Form 20-F/A
period 2018-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2019-06-03
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS
(exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(translation of registrant’s name into English)

Federative Republic of Brazil
(jurisdiction of incorporation or organization)

Rua da Quitanda 196, 9th floor, Centro, CEP 20091-005, CEP 20071-003, Rio de Janeiro, RJ, Brazil
(address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share		New York Stock Exchange
Common Shares, no par value*		New York Stock Exchange
American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class B Preferred Share		New York Stock Exchange
Preferred Shares, no par value*		New York Stock Exchange

*      Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the SEC.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2018 was:

1,087,050,297	Common Shares (EBR-A)
146,920	Class A Preferred Shares
265,436,883	Class B Preferred Shares (EBR-B)

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

*The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☒ No

Explanatory Note — Amendment

This Amendment amends our Annual Report on Form 20-F for the year ended December 31, 2018 (“Annual Report”) dated April 30, 2019, as filed with the U.S. Securities and Exchange Commission on April 30, 2019 and is being filed solely for the purpose of including the 2018 financial statements of Companhia de Transmissão de Energia Elétrica Paulista — CTEEP as Companhia de Transmissão de Energia Elétrica Paulista — CTEEP met the criteria set forth in Rule 3-09 of Regulation S-X in 2017 and 2016.

This Amendment speaks as of the initial filing date of the Annual Report. Other than as expressly set forth above, no part of the Annual Report is being amended. Accordingly, other than as discussed above, this Amendment does not purport to amend, update or restate any other information or disclosure included in the Annual Report or reflect any events that have occurred after the initial filing date of the Annual Report. As a result, our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 continues to speak as of April 30, 2019 or, to the extent applicable, such other date as may be indicated in the Annual Report.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

In 2018, none of our affiliated entities were a significant entity under Rule 3-09 of Regulation S-X. In 2017 and 2016, our affiliate CTEEP — Companhia de Transmissão de Energia Elétrica Paulista was a significant associate under Rule 3-09 of Regulation S-X. In 2017 and 2016, KPMG is referring to other auditors for Norte Energia S.A. In 2016, KPMG is referring to other auditors for Madeira Energia S.A. These audit reports are referred to in the report of our external auditors, KPMG Auditores Independentes, with respect to our consolidated financial statements as of and for the year ended December 31, 2018. Please see attached the financial statements of CTEEP — Companhia de Transmissão de Energia Elétrica Paulista as of and for the years ended December 31, 2018, 2017 and 2016.

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

3.2

By-Laws of Centrais Elétricas Brasileiras S.A. — Eletrobras (English translation), dated November 30, 2017, incorporated by reference to Exhibit 3.2 to our Annual Report on Form 20-F (File No. 001-34129), filed on April 30, 2019.

4.1	Itaipu treaty signed by Brazil and Paraguay — Law No. 5,899 of July 5, 1973, incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

8.1	List of subsidiaries, incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F (File No. 001-34129), filed on April 30, 2019.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

13.1	Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

13.2	Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

15.2	Auditor’s Letter Regarding Change in External Auditor, incorporated by reference to Exhibit 15.2 to our Annual Report on Form 20-F (File No. 001-34129), filed on April 30, 2019.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to its Annual Report on its behalf.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS

May 31, 2019		By:	/s/ Wilson Pinto Ferreira Junior
Name: Wilson Pinto Ferreira Junior
Title: Chief Executive Officer

By:	/s/ Elvira Baracuhy Cavalcanti Presta
Name: Elvira Baracuhy Cavalcanti Presta
Title: Chief Financial and Investor Relations Officer

3

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista S.A.

We have audited the accompanying consolidated balance sheet of CTEEP — Companhia de Transmissão de Energia Elétrica Paulista S.A. as of December 31, 2017, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2017 and 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CTEEP — Companhia de Transmissão de Energia Elétrica Paulista S.A. at December 31, 2017 and the consolidated results of its operations and its cash flows for the years ended December 31, 2017 and 2016, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We have not audited, reviewed or compiled the comparative information herein as of and for the year ended December 31, 2018, and, accordingly, we express no opinion on it.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company’s auditor since 2016.

São Paulo, Brazil

April 27, 2018

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS).

December 31, 2018 (unaudited), 2017 and 2016, with Report of Independent Registered Public Accounting Firm

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Balance sheets

As at December 31, 2018 (unaudited) and 2017

(In thousands of reais, unless stated otherwise)

Assets	Note	2018 (unaudited)	2017

Current assets
Cash and cash equivalents	5	16,740	6,585
Short-term investments	6	680,909	610,066
Concession assets - Contract	7	389,082	—
Concession assets - Financial	7	1,697,216	1,924,928
Inventories		39,173	37,639
Recoverable taxes	9	29,521	14,162
Derivative financial instruments	31	—	2,611
Restricted cash		1,787	1,141
Receivables from related parties	30	323	903
Prepaid expenses		8,384	4,607
Other		36,509	41,067

		2,899,644	2,643,709

Noncurrent assets
Long-term assets
Restricted cash	14	42,268	35,674
Concession assets - Contract	7	4,485,207	—
Concession assets - Financial	7	7,562,351	11,213,952
Receivables - Finance Department	8	1,426,083	1,312,791
Sureties and judicial deposits	10	66,987	66,414
Inventories		13,551	37,034
Deferred income tax and social contribution	29(b)	9,037	—
Post-employment benefit — Actuarial surplus	22(a)	105,444	—
Derivative financial instruments	31	2,643	—
Other		25,236	1,513

		13,738,807	12,667,378

Investments	11	1,848,092	1,880,845
Property, plant and equipment	12	25,539	22,879
Intangible assets	13	30,142	37,362

		1,903,773	1,941,086

		15,642,580	14,608,464

Total assets		18,542,224	17,252,173

The accompanying notes are an integral part of these financial statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Balance sheets

As at December 31, 2018 (unaudited) and 2017

(In thousands of reais, unless stated otherwise)

Liabilities	Note	2018 (unaudited)	2017

Current liabilities
Borrowings and financing	14	334,067	268,588
Debentures	15	23,707	182,852
Trade payables		88,358	69,923
Taxes and social security contributions payable	16	54,382	90,502
Taxes in installments	17	—	57,997
Regulatory charges payable	19	40,262	16,550
Interest on capital and dividends payable	24(b)	7,835	3,112
Payroll and related taxes	20	37,047	36,344
Payables - Funcesp	22	4,250	2,056
Other		36,790	61,180

		626,698	789,104
Noncurrent liabilities
Long-term liabilities
Borrowings and financing	14	1,215,689	690,541
Debentures	15	1,441,504	801,007
Taxes in installments	17	—	—
Deferred PIS and Cofins (taxes on revenue)	18	1,176,566	1,147,381
Deferred income tax and social contribution	29(b)	2,603,438	2,418,125
Regulatory charges payable	19	35,925	54,250
Provisions	21	90,708	121,553
Global Reversal Reserve (RGR)	23	19,093	24,053
Other		33,078	6,503

		6,616,001	5,263,413
Equity
Capital	24(a)	3,590,020	3,590,020
Capital reserves	24(c)	666	666
Future capital increases		—	—
Earnings reserves	24(d)	7,404,769	7,309,338
Other comprehensive income	24(e)	73,192	—
Additional dividends proposed	24(b)	—	84,693

		11,068,647	10,984,717

Noncontrolling interests in investment funds		230,878	214,939

		11,299,525	11,199,656

Total liabilities and equity		18,542,224	17,252,173

The accompanying notes are an integral part of these financial statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Income statements

Years ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

	Note	2018 (unaudited)	2017	2016

Net operating revenue	25.1	3,184,654	2,701,193	7,785,616
Costs on infrastructure implementation services and operation and maintenance	26	(725,246)	(593,278)	(499,623)

Gross profit		2,459,408	2,107,915	7,285,993

Operating income (expenses)
General and administrative expenses	26	(154,746)	(122,112)	(126,924)
Management fees	26 and 30	(11,890)	(8,282)	(5,661)
Other operating income (expenses), net	28	(34,736)	(55,006)	(27,939)
Share of profit (loss) of investees	11	200,822	124,806	267,706
		(550)	(60,594)	107,182

Profit before finance income (costs) and income taxes		2,458,858	2,047,321	7,393,175

Finance income	27	352,778	123,673	76,684

Finance costs	27	(494,992)	(189,889)	(186,613)
		(142,214)	(66,216)	(109,929)

Profit before income tax and social contribution		2,316,644	1,981,105	7,283,246

Income tax and social contribution
Current	29(a)	(407,423)	(354,491)	(79,301)
Deferred	29(a)	(13,976)	(241,154)	(2,254,611)
		(421,399)	(595,645)	(2,333,912)

Net income for the year		1,895,245	1,385,460	4,949,334

Attributable to:
Company’s owners		1,881,668	1,365,512	4,932,312
Noncontrolling interests		13,577	19,948	17,022

Basic earnings per share	24(f)	11,42337	8,28985	30,20956

Diluted earnings per share	24(f)	11,42208	8,28898	30,01340

The accompanying notes are an integral part of these financial statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Statements of comprehensive income

Years ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

	Note	2018 (unaudited)	2017	2016

Net income for the year		1,895,245	1,385,460	4,949,334

Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:
Post-employment benefit - Actuarial surplus	22(a)	107,360	—	—
Deferred income tax and social contribution	29(b)	(36,502)	—	—
Adjustment subsidiaries’ financial instruments, under equity accounting	31(a)	2,408	—	—
Deferred income tax and social contribution	29(b)	(74)	—	—

Total other comprehensive income, net		73,192	—	—

Total comprehensive income for the year		1,968,437	1,385,460	4,949,334

Attributable to:
Company’s owners		1,954,860	1,365,512	4,932,312
Noncontrolling interests		13,577	19,948	17,022

The accompanying notes are an integral part of these financial statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Statements of changes in equity

Years ended December 31, 2018 (unaudited) and 2017

(In thousands of reais, unless stated otherwise)

					Earnings reserves
	Note	Capital	Capital reserves	Funds intended for capital increase	Legal reserve	Statutory reserve	Earnings retention reserve	Unrealized special earnings reserve	Retained earnings	Additional dividends proposed	Other comprehensive income	Total	Noncontrolling interest	Total

Capital increase	24(a)	1,217,583	(1,216,917)	(666)	—	—	—	—	—	—	—	—	—	—
Forfeited interest on capital		—	—	—	—	—	—	—	671	—	—	671	—	671
Forfeited dividends		—	—	—	—	—	—	—	544	—	—	544	—	544
Acquisition of additional interest from noncontrolling shareholders		—	—	—	—	—	—	—	—	—	—	—	16,258	16,258
Net income for the year		—	—	—	—	—	—	—	1,365,512	—	—	1,365,512	19,948	1,385,460
Profit allocation:										—	—
Recognition of legal reserve	24(b)	—	—	—	68,275	—	—	—	(68,275)	—	—	—	—	—
Recognition of statutory reserve	24(b)	—	—	—	—	259,447	—	—	(259,447)	—	—	—	—	—
Recognition of special unrealized earnings reserve	24(b)	—	—	—	—	—	—	453,912	(453,912)	—	—	—	—	—
Interim dividends (R$0.819569 per share)	24(b)	—	—	—	—	—	—	—	(135,000)	—	—	(135,000)	—	(135,000)
Interim dividends (R$2.218299 per share)	24(b)	—	—	—	—	—	—	—	(365,400)	—	—	(365,400)	—	(365,400)
Additional dividends proposed	24(b)	—	—	—	—	—	—	—	(84,693)	84,693	—	—	—	—

As December 31, 2017		3,590,020	666	—	542,763	496,691	1,491,748	4,778,136	—	84,693	—	10,984,717	214,939	11,199,656

Adoption IFRS 15, effective January 01, 2018	24(d)	—	—	—	—	—	—	—	198,051	—	—	198,051	—	198,051
Recognition of special unrealized earnings reserve - adoption IFRS 15	—	—	—	—	—	—	—	198,051	(198,051)	—	—	—	—	—
Additional dividends proposed	24(b)	—	—	—	—	—	—	—	—	(84,693)	—	(84,693)	—	(84,693)
Forfeited dividends	—	—	—	—	—	—	—	—	1,017	—	—	1,017	—	1,017
Acquisition of additional interest from noncontrolling shareholders	—	—	—	—	—	—	—	—	—	—	—	—	2,362	2,362
Other comprehensive income		—	—	—	—	—	—	—	—	—	—	—	—	—
Post-employment benefit - Actuarial surplus	22(a)	—	—	—	—	—	—	—	—	—	107,360	107,360	—	107,360
Deferred income tax and social contribution	29(b)	—	—	—	—	—	—	—	—	—	(36,502)	(36,502)	—	(36,502)
Adjustment subsidiaries’ financial instruments, under equity accounting	24(e)	—	—	—	—	—	—	—	—	—	2,408	2,408	—	2,408
Deferred income tax and social contribution	24(e)	—	—	—	—	—	—	—	—	—	(74)	(74)	—	(74)
Net income for the year		—	—	—	—	—	—	—	1,881,668	—	—	1,881,668	13,577	1,895,245
Profit allocation:		—	—	—	—	—	—	—	—	—	—	—	—	—
Recognition of legal reserve	24(b)	—	—	—	94,083	—	—	—	(94,083)	—	—	—	—	—
Recognition of statutory reserve	24(b)	—	—	—	—	357,517	—	—	(357,517)	—	—	—	—	—
Recognition of special unrealized earnings reserve, net	24(b)	—	—	—	—	—	—	62,415	(62,415)	—	—	—	—	—
Recognition of earnings retention reserve	24(b)	—	—	—	—	—	143,670	—	(143,670)	—	—	—	—	—
Interest on capital paid (R$3.593960 per share)	24(b)	—	—	—	—	—	—	—	(592,000)	—	—	(592,000)	—	(592,000)
Interim dividends (R$4.615728 per share)	24(b)	—	—	—	—	—	(760,305)	—	—	—	—	(760,305)	—	(760,305)
Interim dividends (R$3.842866 per share)	24(b)	—	—	—	—	—	—	—	(633,000)	—	—	(633,000)	—	(633,000)

As December 31, 2018 (unaudited)		3,590,020	666	—	636,846	854,208	875,113	5,038,602	—	—	73,192	11,068,647	230,878	11,299,525

The accompanying notes are an integral part of these financial statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Statements of cash flows

Years ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

	2018
	(unaudited)	2017	2016

Cash flow from operating activities
Net income for the year	1,895,245	1,385,460	4,949,334
Adjustments to reconcile profit to cash provided by operating activities
Gain on recognition of Law No. 12783 — SE	—	—	(7,318,492)
Deferred PIS and Cofins (note 18)	(29,041)	87,778	840,423
Depreciation and amortization (note 26)	9,214	9,627	9,061
Deferred income tax and social contribution (Note 29 (a))	13,976	241,154	2,254,611
Lawsuits (note 21 (a))	(40,212)	(49,821)	(64,041)
Residual cost of property, plant and equipment/intangible assets disposed of (notes 12 and 13)	599	510	5,340
Tax benefits - merged goodwill (note 28)	37	37	36
Realization of concession asset in acquisition of subsidiary (note 11 (a))	2,490	2,490	2,490
Realization of loss in jointly-controlled subsidiary (note 11 (a))	(2,093)	(2,195)	(2,276)
Gain (loss) on acquisition of control	24,756	(5,042)	—
Share of profit (loss) of investee (note 11 (a))	(200,822)	(124,806)	(267,706)
Interest, inflation adjustments and exchange rate changes of assets and liabilities	186,416	145,426	177,749

	1,860,565	1,690,618	586,529

(Increase) decrease in assets
Restricted cash	(5,494)	(7,631)	57
Concession asset - Investment in infrastructure	(387,115)	(247,126)	(171,902)
Concession asset - RBSE receivable	1,786,291	661,267	—
Concession asset	(1,697,608)	(1,513,212)	(173,304)
Concession asset - Operation & maintenance	(43,488)	(53,851)	66,079
Inventories	21,949	(4,438)	(84)
Recoverable taxes	(14,546)	(3,316)	(2,800)
Prepaid expenses	(3,765)	5,696	(4,246)
Sureties and judicial deposits	4,478	6,761	222
Receivables - Finance Department	(113,292)	(162,433)	(184,438)
Receivables from subsidiaries	580	1,945	—
Other	(16,090)	1,832	14,292

	(468,100)	(1,314,506)	(456,124)

Increase (decrease) in liabilities
Trade payables	15,212	24,598	6,532
Taxes and social security contributions payable	(36,585)	59,683	1,636
Payroll and related taxes	656	2,668	3,853
Taxes in installments	(58,146)	(86,777)	(16,927)
Regulatory charges payable	2,355	20,423	(11,856)
Payables - Funcesp	2,194	(3,439)	(649)
Global Reversal Reserve (RGR)	(2,480)	—	—
Other	(1,294)	11,157	22,032

	(78,088)	28,313	4,621

Net cash provided by operating activities	1,314,377	404,425	135,026

The accompanying notes are an integral part of these financial statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Statements of cash flows

Years ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

	2018
	(unaudited)	2017	2016

Cash flows from investing activities
Short-term investments	(54,966)	(237,724)	103,916
Property, plant and equipment (note 12)	(6,988)	(1,553)	(5,767)
Intangible assets (note 13)	(797)	(4,039)	(5,721)
Investments (note 11)	(51,381)	(119,113)	(2,394)
Cash acquired in business combinations	3,667	479	—
Dividends received (note 11 (a))	7,752	—	28,050

Cash provided by (used in) investing activities	(102,713)	(361,950)	118,084

Cash flows from financing activities
Additions to borrowings (notes 14 and 15)	1,431,606	962,500	150,407
Repayment of borrowings (principal) (notes 14 and 15)	(453,451)	(250,123)	(245,851)
Repayment of borrowings (interest) (notes 14 and 15)	(119,888)	(96,725)	(129,855)
Transactions with noncontrolling shareholders	(13,577)	(19,948)	—
Derivative financial instruments	18,059	—	—
Payment of capital	—	—	97,373
Dividends and interest on capital paid (note 23 (b))	(2,064,258)	(636,118)	(109,710)

Cash flows provided by (used in) financing activities	(1,201,509)	(40,414)	(254,721)

Increase in cash and cash equivalents, net	10,155	2,061	(1,611)

Cash and cash equivalents at the beginning of year	6,585	4,524	6,135
Cash and cash equivalents at the end of year	16,740	6,585	4,524

Changes in cash and cash equivalents	10,155	2,061	(1,611)

Income and social contribution taxes paid by CTEEP in 2018 (unaudited) in totaled R$421,021 (in 2017 totaled R$293,095 and in 2016  R$61,867).

The accompanying notes are an integral part of these financial statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

1.                                      General information

1.1                               Corporate purpose

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (“ISA CTEEP”, “CTEEP” or “Company”) is a publicly-held company authorized to operate as an electric power public service concessionaire, and is principally engaged in the planning, infrastructure implementation, and operation and maintenance of subordinated power transmission systems. In performing its operating activities, the Company is required to make investments and manage research & development programs related to power transmission and other activities related to the technology available. These activities are regulated and supervised by the National Electric Power Agency (“ANEEL”).

The Company derived from a partial spin-off of Companhia Energética de São Paulo (“CESP”) and started to operate on April 1, 1999. In November 10, 2001, the Company merged EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. (“EPTE”), which was originated from the partial spin-off of Eletropaulo - Eletricidade de São Paulo S.A.

In a privatization auction held on June 28, 2006 at São Paulo Stock Exchange (currently “B3 S.A. - Brasil, Bolsa, Balcão), in accordance with Invitation to Bid SF/001/2006, the State Government of São Paulo, then the controlling shareholder, sold their 31,341,890,064 common shares in CTEEP, corresponding to 50.10% of the common shares issued by CTEEP. The winning bidder was Interconexión Eléctrica S.A. E.S.P. (“ISA”).

Currently, the Company is consolidated in the electric power transmission sector, operating as a group, directly controls 12 companies and have shared control of other five companies, which, together, hold 25 concession agreements (note 1.2) and 18,642 kilometers of lines built and 2,041 kilometers in the pre-operating stage.

The Company’s shares are traded on B3 S.A. — Brasil, Bolsa, Balcão. Additionally, CTEEP has an American Depositary Receipts (ADRs) program - Rule 144 A in the United States. The depositary of the ADRs is JP Morgan Chase Bank and the custodian is Banco Santander.

The Company has adopted B3’s Differentiated Corporate Governance Practices - Level 1 since September 2002. The commitments undertaken in adhering to such practices ensure greater transparency by the Company towards the market, investors and shareholders, thus facilitating the monitoring of Management’s actions.

The Company is a member of Brasil Amplo Index (IBRA), Brazil 100 Index, Dividends Index (IDIV), Electric Power Index, Index of Shares with Differentiated Corporate Governance (IGCX), Trade Corporate Governance Index (IGCT), Small Cap Index and Public (BZUTIL).

1.2                               Concessions

CTEEP is entitled to explore, either directly or indirectly, the following concession arrangements of utility concession arrangements for electric power transmission:

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

					Periodic Tariff Revision			Annual Permitted Revenue - RAP
Concessionaire	Agreement	Stake (%)	Term (years)	Maturity	Term/ years	Next	Adjust. index	R$ thousand	Base Month

CTEEP (i)	059/2001		30	12.31.42	5	2019	IPCA	2,421,123	06/18

Subsidiaries
IE Serra do Japi	143/2001	100	30	12.20.31	n/a	n/a	IGPM	22,422	06/18
IEMG	004/2007	100	30	04.23.37	5	2022	IPCA	18,120	06/18
IENNE (ii)	001/2008	100	30	03.16.38	5	2023	IPCA	44,279	06/18
IE Pinheiros	012/2008	100	30	10.15.38	5	2019	IPCA	10,749	06/18
IESul (iii)	013/2008	100	30	10.15.38	5	2019	IPCA	6,155	06/18
IE Pinheiros	015/2008	100	30	10.15.38	5	2019	IPCA	34,823	06/18
IESul (iii)	016/2008	100	30	10.15.38	5	2019	IPCA	11,716	06/18
IE Pinheiros	018/2008	100	30	10.15.38	5	2019	IPCA	6,061	06/18
Evrecy	020/2008	100	30	07.17.25	4	2021	IGPM	7,164	06/18
IE Serra do Japi	026/2009	100	30	11.18.39	5	2020	IPCA	37,243	06/18
IE Pinheiros	021/2011	100	30	12.09.41	5	2022	IPCA	2,344	06/18
IE Itaúnas	018/2017	100	30	02.10.47	5	2022	IPCA	47,200	RAP auctioned
IE Tibagi	026/2017	100	30	08.11.47	5	2023	IPCA	18,371	RAP auctioned
IE Itaquerê	027/2017	100	30	08.11.47	5	2023	IPCA	46,183	RAP auctioned
IE Itapura	042/2017	100	30	08.11.47	5	2023	IPCA	10,729	RAP auctioned
IE Aguapeí	046/2017	100	30	08.11.47	5	2023	IPCA	53,678	RAP auctioned
IE Biguaçu	012/2018	100	30	09.20.48	5	2024	IPCA	38,231	RAP auctioned
IE Itapura	021/2018	100	30	09.20.48	5	2024	IPCA	10,114	RAP auctioned

Jointly-controlled subsidiaries
IEMadeira	013/2009	51	30	02.25.39	5	2019	IPCA	303,736	06/18
IEMadeira (iv)	015/2009	51	30	02.25.39	5	2019	IPCA	193,155	06/18
IEGaranhuns	022/2011	51	30	12.09.41	5	2022	IPCA	87,125	06/18
Paraguaçu	003/2017	50	30	02.10.47	5	2022	IPCA	106,613	RAP ofertada
Aimorés	004/2017	50	30	02.10.47	5	2022	IPCA	71,425	RAP ofertada
Ivaí (v)	022/2017	50	30	08.11.47	5	2023	IPCA	267,317	RAP ofertada

(i)   In CTEEP, the Annual Permitted Revenue (“RAP”) relating to the Existing Service (“SE”) assets is R$1,461,152 as of June 2018. The Periodic Tariff Revision (RTP) by energy transmission concessionaires was postponed to July 2019, with effects retrospective to July 201, according to Technical Note No. 79/2018-SRM/ANEEL.

(ii)   In September 2017, the Company acquired the equity interest held by other shareholders (75%) and became the holder of 100% of IENNE shares (note 11).

(iii)   In September 2018, the Company acquired the equity interest held by Cymi Construções e Participações S.A (CYMI), corresponding to 50% less 1 share in the total capital of thus becoming the holder of 100% of the shares (note 11).

(iv)   In May 2014, the facilities under Concession Agreement 015/2009 for the jointly-controlled entity IE Madeira were completed and delivered to the National Electric System Operator (“ONS”) for testing. In June 2014, considering the existence of systemic and third-party restrictions, ONS issued the Partial Release Agreement (“TLP”) for provisional commercial operation. Currently, facilities are operating with tests yet to be completed: (i) some tests have not yet been authorized by ONS due to system restrictions and (ii) the completion of joint studies (paralleling poles). Despite not interfering with the converters’ capacity to transmit energy at their full power, these pending issues may influence in their operations for some types of configuration, keeping the application of the reduction factor equivalent to 10% of the revenue associated to the agreement. On March

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

13, 2018, IE Madeira received a Circular Letter from SCT (ANEEL’s Superintendence of Transmission and Distribution Concessions, Permits and Authorization) informing the company that an administrative proceeding was started regarding the likelihood of a loss event in the amount of R$99.9 million, due to its failure to fully complete the transmission facilities under Concession Agreement No. 015/2009, since parts and/or operating requirements under the Agreement were not delivered. IE Madeira replied to ANEEL, informing that the facilities commissioning step was already completed and that only certain pending aspects need to be addressed by the company and third parties so that the Final Release Instrument (“TLD”) may be obtained.

In IE Madeira’s and its legal advisors’ opinion, the application of a penalty as intended by ANEEL lacks legal grounds, since it is not mentioned in the Auction Notice and in IE Madeira Concession Agreement.

(v)   On December 18, 2018, the corporate name of ERB1 - Elétricas Reunidas do Brasil S.A. was changed to Interligação Elétrica Ivaí S.A.

All concession arrangements above provide for the right of compensation from concession-related assets at the end of their term. For agreements subject to periodic tariff revision, according to ANEEL regulations, yielding income on investments in expansion, enhancements and improvements is provided for.

Law No. 12.783/2013

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

For the SE amounts, ANEEL Order No. 1484/17, of May 30, 2017, recognized as the total value of the assets the amount of R$4,094,440 on December 31, 2012. The initial impact of RBSE amounts was accounted for in September 2016, and the additional value recognized by ANEEL was recognized during the second quarter of 2017 in Trade receivables (concession asset) (note 7 (d) (ii)).

As disclosed in a material fact notice of April 11, 2017, a temporary injunction granted in connection with a lawsuit filed by three business associations determined the exclusion, on a provisional basis, of the “remuneration” portion provided for in article 15, paragraph 2, of Law No. 12783/13 and consequent recalculation of the Annual Permitted Revenues (RAPs) by ANEEL. In complying with such injunction, ANEEL issued Technical Notice No. 170/17 providing for the new calculation whereby the capital cost was excluded from the RAP amounts (note 7). Based on the opinion of its legal counsel, the Company understands that this is a provisional order and that the Company’s right to receive the RBSE asset amounts is assured by law. Therefore, no adjustment to the amount recorded through December 31, 2018 was deemed necessary.

(*) NI - facilities energized as of June 1, 2000.

SE - facilities of nondepreciated assets existing on May 31, 2000.

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

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

2.2                               Functional and reporting currency

The financial statements of CTEEP are presented in Brazilian reais, the currency of the main economic environment where the companies operate (“functional currency”).

2.3                               Critical accounting judgments and key estimates and assumptions

The preparation of individual and consolidated financial statements requires Management to make judgments using estimates and assumptions based on objective and subjective factors and on the legal counsel´s opinion, to determine the appropriate amounts for recording certain transactions that affect assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

These judgments, estimates and assumptions are revised at least annually, and any adjustments are recognized in the period in which estimates are revised.

Critical judgments, estimates and assumptions are related to the following aspects: accounting for concession agreements, timing to recognize the contract financial assets, determination of infrastructure and operation & maintenance revenue, definition of the effective interest rate on the contract assets, recognition of deferred tax assets or liabilities, analysis of credit risk and other risks to determine the need to recognize provisions, including provision for tax, civil and labor risks.

•                                          Accounting for concession arrangements

In accounting for concession agreements, the Company makes analyses that require Management’s judgment, substantially, on the applicability of the interpretation of concession agreements, determination and classification of expenditures on the infrastructure implementation, expansion, reinforcement, and improvements as contract assets.

•                                          Timing to recognize contract assets

The Company’s management assesses the timing to recognize concession assets based on the economic features of each concession agreement. A contract assets arises when the concessionaires fulfills its obligation to build and implement the transmission infrastructure, with revenue being recognized over the term of the project. The contract asset is recorded with a contra entry to infrastructure revenue, which is recognized as expenditures are incurred. The indemnifiable portion of the contract asset is identified when the infrastructure implementation is completed.

•                                          Determination of the discount rate of the contract asset

The rate applied to the contract asset is a discount rate that best represents the Company’s estimate for the financial compensation from the transmission infrastructure investments, since risks and premiums specific to the business are considered. The rate to price the financial component of the contract asset is established at the date of start of each concession agreement. When the Grantor revises or adjusts the revenue the Company is entitled to receive, the bookkept contract asset amount is adjusted to reflect the revised flows, and the adjustment is recognized as income or expenses in profit or loss.

•                                          Determination of infrastructure revenue

When the concessionaire provides infrastructure implementation services, the infrastructure revenue at fair value and the respective costs relating to the infrastructure implementation services are recognized, taking into consideration that sufficient margin to cover infrastructure implementation costs and charges is embedded in the projects.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

•                                          Determination of operation and maintenance revenues

When the concessionaire provides operation and maintenance services, revenue at fair value, based, among others, on the amounts estimated by the Grantor, and the respective costs are recognized, according to the consideration paid for the services.

2.4                               Consolidation procedures

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

Control is obtained when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power in the investee.

Subsidiaries are fully consolidated from the date control is obtained until the date on which control ceases to exist.

On December 31, 2018 (unaudited), 2017 and 2016, equity interests in subsidiaries were as follows:

	Reporting	Equity interest - %
	date	12.31.2018		12.31.2017	12.31.2016
Subsidiaries
Interligação Elétrica Serra do Japi S.A. (Serra do Japi)	12.31.2018	100		100	100
Interligação Elétrica de Minas Gerais S.A. (IEMG)	12.31.2018	100		100	100
Interligação Elétrica Norte e Nordeste S.A. (IENNE)	12.31.2018	100		100	25
Interligação Elétrica Pinheiros S.A. (Pinheiros)	12.31.2018	100		100	100
Interligação Elétrica do Sul S.A. (IESul) (**)	12.31.2018	100		50	—
Evrecy Participações Ltda. (Evrecy)	12.31.2018	100		100	100
Interligação Elétrica Itaúnas S.A. (Itaúnas)	12.31.2018	100		100	—
Interligação Elétrica Tibagi S.A. (Tibagi)	12.31.2018	100		100	—
Interligação Elétrica Itaquerê S.A. (Itaquerê)	12.31.2018	100		100	—
Interligação Elétrica Aguapeí S.A. (Aguapeí)	12.31.2018	100		100	—
Interligação Elétrica Biguaçu S.A. (Biguaçu)	12.31.2018	100		—	—
Interligação Elétrica Itapura S.A. (Itapura)	12.31.2018	100		100	—
Fundo de Investimento Referenciado DI Bandeirantes	12.31.2018	68	(*)	30	53
Fundo de Investimento Xavantes Referenciado DI	12.31.2018	43	(*)	72	38
Fundo de Investimento Assis Referenciado DI	12.31.2018	100	(*)	100	—

(*)    Includes direct and indirect equity interests.

(**) In September 2018, IESUL became a subsidiary of the Company, which acquired the equity interest held by another shareholder (50%) and became the holder of 100% of the shares. Through the acquisition date, the Company was a party to a Shareholders Agreement that established the shared control of 50% of IESUL shares (note 11).

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

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

Noncontrolling interests are reported as part of equity and profit and are presented separately in the consolidated financial statements.

On December 31, 2018 (unaudited), 2017 and 2016, equity interests in jointly-controlled subsidiaries were as follows:

	Reporting	Equity interest - %
	date	12.31.2018	12.31.2017	12.31.2016

Jointly-controlled subsidiaries

Interligação Elétrica do Sul S.A. (IESul)	12.31.2018	—	50	50
Interligação Elétrica do Madeira S.A. (IEMadeira)	12.31.2018	51	51	51
Interligação Elétrica Garanhuns S.A. (IEGaranhuns)	12.31.2018	51	51	51
Interligação Elétrica Paraguaçu S.A. (Paraguaçu)	12.31.2018	50	50	—
Interligação Elétrica Aimorés S.A. (Aimorés)	12.31.2018	50	50	—
Interligação Elétrica Ivaí S.A. (Ivaí) (*)	12.31.2018	50	50	—
Interligação Elétrica Norte e Nordeste S.A. (IENNE)	12.31.2018	—	—	25

(*) On December 18, 2018, the corporate name of ERB1 - Elétricas Reunidas do Brasil S.A. was changed to Interligação Elétrica Ivaí S.A.

2.5                               Regulatory Financial Statements

Pursuant to the Energy Industry Accounting Guide, the Company is required to disclose regulatory financial statements containing a complete set of financial statements for regulatory purposes. Regulatory financial statements must be presented independently from the current statutory financial statements and are audited by the same firm as that engaged to audit the statutory financial statements and, as established in the Electricity Sector Accounting Manual (MCSE) and Energy Industry Accounting Guide and Order No. 4356, of December 22, 2017, issued by ANEEL, must be made available on ANEEL’s and the Company’s website through April 30, 2019.

3                                         Significant accounting policies

3.1                               Revenue and expense recognition

Revenue and expenses are recorded on the accrual basis.

3.2                               Revenue recognition

CTEEP applied IFRS 15 — Revenue from Contracts with Customers beginning January 01, 2018. Additional information on the Company’s accounting policies relating to contracts with customers and the effect of the initial application of IFRS 15 is provided in notes 3.7 and 3.23.

Concessionaries are required to record and measure service revenue according to IFRS 15 — Revenue from Contracts with Customers and IFRS 9 — Financial Instruments, even though when services are provided under a single concession agreement. Revenues are recognized when or as the entity fulfills its performance obligations assumed under the contract with the customer and only when there is an approved contract; identifying the rights is possible; there is commercial substance and it is likely that the entity will receive the consideration it is entitled to.  The Company’s revenues are classified into the following groups:

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

(a)                                 Infrastructure revenue

Refers to services such as infrastructure implementation, expansion, reinforcement and improvements in electric power transmission facilities. Infrastructure revenue is recognized as expenditures are incurred and is calculated plus PIS and Cofins rates at the investment value, since projects included sufficient margin to cover infrastructure implementation costs and charges, considering that most of their facilities are implemented under the outsourced contracts with unrelated parties. Any positive or negative changes in relation to the estimated margin are allocated at the end of each work.

All the construction margin is received for the duration of the work and any positive or negative changes are allocated immediately to profit or loss, when incurred. To estimate the Construction Revenue, the Company used a model that calculates the cost to finance the customer (in this case, the Grantor). The rate set for the construction (and operation) margin’s net present value is defined at the beginning of the project and does not change subsequently; it is determined based on the customer´s credit risk and the financing term.

Beginning January 01, 2013, as Concession Agreement 059/2001, regulated by Law No. 12.783/2013, was extended, the Company has recognized infrastructure implementation revenue for improving electric power facilities, as prescribed by ANEEL Order No. 4.413, of December 27, 2013, and Normative Resolution No. 443, of July 26, 2011.

(b)                                 Compensation from concession assets

Refers to interest recognized under the straight-line method at the rate that best represents the compensation from the transmission infrastructure investments, since the risks and premiums specific to the business are considered. The rate seeks to price the financial component of the contract asset, determined at the date of start of each concession agreement. The rate of return is applied on the total amount receivable from the future cash flow.

(c)                                  Operation and maintenance revenue

Refers to services related to operation and maintenance of the electric power transmission facilities, which start after the construction phase and aim to ensuring the availability of these facilities.

3.3                               Current and deferred income tax and social contribution

Current and deferred income tax and social contribution are calculated according to the legislation applicable, based on profit, adjusted by the inclusion of nondeductible expenses, exclusion of nontaxable revenues and inclusion and/or exclusion of temporary differences.

The Company elected to adopt the taxable income regime. Current and deferred income tax for the year is calculated at the rate of 15%, plus a surtax of 10% on taxable income exceeding R$240 for income tax, and current and deferred social contribution is calculated at the rate of 9% on taxable income; this calculation takes into consideration tax loss carryforwards, if any, limited to 30% of taxable income. Subsidiaries Pinheiros, IEMG, Serra do Japi, Evrecy, IENNE, Itaúnas, Tibagi, Itaquerê, Itapura, Aguapeí and Biguaçu elected to adopt the deemed income regime. Subsidiary IESUL elected to adopt the quarterly taxable income regime.

Deferred tax assets arising from temporary differences were recognized according to CVM Instruction No. 371, of June 27, 2002 and IAS 32 — Taxes on Income, and considered the history of profitability and expectation that future taxable income will be generated, based on a technical feasibility study approved by management bodies.

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

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

Deferred tax assets and liabilities are offset only when there is the legal right to offset the current tax asset against the current tax liability and when they are related to the taxes managed by the same tax authority and the Company intends to settle its current tax assets and liabilities.

3.4                     Taxes and regulatory charges fees on revenue

(a)                       Tax on services

Revenues, expenses and assets are recognized net of taxes on services, except when taxes on sales incurred upon the purchase of goods or services cannot be recovered from tax authorities, in which case taxes on services are recognized as part of the acquisition cost of the asset or expense item, as applicable.

(b)                       Regulatory charges

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

(ii)            Alternative Power Sources Incentive Program (PROINFA)

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

(iii)        Global Reversal Reserve (RGR)

This charge was created by Decree No. 41019, of February 26, 1957. Refers to an annual amount set by ANEEL, paid monthly in twelfths by concessionaires to provide fund for reversal and/or takeover of electric power supply services as well as to finance the expansion and improvement of such services. Pursuant to article 21 of Law No. 12.783/2013, beginning January 1, 2013, power transmission companies under concession agreements extended as set forth in the aforementioned Law are exempted from paying the annual RGR amount.

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

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

(v)             Electric Power Service Inspection Fee (TFSEE)

Created by Law No. 9.427/1996, TFSEE is applied on electric power generation, transmission, distribution and sale. According to article 29 of Law No. 12.783/2013, TFSEE is equivalent to 0.4% of the annual economic benefit amount.

3.5                     Financial instruments

CTEEP applied the requirements of IFRS 9 — Financial Instruments beginning January 01, 2018, relating to the classification and measurement of financial assets and financial liabilities and the measurement and recognition of impairment losses.

(a)                       Financial assets

(i)       Classification and measurement

With the adoption of IFRS 9, financial instruments have been classified into three categories: measured at amortized cost, fair value through other comprehensive income (FVTOCI) and fair value through profit or loss (FVTPL). The standards also eliminate the categories “held-to-maturity”, “loans and receivables” and “available for sale” provided for in IAS 39.

The classification of financial assets at the initial recognition depends on the characteristics of the contract cash flows and the business model used to manage such financial assets. Since January 01, 2018, the Company has disclosed financial instruments according to the categories mentioned above:

•                      Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated at fair value through profit or loss on initial recognition or financial assets that should mandatorily be measured at fair value.

Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss. Net changes in fair value are recognized in profit or loss.

Through December 31, 2017, the financial concession asset — Law No. 12.783 — SE was classified as a financial asset into the receivables category. Since January 01, 2018, this asset has been classified as a financial asset at fair value through profit or loss.

On December 31, 2018 (unaudited) and 2017, other financial assets classified into this category are related to cash and cash equivalents and short-term investments.

•                      Amortized Cost

A financial asset is classified and measured at amortized cost when there is an intent to receive contract cash flows and generate cash flows that are “solely payments of principal and interest” on the outstanding principal amount. This valuation is performed at the instrument level.

Assets measured at amortized cost use effective interest rate method, less any impairment losses. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

On December 31, 2018 (unaudited) and 2017, the main financial assets classified into this category are receivables from the Finance Department and O&M services.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

(i)                Impairment of financial assets

IFRS 9 replaces the “loss incurred” model provided for in IAS 39 with the prospective “expected credit loss” model. The new expected loss model will apply to financial assets measured at amortized cost or at fair value through other comprehensive income, except investments in equity instruments.

(ii)            Derecognition of financial assets

A financial asset is derecognized when the contract rights to the cash flows of the asset expire or when the rights to receive contract cash flows on a financial asset in a transaction where substantially all the risks and rewards of ownership of the financial asset are transferred to third parties. Any interest created or retained by the Company in these financial assets is recognized as a separate asset or liability.

(b)           Financial liabilities

Financial liabilities are classified at fair value through profit or loss when they are either held for trading or designated at fair value through profit or loss. Other financial liabilities (including borrowings) are measured at amortized cost using the effective interest method.

(c)           Derivatives and hedging activities

IFRS 9 provides for an approach to account for hedge based on Management´s risk management, mainly based on principles. One of the main amendments to the standard is the measurement of the effectiveness. The new standard requires management to evaluate the conditions and percentages of effectiveness, bringing a qualitative vision to the process.

The Company and its subsidiary Biguaçu use derivative financial instruments for hedging purposes such as interest rate swaps and forward currency contracts. These financial instruments are recognized initially at the fair value at the derivative contract date and are subsequently remeasured at fair value.

The Company designates and documents the hedge relationship to which it intends to apply the hedge accounting and the objective and strategy of the risk management to contract the hedge. The documentation includes the identification of the hedge instrument, the hedged item, the nature of the hedged risk and how the entity evaluates if the hedging relationship meets the hedge effectiveness requirements.

Financial instruments are classified as fair value hedge and cash flow hedge:

Fair value hedge: intended for hedging the exposure to changes in the fair value of an asset or liability. The changes in the fair value of a hedge instrument and the hedged item are recognized in profit or loss.

Cash flow hedge: Intended to hedge against changes in the cash flow that is attributable to a specific risk associated to an asset or liability. A financial instrument classified as cash flow hedge, the effective portion of the gain or loss of the hedge instrument is recognized in other comprehensive income whereas any ineffective portion is immediately recognized in the income statement. The amounts accrued in other comprehensive income are accounted for according to the nature of the transaction originated by the hedged item. If the hedged item transaction subsequently results in the recognition of a non-financial item, the amount accrued in equity is included in the initial cost of the hedged asset or liability.

The Company’s swap financial instruments are classified as fair value hedge and Biguaçu’s forward currency contract is classified as cash flow hedge, as described in note 31.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

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

3.7                     Concession asset

As provided for in the concession agreement, the concessionaire operates as a service provider. The concessionaire implements, expands, reinforces or improve the infrastructure (infrastructure implementation services) used to provide a public utility service in addition to operating and maintaining this infrastructure (operation and maintenance services) during a specified term. The energy transmission company is compensated for the availability of the infrastructure over the term of the concession.

The concession agreement does not transfer the right to control the use of the public service infrastructure to the concessionaire. Only the assignment of ownership of these assets is expected for purposes of providing public services, which are reversed to the concession grantor after the end of the respective agreement. The concessionaire is entitled to operate the infrastructure for the provision of public services on behalf of the concession grantor, based on the terms and conditions set forth in the concession agreement.

Concessionaries are required to record and measure service revenue according to IFRS 15 - Revenue from Contracts with Customers, IFRS 9 - Financial Instruments and IFRIC 12 — Service Concession Agreements. If the concessionaire provides more than one service governed by one single contract, the compensation received or receivable should be allocated based on the performance obligation based on the amounts relating to the services provided if the amounts are separately identifiable.

The concession asset records amounts receivable relating to the infrastructure implementation, the compensation revenue from the concession asset, operation and maintenance services, and assets under Law No. 12.783 — SE, classified in:

(a)           Concession assets - Financial

Concession Agreement No. 059/2001 was extended to December 2042 under Law No. 12.783/2013, ensuring the company the unconditional right to receive the amounts relating to the reversal of SE investments, not amortized, whose amounts are determinable according to conditions set forth in Ruling No. 120/16. This financial asset is formed by the cash flow regulated by ANEEL Technical Note No. 336/2016.

Financial assets recorded in “Assets under Law No. 12.783 - SE”, since January 01, 2018, have been classified as measured at fair value through profit or loss, pursuant to IFRS 9. On December 31, 2017, these financial assets were classified as loans and receivables.

The operation and maintenance of the transmission infrastructure begins after the end of the construction phase and placement into service. The recognition of receivables and the respective revenue only originates after the performance obligation is completed monthly. Accordingly, these receivables, recorded in “O&M services”, have been considered financial assets at amortized cost.

(b)           Concession Assets - Contract

All the Company’s concessions were classified under the contract asset model beginning January 01, 2018, as required by IFRS 15 — Revenue from Contracts with Customers. A contract asset originates when the concessionaire satisfies the obligation to build and implement the transmission infrastructure, with the revenue being recognized over the term of the project; however, receipt of cash flow is contingent on the satisfaction of

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

the performance operation and maintenance obligation. Monthly, as the Company operates and maintains the infrastructure, the portion of the contract asset equivalent to the consideration for that month for the satisfaction of the construction performance obligation becomes a financial asset, since nothing other than the passage of time will be required for such amount to be received.  The benefits of this asset are future cash flows.

The value of the contract asset of energy transmission concessionaires is formed by the present value of its future cash flows. The future cash flow is estimated at the beginning of the concession, or its extension, and the assumptions of its measurement are revised in the Periodic Tariff Revision (RTP).

Cash flows are defined based on the Annual Permitted Revenue (RAP), which is the consideration that concessionaires are paid for providing energy transmission public services to users. These receivables amortize the investments in this transmission infrastructure, and any unamortized investments (reversible assets) generate the Grantor’s right to indemnity at the end of the concession agreement term. This flow of receipts is (i) compensated at a rate that represents the business financial component set at the start of each project, which ranges between 6.6% and 10.5%; and (ii) adjusted for inflation based on IPCA/IGPM.

The infrastructure implementation, which is an activity performed during the construction phase, is entitled to a consideration contingent on the completion of the work and performance obligations to operate and maintain, and not only the passage of time, and the revenue and costs on works relating to the formation of this asset are recognized through expenditures incurred.

Therefore, the consideration for the infrastructure implementation services made over the concession assets beginning January 01, 2018, have been recorded in “Infrastructure implementation”, as a contract asset, since their right to the consideration is still contingent on the satisfaction of another performance obligation.

Infrastructure implementation revenues and revenues from compensation on concession assets are subject to deferral of cumulative PIS and Cofins (taxes on revenue), recorded in “deferred taxes”, in noncurrent liabilities.

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

When acquiring a business, the Company measures the financial assets acquired and financial liabilities assumed for the purpose of classifying and allocating them according to the contractual terms, the economic circumstances and the conditions prevailing on the acquisition date.

The goodwill is initially measured as the excess of the consideration transferred in relation to the fair value of the net assets acquired (identifiable assets acquired less the liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the income statement.

The realization of intangible assets arising from the acquisition of right of operation, concession or permission granted by government occurs in the estimated or contracted term of utilization, effectiveness or loss of economic substance, or derecognition due to sale or impairment of the investment.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

3.11        Property, plant and equipment

Basically, represented by administrative assets. Depreciation is calculated on a straight-line basis, based on the estimated economic useful life of the assets.

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

3.13        Leases

(a)                                 The Company as lessee

•                      Operating leases

Operating lease payments are recognized as expenses on a straight-line basis over the lease term, except when another approach is more appropriate to reflect the timing the economic benefits of the leased asset are consumed. Contingent operating lease payments are recognized as an expense when incurred.

•                      Finance leases

Initially, finance leases are recognized as balances of assets and liabilities at amounts equal to the fair value of the leased asset or, if lower, at the present value of minimum lease payments.

The discount rate to be used to calculate the present value of the minimum lease payments is the interest rate implicit in the lease, if practicable, or the entity’s incremental borrowing rate. Any direct initial costs of the lessee are added to the amount recognized in assets.

3.14        Other current and noncurrent assets

Stated at their net realizable value.

Expected losses for reduction of the carrying amount to the recoverable value are recognized at the amounts considered as unlikely for the realization of assets on the balance sheet date.

3.15        Current and noncurrent liabilities

Stated at known or estimated amounts, plus charges, inflation adjustment and/or exchange gains or losses incurred through the balance sheet date, when applicable.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

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

Provisions are quantified at the present value of the expected disbursement to settle the obligation using the appropriate discount rate, according to related risks. Provisions are adjusted through the balance sheet date for the probable loss amount, according to the nature of each contingency and based on the opinion of the Company’s legal counsel.

Provisions for risks are recognized when the Company and its subsidiaries have a legal or constructive obligation as a result of past events, and it is probable that a cash disbursement will be required to settle the obligation, and its present value can be reliably estimated.

The bases for and nature of the provisions for tax, civil, and labor risks are described in Note 21 (a).

3.17        Employee benefits

The Company sponsors supplementary retirement and death benefit plans for its employees, former employees and related beneficiaries, administered by Fundação CEPS (Funcesp), the objective of which is to supplement the social security benefits.

Payments to defined contribution plans are recognized as expense when the services they entitle to are provided.

In the actuarial appraisal of the liabilities under this plan, the projected unit credit method was adopted, according to IAS 19.

This appraisal is conducted on an annual basis, and the effects of the remeasurement of the plan liabilities, which includes actuarial gains and losses, the effect of changes in the asset ceiling (if applicable) and the return on plan assets (less interest), are immediately reflected in the balance sheet as a charge or credit recognized in other comprehensive income in the period in which they occur.

On December 31, 2018 (unaudited), the Company recorded actuarial assets and liabilities (equity) accounted for, as mentioned in note 22.

3.18        Dividends and interest on capital

The dividend recognition policy is in accordance with IAS 10, which determine that proposed dividends that are based on statutory obligations be recorded in current liabilities. The Company’s bylaws establish mandatory minimum dividend, as described in note 24 (b).

The Company may pay interest on capital, which is deductible for tax purposes and considered part of the mandatory dividends, and reported as profit allocation directly in equity.

3.19        Segment reporting

Operating segments are defined as business activities from which the Company obtains revenues and incurs expenses, whose financial information may be made available individually and whose operating profit or loss is revised by Management on an ongoing basis in the decision-making process.

Although the Company’s Management recognizes revenue from infrastructure implementation, operation and maintenance activities, they considered that these revenues are originated by concession agreements that have

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

only one business segment: electric power transmission.

3.20        Statement of cash flows (DFC)

The statement of cash flows was prepared using the indirect method and is presented in accordance with CVM Decision No.641, of October 07, 2010, which approved technical pronouncement IAS 7 - Cash Flow Statements.

3.21        Earnings per share

The Company calculates earnings per shares based on the weighted average number of common and preferred shares outstanding during the period corresponding to the profit or loss, as prescribed by IAS 33.

The basic earnings per share is calculated by dividing the profit for the period by the weighted average number of shares issued. The diluted earnings is affected by instruments convertible into shares, as mentioned in note 24 (f).

3.22        Significant changes in accounting policies

The Company, its subsidiaries and jointly-controlled subsidiaries adopted the new pronouncements and the new interpretations issued or revised by IASB, with initial application beginning January 01, 2018, as follows:

•             IFRS 15 — Revenue from Contracts with Customers

In the adoption of IFRS 15, the Company and its subsidiaries applied the cumulative effective method and did not reflect the effects of this IFRS for the comparative year (2017). The account balance adjustments due to the initial adoption were recorded in accumulated losses.

IFRS 15 established a five-step model to account for revenues from contracts with customers. In accordance with said IFRS, revenue is recognized at an amount that reflects the consideration to which the entity expects to be entitled in exchange for the transfer of goods or services to a customer.

The Company evaluated its operations in light of the new standards and, as described in item 3.7, concluded that the infrastructure implementation activity is affected by the new IFRS, since the right to the consideration for goods and services is contingent on compliance with another performance obligation. As a consequence of the application of IFRS 15, receivables relating to infrastructure implementation, which were formerly classified as financial assets, and whose balance on January 01, 2018 amounted to R$1,715,668, Parent, and R$3,405.618, consolidated, have been classified as contract asset, in the amounts of R$2,808,317 and R$4,874,289, Parent and consolidated, respectively. The difference in measurement criteria, in the amount of R$198,051, was accounted for directly in retained earnings, net of taxes.

•             IFRS 9 — Financial instruments

The IFRS 9 combines the three aspects of the project relating to accounting for financial instruments: classification and measurement, impairment of assets and hedge accounting.

The Company adopted the new standard and, based on the simplified initial application, used the exemption from presenting comparative information for prior periods.

With the adoption of IFRS 9, the Company concluded that the financial asset under Law No. 12.783 — SE (R$9,198,198, Parent and consolidated), which was formerly classified as financial asset measured at amortized cost, has been classified at fair value through profit or loss, as described in item 3.7, since it does not meet the criteria of contract cash flow limited to the principal and interest under the new standard.

The table below summarizes the impact, net of taxes, of adopting IFRS 15 on retained earnings on January 01, 2018:

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

Impact on adoption of IFRS 15 at January 01, 2018

Retained earnings
Contract asset	269,650
Related deferred assets	(71,599)
Impact on January 01, 2018	198,051

The adoption of IFRS 15 and 9 impacted the Company’s and its subsidiaries’ balance sheet and income statements, as shown below:

Balance Sheet	Before the effects 31.12.2018 (unaudited)	Impact on adoption of IFRS 15 and 9	Reported 31.12.2018 (unaudited)

Assets
Concession assets - contract	—	4,874,289	4,874,289
Concession assets - financial	13,303,339	(4,043,772)	9,259,567
Investment	2,007,455	(159,363)	1,848,092
Deferred taxes	—	9,037	9,037
Assets not impacted	2,551,239	—	2,551,239

Total Assets	17,862,033	680,191	18,542,224

Liabilities
Liabilities not impacted	3,462,695	—	3,462,695
Deferred taxes	3,486,349	293,655	3,780,004

Total Liabilities	6,949,044	293,655	7,242,699

Equity
Earnings reserves	5,311,473	198,051	5,509,524
Profit	1,706,760	188,485	1,895,245
Items not impacted	3,894,756	—	3,894,756
Total Equity	10,912,989	386,536	11,299,525

Total Liabilities and Equity	17,862,033	680,191	18,542,224

Income statement
Net revenue	2,832,967	340,954	3,173,921
Share of profit (loss) of investees	232,058	(31,236)	200,821
Other	(1,058,101)	2	(1,058,098)
Income tax and social contribution	(300,166)	(121,233)	(421,399)

Net income for the year	1,706,758	188,487	1,895,245

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

4                               New and revised standards and interpretations issued but not yet adopted

New pronouncements, amendments in existing pronouncements and new interpretations listed below were published and are mandatory that were effective on December 31, 2018.

(a)           New and/or revised standards, instructions and interpretations

Standards that will become effective beginning on January 01, 2019:

IFRS 16 - Leases

IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases and require lessees to account for all leases under a single model.

This standard includes two recognition exemptions for lessors — leases of low value assets and short-term leases.

At the commencement of a lease, the lessee recognizes a liability for future payments and an asset representing the right to use the underlying asset over the lease term.

Lessees are required to recognize separately interest expense on lease liabilities and amortization expense on the right-of-use asset.

Lessees are also required to remeasure the lease liability if certain events, such as, for example, a change in the lease term, in the future lease payments as a result of a change in an index or a rate used to determine those payments) occur.

In general, lessees will recognize the remeasured lease liability value as an adjustment to the right-of-use asset.

The Company has a low volume of lease contracts and the involved amounts are not significant. Therefore, no significant impacts on the financial statements are expected from the adoption of IFRS 16.

IFRIC 22 — IFRIC 23 — Uncertainty over income tax treatments

This interpretation, effective for annual periods beginning on or after January 01, 2019, clarifies how to apply recognition and measurement requirements when there is uncertainty about the acceptance of the treatments adopted by tax authorities in applying the IAS 12 requirements.

The Company is in process of evaluating uncertainties and does not expect significant impacts on its financial statements.

(b)                       Standards and interpretations that are new and revised by IASB, already issued, and that will become effective beginning 2019:

•             IFRS 10 and IAS 28 — Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

•             IFRS 17 — Insurance Contracts

The Management of the Company and its subsidiaries are analyzing the impacts of these standards.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited) and 2017

(In thousands of reais, unless stated otherwise)

5                               Cash and cash equivalents

	% of CDI	2018 (unaudited)	2017

Cash and banks		7,712	2,981
Cash equivalents
Bank Certificates of Deposit (CDBs)	94.0% to 97.0%	6,254	136
Repurchase transactions (a)	95.0% to 97.0%	2,362	2,687
Short-term investment fund	40.0% to 70.0%	412	781

		16,740	6,585

Cash equivalents are measured at fair value through profit or loss and have daily liquidity.

The Company’s Management’s analysis of these assets’ exposure to interest rate risks, among others, is disclosed in note 31 (c).

(a)             Repurchase transactions refer to securities issued by banks for repurchase by the bank and resale by the customer, at fixed rates and fixed maturities, backed by private or government bonds registered with CETIP.

6                               Short-term investments

	% of CDI	2018 (unaudited)	2017

Fundo de Investimento Referenciado DI Bandeirantes		250,321	262,952
Fundo de Investimento Xavantes Referenciado DI:	100.7%	263,252	187,864
Fundo de Investimento Assis Referenciado DI:		167,336	159,250

		680,909	610,066

(*) Investments funds are consolidated as described in note 2.4.

The Company, its subsidiaries and jointly-controlled subsidiaries concentrate their short-term investments in the following investment funds:

•                                Fundo de Investimento Referenciado DI Bandeirantes: an investment fund organized exclusively for the Company, its subsidiaries and jointly-controlled entities, managed by Banco Bradesco, having its portfolio comprised of units in Fundo de Investimento Referenciado DI Coral.

•                                Fundo de Investimento Xavantes Referenciado DI: an investment fund organized exclusively for the Company, its subsidiaries and jointly-controlled entities, managed by Banco Itaú Unibanco, having its portfolio comprised of units in Fundo de Investimento Special DI (Corp Referenciado DI merged by Special DI).

•                                Fundo de Investimento Assis Referenciado DI: an investment fund organized exclusively for the Company, its subsidiaries and jointly-controlled entities, managed by Banco Santander, having its portfolio comprised of units in Fundo de Investimento Santander Renda Fixa Referenciado DI.

Said investment funds are highly liquid, readily convertible into a cash amount, regardless of the assets, and any risk of change in the amount will be directly linked to the composition of the funds, which holds government bonds and private securities. Portfolios are comprised of fixed income securities, such as federal government bonds and private securities, in order to follow the variation of the CDI of Selic rate.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited) and 2017

(In thousands of reais, unless stated otherwise)

The Company’s Management’s analysis of these assets’ exposure to interest rate risks, among others, is disclosed in note 31 (c).

7                               Concession asset

	2018 (unaudited)	2017

Financial assets
Assets under Law No. 12.783 - SE (a)	9,069,651	9,586,834
Infrastructure implementation (c)	—	3,405,618
O&M services (b)	189,916	146,428

	9,259,567	13,138,880

Contract asset
Infrastructure implementation (c)	4,874,289	—

	14,133,856	13,138,880

Current liabilities	2,086,298	1,924,928

Noncurrent liabilities	12,047,558	11,213,952

(a)                       Receivables under Law No. 12.783 - amounts receivable relating to investments under Concession Agreement No. 059/2001, which was extended under Law No. 12783 and had the right to the receivable subdivided into NI and SE:

NI facilities

The compensation relating to NI facilities corresponded to the original amount of R$2,891,291, inflation adjusted to R$2,949,121, as determined by Interministerial Ruling No. 580. The equivalent to 50% of this amount was received on January 18, 2013, and the remaining 50% was divided into 31 monthly installments, which had been transferred to the Company by Eletrobras. However, the terms under which these remaining installments should be adjusted are still under discussion. Following a Federal Court of Auditors’ request, ANEEL revised the amounts transferred as compensation for NI facilities to all concessionaires and understood that erroneous adjustment calculations were made, which resulted in overpayments to concessionaires. Although recognizing that calculations were erroneous, Eletrobras challenged ANEEL`S understanding of the matter. Based on an independent appraisal report and on the opinion of its legal counsel, the Company’s interpretation of the adjustment approach differs from that applied by ANEEL. Accordingly, its best estimate for the amount under discussion, totaling R$28,287, remains recorded in “Other”, in noncurrent liabilities, not including the fine and late payment interest that would be due in favor of the Company, considering the delays occurred in the transfers.

SE facilities

(i)                 According to the conditions provided for in Ruling No. 120/16 and the amounts regulated by ANEEL Technical Note No. 336/2016, in line with IFRS 9 — Financial Instruments, the amount relating to SE facilities has been treated as a financial asset at fair value through profit or loss, with the portion of the revenue payable in an estimated term of 8 years while the remaining portion is payable in 6.3 years, beginning July 2017.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

(ii)              As mentioned in note 1.2, ANEEL Order No. 1.484 recognized the Company’s net remuneration basis from R$3,896,328 to R$4,094,440, on December 31, 2012 resulting in a revision of cash flows and an increase of R$432,641in financial assets in the second quarter of 2017, for SE facilities, R$392,622 in net operating revenue (R$40,019 for deferred PIS and COFINS), R$133,491 in provisions for deferred income tax and social contribution, and R$259,131 in profit for the year.

In June 2017, ANEEL Order No. 1779 and Technical Note No. 170, which, in complying with a temporary injunction (note 1.2), excluded the portion relating to cost of equity capital (ke) from the amounts not paid from January 2013 to June 2017, in the calculation of the 2017/2018 RAP, temporarily reducing said RAP from R$1,738,154 to R$1,502,128, until the grounds are judged. For the 2018/2019 cycle, the provisions of said Order remained effective, and the transfer of the cost of equity capital is still suspended. According to Approval Resolution No. 2.408/18, the RBSE RAP corresponds to R$1,461,152 and is included the economic components on a straight-line basis expected for the five (5) years (Note 25.4). Therefore, receivables relating to the cost of equity capital considered in the cash flows from the financial assets for SE facilities relating to the 2017/2018 and 2018/2019 tariff cycles are recorded in noncurrent assets and are not adjusted for inflation as of the maturity date.

(b)                       O&M - Operation and Maintenance refers to the portion of revenues monthly and separately informed by the ONS for compensation of O&M services, with an average collection period below 30 days.

(c)                        Infrastructure implementation — flow of expected cash receipt relating to the compensation of the investments in the energy transmission infrastructure implementation, discounted to present value, as described in note 3.7. Includes the portion of the investments made and not amortized through the end of the concession term (reversible assets).

The aging list of trade receivables is as follows:

	2018 (unaudited)	2017

Current	14,121,484	13,115,131

Past due
up to 30 days	1,411	1,717
31 to 60 days	103	159
61 to 360 days	380	11,842
over 361 days (i)	10,478	10,031

	12,372	23,749

	14,133,856	13,138,880

(i)        Some market players challenged in the courts the balances amounts relating to the Basic Grid. By virtue of this challenge, escrow deposits are made by such members, classified as noncurrent receivables. The Company billed the amounts in accordance with authorizations granted by regulatory agencies and, therefore, no provision for risk relating to this discussion was recognized.

The Company does not have any history of losses on trade receivables, which are collateralized by sureties and/or accesses to bank accounts operated by the National System Operator (ONS) or directly by the Company and, therefore, no allowance for expected credit losses was recognized.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

Changes in trade receivables:

Balances in 2016	11,446,824

Infrastructure revenue (note 25.1)	247,126
Remuneration of concession assets - RBSE (Note 25.1)	1,495,791
Remuneration of concession assets (note 25.1)	400,615
Operation and maintenance revenue (Note 25.1)	880,901
Business combination (*)	534,973
Provision for reversal of facilities (note 28)	(57,178)
Receipts	(1,810,172)

Balances in 2017	13,138,880

Infrastructure revenue (Note 25.1)	387,115
Remuneration of concession assets - RBSE (note 25.1)	1,269,108
Remuneration of concession assets (Note 25.1)	523,219
Operation and maintenance revenue (note 25.1)	1,042,534
Adoption of IFRS 15	830,517
Business combination (**)	193,663
Receipts	(3,251,180)

Balances in 2018 (unaudited)	14,133,856

(*) Amounts derived from the acquisition of IENNE (note 11).

(**) Amounts derived from the acquisition of IESUL (note 11 (c) ii).

8                               Receivables - Finance Department

	2018 (unaudited)	2017

Payroll processing - Law No. 4819/58 (a)	1,666,841	1,560,759
Labor claims - Law No. 4819/58 (b)	275,497	268,287
Allowance for expected credit losses (c)	(516,255)	(516,255)

	1,426,083	1,312,791

(a)                       Refers to amounts receivable for settlement of the payroll relating to the retirement supplementation plan governed by State Law No. 4.819/58, in the period from January 2005 to December 2018. The increase in relation to prior year is due to compliance with the court decision issued by the 49th Labor Court whereby CTEEP, as the defendant, monthly transfers funds to Funcesp to process payments to retired employees.

(b)                       Refer to certain labor claims settled by CTEEP, upon a court order, relating to employees retired under the terms of State Law No. 4.819/58, which should be borne by the State Government of São Paulo.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

(c)                        The expected loss recognized was based on decisive factors such as the extension of the expected term for realization of part of accounts receivable from the State of São Paulo and on the status of pending litigation. The Company monitors the progress of this issue and regularly revises the provision, evaluating the need for supplementing or reversing the provision based on legal events that may change the opinion of its advisors. Through December 31, 2018, no events occurred that would indicate the need to change the expected loss.

9                               Recoverable taxes

	2018 (unaudited)	2017

Income tax	12,601	1,064
Social contribution	16	16
Withholding income tax	2,489	3,259
Withholding social security contribution	783	852
Tax on revenue (Cofins)	7,249	6,708
PIS (tax on revenue)	1,879	1,456
Taxes in installments	3,649	—
Other	855	807

	29,521	14,162

10                        Sureties and judicial deposits

Pledges and restricted deposits are recorded in noncurrent assets, given the uncertainties around the outcome of the related litigation.

Deposits are recognized at nominal value and adjusted for inflation based on the Benchmark Rate (TR) for labor and social security deposits and on Selic for tax and regulatory deposits. Balance is broken down as follows:

	2018 (unaudited)	2017

Judicial deposits
Labor (Note 20 (a) (i))	34,563	37,373
Social security - INSS (Note 20 (a) (iv))	2,819	2,905
PIS/COFINS (a)	11,688	9,446
Assessments - ANEEL (b)	16,985	16,366
Other	932	324

	66,987	66,414

(a)                       In March 2015, through Decree No. 8426/15, the PIS/COFINS rate applicable on financial income was reinstated at 4.65% effective July 1, 2015. The Company filed, for the period from July 2015 to February 2018, a lawsuit seeking the non-levy of such tax based on the fact that the levy could only be required by Law as defined in article 150, item I, of the Federal Constitution, and that Decree No. 8426/15 also violates the principle of non-cumulative taxation established in paragraph 12 of article 194.

(b)                       Refers to deposits for the purpose of voiding ANEEL assessment notices which the Company has challenged.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

11                       Investments

(a)                      Changes in investments

	Balances in 2016	Capital payment	Share of profit (loss) of investees	Acquisition of shareholding control	Dividends cancelled	Balances in 2017

IENNE	104,893	—	1,969	(106,862)	—	—
IESul	119,661	2,211	2,204	—	—	124,076
IEMadeira	1,213,772	—	138,586	—	15,810	1,368,168
IEGaranhuns	388,604	—	(17,759)	—	—	370,845
Paraguaçu	—	5,150	(110)	—	—	5,040
Aimorés	—	3,800	(140)	—	—	3,660
Ivaí	—	9,000	56	—	—	9,056

Investment	1,826,930	20,161	124,806	(106,862)	15,810	1,880,845

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

	Balances in 2017	Adoption of IFRS 15 prior years	Capital payment	Share of profit (loss) of investees	Acquisition of shareholding control	Dividends	Balances in 2018 (unaudited)

IESul	124,076	—	—	4,471	(128,547)	—	—
IEMadeira	1,368,168	(89,000)	—	155,059	—	—	1,434,227
IEGaranhuns	370,845	(38,981)	—	41,739	—	(7,752)	365,851
Paraguaçu	5,040	(46)	9,700	(194)	—	—	14,500
Aimorés	3,660	(42)	7,650	(309)	—	—	10,959
Ivaí	9,056	(57)	13,500	56	—	—	22,555

Investment	1,880,845	(128,126)	30,850	200,822	(128,547)	(7,752)	1,848,092

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

(b)                      Information on investments in jointly-controlled subsidiaries

	2018 (unaudited)					2017
	IEMadeira	IEGaranhuns	Paraguaçu	Aimorés	Ivaí	IEMadeira	IEGaranhuns	Paraguaçu	Aimorés	Ivaí

Current assets
Cash and cash equivalents	182,163	37,490	6,785	5,105	4,590	160,027	47,547	4,746	3,335	3,845
Trade receivables	429,886	87,315	—	—	—	544,485	91,678	—	—	—
Other assets	44,271	5,766	1,128	1,324	86	13,586	4,615	320	91	3
Noncurrent assets
Trade receivables	5,085,371	1,017,004	24,651	18,022	50,576	5,084,032	1,064,276	12,869	8,827	19,404
Other noncurrent assets	206,992	15,501	322	193	220	138,696	15,864	67	43	—

Current liabilities
Borrowings and financing	242,975	33,400	—	—	—	220,000	33,443	—	—	—
Other liabilities	46,046	26,959	1,078	671	4,664	88,492	37,041	7,056	4,382	3,834
Noncurrent liabilities
Borrowings and financing	1,805,371	218,523	—	—	—	1,973,559	249,996	—	—	—
Other liabilities	1,042,081	166,840	2,808	2,056	5,699	976,093	176,354	866	594	1,306
Equity	2,812,210	717,354	29,000	21,917	45,109	2,682,682	727,146	10,080	7,320	18,112

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

	2018 (unaudited)					2017
	IEMadeira	IEGaranhuns	Paraguaçu	Aimorés	Ivaí	IEMadeira	IEGaranhuns	Paraguaçu	Aimorés	Ivaí

Net operating revenue	637,390	139,060	10,077	7,945	27,325	623,807	118,561	12,399	8,505	18,696
Infrastructure and O&M costs	(117,732)	(12,370)	(9,221)	(7,275)	(25,480)	(113,911)	(168,785)	(11,872)	(8,033)	(17,324)
Operating expenses	(24,785)	(3,675)	(1,526)	(1,444)	(1,617)	(19,421)	(3,288)	(399)	(509)	(763)
Finance income (costs)	(172,268)	(16,280)	428	283	317	(175,780)	(18,057)	48	30	101
Nonoperating profit (loss)	139
Income tax and social contribution	(18,705)	(15,530)	(145)	(127)	(434)	(42,958)	36,746	(396)	(272)	(598)
Profit (loss)	304,037	91,205	(387)	(618)	111	271,737	(34,823)	(220)	(279)	112

Equity interest CTEEP (%)	51%	51%	50%	50%	50%	51%	51%	50%	50%	50%

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

	2016
	IEMadeira	IEGaranhuns	IESul	IENNE

Net operating revenue	832,685	213,637	37,086	81,156
Infrastructure and O&M costs	(41,575)	(60,857)	(14,936)	(5,211)
Operating expenses	(13,480)	(3,318)	(1,464)	(1,395)
Finance income (costs)	(195,593)	(23,836)	(3,191)	(24,580)
Nonoperating profit (loss)
Income tax and social contribution	(174,353)	(33,690)	(6,995)	(19,369)
Profit (loss)	407,684	91,936	10,500	30,601

Equity interest CTEEP (%)	51%	51%	50%	25%

Operating
Subsidiary	Incorporation date	Segment	Start of commercial operations	Substations	Installed power	Transmission lines	Extension of lines	Region

IEMadeira	12.18.2008	Transmission	2013	Porto Velho rectifying station and Araraquara reversing	6,100 MVA	Porto Velho — Araraquara II	2,385.0	Rondônia, Mato Grosso, Goiás, Minas Gerais and São Paulo
IEGaranhuns	10.07.2011	Transmission	2015	Garanhuns ll and Pau Ferro	2,100 MVA	Luiz Gonzaga — Garanhuns, Garanhuns — Pau Ferro, Garanhuns — Campina Grande III, Garanhuns — Angelim, Angelim I	633.0	Paraíba, Pernambuco and Alagoas

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

Pre-operating
Subsidiary	Incorporation date	Segment	Expected start of operations (*)	Substations	Transmission lines	Extension of lines	Region	Estimated investment		Contract execution date

Paraguaçu	11.18.2016	Transmission	60 months	—	Poções III — Padre Paraíso 2 C2	338,0	Bahia and Minas Gerais	R$	509.595	10.02.2017
Aimorés	11.18.2016	Transmission	60 months	—	Padre Paraíso 2 — Governador Valadares 6 C2	208,0	Minas Gerais	R$	341.118	10.02.2017
Ivaí	05.17.2017	Transmission	60 months	Guaíra, Sarandi and Paranavaí Norte	Guaíra — Sarandi, Foz do Iguaçu — Guaíra, Londrina — Sarandi, Sarandi — Paranavaí Norte	79,0	Espírito Santo	R$	1.936.474	11.08.2017

(*)   Term for placement into operation as from the contract execution date.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

(i)                                    Business combinations

Interligação Elétrica Norte e Nordeste S.A. (IENNE)

In 2017, the Company acquired all the equity interests held by other IENNE shareholders. This transaction was approved by ANEEL Order No. 2.604, of August 22, 2017, for the 50% equity interest held by Isolux Energia e Participações S.A. (“Isolux”), and Official Letter No. 545/2017, of September 29, 2017, for the 25% equity interest held by Cymi Construções e Participações S.A (“Cymi”). The Brazilian Antitrust Authority (CADE) approved without restrictions the acquisition of IENNE by the Company.

The purchase price paid to Isolux and Cymi for the 50% and 25% equity interests were R$68,460 and R$32,703, respectively, corresponding to the price offered, adjusted for inflation.

As a result of the transaction, the Company became the holder of 100% of IENNE operations after the approval of the regulatory body, which occurred on September 29, 2017, and the acquisition was completed on October 5, 2017, according to material fact notice disclosed on that date.

The fair value of assets acquired, and liabilities assumed and the bargain purchase gain were supported by an appraisal report prepared by an independent consulting firm based on the balance sheet on September 30, 2017, as shown below:

	Book value at 09/30/2017	Fair value adjustment — definitive (*)	Assets and liabilities at fair value

Trade receivables (concession asset)	749,223	(214,386)	534,837
Restricted cash	16,041	—	16,041
Other current assets	2,687	—	2,687

	767,951	(214,386)	553,565

Borrowings and financing	195,224	—	195,224
Other current liabilities	4,545	—	4,545
Deferred income tax and social contribution	70,569	—	70,569
Deferred PIS and Cofins (taxes on revenue)	70,158	—	70,158

	340,496	—	340,496

Equity	427,455	(214,386)	213,069

Interest acquired			75%

			159,802

Amount paid			(101,163)

Bargain purchase gain			58,639

(*) Reflects the difference between the value in use and the fair value, supported by an independent appraisal report. The other Company’s investments are stated at their recoverable value, which, according to IAS 36, is represented by the higher of the fair value and value and use.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

The Company remeasured its former 25% equity interest in IENNE at fair value, as shown below:

R$ thousand

Book value of the investment before acquisition of control (25%)	106,864
Fair value of the investment (25%)	53,267

Loss on acquisition of control of IENNE	(53,597)

The net value of R$5,042, resulting from the bargain purchase gain, deducted from the adjustment in the acquisition of the equity interest formerly held by the Company, is recorded in the Company’s income statement under line item “Other operating income (expenses), net”, and net of deferred income tax and social contribution, amounts to R$3,328.

As a result of this operation, the balance of the Company’s investment in IENNE has reflected the fair value of the assets and liabilities, which differs from the book value of IENNE’s net assets.

Interligação Elétrica Sul S.A.  (IESul)

On April 06, 2018, the Company entered into with Cymi Construções e Participações S.A. an agreement for the acquisition of 50.00% less 1 share in the capital of IESUL for the amount of R$20,075. The Brazilian Antitrust Authority (CADE) and ANEEL authorized the transaction in April and June 2018, respectively. The completion of the transactions and actual acquisition occurred in September 2018 for the amount of R$20,530. As a result of the transaction, IESUL became CTEEP’s wholly-owned subsidiary.

The fair value of assets acquired and liabilities assumed and the bargain purchase gain were supported by an appraisal report prepared by an independent consulting firm based on the balance sheet on August 31, 2018 and shown below:

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

	Book value at 08/31/2018 (unaudited)	Book value after adoption of IFRS 15 at 08/31/2018	Adjustments to fair value (*)	Assets and liabilities at fair value

Trade receivables (concession asset)	326,071	254,049	(60,386)	193,663
Restricted cash	1,738	1,738	—	1,738
Other current assets	8,240	8,240		8,240

	336,049	264,027	(60,386)	203,641

Borrowings and financing	21,229	21,229	—	21,229
Other current liabilities	8,291	8,291	—	8,291
Deferred income tax and social contribution	22,636	22,636	—	22,636
Deferred PIS and Cofins (taxes on revenue)	32,254	32,254	—	32,254

	84,410	84,410	—	84,410

Equity	251,639	179,617	(60,386)	119,231

Interest acquired				50%

				59,616

Amount paid				(20,530)
Capital contribution - 50% equity interest Cymi				2,362

Bargain purchase gain				41,448

(*) Reflects the difference between the value in use and the fair value, supported by an independent appraisal report. The Company’s investments are stated at their recoverable value, which, according to IAS 36, is represented by the higher of the fair value and value and use.

The Company remeasured its former 50% equity interest in IESUL at fair value, as shown below:

R$ thousand

Book value of the investment before acquisition of control (50%)	125,820
Fair value of the investment (50%)	59,616

Loss on acquisition of control of IESUL	(66,204)

The net value of R$24,756, resulting from the negative goodwill, deducted from the adjustment in the acquisition of the equity interest formerly held by the Company, is recorded in the Company’s income statement under line item “Other operating income (expenses)”, and, net of deferred income tax and social contribution, amounts to R$16,339.

As a result of this operation, the balance of the Company’s investment in IESUL has reflected the fair value of the assets and liabilities, which differs from the book value of IESUL’s equity.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

12                        Property, plant and equipment

Refers mainly to chattels used by the Company and not related to the concession arrangement.

	2018 (unaudited)			2017	Average annual depreciation rates - %
	Cost	Accumulated depreciation	Net	Net	-%

Land	2,060	—	2,060	2,060	—
Machinery and equipment	5,812	(2,213)	3,599	3,433	6.51%
Furniture and fixtures	7,620	(5,856)	1,764	1,881	6.23%
IT equipment	17,391	(11,624)	5,767	4,837	16.66%
Vehicles	11,179	(4,850)	6,329	7,015	14.29%
Leasehold improvements	1,161	(459)	702	1,026	27.91%
Construction in progress	5,204	—	5,204	—	—
Other	1,057	(943)	114	2,627	4.0%

	51,484	(25,945)	25,539	22,879

	Balances in 2016	Additions	Depreciation	Write-offs/ Transfers	Balances in 2017

Land	2,060	—	—	—	2,060
Machinery and equipment	3,637	125	(286)	(43)	3,433
Furniture and fixtures	2,009	199	(294)	(33)	1,881
IT equipment	6,405	—	(1,568)	—	4,837
Vehicles	8,536	—	(1,488)	(33)	7,015
Leasehold improvements	—	1,161	(135)	—	1,026
Construction in progress	2,692	68	—	(250)	2,510
Other	118	—	(1)	—	117

	25,457	1,553	(3,772)	(359)	22,879

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

	Balances in 2017	Additions	Depreciation	Write-offs/ Transfers	Balances in 2018 (unaudited)

Land	2,060	—	—	—	2,060
Machinery and equipment	3,433	510	(307)	(37)	3,599
Furniture and fixtures	1,881	191	(258)	(50)	1,764
IT equipment	4,837	2.581	(1,628)	(23)	5,767
Vehicles	7,015	1,012	(1,586)	(112)	6,329
Leasehold improvements	1,026	—	(324)	—	702
Construction in progress	2,510	2,694	—	—	5,204
Other	117	—	(2)	(1)	114

	22,879	6,988	(4,105)	(223)	25,539

13                        Intangible assets

The intangible represents mostly expenditures related to upgrading ERP-SAP and software license, amortized on a straight-line basis over 5 years.

The amount of R$16,394 refers to the concession asset, determined according to a report prepared by an independent firm (note 11), generated on the acquisition of subsidiary Evrecy, whose economic basis is the expected earnings during the effective concession agreement term. The concession asset is amortized over the subsidiary concession agreement, which matures on July 17, 2025, as determined by IAS 27 Consolidated and Separate Financial Statements.

Changes in intangible assets:

Balance in 2016	41,843

Additions	4,039
Write-offs	(151)
Amortization	(8,369)

Balance in 2017	37,362

Additions	797
Write-offs	(376)
Amortization	(7,641)

Balance in 2018 (unaudited)	30,142

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

14                        Borrowings and financing

Borrowings and financing are broken down as follows:

a)                           Local currency

Agreement	Company	Borrowing amount	Start date	Charges	IRR p.a.	Final date	Purpose	Payment term	Collateral	Financial indicator	2018 (unaudited)	2017

BNDES
Agreement 13.2.1344.1 (*)	CTEEP	284,136	12.23.2013	TJLP + 1.80% p.a.	9.90%	03.15.2029	Pluriannual Investments Plan 2012 - 2015	Quarterly interest through March 2015 and payment of principal and interest beginning April 2015	Bank guarantee	Net debt/Adjusted EBITDA < 3.0 and Net debt/Net debt + Equity < 0.6.	196,700	214,231
		105,231		3.50% p.a.	3.80%	01.15.2024					51,830	61,926
		1,940		TJLP	7.60%	03.15.2029					24	9
Agreement 17.2.0291.2 (*)	CTEEP	272,521	08.08.2017	TJLP + 2.62% p.a.	5.60%	03.15.2032	Pluriannual Investments Plan 2016 - 2019	Principal and monthly interest beginning April 15, 2018	Fiduciary assignment	Net debt/Adjusted EBITDA < 3.0 and Net debt/Net debt + Equity < 0.6.	150.987	155.607
Agreement 13.2.0650.1	Pinheiros	23,498	08.13.2013	TJLP + 2.06% p.a.	8.90%	02.15.2028	Finance Projects of Lots E, H and K - Auction 004/2008	Principal and interest - 168 monthly installments beginning March 15, 2014	—	DSCR of at least 1.3 determined annually	5,015	5,526
				3.50% pa.	3.80%	04.15.2023					7,847	9,660
Agreement 10.2.2034.1	Pinheiros	119,886	12.30.2010	TJLP + 2.62% p.a.	9.40%	05.15.2026	Finance Projects of Lot K - Auction 004/2011	Principal and interest - 168 monthly installments beginning September 15, 2011	—	DSCR of at least 1.3 determined annually	27,020	30,589
				5.50% p.a.	5.80%	01.15.2021					20,935	30,993
Agreement 11.2.0842.1	Serra do Japi	93,373	10.28.2011	TJLP + 1.95% p.a.	8.60%	05.15.2026	Finance Projects of Lot I - Auction 001/2009	Principal and interest - 168 monthly installments beginning June 15, 2012	—	DSCR of at least 1.2 determined annually	28,531	32,142
				TJLP + 1.55% p.a.	8.30%	05.15.2026					24,655	27,776

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

Agreement	Company	Borrowing amount	Start date	Charges	IRR p.a.	Final date	Purpose	Payment term	Collateral	Financial indicator	2018 (unaudited)	2017

Agreement 08.2.0770.1	IEMG	70,578	14.01.2009	TJLP + 2.39% p.a.	9.00%	04.15.2023	Finance Projects of Lot D - Auction 005/2006	Principal and interest - 168 monthly installments beginning May 15, 2009	—	DSCR of at least 1.3 determined annually	22,821	27,908
Agreement 10.2.1883.1	IESUL	18,166	21.12.2010	5.5% p.a.	5.50%	01.15.2021	Finance Projects of Lot F - Auction 004/2008	Principal and interest - 168 monthly installments beginning June 15, 2011	—	DSCR of at least 1.3 determined annually	2,334	—
				TJLP + 2.58% p.a.	5.50%	05.15.2025					4,884	—
Agreement 13.2.0422.1	IESUL	28,200	28.06.2013	3.0% p.a.	3.00%	04.15.2023	Finance Projects of Lot I - Auction 004/2008	Principal and interest - 168 monthly installments beginning May 26, 2014	—	DSCR of at least 1.3 determined annually	5,170	—
				TJLP + 2.58% p.a.	8.80%	02.15.2028					7,572	—
Finame PSI	CTEEP	—	—	4.0% p.a.	4.10%	08.15.2018	Financing of machinery and equipment	Principal and interest - 54 monthly installments beginning February 2014	—	—	—	51
Finame PSI		10,346	04.11.2014	6.0% p.a.	6.00%	11.18.2019		Principal and interest - 54 monthly installments beginning February 2015	—	—	2,113	4,418

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

Agreement	Company	Borrowing amount	Start date	Charges	IRR p.a.	Final date	Purpose	Payment term	Collateral	Financial indicator	2018 (unaudited)	2017
Eletrobras	CTEEP	—	—	8.0% p.a.	8.00%	11.15.2021	—	—	—	—	69	111
BNB	IENNE	220,000	05.19.2010	10.0% p.a.	10.00%	05.19.2030	Finance Projects of Lot A - Auction 004/2008	Quarterly interest through May 2012 and monthly beginning June 2012	Reserve account held in BNB	—	171,679	182,674
Conta Garantida		20,000	07.23.2012	CDI + 0.56% p.m.	20.13%	01.16.2018	—	Monthly interest	—	—	—	9.348
Finance leases	CTEEP	887	09.30.2016	8.86% p.m.	—	12.31.2020	Acquisition of vehicles	Principal and interest - 36 monthly installments beginning September 30, 2016	—	—	512	134

Total in local currency											730,698	793,103

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

b)                           Foreign currency

Agreement	Company	Borrowing amount	Start date	Charges	Internal Rate of Return - IRR p.a.	Final date	Financial indicator	Payment term	2018 (unaudited)	2017
Law 4131(**)
MFUG	CTEEP	USD 50,000	07.13.2017	Forex + Libor 3M + 0.28% p.a. + IR (Swap for 101.40% CDI)	6.50%	07.17.2018	Net debt/Adjusted EBITDA < 3.5 and Adjusted EBITDA/Net Interest Expense > 2.0	Quarterly interest and principal by the end	—	166,026
MUFG	CTEEP	USD 75,000	07.20.2018	Forex + 3.3415% p.a. + IR (Swap for 102.3% CDI)	6.62%	07.20.2020	Net debt/Adjusted EBITDA < 3.5 and Adjusted EBITDA/Net Interest Expense > 2.0	Quarterly interest and principal by the end	293,902	—
CITI	CTEEP	USD 75,000	08.24.2018	Forex + Libor 3M + 0.47% p.a. + IR (Swap for 102.3% CDI)	6.65%	08.24.2020	Net debt/Adjusted EBITDA < 3.5 and Adjusted EBITDA/Net Interest Expense > 2.0	Quarterly interest and principal by the end	292,027	—
CITI	CTEEP	USD 60,000	11.08.2018	Forex + Libor 3M + 0.25% p.a. + IR (Swap for 102.5% CDI)	6.63%	11.08.2019	Net debt/Adjusted EBITDA < 3.5 and Adjusted EBITDA/Net Interest Expense > 2.0	Quarterly interest and principal by the end	233,129	—

Total in foreign currency									819,058	166,026

Total in local and foreign currency									1,549,756	959,129

Current									334,067	268,588

Noncurrent									1,215,689	690,541

(*) For purposes of calculating and showing that such ratios are reached, the Company consolidates all subsidiaries and jointly-controlled subsidiaries (proportionately to equity interests), provided that equity interest is equal or higher than 10%.

(**) The effects of contracting swap financial instruments for foreign currency contracts 4131 are described in note 31.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

The noncurrent portion of borrowings and financing is as follows:

	2018 (unaudited)	2017

2018	—	—
2019	—	79,972
2020	665,263	78,554
2021	74,360	70,913
2022	74,190	70,836
2023	69,500	66,938
2024	58,194	56,027
2025 to 2029	240,968	235,128
2030 to 2032	33,214	32,173

	1,215,689	690,541

Changes in borrowings and financing are as follows:

Balances in 2016	504,151

Additions	312,500
Principal repayments	(61,678)
Interest payments	(48,004)
Business combination (*)	195,224
Interest, inflation adjustments and exchange rate changes	56,936

Balances in 2017	959,129

Additions	810,606
Principal repayments	(283,451)
Interest payments	(65,778)
Business combination (**)	21,229
Interest, inflation adjustments and exchange rate changes	108,021

Balances in 2018 (unaudited)	1,549,756

(*) Amounts derived from the acquisition of IENNE (note 11).

(**) Amounts derived from the acquisition of IESUL (note 11).

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

The Company participates as intervening guarantor, to the limit of its interests in subsidiaries, jointly-controlled subsidiaries, in their financing agreements, as shown below.

Subsidiary	Equity interest in subsidiary	Bank	Debt type	Outstanding balance at 12/31/2018	Collaterals	Balance guaranteed by CTEEP	End of guarantee term
IEMG	100%	BNDES	FINEM	22,821	Pledge of shares	22,821	04.15.2023
Serra do Japi	100%	BNDES	FINEM	53,186	Pledge of shares	53,186	05.15.2026
Pinheiros	100%	BNDES	FINEM and PSI	12,862	Pledge of shares	12,862	02.15.2028
Pinheiros	100%	BNDES	FINEM and PSI	47,955	Pledge of shares	47,955	05.15.2026
IENNE	100%	Banco do Nordeste	FNE	171,679	Pledge of shares/Corporate	171,679	05.19.2030
IESul	100%	BNDES	FINEM and PSI	7,218	Pledge of shares	7,218	05.15.2025
IESul	100%	BNDES	FINEM and PSI	12,742	Pledge of shares	12,742	02.15.2028
IEMadeira	51%	Banco da Amazônia	Cédula de crédito bancária	299,781	Pledge of shares	152,888	07.10.2032
					Bank guarantee		08.30.2019
IEMadeira	51%	BNDES	FINEM and PSI	1.248.694	Pledge of shares	637.344	02.15.2030
					Bank guarantee		08.31.2019
IEMadeira	51%	Itaú/BES	Infrastructure debentures	499,870	Pledge of shares/Corporate	254,934	03.18.2025
IEGaranhuns	51%	BNDES	FINEM and PSI	251,922	Pledge of shares	128,480	12.15.2028

In addition to the collaterals above, the financing agreements between the subsidiaries and jointly-controlled subsidiaries with BNDES/BASA require the creation and maintenance of a reserve account for the debt service in an amount equivalent to three to six times the last installment under the financing, including the portion of principal and interest, classified under restricted cash in the balance sheet in the amount of R$6,584, Parent, and R$37,495, consolidated.

The BNDES financing agreements and debentures of subsidiaries and jointly-controlled subsidiaries contain covenants that require the maintenance of financial indicators for the Debt Service Coverage Ratio (DSCR) as well as cross default clauses that provided for the acceleration of payment in case of failure to comply with the obligations under the agreements.

On December 31, 2018, no acceleration of payment occurred relating to covenants under the agreements with the Parent, subsidiaries and jointly-controlled subsidiaries.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

15                        Debentures

	Maturity	Number	Charges	IRR p.a.	2018 (unaudited)	2017

Single series (i)	12.26.2018	50,000	116.0% do CDI p.a.	9.9%	—	169,441
Single series (ii)	07.15.2021	148,270	IPCA + 6.04%	10.0%	162,328	155,185
Single series (iii)	02.15.2024	300,000	IPCA + 5.04%	9.1%	325,049	309,119
Single series (iv)	12.13.2020	350,000	105.65% do CDI p.a.	8.0%	350,330	350,114
Single series (v)	04.15.2025	621,000	IPCA+ 4.70%	8.9%	627,504	—

					1,465,211	983,859

Current					23,707	182,852

Noncurrent					1,441,504	801,007

                                      In December 2013, the Company issued 50,000 single series debentures, to a total amount of R$500,000. The maturity of the debentures will occur annually on December 26, 2016, 2017 and 2018, with remuneration paid semi-annually in June and December of each year, with the first installment paid on June 26, 2015 and the last installment paid on December 26, 2018.

                                      In August 2016, the Company issued 148,270 infrastructure debentures, in accordance with article 2 paragraph 1 of Law No. 12431/2001 in a single series, to a total amount of R$148,270 with the purpose of reimbursing contributions and investments in jointly-controlled entities IEMadeira and IEGaranhuns. These debentures will mature on July 15, 2021 and yield will be paid annually in July of each year, with the first installment due on July 15, 2017.

Financial ratios established in the indenture are as follows: Net Debt/Adjusted EBITDA < 3.5 and Adjusted EBITDA/Finance Income (Costs) > 1.5 through the measurement made as of June 30, 2017 and, as from the measurement made at September 30, 2017, > 2.0.

(iii)                     In March  2017, the Company issued 300,000 infrastructure debentures under article 2, paragraph 1, of Law No. 12431/2001, in a single series, in the total amount of R$300,000, to cover future payments and/or reimbursement of expenditures, expenses or debts relating to investments in enhancements and improvements in transmission facilities, encompassing the installation, replacement or renovation with a view to maintain proper quality services, the reliability of the National Interconnected System (SIN), the useful life of equipment and/or connect new users. Debentures will mature on February 15, 2024 and yield will be paid every February of each year, the first installment falling due on February 15, 2018. Issuance costs, net of transaction costs, amounted to R$292,603 and will be amortized on a straight-line basis over the transaction term.

Financial ratios established in the indenture are as follows: Net Debt/Adjusted EBITDA < 3.5 and Adjusted EBITDA/Finance Income (Costs) > 1.5 through the measurement made as of June 30, 2017 and, as from the measurement made at September 30, 2017, > 2,00.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

(iv)                    In December 2017, the Company issued 350,000 debentures, in a single series, in the total amount of R$350,000, exclusively for working capital purposes and to extend the financial liabilities. Debentures will mature on December 13, 2020 and yield will be paid on a semi-annual basis in June and December of each year, the first installment falling due on June 13, 2018 Issuance costs, net of transaction costs, amounts to R$348,041 and will be amortized on a straight-line basis over the transaction term.

The financial indicators established in the deed are Net Debt/Adjusted EBITDA < 3.5 and Adjusted EBITDA/Finance income (costs) > 2.0.

                                      In May 2018, the Company issued 621,000 infrastructure debentures, under article 2 of Law No. 12.431/2011, in a single series, in the total amount of R$621,000, with a view to reimburse the costs incurred in up to 24 months as of the the disclosure of the Offering Closing Notice, or future payment in the scope of the investment in Paraguaçu, Aimorés, Itaúnas, Ivaí, Tibagi, Itaquerê, Itapura and Aguapeí projects. Debentures were classified as “green bonds”, since the use of funds contributes to the sustainable development by means of the support to the renewable energy output, according to the independent report issued by specialists with experience and technical capacity in the sustainability, disclosed in May 2018. The debentures will mature on April 15, 2025 and yield will be paid semi-annually in October and April of each year, the first installment paid on October 15, 2018. The net issuance amount of the transaction costs totals R$604,113. Costs will be amortized on a straight-line basis for the concession term.

Indicator of provision of transmission services to green users

	2018			2017
Environmental benefit (*)	Green Clients	Total Clients	Share (%)	Green Clients	Total Clients	Share (%)	Absolute Variance	Variance (%)

Number of green users (**)	599	872	68.69	522	793	65.83	77	14.75
Revenue from green users (R$)	4,047	218,881	1.85	3,930	231,067	1.7	117	2.97

(*) Environmental benefit is measured based on CTEEP´s total customer portfolio

(**) Green users in CTEEP’s portfolio: generate energy by means of wind power plants, solar-biomass and PCHs.

All requirements and covenants set out in the indentures of the issuances have been properly met and satisfied by the Company and its subsidiaries through the reporting date.

Issuance costs recognized in financial transactions through December 31, 2018 totaled R$32,888. The balance of the remaining costs to be recognized beginning December 31, 2018 is R$23,589.

The noncurrent portion of installments matures as follows:

	2018 (unaudited)	2017

2018	—	—
2020	349,672	349,493
2021	158,330	152,098
2024	311,428	299,416
2025	622,074	—

	1,441,504	801,007

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

Changes in debentures are as follows:

Balances in 2016	506,299

Additions	650,000
Principal repayments	(188,445)
Interest payments	(48,721)
Interest, inflation adjustments and exchange rate changes	64,726

Balances in 2017	983,859

Additions	621,000
Principal repayments	(170,000)
Interest payments	(54,110)
Interest, inflation adjustments and exchange rate changes	84,462

Balances in 2018 (unaudited)	1,465,211

16                        Taxes and payroll charges payable

	2018 (unaudited)	2017

Income tax	1,018	34,706
Social contribution	2,906	15,031
Cofins (tax on revenue)	27,217	26,583
PIS (tax on revenue)	5,446	5,337
Social Security Contribution (INSS)	5,767	477
ISS (Service tax)	3,139	2,972
Severance Pay Fund (FGTS)	2,125	155
Withholding income tax	3,970	3,752
Other	2,794	1,489

	54,382	90,502

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

17                       Taxes in installments

17.1    Special Tax Debt Refinancing Program — PERT — Law No. 13.496/2017

The Company joined the Special Tax Debt Refinancing Programa (PERT) launched by Law No. 13.496, of October 24, 2017, for: (i) debts relating to installment payments under Law No. 11941, and (ii) an administrative proceeding discussing income tax and social contribution tax loss carryforwards relating to 2002.

The Company elected to pay 20% of the consolidated debt in five monthly, consecutive installments, maturing from August to December 2017. The remaining balance was fully settled in January 2018, in a single installment, with a 90% reduction in late payment interest and 70% in late payment fines. The debts were consolidated by the Federal Revenue Service in December 2018.

Changes in the years ended December 31, 2018 (unaudited) and 2017 are as follows:

Balance in 2017	57,997
Inflation adjustment after adhesion to PERT	148
Payments made	(58,145)

Balance in 2018 (unaudited)	—

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

18                       Deferred PIS and Cofins (taxes on revenue)

	2018 (unaudited)	2017

PIS	209,853	204,328
COFINS	966,713	943,053

	1,176,566	1,147,381

Deferred PIS and Cofins relate to infrastructure implementation revenues and compensation from concession assets determined on financial assets and recorded in the proper accounting period. Payment is made as monthly revenues are billed, as provided for in Law No. 12973/14.

19                       Regulatory charges payable

	2018 (unaudited)	2017

Research & Development - R&D (i)	64,453	51,171
Global Reversal Reserve - RGR (ii)	801	1,703
Energy Development Account - CDE (iii)	8,340	15,954
Alternative Power Sources Incentive Program (PROINFA)	2,202	1,632
Inspection fee - ANEEL	391	340

	76,187	70,800

Current	40.262	16.550

Noncurrent	35.925	54.250

(i)        CTEEP recongnizes obligations relating to tariff amounts already billed (1% of net operating revenue), applied to the Research and Development (R&D) Program, monthly adjusted, as from the second month subsequent to its recognition through its actual realization, based on Selic (The Central Bank interest rate) as established in ANEEL Resolutions 300/2008 and 316/2008. According to Official Letter No. 0003/2015, of May 18, 2015, expenditures applied to R&D are accounted for in assets and, by completion of the project, recognized as obligation settled and, subsequently, submitted to audit and final evaluation by ANEEL. The total amount invested in projects not completed by December 31, 2018 amounts to R$12.859 (R$3,484 at December 31, 2017).

(ii)     Pursuant to article 21 of Law No. 12783, beginning January 1, 2013, power transmission companies under concession agreements extended as set forth in the aforementioned Law are exempted from paying the annual RGR amount. In Parent, on December 31, 2018, the balance of RGR payable refers to an additional amount relating to the 2010 inspection fee, as established in ANEEL Order No. 2513/2012, superseded by Order No. 034/2013.

(iii)  The CDE is a fee transmission companies are in charge of transferring based on amounts collected from free consumers.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

20        Payroll and related taxes

	2018 (unaudited)	2017

Vacation, 13th salary and related taxes	25,399	25,267
Profit sharing (PRL)	11,648	11,077

	37,047	36,344

21        Provisions

(a)                      Provision for risks

Lawsuits are assessed periodically and classified based on their likelihood of loss for the Company. Provisions are recognized for all lawsuits for which it is probable that an outflow of funds will be required to settle the obligation and a reliable estimate can be made.

Lawsuits assessed as probable loss are as follows:

	2018 (unaudited)	2017

Labor (i)	86,765	98,679
Civil (ii)	2,941	4,235
IPTU (property tax) (iii)	996	18,581
Other (iv)	6	58

	90,708	121,553

(i)                         Labor

The Company is a defendant in certain lawsuits that are under discussion at different courts relating to claims of salary equalization, overtime, hazardous duty premium, among others. The Company made escrow deposits for labor claims in the amount of R$34,506 (R$37,348 on December 31, 2017), as described in note 10.

(ii)                     Civil

The Company is a party to civil lawsuits relating to issues including real estate, indemnities, collections, annulment and class actions arising in the normal course of business, that is, operation and maintenance of transmission lines, substations and equipment under the electric power transmission concession agreements.

(iii)                 Tax — IPTU (property tax)

The Company is a party to proceedings relating to the collection of Property Tax (IPTU) and recognizes a provision to cover debts to the municipal government of various municipalities in the State of São Paulo.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

(iv)                  Other

In December 2018, the balance of R$6 refers to lawsuits involving social security issues (INSS). On August 10, 2001, the Company was issued a tax assessment by the National Institute of Social Security (INSS), which required the payment of social security contributions on additional compensations paid to employees, as meal allowance, breakfast and food staples, in the period from April 1999 to July 2001. Management started its defense in such proceeding and the decision was favorable to the Company. Currently, the judicial deposit amount for this lawsuit totals R$2,819 (R$2,905 on December 31, 2017), according to Note 10 and is in process of being reversed by the Company.

(v)                      Changes in provisions for risks:

	Labor	Civil	Tax – IPTU (property tax)	Other	Total

Balances in 2016	118,537	16,343	16,839	1,316	153,035

Recognition	29,995	2,594	190	—	32,779
Reversal/payment	(65,744)	(15,512)	(32)	(1,312)	(82,600)
Adjustment	15,891	810	1,584	54	18,339

Balances in 2017	98,679	4,235	18,581	58	121,553

Recognition	22,442	10,736	166	872	34,216
Reversal/payment	(42,355)	(12,454)	(18,695)	(924)	(74,428)
Adjustment	7,999	424	944	—	9,367

Balances in 2018 (unaudited)	86,765	2,941	996	6	90,708

(b)                      Lawsuits whose likelihood of loss is assessed as possible

CTEEP parties to labor, civil, social security and tax lawsuits involving risks of loss which, based on the assessment of the legal counsel, Management classified as possible loss, in the estimated amount of R$675,657 on December 31, 2018 (unaudited) (R$839,890 on December 31, 2017).

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

Classification	Quantity	Total

Labor	133	14,826
Civil	65	66,782
Social security	48	3,322
Civil - Annulment of merger of EPTE by CTEEP (i)	1	203,529
Civil - Ace Seguradora (ii)	1	15,509
Tax - Goodwill amortization (iii)	3	229,795
Tax - IRPJ and CSLL (iv)	—	—
Tax - CSLL tax loss carryforwards (v)	1	28,746
Tax - Other	266	113,148
Regulatory — Resolution authorizing the implementation of reinforcements (vi)	—	—
Plan Law No. 4819/58 (note 34)	—	—

	518	675,657

(i)                         Annulment of merger of EPTE by CTEEP

Lawsuit whereby minority shareholders claim the annulment of EPTE’s merger by the Company or, in a jointly liable manner, the declaration of its right to withdrawal and determination of the payment of the share reimbursement value. Currently in the execution phase, pending final assessment of the pre-enforcement exception.  The Company filed a cancellation claim and obtained an injunction conditioned to the possible raising of amounts by the filing party in order to submit a suitable surety.

(ii)                     ACE Seguradora

Collection lawsuit filed by the insurers of CESP - Companhia Energética de São Paulo, alleging CTEEP’s responsibility in the claim incurred in Generation Unit No. 5 - “UG-05” of Hydro Power Plant Três Irmãos, resulting in serious damage to its generator and transformer on June 21, 2013. The amount charged refers to the amount received by CESP and its insurers, totaling R$8.8 million on July 27, 2015, for repair of the generator and transformer allegedly damaged in the event. The lawsuit awaits judgment by the lower court.

(iii)                 Tax - Goodwill amortization

Lawsuits arising from tax assessment notices issued by the Federal Revenue Service from 2013 to 2017 (period from 2008 to 2013), relating to the goodwill paid by ISA on the acquisition of CTEEP shareholding control.

•                  The 2008 case was judged at the higher court of the Administrative Board of Tax Appeals (CARF), which granted an unfavorable decision. An appeal was filed and a court injunction was issued so that giving guarantee to obtain tax clearance certificates for the duration of the process is not necessary.

•                  The 2009, 2010 and 2011 cases were awarded a favorable decision by the higher court of the Administrative Board of Tax Appeals (CARF).

The lawsuit relating to 2012 was granted a favorable decision by CARF and that relating to 2013 was granted an unfavorable decision to the Company at the lower court. The Company may file an appeal.

(iv)                  Tax - IRPJ and CSLL

Refers to a proceeding discussing income tax and social contribution loss carryforwards (relating to 2002), used to offset debts related to the same taxes, which was partially disallowed.  Since the proceeding is unlikely to be granted a CARF’s favorable decision, the respective amounts were included in PERT Program (note 17.1). Awaiting debt consolidation by the Federal Revenue Service in December 2018.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

(v)                      Tax - CSLL tax loss carryforwards

Lawsuit arising from a tax assessment notice issued in 2007, in connection with the failure to confirm the CSLL tax loss carryforwards basis, arising from the partial spin-off of CESP. Pending judgment by the Administrative Tax Appeals Board (CARF).

(vi)                  Regulatory - Resolution authorizing the implementation of reinforcements

Legal proceeding to annul REAs in order to ensure fair remuneration for the enhancements in transmission lines, with the purpose of ensuring that the prices determined by ANEEL are adjusted in relation to the market. The request for advanced relief of the claim was partially granted, determining that ANEEL initiate the administrative process to update the Reference Price Bank, and that it issue new Authorizing Resolutions.

(c)                       Lawsuits whose likelihood of loss is assessed as remote - Parent and consolidated

(i)                         Collection lawsuit filed by Eletrobras against Eletropaulo and EPTE

In 1989, Centrais Elétricas Brasileiras S.A. - Eletrobras filed an ordinary collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A. - “Eletropaulo”), relating to the financing agreement. Eletropaulo did not agree with the inflation adjustment criterion applied to the aforementioned financing agreement and deposited in court the amounts that it believed to be due.  In 1999 a decision was handed down in connection with the aforementioned lawsuit, which sentenced Eletropaulo to pay the balance determined by Eletrobras.

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

Therefore, in view of Eletropaulo’s partial spin-off protocol, the EPTE would be the owner of the transferred asset and Eletropaulo would be responsible for the contingency relating to the amount claimed in courts by Eletrobras. In October 2001, Eletrobras executed the decision relating to the aforementioned financing agreement and charged R$429 million from Eletropaulo and R$49 million from EPTE, and believed that EPTE would make the payment of this portion using the adjusted funds of the aforementioned escrow deposit. CTEEP merged EPTE on November 10, 2001 and became the successor of its obligations and rights.

On September 26, 2003, a decision handed down by the Court of Justice of the State of Rio de Janeiro was published and excluded Eletropaulo from the execution of the aforementioned decision. In light of the abovementioned facts, Eletrobras filed on December 16, 2003 a special appeal to the Superior Court of Justice and a special appeal to the Supremo Federal Court, to keep the aforementioned collection relating to Eletropaulo. Appeals similar to those of Eletrobras were filed by the Company.

On June 29, 2006, the Superior Court of Justice has approved the special appeal of CTEEP, in the sense of reversing the decision handed down by the Court of Justice of the State of Rio de Janeiro which excluded Eletropaulo as the defendant in the execution action filed by Eletrobras.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

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

Eletropaulo filed an appeal requesting the proceeding to return to the evidentiary hearing stage for expert evidence preparation. The expert report conclusion submitted in September 2015 is in line with the Company’s defense allegations. In 2016, Eletropaulo also submitted legal and accounting opinions supporting its position.

In October 2017, Eletrobrás and Eletropaulo entered into an agreement and required the stay of the lawsuit for a possible mediation.

In addition to the expert report submitted in November 2017, the expert ratified his prior understanding in line with the Company’s defense allegations.

In March 2018, Eletropaulo disclosed a material fact notice informing the market that a settlement has been made with Eletrobras to close the lawsuit involving Eletrobras, the Company and Eletropaulo regarding the liability for paying the finance charges on the loan granted by Eletrobrás to Eletropaulo.

In April 2018, a court decision was issued to ratify the settlement made between Eletrobras and Eletropaulo, excluding the Company from the dispute. The court decision also clarified that, in the event the obligations under the settlement are not fulfilled, Eletropaulo will be liable for paying the full remaining amount. Eletrobras and Eletropaulo have challenged such decision. In February 2009, the apelas filed by Eletropaulo and CTEEP were judged, the settlement was approved and CTEEP was removed from the lawsuit. Appeals still may be filed.

(ii)                     Taxes on revenue (PIS/Cofins)

The Company is a defendant to tax assessment notices relating to PIS and Cofins (taxes on revenue) for the period from 2003 to 2011, under the allegation that the Company would be required to pay PIS/Cofins on a cumulative basis. The Company paid PIS/COFINS on a cumulative basis until 2003. With the changes introduced in legislation in October 2003, the general rule became paying PIS/COFINS on a noncumulative basis, except for revenues meeting the following requirements: i) agreements executed before October 2003, ii) with an effective term longer than one year, iii) at predetermined prices, iv) for purchases of goods or services. As SE revenue meets these requirements, and, also, following ANEEL’s instructions, the Company requested the offset of the amounts overpaid in the period the Company paid PIS and Cofins on a noncumulative basis and begun paying such taxes cumulatively on the portion of SE revenue.

The administrative proceedings at the highest CARF level (involving the years 2003 to 2010) total R$1,556 million.  These cases are the subject of a lawsuit that discuss the analysis of an expert report by CARF, and an unfavorable decision was granted to the Company. Currently, the Company waits judgment of an appeal. The court injunction was suspended, and the Company will file an appeal claiming the suspension of the collection and the analysis of the expert report by CARF.

The proceeding relating to 2011 involves the amount of R$535.0 million, adjusted for inflation, and was granted an unfavorable decision at CARF’s lower level. CARF´s Lower Panel determined that the National Treasury Attorney General should analyze the report prepared by the specialized consulting firm, which was analyzed and validated.  The Company awaits a new decision by CARF’s Lower Panel.

22                       Post-employment Benefit/Amounts payable - Fundação CESP

The Company sponsors retirement and survivors’ pension complementation and supplementation and health care plans managed by Funcesp, which, together with the administrative costs of the fund, amounts to R$4,250 on December 31, 2018 (unaudited) (R$2,056 on December 31, 2017), relating to monthly installments payable as contribution to the fund.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

(a)                       Retirement and pension plan - PSAP/CTEEP

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

Subplan “BSPS” refers to the Proportional Supplemental Settled Benefit arising from the Supplementary Retirement and Pension Plan PSAP/CESP B, transferred to this plan on September 1, 1999 and from PSAP/Eletropaulo Alternativo, transferred to this plan after the merger of PSAP/EPTE on January 1, 2004, calculated on December 31, 1997 (CTEEP) and March 31, 1998 (EPTE), based on effective regulations, and the actuarial asset-liability balance was obtained at the time.

The Defined Benefit (“DB”) subplan defines contributions and related matching responsibilities between the Company and Participants on 70% of employees’ Actual Contribution Salary in order to obtain the plan’s actuarial asset-liability balance.  This subplan ensures annuity post-retirement and death benefits to employees, former employees and beneficiaries in order to supplement the benefits provided by the official social security system.

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

On December 31, 2018, PSAP/CTEEP recorded actuarial surplus of R$502,525 (R$590,803 on December 31, 2017).

On December 31, 2018, as provided for in paragraph 65 of IAS 19 - Employee Benefits, the Company recognized the net value of assets from future economic benefits that are available in form of partial reduction of future contributions to the Plan, limited to the present value of these benefits, in the amount of R$107,360 and R$1,916 relating to the cost of the defined benefit obligation in noncurrent assets, in the amount of R$105,444.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

The main financial and actuarial information is as follows:

	2018
	(unaudited)	2017

Amount recognized in the Company’s balance sheet
Defined benefit obligation	3,317,667	2,943,030
Fair value of plan assets	(3,820,192)	(3,533,832)

(Surplus)/ Deficit	(502,525)	(590,802)
Nonrecoverable surplus (effect of the asset limit)	395,165	590,802

Net liability / (asset)	(107,360)	—

Changes in nonrecoverable surplus
Nonrecoverable surplus at the end of prior year	590,803	568,247
Interest on nonrecoverable surplus	59,789	62,621
Changes in nonrecoverable surplus during the year	(255,427)	(40,066)

Nonrecoverable surplus at the end of year	395,165	590,802

Reconciliation of defined contribution obligations
Benefit definition obligation at the end of prior year	2,943,030	2,859,958
Cost of current service	11,088	10,725
Interest cost	287,991	304,661
Benefits paid by the plan	(204,119)	(203,622)
Participants’ contribution	686	816
Actuarial (gain)/loss	278,991	(29,508)

Benefit definition obligation at the end of year	3,317,667	2,943,030

Reconciliation of the fair value of plan assets
Fair value of the plan assets at the end of prior year	(3,533,832)	(3,428,206)
Expected return on investments	(347,821)	(367,334)
Employer’s contribution	(1,188)	(562)
Participants’ contribution	(686)	(816)
Benefits paid by the plan	204,119	203,622
(Gain)/Loss on return on investments	(140,784)	59,464

Fair value of the plan assets at the end of year	(3,820,192)	(3,533,832)

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

	2018
	(unaudited)	2017
Components of defined benefit cost/ (revenue)
Cost of current service	11,088	10,725
Interest on defined benefit obligation	287,991	304,661
Interest / (yield) on fair value of plan assets	(347,821)	(367,334)
Interest on nonrecoverable surplus	50,658	62,621

Cost of defined benefit obligation on the Company’s profit or loss	1,916	10,673

Resizing in other comprehensive income (“OCI”)
Actuarial (gain)/loss	278,991	(29,508)
(Gain)/Loss on return on investments	(140,784)	59,464
Changes in nonrecoverable surplus during the year	(156,069)	(40,066)

Resizing of the obligation included in OCI	(17,862)	(10,110)

Total cost of defined benefit obligation on the Company’s profit or loss and OCI	(15,946)	563

Reconciliation of the defined benefit net value of liabilities/ (assets)
Net Liabilities / (Assets) at the end of the prior year	(90,226)	—
Cost of defined benefit obligation on the Company’s profit or loss	1,916	10,673
Resizing of the obligation included in “OCI”	(17,862)	(10,110)
Employer’s contribution	(1,188)	(563)

Net Liabilities / (Assets) at the end of the year	(107,360)	—

Estimated costs for the subsequent year
Cost on defined benefit obligation	1,951	11,047

Estimated value for the subsequent year	1,951	11,047

Sensitivity analysis for assumptions adopted
Defined benefit obligation (interest rate - 100 base points)	3,717,705	3,294,675
Defined benefit obligation (interest rate - 100 base points)	2,985,967	2,651,104

Expected cash flows for the subsequent year and duration of the commitment
Expected employer’s contribution	358	363
Total estimated benefit payments under the plan:
Year 1	215,912	194,544
Year 2	229,028	204,605
Year 3	243,219	217,788
Year 4	255,233	231,403
Year 5	268,693	242,938
Next 5 years	1,526,448	1,397,077

Duration of commitments under the plan	11.3 years	11.2 years

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

	2018
	(unaudited)	2017

Breakdown of investments portfolio (in R$)
Fixed income	3,063,794	2,823,532
Floating income	542,467	473,534
Structured investments	87,864	120,150
Foreign investments	34,382	45,940
Properties	61,123	42,406
Operations with participants	30,562	28,271

	3,820,192	3,533,832

Main financial and actuarial assumptions
Discount rate	9.74% p.a.	10.12% p.a.
Salary increase rate	1.87% p.a.	2.00% p.a.
Rate of adjustment to benefits granted on a continuing basis	4.50% p.a.	4.50% p.a.
General mortality table	AT-2000(M/F)	AT-2000(M/F)
Disability table	Light-Fraca	Light-Fraca
Disability mortality table	AT-1949	AT-1949
Turnover	Exp.Funcesp	Exp.Funcesp

Demographic data
Number of active participants	1,346	1,375
Number of affiliates	132	124
Number of assisted beneficiaries	2,558	2,496

23                        Global Reversal Reserve (RGR)

On December 31, 2018, the amount of R$19,093 (unaudited) (R$24,053 in 2017) refers to the funds deriving from the reversal reserve, amortization and portion retained in the Company of the monthly shares of the Global Reversal Reserve (RGR) relating to investments of funds to expand power services and repay borrowings raised for the same purpose, occurred through December 31, 1971. Annually, according to the ANEEL Order, interest of 5% is charged on the value of the reserve, with monthly settlement. Under article 27 of Decree No. 9022, of March 31, 2017, electric power concessionaires shall amortize fully the RGR debits beginning January 2018 to December 2026.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

24                                  Equity

(a)                                 Capital

As at December 31, 2018 and 2017, the Company’s capital is R$5,000,000, of which R$1,957,386 in common shares and R$3,042,614 in preferred shares, all registered, book-entry, and without par value.

The subscribed and paid-in capital as at December 31, 2018 and 2017 totals R$3,590,020 and is represented by common and preferred shares, as follows:

	2018	R$		R$
	(unaudited)	thousands	2017	thousands

Common shares	64,484,433	1,405,410	64,484,433	1,405,410
Preferred shares	100,236,393	2,184,610	100,236,393	2,184,610

	164,720,826	3,590,020	164,720,826	3,590,020

Common shares entitle their holders the right to one vote at the resolutions of general meetings.

Preferred shares are not entitled to vote; however, they have priority in the refund of capital and payment of dividends corresponding to this class of shares.

The Extraordinary Shareholders’ Meeting held on December 18, 2017 approved a capital increase of R$1,217,583 through absorption of the capital reserve, without issuance of new shares. However, of this amount, R$666 from the “reserve of funds intended for capital increase”, originated from the spin-off of CESP, completed in 1999, was used. Accordingly, in such transaction, the increase amount of R$1,217,583 was paid up with R$1,216,917 from the capital reserve and R$666 from the reserve of funds intended for capital increase.

(b)                                 Dividends and interest on capital

In 2017, the Board of Directors resolved to distribute interim dividends as follows:

	Interim dividends
Board
meeting date	Total	Per share	Payment

05. 29.2017	135,000	0.819569	06.13.2017
11. 13.2017	365,400	2.218299	11.21.2017

	747,900	4.54041

Total dividends paid through December 31, 2017 is R$636,118, upon resolutions made in 2016 and 2017.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

The General Shareholders’ Meeting of April 12, 2018 approved the proposal for distribution of additional dividends relating to 2017, as follows:

	Additional dividends proposed
GSM date	Total	Per share	Payment

04.12.2018	84,693	0.514164	06.15.2018

	84,693	0.514164

In 2018, the Board of Directors resolved to distribute interim dividends and interest on capital, as follows:

	Interim dividends		Interest on capital
BoD meeting date	Total	Per share	Total	Per share	Payment

05.30.2018	760,305	4.615728	—	—	06.18.2018
12.03.2018	633,000	3.842866	592,000	3.593960	12.17.2018

	1,393,305	8.458594	592,000	3.593960

Total dividends and interest on capital paid through December 31, 2018 is R$2,064,258, with resolutions made in 2017 and 2018. The amount of R$7,835 recorded in interest on capital and dividends payable refer to the balance to be settled subsequently.

The Company’s bylaws establish that the allocation of profit for the year in the following order: (i) recognition of the legal reserve; (ii) balance, payment of dividends attributed to preferred and common shares, at the higher value between R$218,461and R$140,541, respectively, and 25% of profit for the year; (iii) of balance, up to 20% of profit for recognition of the statutory reserve.

	2018
	(unaudited)	2017	2016
Net income for the year	1,881,668	1,365,512	4,932,312
Legal reserve	(94,083)	(68,275)	(196,234)
Dividends and interest on capital forfeited	1,017	1,215	—

	1,788,602	1,298,452	4,736,078
Recognition of statutory reserve	(357,517)	(259,447)	(15,715)
Recognition of unrealized earnings reserve, net	(62,415)	(453,912)	—
Interim dividends paid	(633,000)	(500,400)	(247,500)
Interest on capital paid	(592,000)	—	—
Recognition of earnings retention reserve	(143,670)	—	(148,639)
Special income reserve	—	—	(4,324,224)
Additional dividends proposed	—	(84,693)	—

	—	—	—

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

(c)                                  Capital reserves

	2018 (unaudited)	2017

Investment grants - CRC (i)	78	78
Remuneration of construction in progress (ii)	—	—
Donations and investment grants (iii)	—	—
Tax incentives — FINAM (iii)	—	—
Special goodwill reserve on merger (Note 28)	588	588

	666	666

(i)                                    Investment grants - CRC

The Offsettable Profit or Loss Account (CRC) was established by Decree No. 41019/1957 and Law No. 5655/1971 to compensate electric power concessionaires for certain investments made by them.  Law No. 8631/1993 extinguished the CRC and, thereafter, Law No. 8724/1993 established that the CRC credits should be recorded in equity as investment grants in line item “Capital reserve”. The Company elected to maintain the balance on December 31, 2007 relating to the CRC.

(ii)                                Remuneration for constructions in progress

Refers to credits arising from the capitalization of the compensation calculated on own capital used during the construction of fixed assets, applied to constructions in progress and which can only be used for purposes of capital increase, made through 1998. On December 31, 2017, the balance of this reserve was converted into capital increase, as resolved by the Extraordinary General Meeting held on December 18, 2017.

(iii)                            Donations and investment grants/ Tax incentives — FINAM

In December 31, 2017, the balances of these reserves were converted into capital increase, as resolved by the Extraordinary General Meeting held on December 18, 2017.

(d)                                 Earnings reserves

	2018 (unaudited)	2017

Legal reserve (i)	636,846	542,763
Statutory reserve (ii)	854,208	496,691
Earnings retention reserve (iii)	875,113	1,491,748
Unrealized special earnings reserve (iv)	5,038,602	4,778,136

	7,404,769	7,309,338

(i)                          Legal reserve

Recognized as 5% of profit for the year, before any allocation, up to 20% of capital.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

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

(iv)                             Unrealized special earnings reserve

The unrealized special earnings reserve includes the impacts of (i) amounts receivables from SE (note 7); (ii) adjustments due to application of IFRIC 12; (iii) initial application of IFRS 15 (note 3.23); and (iv) share of profit of investees, since they do not comprise the portion realized in profit for the year. Allocation in this reserve is made to reflect the fact that the financial realization of earnings from these operations will occur in future years. Once realized, in case the reserve is not absorbed by subsequent losses, the Company will allocate its balance under Article 19 of CVM Instruction No. 247/1996 for capital increase, distribution of dividends or recognition of other earnings reserves, considering Management’s proposals to be made on a timely basis.

Changes in the unrealized earnings reserve:

Balance at 12/31/2017	4,778,136
Recognition	62,415
Adoption of IFRS 15	198,051

Balance at 12/31/2018 (unaudited)	5,038,602

(e)                                  Other Comprehensive Income (OCI)

In 2018, the Company recognized in Other Comprehensive Income an asset and the respective tax effects arising from an actuarial surplus supported by a report prepared by an independent actuarial specialist in the amount of R$70,858, net of taxes (note 22).

Also classified in other Comprehensive Income are derivative financial instruments, namely non-deliverable forwards (NDF) to manage subsidiary Biguaçu’s currency risk in the amount of R$2,334 net of taxes, whereby the effective portion of changes in the fair value of the hedge accounting is recorded in equity, not in profit or loss (note 11 (a)).

(f)                                   Earnings per share

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

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

Those shares issued based on this realization will be considered as dilutive for purposes of calculation of the Company’s earnings or loss per share, based on the assumption that all issuance conditions have been met. On December 31, 2018 and 2017, the share issuance conditions relating to goodwill amortization were satisfied.

The table below shows the profit or loss and share data used to calculate basic and diluted earnings per share:

	2018 (unaudited)	2017	2016
Basic and diluted earnings per share

Net income - R$ thousand	1,881,668	1,365,512	4,932,312

Weighted average number of shares
Common shares	64,484,433	64,484,433	64,484,433
Preferred shares	100,236,393	100,236,393	98,785,462

	164,720,826	164,720,826	163,269,895

Weighted adjusted average number of shares
Common shares	64,494,360	64,493,613	65,035,958
Preferred shares	100,245,592	100,244,531	99,301,051

	164,739,952	164,738,144	164,337,009

Basic earnings per share	11.42337	8.28985	30.20956

Diluted earnings per share	11.42208	8.28898	30.01340

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

25                                  Net operating revenue

25.1                        Breakdown of net operating revenue

	2018 (unadited)	2017	2016

Gross revenue
Infrastructure revenue (a) (note 7)	387,115	247,126	171,902
O&M (a) (Note 7)	1,042,534	880,901	835,786
Compensation from concession assets - RBSE (b) (Note 7)	1,269,108	1,495,791	7,318,492
Compensation from concession assets (b) (Note 7)	523,219	400,615	424,756
Adoption of IFRS 15	387,946	—	—
Rentals	19,605	18,757	14,581
Services	7,300	7,312	8,819

Total gross revenue	3,636,827	3,050,502	8,774,336

Taxes on revenue
Cofins (tax on revenue)	(249,696)	(220,583)	(770,587)
PIS (tax on revenue)	(54,185)	(47,930)	(167,295)
State VAT (ICMS)	(115)	(85)	—
ISS (Service tax)	(569)	(529)	(427)

	(304,565)	(269,127)	(938,309)
Regulatory charges
Energy Development Account (CDE)	(82,438)	(34,605)	(16,057)
Global Reversal Reserve (RGR)	(4,809)	(4,662)	(3,621)
Research and development (R&D)	(27,491)	(17,246)	(9,618)
Alternative Power Sources Incentive Program (Proinfa)	(22,497)	(16,605)	(17,491)
Electric Power Services Inspection Fee	(10,373)	(7,064)	(3,624)

	(147,608)	(80,182)	(50,411)

	3,184,654	2,701,193	7,785,616

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

Interest income is recognized at the market interest rate that reflects the economic volatility on the future flow of cash receipts that compensates the transmission infrastructure investment. The discount rate is represented by a market rate that considers the risks and premiums specific to the transmission business.

25.2                        Periodic revision of the Annual Permitted Revenue (RAP)

Under concession agreements, at every four and/or five years, after the agreement execution date, ANEEL can will periodically revise the electric power transmission RAP to promote tariff efficiency and moderation.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

Each agreement has its specifics; however, in general terms, concessionaires have their RAP revised for three times (every five years), when the cost of debt capital is revised. Reinforcements and improvements related to the tendered agreements are revised every five years. A revenue reduction may also be applied for Operation and Maintenance (O&M) costs to capture Business Efficiency Gains.

The tendered revenue associated with the Concession Agreement No. 143/2001 of subsidiary Serra do Japi is not subject to periodic tariff revision of the portion related to the revenue tendered in the auction.

The periodic tariff revision for concession agreements, such as Concession Agreement No. 059/2011, of concessionaires considered as existing, is made every 5 years and includes the revenue repositioning upon determination of the following:

a) the regulatory compensation basis for RBNI;

b) efficient operating costs;

c) the optimal capital structure and definition of the compensation of transmission companies;

d) identification of the amount to be considered as tariff reduction - Other revenues;

e) application of the “x” factor (ratio set by ANEEL in the periodic revision process to foster efficiency and capture productivity gains for the consumer).

The information on the latest periodic tariff revisions is described below:

Concessionaire	Agreement	Approval Resolution (REH)	REH date	Effective term

Subsidiaries

IE Serra do Japi	026/2009	1.901	06.16.2015	07.01.2015
IEMG	004/2007	2.257	06.20.2017	07.01.2017
IENNE (*)	001/2008	2.405	06.19.2018	07.01.2018
IE Pinheiros	012 and 015/2008	1.762	07.09.2014	07.01.2014
IE Pinheiros	18/2008	1.755	06.24.2014	07.01.2014
Evrecy (*)	020/2008	2.404	06.19.2018	07.01.2018
IE Pinheiros	021/2011	2.257	06.20.2017	07.01.2017
IE Sul	013 and 016/2008	1.755	06.24.2014	07.01.2014

Jointly-controlled subsidiaries

IE Madeira	013 and 015/2009	1.755	06.24.2014	07.01.2014
IE Garanhuns	022/2011	2.257	06.20.2017	07.01.2017

(*) As a result of the tariff revision, Evrecy’s Annual Permitted Revenue reduced by 16.7% while IENNE’s increased by 0.61%.

The next periodic tariff revisions for the RAP of the Company and its subsidiaries and jointly-controlled subsidiaries are described in note 1.2.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

25.3                        Variable Portion — PV, RAP Additional and Adjustment Portion - PA

Regulatory Resolution 729, of July 28, 2016, regulates the Variable Portion (PV) and RAP Additional. The Variable Portion is the pecuniary penalty applied by the Grantor for any unavailability or operating restrictions of the facilities comprising the Basic Network. The RAP Additional corresponds to the pecuniary premium granted to transmission companies as an incentive for improving the availability of transmission facilities. Both situations are recognized as revenue and/or O&M revenue reduction, in the period in which they occur.

Regulatory Resolution No. 782/2017 amended REN No. 729/16, which extinguished the additional RAP for all power transmission companies beginning March 2018. The power transmission companies covered by Law No. 12.783/2013 had not been receiving since October 2012 (REN No. 512/2012).

The Adjustment Portion (“PA”) is the portion of revenue arising from the enforcement of a mechanism established in the agreement, which is used in the periodic annual adjustments by adding to or subtracting from the RAP in order to offset a surplus or deficit of collection in the period prior to the adjustment.

25.4                        Annual revenue adjustment

On June 28, 2018, Approval Resolution No. 2408 was published to establish annual permitted revenues of the Company and its subsidiaries for the availability of the transmission facilities comprising the Basic Grid and other transmission facilities, for a 12-month cycle, from July 1, 2018 to June 30, 2019.

According to Approval Resolution No. 2408, RAP and amounts corresponding to the Company’s adjustment portion (Agreement No. 059/2001), net of PIS and Cofins (known as Regulatory Revenue), which was R$2,427,811* on July 1, 2017, increased to R$2,421,123* on July 1, 2018, representing a reduction of R$6,688 equivalent to -0.28%. 2.89% (R$70,046) of IPCA adjustment, -0.09% (R$2,090) relating to the variation in the adjustment portion, 2.51% (R$60,952) relating to the additional RAP for new investments and -5.59% (-R$135,596) relating to RBSE assets (MME Ruling No. 120/2016, covered by Law No. 12783/2013). Regarding RBSE assets, two effects were identified, an additional 0.57% (R$13,807) relating to the adjustments to assets fully depreciated and -6.15% (-R$149,403) relating to the receivables from the 2018/2019 to 2022/2023 cycles on a straight-line basis. We emphasize that the straight-line basis transforms a descending revenue flow into a constant flow, considering the regulatory WACC.

The Company’s annual regulatory revenue, net of PIS and Cofins, is as follows:

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

	Basic Network				Other Transmission Facilities — DIT
Concession agreement	Existing assets	New investments	Tendered	Adjustment portion	Existing assets	New investments	Tendered	Adjustment portion	Total

059/2001	1,634,681	134,179	—	(30,954)	579,523	104,268	—	(574)	2,421,123
143/2001	—	—	23,292	(870)	—	—	—	—	22,422
004/2007	—	—	18,828	(708)	—	—	—	—	18,120
012/2008	—	6	9,129	(797)	—	977	1,376	58	10,749
015/2008	—	14,625	17,331	(1,813)	—	4,295	424	(39)	34,823
018/2008	—	54	4,496	(140)	—	1,641	54	(44)	6,061
021/2011	—	—	4,200	(3,397)	—	—	1,541	—	2,344
026/2009	—	5,197	28,889	(3,414)	—	—	6,571	—	37,243
001/2008	—	4	45,823	(1,548)	—	—	—	—	44,279
020/2008	—	9,621	—	(3,984)	—	2,105	—	(578)	7,164
013/2008	—	—	6,375	(220)	—	—	—	—	6,155
016/2008	—	1,789	11,222	(1,545)	—	—	259	(9)	11,716

	1,634,681	165,475	169,585	(49,390)	579,523	113,286	10,225	(1,186)	2,622,199

The Company and its subsidiaries’ regulatory revenue, which was R$2,569,882* on July 1, 2017, increased to R$2,622,199* on July 1, 2018, an increase of R$52,317, equivalent to 2.04%. -0.09% (-R$2,358) relating to Evrecy’s tariff revenue, 1.78% relating to the acquisition of IENNE (R$45,823), 2.89% (R$74,318) relating to the IPCA/IGPM adjustment, -0.34% (-R$8,739) relating to the variation in the adjustment portion, 2.37% (R$60,998) of the additional RAP for new investments and  —5.28% (-R$135,596) relating to RBSE assets, and 0.7% (R$17,871) relating to the acquisition of IESUL (MME Ruling No. 120/2016, covered by Law No. 12783/2013).

* Does not include the revenue from authorized investments that will start operations in the next cycles, in the estimated amount of R$99,081 (R$109,108 - R$2017).

The Company’s and its subsidiaries’ Regulatory Revenue, net of PIS and Cofins, is composed as follows:

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

26                        Cost of infrastructure implementation, operation and maintenance services, and general and administrative expenses

	2018 (unaudited)			2017	2016
	Costs	Expenses	Total	Total	Total

Management fees	—	(11,890)	(11,890)	(8,282)	(5,661)
Personnel	(251,022)	(72,615)	(323,637)	(307,038)	(290,288)
Services	(182,607)	(59,346)	(241,953)	(173,819)	(183,406)
Depreciation	—	(9,214)	(9,214)	(9,627)	(9,061)
Materials	(249,422)	(1,106)	(250,528)	(186,476)	(86,640)
Leases and rentals	(8,850)	(5,069)	(13,919)	(13,837)	(14,690)
Lawsuits	—	14,659	14,659	26,109	(1,689)
Other	(33,345)	(22,055)	(55,400)	(50,702)	(40,773)

	(725,246)	(166,636)	(891,882)	(723,672)	(632,208)

The abovementioned costs include infrastructure implementation costs in the total amount of R$204,261 in 2018 (unaudited), R$225,450 in 2017 and R$156,379 in 2016. The respective infrastructure implementation revenue, shown in note 25.1, is calculated by adding the PIS and COFINS rates and other charges to the cost of the investment.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

27                        Finance income (costs)

	2018 (unaudited)	2017	2016
Income
Income from short-term investments	74,512	43,907	67,084
Interest income	201	240	947
Inflation adjustments	4,651	3,387	5,590
Hedge transactions (i)
MtM (mark to market) adjustment	55,140	1,632	—
Exchange gains	87,952	4,369	—
Adjustment of swap - hedging instruments	119,246	10,170	—
Other (ii)	11,076	59,968	3,063

	352,778	123,673	76,684
Expenses
Interest on borrowings	(61,530)	(47,905)	(44,043)
Interest expense	(2,514)	(10,723)	(12,396)
Charges on debentures	(84,899)	(63,599)	(87,360)
Inflation adjustments	(51,587)	(35,376)	(39,492)
Hedging instrument (i)
Charges on swap	(23,288)	(1,351)	—
MtM (mark to market) adjustment	(55,140)	(2,242)	—
Exchange rate changes - borrowings	(119,246)	(9,275)	—
Adjustment of swap - hedging instruments	(87,952)	(9,764)	—
Other	(8,836)	(9,654)	(3,322)

	(494,992)	(189,889)	(186,613)

	(142,214)	(66,216)	(109,929)

(i)        Refers to gains (losses) on financial transactions under Law No 4131, of September 03, 1962.

(ii)     includes the amounts of reduction of interest and charges, of R$53,759, relating to adhesion to PERT (note 17.1).

28                        Other operating income/(expenses)

The amount of R$34,736 refer substantially to bargain purchase gain less adjustment in the acquisition of IESUL in the amount of R$24,756 (note 11 (c)). In 2017, other operating income (expenses) primarily refer to: (i) recognition of the provision for reversal for SE facilities, according to article 5 of ANEEL Normative Resolution No. 762/2017, in the amount of R$57,178 (note 7); (ii) partially offset by the bargain purchase gain in the acquisition of IENNE in the amount of R$5,042 (note 11 (c)). In 2016, this mainly refers to the recognition of liabilities to face Eletrobras’s collection to return part of the NI amounts (note 7), in the amount of R$24,513.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

29                        Income tax and social contribution

The provision for income tax and social contribution is recognized monthly on an accrual basis and computed as provided for in Law No. 12973/14.

The Company adopts the taxable income regime on an estimate basis and makes monthly payments by applying the deemed income rates on gross revenue while subsidiaries adopt the deemed income regime.

(a)                       Reconciliation of the effective tax rate

The reconciliation of the income tax and social contribution expense for the year to book income is as follows:

	2018 (unaudited)	2017	2016

Profit before income tax and social contribution	2,316,644	1,981,105	7,283,246

Statutory rates	34%	34%	34%

Estimated income tax and social contribution	(787,659)	(673,576)	(2,476,304)

Income tax and social contribution on permanent differences
Interest on capital	201,280	—	—
Realization of losses	(359)	(96)	(529)
Share of profit (loss) of investees	68,279	42,434	91,020
Effect of adoption of deemed income regime by subsidiaries	101,610	36,174	53,440
Other	760	(581)	(1,539)

Effective income tax and social contribution	(416,089)	(595,645)	(2,333,912)

Income tax and social contribution
Current	(407,423)	(354,491)	(79,301)
Deferred	(13,976)	(241,154)	(2,254,611)

	(421,399)	(595,645)	(2,333,912)

Effective rate	18%	30%	32%

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

(b)                       Breakdown of deferred income tax and social contribution

Assets / (Liabilities)	2018 (unaudited)	2017

Receivables - Law No. 12783 — SE (i)	(2,088,467)	(2,373,365)
Concession agreement — IFRIC 12 (ii)	(469,059)	(266,268)
Adoption of IFRS 15 - IN 1753/17	(223,147)	—
First-time adoption of Law No. 12973/2014 (iii)	(21,309)	(22,121)
Provision SEFAZ-SP (iv)	175,527	175,527
Provision for risks	30,953	41,328
Provision for actuarial surplus	(36,502)	—
Subsidiaries’ financial instruments	74	—
Other temporary differences	37,529	26,774

Total, net	(2,594,401)	(2,418,125)

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

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

30                        Related-party transactions

The main balances and transactions with related parties in the year are as follows:

		2018 (unaudited)		2017		2018 (unaudited)	2017	2016
	Related					Revenue/	Revenue/	Revenue/
Nature of transaction	party	Assets	Liabilities	Assets	Liabilities	(Expense)	(Expense)	(Expense)

Short-term benefits (a)	Management	—	—	—	—	(10,749)	(7,585)	(5,227)
		—	—	—	—	(10,749)	(7,585)	(5,227)

Dividends	ISA Capital	—	—	—	—	—	—	—
	Serra do Japi	—	—	2,797	—	—	—	—
	IEMadeira	—	—	—	—	—	—	—
	Eletrobras	—	—	—	—	—	—	—
		—	—	2,797	—	—	—	—

Sublease, reimbursements and sharing of personnel expenses (b)	ISA Capital	27	—	26	—	337	292	335
	IEMG	202	—	3	—	58	47	77
	Pinheiros	571	—	3	—	93	46	101
	Serra do Japi	394	—	9	—	116	120	126
	Evrecy	172	—	4	—	55	44	40
	IENNE	12	—	5	—	192	67	91
	Itaúnas	15	—	—	—	43	—	—
	Tibagi	15	—	—	—	82	—	—
	Itaquerê	15	—	—	—	128	—	—
	Itapura	15	—	—	—	115	—	—
	Aguapeí	15	—	—	—	88	—	—
	IESul	16	—	7	—	224	92	72
	IEGaranhuns	1	—	91	—	10	—	—
	Aimorés	22	—	91	—	103	—	—

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

		2018 (unaudited)		2017		2018 (unaudited)	2017	2016
Nature of transaction	Related party	Assets	Liabilities	Assets	Liabilities	Revenue/ Expense	Revenue/ Expense	Revenue/ Expense

Sublease, reimbursements and sharing of personnel expenses (b)	Paraguaçu	21	—	119	—	100	—	—
	Ivaí	20	—	92	—	111	—	—
	Internexa	—	—	—	—	—	13	—
		1,533	—	450	—	1,855	721	842

Future capital contribuition (c)	IESul	—	—	—	—	—	—	—
		—	—	—	—	—	—	—

Service provision (d)	ISA Capital	16	—	16	—	196	195	182
	IEMG	13	—	6	—	938	152	144
	Pinheiros	116	—	43	—	1,532	1,343	1,395
	Serra do Japi	93	—	91	—	1,116	1,083	1,383
	Evrecy	80	—	74	—	920	879	829
	IEGaranhuns	36	—	32	—	397	181	—
	Internexa	180	19	434	14	(213)	98	103
		534	19	696	14	4,886	3,931	4,036

Total		2,067	19	3,943	14	6,741	(2,933)	(349)

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

(a)                       Refers to management fees, which, as disclosed in the Company’s income statement, with balances of R$11.890 in 2018 (unaudited), (R$8,282 in 2017 and R$5,661 in 2016).

The Company’s compensation policy does not include postemployment benefits, other long-term benefits, severance benefits or share-based compensation.

(b)                       The sublease agreement comprises the sub-leased area of the Company’s headquarters building, as well as apportionment of condominium and maintenance expenses, reimbursement of shared services, among others.

The personnel expenses sharing agreement requires the proportional allocation of expenses relating to employees shared the Company and its subsidiaries.

(c)                        The Company maintains the following service agreements: (i) ISA Capital - tax and accounting bookkeeping services, tax calculation and payroll processing; (ii) IEMG, Pinheiros, Serra do Japi, Evrecy and Garanhuns - operation and maintenance of its facilities; (iii) Internexa, a subsidiary of ISA Group - two service agreements including assignment of right of use, on a remunerated basis,  of the infrastructure support necessary for the installation of fiber optical cables, auxiliary services and related improvements and sharing of IT infrastructure. Additionally, the Company contracted the provision of 100 Mbps internet link services with Internexa. In March 2018, Internexa was contracted to update the telephony functionalities and requirements.

These transactions are conducted under specific conditions agreed upon between the parties.

Additionally, the Company recorded noncurrent liabilities in the amount of R$28,287 relating to the estimated amount payable to Eletrobras in connection with the method used to adjust receivables from NI facilities (note 7 (d)) and in current assets, as short-term investments, in the amount of R$680,909, with the investment funds Referenciado DI Bandeirantes, Xavantes Referenciado DI and Assis Referenciado DI (note 6).

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

31                        Financial instruments

(a)                       Identification of the main financial instruments

	Level	2018 (unaudited)	2017

Financial assets

Fair value through profit or loss
Cash and cash equivalents	2	16,740	6,585
Short-term investments	2	680,909	610,066
Accounts receivable - Financial asset -Law No. 12.783 (**)	—	9,069,651	9,586,834
Derivative financial instruments	2	2,643	2,611
Restricted cash	2	44,055	36,815

Amortized cost
Accounts receivable - O&M services	—	189,916	146,428
Accounts receivable - Infrastructure implementation services (*)	—	—	3,267,487
Accounts receivable — Financial asset — indemnity (*)	3	—	138,131
Accounts receivable - São Paulo State Finance Department	—	1,426,083	1,312,791
Receivables from related parties	—	323	903
Sureties and judicial deposits	—	66,987	66,414

Financial liabilities

Amortized cost
Borrowings and financing
Current	—	334,067	268,588
Noncurrent	—	1,215,689	690,541
Debentures
Current	—	23,707	182,852
Noncurrent	—	1,441,504	801,007
Trade payables	—	88,358	69,923
Interest on capital and dividends payable	—	7,835	3,112

(*) After the adoption of IFRS 15, these assets have been classified as contract asset.

(**) Through December 31, 2017, these assets were classified as financial assets at amortized cost (note 3.23).

The carrying amounts of financial assets and financial liabilities, when compared to the amounts that could be obtained if they are traded in an active market or, in the absence of such market, the net present value adjusted based on the prevailing market interest rate, approximate their fair values. The Company classifies financial instruments as required by IFRIC 13:

Level 1 - quoted prices (unadjusted) in active markets, net and observable for identical assets or liabilities, available of measurement date;

Level 2 - quoted prices (which can be adjusted or unadjusted) of similar assets or liabilities in active markets, other inputs not directly or indirectly observable in level 1, in the asset or liability terms; and

Level 3 - assets and liabilities whose prices are unavailable, or prices or valuation techniques supported by a small or inexistent, unobservable or net market. In this level, the fair value estimate becomes highly subjective.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

The Company contracted swap transactions to hedge against fluctuations in currency and interest rate on foreign-currency borrowings under Law No. 4.131/1962. For swap transactions, the rates are 102.3% and 102.5% of the CDI.

The Company classifies derivatives contracted as fair value hedge and, based on the requirements of IFRS 9 and IFRS 9, the Company adopted hedge accounting for its transactions.

On October 09, 2018, subsidiary Biguaçu entered into NDF hedge contracts with Citibank, whereby the company bought future dollar with a notional value of USD29,301. The purpose of these transactions was to hedge commitments assumed (CAPEX) by Biguaçu in foreign currency.

The Company classifies derivatives contracted as cash flow hedge and, based on the requirements of IFRS 9 and IFRS 9, the Company adopted hedge accounting.

The Company classifies derivatives contracted as fair value hedge and, based on the requirements of IFRS 9 and IFRS 9, the Company adopted hedge accounting for its transactions.

Financial instrument management is in line with the Risk Management Policy and Financial Risk Guidelines of the Company and its subsidiaries. The results from these transactions and adoption of controls to manage this risk are part of the monitoring of the financial risks adopted by the Company and its subsidiaries as follows:

Short and long term	Maturity	Notional value		Reference value (Accrual)	Fair value*
				2018 (unaudited)	2018 (unaudited)
Short position:
MUFG	July 2020	USD	75,000	292,768	293,902
CITI	August 2020			291,660	292,027
CITI	November 2019	USD	60,000	233,675	233,129
Long position:
MUFG	July 2020	USD	75,000	(291,050)	(291,699)
CITI	August 2020			(300,687)	(301,414)
CITI	November 2019	USD	60,000	(225,435)	(225,710)

Net value				931	235

(*) The fair value refers to mark-to-market on December 31, 2018.

				2018 (unaudited)
NDF transaction	Instrument	Hedging purpose	Nature	Notional value - US$	Notional value - BRL	Fair value adjustment

Biguaçu	Non-Deliverable Forward - NDF	Dollar US$	Purchase	29,301	118,239	2,408

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

(b)                       Financing

Debt-to-equity ratio

The debt ratio at the end of the year is as follows:

	2018 (unaudited)	2017

Borrowings and financing
Current	334,067	268,588
Noncurrent	1,215,689	690,541
Debentures
Current	23,707	182,852
Noncurrent	1,441,504	801,007

Total debt	3,014,967	1,942,988

Cash and cash equivalents and short-term investments	697,649	616,651

Net debt	2,317,318	1,326,337

Equity	11,299,525	11,199,656

Debt ratio, net	20.5%	11.8%

CTEEP and its subsidiaries are parties to borrowings and financing agreements that contain covenants determined based on debt ratios (notes 14 and 15). The Company is compliant with the requirements relating to covenants.

The carrying amount of borrowings and financing, considering the financial instruments applicable, and debentures is pegged to the TJLP, CDI and IPCA fluctuation and approximates the fair value.

(c)              Risk management

The main risk factors inherent in the Company’s and its subsidiaries’ transactions are as follows:

(i)       Credit risk - The Company and its subsidiaries enter into agreements with the National Electric System Operator (ONS), concessionaires and other agents, governing the provision of services relating to the basic network, including a bank guarantee clause. The Company and its subsidiaries also maintain agreements governing the provision of services directly to free consumers, also containing a bank guarantee clause, to mitigate the risk of default.

(ii)        Price risk - The Company’s and its subsidiaries’ revenues are, as set forth in the concession agreement, annually adjusted by ANEEL, based on the IPCA and IGP-M fluctuation, and a portion of the revenues is subject to periodic tariff revision (note 25.2).

(iii)    Interest rate risk - The adjustment of financing agreements is pegged to the TJLP, IPCA and CDI fluctuation (notes 14 and 15).

(i)            Currency risk - The Company manages the currency risk of its borrowing liabilities by contracting swap derivatives designated as fair value hedge for the Foreign Currency Borrowings Agreement (note 14). The Company and its subsidiaries do not have trade receivables and other foreign-currency assets; however,

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018 (unaudited), 2017 and 2016

(In thousands of reais, unless stated otherwise)

there are transactions involving the acquisition of underground and subsea cables and respective accessories as well as the provision of the services necessary to their implementation, in subsidiary Biguaçu, with future cash disbursements in dollars, for which a NDF derivative instrument has been contracted to manage the cash flow’s currency risk.

(ii)        Borrowing risk - The Company and its subsidiaries may face difficulties in the future to raise funds at costs and reimbursement terms aligned with their cash generation profile and/or debt obligations.

(iii)    Guarantee risk - The main guarantee risks are the following:

•                  Management of risks related to the retirement and health care benefits via Funcesp (pension entity), through its representation in management bodies.

•                  Participation as intervening guarantor, to the limit of its interests in subsidiaries, jointly-controlled subsidiaries, in their financing agreements (note 14).

(iv)     Liquidity risk - The Company’s and its subsidiaries’ main sources of cash are the following:

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

(d)             Sensitivity analysis

Under CVM Instruction No. 475, of December 17, 2008, the Company conducts the sensitivity analysis of interest rate and currency risks. The Company’s management does not consider as material its exposure to other risks described above.

For purposes of defining a base scenario for analyzing the sensitivity of interest rate, price risk and currency fluctuations, we used the same assumptions defined for the Company’s long-term financial and economic plan. These assumptions are based on the macro-economic environment in Brazil and the opinions of market experts.

Therefore, to assess the effects of changes in the Company’s cash flow, the sensitivity analysis below, for items pegged to floating rates, considers:

Base scenario:  Interest rate quotation (pre-DI curve) and exchange rate (future dollar) on March 31, 2019, determined on December 28, 2018, according to B3, which are shown in the interest risk and currency risk tables; and positive and negative 25% (scenario I) and 50% (scenario II) were applied.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018, 2017 and 2016

(In thousands of reais, unless stated otherwise)

				Risk of increase in indices		Risk of decrease in indices
Transaction	Risk	Balance at 2018 (unaudited)	Base Scenario	Scenario I	Scenario II	Scenario I	Scenario II
Financial assets and financial liabilities
Law No. 4131 — Credit Agreement — MUFG	Forex + 3.3415% p.a. +IR		(2,798)	(3,498)	(4,197)	(2,099)	(1,399)
Swap (short position) - Law No. 4131 - Credit Agreement - MUFG	Forex + 3.3415% p.a. +IR	292,768	2,798	3,498	4,197	2,099	1,399

Law No. 4131 - Credit Agreement - CITI	Forex + Libor 3M + 0.47% p.a. +IR		(2,723)	(3,404)	(4,085)	(2,042)	(1,362)
Swap (short position) - Law No. 4131 - Credit Agreement - CITI	Forex + Libor 3M + 0.47% p.a. +IR	291,660	2,723	3,404	4,085	2,042	1,362

Law No. 4131 - Credit Agreement - CITI	Forex + Libor 3M + 0.25% p.a. +IR		(1,959)	(2,449)	(2,939)	(1,470)	(980)
Swap (short position) — Law No. 4131 — Credit Agreement - CITI	Forex + Libor 3M + 0.25% p.a. +IR	233,675	1,959	2,449	2,939	1,470	980

Net effect of changes			—	—	—	—	—

Reference for financial assets and financial liabilities
Us dollar rate USD/R$ (March 2019) (*)			3.8950	4.8691	5.8430	2.9215	1.9477

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018, 2017 and 2016

(In thousands of reais, unless stated otherwise)

					Risk of increase in indices				Risk of decrease in indices
Transaction	Risk	Balance at 2018 (unaudited)	Base Scenario		Scenario I		Scenario II		Scenario I		Scenario II

Financial assets
Short-term investments	100.86% of CDI	428,031	8,397		10,036		11,656		6,740		5,063

Financial liabilities
Debentures - single series (i)	IPCA+6.04%	162,328	4,025		4,424		4,821		3,622		3,217
Debentures - single series (ii)	IPCA + 5.04%	325,049	7,269		8,067		8,859		6,465		5,655
Debentures - single series (iii)	105.65% of CDI p.a.	350,330	6,135		7,624		9,097		4,629		3,104
Debentures - single series (iv)	IPCA + 4.70%	627,504	14,032		15,572		17,102		12,481		10,918
FINEM BNDES (i), (ii)	TJLP+1.80% to 2.62%	347,711	7,778		8,908		10,347		6,035		4,558

Derivatives
SWAP MUFG	102.30% of CDI p.a.	291,699	4,372		5,434		6,484		3,298		2,212
SWAP CITI	102.30% of CDI p.a.	301,414	4,543		5,647		6,738		3,427		2,298
SWAP CITI	102.50% of CDI p.a.	225,710	3,405		4,234		5,056		2,567		1,720

Net effect of changes			(43,162)		(49,874)		(56,848)		(35,784)		(28,619)

Reference for financial assets and financial liabilities
100% CDI (March 2019) (*)			6.43	% p.a.	8.04	% p.a.	9.65	% p.a.	4.82	% p.a.	3.22	% p.a.
IPCA (March 2019)			4.01	% p.a	5.01	% p.a.	6.02	% p.a.	3.01	% p.a	2.01	% p.a
TJLP (March 2019)			7.03	% p.a.	8.79	% p.a.	10.55	% p.a.	5.27	% p.a	3.52	% p.a

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018, 2017 and 2016

(In thousands of reais, unless stated otherwise)

		Balance at			Risk of increase in indices				Risk of decrease in indices
Transaction	Risk	2018 (unaudited)	Base Scenario		Scenario I		Scenario II		Scenario I		Scenario II

Financial assets
Short-term investments	100.81% CDI	685,344	12,767		15,389		17,981		10,116		7,434

Financial liabilities
Debentures - single series (i)	IPCA+6.04%	162,328	4,025		4,424		4,821		3,622		3,217
Debentures - single series (ii)	IPCA + 5.04%	325,049	7,269		8,067		8,859		6,465		5,655
Debentures - single series (iii)	105.65% of CDI p.a.	350,331	6,135		7,624		9,097		4,629		3,104
Debentures - single series (iv)	IPCA + 4.70%	627,504	14,032		15,572		17,102		12,481		10,918
FINEM BNDES (i), (ii)	TJLP+1.80% to 2.62%	347,711	7,778		8,908		10,347		6,035		4,558
BNDES (subsidiaries)	TJLP + 1.55% p.a. 2.62% p.a.	120,498	2,565		3,039		3,508		2,085		1,593

Derivatives
SWAP MUFG	102.30% of CDI p.a.	291,699	4,372		5,434		6,484		3,298		2,212
SWAP CITI	102.30% of CDI p.a.	301,414	4,543		5,647		6,738		3,427		2,298
SWAP CITI	102.50% of CDI p.a.	225,710	3,405		4,234		5,056		2,567		1,720

Net effect of changes			(41,357)		(47,560)		(54,031)		(34,493)		(27,841)

Reference for financial assets and financial liabilities
100% CDI (March 2019) (*)			6.43	% p.a.	8.04	% p.a.	9.65	% p.a.	4.82	% p.a.	3.22	% p.a.
IPCA (March 2019)			4.01	% p.a.	5.01	% p.a.	6.02	% p.a.	3.01	% p.a	2.01	% p.a
TJLP (March 2019)			7.03	% p.a.	8.79	% p.a.	10.55	% p.a.	5.27	% p.a	3.52	% p.a

(*) Source:http://www.bmfbovespa.com.br/pt_br/servicos/market-data/consultas/mercado-de-derivativos/precos-referenciais/taxas-referenciais-bm-fbovespa

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018, 2017 and 2016

(In thousands of reais, unless stated otherwise)

32                        Commitments assumed - Operating leases

The main commitments assumed by the Company and its subsidiaries are related to operating leases of vehicles and rental of the Head Office building, whose minimum future payments, overall and for each one of the periods, are as follows:

	2018 (unaudited)	2017	2016

Within 1 year	11,516	9,399	6,511
From 1 to 5 years	14,663	16,345	893

	26,179	25,744	7,404

33                        Insurance

The Company’s insurance coverage and effective terms by insurance line is as follows:

Type	Effective term	Insured amount - R$ thousand	Premium - R$ thousand

Property (a)	06/01/18 to 12/01/19	2,936,921	6,248
General civil liability (b)	12/19/18 to 12/19/19	50,000	125
National transportation (c)	12/19/18 to 12/19/19	360,000	33
Group personal accident (d)	04/30/18 to 04/30/19	85,000	5
Vehicles (e)	02/04/18 to 12/19/19	Market value	418
Court guarantee (f)	01/28/16 to 12/12/23	428,582	2,889

			9,718

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

The assumptions adopted to contract insurance, given their nature, are not included in the scope of an audit work.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018, 2017 and 2016

(In thousands of reais, unless stated otherwise)

Consequently, they were not reviewed by our independent auditors.

34                        Retirement supplementation plan governed by Law No. 4819/58

The supplementary pension plan under State Law No. 4819/58, which established the creation of the State Social Security Fund, is applicable to mixed-capital entities’ employees, corporations in which the State of São Paulo holds the majority of shares, with right to control and to industrial services owned and managed by the State, hired through May 13, 1974, and also provided for supplementary pension plans, bonus leave and family allowance. The funds necessary to cover the charges under such plan are borne by the relevant bodies of the State Government of São Paulo, whose implementation was made as set forth in the agreement entered into among the Finance Department of the State of São Paulo (SEFAZ-SP) and CTEEP, on December 10, 1999.

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

Accordingly, on June 27, 2016, AAFC’s appeal was stayed and the labor court injunction (item (b, below) should be maintained until the appeal was judged.

On August 02, 2017, São Paulo Court of Justice unanimously (3 votes x 0) considered the decision groundless, condemned AAFC’s position as bad-faith litigation, and revoked the injunction.

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

Class action started by AAFC, simultaneously to the civil class action referred to above. This time, however, the Labor Court, in an individual lawsuit for which the Entity had been granted advanced relief.  On July 11, 2005, the advanced relief was ratified so that Funcesp resumed the processing of payments of those benefits under Law

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018, 2017 and 2016

(In thousands of reais, unless stated otherwise)

No. 4819/58 the same way as that effective until December 2003, in which the Company was acting as an intermediary between SEFAZ-SP and Funcesp.

Currently, the class action and civil class action are being discussed at the regular courts, as established in the decision obtained by the Compamny in a conflict of jurisdiction raised at STF.

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

On August 02, 2017, São Paulo Court of Justice unanimously (3 votes x 0) considered the decision groundless, condemned AAFC’s position as bad-faith litigation, and revoked the injunction.

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

(c)              Collection claim

SEFAZ-SP has transferred to the Company, since September 2005, amounts lower than those established by the decision issued by the 49th Labor Court, referred to in letter (a) above.

By virtue of this decision, CTEEP transferred to Funcesp, from January 2005 to September 2018, the amount of R$4,400,821 for the payment of benefits under State Law No.4819/58, and received from SEFAZ-SP the amount of R$2,733,980 for such purpose. The difference between the amounts transferred to Funcesp and reimbursed by SEFAZ-SP, in the amount of R$1,666,841 (Note 8 (a)), has been requested by CTEEP for reimbursement on the part of SEFAZ-SP. In addition, there are amounts relating to labor claims settled by the Company and under the responsibility of SEFAZ-SP, in the amount of R$275,497 (Note 8 (b)), totaling R$1,942,338.

In December 2010, CTEEP filed a collection claim against SEFAZ-SP to recover the amounts that were not received. After a decision that dismissed the case without analyzing its grounds in May 2013, the decision was upheld by São Paulo Court of Justice in December 2014.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2018, 2017 and 2016

(In thousands of reais, unless stated otherwise)

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

After the Special Appeal was rejected by TJ/SP, SEFAZ filed a new appeal which awaits judgment by STJ.

In August 2018, CTEEP was granted a decision by São Paulo Court Justice under which SEFAZ is required not to make any disallowance in the transfer to pay the benefits provided for by Law No. 4819/58 until the administrative proceedings started to determine irregularity in payments are closed.

CTEEP’s opinion

The Company continues to seek a final and unappealable decision that maintains the procedure of making direct payments of the benefit payroll under State Law No. 4819/58 by SEFAZ-SP. The Company also reinforces the opinion of its legal department and legal advisors that the expenses in connection with State Law No. 4819/58 and respective regulation should be fully assumed by SEFAZ-SP and continues to adopt addition measures to protect the Company’s interests.

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

35                        Events after the reporting period

Stock split

On February 2019, the Board of Directors submitted to the Extraordinary and General Shareholders Meeting called for April 04, 2019, the proposal to split 100% of the Company’s shares, in the proportion of 1 common shares to 4 common shares and of 1 preferred share to 4 preferred shares. The stock split will not change the Company’s capital, which will remain in the amount of R$3,590,020.

	Before the split	After the split

Common shares	64,484,433	257,937,732
Preferred shares	100,236,393	400,945,572

Total shares	164,720,826	658,883,304
Capital	3,590,020	3,590,020

***