Form 20-F
period 2019-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2020-05-19
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS
(exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(translation of registrant’s name into English)

Federative Republic of Brazil
(jurisdiction of incorporation or organization)

Rua da Quitanda 196, 9th floor, Centro, CEP 20091-005, Rio de Janeiro, RJ, Brazil
(address of principal executive offices)

Elvira Baracuhy Cavalcanti Presta

Chief Financial Officer and Chief Investor Relations Officer

(55 21) 2514-6435 — df@eletrobras.com.br

Rua da Quitanda 196, 24th floor,

20091-005 - Rio de Janeiro — RJ — Brazil

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share	EBR	New York Stock Exchange

Common Shares, no par value*		New York Stock Exchange

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class B Preferred Share	EBR-B	New York Stock Exchange

Preferred Shares, no par value*		New York Stock Exchange

* Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the SEC.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019 was:

1,087,050,297 Common Shares
146,920 Class A Preferred Shares
265,436,883 Class B Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

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

☒ Yes ☐ No

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act.).

☐ Yes ☒ No

EXPLANATORY NOTE

This Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”) is being filed pursuant to the order of the Securities and Exchange Commission contained in SEC Release No. 34-88465, dated March 25, 2020 (the “Order”). We furnished a Form 6-K on April 30, 2020, the original due date of the Form 20-F, indicating our reliance on the relief granted by the Order. As set out in the Form 6-K, we were unable to file the 2019 Annual Report within the prescribed time period as our day-to-day administrative activities were disrupted as a result of certain measures put in place to combat the effects of the novel coronavirus (“COVID-19”).

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, unless otherwise indicated or the context otherwise requires, all references to “we,” “our,” “ours,” “us” or similar terms refer to Centrais Elétricas Brasileiras S.A.—Eletrobras and its consolidated subsidiaries.

We have prepared our consolidated annual financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 (“Consolidated Financial Statements”) in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For certain statutory purposes, such as providing reports to our shareholders located in Brazil and determining dividend payments, other profit distributions and tax liabilities in Brazil, we also prepare, as is required, a parent company and consolidated statutory financial statements in accordance with accounting practices adopted in Brazil and with IFRS as issued by the IASB, which must be filed with the CVM within three months after the year end and approved by our shareholders general ordinary meeting to comply with the Brazilian Corporate Law.

We revised our income statement for the year ended December 31, 2018 to (a) correct an error in the classification of the provision for the CCC Account arising from inspections of previous years at the distribution companies between Operational Expenses and Profit (loss) from discontinued operations; and (b) adjust the comparative period to the change of accounting policies related to the fair value of RBSE, as presented in note 3.2.1 to our Consolidated Financial Statements. The error in the comparative period did not impact the previously reported Net Income for the year ended December 31, 2018 and is considered immaterial by us. Additionally, these revisions solely changed line items in the income statement.

From January 1, 2019 we were required to adopt IFRS 16. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of lease transactions and requires that lessees account for all leases according to a single balance sheet model, similar to accounting for financial leases applied in accordance with CPC 06 (R1)/IAS 17. We opted for the modified retrospective approach, applying the effects of the initial adoption of the standard as adjustments to the opening balance of retained earnings as of January 1, 2019 without the restatement of comparative information. We did not restate our financial statements as of and for the years ended December 31, 2018 and 2017 for the adoption of IFRS 16. Accordingly, our financial statements as of and for the year ended December 31, 2019 and for the years ended December 31, 2018 and 2017 are not directly comparable. For more information, see note 4.2.2 to our Consolidated Financial Statements.

From January 1, 2018, we were required to adopt IFRS 9 and IFRS 15. We are not required to retrospectively apply IFRS 9 and IFRS 15 to any periods prior to January 1, 2018. IFRS 9 introduced changes to the measurement and classification of financial instruments, as well as changes to the method for calculating impairment of financial instruments. IFRS 15 established a new method to recognize revenue from contracts with customers by applying a five-step analysis, including contract identification, performance obligation identification, transaction price determination, transaction price allocation and recognition of revenue. Our financial statements as of and for the years ended December 31, 2019 and December 31, 2018 reflect the adoption of IFRS 9 and IFRS 15. We did not restate our financial statements as of and for the years ended December 31, 2017 and 2016 for the adoption of IFRS 9 and IFRS 15. Accordingly, our financial statements as of and for the years ended December 31, 2019 and 2018 and our financial statements as of and for the year ended December 31, 2017 are not directly comparable.

Our 2015 consolidated financial statements included the accounting of subsequent events that had a quantitative impact under IAS 10 — Events after the Reporting Period, as they provided evidence of conditions that existed at the reporting date (i.e. year ended December 31, 2015). Our 2015 consolidated financial statements reflect the conclusions of the Independent Investigation which resulted in the expensing of R$15.996 million of costs in 2015 that had been improperly capitalized to our assets and a reversal of impairment losses recorded of R$132.443 million in 2015. We reflected this subsequent event in our 2016 statutory financial statements filed with CVM. We did not restate or adjust our 2015 financial statements filed with the CVM in Brazil, which speak as of their respective date of authorization for their issue. As we made a number of adjustments to our statutory accounts for 2016, our consolidated financial statements included herein as of and for the year ended December 31, 2016 differ from our statutory financial statements for that year. As the event mentioned above was already reflected in our statutory financial statements and the financial statements included herein on or prior to December 31, 2016, our shareholders equity as of December 31, 2016 and all other information derived from our financial statements as from January 1, 2017 is the same in both sets of financial statements.

The table set out below describes the differences between our Profit as per our statutory Brazilian consolidated financial statements filed with the CVM and our Profit as per our consolidated financial statements included herein as of and for the year ended December 31, 2016:

12/31/2016
(R$ thousands)
Profit for the year under statutory Consolidated Financial Statements (CVM Filed)	3,513,276

Reversal Impairment Angra III - 2014	(129,799)
Reversal Impairment Simplicio - 2014	(2,644)
Reversal Impairment Angra III - 2015	(11,514)
Investigation Findings Angra III	141,313
Investigation Findings Simplicio	2,644
Investigation Findings Maua 3	67,166
Investigation Findings - equity (SPEs)	91,464

Total	158,630

Profit for the year under Consolidated Financial Statements (SEC Filed)	3,671,906

On February 23, 2018, our Board of Directors approved the sale of interests owned by us and our subsidiaries Chesf, Furnas, Eletronorte and Eletrosul in 71 SPEs divided into eighteen lots. The corresponding auction took place on September 27, 2018 on the B3 and as a result we sold eleven of the eighteen lots offered to the market and raised R$1,296.9 million (as of December 31, 2018). The lots with wind generation SPEs located in Rio Grande do Sul, Piauí and Rio Grande do Norte and the lots with transmission SPEs in Goiás, Amazonas and Pará did not receive any bids. The sale of the SPEs is subject to approval by banks who are creditors of these companies, CADE, ANEEL and the non-exercise of pre-emption rights by the SPE’s shareholders. Of the R$1,296.9 (as of December 31, 2018) million sold at the auction, we have already received R$1,286.6 million for the 25 SPEs already transferred and we received R$44.8 million in January 2020 after the transfer of the remaining SPE, Companhia de Transmissão Centro Oeste de Minas S.A.

Of the remaining 45 SPEs from the January 2018 auction, 39 of them, with a book value of R$1.5 billion (as of December 31, 2019), were put up for sale through the Competitive Sale Procedure (Procedimento Competitivo de Alienação) No. 01/2019, supported by Decree 9.188/17, grouped into six lots, five of them relating to wind power generation and one to transmission. We opened the sales process on July 30, 2019, received offers from bidders on October 31, 2019 and are currently negotiating with potential buyers.

On February 8, 2018, at our 170th Extraordinary Shareholders Meeting, our shareholders ratified their decision taken in 2016 to sell our six distribution companies, except we would retain one common share, as well as the assumption by us of these distribution companies’ rights to the CCC Account and the CDE Account of R$8.5 billion, as adjusted, as of the base date of June 30, 2017. The assets (and related liabilities) of Eletroacre, Ceron, Cepisa and Boa Vista Energia were put up for sale as of December 31, 2017, while those of Ceal and Amazonas D were set for sale as of December 31, 2018, in accordance with IFRS 5.

Through auctions on the B3, we auctioned, on July 26, 2018, our participation in Cepisa to Equatorial Energia for R$45.5 thousand (representing no gain over the auction price set by BNDES, and recognizing 100% of tariff flexibility losses and costs with people, materials, third-party services and other expenses, in addition to the granting of a bonus of R$95 million). In addition, we auctioned our respective participations in Eletroacre and Ceron to Energisa and our participation in Boa Vista Energia to the Oliveira Energia & Atem Consortium, for R$45.5 thousand (representing no gain over the auction price set by BNDES), respectively, on August 30, 2018 and our participation in Amazonas D to the Oliveira Energia & Atem Consortium for R$45.5 thousand (representing no gain over the auction price set by BNDES) on December 10, 2018. Equatorial Energia won the auction for the sale of our participation in Ceal on December 28, 2018 for R$45.5 thousand (representing no gain over the auction price set by BNDES). The transfer of control of the six distribution companies occurred in October 2018 (Cepisa and Ceron), December 2018 (Eletroacre and Boa Vista Energia), March 2019 (Ceal) and April 2019 (Amazonas D). The transfer of Ceal and Amazonas D impacted our results of operations and financial conditions as of and for the year ended December 31, 2019.

The assets (and related liabilities) of Eletroacre, Ceron, Cepisa and Boa Vista Energia were classified as assets held for sale as of December 31, 2017, while Ceal and Amazonas D were classified as assets held for sale as of December 31, 2018, in accordance with IFRS 5.

On February 14, 2017, we entered into a sale and purchase agreement with Companhia Celg de Participações—CELGPAR and Enel Brasil S.A. and sold our shares in CELG-D for R$1,525 million.

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

Terms contained within this annual report have the following meanings:

•	AFAC: Advance for Future Capital Increase;

•	Amazonas D: Amazonas Distribuidora de Energia S.A., a distribution company operating in the state of Amazonas;

•	Amazonas GT: Amazonas Geração e Transmissão de Energia S.A., a generation and transmission company operating in the state of Amazonas;

•	ANEEL: Agência Nacional de Energia Elétrica, the Brazilian Electric Power Agency;

•	B3: B3 S.A.—Brasil, Bolsa Balcão, the São Paulo Stock Exchange, formerly known as the BM&F Bovespa;

•	Basic Network: interconnected transmission lines, dams, energy transformers and equipment with voltage equal to or higher than 230 kV, or installations with lower voltage as determined by ANEEL;

•	BNDES: Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;

•	Boa Vista Energia: Boa Vista Energia S.A., a distribution company operating in the city of Boa Vista, in the state of Roraima;

•	Brazilian Anticorruption Law: Collectively, Law No. 12,846/13 and Decree No. 8,420/15;

•	Brazilian Corporate Law: Law No. 6,404/76, as amended;

•	BRR: Base de Remuneração Regulatória, Regulatory Remuneration Base;

•	CADE: Conselho Administrativo de Defesa Econômica, the Brazilian Antitrust Authority;

•	Capacity charge: the charge for purchases or sales based on contracted firm capacity whether or not consumed;

•	CCC Account: Conta de Consumo de Combustivel, or Fuel Consumption Account;

•	CCEAR: Contratos de Comercialização de Energia no Ambiente Regulado, contracts for the commercialization of energy in the Regulated Market;

•	CCEE: Câmara de Comercialização de Energia Elétrica, the Brazilian electric energy trading chamber;

•	CDE Account: Conta de Desenvolvimento Energetico, the energy development account;

•	CEA: Companhia de Eletricidade do Amapá S.A.;

•	Ceal: Companhia Energética de Alagoas, a distribution company operating in the state of Alagoas;

•	CELG-D: CELG-Distribuição S.A., a former distribution subsidiary of Eletrobras;

•	CELPE: Companhia Energética de Pernambuco S.A. (CELPE);

•	Cepel: Centro de Pesquisas de Energia Elétrica, a research center of the Brazilian electric sector;

•	Cepisa: Companhia Energética de Piauí, a distribution company operating in the state of Piauí;

•	Ceron: Centrais Elétricas de Rondônia, a distribution company operating in the state of Rondônia;

•	CERR: Companhia Energética de Roraima — CERR, a generation and distribution company operating in the state of Roraima;

•	CESP: Companhia Energética de São Paulo a generation subsidiary of Eletrobras;

•	CGE: Câmara de Gestão da Crise de Energia Elétrica, the Brazilian Energy Crisis Management Committee;

•	CGT Eletrosul: Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, a subsidiary of Eletrobras, which is the resulting entity following the merger of CGTEE into Eletrosul;

•	CGTEE: Companhia de Geração Térmica de Energia Elétrica, a former generation subsidiary of Eletrobras;

•	Chesf: Companhia Hidro Elétrica do São Francisco, a generation and transmission subsidiary of Eletrobras;

•	CMN: Conselho Monetario Nacional, the highest authority responsible for Brazilian monetary and financial policy;

•	CNEN: Comissão Nacional de Energia Nuclear S.A., the Brazilian national commission for nuclear energy;

•	CNPE: Conselho Nacional de Política Energética, the advisory agency to the President of the Republic of Brazil for the formulation of policies and guidelines in the energy sector;

•	Code of Ethical Conduct and Integrity: Código de Ética das Empresas Eletrobras, our Code of Ethical Conduct and Integrity published in 2016;

•	Concessionaires or concessionaire companies: companies to which the Brazilian Government transfers rights to supply electrical energy services (generation, transmission, distribution) to a particular region in accordance with agreements entered into between the companies and the Brazilian Government pursuant to Law No. 8,987/95 and Law No. 9,074/95 (together, the “Concessions Laws”);

•	CPPI: Conselho do Programa de Parcerias de Investimentos, the council of the investment partnership program;

•	CTEEP: Companhia de Transmissão de Energia Elétrica Paulista - CTEEP, a transmission affiliate of Eletrobras;

•	CVM: Comissão de Valores Mobiliarios, the Brazilian Securities and Exchange Commission;

•	Distribution: the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers through a distribution system. Electricity reaches consumers such as residential consumers, small industries, commercial properties and public utilities at a voltage of 220/127 volts;

•	Distributor: an entity supplying electrical energy to a group of customers by means of a distribution network;

•	DoJ: the U.S. Department of Justice;

•	EIA — Estudo de Impacto Ambiental;

•	Electricity Regulatory Law: Law No. 10,848/04 (Lei do Novo Modelo do Setor Elétrico), enacted on March 15, 2004, which regulates the operations of companies in the electricity industry;

•	Eletroacre: Companhia de Eletricidade de Acre, a distribution company operating in the state of Acre;

•	Eletrobras: Centrais Elétricas Brasileiras S.A. — Eletrobras;

•	Eletronorte: Centrais Elétricas do Norte do Brasil S.A., a generation and transmission subsidiary of Eletrobras;

•	Eletronuclear: Eletrobras Termonuclear S.A., a generation subsidiary of Eletrobras;

•	Eletropar: Eletrobras Participações S.A., a holding company subsidiary created to hold equity investments (formerly, Light Participações S.A. — LightPar);

•	Eletrosul: Eletrosul Centrais Elétricas S.A., a former generation and transmission subsidiary of Eletrobras;

•	Energy charge: the variable charge for purchases or sales based on actual electricity consumed;

•	EPE: Empresa de Pesquisa Energética, the Brazilian Energy Research Company;

•	ERP: Integrated Management System

•	Exchange Act: the U.S. Securities Exchange Act of 1934, as amended;

•	Final consumer (end user): a party who uses electricity for its own needs;

•	FND: Fundo National do Desestatização, the national privatization fund;

•	Free consumers: customers that were connected to the system after July 8, 1995 and have a contracted demand above 3 MW at any voltage level; or customers that were connected to the system prior to July 8, 1995 and have a contracted demand above 3 MW at voltage level higher than or equal to 69 kV;

•	Free Market: Ambiente de Contratação Livre, the Brazilian unregulated energy market;

•	Furnas: Furnas Centrais Elétricas S.A., a generation and transmission subsidiary of Eletrobras;

•	GAG Melhoria: Custo da Gestão dos Ativos de Geração, Generation Asset Management Costs;

•	Gigawatt (GW): one billion watts;

•	Gigawatt hour (GWh): one gigawatt of power supplied or demanded for one hour, or one billion watt hours;

•	High voltage: a class of nominal system voltages equal to or greater than 100,000 volts (100 kVs) and less than 230,000 volts (230 kVs);

•	Hydroelectric plant or hydroelectric facility or hydroelectric power unity (HPU): a generating unit that uses water power to drive the electric generator;

•	IBAMA: Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis, the Brazilian Environmental Authority;

•	IBGC: Instituto Brasileiro de Governança Corporativa, the Brazilian Institute of Corporate Governance;

•	IBGE: Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics;

•	IFRS: International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	IGP-M: Indice Geral de Preços-Mercado, the Brazilian general market price index, similar to the retail price index;

•	Independent Investigation: the independent internal investigation carried out by the law firm, Hogan Lovells US LLP, for the purpose of assessing the potential existence of irregularities, including violations of the FCPA, the Brazilian Anticorruption Law and our Code of Ethical Conduct and Integrity;

•	Installed capacity: the level of electricity which can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer;

•	Interconnected Power System: Sistema Interligado Nacional, the system or network for the transmission of energy, connected together by means of one or more links (lines and/or transformers);

•	Isolated System: generation facilities in the North of Brazil not connected to the Interconnected Power System;

•	Itaipu: Itaipu Binacional, the hydroelectric generation facility owned equally by Brazil and Paraguay;

•	Kilovolt (kV): one thousand volts;

•	Kilowatt (kW): 1,000 watts;

•	Kilowatt Hour (kWh): one kilowatt of power supplied or demanded for one hour;

•	Lava Jato Investigation: see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company,” “Item 3.D. Key Information—Risk Factors—Risks Relating to Brazil,” “Item 4.E. Information on the Company—Compliance,” “Item 15. Controls and Procedures” and “Item 18. Financial Statements;”

•	Law of Government-Controlled Companies: Law No. 13,303/16;

•	LI: Licença de Instalação, Installation License;

•	LO: Licença de Operação, Operating License;

•	LP: Licença Prévia, Preliminary License;

•	Megawatt (MW): one million watts;

•	Megawatt hour (MWh): one megawatt of power supplied or demanded for one hour, or one million watt hours;

•	Mixed capital company: pursuant to Brazilian Corporate Law, a company with public and private sector shareholders, but controlled by the public sector;

•	MME: Ministério de Minas e Energia, the Brazilian Ministry of Mines and Energy;

•	MRE: Mecanismo de Realocação de Energia, the Energy Reallocation Mechanism;

•	National Environmental Policy Act: Law No. 6,938/81, as amended;

•	Northeast region: the states of Alagoas, Bahia, Ceará, Maranhão, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe;

•	Odebrecht: Odebrecht S.A., a Brazilian conglomerate that provides engineering and infrastructure construction services;

•	OECD: the Organisation for Economic Co-operation and Development;

•	ONS: Operador Nacional do Sistema Elétrico, the national electricity system operator;

•	PDC: Plano de Demissão Consensual (PDC), the Consensual Dismissal Plan launched by Eletrobras;

•	PDNG: Plano Diretor de Negócio de Gestão, the Management Business Master Plan;

•	PIEs: Independent Power Producers;

•	PPI: Programa de Parceria de Investimentos da Presidência da República, the investments partnership program of the Brazilian Government created to expand and accelerate the partnerships between the Brazilian Government and private entities;

•	Procel: Programa Nacional de Combate ao Desperdício de Energia Elétrica, the national electrical energy conservation program;

•	Proinfa: Programa de Incentivo as Fontes Alternativas de Energia, the program for incentives to develop alternative energy sources;

•	RAP: Receita Anual Permitida, the annual permitted revenues;

•	RBNI: Rede Básica Novas Instalações, the Basic Network of New Installations;

•	RBSE: Rede Básica do Sistema Existente, the Basic Network of the Existing System;

•	Regulated Market: Ambiente de Contratação Regulada, the Brazilian regulated energy market;

•	RGR Fund: Reserva Global de Reversão, a fund we administer, funded by consumers and providing compensation to all concessionaires for non-renewal or expropriation of their concessions used as source of funds for the expansion and improvement of the electrical energy sector;

•	SEC: the U.S. Securities and Exchange Commission;

•	Securities Act: the U.S. Securities Act of 1933;

•	SELIC rate: an official overnight government rate applied to funds traded through the purchase and sale of public debt securities established by the special system for custody and settlement;

•	Small hydroelectric power plants: power plants with capacity from 1 MW to 30 MW;

•	SPEs: Eletrobras’ special purpose entities;

•	STF: Supremo Tribunal Federal, the Brazilian Federal Supreme Court;

•	STJ: Superior Tribunal de Justiça, the Brazilian Superior Court of Justice;

•	Substation: an assemblage of equipment which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system;

•	TCU: Tribunal de Contas da União, the Brazilian Federal Audit Court;

•	TFSEE: Taxa de Fiscalização de Serviços de Energia Elétrica, the fee for the supervision of electricity energy services;

•	Thermoelectric plant or thermoelectric power unity (TPU): a generating unit which uses combustible fuel, such as coal, oil, diesel natural gas or other hydrocarbon as the source of energy to drive the electric generator;

•	Transmission: the bulk transfer of electricity from generating facilities to the distribution system at load center station by means of the transmission grid (in lines with capacity between 69 kV and 525 kV);

•	TUSD: a tariff for the use of the distribution system;

•	TUST: is a tariff for the use of the transmission system;

•	U.S. GAAP: United States generally accepted accounting principles;

•	UBP Fund: Fundo de Uso de Bem Publico, the public asset use fund;

•	Volt (V): the basic unit of electric force analogous to water pressure in pounds per square inch; and

•	Watt: the basic unit of electrical power.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements, including statements regarding our intent, belief or current expectations or those of our officers with respect to, among other things, our financing plans, trends affecting our financial condition or results of operations and the impact of future plans and strategies. These forward-looking statements are subject to risks, uncertainties and contingencies including, but not limited to, the following:

•	general economic, regulatory, political and business conditions in Brazil and abroad;

•	interest rate fluctuations, inflation and the value of the real in relation to the U.S. dollar;

•	changes in volumes and patterns of customer electricity usage;

•	our ability to maintain our current market share;

•	the impact of widespread health developments, such as the Coronavirus (COVID-19), and the governmental, commercial, consumer and other responses thereto;

•	the consequences of a capital increase that is under discussion, which would dilute the Brazilian Government’s ownership of our common shares or any other model that is being discussed that might result in our further privatization;

•	competitive conditions in Brazil’s electricity generation market and transmission market through auctions;

•	our level of debt and ability to obtain financing;

•	the likelihood that we will receive payment in connection with account receivables;

•	changes in rainfall and the water levels in the reservoirs used to run our hydroelectric power generation facilities;

•	our financing and capital expenditure plans;

•	our ability to serve our customers on a satisfactory basis;

•	our ability to execute our business strategy, including our growth strategy;

•	existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area, hydroelectric risk and other matters;

•	adoption of measures by the granting authorities in connection with our concession agreements;

•	changes in other laws and regulations, including, among others, those affecting tax and environmental matters;

•	future actions that may be taken by the Brazilian Government, our controlling shareholder, with respect to our Board of Directors, acquisition and disposition of subsidiaries and affiliated entities, selling parts or all of their investment in us, and other matters;

•	the outcome of the ongoing corruption investigations and any new facts or information that may arise in relation to the Lava Jato Investigation, or any other corruption-related investigations in Brazil, including any accounting, legal, reputational and political effects;

•	our ability to renew our concessions;

•	the likelihood that we will receive all payments that we claimed under the CCC Account;

•	the likelihood that we make payments in respect of compulsory loans;

•	the outcome of our tax, civil and other legal proceedings, including class actions or enforcement or other proceedings brought by governmental and regulatory agencies; and

•	other risk factors as described in “Item 3.D Key Information—Risk Factors.”

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

The words “believe,” “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “estimate,” “project,” “target,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Background

The tables below present our selected financial data as of and for years ended December 31, 2019, 2018, 2017, 2016 and 2015 as applicable.

Our selected financial data as of December 31, 2019 and 2018 as applicable, and for each of the years in the three-year period ended December 31, 2019 were derived from our Consolidated Financial Statements, which appear elsewhere in this annual report prepared in accordance with IFRS, as issued by the IASB. The selected consolidated financial data set out below as of December 31, 2017, 2016 and 2015, and for the years ended December 31, 2016 and 2015, were derived from our consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015 that are not included in this annual report.

On February 23, 2018, our Board of Directors approved the sale of interests owned by us and our subsidiaries Chesf, Furnas, Eletronorte and Eletrosul in 71 SPEs divided into eighteen lots. The corresponding auction took place on September 27, 2018 on the B3 and as a result we sold eleven of the eighteen lots offered to the market and raised R$1,296.9 million (as of December 31, 2018). The lots with wind generation SPEs located in Rio Grande do Sul, Piauí and Rio Grande do Norte and the lots with transmission SPEs in Goiás, Amazonas and Pará did not receive any bids. The sale of the SPEs is subject to approval by banks who are creditors of these companies, CADE, ANEEL and the non-exercise of pre-emption rights by the SPE’s shareholders. Of the R$1,296.9 (as of December 31, 2018) million sold at the auction, we have already received R$1,286.6 million for the 25 SPEs already transferred and we received R$44.8 million in January 2020 after the transfer of the remaining SPE, Companhia de Transmissão Centro Oeste de Minas S.A.

Of the remaining 45 SPEs from the January 2018 auction, 39 of them, with a book value of R$1.5 billion (as of December 31, 2019), were put up for sale through the Competitive Sale Procedure (Procedimento Competitivo de Alienação) No. 01/2019, supported by Decree 9.188/17, grouped into six lots, five of them relating to wind power generation and one to transmission. We opened the sales process on July 30, 2019, received offers from bidders on October 31, 2019 and are currently negotiating with potential buyers.

On February 2018, at the 170th Extraordinary Shareholders Meeting, our shareholders ratified their decision taken in 2016 to sell our six distribution companies, except we would retain one common share, as well as the assumption by us of these distribution companies’ rights to the CCC Account and the CDE Account in the total amount of R$8.4 billion recognized in their respective financial statements considering adjustments through June 30, 2017. The sales occurred in 2018. On April 24, 2019, Provisional Measure No. 879/19 was published. Provisional Measure No. 879/19, among other issues, deals with the recognition of expenses reimbursement rights associated with certain distribution concessions, amending Law No. 10,438/02 and Law No. 12,119/09. The contracts for the purchase and sale of shares of CEAL and Amazonas D were not signed before December 31, 2018 and, therefore, the assets and liabilities of these companies were classified as assets held for sale in accordance with note 46 to our Consolidated Financial Statements.

On February 14, 2017, we entered into a sale and purchase agreement with Companhia Celg de Participações—CELGPAR and Enel Brasil S.A. and sold our shares in CELG-D for R$1,525 million.

The paragraphs above discuss some important features of the presentation of the selected financial data and our consolidated financial statements. These features should be considered when evaluating the selected financial data. For further information, see “Presentation of Financial and Other Information.”

A. Selected Financial Data

The following tables present our selected consolidated financial and operating information prepared in accordance with IFRS/IASB as issued by the IASB as of the dates and for each of the periods indicated. You should read the following information in conjunction with our Consolidated Financial Statements and their related notes and the information under “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects” in this annual report.

The selected consolidated financial data set out below as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, were derived from our Consolidated Financial Statements included elsewhere in this annual report. The selected consolidated financial data set out below as of December 31, 2016 and 2015, and for the years ended December 31, 2016 and 2015, were derived from our consolidated financial statements as of and for the years ended December 31, 2016 and 2015 that are not included in this annual report.

Selected Consolidated Balance Sheet Data

	As of December 31,
	2019(1)(2)	2018(1)	2017	2016	2015
	(R$ thousands)
Assets
Cash and cash equivalents	335,307	583,352	792,252	495,855	1,393,973
Marketable securities	10,426,370	6,408,104	6,924,358	5,681,791	6,842,774
Accounts receivable	5,281,333	4,079,221	4,662,368	4,402,278	4,137,501
Financial assets - Concessions and Itaipu	5,927,964	6,013,891	7,224,354	2,337,513	965,212
Financing and loans	3,473,393	3,903,084	2,471,960	3,025,938	3,187,226
Reimbursement rights	48,458	454,139	1,567,794	1,657,962	2,265,242
Assets held for sale	3,543,519	15,424,359	5,825,879	4,406,213	4,623,785
Other receivables	11,682,119	9,979,263	7,889,762	7,265,102	6,021,683
Total current assets	40,718,463	46,845,413	37,358,727	29,272,652	29,437,396
Total non-current assets	136,748,252	134,364,795	135,616,632	141,226,775	120,049,383
Total assets	177,466,715	181,210,208	172,975,359	170,499,429	149,486,779

Liabilities and shareholders’ equity
Current liabilities	25,638,057	36,523,971	34,186,952	31,138,510	28,099,643
Non-current liabilities	80,434,512	88,677,289	96,035,875	95,295,992	79,806,543
Capital stock	31,305,331	31,305,331	31,305,331	31,305,331	31,305,331
Non-controlling shareholding	487,345	466,042	413,155	(138,543)	(352,792)
Other shareholders’ equity	39,601,470	24,237,575	11,034,046	12,898,139	10,628,054
Total liabilities and shareholders’ equity	177,466,715	181,210,208	172,975,359	170,499,429	149,486,779

(1)	We adopted IFRS 15 and IFRS 9 on January 1, 2018, but we did not adjust our results of the comparative periods for 2017, 2016 and 2015.

(2) We adopted IFRS 16 on January 1, 2019, but we did not adjust our results of the comparative periods for 2018, 2017, 2016 and 2015.

	2019(1)	2018(2)	2017(3)	2016(3)
	(R$ thousands)
Net operating revenue(4)	27,725,527	25,772,305	29,441,332	50,400,113
Operating expenses/costs	20,441,343	(9,852,006)	(25,914,836)	(33,568,368)
Financial result	(2,081,026)	(1,374,631)	(1,736,116)	(1,216,563)
Profit before results of equity investments, taxes, and social contributions	5,203,158	14,545,668	1,790,380	15,615,182
Results of equity method investments	1,140,733	1,384,850	1,167,484	3,201,248
Other revenues and expenses	24,715	—	—	—
Profit (loss) before income tax and social contribution	6,368,606	15,930,518	2,957,864	18,816,429
Income tax and Social Contribution	1,090,262	(2,483,718)	(1,510,634)	(8,510,819)
Net income of Continued Operations	7,458,868	13,446,800	1,447,230	10,305,610
Net income (loss) of Discontinued Operations	3,284,975	(99,223)	(3,172,921)	(6,633,706)
Attributable to controlling shareholders	3,284,975	18,955	(3,163,563)	(6,659,748)
Attributable to non-controlling shareholders	—	(118,178)	(9,358)	26,043
Net income (loss) for the period	10,743,843	13,347,577	(1,725,691)	3,671,905

(1)	For 2019 we adopted IFRS 16, but we did not adjust our results, 2018, 2017 and 2016.
(2)	For 2018 we adopted IFRS 15 and IFRS 9, but we did not adjust our results for 2017 and 2016. We revised our income statement for the year ended December 31, 2018 to (a) correct an error in the classification of the provision for the CCC Account arising from inspections of previous years at the distribution companies between Operational Expenses and Profit (loss) from discontinued operations; and (b) adjust the comparative period for the change in accounting policies related to the fair value of RBSE. For further details, see note 3.2.1 to our Consolidated Financial Statements.
(3)	Data for the year ended December 31, 2017 and 2016 have been reclassified to reflect our distribution segment as discontinued operations.
(4)	Our net operating revenue for 2019, 2018 and 2017 includes R$4.1 billion, R$4.5 billion and R$4.9 billion, respectively, attributable to the transmission RBSE receivable asset.

2015(1)
(R$ thousands )
Net operating revenue	32,180,843
Operating expenses/costs	(42,630,214)
Investigation Findings	(15,996)
Financial result	(1,273,103)
Result/(loss) before participation in associates and other investments	(11,738,470)
Result of participation in associates and other investments	531,446
Income/(loss) before income tax and social contribution	(11,207,024)
Income tax and Social Contribution	(710,112)
Net income (loss) for the year	(11,917,136)
Attributable to controlling shareholders	(11,405,085)
Attributable to non-controlling shareholders	(512,051)

(1)	Data for the year ended December 31, 2015 does not include the reclassification to reflect our distribution segment as discontinued operations, and as such is not comparable with the data for the years ended December 2019, 2018, 2017 and 2016.

Brazilian Corporate Law and our by-laws provide that we must pay our shareholders mandatory dividends equal to at least 25% of our adjusted net income for the preceding fiscal year, subject to certain discretionary measures proposed by the Board of Directors and approved by shareholders in the Annual Meeting. In addition, our by-laws require us to give: (i) class “A” preferred shares a priority in the distribution of dividends, at 8% each year over the capital linked to those shares; and (ii) class “B” preferred shares that were issued on or after June 23, 1969 a priority in the distribution of dividends, at 6% each year over the capital linked to those shares. In addition, preferred shares must receive a dividend at least 10% higher than the dividend paid to the common shares. For further information regarding dividend payments and circumstances in which dividend payments may not be made, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Shares and ADS—Shareholders of any class may not receive dividend payments if we incur net losses or our net profit does not reach certain levels.”

Earnings (loss) per share

The table below shows our earnings (loss) per share and weighted average number of shares.

	Year ended December 31
Profit or Loss Per Share	2019		2018(1)		2017
	Earnings (loss) per share	Weighted average number of shares	Earnings (loss) per share	Weighted average number of shares	Earnings (loss) per share	Weighted average number of shares
	(Reais)	(thousands)	(Reais)	(thousands)	(Reais)	(thousands)
Profit (Loss) basic per share (ON)	7.76	1,087,050	9.62	1,087,050	(1.30)	1,087,050
Profit (Loss) basic per share (PN)	8.53	265,437	10.58	265,437	(1.30)	265,437
Profit (Loss) diluted per share (ON)	6.65	1,288,843	9.52	1,087,050	(1.30)	1,087,050
Profit (Loss) diluted per share (PN)	7.31	279,941	10.48	265,437	(1.30)	265,437
Continued Operation
Profit (Loss) basic per share (ON)	5.37	1,087,050	9.60	1,087,050	1.02	1,087,050
Profit (Loss) basic per share (PN)	5.91	265,437	10.56	265,437	1.02	265,437
Profit (Loss) diluted per share (ON)	4.61	1,288,843	9.51	1,087,050	1.02	1,087,050
Profit (Loss) diluted per share (PN)	5.07	279,941	10.46	265,437	1.02	265,437

(1)       We revised our income statement for the year ended December 31, 2018 as set out in note 3.2.1 to our Consolidated Financial Statements, thus changing the earnings per share calculation.

On March 27, 2020, we released our financial statements for the year ended December 31, 2019 and, on the same date, the call notice for our 60th Annual General Meeting and 178th Extraordinary General Meeting, as well as our management proposals. Due to the COVID-19 pandemic, Provisional Measure No. 931/2020 and CVM Resolution No. 849/20, among other measures, authorized companies to held their annual meetings up to a period of seven months from the end of the fiscal year. Considering the current restrictions on the movement and gathering of people due to COVID-19, our Board of Directors, upon the recommendation of our Executive Board, decided to postpone our Ordinary and Extraordinary General Meetings scheduled for April 30, 2020. We have not determined the new date for holding these meetings, but we expect them to be held no later than July 31, 2020.

Due to the net gain in the year ended December 31, 2018, our dividend declared per share for the periods is presented below on the date declared.

Dividend per Share

	Declared		Paid
	On 12/31/2015		On 6/30/2016
	R$	U.S.$	R$	U.S.$
Common	—	—	—	—
Preferred A	—	—	—	—
Preferred B	—	—	—	—

	Declared		Paid(1)		Declared		Paid
	On 12/31/2016		On 12/19/2017		On 12/31/2017		2018
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	—	—	—		—	—	—	—
Preferred A	2.17825658673	0.66842291	2.38969340156	0.72672609	—	—	—	—
Preferred B	1.63369244005	0.50131718	1.79227005117	0.545044567	—	—	—	—

	Declared		Paid(1)		Declared(2)		Paid
	On 12/31/2018		On 12/19/2019		On 12/31/2019		2020
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.81057158320	0.30094349	0.858825948	0.21137729	1.59085138595	0.39473849	—	—
Preferred A	1.85151809872	0.47787278	1.961741344	0.48283075	2.24782042101	0.55775244	—	—
Preferred B	1.38863857404	0.35840459	1.471306007	0.36212306	1.74993652455	0.43421234	—	—

(1)	Adjusted by the SELIC rate.
(2)	If we record a net profit in an amount sufficient to make dividend payments, as a rule, at least the mandatory dividend is payable to holders of our preferred and common shares. Based on our profit for the year ended December 31, 2019, our mandatory dividend amounts to R$2.5 billion, representing 25% of our adjusted net profit for the period. This dividend is to be approved by our Annual General Meeting, which we have not yet rescheduled or, on an exceptional basis, by our Board of Directors pursuant to the COVID-19 emergency measure provided by Provisional Measure No. 931/20, which is yet to be approved.

*Values shown in U.S.$ are the average of the exchange rates of purchases and sales of the relevant date.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Company

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent outbreak of the novel coronavirus.

Our operations could be adversely affected by epidemics, natural disasters and other catastrophes, such as a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus known as COVID-19 which was first identified in Wuhan, Hubei Province, China. Since then the virus has spread to over 200 countries and territories, including China, the U.S., the European Union, and Brazil and, on March 11, 2020, the World Health Organization confirmed that its spread and severity had escalated to the point of a pandemic. The outbreak of COVID-19 has resulted in authorities around the world implementing numerous measures to try to contain the spread of the virus, such as travel bans and restrictions, curfews, quarantines and shut downs, which has led to increased volatility and declines in financial markets and severe economic downturns in many countries. The response to the COVID-19 outbreak in many Brazilian states has involved declaring periods of quarantine which has resulted in restrictions on opening hours, and in many cases closures, of plants and stores, leading to prolonged closures of workplaces and reduced business activity, which will likely have a material adverse effect on the Brazilian economy.

As a result, GDP may contract this year as the impacts of COVID-19 on the world economy may be significant and lasting, with forecasts of a global recession. The Central Bank predicts a retraction of 3.3% in 2020. Considering the correlation between GDP growth and electric energy consumption, the downward revision of this estimate, or even an eventual recession, indicates potential reduction in energy consumption in some sectors, such as industrial and commercial. In addition, consumers may not be able to pay their bills to distribution companies. Consumer default and decrease in demand may generate cash flow mismatches for distribution companies and lead them to suspend or delay payments to us, which in turn could lead to cash flow mismatches for us.

Our generation revenue comes from businesses carried out on (i) the Regulated Market (including the plants under the quota regime), (ii) the Free Market and (iii) the short-term market, in which the differences between the amounts generated, contracted and consumed are settled. Due to the reduction in economic activity, there may be instances of defaults by our counterparties.

We are also managers of the Itaipu and Proinfa commercialization accounts. If either account becomes negative, we use our own resources to meet the obligations and reestablish the balance of the accounts, which should be compensated through the tariff the following year (with respect to Itaipu) or through revised quotas (with respect to Proinfa). Any material default in any of these accounts could negatively impact our cash flows.

Considering the possible decrease in our revenues, we might be required to record an impairment, particularly in the case of SPEs that sell significant amounts of energy on the Free Market. Other factors that may contribute to us having to record impairments are the increase in certain costs (especially those indexed in foreign currency) and/or possible difficulties with material suppliers.

In addition, as of the date of this annual report, we also expect low liquidity in the energy trading market, which may lead to difficulties for transacting business on favorable terms in this market. Future energy auctions may also be postponed for an indefinite amount of time depending on the determination of the MME.

In the transmission segment, our earnings are derived from tariffs defined by ANEEL (i.e. the RAP), established at the time of the concession auction, with periodic reviews defined in specific regulations. Accordingly, we currently see no indications that the outbreak of COVID-19 will have a significant impact on the revenues of our transmission assets, since these are related to the availability of the assets in the Interconnected System, and not to the flow of energy transmitted. Despite low historical default rates, the current adverse scenarios, magnified by over-contracting by the distribution companies and exchange rate devaluations, may lead to increased defaults in the transmission segment.

In addition, as certain of our transmission projects are in the implementation phase, we might suffer delays in their construction as a result of a complete shutdown or in the re-deployment of construction teams. Restrictions of this nature may also cause us or our contractors to miss milestones on projects and experience operational delays, delay the delivery of electrical infrastructure and other supplies that we source from around the globe, delay the connection of electric service to new customers, prolong the time period necessary to perform maintenance on our infrastructure, and significantly reduce the use of electricity by commercial and industrial customers.

Further, while we have modified certain business and workforce practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events, and conferences) to conform to government restrictions and best practices proposed by government and regulatory authorities, we have a limited number of highly skilled operators for some of our critical power plants and our grid operations centers. Our operations would be disrupted if any of our employees or employees of our business partners were suspected of having COVID-19, which could require quarantine of some or all such employees or closure of our facilities for disinfection. Also, as a result of these measures, our day-to-day administrative activities have been disrupted, including limiting our access to our facilities and certain technology systems and disrupting normal interactions with accounting personnel, external auditors and others involved in the preparation of this annual report. If this pandemic continues, there may also be an impact on our future reports.

Accordingly, it is possible that the generation, transmission and commercialization of electric energy segments, in which we operate, will suffer material negative impacts. We cannot predict the duration of these restrictions or the exact impact that they will have on our business. Therefore, we currently cannot estimate the potential impact to our financial position, results of operations and cash flows.

Additionally, we may need to recognize material actuarial liabilities if the equity in the pension funds that we and our subsidiaries sponsor fluctuates as a result of the decrease in economic activity and its impact on the financial and capital markets.

We cannot predict what policies or actions the Brazilian government may take in the future as a response to the COVID-19 pandemic and how they might affect the economy or our business or financial performance. The overall trend suggests that COVID-19 may affect the electricity industry as a result of lower economic activity.

If we do not remedy the material weakness in our internal controls, the reliability of our financial statements may be materially affected.

Pursuant to SEC regulations, we evaluate through our internal auditors the effectiveness of our controls and procedures, including the effectiveness of our internal controls over financial reporting, aiming to ensure the reliability of the information disclosed to the market and compliance with applicable accounting principles.

We design our internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The internal controls department works in partnership with the managers of our business to identify the processes that are under their responsibility and to implement controls to mitigate risks identified by the risk management department.

During the 2019 certification process, we and our independent auditor conducted independent tests and identified deficiencies in our internal controls, which resulted in four material weaknesses included in our 2019 annual report filed on Form 20-F.

The material weaknesses in internal control over financial reporting existed as of December 31, 2019 related to: (i) lack of an effective control environment and monitoring of controls, which led to: (a) a failure to monitor that control deficiencies were not remediated in a timely manner, (b) a failure to maintain effective controls over the completeness and accuracy of key spreadsheets and system-generated reports used in controls, and (c) a failure to design and maintain controls in response to risks of material misstatement related to business processes in scope; (ii) a failure to design and maintain controls over the period-end financial reporting, which led to: (a) the incompleteness of assets that should be considered for impairment analysis and inaccuracy of impairment calculations, and (b) incomplete and inaccurate accounting for deferred taxes; (iii) a failure to design and maintain controls related to review and approval of ERP transactions that could lead to non-authorized manual journal entries; and (iv) a failure to design and maintain controls related to access granting procedures and segregation of duties.

During the course of 2020, we will attempt to remedy these material weaknesses by hiring a consulting firm to assist in the implementation and evaluation of remedial steps designed by the managers of each respective process. These action plans will be designed based on (i) controls classified as ineffective in the previous year, and (ii) tests carried out by our management. Our internal controls department is responsible for overseeing the implementation of these action plans and reports periodically to the Board of Directors and the Audit and Risks Committee.

If our future efforts are not sufficient to remedy all the inconsistencies identified, we could continue to experience material weaknesses in our internal controls in future periods.

Our operational and consolidated financial results are partially dependent on the results of the SPEs, affiliates and consortia in which we invest.

We conduct our business mainly through our generation and transmission operating subsidiaries. In addition, we and our subsidiaries conduct some of our business through SPEs, which are created specifically to participate in public auctions for enterprises in the generation and transmission segments. Our SPEs are typically structured in partnership with other companies to exploit new energy sources and transmission lines. Also, we have an equity interest in 25 affiliates that explore generation, transmission and distribution activities. Therefore, our ability to meet our financial obligations is related, in part, to the cash flow generated by and earnings of our subsidiaries, affiliates and SPEs and the distribution or other transfers of earnings to us in the form of dividends, loans or other advances and payments.

As we generally do not control the SPEs and their affiliates, accounting for them under the equity method of accounting, their practices may not be fully aligned with ours. Since the SPEs are not government-controlled, they are not required to follow operational and financial processes applicable to government-controlled entities.

Additionally, as the SPEs and the affiliates are separate legal entities, any right we may have to receive assets of any SPE or other payments upon their liquidation or reorganization will be effectively subordinated to the claims of the creditors of that SPE (including tax authorities and trade creditors).

In order to standardize the management and monitoring of the financial and operational performance of the SPEs, we have instituted internal controls and established a specific department dedicated to the management of participations in the SPEs, with the aim of improving the flow of information and management. The guidelines and the applied principles are set out in the SPEs Manual (Manual de SPEs) approved by our Board of Directors.

Due to the high level of financial leverage of our subsidiaries and the difficulties in obtaining financing mainly as a result of our reduced cash flow following the implementation of Law No. 12,783/13, our prior and current Business and Management Plan (Plano Diretor de Negócios e Gestão) 2020-2024 contemplated the sale of our shares in certain SPEs, in order to reduce our consolidated indebtedness and increase our cash flows. In order to facilitate the sale of these SPEs, we transferred the ownership of these SPEs from our subsidiaries to our holding company. We do not have the control of the management of the SPE, which may lead to operational issues. We created a specific working group to oversee the sale of these SPEs. On September 27, 2018, we sold 26 of the 71 auctioned SPEs, with a spread of 2% over the minimum price. As of the date of this annual report, we have already received R$1,330 million related to sale of 26 SPEs. Of the remaining 45 SPEs from the January 2018 auction, 39 of them, with a book value of R$1.5 billion (as of December 31, 2019), were put up for sale through the Competitive Sale Procedure (Procedimento Competitivo de Alienação) No. 01/2019, supported by Decree 9,188/17, grouped into six lots, five relating to wind power generation and one to transmission. On July 30, 2019, we commenced the sales process and received offers from bidders on October 31, 2019. As of the date of this annual report, we have completed the negotiation phase and are awaiting the receive the fairness opinions. Although there is a possibility of retaining the value of 5% of the firm economic proposal, the COVID-19 pandemic may cause the companies that offered the bid to review their cash position and their strategic positioning in the market, possibly requesting postponement of terms or even the cancellation of the purchase transaction.

We cannot assure investors that these sales will not be contested by third parties such as the TCU or the CGU. Similarly, although we rely on the support of external advisors, we cannot ensure that the sale of the remaining SPEs will be successful, and sale prices may be lower than we expect. Further, as a result of auctioning the SPEs, we incurred a loss of R$553 million for the year ended December 31, 2018, resulting from the difference between the book value and the sale value (based on the auction price) of certain SPEs that were classified as held for sale. If any of these risks materialize, it may have a material effect on our results of operations and financial position. Additionally, with the sale of the foregoing assets, we cannot guarantee that we will maintain our current market share in generation and transmission in Brazil.

Given the need to make the electricity generation and transmission projects viable, we, as a state-owned company, are the guarantor of several projects structured as SPEs. If the loans related to such projects are not paid, we may suffer material adverse financial impacts and our results of operations may be adversely affected.

Over the past several years, we have acted as guarantor in respect of several SPE projects in which our subsidiaries were minority shareholders in order to support the construction of electricity generation and transmission projects. As of December 31, 2019, the value of these guarantees was R$30.6 billion. Among the SPEs to which we currently provide guarantees are: Norte Energia; Santo Antônio; Teles Pires; BMTE; São Manoel; Jirau; and others. If the loans related to these projects are not paid, we may suffer material adverse financial impacts and our results of operations may be adversely affected.

If any of the SPEs default on their obligations, the guarantees we provided may be called upon, impacting our financial position. Even if a default occurs with only one lender, it may trigger cross default clauses in the financing contracts of other SPEs, which could lead to other creditors requesting the acceleration of the debts with us, which would impact the enforcement of the guarantees provided by us and could negatively impact our financial condition.

There are certain risks associated with the sale of our six distribution subsidiaries located in the North and Northeast region of Brazil.

Through auctions on the B3 during 2018, we auctioned our participations in (i) Cepisa and Ceal to Equatorial Energia, (ii) Eletroacre and Ceron to Energisa S.A., and (iii) Boa Vista Energia and Amazonas D to the Oliveira Energia & Atem Consortium. Various labor unions initiated proceedings to stop the sales of certain of the distribution companies prior to their auctions, and we cannot ensure that similar entities will not bring further legal actions against us, the distribution companies or the purchasers in the future.

In connection with the sale of our distribution companies, we agreed to assume debt owed by the distribution companies to Petróleo Brasileiro S.A. — Petrobras (“Petrobras”) and certain of its subsidiaries, including Amazonas D (R$10.5 billion), Ceron (R$2.1 billion), Boa Vista Energia (R$0.3 billion) and Eletroacre (R$0.3 billion). We also agreed to pledge certain receivables to Petrobras as security for the debt and to assume R$0.9 billion debt of Amazonas D owed to Cigás. Currently, there are ongoing discussions with Cigás in relation to this matter aiming at formalizing such settlement.

In exchange for the assumption of the debt, we are due to receive certain credits from the CCC Account. However, the receipt of these credits is uncertain because they are credits subject to ANEEL’s approval and, to date, the amount of credits recognized by ANEEL is lower than those granted by the distribution companies.

For a further discussion, see “—Risks Relating to our Company—We may not receive the full value of receivables from the CCC Account transferred during the sale process of our distribution companies.”

In addition, the distribution companies we sold in the auction process owe us R$6.4 billion as of December 31, 2019. We cannot ensure that we will receive those amounts, even if we take legal action to enforce our rights, as it would depend on the credit worthiness of each distribution company.

We may not receive the full value of receivables from the CCC Account transferred during the sale process of our distribution companies.

At our 170th Extraordinary Shareholders’ Meeting held on February 8, 2018, we ratified the decision to sell our distribution companies and approved the capitalization of these companies, in accordance with the CPPI’s guidelines. Our shareholders also approved an amount of R$8.5 billion of receivables, which were assumed from the distribution companies’ balance sheets, considering adjustments through June 30, 2017. As these receivables relate to the CCC Account, they have been the subject of discussions with ANEEL.

Currently, ANEEL is examining the distribution companies regarding the credits they hold in respect of the CCC Account for the period from July 2009 to June 2016 (first round inspection) in order to identify any asset or liability pursuant to Resolution No. 427/11. ANEEL has already prepared a technical note on the review process for Amazonas D; Eletroacre; Ceron; and Boa Vista Energia. This technical note questioned the amounts paid by the CCC Account to these companies and the method of processing and composition of the total generation costs to be reimbursed to these companies. We, as managers of the CCC Account during the monitoring period, together with the distribution companies, challenged the decision issued by ANEEL and the criteria they applied. See note 11 to our Consolidated Financial Statements for a further description of the receivables from the CCC Account.

On March 7, 2018, the technical notes of ANEEL noted a credit of R$163 million in favor of Eletroacre, and a credit of R$1.6 billion in favor of Ceron, as of December 31, 2017. On April 16, 2018, ANEEL issued technical note No. 65/18 establishing that the final amount to be reimbursed to Boa Vista after the review is R$69.6 million (as adjusted to December 31, 2017). ANEEL also affirmed that, due to the “inefficiency” cost of Boa Vista’s fuel, the Brazilian National Treasury should pay Boa Vista R$20 million, subject to adjustment.

ANEEL has not yet disclosed new technical notes on the first inspection period for Boa Vista Energia. As for Ceron, on August 20, 2019, ANEEL issued a technical note No. 134/2019 for the first inspection period, incorporating some of the distributor’s and our requests and increasing the total amount to be paid to us, which is now R$1,904 million, adjusted by the IPCA index for July 2019. With respect to the first inspection period of CCC refunds to Eletroacre, ANEEL issued technical note No. 149/2019 on September 3, 2019. This technical note converted the amount to be paid into R$191.6 million, adjusted by the IPCA index for July 2019.

At the meeting held on March 10, 2020, ANEEL’s Board of Directors decided to complete the process of inspecting refunds from the CCC Account to Eletroacre and Ceron, both in respect of the first inspection period. ANEEL acknowledged that Ceron is due to receive R$1.9 billion as of July 2019 from the from CCC Account. Eletroacre is due to receive R$192 million as of July 2019 from the CCC Account. These amounts deliberated by ANEEL are the same as those mentioned in Technical Notes No. 134/2019 and No. 149/2019, regarding the first period of the CCC Account inspection process reimbursed to Ceron and Eletroacre, respectively. The regulatory agency has not yet issued technical notes on the second inspection period for Ceron and Eletroacre.

On March 19, 2019, ANEEL concluded its process of inspection and processing of the benefits reimbursed by the CCC Account to Amazonas D, for the period between July 30, 2009 and June 30, 2016, partially complying with the litigation and administrative processes filed by us and Amazonas D. Pursuant to ANEEL’s technical note No. 60/2019-SFF-SFG-SRG/ANEEL, as of April 18, 2019, the CCC Account owed Amazonas D R$1,621.9 million. These credits were transferred by Amazonas D to us during the privatization. Additionally, ANEEL will determine the value of the “fuel inefficiency” with the Ministry of Economy that was calculated to be R$1,357.8 million (historical cost) between July 2009 to April 2016 (already accounted for), to be paid by the Brazilian National Treasury. Even though Provisional Measure No. 855/18 and Provisional Measure No. 879/19 have not been converted into law, we understand that Laws No. 13,299/2016 and No. 13,360/2016 maintain Amazonas D and Boa Vista’s rights to receive the “inefficiency” rates from the Brazilian National Treasury for the period from July 2009 to April 2016.

In addition, Bill No. 5,877/2019, which discusses the proposal for our privatization, recognizes our right to use the “fuel inefficiency” values to offset the payment amount of any new power generation concessions granted to our companies in the process of not taxing our plants. For more information on the risks involving this matter, see “—Risks Relating to our Company—We are controlled by the Brazilian Government, the policies and priorities of which directly affect our operations and may conflict with the interests of our investors.”

There has been no decision on how the amount of the “fuel inefficiency” may be adjusted. However, if it is adjusted by the SELIC rate, as is typical, the adjusted amount would be R$2,394.2 million (adjusted to December 2019) for Amazonas D and R$40.1 million (as of December 31, 2019) for Boa Vista, for the period from July 2009 to April 30, 2016. In our financial statements for the year ended December 31, 2019, we considered the adjustment by the SELIC rate as a credit to be paid by the Brazilian Government.

Regarding the second period of inspection of reimbursements from the CCC Account to Amazonas D (from July 2016 to April 2017), ANEEL decided, at a Board Meeting held on March 10, 2020, to return the amount of R$2.1 billion (as of March 2019) to the CCC Fund. Accordingly, Amazonas D has finalized its entire inspection process, as ANEEL’s Board of Directors had already deliberated, on March 19, 2019, the result of the first inspection period of reimbursements from the CCC Account to Amazonas D, with the company being entitled to receive the amount of R$1.6 billion (as of September 2018).

As of December 31, 2019, we recorded R$9.1 billion as refunding rights in respect of credits from the CCC and CDE Accounts acquired through the sale of the distribution companies. However, due to the inspections and partial results, we recorded provisions of R$3.7 billion associated with these credits, resulting in a net value of R$5.4 billion. Of this amount, R$2.4 billion are credits related to “fuel inefficiency” adjusted by the SELIC rate and should be paid by the Brazilian National Treasury or offset by granting values that we have to pay to the Brazilian National Treasury. The remaining balance should be paid by the CCC Account; however, we cannot predict the timing of payments since these refunds are dependent on ANEEL’s discretionary approval. While management has recorded its best estimate, the conclusion of the discussions with ANEEL regarding the credits from the CCC Account is crucial for the provision of an amount to be received by us and our subsidiaries from the CCC Account.

In view of the above, considering that we are still discussing the credits of the CCC Account with ANEEL, we may receive an amount that is lower than the one we originally assumed. In addition, the amount related to “fuel inefficiency” depends on the budget forecast of the Brazilian Government to be paid or compensated with granting bonuses, which has not yet occurred.

We are exposed to mismanagement claims for managing certain sectorial funds and programs.

We were responsible for the management of the financing agreements granted with funds from the RGR Fund until May 2017 and the CDE and the CCC Accounts until April 2017, when the management of both was transferred to the CCEE. However, we will remain responsible for managing the financing arrangements entered into prior to November 17, 2016 under article 28 of Decree No. 9,022/17, and to reimburse the RGR Fund for funds received as amortization payments, interest payments and reserve rate credit.

Due to ANEEL’s inspections, we are liable for the recovery of debt and resources of the RGR Fund pursuant to article 21-A of Law No. 12,783/13, of R$1.6 billion as of December 30, 2019.

We are also the managers of certain governmental programs: Luz para Todos, Proinfa, Procel and, more recently, Mais Luz para a Amazônia, introduced by Decree No. 10,221/2020 and MME Ordinance No. 86/2020. These programs are subject to the regulations of ANEEL and the MME and are subject to the supervisory bodies.

Proinfa, incorporated by Article 3 of Law No. 10,438/02, and regulated by Decree No. 5,025, dated March 30, 2004, was developed to increase the participation of electric power generated by Independent and Autonomous Producers (Produtor Independente Autônomo) - PIA from sources such as wind, small hydroelectric power plants and biomass in the Interconnected Power System. Pursuant to Article 13 of Decree No. 5,025/2004, Proinfa’s costs and generated power will be apportioned in a manner that does not treat us unfairly. If funds in the Proinfa account are insufficient to cover the program’s costs, we will review Proinfa’s annual plan and forward it to ANEEL to reestablish the quotas.

As managers of the CCC Account until April 2017, we questioned how the amounts were calculated and the methodology applied by ANEEL. Additionally, the CDE sectoral fund commenced an inspection process related to the reimbursement of coal for the period from January 2011 to April 2017. We were the manager of this fund. Accordingly, we may be liable for possible failures in the management of the CCC Account or the CDE Account, as well as other sectorial funds, in which could negatively impact our financial condition and reputation.

On July 20, 2018, ANEEL initiated the process of inspection and reprocessing of the benefits paid by the CDE Account, for the period from January 2011 to April 2017, when we were the manager of the sectorial fund. Three companies benefiting from the coal refund were subject to inspection: Copel, Engie and CGTEE, the latter being one of our companies. The regulatory agency also investigated the coal stock at April 30, 2017.

On January 23, 2020, ANEEL issued technical note No. 05/2020 with the preliminary result of the inspection of the coal costs reimbursed to CGTEE, determining the amount of R$118.9 million to be returned by CGTEE to the sectorial fund. CGTEE and we, as former manager of the sectorial fund have the right to comment on the methodology, information and results determined by ANEEL. In the case of CGTEE, almost the entire difference between the amount reimbursed by the sectorial fund and the amount set out by ANEEL as part of the inspection relates to the treatment given by ANEEL to the Candiota III Plant.

The amount of any payments to be received following the renewal of our transmission concessions may not be sufficient to cover our investments in these concessions. Further, we cannot estimate when and on what terms we will receive indemnity payments for our generation concessions nor if the amount will be sufficient to cover our investments in these concessions.

By agreeing to the renewal of our generation and transmission concessions, which were due to expire between 2015 and 2017, we agreed to receive certain payments as compensation for the unamortized undepreciated portion of our assets that relate to the renewed concessions. Based on the provisions of Law No.12,783/13, we have filed claims with ANEEL for our renewed transmission concessions, the RBSE assets and the RBNI assets. The indemnification relating to the RBNI assets was paid in installments between 2013 and 2015 (at the book value of approximately R$8.1 billion as of December 31, 2012). Between 2015 and 2016, ANEEL reviewed the appraisal reports and approved the indemnity payment in respect of the RBSE’s assets at the book value of approximately R$17.6 billion as of December 31, 2012.

MME Ordinance No. 120/16 established the conditions for receipt of this unamortized and/or undepreciated remuneration related to the RBSE assets. According to ANEEL, the order stipulates that the cost of capital of the concessionaires referring to these assets will be included in the respective RAP, as of July 1, 2017, with two components:

1.	The Economic Component: the cost of capital of assets with a residual useful life on July 1, 2017, to be received for the remaining term of the assets’ useful life; and

2.	The Financial Component: the cost of capital not incorporated from January 1, 2013 to June 30, 2017, updated and remunerated by the cost of equity, to be received within eight tariff cycles, each cycle commencing on July 1 of one year and ending on June 30 of the following year.

Certain associations of energy consumers have argued that these adjustments should not be passed on to consumers. On April 10, 2017, ANEEL partially adjusted the position of these associations as a result of a preliminary judicial injunction and reduced the additional RAP accordingly. As of the date of this annual report, ANEEL is contesting the preliminary injunction. Since November 2019, the Brazilian courts have been rendering decisions in order to dismiss the legal proceedings that discuss RBSE and revoke the majority of injunctions that were previously granted. As a consequence, the transmission companies will receive full payment of the due amount, including the remuneration. It should be noted that these legal proceedings are subject to a mandatory double degree of jurisdiction (duplo grau de jurisdição obrigatório), and the appeals were received only with devolutive effect (efeito devolutivo). For this reason, the Brazilian Association of Electric Power Transmission Companies (Associação Brasileira das Empresas de Transmissão de Energia Elétrica, “ABRATE”) is leading discussions with ANEEL so that transmission companies should receive the amounts starting from the tariff review of July 2021.

Pursuant to Resolution No. 2,258, of June 27, 2017 ANEEL provided an additional RAP for the 2017/2018 cycle of approximately R$6.8 billion, related to RBSE, of which R$3.2 billion is the financial component and R$3.6 billion is the economic component. Therefore, in that cycle, the decision would reduce the additional RAP to be received by our subsidiaries by 13.4%.

In relation to the 2018/2019 cycle, ANEEL identified issues that require further analysis and remain undetermined. Accordingly, ANEEL published Resolution No. 2,408, of June 28, 2018, that postponed the revision of the tariff to June 2019 and established a provisional RAP, with retroactive effect to June 2018 and compensation in equal installments until the next tariff review. The provisional tariff establishes that: (i) for the RBSE economic component, the relevant criteria will be depreciation, demobilization, monetary adjustment and amortization of the income; and (ii) for the other components (such as the financial component), the criteria will only be the monetary adjustment.

During the 2019/2020 cycle, ANEEL decided to again delay the final tariff revision for the extended transmission concession agreements, pursuant to Law No. 12,783/13.

In April 2020, ANEEL initiated public consultations in order to consolidate the final values from the tariff review of the transmission companies, with retroactive effect to 2018. The initial revised RAP proposal for our companies is R$9,763 million, which corresponds to an increase of 4.15% as a result of the June 2018 tariff cycle review. The retroactive amount corresponding to the period of provisional revenues for our companies is R$1,089 million, and will be diluted over the next three cycles of the tariff review (approximately R$363 million per year) and will increase revenues from July 2020 to June 2023. These amounts are preliminary and ANEEL could adjust them retroactively as ANEEL expenses the regulatory remuneration base of companies.

In light of the COVID-19 pandemic, ANEEL prepared short and medium term proposals for all segments of the electricity sector, contained in Technical Note No. 01/2020-GMSE/ANEEL. For the Transmission segment, the main measures proposed by ANEEL in Technical Note No. 42/2020-SRT/SGT/ANEEL consist of the acceleration of the adjustment portion of the 2019-2020 cycle in the amount of R$485 million in respect of all transmission companies, including our share of R$210 million. This amount corresponds to a collection surplus from the transmission companies and would be returned in twelve installments by July 2020. ANEEL’s proposal is to accelerate these payments in April, May and June 2020. This will impact our cash flows, but will not otherwise affect our financial position. In this way, ANEEL seeks to provide immediate financial relief to distribution companies and mitigate default risks in the sector. The matter was approved at a board meeting and the decision was published through Order No. 1,106/20.

Certain of our subsidiaries petitioned ANEEL for an additional generation indemnity payment of approximately R$6.0 billion in accordance with Decree No. 7,850/2012 and Normative Resolution ANEEL No. 596/2013. However, ANEEL has not yet calculated the indemnification payments and may not recognize the value claimed.

As part of ANEEL’s regulatory agenda for 2018-2019, in January 2019 ANEEL commenced Public Hearing No. 03/19 regarding the revision of Normative Resolution No. 596/13, to define the regulation on how to calculate the remaining value of the indemnification for generation assets related to concessions renewed in accordance with Law No. 12,783/13. ANEEL has not confirmed what amounts, if any, will be paid. Currently, the regulation sets forth that the indemnity, when determined and if paid through the tariff, should be discounted from the amount of investments (GAG Melhoria) which is part of the tariff charged to consumers (Annual Generation Revenue (Receita Anual de Geração, “RAG”) of the specific hydroelectric plants. Although Public Hearing No. 03/19 has not been concluded yet, a technical note has already been made available in the process (technical note 96/2019-SRG-SFF-SCG / ANEEL, dated December 31, 2019), which did not accept any contribution from us in respect of what was being discussed. If the understanding of the note prevails, our companies would not receive the indemnity, which, having a lower value when compared to the total amount of GAG Melhoria, would be fully deducted from it.

The accounting practice applied in relation to GAG Melhoria may be revised whenever new facts and/or new estimates of associated expenses and/or revenues arise. We have been receiving GAG Melhoria, but the amount received may not be sufficient for all new investments that are necessary to maintain regulatory levels of services throughout the concession period. As GAG Melhoria is a portion of RAG, established to provide resources for improvements in assets in order to maintain regulated levels of service. RAG will be subject to review every five years, and a change in the calculation methodology could reduce the amount of the GAG Melhoria.

As an effort to analyze and mitigate the effects of COVID-19 for the electricity sector, ANEEL elaborated Technical Note No. 01/2020-GMSE/ANEEL, which proposes several measures, such as the use of sectoral funds and the renegotiation of regulated contracts. Among those measures, it indicates the possibility of postponing the payment of the GAG Melhoria in respect of generation companies (such as us), that had their concession agreements amended in accordance with Law No. 12,783/13, preserving the portion that agents may already have allocated to obligations related to improvements. The Technical Note sets out that the GAG Melhoria would be reevaluated in the future and be adjusted with those generation companies, in accordance with the principles defined in the Technical Note.

In addition, Bill No. 5,877/2019, which relates to our proposed privatization, contemplates the de-entitlement (descotização) of our plants extended by Law No. 12,783/13. If de-entitlement (descotização) occurs, the commercialization regime for these concessions will be changed to independent production (produção independente) and we will lose our entitlement to receive the GAG Melhoria. In 2017, we received no payments related to GAG Melhoria. In 2018 and 2019, we received R$0.5 billion and R$1 billion in payments related to GAG Melhoria.

Under the current rules for the tariff review for generation and transmission concessions, we might not receive the full amount to compensate us for costs incurred in the operation and maintenance of these concessions and any expenses in relation to these assets.

In Brazil, the regulatory model for transmission companies is based on the price/revenue cap model. Under this model, ANEEL establishes the revenues to be charged by the companies, which must consider any reasonable costs of capital, operation and maintenance. Transmission companies use these regulatory mechanisms to revise the tariff review that occurs every five years, and the annual tariff readjustment, which is a monetary adjustment of the tariffs charged. These mechanisms depend on the concession agreement of each company. At the time of the tariff review, ANEEL’s goal is to recalculate the costs for the efficient operation and maintenance of the system managed by the transmission company.

ANEEL is also responsible for determining the revenues to be charged by the generation companies with concession agreements in accordance with Law No. 12,783/13. The RAG is the amount that the generation companies are entitled to receive as consideration for supplying energy produced at hydroelectric plants.

Resolution No. 818/18 established the methodology for the periodic revision of the RAG based on a level of investments needed to ensure the provision of an adequate service (GAG Melhoria). The RAG is monetarily readjusted annually and reviewed every five years and includes an annual monetary readjustment.

For transmission companies, the extended concession contracts provide for a tariff review for the 2018/2019 cycle. On July 31, 2017, ANEEL started the first phase of Public Hearing No. 41/17 to receive comments and suggestions related to the periodic review of the RAP for transmission assets, specifically regarding the rules for the BRR and other income. On September 26, 2017, ANEEL commenced the second phase of this public hearing to receive comments and suggestions related to the rules regarding the Operating Costs (Custos Operacionais) and the Weighted Average Cost of Capital (Custo Médio Ponderado de Capital, “WACC”). On August 15, 2018, ANEEL started the third phase of Public Hearing No. 41/2017 to obtain subsidies to improve the regulatory proposal for the periodic review of the RAPs of transmission facilities, regarding the issues of operating costs and investments in small improvements.

On April 7, 2020, ANEEL completed the analysis of contributions sent during the third phase of Public Hearing No. 41/2017, approved the final figures for operational costs considering a gradual transition mechanism for the new costs and defined the investments foreseen for small improvements. In April 2020, ANEEL initiated public consultations in order to consolidate the final values from the tariff review of the transmission companies, with retroactive effect to 2018. The initial revised RAP proposal for our companies is R$9,763 million, which corresponds to an increase of 4.15% as a result of the June 2018 tariff cycle review. The retroactive amount corresponding to the period of provisional revenues for our companies is R$1,089 million, and will be diluted over the next three cycles of the tariff review (approximately R$363 million per year) and will increase revenues from July 2020 to June 2023. These amounts are preliminary and ANEEL could adjust them retroactively as ANEEL expenses the regulatory remuneration base of companies.

The concession agreements that may be affected in respect of the operational costs as a result of Public Hearing No. 41/2017 are the concessions extended according to the terms of MP No. 579/2019 (Law No. 12.783/2013), namely the following agreements: Chesf - CC No. 061/2001, Furnas - CC No. 062/2001, Eletrosul - CC No. 057/2001 and Eletronorte - CC No. 058/2001.

In March 2019, ANEEL commenced Public Hearing No. 09/19 to discuss a revision of the WACC, which continued under Public Hearing No. 26/19 and culminated in the publication of Resolution No. 874/2020, that established the new WACC for revenues from (i) our transmission assets, hydroelectric plants subject to the physical guarantee and power quota regime (Law No. 12,783/13), and (ii) Eletronuclear. In March 2020, as a result of Public Hearing No. 09/2019 and Public Consultation No. 26/2019, ANEEL approved the new WACC as 7.66% for 2018 and 7.39% for 2019.

Depending on ANEEL’s decision on the review of the tariffs to be charged by our generation and transmission companies, we may not be adequately compensated for the costs and expenses of our investments in our generation and transmission assets, which could negatively impact our financial condition and results of operations.

There are no guarantees that our existing concession contracts will be renewed and, if so, on what terms.

We carry out our transmission and certain generation activities pursuant to concession agreements entered into with the Brazilian Government through ANEEL. The Brazilian Government may renew any existing transmission concessions that were not renewed pursuant to Law No. 12,783/13 or Law No. 13,182/15, for an additional period of 30 years without the need to carry out a new public bidding process.

Pursuant to articles 1, 2 and 5 of Law No. 12,783/13, the concessions of hydroelectric power generation granted pursuant to article 19 of Law No. 9,074 of July 7, 1995, the concessions for thermal generation and the concessions and authorizations for the use of hydroelectric plants with a potential greater than 5,000 kW (five thousand kilowatts) and less than or equal to 50,000 kW (fifty thousand kilowatts), may be extended, provided that the concession has not been extended and remains in effect at the time of publication of the law. The extension depends on the criteria of the granting authority and the specific framework established by the law.

Hydropower concessions granted between February 14, 1995 and December 11, 2003, may be renewed for up to 20 years pursuant to article 4, second paragraph, of Law No. 9,074/1995. There is currently no legal basis for renewal of other concessions. Should the Brazilian Government decide to renew the concessions, it may offer to do so on less favorable terms, which we may or may not accept.

There is currently no other legal provision regarding the extension of hydroelectric concessions except in the event of a privatization, where a new concession or an extension of an existing concession may be granted, as provided in article 27 of Law No. 9,074/15.

In relation to our generation assets, if the concession for our Tucuruí plant is renewed under the terms of Law No. 12,783/13 (considering the quota allocation system), our income from the Tucuruí plant will decrease significantly, affecting our results of operations. Eletronorte expressed to ANEEL its interest in extending the Tucuruí hydroelectric power plant concession, subject to the terms of an extension. The renewal of the Tucuruí concession will depend on the interest of the granting authority and the contractual conditions disclosed by the granting authority.

The Authorization for Permanent Operation (“AOI”) of Angra I expires in September 2024. The AOI of Angra II expires in June 2041. In order to prevent the expiration of the Angra I AOI, Eletronuclear presented an initial request for Long Term Operation of Angra I to CNEN in October 2019 in order to extend operations.

Other generation assets like wind and thermal plants are subject to authorization. There is currently no legal or regulatory provision that entitles these assets to obtain an extension.

We cannot assure that our concessions will be renewed on similar terms or at all. Given the Brazilian Government’s discretion in relation to the renewal of concessions, we may face competition during the renewal process. Consequently, we cannot assure you that we will maintain our concessions.

We cannot predict on what terms the Itaipu Treaty will be revised.

The Itaipu Treaty, entered into between the Governments of Brazil and Paraguay, regulates the activities of Itaipu. Annex C of the Itaipu Treaty, which regulates the financial arrangement of the plant, will be revised in 2023.

Paraguay has signaled its intention to propose changes to the Itaipu Treaty, which could happen at the same time as the Annex C revision.

The treaty provides that both countries have priority in purchasing the portion of energy produced and not consumed by the other party. Also defined in the treaty are the payment of royalties, the payment of capital income, the cost of energy produced and the conditions for the transfer of energy.

We are now responsible for the commercialization of the portion of energy produced that belongs to Brazil, as well as of the surpluses ceded by Paraguay. However, we cannot say on what terms the treaty will be renegotiated by the two governments and there is no certainty as to the terms of the sale of energy for the Brazilian market.

Every five years the physical guarantees for our hydroelectric plants can be revalued and we may incur additional costs having to purchase energy to comply with existing agreements.

Decree No. 2,655/98 establishes that the physical guarantees in place for hydroelectric plants must be revised every five years. Any potential reduction in the value of the physical guarantee is limited to 10% of the original amount of the concession agreement. In addition, at each review, the reduction of the physical guarantee of the plant may not exceed 5% in relation to the previous review.

MME Ordinance No. 178/17 specifies the revised amounts for physical guarantees in effect as from 2018. Based on these revised amounts, the physical guarantee for our plants decreased in average by 4% in relation to the original amount of the plants’ physical guarantee, including our plants in respect of which the concessions were renewed pursuant to Law No. 12,783/13, Itaipu and some of our SPEs. As there are further revision cycles, the amounts attributable to our physical guarantees may be reduced in the future.

With respect to some of our plants, there was no recalculation of their physical guarantees as part of this ordinary review. However, a recalculation of the physical guarantees of these plants could occur in the next review cycle.

The reduction of the physical guarantee for those plants could impact our revenues and expenses due to the need to purchase energy to comply with sale and purchase agreements already in effect. Although there is a smaller risk with plants that are governed by the quota allocation system, we cannot assure you that a reduction of the physical guarantee would not adversely impact our revenues and expenses in respect of the quota allocation system.

There is a possibility of a reduction of the physical guarantee of the plants in respect of which the concessions were renewed pursuant to Law No. 12,783/13 and Itaipu, in values above the limits established by Decree No. 2,655/98, in accordance with the recommendations of the Public Consultation Closing Report of the Ministry of Mines and Energy No. 36 from 2017 (Relatório de Fechamento da Consulta Pública do Ministério de Minas e Energia – MME). In addition, the final recommendation of the Energy Industry Monitoring Committee (Comitê de Monitoramento do Setor Elétrico, “CMSE”) regarding the discussions on Itaipu’s physical guarantee will be coordinated in the future during the negotiations for the revision of ANNEX C of the Itaipu Treaty and during the discussions of physical guarantees of plants renewed by Law No. 12,783/13 in the de-entitlement (descotização) process.

MME Ordinance No. 124/2019 established a working group to coordinate the development of studies to support the process of revising Annex C to the Itaipu Treaty. Additionally, Bill No. 5,877/2019, which relates to our proposed privatization, currently under discussion in the Brazilian Congress (Câmara dos Deputados), contemplates de-entitlement (descotização) of our plants renewed by Law No. 12,783/13. In this case, new concession contracts would be signed for a new period of 30 years, under an independent power generation regime, with the possibility of revising the physical guarantee of these plants, without the limitation set out in Decree No. 2,655/98. We cannot assure whether this process of de-entitlement would cause an adverse revision of the physical guarantee and thus, negatively impact our financial condition and results of operations.

We are controlled by the Brazilian Government, the policies and priorities of which directly affect our operations and may conflict with the interests of our investors.

The Brazilian Government, as our controlling shareholder, exercises substantial influence on the strategy of our business.  The Brazilian Government also has the power to appoint eight out of the eleven members of our Board of Directors and, through them, influence the choice of a majority of the executive officers responsible for our day-to-day management. Additionally, it currently holds the majority of our voting shares. Consequently, the Brazilian Government has the majority of votes at our shareholders’ meetings, which empowers it to approve most matters prescribed by law, including the following: (i) the partial or total sale of the shares of our subsidiaries and affiliates; (ii) increase our capital stock (which could dilute the Brazilian Government’s interest); (iii) determine our dividend distribution policy, as long as it complies with the minimum dividend distribution regulated by law; (iv) issuances of securities in the domestic market and internationally; (v) corporate spin-offs and mergers; (vi) swaps of our shares or other securities; and (vii) the redemption of different classes of our shares, independent from approval by holders of the shares and classes that are subject to redemption.

Our operations impact the commercial, industrial and social development policies promoted by the Brazilian Government, and the Brazilian Government may, subject to certain limitations, pursue certain of its macroeconomic and social objectives through us. Therefore, we may, subject to legal and by-laws limitations, engage in activities that give preference to the objectives of the Brazilian Government rather than to our own economic and business objectives, which may incur costs or engage in transactions that may not necessarily meet the interest of our other investors.

On November 5, 2019, the Brazilian Government sent a new bill to the Brazilian Congress (PL No. 5,877/2019), maintaining the privatization format previously presented to the Brazilian Congress by increasing the share capital with a waiver of subscription rights by the government, which would lead to the dilution of its stake in us. The bill is still under discussion by the Brazilian Congress and may also pass through the scrutiny of external control entities. We cannot assure you that privatization will continue as described and we have no control over the timeline of such approval.

The bill for our privatization provides that the Itaipu and Eletronuclear government programs must be segregated from us and, depending on the segregation model, we may lose revenues from these assets and about 8,990 MW, equivalent to 5% of our installed capacity, and may result in events of default under various financing arrangements with our creditors. The bill, if approved, also establishes that we will have to assume certain obligations in the amount of approximately R$3.5 billion in respect to the area surrounding São Francisco river. However, these obligations may be amended by the Brazilian Congress.

The bill presumes the process of de-entitlement (descotização) of our plants that were renewed pursuant to Law No. 12,783/13 and our subsidiaries will pay new grants to the Brazilian Government to change these plants’ contracting regime and enter into new contracts with independent power generators, for a period of 30 years, and the amount will be calculated by CNPE and should be equivalent to two thirds of the value added of economic benefit with the change in the concession regime. In addition, one third of the value added will be paid annually to the CDE Account, in twelve installments. These plants may have their physical guarantees reviewed by the Brazilian Government, together with EPE and ANEEL, as well as the assumption of hydrological risk under Law No. 13,203, of December 8, 2015.

We cannot predict the financial and operational consequences of the proposed capital dilution. We also cannot guarantee that the terms to be presented for renewal will be attractive for us, or that our Board of Directors will accept such terms. Additionally, our privatization could distract our management and result in less government support for us.  Certain groups could challenge the proposal, which could lead to time consuming political and legal issues for us.  It could also increase our debt costs (due to the possibility that the Brazilian Government would control less than 50% of our common shares) and could constitute an event of default under our loans, which, if not waived, could allow certain of our creditors to accelerate the debt.  In addition, any change of control may require the approval of the NYSE for our ADSs to remain listed on the NYSE.  Under our outstanding bonds, we are required to make an offer to purchase the bonds at a price equal to 101% of their principal amount outstanding plus interest accrued and additional amounts if the Issuer ceases to be owned, directly or indirectly, as to at least 51 per cent. of our voting share capital by the Brazilian Government and such change of control results in a rating withdrawal or ratings decline by two or more rating agencies (if the notes are then rated by three rating agencies) or ratings decline by one rating agency (if the notes are then rated by two rating agencies or less), if any such rating decline is in whole or in part in connection with such change of control. We cannot assure you that we will have sufficient financial resources at such time to make the change of control offer under the bonds, which could lead to an acceleration of the bonds, which in turn could trigger cross-default clauses under our outstanding loans.  In addition, depending on the model chosen, we cannot assure you that there will be no dilution of the participation of minority shareholders that do not fully comply with any capital increase.

We may not be able to maintain our market share unless we make a change to our capital structure.

For the year ended December 31, 2019, we invested R$3.2 billion in capital expenditures for expansion, modernization, research, infrastructure and environmental projects. For 2020, our budget includes R$5.3 billion. However, we may have to review the planned investments set out in our business plans as a result of the economic uncertainties and impacts on the financial markets caused by the current pandemic and the suspension of auctions. To maintain our current market share (as of December 31, 2019) of 30.1% in the generation segment and 45.3% in the transmission segment we will need to undertake additional investments in capital expenditures. As we and our principal shareholder, the Brazilian Government, may not have resources available to make additional capital expenditures, the Brazilian Government is considering the alternatives described in “—We are controlled by the Brazilian Government, the policies and priorities of which directly affect our operations and may conflict with the interests of our investors” that would allow us to raise enough capital to make the requisite investments. However, we cannot assure investors that the Brazilian Congress will approve any changes to our capital structure or business model and, accordingly, we might lose some of our market share in the generation and transmission segments.

We have substantial financial liabilities and are exposed to short-term liquidity constraints, which could make it difficult to obtain financing for our planned investments.

We have substantial financial liabilities and are exposed to short-term liquidity constraints, which could make it difficult to obtain financing for our planned investments, largely due to the reduced operating income of our subsidiaries as a direct result of the early extension of concessions pursuant to Law No. 12,783/13.

In addition, in 2018 with the completion of the privatization process of the distribution companies Boa Vista Energia, Ceron and Eletroacre, we assumed part of their debts with Petrobras and BR Distribuidora, which may bring challenges in terms of refinancing. As of December 31, 2019, the balance of these debts was R$9.6 billion, of which R$8.9 billion was owed to Petrobras and R$627.1 million was owed to BR Distribuidora.

In order to meet our growth objectives, maintain our ability to fund our operations and amortize scheduled debt maturities, we have relied upon, and may continue to rely upon, a combination of cash flows provided by our operations, drawdowns under our credit facilities, our cash and short-term financial investments balance, the proceeds from bond issuances in the capital markets, receipt of indemnifications for the concessions renewed pursuant to Law No. 12,783/13 and the sale of assets.

In February 2020, we launched a tender offer for our outstanding 5.750% notes due 2021 (“2021 Notes”) in conjunction with an offering of 3.625% notes due 2025 in an aggregate principal amount of U.S.$500 million and 4.625% notes due 2030 in an aggregate principal amount of U.S.$750 million. As part of this process, we repurchased U.S.$1,124 million of the 2021 Notes. Depending on the liquidity of the financial markets and our credit risk classification, we may potentially face difficulties refinancing the remaining 2021 Notes or other debt on favorable terms, which could increase the difficulty and the cost of refinancing those obligations.

If, for any reason, we face difficulties in refinancing existing indebtedness or in obtaining new financing or if there is any delay in us receiving amounts due to us as indemnification payments from the Brazilian Government or the relevant agencies, this could restrict our ability to make capital and operational expenditures in the amounts needed to maintain our current level of investments.

Violations of the FCPA and the Brazilian Anticorruption Law may materially affect us and may expose us and our employees to criminal and civil claims and sanctions.

In 2009, the Federal Police commenced the Lava Jato Investigation, which related to a corruption scheme involving Brazilian companies acting in various sectors of the Brazilian economy.

In addition to criminal charges in Brazil, the SEC and the DoJ also commenced investigations in relation to the Lava Jato findings. Although no criminal charges have been brought against us as part of the Lava Jato Investigation, as a response to allegations of illegal activities appearing in the media in 2015 relating to companies that provided services to our subsidiary Eletronuclear (specifically, the Angra III nuclear power plant), and to certain SPEs in which we hold a minority stake, our Board of Directors, although not required to do so, hired the law firm Hogan Lovells US LLP (“Hogan Lovells”) on June 10, 2015 to undertake the Independent Investigation for the purpose of assessing the potential existence of irregularities, including violations of the FCPA, the Brazilian Anticorruption Law and our Code of Ethical Conduct and Integrity.

In May 2018, we entered into a memorandum of understanding to settle an investor class action lawsuit related to the Lava Jato Investigation for U.S.$14.75 million (R$59.1 million) in return for full releases. The settlement does not represent admission of an illegal act of misconduct by us and we deny the accusations in the claim. In June 2018, the parties submitted to the court the stipulation of settlement and other supporting documents. The settlement was preliminarily approved on August 17, 2018 and confirmed by the court on December 12, 2018. As the settlement was not appealed, it is now fully effective. For further information about the settlement, see “Item 8.A. Financial Information—Consolidated Financial Statements and Other Information—Investor Class Actions.”

In August 2018, we were informed that the DoJ decided not to prosecute us for any potential FCPA violations or impose any other contingencies or conditions on us such as having a compliance monitor.

In December 2018, Hogan Lovells assisted us with the negotiation of a settlement with the SEC whereby we agreed to pay a U.S.$2.5 million settlement for inadequate internal controls, and the SEC agreed to terminate its investigation into alleged irregularities during the Lava Jato Investigation. See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Information—Criminal Proceedings.”

Given the DoJ’s decision not to prosecute us and the approval of the settlement with the SEC, there are no further actions pending before the U.S. regulatory agencies. Accordingly, the DoJ and SEC officially ended their investigations without the recognition of wrongdoing on our part.

In 2018, we acceded to an agreement with the CGU and Odebrecht pursuant to which Odebrecht will reimburse us an aggregate amount of R$161.9 million for losses incurred in relation to projects in which we directly or indirectly participated which were uncovered in the Lava Jato Investigation. This amount was treated in the Consolidated Financial Statements for the year ended December 31, 2018 as financial assets receivable. As we have not received any amounts due as a result of entering into the agreement, we have recorded provisions in 2019 classified as Provisions for Doubtful Accounts (Provisão para Crédito de Liquidação Duvidosa) in our Consolidated Financial Statements.

However, the first payment, already overdue when we adhered to the agreement, in December 2018, should have been paid together with the second payment, in October 2019, but it still requires a judicial authorization to free the credit that has already been deposited in a judicial account, in virtue of another deal executed with Odebrecht. The second payment, due in October 2019, had its due date postponed to March 30, 2020, because of requests from Odebrecht to the Federal Attorney General (Advogado Geral da União) (“AGU”) and CGU. Considering that we have not received any payment owed to us as a result of us adhering to the agreement, the provision has been now been classified as Provisions for Doubtful Accounts (Provisão para Crédito de Liquidação Duvidosa).

Despite our efforts in the Internal Investigation and the corrective measures against possible violations, we cannot ensure that we will not become the subject of any new criminal or further civil anti-corruption action brought under U.S. or Brazilian laws if any further illegal acts or regulatory failures come to light. Any potential future anti-corruption-related action could result in charges against us or members of our management, significant fines and penalties, civil damages, reputational harm, distraction from our ongoing business and other unforeseen material adverse effects.

Although our financial statements reflect our best knowledge of the facts, as the Lava Jato Investigation is ongoing and the MPF may take considerable time to conclude its investigations, new relevant information may come to light and if the findings lead to the identification of materially significant differences in the amounts recorded in our balance sheet, we may have to restate our financial statements, which may have a negative impact on the market value of our securities. Further, there may be further investigations related to Lava Jato and related proceedings, including, but not limited to, ongoing administrative actions related to Angra III and Belo Monte. Any breach of the FCPA or the Brazilian Anticorruption Law or similar regulations could have a material impact on our financial position and results of operations, as well as having a negative effect on our reputation.

We are subject to certain covenants, non-compliance with which may allow the lenders under the relevant facilities to accelerate accordingly.

We are party to a number of international and Brazilian financing facilities as borrower or guarantor. The bonds we issued in the international capital markets and our existing credit facilities require that we comply with a number of non-financial covenants, such as negative pledge provisions relating to the pledging of assets, the provision of financial statements by certain deadlines and the provision of an unqualified audit report, among others. In addition, we (and not our subsidiaries) are subject to certain financial covenants, such as the leverage ratio (calculated as net debt divided by EBITDA). These obligations also require us to obtain previous creditors’ waivers to perform some acts, such as a change of control or the sale of relevant assets.

We also obtained waivers of certain lenders in respect of the sale of our interests in the distribution companies and the related pledge of assets to certain creditors of the distribution companies on March 7, 2019. In addition, in February 2019 we solicited and obtained the consents of the holders of our 6.875% Notes due 2019 (“2019 Notes”) and our 2021 Notes pursuant to a consent solicitation permitting the pledge of certain assets to Petrobras.

We, our companies and SPEs are subject to financial covenants requiring compliance with the following indexes, which are the main financial covenants we are subject to: (i) net debt over EBITDA, generally less than or equal to 4; (ii) coverage ratio over debt service generally higher than 1.2; and (iii) EBITDA over financial expenditure generally higher than 1.3.

In addition, certain of the financing agreements for the development of our plants, some of which are guaranteed by us, contain acceleration clauses which could be triggered upon default. Any defaults or the acceleration of any financing agreements may also give other lenders the right to accelerate pursuant to cross-default provisions. For example, in November 2018 the SPE Santo Antônio Energia S/A approved the reprofiling of debts contracted by SPE SAESA with BNDES, onlending banks and debenture holders in order to avoid the enforcement of contractual clauses such as the mitigation of cross default risks. Accordingly, acceleration of these financing agreements could adversely affect our financial condition and the results of our operations.

We are subject to rules limiting the acquisition of loans by public sector companies.

As a state-controlled company, we are subject to certain rules limiting our indebtedness and investments and must submit our proposed annual budgets, including estimates of the amounts of our financing requirements to the Ministry of the Economy and the Brazilian Congress for approval. Thus, if our operations do not fall within the parameters and conditions established by the Brazilian Government, we may have difficulty in obtaining the necessary financing authorizations, which could create difficulties in raising funds.

If we are unable to obtain approval to increase our funding, our ability to invest may be impacted, which would materially affect the execution of our growth strategy, particularly our investment in large scale projects, which could materially affect our financial condition and the results of our operations.

Our strategic plan is challenging and requires the synchronization and implementation of several projects.

Our medium-term strategic plan, the PDNG, is based on our 2015-2030 Strategic Plan and is prepared for a five-year period and reviewed annually. The Business and Management Plan has a list of projects that aim to overcome the challenges posed by the current macroeconomic scenario and the situation of the electricity sector.

The Business and Management Plan for the five-year period 2020-2024 (“PDNG 2020-2024”) is structured along four Strategic Guidelines that demonstrate our purpose and ambition: Efficiency, Governance, People and Leverage.

As in prior years, linked to the strategic guidelines, we established a set of indicators with even more challenging goals, which aim to enhance our overall performance.

The implementation of the initiatives listed in the PDNG 2020-2024 is intended to bring benefits to the group, such as a lower financial leverage, higher operational efficiency and costs consistent with regulatory parameters, continuing the advances already achieved in the previous plan. However, the implementation of these projects requires significant operational and managerial changes in all of our group companies.

Thus, despite the efforts of our management, if the schedule or the delivery of the projects are delayed, we may face difficulties in achieving the strategic planning goals and eventually fail to obtain, in whole or in part, the benefits related to revenue growth or cost reduction.

The PDNG 2020-2024 was prepared before the outbreak of COVID-19 in Brazil and, therefore, does not contemplate its possible impacts on our business, which were the subject of clarification of a further Relevant Fact that we disclosed to the market on this topic.

Additionally, pursuant to the Business and Management Plan 2019-2023 (“PDNG 2019-2023”), approximately 4,746 employees were dismissed between 2017 and December 2019 through plans to increase efficiency in addition to the reduction of 6,657 employees resulting from the sale of our distribution companies. As of December 31, 2019, we (on a standalone basis) had 739 employees, compared to 982 employees in December 2016. In addition, approximately 1,367 employees left voluntarily through a dismissal program in the second half of 2019. Although these dismissals are voluntary, some employees may pursue labor claims.

If any of our assets are considered deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgment.

The Law No. 11,101/05 (“Bankruptcy Law”) governs judicial recovery, extrajudicial recovery and liquidation proceedings and replaces the judicial debt reorganization proceeding known as reorganization (concordata) with judicial and extrajudicial recovery. The law also states that its provisions do not apply to government owned and mixed capital companies such as our subsidiaries and us. However, the Brazilian Federal Constitution establishes that mixed capital companies, such as us, which operate a commercial business, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labor and tax matters. Accordingly, it is unclear whether or not the provisions relating to judicial and extrajudicial recovery and liquidation proceedings of the Bankruptcy Law would apply to us. Nevertheless, Law No. 12,767/12 provides that judicial and extrajudicial recovery do not apply to public entity concessionaires until the termination of those concessions.

We believe that a substantial portion of our assets, including our generation assets and our transmission network, would be deemed by Brazilian courts to be related to providing an essential public service. Accordingly, these assets would not be available for liquidation or attachment to secure a judgment. In either case, these assets would revert to the Brazilian Government pursuant to Brazilian law and our concession agreements. Although the Brazilian Government would in such circumstances be under an obligation to compensate us in respect of the reversion of these assets, we cannot assure you that the level of compensation received would be equal to the market value of the assets and, accordingly, our financial condition may be affected.

We may be liable for damages and have difficulty obtaining financing if there are accidents involving our subsidiary Eletronuclear.

Our subsidiary Eletronuclear, as an operator of nuclear power plants, is subject to strict liability under Brazilian law for damages in the event of a nuclear accident caused by the operations of nuclear plants Angra I and Angra II, pursuant to the Vienna Convention on Civil Liability for Nuclear Accidents.

The Angra I and Angra II plants operate under the supervision of the CNEN, and are subject to periodic inspections by international agencies, such as the International Atomic Energy Agency (IAEA) and the World Association of Nuclear Operators (WANO). Eletronuclear invests R$100 million per year in the modernization and incorporation of the latest safety requirements for the plants.

Eletronuclear carried out an extensive reassessment of the risk associated with environmental issues and in response made minor adjustments to certain protection barriers. In addition, Eletronuclear might have to reduce the generation capacity of its nuclear power plants if it exhausts the storage limits for nuclear waste. In addition, Eletronuclear verified the conditions for responding to accidents following the stress test procedures adopted by the European Union for nuclear plants under construction or in operation in Europe. As a result, Eletronuclear implemented several additional safety measures.

We insure our nuclear plants against nuclear accidents. As of December 31, 2019, Angra I is insured for U.S.$600 million (R$2.42 billion as of December 31, 2019) and Angra II for U.S.$3.0 billion (R$12.09 billion as of December 31, 2019). Angra I has a maximum limited guarantee of U.S.$450 million (R$1.81 billion as of December 31, 2019) and Angra II of U.S.$550 million (R$2.22 billion as of December 31, 2019) to cover property and casualty damages, and both are insured for U.S.$239.7 million (R$966 million as of December 31, 2019) for civil liability for nuclear damage.

Eletronuclear seeks to comply with all preventive and safety actions; however, it cannot guarantee that, in the event of a nuclear accident that its insurance will be sufficient. Accordingly, our financial condition, the results of our operations and our reputation and image may be affected if a nuclear accident were to occur.

Until we complete the construction of our Angra III nuclear power plant, our financial condition and results of operations may be materially adversely affected.

In 2009, our subsidiary Eletronuclear started the construction of a new nuclear plant, called Angra III. Construction stopped in 2015 due to allegations of potential illegal activities by companies that provide services to Eletronuclear in relation to Angra III. As of December 31, 2019, Eletronuclear had completed approximately 63.75% of the original project and invested R$11.5 billion in the project.

If we do not succeed in obtaining a private partner for the project, we may not have sufficient resources to complete the remaining investments.

On October 9, 2018, the CNPE granted our request and approved the new reference price for the energy to be produced by Angra III setting it at R$480 per MWh, which is in accordance with international market standards. We believe that this new tariff will make Angra III a more attractive business opportunity for potential partnerships and will facilitate the renegotiation of our financial agreements. If we are not successful, we may be required to prepay a financing granted by BNDES to Eletronuclear (under which R$3.5 billion was outstanding as of December 31, 2019), as we are Eletronuclear’s guarantors, or have difficulties repaying a loan granted by Caixa Econômica Federal (under which R$3.2 billion was outstanding as of December 31, 2019) which may lead us to make new provisions of impairments, in addition to other accounting liabilities which we may record, which could materially adversely affect our financial condition and the results of our operations.

The PPI is also working on a business model to enable us to find a private partner for this project. Eletronuclear has concluded a market sounding, launched in the second quarter of 2019, to assess the attractiveness and viability of the business models currently under evaluation for this partnership. If we are not able to establish the partnership for the completion of this project, we may not have the financial capacity to complete this project.

On July 16, 2019, a presidential decree was published, qualifying Angra III to be part of the Investment Partnership Program. The same decree created an Interministerial Committee to guide the process of defining the business model to be adopted. The Committee is made up of representatives of the MME, the Ministry of Economy, PPI, and the Presidential Institutional Security Office.

Eletronuclear has also hired BNDES as a consultant in the ongoing evaluation of the business model for completion of Angra III. As of December 31, 2019, the amount of impairments, accumulated and recognized on our balance sheet, totaled R$4.5 billion due to the tariff revision. If work on Angra III does not resume in 2020, we may need to make additional provisions. We continue to monitor the estimates and the associated risks in determining the recoverable value of this project and, as new negotiations, new studies or new information are undertaken and require changes in the business plan of the projects, they will be updated to reflect these changes.

In December 2019, we revised the total budget for Angra III, which now totals R$22.4 billion (of which R$14.9 billion is pending implementation) and changed the forecasted date for operation of Angra III to November 2026. For further information, see “Business—Generation.”

As of December 31, 2019, the amount of impairments, accumulated and recognized on our balance sheet, totaled R$4.5 billion. We also recorded an additional provision for impairment of R$0.5 billion as a result of the revision in the forecasted date for operation. If work on Angra III does not resume in 2020, we may need to make further provisions. We continue to monitor the estimates and the associated risks in determining the recoverable value of this project and, as new negotiations, new studies or new information are undertaken and require changes in the business plan for the project, we will need to update our estimates to reflect those changes.

We may incur losses and spend time and money defending pending litigation and administrative proceedings.

We are currently party to numerous legal proceedings relating to civil, administrative, environmental, labor, tax and corporate claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant portion of the total amount of claims against us. We have established provisions for all amounts in dispute that represent a current obligation as a result of a past event and where it is probable that we will have to make a payment in respect of such obligation, in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2019, we provisioned R$25,246 million in respect of our legal proceedings, of which R$23,135 million related to civil claims, R$1,775 million to labor claims, and R$336 million to tax claims (See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Information—Litigation” and note 30 to our Consolidated Financial Statements). Legal proceedings, if decided against us, could have a material adverse effect on our consolidated financial position, results of operations and cash flows in the future. We cannot guarantee that new material proceedings or investigations will not arise against us, our affiliates, officers, employees or members of our Board of Directors.

In the event that claims involving a material amount for which we have no provisions were to be decided against us, or in the event that the estimated losses turn out to be significantly higher that the provisions made, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition. In addition, our management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on our core business. Depending on the outcome, certain litigation could result in restrictions in our operations and have a material adverse effect on certain of our businesses.

We may incur losses in legal proceedings in respect of compulsory loans made from 1962 through to 1993.

In 1962, Law No. 4,156/1962 established the compulsory loan program in respect of electricity consumption. The purpose of the measure was to generate the required resources for the expansion of the Brazilian electricity sector. The first phase of the compulsory loan program occurred from 1964 to 1976 and, after the alterations introduced by the Decree-Law No. 1,512/1976, the second phase occurred from 1977 to 1993. In 1993, the compulsory loan program was terminated, and December 31, 1993 was set as the final collection date.

During the first phase, the collection of Compulsory Loan amounts reached various classes of electricity consumers, and the contributors’ credits resulting from the collections made during the period of 1964 and 1976 were represented by bearer bonds issued by us. We believe that the bearer bonds issued as a result of the compulsory loan program do not constitute securities, are not tradable on any stock exchange and are not priced. In addition, in light of a decision by the STJ (Special Appeal No. 1050199/RJ), we believe that most or all of these bearer bonds are not enforceable in light of the applicable statute of limitations, and are therefore not suitable as guarantees for tax enforcement proceedings.

However, there are a small number of claims seeking to enforce certain bearer bonds that may have been filed prior to the end of the applicable period of limitations. We recorded a provision in respect of the bearer bonds in the amount of R$11.6 million as of December 31, 2019. Although we believe that most or all of these bearer bonds have already expired and their collection is no longer feasible given the applicable statute of limitations and in light of judicial precedents and decisions by the CVM, we cannot assure you that all courts will agree with our interpretation. If one or more courts were to depart from what we believe to be favorable judicial precedents and provide holders of these bearer bonds (whether they filed before or after the statute of limitations) with collection rights, it could adversely affect our financial conditions and results of operations. More generally, any judicial decision that contravenes our understanding as to the enforceability of bearer bonds could adversely affect our financial condition and the results of our operations, as well as materially impact our estimate of losses.

During the second phase, initiated under Decree-Law No. 1,512/1976, the contributors’ credits deriving from collections made during the period of 1977 to 1993 were no longer represented by bearer bonds, and were registered as book-entry credits by us, for subsequent conversion into our preferred shares. The majority of these Compulsory Loan book-entry credits, which resulted from collections made during the period of 1977 to 1993 (which were subject, during their periods of maturity, to remunerative interest of 6% per year on behalf of the contributor), were paid through their conversion into preferred shares at our general shareholders’ meetings held in 1988, 1990, 2005 and 2008.

Judicial actions concerning Compulsory Loan book-entry credits have been filed against us. These actions involve, among other things, disputes regarding criteria and indices that were adopted for the quantification of monetary adjustment of the Compulsory Loan credits, which were determined by the law that applies to the Compulsory Loan program and with which we believe we have complied. Several also involve disputes concerning accessory surcharges for remunerative interest of 6% per year and default interest – over the eventual difference between the monetary adjustment of the credits paid by us through conversion into preferred shares. We believe that, based on the STJ’s precedents (repetitive appeals within the Special Appeal No. 1,003,955/RS and the Motion for Reconsideration Due to a Decision (Embargos de Divergência) in Special Appeal No. 826,809/RS), the 6% interest per year, resulting from the eventual difference of monetary adjustment, should cease on the date of the shareholders’ meeting in which the conversion occurred, in addition to a five-year statutory period of limitations.

These matters, among others, have been addressed in decisions rendered by the STJ. For example, the criteria and indices adopted for the calculation of the monetary adjustment and the ancillary surcharges of those credits were presented to the STJ, and the Court has rendered decisions related to these issues through a number of appeals (including Special Appeal No. 1,003,955/RS, Special Appeal 1,028,592/RS and the Motion for Reconsideration Due to a Decision (Embargos de Divergência) in Special Appeal No. 826,809/RS). We believe that the STJ’s decisions in these and earlier proceedings should be applied to the remaining proceedings that involve the same and/or similar issues.  If, however, one or more courts were to depart from what we believe to be favorable judicial precedents on these matters, it could adversely affect our financial condition and the results of our operations.

In addition, several of these issues are still the subject of appeals filed before the Brazilian Supreme Federal Court – STF. There are judicial discussions related to the repetitive appellate decisions that are currently in effect (Special Appeal No. 1,003,955/RS), which we use as basis for our estimates of provisions. In the event that the STJ’s decisions are modified on an appeal in a manner unfavorable to us, we may need to increase our provisions.

As of December 31, 2019, we recorded a provision of R$17,562 million, of which (i) R$6,128 million relates to the difference of the base amount resulting from the criteria of monetary adjustment; (ii) R$1,715 million relates to the remunerative interest; and (iii) R$9,719 million relates to the calculation of the applicable default interest. We have recorded this provision based on existing judicial precedents (Special Appeal No. 1,003,955/RS and Motion for Reconsideration Due to a Decision (Embargos de Divergência) in Special Appeal No. 826,809/RS). We believe that, based on the STJ’s precedents (including repetitive appeals within the Special Appeal No. 1,003,955/RS and the Motion for Reconsideration Due to a Decision (Embargos de Divergencia) in Special Appeal No. 826,809/RS), the 6% interest per year, resulting from the eventual difference of monetary adjustment, should cease on the date of the shareholders’ meeting in which the conversion occurred, in addition to a five-year statute of limitations period.  We also believe that the applicable interest rate with respect to any difference of the monetary adjustment calculated on the date of the shareholders’ meeting in which the conversion occurred should be the rate which would apply to judicial debts, that is, IPCA-E until the time when the SELIC rate applies. Accordingly, we believe that the SELIC rate should be applied to the base amount and the remunerative interest amount, since the date of the shareholders’ meeting in which the conversion took place, or the date on which process was served, whichever is later.

On June 12, 2019, the STJ rendered a majority decision (five of the nine justices) for a motion for reconsideration due to a majority decision (Embargos de Divergência) (the Special Appeal No. 790,288/PR).  The decision, which we believe should apply only to the specific case on appeal, was unfavorable to us as it applied the remunerative interest of 6% per year resulting from the difference in monetary adjustment from the 143rd General Extraordinary Shareholders’ Meeting of June 30, 2005 (at which conversion of certain compulsory loan credits into preferred shares of the company was approved), until the date of final payment, concomitantly with SELIC rate.  We dispute, and have appealed, this decision. In the event, however, that our appeal is unsuccessful and the STJ’s rationale in this recent decision is applied to the other cases, specifically with regard to the application of remunerative interest after the respective shareholders’ meetings converting amounts due to preferred shares, we may need to materially increase our existing provision for litigation regarding compulsory loan credits as referenced above. We estimate, based on the information currently available, that any such increase could be approximately R$11 billion. To date, we have not recorded a provision for any portion of this potential amount because, in our opinion, the probability of loss associated with the relevant claims remains possible rather than probable.

In addition to the litigation discussed above, we also have others claims under those actions mentioned above concerning the calculation and application of remunerative interest to compulsory loan credits, many or all of which are currently pending before Brazilian courts of first or second instance.  In our opinion, based on the information currently available, the risk of material loss associated with these other claims is remote, and, accordingly, we have not provisioned for these claims.  In the event of adverse developments in these actions, however, it is possible that we would need to materially increase our existing provision for litigation regarding compulsory loan credits, potentially by as much as approximately R$8.5 billion (without taking into account claims premised on ownership of book-entry credits not recognized by us).

We cannot assure you whether additional claims may arise or whether further court rulings on this matter will be decided in a manner adverse to us. The aggregate cost of these claims or unfavorable decisions could have a material adverse effect on our financial condition and results of operations.

We are party to U.S. proceedings relating to disclosures surrounding our compulsory loan credits and bearer bonds.

On October 9, 2019, Eagle Equity Funds, LLC, along with two other plaintiffs, filed a lawsuit against us and two members of our senior management in the United States District Court for the Southern District of New York. The lawsuit alleges, among other things, that we have made false or misleading statements or omissions in documents filed with the SEC with regards to alleged liabilities related to bearer bonds issued approximately between 1964 and 1976 (first phase) (denominated in Brazil as “Obrigações”) and Compulsory Loan credits issued between 1977 and 1993 (second phase). In particular, the plaintiffs assert that our disclosures with the SEC regarding these liabilities were inadequate on the grounds that they allegedly misrepresented the status or impact of certain Brazilian legal proceedings and judicial decisions relating to bearer bonds and/or Compulsory Loan credits.

The plaintiffs claim to be holders of Obrigações (bearer bonds) and American Depositary Receipts (ADRs) issued by us. Among other things, the plaintiffs seek an injunction preventing us from (i) making false and/or misleading statements or omissions regarding our liabilities arising from bearer bonds or Compulsory Loan credits, (ii) making any filings with the SEC containing false and/or misleading statements or omissions in connection with any potential forthcoming privatization transaction we may undertake, and (iii) making any filings with the SEC until we correct any prior allegedly false and/or misleading statements or omissions regarding the bearer bonds and Compulsory Loan credits. The plaintiffs do not specify an amount of monetary damages being claimed, but such amount, once specified, could be deemed material.

We believe that our disclosures on Compulsory Loans, including the bearer bonds and the Compulsory Loan credits, were not false and/or misleading based on the available information as of the date of those filings.

As disclosed in “—We may incur losses in legal proceedings in respect of compulsory loans made from 1962 through to 1993,” we have been a party to numerous legal proceedings in Brazil related to bearer bonds or Compulsory Loan credits, many of which are still ongoing. These proceedings present numerous issues, including the validity of the bearer bonds in light of the statute of limitations applied by the STJ (particularly in repetitive Special Appeal No. 1.050.199/RJ), monetary adjustments that may be applied to Compulsory Loan credits allegedly outstanding and the appropriate period for interest incident to such credits. For additional information, including our current assessment of the potential financial implications for these proceedings, see note 5(c) to our Consolidated Financial Statements, which are included elsewhere in this annual report.

While we have made, and continue to make, efforts to minimize any losses related to these lawsuits, we cannot ensure that those efforts will succeed. If those efforts are unsuccessful, our financial condition and results of operations could be materially adversely affected. For instance, although we believe that we do not have further liability for bearer bonds pursuant to the statute of limitations applied by the STJ in the repetitive appeal previously mentioned (excluding any liability we may have incurred or may incur in a small number of claims that may have been instituted before the end of the period of limitations), any future judicial interpretation that the bearer bonds are not expired could adversely affect us.

In addition, several of these issues are still the subject of appeals filed before the Brazilian Supreme Federal Court – STF. There are judicial discussions related to the repetitive appellate decisions that are currently in effect (Special Appeal No. 1,003,955/RS), which we use as basis for our estimates of provisions. In the event that the STJ’s decisions are modified on an appeal in a manner unfavorable to us, we may need to increase our provisions.

As of December 31, 2019, we recorded a provision of R$17,562 million, of which (i) R$6,128 million relates to the difference of the base amount resulting from the criteria of monetary adjustment; (ii) R$1,715 million relates to the remunerative interest; and (iii) R$9,719 relates to the calculation of the applicable default interest. We have recorded this provision based on existing judicial precedents (Special Appeal No. 1,003,955/RS and Motion for Reconsideration Due to a Decision (Embargos de Divergência) in Special Appeal No. 826,809/RS). We believe that, based on the STJ’s precedents (including repetitive appeals within the Special Appeal No. 1,003,955/RS and the Motion for Reconsideration Due to a Decision (Embargos de Divergencia) in Special Appeal No. 826,809/RS), the 6% interest per year, resulting from the eventual difference of monetary adjustment, should cease on the date of the shareholders’ meeting in which the conversion occurred, in addition to a five-year statute of limitations period. We also believe that the applicable interest rate with respect to any difference of the monetary adjustment calculated on the date of the shareholders’ meeting in which the conversion occurred should be the rate which would apply to judicial debts, that is, IPCA-E until the time when the SELIC rate applies. Accordingly, we believe that the SELIC rate should be applied to the base amount and the remunerative interest amount, since the date of the shareholders’ meeting in which the conversion took place, or the date on which process was served, whichever is later.

On June 12, 2019, the STJ rendered a majority decision (five of the nine justices) for a motion for reconsideration due to a majority decision (Embargos de Divergência) (the Special Appeal No. 790,288/PR). The decision, which we believe should apply only to the specific case on appeal, was unfavorable to us as it applied the remunerative interest of 6% per year resulting from the difference in monetary adjustment from the 143rd General Extraordinary Shareholders’ Meeting of June 30, 2005 (at which conversion of certain compulsory loan credits into preferred shares of the company was approved), until the date of final payment, concomitantly with the SELIC rate. We dispute, and have appealed, this decision. In the event, however, that our appeal is unsuccessful and the STJ’s rationale in this recent decision is applied to the other cases, specifically with regard to the application of remunerative interest after the respective shareholders’ meetings converting amounts due to preferred shares, we may need to materially increase our existing provision for litigation regarding compulsory loan credits as referenced above. While we have not previously been able to quantify the potential amount of any such increase to our provision with a reasonable degree of accuracy, we now estimate, based on the information currently available, that it could be approximately R$11 billion. To date, we have not recorded a provision for any portion of this potential amount because, in our opinion, the probability of loss associated with the relevant claims remains possible rather than probable.

We cannot assure you whether additional claims may arise or whether further court rulings on this matter will be decided in a manner adverse to us. The aggregate cost of these claims or unfavorable decisions could have a material adverse effect on our financial condition and results of operations.

We and our subsidiaries may be required to make substantial contributions to the pension plans of our current and former employees which we sponsor.

Pursuant to Laws No. 108/01 and No. 109/01 and the rules of the pensions plans themselves, we and our subsidiaries may be required to make contributions to the pension plans of our current and former employees. If there is a mismatch in the reserves of the pension plans and the amount of resources available to the plans, in case these plans are defined benefit plans, we (as sponsors) and the pension plan beneficiaries may be required to contribute to the pension plan to top-up the balance to reach the required amount, as provided by the specific regulations established by the regulatory body National Superintendency of Complementary Pensions (Superintendência Nacional de Previdência Complementar).

For the year ended December 31, 2019, we recorded a deficit of R$4.3 billion in our and our subsidiaries’ pension plans. For the year ended December 31, 2019, we and our subsidiaries made contributions of R$289 million to our respective pension plans.

The implementation of a remediation plan may result in the payment of extraordinary contributions by the participants and sponsors, in order to restore the balance of the plan. These amounts could be subject to litigation by the participants, due to a possible disagreement regarding the amounts. The making of such payments could have a material adverse effect on our results of operations, cash flow and financial condition.

Additionally, we may need to recognize material actuarial liabilities if the equity in the pension funds that we and our subsidiaries sponsor fluctuates as a result of the decrease in economic activity and its impact on the financial and capital markets.

Judgments may not be enforceable vis-à-vis our directors or officers.

All of our directors and officers named in this annual report reside in Brazil. We, our directors and officers and the members of our Audit and Risks Committee have not agreed to receive service in the United States. Substantially all our and these people’s assets are located in Brazil. As a result, it may not be possible to file service within the United States or other jurisdictions outside of Brazil to such persons, pledge their assets, or enforce decisions under civil liability or securities laws of the United States or the laws of other jurisdictions against them or us in the courts of the United States, or in the courts of other jurisdictions outside of Brazil.

Our insurance policies may be insufficient to cover potential losses.

Our business is generally subject to a number of risks, including operational accidents, labor disputes, unexpected geological conditions, changes in the regulatory framework, environmental hazards and weather and other natural phenomena. Additionally, we and our subsidiaries are liable to third parties for losses and damages caused by any failure to provide generation and transmission services.

Our insurance policies cover only part of the losses that we may incur. Whenever possible, we seek to renegotiate our insurance policies at a group level to ensure a more uniform coverage and adequate protection for all our operations at competitive costs. We strive to contract insurance in sufficient amounts to cover potential material damages to our plants caused by weather conditions, fire, general third-party liability for accidents and operational risks. We also seek to maintain civil liability insurance for our employees and to cover our assets. If we are unable to eventually renew our insurance policies from time to time or losses or other liabilities occur that are not covered by insurance or that exceed our insurance limits, we could be subject to significant unexpected additional losses, which may adversely impact our results of operations and financial condition.

Under Brazilian law, we are strictly liable for direct and indirect damages that results from the inadequate supply of electricity, such as abrupt interruptions or problems related to generation, transmission or distribution systems. If we are liable for these damages, our financial condition, results of operations or reputation and image could be adversely affected.

In respect of the recent COVID-19 pandemic, we have not identified any significant direct impact on the current coverage of our policies, both for operational and life insurance. However, we may be indirectly affected by delays if any supplier involved in the repair of damaged equipment has problems with its activities.

We do not have alternative supply sources for the key raw materials that our thermal and nuclear plants use.

Our thermal plants operate on coal, natural gas and/or oil and our nuclear plants rely on processed uranium. In each case, we are entirely dependent on third parties, sometimes monopolies, for the provision of these raw materials. In the event that supplies of these raw materials become unavailable or may not be purchased on reasonable terms for any reason, for instance because only one company is authorized by law to supply these materials, we do not have alternative supply sources and, therefore, the ability of our thermal and/or nuclear plants, as applicable, to generate electricity would be materially adversely affected, which may materially adversely affect our financial condition and results of operations.

With respect to certain supplies such as coal and uranium, we rely on single suppliers, CRM and INB, respectively, which face financial challenges including from the Brazilian government. If these companies are not able to comply with their contracts with us, or have their production processes interrupted, totally or partially, due to, for example, the current COVID-19 pandemic, our coal plants at CGT Eletrosul and nuclear plants at Eletronuclear could be adversely affected.

Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our results of operations and our business.

As of the date of this annual report, all of our employees were represented by labor unions. Disagreements on issues involving divestments or changes in our business strategy, reductions in our personnel, as well as potential employee contributions, could lead to labor unrest. We cannot ensure that strikes affecting our production levels will not occur in the future. Strikes, work stoppages or other forms of labor unrest at any of our major suppliers, contractors or their facilities could impair our ability to operate our business, complete major projects and adversely impact our results of operations, financial condition and our ability to achieve our long-term objectives.

Economic and political instability and uncertainties in Venezuela may adversely affect our reputation and operations.

We are the guarantor of a 20-year contract between Eletronorte and Corpoelec, maintained to purchase electric power from Venezuela that commenced operations on July 15, 2001. This purchase agreement is limited to the supply of energy from Corpoelec to Boa Vista, the Capital of Roraima, which is part of the Isolated System disconnected from the Interconnected Power System. The peak demand of Boa Vista is approximately 230 MW, which is less than approximately 0.4% of the demand of the Interconnected Power System.

In March 2019, the energy supply from Venezuela was unilaterally suspended by Corpoelec without any notice or cause. As of the date of this annual report, Eletronorte did not have any indebtedness arising from this purchase agreement.

Given the economic and political instability facing Venezuela and the frequency of power outages, we may face reputational harm given our previous relationship with Corpoelec.

Risks Relating to Brazil

Allegations of political corruption against the Brazilian Government and the legislative branch could create economic and political instability.

Several members of the Brazilian Government and the Brazilian legislative branch have faced allegations of corruption. As a result, some politicians, including senior federal officials and congressmen, resigned or have been arrested. Currently, sitting and former elected officials and other public officials in Brazil are being investigated for allegations of unethical and illegal conduct identified during Lava Jato Investigation being conducted by the MPF. The amounts of these kickbacks allegedly financed political campaigns of parties were not accounted for or publicly disclosed.

In August 2016, Brazil’s Vice President at the time Michel Temer, was named the new President of Brazil following the impeachment of Dilma Rousseff for breach of the Fiscal Responsibility Law. Throughout 2017, Acting President Temer was accused of passive corruption, criminal organization and obstruction of justice by the Attorney General’s Office, however, those complaints were barred by the chamber of deputies. In March 2019, there were reports about the alleged influence of former Acting President Michel Temer on our subsidiary Eletronuclear, through its current CEO, Leonam dos Santos Guimarães, which we have been investigating. See “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—Violations of the FCPA and the Brazilian Anticorruption Law may materially affect us and may expose us and our employees to criminal and civil claims and sanctions.”

The outcome and potential results of the ongoing investigations are unknown and may have adverse impacts in the market’s perception about the Brazilian economy’s future, influencing consumer’s and investors’ trust. The uncertainties caused by the revelations of possible corruption scandals continue to negatively impact GDP growth, as well as volatility in the stock market, the strength of the real and prices of securities issued by Brazilian issuers. Therefore, if new allegations against Brazilian government officials arise, we cannot predict the outcome of any such allegations or their effect on the Brazilian economy and on us.

Brazil’s economy is vulnerable to external and internal shocks, which may have a material adverse effect on Brazil’s economic growth and on the liquidity of, and trading markets for, securities.

Brazil’s economy is vulnerable to external shocks, including adverse economic and financial developing levels in other countries and market developments. A significant increase in interest rates in the international financial markets may adversely affect the liquidity of, and trading markets for, securities. In addition, a significant drop in the price of commodities produced by Brazil could adversely affect the Brazilian economy. A significant decline in the economic growth or demand for imports of any of Brazil’s major trading partners, such as China, the European Union, or the United States, could also have a material adverse impact on Brazil’s exports and adversely affect Brazil’s economic growth.

In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes produce a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Brazil could be adversely affected by negative economic or financial developments in other countries. Brazil has been adversely affected by such contagion effects on a number of occasions, including following the 1997 Asian crisis, the 1998 Russian crisis, the 2001 and 2019 Argentine crisis and the 2008 global economic crisis.

We cannot assure you that any situations like those described above will not negatively affect investor confidence in mature market economies, emerging markets or the economies of the principal countries in Latin America, including Brazil. In addition, we cannot assure you that these events will not adversely affect Brazil’s economy.

Brazil’s economy is also subject to risks arising from the development of several macroeconomic factors in Brazil. These include general economic and business conditions of the country, the level of consumer demand, the confidence that domestic consumers and foreign investors have in the economic and political conditions in Brazil, present and future exchange rates, the level of domestic debt, domestic inflation, the ability of the Brazil government to generate budget surpluses, the level of foreign direct and portfolio investment, the level of domestic interest rates, the degree of political uncertainty in Brazil.

Any of these events may lead to timely interventions by the Brazilian Government over monetary, credit, foreign exchange and other policies to influence the Brazilian economy. For instance, recently the Central Bank has established through the Monetary Policy Committee (Comitê de Política Monetária) the basic rate of interest in order to achieve the inflation goals determined by the CMN. We have no control over, and cannot assume, which other measures or policies the Brazilian Government may take in the future to balance the Brazilian economy.

Our operating conditions have been, and will continue to be, affected by the growth rate of GDP in Brazil, because of the great relation between this variable and the demand for energy. Therefore, any change in the level of economic activity may adversely affect the liquidity of, and the market for, our securities and consequently our financial conditions and the results of our operations.

The Brazilian Government has exercised, and continues to exercise, significant influence over the Brazilian economy. Political and economic conditions and investor perception of these conditions can have a direct impact on our business, financial condition, results of operations and prospects.

The Brazilian Government frequently intervenes in the country’s economy and occasionally makes significant changes to monetary, credit, exchange, fiscal, regulatory and other policies to influence Brazil’s economy. The Brazilian Government’s actions to control inflation have in the past included wage and price controls, depreciation of the real, controls over remittances of funds abroad, intervention by the Central Bank to affect base interest rates and other measures.

In 2015, the economy contracted by 3.5% and further contracted by 3.3% in 2016. In 2017, the economy rebounded, growing by 1.3%. The growth continued in 2018 and by December 31, 2018 the growth rate was 1.1%. In 2019, the growth rate was 1.1%. We cannot assure investors that Brazil’s economy will resume its growth in the future. Another recession could result in a material decrease in Brazil’s fiscal revenues, or a significant depreciation of the real over an extended period of time could adversely affect Brazil’s debt/Brazilian GDP ratio, which could have a material adverse effect on public finances and on the market price of our securities.

Uncontrolled inflation, large exchange variations, social instability and other political, economic and diplomatic events, as well as the Brazilian Government’s response to those events, could also negatively affect our business and our strategy. Our business, results of operations and financial condition may be adversely affected by changes in government policies, as well as other factors including, without limitation:

•	expansion or contraction of the global or Brazilian economy;

•	economic and social instability;

•	changes in labor regulations;

•	fluctuations in the exchange rate;

•	inflation;

•	changes in interest rates;

•	fiscal policy;

•	political elections;

•	other political, diplomatic, social and economic developments which may affect Brazil or the international markets;

•	liquidity of the domestic markets for capital and loans;

•	development of the electricity sector;

•	controls on foreign exchange and restrictions on remittances out of the country;

•	limits on international trade; and/or

•	the Brazilian Government’s response to the COVID-19 pandemic and, inter alia, its impacts on, for example, consumption of electricity and labor laws. For further information regarding risks relating to communicable diseases including the novel coronavirus, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent outbreak of the novel coronavirus.”

Uncertainty on whether the Brazilian Government will make changes in policy or regulation that affect these or other factors in the future might contribute to the economic uncertainty in Brazil and to greater volatility of the Brazilian securities markets and the markets for securities issued outside Brazil by companies. Measures by the Brazilian Government to maintain economic stability, and also speculation on any future acts of the Brazilian Government, might generate uncertainties in the Brazilian economy, and increase the volatility of the domestic capital markets, adversely affecting our business, results of operations and financial condition. We have no control over, and cannot predict what measures or policies the Brazilian Government may take in the future.

Political uncertainty has led to an economic slowdown and volatility in securities issued by Brazilian companies.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Brazil has experienced amplified economic and political instability, as well as heightened volatility, as a result of various ongoing investigations by the Brazilian Federal Prosecutors (Ministério Público Federal), the Brazilian Federal Police (Polícia Federal), the CVM, and other Brazilian public entities who are responsible for corruption and cartel investigations, including, among others, the Cui Bono, A Origem, Sepsis, Patmos, Zelotes and Greenfield investigations, as well as the largest such investigation, known as Lava Jato. In addition, certain foreign entities, such as the DoJ, the SEC and the Office of the Attorney General of Switzerland (Bundesanwaltschaft), have also conducted and still conduct their own investigations. These investigations have negatively impacted the Brazilian economy and political environment and have contributed to a decline in market confidence in Brazil. In addition, they may lead to further allegations and charges against Brazilian federal and state government officials and senior management of Brazilian industry.

Numerous elected officials, public servants and executives and other personnel of major companies have been subject to investigation, arrest, criminal charges and other proceedings. Depending on the outcome of such investigations and the time it takes to conclude them, they may face (as some of them already faced) downgrades from credit rating agencies, experience (as some of them already experienced) funding restrictions and have (as some of them already had) a reduction in revenues, among other negative effects. Such negative effects may hinder the ability of those companies to timely honor their financial obligations bringing loses to us. The companies involved in the Lava Jato investigations may also be (as some of them already have been) prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements.

There can be no assurance that other federal or state officials or senior management of Brazilian industry will not be charged with corruption-related crimes in the Lava Jato or other investigations into corruption. Additional allegations, trials and convictions may lead to political instability and a decline in confidence by consumers and foreign direct investors in the stability and transparency of the Brazilian government and Brazilian companies, and may have a material adverse effect on Brazil’s economic growth, on the demand for securities issued by Brazilian companies, and on access to the international financial markets by Brazilian companies.

The potential outcome of Lava Jato as well as other related ongoing investigations is uncertain, but they have already had an adverse impact on the image and reputation of those companies that have been implicated, as well as on the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over and cannot predict whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future or will adversely affect us.

We cannot predict how the country´s new administration may impact the overall stability, growth prospects and economic and political health of Brazil.  The new Brazilian government established an agenda of privatizations, economic liberalization, and pension and tax reforms.  However, there is uncertainty as to whether it will be able to implement these reforms, given the fact that these projects approval also relies on the appreciation of the legislative and not on the executive alone. Uncertainty regarding the implementation of related changes in monetary and fiscal policies, as well as pertinent legislation, and, more recently, matters regarding the policies related to COVID-19, could contribute to the economic instability.  These uncertainties and new measures could increase the volatility of Brazilian securities markets, which could harm the Brazilian economy and, consequently, our business, results of operations and financial condition.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our business. Any continued economic instability and political uncertainty may materially adversely affect our business, results of operations and financial condition.

The stability of the Brazilian real is affected by its relationship with the U.S. dollar, inflation and Brazilian Government policy regarding exchange rates. Our business could be adversely affected by any recurrence of volatility affecting our foreign currency-linked receivables and obligations.

In the past, the Brazilian Government implemented several economic plans, using different exchange control mechanisms to control the large volatility of the Brazilian currency. After a five-year period of exchange rate stability that ended in 1999, the real returned to volatility against the U.S. dollar during the global financial crisis of 2008, in 2014 and 2015 and more recently in the middle of 2017. During 2015, the real depreciated by 32%, ending the year at an exchange rate of R$3.9048 per U.S.$1.00. During 2016, the real appreciated by 20%, ending the year at an exchange rate of R$3.2591 per U.S.$1.00. During 2017, the real depreciated by 1.5%, ending the year at an exchange rate of R$3.3080 per U.S.$1.00. During 2018, the real further depreciated by 14.6%, ending the year at an exchange rate of R$3.8748 per U.S.$1.00. During 2019, the real further depreciated by 3.50%, ending the year at an exchange rate of R$4.0098 per U.S.$1.00. On May 18, 2020, the exchange rate between the real and the U.S. dollar was R$5.7375 per U.S.$1.00. There is no guarantee that the real will not depreciate, or appreciate, in relation to the U.S. dollar in the future.

Because of the volatility and the uncertainty of the factors that impact the exchange rate, it is difficult to predict future movements in the exchange rate. In addition, the Brazilian Government may change its foreign currency policy. Any governmental interference, or the implementation of exchange control mechanisms or remittance of debt, could influence the exchange rate and the investments in the country. The different exchange rate scenarios may have adverse effects on us as they may affect the value of our receivables from Itaipu, which are denominated in U.S. dollars, as well as any of our indebtedness denominated in U.S. dollars.

As of December 31, 2019, 21% of our total consolidated financing and loans of R$41,940 million was denominated in foreign currencies and our total consolidated indebtedness denominated in foreign currencies was R$8,606 million. As of December 31, 2018, 23.19% of our total consolidated indebtedness of R$54,373 million was denominated in foreign currencies and our total consolidated indebtedness denominated in foreign currencies was R$12,608 million. As of December 31, 2017, 25.0% of our total consolidated indebtedness of R$45,122 million was denominated in foreign currencies and our total consolidated indebtedness denominated in foreign currencies was R$11,148 million.

In February 2020, we launched a tender offer to repurchase our 2021 Notes. We funded the tender offer through a concurrent new issuance of U.S.$1,250 million bonds, which was segregated into two tranches, one maturing in five years in the amount of U.S.$500 million and the other maturing in ten years in the amount of U.S.$750 million. The funds received from the new issuance exceeded the actual settlement of the debt through the repurchase, which totaled U.S.$1,124 million.

As a result, the issuance impacted our dollar denominated debt with an increase of U.S.$126 million, or R$508 million as of December 31, 2019. This increases our indebtedness in foreign currencies, as of February 5, 2020 (the date of the new issuance and the settlement of the tender offer), to R$9.1 billion, or 21.5% of the total consolidated indebtedness, and our dollar denominated indebtedness to R$8.9 billion, or 21% of the total consolidated indebtedness. For further information regarding our exchange rate risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Risks.”

Inflation, and the Brazilian Government’s measures to curb inflation, may further contribute significantly to economic uncertainty in Brazil and materially adversely impact our operating results.

The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil in the past and to heightened volatility in the Brazilian securities markets. More recently, inflation rates were 4.31% in 2019, 3.75% in 2018, 2.95% in 2017, 6.29% in 2016, 10.67% in 2015, 6.41% in 2014, 5.91% in 2013 and 5.84% in 2012, as measured by the IPCA. The inflation rate, as measured by the IPCA for 2019 was 4.31%.

While the current inflation rate is at historical lows for the past number of years, Brazil may experience high levels of inflation in the future. The Brazilian Government may introduce policies to reduce inflationary pressures, which could have the effect of reducing the overall performance of the Brazilian economy. Some of these policies may have an effect on our ability to access foreign capital or reduce our ability to execute our future business and management plans.

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

Changes in tax or accounting laws, tax incentives and benefits or differing interpretations of tax or accounting laws may adversely affect our results of operations.

The Brazilian tax authorities have frequently implemented changes to tax regimes that may affect us and ultimately the demand of our customers for the products we sell. These measures include changes in prevailing tax rates and enactment of taxes, both temporary and permanent. Some of these changes may increase our tax burden, which may increase the prices we charge for the products we sell, restrict our ability to do business in our existing markets and, therefore, materially adversely affect our profitability. There can be no assurance that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes that apply to us and our operations. In addition, we currently receive certain tax benefits. There can be no assurance that these benefits will be maintained or renewed. Also, given the current Brazilian political and economic environment, there can be no assurance that the tax benefits we receive will not be judicially challenged as unconstitutional. If we are unable to renew our tax benefits, such benefits may be modified, limited, suspended, or revoked, which may adversely affect us. Moreover, certain tax laws may be subject to controversial interpretation by tax authorities. In the event that tax authorities interpret tax laws in a manner that is inconsistent with our interpretations, we may be adversely affected. Additionally, changes in accounting policies as a result of the adoption of new standards under IFRS may lead to incomparability of financial statements or to potential adverse effects on our financial results. A comprehensive tax reform which includes changes to the value-added taxation and corporate income taxation regimes (“IRPJ and CSLL”) is part of the government’s agenda and is being intensively discussed in Brazil. This reform is expected to be implemented during the current administration (2019-2023), although it also depends on the negotiation with the Brazilian Congress.

Any further downgrading of Brazil’s credit rating could adversely affect the price of the ADS and our cost of funding in the capital markets as our ratings are linked to the sovereign rating.

Credit ratings affect investors’ perceptions of risk and, as a result, the trading value of securities and yields required on future issuances in the capital markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the prospect of changes in any of these factors. Rating agencies began the classification review of Brazil’s sovereign credit rating in September 2015 and as a consequence, Brazil lost its investment grade condition by the three main rating agencies. As of the date of this annual report, Brazil’s sovereign rating was BB- (having been revised from positive to stable in April 2020), Ba2 (stable) and BB- (stable) by Standard & Poor’s, Moody’s and Fitch, respectively. A prolongation of the Brazilian Government inability to gather the required support in the Brazilian congress to pass additional specific reforms, along with further economic recession and/or the inability to effectively contain the COVID-19 outbreak could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, negatively affect our rating which is aligned to the sovereign rating. This may increase our future cost of issuances in the capital markets and adversely affect the price of the ADS as our rating is linked to the sovereign rating.

Risks Relating to the Brazilian Power Industry

We are subject to impacts related to the hydrological conditions.

The main source of electric power generation in Brazil is hydroelectric plants. Our companies are exposed to hydrological risk. When the total energy generated by the entire hydroelectric system is below the aggregate supply (physical guarantee) of all the hydroelectric plants, the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia) mitigates the related risks. When a deficit in the energy generation occurs, a Generation Scaling Factor (“GSF”) is applied to all the plants in the system. In this situation, the companies must liquidate their negative balance contractual positions in the short-term market at the current Price of Settlement of Differences (Preço de Liquidação das Diferenças) (“PLD”) at the CCEE. The PLD is considered a short-term market price and it can be highly volatile, depending on the level of the GSF considered.

In recent years, adverse hydrological conditions associated with factors that influence the generation dispatch resulted in a material reduction of the GSF, affecting agents with allocated energy lower than their sales contracts, exposing them to the volatility of the PLD. In 2015, to reduce exposures, ANEEL reduced the PLD threshold by more than 50%. However, this reduction was insufficient to settle the differences, creating a significant increase of default within the scope of the CCEE.

This situation led to judicial claims by the affected parties, including our subsidiaries, to minimize the losses with GSF degradation. This led to the publication of Law No. 13,203/15, which establishes the conditions for the renegotiation of the hydrological risk. The conditions are different for physical guarantee installments granted in contracts within the Regulated Market and those negotiated within the Free Market.

For the instalments contracted within the Regulated Market, the renegotiation of the hydrological risk was allowed with its transference to the consumers in exchange of the payment of a risk premium by generators who adhered the renegotiation. For the Free Market, there is the possibility of renegotiation in consideration of contracting hedge. Our subsidiaries have adhered to the renegotiation of hydrological risk in Regulated Market, except for Chesf due to certain characteristics of its Sobradinho plant. As for the amounts negotiated in the Free Market, the option was not to renegotiate the risk.

Among the measures under discussion to improve the legal framework of the electricity sector, initially included in Public Hearing No. 33/17 (“CP-33”), is the discussion of a special regime for the plants, aiming to promote a better allocation of risk. As a result of CP-33, discussions and studies are taking place within the framework of the working group organized in early 2019 by the MME to modernize the electricity sector.

Following CP-33, Bill No. 1,917/2015 is currently being discussed in the Brazilian Congress and intends to provide a more just division of costs for the sector, clearly dividing the costs among all consumers, free and regulated.

Bill No. 10,985/2018, also being currently discussed in the Brazilian Congress, establishes that generation companies that agree to withdraw their lawsuits will have the right to extend their concession agreements. In addition, elements that affect the GSF calculation, such as energy importation, thermoelectric generation out of the order of merit, delays related to transmission lines, and physical guarantee anticipation of relevant plants to the grid, such as UHE Santo Antonio, UHE Jirau and UHE Belo Monte, will be excluded from the calculation of hydrological risk.

Accordingly, in periods of lower precipitation levels and reduction in the GSF we may incur higher costs due to the offer to decrease supply or the need to acquire electricity at higher prices in the short-term market for our concessions which were not renewed by Law No. 12,783/13.

Thus, in periods of lower precipitation levels and reduction in the GSF, we may have lower energy availability and, consequently, the need to purchase energy at higher prices in the short-term market, or reduce the contracted amount, depending on the commercialization strategy, for concessions that were not renewed by Law No. 12,783.

Finally, with the conversion of Bill No. 5,877/2019 (PL No. 5,877/2019), which provides for our privatization and proposes the de-entitlement (descotização) of the plants renewed by Law No. 12,783/2013, a condition for a new grant is that the owners of the plants will be required to fully assume the management of the hydrological risk, and will be prohibited from renegotiating under the terms of Law No. 13,203/2015.

We can be held responsible for impacts on the population and the environment in the event of an accident involving the dams at our hydroelectric plants.

Our generation plants have large structures such as dams and floodgates which are used in water storage and reservoir level control. Such structures contain complex engineering works that have to comply with several technical and safety standards. Specific laws and regulations provide safety guidelines for these structures, such as Law No. 12,334/10, which established the National Dams Safety Policy (Política Nacional de Segurança de Barragens), and ANEEL Resolution No. 696/15, which establishes the methodology for risk classification of the dams, the safety standards and annual inspections of dams.

Our subsidiaries have programs to regularly review and monitor all installations related to dams at their hydroelectric plants in order to identify any issues that could compromise their safety. The plants also have operational contingency plans. We regularly submit information to ANEEL, which performs local inspections annually, pursuant to the risk classification of the dam. At the end of the inspection process, ANEEL may issue infraction notices and companies may abide by their recommendations or present challenges and/or defenses pursuant to the regulatory deadlines.

Any accident with respect to our subsidiaries’ dams could have significant consequences for the surrounding environment, including the population living near or around the dams. Any accident could materially and adversely impact to our results of operations, our financial condition and our image and reputation. Furthermore, a court could find a parent entity such as us liable for environmental damages without needing to demonstrate a lack of resources at the subsidiary level, as further described in “Business—Environmental—General,” which could also materially adversely affect our results of operations and financial condition.

Construction, expansion and operation of our electricity generation and transmission facilities and equipment involve significant risks that could lead to lost revenues or increased expenses.

The construction, expansion and operation of facilities for the generation and transmission of electricity involve many risks, including:

•	the difficulty to obtain required governmental permits and approvals;

•	the unavailability of equipment;

•	supply interruptions;

•	work stoppages;

•	labor and social unrest;

•	interruptions by weather and hydrological conditions;

•	unforeseen engineering and environmental problems;

•	construction delays, or unanticipated cost overruns;

•	the unavailability of adequate funding;

•	forest fire or extreme environmental stresses in the route of the lines that causes interruption in power transmission;

•	expenses related to the operation and maintenance not fully approved by ANEEL and on the transmission segment expenses related to the operation and maintenance pursuant to the ANEEL legislation regarding variable revenue (PV) and Minimum Maintenance Requirements (PMM);

•	human rights issues such as conflicts related to indigenous groups, communities based near our facilities, or related to our supply chain and SPEs; and

•	closures or temporary stoppages at our facilities for the generation and transmission of electricity as a result of the COVID-19 outbreak.

For example, we experienced work stoppages during the construction of our Jirau, Santo Antônio and Belo Monte hydroelectric plants in which we participate through SPEs. We do not have insurance coverage for some of these risks, particularly for some of those related to certain weather conditions or manmade or natural disasters.

Furthermore, the implementation of projects we have in the transmission sector has suffered delays due to the difficulty to obtain the necessary government permits and approvals.

If we experience any of these or other unforeseen risks, we may not be able to generate and transmit electricity in amounts consistent with our projections and we may face heavy fines or other regulatory penalties, which may have a material adverse effect on our financial condition and the results of our operations.

We may be subject to administrative intervention or lose our concessions if we provide our services in an inadequate manner or violate contractual obligations.

Law No. 12,767/12 permits ANEEL to intervene in electric power concessions considered part of the public service in order to guarantee adequate levels of service as well as compliance with the terms and conditions under the concession contract, regulations and other relevant legal obligations.

If ANEEL were to intervene in concessions as part of an administrative procedure, we would have to present a recovery plan to correct any violations and failures that gave rise to the intervention. Should the recovery plan be dismissed or not presented within the timelines stipulated by the regulations, ANEEL may, among other things, recommend to the MME the expropriation and the concession loss, reallocate our assets or adopt measures which may alter our shareholding structure, including in relation to possible changes in the shareholding control of the companies involved. For instance, the intervention in the energy distribution concessionaries from the Rede group involved the implementation of a recovery plan which resulted in the change in their shareholding control to Energisa group.

If the holders of our concessions are subject to an administrative intervention, we and our subsidiaries may be subject to an internal reorganization in accordance with the recovery plan presented by management, which may adversely affect us. In addition, should the recovery plan be rejected by the administrative authorities, ANEEL would be able to use its powers described above.

As of December 31, 2019, we believe that we were in compliance with all the terms and conditions with respect to substantially all of our operation assets. However, we cannot guarantee that we will not be penalized by ANEEL for a future violation of our concession contracts or that our concession contracts will not be terminated in the future, which could have an adverse impact on our financial condition and the results of our operations.

Our generation and transmission activities are regulated and supervised by ANEEL. Our business could be adversely affected by any regulatory changes or by termination of the concessions prior to their expiration dates, and any indemnity payments for the early terminations may be less than the full amount of our investments.

Pursuant to Brazilian law, ANEEL has the authority to regulate and supervise the generation and transmission activities of energy concessionaries, including investments, additional expenses, tariffs and the passing of costs to customers, among other matters. Regulatory changes in the energy sector are hard to predict and may have a material adverse impact on our financial condition and the results of our operations.

Concessions may be terminated early through expropriation, forfeiture, or mandatory transfer of control by the concessionaire. Granting authorities may expropriate concessions in the interest of the public as expressly provided for by law, in which case granting authorities carry out the service during the concession period. A granting authority may declare the forfeiture of concessions after ANEEL and/or the MME conduct an administrative procedure and declare that the concessionaire (a) did not provide proper service or failed to comply with the applicable law or regulation; (b) lost the technical, financial or economic conditions required to provide the service properly; and/or (c) did not make payment in respect of fines charged by the granting authority. Law No. 13,360/16 sets forth that the concessionaire can submit a change of control plan as an alternative to the termination of the concessions.

Penalties are set forth in ANEEL Resolution No. 846/19, and include, among others, warnings, substantial fines (in certain cases up to 2.0% of the Net Operating Revenue (Receita Operacional Líquida – ROL) for the fiscal year immediately preceding the evaluation), restrictions on the concessionaire’s operations, intervention or termination of the concession.

For example, the MME declared the termination of the transmission concession agreement No. 01/15, entered into with Eletrosul. In October 2018, Eletrosul contracted insurance for the project in the amount of R$163.8 million. Eletrosul estimated a fine of R$292.3 million. As of December 31, 2019, we have provisioned R$45.9 million with respect to this fine, classified as probable. The difference between R$292.3 million and R$45.9 million is classified as possible risk.

Our subsidiary Eletronorte is currently suspended from participating in auctions for 12 months from December 17, 2019 (Eletronorte - ANEEL Case No. 48500.001989/2019-82 - ANEEL Order No. 3,586/2019) but this suspension may be subject to appeal. Chesf is barred from participating in minority transmission auctions until December 2020 and corporate transmission auctions until December 2021. Eletrosul is barred from participating in transmission auctions until June 2020. Furnas submitted a reconsideration request due to decisions related to wind generation projects which imposed on Furnas a penalty of not contracting or participating in bids held by ANEEL for a period of one year.

Accordingly, in relation to the regulatory issues, we may contest any expropriation or forfeiture and will be entitled to receive compensation for our investments in expropriated assets that have not been fully amortized or depreciated. However, the indemnity payments may not be sufficient to fully recover our investments. In these cases, the results of our operations and our financial condition may be adversely affected.

Public consultations and discussions for a new regulatory framework and modernization of the energy sector are underway. Some of the topics considered by these public discussions are: (1) measures to reduce litigation related to the Generation Scaling Factor – GSF and the Reallocation of Energy Mechanism (Mecanismo de Realocação de Energia); (2) the introduction of a capacity market and (3) the reduction of subsidies.

On October 29, 2019, a working group established by the MME to modernize the energy sector released a report on modernization measures that should be adopted or studied. These measures include pricing, market opening, capacity market coverage and energy separation, implementation of new technologies, enhancement of the Reallocation of Energy Mechanism, sustainability of transmission. Public consultations were held within the scope of this process which are relevant to our business, such as Public Consultation MME No. 85/2019, which proposes changes to the physical guarantee review of hydroelectric and thermal plants, proposing the exclusion of the physical guarantee reduction limits and the annual review thereof.  The implementation of any of these regulatory changes could materially adversely affect our financial condition and results of operations.

Failures in our information technology systems, information security systems and telecommunications systems may materially adversely impact our results of operations, financial condition and reputation.

Our operations are heavily dependent on information technology and telecommunication systems and services. Interruptions in these systems, caused by obsolescence, technical failures intentional acts or discontinuity in the implementation, maintenance and evolution of technological solutions such as the SAP ERP system, can disrupt or even paralyze our business and adversely impact our operations and reputation. In addition, security failures related to sensitive information due to intentional or unintentional actions, such as cyberterrorism, or internal actions, including negligence or misconduct of our employees, may have a negative impact on our reputation, our relationship with external entities (government, regulators, partners and suppliers, among others), our strategic positioning with relation to our competitors, and our results of operations, due to the leakage of information or unauthorized use of such information.

Considering the incidents occurring in facilities similar to ours in other countries, in order to face such challenges we have created and maintained an information security program which is reviewed and updated based on the demands of the senior management, and an analysis of gaps performed annually in all companies of the group, following the CyberSecurity Framework of the National Institute of Standards and Technology - NIST. This program and its actions are monitored quarterly by the Board of Directors.

We currently do not have insurance coverage specific to cyber risk. We are aware that the costs we may incur to eliminate or address any security vulnerabilities before or after a cyber-incident could be significant. We also understand that we are responsible, as provided in the Brazilian General Law of the Protection of Data (Lei Geral de Proteção de Dados) (LGPD), for any improper handling of personal data. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of services that may impede our critical functions. Any material costs that we incur as a result of failures in our information technology systems, information security systems and telecommunications systems may materially adversely impact our results of operations, financial condition and reputation.

The COVID-19 pandemic has brought unprecedented challenges for most companies including us. With about 70% of our employees working at home, we had to reinforce communications, requiring us to update our staff about the applicable rules for the use of information and corporate systems. In addition, we were required to make changes to our information security program, temporarily suspending actions that could have significant impacts on important processes or systems.

We are subject to strict safety, health and environmental laws and regulations that may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

Our operations are subject to comprehensive federal, state and local safety, health and environmental legislation as well as supervision by agencies of the Brazilian Government that are responsible for the implementation of such laws. Among other things, these laws require us to obtain environmental licenses for the construction and operation of new facilities or the installation and operation of new equipment required for our business. The rules about these subjects are complex and may be changed over time, making the ability to comply with the requirements more difficult or even impossible, thereby precluding our continuing, present or future generation, transmission operations.

Specifically, regarding occupational health and safety, the occurrence of accidents is multifactorial, considering that there are many factors that can lead to an accident, including actions by third-parties, such as what recently occurred related to our 230 thousand volts transmission line in the state of Bahia, which led to fatalities. However, we believe that mitigation measures can reduce the risk of new occurrences in this type of facility.

Legislation related to the environmental licensing is currently under review, with the proposed changes being discussed and examined by the Brazilian Congress. Even though we follow all proposals for amendments to environmental laws and the relevant case law, we cannot fully anticipate the impact on us caused by the eventual approval of any changes to such legislation by the Brazilian Congress. Considering also the recent global pandemic situation, it is relevant to highlight that IBAMA published Communication No. 7337671/2020-GABIN on April 2, 2020 (effects retroactive from March 12, 2020 onwards), regarding “the fulfillment of environmental obligations related to federal environmental licensing during the pandemic caused by the virus COVID-19.” In this Communication, IBAMA presents a set of temporary guidelines related to the fulfillment of legal obligations, by companies, regarding the measures for treatment and compensation of environmental impacts caused by the activities and undertakings licensed by IBAMA. Thus, the failure to comply with these measures may have an impact on the continuity of the environmental licensing processes in which we are involved.

The failure to comply with safety, health, environmental laws and regulations can result in administrative and criminal penalties, irrespective of the recovery of damages or indemnification payments for irreversible damages in the context of civil proceedings. Administrative penalties may include summons, fines, temporary or permanent bans, the suspension of subsidies by public bodies and the temporary or permanent shutdown of commercial activities. With regard to criminal liability, individual transgressors are subject to the following criminal sanctions: (i) custodial sentence—imprisonment or confinement; (ii) temporary interdiction of rights; and (iii) fines. The sanctions imposed on legal entities are: (a) temporary interdiction of rights; (b) fines; and (c) rendering of services to the community. The penalties relating to the temporary interdiction of rights applicable to legal entities can correspond to the partial or total interruption of activities, the temporary shutdown of establishment, construction work or activity and the prohibition of contracting with governmental authorities and obtaining governmental subsides, incentives or donations. In addition, the failure to comply with environmental laws and regulations can cause damage to our reputation and image.

For further information regarding risks relating to communicable diseases including the novel coronavirus, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent outbreak of the novel coronavirus.”

Environmental regulations require us to perform environmental impact studies on future projects and obtain regulatory permits to operate our enterprises.

Our operations are subject to federal, state and local environmental legislation, as well as the supervision of government agencies responsible for implementing the laws. Among other provisions, these laws require that we obtain environmental licenses for the construction of new plants and for the installation and operation of new projects. The rules on these matters are complex. The legislation related to the environmental licensing is currently under review, with the proposed changes being discussed and examined by the Brazilian Congress. We follow all proposals for amendments to environmental laws and the relevant case law.

The lack of control and compliance with the requirements and deadlines imposed by the competent authorities can cause significant penalties for us in terms of loss of revenue, fines, stoppages and damages to our reputation and image. For the parties responsible for the projects, the penalties can be determined in civil, administrative and criminal proceedings. See “—Item 3.D Key Information—Risk Factors—Risks Relating to the Brazilian Power Industry—We are subject to strict safety, health and environmental laws and regulations that may become more stringent in the future and may result in increased liabilities and increased capital expenditures” for additional information.

We and our subsidiaries have implemented environmental policies with clear principles and guidelines related to environmental management. Our environmental policies are periodically reviewed, and new versions of the document consolidating them are released and made public on the corporate website. Our fourth Environmental Policy is currently in force, dated as of June 27, 2019. Our companies have tested and formalized procedures for the treatment of waste and effluents and the management of supplies and pollutant agents, as well as contingency plans for any accidents. In generation projects, the non-compliance with environmental and /or failures in the use of materials and solid waste, for example, may, in case of inspection by the environmental body, lead to the shutdown of a plant and its consequent unavailability to the system, exposing the project to fines, damage to our image, civil, administrative, and, in certain cases, criminal liabilities.

In addition, we adopt good market practices to improve our compliance with sustainability principles, transparency and engagement with stakeholders, showing our environmental performance and avoiding damage to our reputation and image.

However, we cannot assure you that our environmental impact studies will be approved by the relevant regulatory agencies, that public opposition will not result in delays or modifications to any proposed project or that laws or regulations will not change or be interpreted in a manner that could materially adversely affect our operations or plans for the projects in which we have an investment. We believe that concern for environmental protection is also an increasing trend in our industry. Although we consider environmental protection when developing our business strategy, changes in environmental regulations, or changes in the policy of enforcement of existing environmental regulations, or our inability to comply with these regulations, could materially adversely affect our results of operations and financial condition.

Risks Relating to our Shares and ADS

If you hold our preferred shares, you will have extremely limited voting rights.

In accordance with the Brazilian Corporate Law and our by-laws, holders of the preferred shares, and, by extension, holders of the ADS representing them, are not entitled to vote at our shareholders’ meetings, except in very limited circumstances. This means, among other things, that a preferred shareholder is not entitled to vote on corporate transactions, including mergers or consolidations with other companies, and systems of the CVM. Our principal shareholder, who holds the majority of common shares with voting rights and controls us, is therefore able to approve corporate measures without the approval of holders of our preferred shares. Accordingly, an investment in our preferred shares is not suitable for you if voting rights are an important consideration in your investment decision.

Exercise of voting rights with respect to common and preferred shares involves additional procedural steps.

When holders of common shares are entitled to vote, and in the limited circumstances where the holders of preferred shares are able to vote, holders may exercise voting rights with respect to the shares represented by ADS only in accordance with the provisions of the deposit agreements relating to the ADS. There are no provisions under Brazilian law or under our by-laws that limit ADS holders’ ability to exercise their voting rights through the depositary bank with respect to the underlying shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, in addition to the legally mandated publication of notices in newspapers and on CVM’s system, holders of our shares will receive notice and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy or also voting at distance through a voting bulletin. ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreements, we will provide the notice to the depositary bank, which will in turn, as soon as practicable thereafter, mail to holders of ADS the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary bank how to vote their shares. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights will take longer for ADS holders than for holders of shares. ADS for which the depositary bank does not receive timely voting instructions will not be voted at any meeting.

If we issue new shares or our shareholders sell shares in the future, the market price of your ADS may be reduced.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the prevailing market price of our common and preferred shares and ADS by decreasing the shares’ value. If we issue new shares or our existing shareholders sell shares they hold, the market price of our common and preferred shares, and of the ADS, may decrease significantly. Such issuances and sales also might make it more difficult for us to issue shares or ADS in the future at a time and a price that we deem appropriate and for you to sell your securities at or above the price you paid for them. Our controlling shareholder, the Brazilian Government, may decide to capitalize us for a variety of reasons therefore diluting existing shareholders and ADS holders.

Political, economic and social events as well as the perception of risk in Brazil and in other countries, including the United States, European Union and emerging countries, may affect the market prices for securities in Brazil, including our shares.

The Brazilian securities market is influenced by economic and market conditions in Brazil, as well as in other countries, including the United States, European Union and emerging countries. Despite the significant different economic conjecture between these countries and Brazil, investors’ reactions to events in these countries may have a relevant adverse effect on the market value of Brazilian securities, especially those listed on the stock exchange. Crisis in the United States, European Union or emerging countries may reduce investors’ interest in Brazilian companies, including us. For example, the prices of shares listed on the B3 have been historically affected by fluctuations of the American interest rate as well as the variations of the main indexes for North-American shares. Events in other countries and capital markets may adversely affect the market price of our shares to the extent that, in the future, it could difficult or prevent access to capital markets and investment financing on acceptable terms.

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

Exchanging ADS for the underlying shares may have unfavorable consequences

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our shares underlying the ADS in Brazil, which permits the custodian to convert dividends and other distributions with respect to the shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADS and withdraw shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the shares unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration you would not be able to remit abroad non-Brazilian currency. In addition, if you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our shares.

If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

You may not receive dividend payments if we incur net losses or our net profit does not reach certain levels.

Under Brazilian Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net profit for the preceding fiscal year, with holders of preferred shares having priority of payment. Our by-laws require us to prioritize payments to holders of our preferred shares of annual dividends equal to the lessor of 8% (in the case of our class “A” preferred shares (subscribed up to June 23, 1969)) and 6% (in the case of our class “B” preferred shares (subscribed after June 24, 1969)), calculated by reference to the capital stock portion of each type and class of stock.

If we record a net profit in an amount sufficient to make dividend payments, as a rule, at least the mandatory dividend is payable to holders of our preferred and common shares. However, we may not pay mandatory dividends, even in the case of profits, if we declare an inability to pay, as occurred for the year ended December 31, 2018. In this case, mandatory dividends must be retained in a special reserve and paid as soon as our financial situation permits. This special reserve can be used to absorb losses in future years. Excluding the mandatory dividend, we can retain profits as statutory profit reserves for investments or capital reserves. If we incur net losses or record net profits in an amount insufficient to make dividend payments, including the mandatory dividend, our management may recommend that dividend payments be made using the statutory profit reserve after accounting for the net losses for the year and any losses carried forward from previous years, although it is an option and not an obligation. In the event that we are able to declare dividends, our management may nevertheless decide to defer payment of dividends or, in limited circumstances, not to declare dividends at all. We cannot make dividend payments from our reserves in certain circumstances established by Brazilian Corporate Law.

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

You may not be able to exercise the preemptive rights relating to the preferred or common shares underlying your ADS unless a registration statement under the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse and accordingly your ownership position relating to the preferred or common shares will be diluted.

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

ITEM 4. INFORMATION ON THE COMPANY

Overview

Directly and through our subsidiaries, we are involved in the generation and transmission of electricity in Brazil. Our distribution of electricity activities in Brazil were fully discontinued in 2019, as reflected in our consolidated financial statements as of and for the year ended December 31, 2018. As of December 31, 2019, we contributed, including our subsidiaries, SPEs and 50% of Itaipu to approximately 30% of the installed power generating capacity within Brazil. We share control of Itaipu but neither consolidate, nor participate in, their results. Through our subsidiaries, we are also responsible for approximately 45.25% of the installed transmission capacity above 230 kV in Brazil. As of December 31, 2019 our revenues derive mainly from the generation of electricity and its sale to electricity distribution companies and free consumers; and the transmission of electricity on behalf of other electricity concessionaires.

For the year ended December 31, 2019, we derived R$19,834 million, and R$8,757 million of our net operating revenues (before eliminations among our segments) from our electricity generation and transmission businesses, respectively. For 2018 and 2017, we were also involved in the distribution of energy, but as we have sold our distribution subsidiaries, this segment is now presented as discontinued operations. For the year ended December 31, 2019, our net revenues after eliminations among our segments were R$27.7 billion, compared to R$25.0 billion for the year ended December 31, 2018.

Our capital expenditures for fixed assets, intangible assets and concession assets for the years ended December 31, 2019, 2018 and 2017 were R$2.2 billion, R$1.7 billion and R$3.0 billion, respectively.

A. History and Development

General

We were established on June 11, 1962, pursuant to Law 3,890-A, dated April 25, 1961, as a mixed capital company with limited liability and unlimited duration. We are subject to Brazilian Corporate Law. Our executive offices are located at Rua da Quitanda 196, Centro, CEP 20091-005, Rio de Janeiro, RJ, Brazil. Our telephone number is + 55 21 2514 4637. Our legal name is Centrais Elétricas Brasileiras S.A. — Eletrobras and our commercial name is Eletrobras.

Capital Expenditures

In the last three years, as set out in the table below, we invested an average of R$4,380.44 million per year in expansion, modernization, research, infrastructure and environmental quality. Over the same period, we invested 51.56% in our generation segment, 6.62% in our transmission segment, 10.64 % in our distribution segment and 6.09 % in research, infrastructure and environmental quality.

	As of December 31,
Nature of Investments	2019	2018	2017
	(R$ millions)
Generation	893.09	677.37	762.40
Transmission	693.54	1,059.77	772.96
Distribution	-	330.84	467.30
Maintenance - Generation	486.68	351.11	207.81
Maintenance - Transmission	203.45	293.15	273.51
Maintenance - Distribution		202.79	397.94
Other (Research, Infrastructure and Environmental Quality)	211.21	421.67	167.70
Subtotal Own Investments	2,487.95	3,336.71	3,049.60

Generation	668.83	1,185.51	1,542.21
Transmission	171.13	77.55	621.80
Subtotal Financial Investments	839.96	1,263.06	2,164.01
Total	3,327.93	4,599.77	5,213.62

Our core business is the generation and transmission of energy and we intend to invest in these segments in the upcoming years.

Companies are, in general, selected to construct new generation units and transmission lines through a tender process or might purchase interests in existing projects. It is, therefore, difficult to predict the precise amounts that we will invest in these segments going forward. We have invested R$896.99 million in the transmission segment through direct investments of our subsidiaries, which represented approximately 41.80 % of our budget for 2019, aiming to modernize and automate the energy transmission system in Brazil. In addition, we made investments in our generation business through our SPEs for the expansion of certain wind farms owned by Furnas and Chesf.

Through auctions on the B3, we auctioned our participation in Cepisa to Equatorial Energia for R$45.5 thousand (recognizing 100% of tariff flexibility losses and costs with people, materials, third party services and other expenses, in addition to the granting of a bonus of R$95 million) on July 26, 2018, our respective participations in Eletroacre and Ceron to Energisa and our participation in Boa Vista Energia to Oliveira Energia, for R$45.5 thousand (representing no gain) on August 30, 2018 and our participation in Amazonas D to the Oliveira Energia & Atem Consortium for R$45.5 thousand (representing no gain) on December 10, 2018. We have received approvals from CADE and ANEEL for the sale of Eletroacre, Cepisa, Amazonas D, Ceron and Boa Vista Energia and entered into sale agreements for each of those sales. The auction for the sale of our participation in Ceal was suspended in June 2018 as a result of an injunction granted by the STF, which was reversed in November 2018. Equatorial Energia won the auction for the sale of our participation in Ceal in December 2018 for R$45.5 thousand (representing no gain). The transfer of control of Ceal took place in March 2019, after the sale was approved by CADE and ANEEL. Cepisa and Ceron were the first distributors that we transferred control to our new shareholders, both taking place in October 2018. The control of Eletroacre and Boa Vista was transferred in December 2018. Finally, the last distributor to have its control transferred to its new shareholders was Amazonas D, which took place in April 2019, ending the sale process of our distribution companies.

Under the EPE’s 10 Year Plan, the EPE estimates that Brazil will have 203,417 km of transmission lines above 230 kV and 228 GW of installed generation capacity by 2029 from 170 GW as of December 31, 2019.

In accordance with our business plan prepared in December 2019, we believe that from 2020 to 2024 we will invest approximately R$32.4 billion in our generation and transmission segments. We expect to use the funding derived from our net cash flows as well as from national and international capital markets and bank financings and asset disposals to meet our investment needs. Our business plan was prepared before the COVID-19 outbreak in Brazil and, accordingly, does not consider the potential impacts of the pandemic on our business.

Our capital expenditures for fixed assets, intangible assets and concession assets for the years ended December 31, 2019, 2018 and 2017 were R$2.2 billion, R$1.7 billion and R$3.0 billion, respectively. These values are the expenditure values and do not match the cash flow amounts as amounts capitalized but not yet paid are not presented as cash flow.

B. Business Overview

Strategy

Our main strategic objectives are to achieve sustained growth and profitability, while maintaining our position as a leader in the Brazilian electricity sector.

The Strategic Plan, prepared for the period from 2015 to 2030, presents the Strategic Guidelines to achieve sustained growth and profitability, while maintaining our position as a leader in the Brazilian electricity sector. The main components of our Strategic Plan are represented as an overview in the following figure:

In order to achieve these objectives, our main strategies are as follows:

Simplify our structure to focus on generation and transmission businesses and reduce our leverage and exposure to non-core businesses. Our business is focused on our core operations in the Brazilian generation and transmission markets. Our strategy is to simplify our structure and select and optimize opportunities that arise in the auction process for new generation plants and transmission lines in accordance with the Electricity Regulatory Law. By focusing on generation and transmission, we believe that we will be able to generate sustainable and dependable cash flows by improving efficiency in the operation and maintenance of our assets and capitalizing on opportunities arising from greenfield projects or from the selective acquisition of existing assets. As part of our strategy to reduce our leverage and our exposure to our non-core business, we have sold some of our assets including our distribution companies, and will continue to attempt to sell some of our assets including our stakes in up to 71 SPEs. As of the date of this annual report, we have sold our stakes in six distribution companies for an aggregate sale price of R$273 thousand and 26 SPEs in the generation and transmission segments for an aggregate sale price of R$1,296.9 million (as of December 31, 2018). For further information about these sales, see “—Organizational Structure.”

Achieve a global leadership position in clean energy production. Our Corporate Strategy Plan for 2015 to 2030 reinforces our target to achieve a global leadership position in clean energy production by 2030, while maintaining competitive rates of return. For the years ended December 31, 2019 and 2018, respectively, renewable sources corresponded to 92% and 91% of our installed power capacity, including 90% and 89% from hydroelectric power, and 2% and 2% from wind and solar power. For further information, see “—Generation” below. We intend to achieve this goal by continuing to focus on renewable energy sources whilst also streamlining our business model by continuing to divest non-core assets and improve our operating costs.

We seek to maintain high corporate governance and transparency standards. Our transition over the years from being a fully state-owned company to listing on the B3, the Madrid Stock Exchange, through the LATIBEX Program, and the New York Stock Exchange, where our American Depositary Receipts are publicly traded, has resulted in us having to comply with enhanced corporate governance standards. Accordingly, we have established controls and procedures intended to comply with the Sarbanes Oxley Act of 2002 and have made several changes to our by-laws and policies to comply with the provisions of the Law of Government-Controlled Companies, the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), the Brazilian Anticorruption Law, the rules and guidelines issued by the SEC, the CVM, the IBGC and the OECD, among others. In addition, the effects of the Lava Jato Investigation on Brazil generally and on us specifically has led to an increase focus on legal and regulatory compliance and internal controls over financial reporting, including identified material weaknesses. The effects of these improvements are embodied in our “Eletrobras 5 Dimensions Program.” Examples of the changes we made in recent years include (i) appointing a chief compliance officer, (ii) establishing an external and independent ombudsman channel, (iii) approving dividends and related parties policies, (iv) updating our Code of Ethical Conduct and Integrity, (v) increasing the number of independent directors on our board and (vi) creating the following committees to act as advisors to our Board of Directors: the Strategy, Governance and Sustainability Committee; the Management, People and Eligibility Committee; and the Audit and Risks Committee. These and other changes have led us to receive (i) the Governance-IG-SEST stamp, which is an innovative tool, developed by the Secretary of Coordination and Governance of State Enterprises (SEST), that seeks compliance with best market practices and a higher level of excellence for state-owned companies and (ii) the Corporate Governance Stamp for state-owned companies from the B3.

In 2019, the PDNG 2019-2023 was in compliance with its strategic ambition and achieved significant results.

The following figure shows the five pillars with the main set goals and the results of 2019:

In March 2020, our Board of Directors approved the PDNG 2020-2024. Our PDNG 2020-2024 is the result of an ongoing process of updating based on the PDNG 2019-2023.

This PDNG 2020-2024 is structured in four Strategic Guidelines that demonstrate our purpose and ambition: Efficiency, Governance, People and Leverage. As in previous years, it is linked to the Strategic Guidelines, a set of indicators with even more challenging goals, which aims to improve our overall performance.

In order to face the challenges of the next five years, the process for the preparation of the PDNG 2020-2024 promoted adjustments in the Strategic Guidelines in a manner aligned with our corporate identity – purpose, future vision and values. The PDNG 2020-2024 is structured along nine Strategic Guidelines that demonstrate our purpose and ambition:

•	Value and Investment;
•	Culture and People;
•	Achieve excellence in Governance, Risk Management and Internal Controls (GRC);
•	Effective Management;
•	Innovation and Digital Transformation;
•	Generation and Transmission Efficiency;
•	Generation and Transmission Expansion;
•	Commercialization; and
•	New Business.

The implementation of the initiatives listed in the PDNG 2020-2024 is intended to bring benefits to us, such as lower financial leverage, higher operational efficiency and costs consistent with regulatory parameters, continuing the advances already achieved under the previous plan.

The PDNG 2020-2024 was prepared before the outbreak of COVID-19 in Brazil and, therefore, does not contemplate its possible impacts on our business, which could impede our ability to meet these goals.

Generation

Our principal activity is the generation of electricity. Net revenues from generation represented 71.54%, 67.65% and 56.6% of our net operating revenues (before eliminations) in the years ended December 31, 2019, 2018 and 2017, respectively.

Pursuant to Law No. 5,899/73, and Decree 4,550/02, we must transfer all energy contracted by Itaipu to distribution companies in the southern, southeastern and mid-western regions of Brazil. We act as agent for Itaipu, which is a pass through entity.

We had an installed capacity of 51,143 MW as of December 31, 2019, 49,801 MW as of December 31, 2018 and 48,134 MW as of December 31, 2017. This total capacity in 2019 includes 7,000 MW related to the Itaipu plant and 12,048 MW related to the proportion of the SPEs in which we hold a stake. Additionally, we have approximately 1,745 MW in projects planned throughout Brazil until 2026. The 1,745 MW include partnerships and corporate ventures and approximately 1,744.98 MW are equivalent to the capacity of our subsidiaries. We entered into feasibility studies for an additional capacity of approximately 17,450 MW, although the studies are not a guarantee of the implementation of projects by us, nor will they be corporate partnerships. For instance, Angra III, which is currently under development, is expected to have an installed capacity of 1,405 MW at the start of its commercial operation.

The map below shows the geographic location of our generation assets as of December 31, 2019:

As of December 31, 2019, we operated under the following concessions/authorizations granted by ANEEL for our generation business. The numbers related to the installed capacity of our operational projects were obtained directly from ANEEL. For the projects under development, we considered the total installed capacity.

Concessions/Authorizations	State	Type of Plant	Installed Capacity	End of Concession	Began Service or Expect to Begin
			(MW)
Operational projects
CGTEE
Candiota III - Phase C	Rio Grande do Sul	Thermal	350.00	July 2041	January 2011
Chesf
Boa Esperança (Castelo Branco)	Piauí	Hydro	237.30	December 2042	April 1970
Casa Nova II	Bahia	Wind	32.90	May 2049	December 2017
Casa Nova III	Bahia	Wind	28.20	May 2049	February 2018
Complexo de Paulo Afonso e Apolônio Sales	Bahia	Hydro	4,279.60	December 2042	January 1955
Curemas	Paraíba	Hydro	3.52	November 2024	January 1957
Funil	Bahia	Hydro	30.00	December 2042	August 1962
Luiz Gonzaga (Itaparica)	Pernambuco	Hydro	1,479.60	December 2042	June 1988
Pedra	Bahia	Hydro	20.01	December 2042	November 1978
Sobradinho	Bahia	Hydro	1,050.30	February 2052	November 1979
Xingó	Sergipe	Hydro	3,162.00	December 2042	December 1994
Eletronorte
Araguaia(1)	Mato Grosso	Thermal	23.10	Undetermined	April 2016
Coaracy Nunes	Amapá	Hydro	78.00	December 2042	December 1975
Complexo de Tucuruí	Pará	Hydro	8,535.00	August 2024	December 1984
Curuá-Una(2)	Pará	Hydro	30.30	July 2028	January 1977
Samuel	Rondônia	Hydro	216.75	September 2029	July 1989
Senador Arnon Afonso Farias de Mello(3)	Roraima	Thermal	85.99	September 2019	January 1990
Furnas
Batalha	Minas Gerais	Hydro	52.50	August 2041	May 2014
Corumbá I	Goiás	Hydro	375.00	December 2042	October 1996
Funil	Rio de Janeiro	Hydro	216.00	December 2042	March 1970
Furnas	Minas Gerais	Hydro	1,216.00	December 2042	September 1963
Itumbiara	Goiás/Minas Gerais	Hydro	2,082.00	February 2020	April 1980
Luis Carlos Barreto (Estreito)	SP/Minas Gerais	Hydro	1,050.00	December 2042	March 1969
Manso(4)	Mato Grosso	Hydro	210.00	February 2035	November 2000
Marimbondo	SP/Minas Gerais	Hydro	1,440.00	December 2042	October 1975
Mascarenhas de Moraes	Minas Gerais	Hydro	476.00	January 2024	April 1957
Porto Colômbia	Minas Gerais/SP	Hydro	320.00	December 2042	June 1973
Roberto Silveira (Campos)	Rio de Janeiro	Thermal	30.00	July 2027	December 1968
Santa Cruz(5)	Rio de Janeiro	Thermal	350.00	July 2015	July 1967
Serra da Mesa(4)	Goiás	Hydro	1,275.00	September 2040	April 1998
Simplício	Minas Gerais	Hydro	305.70	August 2041	June 2013
Anta	Rio de Janeiro	Hydro	28.00	August 2041	August 2018
Eletronuclear
Angra I	Rio de Janeiro	Nuclear	640.00	December 2024	January 1985
Angra II	Rio de Janeiro	Nuclear	1,350.00	August 2040	September 2000
Eletrosul
Barra do Rio Chapéu	Santa Catarina	Hydro	15.15	May 2034	February 2013
Capão do Inglês	Rio Grande do Sul	Wind	10.00	May 2049	December 2015
Coxilha Seca	Rio Grande do Sul	Wind	30.00	May 2049	December 2015
Wind Cerro Chato I	Rio Grande do Sul	Wind	30.00	August 2045	January 2012
Wind Cerro Chato II	Rio Grande do Sul	Wind	30.00	August 2045	August 2011
Wind Cerro Chato III	Rio Grande do Sul	Wind	30.00	August 2045	June 2011
Galpões	Rio Grande do Sul	Wind	8.00	May 2049	December 2015
João Borges	Santa Catarina	Hydro	19.00	December 2035	July 2013
Megawatt Solar	Santa Catarina	Solar	0.93	Not applicable	September 2014
Passo São João	Rio Grande do Sul	Hydro	77.00	August 2041	March 2012
São Domingos	Mato Grosso do Sul	Hydro	48.00	December 2037	June 2013
Governandor Jayme Canet Junior (Previously Mauá)	Paraná	Hydro	363.14	July 2042	November 2012
Amazonas GT
Aparecida	Amazonas	Thermal	166.00	July 2030	February 1984
Balbina	Amazonas	Hydro	249.75	March 2027	January 1989
Mauá	Amazonas	Thermal	260	July 2020	April 1973
Mauá 3	Amazonas	Thermal	590.75	November 2044	September 2017
Anamã	Amazonas	Thermal	2.17	November 2030	December 2018
Anori	Amazonas	Thermal	4.57	November 2030	December 2018
Caapiranga	Amazonas	Thermal	2.17	November 2030	December 2018
Codajás	Amazonas	Thermal	5.48	November 2030	December 2018

Concessions/Authorizations	State	Type of Plant	Installed Capacity	End of Concession	Began Service or Expect to Begin
			(MW)
Operational SPEs
Acauã	Bahia	Wind	6.00	April 2049	November 2019
Angical 2	Bahia	Wind	10.00	April 2049	September 2019
Arapapá	Bahia	Wind	4.00	April 2049	November 2019
Baguari	Minas Gerais	Hydro	140	August 2041	September 2009
Belo Monte	Pará	Hydro	11,233.10	August 2045	April 2016
Caiçara I e II, Junco I e II(6)	Rio Grande do Norte	Wind	93.00	July 2047	December 2015
Cerro Chato IV, V, VI, Ibirapuitã e Trindade	Rio Grande do Sul	Wind	25.20	February 2047	August 2015
Chuí 09	Rio Grande do Sul	Wind	17.90	May 2049	October 2015
Chuí I to V, and Minuano I and II	Rio Grande do Sul	Wind	144.00	April 2047	May 2015
Coqueirinho 2	Bahia	Wind	16.00	May 2049	September 2019
Dardanelos	Mato Grosso	Hydro	261.00	January 2043	August 2011
Foz de Chapecó	Rio Grande do Sul/Santa Catarina	Hydro	855.00	November 2036	October 2010
Geribatu I a X	Rio Grande do Sul	Wind	258.00	February 2047	February 2015
Jirau	Rondônia	Hydro	3,750.00	August 2043	September 2013
Mangue Seco 2	Rio Grande do Norte	Wind	26.00	June 2032	September, 2011
Papagaio	Bahia	Wind	10.00	May 2049	October 2019
Peixe Angical	Tocantins	Hydro	498.75	November 2036	June 2006
Retiro Baixo	Minas Gerais	Hydro	82.00	August 2041	March 2010
Santa Joana I(7)	Piauí	Wind	28.90	June 2049	January 2016
Santa Joana III(7)	Piauí	Wind	29.60	June 2049	March 2016
Santa Joana IV(7)	Piauí	Wind	28.90	May 2049	January 2016
Santa Joana V(7)	Piauí	Wind	28.90	June 2049	January 2016
Santa Joana VII(7)	Piauí	Wind	27.20	June 2049	January 2016
Santo Augusto IV(7)	Piauí	Wind	28.90	June 2049	February 2016
Santa Joana IX, X, XI, XII, XIII, XV e XVI(8)	Piauí	Wind	205.10	March 2049	July 2015
Santo Antônio	Rondônia	Hydro	3,568.3	June 2043	March 2012
São Manoel	Pará/Mato Grosso	Hydro	735.9	April 2049	December 2017
Serra do Facão	Goiás	Hydro	212.58	November 2036	July 2010
Sinop	Mato Grosso	Hydro	401.88	January 2050	September 2019
Tamanduá Mirim 2	Bahia	Wind	16.00	June 2049	November 2019
Teiú 2	Bahia	Wind	8.00	April 2049	November 2019
Teles Pires	Pará/Mato Grosso	Hydro	1,819.80	June 2046	November 2015
Três Irmãos(9)	SP	Hydro	807.50	September 2044	November 1993
Verace 24 to 27	Rio Grande do Sul	Wind	57.28	June 2049	November 2015
Verace 28 to 31	Rio Grande do Sul	Wind	57.28	June 2049	December 2015
Verace 34 to 36	Rio Grande do Sul	Wind	48.33	June 2049	December 2015
Corporate projects in development
Angra III	Rio de Janeiro	Nuclear	1,405.00	December 2065	November 2026
Casa Nova I A	Bahia	Wind	27.00	June 2054	October 2020
Santa Cruz	Rio de Janeiro	Thermal	150	Undefined	April 2021
SPE projects in development
Caititú 2	Bahia	Wind	10.00	April 2049	January 2020
Caititú 3	Bahia	Wind	10.00	April 2049	January 2020
Carcará	Bahia	Wind	10.00	April 2049	February 2020
Corrupião 3	Bahia	Wind	10.00	April 2049	February 2020
Jandaia	Ceará	Wind	27.00	August 2047	March 2020
Jandaia I	Ceará	Wind	24.00	July 2047	March 2020
Nossa Senhora de
Fátima	Ceará	Wind	30.00	August 2047	March 2020
São Clemente	Ceará	Wind	21.00	July 2047	March 2020
São Januário	Ceará	Wind	21.00	July 2047	March 2020

(1)	Ordinance MME 331 of August 14, 2018 - DOU August 15, 2018 – authorizes the termination of the contract (in its entirety) with the thermoelectric plant UTE Araguaia. Eletronorte, through CE-CRR-0118 dated June 20, 2018, requested that ANEEL reverse the termination of the contract granted to UTE Araguaia. However, the Association of Municipalities of Araguaia - AMA filed a Public Civil Action No. 2803-97.2018.811.008 against Eletronorte in the state court of Mato Grosso, and this court granted an injunction. Eletronorte, through CE-CRR-0144 dated August 7, 2018, requested that ANEEL delay the injunction. On October 11, 2018, Eletronorte filed a lawsuit before the Federal Court (Case No. 1021506-05.2018.4.01.3400) to discuss the matter which is still pending judgment. By determination of RD-0249/2019 of August 8, 2019, Eletronorte, through CE-CRR-0157/2019 of August 30, 2019, requested SCG/ANEEL to resume the proceedings seeking the reversal of the termination of the contract with UTE Araguaia, under the terms of MME Ordinance No. 331 of August 14, 2018.

(2)	ANEEL Authorization Resolution No. 7,010 of May 3, 2018, published in the DOU on September 5, 2018, authorizes the increase of the installed power of 30,300 kW to 42,800 kW, and extends the concession of UHE Curuá-Una for a period of 20 years, pursuant to paragraph 7 of art. 26 of Law No. 9,427 of 1996, as of the publication of this Resolution, subject to the start of commercial operation of the generating unit No. 4 until the expiration date of the current concession.

(3)	Eletronorte CEs CRR 028 and 085/2019 to SCG/ANEEL - granting term. Pursuant to Opinion No. 00389/2019/PFANEEL/PGF/AGU of September 4, 2019, it was granted a new authorization to operate the Senador Arnon Afonso Farias de Mello UTE, for a period of 35 (thirty five) years, pursuant to art. 28-A of REN 390/2009, with the beginning of the term counting from ANEEL Resolution No. 427, of November 1, 2000. ANEEL Resolution No. 427, of November 1, 2000, regulated the UTE Senador Arnon Afonso Farias de Mello and authorized its expansion. SCG/ANEEL has not yet delivered a decision.
(4)	Shared UHE, however, Furnas acquired its partner’s participation through energy purchase contracts - considering the physical guarantee and the total generation of each UHE.

(5)	ANEEL was requested to extend the concession according to the legal terms and deadline through the REQ.GCO.P.027.2013 application, of July 05, 2013. The concession remains in force.

(6)	The shares of the SPEs Caiçara I S.A., Caiçara II S.A., Junco I S.A. and Junco II S.A were merged into Vamcruz I Participações S.A.

(7)	The shares of the SPEs Santa Joana I, III, IV, V, VII and Santo Augusto IV Energias Renováveis S.A. were merged into Chapada do Piauí II Holding S.A.

(8)	The shares of the SPEs Santa Joana IX, X, XI, XII, XIII, XV and XVI Energia Renováveis S.A. were merged into Chapada do Piauí I Holding S.A.

(9)	Tijoá operates Três Irmãos pursuant to a special administration regime (Law No. 12,783/13) since October 2014.

Source: Eletrobras System

Types of Plants

Hydroelectric power plants accounted for 80.5%, 78.6% and 79.8% of our total power generated as of December 31, 2019, 2018 and 2017, respectively.

We also generate electricity through our thermal, nuclear, wind and solar plants. Thermal plants accounted for 6.0% of our total power generated as of December 31, 2019, compared to 7.0% as of December 31, 2018, and 5.7% as of December 31, 2017. Nuclear plants accounted for 11.1% of our total power generated as of December 31, 2019, compared to 11.6% as of December 31, 2018, and 11.8% as of December 31, 2017. Wind plants accounted for 2.3% of our total power generated as of December 31, 2019, compared to 2.9% as of December 31, 2018, and 2.7% as of December 31, 2017. Solar plants accounted for 1MW of all our installed capacity for the years 2019, 2018 and 2017 representing an insignificant percentage of our total power generated.

The following table sets out the total amount of electricity generated in the periods indicated, measured in megawatt hours by type of plant:

	As of December 31,
	2019	2018	2017
		(MWh)
Type of plant:

Hydroelectric(1)	117,016,392.04	105,899,762.71	106,935,182.08
Thermal	8,756,473.10	9,502,954.86	7,681,985.62
Nuclear	16,126,849.51	15,674,654.62	15,741,207.50
Wind	3,401,463.72	3,873,837.96	3,594,335.17
Total	145,302,380.51	134,951,210.15	133,952,710.38

(1)	Excluding electricity generated by Itaipu plant.

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

As of December 31, 2019, we owned and operated 35 hydroelectric plants. In addition, we hold a 50.0% interest in Itaipu, the other 50.0% of which is owned by a Paraguayan governmental entity and participations in the Peixe Angical (40.0%), Jirau (40.0%), Serra do Facão (49.5%), Retiro Baixo (49.0%), Foz do Chapecó (40.0%), Baguari (15.0%), Dardanelos (49.0%), Santo Antônio (43.1%), Teles Pires (49.22%), Três Irmãos (49.9%), Belo Monte (49.98%), São Manoel (33.3%) and Sinop (49.0%) plants. We have participations in the Serra Mesa (48.5%), Manso (70.0%) and Mauá (49.0%). The ONS is solely responsible for determining how much electricity each of our plants should generate per year. As of December 31, 2019, the total installed capacity of our hydroelectric plants was 46,258.65 MW (including 50.0% of Itaipu and our participations in the SPEs referred to above). The following table sets out information with respect to hydroelectric plants owned by us and with partners as of December 31, 2019 and for the year then ended:

	Installed (1) Capacity	Assured Energy (2)	Began Service
		(MW)
Hydroelectric plants:
Anta	28.00	15.90	August 2018
Baguari(3)	140.00	84.70	September 2009
Balbina	249.75	132.30	January 1989
Barra do Rio Chapéu	15.15	8.61	February 2013
Batalha	52.50	48.80	May 2014
Belo Monte (17)	11,233.10	4,571.00	April 2016
Boa Esperança (Castelo Branco)	237.30	135.90	April 1970
Coaracy Nunes	78.00	62.6	December 1975
Complexo de Paulo Afonso(4)	4,279.60	2,113.80	January 1955
Corumbá I	375.00	217.40	October 1996
Curemas	3.52	1.00	January 1957
Curuá-Una	30.30	24.80	January 1977
Dardanelos(5)	261.00	154.90	August 2011
Foz do Chapecó(6)	855.00	427.20	October 2010
Funil	216.00	115.00	March 1970
Funil (Chesf)	30.00	10.91	August 1962
Furnas	1,216.00	582.00	September 1963
Itaipu(7)	14,000.00	8,577.00	March 1985
Itumbiara	2,082.00	964.30	April 1980
Jirau(8)	3,750.00	2,214.00	September 2013
João Borges	19.00	10.14	July 2013
Luis Carlos Barreto (Estreito)	1,050.00	495.40	March 1969
Luiz Gonzaga (Itaparica)	1,479.60	911,10	June 1988
Manso (70%)(9)	210.00	87.80	November 2000
Marimbondo	1,440.00	689.70	October 1975
Mascarenhas de Moraes	476.00	289.50	April 1957
Gov. Jayme Canet Jr. (Previously Mauá)(10)	363.14	197.70	November 2012
Passo São João	77.00	41.10	March 2012
Pedra	20.01	3.74	November 1978
Peixe Angical(11)	498.75	280.50	June 2006
Porto Colômbia	320.00	186.00	June 1973
Retiro Baixo(12)	82.00	36.60	March 2010
Samuel	216.75	92.70	July 1989
Santo Antônio(13)	3,568.30	2,385.10	March 2012
São Domingos	48.00	36.40	June 2013
São Manoel(14)	735.84	430.40	December 2017
Serra da Mesa (48.5%)(9)	1,275.00	637.50	April 1998
Serra do Facão(15)	212.58	178.80	July 2010
Simplício	305.70	175.4	June 2013
Sinop(18)	401.88	242.80	September 2019
Sobradinho	1,050.30	504.50	November 1979
Teles Pires	1,819.80	930.7	November 2015
Três Irmãos(16)	807.50	217.50	November 1993
Tucuruí	8,535.00	4,019.10	December 1984
Xingó	3,162.00	2,042.40	December 1994

(1)	The installed capacity of Itaipu is 14,000 MW. Itaipu is equally owned by Brazil and Paraguay.
(2)	Assured energy is the maximum amount per year that each plant is permitted to sell in auctions/supply to the Interconnected Power System, an amount determined by ONS. Any energy produced in excess of assured energy is sold in the Free Market.
(3)	We own 15.0% of the Baguari plant. Figures in this table refer to the entire capacity/utilization of the plant.
(4)	Complexo de Paulo Afonso has five (5) plants.
(5)	We own 49.0% of the Dardanelos plant. Figures in this table refer to the entire capacity/utilization of the plant.
(6)	We own 40.0% of the Foz do Chapecó plant. Figures in this table refer to the entire capacity/utilization of the plant.
(7)	We own 50.0% of the Itaipu plant. Figures in this table refer to the entire capacity/utilization of the plant.
(8)	We own 40.0% of the Jirau plant. Figures in this table refer to the entire capacity/utilization of the plant.
(9)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.
(10)	We own 49.0% of the Mauá plant. Figures in this table refer to the entire capacity/utilization of the plant.
(11)	We own 40.0% of the Peixe Angical plant. Figures in this table refer to the entire capacity/utilization of the plant.
(12)	We own 49.0% of the Retiro Baixo plant. Figures in this table refer to the entire capacity/utilization of the plant.
(13)	We own 43.1% of the Santo Antônio plant. As of December 31, 2019, the installed operating capacity was 3,568.30 MW.
(14)	We own 33.3% of the São Manoel plant. Figures in this table refer to the entire capacity/utilization of the plant.
(15)	We own 49.5% of the Serra do Facão plant. Figures in this table refer to the entire capacity/utilization of the plant.
(16)	We own 49.9% of the Três Irmãos plant. Figures in this table refer to the entire capacity/utilization of the plant.
(17)	24 generator units in commercial operation that amounts to 11,233.10 MW.
(18)	Two generator units in commercial operation that amounts to 401.88 MW.

The following table describes the energy generated by the hydroelectric plants owned by us, the assured energy and the actual operational utilization as of December 31, 2019. We have converted the measurement of the assured energy to MWh so that we can compare it against the energy generated.

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	(MWh)		(%)
Hydroelectric plants:
Anta	139,284.00	122,556.41	88%
Balbina	1,158,948.00	1,182,293.14	102%
Barra do Rio Chapéu	75,423.60	59,813.19	79%
Batalha	427,488.00	230,922.67	54%
Boa Esperança (Castelo Branco)	1,190,484.00	1,031,368.54	87%
Coaracy Nunes	548,376.00	592,566.37	108%
Complexo de Paulo Afonso	18,516,888.00	6,840,702.71	37%
Corumbá I	1,904,424.00	1,280,481.84	67%
Curemas	8,760.00	46.91	1%
Curuá-Una	217,248.00	244,221.89	112%
Funil(Furnas)	1,007,400.00	712,782.43	71%
Funil (Chesf)	95,571.60	29,271.46	31%
Furnas	5,098,320.00	3,926,439.51	77%
Itumbiara	8,447,268.00	5,525,934.51	65%
João Borges	88,826.40	51,321.86	58%
Luis Carlos Barreto (Estreito)	4,339,704.00	3,348,396.31	77%
Luiz Gonzaga (Itaparica)	7,981,236.00	3,084,133.55	39%
Manso (70%)(2)	769,128.00	382,013.33	50%
Marimbondo	6,041,772.00	5,602,714.86	93%
Mascarenhas de Moraes	2,536,020.00	1,894,317.66	75%
Gov. Jayme Canet Jr. (Previously Mauá)(3)	1,731,852.00	766,294.91	44%
Passo São João	360,036.00	451,170.12	125%
Pedra	32,762.40	4,187.59	13%
Porto Colômbia	1,629,360.00	1,608,101.54	99%
Samuel	812,052.00	885,655.35	109%
São Domingos	318,864.00	240,594.20	75%
Serra da Mesa(2)	5,584,500.00	1,380,792.48	25%
Simplício	1,536,504.00	907,983.57	59%
Sobradinho	4,419,420.00	1,751,933.20	40%
Tucuruí	35,207,316.00	29,196,052.06	83%
Xingó	17,891,424.00	7,808,839.38	44%
Total	130,116,660.00	81,143,903.53	62%

(1)	Excluding (i) Itaipu, which is owned equally by Brazil and Paraguay; and (ii) any energy generated through our participation in SPEs.
(2)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of the plant.
(3)	We own 49.0% of the Mauá plant. Figures in this table refer to the entire capacity/utilization of the plant.

See “—Concessions” for information on the hydroelectric power plants operated by Chesf, Eletronorte and Furnas.

Hydroelectric utilities in Brazil are required to pay a royalty fee of 6.7% of the power generated to the Brazilian states and municipalities in which a plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources. Fees are established independently by each state and/or municipality as applicable and are based on the amount of energy generated by each utility and are paid directly to the states and municipalities. Fees for the states and municipalities in which we operate were RS$445 million for the year ended December 31, 2019, RS$367 million for the year ended December 31, 2018, and R$355 million for the year ended December 31, 2017. These fees are included as operating costs in our consolidated financial statements.

We have financed and intend to continue to finance these plants from cash flow from operations, future indemnification payments received pursuant to Law No. 12,783/13, receivables from loans granted to Itaipu and, if necessary, from financing obtained in the international capital markets and/or multilateral agencies as well as asset disposals.

Thermal Plants

As of December 31, 2019, we owned and operated seven thermal plants. Thermal plants include coal, oil and gas power generation units. The total installed capacity of our thermal plants was 1,770 MW as of December 31, 2019, compared to 2,403 MW as of December 31, 2018 and 2,634 MW as of December 31, 2017.

The following table sets out information regarding our thermal plants as of December 31, 2019:

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	(MWh)		(%)
Aparecida	1,340,000.00	1,196,495.28	91%
Araguaia(2)	-	-	-
Candiota III - Phase C	1,445,400.00	1,668,307.16	115%
Mauá	1,137,048.00	-	0%
Mauá 3	4,443,072.00	3,329,626.51	75%
Roberto Silveira (Campos)(3)	-	-	-
Santa Cruz(4)	2,460,158.68	2,002,857.84	81%
Total	10,799,678.40	8,310,200.21	77%

(1)	Generated Energy does not include energy generated through our participations in SPEs, neither through isolated system.
(2)	Ordinance MME 331 of August 14, 2018 - DOU August 15, 2018 – authorizes the termination of the contract (in its entirety) with the thermoelectric plant UTE Araguaia. Eletronorte, through CE-CRR-0118 dated June 20, 2018, requested that ANEEL reverse the termination of the contract granted to UTE Araguaia. However, the Association of Municipalities of Araguaia - AMA filed a Public Civil Action No. 2803-97.2018.811.008 against Eletronorte in the state court of Mato Grosso, and this court granted an injunction. Eletronorte, through CE-CRR-0144 dated August 7, 2018, requested that ANEEL delay the injunction. On October 11, 2018, Eletronorte filed a lawsuit before the Federal Court (Case No. 1021506-05.2018.4.01.3400) to discuss the matter which is still pending judgment. By determination of RD-0249/2019 of August 8, 2019, Eletronorte, through CE-CRR-0157/2019 of August 30, 2019, requested SCG/ANEEL to resume the proceedings seeking the reversal of the termination of the contract with UTE Araguaia, under the terms of MME Ordinance No. 331 of August 14, 2018.
(3)	UTE Roberto Silveira (Campos) is not in commercial operation.
(4)	ANEEL was requested to extend the concession according to the legal terms and deadline through the REQ.GCO.P.027.2013 application, of July 05, 2013. The conditions of this concession remain in force.

Each of our thermal plants operates on coal, gas or oil. The fuel for the thermal plants is delivered by road, rail, pipeline or waterway, depending on the location of the relevant plant.

We seek to operate our thermal plants at a consistent, optimal level in order to provide a constant source of electricity production. Our thermal plants are significantly less efficient and have significantly shorter useful lives, than our hydroelectric plants. We incurred gross expenditure for fuel purchased for energy production of R$2,107 million as of December 31, 2019, compared to R$1,185 million as of December 31, 2018, R$962 million as of December 31, 2017 and R$630 million as of December 31, 2016, which were reimbursed to us from the CCC Account in accordance with Law No. 12,111/09.

With the end of the sale process of our six distribution companies in April 2019, and with the resulting change of control of such companies, we have significantly decreased our reliance on reimbursements from the CCC Account. Currently, only Amazonas GT operates and generates energy in the Isolated System, and is reimbursed by the CCC Account for the generation costs that are above the average generation cost in a regulated environment. The Brazilian Government created the CCC Account in 1973 to establish financial reserves to cover the costs of acquiring fossil fuels to be used in the thermal plants of the Interconnected Power System.

In 1993, the scope of the CCC Account was extended to the Isolated System. Part of the costs of the acquisition of fuel for thermal generation in these remote areas of the northern region which were not included in the Interconnected Power System started to be reimbursed from funds from the CCC Account. The CCC Account was a charge of the Brazilian electricity sector that was paid for by all electricity distribution and transmission concessionaires in order to subsidize annual generation costs in areas not yet integrated with the Interconnected Power System, called Isolated Systems. The CCEE has managed the funds in the CCC Account since May 2017.

Since the enactment of Law No. 12,111/09, the reimbursement for the thermal plants located in the Isolated System is no longer related to the cost of fuel acquisition, but part of the total cost of generation to serve each electric system not included in the Interconnected Power System. With the enactment of Law No. 12,783/13, the portion referring to the CCC Account is no longer included in the final consumer tariff and, consequently, the collection of the annual contribution by the distributors no longer exists. The additional costs for the fuel used in the operation of thermoelectric plants began to be covered by funds from the CDE Account. The CDE Account is also used to reimburse the costs resulting from the acquisition of national mineral coal for thermal coal generation in the Interconnected Power System. We managed the CDE and CCC Accounts until May 2017, when the management of the funds was transferred to the CCEE in compliance with Law No. 13,360/16.

The following tables set forth information relating to the price paid and amount of fuel purchased for use in our thermal plants in the periods indicated:

	Year ended December 31,
	2019	2018	2017
	(R$ thousands)
Type of fuel
Coal	103,218	89,711	81,325
Light oil	3,914	1,730,291	1,518,439
Crude Oil	6,790	9,852	19,212
Gas	2,045,251	3,881,238	2,221,128
Others (tons)	78,447	71,946	33,504
Total	2,237,650	5,783,037	3,873,608

	Year Ended December 31,
	2019	2018	2017
Type of fuel
Coal (tons)	1,472,253	1,357,011	1,145,776
Light oil (liters)	927,000	458,688,400	452,639,001
Crude Oil (tons)	3,331	5,731	11,281
Gas (m3)	1,616,901,568	2,044,376,904	1,731,858,759
Others (tons)	107,643	89,331	73,133

Nuclear Plants

Nuclear power plants represent approximately 1.2% of the total installed electricity generation capacity in Brazil as of December 31, 2019. The ONS considers it important to have nuclear power plants in operation in Brazil. Pursuant to the Brazilian Constitution, the ownership and operation of nuclear power plants must remain a monopoly of the Brazilian state. Accordingly, we continue to own 99.9% of Eletronuclear.

Through Eletronuclear, we operate two nuclear power plants, Angra I, with an installed capacity of 640 MW and Angra II an installed capacity of 1,350 MW.

The following table sets out information regarding our Angra I and Angra II nuclear plants as of December 31, 2019 and for the year then ended:

	Installed Capacity	Generated Energy(1)	Assured Energy(2)	Began Service(3)
	(MW)	(MWh)
Nuclear plant:
Angra I	640.0	5,546,200.0	4,465,848.0	January, 1985
Angra II	1,350.0	10,582,700.0	10,553,172.0	September, 2000
Total	1,990.0	16,128,900.0	15,019,020.0

(1)       Gross Generated Energy.

(2)       For our nuclear plants, assured energy is defined by the MME.

(3)       Commercial operation in: Angra I — January 1985 and Angra II — September 2000.

Angra I operated at 98.2% capacity as of December 31, 2019 in line with industry standards. Accordingly, the gross generated energy of Angra I was 5,546,200.0 MWh until December 31, 2019. Angra I did not have a refueling and maintenance outage during 2019.

Angra II operated at 89.4% capacity as of December 31, 2019 in line with industry standards. Accordingly, the gross generated energy of Angra II was 10,582,700.0 MWh until December 31, 2019. Angra II had its refueling and maintenance outage during April and May 2019.

Both Angra I and Angra II utilize uranium obtained pursuant to a contract with Indústrias Nucleares Brasileiras, a Brazilian Government-owned company responsible for processing uranium used at our Angra I and Angra II nuclear plants. The fuel elements are shipped by truck to the nuclear plant and under the terms of the contract. Eletronuclear bears responsibility for the safe delivery of that fuel. To date, Eletronuclear (and the previous owner of Angra I - Furnas) has experienced no material difficulty in the transportation of fuel to Angra I and Angra II. On March 19, 2019 the convoy transporting fuel for recharging at the Angra II reactor passed through a public security concern on the route, with no consequences to nuclear safety. In addition, low-level nuclear waste (such as filters and certain resins) is stored in specially designed containers at an interim storage site on the grounds of the plants. As is the case with many other countries, Brazil has not yet created a permanent storage solution for nuclear waste. Spent nuclear fuel is stored in compact storage racks in the fuel pools inside nuclear power plants. An additional spent fuel dry storage solution is being installed on site and expected to be operational in 2021. The cost relating to the decommissioning of nuclear power plants Angra I and Angra II is included in note 23 to our Consolidated Financial Statements. In 2014, the National Safety Authority prepared a Preliminary Decommissioning Plan that supports the amount of this pension. The amount of this provision is supported by a Preliminary Decommissioning Plan duly presented by the National Safety Authority in 2014.

As of December 31, 2019, the decommissioning cost (at present value) of Angra I and Angra II, was R$1.8 billion and R$1.3 billion, respectively. We estimate the economic useful life of these plants to be 40 years. However, there are studies to extend the useful life of Angra I. Eletronuclear makes monthly provisions for the estimated present values of the decommissioning costs related to Angra I and Angra II to be paid to a federal fund managed by Banco do Brasil. The plant has a 40-year operating license, which expires in 2024. In October 2019, Eletronuclear filed with the CNEN the license renewal request for Angra I until 2044 according to US NRC standards. The amount of this provision is supported by a Decommissioning Cost Estimate (“DCE”) developed by Eletronuclear and applied to the National Safety Authority in 2018. The DCE is part of last version of Preliminary Decommissioning Plan.

Eletronuclear has an annual revenue established by ANEEL. In 2019 the annual revenue established by ANEEL was R$3,409 million. Approximately 50 Brazilian utilities have a quota obligation sourcing energy from Eletronuclear. These utilities are responsible for paying Eletronuclear revenue and their obligations were defined in ANEEL Resolutions No 2,499/18 and 2,509/18. ANEEL has also established incentive targets to help align Eletronuclear’s operations with Brazilian market expectation. The overall performance is measured by the difference between the energy delivery to the market in one year and the target defined by ANEEL in the same year. The incentive target resulted in revenues of R$79.5 million which were paid in 2019.

Eletronuclear started the construction of Angra III, a new nuclear plant, during the second half of 2009. On March 5, 2009 and May 31, 2010, the IBAMA and the CNEN issued, respectively, the installation license and the construction license for Angra III. The Angra III plant is estimated to have a generation capacity of 1,405 MW.

Construction stopped in 2015 when the media reported allegations of potential illegal activities by companies that provide services to Eletronuclear in relation to Angra III (see “Item 4.E. Information on the Company—Compliance—Independent Investigation” for further information). In addition, Eletronuclear failed to make certain capital contributions required by it under loan agreements with BNDES and Caixa Econômica Federal. Eletronuclear is continuing to make the minimum payments required to preserve the existing plant infrastructure and to maintain the equipment and materials already purchased out of receivables from Angra I and Angra II.

We estimate that the resumption of the project in sustainable conditions requires a further investment of approximately R$14.9 billion. If Eletronuclear receives the necessary funding and is in financial condition to invest further in the project, we believe Angra III could commence operations by the end of 2026. To achieve this, Eletronuclear hired Alvarez e Marsal — A&M in April 2018 to assist it in (i) structuring the necessary business model, (ii) the Angra III tariff review claim and (iii) the financial and operational structuring of a potential partnership with a foreign investor.

To make a partnership attractive for potential investors, Eletronuclear applied to the CNPE for a review of the tariff for Angra III. On October 9, 2018, the CNPE granted its request for a revised tariff (including taxes) of R$480 per MWh with a reference date of July 2018. In addition, the CNPE requested that the MME through the CPPI defines the exact business model to form the framework for the partnership. On July 16, 2019, a presidential decree was published, qualifying Angra III in the Investment Partnership Program. The same decree created an Interministerial Committee to guide the process of defining the business model to be effectively adopted. The Committee is made up of representatives of the MME, the Ministry of Economy (ME), the Investment Partnership Program (PPI), and the Presidential Institutional Security Office. Eletronuclear has also hired BNDES as a consultant in the ongoing evaluation of the business model for the completion of Angra III.

However, in order for any partnership and the resumption of the project to be successful, the financial condition of Eletronuclear has to improve significantly as the business model requires cash flows of almost R$60 million per month, or about R$0.7 billion per year to be invested by Eletronuclear in Angra III. In order to achieve this, Eletronuclear will be required to negotiate waivers from BNDES and Caixa Econômica Federal as well as renegotiate loan agreements required for the completion of the project.

We have recorded impairments in respect of Angra III. As of December 31, 2019, the amount of impairments, accumulated and recognized on our balance sheet, totaled R$4.5 billion. This included an additional provision for impairment in the amount of R$0.5 billion due to the revised forecasted date for operation. If work on Angra III does not resume in 2020, we may need to make additional provisions. For further information, see note 18 to our Consolidated Financial Statements and “Item 3.D Key Information—Risk Factors—Risks Relating to our Company—Until we complete the construction of our Angra III nuclear power plant, our financial condition and results of operations may be materially adversely affected.”

Sales of Electricity Generated

We sold R$23,055 million of electricity in the year ended December 31, 2019, compared to R$19,594 million of electricity in the year ended December 31, 2018 and R$20,457 million in the year ended December 31, 2017. These sales are made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers.

We sell energy in two marketing environments available in the Brazilian market. In the Free Market the contracts are freely agreed with energy traders, free consumers or other generators. In the Regulated Market the contracts are executed with the energy distributors and are agreed through public procurement auctions and bilateral contracts regulated by Amazonas GT. The following table sets forth our sales through auctions, maintenance and operating revenue and our sales through free market or bilateral contracts in the regions we served for the periods presented:

	Year Ended December 31,
	2019		2018		2017
	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)
Supply(1)	63,800,255	15,870,784	57,464,552	13,268,869	56,855,990	15,932,406
Provision	16,054,753	2,282,200	17,688,664	2,319,857	19,610,512	2,554,279
CCEE	-	1,353,218	-	1,296,526	-	1,006,114
Operating and maintenance revenues	65,275,583	3,549,019	65,268,132	2,708,451	67,944,067	2,198,347
Plants’ construction revenues	-	49,353	-	34,295	-	52,836
Return rate updates - Generation	-	-	-	-	-	0
Itaipu onlending	-	269,432	-	511,079	-	626,135

(1)       Our revenues (imports from Uruguay) are included in this line item.

With respect to supply contracts, the amount that we receive from each sale is determined on the basis of a “capacity charge” and “energy charge” (or, in some cases, both). A capacity charge is based on a guaranteed capacity amount specified in MW and is charged without regard to the amount of electricity actually delivered. The charge is for a fixed amount (and so is not dependent on the amount of electricity that is actually supplied). In contrast, an energy charge is based on the amount of electricity actually used by the recipient (and is expressed in MWh). Our purchases of Itaipu electricity, and our trade of Itaipu electricity to distributors, are paid for on the basis of a capacity charge (including a charge for transmission paid to Furnas). Some of our sales of electricity (through our subsidiaries Chesf and Eletronorte) to final consumers, especially to industrial customers, are billed on the basis of both a capacity charge and an energy charge. With respect to auction sales, as discussed in “The Brazilian Power Industry—Regulation under the Electricity Regulatory Law,” invitations to participate in auctions are prepared by ANEEL and, in the event that we are successful, we enter into sale and purchase contracts with the relevant distribution company for an amount of electricity that is proportionate to such company’s estimated demand over the contract period.

Proinfa

In 2002, the Brazilian Government established the Proinfa program to create certain incentives for the development of alternative sources of energy, such as wind energy projects, small hydroelectric power plants and biomass projects. As with some other social programs, we are involved in the administration of the Proinfa program.

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

Upon the adoption of IFRS 15, from January 1, 2018, we no longer record revenue from Proinfa as part of our revenues from generation (as we are deemed an agent, we began to offset revenues against related costs).

Transmission

In Brazil’s Interconnected Power System, the majority of hydroelectric plants are located away from the large centers of power consumption, and therefore, in order to reach consumers, an extensive transmission system has been developed. The system that provides energy at high voltages (from 230 kV to 800 kV, in AC and DC technologies) is known as the Main Grid. Additionally, there is a small portion of Brazil’s transmission system that is still isolated from the Interconnected Power System.

We own 64,138 km of transmission lines as of December 31, 2019, compared to 63,479 km as of December 31, 2018 and 63,833 km of as of December 31, 2017. Including private partnerships, we owned approximately 71,154 km in operation as of December 31, 2019, and 71,068 km in operation as of December 31, 2018. Total transmission lines in 2019 include 7,015 km related to the proportion of our stake in SPEs. For further information, see “—Lending and Financing Activities—Equity Participation.”

The following map shows the geographic location of our transmission system, as of December 31, 2019:

As of December 31, 2019, the total length of our transmission lines, by subsidiary, were:

	Total length	Voltage Levels
	(km)	(kV)
Furnas	20,458	25 — 765
Chesf	21,197	69 — 500
Eletrosul	11,077	69 — 525
Eletronorte	11,016	69 — 500
Amazonas GT	390	230

As of December 31, 2019, the total length of our transmission lines, by subsidiary and by voltage level, excluding partnerships, were:

	765 kV	±600 kV (DC)(1)	525/500 kV	345 kV	230 kV	138 kV	132/13.8kV	Total Length (km)
Company:
Chesf	—	—	5,629	—	14,850	463	255	21,197
Eletronorte	—	—	3,247	—	7,112	652	5	11,016
Eletrosul	—	—	3,643	—	5,447	1,918	69	11,077
Furnas	2,698	1,612	4,885	6,313	2,249	2,536	165	20,458
Amazonas GT	—	—	—	—	390	—	—	390
Total	2,698	1,612	17,404	6,313	30048	5,569	494	64,138

(1)	DC means “direct current.”

As of December 31, 2019, our transmission system was composed of approximately 64,894 kilometers of transmission lines with voltage levels equal to 230 kV or higher, including partnerships, corresponding to approximately 45.25% of the total transmission lines in the Main Grid. The following table presents this percentage by voltage level:

	±800 kV	765 kV	±600 kV (DC)(1)	525/500 kV	400 kV	345 kV	230 kV	Total
Entity:
Eletrobras	22.27	100.00	61.76	37.71	0.00	61.55	51.77	45.25
Other Companies	77.73	0.00	38.24	62.29	100.00	38.45	48.23	54.75
Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

(1)	DC means direct current.

Losses of electricity in our transmission system were, as of December 31, 2018, approximately 1.62% of all electricity transmitted in the system.

Transmission lines have a RAP which is set by ANEEL and takes into account the investment, operation and maintenance costs of a transmission project. The RAP is updated annually pursuant to the rules of ANEEL. Similar to the generation of concessions, a large part of our transmission concessions was renewed under Law No. 12,783/13 and began to be remunerated through operation and maintenance tariffs.

The amount of our RAP was R$11,493 million as of December 31, 2019, compared to R$10,765 million as of December 31, 2018.

Through our subsidiary, Furnas, we received 10,357,15 R$/MW per month (as of July 1, 2019) for the transmission of electricity generated by Itaipu. The transmission charge from the Itaipu power plant is used to remunerate Furnas for providing its transmission system available for the exclusive use of this power plant. This system comprises the 750 kV AC Itaipu/Ivaiporã and the ±600 kV DC Itaipu/Ibiúna transmission lines, that are not part of the Main Grid.

Net revenues from transmission represented 31.6% of total net revenues before eliminations among our segments for the year ended December 31, 2019, compared to 35.6% for the same period in 2018.

In addition to operating and maintaining its transmission system, in accordance with the standards of performance and quality required by ANEEL, we have actively participated in the expansion of the transmission system, through concessions conducted by ANEEL, through corporate ventures or partnerships.

The major transmission projects currently under development, are:

•	a 847 km long 500 kV transmission line, in the southeastern region of Brazil. The planned investment is R$2.76 billion (Sep/19) and the project is expected to be completed by the end of 2020;

•	a 715 km long 500 kV transmission line, in the northern region of Brazil. The planned investment is R$1.11 billion (Jan/12) and the project is expected to be completed in 2021; and

•	a 192 km long 230 kV transmission line, in the northeastern region of Brazil. The planned investment is R$257.37 million (Jun/19) and the project is expected to be completed by the end of 2020.

In 2019, we invested R$1,068 million in transmission activities, of which R$897 million was invested in our facilities, R$171 million was invested through partnerships with special purpose entities and R$203 million were invested in maintenance, representing 42% of the total investment budget for 2019 in transmission activities in the amount of R$2,516 million.

Distribution

Distribution of Electricity

In 2016, we had distribution companies operating in six Brazilian states through concessions granted by the Brazilian Government. During the Extraordinary General Meeting held on July 22, 2016, our shareholders decided that Cepisa, Ceal, Eletroacre, Ceron, Boa Vista Energia and Amazonas D should not renew their concessions for distribution of electricity in the country.

In July 2016, the MME issued MME Ordinance No. 388/16 which defined the parameters for the continued operation of the distribution companies following the expiration of the concessions.

In August 2016, the MME issued MME Ordinances No. 420, 421 422, 423, 424 and 425 making Amazonas D, Eletroacre, Ceron, Cepisa, Ceal and Boa Vista Energia responsible for providing electricity distribution services in their regions until the earlier of July 31, 2018 or the date of transfer to the new concessionaire. The MME postponed this deadline under Ordinance No. 246/18 until December 31, 2018 for Ceal, and under Ordinance No. 175/19 until April 15, 2019 for Amazonas D.

In 2016, Companhia Energética de Roraima, a company controlled by the state of Roraima, was not allowed to renew its electricity distribution concession and the MME made Boa Vista Energia responsible for the provision of electricity distribution services within Roraima as of December 31, 2016.

On November 29, 2016, ANEEL issued Normative Resolution No. 748/16, establishing the terms and conditions for the provision of the public electricity distribution service by the relevant distribution company, in accordance with article 9 of Law No. 12,783/13 and MME Ordinance No. 388/16. The Brazilian Government included Amazonas D, Eletroacre, Ceron, Cepisa, Ceal and Boa Vista Energia in the PPI and we received the privatization model of our distribution companies in November 2017.

On February 8, 2018, at our 170th Extraordinary Shareholders Meeting, our shareholders ratified their decision taken in 2016 to sell our six distribution companies, except we would retain one common share, as well as the assumption by us of these distribution companies’ rights to the CCC Account and the CDE Account of R$8.5 billion, as adjusted, as of the base date of June 30, 2017. The assets (and related liabilities) of Eletroacre, Ceron, Cepisa and Boa Vista Energia were classified as assets held for sale as of December 31, 2017, while those of Ceal and Amazonas D were classified as amounts held for sale as of December 31, 2018, in accordance with IFRS 5.

The sale of each distribution company was done through an auction on the B3. With respect to the sale of each distribution company, as of the date of sale one share of each distribution company was retained pursuant to CPPI Resolution No. 20/2018 for a period of six months, after which the pre-emptive right over 30% of the distribution companies’ total shares could be exercised; in addition, approximately 10% of the shares of each company were offered to current employees and retirees, and the remainder, if not sold, would be bought by the winner of the B3 auction; with respect to the right to increase our ownership interest by up to 30% in each company within six months from the date of the transfer, it was not exercised to any distribution company and the last share held by us was sold.

•	We auctioned our participation in Cepisa to Equatorial Energia for R$45.5 thousand (recognizing 100% of tariff flexibility losses and costs with people, materials, third party services and other expenses, in addition to the granting of a bonus of R$95 million) on July 26, 2018. We received CADE’s approval on August 27, 2018 and ANEEL’s approval on September 10, 2018 to consummate the sale. We entered into the share purchase agreement on October 17, 2018 and transferred 89.94% of our shares. The option to acquire up to 30% of Cepisa’s shares expired without us exercising this option.

•	We auctioned our participation in Eletroacre to Energisa for R$45.5 thousand (representing no gain) on August 30, 2018. We received CADE’s approval on September 27, 2018 and ANEEL’s approval on September 28, 2018 to consummate the sale. We entered into the share purchase agreement on December 6, 2018 and transferred 90.26% of our shares.

•	We auctioned our participation in Ceron to Energisa for R$45.5 thousand (representing no gain) on August 30, 2018. We received ANEEL’s approval on September 20, 2018 and CADE’s approval on September 25, 2018 to consummate the sale. We entered into the share purchase agreement on October 30, 2018 and transferred 90% of our shares.

•	We auctioned our participation in Boa Vista Energia to Oliveira Energia & ATEM Consortium for R$45.5 thousand (representing no gain) on August 30, 2018. We received CADE’s approval on October 17, 2018 and ANEEL’s approval on October 24, 2018 to consummate the sale. We entered into the share purchase agreement on December 10, 2018 and transferred 90% of our shares.

•	We auctioned our participation in Ceal to Equatorial Energia on December 28, 2018, for R$45.5 thousand (representing no gain). We received CADE’s approval on January 25, 2019 and ANEEL’s approval on February 19, 2019 to consummate the sale. We entered into the share purchase agreement on March 18, 2019 and transferred 89.94% of our shares.

•	We auctioned our participation in Amazonas D to Juruá Consortium for R$45.5 thousand (representing no gain) on December 10, 2018. We received CADE’s approval on March 20, 2019 and ANEEL’s approval on March 21, 2019 to consummate the sale. We entered into the share purchase agreement on April 10, 2019 and transferred 90% of our shares.

On April 30, 2018, we signed an assumption of debt agreement with Petrobras agreeing to guarantee: (i) R$8.0 billion in respect of Amazonas D, (ii) R$2.3 billion in respect of Ceron, (iii) R$0.5 billion in respect of Eletroacre, and (iv) R$0.3 billion in respect of Boa Vista Energia.

In respect of this guarantee we agreed to pledge the following receivables owed to us: (i) treasury credits in the amount of R$3.5 billion, (ii) receivables due from Eletropaulo in the amount of R$1.4 billion, (iii) receivables due from Eletronorte in the amount of R$0.6 billion, (iv) receivables due from Furnas in the amount of R$2.8 billion, (v) receivables due from the CCC Account in the amount of R$1.3 billion, (vi) receivables due from Amazonas GT in the amount of R$1.1 billion, and (vii) receivables due from Eletrosul in the amount of R$0.4 billion.

We obtained waivers of certain lenders in respect of the sale of our interests in the distribution companies and the related pledge of assets to certain creditors of the distribution companies on March 7, 2019. In addition, we solicited and obtained the consents of the holders of our 2019 Notes and our 2021 Notes pursuant to a consent solicitation permitting the pledge of certain assets to Petrobras.

Provisional Measure No. 879/19 authorizes the Brazilian Government to reimburse us for up to R$3.5 billion to cover debts from the state’s distribution companies for fuel expenses incurred in the past. The payment will be made through resources from the CDE Account until the year 2021, subject to budget and financial availability. Pursuant to this Provisional Measure, the resources available to the CDE Account to reimburse these amounts will come from the payment of a bonus for the granting of auctions or from other sources defined by the Ministry of Economy.

Following the CELG-D Privatization Auction in November 2016, Enel Brasil S.A. acquired CELG-D for R$2.19 billion, with a premium of 28.0% over the minimum price approved by our shareholders. On February 14, 2017, in connection with the sale, we received approximately R$1.07 billion from Enel Brasil S.A. for our total equity interest and, in the first offer, we received approximately R$0.7 million from the employees of CELG-D who exercised their right to purchase CELG-D’s shares. Therefore, we received approximately R$1.14 billion in aggregate from the sale of CELG-D.

Lending and Financing Activities

Loans Made by Us

Brazilian law allows us to only lend to our subsidiaries. Historically, Brazilian law allowed us to act as lender to our subsidiaries and to public energy utilities under our control. While certain of these companies are no longer subsidiaries nor in our group, the majority of our loans are to related parties. Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of our operations because most companies in the industry were state-owned, allowing us to engage in lending activities to them. However, as the result of privatization, the number of companies to whom we may lend has diminished and lending is no longer a significant aspect of our business. The total amounts we recorded on our balance sheet: R$14.2 billion as of December 31, 2019, R$13.9 billion as of December 31, 2018 and R$10.3 billion as of December 31, 2017. Of this total amount, loans to Itaipu accounted for R$5.8 billion as of December 31, 2019, R$8.0 billion as of December 31, 2018 and R$8.7 billion as of December 31, 2017.

Sources of Funds

We obtain funding for our lending activities from loans from financial institutions, offerings in the international capital markets and securities issued in the domestic market (debentures). As of December 31, 2019, our consolidated long-term debt exclusively associated with financings and loans was R$34,304 million. As of December 31, 2018, our consolidated long-term debt was R$42,306 million, compared to R$39,236 million as of December 31, 2017. The majority of our debt (approximately 97.27%) was denominated in U.S. dollars. In 2019, our debt denominated in U.S. dollars corresponded to 17.48 % of our total consolidated debt.

In February 2020, we launched a tender offer to repurchase our 2021 Notes. We funded the tender offer through a concurrent new issuance of U.S.$1,250 million bonds, which was segregated into two tranches, one maturing in five years in the amount of U.S.$500 million and the other maturing in ten years in the amount of U.S.$750 million. The funds received from the new issuance exceeded the actual settlement of the debt through the repurchase, which totaled U.S.$1,124 million.

As a result, the issuance impacted our dollar denominated debt with an increase of U.S.$126 million, or R$508 million as of December 31, 2019. This increases our indebtedness in foreign currencies, as of February 5, 2020 (the date of the new issuance and the settlement of the tender offer), to R$9.1 billion, or 21.5% of the total consolidated indebtedness, and our dollar denominated indebtedness to R$8.9 billion, or 21% of the total consolidated indebtedness. Further details of our borrowings are set out in “—Liquidity and Capital Resources—Cash Flows.”

In addition, we utilize borrowings from the RGR Fund to on-lend to our subsidiaries and other electricity companies. As of December 31, 2019, 2018 and 2017, we incurred interest at 5.0% in respect of borrowings from the RGR Fund and charge an average administrative fee of up to 0.9% on funds which we on-lend to subsidiaries and other entities.

February 2020 Notes Offering and Tender Offer

In February 2020, we launched a tender offer for our 2021 Notes followed by an offering of 3.625% notes due 2025 in an aggregate principal amount of U.S.$500 million and 4.625% notes due 2030 in an aggregate principal amount of U.S.$750 million. We repurchased U.S.$1,124 million of the 2021 Notes.

Equity Participation

We act as a minority participant in private sector generation and transmission companies and joint ventures. We are also authorized to issue guarantees for those companies in which we participate as an equity investor. We are constantly considering investments in a number of such companies, focusing primarily on those in line with our strategy of building on our core businesses of generation and transmission, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

The current participations that we have are in private sector generation, transmission and distribution companies and joint ventures. Participation is determined primarily on merit and profitability criteria based on our managerial controls.

During the first quarter of 2018, we sold 21.8% of the capital stock of Energisa Mato Grosso-Distribuidora de Energia (“Energisa MT”) representing 540,000 common shares and 3,559,000 preferred shares. We received R$35.7 million for the sale and currently hold 400,000 common shares of Energisa MT, corresponding to 0.19% of its capital stock.

On February 23, 2018, our Board of Directors approved the sale of interests owned by us and our subsidiaries Chesf, Furnas, Eletronorte and Eletrosul in 71 SPEs divided into eighteen lots. The corresponding auction took place on September 27, 2018 on the B3 and as a result we sold eleven of the eighteen lots offered to the market and raised R$1,296.9 million (as of December 31, 2018). The lots with wind generation SPEs located in Rio Grande do Sul, Piauí and Rio Grande do Norte and the lots with transmission SPEs in Goiás, Amazonas and Pará did not receive any bids. The sale of the SPEs is subject to approval by banks who are creditors of these companies, CADE, ANEEL and the non-exercise of pre-emption rights by the SPE’s shareholders. Of the R$1,296.9 (as of December 31, 2018) million sold at the auction, we have already received R$1,286.6 million for the 25 SPEs already transferred and we received R$44.8 million in January 2020 after the transfer of the remaining SPE, Companhia de Transmissão Centro Oeste de Minas S.A. Of the remaining 45 SPEs from the January 2018 auction, 39 of them, with a book value of R$1.5 billion (as of December 31, 2019), were put up for sale through the Competitive Sale Procedure (Procedimento Competitivo de Alienação) No. 01/2019, supported by Decree 9.188/17, grouped into six lots, five of them relating to wind power generation and one to transmission. We opened the sales process on July 30, 2019, received offers from bidders on October 31, 2019 and are currently negotiating with potential buyers.

The auctions for the sale of Amazonas D and Ceal took place on December 12, 2018 and December 28, 2018, respectively. In order to proceed with the sales, we made a capital contribution to Ceal, in the amount of R$50 thousand on February 28, 2019 and transferred our shares to Equatorial Energia S.A. on March 18, 2019. We also carried out a capital increase in Amazonas D, on March 3, 2019, in the amount of R$6,045 million. On April 10, 2019, we transferred our shares in Amazonas D to the new controlling shareholder, Consórcio Juruá (formed controlled by the companies Oliveira Energia Geração e Serviços LTDA. and ATEM’S Distribuidora de Petróleo S.A.).

On November 25, 2019, we transferred one common share of Ceal to Equatorial Energia S.A. as a result of the privatization process. Accordingly, we no longer hold any equity interests in Ceal.

On December 3, 2019, we transferred one common share of Amazonas D to the Juruá Consortium as a result of the privatization process. Accordingly, we no longer hold any equity interests in Amazonas D.

On March 27, 2019, we increased our share capital in Chapada do Piauí I Holding in the amount of R$6.8 million.

Our affiliate AES Tietê Energia undertook a capital increase through the subscription of further shares. In order to maintain our shareholding percentage of 7.94% in AES Tietê Energia, we subscribed for 446,785 shares for the amount of R$4,600 thousand on September 13, 2019.

At an Extraordinary Meeting, held on October 7, 2019, the shareholders of Hermenegildo III approved a capital increase in the amount of R$11.8 million through the payment of an AFAC. We participated in this capital increase through an AFAC in the amount of R$11.8 million, corresponding to 11,833,949 common shares. Following the capitalization of Hermenegildo III, our shareholding totaled 167,921,409 common shares, equivalent to 99.99% of the total capital of Hermenegildo III.

On December 17, 2019, we participated in the capital increase in Chapada do Piauí II Holding, contributing R$24.5 million. We also contributed R$19.6 million to Chapada do Piauí I Holding as part of its capital increase on December 26, 2019.

The table below shows the total percentage of our participation in all of our transmission lines as of December 31, 2019:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation
Belo Monte Transmissora de Energia S.A.	Transmission Line with ±800 kV Xingu - Estreito.	Eletronorte (24.5%)
Furnas (24.5%)
Fronteira Oeste Transmissora de Energia S.A.	Santo Ângelo/Maçambará	Eletrosul (51.0%)
Pinhalzinho/Foz do Chapecó, simple circuit, C1 and C2 Sectioning Alegrete 1 — Santa Maria 1
Pinhalzinho/Foz do Chapecó, simple circuit, C1 and C2 Sectioning Alegrete 1 — Santa Maria 1
Mata de Santa Genebra Transmissora S.A.	Itatiba — Bateias;	Furnas (49.9%)
Araraquara II — Itatiba;
Araraquara II — Fernão Dias
Paranaíba Transmissora de Energia S.A.	Barreiras II — Rio das Éguas;	Furnas (24.5%)
Rio das Éguas — Luziânia;
Luziânia — Pirapora II
TDG Transmissora Delmiro Gouveia S.A.	Transmission Line São Luiz II/ São Luiz III	Chesf (49.0%)

Transenergia Goiás S.A.	Serra da Mesa — Niquelândia; Niquelândia — Barro Alto	Furnas (99.0%)
Transnorte Energia S.A.	Eng. Lechuga (AM) — Equador (RR) e Equador (RR) — Boa Vista (RR), double circuit and Substations Equador (RR) Boa Vista (RR)	Eletronorte (49.0%)
Triângulo Mineiro Transmissora S.A.	Marimbondo II — Assis	Furnas (49.0%)
Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia — Brasília Leste;	Furnas (39.0%)
Samambaia — Brasília Sul;
Brasília Sul — Brasília Geral
Companhia de Transmissão Centroeste de Minas S.A.*	LT 345 kV Furnas - Pimenta - C2	Eletrobras (49.0%)
Goiás Transmissão S.A.	LT 500kV Rio Verde Norte - Trindade, CD; LT 230kV Trindade - Xavantes, CD; LT 230kV Trindade - Carajás, CS, & SE Trindade - 500/230 kV.	Furnas (49.0%)
IE Madeira - Interligação Elétrica do Madeira S.A.	Transmission associated to UHE Jirau and Sto. Antônio. LT +/- 600 kV Porto Velho - Araraquara 2 C1.	Furnas (24.5%) / Chesf (24.5%)

Lago Azul Transmissão S.A.	LT 230 kV Barro Alto - Itapaci	Furnas (49.9%)
MGE Transmissão S.A.	LT 500 kV Mesquita - Viana 2; LT 345 kV Viana 2 - Viana & SE Viana 2 - 500/345 kV.	Furnas (49.0%)
Transenergia Renovável S.A.	LT 230 kV Chapadão - Jataí, CD; LT 230 kV Barra dos Coqueiros - Quirinópolis, CS; LT 230 kV Palmeiras - Edéia, CS	Furnas (49.0%)
IEG - Interligação Elétrica Garanhuns S.A.	Construction of 716 km of transmission lines in the states of AL, PE and PB, and two new substations.	Chesf (49.0%)
STN - Sistema de Transmissão do Nordeste S.A.	LT 500 kV Teresina II (PI) - Sobral III (CE) - Fortaleza II (CE), with 546 Km.	Chesf (49.0%)

TSBE - Transmissora Sul Brasileira de Energia S.A.	LT 525kV Salto Santiago — Itá — Nova Santa Rita (494 km) LT 230kV Nova Santa Rita — Camaquã 3 — Quinta (291 km)	Eletrosul (100.0%)

TSLE - Transmissora Sul Litorânea de Energia S.A.	Construction of 489 km of transmission lines in the state of Rio Grande do Sul	Eletrosul (51.0%)

Norte Brasil Transmissora de Energia S.A.	LT Porto Velho / Araraquara 2, nº 2, in 600 kV, extension: 2.375 km — states of Rondônia, Mato Grosso, Mato Grosso do Sul, Goiás and Minas Gerais	Eletronorte (49.0%)
Manaus TR - Manaus Transmissora de Energia S.A.	LT Oriximiná / Silves / Lechuga, in 500 kV, extension: 586 km, states of Amazonas and Pará	Eletrobras (49.5%)

*       Sold as of the date of this annual report.

The table below shows an estimate of the total percentage of our participation in all our transmission substations as of December 31, 2019:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation
Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC,±800 kV, -4,000 MW, with Substation 500 kV Xingu;	Furnas (24.5%)
	Converter Station CA/CC, ±800 kV, 3,850 MW, with Substation 500 kV Narrow	Eletronorte (24.5%)
Fronteira Oeste Transmissora de Energia	Pinhalzinho, with 230/138 kV (ATF1);	Eletrosul (51.0%)
Pinhalzinho, with 230/138 kV (ATF 2 e ATF3);
Extension of Substations Maçarambá, Foz do Chapecó and Santo Angelo; Extension of Substation Santa Maria 3, 230/138 kV(4)
Mata de Santa Genebra Transmissora S.A.	Substation Santa Bárbara D’Oeste 440 kV, Static Compensation (-300+300) Mvar	Furnas (49.9%)
Substation Itatiba 500 kV, Static Compensator;
(-300,+300) Mvar.
Substation 500/440 kV Fernão Dias 1,200 MVA — 1º bank of capacitors
Substation 500/440 kV Fernão Dias 2,400 MVA
2nd and 3rd bank of capacitors
Triângulo Mineiro Transmissora S.A.	Substation Marimbondo II, 04 single-phase reactors 500 kV of 45.3 Mvar (each) and Substation Assis, 7 single-phase reactors 500 kV of 45.3 Mvar (each).	Furnas (49.0%)
Vale do São Bartolomeu Transmissora de Energia S.A.	Substation Brasília Leste, 6 single-phase transformers 500/138 of 180 MVA (each).	Furnas (39.0%)
Paranaíba Transmissora de Energia S.A.	500 kV Transmission Line in Substation Barreiras II, Rio das Éguas, Luziânia and Pirapora II.	Furnas (24.5%)
TDG Transmissora Delmiro Gouveia S.A.	Substation Aquiraz 2, 03 three-phase transformers 230/69kV, 150 MVA (each) and Substation Pecém 2, 9 single-phase autotransformers 500/230kV, 400 MVA (each)	Chesf (49.0%)
Transenergia Goiás S.A.	230 kV Transmission Line at Substation Serra da Mesa, Niquelândia and Barro Alto	Furnas (99.0%)
Transnorte Energia S.A.	SE Boa Vista, 2 three-phase autotransformers 500/230 kV de 400 MVA (each) and 1 static compensator 230 kV -120/150 Mvar.	Eletronorte (49.0%)
Caldas Novas Transmissão S.A.	SE Corumbá - 345/138 KV	Furnas (49.9%)
Goiás Transmissão S.A.	SE Trindade - 500/230 kV.	Furnas (49.0%)
IE Madeira - Interligação Elétrica do Madeira S.A.		Furnas (24.5%) / Chesf (24.5%)

Luziânia — Niquelândia Transmissora S.A.	SE Niquelândia, 230/69 kV	Eletrobras (49.0%)
SE Luziânia, 500/138 kV
MGE Transmissão S.A.	SE Viana 2 - 500/345 kV.	Furnas (49.0%)
Transenergia Renovável S.A.	SE Jataí; SE Quirinopóli	Furnas (49.0%)
Transenergia São Paulo S.A.	SE Itatiba	Furnas (49.0%)
IEG - Interligação Elétrica Garanhuns S.A.	Construction of approximately 716 km of transmission lines in the states of AL, PE and PB, and two new substations.	Chesf (49.0%)

TSLE - Transmissora Sul Litorânea de Energia S.A.	Construction of 489 km of transmission lines in the RS and 3 substations.	Eletrosul (51.0%)

TSBE - Transmissora Sul Brasileira de Energia S.A.	SE Salto Santiago; Itá; Nova Santa Rita; Camaquã 3; Quinta	Eletrosul (100.0%)
Manaus TR - Manaus Transmissora de Energia S.A.	SE Jauru - 500/230kV	Eletrobras (49.5%)

*       Sold as of the date of this annual report.

The table below shows the total percentage of our participation in generation assets as of December 31, 2019:

Special Purpose Company - SPE	Scope of Investment	Eletrobras Participation
Companhia Hidrelétrica Teles Pires S.A.	Teles Pires	Furnas (24.7%) / Eletrosul (24.7%)
Baguari Energia S.A.	Baguari	Furnas (30.6%)
Chapecoense Geração S.A.	Foz do Chapecó	Furnas (40.0%)
Empresa de Energia São Manoel S.A.	São Manoel	Furnas (33.3%)
Enerpeixe S.A.	Peixe Angical	Furnas (40.0%)
Retiro Baixo Energética S.A.	Retiro Baixo	Furnas (49.0%)
MESA — Madeira Energia S.A.	Santo Antônio	Furnas (43.1%)
Serra do Facão Energia S.A.	Serra do Facão	Furnas (49.5%)
Tijoá Participações e Investimentos S.A.	Três Irmãos	Furnas (49.9%)
Bom Jesus Eólica S.A.	Eólica Bom Jesus	Furnas (49.0%)
Cachoeira Eólica S.A.	Eólica Cachoeira	Furnas (49.0%)
São Caetano Eólica S.A.	Eólica São Caetano	Furnas (49.0%)
São Caetano I Eólica S.A.	Eólica São Caetano I	Furnas (49.0%)
São Galvão Eólica S.A.	Eólica São Galvão	Furnas (49.0%)
Pitimbu Eólica S.A.	Eólica Pitimbu	Furnas (49.0%)
Central Eólica Famosa I S.A.	Eólica Famosa I	Furnas (49.0%)
Central Eólica Pau Brasil S.A.	Eólica Pau Brasil	Furnas (49.0%)
Central Eólica Rosada S.A.	Eólica Rosada	Furnas (49.0%)
Central Eólica São Paulo S.A.	Eólica São Paulo	Furnas (49.0%)
Carnaúba I Eólica S.A.	Eólica Carnaúba I	Furnas (49.0%)
Carnaúba II Eólica S.A.	Eólica Carnaúba II	Furnas (49.0%)
Carnaúba III Eólica S.A.	Eólica Carnaúba III	Furnas (49.0%)
Carnaúba V Eólica S.A.	Eólica Carnaúba V	Furnas (49.0%)
Cervantes I Eólica S.A.	Eólica Cervantes I	Furnas (49.0%)
Cervantes II Eólica S.A.	Eólica Cervantes II	Furnas (49.0%)
Punaú I Eólica S.A.	Eólica Punaú I	Furnas (49.0%)
Energia dos Ventos V S.A.	Eólica São Januário	Furnas (100.0%)
Energia dos Ventos VI S.A.	Eólica Nossa Senhora de Fátima	Furnas (100.0%)
Energia dos Ventos VII S.A.	Eólica Jandaia	Furnas (100.0%)
Energia dos Ventos VIII S.A.	Eólica São Clemente	Furnas (100.0%)
Energia dos Ventos IX S.A.	Eólica Jandaia I	Furnas (100.0%)
Holding Brasil Ventos Energia S.A.		Furnas (100.0%)
Central Eólica Arara Azul Ltda.	Eólica Arara Azul	Furnas (90.0%)
Central Eólica Bentevi Ltda.	Eólica Bentevi	Furnas (90.0%)
Central Eólica Ouro Verde I Ltda.	Eólica Ouro Verde I	Furnas (90.0%)
Central Eólica Ouro Verde II Ltda.	Eólica Ouro Verde II	Furnas (90.0%)
Central Eólica Ouro Verde III Ltda.	Eólica Ouro Verde III	Furnas (90.0%)

Central Eólica Santa Rosa Ltda.	Eólica Santa Rosa	Furnas (90.0%)
Central Eólica Uirapuru Ltda.	Eólica Uirapuru	Furnas (90.0%)
Central Eólica Ventos de Angelim Ltda.	Eólica Ventos de Angelim	Furnas (90.0%)
Holding Itaguaçu da Bahia		Furnas (98.0%)
Geradora Eólica Itaguaçu da Bahia SPE S.A.	Eólica Itaguaçu da Bahia	Furnas (98.0%)
Geradora Eólica Ventos de Santa Luiza SPE S.A.	Eólica Ventos de Santa Luiza	Furnas (98.0%)

Geradora Eólica Ventos de Santa Madalena SPE S.A.	Eólica Ventos de Santa Madalena	Furnas (98.0%)
Geradora Eólica Ventos de Santa Marcella SPE S.A.	Eólica Ventos de Santa Marcella	Furnas (98.0%)
Geradora Eólica Ventos de Santa Vera SPE S.A.	Eólica Ventos de Santa Vera	Furnas (98.0%)

Geradora Eólica Ventos de Santo Antônio SPE S.A.	Eólica Ventos de Santo Antônio	Furnas (98.0%)
Geradora Eólica Ventos de São Bento SPE S.A.	Eólica Ventos de São Bento	Furnas (98.0%)

Geradora Eólica Ventos de São Cirilo S.A.	Eólica Ventos de São Cirilo	Furnas (98.0%)
Geradora Eólica Ventos de São João SPE S.A.	Eólica Ventos de São João	Furnas (98.0%)
Geradora Eólica Ventos de São Rafael S.A.	Eólica Ventos de São Rafael	Furnas (98.0%)
Acauã Energia S.A.	Eólica Acauã	Chesf (99.93%)
Angical 2 Energia S.A.	Eólica Angical 2	Chesf (99.96%)
Arapapá Energia S.A.	Eólica Arapapá	Chesf (99.9%)
Caititú 2 Energia S.A.	Eólica Caititú 2	Chesf (99.96%)
Caititú 3 Energia S.A.	Eólica Caititú 3	Chesf (99.96%)
Carcará Energia S.A.	Eólica Carcará	Chesf (99.96%)
Corrupião 3 Energia S.A.	Eólica Corrupião 3	Chesf (99.96%)
Teiú 2 Energia S.A.	Eólica Teiú 2	Chesf (99.95%)
Coqueirinho 2 Energia S.A.	Eólica Coqueirinho 2	Chesf (99.98%)
Papagaio Energia S.A.	Eólica Papagaio	Chesf (99.96%)
Tamanduá Mirim II Energia S.A.	Eólica Tamanduá Mirim II	Chesf (83.03%)
Vamcruz I Participações Holding S.A.		Chesf (49.0%)
Usina de Energia Eólica Junco I S.A.	Eólica Junco I	Chesf (49.0%)

Usina de Energia Eólica Junco II S.A.	Eólica Junco II	Chesf (49.0%)
Usina de Energia Eólica Caiçara I S.A.	Eólica Caiçara I	Chesf (49.0%)
Usina de Energia Eólica Caiçara II S.A.	Eólica Caiçara II	Chesf (49.0%)
Chapada do Piauí I Holding S.A.		Eletrobras (49.0%)
Ventos de Santa Joana IX Energias Renováveis S.A.	Eólica Santa Joana IX	Eletrobras (49.0%)
Ventos de Santa Joana X Energias Renováveis S.A.	Eólica Santa Joana X	Eletrobras (49.0%)
Ventos de Santa Joana XI Energias Renováveis S.A.	Eólica Santa Joana XI	Eletrobras (49.0%)
Ventos de Santa Joana XII Energias Renováveis S.A.	Eólica Santa Joana XII	Eletrobras (49.0%)
Ventos de Santa Joana XIII Energias Renováveis S.A.	Eólica Santa Joana XIII	Eletrobras (49.0%)
Ventos de Santa Joana XV Energias Renováveis S.A.	Eólica Santa Joana XV	Eletrobras (49.0%)
Ventos de Santa Joana XVI Energias Renováveis S.A.	Eólica Santa Joana XVI	Eletrobras (49.0%)
Chapada do Piauí II Holding S.A.		Eletrobras (49.0%)
Ventos de Santa Joana I Energias Renováveis S.A.	Eólica Santa Joana I	Eletrobras (49.0%)

Ventos de Santa Joana III Energias Renováveis S.A.	Eólica Santa Joana III	Eletrobras (49.0%)
Ventos de Santa Joana IV Energias Renováveis S.A.	Eólica Santa Joana IV	Eletrobras (49.0%)
Ventos de Santa Joana V Energias Renováveis S.A.	Eólica Santa Joana V	Eletrobras (49.0%)
Ventos de Santa Joana VII Energias Renováveis S.A.	Eólica Santa Joana VII	Eletrobras (49.0%)
Ventos de Santo Augusto IV Energias Renováveis S.A.	Eólica Santo Augusto IV	Eletrobras (49.0%)

ESBR - Energia Sustentável do Brasil S.A.	Jirau	Eletrosul (20%) / Chesf (20%)
Eólica Chuí IX S.A.	Parque Eólico Chuí 09	Eletrobras (99.99%)
Eólica Hermenegildo I S.A.	Parques eólicos Verace 24 a 27	Eletrobras (99.99%)
Eólica Hermenegildo II S.A.	Parques eólicos Verace 28 a 31	Eletrobras (99.99%)
Eólica Hermenegildo III S.A.	Parques eólicos Verace 34 a 36	Eletrobras (99.99%)
Chuí Holding S.A.		Eletrobras (78%)
Eólica Chuí I S.A.	Parque eólicos Chuí I	Eletrobras (78%)
Eólica Chuí II S.A.	Parque eólicos Chuí II	Eletrobras (78%)
Eólica Chuí IV S.A.	Parque eólicos Chuí IV	Eletrobras (78%)
Eólica Chuí V S.A.	Parque eólicos Chuí V	Eletrobras (78%)

Eólica Chuí VI S.A.	Parque eólicos Chuí VI	Eletrobras (78%)
Eólica Chuí VII S.A.	Parque eólicos Chuí VII	Eletrobras (78%)
Santa Vitória do Palmar Holding S.A.		Eletrobras (78%)

Eólica Geribatú I S.A.	Parque eólico Geribatu I	Eletrobras (78%)
Eólica Geribatú II S.A.	Parque eólico Geribatu II	Eletrobras (78%)
Eólica Geribatú III S.A.	Parque eólico Geribatu III	Eletrobras (78%)
Eólica Geribatú IV S.A.	Parque eólico Geribatu IV	Eletrobras (78%)
Eólica Geribatú V S.A.	Parque eólico Geribatu V	Eletrobras (78%)
Eólica Geribatú VI S.A.	Parque eólico Geribatu VI	Eletrobras (78%)
Eólica Geribatú VII S.A.	Parque eólico Geribatu VII	Eletrobras (78%)
Eólica Geribatú VIII S.A.	Parque eólico Geribatu VIII	Eletrobras (78%)
Eólica Geribatú IX S.A.	Parque eólico Geribatu IX	Eletrobras (78%)
Eólica Geribatú X S.A.	Parque eólico Geribatu X	Eletrobras (78%)
Livramento Holding S.A.		Eletrosul (78%)
Eólica Cerro Chato IV S.A.	Parque eólico Cerro Chato IV	Eletrosul (78%)
Eólica Cerro Chato V S.A.	Parque eólico Cerro Chato V	Eletrosul (78%)
Eólica Cerro Chato VI S.A.	Parque eólico Cerro Chato VI	Eletrosul (78%)
Eólica Cerro dos Trindade S.A.	Parque eólico Cerro Trindade	Eletrosul (78%)
Eólica Ibirapuitã S.A.	Parque eólico Ibirapuitã	Eletrosul (78%)
Norte Energia S.A.	Belo Monte	Eletronorte (19.98%) / Chesf (15%) / Eletrobras (15%)

Companhia Energética Sinop S.A.	Sinop	Eletronorte (24.5%) / Chesf (24.5%)
EAPSA - Energética Águas da Pedra S.A.	Dardanelos	Eletronorte (24.5%) / Chesf (24.5%)
Amapari Energia S.A.	Serra do Navio	Eletronorte (49%)
IGESA / EGASUR - Inambari Geração de Energia S.A.	Inambari	Furnas (19.6%) / Eletrobras (29.4%)
Rouar S.A.	Rouar	Eletrobras (50%)
Mangue Seco 2	Eolica Mangue Seco 2	Eletrobras (49%)

*       SPEs sold as of the date of this annual report.

International Activities

In 2019, we continued our international strategy, seeking to develop projects related to regional integration and renewable energy generation in Latin America. Accordingly, we are further conducting studies to evaluate the hydroelectric potential at the border with Bolivia and Argentina and the related interconnection, in addition to studies about the integration of inter-regional transmission systems involving Brazil, Guyana, French Guyana and Suriname. Simultaneously, we maintain our energy supply contracts with Uruguay and Venezuela.

Arco Norte Project (Brazil, Guyana, French Guiana and Suriname)

We have advanced the feasibility studies related to the Arco Norte Project recently. This project is a transmission system of approximately 1,900 km that will allow the transfer of energy through new generation ventures among Brazil, Guyana, Suriname and French Guiana. The pre-feasibility studies were sponsored and coordinated by the Inter-American Development Bank and were concluded in November 2016. In June 2017, the countries involved signed the “Declaration of Paramaribo” in which they decided to proceed with additional studies in order to further advance the project. Certain bilateral studies were performed, and the results were presented in a technical meeting held in June 2018, in Georgetown, Guyana. The conclusions of the studies will support a high-level meeting expected for the second half of 2020, where the next steps of the project will be decided.

Bolivia

Through a partnership established between us, Empresa Nacional de Electricidad (“ENDE”) and CAF, the company Worleyparsons Engenharia S.A. was hired to carry out studies in part of the Madeira River basin to evaluate the hydroelectric potential along the Brazilian and Bolivian border. The feasibility studies have begun and are expected to finish by 2020. Additionally, we and ENDE are proceeding with other studies to evaluate the conditions for electric interconnection between Brazil and Bolivia in order to allow energy exchange. On May 30, 2018, we, ENDE and the Inter-American Development Bank entered into a technical cooperation agreement to select a consultant to perform studies related to the electrical integration between Bolivia and Brazil. A consortium formed by Sigla S.A, Universidad Pontificia Comillas and MRC Consultants and Transaction Advisers S.L, was hired to carry out the studies for the interconnection initiated in June 2019. We expect these studies to be finished by November 2020.

Uruguay

The partnership between us and the Uruguayan state-owned company Administración Nacional de Usinas y Transmisiones Elétricas (“UTE”), led to the development of the wind farm Artilleros (Wind Park Artilleros - 65MW). This project received its permanent qualification as part of Uruguay’s electric power network in 2016. We also received the authorization to import electricity from Uruguay and, since 2016, have been responsible for selling power from Uruguay in the Brazilian market.

Venezuela

On April 11, 1997, Eletronorte entered into a contract, with us as the Guarantor, for the supply of electricity to the Brazilian state of Roraima with the Venezuelan company C.V.G. Eletrificación del Caroni, CA-Edelca (which was later incorporated into Corporación Eléctrica Nacional S.A. - Corpoelec) (“Corpoelec”). The contract has a 20-year term from July 15, 2001, the beginning of the commercial operation of the Brazil-Venezuela interconnected transmission line. Since then, the capital of Roraima, which is the only Brazilian capital not yet connected to the Brazilian Interconnected Power System, has been supplied with electric power from Venezuela.

In 2018 Eletronorte faced operational difficulties in processing the payments to Corpoelec. Nevertheless, during the first semester of 2019, the company paid off all its debts.

In addition, since March 2019, the energy supply from Venezuela has been interrupted by Corpoelec without any communication nor justification, in an unilateral way. The MME launched new auctions on May 31, 2019 to supply renewable energy aiming to reduce Roraima’s energy problems.

For further information about our relationship with Corpoelec, see “Item 3.D. Key Information—Risk Factors—Risks relating to our Company—Economic and political instability and uncertainties in Venezuela may adversely affect our reputation and operations.”

Environmental

General

Environmental issues can significantly impact our operations. For example, large hydroelectric plants can cause the flooding of large areas of land and the relocation of large numbers of people. The Brazilian Constitution gives the Brazilian Government and the state and local governments power to enact laws designed to protect the environment and to issue regulations under such laws. While the Brazilian Government has the power to promulgate general environmental regulations, state and local governments have the power to enact more stringent environmental regulations.

Environmental liabilities may arise in the civil, administrative and criminal spheres, with the application of administrative and criminal sanctions, in addition to the obligation to repair the damages caused. The absence of a conviction or sanction in one of the spheres does not necessarily exonerate the agent from liability in the remaining spheres.

A person or entity who fails to comply with certain environmental laws and regulations, upon a faulty action or omission, may incur in criminal liability, according to Law No. 9,605/1998 (the Law on Environmental Crimes or Lei de Crimes Ambientais). Criminal sanctions applicable to legal entities may include fines and restriction of rights, whereas, for individuals, they may include imprisonment, which can be imposed against executive officers and employees of companies that commit environmental crimes.

Any of these failures may also subject us to administrative penalties such as fines, suspension of public agency subsidies or injunctions requiring us to discontinue, temporarily or permanently, the prohibited activities. Decree No. 6.514/2008 specifies the administrative penalties applicable to each type of environmental infraction, setting fines that vary between a minimum of R$50.00 and a maximum of R$50 million, as well as suspension of operations, in cases involving high environmental risk or damage, among others.

In the civil sphere, civil liability is established through the National Environmental Policy (Política Nacional do Meio Ambiente), established by the Law No. 6,938/1981, which institutes strict liability for the matter — i.e. it is independent of the existence of fault. Therefore, it is sufficient to prove the damage and the causal connection between the damage and the activity of a company for the characterization of the obligation of environmental redress.

Whoever gave cause to environmental damage, irrespective of the existence of fault, has to indemnify or repair the damages caused to the environment and to third parties affected by its activities. Civil environmental liability is attributed to whomever is responsible, individual or legal entity, directly or indirectly, for the activity which causes environmental degradation, in accordance with Law No. 6,938/1981.

Environmental legislation provides for the joint and several liability between the polluters. The victim affected by the environmental damage and/or the person authorized by law is not obliged to sue all polluters in the same lawsuit. One of them can be chosen among all polluting entities —for example, the one having the better economic situation. The polluter sued will be entitled to the right of recourse against the remaining polluters.

In theory, the shareholders of a corporation may also be held liable for the indemnification of the harm caused by their corporation to the environment and to pay for environmental damage if the entity responsible for the damage is deemed to be an obstacle for the redressing of the damage. However, this legal provision was recently disregarded. The Mariana mining accident involving Samarco represented a milestone in the applicability of civil environmental liability. We believe that the courts could continue to apply environmental liability in the same manner as they did in the Mariana mining accident.

The Mariana case allowed for the inclusion of shareholders as defendants without piercing of the corporate veil in lawsuits seeking compensation for environmental damages. The shareholders of Samarco, BHP Billiton and Vale S.A. were included as defendants along with Samarco (the mine operator) in the lawsuits. The plaintiffs were not required to prove the lack of resources of Samarco to as a condition to seek compensation from the shareholders. This case could have implications for us to the extent our subsidiaries or affiliates were accused of environmental damages.

In order to build a hydroelectric plant, Brazilian electricity companies must comply with a number of environmental safeguards. For projects for which the environment impact is considered significant, such as generation projects with an output above 10 MW together with certain other environmentally sensitive projects, first, a full scope EIA must be prepared by external experts making recommendations as to how to minimize or compensate the impact of the project on the environment. The study, together with a specific environmental impact assessment report (Relatório de Impacto Ambiental, “RIMA”) on the project is then submitted to federal, state or local governmental authorities, depending on the projected impact, for analysis and approval. Such study and report are used for the environmental licensing of the project, which is generally carried out by means of a three-stage licensing process, which comprises (i) a license to attest the feasibility of the project (Licença Prévia), (ii) a license to begin the construction work (Licença de Instalação), and (iii) a license to operate the project (Licença de Operação).

Environmental Licensing

The purpose of environmental licensing is to ensure the quality of life of the population and continuous monitoring of human activities that generate impacts on the environment. Brazilian law requires that licenses be obtained for construction, installation, expansion and operation of any facility that utilizes environmental resources, causes environmental degradation, or pollutes or has the potential to cause environmental degradation or pollution.

Failure to obtain and comply with an environmental license to construct, implement, operate, expand or enlarge an enterprise that causes environmental impact, such as the energy plants operated and in implementation by EBR, may subject us to administrative sanctions, such as the suspension of operations, and fines, as well as criminal sanctions, which include fines, imprisonment for individuals and restriction of rights for legal entities.

Each license is valid for a specific term, provided that the license must be renewed in advance to its expiration. Pursuant to Complementary Law No. 140, of December 8, 2011, the request for the renewal of an environmental license must be filed 120 days before its expiration date, so that it remains valid until the licensing authority issues its final manifestation (renewing the license or denying such request).

Resolution No. 1, enacted on January 23, 1986, issued by the National Environmental Council (Conselho Nacional do Meio Ambiente, or “CONAMA”), requires that an environmental impact assessment is undertaken, and a corresponding environmental impact assessment report is prepared, for all major electricity generation facilities built in Brazil after February 17, 1986. Facilities built prior to that year do not require these studies, but must obtain corrective environmental operation licenses, which can be requested by filing a form containing specific information regarding the facility in question.

Under Resolution No. 6. of September 16, 1987, obtaining the corrective licenses for power generation and distribution projects which began operations before February 1986 requires the presentation to the competent environmental body of an environmental report containing the description of: (i) the project, (ii) the environmental impacts arising from such project and also (iii) the mitigating and compensatory measures adopted or that are in the process of being adopted by the organization carrying out the project.

Also, Law No. 9,605, enacted on February 12, 1998, and Decree No. 6,514/2008 stipulate criminal and administrative penalties for facilities that operate without environmental licenses. In 1998, the Brazilian Government issued Provisional Act No. 1,710 (currently Provisional Act No. 2,163-41/2001), which allows project operators to enter into agreements with the relevant environmental regulators in order to comply with Law No. 9,605/1998.

As of December 31, 2019, our subsidiary Eletronuclear operates two nuclear power plants in the state of Rio de Janeiro, Angra I and Angra II, and a third nuclear power plant, Angra III, is under construction. Because Eletronuclear initiated its activities before the enactment of environmental legislation on environmental licensing, Angra I was licensed by the CNEN under the nuclear and environmental regulations in effect at that time. Currently, Brazilian law requires the issuance of: (i) an authorization for nuclear enterprises by CNEN; and (ii) an environmental license issued by IBAMA.

Regarding the environmental licenses, a study group formed by the MPF, CNEN, IBAMA, the Fundação Estadual de Engenharia do Meio Ambiente (which was one of the environmental authorities in the state of Rio de Janeiro, currently unified in one single entity named Instituto Estadual do Ambiente), we and Eletronuclear signed a conduct adjustment agreement (termo de ajustamento de conduta) (“TAC”) pursuant to which the guidelines for the environmental licensing update procedure should be established. Angra II has obtained all the environmental licenses necessary for its operations, but the MPF challenged its renewal, which it conditioned to the compliance with a TAC pursuant to which Eletronuclear should implement a program in order to improve emergency plans, environmental monitoring programs and effluents treatment systems. Unless the aforementioned obligations are met, IBAMA and CNEN should abstain from issuing any licenses or authorizations for the operation of Angra II. An assessment comprising the satisfaction of the TAC was issued by IBAMA in June 2006. After evaluation of the status of completion of these conditions, IBAMA issued a report concluding that all technical conditions compiled in the TAC were satisfied. In March 2014, IBAMA issued a unified operation license for the nuclear installations in operation at the Central Nuclear Almirante Álvaro Alberto, Angra I, Angra II and the Radwaste management center (including initial storage facilities), which is valid until March 2024.

For the environmental licensing of Angra III, Eletronuclear has to comply with the conditions set forth in LP No. 279/08 and the LI No. 591/09 granted by IBAMA. Eletronuclear entered into commitment agreements with the municipalities of Angra dos Reis in October 2009 and Paraty and Rio Claro in February 2010. As established in these commitment agreements, Eletronuclear has to implement public policy projects in the environmental, civil defense, social assistance, education, construction and public services, economic activities, health, sanitation and cultural areas of these municipalities until the commencement of operations at Angra III in January 2026. In the event Eletronuclear does not comply with the TACs, it may ultimately not obtain the operating license for the Angra III plant.

Regarding CNEN’s license, both nuclear power plants currently have their own authorization for permanent operation (autorização de operação permanente) (“AOP”). The AOP of Angra I will expire in August 2024, and the AOP of Angra II will expire in June 2041.

Eletronuclear is strictly liable for nuclear accidents as an operator of nuclear plants in Brazil. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Company—We may be liable for damages, subject to further regulation and have difficulty obtaining financing if there is a nuclear accident involving our subsidiary Eletronuclear.”

Energy Conservation

Over the past 20 years, the Brazilian Government has implemented a number of actions directed to energy conservation on the electricity sector. The Brazilian Government normally finances these actions and we administer them. The most important project in this area is the Procel.

The Procel program was created in 1985 to improve energy efficiency and rationalization of the use of natural resources throughout Brazil. MME coordinates the program and we are responsible for its execution. The main objective of the Procel program is to encourage cooperation among various sectors of Brazilian society to improve energy conservation both on the production and consumer sides.

Alternative Electricity Sources

In 2002 the Brazilian Government created the Proinfa program (the program for the development of alternative electricity sources), with the objective of diversifying the Brazilian energy matrix by searching for regional solutions with the use of renewable energy sources.

Environmental Legal Reserves

Under Article No. 12 of Law No. 12,651, of May 25, 2012 (the new “Brazilian Forest Code”), a Legal Reserve (Reserva Legal) is an area located inside a rural property that is necessary for the sustainable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity or for shelter or protection of native fauna and flora. As a general rule, all rural properties have to preserve an area as a Legal Reserve, covered with native vegetation. However, Article 12, paragraph 7 of the new Brazilian Forest Code establishes that a Legal Reserve will not be required for areas acquired or expropriated by the holder of a concession, permission or authorization to exploit hydroelectric power potential, in which projects for electric power generation, or electricity substations or transmission or distribution lines are operating.

The approval of the new Brazilian Forest Code and the exclusion of the hydropower projects from the need to record a Legal Reserve settled this issue allowing for the continuation of the environmental licensing process of the company, for the acquisition of the pending Operation Licenses.

Permanent Preservation Areas

The State Law of Minas Gerais No. 20,922, enacted on October 16, 2013 determines preparation and approval of the Environmental Plan for Conservation and Use of Artificial Reservoir Surroundings (Pacuera) as a condition for the grant of Operational Licenses. This requirement is now incorporated into the proceedings for obtaining Corrective Licenses and renewal of Operational Licenses.

Compensation Measures

Pursuant to Law No. 9,985, enacted on July 18, 2000, and to Decree No. 4,340, enacted on September 22, 2002, companies whose project results in major environmental impacts are required to invest in and maintain conservation units in order to mitigate those impacts. Conservation units include ecological stations, biological reserves, national parks and relevant ecological interest areas. A competent environmental body stipulates the environmental compensation for each company depending on the specific degree of pollution or damage to the environment.

Decree No. 6,848/2009, enacted on May 14, 2009, regulates the methodology for deciding these compensation measures, stipulating that up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact must be applied in such compensation measures.

Pursuant to federal law and a recent decision by the STF, such percentage ranges from zero to 0.5%. However, in the state of Rio de Janeiro, the state determined that the compensation percentage will range from 0.5% to 1.1%. Therefore, due to the incoherence between the state law and the federal law, this amount may be judicially challenged or changed by the competent authority by publication of a further law. Since the early 1980’s, the Brazilian electricity sector has endeavored to improve its treatment of the social and environmental aspects of power project planning, implementation and operation. In general, our generation subsidiaries are in compliance with applicable environmental regulations in Brazil, and the environmental policies and guidelines of the electricity sector. Some of our generation and transmission enterprises are exempted from the environmental licensing procedure, due to the fact that their operation started before the applicable environmental legislation that requires the environmental license procedure. Nevertheless, some environmental authorities have issued notices of infractions alleging the absence of environmental licenses.

In addition to the environmental compensation referred to above, forest compensations for cleaning of electricity tower paths and accesses in which vegetation has been suppressed are routine.

Other environmental requirements can become applicable due to the impacts of various projects; such requirements could include obtaining water grants, the structuring and operation of programs to monitor fauna and flora of regions surrounding the facilities of the electricity system, environmental education programs, and programs for recovery of degraded areas (Programas de Recuperação de Áreas Degradadas).

The Brazilian Power Industry

General Provisions

According to MME Ordinance No. 520/18, the MME approved a ten-year expansion plan (plano decenal de expansão de energia elétrica) (“PDE 2027”), which provides guidance to the Brazilian Government and to all agents in the Brazilian energy industry in order to ensure that there is a sustainable supply of energy in Brazil, including electricity, taking into consideration environmental needs, the Brazilian economy and a business’ technical capabilities.

The studies carried out in the PDE 2027 include a plan for the next ten years and are subject to annual reviews which take into account, among other aspects, changes in the forecast for the growth of electricity consumption and the re-evaluations of the economical and operational feasibility of the generation projects, as well as the estimates regarding the expansion of transmission lines.

According to ANEEL, Brazil had a total installed capacity of 170 GW as of December 31, 2019 when taking into account the Interconnected Power System generating units, the power generators installed in the Isolated System and individually-owned generators.

Currently, the Interconnected Power System is divided into four electric sub-systems: South-East/Mid-West, South, North-East and North.

In addition to the Interconnected Power System, there are also the Isolated System, which is constituted by all systems that are not part of the Interconnected Power System and which are generally located in the Northern and North-Eastern regions of Brazil. In the Isolated System, electricity is generated by coal-fired and oil-fueled thermal plants which are not environment friendly and have a generation cost three to four times higher than, for instance, electricity generated by hydro-electric power stations.

The CCC Account was introduced by article 13, III of Law No. 5899/73, as amended, to generate financial reserves to distribution companies and specific generation companies (all of which have to make annual contributions to the CCC Account) in order to cover some of the operational costs of thermoelectric plants in the event of adverse hydrological conditions, and also, as provided in Law No. 12,111/09, to subsidize the electricity generated by the Isolated Systems in order to reduce charges.

There is currently a significant discrepancy between charges paid by consumers in the Northern and Northeastern regions when compared to those in the Southern/South-Eastern regions.

Accordingly, the PDE 2027 further intends to integrate the Isolated System with the Interconnected Power System. Such integration would be carried out through the construction of the transmission lines of Lechuga/Equador/Boa Vista, with 716 km (500kV) expected to be concluded by 2024, Oriximiná/Jururti of 138 km (230 kV), Rio Branco/Feijó/Cruzeiro do Sul (230kV), and substation Caladinho II (230/138 kV) in the region of Humaitá.

Pursuant to the EPE’s 10-year plan, Brazil’s total installed power generation capacity is projected to increase to 216 GW by 2027, of which 171 GW is projected to be produced by hydroelectric plants, including the Itaipu plant and other renewable sources, 32 GW to be produced by non-renewable sources and 13 GW be produced by alternatives.

The Brazilian Government has already confirmed the development of a Transmission Line in order to integrate Roraima in the Interconnected Power System, by means of the construction of a Boa Vista (Roraima) — Manaus (Amazonas) transmission facility. All activities under the responsibility of our companies were carried out or are being executed, especially the preliminary services (topography, forest inventory and archeology) necessary for environmental licensing. The Brazilian Government stated that it is committed to accelerate the issuance of environmental permits that will allow the works to start, however, the construction of the transmission line has recently faced some setback as (i) FUNAI has recently stated that the studies presented by Transnorte Energia (the concessionaire in charge of the transmission line) were incomplete; and (ii) ANEEL has declined Transnorte Energia’s offer with regard to a rebalancing of the concession agreement.

Directly and through our subsidiaries, we are currently involved in the generation and transmission and used to be involved in the distribution of electricity in Brazil. As of December 31, 2019, we contributed, including our subsidiaries, SPEs and 50.0% of Itaipu to approximately 30.1% of the installed power generating capacity within Brazil. We share control of Itaipu but neither consolidate, nor participate in, their results. Through our subsidiaries, we are also responsible for approximately 45.25% of the total transmission lines in Brazil with voltage higher or equal to 230 kV. In addition, some Brazilian states control entities involved in the generation and transmission of electricity. The remainder of the market is held by several companies including Cemig, Copel, Engie, CPFL and Rio ParanapanemaEnergia. Certain of these companies have entered into joint venture arrangements in the past. In net revenue terms, we believe we are one of the largest generation and transmission companies in Brazil as of December 31, 2019.

Historical Background

The Brazilian Constitution provides that the development, use and sale of energy may be undertaken directly by the Brazilian Government or indirectly through the granting of concessions, permissions or authorizations. Historically, the Brazilian power industry has been dominated by generation, transmission and distribution concessionaires controlled by the Brazilian Government. This changed during Fernando Henrique Cardoso’s administration (1995-2002), during which many state-controlled companies were privatized in an effort to increase efficiency and competition. In recent years, the Brazilian Government has taken a number of measures to remodel the power industry. In general, these measures were aimed at increasing the role of private investment and eliminating foreign investment restrictions, thus increasing overall competition in the power industry.

In particular, the Brazilian Government has taken the following measures:

•	The Brazilian Constitution was amended in 1995 by Constitutional Amendment No. 6 to allow foreign companies to invest in Brazilian companies that hold power generation concessions. Prior to this amendment, all generation concessions were held either by a Brazilian individual or an entity controlled by Brazilian individuals or by the Brazilian Government;

•	The Brazilian Government enacted the Concessions Laws, that together: (i) required that all concessions for the provision of energy related services be granted through public bidding processes; (ii) gradually allowed certain electricity consumers with significant demand, designated “free consumers,” to purchase electricity directly from suppliers holding a concession, permission or authorization; (iii) provided the creation of generation entities (“Independent Power Producers”) which, by means of a concession, permission or authorization, may generate and sell, for their own account and at their own risk, all or part of their electricity to free consumers, distribution concessionaires and trading agents, among others; (iv) granted free consumers and electricity suppliers open access to all distribution and transmission systems; and (v) eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, including small hydro plants, although an authorization or permission from ANEEL or MME is required, as the case may be;

•	Beginning in 1995, a portion of the controlling interests held by us and various states in certain generation and distribution companies were sold to private investors. At the same time, certain state governments also sold their stakes in major distribution companies;

•	In 1998, the Brazilian Government enacted Law No. 9,648/98 (“Power Industry Law”) to overhaul the basic structure of the electricity industry. The Power Industry Law provided the following:

•	the establishment of a self-regulated body responsible for coordinating the purchase and sale of electric energy available in the Interconnected Power System (mercado atacadista de energia elétrica) (“MAE”) an entity which replaced the prior system of regulated generation prices and supply contracts. The MAE was later replaced by the CCEE;

•	a requirement that distribution and generation companies enter into initial energy supply agreements (“Initial Supply Contracts”) generally “take or pay” commitments, at prices and volumes approved by ANEEL. The main purpose of the Initial Supply Contracts was to ensure distribution companies access to a stable electricity supply at prices that guaranteed a fixed rate of return for the electricity generation companies during the transition period leading to the establishment of a free and competitive electricity market;

•	the creation of the ONS, a non-profit, private entity responsible for the operational management of the generation and transmission activities of the Interconnected Power System; and

•	the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities.

•	In 2001, Brazil faced a serious energy crisis that lasted until the end of February 2002. As a result, the Brazilian Government implemented measures that included:

•	a program for the rationing of electricity consumption in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil; and

•	the creation of the CGE, which passed a series of emergency measures that provided for reduced electricity consumption targets for residential, commercial and industrial consumers in the affected regions by introducing special tariff regimes that encouraged the reduction of electricity consumption.

•	In March 2002, the CGE suspended the emergency measures and electricity rationing as a result of large increases in supply (due to a significant rise in reservoir levels) and a moderate reduction in demand, and accordingly, the Brazilian Government enacted new measures in April 2002 that, among other things, stipulated an extraordinary tariff readjustment to compensate financial losses incurred by the electricity suppliers as a result of the mandatory electricity rationing.

•	On March 15, 2004, the Brazilian Government enacted the Electricity Regulatory Law and on July 30, 2004, Decree No. 5,163/04, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low tariffs, which law was regulated by a number of decrees enacted by the Brazilian Government in July and August of 2004 and is still subject to further regulation to be issued in the future. See “—Principal Authorities—Challenges to the Constitutionality of the Electricity Regulatory Law.”

•	At the end of 2012, the Brazilian Government enacted two provisional measures (medidas provisórias) that have considerably changed the Brazilian electric energy sector overview, namely Provisional Measure No. 577/12 and Provisional Measure No. 579/12. Both of them were approved and converted into Law No. 12,767/12 and Law No. 12,783/13, respectively. In general, the provisional measures provided the regulation in connection with the intervention of the granting authority in the concessions as well as the renewal of the electric energy generation, distribution and transmission concessions, respectively.

•	In 2016, two further provisional measures were enacted by the Brazilian Government, namely Provisional Measure No. 706/15 and Provisional Measure No. 735/16. Both of them were approved, but only Provisional Measure No. 706/15 was converted into Law No. 13,299/16. Especially for the distribution sector, such acts are of major relevance as they give special treatment to the distribution concessions located in the regions not yet integrated with the SIN. Such measures aimed to create a new regulatory framework capable to provide more sustainable financial conditions to such concessions to meet their outstanding duties with their fuel suppliers and, therefore, create a more favorable environment for potential investors in the National Privatization Program (“PND”). Nonetheless, as such acts provide for some kind of special treatment to part of the distribution companies and also authorize the utilization of the CDE Account’s funds to cover the fuel debts of the concessionaires, we cannot guarantee that they would not have their legality/constitutionality challenged by other agents of the industry who might be adversely impacted, including the consumers and other concessionaires which will not benefit from the legal measures.

Concessions

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to the MME or to ANEEL, as representatives of the Brazilian Government, for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period, though a concession may be revoked at any time at the discretion of MME, following consultation with ANEEL. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions.

The Concession Law establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, the rights of the consumers, and the obligations of the concessionaire and the granting authority. Furthermore, the concessionaire must comply with regulations governing the electricity sector. The main provisions of the Concession Law are as follows:

•	Adequate service. The concessionaire must render adequate service equally with respect to regularity, continuity, efficiency, safety, and accessibility.

•	Use of land. The concessionaire may use public land or request the granting authority to expropriate necessary private land for the benefit of the concessionaire. In that case, the concessionaire must compensate the private landowners affected.

•	Strict liability. The concessionaire is strictly liable for all damages arising from the provision of its services.

•	Changes in controlling interest. The granting authority must approve any direct or indirect change in the concessionaire’s controlling interest.

•	Intervention by the granting authority. The granting authority may intervene in the concession, by means of an administrative proceeding, to ensure the adequate performance of services, as well as full compliance with applicable contractual and regulatory provisions. Such intervention procedure was regulated by Provisional Measure No. 577/12, duly converted into Law No. 12,767/12.

•	Termination of the concession. The termination of the concession agreement may be accelerated by means of expropriation and/or forfeiture. Expropriation is the early termination of a concession for reasons related to the public interest that must be expressly declared by law. Forfeiture must be declared by the granting authority after a final administrative ruling that the concessionaire, among other things: (i) has failed to render adequate service or to comply with applicable law or regulation; (ii) no longer has the technical, financial or economic capacity to provide adequate service; or (iii) has not complied with penalties assessed by the granting authority. The concessionaire may contest any expropriation or forfeiture in the courts. The concessionaire is entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated, after deduction of any amounts for fines and damages due by the concessionaire.

•	Expiration. When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian Government. Following the expiration, the concessionaire is entitled to indemnification for its investments in assets that have not been fully amortized or depreciated at the time of expiration.

Penalties

Law No. 9,427/96, as amended, enacted by the Brazilian Government and supplemented by ANEEL’s regulations governs the imposition of sanctions against the agents of the electricity sector. It also sets out the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each breach, the fines can be up to 2.0% of the revenue of the concessionaire in the twelve-month period preceding any assessment notice or, for independent producers or self-producers, the estimated amount of energy produced in the same period. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval, including for the following (pursuant to ANEEL Resolution No. 846/19):

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

With respect to contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be terminated early. ANEEL may also carry out the cancellation of the grant.

Furthermore, ANEEL has the institutional role of controlling the transactions of the energy industry, requiring that such transactions (i.e., the change of control of the agents of the electric energy sector) be submitted to its prior approval before its implementation.

Renewal of the Concessions—Law No. 12,783/13

In 2012, the Brazilian Government enacted Provisional Measure No. 579/12, which was converted into Law No. 12,783/13. Among other provisions, the main purpose of this normative act is to regulate the renewal conditions for electric energy generation, distribution and transmission concessions.

Law No. 12,783/13 (i) establishes the conditions for the renewal of electric energy generation, distribution and transmission concessions; (ii) assures a tariff reduction; and (iii) creates a quotas system, which is through the allocation of portions of the power generated by the hydroelectric plants to each distribution concessionaire operating in the Interconnected Power System.

The concessions for the Sobradinho and Itumbiara hydroelectric plants are an exception to Law No. 12,783/13 and were renewed pursuant to Law No. 13,182/15. Accordingly, these concessions are not subject to the quote allocation system through February 9, 2022, when these concessions will gradually transition to the quota-allocation system.

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

The main terms and conditions for the renewal of concession imposed by Law No. 12,783/13 are:

•	Hydroelectric generation: The renewal is subject to (i) a tariff determined by ANEEL, (ii) the commercialization in accordance with the quota allocation system and (iii) compliance with quality standards established by ANEEL;

•	Self-Producer (autoprodutor): For the renewal of the concession the self-producer will be deemed to provide additional payment for the use of the public assets which will be used by the Brazilian Government to reduce the energy tariff charged to consumers;

•	Thermal Generation: The renewal must be requested by the concessionaire at least twenty-four months prior to expiration of the concession. If requested, the renewal will be granted for a maximum period of twenty years;

•	Power Transmission: The renewal of transmission concessions is subject to the reduction of the RAP, which is the annual value received by the concessionaire for rendering public transmission services calculated by ANEEL as well compliance with quality standards established by ANEEL; and

•	Power Distribution: The renewal is subject to specific conditions set out in Decree No. 8,461/15 that regulates the criteria for the renewal of distribution concessions pursuant to Law No. 12,783/13. The renewal of distribution concessions pursuant to Decree No. 8,461/15 requires that concession holders meet certain criteria for: (i) the quality of the distribution services provided, and (ii) compliance with certain financial ratios. The concessions that are not renewed in accordance with the terms and conditions established by Law No. 12,783/13 will revert to ANEEL at the maturity of the existing concession. Any concessions reverted to ANEEL will be subject to a new bidding process conducted by ANEEL pursuant to Law No. 8,666/93. As a result of the bidding process, the generation, transmission or distribution assets will be granted to a concessionaire for a maximum period of 30 years. The concession holder will remain responsible for rendering public services, under the terms and conditions set forth in Law No. 12,783/13, until the new concession holder takes over the relevant distribution assets.

If a concession is renewed, the concessionaire will be entitled to a payment corresponding to the amount of investments made by the concessionaire for non-amortized reversible assets. These assets will be valued according to the methodology provided by ANEEL called the new replacement value (valor novo de reposição). Pursuant to this methodology, the value of an asset is calculated as if it were being acquired on the date of the calculation at the new replacement value. In general terms, the accumulated depreciation and amortization of an asset are considered as of the start of operations of the relevant asset through December 31, 2012.

ANEEL and the MME are responsible for determining the value of the non-amortized investments of the energy concessions to be renewed. As of December 31, 2015, we had received the full amount for the first tranche of indemnification payments made pursuant to Law No. 12,783/13. This amounted to R$14.4 billion, using values as of December 31, 2012.

As of December 31, 2019, the requested indemnification payments for the following generation assets in accordance with ANEEL Normative Resolution No. 596/13 were:

	Amount accounted for	Amount requested	Amount approved by ANEEL
		(R$ millions)
Eletronorte	—	—	—
Chesf	487	4,802	—
Furnas	995	1,266	—
Eletrosul	—	—	—
Total	1,482	6,068	—

The table below shows amounts requested to ANEEL for the second tranche of indemnification payments made pursuant to Law No. 12,783/13, which totaled R$34.3 billion as of December 31, 2019. It also shows the compensation payments claimed for transmission assets, related to the RBSE, held on May 31, 2000, and other Transmission Facilities—RPC, not depreciated and not amortized, as per the second paragraph of article 15 of Law No. 12,783/13, which totaled R$36.3 billion as of December 31, 2018.

	Amount requested to ANEEL	Amount approved by ANEEL	Amount accounted for	Amounts Received from ANEEL	VNR Update — IPCA and remuneration accounted	Account Balance as of December 31, 2019
	(R$ millions)
Chesf	5,627	5,092	1,187	10,657	(975)	9,736
Eletronorte	2,926	2,579	1,733	4,294	(482)	5,163
Eletrosul	1,061	1,007	520	1,867	(243)	1,880
Furnas	10,699	9,000	4,530	16,705	(1,556)	17,509
Total	20,313	17,678	7,970	33,523	(3,256)	34,288

In 2018, we adopted new accounting standards that impacted our financial statements. Following the adoption of IFRS 9 - Financial Instruments, RBSE’s assets are being recognized as a financial asset classified as fair value through profit and losses.

On April 20, 2016, the MME published Ordinance No. 120, which regulates the conditions for receiving the credits related to the RBSE assets, held on May 31, 2000, and other transmission facilities (RPC), not depreciated and not amortized, as per the second paragraph of article 15 of Law No. 12,783/13. According to MME Ordinance No. 120/16, the remuneration of these assets will be as follows:

•	For the cost of capital corresponding to the assets, consisting of remuneration and depreciation, increased by taxes due under the 2017 tariff process. The remuneration will be the result of the weighted average capital cost and depreciation, which will be paid according to the useful life of each asset incorporated into the regulatory remuneration, but no longer than for eight years;

•	The capital cost not incorporated, from the extension of the concessions to the tariff process, will be adjusted for inflation and remunerated at the capital cost;

•	As of the 2017 tariff process, the cost of capital will be remunerated by the weighted average capital cost for a period of eight years.

Accordingly, on December 31, 2019, we estimated the adjusted value of those credits, considering the conditions of the MME Ordinance No. 120/16 and recorded such estimates in our accounting records in 2019. On December 31, 2019, we accounted for R$34.3 billion to be received in relation to the RBSE assets. Regarding the compensation for the generation segment, ANEEL and MME have not yet approved the final figures and payment conditions.

On December 31, 2019, we had accounted for R$34.3 billion as RBSE — Financial Assets, relating to transmission assets, while on December 31, 2018, we had accounted for R$36.3 billion.

In relation to potential reimbursement for generation assets, as ANEEL has not yet defined how, when and under what conditions those assets will be reimbursed, we have not accounted for any remuneration higher than the historical cost basis.

Tariff-reduction

According to Law No. 12,783/13, the tariff reduction will be the result of: (i) the reduction of the sector charges, such as the CCC Account, the CDE Account and the RGR Fund; (ii) the new calculation of tariffs and RAPs of the renewed concessions as mentioned above; and (iii) investments provided by the Brazilian Government.

Quota Allocation System

Law No. 12,783/13 also creates a mechanism for the allocation of power generated by the hydroelectric plants connected to the SIN, which concessions were renewed under this new regulatory framework. The installed generation capacity of these plants is divided in equal quotas that are allocated to distribution companies, pursuant to regulations enacted by ANEEL. The purpose of the quotas allocation system is to increase the amount of energy available to the distribution concessionaires and reduce the tariff charged to the final consumer. The quotas and the portion of energy allocated to the distribution concessionaires will be reviewed by ANEEL from time to time.

Administrative Intervention in Concessions

In August 2012 the Brazilian Government enacted Law No. 12,767/12 in order to regulate ANEEL’s intervention in the concessionaires to ensure the quality of the services provided by concessionaires and the performance of legal, regulatory and contractual obligations.

In addition, Law No. 12,767/12 regulates the termination of the concession in case of liquidation or bankruptcy of the concessionaire or forfeiture of the concession. Furthermore, this law sets forth the administrative proceeding required to terminate a concession.

As for corporate reorganization procedures (recuperação judicial ou extrajudicial) involving energy concessionaires, Law No. 12,767/12 changed the regulatory framework as it forbids energy concessionaires to initiate judicial or extrajudicial procedures. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Brazilian Power Industry” for further details.

Power Contracting Deficit of Distribution Companies

At the beginning of 2014, due to adverse hydrological conditions, electricity distribution companies faced a contractual deficit in connection with their consumers’ demand for nearly 3,500 MW. Accordingly, energy distribution companies had to purchase electricity from thermoelectric plants to secure the supply of Brazilian’s national electricity demand. This electricity was acquired at high rates.

On March 13, 2014, the Brazilian Government announced certain measures to assist distribution companies face these unexpected higher costs and expenses during the period between February to December 2014, namely: (i) an electricity commercialization auction held by ANEEL and the MME in April 2014 to offset the power contracting deficit of power distribution companies; and (ii) a financial contribution by the National Treasury of R$11.2 billion through the CDE Account.

The Brazilian Government also allowed CCEE to enter into financial transactions in the amount of up to R$17.8 billion to assist distribution companies. Accordingly, the Brazilian Government issued Decree No, 8,221, dated April 1, 2014, creating the regulated market account (conta no ambiente de contratação regulada) which will receive the funding required for hiring and payment of financial obligations. With the purpose to make payments related to the financing contracted by CCEE, distribution companies are obliged, after the 2015 tariff review cycle, to transfer specific amounts defined by ANEEL to the CDE Account.

The first loan, for R$11.2 billion was disbursed in April 2014, the second loan, for R$6.6 billion, was disbursed in August 2014 and the third loan, for R$3.4 billion, was disbursed in March 2015. Of this amount, R$619.5 million were allocated to the following distribution subsidiaries: Ceal (R$316.1 million), Cepisa (R$182.9 million), Amazonas D (R$27.2 million), Ceron (R$11.3 million) and Eletroacre (R$82 million).

In May 2013, ANEEL created a multi-tariff system, which adjusts the tariffs to reflect the cost of power generation. This system was in a test phase until the end of 2014 and became fully effective as of January 2015. The main purpose of the multi-tariff system is to present to consumers in a transparent way the cost of producing energy.

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

ANEEL

The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policy dictated by the MME and to respond to matters which are delegated to it by the Brazilian Government and by the MME. ANEEL’s current responsibilities include, among others: (i) administration of concessions for electricity generation, transmission and distribution activities, including the approval of electricity tariffs; (ii) enacting regulations for the electricity industry; (iii) implementing and regulating the exploitation of energy sources, including the use of hydroelectric energy; (iv) promoting the public bidding process for new concessions; (v) settling administrative disputes among electricity generation entities and electricity purchasers; and (vi) defining the criteria and methodology for the determination of transmission tariffs.

National Energy Policy Council

On August 6, 1997, pursuant to article 2 of Law No. 9,478/97, CNPE was created to advise the Brazilian president with respect to the development and creation of national energy policy. The CNPE is presided over by the MME, and the majority of its members are ministers of the Brazilian Government. The CNPE was created to optimize the use of Brazil’s energy resources, to assure the supply of electricity to the country and to periodically review the use of regular and alternative energy to determine whether the nation is properly using a variety of sources of energy and is not heavily dependent on a particular source.

National Electricity System Operator

The ONS was created in 1998 by Law No. 9,648. The ONS is a non-profit private entity comprised of concessionaires, other legal entities holding permissions or authorizations in the electrical energy market, and consumers connected to Interconnected Power System. The Electricity Regulatory Law granted the Brazilian Government the power to nominate three executive officers to ONS’s Board of Executive Officers. The primary role of the ONS is to coordinate and control the generation and transmission operations in the Interconnected Power System, subject to ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include: operational planning for the generation industry, organizing the use of the domestic Interconnected Power System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the energy system, proposing plans to MME for extensions of the Basic Network (which proposals must be taken into account in planning expansion of the transmission system) and submitting rules for the operation of the transmission system for ANEEL’s approval. Generators must declare their availability to ONS, which then attempts to establish an optimal electricity dispatch program.

Energy Trading Chamber

On August 12, 2004, the Brazilian Government enacted a decree setting forth the regulations applicable to CCEE. On November 10, 2004, the CCEE succeeded the MAE, the market in which all large electricity generation companies, energy traders and importers and exporters of electricity had participated and on which the spot price of electricity was determined. CCEE assumed all of the assets and operations of the MAE (which had previously been regulated by ANEEL).

One of the principal roles of CCEE is to conduct public auctions on the regulated market, see “—The Regulated Market.” In addition, the CCEE is responsible, among other things, for: (i) registering all the energy purchased through CCEARs, and the agreements resulting from market adjustments and the volume of electricity contracted in the Free Market, see “—The Free Market;” and (ii) accounting and clearing of short-term transactions.

CCEE’s members include generation, distribution and trading companies, as well as free consumers. Its Board of Directors is composed of four directors appointed by its members and one director, who serves as chairman of the Board of Directors, appointed by the MME.

Energy Research Company

EPE, created by Law No. 10,847/04, is a state-owned company which is responsible for conducting strategic research on the energy industry, including with respect to electrical energy, oil, gas, coal and renewable energy sources. The research carried out by EPE is subsidized by the MME as part of its policymaking role in the energy industry.

Furthermore, EPE is the entity in charge of the technical qualification of the projects participating in the bids promoted by ANEEL for sale of energy.

Energy Industry Monitoring Committee

The Electricity Regulatory Law authorized the creation, under Decree No. 5,175/04, of the CMSE, which acts under the direction of the MME. The CMSE is responsible for monitoring the supply conditions of the system and for proposing preventive action (including demand-related action and contracting for a supply-side reserve) to restore service conditions where applicable.

Electric Power Transmission in Brazil

Transportation of large volumes of electricity over long distances is made by way of a grid of transmission lines and substations with high voltages (from 230 kV to 765 kV), known as the Basic Network. Any electric power market agent that produces or consumes power is entitled to use the Basic Network.

Transmission lines in Brazil are usually very long, since most hydroelectric plants are usually located away from the large centers of power consumption. The country’s system is almost entirely interconnected. Only the state of Roraima and parts of the states of Pará, Amazonas, Amapá and Rondônia are still not connected to the Interconnected Power System. In these states, energy is produced at small thermal plants or hydroelectric plants located close to their respective capital cities.

The Interconnected Power System provides for the exchange of power among the different regions when a region faces problems generating hydroelectric power due to a drop in their reservoir levels. As the rainy seasons are different in the south, southeast, north and northeast of Brazil, the higher voltage transmission lines (500 kV or 765 kV) make it possible for locations with insufficient power output to be supplied by generating centers that are in a more favorable location.

The operation and management of the Main Grid is the responsibility of ONS, which is also responsible for managing power dispatching from plants on optimized conditions, including use of the Interconnected Power System hydroelectric reservoirs and fuel thermal plants.

Our transmission system, which consists of a set of transmission lines interconnected to substations, is comprised of approximately 64,894 kilometers of transmission lines, corresponding to approximately 45.25% of the total lines in Brazil with a voltage higher or equal to 230 kV.

Besides operating and maintaining this system in accordance with the standards of performance and quality required by ANEEL, we have actively participated in the expansion of transmission lines through concessions in auctions conducted by ANEEL, either alone or through consortiums, as well as through permits for reinforcements of the current system.

For the major transmission projects under development, see “Item 4. Information on the Company—Business Overview.”

Brazil has a total of seven medium and large interconnections with other countries in South America, five of them operated by us, as set out below:

•	with Paraguay, through four 500 kV transmission lines connecting the Itaipu plant to Margem Direita (Paraguay) substation and the Foz do Iguaçu in Brazil substation. Itaipu’s 50 Hz energy sector is then transported to the Ibiúna substation in São Paulo through a direct current transmission system with a capacity of 6,300 MW;

•	with Uruguay, through: (i) Rivera’s frequency converter station in Uruguay, with a capacity of 70 MW and a 230 kV transmission line connecting it to the Livramento substation in Brazil; and (ii) a 500 kV transmission line, in 50 Hz with a capacity of 500 MW connecting the Melo converter (Uruguay) to substation Candiota (Brazil);

•	with Argentina, through Uruguaiana’s frequency converter station in Brazil, with a capacity of 50 MW and a 132 kV transmission line connecting it to Paso de los Libres in Argentina; and

•	with Venezuela, through a 230 kV transmission line with a capacity of 200 MW, which connects the city of Boa Vista, in the state of Roraima, to the city of Santa Elena in Venezuela.

The Electricity Regulatory Law, as amended by Law No. 12,783/13, introduced material changes to the regulation of the power industry with a view to: (i) remedying the deficiencies in the Brazilian electric system; and (ii) creating incentives to ensure growth in the electrical energy sector to support Brazilian economic and social development. Through this law, legislators attempted to protect the distribution concessionaires’ captive consumers and to continue providing low cost electrical energy, which has a minimal environmental impact. The key features of the Electricity Regulatory Law included:

•	Creation of: (i) the Regulated Market, in which the purchase and sale of electrical energy must follow the rules imposed by ANEEL and must occur through CCEE; and (ii) a market addressed to certain participants (e.g., free consumers and commercialization companies), that will allow a certain degree of competition with respect to the regulated market, called the Free Market, in which parties are free to negotiate the terms and conditions of their purchase and sale agreements;

•	Restrictions on certain activities of distributors, so as to ensure that they focus only on their core business to guarantee more efficient and reliable services to captive consumers;

•	Elimination of self-dealing, to provide an incentive to distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties; and

•	Respect for contracts executed prior to the Electricity Regulatory Law, in order to provide stability to transactions carried out before its enactment.

The Electricity Regulatory Law excluded us and our subsidiaries Furnas, Chesf, Eletronorte, Eletrosul, Electronuclear and CGTEE from the PND, which is a program created by the Brazilian Government in 1990 to promote the privatization process of government-controlled entities companies. On December 28, 2017, Acting President Temer issued Provisional Measure No. 814/17 revoking the specific disposition of the Electricity Regulatory Law that prohibited us and our subsidiaries from being included in the PND.

According to a recommendation made by the CPPI’s Resolution No. 13/17, our privatization process was included in the CPPI through Decree No. 9,351/18. The CPPI is the body that evaluates and recommends to the president the projects that will integrate the PPI program and decides about issues related to partnership agreements.

The purpose of the privatization is to reduce the Brazilian Government’s participation in our share capital whilst preserving its veto power to ensure it maintains control over strategic decisions for the country. For further information about our privatization process, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—We cannot predict the financial and operational consequences of the proposed capital dilution.”

As of the date of this annual report, all of our distribution companies were sold to the private sector. For more information about the sale of our distribution companies, see “Item 4. Information on the Company—Business Overview—Distribution—Distribution of Electricity.”

Challenges to the Constitutionality of the Electricity Regulatory Law

Some aspects of Provisional Measure No. 144/03, which originated the Electricity Regulatory Law, are being challenged in the STF in Direct Unconstitutionality Actions (“ADIs”) No. 3,090 and 3,100.

The most important aspects challenged by ADI No. 3,090 are the violation by the Provisional Measure No. 144/03 of the constitutional principles of the federative unit, consumer defense, perfect legal act and the legal principle. The claim asks for the declaration of unconstitutionality of articles 1 to 21 of the Provisional Measure No. 144/03.

ADI No. 3,100 argues that the Provisional Measure No. 144/03 is unconstitutional, as it promotes changes in the ONS, extinguishes the MAE, imposes the use of arbitration to solve conflicts, and promotes a change in ANEEL’s attributions.

The STF temporarily denied the injunctions to suspend the effects of Provisional Measure No. 144/03 in a decision published on October 26, 2007, however, a final decision on the matter is still pending. A final decision on this matter is subject to majority vote of the 11 Supreme Court justices, provided that a quorum of at least eight justices must be present. To date, the STF has not reached a final decision and we do not know when such a decision may be reached. Accordingly, the Electricity Regulatory Law is in force since March 15, 2004.

In the event all or a relevant portion of the Electricity Regulatory Law is determined unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the Electricity Regulatory Law may lose its effectiveness, generating uncertainty as to how the Brazilian Government will define the rules for the electrical energy sector. Considering that we have already purchased virtually all of our electricity needs through our subsidiaries both in the Regulated Market and Free Market and that the pass through to tariffs of such electricity is expected to continue to be regulated by the regime predating the Electricity Regulatory Law, irrespective of the outcome of the Supreme Court’s decision, we believe that in the short term, the effects of any such decision on our activities should be relatively limited. The exact effect of an unfavorable outcome of the legal proceedings on us and the electricity industry as a whole is difficult to predict, but it could have an adverse impact on our business and results of operations even in the short term. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Brazilian Power Industry.”

Markets for the Trading of Electricity

Under the Electricity Regulatory Law, electricity purchase and sale transactions may be carried out in two different market segments: (i) the Regulated Market, which contemplates the purchase by distribution companies through public bids of all electricity necessary to supply their captive consumers; and (ii) the Free Market, which encompasses the purchase of electricity by non-regulated entities (such as free consumers and energy traders).

Nevertheless, electricity generated by plants qualified under Proinfa, nuclear power plants, Itaipu and hydroelectric plants governed by the quota allocation system with their concession renewed pursuant to Law No. 12,783/13 are governed by a special regime for commercialization and, therefore, are not subject to either the Regulated Market or the Free Market. The electricity generated by Itaipu, the most relevant among energy sources governed by a separate regime including Decree No. 4,550/02, is sold to us and sold to distribution concessionaires in the south and center-south-eastern power markets in proportion to their market share in those markets. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to full pass-through to distribution tariffs, and therefore do not materially impact us.

The Regulated Market

Distribution companies must meet market demand by supplying electricity primarily purchased at public auctions in the Regulated Market. Distribution companies, however, may purchase electricity from: (i) generation companies that are connected directly to such distribution company, except for hydro generation companies with capacity higher than 30 MW and certain thermo generation companies; (ii) electricity generation projects participating in the initial phase of the Proinfa program; and certain power distribution companies in the south and center-south-eastern power markets, and (iii) the Itaipu hydroelectric plant. Accordingly, it is important to state that the contracting of hydroelectric plants under the quota allocation system with their concession renewed pursuant to Law No. 12,783/13 does not occur by public auctions.

According to Decree No. 9,143/17, electricity public auctions for new generation projects are held: (i) six years before the initial delivery date (referred to as “A-6” auctions); (ii) five years before the initial delivery date (referred to as “A-5” auctions); (iii) four years before the initial delivery date (referred to as “A-4” auctions); and (iv) three years before the estimated initial delivery date (referred to as “A-3” auctions). Decree No. 9,143/17 also established that, whenever there is a clear need of the distribution concessionaires, ANEEL must organize at least one A-3 Auction or a A-4 Auction and one A-5 Auction or a A-6 Auction per year. Electricity auctions from existing power generation facilities are held (i) five years before the initial delivery date (referred to as “A-5” auctions); (ii) four years before the initial delivery date (referred to as “A-4” auctions); (iii) three years before the estimated initial delivery date (referred to as “A-3” auctions); (iv) two years before the estimated initial delivery date (referred to as “A-2” auctions); (v) one year before the estimated initial delivery date (referred to as “A-1” auctions) and/or (vi) the same year of the estimated initial delivery date (referred to as “A” auctions). Moreover, ANEEL may also organize energy auctions dedicated to alternative energy sources, held: (i) six years before the initial delivery date (referred to as “A-6” auctions); (ii) five years before the initial delivery date (referred to as “A-5” auctions); (iii) four years before the initial delivery date (referred to as “A-4” auctions); (iv) three years before the estimated initial delivery date (referred to as “A-3” auctions); two years before the estimated initial delivery date (referred to as “A-2” auctions); one year before the estimated initial delivery date (referred to as “A-1” auctions). As an exception, whenever CNPE enacts a particular resolution approved by the Brazilian Republic President, ANEEL may organize a dedicated auction to all power generation facilities indicated in this CNPE resolution, varying from: (i) seven years before the initial delivery date (referred to as “A-7” auctions); (ii) six years before the initial delivery date (referred to as “A-6” auctions); and (iii) five years before the initial delivery date (referred to as “A-5” auctions). Additionally, the Brazilian Government, directly or indirectly through ANEEL, carries out public auctions for the sale of electrical energy to energy distributors to allow distributors to adjust their volume of electrical energy as necessary to meet their customers’ demands, or Market Adjustments.

The public auctions are prepared by ANEEL in compliance with guidelines established by the MME, including the requirement to use the lowest bid as the criteria to determine the winner of the auction.

Each generation company that participates in the auction must execute a contract for purchase and sale of electricity with each distribution company in proportion to the distribution companies’ respective estimated demand for electricity. The CCEARs for “A-6,” “A-5,” “A-4” and “A-3” auctions have a term of between 15 and 30 years, the CCEARs for alternative energy sources have a term between 10 and 30 years, and the CCEARs for existing power generation facilities have a term between one and 15 years. The CCEARs for “A” auctions have a term between one to 15 years. The CCEARS for alternative energy sources are between 10 and 30 years. The only exception to these rules relates to the market adjustment auction, in which the generation and the distribution companies will enter into two-year bilateral agreements that must be registered with ANEEL and CCEE.

The regulations also establish a pass-through tariff mechanism called Annual Reference Value (“VR”), which limits the amounts of electric energy acquisition costs that can be passed through to final consumers. The VR corresponds to the weighted average of the electricity prices in the “A-6,” “A-5,” “A-4” and “A-3” auctions, calculated for all distribution companies.

The VR creates an incentive for distribution companies to contract for their expected electricity demand, based on a new formula, introduced by Decree No. 9,143/17. ANEEL allows companies to pass on their electrical energy acquisition costs to final consumers pursuant to the following criteria: (i) in the A-6 and A-5 new generation projects auctions, companies are permitted to pass on all costs to consumers; (ii) in the A-4 and A-3 auctions companies are permitted to: (a) pass all acquisition costs for energy acquired in A-5 auctions up to 2.0% of the difference between the energy acquired in A-4 and A-3 auctions during the year and the distributor’s energy requirements; and (b) pass of the lowest value between the weighted average acquisition value of energy of “A-6” and “A-5” and between the weighted average acquisition value of energy of “A-4” and “A-3;” (iii) in auctions from existing power generation facilities, companies are permitted to pass on all costs to consumer; (iv) in the Market Adjustments auctions and in the acquisitions of energy directly from a generation plant connected to the distributors’ electric system (except as set forth in law), companies are permitted to pass on all costs up to the VR to consumer; and (v) in the alternative energy source auctions and others determined by the Brazilian Government, companies are permitted to pass on all costs to consumer.

ANEEL maintains the economic value of the VR by adjusting the VR pursuant to the monetary adjustment index agreed upon in the CCEARs.

The Electricity Regulatory Law establishes the following limitations on the ability of distribution companies to pass through costs to consumers:

•	No pass-through of costs for electricity purchases that exceed 105.0% of actual demand;

•	MME will establish the maximum acquisition price for electricity generated by existing projects; and

•	If distribution companies do not comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the CCEE short-term market will be the lower of the PLD and the VR. In this case, the pass-through is guaranteed if the distribution company did not cause this demand default.

Auctions in the Regulated Market, subject to the conditions set forth in the respective requests for proposals, may originate two types of CCEARs: (i) energy agreements (contratos de quantidade de energia); and (ii) capacity agreements (contratos de disponibilidade de energia).

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

The Electricity Regulatory Law provides that all electricity generation, distribution and trading companies, PIEs and free consumers must inform the MME, by the first of August of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. To encourage power distribution companies to make accurate estimates and to enter into power purchase agreements accordingly, pass-through tariffs, as mentioned above, are permitted provided that the purchased power stays within 105.0% of the distribution company’s actual power demand. Surpluses and shortages of power distribution companies concerning power acquisitions in the Regulated Market may be offset against each other by means of an offsetting mechanism managed by CCEE and the sale of distribution companies’ energy surplus. According to the Electricity Regulatory Law, electricity distribution entities are entitled to pass on to their customers the costs related to electricity purchased through public auctions as well as any taxes and industry charges related to public bids, subject to certain limitations related to the inability of distribution companies to accurately forecast demand.

Accordingly, it is important to mention that 2015 was marked by a substantial augmentation in the tariffs, leading to a drop in the energy consumption and to the migration of potentially free consumers to the Free Market. Fearing that this scenario would worsen, ANEEL approved Normative Resolution No. 711/16 dated as of April 19, 2016, aiming to develop a mechanism that would adequate the levels of contracting of energy by distributors. The resolution establishes criteria and conditions for possible bilateral agreements between signatory parties of CCEARs. The bilateral agreement may involve the following forms: (i) entire or partial temporary reduction of the contracted energy; (ii) partial permanent reduction of the contracted energy or; (iii) contract termination. Overall, the Normative Resolution No. 711/16 introduces an important regulatory change by eliminating both the postponement of the start of the supply period and the transferring of the contractual position to another distributor.

Electrical Energy Trading Convention

ANEEL Resolutions No. 109, of October 26, 2004, No. 210, of February 24, 2006 and No. 869, of January 28, 2020, are the main regulations that govern the Electrical Energy Trading Convention (Convenção de Comercialização de Energia Elétrica) which regulates the organization and functioning of CCEE and the electrical energy trading conditions and defines, among others: (i) the rights and obligations of CCEE agents; (ii) the penalties to be imposed on defaulting agents; (iii) the means of dispute resolution; (iv) trading rules in the Regulated Market and the Free Market; and (v) the accounting and clearing process for short-term transactions.

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

With the publication of Decree No. 9,022/17, which regulated Law No. 13,360/16, the budget and management of the CDE Account, the CCC Account and the RGR Fund was under our responsibility until April 30, 2017 or until ANEEL’s decision to certify the transfer of these liabilities to CCEE.

On April 18, 2017, ANEEL issued Dispatch No. 1,079 establishing that we and CCEE must transfer the CDE Account, the RGR Fund and the CCC Account to CCEE, in accordance with the schedule included in Annex I of this Dispatch, until May 3, 2017. Accordingly, as of May 1, 2017, CCEE became the administrative and financial manager of the sectoral funds, namely the CDE Account, the RGR Fund and the CCC Account.

The Free Market

The Free Market covers freely negotiated electricity sales between generation concessionaires, Independent Power Producers, self-generators, energy traders, importers of energy and free consumers. The Free Market also includes bilateral contracts between generators and distribution companies executed before the enactment of the Electricity Regulatory Law, until they expire. Upon expiration, new contracts must be entered into in accordance with the Electricity Regulatory Law guidelines, which only allows the distribution companies to negotiate power within the regulated market.

The guidelines provide for extended notice periods to assure that, if necessary, the construction of cost-efficient new generation could be concluded in order to supply the re-entry of free consumers into the Regulated Market. State-owned generators may sell electricity to free consumers, but as opposed to private generators, they are obligated to do so through a public process that guarantees transparency and equal access for all interested parties.

Free Consumers

According to the Electricity Regulatory Law, a free consumer may elect to: (i) continue to procure power from a local distribution company; (ii) purchase power directly from an independent producer or from self-producers with surplus power; (iii) purchase power from a power trade agent; or (iv) purchase energy from other free consumers by mans of assignment.

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

The Electricity Regulatory Law has established certain conditions and power and consumption thresholds that define which consumers could qualify as “free consumers.” These thresholds may be gradually reduced over the years by ANEEL so as to allow an increasing number of consumers to make this election, until such time as all consumers from all the different classes can choose which supplier they want to procure power from.

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

Restricted Activities of Distributors

Distribution companies are not permitted, except as otherwise provided by Law No. 9,074/95 to: (i) develop activities related to the generation or transmission of electricity; (ii) sell electricity to free consumers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive customers in the Regulated Market; (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership; or (iv) develop commercial activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Generators are not allowed to hold equity interests in excess of 10.0% in distribution companies or to hold a controlling shareholding interest in distribution companies.

Elimination of Self-Dealing

Since the purchase of electricity for captive consumers is to be effected on the Regulated Market, so-called self-dealing is no longer permitted, except in the context of agreements that were duly approved by ANEEL before the enactment of the Electricity Regulatory Law. Distribution companies may, however, enter into power purchase agreements with related parties, provided that such agreements are the result of power auctions conducted on the Regulated Market. Before the Electricity Regulatory Law, such companies were permitted to meet up to 30% of their electricity needs through electricity that was acquired from affiliated companies.

Ownership Limitations

In 2000, ANEEL established limits on the concentration of certain services and activities within the power industry. Under such limits, with the exception of companies participating in the PND (which needed only comply with such limits once their final corporate restructuring is accomplished) no power company (including both its controlling and controlled companies) could: (i) own more than 20.0% of Brazil’s installed capacity, 25.0% of the installed capacity of the southern/southeastern/mid-western region of Brazil or 35.0% of the installed capacity of the northern/northeastern region of Brazil, except if such percentage corresponded to the installed capacity of a single generation plant; (ii) own more than 20.0% of Brazil’s distribution market, 25.0% of the southern/southeastern/mid-western distribution market or 35.0% of the northern/northeastern distribution market, except in the event of an increase in the distribution of electricity exceeding the national or regional growth rates; or (iii) own more than 20.0% of Brazil’s trading market with final consumers, 20.0% of Brazil’s trading market with non-final consumers or 25.0% of the sum of the above percentages.

In accordance with paragraph one, Article 31 of the Electricity Regulatory Law, we and our subsidiaries Furnas, Chesf, Eletronorte, Eletrosul, Electronuclear, and CGTEE were excluded from the PND. Accordingly, we were subject to the limits and conditions imposed on the participation of agents in the activities of the electricity sector, in accordance with ANEEL Resolution No. 278/00, which is aimed at achieving effective competition between agents and preventing a concentration in the services and activities undertaken by agents within the electricity sector.

On November 10, 2009, ANEEL issued Resolution No. 378, which revoked and replaced Resolution No. 278/00 and established that ANEEL, upon identifying an act that may result in unfair competition or in significant control of the generation, transmission and distribution markets, must notify the Secretary of Economic Law (Secretaria de Direito Econômico) (“SDE”) of the Ministry of Justice, pursuant to articles 54 to 88 of Law No. 12,529/11. After notification, the SDE must inform CADE. If necessary, the SDE will require ANEEL to analyze potential infractions under Resolution No. 378, while CADE must determine any applicable punishment, which may vary from pecuniary penalties to the dissolution of the company, pursuant to articles 23 to 37 and 24 to 38 of this law.

Although the legislation currently in force does not provide for specific thresholds for the identification of market concentration, as we hold a participation in the Brazilian market as of December 31, 2019 equivalent to 30.1% of the total installed capacity of the country, our activities are under constant supervision by the regulators and we are requested, on a regular basis, to update our corporate chain and investments, as well as to detail our activities and influence in the Brazilian electricity market.

Possible New Regulatory Framework

MME has recently concluded Public Consultation No. 33/2017 in which the report “New Regulatory Framework” was discussed. Among the guiding principles that the Brazilian Government established are: (i) Creation of centralized transmission settlement in order to reduce systemic costs in the management of payments and receipts of transmission facilities; (ii) Costs incurred by the centralizer will be allocated among the users of the network, in the proportion of the tariffs defined by ANEEL; (iii) CCEE may act as the centralizer of the transmission contracts, if it so designates the granting authority.

It was also proposed to allocate the resources of the Global Reversion Reserve (“RGR”) for the payment of the tariff component of the assets of the transmission system not amortized and not indemnified. Also, in order to reduce litigation, such payment will only occur under the condition that the component is not litigated.

As a result of Public Consultation No. 33/2017, the Bill No. 1, 917/2015 (“Bill”), currently waiting for deliberation at the House of Representatives, has been amended. Accordingly, the Bill sets forth a series of innovations inspired by the Public Consultation. Its main aspects currently include changes related to the increase of energy efficiency, price reduction and development of renewable energy matrix.

Some of the Bill’s guidelines are the expansion of the options to the consumer, without prejudice to the security of the system, competition increase in order to lower energy prices, readjustment on cost distribution of the sector, decrease of subsidies and greater appreciation of benefits, division of grant resources with consumers, decarburization of the energy matrix, incorporation of new technological arrangements, greater financial strength of the market, reduction on the asymmetry of information, protection of low-income consumers, reduction of litigation risks, reduction in the limits for contracting energy in the Free Market.

In addition, the Bill also intends to increase renewable energy and distributed generation incentives, realign distributed generation costs with distribution, reduce insolvency risks within the terms of the Power Purchase Agreement, review of regulated auction’s ruling, withdrawal of the limit of acquisition and leasing of rural property by foreigners and changes in the remuneration of the transmission agreements.

Some of the main controversial aspects of the Bill are related to the financing of the expansion of energy supply, which nowadays is heavily backed by agreements in the Regulated environment. In a migration scenario for the Free Market, financing alternatives to new generation ventures should be implemented.

Also as a result of Public Consultation No. 33/2017, MME issued on April 5, 2019, the Ordinance No. 187/2019 (“Ordinance”), establishing a Working Group in order to develop proposals for the modernization of the energy sector, comprising the following topics: (i) market environment and feasibility mechanisms for the expansion of the energy system; (ii) pricing mechanisms; (iii) rationalization of costs and subsidies; (iv) Energy Reallocation Mechanism; (v) allocation of costs and risks; (vi) addition of new technologies; and (vii) sustainability of distribution services.

According to the Ordinance, the working group will be composed of members of the MME’s areas such as (i) the Executive Secretariat, which will coordinate the group; (ii) Energy; (iii) Planning and Energy Development; (iv) Special Advisor on Economic Affairs; and (v) Legal Consulting. ANEEL, CCEE, ONS and EPE may be invited to attend the meetings of the Working Group.

The deadline for conclusion of the works is 180 days, counted from the date of establishment of the Working Group, which can be extended for 90 days, provided that it is duly justified. At the end of its activities, the Working Group will present to the MME the final report containing the respective action plan and, if applicable, normative proposals.

Accordingly, this Ordinance is an important milestone in order to achieve and structure the New Regulatory Framework in Brazil, provided that the scope of the Working Group encompasses the Government’s intentions for the Brazilian Energy Sector, as discussed in “—Principal Authorities.”

Therefore, all of these possible future changes have direct impact in our operations, as the Brazilian Energy Sector can expect changes in its regulatory structure, in order to change the energy matrix, provide greater efficiency, reduce costs and litigations, better risk allocation, foster greenfield projects, as well as improvement of incentives and financing structure.

Tariffs for the Use of the Distribution and Transmission Systems

ANEEL oversees tariff regulations that govern access to the distribution and transmission systems and establish tariffs for the use of and access to said systems. The tariffs are: (i) network usage charges, which are charges for the use of the proprietary local grid of distribution companies; and (ii) the TUST. Additionally, distribution companies in the southern/southeastern Interconnected Power System pay specific charges for the transmission of electricity generated at Itaipu and for access to the transmission system.

TUSD

The TUSD is paid by generators, free consumers and special consumers for the use of the distribution system of the distribution company to which the relevant generator or free consumer is connected and are revised annually according to an inflation index. The amount to be paid is based on a formula set forth by ANEEL Resolution No. 657/15 and may vary pursuant to a number of different factors, including, for instance, costs of the network, operating costs and energy losses, among others. Our distribution companies received the TUSD paid by free consumers in their concession areas and by some other distribution companies which are connected to our distribution system.

TUST

The TUST is paid by distribution companies and users, including generators, free consumers and special consumers, for the use of the Basic Network. The amount to be paid is based on a formula set by ANEEL Resolution No. 67/04, as amended by ANEEL Resolution No. 442/11, and it may vary pursuant to a number of different factors. According to criteria established by ANEEL, owners of the different parts of the transmission grid have transferred the coordination of their facilities to the ONS in return for receiving regulated payments from users of the transmission system. Network users, including generation companies, distribution companies and free consumers, have signed contracts with the ONS entitling them to use the transmission grid in return for the payment of published tariffs. Other parts of the grid that are owned by transmission companies but which are not considered part of the transmission grid are made available directly to the interested users who pay a specified fee to the relevant transmission company.

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

Itaipu Transportation Charge

Itaipu has an exclusive transmission grid operating at alternating and continuous voltage, which is not considered to be part of the Basic Network or of the intermediary connection system. The use of this system is compensated by a specific charge, denominated the Itaipu transportation charge, paid by those companies entitled to quotas of the electricity from Itaipu, in proportion to their quotas.

Distribution Tariffs

Distribution tariff rates are subject to review by ANEEL, which has the authority to adjust and review tariffs in response to changes in electricity purchase costs and market conditions. When adjusting distribution tariffs ANEEL divides the costs of distribution companies between: (i) costs that are beyond the control of the distributor (“Parcel A costs”); and (ii) costs that are under the control of distributors (“Parcel B costs”). The readjustment of tariffs is based on a formula that takes into account the division of costs between the two categories.

Each distribution company’s concession agreement provides an annual tariff adjustment (reajuste anual). In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are adjusted for inflation in accordance with the IGP-M.

Electricity distribution companies are also entitled to revisions (revisão periódica) every five years. These revisions are aimed at: (i) assuring that revenues are sufficient to cover Parcel B operating costs and that adequate compensation for essential investments for the services within the scope of each such company’s concession; and (ii) determining the “X factor,” which is an efficiency factor based on three components: (a) expected gains of productivity from increase in scale; (b) evaluations by consumers (verified by ANEEL); and (c) efficiency track record for operational costs.

Accordingly, upon the completion of each periodic revision, application of the X factor requires distribution companies to share their productivity gains with final consumers.

The pass-through of electricity purchase costs under supply agreements negotiated before the enactment of the Electricity Regulatory Law is subject to a cap based on a value established by ANEEL for each different source of energy (such as hydroelectric, thermoelectric and alternative sources of energy). This cap is adjusted annually in order to reflect increases in costs incurred by generators. That adjustment takes into account: (i) inflation; (ii) costs incurred in hard currency; and (iii) fuel related costs (such supply of natural gas). Costs incurred correspond to at least 25.0% of all costs incurred by generators.

In addition, electricity distribution concessionaires are entitled to extraordinary revision (revisão extraordinária) of tariffs, on a case by case basis, to ensure their economic financial balance and compensation for unpredictable costs, including taxes, that significantly change their cost structure.

In terms of commercial conditions, ANEEL Resolution No. 547, of April 16, 2013 provided a new informative system for the consumers, with the inclusion of flags (green, yellow and red) in the consumers’ invoice which indicate whether the energy provider expects an increase or decrease in the energy price for the following month, according to the energy prices established by ANEEL for each subsystem. The additional revenue obtained by the concessionaire due to the use of this flag system will be considered in the readjustment and review procedures described above.

According to Provisional Measure No. 735/16 later converted into Law No. 13,360/16, the 2016 tariff review reflected the incorporation of the losses for 2015. From 2017 to 2025, an annual reduction of 10.0% of these incorporated losses is applied, regarding the 2015 tariff review established by ANEEL. The new rule allows the use of the resources obtained by the Brazilian Government in connection with the bid of the concessions (bônus de outorga) to cover the fuel expenses incurred, until April 2016, by the utilities companies located in the Isolated System, which did not have access to the resourced of the CDE Account due to the non-compliance with the efficiency goals.

For the concessions which were not renewed, the rules of MME Ordinance No. 388, dated July 26, 2016 will apply until the concession is rebidded and a new controller undertakes the services under a new concession agreement which will set forth the tariff policies. In general terms Ordinance No. 388/16 establishes the following regarding the costs split between Parcel A and Parcel B:

Parcel A includes:

(i)        Energy sector charges;

(ii)       Electricity purchased;

(iii)      Connection and usage charges for the transmission and distribution systems; and

(iv)      Non-recoverable revenues.

Parcel B costs, as usual, are determined by subtracting the entire Parcel A costs from the distribution company’s revenues.

ANEEL Normative Resolution No. 748/16 establishes the terms and conditions for the provision of the public electricity distribution service by a designated distributor pursuant to article 9 of Law No. 12,783/13 and MME Ordinance No. 388/2016, in order to ensure the continuity of the provision of the public electricity distribution service until the assumption by a new concessionaire to be awarded through a bidding process. Also, the proposed regulation could eventually be extended to the non-renewed concession agreements upon express adhesion. Accordingly, through the Ministerial Orders MME Nos. 420, 421, 422, 423, 424 and 425, dated as of August 2, 2016, the distributors Amazonas D, Eletroacre, Ceron, Cepisa, Ceal and Boa Vista Energia were assigned as responsible for the provision of distribution of electric energy public services, aiming to guarantee the continuity of the service in the defined areas.

Additionally, through the Ministerial Order MME No. 425 and through an order of the MME dated as of August 11, 2016, the concession of CERR was terminated and Boa Vista Energia became, as of January 1, 2017, the temporary distribution service provider of the area that was formerly served by CERR.

On November 29, 2016, ANEEL enacted Resolution No. 748/16 to establish the conditions that will guarantee the continuity of the services rendered by the utilities companies located in the North and Northeast of Brazil following the termination of these concessions. The services will be temporarily rendered by our distribution companies and these conditions include the normalization of the transfer of sectorial funds, adjustment and review of the tariffs in order to guarantee tariff coverage, and access to loans from the RGR Fund.

Accordingly, ANEEL calculates the payment of the temporary distribution service provider in accordance with MME Ordinance No. 388/2016, as the temporary distribution company derives its revenues from the distribution tariff as calculated by ANEEL. In addition, in order to provide adequate compensation for the temporary distribution service provider and the economic feasibility of the temporary service, such revenue can also be originated from loans provided by the RGR Fund as per ANEEL Resolution No. 748/2016, in the event the tariff revenue is insufficient to cover the distribution costs. The temporary distribution service was terminated upon the execution of new concession agreements.

Incentive Programs for Alternative Sources of Electricity

Proinfa

In 2002, the Brazilian Government established the Proinfa program to create certain incentives for the development of alternative sources of energy, such as wind energy projects, small hydroelectric power plants and biomass projects. As with some other social programs, we are involved in the administration of the Proinfa program.

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

Upon the adoption of IFRS 15, from January 1, 2018, we no longer record revenue from Proinfa as part of our revenues from generation (as we are deemed an agent, we began to offset revenues against related costs).

Sector Charges

In certain circumstances, power companies are compensated for assets used in connection with a concession if the concession is eventually revoked or not renewed. In 1971, the Brazilian Congress created the RGR Fund designed to provide funds for such compensation. In February 1999, ANEEL reviewed the assessment of a fee requiring all distributors and certain generators operating under public service regimes to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and the RGR Fund has been used principally to finance generation and distribution projects. With the introduction of Provisional Measure No. 517/10, the RGR Fund is scheduled to be phased out by 2035, and ANEEL is required to revise the tariff so that the consumer will receive some benefit from the termination of the RGR Fund. In accordance with Law No. 12,783/13, distribution concessions, transmission concessions granted after September 12, 2012 and all renewed generation and transmission concessions are no longer required to pay RGR charges as of January 1, 2013. CCEE is now responsible for the management of the RGR Fund (started on May 2017), according to Provisional Measure No. 735/16, converted into Law No. 13,360/16.

Public Use

The Brazilian Government has imposed a fee on PIEs reliant on hydrological resources, except for small hydroelectric power plants, similar to the fee levied on public industry companies in connection with the RGR Fund. PIEs are required to make contributions to the UBP Fund with a legal nature as a fee related for the use of public assets, according to the rules of the corresponding public bidding process for the granting of concessions. We received the UBP Fund payments until December 31, 2002. All payments to the UBP Fund since December 31, 2002 are paid directly to the Brazilian Government.

Fuel Consumption Account

Distribution companies, and generation companies that sell directly to final consumers, must contribute to the CCC Account. The CCC Account was created in 1973 to generate financial reserves to cover elevated costs associated with the increased use of thermoelectric energy plants, in the event of a shortage of rain, given the higher marginal operating costs of thermoelectric energy plants compared to hydroelectric energy plants. In February 1998, the Brazilian Government provided the phasing out of the CCC Account. Subsidies from the CCC Account have been phased out over a three-year period beginning in 2003 for thermoelectric energy plants constructed prior to February 1998 and belonging to the Interconnected Power System. Thermoelectric plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Brazilian Government established that subsidies from the CCC Account would continue to be paid to those thermoelectric plants located in isolated regions for a period of 20 years in order to promote generation of electricity in those regions.

Law No. 13,299/16 amended the formula for calculation of the CCC Account relating to the Isolated System, previously provided by Law No. 12,111/09. According to Law No. 12,111/09, the amount of the reimbursement through the CCC Account is equal to the total cost of generation minus the total amount of energy utilized by the agent at the average unitary energy price determined at auctions of the Interconnected Power System. The law determined that the energy sector fees were to be included in the calculation of the average cost of energy in the Regulated Market Law No. 13,299/16, in turn, sets forth the exclusion of the fees related to the average energy price from January 1, 2017 to December 31, 2020, increasing the value to be reimbursed to energy distributors in the Isolated System. Each year, from January 2021 to December 2034, 1/15 of the energy sector fees will be added to the average energy price until 2035, when the totality of the fees will be dully incorporated into the price again.

However, Law No. 12,783/13 extinguished the apportionment of the benefit of reduction of the costs for fuel consumption within the Isolated System energy generation companies.

Pursuant to Law No. 13,360/16, regulated by Decree No. 9,022/17, and ANEEL Ordinance No. 1,079/17, CCEE became responsible for the budget and management of the CDE Account, the CCC Account and the RGR Fund as of May 1, 2017. Before CCEE was created, we used to be the entity responsible for the budget and administration of CDE Account, CCC Account and RGR Fund.

ANEEL approved that Amazonas D should receive a credit of R$398 million related to power hiring costs from May 2015 to July 2017 and the completion of the expenses calculations related to the power purchase agreement in the Interconnected Power System from January 2012 to April 2015.

According to Order No. 2,901/17, the amount above must be considered in the CDE Account’s annual budget for 2019, for payment by CCEE in twelve monthly installments, updated by the IPCA until the date of payment.

Energy Development Account

In 2002, the Brazilian Government instituted the Energy Development Account or CDE Account (Conta de Desenvolvimento Energético), which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and, since 2003, the annual fees to be paid by agents offering electricity to final consumers, by means of a charge to be added to the tariffs for the use of the transmission and distribution systems. These fees are adjusted annually. The CDE Account was created to support the: (i) development of electricity production throughout the country; (ii) production of electricity by alternative energy sources; and (iii) universalization of energy services throughout Brazil. The CDE Account will be in effect for 25 years and is regulated by ANEEL and as of May 2017, the CDE Account is managed by CCEE, as provided in Law No. 13,360/16.

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

Pursuant to Law No.13,360/16, regulated by Decree No. 9,022/17 and the ANEEL Ordinance No. 1,079, of April 18, 2017, the responsibility for the budget, management and movement of the CDE Account, the CCC Account and the RGR Fund was transferred to the CCEE as of May 1st, 2017. In view of the foregoing, and as described in the vote in said order, CCEE, as of May 1, 2017, became the administrative and financial manager of the Sectoral Funds CDE Account, CCC Account and RGR Fund.

Pursuant to Law No.13,360/16, regulated by Decree No. 9,022/17, and ANEEL Ordinance No. 1,079/17, CCEE became responsible for the budget and management of the CDE Account, the CCC Account and the RGR Fund as of May 1, 2017.

Electric Power Services Supervision Fee — TFSEE

ANEEL also collects the TFSEE, which is a supervision fee from electric power services agents and concessionaires pursuant to Law No. 9,427/96, as amended by Law No. 12,111/09, and Law No. 12,783/13. The TFSEE is charged at the rate of 0.4% of the annual economic benefit posted by the agent or concessionaire. The economic benefit is determined based on the installed capacity of authorized generating and transmitting concessionaires or on annual sales income posted by distribution concessionaires. This fee is collected by ANEEL in twelve monthly installments.

Financial Compensation for Use of Water Resources (“CFURH”)

The states, the Federal District, and municipalities, as well as direct public federal administration bodies all receive financial compensation from generating companies for the use of water resources and loss of productive land due to the flooding of the area for the construction and generation of electric power. CFURH is based on power output and paid to the states and municipalities in which the plant or reservoir is situated. ANEEL is responsible for the collection and management of this fee. This charge is not assessed on small hydroelectric power plants, as they are exempt from this requirement.

Reserve Energy Charge (“REC”)

REC is intended to cover the costs arising from the contracting of reserve energy (including administrative, financial and tax costs) that are apportioned among all end users of electric power of the Interconnected Power System.

The Effects of the Bankruptcy Law on Us

On February 9, 2005, the Brazilian Government enacted the Bankruptcy Law, which came into effect on June 9, 2005, and governs judicial recovery, extrajudicial recovery and liquidation proceedings and replaces the debt reorganization judicial proceeding known as reorganization (concordata) for judicial recovery and extrajudicial recovery. The Bankruptcy Law expressly provides that it does not apply to government owned and mixed capital companies, such as us. Although it can be argued that this provision of the Bankruptcy Law is inconsistent with the Federal Constitution, which establishes that mixed capital companies, such as us, are subject to the special regime of the private entities, including in respect of civil liabilities, because the Bankruptcy Law expressly provides that mixed capital companies are not subject to bankruptcy, a liquidation of the issuer would probably depend on the enactment of specific law in this regard, in which case certain creditors’ rights under a regular bankruptcy proceeding may not be available to the holders of the ADS.

Judicial Recovery

In order to request judicial recovery, a debtor must fulfill the following requirements: (i) conduct its business in a regular manner for more than two years; (ii) not be bankrupt (or, in the event that the debtor was bankrupt in the past, then all obligations arising therefrom must have been declared extinguished by a judgment not subject to appeal); (iii) not have been granted a judicial recovery or special judicial recovery in the five years prior to its request, respectively; and (iv) not have been convicted of (or not have a controlling partner or manager who has been convicted of) a bankruptcy crime. All claims in existence at the time of the request for judicial recovery are subject to such procedure (including potential claims), except for claims of tax authorities, creditors acting as fiduciary owners of real or personal properties, lessors, owners or committed sellers of real estate, including for real estate developments, or owners under sale agreements with a title retention clause (paragraph 3 of article 49 of the Bankruptcy Law).

The judicial recovery can be implemented through a reorganization plan to be entered into between the creditors and confirmed by the bankruptcy court. The reorganization plan must provide one or more of the following means of reorganization, among others (i) the granting of special terms and conditions for the payment of the debtor’s obligations; (ii) spin-off, merger, transformation of the company, incorporation of a wholly-owned subsidiary or the assignment of quotas or shares; (iii) transfer of corporate control; (iv) partial or total replacement of the debtor’s management, as well as the granting to its creditors the right to independently appoint management and the power of veto over certain matters; (v) capital increases; (vi) leasing of its premises; (vii) reduction in wages, compensation of hours and reduction of the workday, by means of collective bargaining arrangements; (viii) payment in kind or the renewal or extension of the debtor’s debts; (ix) creation of a company composed of creditors; (x) partial sale of assets; (xi) equalization of the debtor’s financial charges; (xii) creation of an usufruct on the company; (xiii) shared management of the company; (xiv) issuance of securities; and (xv) creation of a special purpose company for purposes of receiving the debtor’s assets.

However, pursuant to Law No. 12,767/12, energy concessionaires may no longer initiate judicial or extrajudicial corporate reorganization procedures (recuperação judicial ou extrajudicial) until their concessions expire.

Extrajudicial Recovery

The Bankruptcy Law also created the extrajudicial recovery mechanism, which is a private out-of-court settlement among debtor and its creditors through which they agree to new restructuring conditions for payments of debt. A debt repayment plan must be drawn up and proposed by the debtor to the creditors and if approved by creditors representing more than 3/5 of each type of credit or a group of creditors with the same nature and similar payment conditions, the plan may be submitted to the court for confirmation and in order to bind creditors which did not approve the plan. The extrajudicial recovery is not applicable, however, to any claims relating to labor- or workplace related accidents, as well as to any claims excluded from judicial recovery. In addition, the request for court approval of an extrajudicial recovery plan will not impose a moratorium on the rights, suits and enforcement proceedings of creditors not subject to such plan, and those creditors will still be able to request the debtor’s bankruptcy.

As mentioned above, energy concessionaires may no longer initiate judicial or extrajudicial corporate reorganization procedures (recuperação judicial or extrajudicial) until their concessions expire.

Liquidation

The Bankruptcy Law changed the order in which claims are classified in the context of liquidation proceedings to the following order, which is set out in order of priority: (i) labor claims in general (limited to a maximum amount of 150 times the minimum monthly Brazilian wage per creditor) and labor claims related to indemnification for workplace accidents; (ii) claims of secured creditors (limited to the amount of the guarantee); (iii) tax claims (except for tax fines); (iv) personal claims enjoying special privileges (as defined in other statutes); (v) personal claims enjoying general privileges (among others, unsecured creditors who have provided goods or services to the debtor during its judicial recovery and creditors who are so defined in other statutes); (vi) unsecured debts (creditors not mentioned in the preceding items, labor creditors whose claims exceed the 150-minimum monthly wages limitation, and secured creditors whose claims exceed the amount of their respective security); (vii) contractual fines and monetary fines arising from the disobedience of statutes; and (viii) subordinated debts (as provided for by law or in an agreement, and creditors who are shareholders, quota holders or managers of the debtor company but not in the context of a labor relationship). The Bankruptcy Law establishes that only a creditor claiming for an amount in excess of 40 times the minimum monthly Brazilian wage can commence liquidation proceedings. It also determined that if a judicial recovery plan is not approved by creditors the court may decree the debtor’s liquidation. The Bankruptcy Law also extended (i) the time period in which a debtor must present its defense in connection with a request for its bankruptcy from 24 hours to ten days, and (ii) the suspicious period retroactive up to 90 days from either the date of filing the bankruptcy petition, the request for judicial recovery or from the date of the first protest of a credit note due to its non-payment by the company, under the court’s discretion to fix the date. During the suspicious period certain acts may be deemed ineffective, such as payment of unmatured debts, payment of matured debts by means other than established in law or contract and creation of security to existing debts, sale or transfer of relevant assets.

The Effects of Government-Controlled Companies Law on Us

The Law of Government-Controlled Companies establishes the rules applicable to state-owned companies, government-controlled companies and their subsidiaries, regulating the article 173 of the Constitution of the Republic of 1988.

The main subject of the Law of Government-Controlled Companies regards to governance rules that have become applicable to state-owned and government-controlled companies, which are now forced to adopt higher standards for disclosure of technical and financial information, and to follow some specified criteria for the appointment of their officers and executives.

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

Although the rule came into force immediately after its publication, the state-owned or government-controlled companies had twenty-four months to adapt to the new legal requirements.

We have complied with all the requirements set out in the Law of Government-Controlled Companies relating to the disclosure of technical and financial reports, as well as to the audit and internal control structure. Our Board of Directors reviewed these provisions in order to strengthen and improve our governance structure. This is evident in our elections for the Board of Directors, which fully complied with the criteria for appointment of members and exceeds the percentage of participation of independent members set out in the rule. We also proposed amendments to our by-laws to comply with the Government-Controlled Companies Law.

On June 27, 2018 Ricardo Lewandowski, Minister of the STF partially granted an injunction in a claim filed by class entities and policy parties (ADI No. 5624) to suspend the enforcement of certain articles of the Law of Government-Controlled Companies regarding a mandatory procedure for the government to follow when selling the control of government-controlled entities. On November, 29, 2019, the STF partially ratified the previous decision issued by Justice Ricardo Lewandowski, stating that: (i) the sale of the controlling interest of companies controlled by the Brazilian Government and mixed-capital companies requires previous legislative authorization and bidding process; and (ii) such legislative authorization and bidding process requirements do not apply to the sale by a company controlled by the Brazilian Government or a mixed capital company of its controlling stake in subsidiaries, provided that the law that created such state-controlled or mixed capital company also provided for the creation of subsidiaries. There is no certainty as to when the STF will issue a final decision on this matter.

Legal Response to the COVID-19 Crisis

On April 8, 2020, the Brazilian Government published the Provisional Measures No. 949 and 950 in the Official Gazette of the Brazilian Government, both of which aim to provide temporary emergency relief measures for the power sector in order to deal with the state of public calamity resulting from the COVID-19 pandemic.

Provisional Measure No. 949/2020 provides an additional credit of R$900 million for the MME. The measure aims to enable the transfer of funds to the CDE Account in order to reduce the socioeconomic impacts of the COVID-19 pandemic, pursuant to Law No. 10,438/02. Provisional Measure No. 950/2020 provides for temporary emergency measures for the power sector to deal with the state of public calamity acknowledged by Decree No. 6/2020, as well as the public health emergency arising from the COVID-19 pandemic. The Brazilian Government is authorized to allocate up to R$900 million to cover tariff discounts related to the electricity supply tariff for low income residential consumers (Subclasse Residencial Baixa Renda).

Law No. 12,212/2010 was amended with article 1-A, which determines that from April 1 to June 30, 2020, a discount of 100% (one hundred percent) will be granted to low income residential consumers (Subclasse Residencial Baixa Renda) whose power consumption is lower than or equal to 220kWh/month.

Article 13 of Law No. 10,438/02, which created the CDE, will now be in force with a new item, which includes among the purposes of the CDE the allocation of funds by means of tariff charges, and the permission to amortize financial transactions in order to meet the power demand of distribution concessionaries. In addition, the article also had amendments to its paragraph 1, which will now include items “§ 1º-D” and “§ 1º-E.” In the first item, the Brazilian Government is authorized to allocate up to R$900 million in funds to the CDE to cover the tariff discounts provided for in article 1-A of Law No. 12,212/2010, which refers to the power supply tariff of low income residential consumers (Subclasse Residencial Baixa Renda). As for the second item, it sets forth that the Brazilian executive branch may establish conditions and requirements for the structuring of financial transactions and for the provision and collection of funds to allow the amortization of financial transactions linked to measures to deal with the impacts arising from the COVID-19 pandemic.

Finally, Provisional Measure No. 950/2020 provides that certain consumers who are part of the regulated contracting environment must pay the remaining costs of financial transactions linked to coping measures adopted within the power sector through charges levied on their tariffs. The charge will be regulated by an act of the Brazilian executive branch.

The provisional measures seek to mitigate the effects of the COVID-19 pandemic and preserve the sustainability of the power sector especially due to the decrease in revenue affecting power distribution concessionaries caused by the increase in consumer defaults and the decrease in power consumption.

To further mitigate some of the effects of the COVID-19 pandemic, certain state controlled financial institutions, such as BNDES, are offering programs that allow borrowers that are otherwise in good financial health to defer their interest and other payments for a limited period of time.

In response to the COVID-19 outbreak, many Brazilian states have declared periods of quarantine which has resulted in restrictions on opening hours, and in many cases closures, of businesses, leading to reduced business activity, which will likely have a material adverse effect on the Brazilian economy.

Our generation revenue comes from businesses carried out on (i) the Regulated Market (including the plants under the quota regime), (ii) the Free Market and (iii) the short-term market, in which the differences between the amounts generated, contracted and consumed are settled. Due to the reduction in economic activity, there may be instances of defaults by our counterparties.

We are also managers of the Itaipu and Proinfa commercialization accounts. If either account becomes negative, we use our own resources to meet the obligations and reestablish the balance of the accounts, which should be compensated through the tariff the following year (with respect to Itaipu) or through revised quotas (with respect to Proinfa).

Any material default in any of these accounts could impact our cash flows. Considering the possible decrease in our revenues, we might be required to record an impairment, particularly in the case of SPEs that sell significant amounts of energy on the Free Market. Other factors that may contribute to us having to record impairments are the increase in certain costs (especially those indexed in foreign currency) and/or possible difficulties with material suppliers.

As of the date of this Form 20-F, we also expect low liquidity in the energy trading market, which may lead to difficulties for transacting business on favorable terms in this market. Future energy auctions may also be postponed for an indefinite amount of time depending on the determination of the Ministry of Mines and Energy.

In the transmission segment, our earnings are derived from tariffs defined by ANEEL (i.e. the RAP), established at the time of the concession auction, with periodic reviews defined in specific regulations. Accordingly, we currently see no indications that the outbreak of COVID-19 will have a significant impact on the revenues of our transmission assets. since these are related to the availability of the assets in the Interconnected System, and not to the flow of energy transmitted. Despite low historical default rates, the current adverse scenarios, magnified by over-contracting by the distribution companies and exchange rate devaluations, may lead to increased defaults in the transmission segment. In addition, as certain of our transmission projects are in the implementation phase, we might suffer delays in their construction as a result of a complete shutdown or in the re-deployment of construction teams.

C. Organizational Structure

As of December 31, 2019, we operated generation and transmission activities in Brazil through the following regional subsidiaries, Itaipu and 136 SPEs (including two outside of Brazil) and non-controlling interests in 25 companies:

•	Itaipu, a plant in which we and a Paraguayan governmental entity (ANDE) each hold a 50.0% interest and which we believe is one of the world’s largest hydroelectric plants by volume of energy generated;

•	Furnas, which engages in generation and transmission activities in the southeast and part of the midwest region of Brazil;

•	Chesf, which engages in generation and transmission in the northeast region of Brazil;

•	Eletronorte, which engages in generation, transmission and limited distribution activities in the northern region of Brazil;

•	Eletronuclear, which owns and operates two nuclear plants, Angra I and Angra II, and is constructing a third, Angra III;

•	Amazonas GT, which engages in generation and transmission activities in the State of Amazonas;

•	Eletrosul, which engages in transmission and generation activities in the State of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná; and

•	CGTEE, which owns and operates a thermal plant in the southern region of Brazil.

As of January 2, 2020, Eletrosul and CGTEE both approved the incorporation of Eletrosul into CGTEE as provided for in the PDNG 2019-2023 in their general meeting held on that date. The resulting company was renamed CGT Eletrosul – Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil. As of January 31, 2020, we approved the transfer of the entire share capital of Amazonas GT to Eletronorte.

We are the main sponsor of Cepel, which we believe is the largest technological research and development center in the electricity industry in South America.

We also hold a majority interest in Eletropar, a company that holds minority interests in the following Brazilian companies: (i) Energias do Brasil S.A. — Energias do Brasil; (ii) Companhia de Transmissão de Energia Elétrica Paulista — CTEEP; and (iii) Empresa Metropolitana de Águas e Energia S.A. — EMAE. Eletropar holds a minority position in Eletronet S.A.

The following organizational chart shows our summarized shareholder structure and subsidiaries as of the date of this annual report (we also have minority shareholdings in 25 utility companies throughout Brazil):

As of December 31, 2019, we held a stake in 136 SPEs in Brazil, of which 108 are generation companies, 25 are transmission companies and 3 are service companies, mostly with a participation of up to 49.0% of the share capital, and 2 other partnerships in SPEs located outside of Brazil, as well as minority interests in 29 electricity companies.

Transactions with third parties

On March 18, 2019, we transferred the capital stock of Ceal to Equatorial Energia S.A. On March 28, 2019, our shares in the Pedra Branca, São Pedro do Lago Energética and Sete Gameleiras SPEs, corresponding to 49% of the share capital, were transferred to Brennand Energia S.A.

On April 10, 2019, we transferred our shares in Amazonas D to the new controlling shareholder, Consórcio Juruá (formed controlled by the companies Oliveira Energia Geração e Serviços LTDA. and ATEM’S Distribuidora de Petróleo S.A.).

Chesf transferred its 49% equity interest in Baraúnas I Energética, Mussambê Energética and Morro Branco I SPEs, as well as its equity interest of, respectively, 1.5% and 1.7% in Baraúnas II Energética and Banda de Couro Energética to Brennand Energia S.A.

On April 29, 2019, the shares of the Transmissão do Alto Uruguai - ETAU (27.4%) were transferred to TAESA and DME Energética S.A.

On May 31, 2019, the shares of Brasnorte Transmissora de Energia (49.7%), Companhia Transirapé de Transmissão (24.5%), Companhia Transleste de Transmissão (24.0%) and Companhia Transudeste de Transmissão (25.0%) were transferred to Transmissora Aliança de Energia Elétrica S.A. - TAESA.

On June 25, 2019, Copel Geração e Transmissão S.A. became the new controlling shareholder of Uirapuru Transmissora de Energia, due to the share transfer, corresponding to 75% of the capital.

On July 1, 2019, we transferred 49% of the shares of SPE Amazônia Eletronorte Transmissora de Energia - AETE to APAETE Participações em Transmissão S.A .

On August 23, 2019, we transferred our 49% stake in each of the following SPEs: Brasventos Miassaba 3 Geradora de Energia; Brasventos EOLO Geradora de Energia and Rei dos Ventos 3 Geradora de Energia to Ventus Holding de Energia Eólica Ltda.

On October 7, 2019, we transferred 49% of the share capital of SPE Eólica Serra das Vacas Holding S.A., including Serra das Vacas I, II, III and IV, to Eólica Serra das Vacas Participações S.A.

On November 13, 2019, our shares in SPE Transmissora Matogrossense de Energia - TME, corresponding to 49% of the share capital, were transferred to Alupar Investimentos S.A.

On August 14, 2019 Eletrosul sold 8,258,195 shares of SPE Paraíso Transmissora de Energia S.A. to JAAC Materiais e Serviços de Engenharia Ltda.

On October 31, 2019, Chesf acquired from ATP Engenharia Ltda. (currently Future ATP Serviços de Engenharia Consultiva) 61,192,649 shares in SPE TDG Transmissora Delmiro Gouveia Ltda.

In January 2020, the sale of the SPE Centroeste de Minas to CEMIG was completed and in March 2020 the closing of SPE Energia Olímpica was completed.

As of March 31, 2020, we held an equity interest in 134 SPEs in Brazil, of which 107 were generation companies, 24 were transmission companies and 3 were service companies, in most of them a shareholding of up to 49%, as well as interest in two foreign generation SPEs and minority interests in 25 companies in the electricity sector. On April 17, 2020, we approved the sale of SPE Manaus Transmissora de Energia S.A., which is still subject to completion of certain conditions precedent.

On May 11, 2020 our Board of Directors approved the binding offer made by the Multi-Strategy Participation Investment Fund Pirineus (FIP Pirineus) to acquire our entire participation, corresponding to 49% of the total share capital, in the SPE Eólica Mangue Seco 2 – Geradora e Comercializadora de Energia Elétrica S.A. The share and sale contract will be signed following approval by ANEEL, CADE and the creditors of the SPE.

D. Fixed Assets

Our principal assets consist of hydroelectric generation plants which are located all over Brazil. The book value of our total fixed assets as of December 31, 2019, December 31, 2018 and December 31, 2017 was R$33,315 million, R$32,370 million and R$27,966 million, respectively. As a result of the existing large hydroelectric power capacity still available in Brazil, we believe hydroelectric energy will continue to have a prominent role in providing for the growth in consumption of electrical energy.

E. Compliance

In accordance with our Code of Ethical Conduct and Integrity, we do not tolerate corruption or any other illegal business practices of our employees, contractors or suppliers, and, accordingly, we have undertaken the corporate governance and compliance initiatives described in this annual report.

In 2016, we improved through our compliance department our compliance program with the implementation of the “Eletrobras 5 Dimensions Program,” with the objective of strengthening our internal controls, including at our subsidiaries. The program seeks to achieve compliance with legal and regulatory standards and avoid, detect and treat any deviation or nonconformity that may be identified. This initiative is in compliance with international corporate governance standards and laws and regulations, including the U.S. Sarbanes-Oxley Act of 2002, the FCPA, the Brazilian Anticorruption Law, the Law of Government-Controlled Companies, the rules and guidelines issued by the SEC, the CVM, the IBGC and the OECD, among others.

The Eletrobras 5 Dimensions Program, provided for in the 2019-2023 PDNG, was implemented in all of our companies in order to comply with international corporate governance standards and to strengthen the corporate integrity management. The Eletrobras 5 Dimensions Program is present in the 2020-2024 PDNG, which provides, among the Strategic Guidelines, “Enhancing Governance and Corporate Integrity - Strengthening internal controls and corporate governance, ensuring business integrity.”

The Eletrobras 5 Dimensions program is based on the guidelines proposed by the Guide for the Implementation of Integrity Program in State Companies of the CGU and by the Committee of Sponsoring of the Treadway Commission (COSO). Among the benefits, it is expected the strengthening and continuous improvement of our internal controls related to the Compliance Program, by adopting the highest standards of Integrity through the maturity of the Eletrobras 5 Dimensions (Compliance) Program.

The structure of the “Eletrobras 5 Dimensions Program” is based on five elements that constitute the basis for developing a culture of integrity within the company, as shown in the following image:

Each element of the “Eletrobras 5 Dimensions Program” has a set of activities with different characteristics, including:

1.	Development of the Management Environment for the Compliance Program — To strengthen our governance structure, our Board of Directors approved in February 2016 the creation of a compliance board. The new compliance board is responsible for ensuring the compliance of our internal processes and controls with our internal regulations and Brazilian and foreign laws, in particular the FCPA, the Brazilian Anticorruption Law and our Code of Ethical Conduct and Integrity, mitigating risks and coordinating the corresponding activities in our subsidiaries. In addition, the compliance board is responsible for promoting the culture of compliance management and internal controls and supporting the “Eletrobras 5 Dimensions Program.” We highlight the following attributions of our compliance officers: (a) ensure procedural compliance and risk mitigation in our and our subsidiaries’ activities, prevent fraud and corruption, ensure compliance with internal regulations, standards and requirements included in the Law of Government-Controlled Companies; (b) promote our compliance program and take appropriate measures to investigate any complaints regarding any violation of such program; (c) prepare and issue guidelines for the evaluation of research activities and reduction of fraud and corruption risks, as well as corporate risks and internal controls, and follow the results for the report to our Board of Executive Officers and our Board of Directors.

2.	Periodic Analysis of the Risk Matrix — We prepared a fraud and corruption risks matrix (matriz de riscos de fraude e corrupção) for our group companies in 2017, mapping out the risks of fraud and corruption inherent in the business and any specificities considering that we are controlled by the Brazilian Government and may be the damaged party, as well as be liable for committing an illicit when dealing with other entities that are also part of the Brazilian Government’s administration. Based on the fraud risk assessment model (FRA), the risk identification and assessment process followed the steps of the corporate scenario assessment, risk benchmarking, and interviews with key corporate personnel. We identified risks, divided them into three pillars and subdivided into subcategories, depending on the nature and content of each risk. Subsequently, we applied techniques for risk analysis and classification, which will allow us to prioritize them by level of criticality and develop mitigating actions to direct efforts to the most critical issues as determined by our management. In 2018, we and our subsidiaries used the base of fraud and corruption risk events for detail and subsequent prioritization. Since then, and based on the evidence presented with the status of this activity, the Compliance areas of our companies proposed a set of risk events for prioritization. In parallel, we developed a methodology to classify the level of fraud and corruption risk of our suppliers, establishing the concept of critical suppliers as part of an analysis of their ethics and integrity, to act in a preventive manner by means of monitoring actions.

3.	Structure and implementation of policies and procedures of our compliance program — In order to consolidate the guidelines established by our compliance program considering its maturity, relevant issues in the context of enhancement of compliance have been included in specific documents that show to stakeholders the principles and guidelines accepted by our companies. The guiding document of our compliance program is the Code of Ethical Conduct and Integrity. We also have some additional important documents of the program such as (i) the Anticorruption Policy of Eletrobras companies, which aims to reinforce our commitment to ethics and integrity in our internal and external relations, as well as establishing guidelines to ensure that the members of our governing bodies (councils and Board of Directors), employees, representatives and third parties comply with the requirements of applicable anticorruption laws and that the highest standards of legality and transparency are adopted while conducting business, and (ii) the Conflict of Interest Management Policy of Eletrobras Companies, which aims to establish guidelines for members of governance boards, employees, representatives and third parties of Eletrobras companies in the prevention, identification and declaration of situations that may be classified as conflicts of interest, and to guide as to how to proceed in such cases, so that the conduct is always guided by the Principles of Ethics, Integrity and Transparency and aligned with the values of Eletrobras companies. This Policy was implemented in September 2019. In addition, some of our documents now provide for corporate integrity criteria to ensure that our compliance program is effectively applied and complied with within the company’s activities subject to a higher risk of fraud and corruption. In this regard, we highlight the inclusion of a supplier integrity assessment as one of the guidelines of the new tenders and contracts rules of our companies (novo regulamento de licitações e contratos das empresas Eletrobras). In addition, the suppliers’ commitment to integrity has been included in the supply logistics policy for our companies (política de logística de suprimento das empresas Eletrobras) and in the supplier’s conduct guide (guia de conduta do fornecedor). We have also reviewed our sponsorship policy (política de patrocínios) and our representative nomination policy (política de indicações de representantes) to include integrity aspects in our relationship with these third parties.

In 2017, we also approved our consequences policy. This policy aims to establish corporate commitments to fight against corruption, anticompetitive practices, conflicts of interest and other infractions and guide the application of consequences to actions and conduct in disagreement with our Code of Ethical Conduct and Integrity, the Compliance Program of our companies (programa de integridade das empresas Eletrobras) and internal and legal standards. This policy is part of the new centralized complaint management and treatment process established at our companies.

We also revised some of the formal documents of our companies in 2018 in order to include corporate integrity criteria in the most exposed to risk of fraud and corruption activities of the company, as well as compliance with current legislation. Among them, we highlight: the Code of Ethical Conduct and Integrity, the Sponsorship Policy, the Supply Policy, the Representatives’ Indication Policy, the Bidding and Contracts Regulation and the Social Responsibility Policy.

Accordingly, we implemented certain integrity mechanisms to be adopted by our companies in order to standardize the Third Party Integrity Assessment process of our companies prior to establishing the relationship; they are:

suppliers, sponsorships, donations, partnerships, members of governance of our companies and new partners in SPE. In compliance with the guidelines of the Integrity Program, in 2018 and 2019, our Integrity area carried out about 330 Integrity Assessments for: nominations for governance members, management nominations, sponsorships, donations, and partnerships.

4.	Effective Communication and training — We prepared the Integrity Program Training Plan (Compliance), with the objective of establishing training actions on a regular basis, in order to disseminate good practices of ethics and integrity, as well as to promote internalization and dissemination of the ethics and integrity commitments expressed in the Integrity Program’s policies and procedures and in the Code of Ethical Conduct and Integrity, with employees, senior management and other relationship public, enhancing the importance of establishing a mature integrity structure.

Among the actions carried out in 2018 and 2019 we highlight:

•	Training for our Senior Management and representatives of Subsidiaries, Affiliates and Partners (SPE). The Corporate Governance area maintains, within its Enhancement Program for Directors and Executive Officers, content related to Ethics and Integrity. A Workshop on Best Practices was carried out by Directors and Board Members, promoting integration and exchange of experiences.

•	Online training on Integrity and Ethics offered by all of our subsidiaries to all employees. In 2018, we reached a total of 88% of the employees of our companies. In 2019, the course was restructured and its content updated showing the evolution of the integrity processes and practices implemented by us, launched from December 2019 to February 2020. In order to reinforce the concepts and guidelines that guide our Eletrobras 5 Dimensions Integrity Program (Compliance), this training is an important instrument to disseminate a culture of integrity and ethical conduct, essential in the personal and professional daily lives of our employees, and adds real value to our companies, strengthening our image. We have reached the mark of around 99% of Eletrobras companies’ employees, which demonstrates the commitment of the staff to the corporate guidelines of ethics and integrity.

•	Integrated Governance, Risk and Compliance (GRC) Course, training 30 persons of the integrity teams, and other related areas, promoting integrated action between the 2nd and 3rd lines of defense.

•	Fraud and Corruption Risk Course at our subsidiaries, training the administration on the subject and clarifying the process of mapping and managing the risk of corruption in the company.

•	Every year we hold the corporate event “Integrity and Ethical Culture Week” in honor of International Anti-Corruption Day (December 9) with a series of training and awareness actions for staff as well as for external partners. In 2018, the focus of the event was the updated version of the Eletrobras Companies’ Code of Ethical Conduct and Integrity.

•	In 2019, we promoted a specific training for the professionals working in the areas most exposed to the risk of fraud and corruption, a speech by a renowned guest addressing the theme of Ethics in Corporations, as well as an innovative educational approach based on gamification that addressed the theme of compliance with collaborators in a challenging way.

•	We carried out awareness actions with our suppliers including a training on Compliance at the Annual Suppliers Meeting of Eletrobras Companies and offering of informative materials (educational video and booklet) to guide the suppliers regarding the integrity guidelines in the relationship with us.

5.	Program monitoring, application of remediation measures and penalties—One of the most important measures taken by us to remedy our material weakness in internal controls was the improvement of the reports’ management and treatment (gestão e tratamento de denúncias) process, based on three guidelines: (i) centralization of the receipt and management of denounces; (ii) outsourcing the whistleblowing channel, that became independent; and (iii) the creation of an integrity system committee (comitê do sistema de integridade) with representatives of our companies’ for an unified management of reports, centralizing the investigation and the processes of accountability and remediation of complaints.

Our companies’ internal audits started to include in their annual internal audit plan, an evaluation of the implementation of our compliance program, in order to ensure that the measures are being effective and achieving the expected results. We are also periodically evaluated by external oversight bodies, such as the CGU.

In the last two years, several actions were implemented to consolidate the program, which allowed us to:

•	Obtain the maximum score in the IG SEST Index for the third consecutive time, achieving the highest grade represents the fulfillment of all items of the dimensions: Management, Control and Audit; Transparency of Information; and Boards, Committees and Boards. The Eletrobras companies Chesf, CGTEE, Furnas, Eletronorte, Eletrosul, Eletronuclear and Amazonas GT also obtained a Level 1 (level of excellence) in certification;

•	Receive the certificate of Outstanding Program on State Governance from the B3;

•	Be one of the nine Brazilian companies to obtain the maximum score in the implementation of its integrity program, pursuant to a survey conducted by International Transparency with the 110 largest companies in Brazil;

•	Win the Ethics Award in Business, with the project “Integrity Mechanisms for Third Parties in Eletrobras Companies.” This is an initiative of the Brazilian Business Ethics Institute whose main objective is to foster ethics in the business environment through the construction and dissemination of best corporate practices;

•	Be listed for the 11th time in the Corporate Sustainability Index (ISE) of the B3, having been absent from the list only in 2017, after ten consecutive years in the portfolio.

•	We were one of the finalists for the Sustainable Development Objectives (SDS) award, in the “Large Company” category, with the “Integrity Program” case. This recognition confirms our commitment to sustainable development and our commitment to Agenda 2030 and new global challenges. The engagement with Agenda 2030 was an initiative of the pillar Challenge 22 ‘Sustainable Performance’, in the PDNG 2019-2023.

Independent Investigation

As a response to allegations of illegal activities appearing in the media in 2015 relating to companies that provide services to our subsidiary Eletronuclear (specifically, regarding the Angra III nuclear power plant), and to certain SPEs in which we hold a minority stake, our Board of Directors, although not required to do so, hired the law firm Hogan Lovells to undertake the Independent Investigation.

The Independent Investigation was subject to oversight by a commission that was created by our Board of Directors on July 31, 2015. This commission was composed of Ms. Ellen Gracie Northfleet, a retired STF justice, Mr. Durval José Soledade Santos, former director of the CVM, and the engineer Mr. Manuel Jeremias Leite Caldas, who was replaced by Mr. Julio Sergio Cardozo, a well-known accounting expert, in July 2017.

On April 29, 2015, the Federal Police commenced the “Operation Radioactivity” as part of the Lava Jato Investigation, which resulted in the imprisonment of a former officer of our subsidiary Eletronuclear. This former officer was sentenced to 43 years in prison for passive bribery, money laundering, obstruction of justice, tax evasion and participation in a criminal organization. On July 6, 2016, the Federal Police commenced “Operation Pripyat,” in which the Federal Police served arrest warrants issued by the 7th Federal Court of the District of Rio de Janeiro against former officers of Eletronuclear who had already been suspended by our Board of Directors as well as other parties. Formal charges of corruption, money laundering and obstruction of justice were filed against these former officers by the MPF on July 27, 2016. On April 7, 2017, the 7th Federal Court of the District of Rio de Janeiro revoked the provisional arrest order against these officers on the basis that they played a minor part in any possible corruption scheme. We are assisting the prosecution in these criminal proceedings.

The Independent Investigation team completed the investigation designed to identify potential illegal activities that could have an impact on our Consolidated Financial Statements. As part of this first phase, the Independent Investigation discovered overcharges related to fraudulent bids arising from cartels and the payment of bribes that would have been paid through certain contractors and suppliers hired since 2008. The financial impacts of these findings were presented in our results for the years ended December 31, 2014 and December 31, 2015.

We continue to implement compliance procedures and have implemented several compliance procedures following the guidance of the Independent Investigation. As part of the continuation of the Independent Investigation, we are monitoring plea bargain agreements that are made public as well as other information published by the press and any other developments in the Lava Jato Investigation.

We closely monitored the official investigations and cooperating with Brazilian and United States authorities, including Brazilian Federal Courts, MPF, GFU, CVM, CADE, TCU, DoJ, and SEC, among others, and have responded to requests for information and documents from these authorities.

We also reviewed material contracts and identified suppliers that had their contracts terminated due to their involvement in the Lava Jato Investigation and commenced applicable administrative measures in order to suspend or terminate, when applicable, their contracts with us. In April 2017, as a consequence of the plea-bargaining agreements entered into by executives of the major Brazilian construction conglomerate, Odebrecht, the STF requested that investigations should be initiated to investigate the conduct of politicians who were referred to in those agreements. Other investigations may be initiated against individuals who are subject to the jurisdiction of lower courts.

Certain allegations of potential illegal acts were made public in April 2017 with respect to the Santo Antonio project, in which we hold an indirect minority stake through our subsidiary Furnas.

Finally, based on an amended investigation report issued in 2017, the amount of R$122.8 million was recognized as losses from irregularities related to our investment under the equity method in the SPE Santo Antônio, which did not impact our Consolidated Financial Statements, since we recognized an impairment charge under IAS 36 - Impairment of Assets in an amount sufficient to cover the alleged losses.

As a result of the Independent Investigation, we made the necessary adjustments to our Consolidated Financial Statements as of and for the years ended December 31, 2014 and 2015. There were no such adjustments in 2016. In 2017, additional findings were recorded. Please see note 4.XII to our Consolidated Financial Statements for further information. To determine the financial impact to be recognized in our Consolidated Financial Statements, management took into consideration the conclusions reached and findings identified by the Independent Investigation and the conclusions reached and findings identified to date by the ongoing Lava Jato Investigation.

In 2018, we acceded to an agreement with the CGU and Odebrecht pursuant to which Odebrecht will reimburse us an aggregate amount of R$161.9 million for losses incurred in relation to projects in which we directly or indirectly participated which were uncovered in the Lava Jato Investigation. This amount was treated in the Consolidated Financial Statements for the year ended December 31, 2018 as financial assets receivable. As we have not received any amounts due as a result of entering into the agreement, we have recorded provisions classified as Provisions for Doubtful Accounts (Provisão para Crédito de Liquidação Duvidosa) in our Consolidated Financial Statements. The losses relating to the Santo Antônio and Belo Monte projects were already recorded as a result of the findings of the Independent Investigation.

In addition, we have undertaken the following measures:

•	Changes to the management of our group companies by replacing a significative portion of the Board of Directors and our officers.

•	Measures to seek indemnification from contractors and individuals who have caused us damage, whether due to active corruption, payments of undue advantages to executives of our subsidiaries, or by charging a surcharge on the works carried out by our subsidiaries. We are also analyzing measures to seek damages and hold accountable our former executives who have been convicted under operations Radioactivity and Pripyat.

•	Implementation of the “Eletrobras 5 Dimensions Program” which includes elaborating, reviewing, implementing and training our employees and suppliers in our policies and procedures, especially those related to management of suppliers, corruption risks and analysis of complaints.

•	Update our Code of Ethical Conduct and Integrity.

•	Implement a statutory Audit and Risks Committee, for further information see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Committees—Audit and Risks Committee.”

•	Analyze compliance with the requirements of the Law of Government-Controlled Companies and implement proceedings such as background checks for all our potential officers, directors and members of the Fiscal Council as well as for our subsidiaries and the SPEs in which they, or we, invest. This has resulted in the independent evaluation of 200 board members and directors within our group companies and a further 190 board members at the SPEs and affiliates in which we hold a stake.

•	Provide regular and specific training for certain target members of our staff who are most exposed to the risk of corruption.

•	Standardization of the by-laws and approval levels across all our group companies.

•	Provide ethics and integrity e-learning for all employees, including officers and directors.

•	Adopt procedures for the hiring of an independent reporting channel. By implementing the independent reporting channel, we unified the management and analysis of reports for all our companies, as approved by our Board of Directors.

In April 2018, Hogan Lovells presented the results of the Independent Investigation, which was approved by the Independent Investigation commission and our Board of Directors. The Independent Investigation was concluded on April 30, 2018 and no further accounting adjustments were required.

On August 13, 2018, Hogan Lovells informed us that the DoJ decided not to prosecute for any potential FCPA violations or impose any contingencies or conditions on us such as having a compliance monitor. Hogan Lovells assisted us in the negotiation of a settlement with the SEC to terminate the investigation into irregularities during the Lava Jato Investigation, and on December 26, 2018, the SEC announced it would accept our payment of a settlement of U.S.$2.5 million for inadequate internal controls. The settlement does not represent an admission of an illegal act on our behalf.

Given the DoJ’s decision not to prosecute us and the approval of the settlement with the SEC, there are no further actions pending before the U.S. regulatory agencies. Accordingly, the DoJ and the SEC officially ended their investigations without the recognition of wrongdoing on our part.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited Consolidated Financial Statements included elsewhere in this annual report. As of and for the year ended December 31, 2019, the information provided in this Item 5 in relation to the consolidated income statements for the years ended December 31, 2018 and 2017 were restated, where applicable, to give effect to the reclassifications described in Notes 46 and 48 to our Consolidated Financial Statements. For further information, see “Presentation of Financial and Other Information.”

Overview

Directly and through our subsidiaries, we are involved in the generation and transmission of electricity in Brazil. Our revenues derive mainly from:

•	the generation of electricity through our subsidiaries and its sale to electricity distribution companies and free consumers, which in 2019, 2018 and 2017 accounted for R$20,125 million, or 72.6%, R$17,759 million, or 71.1% and R$20,325 million, or 69.0% of our total net revenues, respectively. For the year ended December 31, 2019, of R$27,725 million in revenue, we derived R$3,549 million from operation and maintenance services provided and R$16,801 million was from our exploration services. For the year ended December 31, 2019, generation accounted for R$19,834 million, or 71.5%, of our total net revenues, as compared to R$17,434 million, or 67.6%, for the year ended December 31, 2018 and R$19,914 million, or 67.6%, for the year ended December 31, 2017; and

•	the transmission of electricity, which in 2019, 2018 and 2017 accounted for R$10,216 million, or 36.8%, R$10,578 million, or 41% and R$10,902 million, or 37% of our total net revenues, respectively. In 2019, of R$27,725 million in revenue, we derived R$4,826 million from operation and maintenance services provided. In 2019, R$4,1 billion (R$4,5 billion in 2018) of our transmission revenue is attributable to RBSE asset receivable as further described in “—Principal Factors Affecting our Financial Performance—Transmission RBSE Payment.” For the year ended December 31, 2019, transmission accounted for R$8,757 million, or 31.6% of our total net revenues, as compared to R$9,183 million, or 35.6%, for the year ended December 31, 2018 and R$10,126 million, or 34.4%, for the year ended December 31, 2017.

For the years ended December 31, 2017, 2018 and 2019, we also distributed electricity. As discussed herein, we auctioned those distribution companies and those operations are classified as discontinued operations during these periods.

Principal Factors Affecting our Financial Performance

The Effects of Law No. 12,783/13

In 2012, the Brazilian Congress converted Provisional Measure No. 579/12 into Law No. 12,783/13, which materially changed the Brazilian electricity sector. The law allowed current holders of concessions who operate electricity generation and transmission assets, which were due to expire during the years 2015 through 2017, to renew those concessions for an additional maximum period of 30 years effective on January 1, 2013, but at significantly lower tariff levels. As an option under the law, we and other concessionaires could have entered into a potentially competitive bidding process to renew their generation and transmission concessions. Law No. 12,783/13 also affected distribution concessions by lowering the tariffs.

In 2013, there was a change in the revenue framework with respect to the renewed generation and transmission concessions requiring the exploration method and the operating and maintenance methods to be separately disclosed pursuant to Law No. 12,783/13. Accordingly, as of 2013 companies that renewed generation and transmission concessions pursuant to Law No. 12,783/13 received lower tariff payments compared to payments received before Law No. 12,783/13 was enacted. The renewed generation concessions operate under a new business model, pursuant to which the tariff covers just a standard operating and maintenance cost plus a margin of 7.2% over the investments to maintain an adequate service, different from the non-renewed generation concession under which we could sell the generated energy in the open market.

Under Law No. 12,783/13, the Brazilian Government agreed to indemnify us and other electricity concessionaires for part of the non-amortized investments we and other concessionaires made during the term of their concessions. Some of these indemnity payments have been agreed and paid, while others have been estimated for purposes of financial statements based on information available to us, see note 3.1 to our Consolidated Financial Statements.

Our shareholders approved the Brazilian Government’s conditions of renewal of generation and transmission concessions under the new law despite the non-recurring R$10.09 billion write off in our assets as of December 31, 2012, and the significant expected negative impact on revenues from the relevant concessions in subsequent periods.

Generation Scaling Factor

Over the course of 2015, our industry as a whole discussed the financial effects of the GSF on the generation companies which are part of the MRE.

This broad sector debate focused on the effects of and solutions for the GSF from an administrative, regulatory, business and legal perspective. Law No. 13,203/15, dated December 8, 2015, and ANEEL Resolution No. 684/15, dated December 11, 2015, established the criteria for the approval and the conditions for the renegotiation of the hydrological risk.

Prior to the enactment of Law No. 13,203/15, hydrological risk was assumed by the hydroelectric generation assets which were part of the MRE. Accordingly, when the GSF was valued below 1.0, that is, when the total hydroelectric generation for the power plants forming the MRE was below the total physical guarantee, the difference was shared among all hydroelectric generators, according to the proportions of their physical guarantees. Depending on the situation of each hydroelectric generator, it might have been required to acquire additional energy on the short-term market. After the enactment of Law No. 13,203/15, the generation companies may share the hydrologic risk with consumers, through the payment of a “risk premium.”

We participated in the GSF debates, particularly in the discussions relating to Itaipu’s GSF (Decree No. 8,401/15), during public hearings held by ANEEL, in the discussions with the Brazilian Association of Electric Energy Generating Companies (“ABRAGE” or “Associação Brasileira das Empresas Geradoras de Energia Elétrica”), and in several meetings with the MME, and ABRAGE. Further, we also contributed by initiating proceedings with the aim of setting a limit for the GSF and removing the effects of defaults in the CCEE.

Our assessment of products available in the context of the renegotiation of the hydrological risk, such as those listed in Resolution No. 684/15, took into account the plant marketing profile for the regulated contracting environment and free environment, hedging strategy, contract termination predictions, energy simulations, economic and financial feasibility studies (VPL by product type), analysis of the accounting impact, duration of Concession Agreements, cost of risk premium, legal analysis, additional risks related to the contracting of energy reserves, projections for net price of differences and allocation of secondary energy, among others.

Following CP-33, Bill No. 1,917/2015 is currently being discussed in the house of representatives and intends to provide a more just division of costs for the sector, clearly dividing the costs among all consumers, free and regulated.

Bill No. 1,0985/2018, also being currently discussed in the House of Representatives, establishes that generation companies that agree to withdraw their lawsuits will have the right to extend their concession agreements. In addition, elements that affect GSF calculation, such as energy imports, thermoelectric generation out of the order of merit, delays related to transmission lines and physical guarantee anticipation of structuring plants will be removed from the calculation of hydrological risk.

Divestment of Distribution Companies

In 2016, we had distribution companies operating in six Brazilian states through concessions granted by the Brazilian Government. During the Extraordinary General Meeting held on July 22, 2016, our shareholders decided that Cepisa, Ceal, Eletroacre, Ceron, Boa Vista Energia and Amazonas D should not renew their concessions for distribution of electricity in the country.

In July 2016, the MME issued MME Ordinance No. 388/16 which defined the parameters for the continued operation of the distribution companies following the expiration of the concessions.

In August 2016, the MME issued MME Ordinances No. 420, 421 422, 423, 424 and 425 making Amazonas D, Eletroacre, Ceron, Cepisa, Ceal and Boa Vista Energia responsible for providing electricity distribution services in their regions until July 31, 2018 or the assumption by a new concessionaire, whichever occurred first. This deadline was postponed by MME Ordinance No. 246/18 until December 31, 2018, for Ceal, by MME Ordinance No. 502/18 until March 31, 2019, and for Amazons D until April 15, 2019.

In 2016, Companhia Energética de Roraima, a company controlled by the state of Roraima, was not allowed to renew its electricity distribution concession and the MME made Boa Vista Energia responsible for the provision of electricity distribution services within Roraima as of December 31, 2016.

On November 29, 2016, ANEEL issued Normative Resolution No. 748/16, establishing the terms and conditions for the provision of the public electricity distribution service by the relevant distribution company, in accordance with article 9 of Law No. 12,783/13 and MME Ordinance No. 388/16. The Brazilian Government included Amazonas D, Eletroacre, Ceron, Cepisa, Ceal and Boa Vista Energia in the PPI and we received the privatization model of our distribution companies in November 2017.

On February 8, 2018, at our 170th Extraordinary Shareholders Meeting, our shareholders ratified their decision taken in 2016 to sell our six distribution companies, except we would retain one common share, as well as the assumption by us of these distribution companies’ rights to the CCC Account and the CDE Account of R$8.4 billion, as adjusted, through June 30, 2017. The assets (and related liabilities) of Eletroacre, Ceron, Cepisa and Boa Vista Energia were classified as assets held for sale as of December 31, 2017, while those of Ceal and Amazonas D were classified as amounts held for sale as of December 31, 2018, in accordance with IFRS 5. The transfer of Ceal and Amazonas D impacted our results of operations and financial conditions as of and for the year ended December 31, 2019.

Through auctions on the B3, we auctioned our participation in Cepisa to Equatorial Energia for R$45.5 thousand (recognizing 100% of tariff flexibility losses and costs with people, materials, third party services and other expenses, in addition to the granting of a bonus of R$95 million) on July 26, 2018, our respective participations in Eletroacre and Ceron to Energisa and our participation in Boa Vista Energia to Oliveira Energia, for R$45.5 thousand (representing no gain) on August 30, 2018 and our participation in Amazonas D to the Oliveira Energia & Atem Consortium for R$45.5 thousand (representing no gain) on December 10, 2018. We have received approvals from CADE and ANEEL for the sale of Eletroacre, Cepisa, Amazonas D, Ceron and Boa Vista Energia and entered into sale agreements for each of those sales. The auction for the sale of our participation in Ceal was suspended in June 2018 as a result of an injunction granted by the STF, which was reversed in November 2018. Equatorial Energia won the auction for the sale of our participation in Ceal in December 2018 for R$45.5 thousand (representing no gain). The transfer of control of Ceal took place in March 2019, after the sale was approved by CADE and ANEEL. Cepisa and Ceron were the first distributors that we transferred control to our new shareholders, both taking place in October 2018. The control of Eletroacre and Boa Vista was transferred in December 2018. Finally, the last distributor to have its control transferred to its new shareholders was Amazonas D, which took place in April 2019, ending the sale process of our distribution companies.

Transmission RBSE Payment

On April 20, 2016, the MME confirmed, through MME Ordinance No. 120/16, the basis for us to account for compensation of R$34.3 billion as receivables as of December 31, 2019 (R$36.3 billion as of December 31, 2018) with respect to reimbursements related to our transmission assets existing in 2000. We accounted for this compensation as R$6.6 billion in short-term assets and the remaining R$27.7 billion in long-term assets. For the years ended December 31, 2019 and 2018, these reimbursements resulted in R$4.1 billion and R$4.5 billion in transmission revenues, respectively.

Certain associations of energy consumers have legally questioned these increases, claiming that these charges would be improper, especially the compensation for the cost of capital, and that those differences should be paid from public resources, and not passed on to consumers. On April 10, 2017, a partial injunction was granted in favor of these associations to exclude the tariff that the associations had to pay in relation to the compensation provided by MME Ordinance No. 120/16.

However, based on a legal opinion from external counsel, we understand that the decisions rendered to date do not interfere with the right to receive RBSE assets as established by Law No. 12,783/13 and MME Ordinance No. 120/16 which guarantees the right to receive the amounts regarding the RBSE, even if it is through a direct payment by the Brazilian Government.

In November 2019, all claims against the Brazilian Government and ANEEL regarding the lawsuit filed by Associação Brasileira De Grandes Consumidores Livres (ABRACE), Associação Técnica Brasileira Das Indústrias Automáticas De Vidro (ABIVIDRO) and Associação Brasileira Dos Produtores De Ferroligas E De Silício Metálico (ABRAFE) were dismissed. The claims aimed at the suspension of the effects on tariffs for the payment of credits related to assets considered non-depreciated as of May 31, 2000 (“RBSE”), due to the transmission concessionaires that renewed their concessions in 2013, pursuant to Law No. 12,783/2013. For further information, see note 5 to our Consolidated Financial Statements and “Item 3.D Key Information—Risk Factors—Risks Relating to our Company—The amount of any payments to be received following the renewal of our transmission concessions may not be sufficient to cover our investments in these concessions. Further, we cannot estimate when and on what terms indemnifications in respect of generation concessions will be made.”

We have determined that the identification basis will be based on the New Replacement Value, for generation and transmission. These are the bases used to determine the indemnity at the end of the concession period for generation and transmission of electricity.

Brazilian Macroeconomic Conditions

Brazilian GDP

Brazil recorded a 1.1% increase in its GDP for the year ended December 31, 2019, a 1.1% increase in its GDP for the year ended December 31, 2018 and a 1.0% increase in its GDP for the year ended December 31, 2017, as reported by the Central Bank using data provided by the IBGE.

This limited recovery in 2019 reflected growth of 1.3 % in the services sector as compared to the previous year, especially in relation to real estate. The industrial sector grew 0.5% in 2019, after years of stagnation. In terms of demand, the 1.8% increase in domestic consumption of households in 2019 had a positive influence on GDP, contributing to the recovery of the economy and stimulating the service sector.

GDP may also contract this year as the impacts of COVID-19 on the world economy may be significant and lasting, with forecasts of a global recession. The Brazilian Government has already revised its estimate of GDP growth from the prior forecast of around 2.1% to 0.02%. For further information regarding risks relating to communicable diseases including the novel coronavirus, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent outbreak of the novel coronavirus.”

SELIC rate

As of December 31, 2018, the SELIC rate was 6.5% and as of December 31, 2019, the SELIC rate was 4.5%. In response to the COVID-19 outbreak, the SELIC rate was reduced to 3.75%, where it remains as of the date of this annual report.

Inflation

From January 1, 2017 to December 31, 2017 the IGP-M inflation index decreased by 0.52%. From January 1, 2018 to December 31, 2018 the IGP-M inflation index increased by 7.54%. In the year ended December 31, 2019 the IGP-M inflation index increased by 7.30%.

The IPCA inflation index for 2017 was 2.95%, lower than the 4.50% inflation target rate in 2016. In 2018 the IPCA inflation index was 3.75%, which was below the target rate of 4.50% set by the CMN. For the year ended December 31, 2019, the inflation rate was 4.31%.

Exchange rate

The real exchange rate was R$4.0307 against the U.S. dollar as of December 31, 2019, R$3.8748 as of December 31, 2018 and R$3.3080 as of December 31, 2017. For further information on how the real to U.S. dollar exchange rates affect our results, see “—Exchange Rate Variations.”

The following table shows data relating to Brazilian GDP growth, inflation and the real/U.S. dollar exchange rate for the periods indicated:

	Year Ended December 31,
	2019	2018	2017
GDP growth (contraction) rate	1.1%	1.3%	1.3%
Inflation/(deflation) (IGP-M)	7.30%	7.54%	(0.52)%
Inflation (IPCA)	4.31%	3.75%	2.95%
Appreciation (depreciation) of the real vs. the U.S. dollar	(3.9)%	(17.1)%	(1.1)%
Period-end exchange rate — U.S.$1.00	R$4.0307	R$3.8748	R$3.3080
Average exchange rate — U.S.$1.00	R$3.9461	R$3.6558	R$3.1925

Sources: Fundação Getúlio Vargas, Ipeadata, Instituto Brasileiro de Geografia e Estatística and the Central Bank.

Electric Power Market

Electricity consumption in Brazil increased 1.7% in year ended December 31, 2018 and increased by 1.4% in the year ended December 31, 2019. In the year ended December 31, 2019, the increase of 1.4% reflected increases in residential of 3.1%, commercial of 4.0% and others of 2.1% while industry consumption decreased 1.6%. According to the Brazilian Energy Research Company (Empresa de Pesquisa Energética) (“EPE”), in the year ended December 31, 2019, the total power consumption in Brazil was 482 GWh, which represents an increase of 1.4% compared to the year ended December 31, 2018.

The electric power consumption in Brazil by geographic region as of December 31, 2019 and 2018 is presented below:

Energy Consumption in the Network (GWh)

					Year ended December 31,
	Consumption Class				2019	2018	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
North	9,467	13,382	5,132	5,096	33,077	32,524	1.99
Northeast	28,974	21,875	15,141	16,989	82,979	80,907	3.07
Southeast	68,170	89,301	48,548	33,170	239,188	236,199	0.16
South	22,677	33,174	15,623	16,959	88,434	86,405	2.04
Mid-West	12,642	9,672	7,728	8,364	38,406	36,207	4.28

Source: Permanent Committee of Analysis and Monitoring of Electric Power Market — Copam/EPE.

The electric power consumption in Brazil by geographic region as of December 31, 2018 and 2017 is presented below:

Energy Consumption in the Network (GWh):

					Year ended December 31,
	Consumption Class				2018	2017	(1)	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total		%
North	9,384	13,206	4,952	4,982	32,524	34,510		(5.8)
Northeast	27,650	22,443	14,541	16,272	80,907	79,731		1.5
Southeast	65,493	92,170	46,871	31,664	236,199	232,515		1.6
South	21,825	32,619	15,120	16,842	86,405	84,997		1.7
Mid-West	11,670	9,111	7,330	8,096	36,207	35,408		2.3

Source: Permanent Committee of Analysis and Monitoring of Electric Power Market — Copam/EPE.

(1)       The data regarding the years ended December 31, 2017 and 2018 has been adjusted by EPE.

Itaipu

Itaipu, one of the world’s largest hydroelectric plants, is jointly owned by Brazil and Paraguay and was established and is operated pursuant to a treaty between those countries.

Pursuant to the Itaipu treaty, we are entitled to trade not only the 50.0% of electricity produced by Itaipu that Brazil owns through us, but also that part of Paraguay’s share of electricity not used by Paraguay. As a result, we act as a commercial agent of approximately 84.3% of the electricity produced by Itaipu. Articles 7 and 8 of Law No. 5,899/73 set out the framework which distribution companies use to calculate the total amount of energy purchased from Itaipu.

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

Pursuant to Law No. 11,480/07, we were able to apply an “adjustment factor” to any financial contracts entered into between us and Itaipu and any credit assignments entered into between us and the Brazilian Treasury prior to December 31, 2007. The aim of this “adjustment factor” was to offset the impact of the rate of inflation in the United States on the U.S. dollar payments. Accordingly, this “adjustment factor” measured the rate of inflation by reference to the consumer price index (CPI) and another index which tracks changes in industry prices. This law was repealed, and Decree No. 6,265/07 came into force which determined that a rate equivalent to the previous “adjustment factor” is to be passed on to distribution companies on an annual basis.

For discussion of the accounting treatment of Itaipu, see note 3.9.4, subsection IV to our Consolidated Financial Statements.

Exchange Rate Variations

Fluctuations in the value of the real against the U.S. dollar, particularly devaluations and/or depreciation of the real, have had and will continue to have an effect on the results of our operations. In particular, pursuant to the Itaipu treaty, all revenues from Itaipu are denominated in U.S. dollars. Because the financial statements of Itaipu are prepared in U.S. dollars and translated to reais at the exchange rate published by the Central Bank at the period end, any movement in the exchange rate between the real and the U.S. dollar can have a major impact on our results, in particular the “Foreign exchange and monetary gain” component of the line item “Financial income (expense), net.”

However, as pursuant to the Itaipu treaty, the operation of Itaipu is not permitted to have any net effect on our operating results, any loss or gain incurred as a result of any appreciation or depreciation of the U.S. dollar against the real, among other things, will subsequently be compensated for the tariffs we charge to our residential and rural consumers. In our income statement, the effects of Itaipu on the line items described above are netted out and recorded in the line item “Deferred loss from Itaipu.” Until that compensation takes place, the accumulated results of profits or losses from Itaipu operations, net of compensation through tariff adjustments, is carried on our balance sheet as a current asset under “Reimbursement rights.”

Fixed Transmission Revenues

RAP is set by ANEEL and takes into account the investment, operation and maintenance costs of a transmission project. The RAP is updated annually pursuant to the rules of ANEEL, every 1st of July.

Similarly to the energy generation, a large part of the electric transmission concessions were renewed under Law No. 12,783/13 and began to be remunerated through operation and maintenance tariffs, as well as remuneration and depreciation components, as per MME Ordinance No. 120/2016.

Due to the fact that the Brazilian generation industry largely uses hydro plants and the size of Brazil, the transmission cost is shared by all users. The transmission use of system charges are collected through a tariff for the use of the TUST.

Critical Accounting Policies

In preparing the financial statements included in this annual report, we made estimates based on assumptions that we consider reasonable based on our historical experience and other factors. The presentation of our financial condition and results of operations requires that our management make estimates about inherently uncertain matters, such as the book value of our assets, our liabilities and, consequently, our results of operations. Our financial presentation would be materially affected if we were to use different estimates or if we were to change our estimates in response to future events. To provide an understanding of how our management forms its judgments about future events, including the factors and assumptions underlying those estimates, we have identified the following critical accounting policies. For further information please refer to note 4 to our Consolidated Financial Statements.

IFRS 9 and IFRS 15

From January 1, 2018, we were required to adopt IFRS 9 and IFRS 15. We are not required to retrospectively apply IFRS 9 and IFRS 15 to any periods prior to January 1, 2018. IFRS 9 introduced changes to the measurement and classification of financial instruments, as well as changes to the method for calculating impairment of financial assets. IFRS 15 established a new method to recognize revenue from contracts with customers by applying a five-step analysis, including contract identification, performance obligation identification, transaction price determination, transaction price allocation and recognition of revenue. Our financial statements as of and for the year ended December 31, 2019 and 2018 reflect the adoption of IFRS 9 and IFRS 15.

Because we did not apply IFRS 9 and IFRS 15 retroactively, certain of our line items as of and for the years ended December 31, 2019 and 2018 are non-comparable to the corresponding line items as of and for the year ended December 31, 2017, including operating revenue, operating costs, financial results and returns on shareholdings. For further information, see note 3.1 to our Consolidated Financial Statements.

Measurement of RBSE transmission assets

We measured the portion of RBSE assets with the main assumptions: (i) estimated financial flow of RAP according to the criteria established in MME Ordinance 120 and ANEEL calculations; (ii) initial receipt period of 8 years as established by ANEEL; and (iii) discount rate based on the regulatory WACC fee. We use the best estimates based on all information available at the time of recording. However, the actual values and circumstances may differ and these estimates may be updated as new information becomes available.

Evaluation of Contractual Transmission Assets

Our management used the following major assumptions to evaluate the contractual assets of transmission: (i) the concession renewal date as an initial measure of the renewed concession contracts; (ii) contract signature date as the best estimate of the operation start date for the new concession contracts; (iii) RAP established in the concession contract as the basis for calculating the concession cash flow; (iv) the expected amount of investments and costs to be made in the concession as a basis for allocating construction and Operation and Maintenance (O&M) margins; (v) start date of the operation, as established in the concession contracts; (vi) term of the concession to residual assets as the best estimate to calculate indemnity at the end of the concession term; (vii) compatible market interest rate, at the rate that reflects counterparty credit risk; (viii) construction revenue calculated in accordance with the reference concession and investment contract; and (ix) construction cost as incurred. The best estimates from the Company are based on all information available at the time it was recorded. However, the actual values and circumstances may differ and these estimates may be updated as new information becomes available.

Current and deferred taxes assets and liabilities

The estimates of taxable income, the basis for the analysis of realization of net deferred tax assets are based on annual budgets and strategic plan, both reviewed periodically. However, future taxable income may be higher or lower than estimates made by management when the need to recognize or not the deferred tax asset amount was identified.

For 2019, based on the future taxable profits and considering the historical evidence of taxable profits in recent years, we recognized deferred tax credits derived from temporary differences between the accounting and tax bases.

Provision for impairment of long-lived assets

We adopt variables and assumptions in determining the recovery of long-lived assets in order to determine the recoverable value of assets and recognition of impairment when necessary. Our management established judgments based on historical experience related to the asset, the group of assets or the cash-generating unit that is applied. These judgments may not materialize in the future. Also, the useful life adopted by us is in accordance with the practices determined by ANEEL as applicable to assets linked to the concession of power, which may vary due to the periodic review of the economic useful life of assets in force. Additionally, the useful life is limited to the concession term.

Also, the variables and assumptions used by us and our subsidiaries in determining discounted cash flows for recognition of impairment of long-lived assets may vary due to the discount rate applied and uncertain events, such as maintenance of levels of energy consumption, growth rate of economic activity in the country, availability of water resources and the determination of the value of reversion at the end of the concession period. Law No. 12,783/2013 defined the VNR as the identification basis for public service concessions. We have determined that the identification basis will be based on the VNR, for generation and transmission assets, and by the base value of Regulatory Asset Base (Base Remuneração Regulatória, “RAB”) for distribution assets, based on its VNR value. These are the bases used to determine the indemnity at the end of the concession period for generation and transmission of electricity. For further information, please see note 4.II and changes in impairments made during the relevant periods in note 18 to our Consolidated Financial Statements.

Basis of determination of compensation by the Brazilian Government on concessions

We adopt, for the concessions not yet renewed, the assumption that the assets can be returned at the end of the concession contracts, with the right to receive compensation from the Brazilian Government on investments not yet amortized at the lower of their net book value or the new estimated replacement value. In accordance with this assumption, for the concessions already renewed, we have recorded receivables from the Brazilian Government relating to the RBSE, the investments made after the basic design of power plants and transmission lines (modernization and improvements), and the thermal generation assets. These values are subject to approval by ANEEL. In 2016, MME enacted Instruction No. 120, which regulates the conditions under which the payments in connection with the RBSE transmission assets are to be received and establishes that the amounts approved by ANEEL referring to these assets should be merged into the RAB. Therefore, these payments should be increased with respect to compensation for the cost of capital from January 1, 2013 to July 2017 when the tariff process will take place in order to include those payments. From this date, the compensation of these assets will be determined through the WACC, defined by ANEEL, until the effective date of payment. The WACC is calculated as an average between the cost of capital of the shareholders and of third parties, which is the cost of financial indebtedness. The amounts related to RBSE, once updated and paid, will be added to the RAPs of the relevant projects which were renewed in 2012, as from the 2017 tariff review, increased by the compensation related to the cost of capital mentioned above. The compensation and depreciation installments will be defined in the methodologies of the Periodic Tariff Review of Revenues from Existing Concessionaires (Revisão Tarifária Periódica das Receitas das Concessionárias Existentes), approved by ANEEL, and the Regulatory Asset Basis will be depreciated considering the residual life span of the assets and will be updated using the IPCA index. Starting with the 2017 tariff process, the compensation through the application of WACC will be applicable for an eight-year period. For further information regarding the effects of Law No. 12,783/2013, see note 2.1 to our Consolidated Financial Statements.

We have defined the VNR as a way of measuring the amount to be indemnified by the Brazilian Government for the share of generation and transmission assets not fully depreciated by the end of the concession, pursuant to Law No. 12,783/2013. For transmission assets this was defined by the RAB.

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

Actuarial liabilities

Actuarial liabilities are determined by management applying actuarial calculations prepared by independent actuaries based on the life expectancy of the participant, average retirement age and inflation. However, the actual experiences could be different from these actuarial assumptions.

Provision for labor, tax and civil matters

Provisions for labor, tax and civil matters are based, on the evaluation of management and internal and external legal counsel. The provision amounts recognized based on the estimated amounts to settle the obligations. Contingent obligations do not result in recognition of provisions and the estimated possible losses are disclosed in our Consolidated Financial Statements. This assessment is supported by the judgment of management, along with its legal counsel, considering case law, decisions in the courts, the history of any agreements and decisions, the experience of management and legal counsel, as well as other relevant aspects.

Provision for expected loss in doubtful receivables

We adopted the simplified approach and calculated the expected loss, based on the expectation of default risk that occurs throughout the life of the financial instrument according to IFRS 9. This established a calculation matrix based on the expected loss rates for each customer segment (residential, industrial, commercial, rural and public sector), which together have common risk characteristics.

We consider a financial asset in default when: (i) it is unlikely that the creditor will fully pay its credit obligations to us without resorting to actions such as the guarantee (if any); or (ii) the financial asset is expired according to our current rules.

Valuation of financial instruments

We use valuation techniques that include information that are not based on observable market data to estimate the fair value of certain types of financial instruments. Note 42 to our Consolidated Financial Statements presents information on key assumptions used in determining the fair value of financial instruments, as well as the sensitivity analysis of these assumptions. We believe that the selected valuation techniques and assumptions used are appropriate for determining the fair value of financial instruments, but nevertheless to the extent they are based on estimates and assumptions, the actual results could be materially different.

Onerous contracts

We use the assumptions related to economic costs and benefits of each contract to determine the existence or not of an onerous contract. In the case of long term commitments as sale and purchase of energy, the estimate in determining the amount of provision for the future sale of the contract is the historical average PLD approved by our management as a basis for the calculation of the provision for onerous contracts, as well as the discount rate applied to the cash flows. The actual values of the PLD over the years may be higher or lower to the assumptions we used. In addition, we may have onerous contracts on concessions where the current expected cost for operation and maintenance is not fully covered by the revenues.

Description of Principal Line Items

Operating Revenues

Electrical Energy Sales

We derive our revenues from the generation and transmission of electricity, as set out below:

•	revenues in our generation segment derive from the commercialization and sale to distribution companies and free consumers of electricity that we have generated. Revenues from our electricity generation segment are recognized based on the output delivered at rates specified under contract terms or prevailing regulatory rates. For generation concessions renewed pursuant to Law No. 12,783/13, there was a change in the revenue framework, whereby the exploration method and the operating and maintenance methods are separately disclosed; and

•	revenues from our transmission segment derive from the construction, operation and maintenance of transmission networks for third-party electricity concessionaires, and we generate revenues arising from applying inflation and other indexes to the value of our investments. Revenues receivable from other concessionaires using our basic transmission network are recognized in the month that the services are provided to the other concessionaires. These revenues are fixed each year by the Brazilian Government. These revenues also include as financial revenue the value calculated over receivables registered as financial assets, based on fees calculated from the receipt of RAP (which is based on gross RAP minus the amount allocated for operations and maintenance revenue) until the concession agreements for energy transmission services terminate.

Other Operating Revenues

Other operating revenues derive from telecommunication companies using certain parts of our infrastructure to install telecommunication lines, and other revenues which are not related to the electricity services.

Taxes on Revenues

Taxes on revenues consist of Imposto sobre a Circulação de Mercadorias e Serviços (“VAT”), a sales tax charged on gross revenues. These taxes do not apply to revenues from the transmission RBSE payments described in “—Principal Factors Affecting our Financial Performance—Transmission RBSE Payment.” We are subject to different VAT rates in the different states in which we operate, with the VAT rates ranging from 7.0% to 27.0%. Pursuant to applicable regulations, we are not liable for any taxes on revenues in our transmission segment.

Additionally, we are subject to two federal taxes imposed on the gross revenues of corporate entities: the Program of Social Integration (Programa de Integração Social) and Contribution for the Financing of Social Security (Contribuição para o Financiamento da Seguridade Social) (“COFINS”).

Regulatory Charges on Revenues

These deductions from gross revenues comprise payments made to the CCC Account, the RGR Fund, the CDE Account, Proinfa program and similar charges levied on electricity sector participants. Regulatory charges are calculated in accordance with formulas established by ANEEL, which differ according to the type of sector charges, and thus there is no direct correlation between revenues and sector charges.

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

Electricity Purchased for Resale

Our generation segment purchases electricity for resale. Electricity purchased in the generation segment represents the Paraguayan portion of the energy from Itaipu that is sold to distribution companies defined under the Itaipu treaty as well as to other generators or traders with a view to complying with the power load demand and the sales agreements we have entered into.

Fuel for Electricity Production

The cost of fuel is a significant component of our operating expenses. Most of these costs, under the Isolated System, are subsequently reimbursed from the CCC Account, pursuant to Law No. 12,111/09.

Use of the Grid

These costs represent charges for transmission of energy over the power lines of third parties.

Depreciation and Amortization

This represents depreciation and amortization for our property, plant, equipment and intangible assets. We record fixed assets as construction or acquisition costs, as applicable, less accumulated depreciation calculated based on the straight-line method, at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs that extend the useful lives of the related assets are capitalized, while other routine costs are charged to our result of operations.

Operational Provisions

This reflects charges we make in respect of: (i) legal proceedings to which we are party; (ii) bad debt expense; (iii) impairments; (iv) onerous contracts; and (v) other matters.

Donations and Contributions

This reflects expenses relating to investments in research and development, as well as investments in cultural programs and sponsorships.

Others

Our other operating costs and expenses comprise a number of miscellaneous costs and expenses that we incur as part of our day-to-day operations. The most significant components are: (i)  leasing goods such as generation units for the Isolated System; (ii) costs and expenses of operations and maintenance of our facilities that provide for electricity services; (iii) telecommunication costs comprising primarily costs incurred for telephone and internet services; (iv) insurance costs and expenses, including insurance for our facilities and property; and (v) costs of disposal of assets, primarily transformers.

Results of Equity Method Investment

Results of equity method investment in the profit and loss of associates and joint ventures accounted for using the equity method.

Financial Income (Expenses), Net

Financial Income

This reflects interest income and commissions we receive from loans we made in accordance with the provisions of Brazilian law that permitted us to act as a lender to certain public utility companies (see “Item 4. Information on the Company—Business Overview—Lending and Financing Activities” for a description of our outstanding loans to other Brazilian utility companies).

Financial Expenses

This principally reflects debt and leasing expenses.

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

IFRS 16

On January 1, 2019, we applied IFRS 16 - Leases, which establishes the principles for the recognition, measurement, presentation and disclosure of lease transactions, and requires lessees to account for all leases under a single balance sheet model, similar to the accounting for financial leases previously applied in accordance with IAS 17.

We opted for the modified retrospective approach in respect of IFRS 16, applying the effects of the initial adoption of these standards as adjustments to the opening balance of retained earnings on January 1, 2019 without the restatement of comparative information. Accordingly, all comparative balances are presented in accordance with the standards in force until 2018, 2017 and 2016.

A. Operating Results

Presentation of Segment Information

Segment information is intended to provide insight into the way we manage and evaluate our businesses. The accounting policies for each segment are the same as those described in the summary of significant accounting policies. We continue to segment our core operations in the Brazilian generation and transmission markets, but we no longer segment our distribution operations because we have sold all our distribution companies. Accordingly, they are now accounted for as discontinued operations in accordance with IFRS 5. Some revenues and expenses can also be classified as “Administration” segment when they are not related to any of the energy segments described above. Inter-segment balances have not been eliminated.

Please see note 41 to our Consolidated Financial Statements for information on revenues from external customers and intersegment revenues.

The following table shows our revenues and operating expenses as a percentage of net operating revenues with eliminations:

	Year Ended December 31,			Year Ended December 31,
	2019	2018(1)	2017(2)	2019	2018(1)	2017(2)
	(%)			(R$ thousands)
Revenues
Electricity sales:

Generation	84.3%	78.1%	76.0%	23,374,006	20,139,077	22,370,117
Transmission	34.4%	38.3%	35.0%	9,543,929	9,867,832	10,300,025
Other operating revenues	2.8%	3.4%	3.5%	768,764	869,183	1,041,317
Taxes on revenues	(15.1)%	(13.6)%	(9.8)%	(4,179,986)	(3,510,854)	(2,878,669)
Regulatory charges on revenues	(6.4)%	(6.2)%	(4.7)%	(1,781,186)	(1,592,933)	(1,391,458)
Net operating revenues	100%	100.0%	100.0%	27,725,527	25,772,305	29,441,332

Expenses
Operating expenses	(73.7)%	(38.2)%	(88.0)%	(20,441,343)	(9,852,006)	(25,914,836)
Financial income/(expenses), net	(7.5)%	(5.3)%	(5.9)%	(2,081,026)	(1,374,631)	(1,736,116)
Other revenues and expenses	0.1%	—	—	24,715	—	—
Gains/(losses) on results of affiliated companies	4.1%	5.4%	4.0%	1,140,733	1,384,850	1,167,484
Income before income tax and social contribution	23.0%	61.8%	10.0%	6,368,606	15,930,518	2,957,864
Income tax	3.9%	(9.6)%	(5.1)%	1,090,262	(2,483,718)	(1,510,634)
Net income (loss) of Continued Operations	26.9%	52.2%	4.9%	7,458,868	13,446,800	1,447,230
Net income (loss) of Discontinued Operations	11.8%	(0.4)%	(10.8)%	3,284,975	(99,223)	(3,172,921)
Net income (loss) for the year	38.8%	(51.8)%	(5.9)%	10,743,843	(13,347,577)	(1,725,691)

(1)	Data for the year ended December 31, 2018 have been revised to (a) correct an error in the classification of provisions for the CCC Account arising from inspections of previous years at the distribution companies between Operational Expenses and Profit (loss) from discontinued operations; and (b) adjust the comparative period for the change in accounting policies related to the fair value of RBSE. For further details, see note 3.2.1 to our Consolidated Financial Statements.

(2)	Data for the year ended December 31, 2017 have been reclassified to reflect our distribution segment as discontinued operations.

The following table shows our revenues and operating expenses as a percentage of net operating revenues without inter-company eliminations:

	Year Ended December 31,			Year Ended December 31,
	2019	2018(1)	2017(2)	2019	2018(1)	2017(2)
	(%)			(R$ thousands)
Revenues
Electricity sales:
Generation	82.4%	76.3%	74.6%	23,723,380	20,502,046	22,576,542
Transmission	35.5%	39.4%	36.0%	10,216,064	10,577,939	10,902,083
Other operating revenues	2.8%	3.4%	3.5%	807,223	902,210	1,047,548
Taxes on revenues	(14.5)%	(13.1)%	(9.5)%	(4,179,986)	(3,510,854)	(2,878,669)
Regulatory charges on revenues	(6.2)%	(5.9)%	(4.6)%	(1,781,186)	(1,592,933)	(1,391,458)
Net operating revenues	100.0%	100.0%	100.0%	28,785,495	26,878,408	30,256,046
Expenses
Operating expenses	(74.7)%	(27.8)%	(88.3)%	(21,501,31)	(7,480,567)	(26,729,550)
Financial income/(expenses), net	(7.2)%	(5.1)%	(5.7)%	(2,081,026)	(1,374,631)	(1,736,116)
Other revenues and expenses	0.1%	(6.6)%	—	24,715	(1,779,820)	—
Gain (Loss) on results of affiliated companies	4.0%	5.2%	3.9%	1,140,733	1,384,850	1,167,484
Income (loss) before income tax and social contribution	22.1%	78.8%	9.8%	6,368,606	21,187,880	2,957,864
Income tax	3.8%	(9.2)%	(5.0)%	1,090,262	(2,483,718)	(1,510,634)
Net income (loss) of Continued Operations	25.9%	69.6%	4.8%	7,458,868	15,144,522	1,447,230
Net income (loss) of Discontinued Operations	11.4%	(0.4)%	(10.5)%	3,284,975	(99,223)	(3,172,921)
Former Net income (loss) for the year	37.3%	(69.2)%	(5.7)%	10,743,843	18,604,939	(1,725,691

(1)	Data for the year ended December 31, 2018 have been revised to (a) correct an error in the classification of provisions for the CCC Account arising from inspections of previous years at the distribution companies between Operational Expenses and Profit (loss) from discontinued operations; and (b) adjust the comparative period for the change in accounting policies related to the fair value of RBSE. For further details, see note 3.2.1 to our Consolidated Financial Statements.

(2)	Data for the year ended December 31, 2017 have been reclassified to reflect our distribution segment as discontinued operations

Year ended December 31, 2019 compared to year ended December 31, 2018

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2019 increased by R$1,953 million, or 7.6%, to R$27,725 million in 2019 from R$25,772 million in 2018. This increase was principally due to the factors set out below.

Electricity Sales

Electricity sales for 2019 increased by R$2,417 million, or 16.0%, to R$17,493 million in 2019 from R$15,076 million in 2018. This increase was mainly due to: (i) the fact that our Mauá 3 plant commenced operations in the CCEAR - Electricity Trading in Regulated Environment in 2019; (ii) increased revenues from independent energy producers – PIES; and (iii) the receipt of four gas plants (Caapiranga, Anamã, Anori and Codajás) following the decentralization of Amazonas D in December 2018.

Operating Costs and Expenses

Operating costs and expenses for 2019 increased by R$10,589 million, or 107.5%, to R$20,441 million in 2019 from R$9,852 million in 2018. This variation was primarily due to a decrease in operating provisions of R$8,501 million, or 130.9%, to an expense of R$2,006 million in 2019 from a gain of R$6,495 million in 2018. This variation occurred mainly due to the reversal of our impairment and onerous contract in respect of Angra III in the amount of R$7,243 million in 2018 compared to a provision of R$462 million in 2019 as a result of the further eleven month delay in construction in 2018, due to an operational adjustment in the Angra III project.

Financial Expense, net

Financial expenses net of financial income resulted in an expense of R$2,081 million in 2019 compared to an expense of R$1,375 million in 2018. This variation was substantially impacted by the recognition of non-recurring financial income in 2018, largely due to an agreement entered into with Eletropaulo to terminate the legal dispute with us in the amount of R$1,064 million.

Total income taxes and social contributions

The effective tax rate for 2019 was 20.08% compared to 15.59% in 2018. Income taxes and social contribution decreased by R$3,574 million, or 143.9%, to income of R$1,090 million in 2019 from an expense of R$2,484 million in 2018. This decrease was mainly due to the recognition of deferred tax credits at our subsidiaries Furnas and Chesf in the amounts of R$1,219 million and R$2,397 million, respectively. These balances correspond to the amounts of temporary differences of these subsidiaries. These amounts were recognized based on the future taxable profit scenarios and the historical evidence of taxable profit in recent years.

Discontinued Operations

The results of our subsidiaries in the distribution segment is presented as discontinued operations for the years ended December 31, 2019, 2018, and 2017, as further described under “—Principal Factors Affecting our Financial Performance—Divestment of Distribution Companies.” The gains incurred from our discontinued operations in the distribution segment increased by R$3,384 million, or 3,410.7%, to a profit of R$3,285 million in 2019 from a loss of R$99 million in 2018. This increase is largely due to our recognition of a non-recurring gain of R$4.4 billion, related to the reversal of the distribution companies’ negative equity. The gains from the sales of the subsidiaries reflected the net liabilities of the entities sold and the results of each, as explained in note 49 to our Consolidated Financial Statements.

Net Income (Loss)

As a result of the factors discussed above, we reported net income of R$10,744 million in 2019 compared to net income of R$13,347 million in 2018.

Results of Generation Segment

Net Operating Revenue

Net operating revenues for the generation segment increased by R$2,400 million, or 13.8%, to R$19,834 million in 2019 from R$17,434 million in 2018 due to the factors set out below.

Electricity Sales

Electricity sales increased by R$2,403 million, or 15.6%, to R$17,843 million in 2019 from R$15,439 million in 2018.  This increase was mainly due to: (i) the operational start-up of UTE Mauá 3 in the CCEAR – Electricity Trading in Regulated Environment; (ii) increased revenue from independent energy producers – PIES; and (iii) receipt of four gas plants (Caapiranga, Anamã, Anori and Codajás) following the decentralization of Amazonas D in December 2018.

Operating Costs and Expenses

Operating costs and expenses for the generation segment increased by R$9,336 million, or 240.3%, to R$13,221 million in 2019 from R$3,885 million in 2018.

The primary drivers of this increase in operating costs and expenses were:

•	operating provisions, which increased by R$7,221 million, or 109.6%, to an expense of R$631 million in 2019, from income of R$6,590 million in 2018, mainly due to the reversal of the impairment and onerous contract in respect of Angra III in 2018 compared to a provision in 2019 as a result of the further eleven month delay in construction; and

•	fuel for electric power production, which increased by R$922 million, or 77.8%, to R$2,107 million in 2019 from R$1,185 million in 2018, mainly due to the assumption of the gas contract relating to Mauá 3 and the increase in PIEs.

Total income taxes and social contributions

Income taxes and social contribution resulted in a tax expense of R$79 million in 2019, compared to a tax expense of R$1,210 million in 2018. This change is primarily impacted by the recognition of deferred tax assets at our subsidiaries Chesf and Furnas. The accounting recognition, which occurred in 2019, was due to the existence of a history of taxable profits, as well as a projection that points to future taxable results, thus allowing the realization of tax credits, which were the basis for the constitution of this deferred tax asset.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment decreased by R$426 million, or 4.6%, to R$8,757 million in 2019 from R$9,183 million in 2018, due to the factors set out below.

Construction revenue

Construction revenue decreased by R$157 million, or 23.2%, to R$521 million in 2019 from R$678 million in 2018 mainly due to a reduction in investments made during 2019 in comparison to 2018, especially by Chesf which reduced its investments by R$61 million.

Financial return on investment - RBSE

Financial return on investment - RBSE decreased by R$387 million, or 8.7%, to R$4,075 million in 2019 from R$4,462 million in 2018 due to the change in accounting estimates for these assets that we applied in 2019, mainly related to the adoption of a different discount rate in the calculations. For further information about this change see note 17 to our Consolidated Financial Statements.

Regulatory Charges on Revenues

Regulatory charges on revenues increased by R$41 million, or 9.2%, to an expense of R$489 million in 2019 from an expense of R$448 million in 2018 as a result of price adjustment in accordance with regulatory reviews.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment decreased by R$394 million, or 6.8%, to R$5,427 in 2019 from R$5,821 million in 2018.

The primary drivers of the decrease in operating costs and expenses was mainly due to a decrease in remuneration and reimbursements of R$410 million, or 32.2%, to R$865 million in 2019 from R$1,276 million in 2018, as a result of the establishment of a cost reduction policy with the implementation of the PDC.

Income Taxes and social contributions

Income taxes and social contribution expenses decreased by R$1,703 million, or 405.3%, to a tax credit of R$1,283 million in 2019 from a tax expense of R$420 million in 2018. The decrease was primarily due to the recognition of deferred tax assets in respect of taxable profits referring to temporary differences related mainly to Furnas and Chesf which were recorded based on the history of taxable income and future tax profits.

Results of Administration Segment

Net Operating Revenues

Net operating revenues for the administration segment decreased by R$66 million, or 25.5%, to R$195 million in 2019 from operating revenues of R$261 million in 2018.

Operating Costs and Expenses

Operating costs and expenses for the administration segment increased by R$5,078 million, or 228.2%, to an expense of R$2,853 million in 2019 from income of R$2,226 million in 2018.

The increase was largely due to an increase in operating provisions, which increased by R$4,942 million, to an expense of R$1,005 million in 2019 from income of R$3,937 million in 2018, mainly due to the increase in contingency provisions in the amount of R$1,673 million largely related to compulsory loans.

Results of Equity Method Investees

Our equity in the results of investments accounted for using the equity method for the administration segment decreased by R$244 million, or 17.6%, to R$1,141 in 2019 from R$1,385 million in 2018, mainly due to a reduction in profits of our affiliates Norte Energia (Belo Monte) and CTEEP, which reduced their profits by R$359 million and R$468 million, respectively. This impact was partially offset by the increase in equity income from our affiliates CEEE-GT and Companhia Energética Sinop SA, which increased by R$117 million and R$91 million, respectively.

Financial Results

Financial results for the administration segment decreased by R$2,419 million, or 111.7%, to a loss of R$253 million in 2019 from income of R$2,166 million in 2018. The decrease was substantially due to the assumption of debt by us with respect to BR Distribuidora as part of the privatization process of Amazonas D. This impacted our debt charges line item, which increased financial expenses by R$1,137 million related to the issue of R$5 billion in debentures and the reduction of R$1,550 million in revenue from loans and financing receivable, to R$2,122 million in 2019, compared to R$ 3,672 million in 2018. This variation was also impacted by the recognition of non-recurring financial income in 2018 as a result of the settlement of a legal dispute between us and Eletropaulo as part of which Eletropaulo paid us R$1,064 million.

Total Income Taxes and Social Contributions

Total income taxes and social contributions expense for the administration segment decreased by R$740 million, to an expense of R$114 million in 2019 from an expense of R$853 million in 2018. The decrease was primarily due to operating provisions due to the revision of estimates on the evolution of decisions during the execution phase and/or settlement of mostly compulsory loan lawsuits.

Year ended December 31, 2018 compared to year ended December 31, 2017

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2018 decreased by R$3,669 million, or 12.5%, to R$25,772 million in 2018 from R$29,441 million in 2017. This decrease was largely due to the adoption of IFRS 15, which changed the accounting treatment of energy sold and purchased under the Proinfa program. Previously we recorded any revenues from the Proinfa program under the line item “Electricity Sales” and any costs associated with the Proinfa program under the line item “Cost of Energy Purchased for Resale.” Following the adoption of IFRS 15, we now record all revenues and costs, net as part of the line item “Electricity Sales.” It was also affected by our recording of remuneration relating to RBSE credits for our transmission assets in 2017 and the change in the base value for the calculation of the remuneration, which as of January 1, 2018 started to be measured using the fair value in accordance with IFRS 9 and no longer the amortized cost. For further information, see “—Principal Factors Affecting our Financial Performance—Transmission RBSE Payment.”

Operating Costs and Expenses

Operating costs and expenses for 2018 decreased by R$16,063 million, or 62.0%, to R$9,852 million in 2018 from R$25,915 million in 2017.

The decrease was largely due to:

•	operating provisions, which increased by R$11,141 million, or 239.8%, to income of R$6,495 million in 2018 from an expense of R$4,646 million in 2017, mainly due to the reversion of an impairment and onerous contracts in relation to Angra III in the amount of R$7,243 million and the reversion of a provision from the State of Pará tax in the amount of R$1,184 million; and

•	electricity purchased for sale, which decreased by R$4,596 million, or 74.5%, to R$1,559 million in 2018 from R$6,155 million in 2017, mainly due to the adoption of IFRS 15, which affected the way we record revenues and related costs from the Proinfa program as further described under “—Net Operating Revenues” above.

Financial Expenses

Financial expenses net of financial income resulted in an expense of R$1,375 million in 2018 compared to an expense of R$1,736 million in 2017. The decrease was mainly due to the impact of the settlement agreement we entered into with Eletropaulo to end the legal dispute between us which resulted in financial income of R$1,064 million and a reduction in the reference indices, considering that 63.0% of the loans and financing are indexed to reference indices, therefore, 24.4% of the SELIC rate and 19.6% of the CDI rate.

Income Taxes and social contributions

The effective tax rate for 2018 was 15.59% compared to 51.07% in 2017. Income taxes and social contribution increased by R$973 million, or 64.4%, to R$2,484 million in 2018 from an expense of R$1,510 million in 2017. The increase was mainly due to an increase in taxable income. The effective tax rate decreased as our accounting income increased, mainly due to the non-taxable reversion of certain unsecured liabilities due to the sale of our distribution companies and the reversion of certain impairments related to Angra III (as Eletronuclear did not recognize deferred taxes assets) that affected our pre-tax accounting but not our taxable income.

Discontinued Operations

In 2018, we reclassified the results of our subsidiaries in the distribution segment as discontinued operations for the years ended December 31, 2018 and 2017, as further described under “—Principal Factors Affecting our Financial Performance—Divestment of Distribution Companies.” The gains incurred from our discontinued operations in the distribution segment increased by R$3.1 billion, or 96.9%, to a loss of R$1.0 billion in 2018 from a loss of R$3.2 billion in 2017. This increase is largely due to the fact that we recognized a non-recurring gain of R$2,9 million. The gains from the sales of subsidiaries reflected the net liabilities of the entities sold and the results to each further explained in note 45 to our Consolidated Financial Statements.

Net Income (Loss)

As a result of the factors discussed above, we reported net income of R$13,347 million in 2018 compared to a net loss of R$1,726 million in 2017.

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment decreased by R$2,480 million, or 12.5%, to R$17,434 million in 2018 from R$19,914 million in 2017 due to the factors set out below.

Electricity Sales

Electricity sales decreased by R$2,332 million, or 13.1%, to R$15,439 million in 2018 from R$17,771 million in 2017. This decrease was mainly affected by the adoption of IFRS 15, which changed the accounting treatment of energy sold and purchased under the Proinfa program. Previously we recorded any revenues from the Proinfa program under the line item “Electricity Sales” and any costs associated with the Proinfa program under the line item “Cost of Energy Purchased for Resale.” Following the adoption of IFRS 15, we now record all revenues and costs, net as part of the line item “Electricity Sales,” which had a negative impact of approximately R$3.2 billion in 2018. In addition, the decrease was affected by the termination of an energy contract through the Regulated Contracting Environment (Ambiente de Contratação Regulada) Product ACR 2015-2017, and the reversion of the physical guarantee for the plants owned by Furnas in 2018.

Operation and maintenance

Operation and maintenance for the generation segment increased by R$510 million, or 23.2%, to R$2,708 million in 2018 from R$2,198 million in 2017, due to the annual review by ANEEL of RAG for 2018-2019 for the generation assets we renewed. The revised RAG includes a component related to the GAG Melhoria which is intended to cover operation and maintenance costs for hydroelectric power plants. Between July and December 2018, we received R$517 million for the GAG Melhoria.

Operating Costs and Expenses

Operating costs and expenses for the generation segment decreased by R$13,973 million, or 78.2%, to R$3,885 million in 2018 from R$17,858 million in 2017.

The primary drivers of the decrease in operating costs and expenses were:

•	operating provisions, which decreased by R$9,232 million, or 349.4%, due to the reversal of an impairment and onerous contract related to Angra III, in the amount of R$7,243 million. This reversal was due to the revised calculation of the present value of the project due to the fact that the CNPE increased the tariff to R$480,00/MWh starting in July 2018. This increase was a fundamental part in the determination of the recoverable value of Angra III and ultimately led to the partial reversal of the impairment and the onerous contract; and

•	electricity purchased for resale, which decreased by R$4,666 million, or 73.3%, due mainly to the application of IFRS 15, changing the form of energy accounting sold and purchased under the Proinfa program. Previously we recorded any revenues from the Proinfa program under the line item “Electricity Sales” and any costs associated with the Proinfa program under the line item “Cost of Energy Purchased for Resale.” Following the adoption of IFRS 15, we now record all revenues and costs, net as part of the line item “Electricity Sales.”

Income Taxes and social contributions

Income taxes and social contribution resulted in a tax expense of R$1,210 million in 2018, compared to a tax expense of R$230 million in 2017. The change was primarily due to the fact that we recognized a pre-tax profit in the generation segment of R$12,936 million in 2018 as compared to pre-tax profit of R$315 million in 2017, which resulted in an increase in taxable income for the segment in 2018. Despite the increase in income tax and social contribution expense from 2017 to 2018, our effective tax rate decreased, as our pre-tax income was positively impacted by the reversal of provisions related to Angra III, which was not taxable (as Eletronuclear did not recognize deferred taxes assets).

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment decreased by R$943 million, or 9.3%, to R$9,183 million in 2018 from R$10,126 million in 2017, due to the factors set out below.

Financial return on investment - RBSE

Financial return on investment - RBSE decreased by R$1,600 million, or 26.4%, to R$4,462 million in 2018 from R$6,063 million in 2017 due to the start of the monthly amortization of the assets in August 2017 and due to the change in the measurement method for the calculation of the remuneration, which from January 1, 2018 started to be measured using the fair value of the transmission financial asset in accordance with IFRS 9 and not its amortized cost. For further information, see “—Principal Factors Affecting our Financial Performance—Transmission RBSE Payment.”

Operation and Maintenance

Operation and maintenance increased by R$872 million, or 22.2%, to R$4,794 million in 2018 from R$3,922 million in 2017 primarily as a result of the adoption of IFRS 15 as of January 1, 2018, which changed the criteria for the recognition of operating and maintenance revenue related to transmission contracts. Under IFRS 15, the transmission assets have been recognized as contract assets, which changed the estimates of construction revenue and the rate that remunerates the significant finance component, consequently affecting the operation and maintenance transmission revenue.

Regulatory Charges on Revenues

Regulatory charges on revenues increased by R$175 million, or 63.9%, to an expense of R$448 million in 2018 from an expense of R$273 million in 2017. This variation is mainly due to ANEEL charges that increased with a higher operation and maintenance revenue for the segment.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment increased by R$811 million, or 16.2%, to R$5,821 million in 2018 from R$5,010 million in 2017.

The primary drivers of the increase in operating costs and expenses was that provisions related to operating expenses resulted in a credit of R$630 million in 2017 compared to an expense of R$554 million in 2018. This increase was largely due to the reversion of an impairment for transmission assets at Chesf in 2017, which had a positive impact in 2017 of R$961 million, while the reversion of the impairment at Chesf in 2018 only had a positive impact of R$139 million.

Income Taxes and social contributions

Income taxes and social contribution expenses decreased by R$298 million, or 41.5%, to R$420 million in 2018, from a tax expense of R$718 million in 2017. The decrease was primarily due to the fact that we recognized lower taxable pre-tax profits in 2018 when compared to 2017.

Results of Administration Segment

Net Operating Revenues

Net operating revenues for the administration segment increased by R$45 million, or 21.0%, to R$261 million in 2018 from operating revenues of R$216 million in 2017. The variation is due to the increase in revenues from the provision of engineering, infrastructure and multimedia services of Eletronorte.

Operating Costs and Expenses

Operating costs and expenses for the administration segment decreased by R$6,087 million, or 157.6%, to income of R$2,439 million in 2018 from an expense of R$3,862 million in 2017.

The decrease was largely due to a decrease in operating provisions, which decreased by R$6.571 million, or 249.5%, to income of R$3,937 million in 2018 of R$2,634 million in 2017, mainly due to the impairment of the investments of the SPEs classified as held for sale in the amount of R$276 million and the recording of a provision for doubtful credit of R$291 million by Eletronorte.

Results of Equity Method Investees

Our equity in the results of investments accounted for using the equity method for the administration segment increased by R$217 million, or 18.6%, to R$1,385 million in 2018 from R$1,167 million in 2017, mainly due to increased profits from our equity investments, leveraging the transmission subsidiaries (primarily Norte Energia), and the positive impact of the adoption of IFRS 15 on our transmission investees.

Financial Results

Financial results for the administration segment increased by R$1,120 million, or 107.0%, to income of R$2,166 million in 2018 from income of R$1,046 million in 2017, mainly due to the impact of the settlement agreement we entered into with Eletropaulo to end the legal dispute between us which resulted in financial income of R$1,064 million.

Discontinued Operations

In 2018, we began to classify the results of our distribution segment as a discontinued operation, as further described under “—Divestment of Distribution Companies.” Accordingly, the information on the results of the years ended 2017 and 2016 is being restated in accordance with IFRS 5 to present the distribution segment separately from the continued operations, as described in note 46 to our Consolidated Financial Statements as of December 31, 2019. In 2017, our losses from discontinued operations decreased by R$3.5 million, or 52.2%, to R$3.2 million 2017 from R$6.6 million in 2016. This was mainly due to the sale of CELG-D in February 2017, which meant that we no longer consolidated its results in 2017, reducing the loss of discontinued operations in the distribution segment in 2017 and, on February 14, 2017 we entered into a contract to sell all of our shares of CELG-D to ENEL Brasil S.A., recognizing a gain on this divestment of R$1,525 million.

B. Liquidity and Capital Resources

Our main sources of liquidity derive from the cash generated by our operations and from loans received from various sources, including the RGR Fund (established to compensate electricity concessionaires for uncompensated expenses when the concessions ended), loans from third parties, including certain international agencies, and withdrawals of various investments we have made with Banco do Brasil, Caixa Econômica Federal and the BNDES, with whom we are required by law to deposit any surplus cash assets. We also fund ourself through bond offerings in the capital markets.

We require funding principally in order to finance the upgrade and expansion of our generation and transmission facilities and in order to repay our maturing debt obligations.

From time to time, we consider potential new investment opportunities and we may finance such investments with cash generated by our operations, loans, issuances of debt and equity securities, capital increases or other sources of funding that may be available at the relevant time. As of December 31, 2019, we have the ability to fund up to R$1,783 million of capital expenditure out of existing resources without the need to access the capital markets in 2020. Those funds represent a portion of the revenues we have generated from our sales of electricity and the interest we have received from our lending activities.

Sources of financing for working capital and for investments in long-term assets

Our main sources of financing for working capital and investments in fixed assets in the last three years are: (i) indemnities from concessions renewed under the terms in Law No. 12,783/13 approved by the granting authority; (ii) receivables related to the financing granted to Itaipu, (iii) our own operational cash flows; (iv) loans from domestic and international lenders; and (v) loans from international credit agencies. In addition, our sources of financing include investments that we are required to make with Banco do Brasil, considering that we are required to deposit available funds with this federal financial institution. By way of Central Bank Resolution No. 3,284 of May 25, 2005, it was established that any investment of resources resulting from revenues of public companies or mixed economy companies of the Indirect Federal Management can only be made in extra-market investment funds administered by the Federal Savings Bank and by Banco do Brasil S.A., so we and our subsidiaries invest their resources in extra-market funds backed by primarily long-term government bonds, use of which considers both the short-term corporate investment program, as well as the maintaining of our operating cash position.

The main uses of our resources by us refer to (i) payment or renegotiation of debt; (ii) funding the improvement and expansion of its generation and transmission projects; (iii) possibility of participation, through our subsidiaries, in public bidding processes in connection with new transmission lines and new generation agreements, since, if we succeed in any of these bidding processes, we will need additional resources to fund the required investments to expand the applicable operations.

Similar to other companies in our sector, we monitor our obligations based on the financial leverage ratio. This ratio corresponds to the net debt divided by total capital. The net debt corresponds to total loans and financings (excluding amounts related to the RGR Fund and including short-term and long-term loans and financings, as set out in the consolidated balance sheet), minus cash and cash equivalents and marketable securities. The total capital is calculated by adding-up the shareholders’ equity (as set out in the consolidated balance sheet) and the net debt.

Our main uses of funds in the year ended December 31, 2019 were for investments in the amount of R$3,328 billion and debt charges of R$3,248 million. In the year ended December 31, 2018, our main uses of funds were for investments in the amount of R$4,600 million and debt charges of R$2,681 million. We meet these requirements with (1) cash and cash equivalentes (R$335 million), (2) long-term financing (totaling R$10,803 million). Our management believes that we have sufficient sources of liquidity to meet our present financial commitments through the combined use of our operating cash flow, the receipt of indemnities already approved by the grantor as a result of Law No. 12,783/13, our issuances of debentures, and proceeds from loans and financings already contracted. Our Board of Directors has approved a strategic business plan aiming to reduce investments, privatize the distribution companies, sell administrative properties, sell certain SPEs, structure a tax planning strategy in order to optimize our tax costs and improve the use of tax credits, implement a voluntary redundancy plan and create a shared service center.

AFACs

On April 6 and September 9, 2016, the Brazilian Government, as our controlling shareholder, approved AFACs in the amounts of R$1,000 million and R$970 million, respectively. We used these funds to cover capital expenses for 2016, as provided in our budget. On November 22, 2016, the Brazilian Government approved an additional AFAC in the amount of R$963.1 million, which we used for the implementation of the Director Plan of Business and Management for the years 2017 to 2021. At the 175th Extraordinary General Meeting, held on November 14, 2019, our shareholders approved a capital increase, through the issuance of new common shares and new class “B” preferred shares, with a minimum amount of R$4,054 million to be subscribed and paid for by our controlling shareholder, the Brazilian Government, through the capitalization of credits held against us arising from AFACs. At the 177th Extraordinary General Meeting held on February 17, 2020, our shareholders approved a further capital increase, in the amount of R$7,752 million with our capital being R$39,057 million, divided into 1,288,842,596 common shares, 146,920 class “A” preferred shares and 279,941,394 class “B” preferred shares.

Short-Term Debt

Our outstanding short-term debt serves many purposes, including supporting our working capital. As of December 31, 2019, our total debt due in the short-term, including accrued interest, amounted to R$7,715 million, compared to R$12,103 million as of December 31, 2018.

Long-Term Debt

Our outstanding long-term debt consists primarily of loans from financial institutions and offerings in the international capital markets. As of December 31, 2019, our consolidated long-term debt was R$40,184 million. As of December 31, 2018, our consolidated long-term debt was R$42,306 million.

Cash Flows

Cash flow of continued operations

	For the Year Ended December 31,
	2019	2018	2017
	(R$ thousands)
Net Cash Flows from Continued Operations:
Provided by operating activities	293,670	4,903,446	2,620,725
Provided by (used in) investing activities	3,263,691	451,454	1,620,936)
Provided by (used in) financing activities	(3,805,405)	(5,563,800)	(3,971,022)

Total continued operations	(248,044)	(208,900)	270,639

Cash flow of discontinued operations

	For the Year Ended December 31,
	2019	2018	2017
	(R$ thousands)
Net Cash Flows from Discontinued Operations:
Provided by operating activities	(379,997)	(546,575)	(1,926,333)
Provided by investing activities	6,337	(30,146)	(77,550)
Used in financing activities	414,724	549,046	2,029,641

Total discontinued operations	41,064	(27,675)	25,758

Cash Flow from Operating Activities — Continued Operations

Our cash flows from operating activities primarily result from:

•	the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices;

•	the payment of financial charges;

•	the receipt of an advance for future capital increases;

•	the payment of global reverse reserve charges;

•	amounts received from allowed annual revenue;

•	the payment of income taxes and social contributions;

•	amounts received from financial assets;

•	amounts received form remuneration of investments in ownership interests;

•	income received from investments in equity securities;

•	the payment of legal provisions;

•	judicial contingencies; and

•	restricted deposits for legal proceedings in cases where we are a plaintiff in a proceeding and are ordered to pay a deposit to the relevant court.

Cash flows from operating activities have been sufficient to meet operating and capital expenditures requirements during the periods under discussion.

In the year ended December 31, 2019, our cash flows provided by operating activities decreased by R$4,609 million to R$294 million in 2019 from R$4,903 million in 2018. This decrease was primarily due to the variation in net cash provided after the adjustments for profit and loss that decreased by R$2,033 million, to R$367 million in 2019 from R$2,401 million in 2018. In addition to a a decrease in net cash generated, we also had: (i) an increase income tax and social contribution due in the amount of R$1,119 million, and (ii) an increase in contingency payments in the amount of R$705 million.

In the year ended December 31, 2018, our flows from operating activities increased by R$2,282 million to R$4,903 million in 2018 from R$2,620 million in 2017. This variation was primarily due to the receipt of the RAP in the amount of R$7,846 million as of December 31, 2018 compared to R$4,137 million for the same period in 2017. This increase was partially offset by: (i) the increase of R$692 million in judicial deposits, (ii) the increase of R$434 million in the payment of contingent amounts in respect of certain legal proceedings, and (iii) the increase of R$349 million in the payment of income tax and social contributions.

Cash Flows from Investing Activities — Continued Operations

Our cash flows from investing activities primarily reflect:

•	investment acquisitions (being partnerships) that we enter into with third parties in the private sector in relation to the operation of new plants;

•	acquisition of fixed assets (primarily investments in equipment necessary for operational activities);

•	loans and financing — payment and receipts;

•	acquisition of intangible assets;

•	capital increase investment in equity investments; and

•	investments for future capital increases.

In the year ended December 31, 2019, our cash flows from investing activities increased by R$2,812 million to R$3,264 million in 2019 from R$451 million in 2018. This variation was largely due to an increase in amounts received form loans and financings in the amount of R$2,501 million, and an increase in sales and capital investments in equity investments in the amount of R$949 million This increase was partially offset by a decrease of R$822 million related to the acquisition of fixed assets.

In the year ended December 31, 2018, our cash flows from investing activities decreased by R$1,169 million to R$451 million in 2018 from R$1,621 million in 2017. This variation was largely due to: (i) the reduction of R$1,258 million in loans and financings, (ii) the reduction of R$367 million in the reduction of dividends received from certain subsidiaries and SPEs. This decrease was partially offset by an increase of R$727 million to R$1,065 million in the acquisition of shares.

In the year ended December 31, 2017, our cash flows from investing activities increased by R$5,091 million, from cash generation of R$1,620 million in 2017 to an outflow of R$3,470 million in 2016. This variation was due to: (i) the decrease of R$1,480 million in the acquisition of shares, (ii) the increase of R$1,263 million in loans and financing, (iii) an increase of R$1,082 million in acquisitions and capital contributions in equity investments, as well as the sale of equity investments in 2017 without corresponding cash inflows in 2016.

Cash Flows from Financing Activities — Continued Operations

Our cash flows used in financing activities primarily reflect payments we make from short-term and long-term loans and financing (including the RGR Fund).

In the year ended December 31, 2019, our cash flows used in financing activities decreased by R$1,758 million, to R$3,805 million from an outflow of R$5,564 million in the year ended December 31, 2018. This variation was largely due to (i) an increase in loans and funding obtained/debentures obtained in the amount of R$5,755 million, and (ii) a cash receipt related to advances for future capital in the amount of R$3,660 in 2019 that did not occur in 2018. This decrease was partially offset by the increase in loan repayment expenses in the amount of R$6,088 billion.

In the year ended December 31, 2018, our cash flows from financing activities decreased by R$1,592 million, to R$5,564 million from an outflow of R$3,971 million in the year ended December 31, 2017. This variation was largely due to the increase of R$881 million in the payment of loans and financing as part of our strategy to decrease our leverage.

In the year ended December 31, 2017, our cash flows from financing activities decreased by R$5,336 million, to an outflow of R$3,971 million in 2017 from an inflow of R$1,365 million in 2016. This variation was mainly due to: (i) a decrease of R$2,197 million in advance of future capital increases by the Brazilian Government and an increase in loans and financing, (ii) a decrease in loans and financing in 2017 of R$1,614 million compared to 2016, and (iii) the increase in loan repayments of R$1,115 million as part of our strategy to decrease our leverage.

Cash Flows from Discontinued Operations

Cash flows from discontinued operating activities have been insufficient to meet operating and capital expenditures requirements during the periods under discussion.

In the year ended December 31, 2019, our cash flows from discontinued operations increased the net cash generated by R$68 million. This variation was primarily due to receipt of operating financial charges in the amount of R$361 million and which was partially reduced by payment of taxes and social contributions in the amount of R$143 million.

In the year ended December 31, 2018, our cash flows from discontinued financing activities decreased the net cash generated by R$1,480 million. This variation was primarily due to the reduction in loans and financing in the amount of R$2,105 million and (ii) the increase in payments of loans and financing of R$866 million. This reduction was partially offset by the receipt of funds from the RGR Fund of R$1,484 million.

In 2018, our cash flows decreased cash flow by R$53 million compared to 2017. This variation was mainly due to a R$85 million decrease in loans and financing.

Relationship between Appropriated Retained Earnings and Cash Flows

As of December 31, 2019, our balance sheet reflected retained reserves of R$37,754 million, which consisted of our statutory reserves but do not include unpaid shareholders’ remuneration. See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Information—Policy on Dividend Distribution.”

Capital Expenditures

From 2017 to 2019, we invested an average of R$4.38 billion per year in expansion, modernization, research, infrastructure and environmental quality. Over the same period, we invested 51.56 % in our generation segment, 6.62% in our transmission segment, 10.64 % in our distribution segment and 6.09 % in infrastructure and environmental quality. In the year ended December 31, 2019, we invested R$3.33 billion in capital expenditures.

	As of December 31,
Nature of Investments	2019	2018	2017
	(R$ millions)
Generation	893.09	677.37	762.40
Transmission	693.54	1,059.77	772.96
Distribution	-	330.84	467.30
Maintenance - Generation	486.68	351.11	207.81
Maintenance - Transmission	203.45	293.15	273.51
Maintenance — Distribution	-	202.79	397.94
Other (Research, Infrastructure and Environmental Quality)	211.21	421.67	167.70
Subtotal Own Investments	2,487.95	3,336.71	3,049.60

Generation	668.83	1,185.51	1,542.21
Transmission	171.13	77.55	621.80
Subtotal SPEs	839.96	1,263.06	2,164.01
Total	3,327.93	4,599.77	5,213.62

Our core business is the generation and transmission of energy and we intend to invest in these segments in the upcoming years.

Companies are, in general, selected to construct new generation units and transmission lines through a tender process or might purchase interests in existing projects. It is, therefore, difficult to predict the precise amounts that we will invest in these segments going forward. We have invested R$896.99 million in the transmission segment through direct investments of our subsidiaries, which represented approximately 41.80 % of our budget for 2019, aiming to modernize and automate the energy transmission system in Brazil. In addition, we made investments in our generation business through our SPEs for the expansion of certain wind farms owned by Furnas and Chesf.

Through auctions on the B3, we auctioned our participation in Cepisa to Equatorial Energia for R$45.5 thousand (recognizing 100% of tariff flexibility losses and costs with people, materials, third party services and other expenses, in addition to the granting of a bonus of R$95 million) on July 26, 2018, our respective participations in Eletroacre and Ceron to Energisa and our participation in Boa Vista Energia to Oliveira Energia, for R$45.5 thousand (representing no gain) on August 30, 2018 and our participation in Amazonas D to the Oliveira Energia & Atem Consortium for R$45.5 thousand (representing no gain) on December 10, 2018. We have received approvals from CADE and ANEEL for the sale of Eletroacre, Cepisa, Amazonas D, Ceron and Boa Vista Energia and entered into sale agreements for each of those sales. The auction for the sale of our participation in Ceal was suspended in June 2018 as a result of an injunction granted by the STF, which was reversed in November 2018. Equatorial Energia won the auction for the sale of our participation in Ceal in December 2018 for R$45.5 thousand (representing no gain). The transfer of control of Ceal took place in March 2019, after the sale was approved by CADE and ANEEL. Cepisa and Ceron were the first distributors that we transferred control to our new shareholders, both taking place in October 2018. The control of Eletroacre and Boa Vista was transferred in December 2018. Finally, the last distributor to have its control transferred to its new shareholders was Amazonas D, which took place in April 2019, ending the sale process of our distribution companies.

Under the EPE’s 10 Year Plan, the EPE estimates that Brazil will have 203,417 km of transmission lines above 230 kV and 228 GW of installed generation capacity by 2029 from 170 GW as of December 31, 2019.

In accordance with our business plan prepared in December 2019, we believe that from 2020 to 2024 we will invest approximately R$32.4 billion in our generation and transmission segments. We expect to use the funding derived from our net cash flows as well as from national and international capital markets and bank financings and asset disposals to meet our investment needs. Our business plan was prepared before the COVID-19 outbreak in Brazil and, accordingly, does not consider the potential impacts of the pandemic on our business.

Our capital expenditures for fixed assets, intangible assets and concession assets for the years ended December 31, 2019, 2018 and 2017 were R$2.2 billion, R$1.7 billion and R$3.0 billion, respectively. These values are the expenditure values and do not match the cash flow amounts as amounts capitalized but not yet paid are not presented as cash flow.

C. Research and Development, Patents and Licenses

Research and Development

The main activities of research, development and innovation for our group are carried out by Cepel, a non-profit entity founded in 1974 by us and our subsidiaries: Chesf, Eletronorte, Eletrosul and Furnas. The Center’s mission is to develop and deploy sustainable technology solutions for the generation, transmission and distribution of electricity by means of research, development and innovation activities (R & D + I) for the Brazilian electricity sector. We are the primary sponsor and provide technical support for Cepel in the coordination of important national programs such as Luz para Todos (light for all), the Procel (electricity conservation program), the Proinfa program and the Reluz (efficient public lighting). Cepel also participates in the elaboration of our national energy and the decennial power plans. In order to support its research activities, Cepel has a complex of 34 laboratories, some of them accredited by the Brazilian National Metrology Institute (Instituto Nacional de Metrologia — InMetro), these laboratories can perform a wide variety of experiments, technology services and tests. Noteworthy are the laboratories of high-voltage and high-power (the largest of their kind in the southern hemisphere) and the laboratory of ultra-high voltage. In addition, the center has a reference demonstration unit: CRESESB, to promote the use of solar and wind energy. In line with the guidelines of the Committee of Technological Politics (CPT), Cepel prioritizes strategic and structuring projects, distributed among seven main research areas, each one carried on by specific department: (i) DEA: Energy Optimization and Environment; (ii) DRE: Electrical Networks; (iii) DAS: Systems Automation; (iv) DLE: Transmission Lines and Equipment; (v) DTD: Distribution Technology; (vi) DME: Materials, Energy Efficiency and Complementary Generation; and (vii) Laboratories (Experimental Research): DLA and DLF Departments.

Cepel’s activities have important role in supporting to our core business of generation, transmission, distribution and commercialization of electric energy.

Chesf has two innovation centers: the Developing and Innovation Center and the Petrolina Solar Energy Reference Center - CRESP. The Development and Innovation Center is responsible for the development and innovation projects in all areas related to the energy sector. CRESP focuses on developing research and innovation projects in the area of solar energy, including Photovoltaic and Concentrating Solar Power – CSP Technologies such as Parabolic Trough and Central Receptor, and Wind Power.

Trademarks, Patents and Licenses

We have registered “Eletrobras” as a trademark with the Brazilian National Industrial Property Institute (Instituto Nacional de Propriedade Industrial) (“INPI”) among other trademarks.  There is no invention patent, industrial design, technology transfer agreement or computer programs registered at INPI.

Eletrosul has registered “Eletrosul” as a trademark with the INPI.  Eletrosul has one patent granted for “Special Reinforced Concrete Foundation for Structural Reinforcement of Foundations in Metal Grid of Towers of Electric Power Transmission Lines”, and eleven applications filed with the INPI, of which two applications were filed jointly with CEEE–GT/UBEA/PUC-RS and one filed jointly with UBEA/PUC-RS (which was filed also internationally).

Eletronorte has registered “Eletronorte” as a trademark with the INPI.  Eletronorte has nine patents granted with the INPI (of a total of 57 requests):  “Equipment and Process for Repairing the Surfaces of Hydraulic Turbine Blades”; “Tool for Removing the Sump Nut from the Gas Turbine”; “Support Base for Assembly and Disassembly of Nozzle Injector”; “Tool for Assembling and Disassembling Thermostatic Valves”; “Tool for Assembly and Disassembly of Solenoid Valves”; “Support for External Adaptation of Pressure Sensing Valve Installed in Pressureless Tanks of Speed Regulators of Hydraulic Power Plants of Hydroelectric Plants or Industries in General”; “Carriage for Transporting Grids, Lids and Similar Structures”; “Axial Distance Measuring Device Turbine-Generator in the Alignment of Thermal Generating Units”; “Capture of Wind Energy through Shells Mounted Modularly on a Metal Tower”, and filed sixty nine invention patent applications at INPI (one was also filed internationally).  In addition, the Eletrobras has twenty-five computer programs effectively registered with the INPI.

Chesf has filed two invention patent applications with the INPI:  one application for “Integration System and Method for Regulating and Operating in Parallel Different High-Voltage Sources” (such application was also filed internationally, and it was granted in the United States and China, and currently pending of analysis in India and Europe); and the other application for “Real Time, Automatic Diagnostic System Method for Electric Networks (SmartAlarms)” at Chesf’s Control Centers, (such application was also filed internationally) and it was granted in China, and currently pending of analysis in the United States, India and Europe.  In respect to trademarks applications, the main applications are five:  “SmartAlarms”, “SysGDO”, “SysRTM” (registered as product and trademarks), “CHESF” and “Chesf Companhia Hidroelétrica do São Francisco.”

Furnas has filed before the INPI twelve patent applications, and Furnas also has twenty computer programs and eighteen trademarks registered.

Cepel has seven patents granted by INPI, two of which are also internationally granted by the United States Patent Office and the European Patent Office, one design patent granted by INPI and another eight patents pending at INPI.

If the INPI grants the patents that have been filed and are still waiting for the INPI’s examination, we will be entitled to prevent third parties to use such devices/inventions and seek for any compensation related to the infringement of our patent rights.

The granted patents guarantee the rights to use the invention on an exclusively basis as well as encourages creative and innovative processes in the companies.

We and our subsidiaries adopt a policy of monitoring R&D projects aimed at enhancing the results obtained in this area.

Insurance

We maintain insurance for fire, natural disasters, accidents involving third parties, certain other risks associated with the transportation and assembly of equipment, plant construction and multi-risks. We also maintain liability insurance for directors and delegated employees, property and vehicles. The insurance coverage in Itaipu is similar.

At Furnas, we have operational risk insurance for plant and substation equipment (all risks); miscellaneous risks insurance for stationary equipment (all risks); vehicle insurance - fleet (various vehicles); optional civil liability insurance for vehicles (RCF-V); Various Risk Insurance and RCF-V (TEREX trucks); national transport insurance (interstate and urban perimeter and isolated operation); travel insurance; life insurance and personal accident insurance; civil liability insurance - D&O; general liability insurance - RCG; compliance insurance for concession contracts; financial guarantee insurance for system use contracts; and court guarantee insurance.

At Chesf, we maintain operational insurance on machinery in operation; national (land, air and sea) and international (air and sea) transport insurance; court guarantee insurance; aviation insurance; liability insurance for directors and delegated employees; group life insurance and personal accidents.

At Eletronorte, we maintain operational insurance on machinery in operation; fire insurance; national transport insurance for goods transported while traveling on national territory; group life insurance for all employees and directors; management liability insurance (D&O); general liability insurance (RCG); and judicial guarantee insurance.

At Eletrosul, we maintain national transport insurance for goods carried on land and air travel within the national territory; group life insurance for all active employees and directors; management liability insurance (D&O); faithful compliance insurance and court guarantee insurance.

At Amazonas GT, we maintain operational insurance on machinery in operation; fire insurance (headquarters building), group life insurance for all active employees and directors; management liability insurance (D&O); faithful compliance insurance and court guarantee insurance.

At CEPEL, we maintain property insurance, including coverage of building infrastructure, laboratory and equipment insurance, and vehicle insurance; and group life insurance for employees and directors.

At Eletronuclear, we maintain group life and personal accident insurance; management liability insurance (D&O); national and international transport insurance; property insurance against fire; marine hull insurance; auto insurance; court guarantee insurance; Angra III paralyzed engineering works insurance; and nuclear risk insurance for Angra I and II plants.

For a more in-depth discussion of our insurance coverage related to our nuclear energy assets, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—We may be liable for damages and have difficulty obtaining financing if there are accidents involving our subsidiary Eletronuclear.”

D. Trend Information

Our management has identified the following key trends, which contain certain forward-looking information and should be read in conjunction with “Cautionary Statement Regarding Forward-Looking Information” and “Item 3.D Key Information—Risk Factors.” We believe these trends will allow us to continue to grow our business and further improve our corporate image:

•	electricity is in constant demand: unlike certain industries which are particularly vulnerable to cyclical conditions in the market and/or seasonality, the demand for electricity is constant. We believe we will continue to have the ability to set tariffs in accordance with market conditions, particularly in the generation segment. Although tariffs in the transmission segment are set by the Brazilian Government each year, we believe that these tariffs will continue to increase;

•	revenues from third parties for maintenance of facilities: although the core of our business will remain the generation and transmission segments, we have successfully increased our revenues in recent periods by using our expertise to provide maintenance services for other companies in our industry;

•	an increasing focus on environmental, health and safety concerns: there is a trend in Brazil and globally towards increasing concerns for the protection of the environment. This impacts us in various ways, including dealing with social and political issues that may arise when we seek to construct new facilities (particularly in remote areas of Brazil) and reduced carbon emission targets from facilities that rely on fossil fuel. One of the key challenges for us will be to balance these environmental concerns against the growth of our business, as these concerns naturally can increase cost pressures. There is also an increasing trend in Brazil towards more stringent health and safety requirements with respect to operating permits for our facilities, which similarly imposes cost pressure challenges on our business. A sign of this trend is the approval in 2015 by the United Nations of the Agenda 2030 for Sustainable Development, which the Brazilian government promptly undertook and issued Decree No. 8,892/2016, which creates the National Commission for the Sustainable Development Goals, with the purpose of internalizing, diffusing and giving transparency to the implementation of the Agenda 2030;

•	effect of Law No. 12,783/13: Law No. 12,783/13 will continue to affect the manner in which we account for our concessions. We may decide to renew additional contracts for the maximum period of 30 years at significantly lower tariff levels. As a result, we may continue to write down the value of our renewed concessions and record “onerous contracts” in cash flow; and

•	effect of COVID-19: The COVID-19 virus continues to impact worldwide economic activity and poses the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. As of the date of this annual report, we have had impacts at certain of our operations due to specific local restrictions in some states, based on government decisions to establish quarantines, as well as the measures we put in place to protect the health and safety of our employees. In light of the COVID-19 pandemic, we are reviewing our capital expenditure plan and our PDNG. COVID-19 may have an adverse effect on our operations and, given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. For further information regarding risks relating to communicable diseases including the novel coronavirus, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent outbreak of the novel coronavirus.”

E. Off-Balance Sheet Arrangements

We act as guarantor, in proportion to our equity interests, in several projects whose guaranteed amounts are described below in R$ thousands as of December 31, 2019:

Guarantor	Borrower/Issuer	Project	Financing Bank	Modality	Equity Interest	Value of Financing	Value of Provision	Guarantee Expiration
						R$ thousands
NON-CONTROLLED COMPANIES
Eletrobras	Eletrobras	UHE Belo Monte - Norte Energia	BNDES	SPE	15.00%	2,025,000	2,427,574	15/01/2042
		CEF		SPE	15.00%	1,050,000	1,351,985	15/01/2042
		BTG Pactual		SPE	15.00%	300,000	386,281	15/01/2042
	Eletronorte	BNDES		SPE	19.98%	2,697,300	3,233,528	15/01/2042
		CEF		SPE	19.98%	1,398,600	1,800,844	15/01/2042
		BTG Pactual		SPE	19.98%	399,600	514,527	15/01/2042
	Chesf	BNDES		SPE	15.00%	2,025,000	2,427,574	15/01/2042
		CEF		SPE	15.00%	1,050,000	1,351,985	15/01/2042
		BTG Pactual		SPE	15.00%	300,000	386,281	15/01/2042
						11,245,500	13,880,578
Eletrobras	Furnas	UHE Santo Antônio	BNDES Direto Original	SPE	43.06%	1,329,920	1,667,767	15/03/2034
		BNDES Direto Suplementar		SPE	43.06%	428,402	543,799	15/03/2034
		BNDES Repasse Original		SPE	43.06%	1,310,835	1,782,038	15/03/2034
		BNDES Repasse Suplementar		SPE	43.06%	428,402	517,499	15/03/2034
		BASA		SPE	43.06%	216,750	229,675	10/03/2034
		Issuance of Debentures		SPE	43.06%	180,833	205,217	15/03/2034
		Issuance of Debentures		SPE	43.06%	301,389	414,926	15/03/2034
Furnas	Furnas	Issuance of Debentures		SPE	43.06%	680,188	1,543,695	15/03/2034
						4,876,719	6,904,616
Eletrobras	Eletrosul	UHE Jirau - ESBR	BNDES	SPE	20.00%	727,000	816,587	15/08/2034
			BNDES	SPE	20.00%	232,500	234,152	15/01/2035
			BNDES REPASSE	SPE	20.00%	717,000	834,301	15/08/2034
			BNDES REPASSE	SPE	20.00%	232,500	227,231	15/01/2035
	Chesf		BNDES	SPE	20.00%	727,000	816,587	15/08/2034
			BNDES	SPE	20.00%	232,500	234,152	15/01/2035
			BNDES REPASSE	SPE	20.00%	717,000	834,301	15/08/2034
			BNDES REPASSE	SPE	20.00%	232,500	227,231	15/01/2035
						3,818,000	4,224,542
Eletrobras	Eletronorte	Belo Monte Transmissora de Energia S. A.	BNDES	SPE	24.50%	412,825	436,802	15/08/2032
		BNDES REPASSE		SPE	24.50%	214,375	231,936	15/08/2032
	Furnas	BNDES REPASSE		SPE	24.50%	214,375	231,936	15/08/2032
		BNDES		SPE	24.50%	412,825	436,802	15/08/2032
Eletronorte	Eletronorte	Issuance of Debentures		SPE	24.50%	142,100	159,373	15/08/2032
Furnas	Furnas	Issuance of Debentures		SPE	24.50%	142,100	159,373	15/06/2033
						1,538,600	1,656,222
Eletrobras	Eletrosul	UHE Teles Pires	BNDES	SPE	24.50%	296,940	299,580	15/02/2036
			BNDES/Banco do Brasil	SPE	24.50%	294,000	296,803	15/02/2036
			Issuance of Debentures	SPE	24.72%	160,680	158,375	30/05/2032
	Furnas		BNDES	SPE	24.50%	296,940	299,580	15/02/2036
			BNDES/Banco do Brasil	SPE	24.50%	294,000	296,803	15/02/2036
			Issuance of Debentures	SPE	24.72%	160,680	158,375	30/05/2032
						1,503,240	1,509,516
Eletrobras	Eletronorte	UHE Sinop	BNDES	SPE	24.50%	256,270	275,578	15/06/2038
	Chesf	BNDES		SPE	24.50%	256,270	275,578	15/06/2038
Chesf	Chesf	Issuance of Debentures		SPE	24.50%	57,820	63,781	15/06/2032
Eletronorte	Eletronorte	Issuance of Debentures		SPE	24.50%	57,820	63,781	15/06/2032
						628,180	678,718
Eletrobras	Furnas	Empresa de Energia São Manoel	BNDES	SPE	33.33%	437,996	515,693	15/12/2038
Furnas		Issuance of Debentures		SPE	33.33%	113,322	107,384	15/12/2031
						551,318	623,077
Eletrobras	Eletronorte	Norte Brasil Transmissora	BNDES	SPE	49.00%	514,500	359,939	15/12/2029

Guarantor	Borrower/Issuer	Project	Financing Bank	Modality	Equity Interest	Value of Financing	Value of Provision	Guarantee Expiration
						R$ thousands
			Issuance of Debentures	SPE	49.00%	98,000	144,431	15/09/2026
						612,500	504,370
Eletrobras	Eletrobras	Manaus Transmissora	BNDES	SPE	49.50%	198,495	112,860	15/12/2026
			BASA	SPE	49.50%	123,750	128,263	15/07/2031
			BASA	SPE	49.50%	74,250	72,766	15/02/2029
						396,495	313,890

Eletrobras	Chesf	IE Garanhuns S/A	BNDES	SPE	49.00%	175,146	107,807	15/12/2028

Chesf	Chesf	TDG	BNB	SPE	49.00%	29,764	23,793	30/03/2031
			BNB	SPE	49.00%	58,346	51,475	01/08/2032
						88,110	75,268

Eletrobras	Eletrobras	Rouar	CAF	SPE	50.00%	39,364	39,364	30/10/2020

Eletrobras	Eletrobras	Mangue Seco 2	BNB	SPE	49.00%	40,951	32,029	14/10/2031

Eletrobras	Eletrosul	Livramento Holding	BNDES	SPE	49.00%	29,255	17,632	15/06/2030

Eletrobras	Eletrobras	Centroeste de Minas	BNDES	SPE	49.00%	13,827	5,119	15/04/2023

Eletrobras	Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	2,536	937	15/03/2023
			BNDES	SPE	49.90%	5,536	3,484	15/03/2028
						8,072	4,420

	Guarantees of Non-Controlled Companies					25,565,276	30,577,167

	CONTROLLED COMPANIES
Eletrobras	Eletronuclear	Angra III	BNDES	Corporate	100.00%	6,181,048	3,471,811	15/06/2036
Eletronuclear			CEF	Corporate	100.00%	3,800,000	3,204,663	06/06/2038
						9,981,048	6,676,475
Eletrobras	Eletronorte	Belo Monte Transmissora de Energia S.A.	State Grid Brazil S.A.	Corporate	100.00%	294,700	425,568	28/07/2029
	Furnas	State Grid Brazil S.A.		Corporate	100.00%	294,700	425,572	28/07/2029
						589,400	851,139
Eletrobras	Eletrosul	Corporate Projects Eletrosul	FIDC DI	Corporate	100.00%	690,000	548,819	20/01/2022
		Banco do Brasil		Corporate	100.00%	250,000	111,330	15/11/2023
						940,000	660,148

Eletrobras	Furnas	Diversos	Banco do Brasil	Corporate	100.00%	750,000	762,122	02/10/2023

Eletrobras	Eletronorte	Estação Transmissora de Energia	BNDES	Corporate	100.00%	505,477	298,566	15/11/2028
		BASA		Corporate	100.00%	221,789	197,710	15/10/2031
		BASA		Corporate	100.00%	221,789	168,186	10/07/2031
						949,055	664,462

Elerobras	Chesf	Corporate Projects Chesf	CEF	Corporate	100.00%	200,000	87,868	06/09/2021
			BNDES	Corporate	100.00%	475,454	151,628	15/06/2029
			BNDES	Corporate	100.00%	727,560	291,981	15/06/2029
			Banco do Brasil(2)	Corporate	100.00%	500,000	17,247	28/02/2020
						1,903,014	548,724

Eletrobras	Furnas	UHE Simplício	BNDES	Corporate	100.00%	1,034,410	454,045	15/07/2026

Eletrobras	Eletrobras	Santa Vitória do Palmar Holding S.A.	BNDES	SPE	61.75%	249,458	234,787	16/06/2031
		BRDE		SPE	61.75%	123,501	118,055	16/06/2031
		Issuance of Debentures		SPE	61.75%	55,575	63,637	15/06/2028
						428,533	416,479

Eletrobras	Furnas	Diversos	Issuance of Debentures	Corporate	100.00%	450.000	450,633	18/11/2024

Eletrobras	Eletrobras	Eólicas Hermenegildo	BNDES	SPE	99.99%	93,358	76,511	15/06/2032
			BRDE	SPE	99.99%	40,699	33,564	15/06/2032
			BNDES	SPE	99.99%	109,579	89,804	15/06/2032
			BRDE	SPE	99.99%	47,770	39,396	15/06/2032
			BNDES	SPE	99.99%	109,555	90,199	15/06/2032
			BRDE	SPE	99.99%	47,759	39,382	15/06/2032
						448,720	368,855
Eletrobras	Eletronorte	Reforço à Estrutura de Capital de Giro 2	Banco do Brasil	Corporate	100.00%	405,262	332,666	07/06/2024

Furnas	Furnas	Modernização da UHE Furnas e UHE Luiz Carlos Barreto de Carvalho	BID	Corporate	100.00%	427,511	365,134	15/12/2031

Eletrobras	Eletrosul	Complexo Eólico Livramento - Entorno II	KfW	Corporate	100.00%	282,083	294,352	20/06/2028

Eletrosul	Eletrosul	Transmissora Sul Litorânea de Energia	BNDES	SPE	51.00%	252,108	198,731	15/02/2029
			Debentures	SPE	51.00%	76,500	79,232	15/12/2030
						328,608	277,963

Eletrobras	Furnas	Corporate financing	Banco do Brasil	Corporate	100.00%	400,000	207,488	06/12/2023

Guarantor	Borrower/Issuer	Project	Financing Bank	Modality	Equity Interest	Value of Financing	Value of Provision	Guarantee Expiration
						R$ thousands
Eletrobras	Eletrosul	Complexo São Bernardo	KfW	Corporate	100.00%	29,854	55,823	30/12/2038
			KfW	Corporate	100.00%	136,064	179,512	30/12/2042
						165,918	235,335

Eletrobras	Eletrosul	UHE Mauá	BNDES	Corporate	100.00%	182,417	103,095	15/01/2028
			BNDES/Banco do Brasil	Corporate	100.00%	182,417	103,108	15/01/2028
						364,834	206,203
Eletrobras	Eletronorte	Implantação do PAR e PMIS	BNDES	Corporate	100.00%	361,575	186,943	15/12/2023

Eletrobras	Eletronorte	Porto Velho Transmissora de Energia	BNDES	Corporate	100.00%	283,411	192,020	15/08/2028

Eletrobras	Furnas	Plan of Investments 2012-2014	BNDES	Corporate	100.00%	441,296	175,353	15/06/2029

Eletrobras	Eletronorte	Linha Verde Transmissora	BASA	Corporate	100.00%	185,000	170,044	10/11/2032

Eletrobras	Chesf	Eólicas Casa Nova II e III	BNB	Corporate	100.00%	158,420	159,982	25/07/2031

Eletrobras	Chesf	Projetos Corporativos de Transmissão	BNB	Corporate	100.00%	155,817	73,481	15/11/2031

Eletrobras	Furnas	Rolagem BASA 2008	Banco do Brasil	Corporate	100.00%	208,312	112,861	28/12/2020

Eletrobras	Eletrosul	UHE São Domingos	BNDES	Corporate	100.00%	207,000	130,746	15/06/2028

Eletrobras	Eletrosul	Transmissora Sul Brasileira de Energia S.A.	Issuance of Debentures	SPE	100.00%	77,550	116,474	15/09/2026

Eletrobras	Furnas	UHE Batalha	BNDES	Corporate	100.00%	224,000	102,676	15/12/2025

Eletrobras	Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	183,330	89.622	15/07/2026
			BNDES	Corporate	100.00%	14,750	7.407	15/07/2026
						198,080	97.029

Eletrobras	Furnas	Innovation Projects	FINEP	Corporate	100.00%	268,503	92,482	15/11/2023

Eletrobras	Eletronorte	Rio Branco Transmissora	BNDES	Corporate	100.00%	138,000	79,230	15/03/2027

Eletrobras	Furnas	Corporate Projects Furnas	Banco do Brasil	Corporate	100.00%	35,000	17,505	28/12/2020
			Banco do Brasil	Corporate	100.00%	50,000	25,007	28/12/2020
						85,000	42,511

Eletrobras	Eletrosul	RS Energia	BNDES	Corporate	100.00%	126,221	18,441	15/06/2021
			BNDES	Corporate	100.00%	41,898	22,613	15/03/2027
			BNDES	Corporate	100.00%	9,413	5,626	15/08/2027
			BNDES	Corporate	100.00%	12,000	5,825	15/08/2027
						189,532	52,505

Eletrobras	Eletronorte	Ribeiro Gonç./Balsas	BNB	Corporate	100.00%	70,000	44,691	03/06/2031

Eletrobras	Eletrobras	Eólica Chuí IX S/A	BNDES	SPE	99.99%	31,558	25,865	15/06/2032
			BRDE	SPE	99.99%	13,757	11,346	15/06/2032
						45,314	37,212

Eletrobras	Eletrosul	Cerro Chato I, II e III	Banco do Brasil	Corporate	100.00%	223,419	16,328	15/07/2020

Eletrobras	Furnas	UHE Baguari	BNDES	Corporate	100.00%	60,153	25,318	15/07/2026

Eletrosul	Eletrosul	Ampliação do Sistema Sul de Transmissão	BNDES	Corporate	100.00%	29,074	21,191	15/09/2029

Eletrobras	Eletronorte	Ampliação da Subestação Lechuga	BNDES	Corporate	100.00%	35,011	17,502	15/10/2028

Eletrosul	Eletrosul	Interligação Brasil x Uruguai	BNDES	Corporate	100.00%	21,827	15,908	15/09/2029

Eletrobras	Eletronorte	Subestação Miramar/Tucuruí	BNDES	Corporate	100.00%	31,000	14,549	15/08/2028

Eletrobras	Eletronorte	Lechuga/J. Teixeira	BASA	Corporate	100.00%	25,720	14,777	15/10/2028

Eletrobras	Eletronorte	Miranda II	BNDES	Corporate	100.00%	47,531	8,785	15/11/2024

Eletrobras	Eletrosul	SC Energia	BNDES	Corporate	100.00%	67,017	7,381	15/03/2021

Eletrobras	Eletronorte	Substação Nobres	BNDES	Corporate	100.00%	10,000	4,322	15/03/2028

Eletrobras	Eletronorte	São Luis II e III	BNDES	Corporate	100.00%	13,653	5,000	15/11/2024

	Guarantees of Controlled Companies					23,709,613	15,789,524
	Total					49,274,889	46,366,691

a)	UHE Simplício - project of our subsidiary Furnas, with an installed generating capacity of 333.7 MW*. The project has 100% Furnas participation. Accordingly, we guarantee 100% of the financing.
b)	UHE Santo Antônio — SPE Santo Antônio Energia, formed by Furnas, CEMIG, Fundo de Investimentos em Participação Amazônica Energia — FIP, Construtora Norberto Odebrecht S/A, Odebrecht Investimentos em Infraestrutura Ltda. and Andrade Gutierrez Participações S/A, with an installed capacity of 3,568 MW*. We are consenting intervening party in a financing with BNDES and with Banco da Amazônia, with our intervention limited to the participation of Furnas (43.06%).
c)	Norte Brasil Transmissora — SPE — with participation of Eletronorte (49%) and has as its objective the implementation, operation and maintenance of the Porto Velho/Araraquara transmission line, with a length of 2,375 km*.
d)	Manaus Transmissora de Energia — SPE — which has the participation of Eletrobras (49.5%) and has as its objective to implement and operate four substations and a 585 km transmission line (LT Oriximiná/Itacoatiara/Cariri). We provide a guarantee for two loans in this project (BASA and BNDES).
e)	UHE Belo Monte — SPE Norte Energia, with an installed capacity of 11,233 MW, of Chesf (15%), Eletronorte (19.98%) and Eletrobras (15%) in addition to other partners. The provision of our guarantee in favor of the SPE for the obligations by the insurer JMALUCELLI, under the guarantee insurance contract. We are also involved in a short-term loan agreement with the BNDES.

f)          Angra III — we are a guarantor for the financing of Eletronuclear with BNDES, to build the corporate project of the UTN Angra III.

g)	Norte Energia S.A. — a closed capital special-purpose company, for the purpose of performing all activities needed for the implementation, maintenance, and exploration of the Belo Monte Hydroelectric Power Plant (UHE Belo Monte). We hold 49.98% of the capital of Norte Energia.
h)	Teles Pires — a special purpose company, with the participation of Eletrosul (24.5%), Furnas (24.5%), Neoenergia (50.1%) and Odebrecht Energia (0.9%). It has an installed power of 1,820 megawatts, enough to supply a population of 5 million inhabitants.
(1)	SPEs whose shares we pledged as part of the relevant project financing.
(2)	The CHESF – Banco do Brasil guarantee expired on February 28, 2020.

We do not have any other off-balance sheet arrangements that have or reasonably likely to have a current or future effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the transactions described above.

F. Contractual Obligations

We set out below, on a consolidated basis, our short and long-term debt, purchase obligations, leasing obligations, actuarial debt and obligations for asset retiring for the periods, including contractual interest obligations, when applicable, presented as follows:

	Payments due by period as of December 31, 2019
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
	(R$ millions)
Loans and financing	9,784	18,983	8,864	11,309	48,940
Suppliers	3,093	21	—	—	3,114
Reimbursement obligations	1,797	—	—	—	1,797
Leasing	242	220	644	225	1,330
Debentures	493	469	2,081	4,290	7,333
Concession Payables UBP	5	4	12	52	73
Decommissioning of nuclear power plants(1)	—	—	—	3,129	3,129

(1)	Decommissioning of nuclear power plants.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors and Senior Management

We are managed by our Board of Directors (Conselho de Administração), composed of up to eleven members, and by our Board of Executive Officers (Diretoria), which currently consists of six members. Our by-laws also provide for a permanent Fiscal Council (Conselho Fiscal), which is made of five effective members and their respective alternates. Pursuant to our by-laws, all members of our Board of Directors and Board of Executive Officers must be Brazilian citizens.

Board of Directors

The members of our Board of Directors are elected at the general shareholders meeting for a term of two years, reelection being permitted up to three times. As our majority shareholder, the Brazilian Government has the right to appoint eight members of our Board of Directors, among which seven are appointed by the MME and one by the Ministry of the Economy. At least two of the members appointed by the MME must comply with the provisions set forth in article 25 of the Law of Government-Controlled Companies and article 39 of Decree No. 8,945/16. The minority shareholders have the right to elect one member and the holders of preferred shares without voting rights representing at least ten percent of our total capital have the right to elect one member, both of them must comply with the provisions of the Law of Government-Controlled Companies. One director must be elected as a representative of the employees of the company. Currently, our Board of Directors is composed of eleven members. One of the members of the Board of Directors is appointed as Chairman. The address of our Board of Directors is Rua da Quitanda 196, Centro, CEP 20091-005, Rio de Janeiro, RJ, Brazil.

Pursuant to our by-laws, approved at the 168th General Shareholders Meeting held in November 2017, our Board of Directors must be comprised of at least 30.0% of independent members and in case of a conflict between the rules of the Law of Government-Controlled Companies and the B3’s Corporate Governance for State Owned companies rules, the applicable criteria will be the most restrictive.

Our Board of Directors relies on the support of the Audit and Risks Committee, the Management, People and Eligibility Committee, and Strategy, Governance and Sustainability Committee. The committees must have their operating rules established under their respective by-laws, pursuant to the Law of Government-Controlled Companies and other applicable laws, and in 2018, all of the committees were comprised entirely of members of our Board of Directors.

Our Board of Directors met 33 times in 2018 and 20 times in 2019, and when called by a majority of the directors or the Chairman. Among other duties, our Board of Directors is responsible for: (i) establishing our business guidelines; (ii) determining the corporate organization of our subsidiaries or any equity participation by us in other legal entities; (iii) approving our entering into any loan agreement and determining our financing policy; and (iv) approving any guarantee in favor of any of our subsidiaries in connection with any financial agreement.

The table below sets out the members of our Board of Directors and their respective positions on December 31, 2019. Luiz Eduardo dos Santos Monteiro was elected as a representative of our employees after the election occurred in April 2019. The mandates of José Guimarães Monforte, Mauro Gentile Rodrigues da Cunha, Vicente Falconi Campos, and Wilson Pinto Ferreira Junior were renewed at the general shareholders’ meeting held in 2019. On April 29, 2019, our shareholders elected Bruno Eustáquio Ferreira Castro de Carvalho, Felipe Villela Dias, Daniel Alves Ferreira, Marcelo de Siqueira Freitas, Ricardo Brandão Silva and Ruy Flaks Schneider as new members of the Board of Directors. In addition, on December 31, 2018, Ms. Elvira Baracuhy Cavalcanti Presta, was a member of our Board of Directors and the Audit and Risks Committee until she assumed the role of Chief Financial Officer in March 2019. For more information regarding the role of our principal shareholder on the Board of Directors and management, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—We are controlled by the Brazilian Government, the policies and priorities of which directly affect our operations and may conflict with the interests of our investors.”

Name	Position
José Guimarães Monforte	Chairman
Wilson Pinto Ferreira Junior	Director
Vicente Falconi Campos	Director
Mauro Gentile Rodrigues Cunha	Director
Ruy Flaks Schneider	Director
Bruno Eustáquio Ferreira Castro de Carvalho	Director
Ricardo Brandão Silva	Director
Marcelo de Siqueira Freitas	Director
Daniel Alves Ferreira	Director
Felipe Villela Dias	Director
Luiz Eduardo dos Santos Monteiro	Director

José Guimarães Monforte — Chairman: Mr. José Guimarães Monforte holds a degree in Economics from Universidade Católica de Santos. He is a partner of Emax Consultoria, a member of the Advisory Board of Escola Britânica de Artes Criativas and a member of the Board of Directors of OTP S.A. He is also the chairman of the Advisory Board of Premix, chairman of the Advisory Board of Instituto Elos, a member of the Government Controlled Entities’ Governance Committee of the B3, a member of the Deliberative Council of the IDIS-Instituto para o Desenvolvimento do Investimento Social and a member of the Editorial Board of the Harvard Business Review Brasil. From 1998 to 2011, he had a role on the Board and the Risk Committee of Natura Cosméticos. Until 2011, he participated on the Board of Vivo S.A. He was also a member of the Board of Directors of Petrobras, BR Distribuidora, Rossi Residencial, Promon, Droga Raia, SABESP, Claro, Banco Nossa Caixa, Banco Tribanco, Canbrás, Pini Editora, Caramuru Alimentos, Klicknet, JHSF and Agrenco Ltd. He was a member of the Ethics Committee of IBRI and the Advisory Board of ABERJE, a member of the OCDE’s Advisory Panel on the Board of Directors’ Efficiency and a member of the Advisory Board-Americas Cabinet from the Chicago Graduate School of Business. He was involved in the development of the Brazilian Corporate Governance Institute, as a Board member in 2002, the Vice-President of the Board in 2003 and the Board’s Chairman from 2004 to 2008. He was the coordinator of the Committee for the B3’s IPO, Vice-President of ANBID and of the Conselho da Caixa de Liquidação da Bolsa de Mercadorias. He acted as a businessman at several banks and companies such as BANESPA, Banco Merrill Lynch, Banco Citibank NA, VBC Energia S/A and Janos Comércio, Administração e Participações LTDA, filling positions in Brazil and abroad. He was also the founding partner of Pragma Gestão de Patrimônio.

Wilson Pinto Ferreira Junior — Board Member: Mr. Wilson Pinto Ferreira Junior holds a degree in Electrical Engineering from Escola de Engenharia da Universidade Mackenzie as well as a degree in Business Administration from Faculdade de Ciências Econômicas, Contábeis e Administrativas da Universidade Mackenzie. He subsequently obtained a master’s degree in Energy from Universidade de São Paulo (USP) as well as several specializations, including Work Safety Engineering (Universidade Mackenzie), Marketing (Fundação Getúlio Vargas) and Electricity Distribution Administration (Swedish Power Co.). In CESP he held several positions, including Distribution Officer (1995 to 1998). He was Chief Executive Officer of RGE from 1998 to 2000, chairman of the Board of Directors of Bandeirante Energia S.A. from 2000 to 2001 and Chief Executive Officer of CPFL Paulista between 2000 and 2002. In 2002 he also was appointed Chief Executive Officer of CPFL Energia, position he has occupied up to 2016. He has also acted as President of Brazilian Association of Electricity Distributors (Associação Brasileira de Distribuidores de Energia Elétrica, ABRADEE) between the years of 2009 and 2010. He is the chairman of the Board of Directors of Furnas, Chesf, and Eletronorte. In May 2019 he became member of the Itaipu Binacional Board of Directors.

Vicente Falconi Campos — Board Member: Mr. Vicente Falconi Campos holds a degree in Engineering from Universidade Federal de Minas Gerais (UFMG) in 1963 and holds diplomas of M.Sc. and Ph. D. in Engineering by Colorado School of Mines, USA, obtained in 1968 and 1971. Founder and chairman of the Board of Directors of FALCONI — Consultores de Resultados, the largest management consulting company in Brazil. He is a board member of AmBev. He is an emeritus professor of UFMG. He has been awarded with the Medal Order of Rio Branco for services rendered to the nation. Chosen by the American Society for Quality Control as one of the “21 voices of the 21st century.” He has worked at JUSE — Union of Japanese Scientists and Engineers.

Mauro Gentile Rodrigues Cunha — Board Member: For the last 23 years, Mauro Gentile Rodrigues Cunha has developed a career focused on capital markets and corporate governance. He was deeply involved in the legal and regulatory improvements of the Brazilian market, including the creation of the New Market (Novo Mercado). He also worked with companies and their controlling groups to improve corporate governance practices. One of his most significant achievements was related to IBGC leadership, which has become one of the world’s largest corporate governance institutes, building a national and international reputation for the quality of its content, its impact on society and its independence. From March 2012 to August 2019, he served as the CEO of the Associação de Investidores no Mercado de Capitais - Amec. Prior to that, he served as an investment manager and analyst at several institutions such as Opus, Franklin Templeton, Bradesco Templeton, Investidor Profissional, Morgan Stanley Asset Management, Deutsche Morgan Grenfell, Bank of America Latin American Private Equity Group and Banco Pactual. He was chairman of the board of IBGC between 2008 and 2009. He was a member of the Board of Directors of CESP, from May 7, 2013 until May 14, 2017. He was a member of the Petrobras Audit Committee, from May 17, 2013 to April 25, 2014 and member of the Board of Directors of Petrobras from April 30, 2013 to April 2, 2014 and from April 3, 2014 to April 29, 2015 and is currently a member of the Board of Directors of Klabin, Totvs and BR Malls, and he is the Chairman of the Board of Directors of Caixa Economica Federal.

Ruy Flaks Schneider — Board Member: Mr. Ruy Flaks Schneider holds a degree in Mechanical and Production Engineering from PUC-Rio in 1963 and holds a M.Sc. degree in Economic Engineering from Stanford University (USA) (1965). He is a Reserve Officer in the Brazilian Navy, graduated in 1981 from the Navy Reserve Officer Instruction Center (CIORM) and concluded the College of War in 1978. He served as an executive officer at several companies, such as Xerox do Brasil S.A., and was vice-president of capital markets at Banco de Montreal (formerly, Banco Brascan de Investimentos S.A.) for 18 years. He has experience in capital markets and investment funds, both in Brazil and abroad, in private banks and official entities, such as BNDES and the International Finance Corporation (IFC), based in Washington, D.C., in the United States. He has served as a member of the Board of Directors of several companies, both publicly and privately held: Light S.A., Unipar Participações S.A., Parmalat Brasil S.A., CBTD - Cia. Brasileira de Tecnologia Digital S.A., Sonae Sierra Brasil S.A. and Teka S.A., among others. He also served as a member of the Fiscal Council of Brasil Telecom, Tele Norte Celular, Banco ABC Brasil and Rossi Residencial, among others. For three years, he chaired the Fiscal Council of Indústrias Nucleares do Brasil S.A. (INB).

Bruno Eustáquio Ferreira Castro de Carvalho — Board Member: Mr. Bruno Eustáquio Ferreira Castro de Carvalho holds a degree in Civil Engineering from the Federal University of Minas Gerais and holds a PhD in Civil Engineering from the Instituto Superior Técnico of the University of Lisbon (IST/UL). He also holds a PhD in Civil Engineering from the University of Brasilia (UnB) and a MSc. degree in Environmental Engineering and Natural Resources from the College of Engineering, University of Porto-Portugal (FEUP/UP). He received the Erasmus Mundus SMART2 (Paris) Award for Regulation in Corporate Governance and the Fellowship Australia Awards (1st) on risk management in water, energy and transportation infrastructure. He was a professor in Governance and Regulation at the National School of Public Administration. He is Analyst in Infrastructure at the Ministry of Planning, Development and Management and currently serves as Deputy Executive Secretary of the Ministry of Mines and Energy.

Ricardo Brandão Silva — Board Member: Mr. Ricardo Brandão Silva holds a bachelor’s degree in Law and a specialization in Regulatory Law of Electricity from the University of Brasilia (UNB) and holds a Master’s Degree in Law from Stanford University (USA). He worked at ANEEL, acting as deputy attorney general and advisor to the director-general of the agency. He served as special advisor to the Minister of Mines and Energy and then was a legal advisor at Eletrobras. He served as a professor on Electric Energy Law and Regulation at Cândido Mendes University, Fundação Getúlio Vargas and UNB, among other educational institutions.

Marcelo de Siqueira Freitas — Board Member: Mr. Marcelo de Siqueira Freitas holds a degree in law from the University of Brasilia (1999). In 2014, he took part in the Senior Managers in Government at John F. Kennedy School of Government (USA) and, in 2015, in the Management in the Public Sector program at École Nationale D’Administration, France. He has been a federal prosecutor since 2000, having served as Federal Attorney for the Federal Attorney General’s Office between 2008 and 2015. He also served as Executive Secretary at the Ministry of Social Security in 2015. He was BNDES’ Legal Director, having already served as Director of Integrity, Controllership and Management of Risks. He is currently head of the Special Advisory Office of the Ministry of Economy. He has extensive experience as a professor, especially in the Administration, Pension Plans and Civil areas.

Daniel Alves Ferreira — Board Member: Mr. Daniel Alves Ferreira is a representative of the Minority Shareholders. He holds a Bachelor of Law from Universidade Paulista (UNIP), São Paulo (1995), and completed the specialization course in Capital Markets - Legal Aspects at the Fundação Getúlio Vargas Law School in 2009. From 1996 to 2002, he was a senior lawyer at Mesquita Pereira, Almeida and Esteves Advogados, where he worked in the areas of civil law, family law and consumer relations. He was a partner at the same law firm, working on corporate law (capital markets) and mass litigation. In 2018, he became a partner at Alves Ferreira e Mesquita Sociedade de Advogados, responsible for the capital markets and corporate law areas. He also acts as a shareholders’ representative at various public and private companies and as a manager of the Proxy Voting area. From 2016 to 2018, he was a member of the Board of Directors of Cemig, Cemig Distribuidora and Cemig Geração e Transmissão. He was a member of Cemig’s Corporate Governance Committee in 2018 and fiscal advisor of Petrobras during 2018-2019.

Felipe Villela Dias — Board Member: Mr. Felipe Villela Dias is a representative of the Minority Shareholders. He graduated in Production Engineering from the Federal University of Rio de Janeiro (UFRJ) in 2005, and holds an MBA degree in Logistics from Coppead/UFRJ. He is currently a partner at Visagio Consultoria Ltda., where he works as a finance specialist in consulting projects. He was a partner from June 2008 to March 2018 at Squadra Investimentos, one of the largest independent asset management in the country. He participates in the resource allocation decision committee and is responsible for investment analysis in the infrastructure, logistics and construction sectors. He was appointed CFO of Brasil Brokers Participações S.A. for one year. He is an independent member of the Board of Directors of Smiles Fidelidade S.A. and Santos Brasil Participações S.A.

Luiz Eduardo dos Santos Monteiro — Board Member: Mr. Luiz Eduardo dos Santos Monteiro holds a degree in Business Administration from the Federal University of Rio de Janeiro (UFRJ), an MBA degree in Corporate Management and Finance and a Master’s degree in Business Management from Fundação Getúlio Vargas (FGV). He developed his professional career at Eletrobras, having worked in the Budget Management, and also served as a tax advisor at CELGpar. He was elected as a Board Member by our employees.

Board of Executive Officers

Our Board of Executive Officers is currently made up of six members, required to have a minimum of three members, all of them elected by the Board of Directors, with a unified management term of two years, with a maximum of three consecutive renewals being allowed. Historically, our Board of Executive Officers meets every week, or when called by a majority of the Officers or by the Chief Executive Officer. Our Board of Executive Officers determines our general business policy, is responsible for all matters related to our day-to-day management and operations and is the highest controlling body with regards to the execution of our guidelines. The address of our Board of Executive Officers is Rua da Quitanda 196, Centro, CEP 20091-005, Rio de Janeiro, RJ, Brazil.

The members of our current Board of Executive Officers were appointed by our Board of Directors and their names and titles are set out below:

Name	Position
Wilson Pinto Ferreira Junior	Chief Executive Officer
Elvira Baracuhy Cavalcanti Presta	Chief Financial and Investor Relations Officer
Pedro Luiz de Oliveira Jatobá	Chief Generation Officer
Luiz Augusto Pereira de Andrade Figueira	Chief Administrative and Sustainability Officer
Marcio Szechtman	Chief Transmission Officer
Lucia Maria Martins Casasanta	Chief Compliance Officer

Mr. Wilson Pinto Ferreira Junior — Chief Executive Officer: See “—Board of Directors.”

Elvira Baracuhy Cavalcanti Presta — Chief Financial and Investor Relations Officer: Ms. Presta holds a degree in Business Administration from Universidade Federal de Pernambuco - UFPE (1990), a Master’s degree in Corporate Management from the same institution (1997), a postgraduate degree in Business Management from Fundação Dom Cabral (2001) and a postgraduate degree in Advanced Boardroom Program from Saint Paul Escola de Negócios (2019). She participated in executive education programs at LSE (UK 2019), IMD (Switzerland 2015), ESADE (Spain 2016), University of Chicago Graduate School of Business (USA 2004) and Universidad Austral (Argentina 2006). In 2017, she completed the training course for Board of Directors members at the Brazilian Institute of Corporate Governance IBGC. She was also Executive Officer of Planning and Control at Neoenergia S.A. (from October 2013 to August 2016), a holding company of the electricity sector (distribution, generation, transmission, and commercialization of electricity) controlled by Previ, Banco do Brasil and Iberdrola and, for one year, worked as a Tax Advisor at Norte Energia S.A., as a representative of Neoenergia. She was the Finance Director at MRS Logística S.A. (from July 2010 to September 2013), rail network utility of the states of Minas Gerais, Rio Janeiro, and São Paulo. She was the Controller of the Light Group (from August 2010 to June 2013), a company responsible for distribution, generation and commercialization of electric energy. She is a former member of the Board of Directors of Eletrobras who resigned to hold the position of Chief Financial and Investor Relations Officer. She is also a member of WCD (Women Corporate Directors).

Mr. Pedro Luiz de Oliveira Jatobá — Chief Generation Officer: Pedro Luiz de Oliveira Jatobá holds a degree in Electrical Engineering from the Universidade Federal da Bahia (UFBA) and a postgraduate degree in Telecommunications and Production Engineering. Since 1980 he has worked for companies that are linked to Eletrobras in the following areas: control of protection systems for transmitters; operation and dispatch; design of telecommunications and operating systems; business management and development in distribution companies. In 2009, he assumed the leadership of the Department of Foreign Business Development at Eletrobras, assessing business opportunities for renewable energy generation and transmission systems in South America, Central America, the United States, and Africa. In 2014, he became the Superintendent of the Overseas Operations and, in 2016, he became the International Superintendent at Eletrobras.

Mr. Luiz Augusto Pereira de Andrade Figueira — Chief Administrative and Sustainability Officer: Luiz Augusto Pereira de Andrade Figueira has a Bachelor’s degree in Mathematics from the Federal University of Rio de Janeiro (UFRJ), a post-graduation degree in Finance from Fundação Getúlio Vargas (FGV-RJ), a post-graduation degree in Management of Information Technology from the Federal University of Rio de Janeiro (Coppead-UFRJ) and a Master’s degree in Business Management from Pontifícia Universidade Católica (PUC-RJ). In the electricity sector since 1985, he has worked as Chief of Strategy, Corporate Management and Sustainability at Eletrobras, where he also was the Chief of Compliance and Risk Management (2015-2016) and General Coordinator of the company’s CEO (2008-2015) and CFO (2007-2008), and the Manager of the Financial Department (2003-2005). He was also the Chief of the company’s Financial Resources and Energetic Research (2005-2007).

Mr. Marcio Szechtman— Chief Transmission Officer: Marcio Szechtman has a Bachelor’s and a Master’s degrees in Electric Engineering from Escola Politécnica da Universidade de São Paulo (USP) and has worked in the electricity sector for 44 years. He started his career at Eletrobras Cepel in 1976. In 1996, he left the Company and started working as a consultant in the private sector. With a strong performance in the international arena, he has worked in approximately 15 countries. In Brazil, he has held positions as a Manager in the Consulting Firm Mercados de Energia and worked as the Officer of International and Regulatory Matters at Tema Participações. Since 2010, he has worked as a Technical consultant for the National Operator of the Electric System (ONS) in transmission projects liked to hydropower plants in Rio Madeira and Belo Monte.

Ms. Lucia Maria Martins Casasanta — Chief Compliance Officer: Ms. Casasanta is an Economist graduate from Universidade Federal de Minas Gerais in 1983, as well, as an Accountant graduate from Universidade Santa Úrsula, in Rio de Janeiro, in 1993. She also holds a Master’s degree in Business Administration from IBMEC RJ in 2016, and a post-graduation certificate in Financial Management from Fundação Dom Cabral in 1984. Her professional experience includes 30 years working in Audit & Risk Management functions, including 13 years as a Partner. Between 1984 and 2002 she was an Auditor at Arthur Andersen, holding positions ranging from trainee to partner. From 2002 to 2013 she worked as an Audit and Risk Management partner at Deloitte. She is also a Coordinator of Rio de Janeiro’s chapter of IBGC and a member of the Compliance Committee at Brazilian Fast Food Corp. — BFFC.

B. Compensation

The compensation of our Board of Directors, Board of Executive Officers and Fiscal Council is determined by our shareholders at the general shareholders’ meeting held within the first four months of the financial year. That compensation may also include a profit sharing amount if they achieve pre-established goals and at the discretion of our shareholders.

For 2019, 2018 and 2017 the aggregate consolidated compensation paid to our Directors, Officers and members of the Fiscal Council (excluding that paid by Itaipu) was R$42.6 million, R$43.5 million and R$41.7 million, respectively.

C. Board Practices

Service Contracts

We do not have service contracts with any member of our Board of Directors, Board of Executive Officers or Fiscal Council.

Fiscal Council

Our Fiscal Council is established on a permanent basis and as of December 31, 2019, it was made up of four members and three alternates elected at a general shareholders meeting for renewable two-year terms. The Brazilian Government has the right to appoint three of the members of our Fiscal Council, and both the minority shareholders and the holders of our preferred shares without voting rights, have the right to appoint one member each. In 2006 we made certain changes to our Fiscal Council to ensure its compliance with the Sarbanes-Oxley Act. Our Fiscal Council worked as an Audit Committee until May 2018, when the audit role was assumed by our Audit and Risks Committee, created in accordance with our by-laws amended in November 2017. Our Audit and Risks Committee has its own operating rules and complies with the Law of Government-Controlled Companies and other applicable laws.

Our Fiscal Council supervises management to ensure compliance with our by-laws and constitutive documents obligations. The members of our Fiscal Council and respective alternates as of December 31, 2019 are set out in the table below and were elected during the general shareholders’ meeting held on April 29, 2019, except for Mr. Eduardo Coutinho Guerra, who was elected at the general shareholders’ meeting held on July 30, 2018 to replace Mr. Marcio Leão Coelho, who became his alternate.

On April 29, 2019, our shareholders elected a members of our Fiscal Council: Thaís Marcia Fernandes Matano Lacerda and her alternate Dario Spegiorin Silveira; Patricia Valente Stierli and her alternate Gaspar Carreira Junior; Mario Daud Filho, who resigned before taking office and was replaced by his alternate, Giuliano Barbato Wolf, and José Roberto Bueno Jr. and his alternate Lorena Melo Silva Perim. However they both resigned on September 30, 2019.

The Fiscal Council’s meetings occur monthly, although, meetings may also occur on an ad hoc basis whenever called by the President of the Council. Our current members are:

Member	Alternate
Thaís Márcia Fernandes Matano Lacerda	Dario Spegiorin Silveira
Eduardo Coutinho Guerra	Márcio Leão Coelho
Patrícia Valente Stierli	Gaspar Carreira Junior
Giuliano Barbato Wolf	—

Committees

In 2017, we reorganized the committees that provide assistance to our Board of Directors and we currently have three permanent committees: Audit and Risks Committee, Management Personnel and Eligibility Committee and Strategy, Governance and Sustainability Committee. Except for the Audit and Risks Committee, which may have members that are not members of our Board of Directors, all committees are formed with at least three members of our Board of Directors. The committees assist our Board of Directors in establishing the essential guidelines and control procedures within our company. The committees are responsible for giving assistance, monitoring and submitting proposals in relation to their specific areas.

Audit and Risks Committee (Comitê de Auditoria e Riscos Estatutário CAE)

Our Audit and Risks Committee is a permanent committee composed of a minimum of three and a maximum of five members. The principal role of this committee is to analyze and submit recommendations about risks and strategies to be followed by us in relation to internal controls, audit and risk management, providing more efficiency and quality to the Board of Directors’ decisions. The Audit and Risks Committee has its own by-laws and was formed and started operating in May 2018. Two members of our Audit and Risks Committee are not members of our Board of Directors, as further set forth in “Item 16.D. Exemption from the Listing Standards for Audit Committees.” The external members are independent members, in accordance with Brazilian law.

Current Members
Mauro Gentile Rodrigues Cunha (Coordinator)
Luís Henrique Bassi Almeida (External member)
Felipe Villela Dias
Daniel Alves Ferreira
Luiz Carlos Nannini (External member)

Management Personnel and Eligibility Committee (Comitê de Gestão, Pessoas e Elegibilidade CGPE)

Our Management Personnel and Eligibility Committee was created in May 2017. The principal role of this committee is to analyze and submit recommendations about our strategies, business, sustainability and governance practices, providing more efficiency and quality to the Board of Directors’ decisions. The Management, Personnel and Eligibility Committee has its own by-laws.

Current Members
Marcelo de Siqueira Freitas (Coordinator)
Ruy Flaks Schneider
Vicente Falconi Campos

Strategy, Governance and Sustainability Committee (Comitê de Estratégia, Governança e Sustentabilidade CEGS)

Our Strategy, Governance and Sustainability Committee was created in May 2017. This is the only new committee not included in our by-laws. The principal role of this committee is to analyze and submit recommendations about our policies for the management of people and the description of the administrative structure of the management team and Fiscal Council members, providing more efficiency and quality to our Board of Directors’ decisions. The Strategy, Governance and Sustainability Committee has its own by-laws.

Current Members
José Guimarães Monforte (Coordinator)
Bruno Eustáquio Ferreira Castro de Carvalho
Luiz Eduardo dos Santos Monteiro
Ricardo Brandão Silva

D. Employees

As of December 31, 2019, we had a total of 13,089 (excluding Itaipu and four distribution companies that were sold) salaried employees compared to 17,233 salaried employees as of December 31, 2018 (excluding Itaipu and considering Ceal and Amazonas D) and 21,563 salaried employees as of December 31, 2017. We, as a holding company, excluding Itaipu and other subsidiaries, had 780 employees as of December 31, 2018 and 739 employees as of December 31, 2019.

As a mixed capital company, we can hire employees only by a public process or by a legal decision. A public process involves placing advertisements in the Brazilian press for open positions and inviting applicants to take an examination. The last public process at the holding company took place in 2010, as a result of which we hired approximately 35 new employees. Eletronuclear have an ongoing valid public contest until 2020 and Eletrosul had a valid contest until August 2018. In total, we hired 311 new employees in 2018, a 29% decrease compared to 441 in 2017, including Itaipu. In 2019, we hired 43 new employees, including Itaipu.

Given the guidelines in place under our Business and Management Plan 2020-2024 as well as our efforts to reduce costs, we launched a Demission Plan by Mutual Agreement in 2019 and 1,726 employees left the company voluntarily by the end of the year. The following table sets out the number of employees hired by our companies in the periods indicated:

	Number of Hired Employees as of December 31,
	2019	2018	2017
Subsidiary
Eletrobras	0	0	0
Cepel	2	1	0
CGTEE	1	0	0
Chesf	1	19	7
Eletronorte	1	1	1
Eletronuclear	0	0	4
Eletrosul	0	6	3
Furnas	8	10	20
Eletroacre	0	0	48
Ceal	0	152	94
Amazonas D	0	2	1
Amazonas GT	1	28	0
Cepisa	0	0	161
Ceron	0	0	26
Boa Vista Energia	0	0	0
Total	14	219	365
Itaipu	29	92	76

The National Collective Bargaining Agreement encompasses Eletrobras and all our subsidiaries and its purpose is to unify procedures and policies by having all negotiations with employees’ representatives taking place concurrently.

These negotiations are made on a national level with representatives of several unions and associations, such as: Federação Nacional dos Urbanitários, Federação Nacional dos Trabalhadores em Energia, Água e Meio Ambiente, Federação Nacional dos Engenheiros, Federação Nacional dos Administradores, Federação Interestadual de Sindicatos de Engenheiros, Federação Nacional dos Técnicos Industriais, Federação Regional dos Urbanitários do Nordeste, Federação Nacional das Secretárias e Secretários, Sindicato dos Administradores no Estado do Rio de Janeiro, Sindicato Nacional dos Advogados e Procuradores de Empresas Estatais, e os Sindicatos dos Urbanitários de Alagoas, Rio de Janeiro, Distrito Federal, Amapá, Rondônia, Roraima, Maranhão, Amazonas, Mato Grosso, Paraíba e Pernambuco, among others.

In relation to the Collective Bargaining Agreement 2019/2020, after six months of negotiation with the unions, we set the salary and benefits adjustment at 3.55%, which is lower than the inflation rate between May 2018 and April 2019. The raise was effective from May 1, 2019.

In addition, a maximum workforce of 12,500 employees was established between January and April 2020, and 12,088 employees between May 2020 and April 2021. Thus, if the number of employees during those periods is higher than the established, we will be able to perform the necessary shutdowns to reach the goals. As of December 31, 2019, the number of employees was 13,089.

Consensual Dismissal Plan (Plano de Demissão Consensual - PDC)

In 2019, two PDCs were launched simultaneously by us and the companies Amazonas GT, CGTEE, Cepel, Chesf, Eletronorte, Eletronuclear, Eletrosul and Furnas. These are initiatives provided for in the PDNG. The conditions for both plans were previously approved by the State Companies Coordination and Governance Secretariat (SEST). The 1,726 dismissed employees represent an increase of 91% compared to the 905 that left in 2018.

	Financial Impact of PDC 1 on us in 2019 (values in R$ thousands)
Eletrobras Companies	Subscribers Approved and Dismissed (1)	Indemnities (2)	Estimated Expenses with Health Plan	Estimated Savings 2019	Estimated Savings Annual
Consolidated	475	140,761	52,211	96,281	185,066

(1)	Of the 475 dismissed employees, one was dismissed in January 2020. Subsequently, three other employees who joined the plan will be added to these dismissals, but they have not been dismissed yet as one had his dismissal postponed and two are on sick leave.
(2)	PDC and health plans indemnities also include estimated amounts for employees not yet dismissed.

	81057158320 (values in R$ thousands)
Eletrobras Companies	Subscribers Approved (1)	Dismissed until December 31, 2019	Dismissals 2020	Indemnities (2)	Estimated Expenses with Health Plan	Estimated Savings Annual
Consolidated	1,367	1,252	115	425,788	62,381	560,918

(1)	Dismissals in 2020 refer to subscribers who have their dismissals scheduled for March 2020.

(2) Indemnities from PDC, health plans from PDC 2, and estimated savings from PDC 2 include the total subscriptions and approvals.

In 2009, Furnas, the Public Labor Prosecutor’s Office (“MPT”) and the National Federation of Urban Workers (“FNU”) signed an agreement providing for the staggered layoff of 1,041 employees. The staggered layoffs were already expected to occur by the end of 2018, but, in 2016, the agreement was suspended by Justice Luiz Fux upon request of the parties and was only resumed in 2019. In 2019, 1,041 employees from Furnas joined the agreement, of which 94 were readmitted to the insourcing process and the cost was R$321 million.

E. Share Ownership

As of December 31, 2019 none of the members of the Fiscal Council held our shares. The following tables show current ownership of our shares by members of our Board of Directors and Board of Executive Officers:

Board of Directors

Name	Number of Preferred Shares held	Number of Common Shares held
Wilson Pinto Ferreira Junior	—	—
Vicente Falconi Campos(1)	2,460,800	—
Luiz Eduardo dos Santos Monteiro	—	—
Ricardo Brandão Silva	—	—
José Guimarães Monforte	—	—
Ruy Flaks Schneider	—	—
Bruno Eustáquio Ferreira Castro de Carvalho	—	—
Marcelo de Siqueira Freitas	—	—
Mauro Gentile Rodrigues da Cunha	—	—
Daniel Alves Ferreira	—	—
Felipe Villela Dias

(1)	Through exclusive fund Star Tours.

Board of Executive Officers

Name	Number of Preferred Shares held	Number of Common Shares held
Wilson Pinto Ferreira Junior	—	—
Elvira Baracuhy Cavalcanti Presta	—	—
Luiz Augusto Pereira de Andrade Figueira	—	—
Pedro Luiz de Oliveira Jatobá	—	—
Márcio Szechtman	—	—
Lucia Maria Martins Casasanta	—	—

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2019 and 2018, the aggregate amount of our outstanding capital stock was R$31.3 billion, consisting of 1,087,050,297 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 265,436,883 outstanding class “B” preferred shares. This represented 80.37%, 0.01% and 19.62% of our aggregate outstanding capital stock respectively. All of our issued capital is fully paid-up.

The following tables show information relating to beneficial ownership in our common and preferred shares as of December 31, 2019 and December 31, 2018:

As of December 31, 2019

	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
Shareholder		(%)		(%)		(%)		(%)
Brazilian Government	554,394,671	51.00%	0	0%	411	0.00%	554,395,082	40.99%
BNDES Participações S.A.	141,757,951	13.04%	0	0%	18,691,102	7,04%	160,449,053	11.86%
BNDES	74,545,264	6.86%	0	0%	18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%	0	0%	0	0%	45,621,589	3.37%
FGHAB	1,000,000	0.09%	0	0	0	0%	1,000,000	0.07%
BoD and Board of Executive Officers	0	0%	0	0	2,460,800	0.93%	2,460,800	0.18%
Shareholders not yet Identified	0	0%	42,451	28.89%	1,930,453	0.73%	1,972,904	0.15%
Others	269,730,822	24.81%	104,469	71.11%	224,091,446	84.42%	493,926,737	36.52%
Under B3 Custody	269,642,848	24,81%	82,829	56.38%	213,750,620	80.53%	483,476,297	35.74%
Resident	134,974,434	12.42%	82,828	56.38%	103,728,559	39.08%	238,785,821	17.65%
Non Resident	107,546,666	9.89%	1	0.00%	101,991,247	38.42%	209,537,914	15.49%
ADR (Citibank)	27,121,748	2.49%	0	0.00%	8.030.814	3.03%	35,152,562	2.60%
Others	87,974	0.01%	21,640	14.73%	10,340,826	3.90%	10,450,440	0.77%
Resident	87,728	0.01%	21,613	14.71%	10,340,613	3.90%	10,449,954	0.77%
Non Resident	246	0.00%	27	0.02%	213	0.00%	486	0.00%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

As of December 31, 2018

	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
Shareholder		(%)		(%)		(%)		(%)
Brazilian Government	554,395,652	51.00%	—	—	1,544	0.00%	554,397,196	40.99%
BNDES Participações S.A.	141,757,951	13.04%	—	—	18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%	—	—	18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%	—	—	—	0.00%	45,621,589	3.37%
FGHAB	1,000,000	0.09%	—	—	—	0.00%	1,000,000	0.07%
BoD and Board of Executive Officers	70,001	0.01%	—	—	2,516,800	0.95%	2,586,801	0.19%
Shareholders not yet Identified	—	0.00%	42,775	29.11%	1,876,204	0.71%	1,918,979	0.14%
Others	269,659,840	24.81%	104,145	70.89%	224,088,562	84.42%	493,852,547	36.51%
Under B3Custody	268,401,977	24.69%	82,476	56.14%	208,347,531	78.49%	476,831,984	35.25%
Resident	115,380,215	10.61%	82,475	56.14%	88,576,845	33.37%	204,039,535	15.08%
Non Resident	123,710,844	11.38%	1	0.00%	109,141,447	41.12%	232,852,292	17.21%
ADR (Citibank)	29,310,918	2.70%	—	—	10,629,239	4.00%	39,940,157	2.95%
Others	1,257,863	0.12%	21,669	14.75%	15,741,031	5.93%	17,020,563	1.26%
Resident	1,257,617	0.12%	21,642	14.73%	15,740,818	5.93%	17,020,077	1.26%
Non Resident	246	0.00%	27	0.02%	213	0.00%	486	0.00%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100	1,352,634,100	100

B. Related Party Transactions

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

In addition, we have also made a number of loans to our subsidiaries. For further details please see the description in “Item 4. Information on the Company—Business Overview—Lending and Financing Activities—Loans Made by Us.”

Our transactions with our subsidiaries, affiliates, special purpose entities and government agencies are carried out at prices and conditions that are defined by the parties, which take into consideration the terms that could be applied in the market with unrelated parties, if applicable.

In connection with the sale of our distribution companies we have pledged certain assets to Petrobras. For further information see “Item 4. Information on the Company—Business Overview—Distribution—Distribution Companies.”

For further information see note 42 to our Consolidated Financial Statements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Information

See “Item 18. Financial Statements.”

Litigation

As of December 31, 2019, we were a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute considering cases where there is a present obligation (legal or constructive) as a result of a past event, it is probable (more likely than not) that there will be an outflow of resources that embodies economic benefits to settle the referred obligation, and the amount to settle the obligation can be estimated reliably. As of December 31, 2019, we provisioned a total aggregate amount of approximately R$25,246 million in respect of our legal proceedings, of which R$336 million were related to tax claims, R$23,135 million were related to civil claims and R$1,775 million were related to labor claims.

Investor Class Action

Between July and August 2015, two putative securities class action complaints were filed against us and certain of our employees in the SDNY. In October 2015, these actions were consolidated, and the Court appointed lead plaintiffs, Dominique Lavoie and the City of Providence. The plaintiffs filed a consolidated amended complaint in December 2015 purportedly on behalf of investors who purchased our U.S. exchange-traded securities between August 17, 2010 and June 24, 2015 and filed a second amended complaint on February 26, 2016.

The plaintiffs alleged that we and certain of our officers violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder, and among other things, that we and the individual defendants knew or should have known about alleged fraud committed against us by a cartel of construction firms, as well as bribes and kickbacks allegedly solicited and received by our employees; that we and the individual defendants made material misstatements and omissions regarding the alleged fraud; and that our stock price declined when the alleged fraud was disclosed.

In March 2017, the Court granted in part and denied in part our motion to dismiss the second amended complaint. All claims against José Antonio Muniz Lopes, our former CEO, were dismissed, as were scheme liability claims against José da Costa Carvalho Neto, our former CEO, and Armando Casado de Araújo, our former CFO, under Section 10(b) of the Exchange Act and Rule 10b-5(a) and (c) promulgated thereunder. The motion to dismiss was otherwise denied as to the remaining claims. In May 2018, we entered into a memorandum of understanding to settle the investors’ class actions for U.S.$14.75 million to resolve all pending claims brought by the putative class of plaintiffs. The settlement does not represent admission of wrongdoing or an illegal act of misconduct by us and we deny the accusations in the claim.

In June 2018, the parties submitted to the court the stipulation of settlement and other supporting documents. The settlement was preliminarily approved on August 17, 2018 and confirmed by the court on December 12, 2018. On January 23, 2019, the deadline for appealing the decision that definitively approved the settlement was reached and no appeal has been brought. As a result of, the final settlement is fully effective.

The full value of the aforementioned memorandum of understanding, U.S.$14.75 million, to settle the class action was covered by our Directors and Officers insurance policy.

Compulsory Loans

The Compulsory Loans on electricity consumption, instituted by Law No. 4,156/1962 with the purpose of generating funds for the expansion of the Brazilian electricity sector, was abolished by Law No. 7,181, dated December 20, 1983, which fixed the date of December 31, 1993 as the final collection deadline.

In the first phase, which ended with the enactment of Decree-Law No. 1,512/1976, the collection of the tax with respect to Compulsory Loans reached several classes of energy consumers, and taxpayers’ credits were replaced by bonds issued by the company. Although we believe that we have no further liability to most or all of these bonds because they have matured, any legal interpretation that the bonds have not matured could adversely affect our financial condition and the results of our operations.

We believe that the Bearer Bonds, issued as a result of the Compulsory Loan program, do not constitute securities, are not tradable on any stock exchange, are not priced and are non-enforceable. Accordingly, our management believes that we do not have outstanding debts relating to the Bearer Bonds issued as a result of the Compulsory Loan program.

The Superior Court of Justice has issued one or more decisions that, in our opinion, tend to corroborate our understanding that these bonds are proscribed and not enforceable.

In the second phase, under the provisions of the Decree-Law, the Compulsory Loan was charged only to industries with monthly energy consumption of more than 2,000 kwh, and taxpayers’ credits were no longer represented by bonds held by the company. Most of these compulsory loan taxpayers’ claims have been converted into preferred shares, as authorized by law, at four general shareholders’ meetings, held in 1988, 1990, 2005 and 2008.

Lawsuits relating to Compulsory Loans challenge, among other things, the criteria for monetary adjustment of the book-entry credits on electricity consumption, which were determined by the legislation and, we believe, applied correctly by the company, as well as the application of inflationary adjustments arising from the economic plans implemented in Brazil.

The STJ has issued a decision addressing this matter, but it is currently subject to appeal to the Federal Supreme Court (STF). While this appeal is pending, we and the claimants have agreed on the method to calculate the amounts owed.

We registered a provision of R$17,562 million as of December 31, 2019, of which (i) R$6,128 million was for the difference of the principal amount in accordance with the monetary restatement criteria, (ii) R$1,715 million was for remuneratory interest; and (iii) R$9,719 million was for moratorium interest. We have recorded this provision based on existing judicial precedents (Special Appeal No. 1,003,955/RS and Motion for Reconsideration Due to a Decision (Embargos de Divergência) in Special Appeal No. 826,809/RS). As discussed above, certain pending disputes concerning compulsory loan credits present the risk of potential additional losses. In our opinion, these risks presently are either possible or remote, and, accordingly, we believe that our existing provision is sufficient. In the event of adverse developments in these disputes, however, we may need to materially increase our provision by as much as approximately R$ 11 billion (currently classified as possible risk of loss) and/or R$ 8.5 billion (currently classified as remote risk of loss). These amounts reflect our best estimates based the information currently available.

For further information on the issues discussed in this note, see “Item 3.D. Key Information—Risk Factors—Risks relating to our Company—We may incur losses in legal proceedings in respect of compulsory loans made from 1962 through to 1993” and “Item 3.D. Key Information—Risk Factors—Risks relating to our Company —We are party to U.S. proceedings relating to disclosures surrounding our compulsory loan credits and bearer bonds.”

Eagle Equity Funds, LLC Compulsory Loan Action

On October 9, 2019, Eagle Equity Funds, LLC, along with two other plaintiffs, filed a lawsuit against us and two members of our senior management in the United States District Court for the Southern District of New York. The lawsuit alleges, among other things, that we have made false or misleading statements or omissions in documents filed with the SEC with regards to alleged liabilities related to bearer bonds issued approximately between 1964 and 1976 (first phase) (denominated in Brazil as “Obrigações”) and Compulsory Loan credits issued between 1977 and 1993 (second phase). In particular, the plaintiffs assert that our disclosures with the SEC regarding these liabilities were inadequate on the grounds that they allegedly misrepresented the status or impact of certain Brazilian legal proceedings and judicial decisions relating to bearer bonds and/or Compulsory Loan credits.

The plaintiffs claim to be holders of Obrigações (bearer bonds) and ADRs issued by us. Among other things, the plaintiffs seek an injunction preventing us from (i) making false and/or misleading statements or omissions regarding our liabilities arising from bearer bonds or Compulsory Loan credits, (ii) making any filings with the SEC containing false and/or misleading statements or omissions in connection with any potential forthcoming privatization transaction we may undertake, and (iii) making any filings with the SEC until we correct any prior allegedly false and/or misleading statements or omissions regarding the bearer bonds and Compulsory Loan credits. The plaintiffs do not specify an amount of monetary damages being claimed, but such amount, once specified, could be deemed material.

We believe that our disclosures on Compulsory Loans, including the bearer bonds and the Compulsory Loan credits, were not false and/or misleading based on the available information as of the date of those filings.

Conversion of Credits by Book Value

This is a claim brought by the Brazilian Association of Water and Electric Energy Consumers (Associação Brasileira de Consumidores de Água e Energia Elétrica), in course before the 17th Federal Court of the Federal District under number 2005.34.00.036746-4, claiming the return of the compulsory loan based on the market value of the share instead of the book value of the share as currently applied.

As of December 2005, the original amount claimed was approximately R$2.4 billion. As of December 31, 2019, the updated amount is R$3.8 billion.

We understand that the book value of the share (instead of the market value) should be applied based on article 4 of Law No. 7,181/83 because this is a more objective criteria, which depends on factors not always directly related to the company performance. It should be noted that in 2009, the same subject was brought to Brazilian courts by means of a special appeal dealing with the same question of law and decided in a final judgement in accordance with our understanding.

After the first and second instance courts decided the matter in our favor ruling that the plaintiff was an illegitimate party to file the suit by the 17th Federal Court of the Federal District, the plaintiff filed an appeal to the STJ in July 2017 and it is pending analysis since then. As current precedents reflect our position in this matter, we understand that this claim should be classified as possible and have, accordingly, not made any provision.

Tax Proceedings

Annulment Claim No. 0084092-14.2015.4.02.5101

This is a claim for annulment regarding a tax credit related to the administrative proceeding No. 16682.720330/2012, through which Furnas discussed the collection of PIS/COFINS over revenues earned due to the use of the power grid by Itaipu and Extraordinary Tariff Recomposition (Recomposição Tarifária Extraordinária – “RTE”) credits. On July 6, 2015, Furnas made a judicial deposit in the amount required at the time, totaling R$117.3 million, in order to cease the interest on late payment for the depositor. Thus, the amount is updated for the purpose of controlling and tracking the debit adjustments. Currently, following an unfavorable decision in lower court, Furnas has appealed to the higher courts. As of December 31, 2019, the provisioned amount was R$167 million, corresponding to the total amount of the claim.

Tax Judicial Proceeding No. 0075104-45.2016.814.030

This concerns a tax assessment notice concerning the lack of payment of the fee for the Control, Monitoring and Supervision of Activities of Exploration and Utilization of Water Resources, or TFHR, intended to finance the monitoring and use of water resources in the State of Pará from April to June 2015.

At the administrative sphere, the impugnation, appeal and motion for review were rejected. The administrative proceeding was subsequently dismissed. A judicial lawsuit was filed and is being discussed before the Pará State Court, or TJPA. An injunction was granted suspending the need for payment of the debt, as well as to avoid any action seeking the collection of TFRH, even if related to other periods. The State of Pará filed an interlocutory appeal. The injunction was suspended by the appeal judge responsible for the report on the interlocutory appeal. On account of this suspension Eletronorte filed a new appeal that is yet to be reviewed by TJPA. In addition, given that ANEEL informed it was an interested party to the lawsuit, the court records have been submitted to the Federal Courts, but the Federal judge rejected acceptance of the lawsuit due to lack of authority, and, accordingly, the court records were submitted back to TJPA, a State Court.

Without this injunction the tax became once again due, thus enabling the State of Pará to file a Tax Foreclosure (Lawsuit No. 0023173-66.2016.4.01.3900 in course before the 6th Federal Court of Belém). In addition, the State of Pará made an out-of-court protest of bill that caused Eletronorte to file a claim to suspend the protest of bill (Lawsuit No. 0023107-86.2016.4.01.3900).

Pará state law is also being disputed before STF by means of ADI No. 5374 filed by Confederação Nacional da Indústria — CNI. Eletronorte has asked to join this lawsuit as amicus curiae and is currently waiting to be accepted. Under this lawsuit the Brazilian Government Attorney’s Office (Procuradoria Geral da República) has issued an opinion in which it requests this state law of Pará to be declared unconstitutional and that its effectiveness should be suspended. The process No. 0075104-45.2016.8.14.0301 concerns an injunction (Mandado de Segurança) by Eletronorte. TFRH’s contingency is currently represented by the following tax foreclosures: Tax Enforcement No. 0099058-23.2016.8.14.0301, whose updated value as of December 31, 2019 is R$275.9 million and Tax assessments No. 0001747-05.2018.8.14.0061, whose updated amount as of December 31, 2019 is R$148.4 million.

Tax Administrative Proceeding No. 16682.721.073/2014-51

Tax administrative proceeding related to the lack of collection of social contribution on net profits and corporate income, plus interest and fines. The tax assessment seeks the collection of social contribution on net profits and corporate income tax, default interest and a proportional fine due to the improper deduction of expenses related to the fiscal year 2000 expenses of social contribution on net profits and corporate income tax calculation basis of 2009 as a result of the disallowance made by the tax authorities Furnas was assessed in relation the social contribution on net profits and corporate income tax monthly estimated collection. The administrative court in its majority dismissed was upheld in part by the concurrent application of two separate fines. The Special Appeal of the Treasury was granted in order to preserve the collection of the isolated fine, even if concurrently with the ex officio fine, determining the return of the proceeding to the lower court to recalculate the application of that fine as it was initially applied. Furnas opposed a motion (Embargos de Declaração) and awaits the judgment. As of December 31, 2019, the amount involved was R$332.4 million. As this proceeding has a “possible” risk rating, there are no amounts provisioned.

Chesf – ICMS Declaration of Value Added

The Lawsuit 0002226-70.2017.8.25.0014 was filed by the Municipality of Canindé do São Francisco -SE seeking the recognition that the indemnification received by Chefs due to the renovation of UHE Xingó Plant’s concession is considered as income from future sale of electric power and, therefore, subject to the State Tax on Circulation of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços)(“ICMS”) taxation. If the pledge is granted, Chesf would need to amend its Declaration of Value Added (Declaração de Valor Adicionado) and, consequently, State of Sergipe would recalculate the Value Added of the municipality of Canindé de São Francisco.

The Municipality of Canindé do São Francisco –SE requests that: (a) the State of Sergipe include a total amount of R$2.9 billion in the Value Added of base year 2013, recalculating the Index on Cities Participation (Índice de Participação dos Municípios)(“IPM”) due to the Xingó Hydroelectric Plant, in the same way as in subsequent years, for purposes of ICMS apportionment in 2017, with transfer of data to the State of Sergipe Court of Accounts (Tribunal de Contas do Estado de Sergipe) to be republished in the Deliberative Act No. 884/2016 under penalty of a daily fine of R$100,000; (b) that the state of Sergipe be compelled to provide, in 48 hours, the calculation chart of the value added of the municipality’s ICMS related to 2013, 2014, 2015 and 2016, indicating if the amounts received by Chesf in the form of advances, as indicated in (a), were part of the respective IPM value; (c) recognize the legal and tax relationship arising from the anticipation of revenue made by the Brazilian Government in favor of Chesf as a taxable element, certifying the inclusion of the owed ICMS amount and of the distribution product allocated to the VAF – Value Added of the Municipality of Canindé de São Francisco; (d) all defendants be compelled to make the necessary accounting and financial adjustments to include in the Value Added of year 2013 a total amount of R$2.9 billion, recalculating IPM and apportionment of ICMS, and ordering them to reimburse the municipality for the amounts unduly suppressed since 2013, in a total amount to be determined by an accounting expert.

The case was initially brought in federal court, but after the Brazilian Government alleged (and the court agreed) that it lacked standing to be sued, the case was remitted to a court of Canindé do São Francisco – SE. The case was then further remitted back and forth between state and federal courts after the Brazilian Government decided to once again intervene in the case pursuant to a filing made on September 12, 2018, and after the federal court decided to remit the case back again to state court. As a consequence, both Chesf and the Brazilian Government filed interlocutory appeals on September 12, 2019.

Based on the opinion of its legal counsel, our management classified the risk of loss of this lawsuit as “possible,” in an estimate amount of R$2.9 billion as of December 31, 2019. Therefore, as of December 31, 2019, we have not provisioned any amounts relating to these proceedings.

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

In northern Brazil, Eletronorte is involved in several proceedings related to the expropriation of lands for the construction of the hydroelectric plant of Balbina, in the state of Amazonas. The lawsuits related to the Balbina expropriation involve the value to be paid for the expropriated land and the legality of the ownership of the affected land claimed by alleged landowners. As of December 31, 2019, the total amount involved, which has been fully provisioned, was R$265.9 million.

Chesf is the plaintiff in an expropriation lawsuit against Herculano Galdino do Nascimento, distributed under the number 0000538-66.2007.805.0245. The lawsuit has as opposing party his successor Henrique Moraes do Nascimento. The company maintains a provision of R$52 million in its non-current liabilities to support losses in this action. The lawsuit is still in the initial phase. On July 6, 2008, the Federal Court ruled that the Brazilian Government had no legal interest in intervening in the case and referred the case to the State Court, causing AGU to file an appeal which is pending judgment.

Mendes Jr.

Chesf was involved in significant litigation proceedings with Mendes Júnior Engenharia S.A (“Mendes Jr.”), a Brazilian construction contractor. Chesf and Mendes Jr. entered into an agreement in 1981 providing for certain construction work to be performed by Mendes Jr. The agreement, as amended, provided that, in the event of delays in payments due by Chesf to Mendes Jr., Mendes Jr. would be entitled to default interest at the rate of 1.0% per month, plus indexation to take account of inflation. During the performance of the work, payments by Chesf were delayed and Chesf subsequently paid default interest at the rate of 1.0%, plus indexation, on such delayed payments. Mendes Jr. alleged that as it had been required to fund itself in the market in order not to interrupt the construction work, it was entitled to be reimbursed in respect of such funding at market interest rates, which were much higher than the contractual default interest rate.

The lower court judge dismissed Mendes Jr.’s claims and Mendes Jr. appealed to the Appellate Court of the State of Pernambuco. The appellate court reinstated Mendes Jr.’s claims and ultimately declared Chesf liable for Mendes Jr.’s funding costs of the delayed payments at market rates, plus legal fees of 20.0% of the amount of the dispute, with the total indexed at market rates until payment. Chesf’s appeal of the Appellate Court’s order to the STJ was dismissed on jurisdictional grounds. Mendes Jr. then filed a second lawsuit in Pernambuco to order Chesf to pay for the actual losses incurred by Mendes Jr., and to determine the amount payable. In the enforcement proceedings, the lower court ruled in favor of Mendes Jr., but the Appellate Court ruled in favor of Chesf. Mendes Jr. appealed this ruling to the STJ and to the STF, but the appeals were rejected. In December 1997, the STJ decided that the second proceedings should be recommenced at the trial phase and should be heard before Brazilian Federal Courts instead of the state courts. Ultimately, the Regional Federal Court of the 5th Region ruled the lawsuit had no merit. Mendes Jr. filed an appeal against this decision before the 5th Region Federal Court, which was denied.

Mendes Jr. filed an appeal, which was rejected by the STJ on March 19, 2015. Mendes Jr. then filed a final appeal before the STF. This final appeal was denied by the single Justice and a subsequent appeal was also denied. Another appeal was filed by Mendes Jr. which was scheduled for judgment on March 22, 2019. On March 21, 2019, Mendes Jr. requested deferral of the trial, which was rejected by Minister Rosa Weber. The majority denied the appeal on March 28, 2019.

The plaintiffs initially claimed damages of approximately R$7 billion (prior to any inflation adjustment). Based on the opinion of its legal counsel, our management classified the risk of loss of this lawsuit as “possible,” in an estimated amount of R$23,765 million as of December 31, 2019. Therefore, no amounts were provisioned with respect to such proceedings as of December 31, 2019.

On March 3, 2020, an appeal (Embargos do Recurso Extraordinário) filed by Mendes Jr. against Chesf was rejected and the decision was published in the Federal Official Gazette on March 4, 2020. The appeal was filed in a civil lawsuit in which Mendes Jr. was claiming the reimbursement of amounts that allegedly were raised in the financial market for the conclusion of the works of the Luiz Gonzaga Hydroelectric Power Plant (Itaparica). The decision is final and not able to be appealed.

See note 28 to our Consolidated Financial Statements for a further description of this ongoing litigation.

Xingó Plant “K Factor”

As of December 31, 2019, Chesf was also involved in litigation with the consortium responsible for building the Xingó plant, or the Xingó Consortium. In connection with the construction of the Xingó plant, Chesf and the Xingó Consortium entered into a construction agreement that was amended in 1988 to provide for the K Factor to be added to certain monetary correction payments required to be made by Chesf to the Xingó Consortium under the agreement. This amendment resulted in payments by Chesf to the Xingó Consortium that were higher than the payments that the original Request for Proposal (“RFP”), for this project indicated would be paid to the successful bidder.

In 1994, Chesf unilaterally ceased applying the K Factor to its payments to the Xingó Consortium (and consequently reduced its payments to the Xingó Consortium to the amount that Chesf would have had to pay if the K Factor had not been applied to those payments) and filed a lawsuit against the Xingó Consortium seeking reimbursement for the additional amounts paid due to the K Factor adjustment, claiming that the use of an indexation system more favorable to the Xingó Consortium than the one originally provided for by the RFP was illegal under public bidding rules. The Xingó Consortium presented a counterclaim against Chesf requiring full payment of the amounts due applying the K Factor. Chesf’s counterclaim was rejected and Xingó Consortium’s lawsuit was decided favorably to the plaintiff, ordering Chesf to pay the amounts corresponding to the application of the K Factor. Chesf appealed to the superior court, which granted one of Chesf’s appeals, reducing the amount of the claim, which reduced the attorney’s fees that would be paid in the lawsuit. The superior court rejected the remaining special appeals submitted by Chesf and the Brazilian Government, and therefore maintained the decision of the Pernambuco State Court, which dismissed the declaratory action filed by Chesf and granted the counterclaim submitted by the defendants.

The defendants have taken various actions before the Pernambuco State Court to enforce the counterclaim judgment. In August 2013, the defendants obtained provisional enforcement of the Pernambuco State Court judgment. Chesf submitted a “pre-enforcement challenge,” which was dismissed and the court ordered Chesf to pay R$948.7 million. Chesf posted a surety bond of R$1.3 billion, which was accepted in August 2014. The consortium appealed to have the amount of the judgment released to them.

The court granted the consortium a new award in February 2015. Under this new award the court accepted the liquidation offered by the defendant with the subsequent submission of the court records to the judicial accountant for the proper calculations. Chesf appealed this new award granted by the court. However, the interlocutory appeal was denied and, in April 2015, the court rejected Chesf’s appeal for amendment of judgment. The consortium submitted an interlocutory appeal which allowed the judge of the 12th Civil Court of Recife to proceed with an account pledge of R$1 billion, excluding attorneys’ fees. In December 2015, the judiciary branch blocked R$360 million from that account. The consortium appealed requiring that 25.0% of Chesf’s revenues should be pledged and that the amount previously blocked should be released. However, the judge, and the Pernambuco State Court, rejected this appeal.

In February 2016, a new decision of the court granted a request to pledge government bonds of Chesf to supplement the amount that had already been blocked. The Court accepted preliminary procedures that sought to foreclose existing awards (“cumprimento provisório de sentença”). Under this process, which was requested by the consortium, (i) the court approved the calculation made by the judicial accountant that resulted in a preliminary principal amount award of approximately R$1.0 billion; (ii) the guarantee insurance presented by Chesf, which had been accepted by the judge, was subsequently rejected by the Pernambuco State Court; (iii) as of September 2016, Chesf pledged financial banking assets of approximately R$500 million; and (iv) Chesf filed interlocutory appeal and a claim that are yet to be reviewed by the Pernambuco State Court.

Chesf filed another special appeal with the STJ related to the settlement claim (“ação de liquidação”) and obtained, in December 2016, a decision by a single Justice that determined the suspension of the preliminary procedures that seek to foreclose existing awards and of the settlement claim, releasing, in January 2017, to the benefit of Chesf, the amounts pledged up to that date. The special appeal will be considered by the applicable STJ panel.

Considering the development of all of the proceedings referred to above and the appellate rulings, our management, based on the opinion of its legal advisors and on calculations that took into account the suspension of payments related to K Factor and their respective indexation, determined that as of December 31, 2019 to update the provision related to these proceedings to approximately R$1.3 billion and an additional R$128 million. Such amount includes charges related to legal fees (including those corresponding to Chesf’s counsel, fixed at 10% of the amount of damages plus R$100), and also taking into consideration the court decision in the previously mentioned settlement claim (“ação de liquidação”). We cannot estimate how long it will take for this case to be decided.

Chesf — Fazenda Aldeia Litigation

The trustees of the estate of Aderson Moura de Souza and his wife commenced a suit against Chesf seeking compensation with respect to the expropriation of 14,400 hectares of land. A lower court determined that there were grounds for the claim and ordered Chesf to pay R$50 million, corresponding to the principal amount plus interest and monetary restatement. In December 2008, Chesf filed an appeal with Court of Justice of the State of Bahia. On March 2009, this lawsuit was transferred to the federal courts, which nullified the order for damages.

The Federal Court of the 1st Region partially maintained the original order, but its decision had been suspended, since one of the judges had requested more time to decide on the case. On June 30, 2011, Chesf’s appeal to the Federal Regional Court of the 1st Region was partially upheld, and the author’s appeal was dismissed. On September 30, 2011, a Settlement Action (0054126-49.2011.4.01.0000) was filed with the Federal Regional Court of the 1st Region, and a preliminary injunction was granted on December 31, 2011, ordering suspension of the execution of the main proceedings, which continues until this moment. Since October 30, 2017, the case is in the Office of Federal Judge Neviton Guedes awaiting a judgment. As of December 31, 2019, Chesf has recognized a provision of R$161 million in relation to this proceeding, as it corresponds to the total amount involved. The settlement action is still pending.

Chesf – Damages lawsuit from Energia Potiguar and others

Energia Potiguar Geradora Eólica S.A., along with several other companies (Torres de Pedra Geradora Eólica S.A., Ponta do Vento Leste Geradora Eólica S.A., Torres de São Miguel Geradora Eólica S.A., Morro dos Ventos Geradora Eólica S.A., Canto da Ilha Geradora Eólica S.A., Campina Potiguar Geradora Eólica S.A., Esquina dos Ventos Geradora Eólica S.A., Ilha dos Ventos Geradora Eólica S.A., Pontal do Nordeste Geradora Eólica S.A., and Ventos Potiguares Comercializadora de Energia S.A.) brought a lawsuit against Chesf claiming damages (including consequential damages and lost profits) for an amount of R$243 million, arising from an alleged delay in the start of commercial operation of LT Extremoz II - João Câmara II and SE João Câmara II.

On January 29, 2018, the court issued a judgement against Chesf ordering the payment of approximately R$432 million. Chesf filed a motion to clarify (Embargos de Declaração) against the judgement, which was denied on February 28, 2018, and eventually filed an appeal on March 26, 2018. The case was then remitted to the Court of Justice of the Federal District and Territories (Tribunal de Justiça do Distrito Federal e Territórios). The Brazilian Government made a request to intervene as a third party, which was granted, while ABRATE’s request to intervene as amicus curiae was denied.

The court, in a 4-to-1 decision, granted Chesf’s appeal. The decision was published on October 10, 2019.

Based on the opinion of its legal counsel, our management classified the risk of loss of this lawsuit as “possible,” in an estimate amount of R$243 million as of December 31, 2019. Therefore, no amounts were provisioned with respect to such proceedings as of December 31, 2019.

Chesf – ANEEL Civil Public Lawsuit

ANEEL brought a public civil lawsuit against Chesf to collect alleged losses that final energy consumers had suffered with the delays in the works related to the so called Instalações de Geração Compartilhada – ICGs. Such losses would amount to R$1.4 billion.

Chesf was notified of the action and answered the complaint on December 4, 2015, while the court rejected the evidence offered by Chesf. Chesf later made a request to suspend the case, which was granted by the court, for a period of six months.

Chesf filed a request for the Federal Chamber of Arbitration and Conciliation (Câmara de Conciliação e Arbitragem da Administração Federal/Advocacia-Geral da União) on March 26, 2018, and a conciliation meeting was held between the parties, although the case did not settle. The case has been awaiting judgement since May 14, 2019, after both the Federal Prosecutor and Chesf had an opportunity to review the judicial records and files.

We cannot assess at this time what the possible outcome of the case will be, since this is the first lawsuit to address this issue.

Based on the opinion of its legal counsel, our management classified the risk of loss of this lawsuit as “possible,” in an estimate amount of R$1.4 billion as of December 31, 2019. Therefore, no amount was provisioned with respect to this proceeding as of December 31, 2019.

Chesf - Associação Comunitária do Povoado do Cabeço e Adjacências Civil Public Lawsuit

The Associação Comunitária do Povoado do Cabeço e Adjacências filed a public civil action filed against Chesf before the 2nd Federal Court of Sergipe in the amount of R$368.5 million to obtain financial compensation for alleged environmental damages caused to fishermen from Cabeço, downstream from UHE Xingó and caused by the construction of this Plant.

The defendants of the action included Ibama, IMA-AL, CRA-BA, the Brazilian Government and Adema-SE. In addition, in the district of Brejo Grande/SE, the Associação Comunitária do Povoado do Cabeço e Saramém filed a public civil action against Chesf in the amount of R$309.1 million. In February 2009, the two lawsuits were considered to be procedurally related and were joined in the Second Federal Court/SE. In May 2009, there was a hearing to decide on the nature of the procedural evidence to be collected, including conducting an expert examination. The Court reversed the burden of proof and the financial burden for carrying out the expert examination to be borne by Chesf.

In March 2011, the judge appointed a team of experts to produce the report. In November 2014, a new hearing was held to monitor the expert examination and define the schedule of activities with a view to concluding the expert work. The two Expert Reports were made available to Chesf on December 7, 2015.

In March 2016, the judge ordered Chesf to deposit in court, as supplementary expert fees, R$755 thousand.

Chesf challenged the expert reports presented in both lawsuits in May 2016. Chesf filed its final allegations in September 2016, and the matters are pending judgment. The migration of the matter to the PJe system ocurred in January 2019.

Based on the opinion of its legal counsel, our management classified the risk of loss of this lawsuit as “possible,” in an estimated amount of R$715 million as of December 31, 2019. Therefore, no amount were provisioned with respect to such proceeding as of December 31, 2019.

Chesf - Rural Workers’ Union Civil Public Lawsuit

Public civil action proposed by the Federal Prosecutor’s Office before the Subsection of Paulo Afonso - BA (case no. 2490-83.2012.4.01.3306) where it seeks to obtain a judicial decree stating the non-existence of an addendum signed in 1991 to the agreement signed in 1986, between Chesf and representatives of the Rural Workers’ Union of the Submédio São Francisco. The amount attributed to the claim was R$1,000,000. A judgment was handed down declaring the 1991 agreement to be null and void, which changed the VMT calculation method to the equivalent amount of 2.5 times the minimum wage, as well as to determine the payment of the differences found since 1991 between the amount actually paid and the value of 2.5 times the minimum wage, monetarily corrected, plus default interest for each family that received or still receives the VMT, for the respective period, that has received and belongs to the territorial jurisdiction of this Subsection, except for the cases of re-settlers who have concluded the terms of extrajudicial agreements and the public deed of donation with the defendant, renouncing the benefits of VMT, as well as removed the right of interested parties to the perception of installments affected by the five-year prescription, as from the filing of the lawsuit. Appeals were filed against the judgment by Chesf and the MPF. The appeals are currently pending judgment.

Based on the opinion of its legal counsel, our management classified the risk of loss of this lawsuit as “possible,” in an estimate amount of R$1 billion as of December 31, 2019. Therefore, no amount was provisioned with respect to this proceeding as of December 31, 2019.

Chesf - AES Sul Distribuidora Gaúcha de Energia Lawsuit

AES Sul Distribuidora Gaúcha de Energia brought an action against Chesf in the 15th Federal Court of the Federal District. The matter involves the accounting and settlement of market transactions by ANEEL, regarding positive exposure (profit) due to the non-option for relief (insurance) made in December 2000. An interlocutory decision resulted in a judgment of approximately R$100 million, with payment stipulated for July 11, 2008.

In order to suspend the demand for the debt, Chesf: (1) filed an Injunction Suspension Request at the STJ; (2) submitted a writ of mandamus before the Federal District Court of Justice - TJDF; (3) filed a petition requesting Chesf to join the process, as a necessary passive litisconsortium (litisconsórcio passivo necessário). The writ of mandamus and petition were accepted, with the consequent reform of the injunction and suspension of the debt. Chesf joined the lawsuit under a necessary passive litisconsortium (litisconsórcio passivo necessário) and contested the action. On December 31, 2011, the Federal Regional Court of the 1st Region upheld the writ of mandamus and AES appealed. The appeal was denied and AES appealed that decision. The lawsuit was dismissed, the motion for clarification was rejected, and the plaintiff filed a further appeal. In December 2012, Chesf offered counterarguments, and the remittance to TRF 1st Region was pending judgment. In March 2013, TRF 1st Region upheld the MS filed by Chesf. AES appeal was judged and the matter was dismissed. In March 2014, the Appeal filed by AES was judged and provided by TRF 1st Region. Against the judgment that upheld the Appeal, Chesf filed a motion for clarification, which was rejected. After the judgment was published on January 14, 2016, Chesf and the other defendants filed an appeal against motion for reconsideration, in order to make the losing vote prevail. As of December 31, 2019, this position remains unchanged as there has not yet been a judgment on the motions for reconsideration.

Based on the opinion of its legal counsel, our management classified the risk of loss of this lawsuit as “possible,” in an estimate amount of R$86 million as of December 31, 2019. Therefore, no amount was provisioned with respect to this proceeding as of December 31, 2019.

Chesf - Canindé do São Francisco Lawsuit

The Municipality of Canindé do São Francisco filed a claim requesting the value added tax due for the amount received by Chesf from the Brazilian Government regarding the indemnity of the Xingó Plant. The municipality claims that the State of Sergipe proceeds should include in the value added tax of the base year of 2013 of R$2,925 million, recalculating the IPM due to the hydroelectric complex Usina de Xingó, in the same way to subsequent years.

The purpose would be the participation in the ICMS apportionment in 2017, with the transfer of data to the TCE/SE for republishing Deliberative Act No. 884/2016, under penalty of a daily fine of R$100 thousand; (b) that the State of Sergipe is obliged to add the value added tax of the municipality for 2013, 2014, 2015 and 2016, and highlighting if there was the inclusion of the values perceived by Chesf in the composition of the value of the respective IPM as an advance, in the form of item “a” above; (c) the recognition of the legal-tax relationship resulting from the anticipation of revenue made by the Brazilian Government in favor of Chesf, as a taxable tax element, attesting to its inclusion of the ICMS amount due and the distribution product allocated to the VAF - Value Added of the Municipality of Canindé de São Francisco; (d) all Defendants are obliged to make the accounting and financial adjustments necessary for inclusion in the value added tax in the base year of 2013 of the amount of R$2,925 million, recalculating the IPM and participation in the ICMS apportionment, due to the hydroelectric complex Usina de Xingó for all subsequent years and requiring them to reimburse the Applicant of the amounts unduly suppressed since 2013 in an amount to be determined by an accounting expert carried out in the records.

The Brazilian Government claimed its passive illegitimacy and requested the exclusion of the dispute. The Federal Court dismissed the municipality’s emergency relief, and this decision was challenged with an interlocutory appeal, and maintained by the E. TRF of the 5th Region. The Brazilian Government’s request for passive illegitimacy was upheld, and the case files were sent to the District of Canindé do São Francisco - SE. In Canindé do São Francisco - SE, the MM. Court issued an order requiring the parties to proceed with the specification of evidence.

On March 31, 2018, Chesf had petitioned, requiring the production of accounting expert evidence, to be carried out by an accounting specialist in the electricity sector. On April 30, 2018, the Municipality requested the suspension of the case. On May 1, 2018, the State of Sergipe joined the dispute. On May 24, 2018, a court order summoned the Municipality to offer a reply to the defense, as well as Chesf and the State of Sergipe to present themselves within fifteen days after the reply, if documents are attached. On June 26, 2018, the Municipality offered a reply. On September 12, 2018, the Brazilian Government petitioned expressing interest in the case, and the Municipality was summoned to manifest itself on the Brazilian Government’s admission on October 2, 2018. As of December 31, 2018, the process was awaiting a decision, whether to accept the request. The state court determined the suspension of the fact pending the decision of the Federal Court on the competent jurisdiction.

The request was upheld and the process was referred to the Federal Court. On July 10, 2019, a decision by the Federal Court was issued, once again determining the transfer of the records to the State Court. Interlocutory appeals were filed by Chesf and the Brazilian Government on September 12, 2019, which, as of December 31, 2019, are still pending judgment.

Based on the opinion of its legal counsel, our management classified the risk of loss of this lawsuit as “possible,” in an estimate amount of R$2.9 billion as of December 31, 2019. Therefore, no amount were provisioned with respect to such proceeding as of December 31, 2019.

Chesf - Generation Scalling Factor (GSF) Lawsuit

The Generation Scalling Factor (GSF) is a systemic index that indicates the amount of energy generated by all hydraulic plants participating in the MRE of the Interconnected Power System in relation to the total physical guarantee (ballast) of the MRE. The severe hydrological condition that the Interconnected Power System has been facing since 2014 has caused an unprecedented judicialization in the sector, with a series of injunctions that affect the proper functioning of the short-term market.

In July 2015, as a result of injunctions from other agents, Chesf was charged pursuant to the rules adopted by the CCEE, to apportion the default value of other agents due to the exposure of the GSF, even though it did not give cause to the problem. Chesf filed an injunction and obtained the neutrality of the effects of the apportionment of injunctions of other agents and the effects of the GSF, of less than 95% in the accounting in the short-term market.

Since then, regardless of the value of GSF in that period, Chesf has perceived, in the amounts recorded in the short-term market, a “credit” arising from the effects of the injunction granted. The amounts correspond to the ballast of the non-quota plants, under the MRE, which are: the Sobradinho plant and the portion of energy not allocated to the quota regime of the other Chesf plants as regulated by Law No. 12,783/2013.

Considering that the hydrological risks for the non-quota power plants, according to the current legislation, are imputed to the hydraulic generators, Chesf believes that the effects of the preliminary injunction could be temporarily suspended, having as an immediate consequence a “return” of the amounts perceived in the settlements since 2015 via accounting in the short-term market when the preliminary injunction was filed.

The company has been provisioning the amounts which are being credited monthly to Chesf in the CCEE liquidation resulting from the GSF limit imposed by the injunction. Responses were submitted to ANEEL and the Brazilian Government, as well as the Brazilian Government’s Bill of Review No. 1034651-46.2018.4.01.0000/DF, counterclaimed by Chesf on July 12, 2009.

On October 18, 2009, the Brazilian Government was granted the active suspensive effect. On November 5, 2009, Chesf filed a motion for declaration, which was denied, confirming, however, that the effects of the decision would not be retroactive. On December 13, 2019, Chesf filed an internal appeal. In the first degree, the migration of the process to the PJe was determined, and it is waiting for the sentence.

Based on the evaluation of the legal advisors, the management classified the risk of loss of this matter as “probable,” in the estimated amount of R$1 billion. This amount corresponds to the portion of the judicial decision that limited the GSF to 95%, and the company maintains a provision in its non-current liabilities to support any losses.

Eletronorte civil lawsuit

Sul América Companhia Nacional de Seguros brought an action against Eletronorte claiming the reimbursement of amounts paid by the plaintiff to Albrás Alumínio Brasileiro S.A. (“Albras”), pursuant to obligations due under insurance contracts.

The plaintiff claims that the insurance claim was for the interruption of the supply of electricity to the industrial complex, which is the subject of a specific contract between Albras and Eletronorte. Eletronorte argued that the statute of limitations should apply, absent strict liability, no fault and unforeseeable circumstances.

The first instance judge upheld the request of the plaintiff and ordered Eletronorte to pay the plaintiff R$55.7 million, including monetary restatement pursuant to the variation of the INPC index from the date of preparation of the calculations presented in the lawsuit and interest at a rate of 1.0% per month since service of process. The parties filed appeals against the decision. Eletronorte’s appeal was dismissed and the plaintiff’s appeal was upheld.

Eletronorte filed a further appeal, and the court confirmed that in cases of late payments not involving individuals and upon absence of extrajudicial challenge by the party who caused the damage, the interest commences from time of service of process.

Eletronorte filed a motion for clarification, which was denied. Both the plaintiff and Eletronorte then filed special appeals with the STJ, which were admitted. The special appeals are pending judgement. As of December 31, 2019, the amount involved was R$363.4 million. We have assessed the risk of loss as probable and, therefore, provisioned this amount.

Amazonas GT and Eletrobras

There are two lawsuits filed by El Paso Amazonas Energia Ltda and El Paso Rio Negro Energia Ltda against Manaus Energia S.A., an electricity distribution company, related to debts under the energy supply agreements No. 1805/2005 and 1806/2005. By succession, the ownership of these contracts was transferred to Amazonas D in 2008, and subsequently to Amazonas GT, upon the spin-off aiming at the deverticalization of Amazonas D in 2015. Lawsuits 0013391-90.2010.4.01.3400 (El Paso Amazonas Energia Ltda, 1st Federal Court of Brasilia) and 0039286-87.2009.4.01.3400 (El Paso Rio Negro Energia Ltda, 15th Federal Court of Brasilia) claim payments for supplied electricity, fines and charges for delays and defaults by Manaus Energia (now Amazonas GT, as successor) in fulfilling its obligations.

The plaintiff sued us in these proceedings as an intervening party and guarantor as responsible for the financial obligations of the energy supply agreements entered into between El Paso and Manaus Energia. Upon request by the plaintiffs, only we were sued as defendant, without any benefit of the order, including with regard to any defaults of the obligations of the plaintiffs. We requested its replacement as defendant by Manaus Energia (now Amazonas GT, as successor), but the courts denied for reasons of incompatibility with the rules of procedure adopted. We recorded a provision in respect of these lawsuits; however, this provision was subsequently recorded against Amazonas GT in 2019, since the risk assessment requires that the provision be recorded by the company that originated the contingency (Manaus Energia, and, now Amazonas GT, as successor).

In both cases, we received unfavorable decisions. On August 8, 2013, the court ruled against Manaus Energia for R$6.4 million, which was increased to R$92.6 million as of May 2009 in accordance with the terms of the contract (No. 0013391-90.2010.4.01.3400 (El Paso Amazonas Energia Ltda). We have appealed the judgment and have not paid the amount in dispute. The court also ruled against Manaus Energia in the second lawsuit (No. 0039286-87.2009.4.01.3400 (El Paso Rio Negro Energia Ltda.)) in June 2013 for R$76.5 million as of May 2009 (or R$435 million as of December 31, 2019, to be adjusted as per judgment). We appealed to the regional federal court, but the appellate court confirmed the previous judgment. We have not made any payment with respect to this judgment.

Angramon

The Angramon Consortium, consisting of Andrade Gutierrez Engenharia S/A, Construções e Comércio Camargo Corrêa S/A, Construtora Norberto Odebrecht S/A, UTC Engenharia, Techint Engenharia e Construção S/A, Empresa Brasileira de Engenharia S/A and Construtora Queiroz Galvão S/A, filed a lawsuit (No. 0508930-19.2016.4.02.5101) against Eletronuclear seeking termination of the contract for electromechanical assembly of Angra III plant, alleging that Eletronuclear did not fulfill its payment obligations under the agreement. The lawsuit was initially filed with the state court (No. 0488193-93.2015.8.19.0001) but was later transferred to a federal court because of the Brazilian Government’s interest in this lawsuit. Eletronuclear filed its defense alleging that the case was not of termination but annulment because the Angramon Consortium committed fraud during the bidding process, in accordance with the leniency agreements of the construction companies and certain of their executives. The judge rejected Eletronuclear’s argument and ruled in favor of the plaintiffs determining the termination of the contract and the payment of R$31,200 by Eletronuclear in attorney’s fees. Eletronuclear filed an appeal on November 27, 2019. On December 11, 2019, the 7th Panel of the Federal Regional Court of the Second Region unanimously declared the nullity of the electromechanical assembly contract of the Angra III Nuclear Power Plant, and the consortium was ordered to pay R$300,000.00. We did not record a provision in respect of this lawsuit since we have classified the risk of loss as possible (and not probable).

In parallel, in March 2019, Eletronuclear filed an indemnity action against the Angramon Consortium to claim all that had been paid, except the amount incorporated into equity. All the contractors challenged the claim and UTC Engenharia and Techint Engenharia e Construção S/A filed a counterclaim. Eletronuclear has not yet been summoned to file a reply and contest the counterclaims.

Eletrosul

ANEEL Tender No. 004/2014 - Lot A

Pursuant to Order No. 2,194, ANEEL sent the MME a proposal for a declaration of expiration of Concession Contract No. 001/2015. In view of this fact, the company filed a request for reconsideration with ANEEL filed in the face of Order No. 2,194.

ANEEL, at a meeting held on October 23, 2018, decided not to accept the request for reconsideration filed by the subsidiary, maintaining Order No. 2,194/2018, in its entirety, in which ANEEL’s Board of Directors decided to send the MME the proposed declaration of expiration of the electric energy transmission concession contract No. 001/2015 (ANEEL Tender No. 004/2014 - Lot A).

ANEEL’s Board of Directors also ordered ANEEL’s Superintendence of Concessions, Permissions and Authorizations for Transmission and Distribution - STC to evaluate the possibility of taking advantage of the environmental licenses for installation, projects and other aspects that could help to accelerate the installation, and indemnify Eletrosul, insofar as possible and viable, for the expenses incurred on this basis.

The MME complied with the recommendation of ANEEL Order No. 2,194 and declared, on October 31, 2018, the expiration of Concession Agreement No. 001/2015, signed by the subsidiary Eletrosul. Contractual sanctions may be applied to the subsidiary, including administrative fines. The guarantee of faithful compliance with the contract, in the amount of R$163.8 million, may be executed to pay said fine.

Eletrosul invested approximately R$140.2 million in the project, which amount is being used, at ANEEL’s discretion and through negotiations, by the winners of the new concession bid held in December 2018, in which case Eletrosul will be fully or partially refunded.

Accordingly, Eletrosul has provisioned the amount of R$45.9 million related to the fine that may be applied by ANEEL due to the maturity of the concession agreement No. 001/2015. In addition, it reported in its financial statements the amount of R$292.3 million (which includes the provisioned amount of R$45.9 million) as a possible risk of loss, including in court level.

Regarding the fine, Eletrosul filed a statement in the administrative proceeding. Descriptive documents were also distributed to the reporting director of the process at ANEEL. Awaiting judgment.

CGTEE

Case 2-12 0 236/12

KfW Bank, as guarantor of certain loans of CGTEE, brought a claim for repayments due (recorded as contractual fines), interest on overdue loans, late payment interest on overdue repayments and a claim for damages.

The first instance judge of the District Court of Frankfurt ruled against CGTEE; CGTEE’s appeal was filed in June 2016, and remains pending as of the date of this annual report.

Based on discussions with its German counsel, CGTEE has considered the risk of loss to be probable but now considers it to be possible and accordingly has updated the probability of loss from probable to possible and reversed its R$384.9 million provision in 2018.

Environmental Proceedings

We are required to comply with strict environmental laws and regulations that subjected us and/or our subsidiaries to be signatories to the following Conduct Adjustment and Consent Agreements (Termos de Ajustamento de Conduta, “TACs”):

Commitment Agreements entered by and between Eletronuclear and the Cities of Angra dos Reis, Paraty and Rio Claro

Eletronuclear has to comply with the conditions set out in Preliminary License No. 279/2008 and Installation License No. 591/2009 from IBAMA for the environmental licensing process of the Angra III nuclear plant. Eletronuclear entered into commitment agreements with the municipalities of Angra dos Reis in October 2009 and Paraty and Rio Claro in February 2010. Eletronuclear is implementing public policy projects in the environmental, civil defense, social assistance, education, construction and public services, economic activities, health, sanitation and cultural areas of these municipalities until the commencement of operations of the Angra III plant. In the event of default, Eletronuclear may face difficulties obtaining the operating license for the Angra III plant.

Conduct Adjustment Agreement (TAC) entered by CGTEE

On April 13, 2011 (and amended on August 16, 2013), CGTEE entered into a TAC in respect of (i) environmental adjustments in relation to phases A and B of the Presidente Médice plant, located in the municipality of Candiota in the State of Rio Grande do Sul; and (ii) the expiration of the Operational License No. 057/99 in connection with the Candiota II thermoelectric plant. The TAC was entered into with the Brazilian Government, represented by the AGU, the MME, the Ministry of the Environment (Ministro do Meio Ambiente), IBAMA, CGTEE and us. The TAC and its first amendment set out several obligations for CGTEE, requiring a total investment of R$241.8 million. After the TAC is concluded, we expect the operational license for the Presidente Médici plant to be renewed. The TAC’s final deadline was on December 31, 2017, but each measure agreed under the TAC had a specific deadline for its completion. On December 15, 2017 we submitted a report to IBAMA showing the entire completion of the TAC and a final decision is pending.

CGTEE could be subject to daily fines of R$30 thousand if we fail to comply with any provision of the TAC, until the fulfillment of the agreed obligations. The imposition of the fines does not prevent the imposition of other applicable penalties, such as administrative fines and embargos whenever a violation to the environmental laws is verified or prevent ordinary oversight procedures conducted by IBAMA in the use of its prerogatives. In addition, non-compliance with any of the following obligations within the terms and deadlines set forth in the TAC may result in the immediate shutdown of the Candiota II complex: (i) shutdown of Phase A; (ii) conclusion of the environmental adequacy of the first unit of phase B; (iii) conclusion of the environmental adequacy of the second unit of phase B; and (iv) if the air quality violates the limits set forth in CONAMA Ordinance No. 03/90.

Conduct Adjustment Term - TAC - UHE Simplício - Furnas

Furnas entered into a TAC on February 20, 2013 with the MPF, the state prosecutors’ office (MPE), and the municipality of Sapucaia in connection with sewage treatment stations and water quality control near the Simplício plant. Furnas entered into this TAC due to environmental issues identified by the municipalities affected by the Simplício plant in the Paraiba do Sul river. Furnas committed to build and maintain sewage treatment plants and collecting networks until such facilities are transferred to the respective municipalities, as well as to monitor the water flow and quality. The items should have been concluded by 2015.

Furnas has concluded 18 items of the TAC, is undertaking measures related to two items and is monitoring together with the MPF the remaining five items in accordance with the Promoção de Arquivamento issued by the MPF on May 20, 2016 and the Certificate issued by the MPF on November 29, 2018.  The MPF has not imposed a fine on Furnas under this TAC in relation to the delay.

The TAC also requires us to comply with the conditions listed in the IBAMA Installation License No. 456/2007 and in Operation License No. 1074/2012 and leads to the extinction of Public Class Action (Ação Civil Pública) No. 2010.51.13.000406-9 that was in course in the 1st Federal Court of Três Rios.

Conduct Adjustment Term - TAC - LT Itaberá-Tijuco Preto — Furnas

Furnas entered into a TAC on December 15, 2000 with the Public Federal Ministry – MPF and IBAMA, covering actions related to the National Indian Foundation (Fundação Nacional do Índio) (“FUNAI”), Institute of Historical and Artistic Heritage National (Instituto do Patrimônio Histórico e Artístico Nacional), the Green and Environment Secretary of the São Paulo municipality (Secretaria do Verde e do Meio Ambiente do Município de São Paulo) (“SVMA/SP”) and the Florestal Institute (Instituto Florestal) in order to remediate the effects of the installation of the Itaberá - Tijuco Preto III transmission line in the state of São Paulo and to dismiss the Public Class Action No. 1999.61.00.048465-6.

Pursuant to the TAC, Furnas committed to develop cultural and social projects and programs that seek to protect, among other things, fauna, indigenous communities, and historical and archaeological heritage. The TAC would be valid for 19 years, and for each obligation regarding the development of cultural and social projects there is a schedule of up to 10 years. In September 2016, Furnas submitted a request to MPF to terminate the TAC considering that Furnas had completed all of its commitments under the TAC other than a heritage education program.  In September 2018, MPF requested additional actions from Furnas related to SVMA/SP and FUNAI. The response to the MPF was presented through three letters sent on October 2018, January 2019, and February 2019.  Furnas is currently awaiting a position from the MPF regarding these issues.

Explanatory Notes

For a further discussion of ongoing litigation involving us and our subsidiaries see note 28 to our Consolidated Financial Statements.

Policy on Dividend Distribution

The Dividend Distribution Policy of Eletrobras establishes the rules and procedures applicable to our distribution of dividends, in accordance with the law, statutory provisions and other internal rules. The decision to distribute dividends and other proceeds takes into account a number of factors and variables, such as our results, financial situation, cash requirements, future prospects of performance in current and potential markets, existing investment opportunities, maintenance and expansion of productive capacity. The Dividend Distribution Policy of Eletrobras aims to ensure our continuity and short, medium- and long-term financial sustainability, based on the need for financial flexibility and stability to operate its business.

Brazilian Corporate Law and our by-laws provide that we must pay our shareholders a mandatory distribution equal to at least 25.0% of our adjusted net income for the preceding fiscal year. Under the Brazilian Corporate Law, mandatory dividends may not be distributed in a fiscal year in which our management determines, at the Annual Shareholders’ Meeting, that it would be incompatible with our financial situation to distribute mandatory dividends. Profits not distributed in the scenario described above, if not absorbed by losses in subsequent years, will be distributed as soon as our financial situation permits it. In addition, our by-laws require us to give: (i) class “A” preferred shares a priority in the distribution of dividends, at 8% each year over the capital linked to those shares; and (ii) class “B” preferred shares that were issued on or after June 23, 1969 a priority in the distribution of dividends, at 6% each year over the capital linked to those shares. In addition, preferred shares must receive a dividend 10% over the dividend paid to the common shares.

On June 30, 2017, our Board of Directors approved the Eletrobras Dividend Distribution Policy. This policy is based on our legal, statutory and other internal requirements and other regulations, and its pillar is the commitment to good corporate governance practices, consolidating the main rules and guidelines applicable to our distribution of dividends according to the Law of Government-Controlled Companies. The Eletrobras’ Dividend Distribution Policy is filed at our headquarters and can be accessed on CVM’s website (www.cvm.gov.br) and on Eletrobras’ website (www.eletrobras.com/elb/ri).

The following table sets out our proposed dividends for the periods indicated:

	Year
	2019(1)	2018	2017(2)
	(R$)
Common Shares	1.59085138595	0.81057158320	—
Class A Preferred Shares	2.24782042101	1.85151809872	—
Class B Preferred Shares	1.74993652455	1.38863857404	—

(1)	Based on our profit for the year ended December 31, 2019, our mandatory dividend amounts to R$2.5 billion, representing 25% of our adjusted net profit for the period. This dividend is to be approved by our Annual General Meeting, which we have not yet rescheduled or, on an exceptional basis, by our Board of Directors pursuant to the COVID-19 emergency measure provided by Provisional Measure No. 931/20, which is yet to be approved.
(2)	Due to the net loss in the year ended December 31, 2017, our management proposed that the loss of R$1,764 million be absorbed by the existing profit reserves, which was approved at our General Shareholders Meeting held on April 27, 2018.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Offer and Listing Details

Our common shares began trading on the Brazilian stock exchanges on September 7, 1971. In the United States, our common shares and Class B preferred shares trade in the form of ADS. We have an insignificant number of Class A preferred shares, with no material effect on the trading volume on the B3.

As a result, as of December 31, 2019, our capital stock was comprised of a total of 1,352,634,100 shares, of which 1,087,050,297 are common shares, 146,920 are class “A” preferred shares and 265,436,883 are class “B” preferred shares.

There are no restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil.

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment regulations which generally require, among other things, that the relevant investments have been registered with the Central Bank. Banco Bradesco S.A., as custodian for our common and class “B” preferred shares represented by the ADS, has registered with the Central Bank on behalf of the Depositary the common and class “B” preferred shares that it will hold. This enables holders of ADS to convert dividends, distributions or the proceeds from any sale of such common and class “B” preferred shares, as the case may be, into U.S. dollars and to remit such U.S. dollars abroad. However, holders of ADS could be adversely affected by delays in, or a refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the common and preferred “B” shares underlying our ADS.

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

If these requirements are met, foreign investors will be eligible to trade directly on the Brazilian stock exchanges or on organized over-the-counter markets. These rules extend favorable tax treatment to all foreign investors investing pursuant to these rules. See “Item 10.E. Additional Information—Taxation.” These regulations contain certain restrictions on the offshore transfer of the title of the securities, except in the case of corporate reorganizations effected abroad by a foreign investor.

A certificate of foreign capital registration has been issued in the name of the Depositary with respect to the ADS and is maintained by Banco Bradesco S.A., as custodian for our common and class “B” preferred shares represented by the ADS, on behalf of the Depositary. Pursuant to such certificate of foreign capital registration, we expect that Depositary will be able to convert dividends and other distributions with respect to the common and class “B” preferred shares represented by ADS into foreign currency and remit the proceeds outside of Brazil.

In the event that a holder of ADS exchanges such ADS for common or class “B” preferred shares, such holder will be entitled to continue to rely on the Depositary’s certificate of foreign capital registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of foreign capital registration with the Central Bank. Thereafter, any holder of common or class “B” preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such common and class “B” preferred shares, unless such holder qualifies under Resolution No. 4,373 or obtains its own certificate of foreign capital registration. A holder that obtains a certificate of foreign capital registration will be subject to less favorable Brazilian tax treatment than a holder of ADS. See “Item 10.E. Additional Information—Taxation—Material Brazilian Tax Considerations.”

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

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are traded under the symbol “ELET3” and our class “B” preferred shares are traded under the symbol “ELET6” on the B3. Stocks and bonds are traded exclusively on the B3. As of December 29, 2018, we had approximately 28,952 record holders. Our NYSE and LATIBEX tickers are “EBR” and “EBR-B” and “XELTO” and “XELTB” respectively.

Our ADSs are listed on the NYSE and our ADSs representing our common shares are traded under the symbol “EBR” and our ADSs representing our class B preferred shares are traded under the symbol “EBR-B.” As of December 31, 2019, we had approximately 3,021 beneficial and 18 registered holders of ADS representing common shares and approximately 709 beneficial and 12 registered holders of ADS representing preferred shares.

Trading, Settlement and Clearance

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM, which was granted regulatory authority over the stock exchanges and securities markets by Brazilian Law No. 6,385, enacted on December 7, 1976 (“Brazilian Securities Law”) and Brazilian Corporate Law, and also by CMN and the Central Bank which possesses, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

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

Under the Brazilian Corporate Law, a company is either public, a companhia aberta, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchange markets, including the B3, or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the B3, a company must apply for registration with the B3, and the CVM and is subject to regulatory requirements and disclosure requirements.

Trading on the B3

In 2000, the trading activities of shares in Brazil were reorganized through the execution of memoranda of understanding by the Brazilian regional stock exchanges. Under the memoranda, all Brazilian shares are publicly traded exclusively on the B3.

BOVESPA was a not-for-profit entity owned by its member brokerage firms. In 2008, BOVESPA was converted into a Brazilian publicly-held company and renamed B3, as a result of a merger between BOVESPA and the Brazilian Mercantile & Futures Exchange (Bolsa de Mercadorias e Futuros). B3 is currently the most important Brazilian institution to intermediate equity market transactions and it is the only securities, commodities and futures exchange in the country. Trading on such exchange is carried out by member brokerage firms.

The trading of securities on the B3 may be suspended at the request of a company in anticipation of material announcement. Trading may also be suspended on the initiative of the B3 or the CVM based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the B3.

Trading in securities listed on the B3, including the Novo Mercado, Levels 1 and 2, and other two access segments named Bovespa Mais and Bovespa Mais Nível 1 Segments of Differentiated Corporate Governance Practices, may be carried out off the exchanges in the unorganized over-the-counter market in certain specific circumstances.

Although the Brazilian securities market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. Moreover, the B3 is significantly less liquid than the NYSE, or other major exchanges in the world.

Although all of the outstanding shares of a listed company may be traded on the B3, fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one main shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

In order to reduce volatility, the B3 has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes, one hour or a longer period whenever specified indices of the B3 fall below the limits of 10%, 15% and 20% respectively, in relation to the index levels for the previous trading session.

When shareholders trade in shares on the B3, the trade is settled in three business days after the trade date. The delivery of and payment for shares are made through B3, which handles the multilateral settlement of both financial obligations and transactions involving securities. According to applicable regulations, financial settlement is carried out through a Central Bank system and the transactions involving the sale and purchase of shares are settled through B3. All deliveries against final payment are irrevocable.

Trading on the Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures.

Corporate Governance Practices

As of the effective date, in order to become a Nivel 1 (Level 1) company, in addition to the obligations imposed by applicable law, an issuer must agree to: (i) ensure that shares representing at least 25% of its total capital are effectively available for trading; (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iii) comply with minimum quarterly disclosure standards; (iv) follow stricter disclosure policies with respect to transactions made by its controlling shareholders, members of its Board of Directors and its officers involving securities issued by the issuer; (v) submit any existing shareholders’ agreements and stock option plans to the B3; (vi) make a schedule of corporate events available to its shareholders; (vii) elaborate and disclose a securities trading policy applicable to the company, its controlling shareholders, board members and management, as well as the members of other statutory bodies of the company with technical and consultancy functions; (viii) elaborate and disclose a code of conduct establishing the values and principles that shall serve as a guidelines for the company’s activities and relationship with the management, staff, service providers and other entities and individuals affected by the company; and (ix) prohibit holding dual positions as Chairman and Chief Executive Officer (or primary executive officer) of the company.

To become a Nivel 2 (Level 2) company, in addition to the obligations imposed by applicable law, an issuer must agree, among other things, to: (i) comply with all of the listing requirements for Level 1 companies; (ii) grant tag-along rights for all of its shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares; (iii) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as: (a) any change of the company into another corporate entity; (b) any merger, consolidation or spin-off of the company; (c) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder; (d) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase; (e) appointment of an expert to ascertain the fair value of the company’s shares in connection with any deregistration and delisting tender offer from Level 2; and (f) any changes to these voting rights, which will prevail as long as the agreement for adhesion to the Level 2 segment with the B3 is in effect; (iv) have a Board of Directors comprised of at least five members, out of which a minimum of 20% of the directors must be independent, with a term limited to two years; (v) prepare annual consolidated financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards, or IFRS; (vi) effect a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), if it elects to delist from the Level 2 segment; (vii) adhere exclusively to the rules of the B3 Arbitration Chamber for resolution of disputes between the company and its investors; (viii) cause the Board of Directors to elaborate and disclose a previous and justified opinion in relation to any and all public offers for the acquisition of shares issued by the company analyzing, among other aspects, the impacts of the offer on the company’s and shareholders’ interests, as well as on the liquidity of the shares issued by the company, and containing a final and justified recommendation for the acceptance or rejection of the offer by the shareholders; and (ix) not to include in the company’s by-laws provisions that (a) restrict the number of votes of a shareholder or of a group of shareholders to percentages below 5% (five percent) of the voting shares, except for the cases of denationalization or of limits imposed by the laws and regulations applicable to the company; and, except as otherwise provided by the law or regulations (b) require a qualified quorum for matters that shall be submitted to the general shareholders’ meeting, or (c) restrict the exercise of a favorable vote by shareholders or burden shareholders that vote in favor of a suppression or change of by-laws provisions.

To be listed in the Novo Mercado segment of the B3, an issuer must meet all of the requirements described above under Level 1 and Level 2, in addition to issuing only common (voting) shares. In January 2018 a new version of the Novo Mercado Rules entered in full effect and create new requirements for all of its participants, including requirements to create and keep committees of advisors for the Board of Directors, new concepts of independent director, among other new rules which are non-applicable to us.

On September 26, 2006 we entered into an agreement with the B3 to list our preferred shares on the Level 1 segment, effective on the date of the announcement in Brazil of the listing, pursuant to which we agreed to comply, and continue to be compliant with all of the requirements of a Level 1 listing.

B3 created a special corporate governance program named “Programa Destaque em Governança de Estatais” focused on state-owned publicly held companies, or state-owned companies that may issue an IPO, aiming to encourage these companies to improve their corporate governance practices.

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

As foreseen in our PDNG 2018-2022, on January 30, 2018 we requested to be certified by B3 under the Corporate Governance Program for State-Owned Companies (“Program”). The initiative to join the Program reinforces our commitment to continuously improve our governance, as well as to be in compliance with the best market practices. On March 6, 2018, B3 approved our certification in the Program.

In addition, on June 30, 2016, Brazilian Government enacted the Law of Government-Controlled Companies, which establishes the rules applicable to state-owned companies, government-controlled companies and their subsidiaries, regulating Article 173 of the Brazilian Constitution of 1988.

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

Although the rule came into force immediately after its publication, the state-owned or government-controlled companies had 24 months to adapt to the new legal requirements.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Although Brazilian law does not have a similar requirement, Novo Mercado and Level 2 rules require that listed companies have a Board of Directors comprised of at least five members, out of which a minimum of 20% of the directors must be independent pursuant to the different criteria defined in the regulations (such as absence of material relationship between a director and the listed company or the controlling shareholder). The Level 1 segment of B3 in which we are listed only requires the board to be comprised of a minimum of three members and does not require any participation by independent directors and, therefore, under Brazilian law and the rules of the Level 1, neither our Board of Directors nor our management is required to test the independence of directors before their election to the board. Nevertheless, both Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian Corporate Law and the CVM, as well as the Level 1 segment of B3, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian Corporate Law and our by-laws require that our directors be elected by our shareholders at a general shareholders’ meeting.

In addition, on June, 30, 2016, Brazilian Government promulgated the Law of Government-Controlled Companies that among other definitions, establishes minimum requirements for managers appointment, such as: I - (a) to have a minimum professional experience of ten years with public or private segment related to the intended state-owned company, or in other related segments regarding the superior managing position that he or she was appointed; or (b) to have a minimum professional experience of four years in one of such positions: superior manager position in similar companies considering the size or the business of the intended state-owned company; (b.1) to have occupied trustily positions or functions equal to and DAS-4 or superior in the public segment; (b.2) have been teacher or researcher in subjects related to the intended state-owned company business; (b.3) to have a minimum self-employed professional experience of four years in activities direct or indirectly related to the intended state-owned company business; (c) to have academic degree in areas that regard the intended state-owned company business; II — do not fall under the non-admission hypothesis; and III — do not be declared ineligible regarding Complementary Law No. 64 of 1990.

The Law of Government-Controlled Companies, and Decree No. 8,945 have established that a Board of Directors must be composed of at least 25% of independent members. In our by-laws, this percentage is 30%. As of December 31, 2018, according to the Brazilian Law, of the eight directors, six were considered independent.

Accordingly, on November 30, 2017, we approved through the 168th Extraordinary General Meeting, the full update of its by-laws in accordance with the aforementioned Law of Government-Controlled Companies, explaining the eligibility requirements for its management (directors and executive officers), besides incorporating the following concepts:

•	Criteria for appointing representatives in the Board of Directors, Board of Executive Officers and Fiscal Council - Appointment Policy of our companies.

•	Requirements for the Audit and Risks Committee: management independence and professional experience compatible with the position;

•	Creation of a Single Approval Policy for our companies;

•	30% of independent members on the Board of Directors and 25% in the Board of Directors of the subsidiaries;

•	Formation and operation of the Audit and Risks Committee;

•	Audit and Risks Committee and Management, People and Eligibility Committee, covering the subsidiaries;

•	Addition of 1 director in the composition of the Audit and Risks Committee. Among those indicated by the MME, two should meet the Audit and Risks Committee’s requirements;

•	Duties of the Board of Directors: discussing the shareholders’ agreements, approving corporate policies, personnel regulations, number of positions of trust, maximum number of personnel and public exam, of us and our subsidiaries.

•	Evaluation of the performance of management, Fiscal Council members and members of the Committees;

•	Inclusion of integrity, risk management and internal controls practices.

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

The Law of Government-Controlled Companies and Decree No. 8,945 establish the obligation to create an eligibility committee, which was fully incorporated by the recent amendment to our by-laws.

The Law of Government-Controlled Companies also establishes that state-owned companies must have an Internal Committee to monitor and evaluate the appointment proceedings and the fulfillment of the minimum requirements for the new management members.

Although the Law of Government-Controlled Companies came into force immediately after its publication, the state-owned companies had 24 (twenty four) months to adapt to the new legal requirements. In January 25, 2017 we created an internal temporary commission of appointment to check the fulfillment of the indicated members for our management.

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

The Management, People and Eligibility Committee is in charge of discussing the compensation of the management, submitting its decisions to the controlling shareholder and to be voted on at the annual general meeting. The Executive Officers are entitled to an Annual Variable Remuneration (RVA), which can add up to 2.5 remunerations and is conditional on the achievement of a positive result in the year and the annual agreed targets established between the Board of Directors and the Board of Executive Officers of each of our companies. The annual agreed targets consider the performance evaluation result of the Board of Executive Officers and reflect the alignment of the management to the long-term strategy and the Board of Directors guidelines, observing the economic, environmental and social impacts and risks.

Audit Committee

NYSE rules require that listed companies have an audit committee that: (i) is composed of a minimum of three independent directors who are all financially literate; (ii) meets the SEC rules regarding audit committees for listed companies; (iii) has at least one member who has accounting or financial management expertise; and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies in accordance with Brazilian Corporate Law.

In addition, the new Law of Government-Controlled Companies establishes that state-owned companies must have an Audit Committee, which will have functions listed in the state-owned company’s by-laws, such as: (i) recommending the appointment or dismissal of independent auditors; (ii) supervising the independent auditors activities, evaluating their independence, the provided service’s quality and if these services fit the company’s necessity; (iii) supervising the activities developed in the Internal Controls and Internal Auditing department and the activity of financial statements production of the state-owned company; (iv) monitoring the quality and the integrity of the internal control mechanisms and about the financial statements and releases that were disclosed by the state-owned company; (v) evaluating and monitoring the company’s risk exposures related to: (a) management pay; (b) assets utilization; and (c) expenses; (vi) evaluating and monitoring the Internal Audit Department and the thirty parties transactions fulfillment in accordance with the management; (vii) releasing an annual report regarding information about activities, results, conclusions and recommendations from the Audit and Risks Committee, registering conflictual opinions about the financial statements from the management, the Internal Audit Department and the Internal Fiscal Council; and (viii) evaluating the reasonability of the standards about actuarial calculations, as well as actuarial results of retirement plans which was kept by pension fund when the state-owned company sponsors closed pension entities. Although the Law of Government-Controlled Companies came into force immediately after its publication, the state-owned companies had 24 (twenty four) months to adapt to the new legal requirements.

Our by-laws were amended on November 30, 2017 to incorporate the provisions set forth in the Law of Government-Controlled Companies and Decree 8,945, establishing an Audit and Risks Committee and requirements for the election of its representatives. We established our Audit and Risks Committee on May 18, 2018, which acts in accordance with the applicable Brazilian and U.S. laws and regulations.

The Audit and Risks Committee exercises its mandate in a unified manner, providing advice to our Boards of Directors and subsidiaries, in accordance with State Law and regulations, observing the rules approved by the Board of Directors. It is comprised of three to five independent members with a mandate of two years, with the possibility of re-election. All current members of the Audit and Risks Committee meet the independence criteria set forth in the Law of Government-Controlled Companies, the CVM regulations, as well as the independence criteria required by US law that applies to us and the criteria of the IBGC.

On February 22, 2019, the Board of Directors approved the amendment of the internal regulations of the Audit and Risks Committee. For further information about our Audit and Risks Committee, see “Item 16.D. Exemption from the Listing Standards for Audit Committees.”

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares is subject to shareholder approval.

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. The Law of Government-Controlled Companies establishes that state-owned companies must include in their by-laws an obligation to comply with corporate governance standards and disclose such policies and practices related to corporate governance. We have adopted corporate governance guidelines which are set forth in the Code of Corporate Governance Practices of Eletrobras (“Código das Práticas de Governança Corporativa da Eletrobras”). Additionally, we have also adopted and observe a disclosure policy, which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The B3 has a similar requirement for companies that are listed under Level 1, Level 2 or in the Novo Mercado corporate governance segments, and in 2010 we introduced the Ethics Code of Eletrobras Companies (Código de Ética Único das Empresas Eletrobras) which provided for the ethical principles to be observed by all the members of the Board of Directors, executive officers, employees, outsourced staff, service providers, trainees and young apprentices.

In 2016, pursuant to the requirements of Law No. 13,303, we replaced our Ethics Code of Eletrobras Companies (Código de Ética Único das Empresas Eletrobras) with the Code of Ethical Conduct and Integrity and adopted a number of conduct commitments and internal policies (such as guidelines for compliance with our Anti-Corruption Policy) designed to guide the behavior of the relevant parties, such as our management, employees and contractors and reinforce our principles and rules for ethical behavior and professional conduct.

The Law of Government-Controlled Companies establishes that all the state-owned companies must have their own Code of Conduct which will provide guidelines and conduct standards for all the activities developed by the state-owned company. Companies must create a division to receive complaints and denouncements related to non-compliance with the Code.

Although the Law of Government-Controlled Companies came into force immediately after its publication, the state-owned companies had 24 (twenty four) months to adapt to the new legal requirements.

Internal Audit Function

NYSE rules and Brazilian law require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Corporate Purpose

Our by-laws provide that our corporate purposes are:

(1)	To perform studies of the design, construction and operation of power plants and transmission lines of electricity, as well as the commercialization of electric energy;

(2)	to cooperate with the Ministry, to which it is linked, in the formulation of the Brazilian energy policy;

(3)	to grant financing to controlled concessionaires of public electric power services, and to guarantee, in the country or abroad, in their favor, as well as to purchase debentures of their issuance;

(4)	to grant financing and the guarantee, in the country or abroad, in favor of controlled technical and scientific research entities;

(5)	to promote and support research regarding its business in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes;

(6)	to contribute to the formation of the technical personnel of the power energy sector, as well as for the preparation of qualified staff, means specialized courses and offering support to teaching business;

(7)	to collaborate, technically and administratively, with its subsidiaries and with an organ of the Ministry to which it is linked;

(8)	to participate in technical, scientific associations and other kind of groups or organizations, of regional, national or international scope, of interest to the power energy sector; and

(9)	to participate, as defined by law, of programs of alternative sources of energy development, rational use of energy and implantation of intelligent networks of energy.

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

In September 2006, we entered into an agreement with the B3 to list our shares on the Level 1 segment of B3’s corporate governance, the effectiveness of which began on September 29, 2006. Trading in our shares on the Level 1 began on September 29, 2006.

History of our Capital Stock

Our share capital was R$31,305,331,464 as of December 31, 2019.

2019 Capital Increase

The 175th Extraordinary General Meeting, held on November 14, 2019, approved a capital increase, through the issuance of new common shares and new class “B” preferred shares, with a minimum amount of R$4,054 million to be subscribed and paid by our controlling shareholder, the Brazilian Government, through the capitalization of credits held against us arising from AFACs. The 177th Extraordinary General Meeting, held on February 17, 2020, approved the capital increase, in the amount of R$7,752 million through the issuance of 201,792,299 new common shares and 14,504,511 new class “B” preferred shares. The 177th Extraordinary General Meeting also approved the amendment to Article 7 of our by-laws to reflect the capital increase effectively ratified, with our capital being R$39,057 million, divided into 1,288,842,596 common shares, 146,920 class “A” preferred shares and 279,941,394 class “B” preferred shares.

As of February 29, 2020

	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
Shareholder		(%)		(%)		(%)		(%)
Brazilian Government	667,888,884	51.82%	0	0%	494	0.00%	667,889,378	42.57%
BNDES Participações S.A.	141,757,951	11.00%	0	0%	18,691,102	6,68%	160,449,053	10.23%
BNDES	74,545,264	5.78%	0	0%	18,262,671	6.52%	92,807,935	5.92%
FND	45,621,589	3.54%	0	0%	0	0%	45,621,589	2.91%
FGHAB	1,000,000	0.08%	0	0	0	0%	1,000,000	0.06%
BoD and Board of Executive Officers	0	0%	0	0	2,964,579	1.06%	2,964,579	0.19%
Shareholders not yet Identified	0	0%	42,451	28.89%	1,972,759	0.70%	2,015,210	0.13%
Others	358,028,908	27.78%	104,469	71.11%	238,049,789	85.04%	596,183,166	38.00%
Under B3 - BRASIL, BOLSA, BALCÃO Custody	357,816,661	27,76%	82,829	56.38%	227,405,086	81.23%	585,304,576	37.31%
Resident	216,219,214	16.78%	82,828	56.38%	120,310,468	42.98%	336,612,510	21.45%
Non Resident	116,438,599	9.03%	1	0.00%	99,973,999	35.71%	216,412,599	13.79%
ADR (Citibank)	25,158,848	1.95%	0	0.00%	7,120,619	2.54%	32,279,467	2.06%
Others	212,247	0.02%	21,640	14.73%	10,644,703	3.80%	10,878,590	0.69%
Resident	212,201	0.01%	21,613	14.71%	10,664,490	3.80%	10,878,104	0.69%
Non Resident	246	0.00%	27	0.02%	213	0.00%	486	0.00%
Total	1,288,842,596	100%	146,920	100%	279,941,394	100%	1,568,930,910	100%

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

Preferred Shares

Our preferred shares have different attributes to our common shares as the holders of our preferred shares are not entitled to vote at annual or special shareholders’ general meetings (except under limited circumstances) but have preferential a right to reimbursement of capital and distribution of dividends. Our preferred shares cannot be converted into common shares.

Class “A” preferred shares, and bonus shares related to such shares, are entitled to a dividend of 8% per annum over the capital linked to those shares, in priority to the distribution of other dividends, to be divided equally between them. Class “B” preferred shares that were issued on or after June 23, 1969, and bonus shares related to such shares, are entitled to a dividend of 6% per annum over the capital linked to those shares, in priority to the distribution of other dividends, to be divided equally between them. An unpaid dividend is not payable in future years for Class “A” and Class “B” preferred shares. The Class “A” preferred shares and the class “B” preferred shares rank equally on a liquidation.

Holders of our preferred shares are entitled to participate in all future capital increases by us. In addition, the preferred shares are entitled to receive a dividend at least ten percent above the dividend paid to each common share.

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

Redemption

We cannot redeem our shares.

Registration

Our shares are held in book-entry form with Citibank, N.A., which will act as the custodian agent for our shares. Transfer of our shares will be carried out by means of book entry by Citibank, N.A. in its accounting system, debiting the share account of the seller and crediting the share account of the buyer, upon a written order of the transferor or a judicial authorization or order to affect such transfers.

Notification of Interests in Our Shares

Any shareholder that acquires or disposes of 5% or more of our capital stock of any class is obliged to notify us immediately upon completion of the transaction. Such obligation also applies to the holders of ADRs, convertible debentures and stock options. After the receipt of such notification, we will inform such transaction by means of a notice which will be uploaded in the site of CVM and duly update its corporate information in its Reference Form (Formulário de Referência) within seven business days of the occurrence of the transaction.

Shareholders’ General Meetings

The Brazilian Corporate Law does not allow shareholders to approve matters by written consent obtained as a response to a consent solicitation procedure. All matters subject to approval by the shareholders must be approved in a duly convened general meeting. There are two types of shareholders’ meetings: ordinary and extraordinary. Ordinary meetings take place once a year within 120 days of our fiscal year end (however, due to the COVID-19 pandemic, as an extraordinary measure for 2020, this deadline has been extended to July 31, 2020) and extraordinary meetings can be called whenever necessary.

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

At duly convened meetings, our shareholders are able to take any action regarding our business. The following actions can only be taken by our shareholders in general meeting:

•	approving our annual accounts;

•	electing and dismissing the members of our Board of Directors and our Fiscal Council;

•	amending our by-laws;

•	approving our merger, consolidation or spin-off;

•	approving our dissolution or liquidation as well as the election and dismissal of liquidators and the approval of their accounts;

•	granting stock awards and approving stock splits or reverse stock splits; and

•	approving stock option plans for our management and employees.

Board of Directors, Board of Executive Officers and Fiscal Council

The Board of Directors is composed of eleven members, eight of which are appointed by the controlling shareholders; one by the minority shareholders holders of common shares, one by the minority shareholders holders of preferred shares representing at least 10% of our total capital stock; and one by the employees, all of them nominated for a period of two years, with a maximum of three consecutive renewals. In 2016, the election of the seven members of the Board of Directors appointed by the majority shareholder followed the multiple vote procedure, as a result of a request from a minority shareholder that represents more than 0.5% of our capital. Thus, the majority shareholder appointed seven members of the Board of Directors, one member was appointed by the minority shareholders and another was elected as employees representative. In 2017, out of the nine members of the Board of Directors, three members were independent members according to the rules of the B3 and five were independent according to SEC rules. In 2018, out of the eight members of the Board of Directors, six members were independent members according to B3.

The Fiscal Council is responsible for overseeing the actions of the managers and opine on our financial health. Its attributions are set forth in our by-laws and procedural rules included in our Internal Regulation. The Fiscal Council is a permanent management body and had acted as an audit committee since 2006. Since the installation of the Audit and Risks Committee on May 18, 2018, the Fiscal Council no longer acts as an audit committee.

The Fiscal Council is composed of five members and respective alternates, three of which are appointed by the controlling shareholder; one by the minority shareholders holders of common shares and one by the minority shareholders holders of preferred shares representing at least 10% of our total capital stock.

The Board of Executive Officers is responsible for the management of our business in accordance with the strategic guidelines established by the Board of Directors. The Board of Executive Officers is composed of seven members, including the CEO, elected by the Board of Directors. Its responsibilities are determined by our Internal Regulations and by-laws, as well as by the applicable laws. The term of office of the Officers is up to three years, with the possibility of reelection, and there is no succession plan in place.

On July 22, 2016, the Board of Directors elected seven Officers, including our current CEO, Mr. Wilson Pinto Ferreira Junior. On July 28, 2017, Mr. José Guimarães Monforte was elected as chairman of the Board of Directors. On March 12, 2019, Mrs. Elvira Baracuhy Cavalcanti Presta took office as our Chief Financial and Investor Relations Officer.

Qualifications

All members of our Board of Directors, Board of Executive Officers and Fiscal Council must be Brazilian citizens. The Brazilian Corporate Law and CVM regulations also provide that certain individuals may not be appointed to a position by the management of the company, including those who: are disqualified by the CVM, have been declared bankrupt or have been convicted of certain offenses such as bribery and crimes against the economy.

In addition, on June, 30, 2016, Brazilian Government promulgated the Law of Government-Controlled Companies that among other definitions, establishes minimum requirements for the election of members of the Boards, such as: I - (a) to have a minimum professional experience of ten years in the public or private segment related to the intended state-owned company, or in other related segments regarding the superior managing position that he or she was appointed to; or (b) to have a minimum professional experience of four years in one of such positions: superior manager position in similar companies considering the size or the business of the intended state-owned company; (b.1) to have occupied positions or functions of trust equal to and DAS-4 or superior in the public segment; (b.2) have been a teacher or a researcher in subjects related to the intended state-owned company business; (b.3) to have a minimum self-employed professional experience of four years in activities direct or indirectly related to the intended state-owned company business; (c) to have an academic degree in areas related to the intended state-owned company business; II — do not fall under the non-admission hypothesis; and III — are not declared ineligible regarding the Complementary Law No. 64 of 1990.

The minutes of the shareholders’ or directors’ meeting that appoints a member of the Board of Directors or the Board of Executive Officers, respectively, must detail the qualifications of such person and specify the period of their mandate.

On November 2017, our shareholders approved during the 168th Shareholders General Meeting amendments to our by-laws to comply with the Law of Government-Controlled Companies and other regulations.

Appointment

The members of our Board of Directors are elected at the general shareholders meeting for a term of two years, with a maximum of three consecutive renewals.

As our majority shareholder, the Brazilian Government has the right to appoint eight members of our Board of Directors, of which seven are appointed by the MME and one by the Ministry of the Economy, at least two of the appointed members must meet the conditions set forth in art. 25 of the Law of Government-Controlled Companies and in art. 39 of Decree No. 8,945/16. The other common shareholders have the right to elect one member, the holders of preferred shares without voting rights representing at least ten percent of our total capital have the right to elect one member, both meeting the requirements of Law No. 13,303/16, and one member will be elected as the representative of the employees, by means of an election organized by the company and the union entities. One of the members of the Board of Directors is appointed President of the company.

The Board of Directors must consist of at least 30% of independent members. In case of conflict about the definition of independence between the Law of Government-Controlled Companies and the State-Owned Governance Program of B3, the most restrictive rule will apply.

Pursuant to Article 140 of the Brazilian Corporate Law, the members of the Board of Directors will be elected by means of Shareholders Meetings and may be replaced at any time.

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

(iii)	if the percentages set forth in items (i)and (ii)are not met by the holders of common shares and preferred shares, holders of common shares and holders of preferred shares representing together more than 10% of the total capital of a company may jointly appoint one member to the Board of Directors and its respective alternate.

Those rights may only be exercised by shareholders that prove their continuous share ownership during the last three months prior to our shareholders’ meeting.

Those rights are reflected in our by-laws (as stated above) and, accordingly, are not applicable in addition to such provisions.

In addition, Article 141 of the Brazilian Corporate Law and CVM regulations determine that shareholders holding more than 5% of the voting capital are entitled to request cumulative voting rights (voto múltiplo) so as to increase their chances of electing at least one member to the Board of Directors. Under the cumulative voting process, each voting share is entitled to a number of votes equal to the number of board seats being filled at the relevant shareholders’ meeting, such votes which can be cast to a single or more candidates. As a result of the cumulative voting, controlling shareholders may be prevented from controlling all seats of the board, while minority shareholders may be allowed to appoint at least one member of that body. Shares participating in the cumulative voting process will not be counted for the purposes of appointing board members in the circumstances described in (i) through (iii) above (and vice versa).

In order to ensure that the majority of board members is elected by the controlling shareholder, Brazilian Corporate Law provides that whenever the election of board members uses cumulative voting and holders of common or preferred shares elect board members in separate elections, the controlling shareholders will always have the right to elect such board members in a number equal to the number elected by the other shareholders plus one member, even if that results in the board having more members than the number set forth by the company’s by-laws (Article 141, paragraph 7, of the Brazilian Corporate Law).

Brazilian Corporate Law also provides that, whenever cumulative voting is adopted and the general shareholders meeting removes any member from office, all members will be automatically removed from office and a new election will take place. In other situations of vacancy, if no substitute members are elected along with effective members, the next shareholders’ meeting will elect all members of the board.

The members of our Board of Executive Officers are appointed by our Board of Directors for a term of two years, with a maximum of three consecutive renewals.

The Brazilian Government has the right to appoint three of the members of our Fiscal Council, and both the minority shareholders and the holders of our preferred shares have the right to appoint one member each.

Meetings

Under our by-laws, our Board of Directors must meet at least once a year without the presence of the CEO and twice a year with the presence of our independent auditors. Historically, our Board of Directors meets once a month and when called by a majority of the Directors or the Chairman. Among other duties, our Board of Directors is responsible for, among other things: (i) establishing our business guidelines; (ii) determining the corporate organization of our subsidiaries or any equity participation by us in other legal entities; (iii) determining our loans and financing policy; (iv) approving any guarantee in favor of any of our subsidiaries on any financial agreement; (v) approving the sale of our fixed assets and any pledge over such assets; (vi) appointing our executive officers; and (vii) appointing our external auditors. Directors cannot participate in discussions or vote in relation to matters in which they are otherwise interested.

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

The Fiscal Council meets once a month. Our Audit and Risks Committee typically meets at least four times a month, or when a meeting is called by its coordinator.

Disclosure Obligations

Our disclosure obligations are determined by the Disclosure Policy and Use of Relevant Information and Trading of Securities of Eletrobras Companies (Política de Divulgação e Uso de Informações Relevantes e de Negociação de Valores Mobiliários das Empresas Eletrobras), a copy of which is available on our website. Information found at this website is not incorporated by reference into this annual report.

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

Resolution No. 4,373 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares and other securities of Brazilian publicly-held issuers. The ADS program was approved under Annex V to Resolution No. 1,289, known as Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADS. Accordingly, the proceeds from the sale of ADS by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADS are entitled to favorable tax treatment. See “—Taxation—Material Brazilian Tax Considerations.”

Under Resolution No. 4,373 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution No. 4,373 also extends favorable tax treatment to registered investors. See “—Taxation—Material Brazilian Tax Considerations.”

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

A certificate of registration has been issued in the name of the depositary with respect to the ADS and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the shares represented by our ADS into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADS exchanges such ADS for shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such shares, unless the holder is a duly qualified investor under Resolution No. 4,373 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADS. See “—Taxation—Material Brazilian Tax Considerations.”

If the holder does not qualify under Resolution No. 4,373 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADS. Regardless of qualification under Resolution No. 4,373, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “—Taxation—Material Brazilian Tax Considerations.”

Under current Brazilian legislation, the Brazilian Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian Government directives. There can be no assurance that the Brazilian Government will not impose similar restrictions on foreign repatriations in the future. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Brazil.”

E. Taxation

The following discussion, subject to the limitations set forth below, describes material Brazilian, United States and European Union tax considerations relating to your ownership and disposition of the ADS. This discussion does not purport to be a complete analysis of all tax considerations in Brazil, the United States or the European Union and does not address tax treatment of holders of the ADS under the laws of other countries or taxing jurisdictions. All investors are urged to consult with their own tax advisors as to which countries’ tax laws could be relevant to them.

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

Pursuant to Resolution No. 4,373, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment and which must be a financial institution or an institution duly authorized by the Central Bank; (ii) register the foreign investment with the Central Bank; (iii) appoint at least one custodian duly authorized by the CVM; (iv) appoint a representative in Brazil for Taxation purposes; and (v) obtain a taxpayer identification number from the Brazilian Federal Tax Authorities (which will be requested by CVM). For more details about the requirements to be met in order to qualify as foreign investor under Resolution No. 4,373, see “Item 9.C. Markets—Investment in our Preferred Shares by Non-Residents of Brazil.”

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

Income tax

For purposes of Brazilian taxation, there are two types of Non-Resident Holders of our shares or ADS: (i) Non-Resident Holders that are not resident or domiciled in a “Tax Haven” jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% (or 17% in relation to the countries or locations that are aligned with the international fiscal transparency standards) or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment), and that, in the case of holders of our shares, are registered before the Central Bank and the CVM being able to invest in Brazil in accordance with Resolution No. 4,373 (“Registered Holder”); and (ii) other Non-Resident Holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investor that are located in Tax Haven. The investors mentioned in item (i) above which are registered with the Central Bank and the CVM being able to invest in Brazil in accordance with Resolution No. 4,373, are subject to a favorable tax regime in Brazil, as described below. Nonetheless, there can be no assurance that the current preferential treatment for holders of ADS and Non-Resident Holders of preferred or common shares under Resolution No. 4,373 will continue or will not be changed in the future.

Dividends. Historically, dividends paid by a Brazilian company, such as us, including dividends paid to a Non-Resident Holder, were not subject to income tax withholding in Brazil, to the extent that such amounts were related to profits generated as of January 1, 1996.

Exception is made to dividends related to profits generated prior to January 1, 1996 and dividends distributed based on accounting profits generated in 2014 and exceeding taxable profits, which may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

Additionally, there are currently bill under discussion in which the taxation of dividends was proposed. It is not possible to foresee if the taxation of dividends will be effectively approved by the Brazilian Congress and how it will be implemented.

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

(a) Sale of ADS

Pursuant to Law No. 10,833, enacted on December 29, 2003, gains recognized on the disposition of assets located in Brazil by a Non-Resident Holder, whether to other Non-Resident Holders or Brazilian holders, are subject to taxation in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad. Although we believe that the ADS do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market, considering the general and unclear scope of such provisions, as well as the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil. It is important to note, however, that even if ADSs were considered assets located in Brazil, investors that are resident in non-Tax Haven locations could potentially qualify for an exemption of capital gain tax according to article 81 of Law No. 8,981/95 (controversial matter).

If such arguments does not prevail, it is important to mention that with respect to the cost of acquisition to be adopted for calculating such gains, Brazilian law has conflicting provisions regarding the currency in which such amount must be determined. It is possible to sustain that the capital gains should be based on the positive difference between the cost of acquisition of the shares registered with the Central Bank in foreign currency and the value of disposal of those shares in the same foreign currency. However, considering the unclear scope of applicable regulations, assessments have been issued adopting the cost of acquisition in Brazilian currency.

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

In such case, the difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the shares calculated as set out above will be considered to be a capital gain. Although there is no clear regulatory guidance, such taxation should not apply to the case of Registered Holders.

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

(d) Sale of common and preferred shares negotiated in Brazil

Capital gains realized by Non-Resident Holder on the disposition of shares sold on the Brazilian stock exchange (which may include the transactions carried out on the organized over-the-counter market):

•	Exempt from income tax when realized by a Non-Resident Holder that (a) is a 4,373 Holder and (b) is not resident or domiciled in a “Tax Haven” jurisdiction;

•	subject to progressive income tax rates ranging from 15% to 22.5% in case of gains realized by (1) a Non-Resident Holder that (a) is not a 4,373 Holder and (b) is not resident or domiciled in a “Tax Haven” jurisdiction and (2) a Non-Resident Holder that (a) is a 4,373 Holder and (b) is resident or domiciled in a “Tax Haven” jurisdiction In this case, a withholding income tax of 0.005% over the sale price will be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which and can be later offset against any income tax due on the capital gain; or

•	subject to income tax at a 25% rate in case of gains realized by a Non-Resident Holder that is not a 4,373 Holder and is resident or domiciled in a “Tax Haven” jurisdiction.

Any other gains realized on a sale or disposition of common and preferred shares that is not carried out on a Brazilian stock exchange are:

•	subject to income tax at the rate of 15%, when realized by a Non-Resident Holder that (i) is a 4,373 Holder; and (ii) is not resident or domiciled in a “Tax Haven” jurisdiction;

•	subject to progressive income tax rates ranging from 15% to 22.5% in case of gains realized by a Non-Resident Holder that (a) is not a 4,373 Holder, and (b) is not resident or domiciled in a “Tax Haven” jurisdiction; and

•	subject to income tax at a 25% rate in case of gains realized by a Non-Resident Holder that is resident or domiciled in a “Tax Haven” jurisdiction.

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation of a financial institution, the withholding income tax of 0.005% will apply and can be credited against the eventual income tax due on the capital gain.

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

Payments of interest on own capital in respect of the preferred or common shares paid to shareholders who are either Brazilian residents or Non-Resident Residents, including holders of ADS, are subject to Brazilian withholding income tax at the rate of 15%, or 25% in case of shareholders domiciled in a “Tax Haven” jurisdiction and will be deductible by us as long as the payment of a distribution of interest is approved by our shareholders.

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

If we pay interest attributable to shareholders’ equity in any year, and the payment is not recorded as part of the mandatory distribution, no additional amounts would be required to be paid by us, with respect to the mandatory dividend amount. The payment of interest on owner capital may be determined by our Board of Directors. We cannot assure you that our Board of Directors will not determine that future distributions of profits may be made by means of interest on shareholder’s equity instead of by means of dividends. Payments of interest on shareholder’s equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

Discussion on Tax Haven Jurisdictions and Privileged Tax Regimes

Law No. 11,727, enacted with effect as of January 1st, 2009, introduced the concept of “privileged tax regime,” in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross border interest deductibility rules, which is broader than the concept of Tax Haven jurisdiction. Under this new law, a “privileged tax regime” is considered to apply to a jurisdiction that meets any of the following requirements: (i) it does not tax income or taxes income at a maximum rate lower than 20%; (ii) it grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) it does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20%; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about the execution of economic transactions.

In addition, on June 7, 2010, Brazilian Tax Authorities enacted Normative Ruling No. 1,037, listing (i) the countries and jurisdictions considered Tax Haven Jurisdictions, and (ii) the Privileged Tax Regimes. According to Section 24-B of Law No. 9,430, as amended by Law No. 11,727/08, the Brazilian executive branch is empowered to reduce or reinstate the income tax rate of 20% as the element to define a Tax Haven Jurisdiction or a Privileged Tax Regime. Recently, on November 28, 2014, Ruling No. 488/2014 was published and established that the rate of 20% is reduced to 17% in connection with countries, locations and jurisdiction aligned with international tax transparency standards, as per definition to be provided by Brazilian Federal Revenue Service.

Notwithstanding the fact that the Privileged Tax Regime concept was enacted in connection with transfer pricing rules and is also applicable to thin capitalization/cross border interest deductibility rules, there is no assurance that Brazilian tax authorities will not attempt to apply the concept of Privileged Tax Regimes to other types of transactions. Prospective purchasers should consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling 1,037 and of any related Brazilian tax law or regulation concerning Tax Haven Jurisdictions and Privileged Tax Regimes.

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

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions (IOF/Exchange)

Brazilian law imposes a Tax on Foreign Exchange Transactions (“IOF/Exchange”) triggered by the conversion of reais into foreign currency and on the conversion of foreign currency into reais.

Pursuant to Decree No. 6,306/07, as amended, IOF/Exchange may be levied on foreign exchange transactions, affecting either or both the inflow or/and outflow of investments. The IOF rates are set by the Brazilian executive branch, and the highest applicable rate is 25%. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%.

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

Registered Capital. The amount of an investment in shares held by a Non-Brazilian Holder who qualifies under Resolution No. 4,373 and obtains registration with the CVM, or by the depositary, as the depositary representing such holder, is eligible for registration with the Central Bank. Such registration allows the remittance outside of Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares. The amounts received in Brazilian currency are converted into foreign currency through the use of the then applicable commercial market rate. The registered capital for preferred or common shares purchased in the form of ADS or purchased in Brazil, and deposited with the depositary in exchange for ADS will be equal to their purchase price (in U.S. dollars) to the purchaser. The registered capital for shares that are withdrawn upon surrender of ADS, as applicable, will be the U.S. dollar equivalent of the market price of preferred or common shares, as applicable, on a Brazilian stock exchange on the day of withdrawal.

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

This discussion does not purport to address all United States federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. This discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation (such as the estate and gift tax or the Medicare tax on net investment income). The discussion applies only to U.S. Holders who hold our shares or ADS as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

•	financial institutions or insurance companies;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	real estate investments trusts, regulated investment companies, partnership or grantor trusts;

•	investors whose functional currency is not the United States dollar;

•	United States expatriates;

•	holders that hold our shares or ADS as part of a hedge, straddle or conversion transaction; or

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power or value, if any, of our shares or ADS.

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

Backup Withholding and Information Reporting

In general, dividends on our shares or ADS, and payments of the proceeds of a sale, exchange or other disposition of shares or ADS, paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 24% unless the holder: (i) establishes, if required to do so, that it is an exempt recipient; or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and has not lost its exemption from backup withholding.

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

Interest Rate Risks

As of December 31, 2019, our total indebtedness was R$41,940 million, of which 64.1%, or R$26,863 million, was related to variable interest rates. Our debts are mainly indexed to the following interest rates: (i) CDI/SELIC (41.2% of our indebtedness), (ii) TJLP (14.9% of our indebtedness) and (iii) LIBOR (1.9% of our indebtedness).

As of December 31, 2018, our total indebtedness was R$54,373 million, of which 86.2%, or R$46,862 million, was related to variable interest rates. Our debts are mainly indexed to the following interest rates: (i) CDI/SELIC (44.0% of our indebtedness), (ii) TJLP (12.0% of our indebtedness) and (iii) LIBOR (2.0% of our indebtedness).

Exchange Rate Risks

As of December 31, 2018, 23.2%, or R$12,608 million, of our total consolidated indebtedness of R$54,373 million was denominated in foreign currencies. As of December 31, 2018, 22.7% of our total consolidated indebtedness was denominated in U.S. dollars.

As of December 31, 2019, 20.5% of our total consolidated indebtedness of R$41,940 million was denominated in foreign currencies. As of December 31, 2019, 20.0% of our total consolidated indebtedness was denominated in U.S. dollars. As of December 31, 2019, our dollar denominated debt was R$8.4 billion.

In February 2020, we launched a tender offer to repurchase our 2021 Notes. We funded the tender offer through a concurrent new issuance of U.S.$1,250 million bonds, which was segregated into two tranches, one maturing in five years in the amount of U.S.$500 million and the other maturing in ten years in the amount of U.S.$750 million. The funds received from the new issuance exceeded the actual settlement of the debt through the repurchase, which totaled U.S.$1,124 million.

As a result, the issuance impacted our dollar denominated debt with an increase of U.S.$126 million, or R$508 million as of December 31, 2019. This increases our indebtedness in foreign currencies, as of February 5, 2020 (the date of the new issuance and the settlement of the tender offer), to R$9.1 billion, or 21.5% of the total consolidated indebtedness, and our dollar denominated indebtedness to R$8.9 billion, or 21% of the total consolidated indebtedness.

The sensitivity analysis on the U.S. dollar exchange rate allows us to anticipate how the depreciation of the real could impact our U.S. dollar denominated debt, including how much depreciation would be required for us to have an increase of R$1 billion in our debt compared to December 31, 2019. In this case, for every 10 cents of potential depreciation of the real against the dollar there is an increase of R$43 million in our liabilities. As an example, considering the exchange rate of U.S.$5.025 against the real as of March 20, 2020, our exposure was R$2.17 billion. An increase of R$1 billion in our U.S. dollar denominated debt as of December 31, 2019 would occur if the U.S. dollar reached an exchange rate of U.S.$6.39 against the real, a 27% depreciation as of March 20, 2020.

Our Consolidated Financial Statements demonstrate that we are taking advantage of our existing U.S. dollar denominated debt, as the disbursement profile of our liabilities is more elongated and concentrated than that of our assets. A significant part of the disbursements of our liabilities corresponds to the remaining payment on the 2021 Notes, in addition to our new issuance of February 2020. Accordingly, U.S.$1.87 billion or 85% of our total liabilities regarding exchange rate exposure are long-term liabilities, with maturity dates of 2021, 2025 and 2030, respectively.

Financial Hedge Policy

In order to hedge against financial risks, our Board of Executive Officers approved an (updated) hedging policy on October 30, 2009, which focuses on structural solutions and prioritizing certain exposures.

We also analyze other types of financial instruments, such as derivatives, used solely to protect those assets and liabilities with potential mismatches, and which cannot constitute financial leverage or third parties lending operation.

With respect to the interest rate risk, much of the exposure to LIBOR was mitigated through derivative transactions in 2011 and 2012, and whose residual exposure has reduced over time. In respect of other floating rates to which we are exposed, we perform, in line with our financial hedge policy, ongoing assessments of the risks of existing interest rates in order to ascertain the need to carry out new hedging transactions to mitigate the risks that we deem relevant.

With respect to the exchange rate risk, we have prioritized over the years the structural solution to mitigate the risk through foreign currency funding (between 2009 and 2011), thus substantially reducing the exchange rate risk to which we were exposed. As a result, the main focus of this risk for us has been having our cash flows denominated in foreign currency. For that purpose, we permanently assess the need to conduct operations to mitigate the exchange rate risks that are deemed relevant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Item 12.A. Debt Securities

Not applicable.

Item 12.B. Warrants and Rights

Not applicable.

Item 12.C. Other Securities

Not applicable.

ITEM 12.D. American Depositary Shares

Fees payable by the holders of our ADS

As resolved at the meeting of our Board of Directors held on June 30, 2017, and approved by the CVM through Official Letter 483/2017/CVM/SER/GER-2, and filed with the SEC on August 18, 2017 (i) for Class B Preferred Shares, on Form F-6 Registration Statement No. 333-219599 and (ii) for Common Shares, on Form F-6 Registration Statement No. 333-219600, the provision of depositary bank services for our ADSs negotiated on the NYSE will be made by Citibank, N.A. for both of our common and preferred ADS. ADR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADR holders are required to pay the depositary amounts in respect of expenses incurred by the depositary or its agents on behalf of ADR holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set out in the table below:

Depositary Action	Associated fee
Issuance of ADSs upon deposit of shares, upon a change in the ADS to Share ratio, or for any other reason, excluding issuances as a result of distributions described in the following item	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) issued

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) held

Distribution of cash dividends or other cash distributions	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) held

Cancellation of ADSs	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) cancelled

ADS Services	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) held on the then applicable record date(s) established by the depositary

Depositary reimbursements

In accordance with the deposit agreement entered between the depositary and us, the depositary reimburses us for certain expenses we incur in connection with the ADR programs and other expenses, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. The depositary also agreed to make an additional reimbursement annually based on the issuance and cancellation fees, dividend fees and depositary service fees charged by the depositary to our ADS holders. Accordingly, for the year ended December 31, 2019, Citibank N.A. reimbursed us U.S.$1,676 thousand.

The depositary may deduct applicable depositary fees and charges from the funds being distributed in the case of cash distributions. For distributions other than cash, the depositary will invoice the amount of the applicable depositary fees to the applicable holders.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision of, and with participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15e, as of the year ended December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2019, and that the design and operation of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because material weaknesses in the current operation of our internal control over financial reporting were identified as described below.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of our management and directors and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using the criteria described in Internal Control –Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that, as of December 31, 2019, our internal control over financial reporting was not effective because material weaknesses existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis. These material weaknesses resulted in adjustments to the deferred taxes and impairment account balances.

The material weaknesses in internal control over financial reporting existed as of December 31, 2019 related to: (i) lack of an effective control environment and monitoring of controls, which led to: (a) a failure to monitor that control deficiencies were not remediated in a timely manner, (b) a failure to maintain effective controls over the completeness and accuracy of key spreadsheets and system-generated reports used in controls, and (c) a failure to design and maintain controls in response to risks of material misstatement related to business processes in scope; (ii) a failure to design and maintain controls over the period-end financial reporting, which led to: (a) the incompleteness of assets that should be considered for impairment analysis and inaccuracy of impairment calculations, and (b) incomplete and inaccurate accounting for deferred taxes; (iii) a failure to design and maintain controls related to review and approval of ERP transactions that could lead to non-authorized manual journal entries; and (iv) a failure to design and maintain controls related to access granting procedures and segregation of duties.

Remediation of Material Weakness

Regarding impairments, the remediation actions include (a) enhancing the Management Review Controls of the events that could generate a trigger and estimates utilized in the determination of the corporate impairments and the assets held for sale and (b) implementation of a specific process of impairment analysis for assets held for sale, in order to ensure the completeness of this process.

To improve our controls over the accounting for deferred taxes, we are reviewing the process of gathering information and calculating deferred taxes and will provide specific training to the process owners.

In order to remediate deficiencies of period-end financial reporting and manual journal entries key controls, we are identifying all manual journal entries entered into the new version of the SAP system which was implemented for all companies in 2019 and will deploy new controls, starting in 2020, in order to provide monitoring and approval controls over specific transactions that could lead to non-authorized entries, also ensuring completeness and accuracy of period-end financial reporting.

In relation to the access granting procedures and segregation of duties, we are finalizing a complete review of the access profiles and concession procedures, and also the standardization of segregation of duties, as a consequence of change management related to the SAP unique basis and shared services centers implementations. Those implementation procedures were concluded during 2019 and we will design and maintain new controls and procedures related to the segregation of duties.

Regarding the control environment as a whole, we are implementing the GRC-SAP (Governance Risk and Compliance) module, which reviews the control matrices of the processes, reinforcing the COSO principles for risk owners, associated with a remediation plan for all ineffective key controls.

(c) Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2019, has been audited by PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm. Their audit report is included in our audited consolidated financial statements included in this Form 20-F.

(d) Changes in internal control over financial reporting

Except as described above, there were no changes in internal control over financial reporting identified in the evaluation for the year ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mauro Gentile Rodrigues Cunha, a member and the coordinator of our Audit and Risks Committee, is an “audit committee financial expert” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our Audit and Risks Committee, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Committees—Audit and Risks Committee.”

ITEM 16B. CODE OF ETHICS

The Code of Ethical Conduct and Integrity is the main document to guide the actions of our group, as it sets out and reinforces the commitments that we assume with our customers. The Code of Ethical Conduct and Integrity is applicable to our workforce, executive officers and Board of Directors.

Determined to act on the four pillars of governance - transparency, equity, accountability and corporate responsibility - we have been reshaping ourselves to face the new challenges that lie ahead. New legislation on the subject was the main driver for the revision of our Code of Ethical Conduct and Integrity, and internally, we created the Compliance Department in 2016, founded on three pillars: risk management, internal controls and corporate integrity.

In 2018, our Code of Ethical Conduct and Integrity was revised to comply with the new laws enacted in Brazil, which focus on ethics and integrity, and:

•	Decree No. 7.203/10 (“Nepotism”)

•	Law No. 12,257/11 (“Access to Information Law”);

•	Law No. 12,529/11 (“Anti-Trust Law”);

•	Law No. 12,813/13 (“Conflicts of Interest Law”);

•	Law No. 12,846/13 (“Clean Company Law”) and Regulatory Decree No. 8,420, dated March 18, 2015;

•	Law of Government-Controlled Companies; and

•	Normative Instruction MP/CGU No. 01, dated May 10, 2016 (regarding Governance and Risk Management).

Following up on the internalization of an ethical culture, in 2019 the 6th edition of the Week of Integrity and Ethical Culture of Eletrobras companies took place, an annual event open to all employees to address issues related to integrity and ethics. In 2019, the event addressed themes such as integrity mechanisms in relationships with suppliers and the public agencies, Code of Ethical Conduct and Integrity in practice; moral harassment, the Eletrobras Whistleblowing Channel and the management of whistleblowers.

Through the Whistleblowing Channel, launched in 2017, anyone can report violations or suspected violations of the Code of Ethical Conduct and Integrity of our companies, the Corporate Integrity Program (Compliance) and anti-corruption laws through a centralized channel operated by an independent third party. The anonymity and confidentiality of the complaints are ensured, as well as non-retaliation to the whistleblower.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services provided to us by PricewaterhouseCoopers Auditores Independentes (“PwC”) during the fiscal year ended December 31, 2019, KPMG Auditores Independentes (“KPMG”) during the fiscal year ended December 31, 2018, and with respect to the category “All Other Fees,” KPMG Assessores LTDA during the fiscal years ended December 31, 2019 and 2018.

	2019	2018
	(R$)
Audit Fees	18,976,286.17	12,412,522.24
Audit-Related Fees	-	-
Tax Fees	-
All Other Fees	784,551.45	7,420,086.24
Total	19,760,837.62	19,832,608.69

Audit Fees

Audit fees consist of the fees paid to PwC and KPMG and their respective affiliates, in connection with the audits of our annual consolidated financial statements and internal controls, interim reviews of our quarterly financial information comfort letters, procedures related to the audit of income tax provisions in connection with the audit and the review of our consolidated financial statements.

Audit-Related and Tax Fees

No audit-related and tax fees were paid to PwC for the fiscal year ended December 31, 2019 or to KPMG for the fiscal year ended December 31, 2018.

All Other Fees

No other fees were paid to PwC for the fiscal year ended December 31, 2019. For the fiscal years ended December 31, 2019 and 2018, R$785 thousand and R$7,420 thousand, respectively, were paid to KPMG Assessores LTDA for the shadow investigation.

Audit and Risks Committee Pre-Approval Policies and Procedures

The Audit and Risks Committee recommends to the Board of Directors for approval, the entity to be hired to provide independent audit services to us and our subsidiaries and its compensation, as well as its replacement. The engagement of an independent auditor for non-audit services is subject to prior approval of the Audit and Risks Committee to ensure compliance with independence rules. For more information regarding our Board of Directors and Audit and Risks Committee, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

The Board of Directors relies on the support of the Audit and Risks Committee. The committee was authorized in May 2017 and commenced operations as a statutory committee on May 18, 2018. Its operating rules are established under its by-laws, according to the Law of Government-Controlled Companies and other applicable laws. Its purpose is to advise the Board of Directors on the fulfillment of its responsibilities and guide our senior management, including by limiting the analysis and issuance of recommendations on risks and strategies to be adopted by us, concerning internal controls, auditing and management, to ensure greater efficiency and quality in matters related to its area of operation. The Audit and Risks Committee is also be responsible for our subsidiaries. The Audit and Risks Committee, which is permanent, consists of at least three members and a maximum of five members, and observes the conditions imposed by applicable national and foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the SEC and the NYSE applicable to us. Our Audit and Risks Committee has internal regulations.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are eligible to rely on and choose to rely on the Securities Exchange Act Rule 10A-3 exemption 10A-3(c)(3), which provides a general exemption for a foreign private issuer from the requirements of Rule 10A-3(b)(1)-(5), subject to certain requirements.

Under Rule 10A-3(c)(3) of the Exchange Act, considering that (i) our bylaws expressly require that our Audit and Risks Committee comply with applicable Brazilian laws and that our Audit and Risks Committee comply with the rules of the CVM and any other applicable Brazilian laws; and (ii) SEC’s interpretive letter issued on November 8, 2018, we are exempt from the audit committee requirements of Rule 10A-3(b)(1)-(5).

We believe that our Audit and Risks Committee otherwise complies with Rule 10A-3(c)(3) to the extent permitted by Brazilian law.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

PwC replaced KPMG on April 2, 2019 as our independent public accountants and has audited our financial statements for the fiscal years starting January 1, 2019. The change in auditors was made pursuant to a regulation of the CVM that limits the consecutive terms that certain service providers may serve, and we informed the market and the auditor of this change in accordance with a material fact disclosed to the market on April 11, 2019. Because of the limitations set forth in this regulation, we would not have been permitted to renew KPMG’s contract when it expired. The replacement of KPMG by PwC was recommended by our Audit and Risks Committee and approved by our Board of Directors. KPMG was engaged as our auditor until the filing of the 2018 Form 20-F with the SEC on April 30, 2019.

KPMG’s reports on our consolidated financial statements as of and for the years ended December 31, 2018 and 2017 did not contain any adverse opinion or a disclaimer of opinion, nor were those reports qualified or modified as to uncertainty, audit scope or accounting principles; however KPMG did express an opinion that we did not maintain effective internal control over financial reporting as of December 31, 2018 and 2017, because of the material weaknesses in internal control over financial reporting as described in our annual reports on Form 20-F for the years ended December 31, 2018 and 2017, respectively.

In 2018, our material weaknesses involved: (i) insufficient involvement of trained personnel on a timely basis, including at relevant subsidiaries; (ii) ineffective general information technology controls (GITC) regarding management and monitoring of privileged accesses; and (iii) ineffective management review and/or processes level controls over the financial reporting, where: (a) for continued operations, adoption of IFRS 9 and 15 standards on transmission operations; contingencies, fixed assets, impairments of assets and related accounts; and (b) for discontinued operations, contingencies; accounts payable; accounts receivable; revenue; taxes, and related accounts; were not designed or operating at a sufficient level of precision to identify material misstatements.

During the fiscal years ended December 31, 2018 and 2017, and any subsequent interim period prior to April 2, 2019, there were no disagreements with KPMG on any matters of accounting principles and practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the disagreement in connection with its reports on our financial statements.

We have provided KPMG with a copy of the foregoing disclosure, and have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with such disclosure. We are including as Exhibit 15.2 to this Form 20-F a copy of the letter from KPMG as required by Item 16F(a)(3) of Form 20-F.

During the fiscal years ended December 31, 2018 and 2017, and any subsequent interim period prior to April 2, 2019, we did not consult with PwC regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by PwC on our financial statements. Further, PwC did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting or any matter being the subject of disagreement or “reportable event” or any other matter as defined in Item 16F(a)(v) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

See “Item 9.C. The Offering and Listing—Markets—Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.”

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Please see our consolidated financial statements beginning on page F-1. In 2017 and 2016, CTEEP met the 3-09 requirements of Regulation S-X and, accordingly, we will file the financial statements for that entity as of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019 as part of our annual report. In 2018 and 2019, none of our affiliated entities was a significant entity under Rule 3-09 of Regulation S.

ITEM 19. EXHIBITS

2.1	Second Amended and Restated Deposit Agreement between Centrais Elétricas Brasileiras S.A.—Eletrobras and Citibank, N.A., incorporated herein by reference from our Form F-6, filed on August 1, 2017, file N. 333-219600.

2.2	Second Amended and Restated Deposit Agreement between Centrais Elétricas Brasileiras S.A.—Eletrobras and Citibank, N.A., incorporated herein by reference from our Form F-6, filed on August 1, 2017, file N. 333-219599.

2.3	Description of Securities.

2.4	The total amount of long-term debt securities of our company and our subsidiaries under any one instrument does not exceed 10% of the total assets of our company and our subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.2	By-Laws of Centrais Elétricas Brasileiras S.A.—Eletrobras (English translation), dated November 30, 2017.

4.1	Itaipu treaty signed by Brazil and Paraguay—Law No. 5,899 of July 5, 1973, incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

8.1	List of subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

13.1	Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

13.2	Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

15.2	Auditor’s Letter Regarding Change in External Auditor.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.—ELETROBRAS

May 19, 2020	By:	/s/ Wilson Pinto Ferreira Junior
		Name:	Wilson Pinto Ferreira Junior
		Title:	Chief Executive Officer

	By:	/s/ Elvira Baracuhy Cavalcanti Presta
		Name:	Elvira Baracuhy Cavalcanti Presta
		Title:	Chief Financial and Investor Relations Officer

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.—ELETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Centrais Elétricas Brasileiras S.A. - Eletrobras

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Centrais Elétricas Brasileiras S.A. – Eletrobras and its subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of profit and loss, comprehensive income and loss, changes in equity and cash flows for the year ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO because material weaknesses in internal control over financial reporting existed as of that date related to: (i) lack of an effective control environment and monitoring of controls, which led to: (a) failure to monitor that control deficiencies were not remediated in a timely manner,  (b) failure to maintain effective controls over the completeness and accuracy of key spreadsheets and system-generated reports used in controls, and  (c) failure to design and maintain controls in response to risks of material misstatement related to business processes in scope;  (ii) failure to design and maintain controls over the period-end financial reporting, which led to: (a) the incompleteness of assets that should be considered for impairment analysis and inaccuracy of impairment calculations, and (b) incomplete and inaccurate accounting for deferred taxes;  (iii) failure to design and maintain controls related to review and approval of ERP transactions that could lead to non-authorized manual journal entries; and  (iv) failure to design and maintain controls related to access granting procedures and segregation of duties.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the Managements Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

We also have audited the adjustments to revise the 2018 financial statements to correct an error and to retrospectively apply the change in accounting for fair value of the Basic Network of Existing System (RBSE), as described in Note 3.2.1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2018 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2018 financial statements taken as a whole.

Change in Accounting Principles

As discussed in Notes 3.2.1 and 3.2.3 to the consolidated financial statements, the Company changed the manner in which it accounts for fair value of the Basic Network Existing System (RBSE) and the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Operational status of subsidiaries and jointly-controlled subsidiaries

As discussed in Note 14.7 to the consolidated financial statements, the subsidiary Amazonas Geração e Transmissão de Energia S.A. has negative equity. The subsidiary Eletrobras Termonuclear S.A. (Eletronuclear) and the investees Madeira Energia S.A., Norte Energia S.A., Energia Sustentável do Brasil S.A. and Teles Pires Participações S.A. each have current liabilities in excess of their respective current assets on December 31, 2019. The circumstances of the subsidiaries and jointly-controlled companies demonstrate the need to maintain financial support from third parties, the Company and / or other shareholders.

Definition and Limitations of Internal Control over Financial Reporting

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Litigation Contingencies

As described in Notes 3.17.2. and 29 to the consolidated financial statements, the Company recognized liabilities in the consolidated financial statements in total amount of R$ 25.246.426 thousand for the resolution of pending litigation when management determines that a loss is probable and the amount of the loss can be reasonably estimated for all litigation contingencies, including civil claims related to the compulsory loans contingency, which amounted to R$ 17.561.611 thousand. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing information available, (i) management concludes that is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to litigation contingencies is a critical audit matter are there was significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or range of loss for each claim can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management’s assessment of the loss contingencies associated with litigation claims. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified related to the control environment which includes litigation contingencies.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, obtaining and evaluating the letters of internal and external lawyers, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Company’s litigation contingency disclosures. Specifically, for the compulsory loans contingency, the audit procedures performed also includes the calculation considering the completeness of the cases related to this litigation, the monetary restatement criteria, the accrual of interest criteria and the different stages of the action related to the judicial status of the litigation.

Assessment of Impairment for fixed assets and investments in associate companies

As described in Notes 19 and 14 to the consolidated financial statements, the Company’s consolidated fixed assets and investments accounted for-by the equity method balance amounted to R$ 33,316 million and R$ 27,056 million, respectively, at December 31, 2019. Management evaluates impairment indicators for fixed assets and investments in associate companies. When impairment indicators are identified, management compares the carrying value of an asset, or a cash-generating unit (CGU), with its recoverable amount. An impairment charge is recognized when the carrying value exceeds the recoverable amount. Potential impairment is identified by comparing the value in use of an asset to its carrying amount. Value in use is estimated by management using a discounted cash flow model. Management’s cash flow projections for fixed assets and investments in associate companies tested includes significant judgments and assumptions relating to revenue growth rates, projected operating income and the discount rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment for fixed assets and investments in associate companies is a critical audit matter is based on the fact that there was significant judgment by management when developing the value in use measurement of each asset or CGU. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant judgments and assumptions including revenue growth rates, projected operating income and the discount rate. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified related to this matter. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, testing management’s process for developing a reliable estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the discount rate, revenue growth rates, and projected operating income. Evaluating management’s assumptions related to revenue growth rates and projected operating income involved evaluating whether the assumptions used by management were reasonable considering (i) the contractual conditions of each concession contract; (ii) the current and past performance of the CGU, (iii) the consistency with external market and industry data, and (iv) the consistency of these assumptions with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s management discounted cash flow model and certain significant assumptions, including the discount rate.

Deferred taxes assessment

As described in Note 10 to the consolidated financial statements, the Company’s consolidated deferred income and social contribution taxes assets and liabilities balances were R$ 7,184 million and R$ 10,699 million, respectively, at December 31, 2019. Deferred tax assets are recognized for temporary differences, income tax losses carryforwards and negative basis of social contribution, to the extent that they are considered probable by Company´s management, considering sufficient future taxable profits against which the deferred tax assets can be utilized, on individual entity level.

The principal considerations for our determination that performing procedures relating to the recoverability of deferred taxes asset is a critical audit matter are the fact that there was significant judgment by management when developing the projections of future results and future taxable profits of each subsidiary. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s projections and significant assumptions. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified related to this matter. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, testing management’s process for developing the recoverable amount; evaluating the appropriateness of the business plan model, the consideration of historical profits and the comparison with the deferred tax liabilities and testing the nature and amounts of the temporary differences and income tax and social contribution losses that could be deducted from the future tax bases.

Contractual assets and the Basic Network of the Existing System (RBSE) - Measurement

As described in Notes 4.9, 4.10, 16 and 17 to the consolidated financial statements, the Company’s consolidated contractual assets and RBSE balances were R$ 14,860 million and R$ 34,288 million, respectively, at December 31, 2019. The measurement of these assets is based on significant judgment for the determination of the discount rate that represents the financial component embedded in the future cash flows to be received, the allowed annual revenue established in the contracts, the expected amount of investments and costs to be made in the concession contracts and the interest rate criteria.

The principal considerations for our determination that performing procedures relating to the contractual assets and RBSE is a critical audit matter are the fact that there was significant judgment by management when developing the process of measuring such assets. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s projections and significant assumptions, which includes the determination of the discount rate that represents the financial component embedded in the future cash flows to be received, the allowed annual revenue established in the contracts, the expected amount of investments and costs to be made in the concession contracts and the interest rate criteria. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified related to the control environment which includes contractual assets and RBSE. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements.. These procedures included, among others, testing management’s process for developing the estimated value of the assets; evaluating the appropriateness of the discount rate; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the discount rate. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model of the RBSE and certain significant assumptions, including the discount rate.

/s/ PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, Brazil

May 19, 2020

We have served as the Company's auditor since 2019.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Centrais Elétricas Brasileiras S.A. - Eletrobras

Rio de Janeiro - RJ

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments for the correction of the error described in Note 3.2.1(a) and the effects of the adjustments to retrospectively apply the change in accounting described in Note 3.2.1(b), the consolidated balance sheet of Centrais Elétricas Brasileiras S.A. — Eletrobras and subsidiaries (the “Company”) as of December 31, 2018, and the related consolidated statements of profit and loss, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018 and the related notes. The 2018 and 2017 consolidated financial statements before the effects of the adjustments described in Note 3.2.1(a) and 3.2.1(b) are not presented herein. In our opinion, except for the error described in Note 3.2.1(a) and before the effects of the adjustments to retrospectively apply the change in accounting described in Note 3.2.1(b), the consolidated financial statements present fairly, in all material respects, the financial position of Centrais Elétricas Brasileiras S.A. — Eletrobras and subsidiaries as of December 31, 2018, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We were not engaged to audit, review, or apply any procedures to the adjustments for the correction of the error described in Note 3.2.1 (a) and to the adjustments to retrospectively apply the change in accounting described in Note 3.2.1 (b) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

We did not audit the financial statements of Norte Energia S.A. (a 49.98 percent owned investee company) for the year ended December 31, 2017. After consolidating adjustments, the Company’s equity in net loss of R$ 68,926 thousand, for the year ended December 31, 2017. The financial statements of Norte Energia S.A. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Norte Energia S.A. is based solely on the reports of the other auditors.

Subsidiaries and investees ability to continue operations as a going concern

As further described in Note 14 to the consolidated financial statements, the subsidiary Amazonas Geração e Transmissão de Energia S.A. has continued to incur operating losses and has liabilities in excess of assets, and the subsidiary Eletrobras Termonuclear S.A. (Eletronuclear) and the investees Madeira Energia S.A., Norte Energia S.A., ESBR Participações S.A. and Teles Pires Participações S.A. each have current liabilities in excess of their respective current assets on December 31, 2018. The financial statements of these subsidiaries and investees have been prepared assuming these subsidiaries and investees will continue as a going concern. The Company´s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes

We served as the Company’s auditor from 2014 to 2018.

Rio de Janeiro, RJ
April 30, 2019

 CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

 BALANCE SHEET AS OF DECEMBER 31, 2019 AND 2018

 ( In thousand Reais )

ASSETS	NOTE	12/31/2019	12/31/2018
CURRENT
Cash and cash equivalents	5	335,307	583,352
Restricted cash	5	3,227,536	1,560,088
Marketable Securities	6	10,426,370	6,408,104
Accounts Receivable, net	7	5,281,333	4,079,221
Contractual transmission assets	17	1,116,009	1,302,959
Financial assets - Concessions and Itaipu	16	5,927,964	6,013,891
Financing and loans	8	3,473,393	3,903,084
Dividends Receivables	9	299,899	219,895
Recoverable Taxes	10	1,474,662	1,216,261
Income tax and social contributions	10	2,382,899	2,420,165
Reimbursement rights	11	48,458	454,139
Inventory		471,824	380,292
Nuclear fuel inventory	12	538,827	510,638
Derivative financial instruments	41	140,543	182,760
Hydrological risk		13,590	81,301
Others		2,016,330	2,104,904
		37,174,944	31,421,054

Assets held for sale	45	3,543,519	15,424,359
TOTAL CURRENT ASSETS		40,718,463	46,845,413

NON-CURRENT
LONG-TERM
Reimbursement rights	11	5,415,547	5,802,172
Financing and loans	8	10,803,423	9,971,857
Accounts Receivable	7	285,351	8,413
Marketable Securities	6	407,071	293,833
Nuclear fuel inventory	12	840,550	828,410
Recoverable taxes	10	420,370	265,805
Deferred income tax and social contribution	10	463,451	553,409
Guarantees and restricted deposits		6,891,416	5,788,905
Contractual transmission assets	17	13,744,276	13,268,837
Financial assets - Concessions and Itaipu	16	31,633,512	34,100,453
Derivative financial instruments	41	151,315	188,262
Advances for future capital increase	13	181,257	459,563
Hydrological risk		179,879	227,083
Decommissioning fund		1,222,393	897,847
Others		1,024,607	706,556
		73,664,418	73,361,405

INVESTMENTS	14
Accounted for-by the equity method		27,055,929	26,536,198
Maintained at fair value		2,056,990	1,447,150
		29,112,919	27,983,348

FIXED ASSETS	15	33,315,874	32,370,392

INTANGIBLE ASSETS	18	655,041	649,650

TOTAL NON-CURRENT ASSETS		136,748,252	134,364,795

TOTAL ASSETS		177,466,715	181,210,208

 CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

 BALANCE SHEET AS OF DECEMBER 31, 2019 AND 2018

 ( in thousand Reais )

LIABILITIES AND EQUITY	NOTE	12/31/2019	12/31/2018
CURRENT
Financing and loans	21	7,636,633	12,066,912
Debentures	22	78,527	36,073
Compulsory loan	24	15,156	15,659
Suppliers	20	3,095,469	3,360,550
Advances from clients		683,602	421,002
Taxes payable	25	1,575,658	1,277,051
Income tax and social contribution	25	2,532,732	2,953,072
Provision for Onerous contracts	32	3,913	9,436
Shareholder remuneration	27	2,575,216	1,305,633
Payroll		1,331,257	1,395,985
Reimbursement obligations	11	1,796,753	1,250,619
Post-employment benefit	28	161,773	164,160
Provisions for litigation	29	1,031,488	931,364
Regulatory Fees	26	627,611	653,017
Leasing	23	219,484	152,122
Derivative financial instruments	41	683	962
Others		579,394	235,387
		23,945,349	26,229,004

Liabilities associated to assets held for sale	45	1,692,708	10,294,967
TOTAL CURRENT LIABILITIES		25,638,057	36,523,971

NON CURRENT
Financing and loans	21	34,303,730	42,305,886
Suppliers	20	18,143	16,555
Debentures	22	5,880,751	432,155
Advances from clients		369,262	448,881
Compulsory loan	24	470,600	477,459
Asset decomission obligation	30	3,129,379	2,620,128
Provisions for litigation	29	24,214,938	23,196,295
Post-employment benefit	28	4,353,406	2,894,949
Onerous contracts	32	361,934	715,942
Leasing	23	987,705	823,993
Concessions payable - Use of Public Property		68,555	64,144
Advances for future capital increase	31	50,246	3,873,412
Derivative financial instruments	41	5,000	25,459
Regulatory Fees	26	730,303	721,536
Taxes payable	25	239,959	248,582
Deferred income tax and social contribution	10	3,978,754	8,315,386
Others		1,271,847	1,496,527
TOTAL NON-CURRENT LIABILITIES		80,434,512	88,677,289

EQUITY
Capital stock	34	31,305,331	31,305,331
Advances for future capital increase	31	7,751,940	-
Capital reserves		13,867,170	13,867,170
Profit reserves		23,887,181	15,887,829
Other accumulated comprehensive loss		(5,904,821)	(5,517,424)
Interest of controlling shareholders		70,906,801	55,542,906

Interest of non-controlling shareholders		487,345	466,042

TOTAL EQUITY		71,394,146	56,008,948

TOTAL OF LIABILITIES AND EQUITY		177,466,715	181,210,208

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

( in thousand Reais )

	NOTE	12/31/2019	12/31/2018	12/31/2017
CONTINUED OPERATIONS
NET OPERATING REVENUE		23,649,944	21,310,045	24,518,505
Finance - Return on Investment - RBSE		4,075,583	4,462,260	4,922,827
NET OPERATING REVENUE	36	27,725,527	25,772,305	29,441,332

OPERATING EXPENSES

Energy purchased for resale	37	(2,162,318)	(1,559,533)	(6,155,563)
Charges upon use of electricity network		(1,593,223)	(1,482,125)	(1,372,439)
Fuel to produce electricity		(2,107,161)	(1,184,948)	(961,664)
Construction		(915,117)	(1,310,457)	(970,283)
Personnel, supplies and services	38	(8,278,287)	(7,804,361)	(8,909,209)
Depreciation		(1,707,138)	(1,607,273)	(1,441,077)
Amortization		(100,291)	(94,716)	(82,829)
Donations and contributions		(156,166)	(137,802)	(163,798)
Operating charges (reversals), net		(2,005,808)	6,495,463	(4,645,594)
Others		(1,415,834)	(1,166,254)	(1,212,380)
		(20,441,343)	(9,852,006)	(25,914,836)

OPERATING PROFIT (LOSS) BEFORE FINANCIAL RESULT		7,284,184	15,920,299	3,526,496

FINANCIAL RESULT

Financial Revenue
Income from interest, commissions and fees		876,212	2,642,607	1,736,654
Income from financial investments		763,016	686,179	962,516
Additional interest on energy		252,112	248,407	169,712
Monetary adjustment gain		1,205,941	699,871	947,365
Exchange variation gain		2,662,259	4,150,664	930,835
Gains on derivatives		-	20,366	237,386
Other financial income		1,217,524	1,346,186	412,830

Financial Expenses
Debt charges		(3,247,747)	(2,680,884)	(3,449,846)
Leasing charges		(340,819)	(308,770)	-
Charges on shareholders' funds		(271,130)	(270,533)	(388,408)
Monetary adjustment loss		(788,982)	(800,789)	(1,201,884)
Exchange variation loss		(2,627,251)	(4,364,256)	(1,065,028)
Losses on derivatives		(56,613)	(63,378)	(35,797)
Other financial expenses		(1,725,548)	(2,680,301)	(992,451)
	39	(2,081,026)	(1,374,631)	(1,736,116)

PROFIT (LOSS) BEFORE RESULTS OF EQUITY, INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS		5,203,158	14,545,668	1,790,380

RESULTS OF EQUITY METHOD INVESTMENTS	14	1,140,733	1,384,850	1,167,484

OTHER REVENUE AND EXPENDITURE		24,715	-	-

PROFIT (LOSS) BEFORE TAXES AND SOCIAL CONTRIBUTIONS		6,368,606	15,930,518	2,957,864

Current income tax and social contribution		(2,664,975)	(3,141,578)	(1,193,291)
Deferred income tax and social contribution		3,755,237	657,860	(317,343)
TOTAL INCOME TAXES AND SOCIAL CONTRIBUTIONS	25	1,090,262	(2,483,718)	(1,510,634)

NET INCOME (LOSS) FOR YEAR OF CONTINUING OPERATIONS		7,458,868	13,446,800	1,447,230

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY		7,412,149	13,243,423	1,399,758
AMOUNT ATTRIBUTED TO NON-CONTROLLING SHAREHOLDERS		46,719	203,377	47,472

DISCONTINUED OPERATION

NET INCOME (LOSS) FOR YEAR OF DISCONTINUED OPERATIONS	47	3,284,975	(99,223)	(3,172,921)

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY		3,284,975	18,955	(3,163,563)
AMOUNT ATTRIBUTED TO NON-CONTROLLING SHAREHOLDERS		-	(118,178)	(9,358)

NET INCOME (LOSS) OF THE YEAR		10,743,843	13,347,577	(1,725,691)

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY		10,697,124	13,262,378	(1,763,805)
AMOUNT ATTRIBUTED TO NON-CONTROLLING INTERESTS		46,719	85,199	38,114

PROFIT OR LOSS PER SHARE	36

Profit (Loss) basic per share (ON)		R$ 7.76	R$ 9.62	R$ (1.30)
Profit (Loss) basic per share (PN)		R$ 8.53	R$ 10.58	R$ (1.30)
Profit (Loss) diluted per share (ON)		R$ 6.65	R$ 9.52	R$ (1.30)
Profit (Loss) diluted per share (PN)		R$ 7.31	R$ 10.48	R$ (1.30)

Continued Operation
Profit (Loss) basic per share (ON)		R$ 5.37	R$ 9.60	R$ 1.02
Profit (Loss) basic per share (PN)		R$ 5.91	R$ 10.56	R$ 1.02
Profit (Loss) diluted per share (ON)		R$ 4.61	R$ 9.51	R$ 1.02
Profit (Loss) diluted per share (PN)		R$ 5.07	R$ 10.46	R$ 1.02

 CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

( in thousand Reais )

	CAPITAL STOCK	ADVANCES FOR FUTURE CAPITAL INCREASE	CAPITAL RESERVES	LEGAL	PROFIT RETENTION	UNREALIZED PROFIT	STATUTORY	SPECIAL RESERVE OF DIVIDENDS	STATUTORY - INVESTMENTS	ADJUSTMENTS OF REFLEX EQUITY VALUATION	ACCUMULATED PROFIT / LOSSES	ACCUMULATED OTHER COMPREHENSIVE INCOME	EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	NON CONTROLLING INTEREST	TOTAL EQUITY
On December 31, 2016	31,305,331	-	13,867,170	171,295	713,803	386,375	1,747,209	-	-	33,261	-	(4,020,974)	44,203,470	(138,543)	44,064,927
Sale of Investments	-	-	-	-	-	-	-	-	-	-	-	-	-	363,064	363,064
Accumulative conversion adjustments	-	-	-	-	-	-	-	-	-	-	-	2,445	2,445	30	2,475
Post-employment benefit adjustments	-	-	-	-	-	-	-	-	-	-	-	(193,024)	(193,024)	78,810	(114,214)
Fair value of financial instruments available for sale	-	-	-	-	-	-	-	-	-	-	-	92,299	92,299	14,773	107,072
Deferred Income tax and social contribution over other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	(31,382)	(31,382)	1	(31,381)
Adjustment of Controlled / Associated Companies	-	-	-	-	-	-	-	-	-	-	4,311	10,775	15,086	56,906	71,992
Result of the acquisition of investees	-	-	-	-	-	-	-	-	-	-	28,874	(43,801)	(14,927)	-	(14,927)
Financial instruments - Hedge	-	-	-	-	-	-	-	-	-	-	-	6,250	6,250	-	6,250
Equity valuation adjustments	-	-	-	-	-	-	-	-	-	(10,827)	10,827	-	-	-	-
Net income (Loss) in the year	-	-	-	-	-	-	-	-	-	-	(1,763,805)	-	(1,763,805)	38,114	(1,725,691)
Unclaimed Remuneration of Shareholders - Prescribed	-	-	-	-	-	-	-	-	-	-	22,967	-	22,967	-	22,967
Absorption of losses	-	-	-	-	-	-	(1,696,826)	-	-	-	1,696,826	-	-	-	-
On December 31, 2017	31,305,331	-	13,867,170	171,295	713,802	386,375	50,382	-	-	22,434	-	(4,177,412)	42,339,377	413,155	42,752,532
Adjustments of adoption - IFRS 15 and IFRS 09	-	-	-	-	-	-	-	-	-	-	2,525,081	-	2,525,081	2,588	2,527,669
On January 1, 2018	31,305,331	-	13,867,170	171,295	713,802	386,375	50,382	-	-	22,434	2,525,081	(4,177,412)	44,864,458	415,743	45,280,201
Accumulative conversion adjustments	-	-	-	-	-	-	-	-	-	-	-	28,340	28,340	-	28,340
Post-employment benefit adjustment	-	-	-	-	-	-	-	-	-	-	-	(616,468)	(616,468)	-	(616,468)
Financial instruments at fair value by means of OCI	-	-	-	-	-	-	-	-	-	-	-	110,658	110,658	-	110,658
Deferred Income tax and social contribution over other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	(37,624)	(37,624)	-	(37,624)
Adjustment of Controlled / Associated Companies	-	-	-	-	-	-	-	-	-	-	5,721	(828,071)	(822,350)	(34,900)	(857,250)
Financial instruments - Hedge	-	-	-	-	-	-	-	-	-	-	-	3,153	3,153	-	3,153
Carrying out of equity valuation adjustment	-	-	-	-	-	-	-	-	-	(22,434)	22,434	-	-	-	-
Unclaimed Remuneration of Shareholders - Prescribed	-	-	-	-	-	-	-	-	-	-	362	-	362	-	362
Net income in the year	-	-	-	-	-	-	-	-	-	-	13,262,378	-	13,262,378	85,199	13,347,577
Constitution of reserves	-	-	-	663,119	5,233,529	(386,375)	132,624	2,291,889	6,631,189	-	(14,565,975)	-	-	-	-
Proposed dividends	-	-	-	-	-	-	-	-	-	-	(1,250,000)	-	(1,250,000)	-	(1,250,000)
On December 31, 2018	31,305,331	-	13,867,170	834,414	5,947,331	-	183,006	2,291,889	6,631,189	-	-	(5,517,424)	55,542,906	466,042	56,008,948
Accumulative conversion adjustments							-	-	-	-	-	7,795	7,795	-	7,795
Post-employment benefit adjustment							-	-	-	-	-	415,190	415,190	-	415,190
Financial instruments at fair value by means of OCI							-	-	-	-	-	577,419	577,419	-	577,419
Deferred Income tax and social contribution over other comprehensive income							-	-	-	-	-	(196,322)	(196,322)	-	(196,322)
Adjustment of Controlled / Associated Companies							-	-	-	-	(157,205)	(1,190,040)	(1,347,245)	(25,416)	(1,372,661)
Advances for future capital increase		7,751,940					-	-	-	-	-	-	7,751,940	-	7,751,940
Financial instruments - Hedge							-	-	-	-	-	(1,439)	(1,439)	-	(1,439)
Net income in the year							-	-	-	-	10,697,124	-	10,697,124	46,719	10,743,843
Constitution of reserves				534,856	2,008,963		106,971	-	5,348,562	-	(7,999,352)	-	-	-	-
Proposed dividends							-	-	-	-	(2,540,567)	-	(2,540,567)	-	(2,540,567)
On December 31, 2019	31,305,331	7,751,940	13,867,170	1,369,270	7,956,294	-	289,977	2,291,889	11,979,751	-	-	(5,904,821)	70,906,801	487,345	71,394,146

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND LOSS FOR YEARS ENDED DECEMBER
31, 2019, 2018 AND 2017

( in thousand Reais )

	12/31/2019	12/31/2018	12/31/2017
Net income in the year	10,743,843	13,347,577	(1,725,691)

Other components of the comprehensive income

Items that will not be reclassified for income
Financial instruments at fair value through ORA	597,223	56,754	-
Deffered Income Tax/Social Contribution	(201,704)	(19,296)	-
Actuarial gains or losses	(1,688,837)	19,105	(114,214)
Deffered Income Tax/Social Contribution on Net Income	913,469	-	-
	(379,849)	56,563	(114,214)
Items that may be reclassified to profit or loss
Cumulative Conversion Adjustments	12,824	208,656	2,475
Cash flow hedge adjustment	(1,439)	3,153	6,250
Acquisition of investees	-	-	(43,801)
Deffered Income Tax/Social Contribution	-	-	(36,404)
Fair value of financial instruments available for sale	-	-	107,072
Share in comprehensive income of subsidiaries, affiliates and jointly controlled companies	(18,933)	(1,590,057)	67,681
Deffered Income Tax/Social Contribution on Net Income	-	(18,327)	5,023
	(7,548)	(1,396,575)	108,296

Other components of the comprehensive income in the year	(387,397)	(1,340,012)	(5,918)

Total comprehensive income in the year	10,356,446	12,007,565	(1,731,609)

Portion attributed to controlling shareholders	10,309,727	11,922,366	(1,920,243)
Non-controlling portion	46,719	85,199	188,634

	10,356,446	12,007,565	(1,731,609)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2019 2018 AND 2017

( in thousand Reais )

	NOTE	12/31/2019	12/31/2018	12/31/2017
CASH FLOWS FROM OPERATING ACTIVITIES

Income before income tax and social contribution		6,368,606	15,930,518	2,957,864
		-	-
Adjustments to reconcile net profit (loss) to net cash provided by operating activities :
Depreciation and amortization	38	1,807,429	1,701,989	1,523,906
Net monetary variations	39	(416,959)	100,918	301,249
Net foreign exchange variations	39	(35,008)	213,592	119,580
Financial charges		1,853,083	13,523	1,048,041
Income from financial assets	36	(793,239)	(643,208)	-
Result of equity method investees		(1,140,733)	(1,384,850)	(1,167,484)
Result on disposal of equity interests		(24,715)	-	-
Construction revenue	36	(570,701)	(712,711)	(1,034,868)
RBSE revenue	36	(4,072,993)	(4,462,260)	(6,062,642)
TFRH	38	-	(1,183,583)	517,727
provision (reversion) for doubtful accounts	38	624,141	78,728	165,981
provision (reversion) for contingencies	38	1,757,494	1,819,710	3,718,687
provision (reversion) for Impairment of assets	38	(121,581)	(6,546,048)	714,611
Provision (reversion) for onerous contract	38	(179,003)	(1,353,849)	(584,170)
Provision (reversion) for investment losses	38	(334,100)	213,246	(335,592)
Provision (reversion) for Aneel - CCC	38	(53,063)	-	-
Fees with the global reversion reserve		859,271	333,524	587,885
Non-controlling interest		(70,772)	(154,796)	(74,994)
Interest of controlling shareholders	39	271,130	270,533	388,408
Financial instruments - Derivative		56,613	43,012	(201,589)
Others		(960,683)	146,405	503,420
		(1,544,389)	(11,506,125)	128,156

(Increases) / Decreases in operating assets
Customers		(1,390,270)	350,086	2,203,377
Marketable securities		(4,050,412)	578,652	(1,339,149)
Reimbursement rights		792,306	(2,564,131)	2,852,983
Warehouse		(91,532)	98,951	(27,998)
Nuclear fuel stock	12	(40,329)	(42,888)	(165,154)
Financial asset - Itaipu	16	601,224	232,797	21,120
Assets held for sale	45	10,863,548	367,604	(2,902,573)
Hydrological risk		114,915	121,278	137,550
Credit with subsidiaries - CCD		-	-	-
Others		(2,157,090)	(1,423,307)	1,238,595
		4,642,360	(2,280,957)	2,018,751
Increases (or decreases) in operating liabilities
Suppliers		(203,044)	(3,233,836)	(4,862,236)
Advances		5,762	(85,675)	(54,437)
Lease	23	(316,152)	(101,705)	320,061
Estimated Obligations		(193,728)	304,408	101,172
Reimbursement obligations		-	(1,108,515)	(188,961)
Regulatory Fees	26	(16,639)	(52,050)	168,739
Liabilities associated to assets held for sale	45	(8,602,259)	3,497,047	2,455,657
Accounts payable with controlled companies		-	-
Others		227,316	1,037,991	631,908
		(9,098,744)	257,666	(1,428,097)

Payment of interest		(3,457,440)	(2,992,595)	(3,584,428)
Payment of interests with the global reversion reserve		(193,179)	(190,527)	(185,152)
Receipt of the allowed annual revenue	17	1,081,385	1,190,956	1,124,732
Receipt of financial assets	16	6,430,231	6,655,402	3,013,072
Receipt of financial charges		1,114,465	736,601	722,091
Payment of income tax and social contribution		(3,355,646)	(2,236,737)	(1,886,815)
Payment of refinancing of taxes and contributions - principal		(29,242)	(51,883)	(152,168)
Receipt of remuneration of investments in ownership interests		1,007,575	1,469,894	1,038,498
Payment of supplementary social security		(258,519)	(282,966)	(477,166)
Payment of judicial contingencies	29	(1,792,631)	(1,086,695)	(652,199)
Securities and restricted deposits		(621,161)	(709,106)	(16,412)

Net cash from (used in) operating activities of continued operations		293,670	4,903,446	2,620,727
Net cash from (used in) operating activities of discontinued operations		(379,997)	(546,575)	(1,926,333)
Net cash from (used in) operating activities		(86,327)	4,356,871	694,392

CASH FLOW FROM FINANCING ACTIVITIES

Loans and financing obtained / debentures obtained	22	6,779,312	1,024,168	930,017
Payment of loans and financing - principal		(12,463,148)	(6,374,321)	(5,493,574)
Payment of remuneration to shareholders		(1,183,146)	(64,499)	(381,436)
Global Reversion Reserve Resources		-	-	800,654
Receipt of advances for future capital increase		3,660,215	-	-
Payment of financial leases		(547,226)	-	-
Others		(51,412)	(149,148)	173,317

Net cash from (used in) financing activities for continued operations		(3,805,405)	(5,563,800)	(3,971,022)
Net cash from (used in) financing activities for discontinued operations		414,724	549,046	2,029,641
Net cash from (used in) financing activities		(3,390,681)	(5,014,754)	(1,941,381)

CASH FLOW FROM INVESTMENT ACTIVITIES

Loans and financing - payment		(40,040)	(189,512)	-
Loans and financing - receipt		4,904,413	2,403,651	3,662,208
Acquisition of fixed assets		(1,954,652)	(1,132,006)	(1,206,337)
Acquisition of intangible assets		(65,550)	(129,039)	(36,210)
Capital investment in equity investments		(418,016)	(1,065,501)	(1,792,592)
Investiment for future capital increases		(124,032)	(151,005)	(110,124)
Sale of investments in equity investments		1,017,292	714,841	1,082,002
Net cash flow from subsidiary acquired		-	-	(67,645)
Others		(55,723)	25	89,634

Net cash from (used in) investment activities for continued operations		3,263,691	451,454	1,620,936
Net cash from (used in) investment activities for discontinued operations		6,337	(30,146)	(77,550)
Net cash from (used in) investment activities		3,270,028	421,308	1,543,386

Increase (decrease) in cash and cash equivalents		(206,981)	(236,575)	296,397

Cash and cash equivalents in the beginning of the year for continued operations	5	583,352	792,252	327,198
Cash and cash equivalents at the end of the year for continued operations	5	335,307	583,352	597,837
Increase (decrease) in cash and cash equivalents of discontinued operations		41,064	(27,675)	25,758
		(206,981)	(236,575)	296,397

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

Eletrobras

Notes to the financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, unless otherwise indicated)

NOTE 1 - OPERATING CONTEXT

Centrais Elétricas Brasileiras S.A. (“Eletrobras”, “Eletrobras Companies” or “Company”) is a public company, with head office in Brasilia - DF (Federal District), registered with the Brazilian Securities and Exchange Commission (CVM) and the US Securities and Exchange Commission (SEC), with its stock traded on the São Paulo - B3 S.A., Madrid - LATIBEX and New York - NYSE stock exchanges. The Company is a mixed capital company controlled by the Federal Government (the Company’s ultimate parent).

The Company acts as a holding company, managing investments in equity interests, holding direct and indirect controlling interest in electric power generation and transmission companies, see note 14, and still holds the controlling interest in Eletrobras Participações S.A. – Eletropar and direct equity interests in Itaipu Binacional - Itaipu (through a system of joint control under the International Treaty signed between the Governments of Brazil and Paraguay), Inambari Geração de Energia S.A. and Rouar S.A. (through a system of joint control with the Uruguayan state company Usina y Transmissiones Eléctricas de Uruguay – UTE), in addition to direct and indirect interest in 136 Special Purpose Entities (SPEs).

The Company is authorized, directly or through its subsidiaries or controlled companies, to associate, with or without funds, for the establishment of business consortia or participation in companies, with or without controlling power, abroad, which are intended directly or indirectly to the exploitation of the production or transmission or distribution of electric power.

The Company acts as an electricity-marketing agent for Itaipu Binacional and for the agents participating in the Program for Incentive to Alternative Energy Sources - PROINFA .

The issuance of these financial statements was authorized by the Board of Directors on May 11, 2020.

NOTE 2 - ELECTRIC POWER CONCESSIONS AND AUTHORIZATIONS

Eletrobras, through its subsidiaries, jointly-controlled companies and affiliated companies, has 63 GW* of installed capacity in generation projects and 80,040 km* of transmission lines.

The Company holds various electric energy concessions and authorizations, whose breakdown, installed capacity and maturity dates of which are listed below:

I - Generation Concessions and Authorizations

Contract	Hydraulics	Installed Capacity (MW)*	Location	Year
001/2010	HPP Belo Monte (1)	11,233	PA	2045
007/2004	HPP Tucuruí	8,535	PA	2024
002/2008	HPP Jirau	3,750	RO	2043
001/2008	HPP Santo Antônio (Mesa)	3,568	RO	2043
006/2004	HPP Xingó	3,162	SE	2042
006/2004	HPP Paulo Afonso IV	2,462	BA	2042
004/2004	HPP Itumbiara (2)	2,082	MG	2020
002/2011	HPP Teles Pires	1,820	MT	2046
002/2011	HPP Teles Pires	1,820	MT	2046
006/2004	HPP Luiz Gonzaga (Itaparica)	1,480	PE	2042
004/2004	HPP Marimbondo	1,440	MG	2047
005/2004	HPP Serra da Mesa	1,275	TO	2039
004/2004	HPP Furnas	1,216	MG	2045
006/2004	HPP Sobradinho	1,050	BA	2022
004/2004	HPP Luis Carlos Barreto de Carvalho	1,050	SP	2045
005/1997	HPP Luís Eduardo Magalhães	903	TO	2032
128/2001	HPP Foz do Chapecó	855	RS	2036

Contract	Hydraulics	Installed Capacity (MW)*	Location	Year
002/2014	HPP Três Irmãos	808	SP	2044
006/2004	HPP Paulo Afonso III	794	BA	2042
002/2014	HPP São Manoel	736	PA	2049
130/2001	HPP Peixe Angical	499	TO	2036
004/2004	HPP Mascarenhas de Moraes (3)	476	MG	2024
006/2004	HPP Paulo Afonso II	443	BA	2042
001/2014	HPP Sinop (1)	402	MT	2049
006/2004	HPP Apolônio Sales (Moxotó)	400	BA	2042
004/2004	HPP Corumbá 1	375	GO	2044
004/2004	HPP Porto Colômbia	320	MG	2047
003/2006	HPP Simplício	306	MG	2041
002/2007	HPP Dardanelos	261	MT	2042
Ring No. 4.244/2013	HPP Balbina	250	AM	2027
006/2004	HPP Boa Esperança (Castelo Branco)	237	PI	2042
005/2011	HPP Samuel	217	RO	2029
004/2004	HPP Funil	216	RJ	2045
129/2001	HPP Serra do Facão	213	GO	2036
010/2000	HPP Manso	210	MT	2035
006/2004	HPP Paulo Afonso I	180	BA	2042
001/2007	HPP Governador Jayme Canet Júnior	178	PR	2042
001/2006	HPP Baguari	140	MG	2041
007/2006	HPP Retiro Baixo	82	MG	2041
002/2012	HPP Coaracy Nunes	78	AP	2042
004/2006	HPP Passo São João	77	RS	2041
002/2006	HPP Batalha	53	MG	2041
092/2002	HPP São Domingos	48	MS	2037
007/2004	HPP Curuá-Uma	30	PA	2038
006/2004	HPP Funil	30	BA	2042
003/2006	HPP Anta	28	RJ	2041
006/2004	HPP Pedra	20	BA	2042
374/2005	PCH João Borges	19	SC	2035
186/2004	PCH Barra do Rio Chapéu	15	SC	2034
006/2004	HPP Curemas	4	PB	2024

Contract	Wind	Installed Capacity (MW)*	Location	Year
007/2010	Casa Nova I (1)	180	BA	2043
MME Decree No. 459/2012	Nossa Senhora de Fátima (1) (4)	30	CE	2047
746/2010	Cerro Chato I	30	RS	2045
747/2010	Cerro Chato II	30	RS	2045
748/2010	Cerro Chato III	30	RS	2045
009/2013	Eólico Coxilha Seca	30	RS	2049
MME Decree No. 57/2012	Verace IV (5)	30	RS	2047
MME Decree No. 202/2012	Verace V (5)	30	RS	2047
MME Decree No. 65/2012	Verace VII (5)	30	RS	2047
MME Decree No. 66/2012	Verace IX (5)	30	RS	2047
MME Decree No. 89/2012	Chuí V (5)	30	RS	2047
102/2014	Santa Joana XI (5)	30	PI	2049
106/2014	Santa Joana X (5)	30	PI	2049
107/2014	Santa Joana XIII (5)	30	PI	2049
122/2014	Santa Joana IX (5)	30	PI	2049
271/2014	Santa Joana III (5)	30	PI	2049
105/2014	Santa Joana XVI (5)	29	PI	2049
119/2014	Santa Joana XII (5)	29	PI	2049
121/2014	Santa Joana XV (5)	29	PI	2049

Contract	Eolic	Installed Capacity (MW)*	Location	Year
272/2014	Santa Joana I (5)	29	PI	2049
274/2014	Santo Augusto IV (5)	29	PI	2049
238/2014	Santa Joana V (5)	29	PI	2049
221/2014	Santa Joana IV (5)	29	PI	2049
220/2014	Casa Nova II	28	BA	2049
MME Decree No. 67/2012	Verace X (5)	28	RS	2047
275/2014	Santa Joana VII (5)	27	PI	2049
MME Decree No. 458/2012	Jandaia (1) (4)	27	CE	2047
388/2012	Caiçara I (5)	27	RN	2047
MME Decree No. 64/2012	Verace III (5)	26	RS	2047
MME Decree No. 80/2012	Verace VIII (5)	26	RS	2047
MME Decree No. 581/2010	Mangue Seco 2 (5)	25	RN	2032
68/2012	Ibirapuitã	25	RS	2047
MME Decree No. 409/2012	Jandaia I (1) (4)	24	CE	2047
225/2014	Casa Nova III	24	BA	2049
399/2012	Junco I (5)	24	RN	2047
417/2012	Junco II (5)	24	RN	2047
81/2012	Cerro Chato VI	24	RS	2047
MME Decree No. 106/2012	Chuí I (5)	24	RS	2047
MME Decree No. 166/2012	Minuano II (5)	24	RS	2047
MME Decree No. 165/2012	Chuí II (5)	22	RS	2047
MME Decree No. 79/2012	Chuí IV (5)	22	RS	2047
MME Decree No. 231/2012	Minuano I (5)	22	RS	2047
MME Decree No. 290/2014	Verace 36 (5)	21	RS	2049
MME Decree No. 446/2012	São Clemente (1) (4)	21	CE	2047
MME Decree No. 432/2012	São Januário (1) (4)	21	CE	2047
MME Decree No. 63/2012	Verace I (5)	20	RS	2047
MME Decree No. 58/2012	Verace II (5)	20	RS	2047
MME Decree No. 252/2014	Verace 24 (5)	20	RS	2049
418/2012	Caiçara II (5)	18	RN	2047
MME Decree No. 56/2012	Verace VI (5)	18	RS	2047
MME Decree No. 247/2014	Verace 29 (5)	18	RS	2049
MME Decree No. 281/2014	Verace 30 (5)	18	RS	2049
MME Decree No. 218/2014	Chuí 09 (5)	18	RS	2049
MME Decree No. 279/2014	Verace 27 (5)	16	RS	2049
219/2014	Coqueirinho 2 (1)	16	BA	2049
286/2014	Tamanduá Mirim 2 (1)	16	BA	2049
MME Decree No. 249/2014	Verace 26 (5)	14	RS	2049
MME Decree No. 280/2014	Verace 34 (5)	14	RS	2049
MME Decree No. 269/2014	Verace 28 (5)	13	RS	2049
MME Decree No. 239/2014		13	RS	2049
141/2012	Cerro Chato V	12	RS	2047
152/2014	Angical 2 (1)	10	BA	2049
154/2014	Caititú 2 (1)	10	BA	2049
174/2014	Carcará (1)	10	BA	2049
176/2014	Corrupião 3 (1)	10	BA	2049
177/2014	Caititú 3 (1)	10	BA	2049
213/2014	Papagaio (1)	10	BA	2049
009/2013	Parque Eólico Capão do Inglês	10	RS	2049
139/2012	Cerro Chato IV	10	RS	2047
MME Decree No. 248/2014	Verace 31 (5)	9	RS	2049
153/2014	Teiú 2 (1)	8	BA	2049
009/2013	Parque Eólico Galpões	8	RS	2049
103/2012	Cerro dos Trindade	8	RS	2047
MME Decree No. 241/2014	Verace 25 (5)	7	RS	2049
150/2014	Acauã (1)	6	BA	2049
151/2014	Arapapá (1)	4	BA	2049

Contract	Nuclear	Installed Capacity (MW)*	Location	Due Year
DNAEE Decree No. 315/1997	Angra III (1)	1,405	RJ	-
DNAEE Decree No. 315/1997	Angra II	1,350	RJ	2041
DNAEE Decree No. 315/1997	Angra I (6)	640	RJ	2024

Contract	Termeletrics	Installed Capacity (MW)*	Location	Due Year
Ring No. 4.950/2014	TPP Mauá 3	591	AM	2044
004/2004	TPP Santa Cruz (7)	500	RJ	2015
MME Decree No. 304/2008	TPP Candiota III (Fase C)	350	RS	2041
Ring No. 4.244/2013	TPP Aparecida (8)	200	AM	2020
MME Decree No. 420/1989	TPP Senador Arnon Afonso Farias de Mello (9)	86	RR	2019
004/2004	TPP Campos (Roberto Silveira)	30	RJ	2027
5.682/2016	TPP Araguaia (10)	23	MT	2019
Ring No. 6.883/2018	TPP Codajás	4	AM	2030
Ring No. 6.883/2018	TPP Anori	4	AM	2030
Ring No. 6.883/2018	TPP Anamã	2	AM	2030
Ring No. 6.883/2018	TPP Caapiranga	2	AM	2030

(1)	Projects still under construction;
(2)	Furnas guaranteed the right to extend the concession of the Itumbiara HPP for a period of up to 30 years, starting in 2020 as long as the conditions defined by Law 13,182/2015, which was later amended by Law 13,299/2016, were met;
(3)	3rd Amendment to contract No. 004/2004 formalized the extension of the concession term of the Mascarenhas de Moraes HPP for 90 days, changing the final term from October 31, 2023 to January 29, 2024;
(4)	The subsidiary Furnas holds a 100% interest in Brasil Ventos and the latter is a majority shareholder in the Wind Power Plants of Fortim Compound;
(5)	Classified as an asset held for sale, see note 45;
(6)	The subsidiary Eletronuclear formally requested the National Nuclear Energy Commission - CNEN, in November 2019, to extend the useful life of the Angra I Nuclear Power Plant from 40 to 60 years;
(7)	Law 12,738/2013 did not regulate the renewal of that concession; however, Santa Cruz TPP continues to operate with an energy sale contract until 2025 and awaits the decision of the granting authority regarding the renewal.
(8)	The bilateral contract (CCVEE) was replaced by a CCEAR, under the same conditions as Auction A-5/2014 - conditions of Mauá 3 TPP, entered into in January 2019, which will end in November 2030.
(9)	Senador Arnon Afonso Farias de Mello TPP granted to Boa Vista Energia S.A. through Resolution No. 427, of November 1, 2000, was transferred to Eletronorte in accordance with Authorizing Resolution 1018/2007. According to Opinion No. 00389/2019/PFANEEL/PGF/AGU of 09/04/2019, it is in favor of the granting of a new authorization for this plant with a term of 35 years starting on November 1, 2000. SCG/ANEEL has not yet officially commented; and
(10)	Decommissioning of the plant in its entirety, authorized by MME Ordinance No. 331 of 08/14/2018. Grant revocation not completed.

(*) Not reviewed by the independent auditors.

The subsidiary Eletronorte expressed to ANEEL its interest in extending the concession period for the Tucuruí Hydroelectric Power Plant, which expires on August 30, 2024, pursuant to Law 12,783/2013. The claim must be submitted by ANEEL to the MME, which will disclose the conditions for the concession extension in order to ensure the right of Eletronorte to an eventual extension of the contract. However, the effective decision will only occur after the disclosure by the MME of the conditions for the extension, which must be reviewed by the Company’s governance bodies.

II - Electric Energy Transmission Concession

Contract	Transmission Companies	Lines (KM)*	Location	Due Year
062/2001	Several company owned projects achieved as per Law 12.783/2013	20,260	RJ/SP/PR/MG/GO/TO/DF/ES/MT	2043
061/2001	Several LT Projects	18,974	PE/CE/SE/BA/AL/PI/MA/PB/RN	2042
057/2001	38 Transmission substations and transmission lines	9,513	RS/SC/PR/MS	2042
058/2001	Basic network transmission - various facilities	9,253	AC/MA/MT/PA/PI/RO/RR/TO	2043
013/2009	SPE IE Madeira (Lot D)	2,375	RO/SP	2039
013/2009	LT Coletora Porto Velho / Araraquara II	2,375	RO/SP	2039
014/2014	SPE Belo Monte Transmissora (3)	2,092	PA/TO/GO/MG	2044
021/2009	LT Jauru - Vilhena - Pimenta Bueno - Ji-Paraná - Ariquemes - Samuel - Porto Velho	979	MT/RO	2039

Contract	Transmission Companies	Lines (KM)*	Location	Due Year
007/2013	SPE Paranaíba Transmissora	953	BA/MG/GO	2043
001/2014	SPE Mata de Sta. Genebra Transmissora (1)	887	SP/PR	2044
004/2012	LT Nova Santa Rita - Camaquã 3; LT Camaquã 3- Quinta; LT Salto Santiago - Itá; LT Itá - Nova Santa Rita	788	SC	2042
-	LT Ibiúna - Batéias	664	PR/SP	2031
010/2008	LT Oriximiná/Silves/Lechuga (4)	586	AM/PA	2038
009/2009	SPE Transenergia Renovável	570	MS/GO	2039
005/2004	LT Teresina II - Sobral - Fortaleza	546	PI/CE	2034
022/2009	LT Porto Velho - Abunã - Rio Branco	488	AC/RO	2039
020/2012	LT Nova Santa Rita - Povo Novo; LT Povo Novo - Marmeleiro; LT Marmeleiro - Santa Vitória do Palmar, Seccionamento da LT Camaquã 3	468	RS	2042
004/2004	LT Salto Santiago (PR) - Ivaiporã (PR) - Cascavel D'Oeste (PR) and Modules in SE Ivaiporã, SE Salto Santiago and SE Cascavel do Oeste (Copel)	372	PR	2034
010/2005	LT Campos Novos - Blumenau and Biguaçu substation	358	SC	2035
004/2013	SPE Triângulo Mineiro Transmissora	297	SP/MG	2043
007/2014	LT Santo Ângelo-Maçambará; LT Pinhalzinho-Foz do Chapecó; LT Pinhalzinho-Foz do Chapecó (1)	274	SC	2044
008/2010	SPE MGE Transmissão S.A.	260	MG/ES	2040
005/2006	LT Campos Novos (SC) - Nova Santa Rita (RS) and Modules in SE Nova Santa Rita and SE Campos Novos	257	RS/SC	2036
005/2009	SPE Goiás Transmissão	254	GO	2040
022/2011	LT Garanhuns - Pau Ferro	239	AL/PE/PB	2041
-	LT Simplício - Rocha Leão	238	RJ	-
004/2008	LT Presidente Médici - Santa Cruz	237	RS	2038
002/2011	SE Foz do Chapecó	231	RS	2041
022/2011	LT Luis Gonzaga - Garanhuns	224	AL/PE/PB	2041
005/2007	LT Funil - Itapebi	223	BA	2037
007/2005	LT Milagres - Tauá	208	CE	2035
008/2011	LT Ceará-Mirim II - Campina Grande III	192	RN/PB	2041
022/2011	LT Garanhuns II- Campina Grande III	190	AL/PE/PB	2041
028/2009	SPE Transenergia Goiás	189	GO	2039
012/2007	LT Picos - Tauá II	183	PI/CE	2037
003/2009	LT Bom Despacho 3 - Ouro Preto 2	180	MG	2039
014/2013	SPE Vale do S. Bartolomeu	162	GO/DF	2043
014/2008	LT Eunápolis - Teixeira de Freitas II	145	BA	2038
018/2009	LT Eunápolis - Teixeira de Freitas II	145	BA	2039
012/2007	LT Paraíso - Açu II	133	PI/CE/RN	2037
019/2010	LT Paraíso - Açu II	123	RN	2040
008/2005	LT Milagres - Coremas	120	CE/PB	2035
020/2010	LT Bom Jesus da Lapa II - Igaporã II	115	BA	2040
005/2008	LT Nossa Senhora do Socorro - Penedo	110	SEAL	2038
018/2012	LT Russas - Banabuiu	110	RN	2042
019/2011	LT Camaçari IV - Sapeaçu	105	BA	2041
001/2009	LT Ribeiro Gonçalves - Balsas; SE Ribeiro Gonçalves - SE Balsas	95	MA/PI	2039
006/2010	LT Mascarenhas - Linhares	95	ES	2040
010/2007	LT Ibicoara - Brumado	95	BA	2037
021/2010	LT Acaraú II-Sobral III	91	CE	2040
006/2005	LT Campos - Macaé 3	90	RJ	2035
-	LT Batalha - Paracatu	85	MG	-
017/2009	LT Pau Ferro - Santa Rita II	85	PE/PB/AL/RN	2039
004/2005	LT Furnas – Pimenta II	75	MG	2035
019/2010	LT C. Mirim II - João Camara II	75	RN	2040
007/2006	LT Tijuco Preto - Itapeti - Nordeste	71	SP	2036
-	LT Manso - Nobres (138kV)	70	MT	-
003/2014	SPE Lago Azul Transmissora	69	GO	2044
019/2010	LT Açu II - Mossoró II	69	RN	2040
225/2014	LT Casa Nova II - Sobradinho	67	BA	2049
010/2000	LT Manso - Nobres (230kV)	66	MT	-
010/2011	LT Paraíso - Lagoa Nova II	65	RN/CE	2041
009/2011	LT Morro do Chapéu II - Irecê	64	BA	2041
008/2011	LT Ceará-Mirim II- João Câmara III	64	RN/PB	2041

Contract	Transmission Companies	Lines (KM)*	Location	Due Year
ECE 554/2010	LT Candiota/Melo and LT Presidente Médici	63	RS	2040
018/2012	LT Ceará-Mirim II - Touros II	62	RN	2042
014/2011	LT Xavantes - Pirineus	50	GO	2041
019/2012	LT Igaporã III - Pindaí II	50	BA	2042
017/2011	LT Teresina II - Teresina III	46	PI	2041
007/2006	SPE Retiro Baixo Energética S.A. (2)	45	MG	2041
015/2012	LT Camaçari IV - Pirajá (1)	45	BA	2042
018/2011	LT Recife II - Suape II (1)	44	PE	2041
006/2009	LT Pirapama II - Suape II	42	PE	2039
02/2014	SPE Empresa de Energia São Manoel (2)	40	PA/MT	2049
005/2012	LT Messias - Maceió II	39	SE/AL/BA	2042
004/2010	LT São Luiz II - São Luiz III	39	MA/CE	2040
130/2001	SPE Enerpeixe S.A.(2)	37	TO	2036
018/2012	LT Mossoró II - Mossoró IV	36	RN	2042
007/2008	LT São Luís 2 - São Luís 3 SE São Luís 3	36	MA	2038
012/2010	LT Monte Claro - Garibaldi (RS) and modules in SE Garibaldi (CEEE) and SE Monte Claro (CERAN)	33	RS	2040
129/2001	SPE Serra do Facão Energia S.A.(2)	32	GO	2036
019/2011	LT Sapeaçu - Sto. Antonio de Jesus (1)	31	BA	2041
009/2010	LT Jorge Teixeira - Lechuga (ex-Cariri)	30	AM	2040
014/2012	LT Lechuga - Jorge Teixeira; SE Lechuga	30	AM	2042
-	LT Anta - Simplício	26	MG/RJ	-
010/2009	LT Coletora Porto Velho - Porto Velho; SE Coletora Porto Velho; 2 Converter Stations CA/CC/CA Back-to-Back;	22	RO	2039
019/2010	LT Extremoz II - C. Mirim	19	RN	2040
008/2011	LT Ceará-Mirim II - Extremoz II	19	RN/PB	2041
022/2011	LT Garanhuns - Angelim I	13	AL/PE/PB	2041
023/2014	1 frequency converter and LT of 132 kV	13	RS	2021
017/2009	LT Paulo Afonso III - Zebu II	11	PE/PB/AL/RN	2039
019/2012	LT Igaporã II - Igaporã III	11	BA	2042
001/2008	SPE Madeira Energia S.A.(2)	10	RO	2043
008/2011	LT Campina Grande III - Campina Grande II	10	RN/PB	2041
02/2011	SPE Teles Pires Participações S.A. (2)	8	MT/PA	2046
006/2009	LT Suape III - Suape II	7	PE	2039
015/2012	LT Pituaçu - Pirajá (1)	5	BA	2042
001/2006	SPE Baguari Energia S.A. (2)	3	MG	2041
005/2012	LT Jardim - Nossa Senhora do Socorro	1	SE/AL/BA	2042
002/2006	SE UHE Batalha	-	MG	2041
006/2010	SE UHE Mascarenhas de Moraes	-	MG	2042
-	SE UHE Simplício	-	RJ	2042
010/2000	SE UHE Manso	-	MT	2042
016/2012	SE Zona Oeste	-	RJ	2042
006/2010	SE Linhares	-	ES	2040
003/2011	SPE Caldas Novas	-	GO	2041
015/2009	SPE IE Madeira (Lot F) (5)	-	RO/SP	2039
001/2009	SPE Transenergia São Paulo S.A.	-	SP	2039
061/2001	SE Several Companies	-	PE/CE/SE/BA/AL/PI/MA/PB/RN	2042
007/2005	SE Tauá II	-	CE	2035
010/2007	SE Ibicoara	-	BA	2037
006/2009	SE Suape II	-	PE	2039
006/2009	SE Suape III	-	PE	2039
017/2009	SE Santa Rita II	-	PE/PB/AL/RN	2039
017/2009	SE Zebu	-	PE/PB/AL/RN	2039
017/2009	SE Natal III	-	PE/PB/AL/RN	2039
007/2010	SE Camaçari IV	-	BA	2040
013/2010	SE Arapiraca III	-	AL	2040
019/2010	SE Extremoz II	-	RN	2040
019/2010	SE João Câmara	-	RN	2040
020/2010	SE Igaporã	-	BA	2040
021/2010	SE Acaraú II	-	CE	2040
010/2007	SE Brumado II	-	BA	2037
020/2010	SE Bom Jesus da Lapa II	-	BA	2040
010/2011	SE Lagoa Nova	-	RN/CE	2041
010/2011	SE Ibiapina II	-	CE	2041
019/2012	SE Igaporã III	-	BA	2042
019/2012	SE Pindaí II	-	BA	2042
014/2010	SE Pólo	-	BA	2040
017/2012	SE Mirueira II	-	PE	2042
018/2012	SE Touros	-	RN	2042
009/2011	SE Morro do Chapéu	-	BA	2041
-	SE Tabocas do Brejo Velho	-	BA	-

Contract	Transmission Companies	Lines (KM)*	Location	Due Year
017/2011	SE Teresina III	-	PI	2041
018/2012	SE Mossoró IV	-	RN	2042
225/2014	SE Casa Nova II	-	BA	2049
004/2010	SE Pecém II	-	CE	2040
004/2010	SE Aquiraz II	-	CE	2040
008/2011	SE João Câmara II	-	RN/PB	2041
008/2011	SE Ceará-Mirim II	-	RN/PB	2041
008/2011	SE Campina Grande III	-	RN/PB	2041
022/2011	SE Garanhuns	-	AL/PE/PB	2041
022/2011	SE Pau Ferro	-	AL/PE/PB	2041
015/2009	Rectifying Station No. 02	-	RO/SP	2039
015/2009	Inverting Station No. 02	-	RO/SP	2039
017/2012	SE Jaboatão II	-	PE	2042
-	SE Ourolândia II	-	BA	-
35/2017	SE Garanhuns II	-	PE	2041
014/2008	SE Teixeira de Freitas II	-	BA	2038
005/2012	SE Nossa Senhora do Socorro	-	SE/AL/BA	2042
005/2012	SE Maceió II	-	SE/AL/BA	2042
015/2012	SE Pirajá (1)	-	BA	2042
005/2012	SE Poções II (1)	-	BA	2042
006/2004	SE Elev. Usina Apolônio Sales	-	BA	2042
006/2004	SE Elev. Usina Luiz Gonzaga	-	BA	2042
006/2004	SE Elev. Usina PAF I	-	BA	2042
006/2004	SE Elev. Usina PAF II	-	BA	2042
006/2004	SE Elev. Usina PAF III	-	BA	2042
006/2004	SE Elev. Usina PAF IV	-	BA	2042
006/2004	SE Elev. Usina Xingó	-	BA	2042
006/2004	SE Elev. Usina Boa Esperança	-	BA	2042
006/2004	SE Elev. Usina Funil	-	BA	2042
006/2004	SE Elev. Usina Pedra	-	BA	2042
006/2004	SE Elev. Usina Sobradinho	-	BA	2052
006/2004	SE Elev. Usina Curemas	-	BA	2024
006/2004	SE Elev. Usina Camaçari	-	BA	2027
220/2004	SE Elev. Usina Casa Nova II	-	BA	2049
225/2004	SE Elev. Usina Casa Nova III	-	BA	2049
005/2009	SE Missões	-	RS	2039
011/2010	SEs: Caxias 6, Ijuí 2, Lajeado Grande and Nova Petrópolis 2	-	RS	2040
008/2014	SE Ivinhema 2 (expansion)	-	MS	2044
004/2012	SE Camaquã 3	-	SC	2042
020/2012	SE Povo Novo; SE Santa Vitória do Palmar 2; SE Povo Novo (e)	-	RS	2042
007/2014	SE Pinhalzinho; SE Santa Maria 3 (1)	-	SC	2044
002/2009	SE Miranda II	-	MA	2039
012/2009	Rectifying Station No. 01 CA/CC - Inverting Station No. 01 CC/CA	-	RO/SP	2039
004/2011	SE Lucas do Rio Verde	-	MT	2041
012/2011	SE Miramar; SE Tucuruí	-	PA	2041
013/2011	SE Nobres	-	MT	2041
010/2012	SE Niquelândia (4)	-	GO	2045
010/2012	SE Luziânia (4)	-	GO	2044
010/2009	SE Silves (4)	-	AM	2038
010/2010	SE Cariri (4)	-	AM	2038

(1)	Projects still under construction;
(2)	Transmission facilities of Restricted Interest to the Power Generating Station;
(3)	Only the converting station belongs to the SPE;
(4)	Classification as an asset held for sale, see note 45; and
(5)	Only the rectifier and inverter stations belong to the SPE.

(*) Not reviewed by the independent auditors

•	Tariff Review

Aneel will review the Allowed Annual Revenue – RAP, during the concession period, at periodic intervals of five years, counting from the first month of July following the date of signature of the concession contract, in accordance with the specific regulations.

The tariff review of contracts renewed under law 12,783/13 should have occurred in July 2017; however, this term has been extended and the tariff review process is expected to occur in 2020.

In summary, in the tariff review process, the Regulatory Agency verifies the Company’s asset base and the operating costs of the concession, generating a new tariff base for the next tariff cycle. The contracts subject to tariff review are identified below:

Company	Concession Contract
Furnas	062/2001
Chesf	061/2001
Eletrosul	057/2001
Eletronorte	058/2001

Up to the present moment, it has not been possible to assess the possible impacts, as Aneel has not completed the tariff review process.

2.1 - Concessions to be indemnified

Indemnities after Basic Project - modernization and improvements

Hydraulic Generation:

Law No. 12,783/2013 guaranteed the right of electric power generation and transmission concessionaires, which extended their concessions, to be indemnified for the portion of investments linked to reversible assets, not yet amortized or depreciated, whose value would be updated until effective payment to the concessionaire.

Decree No. 7,805/2012, under Law No. 12,783/2013, established that indemnities for investments in reversible assets not yet amortized or depreciated related to generation concessions would be calculated based on the New Replacement Value (VNR), considering the accumulated depreciation and amortization from the date of commissioning of the facility until December 31, 2012, in accordance with the criteria of the Electric Sector Accounting Manual (MCSE).

Normative Resolution No. 596 of December 2013, which relating to Decree No. 7,850/2012, established that the concessionaires should have realized of their investments linked to reversible assets by December 2015.

In December 2014, the subsidiary Chesf presented supporting documentation to ANEEL of investments related to reversible assets, not yet amortized or depreciated, of the Xingó, Paulo Afonso I, II, III and IV, Apolônio Sales (Moxotó), Luiz Gonzaga (Itaparica), Boa Esperança, Pedra and Funil hydroelectric projects, whose concessions were extended under Law 12,783/2013, in order to request generation supplementary compensation.

In February 2015, the subsidiary Eletronorte presented supporting documentation of investments related to reversible assets, not yet amortized or depreciated, of the Coaracy Nunes power plant, whose concession was extended, pursuant to Law 12,783/2013, in order to request generation supplementary compensation.

In October 2015, the subsidiary Furnas presented supporting documentation of investments related to reversible assets, not yet amortized or depreciated, of the Corumbá, Funil, Furnas, Luiz Carlos de Barreto de Carvalho, Maribondo and Porto Colômbia hydroelectric power plants, whose concessions were extended under Law 12,783/2013, in order to request generation supplementary compensation.

In January 2019, ANEEL’s Executive Board decided to institute a Public Hearing, No. 003/2019, in order to collect subsidies and additional information to improve the criteria and procedures for calculating investments in non-amortized and non-depreciated reversible assets, carried out during the generation concessions, whether or not extended, pursuant to Law No. 12,783/2013.

In October 2019, the analysis of the contributions to Public Hearing No. 003/2019 was published by Technical Note 096/2019-SRG-SFF-SCG/ANEEL. The Company is awaiting deliberation by ANEEL’s Executive Board to make any necessary adjustments to its financial statements.

Eletrobras records the assets subject to this public hearing at their historical value (balance as of December 2012) due to the uncertainty regarding the approval and the manner of its realization of the value, which are the minimum amounts expected to be recovered, of R$ 1,483,540 as set forth below:

Modernizations and Improvements
Paulo Afonso I	92,612
Paulo Afonso II	107,093
Paulo Afonso III	66,259
Paulo Afonso IV	20,832
Apolônio Sales	38,250
Luiz Gonzaga	28,174
Xingó	15,150
Boa Esperança	98,759
Pedra	8,067
Funil	12,626
UHE Furnas	514,825
UHE Estreito	480,893
1,483,540

Thermal Generation:

 Santa Cruz TPP is a concession under contract No. 004/2004. Although its concession expired in 2015, as the Granting Authority has not taken any action regarding its extension under the terms of Law No. 12,783/2013 and Decree No. 9,187/2017, it remains in force until such manifestation occurs. The residual value at the end of the concession period of the Santa Cruz TPP thermoelectric project, in December 2012, represented the amount of R$ 661,997.

As of December 31, 2019, the net value of the Santa Cruz TPP asset is R$ 281,781 as follows:

TPP Santa Cruz
Value as of December 31, 2019	900,350
(-) Reduction of the recoverable value (impairment)	(618,569)
Net book value	281,781

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are defined below. These policies have been applied consistently in all years presented, except for the new standards adopted at the beginning of the year of 2019 (Note 3.2.3), described in note 4.

3.1.	- Basis of preparation

The preparation of the financial statements requires the use of certain critical accounting estimates, as well as judgment by the Company’s management, in the process of applying the accounting policies of Eletrobras. The transactions, disclosures or balances that require a greater level of judgment, which are more complex in nature, and for which assumptions and estimates are significant, are disclosed in Note 4.

The consolidated financial statements were prepared based on the historical cost, except for certain financial instruments measured at their fair values. The historical cost is generally based on the fair value of the consideration paid on the date of the transactions.

3.2.	- Functional currency and currency presented in the financial statements

These consolidated financial statements are presented in Brazilian Reais, which is the operating currency of the Eletrobras Companies. The financial statements are presented in thousands of Brazilian Reais, rounded to the nearest number, unless otherwise stated.

3.2.1.	- Revision of comparative balances

The Company revised its income statement as of December 31, 2018 to (a) correct an error in the classification of the Fuel Consumption Account (CCC) provision arising from inspections of previous years of the distribution companies between Operational Expenses and Profit (loss) from discontinued operations; and (b) adjust the comparative period to the change of accounting policies related to the fair value of RBSE, as presented below. The error on the comparative period do not impact the previously reported Net Income for the year of 2018 and is considered immaterial by the Company. Also, the error and the reclassification due to the change of accounting policies solely changed line items of the Income Statement.

Income Statement:

	12/31/2018 (Previously reported)	Adjustments		12/31/2018 (Revised)
Net Operating Revenue	24,975,747	796,558	(b)	25,772,305

Operational Expenses	(11,039,284)	1,187,278	(a)	(9,852,006)

Operating Income before Financial Income	13,936,463	1,983,836		15,920,299

Financial Result	(578,073)	(796,558	)(b)	(1,374,631)

Earnings before Income Tax and Social Contribution	14,743,240	1,187,278		15,930,518

Net profit from continuing operations	12,259,522	1,187,278		13,446,800

Profit (loss) from discontinued operations	1,088,055	(1,187,278	)(a)	(99,223)

Net Income for the Year	13,347,577	-		13,347,577

(a) This reclassification refers to the Fuel Consumption Account (CCC) provision arising from inspections of previous years of the distribution companies, which were classified as assets held for sale. These amounts were recognized in the income statement in 2018 as part of the continued operations. In accordance with IFRS 5, as a result of the sale of these assets, the Company reclassified these provision amounts separately in the income statement as discontinued operations.

(b) For presentation purposes, the Company reclassified the fair value of the RBSE to financial result, while the amortized cost update portion of the RBSE asset remains in operating revenue. The update portion, classified as operating revenue, is consistent with the Company's business model, to receive cash flows from this asset until maturity and represents the return on invested capital, as compared with investments related to management of cash flow from the transmission assets.

3.2.2.	- New standards and interpretations not yet in force

The following amended standards and interpretations are not expected to have a material impact on Eletrobras’ financial statements or are not applicable to its operations:

•	Definition of a business (amendments to IFRS 3 - Business Combinations) - effective from January 1, 2020;
•	Definition of materiality (amendments to IAS 1 and IAS 8) - effective from January 1, 2020; and
•	Conceptual structure change - effective from January 1, 2020.

3.2.3.	- Adoption of new standards and interpretations

The Company has applied amendments and new interpretations to IFRSs issued by the IASB, which were effective as of January 1, 2019. The impact of the adoption of new standards and interpretations, as well as the new accounting policies, are as follows:

a)	IFRS 16 - Leases

On January 1, 2019, the Company applied IFRS 16 - Leases, which establishes the principles for the recognition, measurement, presentation and disclosure of lease transactions, and requires lessees to account for all leases under a single balance sheet model, similar to the accounting for financial leases previously applied in accordance with IAS 17.

At the commencement date of a lease, the lessee recognizes a liability representing the obligation to make payments (a lease liability) and an asset representing the right to use the underlying asset over the term of the lease (a right-of-use asset). Lessees must separately recognize interest expense on lease liabilities and depreciation expense on the right-of-use asset.

Given this context, the contracts containing leases began to impact the Company’s financial statements, as follows: (i) recognition of right-of-use assets and lease liabilities in the consolidated balance sheet, initially measured at present value of future minimum lease payments; (ii) recognition of depreciation expenses of right-of-use assets and interest expense on lease liabilities in the consolidated income statement; (iii) separation of the total cash paid in these operations between principal (presented within financing activities) and interest (presented in operating activities) in the consolidated statement of cash flows.

The Company opted for the modified retrospective approach, applying the effects of the initial adoption of the standard as adjustments to the opening balance of retained earnings on January 1, 2019 without the restatement of comparative information. Accordingly, all comparative balances are presented in accordance with the standards in force until 2018.

The Company has adopted practical arrangements that allow the non-application of the new standard to contracts that were not previously classified as a lease under the old standard. To the lease contracts previously classified as an operating lease (according to the previous standard), assets and liabilities were recognized on the date of initial application in accordance with IFRS 16, adopting the following initial measurement criteria:

•	Lease liabilities: lease liabilities were measured at the present value of the remaining lease payments, discounted at the lessee’s incremental loan rate on the initial application date; and

•	Right-of-use asset: measurement of the right-of-use asset at an amount equivalent to the lease liability, adjusted by the amount of any advance or accumulated lease payments for that lease that was recognized in the balance sheet immediately prior to the initial application date of the lease.

The main lease contracts identified correspond to real estate, land, vehicles and equipment. The lease term assessed for lease recognition corresponds to the non-terminable period, and most contracts do not offer renewal options.

In addition to those mentioned above, the Company used the following methods to transition to the new requirements:

•	Use of hindsight to determine the term of the lease, in those cases where the contract contains options for extension or termination;

•	Exclusion of initial direct costs from measurement of initial balance of the right-of-use asset;

•	No recognition was made of the lease liability of those contracts with maturity within 12 months from January 1, 2019 (date of initial application of the new standard), as well as for low value assets. Low value lease contracts refer to assets with a value equal to or less than R$ 50. These include, but are not limited to, leasing contracts for printers, computers and other equipment; and

•	Use of a single discount rate for each lease portfolio with reasonably similar characteristics in order to calculate the incremental loan rate, measured on January 1, 2019, applicable to each of the leased asset portfolios. Through this methodology, the Company obtained the specific rates that cover the remaining term of each contract, between 1 and 30 years. As it was not possible to determine the interest rate implicit in the lease, the Company calculates the lessee's financing cost. To calculate the cost of capital of third parties, the cost of raising debt in US$ is used, a rate that is consistent with the analysis usually performed by the Company and the Company's spread, which was 1.48%. The weighted average rate for measured contracts under IFRS 16 was 10.35%.

The table below shows the rates charged, regarding the terms of the contracts,:

Terms Contracts	Rate % per year
1 year	9.15%
2 years	8.81%
3 years	9.34%
5 years	10.00%
7 years	10.44%
10 years	10.90%
20 years	11.80%
30 years	12.33%

In measuring and remeasuring its lease liabilities and the right to use, the Company used the discounted cash flow analysis without considering projected future inflation. For contracts with a duration of up to 1 year, 5.24% was used as the default inflation; and for contracts with a duration of more than 1 year, we considered 4%.

The table below shows the impacts of the initial adoption of IFRS 16 as of January 1, 2019:

	Initial Adoption 01/01/2019
	Asset	Liability
Right of use asset	340,225	-
Lease liability	-	340,225

In addition, the table below summarizes the amounts recognized as a result of the adoption of this new accounting standard to the income and cash flow statements for the year ended December 31, 2019:

12/31/2019
Income Statement for the Financial Year
Depreciation and Amortization	81,177
Financial expenses	19,125

12/31/2019
Cash Flow Statement

Adjustments to reconcile profit with cash generated by operations:
Depreciation and Amortization	81,177
Charges - Leasing	21,781
Financing Activities
Loan Payments and Financing	115,366

The Company also had contracts previously classified as finance leases, described in note 23, which were not impacted by the adoption of the new standard.

b)	IFRIC 23 - Uncertainty over Income Tax Treatments

This Interpretation clarifies how to apply the IAS 12 recognition and measurement requirements when there is uncertainty over income tax treatment. The Interpretation requires the Company to: (1) determine whether uncertain tax positions are assessed separately or as a group; and (2) assess whether the tax authority is likely to accept the use of uncertain tax treatment or proposed use by the Company. If so, the companies determines its tax and accounting position in line with the tax treatment used or to be used in its income tax returns. If not, the Company should reflect the effect of uncertainty in determining its fiscal and accounting position. The Company has assessed the requirements of the standard, evaluating operations of Eletrobras Companies that involved corporate restructuring and sale of interests in other companies, and identified no impact upon its adoption on January 1, 2019.

3.3.	- Basis of consolidation and investments in subsidiaries, joint ventures and associates

The following accounting policies are applied in the preparation of the consolidated financial statements that include the equity interests of the Company and its subsidiaries.

In the individual financial statements, the financial information of subsidiaries and jointly-controlled, as well as those of affiliates, are recognized using the equity method and are initially recognized at cost and then adjusted for purposes of recognition by the Company in profit or loss and other comprehensive income.

When necessary, the financial statements of the subsidiaries, jointly-controlled and affiliated companies are adjusted to adapt their accounting policies to those adopted by the Company.

Subsidiaries, jointly controlled and affiliated companies are substantially domiciled in Brazil.

a) Subsidiaries

Control is determined when the entity is exposed or is entitled to variable returns arising from its involvement with another entity and has the ability to interfere in those returns due to the power it exercises.

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

All transactions, balances, income and expenses between the Company’s subsidiaries are eliminated in full in the consolidated financial statements.

	12/31/2019		12/31/2018
	Participation		Participation
Subsidiaries	Direct	Indirect	Direct	Indirect
Amazonas GT	100.00%	-	100.00%	-
CGTEE	99.99%	-	99.99%	-
Chuí IX (2)	99.99%	-	99.99%	-
Hermenegildo I (2)	99.99%	-	99.99%	-
Hermenegildo II (2)	99.99%	-	99.99%	-
Hermenegildo III (2)	99.99%	-	99.99%	-
Eletronuclear	99.91%	-	99.91%	-
Eletrosul	99.88%	-	99.88%	-
Chesf	99.58%	-	99.58%	-
Furnas	99.56%	-	99.56%	-
Eletronorte	99.48%	-	99.48%	-
Eletropar	83.71%	-	83.71%	-
Santa Vitoria do Palmar (2)	78.00%	-	78.00%	-
Amazonas Distribuidora (1)	-	-	100.00%	-
Ceal (1)	-	-	100.00%	-
Uirapuru (1)	-	-	75.00%	-
Geribatu I	-	100.00%	-	100.00%
Geribatu II	-	100.00%	-	100.00%
Geribatu III	-	100.00%	-	100.00%
Geribatu IV	-	100.00%	-	100.00%
Geribatu V	-	100.00%	-	100.00%
Geribatu VI	-	100.00%	-	100.00%
Geribatu VII	-	100.00%	-	100.00%
Geribatu VIII	-	100.00%	-	100.00%
Geribatu IX	-	100.00%	-	100.00%
Geribatu X	-	100.00%	-	100.00%
Paraíso Transmissora de Energia	-	100.00%	-	100.00%
Extremoz Transmissora do Nordeste S.A.	-	100.00%	-	100.00%
Brasil Ventos Energia S.A.	-	100.00%	-	100.00%
Transenergia Goiás S.A	-	99.99%	-	99.99%
Transmissora Sul Brasileira de Energia S/A	-	99.88%	-	99.88%
Chuí Holding (2)	-	78.00%	-	78.00%
Livramento Holding	-	78.00%	-	78.00%

Complexo Eólico Pindaí I
Angical 2 Energia S.A.	-	99.96%	-	99.96%
Caititu 2 Energia S.A.	-	99.96%	-	99.96%
Caititu 3 Energia S.A.	-	99.96%	-	99.96%
Carcará Energia S.A.	-	99.96%	-	99.96%
Corrupião 3 Energia S.A.	-	99.96%	-	99.96%
Teiú 2 Energia S.A.	-	99.95%	-	99.95%
Acauã Energia S.A.	-	99.93%	-	99.93%
Arapapá Energia S.A.	-	99.90%	-	99.90%

Complexo Eólico Pindaí II
Coqueirinho 2 Energia S.A.	-	99.98%	-	99.98%
Papagaio Energia S.A.	-	99.96%	-	99.96%

Complexo Eólico Pindaí III
Tamanduá Mirim 2 Energia S.A.	-	83.01%	-	83.01%

Joint operations (consortiums)
Consórcio Cruzeiro do Sul	-	49.00%	-	49.00%

(1)	Company with transferred controlling interest, see note 46;
(2)	Companies classified as held for sale, see note 45.

The subsidiary Eletrosul has a joint operation, resulting from a 49% interest in the Cruzeiro do Sul Consortium, which operates the Governador Jayme Canet Junior HPP, in Telêmaco Borba/Ortigueira (PR), in commercial operation since 2012, for a period of 30 years. Eletrosul (and Eletrobras, in its consolidated statements) is entitled to a proportional share of revenues and assumes a proportional portion of the expenses of the joint operation.

(b) Investments in associated companies

Associates are all entities over which the Company has significant influence, and which is not a subsidiary or jointly-controlled company.

(c) Joint control

A joint business is one in which two or more parties have joint control established by contract, which can be classified as a joint operation or a joint venture, depending on the rights and obligations of the parties.

3.4.	- Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, other highly liquid short-term investments with original maturities of up to three months and with an insignificant risk of change in value.

3.5.	- Accounts receivable

Accounts receivable from customers are comprised of credits from the supply, procurement and transport of billed and unbilled electric energy, the latter by estimate, including those arising from energy transacted within the scope of the Electric Energy Trading Chamber (CCEE), accounted for on an accrual basis, and they are initially recognized at fair value and subsequently measured at amortized cost less the loss allowance for expected credit losses.

Accounts receivable are normally settled in a period of up to 45 days, which is why the book values substantially represent the fair values on the accounting closing dates.

3.6.	- Guarantees and restricted deposits

The registered amounts are for legal and/or contractual assistance. They are stated at acquisition cost plus interest and monetary restatement based on legal provisions and adjusted by provision for loss on realization when applicable. Their redemption is subject to the completion of the legal proceedings to which these deposits are linked.

3.7.	- Warehouse and Fuel inventory

The inventory is recorded at the average acquisition cost, net of provisions for losses, when applicable, and does not exceed the replacement cost or the net realizable value. The net realizable value corresponds to the estimated selling price of stocks, less all estimated costs for completion and costs necessary to make the sale.

3.8.	- Nuclear fuel inventory

Composed of the uranium concentrate in stock, the corresponding services and the nuclear fuel elements used in the Angra I and Angra II thermonuclear power plants, which are recorded at acquisition cost.

3.9.	- Fixed Assets

Fixed Assets are measured at historical cost less accumulated depreciation. The historical cost includes expenses directly attributed to the acquisition of the assets, and includes, in the case of qualifying assets, the costs of capitalized loans in accordance with the Company’s accounting policy. Such fixed assets are classified in the appropriate categories of fixed assets when completed and ready for their intended use. The depreciation of these assets begins when they are ready for use and in operation.

Depreciation is recognized based on the estimated useful life of each asset using the straight-line method, so that the cost less its residual value after its useful life is fully written off. The Company considers that the estimated useful life of each asset is similar to the depreciation rates determined by ANEEL, which are considered by the market to be acceptable for adequately expressing the useful life of the assets.

Assets held under finance leases are depreciated over their expected useful lives in the same way as their own assets or for a shorter period, if applicable, according to the terms of the lease agreement in question.

3.10.	- Concession agreements and authorizations

The Company has concession and authorization contracts in the generation and transmission segments, signed with the Granting Authority (Federal Government), for periods varying between 20 years and 35 years, with all contracts, by segment, having similarities in terms of rights and obligations of the concessionaire and the granting authority. The terms of the main concessions are described in note 2.

3.10.1.	- Transmission Concessions

The concession contracts regulate the Company’s operation of public electric energy transmission services, where:

• Electric energy transmission

a) The tariff is regulated and called Allowed Annual Revenue (RAP). The electric energy transmitter cannot negotiate with users. Generally, the RAP is fixed and monetarily updated by price index once a year, with revision cycles every five years.

b) The assets are reversible at the end of the concession, with the right to receive indemnity (cash) from the Granting Authority on investments not yet depreciated and not amortized.

The Company started to treat the transmission assets as contract assets (RAP) and receivables from the RBSE in accordance with IFRS 15 and IFRS 9, respectively. The details of the measurement of these assets are in note 3.22.

3.10.2.	- Generation concessions and authorizations

a)       Hydraulic and thermal generation - the concessions, not directly affected by Law 12,783/2013, are not within the scope of IFRIC 12, considering the price characteristics and not the regulated tariff. As of January 1, 2013, the concessions directly affected by Law 12,783/2013, until then outside the scope of IFRIC 12, become part of the scope of such regulations, considering the change in the price regime, becoming a regulated tariff for these concessions;

b)       Nuclear generation - It has a specific charging system, as it is an authorization and not a concession. And it is not in the scope of IFRIC 12 because they are own assets without a forecast of reversion to the period of operation. At the end of the operating period, the assets must be decommissioned.

3.10.3.	- Itaipu Binacional

Itaipu Binacional is governed by a 1973 Binational Treaty in which the tariff conditions were established, the basis for the formation of the tariff being determined exclusively to cover the expenses and debt service of this Company.

The tariff base and commercialization terms will be in force until 2023, which corresponds to a significant part of the plant’s useful life, moment in which the tariff base and the commercialization terms must be reviewed by the High Parties, which are the Brazilian and Paraguayan States.

The Itaipu tariff is a “per service cost” tariff and was established in a preponderant manner to allow payment of the debt service, which has a final maturity in 2023, and to maintain its operating and maintenance expenses.

According to the Treaty, the Company is responsible for selling Itaipu energy to the Brazilian market.

3.11.	– Intangible assets

Intangible assets with defined useful lives acquired separately are recorded at cost, less amortization and accumulated impairment losses. Amortization is recognized using the straight-line method based on the estimated useful lives of the assets. The estimated useful life and the amortization method are reviewed at the end of each year and the effect of any changes in estimates is accounted for prospectively. Intangible assets with indefinite useful lives acquired separately are recorded at cost, less accumulated impairment losses.

3.11.1.	- Onerous Concessions (Use of Public Assets - UBP)

The Company has onerous concession contracts with the Federal Government for the use of hydraulic potentials, a public asset, for the generation of electric energy in certain power plants.

These assets are recorded in intangible assets against a non-current liability.

3.12.	- Impairment of non-financial assets, excluding goodwill

The Company periodically assesses whether there is any indication that its non-financial assets (Cash Generating Units - CGUs) have suffered any loss due to impairment. If there is such an indication, the recoverable amount of the asset is estimated in order to measure the amount of that loss.

In assessing the value in use, estimated future cash flows are discounted to present value at a discount rate, which reflects a current market assessment and/or the Company’s opportunity cost, the currency’s value over time and the specific risks of the asset for which the estimate of future cash flows was made.

3.13.	- Non-current assets held for sale and discontinued operation

3.13.1.	- Non-current assets held for sale

Non-current assets and groups of assets are classified as held for sale if their book value is recovered mainly through a sale transaction and not through continuous use. This condition is met only when the asset (or group of assets) is available for immediate sale in its current condition, subject only to the usual terms for the sale of that asset (or group of assets), and its sale is considered highly probable. Management must be committed to the sale, which is expected to be completed within one year from the date of classification.

Non-current assets (or the group of assets) classified as intended for sale are measured at the lower of the book value previously recorded and the expected sale value.

3.13.2.	- Discontinued operation

A discontinued operation is a component of a business of the Company that will be discontinued and that comprises operations and cash flows that can be clearly distinguished from the rest of the Company’s operations and that:

•	represents an important separate business line or geographical area of operations;
•	is part of a coordinated individual plan for the sale of an important separate line of business or geographical area of operations; or
•	is a subsidiary acquired exclusively for the purpose of resale.

Classification as a discontinued operation occurs upon disposal, or when the operation meets the criteria to be classified as held for sale, if this occurs beforehand.

3.14.	- Taxation

The expense with income tax and social contribution represents the sum of current and deferred taxes. Additionally, the option for calculating taxes on the Company’s results is using the real profit method.

3.14.1.	- Current taxes

The provision for income tax (IRPJ) and social contribution (CSLL) is based on taxable income for the year. Taxable profit differs from the profit presented in the income statement because it excludes taxable income or expenses deductible in other years, in addition to permanently excluding non-taxable or non-deductible items. The provision for income tax and social contribution is calculated individually by each company of the Company based on the rates in force at the end of the year.

3.14.2.	- Deferred taxes

Deferred income and social contribution taxes are recognized, at the end of each reporting period, on temporary differences between the balances of assets and liabilities recognized in the financial statements and the corresponding tax bases used in determining taxable income, including balance of losses when applicable. Deferred tax liabilities are generally recognized on all taxable temporary differences and deferred tax assets are recognized on all deductible temporary differences, only when it is probable that the company will present future taxable income in an amount sufficient for such deductible temporary differences to be used, also observing the profitability history.

The recovery of the balance of deferred tax assets is reviewed at the end of each period and, when it is no longer probable that future taxable profits will be available to allow the recovery of the entire asset, or part of it, the asset balance is adjusted by the amount that it is expected to be recovered.

Deferred tax assets and liabilities are measured at the rates applicable in the period in which the liability is expected to be settled or the asset is realized, based on the rates provided for in the tax legislation in force at the end of each reporting period, or when new legislation has been approved. The measurement of deferred tax assets and liabilities reflects the tax consequences that would result from the way in which the Company expects, at the end of each reporting period, to recover or settle the carrying amount of these assets and liabilities.

Current and deferred taxes are recognized in income, except when they correspond to items recorded in other comprehensive income, or directly in equity, in which case current and deferred taxes are also recognized in other comprehensive income or directly in equity, respectively. When current and deferred taxes originate from the initial accounting for a business combination, the tax effect is considered when accounting for the business combination.

3.15.	- Financial instruments

3.15.1.	- Recognition and measurement

Financial assets and liabilities are recognized when a company of the Company is part of the contractual provisions of the instrument.

Financial assets and liabilities are initially recognized at fair value and, subsequently, measured at amortized cost or at fair value, following the rules of IFRS 9.

Transaction costs directly attributable to the acquisition or issue of financial assets and liabilities (except for financial assets and liabilities recognized at fair value in profit or loss) are added to or deducted from the fair value of financial assets or liabilities, if applicable, after initial recognition. Transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through profit or loss are immediately recognized in profit or loss.

3.15.2.	- Financial assets

All regular purchases or sales of financial assets are recognized and written off on the trade date. Regular purchases or sales correspond to purchases or sales of financial assets that require the delivery of assets within the term established by market standard or practice.

All recognized financial assets are initially recognized at fair value and subsequently measured in full at amortized cost or fair value, depending on the classification of financial assets.

1) A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at Fair Value through profit or loss (FVTPL):

a)       is maintained within a business model whose objective is to maintain financial assets in order to receive contractual cash flows; and

b)       its contractual terms generate, on specific dates, cash flows that are only related to the payment of principal and interest on the principal amount outstanding;

2) A debt instrument is measured at Fair value through other comprehensive income (FVTOCI) if it meets both of the following conditions and is not designated as measured at FVTPL:

a)       is maintained within a business model whose objective is achieved both by receiving contractual cash flows and by selling financial assets; and

b)       its contractual terms generate, on specific dates, cash flows that are only related to the payment of principal and interest on the principal amount outstanding;

In the initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably choose to present subsequent changes in the fair value of the investment in Other Comprehensive Income (OCI). That choice is made investment by investment.

3) Financial assets not classified as measured at amortized cost or at FVTOCI, as described above, are classified as measured at fair value through profit or loss. Upon initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or FVTOCI as well as FVTPL if this eliminates or significantly reduces an accounting mismatch that would otherwise arise.

• Evaluation of the business model

The Company performs an assessment of the objective of the business model in which a financial asset is kept in the portfolio because it better reflects the way in which the business is managed and the information is provided to Management.

• Evaluation of contractual cash flows

For evaluation purposes, if the contractual cash flows are only payment of principal and interest, the principal is defined as the fair value of the financial asset at initial recognition. Interest is defined as a consideration for the time value of money and for the credit risk associated with the principal outstanding over a given period and for the other basic risks and costs of loans.

The Company considers the contractual terms of the instrument to assess whether the contractual cash flows are composed only of principal and interest payments. This includes assessing whether the financial asset contains a contractual term that could change the timing or value of contractual cash flows so that it would not meet this condition.

3.15.3.	- Financial liabilities

Financial liabilities, which include loans and financing, suppliers and other accounts payable, are initially measured at fair value and subsequently at amortized cost using the effective interest method. Interest expenses, foreign exchange gains and losses are recognized in income.

The effective interest method is used to calculate the amortized cost of a financial liability and allocate its interest expense over the respective period. The effective interest rate is the rate that exactly discounts estimated future cash flows (including fees and premiums paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the estimated life of the financial liability or, when appropriate, for a shorter period, for the initial recognition of the net book value.

The Company writes off financial liabilities only when the Company’s obligations are extinguished and canceled or when they expire.

3.15.4.	- Financial guarantee contracts

A financial guarantee contract consists of a contract that requires the issuer to make specified payments in order to reimburse the holder for loss that it incurs due to the fact that the specified debtor does not make the payment on the scheduled date, according to the initial or changed instrument conditions. of debt.

These estimates are defined based on the judgment and experience of the Company’s management. The fees received are recognized based on the straight-line method over the life of the guarantee (Note 21.3). Any increase in obligations in relation to guarantees is shown, when incurred, in operating expenses (Note 38).

3.15.5.	- Derivative financial instruments

The Company has derivative financial instruments to manage its exposure to interest rate and exchange rate risks, including interest rate swap contracts. Note 41 includes more detailed information on derivative financial instruments.

Derivatives are initially recognized at fair value, on the contracting date, and are subsequently remeasured at fair value at the end of the year. Any gains or losses are recognized in the income immediately, unless the derivative is designated and effective as a hedge instrument; in this case, the moment of recognition in the result depends on the nature of the hedge relationship.

3.15.6.	- Hedge accounting

The Company has a hedge accounting policy and the derivative financial instruments designated in hedge operations are initially recognized at fair value, on the date on which the derivative contract is signed, being subsequently revalued also at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive, and as financial liabilities when the fair value is negative.

3.16.	- Post-employment benefits

3.16.1.	- Retirement obligations

The Company and its subsidiaries sponsor pension plans, which are generally financed by payments to these pension funds, determined by periodic actuarial calculations. The Company has defined benefit plans as well as defined and variable contributions. In defined contribution plans, the Company makes fixed contributions to a separate entity. In addition, it has no legal or constructive obligations to make contributions, if the fund does not have sufficient assets to pay, to all employees, the benefits related to the services provided in the current and previous years linked to this type of plan. A defined benefit plan is different from a defined contribution plan, since, in such defined benefit plans, a retirement benefit amount is established that an employee will receive upon retirement, usually dependent on one or more factors, such as age, length of service and remuneration. In this type of plan, the Company has an obligation to honor the commitment assumed, in case the fund does not have enough assets to pay, to all employees, the benefits related to the services provided in the current and previous years linked to this type of plan.

The liability recognized in the Balance Sheet, in relation to the defined benefit plans, is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflows. The interest rates used in this discount are consistent with market securities, which are denominated in the currency in which the benefits will be paid and which have maturity terms close to those of the respective pension plan obligation.

Actuarial gains and losses, arising substantially from adjustments and changes in actuarial assumptions and in the return on plan assets, are debited or credited to other comprehensive income.

Past service costs are immediately recognized in the income statement when a plan change occurs.

With respect to defined contribution plans, the Company pays contributions on a mandatory, contractual or voluntary basis. The Company has no additional payment obligations after the contribution is made. Contributions are recognized as an employee benefit expense, when due. Contributions made in advance are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

3.16.2.	- Other post-employment obligations

Some of the Company’s companies offer post-retirement health care benefits to their employees, in addition to life insurance for active and inactive employees. The right to these benefits is generally conditional on the employee remaining in the job until retirement age and the completion of a minimum period of service, or the employee’s disability as an active employee.

The expected costs of these benefits are accumulated during the period of employment, using the same accounting methodology that is used for defined benefit pension plans. Actuarial gains and losses, arising from adjustments based on experience and changes in actuarial assumptions, are debited or credited to other comprehensive income over the expected remaining service period of employees. These obligations are assessed annually by qualified independent actuaries.

3.16.3.	- Termination Benefits

Termination benefits are payable when the employment relationship is terminated by Eletrobras Companies before the normal retirement date, or whenever an employee accepts voluntary dismissal in exchange for these benefits. Eletrobras Companies recognize termination benefits on the first of the following dates: (i) when Eletrobras Companies can no longer withdraw the offer of these benefits; and (ii) when the entity recognizes restructuring costs that are within the scope of IAS 37 and involve the payment of termination benefits. In the case of an offer made to encourage voluntary dismissal, termination benefits are measured based on the number of employees who are expected to accept the offer. Benefits that expire after 12 months from the balance sheet date are discounted to present value.

3.17.	- Provisions

Provisions are recognized for present obligations resulting from past events, the settlement of which is probable and it is possible to estimate the amounts reliably. The amount recognized as a provision is the best estimate of the considerations required to settle the obligation at the end of each reporting period, considering the risks and uncertainties related to the obligation. When the provision is measured based on the estimated cash flows to settle the obligation, its carrying amount corresponds to the present value of those cash flows (where the effect of the time value of the money is relevant).

3.17.1.	- Provision for asset decommissioning

The decommissioning of nuclear plants can be understood as a set of measures taken to safely remove a nuclear installation from service, reducing residual radioactivity to levels that allow the site to be released for restricted or unrestricted use.

It is made due to the operation of the nuclear power plants and refers to the obligation to demobilize the assets of these plants to cover the costs to be incurred at the end of their economic useful life.

It is a fundamental premise for the formation of this liability for decommissioning that the estimated value for its realization must be updated over the economic useful life of the plants, considering technological advances, with the objective of allocating the costs to be incurred with the technical-operational deactivation of the plants to the respective period of competence of the operation.

As provided for in IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, a provision is set up over the economic useful life of thermonuclear power plants. The purpose of such provision is to allocate to the respective period of operation the costs to be incurred with its technical-operational deactivation, at the end of its useful life, estimated at forty years (Note 30).

3.17.2.	- Provision for litigations

Provisions for litigations are recognized for present obligations (legal or non-formalized) resulting from past events, in which it is possible to estimate the amounts reliably and whose settlement is probable. In this case, such a contingency would cause a probable outflow of funds for the settlement of the obligations and the amounts involved would be measurable with sufficient security, taking into account the opinion of the legal advisors, the nature of the actions, similarity with previous processes, complexity and the positioning of courts (jurisprudence).

3.17.3.	- Onerous contracts

Present obligations resulting from onerous contracts are recognized and measured as provisions. An onerous contract exists when the unavoidable costs of meeting the contract obligations exceed the economic benefits that are expected to be received over the same contract.

3.18.	- Advance for Future Capital Increase

Advances on funds received from the controlling shareholder and intended for capital contributions are granted irrevocably. They are classified as non-current liabilities when the number of shares to be issued is not known and initially recognized at fair value and subsequently updated by the contractually established index.

3.19.	- Capital Stock

It represents common shares and paid-in preferred shares, and is classified in equity.

3.20.	- Interest on shareholders’ equity (JCP) and dividends

The Company has a Dividend Distribution Policy which, in line with the Bylaws, guarantees its shareholders the right, each year, to dividends and/or interest on equity not less than 25% (twenty-five percent) of adjusted net income, pursuant to the Brazilian Corporation Law and subsequent amendments and does not authorize the capital reserve to be used for dividend payment.

The amount of dividends above the mandatory minimum established by law or another legal instrument, not yet approved by the General Meeting, is presented in Net Equity, in a specific account called proposed additional dividends.

3.21.	- Other comprehensive income (OCI)

Other comprehensive income comprises items of income and expense that are not recognized in the income statement. The components of the other comprehensive income include:

a) Actuarial gains and losses in defined benefit pension plans;

b) Gains and losses arising from conversion of financial statements of operations abroad;

c) Adjustment of equity valuation related to gains and losses in the remeasurement of financial assets available for sale;

d) Equity valuation adjustment related to the effective portion of gains or losses on hedge instruments in cash flow hedges; and

e) Deferred income tax and social contribution impact on items recorded in other comprehensive income.

3.22.	- Revenue recognition

IFRS 15 established a new concept for the recognition of revenue, replacing IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations as of January 1, 2018.

The standard establishes a five-step model, namely, (1) identification of the contract, (2) identification of performance obligations, (3) determination of the transaction price, (4) allocation of the transaction price and (5) recognition of the revenue, to determine when recognizing revenue, and for what amount. The model specifies that revenue should be recognized when (or as) an entity transfers control of assets or services to customers, at the amount the entity expects to be entitled to receive. Depending on whether certain criteria are met, revenue is recognized:

•	Over time, in a way that reflects the entity’s performance in the best possible way; or

•	At a given time, when control of the asset or service is transferred to the customer.

Transmission concession contracts were considered to be contractual assets and recorded in accordance with IFRS 15.

3.22.1.	- Revenue related to electric energy transmission assets

The Company assessed that there are two performance obligations in the electric energy transmission concession contracts, namely, the construction of the necessary infrastructure for the transmission lines and the operation and maintenance of availability.

According to IFRS 15, any consideration whose performance obligation has been executed and transferred to the client, but which is not yet due, must be recognized as a contract asset. Therefore, after adopting IFRS 15, the Company derecognized its net transmission financial assets and contract assets were recognized.

3.22.2.	- Revenue from Incentive Program for Alternative Energy Sources – PROINFA

In the relationship established between Eletrobras and the PROINFA agents/suppliers, the Company concludes that suppliers have control over the energy they generate or have the capacity to generate and directly transfer energy control to consumers, without significant interference from Eletrobras. Therefore, Eletrobras is unable to determine or interrupt the energy supply, unless the supplier does not meet the accreditation conditions established by the regulation that created PROINFA. Based on the requirements contained in IFRS 15, the Company concluded that it acts as an agent, as it does not control the goods or services that are subsequently sold to the consumer. Considering the conceptual changes in the “risks and benefits” model of the IAS 18 standard.

3.22.3.	- Sale of energy and services

a) Generation

Revenue from the sale of energy is recognized when the contract of sale is confirmed, the performance of the Company and the client is identified, the price of the transaction is defined in the contract or by the regulator, the price allocation of the transaction is defined in the contract and standards, and then the amount of revenue can be measured reliably. Depending on whether certain criteria is met, revenue is recognized over time in a manner that reflects the entity’s performance in the best possible way, or at a given time, when control of the asset or service is transferred to the customer. For generation concessions extended under Law 12,783/2013, in 2013, there was a change in the tariff calculation regime, with periodic tariff review along the same lines that have been applied to the transmission activity until then. The tariff is calculated based on the operation and maintenance costs, plus an additional 10% revenue fee, and the revenue to cover operating and maintenance expenses are accounted for based on the cost incurred.

For generation concessions extended under Law 12,783/2013, there was a change in the tariff price regime, with periodic tariff review along the same lines that have been applied to the transmission activity until then. The tariff is calculated based on the operation and maintenance costs, plus an additional 10% revenue fee, and the revenue to cover operating and maintenance expenses is accounted for based on the cost incurred.

b) Transmission

According to the concession contract, an energy transmitter is responsible for transporting electric energy to distribution points. To fulfill this responsibility, the transmitter has two distinct performance obligations: (i) build and (ii) maintain and operate the infrastructure.

When fulfilling these two performance obligations, the energy transmitter keeps its transmission infrastructure available to users and in return receives a remuneration called Allowed Annual Revenue (RAP), throughout the term of the concession contract. These receipts amortize the investments made in this transmission infrastructure. Any unamortized investments generate the right to indemnity from the Granting Authority (when provided for in the concession contract), which receives the entire transmission infrastructure at the end of the concession contract.

3.22.4.	- Dividend income

Dividend income from investments is recognized when the shareholder’s right to receive such dividends is established and provided that it is probable that future economic benefits will flow to the Company and the amount of income can be reliably measured.

3.22.5.	- Interest income

Revenue from interest financial assets is recognized when it is probable that future economic benefits will flow to the Company and the amount of revenue can be measured reliably. Interest income is recognized using the straight-line method, based on time and the effective interest rate on the principal amount outstanding. The effective interest rate is that which exactly discounts estimated future cash receipts over the estimated life of the financial asset in relation to the initial net book value of that asset.

3.23.	- Leasings

Financial leases are recorded as if they were a financed purchase, recognizing, at the time of acquisition, a fixed asset and a financing liability (lease). Each installment paid for the lease is allocated, part to the liabilities and part to the financial charges, so that, in this way, a constant rate is obtained on the outstanding debt balance. The corresponding obligations, net of financial charges, are included in other long-term liabilities.

Interest and other financial expenses are recognized in the income statement during the lease period, to produce a constant periodic rate of interest on the remaining balance of the liabilities for each period. Fixed assets equipment acquired through finance lease is classified in Non-Current Assets and is amortized over its useful life (Note 23).

The current standard is being disclosed in accordance with note 3.2.3.

3.24.	- Government grants

Government grants are not recognized until there is reasonable assurance that the Company will meet the related conditions and that the grants will be received. Government grants are systematically recognized in the income statement during the years in which the Company recognizes as expenses the corresponding costs that the grants intend to offset. Government grants receivable as compensation for expenses already incurred, for the purpose of providing immediate financial support to the Company, without corresponding future costs, are recognized in the income statement in the period in which they are received and allocated to the profit reserve and are not intended for the distribution of dividends.

3.25.	- Presentation of business segments

A company’s operating segments are defined as components that:

a) carry out activities from which they can earn income and incur expenses;

b) whose operating results are regularly reviewed by Management, to make decisions about the resources to be allocated to the segments and evaluate their performance; and

c) for which financial information is available.

The Company determined the following operating segments:

I. Generation, whose activities consist of the generation of electric energy and the sale of energy to distribution companies and free consumers, and commercialization;

II.       Transmission, whose activities consist of the transmission of electric energy;

III.       Administration, whose activities mainly represent the cash administration of all Eletrobras Companies, the management of the compulsory loan and the management of business in SPEs, whose monitoring and management is done differently from corporate investments;

Eliminations, whose activities represent transactions between subsidiaries eliminated for consolidation purposes.

Transactions between these operating segments are determined by prices and conditions defined between the parties, which take into account the terms applied to transactions with unrelated parties.

3.26.	- Business combination

In the consolidated financial statements, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured substantially at fair value, in accordance with IFRS 3 - Business Combinations.

In summary, goodwill is measured as the excess between the amount paid for the business and the net assets acquired. Non-controlling interests are initially measured at fair value or based on the proportional portion of non-controlling interests in the recognized values of the acquiree’s identifiable net assets.

When a business combination is carried out in stages, the interest previously held by the Company in the acquiree is revalued at fair value on the acquisition date and the corresponding gain or loss, if any, is recognized in the result.

If the initial accounting for allocating the amounts paid for a business combination is provisional at the end of the period in which the combination occurred, these provisional amounts are adjusted during the measurement period, or additional assets and liabilities are recognized to reflect the new information obtained related to facts and circumstances existing on the acquisition date that, if known, would have affected the amounts recognized on that date.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

In applying accounting policies, the Company’s Management must make judgments and estimates regarding the carrying amounts of revenues, expenses, assets and liabilities, as well as the disclosures in the notes.

The estimates and the respective assumptions are based on historical experience and other factors considered relevant. The underlying estimates and assumptions are continually reviewed. The effects arising from the reviews made to the accounting estimates are recognized in the period in which the estimates are reviewed, if the review affects only this period, or also in subsequent periods if the review affects both the present and future periods.

Although these estimates and assumptions are permanently monitored and reviewed by the Management of the Company and its subsidiaries, the materialization on the book value of revenues, expenses, assets and liabilities is inherently uncertain, due to the use of judgment. As a consequence, the Company may suffer effects as a result of imprecision in these estimates and judgments that are substantial in future periods, which may have a material adverse effect on its financial condition, on the results of its activities and/or on its cash flows.

The following are the main assumptions of the accounting estimates evaluated as the most critical by the Management of the Company and its subsidiaries, regarding the future and other main sources of uncertainty that can lead to significant adjustments in the book values of assets and liabilities in the next periods:

4.1	- Deferred tax assets and liabilities

Estimates of future taxable income, the basis for the analysis of the realization of net deferred tax assets, are based on annual budgets and the strategic plan, both periodically reviewed, and on the history of profitability. However, future taxable income may be higher or lower than the estimates considered by management when defining the need to record or not the amount of the deferred tax asset (Note 10).

4.2	- Provision for impairment of long-term assets

The Company’s Management considers assumptions and technical data for the preparation of the asset recovery determination test. In this practice, premises are applied, based on the historical experience in the management of the asset, set of assets or cash generating unit, and valuation practices commonly used in the market. Such assumptions may, eventually, not occur in the future, including regarding the estimated economic useful life. Currently, the useful life adopted by the Company is in accordance with the practices determined by ANEEL, applicable to the assets linked to the concession of the public electric energy service, which may vary as a result of the periodic analysis of the economic useful life of assets.

Several uncertain events also make up the assumptions used by the Company, including: future tariffs for the purchase and sale of electric energy; date of entry into operation of projects under construction; the growth rate of economic activity in the country; and availability of water resources; in addition to those inherent to the end of the public electric energy service concession terms, especially regarding the value of their reversion at the end of the concession term. At this point, the premise that the indemnity is contractually provided for was adopted.

4.3	- Provision for assets decommissioning

The Company recognizes a provision for obligations with the decommissioning of assets related to its thermonuclear power plants. To determine the amount of the provision, assumptions and estimates are made in relation to the discount rates, the estimated cost for the decommissioning and removal of the entire plant from the site and the expected time of said costs (Note 30). The cost estimate is based on legal, regulatory and environmental requirements for the decommissioning and removal of the entire plant, as well as the prices of products and services to be used at the end of their useful lives.

4.4	- Actuarial liabilities

The actuarial liabilities recorded are determined by actuarial calculations prepared by independent actuaries based on the participant’s life expectancy, average retirement age and inflation. However, the actual future results of the benefits may differ from those existing and recorded in the accounts (Note 28).

4.5	- Provision for labor, tax and civil risks

Provisions for labor, tax and civil matters are acknowledged when there are present obligations (legal or assumed) resulting from past events, the settlement of which is probable and it is possible to estimate the amounts reliably, based on the assessment of Management and internal and external legal advisors. The provisioned amounts are recorded based on the estimated cost of the outcome of said contingencies. Contingent risks with the expectation of possible loss are disclosed by Management, and no provision is recorded. This assessment is supported by Management’s judgment, together with its legal advisors, considering case law, decisions in initial and higher courts, the history of possible agreements and decisions, the experience of management and legal advisors, as well as other applicable aspects. (Note 29).

4.6	- Loss allowance for expected credit losses (ECL)

The Company adopted the simplified approach and calculated the expected loss, based on the expectation of default risk that occurs over the useful life of the financial instrument in accordance with IFRS 9, which established a calculation matrix based on the expected loss rates from clients.

A financial asset is considered in default when: (i) it is unlikely that the creditor will fully pay its credit obligations to the Company without resorting to actions such as collateral (if any); or (ii) the financial asset has expired in accordance with the current rules.

4.7	- Valuation of financial instruments

The Company’s Management uses valuation techniques that include information that is not based on observable market data to estimate the fair value of certain types of financial instruments, such as expected future contractual flows, terms for receiving these flows and discount rates. Note 41 presents information on the main assumptions used in determining the fair value of financial instruments, as well as the sensitivity analysis of these assumptions. The Management of the Company and its subsidiaries believes that the selected valuation techniques and the assumptions used are adequate for determining the fair value of financial instruments.

4.8	- Onerous contracts

The Company and its subsidiaries use assumptions related to the economic costs and benefits of each contract to determine whether or not an onerous contract exists. In the case of long-term commitments such as the purchase and sale of energy, one of the critical estimates in determining the amount of provision for the future sale of the contract is the historical average Price of Settlement of Differences (PLD) approved by the Company’s Management as a premise for the calculation of the provision for the onerous contract, exclusively for accounting purposes, as well as the discount rate used for cash flows. The actual values of the PLD and/or the elements considered within the discount rate over the years may be higher or lower than the assumptions used by the Company. In addition, the Company may have onerous contracts in concessions where the current expected cost for operation and maintenance is not fully covered by revenues (Note 32).

4.9	- Evaluation of contractual transmission assets

The Company’s Management used the following main assumptions to evaluate the contractual transmission assets: (i) the concession renewal date as an initial measure of the renewed concession contracts; (ii) contract signature date as the best estimate of the operation start date for the new concession contracts; (iii) RAP established in the concession contract as the basis for calculating the concession cash flow; (iv) the expected amount of investments and costs to be made in the concession as a basis for allocating construction and Operation and Maintenance (O&M) margins; (v) start date of the operation, as established in the concession contracts; (vi) term of the concession to residual assets as the best estimate to calculate indemnity at the end of the concession term; (vii) compatible market interest rate, at the rate that reflects counterparty credit risk; (viii) construction revenue calculated in accordance with the reference concession and investment contract; and (ix) construction cost as incurred. The best estimates from the Company are based on all information available at the time it was recorded. However, the actual values and circumstances may differ and these estimates may be updated as new information becomes available.

4.10	- Measurement of RBSE transmission assets

The Company’s Management measured the portion of RBSE assets with the main assumptions: (i) estimated financial flow of Allowed Annual Revenue (RAP) according to the criteria established in MME Ordinance 120 and ANEEL calculations; (ii) initial receipt period of 8 years as established by ANEEL; and (iii) discount rate based on the regulatory WACC fee (see note 16). The Company’s best estimates are based on all information available at the time it was recorded. However, the actual values and circumstances may differ and these estimates may be updated as new information becomes available.

NOTE 5 - CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

	12/31/2019	12/31/2018
a) Cash and Cash Equivalents
Cash and Banks	183,917	194,968
Financial Investments	151,390	388,384
	335,307	583,352
b) Restricted cash
Marketing - Itaipu	1,356,513	836,872
Marketing - PROINFA	1,553,049	553,105
PROCEL	188,004	108,782
Collateral Account - SPEs	100,000	-
Resources of RGR	29,970	61,329
	3,227,536	1,560,088
	3,562,843	2,143,440

a) Financial investments are of immediate liquidity, substantially with CDI/SELIC remuneration.

Balances considered as cash equivalents are short-term, immediately liquid investments readily convertible into a known amount of cash, subject to insignificant risk of change in value and held to meeting short-term cash commitments and the Company’s cash management. No public securities are classified as cash and cash equivalents.

b) Restricted cash - These are the resources raised by the respective funds that are used exclusively to comply with their regulatory provisions and are not available to the Company.

NOTE 6 - MARKETABLE SECURITIES

Resolution No. 3,284 of the Central Bank of Brazil establishes that any investments of resources resulting from revenues of public companies and mixed economy companies, which are members of the Indirect Federal Management, may only be invested in foreign investment funds managed by Caixa Econômica Federal – CEF (Federal Savings Bank) and by Banco do Brasil S.A. Accordingly, the Company and its subsidiaries invest their resources in extra-market Funds backed by substantially long-term government bonds, the use of which includes both the short-term corporate investment program, as well as maintaining of the Company’s operating cash position.

The breakdown of securities in the funds in which the Company invests is as follows:

	CURRENT
Unrestricted Securities	Financial Custodian	Due Date	Indexer	12/31/2019	12/31/2018
LTN (Letra do Tesouro Nacional)	Banco do Brasil	After 90 days	Fixed	5,643,180	4,467,274
LTN (Letra do Tesouro Nacional)	CEF	After 90 days	Fixed	510,379	139,442
NTN- F (Nota do Tesouro Nacional)	Banco do Brasil	After 90 days	Fixed	504,418	40,136
LFT (Letra Financeira do Tesouro)	CEF	After 90 days	Fixed	172,670	49,357
Fixed Income Securities	Banco do Brasil	-	-	1,018,235	694,769
Fixed Income Securities	CEF	-	-	490,037	375,970
Buyback Transactions	Banco do Brasil	-	-	1,803,988	394,086
Buyback Transactions	CEF	-	-	37,311	14,982
Other	-	-	-	155,477	168,665
Subtotal				10,335,695	6,344,681

Restricted Securities - FEN (b)	CEF	-	Fixed	90,675	63,423

Total Current				10,426,370	6,408,104

NON-CURRENT
Securities	12/31/2019	12/31/2018
Participation Certificates (a)	372,841	291,701
Other	34,230	2,132
Total Non-Current	407,071	293,833

a)            Participation Certificates

Marketable securities acquired as a result of the restructuring of the Company’s investment in the subsidiary INVESTCO S.A. These assets guarantee annual income equivalent to 10% of the profits of the companies Lajeado Energia, Paulista Lajeado and CEB Lajeado, paid together with the dividends, and will be redeemed at the expected maturity of October 2032, upon their conversion into preferred shares of the capital stock of these companies. These securities are adjusted to present value.

b)            Fundo de Energia do Nordeste (FEN - Northeast Energy Fund)

Sector fund, created by Provisional Measure No. 677/2015, converted into Law No. 13,182, of 11/03/2015. Resources reverted to the Fund are calculated as the difference between the price paid by large consumers to Chesf and the cost of power generation, under the terms of the legislation, in order to provide funds for the implementation of electric power projects in the Northeast of Brazil through SPEs. Chesf will use the funds of this fund for the acquisition/creation of these SPEs and its equity interest may be up to 49% of the equity of these companies.

NOTE 7 - ACCOUNTS RECEIVABLE, NET

	12/31/2019					12/31/2018
	Expiring	Up to 90 days past due	More than 90 days past due	Renegotiated Credits	Total	Total
Current
Energy Provisioning/Supply (a)	2,057,408	361,252	539,994	122,378	3,081,032	2,199,618
Short Term Electric Power - CCEE (b)	790,367	153,334	324,424	-	1,268,125	1,045,952
Use of the Electric Network (c)	825,966	23,107	42,291	-	891,364	877,873
Connection/Availability for Transmission System	328,999	12,131	108,005	-	449,135	422,295
PROINFA	246,773	206,756	-	-	453,528	359,210
Installments	-	-	-	-	-	79,391
(-) ECL (d)	(53,182)	(100,496)	(601,964)	(106,210)	(861,852)	(905,119)
	4,196,331	656,084	412,750	16,168	5,281,333	4,079,221
Non-current
Energy Provisioning/Supply (a)	9,187	-	9,548	1,034,928	1,053,663	507,115
Short Term Electric Power - CCEE (b)	-	-	293,560	-	293,560	293,560
Use of the Electric Network (c)	-	-	4,348	-	4,348	4,348
(-) ECL (d)	-	-	(307,456)	(758,764)	(1,066,220)	(796,610)
	9,187	-	-	276,164	285,351	8,413

	4,205,518	656,084	412,750	292,332	5,566,684	4,087,634

(a)          Energy Provisioning/Supply

Receivables arising from energy sales in the Regulated Contracting Environment (ACR) and the Free Contracting Environment (ACL).

The increase in the Supply balance was mainly due to the unbundling of Amazonas Distribuidora, in which four gas-fired thermal plants were transferred to the subsidiary Amazonas GT, resulting in an increase in billing and receipts referring to PIEs. In addition, the supply of the Electric Energy Commercialization Contract in the Regulated Environment - CCEAR of the Mauá 3 plant, also owned by the subsidiary Amazonas GT, was started. The corresponding effects of these increases can also be seen in notes 36 and 37.

(b)          Short-Term Electric Power - CCEE

Receivables arising from the settlement of differences between the amounts of electric power contracted and the generation or consumption amounts actually verified and attributed to the respective CCEE agents.

(c)          Electric Network Usage

Receivables arising from the use of the transmission network by users connected to the network.

(d)          Loss Allowance for Expected Credit Losses – ECL Customer

The subsidiaries set up and maintain provisions based on the analysis of the amounts in the due and overdue receivables, analyzing the history of losses and the Company’s expectation regarding expected losses on credits, the amount of which is considered by Management to be sufficient to cover any expected losses on the realization of these due and overdue assets.

Changes in the provision for the years ended December 31, 2019 and 2018 are as follows:

	12/31/2019	12/31/2018	12/31/2017
Opening Balance	1,701,729	1,688,795	1,895,666
(+) Initial Adoption IFRS 9	-	79,823	-
(+) Constitution	290,736	1,776,727	782,289
(-) Reversion	(22,801)	(602,444)	(261,920)
(-) Disposal	(41,592)	(178,213)	(326,906)
(-) Classification - Kept for Sale	-	(1,062,959)	(400,334)
Final Balance	1,928,072	1,701,729	1,688,795

The constitution and reversal of the provision were recorded in the income statement as Operational Provisions (see note 38.b). Amounts are written off from the provision and recognized as a permanent loss when there is no expectation of recovery of the funds.

The classification of “Held for Sale” on December 31, 2018, refers to the balance of ECL of Ceal and Amazonas Distribuidora, see note 45.

NOTE 8 - FINANCING AND LOANS

	Average Rate
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
ITAIPU	7.04	7.08	5,843,724	7,989,716
CEAL*	7.28	-	1,564,724	-
ELETROPAULO	6.96	10.00	1,314,107	1,491,811
AMAZONAS D*	7.38	-	3,949,748	-
CEPISA	5.42	6.60	746,427	1,803,454
CERON	-	7.21	-	312,993
ELETROACRE	-	7.43	-	372,040
BOA VISTA	5.49	6.72	160,309	171,542
CELPA	5.96	5.95	6,236	11,998
EQUATORIAL MARANHÃ D	0.25	0.34	92,986	107,988
REPASSE RGR	5.00	5.00	1,101,161	1,858,070
OTHERS	-	-	130,037	62,984
(-) ECL	-	-	(632,643)	(307,655)
Total			14,276,816	13,874,941

* Distributors CEAL and Amazonas Distribuidora were classified as held for sale as of 2018 and were sold in March 2019 and April 2019, respectively, see note 46.1.

	12/31/2019	12/31/2018
Current	3,473,393	3,903,084
Charges	215,929	209,715
Principal	3,257,464	3,693,369
Non-current	10,803,423	9,971,857
Total	14,276,816	13,874,941

Financing and loans are made with the Company’s own funds and external funds raised through international development agencies, financial institutions and the release of securities in the national and international financial market.

All financing and loans granted are supported by formal contracts signed with the borrowers. Most of these amounts are expected to be paid in monthly installments, amortized over an average term of 10 years, and at the average interest rate, weighted by the portfolio balance, of 6.75% per year.

The Company has a loan with Itaipu with an exchange rate update clause representing 41% of the total consolidated portfolio (30% as of December 31, 2018). The other loans and financing provide for updating based on indices that represent the domestic price level in Brazil that reach 59% of the consolidated portfolio balance (70% as of December 31, 2018).

The Company has a loan with Amazonas Distribuidora de Energia in the amount of R$ 3.9 billion that substantially represents the unfunded receivables in the process of disposal of corporate control. These contracts were renegotiated with a grace period of up to 3 years to amortize the principal, and during this grace period only interest is received. In addition, the renegotiation considered the period of 18 months for presentation of real guarantees that must be previously assessed and approved by Eletrobras Management.

In addition to the financing mentioned above, until April 30, 2017, Eletrobras was responsible for managing the Global Reversal Reserve (RGR), a sector fund, and was responsible for granting financing through the use of these resources to implement various sector programs. As of May 2017, with the issuance of Law 13,360/2016, CCEE assumed this activity. However, there is still financing made before this date, due by third parties, managed by Eletrobras.

Pursuant to Decree 9,022/2017, which regulates the aforementioned law, Eletrobras is not the guarantor of these operations taken by third parties, but is responsible for the contractual management of RGR funding contracts entered into until November 17, 2016, which must be passed on to RGR within five days from the date of actual payment by the debtor agent.

8.1 - RGR Transfer

With the process of sale of the distributors completed, the transfer of the management of RGR resources to CCEE pursuant to Law 13.360/2016 and in line with Decree No. 9,022/2017, as of June 2019, the Company revised the form to present the amounts raised and passed on to third parties, with funds from RGR, in order to better present the funds under the responsibility of Eletrobras of those loans and financing that do not constitute Eletrobras debt and should be settled by third parties with RGR, being Eletrobras solely responsible for the contractual management of these loans. Accordingly, the amounts as of December 31, 2019 referring to receivables from loans and financing granted by the RGR to third parties were segregated from other Eletrobras receivables and have equivalent liabilities (see Note 21).

	12/31/2019
RGR Transfer	Charges	Current	Non-current
AMAZONAS D	19,278	62,525	16,128
ELMA	10,648	3,143	-
ENERLESTE	1,529	1,424	-
GLOBAL	136,547	44,100	-
CELPA	15,799	6,795	662,478
CEMIG	-	10,688	8,412
COELCE	-	6,885	7,413
RGE-SUL	-	3,044	2,838
OTHERS	-	31,911	49,577
	183,801	170,513	746,847

Liability
RGR CCEE	183,801	170,513	746,847

8.2 - Loss Allowance for Expected Credit Losses - ECL

As of December 31, 2019, the Company recognized loss allowance for expected credit losses in the amount of R$ 632,643 (R$ 307,655 as of December 31, 2018). Such provision is deemed sufficient by the Company’s management to cover expected losses on these assets, based on an analysis of the portfolio’s behavior.

The changes in the provision for the Company’s financing and loans for the years ended December 31, 2019 and 2018 are as follows:

	12/31/2019	12/31/2018	12/31/2017
Opening balance	307,655	268,920	258,338
(+) Complement	894,870	407,734	36,024
(-) Reversals	(569,882)	(369,000)	(25,442)
Final balance	632,643	307,655	268,920

The constitution and reversal of PECLD were recorded in the income statement as Operational Provisions (see note 38).

NOTE 9 - DIVIDENDS RECEIVABLES

The amounts presented refer to dividends and interest on equity receivable, net of Withholding Income Tax, when applicable, arising from permanent investments held by the Company.

	12/31/2019	12/31/2018
Current
Affiliates
CTEEP	32,928	-
CEE Geração	30,040	-
Chapecoense	29,090	26,457
Lajeado Energia	23,975	11,278
CEB Lajeado	18,707	11,102
Transenergia São Paulo	17,271	18,031
Paulista Lajeado	16,221	15,223
Belo Monte Transmissora	13,810	12,503
Enerpeixe	12,236	16,382
Goiás Transmissão	11,668	11,985
EMAE	11,175	10,813
Manaus Construtora	9,178	9,178
TSLE	8,065	8,694
EAPSA	6,675	-
Retiro Baixo Energético	6,357	5,616
Paranaíba Transmissora de Energia	5,985	8,567
MGE Transmissão	5,616	5,616
Transenergia Renovável	4,492	-
Sete Gameleiras	4,176	4,176
Caldas Novas Transmissão	1,231	998
Equatorial Maranhão Distribuidora	-	61
Tijoa Participações e Investimentos	-	16,468
Other	31,003	26,747
	299,899	219,895

NOTE 10 - RECOVERABLE TAXES, INCOME TAX AND SOCIAL CONTRIBUTIONS

10.1 - Taxes to be recovered

	12/31/2019	12/31/2018
Current assets:
Income Tax - source	1,083,278	984,828
Offsetable PIS/PASEP/COFINS	203,541	175,923
ICMS recoverable	128,329	12,869
Other	59,514	42,641
	1,474,662	1,216,261
Non-current assets:
ICMS recoverable	38,231	34,533
PIS/COFINS recoverable	178,655	193,613
IR/CS	154,389	-
Other	49,095	37,659
	420,370	265,805

10.2 - Income tax and social contribution

	12/31/2019	12/31/2018
Current assets:
Advances/ IRPJ and CSLL Negative Balance	2,382,899	2,420,165

Non-current assets:
Deferred IRPJ and CSLL	463,451	553,409

Non-current liabilities:
Deferred IRPJ and CSLL	3,978,754	8,315,386

10.3 - Composition of deferred income tax and social contribution

a) Deferred taxes by subsidiaries

	12/31/2019			12/31/2018
	Assets	Liabilities	Net asset (liability) effect	Assets	Liabilities	Net asset (liability) effect
Deferred assets
Eletronorte	2,039,253	(1,596,809)	442,445	1,868,051	(1,314,642)	553,409
Amazonas GT	21,006	-	21,006	-	-	-
Total	2,060,259	(1,596,809)	463,451	1,868,051	(1,314,642)	553,409

Deferred liabilities
Eletrosul	546,089	(895,263)	(349,174)	443,849	(894,572)	(450,723)
Eletrobras	-	(628,904)	(628,904)	-	(432,582)	(432,582)
Furnas	2,541,558	(5,126,228)	(2,047,079)	969,179	(5,230,099)	(4,260,920)
Chesf	1,258,550	(1,662,708)	(404,158)	918	(3,166,663)	(3,165,745)
Eletropar	-	(11,847)	(11,847)	-	(5,416)	(5,416)
Eletronuclear	777,235	(777,235)	-	679,409	(679,409)	-
Total	5,123,432	(9,102,185)	(3,978,754)	2,093,355	(10,408,741)	(8,315,386)

TOTAL	7,183,691	(10,698,994)		3,961,408	(11,723,383)

b) Deferred taxes by tax category

	12/31/2019	12/31/2018
Deferred tax assets:
Tax Credits without Tax Loss and Negative Base	743,924	2,178,837
Operating Provisions	2,693,087	909,887
Adjustment of Law 11.638/2007- RTT (IFRS)	521,867	41,694
Provision for Contingencies	1,530,541	233,215
Allowance for expected credit losses	1,052,746	208,758
Other	641,526	389,017
Total Assets	7,183,691	3,961,408
Deferred tax liabilities:
Remuneration of the Existing Basic System Network	7,806,665	9,380,308
Tax debt	546,444	484,228
FVTOCI Financial Instruments	628,904	432,582
Accelerated depreciation	225,806	12,029
Other	1,491,175	1,414,236
Total Liability	10,698,994	11,723,383

Subsidiaries that have a history of realizing deferred taxes prepare their future taxable income projections, which are projected to be realized within 10 years. The amounts recognized reflect the best estimate of their realization, the basis of which is formed by the tax loss and the negative basis of social contribution of each entity. The subsidiary Eletronorte has deferred assets derived from tax losses and negative basis of social contribution, whose realization for future year is as follows:

12/31/2019
2020	108,233
2021	119,966
2022	155,840
2023	176,677
2024	183,208
743,924

In addition, some of the Company’s subsidiaries do not have a prospect of future taxable income and, therefore, have deferred tax credit for unrecorded tax losses and negative social contribution base in the amount of R$ 2,840,157 as of December 31, 2019 (R$ 2,121,250 as of December 31, 2018). Due to the merger of CGTEE and Eletrosul, the tax credit derived from tax loss and negative basis of CSLL in the amount of R$ 1,603,154 may be acknowledged if future taxable income evidence is identified.

10.4 - Income tax and social contribution recognized in other comprehensive income

	12/31/2019	12/31/2018	12/31/2017
Deferred taxes
Resulting from income and expenses recognized in other comprehensive income:
Actuarial gains or losses	913,469	-	-
Remeasurement of financial instruments' fair value through OCI	(201,704)	(28,466)	-
Remeasurement of the fair value of available-for-sale financial instruments	-	-	(36,404)
Participation in the comprehensive income of subsidiaries, affiliates and shared control companies	-	(9,158)	5,023
Total income tax and social contribution recognized in other comprehensive income	711,765	(37,624)	(31,381)

NOTE 11 - REIMBURSEMENT RIGHTS AND OBLIGATIONS

	12/31/2019	12/31/2018
Current assets:
CCC	48,458	454,139
Non-current assets:
CCC	9,096,614	8,827,501
CCC - ECL Allowance	(3,681,067)	(3,025,329)
	5,415,547	5,802,172
Total reimbursement rights	5,464,005	6,256,311
Current liabilities:
PROINFA	1,796,753	1,250,619
Total repayment obligation	1,796,753	1,250,619

PROINFA - Electric power trading operations under PROINFA generated a positive net balance of R$ 546,134 in the year ended December 31, 2019 (negative R$ 96,041 in the year ended December 31, 2018), with no effect on the Company’s net income for the year, and this amount is included in the Reimbursement Obligations item.

Fuel Consumption Account (CCC) Assets

As a result of the conclusion of the process of sale of the electric power distribution companies, Eletrobras recognized CCC credits that were recorded in the distribution companies’ assets in accordance with the conditions established by the Investment Partnership Program Council (CPPI).

Additionally, Eletrobras recognized a provision for recoverability of some of these assets, classified as discontinued operation, notably due to the difference between these credits and their prospects for realization, based on the result of the inspection of CCC disbursements carried out by ANEEL and the technical notes approved by ANEEL on March 2020, see note 48.4, as well as on claims made by distributors and Eletrobras deemed to be likely to be accepted by ANEEL.

For the “inefficiency” portion from May 2016 to June 2017, the Company reviewed its expected realization and recorded a provision in the amount of R$ 747 million, classified as discontinued operation, in view of the expiry of MP 879. Eletrobras’ Management will evaluate other measures aimed at ensuring the full realization of the credits assumed.

The Company records provisions on CCC reimbursement rights based on the expectation of receipt, considering the criteria for evaluating the assurance inspections carried out by Aneel.

NOTE 12 - NUCLEAR FUEL INVENTORY

The composition of the long-term stock of nuclear fuel destined for the operation of Angra 1 NPP and Angra 2 NPP is shown below:

	12/31/2019	12/31/2018
Current
Elements ready	538,827	510,638
	538,827	510,638
Non-current
Elements ready	251,811	373,108
Uranium concentrate	204,116	187,394
In progress - nuclear fuel	384,623	267,908
	840,550	828,410

TOTAL	1,379,377	1,339,048

In the initial stage of the formation of nuclear fuel, uranium ore and the services necessary for its manufacture are purchased and classified in non-current assets, in the uranium concentrate and service in progress accounts - nuclear fuel, respectively. After the manufacturing process is completed, there is the element of nuclear fuel ready (Elements ready), whose value is classified in two accounting groups: in current assets, the portion related to the consumption forecast for the next 12 months is recorded and, in non-current assets, the remaining portion.

NOTE 13 - ADVANCES FOR FUTURE CAPITAL INCREASE

The Company and its subsidiaries present in non-current assets amounts corresponding to advances for future capital increase in the following investees, as per below:

	Balance as of 12/31/2018	Additions	Returns	Capitalizations	Monetary update	Balance as of 12/31/2019
Investments guaranteed by equity equivalence:
Energia Sustentável do Brasil (a)	337,200	138,400	-	(337,200)	-	138,400
TDG Transmissora Delmiro Gouveia (b)	101,000	-	-	(101,000)	-	-
Fronteira Oeste Transmissora de Energia S.A.	13,010	41,310	-	(13,004)	-	41,316
Vamcruz I Participações S.A.	5,929	-	(5,027)	(1,751)	849	-
Other investments	2,424	-	-	(883)	-	1,541
Total	459,563	179,710	(5,027)	(453,838)	849	181,257

	Balance as of 12/31/2017	Additions	Capitalizations	Monetary update	Transfer	Balance as of 12/31/2018
Investments guaranteed by equity equivalence:
Energia Sustentável do Brasil	734,400	138,000	(535,200)	-	-	337,200
TDG Transmissora Delmiro Gouveia	101,000	-	-	-	-	101,000
Fronteira Oeste Transmissora de Energia S.A.	37,467	13,005	(37,462)	-	-	13,010
Vamcruz I Participações S.A.	9,800	-	(3,871)	-	-	5,929
Geradora eólica Itaguaçu da Bahia SPE S.A.(c)	72,814	-	-	-	(72,814)	-
Other investments	4,357	-	(2,497)	883	(319)	2,424
Total	959,838	151,005	(2,497)	883	(73,133)	459,563

(a)          Energia Sustentável do Brasil

Funding is made according to the schedules approved at the Board of Directors’ meetings. These funds are transferred by the Affiliate’s shareholders in the form of an Advance for Future Capital Increase.

In April 2019, the capital increase subscribed to the subsidiary Energia Sustentável do Brasil was approved through the issuance of new common shares, all without par value, subscribed and fully paid up by the shareholders of the subsidiary, in proportion to their holdings. Therefore, the subsidiaries Chesf and Eletrosul paid in the amount of R$ 168,600 each.

In December 2019, Eletrosul anticipated the AFAC of R$ 6,000 for January 2020. This occurred due to the forecast for the incorporation of Eletrosul by CGTEE, which took place on January 2, 2020.

(b)          TDG Transmissora Delmiro Gouveia

On October 31, 2019, the capitalization of the AFACs carried out by Chesf was approved, in the amount of R$ 101 million and then the acquisition, by Chesf, of ATP’s shareholding in TDG for the amount of R$ 34 million. Since then, TDG has become a wholly owned subsidiary of Chesf, as per note 40.

(c)	Geradora Eólica Itaguaçu da Bahia SPE S.A.

Due to the non-onerous assignment of Furnas’ interests in the Fortim Compounds and Itaguaçu da Bahia, the AFACs balances referring to these Companies were transferred to Brasil Ventos.

NOTE 14 - INVESTMENTS

Valued using by Equity method

a) Jointly-controlled subsidiary
	12/31/2019	12/31/2018
Norte Energia (Belo Monte)	7,030,651	6,863,523
Energia Sustentável do Brasil S.A.	3,662,120	3,363,219
Belo Monte Transmissora de Energia SPE S.A.	1,701,956	1,603,211
Madeira Energia S.A.	1,595,099	2,004,915
Interligação Elétrica do Madeira S.A.	1,511,061	1,377,984
Norte Brasil Transmissora de Energia S.A.	890,833	1,082,843
Teles Pires Participações S.A.	753,865	727,840
Companhia Energética Sinop S.A.	704,110	479,280
Empresa de Energia São Manoel S.A.	657,106	644,735
Mata de Santa Genebra	570,803	482,329
Chapecoense Geração S.A.	409,864	395,841
Interligação Elétrica Garanhuns S.A.	373,363	342,776
Enerpeixe S.A.	254,272	260,599
Transmissora Sul Litorânea de Energia S.A.	214,643	233,594
STN - Sistema de Transmissão Nordeste S.A.	213,480	165,749
Goiás Transmissão S.A.	204,859	188,574
Paranaíba Transmissora de Energia S.A.	193,968	184,358
Transenergia Renovável S.A.	146,387	143,185
Retiro Baixo Energética S.A.	144,796	134,277
MGE Transmissão S.A.	139,176	127,583
Transnorte Energia S.A.	134,778	139,814
Rouar S.A.	109,643	124,448
Triângulo Mineiro Transmissora	112,865	91,698
Vale do São Bartolomeu	60,305	51,173
Other	508,839	531,266
	22,298,842	21,744,814
b) Associates companies
	12/31/2019	12/31/2018
CTEEP	3,681,099	4,024,671
Lajeado Energia Energia	67,230	79,923
CEB Lajeado	63,047	52,804
Paulista Lajeado	29,967	30,241
Equatorial Maranhão D	1,031,514	989,425
Energética Águas da Pedra S.A.	233,604	218,301
Other	1,096,318	1,170,263
	6,202,779	6,565,628

SUBTOTAL	28,501,819	28,310,442
Provision for investment losses	(1,445,890)	(1,774,244)

TOTAL	27,055,929	26,536,198

Measured at fair value

	Asset Value (*)
	12/31/2019	12/31/2019	12/31/2018
AES Tietê	37,667	509,019	312,908
Coelce	52,340	301,218	244,042
Energisa S.A.	77,867	449,718	298,283
Cesp	122,284	214,488	134,146
Celpa	15,059	81,376	52,077
Celesc	144,069	213,556	206,795
CELPE	10,365	30,225	33,854
Energisa MT	2,845	12,796	8,140
COPEL	44,247	105,776	45,617
CGEEP	3,924	20,982	16,845
CEB	11,861	18,439	10,218
Other	14,516	99,397	84,225
	537,045	2,056,990	1,447,150

(*) Asset value according to Eletrobras' participation in the companies' share capital.

14.1 - Provisions for investment losses

The Company estimates the recoverable value of its investments in SPEs based on their value for the shareholder, calculated from the discounted cash flow, or from its market value, where there was a transaction under market conditions for any SPE.

The assumptions used consider the best estimate of the Company’s Management on the future trends in the electricity sector and are based both on external sources of information and on historical data from SPEs. The main assumptions are described below:

•	Growth compatible with historical data and growth prospects for the Brazilian economy;
•	Discount rate per year (after taxes*) specific to each SPE, respecting the structure capital and debt cost of each SPE, using the WACC and the same metrics used to calculate discount rates for corporate UGCs mentioned in more details in note 19;
•	Revenue projected according to the contracts, with no provision for extension of the concession/authorization;
•	Expenses considering the Business Plan of each SPE and the historical values realized;

* The use of post-tax discount rates, in determining the values in use, does not result in materially different recoverable values if pre-tax rates were used.

The balance of provisions for investment losses is shown below:

	12/31/2019	12/31/2018
Belo Monte Transmissora de Energia SPE S.A.	80,312	278,726
Empresa de Energia São Manoel S.A.	128,694	293,670
Madeira Energia S.A.	76,168	152,674
Norte Brasil Transmissora S.A.	-	267,595
Mata de Santa Genebra	-	120,645
Energia Sustentável do Brasil S.A	821,276	386,772
Interligação Elétrica Garanhuns S.A.	34,740	70,691
Transnorte Energia S.A.	94,805	118,665
Companhia Energética Sinop	201,100	17,166
Teles Pires Participações S.A.	-	13,332
Inambari	274	274
Other	8,521	54,034
	1,445,890	1,774,244

14.2 - Changes in investments

Below is the movement of the most relevant investments of the Company:

Associated companies and jointly-controlled ventures	Balance as of 12/31/2018	Capital integration/Reduction	Other Comprehensive Results	Capitalization of AFAC	Investment adjustments	Dividends and Interest on Shareholder’s equity	Equity Method	Balance as of 12/31/2019
CHANGES IN INVESTMENTS
Norte Energia (Belo Monte)	6,863,523	-	-	-	-	-	167,128	7,030,651
CTEEP	4,024,671	-	(15,133)	-	(363,685)	(358,579)	393,825	3,681,099
Lajeado Energia Energia	79,923	-	(67)	-	4,838	(78,566)	61,102	67,230
CEB Lajeado	52,804	-	(18)	-	-	(17,232)	27,493	63,047
Paulista Lajeado	30,241	-	-	-	-	(7,259)	6,985	29,967
Rouar S.A.	124,448	-	5,029	-	-	(21,060)	1,226	109,643
Equatorial Maranhão D	989,425	-	-	-	(32,633)	(118,980)	193,702	1,031,514
Madeira Energia S.A.	2,004,915	-	-	-	-	-	(409,816)	1,595,099
Energia Sustentável do Brasil S.A.	3,363,219	-	-	337,200	-	-	(38,299)	3,662,120
Interligação Elétrica do Madeira S.A.	1,377,984	-	-	-	-	-	133,077	1,511,061
Norte Brasil Transmissora de Energia S.A.	1,082,843	-	-	-	(208,593)	(22,211)	38,794	890,833
Enerpeixe S.A.	260,599	-	-	-	-	(54,430)	48,103	254,272
Teles Pires Participações S.A.	727,840	55,962	-	-	-	-	(29,937)	753,865
Chapecoense Geração S.A.	395,841	-	-	-	-	(108,460)	122,483	409,864
Belo Monte Transmissora de Energia SPE S.A.	1,603,211	-	-	-	(14,936)	(2,613)	116,294	1,701,956
Interligação Elétrica Garanhuns S.A.	342,776	-	-	-	-	(5,897)	36,484	373,363
Mata de Santa Genebra	482,329	130,289	-	-	-	-	(41,815)	570,803
Energética Águas da Pedra S.A.	218,301	-	-	-	-	(41,939)	57,242	233,604
Goiás Transmissão S.A.	188,574	-	-	-	-	(5,072)	21,357	204,859
Empresa de Energia São Manoel S.A.	644,735	19,333	-	-	-	-	(6,962)	657,106
Companhia Energética Sinop S.A.	479,280	264,568	-	-	-	-	(39,738)	704,110
STN - Sistema de Transmissão Nordeste S.A.	165,749	-	-	-	-	(16,044)	63,775	213,480
Transnorte Energia S.A.	139,814	-	-	-	(73)	-	(4,963)	134,778
MGE Transmissão S.A.	127,583	-	-	-	-	-	11,593	139,176
Transenergia Renovável S.A.	143,185	-	-	-	-	(15,713)	18,915	146,387
Retiro Baixo Energética S.A.	134,277	-	-	-	-	(3,277)	13,796	144,796
Paranaíba Transmissora de Energia S.A.	184,358	-	-	-	-	(2,986)	12596	193,968
Vale do São Bartolomeu	51,173	4,926	-	-	(1)	-	4207	60,305
Triângulo Mineiro Transmissora	91,698	1,406	-	-	-	-	19761	112,865
Transmissora Sul Litorânea de Energia S.A.	233,594	-	-	-	-	195	(19,146)	214,643

Other	1,701,529	(132,841)	(77,231)	114,005	(46,434)	(262,961)	309,288	1,605,355

TOTAL INVESTMENTS	28,310,442	343,643	(87,420)	451,205	(661,517)	(1,143,082)	1,288,550	28,501,819

Associated companies and jointly-controlled ventures	Balance as of 12/31/2017	Transfer of shares	Capital integration/ reduction	Other Comprehensive Results	Capitalization of AFAC	Capital Loss	Adjustments of first adoption IFRS 9 and 15	Dividends and Interest on shareholder's equity	Equity Method	SPEs Transfer	Held for sale	Balance as of 12/31/2018
CHANGE IN INVESTMENTS
Norte Energia (Belo Monte)	5,868,703	-	328,112	-	140,700	-	-	-	526,008	-	-	6,863,523
CTEEP	3,485,985	-	-	26,370	-	-	395,857	(745,791)	862,250	-	-	4,024,671
Lajeado Energia	64,103	-	-	-	-	-	-	(23,886)	39,705	-	-	79,923
CEB Lajeado	49,153	-	-	-	-	-	-	(15,237)	18,889	-	-	52,804
Paulista Lajeado	30,436	-	-	-	-	-	-	(9,873)	9,679	-	-	30,241
Rouar	105,413	-	-	18,062	-	-	-	-	973	-	-	124,448
Madeira Energia S.A. (MESA)	2,077,575	-	678,069	-	-	-	-	-	(750,729)	-	-	2,004,915
Interligação Elétrica do Madeira S.A. (IE Madeira)	1,314,514	-	-	-	-	-	(85,510)	-	148,980	-	-	1,377,984
Norte Brasil Transmissora de Energia S.A.	1,046,172	-	-	-	-	-	(14,808)	(12,967)	64,446	-	-	1,082,843
Enerpeixe S.A.	292,002	-	-	-	-	-	-	(71,273)	39,870	-	-	260,599
Teles Pires Participações	764,559	-	77,823	-	-	-	-	-	(114,542)	-	-	727,840
Chapecoense Geração S.A. (Chapecoense)	389,981	-	-	-	-	-	-	(105,540)	111,400	-	-	395,841
Belo Monte Transmissora de Energia	1,478,019	-	24,500	-	-	-	(211,938)	(8,548)	321,178	-	-	1,603,211
Interligação Elétrica Garanhuns S.A.	356,302	-	-	-	-	-	(34,911)	(15,844)	37,229	-	-	342,776
Mata de Santa Genebra	459,169	-	47,904	-	-	-	(23,835)	3,250	(4,159)	-	-	482,329
Energética Águas da Pedra S.A.	224,668	-	-	-	-	-	-	(50,077)	43,710	-	-	218,301
Goiás Transmissão S.A.	181,481	-	-	-	-	-	(8,589)	-	15,682	-	-	188,574
Empresa de Energia São Manoel	649,731	-	26,000	-	-	-	-	-	(30,996)	-	-	644,735
Companhia Energética Sinop S.A.	539,498	-	70,560	-	-	-	-	-	(130,778)	-	-	479,280
STN - Sistema de Transmissão Nordeste S.A.	216,741	-	-	-	-	-	(50,646)	(43,410)	43,064	-	-	165,749
Transnorte Energia S.A.	148,453	-	-	-	-	-	(10,575)	-	1,936	-	-	139,814
MGE Transmissão S.A.	115,039	-	-	-	-	-	3,827	-	8,717	-	-	127,583
Transenergia Renovável S.A. (Transenergia)	154,498	-	-	-	-	-	(19,732)	(2,450)	10,869	-	-	143,185
Retiro Baixo Energética S.A. (Retiro Baixo)	124,386	-	-	-	-	-	-	(3,081)	12,972	-	-	134,277
Paranaíba Transmissora	160,191	-	-	-	2,082	-	12,554	(2,999)	12,530	-	-	184,358
Vale do São Bartolomeu	123,131	-	4,290	-	-	-	(65,735)	-	(10,513)	-	-	51,173
Triângulo Mineiro Transmissora	163,637	-	-	-	-	-	(57,219)	-	(14,720)	-	-	91,698
Transmissora Sul Litorânea de Energia S.A.	198,174	-	25,948	-	-	-	-	(8,693)	18,165	-	-	233,594
Others	8,640,015	(599,002)	(1,881,243)	(376,559)	577,351	(18,043)	30,381	(217,759)	(109,838)	1,896,902	(1,888,034)	6,054,173

TOTAL INVESTMENTS	29,421,729	(599,002)	(598,037)	(332,127)	720,133	(18,043)	(140,879)	(1,334,178)	1,181,977	1,896,902	(1,888,034)	28,310,442

Associated companies and jointly-controlled ventures	Balance on 12/31/2016	Capital contribution/disposal	Other Comprehensive Income	Capitalization of AFAC	Gains of Capital	Adjustments from previous fiscal years	Dividends and Interest on shareholder's equity	Equity Method	Balance on 12/31/2017
CHANGES IN INVESTMENTS
Mangue Seco II	17,934	-	-	-	-	-	(959)	1,619	18,594
Norte Energia (Belo Monte)	5,358,861	405,068	-	173,700	-	-	-	(68,926)	5,868,703
CTEEP	2,592,701	-	-	-	-	-	(180,287)	1,073,571	3,485,985
Lajeado Energia	218,262	-	5	-	-	(24,431)	(179,631)	49,899	64,103
GED Lajeado	72,989	-	3	(13,372)	-	(6,025)	(22,745)	18,302	49,153
Paulista Lajeado	26,143	-		-	-	-	(6,168)	10,460	30,436
Rouar	97,157	-	1,679	-	-	-	-	6,577	105,413
EMAE	292,355	157	4,320	-	-	-	(13,388)	48,112	331,556
CEMAR	729,888	-	-	-	-	-	(73,144)	164,267	821,010
Madeira Energia S.A. (MESA)	2,503,260	-	-	-	-	-	-	(425,685)	2,077,575
ESBR Partimpagoes S.A.	3,331,923	-	-	-	-	-	-	(34,7132)	3,297,141
Interligag5o Eletrica do Madeira S.A. (IE Madeira)	1,090,107	-	-	-	-	-	39,629	193,778	1,314,514
Norte Brasil Transmissora de Energia S.A.	975,886	-	-	-	-	-		713,286	1,046,172
Manaus Transmissora de Energia S.A.	650,961	-	-	-	-	-	1,389	38,671	691,021
Enerpeixe S.A.	375,174	(100,000)	-		-	-	(40,680)	57,508	292,002
Teles Pires Participag5es	799,926	76,396	-	-	-	-	-	(113,763)	764,559
Chapecoense Geragao S.A. (Chapecoense)	493,555	-	-	-	-	-	(211,674)	108,100	389,981
Belo Monte Transmissora de Energia	1,069,359	382,689	-	-	-	-	(3,955)	29,926	1,478,019
Interligacgo Eldtrica Garanhuns S.A.	360,072	-	-	-	-	-	9,891	(13,661)	356,302
Mata de Santa Genebra	230,685	180,079	-	30,000	-	-	(3,251)	21,656	459,169
EnergOtica Aguas da Pedra S.A.	216,294	-	-	-	-	-	(35,215)	43,589	224,668
Goias Transmission S.AA	170,313	-	-	-	-	-	(6.054)	17,222	181,481
Empresa de Energia ScZ Manoel	418,460	233,3319	-	-	-	-	-	(2,959)	649,731
Cnmnanhia Framatra Sinop SA	430,751	472,838		-	-	-	-	(213,281)	539,498
STN - &sterna de Transmissfifio Nordeste S.A.	202,898	-	-	-	-	-	(21,436)	35,273	216,741
Intesa - Integraq6o Transmissora de Energia S.A.	201,033	-	-	-	-	-	(19,214)	28,773	210,592
Transnorte Energia S.A.	148,748	-	-	-	-	-	-	(295)	148,453
Chapada Piaui II Holding S.A.	117,701	26,919	-	-	-	-	-	(6,905)	137,715
MGE Transmiss3o S.A.	111,344	-	-	-	-	-	(3,971)	7,666	115,039
Transmissora Sul Brasileira de Energia S.A. (TSBE)	277,474	-	-	-	-	-	-	(20,033)	257,441
Transenergia Renovdvel S.A. (Transenergia)	153,390	-	-	-	-	-	1,541	(433)	154,498
Retiro Baixo Energetica S.A. (Retiro Baixo)	127,229	-	-	-	-	-	(13,515)	10,672	124,386
Brasnorte Transmissora de Energia S.A.	127,338	-	-	-	-	-	(7,805)	3,994	123,527
Chapada Piaui I Holding S.A.	104,060	-	-	34,534	-	-	-	(12,209)	126,385
Paranaiba Transmissora	147,656	-	-	-	-	-	(7,093)	19,628	160,191
Vale do Sqo Eartolomeu	72,755	38,999	-	-	-	-	-	11,377	123,131
Transmissora Matogrossense de Energia S.A.	106,480	.5,880	-	-	-	-	(1,961)	12,783	123,182
TriOngulo Mineiro Transmissora	128,765	10,689	-	-	-		-	24,183	163,637
Transmissora Sul LitorOnea de Energia S.A.	140,280	-	-	50,929	-	-	(1,385)	8,350	198,174
Serra do Facao Energia S.A.	23,670	-	-	-	-	-	-	2,542	26,212
Transenergia Sfio Paulo S.A.	92,138	-	-	-	-	-	(5)	1,300	93,433
Vamcruz I Participacties S.A.	92,452	-	-	33,299	-	-	(2,130)	8,014	131,635
Eolica Serra das Vacas Holding S.A.	94,614	-	-	6,581	-	-		(5,023)	96,172
Others	2,077,787	(1,078,841	(172,645)	708,66.5	380,322	37,983	(138,058)	339,187	2,154,399
	-	-	-	-	-	-	-	-	-
TOTAL INVESTMENTS	27,070,828	505.393	(166,639)	1,024,336	390,322	7,527	(950,267)	1,550,229	29,421,729

14.3 Summary of information of the main joint ventures and associates

12/31/2019
		ASSETS
		Current		Non-Current
Jointly controlled and associated	Participation	Cash and cash equivalent	Other assets	Financial. intangible and fixed assets	Other assets	Total Assets
Norte Energia S.A	49.98%	194,147	908,468	43,279,924	657,221	45,039,760
Energia Sustentável do Brasil S.A.	40.00%	122,422	606,459	19,232,356	1,304,520	21,265,757
Madeira Energia S.A.	43.00%	77,538	672,399	19,915,145	1,764,490	22,429,572
CTEEP	36.05%	593,663	2,035,404	95,867	16,293,877	19,018,811
Belo Monte Transmissora de Energia	49.00%	36,481	765,981	6,434,399	130,392	7,367,253
Interligação Elétrica do Madeira S.A.	49.00%	276,806	624,764	5,291,424	89,644	6,282,638
Teles Pires Participações	49.72%	43,031	116,616	4,670,067	417,570	5,247,284
Belo Monte Transmissora	24.50%	36,481	765,981	4,047	6,560,744	7,367,253
Companhia Energética Sinop	49.00%	85,459	89,213	2,178,234	594,036	2,946,942
Norte Brasil Transmissora de Energia S.A.	49.00%	69,886	333,290	2,963,093	57,317	3,423,586
Empresa de Energia São Manoel	33.00%	112,935	111,788	3,366,191	370,104	3,961,018
Chapecoense Geração S.A.	40.00%	240,645	138,713	2,650,780	93,675	3,123,813
Mata de Santa Genebra	50.00%	33,616	12,688	2,544,168	289,562	2,880,034
Enerpeixe S.A.	40.00%	287,831	135,784	1,417,723	189,993	2,031,331
Serra do Facão Energia S.A.	49.00%	4	236,243	1,645,917	145,010	2,027,174
Paranaíba Transmissora	24.50%	20,338	158,220	5,518	1,753,724	1,937,800
Energética Águas da Pedra S.A.	49.00%	64,007	42,099	656,075	28,372	790,553
EMAE	40.44%	397,457	187,942	77,804	763,499	1,426,702
Interligação Elétrica Garanhuns S.A.	49.00%	3,770	121,017	2,652	1,032,007	1,159,446
Transmissora Sul Litorânea de Energia	51.00%	17,073	46,475	2,583	930,468	996,599
STN - Sistema de Transmissão Nordeste S.A.	49.00%	65,277	171,005	476,807	36,349	749,438
Goiás Transmissão S.A.	49.00%	10,745	55,556	566,134	8,624	641,059
Transenergia Renovável S.A.	49.00%	14,673	55,273	310	352,081	422,337
Vale do São Bartolomeu	39.00%	32	9,121	481,746	7,781	498,680
Triângulo Mineiro Transmissora	49.00%	7,270	6,678	464,986	13,057	491,991
Retiro Baixo Energética S.A.	49.00%	55,676	12,506	333,502	9,453	411,137
Rouar	50.00%	68,184	5,463	326,407	17,956	418,010
MGE Transmissão S.A.	49.00%	14,468	4,149	351,683	4,225	374,525
Transenergia São Paulo S.A.	49.00%	4,497	17,429	244	171,961	194,131
Baguari Energia S.A.	31.00%	8,828	50,749	185,593	1,918	247,088
Manaus Construtora Ltda	49.50%	-	88,136	-	1	88,137
Fronteira Oeste	51.00%	22,173	4,649	14	145,614	172,450
Tijoa Participações e Investimentos	50.00%	20,353	56,472	42,906	180	119,911
Manaus Construção	19.50%	30,082	344	-	58,548	88,974
Caldas Novas Transmissão	50.00%	2,277	585	33,205	783	36,850
Construtora Integração Ltda	49.00%	256	44,214	-	657	45,127
Lago Azul Transmissão	50.00%	6,941	900	36,756	271	44,868
CSE Centro de Soluções Estratégicas	50.00%	9,041	1,156	899	18	11,114
Amapari Energia S.A.	49.00%	45,200	997	473	-	46,670
Energia Olímpica S.A.	50.00%	2,235	3,233	-	-	5,468
Inambari Geração de Energia	20.00%	51	254	-	-	305

12/31/2019
		LIABILITIES
		Current		Non-Current
Joint ventures and associated	Participation	Loans, Financing and Debentures	Other liabilities	Loans, Financing and Debentures	Other liabilities	Total Liabilities	Net equity
Norte Energia S.A	49.98%	2,860,815	1,551,300	25,218,056	1,378,009	31,008,180	14,031,580
Energia Sustentável do Brasil S.A.	40.00%	446,741	479,396	10,035,991	1,148,330	12,110,458	9,155,299
Madeira Energia S.A.	43.00%	284,507	892,490	15,675,160	1,872,655	18,724,812	3,704,760
CTEEP	36.05%	658,553	772,231	403,959	5,389,749	7,224,492	11,794,319
Belo Monte Transmissora de Energia	49.00%	224,852	83,288	3,080,320	490,516	3,878,976	3,488,277
Interligação Elétrica do Madeira S.A.	49.00%	251,430	221,127	1,623,559	1,102,724	3,198,840	3,083,798
Teles Pires Participações	49.72%	213,094	110,465	2,861,799	519,778	3,705,136	1,542,148
Belo Monte Transmissora	24.50%	224,853	83,287	3,080,320	490,516	3,878,976	3,488,277
Companhia Energética Sinop	49.00%	26,823	30,414	1,330,892	84,741	1,472,870	1,474,072
Norte Brasil Transmissora de Energia S.A.	49.00%	223,237	81,438	901,994	394,305	1,600,974	1,822,612
Empresa de Energia São Manoel	33.00%	116,689	47,023	1,752,728	73,241	1,989,681	1,971,337
Chapecoense Geração S.A.	40.00%	138,759	313,044	913,308	734,044	2,099,155	1,024,658
Mata de Santa Genebra	50.00%	95,074	36,407	1,207,619	431,139	1,770,239	1,109,795
Enerpeixe S.A.	40.00%	195,808	418,639	467,505	313,698	1,395,650	635,681
Serra do Facão Energia S.A.	49.00%	50,473	175,026	251,507	1,505,919	1,982,925	44,249
Paranaíba Transmissora	24.50%	60,398	43,667	580,451	461,579	1,146,095	791,705
Energética Águas da Pedra S.A.	49.00%	35,430	54,367	211,088	14,795	315,680	474,873
EMAE	40.44%	-	119,000	-	317,477	436,477	990,225
Interligação Elétrica Garanhuns S.A.	49.00%	33,399	22,812	186,232	155,034	397,477	761,969
Transmissora Sul Litorânea de Energia	51.00%	29,386	38,772	360,282	147,291	575,731	420,868
STN - Sistema de Transmissão Nordeste S.A.	49.00%	23,644	49,609	55,122	185,388	313,763	435,675
Goiás Transmissão S.A.	49.00%	17,842	33,788	156,462	41,290	249,382	391,677
Transenergia Renovável S.A.	49.00%	15,384	14,692	80,523	26,529	137,128	285,209
Vale do São Bartolomeu	39.00%	22,721	12,078	74,801	11,958	121,558	377,122
Triângulo Mineiro Transmissora	49.00%	23,004	12,280	77,554	9,729	122,567	369,424
Retiro Baixo Energética S.A.	49.00%	13,703	20,236	68,468	9,198	111,605	299,532
Rouar	50.00%	12,716	1,314	164,083	20,643	198,756	219,254
MGE Transmissão S.A.	49.00%	9,364	16,538	57,755	23,981	107,638	266,887
Transenergia São Paulo S.A.	49.00%	4,437	6,216	28,421	43,778	82,852	111,279
Baguari Energia S.A.	31.00%	-	15,571	-	4,533	20,104	226,984
Manaus Construtora Ltda	49.50%	-	2,263	23,769	23,298	49,330	38,807
Fronteira Oeste	51.00%	-	1,895	-	81,010	82,905	89,545
Tijoa Participações e Investimentos	50.00%	-	63,676	-	29,799	93,475	26,436
Manaus Construção	19.50%	-	2,418	-	47,067	49,485	39,489
Caldas Novas Transmissão	50.00%	1,374	2,733	7,484	2,234	13,825	23,025
Construtora Integração Ltda	49.00%	-	1,247	-	-	1,247	43,880
Lago Azul Transmissão	50.00%	-	3,610	-	1,410	5,020	39,848
CSE Centro de Soluções Estratégicas	50.00%	-	3,977	-	126	4,103	7,011
Amapari Energia S.A.	49.00%	-	3,552	-	46,317	49,869	(3,199)
Energia Olímpica S.A.	50.00%	-	2,974	-	-	2,974	2,494
Inambari Geração de Energia	20.00%	-	280	-	-	280	25

12/31/2018
		ASSETS
		Current		Non-Current
Joint ventures and associated	Participation	Cash and cash equivalent	Other assets	Financial. intangible and fixed assets	Other assets	Total Assets
Norte Energia S.A	49.98%	252,763	1,222,598	41,608,558	1,075,826	44,159,745
Energia Sustentável do Brasil S.A.	40.00%	95,767	453,419	19,362,325	1,508,356	21,419,867
Madeira Energia S.A.	42.46%	68,645	549,585	20,787,932	1,665,469	23,071,631
CTEEP	36.05%	6,224	2,436,439	37,325	15,306,539	17,786,527
Belo Monte Transmissora de Energia	49.00%	36,725	747,657	6,240	102,468	7,110,985
Interligação Elétrica do Madeira S.A.	49.00%	182,192	474,127	5,110,465	181,899	5,948,683
Teles Pires Participações	49.44%	27,857	139,167	4,803,349	370,501	5,340,874
Belo Monte Transmissora	24.50%	36,725	175,099	6,786,725	112,436	7,110,985
IEMADEIRA	24.50%	182,192	474,127	5,110,465	181,899	5,948,683
Companhia Energética Sinop	49.00%	64,563	70,034	2,204,358	288,075	2,627,030
Norte Brasil Transmissora de Energia S.A.	49.00%	138,473	362,877	3,541,588	57,153	4,100,091
Empresa de Energia São Manoel	33.33%	46,025	74,060	3,362,567	438,080	3,920,732
Chapecoense Geração S.A.	40.00%	184,003	161,734	2,732,454	118,866	3,197,057
Manaus Transmissora de Energia S.A.	19.50%	73,448	186,326	38,873	2,664,935	2,963,582
Mata de Santa Genebra	49.90%	19,568	10,931	2,181,111	153,550	2,365,160
Enerpeixe S.A.	40.00%	307,780	192,726	1,471,006	154,532	2,126,044
Serra do Facão Energia S.A.	49.47%	3	156,883	1,747,814	153,643	2,058,343
Paranaíba Transmissora	24.50%	13,931	19,164	1,812,949	58,402	1,904,446
Energética Águas da Pedra S.A.	49.00%	26,547	44,273	683,503	28,829	783,152
EMAE	40.44%	216,626	184,307	72,957	784,520	1,258,410
Interligação Elétrica Garanhuns S.A.	49.00%	37,490	93,081	1,018,264	14,241	1,163,076
Transmissora Sul Litorânea de Energia	51.00%	25,017	134,734	845,532	42,450	1,047,733
Chapada Piauí II Holding S.A.	49.00%	17,671	20,052	759,287	27,268	824,278
Chapada Piauí I Holding S.A.	49.00%	21,770	19,908	746,512	29,464	817,654
STN - Sistema de Transmissão Nordeste S.A.	49.00%	13,204	224,958	477,011	27,672	742,845
Goiás Transmissão S.A.	49.00%	8,804	6,220	626,825	8,286	650,135
Vamcruz I	49.00%	79,544	19,567	453,165	-	552,276
Serra das Vacas Holding	49.00%	13,981	7,417	483,119	14,427	518,944
Transenergia Renovável S.A.	49.00%	20,042	6,681	403,512	5,667	435,902
Vale do São Bartolomeu	39.00%	1,716	7,401	438,758	7,222	455,097
Triângulo Mineiro Transmissora	49.00%	2,039	5,026	435,814	12,509	455,388
Retiro Baixo Energética S.A.	19.61%	35,582	11,412	343,504	10,631	401,129
Rouar	50.00%	92,982	6,416	315,590	19,962	434,950
MGE Transmissão S.A.	49.00%	12,855	2,803	355,902	4,239	375,799
TDG	49.00%	31,814	33,118	295,944	8,338	369,214
Transnorte Energia S.A.	49.00%	7,283	8,395	-	279,180	294,858
Transenergia São Paulo S.A.	49.00%	2,511	1,765	182,015	1,972	188,263
Baguari Energia S.A.	30.61%	5,942	35,858	194,769	9,320	245,889
Manaus Construtora Ltda	49.50%	1	87,794	-	1	87,796
Livramento	78.00%	3,725	2,349	159,904	3,402	169,380
Fronteira Oeste	51.00%	1,273	14,386	121,928	13,819	151,406
Banda de Couro	1.70%	10,379	1,709	127,029	2,054	141,171
BARAÚNAS I	49.00%	3,128	1,375	118,510	4,253	127,266
Mussambê	49.00%	3,925	1,293	115,806	5,409	126,433
Morro Branco I	49.00%	2,627	1,679	116,042	3,272	123,620
7 Gameleiras	49.00%	3,151	3,810	91,935	13,241	112,137
S P do Lago	49.00%	1,774	3,337	85,395	16,736	107,242
Tijoa Participações e Investimentos	49.90%	35,973	30,021	37,123	72	103,189
Pedra Branca	49.00%	7,592	6,188	82,459	5,707	101,946
Baraúnas III	1.50%	13,031	1,951	84,961	1,532	101,475
Manaus Construção	19.50%	1	460	-	87,430	87,891
Caldas Novas Transmissão	49.90%	2,023	530	33,938	748	37,239
Construtora Integração Ltda	49.00%	1	45,781	-	5,559	51,341
Lago Azul Transmissão	49.90%	5,389	824	58,082	271	64,566
CSE Centro de Soluções Estratégicas	49.90%	6,649	2,864	887	165	10,565
Amapari Energia S.A.	40.07%	4,127	115	-	1,943	6,185
Energia Olímpica S.A.	49.90%	2,235	3,233	-	-	5,468
Inambari Geração de Energia	19.61%	51	254	-	-	305

12/31/2018
		LIABILITIES
		Current		Non-Current
		Loans and		Loans and
Joint ventures and associated	Participation	financing	Other liabilities	financing	Other liabilities	Total Liabilities	Net equity
Norte Energia S.A	49.98%	2,348,330	1,341,796	25,578,153	1,166,966	30,435,245	13,724,500
Energia Sustentável do Brasil S.A.	40.00%	402,315	487,343	10,409,556	1,712,606	13,011,820	8,408,047
Madeira Energia S.A.	42.46%	169,178	1 ,112,155	14,795,974	2,337,731	18,415,038	4,656,593
CTEEP	36.05%	280,729	250,411	940,564	5,246,176	6,717,880	11,068,647
Belo Monte Transmissora de Energia	49.00%	342,809	123,745	2,436,758	961,328	3,864,640	3,246,345
Interligação Elétrica do Madeira S.A.	49.00%	173,943	115,077	1,375,483	1,471,970	3,136,473	2,812,210
Teles Pires Participações	49.44%	214,126	160,783	3,053,391	419,885	3,848,185	1,492,689
Belo Monte Transmissora	24.50%	384,299	82,255	2,990,508	407,578	3,864,640	3,246,345
IEMADEIRA	24.50%	173,943	115,077	1,375,483	1,471,970	3,136,473	2,812,210
Companhia Energética Sinop	49.00%	47,959	66,549	1,029,711	251,384	1,395,603	1,231,427
Norte Brasil Transmissora de Energia S.A.	49.00%	75,482	180,497	730,024	912,399	1,898,402	2,201,689
Empresa de Energia São Manoel	33.33%	113,773	60,485	1,767,900	77,351	2,019,509	1,901,223
Chapecoense Geracao S.A.	40.00%	138,706	285,757	1,045,401	737,591	2,207,455	989,602
Manaus Transmissora de Energia S.A.	19.50%	75,063	149,959	647,885	653,237	1,526,144	1,437,438
Mata de Santa Genebra	49.90%	33,964	90,642	934,650	339,312	1,398,568	966,592
Enerpeixe S.A.	40.00%	176,508	414,211	573,087	310,740	1,474,546	651,498
Serra do Facão Energia S.A.	49.47%	50,744	166,834	289,710	1,524,799	2,032,087	26,256
Paranaíba Transmissora	24.50%	55,968	48,631	612,854	434,414	1,151,867	752,579
Energética Águas da Pedra S.A.	49.00%	35,573	51,051	244,875	15,805	347,304	435,848
EMAE	40.44%	-	129,976	-	259,579	389,555	868,855
Interligacao Elétrica Garanhuns S.A.	49.00%	33,400	26,958	218,523	165,413	444,294	718,782
Transmissora Sul Litorânea de Energia	51.00%	55,275	28,916	499,213	6,303	589,707	458,026
Chapada Piauí II Holding S.A.	49.00%	24,451	28,561	539,513	116,032	708,557	115,721
Chapada Piauí I Holding S.A.	49.00%	25,533	30,858	530,657	112,289	699,337	118,317
STN - Sistema de Transmissão Nordeste S.A.	49.00%	22,481	49,004	78,733	132,855	283,073	459,772
Goiás Transmissão S.A.	49.00%	17,694	32,784	172,648	42,165	265,291	384,844
Vamcruz I	49.00%	18,108	14,761	216,177	35,693	284,739	267,537
Serra das Vacas Holding	49.00%	19,276	12,636	248,051	57,868	337,831	181,113
Transenergia Renovável S.A.	49.00%	13,553	7,294	95,699	27,141	143,687	292,215
Vale do São Bartolomeu	39.00%	22,050	11,622	95,529	6,940	136,141	318,956
Triângulo Mineiro Transmissora	49.00%	22,368	2,330	100,381	6,096	131,175	324,213
Retiro Baixo Energética S.A.	19.61%	13,651	18,523	81,905	8,985	123,064	278,065
Rouar	50.00%	12,004	1,206	166,479	6,404	186,093	248,858
MGE Transmissão S.A.	49.00%	9,342	15,626	66,173	24,284	115,425	260,374
TDG	49.00%	3,393	20,007	154,366	126,467	304,233	64,981
Transnorte Energia S.A.	49.00%	-	727	-	10,459	11,186	283,672
Transenergia São Paulo S.A.	49.00%	4,424	2,903	32,755	49,033	89,115	99,148
Baguari Energia S.A.	30.61%	-	9,213	-	4,706	13,919	231,970
Manaus Construtora Ltda	49.50%	-	2,317	-	47,067	49,384	38,412
Livramento	78.00%	3,540	4,700	35,422	180,569	224,231	(54,851)
Fronteira Oeste	51.00%	-	22,886	-	25,510	48,396	103,010
Banda de Couro	1.70%	2,783	6,672	62,335	35,886	107,676	33,495
BARAÚNAS I	49.00%	5,644	2,408	62,218	21,902	92,172	35,094
Mussambê	49.00%	5,155	2,618	56,805	21,883	86,461	39,972
Morro Branco I	49.00%	5,909	2,430	65,079	21,853	95,271	28,349
7 Gameleiras	49.00%	5,216	2,706	53,608	2,689	64,219	47,767
S P do Lago	49.00%	5,374	3,156	55,545	4,035	68,110	39,132
Tijoa Participates e Investimentos	49.90%	-	51,350	-	30,751	82,101	21,088
Pedra Branca	49.00%	5,204	2,737	49,560	2,037	59,538	36,050
Baraúnas III	1.50%	3,420	4,401	43,326	22,979	74,126	27,349
Manaus Construgao	19.50%	-	2,317	-	47,067	49,384	38,507
Caldas Novas Transmissão	49.90%	1,341	3,202	8,888	2,283	15,714	21,525
Construtora Integracao Ltda	49.00%	-	2,706	-	103	2,809	48,532
Lago Azul Transmissão	49.90%	-	7,942	-	-	7,942	56,624
CSE Centro de Soluções Estratégicas	49.90%	-	5,411	-	-	5,411	5,154
Amapari Energia S.A.	40.07%	-	32,688	-	3,275	35,963	(29,778)
Energia Olímpica S.A.	49.90%	-	2,974	-	-	2,974	2,494
Inambari Geracao de Energia	19.61%	-	280	-	-	280	25

12/31/2019
Jointly controlled and affiliated enterprises	Net operating revenue	Financial revenue	Financial expenses	Taxes on profit	Net profit (loss)	Depreciation and amortization
Norte Energia S.A	4,214,481	51,962	(1,691,603)	(945)	209,628	(1,121,301)
CTEEP	2,617,843	416,240	(599,248)	(344,718)	1,762,631	(18,603)
Energia Sustentável do Brasil S.A.	2,568,049	11,050	(980,479)	5 5,929	(95,748)	(816,959)
Madeira Energia S.A.	3,197,523	131,422	(1,683,378)	9,574	(951,833)	(868,899)
Chapecoense Geração S.A.	8 84,034	16,526	(164,565)	(152,201)	306,209	(86,931)
Teles Pires Participações	831,628	9,811	(285,650)	51,220	(63,933)	(179,889)
Belo Monte Transmissora de Energia	790,313	12,389	(331,461)	(119,145)	237,334	(370)
Interligação Elétrica do Madeira S.A.	682,133	19,823	(169,314)	(110,410)	271,588	(6,951)
Enerpeixe S.A.	407,567	34,258	(108,923)	3,017	120,259	(52,728)
EMAE	405,996	40,334	(1,545)	(29,474)	92,636	(1,674)
Empresa de Energia São Manoel	382,499	12,124	(187,155)	6,754	(13,216)	(130,107)
Norte Brasil Transmissora de Energia S.A.	350,239	10,903	(110,237)	(8,382)	56,902	-
Serra do Facão Energia S.A.	339,013	9,680	(165,130)	1,805	8,669	(100,478)
Mata de Santa Genebra	337,116	2,204	(91,572)	4 3,156	(83,797)	(70)
Energética Águas da Pedra S.A.	255,879	4,348	(23,152)	(21,566)	114,721	(29,326)
Companhia Energética Sinop	241,413	7,910	(31,962)	1 8,504	(43,982)	(24,748)
Tijoa Participates e Investimentos	177,363	1,438	(370)	(27,614)	54,005	(595)
Paranaíba Transmissora	175,055	3,402	(57,556)	(39,028)	51,313	(32)
STN - Sistema de Transmissão Nordeste S.A.	106,975	2,891	(9,767)	(20,563)	130,154	-
Interligação Elétrica do Madeira S.A.	93,118	3,479	(17,972)	6,398	74,458	-
Transmissora Sul Litorânea de Energia	79,693	2,375	(51,587)	2,961	(10,447)	(109)
Goiás Transmissão S.A.	71,525	1,006	(15,540)	(2,681)	43,588	(102)
Retiro Baixo Energética S.A.	70,341	2,989	(8,175)	(3,301)	28,154	(10,498)
Baguari Energia S.A.	68,432	4,232	(669)	(16,581)	32,282	(8,867)
Triângulo Mineiro Transmissora	66,378	791	(5,306)	(4,573)	40,329	(38)
Transenergia Renovável S.A.	63,810	1,869	(9,037)	(2,624)	38,601	(77)
MGE Transmissão S.A.	42,815	879	(5,367)	(1,675)	23,659	(23)
Fronteira Oeste	25,809	409	(874)	(14,746)	(38,965)	-
Transenergia São Paulo S.A.	23,485	366	(3,024)	(965)	16,633	(20)
Rouar	16,965	822	11,814	3,670	(2,495)	(20,325)
CSE Centro de Soluções Estratégicas	11,474	336	(132)	(479)	1,857	(745)
Caldas Novas Transmissão	3,452	133	(759)	(140)	1,967	(7)
Lago Azul Transmissão	2,955	351	(7)	(226)	1,404	(3)
Construtora Integração Ltda	46	741	(22)	(5,040)	(4,294)	-
Manaus Construção	-	1,491	(54)	(257)	982	-
Amapari Energia S.A.	-	1,922	(1,977)	-	(3,492)	-
Energia Olímpica S.A.	-	166	(9)	544	440
Inambari Geração de Energia	-	-	(9)	-	(159)	-

12/31/2018
	Net operating	Financial	Financial			Depreciation and
Joint ventures and associated	revenue	revenue	expenses	Taxes on profit	Net profit (loss)	amortization
Norte Energia S.A	4,241,678	128,548	(1,162,825)	(228,373)	1,284,948	(106,049)
Madeira Energia S.A.	3,005,553	127,777	(1,880,828)	(111,830)	(1,743,636)	(887,061)
CTEEP	2,750,621	332,301	(468,926)	(454,828)	1,881,668	(8,347)
Energia Sustentável do Brasil S.A.	2,449,638	23,612	(1,063,924)	621,542	(1,202,490)	(809,634)
Belo Monte Transmissora	1,509,358	9,972	(319,121)	(318,570)	647,395	(570,066)
Chapecoense Geração S.A.	874,070	24,678	(205,138)	(139,216)	278,495	(86,189)
Teles Pires Participações	772,601	13,550	(316,654)	11,477	(229,984)	(177,313)
Interligação Elétrica do Madeira S.A.	637,389	23,401	(195,669)	(18,706)	304,037	(7,044)
Mata de Santa Genebra	514,591	4,877	(64,384)	2,685	(5,070)	(71)
Norte Brasil Transmissora de Energia S.A.	352,817	9,786	(117,078)	(42,912)	161,741	-
Enerpeixe S.A.	327,484	43,960	(89,319)	(2,441)	99,675	(56,642)
Serra do Facão Energia S.A.	309,961	6,374	(195,896)	18,978	(24,494)	(100,498)
Empresa de Energia São Manoel	285,835	8,258	(166,007)	45,701	(88,809)	(125,861)
EMAE	285,819	37,560	(4,825)	19,557	101,517	(1,378)
Energética Águas da Pedra S.A.	257,379	4,979	(27,967)	(19,014)	99,040	(28,542)
Paranaíba Transmissora	165,260	4,511	(62,488)	(32,898)	51,141	(35)
STN - Sistema de Transmissão Nordeste S.A.	154,227	2,521	(13,576)	(16,966)	106,034	(1,722)
Tijoa Participações e Investimentos	150,451	1,054	(547)	(17,485)	33,387	(1,394)
Companhia Energética Sinop	133,025	5,882	(549)	137,515	(266,896)	(656)
Manaus Transmissora de Energia S.A.	131,265	3,569	(46,221)	(23,604)	49,346	-
Interligação Elétrica Garanhuns S.A.	129,696	2,815	(17,739)	(12,470)	83,268	(1,191)
Transmissora Sul Litorânea de Energia	100,280	3,325	(57,842)	8,788	35,620	(108)
Chapada Piauí I Holding S.A.	71,755	1,523	(56,314)	(2,204)	(31,878)	-
Retiro Baixo Energética S.A.	71,137	1,953	(10,511)	(2,835)	26,472	(10,482)
Baguari Energia S.A.	67,778	1,887	(916)	(3,451)	39,327	(8,099)
Goiás Transmissão S.A.	60,005	1,236	(17,023)	(2,941)	32,003	(70)
Transenergia Renovável S.A.	55,723	1,583	(9,962)	(2,344)	22,182	(25)
Transmissora Sul Brasileira de Energia S.A.	45,873	2,384	(29,343)	(3,617)	2,441	(9)
Triângulo Mineiro Transmissora	41,130	789	(5,458)	(1,422)	(10,639)	(37)
MGE Transmissão S.A.	33,864	811	(6,942)	(1,438)	17,791	(25)
TDG	33,275	2,763	(8,195)	(2,940)	9,250	(1,136)
Fronteira Oeste	33,185	125	(257)	11,909	(7,584)	-
Vamcruz I	32,479	2,456	(17,536)	(1,965)	(9,572)	(7,070)
Vale do São Bartolomeu	31,180	721	(3,602)	(1,103)	(11,899)	(28)
Serra das Vacas Holding	26,561	253	(13,326)	(1,015)	490	(214)
Livramento	22,901	298	(5,896)	(585)	12,870	(10,352)
Transenergia São Paulo S.A.	19,567	1,925	(3,538)	(1,302)	12,629	(2)
Rouar S.A.	17,329	183	12,298	3,027	(1,948)	19,748
CSE Centro de Soluções Estratégicas	15,669	336	(104)	(681)	995	(245)
Banda de Couro	11,526	462	(7,306)	(540)	(3,495)	(5,996)
Mussambê	10,770	297	(5,269)	(426)	(2,838)	-
Baraúnas I	10,636	268	(5,595)	(413)	(3,420)	(6,094)
Morro Branco I	10,518	250	(5,880)	(402)	(3,759)	-
Transenergia Goiás	9,983	1,327	(28)	(655)	4,609	(15)
Baraúnas III	8,923	561	(4,057)	(494)	(1,207)	(125)
Chapada Piauí II Holding S.A.	7,217	(241)	(21,289)	(501)	(22,359)	-
Transnorte Energia S.A.	7,150	449	(62)	(1,462)	2,434	-
Lago Azul Transmissão	6,028	347	(5)	1,142	6,052	(3)
Caldas Novas Transmissão	4,064	123	(809)	(180)	1,497	(8)
S P do Lago	468	262	(1,424)	(59)	(3,406)	-
Manaus Construção	-	-	(167)	(9)	(188)	-
Construtora Integração Ltda	-	-	(359)	-	(518)	-
Amapari Energia S.A.	-	362	(1,942)	-	(1,753)	-
Energia Olímpica S.A.	-	166	(9)	544	440	-
Inambari Geração de Energia	-	-	(9)	-	(159)	-
7 Gameleiras	(781)	215	(1,297)	(80)	(5,278)	-
Pedra Branca	(4,462)	148	(1,311)	77	(8,653)	(145)

14.4 - Information of the market value of investees accounted for using the equity method that are quoted on the stock exchange

Publicly traded companies		Fair Value
companies	Participation	31/12/2019	31/12/2018
Valued by the equity equivalence method
CTEEP	36.05%	5,389,526	4,031,053
EQUATORIAL MARANHÃO D.	33.55%	2,624,872	1,760,599
CEEE-GT	32.59%	1,268,004	663,577
EMAE	39.02%	532,395	263,386
CEEE-D	32.59%	315,467	118,344

14.5 - Special Purpose Entities - SPEs

In prior years, Eletrobras Companies have entered into investments in partnerships with the private sector, where the Company is a non-controlling shareholder. These projects are aimed at operating in the areas of generation and transmission of electric power, whose amounts contributed are classified under Investments, accounted by the equity method.

In 2018, the Company made several transactions with its subsidiaries to transfer shares of generation and transmission SPEs that were later sold. At the end of 2018 and throughout 2019 these SPEs were transferred as described in note 46.

14.6 - Shares in guarantee

Considering that the Company has several lawsuits under the Judiciary, where it is the defendant (see note 29), assets representing 9.24% as of December 31, 2019 (9.89% as of December 31, 2018) of the total investment balances are offered as collateral, in these legal proceedings, as follows:

31/12/2019
EQUITY	INVESTMENT	BLOCKING	BLOCKED
HOLDINGS	AMOUNT	PERCENTAGE	INVESTMENT
CTEEP	3,613,866	90.45%	3,268,742
EQUATORIAL MARANHÃO D.	1,031,514	91.35%	942,288
CEEE - GT	776,526	100.00%	776,526
EMAE	386,386	100.00%	386,386
AES TIETE	509,019	95.28%	484,993
ENERGISA S.A.	449,718	78.87%	354,693
COELCE	301,218	83.82%	252,481
CESP	214,488	97.85%	209,877
CELESC	213,556	74.70%	159,526
CEB	18,439	99.97%	18,433
CELPA	81,376	100.00%	81,376
CELPE	30,225	100.00%	30,225
CGEEP	20,982	64.89%	13,615
ENERGISA MT	12,796	100.00%	12,796
TOTAL	7,660,109		6,991,957

14.7 - Generation and Transmission Companies

a) CGTEE - Its main corporate purpose is to conduct studies with respect to projects, construction and operations of electric power plants, electric power transmission and transformation facilities. On December 31, 2019, the subsidiary had a negative net working capital of R$ 339,242 (negative R$ 1,849,262 on December 31, 2018).

On January 2, 2020, the subsidiary Eletrosul was merged by CGTEE. The resulting company was renamed Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – CGT Eletrosul, as provided for in the PDNG 2019-2023.

b) Amazonas GT - Its main activities are the generation and transmission of electric power in the state of Amazonas. As of December 31, 2019, the investee has a positive net working capital of R$ 26,186 (negative R$ 1,067,641 as of December 31, 2018) and negative equity of R$ 119,223 (R$ 337,739 as of December 31, 2018). The entity recorded successive losses in its operation, until 2018, before the startup of the Mauá 3 plant.

c) Eletronuclear - has as main objective the construction and operation of nuclear power plants, the performance of engineering and related services in the state of Rio de Janeiro. On December 31, 2019, the subsidiary had a negative net working capital of R$ 674,316 (negative R$ 889,658 on December 31, 2018).

d) In addition to the above subsidiaries that have a provision for unsecured liabilities, the Company also holds interests, through its subsidiaries, in SPEs Madeira Energia S.A., Norte Energia S.A., Energia Sustentável do Brasil S.A. and Teles Pires Participações S.A., which as of December 31, 2019 have negative net working capital in the respective amounts of R$ 427,060, R$ 3,309,499, R$ 197,256 and R$ 163,912 (R$ 663,103, R$ 2,762,388, R$ 314,358 and R$ 207,885 respectively as of December 31, 2018).

The circumstances of the subsidiaries and jointly-controlled companies demonstrate the need to maintain financial support from third parties, the Company and/or other shareholders.

NOTE 15 - FIXED ASSETS, NET

Fixed assets items refer mainly to infrastructure for the generation of electric power from concessions not extended under Law 12,783/13 and corporate assets.

Special Obligations (obligations linked to concessions) correspond to funds received from consumers with the purpose of contributing to the execution of expansion projects necessary to fulfill requests for electric power supply and are allocated to the corresponding projects. Assets acquired with the corresponding funds are recorded in the Company’s Fixed Assets, pursuant to provisions established by ANEEL. Due to their nature these contributions do not represent effective financial obligations as they will not be returned to consumers.

Administration fixed assets are mainly composed of: land, buildings, machinery and equipment, vehicles, furniture and fixtures and easements. The most significant values originate from the subsidiaries Eletronorte and Chesf. The following shows the movement of fixed assets:

	Balance as of 12/31/2018	Initial adoption - IFRS 16	Additions	Transfer	Disposals	Impairment	Balance as of 12/31/2019
Generation / Commercialization
In service	47,517,007		516,684	1,799,348	(3,732)	-	49,829,307
Accumulated depreciation	(25,547,961)	-	(1,482,961)	8,871	984	-	(27,021,067)
In progress	15,387,242	-	1,842,068	(1,959,882)	(9,460)	-	15,259,968
Provision for asset recovery value (impairment) (1)	(6,920,862)	-	-	-	-	73,763	(6,847,099)
Special Obligations Linked to the Concession	(526,248)	-	(190,827)	(8,329)	-		(725,404)
	29,909,178	-	684,964	(159,992)	(12,208)	73,763	30,495,705
Administration
In service	2,446,802	-	908	69,241	(11,710)	-	2,505,241
Accumulated depreciation	(1,536,672)	-	(96,743)	48,638	8,623	-	(1,576,154)
In progress	566,693	-	110,948	(40,152)	(1,702)	-	635,787
Special Obligations Linked to the Concession	(8,329)	-	-	8,329	-		-
	1,468,494	-	15,113	86,056	(4,789)	-	1,564,874
Commercial Lease (2)
In service	1,730,922	340,225	172,513	-	(111,289)	-	2,132,371
Accumulated depreciation	(738,202)	-	(138,874)	-	-	-	(877,076)
	992,720	340,225	33,639	-	(111,289)	-	1,255,295

TOTAL	32,370,392	340,225	733,716	(73,936)	(128,286)	73,763	33,315,874

	Balance as of 12/31/2017	Additions	Transfer	Disposals	Held for sale (*)	Impairment	Balance as of 12/31/2018
Generation / Commercialization
In service	50,062,347	64,032	283,396	(236,866)	(2,655,902)	-	47,517,007
Accumulated depreciation	(24,329,630)	(1,452,120)	(4,139)	109,963	127,965	-	(25,547,961)
Lease	-	-	1,730,922	-	-	-	1,730,922
Accumulated depreciation	-	(57,697)	(680,505)	-	-	-	(738,202)
In progress	13,897,354	1,916,813	(273,252)	(23,554)	(130,119)	-	15,387,242
Provision for asset recovery value (impairment)	(13,804,579)	-	-	-	297,920	6,585,797	(6,920,862)
Special Obligations Linked to the Concession	(607,383)	(1,660)	-	6,903	75,891	-	(526,249)
	25,218,110	469,368	1,056,422	(143,554)	(2,284,245)	6,585,797	30,901,898
Distribution
Operational leasing	1,730,922	-	(1,730,922)	-	-	-	-
Accumulated depreciation	(680,505)	-	680,505	-	-	-	-
	1,050,417	-	(1,050,417)	-	-	-	-
Administration
In service	2,406,319	61,350	210,759	(27,727)	(203,899)	-	2,446,802
Accumulated depreciation	(1,537,139)	(117,188)	(2,365)	(10,290)	130,310	-	(1,536,672)
In progress	836,544	25,754	(228,544)	(14,908)	(52,153)	-	566,693
Special Obligations Linked to the Concession	(8,414)	(30)	-	113	2	-	(8,329)
	1,697,310	(30,114)	(20,150)	(52,812)	(125,740)	-	1,468,494

TOTAL	27,965,837	439,254	(14,145)	(196,366)	(2,409,985)	6,585,797	32,370,392

					Parent
	Balance as of				Company	Held for	Balance as of
	12/31/2016	Additions	Transfer	Write-offs	Acquisitions	sale	12/31/2017
Generation / Commercialization
In service	47,386,315	198,582	(33,257)	(96,066)	2,606,773	-	50,062,347
Accumulated depreciation	(23,273,655)	(1,349,670)	194,497	99,198	-	-	(24,329,630)
In progress	12,423,498	1,778,494	(378,979)	(15,734)	90,075	-	13,897,354
Provision for asset recovery value (impairment)	(12,141,003)	(2,459,063)	105,379	988,028	(297,920)	-	(13,804,579)
Investigation findings	-	-	-	-	-	-	-
Special Obligations Linked to the Concession	(538,375)	(28)	-	6,911	(75,891)	-	(607,383)
	23,856,780	(1,831,684)	(112,360)	982,337	2,323,037	-	25,218,110
Distribution
Commercial leasing	1,730,922	-	-	-	-	-	1,730,922
Accumulated depreciation	(622,807)	(57,698)	-	-	-	-	(680,505)
	1,108,115	(57,698)	-	-	-	-	1,050,417
Administration
In service	2,491,860	12,615	65,212	(28,320)	114	(135,162)	2,406,319
Accumulated depreciation	(1,514,448)	(136,531)	(7,139)	29,190	-	91,790	(1,537,139)
In progress	879,911	82,000	(64,902)	(20,447)	866	(40,884)	836,544
Special Obligations Linked to the Concession	(9,292)	(27)	-	69	-	836	(8,414)
	1,848,030	(41,943)	(6,829)	(19,509)	980	(83,420)	1,697,310

TOTAL	26,812,925	(1,931,325)	(119,189)	962,828	2,324,017	(83,420)	27,965,837

(1) More details can be seen in note 19.

(2) Lease balances up to December 31, 2018 referred only to the contracts of Independent Energy Producers (PIEs) of the Subsidiary Amazonas GT, as of January 1, 2019, with the application of IFRS 16, new contracts were classified as leases and they refer to real estate, land, vehicles and equipment as described in note 3.2.3.

(*) The assets of the subsidiaries Santa Vitória do Palmar, Hermenegildo I, Hermenegildo II, Hermenegildo III and Chuí IX were classified as held for sale, see note 45.

Average depreciation rate:

	CONSOLIDATED
	Average depreciation rate	Accumulated depreciation
		12/31/2019	12/31/2018
Generation
Hydraulic	2.27%	17,559,436	17,649,397
Nuclear	3.33%	5,848,344	5,324,411
Thermic	3.07%	4,218,591	3,098,681
Eolic	4.40%	254,904	205,100
Transmission	2.73%	16,868	8,574
		27,898,143	26,286,163

Administration	5.58%	1,576,154	1,536,672

Total		29,474,297	27,822,835

NOTE 16 - FINANCIAL ASSETS AND PUBLIC SERVICE CONCESSIONS

	CONSOLIDATED
	12/31/2019	12/31/2018
Transmission Concessions
RBSE (a)	34,288,071	36,277,549
Generation Concessions
Compensable Concessions (a)	2,070,912	2,033,078

Itaipu Financial Assets (b)	1,202,493	1,803,717
Total	37,561,476	40,114,344

Current	5,927,964	6,013,891
Non-current	31,633,512	34,100,453
Total	37,561,476	40,114,344

a) Indemnifiable Generation Concessions

The item of indemnifiable concessions and RBSE, in the amount of R$ 36,358,983 as of December 31, 2019 (R$ 38,310,627 as of December 31, 2018), refers to the unrealized assets held by Eletrobras Companies.

•	RBSE

It corresponds to the assets of the installations that make up the existing Basic Network as of May 31, 2000, non-depreciated and that, therefore, are due to the concessionaires that renewed their concessions as per Law No. 12,783/2013. The asset was recognized considering the interpretation of Ministry of Mines and Energy (MME) Ordinance 120/2016 and ANEEL Technical Note No. 336/2016.

Due to the transfer of RBSE costs to consumers, the Brazilian Association of Large Industrial Energy Consumers and Free Consumers – ABRACE, the Brazilian Technical Association of Automatic Glass Industries - ABIVIDRO and the Brazilian Association of Iron Alloy and Metallic Silicon Producers - ABRAFE, “Ação Abrace”, among others, filed a lawsuit, with an injunction request, against ANEEL and the Federal Government, questioning the indemnities to the transmitters that renewed the concessions in advance in 2013.

On April 10, 2017, a preliminary injunction was rendered in favor of ABRACE in the scope of the aforementioned judicial process partially attending to ABRACE’s claim that “ANEEL excludes the ‘remuneration’ portion of the Tariff for Use of Transmission System - TUST, calculated on the reversible assets, not yet amortized or depreciated, provided for in Article 15, § 2, of Law No. 12,783/2013, the amount of which should be updated only.” This injunction was replicated in the vast majority of legal cases involving the theme.

Thus, in compliance with the preliminary injunctions, ANEEL recalculated a new RAP for the 2017-2018 tariff cycle, between July 1, 2017 and June 30, 2018. However, the exclusion of the portion subject to the injunction (the remuneration in excess of inflation as of January 2013) was extended to all users of the transmission system and not only to the claimants, due to the impracticability alleged by ANEEL of segregating the components tariffs and the irreversibility of the effects caused, according to Order No. 1,779 of ANEEL of June 20, 2017.

As of November 2019, judgements have been rendered in the legal cases that discuss RBSE, dismissing the cases and revoking the injunctions granted, guaranteeing the full payment of the amount due to the concessionaires, including compensation.

It is worth mentioning that the legal cases in question are subject to the double degree of mandatory jurisdiction, and that the appeals filed were received only for the return effect, which is why it is being discussed with Aneel and the Brazilian Association of Electricity Transmission Companies - ABRATE, in the sense that the amounts are received by the concessionaires after the next tariff review.

•	Change in accounting estimate of RBSE assets

With the initial adoption of IFRS 09, the RBSE component was measured at fair value through profit or loss, over the years 2018 and 2019. Management identified that the measurement using mark to market by NTN-B resulted in great volatility in the income due to the fluctuations in the NTN-B rate, detaching from the economic and financial reality of this asset and business model in which it foresees the continuous receipt of cash flows from this asset. Below are the NTN-B indices considered in the quarterly closings and the respective quarterly results calculated.

Database	NTN-Bs	Fair Value
01/01/2018 a 03/31/2018	4.56%	1,532,663
04/01/2018 a 06/30/2018	5.72%	(2,897,829)
07/01/2018 a 09/30/2018	5.88%	(699,405)
10/01/2018 a 12/31/2018	4.60%	1,143,358
01/01/2019 a 03/31/2019	4.10%	1,101,175
04/01/2019 a 06/30/2019	3.09%	716,218
07/01/2019 a 09/30/2019	2.60%	(191,227)

In the initial measurement, the use of NTN-B was justified because it is an observable rate in loan contracts with the Federal Government, considered as a counterparty, and because there is no risk of demand for the financial assets of the transmission, and the government entity as the final guarantor of these assets. Although there is a mitigation of the risk of demand for these assets, payment is made substantially via users of the Basic Energy Network, Generators, Distributors, Free and Potentially Free Consumers, and Traders who import and export electric energy.

However, when observing the detachment of the NTN-B rate and the measured value of this asset, the need to adjust the fair value measurement was identified, which is substantially reflected by the discount rate considered. Thus, the Company started to consider a discount rate close to the regulatory one for the measurement of this asset.

The proposed amendment aims to better reflect the economic essence of this financial asset, which does not show constant fluctuations in value and does not have an active market. Therefore, in order to remove the oscillation in which the NTN-B represents in the measurement for a risk not associated with the assessed financial asset and considering that the financial flow originates substantially from large network users, the regulatory remuneration component is more suitable for measurement at fair value.

In addition, in November 2019, the aforementioned preliminary injunction that excluded the portion of the remuneration was reversed. Therefore, the Company understands that the amounts to be paid as RBSE should be recalculated, in order to include the portion provided for in Article 1, third paragraph, of MME Ordinance 120/2016, and considering this scenario, the Company estimates that the portion referring to Ke will be included in the next tariff cycle for the remaining period of 05 years.

In view of this scenario, Eletrobras reviewed the topic and changed its estimates considering the current legal and regulatory scenario, and the following estimates were adjusted:

•	Update of the “Ke” remuneration portion by the regulatory WACC of the transmission and IPCA until the measurement date;
•	Change in the discount rate to reflect regulatory remuneration; and
•	“Ke” term - start of receipt/amortization - 21/22 tariff cycle - start of receipt in June 2021 for the term provided for in Ordinance 120, until June 2025.

Such changes were made in order to approximate the current legal scenario of RBSE and adjust its cash flows, approaching the expectation of realization.

•	Effects of change in estimate

Effect on income and equity:

Results	12/31/2019 - NTN-B	12/31/2019 - WACC	Impacts
Furnas	2,891,211	2,464,370	(426,841)
Chesf	1,440,382	1,276,310	(164,072)
Eletronorte	783,795	491,091	(292,704)
Eletrosul	371,806	208,982	(162,824)
	5,487,194	4,440,753	(1,046,441)

Asset Value	12/31/2019 - NTN-B	12/31/2019 - WACC	Impacts
Furnas	17,936,143	17,509,302	(426,841)
Chesf	9,899,842	9,735,770	(164,072)
Eletronorte	5,455,307	5,162,603	(292,704)
Eletrosul	2,043,220	1,880,396	(162,824)
	35,334,512	34,288,071	(1,046,441)

As of December 31, 2019, the movement of assets related to the RBSE is as follows:

•	Financial position:

	Furnas	Chesf	Eletronorte	Eletrosul	Total
Balance as of December 31, 2017	19,679,665	10,868,543	5,544,767	2,145,040	38,238,015
Initial Adoption Adjustment IFRS 09	370,152	257,689	454,788	55,916	1,138,545
Updates - Financial Revenue	2,492,439	1,013,071	739,940	216,810	4,462,260
Fair Value Adjustment	(815,930)	5,951	(124,654)	13,420	(921,213)
(Receipt)	(3,401,741)	(1,856,228)	(964,537)	(417,552)	(6,640,058)
Balance as of December 31, 2018	18,324,585	10,289,026	5,650,304	2,013,634	36,277,549

Balance as of December 31, 2018	18,324,585	10,289,026	5,650,304	2,013,634	36,277,549
Updates - Financial Revenue	2,241,887	791,278	830,424	209,404	4,072,993
Fair Value Adjustment	222,483	485,032	(339,333)	(422)	367,760
(Recebimento)	(3,279,653)	(1,829,566)	(978,792)	(342,220)	(6,430,231)
Balance as of December 31, 2019	17,509,302	9,735,770	5,162,603	1,880,396	34,288,071

Current Assets	3,641,821	1,725,579	1,051,757	201,325	6,620,482
Non-Current Assets	13,867,481	8,010,191	4,110,846	1,679,071	27,667,589

•	Cash flow:

The estimated cash flow, without inflation, considering the Company’s premises is shown below:

Years	Cash Flow
2020	6,354,434
2021	7,614,166
2022	8,873,899
2023	7,799,544
2024	6,725,190
2025	3,362,595
40,729,828

b) Itaipu Financial Assets (Liabilities)

	PARENT COMPANY
	12/31/2019	12/31/2018
Accounts Receivable	3,074,190	3,355,804
Right of Reimbursement	2,248,043	2,003,493
Energy Suppliers - Itaipu	(3,028,920)	(2,985,619)
Reimbursement obligations	(2,996,427)	(3,173,079)
Total Assets / Current Liabilities	(703,114)	(799,401)

Accounts Receivable	922,703	1,216,926
Right of Reimbursement	3,479,337	4,553,380
Reimbursement obligations	(2,496,433)	(3,167,188)
Total Assets / Non-Current Liabilities	1,905,607	2,603,118

Total	1,202,493	1,803,717

The effects of the constitution of Itaipu’s financial assets are set forth above and detailed below:

16.1 - Adjustment factor

The balances resulting from the Itaipu Binacional adjustment factor, included in the Financial Assets and Liabilities items are shown in the following table:

	12/31/2019		12/31/2018
	R$ mil	USD mil	R$ mil	USD mil
Regulatory Asset - Current Asset	2,248,044	557,730	2,003,494	517,057
Regulatory Asset - Non-current Asset	3,479,337	863,209	4,553,380	1,175,126
Total assets	5,727,380	1,420,939	6,556,873	1,692,184

Reimbursement obligation - Union - Current liabilities	(1,410,466)	(349,931)	(1,232,250)	(318,016)
Reimbursement obligation - Union - Non-current liabilities	(2,496,433)	(619,355)	(3,167,188)	(817,381)
Total assets	(3,906,899)	(969,286)	(4,399,438)	(1,135,398)

Net Financial Assets	1,820,481	451,654	2,157,435	556,786

The Company’s liabilities will be transferred to the National Treasury by 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury in 1999. Therefore, the Company has a net financial asset of Itaipu from this component in the amount of R$ 1,820,481, equivalent to US$ 451,654 thousand (R$ 2,157,436 on December 31, 2018, equivalent to US$ 556,786 thousand).

Such amount will be realized upon its inclusion in the transfer rate to be added until 2023.

16.2 - Itaipu electric power trading

The trading operation does not impact the Company’s results and, under current regulations, the negative result represents an unconditional right to receive and, if positive, an effective obligation.

In the year ended December 31, 2019, the activity had a deficit of R$ 321,328 (surplus of R$ 319,318 as of December 31, 2018), the related obligation being considered as part of the financial asset item.

NOTE 17 - CONTRACTUAL TRANSMISSION ASSETS

The Company’s transmission concessions are classified as contractual assets. The movement of these assets in the year is as follows:

12/31/2019
Opening balance before adoption of IFRS 15 on December 31, 2017	14,330,101
Initial Adoption Adjustment of IFRS 15	(581,168)
Balances as of January 1, 2018	13,748,933
Addition - Construction revenue	1,207,326
Contract Finance Revenue	690,360
(Receipt)	(1,040,453)
Write-offs and transfers	(34,370)
Balance as of December 31, 2018	14,571,796
Addition - Construction revenue	521,348
Contract Finance Revenue	793,239
(Receipt)	(1,081,385)
Write-offs and transfers	55,287
Balance as of December 31, 2019	14,860,285

	12/31/2019	12/31/2018
Contractual Transmission Asset - Current	1,116,009	1,302,959
Contractual Transmission Asset - Non-Current	13,744,276	13,268,837
	14,860,285	14,571,796

Below is the Company’s estimate of the realization of these contractual components:

Execution of Contractual Assets	12/31/2019
Contractual Asset - RAP (i)	12,424,260
Contractual Asset - Compensation (ii)	2,436,025

Throughout the concession operation, the contractual asset is realized by two cash flows, (i) by receiving RAP for the portion that will be amortized until the end of the concession and (ii) by indemnity after the reversal of the unamortized infrastructure to the Granting Authority.

NOTE 18 - INTANGIBLE ASSETS, NET

The movement of intangible assets in the year is as follows:

	BALANCE AS OF 12/31/2018	ADDITIONS	DISPOSALS	TRANSFERS	IMPAIRMENT	BALANCE AS OF 12/31/2019
Linked to the Concession - Generation	68,990	1,219	(12,220)	239,510	5,736	303,235
In service	55,131	(867)	(2,819)	223,912	5,736	281,093
Cost	287,663	2,046	(2,819)	15,100	-	301,990
Accumulated amortization	(17,056)	(2,913)	-	5,519	-	(14,450)
Special Obligations	(8)	-	-	-	-	(8)
Impairment	(215,468)	-	-	203,293	5,736	(6,439)
In progress	13,859	2,086	(9,401)	15,598	-	22,142
Cost	32,585	2,086	(9,401)	(3,128)	-	22,142
Impairment	(18,726)	-	-	18,726	-	-

Linked to the Concession - Transmission	15,929	30	-	(13,867)	-	2,092
In service	14,628	-	-	(13,837)	-	791
Cost	9,108	-	-	(8,317)	-	791
Accumulated amortization	5,520	-	-	(5,520)	-	-
In progress	1,301	30	-	(30)	-	1,301
Cost	1,301	30	-	(30)	-	1,301

Not Related to the Concession (Other Intangible Assets) - Administration	564,731	9,446	(8,597)	(151,556)	(64,310)	349,714
In service	321,904	(56,994)	-	(104,807)	(64,310)	95,793
Cost	948,962	5,662	-	98,727	-	1,053,351
Accumulated amortization	(578,614)	(62,656)	-	-	-	(641,270)
Impairment	(48,444)	-	-	(203,534)	(64,310)	(316,288)
In progress	242,827	66,440	(8,597)	(46,749)	-	253,921
Cost	295,758	66,440	(8,597)	(46,749)	-	306,852
Other	(52,931)	-	-	-	-	(52,931)

TOTAL	649,650	10,695	(20,817)	74,087	(58,574)	655,041

	CONSOLIDATED
	BALANCE AS OF 12/31/2017	ADDITIONS	DISPOSALS	TRANSFERS	CLASSIFICATION - HELD FOR SALE	Impairment	BALANCE AS OF 12/31/2018
Linked to the Concession - Generation	185,521	(11,109)	(2,673)	208,146	(96,067)	(214,828)	68,990
In service	185,521	(24,456)	(2,673)	208,146	(96,067)	(215,340)	55,131
Cost	323,741	11,601	(2,673)	208,596	(253,602)	-	287,663
Accumulated amortization	(138,524)	(36,774)	-	-	158,242	-	(17,056)
Special Obligations	432	717	-	(450)	(707)	-	(8)
Impairment	(128)	-	-	-	-	(215,340)	(215,468)
In progress	-	13,347	-	-	-	512	13,859
Cost	19,238	13,347	-	-	-	-	32,585
Impairment	(19,238)	-	-	-	-	512	(18,726)

Linked to the Concession - Distribution	77,665	(104,237)	(1,713)	66,751	(38,466)	-	-
In service	77,030	(105,536)	-	66,972	(38,466)	-	-
Cost	1,126,957	3	(1,397)	83,941	(1,209,504)	-	-
Accumulated amortization	(1,026,715)	(134,443)	1,397	-	1,159,761	-	-
Special Obligations	(23,212)	28,904	-	(16,969)	11,277	-	-
In progress	635	1,299	(1,713)	(221)	-	-	-
Cost	669	1,330	(1,713)	(287)	1	-	-
Special Obligations	(34)	(31)	-	66	(1)	-	-

Linked to the Concession - Transmission	83,837	51	(1,444)	(66,515)	-	-	15,929
In service	82,536	-	(1,444)	(66,464)	-	-	14,628
Cost	87,544	-	(1,444)	(76,992)	-	-	9,108
Accumulated amortization	(5,008)	-	-	10,528	-	-	5,520
In progress	1,301	51	-	(51)	-	-	1,301
Cost	1,301	51	-	(51)	-	-	1,301
						-
Not Related to the Concession (Other Intangible Assets) - Administration	402,739	74,668	19,160	(94,377)	(53,268)	215,809	564,731
In service	218,004	(35,525)	16,163	(56,288)	(36,259)	215,809	321,904
Cost	1,030,135	36,214	13,283	(45,760)	(84,910)	-	948,962
Accumulated amortization	(547,878)	(71,739)	2,880	(10,528)	48,651	-	(578,614)
Impairment	(264,253)	-	-	-	-	215,809	(48,444)
In progress	184,735	110,193	2,997	(38,089)	(17,009)	-	242,827
Cost	200,215	110,193	-	2,359	(17,009)	-	295,758
Other	(15,480)	-	2,997	(40,448)	-	-	(52,931)

Total	749,762	(40,627)	13,330	114,005	(187,801)	981	649,650

	BALANCE AS OF 12/31/2016	ADDITIONS	DISPOSALS	TRANSFERS	CLASSIFICATION - HELD FOR SALE	IMPAIRMENT	BALANCE AS OF 12/31/2017
Linked to Concession - Generation	151,877	68,430	(44,150)	9,364	-	-	185,521
In service	151,877	67,079	(43,909)	10,474	-	-	185,521
Cost	263,719	95,565	(46,635)	11,092	-	-	323,741
Accumulated Amortization	(112,000)	(29,250)	2,726	-	-	-	(138,524)
Special Obligations	286	764	-	(618)	-	-	432
Impairment	(128)	-	-	-	-	-	(128)

In progress	-	1,351	(241)	(1,110)	-	-	-
Cost	28,189	1,351	(241)	(10,061)	-	-	19,238
Special Obligations	(8,951)	-	-	8,951	-	-	-
Impairment	(19,238)	-	-	-	-	-	(19,238)
							-
Linked to Concession - Distribution	106,249	(241,977)	52,747	65,766	(79,476)	174,356	77,665
In service	12,332	(279,051)	52,446	164,815	(47,868)	174,356	77,030
Cost	2,173,054	29,560	(22,797)	202,414	(1,255,274)	-	1,126,957
Accumulated Amortization	(1,889,459)	(299,991)	9,399	(17)	1,153,353	-	(1,026,715)
Special Obligations	(34,207)	(8,620)	65,844	(37,582)	(8,647)	-	(23,212)
Impairment	(237,056)	-	-	-	62,700	174,356	-
In progress	93,917	37,074	301	(99,049)	(31,608)	-	635
Cost	112,898	38,258	-	(122,682)	(27,806)	-	668
Special Obligations	(18,981)	(1,184)	301	23,633	(3,802)	-	(33)

Linked to Concession - Transmission	83,837	-	-	-	-	-	83,837
In service	82,536	-	-	-	-	-	82,536
Cost	87,544	-	-	-	-	-	87,544
Accumulated Amortization	(5,008)	-	-	-	-	-	(5,008)

In progress	1,301	-	-	-	-	-	1,301
Cost	1,301	-	-	-	-	-	1,301

Not Related to the Concession (Other Intangible Assets) - Administration	419,776	204,703	(876)	(12,476)	(23,474)	(184,914)	402,739
In service	230,374	158,631	(24)	28,563	(14,626)	(184,914)	218,004
Cost	850,572	216,122	(24)	23,901	(60,436)	-	1,030,135
Accumulated Amortization	(540,859)	(57,491)	-	4,662	45,810	-	(547,878)
Impairment	(79,339)			-	-	(184,914)	(264,253)
In progress	189,402	46,072	(852)	(41,039)	(8,848)	-	184,735
Cost	209,572	46,072	(852)	(41,039)	(13,538)	-	200,215
Other	(20,170)	-	-	-	4,690	-	(15,480)

Total	761,739	31,156	7,721	62,654	(102,950)	(10,558)	749,762

During 2018, the distribution segment was discontinued. More details can be seen in note 47.

NOTE 19 - IMPAIRMENT OF LONG-LIVED ASSETS

The Company estimates the recoverable value of its fixed and intangible assets based on value in use, as there is no active market for the infrastructure linked to the concession. The value in use is evaluated based on the present value of the estimated future cash flow.

The assumptions used consider the Company’s Management’s best estimate of future trends in the electric energy sector and are based on both external sources of information and historical data from the cash generating units.

The main premises defined below were considered:

•	Growth compatible with historical data and growth prospects for the Brazilian economy;
•	Discount rate per year (after tax*) specific to the tested segments: 4.40% for non-renewed generation (except Angra 3, see below), 4.36% for renewed generation, (5.92% for non-extended generation, 5.86% for extended generation - except Angra 3 - and 5.86% for transmission in 2018), taking into account the weighted average cost of capital;
•	Revenues projected in accordance with the contracts, with no provision for extending the concession/authorization;
•	Expenses segregated by cash-generating unit, projected based on the PDNG for 5 years and consistent with the plan for the other years;
•	The Company treated each of its projects as independent cash-generating units.

* The use of post-tax discount rates in determining the amounts in use does not result in materially different recoverable amounts if rates before taxes have been used.

Below, we highlight the main impacts arising from the Company’s assessment of recoverable value in December 2019.

➢	Angra 3 NPP

The impairment balance for the Angra 3 project recorded on the base date of December 31, 2019 is R$ 4,508,764. The new result presented in this asset impairment test changes the previous one, based on December 2018, with its main effects summarized below: (i) postponement of 11 (eleven) months of entry into operation (November 30, 2026 - 2019/compared to January 1, 2026 - 2018); (ii) update of the project’s CAPEX budget; (iii) changes in the multi-annual Capex distribution of the Angra 3 project, based on the “Critical Line Acceleration Plan”; (iv) change in the discount rate.

The revenue calculated for the impairment test on the base date of December 2019, was based on the reference rate in the amount of R$480.00/MWh established by the National Council for Energy Policy (“CNPE”) in CNPE Resolution No. 14, of September 09, 2018, which is adjusted by inflation to the tariff of R$ 504.58/MWh. This tariff replaced the original tariff, instituted when the power supply agreement was signed in 2009, and regulated through MME Ordinance 980/2010, with the original amount set at R$148.65/MWh.

Since Angra 3 financing is very specific, considering that is the only nuclear plant in construction in Brazil, the discount rate per annum was calculated considering the specific capital structure of the project, which resulted in a discount rate of 6.52% for the impairment test in 2019 (7.03% in 2018).

➢	Santa Cruz TPP, Batalha HPP and Simplício HPP

After applying the impairment test, using the methodologies and assumptions listed above, Furnas identified a decrease in estimated losses in the Cash Generating Units of Santa Cruz TPP and Batalha HPP and the reversal of the estimated loss of Simplício HPP due to cost reduction with Furnas PMSO and in particular the impact of the Consensual Dismissal Plan plus the impact of the reduction in the discount rate.

➢	Samuel HPP

Among the assets evaluated, the Samuel HPP impairment reversal stands out, whose main factors are: (i) energy sales prices that were defined by Eletrobras; (ii) settlement of the surplus of energy in addition to what is contracted; and (iii) reduction of the discount rate (cost of capital) defined by Eletrobras.

The movement of provisions is as follows:

Generation

Cash-generating Unit	12/31/2018	Additions	Reversals	Write-offs	12/31/2019
Angra 3	4,046,642	462,122	-	-	4,508,764
TPP Santa Cruz	731,988	-	(113,419)	-	618,569
HPP Batalha	377,005	-	(325)	-	376,680
Casa Nova I	345,893	-	-	-	345,893
Candiota Fase B	366,298	-	(45,892)	-	320,406
TPP Camaçari	247,263	-	(23,231)	-	224,032
Candiota Fase C	68,706	115,923	-	-	184,629
Livramento	326,698	6,508	(215,340)	-	117,866
HPP Samuel	306,866	-	(219,263)	-	87,603
HPP Simplício	198,940	-	(198,940)	-	-
Others	138,753	22,528	(87,802)	(4,384)	60,095
Total	7,155,052	607,081	(904,212)	(4,384)	6,853,538

Cash-generating Unit	12/31/2017	Additions	Reversals	Assets held for sale	12/31/2018
Angra 3	9,900,353	652,576	(6,506,287)	-	4,046,642
HPP Samuel	308,846	-	(1,980)	-	306,866
HPP Batalha	385,269	-	(8,264)	-	377,005
Candiota Fase B	366,298	-	-	-	366,298
Candiota Fase C	362,631	-	(293,925)	-	68,706
Casa Nova I	387,396	-	(41,503)	-	345,893
TPP Santa Cruz	693,560	38,428	-	-	731,988
HPP Simplício	279,515	-	(80,575)	-	198,940
TPP Camaçari	247,263	-	-	-	247,263
Eólica Chuí IX	27,159	-	-	(27,159)	-
Eólica Hermenegildo III	76,623	-	-	(76,623)	-
Eólica Hermenegildo II	97,580	-	-	(97,580)	-
Eólica Hermenegildo I	92,749	-	-	(92,749)	-
Livramento	129,869	215,340	(18,511)	-	326,698
Other	468,834	13,695	(343,776)	-	138,753
Total	13,823,945	920,039	(7,294,821)	(294,111)	7,155,052

Cash-generating Unit	12/31/2016	Additions	Reversals	12/31/2017
Angra 3	8,949,393	950,960	-	9,900,353
HPP Samuel	435,860	-	(127,014)	308,846
HPP Batalha	407,703	-	(22,434)	385,269
Candiota Fase B	356,065	10,233	-	366,298
Candiota Fase C	-	362,631	-	362,631
Casa Nova I	365,940	21,456	-	387,396
TPP Santa Cruz	-	693,560	-	693,560
HPP Simplício	342,328	-	(62,813)	279,515
TPP Camaçari	270,605	-	(23,342)	247,263
UHE Serra da Mesa	199,184	-	(199,184)	-
Eólica Hermenegildo III	145,319	-	(68,696)	76,623
Eólica Hermenegildo II	143,029	-	(45,449)	97,580
Eólica Hermenegildo I	129,769	-	(37,020)	92,749
Livramento	-	129,869	-	129,869
UHE São Domingos	44,252	-	(44,252)	-
Eólica Chuí IX	37,028	-	(9,869)	27,159
Others	374,341	206,531	(112,038)	468,834
Total	12,200,816	2,375,240	(752,111)	13,823,945

Administration

Intangible - Administration	12/31/2018	Additions	12/31/2019
Goodwill (Livramento) (*)	-	233,989	233,989
UGC LT Salto Santiago - Ivaiporã - Cascavel	-	33,855	33,855
Other	48,444	-	48,444
Total	48,444	267,844	316,288

Intangible - Administration	12/31/2017	Reversals	12/31/2018
Goodwill (Livramento)	215,340	(215,340)	-
Other	48,913	(469)	48,444
Total	264,253	(215,809)	48,444

Intangible - Administration	12/31/2016	Additions	12/31/2017
Goodwill (Livramento)	-	215,340	215,340
Other	-	48,913	48,913
Total	-	264,253	264,253

(*) In December 2019, the Company transferred the impairment from Livramento to the Administration segment, based on the understanding that such goodwill is related to the acquisition of Livramento and not referred to a specific concession, therefore the provision for impairment would be better classified in the administration segment. These amounts did not impact the Profit and Losses for the year of 2019. The changes of the impairment between segments did not impact our impairment testing through the years.

Below are the impairment positions for the year:

	12/31/2019
	Generation	Administration	Total
Fixed Assets	6,847,099	-	6,847,099
Intangible	6,439	316,288	322,727
Total	6,853,538	316,288	7,169,826

	12/31/2018
	Generation	Administration	Total
Fixed Assets	6,920,858	-	6,920,858
Intangible	234,194	48,444	282,638
Total	7,155,052	48,444	7,203,496

Cash Generating Units (CGUs) that do not have a provision for impairment

CGUs that did not have impairment have a recoverable amount greater than the carrying amount of Fixed Assets. The following table shows the percentage by which the Recoverable Value (VR) exceeds the Book Value (VC) of fixed assets. In addition, the Company carried out a sensitivity analysis, increasing the discount rate by 5% and 10%, shown below, to assess the risk of impairment for each CGU. No CGU presented a risk of impairment.

UGC	Discount rate	Book Value (VC)	Recoverable Value (VR)	VR/VC-1	VR/VC-1 (5% var)	VR/VC-1 (10% var)	Risk of Impairment
HPP Balbina	4.40%	310,580	782,300	151.9%	150.3%	148.7%	-
TPP Aparecida Complexo	4.40%	118,325	339,282	186.7%	183.7%	180.7%	-
TPP Maua 3	4.40%	1,380,606	5,201,818	276.8%	272.7%	268.6%	-
Geração Boa Esperança	4.36%	48,326	392,751	712.7%	693.6%	675.0%	-
Geração Complexo PA + Moxotó	4.36%	148,582	5,909,885	3877.5%	3791.3%	3707.7%	-
Geração Curemas	4.40%	4,063	5,710	40.5%	39.4%	38.3%	-
Geração Funil	4.36%	2,293	71,310	3009.9%	2906.9%	2807.2%	-
Geração Pedra	4.36%	7,302	27,563	277.5%	264.9%	252.6%	-
Geração Sobradinho	4.36%	257,575	3,320,327	1189.1%	1166.9%	1145.3%	-
Geração Xingó	4.36%	31,717	3,363,150	10503.7%	10285.9%	9974.8%	-
HPP Itaparica	4.36%	72,555	1,776,678	2348.7%	2296.0%	2244.9%	-
HPP Curuá-Una	4.40%	45,267	95,069	110.0%	103.2%	96.6%	-
HPP Tucuruí	4.40%	5,024,906	16,477,856	227.9%	225.6%	220.7%	-
Cerro Chato I	4.40%	94,790	135,197	42.6%	39.9%	37.4%	-
Cerro Chato II	4.40%	94,790	141,721	49.5%	46.7%	44.0%	-
Cerro Chato III	4.40%	94,790	140,132	47.8%	45.0%	42.3%	-
HPP Gov. Jayme C. Júnior	4.40%	685,938	1,074,451	56.6%	53.7%	50.8%	-
HPP S. Domingos	4.40%	372,590	447,883	20.2%	18.3%	16.4%	-
HPP Passo S. João	4.40%	456,066	487,501	6.9%	5.0%	3.2%	-
Coxilha Seca	4.40%	138,566	160,938	16.1%	13.8%	11.5%	-
Capão do Inglês	4.40%	47,238	55,074	16.6%	14.1%	11.8%	-
HPP de Itumbiara	4.40%	584,354	2,253,003	285.6%	285.0%	284.5%	-
HPP de Mascar Moraes	4.40%	385,910	2,996,108	676.4%	669.7%	663.1%	-
HPP de Serra da Mesa	4.40%	1,288,263	3,724,930	189.1%	180.6%	172.3%	-
HPP de Manso	4.40%	498,649	1,247,872	150.3%	144.9%	139.7%	-
HPP Simplício	4.40%	2,452,111	2,813,257	14.7%	12.5%	10.3%	-

NOTE 20 - SUPPLIERS

	12/31/2019	12/31/2018
Current
Goods, Materials and Services	2,355,091	2,523,449
Energy Purchased for Resale	728,643	835,607
CCEE - Short-term energy	11,735	1,494
	3,095,469	3,360,550
Non-current
Goods, Materials and Services	18,143	16,555

	3,113,612	3,377,105

NOTE 21 - FINANCING AND LOANS

The breakdown of loans and financing due by Eletrobras and its subsidiaries is as follows:

	12/31/2019
	CURRENT
	CHARGES		PRINCIPAL
	Average Rate	Value	CURRENT	NON-CURRENT
Financial institutions
Foreign Currency
World Bank	2.41%	3,096	107,789	323,669
Banco Interamericano de Desenvolvimento - BID	4.95%	469	30,428	334,706
BNP Paribas	2.65%	230	141,578	141,578
Kreditanstalt fur Wiederaufbau - KFW	2.46%	18	14,398	220,937
Corporación Andino de Fomento - CAF	4.38%	1,496	148,643	-
		5,308	442,836	1,020,889
Bonus
Due 10/27/2021	5.75%	83,693	-	7,053,725
		83,693	-	7,053,725

		89,001	442,836	8,074,614
National Currency
RGR Return (a)	5.00%	-	250,802	1,383,629
RGR Subsidiaries (b)	5.00%	-	-	863,645
RGR CCEE (c)	5.00%	183,801	170,513	746,847
BNDES	9.25%	23,164	513,582	5,574,689
Caixa Econômica Federal	5.26%	48,545	1,137,149	5,007,814
Banco do Brasil	5.26%	22,866	1,053,945	2,504,620
Petrobras	4.62%	373,146	1,924,074	6,631,614
BR Distribuidora	5.05%	5,079	423,464	198,589
State Grid	10.00%	-	45,590	379,982
Banco do Nordeste do Brasil	10.14%	5,703	38,265	750,519
BASA	8.50%	1,133	27,862	324,011
Cigás	-	-	445,039	268,611
Other Financial Institutions	-	24,674	386,400	1,594,545
		688,111	6,416,685	26,229,116

		777,112	6,859,521	34,303,730

In February 2020, the Company issued bonds in the international market maturing in 2025 and 2030. The proceeds from this issue have been used, mainly, to refinance debt related to bonds due on October 27, 2021, more details in note 48.2.

	12/31/2018
	CURRENT
	CHARGES		PRINCIPAL
	Average Rate	Value	CURRENT	NON-CURRENT
Financial institutions
Foreign Currency
World Bank	2.41%	2,977	-	415,187
Banco Interamericano de Desenvolvimento - BID	4.95%	570	29,251	351,011
BNP Paribas	3.63%	452	136,102	272,205
Kreditanstalt fur Wiederaufbau - KFW	2.46%	18	14,107	230,582
Corporación Andino de Fomento - CAF	10.21%	3,263	142,894	142,894
		7,280	322,354	1,411,880
Bonus
Due 10/27/2021	5.75%	80,456	-	6,780,900
Due 07/30/2019	6.88%	130,241	3,874,800	-
		210,697	3,874,800	6,780,900

		217,977	4,197,154	8,192,780
National Currency
RGR Subsidiaries (b)	5.00%	-	596,692	5,206,155
BNDES	9.25%	25,749	506,748	6,062,908
Caixa Econômica Federal	7.65%	68,351	1,374,042	6,136,728
Banco do Brasil	7.65%	26,669	1,112,049	3,558,253
Petrobras	6.40%	13,194	2,898,738	10,246,074
BR Distribuidora	7.98%	346	424,046	622,829
FIDC	CDI + 2.0%	1,346	135,836	535,310
Other Financial Institutions		15,622	452,353	1,744,848
		151,277	7,500,504	34,113,106

		369,254	11,697,658	42,305,886

(a)	RGR Return

In addition to the financing due by Eletrobras in 2017, through the administrative process, which supervised the Eletrobras management of the RGR, from 1998 to 2011, ANEEL determined the return by Eletrobras of about R$ 2 billion, in 10 years, updated by SELIC, according to Article 21-A and 21-B of Law 12,783/2013. Eletrobras has been complying with this obligation and the balance to be repaid as of December 31, 2019 was R$ 1,634,431, presented in the “RGR Return” item.

(b)	Subsidiary RGR

The financing above includes debts taken by Eletrobras subsidiaries with the RGR, with interest of 5%, and considering that they were taken before November 17, 2016, they are still managed by Eletrobras, since they have not yet been transferred to CCEE, according to Decree No. 9,022/2017. These obligations are presented as “Subsidiary RGR” in the amount of R$ 863,645.

(c)	CCEE RGR

These refer to the amounts transferred from RGR funds to third parties, and have a corresponding entry in assets, as note 8.1. Eletrobras acts only as a transferring agent and is responsible for the contractual management of such financing, such funds not being required from Eletrobras until the debtor agent makes the payment.

Pursuant to Decree 9,022/2017, Eletrobras shall transfer the funds to RGR within five days from the date of payment by the debtor agent.

As of December 31, 2019, the balance of funds withdrawn from the fund and passed on to third parties, excluding those owed by Eletrobras Companies, as per Note 8.1, totals R$ 1,101,161.

21.1 - Movement of loans and financing

The movement presented below comprises the years ended December 31, 2019 and 2018.

	12/31/2019	12/31/2018	12/31/2017
Loans and Financing
National Currency
Opening balance	41,764,887	33,709,463	33,528,578

Raising	992,950	15,947,038	5,367,977
Interests, monetary and exchange rate variations incurred	2,561,519	2,279,329	3,195,897
Interests Paid	(1,817,748)	(2,104,774)	(3,088,427)
Amortization of the Principal	(8,081,855)	(5,679,750)	(4,685,063)
Transfer (a)	(645)	198,587	87,446
Write-offs (b)	(2,085,197)	-
Classified as held for sale	-	(2,585,007)	(696,945)
Closing balance	33,333,911	41,764,887	33,709,463

Foreign Currency
Opening balance	12,607,912	11,412,328	12,091,850

Interests, monetary and exchange rate variations incurred	1,045,501	2,660,094	880,264
Interests Paid	(813,035)	(751,047)	(685,656)
Amortization of the Principal	(4,233,926)	(711,884)	(863,121)
Classified as held for sale	-	(1,580)	(11,009)
Closing balance	8,606,452	12,607,912	11,412,328

Total	41,940,363	54,372,798	45,121,791

(a)	In 2019, the Company assumed certain debts of companies sold by Eletrobras according to note 46.
(b)	Write-off of RGR loan from Amazonas Distribuidora, according to the Company's sales plan.

The long-term portion of financing and loans is scheduled to mature as follows:

2021	2022	2023	2024	2025	After 2025	Total
12,700,556	5,229,153	3,988,053	2,946,113	1,228,336	8,211,519	34,303,730

21.2 - Reconciliation of assets and liabilities to cash flows arising from financing activities

	Loans and Financing	Dividends/JCP payable	AFAC	Other liabilities	Total
Loans and financing obtained / debentures obtained	6,779,312	-		-	6,779,312
Payment of loans and financing - principal	(12,463,148)	-		-	(12,463,148)
Compensation payment to shareholders	-	(1,183,146)		-	(1,183,146)
Receipt of advance for future capital increase	-	-	3,660,215	-	3,660,215
Payment of financial leases	-	-		(547,226)	(547,226)
Other				(51,412)	(51,412)

Balance as of December 31, 2019	(5,683,836)	(1,183,146)	3,660,215	(598,638)	(3,805,405)

	Loans and Financing	Dividends/JCP payable	Other liabilities	Total
Changes in financing cash flows
Loans and financing obtained	1,024,168	-	-	1,024,168
Payment of loans and financing - principal	(6,374,321)	-	-	(6,374,321)
Compensation payment to shareholders	-	(64,499)	-	(64,499)
Other	-	-	(149,148)	(149,148)

Total changes in cash flows from financing activities	(5,350,153)	(64,499)	(149,148)	(5,563,800)

Balance as of December 31, 2018	(5,350,153)	(64,499)	(149,148)	(5,563,800)

21.3 - Guarantees

The Company participates as a guarantor of several borrowings and issuances of its controlled and non-controlled investees. The total exposure of guarantees provided to non-controlled investees of R$ 30,577,167, on December 31, 2019, and are presented in the table below:

NON-CONTROLLED COMPANIES
Company	Project	Financing Bank	Method	Shareholding of the subsidiary	Value of Financing	Debt balance as of 12/31/2019	Ending of Guarantee
		BNDES	SPE	15.00%	2,025,000	2,427,574	01/15/42
		CEF	SPE	15.00%	1,050,000	1,351,985	01/15/42
		BTG Pactual	SPE	15.00%	300,000	386,281	01/15/42
		BNDES	SPE	19.98%	2,697,300	3,233,528	01/15/42
Eletrobras	HPP Belo Monte - Norte Energia	CEF	SPE	19.98%	1,398,600	1,800,844	01/15/42
		BTG Pactual	SPE	19.98%	399,600	514,527	01/15/42
		BNDES	SPE	15.00%	2,025,000	2,427,574	01/15/42
		CEF	SPE	15.00%	1,050,000	1,351,985	01/15/42
		BTG Pactual	SPE	15.00%	300,000	386,281	01/15/42
					11,245,500	13,880,578

		BNDES Original Direct	SPE	43.06%	1,329,920	1,667,767	03/15/34
		BNDES Supplementary Direct	SPE	43.06%	428,402	543,799	03/15/34
		BNDES Original Transfer	SPE	43.06%	1,310,835	1,782,038	03/15/34
Eletrobras	HPP Santo Antônio	BNDES Supplementary Transfer	SPE	43.06%	428,402	517,499	03/15/34
		BASA	SPE	43.06%	216,750	229,675	03/10/34
		Issuance of Debentures	SPE	43.06%	180,833	205,217	03/15/34
		Issuance of Debentures	SPE	43.06%	301,389	414,926	03/15/34
Furnas		Issuance of Debentures	SPE	43.06%	680,188	1,543,695	03/15/34
					4,876,719	6,904,616

		BNDES	SPE	20.00%	727,000	816,587	08/15/34
		BNDES	SPE	20.00%	232,500	234,152	01/15/35
		BNDES TRANSFER	SPE	20.00%	717,000	834,301	08/15/34
Eletrobras	HPP Jirau - ESBR	BNDES TRANSFER	SPE	20.00%	232,500	227,231	01/15/35
		BNDES	SPE	20.00%	727,000	816,587	08/15/34
		BNDES	SPE	20.00%	232,500	234,152	01/15/35
		BNDES TRANSFER	SPE	20.00%	717,000	834,301	08/15/34
		BNDES TRANSFER	SPE	20.00%	232,500	227,231	01/15/35
					3,818,000	4,224,542

		BNDES	SPE	24.50%	412,825	436,802	08/15/32
		BNDES TRANSFER	SPE	24.50%	214,375	231,936	08/15/32
Eletrobras	Belo Monte Transmissora de Energia S. A.	BNDES TRANSFER	SPE	24.50%	214,375	231,936	08/15/32
		BNDES	SPE	24.50%	412,825	436,802	08/15/32
Eletronorte		Issuance of Debentures	SPE	24.50%	142,100	159,373	08/15/32
Furnas		Issuance of Debentures	SPE	24.50%	142,100	159,373	06/15/33
					1,538,600	1,656,222

		BNDES	SPE	24.50%	296,940	299,580	02/15/36
		BNDES/Banco do Brasil	SPE	24.50%	294,000	296,803	02/15/36
Eletrobras	HPP Teles Pires	Issuance of Debentures	SPE	24.72%	160,680	158,375	05/30/32
		BNDES	SPE	24.50%	296,940	299,580	02/15/36
		BNDES/Banco do Brasil	SPE	24.50%	294,000	296,803	02/15/36
		Issuance of Debentures	SPE	24.72%	160,680	158,375	05/30/32
					1,503,240	1,509,516

NON-CONTROLLED COMPANIES
Company	Project	Financing Bank	Method	Shareholding of the subsidiary	Value of Financing	Debt balance as of 12/31/2019	Ending of Guarantee
Eletrobras		BNDES	SPE	24.50%	256,270	275,578	06/15/38
	HPP Sinop	BNDES	SPE	24.50%	256,270	275,578	06/15/38
Chesf		Issuance of Debentures	SPE	24.50%	57,820	63,781	06/15/32
Eletronorte		Issuance of Debentures	SPE	24.50%	57,820	63,781	06/15/32
					628,180	678,718

Eletrobras	Empresa de Energia São Manoel	BNDES	SPE	33.33%	437,996	515,693	12/15/38
Furnas		Issuance of Debentures	SPE	33.33%	113,322	107,384	12/15/31
					551,318	623,077

Eletrobras	Norte Brasil Transmissora	BNDES	SPE	49.00%	514,500	359,939	12/15/29
		Issuance of Debentures	SPE	49.00%	98,000	144,431	09/15/26
					612,500	504,370

		BNDES	SPE	49.50%	198,495	112,860	12/15/26
Eletrobras	Manaus Transmissora	BASA	SPE	49.50%	123,750	128,263	07/15/31
		BASA	SPE	49.50%	74,250	72,766	02/15/29
					396,495	313,890

Eletrobras	IE Garanhuns S/A	BNDES	SPE	49.00%	175,146	107,807	12/15/28
Chesf	TDG	BNB	SPE	49.00%	29,764	23,793	03/30/31
		BNB	SPE	49.00%	58,346	51,475	08/01/32
					88,110	75,268

Eletrobras	Rouar	CAF	SPE	50.00%	39,364	39,364	30/10/2020
Eletrobras	Mangue Seco 2	BNB	SPE	49.00%	40,951	32,029	10/14/31
Eletrobras	Livramento Holding	BNDES	SPE	49.00%	29,255	17,632	06/15/30
Eletrobras	Centroeste de Minas	BNDES	SPE	49.00%	13,827	5,119	04/15/23
Eletrobras	Caldas Novas Transmissão	BNDES	SPE	49.90%	2,536	937	03/15/23
		BNDES	SPE	49.90%	5,536	3,484	03/15/28
					8,072	4,420
	Guarantees non-controlled companies				25,565,276	30,577,167

Guarantees provided to controlled investees are presented separately as their balances are already consolidated in payable financing and loans.

The amount guaranteed for the controlled investees is R$ 15,789,524 as of December 31, 2019 and is presented in the table below.

CONTROLLED COMPANIES
Company	Project	Financing Bank	Method	Shareholding of the subsidiary	Value of Financing	Debt balance as of 12/31/2019	Ending of Guarantee
Eletrobras	Angra III	BNDES	Corporate	100.00%	6,181,048	3,471,811	06/15/36
Eletronuclear		CEF	Corporate	100.00%	3,800,000	3,204,663	06/06/38
					9,981,048	6,676,475
Eletrobras	Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	Corporate	100.00%	294,700	425,568	07/28/29
		State Grid Brazil S.A.	Corporate	100.00%	294,700	425,572	07/28/29
					589,400	851,139
Eletrobras	Projetos Corporativos Eletrosul	FIDC DI	Corporate	100.00%	690,000	548,819	01/20/22
		Banco do Brasil	Corporate	100.00%	250,000	111,330	11/15/23
					940,000	660,148
Eletrobras	Diversos	Banco do Brasil	Corporate	100.00%	750,000	762,122	10/02/23
		BNDES	Corporate	100.00%	505,477	298,566	11/15/28
Eletrobras	Estação Transmissora de Energia	BASA	Corporate	100.00%	221,789	197,710	10/15/31
		BASA	Corporate	100.00%	221,789	168,186	07/10/31
					949,055	664,462
		CEF	Corporate	100.00%	200,000	87,868	09/06/21
Eletrobras	Projetos Corporativos Chesf	BNDES	Corporate	100.00%	475,454	151,628	06/15/29
		BNDES	Corporate	100.00%	727,560	291,981	06/15/29
		Banco do Brasil	Corporate	100.00%	500,000	17,247	02/28/20
					1,903,014	548,724
Eletrobras	HPP Simplício	BNDES	Corporate	100.00%	1,034,410	454,045	07/15/26
		BNDES	SPE	61.75%	249,458	234,787	06/16/31
Eletrobras	Santa Vitória do Palmar Holding S.A.	BRDE	SPE	61.75%	123,501	118,055	06/16/31
		Issuance of Debentures	SPE	61.75%	55,575	63,637	06/15/28
					428,533	416,479
Eletrobras	Diversos	Emissão de Debêntures	Corporate	100.00%	450,000	450,633	11/18/24
		BNDES	SPE	99.99%	93,358	76,511	06/15/32
		BRDE	SPE	99.99%	40,699	33,564	06/15/32
Eletrobras	Eólicas Hermenegildo	BNDES	SPE	99.99%	109,579	89,804	06/15/32
		BRDE	SPE	99.99%	47,770	39,396	06/15/32
		BNDES	SPE	99.99%	109,555	90,199	06/15/32
		BRDE	SPE	99.99%	47,759	39,382	06/15/32
					448,720	368,855
Eletrobras	Reinforcement of Working Capital Structure 2	Banco do Brasil	Corporate	100.00%	405,262	332,666	06/07/24
Furnas	Modernization of HPP Furnas and HPP Luiz Carlos Barreto de Carvalho	BID	Corporate	100.00%	427,511	365,134	12/15/31
Eletrobras	Complexo Eólico Livramento - Entorno II	KfW	Corporate	100.00%	282,083	294,352	06/20/28
Eletrosul	Transmissora Sul Litorânea de Energia	BNDES	SPE	51.00%	252,108	198,731	02/15/29
		Debentures	SPE	51.00%	76,500	79,232	12/15/30
					328,608	277,963

CONTROLLED COMPANIES
Company	Project	Financing Bank	Method	Shareholding of the subsidiary	Value of Financing	Debt balance as of 12/31/2019	Ending of Guarantee
Eletrobras	Corporate financing	Banco do Brasil	Corporate	100.00%	400,000	207,488	12/06/23
Eletrobras	Complexo São Bernardo	KfW	Corporate	100.00%	29,854	55,823	12/30/38
		KfW	Corporate	100.00%	136,064	179,512	12/30/42
					165,918	235,335
Eletrobras	HPP Mauá	BNDES	Corporate	100.00%	182,417	103,095	01/15/28
		BNDES/Banco do Brasil	Corporate	100.00%	182,417	103,108	01/15/28
					364,834	206,203
Eletrobras	Implementation of PAR and PMIS	BNDES	Corporate	100.00%	361,575	186,943	12/15/23
Eletrobras	Porto Velho Transmissora de Energia	BNDES	Corporate	100.00%	283,411	192,020	08/15/28
Eletrobras	Investment Plan 2012-2014	BNDES	Corporate	100.00%	441,296	175,353	06/15/29
Eletrobras	Linha Verde Transmissora	BASA	Corporate	100.00%	185,000	170,044	11/10/32
Eletrobras	Eólicas Casa Nova II and III	BNB	Corporate	100.00%	158,420	159,982	07/25/31
Eletrobras	Corporate Transmission Projects	BNB	Corporate	100.00%	155,817	73,481	11/15/31
Eletrobras	Rolagem BASA 2008	Banco do Brasil	Corporate	100.00%	208,312	112,861	12/28/20
Eletrobras	HPP São Domingos	BNDES	Corporate	100.00%	207,000	130,746	06/15/28
Eletrobras	Transmissora Sul Brasileira de Energia S.A.	Issuance of Debentures	SPE	100.00%	77,550	116,474	09/15/26
Eletrobras	HPP Batalha	BNDES	Corporate	100.00%	224,000	102,676	12/15/25
Eletrobras	HPP Passo de São João	BNDES	Corporate	100.00%	183,330	89,622	07/15/26
		BNDES	Corporate	100.00%	14,750	7,407	07/15/26
					198,080	97,029
Eletrobras	Innovation Projects	FINEP	Corporate	100.00%	268,503	92,482	11/15/23
Eletrobras	Rio Branco Transmissora	BNDES	Corporate	100.00%	138,000	79,230	03/15/27
Eletrobras	Projetos Corporativos Furnas	Banco do Brasil	Corporate	100.00%	35,000	17,505	12/28/20
		Banco do Brasil	Corporate	100.00%	50,000	25,007	12/28/20
					85,000	42,511
		BNDES	Corporate	100.00%	126,221	18,441	06/15/21
Eletrobras	RS Energia	BNDES	Corporate	100.00%	41,898	22,613	03/15/27
		BNDES	Corporate	100.00%	9,413	5,626	08/15/27
		BNDES	Corporate	100.00%	12,000	5,825	08/15/27
					189,532	52,505
Eletrobras	Ribeiro Gonç./Balsas	BNB	Corporate	100.00%	70,000	44,691	06/03/31
Eletrobras	Eólica Chuí IX S/A	BNDES	SPE	99.99%	31,558	25,865	06/15/32
		BRDE	SPE	99.99%	13,757	11,346	06/15/32
					45,314	37,212
Eletrobras	Cerro Chato I, II e III	Banco do Brasil	Corporate	100.00%	223,419	16,328	07/15/20
Eletrobras	HPP Baguari	BNDES	Corporate	100.00%	60,153	25,318	07/15/26
Eletrosul	Expansion of the Sistema Sul de Transmissão	BNDES	Corporate	100.00%	29,074	21,191	09/15/29
Eletrobras	Expansion of the Lechuga Substation	BNDES	Corporate	100.00%	35,011	17,502	10/15/28
Eletrosul	Brazil-Uruguay Interconnection	BNDES	Corporate	100.00%	21,827	15,908	09/15/29
Eletrobras	Miramar/Tucuruí Substation	BNDES	Corporate	100.00%	31,000	14,549	08/15/28
Eletrobras	Lechuga/J. Teixeira	BASA	Corporate	100.00%	25,720	14,777	10/15/28
Eletrobras	Miranda II	BNDES	Corporate	100.00%	47,531	8,785	11/15/24
Eletrobras	SC Energia	BNDES	Corporate	100.00%	67,017	7,381	03/15/21
Eletrobras	Nobres Substation	BNDES	Corporate	100.00%	10,000	4,322	03/15/28
Eletrobras	São Luis II e III	BNDES	Corporate	100.00%	13,653	5,000	11/15/24
	Guarantees controlled companies				23,709,613	15,789,524

21.4 - Movement of Provision for Guarantees

Eletrobras accrues 1% of the guaranteed outstanding balance to the controlled and non-controlled investees.

Below you can see the year’s guarantee movements:

	12/31/2019	12/31/2018	12/31/2017
Opening balance	549,436	512,690	487,912
Guarantee Additions	13,690	66,495	24,243
Guarantee update	5,889	11,542	52,242
Guarantee Write offs	(105,239)	(41,291)	(51,706)
Final balance	463,776	549,436	512,690

The main variation in guarantees is due to the following factor, write-off of guarantees provided to Amazonas Distribuidora, former subsidiary of Eletrobras, whose share control was transferred on April 10, 2019 resulting in an impact in the amount of R$ 86,554.

21.5 - Assumed Obligations – Covenants

Eletrobras Companies have covenant clauses in some of their loan, financing and debentures agreements. The main covenants refer to: compliance with some financial indexes (Net Debt to EBITDA, coverage ratio on debt service, among others), existence of corporate guarantees, requirements for changing corporate control, compliance with the required licenses and authorizations, and limitation to the significant sale of assets.

The Company did not identify any event of non-compliance as of December 31, 2019.

NOTE 22 - DEBENTURES

22.1 - Composition of Debentures

Issuer	Date of Issue	Interest Rate	Due date	12/31/2019	12/31/2018
Estação Transmissora de Energia S.A. - ETE (Eletronorte)	06/2011	TJLP + 1,65% a.a.	07/10/2031	197,711	201,754
Transmissora Sul Brasileira de Energia - TSBE (Eletrosul)	09/2014	IPCA + 6,80% a.a.	09/15/2028	116,474	114,341
Extremoz Transmissora do Nordeste – ETN S.A. (CHESF)	04/2017	IPCA + 7,0291% a.a.	01/15/2029	150,322	152,133
		Taxa DI + 0,70% a.a. (Series 1)	04/25/2022	1,106,991	-
Eletrobras (a)	05/2019	Taxa DI + 1,00% a.a. (Series 2)	04/25/2024	2,214,791	-
		Taxa DI + 1,20% a.a. (Series 3)	04/25/2026	1,006,967	-
		IPCA + 5,18% a.a. (Series 4)	05/15/2029	715,479	-
Furnas (b)	11/2019	CDI 117,60% a.a (Series 1)	11/15/2024	450,543	-
				5,959,279	468,228

			Total Current Liabilities	78,527	36,073
			Total Non-Current Liabilities	5,880,751	432,155

a) Eletrobras Debentures

Eletrobras concluded on May 24, 2019 the offer of debentures, in four series for a total amount of R$ 5 billion.

b) Furnas Debentures

On December 20, 2019, the subsidiary Furnas concluded the offer of debentures, not convertible into shares with personal guarantee, in the amount of R$ 450 million.

22.2 - Movement of Debentures

The movement presented below comprises the years ended December 31, 2019 and 2018.

	12/31/2019	12/31/2018	12/31/2017
Current
Opening balance	36,073	183,432	12,442
Capture	-	5,586	175,680
Charges	242,167	41,512	29,539
Interest paid	(179,401)	-
Amortization of principal	(49,373)	(60,100)	(33,134)
Appropriate transaction costs	598	-
Transfer	28,463	(131,833)	(1,095)
Classification - Held for sale	-	(2,524)
Ending Balance	78,527	36,073	183,432

Non-current
Opening balance	432,155	287,347	188,933

Capture	5,450,000	109,832	107,248
Charges	27,059	8,941	-
Amortization of principal	-	(10,754)	-
Transfer	(28,463)	131,857	-
Classification - Held for sale	-	(95,068)	(8,834)
Ending Balance	5,880,751	432,155	287,347

Total	5,959,278	468,228	470,779

The long-term portion of the debentures is scheduled to mature as follows:

2021	2022	2023	2024	2025	After 2025	Total
47,067	1,150,905	54,021	2,702,273	75,042	1,851,443	5,880,751

The Company has covenants related to its debentures and has not identified any event of non-compliance for 2019. More details in note 21.5.

NOTE 23 - LEASE

The lease liability items refer to lease agreements that correspond to real estate, vehicles, equipment and energy supply contracts signed with the PIEs in 2005 with a 20-year term that were transferred from Amazonas Distribuidora to Amazonas GT during the unbundling process and, previously, the adoption of IFRS 16, already classified as financial leases. The movement of these items is presented as follows:

12/31/2019
Opening balance on 12/31/2018	976,115
Initial adoption of IFRS 16	340,225
Additions	211,375
Accumulated interest	338,163
Payments	(547,226)
Write-offs	(111,463)
Ending balance	1,207,189

Current	219,484
Non-current	987,705

12/31/2019
Compensation from leasing	547,226
Potential PIS/COFINS (9.25%)	50,618

The fixed and variable rents, as well as those related to short term and low value contracts, were as follows for the year ended December 31, 2019:

12/31/2019
Short-term leases	52,771
Low-cost leases	40,592
Variable lease expenses	3,822

The maturities of the non-current balance are shown in the table below:

Due	12/31/2019
2021	199,356
2022	207,895
2023	189,267
2024	187,226
2025	93,115
After 2025	110,846
Total	987,705

The table below shows the potential right of PIS/COFINS to be recovered included in the lease consideration, according to the period foreseen for payment.

12/31/2019
Total cash outflow for leases
Classified in lease liabilities	547,226
Not classified in lease liabilities	52,376
Total payments	599,602

NOTE 24 - COMPULSORY LOANS

The compulsory loan on electric power consumption, established instituted by Law 4,156/1962 with the purpose of generating funds for the expansion of the Brazilian electric power sector, was extinguished by Law 7,181, of December 20, 1983, which set the date of December 31, 1993 as the collection deadline.

In the first phase of this compulsory loan, closed with the advent of Decree-Law 1,512/1976, the collection of the tax reached several classes of energy consumers, and the taxpayers’ credits were represented by Bearer Bonds issued by the Company.

The bearer bonds, issued as a result of the compulsory loan, do not constitute securities, are not negotiable on a stock exchange, are not listed and are unenforceable.

The issuance of these securities was the result of a legal imposition and not of a corporate decision by the Company.  Likewise, its adoption by bondholders did not emanate from an act of will, but from a legal duty, under Law 4,156/1962.

The CVM, in a decision of its Board issued in the CVM RJ 2005/7230 administrative proceeding, filed by holders of the aforementioned bonds, states verbatim that “the bonds issued by the Company as a result of Law 4,156/1962 cannot be considered as securities.”

The CVM also understood that there is no irregularity in the procedures adopted by the Company in its financial statements, with respect to the aforementioned bonds, nor in the disclosure regarding the existence of lawsuits.

The unenforceability of these bearer bonds was reinforced by decisions of the Superior Court of Justice (STJ), which corroborate the understanding that these bonds are prescribed and that they are not suitable to guarantee tax foreclosures.

Therefore, bearer bonds issued in the first phase of this compulsory loan, as decided by the CVM, are not to be confused with debentures.  In addition, pursuant to the provisions of article 4, § 11 of Law 4,156/1962 and article 1 of Decree 20,910/1932, they are unenforceable, a condition confirmed in STJ Newsletter 344, which states that these bonds cannot be used as guarantee of tax foreclosures, as they have no liquidity and are not debentures. For this reason, they are not provisioned.

In the second phase, beginning with the provisions contained in the aforementioned Decree-Law, the compulsory loan in question started to be charged only to industries with monthly energy consumption greater than 2,000 kWh, and taxpayers’ credits are no longer represented by securities, to be simply recorded by the Company.

Most of these compulsory loan taxpayer credits have already been converted into preferred shares, as authorized by law, through four general shareholders’ meetings of Eletrobras, held on April 20, 1988, April 26, 1990, April 28, 2005 and April 30, 2008, respectively. However, there is a remaining compulsory loan balance that has not yet been converted.

The balances of the remaining compulsory loan, after the 4th conversion into shares, relating to credits constituted from 1988 to 1994, are recorded in current and non-current liabilities and are remunerated at the rate of 6% per year until the date of their conversion into shares, plus monetary restatement based on the variation of the Special Extended Consumer Price Index (IPCA-E).

	12/31/2019	12/31/2018
Current
Interest payable	15,156	15,659
Non-current
Credits reaised	470,600	477,459
TOTAL	485,756	493,118

Thus, the liability relating to the compulsory loan refers to the residual credits, constituted from 1988 to 1994, of industrial consumers with consumption greater than 2,000 kW/h, referring to the second phase of this compulsory loan, as well as to the annual interest not yet paid relating to those credits.

The contingent liability related to the compulsory loan theme is shown in the note on provisions and contingent liabilities (Note 29).

NOTE 25 - TAXES PAYABLE AND INCOME TAX AND SOCIAL CONTRIBUTIONS — LIABILITY

25.1 - Taxes to be collected

	12/31/2019	12/31/2018
Current liabilities:
PASEP/ COFINS	755,102	778,966
IRRF/ CSRF	316,801	274,499
ICMS	252,972	62,431
INSS/ FGTS	112,937	77,996
PAES/ REFIS	23,191	22,566
ISS	14,549	12,424
Others	100,106	48,169
Total	1,575,658	1,277,051

Non-current liabilities:
PAES/ REFIS	190,365	207,673
PASEP/ COFINS	42,100	14,283
Others	7,494	26,626
Total	239,959	248,582

25.2 - Income tax and social contribution

	12/31/2019	12/31/2018
Current liabilities:
Current income tax	1,693,623	2,031,674
Current social contribution	839,109	921,398
	2,532,732	2,953,072
Non-current liabilities:
Deferred IRPJ/ CSLL	3,978,754	8,315,386

25.3 - Reconciliation of income tax and social contribution expenses

	12/31/2019		12/31/2018		12/31/2017
	Corporate	Social	Corporate	Social	Corporate	Social
	Income Taxe	Contribution	Income Taxe	Contribution	Income Taxe	Contribution
Earnings before Corporate Income Taxe and Social Contribution	6,368,606	3,638,606	15,930,518	15,930,518	2,957,864	2,957,864

Total Corporate Income Taxe and Social Contribution calculated at a rate of 25% and 9%, respectively	(1,592,151)	(573,175)	(3,982,630)	(1,433,747)	(739,466)	(266,208)

Effects of additions and exclusions:
Indemnity - RBSE	248,015	89,285	311,388	112,100	-	-
Revenue from dividend	353,564	127,283	16,073	5,786	10,012	3,604
Equity method investments	285,183	102,666	346,213	124,637	673,043	242,295
Exchange variation	188,381	67,817	(201,679)	(72,605)	-	-
Tax loss offset/Negative base	238,285	79,784	405,337	179,447	359,767	131,429
Establishment of tax credits	2,457,113	322,783	433,571	156,086	-	-
Operating provisions	(302,179)	136,349	1,727,581	621,930	-	-
Unrecognized/written off deferred taxes (a)	(1,011,667)	(364,200)	(1,117,987)	(402,962)	(1,714,988)	(617,395)
Tax incentives (b)	658,136	3,588	435,279	-	412,143	-
Grants	(10,628)	(3,826)	(2,123)	(764)	(24,725)	(8,901)
Other additions and exclusions	(327,784)	(82,359)	(69,480)	(75,166)	89,622	(60,866)
Total Corporate Income Taxe and Social Contribution expenses	1,184,267	(94,005)	(1,698,458)	(785,259)	(934,592)	(576,042)
Effective rate	18.60%	1.48%	10.66%	4.93%	31.60%	19.47%

In 2018, the subsidiaries Furnas and Chesf fully consumed the accumulated income and social contribution losses, benefiting from the derived tax credits and reducing the income and social contribution taxes calculated for that year. For the year of 2019, there was also the deferred tax impacts recognized due to the prospects of future taxable income (see note 10.3).

(a)	Unrecognized/written off deferred taxes

It is composed of temporary differences between the accounting result, taxable result, tax loss and negative basis of CSLL calculated in the year, whose tax benefits were not recognized due to the absence of history of taxable profit and/or projection of future tax results.

(b)	Tax Incentives

Provisional Measure No. 2,199-14, dated 08/24/2001, as amended by Law No. 11,196, dated 11/21/2005, allows companies located in the regions where Sudene operates that have projects in the infrastructure sector, considered by the Executive Power one of the priority sectors for regional development, to reduce the amount of income tax due for investment in installation, expansion, modernization or diversification projects.

Chesf holds the right to a 75% reduction in Income Tax and non-refundable additional items, calculated based on operating profit. For the transmission contracts number 008/2005 and 007/2005, the right to the reduction incentive was granted for the years 2011 to 2020, and for contract number 010/2007, it was granted for the years 2014 to 2023.

For concession contracts 006/2009, 20/2010, 007/2010, 012/2007, 007/2005, 019/2012, 017/2009, 014/2010, 010/2011, 019/2010, 005/2008, 018/2012 and 021/2010 and of the Xingó, Luiz Gonzaga, Funil, Paulo Afonso Compound, and Pedra Power Plants, the constitutive reports issued by SUDENE for the enjoyment of the benefit in the years 2018 to 2027 were obtained. However, the Company is awaiting the position of the Federal Revenue of Brazil - RFB to ratify the enjoyment of the tax benefit, that if within 120 days of the filing date of the request at the RFB, there is no positioning, Chesf will automatically be able to enjoy the benefit as provided for in Article 60 of IN RFB No. 267/2002.

For tax incentive contracts, the 25% income tax rate is reduced by 75%, calculated on the profit from the operation of the incentive projects.

The tax incentive to reduce Income Tax and non-refundable Additional Items is recorded in the income statement as income tax reduction, in compliance with Technical Standard IAS 20. The portion of the profit arising from these tax incentives is allocated to the Profit Reserve called Tax Incentive Reserve, in accordance with Article 195-A of Law No. 6,404/1976, which can only be used for share capital increase or loss absorption.

Regarding the subsidiary Eletronorte, SUDENE and SUDAM, through constitutive reports, recognized the right of this subsidiary to a 75% reduction in income tax and non-refundable additional, calculated on the profit of the exploration in the activities of generation and transmission of electricity for the following projects and periods listed below:

• Tucuruí hydroelectric plant, period from 2012 to 2021, Report 170/2014;

• Samuel hydroelectric plant, period from 2014 to 2023, Report 170/2014;

• Coaracy Nunes hydroelectric plant, period from 2015 to 2024, Report 009/2015;

• Curuá-Una hydroelectric plant, period from 2015 to 2024, Report 126/2015;

• Transmission in the State of Mato Grosso, from 2016 to 2025, Report 012/2016;

• Transmission in the State of Tocantins, period from 2016 to 2025, Report 001/2016;

• Transmission in the State of Boa Vista, period from 2016 to 2025, Report 060/2016;

• Transmission in the State of Acre, period from 2017 to 2026, Report 019/2017;

• Transmission in the State of Maranhão, period from 2017 to 2026, Report 063/2017;

• Transmission in the State of Rondônia, period from 2017 to 2026, Report 050/2017; and

• Transmission in the State of Pará, period from 2017 to 2026, Report 072/2017.

The calculated tax incentive to reduce Income Tax and, non-refundable additional incentives, are recorded in the period statement as income tax reduction, in compliance with Technical Pronouncement IAS 20. The portion of the profit resulting from these tax incentives is subject to allocation to the Profit Reserve, called the Tax Incentive Reserve, in accordance with Article 195-A of Law No. 6,404/76, which can only be used to increase share capital or loss absorption.

Therefore, in 2019, Chesf recognized, according to the reports issued by SUDENE, the right to use the tax incentive to reduce the 75% income tax in the amount of R$ 300,418. The subsidiary Eletronorte, in 2019, took advantage of the income tax incentive, totaling R$ 342,580.

NOTE 26 - REGULATORY FEES

	12/31/2019	12/31/2018
Current
Research and Development - R&D	397,125	425,669
RGR quota	120,162	125,900
Compensation for the use of water resources	72,212	61,236
CDE contribution	16,579	16,400
PROINFA contribution	11,433	14,714
Inspection fee for electric energy services	10,100	9,098
	627,611	653,017
Non-current
Research and Development - R&D	730,246	698,917
RGR quota	57	22,619
	730,303	721,536

TOTAL	1,357,914	1,374,553

26.1 - Global Reversal Reserve (RGR)

The contribution to the formation of the RGR is the responsibility of the concessionaires of the public electric energy service, through a quota called Reversion and Expropriation of Electric Energy Services, of up to 2.5% of the value of the investments of the concessionaires and permit holders, limited 3% of annual revenue. The quota value is calculated as a component of the concessionaires’ service cost. Transmitters bidding as of September 12, 2012 and transmitters and generators that had their concessions extended under the terms of law 12,783/2013 are released from the payment of this charge.

26.2 - Compensation for the Use of Water Resources

The compensation for the use of water resources for the purpose of generating electric energy was instituted by the Federal Constitution of 1988 and is a percentage of 6.75% that hydroelectric generation concessionaires pay for the use of water resources.

26.3 - Research and Development (R&D) and Energy Efficiency (PEE)

Electric energy concessionaires are required to invest, annually, the amount of, at least, 1% of their adjusted net operating revenue, in research and development projects and the energy efficiency program of the electric energy sector, pursuant to Law No. 9,991, of July 24, 2000.

NOTE 27 - SHAREHOLDERS’ COMPENSATION

	12/31/2019	12/31/2018
Dividends of fiscal year 2019	2,540,567	-
Dividends of fiscal year 2018	14,809	1,253,164
Unclaimed dividends	4,760	7,502
Dividends withheld from previous fiscal years	-	44,967
Minimum required dividends of fiscal year 2019	15,080	-
	2,575,216	1,305,633

NOTE 28 - POST-EMPLOYMENT BENEFITS

Eletrobras System companies sponsor pension plans for their employees, as well as health care plans and post-employment life insurance in certain cases. These benefits are classified as Defined Benefits (BD) and Defined Contribution (CD).

Due to the decentralized structure of Eletrobras Companies, each segment sponsors its own employee benefits package. In general, Eletrobras Companies offer their current and future retirees and their dependents benefits such as social security, health care and post-employment life insurance, as shown in the following table:

Types of post-employment benefits sponsored by Eletrobras System companies
		Social security plans		Other post-employment
Company	BD Plan	Balanced Plan	CD Plan	Life Insurance	Health Plan
Eletrobras	X		X		X
Amazonas GT	X		X		X
CGTEE	X
Chesf	X	X	X	X
Eletronorte	X		X	X	X
Eletronuclear	X				X
Eletrosul	X		X		X
Furnas	X		X	X	X

The pension benefit plan normally exposes the Group to actuarial risks, such as investment risk, interest rate risk, longevity risk and salary risk.

•	Investment risk: The present value of the defined pension benefit plan liability is calculated using a discount rate determined by virtue of the remuneration of high quality private securities; if the return on the plan’s assets is below this rate, there will be a deficit in the plan. The plan currently has a relatively balanced investment in stocks, debt instruments and real estate. Due to the long-term nature of the plan’s liabilities, the pension fund’s board considers it appropriate that a reasonable portion of the plan’s assets should be invested in stocks and real estate to leverage the return generated by the fund;

•	Interest rate risk: A reduction in the interest rate on the securities will increase the plan’s liabilities. However, this will be partially offset by an increase in the return on the plan’s debt securities;

•	Longevity risk: The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of the plan participants during and after their stay at work. An increase in the life expectancy of plan participants will increase plan liabilities; and

•	Salary risk: The present value of the defined benefit plan liability is calculated by reference to the future salaries of the plan participants. Therefore, an increase in the salary of plan participants will increase plan liabilities.

The tables below show the reconciliation of the present value of defined benefit obligations and the fair value of assets with the amounts recorded in the balance sheet for pension benefits and other post-employment benefits. The consolidated results of Eletrobras Companies are shown below.

Post-employment benefit obligations - amounts recognized in the balance sheet:

	2019	2018
Social security plan benefits	4,320,918	2,812,902
Health and life insurance plans	194,261	246,207
Total post-employment benefit liabilities	4,515,179	3,059,109
Current	161,773	164,160
Non-current	4,353,406	2,894,949
	4,515,179	3,059,109

a) Reconciliation of pension plan liabilities and other benefits

Defined pension benefit plans - Amounts recognized in the balance sheet and income statement for the year:

	2019	2018
Present value of actuarial obligations partially or totally hedged	30,663,539	26,134,809
Fair value of plan assets	(27,385,218)	(24,149,547)
Net liabilities/(assets)	3,278,321	1,985,262
Net current service cost	55,849	(7,684)
Net interest cost	224,221	155,747
Actuarial expense/(revenue) recognized in the fiscal year	280,070	148,063

Other post-employment benefits - Amounts recognized in the balance sheet and income statement for the year:

	2019	2018
Present value of actuarial obligations partially or totally hedged	196,180	246,207
Fair value of plan assets	-	-
Net liabilities/(assets)	196,180	246,207
Current service cost	7,253	10,827
Net interest cost	15,546	26,577
Actuarial expense/(revenue) recognized in the year	22,798	37,404

b) Disclosure of Defined Pension Benefits

Consolidated results of defined pension benefits - reconciliation of the present value of defined benefit obligations

Defined pension benefit plans - Change in the present value of actuarial obligations:

	2019	2018
Value of actuarial obligations at the beginning of the year	26,134,809	23,086,781
Subsidiaries held for sale (*)	-	(170,122)
Current service cost	95,428	97,890
Interest on the actuarial obligation	2,209,849	2,115,384
Benefits paid in the year	(2,195,889)	(1,956,093)
Standard Participant Contributions	9,810	(64,413)
Loss on actuarial obligations arising from remeasurement	4,409,531	3,025,383
Actuarial losses arising from changes in financial assumptions	6,067,232	2,613,642
Actuarial losses/(gains) arising from experience adjustments	(1,657,701)	411,741
Present value of actuarial obligations at the end of the year	30,663,539	26,134,809

* The actuarial obligations of subsidiaries Ceal and Amazonas Distribuidora were reclassified to held for sale in 2018.

Consolidated results of defined pension benefits - reconciliation of the fair value of plan assets

Defined pension benefit plans - Changes and composition of the fair value of assets:

	2019	2018
Amount of actuarial obligations at the beginning of the year	24,149,547	23,153,018
Subsidiaries held for sale (*)	-	(266,176)
Benefits paid in the year	(2,195,889)	(1,956,093)
Participant contributions disbursed during the year	30,462	41,170
Employee contributions disbursed during the year	289,086	294,978
Expected return on assets in the year	2,052,801	2,145,641
Gain on plan assets (excluding interest income)	3,059,213	737,008
Fair value of assets at the end of the year	27,385,218	24,149,547
Effective asset return in the year	5,112,013	2,882,650

*The assets at fair actuarial value of subsidiaries Ceal and Amazonas Distribuidora were reclassified to held for sale in 2018.

Consolidated results of defined pension benefits - Amounts recognized in Other Comprehensive Income:

	2019	2018
Other Comprehensive Income (OCI) accrued - Social Security Program	4,509,106	3,383,390

	2019	2018
Actuarial gains (losses) recognized in OCI in the fiscal year net of deferred taxes - Social Security Program	(1,125,716)	258,065

c) Disclosure of Other Post-Employment Benefits

Consolidated results of other post-employment benefits - reconciliation of the present value of defined benefit obligations

Other post-employment benefits - Changes in the present value of actuarial obligations:

	2019	2018
Amount of actuarial obligations at the beginning of the year	246,207	315,429
Subsidiaries held for sale (*)	-	(33,733)
Current service cost	7,253	10,827
Interest on the actuarial obligation	15,546	26,577
Benefits paid during the year	(116,930)	(256,038)
Health plan write off	(5,555)	(14,523)
Loss on actuarial obligations arising from remeasurement	49,660	197,668
Actuarial losses arising from changes in demographic assumptions	69,803	17,567
Actuarial losses arising from changes in financial assumptions	1,162	70,303
Actuarial losses/(gains) arising from experience adjustments	(21,306)	109,798
Present value of actuarial obligations at the end of the year	196,181	246,207

* Subsidiaries Ceal and Amazonas Distribuidora were reclassified to held for sale in 2018.

Consolidated results of other post-employment benefits - amounts recognized in Other Comprehensive Income:

	2019	2018
Other Comprehensive Income (OCI) accumulated - Other post-employment benefits	462,816	413,156

	2019	2018
Actuarial gains (losses) recognized in OCI in the year - Other post-employment benefits	(49,660)	(197,668)

d) Actuarial and Economic Assumptions

The actuarial assumptions presented below were used to determine the defined benefit obligation and the expense for the year.

Economic Assumptions
	2019	2018
Annual effective discount interest rate	3.07% to 3.37%	4.54% to 4.78%
Projection of average wage increase	1.00% to 2.00%	1.00% to 3.00%
Annual average inflation rate	3.68%	3.89%
Expected return on plan assets (i)	3.68%	3.89%

Demographic Assumptions
	2019	2018
Turnover Rate	0% yy; Ex-Nucleos 2018; Null turnover rate	T-1 Service (downsized by 20%); GAMA -Turnover Exp. - NUCLEOS - 2015

Table of active and☐ inactive mortality	AT-2000 (segregated by sex) reduced by 10%; AT-2000 (segregated by sex) downsized by 15%;
AT-83 Feminine; AT-2000 (masculine); AT-2000
(segregated by sex) downsized by 10%; AT-2000
Basic downsized by 5%, segregated by sex	AT-2000 (segregated by sex) reduced by 10%;
AT-2000 (segregated by sex) downsized by 15%;
AT-83 Feminine; AT-2000 M&F (downsized by
10%); AT-2000 (masculine); AT-2000 Basic
reduced by 5%, segregated by sex; AT-2000
(segregated by sex) reduced by 10%

Table of mortality of☐ disabled persons	RRB-1983; AT-49 segregated by sex; AT-49 reduced by 2 years Masculine; AT-83 IAM (masculine); MI-2006 (segregated by sex) downsized by 10%	RRB-1983; AT-49 segregated by sex; AT-49 reduced by 2 years Masculine; AT-49 (increased 100%) M&F; AT-83 (masculine); AT-83 IAM (masculine)

Table of disability	LIGHT (FRACA); ALVARO VINDAS (downsized by 50%); TASA 1927	Light (Fraca); Alvaro Vindas (downsized by 50%); Alvaro Vindas; TASA 1927; Light (Average)

(i) Represents the maximum and minimum rates of return on plan assets.

The definition of this rate considered the market practice of Federal Government bonds, according to the criteria recommended by national and international standards, for terms similar to the flow of the obligations of the benefits program, in the so-called concept of Duration.

The expected global rate of return corresponds to the weighted average of the expected returns of the various categories of plan assets. Management’s assessment of the expected return is based on historical return trends and market analysts’ forecasts for the asset over the life of the respective obligation. The current return on BD plan assets as of December 31, 2019 was R$ 5,112,013 (R$ 2,882,650 in 2018).

e) Employers’ contributions

As of December 31, 2019, the contributions made for the constitution of the mathematical provisions for benefits under the CD Plan reached R$ 3,488 (R$ 4,362 in 2018).

As of December 31, 2019, the contributions made for the constitution of the mathematical provisions for benefits of the BD Plan reached R$ 289,086 (R$ 294,978 in 2018).

The company expects to contribute R$ 2,013,660 to the defined benefit plan during the next year.

The weighted average duration of defined benefit obligation is 64 years.

Analysis of expected maturities of undiscounted benefits from post-employment defined benefit plans for the next 10 years:

Social Security Program	2020	2021	2022	2023	2024	2025 a 2029	Total
As of December 31, 2019	2,013,660	2,001,413	1,945,599	1,908,447	1,845,328	14,596,897	24,311,345

f) The significant actuarial assumptions for determining the defined benefit plan obligation are: discount rate, expected salary increase and mortality. The sensitivity analyzes below were determined based on reasonably possible changes in the respective assumptions that occurred at the end of the reporting period, keeping all other assumptions constant.

•	If the discount rate on the obligation were 1% higher or lower, the defined benefit obligation would have decreased by R$ 3,293,540 or increased by R$ 3,639,685, respectively.
•	If the expectation of wage growth on the obligations increased or decreased, the defined benefit obligation would have increased by R$ 336,960 or reduced by R$ 350,480, respectively.

The sensitivity analysis presented may not be representative of the real change in the defined benefit obligation, since the change is not likely to occur in isolated premises, considering that some of the premises may be correlated.

In addition, when presenting the sensitivity analysis, the present value of the defined benefit obligation was calculated using the projected credit unit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the balance sheet.

There was no change from previous years in the methods and assumptions used in the preparation of the sensitivity analysis.

g) Amounts included in the fair value of plan assets

Asset Category	2019	2018
Assets Immediately Available	3,506	1,053
Realizable Assets	1,022,989	570,218
Fixed Income Investments	20,627,305	16,019,282
Variable Income Investments	5,742,086	2,046,838
Real Estate Investments	943,323	711,127
Structured Investments	808,415	286,682
Loans and Financing	538,542	527,564
Others	30,527	(3,132)
(-) Funds receivable from sponsor	(504,822)	(109,839)
(-) Operating Liabilities	(76,816)	(69,892)
(-) Contingency Liabilities	(251,351)	(278,846)
(-) Investment Funds	(242,605)	(126,621)
(-) Administrative Funds	(199,179)	(141,706)
(-) Social Security Funds	(11,440)	(9,964)
Total Assets	28,430,481	19,422,764

The fair values of equity and debt instruments are determined based on market prices quoted in active markets while the fair values of real estate investments are not based on market prices listed in active markets.

NOTE 29 - PROVISIONS FOR LITIGATION AND CONTINGENT LIABILITIES

The Company and its subsidiaries are parties to several lawsuits in progress in the judicial sphere, mainly in the labor and civil spheres, which are at various stages of judgment.

29.1 - Provisions

The Company sets up provisions in an amount sufficient to cover losses considered probable and for which a reliable estimate can be made in the following amounts:

	12/31/2019	12/31/2018
Current
Civil	1,030,288	884,044
Labor	1,200	45,611
Tax	-	1,709
	1,031,488	931,364
Non-current
Civil	22,104,427	21,327,263
Labor	1,774,298	1,522,207
Tax	336,213	346,825
	24,214,938	23,196,295

	25,246,426	24,127,659

These provisions had, during this year, the following evolution:

Balance on December 31, 2018	24,127,659
Establishment of provisions	2,630,645
Reversal of provisions	(888,050)
Monetary correction	1,204,640
Retirements	(35,837)
Payments	(1,792,631)
Balance on December 31, 2019	25,246,426

The constitution and reversal of the provision for contingencies were recorded in the income statement as Operating Provisions (see note 38).

Summary of the main proceedings:

29.1.1 - Civil

As of December 31, 2019, the Company and its subsidiaries have civil lawsuits of R$ 23,134,716 (R$ 22,211,307 as of December 31, 2018), which is the probable estimate of outflow of funds to settle these proceedings.

Civil lawsuits mainly argue for monetary restatement on the Compulsory Loan, proceedings resulting from payments, fines and charges for alleged delays and defaults, collective actions for putative securities, and civil lawsuits concerning the consumption relationship, related to moral and material damages arising mainly from irregularities in the measurement of consumption and undue charges according to the main proceedings described below:

•	Compulsory Loan - Judgment on Special Appeal, by the STJ (Superior Court of Justice)

The Compulsory Loan on Electric Power Consumption, established by Law 4,156/1962, was intended to generate funds for the expansion of the Brazilian electric power sector, and was extinguished by Law 7,181, of December 20, 1983, which set the date of December 31, 1993 as the collection deadline.

There is a significant litigation involving the Company, where the largest number of lawsuits have the purpose of challenging the monetary restatement criteria of the Compulsory Loan book-entry credits on electric power consumption, determined by the law governing the Compulsory Loan and applied by the Company, and the application of inflationary purges arising from economic plans implemented in Brazil. As of December 31, 2019, the Company had 3,975 lawsuits related to this matter provisioned.

The credits from the Compulsory Loan were substantially paid by the Company through share conversions held at shareholders’ meetings, on April 20, 1988, April 26, 1990, April 28, 2005 and April 30, 2008, respectively.

The divergence on the criteria for monetary restatement of the referred credits was brought to the STJ, and the question of merit was decided by that Court, through repetitive appeals embodied in Special Appeal 1,003,955/RS and Special Appeal 1,028,592/RS and Motion for Resolution in Special Appeal 826,809/RS. After the judgment and publication of the collegiate decision on the repetitive theme by the STJ, the same solution should be applied to other processes that have identical theses.

The matter, however, is currently subject to appeals in the Federal Supreme Court (STF), which are pending judgment.

Even though the matter was submitted to the STF, in view of the precedents of the STJ, the lawsuits filed have had their normal course and, consequently, there have been several convictions to the payment of monetary restatement differences and interest rates of 6% per year, the latter as a reflection of monetary restatement differences. As a result, Eletrobras has been the target of executions, and there is disagreement with the plaintiffs as to how to determine the amount due, especially with regard to the application of the 6% p.a. interest after the General Meeting of conversion of these credits into shares and the five-year term for the collection of said interest.

Eletrobras, in the scope of these processes, has recorded provisions related to: (i) difference in principal due to monetary restatement criteria, (ii) reflex remuneration interest; and (iii) application of default interest (substantially the SELIC Rate).

	12/31/2019	12/31/2018
Principal	6,128,374	6,372,806
Compensatory interest	1,714,617	1,741,409
Default interest	9,718,620	9,827,697
	17,561,611	17,941,912

The most relevant controversy concerns the continued application of reflex interest rates of 6% per year after the conversion General Meeting. Pursuant to the current precedent of the STJ (repetitive appeals in Special Appeal 1,003,955/RS and Motion for Resolution in Special Appeal 826,809/RS), the reflexive interest of 6% per year ceases on the date of the conversion General Meeting, subject to the five-year limitation.

The difference in monetary restatement calculated on the date of the conversion General Meeting (if any), as it is a legal dispute, now includes the charges of the judicial debts, i.e. IPCA-E until the beginning of the incidence of SELIC. The SELIC rate is applied to the amount of the principal and the reflected remuneration interest, from the conversion General Meeting or date of summons, whichever is later. The Company, except for specific judicial determination, adopts this understanding.

Through the Motion for Resolution in Special Appeal No. 790,288/PR, by the STJ, a taxpayer obtained, on June 12, 2019, a favorable decision, by vote of 5 ministers out of the total of 9 voting ministers, to have, in the specific process, the remuneration interest rate of 6% per year, continuously from the 143rd Extraordinary General Meeting, of June 30, 2005, until the effective payment, accumulating with the SELIC rate. Regarding this decision, appeals may be filed by the Company.

In this sense, the Company has already filed an appeal called motion for clarification, clarifying the impossibility of cumulating interest with the SELIC rate and also informing that the judgment mentioned above, unfavorable to Eletrobras, has no effect of repetitive appeal, pursuant to Article 1,036 of the Civil Procedure Code, that is, it has no binding effect for the other legal proceedings that deal with the subject, contrary to the precedent arising from Special Appeal 1,003,955/RS and Motion for Resolution in Special Appeal 826,809/RS. These last two appeals, which are those adopted by Eletrobras to estimate its provision, were judged by the STJ as repetitive appeals, of general repercussion, and, therefore, must be considered for the other lawsuits that deal with this specific issue, according to the Brazilian legislation.

In this context, we identified that, in subsequent judgments, in other legal proceedings on the same topic, the understanding of the restriction of the application of 6% interest payments until the date of the Meeting was maintained, which reinforces the aforementioned understanding of the Company (Special Appeal No. 1,818,653/RS, Special Appeal No. 1,804,433/RS, Motion for Clarification in Special Appeal 1,659,030/RS, Interlocutory Appeal in Special Appeal 785,344/PR (ruling), Motion for Clarification in Appeal Special No. 1,702,937/RS and Motion for Clarification in Special Appeal No. 866,941/PR, under the terms of the previous Special Appeal No. 1,003,955/RS).

Therefore, the aforementioned process No. 790,288/PR, which had an unfavorable decision for Eletrobras, is not decisive to influence the estimate made by the Company’s management with regard to the provision, now recognized in this financial information, and will be the object of appeals by the Company.

Eletronorte

•	Action for compensation - Sul América Companhia Nacional de Seguros

This is regarding the reimbursement of amounts to Sul América due to the payment made to Albrás Alumínio Brasileiro S.A. for the incident suffered as a result of the interruption of the electric energy supply. In a Special Appeal, Eletronorte was condemned to the entire obligation. This decision was challenged through Motion for Clarification, which is pending judgment. The balance of the provision as of December 31, 2019 amounts to R$ 363,412 (R$ 351,575 as of December 31, 2018).

Chesf

•	Partial nullity of an amendment (Factor K of analytical price correction)

Chesf is the plaintiff of a lawsuit in which it asks for the declaration of partial nullity of an amendment (Factor K of analytical price correction) to the civil works contract of the Xingó Hydroelectric Power Plant, signed with the consortium formed by Companhia Brasileira de Projetos e Obras - CBPO, Construções e Comércio and Mendes Júnior Engenharia S.A. - CONSTRAN S.A. (defendants in this process) and the return of amounts paid, as a Factor K, in the amount of approximately R$ 350,000 (values at the time, converted into reais), in double. The defendants, in addition to contesting the deed, pleaded the conviction of Chesf to overdue payments resulting from the same contractual amendment, not timely settled by the Company (partial disallowance of Factor K between July 1990 and December 1993 and full suspension of payment of Factor K, from January 1994 to January 1996).

After procedural processing in the ordinary instances, Chesf’s action was dismissed and the defendants’ counterclaim was upheld, both decisions rendered by the TJPE.

The lawsuit is pending before the STJ due to an appeal by Chesf. In August 2010, the majority ruled it dismissed, which was subsequently the subject of the first Motion for Clarification by all parties, now ruled (Chesf’s appeal was dismissed; the plaintiffs’ appeal was partially upheld, in relation to defeat fees), and also of the second Motion for Clarification by all parties, equally judged now, and again a Motion for Clarification was filed by Chesf, which was rejected with a fine of 0.01% of the value in question. Subsequently, Chesf, within the legal period, filed a Motion for Resolution and an Extraordinary Appeal: the Motion for Resolution, due to its specific particularities, depends on the assessment in part by the Special Court and in part by the first section, both of the same STJ - before the special court of the STJ, it was ruled unfounded in February 2016, and currently the same Motion for Resolution awaits consideration by the STJ; filed at the same time but destined for the STF, it will only be considered in due time after the end of the appreciation of the Motion for Resolution in all its internal instances of the STJ.

On the other hand, a procedure of “Provisional compliance with the sentence”, proposed by the same parties opposing Chesf in the case, is proceeding in the first instance, where:

•	There was a calculation of the judicial accountant approved by the court (although applying updating criteria that are manifestly wrong for the case) fixing (provisionally) the amount of the principal sentence (for April 2015) at approximately R$ 1,035 million;
•	Chesf presented an “insurance guarantee” that was originally accepted by the prosecuting court, but, in appeal, refused by the TJPE;
•	Until December 2016, Chesf’s bank financial assets were attached in the amount of approximately R$ 500 million; and
•	Chesf filed review appeals and claims pending consideration by the TJPE.

In December 2016, in view of a new appeal filed by Chesf pending before the STJ and related to that same ordinary proceeding (settlement action), a decision was obtained that results in the extinction/suspension of the settlement action and the provisional execution action (this being due to the settlement action), the entire amount hitherto blocked/pledged being consequently released in full, in favor of Chesf. The final judgment was initiated with a single vote against Chesf (the judgment was subsequently suspended).

Chesf updated the provision in the amount of R$ 1,287,047 (R$ 1,293,550 as of December 31, 2018) and other additional items in the amount of R$ 128,805 (R$ 129,355 as of December 31, 2019) in relation to the amount of the sentence regarding defeat fees in favor of the patrons of the parties opposing Chesf. Taking especially as a reference, the decision expressed by the TJPE in a settlement action, currently in progress before the STJ, awaiting processing and judgment with attribution of suspensive effect on the appeal as mentioned above, and the amounts for which there is a conviction of inappropriateness/inapplicability to the case. There is no time estimate for the outcome of this dispute.

•	GSF (Generation Scaling Factor) – Hydrological risk

The GSF is a systemic index that indicates the amount of energy generated by all hydraulic plants participating in the Energy Relocation Mechanism (MRE) of the National Interconnected System (SIN) in relation to the total physical guarantee of the MRE. In July 2015, Chesf was charged under the rules adopted by the CCEE to apportion the default value of other agents due to GSF exposure, even though it did not cause the problem. Chesf then started legal proceedings and obtained, through an injunction, the neutrality of the effects of the apportionment of injunctions of other agents and of the GSF, less than 95% in the accounting in the Short-Term Market - MCP.

Since then, regardless of the value of GSF that occurred in that period, Chesf has been perceiving, in the amounts recorded in the MCP, a “credit” arising from the effects of the injunction granted. The amounts correspond to the ballast of the non-quota plants, under the scope of the MRE, namely: the Sobradinho Plant and a portion of energy not allocated to the quota regime of the other Chesf plants. Considering that the hydrological risks for non-quota plants, according to current legislation, are attributed to hydraulic generators, Chesf considers that the effects of the injunction can be promptly lifted, with the immediate consequence of the “return”, through accounting in the MCP, of the amounts perceived in settlements, since 2015, when the injunction was issued. Therefore, the company has been provisioning the amounts that are being credited monthly to Chesf in the settlement at CCEE resulting from the GSF limitation imposed by said injunction.

Replies were made to Aneel’s and the Federal Government’s complaints, and the interlocutory appeal was filed by the Federal Government, counteracted by Chesf in July 2019. In October 2019, the active suspensive effect was granted in favor of the Federal Government. In November 2019, Chesf filed a motion for clarification, whose provision was denied, confirming, however, that the effects of the decision would not be retroactive. In December 2019, Chesf filed an interlocutory appeal. In the first degree, the migration of the process to the Electronic Judicial Process (PJe) was determined, and it was concluded for the sentence. Chesf has a provision in its non-current liabilities to support eventual losses in the amount of R$ 1,084,386 (R$ 831,352 as of December 31, 2018).

29.1.2 - Tax

As of December 31, 2019, the Company and its subsidiaries have tax lawsuits of R$ 336,213 (R$ 348,534 as of December 31, 2018), which is the probable estimate of funds to settle these proceedings.

Tax proceedings mainly discuss PIS and COFINS offsets, collection of undue social security contributions, assessments for the extemporaneous bookkeeping of ICMS credits, requirements for ICMS credit reversal on energy losses, use of ICMS credit due to CCC subsidies, in addition to various tax foreclosures and processes in which consumers seek reimbursement of the paid public lighting fee.

29.1.3 - Labor

As of December 31, 2019, the Company and its subsidiaries have labor lawsuits of R$ 1,775,497 (R$ 1,567,818 as of December 31, 2018), which is the probable estimate of disbursement of funds to settle these proceedings.

Labor proceedings are mainly discussed in lawsuits brought by employees of service providers, linked to issues related to labor and employment relations.

29.2 - Contingent Liabilities

Additionally, the Company has lawsuits assessed as possible losses in the following amounts:

	12/31/2019	12/31/2018
Civil	31,817,331	18,591,346
Labor	5,900,822	5,145,030
Tax	12,131,337	11,339,924
	49,849,489	35,076,300

29.2.1 - Civil

As of December 31, 2019, the Company and its subsidiaries have civil lawsuits of R$ 31,817,331 (R$ 18,591,346 as of December 31, 2018), the likelihood of loss being possible, where no provision is made.

•	Compulsory Loan - Judgment on Special Appeal, by the STJ (Superior Court of Justice)

Notwithstanding the restricted effect of the aforementioned proceeding in note 29.1.1, depending on its final outcome, it could generate reflexive legal arguments on the current repetitive appeal (Special Appeal 1,003,955/RS), on which Eletrobras relies to make its provision estimates. If there is any change in the current case law of the STJ to the detriment of Eletrobras, specifically regarding the application of remuneration interest after the conversion meeting, the measurement of the provision could be increased, in the Company’s best estimate, based on the current provisioned lawsuits and available information, at R$ 11,070,703 as of December 31, 2019. The Company did not make a provision for this amount, as it believes that the likelihood of loss of these claims is possible.

•	El Paso Rio Negro Energia

Manaus Energia S.A., now Amazonas Distribuidora de Energia S.A., successor to the rights and obligations of that company, signed contracts with Independent Electric Energy Producers (PIEs) El Paso Rio Negro Energia Ltda and El Paso Amazonas Energia Ltda in January 2005, for the supply of electric energy to the Manaus electric energy system, which ended in January 2008 and had Eletrobras as guarantor.  The first enforcement action distributed was filed by El Paso Rio Negro, whose lawsuit was filed under No. 39286-87.2009.4.01.3400, against the guarantor Eletrobras alone, aimed at the payment of R$ 76,498. Of this amount, the amount of R$ 73,940 refers to invoices issued and unpaid - disallowed due to administrative processes, and R$ 2,557 resulting from updates due to the late payment of previous invoices, values updated only for the date of filing the lawsuit in 2009.

In the first degree, the magistrate partially upheld the request, and currently the process is pending before the second degree of jurisdiction (Regional Federal Court), awaiting judgment. The updated amount of the claim as of December 31, 2019 is R$ 435,243 (R$ 423,929 as of December 31, 2018).

Eletronorte

•	Collection by CNEC of monetary correction and interest for late payment

Collection lawsuit filed by CNEC - Consórcio Nacional de Engenheiros Consultores S.A., aiming to receive monetary correction and interest for late payment of invoices, due to the monetary correction disproportionate to the real value of the currency, for the suppression and use of indexes not in line with the contractual reality. Eletronorte maintains that the parties have made a composition of all their pending matters by signing a “Debt Recognition, Consolidation and Payment Agreement and other covenants,” and that the claimed right is prescribed and settled. As of December 31, 2019, the updated amount of the claim is R$ 503,653, as the expert calculations determined the amount of R$ 460,427 (R$ 1,154,122 as of December 31, 2018).

CGTEE

•	Collection of obligations arising from loans - Banco KfW

Banco KfW postulates the collection of obligations arising from the unfavorable loans of CGTEE, which was the guarantor of the referred loan, considering the overdue amortizations (contractual fines accounted for), overdue loan interest, late payment interest on overdue amortization and indemnity for damage.

The next step will be KfW’s statement about the appeal. This action has a value of R$ 366,612 as of December 31, 2019 (R$ 389,749 as of December 31, 2018), not provisioned.

Chesf

•	Environmental damage - Associação de Pescadores do Povoado Cabeço e Saramém

Public civil action filed against the Company by Associação Comunitária do Povoado do Cabeço e Adjacências, in the amount of R$ 368,548, with the objective of obtaining financial compensation due to alleged environmental damages caused to fishermen in Cabeço, downstream of Xingó and resulting from the construction of this Plant.

The passive pole of the action included IBAMA, IMA-AL, CRA-BA, the Federal Government and Adema-SE. On the other hand, a public civil action filed against Chesf by Associação de Pescadores do Povoado Cabeço e Saramém was also in progress, to which the amount of R$ 309,114 was attributed for the same purposes as the previously mentioned claim. In April 2008, a sentence was passed recognizing the Federal Court’s competence to process and judge the deed. In February 2009, the two actions were considered to be procedurally related and started to be processed together. The two expert reports were made available to Chesf in December 2015.

The opinion of Chesf’s technical assistants, who challenged the expert reports, was presented in both lawsuits in May 2016. In turn, Chesf’s final allegations were filed in September 2016, with the processes being concluded for judgment in December 2018 and having provided for the migration of the process to the PJe system on January 24, 2019. On May 21, 2019, after digitization, a court ruled that the deed should be concluded again for sentence.

Chesf classified the risk of loss as possible, in the estimated amount of R$ 715,673 (R$ 715,673 as of December 31, 2018).

•	Nullity of the union agreement

Public civil action proposed by the Federal Prosecutor’s Office (MPF), which, in summary, seeks to obtain a judicial decree declaring the non-existence of the Amendment to the 1986 Agreement, signed in 1991 between Chesf and the representatives of the Rural Workers Union Pole of the region of the São Francisco river. The amount attributed to the claim was R$ 1,000,000. A judgment was handed down declaring the 1991 agreement between Chesf and the Union Pole to be null and void, which changed the VMT calculation method to the equivalent of 2.5 minimum wages; as well as to determine the payment of the differences found, since 1991, between the amount actually paid and the value of 2.5 minimum wages, monetarily corrected and plus default interest for each family that received or still receives the VMT, for the respective period that have received and that belong to the territorial jurisdiction of this Judicial Subsection, except for the cases of resettlers who have signed the terms of extrajudicial agreements and the public deed of donation with the defendant, renouncing the benefits of VMT, and removed the right of interested parties to the perception of installments affected by the five-year prescription, as from the filing of the lawsuit. Appeals were filed against the sentence by Chesf and the MPF, and they are awaiting judgment, being distributed by dependency in November 2016 to the Federal Judge rapporteur.

In December 2016, it was concluded for reporting and voting. This position remains unchanged until December 31, 2019; based on the assessment of its legal counsel, Chesf classified the risk of loss as possible, in the estimated amount of R$ 1 billion (R$ 1 billion as of December 31, 2018).

•	Collection of alleged losses to final consumers

This is a public civil action brought by Aneel with the intention of charging Chesf for alleged losses that final consumers of electric energy would have had with the delays in the works related to the so-called Shared Generation Facilities (ICGs). This loss would amount to R$ 1,471 million. Chesf received the summons and filed a challenge to the case in December 2015. A reply by Aneel was presented, and the judge dismissed the presentation of evidence required by Chesf. The Honorable Judge determined the MPF’s subpoena for manifestation, which was held. Chesf petitioned to suspend the process, due to the strategy of taking the case to CCAF/AGU. In December 2017, the suspension request was granted for a period of 6 months. An application was filed with the CCAF/AGU in March 2018. There was a conciliation hearing, in which the parties showed no interest in reconciling. The process had been concluded for sentence since December 2018. In September 2019, a decision was rendered in which the claim was partially upheld to convict Chesf to reimburse the amounts paid by the CCEE. The sentencing court ruled that the Government was responsible for the delay, so that the aforementioned responsibility of Chesf would be limited to the percentage of its fault for the delays, which would be assessed by an expert in the sentence settlement phase. In November 2019, an appeal was filed by Aneel. In the same month, the migration of the process to the PJe was determined, and the time limit for Chesf’s appeal has not yet started, due to the lack of publication of the sentence. This position remains unchanged as of December 31, 2019.

It is not possible to assess, at the present moment, what the outcome of the case would be, since this is the first action in the country to address the issue. Based on the assessment of its legal counsel, Chesf classified the risk of loss as possible, in the estimated amount of R$ 1,470,885 (R$ 1,470,885 as of December 31, 2018).

29.2.2 - Tax

As of December 31, 2019, the Company and its subsidiaries have tax lawsuits with probability of possible loss in the amount of R$ 12,131,337 (R$ 11,339,924 as of December 31, 2018).

Eletrosul

•	Tax aspects of law 12,783/2013

Infraction notice on RBNI’s surplus compensation in the amount of R$ 547,500 on December 31, 2018. Provisional Measure No. 579/2012, converted into Law No. 12,783/2013, provided that, at the discretion of the Federal Government, the operation of the concession for the public electric energy transmission service could be extended. Upon acceptance of the conditions imposed by the granting authority, in December 2012, Eletrosul and the Federal Government agreed to extend the term of concession contract No. 057/2001, by defining the payment to be made to Eletrosul regarding the indemnity of non-amortized assets. Compensation from RGR funds allocated by law to cover the cost of reversing assets at the close and taking over of concessions in the electric energy sector, as well as the value of the new tariffs arising from the extension of the concession contract.

In March 2019, in view of the writ of mandamus previously filed against the declaratory action, by majority, the suspension of the demand for the tax credit of the indemnity issue was granted, issuing tutelage for this, being also motivated by the aspect of additional risk to Eletrosul regarding the regular continuity of public services provided.

Substantiated by an external legal opinion, which assigns a possible degree of risk to the loss, including in the judicial sphere. The updated amount, as of December 31, 2019, is estimated at R$ 574,213 (R$ 539,000 as of December 31, 2018).

Furnas

•	Administrative process

Transfer of administrative process No. 16682.720517/2011-98 (R$ 1,474,099 as of December 31, 2018) to the judicial sphere, after an unfavorable final administrative decision. With this change, a new numbering was given, passing to Process No. 5033017-06.2019.4.02.5101 (R$ 1,858,049 as of December 31, 2019), and it had its value increased by 20% as charges, reason for which the amount provisioned in the aforementioned annulment action is higher than the administrative proceeding in question;

•	PIS/COFINS

Process No. 16682.720516/2011-43 in the amount of R$ 1,438,031 (R$ 1,391,882 as of December 31, 2018), related to the infraction notice issued due to the alleged insufficiency of payment or declaration to PIS/COFINS. Compensation made without presentation of the suitable PERDCOMP document;

•	IRPJ and CSLL - Tax credit

Process No. 0085231-98.2015.4.02.5101 in the amount of R$ 863,086 (R$ 827,830 as of December 31, 2018), related to the Tax Foreclosure filed by the Federal Government for collection of tax credit constituted due to differences in IRPJ and CSLL calculated as a result of the accounting clearing procedure carried out by Furnas without the presentation of a suitable instrument;

•	Infraction notice - tax loss

Process No. 16682.722946/2015-23 in the amount of R$ 673,225 (R$ 717,044 as of December 31, 2018), referring to the infraction notice due to the use of expenses in 2000 as a tax loss recorded in 2010 and, therefore, offset in calendar years 2009, 2010 and 2011. Expenses deducted in calendar year 2010 were disallowed by the tax authority;

•	IRPJ and CSLL - Administrative process

Process No. 16682.722216/2017-94 in the amount of R$ 528,363 (R$ 501,427 as of December 31, 2018), related to the Administrative Process regarding the issue of the IRPJ and CSLL assessment on the tax authority’s own initiative, of the period from 01/2012 to 12/2012, plus estimate fines and those assessed by the tax authority.

Chesf

•	Indemnity related to the Xingó Plant - ICMS

Action brought by the Municipality of Canindé do São Francisco, requiring the declaration of added value due in view of the amount received from the Federal Government by Chesf, pertinent to the indemnity referring to the Xingó Plant. The Municipality of Canindé do São Francisco basically pleads: (a) that the State of Sergipe proceeds to include the amount of R$ 2,925,318 in the Added Value of the base year of 2013, recalculating the IPM due to the Xingó Hydroelectric Power Plant compound, in the same way to the subsequent years, for effect in the participation of the ICMS apportionment in 2017, with transfer of data to the TCE/SE for republishing Deliberative Act No. 884/2016, under penalty of a daily fine of R$ 100,000.00; and b) that the State of Sergipe be compelled to, within 48 hours, add to the file the map with the calculation of the ICMS added value of the Plaintiff Municipality, referring to the years 2013, 2014, 2015 and 2016, highlighting if there was, in the composition of the value of the respective IPM, the inclusion of the values perceived by Chesf as an advance, in the form of item “a” above. (c) recognize the legal-tax relationship arising from the anticipation of revenue made by the Federal Government in favor of Chesf, as a taxable tax element, attesting to its inclusion of the ICMS amount due and the distribution product allocated to the VAF - Added Value of the Municipality of Canindé de São Francisco; (d) all Defendants be compelled to make the accounting and financial adjustments necessary for inclusion in the Added Value in the base year of 2013 of the amount of R$ 2,925,318,050.00, recalculating the IPM and participation in the ICMS apportionment, due to the Xingó Hydroelectric Power Plant compound for all subsequent years, convicting them to pay the Claimant the values unduly suppressed since 2013, in an amount to be determined by an accounting review carried out in the records. The Federal Government, when cited in the context of Federal Justice, claimed its passive illegitimacy and requested the exclusion of the dispute. Chesf presented its defense. The federal court dismissed the emergency relief of the municipality, and this decision was challenged by an interlocutory appeal, and maintained by TRF. The Government’s request for passive illegitimacy was accepted. An order was issued requiring the parties to proceed with the specification of evidence. In March 2018, Chesf had petitioned, requiring the production of accounting expert evidence, to be carried out by an accounting specialist in the electric energy sector. In April 2018, the Municipality requested the suspension of the case. In September 2018, the Federal Government petitioned expressing interest in the case, and the Municipality was summoned to express its opinion on the Government’s entry in October 2018. The state court determined the suspension of the case pending the decision of the Federal Court on jurisdiction. The request was upheld and the process was referred to the Federal Court. In July 2019, a decision by the Federal Court was issued, once again determining the referral of the case to the State Court. Of this decision, interlocutory appeals were filed by Chesf and the Federal Government in September 2019, which, on December 31, 2019, are still pending judgment.

Based on the assessment of its legal advisors, Chesf classified the risk of loss as possible, in the estimated amount of R$ 2,925,318 (R$ 2,925,318 on December 31, 2018).

29.2.3 - Labor

As of December 31, 2019, the Company and its subsidiaries have labor lawsuits of R$ 5,900,822 (R$ 5,145,030 as of December 31, 2018), the likelihood of loss being possible, where no provision is made.

Electronuclear

•	Union of Engineers of the State of Rio de Janeiro - SENGE

The main controversy whose amount involved as of December 31, 2019 is R$ 527,931 (R$ 473,462 as of December 31, 2018) lies in the interpretation of the res judicata that limited the payment of the URP index only for the month of February 1989. However, in the liquidation phase, the other party claimed that the 26.05% index should be applied month by month until it is incorporated into the remuneration of the replaced employees or until their resignation. There is a possibility of having a judicial decision ratifying the historical value of R$ 359,671, calculated by the judicial expert in 2014. It should be noted that the Attorney General’s Office (AGU) entered the case file.

The AGU has a legal thesis that is in line with the defense of the subsidiary Eletronuclear, by explaining that:

a)	The decision in the liquidation/execution phase, which establishes the right to incorporate URP/1989 in the remuneration of the replaced employees, is against the decision that has already been res judicata;
b)	The amount demanded based on the final and unappealable decision, that is, the payment of the URP relating only to the month of February 1989, has already been paid, due to the existence of a Collective Agreement agreed in 1989, between the parties to the present lawsuit, whose content deals specifically with the discharge of URP/1989. At the moment there is a report issued by the expert of the Court. In November 2017, a judicial decision was published for the parties to manifest themselves in relation to the expert report that answered the questions presented by Eletronuclear. In this report, the Court Expert, by sampling, pointed out that the amounts indicated in the collective agreement specific to the URP of February 1989 were paid.

In March 2018, it was published, addressed to the plaintiff, so that it may offer a statement regarding the petition presented by the defendant.

On January 29, 2019, a decision was published for Eletronuclear to pay the debt or present a defense, which inaugurated the process execution phase. In any case, in the decision, Eletronuclear was exempted from offering assets for attachment to file a possible defense. A motion for clarification was filed by Eletronuclear, with no published judgment decision. A decision was published in July 2019 for Eletronuclear to pay the Court expert’s fee, which has already been carried out.

NOTE 30 - ASSET DECOMMISSIONING OBLIGATION

a)	Decommissioning

The Company recognizes obligations for decommissioning thermonuclear power plants of its subsidiary Eletronuclear, which are included in a program of activities required by the National Nuclear Energy Commission (CNEN), which allows these nuclear facilities to be safely and minimally dismantled at the end of the operational cycle. The values corresponding to the total liabilities for demobilization of assets adjusted to present value refer to Angra 1, with the license valid until December 31, 2024 (in November 2019, CNEN was requested to extend Angra I’s useful life from 40 to 60 years) and refer to Angra 2, with the license valid until August 31, 2040.

It is a fundamental premise for the formation of this liability for decommissioning that the estimated value for its realization must be updated over the economic useful life of the plants, considering technological advances, with the objective of allocating the costs to be incurred with the technical-operational deactivation of the plants to the respective period of competence of the operation.

The amount corresponding to the decommissioning liability adjusted to present value as of December 31, 2019 is R$ 2,497,466 (R$ 2,026,997 as of December 31, 2018).

b)	Constitution of Liabilities for Low and Medium Activity Tailings and Used Nuclear Fuel

The cost estimates for managing, in the long term, low and medium level operational tailings and used fuel elements were as follows:

b.1) For transportation and final disposal of low and medium activity operational tailings, relative to the accumulated volume until 2020, when it is considered that their transfer to the National Repository of Low and Medium Activity Level Radioactive Tailings (RBMN) will start, to be implemented by CNEN, legally responsible for the final custody of these tailings, the amount of R$ 54,555 will be spent.

b.2) For the initial storage of fuel elements used until the end of the 2070s, when it is estimated that the useful life of Angra 3 and, therefore, of the Almirante Álvaro Alberto Nuclear Power Plant (CNAAA) itself, the estimate is represented by the amount of R$ 610,127, an amount that will be spent in the implementation of the Installation for the Storage of Irradiated Fuels (UFC) and the respective system for moving the fuel elements of the plants to this installation, whose project is in progress and whose commissioning should occur until 2020.

The amount corresponding to the liability for Low and Medium Activity Tailings and Used Nuclear Fuel adjusted to present value as of December 31, 2019 is R$ 636,913 (R$ 593,131 as of December 31, 2018).

Pursuant to IAS 16 and IFRIC 1, Eletronuclear recorded the estimated total cost discounted to present value, based on a rate that represents Eletronuclear cost of capital and recorded in fixed assets, against the obligation to demobilize assets. The current discount rate approved for Eletrobras Companies is 5.86% per year.

The value of the adjustment to present value of decommissioning, low and medium activity tailings and used nuclear fuel, recognized in the result in other financial expenses, as of December 31, 2019, is R$ 153,539 (R$ 145,260 as of December 31, 2018).

The table below summarizes the position of the amounts corresponding to the total asset demobilization liabilities:

	Decommissioning
	12/31/2019			12/31/2018
Plant	Total Cost Estimate	Present Value Adjustment	Present Value Estimate	Present Value
Angra 1	1,928,878	(369,677)	1,559,201	1,367,056
Angra 2	2,266,537	(1,328,272)	938,265	659,941
Total	4,190,415	(1,697,949)	2,497,466	2,026,997

	Low and Medium Activity Waste and Nuclear Fuel used
	12/31/2019			12/31/2018
Plant	Total Cost Estimate	Present Value Adjustment	Present Value Estimate	Present Value
Angra 1	248,137	(10,367)	237,770	221,426
Angra 2	416,545	(17,402)	399,143	371,705
Total	664,682	(27,769)	636,913	593,131

	Total Asset Decommissioning Liabilities
	12/31/2019			12/31/2018
Plant	Total Cost Estimate	Present Value Adjustment	Present Value Estimate	Present Value
Angra 1	2,172,015	(380,044)	1,791,971	1,588,482
Angra 2	2,683,082	(1,345,674)	1,337,408	1,031,646
Total	4,855,097	(1,725,718)	3,129,379	2,620,128

NOTE 31 - ADVANCE FOR FUTURE CAPITAL INCREASE

	12/31/2019	12/31/2018
Government Contribution for Future Capital Increase	46,452	3,580,852
Acquisition of equity interest CEEE / CGTEE	3,401	262,210
HPP Xingó	161	12,437
Federal Fund for Electrification - Law No. 5,073/66	150	11,540
Banabuí - Fortaleza Transmission Line	57	4,426
Transmission line in the State of Bahia	25	1,947
	50,246	3,873,412

On December 30, 2019 there was a capital increase of Eletrobras’ shareholders (approved on February 17, 2020) in the amount of R$ 7,751,940, through the issuance of 201,792,299 new common shares, for the unit price of R$ 35.72 and 14,504,511 new class “B” preferred shares, for the unit price of R$ 37.50, all of which being new book-entry shares with no par value, for private subscription by the Company’s shareholders. Of this amount, R$ 4,148,795 for the capitalization of AFAC and R$ 3,603,145 through direct contribution from shareholders. With the issuance of the new shares, corresponding to 77.61% of the capital increase, the minimum amount to be subscribed was reached, thus making it possible to partially approve the capital increase.

This transaction was ratified at the 177th Extraordinary General Meeting on February 17, 2020, in which Eletrobras’ capital stock will be R$ 39,057,271 divided into 1,288,842,596 common shares, 146,920 class “A” preferred shares and 279,941,394 class “B” preferred shares.

NOTE 32 - PROVISIONS FOR ONEROUS CONTRACTS

	Balance on		Reversals/		Balance on
	12/31/2018	Constitutions	Compensation	Write-Offs	12/31/2019
Generation
Jirau	30,701	8,449	-	-	39,150
Funil (a)	248,520	-	(25,639)	-	222,881
Coaracy Nunes	101,738	3,542	(5,523)	-	99,757
TPP Santa Cruz (b)	159,832	-	(159,832)	-	-
	540,791	11,991	(190,994)	-	361,788
Transmission
LT Recife II - Suape II (c)	50,197	-	-	(50,197)	-
LT Camaçari IV - Sapeaçu (c)	124,104	-	-	(124,104)	-
LT Funil-Itapebi (c)	6,227	-	-	(6,227)	-
LT Eunápolis - T. Freitas (a)	4,059	-	-	-	4,059
	184,587	-	-	(180,528)	4,059

	725,378	11,991	(190,994)	(180,528)	365,847
Total Current Liabilities	9,436	-	(5,523)	-	3,913
Total Non-current Liabilities	715,942	11,991	(185,471)	(180,528)	361,934
TOTAL	725,378	11,991	(190,994)	(180,528)	365,847

	Balance on			Balance on
	12/31/2017	Constitutions	Reversals	12/31/2018
Generation
Jirau	-	30,701	-	30,701
Funil	126,861	293,505	(171,846)	248,520
Coaracy Nunes	232,052	-	(130,314)	101,738
Angra 3	1,388,843	-	(1,388,843)	-
TPP Santa Cruz	32,258	318,565	(190,991)	159,832
Others	114,626	45,556	(160,182)	-
	1,894,640	657,626	(2,011,475)	540,791
Transfer
LT Recife II - Suape II	50,197	-	-	50,197
LT Camaçari IV - Sapeaçu	124,104	-	-	124,104
Others	10,286	-	-	10,286
	184,587	-	-	184,587

	2,079,227	657,626	(2,011,475)	725,378
Total Current Assets	12,048	-	(2,612)	9,436
Total Non-current Assets	2,067,179	657,626	(2,008,863)	715,942
TOTAL	2,079,227	657,626	(2,011,475)	725,378

(a)	Of the amount of the provision for onerous contracts maintained on December 31, 2019, R$ 226,940 (R$ 592,939 on December 31, 2018) derive from concession contracts extended under the terms of Law 12,783/13, due to the fact that the determined tariff presents an imbalance in relation to current operating and maintenance costs. In view of this, the present obligation under each contract was recognized and measured as a provision, which can be reversed due to adjustments to the cost reduction program and/or tariff review.

(b)	In 2019, Furnas reversed the amount of R$ 159,832, upon recognition of the burden of the exercise of the concession of Contract No. 004/2004 - Santa Cruz TPP, based on the burden tests performed by the Subsidiary.

(c)	The subsidiary Chesf recognized in the year a decrease in the amount of R$ 180,528 due to the expiry declared by the Granting Authority.

NOTE 33 - LONG-TERM OPERATING COMMITMENTS

The Company’s long-term commitments mainly related to electricity and fuel purchase contracts are:

33.1- Purchase of energy

Companies	2021	2022	2023	2024	2025	After 2025
CGTEE	218,262	236,072	236,072	-	-	-
Amazonas GT	833,419	833,419	833,419	833,419	295,287	-
Chesf	268,747	214,148	214,148	213,531	213,531	1,966,158
Eletrosul	423,358	409,074	408,233	402,625	398,948	3,834,088
Furnas	844,080	834,995	712,080	705,240	699,361	2,499,753
Total	2,587,866	2,527,708	2,403,952	2,154,815	1,607,127	8,299,999

33.2- Fuel suppliers

Companies	2021	2022	2023	2024	2025	After 2025
CGTEE	89,496	89,946	89,946	89,946	-	-
Eletronuclear	11,356	72,329	167,177	-	67,935	10,397,397
Amazonas GT	2,926,104	2,926,104	2,926,104	2,926,104	2,926,104	8,778,312
Total	3,026,956	3,088,379	3,183,227	3,016,050	2,994,039	19,175,709

The subsidiary Eletronuclear, which has contracts signed with Indústrias Nucleares do Brasil S.A. - INB for the acquisition of Nuclear Fuel for the production of electric energy, for the refills of the Angra 1 NPP and Angra 2 NPP, as well as the initial charge and future refills of Angra 3 NPP.

At subsidiary Amazonas, there is a long-term commitment regarding the purchase of natural gas for the purpose of generating thermoelectric power with Companhia de Gás Natural do Amazonas - CIGÁS. The contract’s deadline is November 30, 2030.

33.3- Sale of Energy

Companies	2021	2022	2023	2024	2025	After 2025
Amazonas GT	729,016	752,748	800,213	826,202	858,708	2,600,806
CGTEE	738,482	738,196	735,858	500,472	456,397	-
Chesf	783,354	729,683	729,683	729,635	729,635	6,331,603
Eletrosul	424,258	424,258	424,347	425,332	424,240	5,746,748
Eletronuclear	3,726,446	3,726,446	3,726,446	3,726,446	3,726,446	-
Furnas	2,255,060	2,275,957	2,283,272	2,286,696	2,285,863	32,546,675
Eletronorte	4,846	5,013	5,178	5,178	5,178	142,011
Total	8,661,462	8,652,301	8,704,997	8,499,961	8,486,467	47,367,843

34.4- Social and environmental commitments

Companies	2021	2022	2023	2024	2025	After 2025
Eletronuclear	46,299	64,384	60,169	57,007	57,007	56,065
Eletronorte	940,313	9,731	7,203	7,203	7,203	3,050
Total	986,612	74,115	67,372	64,210	64,210	59,115

Angra 3

Terms of commitments assumed with the Municipalities of Angra dos Reis, Rio Claro and Paraty, in which Eletronuclear undertakes to enter into specific socio-environmental agreements linked to Angra 3 NPP, aiming at the execution of programs and projects in accordance with the conditions established by IBAMA.

Tucuruí

As a result of legal requirements, related to the expansion works of the Tucuruí Hydroelectric Power Plant and the increase in the quota of its reservoir, from 72 to 74 meters, there was a need to carry out the licensing process for this undertaking with the State Department for the Environment (Sema), of the State of Pará, having been defined by that body, as a condition for the release of the Installation License (LI), that Eletronorte had to implement various mitigation and socio-environmental compensation programs.

33.5- Acquisition of fixed assets and intangible assets

Companies	2021	2022	2023	2024	2025	After 2025
Chesf	188,933	3,644	3,644	-	-	-
Eletronuclear	266,618	415,664	625,366	371,410	292,315	36,480
Eletrosul	1,839	-	-	-	-	-
Total	457,390	419,308	629,010	371,410	292,315	36,480

Contracts signed with different suppliers for the purchase of equipment to replace fixed assets, mainly from the Angra 1, Angra 2 and Angra 3 plants, necessary for the operational maintenance of these assets.

33.6- Acquisition of supplies

Companies	2021	2022	2023	2024	2025
CGTEE	29,352	29,352	29,352	14,676	14,676

The subsidiary CGTEE acquires lime to control waste emissions from its plants.

33.7- Commitments - Joint ventures

The commitment amounts of joint ventures are shown below by the proportion of the companies’ interests.

33.7.1 - Use of public assets

Companies	2021	2022	2023	2024	2025	After 2025
SINOP	1,958	1,966	1,974	1,982	1,982	18,945

33.7.2 - Capital contribution

The Company has entered into future commitments regarding the shareholding in SPE, related to AFAC, as shown below:

Companies	2021	2022	2023	2024	2025
Teles Pires	84,028	83,000	79,312	-	-
ESBR	50,301	42,685	40,093	18,420	14,714
Brasil Ventos	9,700	10,100	10,500	-	-
Vale São Bartolomeu	959	629	-	-	-
Total	144,988	136,414	129,905	18,420	14,714

NOTE 34 - EQUITY

The Company’s Capital Stock as of December 31, 2019 is R$ 31,305,331 (R$ 31,305,331 as of December 31, 2018) and its shares have no par value. Preferred shares have voting rights and are not convertible into common shares. However, they have priority in the repayment of capital and in the distribution of dividends, at annual rates of 8% for class “A” shares (subscribed until June 23, 1969) and 6% for class “B” shares (subscribed from June 24, 1969), calculated on the capital stock corresponding to each class of shares.

The Capital Stock is distributed by major shareholders and by type of shares as of December 31, 2019, as follows:

	12/31/2019
	COMMON		PREFERRED				TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	Series A	%	Series B	%	QUANTITY	%
Federal Government	554,394,671	51.00	-	-	411	0.00	554,395,082	40.99
BNDESPAR	141,757,951	13.04	-	-	18,691,102	7.04	160,449,053	11.86
BNDES	74,545,264	6.86	-	-	18,262,671	6.88	92,807,935	6.86
Banco Clássico	54,400,000	5.00	-	-	-	-	54,400,000	4.02
Fundo Nacional de Desenvolvimento (CEF)	45,621,589	4.20	-	-	-	-	45,621,589	3.37
American Depositary Receipts – ADR’s	27,121,748	2.49	-	-	8,030,814	3.03	35,152,562	2.60
Fundo Garantidor da Habitação Popular (CEF)	1,000,000	0.09	-	-	-	-	1,000,000	0.07
Fundos 3G Radar	73,204	0.01	-	-	20,564,000	7.75	20,637,204	1.53
Others	188,135,870	17.31	146,920	100.00	199,887,885	75.31	388,170,675	28.70
	1,087,050,297	100.00	146,920	100.00	265,436,883	100.00	1,352,634,100	100.00

Of the total 493,926,737 minority shares, 244,690,962, or 49.54%, are owned by non-resident investors, of which 134,668,660 are common shares, 28 are class “A” preferred shares and 110,022,274 class “B” preferred shares.

Of the total stake of shareholders domiciled abroad, 27,121,748 common shares and 8,030,814 class “B” preferred shares are in custody, backing the American Depositary Receipts (ADRs) Program, which are traded on the New York Stock Exchange (NYSE).

On December 30, 2019 there was an advance for future capital increase of Eletrobras’ shareholders (approved at the 177th EGM in February 2020) in the amount of R$ 7,751,940. Eletrobras’ capital stock will be R$ 39,057,271 divided into 1,288,842,596 common shares, 146,920 class “A” preferred shares and 279,941,394 class “B” preferred shares, more details in note 32. With this increase, capital stock will be distributed as follows:

	12/31/2019
	COMMON		PREFERRED				TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	Series A	%	Series B	%	QUANTITY	%
Federal Government	667,888,884	51.82	-	-	494	0.00	667,889,378	42.57
BNDESPAR	141,757,951	11.00	-	-	18,691,102	6.68	160,449,053	10.23
BNDES	74,545,264	5.78	-	-	18,262,671	6.52	92,807,935	5.92
Banco Clássico	65,536,875	5.08	-	-	-	-	65,536,875	4.18
Fundo Nacional de Desenvolvimento (CEF)	45,621,589	3.54	-	-	-	-	45,621,589	2.91
American Depositary Receipts – ADR’s	25,158,848	1.95	-	-	7,120,619	2.54	32,279,467	2.06
Fundo Garantidor da Habitação Popular (CEF)	1,000,000	0.08	-	-	-	-	1,000,000	0.06
Fundos 3G Radar	3,300,129	0.26	-	-	22,773,900	8.14	26,074,029	1.66
Others	264,033,056	20.49	146,920	100.00	213,092,608	76.12	477,272,584	30.42
	1,288,842,596	100.00	146,920	100.00	279,941,394	100.00	1,568,930,910	100.00

34.1. Capital Reserve

This reserve represents the company’s accumulated capital surplus. The amounts earmarked for this purpose are permanently invested and cannot be used to pay dividends.

34.2 Profit reserves

34.2.1 - Legal reserve

Recognized through the appropriation of 5% of net income for the year, in accordance with Law 6,404/1976.

34.2.2 - Profit Retention Reserve

Pursuant to Law 6,404/1976, the General Meeting may, at the proposal of the management bodies, resolve to retain a portion of the net income for the year provided for in the capital budget previously approved by it.

34.2.3 - Statutory Reserves

The General Meeting will allocate, in addition to the legal reserve, calculated on the net profits for the year:

I - 1% as a reserve for studies and projects; and II - 50%, as an investment reserve.

34.2.4 - Special Dividend Reserve

On December 31, 2018, the Company constituted R$ 2,291,889 in a special dividend reserve, based on Article 202, Paragraphs 4 and 5, Law 6,404/1976.

34.3 Compensation to shareholders

The Company’s bylaws establish a minimum mandatory dividend of 25% of net income, adjusted under the terms of the corporate law, respecting the minimum remuneration for preferred A and B shares, of 8% and 6%, respectively, of the nominal value of the share capital relating to these types and classes of shares, providing for the possibility of paying interest over the share capital.

The profit distribution is shown below, attributed to the minimum dividends, under the terms of the applicable law, as well as the total value of the compensation proposed to shareholders, to be resolved in Ordinary General Assembly:

Assigment of Net Profit
	2019	2018
Fiscal year balance assignment	10,697,124	13,262,378
(-) Legal Reserve (5% of the Net Income)	(534,856)	(663,119)
(+) Realization of the revaluarion reserve	-	22,434
(+) Unclaimed Remuneration to Shareholders - Expired	-	362
(+) Adjustment of IFRS 9 and 15	(157,205)	2,525,081
(+) Adjustment of investees	-	5,721
(-) Mandatory dividend of 2018 (25% of the adjusted Net Income)	(2,540,567)	(3,155,514)
Ratained earnings to be allocated	7,464,496	11,997,342
(-) Constitution of Statutory Reserve for Investments (50% of Net Income)	(5,348,562)	(6,631,189)
(-) Constitution of Statutory Reserve for studies and projects (1% of Net Income)	(106,971)	(132,624)
(-) Constitution of Profit Retention Reserve (Art. 196, LSA)	(2,008,963)	(5,233,529)
(=) Balance from fiscal year to be distributed	-	-

NOTE 35 - EARNINGS PER SHARE

(a) Basic

Basic earnings per share are calculated by dividing the profit attributable to the Company’s shareholders and their number of issued shares, excluding those purchased by the Company and held as treasury shares. Preferred shares have a guaranteed right (per share) of at least 10% superiority in the distribution of Dividends and/or Interest on Equity (JCP) over common shares.

12/31/2019
Numerator	Common	Preferred A	Preferred B	Total
Earnings attributable to each class of shares - Continued Operation	5,842,099	869	1,569,182	7,412,149
Earning attributable to each class of shares - Discontinued Operation	2,589,148	385	695,442	3,284,975
Earning for the year	8,431,247	1,253	2,264,624	10,697,124

Denominator	Common	Preferred A	Preferred B
Weighted average number of shares	1,087,050	147	265,437
% of shares in relation to total	80.37%	0.01%	19.62%

Basic earnings per share from continued operation (R$)	5.37	5.91	5.91
Basic earnings per share from discontinued operation (R$)	2.38	2.62	2.62

Net basic earnings per share (R$)	7.76	8.53	8.53

12/31/2018 (Revised)
Numerator	Common	Preferred A	Preferred B	Total
Earnings attributable to each class of shares - Continued Operation	10,438,185	1,552	2,803,686	13,243,423
Earnings attributable to each class of shares - Discontinued Operation	14,940	2	4,013	18,955
Earning for the year	10,453,125	1,554	2,807,699	13,262,378

Denominator	Common	Preferred A	Preferred B
Weighted average number of shares	1,087,050	147	265,437
% of shares in relation to total	80.37%	0.01%	19.62%

Basic earnings per share from continued operation (R$)	9.60	10.56	10.56
Basic earnings per share from discontinued operation (R$)	0.01	0.02	0.02

Net basic earnings per share (R$)	9.62	10.58	10.58

12/31/2017
Numerator	Common	Preferred A	Preferred B	Total
Earnings attributable to each class of shares - Continued Operation	1,124,922	152	274,684	1,399,758
Losses attributable to each class of shares - Discontinued Operation	(2,542,411)	(344)	(620,808)	(3,163,563)
Losses for the year	(1,417,489)	(192)	(346,124)	(1,763,805)

Denominator	Common	Preferred A	Preferred B
Weighted average number of shares	1,087,050	147	265,437
% of shares in relation to total	80.37%	0.01%	19.62%

Basic earnings per share from continued operation (R$)	1.03	1.03	1.03
Basic earnings per share from discontinued operation (R$)	(2.34)	(2.34)	(2.34)

Net basic earnings per share (R$)	(1.30)	(1.30)	(1.30)

(b) Diluted

To calculate diluted earnings per share, the Company must assume the exercise of options, warrants and other potential dilutive effects. The only dilutive effect found was the conversion of the compulsory loan. Assumed amounts arising from these instruments shall be deemed to have been received from the issuance of shares at the average market price of the shares during the year. As of December 31, 2019, based on the liability balance relating to the compulsory loan and advance for future capital increase, the dilution with an increase of 10,748,159 preferred B shares in earnings per share was simulated, as shown below.

12/31/2019
Numerator	Common	Preferred A	Preferred B - Converted	Preferred B	Total
Earnings attributable to each class of shares - Continued Operation	5,938,162	745	54,473	1,418,770	7,412,149
Earnings attributable to each class of shares - Disontinued Operation	2,631,722	330	24,142	628,782	3,284,975
Earning for the year	8,569,884	1,075	78,614	2,047,552	10,697,124

Denominator	Common	Preferred A	Preferred B - Converted	Preferred B
Weighted average number of shares	1,288,843	147	10,748	279,941
% of shares in relation to total	81.59%	0.01%	0.68%	17.72%

Basic earnings per share from continued operation (R$)	4.61	5.07	5.07	5.07
Basic earnings per share from discontinued operation (R$)	2.04	2.25	2.25	2.25

Diluted earnings per share (R$)	6.65	7.31	7.31	7.31

12/31/2018 (Revised)
Numerator	Common	Preferred A	Preferred B - Converted	Preferred B	Total
Earnings attributable to each class of shares - Continued Operation	10,339,158	1,537	125,641	2,777,087	13,243,423
Earnings attributable to each class of shares - Discontinued Operation	14,798	2	180	3,975	18,955
Earning for the year	10,353,956	1,539	125,821	2,781,062	13,262,378

Denominator	Common	Preferred A	Preferred B - Converted	Preferred B
Weighted average number of shares	1,087,050	147	12,009	265,437
% of shares in relation to total	79.42%	0.01%	1.17%	19.39%

Diluted earnings per share from continued operation (R$)	9.51	10.46	10.46	10.46
Diluted earnings per share from discontinued operation (R$)	0.01	0.01	0.01	0.01

Diluted earnings per share (R$)	9.52	10.48	10.48	10.48

12/31/2017
Numerator	Common	Preferred A	Preferred B - Converted	Preferred B	Total
Earnings attributable to each class of shares - Continued Operation	1,872,489	278	30,336	502,948	2,406,051
Losses attributable to each class of shares - Discontinued Operation	(3,245,155)	(482)	(52,574)	(871,645)	(4,169,856)
Loss for the year	(1,372,666)	(204)	(22,238)	(368,697)	(1,763,805)

Denominator	Common	Preferred A	Preferred B - Converted	Preferred B
Weighted average number of shares	1,087,050	147	16,010	265,437
% of shares in relation to total	79.43%	0.01%	1.17%	19.39%

Diluted earnings per share from continued operation (R$)	1.72	1.89	1.89	1.89
Diluted earnings per share from discontinued operation (R$)	(2.99)	(3.28)	(3.28)	(3.28)

Diluted earnings per share (R$)	(1.26)	(1.39)	(1.39)	(1.39)

NOTE 36 - NET OPERATING REVENUE

	12/31/2019	12/31/2018	12/31/2017
		(Revised)
OPERATING INCOME
Generation
Power supply for distribution companies	15,870,784	13,268,869	15,932,406
Power supply for end consumers	2,282,200	2,319,857	2,554,279
Short-Term Electric Power	1,353,218	1,296,526	1,006,114
Revenue from operation and maintenance of renewed concessions	3,549,019	2,708,451	2,198,347
Revenue from construction of renewed plants	49,353	34,295	52,836
Financial effect of Itaipu	269,432	511,079	626,135
	23,374,006	20,139,077	22,370,117
Transmission
Revenue from operation and maintenance	4,156,349	4,083,956	3,319,935
Construction revenue	521,348	678,408	917,447
Contractual revenue - Transmission	793,239	643,208	1,139,816
Return on investment - RBSE	4,072,993	4,462,260	4,922,827
	9,543,929	9,867,832	10,300,025

Other revenues	768,764	869,183	1,041,317

	33,686,699	30,876,092	33,711,459
(-) Deductions from operating revenue
(-) ICMS	(926,475)	(431,850)	(358,127)
(-) PASEP and COFINS	(3,253,511)	(3,079,004)	(2,520,542)
(-) Sector charges	(1,771,906)	(1,583,049)	(1,382,248)
(-) Other deductions (including ISS)	(9,280)	(9,884)	(9,210)
	(5,961,172)	(5,103,787)	(4,270,127)

Net operating revenue	27,725,527	25,772,305	29,441,332

NOTE 37 - OPERATING COSTS

	12/31/2019	12/31/2018	12/31/2017
Supply	(1,670,691)	(682,892)	(1,523,390)
Proinfa (a)	-	-	(3,072,874)
Commercialization in the CCEE	(466,806)	(637,313)	(1,156,187)
Others	(24,821)	(239,328)	(403,112)
Energy purchased for resale	(2,162,318)	(1,559,533)	(6,155,563)

Electric grid usage charges	(1,593,223)	(1,482,125)	(1,372,439)
Fuel for electric power production	(2,107,161)	(1,184,948)	(961,664)
Construction	(915,117)	(1,310,457)	(970,283)
	(6,777,819)	(5,537,063)	(9,459,949)

(a)	Proinfa: Effective January 1, 2018, the Company adopted IFRS 15 and began to offset revenue against cost in PROINFA transactions, since itis an agent in the transaction.

Supply - Amounts resulting from the sale of energy in the Regulated Contracting Environment (ACR) and in the Free Contracting Environment (ACL), more details and main variations in the period are included in note 7.

Fuel for electricity production – The amounts refer mainly to the purchase of oil byproducts for electricity production and the costs incurred by subsidiary Amazonas GT with Independent Producers - PIEs, amounts that have now been recognized in 2019 after the sale of Amazonas Distribuidora.

NOTE 38 - OPERATING EXPENSES

	12/31/2019	12/31/2018	12/31/2017
		(Revised)
Personnel	(5,827,606)	(5,385,351)	(6,578,057)
Material	(279,773)	(261,768)	(263,553)
Services	(2,170,908)	(2,157,242)	(2,067,599)
Personnel, Material and Services (a)	(8,278,287)	(7,804,361)	(8,909,209)

Depreciation and Amortization	(1,807,429)	(1,701,989)	(1,523,906)
Donations and contributions	(156,166)	(137,802)	(163,798)
Operational Provisions/Reversals (b)	(2,005,808)	6,495,463	(4,645,594)
Others	(1,415,834)	(1,166,254)	(1,212,380)
	(13,663,524)	(4,314,943)	(16,454,887)

(a) Personnel, Material and Services

The expenses related to the Consensual Dismissal Plan (PDC) in 2019 totaled R$ 566,551 (R$ 370,139 for the year ended in December 31, 2018. The total number of subscribers was 1,842, of which 1,727 were disconnected by the end of 2019, the remainder is expected to be disconnected in 2020.

(b) Operational Provisions/Reversals

	12/31/2019	12/31/2018	12/31/2017
		(Revised)
Guarantees	101,274	37,783	18,444
Contingencies	(1,757,494)	1,819,710	3,718,687
ECL - Consumers and resellers	(267,938)	160,116	155,399
ECL - Financing and loans	(356,202)	(81,388)	10,582
Onerous contracts	179,003	(1,353,849)	(594,323)
Provision/(Reversal) for losses on investments	334,100	(340,361)	(335,592)
Provision for losses on investments classified as held for sale	-	553,607	-
Impairment of long-term assets	121,581	(6,546,048)	724,766
Provision for ANEEL - CCC	53,063	-	-
TFRH	-	(1,183,583)	517,727
Others	(413,195)	438,550	429,904
	(2,005,808)	(6,495,463)	4,645,594

NOTE 39 - FINANCIAL RESULT

	12/31/2019	12/31/2018	12/31/2017
		(Revised)
FINANCIAL REVENUE
Income from interest, commissions and fees	876,212	2,642,607	1,736,654
Income from financial investments	763,016	686,179	962,516
Additional interest on energy	252,112	248,407	169,712
Monetary adjustment gain	1,205,941	699,871	947,365
Exchange variation gain	2,662,259	4,150,664	930,835
Adjustment to fair value - RBSE	367,760	-	-
Gains on derivatives	-	20,366	237,386
Other financial income	532,054	623,725	412,830
	6,659,354	9,071,819	5,397,298
FINANCIAL EXPENSES
Debt charges	(3,247,747)	(2,680,884)	(3,449,846)
Leasing charges	(340,819)	(308,770)	-
Charges on shareholders' funds	(271,130)	(270,533)	(388,408)
Monetary adjustment loss	(788,982)	(800,789)	(1,201,884)
Exchange variation loss	(2,627,251)	(4,364,256)	(1,065,028)
Adjustment to fair value - RBSE	-	(921,212)	-
Losses on derivatives	(56,613)	(63,378)	(35,797)
Other financial expenses	(1,407,838)	(1,036,628)	(992,451)
	(8,740,380)	(10,446,450)	(7,133,414)

FINANCIAL RESULT	(2,081,026)	(1,374,631)	(1,736,116)

NOTE 40 - BUSINESS COMBINATION

TDG - Transmissora Delmiro Gouveia S.A.

On October 31, 2019, the subsidiary Chesf acquired control over SPE TDG, through the definitive dilution of the shareholding of the Partner Future ATP Serviços de Engenharia Consultiva Ltda, resulting from the capitalization of the AFACs carried out by Chesf, in the amount of R$ 101,000, with the Company now having a 72.31% interest.

On the same date, Chesf acquired the shareholding of Future ATP Serviços de Engenharia Consultiva Ltda, upon payment of R$ 34,000, thus making TDG its wholly owned subsidiary.

➢	Determination of the fair value of the consideration

We show below a comparative table between the fair value and the book value of the Balance Sheet of said SPE, on October 31, 2019, as well as the value resulting from the advantageous purchase:

TDG Balance Sheet on 10/31/2019
	Book value	Fair value
Assets	442,312	442,312
Liabilities	291,950	291,950
Equity	150,362	150,362

	Book value	Fair value
Chesf investment value (72.31%)	108,727	108,727
ATP investment value (27.69%)	41,635	41,635
Total	150,362	150,362

The business combination generated a concession asset of R$ 41,635, recorded in the investments subgroup. The concession asset represents the difference between the value of the business and the fair value of the identifiable assets less the fair value of the liabilities assumed, where they will be amortized by the concession period.

Book value of acquired equity
Fair value of acquired equity	41,635
Amount paid by Chesf for the acquisition of 27.69% of SPE	(34,000)
Gain from advantageous purchase	7,635

NOTE 41 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

41.1.	- Capital Risk Management

The Company’s objectives in managing its capital are to safeguard the Company’s ability to continue to provide shareholder returns and benefits to other stakeholders and to pursue an ideal capital structure to reduce this cost. Acquisitions and sales of financial assets are recognized on the trade date.

In order to maintain or adjust the capital structure, the Company may revise its dividend payment policy, return capital to shareholders or issue new shares or sell assets to reduce, for example, the level of indebtedness.

In line with other companies in the sector, the Company monitors capital based on the financial leverage ratio. This ratio corresponds to net exposure divided by total capital. Net exposure, in turn, corresponds to total short- and long-term loans, financing and debentures, notes 21 and 22, less cash and cash equivalents and marketable securities (without considering restricted cash/marketable securities), notes 5 and 6. Total capital is calculated as the sum of net equity as shown in the consolidated balance sheet and net exposure.

	12/31/2019	12/31/2018
Total loans, financing and debentures	47,899,595	54,372,798
(-) Cash and cash equivalents	(335,307)	(583,352)
(-) Marketable securities	(10,742,766)	(6,701,937)
Net debt	36,821,568	47,087,509
(+) Total equity	71,394,146	56,008,948
Total capital	108,215,714	103,096,457
Financial leverage index	34%	46%

41.2.	- Classification by category of financial instruments

The accounting balances of certain financial assets and liabilities represent a reasonable approximation to fair value. The Company uses the following classification to frame its financial instruments and their respective levels:

	Level	12/31/2019	12/31/2018
			(Revised)
FINANCIAL ASSETS
Amortized cost		28,615,140	28,349,514
Loans and financing		14,276,816	13,874,941
Reimbursement rights		5,464,005	6,256,311
Financial asset - Generation		2,070,912	2,033,078
Financial asset - Itaipu		1,202,493	1,803,717
Customers		5,566,684	4,087,634
Marketable securities		34,230	293,833

Fair value through profit or loss		46,623,772	43,540,027
Marketable securities	2	10,708,536	6,408,104
RBSE	3	34,288,071	36,277,549
Cash and cash equivalents	1	335,307	583,352
Derivative Financial Instruments	2	291,858	371,022

Fair value through other comprehensive income		2,056,990	1,447,150
Investments (Equity Holdings)	1	2,056,990	1,447,150

FINANCIAL LIABILITIES
Amortized cost		54,090,209	60,513,440
Loans and financing		41,940,363	54,372,798
Debentures		5,959,278	468,228
Reimbursement obligations		1,796,753	1,250,619
Suppliers		3,113,612	3,377,105
Commercial leasing		1,207,189	976,115
Concessions payable UBP		73,014	68,575

Fair value through profit or loss		5,683	26,421
Derivative Financial Instruments	2	5,683	26,421

Level 1 - quoted (unadjusted) prices in active, liquid and visible markets for identical assets and liabilities that are accessible at the measurement date;

Level 2 - quoted prices (may or may not be adjusted) for similar assets or liabilities in active markets, other inputs not observable at level 1, directly or indirectly, under the terms of the asset or liability; and

Level 3 - Assets and liabilities whose prices do not exist or whose prices or valuation techniques are supported by a small or non-existent, unobservable or net market. At this level the estimate of fair value becomes highly subjective.

The fair value of financial instruments traded in active markets is based on market prices quoted on the balance sheet date. A market is seen as active if quoted prices are readily and regularly available from a Stock Exchange, distributor, broker, industry group, pricing service or regulatory agency, and prices represent real market transactions that occur regularly on a purely commercial basis.

The quoted market price used for the financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise equity investments classified as at fair value through profit or loss or through other comprehensive income previously classified as trading securities or available for sale.

The fair value of financial instruments that are not traded in active markets (e.g. OTC derivatives) is determined using valuation techniques. These valuation techniques maximize the use of data adopted by the market where they are available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument will be included in Level 2.

If one or more relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or quotes from financial institutions or brokers for similar instruments;
•	The fair value of interest rate swaps is calculated as the present value of estimated future cash flows based on yield curves adopted by the market; and
•	The fair value of future foreign exchange contracts is determined based on future exchange rates at the balance sheet date, with the resulting value discounted to present value.

Other techniques, such as discounted cash flow analysis, which are used to determine the fair value of the remaining financial instruments and the credit risk of counterparties to swap transactions.

The Company classified the financial asset - Itaipu and the Transmission asset (RBSE) as fair value through profit or loss. As factors relevant to fair value valuation are not publicly observable, the fair value hierarchy rating is level 3. Gains on income for the year were R$ 269,432 (R$ 511,079 as of December 31, 2018) and R$ 4,440,753 (R$ 3,665,701 as of December 31, 2018), respectively. The main assumptions used are disclosed in notes 16 and 4, respectively.

41.3.	- Financial Risk Management

In the exercise of its activities, the Company is impacted by risk events that may compromise its strategic objectives. The main purpose of risk management is to anticipate and minimize the adverse effects of such events on the Company’s business and economic and financial results.

For the management of financial risks, the Company has defined operating and financial policies and strategies, approved by internal committees and by management, aimed at providing liquidity, security and profitability to its assets and maintaining the indebtedness levels and debt profile defined for the economic and financial flows.

The following sensitivity analyzes were prepared pursuant to CVM Instruction 475/2008, with the purpose of measuring the impact of changes in market variables on each financial instrument of the Company. These are, therefore, projections based on evaluations of macroeconomic scenarios, which does not mean that the transactions will have the values presented within the considered analysis period.

The main financial risks identified in the risk management process are:

41.3.1.	- Exchange rate risk

This risk arises from the possibility of the Company having its economic and financial statements impacted by fluctuations in exchange rates. The Company has exposure to financial risks that cause volatility in its results as well as its cash flow. The Company has exposure to foreign currency-indexed assets and liabilities, especially the US dollar.

The Company has a Financial Hedge Policy whose objective is to monitor and mitigate exposure to market variables that impact assets and liabilities of the Company and its subsidiaries, thereby reducing the effects of undesirable fluctuations of these variables on their financial statements and financial information.

Thus, this policy aims to ensure that the Company’s results faithfully reflect its actual operating performance and that its projected cash flow is less volatile.

Considering the different ways of hedging the mismatches presented by the Company, the Policy lists a scale of priorities, prioritizing the structural solution, and, only for residual cases, adopting operations with derivative financial instruments.

Transactions with financial derivatives, when carried out, may not characterize financial leverage or credit granting operations to third parties.

(a) Breakdown of foreign currency balances and sensitivity analysis

In the tables below, scenarios for exchange rates were considered, with the respective impacts on the Company’s results. For the sensitivity analysis we used as a probable scenario for the year ended December 31, 2019 forecasts and/or estimates based primarily on macroeconomic assumptions obtained from the Focus Report, released by the Central Bank, and Economic Outlook 86, published by the Organization for Economic Cooperation and Development (OECD).

•	Exchange rate appreciation/depreciation risk

		Balance on 12/31/2019			Effect on income - revenue (expense)
		Foreign currency	Reais	Scenario I - Probable 2019 ¹	Scenario II (+25%)¹	Scenario III (+50%)¹	Scenario II (-25%)¹	Scenario III (-50%)¹
	Loans obtained	2,077,144	8,371,098	62,522	(2,014,622)	(4,091,766)	2,139,666	4,216,810
USD	Loans granted	1,450,154	5,845,135	(44,520)	1,405,634	2,855,788	(1,494,674)	(2,944,827)
	Financial asset - ITAIPU	451,654	1,820,481	(13,866)	437,788	889,442	(465,520)	(917,173)
	Impact on income - USD	3,978,952	16,036,714	4,136	(171,200)	(346,536)	179,472	354,810

EURO	Loans obtained	51,966	235,353	(9,925)	(71,245)	(132,565)	51,394	112,714
	Impact on income - EURO	51,966	235,353	(9,925)	(71,245)	(132,565)	51,394	112,714

Impact on income in case of exchange rate appraisal				(5,789)	(242,445)	(479,101)
Impact on income in case of exchange rate appraisal							230,866	467,524

(¹) Assumptions adopted:			12/31/2019	Probable	+25%	+50%	-25%	-50%
	USD		4.03	4.00	5.00	6.00	3.00	2.00
	EURO		4.51	4.72	5.90	7.08	3.54	2.36
	IENE		0.04	0.04	0.05	0.06	0.03	0.02

41.3.2.	- Interest rate risk

This risk is associated with the Company’s ability to account for losses due to fluctuations in market interest rates, impacting its statements by the increase in financial expenses related to foreign funding contracts, mainly referenced to the Libor rate.

The Company monitors its exposure to the Libor rate and engages in derivative transactions to minimize this exposure, in accordance with the Financial Hedging Policy.

(a) Breakdown of balances by indexer and sensitivity analysis

The following tables considered scenarios for indices and rates, with the respective impacts on the Company’s results. For the sensitivity analysis we used as a probable scenario for the period ended December 31, 2019 forecasts and/or estimates based primarily on macroeconomic assumptions obtained from the Focus Report, released by the Central Bank, and Economic Outlook 86, published by the OECD.

In all scenarios, the probable US dollar exchange rate was used to convert to reais the effect on the result of risks linked to the LIBOR fluctuation. This sensitivity analysis is not considering any foreign exchange effect as a result of any appreciation or depreciation of the probable scenario of the dollar value. The impact of the appreciation and depreciation of the probable scenario of the dollar value is presented in item (a.1) of this note.

(a.1) LIBOR

Interest rate appreciation risk

		Balance of debt/National value on 12/31/2019		Effect on income - revenue (expense)
		In USD	In reais	Scenario I - Probable 2019 ¹	Scenario II (+25%) ¹	Scenario III (+50%) ¹
LIBOR	Loans obtained	198,295	799,128	3,137	3,921	4,705
	Derivative	169	683	(3)	(3)	(4)
	Total	198,464	799,811	3,134	3,918	4,701

	(¹) Assumptions adopted:		12/31/2019	Probable	25%	50%
	USD		4.03	4.00	5.00	6.00
	LIBOR		1.91%	1.57%	1.96%	2.36%

(a.2) National Indexers

Interest rate appreciation/depreciation risk

				Effect on income - revenue (expense)
		Balance on 12/31/2019	Scenario I - Probable 2019 ¹	Scenario II (+25%) ¹	Scenario III (+50%) ¹	Scenario II (-25%) ¹	Scenario III (-50%) ¹
CDI	Loans obtained	8,698,416	(381,860)	(477,326)	(572,791)	(286,395)	(190,930)
	Debentures issued	4,779,292	(209,811)	(262,264)	(314,716)	(157,358)	(104,905)
	Impact on income - CDI	13,477,708	(591,671)	(739,590)	(887,507)	(443,753)	(295,835)

SELIC	Loans obtained	8,594,909	(386,771)	(483,464)	(580,156)	(290,078)	(193,385)
	Impact on income - IPCA	8,594,909	(386,771)	(483,464)	(580,156)	(290,078)	(193,385)

TJLP	Loans obtained	6,232,878	(333,459)	(416,824)	(500,188)	(250,094)	(166,729)
	Debentures issued	197,711	10,794	13,222	15,866	7,933	5,289
	Impact on income - TJLP	6,430,589	(322,665)	(403,602)	(484,322)	(242,161)	(161,440)

IGPM	Lease liabilities	1,207,189	(56,496)	(70,621)	(84,745)	42,372	28,248
	Loans granted	239,095	11,190	13,987	16,784	8,392	5,595
	Impact on income - IGPM	1,446,284	(45,306)	(56,634)	(67,961)	50,764	33,843

IPCA	Loans obtained	73,481	(2,704)	(3,380)	(4,056)	(2,028)	(1,352)
	Loans granted	146,824	5,403	6,754	8,105	4,052	2,702
	Debentures issued	982,275	(36,148)	(45,185)	(54,222)	(27,111)	(18,074)
	Impact on income - IPCA	1,202,580	(33,449)	(41,811)	(50,173)	(25,087)	(16,724)

Impact on income - index appreciation			(1,380,078)	(1,725,101)	(2,070,119)
Impact on income - index appreciation						(950,315)	(633,541)

(¹) Assumptions adopted:		12/31/2019	Probable	+25%	+50%	-25%	-50%
	CDI	4.40%	4.39%	5.49%	6.59%	3.29%	2.20%
	SELIC	4.50%	4.50%	5.63%	6.75%	3.38%	2.25%
	IPCA	4.20%	3.68%	4.60%	5.52%	2.76%	1.84%
	TJLP	5.57%	5.35%	6.69%	8.03%	4.01%	2.68%
	IGPM	7.30%	4.68%	5.85%	7.02%	3.51%	2.34%

41.3.3.	- Credit risk

This risk arises from the possibility of the Company and its subsidiaries incurring losses resulting from the difficulty of realizing their customer receivables, as well as from the default of counterparty financial institutions in operations.

Eletrobras, through its subsidiaries, operates in the electric power generation and transmission markets supported by contracts signed in a regulated environment. The Company seeks to minimize its credit risks through guarantee mechanisms involving receivables from its customers and, when applicable, through bank guarantees.

Regarding receivables from loans granted (note 8), except for financial transactions with jointly-controlled subsidiary Itaipu, whose credit risk is low due to the inclusion of borrowing costs in the energy trading tariff of the jointly-controlled company, as defined under the terms of the International Treaty signed between the Governments of Brazil and Paraguay, the concentration of credit risk with any other individual counterparty did not exceed 26% of the outstanding balance.

Excess cash and cash equivalents are invested in off-market funds, according to specific regulations of the Central Bank of Brazil. This fund is fully composed of government securities held at SELIC, with exposure to lower credit risk than other instruments.

In any relationship with financial institutions, the Company is obligated to apply its cash and cash equivalents only in Caixa Econômica Federal and Banco do Brasil S.A., pursuant to Resolution No. 3,284 of the Central Bank of Brazil. These banks are low risk, and their ratings reviewed by credit rating agencies.

The Company has the standard on accreditation of financial institutions for derivative transactions. This standard defines criteria in relation to size, rating and expertise in the derivatives market, so as to select the institutions that may carry out transactions with the Company.

The Company monitors the credit risk of its swap transactions, but does not account for this non-performance risk in the fair value balance of each derivative because, based on the net exposure to credit risk, the Company may account for its portfolio of swaps considering an unforced transaction between the parties at the valuation date. The Company considers the risk of default only for the analysis of the retrospective test for each relationship designated to Hedge Accounting.

Additionally, the Company is exposed to credit risk with respect to financial guarantees granted to banks by the Controller.company and its subsidiaries. The Company’s maximum exposure corresponds to the maximum amount that the Company will have to pay if the guarantee is forfeited and this is set out in note 21.3.

41.3.4.	- Liquidity risk

The liquidity needs of the Company and its subsidiaries are the responsibility of the finance and fund raising areas, which act in line with the permanent monitoring of short-, medium- and long-term cash flows, forecast and realized, seeking to avoid possible mismatches and consequent financial losses and to ensure liquidity requirements for operational needs.

The table below analyzes the non-derivative financial liabilities of the Eletrobras Companies by maturity, corresponding to the period remaining in the balance sheet to the contractual maturity date. The contractual maturity is based on the most recent date on which the Eletrobras Companies should settle their obligations and includes the related contractual interest, when applicable.

	12/31/2019
	Payment flow
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES (Current/Non-Current)
Measured at amortized cost	15,412,375	19,696,974	11,600,831	15,876,498	62,586,679
Loans and financing	9,783,672	18,982,813	8,864,393	11,309,125	48,940,003
Suppliers	3,092,676	20,936	-	-	3,113,612
Reimbursement obligations	1,796,753	-	-	-	1,796,753
Commercial leasing	242,055	219,635	643,834	224,708	1,330,232
Debentures	492,623	469,382	2,080,612	4,290,447	7,333,064
Concessions payable UBP	4,596	4,208	11,992	52,218	73,014

	12/31/2018
	Payment flow
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES (Current/Non-Current)
Measured at amortized cost	15,132,228	18,849,860	8,968,042	14,980,746	57,930,875
Loans and financing	10,385,810	18,107,879	8,636,012	14,717,910	51,847,610
Suppliers	3,303,173	-	16,555	-	3,319,728
Reimbursement obligations	1,250,619	-	-	-	1,250,619
Commercial leasing	152,122	304,244	304,243	215,506	976,115
Debentures	36,073	432,155	-	-	468,228
Concessions payable UBP	4,431	5,582	11,232	47,330	68,575

41.4.	- Sensitivity analysis of derivative financial instruments

The following analysis estimates the potential value of instruments in hypothetical stress scenarios of the main market risk factors that impact derivative financial instruments.

•	Probable: The probable scenario was defined as the fair value of derivatives as of December 31, 2019;
•	Scenario I and II: Estimated fair value considering a deterioration of 25% and 50%, respectively, in the associated risk variables; and
•	Scenario III and IV: Estimated fair value considering an appreciation of 25% and 50%, respectively, in the associated risk variables.

Embedded derivative	Probable	Scenario I	Scenario II	Scenario III	Scenario IV
Electricity supply (41.4.1)	291,720	218,790	145,860	364,650	437,580
Conversion option into shares (41.4.2)	5,000	3,750	2,500	6,250	7,500

Sensitivity analyzes were prepared pursuant to CVM Instruction 475/2008, with the purpose of measuring the impact of changes in market variables on each financial instrument of the Company. These are, therefore, projections based on evaluations of macroeconomic scenarios, which does not mean that the transactions will have the values presented within the considered analysis period.

41.4.1.	- Electric energy supply

Sensitivity analyzes were performed to the Albrás electro-intensive consumer power supply contracts, as they have a contractual clause referring to the premium for aluminum price variation in the international market.

Thus, a variation on the premium price earned was sensitized to such hybrid contracts, as shown in the table below. The volatility components of the premium are basically: LME primary aluminum price, foreign exchange and CDI.

41.4.2.	- Stock conversion option

Sensitivity analyzes were performed to the debentures contract, as it has a contractual clause regarding the possibility of converting these debentures into shares of Eletronorte.

The following analysis considered scenarios for the TJLP with the respective impacts on the results of Eletronorte.

Sensitivity analyzes were performed for the curve of payment of debt service contracted with the Amazon Development Fund (FDA), as they have a contractual clause referring to the option to convert 50% of the Company’s shares on the effective settlement date of the paper.

According to IFRS 9, hybrid contracts that have volatile elements associated with them, be they price indices and/or commodities, must be marked at market value. As a result, the financial statements reflect the fair value of the transaction on each valuation date. Thus, a variation on the expectation of realization of the TJLP was sensitized to the contract.

NOTE 42 - OPERATING SEGMENT INFORMATION

The information by business segment for December 31, 2019 is as follows:

	12/31/2019
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	194,692	19,833,995	8,756,808	(1,059,968)	27,725,527
Costs	(67,019)	(6,866,912)	(865,397)	1,021,509	(6,777,819)
Operating expenses	(3,648,322)	(6,354,559)	(4,561,399)	900,756	(13,663,524)
Operating result before the financial result	(3,520,649)	6,612,524	3,330,012	862,297	7,284,184
Financial result	(253,165)	(1,604,727)	(223,134)	-	(2,081,026)
Interest revenue	2,121,894	2,272	2,778	(1,250,732)	876,212
Interest expense	(2,899,211)	(1,580,732)	(630,485)	1,250,732	(3,859,696)
Other financial revenue and expenses	524,152	(26,267)	404,573	-	902,458
Result of Equity Holdings	1,140,733	-	-	-	1,140,733
Other revenue and expenses	24,715	-	-	-	24,715
Current and deferred income tax and social contributions	(113,668)	(79,007)	1,282,937	-	1,090,262
Period net earnings (losses)	(2,722,034)	4,928,790	4,389,815	862,297	7,458,868

	12/31/2018 (Revised)
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	261,355	17,433,979	9,183,074	(1,106,103)	25,772,305
Costs	(226,879)	(5,107,440)	(1,275,820)	1,073,076	(5,537,063)
Operating expenses	(2,212,402)	1,222,410	(4,545,256)	1,220,305	(4,314,943)
Operating result before the financial result	(2,177,926)	13,548,949	3,361,998	1,187,278	15,920,299
Financial result	2,166,025	(1,769,920)	(1,770,736)	-	(1,374,631)
Interest revenue	3,672,441	2,199	2,688	(1,034,721)	2,642,607
Interest expense	(1,749,769)	(1,675,239)	(869,900)	1,034,721	(3,260,187)
Other financial revenue and expenses	243,353	(96,880)	(903,524)	-	(757,051)
Result of Equity Holdings	1,384,850	-	-	-	1,384,850
Current and deferred income tax and social contributions	(853,448)	(1,210,107)	(420,163)	-	(2,483,718)
Period net earnings	519,501	10,568,922	1,171,099	1,187,278	13,446,800

	12/31/2017
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	215,936	19,913,806	10,126,304	(814,714)	29,441,332
Costs	(3,911,372)	(5,439,815)	(917,245)	808,483	(9,459,949)
Operating expenses/reversals	49,758	(12,418,611)	(4,092,265)	6,231	(16,454,887)
Operating result before the financial result	(3,645,678)	2,055,380	5,116,794	-	3,526,496
Financial result	1,046,195	(1,739,939)	(1,042,372)	-	(1,736,116)
Interest revenue	3,406,499	17,797	22,642	(1,710,284)	1,736,654
Interest expense	(2,589,855)	(1,756,033)	(1,202,650)	1,710,284	(3,838,254)
Other financial revenue and expenses	(1,862,839)	3,478,175	2,222,380	-	3,837,716
Result of Equity Holdings	1,167,484	-	-	-	1,167,484
Current and deferred income tax and social contributions	(562,900)	(229,648)	(718,086)	-	(1,510,634)
Period net earnings (losses)	(1,994,899)	85,793	3,356,336	-	1,447,230

The elimination column presents the adjustments made between the Company’s segments, reconciling the balances disclosed by each segment. There are no reconciliations arising from differences in accounting practice.

Gross revenue from external customers by segment before tax deductions:

	12/31/2019
	Generation	Transmission	Total
Power Supply for Distribution Companies	15,870,784	-	15,870,784
Power Supply for End Consumers	2,282,200	-	2,282,200
CCEE	1,353,218	-	1,353,218
Revenue from operation and maintenance	3,549,019	4,156,349	7,705,368
Construction revenue	49,353	521,348	570,701
Financial effect of Itaipu	269,432	-	269,432
Contract revenue - Transmission	-	793,239	793,239
Financial Return on Investments - RBSE	-	4,072,993	4,072,993
Total gross revenue	23,374,006	9,543,929	32,917,935

	12/31/2018 (Revised)
	Generation	Transmission	Total
Power Supply for Distribution Companies	13,268,869	-	13,268,869
Power Supply for End Consumers	2,319,857	-	2,319,857
CCEE	1,296,526	-	1,296,526
Revenue from operation and maintenance	2,708,451	4,083,956	6,792,407
Construction revenue	34,295	678,408	712,703
Financial effect of Itaipu	511,079	-	511,079
Contract revenue - Transmission	-	643,208	643,208
Financial Return on Investments - RBSE	-	4,462,260	4,462,260
Total gross revenue	20,139,077	9,867,832	30,006,909

	12/31/2017
	Generation	Transmission	Total
Power Supply for Distribution Companies	15,932,406		15,932,406
Power Supply for End Consumers	2,554,279		2,554,279
CCEE	1,006,114		1,006,114
Revenue from operation and maintenance	2,198,347	3,319,935	5,518,282
Construction revenue	52,836	917,447	970,283
Financial effect of Itaipu	626,135	-	626,135
Contract revenue - Transmission		1,139,816	1,139,816
Financial Return on Investments - RBSE		4,922,827	4,922,827
Total gross revenue	22,370,117	10,300,025	32,670,142

Inter-segment Revenue:

	12/31/2019
	Administration	Generation	Transmission	Total
Supply (sale) of Electricity from the generation segment	-	349,374	-	349,374
Revenue of transmission - O&M from the segment of generation	-	-	672,135	672,135
Interest revenue from the segment of generation	877,512	-	-	877,512
Interest revenue from the segment of transmission	373,220	-	-	373,220
Total	1,250,732	349,374	672,135	2,272,241

	12/31/2018
	Administration	Generation	Transmission	Total
Supply (sale) of Electricity from the generation segment	-	362,969	-	362,969
Revenue of transmission - O&M from the segment of generation	-	-	710,107	710,107
Interest revenue from the segment of generation	621,543	-	-	621,543
Interest revenue from the segment of transmission	413,178	-	-	413,178
Total	1,034,721	362,969	710,107	2,107,797

	12/31/2017
	Administration	Generation	Transmission	Total
Supply (sale) of Electricity from the generation segment	-	637,414	-	637,414
Revenue of transmission - O&M from the segment of generation	-	-	407,879	407,879
Interest revenue from the segment of generation	713,620	-	-	713,620
Interest revenue from the segment of transmission	850,747	-	-	850,747
Total	1,564,367	637,414	407,879	2,609,660

Addition to non-current assets by segment:

	12/31/2019
	Administration	Generation	Transmission	Total
Fixed assets	111,856	2,358,752	-	2,470,608
Intangible assets	75,886	1,219	30	77,135
Total	187,742	2,359,971	30	2,547,713

	12/31/2018
	Administration	Generation	Transmission	Total
Fixed assets	87,104	1,980,845	-	2,067,949
Intangible assets	146,407	24,948	51	171,406
Total	233,511	2,005,793	51	2,239,355

	12/31/2017
	Administration	Generation	Total
Fixed assets	94,615	1,977,076	2,071,691.49
Intangible assets	262,194	96,916	359,110
Total	356,809	2,073,992	2,430,801

Non-current assets by segment:

	12/31/2019
	Administration	Generation	Transmission	Total
Fixed assets	1,545,786	31,770,088	-	33,315,874
Intangible assets	553,008	99,941	2,092	655,041
Total	2,098,794	31,870,029	2,092	33,970,915

	12/31/2018
	Administration	Generation	Transmission	Total
Fixed assets	1,468,494	30,901,898	-	32,370,392
Intangible assets	564,732	68,990	15,929	649,651
Total	2,033,226	30,970,888	15,929	33,020,043

	12/31/2017
	Administration	Generation	Transmission	Total
Fixed assets	1,697,310	25,218,110	-	26,915,420
Intangible assets	402,739	185,521	83,837	672,097
Total	2,100,049	25,403,631	83,837	27,587,517

Items that do not affect cash by segment:

	Administration	Generation	Total
Depreciation and amortization	251,545	1,555,884	1,807,429
Constitution (Reversal) of onerous contract	-	179,003	179,003
Provision fo recoverable assets (impairment)	-	121,581	121,581
Total	251,545	1,856,468	2,108,013

	12/31/2018
	Administration	Generation	Transmission	Total
Depreciation and amortization	160,123	1,541,867	-	1,701,990
Constitution (Reversal) of onerous contract	-	(1,353,849)	-	(1,353,849)
Provision fo recoverable assets (impairment)	(42,634)	(6,458,393)	(45,021)	(6,546,048)
Total	117,489	(6,270,375)	(45,021)	(6,197,907)

	12/31/2017
	Administration	Generation	Transmission	Total
Depreciation and amortization	157,722	1,366,184	-	1,523,906
Constitution (Reversal) of onerous contract	-	(612,425)	18,102	(594,323)
Provision of recoverable assets (impairment)	213,488	1,618,759	(1,107,481)	724,766
Total	371,210	2,372,518	(1,089,379)	1,654,349

NOTE 43 - TRANSACTIONS WITH RELATED PARTIES

The Company’s transactions with its subsidiaries, affiliates, special purpose entities and governmental entities are carried out at prices and conditions defined by the parties, which take into consideration the conditions that could be practiced in the market with unrelated parties, when applicable. Among the main transactions with related parties, we highlight loans and financing granted established under the conditions mentioned and/or in accordance with specific legislation on the subject.

43.1 - Main transactions in 2019

Name of the Parties	Operation Date	Contract Purpose	Transaction Amount
Eletrobras, Madeira Energia S/A, Santo Antônio S/A and BNDES	01/28/2019	Increase in the amount of the guarantee caused by an increase in the shareholding from 42.46% to 43.05% of the subsidiary Furnas in the capital of Santo Antônio S/A.	57,437
Furnas and Foz do Chapecó Energia S/A	07/03/2019	Energy Commercialization Contract in the Free Contracting Environment - CCEAL, in which Furnas is a seller and Foz do Chapecó Energia S/A buyer	171,100
Eletrobras, Eólicas Hermenegildo, I, II, III and Chuí IX, BNDES, Caixa Econômica Federal and Banco de Desenvolvimento Regional do Extremo Sul	07/25/2019	Guarantee constitution through escrow account	100,000
Eletrobras, Furnas, Chesf, Eletronuclear, Eletronorte, Eletrosul, Amazonas GT and CGTEE	09/20/2019	Human Resources Sharing and Infrastructure Associated with the Operation of the Eletrobras System Shared Services Center	533,475
Eletrobras and Petrobras	09/20/2019	Amendments to IADs and Other Covenants were signed, referring to debts confessed in 2014 and 2018 by Eletrobras, as well as the new celebration of two autonomous IADs, between Eletrobras (Devedora) and Petrobras (Credora). These additives and new autonomous IADs aim to adopt the early maturity clause to replace Eletrobras' obligation to present real guarantees. Interest rates charged: IADs 2014: 100% of the Selic Rate; IAD 2018-2: 124.75% of the CDI.	739,000
Furnas and Petrobras	12/06/2019	Energy Commercialization Contract in the Free Contracting Environment - CCEAL, in which Furnas is a seller and Petrobras is a buyer	66,100
Furnas and Energia Sustentável do Brasil S.A.	12/06/2019	Energy Commercialization Contract in the Free Contracting Environment - CCEAL, in which Furnas is a seller and Energia Sustentável do Brasil S.A. buyer	91,700

43.2 - Transactions with Governmental Entities

In addition to operations with the Federal Government, Eletrobras maintains transactions with other governmental entities, under common control, in the course of its operations. The balances of the main transactions with these entities are summarized below:

	12/31/2019		12/31/2018
NATURE OF THE OPERATION	ASSETS	LIABILITIES	ASSETS	LIABILITIES	INCOME
	(Revised)
Customers
Federal Government	-	-	68,743	-	-
Reimbursement obligations
Federal Government	5,464,005	-	6,256,311	-	-

Loans and financing payable
Federal Government - FIDC	-	-	-	672,492	-
Federal Government - Banco do Brasil	-	3,581,431	-	4,696,971	-
Federal Government - Caixa Econômica Federal (a.2)	-	6,193,508	-	7,579,121	-
Federal Government - BNDES (a.1)	-	6,111,435	-	6,595,405	-
Federal Government - Global Reversal Reserve (a.3)	-	863,645	-	5,802,847	-
Federal Government - BR Distribuidora (d)	-	-	-	1,047,221	-
Federal Government - Petrobras (c)	-	8,928,835	-	-	-
Suppliers (c)
Poder Público Federal - BR Distribuidora (d)	-	-	-	3,081,505	-
Reimbursement obligations (b)
National Treasury - Itaipu	-	5,492,860	-	3,167,188	-
Service provision revenue
Federal Government	-	-	-	-	129,861
Federal Government
Total	5,464,005	31,171,714	6,325,054	32,642,750	129,861

The following are the conditions of the main transactions with other government entities:

a)            Loans and financing payable:

Applications at the Angra 3 Plant

a.1) Loan between the National Bank for Economic and Social Development (BNDES) and Eletronuclear: Financing contract between BNDES and Eletronuclear, with Eletrobras intervening to implement the Angra 3 plant.

a.2) Loan between CEF and Eletronuclear: Contract between Eletronuclear and CEF (main contract) for complementary financing of Angra 3, regarding the importation of equipment and services.

Global Reversal Reserve (RGR)

a.3) The Company was responsible for the management of sector resources of RGR and others. In accordance with Law No. 13,360/2016, regulated by Decree No. 9,022/2017, and ANEEL Order No. 1,079, of April 18, 2017, the responsibility for the budget, management and movement of these Sector Funds was transferred to CCEE, since May 1, 2017.

Loan guarantee:

Eletrobras’ interest as guarantor of loans taken by its subsidiaries can be seen in more detail in note 21.

b)            Reimbursement obligations - Itaipu: Indemnifiable financial assets arising from the Itaipu concession, further details in note 16, item b.

c)            Petrobras Operations: With the sale of the subsidiary Amazonas Distribuidora, the assignment of rights of Amazonas Energia to Eletrobras regarding the CCC and the Energy Development Account (CDE), recognized in the Distributor’s Financial Statements, became effective. Eletrobras assumed obligations in equivalent amounts as loans acquired, pursuant to conditions set forth in CPPI Resolution No. 20 of November 8, 2017 and subsequent amendments.

d)            BR Distribuidora: BR Distribuidora announced to the market on July 29, 2019, that Petróleo Brasileiro S.A. (Petrobras) settled the Public Offering of Secondary Distribution of Common Shares of the Company, which ceased to be the controlling shareholder of BR Distribuidora, thus ceasing to have joint control with Eletrobras.

43.3 - Transactions with associates and jointly controlled entities

The consolidated business transactions and related party balances are summarized below:

	Balance and Transactions per Nature
	12/31/2019			12/31/2018
	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME
Customers	55,835	-	-	53,253	-	-
Accounts receivable	16,793	-	-	5,232	-	-
Advance for future capital increase	181,257	-	-	709,666	-	-
Dividends / JCP receivable	205,540	-	-	196,831	-	-
Loans and financing	5,865,035	-	-	8,121,455	-	-
Other assets	162,770	-	-	17,582	-	-
Suppliers	-	34,979	-	-	399,716	-
Provisions	-	818,164	-	-	1,213,161	-
Contributions payable - sponsor	-	14,875	-	-	29,336	-
Accounts payable	-	820	-	-	1,742	-
Other liabilities	-	1,999	-	-	2,153	-
Revenue from generation	-	-	2,729	-	-	-
Revenue from the use of electric energy	-	-	598,102	-	-	358,971
Revenue from the sale of energy	-	-	81,576	-	-	78,623
Revenue from service provision	-	-	114,824	-	-	104,076
Other revenues	-	-	1,380	-	-	370,824
Energy purchased for resale	-	-	(748,229)	-	-	(278,309)
Fees for the use of the network	-	-	(107,885)	-	-	(93,804)
Contributions of the sponsor	-	-	-	-	-	(17,928)
Charges	-	-	(4,078)	-	-	(3,393)
Other expenses	-	-	(328)	-	-	(158,281)
Revenue from interest, fees, charges and exchange variation	-	-	762,311	-	-	1,954,072
Financial revenue	-	-	6,308	-	-	178,325
Financial expenses	-	-	(4)	-	-	(10)
TOTAL	6,487,230	870,837	706,706	9,104,019	1,646,109	2,493,165

	Balance and Transactions per Entity
	12/31/2019			12/31/2018
	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME
AETE	-	-	-	203	120	882
Baguari	362	-	435	363	-	449
Baraúnas I	-	-	-	12	-	-
Baraúnas II	-	-	-	-	248	(1,674)
Belo Monte Transmissora SPE S.A	14,363	2,664	(36,491)	15,328	2,083	34,228
Bom Jesus Eólica S.A.	-	-	-	-	-	1,031
Brasil Ventos Energia S.A.	-	-	-	250,987	16,875	8
Brasnorte	-	-	-	14	65	162
Brasventos Eolo	-	-	-	231	-	1,898
Brasventos Miassaba	-	-	-	172	99	2,366
Banda de Couro	-	-	-	-	-	(166)
Cachoeira Eólica S.A	-	-	-	-	-	1,050
Caldas Novas	1,248	2	467	1,055	2	640
Carnaúba I Eólica S.A.	-	-	-	-	-	1,985
Carnaúba II Eólica S.A	-	-	-	-	-	1,972
Carnaúba III Eólica S.A.	-	-	-	-	-	1,375
Carnaúba V Eólica S.A.	-	-	-	-	-	2,283
CEB Lajeado	19,589	-	-	11,102	-	-
CEEE-D	12,490	-	955	16,077	-	1,235
Centrais Eolica Famosa I S.A.	-	-	-	-	-	738
Centrais Eolica Pau Brasil S.A.	-	-	-	-	-	692
Centrais Eolica Rosada S.A.	-	-	-	-	-	1,115
Centrais Eolica São Paulo S.A.	-	-	-	-	-	765
Centroeste	-	-	-	75	41	(118)
Cervantes I Eólica S.A.	-	-	-	-	-	1,416
Cervantes II Eólica S.A.	-	-	-	-	-	991
Chapecoense	29,830	-	-	27,197	-	-
Cia Hidrel Teles Pires	6,371	9,560	(179,165)	6,550	18,348	(160,703)
CSE Centro de Soluções Estratégicas S.A	-	-	-	649	-	1,320
Eletros (a)	-	833,039	(4,078)	-	1,225,622	(21,321)
EMAE	4,456	-	-	10,813	-	-
Empresa de Energia São Manuel S.A.	1,339	3,346	(25,486)	141	4,920	8,584
Energia Olímpica S.A.	428	-	93	428	-	-
Enerpeixe	12,792	3,387	(33,769)	16,950	404	(138)
EAPSA - Energética Águas da Pedra S.A.	-	-	-	513	-	2,690
Eólica Ibirapuitã S.A	-	-	-	25	-	-
Equatorial Maranhão D	38,936	-	10,337	115,722	-	12,168
ESBR	152,431	13,592	(245,174)	351,359	368,698	-
ETAU	-	-	-	-	-	53,079
Foz do Chapecó	879	-	10,738	901	-	11,028
Fronteira Oeste (FOTE)	41,325	-	682	13,015	-	535
Goiás Transmissão	11,668	131	(1,705)	11,985	135	(1,660)
IE Garanhuns	-	269	(3,624)	-	301	(3,340)
IE Madeira	-	2,668	(36,571)	-	3,898	(61,612)
Itaipu (b)	5,874,600	-	751,019	7,991,589	-	1,940,668
Inhambari	-	-	-	-	-	(88)
Lagoa Azul Transmissora	130	10	116	2,614	10	(8,292)
Lajeado Energia	23,975	-	-	11,278	-	-
Livramento	1,770	-	1,160	-	-	-
Luziânia Niquelândia Transmissora	-	-	-	8	10	(73)
Madeira Energia	-	-	-	-	-	216,530
Manaus Construção	-	-	-	9,178	-	-
Manaus Transmissão	-	-	-	1,067	1,329	(12,672)
Manaus Construtora	9,178	-	-	-	-	-
Mata de Santa Genebra	-	-	-	1	-	(120,645)
MGE Transmissão	5,634	75	(810)	5,633	53	(733)
Norte Brasil Transmissora	100	663	(8,622)	99	1,064	11,414
Norte Energia (Belo Monte)	29,270	-	267,014	22,215	-	137,239
Paranaíba Transmissora de Energia S.A.	5,985	341	(3,963)	8,567	399	(3,742)
Paulista Lajeado	-	-	-	15,223	-	-
Pedra Branca	-	-	-	17	-	33
Pitimbu Eólica S.A	-	-	-	-	-	1,454
Punaú I Eólica S.A.	-	-	-	-	-	1,744
Rei dos Ventos 3 Geradora de Energia S.A.	-	-	-	151	-	2,001
Retiro Baixo	7,582	-	-	6,841	-	-
S. Pedro do Lago	-	-	-	14	-	-
Santo Antônio Energia	18,397	-	222,851	19,446	-	224,896
São Caetano Eólica S.A	-	-	-	-	-	1,260
São Caetano I Eólica S.A	-	-	-	-	-	1,058
São Galvão Eólica S.A.	-	-	-	-	-	195
Serra Facão Energia	45	-	93	-	-	156
Sete Gameleiras	-	-	-	14	-	-
SINOP	914	388	(3,310)	2,515	-	158,716
STN	346	529	(3,462)	322	580	(2,512)
TDG	2,901	62	1,954	101,241	79	1,852
Tijoa Participações e Investimentos S.A	873	-	16,985	17,505	-	10,951
TME - Transmissora Matogrossense de Energia	-	-	-	12	190	(1,536)
Trans. São Paulo	17,271	24	(282)	18,031	37	(286)
Transenergia Renovável	4,492	-	(527)	-	45	(539)
Transirape	-	-	-	-	77	(1,505)
Transleste	-	-	-	-	125	(2,074)
Transnorte	-	13	562	61	20	533
Transudeste	-	-	-	216	77	(1,189)
Triângulo Mineiro Trans. S.A.	-	-	-	11	71	40,161
TSBE - Transmissora Sul Brasileira de Energia S.A.	105	4	6,288	-	-	-
TSLE - Transmissora Sul Litorânea de Energia S.A.	8,075	7	1,964	8,700	8	1,289
Teles Pires Participações	-	-	-	-	-	1
Vale do São Bartolomeu Transmissora de Energia S.A.	1,262	63	31	1,523	75	947
Vamcruz Participações S.A.	125,818	-	-	8,059	-	-
TOTAL	6,487,230	870,837	706,706	9,104,019	1,646,109	2,493,165

	Balance and Transactions per Entity
	12/31/2019			12/31/2018
	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME
		(Revised)
Luziânia Niquelândia Transmissora	-	-	-	8	10	(73)
Madeira Energia	-	-	-	-	-	216,530
Manaus Construção	-	-	-	9,178	-	-
Manaus Transmissão	-	-	-	1,067	1,329	(12,672)
Manaus Construtora	9,178	-	-	-	-	-
Mata de Santa Genebra	-	-	-	1	-	(120,645)
MGE Transmissão	5,634	75	(810)	5,633	53	(733)
Norte Brasil Transmissora	100	663	(8,622)	99	1,064	11,414
Norte Energia (Belo Monte)	29,270	-	267,014	22,215	-	137,239
Paranaíba Transmissora de Energia S.A.	5,985	341	(3,963)	8,567	399	(3,742)
Paulista Lajeado	-	-	-	15,223	-	-
Pedra Branca	-	-	-	17	-	33
Pitimbu Eólica S.A	-	-	-	-	-	1,454
Punaú I Eólica S.A.	-	-	-	-	-	1,744
Rei dos Ventos 3 Geradora de Energia S.A.	-	-	-	151	-	2,001
Retiro Baixo	7,582	-	-	6,841	-	-
S. Pedro do Lago	-	-	-	14	-	-
Santo Antônio Energia	18,397	-	222,851	19,446	-	224,896
São Caetano Eólica S.A	-	-	-	-	-	1,260
São Caetano I Eólica S.A	-	-	-	-	-	1,058
São Galvão Eólica S.A.	-	-	-	-	-	195
Serra Facão Energia	45	-	93	-	-	156
Sete Gameleiras	-	-	-	14	-	-
SINOP	914	388	(3,310)	2,515	-	158,716
STN	346	529	(3,462)	322	580	(2,512)
TDG	2,901	62	1,954	101,241	79	1,852
Tijoa Participações e Investimentos S.A	873	-	16,985	17,505	-	10,951
TME - Transmissora Matogrossense de Energia	-	-	-	12	190	(1,536)
Trans. São Paulo	17,271	24	(282)	18,031	37	(286)
Transenergia Renovável	4,492	-	(527)	-	45	(539)
Transirape	-	-	-	-	77	(1,505)
Transleste	-	-	-	-	125	(2,074)
Transnorte	-	13	562	61	20	533
Transudeste	-	-	-	216	77	(1,189)
Triângulo Mineiro Trans. S.A.	-	-	-	11	71	40,161
TSBE - Transmissora Sul Brasileira de Energia S.A.	105	4	6,288	-	-	-
TSLE - Transmissora Sul Litorânea de Energia S.A.	8,075	7	1,964	8,700	8	1,289
Teles Pires Participações	-	-	-	-	-	1
Vale do São Bartolomeu Transmissora de Energia S.A.	1,262	63	31	1,523	75	947
Vamcruz Participações S.A.	125,818	-	-	8,059	-	-
TOTAL	6,487,230	870,837	706,706	9,104,019	1,646,109	2,511,094

The following are the conditions of the main transactions made with the related parties of the consolidated:

a)	Eletros - Fundação Eletrobras de Seguridade Social: As of December 31, 2019, the balance of provisions for employee benefits totals R$ 833,039 (R$ 1,225,622 as of December 31, 2018).

b)	Itaipu: Linked to the Loan described in note 8, interest income, commissions, fees and exchange variation mainly derive from financial charges and exchange variation arising from Itaipu operations, details of which can be observed in note 16.

43.3.1 - Below are the main conditions of significant transactions concerning the use of a transmission network, purchase of energy or provision of services:

STN – Sistema de Transmissão do Nordeste S.A.: Service contracts related to the maintenance of the transmission line, as well as charging for the use of the transmission system network;

Energia Sustentável do Brasil S.A.: Contracts entered into for the availability of the power transmission and purchase system, as well as the bilateral ACL contract, concerning the purchase of energy, effective on 03/01/2013 and ending on 01/15/2035, with average contracted volume of 107.596 Mw;

TDG – Transmissora Delmiro Gouveia S.A.: Contracts entered into for the provision of services and capital advances, as well as charging for the use of the transmission system network;

Norte Energia S.A.: Contract to provide maintenance and operation services for Belo Monte and Pimentel plants, and provision of transmission networks;

Interligação Elétrica Garanhuns S.A.: Contracts entered into for the provision and use of the transmission system; and

Companhia Hidrelétrica Teles Pires S.A.: Contracts entered into for the availability of the transmission system and the purchase of energy, as well as for charging for the use of the transmission system network.

Information on loans granted by Eletrobras to its subsidiaries, jointly-owned subsidiaries and affiliates is presented in note 9.

NOTE 44 - REMUNERATION OF KEY PERSONNEL

The remuneration of the Company’s key personnel (members of the Executive Board, Board of Directors and Fiscal Council) is as follows:

	12/31/2019	12/31/2018	12/31/2017
Short-term benefits	42,181	42,448	40,243
Post-employment benefits	453	1,058	1,407
Other long-term benefits	-	7	99
	42,634	43,513	41,749

NOTE 45 - ASSETS HELD FOR SALE

	12/31/2019	12/31/2018
Generation	3,144,351	3,365,208
Transmission	399,168	790,226
Distribution	-	11,268,925
Total assets classified as held for sale	3,543,519	15,424,359
Generation	1,692,708	1,691,745
Transmission	-	4,299
Distribution	-	8,598,923
Total liabilities associated to assets classified as held for sale	1,692,708	10,294,967

Distribution

On November 8, 2017, the CPPI of the Presidency of the Republic approved Resolution No. 20 containing the minimum conditions and prices for the sale by Eletrobras of the shares representing its equity interest in the then subsidiaries Ceal, Cepisa, Eletroacre, Amazonas Distribuidora, Boa Vista and Ceron.

During the third and fourth quarters of 2018, the Company concluded the sale of control of Cepisa, Eletroacre, Boa Vista and Ceron. On March 18, 2019, Eletrobras transferred to Equatorial Energia S.A. the common and preferred shares issued by Ceal and, on April 10, 2019, transferred the common shares of Amazonas Distribuidora to the Consortium formed by the companies Oliveira Energia Geração e Serviços Ltda. and ATEM’S Distribuidora de Petróleo S.A.

As a result of the transfer of control of all distributors, since April 10, 2019, the Company has no balances related to assets held for sale for the distribution segment.

Generation and Transmission

On February 23, 2018, Eletrobras’ Board of Directors approved the sale of the equity interests of certain SPEs held by the Company and its subsidiaries. On July 25, 2019, the Board of Directors initiated Competitive Disposal Procedure No. 01/2019 aiming at the sale of the equity interests in 39 remaining SPEs of Auction No. 01/2018. Eletrobras considered IFRS 5 to assess that these SPEs met the criteria for classification as held for sale, as presented in the financial statements as of December 31, 2018.

The table below shows SPEs classified as held for sale as of December 31, 2019.

Lot	SPEs Wind Generation	Shareholding
A	Santa Vitória do Palmar Holding S.A. (WPP Verace I to X)	78.00%
	and Chuí Holding S.A. (WPP Chuí I, II, IV and V and Minuano I and II)
	Eólica Hermenegildo I S.A. (WPP Verace 24 to 27)	99.99%
B	Eólica Hermenegildo II S.A. (WPP Verace 28 to 31)	99.99%
	Eólica Hermenegildo III S.A. (WPP Verace 34 to 36)	99.99%
	Eólica Chuí IX S.A. (WPP Chuí 09)	99.99%
D	Chapada do Piauí I Holding S.A. (WPP Santa Joana IX to XVI)	49.00%
	Chapada do Piauí II Holding S.A. (WPP Santa Joana I, III, IV, V, VII and Santo Augusto IV)	49.00%
E	Vam Cruz I Participações S.A. (WPP Caiçara I and II and Junco I and II)	49.00%
G	Geradora e Comercializadora de Energia Elétrica S.A. (WPP Mangue Seco 2)	49.00%

Lot	SPEs Transmission	Shareholding
P	Companhia de Transmissão Centroeste de Minas S.A. (CENTROESTE)	49.00%
Q	Luziânia-Niquelândia Transmissora S.A. (LUZIÂNIA-NIQUELÂNDIA)	49.00%
R	Manaus Transmissora de Energia S.A. (MANAUS TR)	49.50%

The main assets and liabilities classified as held for sale as of December 31, 2019 are as follows:

Generation:

	Generation
	Eletrobras	Chesf	Santa Vitória do Palmar	Hermenegildo I	Hermenegildo II	Hermenegildo III	Chuí IX	Eliminations	Total
	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019	12/31/2019
Cash and cash equivalents	-	-	74,878	14,922	13,218	8,523	5,332	-	116,873
Customers	-	-	22,342	2,464	17	8	3	(2,457)	22,377
Taxes and social contributions	-	-	1,712	3,095	3,413	3,202	1,044	-	12,466
Fixed Assets	-	-	1,619,270	217,617	216,017	185,971	60,821	-	2,299,696
Intangible Assets	-	-	53,430	11,917	11,477	10,221	3,664	-	90,709
Investments	1,147,082	125,816	-	-	-	-	-	(1,055,658)	217,240
Other assets	-	-	229,174	46,596	49,834	46,193	13,331	(138)	384,990
Total assets of the subsidiary classified as held for sale	1,147,082	125,816	2,000,806	296,611	293,976	254,118	84,195	(1,058,253)	3,144,351

Suppliers	-	-	2,545	1,719	3,134	2,569	1,114	(361)	10,720
Loans and financing	-	-	863,213	132,254	131,860	112,341	37,974	-	1,277,642
Taxes and social contributions	-	-	1,871	785	773	635	246	-	4,310
Provisions for contingencies	-	-	439	-	-	-	-	-	439
AFAC	-	-	173,749	-	-	-	-	-	173,749
Other liabilities	-	-	136,527	28,339	25,095	26,332	9,555	-	225,848
Liabilities of the subsidiary associated with assets classified as held for sale	-	-	1,178,344	163,097	160,862	141,877	48,889	(361)	1,692,708

	Generation
	Eletrobras	Chesf	Santa Vitória do Palmar	Hermenegildo I	Hermenegildo II	Hermenegildo III	Chuí IX	Eliminations	Total
	12/31/2018	12/31/2018	12/31/2018	12/31/2018	12/31/2018	12/31/2018	12/31/2018	12/31/2018	12/31/2018
Cash and cash equivalents	-	-	76,719	13,230	10,460	5,894	3,669	-	109,972
Customers	-	-	22,974	1,464	1,311	1,409	433	-	27,591
Taxes and social contributions	-	-	1,229	2,087	2,402	2,351	725	-	8,794
PP&E	-	-	1,653,735	193,430	191,613	165,564	54,408	-	2,258,750
Intangible Assets	-	-	53,430	11,916	11,477	10,222	3,664	-	90,709
Investments	1,282,083	175,651	-	-	-	-	-	(942,043)	515,691
Other assets	-	-	182,878	51,702	54,777	49,718	14,626	-	353,701
Total assets of the subsidiary classified as held for sale	1,282,083	175,651	1,990,965	273,829	272,040	235,158	77,525	(942,043)	3,365,208

Suppliers	-	-	12,074	403	425	341	124	(388)	12,979
Loans and financing	-	-	900,017	138,891	138,939	118,373	40,014	-	1,336,234
Taxes and social contributions	-	-	2,802	491	462	420	151	-	4,326
Provisions for contingencies	-	-	680	516	528	501	-	-	2,225
AFAC	-	-	-	-	-	11,834	-	(11,834)	-
Other liabilities	-	-	284,124	25,548	23,188	23,924	8,597	(29,400)	335,981
Liabilities of the subsidiary associated with assets classified as held for sale	-	-	1,199,697	165,849	163,542	155,393	48,886	(41,622)	1,691,745

Transmission:

Investments in SPEs Transmission from Eletrobras classified as assets held for sale	12/31/2019
Companhia de Transmissão Centroeste de Minas	18,737
Luziania-Niquelandia Transmissora S.A.	31,182
MTE - Manaus Transmissora de Energia S.A.	349,249
399,168

	Transmission
	Eletrobras	Uirapuru	Eliminations	Total
	12/31/2018	12/31/2018	12/31/2018	12/31/2018
Cash and cash equivalents	-	1,999	-	1,999
Customers	-	3,030	-	3,030
Financial assets	-	65,333	-	65,333
Investments	760,299	-	(41,434)	718,865
Other assets	-	999		999
Total assets of the subsidiary classified as held for sale	760,299	71,361	(41,434)	790,226

Suppliers	-	6,341	(6,175)	166
Taxes and social contributions	-	107	-	107
Other liabilities	-	9,668	(5,642)	4026
Liabilities of the subsidiary associated with assets classified as held for sale	-	16,116	(11,817)	4,299

NOTE 46 - DISPOSAL OF SUBSIDIARIES AND AFFILIATES

46.1 - Sale of subsidiaries - Ceal and Amazonas Distribuidora

The subsidiaries Ceal and Amazonas Distribuidora, previously classified as held for sale, had their auctions held on December 10, 2018 and December 28, 2018, respectively. Sales of these subsidiaries were concluded on March 18, 2019 and April 10, 2019, respectively, with the signing of the share purchase and sale contract in accordance with the schedule established in the privatization auction. Eletrobras did not exercise the option to maintain participation in the subsidiaries, so Eletrobras no longer has shares in the companies.

As a result of the conclusion of the process of sale of the distributors, Equatorial Energia S.A. acquired the controlling interest of approximately 89.94% of the total capital of Ceal and the Consortium formed by the companies Oliveira Energia Geração e Serviços Ltda. and ATEM’S Distribuidora de Petróleo S.A. and acquired the controlling interest of approximately 90% of the total capital of Amazonas Distribuidora.

Eletrobras received, for the sale of the two distributors mentioned above, the amount of approximately R$ 100 and had a positive effect on the result of the year of R$ 3,284,975, due to the reversal of negative equity. The effect on disposal is recorded as a discontinued operation.

	Ceal	Amazonas D
Negative Equity	900,034	5,269,403
Other comprehensive income	(40,974)	(9,647)
Sale price	(50)	(50)
Gain on the disposal of distributors' shares	859,010	5,259,706

Income on discontinued operations
CEAL income recognized on the fiscal year as of the sale date	94,451
Amazonas D income recognized on the fiscal year as of the sale date	(1,176,127)
CEAL disposal effect - reversal of negative equity	859,060
Amazonas D disposal effect - reversal of negative equity	5,259,756
Provision for the Right of Reimbursement CCC	(1,752,165)
Income on discontinued operations	3,284,975

As part of the privatization modeling of Amazonas Distribuidora, the Company assumed obligations and rights in equivalent amounts, in accordance with the conditions set forth in CPPI Resolution No. 20 of November 8, 2017 and subsequent amendments, see notes 11 and 21.

46.2 - Sale of SPEs

Lot	SPE	Disposal Date	Buyer	Approximate Transaction Amount
Lot H	Pedra Branca S.A, São Pedro do Lago S.A, Sete Gameleiras S.A, Baraúnas I Energética S.A, Baraúnas II Energética S.A, Mussambê Energética S.A, Morro Branco I Energética S.A e Banda de Couro Energética S.A.	03/28/2019	Brennand Energia S.A	250,000
Lot N	Empresa de Transmissão do Alto Uruguai - ETAU	04/29/2019	TAESA S.A e DME Energética S.A	39,134
Lot L	Brasnorte Transmissora de Energia S.A - BRASNORTE	05/31/2019	TAESA S.A	76,000
Lot M	Companhia Transirapé de Transmissão - TRANSIRAPÉ	05/31/2019	TAESA S.A	77,000
Lot J	Uirapuru Transmissora de energia S.A	06/25/2019	Copel Geraçãp e Transmissão S.A	100,000
Lot O	Amazônia - Eletronorte Transmissora de Energia S.A - AETE	07/01/2019	APAETE Participações em Transmissão - APAETE	87,000
Lot F	Brasventos Eolo Geradora de Energia S.A, Rei dos Ventos 3 Geradora de Energia S.A e Brasventos Miassaba 3 Geradora de Energia S.A.	08/23/2019	Ventus Holding de Energia Eólica Ltda	178,000
Lot C	Eólica Serra das Vacas Holding - S.A	10/07/2019	Eólica Serra das Vacas Participações S.A	74,000
Lot K	Transmissora Matogressense de Energia S.A	11/13/2019	Alupar Investimento S.A	118,000

The effect of the sale of SPEs on December 31, 2019 was R$ 24,715.

NOTE 47 - DISCONTINUED OPERATIONS

The Company held auctions for the sale of its then subsidiaries in the distribution segment during 2018 in accordance with its PDNG. The then controlled companies Eletroacre, Cepisa, Ceron and Boa Vista had their share purchase and sale contracts signed in 2018, while Ceal and Amazonas Distribuidora had their controls transferred on March 18, 2019 and April 10, 2019, respectively.

As these companies represented all transactions in the distribution segment, transactions in this segment were presented in the financial statements as of December 31, 2018 as discontinued operations. Accordingly, the income statement and the accompanying notes to the comparative year of December 31, 2018 are being restated in accordance with IFRS 5, to present these distribution segment transactions separately from continuing operations.

We present below the results and cash flows of discontinued operations, the year ended December 31, 2019 with information from Ceal and Amazonas Distribuidora, and the period ended December 31, 2018, consisting of all distributors.

•	Result of discontinued operations:

	12/31/2019	12/31/2018	12/31/2017
		(Revised)
Net operating revenue	1,648,758	11,881,505	9,597,517
Operating costs	(1,540,551)	(7,294,157)	(7,109,832)
Operating expenses	(2,461,635)	(5,767,169)	(2,143,618)
Operating income before financial income	(2,353,428)	(1,179,821)	344,067

Net financial income	(337,401)	(1,572,694)	(3,502,329)
Effect on sale of subsidiary	6,118,816	2,967,098	-
Operating income before taxes	3,427,987	214,583	(3,158,262)

Income tax expense and social contribution	(143,012)	(313,806)	(14,659)
Profit (Loss) on discontinued operations	3,284,975	(99,223)	(3,172,921)

•	Effects on cash flow statement

	12/31/2019	12/31/2018	12/31/2017
		(Revised)
Operational Activities
Revenue before income tax and social contribution	3,427,987	214,583	(3,158,262)
Adjustments:
Depreciation and amortization	-	150,732	227,397
Monetary and exchange variations, net	5,396	(74,216)	(302,012)
Financial charges	361,536	2,264,293	3,609,616
Profit from the sale of shareholdings	(5,037,140)	(2,967,097)	(1,524,687)
Net operating provisions	2,058,053	2,475,670	1,046,973
Others	(1,416,476)	(136,601)	(664,140)
	(4,028,631)	1,712,780	2,393,147

Net profit from changes in operating assets and liabilities	451,783	(1,971,156)	(953,549)
Payment of financial charges	(36,404)	(40,088)	(121,073)
Payment of income tax and social contribution	(143,012)	(102,072)	-
Payment of refinancing of taxes and contributions - principal	(3,769)	(16,809)	(10,414)
Payment of legal contingencies	(48,000)	(227,204)	(74,066)
Judicial deposits	49	(116,610)	(2,116)
Net cash from operating activities	(379,997)	(546,575)	(1,926,333)

Financing activities
Loans and financing obtained	449,422	85,156	2,190,673
Payment of loans and financing - principal	(34,698)	(1,019,908)	(153,379)
Global reversal reserve resources	-	1,484,127	-
Others	-	(329)	(7,653)
Net cash from financing activities	414,724	549,046	2,029,641

Investment activities
Acquisition of property, plant and equipment	(60)	(17,538)	(23,844)
Acquisition of intangible assets	(746)	(20,014)	(34,107)
Others	7,143	7,406	(19,599)
Net cash from investment activities	6,337	(30,146)	(77,550)

Net cash from discontinued operations	41,064	(27,675)	25,758

NOTE 48 - SUBSEQUENT EVENTS

48.1	- Transfer of interest in Companhia de Transmissão Centroeste de Minas S.A.

On January 13, 2020, the Company received R$ 45 million, obtaining a net result in the operation of R$ 26.3 million, for the transfer of all the shares it held from Companhia de Transmissão Centroeste de Minas S.A., corresponding to 49% of the total capital stock, to Companhia Energética de Minas Gerais (CEMIG). With this transfer, 100% of the transfers from the SPEs sold in September 2018 are completed.

48.2      - Issuance of debt securities in the international market

On February 4, 2020, the Company completed the issuance of notes due in 2025 and 2030, in the amounts of US$ 500 million and US$ 750 million and annual interest rates of 3.625% and 4.625%, respectively. The proceeds from the issue of the Notes were mainly used for the acquisition offer, concluded on February 5, of the Company’s 2021 Notes. The Acquisition Offer was accepted by investors representing approximately 64.25% of the 2021 Notes in circulation, totaling a total acquisition of US$ 1,124 million.

48.3      - Furnas Debenture - Second Series

On February 20, 2020, debentures were subscribed in the total amount of R$ 800 million, of the second series of issue of the subsidiary Furnas, which will bear interest of 4.08% per year and maturing on November 15, 2029.

48.4      - Right to receive CCC credit

On March 10, 2020, ANEEL recognized the right to receive CCC credit to Ceron and Eletroacre in the amounts of R$ 1.9 billion and R$ 192 million, respectively, related to the inspection of benefits due in the period of July 30, 2009 to June 30, 2016, considered as the first period of the inspection process, and these credits were assigned to Eletrobras on the occasion of the privatization of said distributors.

These amounts recognized by ANEEL are in accordance with the amounts recorded in the Company’s financial statements, referring to the First Inspection Period. The other amounts assigned by Ceron and Eletroacre to Eletrobras and recorded in the financial statements refer to claims that will still be submitted to ANEEL’s Board of Directors after the conclusion of the second inspection period that covers the period from July 1, 2016 to April 30, 2017.

ANEEL’s Board of Directors also approved, on this date, the obligation to return R$ 2.1 billion, referring to the CCC’s monthly inspection and reprocessing process paid to Amazonas Distribuidora, from July 2016 to April 2017, referring to the Second Inspection Period. With this decision, Amazonas Distribuidora has completed its entire inspection process. The amount mentioned above was also assigned to Eletrobras in the privatization process of the distributor and is recorded in the Company’s financial statements.

48.5      - New WACC methodology - ANEEL

On March 10, 2020, ANEEL approved the new calculation methodology and the WACCs for the transmission, generation and distribution segments. The rates will be updated annually and will remunerate, during the tariff review cycle, the capital invested in the concession, in addition to being used provisionally for the authorization of reinforcements and transmission improvements. For the transmission segment, the actual after-tax WACC of 7.66% for 2018, 7.39% for 2019 and 6.98% for 2020 was approved. The Company is evaluating the possible impacts of this change.

48.6      - Coronavirus (COVID-19) - Impacts for Eletrobras

In March 2020, a global pandemic was declared by the World Health Organization related to the rapid increase in cases of diseases by the new coronavirus (COVID-19). The Company has been taking all measures to maintain the normality of its operations, given the strategic sector in which it operates, and has been following recommendations of governmental and health agencies in relation to its employees and service providers. Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the consequences that may result in the coming months in the Company's operations.

Our generation revenue comes from businesses carried out on (i) the Regulated Market (including the plants under the quota regime), (ii) the Free Market and (iii) the short-term market, in which the differences between the amounts generated, contracted and consumed are settled. Due to the reduction in economic activity, there may be instances of defaults by our counterparties.

We are also managers of the Itaipu and Proinfa commercialization accounts. If either account becomes negative, we use our own resources to meet the obligations and reestablish the balance of the accounts, with due compensation through the tariff of the following year (with respect to Itaipu) or in the revision of quotas (with respect to Proinfa). Any material default in any of these accounts could affect our cash flows.

In the transmission segment, our revenues are derived from tariffs defined by ANEEL. Accordingly, we currently see no indications that the outbreak of COVID-19 will have a significant impact on the revenues of our transmission segment. Despite low historical default rates, the current adverse scenario, magnified by over-contracting by the distribution companies and exchange rate devaluations, may lead to increased defaults in this segment.

Considering the possible decrease in our revenues, we might be required to record additional impairments, particularly in the case of SPEs that sell significant part of their energy generation in the Free Market. Other factors that may contribute to us having to record impairments are the increase in certain costs and expenses (especially those indexed in foreign currency) and/or possible difficulties with material suppliers.

The effects on the world economy and, particularly in Brazil, are not yet clear enough, nor how long these effects will last, or how much will be the eventual reduction in electricity consumption in Brazil and the duration of this reduction. However, the Company did not perceive until the date of these consolidated financial statements any relevant reductions on our revenues due to COVID-19.

48.7      - Dismissal of the Extraordinary Appeal Embargoes filed by Mendes Júnior Engenharia

On April 1st, the Extraordinary Appeal Embargoes filed by Mendes Júnior Engenharia S.A (“Mendes Junior”) against the subsidiary Companhia Hidro Elétrica do São Francisco (“Chesf”) were dismissed. The embargoes were filed in the scope of civil lawsuit in which Mendes Junior claimed the reimbursement of values that it would have allegedly raised in the financial market for the completion of the works of the Luiz Gonzaga Hydroelectric Plant (Itaparica). The lawsuit filed by Mendes Junior is classified, by Chesf, as remote loss risk. Considering that no more legal appeals are available under the referenced lawsuit, this one must be filed.

48.8      - Eletropar exclusion from the National Privatization Program (“PND”)

On April 1st, the Decree No. 10,304 2020, of the Presidency of the Republic was published in the Federal Government Official Gazette, excluding Eletrobras Participações S.A. (“ELETROPAR”) from the National Privatization Program (“PND”). The privatization of the Eletrobras System, under the terms of bill 5877/2019 (“PL”) will be analyzed within the scope of the National Congress, only after such approval measures can be taken to conclude the referred project.

48.9      - Cancellation of Ordinary and Extraordinary General Meetings

On April 7, considering the existing restrictions on the circulation and agglomerations of people due to COVID-19, the Company’s Board of Directors, upon recommendation of Eletrobras’ Executive Board, decided to cancel its Ordinary and Extraordinary General Meetings convened for April 30 2020, in accordance to the Provisional Measure 931 of 03/30/2020 (“MP”) and Resolution CVM 849 of 03/31/2020. The new date will be defined, within the limit of July 31, 2020, since the Company will await the evolution of COVID-19 and also the CVM regulations mentioned above.

48.10    - Compliance Officer

On April 7, 2020, Eletrobras informed its shareholders and the market in general that, given the context of the coronavirus pandemic, the Governance, Risks and Compliance Officer, Mrs. Lucia Maria Martins Casasanta, will remain in office after April 30, 2020, until the new director be selected and can assume the role without prejudice to activities. It should be noted that, in accordance with article 45 of Eletrobras’ Bylaws, the candidate for the position of Governance, Risks and Compliance Officer will be selected through the presentation of a triple list defined by a company specialized in executive headhunter.

48.11    - SPE Manaus Transmissora de Energia S.A. Sale

On April 14, 2020, the Board of Directors approved the binding offer made by Evoltz Participações S/A (“Evoltz”) for the acquisition of the entire stake of Eletrobras, corresponding to 49.5% of the total share capital, in the Special Purpose Company (“SPE”) Manaus Transmissora de Energia SA (“MTE”), in accordance with the Eletrobras Notice 01/2019 (“Notice”), of the Competitive Procedure of Sale No. 01/2019, referring to “Lot 6”. The amount of the proposal received, in the form of the Notice, is R$ 232,000,000.00 (two hundred and thirty-two million reais), referenced to 12/31/2018. The signing of the purchase and sale contract will take place in sequence and, subsequently, with the due approval of ANEEL, CADE and creditors, Evoltz will become the unique shareholder of MTE.

48.12     - Fortim Wind Complex

On April 20, 2020, Eletrobras informed its shareholders and the market in general that its subsidiary Furnas Centrais Elétricas S.A. (“Furnas”) completed on April 16, 2020 the energization of the wind turbines of the Fortim Wind Complex. The Fortim Wind Complex, located in Ceará, is formed by 5 (five) special purpose companies created from the New Energy Auction (A-5) held by ANEEL in December 2011, aiming to search for new wind generation projects for supply power. It consists of 41 wind turbines of 3 MW each, all of which are currently in Operation under Test. The completion of this venture represents an increase of 123 MW in Furnas’ installed capacity, corresponding to an annual revenue of approximately R$ 72 million.

48.13     - Sale of SPE Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A. (“MS2”)

On May 11, 2020, Eletrobras approved the binding offer made by the Pirineus Multi-Strategic Investment Fund (FIP Pirineus) for the acquisition of the entire holding of Eletrobras, corresponding to 49% of the total share capital, in the Special Purpose Company (SPE) Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica SA (MS2), in accordance with the Eletrobras Notice 01/2019, of the Competitive Sale Procedure 01/2019, referring to “Lot 5”. The value of the proposal received, in the form of the Notice, is R $ 33,000,001.00 (thirty-three million and one real), referenced to 12/31/2018. The purchase and sale contract will be signed in sequence and, subsequently, with the due approval of ANEEL, CADE and creditors, FIP Pirineus will have a 49% interest in MS2.

Wilson Ferreira Junior

Chief Executive Officer

Elvira Baracuhy Cavalcanti Presta

Chief Financial and Investor Relations Officer

Luiz Augusto Pereira de Andrade Figueira

Chief Management and Sustainability Officer

Lucia Casasanta

Chief Governance, Risks and Compliance Officer

Márcio Szechtman

Chief Transmission Officer

Pedro Luiz de Oliveira Jatobá

Chief Generation Officer

Rodrigo Villela Ruiz

Accountant - CRC-RJ 088488/O-9S