Form 20-F/A
period 2019-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2020-07-06
CIK 1439124

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

☐ Yes ☒ No

Explanatory Note — Amendment

This Amendment amends our Annual Report on Form 20-F for the year ended December 31, 2019 (“Annual Report”) dated May 19, 2020, as filed with the U.S. Securities and Exchange Commission on May 19, 2020 and is being filed solely for the purpose of including the 2019 financial statements of Companhia de Transmissão de Energia Elétrica Paulista — CTEEP as Companhia de Transmissão de Energia Elétrica Paulista — CTEEP met the criteria set forth in Rule 3-09 of Regulation S-X in 2017.

This Amendment speaks as of the initial filing date of the Annual Report. Other than as expressly set forth above, no part of the Annual Report is being amended. Accordingly, other than as discussed above, this Amendment does not purport to amend, update or restate any other information or disclosure included in the Annual Report or reflect any events that have occurred after the initial filing date of the Annual Report. As a result, our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 continues to speak as of May 19, 2020 or, to the extent applicable, such other date as may be indicated in the Annual Report.

CONTENTS

		Page
ITEM 17.	Financial Statements	1
ITEM 18.	Financial Statements	1
ITEM 19.	Exhibits	1

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

In 2018 and 2019, none of our affiliated entities was a significant entity under Rule 3-09 of Regulation S. In 2017 our affiliate CTEEP — Companhia de Transmissão de Energia Elétrica Paulista met the 3-09 requirements of Regulation S-X. Please see attached the financial statements of that entity as of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019.

ITEM 19. EXHIBITS

2.1	Second Amended and Restated Deposit Agreement between Centrais Elétricas Brasileiras S.A.—Eletrobras and Citibank, N.A., incorporated herein by reference from our Form F-6, filed on August 1, 2017, File No. 333-219600.

2.2	Second Amended and Restated Deposit Agreement between Centrais Elétricas Brasileiras S.A.—Eletrobras and Citibank, N.A., incorporated herein by reference from our Form F-6, filed on August 1, 2017, File No. 333-219599.

2.3	Description of Securities, incorporated by reference to Exhibit 2.3 to our Annual Report on Form 20-F (File No. 001-34129), filed on May 19, 2020.

2.4	The total amount of long-term debt securities of our company and our subsidiaries under any one instrument does not exceed 10% of the total assets of our company and our subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.2	By-Laws of Centrais Elétricas Brasileiras S.A. — Eletrobras (English translation), dated November 30, 2017, incorporated by reference to Exhibit 3.2 to our Annual Report on Form 20-F (File No. 001-34129), filed on May 19, 2020.

4.1	Itaipu treaty signed by Brazil and Paraguay—Law No. 5,899 of July 5, 1973, incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

8.1	List of subsidiaries, incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F (File No. 001-34129), filed on May 19, 2020.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

13.1	Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

13.2	Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

15.2	Auditor’s Letter Regarding Change in External Auditor, incorporated by reference to Exhibit 15.2 to our Annual Report on Form 20-F (File No. 001-34129), filed on May 19, 2020.

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to its Annual Report on its behalf.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS

July 6, 2020	By:	/s/ Wilson Pinto Ferreira Junior
Name: Wilson Pinto Ferreira Junior
Title: Chief Executive Officer

By:	/s/ Elvira Baracuhy Cavalcanti Presta
Name: Elvira Baracuhy Cavalcanti Presta
Title: Chief Financial and Investor Relations Officer

2

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

São Paulo, Brazil

April 27, 2018

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista

Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS).

December 31, 2019 (unaudited), 2018 (unaudited) and 2017

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Balance sheets
As of December 31, 2019 (unaudited) and 2018 (unaudited)
(In thousands of reais, unless otherwise stated)

Assets	Note	2019 (unaudited)	2018 (unaudited)
Current assets
Cash and cash equivalents	5	595,971	16,740
Short-term investments	6	2,068,611	680,909
Concession assets	7	2,061,882	2,086,298
Inventories		103,818	39,173
Taxes and recoverable taxes	9	32,335	29,521
Derivative financial instruments	31	19,202	-
Restricted cash		1,876	1,787
Receivables from related parties	30	703	323
Prepaid expenses		4,677	8,384
Other		44,373	36,509

		4,933,448	2,899,644

Noncurrent assets
Long-term assets:
Restricted cash		46,515	42,268
Concession assets	7	12,599,151	12,047,558
Receivables – State Finance Department	8	1,576,332	1,426,083
Guarantees and restricted deposits	10	52,886	66,987
Inventories		13,006	13,551
Deferred income and social contribution taxes	29(b)	1,144	9,037
Post-employment benefit - actuarial surplus	22(a)	43,024	105,444
Derivative financial instruments	31	-	2,643
Other		24,011	25,236

		14,356,069	13,738,807

Investments	11	2,198,004	1,848,092
Property, plant and equipment	12	86,377	25,539
Intangible assets	13	25,196	30,142

		2,309,577	1,903,773

		16,665,646	15,642,580

Total assets		21,599,094	18,542,224

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Balance sheets
As of December 31, 2019 (unaudited) and 2018 (unaudited)
(In thousands of reais, unless otherwise stated)

Liabilities	Note	2019 (unaudited)	2018 (unaudited)
Current liabilities
Borrowings and financing	14	709,928	333,787
Debentures	16	367,508	23,707
Leases	15	9,948	280
Trade accounts payables		167,774	88,358
Taxes and payroll charges payable	17	92,106	54,382
Regulatory charges payable	19	48,336	40,262
Interest on capital and dividends payable	24(b)	102,079	7,835
Payroll and related taxes	20	33,341	37,047
Payables - Funcesp	22	2,173	4,250
Other		82,632	36,790

		1,615,825	626,698
Noncurrent liabilities
Borrowings and financing	14	637,448	1,215,457
Debentures	16	1,528,971	1,441,504
Leases	15	39,948	232
Deferred PIS and Cofins (taxes on revenue)	18	1,185,323	1,176,566
Deferred income tax and social contribution	29(b)	2,673,970	2,603,438
Regulatory charges payable	19	41,236	35,925
Provisions	21	62,367	90,708
Global Reversal Reserve (RGR)	23	16,612	19,093
Derivative financial instruments	31	135	-
Other		35,652	33,078

		6,221,662	6,616,001
Equity
Capital	24(a)	3,590,020	3,590,020
Capital reserves	24(c)	666	666
Earnings reserves	24(d)	8,172,442	7,404,769
Other comprehensive income	24(e)	31,191	73,192

		11,794,319	11,068,647

Non-controlling interests in investment funds		1,967,288	230,878

		13,761,607	11,299,525

Total liabilities and equity		21,599,094	18,542,224

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Income statements
Years ended December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

	Note	2019 (unaudited)	2018 (unaudited)	2017
Net operating revenue	25.1	3,305,155	3,184,654	2,701,193
Costs on infrastructure implementation, operation & maintenance and services provided	26	(952,177)	(725,246)	(593,278)

Gross profit		2,352,978	2,459,408	2,107,915

Operating income (expenses)
General and administrative expenses	26	(178,900)	(154,746)	(122,112)
Management fees	26 and 30	(16,219)	(11,890)	(8,282)
Other operating income (expenses), net	28	3,525	(34,736)	(55,006)
Share of profit of investees	11	179,788	200,822	124,806
		(11,806)	(550)	(60,594)

Profit before finance income (costs) and income taxes		2,341,172	2,458,858	2,047,321

Finance income	27	439,041	352,778	123,673
Finance expenses	27	(624,300)	(494,992)	(189,889)
		(185,259)	(142,214)	(66,216)

Profit before income tax and social contribution		2,155,913	2,316,644	1,981,105

Income tax and social contribution
Current	29	(276,796)	(407,423)	(354,491)
Deferred	29	(99,666)	(13,976)	(241,154)
		(376,462)	(421,399)	(595,645)

Profit for the year		1,779,451	1,895,245	1,385,460

Attributable to:
Controlling shareholders		1,762,631	1,881,668	1,365,512
Non-controlling interests		16,820	13,577	19,948

Basic earnings per share	24(f)	3.31559	3.53950	2.56859

Diluted earnings per share	24(f)	3.31534	3.53938	2.56850

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Statements of comprehensive income
Years ended December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

	Note	2019 (unaudited)	2018 (unaudited)	2017
Profit for the year		1,779,451	1,895,245	1,385,460

Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:
Post-employment benefit - Actuarial Surplus	22(a)	44,975	107,360	-
Deferred income tax and social contribution	29(b)	(15,292)	(36,502)	-
Adjustment – subsidiaries financial instruments under the equity method	31(a)	1,556	2,408	-
Deferred income tax and social contribution	29(b)	(48)	(74)	-

Total other comprehensive income, net		31,191	73,192	-

Total comprehensive income for the year		1,810,642	1,968,437	1,385,460

Attributable to:
Controlling shareholders		1,793,822	1,954,860	1,365,512
Non-controlling interests		16,820	13,577	19,948

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Statements of changes in equity
Years ended December 31, 2019 (unaudited), and 2018 (unaudited)
(In thousands of reais, unless otherwise stated)

					Earnings reserves
	Note	Capital	Capital reserves	Funds intended for capital increase	Legal reserve	Statutory reserve	Earnings retention reserve	Unrealized special earnings reserve	Retained earnings	Additional dividends proposed	Other comprehensive income	Total	Noncontrolling interests	Total
At December 31, 2017		3,590,020	666	-	542,763	496,691	1,491,748	4,778,136	-	84,693	-	10,984,717	214,939	11,199,656

Adoption IFRS 15, effective January 01, 2018	24(d)	-	-	-	-	-	-	-	198,051	-	-	198,051	-	198,051
Recognition of special unrealized earnings reserve - adoption IFRS 15	-	-	-	-	-	-	-	198,051	(198,051)	-	-	-	-	-
Additional dividends proposed	24(b)	-	-	-	-	-	-	-	-	(84,693)	-	(84,693)	-	(84,693)
Forfeited dividends	-	-	-	-	-	-	-	-	1,017	-	-	1,017	-	1,017
Acquisition of additional interest from noncontrolling shareholders	-	-	-	-	-	-	-	-	-	-	-	-	2,362	2,362
Other comprehensive income
Post-employment benefit - actuarial surplus	22(a)	-	-	-	-	-	-	-	-	-	107,360	107,360	-	107,360
Deferred income tax and social contribution	29(b)	-	-	-	-	-	-	-	-	-	(36,502)	(36,502)	-	(36,502)
Adjustment - subsidiaries’ financial instruments under the equity method	24(e)	-	-	-	-	-	-	-	-	-	2,408	2,408	-	2,408
Deferred income tax and social contribution	24(e)	-	-	-	-	-	-	-	-	-	(74)	(74)	-	(74)
Profit for the year		-	-	-	-	-	-	-	1,881,668	-	-	1,881,668	13,577	1,895,245
Profit allocation:
Recognition of legal reserve	24(b)	-	-	-	94,083	-	-	-	(94,083)	-	-	-	-	-
Recognition of statutory reserve	24(b)	-	-	-	-	357,517	-	-	(357,517)	-	-	-	-	-
Recognition of special unrealized earnings reserve, net	24(b)	-	-	-	-	-	-	62,415	(62,415)	-	-	-	-	-
Recognition of earnings retention reserve	24(b)	-	-	-	-	-	143,670	-	(143,670)	-	-	-	-	-
Interest on capital (R$3.593960 per share)	24(b)	-	-	-	-	-	-	-	(592,000)	-	-	(592,000)	-	(592,000)
Interim dividends (R$4.615728 per share)	24(b)	-	-	-	-	-	(760,305)	-	-	-	-	(760,305)	-	(760,305)
Interim dividends (R$3.842866 per share)	24(b)	-	-	-	-	-	-	-	(633,000)	-	-	(633,000)	-	(633,000)
At December 31, 2018 (unaudited)		3,590,020	666	-	636,846	854,208	875,113	5,038,602	-	-	73,192	11,068,647	230,878	11,299,525

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Statements of changes in equity
Years ended December 31, 2019 (unaudited), and 2018 (unaudited)
(In thousands of reais, unless otherwise stated)

					Earnings reserves
	Note	Capital	Capital reserves	Funds intended for capital increase	Legal reserve	Statutory reserve	Earnings retention reserve	Unrealized special earnings reserve	Retained earnings	Additional dividends proposed	Other comprehensive income	Total	Noncontrolling interests	Total
At December 31, 2018 (unaudited)		3,590,020	666	-	636,846	854,208	875,113	5,038,602	-	-	73,192	11,068,647	230,878	11,299,525

Forfeited dividends		-	-	-	-	-	-	-	302	-	-	302	-	302
Acquisition of additional interest from noncontrolling shareholders		-	-	-	-	-	-	-	-	-	-	-	1,719,590	1,719,590
Other comprehensive income
Post-employment benefit - actuarial surplus	22(a)	-	-	-	-	-	-	-	-	-	(62,385)	(62,385)	-	(62,385)
Deferred income tax and social contribution	29(b)	-	-	-	-	-	-	-	-	-	21,210	21,210	-	21,210
Adjustment - subsidiaries’ financial instruments under the equity method	24(e)	-	-	-	-	-	-	-	-	-	(852)	(852)	-	(852)
Deferred income tax and social contribution	24(e)	-	-	-	-	-	-	-	-	-	26	26	-	26
Profit for the year		-	-	-	-	-	-	-	1,762,631	-	-	1,762,631	16,820	1,779,451
Profit allocation:
Recognition of legal reserve	24(b)	-	-	-	81,158	-	-	-	(81,158)	-	-	-	-	-
Recognition of statutory reserve	24(b)	-	-	-	-	336,295	-	-	(336,295)	-	-	-	-	-
Recognition of special unrealized earnings reserve		-	-	-	-	-	-	428,021	(428,021)	-	-	-	-	-
Interest on capital (R$0.562186 per share)	24(b)								(370,415)	-	-	(370,415)	-	(370,415)
Interest on capital (R$0.339126 per share)	24(b)	-	-	-	-	-	-	-	(223,444)	-	-	(223,444)	-	(223,444)
Interim dividends (R$0.445535 per share)	24(b)	-	-	-	-	-	(77,801)	-	(215,755)	-	-	(293,556)	-	(293,556)
Interest on capital (R$0.163679 per share)	24(b)	-	-	-	-	-	-	-	(107,845)	-	-	(107,845)	-	(107,845)

At December 31, 2019 (unaudited)		3,590,020	666	-	718,004	1,190,503	797,312	5,466,623	-	-	31,191	11,794,319	1,967,288	13,761,607

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Statements of cash flows
Years ended December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

	2019 (unaudited)	2018 (unaudited)	2017
Operating activities
Profit for the year	1,779,451	1,895,245	1,385,460
Adjustments to reconcile profit to cash provided by operating activities
Deferred PIS and Cofins (note 18)	8,757	(29,041)	87,778
Depreciation and amortization (note 26)	19,963	9,214	9,627
Deferred income tax and social contribution (note 29 (b))	99,666	13,976	241,154
Lawsuits (note 21 (a))	(13,940)	(27,070)	(49,821)
Residual cost of property and equipment/intangible assets disposed of (notes 12 and 13)	2,402	599	510
Tax benefits - merged goodwill	36	37	37
Realization of concession assets in acquisition of subsidiary (note 11 (a))	2,490	2,490	2,490
Realization of loss in jointly controlled subsidiary (note 11 (a))	(1,966)	(2,093)	(2,195)
Gain on acquisition of control	-	24,756	(5,042)
Share of profit (loss) of investee (note 11 (a))	(179,788)	(200,822)	(124,806)
Interest, inflation adjustments and exchange rate changes of assets and liabilities	223,685	186,416	145,426

	1,940,756	1,873,707	1,690,618

(Increase) decrease in assets
Restricted cash	(4,336)	(5,494)	(7,631)
Concession assets	(525,212)	(341,920)	(1,152,922)
Inventories	(64,099)	21,949	(4,438)
Recoverable taxes	(2,814)	(14,546)	(3,316)
Prepaid expenses	3,707	(3,765)	5,696
Sureties and judicial deposits	16,328	4,478	6,761
Receivables - Finance Department	(150,249)	(113,292)	(162,433)
Receivables from subsidiaries	(124)	580	1,945
Other	(6,641)	(16,090)	1,832

	(733,440)	(468,100)	(1,314,506)

Increase (decrease) in liabilities
Trade payables	79,161	15,212	24,598
Taxes and payroll charges payable	37,762	(36,585)	59,683
Payroll and related taxes	(3,706)	656	2,668
Taxes in installments	-	(58,146)	(86,777)
Regulatory charges payable	10,675	2,355	20,423
Provisions	(22,033)	(13,142)	-
Payables - Funcesp	(2,077)	2,194	(3,439)
Global Reversal Reserve (RGR)	(2,481)	(2,480)	-
Other	46,080	(1,294)	11,157

	143,381	(91,230)	28,313

Net cash provided by operating activities	1,350,697	1,314,377	404,425

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Statements of cash flows
Years ended December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

	2019 (unaudited)	2018 (unaudited)	2017
Investing activities
Short-term investments	348,708	(54,966)	(237,724)
Property and equipment (note 12)	(18,534)	(6,988)	(1,553)
Intangible assets (note 13)	(2,871)	(797)	(4,039)
Investments (note 11)	(185,000)	(51,381)	(119,113)
Cash acquired in business combinations	-	3,667	479
Dividends received (note 11 (a))	14,876	7,752	-

Net cash (used in) provided by investing activities	157,179	(102,713)	(361,950)

Financing activities

Additions to borrowings and debentures (notes 14 and 16)	509,325	1,430,910	962,500
Additions to leases (note 15)	-	696	-
Repayment of borrowings and debentures (principal) (notes 14 and 16)	(336,849)	(453,093)	(250,123)
Repayment of borrowings and debentures (interest) (notes 14 and 16)	(169,721)	(119,888)	(96,725)
Lease payments (note 15)	(12,165)	(358)	-
Transactions with noncontrolling shareholders	(16,820)	(13,577)	(19,948)
Derivative financial instruments	(1,701)	18,059	-
Dividends and interest on capital paid (note 24 (b))	(900,714)	(2,064,258)	(636,118)

Net cash used in financing activities	(928,645)	(1,201,509)	(40,414)

Increase in cash and cash equivalents, net	579,231	10,155	2,061

Cash and cash equivalents as of January 1	16,740	6,585	4,524
Cash and cash equivalents as of December 31	595,971	16,740	6,585

Changes in cash and cash equivalents	579,231	10,155	2,061

The total income tax and social contribution paid by the Company in 2019 (unaudited) was R$511,800 (R$427,058 in 2018 (unaudited) and R$293,095 in 2017), of which R$252,806 in 2019 (unaudited) (R$298,841 in 2018 (unaudited) and R$204,034 in 2017) due to accounts receivable collected - Law No. 12.783 – SE.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

Highlights:

Significant accounting, regulatory and economic matters for the current reporting period:

•	Accounting - New Standards

IFRS16 – Leases became effective on January 01, 2019 (Notes 3.23 and 15).

•	Regulatory - Periodic Tariff Revision (RTP)

The Periodic Tariff Revision (RTP) for CTEEP’s Contract No. 059/2001 was postponed to July 2020, with effect retrospective to July 2018, according to Technical Note No. 115/2019-SGT/ANEEL.

In June 2019, there were periodic tariff revisions for subsidiaries IE Sul and IE Pinheiros and the jointly controlled subsidiary IE Madeira, according to Authorizing Resolution REH No. 2.556 (Note 25.2).

•	Economic

(i)   In the appraisal of the actuarial pension plan assets, an interest rate of 3.32% p.a. was used in 2019 and 5.01% p.a. in 2018, which was determined based on market inputs of December 12, 2019 for returns on NTN-B (Note 22 (a)). The Company’s Management has continuously monitored the actuarial pension plan valuation due to the instability in the interest rate, which is determined based on market data as to the returns from the National Treasury Bonds (NTN-B).

(ii)  The year-to-date IPCA was 3.17% in 2019 and 4.05% in 2018. IPCA is the index used to adjust the annual revenue (RAP) and is also used to adjust amounts receivable from financial assets and contract assets (Note 25.2).

1	General information

1.1	Corporate purpose

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (“ISA CTEEP”, “CTEEP” or “Company”) is a Brazilian publicly-held company authorized to operate as an electric power public service concessionaire, and is principally engaged in the planning, infrastructure implementation, and operation and maintenance of subordinated power transmission systems. The Company’s headquarters are located at Avenida das Nações Unidas, 14.171, Torre C Cristal, andar 5,6 e 7, Vila Gertrudes, in the city of São Paulo, State of São Paulo. In performing its operating activities, the Company is required to make investments and manage research & development programs related to power transmission and other activities related to the technology available. These activities are regulated and supervised by the National Electric Power Agency (“ANEEL”).

The Company derived from a partial spin-off of Companhia Energética de São Paulo (“CESP”) and started to operate on April 1, 1999. On November 10, 2001, the Company merged EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. (“EPTE”), which was originated from the partial spin-off of Eletropaulo - Eletricidade de São Paulo S.A. In a privatization auction held on June 28, 2006, the State Government of São Paulo sold the common shares held by it, corresponding to 50.10% of the common shares issued by CTEEP. The winning bidder was Interconexión Eléctrica S.A. E.S.P. (“ISA”).

Currently, the Company is consolidated in the electric power transmission sector, operating as a group, directly controls 12 companies and have shared control of other five companies, which, together, hold 25 concession agreements (note 1.2) and 18.6 kilometers of lines built and more than 2 thousand kilometers in the pre-operating stage. On December 19, 2019, the Company won 3 lots at Transmission Auction No. 02/2019, held by ANEEL,which will add 379 km of transmission lines and 4.3 thousand MVA to the Company’s assets. The works are scheduled to be built between 42 and 60 months. The concession assets of these projects will be signed throughout 2020.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

The Company’s shares are traded in the Level 1 segment of B3 S.A. - Brasil, Bolsa, Balcão, under the ticker symbols TRPL3 and TRPL4. Additionally, CTEEP has an American Depositary Receipts (ADRs) program - Rule 144 A in the United States. The depositary of the ADRs is JP Morgan Chase Bank and the custodian is Banco Santander.

The Company has adopted B3’s Differentiated Corporate Governance Practices - Level 1 since September 2002. The commitments undertaken as a result of this adhesion ensure greater transparency from the Company towards the market, investors and shareholders, thus facilitating the monitoring of Management’s actions.

The Company is a member of Brasil Amplo Index (IBRA), Brazil 100 Index, Dividends Index, Electric Power Index, Trade Corporate Governance Index, Index of Shares with Corporate Governance, MidLarge Cap Index and Public Utility Index.

1.2	Concessions

The Company and its subsidiaries are authorized to operate the following concession agreements relating to electric energy transmission services:

					Periodic Tariff Revision (RTP)			Annual Permitted Revenue - RAP
Concessionaire	Contract	Stake (%)	Term/ (years)	Maturity	Term/ years	Next	Adjust. index	R$ thousand	Base Month
CTEEP (i)	059/2001		30	12.31.42	5	2024	IPCA	2,579,079	06/19

Subsidiaries
IE Serra do Japi	143/2001	100	30	12.20.31	n/a	n/a	IGPM	16,476	06/19
IEMG	004/2007	100	30	04.23.37	5	2022	IPCA	19,030	06/19
IENNE	001/2008	100	30	03.16.38	5	2023	IPCA	46,371	06/19
IE Pinheiros	012/2008	100	30	10.15.38	5	2024	IPCA	10,677	06/19
IESul	013/2008	100	30	10.15.38	5	2024	IPCA	5,777	06/19
IE Pinheiros	015/2008	100	30	10.15.38	5	2024	IPCA	35,337	06/19
IESul	016/2008	100	30	10.15.38	5	2024	IPCA	12,166	06/19
IE Pinheiros	018/2008	100	30	10.15.38	5	2024	IPCA	5,865	06/19
Evrecy	020/2008	100	30	07.17.25	4	2021	IGPM	10,401	06/19
IE Serra do Japi	026/2009	100	30	11.18.39	5	2020	IPCA	41,840	06/19
IE Pinheiros	021/2011	100	30	12.09.41	5	2022	IPCA	5,495	06/19
IE Itaúnas	018/2017	100	30	02.10.47	5	2022	IPCA	52,453	06/19
IE Tibagi	026/2017	100	30	08.11.47	5	2023	IPCA	20,205	06/19
IE Itaquerê	027/2017	100	30	08.11.47	5	2023	IPCA	50,794	06/19
IE Itapura	042/2017	100	30	08.11.47	5	2023	IPCA	11,800	06/19
IE Aguapeí	046/2017	100	30	08.11.47	5	2023	IPCA	59,037	06/19
IE Biguaçu	012/2018	100	30	09.20.48	5	2024	IPCA	40,426	06/19
IE Itapura	021/2018	100	30	09.20.48	5	2024	IPCA	10,695	06/19
Lot 1 (ii)	-	100	30	-	5	2025	IPCA	37,748	RAP auctioned
Lot 6 (ii)	-	100	30	-	5	2025	IPCA	5,316	RAP auctioned
Lot 7 (ii)	-	100	30	-	5	2025	IPCA	32,887	RAP auctioned

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

Jointly-controlled subsidiaries
IEMadeira	013/2009	51	30	02.25.39	5	2024	IPCA	272,917	06 /19
IEMadeira (iii)	015/2009	51	30	02.25.39	5	2024	IPCA	237,604	06 /19
IEGaranhuns	022/2011	51	30	12.09.41	5	2022	IPCA	90,917	06 /19
Paraguaçu	003/2017	50	30	02.10.47	5	2022	IPCA	118,479	06 /19
Aimorés	004/2017	50	30	02.10.47	5	2022	IPCA	79,374	06 /19
Ivaí	022/2017	50	30	08.11.47	5	2023	IPCA	294,001	06 /19

(i)	In CTEEP, the Annual Permitted Revenue (“RAP”) relating to the Existing Service (“SE”) assets is R$1,531,817 as of June 2019. The Periodic Tariff Revision (RTP) by the transmission concessionaires was postponed to July 2020, with effects retrospective to July 2018, according to Technical Note No. 115/2019-SGT/ANEEL.

(ii)	Lots won at ANEEL Auction No. 02/2019, of December 2019, and concession agreements are scheduled to be signed by March 2020.

(iii)	On May 12, 2014, the facilities under Concession Agreement 015/2009 for the jointly controlled entity IEMadeira were completed and delivered to the National Electric System Operator (“ONS”) for testing. Due to system and third parties’ restrictions at that time, ONS issued the Partial Authorization Agreement (“TLP”) for provisional commercial operation and released the payment of the Annual Permitted Revenue (RAP) for Bipole 2 Converters, with a 10% reduction, due to the existence of certain non-restrictive pending aspects. The commissioning tests for Bipole 2 Converters were initiated on March 13, 2015, when all system and third parties’ restrictions ceased to exist and ONS issued the respective Testing Authorization Instruments (TLTs).

In June 2015, the first power transmission occurred. This date was considered by ANEEL as the date on which the commercial operations of Bipole 2 converters were started. There were still some non-restrictive pending aspects which were both its and third parties’ responsibility, the main one was the completion of the Joint Studies, in ONS’s Real-time Digital Simulator.

Once Joint Studies were completed, ONS attested the clearance of all non-restrictive pending aspects and issued the Final Authorization Instruments (“TLDs”), ensuring that IE Madeira may receive the RAP from Bipole 2 converters beginning September 2019.

All concession arrangements above provide for the right of compensation from concession-related assets at the end of their term. For agreements subject to periodic tariff revision, according to ANEEL regulations, yielding income on investments in expansion, enhancements and improvements is provided for.

Law No. 12.783/2013

The Extraordinary Shareholders Meeting of December 03, 2012 unanimously approved the extension of Concession Agreement No. 059/2001, under Law No. 12.783/2013, to December 2042, ensuring the Company the right to receive the amounts relating to NI (*) and SE assets (**).

For amounts relating to NI assets, equivalent to R$2,891,291, according to Interministerial Ruling No. 580, were received from 2013 and 2015 (note 7).

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

For the SE amounts, ANEEL Order No. 1484/17, of May 30, 2017, recognized as the total value of the assets the amount of R$4,094,440 as of December 31, 2012. The initial impact of RBSE amounts was accounted for in September 2016, and the additional amount recognized by ANEEL was recognized during the second quarter of 2017 in “Trade receivables (concession assets)” (note 7 (a) (ii)).

As disclosed in a material fact notice of April 11, 2017, a temporary injunction granted in connection with a lawsuit filed by three business associations determined the exclusion, on a provisional basis, of the “remuneration” portion provided for in article 15, paragraph 2, of Law No. 12783/13 and consequent recalculation of the Annual Permitted Revenues (RAPs) by ANEEL. In complying with such injunction, ANEEL issued Technical Notice No. 170/17 providing for the new calculation whereby the capital cost was excluded from the RAP amounts (note 7). Based on the opinion of its legal counsel, the Company understands that this is a provisional order and that the Company’s right to receive the RBSE asset amounts is assured by law. Therefore, no adjustment to the amount recorded through December 31, 2019 was deemed necessary.

(*) NI – facilities energized as of June 1, 2000.

(**) SE – facilities of nondepreciated assets existing on May 31, 2000.

2	Presentation of financial statements

2.1	Basis of preparation and presentation

The consolidated financial statements identified as “CTEEP and its subsidiaries” have been prepared in compliance with the IFRS as issued by the International Accounting Standards Board – IASB.

The consolidated financial statements were prepared considering the historical cost, except when otherwise stated, as described in the accounting practices below. The historical cost is based on the fair value of the consideration paid in exchange for assets.

2.2	Functional and presentation currency

The financial statements of CTEEP are presented in Brazilian reais, the currency of the main economic environment where the companies operate (“functional currency”).

2.3	Critical accounting judgments and key estimates and assumptions

The preparation of individual and consolidated financial statements requires Management to make judgments using estimates and assumptions based on objective and subjective factors and on the legal counsel’s and actuarial advisors’ opinion, to determine the appropriate amounts for recording certain transactions that affect assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

These judgments, estimates and assumptions are revised at least annually, and any adjustments are recognized in the period in which estimates are revised.

Critical judgments, estimates and assumptions are related to the following aspects:

•	Recognition of deferred tax assets or liabilities (note 29 (b)).

•	Analysis of the credit risk and other risks for the determination of the need to recognize provisions, including provision for tax, civil and labor risks (note 21).

•	Accounting for concession agreements.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

In accounting for concession agreements, the Company makes analyses that require Management’s judgment, substantially, on the applicability of the interpretation of concession agreements, determination and classification of revenues from infrastructure implementation, expansion, reinforcements and improvements as contract assets.

•	Recognition of the contract asset (note 7)

The Company’s management assesses the timing to recognize concession assets based on the economic features of each concession agreement. A contract asset arises when the concessionaires fulfills its obligation to build and implement the transmission infrastructure, with revenue being recognized over the term of the project. The contract asset is recorded with a balancing entry to infrastructure revenue, which is recognized as expenditures are incurred. The indemnifiable portion of the contract asset is identified when the infrastructure implementation is completed.

•	Determination of the discount rate of the contract asset (note 7)

The rate applied to the contract asset is the regulatory WACC or the WACC of the auction that represents the Company’s estimate for the compensation from the transmission infrastructure investments, since it considers the specifics of the business.The rate to price the financial component of the contract asset is established at the date of start of each concession agreement. When the Grantor revises or adjusts the revenue, the Company is entitled to receive, the bookkept contract asset amount is adjusted to reflect the revised flows, and the adjustment is recognized as income or expenses in profit or loss.

•	Determination of infrastructure revenue (note 25.1)

When the concessionaire provides infrastructure implementation services, the infrastructure revenue at fair value and the respective costs relating to the infrastructure implementation services are recognized, taking into consideration that sufficient margin to cover infrastructure implementation costs and charges is embedded in the projects.

•	Determination of operation and maintenance revenues (note 25.1)

When the concessionaire provides operation and maintenance services, revenue at fair value, based, among others, on the amounts estimated by the Grantor, and the respective costs are recognized, according to the consideration paid for the services.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

2.4	Consolidation procedures

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

Control is obtained when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power in the investee.

Subsidiaries are fully consolidated from the date control is obtained until the date on which control ceases to exist.

As of December 31, 2019, 2018 and 2017, equity interests in subsidiaries were as follows:

		Equity interest - %
	Reporting date	12.31.2019 (unaudited)		12.31.2018 (unaudited)	12.31.2017
Subsidiaries
Interligação Elétrica Serra do Japi S.A. (Serra do Japi)	12.31.2019	100		100	100
Interligação Elétrica de Minas Gerais S.A. (IEMG)	12.31.2019	100		100	100
Interligação Elétrica Norte e Nordeste S.A. (IENNE)	12.31.2019	100		100	100
Interligação Elétrica Pinheiros S.A. (Pinheiros)	12.31.2019	100		100	100
Interligação Elétrica do Sul S.A. (IESul)	12.31.2019	100		100	50
Evrecy Participações Ltda. (Evrecy)	12.31.2019	100		100	100
Interligação Elétrica Itaúnas S.A. (Itaúnas)	12.31.2019	100		100	100
Interligação Elétrica Tibagi S.A. (Tibagi)	12.31.2019	100		100	100
Interligação Elétrica Itaquerê S.A. (Itaquerê)	12.31.2019	100		100	100
Interligação Elétrica Aguapeí S.A. (Aguapeí)	12.31.2019	100		100	100
Interligação Elétrica Biguaçu S.A. (Biguaçu)	12.31.2019	100		100	-
Interligação Elétrica Itapura S.A. (Itapura)	12.31.2019	100		100	100
Fundo de Investimento Referenciado DI Bandeirantes (i)	12.31.2019	13	(*)	68	30
Fundo de Investimento Xavantes Referenciado DI (ii)	12.31.2019	3	(*)	43	72
Fundo de Investimento Assis Referenciado DI	12.31.2019	100	(*)	100	100
Fundo de Investimento Barra Bonita	12.31.2019	100	(*)	-	-

(*) Includes direct and indirect equity interests.

(i)	As of December 31, 2019 (unaudited), jointly controlled subsidiary Interligação Elétrica do Madeira (Madeira) has an 87% equity interest in Fundo de Investimento Referenciado DI Bandeirantes.

(ii)	As of December 31, 2019 (unaudited), jointly controlled subsidiaries Interligação Elétrica Ivaí S.A. (Ivaí) and Interligação Elétrica do Madeira (IEMadeira) have equity interests of 87% and 9%, respectively, in Fundo de Investimento Xavantes Referenciado DI.

Consequently, these equity interests have effect on ‘Noncontrolling interests in investment funds’ (R$1,967,288 as of December 31, 2019).

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

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

Noncontrolling interests are reported as part of equity and profit and are presented separately in the consolidated financial statements.

As of December 31, 2019, 2018 and 2017, equity interests in jointly-controlled subsidiaries were as follows:

		Equity interest - %
	Reporting date	12.31.2019	12.31.2018	12.31.2017
Jointly controlled subsidiaries

Interligação Elétrica do Sul S.A. (IESul)		-	-	50
Interligação Elétrica do Madeira S.A. (IEMadeira)	12.31.2019	51	51	51
Interligação Elétrica Garanhuns S.A. (IEGaranhuns)	12.31.2019	51	51	51
Interligação Elétrica Paraguaçu S.A. (Paraguaçu)	12.31.2019	50	50	50
Interligação Elétrica Aimorés S.A. (Aimorés)	12.31.2019	50	50	50
Interligação Elétrica Ivaí S.A. (Ivaí)	12.31.2019	50	50	50

3	Significant accounting policies

3.1	Revenue and expense recognition

Revenue and expenses are recorded on the accrual basis.

3.2	Revenue recognition

CTEEP applied IFRS 15 – Revenue from Contracts with Customers beginning January 1, 2018. Additional information on the Company’s accounting policies relating to contracts with customers and the effect of the initial application of IFRS 15 is provided in note 3.7.

Concessionaries are required to record and measure service revenue according to IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments, even though when services are provided under a single concession agreement. Revenues are recognized when or as the entity fulfills its performance obligations assumed under the contract with the customer and only when there is an approved contract; identifying the rights is possible; there is commercial substance and it is likely that the entity will receive the consideration it is entitled to. The Company’s revenues are classified into the following groups:

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

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

Any positive or negative changes in relation to the estimated margin are allocated at the end of each work (note 25.1 (a)).

Beginning January 01, 2013, as Concession Agreement 059/2001, regulated by Law No. 12.783/2013, was extended, the Company has recognized infrastructure implementation revenue for improving electric power facilities, as prescribed by ANEEL Order No. 4.413, of December 27, 2013, and Normative Resolution No. 443, of July 26, 2011 (note 25.1 (a)).

(b)	Compensation from concession assets

Refers to interest recognized under the straight-line method based on the regulatory WACC or the WACC of the auction that represents the compensation from the transmission infrastructure investments, since it considers the specifics of the business. The rate seeks to price the financial component of the contract asset, determined at the date of start of each concession agreement and is not subsequently changed. The rate is applied on the total amount receivable from the future cash flow and ranges from 6.6% and 10.5% (note 25.1(b)).

(c)	Operation and maintenance revenue

Refers to services related to operation and maintenance of the electric power transmission facilities, which start after the construction phase and aim to ensuring the availability of these facilities (note 25.1(a)).

(d)	Efficiency gain or loss from infrastructure implementation

Refers to gains or losses allocated to profit or loss when each reinforcement and improvement project is placed into operations and new concession agreements are entered into (nota 25.1 (c)).

3.3	Current and deferred income tax and social contribution

Current and deferred income tax and social contribution are calculated according to the legislation applicable, based on profit, adjusted by the inclusion of nondeductible expenses, exclusion of nontaxable revenues and inclusion and/or exclusion of temporary differences.

The Company elected to adopt the taxable income regime. Current and deferred income tax for the year is calculated at the rate of 15%, plus a surtax of 10% on taxable income exceeding R$240 for income tax, and current and deferred social contribution is calculated at the rate of 9% on taxable income; this calculation takes into consideration tax loss carryforwards, if any, limited to 30% of taxable income. Subsidiaries Pinheiros, IEMG, Serra do Japi, Evrecy, IENNE, Itaúnas, Tibagi, Itaquerê, Itapura, Aguapeí and Biguaçu elected to adopt the deemed income regime. Subsidiary IESUL elected to adopt the quarterly taxable income regime (nota 29(a)).

Deferred tax assets arising from temporary differences were recognized according to CVM Instruction No. 371, of June 27, 2002 and IAS 32 – Taxes on Income, and considered the history of profitability and expectation that future taxable income will be generated, based on a technical feasibility study approved by management bodies.

The recovery of deferred tax assets is revised at the end of each year and, when it is no longer probable that future taxable income will be available to allow the recovery of all or part of the assets, these are adjusted for the expected recoverable amount.

Deferred tax assets and liabilities are measured using the tax rates applicable for the period in which the liability is expected to be settled or the asset is expected to be realized, based on the tax rates set forth in the tax law prevailing at the end of each year, or when a new legislation has been substantially approved (note 29 (b)).

Deferred tax assets and liabilities are offset only when there is the legal right to offset the current tax asset against the current tax liability and when they are related to the taxes managed by the same tax authority and the Company intends to settle its current tax assets and liabilities.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

3.4	Taxes and regulatory charges fees on revenue

(a)	Taxes on services

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

The Energy Development Account (CDE) was created by Law No. 10438, of April 26, 2002, to provide funds for: i) the energy development in the States; ii) the competitiveness of the energy produced from wind power plants, small hydroelectric power plants, biomass, natural gas and mineral coal, in the areas serve by the interconnected electric power systems; iii) promote the universalization of the electric power service throughout the country. The CDE amount is set by ANEEL annually based on the power used by the consuming units connected to the transmission facilities. This amount is paid to the Electric Power Trade Chamber (CCEE) and transferred to the consuming units by means of the Transmission System Use Tariff (TUST) (note 19).

(ii)	Alternative Power Sources Incentive Program (PROINFA)

Launched by Law No. 10438, of April 26, 2002, Proinfa is aimed at increasing the share of alternative renewable power sources in Brazil, such as wind power plants, biomass and small hydroelectric power plants. The amount is set based on the expected electric power generation by plants taking part in Proinfa. This amount is paid to Eletrobras and transferred to the consuming units by means of the Transmission System Use Tariff (TUST) (note 19).

(iii)	Global Reversal Reserve (RGR)

This charge was created by Decree No. 41019, of February 26, 1957. Refers to an annual amount set by ANEEL, paid monthly in twelfths by concessionaires to provide fund for reversal and/or takeover of electric power supply services as well as to finance the expansion and improvement of such services. Pursuant to article 21 of Law No. 12.783/2013, beginning January 1, 2013, power transmission companies under concession agreements extended as set forth in the aforementioned Law are exempted from paying the annual RGR amount (note 19).

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

(iv)	Research and Development (R&D)

Concessionaires of public services of electric power distribution, transmission and generation, the licensees of public services of electric power distribution, and the authorized independent producers of electric power, excluding those that generate energy exclusively from wind, sun, biomass, qualified cogeneration and small hydroelectric power plants, are required to invest annually a percentage of its net operating revenue (NOR) in Technological Research and Development projects in the electric power sector, according to regulations established by ANEEL (note 19).

(v)	Electric Power Service Inspection Fee (TFSEE)

Created by Law No. 9.427/1996, TFSEE is applied on electric power generation, transmission, distribution and sale. According to article 29 of Law No. 12.783/2013, TFSEE is equivalent to 0.4% of the annual economic benefit amount (note 19).

3.5	Financial instruments

The Company and its subsidiaries applied the requirements of IFRS 9 – Financial Instruments beginning January 1, 2018, relating to the classification and measurement of financial assets and financial liabilities and the measurement and recognition of impairment losses (note 31).

(a)	Financial assets

(i)	Classification and measurement

According to IFRS 9, financial instruments are classified into three categories: measured at amortized cost, fair value through other comprehensive income (FVTOCI) and fair value through profit or loss (FVTPL).

The classification of financial assets at the initial recognition depends on the characteristics of the contract cash flows and the business model used to manage such financial assets. The Company discloses its financial instruments according to the categories mentioned above:

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

As of December 31, 2019 and 2018, financial assets classified into this category comprise cash and cash equivalents (note 5), restricted cash, short-term investments (note 6), concession financial asset under Law No. 12.783-SE (note 7), and financial instruments (note 31).

•	Amortized cost

A financial asset is classified and measured at amortized cost when there is an intent to receive contract cash flows and generate cash flows that are “solely payments of principal and interest” on the outstanding principal amount. This valuation is performed at the instrument level.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

Assets measured at amortized cost use effective interest rate method, less any impairment losses. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

As of December 31, 2019, and 2018, the main financial assets classified into this category are receivables from the Finance Department (note 8) and O&M services (note 7).

(ii)	Impairment of financial assets

Under IFRS 9, the expected loss model applies to financial assets measured at amortized cost or at fair value through other comprehensive income, except investments in equity instruments.

(iii)	Derecognition of financial assets

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

IFRS 9 provides for an approach to account for hedge based on Management´s risk management, mainly based on principles. One of the main amendments to the standard is the measurement of the effectiveness. The standard requires Management to evaluate the conditions and percentages of effectiveness, bringing a qualitative vision to the process.

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

Cash flow hedge: Intended to hedge against changes in the cash flow that is attributable to a specific risk associated to an asset or liability. A financial instrument classified as cash flow hedge, the effective portion of the gain or loss of the hedge instrument is recognized in other comprehensive income whereas any ineffective portion is immediately recognized in the income statement. The amounts accrued in other comprehensive income are accounted for according to the nature of the transactions originated by the hedged asset. If the hedged item transaction subsequently results in the recognition of a non-financial item, the amount accrued in equity is included in the initial cost of the hedged asset or liability.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

The Company’s swap financial instruments are classified as fair value hedge and Biguaçu’s forward currency contract is classified as cash flow hedge, as described in note 31.

3.6	Cash and cash equivalents

Cash and cash equivalents include cash on hand, banks and short-term investments.

In order to be qualified as a cash equivalent, an investment needs to be readily convertible into a known cash amount and be subject to an insignificant risk of change in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of, for example, three months or less from the date of acquisition (note 5).

3.7	Concession assets

As provided for in the concession agreement, the concessionaire operates as a service provider. The concessionaire implements, expands, reinforces or improve the infrastructure (infrastructure implementation services) used to provide a public utility service in addition to operating and maintaining this infrastructure (operation and maintenance services) during a specified term. The energy transmission company is compensated for the availability of the infrastructure over the term of the concession (note 7).

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

Concessionaries are required to record and measure service revenue according to IFRS 15 - Revenue from Contracts with Customers, IFRS 9 - Financial Instruments, and IFRIC 12 - Concession Agreements. If the concessionaire provides more than one service governed by one single contract, the compensation received or receivable should be allocated based on the performance obligation based on the amounts relating to the services provided if the amounts are separately identifiable.

The concession assets records amounts receivable relating to the infrastructure implementation, the compensation revenue from the concession assets, operation and maintenance services, and assets under Law No. 12.783 – SE, classified in:

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

Financial assets recorded in “Assets under Law No. 12.783 - SE”, since January 1, 2018, have been classified as measured at fair value through profit or loss, pursuant to IFRS 9 (note 7 (a)).

The operation and maintenance of the transmission infrastructure begins after the end of the construction phase and placement into service. The recognition of receivables and the respective revenue only originates after the performance obligation is satisfied monthly. Accordingly, the amounts receivable, recorded in “O&M services” are considered financial asset at amortized cost (note 7 (b)).

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

(b)	Concession assets - contract

All the Company’s concessions were classified under the contract asset model beginning January 01, 2018, as required by IFRS 15 – Revenue from Contracts with Customers. A contract asset originates when the concessionaire satisfies the obligation to build and implement the transmission infrastructure, with the revenue being recognized over the term of the project; however, receipt of cash flow is contingent on the satisfaction of the performance operation and maintenance obligation. Monthly, as the Company operates and maintains the infrastructure, the portion of the contract asset equivalent to the consideration for that month for the satisfaction of the construction performance obligation becomes a financial asset, since nothing other than the passage of time will be required for such amount to be received. The benefits from this asset are the future cash flows (note 7).

The value of the contract asset of energy transmission concessionaires is formed by the present value of its future cash flows. The future cash flow is estimated at the beginning of the concession, or its extension, and the assumptions of its measurement are revised in the Periodic Tariff Revision (RTP).

Cash flows are defined based on the Annual Permitted Revenue (RAP), which is the consideration that concessionaires are paid for providing energy transmission public services to users. These receivables amortize the investments in this transmission infrastructure, and any unamortized investments (reversible assets) generate the Grantor’s right to indemnity at the end of the concession agreement term. This flow of receipts is (i) compensated at a rate that represents the financial component of the business (regulatory WACC or the WACC of the auction), set at the start of each project, which ranges between 6.6% and 10.5%; and (ii) adjusted for inflation based on IPCA/IGPM.

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

3.9	Investments

The Company recognizes and states investments in jointly controlled subsidiaries under the equity method.

3.10	Business combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on the fair value on acquisition date, and the amount of any noncontrolling interest in the acquire. Costs directly attributable to the acquisition are accounted for as expense when incurred.

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

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

The realization of intangible assets arising from the acquisition of the exploration right, concession or permission granted by Government occurs in the estimated or contracted term of utilization, effectiveness or loss of economic substance, or write-off due to sale or impairment of the investment (note 11 b(ii)).

3.11	Property and equipment

Basically, represented by administrative assets. Depreciation is calculated on a straight-line basis, based on the estimated economic useful life of the assets (note 12).

Other expenses are capitalized only when there is an increase in the economic benefits derived from such property and equipment item. Any other type of cost is recognized in profit or loss as expense, when incurred.

3.12	Intangible assets

Separately acquired intangible assets are carried at cost on initial recognition.

The useful life of intangible assets is either finite or indefinite: (i) intangible assets with finite useful life are amortized over their useful lives and tested for impairment whenever there is any indication that the asset might be impaired. (ii) intangible assets with indefinite useful lives are not amortized, but they are tested for impairment on an annual basis, either individually or at the level of the cash-generating unit (note 13).

Gains or losses arising from the write-off of an intangible asset are calculated as the difference between the net sale value and it carrying amount and are recognized in the statement of profit and loss when the asset is written off.

3.13	Leases

(a)	The Company as lessee

The Company evaluates, at the commencement of the contract, if the contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration.

•	Lessee

The Company applies a single recognition and measurement approach to all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets that represent the right of use of underlying assets.

•	Right-of-use assets

The Company recognizes the right-of-use assets at the date of commencement of the lease. The right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any new remeasurement of the lease liabilities. The cost of the right-of-use assets is identical to the lease liability amount recognized. The cost of right-of-use assets includes the initial direct costs incurred and lease payments made through the commencement date, less any lease incentive received. The right-of-use assets are depreciated on a straight-line basis over the term of the lease.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

•	Lease liabilities

At the commencement of the lease, the Company recognizes the lease liabilities measured at the net present value of the lease payments to be made over the term of the lease. Lease payments include fixed payments (including, substantially, fixed payments), less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be payable by the lessee under residual value guarantees.

In calculating the net present value of lease payments, the Company uses the implicit borrowing rate at the commencement of the lease. After the commencement date, the lease liability amount is increased to reflect the incremental interest less the lease payments made. In addition, the carrying amount of the lease liabilities is remeasured if there is a change: change in the lease term, change in lease liabilities, or change in the appraisal of the purchase option of the underlying asset.

•	Short-term leases and low-value assets

Payments of short-term leases and low-value assets are recognized as expenses under the straight-line method over the term of the lease.

3.14	Other current and noncurrent assets

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

Provisions are recognized when the Company and its subsidiaries have a legal or constructive obligation as a result of past events, and it is probable that a cash disbursement will be required to settle the obligation, and its value can be reliably estimated.

The bases for and nature of the provisions for tax, civil, and labor risks are described in note 21 (a).

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

3.17	Employee benefits

The Company sponsors supplementary retirement and death benefit plans for its employees, former employees and respective beneficiaries, administered by Fundação CESP (Funcesp), the objective of which is to supplement the benefits provided by the Brazilian Social Security Institute.

Payments to defined contribution plans are recognized as expense when the services they entitle to are provided.

In the actuarial appraisal of the liabilities under this plan, the projected unit credit method was adopted, according to IAS 19

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

As of December 31, 2019, the Company recorded actuarial assets and liabilities (equity) accounted for, as mentioned in note 22.

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

Although the Company’s Management recognizes revenue from infrastructure implementation, operation and maintenance activities, they considered that these revenues are originated by concession agreements that have only one business segment: electric power transmission.

3.20	Statement of Cash Flows

The statement of cash flows was prepared using the indirect method and is presented in accordance with CVM Decision No. 641, of October 07, 2010, which approved technical pronouncement IAS 7 - Cash Flow Statements.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

3.21	Earnings per share

The Company calculates earnings per shares based on the weighted average number of common and preferred shares outstanding during the period corresponding to the profit or loss, as prescribed by IAS 33.

The basic earnings per share is calculated by dividing the profit for the period by the weighted average number of shares issued. The calculation of the diluted earnings is affected by instruments convertible into shares, as mentioned in note 24 (f).

3.22	New standards and interpretations

The Company, its subsidiaries and jointly controlled subsidiaries adopted the new pronouncements and the new interpretations issued or revised by IASB, with initial application beginning January 1, 2019, as follows:

•	IFRS 16 - Leases

IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases and require lessees to account for all leases under a single model.

This standard includes two recognition exemptions for lessors – leases of low value assets and short-term leases. At the commencement of a lease, the lessee recognizes a liability for future payments and an asset representing the right to use the underlying asset over the lease term. Lessees are required to recognize separately interest expense on lease liabilities and amortization expense on the right-of-use asset.

Lessees are also required to remeasure the lease liability if certain events, such as, for example, a change in the lease term, in the future lease payments as a result of a change in an index or a rate used to determine those payments, occur. In general, lessees will recognize the remeasured lease liability value as an adjustment to the right-of-use asset.

The Company has a low volume of lease agreements and their amounts, with the adoption of IFRS 16, are recognized in “Leases” relating to future payments in the amounts of R$49,896 (note 15) and “Property, plant and equipment” relating to the right of use in the amount of R$49,127, net of depreciation (note 12).

•	IFRIC 23 - Uncertainty over income tax treatments

This interpretation clarifies how to apply recognition and measurement requirements when there is uncertainty about the acceptance of the treatments adopted by tax authorities in applying the requirements of IAS 12 – Income Taxes.

The Company analyzed uncertainty over income tax treatments in determining taxes on income, together with its internal and external legal advisors, and did not identify significant impacts in its financial statements arising from treatments that could potentially expose the Company to material risks of likely loss. In completing these studies, the Company’s Management evaluated that none of the significant positions adopted changed as to the judgment of the likelihood of losses that may arise from questioning by tax authorities.

4	New and revised IFRS and interpretations issued and not yet adopted:

•	IFRS 17 - Insurance Contracts
•	IFRS 3 - Business combinations
•	IAS 1 and IAS 8 - Definition of material

Except for IFRS 17 - Insurance contracts (not yet issued in Brazil), the objective of which is to provide a model to account for insurance contracts that is more helpful and consistent for insurance companies, which does not apply to the Company and its subsidiaries. The Management of the Company and its subsidiaries is analyzing the impacts of the other standards mentioned above.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

5	Cash and cash equivalents

	% of CDI	2019 (unaudited)	2018 (unaudited)
Cash and banks		4,437	7,712
Cash equivalents
CDB (a)	100.4%	589,838	6,254
Repurchase transactions (b)	96.5%	1,696	2,362
Short-term investment fund	40.0% to 70.0%	-	412

		595,971	16,740

Cash equivalents are measured at fair value through profit or loss and have daily liquidity.

The Company’s Management’s analysis of these assets’ exposure to interest rate risks, among others, is disclosed in note 31 (c).

(a)	Securities issued by banks at rates pegged to the variation of the Interbank Certificate of Deposit (CDI).

(b)	Repurchase transactions refer to securities issued by banks for repurchase by the bank and resale by the customer, at rates pegged to the variation of the Interbank Certificate of Deposit (CDI) at preset maturities, backed by government bonds registered with B3.

6	Short-term investments

	% of CDI	2019 (unaudited)	2018 (unaudited)
Fundo de Investimento Referenciado DI Bandeirantes		120,968	250,321
Fundo de Investimento Xavantes Referenciado DI	98.9%	1,912,816	263,252
Fundo de Investimento Assis Referenciado DI		3,936	167,336
Fundo de Investimento Barra Bonita Referenciado DI		30,891	-

		2,068,611	680,909

(*) Investments funds are consolidated as described in note 2.4.

The Company, its subsidiaries and jointly controlled subsidiaries concentrate their short-term investments in the following investment funds:

•	Fundo de Investimento Referenciado DI Bandeirantes: an investment fund organized exclusively for the Company, its subsidiaries and jointly controlled entities, managed by Banco Bradesco, having its portfolio comprised of units in Fundo de Investimento Referenciado DI Coral.

•	Fundo de Investimento Xavantes Renda Fixa Referenciado DI: an investment fund organized exclusively for the Company, its subsidiaries and jointly controlled entities, managed by Banco Itaú-Unibanco, having its portfolio comprised of units in Fundo de Investimento Special Referenciado DI (Corp Referenciado DI merged by Special DI).

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

•	Fundo de Investimento Assis Referenciado DI: an investment fund organized exclusively for the Company, its subsidiaries and jointly controlled entities, managed by Banco Santander, having its portfolio comprised of units in Fundo de Investimento Santander Renda Fixa Referenciado DI.

•	Fundo de Investimento Barra Bonita Renda Fixa Referenciado DI LP: an investment fund organized exclusively for the Company, its subsidiaries and jointly controlled entities, managed by Banco do Brasil, having its portfolio comprised of units in Fundo de Investimento Top DI FI Referenciado DI LP.

Said investment funds are highly liquid, readily convertible into a cash amount, regardless of the assets, and any risk of change in the amount will be directly linked to the composition of the funds, which holds government bonds and private securities. Portfolios are comprised of fixed income securities, such as federal government bonds and private securities, in order to follow the variation of the Interbank Certificates of Deposits (CDI) and/or of the Selic rate.

The Company’s Management’s analysis of these assets’ exposure to interest rate risks, among others, is disclosed in note 31 (c).

7	Concession assets

	2019 (unaudited)	2018 (unaudited)
Financial assets
Assets under Law No. 12.783 - SE (a)	8,512,646	9,069,651
O&M services (b)	142,224	189,916

	8,654,870	9,259,567

Contract asset
Infrastructure implementation (c)	6,006,163	4,874,289

	14,661,033	14,133,856

Current	2,061,882	2,086,298

Noncurrent	12,599,151	12,047,558

(a)	Receivables under Law No. 12.783 - amounts receivable relating to investments under Concession Agreement No. 059/2001, which was extended under Law No. 12.783 and had the right to the receivable subdivided into NI and SE:

NI facilities

The compensation relating to NI facilities corresponded to the original amount of R$2,891,291, inflation adjusted to R$2,949,121, as determined by Interministerial Ruling No. 580. The equivalent to 50% of this amount was received on January 18, 2013, and the remaining 50% was divided into 31 monthly installments, which had been transferred to the Company by Eletrobras. However, the terms under which these remaining installments should be adjusted are still under discussion. Following a Federal Court of Auditors’ request, ANEEL revised the amounts transferred as compensation for NI facilities to all concessionaires and understood that erroneous adjustment calculations were made, which resulted in overpayments to concessionaires. Although recognizing that calculations were erroneous, Eletrobras challenged ANEEL`S understanding of the matter. Based on an independent appraisal report and on the opinion of its legal counsel, the Company’s interpretation of the adjustment approach differs from that applied by ANEEL. Accordingly, its best estimate for the amount under discussion, totaling R$30,623, remains recorded in “Other”, in noncurrent liabilities, not including the fine and late payment interest that would be due in favor of the Company, considering the delays occurred in the transfers.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

SE facilities

(i)	According to the conditions provided for in Ruling No. 120/16 and the amounts regulated by ANEEL Technical Note No. 336/2016, in line with IFRS 9 – Financial Instruments, the amount relating to SE facilities has been treated as a financial asset at fair value through profit or loss, with the portion of the revenue (economic component) payable in an estimated term of 8 years while the remaining portion (financial component) is payable in 6.3 years, beginning July 2017.

(ii)	As mentioned in note 1.2, ANEEL, by means of Order No. 1.484, recognized the Company’s net compensation basis of R$4,094,440 as of December 31, 2012.

In June 2017, ANEEL Order No. 1779 and Technical Note No. 170, which, in complying with a temporary injunction (note 1.2), excluded the portion relating to cost of equity capital (ke) from the amounts not paid from January 2013 to June 2017 in calculating of the 2017/2018 RAP until the grounds are judged. For the 2019/2020 cycle, the provisions of said Order remained effective, and the transfer of the cost of equity capital is still suspended. According to Approval Resolution No. 2.565/19, the RBSE RAP corresponds to R$1,531,817 and is included the economic components on a straight-line basis expected for the 2023 tariff revision (note 25.4). Therefore, receivables relating to the cost of equity capital considered in the cash flows from the financial assets for SE facilities relating to the 2017/2018 and 2018/2019 tariff cycles are recorded in noncurrent assets and are not adjusted for inflation as of the maturity date.

Beginning November 2019, the Court overruled certain injunctions and excluded the cost of equity capital (Ke) from the financial component. However, there are other injunctions discussing the same matter that are still effective in other lawsuits.

(b)	O&M - Operation and Maintenance refers to the portion of revenues monthly and separately informed by the ONS for compensation of O&M services, with an average collection period below 30 days.

(c)	Infrastructure implementation – flow of expected cash receipt relating to the compensation of the investments in the energy transmission infrastructure implementation, discounted to present value. Includes the portion of the investments made and not amortized through the end of the concession term (reversible assets).

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

The aging list of trade receivables is as follows:

	2019 (unaudited)	2018 (unaudited)
Current	14,648,605	14,121,484

Past due
Up to 30 days	973	1,411
31 to 60 days	328	103
61 to 360 days	451	380
Over 361 days (i)	10,676	10,478

	12,428	12,372

	14,661,033	14,133,856

(i)	Some market players challenged in the courts the balances amounts relating to the Basic Grid. By virtue of this challenge, escrow deposits are made by such members, classified as noncurrent receivables. The Company billed the amounts in accordance with authorizations granted by regulatory agencies and, therefore, no provision for risk relating to this discussion was recognized.

The Company does not have any history of losses on collection of trade receivables, which are collateralized by letters of guarantee and/or guarantee agreements managed by the National System Operator (ONS) and, therefore, no allowance for expected credit losses was recognized.

Changes in trade receivables:

Balances in 2017	13,138,880

Infrastructure revenue (note 25.1)	387,115
Compensation from concession assets - RBSE (note 25.1)	1,269,108
Compensation from concession assets (note 25.1)	549,670
O&M revenues (note 25.1)	1,042,534
Efficiency gain on the infrastructure implementation (note 25.1)	361,495
Adoption of IFRS 15	442,571
Business combination (*)	193,663
Amounts received	(3,251,180)

Balances in 2018 (unaudited)	14,133,856

Infrastructure revenue (note 25.1)	577,355
Compensation from concession assets - RBSE (note 25.1)	1,011,977
Compensation from concession assets (Note 25.1)	544,526
O&M revenues (note 25.1)	1,108,520
Efficiency gain on the infrastructure implementation (note 25.1)	514,532
Amounts received	(3,229,733)

Balances in 2019 (unaudited)	14,661,033

(*) Amounts derived from the business combination in the acquisition of IESUL (note 11 (b) ii).

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

As required by CVM Official Letter No. 01/2020, disclosed below are the changes in the (financial and contract) concession assets considering the impacts of the initial adoption of IFRS 15 - Revenue from Contracts with Customers beginning January 1, 2018:

Balances in 2017 - Financial asset	13,138,880

Infrastructure revenue	387,115
Compensation from concession assets - RBSE	1,269,108
Compensation from concession assets - financial	523,219
Operation and maintenance revenue	1,042,534
Business combination	193,663
Amounts received	(3,251,180)

13,303,339

Impacts of the adoption of IFRS 15
Efficiency gain on the infrastructure implementation	361,495
Compensation from concession assets - change in the discount rate from financial asset to contract asset	26,451
Adoption of IFRS 15 - retained earnings	442,571

Balances in 2018 - Concession assets (financial and contract)	14,133,856

8	Receivables – State Finance Department

	2019 (unaudited)	2018 (unaudited)
Payroll processing - Law No. 4819/58 (a)	1,808,600	1,666,841
Labor claims - Law No. 4819/58 (b)	283,987	275,497
Allowance for expected credit losses (c)	(516,255)	(516,255)

	1,576,332	1,426,083

(a)	Refers to amounts receivable for settlement of the payroll relating to the retirement supplementation plan governed by State Law No. 4.819/58, in the period from January 2005 to December 2019. The increase in relation to prior year is due to compliance with the court decision issued by the 49th Labor Court whereby CTEEP, as the defendant, monthly transfers funds to Funcesp to process payments to retired employees.

(b)	Refer to certain labor claims settled by CTEEP, upon a court order, relating to employees retired under the terms of State Law No. 4.819/58, which should be borne by the State Government of São Paulo.

(c)	The expected loss recognized was based on decisive factors such as the extension of the expected term for realization of part of accounts receivable from the State of São Paulo and on the status of pending litigation. The Company monitors the progress of this issue and regularly revises the provision, evaluating the need for supplementing or reversing the provision based on legal events that may change the opinion of its advisors. Through December 31, 2019, no events occurred that would indicate the need to change the expected loss.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

9	Recoverable taxes

	2019 (unaudited)	2018 (unaudited)
Income tax	11,887	12,601
Social contribution	1,660	16
Withholding income tax	3,217	2,489
Withholding social security contribution	659	783
Cofins (tax on revenue)	8,588	7,249
PIS (tax on revenue)	1,867	1,879
Taxes in installments	3,601	3,649
Other	856	855

	32,335	29,521

10	Guarantees and restricted deposits

Pledges and restricted deposits are recorded in noncurrent assets, given the uncertainties around the outcome of the related litigation.

Deposits are recognized at nominal value and adjusted for inflation based on the Benchmark Rate (TR) for labor and social security deposits and on Selic for tax and regulatory deposits. Balance is broken down as follows:

	2019 (unaudited)	2018 (unaudited)
Judicial deposits
Labor (Note 21 (a) (i))	30,136	34,563
Social security - INSS	-	2,819
PIS/Cofins (a)	9,514	11,688
Assessments - ANEEL (b)	12,271	16,985
Other	965	932

	52,886	66,987

(a)	In March 2015, through Decree No. 8426/15, the PIS/Cofins rate applicable on financial income was reinstated at 4.65% effective July 1, 2015. The Company filed, for the period from July 2015 to February 2018, a lawsuit seeking the non-levy of such tax based on the fact that the levy could only be required by Law as defined in article 150, item I, of the Federal Constitution, and that Decree No. 8426/15 also violates the principle of non-cumulative taxation established in paragraph 12 of article 194.

(b)	Refers to deposits for the purpose of voiding ANEEL assessment notices which the Company has challenged.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

11	Investments

(a)	Changes in investments

	Balances in 2017	Adoption of IFRS 15 prior years	Capital payment	Share of profit (loss) of investees	Acquisition of equity interests	Dividends	Balances in 2018 (unaudited)
IESul	124,076	-	-	4,471	(128,547)	-	-
IE Madeira	1,368,168	(89,000)	-	155,059	-	-	1,434,227
IE Garanhuns	370,845	(38,981)	-	41,739	-	(7,752)	365,851
Paraguaçu	5,040	(46)	9,700	(194)	-	-	14,500
Aimorés	3,660	(42)	7,650	(309)	-	-	10,959
Ivaí	9,056	(57)	13,500	56	-	-	22,555

Investment	1,880,845	(128,126)	30,850	200,822	(128,547)	(7,752)	1,848,092

	Balances at 12.31.2018 (unaudited)	Capital payment	Share of profit (loss) of investees	Dividends	Balances at 12.31.2019 (unaudited)
IE Madeira	1,434,227	-	138,510	-	1,572,737
IE Garanhuns	365,851	-	37,629	(14,876)	388,604
Paraguaçu	14,500	87,500	1,540	-	103,540
Aimorés	10,959	52,500	975	-	64,434
Ivaí	22,555	45,000	1,134	-	68,689

Total	1,848,092	185,000	179,788	(14,876)	2,198,004

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

(b)	Information on investments in jointly controlled subsidiaries

	2019 (unaudited)					2018 (unaudited)

	IEMadeira	IEGaranhuns	Paraguaçu	Aimorés	Ivaí	IEMadeira	IEGaranhuns	Paraguaçu	Aimorés	Ivaí
Current Assets
Cash and cash equivalents	40	3,770	23	28	1,658,552	1,129	4,187	145	91	2
Short-term investments	276,806	14,720	9,140	8,074	11,628	181,332	33,303	6,640	5,014	4,588
Concession assets	540,138	87,415	-	-	-	429,886	87,315	-	-	-
Other assets	41,904	18,882	1,016	2,302	312	44,271	5,766	1,128	1,324	86
Noncurrent assets
Concession assets	5,272,344	1,020,125	277,147	168,656	160,975	5,085,371	1,017,004	24,651	18,022	50,576
Other noncurrent assets	108,724	14,534	326	219	243	206,992	15,501	322	193	220

Current liabilities
Borrowings and financing	251,430	33,678	55	55	55	242,975	33,400	-	-	-
Other liabilities	221,127	22,533	51,843	32,711	112,769	46,046	26,959	1,078	671	4,664
Noncurrent liabilities
Borrowings and financing	1,623,559	186,262	6	5	1,562,961	1,805,371	218,523	-	-	-
Other liabilities	1,102,724	155,004	28,668	17,642	18,539	1,042,081	166,840	2,808	2,056	5,699
Equity	3,083,798	761,969	207,080	128,866	137,379	2,812,210	717,354	29,000	21,917	45,109

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

	2019 (unaudited)					2018 (unaudited)
	IEMadeira	IEGaranhuns	Paraguaçu	Aimorés	Ivaí	IEMadeira	IEGaranhuns	Paraguaçu	Aimorés	Ivaí
Net operating revenue	613,672	91,022	229,145	136,705	100,190	637,390	139,060	10,077	7,945	27,325
Infrastructure and O&M costs	(26,170)	(14,063)	(221,696)	(131,755)	(92,380)	(117,732)	(12,370)	(9,221)	(7,275)	(25,480)
Operating income (expenses)	(56,013)	3,490	(2,450)	(1,764)	(2,085)	(24,785)	(3,675)	(1,526)	(1,444)	(1,617)
Finance income (costs)	(149,490)	(14,494)	588	422	(825)	(172,268)	(16,280)	428	283	317
Nonoperating profit (loss)						137
Income tax and social contribution	(110,411)	7,827	(2,507)	(1,659)	(2,630)	(18,705)	(15,530)	(145)	(127)	(434)
Profit (loss)	271,588	73,782	3,080	1,949	2,270	304,037	91,205	(387)	(618)	111
Equity interest CTEEP (%)	51%	51%	50%	50%	50%	51%	51%	50%	50%	50%

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

(i)	Jointly controlled subsidiaries

Operating

Subsidiary	Organization	Segment	Start of commercial operations	Substations	Installed power	Transmission lines	Extension of lines	Region
Operating

IE Madeira	12.18.2008	Transmission	2013	Porto Velho rectifying station and Araraquara reversing station	7,464.0 MVA	Porto Velho - Araraquara II	2,385.0	Rondônia, Mato Grosso, Goiás, Minas Gerais and São Paulo
IE Garanhuns	10.07.2011	Transmission	2015	Garanhuns ll and Pau Ferro	2,100 MVA	Luiz Gonzaga - Garanhuns, Garanhuns - Pau Ferro, Garanhuns - Campina Grande III, Garanhuns - Angelim, Angelim I	633.0	Paraíba, Pernambuco and Alagoas

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

Pre-operating

Subsidiary	Organization	Segment	Expected start of operations (*)	Substations	Transmission lines	Extension of lines	Region	Estimated investment (**)	Contract execution date
Paraguaçu	11.18.2016	Transmission	60 months	-	Poções III - Padre Paraíso 2 C2	338.0	Bahia and Minas Gerais	509,595	02.10.2017
Aimorés	11.18.2016	Transmission	60 months	-	Padre Paraíso 2 - Governador Valadares 6 C2	208.0	Minas Gerais	341,118	02.10.2017
Ivaí ***	05.17.2017	Transmission	60 months	Guaíra, Sarandi and Paranavaí Norte	Guaíra - Sarandi, Foz do Iguaçu - Guaíra, Londrina - Sarandi, Sarandi - Paranavaí Norte	599.0	Paraná	1,936,474	08.11.2017

(*) Term for placement into operation as from the contract execution date, according to ANEEL’s estimate.

(**) Investment, according to ANEEL’s estimate.

(***) Double circuit.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

(ii)	Business combination

Interligação Elétrica Sul S.A. (IE Sul)

On April 6, 2018, the Company entered into with Cymi Construções e Participações S.A. an agreement for the acquisition of 50% less 1 share in the capital of IESUL for the amount of R$20,075. The Brazilian Antitrust Authority (CADE) and ANEEL authorized the transaction in April and June 2018, respectively. The completion of the transactions and actual acquisition occurred in September 2018 for the amount of R$20,530. As a result of the transaction, IESUL became CTEEP’s wholly-owned subsidiary.

The fair value of assets acquired and liabilities assumed and the bargain purchase gain were supported by an appraisal report prepared by an independent consulting firm based on the balance sheet as of August 31, 2018 and shown below:

	Book value at 08.31.2018 (unaudited)	Book value after adoption of IFRS 15 at 08.31.2018 (unaudited)	Adjustments to fair value (*) (unaudited)	Assets and liabilities at fair value (unaudited)
Equity	251,639	179,617	(60,386)	119,231

Interest acquired				50%

				59,616

Amount paid				(20,530)
Capital contribution - 50% equity interest Cymi				2,362

Bargain purchase gain				41,448

(*) Reflects the difference between the value in use and the fair value, supported by an independent appraisal report. The Company’s investments are stated at their recoverable value, which, according to IAS 36, is represented by the higher of the fair value and value and use.

The Company remeasured its former 50% equity interest in IE Sul at fair value, as shown below:

R$ thousand
Book value of the investment before acquisition of control (50%)	125,820
Fair value of the investment (50%)	59,616

Loss on acquisition of control of IE Sul	(66,204)

The net value of R$24,756, resulting from the negative goodwill, deducted from the adjustment in the acquisition of the equity interest formerly held by the Company, is recorded in the Company’s income statement under line item “Other operating income (expenses)”, and, net of deferred income tax and social contribution, amounts to R$16,339.

As a result of this operation, the balance of the Company’s investment in IE Sul has reflected the fair value of the assets and liabilities on the acquisition date, which differs from the book value of IE Sul’s equity.

(iii)	Jointly controlled subsidiaries

Interligação Elétrica do Madeira S.A.

On March 13, 2018, IE Madeira received a Circular Letter from SCT (ANEEL’s Superintendence of Transmission and Distribution Concessions, Permits and Authorization) informing the Company that an administrative proceeding was started regarding the likelihood of a loss event in the amount of R$99.9 million, due to its failure to fully complete the transmission facilities under Concession Agreement No. 015/2009, since parts and/or operating requirements under the Agreement were not delivered. IE Madeira replied to ANEEL, informing that the facilities commissioning step was already completed and that only certain pending aspects need to be addressed by the company and third parties so that the Final Authorization Instrument (“TLD”) may be obtained.

On July 24, 2018, Seguradora Aliança do Brasil Seguros S.A. issued a letter, in response to ANEEL, concluding that the expected loss does not meet the characteristics for it to be converted into loss incurred; therefore, no compensation would be due. On December 21, 2018, IE Madeira received Circular Letter No. 732/2018-SCT/ANEEL on the application of the penalty in the amount of R$99,900. On January 18, 2019, IE Madeira replied to ANEEL and communicated that, as far as IE Madeira and its legal advisors understand, the application of a penalty as intended by ANEEL lacks legal grounds, since it is not provided for in the Auction Notice and in IE Madeira Concession Agreement. Therefore, no provision was recognized in connection with this matter.

On September 24, 2019, IE Madeira sent ANEEL, Letter DAF/348/2019, informing on the issuance by the ONS of the Final Authorization Instruments (TLDs), which support that the transmission facilities related to Concession Agreement 015/2009 are completed and all non-restrictive pending aspects were cleared. Therefore, the company requested ANEEL to return the Insurance Policy, under Clause 8, 10th Subclause, of the abovementioned Concession Agreement.

As of December 28, 2019, the SCT issued Official Letter No. 739/2019-SCT/ANEEL, informing IE Madeira that, considering that the insurance company agrees that the warranty covers any losses that may incur through the issuance of the TLD (on September 16, 2019) and, thus, ANEEL’s rights are valid until the final ruling of the lawsuit, renewing the warranty, which expired on December 31, 2019, is no longer necessary.

•	Lawsuits assessed as possible loss

IE Madeira is a party to an arbitration process assessed by its legal counsel as possible loss and, thus, no provision was recognized in 2019. Such process has been discussed at the Reconciliation and Arbitration Chamber of Fundação Getúlio Vargas in Rio de Janeiro, against Transformadores e Serviços de Energia das Américas Ltda., formerly “Toshiba América do Sul Ltda.”, engaged in July 2010 to build the IE Madeira transmission line. The total amount of the agreement, including the addenda thereto, reached the amount of R$280,000, and the engaged services were completed in July 2013. In December 2013, Toshiba requested the establishment of an arbitration process claiming an indemnity of R$274,000 for alleged additional costs incurred during the execution of the works. IE Madeira filed a counterclaim to receive approximately R$100,000 alleging that there was breach of contract by the construction firm and claiming the application of a penalty for delay in completing the work. On June 26, 2017, the Arbitration Court partially granted the parties’ claims and determined that the amounts involved in the process would have to be determined by an accountant expert. On January 21, 2020, the parties filed their closing arguments. To date, IE Madeira, based on its legal counsel, considers that the current status of the process does not require the recognition of a provision to cover potential losses arising from such dispute, since a cash disbursement cannot be reliably measured, since that depends on the Arbitration Court’s final decision on the accountant expert report. The Arbitration Court’s final decision will be issued in the first half of 2020.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

•	Periodic Tariff Revision

ANEEL Authorizing Resolution No. 2.556, published on June 11, 2019, approved IE Madeira’s Periodic Tariff Revision, as mentioned in note 25.2.

12	Property, plant and equipment

Refers mainly to chattels used by the Company and not related to the concession arrangement.

			2019 (unaudited)	2018 (unaudited)	Average annual depreciation rates
	Cost	Accumulated depreciation	Net	Net	%
Land	2,060	-	2,060	2,060	-
Buildings	981	(944)	37	38	4.0%
Lease of buildings (ii)	43,091	(2,253)	40,838	-	10	%(i)
Machinery and equipment	6,630	(2,480)	4,150	3,599	6.47%
Furniture and fixtures	7,920	(6,077)	1,843	1,764	6.23%
IT equipment	20,071	(13,481)	6,590	5,767	16.66%
Vehicles	10,196	(6,069)	4,127	5,570	14.29%
Lease of vehicles (ii)	15,050	(6,761)	8,289	759	16.67% to 70.59% (i)
Leasehold improvements	1,161	(482)	679	702	2%
Construction in progress	17,764	-	17,764	5,280	-

	124,924	(38,547)	86,377	25,539

(i) Depreciation rate according to the lease agreement term.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

Changes in property and equipment are as follows:

	Balances in 2017	Additions	Depreciation	Write-offs/ Transfers	Balances in 2018 (unaudited)
Land	2,060	-	-	-	2,060
Machinery and equipment	3,433	510	(307)	(37)	3,599
Furniture and fixtures	1,881	191	(258)	(50)	1,764
IT equipment	4,837	2,581	(1,628)	(23)	5,767
Vehicles	7,015	1,012	(1,586)	(112)	6,329
Leasehold improvements	1,026	-	(324)	-	702
Construction in progress	2,510	2,694	-	-	5,204
Other	117	-	(2)	(1)	114

	22,879	6,988	(4,105)	(223)	25,539

	Balances in 2018 (unaudited)	Additions	Depreciation	Write-offs/ Transfers	Balances in 2019 (unaudited)
Land	2,060	-	-	-	2,060
Buildings	38	-	(1)	-	37
Lease of buildings (ii)	-	53,163	(4,469)	(7,856)	40,838
Machinery and equipment	3,599	-	(354)	905	4,150
Furniture and fixtures	1,764	-	(256)	335	1,843
IT equipment	5,767	-	(2,217)	3,040	6,590
Vehicles	5,570	-	(1,457)	14	4,127
Lease of vehicles (ii)	759	14,104	(6,541)	(33)	8,289
Leasehold improvements	702	-	(23)	-	679
Construction in progress	5,280	18,534	-	(6,049)	17,764

	25,539	85,801	(15,318)	(9,644)	86,377

(ii) With the adoption of IFRS 16, the Company has recorded leases of properties and vehicles as property and equipment (note 3.22).

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

13	Intangible assets

The balance of R$25,196, the amount of R$11,291 primarily refers to expenses incurred to upgrade ERP-SAP and software licenses, amortized on a straight-line basis over five years.

Out of the balance of R$25,196, the amount of R$13,905 refers to the concession assets, determined according to a report prepared by an independent firm (note 11), generated on the acquisition of subsidiary Evrecy, whose economic basis is the expected earnings during the effective concession agreement term. The concession assets is amortized over the subsidiary concession agreement, which matures on July 17, 2025, as determined by IAS 27 Consolidated and Separate Financial Statements.

Changes in intangible assets:

Balance in 2017	37.362
Additions	797
Write-offs	(376)
Amortization	(7,641)

Balance in 2018 (unaudited)	30,142

Additions	2,871
Write-offs	(646)
Amortization	(7,171)

Balance in 2019 (unaudited)	25,196

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

14	Borrowings and financing

Borrowings and financing are broken down as follows:

a)	Local Currency

Agreement	Company	Borrowing amount	Start date	Finance charges	IRR p.a.	Final date	Purpose	Payment conditions	Collateral	Financial ratio	2019 (unaudited)	2018 (unaudited)
BNDES
Agreement 13.2.1344.1 (*)	CTEEP	284,136 105,231 1,940	12.23.2013	TJLP + 1.80% p.a. 3.50% p.a .. TJLP	9.20% 3.60% 6.70%	03.15.2029 01.15.2024 03.15.2029	Pluriannual Investment Plan 2012 - 2015	Quarterly interest through March 2015 and payment of principal and interest beginning April 2015	Bank guarantee	Net debt/Adjusted EBITDA < 3.0 and Net debt/Net debt + Equity < 0.6.	178,166 41,664 26	196,700 51,830 24
Agreement 17.2.0291.2 (*)	CTEEP	272,521	08.08.2017	TJLP + 2.62% p.a.	7.43%	03.15.2032	Pluriannual Investment Plan 2016 - 2019	Principal and monthly interest beginning April 15, 2018	Fiduciary assignment	Net debt/Adjusted EBITDA < 3.0 and Net debt/Net debt + Equity < 0.6.	234,145	150,987
Agreement 13.2.0650.1	Pinheiros	23,498	08.13.2013	TJLP + 2.06% p.a. 3.50% p.a.	7.90% 3.56%	02.15.2028 04.15.2023	Finance Projects of Lots E, H and K - Auction 004/2008	Principal and interest - 168 monthly installments beginning March 15, 2014	—	DSCR of at least 1.3 determined annually	4,482 6,037	5,015 7,847

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

		Borrowing		Finance	IRR			Payment		Financial	2019	2018
Agreement	Company	amount	Start date	charges	p.a.	Final date	Purpose	conditions	Collateral	ratio	(unaudited)	(unaudited)
Agreement 10.2.2034.1	Pinheiros	119,886	12.30.2010	TJLP + 2.62% p.a. 5.50% p.a.	8.30% 5.80%	05.15.2026 01.15.2021	Finance Projects of Lot K - Auction 004/2011	Principal and interest - 168 monthly installments beginning September 15, 2011	-	DSCR of at least 1.3 determined annually	23,326 10,888	27,020 20,935
Agreement 11.2.0842.1	IE Serra do Japi	93,373	10.28.2011	TJLP + 1.95% p.a. TJLP + 1.55% p.a.	8.20% 7.90%	05.15.2026 05.15.2026	Finance Projects of Lot I - Auction 001/2009	Principal and interest - 168 monthly installments beginning June 15, 2012	-	DSCR of at least 1.2 determined annually	24,741 21,380	28,531 24,655
Agreement 08.2.0770.1	IEMG	70,578	01.14.2009	TJLP + 2.39% p.a.	8.40%	04.15.2023	Finance Projects of Lot D - Auction 005/2006	Principal and interest - 168 monthly installments beginning May 15, 2009	-	DSCR of at least 1.3 determined annually	17,610	22,821
Agreement 10.2.1883.1	IESUL	18,166	12.21.2010	5.5% p.a. TJLP + 2.58% p.a.	5.50% 5.50%	01.15.2021 05.15.2025	Finance Projects of Lot F - Auction 004/2008	Principal and interest - 168 monthly installments beginning June 15, 2011	-	DSCR of at least 1.3 determined annually	1,213 4,136	2,334 4,884
Agreement 13.2.0422.1	IESUL	28,200	06.28.2013	3.0% p.a. TJLP + 2.58% p.a.	3.00% 8.30%	04.15.2023 02.15.2028	Finance Projects of Lot I - Auction 004/2008	Principal and interest - 168 monthly installments beginning May 26, 2014	-	DSCR of at least 1.3 determined annually	3,972 6,772	5,170 7,572
Finame PSI	CTEEP	10,346	11.04.2014	6.0% p.a.	6.00%	11.18.2019	Financing of machinery and equipment	Principal and interest - 54 monthly installments beginning February 2015			-	2,113
Eletrobrás	CTEEP	-	-	8.0% p.a.	8.00%	11.15.2021	-	-	-	-	35	69
BNB	IENNE	220,000	05.19.2010	10.0% p.a.	10.00%	05.19.2030	Finance Projects of Lot A - Auction 004/2008	Quarterly interest through May 2012 and monthly beginning June 2012	Reserve account held in BNB	-	160,307	171,679
Total in local currency											738,900	730,186

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

b)	Foreign currency

Agreement	Company	Borrowing amount	Start date	Finance charges	IRR p.a.	Final date	Financial ratio	Payment conditions	2019 (unaudited)	2018 (unaudited)
Law 4131(**)
MUFG	CTEEP	USD 75,000	07.20.2018	Forex + 3.3415% p.a. + IR (swap for 102.3% CDI)	5.73%	07.20.2020	Net Debt / EBITDA < 3.5 EBITDA/ Finance income (costs) > 2.0	Quarterly interest and principal by the end	306,069	293,902
CITI	CTEEP	USD 75,000	08.24.2018	Forex + Libor 3M + 0.47% p.a. + IR (swap for 102.3% CDI)	5.63%	08.24.2020	Net Debt / EBITDA < 3.5 EBITDA/ Finance income (costs) > 2.0	Quarterly interest and principal by the end	302,407	292,027
CITI	CTEEP	USD 60,000	11.08.2018	Forex + Libor 3M + 0.25% p.a. + IR (swap for 102.5% CDI)	6.36%	11.08.2019	Net Debt / EBITDA < 3.5 EBITDA/ Finance income (costs) > 2.0	Quarterly interest and principal by the end	-	233,129
Total in foreign currency									608,476	819,058

Total in local and foreign currencies									1,347,376	1,549,244

Current									709,928	333,787

Noncurrent									637,448	1,215,457

(*) For purposes of calculating and showing that such ratios are reached, the Company consolidates all subsidiaries and jointly-controlled subsidiaries (proportionately to equity interests), provided that equity interest is equal or higher than 10%.

(**) The effects of contracting swap financial instruments for foreign currency contracts 4131 are described in note 31.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

The noncurrent portion of borrowings and financing is as follows:

	2019 (unaudited)	2018 (unaudited)
2020	-	665,031
2021	82,097	74,360
2022	81,943	74,190
2023	77,236	69,500
2024	65,946	58,194
2025	65,137	57,385
2026 to 2029	241,275	202,598
2030 to 2032	23,814	14,199

	637,448	1,215,457

Changes in borrowings and financing are as follows:

Balances in 2017	959.129

Additions	809,910
Repayments of principal	(283,080)
Interest payments	(65,791)
Business combination - IESUL (note 11)	21,229
Interest, inflation adjustments and exchange rate changes	107,847

Balances in 2018 (unaudited)	1,549,244

Additions (i)	100,000
Repayments of principal	(336,849)
Interest payments	(91,512)
Interest, inflation adjustments and exchange rate changes	126,493

Balances in 2019 (unaudited)	1,347,376

(i) Refers to the financing obtained on August 8, 2017 under BNDES Agreement No. 17.2.0291.2.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

The Company participates as intervening guarantor, to the limit of its interests in subsidiaries, jointly controlled subsidiaries, in their financing agreements, as shown below.

Subsidiaries and jointly-controlled subsidiaries	Equity interest in subsidiary	Bank	Debt type	Outstanding balance in 2019 (unaudited)	Type of collaterals	Balance guaranteed by CTEEP	End of guarantee term
IE Pinheiros	100%	BNDES	FINEM and PSI	10,519	Pledge of shares	10,519	02.15.2028
IE Pinheiros	100%	BNDES	FINEM and PSI	34,214	Pledge of shares	34,214	05.15.2026
IE Serra do Japi	100%	BNDES	FINEM	46,121	Pledge of shares	46,121	05.15.2026
IEMG	100%	BNDES	FINEM	17,610	Pledge of shares	17,610	04.15.2023
IESul	100%	BNDES	FINEM and PSI	5,349	Pledge of shares	5,349	05.15.2025
IESul	100%	BNDES	FINEM and PSI	10,744	Pledge of shares	10,744	02.15.2028
IENNE	100%	Banco do Nordeste	FNE	160,307	Pledge of shares /corporate	160,307	05.19.2030
IE Madeira	51%	Banco da Amazônia	Bank credit note	277,447	Pledge of shares	141,498	07.10.2032
IE Madeira	51%	BNDES	FINEM and PSI	1,121,535	Pledge of shares	571.983	02.15.2030
IE Madeira	51%	Itaú/BES	Infrastructure debentures	468,571	Pledge of shares /corporate	238,971	03.18.2025
IE Garanhuns	51%	BNDES	FINEM and PSI	219,941	Pledge of shares	112,170	12.15.2028
IE Ivaí	50%	Itaú	Infrastructure debentures	1,562,961	Pledge of shares /corporate	781,481	12.15.2043

In addition to the collaterals mentioned above, the financing agreements between the subsidiaries and jointly-controlled subsidiaries with the development banks (BNDES/BASA/BNB) require the creation and maintenance of a reserve account for the debt service in an amount equivalent to three to six times the last installment paid under the financing, including the portion of principal and interest, classified under restricted cash in the balance sheet in the amount of R$39,987 (R$37,495 at December 31, 2018).

The BNDES financing agreements and debentures of subsidiaries and jointly controlled subsidiaries contain covenants that require the maintenance of financial indicators for the Debt Service Coverage Ratio (DSCR) as well as cross default clauses that provided for the acceleration of payment in case of failure to comply with the obligations under the agreements.

As of December 31, 2019, no payment had been accelerated due to the covenants under the agreements with the Parent, subsidiaries and jointly controlled subsidiaries.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

15	Leases

According to Note 3.22, the Company adopted IFRS 16 the simplified transition approach without restating the financial statements for the year ended December 31, 2018.

On the transition date, assets and liabilities under IFRS 16 were measured at the present value of the lease payments due during the lease term.

Contrato	Contract Amount	Start Date	Rate	End Date	Payment term	2019 (unaudited)	2018 (unaudited)
Lease of vehicles	13,278	07.28.2016	0.58% p.m.	11.30.2020	principal + monthly interest	8,210	512
Property leases	10,885	07.01.2019	0.58% p.m.	06.30.2029	principal + monthly interest	41,686	-

Total leases						49,896	512

Current						9,948	280

Noncurrent						39,948	232

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

The noncurrent portion of leases matures as follows:

	2019 (unaudited)	2018 (unaudited)
2020	-	232
2021	4,015	-
2022	4,317	-
2023	4,137	-
2024	4,330	-
2025 to 2029	23,149	-

	39,948	232

Changes in leases are as follows:

Balances in 2017	134

Additions	696
Repayments of principal	(358)
Interest, inflation adjustments and exchange rate changes	40

Balances in 2018 (unaudited)	512

Additions	59,377
Payment of principal and interest	(12,165)
Interest, inflation adjustments and exchange rate changes	2,172

Balances in 2019 (unaudited)	49,896

On December 18, 2019 and February 5, 2020, the Brazilian Securities and Exchange Commission (CMV) issued Official Letters 02/2019 and 01/2020, respectively, containing information on the accounting assumptions applied in adopting IFRS 16, as well as the requirements to make additional disclosures in an explanatory note. The Company analyzed the matters covered by such official Letters and concluded that the accounting policies adopted are in conformity with the requirements introduced by IFRS 16.

The impacts of the inflationary effects on the balances reported in the financial statements, relating to IFRS 16 are the following: (i) right of use of R$7,985; (ii) lease liability of R$8,629; (iii) depreciation of R$969; and (iv) finance income of R$316.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

16	Debentures

	Maturity	Number	Finance charges	IRR p.a.	2019 (unaudited)	2018 (unaudited)
Single series (i)	07.15.2021	148,270	IPCA + 6.04%	8.5%	168,545	162,328
Single series (ii)	02.15.2024	300,000	IPCA + 5.04%	7.4%	336,910	325,049
Single series (iii)	12.13.2020	350,000	105.65% do CDI p.a.	6.6%	350,368	350,330
Single series (iv)	04.15.2025	621,000	IPCA+ 4.70%	7.1%	651,017	627,504
Single series (v)	12.15.2029	409,325	IPCA +3.50%	6.0%	389,639	-

					1,896,479	1,465,211

Current					367,508	23,707

Noncurrent					1,528,971	1,441,504

(i)	In August 2016, the Company issued 148,270 infrastructure debentures, in accordance with article 2 paragraph 1 of Law No. 12431/2001 in a single series, to a total amount of R$148,270 with the purpose of reimbursing contributions and investments in jointly controlled subsidiaries IE Madeira and IE Garanhuns. These debentures will mature on July 15, 2021 and yield will be paid annually in July of each year, with the first installment due on July 15, 2017.

Financial ratios established in the indenture are as follows: Net Debt/Adjusted EBITDA >3.5 and Adjusted EBITDA/Finance Income (Costs) > 1.5 through the measurement made as of June 30, 2017 and, as from the measurement made as of September 30, 2017, > 2.0.

(ii)	In March 2017, the Company issued 300,000 infrastructure debentures under article 2, paragraph 1, of Law No. 12431/2001, in a single series, in the total amount of R$300,000, to cover future payments and/or reimbursement of expenditures, expenses or debts relating to investments in enhancements and improvements in transmission facilities, encompassing the installation, replacement or renovation with a view to maintain proper quality services, the reliability of the National Interconnected System (SIN), the useful life of equipment and/or connect new users. Debentures will mature on February 15, 2024 and yield will be paid every February of each year, the first installment falling due on February 15, 2018. Issuance costs, net of transaction costs, amounted to R$292,603 and will be amortized on a straight-line basis at the effective transaction rate.

Financial ratios established in the indenture are as follows: Net Debt/Adjusted EBITDA >3.5 and Adjusted EBITDA/Finance Income (Costs) > 1.5 through the measurement made as of June 30, 2017 and, as from the measurement made as of September 30, 2017, > 2.00.

(iii)	In December 2017, the Company issued 350,000 debentures, in a single series, in the total amount of R$350,000, exclusively for working capital purposes and to extend the financial liabilities. Debentures will mature on December 13, 2020 and yield will be paid on a semi-annual basis in June and December of each year, the first installment falling due on June 13, 2018 Issuance costs, net of transaction costs, amounts to R$348,041 and will be amortized on a straight-line basis over the transaction term.

The financial indicators established in the indenture are Net Debt/Adjusted EBITDA < 3.5 and Adjusted EBITDA/Finance income (costs) > 2.00.

All requirements and covenants set out in the indentures of the issuances have been properly met and monitored by the Company and its subsidiaries through the reporting date.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

(iv)	In May 2018, the Company issued 621,000 infrastructure debentures, under article 2 of Law No. 12.431/2011, in a single series, in the total amount of R$621,000, with a view to reimburse the costs incurred in up to 24 months as of the disclosure of the Offering Closing Notice, or future payment in the scope of the investment in Paraguaçu, Aimorés, Itaúnas, Ivaí, Tibagi, Itaquerê, Itapura and Aguapeí projects. Debentures were classified as “green bonds”, since their proceeds will contribute to the sustainable development by supporting the generation of renewable energy, according to an independent opinion of specialists experienced and having technical capacity in the sustainability field, disclosed in May 2018 on the Company’s website. Debentures will mature on April 15, 2025 and yield will be paid on a semi-annual basis in October and April of each year, the first installment falling due on October 15, 2018. Issuance costs, net of transaction costs, amounts to R$603,877 and will be amortized on a straight-line basis over the transaction term.

(v)	In December 2019, the Company issued 409,325 infrastructure debentures, under article 2 of Law No. 12.431/2011, in a single series, in the total amount of R$409,325, with a view to reimburse the costs incurred in up to 24 months as of the disclosure of the Offering Closing Notice, or future payment in the scope of the investment in Paraguaçu, Aimorés, Itaúnas, Tibagi, Itaquerê, Itapura, Aguapeí, and Biguaçu projects. Debentures were classified as “green bonds”, since their proceeds will contribute to the sustainable development by supporting the generation of renewable energy, according to an independent opinion of specialists experienced and having technical capacity in the sustainability field, disclosed in December 2019 on the Company’s website.

Debentures will mature on December 15, 2027, December 15, 2028 and December 15, 2029, and yield will be paid on a semi-annual basis in June and December of each year, the first installment falling due on June 15, 2020. Issuance costs, net of transaction costs, amount to R$387,852 and will be amortized on a straight-line basis over the transaction term.

The related indentures do not contain covenants for items (iv) and (v).

Issuance costs recognized in the respective financial transactions through December 31, 2019 totaled R$53,597. The balance of the remaining costs to be recognized beginning December 31, 2019 is R$39,644.

The noncurrent portion of installments matures as follows:

	2019 (unaudited)	2018 (unaudited)
2020	-	349,672
2021	165,019	158,330
2024	324,284	311,428
2025	648,296	622,074
2029	391,372	-
	1,528,971	1,441,504

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

Changes in debentures are as follows:

Balances in 2017	983,859

Additions	621,000
Repayments of principal	(170,000)
Interest payments	(54,110)
Interest, inflation adjustments and exchange rate changes	84,462
Balances in 2018 (unaudited)	1,465,211

Additions	409,325
Repayments of principal	-
Interest payments	(78,209)
Interest, inflation adjustments and exchange rate changes	100,152
Balances in 2019 (unaudited)	1,896,479

17	Taxes and payroll charges payable

	2019 (unaudited)	2018 (unaudited)
Income tax	25,266	1,018
Social contribution	13,343	2,906
Cofins (tax on revenue)	27,883	27,217
PIS (tax on revenue)	5,603	5,446
INSS (Social Security Contribution)	5,976	5,767
ISS (Service tax)	2,495	3,139
Severance Pay Fund (FGTS)	1,921	2,125
Withholding income tax	4,164	3,970
Other	5,455	2,794
	92,106	54,382
18	Deferred PIS and Cofins (taxes on revenue)

	2019 (unaudited)	2018 (unaudited)
PIS	211,410	209,853
Cofins	973,913	966,713
	1,185,323	1,176,566

Deferred PIS and Cofins relate to infrastructure implementation revenues and compensation from concession assets determined on the contractual financial asset recorded in the proper accounting period. Payment is made as monthly revenues are billed, as provided for in Law No. 12973/14.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

19	Regulatory charges payable

	2019 (unaudited)	2018 (unaudited)
Research & Development - R&D (i)	78,018	64,453
Global Reversal Reserve (RGR)	548	801
Energy Development Account - CDE (ii)	8,730	8,340
Alternative Power Sources Incentive Program (Proinfa)	1,889	2,202
ANEEL inspection fee	387	391
	89,572	76,187

Current	48,336	40,262
Noncurrent	41,236	35,925

(i)	The Company and its subsidiaries recognize obligations relating to tariff amounts already billed (1% of net operating revenue), applied to the Research and Development (R&D) Program, monthly adjusted, as from the second month subsequent to its recognition through its actual realization, based on Selic (The Central Bank interest rate) as established in ANEEL Resolutions 300/2008 and 316/2008. According to Official Letter No. 0003/2015, of May 18, 2015, expenditures applied to R&D are accounted for in assets and, by completion of the project, recognized as obligation settled and, subsequently, submitted to audit and final evaluation by ANEEL. The amount invested in projects not completed by December 31, 2019 totals R$25,824 (R$12,859 at December 31, 2018) and is recorded in other assets.

(ii)	The CDE is a fee transmission companies are in charge of transferring based on amounts collected from free consumers.

20	Payroll and related taxes

	2019 (unaudited)	2018 (unaudited)
Vacation and related taxes	20,589	25,399
Profit sharing (PRL)	12,752	11,648
	33,341	37,047

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

21	Provisions

(a)	Provision for risks

Lawsuits are assessed periodically and classified based on their likelihood of loss for the Company. Provisions are recognized for all lawsuits for which it is probable that an outflow of funds will be required to settle the obligation and a reliable estimate can be made.

Lawsuits assessed as probable loss are as follows:

	2019 (unaudited)	2018 (unaudited)
Labor (i)	54,740	86,765
Civil (ii)	6,935	2,941
Tax - IPTU (property tax) (iii)	388	996
Other	304	6
	62,367	90,708

(i)	Labor

The Company is a defendant in certain lawsuits that are under discussion at different courts relating to claims of salary equalization, overtime, hazardous duty premium, among others. The Company made escrow deposits for labor claims in the amount of R$30,136 (R$34,563 as of December 31, 2018), as described in note 10.

(ii)	Civil

The Company is a party to civil lawsuits relating to issues including real estate, indemnities, collections, annulment and class actions arising in the normal course of business, that is, operation and maintenance of transmission lines, substations and equipment under the electric power transmission concession agreements.

(iii)	Tax – IPTU (property tax)

The Company is a party to proceedings relating to the collection of Property Tax (IPTU) and recognizes a provision to cover debts to the municipal government of various municipalities in the State of São Paulo.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

(iv)	Changes in provisions for risks:

	Labor	Civil	Tax – IPTU (property tax)	Other	Total
Balances in 2017	98,679	4,235	18,581	58	121,553

Recognition	22,442	10,736	166	872	34,216
Reversal	(29,798)	(11,870)	(18,694)	(924)	(61,286)
Payment	(12,557)	(584)	(1)	-	(13,142)
Adjustment	7,999	424	944	-	9,367

Balances in 2018 (unaudited)	86,765	2,941	996	6	90,708

Recognition	13,437	4,761	5	275	18,478
Reversal	(30,986)	(794)	(631)	(7)	(32,418)
Payment	(21,445)	(555)	(33)	-	(22,033)
Adjustment	6,969	582	51	30	7,632

Balances in 2019 (unaudited)	54,740	6,935	388	304	62,367

(b)	Lawsuits whose likelihood of loss is assessed as possible

CTEEP parties to labor, civil, social security and tax lawsuits involving risks of loss which, based on the assessment of the legal counsel, Management classified as possible loss, \in the estimated amount of R$612,961 as of December 31, 2019 (R$675,657 as of December 31, 2018), for which no provision was recognized.

Classification	Number of claims	Total
Labor	131	15,578
Civil	79	63,986
Social security	36	3,496
Civil - Annulment of merger of EPTE by CTEEP (i)	1	225,652
Civil - Ace Seguradora (ii)	1	17,362
Tax - Goodwill amortization (iii)	2	164,471
Tax - IPTU (property tax)	140	89,413
Tax - Other	47	33,003

	437	612,961

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

(i)	Annulment of merger of EPTE by CTEEP

Lawsuit whereby minority shareholders claim the annulment of EPTE’s merger by the Company or, in a jointly liable manner, the declaration of its right to withdrawal and determination of the payment of the share reimbursement value. Currently in the execution phase, pending final assessment of the pre-enforcement exception. The Company filed a cancellation claim and obtained an injunction conditioned to the possible raising of amounts by the filing party in order to submit a suitable surety. The injunction was overruled and the company will file an appeal.

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

(ii)	Tax - Goodwill amortization

Lawsuits arising from tax assessment notices issued by the Federal Revenue Service from 2013 to 2017 (period from 2008 to 2013), relating to the goodwill paid by ISA Capital on the acquisition of CTEEP shareholding control.

•	The 2008 case was judged at the higher court of the Administrative Board of Tax Appeals (CARF), which granted an unfavorable decision. The Company started a lawsuit which was partially granted (for the income tax but not for the social contribution). A claim was filed with the appellate court and awaits ruling.

•	The 2009, 2010, 2011 and 2012 cases were awarded a favorable decision by the higher court of the Administrative Board of Tax Appeals (CARF).

For 2013, the decision was partially favorable to the Company at the lower court, and an appeal may be filed.

The existence of CARF’s unfavorable decisions does not bind the other lawsuits awaiting judgment since CARF does not have a unanimous position on the matter, as unfavorable judgments were preceded by a deadlock, subsequently decided by the deciding vote of the President of the Panel/Chamber.

(c)	Lawsuits whose likelihood of loss is assessed as remote

(i)	PIS and Cofins (taxes on revenue)

The Company is a defendant to tax assessment notices relating to PIS and Cofins (taxes on revenue) for the period from 2003 to 2011, under the allegation that the Company would be required to pay PIS/Cofins on a cumulative basis. The Company paid PIS/COFINS on a cumulative basis until 2003. With the changes introduced in legislation in October 2003, the general rule became paying PIS/COFINS on a noncumulative basis, except for revenues meeting the following requirements: i) agreements executed before October 2003, ii) with an effective term longer than one year, iii) at predetermined prices, iv) for purchases of goods or services. Since SE revenue (Agreement 059/2001 prior to Law No. 12.783/2013) meets these requirements, and, also, following ANEEL’s instructions, the Company requested the offset of the amounts overpaid in the period the Company paid PIS and Cofins on a noncumulative basis and begun paying such taxes cumulatively on the portion of SE revenue.

Through September 2013, administrative proceedings in most advanced stages were granted a favorable decision by CARF, in line with the Court’s understanding on the issue. In December 2015, CARF changed its understanding on the matter; however, the Court maintained their original position. Currently, these cases were already closed at CARF (for the period from 2013 to 2010), totaling R$1.752 million and are the subject of a lawsuit that discuss the analysis of an expert report by CARF, and an unfavorable decision was granted to the Company at the lower court. The Company awaits ruling of the appeal.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

The proceeding relating to 2011 involves the amount of R$555.4 million, adjusted for inflation, and was granted an unfavorable decision to the company at CARF’s lower level. CARF´s Lower Panel determined that the National Treasury Attorney General should analyze the report prepared by the specialized consulting firm, which was analyzed and validated. The Company awaits a new ruling by CARF’s Lower Panel.

22	Post-employment Benefit/A mounts payable - Fundação CESP

The Company sponsors retirement and survivors’ pension complementation and supplementation and health care plans managed by Funcesp, which, together with the administrative costs of the fund, amounts to R$2,173 as of December 31, 2019 (R$4,250 as of December 31, 2018), relating to monthly installments payable as contribution to the fund.

(a)	Retirement and pension plan - PSAP/CTEEP

PSAP/CTEEP includes the following subplans:

•	Proportional Supplemental Settled Benefit (BSPS) – (Plan “B”);
•	Defined benefit (BD) – (Plan “B1”);
•	Variable contribution (VC) - (Plan “B1”).

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

The CV sub-plan defines voluntary contributions from Participants with limited compensation of the Company, levied on 30% of the Actual Contribution Salary of these employees in order to provide additional supplementation in the cases of retirement and death pension. On the date of receipt of the benefit, the Variable Contribution (CV) sub-plan may become a Defined Benefit ("BD") if the annuity is chosen by the Participant as a form of receipt of this supplementation.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

(i)	Actuarial valuation

The actuarial valuation prepared by an independent actuary relating to the PSAP/CTEEP pension plans, sponsored by the Company, under the projected unit credit method.

As of December 31, 2019, PSAP/CTEEP recorded actuarial surplus of R$55,470 (R$502,525 as of December 31, 2018).

As provided for in paragraph 65 of IAS 19 - Employee Benefits, the Company recognizes the net value of assets from future economic benefits that are available in form of partial reduction of future contributions to the Plan, limited to the present value of these benefits, in the amount of R$44,975 and R$1,951 relating to the cost of the defined benefit obligation in noncurrent assets, in the amount of R$43,024.

The main financial and actuarial information is as follows:

	2019 (unaudited)	2018 (unaudited)
Amount recognized in the Company’s balance sheet
Defined benefit obligation	4,198,694	3,317,667
Fair value of plan assets	(4,254,164)	(3,820,192)

(Surplus)/ Deficit	(55,470)	(502,525)
Nonrecoverable surplus (effect of the asset limit)	10,495	395,165

Net liability / (asset)	(44,975)	(107,360)

Changes in nonrecoverable surplus
Nonrecoverable surplus at the end of prior year	395,165	500,576
Interest on nonrecoverable surplus	38,489	50,658
Changes in nonrecoverable surplus during the year	(423,159)	(156,069)

Nonrecoverable surplus at the end of year	10,495	395,165

Reconciliation of defined contribution obligations
Benefit definition obligation at the end of prior year	3,317,667	2,943,030
Cost of current service	12,462	11,088
Interest cost	312,626	287,991
Benefits paid by the plan	(223,679)	(204,119)
Participants’ contribution	1,023	686
Actuarial (gain)/loss	778,595	278,991

Benefit definition obligation at the end of year	4,198,694	3,317,667

Reconciliation of the fair value of plan assets
Fair value of the plan assets at the end of prior year	(3,820,192)	(3,533,832)
Expected return on investments	(361,626)	(347,821)
Employer’s contribution	(916)	(1,188)
Participants’ contribution	(1,023)	(686)
Benefits paid by the plan	223,679	204,119
(Gain)/Loss on return on investments	(294,086)	(140,784)

Fair value of the plan assets at the end of year	(4,254,164)	(3,820,192)

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

	2019 (unaudited)	2018 (unaudited)
Components of defined benefit cost/ (revenue)
Cost of current service	12,462	11,088
Interest on defined benefit obligation	312,626	287,991
Interest / (yield) on fair value of plan assets	(361,626)	(347,821)
Interest on nonrecoverable surplus	38,489	50,658

Cost of defined benefit obligation on the Company’s profit or loss	1,951	1,916

Resizing in other comprehensive income (“OCI”)
Actuarial (gain)/loss	778,595	278,991
(Gain)/Loss on return on investments	(294,086)	(140,784)
Changes in nonrecoverable surplus during the year	(423,159)	(156,069)

Resizing of the obligation included in “OCI”	61,350	(17,862)

Total cost of defined benefit obligation on the Company’s profit or loss and OCI	63,301	(15,946)

Reconciliation of the defined benefit net value of liabilities/ (assets)
Net Liabilities / (Assets) at the end of the prior year	(107,360)	(90,226)
Cost of defined benefit obligation on the Company’s profit or loss (*)	1,951	1,916
Resizing of the obligation included in “OCI”	61,350	(17,862)
Employer’s contribution	(916)	(1,188)

Net Liabilities / (Assets) at the end of the year	(44,975)	(107,360)

Estimated costs for the subsequent year
Cost on defined benefit obligation	16,810	1,951

Estimated value for the subsequent year	16,810	1,951

Sensitivity analysis for assumptions adopted
Defined benefit obligation (interest rate - 100 base points)	4,773,013	3,717,705
Defined benefit obligation (interest rate + 100 base points)	3,730,530	2,985,967

Expected cash flows for the subsequent year and duration of the commitment
Expected employer’s contribution	418	358
Total estimated benefit payments under the plan:
Year 1	232,946	215,912
Year 2	244,510	229,028
Year 3	254,306	243,219
Year 4	265,170	255,233
Year 5	274,884	268,693
5 subsequent years	1,513,263	1,526,448

Duration of commitments under the plan	12.9 years	11.3 years

(*) This amount is recognized in line item “General and administrative expenses”.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

	2019 (unaudited)	2018 (unaudited)
Breakdown of investments portfolio (in R$)
Fixed income	3,225,933	3,063,794
Floating income	740,225	542,467
Structured investments	111,034	87,864
Foreign investments	38,713	34,382
Properties	108,481	61,123
Operations with participants	29,778	30,562

	4,254,164	3,820,192

Main financial and actuarial assumptions
Discount rate	7.04% p.a.	9.74% p.a.
Salary increase rate	1.87% p.a.	1.87% p.a.
Rate of adjustment to benefits granted on a continuing basis	3.60% p.a.	4.50% p.a.
General mortality table	AT-2000(M/F)	AT-2000(M/F)
Disability table	Light-Weak (*)	Light-Weak
Disability mortality table	AT-1949	AT-1949
Turnover	Exp.Funcesp (*)	Exp.Funcesp

(*) 30% smooth
Demographic data
Number of active participants	1,376	1,346
Number of affiliates	129	132
Number of assisted beneficiaries	2,636	2,558

23	Global Reversal Reserve (RGR)

As of December 31, 2019, the amount of R$16,612 (R$19,093 at December 31, 2018) refers to the funds deriving from the reversal reserve, amortization and portion retained in the Company of the monthly shares of the Global Reversal Reserve (RGR) relating to investments of funds to expand power services and repay borrowings raised for the same purpose, occurred through December 31, 1971. Annually, according to the ANEEL Order, interest of 5% is charged on the value of the reserve, with monthly settlement. Under article 27 of Decree No. 9022, of March 31, 2017, electric power concessionaires shall amortize fully the RGR debits beginning January 2018 to December 2026.

24	Equity

(a)	Capital

As of December 31, 2019, the Company’s issued capital is R$5,000,000, of which R$1,957,386 in common shares and R$3,042,614 in preferred shares, all registered, book-entry, and without par value.

On April 4, 2019, the Extraordinary and General Shareholders Meeting approved the proposal to split 100% of the Company’s shares, in the proportion of 1 common share to 4 common shares and of 1 preferred share to 4 preferred shares. Such split did not result in any changes to the Company’s capital.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

The subscribed and paid-in capital as of December 31, 2019 and 2018 totals R$3,590,020 and is represented by common and preferred shares, as follows:

	2019 (unaudited)	R$ Thousand (unaudited)	2018 (unaudited)	R$ Thousand (unaudited)
Common share	257,937,732	1,405,410	64,484,433	1,405,410
Preferred share	400,945,572	2,184,610	100,236,393	2,184,610

	658,883,304	3,590,020	164,720,826	3,590,020

Common shares entitle their holders the right to one vote at the resolutions of general meetings.

Preferred shares are not entitled to vote; however, they have priority in the refund of capital and payment of dividends corresponding to this class of shares.

(b)	Dividends and interest on capital

In 2019, the Board of Directors resolved to distribute interim dividends and interest on capital, as follows:

	Interim dividends (unaudited)		Interest on capital (unaudited)
BoD meeting date	Total	Per share	Total	Per share	Payment
07.30.2019	-	-	370,415	0.562186	08.19.2019
11.05.2019	293,556	0.445535	223,444	0.339126	12.03.2019
12.10.2019	-	-	107,845	0.163679	01.20.2020

	293,556	0.445535	701,704	1.064991

Total dividends and interest on capital paid through December 31, 2019 is R$900,714, with resolutions made in 2019. The amount of R$107,845 recorded in interest on capital and dividends payable refer to the balance to be settled subsequently.

The Company’s bylaws establish that the allocation of profit for the year in the following order: (i) recognition of the legal reserve; (ii) balance, payment of dividends attributed to preferred and common shares, at the higher value between R$218,461and R$140,541, respectively, and 25% of profit for the year; (iii) of balance, up to 20% of profit for recognition of the statutory reserve.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

	2019 (unaudited)	2018 (unaudited)	2017
Profit for the year	1,762,631	1,881,668	1,365,512
Recognition of legal reserve	(81,158)	(94,083)	(68,275)
Dividends and interest on capital forfeited	302	1,017	1,215

	1,681,775	1,788,602	1,298,452
Recognition of statutory reserve	(336,295)	(357,517)	(259,447)
Recognition of unrealized earnings reserve, net	(428,021)	(62,415)	(453,912)
Interim dividends paid	(215,755)	(633,000)	(500,400)
Interest on capital paid	(701,704)	(592,000)	-
Recognition of earnings retention reserve	-	(143,670)	-
Additional dividends proposed	-	-	(84,693)

	-	-	-

(c)	Capital reserves

	2019 (unaudited)	2018 (unaudited)
Investment grants - CRC (i)	78	78
Special goodwill reserve - merger	588	588

	666	666

(i)	Investment grants - CRC

The Offsettable Profit or Loss Account (CRC) was established by Decree No. 41019/1957 and Law No. 5655/1971 to compensate electric power concessionaires for certain investments made by them. Law No. 8631/1993 extinguished the CRC and, thereafter, Law No. 8724/1993 established that the CRC credits should be recorded in equity as investment grants in line item “Capital reserve”. The Company elected to maintain the balance as of December 31, 2007 relating to the CRC.

(d)	Earnings reserves

	2019 (unaudited)	2018 (unaudited)
Legal reserve (i)	718,004	636,846
Statutory reserve (ii)	1,190,503	854,208
Earnings retention reserve (iii)	797,312	875,113
Unrealized special earnings reserve (iv)	5,466,623	5,038,602

	8,172,442	7,404,769

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

(i)	Legal reserve

Recognized as 5% of profit for the year, before any allocation, up to 20% of capital. In the year ended December 31, 2019, the Company reached the maximum percentage for recognition of the legal reserve.

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

The unrealized special earnings reserve includes the impacts of (i) amounts receivables from SE (note 7); (ii) adjustments due to application of IFRIC 12 (iii) initial application of IFRS 15; and (iv) share of profit of investees, since they do not comprise the portion realized in profit for the year. Allocation in this reserve is made to reflect the fact that the financial realization of earnings from these operations will occur in future years. Once realized, in case the reserve is not absorbed by subsequent losses, the Company will allocate its balance under Article 19 of CVM Instruction No. 247/1996 for capital increase, distribution of dividends or recognition of other earnings reserves, considering Management’s proposals to be made on a timely basis.

Changes in 2019:

Balance in 2018 (unaudited)	5,038,602
Realization (*)	(1,062,144)
Recognition (*)	1,490,165

Balance in 2019 (unaudited)	5,466,623

(*) The realization mainly includes the amounts received from SE and dividends received from subsidiaries and jointly controlled subsidiaries.

(**) The recognition amount is comprised of the adjusted SE balance receivable and noncash items from the application of IFRS standards.

(e)	Other Comprehensive Income (OCI)

In 2018, the Company recognized in Other Comprehensive Income an asset and the respective tax effects arising from an actuarial surplus supported by a report prepared by an independent actuarial specialist. As of December 31, 2019, the amount is R$29,683, net of taxes (R$ 70,858 at December 31, 2018) (note 22).

Also classified in other Comprehensive Income are derivative financial instruments, namely non-deliverable forwards (NDF) to manage subsidiary Biguaçu’s currency risk in the amount of R$1,508 net of taxes, whereby the effective portion of changes in the fair value of the hedge accounting is recorded in equity, not in profit or loss (note 11 (a)).

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

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

Those shares issued based on this realization will be considered as dilutive for purposes of calculation of the Company’s earnings or loss per share, based on the assumption that all issuance conditions have been met. As of December 31, 2019, and 2018, the share issuance conditions relating to goodwill amortization were satisfied.

The table below shows the profit or loss and share data used to calculate basic and diluted earnings per share:

	2019 (unaudited)	2018 (*) (unaudited)	2017 (*)
Basic and diluted earnings per share

Profit - R$ thousand	1,762,631	1,881,668	1,365,512

Weighted average number of shares (i)
Common shares	208,116,882	208,116,882	208,116,882
Preferred shares	323,502,660	323,502,660	323,502,660

	531,619,542	531,619,542	531,619,542

Weighted adjusted average number of shares
Common shares	208,135,584	208,126,647	208,126,062
Preferred shares	323,523,457	323,511,835	323,510,798

	531,659,041	531,638,482	531,636,860

Basic earnings per share	3.31559	3.53950	2.56859

Diluted earnings per share	3.31534	3.53938	2.56850

(*) Under IAS 33, earnings per share was calculated retrospectively for all reporting periods due to the reverse split of shares occurred on April 4, 2019 (note 24 (a)).

(i) The calculation of the weighted average of shares in the year considers the weighted average of shares before the reverse split.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
Years ended December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

25	Net operating revenue

25.1	Breakdown of net operating revenue

	2019 (unaudited)	2018 (unaudited)	2017

Gross revenue
Infrastructure revenue (a) (note 7)	577,355	387,115	247,126
O&M (a) (note 7)	1,108,520	1,042,534	880,901
Compensation from concession assets - RBSE (b) (note 7)	1,011,977	1,269,108	1,495,791
Compensation from concession assets (b) (note 7)	544,526	549,670	400,615
Efficiency gain on the infrastructure implementation (c)	514,532	361,495	-
Rentals	20,936	19,605	18,757
Services provided - O&M	9,212	7,300	7,312
Services provided - others	1,700	-	-

Total gross revenue	3,788,758	3,636,827	3,050,502

Taxes on revenue
Cofins (tax on revenue)	(246,741)	(249,696)	(220,583)
PIS (tax on revenue)	(53,559)	(54,185)	(47,930)
ICMS	(377)	(115)	(85)
ISS (Service tax)	(697)	(569)	(529)

	(301,374)	(304,565)	(269,127)
Regulatory charges
Energy Development Account (CDE)	(111,792)	(82,438)	(34,605)
Global Reversal Reserve (RGR)	(6,207)	(4,809)	(4,662)
Research and Development (R&D)	(27,629)	(27,491)	(17,246)
Alternative Power Sources Incentive Program (Proinfa)	(25,794)	(22,497)	(16,605)
Electric Power Services Inspection Fee	(10,807)	(10,373)	(7,064)

	(182,229)	(147,608)	(80,182)

	3,305,155	3,184,654	2,701,193

(a)           Infrastructure implementation and operation and maintenance services

Revenue from infrastructure implementation for provision of electric power transmission services under a service concession agreement is recognized as costs are incurred. O&M revenues are recognized in the period in which services are provided by the Company. When the Company provides more than one service under a service concession arrangement, the consideration received is allocated by reference to the fair values of the services delivered.

(b)           Compensation from concession assets

Revenue from compensation of assets is recognized at the interest rate that reflects the economic volatility on the future flow of cash receipts that compensates the transmission infrastructure investment. The discount rate represents the financial component based on a market rate established at the beginning of the contracts/projects.

(c)            Efficiency gain on the infrastructure implementation

Efficiency gain on the infrastructure implementation refers to positive or negative variations determined in the placement into operation of reinforcement and improvement projects and new concession agreements against the costs incurred on the infrastructure implementation versus the future cash flow discounted at the rate that represents the financial component of the business, established at the beginning of each contract/project, and which, on a consolidated basis, ranges between 6.6% and 10.5%. As of December 31, 2019, the efficiency gain refers to Company’s projects and Agreement 042/2017 of subsidiary Itapura which were placed into operation.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
Years ended December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

25.2	Periodic revision of the Annual Permitted Revenue (RAP)

Under concession agreements, at every four and/or five years, after the agreement execution date, ANEEL will periodically revise the electric power transmission RAP to promote tariff efficiency and moderation.

Each agreement has its specifics; however, in general terms, concessionaires have their RAP revised for three times (every five years), when the cost of debt capital is revised. Reinforcements and improvements related to the tendered agreements are revised every five years. A revenue reduction may also be applied for Operation and Maintenance (O&M) costs to capture Business Efficiency Gains.

The tendered revenue associated with the Concession Agreement No. 143/2001 of subsidiary IE Serra do Japi is not subject to periodic tariff revision of the portion related to the revenue tendered in the auction.

The periodic tariff revision for concession agreements, such as Concession Agreement No. 059/2011, of concessionaires considered as existing, is made every five years and includes the revenue repositioning upon determination of the following:

a) the regulatory compensation basis for RBNI and RBSE;

b) efficient operating costs;

c) the optimal capital structure and definition of the compensation of transmission companies;

d) identification of the amount to be considered as tariff reduction - Other revenues;

e) application of the “x” factor (ratio set by ANEEL in the periodic revision process to foster efficiency and capture productivity gains for the consumer).

The information on the latest periodic tariff revisions is described below:

Concessionaire	Agreement	Approval Resolution (REH)	Approval Resolution Date	Effective date

Subsidiaries

IE Serra do Japi	026/2009	1.901	06.16.2015	07.01.2015
IEMG	004/2007	2.257	06.20.2017	07.01.2017
IENNE	001/2008	2.405	06.19.2018	07.01.2018
IE Pinheiros (*)	012/2008	2.556	06.11.2019	07.01.2019
IE Pinheiros (*)	015/2008	2.556	06.11.2019	07.01.2019
IE Pinheiros (*)	018/2008	2.556	06.11.2019	07.01.2019
IE Pinheiros	021/2011	2.257	06.20.2017	07.01.2017
Evrecy	020/2008	2.404	06.19.2018	07.01.2018
IESul (*)	013 and 016/2008	2.556	06.11.2019	07.01.2019

Jointly controlled subsidiaries

IE Madeira (*)	013 and 015/2009	2.556	06.11.2019	07.01.2019
IE Garanhuns	022/2011	2.257	06.20.2017	07.01.2017

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
Years ended December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

(*) As a “preliminary” result of the tariff revision, the companies’ Annual Permitted Revenues decreased by:

•	IE Pinheiros 012/2018: -5.394%
•	IE Pinheiros 015/2018: -4.716%
•	IE Pinheiros 018/2018: -5.232%
•	IE Sul 013/2008: -5.325%
•	IE Sul 016/2008: -5.656%
•	IE Madeira 013/2009: -5.272%
•	IE Madeira 015/2009: -5.547%

In August 2019, IE Madeira’s appeal filed in June 2019 was granted a supersedeas effect and made ANEEL Resolution No. 2.556/2019 ineffective until the appeal was ruled. Accordingly, beginning August 2019, the RAP prior to the tariff revision (ANEEL Resolution No. 2.408/2018).

In November 2019, the administrative appeals were ruled by ANEEL and the outcome was published on Authorizing Resolution No. 2.635/2019, which changed the outcome expressed in ANEEL Resolution No. 2.556/2019. Therefore, the supersedeas effect granted to IE Madeira’s appeal was dismissed and the RAP in ANEEL Resolution No. 2.556/2019 became applicable until the next tariff cycle, when the financial effects arising from changes to IE Madeira’s RAPs will be processed in the subsequent tariff cycle.

The differences between the amounts actually paid to concessionaires IE Madeira, IE Pinheiros and IE Sul and the amounts due will be determined and considered as an Adjustment Portion (“PA”) Installment in the 2020/2021 tariff cycle and were already reflected in the cash flow from the contract asset as of December 31, 2019.

Finally, as a result of the tariff revision, the companies’ Annual Permitted Revenues decreased by:

•	IE Pinheiros 012/2018: -2.367%
•	IE Pinheiros 015/2018: -1.637%
•	IE Pinheiros 018/2018: -2.339%
•	IE Sul 013/2008: -2.369%
•	IE Sul 016/2008: -2.659%
•	IE Madeira 013/2009: -2.941%
•	IE Madeira 015/2009: -3.415%

The Company recognized the impacts of this change in December 2019.

The next periodic tariff revisions for the RAP of the Company and its subsidiaries and jointly controlled subsidiaries are described in note 1.2.

25.3	Variable Portion – PV, RAP Additional and Adjustment Portion - PA

Regulatory Resolution 729, of July 28, 2016, regulates the Variable Portion (PV) and RAP Additional. The Variable Portion is the pecuniary penalty applied by the Grantor for any unavailability or operating restrictions of the facilities comprising the Basic Grid. The RAP Additional corresponds to the pecuniary premium granted to transmission companies as an incentive for improving the availability of transmission facilities. Both situations are recognized as revenue and/or O&M revenue reduction, in the period in which they occur.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
Years ended December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

Regulatory Resolution No. 782/2017 amended REN No. 729/16, which extinguished the additional RAP for all power transmission companies beginning March 2018. The power transmission companies covered by Law No. 12.783/2013 had not been receiving since October 2012 (REN No. 512/2012).

The Adjustment Portion ("PA") is the portion of revenue arising from the enforcement of a mechanism established in the agreement, which is used in the periodic annual adjustments by adding to or subtracting from the RAP in order to offset a surplus or deficit of collection in the period prior to the adjustment.

25.4	Annual revenue adjustment

On June 28, 2019, Approval Resolution No. 2565 was published to establish annual permitted revenues of the Company and its subsidiaries for the availability of the transmission facilities comprising the Basic Grid and other transmission facilities, for a 12-month cycle, from July 1, 2019 to June 30, 2020.

According to Approval Resolution No. 2565, RAP and amounts corresponding to the Company’s adjustment portion (Agreement No. 059/2001), net of PIS and Cofins (known as Regulatory Revenue), which was R$2,622,199(*) on July 01, 2018, increased to R$2,788,514(*) on July 01, 2019, an increase of R$166,315, equivalent to 6.34%. A reduction of 0,19% (R$4,861) relates to tariff revisions of IESul and IE Pinheiros, 4.78% (R$125,447) relates to the IPCA/IGPM adjustment, reduction of 0.51% (R$13,406) the variance in the adjustment portion, 2.42% (R$63,419) relates to the additional RAP for new investments and 0.13% (R$3,416) relates to RBSE assets (MME Ruling No. 120/2016 covered by Law No. 12.783/2013), reduction of 0.29% (R$7,700) relates to the contractual reduction of 50% of RAP (pro rata) under Agreement No. 143/01 of IE Serra do Japi’s RAP.

(*) Not including the revenue from authorized investments that will start operating in the next cycles.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
Years ended December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

The Company’s and its subsidiaries’ Regulatory Revenue, net of PIS and, is as follows:

Concession agreement	Basic Grid				Other Transmission Facilities – DIT				Total

	Existing assets	New investments	Tendered	Adjustment portion	Existing assets	New investments	Tendered	Adjustment portion

059/2001	1,707,327	183,196	-	(34,951)	607,797	135,474	-	(19,764)	2,579,079
143/2001	-	-	17,341	(865)	-	-	-	-	16,476
004/2007	-	-	19,705	(675)	-	-	-	-	19,030
012/2008	-	6	8,637	(291)	-	1,023	1,302	-	10,677
015/2008	-	15,306	16,514	(1,338)	-	4,496	404	(45)	35,337
018/2008	-	56	4,261	(161)	-	1,717	51	(59)	5,865
021/2011	-	-	4,396	(514)	-	-	1,613	-	5,495
026/2009	-	5,439	30,235	(711)	-	-	6,877	-	41,840
001/2008	-	5	47,957	(1,591)	-	-	-	-	46,371
020/2008	-	10,357	-	(2,122)	-	2,266	-	(100)	10,401
013/2008	-	-	6,035	(258)	-	-	-	-	5,777
016/2008	-	1,872	10,587	(537)	-	-	245	(1)	12,166

	1,707,327	216,237	165,668	(44,014)	607,797	144,976	10,492	(19,969)	2,788,514

26	Costs of infrastructure implementation, operation and maintenance services, and general and administrative expenses

		2019 (unaudited)			2018 (unaudited)	2017
	Implementation and O&M costs	Cost of services	Expenses	Total	Total	Total

Management fees	-	-	(16,219)	(16,219)	(11,890)	(8,282)
Personnel	(261,381)	(194)	(69,559)	(331,134)	(323,637)	(307,038)
Services	(242,985)	(402)	(72,959)	(316,346)	(241,953)	(173,819)
Depreciation	-	-	(19,963)	(19,963)	(9,214)	(9,627)
Materials	(387,230)	(97)	(969)	(388,296)	(250,528)	(186,476)
Leases and rentals (i)	(1,828)	-	(4,166)	(5,994)	(13,919)	(13,837)
Lawsuits	-	-	8,847	8,847	14,659	26,109
Other	(58,060)	-	(20,131)	(78,191)	(55,400)	(50,702)

	(951,484)	(693)	(195,119)	(1,147,296)	(891,882)	(723,672)

Out of the costs shown above, the costs of implementing infrastructure totaled R$548,126 in 2019, R$353,591 in 2018 and R$225,450 in 2017. The respective infrastructure implementation revenue, shown in note 25.1, is calculated by adding the PIS and Cofins rates and other charges to the cost of the investment.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

27	Finance income (costs)

	2019 (unaudited)	2018 (unaudited)	2017
Revenue
Income from short-term investments	65,745	74,512	43,907
Interest income	484	201	240
Inflation adjustments	4,337	4,651	3,387
Hedge transactions (i)
MtM (mark to market) adjustment	48,549	55,140	1,632
Exchange rate changes	137,958	87,952	4,369
Adjustment of swap - hedging instruments	174,417	119,246	10,170
Other	7,551	11,076	59,968

	439,041	352,778	123,673
Expenses
Interest on borrowings	(62,846)	(61,530)	(47,905)
Interest expense	(2,607)	(2,514)	(10,723)
Charges on debentures	(84,376)	(84,899)	(63,599)
Inflation adjustments	(50,695)	(51,587)	(35,376)
Hedging instrument (i)
Charges on swap	(45,615)	(23,288)	(1,351)
MtM (mark to market) adjustment	(48,549)	(55,140)	(2,242)
Exchange rate changes - borrowings	(174,417)	(119,246)	(9,275)
Adjustment of swap - hedging instruments	(137,958)	(87,952)	(9,764)
Other	(17,237)	(8,836)	(9,654)

	(624,300)	(494,992)	(189,889)

	(185,259)	(142,214)	(66,216)

(i)	Refers to results of financial transactions under Law No. 4131, of September 3, 1962, which addresses the use of foreign capital and remittance of profits abroad.

28	Other operating income/ (expenses)

Other operating income (expenses), in 2018, substantially refers to the net gain on the bargain purchase less the adjustment in the acquisition of IESUL, in the amount of R$24,756 (nota 11 (c)).

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

29	Income tax and social contribution

The provision for income tax and social contribution is recognized monthly on an accrual basis and computed as provided for in Law No. 12973/14.

The Company adopts the taxable income regime on an estimate basis and makes monthly prepayments by applying the deemed income rates on gross revenue while subsidiaries adopt the deemed income regime, except for subsidiary IE Sul, which adopts the taxable income regime.

(a)	Reconciliation of the effective tax rate

The reconciliation of the income tax and social contribution expense for the year to book income is as follows:

	2019 (unaudited)	2018 (unaudited)	2017
Profit before income tax and social contribution	2,155,913	2,316,644	1,981,105

Statutory rates	34%	34%	34%

Income tax and social contribution at statutory rate	(733,010)	(787,659)	(673,576)

Income tax and social contribution on permanent differences
Interest on capital	238,580	201,280	-
Realization of losses	-	(359)	(96)
Share of profit (loss) of investees	61,128	68,279	42,434
Effect of adoption of deemed income regime by subsidiaries	48,957	96,300	36,174
Other (*)	7,883	760	(581)

Effective income tax and social contribution	(376,462)	(421,399)	(595,645)

Income tax and social contribution
Current	(276,796)	(407,423)	(354,491)
Deferred	(99,666)	(13,976)	(241,154)

	(376,462)	(421,399)	(595,645)

Effective rate	17%	18%	30%

(*) In 2019, the Company made donations to tax-incentive social and cultural projects in the amount of R$7,994.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

(b)	Breakdown of deferred income tax and social contribution

Assets / (Liabilities)	2019 (unaudited)	2018 (unaudited)
Receivables - Law No. 12783 - SE (i)	(1,880,013)	(2,088,467)
Adjustments IFRS (IFRIC 12 and IFRS 15) (ii)	(1,031,474)	(713,515)
Provision for risks	20,003	30,953
Other temporary differences	218,658	176,628

Total, net	(2,672,826)	(2,594,401)

(i)	Deferred income tax and social contribution on the compensation from concession assets relating to SE facilities, which will be incorporated into the tax base as amounts are actually received.

(ii)	Refers to income tax and social contribution on profit from infrastructure implementation operation to provide the electric power transmission services and compensation from concession assets (IFRIC 12 and IFRS 15) recognized on an accrual basis, which are taxed when amounts are actually received, as provided in article 168 of Normative Instruction No. 1700/17 and article 36 of Law No. 12973/14.

The Company’s Management believes that deferred income tax and social contribution balances are assets arising from temporary differences and will be realized proportionately to the lawsuits, trade receivables and the materialization of the events that gave rise to the provisions for risks.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

30	Related-party transactions

The main balances and transactions with related parties in the year are as follows:

		2019 (unaudited)		2018 (unaudited)		2019 (unaudited)	2018 (unaudited)	2017
						Revenue/	Revenue/	Revenue/
Nature of transaction	Related parties	Assets	Liabilities	Assets	Liabilities	(Expense)	(Expense)	(Expense)
Short-term benefits (a)	Management	-	-	-	-	(16,219)	(10,749)	(7,585)

Dividends	ISA Capital	-	(32,834)	-	-	-	-	-

Sublease, Reimbursements and sharing of personnel expenses (b)	ISA Capital	52	-	27	-	283	337	292
	IEMG	58	-	202	-	262	58	47
	IE Pinheiros	177	-	571	-	817	93	46
	IE Serra do Japi	91	-	394	-	414	116	120
	Evrecy	44	-	172	-	205	55	44
	IENNE	224	-	12	-	1.038	192	67
	Itaúnas	48	-	15	-	111	43	-
	Tibagi	115	-	15	-	105	82	-
	Itaquerê	95	-	15	-	105	128	-
	Itapura	29	-	15	-	105	115	-
	Aguapeí	54	-	15	-	105	88	-
	IESul	119	-	16	-	538	224	92
	IE Garanhuns	-	-	1	-	6	10	-
	Biguaçu	41	-	-	-	-	-	-
	Aimorés	38	-	22	-	150	103	-
	Paraguaçu	39	-	21	-	153	100	-
	Ivaí	34	-	20	-	145	111	-
	Internexa Brasil	-	-	-	-	(334)	-	13
		1,258	-	1,533	-	4,208	1,855	721

Service provision (c)	ISA Capital	30	-	16	-	337	196	195
	IEMG	14	-	13	-	155	938	152
	IE Pinheiros	120	-	116	-	1,365	1,532	1,343
	IE Serra do Japi	97	-	93	-	1,099	1,116	1,083
	Evrecy	82	-	80	-	923	920	879
	IE Garanhuns	36	-	36	-	412	397	181
	Internexa Brasil	474	(74)	180	19	1,051	(213)	98
		853	(74)	534	19	5,342	4,886	3,931
Related-party balances		2,111	(32,908)	2,067	19	(6,669)	(4,008)	(2,933)

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

		2019 (unaudited)		2018 (unaudited)		2019 (unaudited)	2018 (unaudited)
						Revenue/	Revenue/	Revenue/
Nature of transaction	Related parties	Assets	Liabilities	Assets	Liabilities	(Expense)	(Expense)	(Expense)

	Bandeirantes	120,968	-	250,321	-	20,982	39,940
Short-term investments - investment funds (note 6)	Xavantes	1,912,816	-	263,252	-	22,241	12,801
	Assis	3,936	-	167,336	-	15,781	28,598
	Barra Bonita	30,891	-	-	-	3,599	-
		2,068,611	-	680,909	-	62,603	81,339

Other
Liabilities (note 7)	Eletrobras	-	(30,623)	-	(28,287)	-	-
		-	(30,623)	-	(28,287)	-	-

Total		2,070,722	(63,531)	682,976	(28,268)	55,934	77,331

(a)	Refers to management fees, which, as disclosed in the Company’s income statement, amount to R$16,219, (R$11,890 in 2018 and R$8,282 in 2017).

The Company’s compensation policy does not include postemployment benefits, other long-term benefits, severance benefits or share-based compensation.

(b)	The sublease agreement comprises the sub-leased area of the Company’s headquarters building, as well as apportionment of condominium and maintenance expenses, reimbursement of shared services, among others.

The personnel expenses sharing agreement requires the proportional allocation of expenses relating to employees shared the Company and its subsidiaries.

(c)	The Company maintains the following service agreements: (i) ISA Capital - tax and accounting bookkeeping services, tax calculation and payroll processing; (ii) IEMG, Pinheiros, Serra do Japi, Evrecy and Garanhuns - operation and maintenance of its facilities; (iii) Internexa, a subsidiary of ISA Group - two service agreements including assignment of right of use, on a remunerated basis, of the infrastructure support necessary for the installation of fiber optical cables, auxiliary services and related improvements and sharing of IT infrastructure. Additionally, the Company contracted the provision of 10 Mbps internet link services with Internexa Brasil. In March 2018, Internexa Brasil was contracted to update the telephony functionalities and requirements.

These transactions are conducted under specific conditions agreed upon between the parties.

Additionally, the Company contributes as a founder member to “Associação de Intercâmbio Sociocultural e Empresarial Brasil-Colômbia”, whose purpose is to support Colombian companies and professionals in Brazil as well as promote the Colombian culture, tourism and tradition in Brazil.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

31	Financial instruments

(a)           Identification of the main financial instruments

	Level	2019 (unaudited)	2018 (unaudited)
Financial assets

Fair value through profit or loss
Cash equivalents	2	591,534	9,028
Short-term investments	2	2,068,611	680,909
Concession assets - Law No. 12.783	3	8,512,646	9,069,651
Derivative financial instruments	2	19,067	2,643
Restricted cash	2	48,391	44,055

Amortized cost
Cash and banks		4,437	7,712
Concession assets - O&M services	-	142,224	189,916
Accounts receivable - São Paulo State Finance Department	-	1,576,332	1,426,083
Receivables from related parties	-	703	323
Sureties and judicial deposits	-	52,886	66,987

Contract asset	-	6,006,163	4,874,289

Financial liabilities

Amortized cost
Borrowings and financing
Current	-	709,928	334,067
Noncurrent assets	-	637,448	1,215,689
Debentures
Current	-	367,508	23,707
Noncurrent assets	-	1,528,971	1,441,504
Leases
Current	-	9,948	280
Noncurrent assets	-	39,948	232

Trade payables	-	167,774	88,358
Interest on capital and dividends payable	-	102,079	7,835

The carrying amounts of financial assets and financial liabilities, when compared to the amounts that could be obtained if they are traded in an active market or, in the absence of such market, the net present value adjusted based on the prevailing market interest rate, approximate their fair values. The Company classifies financial instruments as required by IFRIC 13:

Level 1 – quoted prices (unadjusted) in active markets, net and observable for identical assets or liabilities, available of measurement date;

Level 2 – quoted prices (which can be adjusted or unadjusted) of similar assets or liabilities in active markets, other inputs not directly or indirectly observable in level 1, in the asset or liability terms; and

Level 3 – assets and liabilities whose prices are unavailable or prices or valuation techniques supported by a small or inexistent, unobservable or net market. In this level, the fair value estimate becomes highly subjective.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

The Company contracted swap transactions to hedge against fluctuations in currency and interest rate on foreign-currency borrowings under Law No. 4.131/1962. For swap transactions, the rates are 102.3% and 102.5% of the CDI.

The Company classifies derivatives contracted as fair value hedge and, based on the requirements of IFRS 9, the Company adopted hedge accounting for its transactions.

On October 9, 2018, subsidiary Biguaçu entered into NDF hedge contracts with Citibank, whereby the company bought future dollar with a notional value of USD29,301. The purpose of these transactions was to hedge foreign currency commitments assumed (CAPEX) by Biguaçu.

The Company classifies derivatives contracted as cash flow hedge and, based on the requirements of IFRS 9, the Company adopted hedge accounting.

The Company classifies derivatives contracted as fair value hedge and, based on the requirements of IFRS 9, the Company adopted hedge accounting for its transactions.

Financial instrument management is in line with the Risk Management Policy and Financial Risk Guidelines of the Company and its subsidiaries. The results from these transactions and adoption of controls to manage this risk are part of the monitoring of the financial risks adopted by the Company and its subsidiaries as follows:

Swap transaction

Short and long term	Maturity	Notional value	Reference value (Accrual)	Fair value*
			2019 (unaudited)	2019 (unaudited)
Short position:
MUFG	July 2020	USD 75,000	304,647	306,069
CITI	August 2020		303,149	302,407
Long position:
MUFG	July 2020	USD 75,000	(290,352)	(290,522)
CITI	August 2020		(300,260)	(300,448)

Net value			17,184	17,508

(*) The fair value refers to mark-to-market as of December 31, 2019.

NDF transaction
				2019 (unaudited)
	Instrument	Hedging purpose	Nature	Notional value - US$	Notional value - BRL	Fair value adjustment
Biguaçu	Non Deliverable Forward - NDF	US dollar - US$	Purchase	29,292	118,202	1,559

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

(b)	Financing

Debt-to-equity ratio

The debt ratio at the end of the year is as follows:

	2019 (unaudited)	2018 (unaudited)
Borrowings and financing
Current	709,928	333,787
Noncurrent assets	637,448	1,215,457

Leases
Current	9,948	280
Noncurrent assets	39,948	232

Debentures
Current	367,508	23,707
Noncurrent assets	1,528,971	1,441,504

Total debt	3,293,751	3,014,967

Cash and cash equivalents and short-term investments	2,664,582	697,649

Net debt	629,169	2,317,318

Equity	13,761,607	11,299,525

Debt ratio, net	4,6%	20,5%

CTEEP and its subsidiaries are parties to borrowings and financing agreements that contain covenants determined based on debt ratios (notes 14 and 16). The Company and its subsidiaries are compliant with the requirements relating to covenants.

The carrying amount of borrowings and financing, considering the financial instruments applicable, and debentures is pegged to the TJLP, CDI and IPCA fluctuation and approximates the fair value.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

(c)	Risk management

The main risk factors inherent in the Company’s and its subsidiaries’ transactions are as follows:

(i)	Credit risk - The Company and its subsidiaries enter into agreements with the National Electric System Operator (ONS), concessionaires and other agents, governing the provision of services relating to the basic grid, including a bank guarantee clause. The Company and its subsidiaries also maintain agreements governing the provision of services directly to free consumers, also containing a bank guarantee clause, to mitigate the risk of default.

(ii)	Price risk - The Company’s and its subsidiaries’ revenues are, as set forth in the concession agreement, annually adjusted by ANEEL, based on the IPCA and IGP-M fluctuation, and a portion of the revenues is subject to periodic tariff revision (note 25.2).

(iii)	Interest rate risk - The adjustment of financing agreements is pegged to the TJLP, IPCA and CDI fluctuation (notes 14 and 16).

(iv)	Currency risk - The Company manages the currency risk of its borrowing liabilities by contracting swap derivatives designated as fair value hedge for the Foreign Currency Borrowings Agreement (note 14). The Company and its subsidiaries do not have trade receivables and other foreign-currency assets; however, there are transactions involving the acquisition of underground and subsea cables and respective accessories as well as the provision of the services necessary to their implementation, in subsidiary Biguaçu, with future cash disbursements in dollars, for which a NDF derivative instrument has been contracted to manage the cash flow’s currency risk.

(v)	Borrowing risk - The Company and its subsidiaries may face difficulties in the future to raise funds at costs and reimbursement terms aligned with their cash generation profile and/or debt obligations.

(vi)	Guarantee risk – The main guarantee risks are the following:

•	Management of risks related to the retirement and health care benefits via Funcesp (pension entity), through its representation in management bodies.

•	Participation as intervening guarantor, to the limit of its interests in subsidiaries, jointly controlled subsidiaries, in their financing agreements (note 14).

(vii)	Liquidity risk - The Company’s and its subsidiaries’ main sources of cash are the following:

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

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

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

Therefore, to assess the effects of changes in the Company’s cash flow, the sensitivity analysis below, for items pegged to floating rates, considers:

Base scenario: Interest rate quotation (pre-DI curve) and exchange rate (future dollar) on March 31, 2020, determined on December 30, 2019, according to B3, which are shown in the interest risk and currency risk tables; and positive and negative 25% (scenario I) and 50% (scenario II) were applied.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

			Currency risk - Effects on finance income (costs)
				Risk of increase in indices		Risk of decrease in indices
Transaction	Risk	Balances in 2019 (unaudited)	Base Scenario	Scenario I	Scenario II	Scenario I	Scenario II
Financial assets and financial liabilities
Law No. 4131 - Credit Agreement - MUFG	Forex + 3.3415% p.a.+IR		(2,929)	(3,661)	(4,394)	(2,197)	(1,465)
Swap (short position) - Law No. 4131 - Credit Agreement - MUFG	Forex + 3.3415% p.a.+IR	304,647	2,929	3,661	4,394	2,197	1,465

Law No. 4131 - Credit Agreement - CITI	Forex + Libor3M + 0.47% p.a.+IR		(2,145)	(2,682)	(3,218)	(1,609)	(1,073)
Swap (short position) - Law No. 4131 - Credit Agreement - CITI	Forex + Libor3M + 0,47% p.a.+IR	303,149	2,145	2,682	3,218	1,609	1,073

Net effect of changes		-	-	-	-	-	-

Reference for financial assets and financial liabilities
Us dollar rate USD/R$ (March 2020) (*)			4.0327	5.0409	6.0491	3.0245	2.0164

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

			Interest rate risk - Effects on finance income (costs)
				Risk of increase in indices		Risk of decrease in indices
Transaction	Risk	Balances at 12.31.2019 (unaudited)	Base Scenario	Scenario I	Scenario II	Scenario I	Scenario II
Financial assets
Short-term investments	99.5% CDI	631,493	4,996	6,648	8,287	3,331	1,653

Financial liabilities
Debentures - single series (i)	IPCA+6.04%	168,545	4,017	4,392	4,765	3,639	3,258
Debentures - single series (ii)	IPCA + 5.04%	336,910	7,121	7,861	8,596	6,377	5,627
Debentures - single series (iii)	105.65% CDI p.a.	350,368	3,962	4,934	5,898	2,983	1,997
Debentures - single series (iv)	IPCA + 4.70%.	651,017	13,399	15,380	16,818	12,477	11,010
Debentures - single series (v)	IPCA + 3.50%.	389,639	7,571	8,602	9,625	6,532	5,485
FINEM BNDES (i), (ii)	TJLP+1.80% to 2.62%	412,338	7,399	8,171	9,436	5,696	4,421

Derivatives
SWAP MUFG	102.30% CDI p.a.	306,069	3,049	3,796	4,538	2,296	1,537
SWAP CITI	102.30% CDI p.a.	302,407	3,168	3,944	4,714	2,385	1,597

Net effect of changes			(44,690)	(50,432)	(56,103)	(39,054)	(33,279)

Reference for financial assets and financial liabilities
100% CDI (March 2020) (*)			4.35% p.a.	5.44% p.a.	6.53% p.a.	3.26% p.a.	2.18% p.a.
IPCA (March 2020)			3.62% p.a.	4.53% p.a.	5.43% p.a.	2.72% p.a.	1.81% p.a.
TJLP (March 2020)			5.07% p.a.	6.34% p.a.	7.61% p.a.	3.80% p.a.	2.54% p.a.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

			Interest rate risk - Effects on finance income (costs)
				Risk of increase in indices		Risk of decrease in indices
Transaction	Risk	Balances in 2019 (unaudited)	Base Scenario	Scenario I	Scenario II	Scenario I	Scenario II
Financial assets
Short-term investments	98.90% CDI	2,658,449	25,086	32,050	38,961	18.066	10.992

Passivos financeiros
Debentures - single series (i)	IPCA+6.04%	168,545	4,017	4,392	4,765	3.639	3.258
Debentures - single series (ii)	IPCA + 5.04%	336,910	7,121	7,861	8,596	6.377	5.627
Debentures - single series (iii)	105.65% CDI p.a.	350,368	3,962	4,934	5,898	2.983	1.997
Debentures - single series (iv)	IPCA + 4.70%.	651,017	13,399	15,380	16,818	12.477	11.010
Debentures - single series (iv)	IPCA + 3.50%	389,639	7,571	8,602	9,625	6.532	5.485
FINEM BNDES (i), (ii)	TJLP+1.80% a 2.62%	412,338	7,399	8,171	9,436	5.696	4.421
BNDES (Subsidiaries)	TJLP + 1.55% p.a. 2.62% p.a.	102,448	1,706	1,998	2,287	1.411	1.108
Derivatives
SWAP MUFG	102.30% CDI p.a.	306,069	3,049	3,796	4,538	2.296	1.537
SWAP CITI	102.30% CDI p.a.	302,407	3,168	3,944	4,714	2.385	1.597

Net effect of changes			(26,306)	(27,028)	(27,716)	(25.730)	(25.048)

Reference for financial assets and financial liabilities
100% CDI (March 2020) (*)			4.35% p.a.	5.44% p.a.	6.53% p.a.	3.26% p.a.	2.18% p.a.
IPCA (March 2020)			3.62% p.a.	4.53% p.a.	5.43% p.a.	2.72% p.a.	1.81% p.a.
TJLP (March 2020)			5.07% p.a.	6.34% p.a.	7.61% p.a.	3.80% p.a.	2.54% p.a.

(*)Source:http://www.bmfbovespa.com.br/pt_br/servicos/market-data/consultas/mercado-de-derivativos/precos-referenciais/taxas-referenciais-bm-fbovespa

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

32	Insurance

The Company’s insurance coverage and effective terms by insurance line is as follows:

Type	Effective date	Insured amount - R$ thousand	Premium - R$ thousand
Property (a)	12/01/19 to 06/01/21	2,974,444	6,214
General civil liability (b)	12/19/19 to 12/19/20	50,000	97
National transportation (c)	12/19/19 to 12/19/20	360,000	33
Group personal accident (d)	04/30/19 to 04/30/20	85,000	5
Vehicles (e)	04/02/18 to 12/19/20	Market value	229
Court guarantee (f)	28/01/16 to 26/11/24	605,220	3,672

			10,250

(a)	Property - coverage against fire and electrical damages for the main equipment installed in transmission substations, buildings and related components, storeroom supplies and facilities, as set forth in concession arrangements, where the transmission companies should keep insurance policies to ensure the proper coverage of the most import equipment of the transmission system facilities, and the transmission company should define the assets and facilities to be insured.

(b)	General Civil Liability - coverage against repairs for involuntary, personal and/or property damages caused to third parties, as a result of the Company’s activities.

(c)	National transportation - coverage against damages caused to the Company’s assets and equipment transported in Brazilian territory.

(d)	Collective personal accident - Coverage against personal accidents of executives and apprentices.

(e)	Vehicles - coverage against crash, fire, theft and third parties.

(f)	Court guarantee - replacement of sureties and/or escrow deposits made by the Judicial Branch.

There is no coverage for eventual damages to the transmission lines against fire, lightning, explosion, short circuit and power interruption.

The assumptions adopted to contract insurance, given their nature, are not included in the scope of an audit work. Consequently, they were not reviewed by our independent auditors.

33	Retirement supplementation plan governed by Law No. 4819/58

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

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

Such procedure was properly carried out through December 2003 by Funcesp, with the funds provided by SEFAZ-SP, transferred by CESP and subsequently by CTEEP. Since January 2004, SEFAZ-SP has processed payments of benefits directly, without the intermediation of the Company and Funcesp, at amounts lower than those historically paid through December 2003.

(a)	Civil class action under discussion at the 2nd Court of the Treasury Department

The change in SEFAZ’s method used to pay retirements and pensions led retirees to file lawsuits, especially a civil class action. The 2nd Court of the Treasury Department issued a decision thereon in June 2005 overruling the pension supplementation claim and allowing the processing of payroll and payments of retirements and pensions by SEFAZ-SP under Law No. 4819/58. The Association of Funcesp Retirees (AAFC), which represents retirees and pensioners, filed an appeal against the decision and the fact that the lawsuit was upheld to the regular courts. On November 24, 2015, a final and unappealable was issued by the Superior Court of Justice, which maintained the discussion at the regular courts.

Accordingly, on June 27, 2016, AAFC’s appeal was stayed and the labor court injunction (item (b, below) should be maintained until the appeal was judged.

Since June 2016, a public-interest civil action is pending in conjunction with a class action whose status is reported in item (b.(i)) below. Although these actions are pending together, they are independent from each other.

(b)	Civil class action under discussion at the 2nd Court of the Treasury Department (former Labor Claim which was discussed at the 49th São Paulo Labor Court)

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

Currently, the public-interest civil action and civil class action are being discussed at the regular courts, as established in the decision obtained by the Company in a conflict of jurisdiction raised at STF.

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

Since June 2016, a class action is pending in conjunction with a public-interest civil action whose status is reported in item (b.i) below. Although these actions are pending together, they are independent from each other.

(i) Status of the Public-interest Civil Action and Class Action (items a and b)

On August 2, 2017, São Paulo Court of Justice unanimously considered the decision groundless, condemned AAFC’s position as bad-faith litigation, and revoked the injunction.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

Following the decision above, on August 8, SEFAZ sent an Official Letter to the Company informing that they were assuming the payroll of the retirees and pensioners under Law No. 4819/58 beginning August 2017. AAFC filed an appeal against São Paulo Court of Justice’s unanimous decision: one special appeal with the Superior Court of Justice (STJ) and an extraordinary appeal with the Federal Supreme Court (STF), both of them claiming São Paulo Court of Justice’s unanimous decision to be stayed.

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

By virtue of this decision, the Company transferred to Funcesp, from January 2005 to December 2019, the amount of R$4,878,886 for the payment of benefits under State Law No. 4819/58 and received from SEFAZ-SP the amount of R$3,070,286 for such purpose. The difference between the amounts transferred to Funcesp and reimbursed by SEFAZ-SP, in the amount of R$1,808,600 (Note 8 (a)), has been requested by the Company for reimbursement on the part of SEFAZ-SP. In addition, there are amounts relating to labor claims settled by the Company and under the responsibility of SEFAZ-SP, in the amount of R$283,987 (Note 8 (b)), totaling R$2,092,587.

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

In August 2018, the Company was granted a decision by São Paulo Court Justice under which SEFAZ is required not to make any disallowance in the transfer to pay the benefits provided for by Law No. 4819/58 until the administrative proceedings started to determine irregularity in payments are closed. In March 2019, the Superior Court of Justice suspended the effects of the decision that prohibited SEFAZ from making discounts in the transfers to the Company, which again receives the transfer with the disallowances and complement the payment amount since April 2019. The Company continues to make efforts for the favorable decision granted by São Paulo Court Justice to be maintained.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

CTEEP’s opinion

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

The Company’s Management has monitored the progress and new facts related to the legal aspects of the issue and has, also, continuously assessed the potential impacts that the matter may have on its financial statements.

34	Events after the reporting period

(a)	Effects of the novel coronavirus (Covid-19)

CTEEP has monitored the impacts of Covid-19 on the macroeconomic scenario and on its businesses and is continuously evaluating the possible risks of default due to the disruption in the cash flow system. However, the Company considers that the actions the government has structured to support the electric power sector will be efficient to mitigate these risks. Additionally, the Company has diligently monitored the schedule of the works in progress and has maintained ongoing communication with the regulatory body on any delays that may occur through the normalization of the business activities of the market as a whole. To date, there were no significant impacts on the businesses that would require measurement in the financial statements.

To ensure its usual flow of activities, the Company adopted a judicious cash management approach by obtaining short-term borrowings while maintaining its usual liquidity and strength. Management has also implemented preventive measures to reduce its employees’ exposure to the risk and ensure the continuity and quality of its operations, including rotation of operators in fixed groups, contingency systems, restrictions to travels, expansion of the work-from-home model, and daily monitoring of employees’ health condition and well-being.

Aware of its social role, CTEEP launched Program “We Are One”, an initiative that has direct impact on the fight against Covid-19. Under such Program, the Company donated R$1.5 million to Fundação Oswaldo Cruz (Fiocruz) to produce rapid test kits to detect the novel coronavirus. These actions are part of a major collective effort by the electric power sector, together with Instituto Acende Brasil, to minimize the pandemic effects.

(b)	Interest on capital

The Board of Directors’ Meeting of April 13, 2020 approved the payment of interest on capital in the gross total amount of R$150,333, corresponding to R$0.228164 per share of both types. The payment occurred as from April 29, 2020.

(c)	Borrowings and financing

The Company has concluded fundraising of BRL 650 million by the issuance of the “CCB” (“Bank Credit Note”) in favor of Banco Bradesco S.A. (“Bradesco”). Issuance date record is April 30, 2020, 2-year term transaction (maximum expiring date of the last installment on 4/20/2022), interests of CDI+2.4499% p.a, bullet principal payment and quarterly intertest payment.

COMPANHIA DE TRANSMISSÃO ENERGIA ELÉTRICA PAULISTA Publicly held corporation – Corporate Taxpayers´ Registry (CNPJ) No. 02.998.611/0001-04 CVM: 01837-6 and NIRE: 35300170571

Notes to the financial statements
as of December 31, 2019 (unaudited), 2018 (unaudited) and 2017
(In thousands of reais, unless otherwise stated)

(d)	Execution of its first real estate deal

In May 2020, the Company has negotiated 395,000 m² of right-of way, for R$73.5 million, with the Municipal Government of São José dos Campos for the development of an urban mobility project in the city.

The Company received R$7.1 million upon the signing of the deed and the difference (R$66.4 million) in credits for offsetting the Urban Real Estate Tax (IPTU) of other properties in the city, for fiscal years 2019 to 2023.

The consummation of the transaction is subject to approval by the Brazilian Electricity Regulatory Agency (ANEEL) and marks the first real estate deal of CTEEP, whose purpose is to maximize value creation through the more efficient use of its real estate assets, while maintaining its excellence in providing power transmission services to the public.

* * *