Form 20-F
period 2020-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2021-05-10
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020 was:

1,288,842,596 Common Shares
146,920 Class A Preferred Shares
279,941,394 Class B Preferred Shares

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

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, unless otherwise indicated or the context otherwise requires, all references to “we,” “our,” “ours,” “us” or similar terms refer to Centrais Elétricas Brasileiras S.A.—Eletrobras and its consolidated subsidiaries.

We have prepared our consolidated annual financial statements as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 (“Consolidated Financial Statements”) in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For certain statutory purposes, such as providing reports to our shareholders located in Brazil and determining dividend payments, other profit distributions and tax liabilities in Brazil, we also prepare, as is required, a parent company and consolidated statutory financial statements in accordance with accounting practices adopted in Brazil and with IFRS as issued by the IASB, which must be filed with the CVM within three months after the year end and approved by our shareholders general ordinary meeting within four months after the year end to comply with the Brazilian and American Corporate Law.

On December 1, 2020 the CVM issued the Circular Letter CVM / SNC / SEP 04/2020 which relates specifically to the transmission activities in Brazil. The above mentioned Circular Letter does no conflict with IFRS 15 but provided further guidance in order to standardize the accounting treatment of transmission in Brazil due to its specific complexities related to the local regulatory environment and some diversity in policy. The main changes that affected us were related to the accounting model of the transmission assets related to the Existing Basic System Network (RBSE). Previously, the RBSE was classified as financial assets according to IFRS 9, and after the guidance provided by CVM the RBSE was changed to contract assets according to IFRS 15. Therefore the fair value adjustments related to such assets were no longer applied. It is important to mention that the tariff review of RBSE that was made for the first time in 2020 (see further details in Note 17) brought some new information that made more clearer the definition of the RBSE as a contractual asset (previously such assets were considered an indemnification) specially considering the additions of the asset, the mechanisms to recover and the related remuneration. Furthermore we reviewed in the remuneration rate of its other transmission assets, considering the new criteria established in the guidance issued by CVM. Previously such assets were remunerated based on the Brazilian bonds (NTN) considering that the Brazilian government owns the concession and based upon the new guidance we measured the assets in accordance with the implicit rate.

The related deferred tax effects on such adjustments were also considered. These adjustments were treated as a change in accounting policy and the retrospective adjustments were made to maintain the same comparative basis. The actuarial reserves and related impacts in comprehensive income for the years ended December 31, 2019 and 2018 have been revised to reflect an error related to the fact that some participants of one subsidiary were not included in the actuarial calculation whose benefits were calculated based on variable remuneration and indexed by the IGP-M. This revision did not affect the income statement and is being presented retrospectively in the group of comprehensive results, as items that will not be recycled to the result (in 2018 there was an unrecognized surplus for this plan).

From January 1, 2019 we were required to adopt IFRS 16. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of lease transactions and requires that lessees account for all leases according to a single balance sheet model, similar to accounting for financial leases applied in accordance with IAS 17. We opted for the modified retrospective approach, applying the effects of the initial adoption of the standard as adjustments to the opening balance of retained earnings as of January 1, 2019 without the adjustments of comparative information. We did not restate our financial statements as of and for the year ended December 31, 2018 for the adoption of IFRS 16. Accordingly, our financial statements as of and for the years ended December 31, 2020 and 2019 and for the year ended December 31, 2018 are not directly comparable. For more information, see note 4.2.2 to our Consolidated Financial Statements.

The SPEs Rationalization Project will continue with the PDNG 2021-2025, as it is a strategic, priority project. Of the 94 SPEs we still own as of the date of this annual report, 15 are in the process of being unwound in order to be merged into our subsidiaries; one is in the process of sale; 14 are in the process of merger and 15 are in the process of termination. We already have ownership in 12 of the 14 SPEs in the merger process (11 of the Pindaí I, II and III complexes and TGO, and for the other two SPEs, the acquisition process depends on the proposals submitted for our analysis. With these transactions, we expect to reduce the number of SPEs we hold by a further 45 SPEs in 2021, ending the year with 49 SPEs.

On February 8, 2018, at our 170th Extraordinary Shareholders Meeting, our shareholders ratified their decision taken in 2016 to sell our six distribution companies, except we would retain one common share in each company, as well as the assumption by us of these distribution companies’ rights to the CCC Account and the CDE Account of R$8.4 billion, as adjusted, through June 30, 2017. The assets (and related liabilities) of Eletroacre, Ceron, Cepisa and Boa Vista Energia were classified as assets held for sale as of December 31, 2017, while those of Ceal and Amazonas D were classified as amounts held for sale as of December 31, 2018, in accordance with IFRS 5. The transfer of Ceal and Amazonas D impacted our results of operations and financial conditions as of and for the year ended December 31, 2019.

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

Terms contained within this annual report have the following meanings:

•	AFAC: Advance for Future Capital Increase;

•	AGU: Advocacia-Geral da União

•	Amazonas D: former name of Amazonas Energia S.A., a distribution company operating in the state of Amazonas;

•	Amazonas GT: Amazonas Geração e Transmissão de Energia S.A., a generation and transmission company operating in the state of Amazonas;

•	ANEEL: Agência Nacional de Energia Elétrica, the Brazilian Electric Power Agency;

•	B3: B3 S.A.—Brasil, Bolsa Balcão, the São Paulo Stock Exchange, formerly known as the BM&F Bovespa;

•	Basic Network: interconnected transmission lines, dams, energy transformers and equipment with voltage equal to or higher than 230 kV, or installations with lower voltage as determined by ANEEL;

•	BNDES: Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;

•	Boa Vista Energia: former name of Roraima Energia, a distribution company operating in the city of Boa Vista, in the state of Roraima;

•	Brazilian Anticorruption Law: Collectively, Law No. 12,846/13 and Decree No. 8,420/15;

•	Brazilian Corporate Law: Law No. 6,404/76, as amended;

•	BRR: Base de Remuneração Regulatória, Regulatory Remuneration Base;

•	CADE: Conselho Administrativo de Defesa Econômica, the Brazilian Antitrust Authority;

•	Capacity charge: the charge for purchases or sales based on contracted firm capacity whether or not consumed;

•	CCC Account: Conta de Consumo de Combustivel, or Fuel Consumption Account;

•	CCEAR: Contratos de Comercialização de Energia no Ambiente Regulado, contracts for the commercialization of energy in the Regulated Market;

•	CCEE: Câmara de Comercialização de Energia Elétrica, the Brazilian electric energy trading chamber;

•	CDE Account: Conta de Desenvolvimento Energético, the energy development account;

•	CEA: Companhia de Eletricidade do Amapá S.A.;

•	Ceal: former name of Equatorial Energia Alagoas, a distribution company operating in the state of Alagoas;

•	CELG-D: Enel Distribuição Goiás, a former distribution subsidiary of Eletrobras;

•	CELPE: Companhia Energética de Pernambuco S.A. (CELPE);

•	Cepel: Centro de Pesquisas de Energia Elétrica, a research center of the Brazilian electric sector;

•	Cepisa: former name of Equatorial Energia Piauí, a distribution company operating in the state of Piauí;

•	Ceron: former name of Energisa Rondônia, a distribution company operating in the state of Rondônia;

•	CERR: Companhia Energética de Roraima — CERR, a generation and distribution company operating in the state of Roraima;

•	CESP: Companhia Energética de São Paulo a generation affiliated company of Eletrobras;

•	CGT Eletrosul: Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, a subsidiary of Eletrobras, which is the resulting entity following the merger of Eletrosul into CGTEE;

•	CGTEE: Companhia de Geração Térmica de Energia Elétrica, a former generation subsidiary of Eletrobras;

•	CGU: Controladoria-Geral da União, the General Federal Inspector’s Office.

•	Chesf: Companhia Hidroelétrica do São Francisco, a generation and transmission subsidiary of Eletrobras;

•	CMN: Conselho Monetário Nacional, the highest authority responsible for Brazilian monetary and financial policy;

•	CNEN: Comissão Nacional de Energia Nuclear S.A., the Brazilian national commission for nuclear energy;

•	CNPE: Conselho Nacional de Política Energética, the advisory agency to the President of the Republic of Brazil for the formulation of policies and guidelines in the energy sector;

•	Code of Ethical Conduct and Integrity: Código de Ética das Empresas Eletrobras, our Code of Ethical Conduct and Integrity published in 2020;

•	Concessionaires or concessionaire companies: companies to which the Brazilian Government transfers rights to supply electrical energy services (generation, transmission, distribution) to a particular region in accordance with agreements entered into between the companies and the Brazilian Government pursuant to Law No. 8,987/95 and Law No. 9,074/95 (together, the “Concessions Laws”);

•	CPPI: Conselho do Programa de Parcerias de Investimentos, the council of the investment partnership program;

•	CTEEP: Companhia de Transmissão de Energia Elétrica Paulista - CTEEP, a transmission affiliate of Eletrobras;

•	CVM: Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission;

•	Distribution: the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers through a distribution system. Electricity reaches consumers such as residential consumers, small industries, commercial properties and public utilities at a voltage of 220/127 volts;

•	Distributor: an entity supplying electrical energy to a group of customers by means of a distribution network;

•	DoJ: the U.S. Department of Justice;

•	EIA — Estudo de Impacto Ambiental;

•	Electricity Regulatory Law: Law No. 10,848/04 (Lei do Novo Modelo do Setor Elétrico), enacted on March 15, 2004, which regulates the operations of companies in the electricity industry;

•	Eletroacre: former name of Energisa Acre, a distribution company operating in the state of Acre;

•	Eletrobras: Centrais Elétricas Brasileiras S.A. — Eletrobras;

•	Eletronorte: Centrais Elétricas do Norte do Brasil S.A., a generation and transmission subsidiary of Eletrobras;

•	Eletronuclear: Eletrobras Termonuclear S.A., a generation subsidiary of Eletrobras;

•	Eletropar: Eletrobras Participações S.A., a holding company subsidiary created to hold equity investments (formerly, Light Participações S.A. — LightPar);

•	Eletrosul: Eletrosul Centrais Elétricas S.A., a former generation and transmission subsidiary of Eletrobras;

•	Energy charge: the variable charge for purchases or sales based on actual electricity consumed;

•	EPE: Empresa de Pesquisa Energética, the Brazilian Energy Research Company;

•	ERP: Enterprise Resource Planning

•	Exchange Act: the U.S. Securities Exchange Act of 1934, as amended;

•	Final consumer (end user): a party who uses electricity for its own needs;

•	FND: Fundo National do Desestatização, the national privatization fund;

•	Free consumers: customers that were connected to the system after July 8, 1995 and have a contracted demand above 3 MW at any voltage level; or customers that were connected to the system prior to July 8, 1995 and have a contracted demand above 3 MW at voltage level higher than or equal to 69 kV;

•	Free Market: Ambiente de Contratação Livre, the Brazilian unregulated energy market;

•	Furnas: Furnas Centrais Elétricas S.A., a generation and transmission subsidiary of Eletrobras;

•	GAG Melhoria: Custo da Gestão dos Ativos de Geração, Generation Asset Management Costs;

•	Gigawatt (GW): one billion watts;

•	Gigawatt hour (GWh): one gigawatt of power supplied or demanded for one hour, or one billion watt hours;

•	High voltage: a class of nominal system voltages equal to or greater than 100,000 volts (100 kVs) and less than 230,000 volts (230 kVs);

•	Hydroelectric plant or hydroelectric facility or hydroelectric power unity (HPU): a generating unit that uses water power to drive the electric generator;

•	IBAMA: Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis, the Brazilian Environmental Authority;

•	IBGC: Instituto Brasileiro de Governança Corporativa, the Brazilian Institute of Corporate Governance;

•	IBGE: Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics;

•	IFRS: International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	IGP-M: Indice Geral de Preços—Mercado, the Brazilian general market price index, similar to the retail price index;

•	Independent Investigation: the independent internal investigation carried out by the law firm, Hogan Lovells US LLP, for the purpose of assessing the potential existence of irregularities, including violations of the FCPA, the Brazilian Anticorruption Law and our Code of Ethical Conduct and Integrity;

•	Installed capacity: the level of electricity which can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer;

•	Interconnected Power System: Sistema Interligado Nacional, the system or network for the transmission of energy, connected together by means of one or more links (lines and/or transformers);

•	Isolated System: generation facilities in the North of Brazil not connected to the Interconnected Power System;

•	Itaipu: Itaipu Binacional, the hydroelectric generation facility owned equally by Brazil and Paraguay;

•	Kilovolt (kV): one thousand volts;

•	Kilowatt (kW): 1,000 watts;

•	Kilowatt Hour (kWh): one kilowatt of power supplied or demanded for one hour;

•	Lava Jato Investigation: see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company,” “Item 3.D. Key Information—Risk Factors—Risks Relating to Brazil,” “Item 4.E. Information on the Company—Compliance,” “Item 15. Controls and Procedures” and “Item 18. Financial Statements;”

•	Law of Government-Controlled Companies: Law No. 13,303/16;

•	LI: Licença de Instalação, Installation License;

•	LO: Licença de Operação, Operating License;

•	LP: Licença Prévia, Preliminary License;

•	Megawatt (MW): one million watts;

•	Megawatt hour (MWh): one megawatt of power supplied or demanded for one hour, or one million watt hours;

•	Mixed capital company: pursuant to Brazilian Corporate Law, a company with public and private sector shareholders, but controlled by the public sector;

•	MME: Ministério de Minas e Energia, the Brazilian Ministry of Mines and Energy;

•	MRE: Mecanismo de Realocação de Energia, the Energy Reallocation Mechanism;

•	National Environmental Policy Act: Law No. 6,938/81, as amended;

•	Novonor: former Odebrecht S.A., a Brazilian conglomerate that provides engineering and infrastructure construction services;

•	OECD: the Organisation for Economic Co-operation and Development;

•	ONS: Operador Nacional do Sistema Elétrico, the national electricity system operator;

•	PDC: Plano de Demissão Consensual (PDC), the Consensual Dismissal Plan launched by Eletrobras;

•	PDNG: Plano Diretor de Negócio de Gestão, the Management Business Master Plan;

•	PIEs: Independent Power Producers;

•	PPI: Programa de Parceria de Investimentos da Presidência da República, the investments partnership program of the Brazilian Government created to expand and accelerate the partnerships between the Brazilian Government and private entities;

•	Procel: Programa Nacional de Combate ao Desperdício de Energia Elétrica, the national electrical energy conservation program;

•	Proinfa: Programa de Incentivo as Fontes Alternativas de Energia, the program for incentives to develop alternative energy sources;

•	RAP: Receita Anual Permitida, the annual permitted revenues;

•	RBNI: Rede Básica Novas Instalações, the Basic Network of New Installations;

•	RBSE: Rede Básica do Sistema Existente, the Basic Network of the Existing System;

•	Regulated Market: Ambiente de Contratação Regulada, the Brazilian regulated energy market;

•	RGR Fund: Reserva Global de Reversão, a fund we administer, funded by consumers and providing compensation to all concessionaires for non-renewal or expropriation of their concessions used as source of funds for the expansion and improvement of the electrical energy sector;

•	SEC: the U.S. Securities and Exchange Commission;

•	Securities Act: the U.S. Securities Act of 1933;

•	SELIC rate: an official overnight government rate applied to funds traded through the purchase and sale of public debt securities established by the special system for custody and settlement;

•	Small hydroelectric power plants: power plants with capacity from 1 MW to 30 MW;

•	SPEs: Eletrobras’ special purpose entities;

•	STF: Supremo Tribunal Federal, the Brazilian Federal Supreme Court;

•	STJ: Superior Tribunal de Justiça, the Brazilian Superior Court of Justice;

•	Substation: an assemblage of equipment which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system;

•	TCU: Tribunal de Contas da União, the Brazilian Federal Audit Court;

•	TFSEE: Taxa de Fiscalização de Serviços de Energia Elétrica, the fee for the supervision of electricity energy services;

•	Thermoelectric plant or thermoelectric power unity (TPU): a generating unit which uses combustible fuel, such as coal, oil, diesel natural gas or other hydrocarbon as the source of energy to drive the electric generator;

•	Transmission: the bulk transfer of electricity from generating facilities to the distribution system at load center station by means of the transmission grid (in lines with capacity between 69 kV and 525 kV);

•	TUSD: a tariff for the use of the distribution system;

•	TUST: is a tariff for the use of the transmission system;

•	U.S. GAAP: United States generally accepted accounting principles;

•	UBP Fund: Fundo de Uso de Bem Publico, the public asset use fund;

•	Volt (V): the basic unit of electric force analogous to water pressure in pounds per square inch; and

•	Watt: the basic unit of electrical power.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements, including statements regarding our intent, belief or current expectations or those of our officers with respect to, among other things, our financing plans, trends affecting our financial condition or results of operations and the impact of future plans and strategies. These forward-looking statements are subject to risks, uncertainties and contingencies including, but not limited to, the following:

•	general economic, regulatory, political and business conditions in Brazil and abroad;

•	interest rate fluctuations, inflation and the value of the real in relation to the U.S. dollar;

•	changes in volumes and patterns of customer electricity usage;

•	our ability to maintain our current market share;

•	the impact of widespread health developments, such as the 2019 coronavirus (“COVID-19”), and the governmental, commercial, consumer and other responses thereto;

•	the consequences of a capital increase that is under discussion, which would dilute the Brazilian Government’s ownership of our common shares or any other model that is being discussed that might result in our further privatization;

•	competitive conditions in Brazil’s electricity generation market and transmission market through auctions;

•	our level of debt and ability to obtain financing;

•	the likelihood that we will receive payment in connection with account receivables;

•	changes in rainfall and the water levels in the reservoirs used to run our hydroelectric power generation facilities;

•	our financing and capital expenditure plans;

•	our ability to serve our customers on a satisfactory basis;

•	our ability to execute our business strategy, including our growth strategy;

•	existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area, hydroelectric risk and other matters;

•	adoption of measures by the granting authorities in connection with our concession agreements;

•	changes in other laws and regulations, including, among others, those affecting tax and environmental matters;

•	future actions that may be taken by the Brazilian Government, our controlling shareholder, with respect to our Board of Directors, acquisition and disposition of subsidiaries and affiliated entities, selling parts or all of their investment in us, and other matters;

•	the outcome of the ongoing corruption investigations and any new facts or information that may arise in relation to the Lava Jato Investigation, or any other corruption-related investigations in Brazil, including any accounting, legal, reputational and political effects;

•	our ability to renew our concessions;

•	the likelihood that we will receive all payments that we claimed under the CCC Account;

•	the likelihood that we make payments in respect of compulsory loans;

•	the outcome of our tax, civil and other legal proceedings, including class actions or enforcement or other proceedings brought by governmental and regulatory agencies; and

•	other risk factors as described in “Item 3.D Key Information—Risk Factors.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Background

The tables below present our selected financial data as of and for years ended December 31, 2020, 2019, 2018, 2017 and 2016 as applicable.

Our selected financial data as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020 were derived from our Consolidated Financial Statements, which appear elsewhere in this annual report prepared in accordance with IFRS, as issued by the IASB. The selected consolidated financial data set out below as of December 31, 2018, 2017 and 2016, and for the years ended December 31, 2017 and 2016, were derived from our consolidated financial statements as of and for the years ended December 31, 2017 and 2016 that are not included in this annual report.

On February 23, 2018, our Board of Directors approved the sale of interests owned by us and our subsidiaries Chesf, Furnas, Eletronorte and Eletrosul in 71 SPEs divided into 18 lots. The corresponding auction took place on September 27, 2018 on the B3 and as a result we sold 11 of the 18 lots offered to the market and raised R$1,296.9 million (as of December 31, 2018). The lots with wind generation SPEs located in Rio Grande do Sul, Piauí and Rio Grande do Norte and the lots with transmission SPEs in Goiás, Amazonas and Pará did not receive any bids. The Eletrobras Auction 01/2018 was concluded in January 2020 with the transfer of our interest in SPE Centroeste. In this auction we sold a total of 26 SPEs, generating revenues of R$ 310 million in 2018, R$ 982 million in 2019.

Of the remaining 45 SPEs from the January 2018 auction, 39 of them, with a book value of R$1,308.9 million (as of June 30, 2020), were put up for sale through the Competitive Sale Procedure (Procedimento Competitivo de Alienação) No. 01/2019, supported by Decree 9,188/17, grouped into six lots, five of them relating to wind power generation and one to transmission. We opened the sale process on July 30, 2019, received offers from bidders on October 31, 2019, which resulted in the sale of our interests in 24 more SPEs during 2020, generating sales proceeds of R$896.9 million in 2020.

On February 2018, at the 170th Extraordinary Shareholders Meeting, our shareholders ratified their decision taken in 2016 to sell our six distribution companies, except we would retain one common share in each company, as well as the assumption by us of these distribution companies’ rights to the CCC Account and the CDE Account in the total amount of R$8.4 billion recognized in their respective financial statements considering adjustments through June 30, 2017. The sales occurred in 2018. On April 24, 2019, Provisional Measure No. 879/19 was published. Provisional Measure No. 879/19, among other issues, deals with the recognition of expenses reimbursement rights associated with certain distribution concessions, amending Law No. 10,438/02 and Law No. 12,119/09. The contracts for the purchase and sale of shares of CEAL and Amazonas D were not signed before December 31, 2018 and, therefore, the assets and liabilities of these companies were classified as assets held for sale in accordance with note 46 to our Consolidated Financial Statements.

The paragraphs above discuss some important features of the presentation of the selected financial data and our consolidated financial statements. These features should be considered when evaluating the selected financial data. For further information, see “Presentation of Financial and Other Information.”

A. Selected Financial Data

The following tables present our selected consolidated financial and operating information prepared in accordance with IFRS/IAS as issued by the IASB as of the dates and for each of the periods indicated. You should read the following information in conjunction with our Consolidated Financial Statements and their related notes and the information under “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects” in this annual report.

The selected consolidated financial data set out below as of December 31, 2020, 2019, and 2018, and for the years ended December 31, 2020, 2019 and 2018, were derived from our Consolidated Financial Statements included elsewhere in this annual report. The selected consolidated financial data set out below as of December 31, 2017 and 2016, and for the years ended December 31, 2017 and 2016, derived from our consolidated financial statements as of and for the years ended December 31, 2017 and 2016 that are not included in this annual report.

Selected Consolidated Balance Sheet Data

	As of December 31,
	2020 (1)	2019 (1)(2)	2018 (1)	2017	2016
	(R$ thousands)
Assets
Cash and cash equivalents	286,607	335,307	583,352	792,252	495,855
Marketable securities	14,039,358	10,426,370	6,408,104	6,924,358	5,681,791
Accounts receivable, net	5,971,657	5,281,333	4,079,221	4,662,368	4,402,278
Contractual transmission assets	10,364,908	7,812,756	7,438,513	-	-
Financial assets - Concessions and Itaipu	-	-	-	7,224,354	2,337,513
Financing and loans	4,748,661	3,473,393	3,903,084	2,471,960	3,025,938
Reimbursement rights	4,684	48,458	454,139	1,567,794	1,657,962
Assets held for sale	289,331	3,543,519	15,424,359	5,825,879	4,406,213
Other receivables	9,486,531	10,566,110	8,676,304	7,889,762	7,265,102
Total current assets	45,191,737	41,487,246	46,967,076	37,358,727	29,272,652
Total non-current assets	133,774,712	137,135,237	134,743,019	135,616,632	141,226,775
Total assets	178,966,449	178,622,483	181,710,095	172,975,359	170,499,429
Liabilities and shareholders’ equity
Current liabilities	26,400,066	26,341,171	37,323,372	34,186,952	31,138,510
Non-current liabilities	78,815,089	81,122,047	88,706,822	96,035,875	95,295,992
Capital stock	39,057,271	31,305,331	31,305,331	31,305,331	31,305,331
Interest of non-controlling shareholders	272,987	457,221	504,395	413,155	(138,543)
Other shareholders’ equity	34,421,036	39,396,713	23,870,175	11,034,046	12,898,139
Total liabilities and shareholders’ equity	178,966,449	178,622,483	181,710,095	172,975,359	170,499,429

(1)	We retrospectively adjusted our financial statements for the years ended December 31, 2019 and 2018 as set out in note 4.3.1 and 36 to our Consolidated Financial statements regarding: (i) assets transmission - Existing Basic System Network (RBSE), until then classified as financial assets, starting to treat them as contract assets under the terms of CPC 47- Revenue from Contracts with Customers due to the fact that the adjustments were related to IFRS 15 which was implemented in 2018. As the adjustment relates to IFRS 15 which was implemented on 2018, we did not adjust the years ended December 31, 2017 and 2016; and to reflect an error related to the fact that some participants of one subsidiary were not included in the actuarial calculation whose benefits were calculated based on variable remuneration and indexed by the IGP-M. This revision did not affect the income statement and is being presented retrospectively in the group of comprehensive results, as items that will not be recycled to the result.

(2)	We adopted IFRS 16 on January 1, 2019, but we did not adjust our results of the comparative periods for 2018, 2017 and 2016.

	2020 (4)	2019 (1)(4)	2018 (2)(4)(5)(6)	2017 (3)	2016 (3)
	(R$ thousands)
Net operating revenue	29,080,513	29,042,129	26,214,853	29,441,332	50,400,113

Operating expenses/costs	(26,371,596)	(20,441,343)	(9,141,899)	(25,914,836)	(33,568,368)

Effect of Periodic Tariff Review	4,228,338	-	-	-	-
Financial result	(1,671,646)	(2,448,786)	(447,468)	(1,736,116)	(1,216,563)

Profit before results of equity investments, taxes, and social contributions	5,265,609	6,152,000	15,915,379	1,790,380	15,615,182
Results of equity method investments	1,670,903	1,041,071	1,304,023	1,167,484	3,201,248
Other revenues and expenditure	16,134	24,715	-	-	-
Profit before income tax and social contribution	6,952,646	7,217,786	17,219,402	2,957,864	18,816,429
Income tax and Social Contribution	(565,333)	630,659	(2,562,934)	(1,510,634)	(8,510,819)
Net income of Continued Operations	6,387,313	7,848,445	14,656,468	1,447,230	10,305,610

Net income (loss) of Discontinued Operations	-	3,284,975	(99,223)	(3,172,921)	(6,633,706)

Attributable to controlling shareholders	-	3,284,975	18,955	(3,163,563)	(6,659,748)

Attributable to non-controlling shareholders	-	-	(118,178)	(9,358)	26,043

Net income (loss) for the period	6,387,313	11,133,420	14,557,245	(1,725,691)	3,671,905

(1) For 2019 we adopted IFRS 16, but we did not adjust our results, 2018, 2017 and 2016.

(2) For 2018 we adopted IFRS 15 and IFRS 9, but we did not adjust our results for 2017.

(3) Data for the year ended December 31, 2017 and 2016 have been reclassified to reflect our distribution segment as discontinued operations.

(4) We conducted the review of the results according to the Circular Letter CVM / SNC / SEP 04/2020 by the local regulator issued specific pronouncement to standardize the accounting treatment related to the transmission activity for the year December 31, 2020, 2019 and 2018, but did not generate adjustments for the comparative year 2017 and 2016, due to the fact that the adjustments were related to IFRS 15 which was implemented in 2018.

(5) We adopted IFRS 15 and IFRS 9 on January 1, 2018, but we did not adjust our results of the comparative periods for 2017 and 2016.

(6) We revised our income statement for the year ended December 31, 2018 to correct an error in the classification of the provision for the CCC Account arising from inspections of previous years at the distribution companies between Operational Expenses and Profit (loss) from discontinued operations. For further details, see note 4.3.3 to our Consolidated Financial Statements.

Brazilian Corporate Law and our by-laws provide that we must pay our shareholders mandatory dividends equal to at least 25% of our adjusted net income for the preceding fiscal year, subject to certain discretionary measures proposed by the Board of Directors and approved by shareholders in the Annual Meeting. In addition, our by-laws require us to give: (i) class “A” preferred shares a priority in the distribution of dividends, at 8% each year over the capital linked to those shares; and (ii) class “B” preferred shares that were issued on or after June 23, 1969 a priority in the distribution of dividends, at 6% each year over the capital linked to those shares. In addition, preferred shares must receive a dividend at least 10% higher than the dividend paid to the common shares. For further information regarding dividend payments and circumstances in which dividend payments may not be made, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Shares and ADS—Shareholders of any class may not receive dividend payments if we incur net losses or our net income does not reach certain levels.”

Earnings per share

The table below shows our earnings (loss) per share and weighted average number of shares.

	Year ended December 31
Earnings per Share	2020		2019		2018(1)(2)
	Earnings per share	Weighted average number of shares	Earnings per share	Weighted average number of shares	Earnings per share	Weighted average number of shares
	(Reais)	(thousands)	(Reais)	(thousands)	(Reais)	(thousands)
Profit basic per share (ON)	4.06	1,254,102	8.12	1,087,050	10.70	1,087,050
Profit basic per share (PN)	4.47	277,444	8.93	265,437	10.71	265.437
Profit diluted per share (ON)	4.00	1,254,102	6.96	1,288,843	10.40	1,087,050
Profit diluted per share (PN)	4.40	277,444	7.65	279,941	11.44	265.437

Continued Operation

Profit basic per share (ON)	4.06	1,254,102	5.73	1,087,050	10.69	1,087,050
Profit basic per share (PN)	4.47	277,444	6.31	265,437	10.69	265.437
Profit diluted per share (ON)	4.00	1,254,102	4.92	1,288,843	10.38	1,087,050
Profit diluted per share (PN)	4.40	277,444	5.40	279,941	11.42	265.437

(1)       We retrospectively adjusted our financial statements for the years ended December 31, 2019 and 2018 as set out in note 4.3.1 and 36 to our Consolidated Financial statements regarding: (i) assets transmission - Existing Basic System Network (RBSE), until then classified as financial assets, starting to treat them as contract assets under the terms of CPC 47- Revenue from Contracts with Customers due to the fact that the adjustments were related to IFRS 15 which was implemented in 2018. As the adjustment relates to IFRS 15 which was implemented on 2018, we did not adjust the years ended December 31, 2017 and 2016.

(2)       The financial statements for the year ended December 31, 2018 were retrospectively adjusted to reflect the revision of reclassification refers to the Fuel Consumption Account (CCC) provision arising from inspections of previous years of the distribution companies mentioned in note 4.3.3

On March 19, 2021, we released our financial statements for the year ended December 31, 2020 and, on March 24, 2021 we distributed the call notice for our 61th Annual General Meeting, as well as our management proposal for the meeting.

Considering that our annual obligation to pay a minimum dividend to preferred shareholders pursuant to paragraphs 1 and 2 of article 10 of our bylaws was fully complied with in 2021, any distribution of dividends that may be declared and paid in 2021 must comply only with the provisions of paragraphs 3 and 4 of article 10 of our bylaws, which establish that, after the minimum dividends are assured to the preferred shares, each preferred share will be assured the right to dividends, for each share, at least 10% higher than those attributed to each common share.

Due to the net income in the year ended December 31, 2020, our dividend declared per share for the periods is presented below on the date declared.

Dividend per Share

	Declared		Paid(1)		Declared		Paid
	On 12/31/2016		On 12/19/2017		On 12/31/2017		2018
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	—	—	—		—	—	—	—
Preferred A	2.17825658673	0.66842291	2.38969340156	0.72672609	—	—	—	—
Preferred B	1.63369244005	0.50131718	1.79227005117	0.545044567	—	—	—	—

	Declared		Paid(1)
	On 12/31/2018		On 12/19/2019
	R$	U.S.$	R$	U.S.$
Common	0.81057158320	0.30094349	0.858825948	0.21137729
Preferred A	1.85151809872	0.47787278	1.961741344	0.48283075
Preferred B	1.38863857404	0.35840459	1.471306007	0.36212306

	Declared		Paid(1)		Declared(2)		Paid(3)
	On 12/31/2019		On 12/19/2020		On 12/31/2020		2021(3) On 02/19/2021
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	1.59085138595	0.39473849	1.62538490117	0.30655493	0.94376677536411	0.18161935	1.435129631	0.26615412

Preferred A	2.24782042101	0.55775244	2.29661513647	0.43315198	1.03814345290052	0.19978128	2.076526491	0.38510534

Preferred B	1.74993652455	0.43421234	1.78792339128	0.33721042	1.03814345290052	0.19978128	1.578642595	0.29276953

(1)	Adjusted by the SELIC rate.
(2)	If we record a net income in an amount sufficient to make dividend payments, we have to at least pay the mandatory dividend due to the holders of our preferred and common shares in accordance with applicable legislation. Based on our profit for the year ended December 31, 2020, our mandatory dividend amounts to R$1.5 billion, representing 23.78% of our adjusted net income for the period. Our shareholders considered this dividend at our Annual General Meeting, held on April 27, 2021.
(3)	On January 29, 2021, our Board of Directors decided to pay, as interim dividends, the total amount of R$2,291.8 million, from the account of the reversal of the entire balance of the Special Dividend Retained Reserve, which was constituted following approval by the 59th Ordinary General Meeting on April 29, 2019, which resolved the allocation of the results for the year ended December 31, 2018, pursuant to paragraphs 4 and 5 of article 202 of Law No. 6,404/1976 (the “Interim Dividends”). The decision to distribute the Interim Dividends is due to our review of our financial situation and liquidity. Considering the first payment of dividends in 2021, we observed the priority payments to the shareholders holding preferred shares of classes “A” and “B”, under the terms of article 10, §§ 1 and 2, of our bylaws. The amounts paid should not be imputed to the amount of the mandatory dividend, calculated and declared in relation to the 2020 fiscal year.

*Values shown in U.S.$ are the average of the exchange rates of purchases and sales of the relevant date.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materialize.

Summary of Risks Relating to our Company

•	Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent outbreak of the novel coronavirus.
•	If we do not remedy the material weakness in our internal controls, the reliability of our financial statements may be materially affected.
•	Our operational and consolidated financial results are partially dependent on the results of the SPEs, affiliates and consortia in which we invest.
•	Given the need to make the electricity generation and transmission projects viable, we, as a state-owned company, are the guarantor of several projects structured as SPEs. If the loans related to such projects are not repaid, we may suffer material adverse financial impacts and our results of operations may be adversely affected.
•	We may not receive the full value of receivables from the CCC Account transferred during the sale process of our distribution companies.
•	We are exposed to mismanagement claims for managing certain sectoral funds and governmental programs.
•	The amount of any payments to be received following the renewal of our transmission concessions may not be sufficient to cover our investments in these concessions. Further, we cannot estimate when and on what terms we will receive indemnity payments for our generation concessions or if the amount will be sufficient to cover our investments in these concessions.
•	Under the current rules for the tariff review for generation and transmission concessions, we might not receive the full amount to compensate us for costs incurred in the operation and maintenance of these concessions and any expenses in relation to these assets.
•	There are no guarantees that our existing concession agreements will be renewed and, if so, on what terms.
•	We cannot predict on what terms the Itaipu Treaty will be revised.
•	Every five years the physical guarantees for our hydroelectric plants can be revalued and we may incur additional costs having to purchase energy to comply with existing agreements.
•	We cannot predict the financial and operational impacts of the privatization bill proposed by the Brazilian Government.
•	We may not be able to maintain our market share unless we make a change to our capital structure.
•	We have substantial financial liabilities, which could make it difficult to obtain financing for our planned investments.
•	We may be exposed to behaviors that are incompatible with our standards of ethics and compliance; if we fail to prevent, detect or remedy them in time, we may suffer adverse impacts on our operational results, financial condition and reputation.
•	We are subject to certain covenants, non-compliance with which may allow the lenders under the relevant facilities to accelerate accordingly.
•	We are subject to rules limiting the acquisition of loans by public sector companies.
•	Our strategic plan is challenging and requires the synchronization and implementation of several projects.
•	If any of our assets are considered deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgment.
•	We may be liable for damages and have difficulty obtaining financing if there are accidents involving our subsidiary Eletronuclear.
•	Until we complete the construction of our Angra III nuclear power plant, our financial condition and results of operations may be materially adversely affected.
•	We may incur losses and spend time and money defending pending litigation and administrative proceedings.
•	We may incur losses in legal proceedings in respect of compulsory loans made from 1962 through to 1993.
•	We are party to U.S. proceedings relating to disclosures surrounding our compulsory loan credits and bearer bonds.

•	We and our subsidiaries may be required to make substantial contributions to the pension plans of our current and former employees which we sponsor.
•	Judgments may not be enforceable vis-à-vis our directors or officers.
•	Our insurance policies may be insufficient to cover potential losses.
•	We do not have alternative supply sources for the key raw materials that our thermal and nuclear plants use.
•	Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our results of operations and our business.

Summary of Risks Relating to Brazil

•	We are controlled by the Brazilian Government, the policies and priorities of which directly affect our operations and may conflict with the interests of our investors.
•	Brazil’s economy is vulnerable to external and internal shocks, which may have a material adverse effect on Brazil’s economic growth and on the trading markets for securities.
•	The Brazilian Government has exercised, and continues to exercise, significant influence over the Brazilian economy, which can have a direct impact on our business.
•	Political uncertainty has led to an economic slowdown and volatility in securities issued by Brazilian companies.
•	The stability of the Brazilian real is affected by its relationship with the U.S. dollar, inflation and Brazilian Government policy regarding exchange rates. Our business could be adversely affected by any recurrence of volatility affecting our foreign currency-linked receivables and obligations.
•	Changes in tax or accounting laws, tax incentives and benefits or differing interpretations of tax or accounting laws may adversely affect our results of operations.
•	Any further downgrading of Brazil’s credit rating could adversely affect the price of the ADS and our cost of funding in the capital markets as our ratings are linked to the sovereign rating.

Summary of Risks Relating to the Brazilian Power Industry

•	We are subject to impacts related to the hydrological conditions.
•	We can be held responsible for impacts on the population and the environment in the event of an accident involving the dams at our hydroelectric plants.
•	Construction, expansion and operation of our electricity generation and transmission facilities and equipment involve significant risks that could lead to lost revenues or increased expenses.
•	We may be subject to administrative intervention or lose our concessions if we provide our services in an inadequate manner or violate contractual obligations.
•	Our generation and transmission activities are regulated and supervised by ANEEL. Our business could be adversely affected by any regulatory changes or by termination of the concessions prior to their expiration dates, and any indemnity payments for the early terminations may be less than the full amount of our investments.
•	Failures in our information technology systems, information security systems and telecommunications systems may materially adversely impact our results of operations, financial condition and reputation.
•	We are subject to strict environmental laws and regulations that may become more stringent in the future and may result in increased liabilities and increased capital expenditures.
•	Environmental mismanagement of our projects and/or ventures can lead to us not obtaining/ or losing our licenses, leading to adverse operational, financial and reputational impacts.
•	Given the nature of our generation and transmission activities, we are subject to risks related to human rights violations.
•	Climate change can have significant adverse impacts on our generation and transmission activities.
•	If we fail to address issues related to the health and safety at work of our employees and the facilities where we conduct our activities, our results and operations may suffer negative impacts.

Summary of Risks Relating to our Shares and ADS

•	If you hold our preferred shares, you will have extremely limited voting rights.
•	Exercise of voting rights with respect to common and preferred shares involves additional procedural steps.
•	If we issue new shares or our shareholders sell shares in the future, the market price of your ADS may be reduced.
•	Political, economic and social events as well as the perception of risk in Brazil and in other countries, including the United States, European Union and emerging countries, may affect the market prices for securities in Brazil, including our shares.

•	Exchange controls and restrictions on remittances abroad may adversely affect holders of ADS.
•	Exchanging ADS for the underlying shares may have unfavorable consequences
•	You may not receive dividend payments if we incur net losses or our net income does not reach certain levels.
•	You may not be able to exercise preemptive rights with respect to the preferred or common shares.
•	Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares or ADS.

Risks Relating to our Company

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent outbreak of the novel coronavirus.

Our operations may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent COVID-19 pandemic. Identified in December 2019 in China, the disease quickly spread worldwide, and in March 2020 the World Health Organization classified it as a pandemic. The COVID-19 outbreak prompted authorities in many countries, including Brazil, to implement measures to contain it, including travel restrictions, curfews, lockdowns and the closing of commercial and industrial activities, severely impacting the global and Brazilian economies. Towards the end of 2020, after a period of partial recovery, the COVID-19 pandemic began to gain momentum again, with several countries, including Brazil and the United States, reporting a “second wave” of the disease. The start of vaccinations in December 2020 may reverse the situation in the medium term; however, as of the date of this annual report, there are still uncertainties as to whether the production and distribution of vaccines will be sufficient to overcome the pandemic.

The adverse economic effects of the COVID-19 pandemic on the global economy were substantial in 2020, causing GDP to shrink in virtually all economies. In Europe, GDP contracted by 5.0% in Germany, 8.2% in France, 8.9% in Italy, 9.9% in the United Kingdom and 11.0% in Spain. The United States had a 3.5% GDP decrease, compared to a 4.8% decrease in Japan. In Brazil GDP decreased by 4.1% although initial forecasts (such as those of the IMF) pointed to a 9% retraction. The major exception was China, with a 2.3% GDP growth, and which may lead the recovery of the global economy after the COVID-19 pandemic is under control. Current forecasts for the Brazilian economy point to a growth of 3.1% in 2021.

Our revenues from power generation are derived from sales on (i) the Regulated Market including plants that operate on a quota basis, (ii) the Free Market and (iii) the short-term market. The COVID-19 pandemic initially had a negative impact on the energy market, with average energy consumption decreasing by 15.7% between February and the end of May 2020, primarily due to lockdowns and social isolation measures. However, as of June 2020, when restrictions started to be eased, there was an increase of 3.8% in the average consumption of energy, a trend that remained until the end of the year. In December, the average consumption of energy was 1.3% higher when compared to January 2020.

Defaults on the Regulated Market and the Free Market were somewhat contained in 2020, in respect of the payment of the quotas for physical guarantees, Itaipu and Proinfa. The systemic solutions adopted by the MME and ANEEL in the Regulated Market, such as the creation of the “COVID Account”, were fundamental to this framework, maintaining the ability of the distribution companies to make payments. For further information regarding the COVID Account, see “Item 4.B. Information on the Company – Business Overview – The Brazilian Power Industry.” Even though the COVID-19 pandemic had negative impacts on the energy market, there were no material impacts on our electric energy trading business, as our results were in line with our projections.

However, with the worsening of the COVID-19 pandemic, issues such as high unemployment and the extension of emergency aid (financial aid granted by the government to low-income families who would not be able to support themselves during the lockdown) may result in increased consumer defaults for the distribution companies, which in turn may lead them to default on the transactions they entered into with our companies if there is no extension of the COVID Account. It is also unclear whether the amortization by the distribution companies of the loans entered into in connection with the COVID Account may put pressure on energy tariffs for 2021.

In the energy transmission sector, our revenues are derived from fixed tariffs established by ANEEL (RAP), periodically reviewed under specific regulations. These revenues depend on the availability of our transmission assets in the Interconnected System, and not on the flow of energy actually transmitted. Accordingly, while we experienced a small increase in the level of defaults in the first half of 2020 as a direct effect of the COVID-19 pandemic, these losses were entirely compensated by the implementation of the COVID Account, which meant that we did not experience a decrease in revenues.

However, as some of our planned transmission lines are still under construction, we may still experience further delays in their construction as a result of the lockdown measures and/or restrictions on the transfers and movements of the teams allocated to these projects. These restrictions can cause us or our contractors operational delays, in the delivery of equipment or other inputs purchased abroad, delays in connecting new users to the Interconnected System and in maintenance on our infrastructure, resulting in missed deadlines.

Regarding our workforce, due to the COVID-19 pandemic, the risk to the health of our employees has increased significantly, especially with employees working in core activities, such as operations, maintenance and engineering. We have modified various workplace practices, such as remote working, travel restrictions and cancellation of attendance at meetings and events, following the official guidelines. We also adjusted work shifts and set up backup teams for critical functions. In addition, we adopted and reinforced various occupational health and safety protocols, aiming at reducing the risk of contamination, which could compromise the generation and transmission of energy. To date, we have not experienced any material operational restrictions or administrative disruptions.

Given the uncertainties about the future impacts or duration of the COVID-19 pandemic, the Brazilian electricity sector may still suffer negative impacts. We cannot predict the duration of restrictions on economic activity or what impacts they will have on our business. We are also unable to predict what actions or policies the Brazilian Government will take in response to the COVID-19 pandemic, such as the renewal of the COVID Account, or how they will impact our operating performance, financial results and cash flows.

If we do not remedy the material weakness in our internal controls, the reliability of our financial statements may be materially affected.

Pursuant to SEC regulations, we evaluate through our internal auditors the effectiveness of our controls and procedures, including the effectiveness of our internal controls over financial reporting, aiming to ensure both the reliability of the information disclosed to the market and compliance with applicable accounting principles.

We design our internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The internal controls department works in partnership with the managers of our business to identify the processes that are under their responsibility, and to implement controls to mitigate risks identified by the risk management department.

During the 2020 certification process, we and our independent auditor conducted independent tests and identified deficiencies in our internal controls, which resulted in five material weaknesses included in our 2020 annual report filed on Form 20-F.

The material weaknesses in internal control over financial reporting existed as of December 31, 2020 related to we did not design and maintain: (i) an effective control environment and monitoring of controls, which led to: (a) failure to monitor that control deficiencies were not remediated in a timely manner; (b) failure to maintain effective controls over the completeness and accuracy of key spreadsheets and system-generated reports used in controls; and (c) failure to design and maintain controls in response to risks of material misstatement related to business processes in scope, including related to calculations and review of non-recurrent/non usual transactions; (ii) effective period-end financial reporting controls, including: (a) failure to design and maintain controls related to impairment calculations, review and approval; (b) failure to design and maintain controls over the completeness and accuracy of deferred taxes; and (c) failure to design and maintain controls over the review of the completeness of participants and accuracy of actuarial calculations and reserves; (iii) effective controls related to review and approval of ERP transactions that could lead to non-authorized manual journal entries; (iv) effective controls related to access granting procedures and segregation of duties; and (v) effective controls over completeness and accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes.

These control deficiencies resulted a revision and other adjustments related mainly to contingencies, deferred taxes, impairments and actuarial reserves to our consolidated financial statements for December 31, 2020. Additionally, these control deficiencies could result in misstatements of accounts and disclosures that would result in a material misstatement of the consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that these control deficiencies constitute material weaknesses.

During the course of 2021, we will attempt to remedy these material weaknesses by implementing an improved methodology for the certification of internal controls, aiming to ensure the adequate mapping, design assessments and testing of the internal controls for its effectiveness. This new methodology will rely on risk and control´s self – assessments by their owners, followed by independent tests and a sign-off routine; all of this supported by a systemic tool from the SAP suite – the GRC Process Control, which is already implemented. We intend to hire a consulting firm to assist us in the implementation of this new methodology alongside the evaluation of remedial steps designed by the managers of each respective process. These action plans will be designed based on (i) controls classified as ineffective in the previous year, and (ii) tests carried out by our management.

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

We conduct our business mainly through our generation and transmission operating subsidiaries. In addition, we and our subsidiaries conduct some of our business through SPEs, which are created specifically to participate in public auctions for enterprises in the generation and transmission segments. Our SPEs are typically structured in partnership with other companies to exploit new energy sources and transmission lines. Also, we have an equity interest in 25 affiliates that explore generation, transmission and distribution activities. Therefore, our ability to meet our financial obligations is related, in part, to the cash flow generated by, and earnings of, our subsidiaries, affiliates and SPEs, and the distribution or other transfers of earnings to us in the form of dividends, loans or other advances and payments.

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

Due to the high level of financial leverage of our subsidiaries and the difficulties in obtaining financing, mainly as a result of our reduced cash flow following the implementation of Law No. 12,783/13, our 2021-2025 Business and Management Plan (Plano Diretor de Negócios e Gestão) set as a target the streamlining of our equity ownership portfolio in order to reduce our financial leverage, increase our cash flows and improve the control and management of the assets of our SPEs. As of December 31, 2016, we had a stake in 178 SPEs. Since then we have substantially reduced the number of SPEs we own through sales and other business combinations, to 94 as of December 31, 2020 and we are looking to further reduce this number to 49 SPEs by December 2021 in order to create value by increasing the efficiency of our generation and transmission assets. We continue to hold interests in 94 SPEs, and cannot assure you that we will be able to meet our goal of 49 SPEs by year end 2021.

Given the need to make the electricity generation and transmission projects viable, we, as a state-owned company, are the guarantor of several projects structured as SPEs.  If the loans related to such projects are not repaid, we may suffer material adverse financial impacts and our results of operations may be adversely affected.

Over the past few years, we have acted as guarantor in respect of several SPE projects in which our subsidiaries were minority shareholders in order to support the construction of electricity generation and transmission projects.  As of December 31, 2020, the aggregate value of these guarantees was R$30,6 billion.  Among the SPEs for which we currently provide guarantees are:  Norte Energia; Santo Antônio; Teles Pires; BMTE; São Manoel; and Jirau.  In 2020, we sold our stake in the Campos Neutrais, Santa Vitória do Palmar Holding and Mangue Seco 2 SPEs. As of December 31, 2020, these SPEs were still in the process of replacing our guarantees in an amount of R$761 million with guarantees from the new shareholders. Once this replacement process is concluded, the amount of guarantees concerning these SPEs will be removed from the aggregate/total value of guarantees. If the loans related to these guarantees are not repaid, we may suffer material adverse financial impacts and our results of operations may be materially adversely affected.

If any of the SPEs default on their obligations, the guarantees we provided may be called upon, impacting our financial position. Even if a default occurs with only one lender, it may trigger cross default clauses in the financing contracts of other SPEs, which could lead to other creditors requesting the acceleration of their loans. That would impact the enforcement of the guarantees provided by us, and could negatively impact our financial condition.

We may not receive the full value of receivables from the CCC Account transferred during the sale process of our distribution companies.

At our 170th Extraordinary Shareholders’ Meeting held on February 8, 2018, we ratified the decision to sell our distribution companies and approved the capitalization of these companies, in accordance with the CPPI’s guidelines. Our shareholders also approved us assuming an amount of R$8.5 billion of receivables from the distribution companies, considering adjustments through June 30, 2017.  As these receivables relate to the CCC Account, they have been the subject of discussions with ANEEL.

The sale model of our distribution companies (Amazonas D, Ceron, Eletroacre, Cepisa, Ceal and Boa Vista Energia) required us to invest R$11.2 billion in the six distribution companies in advance of the auction, where each entity would be offered for R$50 thousand (and the purchase would assume the same existing debt obligations). To attract interested parties and to facilitate the sale, the model also required that we assume R$8.5 billion in receivables with uncertain payment risk that were recorded in the respective balance sheets of Amazonas D, Ceron, Eletroacre and Boa Vista Energia as receivables as of June 30, 2017, as well as the related debts in the same amount. As a result, we incurred R$19.7 billion in debts from the distribution companies, related to a credit of R$8.5 billion from the CCC Account, which is subject to ANEEL’s review. We discussed these amounts with ANEEL but their payment remains uncertain.

During the privatization of the distribution companies, we purchased Amazonas GT from Amazonas D for R$2.8 billion, which reduced the need to make financial contributions to all six distribution companies from R$11.2 billion to R$8.4 billion. The amount of debt assumed by the distribution companies remained the same, the only change was our acquisition of Amazonas GT from Amazonas D for R$2.8 billion, assuming debts of Amazonas D in the same amount. Accordingly, we contributed R$8.4 billion to the distribution companies valued at R$50 thousand each, assumed debts of R$8.5 billion and credits in the same amount from the CCC Account, in addition to having acquired Amazon GT for R$2.8 billion, assuming debts of Amazonas D in the same amount. The aggregate of all these transactions reached R$19.7 billion in debts assumed during the sale process of the distribution companies.

Of the total debt of R$19.7 billion, R$13.0 billion was debt related to the purchase of oil and gas from Petrobras and BR Distribuidora, and R$0.9 billion was debt incurred with Cigás. The remainder were debts owed to us and Eletronorte. As of December 31, 2020, of the total debt incurred with Petrobras, BR Distribuidora and Cigás, we have already paid R$6.7 billion in principal and interest, leaving an outstanding balance of approximately R$8.0 billion. As a result, we have already paid a substantial part of the debts incurred by the distribution companies, but have not yet been able to receive a large part of the credits due from the CCC Account.

As of December 31, 2020, we adjusted the amount recorded in our balance sheet from R$8.5 billion related to credits due from the CCC Account to R$6.0 billion as a result of the progress of the discussions held with ANEEL to that date. The discussions were divided into phase 1, from July 2009 to June 2016, and phase 2, from July 2016 to April 2017. The credits in the amount of R$6.0 billion recorded on our balance sheet as of December 31, 2020 are recorded in two line items, “the right to reimbursement account” and “loans and financings.”

As of the date of this annual report, ANEEL had completed only the inspection of all the reimbursements to the CCC Account by Amazonas D. ANEEL approved the reimbursement related to the first and second phases (which occurred in March 2019 and March 2020, respectively) and, in the specific case of credits assigned by Amazonas D, ANEEL understood that there are no credits to be repaid by the CCC Account, but a debt to be reimbursed and returned to the CCC Account. As of December 31, 2020, the reimbursement obligation by Amazonas D was R$472 million. As we assumed the credits from the CCC Account that were subject to ANEEL’s review, the obligation to return such amount to the CCC Account and the CDE Account was transferred to us.

Notwithstanding this balance to be returned to the CCC Account, the final net balance of credits assigned by Amazonas D is positive by R$2.4 billion, as a debt assumption contract was signed with Amazonas D for the payment of R$442 million and we also understand that we are entitled to receive credits arising from the disallowances of the CCC Account in accordance with the criteria of economic and power efficiency, according to Law No. 13,299/2016, in the historical amount of R$1,358 million. We believe that these amounts are owed to us by the National Treasury and not by the CCC Account. We updated the economic and power “inefficiency” value by the Selic rate until December 31, 2020, totaling an accounting record of R$2.4 billion.

In addition, on March 10, 2020 ANEEL completed the first review period for reimbursements from the CCC Account in respect of Ceron and Eletroacre. As of December 31, 2020, Ceron has the right to receive R$2.0 billion and Eletroacre has the right to receive R$204 million. Considering the four review procedures already concluded by ANEEL, we have the right to receive R$1.8 billion from the CCC Account and the CDE Account, net of the obligation to return R$472 million, and an additional R$2.8 billion from the other sources indicated above referring to the credits of Amazonas D.

Further, ANEEL issued Technical Note 49/2020 on April 6, 2020 regarding the first review phase for refunds from the CCC Account in respect of Boa Vista Energia stating that Boa Vista Energia is entitled to receive R$108 million from the CCC Account as of December 31, 2020. Accordingly, as of December 31, 2020, we are entitled to receive an aggregate amount of R$1.9 billion in reimbursements from the CCC Account. ANEEL has not yet published its technical notes with the preliminary amounts for the second phase of the review process for Ceron, Eletroacre and Boa Vista Energia. Similarly to Amazonas D’s situation, we also believe that we are entitled to receive credits arising from the disallowances of the CCC Account in accordance with the criteria of economic and power efficiency, according to Law No. 13,299/2016, in the historical amount of R$19.6 million. This amount updated by Selic rate until December 31, 2020, resulted in an accounting record of R$41.2 million.

The R$6.0 billion of credits from the CCC Account assumed from the distribution companies recorded on our balance sheet as of December 31, 2020 includes: (i) R$1.9 billion from the CCC Account inspected by ANEEL and which ANEEL has made its determination or issued a technical note, already deducted from the obligation to return the R$472 million referring to Amazonas D; (ii) R$0.9 billion regarding two claims by Ceron, Eletroacre and Boa Vista which are still pending analysis by ANEEL, and which we believe ANEEL will accept; (iii) R$2.5 billion from the CCC Account assumed from the distribution companies, endorsed by Law No. 13,299/2016, which gives us the right to receive reimbursements from the National Treasury for fuel expenses incurred up to April 30, 2016, which are proven and have not been reimbursed due to the requirements of economic and energy efficiency; and (iv) R$0.8 billion in current credits from the CCC Account that were originally received by the distribution companies and, therefore, could not be assigned to us. Accordingly, Ceron, Amazonas D, Eletroacre and Boa Vista should enter into agreements to reimburse these amounts. Of the credits from the CCC Account related to inspection, we have a claim with ANEEL to start receiving installments regarding these credits related to the inspection in 2021, with the adjustment being made in 2022, the inspection is ongoing. The credits assigned and to be paid by the Treasury based on Law No. 13,299/2016 must be realized if the Provisional Measure for the privatization is approved by Congress, reducing the amount that we have to pay for the removal of quotas and a new concession for the plants. As for the current credits, we are required to sign a refund contract with each distribution company. We have already signed the contract for the largest amount, R$442 million, with Amazonas D. We are in negotiations to sign a contract with Boa Vista Energia, and intend to sign contracts with Ceron and Eletroacre in the first half of 2021. Only after the signing of the contracts will we begin to receive the payments in installments.

The credits from the CCC Account assumed from the distribution companies with respect to Law No. 13,299/2016 will be paid by the National Treasury with funds from the bonus payment for the grant. Provisional Measures No. 814/2017, No. 855/2018 and No. 879/2019, which have not been converted into law and have expired, provided for, among other items, the payment of compensation for economic and energy “inefficiency” to us. However, failure to convert provisional measures into law does not remove our right to be paid for “inefficiencies,” based on the original Law No. 13,299/2016. An opinion of external counsel recognizes this right, despite MP No. 879/2019, requires us to reflect this receivable on our balance sheet. In addition, in November 2019 the executive branch submitted Bill No. 5,877/19 to the National Congress, which addresses our privatization. Article 5 of this Bill provides that, from the amount to be paid to the Granting Authority for the new concession of the “decommissioned” plants, the amount of economic and energy “inefficiency” incurred up to June 30, 2017 (not to exceed R$3.5 billion) will be deducted. Therefore, if this bill is approved we will receive a rebate of the “inefficiency” credit assumed by the distribution companies we sold. The provision for a rebate of the “inefficiency” credit to be paid for the “decommissioned” plants included in Bill No. 5,877/19, was also included in Provisional Measure No. 1,031/2021, issued in February 2021, which provides for our privatization.

In a meeting held in February 2021, ANEEL committed to issue the technical notes on the 2nd period of inspection of Ceron, Eletroacre and Boa Vista by the end of June 2021, and to analyze the proposal of Eletrobras to include in the 2021 CDE budget payment installments for the four inspection processes already concluded, totaling R$ 1.8 billion. Additionally, ANEEL has already issued a technical note on the first inspection period for reimbursements from the CCC Account to Boa Vista in the amount of R$108 million, which has not yet been voted on by ANEEL. Adding the inspection of Boa Vista to the four processes already completed, we expect R$1.9 billion to be paid by the CDE Account and the CCC Account to us.

As we are still discussing credits from the CCC Account with ANEEL, and the discussions have not yet been completed, we may receive an amount lower than the R$8.5 billion in credits from the CCC Account that the distribution companies incurred originally. That may result in new provisions that might further reduce the R$6.0 billion in credits from the CCC Account, as recorded in our balance sheet as of December 31, 2020. In addition, the amounts relating to economic and energy “inefficiency” depend on the budget forecast of the Brazilian Government to be paid or compensated with the bonus grant, which has not yet occurred. We cannot specify when and under what circumstances we will receive credits from the CCC Account in respect of the amounts already decided by ANEEL. In addition, the amounts from the CCC Account to be reimbursed by the distribution companies still depend on the signing of the respective contracts and are subject to the risk of default. Any further reduction in the credits we expect to receive from the CCC Account may adversely affect our financial condition.

We are exposed to mismanagement claims for managing certain sectoral funds and governmental programs.

We managed the RGR Fund and sectoral funds such as the CDE Account and CCC Account until April 30, 2017, when the management of these funds was taken on by the CCEE. We are also managers of certain government programs, including Luz para Todos, Proinfa, Procel, and, more recently, Mais Luz para a Amazônia, introduced by Decree No. 10,221/2020 and MME Directive No. 86/2020. These programs are subject to the regulation of ANEEL, MME, and inspection agencies.

ANEEL is currently auditing the benefits paid by the CCC Account during our management between July 30, 2009 and April 30, 2017. In 2016, Amazonas D was the first beneficiary to have its reimbursements audited. According to ANEEL, as manager of the CCC Account, we were not correctly applying Normative Resolution No. 427/2011 (revoked by Normative Resolution No. 801/2017). In the first technical notes released by ANEEL on the first inspection period (July 2009 – June 2016), in early 2017, Amazonas D received almost R$4.0 billion more from the CCC Account than it was entitled to. As Amazonas D belonged to us and we were the manager of the sectoral fund, ANEEL initially requested us to return the amount overpaid to Amazonas D to the CCC Account. However, as the inspection progressed, ANEEL accepted the arguments presented by us and Amazonas D.

As the audits of Amazonas D and other beneficiaries progressed, ANEEL no longer took the position that we would have to return the overpaid amount to the beneficiaries of the CCC Account. If any company has received more than the amount due under ANEEL regulations, it would be up to the beneficiary to make this payment to the sectoral fund.

Similarly, ANEEL’s inspection and reprocessing of the benefits of the CDE Account, managed by us, with respect to the cost of mineral coal and secondary fuels, is underway. The period audited is from January 1, 2011 until April 30, 2017, when the CCEE managed the sectoral fund. If any beneficiary received excess funds from the CDE Account, it would be up to the beneficiary company to return that excess to the sectoral fund.

Accordingly, we believe the risk of ANEEL requiring us to reimburse amounts to the CCC Account and CDE Account for the amounts overpaid to each beneficiary, during the time of our management of these funds, to be low.

On the other hand, we are also the managers of certain governmental programs: Luz para Todos, Mais Luz para a Amazônia, Proinfa and Procel.  We receive resources associated with the contracts executed to cover the administrative costs incurred in operating the Luz para Todos and Mais Luz para a Amazônia programs, and this may lead to a mismatch between revenues and expenses in a given year.

Specifically, the Proinfa program, established by Article 3 of Law No. 10,438/02, and regulated by Decree No. 5,025, dated March 30, 2004, was developed to increase the participation of electric power generated by Independent and Autonomous Producers (Produtor Independente Autônomo) (PIA) from sources such as wind, small hydroelectric power plants and biomass in the Interconnected System.  Pursuant to Article 13 of Decree No. 5,025/2004, Proinfa’s costs and generated power will be apportioned in a manner that does not treat us unfairly.  If funds in the Proinfa account are insufficient to cover the program’s costs, we will review Proinfa’s annual plan and forward it to ANEEL to reestablish the quotas.

Any mismatches may have a negative effect on our operations and financial condition.

The amount of any payments to be received following the renewal of our transmission concessions may not be sufficient to cover our investments in these concessions. Further, we cannot estimate when and on what terms we will receive indemnity payments for our generation concessions or if the amount will be sufficient to cover our investments in these concessions.

By agreeing to the renewal of our generation and transmission concessions, which were due to expire between 2015 and 2017, we agreed to receive certain payments as compensation for the unamortized, undepreciated portion of our assets that relate to the renewed concessions. Based on the provisions of Law No.12,783/13, we have filed claims with ANEEL for our renewed transmission concessions, the RBSE assets and the RBNI assets. The indemnification relating to the RBNI assets was paid in installments between 2013 and 2015 (at a book value of approximately R$8.1 billion as of December 31, 2012). Between 2015 and 2016, ANEEL reviewed the appraisal reports and approved the indemnity payment in respect of the RBSE’s assets at a book value of approximately R$17.6 billion as of December 31, 2012.

The RBSE amounts were included in the transmission tariff as of July 2017. Part of this amount has been challenged in court, which has delayed the timing of payment to us. As a result, a question about the index that should be used to update the amount of the overdue installment was raised. In 2017, part of the compensation was excluded by ANEEL due to court injunctions. However, these injunctions were subsequently revoked and this compensation started to be incorporated in the revenue of the transmission companies as of 2020, and the RBSE payment is expected to be concluded in 2028.

In ANEEL’s Executive Board Meeting that took place on April 22, 2021, a proposal for the re-profiling of RBSE’s financial component was approved. This decision foresees a reduction in the payment curve of these amounts between July/2021 and June/2023, and an increase in the flow of payments after July/2023, extending these installments until July/2028; other changes can happen and impact the flow of revenue we receive. The new payment scheme will impact our short-term cash flow by approximately R$8 billion.

Regarding the generation concessions renewed under Law No.12,783/13, certain of our subsidiaries petitioned ANEEL for an additional generation indemnity payment of approximately R$6.0 billion in accordance with Decree No. 7,850/2012 and Normative Resolution ANEEL No. 596/2013. However, ANEEL has not yet calculated the indemnification payments and may not recognize the value claimed.

As part of ANEEL’s regulatory agenda for 2018-2019, in January 2019, ANEEL commenced Public Hearing No. 03/19 regarding the revision of Normative Resolution No. 596/13, to define the regulation on how to calculate the remaining value of the indemnification of such concessions. ANEEL has not confirmed what amounts, if any, will be paid. Currently, the regulation sets forth that the indemnity, when determined and if paid through the tariff, should be discounted from the amount of investments (GAG Melhoria) which is part of the tariff charged to consumers (Annual Generation Revenue (Receita Anual de Geração, “RAG”)) of the specific hydroelectric plants. Although Public Hearing No. 03/19 has not yet been concluded, a technical note has already been made available in the process technical note 96/2019-SRG-SFF-SCG / ANEEL, dated December 31, 2019, which did not accept any contribution from us in respect of what was being discussed. If the understanding of the note prevails, our companies would not receive the indemnity, which, having a lower value when compared with the total amount of the GAG Melhoria, would be fully deducted from it.

The accounting practice applied in relation to the GAG Melhoria may be revised whenever new facts and/or new estimates of associated expenses and/or revenues arise. We have been receiving the GAG Melhoria, but the amount received may not be sufficient for all new investments that are necessary to maintain regulatory levels of services throughout the concession period. The GAG Melhoria is a portion of RAG, established to provide resources for improvements in assets in order to maintain regulated levels of service. RAG will be subject to review every five years, and a change in the calculation methodology could reduce the amount of the GAG Melhoria.

As an effort to mitigate the effects of COVID-19 for the electricity sector, ANEEL elaborated Technical Note No. 01/2020-GMSE/ANEEL, which proposes several measures, such as the use of sectoral funds and the renegotiation of regulated contracts. Among those measures, it indicates the possibility of postponing the payment of the GAG Melhoria in respect of generation companies (such as us), that had their concession agreements amended in accordance with Law No. 12,783/13, preserving the portion that agents may already have allocated to obligations related to improvements. The Technical Note sets out that the GAG Melhoria would be reevaluated in the future and be adjusted with those generation companies, in accordance with the principles defined in the Technical Note.

In addition, both Bill No. 5,877/2019 and Provisional Measure No. 1,031, which relate to our proposed privatization, contemplate the loss of entitlement (descotização) of our plants extended by Law No. 12,783/13. If loss of entitlement (descotização) occurs, the commercialization regime for these concessions will be changed to independent production (produção independente) and we will lose our entitlement to receive the GAG Melhoria. In 2018, 2019, and 2020 we received R$0.5 billion, R$1 billion, and R$1.3 billion, respectively, in payments related to the GAG Melhoria.  If we do not continue to receive these payments, our cash flows, financial condition and results of operations may be adversely affected.

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

ANEEL is also responsible for determining the revenues to be charged by generation companies with concession agreements renewed in accordance with Law No. 12,783/13. The RAG is the amount that generation companies are entitled to receive as consideration for supplying energy produced at hydroelectric plants.

A monetary readjustment is applied to the RAG annually and is subject to review every five years. A change in the calculation methodology could reduce the amount of the RAG, including the GAG Melhoria.

Resolution No. 874/2020 established the WACC to be applied to the investment for (i) our transmission assets, hydroelectric plants subject to the physical guarantee and power quota regime (Law No. 12,783/13), and (ii) Eletronuclear.

Depending on ANEEL’s decision on the review of the tariffs to be charged by our generation and transmission companies, we may not be adequately compensated for the costs and expenses of our investments in our generation and transmission assets, which could negatively impact our financial condition and results of operations.

There are no guarantees that our existing concession agreements will be renewed and, if so, on what terms.

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

In relation to our generation assets, if the concession for our Tucuruí plant is renewed pursuant to Law No. 12,783/13 (considering the quota allocation system), our income from the Tucuruí plant will decrease significantly, affecting our results of operations. Eletronorte expressed to ANEEL its interest in extending the Tucuruí hydroelectric power plant concession, subject to the terms of an extension. The renewal of the Tucuruí concession will depend on the granting authority and the contractual conditions disclosed by the granting authority. If Provisional Measure No. 1,031/21 dated February 23, 2021 concerning our privatization process, is converted into law, one of the conditions for the privatization is the granting of a new concession for power generation to the Tucuruí plant for a period of thirty years in the independent production regime. In addition, the conversion into law would authorize the Brazilian Government to grant new electric power generation concessions to the plants that already operate under the quota regime established by Law No. 12,783/13, also for a period of thirty years under the independent production regime.

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

We cannot assure you that our concessions will be renewed on similar terms or at all. Given the Brazilian Government’s discretion in relation to the renewal of concessions, we may face competition during the renewal process. Consequently, we cannot assure you that we will maintain our concessions.

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

We are now responsible for the commercialization of the portion of energy produced that belongs to Brazil, as well as of the surpluses ceded by Paraguay. However, we cannot say on what terms the treaty will be renegotiated by the two governments and there is no certainty as to the terms of the sale of energy for the Brazilian market. In addition, if the Eletrobras privatization proposal is approved, we will not continue to trade energy from Itaipu.

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

MME Ordinance No. 178/17 specifies the revised amounts for physical guarantees in effect as from 2018. Based on these revised amounts, the physical guarantee for our plants decreased on average by 4% in relation to the original amount of each plant’s physical guarantee, including those of our plants in respect of which the concessions were renewed pursuant to Law No. 12,783/13, Itaipu and some of our SPEs. As there are further revision cycles, the amounts attributable to our physical guarantees may be reduced in the future.

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

There is a possibility of a reduction of the physical guarantee of the plants in respect of which the concessions were renewed pursuant to Law No. 12,783/13 and Itaipu, in values above the limits established by Decree No. 2,655/98, in accordance with the recommendations of the Public Consultation Closing Report of the Ministry of Mines and Energy No. 36 from 2017 (Relatório de Fechamento da Consulta Pública do Ministério de Minas e Energia – MME). In addition, the final recommendation of the Energy Industry Monitoring Committee (Comitê de Monitoramento do Setor Elétrico, “CMSE”) regarding the discussions on Itaipu’s physical guarantee will be coordinated in the future during the negotiations for the revision of ANNEX C of the Itaipu Treaty and during the discussions of physical guarantees of plants renewed by Law No. 12,783/13 in the loss of entitlement (descotização) process.

MME Ordinance No. 124/2019 established a working group to coordinate the development of studies to support the process of revising Annex C to the Itaipu Treaty. Additionally, both Bill No. 5,877/2019 and Provisional Measure No. 1,031, which relate to our proposed privatization, contemplate loss of entitlement (descotização) of our plants renewed by Law No. 12,783/13. In this case, new concession agreements would be signed for a new period of 30 years, under an independent power generation regime, with the possibility of revising the physical guarantees of these plants, without the limitation set out in Decree No. 2,655/98. Specifically in the case of Provisional Measure No. 1,031, in addition to the plants renewed by Law No. 12,783/13, the Provisional Measure No. 1,031 also included the HPP Tucuruí to be granted with a new concession agreement with a tenor of 30 years. We cannot assure whether this process of loss of entitlement (descotização) and granting of a new concession agreement to HPP Tucuruí would cause an adverse revision of the physical guarantees and, thus, negatively impact our financial condition and results of operations.

We cannot predict the financial and operational impacts of the privatization bill proposed by the Brazilian Government.

On November 5, 2019, the Brazilian Government submitted a new bill to the Brazilian Congress (PL No. 5,877/2019), maintaining format for the privatization previously presented to the Brazilian Congress by increasing our share capital with a waiver of subscription rights by the Brazilian Government, which would lead to the dilution of its stake in us.

The bill for our privatization provides that our subsidiaries Itaipu and Eletronuclear must be segregated from us and, depending on the segregation model, we may lose revenues from these assets and about 9,000 MW, equivalent to 17.7% of our installed capacity. This may result in events of default under various financing arrangements with our creditors. The bill, if approved, also establishes that we will have to assume certain obligations along ten years in an amount of approximately R$3.5 billion in respect of the area surrounding the São Francisco river. These obligations may still be amended by the Brazilian Congress.

The bill presumes the process of loss of entitlement (descotização) of our plants that were renewed pursuant to Law No. 12,783/13 and our subsidiaries will pay new grants to the Brazilian Government to change the contracting regime of these plants and enter into new contracts as independent power generators, for a period of 30 years. The amount of the grants will be calculated by the CNPE and should be equivalent to two thirds of the value of the economic benefit added following the change in the concession regime. In addition, one third of the value added will be paid annually to the CDE Account, in twelve installments throughout the 30-year period of the new concession. These plants may have their physical guarantees reviewed by the Brazilian Government, together with EPE and ANEEL, as well as the assumption of hydrological risk under Law No. 13,203, of December 8, 2015.

On February 23, 2021, the President of the Republic issued Provisional Measure No. 1,031, maintaining, in general terms, the conditions set out in Bill No. 5,877/2019, and including other obligations to be paid in a ten-year period, such as the amount of approximately R$2.95 billion for the program for the structural reduction of energy generation costs in the Amazon, and of R$2.30 billion for the program to revitalize water resources in hydrographic basins in the area of influence of the reservoirs of the Furnas hydroelectric plants. In addition, the Provisional Measure included a provision for a special veto power (“golden share”) for the Brazilian Government, which will grant it the power to veto certain matters provided for in the Provisional Measure. According to the Provisional Measure, the golden share would allow the Brazilian Government to veto changes to a provision of our bylaws that prohibits any shareholder or group of shareholders to vote in concert or enter into shareholder agreements in respect of shares representing more than 10% of our voting capital.

Provisional Measure No. 1,031 also changed the division of the value added to the new concession agreements, with 50% now being transferred to CDE along thirty years and 50% to the Brazilian Government, as a grant. It also extended the possibility of renewing the concession of the Tucuruí plant, which is owned by Eletronorte, for a further 30 years.

The Provisional Measure is effective immediately, according to article 62 of the Federal Constitution, and must be approved by the Brazilian Congress within 60 days, extendable for a further 60 days. If rejected, it loses its effectiveness immediately. It is not possible to guarantee that this Provisional Measure will be converted into law, which depends on the Brazilian Congress. The Provisional Measure is still under discussion by the Brazilian Congress and, if converted into law, may also undergo scrutiny by external control entities, such as the Brazilian Federal Court of Accounts (TCU), Public Prosecutor’s Office and the Judiciary. We cannot assure you that privatization will continue as described above and we have no control over the timeline for its approval or potential implementation.

We cannot predict the financial and operational consequences of the proposed capital dilution. We also cannot guarantee that the terms to be presented for renewal will be attractive for us, or that our Board of Directors will accept such terms. Additionally, our privatization could distract our management and result in less government support for us.  Certain groups could challenge the proposal, which could lead to time-consuming political and legal issues for us.  It could also increase our debt costs (due to the possibility that the Brazilian Government would control less than 50% of our common shares) and could constitute an event of default under our loans, which, if not waived, could allow certain of our creditors to accelerate the debt. In addition, any change of control may require the approval of the NYSE for our ADSs to remain listed on the NYSE.  Under our outstanding bonds, we are required to make an offer to purchase the bonds at a price equal to 101% of their principal amount outstanding plus interest accrued and additional amounts if the Issuer ceases to be owned, directly or indirectly, as to at least 51% of our voting share capital by the Brazilian Government and such change of control results in a ratings withdrawal or a rating decline by two or more rating agencies (if the notes are then rated by three rating agencies) or a rating decline by one rating agency (if the notes are then rated by two rating agencies or fewer), if any such rating decline is, in whole or in part, in connection with such change of control. We cannot assure you that we will have sufficient financial resources at such time to make the change of control offer under the bonds, which could lead to an acceleration of the bonds, which, in turn, could trigger cross-default clauses under our outstanding loans.  In addition, depending on the chosen model, we cannot assure you that there will be no dilution of the participation of minority shareholders that do not fully comply with any capital increase.

We may not be able to maintain our market share unless we make a change to our capital structure.

For the year ended December 31, 2020, we invested R$3,122 million in capital expenditures for expansion, modernization, research, infrastructure and environmental projects. For 2021, our budget for CAPEX is R$8.245 billion. However, we may have to review the planned investments set out in our business plans as a result of the economic uncertainties and impacts on the financial markets caused by the current pandemic or a potential suspension of auctions. Also the recent rescheduling of the RBSE payment flow may force us to postpone investments in the short term. In addition, our capitalization process can also impact the market share, as we will no longer receive generation from Itaipu and Eletronuclear. To maintain our current market share (as of December 31, 2020) of 29% in the generation segment and 43.5% in the transmission segment, we will need to undertake additional investments in capital expenditures. As we and our principal shareholder, the Brazilian Government, may not have resources available to make additional capital expenditures, the Brazilian Government is considering the alternatives described in “—We are controlled by the Brazilian Government, the policies and priorities of which directly affect our operations and may conflict with the interests of our investors” that would allow us to raise enough capital to make the requisite investments. However, we cannot assure investors that the Brazilian Congress will approve any changes to our capital structure or business model and, accordingly, we might lose some of our market share in the generation and transmission segments.

We have substantial financial liabilities, which could make it difficult to obtain financing for our planned investments.

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

Regarding sources of financing from third parties, we have, among the main options available, funding in the local market as well as in the international market, through the issuance of bonds or the entry into loan facilities. However, the decision of which market to access is greatly influenced by the degree of liquidity of the same, in addition to the ability of these markets to grant credit to us, and is also linked to our own internal analyses as to the feasibility and financial advantages of the available funding options.

If, for any reason, we face difficulties in refinancing existing indebtedness or in obtaining new financing or if there is any delay in us receiving amounts due to us as indemnification payments from the Brazilian Government or the relevant agencies, this could restrict our ability to make capital and operational expenditures in the amounts needed to maintain our current level of investments.

We may be exposed to behaviors that are incompatible with our standards of ethics and compliance; if we fail to prevent, detect or remedy them in time, we may suffer adverse impacts on our operational results, financial condition and reputation.

Our businesses, including our relationship with our stakeholders, are oriented by our Code of Ethical Conduct and Integrity. We have also implemented a range of actions and internal controls that aim to avoid fraud and corruption-related risks. Due to the extent of our supply chain, the number of subsidiaries and SPEs under our responsibility and considering that those companies have significant autonomy to operate, we may be unable to control all the possible irregularities that they may subject us to. In the past, our systems have not always been sufficient to mitigate these risks, and which has led to fees and penalties in Brazil and the United States; accordingly, we cannot guarantee that our systems that are intended to mitigate these risks are or will be sufficient to prevent us from experiencing problems related to our subsidiaries, SPEs and suppliers’ conduct in the future. We also cannot guarantee that our stakeholders will not become involved in irregular practices. Any such irregularities could have a material adverse effect on our results and financial condition, if not detected in a timely manner.

Additionally, employees and managers, whether at holding company level, at our subsidiaries, SPEs or contractors or from any other counterparties we may do business with, may engage in fraudulent activity, corruption, or bribery, disregarding or circumventing our internal controls and procedures. Any of those actions, whether actual or perceived, could harm our reputation, which could reduce trust in us, limit our ability to obtain credit, and lead to a material adverse effect on our financial condition and results of operations.

We are subject to certain covenants, non-compliance with which may allow the lenders under the relevant facilities to accelerate accordingly.

We are party to several international and Brazilian financing facilities as borrower or guarantor. The bonds we issued in the international capital markets and our existing credit facilities require that we comply with a number of non-financial covenants, such as negative pledge provisions relating to the pledging of assets, the provision of financial statements by certain deadlines and the provision of an unqualified audit report, among others. These obligations also require us to obtain previous creditors’ waivers to perform some acts, such as a change of control or the sale of relevant assets.

We, our companies and SPEs are subject, in certain contracts, to financial covenants requiring compliance with the following indexes, which are the main financial covenants we are subject to: (i) net debt over EBITDA, with a maximum level dependent on the contracts executed by Eletrobras and by each subsidiary, however generally fewer than four; and (ii) coverage ratio over debt service generally higher than 1.2.

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

Our strategy is to develop a high-performance culture, with lean and agile management, investment capacity, value creation, more competitiveness and less costs, active risk management and digital organization, in order to be an innovative clean energy company, recognized for excellence and sustainability.

As in prior years, linked to these strategic guidelines, we established a set of indicators with even more challenging goals, which aim to enhance our overall performance.

The implementation of the initiatives listed in the PDNG 2021-2025 is intended to bring benefits to the group, such as a lower financial leverage, higher operational efficiency and costs consistent with regulatory parameters, continuing the advances already achieved in the previous plan.  However, the implementation of these projects requires significant operational and managerial changes in all our group companies.

Accordingly, despite the efforts of our management, if the schedule or the delivery of the projects are delayed, we may face difficulties in achieving the strategic planning goals and eventually fail to obtain, in whole or in part, the benefits related to revenue growth or cost reduction.

Additionally, pursuant to the Business and Management Plan 2019-2023 (“PDNG 2019-2023”), 3,101 employees accepted voluntary resignation and/or retirement between 2018 and December 2020 in line with plans to increase efficiency in addition to the reduction of 3,699 employees resulting from the sale of our distribution companies. As of December 31, 2020, we (on a standalone basis) had 12,530 employees, compared to 13,089 employees as of December 31, 2019. Although these dismissals were voluntary, some employees may pursue labor claims against us.

If any of our assets are considered deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgment.

The Law No. 11,101/05 (“Bankruptcy Law”) governs judicial recovery, extrajudicial recovery and liquidation proceedings and replaces the judicial debt reorganization proceeding known as reorganization (concordata) with judicial and extrajudicial recovery. The law also states that its provisions do not apply to government owned and mixed capital companies such as our subsidiaries and us. However, the Brazilian Federal Constitution establishes that mixed capital companies, such as us, which operate a commercial business, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labor and tax matters. Accordingly, it is unclear whether the provisions relating to judicial and extrajudicial recovery and liquidation proceedings of the Bankruptcy Law would apply to us. Nevertheless, Law No. 12,767/12 provides that judicial and extrajudicial recovery do not apply to public entity concessionaires until the termination of those concessions.

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

Eletronuclear continues to carry out an extensive reassessment of the risk associated with environmental issues and in response continues to make the necessary adjustments to protection barriers. In addition, Eletronuclear might have to reduce the generation capacity of its nuclear power plants if it exhausts the storage limits for nuclear waste. In addition, Eletronuclear verified the conditions for responding to accidents following the stress test procedures adopted by the European Union for nuclear plants under construction or in operation in Europe. As a result, Eletronuclear has implemented several additional safety measures.

We insure our nuclear plants against nuclear accidents. As of December 31, 2020, Angra I was insured for U.S.$600 million (R$3.1 billion as of December 31, 2020), Angra II for U.S.$3.0 billion (R$15.6 billion as of December 31, 2020) and Unidade de Armazenamento Complementar a Seco de Combustível Irradiado (UAS) for U.S.$50 million (R$259.8 million as of December 31, 2020).  Angra I has a maximum limited guarantee of U.S.$ 450 million (R$2.3 billion as of December 31, 2020), Angra II of U.S.$ 500 million (R$2.6 billion as of December 31, 2020) and UAS of U.S.$50 million (R$259.8 million as of December 31, 2020) to cover property and casualty damages, and both are insured for U.S.$ 295.8 million (R$1.5 billion as of December 31, 2020) for civil liability for nuclear damage.

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

In 2009, our subsidiary Eletronuclear started the construction of a new nuclear plant, called Angra III. The construction of the Angra III plant was suspended during 2015 as Eletronuclear faced difficulties making the capital contributions required by the financing contracts entered into with BNDES. Additionally, construction stopped in the same year due to allegations of potential illegal activities by companies that provide services to Eletronuclear in relation to the Angra III plant.

On July 16, 2019, a presidential decree was published, qualifying Angra III to be part of the Investment Partnership Program. The same decree created an Interministerial Committee to guide the process of defining the business model to be adopted. The Committee is made up of representatives of the MME, the Ministry of Economy, PPI, and the Presidential Institutional Security Office.

In October 2019, Eletronuclear engaged BNDES to propose and structure a business model for the completion of the Angra III plant. In May 2020, the BNDES proposal was approved, which foresees two different partners, one for the financing and one for the construction phase. Eletronuclear and BNDES are now working on structuring this model.

In September 2020, the Presidential Cabinet issued Provisional Measure No. 998/20, which was later converted into Federal Law No. 14,120. Among the provisions, it provides for the revision of the Energy Sales Contract for Angra III. The new price will be calculated by BNDES, considering among other issues, the economic viability of the project with a financing subject to market conditions.

As of December 31, 2020, the amount of impairments, accumulated and recognized on our balance sheet, totaled R$4.5 billion. If work on Angra III does not resume in 2021, we may need to make additional provisions. We continue to monitor the estimates and the associated risks in determining the recoverable value of this project and, as new negotiations, new studies or new information are undertaken and require changes in the business plan of the projects, they will be updated to reflect these changes.

In March 2021, Federal Law no. 14,120 was approved. Article 10 of this law establishes that the price of electricity of Angra III shall be calculated by BNDES, considering the economic viability of the project and its financing under market conditions. We believe that this new tariff will make Angra III a more attractive business opportunity for potential partnerships and will facilitate the renegotiation of our financial agreements. If we are not successful, we may be required to prepay a financing granted by BNDES to Eletronuclear (under which R$3.5 billion was outstanding as of December 31, 2020), as we are Eletronuclear’s guarantors, or we may have difficulties repaying a loan granted by Caixa Econômica Federal (under which R$3.1 billion was outstanding as of December 31, 2020) which may lead us to make new provisions of impairments, in addition to other liabilities that we may have to record, which could adversely affect our financial condition and the results of our operations.

In order to start the construction works in 2021, Eletronuclear has created the Critical Path Acceleration Plan, which aims to start civil construction works later in 2021 in order to ensure the start of operation of the plant in November 2026. For this plan we approved equity investments of R$1.0 billion in 2020. In addition, we expect to invest a further R$2.5 billion in 2021. As of April 14, 2021, the tender for the civil construction works has been published by Eletronuclear and is currently under way.

As of December 31, 2020, Eletronuclear had completed approximately 65.29% of the original project. In February of 2021, we revised the budget for Angra III, which now totals R$27.1 billion (of which R$18.5 billion is pending implementation); the forecasted date for operation of Angra III remains at November 2026. For further information, see “Item 4. Information on the Company—Business Overview—Generation.”

We may incur losses and spend time and money defending pending litigation and administrative proceedings.

We are currently party to numerous legal proceedings relating to civil, administrative, environmental, labor, tax and corporate claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant portion of the total amount of claims against us. We have established provisions for all amounts in dispute that represent a current obligation as a result of a past event and where it is probable that we will have to make a payment in respect of such obligation, in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2020, we provisioned R$25.8 billion in respect of our legal proceedings, of which R$23.5 billion related to civil claims, and R$22.1 billion to labor claims (See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Information—Litigation” and note 30 to our Consolidated Financial Statements). Legal proceedings, if decided against us, could have a material adverse effect on our consolidated financial position, results of operations and cash flows in the future. We cannot guarantee that new material proceedings or investigations will not arise against us, our affiliates, officers, employees, or members of our Board of Directors.

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

Bearer Bonds

During the first phase, the collection of compulsory loan amounts reached various classes of electricity consumers, and the contributors’ credits resulting from the collections made during the period of 1964 and 1976 were represented by bearer bonds issued by us. We understand that the bearer bonds issued as a result of the compulsory loan program do not constitute securities, are not tradable on any stock exchange and are not priced. This understanding was confirmed by the board of the CVM in administrative proceeding CVM RJ 2005/7230, filed by holders of the bearer bonds, which stated in 2005 that “the bonds issued by the Company as a result of Law 4,156/1962 cannot be considered as securities.” In addition, we believe that the decision of the STJ (Special Appeal No. 1050199/RJ) confirmed that most or all of these bearer bonds are not enforceable in light of the applicable statute of limitations which makes them not suitable as guarantees for tax enforcement proceedings. We believe that this decision should be followed as repetitive appeals (recursos repetitivos) and have a binding effect for other legal proceedings in respect of the same subject.

Although we believe that most or all bearer bonds have already expired and their collection is no longer feasible given the applicable statute of limitations and in light of judicial precedents and administrative decisions by the CVM, we cannot assure you that all courts will agree with our interpretation. If one or more courts were to depart from what we believe to be favorable judicial precedents and provide holders of the bearer bonds with collection rights, it could adversely affect our financial conditions and results of operations. In addition, there are a small number of claims seeking to enforce certain bearer bonds that may have been filed prior to the end of the applicable period of limitations. As of December 31, 2020, we recorded a provision in respect of these filed bearer bond claims in the amount of R$1.2 million.

Generally, any judicial decision that contravenes our understanding as to the enforceability of bearer bonds could adversely affect our financial condition and the results of our operations, as well as materially impact our estimate of losses. In order to provide the general understanding of our compulsory loan legal proceedings, we disclose possible or remote-loss estimates in respect of the compulsory loan legal proceedings. Accordingly, based on the information currently available, we estimate that if the bearer bonds in all pending actions are found to be enforceable, our estimate of losses could increase by approximately R$7.55 billion. At present, we believe the risk of loss in these bearer bond actions is remote and, therefore, we have not recorded a provision for any portion of this estimated amount.

Compulsory Loan Book Entry Credits

During the second phase, initiated under Decree-Law No. 1,512/1976, the contributors’ credits deriving from collections made during the period of 1977 to 1993 were no longer represented by bearer bonds, and were registered as book-entry credits by us, for subsequent conversion into our preferred shares. The majority of these compulsory loan book-entry credits, which resulted from collections made during the period of 1977 to 1993 (which were subject, during their periods of maturity, to compensatory interest of 6% per year on behalf of the contributor), were paid through their conversion into preferred shares at our general shareholders’ meetings held in 1988, 1990, 2005 and 2008. We believe we satisfied our obligation relating to the compulsory loan involved in judicial disputes were resolved through the issuance of preferred shares at shareholders`meetings.

Over the years, numerous judicial actions concerning compulsory loan book-entry credits have been filed against us. Some of these disputes concerned the criteria applied to update the nominal amount of the book-entry credit and the interest that has accrued on such amount, and others related to the standing of certain plaintiffs to commence claims in respect of these book-entry credits, in addition to questions about interest due and the monetary correction of the loan principal.

The disputes can be further broken down into three principal groups. First, there are disputes regarding the criteria and indices that were adopted for the quantification of monetary (i.e., inflationary) adjustments to the principal amount of the compulsory loan credits, which were determined by the law that applies to the compulsory loan program. Second, there are disputes concerning the accrual of additional compensatory interest of 6% per year on the adjusted principal amounts referred to above, including, among other things, the appropriate accrual period and the limitation period for collecting this interest. Third, there are disputes concerning the accrual of certain default interest on the compulsory loan book-entry credits. We consider the application of the interest rate of 6% after the shareholders`meeting as a possible loss.

These matters, among others, have been addressed in decisions rendered by the STJ. For example, the criteria and indices adopted for the calculation of the monetary adjustment and the ancillary surcharges of those credits were presented to the STJ, and the STJ has rendered decisions related to these issues through a number of appeals, including the repetitive appeal in Special Appeal No. 1,003,955/RS, the repetitive appeal in Special Appeal 1,028,592/RS, and the Motion for Reconsideration Due to a Decision (Embargos de Divergência) in Special Appeal No. 826,809/RS. Based on these precedents, we believe that the accrual of the additional 6% compensatory interest rate applied on the adjusted principal amount of the compulsory loan credits should cease on the date of the shareholders’ meeting at which the relevant credits were converted into preferred shares (the “Conversion Meeting”). We also believe there is a five-year limitations period for the collection of this compensatory interest, so that the complainant can only seek interest from the period beginning five years prior to the date of the petition and ending on the date of the relevant Conversion Meeting. We also believe that the default interest rate that may apply to the difference resulting from the monetary restatement and the compensatory interest rate of 6% per due year should be the rate that would be applicable to judicial debts. Judicial debts accrue interest at the IPCA-E until the summons and, thereafter, at the SELIC rate. Accordingly, we believe that the SELIC rate should be applied to the loan principal and any compensatory interest, from the later of (i) the date of the shareholders’ meeting on which the conversion occurred and (ii) the date of the summons.

The divergences about the merits of the enforcement of the compulsory loan legislation was settled by the STJ through the following repetitive appeals: Special Appeal 1,003,955/RS and Special Appeal 1,028,592/RS. In accordance with the special appeals, future legal proceedings that involve the same and/or similar issues should follow the same legal conclusions.

However, the matter is currently the subject of appeals before the Federal Supreme Court - STF, which are pending judgment. The appeals question the violation of the full bench clause, provide for in article 97 of the Brazilian Constitution, in that any type of judicial review to declare the unconstitutionality of the compulsory loan legislation should have be issued by the full composition of the STJ and not by one of its committees.

We believe that the STJ’s decisions in these and earlier proceedings should be applied to the remaining proceedings that involve the same and/or similar issues as repetitive appeals (recursos repetitivos) have a binding effect for other legal proceedings in respect of the same subject.

Accordingly, as of December 31, 2020, the recorded provision was R$17.5 billion, of which (i) R$5.9 billion refers to the difference in the base value resulting from the monetary restatement criteria provided for in the precedents of the STJ; (ii) R$1.9 billion relates to compensatory interest, including, among other things, the accrual of an additional 6% interest per year up to the date of the shareholders meeting on the loan principal to account for monetary restatement and considering the limitation period for collecting this interest; and (iii) R$9.4 billion relates to the calculation of applicable default interest. We recorded this provision based on existing jurisprudence (for example, Special Appeal No. 1,003,955/RS and Motion for Reconsideration in the Special Appeal No. 826,809/RS). Nevertheless, if one or more courts were to depart from what we believe to be favorable judicial precedents on these matters, it could adversely affect our financial condition and the results of our operations.

Despite favorable results for us in certain repetitive appeals (recursos repetivivos), there have also been unfavorable decisions, such as the Motion for Reconsideration by the STJ in the Special Appeal No. 790.288/PR, on June 12, 2019 (“June 2019 STJ Decision”). In this proceeding, the plaintiffs obtained a favorable decision from five ministers, out of a total of nine voting ministers, which stated that the compensatory interest of 6% per year should be applied from the 143rd Extraordinary General Meeting held on June 30, 2005 until the effective payment, accruing at the SELIC rate. Following this decision, we filed a motion for clarification, explaining the legal and practical challenges of accruing interest at the SELIC rate and also arguing that this unfavorable judgment does not have the effect of a repetitive appeal, under the terms of article No. 1,036 of the Civil Procedure Code; for that reason, we argued that it has no binding effect for other legal proceedings in respect of the same subject, and is contrary to the precedent (Special Appeal No. 1,003,955/RS and the Motion for Reconsideration in the Special Appeal No. 826,809/RS). By December 31, 2020, the appeal filed by us had four votes in favor and three against, pending decision by two ministers of the STJ. As of the date of this annual report, these proceedings have been suspended with no fixed resumption date.

Based on the information currently available, we do not believe that the June 2019 STJ Decision (which we are currently appealing) warrants any revision to estimates by our management regarding the appropriate provision for litigation concerning compulsory loan book-entry credits, as now recognized in our consolidated financial statements, therefore we maintain the current criteria which is primarily based on the repetitive appeals (recursos repetitivos). Among other reasons, we identified that, the following judgments in other legal proceedings on the same legal issues have confirmed our understanding that the additional 6% compensatory interest applies only until the date of the relevant Conversion Meeting: Special Appeal No. 1,818,653/RS, Special Appeal No. 1,804,433/RS, Motion for Clarification in the Special Appeal No. 1,659,030/RS, Internal Appeal in the Special Appeal No. 785,344/PR (judgment), Motion for Clarification in Special Appeal No. 1,702,937/RS, Motion for Clarification in the Special Appeal No. 866,941/PR, under the terms of the preceding Special Appeal No. 1,003,955/RS, Motion for Reconsideration Due to a Decision (Embargos de Divergência) in Special Appeal No. 1,709,573/RS, and Motion for Reconsideration Due to a Decision (Embargos de Divergência) in Special Appeal No. 1,859,551/PR.

However, if our appeal is unsuccessful and the STJ’s reasoning in June 2019 STJ Decision is applied in other cases, specifically with regard to the continued application of compensatory interest of 6% per year, even after the relevant Conversion Meeting, we may need to significantly increase our provision of the disputes currently recorded as of the date of this annual report. We estimate, based on the information currently available, that this increase may be approximately R$11,458 million (currently classified as possible risk of loss). We have not recorded any provision for any portion of this amount because, in our opinion, the likelihood of loss associated with the relevant claims remains possible, rather than probable. Our assessment of the pending litigation and our exposure thereto is necessarily ongoing in nature, however, and may change over time in response to new developments with respect to the likelihood of loss, the magnitude of potential loss, or both.

Regarding the calculation methodology, in addition to the litigation concerning whether compensatory interest continues to accrue following the relevant Conversion Meeting, there are additional actions concerning compulsory loan monetary restatement differences. These actions present issues concerning, among other things, the initial term of the compensatory interest considering the five-year limitations period for the collection of this compensatory interest, the period during which the loan principal is subject to monetary restatement during the period between December 31 of the year prior to the relevant Conversion Meeting and the date of the relevant Conversion Meeting, and the calculation used by us to deduct the amounts paid by us within the scope of the lawsuit, in relation to the total debt claimed in court payment allocation, in the estimated amount of R$7.3 billion. We believe our likelihood of loss from these actions is remote, and, accordingly, we have not recorded a provision for them. As explained above, our assessment of the pending litigation and our exposure thereto is necessarily ongoing in nature and may change over time in response to new developments with respect to the likelihood of loss, the magnitude of potential loss, or both.

During some of the pending lawsuits in 2019 and 2020, the calculations presented by certain experts appointed by the relevant judges did not follow the calculation methodology (inclusion of the 6% interest rate and different criteria of monetary restatement), we employ in accordance with the applicable repetitive appeals (recursos repetitivos). We have challenged these calculations and are currently awaiting a judicial decision. We estimate, based on the information currently available, that if the appeals and oppositions made by us are dismissed, any additional provision we would need to record in respect of all these claims would amount to approximately R$2.8 billion. The amount of R$2.8 billion is already substantially included in the amounts classified as possible and remote discussed above.

In connection with the credits to be judicially enforced, there are compulsory loan credits converted into preferred shares at the four Conversion Meetings, which are not provisioned, either because we identified that the taxpayers filed a lawsuit claiming the difference in monetary restatement and default interest after the term of five years from the date of the relevant Conversion Meeting, or because, in other cases, we did not identify any judicial proceeding of collection of credits, by the relevant holders, within the same term of five years, and based on current information, we understand that any monetary restatement claims are proscribed and that the probability of loss is remote.

As explained above, certain actions also discuss the particular entities that may seek to enforce and collect on these instruments. Because there have been recent unfavorable judgments in relation to this subject, we have provided more information on certain potential risks associated therewith below.

As a general matter, and with certain specific exceptions noted herein, we have not recorded any provision for legal proceedings seeking to collect on compulsory loan book entry credits that are brought by those who are not the legal holders of the credits, who have already transferred the credits to third parties, and/or who are attempting to enforce credits held by entities not specified in the initial petition, as required by Brazilian law.

Regarding the discussion on the enforcement of credits not mentioned in the initial petition, in December 2020, we had an unfavorable decision in connection with legal proceeding No. 0023102-98.1990.8.19.0001, which is pending our appeal. This legal proceeding was commenced in 1990, prior to the third and fourth Conversion Meetings. Although the court of first instance ratified an expert report that indicates an amount due of R $1.4 billion (which may reach R$1.8 billion considering the monetary restatement and the application of the fine and fees claimed by the plaintiffs), we have calculated an amount due of R$227 million and believe our calculation is correct. In our opinion, the difference between the amounts charged by the plaintiffs and those identified by us is related to a series of defects contained in the expert report, which was approved by the lower court, including in particular the inclusion of credits that were not addressed in the initial petition. Some of these credits not included are credits of branches and merged companies and credits arising from the third Conversion Meeting, which took place in 2005, almost 10 years after the decision was pronounced on the original demand of the case. In addition, this decision did not follow the precedent established by repetitive Special Appeal No. 1,003,955/RS as it failed to apply the limitation period to the interest provisions and improperly applied a default interest rate of 12% per year. On appeal, we obtained a favorable preliminary decision to suspend compliance with the decision that ordered payment of the approved amount. However, as this is a monocratic decision that did not deal properly with the merits of the amounts due, we classified the risk of loss associated with this proceeding as probable, we recorded an additional operating provision of R$1.6 billion in the fourth quarter of 2020, bringing our total operating provisions in respect of compulsory loans to approximately R$17.4 billion as of December 31, 2020, as noted above. Notwithstanding the provision, we expect that, in the future, when judging the merits of the appeal, the decision related to the expert report may be amended.

In addition, we believe that previous judgments decided that branches of companies do not have the authority to execute a judicial title referring to the difference in monetary correction of compulsory loans rendered in favor of the head office when the relevant branch was not included in the initial petition. Following the adverse ruling in a recent case, we estimate that our provision could increase by approximately R$1.6 billion if all credits of branches of companies not mentioned in the initial petition filed by their respective head offices were to be deemed enforceable in filed legal proceedings of the head office. As of the date of this annual report, however, we believe the risk of loss in this regard to be remote and, accordingly, have not recorded a provision therefor.

However, if all credits related to the four Conversion Meetings that are not currently linked, to the best of our knowledge, to any legal proceedings already filed were to be deemed enforceable in filed legal proceedings, regardless of the plaintiff identified in the initial petition and limitations period, we believe that we would need to further increase our provisions.

There is also a separate risk associated with legal claims relating to the calculation criteria used by us for the return of compulsory loan credits previously held as judicial deposits. Most of the compulsory loan credits were converted into preferred shares through the four Conversion Meetings, but there are credits that were not so converted or otherwise repaid because plaintiffs disagreed with respect to the payment of the underlying tax and ended up depositing the amounts due through legal proceedings. Accordingly, as these judicial deposits were only withdrawn by us after the fourth Conversion Meeting, they have not yet been converted into shares and may be paid within 20 years, with compensatory interest of 6% per year until their return. However, as of the date of this annual report we are aware of approximately five legal proceedings with full monetary restatement claims for credits that have not yet been converted – that is, actions claiming that the monetary restatement occurs from the date of the effective judicial deposit, contrary to the criteria used by us, which is from the date of the withdrawal of said deposits when the amounts were made available to us. In the third quarter of 2020, we adopted certain changes to our calculation methodology for the loan principal in respect of the credits that were not yet converted into preferred shares or otherwise repaid as discussed above. Considering that these credits have not yet been settled, either by payment in cash or by conversion into shares, and given the grace period, new legal proceedings of the same nature as the five mentioned above may be filed. As of December 31, 2020, the total principal amount of shares not paid or converted was R$429 million. As of the date of this annual report, we have not made any provision in respect of this class of compulsory loans because we believe the risk of loss associated therewith to be remote. At this moment, there are few judicial disputes about this matter but there is no definitive decision that can serve as jurisprudence.

We cannot assure you that additional claims will not arise or that new judicial decisions (including by superior courts) on compulsory lending will not be adverse to us. The total cost of these unfavorable claims or decisions may have a material adverse effect on our financial condition and results of operations.

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

The plaintiffs claim to be holders of Obrigações (bearer bonds) and American Depositary Receipts (ADRs) issued by us. Among other things, the plaintiffs seek an injunction preventing us from (i) making false and/or misleading statements or omissions regarding our liabilities arising from bearer bonds or compulsory loan credits, (ii) making any filings with the SEC containing false and/or misleading statements or omissions in connection with any potential forthcoming privatization transaction we may undertake, and (iii) making any filings with the SEC until we correct any prior allegedly false and/or misleading statements or omissions regarding the bearer bonds and compulsory loan credits. The plaintiffs do not specify an amount of monetary damages being claimed.

On February 3, 2021, the District Court issued an opinion and order dismissing this lawsuit in its entirety and with prejudice. On March 3, 2021, the plaintiffs initiated an appeal of that decision to the United States Court of Appeals for the Second Circuit. Subsequently, the parties filed a stipulation, dated April 13, 2021, voluntarily dismissing the appeal with prejudice.

It is important to emphasize that dismissal of this U.S. litigation does not eliminate or alter our exposure to Brazilian legal proceedings concerning bearer bonds and/or compulsory loan book entry credits. We believe that our prior disclosures regarding these proceedings and our exposure thereto have been, and remain, accurate based on the information available when made. We also believe that the provisions we have recorded to date for these matters are reasonable and appropriate in light of the various contingencies we face. At the same time, there is considerable uncertainty inherent in any pending litigation and particularly so in proceedings concerning bearer bonds and/or compulsory loan book entry credits, which together comprise an extraordinarily complex subject matter. Many of the relevant proceedings have been ongoing for multiple years, and the status and outlook of the actions have evolved considerably, and often unpredictably, over time amidst an ever-changing legal landscape that has included, among other developments, the issuance of new, and sometimes conflicting, judicial decisions. While we make every effort to continually augment and improve our explanations of these matters to the market, our disclosures are necessarily subject to change over time as new information becomes available, it is impossible to predict the outcomes of the actions with certainty, and we can no make no assurances regarding the course of any ongoing or future proceedings.

In addition, on April 20, 2021, we received a request for information from the Division of Enforcement of the SEC in connection with an investigation the SEC is conducting regarding the disclosures relating to the compulsory loan program and related litigation in our Form 20-Fs. We are in the process of gathering the documentation in order to respond to this information request and intend to cooperate fully with the investigation and to evaluate whether, based on the investigation or continued developments in the ongoing legal proceedings in Brazil, any amendments to our disclosures or provisions are appropriate.

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

For the year ended December 31, 2020, we recorded a deficit of R$6.8 billion in our and our subsidiaries’ pension plans. For the year ended December 31, 2020, we and our subsidiaries made contributions of R$242 million to our respective pension plans.

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

All our directors and officers named in this annual report reside in Brazil. We, our directors and officers and the members of our Audit and Risks Committee have not agreed to receive service in the United States. Substantially all our and these people’s assets are located in Brazil. As a result, it may not be possible to file service within the United States or other jurisdictions outside of Brazil to such persons, pledge their assets, or enforce decisions under civil liability or securities laws of the United States or the laws of other jurisdictions against them or us in the courts of the United States, or in the courts of other jurisdictions outside of Brazil.

Our insurance policies may be insufficient to cover potential losses.

Our business is generally subject to several risks, including operational accidents, labor disputes, unexpected geological and hydrological conditions, changes in the regulatory framework, environmental hazards and weather and other natural phenomena. Additionally, we and our subsidiaries are liable to third parties for losses and damages caused by any failure to provide generation and transmission services.

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

Under Brazilian law, we are strictly liable for direct and indirect damages that result from the inadequate supply of electricity, such as abrupt interruptions or problems related to generation, transmission or distribution systems. If we are liable for these damages, our financial condition, results of operations or reputation and image could be adversely affected.

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

With respect to uranium, we have a single supplier, Indústrias Nucleares do Brasil S.A. (INB), which faces operational and financial challenges. With respect to coal, we have two suppliers, Companhia Riograndense de Mineração (CRM) and Seival Sul Mineração (SSM). CRM also faces financial challenges and SSM does not have the installed capacity to meet the plant’s demand. If CRM, SSM and INB are not able to comply with their contracts with us, or have their production processes interrupted, totally or partially, CGT Eletrosul’s thermal plants and Eletrouclear’s nuclear plants could be adversely affected.

Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our results of operations and our business.

As of the date of this annual report, all our employees were represented by labor unions. Disagreements on issues involving divestments or changes in our business strategy, reductions in our personnel, as well as potential employee contributions, could lead to labor unrest. We cannot ensure that strikes affecting our production levels will not occur in the future. Strikes, work stoppages or other forms of labor unrest at any of our major suppliers, contractors or their facilities could impair our ability to operate our business, complete major projects and adversely impact our results of operations, financial condition and our ability to achieve our long-term objectives.

Risks Relating to Brazil

We are controlled by the Brazilian Government, the policies and priorities of which directly affect our operations and may conflict with the interests of our investors.

The Brazilian Government, as our controlling shareholder, exercises substantial influence on the strategy of our business.  The Brazilian Government also has the power to appoint eight out of the eleven members of our Board of Directors and, through them, influence the choice of most of the executive officers responsible for our day-to-day management.

Any appointment, either originated or not by the Brazilian Government, is subject to an integrity and eligibility analysis, aimed to ascertain compliance with the requirements of the Law of Government-Controlled Companies and with global best practices enforced by our corporate governance area. This process seeks to ensure that only professionals with unblemished reputations, proven experience in the field and no relationships that may be considered conflicts of interest will secure a seat on our board or executive positions. All nominations, once assessed by our teams, are subject to deliberations by the Executive Board, followed by the People and Eligibility Committee (“CGPE”), which is responsible for reviewing and deliberating about eligibility, and ultimately by the Board of Directors. A candidate is only considered eligible after final approval by the Board of Directors.

Additionally, the Brazilian Government holds the majority of our voting shares. Consequently, the Brazilian Government has the majority of votes at our shareholders’ meetings, which empowers it to approve most matters prescribed by law, including the following: (i) the partial or total sale of the shares of our subsidiaries and affiliates; (ii) increase our capital stock (which could dilute the Brazilian Government’s interest); (iii) determine our dividend distribution policy, as long as it complies with the minimum dividend distribution regulated by law; (iv) issuances of securities in the domestic market and internationally; (v) corporate spin-offs and mergers; (vi) swaps of our shares or other securities; and (vii) the redemption of different classes of our shares, independent from approval by holders of the shares and classes that are subject to redemption.

On January 24, 2021, our CEO Wilson Ferreira resigned from the Chief Executive Committee. He remained in office until March 15 for the transition to his successor. On March 15, 2021, our Board of Directors appointed our Chief Financial Officer, Elvira Presta, to act as interim CEO from March 16, 2021 until the completion of the transition period. On March 24, 2021, our Board of Directors recommended Rodrigo Limp to join the board and to assume the position of CEO. Rodrigo Limp, then acting as secretary for electric energy of MME, was appointed directly by the controlling shareholder and was not selected by the external adviser hired to assist our Board of Directors in choosing the new CEO. On the same date, this led to the resignation of board member Mauro Cunha, who disagreed that the nomination had not followed the aforementioned succession process. However, as previously discussed, the appointment was assessed and recommended by the CGPE and most of our Board of Directors, meeting the legal and technical requirements necessary for the position. On April 30, 2021, our Board of Directors elected Rodrigo Limp as our CEO and on May 3, 2021, Mr. Limp signed the instrument of investiture.

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

Brazil’s economy is vulnerable to external and internal shocks, which may have a material adverse effect on Brazil’s economic growth and on the trading markets for securities.

Brazil’s economy is vulnerable to external shocks, including adverse economic and financial developments in other countries. For example, an increase in interest rates in the international financial markets may adversely affect the trading markets for securities of Brazilian issuers. In addition, a drop in the price of commodities produced by Brazil could adversely affect the Brazilian economy. A decline in the economic growth or demand for imports of any of Brazil’s major trading partners, such as China, the European Union, or the United States, could also have a negative impact on Brazil’s exports and adversely affect Brazil’s economic growth.

In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes produce a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Brazil could be adversely affected by negative economic or financial developments in other countries. Brazil has been adversely affected by such contagion effects on several occasions, including following the 1998 Russian crisis, the 2001 Argentine crisis and the 2008 global economic crisis. We cannot assure you that any situations like those described above will not negatively affect investor confidence in emerging markets or the economies of Latin America, including Brazil.

Brazil’s economy is also subject to risks arising from the development of several domestic macroeconomic factors. These include general economic and business conditions of the country, the level of consumer demand, the general confidence in the political conditions in the country, present and future exchange rates, the level of domestic debt, inflation, interest rates, the ability of the Brazilian government to generate budget surpluses and the level of foreign direct and portfolio investment.

Our operating conditions have been, and will continue to be, affected by the growth rate of GDP in Brazil, because of the great relation between this variable and the demand for energy. Therefore, any change in the level of economic activity may adversely affect the liquidity of, and the market for, our securities and consequently our financial conditions and the results of our operations.

The Brazilian Government has exercised, and continues to exercise, significant influence over the Brazilian economy, which can have a direct impact on our business.

The Brazilian Government frequently intervenes in the country’s economy and occasionally makes significant changes to monetary, credit, exchange, fiscal, regulatory and other policies to influence Brazil’s economy. For example, the Brazilian Government’s actions in the past to control inflation have included wage and price controls, depreciation of the real, controls over remittances of funds abroad and, intervention by the Central Bank to affect base interest rates.

In both 2018 and 2019 Brazil’s growth rate was 1.1%. However, in 2020 the economy suffered a sharp contraction, of 4.1%, as a result of the restriction measures adopted to combat the COVID-19 pandemic. We cannot assure investors when Brazil’s economy will recover its growth. Recessions can result in a material decrease in Brazil’s fiscal revenues and may require stimulus measures from the government; a significant depreciation of the real over an extended period of time could adversely affect Brazil’s debt/Brazilian GDP ratio, which could have a material adverse effect on public finances and on the market price of our securities. The continuation of the current scenario may lead the Brazilian Government to adopt countercyclical policies to attempt to reestablish the country’s growth.

Our business, results of operations and financial condition may be adversely affected by changes in government policies, as well as other factors. Additionally, actions taken or not by the Brazilian Government in response to crises or situations of social or economic instability, such as the current COVID-19 pandemic, may cause changes, for example, in labor legislation or in the rules applicable to the Brazilian electricity sector. These may include other political, diplomatic, social, and economic developments which may affect Brazil or the international markets, liquidity of the domestic markets for capital and loans, and limits on international trade.

We have no control over and cannot predict what measures or policies the Brazilian Government may take in the future. Uncertainty on whether the Brazilian Government will make changes in policy or regulation may contribute to the economic uncertainty in Brazil and to greater volatility of the Brazilian securities markets and the markets for securities issued outside Brazil by companies, adversely affecting our business, results of operations and financial condition.

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

Brazil has experienced amplified economic and political instability, as well as heightened volatility, as a result of various ongoing investigations by the Brazilian Federal Prosecutors (Ministério Público Federal), the Brazilian Federal Police (Polícia Federal), the CVM, and other Brazilian public entities who are responsible for corruption and cartel investigations, such as the Lava Jato investigation. In addition, certain foreign entities, such as the DoJ, the SEC and the Office of the Attorney General of Switzerland (Bundesanwaltschaft), have also conducted and still conduct their own investigations. These investigations have negatively impacted the Brazilian economy and political environment and have contributed to a decline in market confidence in Brazil. In addition, they may lead to further allegations and charges against Brazilian federal and state government officials and senior management of Brazilian industry.

Numerous elected officials, public servants and executives and other personnel of major companies have been subject to investigation, arrest, criminal charges, and other proceedings. Depending on the outcome of such investigations and the time it takes to conclude them, they may face (as some of them already faced) downgrades from credit rating agencies, experience (as some of them already experienced) funding restrictions and have (as some of them already had) a reduction in revenues, among other negative effects. Such negative effects may hinder the ability of those companies to timely honor their financial obligations bringing loses to us. The companies involved in the Lava Jato investigations may also be (as some of them already have been) prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements.

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

We cannot predict how the country’s administration may impact the overall stability, growth prospects and economic and political health of Brazil.  The Brazilian government established an agenda of privatizations, economic liberalization, and pension and tax reforms.  However, there is uncertainty as to whether it will be able to implement these reforms, given the fact that the approval of these projects also relies on the support of the Brazilian Congress and not on the executive branch alone. The recent impasse between the Brazilian executive branch and the Brazilian Congress has generated uncertainties with respect to the implementation of the agenda of the current Brazilian Government, as well as changes in legislation, which may contribute to economic instability and increase the volatility and lack of liquidity of the Brazilian securities market. These uncertainties and volatility could harm our business, results of operations and financial condition.

The stability of the Brazilian real is affected by its relationship with the U.S. dollar, inflation and Brazilian Government policy regarding exchange rates. Our business could be adversely affected by any recurrence of volatility affecting our foreign currency-linked receivables and obligations.

In the past, the Brazilian Government implemented several economic plans, using different exchange control mechanisms to control the large volatility of the Brazilian currency. During 2018, the real further depreciated by 17%, ending the year at an exchange rate of R$3.8748 per U.S.$1.00.  During 2019, the real further depreciated by 4%, ending the year at an exchange rate of R$4.0307 per U.S.$1.00. During 2020, the real further depreciated by 28.9%, ending the year at an exchange rate of R$5.1967 per U.S.$1.00. On April 23, 2021, the exchange rate between the real and the U.S. dollar was R$5.4787 per U.S.$1.00. There is no guarantee that the real will not depreciate, or appreciate, in relation to the U.S. dollar in the future.

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

As of December 31, 2020, 24.4% of our total consolidated financing, loans, and debentures of R$47,002 million was denominated in foreign currencies and our total consolidated indebtedness denominated in foreign currencies was R$11,459 million. As of December 31, 2019, 21% of our total consolidated financing and loans of R$41,940 million was denominated in foreign currencies and our total consolidated indebtedness denominated in foreign currencies was R$8,606 million. As of December 31, 2018, 23.19% of our total consolidated indebtedness of R$54,373 million was denominated in foreign currencies and our total consolidated indebtedness denominated in foreign currencies was R$12,608 million.

Changes in tax or accounting laws, tax incentives and benefits or differing interpretations of tax or accounting laws may adversely affect our results of operations.

The Brazilian tax authorities have frequently implemented changes to tax regimes that may affect us and ultimately the demand of our customers for the products we sell. These measures include changes in prevailing tax rates and enactment of taxes, both temporary and permanent. Some of these changes may increase our tax burden, which may increase the prices we charge for the products we sell, restrict our ability to do business in our existing markets and, therefore, materially adversely affect our profitability. There can be no assurance that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes that apply to us and our operations. In addition, we currently receive certain tax benefits. There can be no assurance that these benefits will be maintained or renewed. Also, given the current Brazilian political and economic environment, there can be no assurance that the tax benefits we receive will not be judicially challenged as unconstitutional. If we are unable to renew our tax benefits, such benefits may be modified, limited, suspended, or revoked, which may adversely affect us. Moreover, certain tax laws may be subject to controversial interpretation by tax authorities. If tax authorities interpret tax laws in a manner that is inconsistent with our interpretations, we may be adversely affected. Additionally, changes in accounting policies as a result of the adoption of new standards under IFRS may lead to incomparability of financial statements or to potential adverse effects on our financial results. A comprehensive tax reform which includes changes to the value-added taxation and corporate income taxation regimes (“IRPJ and CSLL”) is part of the government’s agenda and is being intensively discussed in Brazil. This reform is expected to be implemented during the current administration (2019-2023), although it also depends on the negotiation with the Brazilian Congress.

Any further downgrading of Brazil’s credit rating could adversely affect the price of the ADS and our cost of funding in the capital markets as our ratings are linked to the sovereign rating.

Credit ratings affect investors’ perceptions of risk and, as a result, the trading value of securities and yields required on future issuances in the capital markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the prospect of changes in any of these factors. Rating agencies began the classification review of Brazil’s sovereign credit rating in September 2015 and as a consequence, Brazil lost its investment grade condition by the three main rating agencies. As of the date of this annual report, Brazil’s sovereign rating was BB-/B (having been revised as stable in December 2020), Ba2 (stable) and BB- (negative) by Standard & Poor’s, Moody’s and Fitch, respectively. A prolongation of the Brazilian Government inability to gather the required support in the Brazilian congress to pass additional specific reforms, along with further economic recession and/or the inability to effectively contain the COVID-19 outbreak could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, negatively affect our rating which is aligned to the sovereign rating. This may increase our future cost of issuances in the capital markets and adversely affect the price of the ADS as our rating is linked to the sovereign rating.

Risks Relating to the Brazilian Power Industry

We are subject to impacts related to the hydrological conditions.

The main source of electric power generation in Brazil is hydroelectric plants. Our companies are exposed to hydrological risk. When the total energy generated by the entire hydroelectric system is below the aggregate supply (physical guarantee) of all the hydroelectric plants, the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia) mitigates the related risks. When a deficit in the energy generation occurs, a Generation Scaling Factor (“GSF”) is applied to all the plants in the system. In this situation, the companies must liquidate their negative balance contractual positions in the short-term market at the current PLD at the CCEE. The PLD is considered a short-term market price and it can be highly volatile, varying mainly depending on changes in hydrological conditions and in the levels of reservoirs of the hydroelectric plants of the Interconnected System. Our companies are exposed to hydrological risk for concessions which were not renewed by Law No. 12,783/13.

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

In 2020, Law No. 14,052/20 amended Law No. 13,203/15, establishing new conditions for the renegotiation of the hydrological risk of power generation and proposing compensation for the hydroelectric generators participating in the Energy Reallocation Mechanism for the impacts caused by facts unrelated to the original conception of hydrological risk. These impacts include the displacement of hydroelectric generation by thermoelectric generation or by importing electric energy and the effects linked to the structuring hydroelectric plants, Santo Antonio, Jirau and Belo Monte, as well as to restrictions on the distribution of energy generated by the plants due to the delay in the transmission lines. As a result, ANEEL initiated Public Consultation No. 56/2020 to obtain subsidies for the improvement of the proposed regulation referred to in article 2 of Law No. 14,052/2020. ANEEL Normative Resolution No. 895/2020 was enacted, which establishes the methodology for calculating compensation to the holders of hydroelectric power plants participating in the MRE, which will occur by the possibility of extending the granting period, which will be limited to seven years.

In early March 2021, the CCEE presented the calculations for determining the extension of the concession. However, on March 30, 2021, ANEEL’s Board of Directors accepted Furnas’ appeal regarding REN 895/2020, which resulted in, at least, two immediate effects: (i) the need for ANEEL to issue a new REN amending the text of REN 895/20, which enables generation concessionaires to receive compensations for the years 2012, 2013 and 2014; and (ii) the postponement of the homologation of the GSF impact values. On April 13, 2021, ANEEL Normative Resolution No. 930/2021 was published, amending REN 895/2020. However, there is still no confirmation whether the deadlines provided for in REN 895/20 will be observed in the new recalculation procedure.

Additionally, among the measures under discussion to improve the legal framework of the electricity sector initially included in Public Hearing No. 33/17 (“CP-33”) is the discussion of a special regime for the plants, aiming to promote a better allocation of risk.  As a result of CP-33, discussions and studies are taking place within the framework of the working group organized in early 2019 by the MME to modernize the electricity sector. Following CP-33, Bill No. 1,917/2015 is currently being discussed in the Brazilian Congress and intends to provide a more just division of costs for the sector, clearly dividing the costs among all consumers, free and regulated.

With the publication of Provisional Measure No. 1,031, the possibility of granting new concessions for power generation for a period of thirty years was introduced. MP 1,031/21 covers the plants that have been extended under the physical guarantee quota regime (the plants renewed by Law No. 12.783/2013), the Itumbiara and Sobradinho plants, as well as the Tucuruí plant. A condition for a new grant is that the owners of the plants will be required to fully assume the management of the hydrological risk, and will be prohibited from renegotiating under the terms of Law No. 13,203/2015.

We can be held responsible for impacts on the population and the environment in the event of an accident involving the dams at our hydroelectric plants.

Our generation plants have large structures such as dams and floodgates which are used in water storage and reservoir level control. Such structures contain complex engineering works that must comply with several technical and safety standards. Specific laws and regulations provide safety guidelines for these structures, such as Law No. 12,334/10, which established the National Dams Safety Policy (Política Nacional de Segurança de Barragens), and ANEEL Resolution No. 696/15, which establishes the methodology for risk classification of the dams, the safety standards and annual inspections of dams.

Our subsidiaries have programs to regularly review and monitor all installations related to dams at their hydroelectric plants in order to identify any issues that could compromise their safety. The plants also have operational contingency plans. We regularly submit information to ANEEL, which performs local inspections, pursuant to the risk classification of the dam. At the end of the inspection process, ANEEL may issue infraction notices and companies may abide by their recommendations or present challenges and/or defenses pursuant to the regulatory deadlines.

In addition, in 2020, Law No. 14,066/2020 was enacted, which updated Law No. 12,334/2010, which, among other things, increased obligations related to dam safety. These changes are intended to bring more security to the operation of the dams; however they can impose new financial risks since companies have to adapt to this new regulation.

In 2020, we approved our dam safety policy. This document is public and defines guidelines and responsibilities for all our subsidiaries regarding dams safety.

Any accident with respect to our subsidiaries’ dams could have significant consequences for the surrounding environment, including the population living near or around the dams. Any accident could materially and adversely impact our results of operations, our financial condition and our image and reputation. Furthermore, a court could find a parent entity such as us liable for environmental damages without needing to demonstrate a lack of resources at the subsidiary level, as further described in “Business—Environmental—General,” which could also materially adversely affect our results of operations and financial condition.

Construction, expansion and operation of our electricity generation and transmission facilities and equipment involve significant risks that could lead to lost revenues or increased expenses.

The construction, expansion, and operation of facilities for the generation and transmission of electricity involve many risks, including:

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

As of December 31, 2020, we believe that we were in compliance with all the terms and conditions with respect to substantially all of our operation assets. However, we cannot guarantee that we will not be penalized by ANEEL for a future violation of our concession agreements or that our concession agreements will not be terminated in the future, which could have an adverse impact on our financial condition and the results of our operations.

Our generation and transmission activities are regulated and supervised by ANEEL. Our business could be adversely affected by any regulatory changes or by termination of the concessions prior to their expiration dates, and any indemnity payments for the early terminations may be less than the full amount of our investments.

Pursuant to Brazilian law, ANEEL has the authority to regulate and supervise the generation and transmission activities of energy concessionaries, including investments, additional expenses, tariffs, and the passing of costs to customers, among other matters. Regulatory changes in the energy sector are hard to predict and may have a material adverse impact on our financial condition and the results of our operations.

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

Penalties are set forth in ANEEL Resolution No. 846/19, and include, among others, warnings, substantial fines (up to 2.0% of the Net Operating Revenue (Receita Operacional Líquida – ROL) for the fiscal year immediately preceding the evaluation), restrictions on the concessionaire’s operations, intervention or termination of the concession.

For example, the MME declared the termination of the transmission concession agreement No. 01/15, entered into with CGT Eletrosul. In October 2018, CGT Eletrosul contracted insurance for the project in the amount of R$163.8 million. There is an administrative procedure at ANEEL discussing whether to impose a penalty on CGT Eletrosul. The amount under discussion is approximately R$331.4 million. As of December 31, 2020, we have provisioned R$52.1 million with respect to this fine, classified as probable. The difference between R$331.4 million and R$52.1 million is classified as a possible risk.

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

On October 29, 2019, a working group established by the MME to modernize the energy sector released a report on modernization measures that should be adopted or studied. These measures include pricing, market opening, capacity market coverage and energy separation, implementation of new technologies, enhancement of the Reallocation of Energy Mechanism, and sustainability of transmission. The changes under study may require legal or regulatory modifications.  In 2020, the Brazilian Government enacted the Provisional Measure No. 998/20, (converted into Law No. 14.120/2021), seeking to strengthen the opening of the Free Market for the sale of electricity and, among other measures, introduced significant improvements in the efforts to modernize the electricity sector led by the Brazilian Government. Any of these changes could materially adversely affect our financial condition and results of operations.

Failures in our information technology systems, information security systems and telecommunications systems may materially adversely impact our results of operations, financial condition, and reputation.

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

Considering the incidents occurring in facilities similar to ours in other countries, in order to face such challenges, we have created and maintained an information security program which is reviewed and updated based on the demands of the senior management, and an analysis of gaps performed annually in all companies of the group, following the CyberSecurity Framework of the National Institute of Standards and Technology - NIST. This program and its actions are monitored quarterly by the Board of Directors.

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

The COVID-19 pandemic has brought unprecedented challenges for most companies including us. With about 70% of our employees working from home, we had to reinforce communications, requiring us to update our staff about the applicable rules for the use of information and corporate systems.

We are subject to strict environmental laws and regulations that may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

Our operations are subject to comprehensive federal, state, and local environmental legislation as well as supervision by agencies of the Brazilian Government that are responsible for the implementation of such laws. Among other things, these laws require us to obtain environmental licenses for the construction and operation of new facilities or the installation and operation of new equipment required for our business. The rules about these subjects are complex and may be changed over time, making the ability to comply with the requirements more difficult or even impossible, thereby precluding our continuing, present or future generation, transmission operations.

Legislation related to the environmental licensing is currently under review, with the proposed changes being discussed and examined by the Brazilian Congress. Even though we follow all proposals for amendments to environmental laws and the relevant case law, we cannot fully anticipate the impact on us caused by the eventual approval of any changes to such legislation by the Brazilian Congress.

The failure to comply with these environmental laws and regulations can result in administrative and criminal penalties, irrespective of the recovery of damages or indemnification payments for irreversible damages in the context of civil proceedings. Administrative penalties may include summons, fines, temporary or permanent bans, the suspension of subsidies by public bodies and the temporary or permanent shutdown of commercial activities. With regard to criminal liability, individual transgressors are subject to the following criminal sanctions: (i) custodial sentence—imprisonment or confinement; (ii) temporary interdiction of rights; and (iii) fines. The sanctions imposed on legal entities are: (a) temporary interdiction of rights; (b) fines; and (c) rendering of services to the community. The penalties relating to the temporary interdiction of rights applicable to legal entities can correspond to the partial or total interruption of activities, the temporary shutdown of establishment, construction work or activity and the prohibition of contracting with governmental authorities and obtaining governmental subsides, incentives or donations. In addition, the failure to comply with environmental laws and regulations can cause damage to our reputation and image.

For further information regarding risks relating to communicable diseases including the novel coronavirus, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent outbreak of the novel coronavirus.”

Environmental mismanagement of our projects and/or ventures can lead to us not obtaining/ or losing our licenses, leading to adverse operational, financial, and reputational impacts.

Our operations are subject to federal, state, and local environmental legislation, as well as the supervision of government agencies responsible for implementing the laws. Among other provisions, these laws require that we obtain environmental licenses for the construction of new plants and for the installation and operation of new projects. The rules on these matters are complex. The legislation related to the environmental licensing is currently under review, with the proposed changes being discussed and examined by the Brazilian Congress. We follow all proposals for amendments to environmental laws and the relevant case law.

The lack of control and compliance with the requirements and deadlines imposed by the competent authorities can cause significant penalties for us in terms of loss of revenue, fines, stoppages and damages to our reputation and image. For the parties, responsible for the projects, the penalties can be determined in civil, administrative and criminal proceedings. See “—Item 3.D Key Information—Risk Factors—Risks Relating to the Brazilian Power Industry—We are subject to strict environmental laws and regulations that may become more stringent in the future and may result in increased liabilities and increased capital expenditures” for additional information.

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

Given the nature of our generation and transmission activities, we are subject to risks related to human rights violations.

In the performance of our core activities, whether in the construction or operational phase, as well as in our administrative activities and partnerships with suppliers and other agents, we may be indirectly connected to human rights violations due to factors such as: (i) logistical challenge to monitor and due diligence our wide range of suppliers and partners; (ii) direct and indirect operations taking place in areas of political instability, socioeconomic vulnerability and lack of robust social security and human rights protections; (iii) projects (such as large hydroelectric dams) that may involve the delicate process of relocating local communities; (iv) interactions with vulnerable groups around our operations; and (v) corporate demographic profile and organizational culture that do not emphasize diversity and equality. Our exposure to this risk was evidenced by the Government Pension Fund of Norway’s decision in May 2020 to place Eletrobras on its investment exclusion list due to alleged human rights violations at Belo Monte hydropower plant, a joint venture of which Eletrobras holds a 49.98% stake.

Even though we and our companies seek to be in compliance with the regulations and best practices in relation to human rights, and to inhibit practices that may lead to human rights violations at Eletrobras and our partners, we may not be able to avoid certain financial and reputational impacts derived from indirect human rights violations. Acts or perceived violations of human rights could materially negatively impact our financial condition and results of operations.

Climate change can have significant adverse impacts on our generation and transmission activities.

The effects of climate change, including the change in rainfall, flow and wind patterns, the increase in the frequency and intensity of extreme events and regulatory changes can directly affect our generation and transmission activities, which can lead to financial impacts, loss of competitiveness, risk of divestment and reputational damage. Additionally, we do not have insurance coverage for some of these risks related to certain weather conditions or manmade or natural disasters.

Climate change is a priority and a strategic focus for us, as it can impact the continuity of our business. In order to minimize these impacts, we monitor and manage our greenhouse gas emissions, develop and encourage studies related to future scenarios arising from climate changes and the adaptation of our businesses to these changes, and seek to prioritize renewable energy projects that contribute to the transition to a low carbon economy. However, if we fail or are late to adapt to this new global scenario, our operations and financial results may be adversely affected.

If we fail to address issues related to the health and safety at work of our employees and the facilities where we conduct our activities, our results and operations may suffer negative impacts.

Our operations are subject to comprehensive federal, state and local health and safety legislation as well as supervision by agencies of the Brazilian Government that are responsible for the implementation of such laws. The failure to comply with these laws and regulations can result in administrative and criminal penalties, irrespective of the recovery of damages or indemnification payments for irreversible damages in the context of civil proceedings.

Considering the risks inherent to power generation and transmission in an electric power system that operates with high voltage lines and equipment, which makes any accident by direct contact or proximity to energized systems possibly fatal or capable of serious injury, there is a real possibility of accidents if the technical and legal recommendations are not properly adopted by us, our employees and outsourced service providers.

In addition, since March 2020, the COVID-19 pandemic has greatly increased the risk to the health of employees of all companies. With the national and international travel restrictions implemented in connection with Brazil, there were delays in our routine maintenance and construction works in progress. However, we had no impact on our corrective maintenance and priority works. Given the need to preserve the health of our employees, we established operational crisis and construction management committees to set protocols in order to safely carry out the work, leading to regularization of the construction works and preventive maintenance. Additionally, it should be noted that the operation of our systems has not been impacted.

The monitoring of our employees was reinforced during this period through Occupational Health and Safety protocols in order to reduce the risk of spread of COVID-19. However, if these measures are not sufficient to mitigate the risk and the number of contaminated employees in the same operating unit is high, our operations and financial results may be adversely affected.

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

You may not receive dividend payments if we incur net losses or our net income does not reach certain levels.

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

If we record a net income in an amount sufficient to make dividend payments, as a rule, at least the mandatory dividend is payable to holders of our preferred and common shares. However, we may not pay mandatory dividends, even in the case of profits, if we declare an inability to pay, as occurred for the year ended December 31, 2018. In this case, mandatory dividends must be retained in a special reserve and paid as soon as our financial situation permits. This special reserve can be used to absorb losses in future years. Excluding the mandatory dividend, we can retain profits as statutory profit reserves for investments or capital reserves. If we incur net losses or record net income in an amount insufficient to make dividend payments, including the mandatory dividend, our management may recommend that dividend payments be made using the statutory profit reserve after accounting for the net losses for the year and any losses carried forward from previous years, although it is an option and not an obligation. In the event that we are able to declare dividends, our management may nevertheless decide to defer payment of dividends or, in limited circumstances, not to declare dividends at all. We cannot make dividend payments from our reserves in certain circumstances established by Brazilian Corporate Law.

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

ITEM 4. INFORMATION ON THE COMPANY

Overview

Directly and through our subsidiaries, we are involved in the generation and transmission of electricity in Brazil. Our distribution of electricity activities in Brazil were fully discontinued in 2019, as reflected in our consolidated financial statements as of and for the year ended December 31, 2019. As of December 31, 2020, we contributed, including our subsidiaries, SPEs and 50% of Itaipu to approximately 29% of the installed power generating capacity within Brazil. We share control of Itaipu but neither consolidate, nor participate in, their results. Through our subsidiaries, we are also responsible for approximately 43.54% of the installed transmission capacity above 230 kV in Brazil. As of December 31, 2020, our revenues derive mainly from the generation of electricity and its sale to electricity distribution companies and free consumers; and the transmission of electricity on behalf of other electricity concessionaires.

For the year ended December 31, 2020, we derived R$22,620 million, and R$12,248 million of our net operating revenues (before eliminations among our segments) from our electricity generation and transmission businesses, respectively. For 2019 and 2018, we were also involved in the distribution of energy, but as we have sold our distribution subsidiaries, this segment is now presented as discontinued operations. For the year ended December 31, 2020, our net revenues after eliminations among our segments were R$29.0 billion, compared to R$29.0 billion for the year ended December 31, 2019.

Our capital expenditures for fixed assets, intangible assets and concession assets for the years ended December 31, 2020, 2019 and 2018 were R$2.4 billion, R$2.0 billion and R$1.7 billion, respectively.

A. History and Development

General

We were established on June 11, 1962, pursuant to Law 3,890-A, dated April 25, 1961, as a mixed capital company with limited liability and unlimited duration. We are subject to Brazilian Corporate Law. Our executive offices are located at Rua da Quitanda 196, Centro, CEP 20091-005, Rio de Janeiro, RJ, Brazil. Our telephone number is + 55 21 2514 4637. Our legal name is Centrais Elétricas Brasileiras S.A. — Eletrobras and our commercial name is Eletrobras. Our investor relations website is www.eletrobras.com/elb/ri.

Capital Expenditures

In the last three years, as set out in the table below, we invested an average of R$3,683.15 million per year in expansion, modernization, research, infrastructure and environmental quality. Over the same period, we invested 55% in our generation segment, 32% in our transmission segment, 5% in our distribution segment and 8% in research, infrastructure and environmental quality.

	As of December 31,
Nature of Investments	2020	2019	2018
	(R$ millions)
Generation	1,304.26	893.09	677.37
Transmission	645.41	693.54	1,059.77
Distribution	—	—	330.84
Maintenance - Generation	423.78	486.68	351.11
Maintenance - Transmission	365.97	203.45	293.15
Maintenance - Distribution	—	—	202.79
Other (Research, Infrastructure and Environmental Quality)	269.01	211.21	421.67
Subtotal Own Investments	3,008.43	2,487.95	3,336.71

Generation	73.64	668.83	1,185.51
Transmission	39.68	171.13	77.55
Subtotal Financial Investments	113.32	839.96	1,263.06
Total	3,121.76	3,327.93	4,599.77

Our core business is the generation and transmission of energy and we intend to invest in these segments in the upcoming years.

Companies are, in general, selected to construct new generation units and transmission lines through a tender process or might purchase interests in existing projects. It is, therefore, difficult to predict the precise amounts that we will invest in these segments going forward. We have invested R$1,011.39 million in the transmission segment through direct investments of our subsidiaries, which represented approximately 54% of our budget for 2020, aiming to modernize and automate the energy transmission system in Brazil. The failure to make investments in the transmission segment, including maintenance, was a reflection of the COVID-19 pandemic, due to supplier delays, problems with labor due to preventive measures, and high exchange rates, impacting bids and the granting of environmental licenses. In addition, we made investments in our generation business, in particular at our Angra III Nuclear Power Plant in the amount of R$1,049 million in 2020, representing 99.7% of the total budget for 2020 with respect to the resumption of construction works at the Angra III plant. We made most of these investments in Angra III through an AFAC at Eletronuclear.

EPE’s 10 Year Plan estimates that Brazil will have 200,154 km of transmission lines above 230 kV and 236 GW of installed generation capacity by 2030 compared to 162,700 km of transmission lines above 230 kV and 186 GW of installed generation capacity as of December 31, 2021.

In accordance with our business plan prepared in December 2020, we believe that from 2021 to 2025 we expect to invest approximately R$41.1 billion.

Our capital expenditures for fixed assets, intangible assets and concession assets for the years ended December 31, 2020, 2019 and 2018 were R$2.4 billion, R$2.0 billion and R$1.7 billion, respectively. These values are the expenditure values and do not match the cash flow amounts as amounts capitalized but not yet paid are not presented as cash flow.

B. Business Overview

Strategy

Our strategy is to develop a high performance corporate culture, with lean and agile management that focuses on investment capacity, value creation, more competitiveness and cost reduction. In addition, we intend to focus on active risk management and increasing digitalization to allow us to reach our aim to become an innovative clean energy company, which is recognized for excellence and sustainability.

Our current strategy has been reformulated compared to our previous Strategic Plan, due to the fast-changing trends in the power sector, including:

•	Social trends;

•	Environmental trends;

•	Conjunctural trends;

•	Structural trends;

•	Decarbonization trends;

•	Diversification of sources of energy;

•	Increase in distributed energy generation;

•	Technological disruption;

•	Accelerated digitalization; and

•	Trends of socioeconomic evolution in Brazil and the consequent changes in the demand for electricity.

The new Strategic Plan 2020-2035, in addition to defining a new corporate identity ─ Purpose, Vision and Values ─, establishes a set of guidelines and objectives aimed at our growth and modernization in line with the new trends in the energy sector.

Strategic Planning 2020-2035

PURPOSE	VISION	VALUES
We devote all our energy to the sustainable development of society.	To be an innovative, clean energy company, recognized for excellence and sustainability.	• Respect for people and life; • Ethics and transparency; • Excellence; • Innovation; • Collaboration and recognition.

Our Business and Performance Guidelines as well as the Management Guidelines are further broken down into Strategic Objectives shown in the chart below:

The PDNG 2020-2024, although released before the 2020-2035 Strategic Plan, is strictly in line with this strategy.

Among the main initiatives developed to achieve the goals established in the PDNG 2020-2024, we highlight the main achievements:

Main Achievements in 2020 regarding PDNG 2020-2024

INITIATIVE	PRINCIPAL ACHIEVEMENTS IN 2020
Implementation of the OBZ (Zero Base Budget)	Savings of R$281.6 million in our budget
Implementation of a High Performance Culture	An external consultancy firm concluded the methodological framework and diagnosis of our organizational culture and of our subsidiaries
Rationalization of Ownership Interest

Five SPEs were sold (Centroeste, MTE and Mangue Seco 2, Hermenegildo I, II and III, Santa Vitória do Palmar, Chuí IX)

Eight SPEs were closed (Olympic Energy, Carnaúba I, II, III, V, Cervantes I and II and Punaú I)

CGT Eletrosul acquired our partner shares SPEs TDG and TSBE

Dimensioning the Quali-Quantitative Staff - 2nd phase	Establishment of our organizational restructuring and the companies to be implemented in 2021

INITIATIVE	PRINCIPAL ACHIEVEMENTS IN 2020
Workplace Health and Safety Program	Engagement of specialized consulting services in Workplace Safety and Occupational Health
Angra III Project

Approval by the CPPI of the report issued by BNDES, recommending the business model to be adopted for the conclusion of the Angra III Plant.

Increase of the capital stock of Eletronuclear by R$1,886 million through conversion of AFAC in the amount of R$850 million and financing credits in the amount of R$1,036 million both belonging to Eletrobras.

Approval of the critical path acceleration plan, with approval of new AFACs for Eletronuclear in the amounts of R$1,052 million and R$2,447 million for 2020 and 2021, respectively.

In December 2020, our Board of Directors approved the Master Plan, named PDNG 2021-2025. Our PDNG 2021-2025 is the result of an ongoing process of updating based on the PDNG 2020-2024.

The PDNG 2021-2025, in addition to reaffirming our corporate identity (Purpose, Vision and Values), presents itself as a deployment of the Strategic Plan, with a five-year horizon, which defines the projects to be developed by our companies, aiming at achieving our strategic objects of sustainable growth and modernization in line with new trends in the energy sector.

In order to face the challenges of the next five years, the process for the preparation of the PDNG 2021-2025 promoted adjustments to our Strategic Guidelines in a manner aligned with our corporate identity – purpose, future vision and values. The PDNG 2021-2025 is structured along nine Strategic Guidelines that demonstrate our purpose and ambition:

•	Value and Investment;

•	Culture and People;

•	Achieve excellence in Governance, Risk Management and Internal Controls (GRC);

•	Effective Management;

•	Innovation and Digital Transformation;

•	Generation and Transmission Efficiency;

•	Generation and Transmission Expansion;

•	Commercialization; and

•	New Business.

The implementation of the initiatives listed in the PDNG 2021-2025 is intended to bring benefits to us, such as lower financial leverage, higher operational efficiency and costs consistent with regulatory parameters, continuing the advances already achieved under the previous plan.

The PDNG 2021-2025 associates the Strategic Guidelines with Strategic Objectives that determine initiatives that will be developed over the period to achieve the Plan. All Strategic Guidelines are associated with indicators with pre-established targets to be achieved year by year, covering the period of the Plan.

Generation

Our principal activity is the generation of electricity. Net revenues from generation represented 64.3%, 68.3% and 66.5% of our net operating revenues (before eliminations) in the years ended December 31, 2020, 2019 and 2018, respectively.

Pursuant to Law No. 5,899/73, and Decree 4,550/02, we must transfer all energy contracted by Itaipu to distribution companies in the southern, southeastern and mid-western regions of Brazil. We act as agent for Itaipu, which is a pass-through entity.

We had an installed capacity of 50,648.0 MW as of December 31, 2020, 51,143 MW as of December 31, 2019 and 49,801 MW as of December 31, 2018. This total capacity in 2020 includes 7,000.0 MW related to the Itaipu plant and 11,704.0 MW related to the proportion of the SPEs in which we hold a stake. Additionally, we have approximately 1,571.5 MW in projects planned throughout Brazil until 2027. The 1,571.5 MW include corporate ventures and are equivalent to the capacity of our subsidiaries. We entered into feasibility studies for an additional capacity of approximately 17,170.0 MW, although the studies are not a guarantee of the implementation of projects by us, nor will they be corporate partnerships. For instance, Angra III, which is currently under development, is expected to have an installed capacity of 1,405 MW at the start of its commercial operation.

The map below shows the geographic location of our generation assets as of December 31, 2020:

As of December 31, 2020, we operated under the following concessions/authorizations granted by ANEEL for our generation business. The numbers related to the installed capacity of our operational projects were obtained directly from ANEEL. For the projects under development, we considered the total installed capacity.

Concessions/Authorizations	State	Type of Plant	Installed Capacity	End of Concession	Began Service or Expect to Begin
			(MW)
Operational projects
Chesf
Boa Esperança (Castelo Branco)	Piauí	Hydro	237.30	December 2042	April 1970
Casa Nova II	Bahia	Wind	32.90	May 2049	December 2017
Casa Nova III	Bahia	Wind	28.20	May 2049	February 2018
Casa Nova I A(11)	Bahia	Wind	24.00	June 2054	December 2020
Complexo de Paulo Afonso e Apolônio Sales	Bahia	Hydro	4,279.60	December 2042	January 1955
Curemas	Paraíba	Hydro	3.52	November 2024	January 1957
Funil	Bahia	Hydro	30.00	December 2042	August 1962
Luiz Gonzaga (Itaparica)	Pernambuco	Hydro	1,479.60	December 2042	June 1988
Pedra	Bahia	Hydro	20.01	December 2042	November 1978
Sobradinho	Bahia	Hydro	1,050.30	February 2052	November 1979
Xingó	Sergipe	Hydro	3,162.00	December 2042	December 1994
Eletronorte
Araguaia(1)	Mato Grosso	Thermal	23.10	Undetermined	April 2016
Coaracy Nunes	Amapá	Hydro	78.00	December 2042	December 1975
Complexo de Tucuruí	Pará	Hydro	8,535.00	August 2024	December 1984
Curuá-Una(2)	Pará	Hydro	30.30	July 2028	January 1977

Concessions/Authorizations	State	Type of Plant	Installed Capacity	End of Concession	Began Service or Expect to Begin
			(MW)
Samuel	Rondônia	Hydro	216.75	September 2029	July 1989
Santana	Amapá	Thermal	36.00	Not informed	November 2020
Santana II	Amapá	Thermal	29.52	Not informed	November 2020
Santa Rita	Amapá	Thermal	24.48	Not informed	November 2020
Senador Arnon Afonso Farias de Mello(3)	Roraima	Thermal	85.99	September 2019	January 1990
Furnas
Batalha	Minas Gerais	Hydro	52.50	August 2041	May 2014
Corumbá I	Goiás	Hydro	375.00	December 2042	October 1996
Funil	Rio de Janeiro	Hydro	216.00	December 2042	March 1970
Furnas	Minas Gerais	Hydro	1,216.00	December 2042	September 1963
Itumbiara	Goiás/Minas Gerais	Hydro	2,082.00	February 2020	April 1980
Luis Carlos Barreto (Estreito)	SP/Minas Gerais	Hydro	1,050.00	December 2042	March 1969
Manso(4)	Mato Grosso	Hydro	210.00	February 2035	November 2000
Marimbondo	SP/Minas Gerais	Hydro	1,440.00	December 2042	October 1975
Mascarenhas de Moraes	Minas Gerais	Hydro	476.00	January 2024	April 1957
Porto Colômbia	Minas Gerais/SP	Hydro	320.00	December 2042	June 1973
Roberto Silveira (Campos)	Rio de Janeiro	Thermal	25.00	July 2027	December 1968
Santa Cruz(5)	Rio de Janeiro	Thermal	350.00	July 2015	July 1967
Serra da Mesa(4)	Goiás	Hydro	1,275.00	September 2040	April 1998
Simplício	Minas Gerais	Hydro	305.70	August 2041	June 2013
Anta	Rio de Janeiro	Hydro	28.00	August 2041	August 2018
Eletronuclear
Angra I	Rio de Janeiro	Nuclear	640.00	December 2024	January 1985
Angra II	Rio de Janeiro	Nuclear	1,350.00	August 2040	September 2000
CGT Eletrosul
Barra do Rio Chapéu	Santa Catarina	Hydro	15.15	May 2034	February 2013
Capão do Inglês	Rio Grande do Sul	Wind	10.00	May 2049	December 2015
Coxilha Seca	Rio Grande do Sul	Wind	30.00	May 2049	December 2015
Wind Cerro Chato I	Rio Grande do Sul	Wind	30.00	August 2045	January 2012
Wind Cerro Chato II	Rio Grande do Sul	Wind	30.00	August 2045	August 2011
Wind Cerro Chato III	Rio Grande do Sul	Wind	30.00	August 2045	June 2011
Galpões	Rio Grande do Sul	Wind	8.00	May 2049	December 2015
João Borges	Santa Catarina	Hydro	19.00	December 2035	July 2013
Megawatt Solar	Santa Catarina	Solar	0.93	Not applicable	September 2014
Passo São João	Rio Grande do Sul	Hydro	77.00	August 2041	March 2012
São Domingos	Mato Grosso do Sul	Hydro	48.00	December 2037	June 2013
Governandor Jayme Canet Junior (Previously Mauá)	Paraná	Hydro	363.14	July 2042	November 2012
Candiota III – Phase C	Rio Grande do Sul	Thermal	350.00	July 2041	January 2011
Amazonas GT
Aparecida	Amazonas	Thermal	166.00	July 2030	February 1984
Balbina	Amazonas	Hydro	249.75	March 2027	January 1989
Mauá 3	Amazonas	Thermal	590.75	November 2044	September 2017
Anamã	Amazonas	Thermal	2.17	November 2030	December 2018
Anori	Amazonas	Thermal	4.57	November 2030	December 2018
Caapiranga	Amazonas	Thermal	2.17	November 2030	December 2018
Codajás	Amazonas	Thermal	5.48	November 2030	December 2018
Operational SPEs
Acauã	Bahia	Wind	6.00	April 2049	November 2019
Angical 2	Bahia	Wind	10.00	April 2049	September 2019
Arapapá	Bahia	Wind	4.00	April 2049	November 2019
Baguari	Minas Gerais	Hydro	140	August 2041	September 2009
Belo Monte	Pará	Hydro	11,233.10	August 2045	April 2016
Caiçara I(7)	Rio Grande do Norte	Wind	27.00	June 2047	December 2015
Caiçara II (7)	Rio Grande do Norte	Wind	93.00	July 2047	December 2015
Caititu 2	Bahia	Wind	10.00	April 2049	January 2020
Caititu 3	Bahia	Wind	10.00	April 2049	January 2020
Carcará	Bahia	Wind	10.00	April 2049	February 2020
Cerro Chato IV, V, VI, Ibirapuitã e Trindade	Rio Grande do Sul	Wind	25.20	February 2047	August 2015
Coqueirinho 2	Bahia	Wind	16.00	May 2049	September 2019
Corrupião 3	Bahia	Wind	10.00	April 2049	February 2020
Dardanelos	Mato Grosso	Hydro	261.00	January 2043	August 2011
Foz de Chapecó	Rio Grande do Sul/Santa Catarina	Hydro	855.00	November 2036	October 2010
Jandaia	Ceará	Wind	27.00	August 2047	May 2020
Jandaia I	Ceará	Wind	24.00	September 2047	May 2020

Concessions/Authorizations	State	Type of Plant	Installed Capacity	End of Concession	Began Service or Expect to Begin
			(MW)
Jirau	Rondônia	Hydro	3,750.00	August 2043	September 2013
Junco I(7)	Rio Grande do Norte	Wind	24.00	July 2047	December 2015
Junco II(7)	Rio Grande do Norte	Wind	24.00	July 2047	December 2015
Nossa Senhora de Fátima	Ceará	Wind	30.00	August 2047	June 2020
Papagaio	Bahia	Wind	10.00	May 2049	October 2019
Peixe Angical	Tocantins	Hydro	498.75	November 2036	June 2006
Retiro Baixo	Minas Gerais	Hydro	82.00	August 2041	March 2010
Santa Joana I(8)	Piauí	Wind	28.90	June 2049	January 2016
Santa Joana III(8)	Piauí	Wind	29.60	June 2049	March 2016
Santa Joana IV(8)	Piauí	Wind	28.90	May 2049	January 2016
Santa Joana V(8)	Piauí	Wind	28.90	June 2049	January 2016
Santa Joana VII(8)	Piauí	Wind	27.20	June 2049	January 2016
Santo Augusto IV(8)	Piauí	Wind	28.90	June 2049	February 2016
Santa Joana IX(9)	Piauí	Wind	29.60	March 2049	August 2015
Santa Joana X(9)	Piauí	Wind	29.60	March 2049	July 2015
Santa Joana XI(9	Piauí	Wind	29.60	March 2049	July 2015
Santa Joana XII(9)	Piauí	Wind	28.90	March 2049	July 2015
Santa Joana XIII(9)	Piauí	Wind	29.60	March 2049	July 2015
Santa Joana XV(9)	Piauí	Wind	28.90	March 2049	July 2015
Santa Joana XVI(9)	Piauí	Wind	28.90	March 2049	July 2015
Santo Antônio	Rondônia	Hydro	3,568.3	June 2043	March 2012
São Clemente	Ceará	Wind	21.00	September 2047	May 2020
São Januário	Ceará	Wind	21.00	September 2047	June 2020
São Manoel	Pará/Mato Grosso	Hydro	735.9	Abril 2049	December 2017
Serra do Facão	Goiás	Hydro	212.58	November 2036	July 2010
Sinop	Mato Grosso	Hydro	401.88	January 2050	September 2019
Tamanduá Mirim 2	Bahia	Wind	16.00	June 2049	November 2019
Teiú 2	Bahia	Wind	8.00	April 2049	November 2019
Teles Pires	Pará/Mato Grosso	Hydro	1,819.80	June 2046	November 2015
Três Irmãos(10)	SP	Hydro	807.50	September 2044	November 1993
Corporate projects in development
Angra III	Rio de Janeiro	Nuclear	1,405.00	December 2065	November 2026
Cachoeira Branca	Mato Grosso do Sul	Hydro	1.05	Undefined	December 2021
Casa Nova I A	Bahia	Wind	3.00	June 2054	December 2020
Curuá-Una	Pará	Hydro	12.50	May 2038	April 2022
Santa Cruz	Rio de Janeiro	Thermal	150	Undefined	August 2021

(1)	Ordinance MME 331 of August 14, 2018 - DOU August 15, 2018 – authorizes the termination of the contract (in its entirety) with the thermoelectric plant UTE Araguaia. Eletronorte, through CE-CRR-0118 dated June 20, 2018, requested that ANEEL reverse the termination of the contract granted to UTE Araguaia. However, the Association of Municipalities of Araguaia - AMA filed a Public Civil Action No. 2803-97.2018.811.008 against Eletronorte in the state court of Mato Grosso, and this court granted an injunction. Eletronorte, through CE-CRR-0144 dated August 7, 2018, requested that ANEEL delay the injunction. On October 11, 2018, Eletronorte filed a lawsuit before the Federal Court (Case No. 1021506-05.2018.4.01.3400) to discuss the matter which is still pending judgment. By determination of RD-0249/2019 of August 8, 2019, Eletronorte, through CE-CRR-0157/2019 of August 30, 2019, requested SCG/ANEEL to resume the proceedings seeking the reversal of the termination of the contract with UTE Araguaia, under the terms of MME Ordinance No. 331 of August 14, 2018.

(2)	ANEEL Authorization Resolution No. 7,010 of May 3, 2018, published in the DOU on September 5, 2018, authorizes the increase of the installed power of 30,300 kW to 42,800 kW, and extends the concession of UHE Curuá-Una for a period of 20 years, pursuant to paragraph 7 of art. 26 of Law No. 9,427 of 1996, as of the publication of this Resolution, subject to the start of commercial operation of the generating unit No. 4 until the expiration date of the current concession.

(3)	Eletronorte CEs CRR 028 and 085/2019 to SCG/ANEEL - granting term. Pursuant to Opinion No. 00389/2019/PFANEEL/PGF/AGU of September 4, 2019, it was granted a new authorization to operate the Senador Arnon Afonso Farias de Mello UTE, for a period of 35 (thirty five) years, pursuant to art. 28-A of REN 390/2009, with the beginning of the term counting from ANEEL Resolution No. 427, of November 1, 2000. ANEEL Resolution No. 427, of November 1, 2000, regulated the UTE Senador Arnon Afonso Farias de Mello and authorized its expansion. SCG/ANEEL has not yet delivered a decision.

(4)	Shared UHE, however, Furnas acquired its partner’s participation through energy purchase contracts - considering the physical guarantee and the total generation of each UHE. Accordingly, and given the adherence of Furnas to the law, Furnas will have the concession of the UHE Itumbiara extended for an additional period of up to 30 years. According to the ANEEL decision No. 3,108, dated March 11, 2020, ANEEL forwarded the proceeding and the draft of the concession agreement to the MME to recommend the extension of the concession term.

(5)	Shared UHE, however, Furnas acquired its partner’s participation through energy purchase contracts - considering the physical guarantee and the total generation of each UHE.

(6)	ANEEL was requested to extend the concession according to the legal terms and deadline through the REQ.GCO.P.027.2013 application, of July 05, 2013. The concession remains in force.

(7)	The shares of the SPEs Caiçara I S.A., Caiçara II S.A., Junco I S.A. and Junco II S.A were merged into Vamcruz I Participações S.A.

(8)	The shares of the SPEs Santa Joana I, III, IV, V, VII and Santo Augusto IV Energias Renováveis S.A. were merged into Chapada do Piauí II Holding S.A.

(9)	The shares of the SPEs Santa Joana IX, X, XI, XII, XIII, XV and XVI Energia Renováveis S.A. were merged into Chapada do Piauí I Holding S.A.

(10)	Tijoá operates Três Irmãos pursuant to a special administration regime (Law No. 12,783/13) since October 2014.

(11)	16 of the 18 air generators are in operation.

Source: Eletrobras System

Types of Plants

Hydroelectric power plants accounted for 85.3%, 80.5% and 78.5% of our total power generated as of December 31, 2020, 2019 and 2018, respectively.

We also generate electricity through our thermal, nuclear, wind and solar plants. Thermal plants accounted for 4.4% of our total power generated as of December 31, 2020, compared to 6.0% as of December 31, 2019, and 7.0% as of December 31, 2018. Nuclear plants accounted for 8.2% of our total power generated as of December 31, 2020, compared to 11.1% as of December 31, 2019, and 11.6% as of December 31, 2018. Wind plants accounted for 2.2% of our total power generated as of December 31, 2020, compared to 2.3% as of December 31, 2019, and 2.9% as of December 31, 2018. Solar plants accounted for 1 MW of all our installed capacity for the years 2020, 2019 and 2018, representing an insignificant percentage of our total power generated.

The following table sets out the total amount of electricity generated in the periods indicated, measured in megawatt hours by type of plant:

	As of December 31,
	2020	2019	2018
		(MWh)
Type of plant:

Hydroelectric(1)	133,882,689.77	117,016,392.04	105,899,762.71
Thermal	6,837,801.00	8,756,473.10	9,502,954.86
Nuclear	12,866,462.32	16,126,849.51	15,674,654.62
Wind	3,404,121.37	3,401,463.72	3,873,837.96
Total	156,991,074,46	145,301,178.38	134,951,210.15

(1)	Excluding electricity generated by Itaipu plant.

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

As of December 31, 2020, we owned and operated 31 hydroelectric plants. In addition, we hold a 50.0% interest in Itaipu, the other 50.0% of which is owned by a Paraguayan governmental entity and participations in Peixe Angical (40.0%), Jirau (40.0%), Serra do Facão (49.47%) Retiro Baixo (49.0%), Foz do Chapecó (40.0%), Baguari (15.0%), Dardanelos (49.0%), Santo Antônio (43.06%), Teles Pires (49.0%), Três Irmãos (49.9%), Belo Monte (49.98%), São Manoel (33.3%) and Sinop (49.0%) plants. We have participations in the Serra Mesa (48.46%), Manso (70.0%) and Mauá (49.0%). The ONS is solely responsible for determining how much electricity each of our plants should generate per year. As of December 31, 2020, the total installed capacity of our hydroelectric plants was 46.25 MW (including 50.0% of Itaipu and our participations in the SPEs referred to above). The following table sets out information with respect to hydroelectric plants owned by us and with partners as of December 31, 2020 and for the year then ended:

	Installed(1) Capacity	Assured Energy(2)	Began Service
		(MW)
Hydroelectric plants:
Anta	28.00	15.90	August 2018
Baguari(3)	140.00	84.70	September 2009
Balbina	249.75	132.30	January 1989
Barra do Rio Chapéu	15.15	8.61	February 2013
Batalha	52.50	48.80	May 2014
Belo Monte (17)	11,233.10	4,571.00	April 2016
Boa Esperança (Castelo Branco)	237.30	135.90	April 1970
Coaracy Nunes	78.00	62.6	December 1975
Complexo de Paulo Afonso(4)	4,279.60	2,113.80	January 1955
Corumbá I	375.00	217.40	October 1996
Curemas	3.52	1.00	January 1957
Curuá-Una	30.30	24.80	January 1977
Dardanelos(5)	261.00	154.90	August 2011
Foz do Chapecó(6)	855.00	427.20	October 2010
Funil	216.00	115.00	March 1970
Funil (Chesf)	30.00	10.91	August 1962
Furnas	1,216.00	582.00	September 1963
Itaipu(7)	14,000.00	8,577.00	March 1985
Itumbiara	2,082.00	964.30	April 1980
Jirau(8)	3,750.00	2,211.55	September 2013
João Borges	19.00	10.14	July 2013
Luis Carlos Barreto (Estreito)	1,050.00	495.40	March 1969
Luiz Gonzaga (Itaparica)	1,479.60	911,10	June 1988
Manso (70%)(9)	210.00	87.80	November 2000
Marimbondo	1,440.00	689.70	October 1975
Mascarenhas de Moraes	476.00	289.50	April 1957
Gov. Jayme Canet Jr. (Previously Mauá)(10)	363.14	197.70	November 2012
Passo São João	77.00	41.10	March 2012
Pedra	20.01	3.74	November 1978
Peixe Angical(11)	498.75	280.50	June 2006
Porto Colômbia	320.00	186.00	June 1973
Retiro Baixo(12)	82.00	36.60	March 2010
Samuel	216.75	92.70	July 1989
Santo Antônio(13)	3,568.30	2,424.20	March 2012
São Domingos	48.00	36.40	June 2013
São Manoel(14)	735.84	430.40	December 2017
Serra da Mesa (48.5%)(9)	1,275.00	637.50	April 1998
Serra do Facão(15)	212.58	178.80	July 2010
Simplício	305.70	175.4	June 2013
Sinop(18)	401.88	242.80	September 2019
Sobradinho	1,050.30	504.50	November 1979
Teles Pires	1,819.80	930.7	November 2015
Três Irmãos(16)	807.50	217.50	November 1993
Tucuruí	8,535.00	4,019.10	December 1984
Xingó	3,162.00	2,042.40	December 1994

(1)	The installed capacity of Itaipu is 14,000 MW. Itaipu is equally owned by Brazil and Paraguay.

(2)	Assured energy is the maximum amount per year that each plant is permitted to sell in auctions/supply to the Interconnected Power System, an amount determined by ONS. Any energy produced in excess of assured energy is sold in the Free Market.

(3)	We own 15.0% of the Baguari plant. Figures in this table refer to the entire capacity/utilization of the plant.

(4)	Complexo de Paulo Afonso has five (5) plants.

(5)	We own 49.0% of the Dardanelos plant. Figures in this table refer to the entire capacity/utilization of the plant.

(6)	We own 40.0% of the Foz do Chapecó plant. Figures in this table refer to the entire capacity/utilization of the plant.

(7)	We own 50.0% of the Itaipu plant. Figures in this table refer to the entire capacity/utilization of the plant.

(8)	We own 40.0% of the Jirau plant. Figures in this table refer to the entire capacity/utilization of the plant.

(9)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.

(10)	We own 49.0% of the Mauá plant. Figures in this table refer to the entire capacity/utilization of the plant.

(11)	We own 40.0% of the Peixe Angical plant. Figures in this table refer to the entire capacity/utilization of the plant.

(12)	We own 49.0% of the Retiro Baixo plant. Figures in this table refer to the entire capacity/utilization of the plant.

(13)	We own 43.06% of the Santo Antônio plant. As of December 31, 2020, the installed operating capacity was 3,568.30 MW.(14) We own 33.3% of the São Manoel plant. Figures in this table refer to the entire capacity/utilization of the plant.

(15)	We own 49.47% of the Serra do Facão plant. Figures in this table refer to the entire capacity/utilization of the plant.

(16)	We own 49.9% of the Três Irmãos plant. Figures in this table refer to the entire capacity/utilization of the plant.

(17)	24 generator units in commercial operation that amounts to 11,233.10 MW.

(18)	Two generator units in commercial operation that amounts to 401.88 MW.

The following table describes the energy generated by the hydroelectric plants owned by us, the assured energy and the actual operational utilization as of December 31, 2020. We have converted the measurement of the assured energy to MWh so that we can compare it against the energy generated.

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	(MWh)		(%)
Hydroelectric plants:
Anta	139,665.60	138,523.51	99%
Balbina	1,162,123.20	1,131,350.90	97%
Barra do Rio Chapéu	75,630.24	37,344.52	49%
Batalha	428,659.20	268,405.09	63%
Boa Esperança (Castelo Branco)	1,193,745.60	1,059,006.95	89%
Coaracy Nunes	549,878.40	557,025.90	101%
Complexo de Paulo Afonso	18,567,619.20	12,102,032.11	65%
Corumbá I	1,909,641.60	1,616,027.49	85%
Curemas	8,784.00	0.12	0%
Curuá-Una	217,843.20	233,330.35	107%
Funil(Furnas)	1,010,160.00	821,338.67	81%
Funil (Chesf)	95,833.44	81,822.15	85%
Furnas	5,112,288.00	4,397,600.99	86%
Itumbiara	8,470,411.20	6,805,230.34	80%
João Borges	89,069.76	27,627.44	31%
Luis Carlos Barreto (Estreito)	4,351,593.60	3,740,760.31	86%
Luiz Gonzaga (Itaparica)	8,003,102.40	5,545,278.74	69%
Manso (70%)(2)	771,235.20	522,226.16	68%
Marimbondo	6,058,324.80	5,253,432.77	87%
Mascarenhas de Moraes	2,542,968.00	2,184,181.75	86%
Gov. Jayme Canet Jr. (Previously Mauá)(3)	1,736,596.80	919,381.91	53%
Passo São João	361,022.40	208,167.22	58%
Pedra	32,852.16	26,360.71	80%
Porto Colômbia	1,633,824.00	1,779,874.82	109%
Samuel	814,276.80	851,522.83	105%
São Domingos	319,737.60	236,523.33	74%
Serra da Mesa(2)	5,599,800.00	3,397,851.59	61%
Simplício	1,540,713.60	1,299,665.52	84%
Sobradinho	4,431,528.00	3,120,204.21	70%
Tucuruí	35,303,774.40	28,853,493.00	82%

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	(MWh)		(%)
Xingó	17,940,441.60	13,662,112.72	76%
Total	130,473,144.00	100,877,704.11	77%

(1)	Excluding (i) Itaipu, which is owned equally by Brazil and Paraguay; and (ii) any energy generated through our participation in SPEs.

(2)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of the plant.

(3)	We own 49.0% of the Mauá plant. Figures in this table refer to the entire capacity/utilization of the plant.

See “—Concessions” for information on the hydroelectric power plants operated by Chesf, Eletronorte and Furnas.

Hydroelectric utilities in Brazil are required to pay a royalty fee of 6.7% of the power generated to the Brazilian states and municipalities in which a plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources. Fees are established independently by each state and/or municipality as applicable and are based on the amount of energy generated by each utility and are paid directly to the states and municipalities. Fees for the states and municipalities in which we operate were R$547 million for the year ended December 31, 2020, RS$445 million for the year ended December 31, 2019, and RS$367 million for the year ended December 31, 2018. These fees are included as operating costs in our consolidated financial statements.

We have financed and intend to continue to finance these plants from cash flow from operations, future indemnification payments received pursuant to Law No. 12,783/13, receivables from loans granted to Itaipu and, if necessary, from financing obtained in the international capital markets and/or multilateral agencies as well as asset disposals.

Thermal Plants

As of December 31, 2020, we owned and operated nine thermal plants. Thermal plants include coal, oil and gas power generation units. The total installed capacity of our thermal plants was 1,595 MW as of December 31, 2020, compared to 1,770 MW as of December 31, 2019 and 2,403 MW as of December 31, 2018.

The following table sets out information regarding our thermal plants as of December 31, 2020:

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	(MWh)		(%)
Aparecida
Aparecida	1,317,600.00	906,481.81	69%
Araguaia(2)	-	-	-
Candiota III - Phase C	2,304,921.60	1,100,246.70	48%
Mauá 3	4,455,244.80	3,832,000.92	86%
Roberto Silveira (Campos)(3)	183,585,60.00	-	-
Santa Cruz(4)	2,466,898.56	926,923.54	38%
Santana	263,520.00	465.10	0%
Santana II	219,600.00	6,366.79	3%
Santa Rita	175,680.00	4,825.64	3%
Total	11,387,050.56	6,777,310.50	60%

(1)	Generated Energy does not include energy generated through our participations in SPEs, neither through isolated system.

(2)	Ordinance MME 331 of August 14, 2018 - DOU August 15, 2018 – authorizes the termination of the contract (in its entirety) with the thermoelectric plant UTE Araguaia. Eletronorte, through CE-CRR-0118 dated June 20, 2018, requested that ANEEL reverse the termination of the contract granted to UTE Araguaia. However, the Association of Municipalities of Araguaia - AMA filed a Public Civil Action No. 2803-97.2018.811.008 against Eletronorte in the state court of Mato Grosso, and this court granted an injunction. Eletronorte, through CE-CRR-0144 dated August 7, 2018, requested that ANEEL delay the injunction. On October 11, 2018, Eletronorte filed a lawsuit before the Federal Court (Case No. 1021506-05.2018.4.01.3400) to discuss the matter which is still pending judgment. By determination of RD-0249/2019 of August 8, 2019, Eletronorte, through CE-CRR-0157/2019 of August 30, 2019, requested SCG/ANEEL to resume the proceedings seeking the reversal of the termination of the contract with UTE Araguaia, under the terms of MME Ordinance No. 331 of August 14, 2018.

(3)	UTE Roberto Silveira (Campos) is not in commercial operation.

(4)	ANEEL was requested to extend the concession according to the legal terms and deadline through the REQ.GCO.P.027.2013 application, of July 05, 2013. The conditions of this concession remain in force.

Each of our thermal plants operates on coal, gas or oil. The fuel for the thermal plants is delivered by road, rail, pipeline or waterway, depending on the location of the relevant plant.

We seek to operate our thermal plants at a consistent, optimal level in order to provide a constant source of electricity production. Our thermal plants are significantly less efficient and have significantly shorter useful lives, than our hydroelectric plants. We incurred gross expenditure for fuel purchased for energy production of R$2,092 million as of December 31, 2020, compared to R$2,107 million as of December 31, 2019, R$1,185 million as of December 31, 2018 and R$962 million as of December 31, 2017, which were reimbursed to us from the CCC Account in accordance with Law No. 12,111/09.

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

The following tables set forth information relating to the price paid and amount of fuel purchased for use in our thermal plants in the periods indicated:

	Year ended December 31,
	2020	2019	2018
	(R$ thousands)
Type of fuel
Coal	76,408	103,218	89,711
Light oil	13,175	3,914	1,730,291
Crude Oil	3,893	6,790	9,852
Gas	2,095,779	2,045,251	3,881,238
Others (tons)	500,959	78,447	71,946
Total	2,690,213	2,237,650	5,783,037

	Year Ended December 31,
	2020	2019	2018
Type of fuel
Coal (tons)	1,105,836	1,472,253	1,357,011
Light oil (liters)	3,916,625	927,000	458,688,400
Crude Oil (tons)	2,635,254	3,331	5,731
Gas (m3)	1,355,630,069	1,616,901,568	2,044,376,904
Others (tons)	67,327	107,643	89,331

Nuclear Plants

Nuclear power plants represent approximately 1.2% of the total installed electricity generation capacity in Brazil as of December 31, 2020. The ONS considers important to have nuclear power plants in operation in Brazil. Pursuant to the Brazilian Constitution, the ownership and operation of nuclear power plants must remain a monopoly of the Brazilian state. Accordingly, we continue to own 99.9% of Eletronuclear.

Through Eletronuclear, we operate two nuclear power plants, Angra I, with an installed capacity of 640 MW and Angra II, with an installed capacity of 1,350 MW.

The following table sets out information regarding our Angra I and Angra II nuclear plants as of December 31, 2020 and for the year then ended:

	Installed Capacity	Generated Energy(1)	Assured Energy(2)	Began Service(3)
	(MW)	(MWh)
Nuclear plant:
Angra I	640	4,603.6	4,478.1	January, 1985
Angra II	1,350	9,448.9	10,582.1	September, 2000
Total	1,990	14,052.5	15,060.2

(1)	Gross Generated Energy.

(2)	For our nuclear plants, assured energy is defined by the MME.

(3)	Commercial operation in: Angra I — January 1985 and Angra II — September 2000.

Angra I operated at 81.26% capacity as of December 31, 2020 in line with industry standards. Accordingly, the gross generated energy of Angra I was 4,603.6 MWh until December 31, 2020. Angra I had its refueling and maintenance outage during January and February 2020.

Angra II operated at 79.44% capacity as of December 31, 2020 in line with industry standards. Accordingly, the gross generated energy of Angra I was 9,448.9 MWh until December 31, 2020. Angra II had its refueling and maintenance outage during the period from June to August 2020.

Both Angra I and Angra II utilize uranium obtained pursuant to a contract with Indústrias Nucleares Brasileiras, a Brazilian Government-owned company responsible for processing uranium used at our Angra I and Angra II nuclear plants. The fuel elements are shipped by truck to the nuclear plant and under the terms of the contract. Eletronuclear bears responsibility for the safe delivery of that fuel. To date, Eletronuclear (and the previous owner of Angra I - Furnas) have experienced no material difficulty in the transportation of fuel to Angra I and Angra II. On March 19, 2019, the convoy transporting fuel for recharging at the Angra II reactor passed through a public security concern on the route, with no consequences to nuclear safety. In addition, low-level nuclear waste (such as filters and certain resins) is stored in specially designed containers at an interim storage site on the grounds of the plants. As is the case with many other countries, Brazil has not yet created a permanent storage solution for nuclear waste. Spent nuclear fuel is stored in compact storage racks in the fuel pools inside nuclear power plants. On March 25, 2021, the Authorization for Initial Operation of the Complementary Dry Storage Unit for Irradiated Fuels (UAS) of the Almirante Álvaro Alberto Nuclear Plant (CNAAA) was granted, in Itaorna, in the Municipality of Angra dos Reis, Rio de Janeiro/RJ, through CNEN Resolution No. 275, of March 25, 2021 (DOU 26.03.2021) and on April 1. 2021, authorization was included in the Operating License (LO) No. 1217/2014, for operation of the Complementary Dry Storage Unit for Irradiated Fuels (UAS) of the Almirante Álvaro Alberto Nuclear Power Plant (CNAAA), in Itaorna, in the Municipality of Angra dos Reis, Rio de Janeiro/RJ, granted by the Brazilian Institute of Environment and Renewable Natural Resources - IBAMA. The cost relating to the decommissioning of nuclear power plants Angra I and Angra II is included in note 23 to our Consolidated Financial Statements. In 2014, the National Safety Authority prepared a Preliminary Decommissioning Plan that supports the amount of this pension. The amount of this provision is supported by a Preliminary Decommissioning Plan duly presented by the National Safety Authority in 2014.

As of December 31, 2020, the decommissioning cost (at present value) of Angra I and Angra II, was estimated at R$1.7 billion and R$1.3 billion, respectively. We estimate the economic useful life of these plants to be 40 years. However, there are studies to extend the useful life of Angra I. Eletronuclear makes monthly provisions for the estimated present values of the decommissioning costs related to Angra I and Angra II to be paid to a federal fund managed by Banco do Brasil. The plant has a 40-year operating license, which expires in 2024. In October 2019, Eletronuclear filed with the CNEN the license renewal request for Angra I until 2044 according to US NRC standards. The amount of this provision is supported by a Decommissioning Cost Estimate (“DCE”) developed by Eletronuclear and applied to the National Safety Authority in 2018. The DCE is part of last version of Preliminary Decommissioning Plan.

Eletronuclear has an annual revenue established by ANEEL. In 2020 the annual revenue established by ANEEL was R$3,726 million. Approximately 50 Brazilian utilities have a quota obligation sourcing energy from Eletronuclear. These utilities are responsible for paying Eletronuclear revenue and their obligations were defined in ANEEL Resolutions No. 2,643/19 and 2,661/19. ANEEL has also established incentive targets to help align Eletronuclear’s operations with Brazilian market expectation. The overall performance is measured by the difference between the energy delivery to the market in one year and the target defined by ANEEL in the same year. The incentive target resulted in revenues of R$110 million which were paid in 2020.

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

We estimate that the resumption of the project in sustainable conditions requires a further investment of approximately R$18.6 billion. If Eletronuclear receives the necessary funding and is in financial condition to invest further in the project, we believe Angra III could commence operations by the end of 2026. To achieve this, Eletronuclear hired Alvarez e Marsal — A&M in April 2018 to assist it in (i) structuring the necessary business model, (ii) the Angra III tariff review claim and (iii) the financial and operational structuring of a potential partnership with a foreign investor.

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

In June 2020, after validation by the Interministerial Committee, the model proposed in the final report prepared by BNDES, to enable the resumption of the Angra III project, was approved by the CPPI, initiating the second phase in which the structuring of the proposed model is foreseen. The selected model involves the hiring of a company specialized in EPC contracts to finish the work. After the delivery of the proposed model, BNDES started the next phase, detailing the selected model. CPPI also decided that, since the model selected does not necessarily require a partnership along the lines of the PPI program, the CNPE should oversee the project and monitor the work for the completion of Angra III.

In August 2020, following the approval by the CPPI, we approved the Critical Line Acceleration Plan for the Angra III project, with the forecast of investment at Eletronuclear, through AFACs, of approximately R$1.1 billion in 2020 and approximately R$2.4 billion in 2021, to enable the resumption of construction of the Angra III plant.

The main objective of the acceleration plan is to preserve the plant’s start-up date, scheduled for November 2026. The Acceleration Plan will occur in parallel with the execution of the structuring of the model selected by the CPPI and does not compete with the solution for the complete project being worked on by BNDES.

In the first quarter of 2021, Law No. 14,120/21 was sanctioned by the President of Brazil that gives additional security to the Angra III project regarding the tariff. The law establishes a legal framework for several issues related to the project, providing legal certainty that Eletronuclear can invest in the resumption of the construction of the plant. One of the most important points is the termination of the existing reserve energy contract, without prejudice to the parties involved, in addition to the agreement for a new contract, with the price of energy that meets the profitability of the project and the low tariff. There will also be, as provided for in the law, the appropriation to the energy price of the possible gains that may occur during the competitive process of contracting suppliers for the conclusion of the project.

On March 26, 2021, R$850 million were received, referring to the contribution of resources in the form of Advance for Future Capital Increase - AFAC, from Eletrobras, foreseen for the continuation of the implementation of the Angra 3 Critical Line Acceleration Plan.

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

We have recorded impairments in respect of Angra III. As of December 31, 2020, the amount of impairment, accumulated and recognized on our balance sheet, totaled R$4.5 billion. In 2020, progress was made on the studies and measures that are being taken to resume the work on the Angra III plant. If work on Angra III does not resume in 2021, we may need to make additional provisions. For further information, see note 18 to our Consolidated Financial Statements and “Item 3.D Key Information—Risk Factors—Risks Relating to our Company—Until we complete the construction of our Angra III nuclear power plant, our financial condition and results of operations may be materially adversely affected.”

Sales of Electricity Generated

We sold R$22,620 million of electricity in the year ended December 31, 2020, compared to R$23,723 million of electricity in the year ended December 31, 2019 and R$19,594 million in the year ended December 31, 2018. These sales are made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers.

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

	Year Ended December 31,
	2020		2019		2018
	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)
Supply(1)	64,628,089	14,425,819	63,970,847	15,870,784	57,589,306	13,268,869
Provision	17,918,304	2,661,499	16,054,753	2,282,200	17,688,664	2,319,857
CCEE		1,176,156	-	1,353,218	-	1,296,526
Operating and maintenance revenues	65,446,685	3,982,409	65,275,583	3,549,019	65,268,132	2,708,451
Plants’ construction revenues	-	37,800	-	49,353	-	34,295
Return rate updates - Generation	-	-	-	-	-	-
Itaipu onlending	-	(13,566)	-	269,432	-	511,079

(1)	Our revenues (imports from Uruguay) are included in this line item.

With respect to supply contracts, the amount that we receive from each sale is determined based on a “capacity charge” and “energy charge” (or, in some cases, both). A capacity charge is based on a guaranteed capacity amount specified in MW and is charged without regard to the amount of electricity actually delivered. The charge is for a fixed amount (and so is not dependent on the amount of electricity that is actually supplied). In contrast, an energy charge is based on the amount of electricity actually used by the recipient (and is expressed in MWh). Our purchases of Itaipu electricity, and our trade of Itaipu electricity to distributors, are paid for based on a capacity charge (including a charge for transmission paid to Furnas). Some of our sales of electricity (through our subsidiaries Chesf and Eletronorte) to final consumers, especially to industrial customers, are billed based on both a capacity charge and an energy charge. With respect to auction sales, as discussed in “The Brazilian Power Industry—Regulation under the Electricity Regulatory Law,” invitations to participate in auctions are prepared by ANEEL and, in the event that we are successful, we enter into sale and purchase contracts with the relevant distribution company for an amount of electricity that is proportionate to such company’s estimated demand over the contract period.

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

In order to be compatible with the methodology applied by the MME, the direct current transmission lines extension was considered by pole instead of by section, as of the fourth quarter of 2020. In accordance with this new methodology, we own 66,431 km of transmission lines as of December 31, 2020, compared to 65,750 km as of December 31, 2019 and 65,091 km of as of December 31, 2018. Including private partnerships, we owned approximately 76,129 km in operation as of December 31, 2020, 76,136 km in operation as of December 31, 2019 and 76,454 in operation as of December 31, 2018.

Total transmission lines in 2020 include 9,128 km corporate (fully owned by us), and not renewed pursuant to Law No. 12,783/2013; 57,303 corporate km under the O&M Regime, renewed pursuant to Law No. 12,783/2013; and 9,698 km corresponding to the proportion of our stake in SPEs. Total transmission lines as of December 31, 2019 consider 8,318 km corporate and not renewed pursuant to Law No. 12,783/2013; 57,432 corporate km under the O&M Regime, renewed by Law No. 12,783/2013; and 10,386 km corresponding to the proportion of our stake in SPEs. Total transmission lines as of December 31, 2018 consider 6,919 km corporate and not renewed pursuant to Law No. 12,783/2013; 58,172 corporate km under the O&M Regime, renewed pursuant to Law No. 12,783/2013; and 11,363 km corresponding to the proportion of our stake in SPEs. For further information, see “—Lending and Financing Activities—Equity Participation.”

According to the old methodology, when the direct current transmission lines extension was considered by section, we owned 64,138 km as of December 31, 2019 and 63,479 km of as of December 31, 2018. Including private partnerships, we owned 71,154 km as of December 31, 2019 and 71,068 km as of December 31, 2018.

The following map shows the geographic location of our transmission system, as of December 31, 2020:

As of December 31, 2020, the total length of our transmission lines, by subsidiary, were:

	Total length	Voltage Levels
	(km)	(kV)
Furnas	25,897.42	25 — 765
Chesf	23,211.75	69 — 500
CGT Eletrosul	12,223.69	69 — 525
Eletronorte	14,405.84	69 — 500
Amazonas GT	389.84	230

As of December 31, 2020, the total length of our transmission lines, by subsidiary and by voltage level, excluding partnerships, were:

	765 kV	±600 kV (DC)(1)	525/500 kV	345 kV	230 kV	138 kV	132/13.8kV	Total Length (km)
Company:
Chesf	-	-	5,663.00	-	15,069.44	462.50	254.50	21,449.44
Eletronorte	-	-	3,247.17	-	7,120.20	652.47	5.10	11,024.94
CGT Eletrosul	-	-	4,137.10	-	5,740.87	1,918.49	68.70	11,865.16
Furnas	2,698.00	3.224,00	4,893.30	6,312.80	2,248.70	2,324.40	-	21,701.20
Amazonas GT	-	-	-	-	389.84	-	-	389.84
Total	2,698.00	3,224.00	17,940.57	6,312.80	30,569.05	5,357.86	328.30	66,430.58

(1)	DC means “direct current.”

As of December 31, 2020, our transmission system was composed of approximately 70,091.89 kilometers of transmission lines with voltage levels equal to 230 kV or higher, including partnerships, corresponding to approximately 43.54% of the total transmission lines in the Main Grid. The following table presents this percentage by voltage level:

	±800 kV	765 kV	±600 kV (DC)(1)	525/500 kV	400 kV	345 kV	230 kV	Total
Entity:
Eletrobras	22.10	100.00	61.83	34.88	-	61.11	50.27	43.54
Other Companies	77.90	-	38.17	65.12	100.00	38.89	49.73	56.46
Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

(1)	DC means direct current.

Losses of electricity in our transmission system were, as of December 31, 2020, approximately 1.16% of all electricity transmitted in the system.

Transmission lines have a RAP which is set by ANEEL and considers account the investment, operation and maintenance costs of a transmission project. The RAP is updated annually pursuant to the rules of ANEEL. Similar to the generation concessions, a large part of our transmission concessions was renewed under Law No. 12,783/13 and began to be remunerated through operation and maintenance tariffs.

The amount of our RAP was R$13,404 million as of December 31, 2020, compared to R$11,493 million as of December 31, 2019.

Through our subsidiary, Furnas, we received 11,634.24 R$/MW per month (as of December 31, 2020) for the transmission of electricity generated by Itaipu. The transmission charge from the Itaipu power plant is used to remunerate Furnas for providing its transmission system available for the exclusive use of this power plant. This system comprises the 750 kV AC Itaipu/Ivaiporã and the ±600 kV DC Itaipu/Ibiúna transmission lines, that are not part of the Main Grid.

Net revenues from transmission represented 35.9% of total net revenues before eliminations among our segments for the year ended December 31, 2020, compared to 34.7% for the same period in 2019.

In addition to operating and maintaining its transmission system, in accordance with the standards of performance and quality required by ANEEL, we have actively participated in the expansion of the transmission system, through concessions conducted by ANEEL, through corporate ventures or partnerships.

The major transmission projects currently under development, are:

•	a 209 km long 230 kV transmission line, in the northeastern region of Brazil. The planned investment is R$86.6 million (according to the annual review in June) and the project is expected to be completed by the end of 2021; and

•	a 97 km long 230 kV transmission line, in the northeastern region of Brazil. The planned investment is R$125.9 million (according to the annual review in June) and the project is expected to be completed by the end of 2021.

In 2020, we invested R$1,051 million in transmission activities, of which R$1,011 million was invested in our facilities, R$40 million was invested through partnerships with special purpose entities and R$366 million was invested in maintenance, representing 52% of the total investment budget for 2020 in transmission activities in the amount of R$2,009 million.

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

On February 8, 2018, at our 170th Extraordinary Shareholders Meeting, our shareholders ratified their decision taken in 2016 to sell our six distribution companies, except we would retain one common share in each company, as well as the assumption by us of these distribution companies’ rights to the CCC Account and the CDE Account of R$8.5 billion, as adjusted, as of the base date of June 30, 2017. The assets (and related liabilities) of Eletroacre, Ceron, Cepisa and Boa Vista Energia were classified as assets held for sale as of December 31, 2017, while those of Ceal and Amazonas D were classified as amounts held for sale as of December 31, 2018, in accordance with IFRS 5.

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

•	We auctioned our participation in Cepisa to Equatorial Energia for R$45.5 thousand (recognizing 100% of tariff flexibility losses and costs with people, materials, third party services and other expenses, in addition to the granting of a bonus of R$95 million) on July 26, 2018. We received CADE’s approval on August 27, 2018 and ANEEL’s approval on September 10, 2018 to consummate the sale. We entered into the share purchase agreement on October 17, 2018 and transferred 89.94% of our shares. We also sold approximately 10% of the shares to the employees of Cepisa. as established in the public notice, and no longer holding any Cepisa shares. The option to acquire up to 30% of Cepisa’s shares expired without us exercising this option.

•	We auctioned our participation in Eletroacre to Energisa for R$45.5 thousand (representing no gain) on August 30, 2018. We received CADE’s approval on September 27, 2018 and ANEEL’s approval on September 28, 2018 to consummate the sale. We entered into the share purchase agreement on December 6, 2018 and transferred 90.26% of our shares. We also sold approximately 10% of the shares to the employees of Eletroacre, as established in the public notice, and no longer holding any Eletroacre shares. We have not exercised our option to acquire up to 30% of Eletroacre’s shares, and that option has expired.

•	We auctioned our participation in Ceron to Energisa for R$45.5 thousand (representing no gain) on August 30, 2018. We received ANEEL’s approval on September 20, 2018 and CADE’s approval on September 25, 2018 to consummate the sale. We entered into the share purchase agreement on October 30, 2018 and transferred 90% of our shares. We also sold approximately 10% of the shares to the employees of Ceron, as established in the public notice, and no longer holding any Ceron shares. We have not exercised our option to acquire up to 30% of Ceron’s shares, and that option has expired.

•	We auctioned our participation in Boa Vista Energia to Oliveira Energia & ATEM Consortium for R$45.5 thousand (representing no gain) on August 30, 2018. We received CADE’s approval on October 17, 2018 and ANEEL’s approval on October 24, 2018 to consummate the sale. We entered into the share purchase agreement on December 10, 2018 and transferred 90% of our shares. We also sold approximately 10% of the shares to the employees of Boa Vista Energia, as established in the public notice, and no longer holding any Boa Vista shares. We have not exercised our option to acquire up to 30% of Boa Vista’s shares, and that option has expired.

•	We auctioned our participation in Ceal to Equatorial Energia on December 28, 2018, for R$45.5 thousand (representing no gain). We received CADE’s approval on January 25, 2019 and ANEEL’s approval on February 19, 2019 to consummate the sale. We entered into the share purchase agreement on March 18, 2019 and transferred 89.94% of our shares. We also sold approximately 10% of the shares to the employees of Ceal, as established in the public notice, and no longer holding any Ceal shares. We have not exercised our option to acquire up to 30% of Ceal’s shares expired without us exercising this option.

•	We auctioned our participation in Amazonas D to Juruá Consortium for R$45.5 thousand (representing no gain) on December 10, 2018. We received CADE’s approval on March 20, 2019 and ANEEL’s approval on March 21, 2019 to consummate the sale. We entered into the share purchase agreement on April 10, 2019 and transferred 90% of our shares. We also sold approximately 10% of the shares to the employees of Amazonas D, as established in the public notice, and no longer holding any Amazonas D shares. The option to acquire up to 30% of Amazonas’s shares expired without us exercising this option.

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

Lending and Financing Activities

Loans Made by Us

Brazilian law allows us to only lend to our subsidiaries. Historically, Brazilian law allowed us to act as lender to our subsidiaries and to public energy utilities under our control. While certain of these companies are no longer subsidiaries nor in our group, the majority of our loans are to related parties. Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of our operations because most companies in the industry were state-owned, allowing us to engage in lending activities to them. However, as the result of privatization, the number of companies to whom we may lend has diminished and lending is no longer a significant aspect of our business. The total amounts we recorded on our balance sheet: R$10.9 billion as of December 31, 2020, R$14.2 billion as of December 31, 2019 and R$13.9 billion as of December 31, 2018. Of this total amount, loans to Itaipu accounted for R$4.2 billion as of December 31, 2020, R$5.8 billion as of December 31, 2019 and R$8.0 billion as of December 31, 2018.

Sources of Funds

We obtain funding for our lending activities from loans from financial institutions, offerings in the international capital markets and securities issued in the domestic market (debentures). As of December 31, 2020, our consolidated long-term debt exclusively associated with financings, loans and debentures was R$35,591 million. As of December 31, 2019, our consolidated long-term debt was R$40,184 million (R$33,334 million in financings and loans and R$5,959 million in debentures), compared to R$42,738 million (R$42,306 million in financings and loans and R$432 million in debentures) as of December 31, 2018.

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

As a result, the issuance impacted our dollar denominated debt with an increase of U.S.$126 million, on the date of conclusion of the transaction. Considering the natural evolution of the debt service during 2020, our consolidated debt in foreign currency as of December 31, 2020 was R$11,459 million, corresponding to 24.38% of our total consolidated debt. Our debt denominated in U.S. dollars as of December 31, 2020 was R$11,148 million, representing 97.29% of our total consolidated debt. Further details of our borrowings are set out in “—Liquidity and Capital Resources—Cash Flows.”

In addition, we utilize borrowings from the RGR Fund to on-lend to our subsidiaries and other electricity companies. As of December 31, 2020, 2019, and 2018, we incurred interest at 5.0% in respect of borrowings from the RGR Fund and charge an average administrative fee of up to 0.9% on funds which we on-lend to subsidiaries and other entities.

According to Decree 9,022/2017, we are not the guarantor of the RGR taken by third parties. However, we are responsible for the contractual management of the financing contracts with RGR resources signed until November 2016, which must be transferred to RGR up to five days from the date of actual payment by the debtor. As of December 31, 2020, our management concluded that the amounts receivable from loans and financing granted with funds from RGR to third parties no longer meet the definition of an asset since we no longer have control over these receivables and, therefore, they have been derecognized. Accordingly, the amounts transferred from RGR funds under the responsibility of third parties, and have a counterpart in the assets, were also derecognized because we are no longer responsible for the full obligation, acting only as a repayment agent. Further details are set out the Explanatory Note 18a of our Financial Statements.

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

In January 2020, we sold and transferred one residual common share of Amazonas D to the Juruá Consortium as a result of the privatization process and are no longer part of the shareholding structure of Amazonas D. All the shares we held in SPE Companhia de Transmissão Centroeste de Minas S.A., corresponding to 49% of the total capital stock, were also sold to Cemig in January 2020.

In August 2020, we increased the capital of SPE Chapada do Piauí I Holding by R$17.1 million by issuing 17,150,000 common shares.

In September 2020, we sold our entire 49.5% stake in SPE Manaus Transmissora de Energia (MTE) to Evoltz Participações S/A. for R$232 million.

In October 2020, we sold our entire 49% stake in SPE Eólica Mangue Seco 2 to Fundo de Investimento em Participações Multiestratégia Pirineus (FIP Pirineus) for R$33 million.

In November 2020, the sale and transfer of our total equity interest in SPEs Eólica Santa Vitória do Palmar Holding S.A. (78%), Hermenegildo I S.A., Hermenegildo II S.A., Hermenegildo III S.A. and Chuí IX S.A. (99.99%, respectively), for the aggregate amount of R$618.1 million.

In December 2020, we sold and transferred to AES Holding Brasil II S.A 4.77% of our stake in AES Tietê Energia, equivalent to 1,509,602 units, or 0.38%, of AES Tietê’s capital stock for the aggregate amount of R$25.8 million.

The table below shows the total percentage of our participation in all our transmission lines as of December 31, 2020:

Special Purpose Company/ Consortium	Object of investment	Eletrobras Participation
Belo Monte Transmissora de Energia S.A.	LT CC ± 800 kV Xingu – Estreito – Bipolo 1	Eletronorte (24.5%)
Furnas (24.5%)
Fronteira Oeste Transmissora de Energia S.A.	LT 230 kV Santo Ângelo - Maçambará C2	CGT Eletrosul (51.0%)
LT 230 kV Pinhalzinho - Foz do Chapecó C1 e C2
Mata de Santa Genebra Transmissora S.A.	LT 500 kV Araraquara 2 - Fernão Dias C1	Furnas (49.9%)
LT 500 kV Araraquara 2 - Itatiba C1
LT 500 kV Itatiba - Bateias C1
Paranaíba Transmissora de Energia S.A.	LT 500 kV Barreiras II - Rio das Éguas C1	Furnas (24.5%)
LT 500 kV Rio das Éguas - Luziânia C1
LT 500 kV Luziânia - Pirapora 2 C1
Transenergia Goiás S.A.	LT 230 kV Niquelândia - Barro Alto C2	Furnas (99.0%)
LT 230 kV Serra da Mesa - Niquelândia C2
Transnorte Energia S.A.	LT 500 kV Lechuga - Equador C1 e C2 (CD)	Eletronorte (49.0%)
LT 500 kV Equador - Boa Vista C1 e C2 (CD)
Triângulo Mineiro Transmissora S.A.	LT 500 kV Marimbondo II - Assis C1	Furnas (49.0%)
Vale do São Bartolomeu Transmissora de Energia S.A.	LT 500 kV Brasília Leste - Luziânia C1	Furnas (39.0%)
LT 500 kV Brasília Leste - Luziânia C2
LT 345 kV Brasília Sul - Samambaia C3
LT 230 kV Brasília Geral - Brasília Sul C3
Goiás Transmissão S.A.	LT 500 kV Rio Verde Norte - Trindade C1	Furnas (49.0%)
LT 500 kV Rio Verde Norte - Trindade C2
LT 230 kV Trindade - Carajás C1
LT 230 kV Trindade - Xavantes C1
LT 230 kV Trindade - Xavantes C2
IE Madeira - Interligação Elétrica do Madeira S.A.	LT CC ± 600 kV C. P. Velho - Araraquara 2, Bipolo 1	Furnas (24.5%) / Chesf (24.5%)

Lago Azul Transmissão S.A.	LT 230 kV Barro Alto - Itapaci C2	Furnas (49.9%)
MGE Transmissão S.A.	LT 500 kV Mesquita - Viana 2 C1	Furnas (49.0%)

Special Purpose Company/ Consortium	Object of investment	Eletrobras Participation
LT 345 kV Viana 2 - Viana C1 e C2 (CD)
Transenergia Renovável S.A.	LT 230 kV Barra dos Coqueiros - Quirinópolis 2 C1	Furnas (49.0%)
LT 230 kV Palmeiras - Edéia C1
LT 230 kV Chapadão - Jataí C1 e C2 (CD)
IEG - Interligação Elétrica Garanhuns S.A.	LT 500 kV Garanhuns II - Campina Grande III C1	Chesf (49.0%)
LT 500 kV Garanhuns II - Pau Ferro C1
LT 500 kV Luiz Gonzaga - Garanhuns II C2
LT 230 kV Garanhuns II - Angelim C4
STN - Sistema de Transmissão do Nordeste S.A.	LT 500 kV Pecém II - Sobral III C2	Chesf (49.0%)
LT 500 kV Fortaleza II – Pecém II C2
LT 500 kV Teresina II - Sobral III C2
TSLE - Transmissora Sul Litorânea de Energia S.A.	LT 525 kV Marmeleiro 2 – S. Vitória do Palmar 2 C1	CGT Eletrosul (51.0%)
LT 525 kV Nova Santa Rita - Povo Novo C1
LT 525 kV Povo Novo – Marmeleiro 2 C1
Norte Brasil Transmissora de Energia S.A.	LT CC ± 600 kV C. P. Velho - Araraquara 2, Bipolo 2	Eletronorte (49.0%)

*       Sold as of the date of this annual report.

The table below shows an estimate of the total percentage of our participation in all our transmission substations as of December 31, 2020:

Special Purpose Company/ Consortium	Object of investment	Eletrobras Participation
Belo Monte Transmissora de Energia S.A.	SE Estreito – Conversora nº1, ±800/500 kV	Furnas (24.5%)
	SE Xingu – Conversora nº1, 500/±800 kV	Eletronorte (24.5%)
Fronteira Oeste Transmissora de Energia	SE Santa Maria 3 230/138 kV	CGT Eletrosul (51.0%)
SE Pinhalzinho 230/138 kV
Mata de Santa Genebra Transmissora S.A.	SE Fernão Dias 500/440 kV	Furnas (49.9%)
SE Itatiba 500 kV - C. Estático (-300/+300) Mvar
SE Santa Bárbara D´Oeste 440 kV - C. Estático (-300/+300) Mvar

Special Purpose Company/ Consortium	Object of investment	Eletrobras Participation
Triângulo Mineiro Transmissora S.A.	-	Furnas (49.0%)
Vale do São Bartolomeu Transmissora de Energia S.A.	SE Brasília Leste 500/138 kV	Furnas (39.0%)
Paranaíba Transmissora de Energia S.A.	-	Furnas (24.5%)
Transenergia Goiás S.A.	-	Furnas (99.0%)
Transnorte Energia S.A.	SE Boa Vista 230 kV - C. Estático (-120/+150) Mvar	Eletronorte (49.0%)
SE Boa Vista 500/230 kV
Caldas Novas Transmissão S.A.	SE Corumbá 345/138 kV	Furnas (49.9%)
Goiás Transmissão S.A.	SE Trindade 500/230 kV	Furnas (49.0%)
IE Madeira - Interligação Elétrica do Madeira S.A.	SE C. P. Velho - Conversora nº 2, 500/±600 kV	Furnas (24.5%) / Chesf (24.5%)
SE Araraquara 2 - Conversora nº 2, ±600/500 kV
Luziânia — Niquelândia Transmissora S.A.	SE Niquelândia 230/69 kV	Eletrobras (49.0%)
SE Luziânia 500/138 kV
MGE Transmissão S.A.	SE Viana 2 500/345 kV	Furnas (49.0%)
Transenergia Renovável S.A.	SE Edéia 230/138 kV	Furnas (49.0%)
SE Jataí 230/138 kV
SE Quirinópolis 2 230/138 kV
Transenergia São Paulo S.A.	SE Itatiba 500/138 kV	Furnas (49.0%)
IEG - Interligação Elétrica Garanhuns S.A.	SE Garanhuns II 500/230 kV	Chesf (49.0%)
SE Pau Ferro 500/230 kV
TSLE - Transmissora Sul Litorânea de Energia S.A.	SE Marmeleiro 2 525 kV - C. Síncrono 1 e 2 (-100/+100) Mvar	CGT Eletrosul (51.0%)
SE Povo Novo 525/230 kV
SE Santa Vitória do Palmar 2 525/138 kV

*       Sold as of the date of this annual report.

The table below shows the total percentage of our participation in generation assets as of December 31, 2020:

Special Purpose Company - SPE	Scope of Investment	Eletrobras Participation
Companhia Hidrelétrica Teles Pires S.A.	Teles Pires	Furnas (24.7%) / CGT Eletrosul (24.7%)
Baguari Energia S.A.	Baguari	Furnas (30.6%)
Chapecoense Geração S.A.	Foz do Chapecó	Furnas (40.0%)
Empresa de Energia São Manoel S.A.	São Manoel	Furnas (33.3%)
Enerpeixe S.A.	Peixe Angical	Furnas (40.0%)
Retiro Baixo Energética S.A.	Retiro Baixo	Furnas (49.0%)
MESA — Madeira Energia S.A.	Santo Antônio	Furnas (43.1%)

Special Purpose Company - SPE	Scope of Investment	Eletrobras Participation
Serra do Facão Energia S.A.	Serra do Facão	Furnas (49.5%)
Tijoá Participações e Investimentos S.A.	Três Irmãos	Furnas (49.9%)
Bom Jesus Eólica S.A.	Eólica Bom Jesus	Furnas (49.0%)
Cachoeira Eólica S.A.	Eólica Cachoeira	Furnas (49.0%)
São Caetano Eólica S.A.	Eólica São Caetano	Furnas (49.0%)
São Caetano I Eólica S.A.	Eólica São Caetano I	Furnas (49.0%)
São Galvão Eólica S.A.	Eólica São Galvão	Furnas (49.0%)
Pitimbu Eólica S.A.	Eólica Pitimbu	Furnas (49.0%)
Central Eólica Famosa I S.A.	Eólica Famosa I	Furnas (49.0%)
Central Eólica Pau Brasil S.A.	Eólica Pau Brasil	Furnas (49.0%)
Central Eólica Rosada S.A.	Eólica Rosada	Furnas (49.0%)
Central Eólica São Paulo S.A.	Eólica São Paulo	Furnas (49.0%)
Energia dos Ventos V S.A.	Eólica São Januário	Furnas (100.0%)
Energia dos Ventos VI S.A.	Eólica Nossa Senhora de Fátima	Furnas (100.0%)
Energia dos Ventos VII S.A.	Eólica Jandaia	Furnas (100.0%)
Energia dos Ventos VIII S.A.	Eólica São Clemente	Furnas (100.0%)
Energia dos Ventos IX S.A.	Eólica Jandaia I	Furnas (100.0%)
Holding Brasil Ventos Energia S.A.		Furnas (100.0%)
Central Eólica Ventos de Angelim Ltda.	Eólica Ventos de Angelim	Furnas (90.0%)
Holding Itaguaçu da Bahia		Furnas (98.0%)
Geradora Eólica Itaguaçu da Bahia SPE S.A.	Eólica Itaguaçu da Bahia	Furnas (98.0%)
Acauã Energia S.A.	Eólica Acauã	Chesf (99.93%)
Angical 2 Energia S.A.	Eólica Angical 2	Chesf (99.96%)
Arapapá Energia S.A.	Eólica Arapapá	Chesf (99.9%)
Caititú 2 Energia S.A.	Eólica Caititú 2	Chesf (99.96%)
Caititú 3 Energia S.A.	Eólica Caititú 3	Chesf (99.96%)
Carcará Energia S.A.	Eólica Carcará	Chesf (99.96%)
Corrupião 3 Energia S.A.	Eólica Corrupião 3	Chesf (99.96%)
Teiú 2 Energia S.A.	Eólica Teiú 2	Chesf (99.95%)
Coqueirinho 2 Energia S.A.	Eólica Coqueirinho 2	Chesf (99.98%)
Papagaio Energia S.A.	Eólica Papagaio	Chesf (99.96%)
Tamanduá Mirim II Energia S.A.	Eólica Tamanduá Mirim II	Chesf (83.03%)
Vamcruz I Participações Holding S.A.		Chesf (49.0%)
Usina de Energia Eólica Junco I S.A.	Eólica Junco I	Chesf (49.0%)

Usina de Energia Eólica Junco II S.A.	Eólica Junco II	Chesf (49.0%)
Usina de Energia Eólica Caiçara I S.A.	Eólica Caiçara I	Chesf (49.0%)

Special Purpose Company - SPE	Scope of Investment	Eletrobras Participation
Usina de Energia Eólica Caiçara II S.A.	Eólica Caiçara II	Chesf (49.0%)
Chapada do Piauí I Holding S.A.		Eletrobras (49.0%)
Ventos de Santa Joana IX Energias Renováveis S.A.	Eólica Santa Joana IX	Eletrobras (49.0%)
Ventos de Santa Joana X Energias Renováveis S.A.	Eólica Santa Joana X	Eletrobras (49.0%)
Ventos de Santa Joana XI Energias Renováveis S.A.	Eólica Santa Joana XI	Eletrobras (49.0%)
Ventos de Santa Joana XII Energias Renováveis S.A.	Eólica Santa Joana XII	Eletrobras (49.0%)
Ventos de Santa Joana XIII Energias Renováveis S.A.	Eólica Santa Joana XIII	Eletrobras (49.0%)
Ventos de Santa Joana XV Energias Renováveis S.A.	Eólica Santa Joana XV	Eletrobras (49.0%)
Ventos de Santa Joana XVI Energias Renováveis S.A.	Eólica Santa Joana XVI	Eletrobras (49.0%)
Chapada do Piauí II Holding S.A.		Eletrobras (49.0%)
Ventos de Santa Joana I Energias Renováveis S.A.	Eólica Santa Joana I	Eletrobras (49.0%)

Ventos de Santa Joana III Energias Renováveis S.A.	Eólica Santa Joana III	Eletrobras (49.0%)
Ventos de Santa Joana IV Energias Renováveis S.A.	Eólica Santa Joana IV	Eletrobras (49.0%)
Ventos de Santa Joana V Energias Renováveis S.A.	Eólica Santa Joana V	Eletrobras (49.0%)
Ventos de Santa Joana VII Energias Renováveis S.A.	Eólica Santa Joana VII	Eletrobras (49.0%)
Ventos de Santo Augusto IV Energias Renováveis S.A.	Eólica Santo Augusto IV	Eletrobras (49.0%)

ESBR - Energia Sustentável do Brasil S.A.	Jirau	CGT Eletrosul (20%) / Chesf (20%)
Livramento Holding S.A.		CGT Eletrosul (78%)
Eólica Cerro Chato IV S.A.	Parque eólico Cerro Chato IV	CGT Eletrosul (78%)
Eólica Cerro Chato V S.A.	Parque eólico Cerro Chato V	CGT Eletrosul (78%)
Eólica Cerro Chato VI S.A.	Parque eólico Cerro Chato VI	CGT Eletrosul (78%)
Eólica Cerro dos Trindade S.A.	Parque eólico Cerro Trindade	CGT Eletrosul (78%)
Eólica Ibirapuitã S.A.	Parque eólico Ibirapuitã	CGT Eletrosul (78%)
Norte Energia S.A.	Belo Monte	Eletronorte (19.98%) / Chesf (15%) / Eletrobras (15%)

Companhia Energética Sinop S.A.	Sinop	Eletronorte (24.5%) / Chesf (24.5%)

Special Purpose Company - SPE	Scope of Investment	Eletrobras Participation
EAPSA - Energética Águas da Pedra S.A.	Dardanelos	Eletronorte (24.5%) / Chesf (24.5%)
Amapari Energia S.A.	Serra do Navio	Eletronorte (49%)
IGESA / EGASUR - Inambari Geração de Energia S.A.	Inambari	Furnas (19.6%) / Eletrobras (29.4%)
Rouar S.A.	Rouar	Eletrobras (50%)

*       SPEs sold as of the date of this annual report.

International Activities

In 2020, we continued our international strategy, seeking to develop projects related to regional integration and renewable energy generation in Latin America. Accordingly, we are further conducting studies to evaluate the hydroelectric potential at the border with Bolivia and Argentina and the related interconnection, in addition to studies about the integration of inter-regional transmission systems involving Brazil, Guyana, French Guyana and Suriname. Simultaneously, we maintain our energy supply contracts with Uruguay.

Arco Norte Project (Brazil, Guyana, French Guiana and Suriname)

This project is a transmission system of approximately 1,900 km that will allow the transfer of energy through new generation ventures among Brazil, Guyana, Suriname and French Guiana. The pre-feasibility studies were sponsored and coordinated by the Inter-American Development Bank and were concluded in November 2016. In June 2017, the countries involved signed the “Declaration of Paramaribo” in which they decided to proceed with additional studies in order to further advance the project. Certain bilateral studies were performed, and the results were presented in a technical meeting held in June 2018, in Georgetown, Guyana. The conclusions of the studies will support a high-level meeting, where the next steps of the project will be decided.

Bolivia

Through a partnership established between us, Empresa Nacional de Electricidad (“ENDE”) and CAF, the company Worleyparsons Engenharia S.A. was hired to carry out studies (Inventário) in part of the Madeira River basin to evaluate the hydroelectric potential along the Brazilian and Bolivian border. The studies have begun and are expected to finish by 2021. Additionally, we and ENDE are proceeding with other studies to evaluate the conditions for electric interconnection between Brazil and Bolivia in order to allow energy exchange. On May 30, 2018, we, ENDE and the Inter-American Development Bank entered into a technical cooperation agreement to select a consultant to perform studies related to the electrical integration between Bolivia and Brazil. A consortium formed by Sigla S.A, Universidad Pontificia Comillas and MRC Consultants and Transaction Advisers S.L, was hired to carry out the studies for the interconnection initiated in June 2019. We expect these studies to be finished by March 2022.

Uruguay

The partnership between us and the Uruguayan state-owned company Administración Nacional de Usinas y Transmisiones Elétricas (“UTE”), led to the development of the wind farm Artilleros (Wind Park Artilleros – 65MW). This project received its permanent qualification as part of Uruguay’s electric power network in 2016. We also received the authorization to import electricity from Uruguay and, since 2016, have been responsible for selling power from Uruguay in the Brazilian market.

Environmental

Environmental issues can significantly impact our operations. For example, large hydroelectric plants can cause the flooding of large areas of land and the relocation of large numbers of people. The Brazilian Constitution grants the Brazilian Government, the state and local governments power to enact laws designed to protect the environment and to issue regulations under such laws. While the Brazilian Government has the power to promulgate general environmental regulations, state and local governments have the power to enact more stringent environmental regulations.

Environmental liabilities may arise in civil, administrative and criminal spheres, resulting in the application of administrative and criminal sanctions, in addition to the obligation to repair the damages caused. The absence of a conviction or sanction in one of the spheres does not necessarily exempt the agent from its liability in the remaining spheres.

A person or entity who fails to comply with certain environmental laws and regulations, upon a wrongful action or omission, may incur in criminal liability, according to Law No. 9,605/1998 (the Law on Environmental Crimes or Lei de Crimes Ambientais). Criminal sanctions applicable to legal entities may include fines and restriction of rights, whereas, for individuals, they may include imprisonment, which may be imposed against executive officers and employees of companies that had decision power and were directly involved in the crime by action or omission, i.e. new employees could not be held liable for any such crimes.

Failure to comply with environmental laws may also subject us to administrative penalties such as fines, suspension of public agency subsidies or injunctions requiring us to discontinue, temporarily or permanently, the development of our activities. Decree No. 6.514/2008 specifies the administrative penalties applicable to each type of environmental infraction, setting fines that vary between a minimum of R$50.00 and a maximum of R$50 million, as well as suspension of operations, in cases involving high environmental risk or damage, among others.

In the civil sphere, civil liability is established through the National Environmental Policy (Política Nacional do Meio Ambiente), established by Federal Law No. 6,938/1981, which institutes strict liability for the matter — i.e. it must indemnify or repair the damages caused to the environment regardless of the existence of fault. Therefore, it is sufficient to prove the damage and the causal connection between the damage and the activity of a company.

Whoever gave cause to environmental damage, irrespective of the existence of fault, has the obligation to indemnify or repair the damages caused to the environment and to third parties affected by its activities. Civil environmental liability is attributed to whomever is responsible, individual or legal entity, directly or indirectly, for the activity which causes environmental degradation, in accordance with Law No. 6,938/1981.

Environmental legislation provides for the joint and several liability between the polluters. Therefore, the party that has been affected by the environmental damage and/or the person/entity authorized by law is not obliged to sue all polluters in the same lawsuit. One of them can be chosen among all polluting entities —for example, the one having the better economic situation. Such polluter will be entitled to the right of recourse against the remaining polluters.

In theory, the shareholders of a corporation may also be held liable for the indemnification of the harm caused by their corporation to the environment and to pay for environmental damage if the entity responsible for the damage is deemed to be an obstacle for the recovery of the damage. However, this legal provision was recently disregarded. The Mariana mining accident involving Samarco represented a milestone in the applicability of civil environmental liability. We believe that courts could continue to apply environmental liability in the same manner as they did in the Mariana mining accident case.

The Mariana case allowed for the inclusion of shareholders as defendants without piercing of the corporate veil in lawsuits seeking compensation for environmental damages. The shareholders of Samarco, BHP Billiton and Vale S.A. were included as defendants along with Samarco (the mine operator) in the lawsuits. The plaintiffs were not required to prove the lack of resources of Samarco as a condition to seek compensation from the shareholders. This case could have implications for us in the event our subsidiaries or affiliates were accused of environmental damages.

In order to build a hydroelectric plant, Brazilian electricity companies must comply with a number of environmental safeguards. For projects for which the environmental impact is considered significant, such as generation projects with an output above 10 MW together with certain other environmentally sensitive projects, companies must conduct an environmental assessment. First, a full scope Environmental Impact Assessment (Estudo de Impacto Ambiental – “EIA”) must be prepared by external technical experts in order to assess the impacts of the project and also provide recommendations as to how to minimize or compensate its impact on the environment. The study, together with an specific Environmental Impact Report (Relatório de Impacto Ambiental, “RIMA”) on the project is submitted to either federal, state or local governmental authorities for analysis, which depends on the impact extension. Such study and report are used for the environmental licensing of the project, which is generally carried out by means of a three-stage licensing process, which comprises (i) a preliminary license to attest the feasibility of the project (Licença Prévia – “LP”), (ii) an installation license to begin the construction works (Licença de Instalação – “LI”), and (iii) a license to operate the project (Licença de Operação – “LO”).

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

Failure to obtain and comply with the technical requirements of an environmental license related to an enterprise that causes environmental impacts, such as the operating energy plants and those in implementation phase by EBR, may subject us to (i) administrative sanctions, such as fines, and, in more extreme cases, the suspension of our operations, (ii) civil liability, if any environmental damage is caused, and (iii) criminal liability (applicable to both the legal entity and employees having decision power and were directly involved in the crime by action or omission).

Each license is valid for a specific and limited term, provided that the license must be renewed in advance to its expiration, according to the applicable environmental provisions. Pursuant to Complementary Law No. 140, / 2011, the request for the renewal of an environmental license must be filed 120 days (or less, when provided by applicable State or Municipal legislation) before its expiration date, so that it remains valid until the licensing authority issues its final manifestation (which may result in the renewal of the license, request for clarification or complementation, or in its denial).

Resolution No. 1/1986, issued by the National Environmental Council (Conselho Nacional do Meio Ambiente, or “CONAMA”), requires that an environmental impact assessment is undertaken, and a corresponding environmental impact assessment report is prepared, for all major electricity generation facilities built in Brazil after February 17, 1986. Facilities that have been installed and operating prior to 1986 do not necessarily required these studies, but must regularize its operation by requiring a corrective license, which must be requested before the relevant environmental agency and might require the presentation of specific information regarding the facility in question.

Under CONAMA Resolution No. 6/1987, obtaining the corrective licenses for power generation and distribution projects, which began their operations before February 1986, requires the presentation to the competent environmental body of an environmental report containing the description of: (i) the project, (ii) the environmental impacts arising from such project; and, also, (iii) the mitigating and compensatory measures adopted or that are in the process of being adopted by the organization carrying out the project.

Also, Law No. 9,605/1998, and Decree No. 6,514/2008 stipulate criminal and administrative penalties for facilities that operate without environmental licenses. In 1998, the Brazilian Government issued Provisional Act No. 1,710 (currently Provisional Act No. 2,163-41/2001), which allows project operators to enter into agreements with the relevant environmental agencies in order to comply with Law No. 9,605/1998 and with the applicable environmental legislation.

As of December 31, 2020, our subsidiary Eletronuclear operates two nuclear power plants in the state of Rio de Janeiro, Angra I and Angra II, and a third nuclear power plant, Angra III, is under construction. Because Eletronuclear initiated its activities before the enactment of legislation on environmental licensing, Angra I was licensed before the CNEN under the nuclear and environmental regulations in effect at that time. Currently, Brazilian laws require the issuance of: (i) an authorization for nuclear enterprises by CNEN; and (ii) an environmental license issued by IBAMA.

Regarding the environmental licenses, a study group formed by the MPF, CNEN, IBAMA, the Fundação Estadual de Engenharia do Meio Ambiente (which was one of the environmental authorities in the state of Rio de Janeiro, currently unified in one single entity named Instituto Estadual do Ambiente – “INEA”), we and Eletronuclear signed a conduct adjustment agreement (Termo de Ajustamento de Conduta - “TAC”) pursuant to which the guidelines for the environmental licensing update procedure should be established. Angra II has obtained all environmental licenses necessary for its operations, but the MPF challenged its renewal, and conditioned to the compliance with a TAC pursuant to which Eletronuclear undertook the obligation to implement a program in order to improve emergency plans, environmental monitoring programs and effluents treatment systems. Unless the aforementioned obligations are met, IBAMA and CNEN should abstain from issuing any licenses or authorizations for the operation of Angra II. An assessment evaluating the fulfillment of the TAC was issued by IBAMA in June 2006. After evaluation of the status of completion of these conditions, IBAMA issued a report concluding that all technical conditions compiled in the TAC were satisfied. In March, 2014, IBAMA issued a unified operating license for the operating nuclear installations at the Central Nuclear Almirante Álvaro Alberto, Angra I, Angra II and the Radwaste management center (including initial storage facilities), which is valid until March, 2024.

Regarding the environmental licensing of Angra III, Eletronuclear must comply with the conditions set forth in LP No. 279/08 and in the LI No. 591/09 granted by IBAMA. Eletronuclear entered into commitment agreements with the municipalities of Angra dos Reis in October 2009 and with Paraty and Rio Claro in February 2010. As established in these commitment agreements, Eletronuclear has to implement public policy projects in the environmental, civil defense, social assistance, education, construction and public services, economic activities, health, sanitation and cultural areas of these municipalities until the commencement of operations at Angra III in January 2026. In the event Eletronuclear does not comply with the mentioned agreements, it may ultimately not be able to obtain the operating license for the Angra III plant.

Regarding CNEN’s license, both nuclear power plants currently hold their own authorization for permanent operation (autorização de operação permanente - “AOP”). The AOP of Angra I will expire in August, 2024, and the AOP of Angra II will expire in June, 2041.

Eletronuclear is strictly liable for nuclear accidents as an operator of nuclear plants in Brazil. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Company—We may be held liable for damages, subject to further and upcoming regulation and face difficulties obtaining financing if there is a nuclear accident involving our subsidiary Eletronuclear.”

Energy Conservation

Over the past 20 years, the Brazilian Government has implemented several actions directed to energy conservation on the electricity sector. The Brazilian Government normally finances these actions and we administer them. The most important project in this area is the Procel.

The Procel program was created in 1985 to improve energy efficiency and rationalization of the use of natural resources throughout Brazil. MME coordinates the program and we are responsible for its execution. The main objective of the Procel program is to encourage cooperation among various sectors of Brazilian society to improve energy conservation both on production and consumer sides.

Alternative Electricity Sources

In 2002 the Brazilian Government created the Proinfa program (the program for the development of alternative electricity sources), with the objective of diversifying the Brazilian energy matrix by searching for regional solutions with the use of renewable energy sources.

Environmental Legal Reserves

Under Article No. 12 of Law No. 12,651/ 2012 (the “Brazilian Forestry Code”), a Legal Reserve (Reserva Legal) is an area located inside a rural property that is necessary for the sustainable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity or for shelter or protection of native fauna and flora. As a general rule, all rural properties have the obligation to preserve a certain percentage of a rural area covered with native vegetation, as a Legal Reserve. However, Article 12, paragraph 7 of the new Brazilian Forestry Code establishes that a Legal Reserve will not be required for areas acquired or expropriated by the holder of a concession, permission or authorization to exploit hydroelectric power potential, in which projects for electric power generation, or electricity substations or transmission or distribution lines are operating.

The approval of the new Brazilian Forestry Code and the exemption of the hydropower projects from the need to comply with Legal Reserve standards settled this issue, therefore allowing for the continuation of our environmental licensing process, in order to obtain its Operating Licenses.

Permanent Preservation Areas

The State Law of Minas Gerais No. 20,922/2013 establishes the obligation to present an Environmental Plan for Conservation and Use of Artificial Reservoir Surroundings (“Pacuera”) as a condition for the grant of Operational Licenses. This requirement is now incorporated into the administrative proceedings for obtaining Corrective Operation Licenses and the renewal of Operating Licenses.

Compensation Measures

Pursuant to Law No. 9,985/ 2000, and to Decree No. 4,340/2002, companies whose projects result in major environmental impacts are required to invest in and maintain conservation units in order to mitigate those impacts. Conservation units include ecological stations, biological reserves, national parks and relevant ecological interest areas. A competent environmental body stipulates the environmental compensation for each company depending on the extent of the pollution or damage to the environment.

Decree No. 6,848/2009regulates the methodology for regulating such compensation measures. It stipulates that up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact must be applied in such compensation measures.

Pursuant to federal law and a decision by the STF, such percentage ranges from zero to 0.5%. However, in the state of Rio de Janeiro, the state determined that the compensation percentage will range from 0.5% to 1.1%. Therefore, due to the incoherence between the state law and the federal law, this amount may be judicially challenged or changed by the competent authority by publication of a further law. Since the early 1980’s, the Brazilian electricity sector has endeavored to improve its treatment of the social and environmental aspects of power project planning, implementation and operation. In general, our power generation subsidiaries are following applicable environmental regulations in Brazil, and the environmental policies and guidelines of the electricity sector. Some of our generation and transmission enterprises are exempted from the environmental licensing procedure. Nevertheless, some environmental authorities have issued notices of infractions alleging the absence of environmental licenses.

In addition to the environmental compensation referred to above, we constantly remove vegetation to clear access to electricity towers.

Other environmental actions may be required for our regular operation and due to the impacts of our various projects; such as obtaining water grants, structuring and executing monitoring programs for fauna and flora of regions surrounding the facilities of the electricity system, environmental education programs, and programs for recovery of degraded areas (Programas de Recuperação de Áreas Degradadas – “PRAD”).

The Brazilian Power Industry

General Provisions

According to MME Ordinance No. 38/2020, the MME approved a ten-year expansion plan (plano decenal de expansão de energia elétrica) (“PDE 2029”), which provides guidance to the Brazilian Government and to all agents in the Brazilian energy industry in order to ensure that there is a sustainable supply of energy in Brazil, including electricity, taking into consideration environmental needs, the Brazilian economy and a business’ technical capabilities.

The studies carried out in the PDE 2029 include a plan for the next ten years and are subject to annual reviews which take into account, among other aspects, changes in the forecast for the growth of electricity consumption and the re-evaluations of the economical and operational feasibility of the generation projects, as well as the estimates regarding the expansion of transmission lines.

According to ANEEL, Brazil had a total installed capacity of 214.8 GW as of February 3rd, 2021 when taking into account the Interconnected Power System generating units, the power generators installed in the Isolated System and individually-owned generators.

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

Accordingly, the PDE 2029 further intends to integrate the Isolated System with the Interconnected Power System. Such integration would be carried out through the construction of the transmission lines of Lechuga/Equador/Boa Vista, with 716 km (500kV) expected to be concluded by 2027, Oriximiná/Jururti of 138 km (230 kV) expected to be concluded by 2024, Rio Branco/Feijó/Cruzeiro do Sul (230kV), expected to be concluded at 2025, and substation Caladinho II (230/138 kV) in the region of Humaitá, expected to be concluded by 2023.

Pursuant to the EPE’s 10-year plan, Brazil’s total installed power generation capacity is projected to increase to 228.4 GW by 2029, of which 120 GW is projected to be produced by hydroelectric plants, including the Itaipu plant and other water-based renewable sources, 41.4 GW to be produced by non-renewable sources and 67 GW be produced by renewables.

The Brazilian Government has already confirmed the development of a Transmission Line in order to integrate Roraima in the Interconnected Power System, by means of the construction of a Boa Vista (Roraima) — Manaus (Amazonas) transmission facility. All activities under the responsibility of our companies were carried out or are being executed, especially the preliminary services (topography, forest inventory and archeology) necessary for environmental licensing. The Brazilian Government stated that it is committed to accelerate the issuance of environmental permits that will allow the works to start, however, the construction of the transmission line has recently faced some setback as FUNAI has recently stated that the studies presented by Transnorte Energia (the concessionaire in charge of the transmission line) were incomplete.

Directly and through our subsidiaries, we are currently involved in the generation and transmission and used to be involved in the distribution of electricity in Brazil. As of December 31, 2020, we contributed, including our subsidiaries, SPEs and 50.0% of Itaipu to approximately 29% of the installed power generating capacity within Brazil. We share control of Itaipu but neither consolidate, nor participate in, their results. Through our subsidiaries, we are also responsible for approximately 44.5% of the total transmission lines in Brazil with voltage higher or equal to 230 kV. In addition, some Brazilian states control entities involved in the generation and transmission of electricity. The remainder of the market is held by several other companies, part of which have entered into joint venture arrangements in the past. In net revenue terms, we believe we are one of the largest generation and transmission companies in Brazil as of December 31, 2020.

Historical Background

The Brazilian Constitution provides that the development and exploration of power may be undertaken directly by the Brazilian Government or indirectly through the granting of concessions, permissions or authorizations. Historically, the Brazilian power industry has been dominated by generation, transmission and distribution concessionaires controlled by the Brazilian Government. This changed during Fernando Henrique Cardoso’s administration (1995-2002), during which many state-controlled companies were privatized in an effort to increase efficiency and competition. In recent years, the Brazilian Government has taken a number of measures to remodel the power industry. In general, these measures were aimed at increasing the role of private investment and eliminating foreign investment restrictions, thus increasing overall competition in the power industry.

•	The Brazilian Constitution was amended in 1995 by Constitutional Amendment No. 6 to allow foreign companies to invest in Brazilian companies that hold power generation concessions. Prior to this amendment, all generation concessions were held either by a Brazilian individual or an entity controlled by Brazilian individuals or by the Brazilian Government;

•	The Brazilian Government enacted Law No. 8,987/95 as amended by Law No. 11,196/05 and Law No. 11,445/07 and Law No. 9,074/95, as amended (the “Power Concessions Laws”), that together: (i) required that all concessions for the provision of energy related services be granted through public bidding processes; (ii) gradually allowed certain electricity consumers with significant demand, designated “free consumers,” to purchase electricity directly from suppliers holding a concession, permission or authorization; (iii) provided the creation of generation entities (“Independent Power Producers”) which, by means of a concession, permission or authorization, may generate and sell, for their own account and at their own risk, all or part of their electricity to free consumers, distribution concessionaires and trading agents, among others; (iv) granted free consumers and electricity suppliers open access to all distribution and transmission systems; and (v) eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, including small hydro plants, although an authorization or permission from ANEEL or MME is required, as the case may be Economic and political instability and uncertainties in;

•	Beginning in 1995, a portion of the controlling interests held by us and various states in certain generation and distribution companies were sold to private investors. At the same time, certain state governments also sold their stakes in major distribution companies;

•	In 1998, the Brazilian Government enacted Law No. 9,648/98 (“Power Industry Law”) to overhaul the basic structure of the electricity industry. The Power Industry Law provided the following:

•	the establishment of a self-regulated body responsible for coordinating the purchase and sale of electric energy available in the Interconnected Power System (mercado atacadista de energia elétrica) (“MAE”) an entity which replaced the prior system of regulated generation prices and supply contracts. The MAE was later replaced by the CCEE;

•	a requirement that distribution and generation companies enter into initial energy supply agreements (“Initial Supply Contracts”) generally “take or pay” commitments, at prices and volumes approved by ANEEL. The main purpose of the Initial Supply Contracts was to ensure distribution companies access to a stable electricity supply at prices that guaranteed a fixed rate of return for the electricity generation companies during the transition period leading to the establishment of a free and competitive electricity market;

•	the creation of the ONS, a non-profit, private entity responsible for the operational management of the generation and transmission activities of the Interconnected Power System; and

•	the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities.

•	On March 15, 2004, the Brazilian Government enacted the Electricity Regulatory Law and on July 30, 2004, Decree No. 5,163/04, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low tariffs, which law was regulated by a number of decrees enacted by the Brazilian Government in July and August of 2004 and is still subject to further regulation to be issued in the future. See “—Principal Authorities—Challenges to the Constitutionality of the Electricity Regulatory Law.”

•	At the end of 2012, the Brazilian Government enacted two provisional measures (medidas provisórias) that have considerably changed the Brazilian electric energy sector overview, namely Provisional Measure No. 577/12 and Provisional Measure No. 579/12. Both of them were approved and converted into Law No. 12,767/12 and Law No. 12,783/13, respectively. In general, the provisional measures provided the regulation in connection with the intervention of the granting authority in the concessions as well as the renewal of the electric energy generation, distribution and transmission concessions, respectively.

•	In 2016, two further provisional measures were enacted by the Brazilian Government, namely Provisional Measure No. 706/15 and Provisional Measure No. 735/16. Both were approved, but only Provisional Measure No. 706/15 was converted into Law No. 13,299/16. Especially for the distribution sector, such acts are of major relevance as they give special treatment to the distribution concessions located in the regions not yet integrated with the SIN. Such measures aimed to create a new regulatory framework capable to provide more sustainable financial conditions to such concessions to meet their outstanding duties with their fuel suppliers and, therefore, create a more favorable environment for potential investors in the National Privatization Program (“PND”). Nonetheless, as such acts provide for some kind of special treatment to part of the distribution companies and also authorize the utilization of the CDE Account’s funds to cover the fuel debts of the concessionaires, we cannot guarantee that they would not have their legality/constitutionality challenged by other agents of the industry who might be adversely impacted, including the consumers and other concessionaires which will not benefit from the legal measures.

•	In 2020, the Brazilian Government enacted the Provisional Measure No. 998/20, seeking to strengthen the opening of the free market for the sale of electricity and, among other measures, introduce improvements to modernize the electricity sector. Set forth below is a summary of the key aspects of Provisional Measure No. 998/20, which became law in March 2021:

•	The text provides that up to 70% of the funds for investment in research and development and energy efficiency not yet committed to projects will be allocated, between September 1, 2020, and December 31, 2025, to the CDE. The transfer is still subject to the regulations of ANEEL, and the scope is to promote fee moderation and reduce part of the impact on electricity fees for costs related to the COVID Account, a mechanism created to mitigate the effects of the pandemic for electricity distributors that was recently contracted CCEE with domestic financial institutions.

•	Seeking to rationalize the policy of industry subsidies and also in the context of efforts to avoid future rate increases due to the COVID-19 pandemic, the text provides for the gradual abolition of TUSD/TUST discounts, commonly referred to as “wire-fee discounts”, which currently benefit renewable energy projects.

•	With this measure, new renewable generation projects will only be entitled to this benefit if they have requested a grant or change in installed capacity by September 1, 2021, and are expected to enter into commercial operation within four years after the date of issuance of the grant.

•	As a counterpart to the phasing out of the wire fee subsidy, the MP provides that the executive power of the Brazilian Government will define guidelines by September 2021 for the implementation of mechanisms to establish environmental benefits related to low emission of greenhouse gas by power projects.

•	The Provisional Measure extends to June 30, 2021 the deadline for state-owned energy concessionaires to hold auctions for the transfer of control and granting of new energy concessions. In addition, it provides for a simplified competitive process, in the event of an unsuccessful auction, to ensure the provision of electricity distribution services until the concession is transferred. In addition, it seeks to bring greater efficiency to the allocation of industry costs borne by state-owned energy concessionaires, such as the use of resources from RGR to partially indemnify distribution assets in operation at the time of privatization.

•	The Brazilian Government’s energy policy objectives to open the free market. For example, it sets forth guidelines for retailers segment consumers, subject to ANEEL regulations. It also allows for the concessionaire to suspend electricity to generators or retailers if they are no longer distributing the electricity.

•	The text also establishes measures to promote the development of the Brazilian nuclear industry, such as the planned auction of reserve generation capacity for the Angra III Thermonuclear Plant, held by Eletronuclear, which may receive a 50-year generation grant, with the possibility of renewal for another 20 years and benefit from a 40-year contract for the sale of electricity.

•	BNDES is expected to develop an economic and financial feasibility study of Angra III and its financing, which will be used to define the price of its power purchase agreements.

•	CNEN would transfer its shares in Indústrias Nucleares do Brasil S.A. (“INB”) and Nuclebrás Equipamentos Pesados S.A. (“Nuclep”) to the Brazilian Government. INB and Nuclep would redeem its shares held by private shareholders and become public companies linked to the MME.

•	In 2020, Law No. 14,052/2020 brought changes to the power sector in three main areas: (i) default on power supply, (ii) renegotiation of hydrological risk and (iii) deadline for requesting the extension of concessions. We expect that problems caused by the GSF on the energy spot market will be resolved with spot market liquidations returning to its normal levels once the following provisions are implemented:

•	Fines for power distribution companies if the supply of energy is interrupted, unless (i) the interruption is caused by failure in the facilities of the consumer unit; or (ii) if supply is suspended due to user’s default.

•	Hydroelectric plants participating in the MRE, which aims to divide the risks associated with the GSF, will be compensated by the effects caused by hydroelectric projects with priority of bidding and implementation indicated by CNPE only if: (i) restrictions on the flow of energy due to delays or technical problems with the starting of operations of power transmission facilities; and (ii) differences between the physical guarantee granted in the motorization phase and the values of the effective aggregation of each motorized generating unit to the SIN, based on technical criteria applied by the granting power to other hydroelectric plants.

•	ANEEL will calculate the effects considering the potential generation of those hydroelectric projects with priority of bidding and implementation, if no transmission restrictions were present, and the differences between their effective and assured levels of energy, and energy market prices. The compensation will be made by the extension, for up to seven years, of the power plant’s concession period, during which the generator will be allowed to freely sell the energy.

•	Compensation will occur retroactively in relation to the portion of energy, provided that the concessionaire (i) does not pursue a lawsuit to exempt or mitigate hydrological risks related to the MRE and waives any such claim, and (ii) has not entered into other agreements regarding the hydrological risk for the respective share of energy.

•	The deadline for requesting the extension of concessions is reduced from 60 months to 36 months before the end date of the respective contract or act of granting. If, on the date the law is enacted, the remaining term of a concession is less than 36 months, the request for extension must be submitted within no later than 210 days before the final date of the respective contract or act of granting.

Concessions

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to the MME or to ANEEL, as representatives of the Brazilian Government, for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period, though a concession may be revoked at the discretion of MME, following consultation with ANEEL, upon the occurrence of specific criteria. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions.

The Concession Law establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, the rights of the consumers, and the obligations of the concessionaire and the granting authority. Furthermore, the concessionaire must comply with regulations governing the electricity sector. The main provisions of the Concession Law are as follows:

•	Adequate service. The concessionaire must provide adequate service equally with respect to regularity, continuity, efficiency, safety and accessibility, with moderate tariffs.

•	Use of land. The concessionaire may use public land or request the granting authority to expropriate necessary private land for the benefit of the concessionaire. The concessionaire must compensate the affected private landowners.

•	Strict liability. The concessionaire is strictly liable for all damages arising from the provision of its services.

•	Changes in controlling interest. The granting authority must approve any direct or indirect change in the concessionaire’s controlling interest.

•	Intervention by the granting authority. The granting authority may intervene in the concession through an administrative proceeding, to ensure the adequate performance of services, as well as compliance with contractual and regulatory provisions.

•	Termination of the concession. The termination of the concession agreement may be accelerated through mandatory takeover or early termination. Mandatory takeover is the legally mandated early termination of a concession for the public interest. Early termination must be declared by the granting authority after a final administrative ruling that the concessionaire: (i) has failed to render adequate service or to comply with applicable law or regulation; (ii) no longer has the technical, financial or economic capacity to provide adequate service; or (iii) has not complied with penalties assessed by the granting authority. The concessionaire may judicially contest any mandatory takeover or early termination. In case of mandatory takeover and early termination, the concessionaire is entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated, after deduction of any amounts for fines and damages due by the concessionaire.

•	Expiration. When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian Government. Following the expiration, the concessionaire is entitled to indemnification for its investments in assets that have not been fully amortized or depreciated at the time of expiration.

Penalties

Law No. 9,427/96, as amended, enacted by the Brazilian Government and supplemented by ANEEL’s regulations governs the imposition of sanctions against the agents of the electricity sector. ANEEL also sets out the appropriate penalties based on the nature and importance of the breach (including warnings, fines, prohibitions on construction and installation, obligations to act or abstain, suspension from bidding for new concessions, licenses or authorizations, early termination of the authorization, intervention, and mandatory takeover of the concession or permission by the granting authority. For each breach, the fines can be up to 2.0% of the revenue of the concessionaire in the twelve-month period preceding any assessment notice or, for independent producers or self-producers, the estimated amount of energy produced in the same period. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval, including for the following (pursuant to ANEEL Resolution No. 846/19:

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

In addition, Law No. 8,987/95 regulates the termination of the concession in case of liquidation or bankruptcy of the concessionaire or forfeiture of the concession. Furthermore, this law sets forth the administrative proceeding required to terminate a concession.

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

COVID Account

Through Decree No. 10,350/20, published in May 2020, the Brazilian Government created the COVID Account to lend money to energy distribution companies during the COVID-19 pandemic. The loans are managed by CCEE, aiming to ensure liquidity and mitigating the impacts of reduced consumption and increased defaults.

ANEEL Normative Resolution No. 885/2020, established funding of up to R$16.1 billion. The amount of funding to the distribution companies is R$14.8 billion. The resources, offered by a pool of 16 financial institutions led by BNDES, is intended to offset the reduced revenues of the distribution companies.

COVID Account regulation also defines criteria and procedures for the management of the COVID Account, establishing limits on fundraising by distribution companies, based on the loss of revenue and market for each distributor, as well as the cost items that can be covered by the account and the operational flow of the transfers.

Each loan will have an interest component based upon the Interbank Certificate of Deposit (“CDI”) plus a percentage of remuneration of the financial institutions that will offer the loans. The spread over the CDI rate should be relatively low, as the loan is guaranteed by future payment of energy bills, which is considered a regulatory asset of relatively low risk.

Technically, the COVID Account considers as regulatory assets guarantees that already appear in the ordinary tariff processes – that is, in the annual calculation of the energy distributors’ readjustments. CCEE will ensure the transfer of the related amounts to the CDE.

As they operate in a regulated environment, the distributors have well-defined rules of rights and obligations. Annually, they are entitled to readjust their consumers’ tariff, mainly restoring Parcel A costs (non-manageable costs), which involve the purchase of energy, transmission costs and sector charges. However, in order to have this right to the annual tariff recomposition, the distributors need to be in compliance with their sector obligations. Thus, with the current rules established by ANEEL, a significant increase in default by the distributors was not expected, as it would make their annual tariff readjustment impossible.

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

Energy Trading Chamber

On August 12, 2004, the Brazilian Government enacted a decree setting forth the regulations applicable to CCEE. On November 10, 2004, the CCEE succeeded the MAE, the market in which all large electricity generation companies, energy traders and importers and exporters of electricity had participated and on which the spot price of electricity was determined. CCEE assumed all the assets and operations of the MAE (which had previously been regulated by ANEEL).

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

Our transmission system, which consists of a set of transmission lines interconnected to substations, is comprised of approximately 76,129 kilometers of transmission lines, corresponding to approximately 43.5% of the total lines in Brazil with a voltage higher or equal to 230 kV.

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

As of the date of this annual report, all our distribution companies were sold to the private sector. For more information about the sale of our distribution companies, see “Item 4. Information on the Company—Business Overview—Distribution—Distribution of Electricity.”

Privatization

According to a recommendation made by the CPPI’s Resolution No. 13/17, our privatization process was included in the CPPI through Decree No. 9,351/18. The CPPI is the body that evaluates and recommends to the president the projects that will integrate the PPI program and decides about issues related to partnership agreements.

On March 16, 2021, CPPI Resolution No. 167 was published, recommending the inclusion of Eletrobras in the PND, and on April 9, 2021, Decree No. 10,670 was issued, providing for the qualification of Eletrobras under the Investment Partnerships Program - PPI and our inclusion in the PND, to begin the studies necessary to structure our capitalization process.

The privatization of Eletrobras, if approved by the National Congress, and according to the model currently provided for by Provisional Measure 1031/2021, shall be implemented in the form of a capital stock increase through a public subscription of new common shares and the waiver of the subscription right by the Brazilian Government, causing its dilution as a shareholder. The Provisional Measure provides certain conditions for the privatization as the segregation of Eletronuclear and Itaipu Binacional; the reform of the by-laws to transform Eletrobras into a corporation, as it will be forbidden for any shareholder or group of shareholders to exercise votes in a number higher than 10% of the voting capital of Eletrobras and also to enter into shareholders’ agreements to exercise voting rights equal to or greater than 10% of the voting capital of Eletrobras; the creation of a special class preferred share, owned exclusively by the Brazilian Government under Law No. 6. 404/76, which will give the power of veto in the corporate decisions related to the restriction of votes in a number higher than 10% of the voting capital of Eletrobras; and contributions of resources for the maintenance of Cepel and for the development of regional programs foreseen in the Provisional Measure.

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

Nevertheless, electricity generated by plants qualified under Proinfa, nuclear power plants, Itaipu and hydroelectric plants governed by the quota allocation system with their concession renewed pursuant to Law No. 12,783/13 are governed by a special regime for commercialization and, therefore, are not subject to either the Regulated Market or the Free Market. The electricity generated by Itaipu, the most relevant among energy sources governed by a separate regime including Decree No. 4,550/02, is sold to us and sold to distribution concessionaires in the south and center-south-eastern power markets in proportion to their market share in those markets. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. Therefore, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to full pass-through to distribution tariffs, and therefore do not materially impact us.

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

The law assures suppliers and their respective consumers access to the grid subject to the payment of tariffs for the use of the electric power grids and connection costs. All regulatory charges to which captive consumers are subject are added to these tariffs in order to assure fair and equal treatment between captive and free consumers.

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

In accordance with paragraph one, Article 31 of the Electricity Regulatory Law, we and our subsidiaries Furnas, Chesf, Eletronorte, Eletrosul, and CGTEE were excluded from the PND. Accordingly, we were subject to the limits and conditions imposed on the participation of agents in the activities of the electricity sector, in accordance with ANEEL Resolution No. 278/00, which is aimed at achieving effective competition between agents and preventing a concentration in the services and activities undertaken by agents within the electricity sector. On March 16, 2021, CPPI Resolution No. 167 was published, recommending the inclusion of Eletrobras in the PND, and on April 9, 2021, Decree No. 10,670 was issued, providing for the qualification of Eletrobras under the Investment Partnerships Program - PPI and our inclusion in the PND, to begin the studies necessary to structure our capitalization process.

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

Although the legislation currently in force does not provide for specific thresholds for the identification of market concentration, as we hold a participation in the Brazilian market as of December 31, 2020 equivalent to 29% of the total installed capacity of the country, our activities are under constant supervision by the regulators and we are requested, on a regular basis, to update our corporate chain and investments, as well as to detail our activities and influence in the Brazilian electricity market.

Possible New Regulatory Framework

MME has recently concluded Public Consultation No. 33/2017 in which discussed the “New Regulatory Framework” report. Among the guiding principles that the Brazilian Government established are: (i) Creation of centralized transmission settlement in order to reduce systemic costs in the management of payments and receipts of transmission facilities; (ii) Costs incurred by the central system will be allocated among the users of the network, in proportion of the tariffs defined by ANEEL; (iii) The granting authority may designate CCEE as the central administrator of the transmission contracts.

It was also proposed to allocate the resources of the Global Reversion Reserve (“RGR”) for the payment of the tariff component of the assets of the transmission system not amortized or indemnified. Also, in order to reduce litigation, such payment will only occur under the condition that the component is not litigated.

As a result of Public Consultation No. 33/2017, the Bill No232/2016 (“Bill”), approved by the Brazilian Senate in March 2020, currently analysis by the House of Representatives. The Bill sets forth a series of innovations inspired by the Public Consultation, including changes related to the increase of energy efficiency, price reduction and development of renewable energy matrix.

Some of the Bill’s guidelines are the expansion of the options to the consumer, without prejudice to the security of the system, competition increase in order to lower energy prices, readjustment on cost distribution of the sector, decrease of subsidies and greater appreciation of benefits, division of grant resources with consumers, de-carbonization of the energy matrix, incorporation of new technological arrangements, greater financial strength of the market, reduction of the asymmetry of information, protection of low-income consumers, separation of power from ballast, hourly spot market prices, reduction of litigation risks, and reduction in the limits for contracting energy in the Free Market, among others.

In addition, the Bill also intends to increase renewable energy and distributed generation incentives, realign distributed generation costs with distribution, reduce insolvency risks within the terms of the Power Purchase Agreement, change the rules of regulated auctions, implementing new models of energy auctions to contract new power plants, and change the remuneration of the transmission agreements to percentage of total annual operating revenues.

Some of the main controversial aspects of the Bill are related to the financing of the expansion of energy supply, which nowadays is heavily backed by agreements in the Regulated environment. In a migration scenario for the Free Market, financing alternatives to new generation ventures should be implemented.

Also as a result of Public Consultation No. 33/2017, MME issued on April 5, 2019, the Ordinance No. 187/2019 (“Ordinance”), establishing a Working Group in order to develop proposals for the modernization of the energy sector, including: (i) market environment and feasibility mechanisms for the expansion of the energy system; (ii) pricing mechanisms; (iii) rationalization of costs and subsidies; (iv) Energy Reallocation Mechanism; (v) allocation of costs and risks; (vi) addition of new technologies; and (vii) sustainability of distribution services.

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

Distribution Tariffs

Distribution tariff rates are subject to review by ANEEL, which has the authority to adjust and review tariffs in response to changes in electricity purchase costs and market conditions. When adjusting distribution tariffs ANEEL divides the costs of distribution companies between: (i) costs that are beyond the control of the distributor (“Parcel A costs”); and (ii) costs that are under the control of distributors (“Parcel B costs”). The readjustment of tariffs is based on a formula that considers the division of costs between the two categories.

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

Sector Charges

In certain circumstances, power companies are compensated for assets used in connection with a concession if the concession is eventually revoked or not renewed. In 1971, the Brazilian Congress created the RGR Fund designed to provide funds for that compensation. In February 1999, ANEEL reviewed the assessment of a fee requiring all distribution companies and certain generation companies operating under public service concessions to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and the RGR Fund has been used principally to finance generation and distribution projects. With the introduction of Provisional Measure No. 517/10, converted in Law No. 12,431/11, the RGR Fund is scheduled to be phased out by 2035, and ANEEL is required to revise the tariff so that the consumer will receive some benefit from the termination of the RGR Fund. In accordance with Law No. 12,783/13, distribution concessions, transmission concessions granted after September 12, 2012 and all renewed generation and transmission concessions have not been required to pay RGR charges since January 2013. CCEE is now responsible for the management of the RGR Fund (starting on May 2017), according to Provisional Measure No. 735/16, converted into Law No. 13,360/16.

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

Law No. 13,299/16 amended the formula for calculation of the CCC Account relating to the Isolated System, previously provided by Law No. 12,111/09. According to Law No. 12,111/09, the amount of the reimbursement through the CCC Account is equal to the total cost of generation minus the total amount of energy utilized by the agent at the average unitary energy price determined at auctions of the Interconnected Power System. The law determined that the energy sector fees were to be included in the calculation of the average cost of energy in the Regulated Market. Provisional Measure No. 998/2020 (converted into Law No. 14,120, of 2021), in turn, sets forth the exclusion of the fees related to the average energy price from January 1, 2021 to December 31, 2029, increasing the value to be reimbursed to energy distributors in the Isolated System. Each year, from January 2021 to December 2029, 1/10 of the energy sector fees will be added to the average energy price until 2030, when the totality of the fees along with the transmission costs will be dully incorporated into the price again.

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

According to Order No. 2,901/18, the amount above should be considered in the CDE Account’s annual budget for 2019, for payment by CCEE in twelve monthly installments, updated by the IPCA until the date of payment.

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

Liquidation

The Bankruptcy Law, as amended by Law No. 14,112/20, changed the order in which claims are classified in the context of liquidation proceedings to the following order, which is set out in order of priority: (i) labor claims in general (limited to a maximum amount of 150 times the minimum monthly Brazilian wage per creditor) and labor claims related to indemnification for workplace accidents; (ii) claims of secured creditors (limited to the amount of the guarantee); (iii) tax claims; (iv) unsecured debts (creditors not mentioned in the preceding items, labor creditors whose claims exceed the 150-minimum monthly wages limitation, and secured creditors whose claims exceed the amount of their respective security); (v) contractual fines and monetary fines arising from the disobedience of statutes; and (vi) subordinated debts (as provided for by law or in an agreement, and creditors who are shareholders, quota holders or managers of the debtor company but not in the context of a labor relationship); and (vii) interest due after the declaration of bankruptcy.

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

Also, the Brazilian Government enacted Provisional Measure No. 988/2020 and created the COVID Account, as already described hereof. Below is a summary of the key items introduced by Provisional Measure No. 998/20:

•	Up to 70% of the funds for investment in research and development and energy efficiency not yet committed to projects will be allocated to the CDE between September 2020, and December 2025. The transfer remains subject to the regulations of ANEEL, and the purpose is to promote fee moderation and reduce part of the impact on electricity fees for costs related to the COVID Account, a mechanism between CCEE and domestic financial institutions to mitigate the effects of the pandemic for electricity distributors.

•	Seeking to rationalize the policy of industry subsidies and also in the context of efforts to avoid future rate increases due to the COVID-19 pandemic, the text provides for the gradual abolition of TUSD/TUST discounts, commonly referred to as “wire-fee discounts”, which currently benefit renewable energy projects.

•	New renewable generation projects will only be entitled to this benefit if they have requested a grant or change in installed capacity by September 1, 2021, and are expected to enter into commercial operation within four years after the date of issuance of the grant.

•	As a counterpart to the phasing out of the wire fee subsidy, the MP provides that the executive power of the Brazilian Government will define guidelines by September 2021 for the implementation of mechanisms to establish environmental benefits related to low emission of greenhouse gas by power projects.

•	The Provisional Measure extends to June 30, 2021 the deadline for state-owned energy concessionaires to hold auctions for the transfer of control and granting of new energy concessions. In addition, it provides for a simplified competitive process, in the event of an unsuccessful auction, to ensure the provision of electricity distribution services until the concession is transferred. In addition, it seeks to bring greater efficiency to the allocation of industry costs borne by state-owned energy concessionaires, such as the use of resources from RGR to partially indemnify distribution assets in operation at the time of privatization.

•	The Brazilian Government’s energy policy objectives to open the free market. For example, it sets forth guidelines for retailers segment consumers, subject to ANEEL regulations. It also allows for the concessionaire to suspend electricity to generators or retailers if they are no longer distributing the electricity.

•	Establishes measures to promote the development of the Brazilian nuclear industry, such as the planned auction of reserve generation capacity for the Angra III Thermonuclear Plant, held by Eletronuclear, which may receive a 50-year generation grant, with the possibility of renewal for another 20 years and benefit from a 40-year contract for the sale of electricity.

•	BNDES is expected to develop an economic and financial feasibility study of Angra III and its financing, which will be used to define the price of its power purchase agreements.

•	CNEN would transfer its shares in Indústrias Nucleares do Brasil S.A. (“INB”) and Nuclebrás Equipamentos Pesados S.A. (“Nuclep”) to the Brazilian Government. INB and Nuclep would redeem its shares held by private shareholders and become public companies linked to the MME.

Provisional Measure No. 998/20 was enacted on March 1, 2021.

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

Finally, Provisional Measure No. 950/2020 provided that certain consumers who are part of the regulated contracting environment must pay the remaining costs of financial transactions linked to coping measures adopted within the power sector through charges levied on their tariffs. The charge will be regulated by an act of the Brazilian executive branch.

The provisional measures aimed to mitigate the effects of the COVID-19 pandemic and preserve the sustainability of the power sector especially due to the decrease in revenue affecting power distribution concessionaries caused by the increase in consumer defaults and the decrease in power consumption.

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

C. Organizational Structure

As of December 31, 2020, we operated generation and transmission activities in Brazil through the following regional subsidiaries, Itaipu and 94 SPEs (including two outside of Brazil) and non-controlling interests in 25 companies:

•	Itaipu, a plant in which we and a Paraguayan governmental entity (ANDE) each hold a 50.0% interest and which we believe is one of the world’s largest hydroelectric plants by volume of energy generated;

•	Furnas, which engages in generation and transmission activities in the southeast and part of the midwest region of Brazil;

•	Chesf, which engages in generation and transmission in the northeast region of Brazil;

•	Eletronorte, which engages in generation, transmission and limited distribution activities in the northern region of Brazil;

•	Eletronuclear, which owns and operates two nuclear plants, Angra I and Angra II, and is constructing a third, Angra III;

•	Amazonas GT, which was transferred to Eletronorte in March 2020 and engages in generation and transmission activities in the State of Amazonas; and

•	CGT Eletrosul, which engages in transmission and generation activities in the State of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná.

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

As of December 31, 2020, we held a stake in 94 SPEs in Brazil, of which 71 are generation companies, 20 are transmission companies and 3 are service companies, mostly with a participation of up to 49.0% of the share capital, and 2 other partnerships in SPEs located outside of Brazil, as well as minority interests in 25 electricity companies.

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

On July 1, 2019, we transferred 49% of the shares of SPE Amazônia Eletronorte Transmissora de Energia - AETE to APAETE Participações em Transmissão S.A.

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

In January 2020, the sale of the SPE Centroeste de Minas to CEMIG was completed and in March 2020, we completed the closing of the sale of SPE Energia Olímpica.

In March 2020, we transferred 497,946,334 common shares to Eletronorte, representing the capital stock of Amazonas GT, as per the 176th Extraordinary General Meeting, for R$3,130.2 million.

In August 2020, we increased our capital stock in SPE Chapada do Piauí I Holding for R$17.1 million by issuing 17,150,000 common shares.

On May 12, 2020, 100% of the shares of Transmissora Delmiro Golveia Ltda. – TDG were merged into Chesf.

On September 3, 2020, we transferred all of our shares, or 49% of the capital stock of Manaus Transmissora de Energia S.A - MTE to Evoltz Participações S.A.

On October 9, 2020, we transferred all of our shares, or 49% of the capital stock of Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A. to Fundo de Investimentos e Participações Multi Estratégia Pirineus - FIP Pirineus.

On October 30, 2020, the SPEs Carnaúba I Eólica S.A.; Carnaúba II Eólica S.A.; Carnaúba III Eólica S.A.; Carnaúba V Eólica S.A.; Cervantes I Eólica S.A.; Cervantes II Eólica S.A. and Punaú I Eólica S.A., all belonging to Complexo Eólico Punaú, were wound up.

On November 30, 2020, we completed the transfer of all of our shares, or 78% of the capital stock of SPEs Santa Vitória do Palmar Holding S.A., Eólica Geribatú I S.A., Eólica Geribatú II S.A., Eólica Geribatú III S.A., Eólica Geribatú IV S.A., Eólica Geribatú V S.A., Eólica Geribatú VI S.A., Eólica Geribatú VII S.A., Eólica Geribatú VIII S.A., Eólica Geribatú IX S.A., Eólica Geribatú X S.A., Chuí Holding S.A., Eólica Chuí I S.A., Eólica Chuí II S.A., Eólica Chuí IV S.A., Eólica Chuí V S.A., Eólica Chuí VI S.A, Eólica Chuí VII S.A., Eólica Chuí IX S.A., Eólica Hermenegildo I S.A., Eólica Hermenegildo II S.A., Eólica Hermenegildo III S.A. to Omega Energia S.A. for R$618 million.

On December 22, 2020, the SPEs of Complexo Famosa III (Central Éólica Arara Azul Ltda., Cental Eólica Bentevi Ltda., Central Eólica Ouro Verde I Ltda., Central Eólica Ouro Verde II Ltda. and Central Eólica Ouro Verde III Ltda.) and Complexo Acaraú (Central Eólica Santa Rosa Ltda. and Central Eólica Uirapuru Ltda.) were merged into SPE Geradora Eólica Ventos de Angelim S.A.

On December 30, 2020, SPE Transmissora Sul Brasileira de Energia S.A. was merged into CGT Eletrosul.

D. Fixed Assets

Our principal assets consist of hydroelectric generation plants which are located all over Brazil. The book value of our total fixed assets as of December 31, 2020, December 31, 2019 and December 31, 2018 was R$32,663 million, R$33,316 million and R$32,370 million and R$27,966 million, respectively. As a result of the existing large hydroelectric power capacity still available in Brazil, we believe hydroelectric energy will continue to have a prominent role in providing for the growth in consumption of electrical energy.

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

The Eletrobras 5 Dimensions Program, provided for in the PDNG 2020-2024, was implemented in all of our companies in order to comply with international corporate governance standards and to strengthen the corporate integrity management. The Eletrobras 5 Dimensions Program is present in the PDNG 2021-2025, which provides, among the Strategic Guidelines, “Enhancing Governance and Corporate Integrity - Strengthening internal controls and corporate governance, ensuring business integrity.”

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

The structure of the “Eletrobras 5 Dimensions Program” is based on five elements that constitute the basis for developing a culture of integrity within the company, as shown in the following image:

Each element of the “Eletrobras 5 Dimensions Program” has a set of activities with different characteristics, including:

1.	Development of the Management Environment for the Compliance Program — To strengthen our governance structure, our Board of Directors approved in February 2016 the creation of a compliance board. The new compliance board is responsible for ensuring the compliance of our internal processes and controls with our internal regulations and Brazilian and foreign laws, in particular the FCPA, the Brazilian Anticorruption Law and our Code of Ethical Conduct and Integrity, mitigating risks and coordinating the corresponding activities in our subsidiaries. In addition, the compliance board is responsible for promoting the culture of compliance management and internal controls and supporting the “Eletrobras 5 Dimensions Program.” We highlight the following attributions of our compliance officers: (a) ensure procedural compliance and risk mitigation in our and our subsidiaries’ activities, prevent fraud and corruption, ensure compliance with internal regulations, standards and requirements included in the Law of Government-Controlled Companies; (b) promote our compliance program and take appropriate measures to investigate any complaints regarding any violation of such program; (c) prepare and issue guidelines for the evaluation of research activities and reduction of fraud and corruption risks, as well as corporate risks and internal controls, and follow the results for the report to our Board of Executive Officers and our Board of Directors.

2.	Periodic Analysis of the Risk Matrix — We prepared a fraud and corruption risks matrix (matriz de riscos de fraude e corrupção) for our group companies in 2017, mapping out the risks of fraud and corruption inherent in the business and any specificities considering that we are controlled by the Brazilian Government and may be the damaged party, as well as be liable for committing an illicit when dealing with other entities that are also part of the Brazilian Government’s administration. Based on the fraud risk assessment model (FRA), the risk identification and assessment process followed the steps of the corporate scenario assessment, risk benchmarking, and interviews with key corporate personnel. We identified risks, divided them into three pillars and subdivided into subcategories, depending on the nature and content of each risk. Subsequently, we applied techniques for risk analysis and classification, which will allow us to prioritize them by level of criticality and develop mitigating actions to direct efforts to the most critical issues as determined by our management. In 2018 and 2019, we and our subsidiaries used the base of fraud and corruption risk events for detail and subsequent prioritization, and in a joint effort with the proprietary risk areas we elaborated recommendations for mitigation actions and controls to be enforced. In 2020, we reviewed our risk factors for fraud and corruption, classifying them in terms of impact and probability. In addition, we promoted a series of mitigation actions to prevent or minimize the materialization of these risks.

In parallel, we developed a methodology to classify the level of fraud and corruption risk of our suppliers, establishing the concept of critical suppliers as part of an analysis of their ethics and integrity, to act in a preventive manner by means of monitoring actions.

3.	Structure and implementation of policies and procedures of our compliance program — In order to consolidate the guidelines established by our compliance program considering its maturity, relevant issues in the context of enhancement of compliance have been included in specific documents that show to stakeholders the principles and guidelines accepted by our companies. The guiding document of our compliance program is the Code of Ethical Conduct and Integrity. We also have some additional important documents of the program such as (i) the Anticorruption Policy of Eletrobras companies, which aims to reinforce our commitment to ethics and integrity in our internal and external relations, as well as establishing guidelines to ensure that the members of our governing bodies (councils and Board of Directors), employees, representatives and third parties comply with the requirements of applicable anticorruption laws and that the highest standards of legality and transparency are adopted while conducting business, (ii) the Conflict of Interest Management Policy of Eletrobras Companies, which aims to establish guidelines for members of governance boards, employees, representatives and third parties of Eletrobras companies in the prevention, identification and declaration of situations that may be classified as conflicts of interest, and to guide as to how to proceed in such cases, so that the conduct is always guided by the Principles of Ethics, Integrity and Transparency and aligned with the values of Eletrobras companies, and (iii) the Consequences Policy that aims to establish corporate commitment to fight against corruption, anticompetitive practices, conflicts of interest and other infractions and guide the application of consequences for actions and conduct in disagreement with our Code of Ethical Conduct and Integrity, the Compliance Program of our companies (Programa de Integridade das Empresas Eletrobras) and internal and legal standards. This policy is part of the new centralized complaint management and treatment process established at our companies.

In addition, some of our documents now provide for corporate integrity criteria to ensure that our compliance program is effectively applied and complied with within our activities subject to a higher risk of fraud and corruption. In this regard, we highlight the inclusion of a supplier integrity assessment as one of the guidelines of the new tenders and contracts rules of our companies (novo regulamento de licitações e contratos das empresas Eletrobras). In addition, the suppliers’ commitment to integrity has been included in the supply logistics policy for our companies (política de logística de suprimento das empresas Eletrobras) and in the supplier’s conduct guide (guia de conduta do fornecedor). We have also reviewed our sponsorship policy (política de patrocínios) and our representative nomination policy (política de indicações de representantes) to include integrity aspects in our relationship with these third parties.

Accordingly, we implemented certain integrity mechanisms to be adopted by our companies in order to standardize the Third Party Integrity Assessment process of our companies prior to establishing the relationship; they are:

suppliers, sponsorships, donations, partnerships, members of governance of our companies and new partners in SPE. In compliance with the guidelines of the Integrity Program, in 2020, our Integrity area carried out about 500 Integrity Assessments for: nominations for governance members, management nominations, sponsorships, donations, and partnerships.

4.	Effective Communication and training — We prepared the Integrity Program Training Plan (Compliance), with the objective of establishing training actions on a regular basis, in order to disseminate good practices of ethics and integrity, as well as to promote internalization and dissemination of the ethics and integrity commitments expressed in the Integrity Program’s policies and procedures and in the Code of Ethical Conduct and Integrity, with employees, senior management and other relationship public, enhancing the importance of establishing a mature integrity structure.

Among the actions carried out between 2018 and 2020 we highlight:

•	Annual training for our Senior Management and representatives of Subsidiaries, Affiliates and Partners (SPE). The Corporate Governance area maintains, within its Enhancement Program for Directors and Executive Officers, content related to Ethics and Integrity. The training includes lectures and workshops on Best Practices, promoting integration and exchange of experiences.

•	Annual online training on Integrity and Ethics offered by all of our subsidiaries to all employees. In 2018, we reached 88% of the employees of our companies. In 2019, we restructured and updated the course and reached 97% of the employees of our companies. At the end of 2020, we launched a new training course, focused on the adequacy of our companies in relation to the new data protection legislation, which was extended until 2021. In order to reinforce the concepts and guidelines that guide the Eletrobras 5 Dimensions Integrity Program (Compliance), this course is important to further a culture of integrity and ethical conduct, essential in the personal and professional daily lives of our employees, and adds real value to our companies, strengthening our image.

•	Integrated Governance, Risk and Compliance (GRC) Course, training the integrity teams, and other related areas, promoting integrated action between the second and third lines of defense.

•	Fraud and Corruption Risk Course at our subsidiaries, training the administration on the subject and clarifying the process of mapping and managing the risk of corruption in the company.

•	Every year we hold the corporate event “Integrity and Ethical Culture Week” in honor of International Anti-Corruption Day (December 9) with a series of training and awareness actions for staff as well as for external partners. In 2019 we promoted an innovative educational approach based on gamification that addressed the theme of compliance with collaborators in a challenging way. In 2020, the event was held online and joined by all our group companies. Daily lectures were held on topics such as: risk factors of fraud and corruption, conflicts of interest in the integrity program, ethical conduct in the virtual environment/social networks, ethical culture and diversity at our companies, as well as anti-harassment training.

•	In 2020, we launched a web series Eletrobras 5 Dimensions, composed of 6 animated short videos, with the main guidelines of the Integrity Program, established in its normative set, with emphasis on the Code of Ethical Conduct and Integrity, available to employees and also to the external public.

•	Annually, we promote specific training for the professionals working in the areas most exposed to the risk of fraud and corruption. In 2021 we are implementing an on-line, permanent training for integrity in the management and supervision of contracts of our companies, for professionals working in these functions, focusing on the integrity mechanisms adopted both in hiring and contract management, highlighting their role in ethical and integrity issues.

•	We carried out awareness actions with our suppliers including a training on Compliance at the Annual Suppliers Meeting of Eletrobras Companies and offering of informative materials (educational video and booklet) to guide the suppliers regarding the integrity guidelines in the relationship with us.

5.	Program monitoring, application of remediation measures and penalties—One of the most important measures taken by us to remedy our material weakness in internal controls was the improvement of the reports’ management and treatment (gestão e tratamento de denúncias) process, based on three guidelines: (i) centralization of the receipt and management of denounces; (ii) outsourcing the whistleblowing channel, that became independent; and (iii) the creation of an integrity system committee (comitê do sistema de integridade) with representatives of our companies’ for an unified management of reports, centralizing the investigation and the processes of accountability and remediation of complaints.

In 2020, we focused on the evolution in the monitoring processes of the Integrity Program with the approval of specific guidelines for monitoring the Program, through the application of systematic surveys, calculation and repository of information necessary for the analysis and control of the effectiveness of the mechanisms implemented and their continuous evolution, bringing greater reliability to reports and promoting integration between involved areas and between companies, thus ensuring the consolidation of the standardization of integrity processes.

Our companies’ internal audits started to include in their annual internal audit plan, an evaluation of the implementation of our compliance program, in order to ensure that the measures are being effective and achieving the expected results. We are also periodically evaluated by external oversight bodies, such as the CGU.

In the last two years, several actions were implemented to consolidate the program, which allowed us to:

•	Obtain the maximum score in the IG SEST Index for the third consecutive time, achieving the highest grade represents the fulfillment of all items of the dimensions: Management, Control and Audit; Transparency of Information; and Boards, Committees and Boards. The Eletrobras companies Chesf, CGTEE, Furnas, Eletronorte, Eletrosul, Eletronuclear and Amazonas GT also obtained a Level 1 (level of excellence) in certification;

•	Receive the certificate of Outstanding Program on State Governance from the B3;

•	Be one of the nine Brazilian companies to obtain the maximum score in the implementation of its integrity program, pursuant to a survey conducted by International Transparency with the 110 largest companies in Brazil;

•	Win the Ethics Award in Business, with the project “Integrity Mechanisms for Third Parties in Eletrobras Companies.” This is an initiative of the Brazilian Business Ethics Institute whose main objective is to foster ethics in the business environment through the construction and dissemination of best corporate practices;

•	Be listed for the 13th time in the Corporate Sustainability Index (ISE) of the B3, having been absent from the list only in 2017, after ten consecutive years in the portfolio.

•	We were one of the finalists for the Sustainable Development Objectives (SDS) award, in the “Large Company” category, with the “Integrity Program” case. This recognition confirms our commitment to sustainable development and our commitment to Agenda 2030 and new global challenges. The engagement with Agenda 2030 was an initiative of the pillar Challenge 22 ’Sustainable Performance’, in the PDNG 2019-2023.

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

In 2020, we acceded to a Plea Agreement with CGU, AGU, and Camargo Corrêa, in relation to projects in which we participate through our subsidiaries, directly or indirectly. We will receive the amount of R$166.9 million for losses incurred from the Lava Jato investigation. This agreement gives us the opportunity to receive part of the funds to which we are entitled, given the losses caused by the construction company, in addition to guaranteeing access to the information and documents obtained through this agreement, in order to assess whether there are other suitable compensation measures to be adopted, due to the illicit acts we were a victim of.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited Consolidated Financial Statements included elsewhere in this annual report. As of and for the year ended December 31, 2020, the information provided in this Item 5 in relation to the consolidated income statements for the years ended December 31, 2019 and 2018 were adjusted, where applicable, to give effect to on December 1, 2020 the CVM issued the Circular Letter CVM / SNC / SEP 04/2020 which relates specifically to the transmission activities in Brazil. The abovementioned Circular Letter does no conflict with IFRS 15 but provided further guidance in order to standardize the accounting treatment of transmission in Brazil due to its specific complexities related to the local regulatory environment and some diversity in policy. The main changes that affected us were related to the accounting model of the transmission assets related to the RBSE. Previously, the RBSE was classified as financial assets according to IFRS 9, and after the guidance provided by CVM the RBSE was adjustments to contract assets according to IFRS 15. Therefore, the fair value adjustments related to such assets were no longer applied. It is important to mention that the tariff review of RBSE that was made for the first time in 2020 (see further details in Note 17 to our Consolidated Financial Statements) brought some new information that made more clearer the definition of the RBSE as a contractual asset (previously such assets were considered an indemnification) and that brought new information that supported the treatment of such assets as contractual assets. Furthermore, we reviewed in the remuneration rate of its other transmission assets, considering the new criteria established in the guidance issued by CVM. Previously such assets were remunerated based on the Brazilian bonds (NTN) considering that the Brazilian government owns the concession and based upon our new guidance measured the assets in accordance with the implicit rate. For further information, see “Presentation of Financial and Other Information.”

Overview

Directly and through our subsidiaries, we are involved in the generation and transmission of electricity in Brazil. Our revenues derive mainly from:

•	the generation of electricity through our subsidiaries and its sale to electricity distribution companies and free consumers, which in 2020, 2019 and 2018 accounted for R$18,599 million, or 63.9%, R$20,125 million, or 69.3% and R$17,759 million, or 65.7% of our total net revenues, respectively. For the year ended December 31, 2020, of R$18,708 million in revenue, we derived R$3,982 million from operation and maintenance services provided. For the year ended December 31, 2020, generation accounted for R$18,708 million, or 64.3%, of our total net revenues, as compared to R$19,834 million, or 68.3%, for the year ended December 31, 2019 and R$17,434 million, or 64.6%, for the year ended December 31, 2018; and

•	the transmission of electricity, which in 2020, 2019 and 2018 accounted for R$12,248 million, or 42.1%, R$11,533 million, or 39.7% and R$11,020 million, or 40.3% of our total net revenues, respectively. In 2020, of R$10,439 million in revenue, we derived R$5,443 million from operation and maintenance services provided. For the year ended December 31, 2020, transmission accounted for R$10,439 million, or 35.9%, as compared to R$10,073 million, or 34.7% of our total net revenues for the year ended December 31, 2019, and R$9,625 million, or 36.7%, for the year ended December 31, 2018.

For the years ended December 31, 2017, 2018 and the first quarter of 2019, we also distributed electricity. As discussed below under “—Divestment of Distribution Companies,” we auctioned those distribution companies and their operations were classified as discontinued operations during these periods.

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

Generation Scaling Factor

Over the course of 2015, our industry discussed the financial effects of the GSF on the generation companies which are part of the MRE.

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

On September 9, 2020, Law No. 14,052 was published, which amended Law No. 13,203/2015, and established new conditions for the renegotiation of hydrological risk referring to the part of the costs incurred with the GSF, assumed by the owners of hydroelectric power plants participating in the Energy Reallocation Mechanism (MRE) since 2012, with the worsening of the water crisis.

On December 3, 2020, ANEEL Normative Resolution (REN) No. 895 of December 1, 2020 was published, establishing the methodology for calculating the compensation and the procedures for the renegotiation of the hydrological risk. To be eligible for the compensation provided for in Law No. 14,052, the owners of hydroelectric power plants participating in the MRE must (i) withdraw from the legal proceeding in connection with the exemption or mitigation of hydrological risks related to the MRE, (ii) waive any allegation of right on which the proceeding is based, (iii) not have renegotiated the hydrological risk for the respective part of the energy.

On March 1, 2021, CCEE presented the calculations for determining the extension of the concession. Our financial impact is R$3,976 million. However, due to the 7-year limitation on the extension of the concession term, we estimate a lower amount of approximately R$3,179 million.

On March 30, 2021, ANEEL’s Board of Directors, at its 10th Ordinary Public Meeting, accepted Furnas’ appeal on REN 895/2020, which produced at least two immediate effects: (i) the need for ANEEL to issue a new REN amending the text of REN 895/20, adapting it to the decision of ANEEL’s Board of Directors. The decision allows generation concessionaires to receive compensation for the years 2012, 2013 and 2014. As a result, ANEEL will send a request to CCEE to recalculate the GSF amounts of the companies, which will be reflected in the extension of the concessions; and (ii) due to the previous decision, it was not possible to proceed with the subsequent item on the agenda, which would be precisely to homologate the GSF amounts since they will be recalculated. On April 13, 2021, ANEEL Normative Resolution No. 930/2021 was published, amending REN 895/2020. There is still no definition if the deadlines provided for in REN 895/2020 will be observed in the new recalculation.

The figures presented by CCEE are still preliminary and when finalized they will be analyzed in the scope of IAS 38 - Intangible Assets and will be measured at fair value based on the parameters determined by ANEEL regulations, considering the expected future flows in this new concession period, as well as the compensation values calculated by CCEE. The amount to be recorded will also be subject to impairment analysis by our management.

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

On February 8, 2018, at our 170th Extraordinary Shareholders Meeting, our shareholders ratified their decision taken in 2016 to sell our six distribution companies, except we would retain one common share in each company, as well as the assumption by us of these distribution companies’ rights to the CCC Account and the CDE Account of R$8.4 billion, as adjusted, through June 30, 2017. The assets (and related liabilities) of Eletroacre, Ceron, Cepisa and Boa Vista Energia were classified as assets held for sale as of December 31, 2017, while those of Ceal and Amazonas D were classified as amounts held for sale as of December 31, 2018, in accordance with IFRS 5. The transfer of Ceal and Amazonas D impacted our results of operations and financial conditions as of and for the year ended December 31, 2019.

Through auctions on the B3, we auctioned our participation in Cepisa to Equatorial Energia for R$45.5 thousand (recognizing 100% of tariff flexibility losses and costs with people, materials, third party services and other expenses, in addition to the granting of a bonus of R$95 million). On July 26, 2018, we auctioned our participations in Eletroacre and Ceron to Energisa and to Oliveira Energia, respectively and, on August 30, 2018, we auctioned our participation in Boa Vista Energia also to Oliveira Energia, each for R$45.5 thousand (representing no gain). On December 10, 2018, we auctioned our participation in Amazonas D to the Oliveira Energia & Atem Consortium for R$45.5 thousand (representing no gain). We received approvals from CADE and ANEEL for the sale of Eletroacre, Cepisa, Amazonas D, Ceron and Boa Vista Energia and entered into sale agreements for each of those sales. The auction for the sale of our participation in Ceal was suspended in June 2018 as a result of an injunction granted by the STF, which was reversed in November 2018. Equatorial Energia won the auction for the sale of our participation in Ceal in December 2018 for R$45.5 thousand (representing no gain). In October 2018, Cepisa and Ceron were the first distribution companies for which we transferred control to their new shareholders. In December 2018, we transferred our control of Eletroacre and Boa Vista to their new shareholders. The transfer of control of Ceal took place in March 2019, after the sale was approved by CADE and ANEEL. In April 2019, we transferred our control of the last distribution company, Amazonas D, to its new shareholders, ending the sale process of our distribution companies.

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

Through resolution No. 2,725 of July 14, 2020, ANEEL established the RAPs for transmission concessionaires in the 2020-2021 cycle. For our companies, the total value of RAP in this cycle is R$14,586 million, an increase of approximately 26% in relation to the previous cycle. This value considers not only the extended contracts listed in the previous table, but all transmission facilities in operation, including the effect of the contracts tendered. This difference is mainly due to the result of the tariff review of the extended transmission contracts, and to the reincorporation of the Cost of Equity (Ke) to the financial component of the shielded base of the RBSE, after forfeiture of early relief that until then suspended part of these amounts due to preliminary decisions.

At the meeting held on February 10, 2021, ANEEL’s management discussed the possibility of deferring the payment of RBSE’s indemnities. The tariff review and readjustment processes of four of our distribution companies, scheduled for the commencement of public consultations and/or deliberations in March and April, refer to a potential impact of this re-profiling of the RBSE indemnities.

In ANEEL’s Executive Board Meeting that took place on April 22, 2021, a proposal for the re-profiling of RBSE’s financial component was approved. This decision foresees a reduction in the payment curve of these amounts between July/2021 and June/2023, and an increase in the flow of payments after July/2023, extending these installments until July/2028, preserving, however, the remuneration for the WACC. The new payment scheme will impact our short-term cash flow by approximately R$8 billion.

Brazilian Macroeconomic Conditions

Brazilian GDP

Due to the COVID-19 pandemic, Brazil’s GDP contracted by 4.1% for the year ended December 31, 2020, compared to 2019, as reported by the Central Bank using data provided by the IBGE. This decrease interrupted the growth of three years in a row, from 2017 to 2019, when the GDP accumulated a 4.6% increase.

For further information regarding risks relating to communicable diseases including the novel coronavirus, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent outbreak of the novel coronavirus.”

SELIC rate

As of December 31, 2018, the SELIC rate was 6.5% and as of December 31, 2019, the SELIC rate was 4.5%. In response to the COVID-19 outbreak, the SELIC rate was reduced to 2.0% on August 5, 2020, and raised to 2.75% starting March 18, 2021 where it remains as of the date of this annual report.

Inflation

From January 1, 2018 to December 31, 2018 the IGP-M inflation index increased by 7.54%. In the year ended December 31, 2019 the IGP-M inflation index increased by 7.30%. IGP-M inflation index for the year ended December 31, 2020 increased by 23.1%.

In 2018 the IPCA inflation index was 3.75%, which was below the target rate of 4.50% set by the CMN. For the year ended December 31, 2019, the inflation rate was 4.31%, compared to 4.52% for the year ended December 31, 2020.

Exchange rate

The real exchange rate was R$5.1961 against the U.S. dollar as of December 31, 2020, R$4.0307 as of December 31, 2019 and R$3.8748 as of December 31, 2018. For further information on how the real to U.S. dollar exchange rates affect our results, see “—Exchange Rate Variations.”

The following table shows data relating to Brazilian GDP growth, inflation and the real/U.S. dollar exchange rate for the periods indicated:

	Year Ended December 31,
	2020	2019	2018
GDP growth (contraction) rate	(4.1)%	1.4%	1.8%
Inflation/(deflation) (IGP-M)	23.14%	7.30%	7.54%
Inflation (IPCA)	4.52%	4.31%	3.75%
Appreciation (depreciation) of the real vs. the U.S. dollar	(28.9)%	(4.0)%	(17.1)%
Period-end exchange rate — U.S.$1.00	R$5.1967	R$4.0307	R$3.8748
Average exchange rate — U.S.$1.00	R$5.1578	R$3.9461	R$3.6558

Sources: Fundação Getúlio Vargas, Ipeadata, Instituto Brasileiro de Geografia e Estatística and the Central Bank.

Electric Power Market

Electricity consumption in Brazil decreased by 1.6% in the year ended December 31, 2020, compared to an increase of 1.4% in the year ended December 31, 2019 and 1.7% in the year ended December 31, 2018. In the year ended December 31, 2020, the decrease reflected decreases in commercial of 10.5% and industrial of 1.1% while residential consumption increased by 4.1%. According to the EPE, in the year ended December 31, 2020, the total power consumption in Brazil was 474 GWh, which represents an decrease of 1.6% compared to the year ended December 31, 2019.

The electric power consumption in Brazil by geographic region as of December 31, 2020 and 2019 is presented below:

Energy Consumption in the Network (GWh)

					Year ended December 31,
	Consumption Class				2020	2019	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
North	10,345	14,518	4,959	4,855	34,677	33,077	4.84
Northeast	30,610	21,131	13,207	16,236	81,183	82,979	(2.16)
Southeast	70,031	87,343	42,774	31,659	231,807	239,188	(3.09)
South	23,806	32,719	14,451	16,707	87,684	88,434	(0.85)
Mid-West	13,430	10,098	7,026	8,317	38,871	38,406	1.21

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

Due to the fact that the Brazilian generation industry largely uses hydro plants and the size of Brazil, the transmission cost is shared by all users. The transmission use of system charges is collected through a tariff for the use of the TUST.

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

IFRS 9 and IFRS 15

From January 1, 2018, we were required to adopt IFRS 9 and IFRS 15. We are not required to retrospectively apply IFRS 9 and IFRS 15 to any periods prior to January 1, 2018. IFRS 9 introduced changes to the measurement and classification of financial instruments, as well as changes to the method for calculating impairment of financial assets. IFRS 15 established a new method to recognize revenue from contracts with customers by applying a five-step analysis, including contract identification, performance obligation identification, transaction price determination, transaction price allocation and recognition of revenue. Our financial statements as of and for the years ended December 31, 2020, 2019 and 2018 reflect the adoption of IFRS 9 and IFRS 15.

Evaluation of Contractual Transmission Assets

According to the concession contracts, we are responsible for transporting the energy from the generation centers to the distribution points. To fulfill this responsibility, there are two distinct performance obligations: (i) to build and (ii) to maintain and operate the transmission infrastructure. By fulfilling these two performance obligations, the energy transmission company keeps its transmission infrastructure available to users and in return receives a remuneration called RAP, for the entire duration of the concession contract. These receipts amortize the investments made in this transmission infrastructure. Any unamortized investments generate the right to indemnity from the Concession Grantor (when provided for in the concession contract), which receives the entire transmission infrastructure at the end of the concession contract. The right to compensation for goods and services is conditional on compliance with performance obligations and not just the passage of time. As a result, the consideration is now classified as a contract asset, and, as performance is fulfilled, they are subsequently reclassified to accounts receivable from customers. Our transmission concessions are classified as contractual assets, including the assets associated with RBSE were revised as contractual assets in these financial statements.

The main assumptions for measuring the transmission contractual assets are the following: RAP revenue stipulated in the concession contract (bid auction or concession renewal); forecasted investment curve attached to the concession contract and depreciation rate considered in the concession contract; implicit rate of return of the contract obtained after pricing the margins by the expected RAP flow at the time of renewal or contractual conclusion in comparison with the expected or realized investment flow; and margin identification. The margins identified reflect the strategy for each concession, and vary according to various business factors at the time of each contract and impact on the formation of the contract asset. However, regardless of margins, costs are earned directly in the income, variable portion as a risk criterion using history and provision for indemnification of any residual balance after the end of the concession’s contractual term.

Current and deferred taxes assets and liabilities

The estimates of taxable income, the basis for the analysis of realization of net deferred tax assets are based on annual budgets and strategic plan, both reviewed periodically. However, future taxable income may be higher or lower than estimates made by management when the need to recognize or not the deferred tax asset amount was identified.

For 2020, with the incorporation of Eletrosul by CGTEE, the management of the subsidiary CGT Eletrosul carried out the studies for the recognition of the tax credit. Based on the completion of the corporate reorganization, on Eletrosul’s history of taxable profit and on the studies carried out that took into account the companies in the current corporate configuration, the subsidiary CGT Eletrosul met the necessary requirements, according to the current rules, for the purpose of recognizing deferred tax credits arising from accumulated tax losses and negative social contribution bases. Such amounts totaled credit recognized in the amount of R$1.5 billion.

For 2020, based on the future taxable profits and considering the historical evidence of taxable profits in recent years, we recognized deferred tax credits derived from temporary differences between the accounting and tax bases.

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

Basis of determination of compensation by the Brazilian Government on concessions

We adopt, for the concessions not yet renewed, the assumption that the assets can be returned at the end of the concession contracts, with the right to receive compensation from the Brazilian Government on investments not yet amortized at the lower of their net book value or the new estimated replacement value. In accordance with this assumption, for the concessions already renewed, we have recorded receivables from the Brazilian Government relating to the RBSE, the investments made after the basic design of power plants and transmission lines (modernization and improvements), and the thermal generation assets. These values are subject to approval by ANEEL. For further information regarding the effects of Law No. 12,783/2013, see note 3.1 to our Consolidated Financial Statements.

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

Provision for labor, tax and civil matters

Provisions for labor, tax and civil matters are based, on the evaluation of management and internal and external legal counsel. The provision amounts recognized based on the estimated amounts to settle the obligations. Contingent obligations do not result in recognition of provisions and the estimated possible losses are disclosed in our Consolidated Financial Statements. This assessment is supported by the judgment of management, along with its legal counsel, considering case law, decisions in the courts, the history of any agreements and decisions, the experience of management and legal counsel, as well as other relevant aspects. The provision for compulsory loans involves significant judgement related to: (i) difference in the base value resulting from the monetary restatement criteria, (ii) compensatory interest; and (iii) application of default interest (substantially the SELIC rate).

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

Foreign Exchange and Monetary Gain (Loss)

Foreign exchange gains (losses) mainly relate to our financial loan to Itaipu, as the underlying currency of this loan is the U.S. dollar, and this represents our largest exposure to foreign currency risk. A devaluation or depreciation of the real against the U.S. dollar increases our revenues, as it increases the value of our assets from Itaipu, although the effect of this contribution is netted out, as discussed above. An appreciation of the real decreases our revenues because it decreases the value of our assets from Itaipu, although the effect of this contribution is similarly netted out as a depreciation of the cost of construction of Itaipu.

IFRS 16

On January 1, 2019, we applied IFRS 16 - Leases, which establishes the principles for the recognition, measurement, presentation and disclosure of lease transactions, and requires lessees to account for all leases under a single balance sheet model, similar to the accounting for financial leases previously applied in accordance with IAS 17.

We opted for the modified retrospective approach in respect of IFRS 16, applying the effects of the initial adoption of these standards as adjustments to the opening balance of retained earnings on January 1, 2019 without the restatement of comparative information. Accordingly, the 2018 comparative balances are presented in accordance with the standards in force until 2018.

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

Please see note 41 to our Consolidated Financial Statements for information on revenues from external customers and intersegment revenues.

The following table shows our revenues and operating expenses as a percentage of net operating revenues with eliminations:

	Year Ended December 31,			Year Ended December 31,
	2020	2019(1)	2018(1)	2020	2019(1)	2018(1)
		(%)			(R$ thousands)
Revenues
Electricity sales:

Generation	76.6%	78.2%	76.8%	22,270,117	22,701,871	20,139,077
Transmission	42.1%	39.7%	39.3%	12,247,523	11,532,666	9,600,273
Other operating revenues	2.4%	2.6%	3.3%	710,591	768,764	869,183
Taxes on revenues	(14.8)%	(14.4)%	(13.4)%	(4,305,763)	(4,179,986)	(3,510,854)
Regulatory charges on revenues	(6.3)%	(6.1)%	(6.1)%	(1,841,955)	(1,781,186)	(1,592,933)
Net operating revenues	100.0%	100.0%	100.0%	29,080,513	29,042,129	26,214,853

Expenses
Operating expenses	(76.1)%	(70.4)%	(37.6)%	(22,143,258)	(20,441,343)	(9,141,899)
Financial income/(expenses), net	(5.7)%	(8.4)%	(1.7)%	(1,671,646)	(2,448,786)	(447,468)
Other revenues and expenditure	0.1%	0.1%	-	16,134	24,715	-
Gains/(losses) on results of affiliated companies	5.7%	3.6%	4.8%	1,670,903	1,041,071	1,304,023
Income before income tax and social contribution	23.9%	24.9%	64.0%	6,952,646	7,217,786	17,219,402
Income tax	(1.9)%	2.2%	(9.5)%	(565,333)	630,659	(2,562,934)
Net income of Continued Operations	22.0%	27.0%	54.4%	6,387,313	7,848,445	14,656,468
Net income (loss) of Discontinued Operations	-	11.3%	(0.4)%	-	3,284,975	(99,223)
Net income for the year	22.0%	38.3%	54.1%	6,387,313	11,133,420	14,557,245

(1)       We retrospectively adjusted our financial statements for the years ended December 31, 2019 and 2018 as set out in note 4.3.1 and 36 to our Consolidated Financial Statements regarding: (i) assets transmission - Existing Basic System Network (RBSE), until then classified as financial assets, starting to treat them as contract assets under the terms of CPC 47- Revenue from Contracts with Customers due to the fact that the adjustments were related to IFRS 15 which was implemented in 2018. As the adjustment relates to IFRS 15 which was implemented on 2018, we did not adjust the years ended December 31, 2017 and 2016.

The following table shows our revenues and operating expenses as a percentage of net operating revenues without inter-company eliminations:

	Year Ended December 31,			Year Ended December 31,
	2020	2019(1)	2018(1)	2020	2019(1)	2018(1)
		(%)			(R$ thousands)
Revenues
Electricity sales:
Generation	76.8%	78.8%	75.0%	22,619,622	23,723,380	20,502,046
Transmission	41.6%	38.3%	40.3%	12,247,523	11,532,666	11,020,487
Other operating revenues	2.5%	2.7%	3.3%	732,909	807,223	902,210
Taxes on revenues	(14.6)%	(13.9)%	(12.9)%	(4,305,763)	(4,179,986)	(3,510,854)
Regulatory charges on revenues	(6.3)%	(5.9)%	(5.8)%	(1,841,955)	(1,781,186)	(1,592,933)
Net operating revenues	100.0%	100.0%	100.0%	29,452,336	30,102,097	27,320,956
Expenses
Operating expenses	(74.8)%	(71.4)%	(27.4)%	(22,515,081)	(21,501,311)	(7,480,567)
Financial income/(expenses), net	(5.6)%	(8.1)%	(1.6)%	(1,671,646)	(2,448,786)	(447,468)
Other revenues and expenditure	0.1%	0.1%	6.5%	16,134	24,715	1,779,820
Gain (Loss) on results of affiliated companies	5.6%	3.5%	4.8%	1,670,903	1,041,071	1,304,023
Income (loss) before income tax and social contribution	23.1%	24.0%	82.3%	6,952,646	7,217,786	22,476,764
Income tax	(1.9)%	2.1%	(10.2)%	(565,333)	630,659	(2,562,934)
Net income of Continued Operations	21.2%	26.1%	72.9%	6,387,313	7,848,445	19,913,830
Net income (loss) of Discontinued Operations	-	10.9%	(0.4)%	-	3,284,975	(99,223)
Former Net income for the year	21.2%	37.0%	72.5%	6,387,313	11,133,420	19,814,607

(1)	We retrospectively adjusted our financial statements for the years ended December 31, 2019 and 2018 as set out in note 4.3.1 and 36 to our Consolidated Financial Statements regarding: (i) assets transmission - Existing Basic System Network (RBSE), until then classified as financial assets, starting to treat them as contract assets under the terms of CPC 47- Revenue from Contracts with Customers due to the fact that the adjustments were related to IFRS 15 which was implemented in 2018. As the adjustment relates to IFRS 15 which was implemented on 2018, we did not adjust the years ended December 31, 2017 and 2016.

Year ended December 31, 2020 compared to year ended December 31, 2019

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2020 increased by R$38 million, or 0.1%, to R$29,081 million in 2020 from R$29,042 million in 2019. This increase was principally due to the factors set out below.

Electricity Sales

Electricity sales for 2020 decreased by R$1,905 million, or 10.9%, to R$15,588 million in 2020 from R$17,493 million in 2019. This decrease was mainly due to the reduction in supply revenues due to the termination of existing energy contracts on the Regulated Market by Furnas and Eletronorte.

Operation and Maintenance of Revenue

Operation and maintenance of revenue for 2020 increased by R$$1,621 million, or 20.8%, to R$9,426 million in 2020 from R$7,804 million in 2019. This increase was mainly due to (i) the annual readjustment of the RAG in accordance with ANEEL Homologatory Resolutions No. 2587/2019 (2019-2020 cycle) and No. 2746/2020 (2020-2021 cycle) and (ii) an increase in the indemnity revenue for the payment of the Financial Compensation for the Use of Water Resources – (Compensação Financeira pela Utilização de Recursos Hídricos – CFURH).

Operating Costs and Expenses

Operating costs and expenses for 2020 increased by R$1,702 million, or 8.3%, to R$22,143 million in 2020 from R$20,441 million in 2019. This increase was primarily due to:

•	Operating provisions, which increased by R$5,368 million, or 267.6%, to an expense of R$7,374 million in 2020, from an expense of R$2,006 million in 2019, mainly due to: (i) an increase in contingency provisions in the amount of R$4,188 million, of which R$2,665 million relate to the compulsory loan proceedings related to (i) difference in principal resulting from the monetary adjustment criterion, (ii) reflex remuneration interest; and (iii) application of moratory interest (substantially the SELIC rate), (ii) a R$731 million contingency by Chesf, including a further provision of R$123 million related to the updating of the Factor K legal proceedings; and (iii) a R$109 million increase in provisions related to the GSF and a R$499 million contingency at Furnas, including R$260 million for labor, R$146 for regulatory and R$123 million for civil proceedings. In 2020, we recorded a provision of R$805 million for the line item “allowance for loan losses - consumers and resellers,” largely due to the debt owed by Amazonas D to Amazonas GT in the amount of R$359 million; and

•	Effect of periodic tariff review as from July 2020 in the amount of R$4,228 million, due to the approval of the tariff review for the transmission concessions extended under the terms of Law No. 12,783/2013, granted by ANEEL on June 30, 2020, which approved the new RAP for these concessions for the 2018-2023 tariff cycle in 2020.

This was partially off-set by:

•	Payroll and related charges, which decreased by R$1,299 million, or 15.7%, to an expense of R$6,979 million in 2020, from an expense of R$8,278 million in 2019, mainly due to lower costs from the dismissal of personnel in connection with the Consensual Dismissal Plans, which reflects partial effects due to the termination dates and certain obligations relating to the health insurance.

Financial Expense, net

Financial expenses net of financial income resulted in an expense of R$1,672 million in 2020 compared to an expense of R$2,449 million in 2019. This variation was substantially impacted by debt charges, which decreased by R$394 million, influenced by the reduction in the rates of the indexes in respect of interest payments. Another positive factor was the gain from derivatives, which generated revenues of R$332 million in 2020 compared to an expense of R$57 million in 2019, due to price of the assets provided for in the energy sale agreement entered into with Albras, which is mainly linked to the LME (Aluminum) and quotation of the U.S. dollar. This positive variation was partially impacted by the result of the net foreign exchange variation, which an expense of R$544 million in 2020 and a gain of R$35 million in 2019.

Results of Equity Method Investees

Our equity in the results of investments accounted for using the equity method for the administration segment increased by R$630 million, or 60.5%, to R$1,671 million in 2020 from R$1,041 million in 2019, mainly due to: (i) a positive variation in the result in the amount of R$744 million, in our share in the results of CTEEP in the amount of R$1.1 billion in the year ending December 31, 2020 compared to R$394 million in revenue, due to the effect of the periodic tariff review recorded in 2020. This impact was partially offset by: (ii) negative variation in the result in the amount of R$597 million, in our share in the results of Norte Energia in the amount of an expense of R$430 million in the year ended December 31, 2020 compared to an income of R$167 million, resulting from a reduction in PLD prices for contracts traded on the Regulated Market due to the COVID-19 pandemic, exposure resulting from the unwinding of contracts, the start of the amortization of project financings and an increase in depreciation, due to the entry into operation of generation power plants in the second half of 2019; and (iii) a negative variation in the result in the amount of R$213 million, in our share in the results of SPE Madeira Energia in the amount of R$622 million in the year ended December 31, 2020 compared to an amount of R$410 million, mainly due to the monetary variation (IGP-M + 23.14% in the year) applied to the amounts owed in respect of a the arbitration with the construction consortium, as well as the impact of the GSF in the amount of R$30 million, further complemented by the variation in debt.

Total income taxes and social contributions

The effective tax rate for 2020 was 8.1% compared to 8.7% in 2019. Income taxes and social contribution decreased by R$1,196 million, or 189.6%, to an expense of R$565 million in 2020 from income of R$631 million in 2019. This decrease was mainly due to the constitution of the RBNI deferred liabilities, other contracts due to the adoption of IFRS 15 - Contract assets, following the guidance in CVM Official Letter No. 004.2020, with the effects of the remeasurements, the Subsidiaries recalculated their deferred taxes, with the particularities of rates corresponding to each Subsidiary, generating a reduction in the amount of R$ 459,603 and the recognition of tax credits from CGT Eletrosul’s accumulated losses in the amount of R$1.53 billion.

Discontinued Operations

The results of our subsidiaries in the distribution segment are presented as discontinued operations for the years ended December 31, 2019 and 2018, as further described under “—Principal Factors Affecting our Financial Performance—Divestment of Distribution Companies.” We recorded a gain of R$3,285 million from our discontinued operations in the distribution segment in 2019 compared to no results from this line item in 2020. The gains from the sales of the subsidiaries reflected the net liabilities of the entities sold and the results of each, as explained in note 49 to our Consolidated Financial Statements.

Net Income (Loss)

As a result of the factors discussed above, we reported net income of R$6,387 million in 2020 compared to net income of R$11,133 million in 2019.

Results of Generation Segment

Net Operating Revenue

Net operating revenues for the generation segment decreased by R$1,126 million, or 5.7%, to R$18,708 million in 2020 from R$19,834 million in 2019 due to the factors set out below.

Electricity Sales

Electricity sales decreased by R$1,905 million, or 10.7%, to R$15,938 million in 2020 from R$17,843 million in 2019. This decrease was mainly due to: (i) the reduction in supply revenues due to the termination of existing energy contracts on the Regulated Market by Furnas and Eletronorte; (ii) a decrease of R$283 million in transfers from Itaipu; (iii) a decrease of R$177 million in Short-Term Electric Energy (CCEE); and (iv) a decrease in sales revenue on the Regulated Market.

Operating Costs and Expenses

Operating costs and expenses for the generation segment decreased by R$389 million, or 2.9%, to R$12,832 million in 2020 from R$13,221 million in 2019.

The primary drivers of this decrease in operating costs and expenses were payroll and related charges, which decreased by R$1,208 million, or 38.0%, to R$1,968 million in 2020 from R$3,176 million in 2019, mainly due to lower costs resulting from the dismissal of personnel in connection with the Consensual Dismissal Plans, which reflects partial effects due to the termination dates and certain obligations relating to the health insurance, reflecting the cost control policy with respect to addition payment for dangerous or overtime work established by us. This decrease was partially off-set by operating provisions, which increased by R$1,051 million, or 166.5%, to an expense of R$1,682 million in 2020, from an expense of R$630 million in 2019. This decrease was largely due to the increase in provisions due to the stoppage of operations in the Candiota III plant in the amount of R$127 million and an increase in the impairment provision in the amount of R$442 million.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment increased by R$366 million, or 3.6%, to R$10,439 million in 2020 from R$10.073 million in 2019 due the factor the remeasurement of transmission assets considering the new assumptions established in the guidance issued by the CVM.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment decreased by R$4,982 million, to R$445 million in 2020 from R$5,427 in 2019.

The primary drivers of the decrease in operating costs and expenses were:

•	Effect of periodic tariff review as from July 2020, in the amount of R$4,228 million, due to the approval of the tariff review for the transmission concessions extended under the terms of Law No. 12,783/2013, granted by ANEEL on June 30, 2020, which approved the new Permitted Annual Revenue (Receita Anual Permitida - RAP) of these concessions for the 2018-2023 tariff cycle;

•	Payroll and Related Charges, which decreased by R$1,299 million, or 15.7%, to an expense of R$6,979 million in 2020, from an expense of R$8,278 million in 2019, mainly due to lower costs resulting from the dismissal of personnel in connection with the Consensual Dismissal Plans, which reflects partial effects due to the termination dates and certain obligations relating to the health insurance, reflecting the cost control policy with respect to addition payment for dangerous or overtime work established by us.

Results of Administration Segment

Net Operating Revenues

Net operating revenues for the administration segment increased by R$111 million, or 56.8%, to R$305 million in 2020 from operating revenues of R$195 million in 2019.

Operating Costs and Expenses

Operating costs and expenses for the administration segment increased by R$6,385 million, or 223.8%, to R$9,238 million in 2020 from R$2,853 million in 2019, the operating provisions increased by R$3,942 million, to R$4,948 million in 2020 from R$1,005 million in 2019, mainly due to: (i) the increase in the Contingency Provision in the amount of R$2,033 million, with a large part of the amount referring to compulsory loan processes; (ii) the increase in the provision for investment losses, in the amount of R$520 million; and (iii) the increase in the provision for the implementation of shares (compulsory loan), in the amount of R$345.

Year ended December 31, 2019 compared to year ended December 31, 2018

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2019 increased by R$3,537 million, or 13.9%, to R$29,042 million in 2019 from R$25,505 million in 2018. This increase was principally due to the factors set out below.

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

Operating Costs and Expenses

Operating costs and expenses for 2019 increased by R$11,299 million, or 123.6%, to R$20,441 million in 2019 from R$9,142 million in 2018. This variation was primarily due to a decrease in operating provisions of R$8,501 million, or 130.9%, to an expense of R$2,006 million in 2019 from a gain of R$6,496 million in 2018. This variation occurred mainly due to the reversal of our impairment and onerous contract in respect of the Angra III plant in the amount of R$7,243 million in 2018 compared to a provision of R$462 million in 2019 as a result of the further eleven month delay in construction in 2018, due to an operational adjustment in the Angra III project.

Financial Expense, net

Financial expenses net of financial income resulted in an expense of R$2,449 million in 2019 compared to an expense of R$447 million in 2018. This variation was substantially impacted by the recognition of non-recurring financial income in 2018, largely due to an agreement entered into with Eletropaulo to terminate the legal dispute with us in the amount of R$1,064 million.

Total income taxes and social contributions

The effective tax rate for 2019 was 8.7% compared to 16.2% in 2018. Income taxes and social contribution increased by R$3,194 million, to income of R$631 million in 2019 from an expense of R$2,563 million in 2018. This increase was mainly due to the recognition of deferred tax credits at our subsidiaries Furnas and Chesf in the amounts of R$1,219 million and R$2,397 million, respectively. These balances correspond to the amounts of temporary differences of these subsidiaries. These amounts were recognized based on the future taxable profit scenarios and the historical evidence of taxable profit in recent years.

Discontinued Operations

The results of our subsidiaries in the distribution segment are presented as discontinued operations for the years ended December 31, 2019 and 2018 as further described under “—Principal Factors Affecting our Financial Performance—Divestment of Distribution Companies.” The gains incurred from our discontinued operations in the distribution segment increased by R$3,384 million, or 3,410.7%, to a profit of R$3,285 million in 2019 from a loss of R$99 million in 2018. This increase is largely due to our recognition of a non-recurring gain of R$4.4 billion, related to the reversal of the distribution companies’ negative equity. The gains from the sales of the subsidiaries reflected the net liabilities of the entities sold and the results of each, as explained in note 45 to our Consolidated Financial Statements.

Net Income (Loss)

As a result of the factors discussed above, we reported net income of R$11,133 million in 2019 compared to net income of R$14,601 million in 2018.

Results of Generation Segment

Net Operating Revenue

Net operating revenues for the generation segment increased by R$2,400 million, or 13.8%, to R$19,834 million in 2019 from R$17,434 million in 2018 due to the factors set out below.

Electricity Sales

Electricity sales increased by R$2,403 million, or 15.6%, to R$17,843 million in 2019 from R$15,439 million in 2018.  This increase was mainly due to: (i) the operational start-up of our Mauá 3 plant in the CCEAR – Electricity Trading in Regulated Environment; (ii) increased revenue from independent energy producers – (“PIEs”); and (iii) receipt of four gas plants (Caapiranga, Anamã, Anori and Codajás) following the decentralization of Amazonas D in December 2018.

Operating Costs and Expenses

Operating costs and expenses for the generation segment increased by R$10,047 million, or 316,4%, to R$13,221 million in 2019 from R$3,175 million in 2018.

The primary drivers of this increase in operating costs and expenses were:

•	operating provisions, which increased by R$7,221 million, or 109.6%, to an expense of R$631 million in 2019, from income of R$6,590 million in 2018, mainly due to the reversal of the impairment and onerous contract in respect of the Angra III plant in 2018 compared to a provision in 2019 as a result of the further eleven month delay in construction; and

•	fuel for electric power production, which increased by R$922 million, or 77.8%, to R$2,107 million in 2019 from R$1,185 million in 2018, mainly due to the assumption of the gas contract relating to our Mauá 3 plant and the increase in PIEs.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment increased by R$448 million, or 4.7%, to R$10,073 million in 2019 from R$9,626 million in 2018, due to the factors set out below.

Contractual financial revenue

Contractual financial revenue increased by R$837 million, or 16.7%, to R$5,852 million in 2019 from R$5,016 million in 2018 due to (i) a change in the asset base incorporating losses occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE, (ii) incorporation of the payment of the controversial “Ke” portion that was the subject of a judicial discussion since 2017, (iii) inclusion of the differences between the amount effectively received between 2018 and 2019 in the RAP in three annual installments and adjustment of the installments now updated in line with the IPCA.

Results of Administration Segment

Net Operating Revenues

Net operating revenues for the administration segment decreased by R$67 million, or 25.5%, to R$195 million in 2019 from operating revenues of R$261 million in 2018.

Operating Costs and Expenses

Operating costs and expenses for the administration segment increased by R$5,079 million, or 228.2%, to an expense of R$2,853 million in 2019 from income of R$2,226 million in 2018.

This increase was largely due to an increase in operating provisions, which increased by R$4,942 million, to an expense of R$1,005 million in 2019 from income of R$3,937 million in 2018, mainly due to the increase in contingency provisions in the amount of R$1,673 million largely related to compulsory loans.

B. Liquidity and Capital Resources

Our main sources of liquidity derive from the cash generated by our operations and from loans received from various sources, loans from third parties, including certain international agencies, and withdrawals of various investments we have made with Banco do Brasil, Caixa Econômica Federal and BNDES, with whom we are required by law to deposit any surplus cash assets. We also fund ourselves through bond offerings in the capital markets.

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

Some of our loans, financing and debenture agreements in the local market contain covenants and restrictive clauses. Our main covenants related to financial ratios refer to compliance with certain levels of these ratios: (i) Net Debt to EBITDA; (ii) Debt Service Coverage Ratio - ICSD; (iii) among others on a smaller scale existing in the contracts.

As for the covenants not associated with compliance with financial ratios, our main covenants include: (i) requirements for change of corporate control; (ii) compliance with licenses and authorizations; and (iii) limitation on significant sale of assets, among others.

However, it is important to note that covenants, whether associated with compliance with financial ratios, are not necessarily fully present in all of our and our subsidiaries’ agreements. Besides, they may reflect conditions, calculation protocols and limits dimensioned in a customized way according to the reality of each company of the group and contractual negotiations carried out at the time of the financing.

Our main uses of funds in the year ended December 31, 2020 were for investments in the amount of R$3.1 billion and debt charges of R$2,856 million. In the year ended December 31, 2019, our main uses of funds were for investments in the amount of R$3,328 million and debt charges of R$3,248 million. We meet these requirements with (1) cash and cash equivalents (R$287 million), (2) long-term financing (totaling R$6,176 million). Our management believes that we have sufficient sources of liquidity to meet our present financial commitments through the combined use of our operating cash flow, the receipt of indemnities already approved by the grantor as a result of Law No. 12,783/13, our issuances of debentures, and proceeds from loans and financings already contracted. Our Board of Directors has approved a strategic business plan aiming to reduce investments, sell administrative properties, sell certain SPEs, structure a tax planning strategy in order to optimize our tax costs and improve the use of tax credits.

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

Short-Term Debt

Our outstanding short-term debt serves many purposes, including supporting our working capital. As of December 31, 2020, our total debt due in the short-term, including accrued interest, amounted to R$11,411 million, compared to R$7,715 million as of December 31, 2019.

Long-Term Debt

Our outstanding long-term debt consists primarily of loans from financial institutions and offerings in the international capital markets. As of December 31, 2020, our consolidated long-term debt was R$35,591 million. As of December 31, 2019, our consolidated long-term debt was R$40,184 million.

Cash Flows

Cash flow of continued operations

	For the Year Ended December 31,
	2020	2019	2018
	(R$ thousands)
Net Cash Flows from Continued Operations:
Provided by operating activities	4,198,719	293,670	4,903,446
Provided by investing activities	2,441,552	3,263,691	451,454
Used in financing activities	(6,688,971)	(3,805,405)	(5,563,800)

Total continued operations	(48,700)	(248,044)	(208,900)

Cash flow of discontinued operations

	For the Year Ended December 31,
	2020	2019	2018
	(R$ thousands)
Net Cash Flows from Discontinued Operations:
Used in operating activities	-	(379,997)	(546,575)
Provided by (used in) investing activities	-	6,337	(30,146)
Provided by financing activities	-	414,724	549,046

Total discontinued operations	-	41,064	(27,675)

Cash Flow from Operating Activities — Continued Operations

Our cash flows from operating activities primarily result from:

•	the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices;

•	the payment of financial charges;

•	the payment of global reverse reserve charges;

•	amounts received from allowed annual revenue;

•	the payment of income taxes and social contributions;

•	amounts received from financial assets;

•	amounts received form remuneration of investments in ownership interests;

•	income received from investments in equity securities;

•	the payment of legal provisions;

•	judicial contingencies; and

•	restricted deposits for legal proceedings in cases where we are a plaintiff in a proceeding and are ordered to pay a deposit to the relevant court.

Cash flows from operating activities have been sufficient to meet operating and capital expenditures requirements during the periods under discussion.

In the year ended December 31, 2020, our cash flows provided by operating activities increased by R$3,905 million to R$4,199 million in 2020 from R$294 million in 2019. This increase was primarily due to the variation in liabilities associated to assets held for sale that decreased by R$6,910 million, to R$1,693 million in 2020 from R$8,602 million in 2019. In addition to an increase, we also had: (i) decrease in assets held for sale due in the amount of R$8,549 million; (ii) an increase in payment of interests in the amount of R$1,950 million; and (iii) an increase in Receipt of RAP and indemnities in the amount of R$1,784 million.

In the year ended December 31, 2019, our flows from operating activities decreased by R$4,610 million to R$294 million in 2019 from R$4,903 million in 2018. This decrease was primarily due to the variation in net cash provided after the adjustments for profit and loss that decreased by R$2,033 million, to R$367 million in 2019 from R$2,401 million in 2018. In addition to a decrease in net cash generated, we also had: (i) an increase income tax and social contribution due in the amount of R$1,119 million, and (ii) an increase in contingency payments in the amount of R$705 million.

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

In the year ended December 31, 2020, our cash flows from investing activities decreased by R$822 million to R$2,442 million in 2020 from R$3,264 million in 2019. This variation was largely due to a decrease in amounts received form loans and financings in the amount of R$766 million.

In the year ended December 31, 2019, our cash flows from investing activities increased by R$2,812 million to R$3,264 million in 2019 from R$451 million in 2018. This variation was largely due to an increase in amounts received form loans and financings in the amount of R$2,501 million, and an increase in sales and capital investments in equity investments in the amount of R$647 million This increase was partially offset by a decrease of R$823 million related to the acquisition of fixed assets.

Cash Flows from Financing Activities — Continued Operations

Our cash flows used in financing activities primarily reflect payments we make from short-term and long-term loans and financing (including the RGR Fund).

Our cash flows used in financing activities increased by R$2,884 million, to R$6,689 million in the year ended December 31, 2020 from an outflow of R$3,805 million in the year ended December 31, 2019. This variation was largely due to a reduction in the receipt of advances for future capital increase, in the amount of R$3,660 million.

Our cash flows used in financing activities decreased by R$1,758 million, to R$3,805 million in the year ended December 31, 2019 from an outflow of R$5,564 million in the year ended December 31, 2018. This variation was largely due to (i) an increase in loans and funding obtained/debentures obtained in the amount of R$5,755 million, and (ii) a cash receipt related to advances for future capital in the amount of R$3,660 million in 2019 that did not occur in 2018. This decrease was partially offset by the increase in loan repayment expenses in the amount of R$6.1 billion.

Cash Flows from Discontinued Operations

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

Relationship between Appropriated Retained Earnings and Cash Flows

As of December 31, 2020, our balance sheet reflected retained reserves of R$42,775 million, which consisted of our statutory reserves but do not include unpaid shareholders’ remuneration. See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Information—Policy on Dividend Distribution.”

Capital Expenditures

In the last three years, as set out in the table below, we invested an average of R$3,683.15 million per year in expansion, modernization, research, infrastructure and environmental quality, among others. Over the same period, we invested 55% in our generation segment, 32% in our transmission segment, 5% in our distribution segment and 8% in research, infrastructure and environmental quality.

	As of December 31,
Nature of Investments	2020	2019	2018
	(R$ millions)

Generation	1,304.26	893.09	677.37
Transmission	645.41	693.54	1,059.77
Distribution	—	-	330.84
Maintenance - Generation	423.78	486.68	351.11
Maintenance - Transmission	365.97	203.45	293.15
Maintenance — Distribution	—	-	202.79
Other (Research, Infrastructure and Environmental Quality)	269.01	211.21	421.67
Subtotal Own Investments	3,008.43	2,487.95	3,336.71

Generation	73.64	668.83	1,185.51
Transmission	39.68	171.13	77.55
Subtotal SPEs	113.32	839.96	1,263.06
Total	3,121.76	3,327.93	4,599.77

Our core business is the generation and transmission of energy and we intend to invest in these segments in the upcoming years.

Companies are, in general, selected to construct new generation units and transmission lines through a tender process or might purchase interests in existing projects. It is, therefore, difficult to predict the precise amounts that we will invest in these segments going forward. We invested R$1,011.39 million in the transmission segment through direct investments of our subsidiaries, which represented approximately 54% of our budget for 2020, aiming to modernize and automate the energy transmission system in Brazil. The failure to make investments in the transmission segment, including maintenance, was a reflection of the COVID-19 pandemic, due to supplier delays, problems with labor due to preventive measures, and high exchange rates, impacting bids and the granting of environmental licenses. In addition, we made investments in our generation business, in particular at our Angra III Nuclear Power Plant, in the amount of R$1,049 million in 2020, representing 99.7% of the total budget for 2020 with respect to the resumption of construction works at the Angra III plant. We made these payments through AFACs.

Through auctions on the B3, we auctioned our participation in Cepisa to Equatorial Energia for R$45.5 thousand (recognizing 100% of tariff flexibility losses and costs with people, materials, third party services and other expenses, in addition to the granting of a bonus of R$95 million). On July 26, 2018, we auctioned our participations in Eletroacre and Ceron to Energisa and to Oliveira Energia, respectively, and, on August 30, 2018, we auctioned our participation in Boa Vista Energia also to Oliveira Energia, each for R$45.5 thousand (representing no gain). On December 10, 2018, we auctioned our participation in Amazonas D to the Oliveira Energia & Atem Consortium for R$45.5 thousand (representing no gain).

We received approvals from CADE and ANEEL for the sale of Eletroacre, Cepisa, Amazonas D, Ceron and Boa Vista Energia and entered into sale agreements for each of those sales. The auction for the sale of our participation in Ceal was suspended in June 2018 as a result of an injunction granted by the STF, which was reversed in November 2018. Equatorial Energia won the auction for the sale of our participation in Ceal in December 2018 for R$45.5 thousand (representing no gain). In October 2018, Cepisa and Ceron were the first distribution companies for which we transferred control to their new shareholders. In December 2018, we transferred our control of Eletroacre and Boa Vista to their new shareholders. The transfer of control of Ceal took place in March 2019, after the sale was approved by CADE and ANEEL. In April 2019, we transferred our control of the last distribution company, Amazonas D, to its new shareholders, ending the sale process of our distribution companies.

Under the EPE’s 10 Year Plan, the EPE estimates that Brazil will have 200,154 km of transmission lines above 230 kV and 236 GW of installed generation capacity by 2030 from 186 GW as of December 31, 2021.

In accordance with our business plan prepared in December 2020, we believe that from 2021 to 2025 we will invest approximately R$41.1 billion in our business.

Our capital expenditures for fixed assets, intangible assets and concession assets for the years ended December 31, 2020, 2019 and 2018 were R$2.4 billion, R$2.0 billion and R$1.7 billion, respectively. These values are the expenditure values and do not match the cash flow amounts as amounts capitalized but not yet paid are not presented as cash flow.

C. Research and Development, Patents and Licenses

Research and Development

The main activities of research, development and innovation for our group are carried out by Cepel, a non-profit entity founded in 1974 by us and our subsidiaries: Chesf, Eletronorte, CGT Eletrosul and Furnas. Cepel is an advanced infrastructure for applied research in electric systems and equipment, aimed at designing and providing technological solutions especially for the generation, transmission, distribution and commercialization of electric energy in Brazil.

We are the primary sponsor and provide technical support for Cepel. We coordinate important national programs such as Proinfa and the Reluz programs (efficient public lighting). With Cepel’s technical support we also coordinate national programs such as Procel and Luz para Todos Program (Light for All).

Cepel also collaborates in the formulation of the Brazilian energy and decennial power plans. In order to support its research activities, Cepel has a complex of 34 laboratories, some of them accredited by the Brazilian National Metrology Institute (Instituto Nacional de Metrologia — InMetro), these laboratories can perform a wide variety of experiments, technology services and tests. Noteworthy are the laboratories of high-voltage and high-power (the largest of their kind in the southern hemisphere) and the laboratory of ultra-high voltage. In addition, the center has a reference demonstration unit: CRESESB, to promote the use of solar and wind energy. Following the guidelines of the Committee of Technological Policies (CPT), Cepel prioritizes strategic and structuring projects, distributed among six main research areas, each one carried on by specific department: (i) DEA: Energy Optimization and Environment; (ii) DRE: Electrical Networks; (iii) DAS: Systems Automation; (iv) DLE: Transmission Lines and Equipment; (v) DME: Materials, Energy Efficiency and Complementary Generation; and (vi) Laboratories (Experimental Research): DLA and DLF Departments.

Cepel’s activities have important role in supporting to our core business of generation, transmission and commercialization of electric energy.

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

Eletronorte has registered “Eletronorte” as a trademark with the INPI. Eletronorte has 16 patents granted with the INPI (of a total of 70 requests), seven of which were granted in 2020: “Tool for assembling and disassembling solenoid valves”, “Set of tools for fixing inserts of various types of bearings”, “Tool for assembling and disassembling hydraulic jack for high-voltage circuit breaker”, “Biomass gasification reactor and its applications”, “Optical proximity sensor without mechanical contact applied to ferromagnetic materials”, “ Vacuum circuit breaker removal and insertion trolley and method”, and “Structure for lifting grid for fish removal”. In addition, Eletronorte has twenty-six computer programs effectively registered with the INPI.

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

Cepel has seven patents granted by INPI, one of which is also internationally granted by the United States Patent Office and the European Patent Office, one design patent granted by INPI and another eight patents pending at INPI.

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

At CGT Eletrosul, we maintain operational risk insurance for equipment and civil structures of plants and substations, and administrative addresses (all risks); national transportation insurance (land, air and sea) for own assets; group life insurance for all active employees and directors; personal accident insurance for young apprentices and interns; civil liability insurance for directors, officers, administrators, managers and/or delegated employees (D&O); general liability insurance (RCG) for the Candiota Thermoelectric Complex; bid bond insurance and judicial guarantee insurance for tax, civil and labor lawsuits, as well as for the construction and construction of new buildings. delegated (D&O); general liability insurance (RCG) for the Candiota Thermoelectric Complex; bid bond insurance and judicial guarantee insurance for tax, civil or labor lawsuits.

At Amazonas GT, we maintain operational insurance on machinery in operation; fire insurance (headquarters building), group life insurance for all active employees and directors, and management liability insurance (D&O).

At CEPEL, we maintain property insurance, including coverage of building infrastructure, laboratory and equipment, and vehicle insurance; and group life insurance for employees and directors.

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

D. Trend Information

Our management has identified the following key trends, which contain certain forward-looking information and should be read in conjunction with “Cautionary Statement Regarding Forward-Looking Information” and “Item 3.D Key Information—Risk Factors.” We believe these trends will allow us to continue to grow our business and further improve our corporate image:

•	electricity is in constant demand: unlike certain industries which are particularly vulnerable to cyclical conditions in the market and/or seasonality, the demand for electricity is constant. We believe we will continue to have the ability to set tariffs in accordance with market conditions, particularly in the generation segment. Although tariffs in the transmission segment are monetarily restated by the Regulatory Agency each year, they are periodically reviewed by ANEEL, which recalculates the costs for the efficient operation and maintenance of the system managed by the transmission company;

•	revenues from third parties for maintenance of facilities: although the core of our business will remain the generation and transmission segments, we have successfully increased our revenues in recent periods by using our expertise to provide maintenance services for other companies in our industry;

•	an increasing focus on environmental, health and safety concerns: there is a trend in Brazil and globally towards increasing concerns for the protection of the environment. This impacts us in various ways, including dealing with social and political issues that may arise when we seek to construct new facilities (particularly in remote areas of Brazil) and reduced carbon emission targets from facilities that rely on fossil fuel. One of the key challenges for us will be to balance these environmental concerns against the growth of our business, as these concerns naturally can increase cost pressures. There is also an increasing trend in Brazil towards more stringent health and safety requirements with respect to operating permits for our facilities, which similarly imposes cost pressure challenges on our business. A sign of this trend is the approval in 2015 by the United Nations of the Agenda 2030 for Sustainable Development, which the Brazilian government promptly undertook and issued Decree No. 8,892/2016, which creates the National Commission for the Sustainable Development Goals, with the purpose of internalizing, diffusing and giving transparency to the implementation of the Agenda 2030;

•	effect of Law No. 12,783/13: Law No. 12,783/13 will continue to affect the way we account for our concessions. We may decide to renew additional contracts for the maximum period of 30 years at significantly lower tariff levels. As a result, we may continue to write down the value of our renewed concessions and record “onerous contracts” in cash flow; and

•	effect of COVID-19: The COVID-19 virus continues to impact worldwide economic activity and poses the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. As of the date of this annual report, we have had impacts at certain of our operations due to specific local restrictions in some states, based on government decisions to establish quarantines, as well as the measures we put in place to protect the health and safety of our employees. COVID-19 may have an adverse effect on our operations and, given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition.

•	Generation: The impacts on the Brazilian electricity sector resulting from the COVID-19 crisis in the Generation segment resulted in reduced demand, reduced prices in the Electricity Markets (free and short-term environment) and a slight contractual instability in the Regulated (ACR) and Free (ACL) Contracting Environments. Regarding the impacts of the reduction of the energy load, there was a sharp decrease in the average load until the end of May due to the social isolation period that started in mid-March 2020. Since June, we have seen a tendency for growth in energy consumption, motivated by temperature variations and the beginning of the relaxation of isolation measures in some states. By the end of September, we noticed a recovery of energy consumption with signs of a recovery in the economy with a 4% increase in monthly energy consumption compared to September 2019, although in the annual comparison there was a reduction of about 1.6%. In addition, there is a reduction in inflows, mainly in the Southeast, South and North, which considerably raised the Price for Settlement of Differences (PLD) and ACL prices in the last quarter of 2020.

Our generation assets operated as usual since the beginning of the COVID-19 pandemic despite the pandemic. We adopted several measures in order to guarantee the safety and continuity of the services, in addition to the creation of protocols related to the operation and maintenance of the assets. We revised our 2020 maintenance planning, focusing only on the services necessary to guarantee the performance and reliability of the equipment. In addition, our Crisis Committee created after the beginning of the COVID-19 pandemic formulated strategies and priorities to ensure the continuity of essential services, together with the inspection of the situation of the teams involved. These measures allowed us to continue our operations during the COVID-19 pandemic, contributing to the security of the National Interconnected System and mitigating the risks of contamination of our technical teams. We also monitored the potential impacts on our commercialization businesses, executed in the ACR and ACL, with the monitoring of communications of unforeseeable circumstances or force majeure; renegotiation requests; counterparties’ credit risk; ability to honor payments under contracts; and default. Few renegotiations were carried out on contracts signed in the free market, in any case without any losses for our group companies.

Excluding Amazonas D’s default with Amazonas GT which was an atypical and isolated situation that does not have a direct relationship with the COVID-19 pandemic, in 2020 there were no significant defaults in our existing contracts in the ACR, in the ACL, in the quotas of physical guarantee, Itaipu, Proinfa and Eletronuclear. It is worth mentioning that, in the regulated environment, MME and ANEEL adopted systemic solutions, such as the creation of the COVID Account increasing the payment capacity of energy distribution companies. Accordingly, even though the COVID-19 pandemic has had a negative impact on the energy market, there were no relevant effects on our electric energy trading business, as the results were in line with our budget.

•	Transmission: With the COVID-19 pandemic and the need to preserve the health of our employees, we have implemented strict protocols for the execution of operational and maintenance activities. We published our COVID-19 Contingency Protocol applicable to operating and maintenance shares in March 2020. In April 2020, we issued our Security Protocol for the Implementation of Generation and Transmission Projects. Both measures aimed at preserving the essential electricity services and the health of our employees. Among the several challenges, we highlight the contamination of employees in the field; postponement of the deadlines for the supply of materials and equipment; increase in the offered values in the bids; slow pace of implementation services as a result of the contamination prevention protocols; and recurring work stoppages due to several factors, all linked to the COVID-19 pandemic. Demonstrating their capacity and resilience, our group companies, even in the midst of all the adversities of the pandemic, managed to overcome any delays in carrying out non-emergency maintenance, given the preventive measures defined by the protocols, throughout the second half of 2020, when maintenance planning returned to normal pre-pandemic levels. Despite the COVID-19 pandemic, in 2020, we began operations at 26 large transmission projects, which added about 150 km of new Transmission Lines to the National Interconnected System (SIN) and about 1,217 MVA in transmission capacity aggregating additional Annual Permitted Revenue (RAP) in approximately R$116 million. Of these projects, 23 were completed between March and December 2020, during the COVID-19 pandemic. Three actions were essential to face the COVID-19 pandemic: (i) installation of remote monitoring of substations; (ii) meetings with suppliers coordinated by us to resolve the main obstacles in the implementation of the works and the constant monitoring of the projects; and (iii) holding workshops to share best practices and solve common problems. In June 2020, ANEEL recognized part of the impacts that the COVID-19 pandemic caused in the sector, through the publication of Authorizing Resolution No. 8,926/2020, which allowed the extension of deadlines for the commercial operation of electricity transmission projects until four months, as a measure to cope with the effects of COVID-19. Currently we have a total of six projects with a time schedule extended up to four months based on this resolution.

For further information regarding risks relating to communicable diseases including the novel coronavirus, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent outbreak of the novel coronavirus.”

E. Off-Balance Sheet Arrangements

We act as guarantor, in proportion to our equity interests, in several projects whose guaranteed amounts are described below in R$ thousands as of December 31, 2020:

Guarantor	Borrower/Issuer	Project	Financing Bank	Modality	Equity Interest	Value of Financing	Value of Provision
						R$ thousands
NON-CONTROLLED COMPANIES

Eletrobras	Eletrobras	UHE Belo Monte - Norte Energia	BNDES	SPE	15.00%	2,025	2,455
			CEF	SPE	15.00%	1,050	1,388
			BTG Pactual	SPE	15.00%	300	397
	Eletronorte		BNDES	SPE	19.98%	2,697	3,271
			CEF	SPE	19.98%	1,399	1,849
			BTG Pactual	SPE	19.98%	400	528
	Chesf		BNDES	SPE	15.00%	2,025	2,455
			CEF	SPE	15.00%	1,050	1,388
			BTG Pactual	SPE	15.00%	300	397
						11,246	14,127

Eletrobras	Furnas	UHE Santo Antônio	BNDES Direct Original	SPE	43.06%	1,332	1,808
			BNDES Direct Supplementary	SPE	43.06%	428	591
			BNDES Transfer Original	SPE	43.06%	1,310	1,902
			BNDES Transfer Supplementary	SPE	43.06%	428	613
			BASA	SPE	43.06%	217	243
			Issuance of Debentures	SPE	43.06%	181	145
			Issuance of Debentures	SPE	43.06%	301	413
Furnas			Issuance of Debentures	SPE	43.06%	680	1.688
						4,877	7,403

Eletrobras	CGT Eletrosul	UHE Jirau - ESBR	BNDES	SPE	20.00%	727	836
			BNDES	SPE	20.00%	220	228
			BNDES Transfer	SPE	20.00%	717	847
			BNDES Transfer	SPE	20.00%	220	231
	Chesf		BNDES	SPE	20.00%	727	836
			BNDES	SPE	20.00%	220	228
			BNDES Transfer	SPE	20.00%	717	847
			BNDES Transfer	SPE	20.00%	220	231
						3,768	4,284

Eletrobras	CGT Eletrosul	Teles Pires	BNDES	SPE	24.50%	297	300
			BNDES/Banco do Brasil	SPE	24.50%	294	297
			Issuance of Debentures	SPE	24.50%	161	146
	Furnas		BNDES	SPE	24.50%	297	300
			BNDES/Banco do Brasil	SPE	24.50%	294	297
			Issuance of Debentures	SPE	24.50%	161	146
						1,503	1,486

Eletrobras	Eletronorte	Belo Monte Transmissora de Energia S.A.	BNDES Transfer	SPE	24.50%	214	221
	Furnas		BNDES Transfer	SPE	24.50%	214	221
Eletronorte	Eletronorte		Issuance of Debentures	SPE	24.50%	142	164
Furnas	Furnas		Issuance of Debentures	SPE	24.50%	142	164
						713	771

Eletrobras	Eletronorte	UHE Sinop	BNDES	SPE	24.50%	256	284
	Chesf		BNDES	SPE	24.50%	256	284
Chesf	Chesf		Issuance of Debentures	SPE	24.50%	58	67
Eletronorte	Eletronorte		Issuance of Debentures	SPE	24.50%	58	67
						628	701

Eletrobras	Furnas	Empresa de Energia São Manoel	BNDES	SPE	33.33%	438	536
Furnas	Furnas		Issuance of Debentures	SPE	33.33%	113	109
						551	645

Eletrobras	Eletronorte	Norte Brasil Transmissora	Issuance of Debentures	SPE	49.00%	98	138
						98	138

Eletrobras	Chesf	IE Garanhuns S/A	BNDES	SPE	49.00%	175	92
						175	92

Eletrobras	Eletrobras	Chapada do Piauí I	BNDES	SPE	49.00%	74	74
						74	74

Eletrobras	Eletrobras	Chapada do Piauí II	BNDES	SPE	49.00%	95	87
						95	87

Eletrobras	Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	8	8
						8	8

Eletrobras	FIP Pirineus	Mangue Seco 2	BNB	SPE	49.00%	41	30
						41	30

Eletrobras	Omega Energia	Eólica Chuí IX S/A	BNDES	SPE	99.99%	32	27
			BRDE	SPE	99.99%	14	12
						45	38

Eletrobras	Omega Energia	Eólica Hermenegildo	BNDES	SPE	99.99%	112	94
			BRDE	SPE	99.99%	48	40
			BNDES	SPE	99.99%	110	92
			BRDE	SPE	99.99%	48	40
			BNDES	SPE	99.99%	93	78
			BRDE	SPE	99.99%	41	34
						451	380

Eletrobras	Omega Energia	Santa Vitória do Palmar Holding S.A.	BNDES	SPE	49.00%	198	176
			BRDE	SPE	49.00%	98	89
			Issuance of Debentures	SPE	49.00%	44	49
						340	313

Guarantees of Non-Controlled Companies						24,614,629	30,575,674

Guarantor	Borrower/Issuer	Project	Financing Bank	Modality	Equity Interest	Value of Financing	Value of Provision
						R$ thousands
CONTROLLED COMPANIES

Eletrobras	Eletronuclear	Angra III	BNDES	Corporate	100.00%	6.181	3,515
Eletronuclear			CEF	Corporate	100.00%	3.800	3,112
						9.981	6,627

Eletrobras	Eletronorte	Reinforcement of the Working Capital Structure 3	Bradesco	Corporate	100.00%	1.000	1,006
						1.000	1,006

Eletrobras	Furnas	Others 2	Issuance of Debentures	Corporate	100.00%	800	832
Eletrobras	Furnas	Others 1	Issuance of Debentures	Corporate	100.00%	450	451
						1.250	1,284

Eletrobras	Eletronorte	Belo Monte Transmissora de Energia S.A.	State Grid Brazil S.A.	Corporate	100.00%	295	399
	Furnas			Corporate	100.00%	295	399
						589	798

Eletrobras	Furnas	Others	Banco do Brasil	Corporate	100.00%	750	710
						750	710

Eletronorte	Amazonas GT	Others	Issuance of Debentures	Corporate	100.00%	500	557
						500	557

Eletrobras	CGT Eletrosul	Corporate Projects CGT Eletrosul	Banco do Brasil	Corporate	100.00%	250	83
			FIDC DI	Corporate	100.00%	690	333
						940	417

Eletrobras	Chesf	Corporate Projects Chesf	BNDES	Corporate	100.00%	728	277
			BNDES	Corporate	100.00%	475	126
			CEF	Corporate	100.00%	200	38
						1.403	441

Furnas	Furnas	Modernization of Furnas and Luiz Carlos Barreto de Carvalho UHEs	BID	Corporate	100.00%	428	432
						428	432

Eletrobras	Furnas	UHE Simplício	BNDES	Corporate	100.00%	1.034	433
						1.034	433

Eletrobras	CGT Eletrosul	Livramento Wind Complex - Entorno II	KfW	Corporate	100.00%	282	340
						282	340

Eletrobras	Eletronorte	Reinforcement of the Working Capital Structure 2	Banco do Brasil	Corporate	100.00%	405	258
						405	258

CGT Eletrosul	CGT Eletrosul	Transmissora Sul Litorânea de Energia	BNDES	SPE	51.00%	252	197
			Issuance of Debentures	SPE	51.00%	77	81
						329	278

Eletrobras	Furnas	Corporate Financing	Banco do Brasil	Corporate	100.00%	400	152
						400	152

Eletrobras	CGT Eletrosul	UHE Mauá	BNDES	Corporate	100.00%	182	100
			BNDES/Banco do Brasil	Corporate	100.00%	182	90
						365	190

Eletrobras	Furnas	Plan of Investiments 2012-2014	BNDES	Corporate	100.00%	441	172
						441	172

Eletrobras	Eletronorte	Linha Verde Transmissora	BASA	Corporate	100.00%	185	167
						185	167

Eletrobras	Chesf	Eólicas Casa Nova II e III	BNB	Corporate	100.00%	158	166
						158	166

Chesf	Chesf	TDG	BNB	Corporate	100.00%	61	51
			BNB	Corporate	100.00%	119	106
						180	157

Eletrobras	CGT Eletrosul	UHE São Domingos	BNDES	Corporate	100.00%	207	127
						207	127

Eletrobras	CGT Eletrosul	Transmissora Sul Brasileira de Energia S.A.	Issuance of Debentures	Corporate	100.00%	78	117
						78	117

Eletrobras	Furnas	UHE Batalha	BNDES	Corporate	100.00%	224	98
						224	98

Eletrobras	CGT Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	183	85
			BNDES	Corporate	100.00%	15	7
						198	92

Eletrobras	Furnas	Inovation Projects	FINEP	Corporate	100.00%	269	69
						269	69

Eletrobras	Chesf	Corporate Transmission Projects	BNB	Corporate	100.00%	156	130
						156	130

Eletrobras	CGT Eletrosul	RS Energia	BNDES	Corporate	100.00%	126	11
			BNDES	Corporate	100.00%	42	22
			BNDES	Corporate	100.00%	9	5
			BNDES	Corporate	100.00%	12	6
						190	44

Eletrobras	Furnas	UHE Baguari	BNDES	Corporate	100.00%	60	24
						60	24

CGT Eletrosul	CGT Eletrosul	Expansion of the Sistema Sul de Transmissão	BNDES	Corporate	100.00%	29	21
						29	21

CGT Eletrosul	CGT Eletrosul	Brazil-Uruguay Interconnection	BNDES	Corporate	100.00%	22	16
						22	16

Eletrobras	CGT Eletrosul	SC Energia	BNDES	Corporate	100.00%	67	3
						67	3

Guarantees of Controlled Companies						22,119,257	15,324,769

		Total				46,733,886	45,900,443

Guarantor	Borrower/Issuer	Project	Financing Bank	Modality	Equity Interest	Value of Financing	Value of Provision
						R$ thousands
NON-CONTROLLED COMPANIES

Eletrobras	Eletrobras	UHE Belo Monte - Norte Energia	BNDES	SPE	15.00%	2,025	2,455
			CEF	SPE	15.00%	1,050	1,388
			BTG Pactual	SPE	15.00%	300	397
	Eletronorte		BNDES	SPE	19.98%	2,697	3,271
			CEF	SPE	19.98%	1,399	1,849
			BTG Pactual	SPE	19.98%	400	528
	Chesf		BNDES	SPE	15.00%	2,025	2,455
			CEF	SPE	15.00%	1,050	1,388
			BTG Pactual	SPE	15.00%	300	397
						11,246	14,127

Eletrobras	Furnas	UHE Santo Antônio	BNDES Direct Original	SPE	43.06%	1,332	1,808
			BNDES Direct Supplementary	SPE	43.06%	428	591
			BNDES Transfer Original	SPE	43.06%	1,310	1,902
			BNDES Transfer Supplementary	SPE	43.06%	428	613
			BASA	SPE	43.06%	217	243
			Issuance of Debentures	SPE	43.06%	181	145
			Issuance of Debentures	SPE	43.06%	301	413
Furnas			Issuance of Debentures	SPE	43.06%	680	1.688
						4,877	7,403

Eletrobras	CGT Eletrosul	UHE Jirau - ESBR	BNDES	SPE	20.00%	727	836
			BNDES	SPE	20.00%	220	228
			BNDES Transfer	SPE	20.00%	717	847
			BNDES Transfer	SPE	20.00%	220	231
	Chesf		BNDES	SPE	20.00%	727	836
			BNDES	SPE	20.00%	220	228
			BNDES Transfer	SPE	20.00%	717	847
			BNDES Transfer	SPE	20.00%	220	231
						3,768	4,284

Eletrobras	CGT Eletrosul	Teles Pires	BNDES	SPE	24.50%	297	300
			BNDES/Banco do Brasil	SPE	24.50%	294	297
			Issuance of Debentures	SPE	24.50%	161	146
	Furnas		BNDES	SPE	24.50%	297	300
			BNDES/Banco do Brasil	SPE	24.50%	294	297
			Issuance of Debentures	SPE	24.50%	161	146
						1,503	1,486

Eletrobras	Eletronorte	Belo Monte Transmissora de Energia S.A.	BNDES Transfer	SPE	24.50%	214	221
	Furnas		BNDES Transfer	SPE	24.50%	214	221
Eletronorte	Eletronorte		Issuance of Debentures	SPE	24.50%	142	164
Furnas	Furnas		Issuance of Debentures	SPE	24.50%	142	164
						713	771

Eletrobras	Eletronorte	UHE Sinop	BNDES	SPE	24.50%	256	284
	Chesf		BNDES	SPE	24.50%	256	284
Chesf	Chesf		Issuance of Debentures	SPE	24.50%	58	67
Eletronorte	Eletronorte		Issuance of Debentures	SPE	24.50%	58	67
						628	701

Eletrobras	Furnas	Empresa de Energia São Manoel	BNDES	SPE	33.33%	438	536
Furnas	Furnas		Issuance of Debentures	SPE	33.33%	113	109
						551	645

Eletrobras	Eletronorte	Norte Brasil Transmissora	Issuance of Debentures	SPE	49.00%	98	138
						98	138

Eletrobras	Chesf	IE Garanhuns S/A	BNDES	SPE	49.00%	175	92
						175	92

Eletrobras	Eletrobras	Chapada do Piauí I	BNDES	SPE	49.00%	74	74
						74	74

Eletrobras	Eletrobras	Chapada do Piauí II	BNDES	SPE	49.00%	95	87
						95	87

Eletrobras	Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	8	8
						8	8

Eletrobras	FIP Pirineus	Mangue Seco 2	BNB	SPE	49.00%	41	30
						41	30

Eletrobras	Omega Energia	Eólica Chuí IX S/A	BNDES	SPE	99.99%	32	27
			BRDE	SPE	99.99%	14	12
						45	38

Eletrobras	Omega Energia	Eólica Hermenegildo	BNDES	SPE	99.99%	112	94
			BRDE	SPE	99.99%	48	40
			BNDES	SPE	99.99%	110	92
			BRDE	SPE	99.99%	48	40
			BNDES	SPE	99.99%	93	78
			BRDE	SPE	99.99%	41	34
						451	380

Eletrobras	Omega Energia	Santa Vitória do Palmar Holding S.A.	BNDES	SPE	49.00%	198	176
			BRDE	SPE	49.00%	98	89
			Issuance of Debentures	SPE	49.00%	44	49
						340	313

Guarantees of Non-Controlled Companies						24,614,629	30,575,674

1.	UHE Simplício - project of our subsidiary Furnas, with an installed generating capacity of 333.7 MW*. The project has 100% Furnas participation. Accordingly, we guarantee 100% of the financing.

2.	UHE Santo Antônio — SPE Santo Antônio Energia, formed by Furnas, CEMIG, Fundo de Investimentos em Participação Amazônica Energia — FIP, Construtora Norberto Odebrecht S/A, Odebrecht Investimentos em Infraestrutura Ltda. and Andrade Gutierrez Participações S/A, with an installed capacity of 3,568 MW*. We are consenting intervening party in a financing with BNDES and with Banco da Amazônia, with our intervention limited to the participation of Furnas (43.06%).

3.	Norte Brasil Transmissora — SPE — with participation of Eletronorte (49%) and has as its objective the implementation, operation and maintenance of the Porto Velho/Araraquara transmission line, with a length of 2,375 km*.

4.	UHE Belo Monte — SPE Norte Energia, with an installed capacity of 11,233 MW, of Chesf (15%), Eletronorte (19.98%) and Eletrobras (15%) in addition to other partners. The provision of our guarantee in favor of the SPE for the obligations by the insurer JMALUCELLI, under the guarantee insurance contract. We are also involved in a short-term loan agreement with BNDES.

5.	Angra III — we are a guarantor for the financing of Eletronuclear with BNDES, to build the corporate project of the UTN Angra III.

6.	Norte Energia S.A. — a closed capital special-purpose company, for the purpose of performing all activities needed for the implementation, maintenance, and exploration of the Belo Monte Hydroelectric Power Plant (UHE Belo Monte). We hold 49.98% of the capital of Norte Energia.

7.	Teles Pires — a special purpose company, with the participation of CGT Eletrosul (24.5%), Furnas (24.5%), Neoenergia (50.1%) and Odebrecht Energia (0.9%). It has an installed power of 1,820 megawatts, enough to supply a population of 5 million inhabitants.

(1)	SPEs whose shares we pledged as part of the relevant project financing.

We do not have any other off-balance sheet arrangements that have or is reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the transactions described above.

F. Contractual Obligations

We set out below, on a consolidated basis, our short and long-term debt, purchase obligations, leasing obligations and obligations for asset retiring for the periods, including contractual interest obligations, when applicable, presented as follows:

	Payments due by period as of December 31, 2020
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
	(R$ millions)

Loans, financing and debentures	13,679	8,798	14,756	15,581	52,814
Suppliers	3,904	17	-	-	3,921
Reimbursement obligations	1,619	22	-	-	1,641
Leasing	237	44	333	545	1,160
Concession Payables UBP	5	4	12	52	73
Decommissioning of nuclear power plants(1)	-	-	-	3,040	3,040

(1)	Decommissioning of nuclear power plants.

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

Board of Directors

The members of our Board of Directors are elected at the general shareholders meeting for a term of two years, reelection being permitted up to three times. As our majority shareholder, the Brazilian Government has the right to appoint eight members of our Board of Directors, among which seven are appointed by the MME and one by the Ministry of the Economy. At least two of the members appointed by the MME must comply with the provisions set forth in article 22 of the Law of Government-Controlled Companies and article 39 of Decree No. 8,945/16. The minority shareholders have the right to elect one member and the holders of preferred shares without voting rights representing at least ten percent of our total capital have the right to elect one member, both of them must comply with the provisions of the Law of Government-Controlled Companies. One director must be elected as a representative of our employees. In March 2021, Carlos Eduardo Rodrigues Pereira was directly elected by our employees, and his election was ratified at the General Meeting on April 27, 2021. Our Board of Directors is composed of eleven members. One of the members of the Board of Directors is appointed as Chairman. The address of our Board of Directors is Rua da Quitanda 196, Centro, CEP 20091-005, Rio de Janeiro, RJ, Brazil.

Pursuant to our by-laws, approved at the 180th General Shareholders Meeting held in January 2021, our Board of Directors must be comprised of at least 30.0% of independent members and in case of a conflict between the rules of the Law of Government-Controlled Companies and the B3’s Corporate Governance for State Owned companies rules, the applicable criteria will be the most restrictive.

Our Board of Directors relies on the support of the Audit and Risks Committee, the Personnel, Eligibility, Succession and Compensation Committee, and Strategy, Governance and Sustainability Committee. The committees must have their operating rules established under their respective by-laws, pursuant to the Law of Government-Controlled Companies and other applicable laws, and in 2020, all of the committees were comprised entirely of members of our Board of Directors, except the Audit and Risks Committee which is compose by members of our Board of Directors and 2 external members.

Our Board of Directors met 33 times in 2018, 20 times in 2019, and 27 times in 2020, and when called by a majority of the directors or the Chairman. Among other duties, our Board of Directors is responsible for: (i) establishing our business guidelines; (ii) determining the corporate organization of our subsidiaries or any equity participation by us in other legal entities; (iii) approving our entering into any loan agreement and determining our financing policy; and (iv) approving any guarantee in favor of any of our subsidiaries in connection with any financial agreement.

The table below sets out the current members of our Board of Directors and their respective positions according to the elections in the 61st General meeting held on April 27th, 2021. Carlos Eduardo Rodrigues Pereira was elected as a representative of our employees. The mandates of Ruy Flaks Schneider, Bruno Eustáquio Ferreira Castro de Carvalho, Marcelo de Siqueira Freitas, Daniel Alves Ferreira and Felipe Villela Dias were renewed at the general shareholders’ meeting held in 2021. On April 27, 2021, our shareholders elected Rodrigo Limp Nascimento as a new member of the Board of Directors. On April 30, 2021, our Board of Directors elected Rodrigo Limp as our CEO and on May 3, 2021, Mr. Limp signed the instrument of investiture.

On July 17, 2020, our director Vicente Falconi resigned. On July 30, 2020, Ms. Lucia Casasanta was elected for the vacancy in the Board of Directors to complete the term. On December 18, 2020, Director José Guimarães resigned.

On January 24, 2021, Wilson Ferreira Junior resigned as our CEO and remained in the position until March 15, 2021, when our Board of Directors designated, based on our bylaws, Ms. Elvira Cavalcanti Presta to be the interim CEO of Eletrobras until the Board of Directors completed the succession process and appoints a new CEO to take office.

On March 24, 2021, our board member and coordinator of the Audit and Statutory Risk Committee, Mr. Mauro Gentile Rodrigues Cunha, resigned. On March 26, 2021, Mr. Ricardo Brandão Silva, a member of our Board of Directors, appointed by our controlling shareholder, submitted a resignation letter and left his position on April 1, 2021. To replace Mr. Ricardo, Ms. Ana Carolina Tannuri Laferté Marinho took office, whose election was held on March 26th, at a meeting of the Board of Directors, to complete the term of office by the 61st Annual General Meeting to be held on April 27, 2021. On April 13, 2021 Ms. Lucia Maria Martins Casasanta, appointed by the controlling shareholder, resigned effective April 14, 2021 and Mr. Wilson Ferreira Junior, appointed by the controlling shareholder, has resigned, as of April 16, 2021, his position on the Eletrobras Board of Directors. For more information regarding the role of our principal shareholder on the Board of Directors and management, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—We are controlled by the Brazilian Government, the policies and priorities of which directly affect our operations and may conflict with the interests of our investors.”

Name	Position
Ruy Flaks Schneider	Chairman
Rodrigo Limp Nascimento	Director
Bruno Eustáquio Ferreira Castro de Carvalho	Director
Marcelo de Siqueira Freitas	Director
Daniel Alves Ferreira	Director
Felipe Villela Dias	Director
Ana Carolina Tannuri Laferté Marinho	Director
Ana Silvia Corso Matte	Director
Jerônimo Antunes	Director
Armando Casado de Araújo	Director
Carlos Eduardo Rodrigues Pereira	Director

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

Rodrigo Limp Nascimento — Board Member: Rodrigo Limp Nascimento graduated in electrical engineering from the Federal University of Juiz de Fora (UFJF) in 2007. He holds a specialization degree in Regulatory Law from the University of Brasília in 2009 and a master’s degree in public sector from the University of Brasília in 2019. He acted as an expert in ANEEL Regulation between 2007 and 2015. He was also a Legislative Advisor for the Chamber of Deputies between 2015 and 2018, in addition to being Director of ANEEL between 2018 and 2020 and Secretary of Electric Energy at the Ministry of Mines and Energy since March 2020. He has been a Board Member of ONS since April 2020 and a member of ESBR since December 2020.

Ana Carolina Tannuri Laferté Marinho — Board Member: Ana Carolina Tannuri Laferté Marinho holds a Bachelor’s Degree from the Law School of the Pontifical Catholic University of São Paulo - PUC/SP, concluded in December 2000; she took the Lato Sensu graduate course with an emphasis on Constitutional Law at the Brasiliense Institute of Public Law – IDP in 2010; postgraduate course Lato Sensu at the School of Magistrates of the Federal District - AMAGIS in 2004; and Lato Sensu postgraduate course with an emphasis on Tax Law at the Brazilian Institute of Tax Studies - IBET, between 2001 and 2002. In the last 5 (five) years, Ms. Ana Carolina Tannuri Laferté Marinho has held relevant public positions, jobs or functions in Brazil. She was Deputy Chief of Infrastructure of the Subchefia for Legal Affairs of the Civil House from January 2018 until taking up the position of director and is already a candidate for re-elction, indicated by the controlling shareholder in the Management Proposal of the 61st Ordinary General Meeting. As relevant positions in the civil service, we can mention: Coordinator of the Subcommittee on Elaboration and Legislative Updating for the revision of Law Nº 12.334/2010, Member of the Board of Directors of Companhia Docas do Rio Grande do Norte since December 16, 2019; Legal Advisor to the Ministry of Agrarian Development from March 2014 to May 2016; and Partner in the general coordination of land regularization in the Legal Amazon from November 2006 to March 2014.

Ana Silvia Corso Matte — Board Member: Ana Silvia holds a graduation degree from the University of Rio Grande do Sul in 1980 and took a Post-Graduation course in Human Resources from Pontifícia Universidade Católica – RJ (1988-1989). She also took other specialization programs as Management Development Program-PDG/EXEC, by SDE (1991), Advanced Management Program of Fundação Dom Cabral and Insead – France (2010), Mentoring Program for Diversity in Councils from IBGC, Women Corporate Directors and B3-. (2019/2020), Advanced Program for Board Members – IBGC (2020), Program for the Development of Directors and Directors -PDCA IBGC and Copel University (2020). Ana Silvia has 33 years’ experience, acquired in management positions (including C-Level) in Brazilian companies, such as CSN-Companhia Siderúrgica Nacional, Wella, Jornal do Brasil, Sendas and Light Serviços de Eletricidade S.A. Since 2011, she has been acting as an independent external expert member of the following companies’ committees: Thematic (HR, Compensation and Governance), VALE S.A. (CPG-People and Governance Committee), COPEL S.A - Companhia Paranaense de Energia S.A (CIA-Nominating and Evaluation Committee), Renova Energia S.A. (Talent and Compensation), Cemig- Cia Energética de Minas Gerais (People), Norte Energia S.A (Management and Compensation) and as a board member of Cemig Telecomunicações S.A., Cemig- Cia Energética de Minas Gerais. From 2006 to 2012 she was a Director at Light S.A. (C-Level, HR), since 2012 she holds a position as director at Ana Silvia Matte Consultoria em Gestão Ltda., and since 2020 she is a shareholder and Board member of the Consultive Board of SuperJobs Ventures. From 1994 until 2006 she was also a director at TelSul Pampa Telecomunicações S.A., Sendas S.A., CSN-Companhia Siderúrgica Nacional and Belcosa Cosmetics (WELLA). In April 2011 she received the commendation “Medalha Tiradentes” granted by the Legislative Assembly of Rio de Janeiro.

Jerônimo Antunes — Board Member: Jerônimo Antunes holds a graduation degree in Account Sciences and Business Administration from Faculdade de Economia e Administração of the University of São Paulo (USP) and a Master Degree in Controllership and Accounting. Since 2001 he is a professor in the Accounting Sciences graduation course of FEA/USP and since 2018 he is a managing director at Antunes-Assessoria em Governança Contábil Eireli. Jerônimo is also an independent board member at Companhia do Metropolitano de São Paulo- Metrô, Companhia Müller de Bebidas, Desenvolve SP-Agência de Desenvolvimento Paulista, member of the Auditing Committee of IRB-Brasil Resseguros S.A., Paranapanema S.A., BRF S.A.; he is also a member of the Trustee Board of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, alternate member of the Fiscal Council of Companhia Brasileira de Distribuição, an Expert-Accountant and Technical Assistant in several disputes, acting in Arbitration and Mediation Chambers since 2007. He also held several positions at Petrobras and BR Distribuidora (2015-2019), was an independent board member at Sabesp (2005-2018), Paranapanema (2016-2017), a member of the Fiscal Council in Vila Velha Participações, Unipar’s parent company (2009-2011). A managing director at Antunes Auditores Associados (2002-2015) and Tríade Auditores (1989-2002). From 1977 to 1981 he was a senior member and supervisor of Auditoria Arthur Young. Since 1994, Jerônimo Antunes is a member of Associação Nacional dos Executivos de Finanças, Administração e Contabilidade-São Paulo. He received the 2019 Professional of Year Award – Accounting, by ANEFAC and, for 9 years, the Didactic Performance Award – Graduation – Accounting Sciences – FEA/USP.

Armando Casado de Araújo — Board Member: Bachelor’s Degree in Business Administration from Faculdade de Ciências Exatas de Brasília Brasília-DF (1980); Escola Superior de Guerra - Policy and Strategy Studies (1986); Financial Administration - Pontifícia Universidade Católica - PUC (1989) and MBA APG/ International Executive Amana-KEY - Development and Education (1997), Executive MBA in Finance (Postgraduate Program) - Brazilian Institute of Capital Markets by IBMEC - Brasília-DF (1986). He was CFO and Investor Relations Officer of Eletrobras from ABR/2010 to JAN/2019, CFO and Risk Management Officer of CEB DISTRIBUIÇÃO S/A, since January 2019, Administrative and Financial Officer of CEB LAJEADO S/A, from January 2019 to October 2019 and CEO of PREVINORTE - Complementary Pension Fund since April 2020. He was also Chairman of the Board of Directors of CEB Distribuição (Jul/20 to Mar/21), Chairman of the Board of Directors of CEB Lajeado (Nov/19 to Jun/20), Chairman of the Board of Directors of Eletropar (Jun/13 to Apr/15), Chairman of the Board of Directors of Chesf (Dec/13 to Jul/16), Member of the Board of Directors of Eletrosul (Jun/16 to Jan/19), Member of the Board of Directors of Furnas (Aug/16 to Aug/18); Member of the Supervisory Board at CEB Lajeado (Feb/2008 to Feb/2010), Member of the Supervisory Board at Previnorte (Apr/97 to Oct/99); Member of the Supervisory Board at CEB Lajeado (Feb/2008 to Feb/2010), Chairman of the Deliberative Council at Previnorte (Apr/2004 to Mar/2008).

Carlos Eduardo Rodrigues Pereira — Board Member: Carlos Eduardo Rodrigues Pereira is an Electrical Engineer graduated from the Federal University of Rio de Janeiro (UFRJ) and Master in Electrical Engineer from COPPE/UFRJ in the area of Electric Power Systems with an emphasis on Electromagnetic Transients. He took MBA courses in Economics and Energy Management from COPPEAD/UFRJ, Training of Directors of IBGC, International Accounting Standards by FIPECAFI and Regulation by FGV. At the beginning of his career in the Electricity Sector, he worked at the National Electricity System Operator (ONS) in the Transmission Administration Directorate in 2003 and 2004. He also worked in the laboratories of the Electricity Research Center (CEPEL), through the Lines and Stations Department, in research in the high-voltage area from 2006 to 2010. In 2010, he went to Eletrobras where he held positions in the Distribution, Transmission, Generation, Regulation, Presidency and Management and Sustainability Divisions, where he remains to date. He was a member of Eletrobras Board of Directors for two terms between 2016 and 2019, where he joined the Strategy, Governance and Sustainability Committee and the former Management, People and Eligibility Committee.

Board of Executive Officers

Our Board of Executive Officers is made up of six members, and is required to have a minimum of three members, all of them elected by the Board of Directors, with a unified management term of two years, with a maximum of three consecutive renewals being allowed. Historically, our Board of Executive Officers meets every week, or when called by a majority of the Officers or by the Chief Executive Officer. Our Board of Executive Officers determines our general business policy, is responsible for all matters related to our day-to-day management and operations and is the highest controlling body with regards to the execution of our guidelines. The address of our Board of Executive Officers is Rua da Quitanda 196, Centro, CEP 20091-005, Rio de Janeiro, RJ, Brazil. On January 24, 2021, Wilson Ferreira Junior resigned as Chief Executive Officer effective March 15, 2021. Pursuant to our by-laws, on March 15, 2021 our Board of Directors appointed Ms. Elvira Cavalcanti Presta as interim CEO, from March 16, 2021 until the Board of Directors elects the new chief executive officer. In March 2021, Carlos Eduardo Rodrigues Pereira was directly elected by our employees, and his election was ratified at the General Meeting on April 27, 2021.

The members of our current Board of Executive Officers were appointed by our Board of Directors and their names and titles are set out below:

Name	Position
Rodrigo Limp Nascimento	Chief Executive Officer
Elvira Baracuhy Cavalcanti Presta	Chief Financial Officer and Chief Investor Relations Officer
Pedro Luiz de Oliveira Jatobá	Chief Generation Officer
Luiz Augusto Pereira de Andrade Figueira	Chief Administrative and Sustainability Officer
Marcio Szechtman	Chief Transmission Officer
Camila Gualda Sampaio Araujo	Chief Compliance Officer

Rodrigo Limp Nascimento — Chief Executive Officer: Rodrigo Limp Nascimento graduated in electrical engineering from the Federal University of Juiz de Fora (UFJF) in 2007. He holds a specialization degree in Regulatory Law from the University of Brasília in 2009 and a master’s degree in public sector from the University of Brasília in 2019. He acted as an expert in ANEEL Regulation between 2007 and 2015. He was also a Legislative Advisor for the Chamber of Deputies between 2015 and 2018, in addition to being Director of ANEEL between 2018 and 2020 and Secretary of Electric Energy at the Ministry of Mines and Energy since March 2020. He has been a Board Member of ONS since April 2020 and a member of ESBR since December 2020.

Elvira Baracuhy Cavalcanti Presta — Chief Financial and Investor Relations Officer: Ms. Presta holds a degree in Business Administration from Universidade Federal de Pernambuco - UFPE (1990), a Master’s degree in Corporate Management from the same institution (1997), a postgraduate degree in Business Management from Fundação Dom Cabral (2001) and a postgraduate degree in Advanced Boardroom Program from Saint Paul Escola de Negócios (2019). She participated in executive education programs at LSE (UK 2019), IMD (Switzerland 2015), ESADE (Spain 2016), University of Chicago Graduate School of Business (USA 2004) and Universidad Austral (Argentina 2006). In 2017, she completed the training course for Board of Directors members at the Brazilian Institute of Corporate Governance IBGC. She was also Executive Officer of Planning and Control at Neoenergia S.A. (from October 2013 to August 2016), a holding company of the electricity sector (distribution, generation, transmission, and commercialization of electricity) controlled by Previ, Banco do Brasil and Iberdrola and, for one year, worked as a Tax Advisor at Norte Energia S.A., as a representative of Neoenergia. She was the Finance Director at MRS Logística S.A. (from July 2010 to September 2013), rail network utility of the states of Minas Gerais, Rio Janeiro, and São Paulo. She was the Controller of the Light Group (from August 2010 to June 2013), a company responsible for distribution, generation and commercialization of electric energy. She is a former member of the Board of Directors of Eletrobras and of the Audit and Risk Committee, who resigned to hold the position of Chief Financial and Investor Relations Officer. She is also a member of WCD (Women Corporate Directors).

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

Ms. Camila Araujo graduated in Chemical Engineering from the Faculdade de Engenharia Industrial in 2000 and holds a Master in Business Administration from Fundação Getúlio Vargas in 2004 and a specialization course in Innovation, Agile Methods & Sprint from Faculdade de Informática e Administração Paulista in 2019. She has some successful background in Risk Consulting, having started her career at Arthur Andersen in 2000. At Deloitte she has held several positions until she was made partner of Risk Consulting in 2012. She has developed some strong knowledge in Risk Management by identifying risks and establishing risk appetite, risk response and monitoring activities. She is experienced in corporate governance, compliance programs (including anti-corruption initiatives and monitoring) and management of internal controls. She is also a lecturer at the Instituto Brasileiro de Governança Corporativa (IBGC) and at Universidade Federal de São Carlos (UFSCar).

B. Compensation

The compensation of our Board of Directors, Board of Executive Officers and Fiscal Council is determined by our shareholders at the general shareholders’ meeting held within the first four months of the financial year. That compensation may also include a profit sharing amount if they achieve pre-established goals and at the discretion of our shareholders.

For 2020, 2019 and 2018 the aggregate consolidated compensation paid to our Directors, Officers and members of the Fiscal Council (excluding that paid by Itaipu) was R$39.8 million, R$42.6 million and R$43.5 million, respectively.

C. Board Practices

Service Contracts

We do not have service contracts with any member of our Board of Directors, Board of Executive Officers or Fiscal Council.

Fiscal Council

Our Fiscal Council is established on a permanent basis and as of December 31, 2020, it was made up of five members and five alternates elected at a general shareholders meeting for renewable two-year terms. The Brazilian Government has the right to appoint three of the members of our Fiscal Council, and both the minority shareholders and the holders of our preferred shares without voting rights, have the right to appoint one member each. In 2006 we made certain changes to our Fiscal Council to ensure its compliance with the Sarbanes-Oxley Act. Our Fiscal Council worked as an Audit Committee until May 2018, when the audit role was assumed by our Audit and Risks Committee, created in accordance with our by-laws amended in November 2017. Our Audit and Risks Committee has its own operating rules and complies with the Law of Government-Controlled Companies and other applicable laws.

Our Fiscal Council supervises management to ensure compliance with our by-laws and constitutive documents obligations. The members of our Fiscal Council and respective alternates according to the elections at the 61st General Meeting held on April 27th, 2021 are set out on the table below and were firstly elected during the general shareholders’ meeting held on April 27, 2021, except for Ms. Thaís Márcia Fernandes Matano Lacerda, who is being re-elected. She was firstly elected at the general shareholders’ meeting held on April 29, 2019, Their alternates were elected on the same day. In addition, Mr. Antonio Emilio Bastos de Aguiar Freire was elected on July 29, 2020 as alternate of Mr. Giuliano Barbato Wolf.

The Fiscal Council’s meetings occur monthly, although, meetings may also occur on an ad hoc basis whenever called by the President of the Council. Our current members are:

Member	Alternate
Thaís Márcia Fernandes Matano Lacerda	Ingrid Palma Araújo
Domingos Romeu Andreatta	Ricardo Takemitsu Simabuku
Rafael Rezende Brigolini	Rafael Souza Pena
Carlos Eduardo Teixeira Taveiros	Robert Juenemann
Antonio Emilio Bastos de Aguiar Freire	Giuliano Barbato Wolf

Committees

In 2017, we reorganized the committees that provide assistance to our Board of Directors and we currently have three permanent committees: Audit and Risks Committee, People, Eligibility, Succession and Compensation Committee and Strategy, Governance and Sustainability Committee. Since the conversion of the committees into statutory committees, there is the possibility of having members from outside the Board of Directors. Currently only the Audit and Risks Committee have members that are not members of our Board of Directors. The committees assist our Board of Directors in establishing the essential guidelines and control procedures within our company. The committees are responsible for giving assistance, monitoring and submitting proposals in relation to their specific areas. On March 25, 2021, the our Board of Directors approved the creation of the Statutory People Management, Eligibility, Succession and Compensation Committee - CPES and the Statutory Strategy, Governance and Sustainability Committee - CEGS, both under the terms of art. 40 of our bylaws and with effect from April 1, 2020. The former People and Eligibility Management Committee (CGPE) and Strategy, Management and Sustainability Committee (CEGS) were terminated.

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

Current Members
Luís Henrique Bassi Almeida (External member)
Felipe Villela Dias (Interim coordinator)
Daniel Alves Ferreira
Luiz Carlos Nannini (External member)

People, Eligibility, Succession and Compensation Committee (Comitê Estatutário de Gestão de Pessoas, Elegibilidade, Sucessão e Remuneração)

Our People, Eligibility, Succession and Compensation Committee was created in January 2021. The principal role of this committee is to analyze and submit recommendations about our policies for the management of people and the description of the administrative structure of the management team and Fiscal Council members, providing more efficiency and quality to the Board of Directors’ decisions. The People, Eligibility, Succession and Compensation Committee has its own by-laws.

Current Members
Marcelo de Siqueira Freitas (Coordinator)
Ruy Flaks Schneider

Strategy, Governance and Sustainability Committee (Comitê Estatutário de Estratégia, Governança e Sustentabilidade CEGS)

Our Strategy, Governance and Sustainability Committee was created in January 2021. The principal role of this committee is to analyze and submit recommendations about our strategies, business, sustainability and governance practices, providing more efficiency and quality to the Board of Directors’ decisions, providing more efficiency and quality to our Board of Directors’ decisions. The Strategy, Governance and Sustainability Committee has its own by-laws.

Current Members

Bruno Eustáquio Ferreira Castro de Carvalho (Coordinator)
Carlos Eduardo Rodrigues Pereira

D. Employees

As of December 31, 2020, we had a total of 12,527 (excluding Itaipu) salaried employees compared to 13,089 salaried employees as of December 31, 2019 (excluding Itaipu and considering Ceal and Amazonas D) and 17,233 salaried employees as of December 31, 2018. We, as a holding company, excluding Itaipu and other subsidiaries, had 739 employees as of December 31, 2019 and 690 employees as of December 31, 2020.

As a mixed capital company, we can hire employees only by a public process or by a legal decision. A public process involves placing advertisements in the Brazilian press for open positions and inviting applicants to take an examination. The last public process at the holding company took place in 2010, as a result of which we hired approximately 35 new employees. Eletronuclear had a valid public contest until 2020 and Eletrosul had a valid contest until August 2018. In total, we hired 75 new employees in 2020, a 74.2% decrease compared to 43 in 2019, including Itaipu. In 2020, we hired 41 new employees, without Itaipu.

Given the guidelines in place under our Business and Management Plan 2020-2024 as well as our efforts to reduce costs, we launched a Demission Plan by Mutual Agreement in 2019 and 1,726 employees left the company voluntarily by the end of the year. We had no Demission Plan implemented in 2020. The following table sets out the number of employees hired by our companies in the periods indicated:

	Number of Hired Employees as of December 31,
	2020	2019	2018
Subsidiary
Eletrobras	1	-	-
Cepel	3	2	1
CGTEE(1)	-	1	-
Chesf	8	1	19
Eletronorte	1	1	1
Eletronuclear	17	-	-
Eletrosul(1)	-	-	6
Furnas	8	8	10
Eletroacre(2)	3	-	-
Ceal(2)	-	-	152
Amazonas D(2)	-	-	2
Amazonas GT	-	1	28
Cepisa(2)	-	-	-
Ceron(2)	-	-	-
Boa Vista Energia(2)	-	-	-
CGT Eletrosul	-
Total	41	14	219
Itaipu	34	29	92

(1) As of January 2, 2020, Eletrosul and CGTEE both approved the incorporation of Eletrosul into CGTEE resulting company was renamed CGT Eletrosul – Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil.

(2) Privatized Distribuition Companies in 2018 and 2019.

The National Collective Bargaining Agreement encompasses Eletrobras and all our subsidiaries and its purpose is to unify procedures and policies by having all negotiations with employees’ representatives taking place concurrently.

These negotiations are made on a national level with representatives of several unions and associations, such as: Federação Nacional dos Urbanitários - FNU, Federação Nacional dos Engenheiros - FNE, Federação Interestadual de Sindicatos de Engenheiros - FISENGE, Federação Nacional dos Trabalhadores em Energia, Água e Meio Ambiente - FENATEMA, Sindicato das Secretárias do Estado do Rio de Janeiro - SINSERJ, Federação Nacional dos Técnicos Industriais - FENTEC, Federação Brasileira dos Administradores - FEBRAD, Federação Regional dos Urbanitários do Nordeste - FRUNE, Federação Regional dos Trabalhadores Urbanitários in Goiás, Mato Grosso, Mato Grosso do Sul, Tocantins and Distrito Federal - FURCEN, Federação Nacional das Secretárias e Secretários, Sindicato dos Trabalhadores nas Indústrias da Energia Elétrica de São Paulo, Sindicato dos Eletricitários de FURNAS e DME - SINDEFURNAS, Sindicato dos Eletricitários do Norte e Noroeste Fluminense - STIEENNF, Sindicato dos Trabalhadores na Indústria de Energia Elétrica nos Municípios de Parati e Angra dos Reis - STIEPAR, Sindicato dos Administradores no Estado do Rio de Janeiro - SINAERJ and Sindicato Nacional dos Advogados e Procuradores de Empresas Estatais - SINAPE.

Considering that the negotiation of the Collective Bargaining Agreement (ACT) 2020/2022 was only finalized in January 2021, the validity of ACT 2019/2020, initially in force from May 2019 to April 2020, was extended until that date. Accordingly, there were no salary and benefit adjustments for the year 2020.

The ACT 2019/2020 had established a staff of 12,500 and 12,088 effective employees, respectively, as of January and May 2020. However, due to the COVID-19 pandemic in 2020, the Eletrobras companies postponed the dismissals to reach the reference levels by the first quarter of 2021.

Regarding the ACT 2020/2022, which will be valid until April 2022, a salary replacement of 100% of the Broad National Consumer Price Index (IPCA) for the period between May 2019 and April 2021 was agreed, with the application of adjustments with an effective date of December 2020 and October 2021.

Consensual Dismissal Plan (Plano de Demissão Consensual - PDC)

In 2020, new PDCs were not launched but 115 employees were dismissed based on the Consensual Dismissal Plan in 2019. The 115 dismissed employees represent a decrease of 93% compared to the 1,726 that left in 2019.

Financial Impact of PDC on us in 2020

Eletrobras Companies	Dismissals 2020	Indemnities (1)	Estimated Expenses with Health Plan	Estimated Savings Annual
Consolidated	115	R$43,913,621.85	R$2,162,060.48	R$52,833,940.84

The financial impact presented was already included in the cost and savings estimate in the 2019 report.

E. Share Ownership

As of December 31, 2020 none of the members of the Fiscal Council held our shares. The following tables show ownership of our shares by members of our Board of Directors and Board of Executive Officers as of December 31, 2020.

Board of Directors

Name	Number of Preferred Shares held	Number of Common Shares held
Wilson Pinto Ferreira Junior	10,000	—
Luiz Eduardo dos Santos Monteiro	—	—
Ruy Flaks Schneider	—	—
Bruno Eustáquio Ferreira Castro de Carvalho	—	—
Marcelo de Siqueira Freitas	—	—
Daniel Alves Ferreira	—	—
Felipe Villela Dias	—	—
Lucia Maria Martins Casasanta	—	—
Ricardo Brandão Filho	—	—
Mauro Gentile Rodrigues da Cunha	—	—

Board of Executive Officers

Name	Number of Preferred Shares held	Number of Common Shares held
Wilson Pinto Ferreira Junior	10,000	—
Elvira Baracuhy Cavalcanti Presta
Luiz Augusto Pereira de Andrade Figueira	—	—
Pedro Luiz de Oliveira Jatobá	—	—
Márcio Szechtman	—	—
Camila Gualda Sampaio Araújo	—	—

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2020, the aggregate amount of our outstanding capital stock was R$39.1 billion, consisting of 1,288,842,596 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 279,941,394 outstanding class “B” preferred shares. This represented 82.15%, 0.01% and 17.84% of our aggregate outstanding capital stock respectively. All of our issued capital is fully paid-up.

The following tables show information relating to beneficial ownership in our common and preferred shares as of December 31, 2020 and December 31, 2019:

As of December 31, 2020

	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
Shareholder		(%)		(%)		(%)		(%)
Controlling Shareholder
Brazilian Government	667,888,884	51.82%	—	—	494	—	667,889,378	42.57%
Other Shareholders
BNDES Participações S.A.	141,757,951	11.00%	—	—	18,691,102	6.68%	160,449,053	10.23%
BNDES	74,545,264	5.78%	—	—	18,262,671	6.52%	92,807,935	5.92%
FND	45,621,589	3.54%	—	—	—	—	45,621,589	2.91%
FGHAB	1,000,000	0.08%	—	—	—	—	1,000,000	0.06%
Others	358,028,908	27,78%	146,920	100.0%	242,987,127	86.80%	601,162,955	38.31%
Under B3 Custody
Resident	221,568,126	17.19%	82,812	56.37%	133,714,017	47.77%	355,364,955	22.65%
Non Resident	97,712,776	7.58%	1	—	92,262,005	32.96%	189,974,782	12.11%
ADR (Citibank)	38,663,271	3.00%	—	—	5,235,367	1.87%	43,898,638	2.80%
Others
Resident	84,489	0.01%	21,629	14.72%	9,666,577	100.0%	9,772,695	0.62%
Non Resident	246	0.00%	27	0.02%	213	—	486	0.00%
Total	1,288,842,596	100.0%	146,920	100.0%	279,941,394	100.0%	1,568,930,910	100%

As of December 31, 2019

	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
Shareholder		(%)		(%)		(%)		(%)
Brazilian Government	554,394,671	51.00%	—	—	411	0.00%	554,395,082	40.99%
BNDES Participações S.A.	141,757,951	13.04%	—	—	18,691,102	7,04%	160,449,053	11.86%
BNDES	74,545,264	6.86%	—	—	18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%	—	—	—	—	45,621,589	3.37%
FGHAB	1,000,000	0.09%	—	—	—	—	1,000,000	0.07%
BoD and Board of Executive Officers	—	—	—	—	2,460,800	0.93%	2,460,800	0.18%
Shareholders not yet Identified	—	—	42,451	28.89%	1,930,453	0.73%	1,972,904	0.15%
Others	269,730,822	24.81%	104,469	71.11%	224,091,446	84.42%	493,926,737	36.52%
Under B3 Custody	269,642,848	24,81%	82,829	56.38%	213,750,620	80.53%	483,476,297	35.74%
Resident	134,974,434	12.42%	82,828	56.38%	103,728,559	39.08%	238,785,821	17.65%
Non Resident	107,546,666	9.89%	1	0.00%	101,991,247	38.42%	209,537,914	15.49%
ADR (Citibank)	27,121,748	2.49%	—	—	8.030.814	3.03%	35,152,562	2.60%
Others	87,974	0.01%	21,640	14.73%	10,340,826	3.90%	10,450,440	0.77%
Resident	87,728	0.01%	21,613	14.71%	10,340,613	3.90%	10,449,954	0.77%
Non Resident	246	0.00%	27	0.02%	213	0.00%	486	0.00%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

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

In addition, we have also made several loans to our subsidiaries. For further details please see the description in “Item 4. Information on the Company—Business Overview—Lending and Financing Activities—Loans Made by Us.”

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Information

See “Item 18. Financial Statements.”

Litigation

As of December 31, 2020, we were a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute considering cases where there is a present obligation (legal or constructive) as a result of a past event, it is probable (more likely than not) that there will be an outflow of resources that embodies economic benefits to settle the referred obligation, and the amount to settle the obligation can be estimated reliably. As of December 31, 2020, we provisioned a total aggregate amount of R$25,831 million in respect of our probable legal proceedings, of which R$252.9 million were related to tax claims, R$23,495 million were related to civil claims and R$2,083 million were related to labor claims. Considering the possible legal proceedings, the total amount is R$48,158 million of which R$8,818 million were related to tax claims, R$34,840 million were related to civil claims and R$4,500 million were related to labor claims. The possible and remote are not provisioned in the financial statements.

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

In March 2017, the Court granted in part and denied in part our motion to dismiss the second amended complaint. All claims against José Antonio Muniz Lopes, our former president, were dismissed, as were scheme liability claims against José da Costa Carvalho Neto, our former president, and Armando Casado de Araújo, our former CFO, under Section 10(b) of the Exchange Act and Rule 10b-5(a) and (c) promulgated thereunder. The motion to dismiss was otherwise denied as to the remaining claims. In May 2018, we entered into a memorandum of understanding to settle the investors’ class actions for U.S.$14.75 million to resolve all pending claims brought by the putative class of plaintiffs. The settlement does not represent admission of wrongdoing or an illegal act of misconduct by us and we deny the accusations in the claim.

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

Bearer Bonds

In the first phase, which ended with the enactment of Decree-Law No. 1,512/1976, the collection of the tax with respect to compulsory loans reached several classes of energy consumers, and taxpayers’ credits were replaced by bonds issued by us. Although we believe that we have no further liability in respect of most or all of these bonds because they have matured, any legal interpretation that the bonds have not matured could adversely affect our financial condition and the results of our operations.

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

The CVM, in a decision of its Board issued in the CVM RJ 2005/7230 administrative proceeding, filed by holders of the bearer bonds, stated verbatim that “the bonds issued by the Company as a result of Law 4,156/1962 cannot be considered as securities.”

The CVM also understood that there is no irregularity in the procedures adopted by us in our financial statements with respect to these bonds nor in the disclosure regarding the existence of lawsuits.

The unenforceability of these bearer bonds was reinforced by repetitive appeals (recursos repetitivos) of the STJ), which corroborate the understanding that the bearer bonds are prescribed and that they are not suitable to guarantee tax foreclosures.

Accordingly, we believe that bearer bonds issued in the first phase of the compulsory loans, as decided by the CVM, are distinct from debentures.  In addition, we believe that, pursuant to the provisions of article 4, § 11 of Law 4,156/1962 and article 1 of Decree 20,910/1932, they are unenforceable, a condition confirmed in STJ Newsletter 344, which states that these bonds cannot be used as guarantee of tax foreclosures, as they have no liquidity and are not debentures. For this reason, we have not made any provisions in respect of them. However, there are a small number of claims seeking to enforce certain bearer bonds that may have been filed prior to the end of the applicable period of limitations. Accordingly, as of December 31, 2020, our recorded provision in respect of these bearer bonds in the amount of R$1.2 million.

Compulsory Loan Book Entry Credits

In the second phase, under the provisions of the Decree-Law, the compulsory loan was charged only to industries with monthly energy consumption of more than 2,000 kwh, and taxpayers’ credits were no longer represented by bonds issued by us. Most of these compulsory loan taxpayers’ claims have been converted into preferred shares, as authorized by law, at four general shareholders’ meetings, held in 1988, 1990, 2005 and 2008.

Lawsuits relating to compulsory loans challenge, among other things, the criteria for monetary adjustment of the book-entry credits on electricity consumption, which were determined by the legislation and, we believe, applied correctly by us, as well as the application of inflationary adjustments arising from the economic plans implemented in Brazil.

As of December 31, 2020, we recorded a provision of R$17.5 billion, of which (i) R$5.9 billion refers to the difference in the base value resulting from the monetary restatement criteria provided for in the precedents of the STJ; (ii) R$1.9 billion relates to compensatory interest, including, among other things, the accrual of an additional 6% interest per year on the loan principal to account for monetary restatement; and (iii) R$9.4 billion relates to the calculation of applicable default interest. We recorded this provision based on existing jurisprudence (for example, Special Appeal No. 1,003,955/RS and Motion for Reconsideration in the Special Appeal No. 826,809/RS). As discussed in “Item 3.D. Key Information—Risk Factors—Risks relating to our Company—We may incur losses in legal proceedings in respect of compulsory loans made from 1962 through to 1993” above, certain pending disputes concerning compulsory loan credits present the risk of potential additional losses. In our opinion, these risks presently are either possible or remote, and, accordingly, we believe that our existing provision is sufficient. For further information on these issues, see “Item 3.D. Key Information—Risk Factors—Risks relating to our Company—We may incur losses in legal proceedings in respect of compulsory loans made from 1962 through to 1993” and “Item 3.D. Key Information—Risk Factors—Risks relating to our Company —We are party to U.S. proceedings relating to disclosures surrounding our compulsory loan credits and bearer bonds.”

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

The plaintiffs claim to be holders of Obrigações (bearer bonds) and ADRs issued by us. Among other things, the plaintiffs seek an injunction preventing us from (i) making false and/or misleading statements or omissions regarding our liabilities arising from bearer bonds or compulsory loan credits, (ii) making any filings with the SEC containing false and/or misleading statements or omissions in connection with any potential forthcoming privatization transaction we may undertake, and (iii) making any filings with the SEC until we correct any prior allegedly false and/or misleading statements or omissions regarding the bearer bonds and compulsory loan credits. The plaintiffs do not specify an amount of monetary damages being claimed.

On February 3, 2021, the District Court issued an opinion and order dismissing this lawsuit in its entirety and with prejudice.  On March 3, 2021, the plaintiffs initiated an appeal of that decision to the United States Court of Appeals for the Second Circuit.  Subsequently, the parties filed a stipulation, dated April 13, 2021, voluntarily dismissing the appeal with prejudice.

We believe that our disclosures on compulsory loans, including the bearer bonds and the compulsory loan credits, were not false and/or misleading based on the available information as of the date of those filings.

Tax Proceedings

Furnas Annulment Claim No. 0084092-14.2015.4.02.5101

Annulment Claim No. 0084092-14.2015.4.02.5101 filed by Furnas against the Brazilian Government, in the current amount of R$ 170 million, relating to an annulment action filed by Furnas to challenge the final collection resulting from a tax assessment notice that pointed out the incompatibility between the PIS/COFINS amounts informed through the DCTFs (Federal Tax Debts and Credits Statement) and DACON (Social Contributions Assessment Statement) in 2010. The court denied Furnas’ claim and we are currently awaiting judgment of our appeal. The amount has been fully deposited in court. We believe our risk of loss is probable.

Furnas Tax Administrative Proceeding No. 16682.721.073/2014-51

Tax administrative proceeding related to the lack of collection of social contribution on net income and corporate income, plus interest and fines. The tax assessment seeks the collection of social contribution on net income and corporate income tax, default interest and a proportional fine due to the improper deduction of expenses related to the fiscal year 2000 expenses of social contribution on net income and corporate income tax calculation basis of 2009 as a result of the disallowance made by the tax authorities Furnas was assessed in relation the social contribution on net income and corporate income tax monthly estimated collection. The administrative court in its majority dismissed was upheld in part by the concurrent application of two separate fines. The Special Appeal of the Treasury was granted in order to preserve the collection of the isolated fine, even if concurrently with the ex officio fine, determining the return of the proceeding to the lower court to recalculate the application of that fine as it was initially applied. Furnas opposed a motion (Embargos de Declaração) and awaits the judgment. As of December 31, 2020, the amount involved was R$151.1 million. As this proceeding has a “possible” risk rating, there are no amounts provisioned.

Chesf – ICMS Declaration of Value Added

Lawsuit 0002226-70.2017.8.25.0014 was filed by the Municipality of Canindé do São Francisco -SE seeking the recognition that the indemnification received by Chefs due to the renovation of UHE Xingó Plant’s concession is considered as income from future sale of electric power and, therefore, subject to the State Tax on Circulation of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços)(“ICMS”) taxation. If the pledge is granted, Chesf would need to amend its Declaration of Value Added (Declaração de Valor Adicionado) and, consequently, the State of Sergipe would recalculate the Value Added of the municipality of Canindé de São Francisco.

The Municipality of Canindé do São Francisco – SE requests that: (a) the State of Sergipe include a total amount of R$2.9 billion in the Value Added of base year 2013, recalculating the Index on Cities Participation (Índice de Participação dos Municípios)(“IPM”) due to the Xingó Hydroelectric Plant, in the same way as in subsequent years, for purposes of ICMS apportionment in 2017, with transfer of data to the State of Sergipe Court of Accounts (Tribunal de Contas do Estado de Sergipe) to be republished in the Deliberative Act No. 884/2016 under penalty of a daily fine of R$100,000; (b) that the state of Sergipe be compelled to provide, in 48 hours, the calculation chart of the value added of the municipality’s ICMS related to 2013, 2014, 2015 and 2016, indicating if the amounts received by Chesf in the form of advances, as indicated in (a), were part of the respective IPM value; (c) recognize the legal and tax relationship arising from the anticipation of revenue made by the Brazilian Government in favor of Chesf as a taxable element, certifying the inclusion of the owed ICMS amount and of the distribution product allocated to the VAF – Value Added of the Municipality of Canindé de São Francisco; (d) all defendants be compelled to make the necessary accounting and financial adjustments to include in the Value Added of year 2013 a total amount of R$2.9 billion, recalculating IPM and apportionment of ICMS, and ordering them to reimburse the municipality for the amounts unduly suppressed since 2013, in a total amount to be determined by an accounting expert.

The case was initially brought in federal court, but after the Brazilian Government alleged (and the court agreed) that it lacked standing to be sued, the case was remitted to a court of Canindé do São Francisco – SE. The case was then further remitted back and forth between state and federal courts after the Brazilian Government decided to once again intervene in the case pursuant to a filing made on September 12, 2018, and after the federal court decided to remit the case back again to state court. As a consequence, both Chesf and the Brazilian Government filed interlocutory appeals on September 12, 2019. On March 10, 2020, interlocutory appeals were judged, recognizing the competence of the Federal Court to process the deed. On August 28, 2020, a sentence was passed, correcting the value of the case to R$52.9 million and dismissing the request from the Municipality of Canindé do São Francisco. The sentence is subject to the mandatory double degree of jurisdiction. The Municipality of Canindé do São Francisco filed an appeal on October 21, 2020. On November 11, 2020, Chesf filed counterarguments and an appeal regarding the attorney’s fees. On December 17, 2020, the Municipality of Canindé do São Francisco, the Brazilian Government and the State of Sergipe were summoned to oppose Chesf’s appeal, which is still within the period for filing counterarguments.

Based on the opinion of its legal counsel, our management classified the risk of loss of this lawsuit as “possible,” in an estimate amount of R$52.9 billion as of December 31, 2020.

Furnas Process No. 5033017-06.2019.4.02.5101

In the amount of R$1,904 million, with Furnas (plaintiff) and Fazenda Nacional (defendant) as parties. This is a lawsuit aimed at discussing the collection resulting from the Notice of Infraction drawn up due to alleged irregularities in the calculation of the IRPJ and CSLL, in which the reversal of the Fundação Real Grandeza (FRG) actuarial liability was excluded from the Real Profit, an administrative discussion held in the administrative proceeding No. 16682.720517/2011-98. After the unfavorable administrative decision, Furnas filed an Annulment Action to have his right recognized in court, and as of December 31, 2020, no sentence had been issued in the process. The Brazilian Government filed a Tax Enforcement order to collect the debt, but the judge suspended its progress until the issue is definitively analyzed in the Annulment Action proposed by Furnas. We believe our risk of loss is possible.

Furnas Process No. 12448.727019/2020-89

This is an administrative proceeding in the amount of R$1,282 million brought by the National Treasury against Furnas regarding a partly adjudicated administrative proceeding No. 16682.720516/2011-43 due to the alleged insufficiency of payment for PIS/COFINS as that Furnas excluded from the calculation: RGR and Itaipu transmission revenues and included as financial income, in December 2007, income from actuarial liabilities held with Fundação Real Grandeza. In addition, the assessment includes amounts that are no longer paid as PIS and COFINS. The National Treasury alleges that the company proceeded with the compensation without presenting the appropriate document PERDCOMP. CARF, appeal instance of the administrative process, dismissed Furnas’ Voluntary Appeal, which brought a Special Divergence Appeal that was partially admitted and is only considering the exclusion of the RGR. remains under analysis by the CARF in the original process. The other matters were definitively judged at the administrative level. Furnas presented a guarantee to enable the issuance of a certificate of tax compliance and to take the discussion to the judicial level. Until December 31, 2020 Furnas had not been mentioned in the Tax Enforcement.

In February 2021, Furnas was cited from Tax Enforcement No. 5002123-76.2021.4.02.5101 proposed by the Brazilian Government to collect the amounts arising from the administrative proceeding (12448.727019 / 2020-89) with an increase of 20% in the amount in reason for the collection of the legal charges of the active debt. Thus, the total amount charged in this process is R$1,527 million (April / 2021).

Furnas Process No. 0085231-98.2015.4.02.5101

The Brazilian Government (plaintiff) and Furnas (defendant) are parties to this R$818 million lawsuit. This is a Tax Enforcement suit filed by the Brazilian Government to collect tax credit adjusted by IRPJ and CSLL calculated as a result of the accounting offsetting procedure carried out by Furnas. A judgment was handed down in the appeal (embargos) to Tax Foreclosure partially judging it to be valid, to exclude the isolated fine that had been applied together with the ex officio fine. The judgment ruled against Furnas relating to compensation without PER / DCOMP. Furnas filed an appeal against the judgment, which is pending. We believe we have a possible risk of loss.

Furnas Process No. 16682.722.946/2015-23

The National Treasury (plaintiff) and Furnas (defendant) are parties to this R$815 million lawsuit. This is a tax claim for expenses incurred in 2000 as a tax loss recorded in 2010 and, therefore, offset in 2009, 2010 and 2011. Expenses deducted in 2010 were disallowed by the tax authority. Furnas appealed and the court found the appeal partly valid and reduced the isolated fine. The National Treasury filed a Special Divergence Appeal which is pending judgment. Process was split for judicial collection of the portion related to unpaid taxes because the company made compensations without the use of PER/DCOMP, as there was a final administrative decision on this point, so that this amount was excluded from the present lawsuit, which is being analyzed by CARF for other matters. We believe we have a possible risk of loss.

Furnas Process No. 16682.722216/2017-94

The National Treasury (plaintiff) and Furnas (defendant) are parties in this R$508 million lawsuit. This is a process related to the issuance of an official letter of IRPJ and CSLL amounts, from January 2012 to December 2012, plus estimated and official fines. This entry was due to the disallowance, by the Federal Revenue Service, of the exclusion of R$908 million carried out by Furnas from the tax calculation base mentioned above, referring to the amount received by Furnas due to the extension in advance of the Concession Agreement for transmission of electrical energy No. 062/2001 - ANEEL, of December 4, 2012. We believe we have a possible risk of loss.

In January 2021 Furnas was notified of the unfavorable final decision of part of the aforementioned administrative proceeding (excluding the taxation of the amounts received due to the RBNI indemnity), and the discussion on the fines applied was maintained. In March 2021, Furnas was cited in Tax Enforcement No. 5015422-23.2021.4.02.5101 proposed by the Brazilian Government to collect this part already definitively judged, with the addition of 20% of the legal charges for enrollment in active debt, reaching the amount of R$611 million (April 2021). A guarantee was presented and a defense will be presented by means of Embargoes to the Tax Enforcement within the term.

The part of the fine discussion (maintained in the administrative process No. 16682.722216 / 2017-97) reaches the amount of R$10 million (April 2021).

Furnas Process No. 0046753-12.2020.8.19.0001

Furnas (plaintiff) and the State of Rio de Janeiro (defendant) are parties in this R$448 million lawsuit. Furnas filed an annulment action for the collection of ICMS on gas purchased by UTE Santa Cruz for power generation. We believe we have a possible risk of loss.

Furnas Process No. 5040962-10.2020.4.02.5101 in the amount of R$204 million, Process No. 16682.721.073/ 2014-51 in the amount of R$151 million and Process No. 5062386-45.2019.4.02.5101 in the amount of R$126 million. We believe we have a possible risk of loss for these proceedings.

CGT Eletrosul

This is a tax action related to the collection of income tax and social contribution on the indemnity received on account of the renewal of the concessions, in accordance with provisional measure 579/2012, converted into Law No. 12,783/2013. In July, 2020, there was a judgment of the Appeal filed by Eletrosul dismissing the company’s appeal understanding and stating that that tax charge would not depend on the denomination of the income. Even if it increased the indemnity it could be taxable and the appeal assured that the concession had expired. The court also noted that the company and the Brazilian Government signed a contractual renegotiation to extend the concession. Despite the unfavorable judgment, the Treasury cannot initiate collection, given the current decision issued in the Injunction No. 50163442320184047200, suspending the demand for the tax credit until the final decision of the declaratory action, which is pending judgment. The amount involved is R$576 million and we believe we have a possible risk of loss.

CGT Eletrosul

This is a tax assessment notice for the period from 2006 to 2007, based on the fact that the levy of taxes on revenue arising from contracts signed up to October 31, 2003 must comply with the non-cumulative regime, in detriment of the cumulative regime adopted by the company in accordance with the provisions of Article 10, item XI, Art. 15 of Law No. 10.833/2003, c/c Article 109 of Law No. 11.196/2005, and in compliance with the Technical Note No. 224/2006-SFFANEEL. On April 14, 2020, it was rendered fully valid. Regarding the merged company Eletrosul Centrais Elétricas S.A. - The Brazilian Government has filed appeals, which are awaiting judgment. The amount provisioned involved is R$209 million and we believe we have a remote risk of loss.

CGT Eletrosul

On December 17, 2010, the Brazilian Federal Revenue Service issued a tax assessment notice for the period from 2005 to 2009, confirming the lack of legal merit of the system for deferring the payment of taxes levied on the difference not received from the credits renegotiated with the Brazilian Government. On February 28, 2020, the company obtained a favorable judgment in the 4th Federal Court of Florianópolis regarding CGT Eletrosul. Currently, the matter awaits judgment of appeals filed by the Brazilian Government. The amount involved is R$658 million and we believe we have a remote risk of loss.

Administrative Proceeding No. 1500.013710/2017

Chesf, by force of a court decision issued in a lawsuit to which it was not a party, stopped paying - in the capacity of tax substitute - taxes that were owed by Brasken. The court decision was revoked without Chesf having been notified. The State Tax Authorities intend to collect the uncollected taxes from Chesf. The tax appeal filed by CHESF in these proceedings was dismissed by majority vote, and the judgment was closed on December 28, 2020, with the casting vote of the chamber president, in view of the tie verified between the two representatives of the tax authorities - including the reporting justice - who dismissed the appeal and the two taxpayers’ representatives, who accepted it. A special appeal has also been filed with the Full Board of the Tax Council, which is still pending distribution. We believe we have a probable risk of loss involving R$296 million.

Amazonas GT Proceeding No. 0207794-88.2009.8.04.0001 - Undue ICMS

The discussion refers to the collection of ICMS on the installment called “assured energy”. In the administrative sphere, it was understood that these payments should integrate the ICMS calculation basis; however, there is judicial expert evidence confirming that this is merely a contractual guarantee and a favorable precedent for our thesis. We believe our risk of loss is remote and the proceeding involves a total amount of R$164 million.

Amazonas GT Proceeding No. 10283.722316/2020-32 - Undue PIS/COFINS

Tax assessment notice issued by the Federal Revenue Service for the collection of PIS and COFINS not collected by the company from 2015 to 2017, which was contested by the company on the grounds that the revenues from sales to consumers within the Manaus Free Trade Zone are exempt from the assessment of such contributions, pursuant to Decree-Law 288/67. The process is classified as “remote” in the total amount of R$138 million.

Eletronorte Proceeding No. 0099058-23.2016.814.0301

Tax Enforcement filed by the State of Pará for collection of the Water Resources Inspection Fee - TFRH established by the State of Pará. The lawsuit, on December 31, 2020, was assessed with possible risk of financial disbursement in the amount of R$276 million. We believe that our risk of loss is possible.

Eletronorte Proceeding No. 001747-05.2018.8.14.0061

Tax Enforcement filed by the State of Pará to collect the Water Resources Inspection Fee - TFRH established by the State of Pará. The lawsuit, on 12.31.2020, was assessed with possible risk of financial disbursement in the amount of R$148 million. We believe that our risk of loss is possible.

Eletronorte Proceeding No. 10166-730.163/2013-12

Writ of Mandamus filed by Eletronorte challenging the demand for payment of amounts related to contributions to PIS/PASEP and COFINS, ascertainment period 2009 and 2010. The lawsuit, as of December 31, 2020, was assessed with possible risk of financial disbursement in the amount of R$162 million. We believe that our risk of loss is possible.

Eletronorte Proceeding No. 0097746-80.2004.8.23.0010

We are challenging in court the collection of a fine related to the use of ICMS credits when transferring them to Boa Vista Energia, upon the spin-off of our assets to create them, in the amount of R$98.5 million, with possible disbursement risk, therefore, not provisioned. We believe that our risk of loss is possible.

Eletronorte Proceedings No. 0099058-23.2016.814.0301 and 001747-05.2018.8.14.0061

Pará state law is also being disputed before STF by means of ADI No. 5374 filed by Confederação Nacional da Indústria - CNI. In this case, Eletronorte was admitted as amica curiae and on 13.12.2018 it was granted an injunction to suspend erga omnes the effectiveness of the law, a decision that was endorsed by the Plenary of the STF on 08.07.2020. The judgment on the ADI endend February 23, 2021, with the Federal Supreme Court unanimously upholding the request to declare the unconstitutionality of Law No. 8,091/2014 of the State of Pará. This decision became final. Due to this decision, lawsuits No. 0099058-23.2016.814.0301 and 001747-05.2018.8.14.0061 are at remote financial disbursement risk.

Civil Proceedings

Furnas and LIGHT agreement

In December 2020, Furnas Centrais Elétricas and LIGHT - Serviços de Eletricidade S.A. agreed to settle a lawsuit. The lawsuit refers to the declaration of nullity of Decrees Nos. 036, 037, 040, 049 and 075/1986, issued by DNAEE, as well as the reimbursement of the amount equivalent to the difference between the tariff amounts that were due during the so-called “general price freeze”, instituted by the Cruzado Plan, and the amounts actually charged by Furnas during the effectiveness of the decrees declared null and void. The decision to settle was made considering the stage of the lawsuit, the existence of a similar lawsuit with an unfavorable outcome for Furnas in the same court, the granting of a substantial discount (approximately R$146 million) by LIGHT in respect of the amount of the lawsuit it calculated, and the dismissal, by Furnas, of an appeal awaiting judgment in the STJ, acknowledging the amounts calculated by LIGHT, based on the documents in the lawsuit, duly analyzed and validated by Furnas. Furthermore, the execution of the agreement in 2020 avoided the application of a 4.23% percentage, referring to the UFIR-RJ variation for 2021, on the amount under discussion, and avoids default interest of 1% per month.

The agreement consisted of Furnas taking advantage of an opportunity to reduce its liabilities, in light of the Policy of Judicial and Extrajudicial Agreements of Eletrobrás Companies, and provides for the payment of R$496 million, divided into three installments. The first installment, of R$336 million, was paid on December 28, 2020. The second installment, of R$40 million, will be paid on December 5, 2021. The third and last installment, of R$120 million, is due on March 18, 2022 and may be paid through the transfer of assets, in whole or in part. The amount of the court settlement has already been written off in the Financial Statements of December 31, 2020, as other expenses, and there was no previous provision for this amount.

Furnas Proceeding No. 0146201-70.2011.8.19.0001

Furnas (plaintiff) and ABB Ltda. (defendant) are parties to a R$366 million lawsuit for compensation referring to the contract for the supply of converter stations for the ITAIPU transmission system. The proceeding is in expert analysis phase. There is a risk of possible loss.

Furnas Case No. 0230268-26.2015.8.19.0001,

This matter is in the amount of R$198 million, with the Consorcio Fornecedor Batalha - CONBAT (plaintiff) and Furnas (defendant) as parties. This is a declaratory action for the nullity of a contractual fine and an award for the reimbursement of several amounts arising from the claim for economic rebalancing of the contract entered into between the parties at the time of the construction of AHE Batalha. The proceeding is in the expert analysis phase. There is a risk of possible loss.

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

In northern Brazil, Eletronorte is involved in several proceedings related to the expropriation of lands for the construction of the hydroelectric plant of Balbina, in the state of Amazonas. The lawsuits related to the Balbina expropriation involve the value to be paid for the expropriated land and the legality of the ownership of the affected land claimed by alleged landowners. Most of the proceedings are in the phase of execution of the sentence. There is a discussion about the legitimacy of the titles presented by the expropriated parties, with the Federal Public Prosecutor’s Office filing a Public Civil Action challenging these titles. The provision set up for this lawsuit at December 31, 2020 is R$272 million for a probable risk of loss.

Chesf is the plaintiff in an expropriation lawsuit against Herculano Galdino do Nascimento, distributed under the number 0000538-66.2007.805.0245. The lawsuit has as opposing party his successor Henrique Moraes do Nascimento. Process in the discovery phase - expert report. On 07/06/2018, the Federal Court decided not to recognize the Brazilian Government’s legal interest in intervening in the case and remanding the case to the State Court, a decision that AGU appealed, which is pending. We believe our risk of loss is probable and we have provisioned R$52 million.

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

The lower court judge dismissed Mendes Jr.’s claims and Mendes Jr. appealed to the Appellate Court of the State of Pernambuco and the other parties also filed for appeals.

The plaintiffs initially claimed damages of approximately R$7 billion (prior to any inflation adjustment).

On March 3, 2020, an appeal (Embargos do Recurso Extraordinário) filed by Mendes Jr. against Chesf was rejected. The decision favorable to Chesf is final and not able to be appealed.

Xingó Plant “K Factor”

Chesf is the plaintiff in a lawsuit in which it requests the declaration of partial nullity of adjustments (Factor K of analytical price correction) to the civil works contract of Usina Hidrelétrica Xingó, signed with the Consortium formed by the Companhia Brasileira de Projetos e Obras - CBPO, CONSTRAN S.A. - Construções e Comércio and Mendes Júnior Engenharia S.A, and the return of amounts paid, as Factor K, in the amount of approximately R$350,000 (values in effect at the time, converted into reais), twice. The same defendants, in addition to contesting the deed, filed a counterclaim in parallel, pleading the condemnation of Chesf to overdue payments resulting from the same contractual amendment not timely settled by the company.

After a long procedural process, the TJPE dismissed Chesf’s action and upheld the defendants’ counterclaim. The STJ dismissed or partially dismissed Chesf’s appeals. We updated the provision of the case to R$1,500 million and other additional R$151 million in fees in favor of the lawyers of the opposing party. We believe our risk of loss is probable.

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

The Federal Court of the 1st Region partially maintained the original order, but its decision had been suspended, since one of the judges had requested more time to decide on the case. On June 30, 2011, Chesf’s appeal to the Federal Regional Court of the 1st Region was partially upheld, and the plaintiff’s appeal was dismissed. On September 30, 2011, a Settlement Action (0054126-49.2011.4.01.0000) was filed with the Federal Regional Court of the 1st Region, and a preliminary injunction was granted on December 31, 2011, ordering suspension of the execution of the main proceedings, which continues until this moment. As of December 31, 2020, Chesf has recognized a probable provision of R$161 million in relation to this proceeding, as it corresponds to the total amount involved. The settlement action is still pending.

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

The Brazilian Government entered the lawsuit by expressing legal interest in the claim, which was granted. ABRATE requested to enter the condition of amicus curiae. Judgment resumed on August 28, 2019 by the Court of Justice of the Federal District and Territories, in which Chesf’s appeal was granted by 4 votes to 1 and the judgment was published on October 10, 2019. Interposition of motion for clarification was presented by both parties, all of which were judged void. A new motion for clarification was filed by the plaintiff on January 29, 2020, still pending judgment. This position remains unchanged on December 31, 2020. Based on the opinion of legal counsel, our management classified the risk of loss of this lawsuit as “possible,” in an estimated amount of R$512 million as of December 31, 2020.

Proceeding No. 33328-13.2015.4.01.3400 - 15th Federal Court of the Judicial Section of the Federal District.

This is a public civil lawsuit by ANEEL alleging Chesf responsible for losses that final consumers of electricity would have had due to delays in the works related to the Shared Generation Facilities - ICGs. ANEEL claims the losses total R$1,471 million. In September 2019, a judgment was issued in which the claim was partially upheld against Chesf to reimburse the amounts paid by the Electricity Trading Chamber. The court, however, ruled that the Brazilian Government was to blame for the delay, so that Chesf’s responsibility would be limited to the percentage of its fault for the delays, which would be assessed by an expert in the ANEEL subsequent appeal. It is not possible to evaluate, at the present time, what the outcome of the cause would be, since this is the first action in the country to address the issue.

Based on the assessment of its legal counsel, management classified the risk of loss as “possible” in the estimated amount of R$1,471 million.

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

Chesf challenged the expert reports presented in both lawsuits in May 2016. Chesf filed its final allegations in September 2016, and the matters are pending judgment since December 31, 2018. The migration of the matter to the PJe system ocurred in January 2019. On May 21, 2019, after digitization, the court ruled that the deed should be concluded again for sentencing. Based on the opinion of its legal counsel, our management classified the risk of loss of this lawsuit as “possible,” in an estimated amount of R$716 million as of December 31, 2020.

Chesf - Rural Workers’ Union Civil Public Lawsuit

This is a public civil action proposed by the Federal Prosecutor’s Office before the Subsection of Paulo Afonso - BA (case no. 2490-83.2012.4.01.3306) where it seeks to obtain a judicial decree stating the non-existence of an addendum signed in 1991 to the agreement signed in 1986, between Chesf and representatives of the Rural Workers’ Union of the Submédio São Francisco. The amount attributed to the claim was R$1,000,000. A judgment was handed down declaring the 1991 agreement to be null and void, which changed the VMT calculation method to the equivalent amount of 2.5 times the minimum wage, as well as to determine the payment of the differences found since 1991 between the amount actually paid and the value of 2.5 times the minimum wage, monetarily corrected, plus default interest for each family that received or still receives the VMT, for the respective period, that has received and belongs to the territorial jurisdiction of this Subsection, except for the cases of re-settlers who have concluded the terms of extrajudicial agreements and the public deed of donation with the defendant, renouncing the benefits of VMT, as well as removed the right of interested parties to the perception of installments affected by the five-year prescription, as from the filing of the lawsuit. Appeals were filed against the judgment by Chesf and the MPF. The appeals are currently pending judgment.

Based on the opinion of its legal counsel, our management classified the risk of loss of this lawsuit as “possible,” in an estimate amount of R$1 billion as of December 31, 2020.

Chesf - AES Sul Distribuidora Gaúcha de Energia Lawsuit

AES Sul Distribuidora Gaúcha de Energia brought an action against Chesf in the 15th Federal Court of the Federal District. The matter involves the accounting and settlement of market transactions by ANEEL, regarding positive exposure (profit) due to the non-option for relief (insurance) made in December 2000. An interlocutory decision resulted in a judgment of approximately R$110 million, with payment stipulated for July 11, 2008.

In order to suspend the demand for the debt, Chesf: (1) filed an Injunction Suspension Request at the STJ; (2) submitted a writ of mandamus before the Federal District Court of Justice - TJDF; (3) filed a petition requesting Chesf to join the process, as a necessary passive litisconsortium (litisconsórcio passivo necessário). The writ of mandamus and petition were accepted, with the consequent reform of the injunction and suspension of the debt. Chesf joined the lawsuit under a necessary passive litisconsortium (litisconsórcio passivo necessário) and contested the action. On December 31, 2011, the Federal Regional Court of the 1st Region upheld the writ of mandamus and AES appealed. The appeal was denied and AES appealed that decision. The lawsuit was dismissed, the motion for clarification was rejected, and the plaintiff filed a further appeal. In December 2012, Chesf offered counterarguments, and the remittance to TRF 1st Region was pending judgment. In March 2013, TRF 1st Region upheld the MS filed by Chesf. The AES appeal was judged and the matter was dismissed. In March 2014, the Appeal filed by AES was judged and provided by TRF 1st Region. Against the judgment that upheld the Appeal, Chesf filed a motion for clarification, which was rejected. After the judgment was published on January 14, 2016, Chesf and the other defendants filed an appeal against motion for reconsideration. This position remains unchanged as of December 31, 2020, since there was still no judgment on the appeal for clarification.

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

Based on the evaluation of the legal advisors, the management classified the risk of loss of this matter as “probable,” in the estimated amount of R$1,447 billion. This amount corresponds to the portion of the judicial decision that limited the GSF to 95%, and the company maintains a provision in its non-current liabilities to support any losses.

Eletronorte civil lawsuit

Sul América Companhia Nacional de Seguros brought an action against Eletronorte claiming the reimbursement of amounts paid by the plaintiff to Albrás Alumínio Brasileiro S.A. (“Albras”), pursuant to obligations due under insurance contracts.

The plaintiff claims that the insurance claim was for the interruption of the supply of electricity to the industrial complex, which is the subject of a specific contract between Albras and Eletronorte. Eletronorte argued that the statute of limitations should apply, absent strict liability, no fault and unforeseeable circumstances. On March 1, 2021, the Superior Court of Justice ratified the settlement agreement between Eletronorte and the Plaintiffs Insurance Companies in the amount of R$390 million. We believe that our risk of loss is probable.

Eletronorte – Civil Lawsuit

This civil proceeding concerns the collection by CNEC - Consórcio Nacional de Engenheiros Consultores S.A. of monetary restatement and interest for the late payment of invoices, due to the disproportionate monetary restatement compared to the real value of the currency, through the use of indexes not reflecting the contractual agreement. Eletronorte maintains that the parties settled all their pending matters by executing a “Debt Recognition, Consolidation and Payment Agreement and other covenants”, and that the claim is prescribed and settled. In October 2017, there was a change in the degree of risk, from the classification of possible to remote. In the first quarter of 2018, given the procedural progress, with favorable and unfavorable decisions for both parties, this cause was once again classified as a possible risk. As of December 31, 2020, the updated amount of the claim is R$530 million.

Amazonas GT and Eletrobras

There are two lawsuits filed by El Paso Amazonas Ltda and El Paso Rio Negro Ltda, related to debts under the energy supply agreements No. 1805/2005 and 1806/2005. By succession, the ownership of these contracts was transferred to Amazonas Energia in 2008, and subsequently to Amazonas GT, upon the spin-off aiming at the deverticalization of Amazonas D in 2015. Lawsuits 0013391-90.2010.4.01.3400 (El Paso Amazonas Ltda, 1st Federal Court of Brasilia) and 0039286-87.2009.4.01.3400 (El Paso Rio Negro Ltda, 15th Federal Court of Brasilia) claim payments for supplied electricity, fines and charges for delays and defaults by Manaus Energia (now Amazonas GT, as successor) in fulfilling its obligations.

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

Our understanding is that this amount could not be collected as there were several pending agreements, based on administrative proceedings, which resulted in precautionary withholdings, foreign exchange reimbursements, compensation for losses and sanctions for unavailability of power. The Brazilian Government intervened as assistant, which caused the proceedings to be transferred to the Federal Court.

In both cases, we received unfavorable decisions. On August 8, 2013, the judge ruled the claim for condemnation, in accordance with the terms of the contract (No. 0013391-90.2010.4.01.3400 (El Paso Amazonas Ltda). We have appealed the judgment and have not paid the amount in dispute. We have provisioned R$459 million for this proceeding. The judge also ruled the claim for condemnation, in the second lawsuit (No. 0039286-87.2009.4.01.3400 (El Paso Rio Negro Ltda.). We appealed to the regional federal court and the appellate court confirmed the previous judgment. We have not made any payment with respect to this judgment. We have provisioned R$158 million for this proceeding. We believe our risk of loss is probable.

Angramon

The Angramon Consortium, consisting of Andrade Gutierrez Engenharia S/A, Construções e Comércio Camargo Corrêa S/A, Construtora Norberto Odebrecht S/A, UTC Engenharia, Techint Engenharia e Construção S/A, Empresa Brasileira de Engenharia S/A and Construtora Queiroz Galvão S/A, filed a lawsuit (No. 0508930-19.2016.4.02.5101) against Eletronuclear seeking termination of the contract for electromechanical assembly of Angra III plant, alleging that Eletronuclear did not fulfill its payment obligations under the agreement. Eletronuclear filed its defense alleging that the case was not of termination but annulment because the Angramon Consortium committed fraud during the bidding process, in accordance with the leniency agreements of the construction companies and certain of their executives. The judge of first instance rejected Eletronuclear’s argument and ruled in favor of the plaintiffs determining the termination of the contract and the payment of R$31,200 by Eletronuclear in attorney’s fees. Eletronuclear filed an appeal on November 27, 2019. On December 11, 2019, the 7th Panel of the Federal Regional Court of the Second Region unanimously declared the nullity of the electromechanical assembly contract of the Angra III Nuclear Power Plant, and the consortium was ordered to pay R$300,000.00 as a defeat fee. On September 25, 2020, the judgment of the motion for clarification filed by the Consortium against the judgment of the Federal Regional Court was removed from the online agenda (due to the COVID-19 pandemic), in compliance with the request of the parties to include it in the in-person agenda. We believe our risk of loss is possible.

In parallel, in March 2019, Eletronuclear filed an indemnity action against the Angramon Consortium to claim all that had been paid in connection with the Angra III electromechanical production agreement, except the amount incorporated usable by Eletronuclear. All the contractors challenged the claim and UTC Engenharia and Techint Engenharia e Construção S/A filed a counterclaim. The Brazilian Government was admitted as Eletronuclear’s assistant and the process is in the discovery phase. The risk of success for Eletronuclear as a plaintiff is assessed as possible. The amount involved is R$3.1 billion, but the judgment of the TRF2, which unanimously granted Eletronuclear’s claims, has been revised and is currently at zero reais.

CGT Eletrosul

ANEEL Tender No. 004/2014 - Lot A

The MME complied with the recommendation of ANEEL Order No. 2,194 and declared, on October 31, 2018, the expiration of Concession Agreement No. 001/2015, signed by the subsidiary CGT Eletrosul. Contractual sanctions may be applied to the subsidiary, including administrative fines. The guarantee of faithful compliance with the contract, in the amount of R$163.8 million, may be executed to pay said fine.

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

CGT Eletrosul invested R$140.2 million in the project, which amount is being used, at ANEEL’s discretion and through negotiations, by the winners of the new concession bid held in December 2018, in which case CGT Eletrosul will be fully or partially refunded.

Accordingly, CGT Eletrosul has provisioned the amount of R$52 million related to the fine that may be applied by ANEEL due to the maturity of the concession agreement No. 001/2015. In addition, we have a possible risk of an increase in our fines in the amount of R$279 million (which excludes the provisioned amount of R$52 million).

Regarding the fine, CGT Eletrosul filed a statement in the administrative proceeding. The proceeding is awaiting judgment.

CGT Eletrosul

Case 2-12 0 236/12

KfW Bank, as guarantor of certain loans of prior CGTEE (current CGT Eletrosul), brought a claim for repayments due (recorded as contractual fines), interest on overdue loans, late payment interest on overdue repayments and a claim for damages.

The first instance judge of the District Court of Frankfurt ruled against CGTEE; CGTEE’s appeal was filed in June 2016, and remains pending as of the date of this annual report. In the second instance, after hearings, the Regional Superior Court in Germany decided to obtain the opinion of an expert on Brazilian law, in particular on Decree No. 93,872/1986 and the need for the consent of the Board of Directors for such an encumbrance, as determined by Law No. 6,404/1976. As of the date of this annual report, the lawsuit is in the stage of the parties submitting statements in light of the expert evidence. There is still no decision at second instance. The amount of R$614 million is classified as possible.

Judicial Process - Annulment Action - Incidence of CSLL and IRPJ on credits from Law No. 8727/93

Proceeding No. 5004361-95.2016.4.04.7200 - This is an Annulment Action filed by CGT, seeking the cancellation of IRPJ and CSLL tax credits on amounts appropriated in the books, as monetary restatement and interest arising from the late payment due by Enersul and CEEE (assumed by the Brazilian Government as from Law No. 8727/93) to the company, as a result of the supply of electricity in the past, discussed in Administrative Proceeding No. 10983. 721216/2010-20 and demanded in Administrative Collection Proceeding No. 11516.722911/2015-92, as well as the tax credits arising from the non-approval of the compensations made by the company (Administrative Proceeding No. 10983.913474/2011-11) and the demands of Administrative Collection Proceedings No. 10983.914432/2011-06 (CSLL), No. 10983.914722/2011-41 (CSLL) and No. 10983.914723/2011-96 (IRPJ/CSLL). In 2020, a decision was issued that granted the company’s requests, to declare (i) that the IRPJ and CSLL are only applicable to the amounts of debt rescheduled based on Law No. 8727/93 at the time of their effective receipt (cash basis), and not of their commercialization; and (ii) the unenforceability of the tax credits claimed in Administrative Collection Proceedings No. 11516. 722911/2015-92, 10983.914432/2011-06, 10983.914722/2011-41, and 10983.914723/2011-96; and, further, to (iii) determine the conversion of the amount deposited by the company, related to the incidence of the IRPJ and CSLL, into income of the Brazilian Government; and, finally, (iv) disregard the tax credit of isolated fine demanded on the IRPJ and CSLL credits charged in Administrative Proceeding No. 10983.721216/2010- 20. Currently, the appeal is awaiting judgment. Possible risk of loss of R$450 million as of December 31, 2020.

Civil Lawsuit n. 0022780-32.2018.4.02.5101 Eletronuclear

This is a declaratory and condemnatory action filed by Andrade Gutierrez, for the: (i) restoration of the economic-financial balance and recovering losses, preventing the illicit enrichment of Eletronuclear; (ii) revocation of the decision that declared the nullity of the contract and its amendments; (iii) recognition of contractual termination due to a default by ETN; (iv) collection of services provided by Andrade Gutierrez and not paid by Eletronuclear. On January 7, 2020, the judge issued an order determining the suspension of the lawsuit until the final decision on the compensation action proposed by Eletronuclear against Andrade Gutierrez. On January 27, 2020, Andrade Gutierrez submitted a motion for clarification requesting the acceptance of its appeal so that the lawsuit filed by Eletronuclear against Andrade Gutierrez is suspended alleging that the lawsuit filed against Eletronuclear is harmful to it. On December 17, 2020, a corrective order was passed, determining that expert evidence should be submitted. Our management classified the risk of loss in an estimate amount of R$165 million as of December 31, 2020.

Proceeding No. 2016.01.1.023146-3

Action for Contract Termination together with Obligations to Perform and not to Perform, with a request for emergency relief requiring that (i) the termination of the Contract entered into between the parties be declared due to Eletronorte’s fault - Contract for the Rendering of Services of Civil Works, Assemblies and Launching of Cables LV 286/2011, (ii) oblige Eletronorte to proceed with an accounts meeting of the parties’ credits and debits or, at least, that a legal expert be appointed to make the accounts meeting and (iii) recognize a credit in favor of the plaintiff Mavi Engenharia, Evaluated with a possible disbursement risk level of R$247 million.

Proceeding No. 0001386-33.2016.8.03.0006

Action for compensation for property damage due to flooding in the Municipality of Ferreira Gomes combined with a request for advance relief regarding the recovery of the degraded area. On December 31, 2020, the lawsuit was assessed with a possible risk of financial disbursement in the amount of R$103.4 million.

Proceeding No. 2005.34.00.022823-7

This is a class action lawsuit filed against Eletronorte and other defendants seeking the return to the public coffers of the amounts relating to contracts signed with DNA Propaganda. The lawsuit was dismissed without trial of merit due to lack of procedural interest and loss of object and has been at the Federal Regional Court for necessary review since 08/23/2011. Chance of remote loss is estimated at R$575 million.

Probable Civil Proceedings

Furnas - Civil Proceedings

As of December 31, 2020, Furnas was a defendant in probable civil proceedings totaling R$415 million, with emphasis on the change in the risk prognosis from possible to probable proceedings No. 0168397-68.2010.8.19.0001 CONVAP Engenharia e Construções S.A., in the amount of R$105 million and No. 019.1600-93.2009.8.19.0001 CAEFE Caixa de Assistência dos Empregados de Furnas e Eletronuclear in the amount of R$101,696, and for the payment of the uncontroversial part of the proceeding filed by Construções e Comércio Camargo Correa S.A., in the amount of R$49 million. We believe we have a possible risk of loss.

Remote Civil Proceedings

Furnas Proceeding No. 0003354-76.2011.8.09.0113 Indemnity Action for Moral and Material Damages Expropriation paid in 1987 by extrajudicial agreement Indemnity for moral and material damages due to the implantation of UHE Serra da Mesa. Chance of remote loss is estimated at R$1.148 million.

Chesf

Chesf is a defendant in an indemnity action proposed by Hidroservice (process No. 0009364-44.2003.4.05.8300) that is pending in the Second Federal Court in Pernambuco, aiming at the annulment of the securitization agreement for the electric sector with indemnity for the discount in the negotiation of securities received, plus bank interest. On appeal the sentence that dismissed the action was maintained. A motion for clarification was adjudged on November 26, 2013 to correct the material error pointed out by Chesf and to deny compliance with both motions of the parties. Hidroservice presented a special appeal and an extraordinary appeal. We and the Brazilian Government filed a Special Appeal requesting an increase in the honorary budget. The Extraordinary Appeal of Hidroservice and the Special Appeal of Eletrobras and the Brazilian Government were dismissed and the Special Appeal of Hidroservice was sent to the STJ (RESP 1.513.670/PE), where it is pending judgment. Hidroservice, Eletrobras and the Brazilian Government filed an interlocutory appeal in order for their appeals to be admitted. On 04/23/2020, the special appeal of Hidroservice was granted, determining the return of the records to TRF5 for judgment of the motion for clarification by it (Hidroservice) opposed. Internal complaints from Hidroservice and Eletrobras, which were dismissed, in a decision of 10/8/2020. The proceeding was referred to the 5th Region TRF on 11/16/2020, for judgment of the previous motion for clarification opposed by Hidroservice before the 5th Region TRF. This position remains unchanged on 12/31/2020. On the other hand, Chesf filed a declaratory action for implementation and contractual release combined with payment consignment, nº 0035333-41.1995.8.17.0001 (2nd civil court, Recife-PE), in view of the contracts CT-I-92.1.0120.00 and CT-I-92.1.0119.00, where it made a deposit of Cr$1,602,826,241.73, equivalent to R$2.1 million, where only in April 2016 its merit was judged in an unfounded sentence for Chesf. Object of Motion for Clarification denied, appeal filed by Chesf on 03/28/2017. Filed to Reporting Judge Itabira de Brito Filho on 08/21/2017. This position remains unchanged on 12/31/2020. We believe our risk of loss is remote and we have no provisions in case of loss.

Proceeding No. 0010866-62.2015.4.01.3400 - Mauá

The lawsuit seeks a declaration of Andrade Gutierrez - AG’s right to suspend the performance of contractual obligations; to determine that AmGT resume the construction work; a declaration of judicial rescission, in case it is impossible to resume the construction work; an order for Amazonas GT to pay compensation for losses arising from the rescission; a declaration that the fines attributed to the plaintiff are not due; and the release of contractual guarantees.

The parties reached an agreement to continue the work, which was completed, but did not reach a definitive solution to the contract. On 11.29.17, a decision was issued granting the provisional remedy requested by Amazonas GT and determining that the AG refrain from suspending the execution of the activities, until further notice from the court. The case is in the evidentiary phase and, therefore, has not yet been decided. Process classified as “possible” in the total amount of R$159 million.

Proceeding No. 1020153-27.2018.4.01.3400 – Mauá

Proceeding No. 10866-62.2015.4.01. 3400, whereby the subsidiary Amazonas GT claims that the defendant Andrade Gutierrez be ordered to pay the fines related to administrative proceedings Nos. 088/2014, 097/2014, 003/2017 and 004/2017, limiting the collection in this case to 40% of the total updated value of the contract stipulated between the parties, which amount should be duly corrected and updated, and to reimburse it for the amount related to the amount involved in the extension of the contract with Arcadis due to Andrade Gutierrez’s fault, which amount should be duly updated and corrected. The lawsuit is currently on hold. Process classified as “possible” with a gain value for Amazonas GT of R$860 million.

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

As described in the TAC, such actions will be completed by 2015 and delays of more than 15 days in relation to the schedule, without due clarification, would entail the application of daily fines in the amount of R$10,000.00 (ten thousand reais). Of the total of 25 TAC items, 18 have already been completed and 7 continue to be monitored, according to the Archiving Promotion issued by the MPF on May 20, 2016 and Certificate issued by the MPF on November 29, 2018.

The TAC also requires us to comply with the conditions listed in the IBAMA Installation License No. 456/2007 and in Operation License No. 1074/2012 and leads to the extinction of Public Class Action (Ação Civil Pública) No. 2010.51.13.000406-9 that was in course in the 1st Federal Court of Três Rios. We have no classification of risk or provision for this proceeding.

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

Pursuant to the TAC, Furnas committed to develop cultural and social projects and programs that seek to protect, among other things, fauna, indigenous communities, and historical and archaeological heritage. The TAC would be valid for 19 years, and for each obligation regarding the development of cultural and social projects there is a schedule of up to 10 years. In September 2016, Furnas submitted a request to MPF to terminate the TAC considering that Furnas had completed all of its commitments under the TAC other than a heritage education program. In September 2018, MPF requested additional actions from Furnas related to SVMA/SP and FUNAI. The response to the MPF was presented through three letters sent on October 2018, January 2019, and February 2019. Furnas is currently awaiting a position from the MPF regarding these issues. The MPF decided to make the full settlement of Furnas’ obligations, in relation to the TAC, subject to compliance with clauses 1.2 and 1.3 of Chapter V entitled “Das Comunidades Indígenas”. The MPF decided to make the full settlement of Furnas’ obligations, in relation to the TAC, subject to compliance with clauses 1.2 and 1.3 of Chapter V entitled “Das Comunidades Indígenas”. Furnas is currently negotiating with the Indigenous Communities and the MPF to comply with the aforementioned clauses.

Executed, on December 15, 2000, by Furnas and IBAMA, with the Federal Public Ministry - MPF, including responsibilities related to the Secretary of Green and Environment of the Municipality of São Paulo - SVMA/SP, to the Instituto Florestal - IF/SP, the National Indian Foundation - FUNAI and the National Historical and Artistic Heritage Institute - IPHAN, to remedy the pending issues related to the impacts arising from the implementation of the Itaberá - Tijuco Preto III Transmission Line. According to this TAC, Furnas is committed to developing socio-environmental and cultural projects and programs aimed mainly at protecting fauna, indigenous communities and historical and archaeological heritage. The term of this TAC extends for 20 years, with a specific timetable for each action. It is worth clarifying that this TAC is in the process of being evaluated by the Federal Public Ministry for the issuance of corrective decisions.

For each item included in the TAC item there are defined deadlines of up to ten years, which may be extended, with the agreement of the MPF and the other official bodies involved in the TAC.

In respect of the resources allocated to cultural and social programs and projects and environmental compensation - there is no deadline for compliance. In Chapter I the TAC provides that Furnas has to allocate, at least, the amount of R$4,186 thousand to the implementation of environmental, cultural and social; programs and projects. The status of the other items is as follows: (i) georeferencing of areas of the colony crater conservation unit - under analysis by MPF/PR-SP; (ii) actions in existing conservation units at the Instituto Florestal (IF) - awaiting positioning by the MPF; (iii). From indigenous communities - currently in negotiations with the MPF; (iv) historical and archaeological heritage program - awaiting positioning from the MPF/PR-SP; (v) heritage education program - concluded, according to a statement of IPHAN - awaiting positioning by the MPF/PR-SP.

The environmental programs and actions established in this TAC were elaborated and approved with the consent and participation of licensing agencies as well as supervisors who signed this Term, in addition to the Green Secretary of the State of São Paulo, Municipal Secretary of Environment of São Paulo and the São Paulo IF. The Tac also establishes penalties for each action and program that have not been effectively fulfilled, emphasizing that, in the final provisions of this TAC, a daily fine of R$25,000 to R$100,000 is established, depending on the default time. All values in the TAC are linked to UFIR or any official index that replaces it. As of the date of this annual report, no penalty has been applied to this TAC - LT 750 kV Itaberá - Tijuco Preto III. We have no classification of risk or provision for this proceeding.

Environmental Proceeding No. 5000859-28.2020.4.01.5111

Public Civil Action filed by the Federal Public Ministry against Eletronuclear, National Commission of Nuclear Energy (“CNEN”) and the Brazilian Institute of the Environment and Natural Resources (“IBAMA”), seeking the declaration of nullity of the environmental and nuclear licenses granted to Eletronuclear for the development of the Second Supplementary Storage Unit (UAS) of the Almirante Álvaro Alberto Nuclear Plant. On January 21, 2021, Eletronuclear filed a defense, and the hearing was held on March 2, 2021 without settlement. On February 18, 2021, the injunction preventing the transfer of the fuel elements used for the UAS was revoked. The records were forwarded for sanitation. In parallel, an appeal (agravo de instrumento) was filed by an environmental association against the decision that revoked the injunction, for which Eletronuclear may file a counter appeal. This appeal is still pending a response by Eletronuclear. The proceeding is classified as possible in the amount of R$240 million, in addition to the possible shutdown of Angra 2 and Angra 1, with possible significant pecuniary losses but not estimable.

Environmental Proceeding No. 0008492-07.2005.4.01.3600

Proceeding concerning the revocation of the concession of the Environmental license of UHE Dardanelos on the Aripuana River in Mato Grosso. On December 31, 2020 the risk of Financial disbursement is remote in the amount of R$56 million.

Environmental Proceeding No. 2002.34.00.026509-0

Proceeding seeking the declaration of nullity of ANEEL Order No. 288/02, which revoked items 2.10.6, 2.11.1 (b), 2.11.2 and 8.3. 2 of MAE’s market rules, ratified by ANEEL Resolution 290/00, under the argument that in December 2000 it carried out, based on MAE’s rules established in Resolution 290/00, the operation called “no option for exposure relief”, so that it obtained a positive exposure of R$373 million. The request was judged valid in the 2nd instance. As a consequence, the accounting and settlement must be redone and adapted to the MAE rules as they were before Order no. 288. Appeal pending judgment. The process is evaluated with a probable risk of financial disbursement of R$58 million.

Environmental Proceeding No. 0018764-73.2008.4.01.3400

Ordinary Action filed by Eletronorte seeking to release the company from complying with Normative Resolution 303/2008, issued by Aneel, which requires the companies in the isolated systems to acknowledge overpayment of the “CCC” subsidy and return it to the “CCC”, through an application for payment in installments. Eletronorte’s appeal pending judgment. Amount involved R$654 million, with possible risk.

Environmental Proceeding No. 0007828-86.2008.40.01.3400

Ordinary Action filed by Eletronorte seeking the annulment of the Resolutions issued by Aneel in order to grant the company the right to have examined and acknowledged the requirements for its inclusion in the subrogation of CCC for the undertakings made between Law no. 9.648/98 and Law no. 10.438/2002. Request dismissed. Eletronorte’s appeal pending judgment. Amount involved R$544 million, with remote risk.

Labor Proceedings

Eletronuclear - Proceeding No. 0064500-25.1989.5.01.0029

Proceeding filed by the Engineering Workers Union of Rio de Janeiro State (“SENGE”), with a value of R$574 million, in which the payment of the URP/1989 index - Economic Plan is discussed. The judicial decision of merit that dealt with the issue delimited the payment of the URP index only for the month of February 1989. However, in the calculation liquidation phase, the plaintiff claimed that the index of 26.05% should be applied month by month until its incorporation into the compensation of the replaced employees or until their dismissal. There is a possibility of having a court decision ratifying the historical value of R$359,670,661.31, calculated by the court expert in 2014. It should be noted that the Office of the General Counsel for the Federal Government (AGU) has joined the proceedings, with a legal thesis that is in line with Eletronuclear’s defense. On November 24, 2017 a court decision was published allowing the parties to comment on the expert report that answered the questions presented by the company. In this report, the Court’s Expert, by sampling, highlighted that the amounts indicated in the specific collective agreement for the February 1989 URP were paid. On January 29, 2019, a decision was published for the company to pay the debt or offer a defense, which opened the execution phase of the process. However, in the decision, the company was exempted from offering assets for attachment in order to file a defense. Eletronuclear filed a motion for clarification, but no judgment decision was published. A decision was published on 07.19 for the company to pay the court’s expert’s fees, which has already been paid. Risk of possible loss.

Furnas Labor Proceedings

Retired employees filed a claim to receive their supplementary retirement pay as if they were working. Most of the lawsuits are already in the enforcement phase and if the Real Grandeza Foundation does not implement the pension in the payroll, the executions are successive. 133 lawsuits are in progress with this purpose, with a possible risk of R$259 million.

Additionally, workers and former outsourced workers sustain that Furnas is subsidiarily responsible for the default of their employer’s labor obligations. 1415 lawsuits are underway with this object, with a possible risk involved of R$161 million.

Proceeding No. 0000545-51.2019.5.11.0009 - Deverticalization

The Public Prosecutor’s Office filed a Public Civil Action in order to: a) recognize the right of all employees of the privatized distribution company Amazonas D to be dismissed without just cause only by motivated act, according to the procedure established in its own internal rules, already revoked, namely DG -GP-01/N-13/2016; b) immediately reinstate all employees dismissed without just cause; c) refrain from dismissing employees, except upon request or with fair cause.

The Court granted preliminary injunctive relief in order to: a) recognize, as a preliminary injunction, the nullity of the dismissal of the employees of the defendant AmE, dismissed after 04/10/2019, that is, after the finalized privatization procedure, provided they were not dismissed for just cause or upon request; b) further determine, as a preliminary injunction, the readmission and subsequent suspension of the employment contract of the employees of the defendant AmE, dismissed after 04/10/2019, provided they were not dismissed for just cause or upon request. The dates of readmission and contract suspension, which will be the same, will be retroactive to the date of the respective dismissal; c) determine, as a preliminary injunction, that the defendants AmGT, CEBSA and AmE, promote a selection process based on objective, formal, fair, impartial and transparent criteria, and that offers the defendant AmE’s employees, including those reinstated, the right to compete for a position in the company AmGT’s staff, a selection that should be promoted within 90 days, under penalty of a daily fine of R$10 thousand per day of delay, d) determine that the company AmE refrain from unreasonably dismissing its employees, (limiting the employer’s power of decision), except for just cause or resignation, until the internal selection process is carried out, under penalty of a coercive fine (astreintes), in the amount of R$10 thousand per dismissed employee.

After several procedural incidents, including an exception of suspicion, there was the suspension of the preliminary injunction decision mentioned above - currently by force of decision issued by the Presidency of the Superior Labor Court in a specific process of Suspension of Injunction and Advance Judgment (SLAT) proposed by AmGT. No sentence has been handed down yet. We believe our risk of loss is possible in the amount of R$11 million.

Regulatory Proceedings

Furnas Proceeding No. 0073249-42.2016.4.01.3400, in the amount of R$241 million, with Furnas (plaintiff) and ANEEL (defendant) as parties. This is the application of Article 47 of the CCEE Marketing Convention (rule of sharing losses between agents), so that your credits are paid to you, even if proportionally, at the time of financial settlements within the scope of the MCP. We believe our risk of loss is possible.

Furnas Proceeding No. 0018333-44.2005.4.01.3400, in the amount of R$230 million, with Furnas (plaintiff) and ANEEL (defendant) as parties. This is a writ of mandamus filed against the act of ANEEL’s Director General, which determined the payment of charges arising from the signature of CUST, CCT and CUD, within the scope of administrative proceeding No. 48.500.001016/05-95 of that Regulatory Agency, referring to UTE Cuiabá. The contingency is based on pecuniary effects in the event that security is not granted and Furnas is required to sign such regulated contracts. Proceeding awaiting judgment at second instance. We believe our risk of loss is possible.

Probable Regulations

Furnas - As of December 31, 2020, the probable regulatory proceedings for Furnas amount to R$349, an increase of R$146 million which is mainly due to the change in the prognosis from possible to probable of 8 lawsuits that together amount to R$130 million. Of the regulatory actions classified as probable risk, we highlight process No. 0073708-71.2006.8.19.0001 filed by AMPLA Energia e Serviços SA, in the amount of R$104 million, referring to the ordinary action in which the annulment of an administrative act is requested, claiming violation of the price freeze, which were implemented by Decrees Law No. 2,283/86 and No. 2,284/86. We believe our risk of loss is probable.

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

The following table sets out our proposed dividends for the periods indicated:

	Year
	2020	2019(1)	2018
	(R$)
Common Shares	0.94376677536411	1.59085138595	0.81057158320
Class A Preferred Shares	1.03814345290052	2.24782042101	1.85151809872
Class B Preferred Shares	1.03814345290052	1.74993652455	1.38863857404

(1)	Based on our profit for the year ended December 31, 2019, our mandatory dividend amounts to R$2.6 billion, representing 25% of our adjusted net income for the period. This dividend is to be approved by our Annual General Meeting, which we have not yet rescheduled or, on an exceptional basis, by our Board of Directors pursuant to the COVID-19 emergency measure provided by Provisional Measure No. 931/20, which is yet to be approved.

For the fiscal year ended December 31, 2020, we recorded a net income attributed to the owners of R$6,338.6 million. Considering that the annual obligation of payment of minimum dividends to preferred shareholders pursuant to our by-laws was fully complied with in 2021, any distribution of dividends to be declared and paid in 2021 will be subject to article 10, §3 and §4 of our by-laws, which establish that, after the minimum dividends are ensured to preferred shares, each preferred share will be entitled to dividends, for each share, of at least 10% higher than those attributed to each common share.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares began trading on the Brazilian stock exchanges on September 7, 1971. In the United States, our common shares and Class B preferred shares trade in the form of ADS. We have an insignificant number of Class A preferred shares, with no material effect on the trading volume on the B3.

As a result, as of December 31, 2020, our capital stock was comprised of a total of 1,568,930,910 shares, of which 1,288,842,596 are common shares, 146,920 are class “A” preferred shares and 279,941,394 are class “B” preferred shares.

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

Our ADSs are listed on the NYSE and our ADSs representing our common shares are traded under the symbol “EBR” and our ADSs representing our class B preferred shares are traded under the symbol “EBR-B.” As of December 31, 2020, we had approximately 11,982 beneficial and 21 registered holders of ADS representing common shares and approximately 778 beneficial and 12 registered holders of ADS representing preferred shares.

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

The Brazilian securities markets are governed by the Brazilian Securities Law and the Brazilian Corporate Law, as well as regulations issued by the CVM, the Central Bank and the CMN. These laws and regulations provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation and protection of minority shareholders. On January 3, 2002, the CVM issued Instruction No. 358 which amended the rules applicable to the disclosure of relevant facts, which became effective on April 18, 2002. The CVM has also issued several instructions regarding disclosure requirements, namely, Instructions No. 361 and No. 400 for the regulation of public offerings and Instruction No. 381 for the regulation of independent auditors. Instruction No. 480 for the regulation of the registration of security issuers admitted to negotiation in regulated markets in Brazil, and Instruction No. 481 for the regulation of information and the public request of proxy for shareholders meetings. Instruction No. 480 also requests that publicly held companies disclose a reference form (Formulário de Referência) which maintains a permanently updated record containing relevant information on the issuer. We believe we are currently in accordance with all applicable Brazilian corporate governance standards.

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

BOVESPA was a not-for-profit entity owned by its member brokerage firms. In 2008, BOVESPA was converted into a Brazilian publicly-held company, following a merger between BOVESPA and the Brazilian Mercantile & Futures Exchange (Bolsa de Mercadorias e Futuros). In 2017, BM&FBOVESPA concluded its merger with the clearinghouse CETIP. Following its merger with CETIP, BM&FBOVESPA changed its legal name to B3. B3 is currently the most important Brazilian institution to intermediate equity market transactions and it is the only securities, commodities and futures exchange in the country. Trading on such exchange is carried out by member brokerage firms.

The trading of securities on the B3 may be suspended at the request of a company in anticipation of material announcement. Trading may also be suspended on the initiative of the B3 or the CVM based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the B3.

Trading in securities listed on the B3, including the Novo Mercado, Levels 1 and 2, and other two access segments named Bovespa Mais and Bovespa Mais Nível 2 Segments of Differentiated Corporate Governance Practices, may be carried out off the exchanges in the unorganized over-the-counter market in certain specific circumstances.

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

When shareholders trade in shares on the B3, the trade is settled in two business days after the trade date. The delivery of and payment for shares are made through B3, which handles the multilateral settlement of both financial obligations and transactions involving securities. According to applicable regulations, financial settlement is carried out through a Central Bank system and the transactions involving the sale and purchase of shares are settled through B3. All deliveries against final payment are irrevocable.

Trading on the Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures.

Corporate Governance Practices

As of the effective date, in order to become a Nivel 1 (Level 1) company, in addition to the obligations imposed by applicable law, an issuer must agree to: (i) ensure that shares representing at least 25% of its total capital are effectively available for trading; (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iii) comply with minimum quarterly disclosure standards; (iv) follow stricter disclosure policies with respect to transactions made by its controlling shareholders, members of its Board of Directors and its officers involving securities issued by the issuer; (v) submit any existing shareholders’ agreements and stock option plans to the B3; (vi) make a schedule of corporate events available to its shareholders; (vii) elaborate and disclose a securities trading policy applicable to us, our controlling shareholders, board members and management, as well as the members of our other statutory bodies with technical and consultancy functions; (viii) elaborate and disclose a code of conduct establishing the values and principles that shall serve as guidelines for our activities and relationship with the management, staff, service providers and other entities and individuals affected by us; and (ix) prohibit holding dual positions as Chairman and Chief Executive Officer (or primary executive officer) of the company.

To become a Nivel 2 (Level 2) company, in addition to the obligations imposed by applicable law, an issuer must agree, among other things, to: (i) comply with all of the listing requirements for Level 1 companies; (ii) grant tag-along rights for all of its shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares; (iii) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as: (a) any change of the company into another corporate entity; (b) any merger, consolidation or spin-off of the company; (c) approval of any transactions between us and our controlling shareholder, including parties related to the controlling shareholder; (d) approval of any valuation of assets to be delivered to us in payment for shares issued in a capital increase; (e) appointment of an expert to ascertain the fair value of our shares in connection with any deregistration and delisting tender offer from Level 2; and (f) any changes to these voting rights, which will prevail as long as the agreement for adhesion to the Level 2 segment with the B3 is in effect; (iv) have a Board of Directors comprised of at least five members, out of which a minimum of 20% of the directors must be independent, with a term limited to two years; (v) prepare annual consolidated financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards, or IFRS; (vi) effect a tender offer by our controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), if it elects to delist from the Level 2 segment; (vii) adhere exclusively to the rules of the B3 Arbitration Chamber for resolution of disputes between us and our investors; (viii) cause the Board of Directors to elaborate and disclose a previous and justified opinion in relation to any and all public offers for the acquisition of shares issued by us analyzing, among other aspects, the impacts of the offer on our and our shareholders’ interests, as well as on the liquidity of the shares issued by us, and containing a final and justified recommendation for the acceptance or rejection of the offer by the shareholders; and (ix) not to include in our by-laws provisions that (a) restrict the number of votes of a shareholder or of a group of shareholders to percentages below 5% (five percent) of the voting shares, except for the cases of denationalization or of limits imposed by the laws and regulations applicable to us; and, except as otherwise provided by the law or regulations (b) require a qualified quorum for matters that shall be submitted to the general shareholders’ meeting, or (c) restrict the exercise of a favorable vote by shareholders or burden shareholders that vote in favor of a suppression or change of by-laws provisions.

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

On September 26, 2006 we entered into an agreement with the B3 to list our shares on the Level 1 segment, effective on the date of the announcement in Brazil of the listing, pursuant to which we agreed to comply, and continue to be compliant with all of the requirements of a Level 1 listing.

In 2015, B3 created a special corporate governance program named “Programa Destaque em Governança de Estatais” focused on state-owned publicly held companies, or state-owned companies that may issue an IPO, aiming to encourage these companies to improve their corporate governance practices.

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

As foreseen in our PDNG 2018-2022, on January 30, 2018 we requested to be certified by B3 under the Corporate Governance Program for State-Owned Companies (“Program”). The initiative to join the Program reinforces our commitment to continuously improve our governance, as well as to be in compliance with the best market practices. On March 14, 2018, B3 approved our certification in the Program. In 2020, B3 has discontinued the Program.

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

Investment in our Preferred Shares by Non-Residents of Brazil

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our preferred shares, on the Brazilian stock exchange provided that they comply with the registration requirements set forth in Resolution No. 4,373 of the CMN and CVM Resolution No. 13, as of November 18, 2020. With certain limited exceptions, under Resolution No. 4,373 investors are permitted to carry out any type of transaction in the Brazilian financial capital markets involving a security traded on a stock, future or organized over-the-counter market. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our preferred shares are made through the exchange market.

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

The Law of Government-Controlled Companies, and Decree No. 8,945 have established that a Board of Directors must be composed of at least 25% of independent members. In our by-laws, this percentage is 30%. As of December 31, 2020, according to the Brazilian Law, of the 10 directors, four were considered independent.

Accordingly, on November 30, 2017, we approved through the 168th Extraordinary General Meeting, the full update of its by-laws in accordance with the aforementioned Law of Government-Controlled Companies, explaining the eligibility requirements for its management (directors and executive officers), and on January 28, 2021 we approved through the 180th Extraordinary General Meeting, other important changes to the bylaws, with the purpose of reformulating the statute format for public companies, as provided for by the State Companies Coordination and Governance Secretariat (SEST), in addition to other changes. The new SEST statute format aims at the compliance with the guidelines of the Organization for Economic Cooperation and Development (OECD) related to the corporate governance of state-owned companies. Among the main innovations, we highlight:

(a) adequate treatment of the hypotheses of conflicts of interest of the administrators;

(b) greater transparency in the execution of the public interest; and

(c) improvement of the selection process for administrators.

The new Articles of Association also empower the Board of Directors to, among other measures, to assess the adequate correlation between the direction given to the activities of the state-owned company and its corporate purpose, set in the strategic planning. It also reinforces the compliance and risk management system, by expanding the skills of the eligibility committee, as a way to better assist the Board of Directors, bringing more transparency and clearer treatment to the relationship between the Brazilian Government and us, mainly with regard to public policies.

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

Nominating/Corporate Governance Committee

NYSE rules require that listed companies have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to us. Brazilian law does not have a similar requirement.

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

In 2016, pursuant to the requirements of Law No. 13,303, we replaced our Ethics Code of Eletrobras Companies (Código de Ética Único das Empresas Eletrobras) with the Code of Ethical Conduct and Integrity and adopted a number of conduct commitments and internal policies (such as guidelines for compliance with our Anti-Corruption Policy) designed to guide the behavior of the relevant parties, such as our management, employees and contractors and reinforce our principles and rules for ethical behavior and professional conduct. In 2020, we updated our Code of Ethics and among the main changes were the adaptation to the General Data Protection Law (LGPD - Law No. 13.709/18) as well as the incorporation of new concepts that guide our conduct.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Corporate Purpose

Our by-laws provide that our corporate purposes are:

(1)	carry out studies, projects, construction and operation of electric power plants and transmission and distribution lines, as well as the performing of acts resulting from these activities, such as the sale of electricity;

(2)	cooperate with the Ministry, to which it is linked, in the formulation of the country’s energy policy;

(3)	promote and support research of its business interest in the energy sector, linked to the generation, transmission and distribution of electricity, as well as studies on the use of reservoirs for multiple purposes; and

(4)	participate, as defined by law, in programs to encourage alternative sources of energy generation, rational use of energy and implementation of smart energy networks.

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

History of our Capital Stock

Our share capital was R$39,057,271,546.52 as of December 31, 2020.

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

As of December 31, 2020

	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
Shareholder		(%)		(%)		(%)		(%)
Controlling Shareholders
Brazilian Government	667,888,884	51.82%	—	—	494	0.00%	667,889,378	42.57%
Other Shareholders
BNDES Participações S.A.	141,757,951	11.00%	—	—	18,691,102	6,68%	160,449,053	10.23%
BNDES	74,545,264	5.78%	—	—	18,262,671	6.52%	92,807,935	5.92%
FND	45,621,589	3.54%	—	—	—		45,621,589	2.91%
FGHAB	1,000,000	0.08%	—	—	—		1,000,000	0.06%
Others	358,028,908	27.78%	146,920	100%	242,987,127	86.80%	601,162,955	38.31%
Under B3 Custody
Resident	221,568,126	17.19%	82,812	56.37%	133,714,017	47.77%	355,364,955	22.65%
Non Resident	97,712,776	7.59%	1	0.00%	92,262,005	32.96%	189,974,782	12.11%
ADR (Citibank)	38,663,271	3.0%	—	—	5,235,367	1.87%	43,898,638	2.80%
Others
Resident	84,489	0.01%	21,629	14.72%	9,666,577	100%	9,772,695	0.62%
Non Resident	246	0.00%	27	0.02%	213	0.00%	486	0.00%
Total	1,288,842,596	100%	146,920	100%	279,941,394	100%	1,568,930,910	100%

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

Shareholders’ meetings take place at our headquarters in Brasília. Shareholders may be represented at a shareholders’ meeting by attorneys-in-fact who are: (i) shareholders of the company; (ii) a Brazilian lawyer; (iii) a member of our management; or (iv) a financial institution. Taking into consideration the COVID-19 pandemic in Brazil, since 2020 the Shareholders’ meetings have been exclusively taking place online.

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

Board of Directors, Board of Executive Officers and Fiscal Council

The Board of Directors is composed of eleven members, eight of which are appointed by the controlling shareholders; one by the minority shareholders holders of common shares, one by the minority shareholders holders of preferred shares representing at least 10% of our total capital stock; and one by the employees, all of them nominated for a period of two years, with a maximum of three consecutive renewals. In 2016, the election of the seven members of the Board of Directors appointed by the majority shareholder followed the multiple vote procedure, as a result of a request from a minority shareholder that represents more than 0.5% of our capital. Thus, the majority shareholder appointed seven members of the Board of Directors, one member was appointed by the minority shareholders and another was elected as employees representative. In 2017, out of the nine members of the Board of Directors, three members were independent members according to the rules of the B3 and five were independent according to SEC rules. In 2018, out of the eight members of the Board of Directors, six members were independent members according to B3. In 2019, there were eleven members in the Board of Directors, six of which were independent. In 2020, of the eleven members, five were independent. As of December 18, 2020, after one independent member of the Board of Directors resigned (Mr. José Monforte), there were ten members, four of which were independent.

The Fiscal Council is responsible for overseeing the actions of the managers and providing opinions on our financial health. Its attributions are set forth in our by-laws and procedural rules included in the Board’s Internal Regulation. The Fiscal Council is a permanent management body and had acted as an audit committee since 2006. Since the installation of the Audit and Risks Committee on May 18, 2018, the Fiscal Council no longer acts as an audit committee.

The Fiscal Council is composed of five members and respective alternates, three of which are appointed by the controlling shareholder; one by the minority shareholders holders of common shares and one by the minority shareholders holders of preferred shares representing at least 10% of our total capital stock.

The Board of Executive Officers is responsible for the management of our business in accordance with the strategic guidelines established by the Board of Directors. The Board of Executive Officers is composed of seven members, including the CEO, elected by the Board of Directors. Its responsibilities are determined by our Internal Regulations and by-laws, as well as by the applicable laws. The term of office of the Officers is up to two years, with the possibility of up to three reelections, and there is no succession plan in place.

On July 22, 2016, the Board of Directors elected seven Officers, including Mr. Wilson Pinto Ferreira Junior. On July 28, 2017, Mr. José Guimarães Monforte was elected as chairman of the Board of Directors, and he left in December 2020. On March 12, 2019, Mrs. Elvira Baracuhy Cavalcanti Presta took office as our Chief Financial and Investor Relations Officer. In January 2021, Mr. Wilson Ferreira Junior officially resigned from his position as our CEO. Based on article 45, paragraph 3 of our bylaws, our Board of Directors appointed the Chief Financial and Investor Relations Officer of Eletrobras, Ms. Elvira Cavalcanti Presta, as our CEO on an interim basis. Ms. Elvira Cavalcanti Presta took office on March 16, 2021, immediately after Mr. Wilson Ferreira Junior left the position on March 15, 2021.

Qualifications

All members of our Board of Directors, Board of Executive Officers and Fiscal Council must be Brazilian citizens. The Brazilian Corporate Law and CVM regulations also provide that certain individuals may not be appointed to a position by our management, including those who: are disqualified by the CVM, have been declared bankrupt or have been convicted of certain offenses such as bribery and crimes against the economy.

Following the approval of the Law of Government-Controlled Entities, the Brazilian Government issued Decree No. 8.945 in December, 2016. Such decree regulated several dispositions, including establishing minimum requirements for the election of members of the Boards, such as: I - (a) to have a minimum professional experience of ten years in the public or private segment related to the intended state-owned company, or in other related segments regarding the superior managing position that he or she was appointed to; or (b) to have a minimum professional experience of four years in one of such positions: superior manager position in similar companies considering the size or the business of the intended state-owned company; (b.1) to have occupied positions or functions of trust equal to and DAS-4 or superior in the public segment; (b.2) have been a teacher or a researcher in subjects related to the intended state-owned company business; (b.3) to have a minimum self-employed professional experience of four years in activities direct or indirectly related to the intended state-owned company business; (c) to have an academic degree in areas related to the intended state-owned company business; II — do not fall under the non-admission hypothesis; and III — are not declared ineligible regarding the Complementary Law No. 64 of 1990.

The minutes of the shareholders’ or directors’ meeting that appoints a member of the Board of Directors or the Board of Executive Officers, respectively, must detail the qualifications of such person and specify the period of their mandate.

In January 2021, our shareholders approved during the 180th Shareholders General Meeting amendments to our by-laws to comply with the Law of Government-Controlled Companies and other regulations.

Appointment

The members of our Board of Directors are elected at the general shareholders meeting for a term of two years, with a maximum of three consecutive renewals.

As our majority shareholder, the Brazilian Government has the right to appoint eight members of our Board of Directors, of which seven are appointed by the MME and one by the Ministry of the Economy, at least two of the appointed members must meet the conditions set forth in art. 25 of the Law of Government-Controlled Companies and in art. 39 of Decree No. 8,945/16. The common shareholders have the right to elect one member, the holders of preferred shares without voting rights representing at least ten percent of our total capital have the right to elect one member, both meeting the requirements of Law No. 13,303/16, and one member will be elected as the representative of the employees, by means of an election organized by the company and the union entities. One of the members of the Board of Directors is appointed CEO of the company.

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

Our Board of Executive Officers ordinarily meets every week, or when called by a majority of the Officers or by the CEO. Our Board of Executive Officers determines our general business policy, is responsible for all matters related to our day-to-day management and operations, and is the highest controlling body with regards to the execution of our guidelines. Members of our Board of Executive Officers cannot participate in discussions or vote in relation to matters in which they are otherwise interested.

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

(d) Sale of common and preferred shares negotiated in Brazil

Capital gains realized by Non-Resident Holder on the disposition of shares sold on the Brazilian stock exchange:

•	Exempt from income tax when realized by a Non-Resident Holder that (a) is a 4,373 Holder and (b) is not resident or domiciled in a “Tax Haven” jurisdiction;

•	subject to income tax at a 15% rate in case of gains realized by (1) a Non-Resident Holder that (a) is not a 4,373 Holder and (b) is not resident or domiciled in a “Tax Haven” jurisdiction and (2) a Non-Resident Holder that (a) is a 4,373 Holder and (b) is resident or domiciled in a “Tax Haven” jurisdiction. In this case, a withholding income tax of 0.005% over the sale price will be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which and can be later offset against any income tax due on the capital gain; or

•	subject to income tax at a 25% rate in case of gains realized by a Non-Resident Holder that is not a 4,373 Holder and is resident or domiciled in a “Tax Haven” jurisdiction.

Any other gains realized on a sale or disposition of common and preferred shares that is not carried out on a Brazilian stock exchange are:

•	subject to income tax at the rate of 15%, when realized by a Non-Resident Holder that (i) is a 4,373 Holder; and (ii) is not resident or domiciled in a “Tax Haven” jurisdiction;

•	subject to progressive income tax rates ranging from 15% to 22.5% in case of gains realized by a Non-Resident Holder that (a) is not a 4,373 Holder, and (b) is not resident or domiciled in a “Tax Haven” jurisdiction; and

•	subject to income tax at a 25% rate in case of gains realized by a Non-Resident Holder that is resident or domiciled in a “Tax Haven” jurisdiction.

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

Payments of Interest Attributable to Shareholders’ Equity. In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on own capital and treat those payments as a deductible expense for the purposes of calculating Brazilian corporate income tax and, as from 1997, social contribution on net income, as far as certain limits are observed. Such interest is limited to the daily pro rata variation of the TJLP as determined by the Central Bank from time to time and the amount of deduction cannot exceed the greater of:

•	50% of the net income (after the social contribution on net income and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) for the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profits reserves as of the date of the beginning of the period in respect of which the payment is made.

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

Backup Withholding and Information Reporting

In general, dividends on our shares or ADS, and payments of the proceeds of a sale, exchange or other disposition of shares or ADS, paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding unless the holder: (i) establishes, if required to do so, that it is an exempt recipient; or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and has not lost its exemption from backup withholding.

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

We also file periodic reports and consolidated financial statements with the CVM, located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900, Brazil. These documents are available at https://www.gov.br/cvm/pt-br.

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

Interest Rate Risks

As of December 31, 2020, our total indebtedness was R$47,002 million, of which 78.33%, or R$36.816 million, was related to variable interest rates. Our debts are mainly indexed to the following interest rates: (i) CDI/SELIC (55.45% of our indebtedness), (ii) TJLP (11.19% of our indebtedness) and (iii) LIBOR (1.31% of our indebtedness).

As of December 31, 2019, our total indebtedness was R$47,900 million, of which 66.78%, or R$31,988 million, was related to variable interest rates. Our debts are mainly indexed to the following interest rates: (i) CDI/SELIC (52.63% of our indebtedness), (ii) TJLP (15.33% of our indebtedness) and (iii) LIBOR (1.91% of our indebtedness).

Exchange Rate Risks

As of December 31, 2020, 24.38% of our total consolidated indebtedness of R$47,002 million was denominated in foreign currencies. As of December 31, 2020, 23.72% of our total consolidated indebtedness was denominated in U.S. dollars.

As of December 31, 2019, 20.5% of our total consolidated indebtedness of R$47,900 million was denominated in foreign currencies. As of December 31, 2019, 17.97% of our total consolidated indebtedness was denominated in U.S. dollars. As of December 31, 2019, our dollar denominated debt was R$8.37 billion.

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

As a result, the issuance impacted our dollar denominated debt with an increase of U.S.$126 million, or R$655 million as of December 31, 2020. This increases our indebtedness in foreign currencies, as of February 5, 2020 (the date of the new issuance and the settlement of the tender offer), to R$9.1 billion, or 21.5% of the total consolidated indebtedness, and our dollar denominated indebtedness to R$8.9 billion, or 21% of the total consolidated indebtedness.

Although our balance sheet position shows consolidated liability exposure to the dollar, when we consider the effect on our cash flows, especially in the short term, our consolidated position shows that the disbursement profile of the liabilities is more extensive and concentrated than for our assets. That can be explained by noting that a large part of the disbursement of the liabilities on the balance sheet is related to the payment of the outstanding bonds, in amounts corresponding to US$625.7 million, US$500 million and US$750 million, maturing, respectively, as bullets in October 2021 and in 2025 and 2030. Accordingly, of the total liabilities of US$2,205 billion that make up the balance sheet foreign exchange exposure, US$1,882 billion, or 85.35%, are concentrated on 3 specific dates in connection with the bullets mentioned above.

Financial Hedge Policy

In order to hedge against financial risks, our Board of Executive Officers approved an (updated) hedging policy on November 26, 2020, which focuses on structural solutions and prioritizing certain exposures.

We also analyze other types of financial instruments, such as derivatives, used solely to protect those assets and liabilities with potential mismatches, and which cannot constitute financial leverage or third parties lending operation.

With respect to the interest rate risk, much of the exposure to LIBOR was mitigated through derivative transactions in 2011 and 2012, and whose residual exposure has reduced over time. In respect of other floating rates to which we are exposed, we perform, in line with our financial hedge policy, ongoing assessments of the risks of existing interest rates in order to ascertain the need to carry out new hedging transactions to mitigate the risks that we deem relevant. With respect to the exchange rate risk, we have prioritized over the years the structural solution to mitigate the risk through foreign currency funding, thus substantially reducing the exchange rate risk to which we were exposed. As a result, the main focus of this risk for us has been having our cash flows denominated in foreign currency. For that purpose, we permanently assess the need to conduct operations to mitigate the exchange rate risks that are deemed relevant.

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

Depositary reimbursements

In accordance with the deposit agreement entered between the depositary and us, the depositary reimburses us for certain expenses we incur in connection with the ADR programs and other expenses, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. The depositary also agreed to make an additional reimbursement annually based on the issuance and cancellation fees, dividend fees and depositary service fees charged by the depositary to our ADS holders. Accordingly, for the year ended December 31, 2020, Citibank N.A. reimbursed us U.S.$827.2 thousand.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision of, and with participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in United States Exchange Act Rule 13a-15e, as of the year ended December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2020, and that the design and operation of our disclosure controls and procedures were not effective because of material weaknesses in our internal control over financial reporting, as described below.

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using the criteria described in “Internal Control –Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that, as of December 31, 2020, our internal control over financial reporting was not effective because material weaknesses existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses in internal control over financial reporting existed as of December 31, 2020 related to us did not design and maintain: (i) an effective control environment and monitoring of controls, which led to: (a) failure to monitor that control deficiencies were not remediated in a timely manner; (b) failure to maintain effective controls over the completeness and accuracy of key spreadsheets and system-generated reports used in controls; and (c) failure to design and maintain controls in response to risks of material misstatement related to business processes in scope, including related to calculations and review of non-recurrent/non usual transactions; (ii) effective period-end financial reporting controls, including: (a) failure to design and maintain controls related to impairment calculations, review and approval; (b) failure to design and maintain controls over the completeness and accuracy of deferred taxes; and (c) failure to design and maintain controls over the review of the completeness of participants and accuracy of actuarial calculations and reserves; (iii) effective controls related to review and approval of ERP transactions that could lead to non-authorized manual journal entries; (iv) effective controls related to access granting procedures and segregation of duties; and (v) effective controls over completeness and accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes.

These control deficiencies resulted in a revision and other adjustments related mainly to contingencies, deferred taxes, impairments and actuarial reserves to our consolidated financial statements for December 31, 2020. Additionally, these control deficiencies could result in misstatements of accounts and disclosures that would result in a material misstatement of the consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that these control deficiencies constitute material weaknesses.

The effectiveness of our internal control over financial reporting as of December 31, 2020, has been audited by PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm. Their audit report and their report is included in our audited consolidated financial statements included in this Form 20-F.

Progress for Remediating of Material Weakness

A structured response to remediate material weaknesses identified in the 2020 cycle is already in place and consists mainly of:

(i) Control Environment; A new methodology to ascertain the design and effectiveness of internal controls is being implemented. It is based on the implementation of risks and controls’ self-assessment routines that will be performed by control owners and corresponding management. These routines will be executed through a new implemented tool selected from the SAP suite, the GRC - Process Control and submit them to review and sign-off from responsible parties up to the Chief Financial Officer and Chief Executive Officer. This will allow management to conduct a better monitoring of the execution of controls, eventual control gaps, corresponding remediation plans and its progress. For this material weakness, we will also review the risks associated to the use of spreadsheets and the generation of relevant reports, in order to properly design an action plan that will remediate these risks. As such, non-recurrent/non-usual transactions are already subject to formal review and approvals as stated in the Authority Limits Policy and will be enforced in terms of compliance.

(ii) Period-End Financial Reporting Controls: For the material weakness related to (a) impairment calculations, the remediation action will consist on the standardization of methodologies across the company and its subsidiaries, the enforcement of proper Management Review Controls on events that could generate a trigger and estimates utilized in the determination of the impairments in order to ensure the completeness of this process, (b) Deferred taxes, we are conducting a review of the process for gathering information and calculating deferred taxes, aiming to enhance the Management Review Controls and ensure the completeness and accuracy of this process, (c) actuarial calculations and reserves, we are reviewing the process “as-is” to eventually adjust the design of controls over the completeness of beneficiaries included in the actuarial plans as well as the assumptions and calculations of each plan; or to ensure the proper execution of implemented controls throughout the period.

(iii) Manual journal entries key controls: During the 2020 cycle we mapped all manual journal entries usually entered into the SAP system and designed a solution to request formal approvals according to the authority limits policy in place, aiming to ascertain proper monitoring over specific transactions that could lead to non-authorized entries. Due to technical problems coupled with the systematic complexity in the development of this solution, its actual deployment was only possible early in 2021. The effectiveness of the newly implemented control will be measured in the 2021 certification cycle.

(iv) Access granting procedures and segregation of duties: We are about to deploy the new segregation of duties matrix into SAP system, aiming to ascertain timely and accurate management review on conflicts resulting from the access granting process by responsible management. We are also finalizing a complete review of the access profiles and concession procedures, and also the standardization of segregation of duties, as a consequence of change management related to the SAP unique basis and shared services centers implementations.

(v) Judicial deposits and legal lawsuits: We are implementing a new supporting system that will provide broader and more accurate information and control over current lawsuits and changes in decisions and amounts involved. As part of this implementation, we aim to review the complete stock of lawsuits from the holding company and our subsidiary in order to upload, to the new system, a more updated, complete and accurate database.

(c) Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2020, has been audited by PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm. Their audit report and their report is included in our audited consolidated financial statements included in this Form 20-F.

(d) Changes in internal control over financial reporting

There were no changes in internal control over financial reporting identified in the evaluation for the year ended December 31, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Luiz Carlos Nannini an external member of our Audit and Risks Committee, is an “audit committee financial expert” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our Audit and Risks Committee, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Committees—Audit and Risks Committee.”

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

In 2020 our Code of Ethical Conduct and Integrity was revised to comply with the new law enacted in Brazil, the General Data Protection Law, complementing the already established guidelines that meet the regulations related to ethics and integrity as:

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

Following the internalization of an ethical culture, in addition to annual training that addresses the themes contained in the Code, and awareness-raising actions through the dissemination of booklets and educational videos, we held the annual event “Integrity and Ethical Culture Week” in honor of International Anti-Corruption Day (December 9) with a series of training and awareness actions for staff as well as for external partners. In 2020, the event was held in an unprecedented format: totally online and jointly by all Eletrobras companies. Daily lectures were held on topics such as: risk factors of fraud and corruption, conflict of interest in the integrity program, ethical conduct in the virtual environment/social networks, ethical culture and diversity in Eletrobras companies and work harassment.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services provided to us by PricewaterhouseCoopers Auditores Independentes (“PwC”) during the fiscal years ended December 31, 2020 and 2019, KPMG Auditores Independentes (“KPMG”) during the fiscal year ended December 31, 2018, and with respect to the category “All Other Fees,” KPMG Assessores LTDA during the fiscal years ended December 31, 2019 and 2018.

	2020	2019	2018
		(R$)
Audit Fees	26,995,707.77	18,976,286.17	12,412,522.24
Audit-Related Fees	-	-	-
Tax Fees	-	-
All Other Fees	489,590.05	784,551.45	7,420,086.24
Total	27,485,297.82	19,760,837.62	19,832,608.69

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

Audit-Related and Tax Fees

No audit-related and tax fees were paid to PwC for the fiscal year ended December 31, 2020 and 2019 or to KPMG for the fiscal year ended December 31, 2018.

All Other Fees

No other fees were paid to PwC for the fiscal year ended December 31, 2020 and 2019, R$490 thousand. For the fiscal years ended December 31, 2019 and 2018, R$785 thousand and R$7,420 thousand, respectively, were paid to KPMG Assessores LTDA for the shadow investigation.

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

Under Rule 10A-3(c)(3) of the Exchange Act, considering that (i) our by-laws expressly require that our Audit and Risks Committee comply with applicable Brazilian laws and that our Audit and Risks Committee comply with the rules of the CVM and any other applicable Brazilian laws; and (ii) SEC’s interpretive letter issued on November 8, 2018, we are exempt from the audit committee requirements of Rule 10A-3(b)(1)-(5).

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Please see our consolidated financial statements beginning on page F-1. In 2018, 2019 and 2020, none of our affiliated entities was a significant entity under Rule 3-09 of Regulation S.

ITEM 19. EXHIBITS

2.1	Second Amended and Restated Deposit Agreement between Centrais Elétricas Brasileiras S.A.—Eletrobras and Citibank, N.A., incorporated herein by reference from our Form F-6, filed on August 1, 2017, file N. 333-219600.

2.2	Second Amended and Restated Deposit Agreement between Centrais Elétricas Brasileiras S.A.—Eletrobras and Citibank, N.A., incorporated herein by reference from our Form F-6, filed on August 1, 2017, file N. 333-219599.

2.3	Description of Securities.

2.4	The total amount of long-term debt securities of our company and our subsidiaries under any one instrument does not exceed 10% of the total assets of our company and our subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.2	By-Laws of Centrais Elétricas Brasileiras S.A.—Eletrobras (English translation), amended on January 28, 2021.

4.1	Itaipu treaty signed by Brazil and Paraguay—Law No. 5,899 of July 5, 1973, incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

8.1	List of subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

13.1	Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

13.2	Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.—ELETROBRAS

April 30, 2021	By:	/s/ Rodrigo Limp Nascimento
		Name:	Rodrigo Limp Nascimento
		Title:	Chief Executive Officer

	By:	/s/ Elvira Baracuhy Cavalcanti Presta
		Name:	Elvira Baracuhy Cavalcanti Presta
		Title:	Chief Financial Officer and Chief Investor Relations Officer

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.—ELETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2020.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Centrais Elétricas Brasileiras S.A. - Eletrobras

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Centrais Elétricas Brasileiras S.A. – Eletrobras and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of profit and loss, comprehensive income and loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the Company did not design and maintain: i) an effective control environment and monitoring of controls, which led to: (a) failure to monitor that control deficiencies were not remediated in a timely manner; (b) failure to maintain effective controls over the completeness and accuracy of key spreadsheets and system-generated reports used in controls; and (c) failure to design and maintain controls in response to risks of material misstatement related to business processes in scope, including related to calculations and review of non-recurrent/non usual transactions; ii)  effective period-end financial reporting controls, including: (a) failure to design and maintain controls related to impairment calculations, review and approval; (b) failure to design and maintain controls over the completeness and accuracy of deferred taxes; and (c) failure to design and maintain controls over the review of the completeness of participants and accuracy of actuarial calculations and reserves; iii) effective controls related to review and approval of ERP transactions that could lead to non-authorized manual journal entries; iv) effective controls related to access granting procedures and segregation of duties; and v) effective controls over completeness and accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the Managements Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

We also have audited the adjustments to retrospectively apply the change in accounting for transmission assets and to revise the 2018 financial statements to correct errors, as described in Note 4.3.  In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2018 financial statements of the company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2018 financial statements taken as a whole.

DC2 - Informação de distribuição restrita

Change in Accounting Principles

As discussed in Note 4.3.1 and note 25 to the consolidated financial statements, the Company changed the manner in which it accounts for transmission assets in 2020 and the manner in which it accounts for leases in 2019.

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

Net working capital of Subsidiaries and Affiliates

As discussed in Note 19.6 to the consolidated financial statements, the subsidiaries Eletrobras Termonuclear S.A. (Eletronuclear) and Amazonas Geração e Transmissão S.A. (Amazonas GT) and the affiliates Madeira Energia S.A., Norte Energia S.A., Enerpeixe S.A., Teles Pires Participações S.A., and Chapecoense Geração S.A. present negative working capital at December 31, 2020. The circumstances of the subsidiaries and investees demonstrate the need to maintain financial support from third parties, the Company and/ or other shareholders.

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

Litigation Contingencies

As described in Notes 5.5 and 32 to the consolidated financial statements, the Company recognized liabilities in the consolidated financial statements in total amount of R$ 25,831 million for the resolution of pending litigation when management determines that a loss is probable and the amount of the loss can be reasonably estimated for all litigation contingencies, including civil claims related to the compulsory loans contingency, which amounted to R$ 17,453 million. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing information available, (i) management concludes that is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. In addition, the provision for compulsory loans involves significant judgement related to: (i) difference in the base value resulting from the monetary restatement criteria, (ii) compensatory interest; and (iii) application of default interest. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to litigation contingencies is a critical audit matter are there was significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or range of loss for each claim can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management’s assessment of the loss contingencies associated with litigation claims. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified related to completeness and accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, obtaining and evaluating the letters of internal and external lawyers, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Company’s litigation contingency disclosures. Specifically, for the compulsory loans contingency, the audit procedures performed also includes the calculation considering the completeness of the cases related to this litigation and the criteria for monetary restatement, compensatory interest; and application of default interest.

Assessment of Impairment for fixed assets and investments in associate companies

As described in Notes 22, 20 and 19 to the consolidated financial statements, the Company’s consolidated fixed assets and investments accounted for-by the equity method balance amounted to R$ 32,663 million and R$ 26,996 million, respectively, at December 31, 2020. Management evaluates impairment indicators for fixed assets and investments in associate companies. When impairment indicators are identified, management compares the carrying value of an asset, or a cash-generating unit (CGU), with its recoverable amount. An impairment charge is recognized when the carrying value exceeds the recoverable amount. Potential impairment is identified by comparing the value in use of an asset to its carrying amount. Value in use is estimated by management using a discounted cash flow model. Management’s cash flow projections for fixed assets and investments in associate companies tested includes significant judgments and assumptions relating to revenue growth rates, projected operating income and the discount rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment for fixed assets and investments in associate companies is a critical audit matter is based on the fact that there was significant judgment by management when developing the value in use measurement of each asset or CGU. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant judgments and assumptions including revenue growth rates, projected operating income and the discount rate. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified related to impairment calculations, review and approval.

In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, testing management’s process for developing a reliable estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the discount rate, revenue growth rates, and projected operating income. Evaluating management’s assumptions related to revenue growth rates and projected operating income involved evaluating whether the assumptions used by management were reasonable considering (i) the contractual conditions of each concession contract; (ii) the current and past performance of the CGU, and (iii) the consistency of these assumptions with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s management discounted cash flow model and certain significant assumptions, including the discount rate.

Deferred taxes assessment

As described in Note 14.3 to the consolidated financial statements, the Company’s consolidated deferred income and social contribution taxes assets and liabilities balances were R$ 9,690 million and R$ 11,326 million, respectively, at December 31, 2020. Deferred tax assets are recognized for temporary differences, income tax losses carryforwards and negative basis of social contribution, to the extent that they are considered probable by Company´s management, considering sufficient future taxable profits against which the deferred tax assets can be utilized, on individual entity level. Management’s estimates for future taxable income includes significant judgments and assumptions related to the realization of net deferred tax assets, which are based on annual budgets, the business plan and the tax effects of the corporate restructuring.

The principal considerations for our determination that performing procedures relating to the recoverability of deferred taxes asset is a critical audit matter are the fact that there was significant judgment by management when developing the projections of future taxable profits of each subsidiary, including the effects of the corporate restructuring.. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s projections and significant assumptions. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified related to failure to design and maintain controls over the completeness and accuracy of deferred taxes. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, testing management’s process for developing the recoverable amount; evaluating the appropriateness of the business plan model, including the corporate restructuring, the consideration of historical profits and the comparison with the deferred tax liabilities and testing the nature and amounts of the temporary differences and income tax and social contribution losses that could be deducted from the future tax bases. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s business plan.

Contractual transmission assets - Measurement

As described in Note 17 to the consolidated financial statements, the Company’s consolidated contractual transmission assets, including the Basic Network of the Existing System (RBSE), balances were R$ 51,389 million at December 31, 2020. The measurement of these assets is based on significant judgment for the determination of the remuneration rate that represents the financial component embedded in the future cash flows to be received, projected profit margins for the performance obligations, the allowed annual revenue established in the contracts, the expected amount of investments and costs to be made in the concession contracts. In addition, there was a change in accounting policy as described in Note 4.3.

The principal considerations for our determination that performing procedures relating to the contractual assets is a critical audit matter are the fact that (i) there was significant judgment by management when developing the process of measuring such assets; and (ii) there was a change in accounting policy in 2020. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s projections and significant assumptions, which includes the determination of the remuneration rate that represents the financial component embedded in the future cash flows to be received, determination of projected profit margins in relation to performance obligations, the allowed annual revenue established in the contracts, the expected amount of investments and costs to be made in the concession contracts. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, testing management’s process for determining the contractual transmission assets; evaluating the change in accounting policy and the appropriateness of the remuneration rate used and the profit margin; testing the completeness, accuracy, and relevance of underlying data used in the cash flows; and evaluating the significant assumptions used by management, including the remuneration rate, the projected contract margin, the allowed annual revenue established in the contracts, the expected amount of investments and costs to be made in the concession contracts. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s significant assumptions related to the remuneration rate and projected profit margin.

Post-employment benefits

As described in Note 31 to the consolidated financial statements, the Company’s consolidated post-employment benefits balances were R$ 7,017 million at December 31, 2020. Post-employment benefits are recognized for employees and former employees who are entitled to such benefits. The plans have "defined benefit", “variable contribution” and “settled benefit" characteristics and generate significant liabilities, net of plan assets. The measurement of this liability involves significant judgement related to the actuarial assumptions such as the participant's life expectancy, average retirement age and inflation .

The principal considerations for our determination that performing procedures relating to the post-employment benefits is a critical audit matter are the fact that there was significant judgment by management when setting the assumptions for determining these material balances in measuring the actuarial plan obligation. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s assumptions. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified related to failure to design and maintain controls over the review of the completeness of participants and accuracy of actuarial calculations and reserves. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, testing management’s process for developing a reliable estimate and identification of post-employment benefits; evaluating the appropriateness of the main criteria for determining the individual reserve of selected participants; testing the consistency of the participants' data used by the actuary responsible for the actuarial calculation; and evaluating the significant actuarial assumptions used by management and the assumptions adopted by the actuary, including the participant's life expectancy, average retirement age and inflation. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s assumptions and reperformance the calculation.

/s/ PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, Brazil

May 7, 2021

We have served as the Company's auditor since 2019.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Centrais Elétricas Brasileiras S.A. - Eletrobras

Rio de Janeiro - RJ

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting and correction of errors described in Note 4.3, the consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows of Centrais Elétricas Brasileiras S.A. — Eletrobras and subsidiaries (the Company) for the year ended December 31, 2018 and the related notes (collectively, the consolidated financial statements). The 2018 consolidated financial statements before the effects of the adjustments described in Note 4.3 are not presented herein. In our opinion, the consolidated financial statements, except for the errors described in Note 4.3, and before the effects of the adjustments to retrospectively apply the change in accounting described in Note 4.3, present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting or correction of errors described in Note 4.3 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes

We served as the Company’s auditor from 2014 to 2018.

Rio de Janeiro, RJ
April 30, 2019

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS
CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2020, 2019 AND JANUARY 01, 2019
( In thousand Reais )

ASSETS	NOTE	12/31/2020	12/31/2019 (*)	01/01/2019 (*)
CURRENT
Cash and cash equivalents	6	286,607	335,307	583,352
Restricted cash	7	3,573,362	3,227,536	1,560,088
Marketable Securities	8	14,039,358	10,426,370	6,408,104
Accounts Receivable, net	10	5,971,657	5,281,333	4,079,221
Contractual transmission assets	17	10,364,908	7,812,756	7,438,513
Financing and loans	11	4,748,661	3,473,393	3,903,084
Dividends Receivables	12	675,510	299,899	219,895
Recoverable Taxes	13	833,960	1,474,662	1,216,261
Income tax and social contributions	14	1,292,750	2,382,899	2,420,165
Reimbursement rights	15	4,684	48,458	454,139
Inventory		509,991	471,824	380,292
Nuclear fuel inventory	16	428,340	538,827	510,638
Financial instruments and risk management	40	317,443	140,543	182,760
Hydrological risk		3,132	13,590	81,301
Others		1,852,043	2,016,330	2,104,904
		44,902,406	37,943,727	31,542,717

Assets held for sale	43	289,331	3,543,519	15,424,359
TOTAL CURRENT ASSETS		45,191,737	41,487,246	46,967,076

NON-CURRENT
LONG-TERM
Reimbursement rights	15	5,583,447	5,415,547	5,802,172
Financing and loans	11	6,176,238	10,803,423	9,971,857
Accounts Receivable	10	1,061,899	285,351	8,413
Marketable Securities	8	323,236	407,071	293,833
Nuclear fuel inventory	16	1,264,780	840,550	828,410
Recoverable taxes	13	430,045	420,370	265,805
Deferred income tax and social contribution	14	2,068,894	647,903	878,160
Guarantees and restricted deposits		6,752,865	6,891,416	5,788,905
Contractual transmission assets	17	41,023,616	41,696,467	42,843,308
Financial assets - Concessions and Itaipu	18	3,199,751	3,983,519	4,636,195
Financial instruments and risk management	40	310,100	151,315	188,262
Advances for future capital increase		1,541	181,257	459,563
Hydrological risk		149,094	179,879	227,083
Decommissioning fund	9	1,753,827	1,222,393	897,847
Others		1,271,995	1,024,607	706,556
		71,371,328	74,151,068	73,796,369

INVESTMENTS	19
Accounted for-by the equity method		26,996,243	26,956,264	26,479,458
Maintained at fair value		2,093,279	2,056,990	1,447,150
		29,089,522	29,013,254	27,926,608

FIXED ASSETS	20	32,662,912	33,315,874	32,370,392

INTANGIBLE ASSETS	21	650,950	655,041	649,650

TOTAL NON-CURRENT ASSETS		133,774,712	137,135,237	134,743,019

TOTAL ASSETS		178,966,449	178,622,483	181,710,095

(*) The financial statements were retrospectively adjusted to reflect the change in accounting policy and revision of actuarial liabilities mentioned in note 4.3.

The accompanying notes are an integral part of these financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS
CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2020, 2019 AND JANUARY 01, 2019
( in thousand Reais )

LIABILITIES AND EQUITY	NOTE	12/31/2020	12/31/2019 (*)	01/01/2019 (*)
CURRENT
Financing, loans and debentures	24	11,410,751	7,715,160	12,102,985
Compulsory loans	26	57,201	15,156	15,659
Suppliers	23	3,904,051	3,095,469	3,360,550
Advances from clients		1,134,845	683,602	421,002
Taxes payable	27	1,194,042	1,575,658	1,277,051
Income tax and social contribution	14	319,435	2,532,732	2,953,072
Provision for Onerous contracts	30	40,196	3,913	9,436
Shareholders’ compensation	29	1,547,158	2,575,216	1,305,633
Financial liabilities - Concessions and Itaipu	18	647,214	703,114	799,401
Payroll		1,454,148	1,331,257	1,395,985
Reimbursement obligations	15	1,618,508	1,796,753	1,250,619
Post-employment benefits	31	192,209	161,773	164,160
Provisions and Contingent Liabilities	32	1,722,562	1,031,488	931,364
Regulatory Fees	28	586,845	627,611	653,017
Lease	25	217,321	219,484	152,122
Financial instruments and risk management	40	-	683	962
Others		353,580	579,394	235,387
		26,400,066	24,648,463	27,028,405

Liabilities associated to assets held for sale	43	-	1,692,708	10,294,967
TOTAL CURRENT LIABILITIES		26,400,066	26,341,171	37,323,372

NON CURRENT
Financing, loans and debentures	24	35,591,282	40,184,481	42,738,041
Suppliers	23	16,556	18,143	16,555
Advances from clients		290,870	369,262	448,881
Compulsory loans	26	989,908	470,600	477,459
Asset decomission obligation	33	3,040,011	3,129,379	2,620,128
Provisions and contingent liabilities	32	24,108,078	24,214,938	23,196,295
Post-employment benefits	31	6,824,632	4,826,088	2,979,367
Provision for overdue liabilities		4,191	-	-
Provision for Onerous contracts	30	414,705	361,934	715,942
Reimbursement obligations	15	22,259	-	-
Lease	25	835,873	987,705	823,993
Concessions payable - Use of Public Property		65,954	68,555	64,144
Advances for future capital increase		74,060	50,246	3,873,412
Financial instruments and risk management	40	10,014	5,000	25,459
Regulatory Fees	28	744,442	730,303	721,536
Taxes payable	27	182,179	239,959	248,582
Deferred income tax and social contribution	14	3,705,055	4,193,607	8,260,501
Others		1,895,020	1,271,847	1,496,527
TOTAL NON-CURRENT LIABILITIES		78,815,089	81,122,047	88,706,822

EQUITY
Capital stock	35	39,057,271	31,305,331	31,305,331
Advances for future capital increase		-	7,751,940	-
Capital reserves		13,867,170	13,867,170	13,867,170
Profit reserves		28,908,054	23,887,181	15,887,829
Accumulated profits/loss		-	201,752	(296,156)
Other accumulated comprehensive loss		(8,354,188)	(6,311,330)	(5,588,668)
Interest of controlling shareholders		73,478,307	70,702,044	55,175,506

Interest of non-controlling shareholders		272,987	457,221	504,395

TOTAL EQUITY		73,751,294	71,159,265	55,679,901

TOTAL OF LIABILITIES AND EQUITY		178,966,449	178,622,483	181,710,095

(*) The financial statements were retrospectively adjusted to reflect the change in accounting policy and revision of actuarial liabilities mentioned in note 4.3.

The accompanying notes are an integral part of these financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

( in thousand Reais )

	NOTE	12/31/2020			12/31/2019 (*)	12/31/2018 (*)
CONTINUED OPERATIONS
NET OPERATING REVENUE	37		29,080,513		29,042,129		26,214,853

OPERATING EXPENSES	38

Energy purchased for resale			(2,400,358)		(2,162,318)		(1,559,533)
Charges upon use of electricity network			(2,500,315)		(1,593,223)		(1,482,125)
Fuel to produce electricity			(2,092,135)		(2,107,161)		(1,184,948)
Construction			(966,443)		(915,117)		(1,310,457)
Personnel, supplies and services			(6,979,388)		(8,278,287)		(7,804,361)
Depreciation			(1,771,642)		(1,707,138)		(1,607,273)
Amortization			(91,227)		(100,291)		(94,716)
Donations and contributions			(167,408)		(156,166)		(137,802)
Operating charges (reversals), net			(7,373,551)		(2,005,808)		6,495,463
Others			(2,029,129)		(1,415,834)		(1,166,254)
			(26,371,596)		(20,441,343)		(9,852,006)

Effect of Periodic Tariff Review	17		4,228,338		-		-

OPERATING PROFIT BEFORE FINANCIAL RESULT			6,937,255		8,600,786		16,362,847

FINANCIAL RESULT

Financial Income
Income from interest, commissions and fees			863,828		876,212		2,642,607
Income from financial investments			972,602		763,016		686,179
Additional interest on energy			341,672		252,112		248,407
Monetary adjustment gain			1,161,004		1,205,941		699,871
Exchange variation gain			5,115,712		2,662,259		4,150,664
Gains on derivatives			332,017		-		20,366
Other financial income			343,688		532,054		629,676

Financial Expenses
Debt charges			(2,853,532)		(3,247,747)		(2,680,884)
Leasing charges			(367,234)		(340,819)		(308,770)
Charges on shareholders' funds			(81,766)		(271,130)		(270,533)
Monetary adjustment loss			(877,628)		(788,982)		(800,789)
Exchange variation loss			(5,659,849)		(2,627,251)		(4,364,256)
Losses on derivatives			-		(56,613)		(63,378)
Other financial expenses			(962,160)		(1,407,838)		(1,036,628)
	39		(1,671,646)		(2,448,786)		(447,468)
PROFIT BEFORE RESULTS OF EQUITY, INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS			5,265,609		6,152,000		15,915,379

RESULTS OF EQUITY METHOD INVESTMENTS	19		1,670,903		1,041,071		1,304,023

OTHER REVENUE AND EXPENDITURE			16,134		24,715		-

PROFIT BEFORE TAXES AND SOCIAL CONTRIBUTIONS			6,952,646		7,217,786		17,219,402

Current income tax and social contribution	14		(2,418,461)		(2,664,975)		(3,141,578)
Deferred income tax and social contribution	14		1,853,128		3,295,634		578,644
TOTAL INCOME TAXES AND SOCIAL CONTRIBUTIONS			(565,333)		630,659		(2,562,934)

NET INCOME FOR YEAR OF CONTINUING OPERATIONS			6,387,313		7,848,445		14,656,468

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY			6,338,688		7,910,061		14,447,584
AMOUNT ATTRIBUTED TO NON-CONTROLLING SHAREHOLDERS			48,625		(61,617)		208,883

DISCONTINUED OPERATION

NET INCOME (LOSS) FOR YEAR OF DISCONTINUED OPERATIONS	45		-		3,284,975		(99,223)
			-
AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY			-		3,284,975		18,955
AMOUNT ATTRIBUTED TO NON-CONTROLLING SHAREHOLDERS					-		(118,178)

NET INCOME OF THE YEAR			6,387,313		11,133,420		14,557,245

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY			6,338,688		11,195,036		14,466,539
AMOUNT ATTRIBUTED TO NON-CONTROLLING INTERESTS			48,625		(61,617)		90,705

EARNINGS PER SHARE	36

Profit basic per share (ON)		R$	4.06	R$	8.12	R$	10.70
Profit basic per share (PN)		R$	4.47	R$	8.93	R$	10.71
Profit diluted per share (ON)		R$	4.00	R$	6.96	R$	10.40
Profit diluted per share (PN)		R$	4.40	R$	7.65	R$	11.44

Continued Operation
Profit basic per share (ON)		R$	4.06	R$	5.73	R$	10.69
Profit basic per share (PN)		R$	4.47	R$	6.31	R$	10.69
Profit diluted per share (ON)		R$	4.00	R$	4.92	R$	10.38
Profit diluted per share (PN)		R$	4.40	R$	5.40	R$	11.42

(*) The financial statements were retrospectively adjusted to reflect the change in accounting policy mentioned in note 4.3.

The accompanying notes are an integral part of these financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

( in thousand Reais )

				PROFIT RESERVES
	CAPITAL STOCK	ADVANCES FOR FUTURE CAPITAL INCREASE	CAPITAL RESERVES	LEGAL	PROFIT RETENTION	UNREALIZED PROFIT	STATUTORY	SPECIAL RESERVE OF DIVIDENDS	STATUTORY - INVESTMENTS	ADJUSTMENTS OF REFLEX EQUITY VALUATION	ACCUMULATED PROFIT / LOSSES	ACCUMULATED OTHER COMPREHENSIVE INCOME	EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	NON CONTROLLING INTEREST	TOTAL EQUITY
On December 31, 2017	31,305,331	-	13,867,170	171,295	713,803	386,375	50,382	-	-	22,434	2,525,081	(4,177,412)	44,864,458	415,743	45,280,201
Accounting Policy Change (Note 4.3)	-	-	-	-	-	-	-	-	-	-	(1,500,319)	-	(1,500,319)	(1,012)	(1,501,331)
On January 1, 2018	31,305,331	-	13,867,170	171,295	713,803	386,375	50,382	-	-	22,434	1,024,762	(4,177,412)	43,364,139	414,731	43,778,870
Accumulative conversion adjustments	-	-	-	-	-	-	-	-	-	-	-	28,340	28,340	-	28,340
Post-employment benefit adjustment	-	-	-	-	-	-	-	-	-	-	-	(687,712)	(687,712)	-	(687,712)
Financial instruments at fair value by means of OCI	-	-	-	-	-	-	-	-	-	-	-	110,658	110,658	-	110,658
Deferred Income tax and social contribution over other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	(37,624)	(37,624)	-	(37,624)
Adjustment of Controlled / Associated Companies	-	-	-	-	-	-	-	-	-	-	5,721	(828,071)	(822,350)	(1,041)	(823,391)
Financial instruments - Hedge	-	-	-	-	-	-	-	-	-	-	-	3,153	3,153	-	3,153
Carrying out of equity valuation adjustment	-	-	-	-	-	-	-	-	-	(22,434)	22,434	-	-	-	-
Unclaimed Remuneration of Shareholders - Prescribed	-	-	-	-	-	-	-	-	-	-	362	-	362	-	362
Net income in the year	-	-	-	-	-	-	-	-	-	-	14,466,539	-	14,466,539	90,705	14,557,244
Constitution of reserves	-	-	-	663,119	5,233,528	(386,375)	132,624	2,291,889	6,631,189	-	(14,565,975)	-	(1)	-	(1)
Proposed dividends	-	-	-	-	-	-	-	-	-	-	(1,250,000)	-	(1,250,000)	-	(1,250,000)
On December 31, 2018	31,305,331	-	13,867,170	834,414	5,947,331	-	183,006	2,291,889	6,631,189	-	(296,156)	(5,588,668)	55,175,505	504,395	55,679,900
Accumulative conversion adjustments	-	-	-	-	-	-	-	-	-	-	-	7,795	7,795	-	7,795
Post-employment benefit adjustment	-	-	-	-	-	-	-	-	-	-	-	415,190	415,190	-	415,190
Financial instruments at fair value by means of OCI	-	-	-	-	-	-	-	-	-	-	-	577,419	577,419	-	577,419
Deferred Income tax and social contribution over OCI	-	-	-	-	-	-	-	-	-	-	-	(196,322)	(196,322)	-	(196,322)
Adjustment of Controlled / Associated Companies	-	-	-	-	-	-	-	-	-	-	(157,209)	(1,525,305)	(1,682,514)	14,443	(1,668,071)
Advances for future capital increase	-	7,751,940	-	-	-	-	-	-	-	-	-	-	7,751,940	-	7,751,940
Financial Instruments - Hedge	-	-	-	-	-	-	-	-	-	-	-	(1,439)	(1,439)	-	(1,439)
Net income in the year	-	-	-	-	-	-	-	-	-	-	11,195,036	-	11,195,036	(61,617)	11,133,419
Constitution of reserves	-	-	-	534,856	2,008,963	-	106,971	-	5,348,562	-	(7,999,352)	-	-	-	-
Proposed dividends	-	-	-	-	-	-	-	-	-	-	(2,540,567)	-	(2,540,567)	-	(2,540,567)
On December 31, 2019	31,305,331	7,751,940	13,867,170	1,369,270	7,956,294	-	289,977	2,291,889	11,979,751	-	201,752	(6,311,330)	70,702,044	457,221	71,159,264
Capital increase	7,751,940	(7,751,940)	-	-	-	-	-	-	-	-	-	-	-	-	-
Accumulative conversion adjustments	-	-	-	-	-	-	-	-	-	-	-	58,302	58,302	-	58,302
Post-employment benefit adjustment	-	-	-	-	-	-	-	-	-	-	-	(222,164)	(222,164)	-	(222,164)
Financial instruments at fair value by means of OCI	-	-	-	-	-	-	-	-	-	-	-	63,584	63,584	-	63,584
Deferred Income tax and social contribution over OCI	-	-	-	-	-	-	-	-	-	-	-	(21,619)	(21,619)	-	(21,619)
Adjustment of Controlled / Associated Companies	-	-	-	-	-	-	-	-	-	-	(16,472)	(1,921,240)	(1,937,712)	(232,859)	(2,170,571)
Financial instruments - Hedge	-	-	-	-	-	-	-	-	-	-	-	279	279	-	279
Remuneration to Unclaimed Shareholders - Prescribed	-	-	-	-	-	-	-	-	-	-	4,044	-	4,044		4,044
Net income in the year	-	-	-	-	-	-	-	-	-	-	6,338,688	-	6,338,688	48,625	6,387,313
Constitution of reserves	-	-	-	316,934	1,471,208	-	63,387	-	3,169,344	-	(5,020,873)	-	-	-	-
Proposed dividends	-	-	-	-	-	-	-	-	-	-	(1,507,139)	-	(1,507,139)	-	(1,507,139)
On December 31, 2020	39,057,271	-	13,867,170	1,686,204	9,427,502	-	353,364	2,291,889	15,149,095	-	-	(8,354,188)	73,478,307	272,987	73,751,293

(*) The financial statements were retrospectively adjusted to reflect the change in accounting policy and revision of actuarial liabilities mentioned in note 4.3.

The accompanying notes are an integral part of these financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND LOSS FOR YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
( in thousand Reais )

	12/31/2020	12/31/2019 (*)	12/31/2018 (*)
Net income in the year	6,387,313	11,133,420	14,557,245

Other components of the comprehensive income

Items that will not be reclassified to profit or loss
Financial instruments at fair value through OCI	67,593	597,223	56,754
Deferred Income Tax/Social Contribution	(20,417)	(201,704)	(19,296)
Actuarial gains or losses	(2,304,304)	(2,075,470)	(52,439)
Deferred Income Tax/Social Contribution on Net Income	161,210	964,837	-
	(2,095,918)	(715,114)	(14,981)
Items that may be reclassified to profit or loss
Cumulative Conversion Adjustments	90,061	12,824	208,656
Cash flow hedge adjustment	279	(1,439)	3,153
Share in comprehensive income of subsidiaries, affiliates and jointly controlled companies	(37,279)	(18,933)	(1,590,057)
Deferred Income Tax/Social Contribution on Net Income	-	-	(18,327)
	53,061	(7,548)	(1,396,575)

Other components of the comprehensive income in the year	(2,042,857)	(722,662)	(1,411,556)

Total comprehensive income in the year	4,344,456	10,410,758	13,145,689

Portion attributed to controlling shareholders	4,295,831	10,472,375	13,056,518
Non-controlling portion	48,625	(61,617)	89,171

	4,344,456	10,410,758	13,145,689

(*) The financial statements were retrospectively adjusted to reflect the change in accounting policy and revision of actuarial liabilities mentioned in note 4.3.

The accompanying notes are an integral part of these financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(In thousands of reais)

	NOTE	12/31/2020	12/31/2019	12/31/2018
OPERATIONAL ACTIVITIES

Income before income tax and social contribution		6,952,646	7,217,786	17,219,402

Adjustments to reconcile net profit (loss) to net cash providaded by operating activities:
Depreciation and amortization	38	1,862,869	1,807,429	1,701,989
Net monetary and exchange variations	39	260,761	(451,967)	314,510
Financial charges	39	2,438,704	2,983,484	617,580
Result of equity method investees	19	(1,670,903)	(1,041,071)	(1,304,023)
Result on disposal of equity interests		(16,134)	(24,715)	-
Contractual revenue - Transmission	37	(6,026,214)	(5,857,486)	(4,888,897)
Construction revenue	37	(816,002)	(797,250)	(860,921)
Effect of Periodic Tariff Review	17	(4,228,338)	-	-
Operating provisions (reversals)	38.1	7,373,551	2,005,808	(6,971,796)
Non-controlling interest		(73,699)	(70,772)	(154,796)
Financial instruments - derivatives		(332,017)	56,613	43,012
Others		221,811	(861,219)	(694,892)
		(1,005,611)	(2,251,146)	(12,198,235)

(Increases)/Decreases in operating assets
Customers		(1,454,193)	(1,390,270)	350,086
Marketable securities		(3,580,871)	(4,050,412)	578,652
Reimbursement rights		76,487	792,306	(2,564,131)
Warehouse		(38,167)	(91,532)	98,951
Nuclear fuel stock	16	(313,743)	(40,329)	(42,888)
Financial assets - Itaipu	18	746,673	601,224	232,797
Assets held for sale	43	2,314,709	10,863,548	367,604
Hydrological Risk		41,243	114,915	121,278
Credits with subsidiaries - CCD		-	-	-
Others		116,654	(2,157,090)	(1,423,307)
		(2,091,208)	4,642,359	(2,280,958)
Increases/(decreases) in operating liabilities
Suppliers		781,295	(203,044)	(3,233,836)
Advances		(73,748)	5,762	(85,675)
Leases		402,881	(316,152)	(101,705)
Estimated Obligations		94,915	(193,728)	304,408
Reimbursement obligations		267,111	-	(1,108,515)
Regulatory Fees	28	(26,627)	(16,639)	(52,050)
Liabilities associated to assets held for sale	43	(1,692,708)	(8,602,259)	3,497,047
Accounts payable with controlled companies		-	-
Others		(678,704)	227,316	1,037,991
		(925,584)	(9,098,744)	257,665

Payment of interests		(1,701,076)	(3,650,619)	(3,183,122)
Receipt of RAP and indemnities	17	9,153,453	7,369,192	7,249,586
Receipt of financial charges		662,713	1,114,465	736,601
Payment of income tax and social contribution		(3,537,980)	(3,384,888)	(2,288,620)
Receipt of remuneration of investments in ownership interests		1,195,566	1,007,575	1,469,894
Payment of supplementary social security		(305,292)	(258,519)	(282,966)
Payment of judicial contingencies	32	(3,247,582)	(1,792,631)	(1,086,695)
Securities and restricted deposits		(951,327)	(621,161)	(709,106)

Net cash from (used in) operating activities of continued operations		4,198,719	293,670	4,903,445
Net cash from (used in) operating activities of discontinued operations	45	-	(379,997)	(546,575)
Net cash from (used in) operating activities		4,198,719	(86,327)	4,356,870

FINANCING ACTIVITIES

Loans and financing obtained/debentures obtained		9,157,888	6,779,312	1,024,168
Payment of loans and financing/debentures - principal		(12,613,613)	(12,463,148)	(6,374,321)
Payment of remuneration to shareholders	29	(2,593,945)	(1,183,146)	(64,499)
Receipt of advances for future capital increase		-	3,660,215
Payment of financial leases	25	(556,876)	(547,226)	-
Others		(82,424)	(51,412)	(149,148)

Net cash from (used in) financing activities of continued operations		(6,688,971)	(3,805,405)	(5,563,800)
Net cash from (used in) financing activities of discontinued operations	45	-	414,724	549,046
Net cash from (used in) financing activities		(6,688,971)	(3,390,681)	(5,014,754)

INVESTMENT ACTIVITIES

Loand and financing - payment		-	(40,040)	(189,512)
Loand and financing - receipt		4,138,002	4,904,413	2,403,651
Acquisition of fixed assets		(2,254,786)	(1,954,652)	(1,132,006)
Acquisition of intangible assets		(142,003)	(65,550)	(129,039)
Capital investment in equity investments		(68,169)	(418,016)	(1,065,501)
Investment for future capital increases		(6,780)	(124,032)	(151,005)
Disposal of investments in equity investments		941,779	1,017,292	714,841
Others		(166,492)	(55,723)	25

Net cash from (used in) investment activities of continued operations		2,441,552	3,263,691	451,454
Net cash from (used in) investment activities of discontinued operations	45	-	6,337	(30,146)
Net cash from investing activities		2,441,552	3,270,028	421,308

Increase (decrease) in cash and cash equivalents		(48,700)	(206,981)	(236,576)

Cash and cash equivalents at the beginning of the year of continued operations	6	335,307	583,352	792,252
Cash and cash equivalents at the end of the year for continued operations	6	286,607	335,307	583,352
Increase (decrease) in cash and cash equivalents of discontinued operations	45	-	41,064	(27,675)
		(48,700)	(206,981)	(236,575)

The accompanying notes are an integral part of these financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS SA

Notes to the financial statements for the year ended December 31, 2020
(In thousands of reais)

NOTE 1 - OPERATING CONTEXT

Centrais Elétricas Brasileiras SA (“Eletrobras” or “Company”) is a publicly company, with head office in Brasília – DF (Federal District), registered with the Securities and Exchange Commission - CVM and the Securities and Exchange Commission - SEC, with its stocks traded on the São Paulo - B3, Madrid - LATIBEX and New York - NYSE. The Company is a mixed-capital company controlled by the Federal Government (the Company’s ultimate parent).

The Company acts as a holding, managing investments in equity interests, holding direct and indirect control of electric power generation and transmission companies (see note 4), and also holds control of Eletrobras Participações SA - Eletropar and direct equity in Itaipu Binacional - Itaipu (through a system of joint control under the terms of the International Treaty signed between the Governments of Brazil and Paraguay), Inambari Geração de Energia SA and Rouar SA (through a system of joint control with the Uruguayan state-owned Usina y Transmisiones Eléctricas de Uruguay - UTE), in addition to direct and indirect interests in 94 Special Purpose Entities (SPEs) (collectively, “Eletrobras Companies”).

Eletrobras is authorized, directly or through its subsidiaries, jointly controlled and affiliated companies, to associate, with or without resources, for the constitution of business consortia or participation in companies, with or without control power, abroad , which are destined directly or indirectly for the exploration of the production or transmission or distribution of electric energy.

The Company acts as an electricity trading agent for Itaipu Binacional and the agents participating in the Incentive Program for Alternative Electricity Sources - PROINFA.

The issuance of these financial statements was authorized by the Board of Directors, on May, 07, 2021.

Capitalization of Eletrobras

In February 2021, Provisional Measure (MP) No. 1,031 / 2021 was published, which allows the start of studies on the modeling of Eletrobras’ capitalization by BNDES, which ultimately has the objective to change the control of the Company with the reduction of the participation of the Brazilian Government and brings some changes in relation to the text of the Eletrobras’ privatization Bill 5,877 / 2019.

Among the proposed changes, the following are the more relevant: the inclusion of a 30-year extension of the concession related to the Tucuruí hydroelectric plant, of the subsidiary Eletronorte, which is currently under the regime of independent producer and not under the quota regime (the current concession expires in 2024); obligation to invest resources to revitalize water resources in hydrographic basins in the area of influence of the Furnas hydroelectric power plant reservoirs (R$ 230 million annually over 10 years), whose concession contracts are affected by the MP, and for structural cost reduction of power generation in the Legal Amazon (R$ 295 million annually in 10 years), directly by Eletrobras or, indirectly, through Eletronorte, in addition to the revitalization of water resources in the São Francisco River basin (R$ 350 million annually in 10 years old); new revenue sharing between the Federal Government (through the payment of a grant bonus) and the fund that manages the CDE - Energy Development Account (through the payment of annual dues over 30 years), before 2/3 grant and 1/3 CDE; now ½ grant and ½ CDE; and the provision for the creation of a special class preferred share, exclusively owned by the Federal Government, pursuant to the provisions of § 7 of art. 17 of Law No. 6,404, of December 15, 1976, which will give the power of veto in certain social deliberations foreseen in the MP.

It is noteworthy that the rationale adopted in the Bill remains in the sense that all financial obligations provided for in the abovementioned MP will be deducted from the added value resulting from the change of regime and the granting of new concession grants, for 30 years, of the contracts extended by the art. 1 of Law No. 12,783, of January 11, 2013 and of the concessions reached by the provision in item II of § 2 of art. 22 of Law No. 11,943, of May 28, 2009 (plants under quota regime), as well as the concessions reached by § 3 of art. 10 of Law No. 13,182, of November 3, 2015 (HPP Sobradinho and HPP Itumbiara); and the new contract for HPP Tucuruí mentioned above. Therefore, there will be no financial obligations unles there is a change in the concessions operation trough the systems of quota and extension of the concessions.

The capitalization of Eletrobras is subject to the conversion of MP into Law, upon approval by the National Congress. Regarding the accounting.

COVID-19

In March 2020, the World Health Organization (WHO) characterized the spread of COVID-19, a disease caused by the new Coronavirus, as a pandemic, causing countries to adopt approaches that enable the prevention of infections, the preservation of life and the minimizing the impacts resulting from the referred disease.

As a result of the pandemic, restrictive measures were taken to determine social distance and the closure of commercial establishments, in addition to the shutdown of the industry. These measures resulted in a slowdown in the supply chain and a significant impact on the global economy.

Eletrobras and its Subsidiaries keep a close watch on the potential materialization of financial impacts with respect to the pandemic on their ability to pay their financial commitments.

In this sense, it appears that in 2020 the Company did not observe any relevant impacts on its financial capacity or that of its Subsidiaries.

Below we highlight the main measures that are being adopted by the Company.

Operational Context

Three actions were essential to face the pandemic: (i) installation of remote monitoring of substations; (ii) meetings with suppliers, with unified coordination by the Holding, to resolve the main obstacles in the implementation of the works and the constant monitoring of the projects; (iii) holding workshops to share best policys and solve common problems.

•	Generation

Eletrobras monitored the potential impacts on the commercialization business of Eletrobras Companies, signed in the Regulated Contracting Environment (ACR) and Free Contracting Environment (ACL), with the monitoring of communications of unforeseeable circumstances or force majeure; renegotiation requests; counterparty credit risk (ability to honor payments assumed by contracts) and default. Renegotiations were carried out on 3% of contracts signed in the free market, with no economic loss for Eletrobras Companies. Regarding default, excluding Amazonas Energia’s default with Amazonas GT for being an atypical situation (see note 10) and which is not related to the COVID-19 pandemic, there were no significant moves in the existing contracts in the ACR, in the ACL , in the physical guarantee quotas, Itaipu and PROINFA in 2020. There was only 0.02% of default in the existing contracts in the ACL, with no economic impact for Eletrobras Companies. It is worth mentioning that, in the regulated environment, systemic solution measures were adopted by MME and the National Electric Energy Agency (ANEEL), such as the creation of the “COVID Account” allowing greater payment capacity by energy distribution companies.

For the Company the results of the trading business were not materially affected

•	Transmission

In June 2020, ANEEL recognized part of the impacts that the pandemic caused in the sector, through the publication of Authorizing Resolution 8,926 / 2020, which authorized the postponement of deadlines for the commercial operation of electricity transmission projects in up to 4 months. , as a measure to face the effects of COVID-19. Currently, Eletrobras Companies have a total of 6 projects with a schedule postponed up to 4 months based on this resolution.

Despite the pandemic, in 2020, Eletrobras Companies energized 26 large transmission projects, which added 150 km of new Transmission Lines to the National Interconnected System (SIN) and with an additional aggregation of Permitted Annual Revenue (RAP), in order of R$ 116 million. Of these projects, 23 were completed between March and December 2020.

No significant impacts are expected on the terms and costs of the work due to the abovementioned postponement.

Financial and economic impacts of the pandemic caused by COVID-19

Standstill

The Subsidiaries adhered to the StandStill program announced by the BNDES in March 2020, which preventively mitigated risks to the liquidity of these companies, especially during the period of greatest uncertainty regarding the extent of the financial impacts of the pandemic on Eletrobras companies. This program made it possible to suspend interest and principal payments for 6 months of the year, with capitalization of interest to the outstanding balance, without changing the final dates of the contracts.

Foreign Exchange Exposure

As a result of the consolidated net liability exposure, mainly of US $ 1,064 million and EUR 49 million, in the period ended December 31, 2020, the Company was negatively impacted in the amount of R$ 544 million, due to the appreciation of currencies foreign to the real. However, when looking at cash flow, especially in the short term, the consolidated net liability position shows that the disbursement profile of liabilities is more elongated and concentrated than that of assets. This can be understood by realizing that a large part of the disbursement of the liability components of the balance sheet relates to the settlement of the remaining portion of the bonus, in amounts corresponding to US $ 625 million, US $ 500 million and US $ 750 million, maturing respectively in the form of bullets in 2021, 2025 and 2030. Thus, it is observed that of the total liabilities of US $ 2,240 million that make up the foreign exchange exposure of the balance sheet, US $ 1,880 million, or 84%, are concentrated on three specific dates, the last two long-term. The composition of the foreign exchange exposure of assets and liabilities linked to foreign currency is shown below:

		12/31/2020		12/31/2019
		Foreign currency	Reais	Foreign currency	Reais
	Loans obtained	(2,145,138)	(11,147,641)	(2,077,144)	(8,371,098)
USD	Loans granted	808,296	4,200,471	1,450,154	5,845,135
	Financial asset - Itaipu	272,504	1,416,128	451,654	1,820,482
	Net exposure - USD	(1,064,338)	(5,531,042)	(175,336)	(705,481)

EURO	Loans obtained	(48,770)	(311,052)	(51,966)	(235,353)
	Net exposure - EURO	(48,770)	(311,052)	(51,966)	(235,353)

NOTE 2 - HIGHLIGHTS OF 2020

2.1. Fund-raising

In February 2020, the Eletrobras issued Notes, in the total amount of US$ 1.25 billion. Furnas issued second series debentures and Eletronorte raised funds through a short-term Bank Credit Card signed with Bradesco BBI S.A, more details in note 24.

2.2. Periodic Tariff Review of ANEEL - Transmission Concessions

In June 2020, at a regular meeting of ANEEL’s Board of Directors, the tariff reviews for transmission concessions extended under the terms of Law 12.783 / 2013 were approved and the RAP of these concessions for the 2020-2021 tariff cycle was approved, more details in note 17.

2.3. Candiota III Plant

In July 2020, there was a failure event in the turbine / generator set at Candiota III Plant, with no apparent damage records for the other equipment. Activities returned in the second half of November 2020. More details in note 38.1.

2.4. Usina Angra 2 - Eletronuclear

In June 2020, during the stoppage for maintenance and refueling of nuclear fuel at the Angra 2 Plant, inspections were carried out that detected, in the fuel elements loaded in the last cycle of operation, an unexpected superficial oxidation in the coating of the tubes containing the pellets of enriched uranium, which required rigorous inspection tests to evaluate this event. On August 17, 2020, the Angra 2 Plant was reconnected to the SIN with normal operation. For more details, see note 16.

2.5. Eletrobras Dividend Payment

In July 2020, Eletrobras approved the payment of Dividends for the 2019 financial year, having been paid in September 2020 in the amount of R$ 2,593 million, which includes monetary restatement. In January 2021, the Board of Directors decided to pay, as interim dividends, the total amount of R$ 2,291,889, fully reversing the balance of the Special Dividend Retained Reserve. For more details, see notes 29 and 46, respectively.

2.6. Capital increase at Eletronuclear

In October 2020, Eletrobras increased the capital in the subsidiary Eletronuclear, in the amount of R$ 1,885,778, by converting advance for future capital increase credits in the amount of R$ 850,000, as well as in the capitalization of intercompany loans in the amount of R$ 1,035,778. The capital increase is mainly for investments in Angra 3 and there is no impact in the consolidated financial statements.

2.7. Transfer SPEs

In 2020, Eletrobras completed the transfer of all the shares it held in the SPEs Manaus Transmissora de Energia (MTE), Mangue Seco 2, Santa Vitória do Palmar Holding, Hermenegildo I, Hermenegildo II, Hermenegildo III and Chuí IX. Further details in note 44.

2.8. Loans - Amazonas Energia SA

In December 2020, the debt renegotiation of Amazonas Energia SA with Eletrobras was approved, in the total amount of R$ 4,033,855. More details in note 11.

2.9. Agreement with Light

In December 2020, Furnas approved a judicial agreement filed by Light Serviços de Eletricidade SA (LIGHT), which aimed to recover amounts unduly paid to Furnas, as an energy supply tariff, in 1986. The value of the Agreement is R$ 496,000 to be paid by Furnas, as follows: i) R$ 336,000 in 2020 (see note 38); ii) R$ 40,000 in 2021; and iii) R$ 120,000 in 2022, which can be fully or partially offset with the transfer of assets referring to the Other Mandatory and / or Optional Transmission Installations (DIT), located in the concession area of Light and agreed between the companies, upon agreement ANEEL, based on the amounts recognized in Light’s asset base and approved by the Agency until March 2022.

2.10. Compulsory Loan Process

In March 2021, the Company informed that the motion for clarification of motions was dismissed, filed by itself, in which it is pleading with Gerdau and other creditors of the Compulsory Electric Energy Loan. The expert report presented the value of approximately R$ 1.3 billion (which may reach 1.8 billion, considering the monetary restatement and the incidence of fines and fees indicated by the plaintiffs) and was approved by the judge, for the which the Company made a provision. More details note 32.

NOTE 3 – ELECTRIC POWER CONCESSIONS AND AUTHORIZATIONS

Eletrobras, through its subsidiaries, jointly controlled and affiliated companies, holds several electric power concessions in the Generation and Transmission segments or interests in SPEs that also operate in these same segments.

I - Generation Concessions and Authorizations

The Company holds several concessions and authorizations for electric power in hydraulic power plants (HPP), small hydroelectric plants (SHP), wind power plants, wind farms, thermonuclear plants and termelectric power plants (TPP), whose details, capacity and maturity dates are listed below:

		Installed
Contract	Hydraulics	Capacity (MW)*	Location	Year
001/2010	HPP Belo Monte	11,233	PA	2045
007/2004	HPP Tucuruí	8,535	PA	2024
002/2008	HPP Jirau	3,750	RO	2043
001/2008	HPP Santo Antônio (Mesa)	3,568	RO	2043
006/2004	HPP Xingó	3,162	SE	2042
006/2004	HPP Paulo Afonso IV	2,462	BA	2042
004/2004	HPP Itumbiara	2,082	MG	2035
002/2011	HPP Teles Pires	1,820	MT	2046
006/2004	HPP Luiz Gonzaga (Itaparica)	1,480	PE	2042
004/2004	HPP Marimbondo	1,440	MG	2047
005/2004	HPP Serra da Mesa	1,275	TO	2039
004/2004	HPP Furnas	1,216	MG	2045
006/2004	HPP Sobradinho	1,050	BA	2052
004/2004	HPP Luis Carlos Barreto de Carvalho	1,050	SP	2045
005/1997	HPP Luís Eduardo Magalhães	903	TO	2032
128/2001	HPP Foz do Chapecó	855	RS	2036
003/2014	HPP Três Irmãos	808	SP	2044
006/2004	HPP Paulo Afonso III	794	BA	2042
002/2014	HPP São Manoel	736	PA	2049
130/2001	HPP Peixe Angical	499	TO	2036
004/2004	HPP Mascarenhas de Moraes (1)	476	MG	2024
006/2004	HPP Paulo Afonso II	443	BA	2042
001/2014	HPP Sinop	402	MT	2049
006/2004	HPP Apolônio Sales (Moxotó)	400	BA	2042
004/2004	HPP Corumbá 1	375	GO	2044
004/2004	HPP Porto Colômbia	320	MG	2047
003/2006	HPP Simplício	306	MG	2041
002/2007	HPP Dardanelos	261	MT	2042
002/2019	HPP Balbina	250	AM	2027

		Installed
Contract	Hydraulics	Capacity (MW) *	Location	Year
006/2004	HPP Boa Esperança (Castelo Branco)	237	PI	2042
005/2011	HPP Samuel	217	RO	2029
004/2004	HPP Funil	216	RJ	2045
129/2001	HPP Serra do Facão	213	GO	2036
010/2000	HPP Manso	210	MT	2035
006/2004	HPP Paulo Afonso I	180	BA	2042
001/2007	HPP Governador Jayme Canet Júnior	178	PR	2042
001/2006	HPP Baguari	140	MG	2041
007/2006	HPP Retiro Baixo	82	MG	2041
002/2012	HPP Coaracy Nunes	78	AP	2042
004/2006	HPP Passo São João	77	RS	2041
002/2006	HPP Batalha	53	MG	2041
092/2002	HPP São Domingos	48	MS	2037
007/2004	HPP Curuá-Una	30	PA	2038
006/2004	HPP Funil	30	BA	2042
003/2006	HPP Anta	28	RJ	2041
006/2004	HPP Pedra	20	BA	2042
374/2005	SHP João Borges	19	SC	2035
186/2004	SHP Barra do Rio Chapéu	15	SC	2034
006/2004	HPP Curemas	4	PB	2024

		Installed
Decree	Wind	Capacity (MW) *	Location	Year
MME Decree No. 220/2014	Casa Nova (2) (3)	180	BA	2043
MME Decree No. 220/2014	Casa Nova II	33	BA	2049
MME Decree No. 459/2012	Nossa Senhora de Fátima (4)	30	CE	2047
MME Decree No. 746/2010	Cerro Chato I	30	RS	2045
MME Decree No. 747/2010	Cerro Chato II	30	RS	2045
MME Decree No. 748/2010	Cerro Chato III	30	RS	2045
MME Decree No. 204/2014	Eólico Coxilha Seca	30	RS	2049
MME Decree No. 225/2014	Casa Nova III	28	BA	2049
MME Decree No. 458/2012	Jandaia (4)	27	CE	2047
MME Decree No. 388/2012	Caiçara I (5)	27	RN	2047
MME Decree No. 68/2012	Ibirapuitã	25	RS	2047
MME Decree No. 409/2012	Jandaia I (4)	24	CE	2047
MME Decree No. 81/2012	Cerro Chato VI	24	RS	2047
MME Decree No. 399/2012	Junco I (5)	24	RN	2047
MME Decree No. 417/2012	Junco II (5)	24	RN	2047
MME Decree No. 446/2012	São Clemente (4)	21	CE	2047
MME Decree No. 432/2012	São Januário (4)	21	CE	2047
MME Decree No. 418/2012	Caiçara II (5)	18	RN	2047
MME Decree No. 219/2014	Coqueirinho 2	16	BA	2049
MME Decree No. 286/2014	Tamanduá Mirim 2	16	BA	2049
MME Decree No. 141/2012	Cerro Chato V	12	RS	2047
MME Decree No. 210/2014	Parque Eólico Capão do Inglês	10	RS	2049
MME Decree No. 152/2014	Angical 2	10	BA	2049
MME Decree No. 154/2014	Caititú 2	10	BA	2049
MME Decree No. 174/2014	Carcará	10	BA	2049
MME Decree No. 176/2014	Corruption 3	10	BA	2049
MME Decree No. 177/2014	Caititú 3	10	BA	2049
MME Decree No. 213/2014	Papagaio	10	BA	2049
MME Decree No. 139/2012	Cerro Chato IV	10	RS	2047

		Installed
Decree	Wind	Capacity (MW) *	Location	Year
MME Decree No. 192/2014	Parque Eólico Galpões	8	RS	2049
MME Decree No. 153/2014	Teiú 2	8	BA	2049
MME Decree No. 103/2012	Cerro dos Trindade	8	RS	2047
MME Decree No. 150/2014	Acauã	6	BA	2049
MME Decree No. 151/2014	Arapapá	4	BA	2049

		Installed
Decree	Nuclear	Capacity (MW)*	Participation	Location	Year
DNAEE Decree No. 315 of 07/31/97	Angra 3 (2)	1,405	100%	RJ	-
DNAEE Decree No. 315 of 07/31/97	Angra 2	1,350	100%	RJ	2040
DNAEE Decree No. 315 of 07/31/97	Angra 1 (6)	640	100%	RJ	2024

		Installed
Contract / Decree	Termeletrics	Capacity (MW)*	Location	Year
Aneel Resolution 4950/2014	TPP Mauá 3	591	AM	2044
004/2004	TPP Santa Cruz (7)	350	RJ	2015
MME Decree No. 304/2008	TPP Candiota III (Phase C)	350	RS	2041
207/2019	TPP Aparecida	200	AM	2030
MME Decree No. 420/1989	TPP Senador Arnon Afonso Farias de Mello (8)	86	RR	2019
MME Decree No. 415/2020	TPP Santana	36	AP	2021
MME Decree No. 406/2020	TPP Santana II	30	AP	2021
MME Decree No. 406/2020	TPP Santa Rita	24	AP	2021
Authorizing Resolution 5,682 / 2016	TPP Araguaia (9)	23	MT	2019
Aneel Resolution 6.883 / 2018	TPP Codajás	4	AM	2030
Aneel Resolution 6.883 / 2018	TPP Anori	4	AM	2030
Aneel Resolution 6.883 / 2018	TPP Anamã	2	AM	2030
Aneel Resolution 6.883 / 2018	TPP Caapiranga	2	AM	2030

(1)	The 3rd Amendment to contract No. 004/2004 formalized the extension of the concession period for the HPP Mascarenhas de Moraes concession for 90 days, changing the final term from October 31, 2023 to January 29, 2024;

(2)	Projects still under implementation ;

(3)	The venture called Casa Nova, was subdivided into 7 wind farms (A to G). The CASA NOVA A project is in operation, with an installed capacity of 27 MW, having been approved through Authorizing Resolution No. 7.907 of 06/18/2019, under the regime of Independent Production of Electric Energy, whose due of the authorization will take place in 2054. The remaining 153 MW of power are part of wind farms B to G that are under construction, and are in the process of approval by ANEEL;

(4)	The subsidiary Furnas holds a 100% interest in Brasil Ventos and the latter is a majority shareholder in the Wind Farms of Complexo Fortim;

(5)	Project classified as an asset held for sale, see note 43;

(6)	The subsidiary Eletronuclear formally requested the National Nuclear Energy Commission - CNEN, in November 2019, to extend the useful life of the Nuclear Power Plant Angra I from 40 to 60 years;

(7)	Although the concession expired in 2015, as there was no manifestation by the Granting Authority about its extension under the terms of Law No. 12,783 / 2013 and Decree No. 9,187 / 2017, TPP de Santa Cruz continues to operate with an energy sale contract until 2026 and awaiting definition of the granting authority in relation to the renewal;

(8)	TPP Senador Arnon Afonso Farias de Mello granted to Boa Vista Energia SA through Resolution No. 427, of November 1, 2000 was transferred to Eletronorte in accordance with Authorizing Resolution 1018/2007. In accordance with Opinion No. 00389/2019 / PFANEEL / PGF / AGU of 04/09/2019, it is opposed to the granting of a new authorization for this plant with a term of 35 years with the beginning of the counting on November 1, 2000. SCG / ANEEL has not yet officially commented;

(9)	Decommissioning of the plant in its entirety, authorized by the Ordinance of the Ministry of Mines and Energy No. 331 of 08/14/2018.

(*)	Not examined by the independent auditors.

II- Generation Scaling Factor (GSF) - Law No. 14,052/2020

On September 9, 2020, Law No. 14,052 was published, which amended Law No. 13,203/2015, establishing new conditions for renegotiating the hydrological risk related to the portion of the costs incurred with the GSF, assumed by the holders of the hydroelectric power plants participating in the Relocation Mechanism Energy (MRE) since 2012, with the worsening of the water crisis.

The purpose of the legal amendment was to compensate the holders of hydroelectric plants participating in the MRE for non-hydrological risks caused by: (i) generation projects called structuring plants, related to the difference between the physical guarantee granted in the motorization phase and the aggregation values of each generating unit motorized to the SIN, (ii) restrictions on the flow of energy from the structuring plants due to a delay in starting up or starting up in unsatisfactory technical condition of the electricity transmission facilities destined and (iii) by thermoelectric generation that exceeds that by order of merit and import of electric energy without physical guarantee. Said compensation will be given upon the extension of the grant, limited to 7 years, calculated based on the values of the parameters applied by ANEEL.

On December 3, 2020, ANEEL Normative Resolution No. 895, of December 1, 2020, was published, which establishes the methodology for calculating the compensation and the procedures for renegotiating the hydrological risk. To be eligible for the compensation provided for in Law No. 14.052, holders of hydroelectric plants participating in the MRE must: (i) withdraw from the lawsuit whose object is the exemption or mitigation of hydrological risks related to the MRE, (ii) waive any allegation of the right on which the lawsuit is based, (iii) not having renegotiated the hydrological risk for the respective portion of energy.

On March 1, 2021, CCEE presented the calculations for determining the extent of the grant. The financial impact for Eletrobras is R$ 3,975,740. However, due to the 7-year limitation in extending the granting period, the Company estimates a lower amount, in the order of R$ 3,178,860, as shown in the tables below.

Subsidiaries	Measurement of CCEE Financial Impact
Eletronorte	2,537,610
Furnas	793,970
Chesf	628,670
CGT Eletrosul	15,490
3,975,740
Loss	(796,880)
Total	3,178,860

* Loss due to the 7-year limitation on the extension of the granting period, for HPPs Itumbiara and Sobradinho the calculation indicates extension above the limit. Loss calculated based on the limitation estimate of the contractor PSR Solução e Consultoria em Energia Ltda, not having been presented by CCEE.

Plants	Financial Impact CCEE	Concession Term Extension (Days)
Tucurui	2,439,140	426
Itumbiara	695,350	2,555
Sobradinho	451,610	2,555
Samuel	79,940	1,042
Xingo	70,520	126
Complexo Paulo Afonso	69,580	120
Serra Da Mesa	39,040	184
Peixoto	35,890	79
Itaparica	31,620	126
Curua Una	18,530	2,313
Marimbondo	7,020	37
Barra Do Rio Chapeu	6,650	1,461
Joao Borges	6,310	1,362
Furnas	5,370	33
Estreito	4,570	34
Boa Esperanca	4,560	122
Passo Sao Joao	2,470	191
Corumba I - Furnas	2,020	34
Porto Colombia	1,820	34
Simplício Anta	1,460	24
Funil	1,190	37
Curemas	640	446
Batalha	230	15
Funil	140	44
Maua	60	1
Manso	10	-
Total	3,975,740

The final calculations must be published by ANEEL within 30 days from the date of the presentation of the CCEE. After publication, agents have 60 days to withdraw and waive legal actions and carry out requests to extend the granting period.

The amounts presented by the CCEE are still preliminary and when finalized, they will be analyzed under the scope of IAS 38 - Intangible Assets and will be measured at fair value based on the parameters determined by ANEEL regulations, considering the expected future flows in this new concession period, as well as the compensation values calculated by the CCEE. The amount to be recorded will also be subject to impairment analysis by the Company’s management.

Finally, it should be noted that the Company’s management, given the specific conditions of some plants that operate by quota system and calculation specificities, did not decide on adhesion in 2020. In this way, the accounting impacts arising from the GSF will be recorded in the year 2021 together with the request to extend the granting period and formalize the withdrawal of lawsuits whose object is the exemption or mitigation of hydrological risks related to the MRE (further details in note 46.6).

III - Electricity Transmission Concessions

Contract	Transmission Companies	Extension (KM) *	Location	Due Year
062/2001	Basic Grid Transmission - Various installations	20056	RJ/SP/PR/MG/GO/TO/DF/ES/MT	2043
061/2001	Basic Grid Transmission - Various installations	19156	PE/CE/SE/BA/AL/PI/MA/PB/RN	2042
057/2001	Basic Grid Transmission - Various installations	9464	RS/SC/PR/MS	2042
058/2001	Basic Grid Transmission - Various installations	9253	AC/MA/MT/PA/PI/RO/RR/TO	2043
013/2009	SPE Interligação Elétrica do Madeira (Lote D)	2385	RO/SP	2039
013/2009	LT Coletora Porto Velho / Araraquara II	2375	RO/SP	2039
014/2014	LT Xingu/Estreito e Estações Conversoras	2092	PA/TO/GO/MG	2044
014/2014	SPE Belo Monte Transmissora (1)	2076	PA/TO/GO/MG	2044
021/2009	LT Jauru - Vilhena - Pimenta Bueno - Ji-Paraná - Ariquemes - Samuel - Porto Velho	979	MT/RO	2039
007/2013	SPE Paranaíba Transmissora	953	BA/MG/GO	2043
001/2014	SPE Mata de Sta. Genebra Transmissora	887	SP/PR	2044

Contract	Transmission Companies	Extension(KM) *	Location	Due Year
004/2012	LT Nova Santa Rita - Camaquã 3; LT Camaquã 3- Quinta; LT Salto Santiago - Itá; LT Itá - Nova Santa Rita	785	SC	2042
003/2012	LT Lechuga/Equador/Boa Vista e subestações associadas	715	RR/AM	2042
009/2009	SPE Transenergia Renovável	708	MS/GO/MT	2039
034/2001	LT Ibiúna - Batéias	664	PR/SP	2031
005/2004	LT Teresina II - Sobral - Fortaleza	546	PI/CE	2034
022/2009	LT Porto Velho - Abunã - Rio Branco	488	AC/RO	2039
002/2010	SPE Goiás Transmissão	479	GO	2040
020/2012	LT Nova Santa Rita - Povo Novo; LT Povo Novo - Marmeleiro; LT Marmeleiro - Santa Vitória do Palmar, Seccionamento da LT Camaquã 3	468	RS	2042
004/2004	LT Salto Santiago (PR) - Ivaiporã (PR) - Cascavel D’Oeste (PR) e Módulos nas SE Ivaiporã, SE Salto Santiago e SE Cascavel do Oeste	372	PR	2034
010/2005	LT Campos Novos - Blumenau e subestação Biguaçu	359	SC	2035
004/2013	SPE Triângulo Mineiro Transmissora	298	SP/MG	2043
008/2010	SPE MGE Transmissão (2)	267	MG/ES	2040
005/2006	LT Campos Novos (SC) - Nova Santa Rita (RS) e Módulos na SE Nova Santa Rita e SE Campos Novos	257	RS/SC	2036
003/2006	LT Simplício - Rocha Leão	238	RJ	2041
004/2008	LT Presidente Médici - Santa Cruz	237	RS	2038
007/2014	LT Santo Ângelo-Maçambará; LT Pinhalzinho-Foz do Chapecó; LT Pinhalzinho-Foz do Chapecó	235	SC	2044
002/2011	SE Foz do Chapecó	231	RS	2041
022/2011	LT Luis Gonzaga - Garanhuns	218	AL/PE/PB	2041
022/2011	LT Garanhuns - Pau Ferro	209	AL/PE/PB	2041
007/2005	LT Milagres - Tauá	208	CE	2035
022/2011	LT Garanhuns II- Campina Grande III	194	AL/PE/PB	2041
008/2011	LT Ceará-Mirim II - Campina Grande III	192	RN/PB	2041
028/2009	SPE Transenergia Goiás	187	GO	2039
012/2007	LT Picos - Tauá II	183	PI/CE	2037
003/2009	LT Bom Despacho 3 - Ouro Preto 2	180	MG	2039
014/2013	SPE Vale do São Bartolomeu	163	GO/DF	2043
018/2009	LT Eunápolis - Teixeira de Freitas II	145	BA	2039
014/2008	LT Eunápolis - Teixeira de Freitas II	145	BA	2038
012/2007	LT Paraíso - Açu II	133	PI/CE/RN	2037
019/2010	LT Paraíso - Açu II (3)	123	RN	2040
008/2005	LT Milagres - Coremas	120	CE/PB	2035
020/2010	LT Bom Jesus da Lapa II - Igaporã II	115	BA	2040
018/2012	LT Russas II - Banabuiu	112	RN	2042
005/2008	LT Nossa Senhora do Socorro - Penedo	110	SE/AL	2038
001/2008	SPE Madeira Energia	95	RO	2043
001/2009	LT Ribeiro Gonçalves - Balsas; SE Ribeiro Gonçalves - SE Balsas	95	MA/PI	2039
006/2010	LT Mascarenhas - Linhares	95	ES	2040
010/2007	LT Ibicoara - Brumado	95	BA	2037
021/2010	LT Acaraú II-Sobral III	91	CE	2040
006/2005	LT Campos - Macaé 3	90	RJ	2035
017/2009	LT Pau Ferro - Santa Rita II (3)	85	PE/PB/AL/RN	2039
002/2006	LT Batalha - Paracatu	85	MG	2041
019/2010	LT C. Mirim II - João Camara II	75	RN	2040
007/2006	LT Tijuco Preto - Itapeti - Nordeste	71	SP	2036
010/2000	LT Manso - Nobres (138kV)	70	MT	2035
003/2014	SPE Lago Azul Transmissora	69	GO	2044
019/2010	LT Açu II - Mossoró II (3)	69	RN	2040
446/2012	SPE Brasil Ventos Energia (4)	69	CE	2047
225/2014	LT Casa Nova II - Sobradinho	67	BA	2049
010/2000	LT Manso - Nobres (230kV)	66	MT	2035
129/2001	SPE Serra do Facão Energia	66	GO	2036
010/2011	LT Paraíso - Lagoa Nova II	65	RN/CE	2041
009/2011	LT Morro do Chapéu II - Irecê	64	BA	2041
008/2011	LT Ceará-Mirim II- João Câmara III	64	RN/PB	2041
018/2012	LT Ceará-Mirim II - Touros II	62	RN	2042
ECE 554/2010	LT Candiota/Melo e LT Presidente Médici	60	RS	2040
014/2011	LT Xavantes - Pirineus	50	GO	2041
019/2012	LT Igaporã III - Pindaí II	50	BA	2042
017/2011	LT Teresina II - Teresina III	46	PI	2041
007/2006	SPE Retiro Baixo Energética	45	MG	2041
006/2009	LT Pirapama II - Suape II	42	PE	2039

Contract	Transmission Companies	Extension(KM) *	Location	Due Year
002/2014	SPE Empresa de Energia São Manoel	40	PA/MT	2049
005/2012	LT Messias - Maceió II	39	SE/AL/BA	2042
007/2014	LT Pinhalzinho-Foz do Chapecó (3)	37	SC	2044
018/2012	LT Mossoró II - Mossoró IV	36	RN	2042
007/2008	LT São Luís 2 - São Luís 3 SE São Luís 3	36	MA	2038
004/2010	LT São Luiz II - São Luiz III (3)	36	MA/CE	2040
012/2010	LT Monte Claro - Garibaldi (RS) e módulos na SE Garibaldi e SE Monte Claro	33	RS	2040
014/2012	LT Lechuga - Jorge Teixeira; SE Lechuga	30	AM	2042
009/2010	LT Jorge Teixeira - Lechuga (ex-Cariri)	30	AM	2040
003/2006	LT Anta - Simplício	26	MG/RJ	2041
010/2009	LT Collector Porto Velho - Porto Velho; SE Porto Velho Collector; 2 Back-to-Back AC / DC / AC Converter Stations;	22	RO	2039
130/2001	SPE Enerpeixe	20	TO	2036
019/2010	LT Extremoz II - C. Mirim	19	RN	2040
008/2011	LT Ceará-Mirim II - Extremoz II	19	RN/PB	2041
002/2011	SPE Teles Pires Participações	19	MT/PA	2046
022/2011	LT Garanhuns - Angelim I	13	AL/PE/PB	2041
023/2014	1 frequency converter and 132 kV LT	13	RS	2021
019/2012	LT Igaporã II - Igaporã III	11	BA	2042
017/2009	LT Paulo Afonso III - Zebu II	11	PE/PB/AL/RN	2039
008/2011	LT Campina Grande III - Campina Grande II	10	RN/PB	2041
006/2009	LT Suape III - Suape II	7	PE	2039
128/2001	SPE Chapecoense Geração	6	SC/RS	2036
057/2001	Rewrap of LT Cascavel Oeste - Guaíra (3)	3	PR	2042
001/2006	SPE Baguari Energia	3	MG	2041
057/2001	Sectioning of the LT Londrina - Maringá (3)	1	PR	2042
005/2012	LT Jardim - Nossa Senhora do Socorro	1	SE/AL/BA	2042
225/2014	SE Casa Nova II	-	BA	2049
225/2014	SE Elev. Usina Casa Nova III	-	BA	2049
220/2014	SE Elev. Usina Casa Nova II	-	BA	2049
061/2001	SE Several Developments	-	PE/CE/SE/BA/AL/PI/MA/PB/RN	2042
057/2001	SE Palhoça - I (3)	-	SC	2042
057/2001	SE Palhoça - J (3)	-	SC	2042
057/2001	SE Joinville - L (3)	-	SC	2042
021/2010	SE Acaraú II	-	CE	2040
020/2010	SE Igaporã	-	BA	2040
020/2010	SE Bom Jesus da Lapa II	-	BA	2040
019/2012	SE Igaporã III	-	BA	2042
019/2012	SE Pindaí II	-	BA	2042
019/2010	SE Extremoz II	-	RN	2040
019/2010	SE João Câmara	-	RN	2040
018/2012	SE Touros	-	RN	2042
018/2012	SE Mossoró IV	-	RN	2042
017/2012	SE Jaboatão II	-	PE	2042
017/2012	SE Mirueira II	-	PE	2042
017/2011	SE Teresina III	-	PI	2041
017/2009	SE Santa Rita II	-	PE/PB/AL/RN	2039
017/2009	SE Zebu	-	PE/PB/AL/RN	2039
017/2009	SE Natal III	-	PE/PB/AL/RN	2039
016/2012	SE Zona Oeste	-	RJ	2042
015/2012	SE Pirajá (3)	-	BA	2042
014/2010	SE Pólo	-	BA	2040
014/2008	SE Teixeira de Freitas II	-	BA	2038
013/2011	SE Nobres	-	MT	2041
013/2010	SE Arapiraca III	-	AL	2040
012/2011	SE Miramar; SE Tucuruí	-	PA	2041
012/2009	Rectifier Station nº 01 AC / DC - Inverter Station nº 01 CC / AC	-	RO/SP	2039
011/2010	SEs: Caxias 6, Ijuí 2, Lajeado Grande e Nova Petrópolis 2	-	RS	2040
010/2011	SE Lagoa Nova	-	RN/CE	2041
010/2011	SE Ibiapina II	-	CE	2041
010/2007	SE Ibicoara	-	BA	2037
010/2007	SE Brumado II	-	BA	2037
010/2000	SE UHE Manso	-	MT	2035
009/2011	SE Morro do Chapéu	-	BA	2041

Contract	Transmission Companies	Extension (KM) *	Location	Due Year
008/2014	SE Ivinhema 2 (ampliação)	-	MS	2044
007/2010	SE Camaçari IV	-	BA	2040
007/2005	SE Tauá II	-	CE	2035
006/2010	SE Linhares	-	ES	2040
006/2009	SE Suape II	-	PE	2039
006/2009	SE Suape III	-	PE	2039
006/2004	SE Elev. Usina Apolônio Sales	-	BA	2042
006/2004	SE Elev. Usina PAF I	-	BA	2042
006/2004	SE Elev. Usina PAF III	-	BA	2042
006/2004	SE Elev. Usina Xingó	-	BA	2042
006/2004	SE Elev. Usina Funil	-	BA	2042
006/2004	SE Elev. Usina Sobradinho	-	BA	2052
006/2004	SE Elev. Usina Luiz Gonzaga	-	BA	2042
006/2004	SE Elev. Usina PAF II	-	BA	2042
006/2004	SE Elev. Usina PAF IV	-	BA	2042
006/2004	SE Elev. Usina Boa Esperança	-	BA	2042
006/2004	SE Elev. Usina Pedra	-	BA	2042
006/2004	SE Elev. Usina Curemas	-	BA	2024
005/2012	SE Nossa Senhora do Socorro	-	SE/AL/BA	2042
005/2012	SE Maceió II	-	SE/AL/BA	2042
005/2012	SE Poções II	-	SE/AL/BA	2042
005/2009	SE Missões	-	RS	2039
004/2012	SE Camaquã 3	-	SC	2042
004/2011	SE Lucas do Rio Verde	-	MT	2041
003/2006	SE UHE Simplício	-	RJ	2041
002/2009	SE Miranda II	-	MA	2039
002/2006	SE UHE Batalha	-	MG	2041
002/2001	SE Foz de Chapecó (expansion) (3)	-	RS	2041
020/2012	SE Povo Novo; SE Santa Vitória do Palmar 2; SE Povo Novo (expansion)	-	RS	2042
020/2012	SE Santa Vitória do Palmar 2 (3)	-	RS	2042
007/2014	SE Pinhalzinho; SE Santa Maria 3	-	SC	2044
003/2011	SPE Caldas Novas	-	GO	2041
024/2009	SPE Transenergia São Paulo	-	SP	2039
022/2011	SE Garanhuns	-	AL/PE/PB	2041
022/2011	SE Pau Ferro	-	AL/PE/PB	2041
008/2011	SE Ceará-Mirim II	-	RN/PB	2041
008/2011	SE João Câmara III	-	RN/PB	2041
008/2011	SE Campina Grande III	-	RN/PB	2041
004/2010	SE Aquiraz II	-	MA/CE	2040
004/2010	SE Pecém II	-	MA/CE	2040
015/2009	SPE Interligação Elétrica do Madeira (Lote F) (1)	-	RO/SP	2039
015/2009	Rectifying Station nº 02	-	RO/SP	2039
015/2009	Inversion Station nº 02	-	RO/SP	2039

(1)	Only the converting station is from the SPE

(2)	SE Viana 2, owned by SPE MGE Transmissão SA, is in the process of being expanded;

(3)	Projects still under implementation; and

(4)	The subsidiary Furnas holds a 100% interest in Brasil Ventos and the latter is a majority shareholder in the Wind Farms of Complexo Fortim.

(*)	Not examined by the independent auditors

3.1 - Concessions to be indemnified

Indemnities after Basic Project - modernization and improvements

Hydraulic Generation:

Law No. 12,783 / 2013 guaranteed the right of electric energy generation and transmission concessionaires, which extended their concessions, to indemnification for the portion of investments linked to reversible assets, not yet amortized or not depreciated, the value of which would be updated until the date of effective payment to the concessionaire.

Decree No. 7,805 / 2012, which regulates Law No. 12,783 / 2013, established that indemnities for investments in reversible assets not yet amortized or not depreciated referring to generation concessions would be calculated based on the New Replacement Value (VNR), considering the accumulated depreciation and amortization from the installation’s start-up date until December 31, 2012, in accordance with the criteria of the Electric Sector Accounting Manual (MCSE).

Normative Resolution No. 596 of December 2013, which regulates Decree No. 7,850 / 2012, established that the concessionaires should prove the realization of the respective investments linked to the reversible assets until December 2015.

In December 2014, the subsidiary Chesf submitted to ANEEL, supporting documentation, of investments linked to reversible assets, not yet amortized or not depreciated, of the Xingó, Paulo Afonso I, II, III and IV hydroelectric plants, Apolônio Sales (Moxotó), Luiz Gonzaga (Itaparica), Boa Esperança, Pedra and Funil, whose concessions were extended under the terms of Law 12,783 / 2013, for the purposes of the application process for complementary generation remuneration.

In February 2015, the subsidiary Eletronorte presented supporting documentation of investments linked to reversible assets, not yet amortized or not depreciated, of the Coaracy Nunes hydroelectric plant, whose concession was extended under Law 12,783 / 2013, for the purposes of the application process. complementary generation remuneration.

In October 2015, the subsidiary Furnas submitted supporting documentation for investments linked to reversible assets, not yet amortized or not depreciated, of the Corumbá, Funil, Furnas, Luiz Carlos de Barreto de Carvalho, Maribondo and Porto Colombia hydroelectric plants, whose concessions were extended in the light of Law 12,783 / 2013, for the purposes of the application process for complementary generation remuneration.

In January 2019, ANEEL’s Board of Directors decided to open a Public Hearing, nº 003/2019, in order to collect subsidies and additional information to improve the criteria and procedures for calculating investments in non-amortized and non-depreciated reversible assets, carried out over the course of the year. generation concessions, whether extended or not, pursuant to Law No. 12,783 / 2013.

In October 2019, the analysis of contributions to Public Hearing nº 003/2019 was published by Technical Note nº 096/2019-SRG-SFF-SCG / ANEEL. The Company will await a decision by ANEEL’s Executive Board to make any necessary adjustments to its financial statements.

Eletrobras remains with the understanding that it will not incur losses on these assets and keeps them recorded at historical value, balance of December 2012, as the form of realization of these components has not yet been defined, whose values represent a total amount of R$ 1,483,540 listed below:

Modernizations and Improvements
Paulo Afonso I	92,612
Paulo Afonso II	107,093
Paulo Afonso III	66,259
Paulo Afonso IV	20,832
Apolônio Sales	38,250
Luiz Gonzaga	28,174
Xingó	15,150
Boa Esperança	98,759
Pedra	8,067
Funil	12,626
UHE Furnas	514,825
UHE Estreito	480,893
1,483,540

Thermal Generation:

TPP Santa Cruz is a concession under contract No. 004/2004. Although its concession expired in 2015, as there was still no manifestation by the Granting Authority about its extension under the terms of Law No. 12,783 / 2013 and Decree No. 9,187 / 2017, it remains in effect until said manifestation. The residual value at the end of the concession period for the thermoelectric project TPP Santa Cruz, in December 2012, represented the amount of R$ 661,997.

As of December 31, 2020, the net value of the TPP Santa Cruz asset is R$ 808,269 as follows:

TPP Santa Cruz
Amount as of December 31, 2020	1,211,038
(-) Impairment	(402,769)
Net book value	808,269

NOTE 4 - BASIS FOR THE PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

4.1 - Basis of preparation and measurement

The preparation of the financial statements requires the use of certain critical accounting estimates and, also, the exercise of judgment by the Company’s Management, in the process of applying the accounting policy. Those transactions, disclosures or balances that require a higher level of judgment, which are more complex and for which assumptions and estimates are significant, are disclosed in Note 5. The disclosure of the accounting practice is included the respective Explanatory Notes.

The financial statements were prepared based on the historical cost, except for certain financial instruments measured at their fair values. The historical cost is generally based on the fair value of the consideration paid on the date of the transactions and the fair value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an organized transaction between market participants on the measurement date , regardless of whether that price is directly observable or estimated using another valuation technique.

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

4.2 - Functional and presentation currency of the financial statements

These financial statements are presented in Reais, which is Eletrobras’ functional currency. The financial statements are presented in thousands of reais, rounded to the nearest number, unless otherwise stated.

4.3 - Adjustments to the prior year financial statements

4.3.1 – Change in accounting policy

On December 1, 2020 the CVM issued the Circular Letter CVM / SNC / SEP 04/2020 which relates specifically to the transmission activities in Brazil. The above mentioned Circular Letter does no conflict with IFRS 15 but provided further guidance in order to standardize the accounting treatment of transmission in Brazil due to its specific complexities related to the local regulatory environment and some diversity in policy. The main changes that affected the Company were related to the accounting model of the transmission assets related to the Existing Basic System Network (RBSE). Previously, the RBSE was classified as financial assets according to IFRS 9, and after the guidance provided by CVM the RBSE was changed to contract assets according to IFRS 15. Therefore the fair value adjustments related to such assets were no longer applied. It is important to mention that the tariff review of RBSE that was made for the first time in 2020 (see further details in Note 17) brought some new information that made more clearer the definition of the RBSE as a contractual asset (previously such assets were considered an indemnification) specially considering the additions of the asset, the mechanisms to recover and the related remuneration. Furthermore the Company reviewed in the remuneration rate of its other transmission assets, considering the new criteria established in the guidance issued by CVM. Previously such assets were remunerated based on the Brazilian bonds (NTN) considering that the Brazilian government owns the concession and based upon the new guidance the Company measured the assets in accordance with the implicit rate.

The related deferred tax effects on such adjustments were also considered.

These adjustments were treated as a change in accounting policy and the retrospective adjustments were made to maintain the same comparative basis.

4.3.2 – Revison of actuarial reserves

The actuarial reservers and related impacts in comprehensive income for the years ended December 31, 2019 and 2018 have been revised to reflect an error related to the fact that some participants of one subsidiary were not included in the actuarial calculation whose benefits were calculated based on variable remuneration and indexed by the IGP-M. This revision did not affect the income statement and is being presented retrospectively in the group of comprehensive results, as items that will not be recycled to the result.

EQUITY	12/31/2017	Adjustments		01/01/2018
Equity
Accumulated profits	2,525,081	(1,500,319)	(a)	1,024,762
Other equity items	42,339,377	-		42,339,377
Interest of controlling shareholders	44,864,458	(1,500,319)		43,364,139

Interest of non-controlling shareholders	415,743	(1,012)	(a)	414,731

Total Equity	45,280,201	(1,501,331)		43,778,870

a) Contractual Assets - Refers to the remeasurement of transmission assets considering the new assumptions (use of the implicit rate) established in the guidance issued by the CVM. The adjustments related to the accumulated profits of the opening balance are related to a remeasurement of transmission assets in the negative amount of R$ 1,868,075, remeasurement of contract assets in investees companies in the amount of R$ 27,869 and its effect on deferred taxes in the amount of R$ 339,887.

ASSETS	12/31/2018	Adjustments		Reclassification		12/31/2018
Current
Contractual transmission assets	1,302,959	(677,738)	(a)	6,813,292	(b)	7,438,513
Financial assets - Concessions and Itaipu	6,013,891	-		(6,013,891)	(b)(c)	-
Other Current Assets	39,528,563	-		-		39,528,563
	46,845,413	(677,738)		799,401		46,967,076
Non-current
Deferred income tax and social contribution	553,409	324,751	(a)	-		878,160
Contractual transmission assets	13,268,837	110,213	(a)	29,464,258	(b)	42,843,308
Financial assets - Concessions and Itaipu	34,100,453	-		(29,464,258)	(b)	4,636,195
Other non-current assets	25,438,706	-		-		25,438,706
	73,361,405	434,964		-		73,796,369
Investments
Accounted for-by the equity method	26,536,198	(56,740)	(a)	-		26,479,458

Other Assets	34,467,192	-		-		34,467,192

Total Assets	181,210,208	(299,514)		799,401		181,710,095

LIABILITIES AND SHAREHOLDERS EQUITY	12/31/2018	Adjustments		Reclassification		12/31/2018
Current
Financial liabilities - Concessions and Itaipu	-	-		799,401	(c)	799,401
Other Current Liabilities	36,523,971	-		-		36,523,971
	36,523,971	-		799,401		37,323,372
Non-current
Post-employment benefit	2,894,949	84,418	(d)	-		2,979,367
Deferred income tax and social contribution	8,315,386	(54,885)	(a)(d)	-		8,260,501
Other non-current liabilities	77,466,954	-		-		77,466,954
	88,677,289	29,533		-		88,706,822
Equity
Accumulated profits	-	(296,156)	(a)	-		(296,156)
Other accumulated comprehensive loss	(5,517,424)	(71,244)	(d)	-		(5,588,668)
Other equity items	61,060,330	-		-		61,060,330
Interest of controlling shareholders	55,542,906	(367,400)		-		55,175,506

Interest of non-controlling shareholders	466,042	38,353	(a)	-		504,395

Total Equity	56,008,948	(329,047)		-		55,679,901

Total of Liabilities and Equity	181,210,208	(299,514)		799,401		181,710,095

a) Contractual Assets - Refers to the remeasurement of transmission assets considering the new assumptions (use of the implicit rate) established in the guidance issued by the CVM, tax effect included. For more details, see note 17;

b) Existing Basic System Network (RBSE) - Refers to the adjustment of the classification and measurement of its transmission assets – of the RBSE by fair value, until then classified as from financial assets and after adjustments the amount was reclassified and remeasured. For more details, see note 17;to contractual assets.;

c) Itaipu's Financial Assets - Refers to the reclassification of the Financial Liabilities of Itaipu, previously presented net with other financial assets of the Company, however, when reflecting the reclassification of the transmission assets from RBSE to contractual assets, the current assets and liabilities of Itaipu presented a negative net balance which we reclassified to Financial Liabilities, due to their nature; and

d) Revision of the actuarial reserves, tax effect included.

STATEMENT OF INCOME FOR THE YEAR	12/31/2018		Adjustments				12/31/2018
Net operating revenue		25,772,305		442,548	(i)		26,214,853

Operating profit before financial result		15,920,299		442,548			16,362,847

Financial result		(1,374,631)		927,163	(ii)		(447,468)
Profit before results of equity, investments, taxes and social contributions		14,545,668		1,369,711			15,915,379

Results of equity method investments		1,384,850		(80,827)	(iii)		1,304,023

Profit before taxes and social contributions		15,930,518		1,288,884			17,219,402

Deferred income tax and social contribution		657,860		(79,216)	(iv)		578,644

Net income for year of continuing operations		13,446,800		1,209,668			14,656,468

Net income for the year		13,347,577		1,209,668			14,557,245

Amount attributed to owners of the company		13,262,378		1,204,161			14,466,539
Amount attributed to non-controlling Interests		85,199		5,506			90,705

Earning per share

Profit basic per share (ON)	R$	9.62	R$	1.08		R$	10.70
Profit basic per share (PN)	R$	10.58	R$	0.13		R$	10.71
Profit diluted per share (ON)	R$	9.52	R$	0.88		R$	10.40
Profit diluted per share (PN)	R$	10.48	R$	0.96		R$	11.44

Continued Operation
Profit basic per share (ON)	R$	9.60	R$	1.09		R$	10.69
Profit basic per share (PN)	R$	10.56	R$	0.13		R$	10.69
Profit diluted per share (ON)	R$	9.51	R$	0.87		R$	10.38
Profit diluted per share (PN)	R$	10.46	R$	0.96		R$	11.42

(i)

Different assumptions (use of the implicit rate) were used for the adjustments for the remeasurement of the assets in their review, for further details see note 17, which generated an increase in net operating revenue in the amount of R$ 442,458;

(ii)	The effect on net financial income, in the amount of R$ 927,163, is due to the derecognition of the fair value of RBSE’s transmission asset, which previously recognized as a financial asset valued at fair value;

(iii)	The reduction in the amount of R$ 80,827 relates to the remeasurement of the transmission assets of the invested Companies; and

(iv)	With the effects of the remeasurements, the Subsidiaries recalculated their deferred taxes, with the particularities of rates corresponding to each Subsidiary, generating a reduction in the amount of R$ 79,216.

STATEMENT OF COMPREHENSIVE INCOME	12/31/2018	Adjustments		12/31/2018
Net income for the year	13,347,577	1,209,668	(v)	14,557,245

Other components of the comprehensive income
Actuarial gains or losses	19,105	(71,544)	(vi)	(52,439)

Other components of the comprehensive income in the year	(1,359,117)	-		(1,359,117)

Total comprehensive income for the year	12,007,565	1,138,124		13,145,689

Portion attributed to controlling shareholders	11,922,366	1,134,152		13,056,518
Non-controlling portion	85,199	3,972		89,171

	12,007,565	1,138,124		13,145,689

(v)	The increase in net income for the year is the result of the different assumptions (use of the implicit rate) were used for the adjustments for the remeasurement of the assets in their review, as detailed above, and including the effects of derecognition of fair value, adjustments of transmission assets of investees and their impact on deferred taxes; and

(vi)	Revision of the actuarial reserves, tax effect included.

ASSETS	12/31/2019	Adjustments		Reclassification		12/31/2019
Current
Contractual transmission assets	1,116,009	1,471,897	(a)	5,224,850	(b)	7,812,756
Financial assets - Concessions and Itaipu	5,927,964	-		(5,927,964)	(b)(c)	-
Other current assets	33,674,490	-		-		33,674,490
	40,718,463	1,471,897		(703,114)		41,487,246
Non-current
Deferred income tax and social contribution	463,451	184,452	(a)	-		647,903
Contractual transmission assets	13,744,276	302,198	(a)	27,649,993	(b)	41,696,467
Financial assets - Concessions and Itaipu	31,633,512	-		(27,649,993)	(b)	3,983,519
Other non-current assets	27,823,179	-		-		27,823,179
	73,664,418	486,650		-		74,151,068
Investments
Accounted for-by the equity method	27,055,929	(99,665)	(a)	-		26,956,264

Other Assets	36,027,905	-		-		36,027,905

Total Assets	177,466,715	1,858,882		(703,114)		178,622,483

LIABILITIES AND SHAREHOLDERS EQUITY	12/31/2019	Adjustments		Reclassification		12/31/2019
Current
Financial liabilities - Concessions and Itaipu	-	-		703,114	(c)	703,114
Other current Liabilities	25,638,057	-		-		25,638,057
	25,638,057	-		703,114		26,341,171
Non-current
Post-employment benefit	4,353,406	472,682	(d)	-		4,826,088
Deferred income tax and social contribution	3,978,754	214,853	(a)(d)	-		4,193,607
Other non-current liabilities	72,102,352	-		-		72,102,352
	80,434,512	687,535		-		81,122,047
Equity
Accumulated profits	-	201,752	(a)	-		201,752
Other accumulated comprehensive loss	(5,904,821)	(406,509)	(d)	-		(6,311,330)
Other Equity Items	76,811,622	-		-		76,811,622
Interest of controlling shareholders	70,906,801	(204,757)		-		70,702,044

Interest of non-controlling shareholders	487,345	(30,124)	(a)	-		457,221

Total Equity	71,394,146	(234,881)		-		71,159,265

Total of Liabilities and Equity	177,466,715	452,654		703,114		178,622,483

a) Contractual Assets - Refers to the remeasurement of transmission assets considering the new assumptions (use of the implicit rate) established in the guidance issued by the CVM, tax effect included. For more details, see note 17;

b) Existing Basic System Network (RBSE) - Refers to the adjustment of the classification and measurement of its transmission assets – of the RBSE by fair value, until then classified as from financial assets and after adjustments the amount was reclassified and remeasured. For more details, see note 17;

c) Itaipu's Financial Assets - Refers to the reclassification of the Financial Liabilities of Itaipu, previously presented net with other financial assets of the Company, however, when reflecting the reclassification of the transmission assets from RBSE to contractual assets, the current assets and liabilities of Itaipu presented a negative net balance o which we reclassified to Financial Liabilities, due to their nature; and

d) Revision of the actuarial reserves, tax effect included.

STATEMENT OF INCOME FOR THE YEAR	12/31/2019		Adjustments			12/31/2019
Net operating revenue		27,725,527		1,316,602	(i)		29,042,129

Operating profit before financial result		7,284,184		1,316,602			8,600,786

Financial result		(2,081,026)		(367,760)	(ii)		(2,448,786)
Profit before results of equity, investments, taxes and social contributions		5,203,158		948,842			6,152,000

Results of equity method investments		1,140,733		(99,662)	(iii)		1,041,071

Profit before taxes and social contributions		6,368,606		849,180			7,217,786

Deferred income tax and social contribution		3,755,237		(459,603)	(iv)		3,295,634

Net income for year of continuing operations		7,458,868		389,577			7,848,445

Net income for the year		10,743,843		389,577			11,133,420

Amount attributed to owners of the company		10,697,124		497,912			11,195,036
Amount attributed to non-controlling interests		46,719		(108,335)			(61,617)

Earnings per share

Profit basic per share (ON)	R$	7.76	R$	0.36		R$	8.12
Profit basic per share (PN)	R$	8.53	R$	0.40		R$	8.93
Profit diluted per share (ON)	R$	6.65	R$	0.31		R$	6.96
Profit diluted per share (PN)	R$	7.31	R$	0.34		R$	7.65

Continued Operation
Profit basic per share (ON)	R$	5.37	R$	0.36		R$	5.73
Profit basic per share (PN)	R$	5.91	R$	0.40		R$	6.31
Profit diluted per share (ON)	R$	4.61	R$	0.31		R$	4.92
Profit diluted per share (PN)	R$	5.07	R$	0.34		R$	5.40

(i)	Different assumptions (use of the implicit rate) were used for the adjustments for the remeasurement of the assets in their review, for further details see note 17, which generated an increase in net operating revenue in the amount of R$ 1,316,602;

(ii)	The effect on net financial income, in the amount of R$ 367,760, is due to the derecognition of the fair value of RBSE’s transmission asset, which previously recognized as a financial asset valued at fair value;

(iii)	The reduction in the amount of R$ 99,662 relates to the remeasurement of the transmission assets of the invested Companies; and

(iv)	With the effects of the remeasurements, the Subsidiaries recalculated their deferred taxes, with the particularities of rates corresponding to each Subsidiary, generating a reduction in the amount of R$ 459,603.

STATEMENT OF COMPREHENSIVE INCOME	12/31/2019	Adjustments		12/31/2019
Net income for the year	10,743,843	389,577	(v)	11,133,420

Other components of comprehensive income	395,519	-		395,519
Actuarial gains or losses	(1,688,837)	(386,633)	(vi)	(2,075,470)
Deferred Income tax/social Contribution on net income	913,469	51,368	(vi)	964,837
	(379,849)	(335,265)		(715,114)
Items that may be reclassified to profit or loss	(7,548)	-		(7,548)

Other components of the comprehensive income in the year	(387,397)	(335,265)		(722,662)

Total comprehensive income for the year	10,356,446	54,312		10,410,758

Portion attributed to controlling shareholders	10,309,727	162,647		10,472,374
Non-controlling portion	46,719	(108,335)		(61,616)

	10,356,446	54,312		10,410,758

(v)

The increase in net income for the year is the result of the different assumptions (use of the implicit rate) were used for the adjustments for the remeasurement of the assets in their review, as detailed above, and including the effects of derecognition of fair value, adjustments of transmission assets of investees and their impact on deferred taxes; and

(vi)	Revision of the actuarial reservers.

4.3.3 - Revision of comparative balances in 2019.

In addition, the 2018 income statement was adjusted to reflect an error from continued to discontinued operations in the amount R$1.2 billion and reclassified the fair value of the RBSE in the amounted R$ 797 million. This error was corrected in the 2019 Financial Statements.

	12/31/2018 (Originally reported)		Adjustments			12/31/2018 (Previously reported)		Adjustments			12/31/2018

Net Operating Revenue		24,975,747		796,558	(b)		25,772,305		442,548	(c)		26,214,853

Operational Expenses		(11,039,284)		1,187,278	(a)		(9,852,006)		-			(9,852,006)

Operating profit before Financial Income		13,936,463		1,983,836			15,920,299		442,548			16,362,847

Financial Result		(578,073)		(796,558	)(b)		(1,374,631)		927,163	(d)		(447,468)

Results of equity method investments		1,384,850					1,384,850		(80,827	)(e)		1,304,023

Profit before Tax and Social Contribution		14,743,240		1,187,278			15,930,518		1,288,884			17,219,402

Deferred income tax and social contribution		657,860		-			657,860		(79,216	)(f)		578,644

Net profit from continuing operations		12,259,522		1,187,278			13,446,800		1,209,668			14,656,468

Profit (loss) from discontinued operations		1,088,055		(1,187,278	)(a)		(99,223)		-			(99,223)

Net Income of the Year		13,347,577		-			13,347,577		1,209,668			14,557,245

Amount attributed to owners of the company		13,262,378		1,204,161			13,262,378		1,204,161			14,466,539
Amount attributed to non-controlling Interests		85,199		5,506			85,199		5,506			90,705

Earning per share

Profit basic per share (ON)	R$	9.62	R$	0.00		R$	9.62	R$	1.08		R$	10.70
Profit basic per share (PN)	R$	10.58	R$	0.00		R$	10.58	R$	0.13		R$	10.71
Profit diluted per share (ON)	R$	9.49	R$	0.03		R$	9.52	R$	0.88		R$	10.40
Profit diluted per share (PN)	R$	10.48	R$	0.00		R$	10.48	R$	0.96		R$	11.44

Continued Operation
Profit basic per share (ON)	R$	8.74	R$	0.86		R$	9.60	R$	1.09		R$	10.69
Profit basic per share (PN)	R$	9.62	R$	0.94		R$	10.56	R$	0.13		R$	10.69
Profit diluted per share (ON)	R$	8.63	R$	0.88		R$	9.51	R$	0.87		R$	10.38
Profit diluted per share (PN)	R$	9.49	R$	0.97		R$	10.46	R$	0.96		R$	11.42

(a)	This reclassification refers to the Fuel Consumption Account (CCC) provision arising from inspections of previous years of the distribution companies, which were classified as assets held for sale. These amounts were recognized in the Income Statement in 2018 as part of the continued operations. In accordance with IFRS 5, as a result of the sale of these assets, we reclassified these provision amounts separately in the income statement as discontinued operations.
(b)	For presentation purposes, the Company reclassified the fair value of the RBSE to financial result, while the amortized cost update portion of the RBSE asset remains in operating revenue. The update portion, classified as operating revenue, is consistent with the Company's business model, to receive cash flows from this asset until maturity and represents the return on invested capital, as compared with investments related to management of cash flow from the transmission assets.
(c)	Different assumptions (use of the implicit rate) were used for the adjustments for the remeasurement of the assets in their review, for further details see note 17, which generated an increase in net operating revenue in the amount of R$ 442,458;
(d)	The effect on net financial income, in the amount of R$ 927,163, is due to the derecognition of the fair value of RBSE’s transmission asset, which previously recognized as a financial asset valued at fair value;
(e)	The reduction in the amount of R$ 80,827 relates to the remeasurement of the transmission assets of the invested Companies; and
(f)	With the effects of the remeasurements, the Subsidiaries recalculated their deferred taxes, with the particularities of rates corresponding to each Subsidiary, generating a reduction in the amount of R$ 79,216.

4.4 - Principal accounting policies

The main accounting policies applied in the preparation of these financial statements are presented in the respective explanatory notes. These policies have been applied consistently in all the years presented, with the exception of the implementation of the new standards, interpretation and guidelines listed below.

4.4.1. - Adoption of new standards and interpretations

The Company did not identify any impacts regarding the application of the changes and new interpretations to the IFRSs issued by the IASB, which are disclosed below:

(a)	Definition of a business (amendment to IFRS 3 - Business combination):

The most relevant changes were: 1) a “business” must include relevant inputs and processes that contribute to the creation of outputs; 2) a fee was made available that assists in the analysis of a company that has acquired a group of assets and not a business; and 3) the definition of outputs will now focus on the ability to generate returns through services provided to customers.

(b)	Definition of materiality (changes to IAS 1 and IAS 8):

This amendment clarifies the definition of “material” and aligns the definition used in the Conceptual Framework and the standards themselves. The changes align the wording of the definition in all IFRS standards and other publications, include some support requirements of IAS 1 in the definition to give it more prominence and make clear the explanation that accompanies the definition of material.

(c)	Impact of the initial adoption of the changes in the Reference Interest Rate Reform - (IFRS 7 and IFRS 9):

This amendment to the standard includes temporary exceptions to current hedge accounting requirements to neutralize the effects of uncertainties caused by the reform of the benchmark interest rate (LIBOR). This change did not have a material impact on the consolidated financial statements.

(d)	Impact of the initial application of the Amendment to IFRS 16 - Rental Concessions Related to COVID-19:

The amendment includes requirements with the objective of making it easier for lessees to account for possible concessions and discounts obtained in lease agreements as a result of COVID-19, such as forgiveness, suspension or even temporary reductions in payments. This change did not impact the company’s financial statements.

4.4.2. - New standards and interpretations not yet in force

As of January 1, 2021, the following pronouncements will be in effect, which the Company has not carried out early adoption and is following the discussions. To date, the Company does not expect significant impacts when adopting these standards.

Revised Standards	Change	Applicable from
IFRS 9, IAS 39, IFRS 7, IFRS 4, IFRS 16	Addition of new disclosure requirements on the effects brought about by the reform of the benchmark interest rate (LIBOR ).	01/01/2021

IAS 37	Specifying what costs a company should include when assessing whether a contract is costly. The costs directly related to the fulfillment of the contract must be considered in the cash flow assumptions.	01/01/2022

IAS 16	Allow revenue and cost recognition of amounts related to the sale of items produced during the asset’s testing phase.	01/01/2022

4.5 - Basis of consolidation and investments in subsidiaries, joint ventures and associates

For the consolidated financial statements, the subsidiaries are fully consolidated from the date on which control is held by the Company and consolidation is interrupted from the date on which the Company ceases to have control.

When necessary, the financial statements of the subsidiaries, jointly controlled and associated companies are adjusted to adapt their accounting policies to those adopted by the Company.

Subsidiaries, jointly controlled companies and associates are substantially domiciled in Brazil.

a) Subsidiaries

Control is determined when the entity is exposed or is entitled to variable returns arising from its involvement with another entity and has the ability to interfere in those returns due to the power it exercises.

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

All transactions, balances, revenues, costs and expenses between the Company’s subsidiaries are eliminated in full in the consolidated financial statements.

	31/12/2020		31/12/2019
	Participation		Participation
	Direct	Indiret	Direct	Indiret
Subsidiaries
Eletronuclear	99.95%	-	99.91%	-
CGT Eletrosul (a)	99.89%	-	99.99%	-
Chesf	99.58%	-	99.58%	-
Furnas	99.56%	-	99.56%	-
Eletronorte	99.66%	-	99.48%	-
Eletropar	83.71%	-	83.71%	-
Chuí IX (b)	-	-	99.99%	-
Hermenegildo I (b)	-	-	99.99%	-
Hermenegildo II (b)	-	-	99.99%	-
Hermenegildo III (b)	-	-	99.99%	-
Santa Vitoria do Palmar (b)	-	-	78.00%	-
Eletrosul (a)	-	-	99.88%	-
Brasil Ventos Energia	-	99.56%	-	99.56%
Transenergia Goiás	-	99.44%	-	99.44%
Amazonas GT (c)	-	99.48%	100.00%	-
Livramento Holding	-	78.00%	-	78.00%
Transmissora Delmiro Gouveia (TDG) (d)	-	-	-	100.00%
Geribatu I	-	-	-	100.00%
Geribatu II	-	-	-	100.00%
Geribatu III	-	-	-	100.00%
Geribatu IV	-	-	-	100.00%
Geribatu V	-	-	-	100.00%
Geribatu VI	-	-	-	100.00%
Geribatu VII	-	-	-	100.00%
Geribatu VIII	-	-	-	100.00%
Geribatu IX	-	-	-	100.00%
Geribatu X	-	-	-	100.00%
Transmissora Sul Brasileira de Energia (TSBE) (e)	-	-	-	99.88%
Chuí Holding (b)	-	-	-	78.00%

Complexo Eólico Pindaí I
Angical 2 Energia	-	99.96%	-	99.96%
Caititu 2 Energia	-	99.96%	-	99.96%
Caititu 3 Energia	-	99.96%	-	99.96%
Carcará Energia	-	99.96%	-	99.96%
Corrupião 3 Energia	-	99.96%	-	99.96%
Teiú 2 Energia	-	99.95%	-	99.95%
Acauã Energia	-	99.93%	-	99.93%
Arapapá Energia	-	99.90%	-	99.90%

Complexo Eólico Pindaí II
Coqueirinho 2 Energia	-	99.98%	-	99.98%
Papagaio Energia	-	99.96%	-	99.96%

Complexo Eólico Pindaí III
Tamanduá Mirim 2 Energia	-	83.01%	-	83.01%

Joint operations (consortiums)
Consórcio Cruzeiro do Sul	-	49.00%	-	49.00%

(a)	In January 2020, Eletrosul was merged into CGTEE. The resulting company was renamed CGT Eletrosul - Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil;

(b)	In November 2020, the transfer of all the shares held by Eletrobras was completed, see note 44.4;

(c)	In March 2020, the shares of Amazonas GT were transferred to Eletronorte, through the settlement of accounts receivable and payable between related parties, thus making Amazonas GT an indirect subsidiary of Eletrobras;

(d)	In May 2020, TDG was incorporated by Chesf; and

(e)	In December 2020, TSBE was merged into CGT Eletrosul.

The subsidiary CGT Eletrosul has a joint operation, resulting from a 49% interest in the Cruzeiro do Sul Consortium, which operates the HPP Governador Jayme Canet Junior, in Telêmaco Borba / Ortigueira (PR), in commercial operation since 2012, for the term of 30 years. CGT Eletrosul (and Eletrobras, in its consolidated statements) is entitled to a proportional participation in the revenues and assumes a proportional share of the expenses of the joint operation.

(b) Investments in associates

Associates are all entities over which the Company has significant influence, and which is not a subsidiary or jointly controlled company.

(c) Jointly-owned subsidiaries

A joint business is one in which two or more parties have joint control established by contract, and can be classified as a joint operation or a jointly controlled venture, depending on the rights and obligations of the parties.

NOTE 5 - ACCOUNTING ESTIMATES AND JUDGMENTS

In applying the accounting policies, the Company’s management must make judgments and prepare estimates regarding the book values of revenues, expenses, assets and liabilities, as well as the disclosures in the explanatory notes.

The estimates and the respective assumptions are based on historical experience and other factors considered relevant. The underlying estimates and assumptions are continually reviewed. The effects arising from the revisions made to the accounting estimates are recognized in the period in which the estimates are revised, if the revision affects only this period, or also in subsequent periods if the revision affects both the present and future periods.

Although these estimates and assumptions are permanently monitored and reviewed by the Management of the Company and its subsidiaries, the materialization of the book value of revenues, expenses, assets and liabilities is inherently uncertain, due to the use of judgment. As a consequence, the Company may suffer effects as a result of imprecision in these estimates and judgments that are substantial in future periods, which may have a material adverse effect on its financial condition, on the results of its activities and / or on its cash flows.

The following are the main assumptions of the accounting estimates evaluated as the most critical by the Management of the Company and its subsidiaries, regarding the future and other main sources of uncertainty used that can lead to significant adjustments in the book values of assets and liabilities in the next exercises:

5.1 - Deferred tax assets and liabilities

Estimates of future taxable income, the basis for the analysis of the realization of net deferred tax assets, are based on annual budgets and the strategic plan, both periodically reviewed and on the history of profitability. However, future taxable income may be higher or lower than the estimates considered by management when defining the need to record or not the amount of the deferred tax asset (Note 14.2).

5.2 - Provision for impairment of long-lived assets

The Company’s management considers assumptions and technical data for the preparation of the asset recovery determination test. In this policy, assumptions are applied, based on historical experience in the management of the asset, set of assets or cash-generating unit, and valuation policy commonly used in the market. Such assumptions may, eventually, not occur in the future, including regarding the estimated economic useful life. Currently, the useful life adopted by the Company is in accordance with the policydetermined by ANEEL, applicable to the assets linked to the concession of the public electricity service, which may vary as a result of the periodic analysis of the economic useful life of assets, in force.

Several uncertain events also make up the assumptions used by the Company, including: future tariffs for the purchase and sale of electricity; date of entry into operation of projects under construction; the growth rate of economic activity in the country; and availability of water resources; in addition to those inherent to the end of the public electricity service concession terms, especially regarding the amount of their reversion at the end of the concession term. At this point, the premise that the indemnity is contractually foreseen was adopted.

5.3 - Provision for demobilization of assets

The Company recognizes a provision for obligations with the deactivation of assets related to its thermonuclear plants. In order to determine the amount of the provision, assumptions and estimates are made in relation to the discount rates, the estimated cost for the decommissioning and removal of all plants from the locations and the expected time of said costs (Note 33). The cost estimate is based on legal, regulatory and environmental requirements for the decommissioning and removal of all plants together as well as the prices of products and services to be used at the end of their useful lives.

5.4 - Actuarial obligations

The actuarial obligations recorded are determined by actuarial calculations prepared by independent actuaries based on the participant’s life expectancy, average retirement age and inflation. However, the actual future results of the benefits may differ from those existing and recorded in the accounts (Note 31).

5.5 – Provisions and contingent liabilities

Provisions for labor, tax and civil risks are recognized when there are present obligations (legal or assumed) resulting from past events, the settlement of which is probable and it is possible to estimate the amounts reliably, based on the assessment of Management and legal counsel internal and external. The provisioned amounts are recorded based on the estimated cost of the outcomes of said contingencies. Contingent risks with the expectation of possible loss are disclosed by Management, and no provision has been made. This assessment is supported by Management’s judgment, together with its legal advisors, considering the jurisprudence, decisions in initial and higher courts, the history of any agreements and decisions, the experience of management and legal advisors, as well as other applicable aspects. (Note 32). The provision for compulsory loans involves significant judgement related to: (i) difference in the base value resulting from the monetary restatement criteria, (ii) compensatory interest; and (iii) application of default interest (substantially the SELIC rate).

5.6 - Estimated Credit Loss - ECL

The Company adopted the simplified approach and calculates the expected loss, based on the expectation of default risk that occurs over the useful life of the financial instrument in accordance with IFRS 9, which established a calculation matrix based on the expected loss rates of the counterparties.

A defaulting financial asset is considered when: (i) it is improbable that the creditor will fully pay its credit obligations to the Company without resorting to actions such as collateral (if any); or (ii) the financial asset has expired in accordance with current rules.

5.7 - Valuation of financial instruments

The Company’s management uses valuation techniques that include information that is not based on observable market data to estimate the fair value of certain types of financial instruments, such as expected future contractual flows, payment terms for these flows and discount rates. Note 40 presents information on the main assumptions used in determining the fair value of financial instruments, as well as the sensitivity analysis of these assumptions. The Management of the Company and its subsidiaries believes that the selected valuation techniques and the assumptions used are adequate for determining the fair value of financial instruments.

5.8 - Onerous contracts

The Company and its subsidiaries use assumptions related to the economic costs and benefits of each contract to determine whether or not an onerous contract exists. In the case of long-term commitments such as the purchase and sale of energy, one of the critical estimates in determining the amount of provision for the future sale of the contract is the Price of Settlement of Differences (PLD) considered in the cash flows, with the Company based on the historical average PLD approved by the Company’s Management as a premise for calculating the provision for the onerous contract, as well as the discount rate used for cash flows. The actual values of the PLD and / or the elements considered within the discount rate over the years may be higher or lower than the assumptions used by the Company. In addition, the Company assesses whether there are onerous contracts in concessions where the current expected cost for operation and maintenance is not fully covered by revenues (Note 30).

5.9 - Valuation of contractual transmission assets

The Company’s transmission assets are treated under the scope of IFRS 15 and classified as contract assets. All transmission concessions of the Company and its subsidiaries are classified according to the contractual asset model, according to IFRS 15. The contractual asset originates to the extent that the concessionaire satisfies the obligation to build and implement the transmission infrastructure, the revenue being recognized over the project time, however the receipt of cash flow is conditioned to the satisfaction of the performance obligation of operation and maintenance. Monthly, as the Company operates and maintains the infrastructure, the portion of the Contractual asset equivalent to the consideration of that month for the satisfaction of the performance obligation to build becomes a financial asset, since nothing more than the passage of time will be required for that amount is received.

The value of the contractual assets of the Company and its subsidiaries is formed substantially through the present value of its future cash flows. The future cash flow is estimated at the beginning of the concession, or on its extension and are revisited at each Periodic Tariff Review (RTP).

The Company’s management used the following main assumptions to evaluate the contractual transmission assets:

•	The RAP stipulated in the concession contract (Bid auction or renewal of the concession);

•	Forecasted investment curve attached to the concession contract, depreciation rate considered in the concession contract;

•	Implicit rate of return of the contract obtained after pricing the margins by the expected RAP flow at the time of renewal or contractual conclusion in comparison with the expected or realized investment flow;

•	Margin allocation based on Eletrobras Weighted Average Cost of Capital (WACC) with increased risk per operation and construction component;

•	Inclusion of the Variable Portion (PV) as a risk criterion based on the established history.

5.10 - Estimated incremental leasing rate

Current leases do not have their implicit interest rate readily identifiable, which is why the Company considers the incremental rate on loans to measure lease liabilities. The incremental rate is the interest rate that the Company would have to pay when taking out loans, for a similar term, to obtain the necessary resources for the acquisition of assets with values similar to the right-of-use asset in a similar economic environment. The Company obtains specific fees that cover the remaining term of each contract. As it is not possible to determine the interest rate implicit in the lease, the Company estimates the cost of financing the lessee to determine the discount rate for the leases.

5.11 - Determination of the useful life of the assets

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

Assets held through finance leases are depreciated over their expected useful lives in the same way as their own assets or for a shorter period, if applicable, according to the terms of the lease agreement in question.

5.12 - Determination of control

In some circumstances, judgment is required to determine whether, after considering all relevant factors, the Company has control, joint control or significant influence over an entity. Significant influence includes situations of collective control.

NOTE 6 – CASH AND CASH EQUIVALENTS

	12/31/2020	12/31/2019
Cash and Banks	124,139	183,917
Financial Investments (a)	162,468	151,390
Total	286,607	335,307

a) Financial investments are of immediate liquidity, substantially with CDI / SELIC remuneration. The balances considered as cash equivalents are short-term investments, of immediate liquidity, readily convertible into a known amount of cash, subject to an insignificant risk of change in value and maintained for the purpose of meeting short-term cash commitments and the Company’s cash management. No public security is classified as cash and cash equivalents.

Accounting policy

Cash and cash equivalents include cash, bank deposits, other highly liquid short-term investments with original maturities of up to three months and with an insignificant risk of change in value.

NOTE 7 – RESTRICTED CASH

	12/31/2020	12/31/2019
Marketing - Itaipu	1,314,234	1,356,513
Marketing - PROINFA	1,471,908	1,553,049
PROCEL	495,260	188,004
Collateral Account - SPEs	100,000	100,000
Resources of RGR	30,890	29,970
Itaipu Agreement (a)	161,070	-
Total	3,573,362	3,227,536

(a)	In December 2020, a technical and financial cooperation agreement was signed between Furnas and Itaipu Binacional, whose object is the revitalization of Furnas’ direct current system dedicated to the Itaipu Hydroelectric Plant.

The Company and its subsidiaries invest their restricted cash resources in non-market funds backed by government bonds, following Resolution No. 3.284 of the Central Bank of Brazil.

Accounting policy

Restricted cash is made up of funds raised by the respective funds that are used exclusively to comply with its regulatory provisions, measured at fair value, and are not available to the Company.

NOTE 8 – MARKETABLE SECURITIES

Resolution No. 3.284 of the Banco Central do Brasil, establishes that the applications of cash from public companies and mixed capital companies, members of the Indirect Federal Administration, can only be made in extra-market investment funds managed by Caixa Econômica Federal (CEF) and by Banco do Brasil SA Therefore, the Company and its subsidiaries invest their resources in extra-market funds backed by substantially long-term government bonds, the use of which includes both the corporate investment program in the short term and the maintenance of the Company’s operating cash.

The details of the bonds and securities, in the funds to which the Company invests its resources, are as follows:

Titles	12/31/2020	12/31/2019
Current
LTN (Letra do Tesouro Nacional) *	8,697,929	6,153,559
NTN-F (Nota do Tesouro Nacional) *	1,727,775	504,418
LFT (Letra Financeira do Tesouro) *	100,928	172,670
Fixed Income Securities *	1,995,010	1,508,272
Buyback Transactions	641,878	1,841,299
Other	506,538	155,477
Restricted Securities
Southeast and Midwest Energy Fund (a)	253,731	-
Northeast Energy Fund (b)	115,569	90,675
	14,039,358	10,426,370
Non-current
Participation Certificates (c)	320,299	372,841
Other	2,937	34,230
	323,236	407,071

Total	14,362,594	10,833,441

* Securities with a prefixed index.

a) Southeast and Midwest Energy Fund (FESC)

Sectorial fund, created by MP No. 677/2015, converted into Law No. 13.182, of November 3, 2015, with the objective of providing resources to supply electro-intensive companies in the Midwest and Southeast, FESC allows Furnas to negotiate electric energy at competitive prices with the ferroalloy, silicon metallic, or magnesium industries, with increased investments in electric energy, especially in the Southeast and Midwest regions. Furnas will use the resources of this fund for the acquisition / formation of these SPEs and its shareholding may be up to 49% of the equity of these companies.

b) Northeast Energy Fund (FEN)

Sectorial fund, created by MP No. 677/2015, converted into Law No. 13.182, of November 3, 2015. The resources reverted to the fund are calculated by the difference between the price paid by large consumers to Chesf and the cost of generating energy, under the terms of the legislation, in order to provide resources for the implementation of electric energy projects in the Northeast Region of Brazil, through SPEs. Chesf will use the resources of this fund for the acquisition / formation of these SPEs and its shareholding may be up to 49% of the equity of these companies.

c) Participation Certificates

Securities acquired as a result of the restructuring of the Company’s investment in the subsidiary INVESTCO SA These assets guarantee annual returns equivalent to 10% of the profits of the companies Lajeado Energia, Paulista Lajeado and CEB Lajeado, paid together with the dividends, and will be redeemed at the maturity scheduled for October 2032, upon conversion into preferred shares of the said share capital companies. These securities are adjusted to present value.

Accounting policy

They are initially measured at fair value and, subsequently, measured at fair value through profit or loss because they are substantially investments in Brazilian federal public securities, except for the participation certicates that are measured by the amortized cost.

NOTE 9 – DECOMMISSIONING FUND

The decommissioning of nuclear power plants is a set of measures taken to safely remove a nuclear installation from service, reducing residual radioactivity to levels that allow the site to be released for restricted or unrestricted use. In order to allow for the inclusion of costs to be incurred with the decommissioning of the Angra 1 and 2 plants, an obligation to demobilize assets was recorded in the accounts, based on technical studies prepared by the Company, as per Note 33.

Annually, Eletrobras establishes the amount to be paid to the financial fund for the decommissioning of the Angra 1 and Angra 2 plants, considering as a calculation basis, the portion considered by ANEEL, in the fixed revenue of the abovementioned plants. For the fiscal year 2020, the amount deposited was the amount of R$ 184,960.

The abovementioned fund is maintained with Banco do Brasil, through a long-term extra-market investment fund, exclusive to accumulate the funds destined to defray decommissioning activities. The ownership of this fund belongs to Eletrobras, as determined by the National Energy Policy Council (CNPE).

Below, we show the portfolio details of the abovementioned fund:

	12/31/2020	12/31/2019
Public Securities	1,593,736	1,147,563
Buyback Transactions	165,359	81,678
U.S. Dollar Futures	(5,303)	(6,869)
Other	35	21
Total	1,753,827	1,222,393

In the year ended December 31, 2020, the decommissioning fund presented a financial increase of R$ 405,281 (R$ 119,006 for the year ended December 31, 2019), due to the decommissioning of the Financial Fund portfolio containing a public bond linked to the variation of the US dollar currency.

Accounting policy

The decommissioning fund is a financial asset measured at fair value through profit or loss, in which financial gains and losses are recognized in the financial result item, in view of the portfolio of the Banco do Brasil Financial Fund for decommissioning containing public bonds linked to the variation of the US dollar currency. Monthly, the financial income incurred during the year is subject to due taxation of income tax at source.

NOTE 10 – ACCOUNTS RECEIVABLE, NET

	12/31/2020					12/31/2019
	Expiring	Up to 90 days past due	More than 90 days past due	Renegotiated Credits	Total	Total
Current
Energy Provisioning/Supply (a)	2,189,738	245,509	753,516	129,173	3,317,936	3,081,032
Short Term Electric Power - CCEE (b)	1,697,675	71,144	103,442	-	1,872,261	1,268,125
Use of the Electric Network (c)	771,074	22,893	50,620	-	844,587	891,364
Connection/Availability for Transmission System	448,504	59,645	157,240	92,578	757,967	449,135
PROINFA	336,692	-	-	-	336,692	453,528
Installment	-	3,650	108,562	-	112,212	-
(-) ECL (d)	(192,491)	(154,115)	(798,651)	(124,742)	(1,269,999)	(861,852)
	5,251,192	248,726	374,729	97,009	5,971,657	5,281,333
Non-current
Energy Provisioning/Supply (a)	312	-	9,548	2,119,342	2,129,202	1,053,663
Short Term Electric Power - CCEE (b)	-	-	293,560	-	293,560	293,560
Use of the Electric Network (c)	-	-	4,348	-	4,348	4,348
(-) ECL (d)	-	-	(307,456)	(1,057,755)	(1,365,211)	(1,066,220)
	312	-	-	1,061,587	1,061,899	285,351

Total	5,251,504	248,726	374,729	1,158,596	7,033,556	5,566,684

a) Energy Provisioning/Supply

Credits receivable from the sale of energy in the Regulated Contracting Environment (ACR) and the Free Contracting Environment.

The amount recognized in Energy Provisioning/Supply, in the long term balance, refers to the renegotiation of the debt with Amazonas Energia, through the signing of two Debt Confession Terms: i) Private Debt Confession Instrument (ICD PIE´s), in the amount of R$841,178, referring to the bilateral contract (CCVE’s) of the PIE’s of the Capital, celebrated in October 2020; ii) Private Instrument of Debt Confession, in the amount of R$372,262, referring to the Balbina CCVE, executed in December 2020. Short-term Electric Energy - CCEE

b) Short-term Electricity - CCEE

Credits receivable arising from the settlement of the differences between the amounts of electricity contracted and the amounts of generation or consumption actually verified and attributed to the respective agents of the CCEE.

c) Use of Power Grid

Credits receivable arising from the use of the transmission network by users connected to the network.

d) Estimated Credit Loss - ECL

The subsidiaries establish and maintain provisions based on the analysis of the amounts in the accounts receivable past due and due, analyzing the history of losses and the Company’s expectation in relation to expected losses on credits, the amount of which is considered by Management as sufficient to cover any expected losses on the realization of these assets to mature and mature.

The changes in the provision for the years ended December 31, 2020, 2019 and 2018 are as follows:

	12/31/2020	12/31/2019	12/31/2018
Opening balance	1,928,072	1,701,729	1,688,795
(+) Initial Adoption IFRS 9	-	-	79,823
(+) Constitution	994,167	290,736	1,776,727
(-) Reversion	(189,302)	(22,801)	(602,444)
(-) Write-off	(97,728)	(41,592)	(178,213)
(-) Classification - Kept for Sale	-	-	(1,062,959)
Final balance	2,635,209	1,928,072	1,701,729

The amount of ECL constitutions in the year 2020 is mainly due to the default of the CCVE contracts of HPP Balbina and the PIE´s of the Capital, in the approximate amount of R$ 545 million.

The constitution and reversal of the provision was recorded in the income statement for the year as Operating Provisions (see note 38).

Accounting policy

Accounts receivable from customers are accounted for on an accrual basis, and are initially recognized at fair value and subsequently measured at amortized cost less the allowance for doubtful accounts. The amounts are written off from the provision and recognized as adefinitive loss when there is no longer an expectation of recovering funds.

Accounts receivable are normally settled in a period of up to 45 days, which is why the book values represent substantially the fair values on the accounting closing dates.

The Company adopted the simplified approach to calculate the expected credit loss, as mentioned in note 5.6.

NOTE 11 – FINANCING AND LOANS

	Average Rate
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Itaipu	6.93	7.04	4,200,471	5,843,724
CEAL	3.45	7.28	1,505,962	1,564,724
Eletropaulo	3.75	6.96	1,008,052	1,314,107
Amazonas Energia (a)	5.78	7.38	3,998,324	3,949,748
CEPISA	2.50	5.42	571,127	746,427
Boa Vista	2.22	5.49	147,764	160,309
RGR Transfer (b)	-	5.00	-	1,101,161
Others	-	-	248,201	229,259
(-) ECL	-	-	(755,002)	(632,643)
Total			10,924,899	14,276,816

Principal			4,696,162	3,257,464
Charges			52,499	215,929
Current			4,748,661	3,473,393

Non-current			6,176,238	10,803,423
Total			10,924,899	14,276,816

Financing and loans granted are made with the Company’s own resources and external resources raised through international development agencies, financial institutions and resulting from the launch of securities in the national and international financial market.

All financing and loans granted are supported by formal contracts signed with the borrowers. As for the amount, approximately 77% of receivables are expected to be amortized over the next five years, mostly in monthly installments, with the average interest rate being weighted by the portfolio balance of 5.55% per year.

The Company is the creditor of a loan with Itaipu with an exchange adjustment clause that represents 36% of the total consolidated portfolio (41% on December 31, 2019). The other financings and loans are expected to be updated based on the IGP-M and IPCA indexes.

a)	Debt Renegotiation - Amazonas Energia

On December 18, 2020, the debt renegotiation of Amazonas Energia was approved, with Eletrobras, in the total amount of R$ 4,033,855 (R$ 3,998,324 at December 31, 2020). The debt represents the receivables that did remain with Eletrobras after the process of disposal of the Amazonas Energia. As a guarantee of the debt, Amazonas Energia will initially assign the recoverable fixed assets in progress (AIC) to Eletrobras, in the total amount of R$ 723,129, within the limit of the annual debt payment flow.

The amount of this guarantee is sufficient to cover the financial flow of the contract until the end of the grace period, considering the interest due until November 2021. With the beginning of the amortizations, the value of the AIC portion ceases to cover the total value of the portion, requiring an additional guarantee, to be offered by Amazonas Energia in December 2021, to cover the total amount of the remaining balance until March, February 2024.

After the end of the receipt of the AIC, scheduled to occur in March 2024, Amazonas Energia is obliged to present a new guarantee to cover the total amount of the remaining balance due, or, alternatively, a guarantee on the value of the installments due in the subsequent 12 months, which would need to be renewed each year, until all contracts are settled in May 2030.

b)	Transfers from the Global Reversion Reserve - RGR

In addition to the abovementioned financing, Eletrobras, until April 30, 2017, was responsible for the management of RGR, a sectorial fund, having been responsible for granting financing, with the use of these resources, for the implementation of various sectoral programs. As of May 2017, with the enactment of Law 13.360 / 2016, CCEE took over this activity. However, there are still financing carried out before this date, due by third parties, managed by Eletrobras.

According to Decree 9.022 / 2017, which regulates the abovementioned law, Eletrobras is not the guarantor of these operations taken by third parties, however, it is responsible for the contractual management of financing contracts with resources of RGR signed until November 2016, which shall be transferred to the RGR, within a period of up to five days, counted from the date of the effective payment by the debtor agent.

In December 2020, the Company’s Management concluded that the amounts receivable from loans and financing granted with RGR funds to third parties no longer meet the definition of an asset since the Company no longer has control over these receivables and, for this reason, have been derecognised. In an ongoing act, the amounts transferred from RGR funds under the responsibility of third parties, and have a counterpart in the assets, were also derecognized because the Company no longer has a present obligation for the totality of the obligation, acting only as a repayment agent and such resources are not required. Eletrobras as long as the debtor agent does not make the payment.

RGR Transfer	12/31/2020	12/31/2019
Amazonas D	-	97,931
Global	-	180,647
CELPA	-	685,072
Others	-	137,511
		1,101,161
Liabilities
RGR CCEE	-	1,101,161

11.1 – Estimated Credit Loss - ECL Loans receivable

The changes in the provision for financing and loans granted by the Company for the years ended December 31, 2020, 2019 and 2018 are as follows:

	12/31/2020	12/31/2019	12/31/2018
Opening balance	632,643	307,655	268,920
(+) Complement	335,762	894,870	407,734
(-) Reversals	(213,403)	(569,882)	(369,000)
Final balance	755,002	632,643	307,655

Such provision volume is considered sufficient by the Company’s management to cover expected losses on these assets, based on an analysis of the portfolio’s behavior.

Accounting Policy

Loans receivable are financial assets initially recognized at fair value, subsequently measured at amortized cost, with fixed or determinable payments and an average interest rate, weighted by the balance of the portfolio, of 5.55% per year. The book value of these loans and financing receivable is reduced by an account reducing the expected credit loss for doubtful accounts. The Company adopted an individual analysis to calculate the expected credit loss. The constitution and reversal of the ECL is recorded in the income for the year as Operating Provisions.

NOTE 12 – DIVIDENDS RECEIVABLES

The amounts presented refer to dividends and interest on equity receivable, net of withholding income tax, when applicable, resulting from permanent investments maintained by the Company.

	12/31/2020	12/31/2019
Affiliates
CTEEP	198,359	32,928
Lajeado Energia	100,280	23,975
EMAE	95,639	11,175
Manaus Construtora	23,298	9,178
Belo Monte Transmissora	34,121	13,810
Paulista Lajeado	15,202	16,221
Transenergia São Paulo	14,760	17,271
Energética Águas da Pedra	14,034	6,675
Enerpeixe	11,653	12,236
CEB Lajeado	12,147	18,707
Goiás Transmissão	8,146	11,668
Paranaíba Transmissora de	6,163	5,985
MGE Transmissão	5,616	5,616
TSLE	4,153	8,065
Retiro Baixo Energético	3,858	6,357
CEEE-GT	-	30,040
Chapecoense	-	29,090
Transenergia Renovável	520	4,492
Other	127,561	36,410
	675,510	299,899

Accounting policy

This group of accounts is used to account for credits referring to dividends and interest on equity, arising from investments in accordance with note 19. Dividends are recognized in the financial statements when they are actually distributed or when their distribution is approved by the shareholders, whichever comes first.

NOTE 13 – RECOVERABLE TAXES

	12/31/2020	12/31/2019
Current assets
IRRF	729,591	1,083,278
PIS/COFINS recoverable	38,571	203,541
ICMS recoverable	6,540	128,329
Other	59,258	59,514
	833,960	1,474,662
Non-current assets
ICMS recoverable	39,694	38,231
PIS/COFINS recoverable	180,903	178,655
IR/CS	186,791	154,389
Other	22,657	49,095
	430,045	420,370

NOTE 14 – INCOME TAX AND SOCIAL CONTRIBUTION

14.1 - Current income tax and social contribution

	12/31/2020	12/31/2019
Current assets
Advances/IRPJ and CSLL Negative Balance	1,292,750	2,382,899

Current liabilities
Current Income Tax	232,716	1,693,623
Current Social Contribution	86,719	839,109
	319,435	2,532,732

14.2 - Deferred income and social contribution taxes

	12/31/2020	12/31/2019 (*)
Non-current assets
Deferred IRPJ and CSLL	2,068,894	647,903

Non-current liabilities
Deferred IRPJ and CSLL	3,705,055	4,193,607

(*)The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3

14.3 - Composition of deferred income tax and social contribution

	Deferred taxes by subsidiaries
	12/31/2020			12/31/2019 (*)
			Net asset			Net asset
	Assets	Liabilities	(liability) effect	Assets	Liabilities	(liability) effect
Deferred assets
Eletronorte	2,000,596	(1,718,093)	282,503	2,231,396	(1,596,808)	634,588
CGT Eletrosul (a)	2,853,789	(1,213,385)	1,640,404	-	-	-
Amazonas GT	-	-	-	13,315	-	13,315
Chesf	1,848,014	(1,702,027)	145,987	-	-	-
Total	6,702,399	(4,633,505)	2,068,894	2,244,711	(1,596,808)	647,903

Deferred liabilities
CGT Eletrosul (a)			-	-	-	-
Eletrosul (a)	-	-	-	546,089	(946,288)	(400,199)
Eletrobras	-	(650,523)	(650,523)	-	(628,904)	(628,904)
Furnas	2,159,704	(5,203,825)	(3,044,121)	2,541,558	(5,281,874)	(2,740,316)
Chesf	-	-	-	1,258,550	(1,670,892)	(412,342)
Eletropar	-	(10,411)	(10,411)	-	(11,846)	(11,846)
Eletronuclear	827,493	(827,493)	-	777,235	(777,235)	-
Total	2,987,197	(6,692,252)	(3,705,055)	5,123,432	(9,317,039)	(4,193,607)

TOTAL	9,689,596	(11,325,757)		7,368,143	(10,913,847)

(*)The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3

(a) Eletrosul was incorporated by CGT Eletrosul (new name of CGTEE) in 2020.

In view of the incorporation of Eletrosul by CGT Eletrosul, the management of the subsidiary CGT Eletrosul carried out the studies for the recognition of the tax credit. Based on the completion of the corporate reorganization, on Eletrosul’s history of taxable profit and on the studies carried out that took into account the companies in the current corporate configuration, in the year 2020, the subsidiary CGT Eletrosul met the necessary requirements, according to the current rules, for the purpose of recognizing deferred tax credits arising from accumulated tax losses and negative social contribution bases. Such amounts totaled credit recognized in the amount of R$ 1,548,950.

	12/31/2020	12/31/2019 (*)
Deferred tax assets
Tax Credits without Tax Loss and Negative Basis	2,182,759	743,924
Operating Provisions	2,642,799	2,693,087
Adjustment of Law 11,638/2007 - RTT (IFRS)	657,891	521,867
Provision for Contingencies	2,176,195	1,530,541
Allowance for expected credit losses	1,238,181	1,052,746
Provision for investment losses	161,127	219,173
GAG Improvement	63,242	32,194
Other	567,402	574,611
Total Assets	9,689,596	7,368,143

Deferred tax liabilities
Contract asset	8,822,661	7,949,438
Tax Debt	-	546,444
FVTOCI Financial Instruments	650,523	638,821
Accelerated depreciation	247,127	225,806
NPV adjustment on Asset Decommissioning	789,109	742,720
Other	816,337	810,618
Total Liabilities	11,325,757	10,913,847

Net deferred tax liabilities	1,636,161	3,545,704

(*)The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3

The amounts recognized in the financial statements are the result of our best estimate of future taxable profits, the base of the amount recorded being formed by the temporary differences, tax losses and negative basis of social contribution of each entity.

The Companies below have deferred taxes (net) derived from temporary differences, tax losses and negative basis of social contribution, whose expected realization for a future year is as follows:

	Eletrobras	CGT Eletrosul	Furnas	Chesf	Eletropar	Eletronorte	Total
2021	(216,841)	323,289	(210,984)	66,410	(5,206)	261,335	218,003
2022	(216,841)	227,004	(591,906)	47,179	(5,205)	312,425	(227,344)
2023	(216,841)	230,263	(634,202)	33,459	-	337,381	(249,940)
2024	-	164,418	(692,055)	33,453	-	231,082	(263,102)
2025	-	82,864	(692,055)	33,453	-	88,248	(487,490)
After 2025	-	612,566	(222,919)	(67,967)	-	(947,968)	(626,288)
TOTAL	(650,523)	1,640,404	(3,044,121)	145,987	(10,411)	282,503	(1,636,161)

Additionally, the Eletrobras Holding, Eletronuclear and Amazonas GT loans do not have a prospect of future taxable income and, therefore, deferred tax credits from tax losses and negative social contribution base not recorded in the financial statements add up to the amount of R$ 2,926,448 on December 31, 2020 (R$ 2,771,985 on December 31, 2019).

14.4 Reconciliation of income tax and social contribution expenses

	12/31/2020	12/31/2019 (*)	12/31/2018 (*)
Earnings before Corporate Income Taxe and Social Contributions	6,952,646	7,217,786	17,287,121

Total Corporate Income Taxe and Social Contribution calculates at a rate of 25% and 9%, respectively	(2,363,899)	(2,454,047)	(5,854,596)

Effects of additions and exclusions:
Unrecognized/written of deferred taxes (a)	(2,541,696)	(1,375,867)	(1,520,949)
Provisions	826,380	(317,789)	2,265,469
Tax loss offset/Negative Basis	1,698,017	318,069	647,924
Establishment of tax credits	11,682	2,779,896	589,657
Effect of periodic tariff review	226,572	337,300	547,548
Tax Incentives (b)	924,200	661,724	435,279
Revenue from dividend	456,147	480,847	21,858
Equity method investments	568,107	387,849	463,912
Exchange variation	169,228	594,777	(274,284)
Grants	(17,889)	(14,454)	(2,887)
Other additions and exclusions	(522,182)	(767,646)	118,134
Total Corporate Income Taxe and Social Contributions expenses	(565,333)	630,659	(2,562,935)
Effective rate	8.13%	9.05%	14.83%

(*)The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3

a)	Deferred taxes not recognized / written off

They are composed of temporary differences, tax loss and negative CSLL base calculated in the year, whose tax benefits were not recognized due to the lack of projection of future taxable profits.

b)	Tax incentives

MP No. 2.199 / 14 of August 24, 2001, as amended by Law No. 11.196 of November 21, 2005, enables companies located in the regions where the Northeast Development Superintendence (SUDENE) and the Amazon Development Superintendency (SUDAM) operate, which own projects in the infrastructure sector, considered by the Executive Branch, one of the priority sectors for regional development, to reduce the amount of income tax due for investment in installation, expansion, modernization or diversification projects.

In this context, SUDENE and SUDAM, through constitutive reports, recognized the right to a 75% reduction in income tax and non-refundable additions, calculated on the profit from exploration in the generation and transmission of electricity, whose The amount of benefit calculated up to December 31, 2020 was R$ 669,204 (R$ 626,395, on December 31, 2019 and R$ 445,404 on December 31, 2018).

14.5 - Income tax and social contribution recognized in other comprehensive income

	12/31/2020	12/31/2019 (*)	12/31/2018
Adjust of actuarial gains and losses	161,210	964,837	-
Remeasurement of financial instruments fair value through OCI	(20,417)	(201,704)	(28,466)
Participation in the comprehensive income of subsidiaries, affiliates and shared control companies	-	-	(9,158)
Total income tax and social contribution recognized in other comprehensive income	(140,793)	763,133	(37,624)

(*)The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3

Accounting Policy

Income tax and social contribution expenses for the year comprise current and deferred taxes. Income taxes are recognized in the income statement, except to the extent that they are related to items recognized directly in equity or in comprehensive income. In this case, the tax is also recognized in equity or in comprehensive income.

The current and deferred Income Tax and Social Contribution charges calculated based on the rates of 15%, plus a 10% Corporate Income Taxe surcharge on taxable income for income tax and 9% on taxable income for social contribution on net income, considering the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income for the year.

Deferred income tax and social contribution are recognized using the liability method on temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax and social contribution are not accounted for if they result from the initial recognition of an asset or liability in an operation that is not a business combination, which, at the time of the transaction, does not affect the accounting result, nor taxable profit (tax loss).

Deferred income tax and social contribution assets are recognized only to the extent that it is probable that future taxable income will be available and against which temporary differences can be used.

Deferred income taxes are recognition of temporary differences arising from investments in subsidiaries, except when the timing of the reversal of temporary differences is controlled by the Company, and as long as it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred income tax assets and liabilities are shown net in the balance sheet, when there is a legal right and the intention to offset them when calculating current taxes, generally related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries, in general, are presented separately, and not by net.

NOTE 15 – REIMBURSEMENT RIGHTS AND OBLIGATIONS

	12/31/2020	12/31/2019
Current assets
CCC (a)	4,684	48,458
Non-current assets
CCC (a)	7,046,002	9,096,614
CCC – ECL Allowance (b)	(1,462,555)	(3,681,067)
	5,583,447	5,415,547

Total reimbursement rights	5,588,131	5,464,005

Current liabilities
Deviation from Angra 2 (c)	244,852	-
PROINFA (d)	1,373,656	1,796,753
	1,618,508	1,796,753
Non-current liabilities
Deviation from Angra 2 (c)	22,259	-
Total repayment obligation	1,640,767	1,796,753

a)	Fuel Consumption Account (CCC): Credits that represent the right to reimbursement of the Fuel Consumption Account, related to the costs of generating electricity in isolated systems, including costs related to the contracting of energy and power associated with own generation to serve the public electricity service, the charges and taxes of the electric sector and, also, the investments made. The Company records provisions on CCC reimbursement rights based on the expectation of receipt, considering the criteria for assessing the assurance inspections carried out by ANEEL. The Company awaits ANEEL’s definition of how to pay these funds, which will be received through sector funds. The Company expects to have a definition regarding the reimbursement as soon as all stages of formal compliance with the regulator have been completed and expects the definition on the subject in 2021.

b)	CCC - ECL Provision: Based on the results of the inspections carried out by ANEEL, the Company made a definitive write-off in the amount of R$ 2,282,037 related to CCC assets that were provisioned, with no impact on profit for the year ended December 31, 2020 (such amounts were already with a provision).This is the main reason for the variance in the non current assets and the allowance.

c)	Deviation from Angra 2: The negative variation of R$ 267,111, recorded in December 2020, is due to the fact that the energy supplied throughout 2020 was less than the guaranteed energy for the period, since the maintenance stoppage time of the Usina de Angra 2 was superior to that scheduled for the year. This amount of energy delivered to less than 2020 will be subject to reimbursement to all quota distributors, in duodecimal installments, from February 2021.

d)	PROINFA: electric energy trading operations under PROINFA generated a negative net balance of R$ 423,097 for the year ended December 31, 2020 (positive R$ 546,134 for the year ended December 31, 2019), with no effect on net income for the year of the Company, this amount being included in the item Reimbursement Obligations.

Accounting policy

The reimbursement rights and obligations are measured at amortized cost, and the interest and monetary variations on the amounts recognized as reimbursement rights and obligations are recorded in the financial result item, appropriated in accordance with the competition. The expected loss for doubtful loans is recognized when the overdue credit is deemed difficult to receive, provided that all legal remedies that the Company can use have been exhausted.

NOTE 16 – NUCLEAR FUEL INVENTORY

The composition of the nuclear fuel stock destined for the operation of NPP Angra 1 and NPP Angra 2 is shown below:

	12/31/2020	12/31/2019
Current
Elements ready	428,340	538,827
	428,340	538,827
Non-current
Elements ready	657,083	251,811
Uranium concentrate	220,135	204,116
In progress - nuclear fuel	387,562	384,623
	1,264,780	840,550

TOTAL	1,693,120	1,379,377

a)        Nuclear fuel formation

In the initial stage, uranium ore and the services necessary for its manufacture are acquired, and classified in non-current assets, in the uranium concentrate and service in progress accounts - nuclear fuel, respectively. After the manufacturing process is completed, there is the element of nuclear fuel ready (Elements ready), whose value is classified in two accounting groups: in the current assets, the portion related to the consumption forecast for the next 12 months is recorded and, in non-current, the remaining portion.

b)        Angra 2 stop

On June 22, 2020, a stop for maintenance and refueling of nuclear fuel was started at the Angra 2 Plant. During the inspections carried out at this stop, unexpected surface oxidation was detected in the fuel elements loaded in the last operating cycle, an unexpected surface oxidation in the coating of the tubes containing the enriched uranium tablets, which will require rigorous inspection tests to assess this event. It is worth mentioning that this incident, at no time, compromised the safety and performance of Usina Angra 2, which operated continuously for 13 months.

In order to make the operation of the Angra 2 Plant feasible in the shortest possible time and following all safety protocols, Eletronuclear replaced all 52 fuel elements, which will still be inspected, for the next operation cycle.

Accounting policy

Composed of the uranium concentrate in stock, the corresponding services and the nuclear fuel elements used in the thermonuclear plants Angra I and Angra II, which are recorded at acquisition cost.

NOTE 17 – CONTRACTUAL TRANSMISSION ASSETS

The transmission concessions of the Company and its subsidiaries are classified according to the contractual asset model, according to IFRS 15 considering the performance obligation to construct, operate and maintain the transmissionlines.

The contractual asset originates to the extent that the concessionaire satisfies the obligation to build and implement the transmission infrastructure, the revenue being recognized over the project time, however the receipt of cash flow is conditioned to the satisfaction of the performance obligation of operation and maintenance.

With the concepts and principles brought by IFRS 15, there was a need to identify the performance obligations provided for in the Electricity Transmission concession contracts, the allocation of the transaction price portion to the referred performance obligations (and, consequently, the allocation of the respective margins), among other procedures, within the system of revenue recognition with customers provided for by the standard. Electricity transmission concession contracts have two clearly identified performance obligations, namely: (i) construction and (ii) Operation and Maintenance - O&M.

The use of different assumptions, in accordance with CVM / SNC / SEP 04/2020 Circular Letter, based on different policys in the market can significantly modify the value of the asset measured by the Company. In 2020, management made retrospective adjustments to the measurement of the contract assets and taxes involved, which substantially included changes in the rate of interest on contracts and the reclassification of assets related to RBSE assets from financial assets to contract assets. These changes result from a change in accounting policy and were made in connection with the application of Official CVM / SNC / SEP 04/2020. The aforementioned Circular Letter does no conflict with IFRS 15 but provided further guidance in order to standardize the accounting treatment of transmission in Brazil due to its specific complexities related to the local regulatory environment and some diversity in practice. The main changes that affected the Company were related to the reclassification of the transmission assets related to the Existing Basic System Network (RBSE), until then classified as financial assets to contract assets under the terms of IFRS 15. Therefore the fair value adjustments related to such assets were no longer applied.

The value of the contractual asset is formed by means of the present value of its estimated future cash flows at the beginning of the concession, or in its extension and is defined based on the RAP, which is the consideration that the concessionaires receive for the provision of the public service of transmission to users. The receipt of the RAP takes into consideration the construction of the transmission line, which is the moment that the concessionaires start to receive and the proper operation and maintance, considering that its charged based on the availability of the lines and they should be working properly.

These receipts amortize the investments in this transmission infrastructure and any non-amortized investments (reversible assets) generate the right of indemnity from the Granting Authority at the end of the contract, according to the type of concession. These cash flows are: (i) remunerated at the implicit rate, which represents the financial component of the business, established at the beginning of each project, approximately on average 8.07% per year for renewed contracts and 7.66% for bids of 7.17% per year; and (ii) substantially updated by the IPCA except for contracts 004/2004, 010/2005, 005/2005, 006/2005 and 034/2001, which are updated by the IGPM. In addition, the margins perceived in the company’s results for the year 2020 referring to the transmission segment were approximately 37.67% for Operation and Maintenance and negative for 16.20% in the construction performance obligation, the negative perceived margin in the construction obligation performance is justified by the costs incurred that exceed the costs initially foreseen.

The movement of these assets in the years ended December 31, 2020, 2019 and 2018 is as follows:

	Furnas	Chesf	Eletronorte (a)	CGT Eletrosul (b)	Eletrosul (b)	Amazonas GT (a)	Total
Balance on January 1, 2018 (*)	21,853,978	16,168,172	9,367,383	-	3,348,079	244,822	50,982,434
Construction revenue	288,365	615,697	1,432	-	12,136	(93,988)	823,642
Financial income	1,826,892	1,637,327	1,115,165	-	365,453	70,667	5,015,504
Incorporation	-	-	-	-	709,826	-	709,826
Amortization	(3,233,831)	(2,269,512)	(1,149,346)	-	(534,933)	(61,964)	(7,249,586)
Balance as of December 31, 2018 (*)	20,735,404	16,151,684	9,334,635	-	3,900,561	159,537	50,281,821
Construction revenue	90,166	301,302	66,544	-	277,702	17,311	753,025
Financial income	3,641,767	717,292	949,454	-	490,280	53,565	5,852,358
Disposal of investee	-	-	-	-	(8,789)	-	(8,789)
Amortization	(3,369,876)	(2,199,905)	(1,192,983)	-	(571,503)	(34,925)	(7,369,192)
Balance as of December 31, 2019 (*)	21,097,461	14,970,373	9,157,650	-	4,088,251	195,488	49,509,223
Incorporation	-	-	204,980	4,088,251	(4,088,251)	(204,980)	-
Construction revenue	253,938	326,476	71,871	125,917	-	-	778,202
Financial income	2,762,823	1,439,841	1,214,337	606,620	-	2,593	6,026,214
Periodic Tariff Review Effect	2,104,183	476,529	971,325	676,301	-	-	4,228,338
Amortization	(4,174,036)	(2,736,095)	(1,527,371)	(722,850)	-	6,899	(9,153,453)
Balance as of December 31, 2020	22,044,369	14,477,124	10,092,792	4,774,239	-	-	51,388,524

(*) The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

(a) The subsidiary Eletronorte acquired the shares of Amazonas GT, see note 4.6;

(b) Eletrosul was incorporated by CGT Eletrosul (new name of CGTEE) in 2020; and

(c) Eletrosul was incorporated TSBE in 2018.

Considering the characteristics that temporarily differ RBSE’s contractual assets from other transmission concession assets, the estimated net cash flow (undiscounted) of RBSE’s assets is shown below. The book balance of RBSE’s contract assets, at present value, amounts to R$ 33,890,851.

	Economic Portion	Financial Portion	Adjustment portion	Total
2021	3,294,576	4,792,942	1,350,800	9,438,318
2022	3,294,576	4,792,942	1,350,800	9,438,318
2023	2,313,265	4,792,942	675,400	7,781,607
2024	1,331,954	4,792,942	-	6,124,896
2025	1,331,954	2,396,471	-	3,728,425
2026	1,331,954	-	-	1,331,954
2027	1,331,954	-	-	1,331,954
2028	665,977	-	-	665,977
	14,896,210	21,568,239	3,377,000	39,841,449

a)	Tariff review

Through ratification resolution No. 2.725, of July 14, 2020, ANEEL established the new annual revenues allowed for making public energy transmission facilities available for the 2020-2021 cycle, including revenues corresponding to the Periodic Tariff Review - RTP of 21 Company concessions. Accordingly, the Company, considering the new annual revenues allowed for contracts that underwent RTP, measured and recorded the effects arising from this review in the amount of R$ 4,228,338 in revenues in 2020, being a substantial reflection in the base of RBSE’s assets which alone represented R$ 4.6 billion.

The main items reviewed and considered by ANEEL in the calculation of the new permitted annual revenues are as follows:

•	Review of the Base and Remuneration of Transmission Companies;

•	Change in the rate of return on capital of the electricity transmission segment;

•	Consideration of disposals and demobilizations of assets;

•	Inflationary update of the period;

•	Retrospective change of the WACC for the years 2018 and 2019;

•	Incorporation of the remuneration component from 2013 to 2017 of the Cost of Equity (Ke); and

•	Redistribution for 3 years of the differences between the amount effectively received between 2018 and 2019 and the portions now revised, via the adjustment portion updated by IPCA.

b)	Regulatory effects of the tariff review - Renewed contracts

The RAP of the Eletrobras Companies suffered increases resulting from the result of this Tariff Review and the recognition of the portion of remuneration provided for in article 1, third paragraph, of MME Ordinance 120/2016, which establishes that the cost of capital not incorporated since the extensions of the concessions until the tariff process, established in the first paragraph of the referred article, shall be updated and paid by Ke, real, of the transmission segment defined by ANEEL in the Periodic Tariff Review methodologies of Existing Concessionaires’ Revenues.

This remuneration by Ke was excluded from the tariff, by ANEEL, in 2017 due to court injunctions. These injunctions were revoked and, for this reason, the remuneration was incorporated into the income of the transmission companies. The total amount of the remuneration for Ke will be paid until June 2025, and the amount that should have been paid between 2017 and 2020, will be paid until the end of the current tariff review cycle, that is, June 2023, adjusted for inflation (IPCA), through the Adjustment Portion (PA).

In relation to the Tariff Review for the current 2018-2023 cycle, the final values approved in this review were higher than the provisional ones that ANEEL had been establishing since 2018, which is why the RAP of the 2020-2021 cycle, through the PA, also includes an increase referring to the Tariff Review instituted to compensate for this retroactive difference.

The table below shows the revised RAPs for the 2020-2021 cycle of the Eletrobras Companies and the consolidated PA updated by the IPCA, which contains, in addition to other items not related to RBSE, the retroactive Ke from 2017 to 2020 and the difference from retroactive tariff review for the period from 2018 to 2020.

	RAP Cycle 2020-	PA Consolidated Review		RAP Total Cycle
Company	2021 Revised	Total	Per Cycle	2020-2021
Furnas (CC 062/2001)	5,153	1,777	593	5,745
Chesf (CC 061/2001)	3,494	1,735	578	4,073
Eletronorte (CC 058/2001)	1,833	954	318	2,151
CGT Eletrosul (CC 057/2001)	969	234	78	1,047
Total	11,449	4,700	1,567	13,016

a) Values estimated based on the values of NT nº 108/2020 - SGT / ANEEL and the IPCA between June 2019 and June 2020.

For comparison purposes, the sum of the effects of the Tariff Review and the Adjustment Portion, results in an estimated increase in the RAP for the 2020-2021 Cycle in relation to the 2019-2020 Cycle, on a consolidated basis, of approximately 31%, being the comparison by company presented below:

Impact on the 2020 -
Company	2021 Cycle
Furnas	28.97%
Chesf	42.79%
Eletronorte	43.97%
CGT Eletrosul	4.16%

Accounting policy

According to the concession contracts, the Company is responsible for transporting the energy from the generation centers to the distribution points. To fulfill this responsibility, the transmission have two distinct performance obligations: (i) to build and (ii) to maintain and operate the transmission infrastructure.

By fulfilling these two performance obligations, the energy transmission company keeps its transmission infrastructure available to users and in return receives a remuneration called RAP, for the entire duration of the concession contract. These receipts amortize the investments made in this transmission infrastructure. Any unamortized investments generate the right to indemnity from the Concession Grantor (when provided for in the concession contract), which receives the entire transmission infrastructure at the end of the concession contract.

The right to compensation for goods and services conditional on compliance with performance obligations and not just the passage of time. As a result, the consideration is now classified as a contract asset, and, as performance is fulfilled, they are subsequently reclassified to accounts receivable from customers.

The Company’s transmission concessions are classified as contractual assets, including the assets associated with RBSE were revised as contractual assets in these financial statements.

The main assumptions for measuring the transmission contractual assets are summarized below:

•	RAP revenue stipulated in the concession contract (Bid auction or concession renewal);

•	Forecasted investment curve attached to the concession contract and depreciation rate considered in the concession contract;

•	Implicit rate of return of the contract obtained after pricing the margins by the expected RAP flow at the time of renewal or contractual conclusion in comparison with the expected or realized investment flow;

•	Margin identification. The margins identified reflect the strategy defined by the Company for each concession, and vary according to various business factors, at the time of each contract, impact on the formation of the contract asset. However, regardless of margins, costs are earned directly in the income;

•	Variable portion as a risk criterion using history.

•	Provision for indemnification of any residual balance after the end of the concession’s contractual term.

NOTE 18 – FINANCIAL ASSETS AND LIABILITIES

The Company has concession contracts and authorizations in the generation segment, signed with the Granting Authority (Union), for periods varying between 20 years and 35 years, and all contracts have similarities in terms of rights and obligations of the concessionaire and the granting power. The terms of the main concessions are described in note 3.

	12/31/2020	12/31/2019 (*)
Non-current assets
Compensable Generation Concessions	2,096,717	2,077,912
Itaipu Financial Asset (a)	1,103,034	1,905,607
Total Financial Assets	3,199,751	3,983,519

Current Liabilities
Itaipu Financial Liabilities (a)	(647,214)	(703,114)
Total Financial Liabilities	(647,214)	(703,114)

(*) The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

a)	Itaipu Financial Assets (Liabilities)

	12/31/2020	12/31/2019
Current Assets / Liabilities
Accounts Receivable	3,921,488	3,074,190
Right of Reimbursement	2,608,840	2,248,043
Energy Suppliers - Itaipu	(3,314,717)	(3,028,920)
Reimbursement obligations	(3,862,825)	(2,996,427)
	(647,214)	(703,114)
Non-current assets / liabilities
Accounts Receivable	656,177	922,703
Right of Reimbursement	1,891,004	3,479,337
Reimbursement obligations	(1,444,147)	(2,496,433)
	1,103,034	1,905,607

Total	455,820	1,202,493

The effects of the constitution of the financial asset Itaipu are inserted above and detailed below:

•	Adjustment factor

The balances resulting from the Itaipu Binacional adjustment factor, inserted in the Financial Assets and Liabilities items are shown in the following table:

	12/31/2020		12/31/2019
	(R$ thousands)	(USD thousand)	R$ (thousand)	(USD thousand)
Regulatory Asset - Current Asset	2,608,839	502,018	2,248,044	557,730
Regulatory Asset - Non-current Asset	1,891,004	363,885	3,479,337	863,209
Total assets	4,499,843	865,903	5,727,381	1,420,939

Reimbursement obligation - Union - Current liabilities	(1,639,568)	(315,502)	(1,410,466)	(349,931)
Reimbursement obligation - Union - Non-current liabilities	(1,444,147)	(277,897)	(2,496,433)	(619,355)
Total liabilities	(3,083,715)	(593,399)	(3,906,899)	(969,286)

Net Financial Assets	1,416,128	272,504	1,820,482	451,654

Adopted Rate:	12/31/2020		12/31/2019
USD	5.20		4.03

The Company’s liabilities will be transferred to the National Treasury until 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury in 1999.

Such amounts will be realized through their inclusion in the transfer tariff to be policy until 2023.

•	Commercialization of electricity from Itaipu

The commercialization operation does not impact the Company’s results, and under the terms of the current regulation, the negative result represents an unconditional right to receive and, if positive, an effective obligation.

In theyear ended December 31, 2020, the activity had a surplus of R$ 632,656 (a loss of R$ 321,328 on December 31, 2019), with the resulting obligation being considered as part of the financial liability item.

Accounting policy

Generation Concessions and Authorizations

a)            Hydraulic and thermal generation - concessions not directly affected by Law 12.783 / 2013 are not within the scope of IFRIC 12, considering the price characteristics and not the regulated tariff. As of January 1, 2013, the concessions directly affected by Law 12.783 / 2013, until then outside the scope of IFRIC 12, become part of the scope of such regulations, considering the change in the price regime, becoming a regulated tariff for these concessions;

b)            Nuclear generation - It has a specific charging system, as it is an authorization and not a concession. And it is not within the scope of IFRIC 12 because it is its own assets with no forecast of reversion to the period of operation. At the end of the operating period, the assets must be decommissioned.

Itaipu Binacional

It is governed by a 1973 Binational Treaty in which the tariff conditions were established, the basis for the formation of the tariff being determined exclusively to cover the expenses and debt service of this Company.

The tariff base and commercialization terms will be in effect until 2023, which corresponds to a significant part of the plant’s useful life, when then the tariff base and the commercialization terms will have to be reviewed by the High Parties, which are the Brazilian and Paraguayan States. The Itaipu tariff is a “per service cost” tariff and was established in a preponderant manner to allow payment of the debt service, which has a final maturity in 2023, and to maintain its operating and maintenance expenses. According to the Treaty, the Company is responsible for acting as an agent in the commercialization of Itaipu energy destined for the Brazilian market.

NOTE 19 – INVESTMENTS

	12/31/2020	12/31/2019 (*)
Jointly-controlled companies
Norte Energia	6,600,626	7,030,651
Energia Sustentável do Brasil	3,250,575	2,840,844
Belo Monte Transmissora	1,702,719	1,574,228
Interligação Elétrica do Madeira	1,375,039	1,567,055
Madeira Energia	906,289	1,518,931
Norte Brasil Transmissora de Energia	795,287	920,276
Teles Pires Participações	746,820	753,865
Companhia Energética Sinop	555,783	503,010
Empresa de Energia São Manoel	434,379	528,412
Mata de Santa Genebra	534,167	570,803
Chapecoense Geração	373,740	409,864
Interligação Elétrica Garanhuns	324,874	318,267
Enerpeixe	265,711	254,272
Transmissora Sul Litorânea de Energia	171,632	150,375
Sistema de Transmissão Nordeste - STN	217,861	177,158
Goiás Transmissão	212,431	204,859
Paranaíba Transmissora de Energia	173,434	153,725
Transenergia Renovável	116,395	116,471
Retiro Baixo Energética	157,183	144,796
MGE Transmissão	137,148	139,176
Rouar	128,315	109,643
Triângulo Mineiro Transmissora	126,654	112,865
Vale do São Bartolomeu	64,019	60,305
Transnorte Energia	25,498	39,973
Others	749,315	553,463
	20,145,894	20,753,287

Associates companies
CTEEP	4,314,282	3,681,099
Energetics Águas da Pedra	244,444	233,604
Lajeado Energia	90,340	67,230
CEB Lajeado	67,956	63,047
Paulista Lajeado	38,056	29,967
Others	2,095,271	2,128,030
	6,850,349	6,202,977
Total Investment	26,996,243	26,956,264

(*)The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

Measured at fair value

		EQUITY BOOK
	PARTICIPATION	VALUE (a)
	12/31/2020	12/31/2020	12/31/2020	12/31/2019
AES Tietê	7.56%	179,360	498,636	509,019
Coelce	7.06%	52,340	291,655	301,218
Energisa Holding	2.31%	389,337	439,887	449,718
Cesp	2.05%	122,284	238,437	214,488
Celesc	10.75%	144,069	226,650	213,556
Copel	0.56%	44,247	107,154	105,776
Celpa	0.99%	15,059	80,309	81,376
Celpe	1.56%	10,365	39,489	30,225
Celpe	0.19%	2,845	11,960	12,796
Rio Paranapanema	0.47%	3,924	19,322	20,982
CEB	2.10%	11,861	45,854	18,439
Others	Between 0.13% to 0.31%	52,287	93,926	99,397
		1,027,978	2,093,279	2,056,990

(a) Equity value according to the participation of Eletrobras and its subsidiaries in the share capital of the companies.

19.1 - Provisions for investment losses

The Company estimates the recoverable value of its investments in the Affiliates based on its value to the shareholder, calculated from the discounted cash flow, or its market value, in the cases in which there was a transaction under market conditions for any SPE.

The assumptions used consider the Company’s Management’s best estimate of future trends in the electricity sector and are based both on external sources of information and on historical data from the SPEs. The main premises are described below:

•	Growth compatible with historical data and growth prospects for the Brazilian economy;

•	Discount rate per year (after taxes*) specific to each SPE, respecting the capital structure and cost of debt of each one, using the WACC, using the same parameters, except for the capital structure and cost of debt and updated to December 2020, used to calculate the discount rates for corporate assets mentioned in more detail in note 22;

•	Revenues projected in accordance with the contracts, with no provision for extending the concession / authorization; and

•	Expenses considering the Business Plan of each investee and the historical values realized.

* The use of post-tax discount rates in determining the amounts in use would not result in materially different recoverable amounts if pre-tax rates were used.

The balance of provisions for investment losses is shown below:

	12/31/2020	12/31/2019
Energia Sustentável do Brasil	432,250	821,276
Interligação Elétrica do Madeira	210,091	-
Companhia Energética Sinop	218,280	201,100
Empresa de Energia São Manoel	197,467	128,694
Mata de Santa Genebra	124,623	-
Transnorte Energia	108,937	94,805
Belo Monte Transmissora	111,374	80,312
Norte Brasil Transmissora de Energia	78,000	-
Interligação Elétrica Garanhuns	38,069	34,740
Madeira Energia	66,372	76,168
Fronteira Oeste Transmissora de Energia	23,881	-
Others	2,531	8,795
	1,611,875	1,445,890

19.2 - Change in investments

Below is the movement of the most relevant investments of the Company:

Associated companies and jointly-controlled ventures	Balance as of 12/31/2019 (*)	Capital contribution	Write-off	Other Comprehensive Results	Capitalization of AFAC	Adjustments from previous fiscal years	Dividends and Interest on Shareholder's equity	Equity Method	Provision for Losses	Balance as of 12/31/2020
Norte Energia	7,030,651	-	-	-	-	-	-	(430,025)	-	6,600,626
CTEEP	3,681,099	-	-	(92,138)	-	-	(412,819)	1,138,140	-	4,314,282
Energia Sustentável do Brasil	2,840,844	-	-	-	144,400	-	-	(123,695)	389,026	3,250,575
Belo Monte Transmissora	1,574,228	-	-	-	-	32,482	(17,124)	144,195	(31,062)	1,702,719
Interligação Elétrica do Madeira	1,567,055	-	-	-	-	(279)	(5,717)	24,071	(210,091)	1,375,039
Madeira Energia	1,518,931	-	-	-	-	-	-	(622,438)	9,796	906,289
Norte Brasil Transmissora de Energia	920,276	-	-	-	-	(29,443)	(87,579)	70,033	(78,000)	795,287
Teles Pires Participações	753,865	28,490	-	-	-	-	-	(35,535)	-	746,820
Companhia Energética Sinop	503,010	-	-	-	-	-	-	69,953	(17,180)	555,783
Empresa de Energia São Manoel	528,412	-	-	-	-	-	-	(25,260)	(68,773)	434,379
Mata de Santa Genebra	570,803	39,322	-	-	-	-	-	48,665	(124,623)	534,167
Chapecoense Geração	409,864	-	-	-	-	-	(148,310)	112,186	-	373,740
Interligação Elétrica Garanhuns	318,267	-	-	-	-	-	(26,977)	36,913	(3,329)	324,874
Enerpeixe	254,272	-	-	-	-	-	(35,175)	46,614	-	265,711
Energética Águas da Pedra	233,604	-	-	-	-	-	(48,248)	59,088	-	244,444
Transmissora Sul Litorânea de Energia	150,375	-	-	-	-	-	-	21,258	-	171,632
Sistema de Transmissão Nordeste - STN	177,158	-	-	-	-	-	(28,934)	69,637	-	217,861
Goiás Transmissão	204,859	-	-	-	-	-	(2,358)	9,930	-	212,431
Paranaíba Transmissora de Energia	153,725	-	-	-	-	-	(6,139)	25,848	-	173,434
Rouar	109,643	-	-	31,760	-	-	(18,622)	5,534	-	128,315
Transnorte Energia	39,973	-	-	-	-	-	-	(343)	(14,132)	25,498
MGE Transmissão	139,176	-	-	-	-	-	-	(2,028)	-	137,148
Transenergia Renovável	116,471	-	-	-	-	(1)	(9,992)	9,917	-	116,395
Retiro Baixo Energética	144,796	-	-	-	-	-	(3,858)	16,245	-	157,183
Triângulo Mineiro Transmissora	112,865	-	-	-	-	-	(1,470)	15,259	-	126,654
Vale do São Bartolomeu	60,305	357	-	-	-	-	-	3,357	-	64,019
Lajeado Energia	67,230	-	-	13	-	-	(73,496)	96,593	-	90,340
CEB Lajeado	63,047	-	-	4	-	-	(19,139)	24,044	-	67,956
Paulista Lajeado	29,967	-	-	-	-	-	-	8,089	-	38,056
Others	2,681,493	-	(2,941)	(116,331)	63,315	133,951	(416,536)	526,280	(24,645)	2,844,586
Total Investments	26,956,264	68,169	(2,941)	(176,692)	207,715	136,710	(1,362,493)	1,342,526	(173,013)	26,996,243

 (*)The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

Subsidiaries, affiliates and jointly controlled companies	Balance as of 12/31/2018 (*)	Capital contribution/ reduction	Other Comprehensive Results	Capitalization of AFAC	Adjustments from previous fiscal years	Dividends and Interest on Shareholder's equity	Equity Method	Provision for Losses	Balance as of 12/31/2019 (*)
Norte Energia	6,595,928	-	-	-	-	-	167,128	267,595	7,030,651
CTEEP	4,024,671	-	(15,133)	-	(363,685)	(358,579)	393,825	-	3,681,099
Energia Sustentável do Brasil	2,976,447	-	-	337,200	-	-	(38,299)	(434,504)	2,840,844
Madeira Energia	1,852,241	-	-	-	-	-	(409,816)	76,506	1,518,931
Belo Monte Transmissora	1,303,752	-	-	-	(14,936)	(2,613)	89,611	198,414	1,574,228
Interligação Elétrica do Madeira	1,491,339	-	-	-	-	-	75,716	-	1,567,055
Norte Brasil Transmissora de Energia	1,082,843	-	-	-	(208,593)	(22,211)	68,237	-	920,276
Teles Pires Participações	714,508	55,962	-	-	-	-	(29,937)	13,332	753,865
Companhia Energética Sinop	462,114	264,568	-	-	-	-	(39,738)	(183,934)	503,010
Empresa de Energia São Manoel	351,065	19,333	-	-	-	-	(6,962)	164,976	528,412
Mata de Santa Genebra	361,684	130,289	-	-	-	-	(41,815)	120,645	570,803
Chapecoense Geração	395,841	-	-	-	-	(108,460)	122,483	-	409,864
Interligação Elétrica Garanhuns	251,729	-	-	-	-	(5,897)	36,484	35,951	318,267
Enerpeixe	260,599	-	-	-	-	(54,430)	48,103	-	254,272
Energetica Águas da Pedra	218,301	-	-	-	-	(41,939)	57,242	-	233,604
Transmissora Sul Litorânea de Energia	156,340	-	-	-	-	195	(6,160)	-	150,375
Sistema de Transmissão Nordeste - STN	165,749	-	-	-	-	(16,044)	27,453	-	177,158
Goiás Transmissão	188,574	-	-	-	-	(5,072)	21,357	-	204,859
Paranaíba Transmissora de Energia	140,919	-	-	-	-	(2,986)	15,792	-	153,725
Rouar	124,448	-	5,029	-	-	(21,060)	1,226	-	109,643
Transnorte Energia	21,149	-	-	-	(73)	-	(4,963)	23,860	39,973
MGE Transmissão	127,583	-	-	-	-	-	11,593	-	139,176
Transenergia Renovável	124,031	-	-	-	-	(15,713)	8,153	-	116,471
Retiro Baixo Energética	134,277	-	-	-	-	(3,277)	13,796	-	144,796
Triângulo Mineiro Transmissora	91,698	1,406	-	-	-	-	19,761	-	112,865
Vale do São Bartolomeu	51,173	4,926	-	-	(1)	-	4,207	-	60,305
Lajeado Energia	79,923	-	(67)	-	4,838	(78,566)	61,102	-	67,230
CEB Lajeado	52,804	-	(18)	-	-	(17,232)	27,493	-	63,047
Paulista Lajeado	30,241	-	-	-	-	(7,259)	6,985	-	29,967
Others	2,647,487	(132,841)	(77,231)	114,005	(79,067)	(381,941)	545,569	45,512	2,681,493
Total Investments	26,479,458	343,643	(87,419)	451,205	(661,517)	(1,143,084)	1,245,626	328,353	26,956,264
 (*)The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

Subsidiaries, affiliates, and joint subsidiaries	Balance as of 01/01/2018 (*)	Sale of participations	Capital integration/ Reduction	Other Comprehensive Results	Capitalization of AFAC	Capital Loss	Adjustments of first adoption IFRS 9 and 15	Dividends and Interest on Equity Capital	Equity Method	SPEs Transfer	Held for sale	Provision for Losses	Balance as of 12/31/2018 (*)
Norte Energia	5,574,123	-	328,112	-	140,700	-	-	-	526,008	-	-	26,985	6,595,928
CTEEP	3,485,985	-	-	26,370	-	-	395,857	(745,791)	862,250	-	-	-	4,024,671
Energia Sustentável do Brasil	3,073,485	-	-	-	535,200	-	-	-	(469,122)	-	-	(163,116)	2,976,447
Madeira Energia	1,763,538	-	678,069	-	-	-	-	-	(750,729)	-	-	161,363	1,852,241
Belo Monte Transmissora de Energia	990,331	-	24,500	-	-	-	(105,969)	(8,548)	300,445	-	-	102,993	1,303,752
Interligação Elétrica do Madeira	1,271,759	-	-	-	-	-	(42,755)	-	262,335	-	-	-	1,491,339
Norte Brasil Transmissora de Energia	1,046,172	-	-	-	-	-	(14,808)	(12,967)	64,446	-	-	-	1,082,843
Teles Pires Participações	751,226	-	77,823	-	-	-	-	-	(114,542)	-	-	1	714,508
Companhia Energética Sinop	522,332	-	70,560	-	-	-	-	-	(130,778)	-	-	-	462,114
Empresa de Energia São Manoel	299,983	-	26,000	-	-	-	-	-	(30,996)	-	-	56,078	351,065
Mata de Santa Genebra	314,689	-	47,904	-	-	-	-	3,250	(4,159)	-	-	-	361,684
Chapecoense Geração	389,981	-	-	-	-	-	-	(105,540)	111,400	-	-	-	395,841
Interligação Elétrica Garanhuns	267,424	-	-	-	-	-	(34,911)	(15,844)	16,873	-	-	18,187	251,729
Enerpeixe	292,002	-	-	-	-	-	-	(71,273)	39,870	-	-	-	260,599
Energetica Águas da Pedra	224,668	-	-	-	-	-	-	(50,077)	43,710	-	-	-	218,301
Transmissora Sul Litorânea de Energia	136,585	-	25,948	-	-	-	-	(8,693)	2,500	-	-	-	156,340
Sistema de Transmissão Nordeste - STN	216,741	-	-	-	-	-	(50,646)	(43,410)	43,064	-	-	-	165,749
Goiás Transmissão	172,892	-	-	-	-	-	-	-	15,682	-	-	-	188,574
Paranaíba Transmissora	172,745	-	-	-	2,082	-	-	(2,999)	(30,909)	-	-	-	140,919
Rouar	105,413	-	-	18,062	-	-	-	-	973	-	-	-	124,448
Transnorte Energia	148,453	-	-	-	-	-	(10,575)	-	1,936	-	-	(118,665)	21,149
MGE Transmissão	118,866	-	-	-	-	-	-	-	8,717	-	-	-	127,583
Transenergia Renovável	91,080	-	-	-	-	-	-	(2,450)	(8,285)	-	-	43,686	124,031
Retiro Baixo Energética	124,386	-	-	-	-	-	-	(3,081)	12,972	-	-	-	134,277
Triângulo Mineiro Transmissora	106,418	-	-	-	-	-	-	-	(14,720)	-	-	-	91,698
Vale do São Bartolomeu	57,396	-	4,290	-	-	-	-	-	(10,513)	-	-	-	51,173
Lajeado Energia	64,103	-	-	-	-	-	-	(23,886)	39,705	-	-	-	79,923
CEB Lajeado	49,153	-	-	-	-	-	-	(15,237)	18,889	-	-	-	52,804
Paulista Lajeado	30,436	-	-	-	-	-	-	(9,873)	9,679	-	-	-	30,241
Others	5,044,464	(599,002)	(1,881,243)	(376,559)	42,151	(18,043)	238,148	(217,759)	284,450	1,896,902	(1,888,034)	122,012	2,647,487
Total Investments	26,906,829	(599,002)	(598,037)	(332,127)	720,133	(18,043)	374,341	(1,334,178)	1,101,151	1,896,902	(1,888,034)	249,524	26,479,458

(*)The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

19.3 - Summary of information on the main joint ventures and associates

	12/31/2020
	Participation	Current assets	Non-current assets	Total Assets	Current Liabilities	Non-current Liabilities	Net Equity	Total liabilities	Net operating revenue	Net Profit/(Loss)
Jointly-controlled companies
Norte Energia	49.98%	1,796,877	42,691,891	44,488,768	1,957,228	29,357,442	13,174,098	44,488,768	4,402,647	(860,393)
Madeira Energia	43.00%	945,143	21,369,986	22,315,129	1,149,935	18,906,101	2,259,093	22,315,129	3,200,238	(1,445,667)
Energia Sustentável do Brasil	40.00%	1,022,672	20,055,429	21,078,101	978,706	10,892,330	9,207,065	21,078,101	2,676,045	(309,234)
Belo Monte Transmissora de energia	49.00%	963,497	7,198,219	8,161,716	500,544	4,047,209	3,613,963	8,161,716	833,619	294,278
Interligação Elétrica do Madeira	49.00%	953,700	5,685,551	6,639,251	502,940	2,900,780	3,235,531	6,639,251	595,799	49,125
Teles Pires Participações	49.72%	274,021	4,918,375	5,192,395	316,956	3,347,957	1,527,482	5,192,395	792,973	(72,291)
Empresa de Energia São Manuel	33.00%	193,508	3,723,477	3,916,985	210,909	1,815,213	1,890,863	3,916,985	360,656	(80,474)
Norte Brasil Transmissora de Energia	49.00%	404,445	3,316,564	3,721,009	108,869	1,764,591	1,847,549	3,721,009	342,623	142,923
Mata de Santa Genebra	50.00%	366,390	2,565,115	2,931,505	158,351	1,452,934	1,320,220	2,931,505	364,070	96,994
Companhia Energética Sinop	49.00%	241,595	2,860,268	3,101,863	85,202	1,436,941	1,579,720	3,101,863	269,647	(105,647)
Chapecoense Geração	40.00%	265,107	2,624,982	2,890,089	371,413	1,584,327	934,349	2,890,089	935,862	280,465
Enerpeixe	40.00%	476,575	1,758,817	2,235,392	793,861	777,254	664,277	2,235,392	303,132	116,532
Serra do Facão Energia	49.00%	378,352	1,963,451	2,341,803	235,198	1,842,701	263,904	2,341,803	402,091	(5,987)
Paranaíba Transmissora	24.50%	179,229	1,507,886	1,687,115	104,040	875,182	707,893	1,687,115	205,402	105,503
Interligação Elétrica Garanhuns	49.00%	113,221	1,008,012	1,121,234	71,093	309,438	740,703	1,121,234	114,343	75,331

Associates companies
CTEEP	36.05%	5,507,858	19,084,500	24,592,358	1,372,497	9,094,419	14,125,442	24,592,358	3,696,428	3,382,650

	12/31/2019
	Participation	Current assets	Non-current assets	Total Assets	Current Liabilities	Non-current Liabilities	Net Equity	Total liabilities	Net operating revenue	Net Profit/(Loss)
Jointly-controlled companies
Norte Energia	50.0%	1,102,615	43,937,145	45,039,760	4,412,114	26,596,065	14,031,581	45,039,760	4,214,481	209,628
Madeira Energia	50.0%	749,938	21,679,634	22,429,572	1,176,997	17,547,815	3,704,760	22,429,572	3,197,523	(951,833)
Energia Sustentável do Brasil	33.0%	728,881	20,536,876	21,265,757	926,137	11,184,321	9,155,299	21,265,757	2,568,049	(95,748)
Belo Monte Transmissora	49.0%	802,462	6,564,791	7,367,253	308,140	3,570,836	3,488,277	7,367,253	790,313	237,334
Interligação Elétrica do Madeira	40.0%	814,211	5,638,250	6,452,461	446,653	2,807,735	3,198,073	6,452,461	524,261	154,526
Teles Pires Participações	49.0%	159,645	5,087,639	5,247,284	323,559	3,381,578	1,542,148	5,247,284	831,628	(63,933)
Norte Brasil Transmissora de Energia	40.0%	403,176	3,020,410	3,423,586	304,675	1,296,299	1,822,612	3,423,586	350,239	56,902
Empresa de Energia São Manoel	49.0%	224,723	3,736,295	3,961,018	163,712	1,825,969	1,971,337	3,961,018	382,499	(13,216)
Chapecoense Geração	49.0%	379,358	2,744,455	3,123,813	451,803	1,647,352	1,024,658	3,123,813	884,034	306,209
Companhia Energética Sinop	24.5%	174,672	2,772,270	2,946,942	57,237	1,415,633	1,474,072	2,946,942	241,413	(43,982)
Mata de Santa Genebra	49.0%	289,538	2,370,123	2,659,661	129,811	1,385,424	1,144,426	2,659,661	357,522	(83,266)
Enerpeixe	49.0%	423,615	1,607,716	2,031,331	614,447	781,203	635,681	2,031,331	407,564	120,259
Interligação Elétrica Garanhuns	49.0%	124,787	979,688	1,104,475	56,211	327,837	720,427	1,104,475	93,034	75,299
Paranaíba Transmissora	24.5%	178,558	1,759,242	1,937,800	104,065	1,042,030	791,705	1,937,800	175,055	51,313

Associates companies
CTEEP	36.1%	4,933,448	16,665,646	21,599,094	1,615,825	6,221,662	13,761,607	21,599,094	3,331,862	1,779,451

19.4 - Market value of associates that are quoted on the stock exchange

		Fair value (a)
Publicly traded companies	Participation	12/31/2020	12/31/2019
Valued using the equity method
CTEEP	36.04%	6,521,147	5,389,526
EQUATORIAL MARANHÃO D.	33.55%	2,624,872	2,624,872
CEEE-GT	32.59%	1,634,744	1,268,004
EMAE	40.62%	1,087,136	532,395
CEEE-D	32.59%	316,343	315,467

(a) Based on the share price on the base date.

19.5 - Shares in guarantee

In view of the fact that the Company has several lawsuits within the scope of the Judiciary, where it appears as a defendant (see note 32), equity interests are offered as a guarantee, in the resources of these lawsuits, as follows:

12/31/2020
Equity	Invesment	Blocking	Blocked
Holdings	Amount	Percentage	Investment
CTEEP	4,235,422	87.51%	3,706,418
Equatorial Maranhão D.	948,611	91.47%	867,694
CEEE - GT	824,914	95.72%	789,608
EMAE	280,364	100.00%	280,364
AES Tiete	498,636	99.77%	497,489
Energisa Holding	439,887	73.45%	323,097
Coelce	291,655	76.61%	223,437
CESP	238,437	97.85%	233,310
Celesc	226,650	57.85%	131,117
CEB	45,854	99.97%	45,840
Celpa	80,309	100.00%	80,309
Celpe	39,489	100.00%	39,489
Energisa MT	11,960	100.00%	11,960
Total	8,162,188		7,230,132

19.6 - Net Working Capital of Subsidiaries and Affiliates

Subsidiaries

a)	Eletronuclear - its main objective is the construction and operation of nuclear power plants and engineering and related services in the state of Rio de Janeiro. On December 31, 2020, the subsidiary had a negative net working capital of R$ 512,826 (negative R$ 674,316 on December 31, 2019).

b)	Amazonas GT - has as main objective the generation and transmission of electric energy. On December 31, 2020, the subsidiary had a negative net working capital of R$ 411,972 (negative R$ 212,217 on December 31, 2019).

Affiliates

c)	The Company also holds stakes, through its subsidiaries, in the SPEs Madeira Energia, Norte Energia, Teles Pires Participações, Enerpeixe and Chapecoense Geração, which present on December 31, 2020 a negative net working capital of R$ 204,792, R$ 160,351, R$ 42,936, R$ 317,286 and R$ 106,306 respectively (R$ 427,060, R$ 3,309,499, R$ 163,912, R$ 190,832 and R$ 72,445 negative, respectively, on December 31, 2019).

The circumstances of the subsidiaries and investees demonstrate the need to maintain financial support from third parties, the Company and/ or other shareholders.s

Accounting policy

The consolidated financial statements cover information from Eletrobras and its subsidiaries, jointly controlled operations and consolidated structured entities. Control is obtained when Eletrobras has: i) power over the investee; ii) exposure to, or rights to, variable returns arising from its involvement with the investee; and iii) the ability to use its power over the investee to affect the value of its returns.

a)	Subsidiaries

The subsidiary and controlled companies are consolidated from the date on which control is obtained until the date on which this control ceases to exist, using accounting policys consistent with those adopted by the company. Transactions and balances between group entities, including unrealized profit from these transactions, are eliminated in the consolidation process.

b)	Investments in associates

Associates are all entities over which the Company has significant influence, and which is not a subsidiary or jointly controlled company.

c)	Joint control

A joint business is one in which two or more parties have joint control established by contract, and can be classified as a joint operation or a jointly controlled venture, depending on the rights and obligations of the parties.

d)	Special Purpose Companies

Over the past few years, Eletrobras Companies have entered into investments in partnerships with the private sector, where the Company is a non-controlling shareholder. The purpose of these projects is to operate in the areas of generation and transmission of electric energy, whose amounts are classified in the caption Investments.

e)	Dividend income

Dividend income from investments is recognized when the shareholder’s right to receive such dividends is established and provided that it is probable that future economic benefits will flow to the Company and the amount of the income can be reliably measured.

NOTE 20 – FIXED ASSETS, NET

Property, plant and equipment items refer substantially to the infrastructure for generating electricity from non-extended concessions and corporate assets. The most significant additions refer to subsidiaries Eletronuclear and Furnas.

The following shows the movement of property, plant and equipment:

	Balance on 12/31/2019	Addition / Constitution	Write-offs / reversals	Depreciation	Transfers	Balance on 12/31/2020
Fixed assets in service
Dams, reservoirs and water mains	6,931,726	94,218	(37,741)	(377,395)	78,746	6,689,554
Buildings, civil works and improvements	3,282,430	2,367	(3,999)	(190,430)	34,167	3,124,535
Machines and equipment	13,067,839	879	(485,758)	(1,076,178)	520,017	11,928,760
Others (b)	340,105	(152,414)	(2,573)	(32,161)	65,495	218,452
Impairment (a)	(2,643,377)	(913,916)	606,826	-	-	(2,852,428)
	20,978,723	(968,866)	76,755	(1,676,164)	698,425	19,108,873

Fixed assets in progress	15,794,896	2,283,860	(254,330)	-	(665,051)	17,159,375
Impairment (a)	(4,713,040)	-	-	-	-	(4,713,040)
	11,081,856	2,283,860	(254,330)	-	(665,051)	12,446,335
Right of Use
Fixed assets in service
Buildings, civil works and improvements	219,192	99	(18,840)	(43,550)	-	156,901
Machines and equipment	1,031,839	2,363	(14,424)	(72,843)	-	946,935
Others (b)	4,264	93	-	(489)	-	3,868
	1,255,295	2,555	(33,264)	(116,882)	-	1,107,704

Total	33,315,874	1,317,549	(210,839)	(1,793,046)	33,374	32,662,912

	Balance on 12/31/2018	Addition / Constitution	Write-offs / reversals	Depreciation	Transfers	Balance on 12/31/2019
Fixed assets in service
Dams, reservoirs and water mains	7,220,782	5,716	-	(309,769)	14,997	6,931,726
Buildings, civil works and improvements	3,432,009	11,148	-	(171,285)	10,558	3,282,430
Machines and equipment	14,132,898	545,073	(8,943)	(1,060,341)	(540,848)	13,067,839
Others (b)	593,224	845	(225,642)	(18,766)	(9,556)	340,105
Impairment (a)	(3,179,262)	(144,637)	680,522	-	-	(2,643,337)
	22,199,651	418,145	445,937	(1,560,161)	(524,849)	20,978,723

Fixed assets in progress	14,421,659	3,107,184	(1,171,379)	(19,783)	(542,785)	15,794,896
Impairment (a)	(4,250,918)	(462,122)	-	-	-	(4,713,040)
	10,170,741	2,645,062	(1,171,379)	(19,783)	(542,785)	11,081,856
Right of Use *
Fixed assets in service
Buildings, civil works and improvements	-	274,505	(3,208)	(52,105)	-	219,192
Machines and equipment	-	125,323	-	(86,203)	992,719	1,031,839
Others (b)	-	4,805	-	(542)	-	4,264
	-	404,633	(3,208)	(138,850)	992,719	1,255,295

Total	32,370,392	3,467,840	(728,650)	(1,718,794)	(74,915)	33,315,874

	Balance on 12/31/2017	Addition / Constitution	Write-offs / reversals	Depreciation	Transfers	Held for sale	Balance on 12/31/2018
Fixed assets in service
Dams, reservoirs and water mains	7,561,599	5,333	-	(355,568)	9,419	-	7,220,783
Buildings, civil works and improvements	3,736,082	14,077	(3,242)	(202,441)	6,258	(118,725)	3,432,009
Machines and equipment	16,530,172	650,705	(139,698)	(1,099,469)	637,762	(2,446,574)	14,132,898
Others (b)	318,104	225,881	(3,892)	(27,474)	27,345	53,260	593,224
Impairment (a)	(4,200,016)	(68,395)	791,229	-	-	297,920	(3,179,262)
	23,945,941	827,601	644,397	(1,684,952)	680,784	(2,214,119)	22,199,651
Fixed assets in progress	14,124,525	1,661,302	(21,597)	-	(1,146,706)	(195,866)	14,421,659
Impairment (a)	(10,104,629)	(652,576)	6,506,287	-	-	-	(4,250,918)
	4,019,896	1,008,726	6,484,690	-	(1,146,706)	(195,866)	10,170,741

Total	27,965,837	1,836,327	7,129,087	(1,684,952)	(465,922)	(2,409,985)	32,370,392

* As of December 31, 2018, the Company had leases classified within the group of machines and equipment, and with the adoption of IFRS 16 it reclassified the items to the right use group, to better reflect the disclosure.

Average depreciation rate and historical cost:

	12/31/2020				12/31/2019
	Average depreciation rate pa	Historical cost	Accumulated depreciation	Net value	Average depreciation rate pa	Historical cost	Accumulated depreciation	Net value
Fixed assets in service
Dams, reservoirs and water mains	2.16%	15,389,704	(8,700,150)	6,689,554	2.14%	15,310,958	(8,379,232)	6,931,726
Buildings, civil works and improvements	2.67%	8,265,536	(5,141,001)	3,124,535	2.54%	7,027,708	(3,745,278)	3,282,430
Machines and equipment	4.06%	40,448,965	(28,520,205)	11,928,760	4.33%	29,226,727	(16,158,889)	13,067,839
Others (b)	5.14%	1,180,992	(962,540)	218,452	2.55%	653,952	(313,847)	340,105
		65,285,197	(43,323,896)	21,961,301		52,219,345	(28,597,246)	23,622,099

Fixed assets in progress		17,159,375	-	17,159,375		15,794,896	-	15,794,896
		17,159,375	-	17,159,375		15,794,896	-	15,794,896
Right of Use
Fixed assets in service
Buildings, civil works and improvements	4.36%	252,640	(95,739)	156,901	6.89%	271,297	(52,105)	219,192
Machines and equipment	4.45%	1,858,606	(911,671)	946,935	5.04%	1,856,245	(824,406)	1,031,839
Others (b)	2.28%	4,455	(587)	3,868	4.34%	4,805	(542)	4,264
		2,115,701	(1,007,997)	1,107,704		2,132,348	(877,053)	1,255,294

Total		84,560,273	(44,331,893)	40,228,380		70,146,589	(29,474,299)	40,672,290

(a)	Further details can be seen in note 22.

(b)	The amount is substantially comprised of land, vehicles and furniture and special utensils and obligations.

It is worth mentioning that the amounts shown in the table are gross from the provision for impairment.

Accounting policy

Property, plant and equipment is measured at historical cost less accumulated depreciation. The historical cost includes the expenses directly attributed to the acquisition of the assets, and also includes, in the case of qualifying assets, the costs of capitalized loans in accordance with the Company’s accounting policy. Such fixed assets are classified in the appropriate categories of fixed assets when completed and ready for the intended use.

Property, plant and equipment items refer substantially to the infrastructure for generating electricity from non-extended concessions and corporate assets.

The depreciation of these assets begins when they are ready for use and in operation. Depreciation is recognized, measured based on the estimated useful life of each asset using the straight-line method, so that the cost less its residual value after its useful life is fully written off. The Company considers that the estimated useful life of each asset is similar to the depreciation rates determined by ANEEL, which are considered by the market to be acceptable for adequately expressing the useful life of the assets.

Right-of-use assets are depreciated over their expected useful lives in the same way as own assets or for a shorter period, if applicable, according to the terms of the lease agreement in question.

NOTE 21 – INTANGIBLE ASSETS, NET

The movement of intangible assets in the year is as follows:

	Balance as of 12/31/2019	Additions	Write-offs	Transfers	Balance as of 12/31/2020
Linked to the Concession - Generation	303,235	(318)	(7,408)	(1,191)	294,318
In service	281,093	(7,888)	(1,404)	(1,191)	270,610
Cost	301,982	7,999	(7,414)	(15,388)	287,179
Accumulated amortization	(14,450)	(15,444)	-	14,197	(15,697)
Impairment	(6,439)	(443)	6,010	-	(872)
In progress	22,142	7,570	(6,004)	-	23,708
Cost	22,142	7,570	(6,004)	-	23,708
Linked to the Concession - Transmission	2,092	-	-	-	2,092
In Service - Cost	791	-	-	-	791
In progress - Cost	1,301	-	-	-	1,301
Not Related to the Concession (Other Intangible Assets) - Administration	349,714	84,854	(48,477)	(31,551)	354,540
In service	95,793	(40,274)	(48,477)	1,616	8,658
Cost	1,053,351	6,721	(48,477)	16,083	1,027,678
Accumulated amortization	(641,270)	(46,995)	-	(14,467)	(702,732)
Impairment	(316,288)	-	-	-	(316,288)
In progress	253,921	125,128	-	(33,167)	345,882
Cost	306,852	125,128	-	(33,167)	398,813
Others	(52,931)	-	-	-	(52,931)
Total	655,041	84,536	(55,885)	(32,742)	650,950

	Balance as of 12/31/2018	Additions	Write-offs	Transfers	Balance as of 12/31/2019
Linked to the Concession - Generation	68,990	1,219	(6,484)	239,510	303,235
In service	55,131	(867)	2,917	223,912	281,093
Cost	287,655	2,046	(2,819)	15,100	301,982
Accumulated amortization	(17,056)	(2,913)	-	5,519	(14,450)
Impairment	(215,468)	-	5,736	203,293	(6,439)
In progress	13,859	2,086	(9,401)	15,598	22,142
Cost	32,585	2,086	(9,401)	(3,128)	22,142
Impairment	(18,726)	-	-	18,726	-
Linked to the Concession - Transmission	15,929	30	-	(13,867)	2,092
In service	14,628	-	-	(13,837)	791
Cost	9,108	-	-	(8,317)	791
Accumulated amortization	5,520	-	-	(5,520)	-
In Service - Cost	1,301	30	-	(30)	1,301
Not Linked to the Concession (Other Intangible Assets) - Administration	564,731	11,576	(17,194)	(198,305)	349,714
In service	321,904	(121,304)	-	(104,807)	95,793
Cost	948,962	5,662	-	98,727	1,053,351
Accumulated amortization	(578,614)	(62,656)	-	-	(641,270)
Impairment	(48,444)	(64,310)	-	(203,534)	(316,288)
In progress	242,827	66,440	(8,597)	(46,749)	253,921
Cost	295,758	66,440	(8,597)	(46,749)	306,852
Others	(52,931)	-		-	(52,931)
Total	649,650	12,825	(23,678)	27,338	655,041

	Balance as of 12/31/2017	Additions	Write-offs	Transfers	Classification - Held for Sale	Balance as of 12/31/2018
Linked to the Concession - Generation	185,521	(226,449)	(2,161)	208,146	(96,067)	68,990
In service	185,521	(239,796)	(2,673)	208,146	(96,067)	55,131
Cost	323,309	12,318	(2,673)	209,046	(254,309)	287,655
Accumulated amortization	(138,524)	(36,774)	-	-	158,242	(17,056)
Impairment	(128)	(215,340)	-	-	-	(215,468)
In progress	-	13,347	512	-	-	13,859
Cost	19,238	13,347	-	-	-	32,585
Impairment	(19,238)	-	512	-	-	(18,726)

Linked to the Concession - Distribution	77,665	(104,237)	(1,713)	66,751	(38,466)	-
In service	77,030	(105,536)	-	66,972	(38,466)	-
Cost	1,103,745	28,907	(1,397)	66,972	(1,198,227)	-
Accumulated amortization	(1,026,715)	(134,443)	1,397	-	1,159,761	-
In progress	635	1,299	(1,713)	(221)	-	-
Cost	635	1,299	(1,713)	(221)	-	-

Linked to the Concession - Transmission	83,837	51	(1,444)	(66,515)	-	15,929
In service	82,536	-	(1,444)	(66,464)	-	14,628
Cost	87,544	-	(1,444)	(76,992)	-	9,108
Accumulated amortization	(5,008)	-	-	10,528	-	5,520
In progress	1,301	51	-	(51)	-	1,301
Cost	1,301	51	-	(51)	-	1,301
Not Linked to the Concession (Other Intangible Assets) - Administration	402,739	74,668	234,969	(94,377)	(53,268)	564,731
In service	218,004	(35,525)	231,972	(56,288)	(36,259)	321,904
Cost	1,030,135	36,214	13,283	(45,760)	(84,910)	948,962
Accumulated amortization	(547,878)	(71,739)	2,880	(10,528)	48,651	(578,614)
Impairment	(264,253)	-	215,809	-	-	(48,444)
In progress	184,735	110,193	2,997	(38,089)	(17,009)	242,827
Cost	200,215	110,193	-	2,359	(17,009)	295,758
Others	(15,480)	-	2,997	(40,448)	-	(52,931)
Total	749,762	(255,967)	229,651	114,005	(187,801)	649,650

Accounting policy

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

NOTE 22 – IMPAIRMENT OF LONG-LIVED ASSETS

The Company estimates the recoverable value of its fixed and intangible assets based on value in use, considering that there is no active market for the infrastructure linked to the concession. The value in use is evaluated based on the present value of the estimated future cash flow.

The assumptions used consider the Company’s Management’s best estimate of future trends in the electricity sector and are based both on external sources of information and on historical data from the cash-generating units.

The main assumptions defined below were considered:

•	Growth compatible with historical data and growth prospects for the Brazilian economy;

•	Discount rate per year, after taxes, specific for the segments tested: 6.11% for non-renewed generation, 6.14% for renewed generation, (4.40% for non-renewed generation, 4.36% for renewed generation in 2019), taking into account the weighted average cost of capital;

•	The discount rate per year, before taxes, for the corporate ventures tested varies between 8.08% and 11.95%;

•	Revenues projected in accordance with the contracts, with no provision for extending the concession / authorization;

•	Expenses segregated by cash-generating unit, projected based on the Business and Management Master Plan (PDNG) for 5 years and consistent with the plan for the other years, until the end of the concessions and without considering future renewals / extensions; and

•	The Company treated each of its projects as independent cash-generating units.

Below are the impairment positions for the year ended December 31, 2020 and 2019:

	12/31/2020			12/31/2019
	Generation	Administration	Total	Generation	Administration	Total
Fixed Assets	7,565,468	-	7,565,468	7,356,417	-	7,356,417
Intangible Assets	872	316,288	317,160	6,439	316,288	322,727
Total	7,566,340	316,288	7,882,628	7,362,856	316,288	7,679,144

The movement of provisions is as follows:

Generation

Cash-generating Unit	12/31/2019	Additions	Reversals	Write-offs	12/31/2020
Angra 3	4,508,764	-	-	-	4,508,764
Candiota Fase C	184,629	611,416	-	-	796,045
TPP Santa Cruz	618,569	-	(215,800)	-	402,769
Candiota Fase B	342,114	-	(21,094)	-	321,020
HPP Batalha	376,680	-	(78,622)	-	298,058
Casa Nova I	345,893	-	(53,130)	-	292,763
Livramento	117,866	8,428	-	-	126,294
Complexo Eólico Pindaí I	-	99,263	-	-	99,263
HPP Samuel	87,603	11,201	-	-	98,804
TPP Coaracy Nunes	71,007	-	-	-	71,007
TPP Camaçari	224,032	-	-	(224,032)	-
TPP Mauá Bloco 4	49,372	-	-	-	49,372
TPP Aparecida Óleo	46,258	-	-	-	46,258
TPP Mauá Bloco 1	41,040	-	-	-	41,040
HPP Passo São João	34,750	-	-	-	34,750
Casa Nova II	16,492	32,662	-	-	49,154
SHP Santo Cristo	14,148	-	-	(14,148)	-
Casa Nova III	-	25,730			25,730
Others	283,639	21,610	-	-	305,249
Total	7,362,856	810,310	(368,646)	(238,180)	7,566,340

Cash-generating Unit	31/12/2018	Additions	Reversals	Write-offs	12/31/2019
Angra 3	4,046,642	462,122	-	-	4,508,764
TPP Santa Cruz	731,988	-	(113,419)	-	618,569
HPP Batalha	377,005	-	(325)	-	376,680
Casa Nova I	345,893	-	-	-	345,893
Candiota Fase B	388,006	-	(45,892)	-	342,114
TPP Camaçari	247,263	-	(23,231)	-	224,032
Candiota Fase C	68,706	115,923	-	-	184,629
Livramento	326,698	6,508	(215,340)	-	117,866
HPP Samuel	306,866	-	(219,263)	-	87,603
HPP Simplício	198,940	-	(198,940)	-	-
Others	626,364	22,528	(87,802)	(4,384)	556,706
Total	7,664,371	607,081	(904,212)	(4,384)	7,362,856

Cash-generating Unit	31/12/2017	Additions	Reversals	Assets held for sale	12/31/2018
Angra 3	9,900,353	652,576	(6,506,287)	-	4,046,642
HPP Samuel	308,846	-	(1,980)	-	306,866
HPP Batalha	385,269	-	(8,264)	-	377,005
Candiota Fase B	388,006	-	-	-	388,006
Candiota Fase C	362,631	-	(293,925)	-	68,706
Casa Nova I	387,396	-	(41,503)	-	345,893
TPP Santa Cruz	693,560	38,428	-	-	731,988
HPP Simplício	279,515	-	(80,575)	-	198,940
TPP Camaçari	247,263	-	-	-	247,263
Eólica Chuí IX	27,159	-	-	(27,159)	-
Eólica Hermenegildo III	76,623	-	-	(76,623)	-
Eólica Hermenegildo II	97,580	-	-	(97,580)	-
Eólica Hermenegildo I	92,749	-	-	(92,749)	-
Livramento	129,869	215,340	(18,511)	-	326,698
Other	956,445	13,695	(343,776)	-	626,364
Total	14,333,264	920,039	(7,294,821)	(294,111)	7,664,371

Below, we highlight the main impacts arising from the Company’s assessment of recoverable value in December 2020.

•	NPP Angra 3

MP nº 998/20, later converted into Law 14.120 / on March 1, 2021, guaranteed the project a tariff that ensures its economic and financial viability, which is a relevant milestone in the project’s viability. Management expects to have a tariff definition by September 2021. On February 25, 2021, a request for proposal was published for the resumption of works. In this sense, the prospect of restarting the works in a relevant way as well as the feasibility of the project became more evident, with the expectation of resolution of the tariff and financing structure in the year 2021.

The following aspects were considered in the Angra impairment test: (i) update of the project’s Capital Expenditure- Capex budget, which registered growth impacted by the end of Special Incentive Scheme for the Development of Nuclear Plants (Renuclear), the strong appreciation of the Euro against the Real and the insertion of the estimate of acquisition of new fuel elements for the initial load, which were used in Angra 2; (ii) use of an energy tariff that considers the parameters specified in Law 14.120 / on March 1, 2021 (iii) change in the discount rate to 6.79% (6.52% in December 2019). Management used as a premise the criteria of a tariff that would allow economic and financial viability without incremental increases, thus maintaining the provision for impairmentin the amount of R$ 4,508,764. The definition of the tariff is expected to be confirmed in 2021 forsensibility analysis, an increase of 5% or 10% in the tariff used as a basis for testing would result in a reduction of 37% and 75% in impairment, respectively, and a reduction of 5% or 10% would result in an increase in impairmen tof 37% and 75% respectively.

•	TPP Candiota

The supplementary provision in the amount of R$ 611,416 is basically due to: (i) the change in the post-tax discount rate from 4.40% to 6.11%; (ii) the revision of the coal reimbursement estimate as a result of ANEEL dispatch No. 2.616 / 2020, which revised the historical stock; and (iii) the change in the estimated fuel reimbursement period from 2027 to 2024, due to the expiration of the regulated sales contract.

•	TPP Camaçari

In December 2020, the subsidiary Chesf wrote off the assets of the extinct TPP Camaçari, as a result of the signing of a lease agreement between Chesf, as lessor, Pecém Energia SA and Energética Camaçari Muricy II SA, as lessee. The referred contract has as its object the irrevocable and irreversible lease of the existing asset for a period of 15 years. In view of this context and based on the current accounting standards, in light of the current condition of the asset, an accounts receivable was recorded, as it is a Financial Lease. This new asset has its registration supported by a flow of receivables, adjusted to its present value, considering the premises established in the lease. Revenue was recorded in the amount of R$ 50,675 in fiscal year 2020.

Administration

For the year ended December 31, 2020, there were no impairment additions / reversals.

Intangible assets - Administration	31/12/2018	Additions	12/31/2019
Goodwil (Livramento)	-	233,989	233,989
CGU LT Salto Santiago - Ivaiporã - Cascavel	-	33,855	33,855
Others	48,444	-	48,444
Total	48,444	267,844	316,288

Intangible - Administration	12/31/2017	Additions	12/31/2018
Goodwill (Livramento)	215,340	(215,340)	-
Other	48,913	(469)	48,444
Total	264,253	(215,809)	48,444

•	Cash Generating Units (CGUs) that do not have a provision for impairment

CGUs that have not been impaired impairment a recoverable amount greater than the carrying amount of property, plant and equipment. In addition, the Company carried out a sensitivity analysis, increasing the discount rate by 5% and 10%, to assess the risk of impairment for each CGU. No CGU was at risk of impairment.

Accounting policy

The Company periodically assesses whether there is any indication that its non-financial assets(Cash-Generating Units - CGUs) have suffered any loss due to impairment. If there is such an indication, the recoverable amount of the asset is estimated for the purpose of measuring the amount of that loss.

In assessing the value in use, estimated future cash flows are discounted to present value at a rate that reflects a current assessment of the market and / or opportunity cost of the Company, the currency value over time and the specific risks of the asset for which the estimate of future cash flows was made.

NOTE 23 – SUPPLIERS

	12/31/2020	12/31/2019
Current
Goods, Materials and Services	2,612,668	2,355,091
Energy Purchased for Resale	1,275,170	728,643
CCEE - Short-term energy	16,213	11,735
	3,904,051	3,095,469
Non-current
Goods, Materials and Services	16,556	18,143
	16,556	18,143
Total	3,920,607	3,113,612

Accounting policy

Obligations related to charges for use of the electricity grid, supply of electricity, purchases of electricity for resale and purchases of goods, goods (material, conventional fuel, etc.) and services are recognized. Electricity purchases are also recognized within the scope of the Electric Energy Trading Chamber - CCEE. The caption of suppliers is measured at amortized cost, liabilities are written off upon settlement of the security and monetary variations are recognized in the financial result.

NOTE 24 – LOANS, FINANCING AND DEBENTURES

The breakdown of loans, financing and debentures owed by Eletrobras and its subsidiaries is disclosed below:

	12/31/2020
	Average Rate	Current	Non- Current
Foreign currency
World Bank	2,41%	140.572	275.655
Banco Interamericano de Desenvolvimento - BID	1,79%	39.441	392.300
BNP Paribas	1,17%	182.590	-
Kreditanstalt fur Wiederaufbau - KFW	3,42%	60.561	587.891
		423.164	1.255.846
Bonus
Due 10/27/2021 (a)	5,75%	3.284.824	-
Due 02/04/2025	3,63%	38.461	2.570.741
Due 02/04/2030	4,63%	73.606	3.812.050
		3.396.891	6.382.791
National currency
RGR Return (b)	5,00%	250.802	1.254.011
RGR Subsidiaries (c)	5,00%	86.779	688.283
RGR CCEE (d)	5,00%	34.797	-
BNDES (e)	5,15%	454.393	4.790.888
Caixa Econômica Federal	5,94%	918.979	3.850.392
Banco do Brasil	2,41%	1.085.373	1.420.404
Bradesco	5,14%	1.006.159	-
Petrobras	1,91%	2.196.011	4.925.322
BR Distribuidora	2,21%	157.200	47.224
State Grid	10,00%	43.935	354.828
Banco do Nordeste do Brasil (f)	10,14%	52.251	901.827
BASA	8,50%	11.346	156.006
Cigás	-	414.264	223.670
Other Financial Institutions	-	779.996	1.292.845
		7.492.285	19.905.700

	Rate	Current	Non- Current
Debentures
Eletrobras - Due 04/25/2022	DI rate + 0,70% pa	3,722	1,100,000
Eletrobras - Due 04/25/2024	DI rate + 1,00% pa	8,305	2,200,000
Eletrobras - Due 04/25/2026	DI rate + 1,20% pa	4,035	1,000,000
Eletrobras - Due 05/15/2029	IPCA + 5,18% pa	4,767	740,825
Furnas - Due 11/15/2024	CDI 117,60% pa	1,267	450,000
Furnas - Due 11/15/2029	IPCA + 4,08% pa	1,755	808,446
Chesf - Due 01/15/2029	IPCA + 7,03% pa	11,224	137,991
CGT Eletrosul - Due 09/15/2028 (g)	IPCA + 6,80% pa	17,687	401,350
Eletronorte - Due 08/04/2024 (h)	CDI + 2,675%	45,649	1,208,333
		98,411	8,046,945
Total Financing, loans and debentures		11,410,751	35,591,282

	12/31/2019
	Average Rate	Current	Non- Current
Foreign currency
World Bank	2.41%	110,885	323,669
Banco Interamericano de Desenvolvimento - BID	4.95%	30,897	334,706
BNP Paribas	2.65%	141,808	141,578
Eximbank	2.00%
Corporación Andino de Fomento - CAF	4.38%	150,139	-
		448,145	1,020,890
Bonus
Due 10/27/2021	5.75%	83,693	7,053,725
		83,693	7,053,725
National currency
RGR Return (b)	5.00%	250,802	1,383,629
RGR Subsidiaries (c)	5.00%	-	863,645
RGR CCEE (d)	5.00%	354,314	746,847
BNDES (e)	9.25%	536,746	5,574,689
Caixa Econômica Federal	5.26%	1,185,694	5,007,814
Banco do Brasil	5.26%	1,076,811	2,504,620
Petrobras	4.62%	2,297,220	6,631,614
BR Distribuidora	5.05%	428,543	198,589
Subsidized Debt Renegotiation	-	-	-
State Grid	10.00%	45,590	379,982
Banco do Nordeste do Brasil	10.14%	43,968	750,519
BASA	8.50%	28,995	324,011
Cigás	-	445,039	268,611
Other Financial Institutions	-	411,071	1,594,545
		7,104,793	26,229,116

	Rate	Current	Non- Current
Debentures
Eletrobras - Due 04/25/2022	DI rate + 0,70% pa	6,991	1,100,000
Eletrobras - Due 04/25/2024	DI rate + 1,00% pa	14,791	2,200,000
Eletrobras - Due 04/25/2026	DI rate + 1,20% pa	6,967	1,000,000
Eletrobras - Due 05/15/2029	IPCA + 5,18% pa	4,410	711,069
Furnas - Due 11/15/2024	CDI 117,60% pa	543	450,000
Chesf - Due 01/15/2029	IPCA + 7,03% pa	10,923	139,399
Eletrosul - Due 09/15/2028	IPCA + 6,80% pa	16,682	99,792
Eletronorte - Due 07/10/2031	TJLP + 1,65% pa	17,222	180,490
		78,529	5,880,750
Total Financing, loans and debentures		7,715,160	40,184,481

a)	Bonus

In February 2020, the Company issued Notes maturing in 2025 and 2030. The proceeds from this issue were used, mainly, to roll over the debt related to the Bonus contract due on October 27, 2021.

b)	RGR Return

In addition to the financing owed by Eletrobras, in 2017, through the administrative process that supervised the management of Eletrobras of RGR, in the period from 1998 to 2011, ANEEL determined the return, by Eletrobras, of approximately R$ 2 billion, in 10 updated by SELIC, according to article 21-A and 21-B of Law 12.783 / 2013.

c)	RGR Subsidiaries

The abovementioned financing includes debts taken by Eletrobras subsidiaries with RGR, with interest of 5% per year, and considering that they were taken before November 17, 2016, they are still managed by Eletrobras, since they  have not yet  been passed on to CCEE, in accordance  with Decree No. 9.022 /2017.

d)	RGR CCEE

Refer to the amounts transferred from RGR funds under the responsibility of third parties, and have a counterpart in the assets, the Company’s Management concluded that the amounts receivable from loans and financing granted with RGR funds to third parties no longer meet the definition of an asset, since the Company no longer has control over these receivables and, for this reason, they were derecognised, as per note 11 (b). Eletrobras acts only as a transfer agent and is responsible for the contractual management of these financings, such resources not being required by Eletrobras, until the debtor agent has made the payment.

According to Decree 9.022/2017, Eletrobras must transfer the funds to RGR, within a period of up to five days, counted from the date of the effective payment by the debtor agent.

e)	BNDES

At the end of March, the BNDES announced emergency support for Brazilian companies in order to reduce the economic and financial impacts of the crisis caused by the pandemic. One of the measures approved by the bank was the possibility of granting a temporary suspension (standstill) for a period up to 6 months for the payment of the debt (principal and remuneration interests) in the direct mode, which are included in the financing contracts, signed by Eletronuclear, CGT Eletrosul, Eletronorte, Furnas and Chesf with BNDES. Accordingly, these contracts were suspended for a period of 6 months with interest capitalized to the outstanding balance, without changing the termination dates of the contracts.

f)	Loan - Chesf

In December 2020, Chesf carried out a credit operation for R$ 263,116 with Banco do Nordeste do Brasil (BNB). The operation aims to finance reinforcements and improvements to the transmission system, and provides resources from the Constitutional Fund for Financing of the Northeast (FNE). The operation has a grace period of 24 months and amortization period of 132 months.

g)	CGT Eletrosul debentures

In October 2020, CGT Eletrosul raised funds through the first issue of simple bond for a total term of 8 years and a value of R$ 300,000. On December 15, 2020, the public offering of debentures issued by CGT Eletrosul was closed.

h)	Eletronorte Debentures

In October 2020, Eletronorte raised funds through a public offering totaling R$ 750,000, non-convertible into shares, for a total term of 4 years. The main use will be for refinancing of Eletronorte’s liabilities and the balance, if any, will be used to reinforce current assets for use in the ordinary course of business. On November 19, 2020, the public offering of debentures issued by Eletronorte’s subsidiary, Amazonas GT, was closed.

24.1 - Changes in loans, financing and debentures

The changes presented below comprise the years ending December 31, 2020 and 2019.

Loans, financing and debentures	12/31/2020	12/31/2019	12/31/2018
Opening balance	47,899,641	54,841,027	45,305,223
Raising	9,154,852	6,442,950	16,349,803
Interest, charges, monetary and exchange rate variations incurred	5,367,794	3,876,246	4,989,876
Interests Paid	(2,074,848)	(2,810,184)	(2,855,821)
Amortization of the Principal (a)	(12,144,481)	(12,365,154)	(6,462,488)
Appropriate transaction costs	(22,146)	598	-
Transfer	(173,846)	(645)	198,611
Write-offs	-	(2,085,197)	-
RGR derecognition	(1,004,933)	-	-
Classified as held for sale	-	-	(2,684,179)
Final balance	47,002,033	47,899,641	54,841,025

(a)	At the Company, the amortization of the principal includes the amount of R$ 3,138,797, referring to the transfer of shares of the company Amazonas GT to Eletronorte. This transaction had no effect on cash; and

(b)	The write-offs mainly refer to RGR debt of Amazonas Energia in the amount R$ 1,690,431..

The long-term portion of loans, financing and debentures is scheduled to mature as follows:

2022	2023	2024	2025	2026	After 2026	Total
6,425,929	4,398,822	5,592,555	3,971,934	2,072,107	13,129,935	35,591,282

24.2 - Guarantees

The Company participates as an intervening guarantor for several projects of its controlled and non-controlled investees. The total exposure in guarantees comprises the guarantees provided to associates and joint ventures in the amount of R$ 30,575,673, as of December 31, 2020, as shown in the table below:

NON-CONTROLLED COMPANIES
Guarantor	Modality	Venture	Debt Balance as of 12/31/2020	Ending of Guarantee
Eletrobras	SPE	HPP Belo Monte (Norte Energia)	14,126,563	2042
Eletrobras	SPE	HPP Santo Antônio	4,913,552	2040
Eletrobras	SPE	HPP Jirau	3,365,972	2034
Furnas	SPE	HPP Santo Antônio	1,688,146	2038
Eletrobras	SPE	HPP Teles Pires	1,194,566	2036
Eletrobras	SPE	HPP Jirau	917,992	2035
Eletrobras	SPE	HPP Sinop	567,272	2038
Eletrobras	SPE	Empresa de Energia São Manoel	535,917	2038
Eletrobras	SPE	Belo Monte Transmissora	442,552	2032
Eletrobras	SPE	HPP Santo Antônio	412,991	2024
Eletrobras	Corporate	Eólicas Hermenegildo (a)	379,661	2032
Eletrobras	SPE	HPP Teles Pires	291,483	2032
Eletrobras	SPE	Santa Vitória do Palmar Holding (a)	264,540	2031
Eletrobras	SPE	HPP Santo Antônio	243,443	2030
Eletronorte	SPE	Belo Monte Transmissora	163,981	2031
Furnas	SPE	Belo Monte Transmissora	163,981	2031
Eletrobras	SPE	HPP Santo Antônio	144,695	2022
Eletrobras	SPE	Norte Brasil Transmissora de Energia	138,029	2026
Furnas	SPE	Empresa de Energia São Manoel	109,312	2031
Eletrobras	SPE	Interligação Elétrica Garanhuns	91,660	2028
Eletrobras	SPE	Chapada do Piauí II	86,571	2021
Eletrobras	SPE	Chapada do Piauí I	74,003	2022
Chesf	SPE	HPP Sinop	66,703	2032
Eletronorte	SPE	HPP Sinop	66,703	2032
Eletrobras	SPE	Santa Vitória do Palmar Holding (a)	48,876	2028
Eletrobras	Corporate	Eólica Chuí IX (a)	38,143	2032
Eletrobras	SPE	Mangue Seco 2 (a)	30,265	2031
Eletrobras	SPE	Caldas Novas Transmissão	8,101	2028
Non-controlled companies guarantees			30,575,673

(a)       Eletrobras sold its stake in SPEs Mangue Seco 2, Eólica Santa Vitória do Palmar Holding SA, Hermenegildo I SA, Hermenegildo II SA, Hermenegildo III SA and Chuí Geração SA, further details in note 44. As established in the contractual instruments, Eletrobras remains temporarily as guarantor of these SPEs, pending the end of the transition period necessary for the new shareholders to formalize the replacement of the guarantor in the financing contracts.

The guarantees provided to the controlled investees are presented in a segregated manner, as their balances recorded in financing and loans payable are already included.

The guaranteed amount for subsidiaries is R$ 15,324,770, as of December 31, 2020, and is shown in the table below.

CONTROLLED COMPANIES
Guarantor	Modality	Venture	Debt Balance as of 12/31/2020	Ending of Guarantee
Eletrobras	Corporate	Angra III	3,514,723	2036
Eletronuclear	Corporate	Angra III	3,112,045	2038
Eletrobras	Corporate	Reinforcement of the Working Capital Structure 3	1,006,160	2021
Eletrobras	Corporate	Issuance of Debentures - Furnas	832,348	2029
Eletrobras	Corporate	Belo Monte Transmissora	797,523	2029
Eletrobras	Corporate	Miscellaneous - Furnas	709,801	2023
Eletronorte	Corporate	Issuance of Debentures - Amazonas GT	556,560	2024
Eletrobras	Corporate	Issuance of Debentures - Furnas	451,267	2024
Eletrobras	Corporate	HPP Simplício	432,709	2026
Eletrobras	Corporate	Modernization of HPP Furnas and HPP Luiz Carlos Barreto de Carvalho	431,741	2031
Eletrobras	Corporate	Chesf Corporate Projects	403,629	2029
Eletrobras	Corporate	Livramento Wind Complex - Surroundings II	340,205	2028
Eletrobras	Corporate	CGT Eletrosul Corporate Projects	333,283	2022
Eletrobras	Corporate	Reinforcement of the Working Capital Structure 2	258,330	2024
CGT Eletrosul	SPE	Transmissora Sul Litorânea de Energia	197,452	2029
Eletrobras	Corporate	HPP Mauá	190,121	2028
Eletrobras	Corporate	Investment Plan 2012-2014	171,877	2029
Eletrobras	Corporate	Linha Verde Transmissora	167,352	2033
Eletrobras	Corporate	Eólicas Casa Nova II e III	166,394	2031
Eletrobras	Corporate	Corporate financing	152,120	2023
Eletrobras	Corporate	Corporate Transmission Projects	130,206	2031
Eletrobras	Corporate	HPP São Domingos	126,926	2028
Eletrobras	Corporate	Transmissora Sul Brasileira de Energia	116,550	2026
Chesf	Corporate	Transmissora Delmiro Gouveia	106,280	2032
Eletrobras	Corporate	HPP Batalha	97,521	2025
Eletrobras	Corporate	HPP Passo de São João	92,469	2026
Eletrobras	Corporate	CGT Eletrosul Corporate Projects	83,412	2023
CGT Eletrosul	SPE	Transmissora Sul Litorânea de Energia	80,758	2030
Eletrobras	Corporate	Innovation Projects	68,851	2023
Chesf	Corporate	Transmissora Delmiro Gouveia	50,805	2031
Eletrobras	Corporate	Chesf Corporate Projects	37,567	2021
Eletrobras	Corporate	RS Energia	32,792	2027
Eletrobras	Corporate	HPP Baguari	24,160	2026
CGT Eletrosul	Corporate	Expansion of the South Transmission System	20,732	2029
CGT Eletrosul	Corporate	Brazil x Uruguay interconnection	15,561	2029
Eletrobras	Corporate	RS Energia	11,179	2021
Eletrobras	Corporate	SC Energia	3,361	2021
Controlled companies guarantees			15,324,770

24.3 Changes in Provision for Guarantees

The changes in guarantees for the year ending December 31, 2020 fwere as follows:

	12/31/2020	12/31/2019	12/31/2018
Opening balance	463,776	549,436	512,690
Guarantee Additions	25,556	13,690	66,495
Guarantee Update	15,197	5,889	11,542
Guarantee Write-offs	(45,525)	(105,239)	11,542
Final balance	459,004	463,776	549,436

24.4 - Assumed Obligations - Covenants

Eletrobras Companies has covenant clauses insome of their loans, financing and debentures contracts. The main covenants refer to: compliance with certain financial ratios (Net Debt to EBITDA, Debt Service Coverage Index - ICSD, among others), existence of corporate guarantees, requirements for changes in corporate control, compliance with necessary licenses and authorizations and limiting the significant sale of assets. The Company did not identify any event of non-compliance as of December 31, 2020.

Accounting policy

Loans, financing and debentures are initially recognized at fair value minus transaction costs directly attributable, and subsequently measured at amortized cost using the effective interest method. When the contractual terms are modified and such modification is not substantial, the accounting balances will reflect the present value of the cash flows under the new terms, using the original effective interest rate. The difference between the book balance of the remeasured instrument at the time of a non-substantial change in its terms and immediately prior to such change is recognized as a gain or loss in the income for the year. When such a change is substantial, the original financing is extinguished and a new financial liability is recognized, with an impact on the income for the year.

A Financial collateralized contract requires the issuer to make specified payments in order to reimburse the holder for losses that it incurs due to the fact that the specified debtor fails to make payment on due date, in accordance with the initial or changed instrument conditions. These estimates are defined based on the experience and judgment of the Company’s management. The fees received are recognized based on the straight-line method over the life of the guarantee. In order to deal with a possible execution of a guarantee, Eletrobras provisions 1% of the guaranteed debt balance for controlled and non-controlled investees. Any increase in obligations in relation to guarantees is shown, when incurred, in operating expenses (Note 38).

NOTE 25 – LEASE

Lease liabilities refer mainly to property, vehicle, equipment and energy supply contracts signed with the PIEs in 2005 for 20 years with Amazonas Energia that were transferred to Amazonas GT during the unbundling process and, the latter, already classified as finance leases prior to the adoption of IFRS 16. The Company changed the manner in which it accounts for leases on January 1, 2019.

The change in liabilities is shown in the table below:

	12/31/2020	12/31/2019
Opening balance	1,207,189	976,115
Initial adoption	-	340,225
New contracts / Remeasurements	37,285	211,375
Interest Incurred	365,596	338,163
Payments	(556,876)	(547,226)
Write-offs	-	(111,463)
Final balance	1,053,194	1,207,189

Current	217,321	219,484
Non-current	835,873	987,705
Total	1,053,194	1,207,189

Fixed and variable rents, as well as those related to short-term and low-value contracts, for the years ending December 31, 2020 and 2019 were as follows:

	12/31/2020	12/31/2019
Short-term leases	23,552	52,771
Low-cost leases	23,452	40,592
Variable lease expenses	824	3,822

The maturities of non-current liabilities are shown in the table below:

12/31/2020
2022	40,244
2023	153,623
2024	147,866
2025	379,113
2026	37,864
After 2026	77,163
Total	835,873

The table below shows that the potential right of PIS/COFINS to recover is embedded in the lease consideration, according to the period foreseen for payment.

	12/31/2020	12/31/2019
Lease consideration	556,876	547,226
Potential PIS/COFINS (9.25%)	51,511	50,618

Accounting policy

The Company recognizes lease liabilities measured at present value of lease payments without reflecting projected future inflation. Payments are discounted at the company’s incremental rate on loans, as interest rates implicit in lease agreements with third parties cannot normally be readily determined.

Remeasurements reflect changes arising from contractual rates or indexes, as well as in lease terms due to new expectations of lease extensions or terminations (with corresponding adjustment in the related use right). Remeasurements are recognized in the lease liability as an adjustment to the right-of-use asset.

Interest and other financial expenses are recognized in the income statement during the lease period, in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period, while payments reduce their carrying amount. The use right acquired through a finance lease is classified as Non-Current Assets and is depreciated over the lease term.

NOTE 26 – COMPULSORY LOANS

a) Compulsory not paid

The Compulsory Loan on the consumption of electricity was created by Law no. 4,156 / 62, for the purpose of expanding and improving the Brazilian electricity sector, and been collected only since 1964. Initially, the tax fell on all electricity consumers, and its return was ensured until 1976 by the issue of bearer bonds (Obligations).

With the advent of Decree-Law No. 1,512 / 76, the incidence of the compulsory loan, during the period from 1977 to 1993, fell only on the large industrial consumers of electric energy, thus, considered those industrial companies with monthly consumption greater than 2,000 Kw.h.

In this 2nd phase, the Compulsory Loan was represented by credits, and no longer by Obligations. The collection took place in the period from 1977 to 1993 and the return of the credits was made through the delivery of the Company’s preferred shares, with 4 meetings for converting collected credits into shares.

Most of the credits collected by Eletrobras at the time the law was in effect have already been returned to taxpayers. However, there are still credits to be returned by the Company, since some taxpayers, questioning the constitutionality of the Compulsory Loan, filed a lawsuit with consignatory actions to discuss its collection by Eletrobras, depositing these tax amounts in court.

As Eletrobras was successful in these actions and was authorized to withdraw the deposited amount, by issuing a court order, the obligation to return these taxes was recorded in the Company’s liabilities. These credits were not converted at the 4 meetings held by Eletrobras mentioned above, as they entered the Company’s cash after the last conversion meeting held in 2008.

Eletrobras, after withdrawing these deposits, assumes the obligation to return the principal amount within 20 years and to pay annual interest of 6% per year, in accordance with Decree-Law No. 1,512 / 76. Therefore, these credits are recorded in current and noncurrent liabilities and are remunerated at the rate of 6% per year until the date of their conversion into shares, plus monetary restatement since the date that the judicial deposit was lifted, based on the variation in the Price Index at Special Broad Consumer (IPCA-E).

It is noteworthy that the interest of 6% per year, in this case, is accrued, during the grace period, as it is a compulsory loan not yet converted into shares, and also not a judicial debt, as is the case of judicial monetary correction of the tax already converted into shares and dealt with in note 32, which deals with provisions and contingent liabilities.

b) Provision for shares to be delivered

There is also a liability equivalent to the value of preferred shares B, used as payment in lawsuits involving monetary restatement of the compulsory loan credits converted through the four meetings held by Eletrobras.

Considering that taxpayers need to register with the administrative procedure for share requests - Eletrobras SAC, demonstrating, through the appropriate legal documents, their legitimacy to receive these shares; there are many taxpayers who have not yet had the converted shares registered to their names, these referred shares being registered in the Company’s shareholders’ equity, as well as in the Custodian Bank, under the heading “shares with shareholders to be identified”.

It should be noted that these are not treasury shares, but shares subject to the conversion of compulsory loan credits, with the purpose of settling such credits, in accordance with the prerogative granted to Eletrobras by the legislation governing the tax. In addition, these are not shares without ownership , as the SAC is a procedure that attributes to the identified shareholder the full political and economic rights inherent to shareholding ownership under the terms of Law No. 6,404 / 1976 and CVM regulations.

As of 2008, in a decision based on a legal position, Eletrobras used the balance of shares of shareholders not yet identified, resulting from the conversion of the compulsory loan, for the payment of legal proceedings for differences in the monetary correction of the credits of the compulsory loan . On the other hand, Eletrobras recorded a provision in an amount equivalent to the value of preferred shares B, which must be delivered to taxpayers who prove their legitimacy within the scope of the SAC.

However, in light of a new legal opinion, an understanding was consolidated that Eletrobras may not have the obligation to deliver preferred shares B, by means of a capital increase or by the acquisition of identical shares on the market, in this case, in compliance with Law 6,404 / 1976 and rules issued by the CVM.

In this sense, the company can update the amount equivalent to the value of preferred shares B, which it must deliver to the taxpayers who prove their legitimacy in the SAC, based on the market value of the share or its book value, relative to the last fiscal year, whichever is more advantageous.

Thus, in December 2020, the currency equivalent value of the shares to be delivered was recorded in non-current liabilities and updated by the average of the last 12 months of the market value of said shares, with an increase equivalent to the earnings that such taxpayers, after approved by the SAC, they would have the right to fully exercise the political and economic rights resulting from ownership, observing the 3-year statutory term provided for Law No. 6,404 / 1976. In addition, the amounts equivalent to the earnings they would be entitled as shareholders were included in the amount of the provision recorded by Eletrobras, however, the statute of limitations must be observed.

	12/31/2020	12/31/2019	12/31/2018
Opening balance	485,756	493,118	501,134
Ingress of funds	7,263	-	-
Provision for implementation of shares	376,433	-	-
Debt charges	39,243	(10,433)	(5,020)
Interest payment	(2,282)	(2,873)	(5,367)
Monetary adjustment	140,696	5,944	2,371
Final balance	1,047,109	485,756	493,118
Current	57,201	15,156	15,659
Non-current	989,908	470,600	477,459
Total	1,047,109	485,756	493,118

Accounting policy

The company records the obligation in current and non-current liabilities and are remunerated at the rate of 6% per year until the date of conversion into shares, plus monetary restatement based on the Special Extended Consumer Price Index (IPCA-E), in accordance with Decree-Law No. 1.512 / 76. In the case of the provision for the implementation of shares, the amount is adjusted by the share price.

NOTE 27 – TAXES PAYABLE

	12/31/2020	12/31/2019
Current liabilities
PIS/COFINS	840,750	755,102
IRRF/CSRF	155,341	316,801
ICMS	37,598	252,972
INSS/FGTS	55,147	112,937
PAES/REFIS	23,340	23,191
ISS	13,658	14,549
Others	68,208	100,106
Total	1,194,042	1,575,658

Non-current liabilities
PAES/REFIS	168,394	190,365
PASEP/COFINS	13,573	42,100
Others	212	7,494
Total	182,179	239,959

NOTE 28 – REGULATORY FEES

	12/31/2020	12/31/2019
Current
Research and Development - R&D	371,364	397,125
RGR quota	67,810	120,162
Compensation for the use of water resources	101,565	72,212
CDE contribution	19,256	16,579
PROINFA contribution	15,998	11,433
Electricity Service Inspection Fee	10,852	10,100
	586,845	627,611
Non-current
Research and Development - R&D	744,395	730,246
RGR quota	47	57
	744,442	730,303
TOTAL	1,331,287	1,357,914

28.1 - Global Reversion Reserve - RGR

The contribution to the formation of the RGR is the responsibility of concessionaires of public electric energy service, through a quota called Reversion and Expropriation of Electric Energy Services, of up to 2.5% of the value of the investments of the concessionaires and permit holders, limited to 3% of annual revenue. The value of the quota is computed as a component of the service cost of the concessionaires. Transmitters bidding as of September 12, 2012 and transmitters and generators that had their concessions extended under the terms of law 12.783 / 2013, are released from the payment of this charge.

28.2 - Financial Compensation for the Use of Water Resources

Financial compensation for the use of water resources for electricity generation purposes was instituted by the Federal Constitution of 1988 and it is 6.75% that hydroelectric generation  concessionaires pay for the use of water resources.

28.3 - Research and Development - R&D and Energy Efficiency - PEE

Electric energy concessionaires are required to invest, annually, at least, 1% of their adjusted net operating revenue, in research and development projects and the energy efficiency program of the electric sector, under the terms of Law No. 9,991, July 24, 2000.

Accounting policy

Sectorial charges are recognized as payable obligations, derived from charges established by law and are recorded under current and noncurrent liabilities, according to the competence.

NOTE 29 – SHAREHOLDER’S COMPENSATION

	12/31/2020	12/31/2019
Dividends for the fiscal year 2020	1,507,139	-
Dividends for the fiscal year 2019	-	2,540,567
Unclaimed dividends (a)	28,391	19,569
Minimum required dividends for the year	11,628	15,080
Total	1,547,158	2,575,216

(a)	The balances of “Dividends retained in previous years” and “Minimum mandatory dividends” were transferred to “Unclaimed dividends”.

On July 29, 2020, Eletrobras approved the payment of dividends from shareholders holding class “A” and “B” shares, both common and preferred. The approved amounts, as proposed by management, totalling R$ 490,210 for class “A” and “B” preferred shares, and R$ 2,050,357 for common shares, generating unit dividends of R$ 2.2478, R$ 1.7499 and R$ 1.5909, respectively. Dividends were paid on September 9, 2020, totalling R$ 2,579,579, which includes monetary restatement. Of the total amount due to shareholders, the portion of R$ 13,616 was not claimed.

Accounting policy

The company has a Dividend Distribution Policy which, in line with the Bylaws, ensures its shareholders the right, in each year, to dividends and / or interest on equity not less than 25% of the adjusted net income, pursuant to the Brazilian Corporate Law, subsequent amendments do not authorize the capital reserve to be used to pay dividends.

The amount of dividends above the mandatory minimum established by law or other legal instrument, not yet approved by the general meeting, is presented in Shareholders’ Equity, in a specific account called proposed additional dividends.

Preferred shares will participate, under equal conditions, with common shares in the distribution of dividends distributed in each fiscal year, after ordinary shares are assured a dividend equal to the lowest of those attributed to preferred classes. Preferred shares are guaranteed the right to receive dividends distributed in the fiscal year, for each share, at least 10% (ten percent) greater than that attributed to each common share in the respective year.

NOTE 30 – PROVISIONS FOR ONEROUS CONTRACTS

	Balance as of 12/31/2019	Constitutions	Reversals	Balance as of 12/31/2020
Generation
Jirau	39,150	124,871	(34,349)	129,672
Funil	222,881	13,925	(11,079)	225,727
CoaracyNunes	99,757	36,283	(36,538)	99,502
	361,788	175,079	(81,966)	454,901
Transmission
LTEunápolis-T.Freitas	4,059	-	(4,059)	-
	4,059	-	(4,059)	-
Total	365,847	175,079	(86,025)	454,901

	12/31/2020	12/31/2019
Current Liabilities	40,196	3,913
Non-current Liabilities	414,705	361,934
Total	454,901	365,847

	Balance as of 12/31/2018	Constitutions	Reversals	Write-Offs	Balance as of 12/31/2019
Generation
Jirau	30,701	8,449	-	-	39,150
Funil (a)	248,520	-	(25,639)	-	222,881
Coaracy Nunes	101,738	3,542	(5,523)	-	99,757
UTE Santa Cruz (b)	159,832	-	(159,832)	-	-
	540,791	11,991	(190,994)	-	361,788
Transmission
LT Recife II - Suape II (c)	50,197	-	-	(50,197)	-
LT Camaçari IV - Sapeaçu (c)	124,104	-	-	(124,104)	-
LT Funil-Itapebi (c)	6,227	-	-	(6,227)	-
LT Eunápolis - T. Freitas (a)	4,059	-	-	-	4,059
	184,587	-	-	(180,528)	4,059

	725,378	11,991	(190,994)	(180,528)	365,847

	12/31/2019	12/31/2018
Total Current Assets	3,913	9,436
Total Non-current Assets	361,934	715,942
Total	365,847	725,378

	Balance as of 12/31/2017	Constitutions	Reversals	Balance as of 12/31/2018
Generation
Jirau	-	30,701	-	30,701
Funil	126,861	293,505	(171,846)	248,520
Coaracy Nunes	232,052	-	(130,314)	101,738
Angra 3	1,388,843	-	(1,388,843)	-
UTE Santa Cruz	32,258	318,565	(190,991)	159,832
Others	114,626	45,556	(160,182)	-
	1,894,640	657,626	(2,011,475)	540,791
Transmission
LT Recife II - Suape II	50,197	-	-	50,197
LT Camaçari IV - Sapeaçu	124,104	-	-	124,104
Others	10,286	-	-	10,286
	184,587	-	-	184,587

	2,079,227	657,626	(2,011,475)	725,378

	12/31/2018	12/31/2017
Total Current Assets	9,436	12,048
Total Non-current Assets	715,942	2,067,179
Total	725,378	2,079,227

Accounting policy

Present obligations resulting from onerous contracts are recognized and measured as provisions. An onerous contract exists when the unavoidable costs of meeting its obligations exceed the economic benefits that are expected to be received over time.

NOTE 31 – POST-EMPLOYMENT BENEFITS

Eletrobras Companies sponsor pension plans for its employees, as well as health care plans and post-employment life insurance in certain cases. These benefits are classified as Defined Benefits (BD) and Defined Contribution (CD).

Due to the decentralized structure of Eletrobras Companies, each segment sponsors its own employee benefits package. In general, Eletrobras Companies offer their current and future retirees and their dependents benefits such as social security, health care and post-employment life insurance, as shown in the following table:

Types of post-employment benefits sponsored by Eletrobras companies
	Social secutiry plans			Other post-employment benefits
Company	BD Plan	Balanced Plan	CD Plan	Life insurance	Health Plan
Eletrobras	X		X		X
CGT Eletrosul	X		X		X
Chesf	X	X	X
Eletronorte	X		X	X	X
Amazonas GT	X		X		X
Eletronuclear	X		X		X
Furnas	X		X	X	X

The pension benefit plan normally exposes the Group to actuarial risks, such as investment risk, interest rate risk, longevity risk and salary risk.

•	Investment risk: The present value of the liability of the defined benefit pension plan is calculated using a discount rate determined by virtue of the remuneration of high quality private bonds; if the return on the plan’s assets is below this rate, there will be a deficit in the plan. Currently, the plan has a relatively balanced investment in stocks, debt instruments and real estate. Due to the long-term nature of the plan’s liabilities, the board of the pension fund considers appropriate that a reasonable portion of the plan’s assets should be invested in shares and real estate to leverage the return generated by the fund;
•	Interest rate risk: A reduction in the interest rate on the securities will increase the plan’s liabilities. However, this will be partially offset by an increase in the return on the plan’s debt securities;
•	Longevity risk: The present value of the liability of the defined benefit plan is calculated by referencing the best estimate of the plans participants mortality after their stay at work. An increase in life expectancy of plan participants will increase the plan’s liabilities; and
•	Salary risk: The present value of the defined benefit plan liability is calculated by referencing the future salaries of the plan participants. Therefore, an increase in wages of the plan participants will increase the plan liabilities.

The tables below show the conciliation of the present value of the defined benefit obligations and the fair value of the assets with the amounts recorded in the balance sheet for social security benefits and for other post-employment benefits. The consolidated results of Eletrobras Companies are shown below.

Post-employment benefit obligations - amounts recognized in the balance sheet:

	2020	2019
Social security plan benefits	6,791,370	4,791,681
Health and life insurance plans	225,471	196,180
Total post-employment benefit liabilities	7,016,841	4,987,861

Current	192,209	161,773
Non-current	6,824,632	4,826,088
	7,016,841	4,987,861

The increase presented in 2020 is mainly due to the revaluation of the benefits plan of the Chesf subsidiary, which has defined complementary benefits for a certain group of employees, calculated based on variable remuneration and indexed by the IGP-M, which suffered a strong variation in that year . Such revision generated recalculations in the amounts of previous years and, therefore, effects are being presented retroactively.

a)	Conciliation of pension plan liabilities and other benefits

Social security defined benefit plans - Amounts recognized in the balance sheet and income statement for the year:

	2020	2019
Present value of actuarial obligations partially or totally hedged	37,523,363	33,303,765
Fair value of plan assets	(31,394,339)	(29,687,699)
Asset ceiling	662,346	1,175,615
Net Liabilities/(Assets)	6,791,370	4,791,681

Net current service cost	80,782	57,143
Net interest cost	323,488	229,058
Actuarial expense/(revenue) recognized in the fiscal year	404,270	286,201

Other post-employment benefits - Amounts recognized in the balance sheet and income statement for the year:

	2020	2019
Present value of actuarial obligations partially or totally hedged	225,471	196,181
Net Liabilities/(Assets)	225,471	196,181

Current service cost	3,679	7,253
Net interest cost	9,651	15,546
Actuarial expense/(revenue) recognized in the year	13,330	22,799

b) Disclosure of Defined Pension Benefits

Consolidated results of defined pension benefits - reconciliation of the present value of defined benefit obligations

Defined pension benefit plans - Change in present value of actuarial obligations:

	2020	2019
Value of actuarial obligations at the beginning of the year	33,303,765	27,489,553
Current service cost	80,782	57,143
Interest on actuarial obligation	2,275,724	2,318,604
Benefits paid in the year	(2,310,773)	(2,421,730)
Standart Participant Contributions	38,280	30,756
Loss on actuarial obligations arising from remeasurement	4,135,585	5,829,439
Actuarial losses arising from changes in financial assumptions	3,491,997	7,487,140
Actuarial losses/(gains) arising from experience adjustments	643,588	(1,657,701)
Present value of actuarial obligations at the end of the year	37,523,363	33,303,765

Consolidated results of defined social security benefits - reconciliation of the fair value of plan assets

Defined pension benefit plans - Changes and composition of the fair value of assets:

	2020	2019
Fair value of assets at the beginning of the year	29,687,699	25,819,845
Benefits paid during the year	(2,310,773)	(2,421,730)
Participant contributions disbursed during the year	38,280	297,175
Employee contributions disbursed during the year	245,127	292,574
Expected return on assets for the year	2,016,536	2,196,777
Gain on plan assets (excluding interest income)	1,717,470	3,503,058
Fair value of assets at the end of the year	31,394,339	29,687,699

Effective return on assets for the year	3,734,006	5,699,835

Consolidated results of defined social security benefits, health plans and life insurance - Amounts recognized in Other Comprehensive Results:

	2020	2019 (Revised)
Actuarial gains (losses) recognized in OCI in the fiscal year - Social security benefit plans, health plans and life insurance	(2,304,304)	(2,075,470)

c) Disclosure of Other Post-Employment Benefits

Consolidated results of other post-employment benefits - conciliation of present value of defined benefit obligations

Other post-employment benefits - Changes in present value of actuarial obligations:

	2020	2019
Amount of actuarial obligations at the beginning of the year	196,181	246,207
Current service cost	3,679	7,253
Interest on actuarial obligation	9,651	15,546
Benefits paid during the year	(46,586)	(116,930)
Health plan write off	(29,248)	(5,555)
Loss on actuarial obligations arising from remeasurement	91,794	49,660
Actuarial losses arising from changes in demographic assumptions	80,593	69,803
Actuarial losses arising from changes in financial assumptions	743	1,162
Actuarial losses resulting from experience adjustments	10,458	(21,306)
Present value of actuarial obligations at the end of the year	225,471	196,181

d) Actuarial and Economic Assumptions

The actuarial assumptions presented below were used to determine the defined benefit obligation and the expense for the year.

Economic Hypotheses
	2020	2019
Annual effective discount interest rate	2,69% to 3,80%	3,07% to 3,37%
Projection of average wage increase	0,25% to 2,01%	1,00% to 2,00%
Annual average inflation rate	3.27%	3.68%
Expected return on plan assets (i)	3.27%	3.68%

(i) represents the maximum and minimum rates of return on plan assets.

Demographic Assumptions
	2020	2019
Turnover rate	0% pa; Ex-Nucleos 2018; Zero turnover table	0% pa; Ex-Nucleos 2018; Zero turnover table
Table of active and inactive mortality

AT-2000 (segregated by gender) downsized by 10%; AT-2000 (segregated by gender) downsized by 15%; Women’s AT-83 Basic (downsized by 10%); AT-2000 Basic downsized by 5%, segregated by gender; Men’s AT-2000

AT-2000 (segregated by gender) reduced by 10%; AT-2000 (segregated by gender) downsized by 15%; Women’s AT-83; AT-2000 (male); AT- 2000 (segregated by gender) downsized by 10%; AT-2000 Basic downsized by 5%, segregated by gender

Table of mortality of diabled persons	RRB-1983; AT-49 segregated by gender; AT-49 Relieved in 2 years Male; MI-2006 (segregated by gender) downsized by 10%; AT-83 IAM (male)	RRB-1983; AT-49 segregated by gender; AT-49 Relieved in 2 years Male; AT-83 IAM (male); MI- 2006 (segregated by gender) downsized by 10%
table of disability	LIGHT; ALVARO VINDAS (downsized by 50%); Álvaro Vindas; TASA 1927; ALVARO VINDAS (50% off); LIGHT (AVERAGE)	LIGHT; ALVARO VINDAS (downsized by 50%); TASA 1927

The definition of the overall rate of return on the plan’s assets considered the market policy of Federal Government bonds, according to criteria recommended by national and international standards, for terms similar to the flow of obligations under the benefits program, in the so-called Duration.concept.

The expected global rate of return corresponds to the weighted average of the expected returns of the various categories of plan assets. Management’s assessment of the expected return is based on the historical return trends and market analysts’ forecasts for the asset over the life of the respective obligation. The current return on BD plan assets on December 31, 2020 was R$ 309,967 (R$ 353,666 in 2019) in the Company and R$ 3,734,006 (R$ 5,699,835 in 2019) in consolidated.

e) Employers’ contributions

As of December 31, 2020, the contributions made by the Company for the constitution of mathematical provisions for benefits under the CD Plan reached R$ 2 (R$ 293 in 2019) and R$ 2,756 (R$ 3,488 in 2019) in the consolidated.

As of December 31, 2020, the contributions made by the Company, for the constitution of the mathematical provisions for benefits of the BD Plan, reached R$ 15,236 (R$ 30,912 in 2019) and R$ 242,370 (R$ 289,086 in 2019) in the consolidated.

The Company expects to contribute R$ 224,108 to the defined benefit plan during the next year and R$ 2,160,119 to the consolidated.

The weighted average duration of the defined benefit obligation for the Company is 67 years and 64 years for the consolidated.

Analysis of expected maturities of undiscounted benefits from post-employment defined benefit plans for the next 10 years:

Social Security Program	2021	2022	2023	2024	2025	After 2026	Total
As of December 31, 2020	2,160,119	2,116,096	2,084,117	2,033,480	1,989,998	15,854,241	26,238,051

f) The significant actuarial assumptions for determining the obligation of defined benefit plans are: discount rate, expected salary increase and mortality. The sensitivity analysis below was determined based on reasonably possible changes in the respective assumptions that occurred at the end of the reporting period, keeping all other assumptions constant.

•	If the discount rate on the obligation were 1% higher or lower, the defined benefit obligation would have a reduction of R$ 3,700,111 or an increase of R$ 4,308,146, respectively.
•	If the expectation of wage growth on the obligations increased or decreased by 1%, the defined benefit obligation would have increased by R$ 253,585 or reduced by R$ 271,076, respectively.

The sensitivity analysis presented may not be representative of the actual change in the defined benefit obligation, since the change is not likely to occur in isolated assumptions, considering that some of the assumptions may be correlated.

In addition, in the presentation of the sensitivity analysis, the present value of the defined benefit obligation was calculated using the projected credit unit method at the end of the reporting period, which is the same as that applied in the calculation of the defined benefit obligation liability recognized in the balance sheet.

There was no change in relation to previous exercises in the methods and assumptions used in the preparation of the sensitivity analysis.

g) Amounts included in the fair value of plan assets

Asset Category	2020	2019
Assets Immediately Available	1,176	3,854
Realizable Assets	788,598	904,742
Fixed Income Investments	30,197,616	24,240,626
Variable Income Investments	7,570,489	5,972,474
Real Estate Investments	1,019,850	945,036
Structured Investments	1,019,744	600,497
Loans and Financing	867,657	701,401
Others	17,819	31,016
Collective risk benefit fund	22,201	27,514
(-) Funds receivable from sponsor and participant	(9,005,558)	(2,854,987)
(-) Operating liabilities	(146,169)	(84,778)
(-) Contingency liabilities	(247,337)	(248,344)
(-) Investment Funds	(202,366)	(243,479)
(-) Administrative Funds	(387,349)	(241,042)
(-) Social Security Funds	(122,032)	(66,831)
Total Assets	31,394,339	29,687,699

Fair values of equity and debt instruments are determined based on market prices quoted in active markets, while fair values of real estate investments are not based on market prices quoted in active markets.

Accounting policy

Retirement obligations

The company and its subsidiaries sponsor pension plans, which are generally financed by payments to these pension funds, determined by periodic actuarial calculations. The company has defined benefit plans, as well as defined and variable contributions. In defined contribution plans, the company makes fixed contributions to a separate entity. In addition, it has no legal or constructive obligations to make contributions, if the fund does not have sufficient assets to pay, to all employees, the benefits related to services provided in current and previous years linked to this type of plan. A defined benefit plan is different from a defined contribution plan, since, in such defined benefit plans, a retirement benefit amount is established for an employee to receive upon retirement, usually dependent on one or more factors, such as age , time of service and remuneration. In this type of plan, the company has the obligation to honor the commitment assumed, in case the fund does not have enough assets to pay, to all employees, the benefits related to the services provided in the current and previous years linked to this type of plan. .

The liability recognized in the Balance Sheet, in relation to the defined benefit plans, is the present value of the defined benefit obligation at the balance sheet date, less the fair value of the plan assets. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflows. The interest rates used in this discount are consistent with market securities, which are denominated in the currency in which the benefits will be paid and which have maturity terms close to those of the respective pension plan obligation.

Actuarial gains and losses are substantially the result of adjustments, changes in actuarial assumptions and income from plan assets, and are debited or credited to other comprehensive income.

Past service costs are immediately recognized in the income statement when a plan change occurs.

With respect to defined contribution plans, the company pays contributions on a mandatory, contractual or voluntary basis. The company has no additional payment obligations after the contribution is made. Contributions are recognized as an employee benefit expense, when due. Contributions made in advance are recognized as assets to the extent that a cash refund or a reduction in future payments is available.

Other post-employment obligations

Some of the company’s companies offer post-retirement health care benefits to their employees, in addition to life insurance for active and inactive employees. The right to these benefits is generally subjected to the employee remaining in the job until retirement age and the completion of a minimum period of service, or his disability as an active employee.

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

Termination Benefits

Termination benefits are payable when the employment relationship is terminated by Eletrobras Companies before the normal retirement date, or whenever an employee accepts voluntary dismissal in exchange for these benefits. Eletrobras Companies recognize termination benefits on the first of the following dates: (i) when Eletrobras Companies are no longer able to withdraw the offer of these benefits; and (ii) when the entity recognizes restructuring costs that are within the scope of IAS 37 and involve the payment of termination benefits. In the case of an offer made to encourage voluntary dismissal, termination benefits are measured based on the number of employees who are expected to accept the offer. Benefits that expire after 12 months from the balance sheet date are discounted to present value.

NOTE 32 – PROVISIONS AND CONTINGENT LIABILITIES

The company and its subsidiaries are parties to several lawsuits in progress within the judiciary authority, mainly in the labor and civil spheres, which are at various stages of the legal process.

32.1 - Provisions

The company and its subsidiaries set up provisions in an amount sufficient to cover losses considered probable and for which a reliable estimate can be made in the following amounts:

	12/31/2020	12/31/2019
Current
Civil	1,719,597	1,030,288
Labor	2,965	1,200
	1,722,562	1,031,488
Non-current
Civil	21,775,547	22,104,428
Labor	2,079,618	1,774,297
Tax	252,913	336,213
	24,108,078	24,214,938
Total	25,830,640	25,246,426

These provisions had in the year ending December 31, 2020, the following evolution:

Balance as of December 31, 2019	25,246,426
Establishment of provisions	4,897,638
Reversal of provisions	(1,213,524)
Monetary correction	872,880
Judicial deposits	(677,714)
Write-offs	(47,484)
Payments	(3,247,582)
Balance as of December 31, 2020	25,830,640

The change in the establishment of provisions in the Company and in the subsidiary is related to the revision of estimates due to the evolution of decisions in the execution and settlement phase of the lawsuits, mostly related to civil cases referring to the compulsory loan.

Eletrobras made payments in the year ending December 31, 2020 related to judicial executions involving the compulsory loan, which totaled R$ 3,125,215.

Summary of the main processes:

32.1.1 - Civil

As of December 31, 2020, the company and its subsidiaries have civil lawsuits of R$ 23,495,144 (R$ 23,134,716 as of December 31, 2019), this being the probable estimate of outflow of funds to settle these proceedings.

Civil lawsuits mainly discuss the claim for monetary correction on the compulsory loan, lawsuits arising from payments, fines and charges for alleged delays and defaults, collective actions for putative securities, and civil lawsuits related to the consumption relationship, related to moral and material damages arising mainly from irregularities in the measurement of consumption and undue charges according to the main processes described below:

•	Compulsory Loan

The compulsory loan on the consumption of electricity, instituted by Law 4,156 / 1962, aimed to generate the required resources for the expansion of the Brazilian electricity sector, and was abolished by Law 7,181, of December 20, 1983, which set the date of 31 December 1993 as the final collection deadline.

There is a significant judicial litigation involving the company, in which the largest number of lawsuits seeks to challenge the criteria for monetary restatement of the compulsory loan book-entry credits on electricity consumption, which were determined by the legislation governing the compulsory loan and applied by the company, as well as the application of inflationary adjustments arising from economic plans implemented in Brazil. As of December 31, 2020, the Company had 3,624 lawsuits related to this topic provisioned.

The Company believes it satisfied its obligations relating to the compulsory loan involved in judicial disputes through the issuance of preferred shares at shareholders`meetings on April 20, 1988, April 26, 1990, April 28, 2005 and April 30, 2008, respectively.

The divergence about the merits for monetary restatement of the referred credits was referred to the STJ, and the question of merit was decided by that court, through repetitive appeals embodied in Special Appeal 1,003,955 / RS and Special Appeal 1,028,592 / RS and Embargoes of Divergence in Special Appeal 826.809 / RS. After the judgment and publication of the decision, , future legal proceedings that involve the same and/or similar issues should follow the same legal conclusions.

However, the matter is currently the subject of appeals before the Federal Supreme Court - STF, which are pending judgment.

Despite the fact that the matter was submitted to the STF, in view of the precedents of the STJ, the motions have taken their normal course and, consequently, there have been several rulings to the payment of differences in monetary correction and interest rates of 6% per year, the latter reflecting differences in monetary correction. As a result of the same and expert reports and judicial accounting issued to the detriment of the company, Eletrobras has been the target of lawsuits, and there is disagreement with the plaintiffs as to how to determine the amount due, especially with regard to the application of the 6% compensatory interest, for example, after the General Meeting that decided the conversion of these credits into shares and the five-year term for the collection of said interest. The Company considers the application of the interest rate of 6% after the shareholders`meeting as a possible loss.

Eletrobras, in the scope of these processes, has recorded provisions related to: (i) difference in the base value resulting from the monetary restatement criteria, (ii) compensatory interest (6% interest rate applied until the date of the shareholders ‘meeting).; and (iii) application of default interest (substantially the SELIC rate).

	12/31/2020	12/31/2019
Main	5,860,592	6,128,374
Compensatory interest	1,875,942	1,714,617
Default interest	9,444,919	9,718,620
Other funds	271,716	-
	17,453,169	17,561,611

•	Time lapse for the application of compensatory interest

The most relevant controversy of the lawsuits that discuss the monetary restatement of reserve requirements is related to the continued application of compensatory interest reflecting 6% per year, after the General Meeting of conversion. In accordance with the current precedent of the STJ (repetitive appeals Special Appeal 1,003,955 / RS and Embargoes of Divergence in Special Appeal 826,809 / RS), the compensatory interest of 6% per year should cease on the date of the General Conversion Meeting, subject to a five-year limitations period. The Company considers the application of this compensatory interest as possible loss, after the shareholders`meeting.

The difference in monetary restatement determined on the date of the General Shareholders' Meeting for conversion (if any), as it is a judicial discussion, will now be subject to the charges of judicial debts, that is, IPCA-E until the beginning of the application of the SELIC rate (Brazilian interest rate defined by the Central Bank), which is applied to the loan principal and any compensatory interest reflected from later of the date of the shareholders' meeting on which the conversion occurred or the date of the summons. The Company, except for a specific judicial decision, adopts this understanding.

Through the divergence embargo in Special Appeal number 790.288 / PR, by the STJ, on June 12, 2019, the plaintiffs obtained a favorable decision, by a vote of 5 ministers, out of a total of 9 voting ministers, in the specific process, to have the incidence of compensatory interest of 6% per year, applied from the 143rd Extraordinary General Meeting, of June 30, 2005, until the effective payment, accruing at the SELIC rate. Following this decision, the Company filed a motion for clarification, explaining the that there are no legal basis of accruing interest rate (6%) cumulative to the SELIC rate and also arguing that the above mentioned judgment, unfavorable to Eletrobras, does not have the effect of a repetitive appeal, under the terms of article 1,036 of the Civil Procedure Code, for that reason, it has no binding effect for other legal proceedings in respect of the same subject, and is contrary to the precedent arising from Special Appeal 1,003,955 / RS and Embargoes of Divergence in Special Appeal 826,809 / RS. These last two appeals, which are those adopted by Eletrobras to estimate its provision, were judged by the STJ as repetitive appeals, of general repercussion, and, therefore, must be considered for the other lawsuits that deal with this specific issue, according to the Brazilian legislation. Therefore, Eletrobras considers that the interest rate of 6% should cease at the date of the shareholders ‘meeting'.

By December 31, 2020, the appeal filed by Eletrobras had 4 votes in favor and 3 against, pending decision by 2 ministers of the STJ.

In this context, we identified that, in subsequent judgments, in other legal proceedings on the same subject, the understanding of the restriction on the application of 6% compensatory interest until the date of the meeting was maintained, which confirmed the company's understanding mentioned above (Special Appeal No. 1,818,653 / RS, Special Appeal No. 1,804,433 / RS, Motion for Clarification in Special Appeal No. 1,659,030 / RS, Internal Appeal in Special Appeal No. 785,344 / PR (judgment), Motion for Appeal in Special Appeal No. 1,702,937 / RS and Motion for Clarification in the Appeal in Special Appeal No. 866,941 / PR, under the terms of the preceding Special Appeal No. 1,003,955 / RS).

Therefore, the aforementioned process No. 790.288 / PR, which had an unfavorable decision for Eletrobras, and whose decision on the appeal is pending, is not decisive to influence the estimate made by the company's management regarding the provision, now recognized in this intermediary financial information, and will be object of appeal by the company.

• Inclusion of compulsory credits not foreseen in the initial demand

Regarding the discussion on the enforcement of credits not mentioned in the initial petition, in December 2020, we had an unfavorable decision in connection with legal proceeding No. 0023102-98.1990.8.19.0001, which is pending our appeal. This legal proceeding was commenced in 1990, prior to the third and fourth Conversion Meetings. Although the court of first instance ratified an expert report that indicates an amount due of R$1.4 billion (which may reach R$1.8 billion considering the monetary restatement and the application of the fine and fees claimed by the plaintiffs), we have calculated an amount due of R$227 million and believe our calculation is correct in our opinion, the difference between the amounts charged by the plaintiffs and those identified by us is related to a series of defects contained in the expert report, which was approved by the lower court, including in particular the inclusion of credits that were not addressed in the initial petition. Some of these credits not included are credits of branches and merged companies and credits arising from the third Conversion Meeting, which took place in 2005, almost 10 years after the decision was pronounced on the original demand of the case. In addition, this decision did not follow the precedent established by repetitive Special Appeal No. 1,003,955/RS as it failed to apply the limitation period to the interest provisions and improperly applied a default interest rate of 12% per year. On appeal, we obtained a favorable preliminary decision to suspend compliance with the decision that ordered payment of the approved amount. However, as this is a monocratic decision that did not deal properly with the merits of the amounts due, we classified the risk of loss associated with this proceeding as probable, we recorded an additional operating provision of R$1.6 billion in the fourth quarter of 2020, bringing our total operating provisions in respect of compulsory loans to approximately R$17.4 billion as of December 31, 2020, as noted above. Notwithstanding the provision, we expect that, in the future, when judging the merits of the appeal, the decision related to the expert report may be amended.

Other rulings, such as in the Internal Appeal in the EDcl in the EDv in the Divergence Embargoes in Special Appeal No. 799.113-SC, already understood that the branches of companies do not have the legitimacy to execute a court order referring to the difference in monetary correction of the compulsory loan rendered in favor of the Company, as it had not participated in the knowledge process. However, if there are cases similar to the Gerdau case mentioned above, the company may have to adjust its provision to amounts that may be relevant.

It is important to note that all the values mentioned in this note, including the values including compulsory obligations, constitute an estimate and will always depend on precise impact assessments when they occur and if they occur.

Eletronorte

•	Compensation - Sul América Companhia Nacional de Seguros

This is the reimbursement of amounts to Sul América due to the payment made to Albrás Alumínio Brasileiro SA for the claim suffered as a result of the interruption of the electricity supply. At the Special Appeal, Eletronorte was condemned to the totality of the obligation. This decision was opposed to a motion for clarification, which is pending judgment. The balance of the provision on December 31, 2020 amounts to R$ 390,000 (R$ 363,412 on December 31, 2019).

On January 21, 2021, the Board of Directors of Eletronorte approved a judicial agreement to close this lawsuit through the payment of R$ 390,000.

•	Expropriation action - HPP Balbina

Expropriations filed by Eletronorte in order to indemnify the owners of the areas affected by the formation of the reservoir of Balbina Hydroelectric Power Plant (AM). Most of the cases are in the process of being fulfilled. There is discussion about the legitimacy of the titles presented by the expropriated, and the Federal Public Ministry even filed a Public Civil Action challenging these titles. The provision set up for this claim as of December 31, 2020 is for R$ 271,855 (R$ 265,979 as of December 31, 2019).

Chesf

•	Partial nullity of additive (Analytical price correction factor K)

Chesf is the author of a lawsuit in which it asks for the declaration of partial nullity of an additive (Factor K of analytical price correction) to the civil works contract of Usina Hidrelétrica Xingó, signed with the consortium formed by the Brazilian Company of Projects and Works - CBPO, Construções e Comércio and Mendes Júnior Engenharia SA - CONSTRAN SA (defendants in this process) and the return of amounts paid, as a Factor K, in the amount of approximately R$ 350,000 (values of that time, converted into reais), in double. The defendants, in addition to contesting the deed, pleaded the condemnation of Chesf to comply with payments resulting from the same contractual amendment, not timely settled by the company (partial disallowance of Factor K between July 1990 and December 1993, and full suspension of the payment of Factor K , from January 1994 to January 1996).

After the proceedings in ordinary courts, Chesf’s action was dismissed and the defendants’ counterclaim was upheld, both decisions handed down by the Pernambuco Court of Justice - TJPE.

The lawsuit is pending before the STJ due to an appeal by Chesf. In August 2010, it was dismissed by majority, which was subsequently the subject of the first Motion for Clarification by all parties, now already judged (those of Chesf declared unfounded; partially upheld, in terms of succumbency fees, those presented by the plaintiffs), and also the second Embargoes of Declaration of all parties, equally judged now and again were appelaed by Embargoes of Declaration by Chesf, which were rejected with a fine of 0.01% of the value of the case. Subsequently, Chesf, within the legal term filed an Appeal for Divergence and Extraordinary Appeal: the Embargoes for Divergence, due to their specific peculiarities, depend on the assessment in part by the Special Court and in part by the first section, both of the same STJ - before the Special Court of the STJ there was an dismissed judgment in February 2016, and currently the same Embargoes of Divergence are awaiting consideration by the STJ; filed at the same time but destined for the STF, it will only be considered in due time after the end of the appreciation of the Divergence Embargoes in all its internal instances of the STJ.

On the other hand, the “Provisional compliance with judgment” procedure is being processed in first instance, proposed by the same parties opposed to Chesf in the case, where:

•	The court approved the calculation of the judicial accountant (although applying updating criteria that are clearly wrong for the case) fixing (provisionally) the amount of the principal sentence (for April 2015) at approximately R$ 1,035 million;
•	There was a presentation by Chesf of a “guarantee insurance” originally accepted by the prosecuting court, but, in appeal, refused by the TJPE;
•	Up to December 2016, Chesf’s bank financial assets were embargoed for approximately R$ 500 million; and
•	Chesf filed appeals and complaints pending consideration by the TJPE.

In December 2016, due to a new appeal filed by Chesf pending before the STJ and referring to that same ordinary process (liquidation action), a decision was ruled that results in the extinction / suspension of the liquidation action and the provisional enforcement action (being this originated from the liquidation action), consequently releasing in full, in favor of Chesf, the entire amount hitherto blocked / pledged. The final judgment was initiated with a single vote against Chesf (the judgment was subsequently suspended).

Chesf updated the provision in the amount of R$ 1,500,395 (R$ 1,287,047 as of December 31, 2019) and additionally R$ 151,235 (R$ 128,805 as of December 31, 2019) in relation to the amount of the sentence in succumbence fees in favor of the patrons of the parties adverse to Chesf. Taking especially as a reference, the decision manifested by the TJPE regarding the liquidation action, currently in progress before the STJ, is awaiting process and judgment with attribution of suspensive effect on the appeal as mentioned above, and the values around which there is a conviction of unawareness / inapplication to the case. There is no time forecast for the outcome of this dispute.

•	GSF - Hydrological risk

The GSF is a systemic index that indicates the amount of energy generated by all hydraulic plants participating in the Energy Relocation Mechanism (MRE) of the National Interconnected System (SIN) in relation to the total physical guarantee of the MRE. In July 2015, Chesf was charged under the rules adopted by the CCEE, to apportion the default value of other agents due to GSF exposure, even though it did not cause the problem. Chesf then called the judicial sphere and obtained, through an injunction, the neutrality of the effects of the apportionment of injunctions of other agents and of GSF, less than 95% of the accounts in the Short Term Market - MCP.

Since then, regardless of the amount of GSF that occurred in that period, Chesf has been perceiving, in the amounts recorded by MCP, a “credit” arising from the effects of the injunction granted. The amounts correspond to the remaining of the non-quota plants, under the scope of the MRE, namely: the Sobradinho Plant and a portion of energy not allocated to the quota regime of the other Chesf plants. Considering that the hydrological risks for non-quota plants, according to current legislation, are attributed to hydraulic generators, Chesf believes that the effects of the injunction can be temporarily lifted, with the immediate consequence of “returning”, via accounting in the MCP, of the amounts perceived in settlements, since 2015, when the preliminary injunction was issued. Therefore, the company has been provisioning the amounts that are being credited monthly to Chesf on settlement at CCEE resulting from the GSF limitation imposed by the abovementioned injunction.

Replies were made to ANEEL ’s and the Federal Union’s contests, as well as to the interlocutory appeal filed by the Federal Union, against which Chesf filed in July 2019. In October 2019, the active suspensive effect was granted in favor of the Federal Union. In November 2019, Chesf filed a motion for clarification, which provision was denied, confirming, however, that the effects of the decision would not be retroactive. In December 2019, Chesf filed an internal appeal. In first degree, the migration of the process to the Electronic Judicial Process (PJe) was determined, with the same conclusion for the sentence. Chesf has a provision in its noncurrent liabilities to support eventual losses, in the amount of R$ 1,446,623 (R$ 1,084,386 as of December 31, 2019).

32.1.2 - Taxes

As of December 31, 2020, the company and its subsidiaries have tax lawsuits of R$ 252,913 (R$ 336,213 as of December 31, 2019), which is the probable estimate of resources needed to settle these proceedings.

Tax lawsuits mainly discuss PIS and COFINS offsets, collection of undue social security contributions, assessments for the extemporaneous bookkeeping of ICMS credits, requirements for ICMS credit reversal on energy losses, use of ICMS credit due to CCC subsidies, in addition to various tax foreclosures and processes in which consumers seek reimbursement of paid public lighting fees.

32.1.3 - Labor

As of December 31, 2020, the company and its subsidiaries have labor lawsuits of R$ 2,082,583 (R$ 1,775,497 as of December 31, 2019), which is the probable estimate of disbursement of funds needed to settle these proceedings.

Labor proceedings are mainly composed by lawsuits brought by staff employees of companies providing services, linked to issues related to labor and employment relations.

32.2 - Contingent Liabilities

Additionally, the company has lawsuits assessed as possible losses in the following amounts:

	12/31/2020	12/31/2019
Civil	34,839,649	31,817,331
Labor	4,500,051	5,900,822
Tax	8,818,294	12,131,337
	48,157,994	49,849,490

32.2.1 - Civil

As of December 31, 2020, the company and its subsidiaries have civil lawsuits of R$  34,839,649 ( $ 31,817,331 as of December 31, 2019), the likelihood of loss being possible, but where no provision is made.

•	Compulsory loan - Application of compensatory interests after the conversion meeting

Despite favorable results for us in certain repetitive appeals (recursos repetivivos), there have also been unfavorable decisions, such as the Motion for Reconsideration by the STJ in the Special Appeal No. 790.288/PR, on June 12, 2019 (“June 2019 STJ Decision”). In this proceeding, the plaintiffs obtained a favorable decision from five ministers, out of a total of nine voting ministers, which stated that the compensatory interest of 6% per year should be applied from the 143rd Extraordinary General Meeting held on June 30, 2005 until the effective payment, accruing at the SELIC rate. Following this decision, we filed a motion for clarification, explaining the legal and practical challenges of accruing interest at the SELIC rate and also arguing that this unfavorable judgment does not have the effect of a repetitive appeal, under the terms of article No. 1,036 of the Civil Procedure Code; for that reason, we argued that it has no binding effect for other legal proceedings in respect of the same subject, and is contrary to the precedent (Special Appeal No. 1,003,955/RS and the Motion for Reconsideration in the Special Appeal No. 826,809/RS). By December 31, 2020, the appeal filed by us had four votes in favor and three against, pending decision by two ministers of the STJ. As of the date of this annual report, these proceedings have been suspended with no fixed resumption date.

Based on the information currently available, we do not believe that the June 2019 STJ Decision (which we are currently appealing) warrants any revision to estimates by our management regarding the appropriate provision for litigation concerning compulsory loan book-entry credits, as now recognized in our consolidated financial statements. Among other reasons, we identified that, the following judgments in other legal proceedings on the same legal issues have confirmed our understanding that the additional 6% compensatory interest applies only until the date of the relevant Conversion Meeting: Special Appeal No. 1,818,653/RS, Special Appeal No. 1,804,433/RS, Motion for Clarification in the Special Appeal No. 1,659,030/RS, Internal Appeal in the Special Appeal No. 785,344/PR (judgment), Motion for Clarification in Special Appeal No. 1,702,937/RS, Motion for Clarification in the Special Appeal No. 866,941/PR, under the terms of the preceding Special Appeal No. 1,003,955/RS, Motion for Reconsideration Due to a Decision (Embargos de Divergência) in Special Appeal No. 1,709,573/RS, and Motion for Reconsideration Due to a Decision (Embargos de Divergência) in Special Appeal No. 1,859,551/PR.

However, if our appeal is unsuccessful and the STJ’s reasoning in June 2019 STJ Decision is applied in other cases, specifically with regard to the continued application of compensatory interest of 6% per year, even after the relevant Conversion Meeting, we may need to significantly increase our provision of the disputes currently recorded as of the date of this annual report. We estimate, based on the information currently available, that this increase may be approximately R$ 11,458 million (currently classified as possible risk of loss).

We have not recorded any provision for any portion of this amount because, in our opinion, the likelihood of loss associated with the relevant claims remains possible, rather than probable. Our assessment of the pending litigation and our exposure thereto is necessarily ongoing in nature, however, and may change over time in response to new developments with respect to the likelihood of loss, the magnitude of potential loss, or both.

Eletronorte

•	Collections by the National Consortium of Engineers Consultores SA - CNEC for monetary correction and interest for late payment

Collection lawsuit filed by CNEC, aiming to receive monetary restatement and interest for late payment of invoices, due to disproportionate monetary correction to the real value of the currency, for the suppression and use of indices divorced from contractual reality. Eletronorte maintains that the parties resolve all of their pending matters by signing the “Debt Recognition, Consolidation and Payment Agreement and other covenants”, and that the claimed right is prescribed and settled. As of December 31, 2020, the updated amount of the claim is R$ 529,833, as the expert calculations determined the amount of R$ 529,833 (R$ 503,653 as of December 31, 2019).

•	Action for damages - MAVI Engenharia e Construções

The lawsuit deals with contractual rescission combined with obligations to do and not to do, with request for urgent relief, proposed by MAVI Engenharia e Construções Ltda., against the Green Line Transmissora de Energia S/A, in the amount of R$ 246,634 (R$ 275,972 on December 31, 2019).

CGT Eletrosul

•	Collection of obligations arising from loans - Banco KfW

This process deals with the collection by the bank KfW of the obligations arising from loans to granted to the company, which was considered as guarantor of the referred loan. The collection includes overdued amortizations (accounted for contractual fines), overdued loan interests, overdued interest on overdued amortizations and damages. These collections refer to guarantees for 4 contracts of Usina Termelétrica Winimport SA

The company does not recognize the validity of the guarantees granted, given the non-compliance with corporate governance rules provided in the Bylaws of the then CGTEE (currently called CGT Eletrosul) and violation of Brazilian legislation, which in turn prohibits the granting of guarantees by indirect administration entities, except when provided by financial institutions (art. 96 of Federal Decree nº 93.872 / 86).

In 2016, a condemnatory sentence was handed down, in favor of KfW, in the estimated equivalent amount of EUR 74,330. In the same year, the company filed an appeal.

In second instance, after hearings, the Regional Superior Court of Germany decided to obtain the opinion of an expert on Brazilian legislation, in particular of Decree 93.872 / 1986 and the need for the consent of the Board of Directors for such encumbrance, as determined by Law 6,404 / 1976. Currently, the process is in the stage of manifestation of the parties in view of the points subject to expert evidence. There is still no decision at second instance.

The company maintains the amount of R$ 648,719 classified as civil contingencies of possible risk.

Chesf

•	Environmental damage - Association of Fishermen of the Cabeço and Saramém Village

Public civil action filed against the company by the Community Association of Povoado do Cabeço e Adjacências, in the amount of R$ 368,548, with the objective of obtaining financial compensation due to alleged environmental damages caused to fishermen in Cabeço, downstream of HPP Xingó,caused for the construction of this plant.

The Brazilian Institute for the Environment and Renewable Natural Resources - IBAMA, IMA-AL, the Bahia Regional Administration Council - CRA-BA, the Federal Union and Adema-SE were included in the passive pole of the action. On the other hand, a public civil action filed against Chesf by the Associação de Pescado do Povoado Cabeço e Saramém was also in progress, to which the amount of R$ 309,114 was attributed for the same purposes as the demand previously mentioned. In April 2008, a sentence was passed recognizing the Federal Court’s competence to process and judge the deed. In February 2009, the two lawsuits were considered to be procedurally related and started to be processed together. The two expert reports were made available to Chesf in December 2015.

The opinion of Chesf’s technical assistants, who challenged the expert reports, was presented in both lawsuits in May 2016. In turn, Chesf’s final allegations were filed in September 2016, with the processes, in December 2018, concluded for judgment and having provided for the migration of the process to the PJe system on January 24, 2019. On May 21, 2019, after the digitization, a court ruled that the deed should be concluded again for sentence.

Chesf classified the risk of loss as possible, in the estimated amount of R$ 559,699 (R$ 715,673 as of December 31, 2019).

•	Nullity of the union agreement

Public civil action proposed by the Federal Public Prosecutor’s Office - MPF where, in summary, it pursues the obtaining of a judicial decree that declares the non-existence of the Amendment to the 1986 Agreement, signed in 1991, between Chesf and the representatives of the Union of Workers Pole Rural Submedia São Francisco. The amount attributed to the claim was R$ 1,000,000. A sentence was handed down declaring the 1991 agreement between Chesf and Polo Union to be null and void, which changed the way of calculating the Temporary Maintenance Allowance (VMT) to the equivalent of 2.5 minimum wages; as well as to determine the payment of the differences found, since 1991, between the amount actually paid and the value of 2.5 minimum wages, monetarily corrected and plus moratory interest for each family that received or still receives the VMT, for the respective period that have received and that belong to the territorial jurisdiction of this judicial subsection, except for the cases of resettlers who have concluded the terms of extrajudicial agreements and the public deed of donation with the defendant, renouncing the benefits of VMT, as well as removed the right of interested parties to the perception of installments affected by the five-year statute of limitations, as from the filing of the lawsuit. Appeals were filed against the sentence by Chesf and the MPF, these appeals are awaiting judgment, and were distributed by dependency in November 2016 to the Federal Appeals Judge.

In December 2016, it was concluded pending reporting and voting. On February 21, 2020, the process was migrated to the PJe system. This position remains unchanged until December 31, 2020, based on the assessment of its legal representatives, Chesf classified the risk of loss as possible, in the estimated amount of R$ 1,000,000 (R$ 1,000,000 on December 31, 2010). December 2019).

•	Collection of alleged losses to final consumers

This is a public civil action handled by ANEEL with the aim of charging Chesf for alleged losses that final consumers of electricity would have had caused by the delays in the works related to the so-called Shared Generation Facilities - ICGs. This loss would amount to R$ 1,471 million. Chesf received the summons and filed a challenge to the case in December 2015. A reply was submitted by ANEEL, the judge rejected the production of evidence required by Chesf. The MM. Court determined the subpoena of the MPF for manifestation which was carried out. Chesf petitioned for suspension of the process, due to the strategy of taking the case to the Federal Public Administration’s Attorney General’s Office - CCAF / AGU. In December 2017, the suspension request was granted for a period of 6 months. An application was filed with the CCAF / AGU in March 2018. There was a conciliation hearing, in which the parties showed no interest in reconciling. The process had been concluded for sentence since December 2018. In September 2019, a sentence was rendered in which the claim was partially upheld to convict Chesf to reimburse the amounts paid by the CCEE. The sentencing court ruled that the Union was to blame for the delay, so that Chesf’s liability would be limited to the percentage of its fault for the delays, which would be assessed by an expert in the sentence settlement phase. In November 2019, an appeal was filed by ANEEL. In the same month, the migration of the process to the PJe was determined, having the time limit for Chesf’s appeal not yet started, due to lack of publication of sentence.

On March 26, 2020, the parties were summoned to express their opinion on the compliance of digital records with physical records and fulfillment of any act already policyd in the physical records. On May 8, 2020, Chesf filed a motion for clarification. On December 31, 2020, ANEEL objected to the motion for clarification filed by Chesf.

Based on the assessment of its legal counsel, Chesf classified the risk of loss as possible, in the estimated amount of R$ 1,470,885 (R$ 1,470,885 as of December 31, 2019).

•	Ordinary action for material damages

This is an ordinary action proposed by Energia Potiguar Geradora Eólica SA, Torres de Pedra Geradora Eólica SA, Ponta do Vento Leste Geradora Eólica SA, Torres de São Miguel Geradora Eólica SA, Morro dos Ventos Geradora Eólica SA, Canto da Ilha Geradora Eólica SA , Campina Potiguar Geradora Eólica SA, Esquina dos Ventos Geradora Eólica SA, Ilha dos Ventos Geradora Eólica SA, Pontal do Nordeste Geradora Eólica SA, and Ventos Potiguares Comercializadora de Energia SA aiming to indemnify in material damages (emergent damages and loss of profits), in the amount of R$ 243,067, which would be due to the alleged delay in the commercial operation of LT Extremoz II - João Câmara II and SE João Câmara II. Contestation and production of expert evidence was granted on March 10, 2016, a report presented by the court’s expert resulted unfavorable to Chesf, with a consequent request for clarification.

On January 29, 2018, a condemnatory sentence was issued against Chesf in the amount of R$ 432,313, of which Chesf filed a motion for clarification, which was dismissed on February 28, 2018, and an appeal was filed by Chesf on March 26, 2018.

Judgment started on March 13, 2019, but was suspended due to a request made by one of the Judges part of the 5th Panel of the Court of Justice of the Federal District and Territories - TJDFT. Judgment resumed on August 28, 2019, in which Chesf’s appeal was granted by 4 votes to 1 and the judgment was published on October 10, 2019. Interposition of embargoes of declaration was presented by both parties, all of which were rejected.

New embargoes of declaration were filed by the plaintiff on January 29, 2020, still pending judgment. On February 18, 2020, it was determined the digitalization of the records in order to include them in the PJe system. On October 18, 2020, the judgment of the embargoes of declaration was published for October 28, 2020. This position remains unchanged on December 31, 2020.

Based on the assessment of its legal advisors, Chesf classified the risk of loss as possible, in the estimated amount of R$ 512,152 (R$ 462,536 as of December 31, 2019).

Furnas

•	Void Order No. 288/02 - AES Sul Distribuidora Gaúcha de Energia SA

This is a declaration of nullity of Order No. 288/02, by the director of ANEEL, in the amount of R$ 263,926, which revoked items 2.10.6, 2.11.1 (b), 2.11.2 and 8.3.2 of the Wholesale Energy Market - MAE rules, approved by ANEEL Resolution 290/2000. Redoing of accounting and settlement of AES Sul’s operations, without applying the rules of Order No. 288/02.

•	Compensation process

This is a compensation proceeding carried out by ABB Ltda., in the amount of R$ 385,500 (R$ 332,404 on December 31, 2019), related to the contract for supplying converter stations to the Itaipu transmission system.

•	Loss share rule credits between agents

Furnas is the plaintiff in a lawsuit in which it asks for the payment of its credits, even if proportionally; for generating financial settlements under the scope of the MCP. This refers to the application of article 47 of the CCEE Trading Convention (loss sharing rule among agents), in the amount of R$ 240,911 (R$ 212,524 on December 31, 2019). This is because, the CCEE would be failing to prioritize certain creditors (protected by judicial decisions), at the expense of the payment of its credits.

•	Charges arising from a writ of mandamus

This is a writ of mandamus filed against the act of ANEEL’s General Director who determined the payment of charges arising from the signing of the Transmission System Use Contract - CUST, Transmission System Connection Contract - CCT and Availability Costs - CUD, within the scope of administrative process No. 48.500.001016 / 05-95 of that regulatory agency, referring to TPP Cuiabá. The contingency is based on pecuniary effects in the event that the security is not granted and Furnas is required to sign such regulated contracts. The amount of the contingency is R$ 230,018 (R$ 220,688 as of December 31, 2019).

Eletronuclear

•	Nullity of licenses granted - Complementary Dry Storage Unit (UAS)

Public Civil Action filed by the Federal Public Ministry against Eletronuclear, CNEN and IBAMA, in the amount of R$ 240,009, aiming at the declaration of nullity of the licenses granted to the 1st defendant for the development of the Complementary Storage Unit - Dry UAS of Central Nuclear Admiral Álvaro Alberto - CNAAA.

32.2.2 - Taxes

As of December 31, 2020, the company and its subsidiaries have tax lawsuits with probability of possible loss in the amount of R$ 8,818,294 (R$ 12,131,337 as of December 31, 2019).

Eletronorte

•	Control Fee, Monitoring and Inspection of Exploration and Use of Water Resources (TFRH)

In December 2014, the state of Pará enacted a law establishing the TFRH. The triggering event of TFRH is the regular exercise of the Police Power conferred to the state on the activity of exploitation and use of water resources in the Pará territory. In view of the non-payment of the abovementioned fee, Eletronorte was fined in 2015 through two tax assessment notices in the amounts of R$ 206,316 and R$ 113,213, totaling R$ 319,529. Subsequently, the tax assessment notices were broken down into a Tax Writ of Mandamus, filed by Eletronorte and Tax Enforcement filed by the State of Pará, whose values were updated until June 2018 and corresponded to R$ 424,484. As of December 31, 2020, the updated amount of the claims is R$ 424,554 (R$ 424,430 as of December 31, 2019).

CGT Eletrosul

•	Taxing aspects of the law 12.783 / 2013

Tax action in the amount of R$ 575,998 (R$ 574,213 on December 31, 2019), referring to collection of income tax and social contributions on the indemnity received due to the renewal of the concessions, according to provisional measure 579/2012, converted into law 12,783 / 2013. In July 2020 there was a judgment of the appeal filed by the company in view of the sentence of the declaratory action. The company’s appeal was unanimously dismissed under the understanding that:

(i)	Tax impact would not depend on the denomination of income. Although this is an indemnity increase, there could be an incidence on taxes;
(ii)	The company and the union signed a mere contractual renegotiation to extend the concession. The reversal could not have occurred, as this would presuppose the extinction of the concession; and
(iii)	The reversal would essentially be an institute, distinct from expropriation, as there would be no compulsory transfer of assets to the Public Power.

Despite the unfavorable judgment, the Treasury cannot initiate collection, in view of the current decision issued in the Writ of Mandate No. 50163442320184047200, suspending the demand for the tax credit until the final decision of the declaratory action. Judgment on the motion for clarification is awaited.

Furnas

•	Administrative process

This is a lawsuit, in the amount of R$ 1,903,685 (R$ 1,858,049 on December 31, 2019), which aims to discuss the collection resulting from the Notice of Infraction drawn up due to alleged irregularities in the calculation of the Corporate Income Taxe and Social Contribution , in which the reversal of the actuarial liabilities of Fundação Real Grandeza - FRG was excluded from real profit, an administrative discussion held in administrative process No. 16682.720517 / 2011-98. As it is an actuarial surplus, the amount was excluded from the calculation base and was included in taxation as it is realized. There was also an undue exclusion of negative balances for 2007, 2008 and 2009 without submission of the Electronic Request for Restitution, Reimbursement or Refund and Declaration of Compensation - PER / DCOMP. After the unfavorable administrative decision, Furnas filed a lawsuit to have its right recognized in court, and as of December 31, 2020, no sentence had been issued in the process. The Federal Union filed a Tax Enforcement order to collect the debt, but the judge suspended its progress until the matter is definitively analyzed in the Annulment Action proposed by Furnas.

•	PIS / COFINS

Infraction notice, in the amount of R$ 1,282,226 (R$ 1,438,031 on December 31, 2019), drawn up due to alleged insufficiency of payments or declaration to PIS / COFINS. Compensation made without presentation of the proper document PER / DCOMP; the Administrative Council for Tax Appeals - CARF dismissed Furnas’ Voluntary Appeal, which brought a Special Divergence Appeal that was partially admitted. Only the matter related to the exclusion of the RGR remains under analysis in CARF’s original process. Other matters were definitively judged at the administrative level. Furnas presented a guarantee to enable the issuance of a Certificate and take the discussion to the judicial sphere.

•	Corporate Income Taxe and Social Contribution - Tax credit

Tax Foreclosure filed by the Federal Government, in the amount of R$ 818,334 (R$ 863,086 on December 31, 2019), for collection of tax credit constituted due to differences in Corporate Income Taxe and Social Contribution determined as a result of the accounting offsetting procedure carried out by the subsidiary Furnas without presentation of a proper instrument. A sentence was handed down in the Embargoes to Tax Foreclosure partially judging the same, to exclude the incidence of the isolated fine that had been applied simultaneosly to the ex officio fine. In the same sentence, the collection was maintained with regard to the compensations made without PER/DCOMP. Furnas filed an appeal against the sentence, which is pending judgment. It is important to inform that the fine had been applied in an abusive way and the sentence excluded it. The fine represents approximately 83% of the charge.

•	Tax assessment notice - tax loss

Infringement Notice in the amount of R$ 815,434 (R$ 673,225 on December 31, 2019), generated due to the use of expenses in 2000 as a tax loss recorded in 2010 and, therefore, offset in calendar years of 2009, 2010 and 2011. Expenses deducted in calendar year 2010 were disallowed by the tax authority. The Voluntary Appeal filed by Furnas was deemed partially valid to reduce the isolated fine imposed. Against the decision, the National Treasury filed a Special Divergence Appeal pending judgment. The process was separated for judicial collection of the portion related to unpaid taxes because the company made compensations without the use of PER / DCOMP, for having had a final administrative decision on this point, so that this amount was excluded from the present lawsuit, which is being analyzed by CARF for other matters.

•	Corporate Income Taxe and Social Contribution - Administrative proceeding

Administrative Proceeding in the amount of R$ 507,989 (R$ 528,363 as of December 31, 2019), concerning the ex-officio posting of Corporate Income Taxe and Social Contribution values, from the period between 01/2012 and 12/2012, plus fines of estimate and craft. This entry was due to the disallowance, by the Federal Revenue Service, of the exclusion of R$ 908,298 carried out by Furnas from the abovementioned tax calculation base for the amount received by Furnas related to the extension of the Concession Agreement for the transmission of electricity n° 062/2001 - ANEEL, of 12/04/2012. At that time, Furnas understood that this amount had an indemnity character and, for this reason, would be exempt from taxation. The lawsuit is in the final administrative stage, having had an unfavorable judgment by CARF. It is under analysis as to whether or not take the discussion to the judicial sphere because it is an indemnity amount, as there is no precedent of Superior Courts in this matter.

•	ICMS - TPP Santa Cruz

Furnas filed an annulment action, in the amount of R$ 447,662, to discuss the collection of ICMS on gas purchased by TPP Santa Cruz for power generation. In his defense, Furnas discusses the nature of the tax benefit (conditioned), to the extent that the deferral of ICMS on gas acquisitions occurred in exchange for the creation and / or expansion of plants / TPPs in order to increase the generation of thermoelectric energy to face the energy crisis of the time. Furthermore, it argues that the State is unable to link the payment of the tax to an immune operation. The State of Rio de Janeiro filed a challenge alleging that the deferral is an extension on the time of payment of the tax and there has not yet been a judgment.

•	Anticipation of debt guarantee

This is an action for anticipating the guarantee of debts contained in PTA No. 16682.720394 / 2020-86, in the amount of R$ 203,663, which included the debts transferred from PTA No. 16682.721073 / 2014-51 in relation to the use of expenses that occurred in 2000 as tax loss recorded in 2009 and offset in the calendar year 2009, as well as the amounts not paid due to compensation without PER / DCOMP in the period. In PTA nº 16682.721073 / 2014-51, the discussion regarding the isolated fine remains due to the alleged insufficiency in the collection of estimates.

Chesf

•	Indemnification related to the Xingó Plant - ICMS

Lawsuit filed by the Municipality of Canindé do São Francisco, requesting the DVA due in view of the amount received from the Federal Union by Chesf, pertinent to the indemnification of the Xingó Plant. The Municipality of Canindé do São Francisco requests that the State of Sergipe proceeds with the inclusion in the Value Added of the base year of 2013 in the amount of R$ 2,925,318. On August 28, 2020, a sentence was passed, correcting the amount of the case to R$ 52,970, dismissing the request of the Municipality of Canindé do São Francisco as unfounded. Chesf classified the risk of loss as “possible” in the estimated amount of R$ 52,970 (R$ 2,925,318 as of December 31, 2019).

32.2.3 - Labor

As of December 31, 2020, the company and its subsidiaries have labor lawsuits of R$ 4,500,051 (R$ 5,900,822 as of December 31, 2019), there is likelihood of loss , however no provision was made.

Eletronuclear

•	Union of Engineers of the State of RJ - SENGE

The main dispute, whose value on December 31, 2020 was R$ 574,020 (R$ 527,931 on December 31, 2019), lies in the interpretation of res judicata that limited the payment of the Price Reference Unit - URP index only for February 1989. However, in the liquidation phase, the other party claimed that the index of 26.05% should be applied month by month until it is incorporated into the remuneration of those replaced or until their resignation. There is a possibility of having a judicial decision ratifying the historical value of R$ 359,671, calculated by the judicial expert in 2014. It should be noted that the Office of the General Counsel for the Federal Government (AGU) has joined the proceedings.

AGU has a legal thesis that is in line with the defense of the controlled company Eletronuclear, when it explains that:

a)	The decision in the liquidation / execution phase, which establishes the right to incorporate URP / 1989 in the remuneration of the replaced, offends the decision that has already been res judicata;

b)	The amount required based on the final and unappealable decision, i.e., the payment of the URP for the month of February, 1989, has already been paid, due to the existence of a Collective Agreement signed in 1989 between the parties to this lawsuit, which specifically addresses the payment of the URP/1989. At the moment there is a report issued by the court’s expert. In November 2017, a court decision was published for the parties to comment on the expert report that answered the questions presented by Eletronuclear. In this report, the Judge’s Expert, by sampling, pointed out that the amounts indicated in the collective bargaining agreement specify the February 1989 URP were paid.

In March 2018, it was published, addressed to the plaintiff, to offer a statement regarding the petition presented by the defendant.

On January 29, 2019, a decision was published for Eletronuclear to pay the debt or offer a defense, which inaugurated the execution phase of the process. In any case, in the decision Eletronuclear was exempted from offering assets for attachment in order to file a defense. Eletronuclear has filed a motion for clarification, with no published decision. A decision was published in July 2019 for Eletronuclear to pay the Court’s expert’s fee, which has already been done.

Accounting policy

Provisions are recognized for present obligations arising from past events, settlement of which is probable and the amounts can be reliably estimated. The amount recognized as a provision is the best estimate of the consideration required to settle the obligation at the end of each reporting period, considering the risks and uncertainties related to the obligation. Where the provision is measured based on the cash flows estimated to settle the obligation, its carrying amount corresponds to the present value of these cash flows (where the effect of the time value of money is relevant).

The provisions for judicial contingencies are recognized for present obligations (legal or non-formalized) resulting from past events, where the amounts can be reliably estimated and settlement is probable. In this case, such contingency would cause a probable outflow of resources for the settlement of the obligations and the amounts involved would be measurable with sufficient certainty, taking into account the opinion of the legal advisors, the nature of the lawsuits, similarity with previous cases, complexity and the position of courts (case law).

No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing information available, (i) management concludes that is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters.

NOTE 33 – ASSET DECOMMISSIONING OBLIGATION

The table below summarizes the position of the amounts corresponding to the total asset retirement liability:

	12/31/2020			12/31/2019
Plant	Total Cost Estimate	Present Value Adjustment	Present Value Estimate	Present Value Estimate
Angra 1	3,017,913	(1,300,090)	1,717,823	1,791,971
Angra 2	3,457,180	(2,134,992)	1,322,188	1,337,408
Total	6,475,093	(3,435,082)	3,040,011	3,129,379

The Company recognizes obligations for decommissioning thermonuclear plants of its subsidiary Eletronuclear, which constitute a program of activities required by CNEN, which allows for the safe decommissioning and minimum impact to the environment of these nuclear facilities, at the end of their operational cycle. The amounts corresponding to total asset retirement liabilities adjusted to present value refer to Angra 1, with license validity until December 31, 2024 (in November 2019, it was requested to CNEN the extension of Angra I’s useful life from 40 to 60 years) and refer to Angra 2, with license validity until August 31, 2040.

The amount corresponding to the decommissioning liability adjusted to present value as of December 31, 2020 is R$3,040,011 (R$ 2,497,466 as of December 31, 2019).

Accounting policy

Decommissioning of nuclear power plants can be understood as a set of measures taken to safely remove a nuclear facility from service, reducing residual radioactivity to levels that allow the site to be released for restricted or unrestricted use.

It is a fundamental premise for the formation of this liability for decommissioning that the estimated value for its realization should be updated throughout the economic useful life of the plants, considering the technological advances, in order to allocate to the respective period of competence of the operation, the costs to be incurred with the technical-operational deactivation of the plants.

As provided for in IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, a provision is made over the useful economic life of thermonuclear plants. The purpose of this provision is to allocate to the respective operation period the costs to be incurred with its technical-operational deactivation, at the end of its useful life, estimated at forty years.

Under the terms of Technical Pronouncement 27, from the Accounting Pronouncements Committee, the Company recorded in Fixed Assets, in contra account to Non-Current Liabilities, the amounts of the approved estimates.

The total estimated cost is discounted to present value based on a rate that represents the Company’s cost of capital and recorded under Property, plant and equipment, as a contra entry to the asset retirement obligation.

NOTE 34 – LONG-TERM OPERATING COMMITMENTS

The Company’s long-term commitments, related mainly to contracts for the purchase of electricity and fuel, are as follows:

34.1- Purchase of energy

Companies	2022	2023	2024	2025	2026	After 2026
Eletronorte	1,003,458	1,003,458	1,003,458	355,622	-	-
Furnas	884,723	839,464	1,038,768	1,031,850	1,005,103	5,342,248
CGT Eletrosul	660,908	644,461	407,749	397,004	397,163	3,106,350
Chesf	230,449	224,650	236,250	222,880	223,490	2,277,890
Total	2,779,538	2,712,033	2,686,225	2,007,356	1,625,756	10,726,488

34.2- Fuel suppliers

Companies	2022	2023	2024	2025	2026	After 2026
Eletronorte	3,105,931	3,105,931	3,114,440	3,105,931	3,105,931	12,159,933
Eletronuclear	51,763	2,023	78,329	177,177	72,828	13,015,913
CGT Eletrosul	89,946	89,946	89,946	-	-	-
Furnas	185	185	185	185	185	-
Total	3,247,825	3,198,085	3,282,900	3,283,293	3,178,944	25,175,846

The subsidiary Eletronuclear, which has contracts signed with Indústrias Nucleares do Brasil SA - INB for the acquisition of Nuclear Fuel for the production of electricity, for the refills of the NPP Angra 1 and NPP Angra 2 plants, as well as the initial charge and future NPP Angra 3 refills.

Eletronorte has a long-term commitment from its subsidiary Amazonas GT to purchase natural gas for thermoelectric generation purposes from the Companhia de Gás Natural do Amazonas - CIGÁS. The end date of the contract is November 30, 2030.

34.3- Sale of Energy

Companies	2022	2023	2024	2025	2026	After 2026
Eletronorte	5,313,670	1,874,804	1,916,907	2,004,997	2,058,597	7,096,839
Eletronuclear	3,424,500	3,424,500	3,424,500	3,424,500	3,424,500	6,849,000
Furnas	2,388,835	2,382,902	2,373,537	2,371,210	2,370,700	33,198,291
CGT Eletrosul	1,038,928	1,039,019	1,044,019	1,043,999	1,043,999	6,234,147
Chesf	356,210	711,180	801,370	815,370	825,790	8,474,060
Total	12,522,143	9,432,405	9,560,333	9,660,076	9,723,586	61,852,337

34.4- Social and environmental commitments

Companies	2022	2023	2024	2025	2026	After 2026
Eletronuclear	70,169	80,440	67,007	67,007	56,533	-
Furnas	43,841	39,286	44,787	33,946	30,928	-
Eletronorte	9,731	7,203	7,203	2,563	2,563	5,127
Total	123,741	126,929	118,997	103,516	90,024	5,127

Angra 3

Terms of commitments assumed with the Municipalities of Angra dos Reis, Rio Claro and Paraty, in which Eletronuclear undertakes to enter into specific social-environmental agreements linked to NPP Angra 3, aiming at the execution of programs and projects in accordance with the conditions established by IBAMA.

34.5- Acquisition of Fixed and Intangible Assets

Companies	2022	2023	2024	2025	2026
Eletronuclear	644,571	192,908	297,935	36,480	-
Chesf	225,830	103,129	32,384	18,857	986
Total	870,401	296,037	330,319	55,337	986

Contracts signed with various suppliers for the acquisition of equipment to replace fixed assets, mainly for Angra 1, Angra 2 and Angra 3, necessary for the operational maintenance of these assets.

34.6- Acquisition of supplies

Companies	2022	2023	2024	2025
CGT Eletrosul	29,352	29,352	14,676	14,676

The subsidiary CGT Eletrosul acquires lime for controlling the emissions of waste from its plants.

34.7- Commitments - Joint ventures

The amounts of the joint ventures’ commitments are presented below in proportion to the companies’ interests.

34.7.1 - Use of public assets

Companies	2022	2023	2024	2025	2026	After 2026
SINOP	1,966	1,974	1,982	4,736	4,736	9,473
UHE Simplício/UHE Batalha	1,706	1,706	1,706	1,706	1,706	26,593
Total	3,672	3,680	3,688	6,442	6,442	36,066

34.7.2 - Capital contribution

The Company has signed future commitments related to equity interest in SPE, related to Advance for future capital increase, as presented below:

Companies	2022	2023	2024	2025	2026	After 2026
Itaguaçu da Bahia	328,336	309,433	-	-	-	-
Teles Pires	43,278	38,024	36,668	35,124	16,788	59,337
Brasil Ventos	10,410	10,618	10,828	11,042	-	-
Venture Capital	5,000	5,000	5,000	5,000	-	-
Total	387,024	363,075	52,496	51,166	16,788	59,337

34.8- Other Commitments

The subsidiary CGT Eletrosul has signed contracts for the use of the transmission, distribution and basic network systems with the Operador Nacional do Sistema Elétrico - NOS (National Electric System Operator) and contracts for the operation and maintenance of the Governador Jayme Canet Júnior power plant and the Cerro Chato I, Cerro Chato II, Cerro Chato III, Coxilha Seca, Galpões, Capão do Inglês and Ibirapuitã wind farms. The term of these contracts is, except for the operation and maintenance contract of the Governador Jayme Canet Júnior Plant, shorter than the concession term. The contracts have fixed installments updated by the national wide consumer price index - IPCA.

Companies	2022	2023	2024	2025	2026	After 2026
CGT Eletrosul	134,929	82,047	76,247	39,339	34,709	509,863

Accounting Policy

The Company discloses, in accordance with the requirements of accounting standards IAS 16 - Property, Plant and Equipment and IFRS 12 - Disclosure of Interests in Other Entities, the commitments to acquire property, plant and equipment and the commitments related to its joint ventures separately from the amount of other commitments. In addition, the company discloses its commitments for the purchase and sale of energy, socio-environmental commitments, and purchases with fuel suppliers.

NOTE 35 – EQUITY

The Company’s capital stock as of December 31, 2020 is R$39,057,271 (R$31,305,331 as of December 31, 2019) and its shares have no par value. Preferred shares have voting rights and are not convertible into common shares. However, they have priority in the reimbursement of capital and in the distribution of dividends, at annual rates of 8% for class “A” shares (subscribed until June 23, 1969) and 6% for class “B” shares (subscribed as of June 24, 1969), calculated on the capital corresponding to each class of shares.

The capital stock is distributed, by major shareholders and the species of shares, as of December 31, 2020, as follows:

	12/31/2020
	COMMON		PREFERRED				TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	Series A	%	Series B	%	QUANTITY	%
Federal Government	667,888,884	51.82	-	-	494	0.00	667,889,378	42.57
BNDESPAR	141,757,951	11.00	-	-	18,691,102	6.68	160,449,053	10.23
BNDES	74,545,264	5.78	-	-	18,262,671	6.52	92,807,935	5.91
Banco Clássico	65,536,875	5.09	-	-	-	-	65,536,875	4.18
Fundos 3G Radar	190,045	0.01	-	-	31,437,673	11.23	31,627,718	2.01
American Depositary Receipts – ADR’s	38,663,271	3.00	-	-	5,235,367	1.87	43,898,638	2.80
Others	300,260,306	23.30	146,920	100.00	206,314,087	73.70	506,721,313	32.30
	1,288,842,596	100.00	146,920	100.00	279,941,394	100.00	1,568,930,910	100.00

Of the total 599,011,556 shares held by minority shareholders, 233,873,906, or 39%, are owned by non-resident investors, of which 136,376,293 are common shares, 28 class “A” preferred shares, and 97,497,585 class “B” preferred shares.

35.1. Capital Reserve

This reserve represents the company’s accumulated capital surplus. The amounts earmarked for this purpose are permanently invested and cannot be used to pay dividends.

35.2 Earning reserves

37.2.1 - Legal reserve

Constituted through the appropriation of 5% of the net income for the year, in accordance with Law 6.404/1976.

35.2.2 - Retained Earnings Reserve

According to  Law 6.404/1976, the  General Meeting may, by proposal of the administration bodies, decide to withhold part of the net income for the year foreseen in a capital budget previously approved by it.

35.2.3 - Statutory Reserves

The General Assembly will allocate, in addition to the legal reserve, calculated on net earnings for the year: I - 1% as a reserve for studies and projects; and II - 50%, as a reserve for investments.

35.2.4 - Special Dividend Reserve

The Company constituted, on December 31, 2018, R$ 2,291,889 in a special dividend reserve, based on article 202, paragraphs 4 and 5, Law 6.404/1976, and in January 2021 the payment was made, as an interim dividend.

35.3 Shareholder remuneration

The Company’s by-laws establish as a minimum mandatory dividend 25% of net income, adjusted in accordance with the corporate law, respecting the minimum remuneration for class A and class B preferred shares, of 8% and 6%, respectively, of the nominal value of the capital stock related to these types and classes of shares, providing for the possibility of paying interest on own capital.

Below is the distribution of the results, imputed to the minimum dividends, in accordance with the applicable legislation, as well as the total amount of remuneration proposed to the shareholders, to be deliberated at the Annual General Meeting:

Assignment of Net Profit	12/31/2020	12/31/2019
Fiscal year balance assignment	6,338,688	10,697,124
Legal reserve	(316,934)	(534,856)
Realization of the revaluation reserve	2,757	-
Prescribed Dividends	4,044	-
IFRS 9 and IFRS 15 adjustments	182,523	(157,205)
Mandatory Dividends	(1,507,139)	(2,540,567)
Retained earnings to be allocated	4,703,939	7,464,496
Constitution of Statutory Reserve and Profit Retention Reserve	(4,703,939)	(7,464,496)
Balance from fiscal year to be distributed	-	-

Accounting policy

It represents the common shares and the paid-in preferred shares and is classified in shareholders’ equity.

Other comprehensive income

Other comprehensive income comprises income and expense items that are not recognized in the income statement. Os componentes dos outros resultados abrangentes incluem:

a) Actuarial gains and losses in pension plans with defined benefit;

b) Gains and losses arising from the translation of financial statements of foreign operations;

c) Equity valuation adjustment related to gains and losses on remeasurement of financial assets designated at fair value through other comprehensive income;

d) Equity valuation adjustment related to the effective portion of gains or losses of hedge instruments in cash flow hedge ; and

e) Impact of deferred income tax and social contribution on items recorded in other comprehensive income.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will meet the related conditions and that the grants will be received. Government grants are systematically recognized in the income statement during the years in which the Company recognizes as expenses the corresponding costs that the grants intend to offset. Government grants receivable as compensation for expenses already incurred, with the purpose of providing immediate financial support to the Company, without corresponding future costs, are recognized in the income for the year in which they are received and allocated to the earning reserve and are not intended for the distribution of dividends.

NOTE 36 – EARNINGS PER SHARE

(a) Basic

Basic earnings per share are calculated by dividing the earning attributable to the Company’s shareholders and the number of shares issued, excluding those purchased by the Company and held  as treasury shares. Preferred shares have a guaranteed right (per share) of superiority of at least 10% in the distribution of Dividends and / or Interest on Equity (JCP) in relation to common shares.

12/31/2020
Numerator	Common	Preferred A	Preferred B	Total
Earning attributable to each class of shares - Continued Operation	5,097,535	657	1,240,496	6,338,688
Earning for the Year	5,097,535	657	1,240,496	6,338,688

Denominator	Common	Preferred A	Preferred B
Weighted average number of shares	1,254,102	147	277,444
% of shares in relation to the total	81.88%	0.01%	18.11%
Basic earnings per share from continued operations (R$)	4.06	4.47	4.47
Net basic earnings per share	4.06	4.47	4.47

12/31/2019 (*)
Numerator	Common	Preferred A	Preferred B	Total
Earning attributable to each class of shares - Continued Operation	6,234,543	927	1,674,592	7,910,061
Earning attributable to each class of shares - Discontinued Operation	2,589,148	385	695,442	3,284,975
Earning for the Year	8,823,691	1,312	2,370,034	11,195,036

Denominator	Common	Preferred A	Preferred B
Weighted average number of shares	1,087,050	147	265,437
% of shares in relation to the total	80.37%	0.01%	19.62%
Basic earnings per share from continued operations (R$)	5.74	6.31	6.31
Basic earnings per share from discontinued operation (R $)	2.38	2.62	2.62
Net basic earnings per share	8.12	8.93	8.93

(*) The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

12/31/2018 (*)
Numerator	Common	Preferred A	Preferred B	Total
Profit attributable to each share class - Continued Operation	11,610,864	1,569	2,835,151	14,447,584
Loss attributable to each share class - Operation	14,940	2	4,013	18,955
Loss for the year	11,625,804	1,571	2,839,164	14,466,539

Denominator	Common	Preferred A	Preferred B
Weighted average number of shares in thousands	1,087,050	147	265,437
% of shares in relation to the total	80.37%	0.01%	19.62%

Diluted earnings per share from continued operations (R$)	10.69	10.69	10.69
Diluted earnings per share from discontinued operations (R$)	0.01	0.02	0.02

Diluted earnings per share (R$)	10.70	10.71	10.71

(*) The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

(b) Diluted

As of December 31, 2020, based on the liability balance relating to the compulsory loan, the dilution was simulated with an increase of 22,358,186 preferred shares B in earnings per share, as shown below.

12/31/2020
Numerator	Common	Preferred A	Converted Preferred B	Preferred B	Total
Earning attributable to each class of shares - Continued Operation	5,018,390	647	98,415	1,221,236	6,338,688
Earning for the Period	5,018,390	647	98,415	1,221,236	6,338,688

Denominator	Common	Preferred A	Preferred B - Converted	Preferred B
Weighted average number of shares	1,254,102	147	22,358	277,444
% of shares in relation to the total	80.99%	0.01%	1.41%	17.59%
Diluted earnings per share from continued operations (R$)	4.00	4.40	4.40	4.40
Diluted earnings per share (R$)	4.00	4.00	4.40	4.40

12/31/2019 (*)
Numerator	Common	Preferred A	Converted Preferred B	Preferred B	Total
Earning attributable to each class of shares - Continued Operation	6,337,062	795	58,131	1,514,074	7,910,061
Earning attributable to each class of shares - Discontinued Operation	2,631,722	330	24,142	628,782	3,284,975
Earning for the Period	8,968,784	1,125	82,273	2,142,856	11,195,036

Denominator	Common	Preferred A	Preferred B - Converted	Preferred B
Weighted average number of shares	1,288,843	147	10,748	279,941
% of shares in relation to the total	81.59%	0.01%	0.68%	17.72%

Diluted earnings per share from continued operations (R$)	4.92	5.41	5.41	5.41
Diluted earnings per share from discontinued operation (R$)	2.04	2.25	2.25	2.25
Diluted earnings per share (R$)	6.96	7.66	7.65	7.65

(*) The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

12/31/2018 (*)
Numerator	Common	Preferred A	Preferred B - Converted	Preferred B	Total
Profit attributable to each share class - Continued Operation	11,279,249	1,677	137,065	3,029,594	14,447,584
Loss attributable to each share class - Operation	14,798	2	180	3,975	18,955
Loss for the year	11,294,047	1,679	137,245	3,033,569	14,466,539

Denominator	Common	Preferred A	Preferred B - Converted	Preferred B
Weighted average number of shares in thousands	1,087,050	147	12,009	265,437
% of shares in relation to the total	79.42%	0.01%	1.17%	19.39%

Diluted earnings per share from continued operations (R$)	10.38	11.42	11.42	11.42
Diluted earnings per share from discontinued operations (R$)	0.02	0.02	0.02	0.02

Diluted earnings per share (R$)	10.40	11.44	11.44	11.44

(*) The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

Accounting policy

The company calculates the value of the basic result per share for the earning or loss attributable to the holders of common shares (or common equity) of the company and, if presented, the earning or loss resulting from continued operations attributable to these holders of common shares.

To calculate the diluted earnings per share, the Company must assume the exercise of options, warrants and other potential dilutive effects, the only dilutive effect found was related to the conversion of the compulsory loan. The presumed values arising from these instruments should be considered as having been received from the issue of shares at the average market price of the shares during the year.

NOTE 37 – NET OPERATING REVENUE

	12/31/2020	12/31/2019 (*)	12/31/2018 (*)
Generation
Power supply for distribution companies	14,425,819	15,870,784	13,268,869
Power supply for end consumers	2,661,499	2,282,200	2,319,857
Short-Term Electric Power	1,176,156	1,353,218	1,296,526
Revenue from operation and maintenance of renewed concessions	3,982,409	3,549,019	2,708,451
Revenue from construction of renewed plants	37,800	49,353	34,295
Financial effects of Itaipu	(13,566)	269,432	511,079
	22,270,117	23,374,006	20,139,077
Transmission
Revenue from operation and maintenance	5,443,107	4,255,148	4,471,233
Construction revenue	778,202	753,025	823,642
Contractual financial revenue	6,026,214	5,852,358	5,015,504
	12,247,523	10,860,531	10,310,380

Other revenue	710,591	768,764	869,183

	35,228,231	35,003,301	31,318,640
(-) Deductions from Operating Revenue
(-) ICMS	(995,304)	(926,475)	(431,850)
(-) PASEP and COFINS	(3,310,459)	(3,253,511)	(3,079,004)
(-) Sector charges	(1,832,748)	(1,771,906)	(1,583,049)
(-) Other Deductions (including ISS)	(9,207)	(9,280)	(9,884)
	(6,147,718)	(5,961,172)	(5,103,787)

Net operating revenue	29,080,513	29,042,129	26,214,853

 (*) The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

Accounting policy

Revenue recognition

The Company records revenue based on IFRS 15.

The standard establishes a five-step model, namely, (1) identification of the contract, (2) identification of performance obligations, (3) determination of the transaction price, (4) allocation of the transaction price and (5) recognition revenue, to determine when to recognize the revenue, and for what amount. The model specifies that revenue should be recognized when (or compliant) an entity transfers control of goods or services to customers, at the amount the entity expects to be entitled to receive. Depending on whether certain criteria are met, revenue is recognized:

•	Over time, in a way that reflects the entity’s performance in the best possible way; or

•	At a given time, when control of the good or service is transferred to the customer.

Transmission concession contracts were considered to be contractual assets and recorded in accordance with IFRS 15 taking into consideration the performance obligation related to the construction, operation and maintance of the the transmission lines.

a) Revenue related to electricity transmission assets

The Company assessed that there are two performance obligations in the electricity transmission concession contracts, namely the construction of the necessary infrastructure for the transmission lines and the operation and maintenance of availability.

According to IFRS 15, any consideration whose performance obligation has been executed and transferred to the client, but is not yet due, must be recognized as a contract asset.

b) Revenue from the Incentive Program for Alternative Sources of Electricity - PROINFA

In the relationship established between Eletrobras and the PROINFA agents / suppliers, the Company concludes that suppliers have control over the energy they generate or have the capacity to generate and directly transfer energy control to consumers, without significant interference from Eletrobras. Therefore, in this case, Eletrobras is unable to determine or interrupt the energy supply, unless the supplier does not meet the accreditation conditions established by the regulation that created PROINFA. In this sense, based on the requirements contained in IFRS 15, the Company concluded that it acts as an agent, as it does not get to control the goods or services that are subsequently sold to the consumer, as shown above, thus having a change in the Eletrobras’s role. Considering the conceptual changes in the “risks and benefits” model of the IAS 18 standard, mainly the disregard of credit risk and the less emphasis on Eletrobras’s responsibility for accepting the source of energy generated and training the supplier accredited by it, as of January 1, 2018, the revenues, costs and financial revenues from these operations are being presented net in the same line in the income statement.

c) Sale of energy and services

c.1) Generation

Revenue from the sale of energy is recognized when it is probable that the economic benefits associated with the transactions will flow to the Company; the amount of revenue can be measured reliably; the risks and benefits related to the sale were transferred to the buyer; the costs incurred or to be incurred related to the transaction can be reliably measured; and the Company no longer has control and responsibility over the energy sold. Revenue is recorded at the moment that the energy is supplied.

For generation concessions extended under Law 12.783 / 2013, there was a change in the price to tariff regime, with periodic tariff revision along the same lines that have been applied to transmission activity until then. The tariff is calculated based on the operation and maintenance costs, plus an additional 10% revenue fee, and the revenue to cover operating and maintenance expenses is accounted for based on the cost incurred.

c.2) Transmission

According to the concession contract, an energy transmitter is responsible for transporting electricity to distribution points. To fulfill this responsibility, the transmission has two distinct performance obligations: (i) build and (ii) maintain and operate the infrastructure.

By fulfilling these two performance obligations, the energy transmission company keeps its transmission infrastructure available to users and in return receives a remuneration called RAP, for the entire duration of the concession contract. These receipts amortize the investments made in this transmission infrastructure. Any unamortized investments generate the right to indemnity from the Concession Grantor (when provided for in the concession contract), which receives the entire transmission infrastructure at the end of the concession contract.

NOTE 38 – OPERATING COSTS AND EXPENSES

	12/31/2020	12/31/2019	12/31/2018
Personnel	(4,742,852)	(5,827,606)	(5,385,351)
Material	(273,664)	(279,773)	(261,768)
Services	(1,962,872)	(2,170,908)	(2,157,242)
Energy purchased for resale	(2,400,358)	(2,162,318)	(1,559,533)
Electric grid usage charges	(2,500,315)	(1,593,223)	(1,482,125)
Fuel for electricity production	(2,092,135)	(2,107,161)	(1,184,948)
Construction	(966,443)	(915,117)	(1,310,457)
Depreciation	(1,771,642)	(1,707,138)	(1,607,273)
Amortization	(91,227)	(100,291)	(94,716)
Donations and contributions	(167,408)	(156,166)	(137,802)
Operational Provisions/Reversals (40.1)	(7,373,551)	(2,005,808)	6,495,463
Indemnity for losses and damages (a)	(651,407)	-	-
Others	(1,377,722)	(1,415,834)	(1,166,254)
Total	(26,371,596)	(20,441,343)	(9,852,006)

a) Indemnities losses and damages - Furnas

In December 2020, an agreement was made between the subsidiary Furnas and the company Light Serviços de Eletricidade SA (Light), to settle a lawsuit in the Civil Court, given the unfavorable result for the subsidiary. The action dealt with the declaration of nullity of Ordinances No. 036, 037, 040, 049 and 075/1986, of the National Department of Water and Electricity (DNAEE).

The agreement consisted of taking advantage of the opportunity to reduce liabilities by the Subsidiary, in light of the Eletrobras Companies Legal and Extrajudicial Agreements Policy, and provides for the payment of R$ 496,000, divided into 3 installments. The first installment, of R$ 336,000, was paid in December 2020, the second installment of R$ 40,000, should be paid in December 2021, the third and last installment of R$ 120,000, should be paid in March 2022, being certain that it can be carried out through the transfer of assets, in whole or in part, whose values will still be determined by the competent areas until March 2022. The remaining amount is related to legal fees.

38.1 - Operational Provisions / Reversals

	12/31/2020	12/31/2019	12/31/2018
Contingencies (a)	(4,187,904)	(1,757,494)	(1,819,710)
(Provision)/Reversal for losses on investments (b)	(679,801)	334,100	340,361
Provision for implementation of shares - Compulsory Loan (c)	(345,393)	-	-
ECL - Financing and loans	(139,237)	(356,202)	81,388
ECL - Consumers and resellers (d)	(804,865)	(267,938)	(160,116)
Provision for ANEEL - CCC	(63,525)	53,063	-
Provision for losses on investments classified as held for sale	-	-	(553,607)
Guarantees	12,395	101,274	(37,783)
Onerous contracts	(89,053)	179,003	1,353,849
Candiota III Plant - Inflexibility (e)	(50,582)	-	-
Candiota III Plant - Coal (e)	(76,345)	-	-
Adjustment portion RAP (f)	(223,881)	-	-
GAG improvement	(177,588)	(209,917)	-
Impairment of long-term assets (g)	(441,664)	121,581	6,546,048
TFRH	-	-	1,183,583
Others	(106,108)	(203,278)	(438,550)
	(7,373,551)	(2,005,808)	6,495,463

a)	This amount mainly refers to the lawsuit with Gerdau and other creditors of the Compulsory Electric Energy Loan. More details note 32.

b)	Provision / reversal for investment losses includes the provision for losses on investments by SPEs and companies held for sale that occurred in the year. The amount of R$ 679,801 refers to losses recognized in the process of sale of wind complexes (Campos Neutrais and Eólicas do Sul) in the amount of R$ 415,671 and Manaus Transmissora de Energia (MTE) in the amount of R$ 98,146. More details note 44. Losses in the amount of R$ 165,985 are related to SPE as shown in note 19.2.

c)	The amount of R$ 345,393 related to the Provision for Implementation of Compulsory Loan Shares is due to the update of the liability value by the market value of preferred shares B and the amount equivalent to the non-prescribed earnings, for further details note 26.

d)	The variation refers mainly to the updating of accounts receivable from subsidiary Chesf, resulting in the registration of ECL over consumers and concessionaires, with the main highlights: (i) Ligas do Brasil - Libra, R$ 102.5 million; (ii) Energisa Sergipe, R$ 30 million; and (iii) Companhia Energética de Alagoas - CEAL, R$ 9.7 million; and 358.9 million refer to Amazonas Energia’s debt with Amazonas GT.

e)	On June 28, 2020, there was a failure event in the turbine / generator set at Candiota III Plant, with no apparent damage records for the other equipment. Activities returned in the second half of November 2020. Considering the current scenarios for PLD, the Company provisioned in the year ended December 31, 2020 to cover the period of non-operation, the amount of R$ 50,582 to comply with the inflexibility and complemented the amount of R$ 76,345 due to unavailability, with total provision of R$ 126,927 recorded in electricity suppliers.

f)	The amount refers to the amounts provisioned by the subsidiary CGT Eletrosul due to the postponement of the review of administration, operation and maintenance costs, from July 1, 2018 to July 1, 2020, which occurred in the process of tariff review of concession contract 057 / 2001. The amount will be returned to RAP in 36 installments starting in July 2020.

g)	Impairment of long-term assets includes the balance of provision / reversal of property, plant and equipment and intangible assets of subsidiaries that are annually tested and recorded in note 22. In 2020, we highlight as main events the recognition of impairment in the amount of R$ 611,416 at TPP Candiota and the reversal in the amount of R$ 215,800 at TPP Santa Cruz.

NOTE 39 – FINANCIAL RESULT

	12/31/2020	12/31/2019 (*)	12/31/2018 (*)
Financial income
Income from interest, commissions and fees	863,828	876,212	2,642,607
Income from financial investments	972,602	763,016	686,179
Additional interest on energy	341,672	252,112	248,407
Other financial income	343,688	532,054	629,676
	2,521,790	2,423,394	4,200,918
Financial expenses
Debt charges	(2,853,532)	(3,247,747)	(2,680,884)
Leasing charges	(367,234)	(340,819)	(308,770)
Charges on shareholders’ funds	(81,766)	(271,130)	(270,533)
Other financial expenses	(962,160)	(1,407,838)	(1,036,628)
	(4,264,692)	(5,267,534)	(4,296,815)
Other financial results, net
Monetary updates	283,376	416,959	(100,918)
Exchange variations (a)	(544,137)	35,008	(213,592)
Derivative financial instruments	332,017	(56,613)	(43,012)
	71,256	395,354	(357,522)

Financial result	(1,671,646)	(2,448,786)	(447,468)

(*)	The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

a)	The expense of net foreign exchange variation in the amount of R$ 544,137 for the year ended December 31, 2020 (revenue R$ 35,008 on December 31, 2019) was mainly driven by the rise in the dollar against the real, which negatively impacted the balances of financing payable in foreign currency by Eletrobras in the amount of R$ 2,169,428 This impact was partially reduced by the positive exchange variation of loans receivable in the amount of R$ 1,956,939.

Accounting Policy

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing on the date of the transactions. Exchange gains and losses resulting from the conversion at the exchange rate at the end of the period are recognized in the income statement as a financial expense or income.

Interest on lease liabilities is also recorded, the effects of charges on debt securities on loans, financing and debentures, and gains and losses referring to financial investments. More information on the accounting policys of the abovementioned transactions can be found in the respective explanatory notes.

NOTE 40 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

42.1- Capital Risk Management

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue to offer returns to shareholders and benefits to other interested parties, in addition to pursuing an ideal capital structure to reduce this cost. The acquisitions and sales of financial assets are recognized on the trade date.

In order to maintain or adjust the capital structure, the Company may review the dividend payment policy, return capital to shareholders, or even issue new shares or sell assets to reduce, for example, the level of indebtedness.

In line with other companies in the sector, the Company monitors capital based on the financial leverage index. This index corresponds to the impact on income divided by the total capital. Net debt, in turn, corresponds to total short and long-term loans, financing and debentures, presented in note 24, minus the amount of cash and cash equivalents and marketable securities (without considering restricted cash / securities), presented in notes 6 and 8. Total capital is determined by adding the shareholders’ equity, as shown in the consolidated balance sheet, with the impact on income.

	12/31/2020	12/31/2019 (*)
Total loans, financing and debentures	47,002,033	47,899,641
(-) Cash and cash equivalents	(286,607)	(335,307)
(-) Marketable securities	(13,993,294)	(10,742,766)
Net debt	32,722,132	36,821,568
(+) Total Shareholders’ Equity	73,751,294	71,159,265
Total Capital	106,473,426	107,980,833
Financial leverage index	31%	34%

(*)	The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

40.2 - Classification by category of financial instruments

The carrying amounts of certain financial assets and liabilities represent a reasonable approximation of fair value. The Company uses the following classification to classify its financial instruments and their respective levels:

	Level	12/31/2020	12/31/2019 (*)
FINANCIAL ASSETS
Amortized cost		26,102,060	28,622,140
Loans and financing		10,924,899	14,276,816
Reimbursement Rights		5,588,131	5,464,005
Financial Assets - Generation		2,096,717	2,077,912
Financial Assets - Itaipu		455,820	1,202,493
Customers		7,033,556	5,566,684
Marketable securities		2,937	34,230

Fair value through profit or loss		16,658,334	12,558,094
Marketable securities	2	13,990,357	10,708,536
Decommissioning Fund	2	1,753,827	1,222,393
Cash and cash equivalents	2	286,607	335,307
Derivative Financial Instruments	2	627,543	291,858

Fair value through other comprehensive income		2,093,279	2,056,990
Investments (Equity Holdings)	1	2,093,279	2,056,990

FINANCIAL LIABILITIES
Amortized cost		53,687,417	54,090,209
Loans, financing and debentures		47,002,033	47,899,641
Reimbursement obligations		1,640,767	1,796,753
Suppliers		3,920,607	3,113,612
Leases		1,053,194	1,207,189
Concessions Payable UBP		70,816	73,014

Fair value through profit or loss		10,014	5,683
Derivative Financial Instruments	2	10,014	5,683

(*)	The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

Level 1 - quoted prices (not adjusted) in active, liquid and visible markets for identical assets and liabilities that are accessible on the measurement date;

Level 2 - quoted prices (which may or may not be adjusted) for similar assets or liabilities in active markets, other unobservable inputs at level 1, directly or indirectly, under the terms of the asset or liability; and

Level 3 - assets and liabilities whose prices do not exist or where these prices or valuation techniques are supported by a small or non-existent, unobservable or liquid market. At this level, the estimate of fair value becomes highly subjective.

The fair value of financial instruments traded in active markets is based on market prices, quoted on the balance sheet date. A market is seen as active if quoted prices are readily and regularly available from a stock exchange, distributor, broker, industry group, pricing service or regulatory agency. And prices represent real market transactions that regularly occur on a purely commercial basis.

The quoted market price used for financial assets held by the Company and its subsidiaries is the current competitive price. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise equity investments classified as fair value through profit or loss or through other comprehensive income previously classified as securities for trading or available for sale.

The fair value of financial instruments that are not traded on active markets (for example, over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximize the use of data adopted by the market where they are available and rely as little as possible on the entity’s specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument will be included in Level 2.

If one or more relevant information is not based on data adopted by the market, the instrument will be included in Level 3.

Specific valuation techniques used to value financial instruments (level 2) include:

•	Quoted market prices or quotes from financial institutions or brokers for similar instruments;

•	The fair value of interest rate swaps is calculated at the present value of estimated future cash flows based on the yield curves adopted by the market; and

•	The fair value of future exchange contracts is determined based on future exchange rates at the balance sheet date, with the resulting value discounted to present value.

Other techniques, such as discounted cash flow analysis, which are used to determine the fair value of the remaining financial instruments (level 3), and the credit risk of the counterparties to the swap operations.

40.3 - Financial Risk Management

In carrying out its activities, the Company is impacted by risk events that may compromise its strategic objectives. Risk management has the main objective of anticipating and minimizing the adverse effects of such events on the Company’s business and economic-financial results.

For the management of financial risks, the Company has defined operational and financial policies and strategies, approved by internal committees and by management, which aim to provide liquidity, security and profitability to its assets and maintain the levels of indebtedness and debt profile defined for the flows economic-financial aspects.

The sensitivity analyzes below were prepared with the objective of measuring the impact of changes in market variables on each of the Company’s financial instruments. These are, therefore, projections based on assessments of macroeconomic scenarios, which does not mean that the transactions will have the values presented in the analysis period considered.

The main financial risks identified in the risk management process are:

40.3.1 - Exchange rate risk

This risk arises from the possibility that the Company may have its economic and financial statements impacted by fluctuations in exchange rates. The Company is exposed to financial risks that cause volatility in its results as well as in its cash flow. The Company has exposure between assets and liabilities indexed to foreign currency, especially the US dollar.

The Company has a Financial Hedge Policy whose objective is to monitor and mitigate the exposure to market variables that impact assets and liabilities of the Company and its subsidiaries, thus reducing the effects of undesirable fluctuations of these variables in its financial statements and interim financial information.

The abovementioned policy, therefore, aims at ensuring that the Company’s results faithfully reflect its real operating performance and that its projected cash flow is less volatile.

Considering the different ways of hedge the mismatches presented by the Company, the Policy lists a scale of priorities, prioritizing the structural solution, and, only for residual cases, the adoption of operations with derivative financial instruments.

Transactions with financial derivatives, when carried out, cannot characterize financial leverage or credit granting operations to third parties.

(a) Composition of foreign currency balances and sensitivity analysis

In the tables below, scenarios for exchange rates were considered, with the respective impacts on the Company’s results. For the sensitivity analysis, the probable scenario for the year ended December 31, 2020 was used forecasts and / or estimates based mainly on macroeconomic assumptions obtained from the Focus Report, released by the Central Bank, and Economic Outlook, published by the OECD (Organization Cooperation and Economic Development).

•	Exchange rate appreciation risk

		Balance as of 12/31/2020		Effect on income
		Foreign currency	Reais	Scenario I - Probable 2020¹	Scenario II (+25%)¹	Scenario III (+50%)¹
	Loans and financing	(2,145,138)	(11,147,641)	57,278	(2,715,313)	(5,487,904)
USD	Loans granted	808,296	4,200,471	(21,581)	1,023,142	2,067,864
	Financial assets - Itaipu	272,504	1,416,128	(7,282)	344,929	697,141
	Impact on income	(1,064,338)	(5,531,042)	28,415	(1,347,242)	(2,722,899)

EURO	Loans and financing	(48,770)	(311,052)	(1,605)	(79,769)	(157,933)
	Impact on income	(48,770)	(311,052)	(1,605)	(79,769)	(157,933)

Impact on income of exchange rate appraisal				26,810	(1,427,011)	(2,880,832)

(¹) Assumptions adopted:			12/31/2020	Probable	+25%	+50%
	USD		5.20	5.17	6.46	7.76
	EURO		6.38	6.41	8.01	9.62
	YEN		0.05	0.05	0.06	0.08

40.3.2 - Interest rate risk

This risk is associated with the possibility of the Company to account for losses due to fluctuations in market interest rates, impacting its statements by the increase in financial expenses, related to external funding contracts, mainly referenced to the Liborrate.

The Company monitors its exposure to the Liborrate and contracts derivative transactions to minimize this exposure, in accordance with the Financial Hedge Policy.

a) Composition of balances by index and sensitivity analysis

The following tables considered scenarios for indexes and rates, with the respective impacts on the Company’s results. For the sensitivity analysis, the probable scenario for December 31, 2020 was used as forecasts and / or estimates based mainly on macroeconomic assumptions obtained from the Focus Report, released by the Central Bank, and Economic Outlook, published by the OECD.

In all scenarios, the probable dollar exchange rate was used to convert the effect on the result of the risks linked to the LIBOR fluctuation into reais. In this sensitivity analysis, any foreign exchange effect is being disregarded as a result of any appreciation or depreciation of the probable scenario of the dollar exchange rate. The impact of the appreciation and depreciation of the probable scenario of the dollar exchange rate is presented in item (a.1) of this note.

a.1) LIBOR

Interest rate appreciation risk

		Debt balance / Notional Amount on 12/31/2020		Effect on income - revenue (expense)
		In USD	In reais	Scenario I - Probable 2020 ¹	Scenario II (+25%) ¹	Scenario III (+50%) ¹
LIBOR	Loans and financing	(118,216)	(614,331)	(278)	(348)	(417)
	Derivative financial instruments	(1,927)	(10,014)	(5)	(6)	(7)
	Total	(120,143)	(624,345)	(283)	(354)	(424)

	(¹) Assumptions adopted:		12/31/2020	Probable	25%	50%
	USD		5.20	5.17	6.46	7.76
	LIBOR		0.26%	0.23%	0.29%	0.35%

a.2) National indexes

Interest rate appreciation risk

			Effect on income
		Balance as of 12/31/2020	Scenario I - Probable 2020 ¹	Scenario II (+25%) ¹	Scenario III (+50%) ¹
CDI	Loans, financing and debentures	(18,968,978)	(550,373)	(687,966)	(825,559)
	Impact on income	(18,968,978)	(550,373)	(687,966)	(825,559)

SELIC	Loans, financing and debentures	(7,094,597)	(212,838)	(266,047)	(319,257)
	Right of reimbursement	2,501,312	75,039	93,799	112,559
	Impact on income	(4,593,285)	(137,799)	(172,248)	(206,698)

TJLP	Loans, financing and debentures	(5,260,994)	(248,555)	(310,694)	(372,833)
	Impact on income	(5,260,994)	(248,555)	(310,694)	(372,833)

IGPM	Loans granted	192,935	20,065	25,082	30,098
	Lease liabilities	(1,053,194)	(109,532)	(136,915)	(164,298)
	Impact on income	(860,259)	(89,467)	(111,833)	(134,200)

	Loans, financing and debentures	(4,877,059)	(164,357)	(205,446)	(246,535)
IPCA	Loans granted	129,541	4,366	5,457	6,548
	Reimbursement Rights	3,086,819	104,026	130,032	156,039
	Impact on income	(1,660,699)	(55,965)	(69,957)	(83,948)

Impact on income of the indexes			(1,082,159)	(1,352,698)	(1,623,238)

(¹) Assumptions adopted:		12/31/2020	Probable	+25%	+50%
	CDI	1.90%	2.90%	3.63%	4.35%
	SELIC	2.00%	3.00%	3.75%	4.50%
	TJLP	4.55%	4.72%	5.91%	7.09%
	IGPM	23.14%	10.40%	13.00%	15.60%
	IPCA	4.38%	3.37%	4.21%	5.06%

40.3.3 - Credit risk

This risk arises from the possibility that the Company and its subsidiaries may incur losses resulting from the difficulty of realizing their receivables from customers, as well as the default of financial institutions that are counterparties in operations.

Eletrobras, through its subsidiaries, operates in the electricity generation and transmission markets supported by contracts signed in a regulated environment. The Company seeks to minimize its credit risks through guarantee mechanisms involving receivables from its customers and, when applicable, through bank guarantees.

Regarding receivables from loans granted (note 11), except for financial transactions with the jointly-controlled subsidiary Itaipu, whose credit risk is low due to the inclusion of the borrowing costs in the jointly controlled energy trading tariff, as defined under the terms of the International Treaty signed between the Governments of Brazil and Paraguay, the concentration of credit risk with any other counterparty individually did not exceed 34% of the outstanding balance.

The surplus cash and cash equivalents are invested in an extra-market fund, in accordance with specific regulations of the Central Bank of Brazil. This fund is entirely composed of public securities held in custody at SELIC, with exposure to lower credit risk in relation to the other instruments.

In any relationship with financial institutions, the Company is required to invest its financial assets only with Caixa Econômica Federal and Banco do Brasil SA, following Resolution No. 3.284 of the Central Bank of Brazil. These banks have low risk, and their ratings have been reviewed by credit rating agencies.

The Company has the standard on the accreditation of financial institutions for the purpose of carrying out transactions with derivatives. This standard defines criteria in relation to size, rating and expertise in the derivatives market, in order to select the institutions that will be able to carry out transactions with the Company.

The Company monitors the credit risk of its swap operations, but does not account for this non-performance riskin the fair value balance of each derivative because, based on the impact on income to credit risk, the Company can account for the its swaps portfolio given an unforced transaction between the parties at the valuation date. The Company considers the risk of non-compliance only for the analysis of the retrospective test for each relationship designated for Hedge.

In addition, the Company is exposed to credit risk in relation to financial guarantees granted to Banks by the Company and subsidiaries. The maximum exposure of the Company corresponds to the maximum amount that the Company will have to pay if the guarantee is executed and is shown in note 24.

40.3.4 - Liquidity risk

The liquidity needs of the Company and its subsidiaries are the responsibility of the financial and fundraising areas, which work in line with the permanent monitoring of short, medium and long term cash flows, planned and realized, seeking to avoid possible mismatches and consequent losses and guarantee liquidity requirements for operational needs.

The table below analyzes the non-derivative financial liabilities of Eletrobras Companies by maturity, corresponding to the period remaining on the balance sheet until the contractual maturity date. The contractual maturity is based on the most recent date on which the Eletrobras Companies must settle the respective obligations and includes the related related contractual interest, when applicable.

	12/31/2020
	Payment flow
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES (Current / Non-Current)
Measured at Amortized Cost	19,443,434	8,885,947	15,101,480	16,174,660	59,605,521
Loans, financing and debentures	13,678,958	8,798,046	14,756,060	15,580,546	52,813,610
Suppliers	3,904,051	16,556	-	-	3,920,607
Reimbursement Obligations	1,618,508	22,259	-	-	1,640,767
Commercial leasing	237,055	44,423	332,794	545,449	1,159,721
Concessions Payable UBP	4,862	4,663	12,626	48,665	70,816

	12/31/2019
	Payment flow
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES (Current / Non-Current)
Measured at Amortized Cost	15,412,375	19,696,974	11,600,831	15,876,498	62,586,678
Loans, financing and debentures	10,276,295	19,452,195	10,945,005	15,599,572	56,273,067
Suppliers	3,092,676	20,936	-	-	3,113,612
Reimbursement Obligations	1,796,753	-	-	-	1,796,753
Commercial leasing	242,055	219,635	643,834	224,708	1,330,232
Concessions Payable UBP	4,596	4,208	11,992	52,218	73,014

40.4 - Sensitivity analysis of derivative financial instruments

The following analysis estimates the potential value of instruments in hypothetical stress scenarios of the main market risk factors that impact derivative financial instruments.

•	Probable: The probable scenario was defined as the fair value of derivatives as of December 31, 2020;

•	Scenario I and II: Estimated fair value considering a deterioration of 25% and 50%, respectively, in the associated risk variables; and

•	Scenario III and IV: Estimated fair value considering an appreciation of 25% and 50%, respectively, in the associated risk variables.

Embedded derivative	Probable	Scenario I	Scenario II	Scenario III	Scenario IV
Electricity supply (40.4.1)	627,543	470,657	313,772	784,429	941,315
Conversion option into shares (40.4.2)	10,014	10,014	5,007	12,518	15,021

Sensitivity analyzes were prepared with the objective of measuring the impact of changes in market variables on each of the Company’s financial instruments. Therefore, these are projections based on assessments of macroeconomic scenarios, which does not mean that the transactions will have the values presented in the analysis period considered.

40.4.1 - Electricity supply

This derivative financial instrument refers to a long-term electricity supply contract with Alumínio Brasileiro SA (Albrás), the revenue from this long-term contract is associated with the payment of a premium linked to the international price of aluminum, quoted on the London Metal Exchange (LME), this calculation includes the concept of cap and floor band, related to the price of aluminum listed on the LME, whose sensitivity analyzes were carried out on energy supply contracts for electro-intensive consumers.

Thus, a variation on the premium price earned was made aware of such hybrid contracts, as shown in the table above. The volatility components of the premium are basically: price of primary aluminum in the LME, foreign exchange and CDI.

40.4.2- Stock conversion option

Estação Transmissora de Energia SA, a company incorporated into the subsidiary Eletronorte, entered into a debenture agreement, which manages the resources of the Amazon Development Fund (FDA), with the purpose of raising funds for the implementation of the rectifier station project and grounding of the collecting substation, which has a contractual clause regarding the possibility of converting these debentures into Eletronorte shares,

In the sensitivity analysis, scenarios were considered for the TJLP with the respective impacts on Eletronorte’s results.

Sensitivity analyzes were performed for the debt service payment curve contracted with the FDA, as they have a contractual clause referring to the option of 50% convertibility into shares of the Company on the date of the effective settlement of the paper.

According to IFRS 9, hybrid contracts that have volatile elements associated with them, be they price indices and / or commodities, must be marked to market value. As a result, the financial statements start to reflect the fair value of the transaction on each valuated date. In this way, a variation on the expectation of realization of the TJLP was sensitized for the contract.

Accounting Policy

Recognition and measurement

Financial assets and liabilities are recognized when a company of the Company is part of the contractual provisions of the instrument.

Financial assets and liabilities are initially recognized at fair value and, subsequently, measured at amortized cost or at fair value, according to the rules of IFRS 9.

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

Financial assets

All regular purchases or sales of financial assets are recognized and written off on the trade date. Regular purchases or sales correspond to purchases or sales of financial assets that require the delivery of assets within the term established by market standard or policy.

All recognized financial assets are initially recognized at fair value and, subsequently, measured in full at amortized cost or fair value, depending on the classification of financial assets.

1) A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at Fair Value to Result (FVTPL):

a)           is maintained within a business model whose objective is to maintain financial assets in order to receive contractual cash flows; and

b)           its contractual terms generate, on specific dates, cash flows that are only related to the payment of principal and interest on the principal amount outstanding;

2) A debt instrument is measured at Fair Value to Other Comprehensive Income (FVTOCI) if it meets both of the following conditions and is not designated as measured at FVTPL:

a)           it is maintained within a business model whose objective is achieved both by receiving contractual cash flows and by selling financial assets; and

b)           its contractual terms generate, on specific dates, cash flows that are only related to the payment of principal and interest on the principal amount outstanding;

Upon initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably choose to present subsequent changes in the fair value of the investment in Other Comprehensive Income (OCI). That choice is made investment by investment.

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

• Business model assessment

The Company carries out an assessment of the objective of the business model in which a financial asset is kept in the portfolio because it better reflects the way in which the business is managed and the information is provided to Management.

• Valuation on contractual cash flows

For the purposes of assessing whether the contractual cash flows are only payment of principal and interest, the principal is defined as the fair value of the financial asset upon initial recognition. Interest is defined as a consideration for the time value of money and for the credit risk associated with the principal outstanding over a given period of time and for the other basic risks and costs of borrowing.

The Company considers the contractual terms of the instrument to assess whether the contractual cash flows are composed only of payments of principal and interest. This includes assessing whether the financial asset contains a contractual term that could change the timing or the value of contractual cash flows so that it would not meet this condition.

Financial liabilities

Financial liabilities, which include loans and financing, suppliers and other accounts payable, are initially measured at fair value and subsequently at amortized cost using the effective interest method. Interest expenses, foreign exchange gains and losses are recognized in the income statement.

The effective interest method is used to calculate the amortized cost of a financial liability and to allocate its interest expense over the respective period. The effective interest rate is the rate that exactly discounts estimated future cash flows (including fees and premiums paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the estimated life of the financial liability or, when appropriate, for a shorter period, for the initial recognition of the net book value.

The Company writes off financial liabilities only when the Company’s obligations are extinguished and canceled or when they expire.

Financial guarantee contracts

Financial guarantee contract consists of a contract that requires the issuer to make specified payments in order to reimburse the holder for loss that it incurs due to the fact that the specified debtor fails to make the payment on the scheduled date, in accordance with the initial or changed conditions of instrument of debt.

These estimates are defined based on the experience and judgment of the Company’s management. The fees received are recognized based on the straight-line method over the life of the guarantee (Note 24.3). Any increase in obligations in relation to guarantees is shown, when incurred, in operating expenses (Note 38).

Derivative financial instruments

The Company has derivative financial instruments to manage its exposure to interest rate and exchange rate risks, including interest rate swaps contracts.

Derivatives are initially recognized at fair value, on the contracting date, and are subsequently remeasured at fair value at the end of the year. Any gains or losses are recognized in income immediately, unless the derivative is designated and effective as a hedge instrument; in this case, the moment of recognition in the result depends on the nature of the hedge relationship.

Hedge accounting

The Company has a hedge accounting policy and the derivative financial instruments designated in hedge operations are initially recognized at fair value, on the date on which the derivative contract is contracted, being subsequently revalued also at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive, and as financial liabilities when the fair value is negative.

NOTE 41 – OPERATING SEGMENT INFORMATION

The company’s business segments disclosed separately are:

I.           Generation, whose activities consist of the generation of electric energy and the sale of energy to distribution companies and to free consumers, and commercialization;

II.           Transmission, whose activities consist of the transmission of electric energy; and

III.          Administration, whose activities mainly represent the cash management of all Eletrobras Companies, the management of the compulsory loan and the business management in SPEs, whose monitoring and management is done in a different way from corporate investments.

The consolidated information by business segment, corresponding to December 31, 2020, 2019 and 2018, is as follows:

	12/31/2020
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	305.324	18.708.084	10.438.928	(371.823)	29.080.513
Operating expenses	(9.238.319)	(12.832.172)	(4.672.928)	371.823	(26.371.596)
Periodic tariff revenue	-	-	4.228.338	-	4.228.338
Operating Profit (Loss) Before Financial Result	(8.932.995)	5.875.912	9.994.338	-	6.937.225
Financial result					(1.671.646)
Result of Equity Method Investments					1.670.903
Other Revenue and Expenditure					16.134
Current and deferred income tax and social contribution					(565.333)
Net Income for the Year					6.387.313

	12/31/2019 (*)
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	194,692	19,833,995	9,401,275	(387,833)	29,042,129
Operating expenses	(2,853,044)	(13,221,471)	(4,754,661)	387,833	(20,441,343)
Operating Profit (Loss) Before Financial Result	(2,658,352)	6,612,524	4,646,614	-	8,600,786
Financial result					(2,448,786)
Result of Equity Method Investments					1,041,071
Other Revenue and Expenditure					24,715
Current and deferred income tax and social contribution					630,659
Net Income for the Year					7,848,445

(*) The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

	12/31/2018 (*)
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	261,355	17,433,979	9,625,622	(1,106,103)	26,214,853
Operating expenses	2,225,539	(3,885,030)	(5,821,076)	(2,371,439)	(9,852,006)
Operating Profit (Loss) Before Financial Result	(2,177,926)	13,548,949	3,804,546	(3,477,542)	16,362,847
Financial result					(447,468)
Result of Equity Method Investments					1,304,023
Current and deferred income tax and social contributions					(2,562,934)
Net Income for the Year					14,656,468

(*) The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

The elimination column shows the adjustments that occurred between the Company's segments, reconciling the balances disclosed by each segment. There are no reconciliations arising from differences in accounting policy.

Gross revenue of generation and transmission, after eliminations of intersegment revenues

	12/31/2020			12/31/2019 (*)			12/31/2018
	Generation	Transmission	Total	Generation	Transmission	Total	Generation	Transmission	Total
Power supply for distribution companies	14,425,819	-	14,425,819	15,870,784	-	15,870,784	13,268,869	-	13,268,869
Power supply for end consumers	2,661,499	-	2,661,499	2,282,200	-	2,282,200	2,319,857	-	2,319,857
Short-Term Electric Power	1,176,156	-	1,176,156	1,353,218	-	1,353,218	1,296,526	-	1,296,526
Revenue from operation and maintenance of renewed concessions	3,982,409	5,443,107	9,425,516	3,549,019	4,927,283	8,476,302	2,708,451	4,083,956	6,792,407
Revenue from construction of renewed plants	37,800	778,202	816,002	49,353	747,897	797,250	34,295	678,408	712,703
Financial effect of Itaipu	(13,566)	-	(13,566)	269,432	-	269,432	511,079	-	511,079
Contractual revenue	-	6,026,214	6,026,214	-	5,857,486	5,857,486	-	643,208	643,208
Total Gross Revenues	22,270,117	12,247,523	34,517,640	23,374,006	11,532,666	34,906,672	20,139,077	9,867,832	30,006,909

(*) The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

Intersegment Revenue

	12/31/2020			12/31/2019 (*)			12/31/2018
	Administration	Generation	Total	Administration	Generation	Total	Administration	Generation	Total
Power supply (sale) for the generation segment	-	349,505	349,505	-	349,374	349,374	-	362,969	362,969
Generation segment interest income	173,163	-	173,163	877,512	-	877,512	621,543	-	621,543
Transmission segment interest income	361,959	-	361,959	373,220	-	373,220	413,178	-	413,178
Total	535,122	349,505	884,627	1,250,732	349,374	1,600,106	1,034,721	362,969	1,397,690

(*) The financial statements were modified in order to reflect the change in accounting policy mentioned in Note 4.3.

Non-current assets by segment

	12/31/2020
	Administration	Generation	Transmission	Total
Fixed Assets	1,555,229	31,107,683	-	32,662,912
Intangible Assets	354,540	294,318	2,092	650,950
Total	1,909,769	31,402,001	2,092	33,313,862

	12/31/2019
	Administration	Generation	Transmission	Total
Fixed Assets	1,545,786	31,770,088	-	33,315,874
Intangible Assets	553,008	99,941	2,092	655,041
Total	2,098,794	31,870,029	2,092	33,970,915

	12/31/2018
	Administration	Generation	Transmission	Total
Fixed Assets	1,468,494	30,901,898	-	32,370,392
Intangible Assets	564,732	68,990	15,929	649,651
Total	2,033,226	30,970,888	15,929	33,020,043

Items that do not affect cash by segment

	12/31/2020
	Administration	Generation	Transmission	Total
Depreciation and amortization	105,866	1,757,003	-	1,862,869
Constitution (Reversal) of Onerous
Contract	-	93,112	(4,059)	89,053
Impairment	(62,498)	(379,166)	-	(441,664)
Total	43,368	1,470,949	(4,059)	1,510,258

	12/31/2019
	Administration	Generation	Total
Depreciation and amortization	251,545	1,555,884	1,807,429
Constitution (Reversal) of Onerous Contract	-	179,003	179,003
Impairment	-	121,581	121,581
Total	251,545	1,856,468	2,108,013

	12/31/2018
	Administration	Generation	Transmission	Total
Depreciation and amortization	160,123	1,541,867	-	1,701,990
Constitution (Reversal) of Onerous Contract	-	(1,353,849)	-	(1,353,849)
Impairment	(42,634)	(6,458,393)	(45,021)	(6,546,048)
Total	117,489	(6,270,375)	(45,021)	(6,197,907)

Accounting policy

Operating segments of a Company are defined as components that:

a) carry out activities from which they can earn income and incur expenses;

b) whose operating results are regularly reviewed by Management to make decisions about the resources to be allocated to the segments and to evaluate their performance; and

c) for which financial information is available.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between segments are considered. Transactions between operating segments are determined by prices and conditions defined between the parties, which take into account the terms applied to transactions with unrelated parties, and these transactions are eliminated, outside the operating segments, for the purpose of reconciling the segmented information with the company's consolidated financial statements.

NOTE 42 – TRANSACTIONS WITH RELATED PARTIES

Among the main transactions with related parties during the year ended December 31, 2020, we highlight the loans and financing granted established under the conditions mentioned and / or in accordance with the specific legislation on the subject.

42.1 - Main transactions occurred in 2020.

Name of the Parties	Operation Date	Contract Purpose	Transaction Amount
Chesf, Eletronorte, CGT Eletrosul and Funas (Cedentes); Electropar; and Eletrobras (intervening / consenting)	02/19/2020	Assignment of the right to use, for a fee, infrastructure of the electricity transmission system, as well as activated optical fibers.	Assignors - R$ 48.00 per kilometer of activated fiber and fiber optic pair made available for activation in favor of Eletronet. Eletropar - Application of the 2% percentage on the monthly net amount received from Eletronet.
Eletropar and Eletronet; Eletrobras (intervening / consenting)	02/20/2020	Constitution by Eletropar in favor of Eletronet of the right of access, against payment, to the infrastructure of the electricity transmission system and to the activated optical fibers.	Eletropar - Gross amount of R$ 48.00 per kilometer of fiber pair activated and fiber optic available for activation.
Eletronorte and CGTEletrosul	06/26/2020	Execution of the Debt Confession Term referring to the open invoices of CGT Eletrosul with Eletronorte, resulting from the Electricity Purchase Contracts in the Free Contracting Environment.	152,992
Eletronorte and Amazonas GT	07/24/2020	Signing of a contract formalizing a mutual loan from Eletronorte to Amazonas GT to reinforce the Borrower's cash.	100,000

42.2 - Transactions with Government Entities

In addition to operations with the Federal Government, Eletrobras maintains transactions with other government entities, under common control, in the course of its operations. The balances of the main transactions with these entities are summarized below:

	12/31/2020		12/31/2019
NATURE OF THE OPERATION	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Reimbursement Obligations
Federal Government	5,588,131	-	5,464,005	-
Loans and Financing Payable
Federal Government - Banco do Brasil	-	2,505,777	-	3,581,431
Federal Government - Caixa Econômica Federal (a.1)	-	4,769,371	-	6,193,508
Federal Public Power - BNDES (a.2)	-	5,245,281	-	6,111,435
Federal Government - Global Reversion Reserve (a.3)	-	2,314,672	-	3,599,238
Federal Government - Petrobras (b)	-	7,121,333	-	8,928,835
Reimbursement Obligations (c)
National Treasury - Itaipu	-	5,306,972	-	5,492,860
Total	5,588,131	27,263,406	5,464,005	33,907,307

The conditions of the main transactions with other government entities are identified below:

a)            Loans and financing payable:

Applications at Usina Angra 3

a.1) Loan between CEF and Eletronuclear: Contract between Eletronuclear and CEF (main contract) for complementary financing from Angra 3, referring to the import of equipment and services.

a.2) Loan between the National Bank for Economic and Social Development (BNDES) and Eletronuclear: Financing agreement between BNDES and Eletronuclear, with Eletrobras intervention to implement the Angra 3 plant.

Global Reversion Reserve (RGR):

a.3) The Company was responsible for the management of sectorial resources of RGR and others. In accordance with Law No. 13.360 / 2016, regulated by Decree No. 9.022 / 2017, and with ANEEL Order No. 1.079, of April 18, 2017, the responsibility for the budget, management and movement of these Sectorial Funds was transferred for CCEE, since May 1, 2017.

Loan guarantee:

Eletrobras' participation as guarantor of loans taken out by its subsidiaries can be seen in more detail in note 24.2.

b)            Operations with Petrobras: With the sale of the subsidiary Amazonas Energia SA, the assignment of rights of Amazonas Energia to Eletrobras, relating to the CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distributor, became effective. Eletrobras assumed obligations in equivalent amounts as loans acquired, in accordance with conditions established in CPPI Resolution number 20, of November 8, 2017 and subsequent amendments.

c)            Reimbursement obligations - Itaipu: Indemnifiable financial assets arising from the Itaipu concession, further details in note 18, item a.

42.3 - Transactions with associates and jointly controlled companies

The commercial transactions and respective balances with related parties of the consolidated are summarized below:

	Balances and Transactions by Nature
	12/31/2020			12/31/2019
	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME
Customers	59,147	-	-	55,360	-	-
Accounts receivable	20,628	-	-	12,492	-	-
Advance for future capital increase	1,540	-	-	181,257	-	-
Dividens/JCP receivable	333,997	-	-	205,540	-	-
Loans and financing	4,296,503	-	-	5,865,035	-	-
Other Assets	48,649	-	-	162,770	-	-
Suppliers	-	44,279	-	-	34,913	-
Provisions	-	1,129,242	-	-	818,164	-
Contributions payable - sponsor	-	-	-	-	14,875	-
Bills to pay	-	29,877	-	-	820	-
Accounts payable	-	1,901	-	-	1,999	-
Revenue from generation	-	-	-	-	-	2,729
Revenue from the use of electric energy	-	-	394,725	-	-	598,004
Revenue from energy sales	-	-	85,315	-	-	81,576
Revenue from service provision	-	-	116,580	-	-	104,692
Other revenue	-	-	12,649	-	-	1,210
Energy purchased for resale	-	-	(809,451)	-	-	(748,229)
Fees for the use of the network	-	-	(93,536)	-	-	(106,887)
Charges	-	-	(4,001)	-	-	(4,078)
Other expenses	-	-	(327,528)	-	-	(328)
Revenue from interest, fees, charges and exchange variation	-	-	2,140,449	-	-	762,311
Financial revenue	-	-	437	-	-	6,308
Financial expenses	-	-	-	-	-	(4)
Total	4,760,464	1,205,299	1,515,639	6,482,454	870,771	697,304

	Balances and Transactions by Entity
	12/31/2020			12/31/2019
	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME
Baguari	355	-	450	362	-	435
Belo Monte Transmissora	34,674	2,738	(50,568)	14,363	2,664	(36,491)
Caldas Novas Transmissão	483	2	692	1,248	2	467
CEB Lajeado	12,150	-	-	19,589	-	-
CEEE-D	10,270	-	770	12,490	-	955
Chapecoense Geração	740	-	-	29,830	-	-
Companhia Energética Sinop	1,071	772	(5,207)	914	388	(3,310)
Companhia Hidrelétrica Teles Pires	4,996	17,221	(149,448)	6,371	9,560	(179,165)
Centro de Soluções Estratégicas - CSE	1,697	-	3,445	-	-
Eletros (a)	-	1,129,242	(4,001)	-	833,039	(4,078)
EMAE	92,174	-	-	4,456	-	-
Empresa de Energia São Manuel	1,446	3,440	(95,137)	1,339	3,346	(25,486)
Energia Olímpica	-	-	(1,673)	428	-	93
Enerpeixe	12,259	10,249	(112,221)	12,792	3,387	(33,769)
Equatorial Maranhão D	85,838	-	19,015	38,936	-	10,337
Energia Sustentável do Brasil	15,276	34,380	(368,612)	152,431	13,592	(245,174)
Foz do Chapecó	959	-	11,098	879	-	10,738
Fronteira Oeste - FOTE	341	2	428	41,325	-	682
Renewable Transenergy	8,146	134	(1,607)	11,668	131	(1,705)
Interligação Elétrica Garanhuns	8,055	263	(3,404)	-	269	(3,624)
Interligação Elétrica Madeira	5,717	3,719	(139,669)	-	2,668	(36,571)
Itaipu (b)	4,241,949	-	2,120,648	5,874,600	-	751,019
Lago Azul Transmissora	132	9	6,514	130	10	116
Lajeado Energia	100,280	-	-	23,975	-	-
Madeira Energia	-	-	9,796	-	-	-
Manaus Construtora	23,298	-	-	9,178	-	-
Mata de Santa Genebra	438	659	(128,619)	-	-	-
MGE Transmissão	5,634	78	(720)	5,634	75	(810)
Norte Brasil Transmissora de Energia	80	605	(7,738)	100	663	(8,622)
Norte Energia	39,854	-	171,256	29,270	-	267,014
Paranaíba Transmissora de Energia	6,163	338	(3,834)	5,985	341	(3,963)
Retiro Baixo Energética	5,083	-	-	7,582	-	-
Rouar	-	-	16
Santo Antônio Energia	19,725	811	230,628	18,397	-	222,851
Serra Facão Energia	-	-	68	45	-	93
Sistema de Transmissão Nordeste - STN	344	365	(1,514)	346	529	(3,462)
Tijoa Participações e Investimentos	1,187	-	12,524	873	-	16,985
Transenergia Goiás	46	28	2,003	-	-	-
Transenergia São Paulo	14,760	24	(272)	17,271	24	(282)
Transenergia Renovável	520	42	(479)	4,492	-	(527)
Transnorte	134	11	764	-	13	562
Triângulo Mineiro Transmissora	11	90	(1,108)	-	-	-
Transmissora Sul Litorânea de Energia -TSLE	4,162	17	1,428	8,075	7	1,964
Vale do São Bartolomeu	17	60	(73)	1,262	63	31
Vamcruz Participações	-	-	-	125,818	-	-
Total	4,760,464	1,205,299	1,515,639	6,482,454	870,771	697,303

The conditions of the main transactions carried out with the related parties of the consolidated are identified below:

a)	Eletros - Fundação Eletrobras de Seguridade Social: on December 31, 2020, the balance of employee benefit provisions totals R$ 1,129,242 (R$ 833,039 on December 31, 2019).

b)	Itaipu: Linked to the Loan described in note 24, interest income, commissions, fees and exchange rate variation are mainly due to financial charges and exchange rate variation resulting from Itaipu operations, details of which can be seen in note 18.

42.3.1 - Below are the main conditions of significant transactions regarding the use of the transmission network, purchase of energy or provision of services:

STN - Sistema de Transmissão do Nordeste SA: service contracts for the maintenance of the transmission line, as well as charging for the use of the transmission system network;

Energia Sustentável do Brasil SA: Contracts signed for the provision of the energy transmission and purchase system, as well as the bilateral ACL contract, related to the purchase of energy, which started on March 1, 2013 and ended on 15 January 2035, with an average contracted volume of 107.596 MWmed;

Norte Energia SA: Contract for the provision of maintenance and operation services for the Belo Monte and Pimentel plants, and provision of transmission networks;

Interligação Elétrica Garanhuns SA: Contracts entered into for the provision and use of the transmission system; and

Companhia Hidrelétrica Teles Pires SA: Contracts entered into to make the transmission system available and purchase energy, as well as charging for the use of the transmission system network.

Information referring to loans granted by Eletrobras to its subsidiaries, jointly controlled and associated companies is shown in note 11.

Accounting policy

Transactions with related parties of the Company with its subsidiaries, affiliates, special purpose companies and government entities are carried out at prices and conditions defined between the parties, which take into account the conditions that could be policyd in the market with unrelated parties, when applicable.

42.4 - Remuneration of key personnel

The remuneration of the Company’s key personnel (members of the Executive Board, Board of Directors and Fiscal Council) is as follows:

	12/31/2020	12/31/2019	12/31/2018
Short-term benefits	38,903	42,181	42,448
Post-employment benefits	444	453	1,058
Other long-term benefits	383	-	7
Employment contract termination benefits	41	-	-
Total	39,771	42,634	43,513

The maximum, minimum and average remuneration for managers and employees can be seen below:

	12/31/2020	12/31/2019
Management payment
Higher management payment	72	54
Lower management payment	5	5
Average directors payment	38	38

Employees payment
Higher employees payment	136	72
Lower employee payment	2	2
Average employees payment	13	11

Accounting policy

The total compensation of the Company’s officers and employees is based on the guidelines established by the Secretariat for Coordination and Governance of State-Owned Companies - SEST, of the Ministry of Economy, and by the Ministry of Mines and Energy, in which the highest remuneration is disclosed, the lowest remuneration and the average remuneration for each of these categories.

NOTE 43 – ASSETS HELD FOR SALE

	12/31/2020	12/31/2019
Generation	289,331	3,144,351
Transmission	-	399,168
Total assets classified as held for sale	289,331	3,543,519

Generation	-	1,692,708
Total liabilities associated to assets classified as held for sale	-	1,692,708

Generation and Transmission

On February 23, 2018, Eletrobras’ Board of Directors approved the sale of equity interests in certain SPEs held by the Company and its subsidiaries. On July 25, 2019, the Board of Directors initiated the Competitive Disposal Procedure No. 01/2019 aiming at the disposal of equity interests in 39 SPEs remaining from Auction No. 01/2018. Eletrobras considered IFRS 5, to assess that these SPEs met the classification criteria as held for sale, as presented in the financial statements of December 31, 2018.

The table below shows the SPEs classified as held for sale on December 31, 2020:

Investments in Eletrobras Generation SPEs classified as assets held for sale	12/31/2020
Chapada Piauí I	124,484
Chapada Piauí II	164,847
289,331

The main assets and liabilities classified as held for sale on December 31, 2020 and 2019 are shown below:

Generation:

	Generation
	12/31/2020	12/31/2019
Cash and cash equivalents	-	116,873
Customers	-	22,377
Taxes and social contributions	-	12,466
Fixed Assets	-	2,299,696
Intangible Assets	-	90,709
Investments	289,331	217,240
Other assets	-	384,990
Total assets of the subsidiary classified as held for sale	289,331	3,144,351

Suppliers	-	10,720
Loans and financing	-	1,277,642
Taxes and social contributions	-	4,310
Provisions for contingencies	-	439
AFAC	-	173,749
Other liabilities	-	225,848
Subsidiary’s liabilities associated to assets classified as held for sale	-	1,692,708

Transmission:

Investments in Eletrobras’ Transmission SPEs classified as assets held for sale	12/31/2019
Companhia de Transmissão Centroeste de Minas	18,737
Luziania-Niquelandia Transmissora	31,182
Manaus Transmissora de Energia	349,249
399,168

Accounting policy

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

NOTE 44 – DISPOSAL OF SUBSIDIARIES AND AFFILIATES

44.1 - Sale of SPEs

Lot	SPE	Disposal Date	Buyer	Transaction Amount
Lot H	Pedra Branca S.A, São Pedro do Lago S.A, Sete Gameleiras S.A, Baraúnas I Energética S.A, Baraúnas II Energética S.A, Mussambê Energética S.A, Morro Branco I Energética S.A and Banda de Couro Energética S.A.	03/28/2019	Brennand Energia S.A	250,000
Lot N	Empresa de Transmissão do Alto Uruguai - ETAU	04/29/2019	TAESA S.A e DME Energética S.A	39,134
Lot L	Brasnorte Transmissora de Energia S.A - BRASNORTE	05/31/2019	TAESA S.A	76,000
Lot M	Companhia Transirapé de Transmissão - TRANSIRAPÉ	05/31/2019	TAESA S.A	77,000
Lot J	Uirapuru Transmissora de energia S.A	06/25/2019	Copel Geraçãp e Transmissão S.A	100,000
Lot O	Amazônia - Eletronorte Transmissora de Energia S.A - AETE	07/01/2019	APAETE Participações em Transmissão - APAETE	87,000
Lot F	Brasventos Eolo Geradora de Energia S.A, Rei dos Ventos 3 Geradora de Energia S.A and Brasventos Miassaba 3 Geradora de Energia S.A.	08/23/2019	Ventus Holding de Energia Eólica Ltda	178,000
Lot C	Eólica Serra das Vacas Holding - S.A	10/07/2019	Eólica Serra das Vacas Participações S.A	74,000
Lot K	Transmissora Matogressense de Energia S.A	11/13/2019	Alupar Investimento S.A	118,000
Lot P	Companhia de Transmissão Centroeste de Minas S.A	01/13/2020	Companhia Energética de Minas Gerais - CEMIG	45,000

With the transfer of Lot P on January 13, 2020, 100% of the transfers of the SPEs sold in the auction held in September 2018 were completed. Through the operation, Eletrobras recognized a gain of R$ 26,038 and received an updated amount of R$ 44,775.

44.2 - Sale of SPE Manaus Transmissora de Energia SA

On April 17, 2020, the Board of Directors approved the binding offer made by Evoltz Participações SA to acquire the entire stake in Eletrobras, corresponding to 49.5% of the total share capital, in SPE Manaus Transmissora de Energia SA The sale was approved by the Administrative Council for Economic Defense (CADE) on May 13, 2020 and the transfer was completed on September 3, 2020. For the operation, Eletrobras received the updated amount of R$ 251,103 and recognized a loss of R$ 98,146 in fiscal year 2020

44.3 - Disposal of the SPE Eólica Mangue Seco 2

On May 11, 2020, Eletrobras approved the binding offer made by the Pirineus Multiestrategy Investment Fund for the acquisition of the entire holding of Eletrobras, corresponding to 49% of the total share capital, in SPE Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica SA The sale was approved by CADE on August 24, 2020 and the transfer was completed on October 9, 2020. Through the operation, Eletrobras recognized a gain of R$ 17,905 and received an updated amount of R$ 27,605.

44.4 - Disposal of SPEs Eólica Santa Vitória do Palmar Holding SA, Hermenegildo I SA, Hermenegildo II SA, Hermenegildo and III SA and Chuí IX SA

On July 30, 2020, the company’s Board of Directors approved the binding offers made by Omega Geração SA for the acquisition of the entire stake in the SPEs corresponding to 78% of the share capital of Eólica Santa Vitória do Palmar Holding SA (Lot 1) and 99.99% of the share capital of the SPEs Hermenegildo I SA, Hermenegildo II SA, Hermenegildo and III SA and Chuí IX SA (Lot 2). The General Shareholders’ Meeting, held on September 2, 2020, approved the sale, with the approval of Organs competent bodies for transferring the shares remaining. On November 30, 2020, the transfer of the entire stake held by Eletrobras was concluded, due to the transaction, Eletrobras recognized a loss of R$ 415,671 in fiscal year 2020.

NOTE 45 – DISCONTINUED OPERATIONS

The Company held auctions for the sale of its then subsidiaries in the distribution segment during 2018. The distributors Companhia Energética de Alagoas - Ceal and Amazonas Energia SA had their controls transferred on March 18, 2019 and April 10, 2019, respectively.

As these companies represented all the operations in the distribution segment, the transactions in this segment started to be presented as discontinued operations.

Below we show the results and cash flows from discontinued operations, for the year ended December 31, 2019 with information from Ceal and Amazonas Energia SA

•	Result of discontinued operations:

	12/31/2019	12/31/2018
Net operating revenue	1,648,758	11,881,505
Operating costs	(1,540,551)	(7,294,157)
Operating expenses	(2,461,635)	(5,767,169)
Operating income before financial income	(2,353,428)	(1,179,821)

Net financial income	(337,401)	(1,572,694)
Effect on sale of subsidiary	6,118,816	2,967,098
Operating income before taxes	3,427,987	214,583

Income tax and social contribution Expenses	(143,012)	(313,806)
Profit on discontinued operations	3,284,975	(99,223)

•	Effects on the cash flow statement

	12/31/2019	12/31/2018
Operational Activities
Net cash from operating activities	(379,997)	(546,575)
Net cash from financing activities	414,724	549,046
Net cash from investment activities	6,337	(30,146)
Net cash provided by discontinued operations	41,064	(27,675)

Accounting policy

A discontinued operation is a component of a business of the Company that will be discontinued and that comprises operations and cash flows that can be clearly distinguished from the rest of the Company’s operations and that:

•	represents an important separate business line or geographical area of operations;

•	it is part of a coordinated individual plan for the sale of an important separate line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively for the purpose of resale.

Classification as a discontinued operation occurs upon disposal, or when the operation meets the criteria to be classified as held for sale, if this occurs beforehand.

NOTE 46 – SUBSEQUENT EVENTS

46.1– Change in the Presidency

In January 2021, Wilson Ferreira Junior submitted a letter of resignation from the position of President of Eletrobras, for personal reasons, with the effective resignation of the said position on March 16, 2021. Wilson Ferreira Junior will remain as a member of the Board of Directors.

On March 15, 2021, the Board of Directors appointed Eletrobras’ Chief Financial and Investor Relations Officer, Elvira Cavalcanti Presta, to act interim and cumulatively, from March 16, 2021, the position of President of Eletrobras until the Board of Directors concludes the succession process, elects the new President and there is effective tenure in the position.

46.2- Purchase of SPEs for the Complexo Eólico Pindaí I, II e III - Chesf

In January 2021, Chesf completed the purchase of all the shares belonging to Sequoia Capital Ltda., In the SPEs of the Complexo Eólico Pindaí I, II e III. For the abovementioned purchase, Chesf paid the amount of R$ 20,614, of which R$ 15,608 directly to Sequóia and R$ 5,006 to settle pending issues for Sequoia’s capital in SPE Tamanduá Mirim 2 Energia SA. In March 2021 Extraordinary General Meetings (AGE) of the Shareholders of Chesf and the Shareholders of the 11 SPEs were held and both approved the incorporation of these SPEs by Chesf.

46.3- Special Reserve

In January 2021, the Board of Directors decided to pay, as interim dividends, the total amount of R$ 2,291,888, to the account of the reversal of the entire balance of the Special Reserve for Retained Dividends, which was constituted upon approval by the 59th Ordinary General Meeting that decided on the allocation of the results for the year ended December 31, 2018. The decision to distribute the Interim Dividends results from the review of the Company’s financial situation and liquidity.

46.4- Transactions between Related Parties

In February 2021, the companies Eletronorte, Furnas, Chesf, signed the third amendment to the contract for the transfer of use of the infrastructure for the transmission system of electric energy and optical fibers to be made available, and other covenants, which has as object the assignment of use, against payment, of the electricity transmission system infrastructure, as well as of optical fibers contained in the OPGW (Optical Ground Wire) cables installed in the transmission lines owned by Eletronorte, Chesf and Furnas. The amounts of the abovementioned transaction for Eletronorte, Furnas and Chesf are R$ 73,082, R$ 66,027 and R$ 88,443, respectively.

46.5 – Fund Raising – Eletronorte

In March 2021 Eletronorte signed an Additive to the Bank Credit Card, concluded with Banco Bradesco S.A. in the amount of R$ 1 billion. The Additive changes the amortization period from 12 to 48 months, from its signature, and its maturity to March 19, 2025, with a reduction in the interest rate to CDI + 2.15% per year, monthly payments and half-yearly interest during the 12-month grace period. The operation enabled Eletronorte to extend the payment period, as well as reduce the average cost of debt. In addition, the operation will no longer be guaranteed by Eletrobras and no other guarantees will be offered.

46.6 Hydrological Risk

On March 30, 2021, ANEEL accepted Furnas’ appeal on Normative Resolution 895/2020, thus generating, as an immediate effect, the need for an eel’s issue of a new Normative Resolution that alters its text, adhering to the decision of the board of ANEEL. The decision allows generation concessionaires to receive compensation for the years 2012, 2013 and 2014. Therefore, ANEEL will request CCEE to recalculate the GSF values of the companies, which will be reflected in the extension of granting the concessions. On April 13, 2021, ANEEL Normative Resolution No. 930/2021 was published, amending Normative Resolution 895/2020. There is still no definition of whether the deadlines set out in Normative Resolution 895/2020 will be observed in the new recalculation procedure.

46.7 - Reprofiling of the financial component of RBSE

In April 2021, ANEEL approved the re-profiling of RBSE’s financial component of Subsidiaries Furnas, Eletronorte, CGT Eletrosul and CHESF. The decision provides a reduction in the payment curve of the values related to the periodic review of the RAPs associated with transmission facilities for the 2021/2022 and 2022/2023 cycles and an increases the payment flow in the cycles after 2023, extending such installments until the cycle 2027/2028, preserving, however, the remuneration by the WACC. Although, the same decision by ANEEL that promoted the re-profiling of the financial component, recognized the right of the transmission companies to obtain the amounts whose payment was suspended in court, plus the amounts to the RAPs, also as a financial component of RBSE.

46.8 Dividend Payment

In April 2021, the proposal for the payment of Dividends in the amount of R$ 1,507,138 to the Company's shareholders holding class “A” and class “B” preferred shares and common shares was approved by the 61st Annual General Meeting, as per provided for in the Company's Bylaws.

46.9 - Issuance of Debentures - Eletrobras

In April 2021, it was approved its 3rd issue of simple unsecured bond in 2 series, of unsecured type for public distribution with restricted efforts, under the terms of CVM Instruction 476, of January 16, 2009, as of 2,700 Debentures, of which: (i) 1,200 bonds of the first series and (ii) 1,500 Debentures of the second series, totaling R $ 2,700,000 on the issue date, observing that the Issuance of the Debentures of the Second Series will be carried out under the terms of article 2 of Law no. 12,431. The net funds raised by Eletrobras through the Issuance of the First Series Debentures will be used to reinforce cash for use in the ordinary course of the Company's business; and (ii) the Second Series bonds will be used exclusively for future payments or reimbursement of expenses, expenses or debts related to the implementation of the thermonuclear plant “Angra 3”.

46.10 Eletrobras President

In April 2021, the Eletrobras Board of Directors elected Mr. Rodrigo Limp Nascimento to the position of Chief Executive Officer at Eletrobras, that started on May 3, 2021.

Rodrigo Limp Nascimento

Chief Executive Officer

Elvira Cavalcanti Presta

Chief Financial and Investor Relations Officer

Luiz Augusto Pereira de Andrade Figueira

Director of Management and Sustainability

Camila Gualda Sampaio Araujo

Governance Director Risk and Compliance

Márcio Szechtman

Transmission Director

Pedro Luiz de Oliveira Jatobá

Generation Director

Marcos Jose Lopes

Accountant – CRC-RJ 100854/O