Form 20-F
period 2021-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2022-05-06
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021 was:

1,288,842,596 Common Shares
146,920 Class A Preferred Shares
279,941,394 Class B Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

If this report is an annual or transition report, indicate by a check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such a shorter period that the registrant was required to submit such files).

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

We have prepared our consolidated annual financial statements as of December 31, 2021, 2020 and 2019 and for each of the three years in the period ended December 31, 2021 (“Consolidated Financial Statements”) in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For certain statutory purposes, such as providing reports to our shareholders located in Brazil and determining dividend payments, other profit distributions and tax liabilities in Brazil, we also prepare, as is required, a parent company and consolidated statutory financial statements in accordance with accounting practices adopted in Brazil and with IFRS as issued by the IASB, which must be filed with the CVM within three months after the year’s end and approved by our shareholders’ general ordinary meeting within four months after the year’s end to comply with the Brazilian and U.S. Corporate Law.

On July 12, 2021, Law No. 14,182 was enacted, which established the guidelines for our Proposed Privatization. Subsequently, certain CPPI and CNPE resolutions were passed providing that our further privatization should be conducted through a primary and possibly secondary public offering of our common shares in and outside of Brazil and abroad intended to dilute the direct and indirect interest of the Brazilian Government in our voting capital to at most 45%. In addition, these resolutions set out the conditions precedent for our further privatization, including, inter alia, (i) a corporate restructuring to ensure that the Brazilian Government maintains direct or indirect control over Eletronuclear and Itaipu, (ii) the conditions for the granting of new concession agreements as a replacement for certain of our existing generation concessions, and (iii) certain amendments to our bylaws to prevent any shareholder or group of shareholders (including ADR holders) from exercising voting rights with respect to more than 10% of our voting shares following our further privatization. See “Item 4A. History and Development—Proposed Privatization” for further details about our Proposed Privatization as well as “Item 3.D. Key Information—Risk Factors—Risks Relating to our Privatization” for the risks related to our Proposed Privatization.

On December 1, 2020, the CVM issued the Circular Letter CVM / SNC / SEP 04/2020 which relates specifically to electricity transmission in Brazil. The Circular Letter does not conflict with IFRS 15 but provides further guidance to standardize the accounting treatment of transmission in Brazil due to its specific complexities related to differences in local regulation. The main changes that affected us were related to the accounting treatment of transmission assets held in the Existing Basic System Network (RBSE). Previously, the RBSE was classified as a financial asset under IFRS 9, and subsequently as per CVM’s guidance, the RBSE was accounted for as contract assets under IFRS 15. Therefore, the fair value adjustments related to these assets were no longer applied. The tariff review of the RBSE in 2020 classified the definition of the RBSE as a contractual asset (previously these assets were considered an indemnity) specifically considering the additions of the asset, the mechanisms to recover and the related remuneration (for further details see note 17 to our Consolidated Financial Statements). We also reviewed the remuneration rate of our other transmission assets, considering the new criteria established in the guidance issued by the CVM. Previously these assets were remunerated based on the value of Brazilian government bonds (NTN) as the Brazilian Government owns the concession. Based upon the new guidance we measured these assets in accordance with the implicit rate.

We also considered the related deferred tax effects as a result of these adjustments. The adjustments were treated as a change in accounting policy and the retrospective adjustments were made to maintain the same comparative basis. The actuarial reserves and related impacts on comprehensive income for the year ended December 31, 2019 were revised to reflect an adjustment related to the fact that certain participants of one subsidiary were not included in the actuarial calculation whose benefits were calculated based on variable remuneration and indexed by the IGP-M. This adjustment did not affect our income statement and was being presented retrospectively in the group of comprehensive results, as items that will not affect our financial results.

From January 1, 2019 we were required to adopt IFRS 16, which establishes the principles for the recognition, measurement, presentation and disclosure of lease transactions and requires that lessees account for all leases according to a single balance sheet model, similar to accounting for financial leases applied in accordance with IAS 17. We opted for the modified retrospective approach, applying the effects of the initial adoption of the standard as adjustments to the opening balance of retained earnings as of January 1, 2019 without the adjustments of comparative information. With the initial adoption of CPC 06(R2) / IFRS 16, assets and liabilities had an impact of R$340 million.

Since 2017, we have decreased the number of our special purpose entities or SPEs, which we call our SPE Rationalization Project and which will continue as a strategic, priority project. Of the 81 SPEs we still own as of the date of this annual report, two are in the process of being unwound in order to be merged into our subsidiaries; one is in the process of sale and 14 are in the process of termination. We expect to reduce the number of SPEs we hold by a further 14 SPEs in 2022, ending the year with 64 SPEs. As of December 31, 2019 and 2020, we held interests in 136 and 94 SPEs, respectively.

On February 8, 2018, at our 170th Extraordinary Shareholders Meeting, our shareholders ratified their decision taken in 2016 to sell our six distribution companies as well as the assumption by us of these distribution companies’ rights to credits from the CCC Account and the CDE Account of R$8.4 billion, as adjusted, through June 30, 2017. The assets (and related liabilities) of Eletroacre, Ceron, Cepisa and Boa Vista Energia were classified as assets held for sale as of December 31, 2017, while those of Ceal and Amazonas D were classified as amounts held for sale as of December 31, 2018, in accordance with IFRS 5. The transfer of Ceal and Amazonas D impacted our results of operations and financial conditions as of and for the year ended December 31, 2019.

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

Terms contained within this annual report have the following meanings:

●	AFAC: Advance for Future Capital Increase;
●	AGU: Advocacia-Geral da União;
●	Amazonas D: former name of Amazonas Energia S.A., a distribution company operating in the state of Amazonas;
●	Amazonas GT: Amazonas Geração e Transmissão de Energia S.A., a generation and transmission company operating in the state of Amazonas;
●	AmGT: Amazonas Geração e Transmissão de Energia S.A.;
●	ANEEL: Agência Nacional de Energia Elétrica, the Brazilian Electric Power Regulatory Agency;
●	B3: B3 S.A.—Brasil, Bolsa Balcão, the São Paulo Stock Exchange, formerly known as the BM&F Bovespa;
●	Bankruptcy Law: Law No. 11,101/2005, as amended;
●	Basic Network: interconnected transmission lines, energy transformers and equipment with voltage equal to or higher than 230 kV, or installations with lower voltage as determined by ANEEL;
●	BNDES: Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;
●	Boa Vista Energia: former name of Roraima Energia, a distribution company operating in the city of Boa Vista, in the state of Roraima;
●	Brazilian GAAP: Brazilian generally accepted accounting principles;
●	Brazilian Anticorruption Law: Collectively, Law No. 12,846/2013 and Decree No. 8,420/2015;
●	Brazilian Corporate Law: Law No. 6,404/1976, as amended;
●	BRR: Base de Remuneração Regulatória, Regulatory Remuneration Base;

●	CADE: Conselho Administrativo de Defesa Econômica, the Brazilian Antitrust Authority;
●	Capacity charge: the charge for purchases or sales based on contracted firm capacity whether or not consumed;
●	Capital Increase: See “Item 8–Financial Information–Litigation–Arbitration– Arbitration Relating to Santo Antônio;”
●	CCC Account: Conta de Consumo de Combustivel, or Fuel Consumption Account;
●	CCEAR: Contratos de Comercialização de Energia no Ambiente Regulado, contracts for the commercialization of energy in the Regulated Market;
●	CCEE: Câmara de Comercialização de Energia Elétrica, the Brazilian electric energy trading chamber;
●	CDE Account: Conta de Desenvolvimento Energético, the energy development account;
●	CDI: Interbank Certificate of Deposit;
●	CEA: Companhia de Eletricidade do Amapá S.A.;
●	Ceal: former name of Equatorial Energia Alagoas, a distribution company operating in the state of Alagoas;
●	CELG-D: Enel Distribuição Goiás, a former distribution subsidiary of Eletrobras;
●	CELPE: Companhia Energética de Pernambuco S.A. (CELPE);
●	Cepel: Centro de Pesquisas de Energia Elétrica, a research center of the Brazilian electric sector;
●	Cepisa: former name of Equatorial Energia Piauí, a distribution company operating in the state of Piauí;
●	Ceron: former name of Energisa Rondônia, a distribution company operating in the state of Rondônia;
●	CERR: Companhia Energética de Roraima — CERR, a generation and distribution company operating in the state of Roraima;
●	CESP: Companhia Energética de São Paulo;
●	CGT Eletrosul: Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, a subsidiary of Eletrobras, which is the resulting entity following the merger of Eletrosul into CGTEE;
●	CGTEE: Companhia de Geração Térmica de Energia Elétrica, one of our former generation subsidiaries;
●	CGU: Controladoria-Geral da União, the General Federal Inspector’s Office.
●	Chesf: Companhia Hidroelétrica do São Francisco, one of our generation and transmission subsidiaries;
●	CMN: Conselho Monetário Nacional, the highest authority responsible for Brazilian monetary and financial policy;
●	CNEN: Comissão Nacional de Energia Nuclear S.A., the Brazilian national commission for nuclear energy;
●	CNPE: Conselho Nacional de Política Energética, the National Council of Energy Policy, the advisory agency to the President of the Republic of Brazil for the formulation of policies and guidelines in the energy sector;
●	Code of Ethical Conduct and Integrity: Código de Ética das Empresas Eletrobras, our Code of Ethical Conduct and Integrity published in 2020;

●	COFINS: contribuição para o financiamento da seguridade social, the contribution for the financing of social security;
●	Concessionaires or concessionaire companies: companies to which the Brazilian Government transfers rights to supply electrical energy services (generation, transmission, distribution) to a particular region in accordance with agreements entered into between the companies and the Brazilian Government pursuant to Law No. 8,987/1995 and Law No. 9,074/1995 (together, the “Concessions Laws”);
●	COVID-19: the 2019 coronavirus;
●	CPPI: Conselho do Programa de Parcerias de Investimentos, the Investment Partnerships Program Council;
●	CTEEP: Companhia de Transmissão de Energia Elétrica Paulista — CTEEP, one of our transmission affiliates;
●	CVM: Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission;
●	Distribution: the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers through a distribution system. Electricity reaches consumers such as residential consumers, small industries, commercial properties and public utilities at a voltage of 220/127 volts;
●	Distributor: an entity supplying electrical energy to a group of customers using a distribution network;
●	DoJ: the U.S. Department of Justice;
●	DOU: Diário Oficial da União, Official Diary of the Brazilian Government;
●	EIA: Estudo de Impacto Ambiental, Environmental Impact Study;
●	Electricity Regulatory Law: Law No. 10,848/2004 (Lei do Novo Modelo do Setor Elétrico), enacted on March 15, 2004, which regulates the operations of companies in the electricity industry;
●	Eletroacre: former name of Energisa Acre, a distribution company operating in the state of Acre;
●	Eletrobras: Centrais Elétricas Brasileiras S.A. — Eletrobras;
●	Eletrobras Privatization Law: Law No. 14,182/2021, resulting from the conversion of Provisional Measure No. 1031, of February 23, 2021;
●	Eletronorte: Centrais Elétricas do Norte do Brasil S.A., one of our generation and transmission subsidiaries;
●	Eletronuclear: Eletrobras Termonuclear S.A., one of our generation subsidiaries;
●	Eletropar: Eletrobras Participações S.A., a holding company subsidiary created to hold equity investments (formerly, Light Participações S.A. — LightPar);
●	Eletrosul: Eletrosul Centrais Elétricas S.A., one of our former generation and transmission subsidiaries;
●	Energy charge: the variable charge for purchases or sales based on actual electricity consumed;
●	ENBPar: Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A., the new SOE that will control Itaipu and Eletronuclear after our privatization;
●	EPE: Empresa de Pesquisa Energética, the Brazilian Energy Research Company;
●	ERP: Enterprise Resource Planning;

●	Exchange Act: the U.S. Securities Exchange Act of 1934, as amended;
●	Final consumer (end user): a party who uses electricity for its own needs;
●	FND: Fundo National do Desestatização, the national privatization fund;
●	FOTE: Fronteira Oeste Transmissora de Energia S.A., a special purpose entity that builds, operates, and maintains the transmission and distribution of electricity;
●	Free consumers: customers that were connected to the system after July 8, 1995 and have a contracted demand above 3 MW at any voltage level; or customers that were connected to the system prior to July 8, 1995 and have a contracted demand above 3 MW at a voltage level higher than or equal to 69 kV;
●	FUNAI: Fundação Nacional do Índio, National Indian Foundation
●	Free Market: Ambiente de Contratação Livre, the Brazilian unregulated energy market;
●	Furnas: Furnas Centrais Elétricas S.A., one of our generation and transmission subsidiaries;
●	GAG Melhoria: Custo da Gestão dos Ativos de Geração, Generation Asset Management Costs;
●	Gigawatt (GW): one billion watts;
●	Gigawatt hour (GWh): one gigawatt of power supplied or demanded for one hour, or one billion watt-hours;
●	Global Offering: see “Item 4A. History and Development — Proposed Privatization;”
●	Global Offering Settlement Date: see “Item 4A. History and Development — Proposed Privatization;”
●	GSF: Generation Scaling Factor, which applies when there is a deficit in the hydroelectric energy generation;
●	High voltage: a class of nominal system voltages equal to or greater than 100,000 volts (100 kVs) and less than 230,000 volts (230 kVs);
●	Hydroelectric plant or hydroelectric facility or hydroelectric power unity (HPU): a generating unit that uses water power to drive the electric generator;
●	IBAMA: Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis, the Brazilian Environmental Authority;
●	IBGC: Instituto Brasileiro de Governança Corporativa, the Brazilian Institute of Corporate Governance;
●	IBGE: Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics;
●	ICMS: Imposto sobre Circulação de Mercadorias e Serviços, the State Tax on Circulation of Goods and Services;
●	IFRS: International Financial Reporting Standards as issued by the International Accounting Standards Board;
●	IGP-M: Indice Geral de Preços—Mercado, the Brazilian general market price index, similar to the retail price index;
●	IGP-DI: Indice Geral de Preços—Disponibilidade Interna, a Brazilian index that measures prices that directly affect the economic activity of the country, except exports;
●	INB: Indústrias Nucleares do Brasil S.A., Brazil Nuclear Industries, which produces uranium;

●	Independent Investigation: the independent internal investigation carried out by the law firm, Hogan Lovells US LLP, for the purpose of assessing the potential existence of irregularities, including violations of the FCPA, the Brazilian Anticorruption Law and our Code of Ethical Conduct and Integrity;
●	Installed capacity: the level of electricity which can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer;
●	Interconnected Power System: Sistema Interligado Nacional, the system or network for the transmission of energy, connected by means of one or more links (lines and/or transformers);
●	IPCA: Índice de Preços ao Consumidor Amplo, the Gross Domestic Product denominator;
●	IRPJ and CSLL: value-added taxation and corporate income taxation regimes;
●	Isolated System: generation facilities in the North of Brazil not connected to the Interconnected Power System;
●	Itaipu: Itaipu Binacional, the hydroelectric generation facility owned equally by Brazil and Paraguay;
●	Itaipu Treaty: the treaty entered into between Brazil and Paraguay;
●	Kilovolt (kV): one thousand volts;
●	Kilowatt (kW): 1,000 watts;
●	Kilowatt Hour (kWh): one kilowatt of power supplied or demanded for one hour;
●	Lava Jato Investigation: see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company,” “Item 3.D. Key Information—Risk Factors—Risks Relating to Brazil,” “Item 4E. Information on the Company—Compliance,” “Item 15. Controls and Procedures” and “Item 18. Financial Statements;”
●	Law of Government-Controlled Companies: Law No. 13,303/2016;
●	LI: Licença de Instalação, Installation License;
●	LGPD: General Data Protection Law or Law No. 13,709/2018;
●	LO: Licença de Operação, Operating License;
●	LP: Licença Prévia, Preliminary License;
●	MAE: mercado atacadista de energia elétrica, Interconnected Power System;
●	MESA: Furnas’s subsidiary, Madeira Energia S.A.;
●	MESA Shareholders’ Agreement: See “Item 8–Financial Information–Litigation–Arbitration– Arbitration Relating to Santo Antônio;”
●	Megawatt (MW): one million watts;
●	Megawatt hour (MWh): one megawatt of power supplied or demanded for one hour, or one million watt-hours;
●	Mixed capital company: pursuant to Brazilian Corporate Law, a company with public and private sector shareholders, but controlled by the public sector;

●	MME: Ministério de Minas e Energia, the Brazilian Ministry of Mines and Energy;
●	MPE: Ministério Publico Estadual, the state prosecutor’s office;
●	MPF: Ministério Publico Federal, the federal prosecutor’s office;
●	MRE: Mecanismo de Realocação de Energia, the Energy Reallocation Mechanism;
●	National Environmental Policy Act: Law No. 6,938/1981, as amended;
●	NBTE: Norte Brasil Transmissora de Energia S.A., a special purpose entity that operates in transmission and distribution of electricity;
●	Novonor: former Odebrecht S.A., a Brazilian conglomerate that provides engineering and infrastructure construction services;
●	Nuclep: Nuclebrás Equipamentos Pesados S.A., Brazil Heavy Equipment Industry;
●	NYSE: New York Stock Exchange;
●	OECD: the Organisation for Economic Co-operation and Development;
●	ONS: Operador Nacional do Sistema Elétrico, the national electricity system operator;
●	PAR Procel: Procel Resource Application Plans;
●	PDC: Plano de Demissão Consensual (PDC), one of our Consensual Dismissal Plans;
●	PDNG: Plano Diretor de Negócio de Gestão, the Management Business Master Plan;
●	PIEs: Independent Power Producers;
●	PND: National Privatization Program;
●	PPI: Programa de Parceria de Investimentos da Presidência da República, the Investments Partnership Program of the Brazilian Government created to expand and accelerate the partnerships between the Brazilian Government and private entities;
●	Procel: Programa Nacional de Combate ao Desperdício de Energia Elétrica, the national electrical energy conservation program;
●	Proinfa: Programa de Incentivo às Fontes Alternativas de Energia Elétrica, the program for incentives to develop alternative electric energy sources;
●	Proposed Privatization: see “Item 4A. History and Development —Proposed Privatization;”
●	PWC: PricewaterhouseCoopers Independent Auditors Ltda.;
●	RAG: Receita Anual de Geração, the annual generation revenue;
●	RAP: Receita Anual Permitida, the annual permitted transmission revenues;
●	RBNI: Rede Básica Novas Instalações, the Basic Network of New Installations;

●	RBSE: Rede Básica do Sistema Existente, the Basic Network of the Existing System;
●	Regulated Market: Ambiente de Contratação Regulada, the Brazilian regulated energy market;
●	RGR Fund: Reserva Global de Reversão, a fund funded by consumers and providing compensation to all concessionaires for non-renewal or expropriation of their concessions used as a source of funds for the expansion and improvement of the electrical energy sector;
●	Rol: Receita Operacional Líquida, net operating revenue;
●	SAESA: wholly owned parent of Santo Antônio Energia S.A.;
●	SAESA Arbitration: See “Item 8–Financial Information–Litigation–Arbitration– Arbitration Relating to Santo Antônio;”
●	Santo Antônio Plant: See “Item 8–Financial Information–Litigation–Arbitration– Arbitration Relating to Santo Antônio;”
●	Securities Act: the U.S. Securities Act of 1933;
●	SELIC rate: an official overnight government rate applied to funds traded through the purchase and sale of public debt securities established by the special system for custody and settlement;
●	Small hydroelectric power plants: power plants with capacity from 1 MW to 30 MW;
●	SOE: State-owned enterprise;
●	SPEs: our special purpose entities;
●	STF: Supremo Tribunal Federal, the Brazilian Federal Supreme Court;
●	STJ: Superior Tribunal de Justiça, the Brazilian Superior Court of Justice;
●	Substation: an assemblage of equipment that switches and/or changes or regulates the voltage of electricity in a transmission and distribution system;
●	TCFD: Task Force on Climate-related Financial Disclosures;
●	TCU: Tribunal de Contas da União, the Brazilian Federal Audit Court;
●	TFSEE: Taxa de Fiscalização de Serviços de Energia Elétrica, the fee for the supervision of electricity energy services;
●	Thermoelectric plant or thermoelectric power unity (TPU): a generating unit that uses combustible fuel, such as coal, oil, diesel natural gas or another hydrocarbon as the source of energy to drive the electric generator;
●	TPR Policy: Related-Party Transactions Policy;
●	Transmission: the bulk transfer of electricity from generating facilities to the distribution system at the load center station by means of the transmission grid (in lines with a capacity between 69 kV and 525 kV);
●	TRF: Tribunal Regional Federal, the Regional Federal Courts that are the courts of appeal of Federal Courts of Brazil;
●	TSLE: Transmissora Sul Litorânea de Energia S.A., a special purpose entity that transmits and distributes electricity, as well as offers natural gas trading, power consumer management, and other related products;

●	TUSD: a tariff for the use of the distribution system;
●	TUST: is a tariff for the use of the transmission system;
●	U.S. GAAP: United States generally accepted accounting principles;
●	UBP Fund: Fundo de Uso de Bem Público, the public asset use fund;
●	UTE: Administración Nacional de Usinas y Transmisiones Elétricas, a Uruguayan state-owned company;
●	Volt (V): the basic unit of electric force analogous to water pressure in pounds per square inch; and
●	Watt: the basic unit of electrical power.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements, including statements regarding our intent, belief or current expectations or those of our officers with respect to, among other things, our financing plans, trends affecting our financial condition or results of operations and the impact of plans and strategies. These forward-looking statements are subject to risks, uncertainties and contingencies including, but not limited to, the following:

●	general economic, regulatory, political and business conditions in Brazil and abroad, including military conflict between Russia and Ukraine and its impacts on the global economy, as well as developments and the perception of risks in connection with volatility related to the 2022 presidential elections in Brazil;
●	the outcome of our Proposed Privatization and any related legislative, regulatory or political developments;
●	the impact of various conditions precedents to our Proposed Privatization, including the transfer of control over Eletronuclear and Itaipu and the execution of new generation concession agreements;
●	any judicial or other challenges to our Proposed Privatization;
●	interest rate fluctuations, inflation and the value of the real in relation to the U.S. dollar;
●	changes in volumes and patterns of customer electricity usage;
●	the impact of ongoing and future litigation, criminal investigation and administrative proceedings;
●	our ability to maintain our current market share;
●	the impact of widespread health developments, epidemics, natural disasters and other catastrophes, such as the COVID-19 outbreak, and the governmental, commercial, consumer and other responses thereto;
●	competitive conditions in Brazil’s electricity generation market and transmission market through auctions;
●	our level of debt and ability to obtain financing on favorable terms or at all;
●	the likelihood that we will receive payment in connection with account receivables;
●	the impacts of climate change, including changes in rainfall and water levels at the reservoirs used to run our hydroelectric power generation facilities;
●	any failures in our information technology systems, information security systems, and telecommunications systems;
●	the impact of strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors;
●	our financing and capital expenditure plans;
●	our ability to serve our customers on a satisfactory basis;
●	any mismanagement claims for managing certain sectoral funds and governmental programs;
●	our ability to execute our business strategy, including our growth strategy and financing and capital expenditure plans;
●	existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area, hydroelectric risk and other matters;
●	adoption of measures by the granting authorities in connection with our current and future concession agreements;
●	changes in other laws and regulations, including, among others, those affecting tax and environmental matters;
●	future actions that may be taken by the Brazilian Government, our controlling shareholder, with respect to our Board of Directors, acquisition and disposition of subsidiaries and affiliated entities, selling parts or all of their investment in us, and other matters;
●	the outcome of the ongoing corruption investigations and any new facts or information that may arise in relation to the Lava Jato Investigation, or any other corruption-related investigations in Brazil, including any accounting, legal, reputational and political effects;
●	the imposition of administrative penalties in respect of any default under our concession agreements executed with the Brazilian Government and any non-compliance with ANEEL’s regulatory provisions;
●	our ability to renew our concessions in case our Proposed Privatization does not occur;
●	our ability to complete the construction of the Angra 3 nuclear power plant;
●	our ability to minimize the impact on us of not receiving the full value of receivables from the CCC Account transferred to us during the sale process of our distribution companies;
●	the likelihood that we receive all the debt that Amazonas D owes to us and our subsidiary, Eletronorte;
●	the likelihood that we make payments or are required to record further provisions in respect of compulsory loans;
●	the outcome of our tax, civil and other legal proceedings, including class actions or enforcement or other proceedings brought by governmental and regulatory agencies;
●	our ability to minimize the potential impacts of climate change on our generation and transmission activities; and
●	other risk factors as described in “Item 3.D Key Information—Risk Factors.”

The forward-looking statements referred to above also include information with respect to our capacity expansion projects that are in the planning and development stages. In addition to the above risks and uncertainties, our potential expansion projects involve engineering, construction, regulatory, environmental and other significant risks, which may:

●	delay or prevent successful completion of one or more projects;
●	increase the costs of projects; and
●	result in the failure of facilities to operate or generate income in accordance with our expectations.

The words “believe,” “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “estimate,” “project,” “target,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements as a result of new information, future events or otherwise.

We caution that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in any forward-looking statements contained in this annual report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved.]

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

Risks Relating to our Privatization

●	Our Proposed Privatization is subject to a corporate reorganization and various other conditions precedent. If we are not able to comply with these steps or if there is not sufficient market interest in our Global Offering and we are not able to achieve our Proposed Privatization, our future prospects and ADR prices may be adversely affected.
●	The grant of certain generation concessions within respect to our Proposed Privatization exposes us to certain risks that could adversely affect our business.
●	As a condition precedent to our Proposed Privatization, we will need to conduct a corporate reorganization.
●	If our Proposed Privatization is consummated, the Brazilian Government will no longer be our controlling shareholder, which could allow the holders of our international bonds and/or debentures to require us to repurchase their bonds and/or debentures upon a change of control that results in a ratings downgrade.
●	If our Proposed Privatization is consummated, our current shareholders will experience immediate and substantial dilution after the Global Offering and our bylaws will contain provisions that limit the voting rights of all shareholders, including non-Brazilian shareholders, which could prevent or delay transactions that holders of our shares or ADRs may favor.
●	Our Proposed Privatization may be challenged, which could delay or prevent its consummation, as well as complicate our ability to maintain our market share. In addition, there is speculation that certain politicians may propose to reverse the Proposed Privatization, if consummated.

Risks Relating to our Company

●	Transactions with related parties, including as part of our Proposed Privatization, may not be properly identified and managed, which could expose us to lawsuits and affect our financial results.
●	Our financial and operating performance may be adversely affected by epidemics, natural disasters, and catastrophes, such as the recent outbreak of COVID-19, and climate events.

●	If we do not remedy the material weakness in our internal controls, the reliability of our financial statements may be materially affected.
●	An arbitral award against Furnas and other equity holders of the Santo Antônio Plant could result in Furnas acquiring majority control over MESA, or a breach of SAESA’s financial covenants which could trigger significant obligations for us as we guarantee much of their debt.
●	Our operational and consolidated financial results are dependent on the results of the subsidiaries and SPEs in which we invest.
●	We guarantee several projects that are structured through SPEs. Our financial condition may be adversely affected if the loans related to these projects are not repaid.
●	We may not receive the full value of receivables from the CCC Account transferred to us during the sale process of our distribution companies.
●	We may not receive all the debt that Amazonas D owes to us and our subsidiary, Eletronorte.
●	We are exposed to mismanagement claims for managing certain sectoral funds and governmental programs.
●	Indemnification payments for investments in concessions renewed pursuant to Law No. 12,783/2013, which were not yet amortized or depreciated, may not be sufficient to cover those investments.
●	Under the current rules for the tariff review for generation and transmission concessions, we might not receive the full compensation for costs incurred in the operation and maintenance of these concessions and any expenses in relation to these assets.
●	If our Proposed Privatization is not consummated, there are no guarantees that our existing concession agreements will be renewed and, if so, on what terms.
●	Every five years the assured energy of our hydroelectric plants can be adjusted, and we may incur additional costs to purchase energy to comply with existing agreements.
●	We have substantial financial liabilities, which could make it difficult to obtain financing for our planned investments and may expose us to liquidity constraints.
●	We may not be able to prevent, detect, and timely implement corrective measures in relation to the unlawful conduct in our supply chain.
●	We are subject to certain covenants, which in case of non-compliance may allow the lenders under the relevant facilities to accelerate our obligations to them.
●	We are subject to rules limiting the acquisition of loans by state-controlled companies.
●	We are subject to the inspection of the Federal Court of Accounts, which may result in the imposition of penalties and/or sanctions on us and our management to the extent irregularities are proven.
●	If any of our assets are deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgment. Moreover, if the Proposed Privatization is consummated, we will no longer be a state-controlled company and will be subject to the Brazilian Bankruptcy Law.
●	We may be indirectly liable for damages related to accidents involving our subsidiary Eletronuclear.
●	We may incur substantial financial liabilities as well as unexpected expenses until we complete the construction of the Angra 3 nuclear power plant.
●	We may incur losses and spend time and money defending pending litigation and administrative proceedings.
●	We may incur losses in legal proceedings relating to compulsory loans made in the period between 1962 and 1993.
●	We are, have been, and may again be party to U.S. proceedings relating to disclosures surrounding our compulsory loan credits and bearer bonds.
●	We and our subsidiaries may be required to make substantial contributions to the pension plans of our current and former employees which we sponsor.
●	Our insurance policies may be insufficient to cover potential losses.
●	We do not have alternative supply sources for the key raw materials that the thermal and nuclear plants use.
●	Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our business.

Risks Relating to Brazil

●	We are controlled by the Brazilian Government, the policies and priorities of which directly affect our operations and may conflict with the interests of our investors.
●	Brazil’s economy is vulnerable to external and internal shocks, which may have an adverse effect on Brazil’s economic growth and on the trading markets for securities.

●	The Brazilian Government has exercised, and continues to exercise, significant influence over the Brazilian economy, which can have a direct impact on our business.
●	Political uncertainty may lead to an economic slowdown and volatility in securities issued by Brazilian companies.
●	The volatility of the Brazilian real and of the inflation rates may impact our operations and cashflows.
●	Changes in tax or accounting laws, tax incentives, and benefits or differing interpretations of tax or accounting laws may adversely affect us.
●	Any further downgrading of Brazil’s credit rating could adversely affect the price of the ADS and our cost of funding in the capital markets.

Risks Relating to the Brazilian Power Industry

●	Our business may be impacted by political events, war, terrorism and other geopolitical uncertainties, such as the ongoing military conflict between Russia and Ukraine.
●	We are subject to impacts related to hydrological conditions that may result in lower generation of hydroelectric power and adversely affect our business.
●	Failure to comply with, obtain, or renew the licenses required of the plants where we develop our activities may have an adverse effect on us.
●	We can be held responsible for the social and environmental impacts of accidents involving the dams at our hydroelectric plants.
●	We might be held responsible for impacts on our own workforce, on the population and the environment, due to accidents related to our transmission systems and facilities.
●	We may be subject to penalties, administrative intervention or loss of our concessions for public service if we provide our services in an inadequate manner or violate contractual obligations.
●	Our generation and transmission activities are regulated and supervised by ANEEL. Our business could be adversely affected by regulatory changes or by termination of the concessions prior to their expiration dates, and any indemnity payments for the early terminations may be less than the full amount of our investments.
●	Certain of our subsidiaries adhered to installments programs for tax debts and must comply with special rules, otherwise, these installments programs may be terminated and the benefits may be cancelled.
●	Failures in our information technology systems, information security systems, and telecommunications systems may adversely impact us.
●	We are subject to risks associated with failure to comply with the applicable data protection laws, and we may be adversely affected by the imposition of fines and other types of sanctions.
●	Our failure to protect our intellectual property may adversely impact us.
●	We are exposed to environmental risks due to impact and non-compliance with laws and regulations related to our operations, which may lead to accidents, losses and administrative proceedings and legal liabilities. In addition, laws and regulations may become more stringent in the future and lead to us not obtaining or losing our licenses.
●	Given the nature of our generation and transmission activities, we are subject to risks related to human rights violations.
●	Climate change can have significant impacts on our generation and transmission activities.
●	If we fail to address issues related to the health and safety at work of our employees and the facilities where we conduct our activities, we may be adversely affected.
●	We cannot predict on what terms the Itaipu Treaty will be revised, which may adversely affect the amounts of energy available in the Brazilian electricity sector.

Risks Relating to our Shares and ADS

●	If you hold our preferred shares, you will have limited voting rights.
●	Exercise of voting rights with respect to common and preferred shares involves additional procedural steps.
●	If we issue new shares or our shareholders sell shares in the future, the market price of your ADS may be reduced.
●	Political, economic and social events as well as the perception of risk in Brazil and in other countries, including the United States, European Union and emerging countries, may affect the market prices for securities in Brazil, including our shares.
●	Exchange controls and restrictions on remittances abroad may adversely affect holders of ADS.
●	Exchanging ADS for the underlying shares may have unfavorable consequences.
●	You may not receive dividend payments if we incur net losses, or our net income does not reach certain levels.
●	You may not be able to exercise preemptive rights with respect to the preferred or common shares.

●	We may need to raise additional funds in the future and may issue additional common shares, which may result in a dilution of your interest in our common shares underlying the ADSs. In addition, a dilution of your interest in our common shares underlying the ADSs may occur in the event of our merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.
●	International judgments may not be enforceable when considering our directors or officers’ status of residency.
●	Judgments of Brazilian courts with respect to our common shares may be payable only in reais.
●	Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares or ADS.

Risks Relating to our Privatization

Our Proposed Privatization is subject to a corporate reorganization and various other conditions precedent. If we are not able to comply with these steps or if there is not sufficient market interest in our Global Offering and we are not able to achieve our Proposed Privatization, our future prospects and ADR prices may be adversely affected.

On July 12, 2021, Law No. 14,182 was enacted, establishing the guidelines for our Proposed Privatization. Subsequently, certain CPPI and CNPE resolutions set out the following principal conditions precedent for our Proposed Privatization:

(i)	payment to the Brazilian Government for the granting of new contracts as a replacement for certain of our existing generation concessions to be made from the net proceeds of the proposed Global Offering of shares and ADRs;
(ii)	a corporate restructuring, in order for the Brazilian Government to maintain its direct or indirect control over Eletronuclear and Itaipu;
(iii)	continued payment of membership contributions to Cepel, for six years from the settlement date of the Global Offering;
(iv)	approval, by our shareholders, of projects to revitalize water resources and reduce power generation costs; and
(v)	amendments to our bylaws to prevent any shareholder or group of shareholders (including ADR holders) from exercising voting rights with respect to more than 10% of our voting shares, as well as the inclusion of a golden share to be issued to the Brazilian Government to allow it to veto any changes to these new provisions of our bylaws.

See “Item 4.A. History and Development—Proposed Privatization” for further information about our Proposed Privatization.

If we are not able to fulfil these conditions precedent or, if at the time, we launch our Global Offering of shares and ADRs, there is not sufficient investor demand to dilute the interest of the Brazilian Government, we will not be able to complete our Proposed Privatization, and then our future prospects and our share and ADR prices may be adversely affected. In addition, we would have already incurred considerable costs in relation to advisers, legal counsels, independent auditors, and others as part of this process.

The grant of certain generation concessions within respect to our Proposed Privatization exposes us to certain risks that could adversely affect our business.

Pursuant to the Eletrobras Privatization Law, if our Proposed Privatization is consummated, we will be entitled to enter into new concession agreements for the plants Itumbiara, Sobradinho, Tucuruí, Mascarenhas de Moraes, and Curuá-Una, as well as for 17 other plants, which are currently operating under a “quota regime.” The law also provides that most of these concessions will be phased into the “independent power production regime” over a five-year term. Under this regime, we will have to assume and manage all hydrological risks and related costs for a thirty-year term.

Also, as consideration for the new concession agreements, our subsidiaries must pay a concession bonus equivalent to part of the additional economic benefits we will receive as a result of these new contracts. According to the CNPE, this benefit totals R$67.1 billion. The concession bonus was stipulated as R$25.4 billion, which we must pay to the Brazilian Government after the settlement of our Global Offering. Additionally, we will have to pay R$32.1 billion to the CDE Account, with a R$5.0 billion payment becoming due within 30 days of signing the new concession agreements and the remainder being paid over a twenty five-year period. Further, over a ten-year period, we will have to contribute R$8.8 billion for the continuing revitalization of the São Francisco and Parnaíba rivers basins, to reduce energy generation costs in the Brazilian territory known as the “Legal Amazon” and for certain projects in the areas surrounding the plants of our subsidiary Furnas. As established in the Eletrobras Privatization Law, we will be waiving the right to receive indemnification payments related to our current concession agreements when we execute the new concession agreements. If our further privatization is not consummated, it is unclear if, how and when we will receive such indemnification payments. See “—Risks Relating to our Company—Indemnification payments for investments in concessions renewed pursuant to Law No. 12,783/2013, which were not yet amortized or depreciated, may not be sufficient to cover those investments” for further details.

The macroeconomic and industry-specific assumptions used by the Brazilian Government to calculate the concession bonus may not be correct or accurately reflect actual conditions in the coming years. In addition, the cash flows from our operations or our available credit lines may not be sufficient to honor each of our capital obligations under the terms of our Proposed Privatization and we may incur significant indebtedness, which may impair our ability to raise funds in the future.

According to the applicable law, the execution of the new concession contracts will be notified by ANEEL, and we will have up to 15 days to sign the contracts. However, it is currently unclear when ANEEL will summon us to sign the new concession agreements, which may adversely affect us.

In April 2022, the MME approved a change to the draft concession agreements to be entered into if our Proposed Privatization is consummated, pursuant to Administrative Proceeding No. 48330.000034/2022-11. The new draft was prepared considering TCU’s recommendation (Decision No. 296/2022) and CNPE’s Resolution No. 30/2021. Under the new terms we will be subject to two additional obligations: (i) to prepare and submit to ANEEL technical and economic feasibility studies in order to identify the optimal exploitation of hydropower plants potential (“aproveitamento ótimo do potencial hidrelétrico”), within 36 months of the execution date of the new concession agreements; and (ii) to implement the optimal exploitation of hydropower plants potential, if economically feasible, within 136 months from the execution date of the new concession agreements. These new obligations may result in additional costs to be borne by us and, any potential non-compliance, may result in the forfeiture of the new concessions.

As a condition precedent to our Proposed Privatization, we will need to conduct a corporate reorganization.

As a further condition to our Proposed Privatization, we are required to transfer our controlling interests in Eletronuclear and Itaipu to ENBPar, a newly formed entity controlled by the Brazilian Government, since both entities must remain under the direct or indirect control of the Brazilian Government. This corporate restructure will decrease our total installed generation capacity by 8,990 MW. With respect to Eletronuclear, we will also be required to capitalize credits to be received by us as dividends and AFACs of R$2.7 billion and R$3.5 billion, respectively. Following this corporate reorganization, we will hold 68% of Eletronuclear’s equity interest, but will retain only 36% of its voting capital.

Despite the fact that we will no longer be the controlling shareholder of Eletronuclear, the law governing our Proposed Privatization provides that we must continue to guarantee all existing obligations of Eletronuclear with respect to the development of the Angra 3 nuclear plant, in the amount of R$6.38 billion. In addition, by the date of consummation of our Proposed Privatization, we will have to enter into various agreements with ENBPar. These agreements include an investment agreement for the continued development of the Angra 3 nuclear plant. Under this agreement, we will commit to raise funds and grant guarantees in proportion to our participation in the voting capital of Eletronuclear. ENBPar will be responsible for obtaining any remaining funds and guarantees. We cannot assure you that we will obtain the funds necessary to meet our investment obligations or that ENBPar will be able to obtain all the necessary funds and guarantees, which could adversely affect the completion of the project as well as our ability to leverage and guarantee new projects. We may also be adversely affected if third parties seek to enforce their rights against Eletronuclear or ENBPar through the filing of claims against us.

Eletronuclear’s reorganization was structured assuming a certain tariff to be charged for energy to be produced by the Angra 3 nuclear plant upon its completion. We cannot guarantee that this tariff will achieve its purpose of guaranteeing the economic-financial balance (considering a present value of the project equal to zero), while also considering a reasonable tariff. If the actual tariff is lower than the tariff required to reach break-even, or if there is a further delay in the start of the commercial operation of Angra 3, the viability of this project could be severely impacted, which in turn could have an adverse effect on our financial condition. For further information, see “—Risks Relating to our Company—We may incur substantial financial liabilities until we complete the construction of the Angra 3 nuclear power plant.”

The Eletrobras Privatization Law also provides that ENBPar will be responsible for the government programs that we currently manage, such as PROINFA, Luz para Todos, Mais Luz para Amazônia and Procel. There will be a one-year transitional period from the date of settlement of the Global Offering during which we will retain liability for the management of these programs Any claims that arise against us in relation to our liability during the transitional period may adversely affect us. Furthermore, there can no assurance that we will receive the applicable compensation for the management of such programs on a timely basis, if at all.

During this one-year transitional period, we will need to negotiate the terms for the complete transition of the management of these programs, which should include our obligation to provide support and mentoring to EBRPar with respect to the management and use of the data systems required for the management of these government programs. However, as of the date of this annual report, it is unclear when ENBPar will be able to assume their management or if it will have sufficient resources to manage the programs. As a result, we are unable to determine if an extension to this transitional period might be required, which is not provided for in the regulations. If we are required to manage these programs for an extended time, we will continue to be exposed to potential claims regarding their potential mismanagement. See “—Risks Relating to our Company—We are exposed to mismanagement claims for managing certain sectoral funds and governmental programs” for further details.

Our Proposed Privatization is also conditioned upon the transfer of our 50% interest in Itaipu to ENBPar in exchange for R$1.2 billion, to be paid over 240 months. This payment and timetable, as well as the methodology used to calculate this amount, may also be questioned by shareholders and third parties. Applicable law also provides for a transitional period of up to 180 days from the date of the settlement of our Global Offering, during which we will provide remunerated support and advisory services for Itaipu’s energy trading activities. As such, we will remain liable for the management of Itaipu’s trading operations and could be subject to claims as a result of any difficulties we encounter during this transitional period.

If ENBPar is not able to assume the management of the commercialization of the energy generated by Itaipu or does not have sufficient resources to effectively manage the commercialization of such energy, over the long-term, we may be required to extend this transitional period, which is not provided for in the regulations and may adversely impact our business.

Accordingly, the corporate reorganization of Eletronuclear and Itaipu and the transfer of the government programs could expose us to significant risks that could negatively impact our cash flows, leverage ratios and financial condition, as well as negatively impact our ability to raise funds in the future.

If our Proposed Privatization is consummated, the Brazilian Government will no longer be our controlling shareholder, which could allow the holders of our international bonds and/or debentures to require us to repurchase their bonds and/or debentures upon a change of control that results in a ratings downgrade.

We have issued dollar-denominated bonds in the international capital markets and real-denominated debentures in the Brazilian capital markets. As of December 31, 2021, the outstanding balance of these bonds and debentures totaled US$1.33 billion and R$11.6 billion, respectively. Our international bonds and debentures contain a change of control provision that allows the holders to require us to repurchase their bonds or debentures upon a change of control that results in a ratings downgrade. If we are required to repurchase our international bonds and/or debentures, we would have to finance the repurchase of any holders deciding to exercise their put rights, which could have an adverse effect on our cash flows and financial condition. We may also be unable to obtain such funds, which may result in a default under the terms of the trust deeds governing these bonds and debentures, which may, in turn, result in the acceleration of their outstanding balance. The realization of any of these risks would adversely affect us. See “Item 4.B. Business Overview—Lending and Financing Activities—Material Financial Agreements” for further information about our international bonds and other financial agreements.

If our Proposed Privatization is consummated, our current shareholders will experience immediate and substantial dilution after the Global Offering and our bylaws will contain provisions that limit the voting rights of all shareholders, including non-Brazilian shareholders, which could prevent or delay transactions that holders of our shares or ADRs may favor.

If our Proposed Privatization is consummated, our shareholders will experience immediate and substantial dilution after the Global Offering to the extent the offering price per ADR is greater than the book value per share of our common shares.

In addition, our bylaws will be amended to include provisions that have the effect of avoiding the concentration of more than 10% of our common voting shares in the hands of one or a small group of shareholders. See “Item 4.A. History and Development—Proposed Privatization” for further information on any restrictions on your voting rights.

The absence of a single, controlling shareholder or group of controlling shareholders may create difficulties for our shareholders to approve certain transactions, because, among other things, the minimum quorum required by law for the approval of certain matters may not be reached. We and our shareholders may not be afforded the same protections provided by the Brazilian Corporate Law against abusive measures taken by other shareholders and, as a result, may not be compensated for any losses incurred. Any sudden and unexpected changes in our management, changes in our corporate policies or strategic direction, takeover attempts or any disputes among shareholders regarding their respective rights may adversely affect our business and results of operations.

Our Proposed Privatization may be challenged, which could delay or prevent its consummation, as well as complicate our ability to maintain our market share. In addition, there is speculation that certain politicians may propose to reverse the Proposed Privatization, if consummated.

The model and other aspects of our Proposed Privatization, such as the corporate restructuring described above, as well as the legislative proceeding that resulted in the enactment of Law No 14,182/2021, could be challenged by regulatory bodies, consumer groups, or others or be suspended by Brazilian courts, which could delay or even prevent the completion of our Global Offering and have adverse legal and reputational effects on us. The corporate restructuring, especially the change of control of Eletronuclear, may be challenged in court. Accordingly, the Brazilian courts or regulatory bodies may require us to make additional adjustments to the structure of our Proposed Privatization, which may impede or delay our Proposed Privatization. Up to this moment, there are twenty-one ongoing lawsuits challenging in court the model of our Proposed Privatization litigations. See “Item 4.A. History and Development—Proposed Privatization” as well as “Item 8.A. Consolidated Financial Statements and Other Information—Litigation—Legal Proceedings Relating to Our Privatization Process” for further information about legal proceedings related to our Proposed Privatization.

In addition, the Brazilian Government’s decision to proceed with our Proposed Privatization may be affected by market conditions and political decisions, which could adversely impact our Global Offering and business. Potential presidential candidates, as well as other politicians, are campaigning against our Proposed Privatization. As a result, if our Proposed Privatization is consummated, the Proposed Privatization could be challenged by opposition parties as a result of the upcoming elections and the Brazilian Government could regain voting control over us. If our Proposed Privatization is not consummated or subsequently challenged, we may struggle to raise capital and maintain our investments and our current market share.

Risks Relating to our Company

Transactions with related parties, including as part of our Proposed Privatization, may not be properly identified and managed, which could expose us to lawsuits and affect our financial results.

We are a state-controlled company and, in certain circumstances, transactions that we enter into with Brazilian state-controlled companies or governmental entities have no comparable market terms available, and we cannot guarantee that these related party transactions have been or will be done on arm’s length basis. This risk will remain even after the consummation of our Proposed Privatization because the Brazilian Government will remain our significant shareholder.

In connection with our Proposed Privatization, we are required to enter into several transactions with related parties as a condition for our Proposed Privatization. The transactions include the transfer of our controlling interests in Eletronuclear and Itaipu to ENBPar, a newly formed entity controlled by the Brazilian Government, since both entities must remain under the direct or indirect control of the Brazilian Government. We are also required to enter into an investment agreement with ENBPar to further finance of the construction of the Angra 3 nuclear plant. In addition, our Proposed Privatization is conditioned on us entering into new concession agreements for certain existing generation plants in consideration for us making certain payments to Brazilian Government and the CDE

Account, including payments that will be made from the net proceeds of the Global Offering. See “Item 4.A. History and Development—Proposed Privatization” for further information about our Proposed Privatization.

Third parties may question the assessment of the calculation for the value of the new electric power generation contracts and/or the price and structure of the transfer of our interests in Eletronuclear and Itaipu. See “—Risks Relating to our Privatization,” for further details.

Furthermore, we must comply with Brazilian antitrust and competition regulations, as well as with the disclosure requirements of the CVM, the SEC, and the stock exchanges on which our securities are listed. Any noncompliance with applicable requirements relating to related party transactions could adversely affect our financial condition, may result in lead to regulatory penalties and may expose us to lawsuits from third parties.

Our financial and operating performance may be adversely affected by epidemics, natural disasters, and catastrophes, such as the recent outbreak of COVID-19, and climate events.

Our operations may be negatively impacted by epidemics, natural disasters, or other catastrophes such as the current COVID-19 pandemic. More than two years after the World Health Organization declared the COVID-19 outbreak a global pandemic on March 11, 2020, it continues, through new strains and variants, to challenge health authorities and result in global economic uncertainty. The emergence of new variants, such as the gamma variant at the beginning of 2021 and the omicron variant in November 2021, forced many countries to adopt measures of varying severity in order to contain the accelerated spread of the COVID-19 virus and to avoid hospitals being overwhelmed with COVID-19 cases.

Uncertainties still remain regarding the possible impacts of measures intended to contain the spread of new variants and it is not possible to predict whether the major world economies will be able to sustainably recover in 2022 and onwards.

Our revenues from power generation are derived from sales on (i) the Regulated Market, including plants that operate under the quota regime, (ii) the Free Market, and (iii) the spot market. We cannot guarantee that the demand for energy will remain stable or grow in the future. In particular, there can be no assurance that the price of energy we sell in the Free Market will not decrease below the price at which we obtain energy (as a result of a decrease in demand or otherwise). To the extent the sales price of the energy we sell in the Free Market decreases below the price at which we obtain energy, our margins and results of operations may be adversely affected.

If the pandemic maintains its intensity, we cannot assure you that distribution companies will not experience an increase in consumer defaults. In addition, the amortization by the distribution companies of the loans entered into in connection with the “COVID Account” may still result in increased energy tariffs in 2022. Consumer defaults may negatively impact distribution companies and lead to impacts on the revenues of our generation companies. As a result, any of these factors could affect our revenues.

Our revenues from power transmission are derived from fixed tariffs established by ANEEL (through the RAP), which are reviewed periodically in accordance with applicable regulations. These revenues depend on the availability of our transmission assets in the Interconnected System and not on the flow of energy transmitted.

However, as some of our planned transmission lines are still under development, we may still experience delays in their construction if future restrictions are imposed. These restrictions can cause us or our contractors operational delays in the delivery of equipment or other inputs purchased abroad, delays in connecting new users to the Interconnected System, and in maintenance on our infrastructure, resulting in missed deadlines.

Regarding our workforce, due to the COVID-19 pandemic, the risk to the health of our employees has increased significantly.

Given the uncertainties regarding the future impacts or duration of the COVID-19 pandemic, the Brazilian electricity sector may still be subject to the adverse effects of the COVID-19 pandemic. Accordingly, we cannot predict the duration of potential restrictions on economic activity or what impacts they will have on our business. We are also unable to predict what actions or policies the Brazilian Government will take in response to the COVID-19 pandemic or how they will impact our operating performance, financial results, and cash flows.

Further, our operations are largely dependent on climate events, particularly those that could affect the volume of rainfall. Our energy matrix is mostly supported by hydroelectric power plants and a significant impact on water flow could interrupt our generation and transmission activities and materially adversely affect our results of operations. See “—Climate change can have significant impacts on our generation and transmission activities” for further details.

If we do not remedy the material weakness in our internal controls, the reliability of our financial statements may be materially affected.

During the 2021 audit certification process, we and our independent auditor conducted independent tests and identified deficiencies in our internal controls, which resulted in two material weaknesses included in our annual report for the year ended December 31, 2021. See “Item 15—Controls and Procedures” for further details with respect to material weaknesses in our internal controls.

These control deficiencies, specifically the material weakness in internal controls over financial reporting, could result in misstatements of accounts and disclosures that could result in a failure to prevent or detect material misstatements in our consolidated financial statements. Accordingly, our management has determined that these control deficiencies constitute material weaknesses.

Our internal controls department is responsible for overseeing the implementation of action plans and reports periodically to the Board of Directors and the Audit and Risk Committee. If our future efforts are not sufficient to remedy all the inconsistencies identified, we could continue to experience material weaknesses in our internal controls in the future. Any such material weaknesses could adversely affect our ability to accurately prepare our financial statements, which may result in a restatement of our historical financial statements or in misstatements in our future financial statements and, consequently, adversely affect our business and financial condition.

An arbitral award against Furnas and other equity holders of the Santo Antônio Plant could result in Furnas acquiring majority control over MESA, or a breach of SAESA’s financial covenants which could trigger significant obligations for us as we guarantee much of their debt.

Through our subsidiary Furnas, we own 43.06% of the capital stock of MESA, the wholly owned parent of SAESA, which, in turn, holds the concession to operate Santo Antônio Plant. As of March 31, 2022, the other shareholders of MESA were: (i) Novonor (18.25%); (ii) FIP (19.63%); (iii) SAAG (10.53%); and (iv) CEMIG (8.53%). MESA’s shareholders entered into the MESA Shareholders’ Agreement, that provides for a mutual obligation for all shareholders to participate in any capital increase of MESA in connection with an arbitral proceeding described in “Item 8—Financial Information—Litigation—Arbitration Relating to Santo Antônio.” The International Chamber of Commerce (“ICC”) decided in favor of a number of construction companies led by Novonor and ordered SAESA to pay the construction companies and other parties R$1,563 billion (based on the value from October 2021).

MESA held an extraordinary shareholders’ meeting on April 29, 2022, where the shareholders approved the following matters, among others, (i) the Capital Increase in order to enable the payment of the arbitral award determined in the SAESA Arbitration, and (ii) a preemptive rights period of 30 days, within which MESA’s shareholders will decide whether to subscribe for their respective portion of the newly issued common shares under the Capital Increase and to subscribe for any other common shares not subscribed by the other shareholders by such date. The capitalization is expected to be consummated within 30 days. Depending on whether other shareholders decide to participate in the Capital Increase, there is a possibility that Furnas will own a majority of the shares of SAESA following consummation of the Capital Increase. As a result, Furnas might be required to consolidate the results of MESA in the second quarter of 2022.

MESA’s shareholders entered into the following agreements which all confer capital support obligations on the shareholders to participate in any capital increase of MESA: (i) a supplemental equity support agreement that obliges the shareholders to increase MESA’s capital stock for any increase in relation to the project costs of the Santo Antônio Plant, (ii) a loan agreement entered into by the shareholders, SAESA and BNDES in the ambit of MESA’s debt reprofiling which obliges the shareholders to participate in any capital increase in SAESA’s capital stock to satisfy an arbitral award under the SAESA Arbitration, and (iii) the MESA Shareholders’ Agreement which includes a general obligation of the shareholders to ensure that the Santo Antônio Plant is concluded.

Since it is expected that not all of MESA’s shareholders will participate in the Capital Increase, the failure of all shareholders to participate (even if the other shareholders subscribe for the remainder of the Capital Increase) could result in a breach of the capital support obligations, which could be considered by SAESA’s creditors as an event of default under SAESA’s loan agreements and debentures. If those loan obligations are not met, we and / or Furnas could owe up to R$7 billion in guarantees of those obligations. A default of Furnas or us (with respect to our guarantees) could result in cross-defaults with respect to our other debt obligations.

SAESA’s loan agreements and debentures also contain change of control protections for the lenders which could be triggered if there is a change in the control of MESA as a result of the Capital Increase potentially leading to an event of default capable of accelerating the maturity date of the debt. As to Furnas’ creditors, certain agreements provide that any capital increase motivated by creditors would result in the non-automatic early termination of such agreements. Additionally, prior approval/notification by regulators such as Secretaria de Coordenação e Governança das Empresas Estatais (SEST), ANEEL and CADE is expected to be required in the event of a change of control of MESA. As one of the shareholders is currently subject to a judicial reorganization plan, it is unclear if there could be any adverse effects as a result of this.

In the event Furnas ultimately acquires a majority interest in MESA, we may need to consolidate MESA into our financial statements. MESA has relatively high levels of debt and has incurred losses in recent years and consolidating their results would further increase our hydroelectric generation assets and further expose us to the risk of weak hydrology, which we have experienced recently in Brazil. Alternatively, if the shareholders do not comply with their obligations to contribute capital to allow SAESA to meet its obligations under the arbitral award, this could trigger a default in SAESA’s and Furnas’ financing agreements, which could trigger a default under SAESA’s debt obligations. Furnas and we together guarantee R$7 billion of that debt, and a payment default under those guarantees could cross default our other debt obligations. If this were to occur, it could materially negatively impact our financial condition and result of operations.

Our operational and consolidated financial results are dependent on the results of the subsidiaries and SPEs in which we invest.

We conduct our business mainly through our generation and transmission operating subsidiaries. In addition, we and our subsidiaries conduct some of our business through SPEs, which are created specifically to participate in public auctions for new enterprises in the generation and transmission segments. Our SPEs are typically structured in partnership with other companies to exploit new energy sources and transmission lines. Also, we have an equity interest in 25 affiliates that explore generation, transmission, and distribution activities. Therefore, our revenues and ability to meet our financial obligations is related, in part, to the cash flow generated by, and earnings of, our subsidiaries and SPEs, and the distribution or other transfers of earnings to us in the form of dividends, loans or other advances and payments.

As we generally do not control the SPEs they are not government-controlled entities, meaning that they are not required to follow operational and financial processes applicable to government-controlled entities. As a result, we account for them under the equity method of accounting and their accounting practices may not be fully aligned with ours.

Additionally, as the SPEs and the affiliates are separate legal entities, any right we may have to receive assets of any SPE or other payments upon their liquidation or reorganization will be effectively subordinated to the claims of the creditors of that SPE (including tax authorities and trade creditors). In the event we are unable to receive such assets or other payments, our financial condition and results of operations may be materially adversely affected.

We guarantee several projects that are structured through SPEs. Our financial condition may be adversely affected if the loans related to these projects are not repaid.

Over the past few years, we have acted as guarantor in respect of several SPE projects in which our subsidiaries were minority shareholders to support the construction of these projects.

As of December 31, 2021, the aggregate value of these guarantees was R$29.9 billion. Among the SPEs for which we currently provide guarantees are Norte Energia, Santo Antônio, Teles Pires, São Manoel, and Jirau. If the loans related to these guarantees are not repaid, we may suffer adverse financial impacts.

If any of the SPEs default on their obligations, the guarantees we provided may be called upon, impacting our financial position. Even if a default occurs with only one lender, any such default may trigger cross default clauses in the financing contracts of other SPEs, which could lead to other creditors requesting the acceleration of their loans. Any such cross acceleration would impact the enforcement of the guarantees provided by us and could adversely affect our financial condition.

We may not receive the full value of receivables from the CCC Account transferred to us during the sale process of our distribution companies.

In connection with the sale of our six distribution companies (Amazonas D, Ceron, Eletroacre, Cepisa, Ceal and Boa Vista Energia) certain receivables due to the distribution companies from the CCC Account were transferred to us. As of December 31, 2021, these receivables totaled (i) R$2.8 billion to be paid by the CCC and CDE Accounts to us in 60 monthly installments, to be updated by the IPCA index; and (ii) R$2.9 billion related to credits due to economic efficiency disallowances (“inefficiency”), to be deducted from the added value of the new concessions to be granted to us under our Proposed Privatization, according to item II, paragraph 1º, article 5º of Law No. 14,182/2021.

With respect to the R$2.8 billion, we already received the amount of R$ 187.9 million. However, we are uncertain if we will continue to receive the further payments on a monthly basis. Further, in respect of R$2.9 billion, if our Proposed Privatization is not consummated, we cannot guarantee that we will receive the “inefficiency” credits to be paid by the Brazilian Government, which are to be used to reduce the amount we pay for the concession bonus.

In addition, we are entitled to receive from Amazonas D R$442.4 million recorded as loans and financings in accordance with the terms of the reimbursement agreement entered into with Amazonas D, which is still subject to a grace period for the payment of the principal. We also recognized a provision of R$340.1 million in the third quarter of 2021 for the current credits of Ceron, Eletroacre and Boa Vista Energia (credits realized before the transfer of the right to us, must be returned to us) since the agreements have not yet been executed with these distribution companies for the reimbursement of that amount. There can be no assurance that we will receive any amounts due to us after the amounts and payment conditions have been determined and the relevant agreements are executed.

Any failure to recover the full amount of the receivables owed to us may adversely affect our results of operations and financial condition.

We may not receive all the debt that Amazonas D owes to us and our subsidiary, Eletronorte.

In April 2019, we completed the transfer of control of our former subsidiary Amazonas D. At that time, Amazonas D owed us R$3.9 billion. Additionally, as of the same date, Amazonas D also owed R$0.4 billion to Amazonas GT in respect of the purchase of energy, totaling approximately R$4.3 billion of exposure to our economic group.

Between September 2019 and June 2021, Amazonas GT and Amazonas D entered into four debt confirmation agreements (“CCDs”) in the total amount of R$2.3 billion in order to renegotiate the debts. As of December 31, 2021, Amazonas D’s total debt with Eletronorte (which incorporated Amazonas GT in July 2021) was R$1.5 billion.

The original debt that Amazonas D owed us continues to be R$3.9 billion as of the date of this annual report. In October 2021, we entered into a new agreement with Amazonas D for R$435 million relating to fixed assets in progress (AIC). ANEEL recognized this agreement as part of Amazonas D’s remuneration structure, as well as approved the revised tariff in November 2020, which was not considered in the valuation of Amazonas D during the sales process. As a result, Amazonas D’s debt with us as of December 31, 2021, amounted to R$4 billion.

As of December 2021, Amazonas D stopped paying interest and principal on the contracts that renegotiated its debts, which ended the grace period. Accordingly, as of December 31, 2021, Amazonas D has not paid us the monthly installments due of approximately R$50 million, of which R$28 million represents interest and R$22 million represents principal. These amounts are outstanding as of the date of this annual report.

Accordingly, our exposure to Amazonas D increased to R$6.2 billion as of December 31, 2021 from the R$4 billion originally owed. This significant increase in the debt is due to the non-payment of interest and principal on the financings, the non-payment of the installments under the CCDs and the existing energy debts owed to Eletronorte.

Considering Amazonas D’s recent default to us and Eletronorte, and the current amount of its debt with us, there is a possibility that it will not be able to honor all of its debt obligations to us under current conditions. As of December 31, 2021, we recorded provisions of R$2.2 billion for the possibility of default given the history and current financial condition of Amazonas D, which generally enters into agreements to obtain more energy than it requires and has difficulty reaching the regulatory levels defined by ANEEL. If these provisions are not sufficient or if there are any further delays after renegotiations, our financial condition may be adversely affected.

We are exposed to mismanagement claims for managing certain sectoral funds and governmental programs.

We managed the RGR Fund and sectoral funds such as the CDE Account and CCC Account until April 30, 2017, when the CCEE took over the management of these funds. We are also managers of certain government programs, including Luz para Todos, Proinfa, Procel, and Mais Luz para a Amazônia. All these programs are subject to regulation by ANEEL, MME, and inspection agencies

For further information, see “Item 4B. Information on the Company--Business Overview--Management of Government Programs” and “Item 8–Financial Information-Litigation” for about pending administrative and judicial proceedings regarding the management of the CCC Account by us.

We receive capital resources associated with the contracts executed to cover the administrative costs incurred in operating the Luz para Todos and Mais Luz para a Amazônia programs. In respect of the expenses under the Procel program, we are reimbursed through the revenues obtained from this program in accordance with Law No. 13,280/2016 and its annual investment plan (PAR Procel). The repayment to us of the administrative costs we incur will depend on the execution of new agreements regarding the administration of government programs, which could impact our operational results depending on the terms and timing of the new agreements.

If the Brazilian authorities conclude that we mismanaged the funds from these government programs, they may impose fines on us, and we may be subject to criminal and civil liability for any such mismanagement. For instance, in July 2019, ANEEL imposed a fine of R$51.7 million for our non-compliance with the management of the CCC Account (Proceeding No. 48500.001106/2014-20). We appealed to court to cancel this fine and as of the date of this annual report we are awaiting a final decision. See “Item 8–Financial Information-Litigation” for further information about pending administrative and judicial proceedings regarding the management of the CCC Account by us.

If our Proposed Privatization is consummated, the management and operation of the Luz para Todos, Proinfa, Procel, and Mais Luz para a Amazônia programs will be transferred to ENBPar, which could lead to the risks described in “—Risks Relating to our Privatization—As a condition precedent to our Proposed Privatization, we will need to conduct a corporate reorganization.” See also “Item 4.A. History and Development—Proposed Privatization” for additional information regarding our Proposed Privatization.

Indemnification payments for investments in concessions renewed pursuant to Law No. 12,783/2013, which were not yet amortized or depreciated, may not be sufficient to cover those investments.

Pursuant to Law No. 12,783/2013, by agreeing to the renewal of our generation and transmission concessions which were due to expire between 2015 and 2017, we agreed to receive certain payments as compensation for the unamortized, undepreciated portion of our assets that relate to the renewed concessions. The amount of any payments to be received following the renewal of our transmission concessions may not be sufficient to cover our investments in these concessions, which we made to ensure continuity and modernization of service. Further, we cannot estimate when and on what terms we will receive indemnity payments for our generation concessions or if the amount will be sufficient to cover our investments in these concessions.

We have filed claims with ANEEL for our renewed transmission concessions, the RBSE assets and the RBNI assets. The indemnification relating to the RBNI assets was paid in installments between 2013 and 2015, at a book value of approximately R$8.1 billion, as of December 31, 2012. Between 2015 and 2016, ANEEL approved the indemnity payment in respect of the RBSE’s assets at a book value of approximately R$17.6 billion, as of December 31, 2012. The RBSE amounts were included in the transmission tariff as of July 2017. This amount has been challenged in court, which has delayed the timing of payment to us. As a result, in 2017, part of the compensation was excluded by ANEEL due to judicial injunctions. However, these injunctions were subsequently revoked, and the compensation was included in the revenue of the transmission companies as of 2020.

On April 22, 2021, ANEEL’s executive board approved a proposal for the re-profiling of RBSE’s financial component. This decision assumes a reduction in the payment curve of these amounts between July 2021 and June 2023, and an increase in the flow of payments after July 2023, extending these installments until July 2028. Subsequently, after ANEEL’s decision, users of the transmission system submitted requests for reconsideration, alleging that they identified inconsistencies in the values approved by the agency. If ANEEL decides to grant these requests, there may be negative impacts our transmission revenues. Nonetheless, the new payment scheme had already impacted our short-term cash flows by approximately R$8.0 billion.

Regarding our generation concessions, certain of our subsidiaries filed requests with ANEEL, between 2014 and 2015, in accordance with Decree No. 7,850/2012 and ANEEL Normative Resolution No. 596/2013. We recorded these assets at their historical value, since the form of realization of these components has not yet been defined, in a total amount of approximately R$1.5 billion, as of December 31, 2021.

On August 2, 2021, as a result of Public Hearing 03/2019, ANEEL published Resolution No. 942/2021, amending Resolution No. 596/2013, and establishing a methodology for valuing the residual indemnities, which relates to differences between the basic and the executive project and the deadline for delivering the evaluation reports that should be sent by Chesf, Furnas and Eletronorte. ANEEL will carry out an administrative review process to evaluate the information presented in these reports and, once this process is completed, the final amount will be ratified. There is still no conclusion regarding the actual reimbursement, which must be concluded through a decision and recognition by the granting authority through a legal act. Additionally, no regulation has been enacted that governs the discounting of amounts relating to investments for improvements (GAG Melhoria) from this portion of compensation. This regulation is expected to be enacted at the time of the RAG methodology review, which is expected to take place in 2023. There can be no assurance however, that such review will take place in 2023 or a later date.

If our Proposed Privatization is consummated, most of our generation concessions will be subject to the independent power production regime. According to CNPE Resolution No. 15/2021, the decommissioning percentage will be twenty percent per year, as of January 1, 2023, for a five-year period in respect of the full implementation and establishment of the independent production regime for the quota-holding plants. Energy granted by the Tucuruí, Curuá-Una and Mascarenhas de Moraes hydroelectric plants will be available as of the granting of the new concession agreements and will not be subject to this transitional rule. However, we will no longer be entitled to receive indemnification payments for these plants if we enter into the new concession agreements upon our Proposed Privatization. In the event we do not receive such indemnification payments, our results of operations and financial condition may be materially adversely affected.

Under the current rules for the tariff review for generation and transmission concessions, we might not receive the full compensation for costs incurred in the operation and maintenance of these concessions and any expenses in relation to these assets.

In Brazil, the regulatory model for transmission companies is based on the price/revenue cap model. Under this model, ANEEL establishes the tariffs to be charged by the companies which must consider the reasonable costs of capital, operation and maintenance. These tariffs are adjusted annually by inflation and may also undergo a periodic tariff review process, depending on the relevant contractual provisions. At the time of the tariff review, ANEEL’s goal is to recalculate the cost of capital and the costs of the efficient operation and maintenance of the system managed by the transmission company. Currently, ANEEL is reviewing the applicable percentage of efficiency gains and the X Factor under Public Consultation No. 64/2021. See “Item 8–Financial Information-Litigation” for further information about these proceedings. As a result, transmission services revenues may decrease following this review. Transmission services provided under contracts that are awarded at auctions currently do not have a remuneration forecast for investments in small improvements, which are investments in the upgrade of small equipment to maintain the provision of adequate services.

ANEEL is also responsible for determining the tariffs to be charged by generation companies with concession agreements renewed pursuant to Law No. 12,783/2013. The RAG is the amount that generation companies are entitled to receive as consideration for supplying energy produced at hydroelectric plants. As part of our Proposed Privatization, a transitional rule will be applied for the discounting of legacy contracts, pursuant to CNPE Resolution No. 15/2021, amended by CNPE Resolution No. 30/2021 (20% per year during the next five years).

A monetary readjustment is applied to the RAG annually and is subject to review every five years. A change in the calculation methodology could reduce the amount of the RAG, including the GAG Melhoria.

ANEEL Resolution No. 874/2020 established the WACC to be applied to the investment in (i) our transmission assets, hydroelectric plants subject to the physical guarantee and quota regime (Law No. 12,783/2013), and (ii) Eletronuclear.

Depending on ANEEL’s review of the tariffs to be charged by our generation and transmission companies, we may not be adequately compensated for the costs and expenses of our investments in our generation and transmission assets, which could negatively impact our financial condition and results of operations.

If our Proposed Privatization is not consummated, there are no guarantees that our existing concession agreements will be renewed and, if so, on what terms.

We carry out our transmission and generation activities pursuant to concession agreements entered into with the Brazilian Government through ANEEL. The Brazilian Government may, at its sole discretion, renew any existing transmission concessions that were not renewed pursuant to Law No. 12,783/2013 or Law No. 13,182/2015, for an additional period of thirty years without the need to carry out a new public bidding process.

Pursuant to articles 1, 2 and 5 of Law No. 12,783/2013, the concessions of hydroelectric power generation granted pursuant to article 19 of Law No. 9,074/1995, the concessions for thermal generation and the concessions and authorizations for the use of hydroelectric plants with a potential greater than 5,000 kW (five thousand kilowatts) and less than or equal to 50,000 kW (fifty thousand kilowatts) may be extended, provided that the concession has not been previously extended and remains in effect at the time of publication of the applicable law. The extension depends on the criteria of the granting authority and the specific framework established by the applicable law.

Hydropower concessions granted between February 14, 1995 and December 11, 2003 may be renewed for up to twenty years pursuant to Law No. 9,074/1995. There is currently no legal basis for renewal of other concessions. If the Brazilian Government decides to renew the concessions, it may offer to do so on less favorable terms.

The Authorization for Permanent Operation of Angra 1 expires in December 2024 and we already presented an initial request for Long Term Operation to extend operations for an additional twenty years. As of the date of this annual report, Eletronuclear has not yet received a response from this request. The Authorization for Permanent Operation of Angra 2 expires in June 2041.

Other generation assets, such as wind, solar and thermal plants, which accounted for 7.7% of our total power generated in the year ended December 31, 2021, are subject to authorization, which may be renewed under the conditions provided for in ANEEL Normative Resolution No. 876/2020. If we do not meet such conditions at the time of renewal, we may not be able to renew our authorizations for wind, solar and thermal plants, which could materially affect our business.

Accordingly, if our Proposed Privatization does not occur, our concessions may not be renewed on similar terms or at all. Given the Brazilian Government’s discretion in relation to the renewal of concessions, we may face competition during the renewal process. Consequently, we cannot assure you that we will maintain our concessions if our Proposed Privatization is not consummated.

See “Item 4.A. History and Development—Proposed Privatization” for further information about our Proposed Privatization.

Every five years the assured energy of our hydroelectric plants can be adjusted, and we may incur additional costs to purchase energy to comply with existing agreements.

Decree No. 2,655/1998 establishes that the assured energy in place for hydroelectric plants must have ordinary reviews of every five years. Any potential reduction in the value of the physical guarantee is limited to 10% of the original amount of the concession agreement. In addition, at each review, the reduction of the assured energy of the plant may not exceed 5% in relation to the previous review. The next review is expected to occur in 2023.

MME Ordinance No. 178/2017 specifically revised amounts for assured energy in effect as from 2018. Based on these revised amounts, the assured energy for our plants decreased on average by 4% in relation to the original amount of each plant’s assured energy, including those of our plants in respect of which the concessions were renewed pursuant to Law No. 12,783/2013, Itaipu, and some of our SPEs. As there are further review cycles, the amounts attributable to our assured energy may be reduced in the future. With respect to some of our plants, there was no recalculation of their assured energy as part of this ordinary review. However, a recalculation of the assured energy of these plants could occur in the next review cycle.

The reduction of the assured energy could impact our revenues and expenses due to the need to purchase energy to comply with sale and purchase agreements already in effect.

Our Proposed Privatization provides for the entry into new concession agreements for an additional thirty-year period with respect to plants that currently operate under the quota regime, in accordance with Law No. 13,783/2013, as well as for the Itumbiara, Sobradinho, Tucuruí, Mascarenhas de Moraes, and Curuá-Una plants. If these new concession agreements are entered into, these plants will be subject to review of their physical guarantees under the methodology established in the Eletrobras Privatization Law and Resolutions CPPI No. 203 and 221. See “Item 4.A. History and Development—Proposed Privatization” for further information about our proposed privatization.

We have substantial financial liabilities, which could make it difficult to obtain financing for our planned investments and may expose us to liquidity constraints.

Our main sources of funding are capital markets issuances and loans from multilaterals and commercial banks in both the local and international markets. Because there may be liquidity restrictions in the debt market to finance our planned investments and to repay principal and interest under the terms of our existing indebtedness, any difficulty in raising significant amounts of debt capital in the future may adversely affect our results of operations and our ability to fulfill our planned or future investments.

Any further lowering of our or Brazil’s credit ratings or adverse macroeconomic factors could have negative consequences on our ability to obtain financing in the market through debt or equity securities, or may impact our cost of financing, also making it more difficult or costly to refinance maturing obligations. The impact on our ability to obtain financing and the cost of financing may adversely affect our results of operations and financial condition. Also, if our Proposed Privatization occurs, the Brazilian Government will no longer control us, which may lead to a reassessment of our credit ratings by rating agencies.

We may not be able to prevent, detect, and timely implement corrective measures in relation to the unlawful conduct in our supply chain.

We may not be able to prevent, detect or timely implement corrective measures in relation to any unlawful conduct in our supply chain or the SPEs in which we hold interest in, given the size of our operations and the fact that we do not control most of the SPEs. In the past, we faced investigations against our operations and the obligation to pay fees and penalties in Brazil and the United States as a result of a variety of actions that were not undertaken in compliance with current law. See “Item 4E. Information on the Company—Compliance—Independent Investigation” for further information.

Accordingly, we cannot guarantee that we will not problems related to our subsidiaries, SPEs, and suppliers’ conduct in the future. We also cannot guarantee that our stakeholders will not engage in irregular practices.

We are subject to certain covenants, which in case of non-compliance may allow the lenders under the relevant facilities to accelerate our obligations to them.

We are party to several international and Brazilian financing facilities as borrower or guarantor. The bonds we issued in the international capital markets and our existing credit facilities require that we comply with several non-financial covenants, such as negative pledge provisions relating to the pledging of assets, the provision of financial statements by certain deadlines and the provision of an unqualified audit report, among others. These obligations also require us to obtain waivers from the applicable creditors for certain acts, such as actions that result in change of control or the sale of relevant assets.

We, our subsidiaries and SPEs are also subject, in certain local financings, to financial covenants requiring compliance with the following indexes: (i) net debt over EBITDA, with a maximum level dependent on the contracts executed by us and each subsidiary, however generally fewer than four; and (ii) debt service coverage ratios, generally higher than 1.2. See “Item 4B. Business Overview—Lending and Financing Activities” for further information about our financing agreements and status of the waivers required in relation to our Proposed Privatization.

In addition, certain of the financing agreements for the development of our plants, some of which are guaranteed by us, contain acceleration clauses which could be triggered upon default. Any defaults or the acceleration of any financing agreements may also give other lenders the right to accelerate indebtedness owed to them pursuant to cross-default provisions. The acceleration of any financing agreements could adversely affect our results of operations and financial condition.

We are subject to rules limiting the acquisition of loans by state-controlled companies.

Prior to the consummation of our Proposed Privatization, we are subject to certain rules limiting our indebtedness and investments and must submit our proposed annual budgets, including estimates of the amounts of our financing requirements to the Ministry of the Economy and the Brazilian Congress for approval and are subject to inspections conducted by the Federal Court of Accounts that may result in the imposition of sanctions on us and our management. Thus, if the Proposed Privatization does not occur and our operations do not fall within the parameters and conditions established by the Brazilian Government, we may have difficulty in obtaining the necessary financing authorizations, which could create difficulties in raising funds.

If we are unable to obtain approval to increase our funding, our ability to invest may be impacted, which would affect the execution of our growth strategy, particularly our investment in large scale projects, which could materially affect our results of operations and financial condition.

We are subject to the inspection of the Federal Court of Accounts, which may result in the imposition of penalties and/or sanctions on us and our management to the extent irregularities are proven.

As a state-controlled company, prior to the consummation of our Proposed Privatization, our operations are subject to the inspection of the Federal Court of Accounts. Such inspections may result in the imposition of penalties and/or sanctions on us and our management, to the extent irregularities are proven. Any such penalties and/or sanctions may materially adversely affect our business, results of operations and financial condition. If our Proposed Privatization is consummated, we will no longer be a state-controlled company and, thus, will no longer be subject to the inspection of the Federal Court of Accounts.

If any of our assets are deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgment. Moreover, if the Proposed Privatization is consummated, we will no longer be a state-controlled company and will be subject to the Brazilian Bankruptcy Law.

Law No. 11,101/2005, as amended (the “Brazilian Bankruptcy Law”) governs judicial recovery, extrajudicial recovery, and liquidation proceedings and replaces the judicial debt reorganization proceeding known as reorganization with judicial and extrajudicial recovery. The law also states that its provisions do not apply to government-controlled and mixed capital companies such as our subsidiaries and us. However, the Brazilian Federal Constitution establishes that mixed capital companies, which operate a commercial business, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labor and tax matters. Whether the application of the Brazilian Bankruptcy Law would apply to state-controlled companies (including mixed capital companies) is currently subject to an Extraordinary Appeal (case No. 1.249.945/MG) filed before the STF, thus we cannot assure whether the provisions relating to judicial and extrajudicial recovery and liquidation proceedings of the Brazilian Bankruptcy Law would apply to us.

Furthermore, we believe that a substantial portion of our assets, including our generation assets and our transmission network, would be deemed by Brazilian courts to be related to providing an essential public service. Accordingly, these assets would not be available for liquidation or attachment to secure a judgment. In either case, these assets would revert to the Brazilian Government pursuant to Brazilian law and our concession agreements. We cannot assure you that any compensation we receive for such assets would be equal to the market value of the assets and, accordingly, our financial condition may be affected.

If the Proposed Privatization is consummated, we will no longer be a state-controlled company and, in principle, would be subject to the Brazilian Bankruptcy Law. However, we cannot assure you that the Brazilian Bankruptcy Law would apply to our subsidiaries, given that Law No. 12,767/2012 provides that judicial and extrajudicial recovery do not apply to electric power concessionaires until the termination of their concessions.

We may be indirectly liable for damages related to accidents involving our subsidiary Eletronuclear.

Our subsidiary Eletronuclear, as an operator of nuclear power plants, is subject to strict liability under Brazilian law for damages in the event of a nuclear accident caused by the operations of nuclear plants Angra 1 and Angra 2, pursuant to the Vienna Convention on Civil Liability for Nuclear Accidents.

The Angra 1 and Angra 2 plants operate under the supervision of the CNEN, and are subject to periodic inspections by international agencies, such as the International Atomic Energy Agency (IAEA) and the World Association of Nuclear Operators (WANO).

Eletronuclear may fail to receive sufficient amounts, or any amount at all, under insurance policies it has obtained for Angra 1 an Angra 2.

As a result of our equity interest in Eletronuclear either currently or after the Proposed Privatization is consummated, we may still be required to contribute amounts to cover any shortfalls in indemnification or may be found liable for any such shortfalls or damages arising from nuclear accidents under Brazilian law.

A recent decision from Brazilian Court allowed for the inclusion of shareholders as defendants without piercing of the corporate veil in lawsuits seeking compensation for environmental damages. The shareholders were included as defendants along with the company in the lawsuits. The plaintiffs were not required to prove the lack of resources of the company as a condition to seek compensation from the shareholders. This case could have implications for us in the event our subsidiaries or affiliates were accused of environmental damages.

If an accident occurs, we can provide no assurance regarding its impact on us, or if the insurance coverage will be sufficient to cover all associated costs. Since nuclear accidents are usually catastrophic and given that we will maintain a 68% stake in Eletronuclear even if we are privatized, accidents can materially adversely affect our financial condition and reputation, including as a result of criminal liability.

We may incur substantial financial liabilities as well as unexpected expenses until we complete the construction of the Angra 3 nuclear power plant.

In 2009, our subsidiary Eletronuclear started the construction of the nuclear plant, Angra 3. The construction of the plant was suspended during 2015, as Eletronuclear faced difficulties making the capital contributions required by the financing contracts entered into with BNDES. Additionally, in 2015, several investigations commenced to assess potential illegal activities by companies that provided engineering services to Eletronuclear in relation to the Angra 3 project and the TCU determined the suspension of construction due to these allegations. See “Item 4E.Information on the Company—Compliance—Independent Investigation” for further information about these investigations.

The termination of the agreements and/or the suspension of payments to these engineering companies, led civil lawsuits filed by them against Eletronuclear regarding the suspension of construction at Angra 3. See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Information—Litigation” for further information about these lawsuits.

In 2020, we approved a plan to resume the construction of Angra 3, however, no assurance can be made regarding the timely completion of construction on budget. In addition, Eletronuclear is still involved in the lawsuits mentioned above.

As of December 31, 2021, Eletronuclear had completed approximately 66.21% of the original project. The revised budget for Angra 3 now totals R$28.3 billion, of which R$9.3 billion is pending implementation; the forecasted date for operation of Angra 3 is now November 2027. However, due to the several factors, including specific equipment and supplies, which are mostly acquired abroad and other events we cannot control, we may be required to incur further expenses to conclude the work on Angra 3.

Further, if the restructuring of Eletronuclear is not carried out or the construction works at the Angra 3 plant are suspended again, we may be required to prepay a financing granted by BNDES to Eletronuclear (having an outstanding balance of R$3.4 billion as of December 31, 2021) because we are a guarantor of this loan. As we are also the guarantor of a loan to Eletronuclear by Caixa Econômica Federal (having an outstanding balance of R$3.0 billion as of December 31, 2021), we may need to record further impairments in relation this loan if the project does not advance. As of the date of this annual report, we have recorded an aggregate R$4.51 billion of impairments in relation to this project.

Finally, we should also consider that the lawsuits and investigations involving the construction of Angra 3 could result in damage to our reputation.

We may incur losses and spend time and money defending pending litigation and administrative proceedings.

We are currently a party to, and will likely in the future become party to, numerous legal proceedings relating to civil, criminal, administrative, environmental, labor (including claims filed by outsourced workers), tax, and corporate claims filed against us. Members of our Board of Directors are also, and may become in the future, party to legal proceedings. These claims involve substantial amounts of money and other remedies, under judicial and arbitration proceedings. As of December 31, 2021, we provisioned R$33.4 billion in respect of our legal proceedings, of which R$30.6 billion related to civil claims, and R$2.2 billion to labor claims. Any provisions we have recorded in respect of our legal proceedings may be insufficient to mitigate any losses resulting from adverse decisions. Unfavorable outcomes in legal proceedings and criminal investigations could have a material adverse effect on our consolidated financial position, results of operations and cash flows in the future. We cannot guarantee that new material proceedings or investigations will not arise against us, our affiliates, officers, employees, or members of our Board of Directors. See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Information—Litigation” and note 34 to our Consolidated Financial Statements for further information about claims against us.

We are currently party to a labor public civil action filed by the workers unions representing the employees of our former distribution subsidiaries Amazonas D, Ceron, Eletroacre, Ceal, Cepisa, and Boa Vista Energia against such companies and us seeking the annulment of our 170th extraordinary general shareholders’ meeting, which approved the privatization of our former distribution companies. Both the trial and the appellate Labor Court ruled the case in favor of the unions and annulled the 170th extraordinary general shareholders’ meeting and all the acts carried out as a result of this extraordinary general shareholders meeting, including the privatization of our former distribution subsidiaries. The appeals filed by us and our former subsidiaries against the appellate Labor Court opinion are pending judgment before the Superior Labor Court. In case the ruling in favor of the unions becomes final an unappealable, the claim may result in a material adverse effect on our financial condition.

In addition, unfavorable decisions in lawsuits and administrative proceedings filed against our directors and officers may affect our reputation and business, as well as prevent them from continuing to exercise their functions as our directors or officers.

Moreover, we cannot assure that new material proceedings against its directors and officers, its managers or other senior employees, will not arise or that existing proceedings will not directly affect its business model and expansion plan, which may adversely affect our business and results of operations.

In the event that claims involving a material amount for which we have no provisions were to be decided against us, or in the event that actual losses are significantly greater than the provisions made, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition. Our ability to estimate judicial losses was considered a material weakness as further described in “Item 8—Financial Information—Litigation.” In addition, our management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on our core business. Depending on their outcome, certain litigation could restrict our operations and have a material adverse effect on certain of our businesses. Members of our management have in the past been and may in the future become parties to legal proceedings and may also be prevented from serving in their positions as a result of any criminal proceedings brought against them.

In addition, we and certain of our and our subsidiaries’ officers and directors (as well as the SPEs and senior employees of the SPEs in which we hold an equity interest) have come or are currently under criminal investigation in respect of certain corruption related investigations. See “Item 4E. Information on the Company—Compliance—Independent Investigation” for further information. Ongoing and any future investigations may (1) distract the attention of our and our subsidiaries’ senior management (as well as the senior management of the SPEs in which we hold an equity interest), and (2) result in the filing of formal complaints and proceedings against us and such other persons and parties. In addition, all these factors could impact investor interest in the Global Offering, as well as adversely affect our reputation, business, results of operations and financial condition.

We and our subsidiaries are also parties to administrative and judicial proceedings involving environmental matters. If any of these proceedings are decided against us or them, we may, directly or indirectly, be subject to financial penalties, as well as the suspension or revocation of the relevant environmental license or the suspension of our operations, which could materially adverse effect on our operations and financial condition.

Notwithstanding, we and our subsidiaries can also be held criminally responsible for acts committed by previously controlled companies involving environmental matters. As a result, we can be subject to potential fines and sanctions imposed under the Environmental Crimes Law, together with reputational damage.

We may incur losses in legal proceedings relating to compulsory loans made in the period between 1962 and 1993.

In 1962, Law No. 4,156/1962 established the compulsory loan program for electricity consumption in order to finance the expansion of the Brazilian electricity sector. The first phase of the compulsory loan program took place from 1964 to 1976 and the second phase took place from 1977 to 1993.

As discussed further below, we are party to numerous lawsuits concerning a variety of compulsory loan-related issues. These lawsuits span numerous different jurisdictions within Brazil, and many have been ongoing for several years. The litigation is enormously complex, and plaintiffs together seek significant total damages. Although we believe that the compulsory loan leading cases, decided by the STJ according to Brazil’s repetitive appeal regime, are supposed to have binding effect on judges and Courts, it is not possible to predict with the necessary certainty how this litigation will progress or resolve, as courts have in practice reached, and may continue to reach, different or even conflicting conclusions on a number of key issues. Our financial condition and results of operations could be materially adversely impacted in the event of unfavorable judicial decisions.

The provisions we record in respect of compulsory loan litigation require significant judgment, as well as monitoring and analysis of numerous individual lawsuits. These provisions may not be sufficient to cover future losses, including in the event that the future course of the lawsuits differs from our expectations. In addition, we assess our exposure to this litigation on an ongoing basis in light of available judicial authority, and we adjust our provisions from time to time, including, among other things, in response to new judicial decisions. We have in the past modified, and may again in the future modify, our provisions significantly. For example, during the third quarter of 2021, we made a decision to increase our provision for compulsory loan-related litigation by R$8.9 billion, based among other things on our assessment of the evolving judicial landscape. Our financial condition and results of operations could be materially adversely impacted in the event that we are required to record additional provisions in respect of compulsory loan litigation.

Bearer Bonds

During the first phase, the collection of compulsory loans reached several classes of electricity consumers, and the taxpayers’ credits resulting from the collections carried out in the period from 1964 to 1976 were embodied in bearer bonds issued by us. Following an administrative decision of the CVM, among other things, we understand that the bearer bonds issued as a result of the compulsory loan program do not constitute securities, are not tradable on any stock exchange and do not have defined prices. Although we believe that most or all of these bearer bonds have already expired and their collection is no longer feasible given the statute of limitations, in light of judicial precedents and administrative decisions of the CVM, we cannot guarantee that all courts will agree with our interpretation. If one or more courts depart from what we believe was decided in the bearer bond leading case – repetitive appeal REsp 1.050.199/RJ– which has been consistently followed by judges and lower court precedents, then providing holders of these bearer bonds with collection rights, this could adversely affect our financial condition and results of operations. In addition, there are a small number of claims that seek to enforce certain bearer bonds that may have been filed before the applicable statute of limitations expired. As of December 31, 2021, we recorded a provision referring to claims for bearer bonds in the amount of R$1.3 million. More generally, any court decision that conflicts with our understanding of the possibility of enforcement of bearer bonds could adversely affect our financial condition and results of operations, in addition to materially affecting our loss estimates. See “Item 8—Financial Information—Litigation—Compulsory Loans—Bearer Bonds” for further information.

Book Entry Credits

In the second phase, in relation to compulsory loans were recorded as book-entry credits by us, for subsequent conversion into our preferred shares.

Over the years numerous lawsuits have been filed against us in relation to the book-entry credits of the compulsory loans. These lawsuits can be subdivided into three main categories of claims. First, there are disputes concerning the criteria and indices adopted for monetary correction (i.e., inflation) levied on the principal amount of the compulsory loan credits, which were determined by the law that governs the compulsory loan program. Second, there are disputes regarding the appropriate period for the accrual of remunerative interest of 6% per year on the amount of monetary correction on the loan principal. And, lastly, there are disputes concerning interest on arrears on the amount of monetary correction on the principal amount and corresponding remunerative interest of 6% per year. We consider claims seeking the application of the remunerative interest rate of 6% on the amount of monetary correction after the relevant shareholders’ meeting at which the book-entry credit was converted into preferred shares as presenting a possible risk of loss.

These matters, among others, have been addressed in decisions handed down by the STJ. See “Item 8 – Financial Information—Litigation—Compulsory Loans—Book Entry Credits” for further details about the relevant case law. As of December 31, 2021, we recorded a provision of R$25.7 billion in light of the relevant precedents and on-going judicial decisions. However, if one or more courts decide differently from precedents that we believe to be favorable on such matters, or otherwise render unfavorable decisions against us, this could adversely affect our financial condition and results of operations.

If any of the present claims are decided against us, any further appeals by us are unsuccessful, and/or the STJ issues a final decision definitely reinstating the STJ Decision of June 2019 (Case Roma) (as defined and discussed further in “Item 8—Financial Information—Litigation—Compulsory Loans—Book Entry Credits.”), we may have to significantly increase our provisions for such claims. For example, we estimate, based on information available as of the date of this annual report, that the increase could be approximately R$12.1 billion (currently classified as a possible risk of loss) if the STJ Decision of June 2019 (as discussed further below) were reinstated on appeal.

Regarding the calculation methodology, in addition to the final term of application of remunerative interest, there are still additional discussions in the legal proceedings concerning differences in the monetary restatement of the compulsory loans. For further details regarding these legal proceedings, see “Item 8—Financial Information—Litigation—Compulsory Loans—Book Entry Credits.”

These proceedings also discuss, among other issues, the incidence of monetary restatement of the principal between December 31 of the year prior to the date of the general shareholders’ meeting at which such credits were converted into preferred shares (“Conversion Meeting”) and the date of ratification of the relevant Conversion Meeting, as well as the imputation (rebate order) of payments made by us within the scope of legal proceedings, in the total estimated amount of R$565 million. Based on the currently available information, we have classified the probabilities of loss in these types of claims as remote and possible, respectively. Accordingly, we have not recorded any provision in connection with such proceedings. If our assessment of the ongoing claims and their exposure is incorrect, we may have to increase our provisions for such claims.

In general, and with certain specific exceptions, we have not recorded any provision in relation to lawsuits aimed at collecting book-entry credits of compulsory loans that are initiated by third parties other than the legal holders of these credits, who have already transferred these claims to third parties and/or who are claiming the enforcement of these credits by entities not specified in the initial petition, as required by Brazilian law. Although case law has generally ruled in our favor on this subject, there was at least one recent case with an unfavorable judgement. Nevertheless, based on existing precedents and our understanding of current regulations, we continue to believe that the courts ought to follow the prior judgments that have ruled that branches of companies are not able to enforce court orders on this subject on behalf of the parent company when the branch was not included in the initial petition.

Moreover, if the totality of the credits related to the four Conversion Meetings that are not linked, to the best of our knowledge, to any proceedings already filed, are considered enforceable in legal proceedings, regardless of the plaintiff identified in the initial petition and the time limit, we believe that we would have to make an additional provision.

In addition, based on other developments in case law related to the book-entry credits of the compulsory loans, we decided in 2021 to increase our existing provisions, as reflected in our Consolidated Financial Statements. Previously, we understood that the holders of book-entry credits had five years after the date that they received the remunerative interest rate (i.e. July of each year during the grace period) to file a claim seeking reflexive remunerative interest (interest on the unpaid portion of the monetary adjustment applied to the principal amount of the compulsory loans). However, the consolidated jurisprudence summarized in a recent STJ judgment of June 2021 is more favorable to the plaintiffs argument that conceives five years from the date of the applicable Conversion Meeting to claim this interest.

The result of the June 2021 STJ judgment reinforced (i) the adoption of the understanding that, for purposes of counting the statute of limitations period for reflexive remuneration interest, the initial milestone is the Conversion Meeting for credits into our preferred shares, not applying the limitation of Precedent 85 of the STJ, that is, shielding from the statute of limitations all credits converted at the meeting pursued by the creditor to assess the entire period of reflexive remuneration interest,  Accordingly, it is deemed sufficient that the creditor file the lawsuit within five years of the Conversion Meeting; (ii) the appeal dealt with the divergence brought by us, given the leading cases, in Embargoes of Divergence No. 1, 251,194/PR; and (iii) the appeal was decided unanimously, with the votes of five of the ten Justices, including the President of the Section, who now make up the 1st Section of the STJ, which is responsible for ruling on Divergence Motions No. 1,251,194/PR, with the President voting only in the event of a tie.

As a result, despite the position defended by us, considering the developments and consolidation of case law, , we revised the prognosis of loss in these legal proceedings from remote to probable, since the lawsuits were filed within five years from the Conversion Meeting, representing an amount of R$5.3 million provisioned as of December 31, 2021. See “Item 8–Financial Information–Litigation–Compulsory Loans–Book Entry Credits” for further information.

We cannot guarantee that we will not be required to record further provisions in respect of any of the claims mentioned above or other claims related to unconverted credits, which, as of the date of this annual report, amounts to R$496 million.

We cannot guarantee that new lawsuits will not be filed or that new judicial decisions (including by higher courts) on compulsory loan-related issues will not be adverse to us. The aggregate cost of unfavorable lawsuits or decisions may have a material adverse effect on our financial condition and operating results. For a detailed description of our compulsory loan related litigation, see “Item 8–Financial Information–Litigation–Compulsory Loans.”

We are, have been, and may again be party to U.S. proceedings relating to disclosures surrounding our compulsory loan credits and bearer bonds.

Our disclosures surrounding compulsory loan book-entry credits and bearer bonds have been, and in some instances remain, the subject of litigation and investigation in the United States.

On October 9, 2019, Eagle Equity Funds, LLC, along with two other plaintiffs, filed a lawsuit against us and two members of our senior management in the United States District Court for the Southern District of New York. The plaintiffs alleged, among other things, that we made false or misleading statements or omissions in documents filed with the SEC with respect to alleged liabilities related to bearer bonds issued approximately in the first phase between 1964 and 1976 and compulsory loan book-entry credits issued in the second phase between 1977 and 1993. In particular, the plaintiffs claimed that our disclosures to the SEC with respect to these liabilities were inadequate, as they allegedly contained misleading information about the status or impact of certain lawsuits and court decisions in Brazil relating to bearer bonds and compulsory loan book-entry.

The plaintiffs claimed to be holders of bearer bonds and American Depositary Receipts (ADRs) issued by us. Among other relief, the plaintiffs sought an injunction to prevent us from (i) making false or misleading statements or omissions with respect to liabilities related to bearer bonds and compulsory loan credits, (ii) making SEC filings containing false statements or misleading or omissions with respect to any potential privatization process that we may undergo; and (iii) make any filings with the SEC until we correct any alleged false or misleading statements or omissions with respect to liabilities related to bearer bonds and compulsory loan credits. The plaintiffs did not specify the number of damages claimed.

On February 3, 2021, the District Court issued a decision dismissing the lawsuit in its entirety. On March 3, 2021, the plaintiffs initiated an appeal against the decision with the United States Court of Appeals for the Second Circuit. Subsequently, the plaintiffs filed a stipulation, dated April 13, 2021, voluntarily withdrawing the appeal.

It is important to emphasize that the dismissal of this lawsuit in the United States does not eliminate or change our exposure to the lawsuits in Brazil with respect to bearer bonds and book-entry credits of compulsory loans. We believe that our prior disclosures about such proceedings and our exposure to them were and continue to be accurate, based on the information available at the time they were made. We also believe that the provisions recorded for these matters are reasonable and appropriate in view of the various contingencies faced by us.

There is considerable uncertainty inherent in any ongoing litigation and especially in proceedings relating to bearer bonds and book-entry compulsory loan claims, which together comprise a complex topic. Several of these lawsuits have been ongoing in Brazil for several years, and the status and provisions/liabilities with respect to such proceedings have evolved considerably, and often unpredictably, over time, due to an ever-evolving judicial landscape that has included, among other developments, the issuance of new contradicting court decisions. Our disclosures are subject to change over time as new information becomes available. Thus, we cannot predict with certainty the results of the processes, and we cannot give any guarantee on the course of ongoing and future actions.

Additionally, on April 20, 2021, we received a request for information from the SEC (Division of Enforcement) regarding an investigation by the SEC related to the compulsory loan program and related litigation made on our Forms 20-F. We are cooperating with the investigation, have provided documents in response to the SEC’s information request, and may provide additional documents or other information in the future. We are also continually assessing whether, based on the investigation and ongoing developments in legal proceedings in Brazil, any changes to our disclosures or provisions are appropriate.

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

Additionally, we may need to recognize material actuarial liabilities if the equity in the pension funds that we and our subsidiaries sponsor fluctuates because of a decrease in economic activity and its impact on the financial and capital markets.

As of December 31, 2021, we recorded a deficit of R$5.8 billion in our and our subsidiaries’ pension plans. In the same period, we and our subsidiaries made contributions of R$294 million to our respective pension plans. The implementation of a remediation plan may result in the payment of extraordinary contributions by the participants and sponsors, to restore the balance of the plan. These amounts could be subject to litigation by the participants, due to a possible disagreement regarding the amounts. The making of such payments could have a material adverse effect on our cash flows and financial condition.

Our insurance policies may be insufficient to cover potential losses.

Our business is generally subject to several risks, including operational accidents, labor disputes, occupational accidents, unexpected geological and hydrological conditions, changes in the regulatory framework, environmental hazards and weather, and other natural phenomena. Additionally, we and our subsidiaries are liable to third parties for losses and damages caused by any failure to provide generation and transmission services.

Our insurance policies cover only part of the losses that we may incur. If we are unable to eventually renew our insurance policies from time to time or losses or other liabilities occur that are not covered by insurance or that exceed our insurance limits, we could be subject to significant unexpected losses, which may adversely impact our results of operations and financial condition. Currently, the Candiota 3 plant does not have an operational risk insurance in place and, as a result, if any operational damage event occurs, the cost will not be covered by any insurance.

Also, according to Sections 8 and 8.2 of our D&O insurance policy, it is necessary to notify the insurer regarding the public offer of assets and specially the changes on our control to make an endorsement to balance the insured risk and, subsequently, pay an additional premium within 60 days of the public offer announcement. Our business and financial conditions may be adversely affected in the event we fail to timely notify our insurers.

We do not have alternative supply sources for the key raw materials that the thermal and nuclear plants use.

Our thermal plants operate on coal, natural gas and/or oil and Eletronuclear’s nuclear plants rely on processed uranium. In each case, we are entirely dependent on third parties, sometimes monopolies, for the provision of these raw materials. If supplies of these raw materials become unavailable or may not be purchased on reasonable terms for any reason, such as significant increases in price due to inflation, we do not have alternative supply sources and, therefore, the ability of our thermal and/or nuclear plants, as applicable, to generate electricity would be adversely affected, which may impact our results of operations and financial condition.

With respect to uranium, Eletronuclear’s has a single supplier, Indústrias Nucleares do Brasil S.A., which faces operational and financial challenges.

With respect to coal, we have two suppliers, Companhia Riograndense de Mineração, which also faces financial challenges, and Seival Sul Mineração, which does not have the installed capacity to meet the plant’s demand. If any of these suppliers are not able to comply with their contracts with us, or have their production processes interrupted, totally or partially, our thermal and nuclear plants could be adversely affected.

Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our business.

As of the date of this annual report, all our employees were represented by labor unions as determined by law. We face strikes and work stoppages from time to time. Disagreements on issues involving our privatization, divestments or changes in our business strategy, reductions in our personnel, as well as potential employee contributions and benefits, could lead to further labor unrest. For example, in the first quarter of 2022, there was a strike organized by our employee’s union relating to health care coverage and the profit-sharing payments to employees in 2018, which adversely affected our administrative operations. We cannot ensure that future strikes will not affect our operations or administrative routines or that such strikes will not affect the success of our Proposed Privatization.

Strikes, work stoppages, or other forms of labor unrest at our company, our subsidiaries or SPES or any of our major suppliers, contractors or their facilities could impair our ability to operate our business, complete major projects and adversely impact the results of our operations, financial condition, and ability to achieve our long-term objectives. For further information regarding strikes and work stoppages, see “Item 4.B. Business Overview—Operating Process—Types of Plants—Shutdowns and strikes in the last three fiscal years.”

Risks Relating to Brazil

We are controlled by the Brazilian Government, the policies and priorities of which directly affect our operations and may conflict with the interests of our investors.

The Brazilian Government, as our controlling shareholder, exercises substantial influence on the strategy of our business. The Brazilian Government also has the power to appoint eight out of the eleven members of our Board of Directors and, through them, influence the selection of most of the executive officers responsible for our day-to-day management.

Additionally, the Brazilian Government holds the majority of our voting shares. Consequently, the Brazilian Government has the majority of votes at our shareholders’ meetings, which empowers it to approve most matters prescribed by law, including the following: (i) the partial or total sale of the shares of our subsidiaries and affiliates; (ii) increase our capital stock (which could dilute the Brazilian Government’s interest); (iii) determine our dividend distribution policy, as long as it complies with the minimum dividend distribution regulated by law; (iv) issuances of securities in the domestic market and internationally; (v) corporate spin-offs and mergers; (vi) swaps of our shares or other securities; and (vii) the redemption of different classes of our shares, independent from approval by holders of the shares and classes that are subject to redemption. If our Proposed Privatization is consummated, the direct and indirect interest of the Brazilian Government will be diluted to at most 45% and the exercise of its voting rights will be limited to only 10% of our voting shares.

Our operations impact the commercial, industrial, and social development policies promoted by the Brazilian Government, and the Brazilian Government may pursue some of its macroeconomic and social objectives through us. Therefore, we may, subject to legal and bylaws limitations, engage in activities that give preference to the objectives of the Brazilian Government rather than to our own economic and business objectives, which may incur costs or engage in transactions that may not necessarily meet the interest of our other investors.

Brazil’s economy is vulnerable to external and internal shocks, which may have an adverse effect on Brazil’s economic growth and on the trading markets for securities.

Brazil’s economy is vulnerable to external shocks, including adverse economic and financial developments in other countries. For example, an increase in interest rates in the international financial markets may adversely affect the trading markets for securities of Brazilian issuers. In addition, a drop in the price of commodities produced in Brazil could adversely affect the Brazilian economy. A decline in the demand for exports of any of Brazil’s major trading partners could also have a negative impact on Brazil’s exports and adversely affect Brazil’s economic growth.

In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes produce a “contagion” effect, Brazil could be adversely affected by negative economic or financial developments in other countries. Brazil has been affected by such effects on several occasions, including the debt crises in emerging countries during the 1990s and the 2008 global economic crisis. We cannot assure you that any situations like those described above will not negatively affect investors’ confidence in emerging markets or the economies of Latin America, including Brazil.

Further, the military action by Russian forces in Ukraine in February 2022 has escalated tensions between Russia and the United States, the North Atlantic Treaty Organization, the European Union and the UK. The United States and other countries have imposed, and are likely to impose, financial and economic sanctions and export controls against certain Russian organizations and/or individuals, with similar actions either implemented or planned to be administered by the EU, the UK and other jurisdictions. See “—Our business may be impacted by political events, war, terrorism and other geopolitical uncertainties, such as the ongoing military conflict between Russia and Ukraine” for further details about the impacts of the military conflict between Russia and Ukraine.

Brazil’s economy is also subject to risks arising from several domestic macroeconomic factors. These include general economic and business conditions of the country, the level of consumer demand, the confidence in the political conditions, present and future exchange rates, the level of domestic debt, inflation, interest rates, the ability of the Brazilian Government to generate budget surpluses and the level of foreign direct and portfolio investment.

Our operating conditions have been, and will continue to be, affected by the growth rate of GDP in Brazil, because of the correlation between GDP growth and energy demand. Therefore, any change in the level of economic activity may adversely affect the liquidity of, and the market for, our securities and consequently our financial condition and the results of our operations.

The Brazilian Government has exercised, and continues to exercise, significant influence over the Brazilian economy, which can have a direct impact on our business.

The Brazilian Government frequently intervenes in the country’s economy and occasionally makes significant changes to monetary, credit, exchange, fiscal, regulatory, and other policies to influence Brazil’s economy. For example, the Brazilian Government’s actions in the past to control inflation have included wage and price controls, depreciation of the real, controls over remittances of funds abroad and, intervention by the Central Bank to affect interest rates.

Recessions can result in a material decrease in Brazil’s fiscal revenues and may require stimulus measures from the government. A significant depreciation of the real could affect Brazil’s debt/Brazilian GDP ratio, which could have an adverse effect on public finances and on the market price of our securities. The continuation of the current economic scenario may lead the Brazilian Government to adopt countercyclical policies to attempt to reestablish the country’s growth. We cannot assure investors when Brazil’s economy will recover a stable growth.

Our business and financial condition may be adversely affected by changes in government policies. Additionally, actions taken or not by the Brazilian Government in response to crises or situations of social or economic instability, such as the current COVID-19 pandemic, may cause changes, for example, in labor legislation or in the rules applicable to the Brazilian electricity sector. These may include other political, diplomatic, social, and economic developments which may affect Brazil or the international markets, liquidity of the domestic markets for capital and loans, and limits on international trade.

We have no control over and cannot predict what measures or policies the Brazilian Government may take in the future. Uncertainty on whether the Brazilian Government will make changes in policy or regulation may contribute to the economic uncertainty in Brazil and to greater volatility of the Brazilian securities markets and the markets for securities issued outside Brazil by companies, adversely affecting our business, the results of our operations and financial condition.

In particular, as one of our principal shareholders, the Brazilian Government exerts (and will continue to exert) significant influence over the selection, nomination, appointment and removal of the members of our Board of Directors and our principal executive officers, and may use its voting power to select, nominate and appoint board members and executive officers whose interests are not aligned with those of our other shareholders or to remove board members and executive officers whose interests are aligned with those of our other shareholders (including as a result of the election of a new presidential administration). Accordingly, the potential election of a new president following general elections in Brazil in 2022 may result in significant changes to our senior management and affect our business strategies and policies, which may adversely affect our business, results of operations and financial condition.

Political uncertainty may lead to an economic slowdown and volatility in securities issued by Brazilian companies.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises affect the confidence of investors and the general public, which may lead to economic deceleration and heightened volatility in the securities issued by Brazilian companies. This risk has increased due to the upcoming presidential election in Brazil, in the second half of 2022.

Brazil has experienced amplified economic and political instability, as well as heightened volatility, as a result of various corruption investigations. In addition, certain foreign regulators, such as the U.S. Department of Justice and the SEC, have also conducted their own investigations. These investigations have negatively impacted the Brazilian economy and political environment and have contributed to a decline in market confidence in Brazil. In addition, they may lead to further allegations and charges against Brazilian federal and state government officials and senior management of Brazilian industry.

The potential outcome of corruption investigations is uncertain, and they have an adverse impact on the perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over and cannot predict whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future or will adversely affect us.

Brazil will hold presidential, federal, and state legislative elections in October 2022. There can be no assurance that these elections will not cause further instability in the Brazilian economy, the capital markets or the trading price of our shares and ADSs.

These uncertainties and volatility could harm our business, results of operations, and financial condition.

The volatility of the Brazilian real and of the inflation rates may impact our operations and cashflows.

In the past years, the Brazilian real has been very volatile compared to other major currencies. During 2021, the real further depreciated by 7.4%, ending the year at an exchange rate of R$5.5805 per U.S.$1.00. There is no guarantee that the real will not depreciate, or appreciate, in relation to the U.S. dollar in the future. The U.S. dollar/real exchange rate has experienced significant depreciation in 2022 through the date of the annual report.

A depreciation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets and reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention.

On the other hand, an appreciation of the Brazilian real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase services from countries outside Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of services that we purchase. Depending on the circumstances, the depreciation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

The uncertainty of the factors that impact the exchange rate makes it difficult to predict future movements in the exchange rate. In addition, the Brazilian Government may change its foreign currency policy. Any governmental interference, or the implementation of exchange control mechanisms or remittance of debt, could influence the exchange rate and the investments in the country. The different exchange rate scenarios may have adverse effects on us as they may affect (i) the value of our receivables from Itaipu, which are denominated in U.S. dollars; (ii) the development of the Angra 3 nuclear plant, whose equipment is largely acquired abroad and was purchased under contracts denominated in Euros; (iii) certain sales of energy by Eletronorte which are tagged to dollar-denominated commodities; and (iv) any of our indebtedness denominated in U.S. dollars.

As of December 31, 2021, 17.4% of our total consolidated financing, loans, and debentures of R$44,016 million was denominated in foreign currencies and our total consolidated indebtedness denominated in foreign currencies was R$8,320 million. As of December 31, 2020, 24.4% of our total consolidated financing, loans, and debentures of R$47,002 million was denominated in foreign currencies and our total consolidated indebtedness denominated in foreign currencies was R$11,459 million. As of December 31, 2019, 18% of our total consolidated financing and loans of R$47,900 million was denominated in foreign currencies and our total consolidated indebtedness denominated in foreign currencies was R$8,606 million.

In Brazil, inflation has increased in the past years. Brazil’s annual rates of inflation, measured in accordance with the variation of the IPCA index, were 10.06% in 2021, 4.52% in 2020 and 4.31% in 2019. The Brazilian Government has been raising the basic SELIC interest rate to elevated levels, and public speculation about possible future government actions is having significant negative effects on the Brazilian economy. If Brazil experiences substantial inflation in the future, and the Brazilian Government adopts inflation control policies like those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of our shares may fall.

Changes in tax or accounting laws, tax incentives, and benefits or differing interpretations of tax or accounting laws may adversely affect us.

The Brazilian tax authorities have frequently implemented changes to tax regimes that may affect us and ultimately the demand of our customers for the products we sell. These measures include changes in prevailing tax rates and enactment of taxes, both temporary and permanent. Some of these changes may increase our tax burden, which may increase the prices we charge for the products we sell, restrict our ability to do business in our existing markets and, therefore, adversely affect our profitability. There can be no assurance that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes that apply to us and our operations. While we currently receive certain tax benefits there can be no assurance that these benefits will be maintained or renewed.

Also, given the current Brazilian political and economic environment, there can be no assurance that the tax benefits we receive will not be judicially challenged as unconstitutional. If we are unable to renew our tax benefits, those benefits may be modified, limited, suspended, or revoked, which may adversely affect us. Moreover, certain tax laws may be subject to controversial interpretation by tax authorities. If tax authorities interpret tax laws in a manner that is inconsistent with our interpretations, we may be adversely affected. Additionally, changes in accounting policies as the adoption of new standards under IFRS may lead to incomparability of financial statements or to potential adverse effects on our financial results.

Changes in Brazilian tax legislation are frequent and increase during periods of economic instability. Currently, there are different bills under consideration by the Brazilian Congress seeking to implement tax reforms, including proposals to modify the consumption taxation system in its entirety. One proposed law, Law No. 3,887/2020, would end three federal taxes: the federal tax on manufactured products (Imposto sobre Produtos Industrializados, or “IPI”), PIS and COFIN, in addition to the State Value Added Tax (Imposto sobre Circulação de Mercadorias e Serviços or “ICMS”) at the state level, and Municipal Tax on Services (Imposto sobre Operações com Bens e Serviços or “ISS”) at the municipal level, in favor of a new tax on goods and services (Imposto sobre Operações com Bens e Serviços, or “IBS”). Another proposal would create a social contribution on transactions that involve goods and services (Contribuição Social sobre Operações com Bens e Serviços, or “CBS”), which would substitute PIS and COFINS at a 12% rate on consumption. Additional bills may also consider such wide-ranging tax reforms envisaged by the Brazilian government. More recently, the proposed Law No. 2,337/2021, was approved by Brazilian Chamber of Deputies, and will soon be voted on by the Brazilian senate. This law introduces a comprehensive reform of income tax rules, mainly seeking to revoke the income tax exemption on the distribution of dividends by Brazilian companies (and impose a 15% tax rate) and also ends the possibility of deducting expenses on the payment of equity interest, extends the minimum term for the amortization of intangibles, changes the income tax rules related to investments in Brazilian investment funds and reducing the tax rate of corporate tax (Imposto de Renda de Pessoa Jurídica) and social contribution on net profit (Contribuição Social sobre o Lucro Líquido), among other changes. Any such changes could have adverse effects on our results and operations, as well as on the taxation of the dividends distributed from our Brazilian subsidiaries. Tax reforms or any change in the laws and regulations that affect our taxes or tax incentives may directly or indirectly adversely affect our business and results of operations.

Moreover, as a result of the economic impact of the COVID-19 pandemic, tax revenues in Brazil were temporarily reduced, while government spending on public health and other key sectors has increased and may continue to increase. In this scenario, federal, state and municipal governments may enact legislation, permanently or temporarily, that increases the tax burden on our activities, which would have an adverse effect on our business and results of operations.

In addition, we benefit from tax incentives under a program called SUDENE (Superintendência do Desenvolvimento do Nordeste) and SUDAM (Superintendência do Desenvolvimento da Amazônia), which reduce our income tax burden on our operating profits by 75%. We cannot assure you that these tax incentives will be maintained or renewed or that we will be able to obtain new tax incentives. To guarantee the continuity of these tax incentives during their applicable terms, we must comply with several requirements that can be challenged in courts.

If we lose our existing tax incentives, due to our noncompliance with current obligations and future requirements or if the current tax programs and agreements from which we benefit are modified, suspended, cancelled or not renewed, we could be materially and adversely affected.

Furthermore, we may be subject to investigations by tax authorities at the federal, state and municipal levels. As a result of such investigations, our tax positions may be challenged. We cannot guarantee that the provisions for such proceedings will be correct, that no additional tax exposure will be identified, and that we will not be required to constitute additional tax reserves for any tax exposure. Any increases in the amount of taxation as a result of challenges to our tax positions may adversely affect us.

Any judicial and administrative proceedings related to tax matters before the courts, including CARF and state and municipal administrative courts, may adversely affect us.

Any further downgrading of Brazil’s credit rating could adversely affect the price of the ADS and our cost of funding in the capital markets.

Credit ratings affect investor perception of risk and, as a result, the trading value of securities and yields required on future issuances in the capital markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the prospect of changes in any of these factors. Rating agencies reviewed Brazil’s sovereign credit ratings in September 2015 and consequently, Brazil lost its investment grade condition by the three main rating agencies, which adversely affected the trading prices of debt and equity securities issued by Brazilian issuers. As of the date of this annual report, Brazil’s sovereign rating was BB-/B (having been revised as stable in April 2022), Ba2 (stable) and BB- (negative) by Standard & Poor’s, Moody’s and Fitch, respectively.

A prolongation of the Brazilian Government inability to gather the required support in the Brazilian congress to pass additional specific reforms, along with further economic slowdown and/or the inability to effectively contain the COVID-19 outbreak could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, negatively affect our ratings, which are aligned to the sovereign ratings. This may increase our future cost of issuances in the capital markets and adversely affect the price of our ADS.

Our business may be impacted by political events, war, terrorism and other geopolitical uncertainties, such as the ongoing military conflict between Russia and Ukraine.

War, terrorism, and other geopolitical uncertainties have caused and could cause damage or disruption to the economy and commerce on a global or regional basis, which could have a material adverse effect on our business, our customers, and the companies with which we do business.

For instance, the global markets are currently operating in a period of economic uncertainty, volatility, and disruption following Russia’s full-scale invasion of Ukraine on February 24, 2022. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine and any other geopolitical tensions could have an adverse effect on the economy and business activity globally and lead to:

●	credit and capital market disruptions;
●	significant volatility in commodity prices;
●	increased costs of resources (such as energy, natural gas and coal) for our operations;
●	potential appreciation of the U.S. dollar;
●	increase in interest rates and inflation in the markets in which we operate, which may contribute to further increases in the prices of energy, oil and other commodities; and
●	lower or negative global growth.

Eletronuclear has entered into a non-binding memorandum of understanding with Russian state-controlled company Rosatom for the exchange of information in respect of new large scale nuclear projects without any monetary compensation. The current conflict does expose us to the macroeconomic risks set out above, which could lead to an increase in our costs, which could adversely affect our business if we are not able to pass such increased costs onto our customers.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including the agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions, the resulting sanctions and Russian counter measures or retaliatory actions (including cyberattacks and espionage) could adversely affect the global economy and financial markets and lead to further instability and lack of liquidity in capital markets. The impact of these measures is currently unknown and current and future measures could adversely affect our business, financial condition, and results of operations.

Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, and the rise of populism. Growing tensions may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could adversely affect our business.

Risks Relating to the Brazilian Power Industry

We are subject to impacts related to hydrological conditions that may result in lower generation of hydroelectric power and adversely affect our business.

The main source of electric power generation in Brazil is hydroelectric plants, which are a renewable resource and avoid substantial expenditures on fuels needed for thermal generation plants. However, as hydroelectric plants depend on the flow of water, we are subject to substantial seasonal variations in monthly and annual flows, which depend fundamentally on the volume of rainfall during the rainy season. In 2021 and prior years, especially in 2014/2015, adverse hydrological conditions caused several droughts and water scarcity across several Brazilian states, negatively affecting the operations of our hydroelectric plants.

The operation of the Brazilian electricity system is coordinated by the ONS, whose primary function is to achieve optimal operation of the resources available, minimizing operational cost, and the risks of shortage of electricity. However, these mechanisms are not able to absorb all the adverse consequences of a prolonged hydrological shortage, which means we are exposed to hydrological risks. When the total energy generated by the entire hydroelectric system is below the aggregate supply (assured energy) of all the hydroelectric plants, the MRE is triggered and a GSF is applied to all the plants in the system. In this event, energy companies must liquidate the negative balance of their contractual positions in the spot market at the current PLD at the CCEE. The PLD is considered a short-term market price, which can be highly volatile, varying mainly depending on changes in hydrological conditions and on the levels of reservoirs of the hydroelectric plants of the Interconnected System.

In recent years, adverse hydrological conditions at hydroelectric plants have resulted in a material reduction of the GSF, affecting agents with allocated energy lower than their sales contracts, exposing them to the volatility of the PLD. In 2015, to reduce exposures, ANEEL reduced the PLD threshold by more than 50%. This reduction was insufficient to balance the deficiencies, creating a significant increase in defaults at the CCEE.

This led to judicial claims by the affected parties, including our subsidiaries, to minimize the losses with GSF degradation, which led to the publication of Law No. 13,203/2015, establishing the conditions for renegotiation of the hydrological risk. The conditions are different for assured energy installments granted for contracts on the Regulated Market and those negotiated on the Free Market.

For the instalments contracted on the Regulated Market, the renegotiation of the hydrological risk was permitted to be passed through to consumers in exchange for the payment of a risk premium by generation companies who adhered to the renegotiations. For the Free Market, there is the possibility of renegotiation in consideration for contracting a hedge. Our subsidiaries have adhered to the renegotiation of hydrological risk on the Regulated Market, except for Chesf due to certain characteristics of its Sobradinho plant. We opted not renegotiate the risk on the Free Market.

Accordingly, we are exposed to the hydrological risk for concessions which were not renewed pursuant to Law No. 12,783/2013.

If our Proposed Privatization is consummated, the New Concessions Agreements we expect to enter into will be phased into the “independent power production regime” over a five-year term, gradually increasing our exposure to the hydrological risk, and requiring us expand additional funds to manage this risk, which could have an adverse impact on our results of operations.

Failure to comply with, obtain, or renew the licenses required of the plants where we develop our activities may have an adverse effect on us.

Our activities depend on several registrations, authorizations, licenses, certificates and permits, at federal, state, and municipal levels, including Inspection Records issued by the Fire Department (Auto de Vistoria do Corpo de Bombeiros), certificate of occupancy (Habite-se) of the buildings and operating licenses issued by the respective municipalities and licenses and certificates issued by the Brazilian Army (Exército Brasileiro), the Federal Police Department (Departamento da Polícia Federal) and/or the respective State Police Department (Departamento da Polícia Estadual), to carry out operations, including activities related with controlled chemical products. Most of these documents are subject to expiration and must be timely renewed and may require the payment of renewal fees. In addition, holders of licenses are subject to certain obligations that must be satisfied on a timely basis and in full. Any failure to satisfy these obligations may result in penalties or the suspension, as described below.

In addition, any irregularities or alterations to buildings on the properties on which we operate may also have an effect on the maintenance of such licenses. The expansion of our operations and/or changes in applicable legislation may also require us to obtain new licenses, grants, authorizations, permits and/or registrations from the competent authorities.

We cannot assure that such licenses have been or will be obtained with respect to each plant we operate or that they have been or will be regularly maintained in force or timely renewed. Also, we are aware that some of the licenses were not obtained or timely renewed (e.g., environmental licenses, and licenses and certificates issued by the Brazilian Army, by the Federal Police Department and/or by the respective State Police Department), and, regarding this topic, we are seeking to regularize the situation and remain in constant communication with the relevant governmental agencies. Failure to comply with, obtain or renew such licenses may, on a case-by-case basis, (i) result in infraction notices, (ii) subject us to the payment of fines, (iii) prevent us from opening and operating the establishments, (iv) result in the interdiction or closure of our establishments, (v) expose us to additional risks in the event that a safety and security accident, or similar event, adversely affects such establishment while a license is pending; (vi) result in the application of other penalties, such as warning and seizure of products, in accordance with the specific applicable legislation (federal, state and municipal); and (vii) result in the imposition of criminal sanctions and the duty to repair or indemnify possible environmental damages. Any failure to remedy any irregularities in our licensing in a manner that avoids an interruption or suspension of our operations or that would require us to make significant and unexpected investments, could adversely affect our business, results of operations, and financial condition. Also, we may incur unexpected costs due to the reallocation of establishments, in the event we are unable to obtain or renew licenses. The occurrence of any of these risks could adversely affect our business.

Accordingly, in the event of a failure to obtain or maintain the applicable environmental licenses or to comply with the conditions of the respective licenses, we may be subject to administrative and criminal sanctions, including fines from R$500 to R$10 million regardless of the occurrence of any damage since environmental licensing of potentially polluting activities and uses of natural resources is mandatory. In addition to fines, we may also be required to pay for any damage caused to the environment and may be subject to other criminal and administrative penalties, such as suspension of activities, deactivation and demolition, among others. Further, the lack of environmental license and/or the failure to fulfill its conditions may also represent a breach of certain covenants provided for in financing agreement, which may cause the suspension of financing resources or the acceleration of the financing agreements, which may materially affect us. See “—Risks Relating to our Company—We are subject to environmental risks in our operations, which may lead to accidents, losses, administrative proceedings and legal liabilities. We are also subject to strict environmental laws and regulations, which may become more stringent in the future and lead to us not obtaining or losing our licenses”.

We can be held responsible for the social and environmental impacts of accidents involving the dams at our hydroelectric plants.

Our generation plants have large structures such as dams and floodgates that are used for water storage and reservoir level control. Such structures contain complex engineering works that must comply with several technical and safety standards. Specific laws and regulations provide safety guidelines for these structures, such as Law No. 12,334/2010, which established the National Dams Safety Policy (Política Nacional de Segurança de Barragens), and ANEEL Resolution No. 696/2015, which establishes the methodology for risk classification of the dams, the safety standards, and annual inspections of dams.

In addition, Law No. 12,334/2010 was updated by Law No. 14,066/2020, which, among other things, increased obligations related to dam security. These additional obligations may impose new financial risks since companies have to adapt to the new regulation.

Any accident with respect to our subsidiaries’ dams or related structures consequences for the surrounding environment, including the population living near or around dams. Any accident could materially affect our results of operations, as well as our financial condition and reputation. It could also lead to the acceleration of financings to which we are a party as borrower or guarantor. Furthermore, a court could find a parent entity, such as us, liable for environmental damages without needing to demonstrate a lack of resources at the subsidiary level, which could also materially affect our results of operations and financial condition.

We might be held responsible for impacts on our own workforce, on the population and the environment, due to accidents related to our transmission systems and facilities.

Our operations, especially those related to transmission lines, present risks that may lead to accidents, such as electrocutions, explosions and fires. These accidents may be caused by natural occurrences, human errors, technical failures and other factors. As a significant part of our operations is conducted in urban areas, the population is a factor to be constantly considered. Any incident that occurs on our facilities or in human occupied areas, whether regularly or irregularly, can result in serious damages such as human losses, environmental and material damage, loss of production and liability in civil, criminal and environmental lawsuits. These events may also result in reputational damage, financial compensation, penalties for us and our officers and directors, and difficulties in obtaining or maintaining concession contracts and operating licenses.

We may be subject to penalties, administrative intervention or loss of our concessions for public service if we provide our services in an inadequate manner or violate contractual obligations.

Law No. 12,767/2012 permits ANEEL to intervene in electric power concessions under which there is a rendering of public services to guarantee adequate levels of service as well as compliance with the terms and conditions under the concession contract, regulations, and other relevant legal obligations. Also, ANEEL Resolution No. 846/2019 provides for penalties, including, among others, warnings, substantial fines (up to 2.0% of the ROL for the fiscal year immediately preceding the evaluation), restrictions on the concessionaire’s operations, intervention, or termination of the concession.

For instances, in 2020 our subsidiary CGT Eletrosul was required to pay a contractual penalty in the amount of R$50 million for unavailability of its Candiota 3 thermal plant.

If ANEEL were to intervene in concessions as part of an administrative procedure, we would have to present a recovery plan to correct any violations and failures that gave rise to the intervention. If the recovery plan is dismissed or not presented within the timelines stipulated by the regulations, ANEEL may, among other things, recommend to the MME the expropriation and the concession loss, reallocate our assets or adopt measures which may alter our shareholding structure, including possible changes in the shareholding control of the companies involved.

If the holders of our concessions are subject to an administrative intervention, we and our subsidiaries may be subject to an internal reorganization in accordance with the recovery plan presented by management, which may adversely affect us. In addition, if the recovery plan is rejected by the administrative authorities, ANEEL would be able to use its powers as described above. Our request for new licenses and our participation in public biddings may be subject to more stringent scrutiny by ANEEL.

We cannot guarantee that we will not be penalized by ANEEL for a future violation of our concession agreements or that our concession agreements will not be terminated in the future, which could have an adverse impact on our financial condition and the results of our operations.

Our generation and transmission activities are regulated and supervised by ANEEL. Our business could be adversely affected by regulatory changes or by termination of the concessions prior to their expiration dates, and any indemnity payments for the early terminations may be less than the full amount of our investments.

Pursuant to Brazilian law, ANEEL has the authority to regulate and supervise the generation and transmission activities of energy concessionaries, including investments, additional expenses, tariffs, and the passing of costs to customers, among other matters. Regulatory changes in the energy sector are hard to predict and may have an adverse impact on our business.

Concessions may be terminated early through expropriation, forfeiture, or mandatory transfer of control by the concessionaire. Granting authorities may expropriate concessions in the interest of the public as expressly provided for by law, in which case granting authorities carry out the service during the concession period. A granting authority may declare the forfeiture of concessions after ANEEL and/or the MME conduct an administrative procedure and declare that the concessionaire (i) did not provide proper service or failed to comply with the applicable law or regulation; (ii) lost the technical, financial, or economic conditions required to provide the service properly; and/or (iii) did not make payment in respect of fines charged by the granting authority. Law No. 13,360/2016 sets forth that the concessionaire can submit a change of control plan as an alternative to the termination of the concession.

On October 29, 2019, a working group established by the MME to modernize the energy sector released a report on modernization measures that should be adopted or studied. These measures include pricing, market opening, capacity market coverage and energy separation, implementation of new technologies, enhancement of the Reallocation of Energy Mechanism, and sustainability of transmission. The changes under study may require legal or regulatory modifications. In 2020, the Brazilian Government enacted Law No. 14,120/2021, seeking to strengthen the opening of the Free Market for the sale of electricity and, among other measures, introducing significant improvements in the efforts to modernize the electricity sector led by the Brazilian Government. Any of these changes could materially affect our financial condition and results of operations.

Further, ANEEL analyzes in the context of request for new licenses, the background of the interested party and its economic group regarding its conduct and penalties imposed in connection with other projects (authorizations and concessions), pursuant to Article 16 of ANEEL Normative Resolution No. 876/2020. The accreditation requirements generally provided for in public bidding auctions, which may hinder the participation of agents that have a history of (i) delays in construction milestones/penalties applied for this reason in previous years and (ii) forfeiture of concession agreements, due to the non-compliance to the legislation. Given the existence of administrative proceedings involving the revocation of concession agreements and the execution of performance bonds (against PCH Santo Cristo and CGT Eletrosul).

Also, there is no specific regulation issued by ANEEL regarding nuclear power plants, which are currently subject to authorization by the CNEN only. The subject is currently under analysis by ANEEL. In the event ANEEL enacts specific regulation for nuclear power generation, such regulation may require additional investment or operational adjustments by us or Eletronuclear to comply with such new regulation, which may affect our financial results.

Certain of our subsidiaries adhered to installments programs for tax debts and must comply with special rules, otherwise, these installments programs may be terminated and the benefits may be cancelled.

Our subsidiaries Furnas, Eletronorte and Eletronuclear are subject to installments programs promoted by tax authorities in respect of certain debts. If they do not comply with these programs, the installments programs may be terminated and, therefore, the benefits may be cancelled. Some installments programs have specific conditions and requirements, including the regularity of payments regarding the installments. If any of these companies do not comply with the rules, the installments programs may be terminated. In this situation, the tax debts could be charged by the tax authorities, with legal increases pursuant to the legislation applicable at the time of the triggering events. This could have an adverse impact on our results and financial condition.

Failures in our information technology systems, information security systems, and telecommunications systems may adversely impact us.

Our operations are heavily dependent on information technology and telecommunication systems and services. We also use information technology to process financial information and results of operations for internal reporting purposes and to comply with regulatory, legal and tax requirements. In addition, we depend on information technology for electronic communications between our facilities, personnel, customers and suppliers. We also process personal data of our employees and customers (business-to-business).

Interruptions in these systems, caused by obsolescence, technical failures intentional acts or discontinuity in the implementation, maintenance, and evolution of technological solutions, can disrupt or even paralyze our business and adversely affect our operations and our reputation. In addition, security failures related to sensitive information could occur due to intentional or unintentional actions, such as cyberterrorism, or internal actions, including negligence or misconduct of our employees.

We have observed an increase in cybersecurity attacks worldwide in recent years. In particular, Eletronuclear suffered a ransomware attack in 2021, and we cannot assure that we will be able to address future attacks successfully. Also, the remote working arrangements implemented due to the COVID-19 pandemic have increased our dependence on information technology systems and infrastructure, and they may further expand our vulnerability to this risk. In the event of such actions, we, our customers, and other third parties may be exposed to potential liability, litigation, and regulatory or other government action, damage to brand and reputation and other financial loss. In addition, if we are unable to prevent security breaches, we may suffer financial and reputational damage or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, or suppliers. The cost and operational consequences of responding to cybersecurity incidents and implementing remediation measures may be significant and may not be covered by insurance. Our cybersecurity risk also depends on factors such as the actions, practices and investments of customers, contractors, business partners, vendors and other third parties.

The regulatory environment regarding cybersecurity, privacy and data protection issues is increasingly complex and may have impacts on our business, including increased risk, costs and expanded compliance obligations. The potential costs of compliance with or imposed by new or existing regulations and policies that are applicable to us may affect our business and could have a material adverse effect on our results of operations.

Also, unauthorized disclosures or security breaches affecting personal data may subject us to judicial proceedings and administrative penalties that affect our financial condition and reputation. Moreover, any remediation efforts we implement could result in interruptions, delays or cessation of services that may impede our critical functions. Any material costs that we might incur due to of failures in our information technology systems, information security systems, and telecommunications systems may materially affect our results of operations, financial condition and reputation.

We are subject to risks associated with failure to comply with the applicable data protection laws, and we may be adversely affected by the imposition of fines and other types of sanctions.

We cannot guarantee that our operations will be compliant data protection laws (including the LGPD in Brazil) and that our personal data processing activities will be secure, and consequently that, we will not be subject to fines and other types of sanctions.

The LGPD came into effect on September 18, 2020. The LGPD changed the way the protection of personal data is regulated in Brazil. It establishes a new legal framework to be observed in personal data processing operations and provides, among other things, for the rights of the owners of personal data, the legal bases applicable to the protection of personal data, the requirements for obtaining consent, obligations, requirements regarding security incidents, leaks and data transfers, as well as the creation of the Brazilian National Data Protection Authority, or the ANPD.

In addition, in 2021 we had three non-critical incidents involving personal data in our subsidiaries, two of them in CGT Eletrosul and the other one in Furnas.

If we do not comply with the LGPD or any other data protection laws to which we are subject, both we and our subsidiaries may be subject to sanctions, either individually or cumulatively, including warnings, obligations to disclose incidents, temporary blocking or deletion of personal data, and penalties of up to 2% of our revenue or the revenue of our group. In addition, we may be held liable for material, moral, individual, or collective damages caused by us, and may be held jointly and severally liable for material, moral, individual or collective damages caused by our subsidiaries.

Failure to protect personal data processed by us and our subsidiaries, as well as the failure to adjust to the applicable legislation, may result in significant fines for us and our subsidiaries, disclosure of any incidents in the media, the deletion of personal data from our database, and the suspension of our activities, which could adversely affect our reputation, business, results of operations and financial condition.

Our failure to protect our intellectual property may adversely impact us.

We rely on a combination of trademark, patent, copyright, software and trade secret laws in Brazil, as well as license agreements, to protect our intellectual property assets. We also rely on a number of registered and unregistered trademarks to protect our brands. On the date of this annual report, we held several registered trademarks and trademark applications in Brazil. See “Item 5C. Research and Development, Patents and Licenses--Trademarks, Patents and Licenses” for further information about our intellectual property.

Unauthorized parties may copy or otherwise obtain and use our assets. In addition, if we intend to maintain international operations, copyright, trademark, software, patent and trade secret protection may not be available or may be limited in foreign countries. Any significant impairment of our intellectual property rights could adversely affect our business or our ability to compete. Furthermore, competitor companies may own large numbers of patents, software, copyrights and trademarks and may frequently threaten our rights, which could require us to expend substantial amounts in legal costs to protect our intellectual property rights.

We are exposed to environmental risks due to impact and non-compliance with laws and regulations related to our operations, which may lead to accidents, losses and administrative proceedings and legal liabilities. In addition, laws and regulations may become more stringent in the future and lead to us not obtaining or losing our licenses.

Our activities expose us to substantial environmental risks, especially during the construction of our generation plants and transmission lines. Further, the dams for our hydroelectric plants expose us to the risk of dam failure, due to factors that may be internal or external to the structure (such as, for example, failure of a dam upstream from the site). These events can occur due to technical failures, human errors, or natural disasters, among other factors. Accordingly, the scale, and nature, of the risk is not entirely predictable and its occurrence may result in health impacts on our workforce and/or surrounding communities, fatalities and environmental damage. A dam failure can also cause material damage, production losses, financial losses and, in certain circumstances, liability in civil, labor, criminal, environmental and administrative proceedings. As a result, we may incur expenses related to the mitigation, recovery and/or compensation for the damages caused.

Our generation and transmission activities are regulated by federal, state, and local environmental legislation. We also are subject to the supervision of government agencies responsible for implementing these laws.

The National Environmental Policy defines a polluter as, the individual or legal entity, under public or private law, responsible, directly or indirectly, for an activity that causes environmental damage, i.e., the agent that causes the damage is liable for repairing it or paying indemnification for the damages caused to the environment and affected third parties regardless of fault. Civil liability is applicable to the agents that direct and indirectly caused the environmental damage. Accordingly, environmental damage caused by third parties engaged by us may subject us to the obligation of repairing this damage.

The non-compliance with environmental laws and regulations and/or failures in the use of materials and disposal of solid waste, contamination, our usage of water resources, possible impacts caused on protected areas, the suppression of vegetation without previous authorization, the breach of any requirement set forth in environmental licenses, may lead us to significant penalties, such as, the shutdown of a plant and its consequent unavailability to the system, payment of fines, and to reputational damage and civil, administrative, and, in certain cases, criminal liability.

Furthermore, we may also be subject to material reputational risks related to the way we address traditional communities’ rights and resettlements. Generally, these matters are addressed through mitigation and compensation measures as part of the the environmental licensing process. However, since several of our projects predate the environmental licensing legislation, there are some ongoing discussions as to the need for additional measures. In addition, the sufficiency of certain mitigation and compensation measures as part of the environmental licensing proceedings are also under discussion, as well as the sufficiency of the Free, Prior and Informed Consent (“FPIC”) of the traditional communities. The process of FPIC, although enshrined in the Brazilian Constitution, is yet to be thoroughly regulated in Brazilian legislation, thus posing procedural uncertainty, potential risks and controversies to recent and future projects that were/are supposed to undertake FPIC with indigenous and traditional communities (i.e., when those stakeholders are estimated to be impacted). Non-compliance with any of the rules that regulate those issues, may result in financial and operational losses.

The failure to comply with these environmental laws and regulations can result in administrative and criminal penalties, irrespective of the recovery of damages or indemnification payments for irreversible damages in the context of civil proceedings. Administrative penalties may include summons, fines, temporary or permanent bans, the suspension of subsidies by public bodies and the temporary or permanent shutdown of commercial activities. With regard to criminal liability, individual transgressors are subject to the following criminal sanctions: (i) custodial sentence (imprisonment or confinement); (ii) temporary interdiction of rights; and (iii) fines. The sanctions imposed on legal entities are: (a) temporary interdiction of rights; (b) fines; and (c) rendering of services to the community. The penalties relating to the temporary interdiction of rights applicable to legal entities can correspond to the partial or total interruption of activities, the temporary shutdown of establishment, construction work or activity and the prohibition of contracting with governmental authorities and obtaining governmental subsidies, incentives or donations. In addition, the failure to comply with environmental laws and regulations can also cause damage to our reputation and image. See “Item 8.A. Consolidated Financial Statements and Other Information—Litigation” for further details about the environmental proceedings we are a party to. We and our subsidiaries are parties to administrative and judicial proceedings involving environmental matters. Any unfavorable decision in these proceedings may lead to financial penalties, as well as suspension or revocation of environmental licenses and/or activities which can cause us material adverse effects. We are aware that some of the environmental licenses were not obtained or timely renewed.

Further, the occurrence of environmental damage or failure to comply with environmental legislation or agency requirements may also represent a breach of certain covenants provided for in our financing agreements, which may cause the suspension of financing resources or the acceleration of any financing agreements that required compliance with these environmental requirements, which may materially affect us.

Given the nature of our generation and transmission activities, we are subject to risks related to human rights violations.

In performing our core activities, whether in the construction or operational phase, as well as in our administrative activities and partnerships with suppliers and other agents, we may be directly or indirectly connected to human rights violations due to factors such as: (i) logistical challenges involved in the monitoring and conduct of due diligence of our wide range of suppliers and partners; (ii) direct and indirect operations taking place in areas of political instability, socioeconomic vulnerability and lack of robust public policies for social security and human rights protections; (iii) projects (such as large hydroelectric dams) that may involve the delicate process of relocating local communities; (iv) interactions with vulnerable groups around our operations; and (v) corporate demographic profile and organizational culture that do not emphasize diversity and equality.

Moreover, our projects may directly and indirectly impact local communities, such as, for example, through housing displacement. They may also affect the economic outputs of the local communities, lead to the loss of cultural identity or increase demand for government services.

In 2020, our exposure to this risk was evidenced by the Government Pension Fund Global of Norway’s decision to disinvest in us by selling its shares due mainly to alleged human rights violations at Belo Monte hydropower plant, a joint venture in which we hold a 49.98% stake.

We may not be able to avoid certain financial and reputational impacts derived from indirect human rights violations. Acts or perceived violations of human rights could materially negatively impact our results of operations and financial condition.

Climate change can have significant impacts on our generation and transmission activities.

The effects of climate change, including the change in rainfall, flow and wind patterns, the increase in the frequency and intensity of extreme climate events, and regulatory changes can directly affect our generation and transmission activities, which can lead to financial impacts, loss of competitiveness, risk of divestment and reputational damage.

According to the 16th Global Risks Report published by the World Economic Forum in January 2021, risks related to climate change are considered the most concerning for the world in the next 10 years. The 2021 United Nations Climate Change Conference (COP26) in Glasgow brought together governments, businesses and civil society to discuss the climate agenda. The United Nations took a range of decisions in the collective effort to limit the rise in global temperature to 1.5 degrees Celsius. New financial pledges to support developing countries in achieving this goal were made. Additionally, new rules for international carbon trading mechanisms (Article 6) agreed upon at COP26 will support adaptation funding. New agreements for market mechanisms, essentially supporting the transfer of emission reductions between countries while also incentivizing the private sector to invest in climate-friendly solutions. This set of rules lays out how countries are held accountable for delivering their climate action promises and self-set targets under their Nationally Determined Contributions (NDCs).

Having this context in mind, the main risks to our business that we have identified with respect to climate change relate to the changes in rainfall, which may affect the water flow. These changes may adversely affect our costs and results of operations, including by raising the price of electricity as a result of long periods of drought. We may fail to effectively implement programs or have proper environmental, or sustainability certifications related to reducing our exposure to climate change, which may adversely affect our business and results of operations in the future. In addition, we may be required to expend significantly amounts to comply with these regulations.

Further, we do not have insurance coverage for some of these risks related to certain weather conditions or manmade or natural disasters.

If we fail to adapt or experience delays in adapting to this new global scenario, our operations and financial results may be adversely affected.

If we fail to address issues related to the health and safety at work of our employees and the facilities where we conduct our activities, we may be adversely affected.

Our operations are subject to comprehensive federal, state, and local health and safety legislation, the implementation of which is supervised by Brazilian Government agencies. The failure to comply with these laws and regulations can result in administrative and criminal penalties, irrespective of the recovery of damages or indemnification payments for irreversible damages in the context of civil and labor proceedings.

Considering the risks inherent in power generation and transmission in an electric power system that uses high voltage lines and equipment, which makes any accident by direct contact or proximity to energized systems possibly fatal or capable of serious injury, there is a real possibility of accidents if the technical and legal recommendations are not properly adopted by us, our employees and outsourced service providers.

Specifically, we are also required to meet a quota for people with disabilities, which ranges from 2% to 5% depending on the total number of employees, as well as to adapt our facilities to offer accessibility and reasonable accommodations for these employees. If we fail to fulfil the quota, fines will be applied by the competent authority, as per the Brazilian Law on the Inclusion of Persons with Disabilities (Law No. 13,146/2015).

In addition, since March 2020, the COVID-19 pandemic has greatly increased the risk to the health of employees of all companies.

The monitoring of the health of our employees was reinforced during this period through Occupational Health and Safety protocols to reduce the risk of spread of COVID-19. If these measures are not observed by all members or if the measures are not sufficient, the risk and the number of contaminated employees in the same operating unit may increase, our operations and financial results may be adversely affected.

We cannot predict on what terms the Itaipu Treaty will be revised, which may adversely affect the amounts of energy available in the Brazilian electricity sector.

The Itaipu Treaty between the governments of Brazil and Paraguay regulates the activities of the Itaipu hydroelectric plant. Annex C of the Itaipu Treaty, which regulates the financial arrangement of the plant, will be revised in 2023. Paraguay has signaled its intention to propose changes to the Itaipu Treaty, which could happen at the same time as the Annex C revision. The treaty provides that both countries have priority in purchasing the portion of energy produced and not consumed by the other party. The treaty also defines the payment of royalties, the payment of capital income, the cost of energy produced, and the conditions and amounts of energy to be transferred. Any changes to the amounts of energy to be sold to Brazil could adversely affect the amounts of energy available in the Brazilian electricity sector, which may adversely affect our operational results, as we are currently responsible for the commercialization of the portion of energy produced by Itaipu that belongs to Brazil, as well as of the surpluses assigned by Paraguay.

However, as part of our Proposed Privatization, Itaipu and its operations will be transferred to ENBPar. In addition, we will not continue to trade energy produced by Itaipu. See “Item 4.A. History and Development—Proposed Privatization” for further information about our Proposed Privatization.

If our Proposed Privatization is not consummated, Itaipu and its operations will not be transferred to ENBPar. In this scenario, we cannot guarantee on what terms the treaty will be renegotiated by the two governments and there is no certainty as to the terms of the sale of energy for the Brazilian market.

Risks Relating to our Shares and ADS

If you hold our preferred shares, you will have limited voting rights.

In accordance with the Brazilian Corporate Law and our bylaws, holders of the preferred shares, and, by extension, holders of the ADS representing them, are not entitled to vote at our shareholders’ meetings, except in very limited circumstances. This means, among other things, that a preferred shareholder is not entitled to vote on corporate transactions, including mergers or consolidations with other companies, and systems of the CVM. Our principal shareholder, who holds the majority of common shares with voting rights and controls us, is therefore able to approve corporate measures without the approval of holders of our preferred shares. The approval of such measures by our principal shareholder may prejudice corporate measures that are of importance to holders of our preferred shares and therefore materially adversely affect the trading price of such shares. Accordingly, an investment in our preferred shares is not suitable for you if voting rights are an important consideration in your investment decision.

Exercise of voting rights with respect to common and preferred shares involves additional procedural steps.

When holders of common shares are entitled to vote, and in the limited circumstances where the holders of preferred shares are able to vote, holders may exercise voting rights with respect to the shares represented by ADS only in accordance with the provisions of the deposit agreements relating to the ADS. There are no provisions under Brazilian law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the depositary bank with respect to the underlying shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, in addition to the legally mandated publication of notices in newspapers and on CVM’s system, holders of our shares will receive notice and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy or also voting at distance through a voting bulletin. ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreements, we will provide the notice to the depositary bank, which will in turn, as soon as practicably possible thereafter, mail to holders of ADS the notice of such meeting and a statement as to the way instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary bank how to vote their shares. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights will take longer for ADS holders than for holders of shares. ADS for which the depositary bank does not receive timely voting instructions will not be voted at any meeting.

If we issue new shares or our shareholders sell shares in the future, the market price of your ADS may be reduced.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the prevailing market price of our common and preferred shares and ADS by decreasing the shares’ value, such as the offering related to our Proposed Privatization. If we issue new shares or our existing shareholders sell their shares, the market price of our common and preferred shares, and of the ADS, may decrease significantly. Such issuances and sales also might make it more difficult for us to issue shares or ADS in the future at a time and a price that we deem appropriate and for you to sell your securities at or above the price you paid for them. Our controlling shareholder, the Brazilian Government, may decide to capitalize us for a variety of reasons therefore diluting existing shareholders and ADS holders.

Political, economic and social events as well as the perception of risk in Brazil and in other countries, including the United States, European Union and emerging countries, may affect the market prices for securities in Brazil, including our shares.

The Brazilian securities market is influenced by economic and market conditions in Brazil, as well as in other countries, including the United States, European Union and emerging countries, such as the conflict between Russia and Ukraine. Despite the significant different economic conjecture between these countries and Brazil, investors’ reactions to events in these countries may have a relevant adverse effect on the market value of Brazilian securities, especially those listed on the stock exchange. Crises in the United States, European Union or emerging countries may reduce investors’ interest in Brazilian companies, including us. For example, the prices of shares listed on the B3 have been historically affected by fluctuations of the American interest rate as well as the variations of the main indexes for North-American shares. Events in other countries and capital markets may adversely affect the market price of our shares to the extent that, in the future, it could difficult or prevent access to capital markets and investment financing on acceptable terms.

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADS.

You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies. The Brazilian Government imposed remittance restrictions for approximately three months in late 1989 and early 1990. Restrictions like these would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of our shares, as the case may be, from reais into U.S. dollars and the remittance of the U.S. dollars abroad. We cannot assure you that the Brazilian Government will not take similar measures in the future, including as a result of the ongoing military conflict between Russia and Ukraine.

Exchanging ADS for the underlying shares may have unfavorable consequences.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our shares underlying the ADS in Brazil, which permits the custodian to convert dividends and other distributions with respect to the shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADS and withdraw shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the shares unless you obtain your own electronic certificate of foreign capital registration, or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration, you would not be able to remit abroad non-Brazilian currency. In addition, if you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our shares.

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

You may not receive dividend payments if we incur net losses, or our net income does not reach certain levels.

Under Brazilian Corporate Law and our bylaws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net income for the preceding fiscal year, with holders of preferred shares having priority of payment. Our bylaws require us to prioritize payments to holders of our preferred shares of annual dividends equal to the lessor of 8% (in the case of our class “A” preferred shares subscribed up to June 23, 1969) and 6% (in the case of our class “B” preferred shares subscribed after June 24, 1969), calculated by reference to the capital stock portion of each type and class of stock.

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

Additionally, in accordance with the Brazilian Corporate Law, if we post net income for the year which is characterized, in whole or in part, as not having been financially unrealized, according to the parameters defined in this law, management may choose to create a reserve of unrealized profits. Any amounts remaining after absorption of losses will be distributed as a dividend when the profit which is subject to this retention is financially realized and such dividend payment will be added to any dividend payment made in the year in which such profit is realized.

You may not be able to exercise preemptive rights with respect to the preferred or common shares.

You may not be able to exercise the preemptive rights relating to the preferred or common shares underlying your ADS unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse and accordingly your ownership position relating to the preferred or common shares will be diluted.

We may need to raise additional funds in the future and may issue additional common shares, which may result in a dilution of your interest in our common shares underlying the ADSs. In addition, a dilution of your interest in our common shares underlying the ADSs may occur in the event of our merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.

We may have to raise additional funds (in order to finance, for example, capital expenditures and consideration due in connection with new concessions) in the future through private or public offerings of shares or other securities convertible into shares issued by us. The funds we raise through the public distribution of shares or securities converted into shares may be obtained with the exclusion of right of first refusal of our existing shareholders, including investors in our common shares underlying the ADSs, as provided by the Brazilian Corporate Law, which may dilute the interest of our then-existing investors. In addition, a dilution of your interest in our common shares underlying the ADSs may occur in the event of merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.

International judgments may not be enforceable when considering our directors or officers’ status of residency.

All our directors and officers named in this annual report reside in Brazil. We, our directors and officers and the members of our Audit and Risks Committee have not agreed to receive service in the United States. Substantially all of our and our director and officers’ assets are located in Brazil. As a result, it may not be possible to file service within the United States or other jurisdictions outside of Brazil to such persons, pledge their assets, or enforce decisions under civil liability or securities laws of the United States or the laws of other jurisdictions against them or us in the courts of the United States, or in the courts of other jurisdictions outside of Brazil.

Judgments of Brazilian courts with respect to our common shares may be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank of Brazil, in effect (1) on the date of actual payment, (2) on the date on which such judgment is rendered or (3) on the date on which collection or enforcement proceedings are commenced. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the common shares represented by ADRs.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares or ADS.

Law No. 10,833 of December 29, 2003, provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of withholding income tax on the gains arising from a disposition of our common or preferred shares by a non-resident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADS between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADS, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our ADS by a non-resident of Brazil to another non-resident of Brazil.

ITEM 4. INFORMATION ON THE COMPANY

Overview

Directly and through our subsidiaries, we are involved in the generation and transmission of electricity in Brazil. Our electricity distribution activities in Brazil were fully discontinued in 2019, as reflected in our consolidated financial statements as of and for the year ended December 31, 2019. As of December 31, 2021, we contributed, including our subsidiaries, SPEs and 50% of Itaipu to approximately 28% of the installed power generating capacity within Brazil. We share control of Itaipu but neither consolidate nor participate in their results. As of December 31, 2021, we operated generation and transmission activities in Brazil through five regional subsidiaries and 81 SPEs (including two outside of Brazil) and non-controlling interests in 25 companies. We also hold a majority interest in Eletropar, a company that holds minority interests in other Brazilian power companies. Through our subsidiaries, we are also responsible for approximately 40.6% of the installed transmission capacity above 230 kV in Brazil.

As of December 31, 2021, our revenues derive mainly from the generation and sale of electricity to distribution companies and free consumers, and the transmission of electricity on behalf of other electricity concessionaires. For the year ended December 31, 2021, we derived R$21.96 billion, and R$15.73 billion of our net operating revenues (before eliminations among our segments) from our electricity generation and transmission segments, respectively. For the year ended December 31, 2020, we derived R$18.71 billion, and R$10.44 billion of our net operating revenues (before eliminations among our segments) from our electricity generation and transmission segments, respectively. Until 2019, we were also involved in the distribution of energy, but as we have sold our distribution subsidiaries, this segment is now presented as discontinued operations. For the year ended December 31, 2021, our net revenues after taxes and charges among our segments were R$37.6 billion, compared to R$29.1 billion for the year ended December 31, 2020.

Our capital expenditures for fixed assets and intangible assets for the years ended December 31, 2021, 2020 and 2019 were R$2.7 billion, R$2.4 billion and R$2.0 billion, respectively.

A. History and Development

General

We were established on June 11, 1962 as a mixed capital company with limited liability and unlimited duration. We are subject to Brazilian Corporate Law.

Our executive offices are located at Rua da Quitanda 196, Centro, CEP 20091-005, Rio de Janeiro, RJ, Brazil. Our telephone number is + 55 21 2514 4637. Our legal name is Centrais Elétricas Brasileiras S.A. — Eletrobras and our commercial name is Eletrobras. Our investor relations website is www.eletrobras.com/ri.

Capital Expenditures

In the last three years, as set out in the table below, we invested an average of R$3,709 million per year in expansion, modernization, infrastructure and environmental quality. Over the same period, we invested 55% in our generation segment, 36% in our transmission segment and 9% in infrastructure and environmental quality. For further information see “Item 5B. Operating and Financial Review and Prospects–Liquidity and Reserves–Capital Expenditures” Our core business is the generation and transmission of energy, and we intend to invest in these segments in the upcoming years.

Generally, in our sector, companies are selected to construct new generation units and transmission lines through a tender process or they purchase interests in existing projects. Therefore, it is difficult to predict the precise amounts that we will invest in these segments going forward. We have invested R$1,863 million in the transmission segment through investments of our subsidiaries, which represented approximately 75% of our budget for 2021. Through our investments, we aim to modernize and automate the energy transmission system in Brazil. The lack of investments in the transmission segment in 2020-21 (including maintenance) was a result of the COVID-19 pandemic, which led to supplier delays, problems with labor due to preventive measures, and high exchange rates, impacting bids and the granting of environmental licenses. In addition, we made investments in our generation business, in particular in the Angra 3 nuclear power plant in the amount of R$240 million in 2021, representing 44% of the total budget for 2021 with respect to the resumption of construction works at the Angra 3 plant. We made these investments in Angra 3 through an AFAC at Eletronuclear.

EPE’s 10 Year Plan estimates that Brazil will have 208,907 km of transmission lines above 230 kV and 236 GW of installed generation capacity by 2031 compared to 175,273 km of transmission lines above 230 kV and 200 GW of installed generation capacity as of December 31, 2021.

In accordance with our business plan prepared in December 2021, from 2022 to 2026 we expect to invest R$48.3 billion, a 17.5% increase from the amount previously scheduled for 2021-2025.

Our capital expenditures for fixed assets and intangible assets for the years ended December 31, 2021, 2020 and 2019 were R$2.7 billion, R$2.4 billion and R$2.0 billion, respectively.

Proposed Privatization

Following the CPPI’s recommendation, our privatization process was included in the PPI, which is the Brazilian government’s Investment Partnership Program. The CPPI is the government entity that evaluates and recommends PPI projects to the president and advises on partnerships relating to PPI projects.

In February 2021, BNDES began to analyze the structure of our privatization process and propose certain changes to the Privatization Bill No. 5,877/2019.

The CPPI approved Resolution No. 167/2021, which relates to the qualification of the privatization process under the PPI and its inclusion in the PND. BNDES was designated to execute and oversee the privatization process.

In July 2021, the Eletrobras Privatization Law was published, and in October 2021, the CPPI established that our proposed privatization (the “Proposed Privatization”) would be structured as an increase of our capital stock through a public offering of common shares that would be purchased by Brazilian and international investors.

The Brazilian Government will waive its rights to purchase our new shares, thereby diluting its stake. The primary offering may also be accompanied by a secondary public offering of shares directly or indirectly held by the Brazilian Government. Accordingly, after our privatization, the Brazilian Government would no longer own a majority of our voting shares.

With respect to the secondary offering of shares, this is regulated by Decree No. 11,028 of April 1, 2022. The CPPI also held a meeting on April 25, 2022 to resolve, among other matters, the approval of the minimum price (“CPPI Meeting Minutes”).

Under the terms of Resolution CPPI 203, that was altered by Resolution CPPI 221/2021, the CPPI sets out that:

o	the Proposed Privatization must be implemented through a primary public offering of common shares issued by us (the “Primary Offering”) to occur in Brazil and globally (the “Global Offering”), in accordance with Brazilian, United States and other applicable regulations;
o	the number of common shares issued by us and subject of the Primary Offering must:
●	correspond to the smallest amount to be paid by us or our subsidiaries as a bonus for the granting of new electric power generation concession agreements, under the terms of the Eletrobras Privatization Law (“Concession Bonus”), which must be between R$22.1 billion and R$26.6 billion. The financial amount used to calculate the number of common shares may be changed subject to change by the CPPI due to the prevailing conditions in the Brazilian and global capital markets, and the reassessment of the need for inflow of funds into us for the execution of our business plan and capital adequacy (See “Item 4B. Information on the Company—Business Overview—Operational Process—Concessions” for a list of our concessions as of December 31, 2021.);
●	be determined, for the purposes of the Global Offering, based on the average closing price of our common shares in the fifteen days prior to the date of the preliminary prospectus supplement related to the Global Offering, including those represented by ADRs;
o	if the Primary Offering is not sufficient to dilute the direct and indirect interest of the Brazilian Government to, at most, 45%, the Global Offering will include a secondary public offering of common shares issued by us and held by BNDES and BNDES Participações S.A (the “Secondary Offering”);

o	the number of common shares offered in a Secondary Offering must, together with the number of common shares issued by us in the Primary Offering, be sufficient to reduce the direct and indirect interest of the Brazilian Government in our voting capital to at most 45%;
o	the number of common shares issued by us initially offered within the scope of the Global Offering may be increased by:
●	additional common shares issued by us corresponding to up to 20% of the number of common shares issued by us in the Global Offering, pursuant to article 14, paragraph 2, of the Securities Commission Instruction No. 400 of December 29, 2003, as amended, to meet any excess demand (the “Additional Allotment”); and
●	a supplementary allotment of common shares corresponding to up to 15% of the number of common shares issued by us in the Global Offering, pursuant to article 24 of CVM Instruction No. 400, for price stabilization of the common shares we issued in the Global Offering (the “Stabilization Activities”) (the “Overallotment Option”);
o	the common shares under the Additional Allotment and the Overallotment Option may be issued by us and/or by the selling shareholders;
o	the Stabilization Activities must take place for 30 days from the start date of trading of the common shares issued in the Global Offering;
o	certain Brazilian governmental entities or funds in which the government holds, directly or indirectly, the majority of shares, as well as any federal entities may not purchase shares in the Global Offering;
o	the Brazilian portion of the Global Offering must include priority offerings to our shareholders, our and our subsidiaries’ employees and retirees (except the employees and retirees of Itaipu and Eletronuclear), a retail offering and an institutional offering;
o	the allocation of common shares distributed in the Global Offering must adhere to the criteria set out by the CPPI. Both the CPPI and the coordinators of the Global Offering will determine how our common shares will be allocated to investors as well as the pricing of the shares (which will need to be agreed with us and any selling shareholders);
o	we and coordinators of the Global Offering will set the minimum price per share of the Global Offering (the “Minimum Price”), which may not be lower than the average of the independent valuations contracted by BNDES. The Minimum Price must be approved by CPPI;
o	after completion of the process of collecting investment intentions to be conducted by the coordinators of the Global Offering (the “Bookbuilding Procedure”), the coordinators of the Global Offering must submit a proposal to us, the CPPI and any selling shareholders with the final value per share for the Global Offering (the “Price per Share”), which must have as parameters the market price of the common shares and the indications of interest based on the quality and quantity of the demand (by volume and price) for the common shares issued by us and subject to the Global Offering as part of the Bookbuilding Procedure, avoiding any unjustified dilution of our shareholders; and
o	if the Price per Share is lower than the Minimum Price, the Global Offering will be cancelled.

On February 15, 2022, the TCU approved, within the scope of the case TC 008.845/2018-2, the assessment of the calculation of the value added to the new power generation concession agreements, pursuant to the provisions of Eletrobras Privatization Law, and the resulting determination of the value the concessions. In addition, on February 22, 2022, our shareholders approved, among other matters, our capital increase with respect to our privatization. On March 17, 2022, ANEEL approved the change in control of Eletronuclear and Itaipu and the change on Eletronuclear’s bylaws.

The legality, legitimacy and economics of the Proposed Privatization is still subject to approval by TCU. The Minimum Price is still subject to approval by CPPI. Also, the change of indirect control of Furnas and CGT Eletrosul that will result from the Proposed Privatization is still pending approval by the National Agency of Telecommunications (Anatel).

The Proposed Privatization is still conditioned on further approvals, as well as market conditions that will allow for the dilution of the Brazilian government’s stake to at most 45% of our voting shares.

Conditions for the Proposed Privatization

According to the Eletrobras Privatization Law and Resolutions CPPI No. 203 and 221, the Proposed Privatization is subject to the following events:

o	Corporate Restructuring:
●	the approval, by our shareholders, of the corporate restructuring to maintain the Brazilian Government’s direct or indirect control of Itaipu and Eletronuclear, as well as transfer of the management of government programs. The approval took place at the general meeting held on February 22, 2022. See “⸻Corporate Restructuring” for more information on those restructurings;
o	New Concession Agreements:
●	approval, by our shareholders, of the new power generation concession agreements under the terms of the Eletrobras Privatization Law, which amended the exploration regulations for independent production, under Law No. 9,074/1995, including the conditions for extinguishing the grants, expropriation of facilities and indemnities; and
●	the granting of new electricity generation concessions for (i) the Concession Agreement No. 004/2004-ANEEL-Furnas, entered into between the Brazilian Government and Furnas, in relation to Mascarenhas de Moraes hydroelectric plant; and (ii) the Concession Agreement No. 007/2004-ANEEL-Eletronorte, entered into between the Brazilian Government and Eletronorte, in relation to the Tucuruí and Curuá-Una hydroelectric plants. The execution of the agreements is expected to occur after the Global Offering Settlement Date. See “⸻ New Concession Agreements” for a further discussion about these new concession agreements;
o	Amendment to our Bylaws:
●	approval, by our shareholders, of the amendment to our bylaws pursuant to the Eletrobras Privatization Law and CPPI Resolution 203. The approval and amendment took place at the general meeting held on February 22, 2022. See “⸻ Amendment to our Bylaws” for more information on these amendments;
o	Cepel:
●	approval, by our shareholders, of the continued payment of membership contributions to Cepel, for six years from the settlement date of the Global Offering (“Global Offering Settlement Date”). The approval took place at the general meeting held on February 22, 2022;
o	Programs for the Revitalization of Water Resources and Structural Reduction of Power Generation Costs:
●	Approval by our shareholders of (and assumption of secondary liability for) our projects to revitalize water resources and reduce power generation costs. The approval took place at the general meeting held on February 22, 2022.

Corporate Restructuring

ENBPar was created by Decree No. 10,791, of September 10, 2021, to maintain the Brazilian Government’s control over Eletronuclear’s thermonuclear plants (Angra 1, Angra 2, and Angra 3), and to maintain the ownership of the capital stock and acquisition of Itaipu’s electricity services in order to comply with the provisions of the Itaipu Treaty. In addition, ENBPar will be responsible to for the management of the Proinfa program, the Procel Account, the contracts relating to the RGR resources, the “Mais Luz para a Amazonia” and “Luz para Todos” programs, and the BUSA program.

In accordance with the Eletrobras Privatization Law and Resolutions CPPI No. 203 and 221, the corporate restructuring of Itaipu and Eletronuclear must be implemented as follows:

Itaipu:

o	execution of an agreement to transfer the equity interest held by us in Itaipu to ENBPar, for R$1.2 billion (the “Itaipu Transfer Agreement”):
●	the R$1.2 billion shall be paid considering (i) R$1,082 million over 240 months and (ii) R$129 million in 36 monthly installments unless this amount is reduced by any income on Itaipu’s capital for the year ended December 31, 2021;
●	the consideration will be adjusted to reflect changes in the real relative to the U.S. dollar;
●	the Itaipu Transfer Agreement must include the price correction and remuneration mechanisms provided for in the Itaipu Treaty;
●	the Itaipu transfer agreement must allow advance payment, at any time, by ENBPar of the 2021 Price and Capital Income balance; and
●	the Itaipu Transfer Agreement contemplates that we may provide advice to ENBPar on the energy generation operations of Itaipu on behalf of ENBPar for up to six months and for consideration to be agreed.

Eletronuclear:

o	investment of R$1.4 billion in Eletronuclear through advances for future capital increases, which were made on December 30, 2021 (“AFACs”);
o	Eletronuclear must issue additional shares, some of which we must purchase. As a result, we will own 68% of the equity capital of Eletronuclear for consideration of R$6.2 billion, R$2.7 billion of which will be paid by credits against dividends owed to us, R$3.5 billion of which will be paid by the capitalization of AFACs, and the remainder will be paid in cash;
o	in addition, we will assign to ENBPar the preemptive rights conferred by 141,916,224,437 Eletronuclear Common Shares, corresponding to a total aggregate value of R$3.5 billion (“Preemptive Right”);
o	the exercise, by ENBPar, of the Preemptive Right, the payment of which must occur on the Global Offering Settlement Date in Brazilian reais;
o	the distribution, by Eletronuclear, of the minimum dividends attributed to the preferred shares issued by us, accumulated through the date of the Amendment to the Eletronuclear Bylaws (as defined below), of R$2.7 billion, and adjusted in accordance with the SELIC rate;
o	the amendment of Eletronuclear’s bylaws to:
●	modify the rights of preferred shares issued by Eletronuclear to extinguish the right to cumulative minimum dividends and the right to vote in resolutions related to the amendment of Eletronuclear’s bylaws, giving priority to capital reimbursement;
●	modify the rights of common shares issued by Eletronuclear to extinguish the right to differentiated dividends;
●	authorize the payment of dividends to the holders of preferred shares issued by Eletronuclear entitled to cumulative dividends of the Capital Reserve account, pursuant to article 17, paragraph 6, of the Brazilian Corporate Law;
●	create a committee to analyze the Angra 3 thermonuclear plant and discuss and oversee the steps necessary for it to become operational;
●	affect changes to the composition and organization of Eletronuclear’s executive board in order to facilitate Angra 3’s entry into operation; and

●	establish the refund amount in the event of the exercise of the right of withdrawal to provide that such amount must correspond to the greater of the equity value and the economic value of the respective equity interest, determined in independent appraisal;
o	approval by Eletronuclear’s general meeting of a program for the optional conversion of its common shares into preferred shares, at a 1:1 ratio, subject to the limits established under the Brazilian Corporate Law;
o	we agreed to convert as many of our Eletronuclear common shares into preferred shares as possible, subject to the legal limitations;
o	entering into the Eletronuclear Investment Agreement with ENBPar to:
●	participate in obtaining new financing for Angra 3, through the granting of corporate guarantees and loans to Eletronuclear, in the amounts necessary for Angra 3 to become operational, in proportion to their participation in the voting capital of Eletronuclear;
●	in the total volume necessary for conclusion of NPP Angra 3, the existing guarantees, loans and contractual obligations will be maintained; and
●	subscribe for new Eletronuclear shares in proportion to their participation in the voting capital of Eletronuclear, as further described in “— Eletronuclear Investment Agreement;”
o	entering into a shareholders’ agreement with ENBPar for the governance of Eletronuclear, which provides the rights of the shareholder to appointment the members of Eletronuclear’s management “ —Shareholders’ Agreement;”
o	continue to manage for a transitional period of up to one year (i) the commercialization contracts within the scope of Proinfa; (ii) the management of the Procel Account; (iii) the financing contracts that use RGR resources; (iv) the “Mais Luz para a Amazônia” and “Luz para Todos” programs; and (v) administration of certain other Brazilian Government assets;
o	agree with ENBPar on the operational transition of the program management through the transitional period; and
o	our transfer to Eletronuclear of the ownership of shares in the Decommissioning Fund of the Angra 1 and Angra 2 plants, as provided for in CNPE Resolution 8, of September 17, 2002, whose transfer value is considered equivalent to, and will be offset against, the credit that Eletronuclear has against us due to the transfer by Eletronuclear to us of the amounts contributed to the Decommissioning Fund of the Angra 1 and Angra 2 plants; and
o	compliance by us with the conditions set forth in Resolutions CNPE 15 and 30 relating to the New Concession Agreements.

Below is a description of the main aspects related to (i) Proinfa; (ii) the Itaipu Transfer Agreement; (iii) the Eletronuclear Investment Agreement; (iv) the Eletronuclear Shareholders’ Agreement; (v) the Procel Account; (vi) RGR; (vii) the “Mais Luz para a Amazônia” and “Luz para Todos” programs; (viii) Brazilian Government assets provided for in Decree-Law No. 1,383, of December 26, 1974; (ix) the Transition Agreement; and (x) the Decommissioning Fund of the Angra 1 and Angra 2 plants.

Itaipu Transfer Agreement

Pursuant to the draft of the Agreement for the Transfer of Equity Interest in Itaipu and Other Covenants (the “Itaipu Transfer Agreement”), as approved by our extraordinary general meeting held on February 22, 2022, we will transfer all of our equity interest in Itaipu’s capital stock to ENBPar. Upon the closing of the Global Offering in accordance with the CPPI’s requirements, the equity interest will automatically be transferred from us to ENBPar (the “Effective Transfer of Itaipu”). The price to be paid by ENBPar to us for the acquisition of the equity interest is R$1.2 billion, equivalent to US$233.3 million, on December 31, 2020 (“Itaipu Transfer Price”), subdivided into the following components:

●	“Principal” of R$1.1 billion, equivalent to US$208.3 million, considering the exchange rate of the real to the U.S. dollar of R$5.1967 on December 31, 2020, which will be adjusted using certain Brazilian Inflation index; and
●	“2021 Remuneration” of R$129.9 million, equivalent to US$25.0 million, considering the exchange rate of the real to the U.S. Dollar of R$5.1967 on December 31, 2020, which will be adjusted using certain Brazilian Inflation index.

The Principal and the 2021 Remuneration will be calculated pursuant to the formula provided for in the Itaipu Transfer Agreement based on the PTAX variation and at an interest rate of 0.3885473% per month.

As a guarantee of payment by ENBPar of the Itaipu Transfer Price, all amounts owed by Itaipu to ENBPar as remuneration for the paid-in capital will be deposited in an escrow account. By the Effective Transfer of Itaipu, we will submit a detailed transition plan for approval by ENBPar. The Brazilian management of Itaipu and the commercialization of the electric energy produced by Itaipu for Brazil will be immediately transferred to ENBPar from the Effective Transfer of Itaipu.

We will provide financial, commercial, regulatory, administrative and operational assistance to ENBPar during the management transition, for up to six months. We will receive renumeration for the transitional services in the amount of R$2.85 million.

The Itaipu Agreement will automatically terminate if the Global Offering does not close by December 31, 2022.

Eletronuclear Investment Agreement

Pursuant to the draft Investment Agreement and Other Covenants (the “Eletronuclear Investment Agreement”), as approved by our extraordinary general meeting held on February 22, 2022, we and ENBPar agree to implement the following items:

o	once all conditions have been met,
●	we must purchase the 166,379,229,331 Eletronuclear Common Shares and 86,326,103,046 Eletronuclear Preferred Shares for a total amount of R$6.2 billion, as follows:
●	we will pay R$2.7 billion using the credits against Eletronuclear related to the Accumulated Priority Dividends;
●	we will pay R$3.5 billion through the capitalization of AFACs; and
●	we will pay the remainder in cash.
●	ENBPar will purchase 141,916,224,437 Eletronuclear Common Shares for a total amount of R$3.5 billion;
●	Eletronuclear will carry out the conversion of the common shares issued by Eletronuclear owned by us into preferred shares issued by Eletronuclear under the Optional Share Conversion Program, as approved by the extraordinary general meeting of Eletronuclear held on March 23, 2022, pursuant to our agreement to participate in the Optional Share Conversion Program, as approved at our extraordinary general meeting held on February 22, 2022;
●	we and ENBPar will work to ensure the completion of the construction of the Angra 3 plant through capitalization and loan financings, in proportion to each shareholders participation as set forth in the Shareholders Agreement, in proportion to each participation in the voting capital of Eletronuclear. BNDES will determine the necessary amount of financings for the completion of the project. Accordingly, we and ENBPar will (i) cause Eletronuclear to issue new shares to capitalize Eletronuclear; and (ii) cause Eletronuclear’s board of directors to submit financing proposals for approval by COANGRA;
●	with respect to the commitment to capitalize Eletronuclear, we and ENBPar undertake to:
●	cause, within 120 days of the later of the conclusion of the BNDES analyses or the Global Offering, Eletronuclear to hold a general shareholders’ meeting to approve an increase in its share capital in accordance with the BNDES analyses;
●	approve this capital increase, provided that the number of shares to be issued must (i) reflect the proportion applicable to Eletronuclear between common and preferred shares; and (ii) be issued at the issue price to be defined by the CPPI, adjusted at the rate of 11.23% per year in nominal terms, between April 30, 2022 and the last business day of the respective subscription month;
●	subscribe for these shares, proportionally to their respective holdings in Eletronuclear’s voting capital;

o	with respect to the commitment to the new financing, each proposal to be prepared by Eletronuclear’s executive committee must contemplate the most favorable financing conditions, as provided for in the BNDES analysis, as well as in the market research, considering the following financing options: (i) financing obtained directly by Eletronuclear, with corporate guarantees from ENBPar and/or us (“Guaranteed Financing”); (ii) financing granted by ENBPar and/or us through loans to Eletronuclear (“Transfer Financing”); or (iii) mixed structure of Guaranteed Financing and Transfer Financing. In any case, the amounts of participation of the parties in the financing will be proportional to the participation of the parties in the voting capital of Eletronuclear. The total amounts of participation in the financing must be calculated as set forth below:
●	the portion owed by each of ENBPar and us must be proportional to the participation in Eletronuclear’s voting capital (disregarding any other shareholders);
●	the calculation will not include in the installment due by ENBPar and us, any guarantees, loans and support commitments granted in the scope of financing to Eletronuclear by us and/or ENBPar prior to the execution of the Eletronuclear Investment Agreement;
●	we and ENBPar undertake to maintain all guarantees, loans and support commitments granted within the scope of financing to Eletronuclear prior to the execution of the Eletronuclear Investment Agreement; and
●	the settlement of a Guaranteed Financing or Transfer Financing by Eletronuclear or a reduction, for any reason, in the value of the guarantees granted will not be considered for purposes of calculating the balance of the installment due by ENBPar and us. After providing the installment due by each of ENBPar and us, neither party will be obliged to participate in any further Guaranteed Financing or Transfer Financing.
o	if a financing proposal to be prepared by Eletronuclear’s executive committee provides for a guarantee from the Brazilian Government, ENBPar undertakes to request the granting of that guarantee. In this case, its participation in the financing must be through the Transfer Financing model, with a personal guarantee from the Brazilian Government. If the Brazilian Government does not grant the requested guarantee, we and ENBPar will cause Eletronuclear to adopt the necessary measures so that a new proposal does not require that type of guarantee. If this new proposal is not obtained and such failure affects the construction schedule of the Angra 3 Plant, we and ENBPar will cause Eletronuclear’s management to present to Eletronuclear’s shareholders the implications of the lack of this financing and propose measures to be adopted by Eletronuclear, including calling a general meeting of shareholders to approve these proposals;
o	in the event Eletronuclear has insufficient cash to meet its financial obligations related to a Guaranteed Financing, Transfer Financing or other obligations, after it attempts to renegotiate with creditors, if a default is unavoidable, Eletronuclear will pay its obligations in order to maintain the proportions of the participation in the financing in relation to the voting capital held by ENBPar and us;
o	the obligations assumed by us in the Shareholder Support Agreement, entered into in 2014, between Eletronuclear and us, within the scope of financing obtained from Caixa Econômica Federal, will be maintained. Thus, we remain obligated to provide funds in the form of a capital increase in the event of Eletronuclear is unable to pay the amounts owed under that financing agreement. If this capitalization obligation results in the loss of control by ENBPar of Eletronuclear, other contributions will be made that allow for the settlement of the Shareholder Support Agreement without the issuance of additional common shares; and
o	we and ENBPar may agree in advance on fundraising for new projects, thermonuclear plants and new projects established by law and Eletronuclear’s bylaws, though there is no obligation to do so, subject to the Eletronuclear Investment Agreement.

The performance of the Eletronuclear–Eletrobras Payment, Eletronuclear–ENBPar Payment, Payment of Accumulated Priority Dividends and Optional Share Conversion Acts and the validity of the obligations to obtain the necessary resources for the feasibility of the construction of the Angra 3 plant are conditioned on:

o	our performance of our obligations under Eletronuclear’s AFACs;
o	Eletronuclear issuing Common Shares and Preferred Shares, in an aggregate amount of R$9.7 billion. Of the total value of the Eletronuclear Common Shares and Preferred Shares Issue, R$2.7 billion will be allocated to the formation of the Capital Reserve and the remainder to the capital account;

o	Eletronuclear having declared the Minimum Accumulated Dividends;
o	Eletronuclear having amended its Bylaws;
o	us having subscribed for 166,379,229,311 Eletronuclear Common Shares and 86,326,103,046 Eletronuclear Preferred Shares;
o	our having granted to ENBPar the Preemptive Rights conferred by our Eletronuclear shares;
o	our having agreed to the Optional Share Conversion Program;
o	our and ENBPar having entered into the Eletronuclear Shareholders’ Agreement and Transition Agreement;
o	our having transferred to Eletronuclear the ownership of the shares of the Decommissioning Fund of the Angra 1 and Angra 2 plants, as provided for in CNPE Resolution No. 8, of September 17, 2002;
o	the settlement of the Global Offering having occurred in accordance with the conditions approved by the CPPI; and
o	we and Eletronuclear not having taken actions prior to the Global Offering Settlement Date that substantially alter Eletronuclear’s economic and financial situation and/or compromise the execution of any steps described in the Eletronuclear Investment Agreement, which may alternate or make it impossible to perform.

Eletronuclear Shareholders’ Agreement

The draft Eletronuclear Shareholders’ Agreement, as approved by our extraordinary general meeting held on February 22, 2022, has a term of 50 years, and if our Proposed Privatization is consummated it will have a term of 50 years with automatic renewal for successive periods if no party presented a notice of termination at least six months prior to its expiration date. In addition, it will automatically terminate in the event we cease to hold a majority of the total capital stock of Eletronuclear.

Pursuant to the Eletronuclear Shareholders’ Agreement:

o	any shares issued by Eletronuclear held, or that may come to be held, by the parties to the shareholders’ agreement, including, without limitation, shares any of the parties subscribe for, purchase, receive as dividends, share splits, mergers, other corporate restructurings received upon exchange or conversion arising out of preemptive or priority rights, warrants, securities or bonus awards (the “Shares”) are subject to the terms and conditions of the Eletronuclear Shareholders’ Agreement;
o	neither we nor ENBPar can enter into another shareholders’ agreement that (i) directly or indirectly binds the Shares; (ii) governs the voting rights of ENBPar and us; or (iii) is contradictory or incompatible with the provisions of the Eletronuclear Shareholders’ Agreement;
o	we and ENBPar undertake to exercise our voting rights with respect to Eletronuclear shareholders’ meetings so (i) that the board of directors consists of seven effective members; (ii) that ENBPar appoints the majority of the board of directors’ members; (iii) that we must appoint one member of the board of directors, unless a greater number is obtained by the adoption of an election by multiple voting; (iv) that the representative of the employees of Eletronuclear will appoint one member of the board of directors; (v) to create and maintain, during the term of the Eletronuclear Shareholders’ Agreement, the positions of chief executive officer, chief financial officer and chief technical officer of the Angra 3 plant, provided that (a) the position of chief financial officer must be held by a person appointed by us; and (b) the position of chief technical officer of Angra 3 will be responsible for coordinating the support activities for the conclusion of the services contracted with BNDES and for contracting the engineering, financing and project management services necessary to conclude the Angra 3 plant and that will be terminated after the start of operations of the Angra 3 plant;
o	we and ENBPar will adopt measures to segregate the current Audit and Risk Committee in two independent committees, the Eletronuclear Audit Committee and the Eletronuclear Risk Committee. The responsibilities of the Audit Committee and the Risk Committee will be defined by Eletronuclear’s board of directors with each of the committees to be composed of five members that will be chosen by Eletronuclear’s board of directors;

o	we and ENBPar undertake to make Eletronuclear’s board of directors establish and maintain COANGRA until the start of the commercial operation of the Angra 3 plant;
o	we and ENBPar undertake not to create any liens on the shares, provided that the transfer of Shares by ENBPar or us will be conditioned on (i) the formal and unrestricted agreement of the transferee to the Eletronuclear Shareholders’ Agreement; and (ii) the consent and authorizations of the governmental entities required as a result of the transfer; and
o	in the event that we receive a proposal from any third party to acquire any of the shares we hold and that are bound by the Eletronuclear Shareholders’ Agreement, ENBPar will have the preemptive right to acquire all (and not less than all) of the shares covered by the proposal, at the same price and on the same terms and conditions. Accordingly, the payment term by ENBPar for the shares offered will be at least 120 days.

Proinfa

Pursuant to Law No. 10,438, of April 26, 2002, as amended (“Law No. 10,438”), Proinfa promotes the diversification of the Brazilian energy portfolio by increasing the participation of wind-based projects, small hydroelectric plants and biomass projects. Through this, Proinfa aims to increase the share of electricity produced by independent producers and is designed based on wind sources, small hydroelectric plants and biomass, in the Interconnected Power System. Pursuant to article 3, item I, of Law No. 10,438, we are responsible for managing the contracts for the commercialization of electricity generated by the projects contracted by Proinfa. Accordingly, we must represent the generation companies before the CCEE for the purposes of settlement and clearing of purchase and sale operations as well as to pass on the payment to generators for the energy sold within the scope of Proinfa.

Pursuant to Resolution CPPI No. 203, we must continue to manage the contracts for the sale of electricity generated by the projects contracted by Proinfa for up to one year from the Global Offering Settlement Date or, if earlier, the date on which the contracts are definitively transferred to the management of ENBPar under the Transition Agreement. See “⸻Transition Agreement” for more information on the Transition Agreement.

Procel Account

According to the Interministerial Ordinance No. 1,877 (1985), the National Program of Electric Energy Conservation (“Procel”) was created as a government program to promote energy efficiency initiatives in several areas, including equipment, buildings, public lightning, industries and commerce. Under Law No. 9,991 (2000), as amended, we administer the Procel account and apply the funds deposited in the Procel account to implement the initiatives approved by Procel’s managing committee.

Under the terms of CPPI Resolution No. 203, we will continue to manage the Procel account for up to one year from the Global Offering Settlement Date or, if earlier, when we transfer our management role of the account to ENBPar under the terms of the Transition Agreement.

See “– Transition Agreement” for more information about management of the Procel account.

RGR

Originally created by Decree No. 41,019 (1957), and later regulated by Law No. 5,655 (1971), as amended, the RGR fund consists of resources collected through sectorial charges paid by the public electric service concessionaires. Its purpose is to provide resources for the reversion, transfer, expansion, and improvement of the public electric energy services. The funds are deposited in an account that, until the enactment of Law No. 13,360 (2016), was managed by us and, after its publication, has been managed by CCEE. We are responsible for managing the financing contracts that use RGR resources, entered into with the concessionaires prior to November 17, 2016, and must supervise the compliance of the obligations of the respective debtors under these financing contracts.

Under CPPI Resolution No. 203, we manage financing agreements for up to one year from the Global Offering Settlement Date or, if earlier, when we transfer the management of the account to ENBPar under the terms of the Transition Agreement. See “–Transition Agreement” for more information about the Transition Agreement.

According to paragraph 3 of article 3 of Law No. 14,182, even after one year from the Global Offering Settlement Date, we will restructure the RGR Fund debt and resources, according to article 21-A of Law No. 12,783 of January 11, 2013.

“Mais Luz para a Amazônia”

According to Decree No. 10,221 of February 5, 2020, the government program “Mais Luz para a Amazônia” aims to provide electric energy services to the remote regions of the Amazon in Brazil. Under MME Ordinance No. 86 (2020), we manage the “Mais Luz para a Amazônia” program and carry out the technical and budgetary analysis of the program, the execution of operationalization contracts with the distributors executing the program, and the inspection of the works, among others.

Under the terms of CPPI Resolution No. 203, we will manage the “Mais Luz para a Amazônia” program for up to one year from the Global Offering Settlement Date or, if earlier, until the management of the program is definitively transferred to ENBPar under the terms of the Transition Agreement, whichever occurs first. See “–Transition Agreement” for more information about the Transition Agreement.

“Luz para Todos”

Decree No. 4,873 (2003) created the “Luz para Todos” program to provide electricity to rural portions of Brazil that do not have access to electricity service. Under the decree, we manage the “Luz para Todos” program and enter into contracts with the distributors that execute the program, analyze the budget and technical aspects of the program and manage the contracts entered into, providing information to support the release of funds and overseeing the application of those funds.

Under the terms of CPPI Resolution No. 203, we will manage the “Luz para Todos” program for up to one year from the Global Offering Settlement Date or, if earlier, when we transfer the management of the program to ENBPar under the terms of the Transition Agreement. See “– Transition Agreement” for more information about the Transition Agreement. Under the terms of CPPI Resolution No. 203 and MME’s Normative Order No. 556/2021, we will transfer the management of the “Luz para Todos” program to ENBPar. This transfer should occur twelve months from the Global Offering Settlement Date or, if earlier, when we transfer the management of the program under the terms of the Transition Agreement. See “– Transition Agreement” for more information about the Transition Agreement.

Government property under Decree-Law No. 1,383 of December 26, 1974

Pursuant to Law No. 5,655 (1971), as amended, we administer the assets and facilities controlled and expropriated by the Brazilian Government with RGR Fund resources (“BUSA”), which will be integrated as assets of the Brazilian Government for use as part of the public electric energy service. We are responsible for the registration, conservation and operation of the BUSA assets, as well as for the execution of agreements with state concessionaires to authorize their use of those assets.

Under CPPI Resolution No. 203, we will manage the BUSA assets for up to one year from the Global Offering Settlement Date or, if earlier, when we transfer the management of the BUSA assets to ENBPar under the terms of the Transition Agreement. See section “– Transition Agreement” for more information about the Transition Agreement.

Transition Agreement

The draft Transition and Transfer of Management Agreement for the Sector Programs and BUSA, which was approved at our extraordinary general shareholders’ meeting on February 22, 2022, sets out the rules for the transfer of the management by us to ENBPar, of the Proinfa program, the Procel Account, the contracts relating to the RGR resources, the “Mais Luz para a Amazonia” and “Luz para Todos” programs, and the BUSA program.

The transition agreement will remain in effect until (i) the transfer of the management of all programs, contracts and assets to ENBPar, upon execution of the Certificate of Transfer; or (ii) one year from the Global Offering Settlement Date, if earlier.

Effective Completion of the Transfer will occur when:

o	we and ENBPar have complied with the respective requirements in the transition plan for each of the programs, contracts and assets, and ENBPar is managing those obligations;
o	we and ENBPar have entered into the assignment and/or amendment to replace us with respect to each transition plan;
o	we have transferred all the information, data and documents listed in each transition plan;

o	we have trained ENBPar’s personnel in accordance with each transition plan;
o	ENBPar has hired an independent assurance service to provide accounting and financial services for programs, contracts and assets; and
o	we and ENBPar have entered into the transfer certificate and ENBPar assumes any rights and obligations related to the programs, contracts and assets.

According to the transition agreement:

o	we will prepare a specific transition plan for each of the programs, contracts and assets and will deliver them within 30 days from the Global Offering Settlement Date;
o	we will remain responsible for our obligations related to the programs, contracts and assets, as well as for the cost of managing them during the transitional period;
o	we will provide free advisory and support services for the full assumption by ENBPar of each of the Programs, Contracts and Assets;
o	within five business days of the start of the transitional period, we and ENBPar will appoint two representatives and two alternate representatives to a transition committee, which will monitor and ensure the progress of the transition. In addition, its decisions will be made by consensus, with any disagreements to be settled by agreement between ENBPar and us;
o	we and ENBPar, must establish its own working group for the transition, and these groups must jointly prepare a monthly report on the progress of the transition activities and submit it to the transition committee;
o	at least four months prior to the end of the transitional period, we and ENBPar will notify the Brazilian Government of the status of the transfer of management and the measures that they must take to complete the transfer of management;

As of the date of this annual report, it is unclear when ENBPar will assume the management of the government programs or if it will have sufficient resources to manage them. See “Risk Factors—Risk Relating to our Privatization-As a condition precedent to our Proposed Privatization, we will need to conduct a corporate reorganization” for further information regarding the risks related to this transition.

Decommissioning Fund of the Angra 1 and Angra 2 Plants

In accordance with CNPE Resolution No. 8 (2002), a Decommissioning Fund for the Angra 1 and Angra 2 plants was created in November 2003. We are the sole owner and must contribute to the decommissioning fund at a rate based on the electricity tariff applicable to Eletronuclear, as established by ANEEL.

Pursuant to CPPI Resolution No. 203, we will transfer our obligations to the Decommissioning Fund of the Angra 1 and Angra 2 plants to Eletronuclear on the Global Offering Settlement Date.

New Concession Agreements

Our Proposed Privatization is conditioned on the approval by our general shareholders’ meeting of the new electric energy generation concession agreements to replace the concession agreements under article 2 of Law No. 14,182 in effect since July 13, 2021 (the date of publication of the Eletrobras Privatization Law) as well as new concession awards for Eletronorte’s Concession Agreement No. 007/2004-ANEEL-Eletronorte; and (b) Furnas’ Concession Agreement No. 004/2004-ANEEL-Furnas for the Mascarenhas de Moraes hydroelectric plant.

New concession agreements (“New Concession Agreements”) will be awarded for the concessions of the following 22 hydro plants indirectly controlled by us, pursuant to articles 1 and 2 of Law No. 14.182, including (a) the Mascarenhas de Moraes, Furnas, Luis Carlos Barreto (Estreito), Porto Colômbia, Marimbondo, Funil-RJ, Corumbá I and Itumbiara plants owned by Furnas; (b) the Tucuruí, Coaracy Nunes and Curuá-Uma owned by Eletronorte; and (c) the Apolônio Sales (Moxotó), Sobradinho, Funil, Pedra, Paulo

Afonso I, Paulo Afonso II, Paulo Afonso III, Paulo Afonso IV, Luiz Gonzaga (Itaparica), Boa Esperança (Castelo Branco) and Xingó plants, owned by Chesf.

Under the Eletrobras Privatization Law and the CNPE Resolutions No. 15 and 30, the New Concession Agreements are conditioned on the satisfaction of the following conditions:

o	the payment, by us or our subsidiaries, to the CDE Account, of 50% of the value added by the New Concession Agreements, or R$32.1 billion, in 26 annual installments, the first of which, in the amount of R$5.0 billion, will be due within 30 days from the date of the New Concession Agreements, and the remaining payments in April of each year, in amounts ranging from R$574.6 million to R$2.9 million, through 2047;
o	the payment, by us or our subsidiaries, of 50% of the value added as a bonus for the New Concession Agreements, net of the Amounts for Deduction (as defined below). In accordance with CNPE Resolutions No. 15 and 30, the bonus amount corresponds to R$25.4 billion, as adjusted by the SELIC rate from January 1, 2022 until the date of payment, and paid within 30 days from the date of execution of the New Concession Agreements;
o	the change of the exploration regime, including the conditions for the expiration of the concessions, the transfer of the installations and the indemnities, substituting the quota regime for the independent production regime, pursuant to the terms of Law No. 9,074 of July 7, 1995, as amended. As a result, we or our subsidiaries will no longer sell the electricity generated at a price fixed by ANEEL (which is based, in general terms, only on the remuneration of the operation and maintenance costs of the respective plants), but freely negotiate it in the Regulated Market or the Free Market; and
o	our management of the hydrological risk (deficit between the physical guarantee of the plants and the energy effectively generated by them) and the consequent inability to renegotiate it pursuant to the terms of Law No. 13,203 of December 8, 2015, as amended. As a result, the quota regime will no longer apply and will be replaced by the independent production regime. Under the New Concession Agreements, we will become subject to the volatility of the price of the electricity we acquire in the Free Market to compensate for the insufficient generation of electricity due to factors outside of our control, such as unfavorable hydrology. Under the current system, we have the right to pass on all hydrology risks to the final consumer in the tariff set by ANEEL.

In order to comply with these conditions, the payment obligations of the CDE amount and the Concession Bonus, as well as the adoption of the independent production regime and the consequent assumption of the concession’s hydrology risk will be provided for in the New Concession Agreements.

With respect to payments due under Resolutions CNPE No. 15 and 30, the added value, which is the basis for the amount due to CDE Account and the Concession Bonus, is R$67.1 billion, calculated based on the discounted cash flow methodology and considering (i) the physical guarantees of energy in force, according to the MME Ordinances No. 178 (2017), No. 20 (2013), No. 185 (2012), and No. 58 (2012), and the physical guarantees of new energy, under MME Ordinance No. 544 (2021); (ii) fees, charges and compensation applicable to hydroelectric plants covered by the New Concession Agreements; and (iii) regulatory operating costs (GAG O&M), annual cost of movable and immovable facilities (CAIMI), capital costs for investments in improvements (GAG Improvements) and for use of the distribution or transmission system (EUSD/EUST); (iv) projection of the price of energy in the Free Market and hedge (due to the assumption of hydrology risk); (v) electric losses and indemnity; and (vi) extension of the term of the New Concession Agreements due to the renegotiation of the hydrology risk.

From this amount, credits will be deducted, in accordance with Resolution CNPE No. 15, related to the reimbursement for expenses with fuel acquisition, incurred until June 30, 2017 by the subsidiaries that were controlled by us and holders of the concessions referred to in Law No. 12,111/2009, which have been proven and not reimbursed due to the requirements of economic and energy efficiency. In accordance with CNPE Resolutions No. 15 and 30, the value of the credits, already adjusted by the IPCA index on January 1, 2022, amounts to R$2.9 billion, and the final amount of the added value is R$64.1 billion.

Additionally, for purposes of the calculation of the Concession Bonus, the following items will be deducted from the added value: (i) expenses of R$350.0 million per year, adjusted by the IPCA index, relative to the implementation of the “Programa de Revitalização dos Recursos Hídricos das Bacias do Rio São Francisco e do Rio Parnaíba,” for ten years; (ii) expenses of R$295.0 million per year, adjusted by the IPCA index, for the development of projects in the Legal Amazon in order to structurally reduce the costs of energy generation and for the navigability of Madeira and Tocantins Rivers, for ten years; (iii) R$230.0 million per year, adjusted by the IPCA index, related to the implementation of the Hydrographic Basins Water Resources Revitalization Program, for the hydrological plant reservoirs owned by Furnas, for ten years; and (iv) the amount for the supply of electric energy in an annual amount of 85MW to be delivered in the Northeast submarket on January 1, 2023 for 20 years for R$80.00/MWh, on January 1, 2022, to be adjusted by the IPCA index, which amounts to R$5,096 million. For more information about these hydrological programs, see “—Water Resources Revitalization and Structural Reduction of Power Generation Costs Program.”

Under CNPE Resolution No. 15, the CDE amount will be fully credited to concessionaires and permission holders of electric energy distribution for tariff moderation in the Regulated Market, to reduce the value of the tariffs to be charged to captive consumers (those who can only purchase electric energy from a concessionaire or permission holder distributor).

The plants that are subject to the quota regime (except Tucuruí, Curuá-Una and Marechal Mascarenhas de Moraes hydroelectric plants) will be subject to a gradual migration to the independent production regime, pursuant to Resolutions CNPE No. 15 and 30, so that the percentage the physical guarantee of the plants subject to the quota regime will gradually decrease, as follows:

PERCENTAGE OF
PHYSICAL
GUARANTEE
ALLOCATED IN THE
YEAR	FORM OF QUOTAS
● 2022	● 100%
● 2023	● 80%
● 2024	● 60%
● 2025	● 40%
● 2026	● 20%
● 2027 onwards	● 0%

In addition, pursuant to the terms of the Eletrobras Privatization Law and CNPE Resolutions No. 15 and 30, the New Concession Agreements must be entered into within 15 days of ANEEL’s call (expected to occur as of the Global Offering Settlement Date) and must provide for:

o	effectiveness for 30 years;
o	development and submission to ANEEL, within 36 months from the date of the New Concession Agreements, of the technical and economic feasibility studies, including environmental aspects, for the optimal usage, evaluation of systemic costs and benefits of investments to modernize, repower and create hybrid hydroelectric plants covered by the New Concession Agreements, in accordance with ANEEL’s guidelines;
o	implementation of our optimal use program, subject to economic feasibility, within 132 months from the date of the New Concession Agreements; and
o	conditions for termination of the concessions, the shutting down of the installations and indemnities. For a further description of termination of concessions, see “—Material Effects of State Regulation on Activities.”

For the Sobradinho and Itumbiara plants, the power purchase and sale agreements entered into by Chesf and Furnas, respectively, and captive consumers (those who can only purchase electric energy directly from the distribution companies), will remain in effect, pursuant to Law No. 11,943/2009, and Law No. 13,182/2015, without changes to the conditions relating to the term of the agreements, the amounts of power reserves, the allocation of quotas of physical guarantee and tariff adjustment, noting that the energy may not be resold or assigned in the Free Market, and its use would be restricted to consumers who are parties to the power sale contracts.

Under the New Concession Agreements, we would not be entitled to receive the payment of up to 2.5% of the annual revenue earned as a result of the change in the regulation of hydroelectric generation, from public service to independent production.

Finally, under the New Concession Agreements, the concessionaires are no longer obligated to pay the monthly quotas of the RGR Fund and the participation in the CCC Account.

Amendment to our Bylaws

Our Proposed Privatization is conditioned on the amendment of our bylaws becoming effective to:

o	prohibit any shareholder or group of shareholders from exercising votes over 10% of our issued and outstanding voting capital;
o	prohibit the entering into shareholders’ agreements for the exercise of voting rights, except for the formation of blocks with a volume of votes lower than 10% of our issued and outstanding voting capital;
o	convert a class B preferred share issued by us and held by the Brazilian Government to create a special class of preferred share, sometimes referred to as a golden share, which will be held exclusively by the Brazilian Government, and which will grant veto power in corporate resolutions that seek to modify our bylaws to change the 10% limits on the exercise of voting rights and the execution of shareholders’ agreements;
o	provide that any shareholder or group of shareholders that directly or indirectly exceeds, on a consolidated basis, 50% of our voting capital and does not return to a level below that percentage within 120 days, will make a public offering for acquisition, at a price at least 200% higher than the highest quotation of the common shares issued by us in the prior 504 trading sessions, as adjusted by the SELIC rate;
o	provide that any shareholder or group of shareholders that directly or indirectly exceeds 30% of our voting capital on a consolidated basis, and that does not return to a level below that percentage within 120 days, will make a public offering to acquire, at a price at least 100% higher than the highest quotation of our common shares in the prior 504 trading sessions, adjusted by the SELIC rate;

In accordance with the new bylaws, as approved by our 181st Shareholders Meeting, a group of shareholders is defined as being composed of two or more shareholders: (i) who are parties to a voting agreement, either directly or indirectly through controlled or controlling companies or companies under common control; (ii) if one is, directly or indirectly, the controlling shareholder or controlling company of the other or of others; (iii) which are companies directly or indirectly controlled by the same person or company, or group of people or companies, shareholders or not; or (iv) which are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality in law or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are direct or indirectly controlled by the same person or company, or group of people or companies, shareholders or not.

In the case of investment funds with a common administrator or manager, only those whose investment policy and exercise of votes at general shareholders’ meetings, under the terms of the respective bylaws, is the discretionary responsibility of the administrator or manager are considered a group.

With respect to shareholders represented by the same agent, manager or representative in any capacity, they shall be considered parties to the same group of shareholders, except in the case of holders of securities issued under our ADR program.

In addition, if our Proposed Privatization is consummated, our bylaws will be amended to adapt our activities and management for after the settlement of the Global Offering, when we will no longer be a state-owned controlled company. As a result, our 181st Shareholders Meeting approved, among other changes, the following:

●	allow our capital stock to be increased by deliberation of our Board of Directors within the limit of authorized capital and under the terms of article 168 of the Brazilian Corporate Law;
●	disapply preemptive rights for the subscription of shares within the limit of authorized capital, if the placement of those shares is made through the stock exchange or by public subscription, under the terms of article 172 of the Brazilian Corporate Law; and
●	revoke the rights of the Brazilian Government to appoint (i) eight members of our Board of Directors; and (ii) three members of our Fiscal Council.

With respect to the change in the composition of our Board of Directors and Fiscal Council, we note that, under the Brazilian Corporate Law, the current members of our management should remain in place until new members are elected at our Annual

Shareholders Meeting. In the event any of our directors, officers or executives resign prior to the date of the annual shareholders meeting, we may need to call a special meeting to approve the election of new members.

Cepel

Our Proposed Privatization is conditioned on our continuing payments of contribution to Cepel, for six years from the Global Offering Settlement Date.

Under Cepel’s bylaws, we will make annual contributions to ensure compliance with its program of activities and budget, as approved by its deliberative council.

Pursuant to Law No. 14,182, we will make an annual contribution in the first year corresponding, at least, to the amount of R$194 million in 2019 as adjusted by the IPCA index (the “Base Amount”); and in subsequent years the Base Amount will be reduced by up to one-sixth per year, as adjusted by the IPCA index.

According to Technical Note DT-001/2022 issued on January 4, 2022 by our Board of Transmission, the total values calculated for each year of contribution are shown in the table below:

Year	Amount
2022	R$231 million
2023	R$202 million
2024	R$170 million
2025	R$134 million
2026	R$94 million
2027	R$49 million

Water Resources Revitalization and Reduction of Power Generation Costs Program

Our Proposed Privatization is conditioned on the development of projects and assumption of secondary liability for the Water Resources Revitalization and Reduction of Power Generation Costs Programs.

Under the Eletrobras Privatization Law, CPPI Resolutions No. 203 and 221 and CNPE Resolutions No. 15 and 30, the Water Resources Revitalization and Structural Reduction of Power Generation Costs Programs include:

o	revitalization of the water resources of the São Francisco Ricer and Parnaíba River (“Programa de Revitalização dos Recursos Hídricos das Bacias do Rio São Francisco e do Rio Parnaíba”) by us or through Chesf or the Brazilian Army. Accordingly, with respect to the Chesf Concession Agreements:
●	we or Chesf will contribute, from the date of the New Concession Agreements, the annual amount of R$350.0 million, adjusted by the IPCA index, for ten years, with the first installment becoming due in January 2023;
●	the supply in an annual average of 85 MW of electricity, from January 2023, for 25 years and at R$80.00/MWh, to be adjusted annually by the IPCA index, through a contract with the operator of the integration project of the São Francisco River with the Hydrographic Basins of the Northeast Areas (in Portuguese, “Projeto de Integração do Rio São Francisco com Bacias Hidrográficas do Nordeste Setentrional” or “PISF”).
o	structural reduction of power generation costs in the Legal Amazon and to navigate the Madeira and Tocantins Rivers, by us or through Eletronorte (respectively, “Programa Amazônia Legal,” “Programa Rio Madeira” and “Programa Rio Tocantins”), provided that:
●	we or Eletronorte contribute, from the date of the New Concession Agreement, R$295.0 million annually, adjusted by the IPCA index, for ten years, with the first installment payable in January 2023;
●	of this annual amount, at least 20% must be applied to the Madeira River Program and 10% to the Tocantins River Program, and the remainder to the “Programa Amazônia Legal;”

o	revitalization of the water resources in the hydrographic basins located near the reservoirs of the Furnas hydroelectric plants subject to the New Concession Agreements, provided that:
o	we or Furnas will contribute, from the date of the New Concession Agreement, R$230.0 million, adjusted by the IPCA index for ten years, with the first installment in January 2023; and

As provided for in Law No. 14,182 and in the New Concession Agreements approved by our general meeting, the Water Resources Revitalization and Structural Power Generation Cost Reduction Programs are subject to the following provisions:

o	we will contribute annually the amounts due in specific accounts for each program that will not be part of our assets;
o	after 15 years, the resources invested in the relevant account and not committed to projects will be paid to the CDE Account; and
o	we are secondarily responsible for the fulfillment of the Hydric Resources Revitalization and Structural Reduction of Power Generation Costs Programs.

Challenges to our Proposed Privatization

Our Proposed Privatization is being challenged in lawsuits filed by various parties that, if successful, could cause a delay, suspension or otherwise adversely impact our privatization process.

Among the relevant lawsuits are:

o	ADINs:
●	there are four direct actions before the Federal Supreme Court challenging the constitutionality all or certain provisions of the Provisional Measure No. 1,031, of February 23, 2021, now the Eletrobras Privatization Law (“ADINs”).
●	the main allegations of the ADINs involve non-compliance with certain formal and material requirements for the enactment of the regulations, including (i) lack of urgency in the enactment of MP No. 1,031/2021; (ii) impossibility of regulating the matter by means of a provisional measure; (iii) violation of the separation of powers; (iv) insertion of provisions outside the scope of law, such as the practice of “legislative smuggling;” (v) violation of proper legislative procedure and, consequently, of the veto power of the President, since certain clauses are very extensive and cover several subjects the same paragraph; (vi) violation of the duty to bid; (vii) violation of the principles of free competition and legislative authority of the Brazilian senate; (viii) violation of the requirement for a supplementary law for the construction of the Tucuruí Lignão as well as violation of the rights of indigenous populations; and (ix) violation of the legal reserve for the creation of public corporations, since the law, as worded, gives the President the discretion to decide which regime will be adopted to replace us in the corporate structure maintained with Eletronuclear and Itaipu.
●	a request for an injunction to suspend the effectiveness of Provisional Measure No. 1,031/21 or the Eletrobras Privatization Law was denied. As of the date of this annual report, the ADINs are pending judgment.
o	Civil lawsuits and public civil action:
●	there are six claims in progress at the Federal Court of Rio de Janeiro seeking to nullify the hiring by us or BNDES of the services necessary for the Proposed Privatization process, such as economic-financial evaluations, valuations, audits and legal, accounting and asset advisory services, under the arguments, among others. The claims allege that the hiring (i) should not have been made by us, but rather by BNDES; (ii) violated the principle of administrative efficiency, to the extent that we could not contract services that BNDES also contracted; (iii) were based on PMP No. 1,031/2021, which is unconstitutional; and (iv) imply a conflict of interest as one of the contracted companies is the controller of a fund that is our shareholder. As of the date of this annual report:
●	one claim was dismissed on November 22, 2021 and is pending judgement of the Federal Regional Court with respect to confirmation of the dismissal; and
●	the others are pending judgment in the first instance.

o	a claim to nullify the opening of ANEEL Public Consultation No. 48, which opened on August 11, 2021 and closed on August 21, 2021, to obtain subsidies, criticisms and suggestions for the improvement of the model of the New Concession Agreements (“ANEEL Public Consultation No. 48/2021”):
●	this action was dismissed on November 24, 2021 and is pending judgement of the Federal Regional Court with respect to confirmation of the dismissal.
●	as described in the section “⸻New Concession Agreements,” our Proposed Privatization is conditioned on certain events, including the New Concession Agreements. If consideration of draft contracts by ANEEL’s board of directors and executive board requires prior public consultation, the granting of this action could nullify ANEEL Public Consultation No. 48/2021 and, consequently, impact the validity of the approval of the drafts of the New Concession Agreements by ANEEL, which could require the holding of a new public consultation process.
o	a civil action, filed by the Furnas Employees Association, the Eletrobras Employees Association and various unions against the Brazilian Government alleging, among other accusations, that the Proposed Privatization is illegal and unconstitutional and could damage public and social assets, the rights of consumers and offends public morality.
●	the plaintiffs seek, among other relief, (i) the adoption of measures that restrict the sale of our shares on the stock exchange to transactions that do not result in the loss of shareholding control by the Brazilian Government; (ii) the prohibition of the decommissioning of the six power plants of the subsidiary Furnas (Funil, Porto Colômbia, Corumbá, Estreito - Luís Carlos Barreto -, Furnas and Marimbondo), of the seven power plants of the subsidiary CHESF (Itaparica, Xingó, Boa Esperança and Paulo Afonso - 4 plants) and the power plant of the subsidiary Eletronorte (Coaracy Nunes); (iii) the prohibition of the renewal of the concession agreements of the Tucuruí and Mascarenhas de Moraes plants as independent producers; and (iv) alternatively, if the Proposed Privatization process continues, a prohibition on the renewal of the concessions by the Brazilian Government without conducting an auction.
●	the preliminary injunction was denied on December 3, 2021. On January 27, 2022, the Brazilian Government presented its defense. As of the date of this annual report, the action is pending judgment.
o	Writ of Mandamus:
●	the injunction is filed by a political party and is pending before at the Federal Supreme Court, seeking the suspension of the Privatization Process until the TCU concludes two audits:
●	investigating possible irregularities in ANEEL Public Consultation No. 48/2021; and
●	investigating possible irregularities in the calculations and studies carried out in respect of MME Administrative Rule No. 544, of August 30, 2021, which defines the physical guarantees of the New Concession Agreements, and of Resolution CNPE No. 15, which establishes the value added by the New Concession Agreements. As of the date of this annual report, the court has not ruled on the preliminary injunction or writ of mandamus.

B. Business Overview

Strategy

Our strategy is to develop a high-performance corporate culture, with lean and agile management that focuses on investment capacity, value creation, more competitiveness and cost reduction. In addition, we intend to focus on active risk management and increasing digitalization to allow us to reach our aim to become an innovative clean energy company, which is recognized for excellence and sustainability.

Our current strategy has been reformulated compared to our previous strategic plan, due to the fast-changing trends in the power sector, including:

●	Social trends;

●	Environmental trends;
●	Combinations of circumstances that could affect our business;
●	Structural trends;
●	Decarbonization trends;
●	Diversification of sources of energy;
●	Increase in distributed energy generation;
●	Technological disruption;
●	Accelerated digitalization; and
●	Trends of socioeconomic evolution in Brazil and the consequent changes in the demand for electricity.

The strategic plan 2020-2035, in addition to defining a new corporate identity ─ purpose, vision and values ─ establishes a set of guidelines and objectives aimed at our growth and modernization in line with the new trends in the energy sector.

STRATEGIC PLANNING 2020-2035

PURPOSE	VISION	VALUES
We devote all our energy to the sustainable development of society.	To be an innovative, clean energy company, recognized for excellence and sustainability.	●Respect for people and life; ●Ethics and transparency; ●Excellence; ●Innovation; ●Collaboration and recognition.

Our Business and Performance Guidelines as well as the Management Guidelines are further broken down into Strategic Objectives shown in the chart below:

The PDNG 2021-2025, although released before the 2020-2035 strategic plan, is strictly in line with this strategy.

Among the main initiatives developed to achieve the goals established in the PDNG 2021-2025, we highlight the main achievements:

Main Achievements in 2021 regarding PDNG 2021-2025

INITIATIVE	MAIN ACHIEVEMENTS IN 2021
Debt Structure Optimization	Fundraising from the capital market with an effective focus on liability management.
Sale of shares in associated companies	Approval of the plan for the sale of interests held by us in associated companies.
Rationalization of Ownership Interest	Completed the incorporation of 11 SPEs of the Complex Pindaí. CGT Eletrosul merged with FOTE and acquired TSLE. The sale of the Eletronorte’s participation in NBTE.
Reputation and Engagement	The preparation of human rights training that will be made available to our entire workforce has been completed.
Receivables from Distributors

ANEEL’S board completed the entire inspection process of our sale of the distribution companies. We will receive R$2.67 billion (position as of August 2021) in 60 instalments starting in 2022 updated by the IPCA.

Sustainability 4.0

Development of the integrated risk matrix of the supplier management process and of the Conduct Guide for Suppliers unique to us.

Availability of the sustainability channel specialized in responding to requests for information related to ESG aspects.

In December 2021, our Board of Directors approved the Master Plan, named PDNG 2022-2026, which is the result of an ongoing process of updating based on the PDNG 2021-2025.

The PDNG 2022-2026, in addition to reaffirming our corporate identity (purpose vision and value), sets out our strategic plan, with a five-year goal that defines the projects our companies will develop with the purpose to achieve our goals of sustainable growth and modernization that follow the new trends in the energy sector.

In order to prepare for challenges we may face in the next five years, the preparation of the PDNG 2022-2026 focused on adjustments to our strategic guidelines in a manner that aligned with our corporate identity of purpose, future vision and values. The PDNG 2022-2026 is structured along nine strategic guidelines that demonstrate our purpose and ambition:

●	Value and Investment;
●	Culture and People;
●	Achieve excellence in Governance, Risk Management and Internal Controls (GRC);
●	Innovation and Digital Transformation;
●	Generation and Transmission Efficiency;

●	Generation and Transmission Expansion;
●	Effective Management;
●	Commercialization; and
●	New Business.

The implementation of the initiatives listed in the PDNG 2022-2026 is intended to benefit us such as by lowering financial leverage, raising operational efficiency and costs consistent with regulatory parameters, and continuing the progress achieved under our previous plan.

The PDNG 2022-2026 aligns the strategic guidelines with our strategic objective to develop initiatives the course of the plan. All strategic guidelines have indicators with pre-established targets to be met each year during the period of the plan.

EESG Journey - Economic, Environmental, Social and Governance (“EESG”)

We have been adopting sustainable and innovative practices since our founding almost 60 years ago, as evidenced by the national and global recognitions we have received for our efforts in this regard. We contribute substantially to making the Brazilian electricity matrix one of the cleanest in the world, with an installed capacity made up of 97% of low-carbon sources. For 16 years, we have been a signatory to the Global Compact, the largest global corporate sustainability initiative, giving priority to nine Sustainable Development Goals (“SDGs”) of the 2030 Agenda, having our commitment recognized as a success case by Rede Brasil of the Global Compact.

Since 2009, we have annually made public our use of greenhouse gases, following the methodology of the Greenhouse Gas - GHG Protocol. We invest in increasingly clear and objective communication on topics related to sustainability and structure our Sustainability Framework on four pillars: (i) people, (ii) planet, (iii) prosperity and (iv) governance. These pillars are based on metrics of stakeholder capitalism led by the World Economic Forum. In addition to the annual report, which meets the standards of the Global Reporting Initiative (GRI) and the guidelines of the International Integrated Reporting Council (IIRC), we prepare two new documents based on the materiality of the Sustainability Accounting Standards Board (SASB) and the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

We are one of the founding members of the Global Alliance for Sustainable Energy, which brings together the largest global players in sustainable energy, with the objective of promoting sustainability across the supply chain, especially in EESG themes, in the principles of circular economy and in models and solutions aligned with the SDGs of the 2030 Agenda. We implemented the sustainability channel with the purpose of improving the process of managing stakeholder EESG-related demands.

The board of directors approved, through the PDNG, the 4.0 Sustainability Program (the “Sustainability Program”), which is composed of 12 projects linked to the following elements: social (human rights and human capital leverage), environmental (energy transition, biodiversity and decarbonization of isolated systems in the Amazon), governance (reputation and engagement, supplier management, improvement of governance practices, EESG Risks and Agenda 2030) and economic-financial (sustainable management of financial capital, clean energy certification and synergy with the 4.0 industry). The Sustainability Program is the result of the analysis of trends and best practices in the market in relation to corporate sustainability and makes concrete our efforts to meet the expectations of our stakeholders.

Generation

Our principal activity is the generation of electricity. Net revenues from generation represented 58.4%, 64.3% and 68.3% of our net operating revenues (before eliminations) in the years ended December 31, 2021, 2020 and 2019, respectively.

Pursuant to Law No. 5,899/1973, and Decree No. 4,550/2002, we must transfer all energy contracted by Itaipu to distribution companies in the southern, southeastern and mid-western regions of Brazil. We act as an agent for Itaipu, which is a pass-through entity.

In accordance with SIGA data, we had an installed capacity of 50,515 MW as of December 31, 2021 (50,648.0 MW as of December 31, 2020 and 51,143 MW as of December 31, 2019) that represented 28% of the 179,116 MW installed in Brazil, as calculated in data from the 2031 Decennial Expansion Plan for Electrical Energy (“PDE”). Of this total, 61% comes from projects wholly owned by us, 23% from projects carried out through SPEs (11,606 MW) and 16% of ventures in shared ownership, including the Brazilian portion of Itaipu’s installed capacity (7,000 MW). Once Itaipu is split-off as a part of our Proposed Privatization, our installed capacity will be reduced by 7,000 MW. Additionally, we have approximately 1,571.5 MW in projects planned throughout Brazil by the end of 2027. The 1,571.5 MW include corporate ventures and are equivalent to the capacity of our subsidiaries. We entered into feasibility studies for an additional capacity of approximately 17,170.0 MW, although the studies are not a guarantee of the implementation of projects by us, nor will they be corporate partnerships. For instance, Angra 3, which is currently under development, is expected to have an installed capacity of 1,405 MW at the start of its commercial operation. As of December 31, 2021, approximately 94% of the energy we generated came from clean sources, excluding the energy generated by the Itaipu plant.

The map below shows the geographic location of our generation assets as of December 31, 2021:

Operational Process

Wind Farms

Wind farms are electricity generation projects formed by one or more wind turbines, also known as windmills, consisting of associated systems, measurement, control and supervision equipment. The production of wind power takes place through a wind turbine that captures a part of the kinetic energy of the wind that passes through the area swept by the blades and transforms it into mechanical rotational energy. The rotor shaft drives the electric generator, which, through electromagnetic induction, transforms a part of this rotational mechanical energy into electricity. The set formed by several wind turbines installed in a space, land or sea, is called a wind farm.

Solar Plants

A solar plant, also known as a photovoltaic plant, is a complex full of photovoltaic modules (solar panels), capable of generating electricity through sunlight. A solar plant can be composed of thousands or even hundreds of thousands of photovoltaic modules, which can be installed on land or even on the water of dams, rivers or seas, in this case called floating solar plants.

Hydroelectric Plants

Hydroelectric plants, whose basic principle is to use the force of a waterfall to generate electricity, are used to supply most of our electricity generated during peak periods of high demand. The generation of electric energy takes place through the use of the existing hydraulic potential in a river. The hydraulic potential is provided by the hydraulic flow and by the high gradient along the course of a river.

Thermoelectric Plants

Conventional thermoelectric plants generate electricity through a process that consists of three steps, namely: (i) burning a fossil fuel, such as coal, oil or gas, transforming water into steam with the heat generated in the boiler; (ii) using this high pressure steam to turn the turbine, which in turn drives the electric generator; and (iii) steam condensation, transferring the residue of its thermal energy to an independent refrigeration circuit, returning the water to the boiler, completing the cycle.

The mechanical power caused by the passage of steam through the turbine and in the generator where it rotates mechanically with the turbine transforms mechanical power into electrical power. Thermoelectric plants can also operate in a combined cycle, generating electricity through a process that combines the operation of a gas turbine, driven by the burning of natural gas or diesel oil, joined with a generator.

Nuclear plants

Through our subsidiary Eletronuclear, we operate two nuclear plants, Angra 1 Nuclear Plant (“Angra 1”) and Angra 2 Nuclear Plant (“Angra 2”). Currently, Eletronuclear is developing the construction project for the third Brazilian nuclear plant, Usina Nuclear de Angra 3 (“Angra 3”). The main difference between a conventional thermoelectric plant and a nuclear plant is that while a conventional thermoelectric plant uses a boiler to generate the heat necessary to heat the water into steam to turn the blades of a turbine, in a nuclear plant the heating of the water takes place in a nuclear reactor.

Concessions

As of December 31, 2021, we operated under the following concessions/authorizations granted by ANEEL for our generation business. The numbers related to the installed capacity of our operational projects were obtained directly from ANEEL. For the projects under development, we considered the total installed capacity.

			Installed		Began Service or
Concessions/Authorizations	State	Type of Plant	Capacity	End of Concession	Expect to Begin
Operational projects			(MW)
Chesf
Boa Esperança (Castelo Branco)	Piauí	Hydro	237.30	May 2043	April 1970
Casa Nova II	Bahia	Wind	32.90	May 2049	December 2017
Casa Nova III	Bahia	Wind	28.20	May 2049	February 2018
Casa Nova I A(1)	Bahia	Wind	27.00	June 2054	December 2020
Acauã	Bahia	Wind	6.00	April 2049	November 2019
Angical 2	Bahia	Wind	10.00	April 2049	September 2019
Arapapá	Bahia	Wind	4.00	April 2049	November 2019
Caititu 2	Bahia	Wind	10.00	April 2049	January 2020
Caititu 3	Bahia	Wind	10.00	April 2049	January 2020
Carcará	Bahia	Wind	10.00	April 2049	February 2020
Coqueirinho 2	Bahia	Wind	16.00	May 2049	September 2019
Corrupião 3	Bahia	Wind	10.00	April 2049	February 2020
Papagaio	Bahia	Wind	10.00	May 2049	October 2019
Tamanduá Mirim 2	Bahia	Wind	16.00	June 2049	November 2019
Teiú 2	Bahia	Wind	8.00	April 2049	November 2019
Complexo de Paulo Afonso e Apolônio Sales	Bahia	Hydro	4,279.60	April 2043	January 1955
Curemas	Paraíba	Hydro	3.52	February 2026	January 1957
Funil	Bahia	Hydro	30.00	February 2043	August 1962
Luiz Gonzaga (Itaparica)	Pernambuco	Hydro	1,479.60	May 2043	June 1988
Pedra	Bahia	Hydro	20.01	December 2042	November 1978
Sobradinho	Bahia	Hydro	1,050.30	May 2043	November 1979
Xingó	Sergipe	Hydro	3,162.00	May 2043	December 1994
Eletronorte
Araguaia(2)	Mato Grosso	Thermal	23.10	Undetermined	April 2016
Coaracy Nunes	Amapá	Hydro	78.00	December 2042	December 1975
Complexo de Tucuruí	Pará	Hydro	8,535.00	January 2026	December 1984
Curuá-Una(3)	Pará	Hydro	30.30	September 2044	January 1977
Samuel	Rondônia	Hydro	216.75	July 2032	July 1989
Aparecida	Amazonas	Thermal	166.00	July 2030	February 1984
Mauá 3	Amazonas	Thermal	590.75	November 2044	September 2017
Anamã	Amazonas	Thermal	2.17	November 2030	December 2018
Anori	Amazonas	Thermal	4.57	November 2030	December 2018
Caapiranga	Amazonas	Thermal	2.17	November 2030	December 2018
Codajás	Amazonas	Thermal	5.48	November 2030	December 2018
Furnas
Batalha	Minas Gerais	Hydro	52.50	April 2043	May 2014
Corumbá I	Goiás	Hydro	375.00	February 2043	October 1996
Funil	Rio de Janeiro	Hydro	216.00	February 2043	March 1970
Furnas	Minas Gerais	Hydro	1,216.00	February 2043	September 1963
Itumbiara(4)	Goiás/Minas Gerais	Hydro	2,082.00	March 2058	April 1980
Luis Carlos Barreto (Estreito)	SP/Minas Gerais	Hydro	1,050.00	February 2043	March 1969
Manso	Mato Grosso	Hydro	210.00	September 2037	November 2000
Marimbondo	SP/Minas Gerais	Hydro	1,440.00	February 2043	October 1975
Mascarenhas de Moraes	Minas Gerais	Hydro	476.00	January 2025	April 1957
Porto Colômbia	Minas Gerais/SP	Hydro	320.00	February 2043	June 1973
Roberto Silveira (Campos)(5)	Rio de Janeiro	Thermal	25.00	July 2027	December 1968
Santa Cruz(6)	Rio de Janeiro	Thermal	350.00	July 2015	July 1967
Serra da Mesa(7)	Goiás	Hydro	1,275.00	May 2046	April 1998
Simplício	Minas Gerais	Hydro	305.70	December 2043	June 2013
Anta	Rio de Janeiro	Hydro	28.00	December 2043	August 2018
Jaguari(8)	São Paulo	Hydro	27.6	Undetermined	January 1972
Eletronuclear
Angra 1	Rio de Janeiro	Nuclear	640.00	December 2024	January 1985
Angra 2	Rio de Janeiro	Nuclear	1,350.00	August 2040	September 2000
CGT Eletrosul
Barra do Rio Chapéu	Santa Catarina	Hydro	15.15	May 2038	February 2013
Capão do Inglês	Rio Grande do Sul	Wind	10.00	May 2049	December 2015
Coxilha Seca	Rio Grande do Sul	Wind	30.00	May 2049	December 2015
Wind Cerro Chato I	Rio Grande do Sul	Wind	30.00	August 2045	January 2012
Wind Cerro Chato II	Rio Grande do Sul	Wind	30.00	August 2045	August 2011
Wind Cerro Chato III	Rio Grande do Sul	Wind	30.00	August 2045	June 2011
Galpões	Rio Grande do Sul	Wind	8.00	May 2049	December 2015
João Borges	Santa Catarina	Hydro	19.00	September 2039	July 2013
Megawatt Solar	Santa Catarina	Solar	0.93	Not applicable	September 2014
Passo São João	Rio Grande do Sul	Hydro	77.00	May 2046	March 2012
São Domingos	Mato Grosso do Sul	Hydro	48.00	August 2039	June 2013
Governandor Jayme Canet Junior (Previously Mauá)	Paraná	Hydro	363.14	May 2047	November 2012
Candiota III – Phase C	Rio Grande do Sul	Thermal	350.00	July 2041	January 2011

			Installed		Began Service or
Concessions/Authorizations	State	Type of Plant	Capacity	End of Concession	Expect to Begin
			(MW)
Operational SPEs
Baguari	Minas Gerais	Hydro	1,400.0	August 2041	September 2009
Belo Monte	Pará	Hydro	11,233.10	August 2045	April 2016
Caiçara I(9)	Rio Grande do Norte	Wind	27.00	June 2047	December 2015
Caiçara II (9)	Rio Grande do Norte	Wind	18.00	July 2047	December 2015
Cerro Chato IV, V, VI, Ibirapuitã e Trindade	Rio Grande do Sul	Wind	25.20	February 2047	August 2015
Dardanelos	Mato Grosso	Hydro	261.00	January 2043	August 2011
Foz de Chapecó	Rio Grande do Sul/Santa Catarina	Hydro	855.00	November 2036	October 2010
Jandaia	Ceará	Wind	27.00	August 2047	May 2020
Jandaia I	Ceará	Wind	24.00	July 2047	May 2020
Jirau	Rondônia	Hydro	3,750.00	September 2045	September 2013
Junco I(9)	Rio Grande do Norte	Wind	24.00	July 2047	December 2015
Junco II(9)	Rio Grande do Norte	Wind	24.00	July 2047	December 2015
Nossa Senhora de Fátima	Ceará	Wind	30.00	August 2047	June 2020
Peixe Angical	Tocantins	Hydro	498.75	November 2036	June 2006
Retiro Baixo	Minas Gerais	Hydro	82.00	August 2041	March 2010
Santa Joana I(10)	Piauí	Wind	28.90	June 2049	January 2016
Santa Joana III(10)	Piauí	Wind	29.60	June 2049	March 2016
Santa Joana IV(10)	Piauí	Wind	28.90	May 2049	January 2016
Santa Joana V(10)	Piauí	Wind	28.90	June 2049	January 2016
Santa Joana VII(10)	Piauí	Wind	27.20	June 2049	January 2016
Santo Augusto IV(10)	Piauí	Wind	28.90	June 2049	February 2016
Santa Joana IX(11)	Piauí	Wind	29.60	March 2049	August 2015
Santa Joana X(11)	Piauí	Wind	29.60	March 2049	July 2015
Santa Joana XI(11)	Piauí	Wind	29.60	March 2049	July 2015
Santa Joana XII(11)	Piauí	Wind	28.90	March 2049	July 2015
Santa Joana XIII(11)	Piauí	Wind	29.60	March 2049	July 2015
Santa Joana XV(11)	Piauí	Wind	28.90	March 2049	July 2015
Santa Joana XVI(11)	Piauí	Wind	28.90	March 2049	July 2015
Santo Antônio	Rondônia	Hydro	3,568.3	June 2043	March 2012
São Clemente	Ceará	Wind	21.00	July 2047	May 2020
São Januário	Ceará	Wind	21.00	July 2047	June 2020
São Manoel	Pará/Mato Grosso	Hydro	735.84	Abril 2049	December 2017
Serra do Facão	Goiás	Hydro	212.58	November 2036	July 2010
Sinop	Mato Grosso	Hydro	401.88	February 2049	September 2019
Teles Pires	Pará/Mato Grosso	Hydro	1,819.80	June 2046	November 2015
Três Irmãos(12)	SP	Hydro	807.50	September 2044	November 1993
Corporate projects in development
Angra 3	Rio de Janeiro	Nuclear	1,405.00	November 2067	November 2026
Cachoeira Branca	Mato Grosso do Sul	Hydro	1.05	Undefined	December 2021
Curuá-Una	Pará	Hydro	12.50	May 2038	April 2022
Santa Cruz	Rio de Janeiro	Thermal	150	Undefined	August 2021
(1)	Pursuant to Ordinance No. 409, of November 13, 2020, the MME, as of January 1, 2021, designated Furnas as responsible for the Provision of the Electric Power Generation Service through the Jaguari Hydroelectric Power Plant until the assumption of the concessionaire that won the bidding for the Plant.
(2)	Ordinance MME 331 of August 14, 2018 - DOU August 15, 2018, to authorize the termination of the contract for the thermoelectric generating plant UTE Araguaia. Eletronorte, through CE-CRR-0118, of June 20, 2018, requested that ANEEL revoke the authorization granted to UTE Araguaia. However, the Association of Municipalities of Araguaia - AMA filed a public civil action against Eletronorte in Mato Grosso. Eletronorte requested that ANEEL suspend the proceeding. In 2018, Eletronorte filed a federal lawsuit to consider the matter, which is pending judgment. Eletronorte then requested SCG/ANEEL to resume the process to revoke the authorization for UTE Araguaia. In 2019, SCG/ANEEL asked Eletronorte to show that the public civil action no longer has any effect. Through correspondence in 2019, Eletronorte presented its clarifications. Eletronorte reiterated its claim in 2020, and Eletronorte is asserting fixed costs resulting from the termination of the Araguaia contract. Eletronorte’s claims for reimbursement of costs have not yet been evaluated and answered by ANEEL’s response.
(3)	In 2018, ANEEL authorized the expansion of installed power from 30,300 kW to 42,800 kW and extended the concession for 20 years in accordance with Law No. 9,427 of 1996, subject to unit 4 of the plant becoming operational. In 1965, the Brazilian Government granted the State of Pará a concession to use the hydroelectric power of Cachoeira do Palhão from the Curuá-Una waterway. The following year, the Brazilian Government transferred the concession to Centrais Elétricas do Pará S.A. (“CELPA”). In 1998, ANEEL determined that the concession would expire in 2028. In 2005, CELPA sold the concession to Eletronorte.
(4)	Law No. 13,182, of November 3, 2015, granted Furnas the extension of the Itumbiara hydroelectric plant concession in exchange for its participation in the Southeast/Central-West Energy Fund (FESC), and the execution of energy contracts backed by the plant’s physical guarantee with consumer units located in the southeast/Central-west submarket, based on auctions promoted by Furnas. Furnas acquired its partner’s participation of the shared hydroelectric plant through energy purchase contracts, which considers the physical guarantee and the total generation of each hydroelectric plant. Accordingly, the concession of the Itumbiara hydroelectric plant will be extended for up to 30 years. The MME granted the request for an extension of the Concession Agreement No. 04/2004-ANEEL, Itumbiara, through February 27, 2050.
(5)	The power plant is no longer in operation.
(6)	ANEEL was requested to extend the concession according to the legal terms and deadline through the REQ.GCO.P.027.2013 application, of July 5, 2013. The concession remains in force.
(7)	Furnas acquired its partner’s participation of the shared hydroelectric plant through energy purchase contracts, which considers the physical guarantee and the total generation of each hydroelectric plant.
(8)	Jaguari is temporarily under Furnas’ responsibility due to Ordinance No. 409/2020.
(9)	The shares of the SPEs Caiçara I S.A., Caiçara II S.A., Junco I S.A. and Junco II S.A were merged into Vamcruz I Participações S.A.
(10)	The shares of the SPEs Santa Joana I, III, IV, V, VII and Santo Augusto IV Energias Renováveis S.A. were merged into Chapada do Piauí II Holding S.A.
(11)	The shares of the SPEs Santa Joana IX, X, XI, XII, XIII, XV and XVI Energia Renováveis S.A. were merged into Chapada do Piauí I Holding S.A.
(12)	Tijoá operates Três Irmãos pursuant to a special administration regime (Law No. 12,783/13) since October 2014.

Exchange of Information with Russia

In September 2021, Eletronuclear and Russian state-owned atomic energy company (called Rosatom) entered into a non-binding memorandum of understanding to exchange information on new large-scale nuclear power plant projects. The agreement also includes data exchange on small modular ground and floating reactors, nuclear fuel cycle, life cycle support for new plants, as well as life extension and technology development related to the nuclear sector. Further, the agreement does not imply any contractual or financial commitment for any of the parties.

Currently, this agreement does not cover any of Eletronuclear’s projects in progress and, as a result, the conflict between Russia and Ukraine does not affect the activities of our nuclear plants, Eletronuclear or our companies more generally. See “Risk Factors—Our business may be impacted by political events, war, terrorism and other geopolitical uncertainties due, such as the ongoing military conflict between Russia and Ukraine” for further details about the general impacts of the military conflict between Russia and Ukraine.

Types of Plants

Hydroelectric power plants accounted for 83.0%, 85.3% and 80.5% of our total power generated as of December 31, 2021, 2020 and 2019 respectively.

We also generate electricity through our thermal, nuclear, wind and solar plants. Thermal plants accounted for 6.1% of our total power generated as of December 31, 2021, compared to 4.4% as of December 31, 2020, and 6.0% as of December 31, 2019. Nuclear plants accounted for 9.2% of our total power generated as of December 31, 2021, compared to 8.2% as of December 31, 2020, and 11.1% as of December 31, 2019. Wind plants accounted for 1.6% of our total power generated as of December 31, 2021, compared to 2.2% as of December 31, 2020, and 2.3% as of December 31, 2019. Solar plants accounted for less than 1% of all our installed capacity for the years 2021, 2020 and 2019, representing an insignificant percentage of our total power generated.

The following table sets out the total amount of electricity generated in the periods indicated, measured in megawatt-hours by type of plant:

	As of December 31,
	2021	2020	2019

	(MWh)
Type of plant:
Hydroelectric(1)	120,905,435.38	133,882,689.77	117,016,392.04
Thermal	8,893,705.85	6,837,801.00	8,756,473.10
Nuclear	13,461,666.51	12,866,462.32	16,126,849.51
Wind(2)	2,365,186.99	3,404,121.37	3,401,463.72
Total	145,625,994.73	156,991,074.46	145,301,178.38
(1)	Excluding electricity generated by the Itaipu plant.

(2)	Reduction in wind power generation between 2020 and 2021 is due to the transfer of our participation in the Geribatu, Hermenegildo and Chuí wind farms to the consortium that won the 2021 auction of those SPEs

Hydroelectric Plants

Hydroelectric plants are our most cost-efficient source of electricity, although efficiency is significantly dependent on meteorological factors, such as the level of rainfall. Based on our experience with both types of plants, we believe construction costs for hydroelectric plants are higher than those for thermal plants. However, the average useful life of hydroelectric plants is longer. We use our hydro-powered plants to provide the bulk of our primary and back-up electricity generated during peak periods of high demand. During periods of rapid change in supply and demand, hydroelectric plants also provide greater production flexibility than our other forms of electric generation because we are able to instantly increase (or decrease) output from these sources, in contrast to thermal or nuclear facilities where there is a time lag while output is adjusted.

As of December 31, 2021, we owned and operated 32 hydroelectric plants. In addition, we hold a 50.0% interest in Itaipu, the other 50.0% of which is owned by a Paraguayan governmental entity, and participations in Peixe Angical (40.0%), Jirau (40.0%), Serra do Facão (54.013%) Retiro Baixo (49.0%), Foz do Chapecó (40.0%), Baguari (15.04%), Dardanelos (49.0%), Santo Antônio (43.056%), Teles Pires (49.0%), Três Irmãos (49.9%), Belo Monte (49.98%), São Manoel (33.33%) and Sinop (49.0%) plants. We have participations in the Serra Mesa (48.46%), Manso (70.0%) and Mauá (49.0%). These plants are accounted as equity method investees and are not consolidated. If the privatization does occur, we will no longer hold an interest in Itaipu. See “Item 4A. History and Development—Proposed Privatization” for further details.

The ONS is solely responsible for determining how much electricity each of our plants should generate per year. As of December 31, 2021, the total installed capacity of our hydroelectric plants was 46,295.75 MW (including 50.0% of Itaipu and our participations in the SPEs referred to above). The following table sets out information with respect to hydroelectric plants owned by us and with partners as of December 31, 2021 and for the year then ended:

	Installed(1) Capacity	Assured Energy(2)	Began Service

	(MW)
Hydroelectric plants:
Anta	28.00	15.90	August 2018
Baguari(3)	140.00	84.70	September 2009
Balbina	249.75	132.30	January 1989
Barra do Rio Chapéu	15.15	8.61	February 2013
Batalha	52.50	48.80	May 2014
Belo Monte (4)	11,233.10	4,571.00	April 2016
Boa Esperança (Castelo Branco)	237.30	135.90	April 1970
Coaracy Nunes	78.00	62.6	December 1975
Complexo de Paulo Afonso(5)	4,279.60	2,113.80	January 1955
Corumbá I	375.00	217.40	October 1996
Curemas	3.52	1.00	January 1957
Curuá-Una	30.30	24.80	January 1977
Dardanelos(6)	261.00	154.90	August 2011
Foz do Chapecó(7)	855.00	427.20	October 2010
Funil	216.00	115.00	March 1970
Funil (Chesf)	30.00	10.91	August 1962
Furnas	1,216.00	582.00	September 1963
Itaipu(8)	14,000.00	8,577.00	March 1985
Itumbiara	2,082.00	948.90	April 1980
Jaguari	27.60	13.30	January 1972
João Borges	19.00	10.14	July 2013
Luis Carlos Barreto (Estreito)	1,050.00	495.40	March 1969
Luiz Gonzaga (Itaparica)	1,479.60	911.10	June 1988
Manso (70%)(9)	210.00	87.80	November 2000
Marimbondo	1,440.00	689.70	October 1975
Mascarenhas de Moraes	476.00	289.50	April 1957
Gov. Jayme Canet Jr. (Previously Mauá)(10)	363.14	197.70	November 2012
Passo São João	77.00	41.10	March 2012
Pedra	20.01	3.74	November 1978
Peixe Angical(11)	498.75	280.50	June 2006
Porto Colômbia	320.00	186.00	June 1973
Retiro Baixo(12)	82.00	36.60	March 2010
Samuel	216.75	92.70	July 1989
Santo Antônio(13)	3,568.30	2,424.20	March 2012
São Domingos	48.00	36.40	June 2013
São Manoel(14)	735.84	430.40	December 2017
Serra da Mesa (48.5%)(15)	1,275.00	637.50	April 1998
Serra do Facão(16)	212.58	178.80	July 2010
Simplício	305.70	175.4	June 2013
Sinop(17)	401.88	242.80	September 2019
Sobradinho	1,050.30	504.50	November 1979
Teles Pires	1,819.80	939.40	November 2015
Três Irmãos(18)	807.50	217.50	November 1993
Tucuruí	8,535.00	4,019.10	December 1984
Xingó	3,162.00	2,042.40	December 1994
(1)	The installed capacity of Itaipu is 14,000 MW. Itaipu is equally owned by Brazil and Paraguay.
(2)	Assured energy is the maximum amount per year that each plant is permitted to sell in auctions/supply to the Interconnected Power System, an amount determined by ONS. Any energy produced in excess of assured energy is sold in the Free Market.
(3)	We own 15.0% of the Baguari plant. Figures in this table refer to the entire capacity/utilization of the plant.

(4)	24 generator units in commercial operation that amount to 11,233.10 MW.
(5)	Complexo de Paulo Afonso has five plants.
(6)	We own 49.0% of the Dardanelos plant. Figures in this table refer to the entire capacity/utilization of the plant.
(7)	We own 40.0% of the Foz do Chapecó plant. Figures in this table refer to the entire capacity/utilization of the plant.
(8)	We own 50.0% of the Itaipu plant. Figures in this table refer to the entire capacity/utilization of the plant.
(9)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.
(10)	We own 49.0% of the Mauá plant. Figures in this table refer to the entire capacity/utilization of the plant.
(11)	We own 40.0% of the Peixe Angical plant. Figures in this table refer to the entire capacity/utilization of the plant.
(12)	We own 49.0% of the Retiro Baixo plant. Figures in this table refer to the entire capacity/utilization of the plant.
(13)	We own 43.06% of the Santo Antônio plant. As of December 31, 2021, the installed operating capacity was 3,568.30 MW.
(14)	We own 33.33% of the São Manoel plant. Figures in this table refer to the entire capacity/utilization of the plant.
(15)	See footnote 9 above.
(16)	We own 54.01% of the Serra do Facão plant. Figures in this table refer to the entire capacity/utilization of the plant.
(17)	Two generator units in commercial operation that amount to 401.88 MW.
(18)	We own 49.9% of the Três Irmãos plant. Figures in this table refer to the entire capacity/utilization of the plant.

The following table describes the energy generated by the hydroelectric plants owned by us, the assured energy and the actual operational utilization as of December 31, 2021. We have converted the measurement of the assured energy to MWh so that we can compare it against the energy generated.

			Actual Operational
	Assured Energy	Generated Energy(1)	Utilization

	(MWh)		(%)
Hydroelectric plants:
Anta	139,284.00	135,534.28	97%
Balbina	1,158,948.00	1,420,768.16	122%
Barra do Rio Chapéu	75,423.60	65,949.78	87%
Batalha	427,488.00	197,425.42	46%
Boa Esperança (Castelo Branco)	1,190,484.00	1,136,583.29	95%
Coaracy Nunes	548,376.00	594,793.77	108%
Complexo de Paulo Afonso	18,516,888.00	8,624,712.01	47%
Corumbá I	1,904,424.00	1,464,944.51	77%
Curemas	8,760.00	0.0	0%
Curuá-Una	217,248.00	243,899.21	112%
Funil(Furnas)	1,007,400.00	815,523.76	81%
Funil (Chesf)	95,571.60	48,637.38	51%
Furnas	5,098,320.00	3,108,751.32	61%
Itumbiara	8,312,364.00	3,373,438.77	41%
Jaguari	116,508.00	61,919.60	53%
João Borges	88,826.40	42,751.22	48%
Luis Carlos Barreto (Estreito)	4,339,704.00	2,605,774.38	60%
Luiz Gonzaga (Itaparica)	7,981,236.00	3,971,005.75	50%
Manso (70%)(2)	769,128.00	439,869.27	57%
Marimbondo	6,041,772.00	3,046,184.38	50%
Mascarenhas de Moraes	2,536,020.00	1,505,529.47	59%
Gov. Jayme Canet Jr. (Previously Mauá)(3)	1,731,852.80	1,443,633.74	83%
Passo São João	360,036.40	259,203.87	72%
Pedra	32,762.40	29,641.59	90%
Porto Colômbia	1,629,360.00	1,167,020.56	72%
Samuel	812,052.00	817,724.16	101%
São Domingos	318,864.00	241,907.63	76%
Serra da Mesa(2)	5,584,500.00	3,064,141.98	55%
Simplício	1,536,504.00	1,134,481.89	74%
Sobradinho	4,419,420.00	2,229,357.88	50%
Tucuruí	35,207,316.00	32,442,955.58	92%
Xingó	17,891,424.00	9,835,790.37	55%
Total	130,098,264.00	85,569,854.98	66%
(1)	Excluding (i) Itaipu, which is owned equally by Brazil and Paraguay; and (ii) any energy generated through our participation in SPEs.
(2)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of the plant.
(3)	We own 49.0% of the Mauá plant. Figures in this table refer to the entire capacity/utilization of the plant.

See “—Concessions” for information on the hydroelectric power plants operated by Chesf, Eletronorte and Furnas.

Hydroelectric utilities in Brazil are required to pay a royalty fee of 6.7% of the power generated to the Brazilian states and municipalities in which a plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources. Fees are established independently by each state and/or municipality as applicable and are based on the amount of energy generated by each utility and are paid directly to the states and municipalities. Fees for the states and municipalities in which we operate were R$474 million for the year ended December 31, 2021, R$547 million for the year ended December 31, 2020, and R$445 million for the year ended December 31, 2019. These fees are included as operating costs in our consolidated financial statements.

We have financed and intend to continue to finance these plants from cash flow from operations, future indemnification payments received pursuant to Law No. 12,783/13, receivables from loans granted to Itaipu and, if necessary, from financing obtained in the domestic and international capital markets and/or multilateral agencies as well as asset disposals.

Thermal Plants

As of December 31, 2021, we owned and operated nine thermal plants. Thermal plants include coal, oil and gas power generation units. The total installed capacity of our thermal plants was 1,505 MW as of December 31, 2021, compared to 1,595 MW as of December 31, 2020 and 1,770 MW as of December 31, 2019.

The following table sets out information regarding our thermal plants as of December 31, 2021:

			Actual Operational
	Assured Energy	Generated Energy(1)	Utilization

	(MWh)		(%)
Aparecida	1,314,000.00	915,195.36	69%
Araguaia(2)	—	—	—
Candiota III - Phase C	2,298,624.00	2,215,635.18	96%
Mauá 3	4,443,072.00	3,969,937.19	89%
Roberto Silveira (Campos)(3)	183,084.00	—	—
Santa Cruz(4)	2,460,158.40	1,730,093.40	70%
Santana(5)	—	120.01	—
Santana II(5)	—	203.76	—
Santa Rita(5)	—	106.65	—
Total	10,698,938.40	8,831,291.55	83%
(1)	Generated Energy does not include energy generated through our participation in SPEs or isolated systems.
(2)	Ordinance MME 331 of August 14, 2018 authorized the de-commissioning of Thermoelectric Generating Plant UTE Araguaia. Eletronorte, through CE-CRR-0118, of June 20, 2018, requested ANEEL revoke the authorization granted to UTE Araguaia. However, the Association of Municipalities of Araguaia - AMA filed a public civil action against Eletronorte in Mato Grosso. Eletronorte requested ANEEL suspend the proceeding. In October 2018, Eletronorte filed a lawsuit in Federal Court, which is still pending judgment. Eletronorte requested that SCG/ANEEL resume the proceeding to revoke the authorization to UTE Araguaia. On November 6, 2019, SCG/ANEEL asked Eletronorte to demonstrate that this public civil action no longer has any effect. Eletronorte presented the requested clarifications. Eletronorte reiterated its claim on May 26, 2020. On May 10, 2021, Eletronorte requested reimbursement of demobilization costs and other residual fixed costs resulting from the termination of the Araguaia contract. ANEEL has not responded to Eletronorte’s claims for reimbursement.
(3)	TPP Roberto Silveira (Campos) is not in commercial operation.
(4)	The concessionaire has requested that ANEEL extend the concession. The conditions of this concession remain in force.
(5)	Plants were available since May 2021, subject to the deadline established in Ordinance No. 406/2020. They were not dispatched by the ONS in the second quarter of 2021, and only the internal consumption of fuel oil for the maintenance of the GU’s has occurred. Commercial operation of TPP Santana II and TPP Santa Rita released through Dispatch ANEEL 3,273/2020 and commercial operation of TPP Santana released through Dispatch ANEEL 3,341/2020. These thermal plants were emergency plants, for the purpose of complying with Ordinance No. 406, of November 6, 2020 and do not have a physical guarantee.

Each of our thermal plants operates on coal, gas or oil. The fuel for the thermal plants is delivered by road, rail, pipeline or waterway, depending on the location of the relevant plant.

We try to operate our thermal plants at a consistent, optimal level in order to provide a constant source of electricity production. Our thermal plants are significantly less efficient and have significantly shorter useful lives than our hydroelectric plants. We incurred gross expenditure for fuel purchased for energy production of R$2,338 million as of December 31, 2021, compared to R$2,092 million as of December 31, 2020 and R$2,107 million as of December 31, 2019, which were reimbursed to us from the CCC Account in accordance with Law No. 12,111/09.

As we sold our six distribution companies by April 2019, we significantly decreased our reliance on reimbursements from the CCC Account. Currently, only Eletronorte operates and generates energy in the Isolated System and is reimbursed by the CCC Account for any generation costs that exceed the average generation cost on the Regulated Market. The Brazilian Government created the CCC

Account in 1973 to establish financial reserves to cover the costs of acquiring fossil fuels to be used in the thermal plants of the Interconnected Power System.

In 1993, the scope of the CCC Account was extended to the Isolated System. Part of the costs of the acquisition of fuel for thermal generation in remote areas of northern Brazil which were not part of the Interconnected Power System, were reimbursed from the CCC Account. The CCC Account was funded through a charge on the Brazilian electricity sector that was paid for by all electricity distribution and transmission concessionaires to subsidize generation costs in areas not yet part of the Interconnected Power System, called Isolated Systems. The CCEE has managed the funds in the CCC Account since May 2017.

Since the enactment of Law No. 12,111/2009, the reimbursement for the thermal plants located in the Isolated System is no longer related to the cost of fuel acquisition, but part of the total cost of generation to serve each electric system not included in the Interconnected Power System. With the enactment of Law No. 12,783/2013, the portion referring to the CCC Account is no longer included in the final consumer tariff and, consequently, the collection of the annual contribution by the distributors no longer exists. The additional costs for the fuel used in the operation of thermoelectric plants began to be covered by funds from the CDE Account. The CDE Account is also used to reimburse the costs resulting from the acquisition of national mineral coal for thermal coal generation in the Interconnected Power System. We managed the CDE and CCC Accounts until May 2017, until the management of the funds was transferred to the CCEE in compliance with Law No. 13,360/2016.

Currently, ANEEL’s Normative Resolution 801/2017 establishes rules for the planning, formation, processing and management of the CCC Account, in addition to establishing the rules for reimbursement of the cost of fuel consumption for coal-fired thermoelectric generation, through the CDE Account. Following the sale our former distribution companies in April 2019, we have significantly reduced our reliance on CCC Account reimbursements. Currently, only Eletronorte is reimbursed by the CCC Account for generation costs that are above the average cost of generation in the regulated market.

The following tables set forth information relating to the price paid and amount of fuel purchased for use in our thermal plants in the periods indicated:

	Year ended December 31,
	2021	2020	2019

	(R$thousands)
Type of fuel
Coal	168,286	76,408	103,218
Light oil	2,263	13,175	3,914
Crude Oil	5,979	3,893	6,790
Gas	2,801,837	2,095,779	2,045,251
Others (tons)	524,464	500,959	78,447
Total	3,502,829	2,690,213	2,237,650

	Year ended December 31,
	2021	2020	2019
Type of fuel
Coal (tons)	2,132,788	1,105,836	1,472,253
Light oil (liters)	614,857	3,916,625	927,000
Crude Oil (tons)	2,406	2,635	3,331
Gas (m3)	1,723,188,899	1,355,630,069	1,616,901,568
Others (tons)	101,466	67,327	107,643

Nuclear Plants

Nuclear power plants represent approximately 1.2% of the total installed electricity generation capacity in Brazil as of December 31, 2021. The ONS considers important to have nuclear power plants in operation in Brazil. Pursuant to the Brazilian Constitution, the ownership and operation of nuclear power plants must remain a monopoly of the Brazilian state. As of the date of this annual report, we own 99.9% of Eletronuclear. However, if our Proposed Privatization is consummated, we will transfer our controlling interest in Eletronuclear to ENBPar. See “Item 4A. History and Development—Proposed Privatization” for further information.

With respect to our nuclear plants in operation, we have two nuclear power plants, Angra 1, with an installed capacity of 640 MW and Angra 2, with an installed capacity of 1,350 MW.

The following table sets out information regarding our Angra 1 and Angra 2 nuclear plants as of December 31, 2021 and for the year then ended:

	Installed Capacity	Generated Energy(1)	Assured Energy(2)	Began Service(3)

	(MW)	(MWh)
Nuclear plant:
Angra 1	640	5,131,902.011	4,478.1	January, 1985
Angra 2	1,350	9,572,685.587	10,582.1	September, 2000
Total	1,990	14,704,587.598	15,060.2
(1)	Gross Generated Energy.
(2)	For our nuclear plants, assured energy is defined by the MME.
(3)	Commercial operation in: Angra 1 – January 1985 and Angra 2 – September 2000.

Angra 1 operated at 90.84% capacity as of December 31, 2021 in line with industry standards. Accordingly, the gross generated energy of Angra 1 was 5,131,902.011 MWh until December 31, 2021. Angra 1 had its refueling and maintenance outage during January and February 2021.

Angra 2 operated at 78.89% capacity as of December 31, 2021 in line with industry standards. Accordingly, the gross generated energy of Angra 1 was 9,572,685.587 MWh until December 31, 20201. Angra 2 did not have its refueling and maintenance outage between June and July 2021.

The main material used in the generation of thermonuclear electricity is nuclear fuel, which is supplied in Brazil solely and exclusively by INB, a state-owned mixed economy company linked to the MME, which, on behalf of the Federal Government, exercises the monopoly of production and sale of nuclear materials in Brazil. Both Angra 1 and Angra 2 utilize uranium obtained pursuant to contracts with INB, which is also responsible for processing uranium used at both nuclear plants. Since 2018, when it was still subordinated to the Ministry of Science, Technology, Innovation, and Communications - MCTIC, INB has experienced significant budget reductions and severe limitations in the Federal Government’s Fiscal Budget, which has severely restricted its ability to honor its commitments, including the acquisition of raw material required to generate nuclear fuel, including domestic and imported uranium. Considering the risk of a potential shut down of the Angra 1 and 2 plants, as well as the commitment and importance of the Almirante Álvaro Alberto Nuclear Center’s (CNAAA) electricity supply to the Interconnected Power System, Eletronuclear’s management has raised these risks and concerns to the various entities to which it is subordinated, to attempt to resolve these supply threats. Currently, INB is considered a dependent state-owned company with regard to the Brazilian federal budget. INB has advised that the amounts approved in its fiscal budget may risk their ability to meet their contractual obligations to Eletronuclear, which may limit our ability to obtain materials required to generate electricity, including fuel components. As a way to overcome these obstacles, Eletronuclear and INB entered into an agreement to supply fuel components on February 24, 2022, which covers five refills for each of the plants currently in operation (Angra 1 and Angra 2) starting in 2022. As a next step to solve INB’s budget difficulties, its managers will engage the governmental authorities in discussions, including the MME and the ME, to make INB independent from the Treasury. Once independent, the INB will work to achieve a sustainable fiscal condition in order to remove its budgetary designation as a “dependent state-owned company,” which would support the security of its operations and its ability to comply with the compliance with its agreement with Eletronuclear. This would eliminate the risk of INB not producing the refills contracted by Eletronuclear due to budgetary constraints. We, together with the MME, have been making representations to the ME to overcome the budgetary difficulties currently experienced by the INB.

Under the terms of the nuclear plants’ contracts with INB, the fuel elements are shipped by truck to the nuclear plants. Eletronuclear bears responsibility for the safe delivery of that fuel. To date, Eletronuclear (and the previous owner of Angra 1, Furnas) have experienced no material difficulty in the transportation of fuel to Angra 1 and Angra 2. On March 19, 2019, the convoy transporting fuel for recharging at the Angra 2 reactor encountered an unrelated exchange of gunfire on its route to the reactor. The convoy was not the target of the gunfire, no one was injured and there were no issues regarding nuclear safety. Since this incident, no convoy transporting fuel has encountered any difficulties. In addition, low-level nuclear waste (such as filters and certain resins) is stored in specially designed containers at an interim storage site on the grounds of the plants. Similar to many other countries, Brazil has not yet created a permanent storage solution for nuclear waste. Spent nuclear fuel is stored in compact storage racks in the fuel pools inside nuclear power plants. In the first half of 2021, the Brazilian Institute of Environment and Renewable Natural Resources, or IBAMA, granted the Initial Operation of the Complementary Dry Storage Unit for Irradiated Fuels (UAS) of the Almirante Álvaro Alberto Nuclear Plant (CNAAA) and the Complementary Dry Storage Unit for Irradiated Fuels (UAS) also of CNAAA in Rio de Janeiro. The cost relating to the decommissioning of nuclear power plants Angra 1 and Angra 2 is included in note 34 to our Consolidated Financial Statements. In 2014, Eletronuclear prepared the first version of the Preliminary Decommissioning Plan. The actual amount of this provision is set forth in the last updated Preliminary Decommissioning Plan of the National Safety Authority in 2018.

As of December 31, 2021, the decommissioning cost (at present value) of Angra 1 and Angra 2, was estimated at R$1.8 billion and R$1.4 billion, respectively. We estimate the economic useful life of these plants to be 40 years. However, there are studies to extend the useful life of Angra 1. Eletronuclear makes monthly provisions for the estimated present values of the decommissioning costs related to Angra 1 and Angra 2 to be paid to a federal fund managed by Banco do Brasil. The plant has a 40-year operating license, which expires in 2024. In October 2019, Eletronuclear filed with the CNEN the license renewal request for Angra 1 until 2044, according to US NRC standards. The amount of this provision is supported by a Decommissioning Cost Estimate (“DCE”) developed by Eletronuclear and applied to the National Safety Authority in 2018. The DCE is included in the last version of Preliminary Decommissioning Plan.

Eletronuclear has annual revenues established by ANEEL. In 2021 the annual revenue established by ANEEL was R$3,424 million. Approximately 50 Brazilian utilities have a quota obligation sourcing energy from Eletronuclear. These utilities are responsible for paying Eletronuclear revenue and their obligations were defined in ANEEL Resolutions No. 2,809/2020 and 2,821/2020. ANEEL has also established incentive targets to help align Eletronuclear’s operations with Brazilian market expectation. The overall performance is measured by the difference between the energy delivered to the market in one year and the target defined by ANEEL in the same year. As the overall performance by Angra 1 and 2 were below the targets defined by ANEEL during 2020, the incentive target resulted in a refund of R$267.1 million in 2021.

Eletronuclear started construction of Angra 3 during the second half of 2009. In March 2009 and May 2010, the IBAMA and the CNEN issued, respectively, the installation license and the construction license for Angra 3. The Angra 3 plant is estimated to have a generation capacity of 1,405 MW.

Construction stopped in 2015 when the media reported allegations of potential illegal activities by companies that provide services to Eletronuclear in relation to Angra 3 (see “Item 4E. Information on the Company—Compliance—Independent Investigation” for further information). In addition, Eletronuclear failed to make certain capital contributions required by loan agreements with BNDES and Caixa Econômica Federal. Eletronuclear is continuing to make the minimum payments required to preserve the existing plant infrastructure and to maintain the equipment and materials already purchased out of receivables from Angra 1 and Angra 2.

We estimate that the resumption of the project with sustainable conditions requires a further investment of R$21.0 billion. If Eletronuclear receives the necessary funding and is in financial condition to invest further in the project, we believe Angra 3 could commence operations by the end of 2027. To achieve this, Eletronuclear hired Alvarez e Marsal — A&M in April 2018 to assist it in (i) structuring the necessary business model; (ii) the Angra 3 tariff review claim; and (iii) the financial and operational structuring of a potential partnership with a foreign investor.

To make a partnership attractive for potential investors, Eletronuclear applied to the CNPE for a review of the tariff for Angra 3. On October 9, 2018, the CNPE granted its request for a revised tariff (including taxes) of R$480 per MWh with a reference date of July 2018. In addition, the CNPE requested that the MME through the CPPI defines the exact business model to form the framework for the partnership. On July 16, 2019, a presidential decree was published, qualifying Angra 3 in the Investment Partnership Program. The same decree created an Interministerial Committee to guide the process of defining the business model to be effectively adopted. This committee is made up of representatives of the MME, the Ministry of Economy, the Investment Partnership Program (PPI), and the Presidential Institutional Security Office. Eletronuclear has also hired BNDES as a consultant in the ongoing evaluation of the business model for the completion of Angra 3.

In June 2020, after validation by the Interministerial Committee, the model proposed in the final report prepared by BNDES, to enable the resumption of the Angra 3 project, was approved by the CPPI. The approval initiated the second phase as foreseen in the model. The selected model involves the hiring of a company specialized in EPC contracts to finish the work. After the delivery of the proposed model, BNDES started the next phase, detailing the selected model. The CPPI also decided that, because the selected model does not require a partnership similar to the PPI program, the CNPE should oversee the project and monitor the work for the completion of Angra 3.

In July 2020, following the approval by the CPPI of the model for resumption of the Angra 3 project, we approved the forecast of investment at Eletronuclear, through AFACs, of R$1.2 billion in 2020 and R$2.4 billion in 2021. This investment is to enable the Critical Line Acceleration Plan for the Angra 3 project, as approved by Eletronuclear in May 2020 in order to maintain the schedule for the start of commercial operation of the project and also a strategy complementary to the model proposed by BNDES.

In August 2020, following the approval by the CPPI, we approved the Critical Line Acceleration Plan for the Angra 3 project, with the forecast of investment at Eletronuclear, through AFACs, of R$1.2 billion in 2020 and R$2.4 billion in 2021, to enable the resumption of construction of the Angra 3 plant.

The main objective of the acceleration plan is to preserve the plant’s start-up date, scheduled for November 2027. The acceleration plan will occur in parallel with the execution of the structuring of the model selected by the CPPI and does not compete with the solution for the complete project being worked on by BNDES.

In the first quarter of 2021, Law No. 14,120/2021 was signed by the President of Brazil, giving additional protection to the Angra 3 project regarding the tariff. The law establishes a legal framework for several issues related to the project, providing legal certainty that Eletronuclear can invest in the resumption of the construction of the plant. One of the most important points is the termination of the existing reserve energy contract, without prejudice to the parties involved, in addition to the agreement for a new contract, with the price of energy that meets the profitability of the project and the low tariff. There will also be, as provided for in the law, the appropriation to the energy price of the possible gains that may occur during the competitive process of contracting suppliers for the conclusion of the project.

Throughout the year of 2021, we made an AFAC of R$2.447 billion at Eletronuclear in line with our Critical Line Acceleration Plan for Angra 3.

However, in order for any partnership and the resumption of the project to be successful, the financial condition of Eletronuclear has to improve significantly as the business model requires cash flows of almost R$60 million per month, or about R$0.7 billion per year to be invested by Eletronuclear in Angra 3. In order to achieve this, Eletronuclear will be required to negotiate waivers from BNDES and Caixa Econômica Federal  to postpone certain payments until the commencement of operations of Angra 3 as well as renegotiate other loan agreements required for the completion of the project. Eletronuclear has been able to meet its financial obligations relating to all of the financing agreements executed by Eletronuclear, particularly the credit lines it has obtained from the Caixa Econômica Federal and BNDES for the Angra 3 project. Besides the financial obligations, Eletronuclear has also honored the non-financial covenants included in these agreements. Regarding the deadline for the establishment of the reserve account, an obligation under the financing agreement with BNDES, Eletronuclear has already requested a new postponement of the deadline, which expires on June 30, 2022. With respect to waivers for contracts entered into with Caixa Econômica Federal and BNDES, which correspond to Eletronuclear’s most significant debt service obligations, obtaining these waivers falls within the scope of Service C contracted with BNDES as a part of the Angra 3 recommencement project. The consortium that will be responsible for providing Service C has already been contracted, and the list of products and services to be provided includes financial advisory services for restructuring the current debt, raising new funds and identifying potential lenders.

Additionally, on October 20, 2021, the National Council for Energy Policy – CNPE issued its Resolution No. 23, establishing the parameters for the tariff by BNDES, ensuring adequate returns for their investments.

We have recorded impairments in respect of Angra 3. As of December 31, 2021, the amount of impairment, accumulated and recognized on our balance sheet, totaled R$4.5 billion. In 2021, progress has been made in studies and measures have been taken for the resumption of work at Angra 3. Also, legal advances, such as the publication of Law 14,120/21 and CNPE Resolution No. 22, have established the parameters of calculation of the tariff for the sale of energy at Angra 3 and guarantee the economic-financial balance of the project. However, without the formal definition of the energy tariff approved by the legislature, there was no change in the provisions for impairment in 2021. In addition, with the signing of the civil works contract, the consortium should start in the first half of 2022. For further information, see note 22 to our Consolidated Financial Statements and “Item 3.D Key Information—Risk Factors—Risks Relating to our Company—Until we complete the construction of our Angra 3 nuclear power plant, our financial condition and results of operations may be materially adversely affected.”

In February 2022, Eletronuclear signed a service agreement allowing the resumption of the work on the Angra 3 Plant, within the scope of the Critical Path Acceleration Plan between Eletronuclear and the consortium formed by Ferreira Guedes, Matricial and ADtranz. Among the main measures included in the Critical Path Acceleration Plan is the conclusion of the concrete superstructure of the Angra 3 reactor building, followed by a bidding process to hire the company or consortium that will complete the plant’s construction and electromechanical assembly.

Shutdowns and strikes in the last three fiscal years

On June 14, 2019, a strike occurred. The strike lasted for one day and was related to external political factors affecting our industry and, accordingly, the striking employees did not present demands to us. The strike did not have a material financial or operational impact on us.

In 2020 we did not experience any strikes or shutdowns.

In 2021, we experienced a strike from July 15 to 17, 2021 related to external political factors affecting our industry and, accordingly, the striking employees did not present demands to us. The strike did not have a material financial or operational impact on us.

In 2022, we experienced a strike from January 17 to February 9, 2022. Following a period of suspension, the strike was resumed on February 25, 2022. The strike was again suspended March 9, 2022, and as of the date of this annual report, it is continuing at Eletrobras and Furnas.

The 2022 strike is related to various issues, such as health care benefits, the 2018 and 2021 profit sharing programs (PLR), travelling per diems, and overtime in remote working, and disagreements on issues involving with certain aspects of our Proposed Privatization. There are suits filed with the Superior Labor Court (TST) that are still pending trial, in order to resolve the controversies related to the strikes under applicable labor legislation and our collective bargaining agreements (Acordos Coletivos de Trabalho). As of the date of this annual report, these strikes did not have any material economic or operational impact on us.

Sales of Electricity Generated

We sold R$26,277 million of electricity in the year ended December 31, 2021, compared to R$22,620 million of electricity in the year ended December 31, 2020 and R$23,723 million in the year ended December 31, 2019. These sales are made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers.

We sell energy in two marketing environments available in the Brazilian market. In the Free Market the contracts are freely agreed with energy traders, free consumers or other generators. In the Regulated Market the contracts are executed with the energy distributors and are agreed through public procurement auctions and bilateral contracts entered into by Eletronorte. The following table sets forth our sales through auctions, maintenance and operating revenue and our sales through free market or bilateral contracts in the regions we served for the periods presented:

	Year Ended December 31,
	2021		2020		2019
	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)
Supply(1)	58,676,767	15,261,475	64,393,133	14,425,819	63,576,774	15,810,784
Provision	18,136,906	3,334,527	17,918,304	2,661,499	16,054,753	2,282,200
CCEE	—	3,090,100	—	1,176,156	—	1,353,218
Operating and maintenance revenues	65,384,377	4,220,474	65,446,685	3,982,409	65,275,583	3,549,019
Plants’ construction revenues	—	82,205	—	37,800	—	49,353
Return rate updates - Generation	—	—	—	—	—	—
Itaipu on lending	—	65,831	—	13,566	—	269,432
(1)	For comparative purposes, adjustments were made to Uruguay’s energy import revenues in 2019 and 2020, since they were being accounted for in supply and were repositioned, starting to be accounted for in the CCEE. For this reason, in those years, the import values (MWh) in supply were disregarded.

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

Transmission

In Brazil’s Interconnected Power System, the majority of hydroelectric plants are distant from the large centers of power consumption, and therefore Brazil developed an extensive transmission system. As of the date of this annual report, we are the largest transmission company in Brazil, according to data from the ONS. The system that provides energy at high voltages (from 230 kV to 800 kV, in AC and DC technologies) is known as the Main Grid. Additionally, there is a small portion of Brazil’s transmission system that is still isolated from the Interconnected Power System.

In order to be compatible with the methodology applied by the MME, the direct current transmission lines extension was considered by pole instead of by section from the fourth quarter of 2020. In accordance with this new methodology, we own 66,556 km of transmission lines as of December 31, 2021, compared to 66,431 km of transmission as of December 31, 2020, and 65,750 km as of December 31, 2019. Including subsidiaries, we owned approximately 74,087 km in operation as of December 31, 2021, 76,129 km in operation as of December 31, 2020 and 76,136 km in operation as of December 31, 2019.

Total transmission lines in 2021 included 9,408.29 km corporate (fully owned by us), and not renewed pursuant to Law No. 12,783/2013; 57,148.77 corporate km under the O&M Regime, renewed pursuant to Law No. 12,783/2013; and 7,530.21 km corresponding to the proportion of our stake in SPEs. Total transmission lines in 2020 included 9,128 km corporate (fully owned by us), and not renewed pursuant to Law No. 12,783/2013; 57,303 corporate km under the O&M Regime, renewed pursuant to Law No. 12,783/2013; and 9,698 km corresponding to the proportion of our stake in SPEs. Total transmission lines as of December 31, 2019 included 8,318 km corporate and not renewed pursuant to Law No. 12,783/2013; 57,432 corporate km under the O&M Regime, renewed by Law No. 12,783/2013; and 10,386 km corresponding to the proportion of our stake in SPEs. For further information, see “—Lending and Financing Activities—Equity Participation.”

According to the old methodology, when the direct current transmission lines extension was considered by section, we owned 64,138 km as of December 31, 2019. Including private partnerships, we owned 71,154 km as of December 31, 2019.

The following map shows the geographic location of the Brazilian transmission system, as of December 31, 2021:

As of December 31, 2021, the total length of our transmission lines, by subsidiary, were:

	Total	Voltage
	length	Levels
	(km)	(kV)
Furnas	25,952	69 — 765
Chesf	23,570	69 — 500
CGT Eletrosul	12,421	69 — 525
Eletronorte	12,144	69 — 500

As of December 31, 2021, the total length of our transmission lines, by subsidiary and by voltage level, excluding partnerships, were:

								Total
		±600 kV	525/500					Length
	765 kV	(DC)(1)	kV	345 kV	230 kV	138 kV	132/13.8kV	(km)
Company:
Chesf	0	0	5,663	0	15,421	462	255	21,801
Eletronorte	0	0	3,247	0	7,296	440	116	11,099
CGT Eletrosul	0	0	4,133	0	6,056	1,680	84	11,954
Furnas	2,698	3,224	4,893	6,337	2,074	2,311	165	21,702
Total	2,698	3,224	17,937	6,337	30,847	4,894	602	66,557
(1)	DC means “direct current.”

As of December 31, 2021, our transmission system was composed of approximately 74,087.27 kilometers of transmission lines with voltage levels equal to 230 kV or higher, including partnerships, corresponding to approximately 40.2% of the total transmission lines in the Main Grid. The following table presents this percentage by voltage level:

			±600 kV	525/500
	±800 kV	765 kV	(DC)(1)	kV	400 kV	345 kV	230 kV	Total
Entity:
Eletrobras	22.7%	100.0%	43.7%	32%	0.0%	61.3%	49.0%	40.2%
Other Companies	77.3%	0.0%	56.3%	68.2%	100.0%	38.7%	51.2%	59.7%
Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
(1)	DC means direct current.

Losses of electricity in our transmission system were, as of December 31, 2021, approximately 0.81% of all electricity transmitted in the system. For the fiscal years of 2020 and 2019, the losses were approximately 1.16% and 1.52%, respectively.

Transmission lines have a RAP which is set by ANEEL and considers account the investment, operation and maintenance costs of a transmission project. The RAP is updated annually pursuant to the rules of ANEEL. Similar to the generation concessions, a large part of our transmission concessions was renewed under Law No. 12,783/2013 and began to be remunerated through operation and maintenance tariffs.

The amount of our RAP was R$17,450 million as of December 31, 2021, compared to R$12,248 million as of December 31, 2020.

In February 2022, ANEEL released, through Technical Note No. 13/2022-SGT/ANEEL, the rectification of the results of the 2018 periodic reviews of the RAP of the transmission concessionaires extended under Law No. 12,783, of October 24, 2013, as amended (“Law No. 12,783/2013”).

The financial differences related to the tariff cycles 2020/2021 and 2021/2022, due to the rectification, will be considered in the form of an adjustment tranche in the cycle 2022/2023.

The effects of the revisions of the RAPs will be recorded in the books soon after ANEEL publishes the resolution of official approval for the 2022/2023 cycle, at which time we will know the definitive financial effects resulting from the rectification of the 2018 periodic revisions.

Through our subsidiary, Furnas, we received 7,898.06 R$/MW per year in a monthly basis (as of December 31, 2021) for the transmission of electricity generated by Itaipu. The transmission charge from the Itaipu power plant is used to remunerate Furnas for the availability and exclusive use of its transmission system for this power plant. This system comprises the 750 kV AC Itaipu/Ivaiporã and the ±600 kV DC Itaipu/Ibiúna transmission lines, that are not part of the Main Grid.

Net revenues from transmission represented 41.8% of total net revenues before eliminations among our segments for the year ended December 31, 2021, compared to 35.9% for the same period in 2020.

In addition to operating and maintaining its transmission system, in accordance with the standards of performance and quality required by ANEEL, we have actively participated in the expansion of the transmission system, through concessions conducted by ANEEL, through corporate ventures or partnerships.

The major transmission project currently under development is a 192 km long 230 kV transmission line, in the northeastern region of Brazil. The planned investment is R$101.59 million (according to the annual review in June) and the project is expected to be completed by the end of 2022. Part of the project was completed in 2021 (approximately 70 km).

In 2021, we invested R$1,863 million in transmission activities, of which R$1,164 million was invested in our facilities, R$508 million was invested through partnerships with special purpose entities and R$191 million was invested in maintenance, representing 75% of the total investment budget for 2021 in transmission activities in the amount of R$2,497 million.

Distribution

We discontinued our distribution activities in Brazil, as reflected in our consolidated financial statements as of and for the year ended December 31, 2019.

In February 2018, at the 170th Extraordinary Shareholders Meeting, our shareholders ratified their decision taken in 2016 to sell our six distribution companies as well as the assumption by us of these distribution companies’ rights to the CCC Account and the CDE Account in the total amount of R$8.4 billion recognized in their respective financial statements considering adjustments through June 30, 2017 as well as debts of the same amount. The sales occurred in 2018. The contracts for the purchase and sale of shares of CEAL and Amazonas D were not signed before December 31, 2018, and, therefore, the assets and liabilities of these companies were classified as assets held for sale in our financial statements as of and for the year ended December 31, 2019.

On July 26, 2018, through auctions on the B3, we auctioned our participation in Cepisa to Equatorial Energia for R$45.5 thousand (recognizing 100% of tariff flexibility losses and costs due to labor, materials, third party services and other expenses, in addition to the granting of a bonus of R$95 million). On July 26, 2018, we auctioned our participations in Eletroacre and Ceron to Energisa and Boa Vista Energia to Oliveira Energia and Atem Consortium each for R$45.5 thousand (representing no gain). On December 10, 2018, we auctioned our participation in Amazonas D to the Oliveira Energia & Atem Consortium for R$45.5 thousand (representing no gain). We received approvals from CADE and ANEEL for the sale of Eletroacre, Cepisa, Amazonas D, Ceron and Boa Vista Energia and entered into sale agreements for each of those sales. The auction for the sale of our participation in Ceal was suspended in June 2018 as a result of an injunction granted by the STF, which was reversed in November 2018. Equatorial Energia won the auction for the sale of our participation in Ceal in December 2018 for R$45.5 thousand (representing no gain). In October 2018, Cepisa and Ceron were the first distribution companies for which we transferred control to their new shareholders. In December 2018, we transferred our control of Eletroacre and Boa Vista to their new shareholders. The transfer of control of Ceal took place in March 2019, after the sale was approved by CADE and ANEEL. In April 2019, we transferred our control of the last distribution company, Amazonas D, to its new shareholders, ending the sale process of our distribution companies.

However, the sale process of our distribution companies (Amazonas D, Ceron, Eletroacre, Cepisa, Ceal and Boa Vista Energia) may still impact our results. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Company—We may not receive the full value of receivables from the CCC Account transferred during the sale process of our distribution companies.”

Lending and Financing Activities

Loans Made by Us

Brazilian law allows us to only lend to our subsidiaries. Historically, Brazilian law allowed us to act as lender to our subsidiaries and to public energy utilities under our control. While certain of these companies are no longer subsidiaries nor in our group, the majority of our loans are to related parties. Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of our operations because most companies in the industry were state-owned, allowing us to engage in lending activities to them. However, as the result of privatization, the number of companies to whom we may lend has diminished and lending is no longer a significant aspect of our business. The total amounts we recorded on our balance sheet are R$5.8 billion as of December 31, 2021,

R$10.9 billion as of December 31, 2020 and R$14.3 billion as of December 31, 2019. Of this total amount, loans to Itaipu accounted for R$0.7 billion as of December 31, 2021, R$4.2 billion as of December 31, 2020 and R$5.8 billion as of December 31, 2019.

Sources of Funds

We obtain funding for our lending activities from loans from financial institutions and offerings in the capital markets of securities issued in the international and domestic market (debentures). As of December 31, 2021, our consolidated long-term debt exclusively associated with financings, loans and debentures was R$35,781 million. As of December 31, 2020, our consolidated long-term debt was R$35,591 million (R$27,544 million in financings and loans and R$8,047 million in debentures), compared to R$40,184 million (R$34,304 million in financings and loans and R$5,881 million in debentures) as of December 31, 2019.

As per new funds obtained in 2021, on April 15, 2021 we launched our third issuance of debentures in Brazil in the amount of R$2.7 billion, divided into two series, as per the “Private Deed Instrument of the 3rd Issuance of Simple Debentures, Non-Convertible Shares, Unsecured, in Two Series, for Public Distribution with Restricted Efforts, of Centrais Elétricas Brasileiras S.A.” The issued amount, remuneration and amortization of each series were as follows:

Series	Value (in R$Billion)	Interest Rate	Maturity
First	R$1.2	CDI + 1.8%	5 years (bullet)
Second	R$1.5	IPCA + 4.9126%	10 years (bullet)

In addition, we utilize borrowings from the RGR Fund to on-lend to our subsidiaries and other electricity companies. As of December 31, 2021, 2020, and 2019, we incurred interest at 5.0% in respect of borrowings from the RGR Fund and charge an average administrative fee of up to 0.9% on funds which we on-lend to subsidiaries and other entities.

According to Decree No. 9,022/2017, we are not the guarantor of any funding from the RGR Fund provided to third parties. However, we are responsible for the contractual management of the financing contracts with resources from the RGR Fund signed until November 2016, which must be transferred to the RGR Fund up to five days from the date of actual payment by the debtor.  As of December 31, 2020, we changed the presentation of the operation of the RGR Fund in our financial statements as result of this decree.  We now offset the assets and corresponding liabilities considering that our obligation to pay is conditioned on the receipt of the corresponding asset, meaning that we are not exposed to credit risk in for these operations.

Material Financial Agreements

Eletrobras as debtor

In the years ended December 31, 2021, 2020 and 2019, we secured funding through (i) local loans and financing from private financial institutions; (ii) bond issuances in the foreign market; and (iii) debentures issuances in the local market. Below is a list of our material indebtedness:

(i)	Bonds issued in 2020 (with maturities in 2025 and 2030);
(ii)	Debentures issued by us and our subsidiaries;
(iii)	Loans from BNDES (direct and pass-through);
(iv)	Loans from other state-owned banks, especially Caixa Econômica Federal and Banco do Brasil S.A.; and
(v)	Loans from Petrobras and Vibra Energia due to the privatization of our former distribution subsidiaries.

The above financial agreements represent 80.50% of the debt raised by us. On December 31, 2021, the aggregate about of our debt was R$44.0 billion (R$47.0 billion on December 31, 2020, and R$47.9 billion as of December 31, 2019).

Further, below is a summary of early redemption clauses included in our financings:

Loan and Programe Agreements – Kreditanstalt für Wiederaufbau: The 2012 Loan and Program Agreement (KfW) provides that a change in the legal status, change in control or change in the debtor’s business objectives is an event of default, provided that such change, in KfW’s reasonable judgment, could be materially harmful to the interests of KfW. Furthermore, the agreement provides that we may not encumber or sell the financed assets before the debt is settled without the prior consent of the creditor.

Loan Agreement No. 7884 – World Bank: The agreement has an early redemption clause if there is a change in our legal characterization, ownership or control that materially affects our ability to fulfill the obligations of the agreement, in the creditor’s opinion.

Bank Credit Notes – Caixa Econômica Federal and Banco do Brasil: The obligations arising from the CCBs issued in favor of Banco do Brasil S.A. and Caixa Econômica Federal may be declared due and payable in the following cases, among others:

(i)	the end of our control (including if resulting from a merger and/or spin-off) or change in our corporate control, unless the Brazilian Government directly assumes the obligations provided for in the agreement; and
(ii)	reduction (for any purpose other than the absorption of losses) in our subscribed and paid-in capital on the date of execution of the agreement, pursuant to the procedure provided for in article 174 of the Brazilian Corporation Law.

Notes – Bonds 2025 and 2030 (issued in 2020): We may be required to offer to repurchase any outstanding Bonds at 101% of their principal amount (plus accrued and unpaid interest) if, as a result of a change in control, (i) one of the rating agencies (in case our rating is evaluated by one or two rating agencies); or (ii) two of the rating agencies (in the event that our rating is evaluated by three rating agencies), decide to downgrade our rating by one or more levels.

Private Debt Assumption Instruments – Petrobras: The obligations arising from the Private Debt Assumption Instruments may be declared due and payable in advance, in the following cases, among others:

(i)	succession of the debtor, or any type of corporate reorganization that results in a change in the debtor’s shareholding control, without the prior consent of the creditors, except when resulting from a privatization process as a result of a law initiated by the Executive Power, provided that such law does not affect the liquidity of any guarantees offered in the Private Debt Assumption Instruments or in any other document; and
(ii)	failure, by the debtor (1) to maintain the ratio obtained by dividing Net Debt by Adjusted EBITDA below (a) 4.0x in fiscal year 2019; and (b) 3.75x times from the 2020 fiscal year.

Item (ii) does not apply to Vibra Energia contracts.

Second Debentures Issuance: The obligations under the Indenture for our 2nd Issuance of Debentures may be declared due in advance in the following cases, among others:

(i)	(a) change in the direct or indirect shareholding control of our relevant subsidiaries (as detailed in the indenture); (b) occurrence of corporate restructurings involving us or our relevant subsidiaries (as detailed in the indenture); (c) disposal of goods and assets, including equity interests, by us and/or our relevant subsidiaries, with individual or aggregate value detailed in the indenture and subject to certain exceptions; (d) redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends in advance, income in the form of interest on equity or any other payments by us to our shareholders, in any capacity, in case we are in default with any of our obligations established in the indenture, except, however, the payment of the mandatory minimum dividend provided for in our bylaws and the portion of the net income allocated to the Special Reserve of Retained Dividends provided for in paragraphs 3, 4 and 5 of article 202 of the Brazilian Corporate Law. In addition, in the event of a Risk Change Event (as defined in the indenture) as a result of a change in control, we will be obliged to make an offer to acquire the debentures for an amount equivalent to the unit face value of the debentures or updated unit face value of the debentures, as applicable, plus applicable interest due up to the date of acquisition (all as defined in the indenture); and

(ii)	our failure to maintain the index obtained by dividing the Net Debt by the Adjusted EBITDA of less than (a) 4.0x in fiscal year 2019; and (b) 3.75x from the 2020 fiscal year, under the indenture.

Third Debentures Issuance: The obligations under the Indenture for our 3rd Issuance of Debentures may be declared due in advance in the following cases, among others:

(i)	change in the direct or indirect shareholding control of our relevant subsidiaries (as detailed in the indenture); (b) occurrence of corporate restructurings involving us and/or our relevant subsidiaries (as detailed in the indenture); (c) disposal of goods and assets, including equity interests, by us and/or our relevant subsidiaries, with individual or aggregate value detailed in the indenture and subject to certain exceptions; (d) redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends in advance, income in the form of interest on equity or any other payments made by our shareholders, in any capacity, in case we are in default with any of its obligations established in the indenture, except, however, the payment of the mandatory minimum dividend provided for in our bylaws and the portion of the net income allocated to the Special Reserve of Retained Dividends provided for in paragraphs 3, 4 and 5 of article 202 of the Brazilian Corporate Law. In addition, in the event of a Risk Change Event (as defined in the indenture) as a result of a change in control, we will be obliged to make an offer to acquire the debentures for an amount equivalent to the unit face value of the debentures or updated unit face value of the debentures, as applicable, plus applicable interest due up to the date of acquisition (all as defined in the indenture); and
(ii)	our failure to maintain the index obtained by dividing the Net Debt by the Adjusted EBITDA of less than 3.75x at the end of each fiscal year, the first calculation being based on the fiscal year ended December 31, 2021, under the indenture.

We monitor compliance with all financial covenants described above and, as of December 31, 2021 and the date of this annual report, we are in compliance with all our obligations under our loans, financings and debentures.

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

During the first quarter of 2018, we sold 21.8% of the capital stock of Energisa Mato Grosso S.A. (“Energisa MT”) representing 540,000 common shares and 3,559,000 preferred shares. We received R$35.7 million for the sale and currently hold approximately 400,000 common shares of Energisa MT, corresponding to 0.18% of its capital stock.

The auctions for the sale of Amazonas D and Ceal took place on December 12, 2018 and December 28, 2018, respectively. In order to proceed with the sales, we made a capital contribution to Ceal, in the amount of R$50 million on February 28, 2019 and transferred our shares to Equatorial Energia on March 18, 2019. We also carried out a capital increase in Amazonas D, on March 3, 2019, in the amount of R$6.0 billion. The total to be paid defined in the Conselho do Programa de Parcerias de Investimento (“CPPI”) was R$8.9 billion. However, the transfer value of the shares of Amazonas GT (merged into Eletronorte) reduced the amount necessary to investments of R$2.89 billion, reducing this final amount to R$6.0 billion. On April 10, 2019, we transferred 99.0% of our shares in Amazonas D to the new controlling shareholder, Consórcio Juruá.

On February 23, 2018, our Board of Directors approved the sale of the interests held by our subsidiaries Chesf, Furnas, Eletronorte and CGT Eletrosul in 71 SPEs, divided into 18 lots. The auction took place on B3, on September 27, 2018 and 11 of the 18 lots offered to the market were sold for a total amount of R$1,297 million. The lots with wind projects located in the states of Rio Grande do Sul, Piauí and Rio Grande do Norte and the lots of transmission SPEs located in the states of Goiás, Amazonas and Pará did not receive any proposals. The sale of the SPEs was subject to approval by the creditor banks of these companies, by CADE, by ANEEL and the non-exercise of preemptive rights by the other shareholders of the SPEs. Of the total of R$1,297 million sold in the auction, we received R$1,226 million for 25 SPEs already transferred in 2019 and another R$42.6 million at the end of January 2020, following the transfer of the last SPE, Transmissão Centro Oeste de Minas S.A. Of the other 45 SPEs resulting from the 2018 auction, 39 were put up for sale through the Competitive Disposal Proceeding No. 01/2019, pursuant to Decree No. 9,188/17, grouped into six lots, five of them related to wind projects and one transmission project. We opened the sale process on July 30, 2019 and received proposals on October 31, 2019, with a base date for prices of December 31, 2018. The negotiation phase began, which ended on March 9, 2020, and aimed to improve initial offerings. Currently, the competitive procedure is in the approval phase of the sale of each lot. The following lot sales have been approved: the sale of lot 6 (Manaus Transmissora de Energia S.A.) for R$232 million, on April 28, 2020, and lot 5 (Eólica Mangue Seco 2 – Geradora e Comercializadora de Energia Elétrica S.A.) for $33 million, on May 11, 2020.

On March 27, 2019, we increased our share capital in Chapada do Piauí I Holding in the amount of R$6.8 million.

On March 28, 2019, we transferred the capital stock of Ceal to Equatorial Energia S.A. On March 28, 2019, our shares in the Pedra Branca, São Pedro do Lago Energética and Sete Gameleiras SPEs, corresponding to 49% of the share capital, were transferred to Brennand Energia S.A. On the same date, Chesf transferred its 49% equity interest in Baraúnas I Energética, Mussambê Energética and Morro Branco I SPEs, as well as its equity interest of, respectively, 1.5% and 1.7% in Baraúnas II Energética and Banda de Couro Energética to Brennand Energia S.A.

On April 29, 2019, we transferred of the capital stock of Empresa de Transmissão do Alto Uruguai – ETAU to TAESA and to DME Energética S.A.

On May 31, 2019, we transferred to TAESA (i) 49.7% of the share capital of Brasnorte Transmissora de Energia; (ii) 24.5% of the share capital of Companhia Transirapé de Transmissão; (iii) 24.0% of the share capital of Companhia Transleste de Transmissão; and (iv) 25.0% of the capital stock of Companhia Transudeste de Transmissão.

On June 25, 2019, we transferred 75.0% of the capital stock of Uirapuru Transmissora de Energia to Copel Geração e Transmissão S.A.

On July 1, 2019, we transferred to Apaete Participações em Transmissão S.A. 49.0% of the capital stock of SPE Amazônia Eletronorte Transmissora de Energia – AETE. On August 23, 2019, we transferred to Ventus Holding de Energia Eólica Ltda. 49.0% of the capital stock of the following SPEs: Brasventos Miassaba 3 Geradora de Energia, Brasventos EOLO Geradora de Energia and Rei dos Ventos 3 Geradora de Energia.

On September 13, 2019, our affiliate AES Tietê Energia undertook a capital increase through the subscription of further shares. In order to maintain our shareholding percentage of 7.94% in AES Tietê Energia, we subscribed for 446,785 shares for the amount of R$4.6 million on September 13, 2019.

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

On November 25, 2019, we transferred one common share of Ceal to Equatorial Energia as a result of the privatization process. Accordingly, we no longer hold any equity interests in Ceal.

On December 17, 2019, we participated in the capital increase in Chapada do Piauí II Holding, contributing R$24.5 million. We also contributed R$19.6 million to Chapada do Piauí I Holding as part of its capital increase on December 26, 2019.

In January 2020, we sold and transferred (i) one residual common share of Amazonas D to the Juruá Consortium as a result of the privatization process and are no longer part of the shareholding structure of Amazonas D; and (ii) all the shares we held in SPE Companhia de Transmissão Centroeste de Minas S.A., amounting to 49% of the total capital stock, to Cemig.

In March 2020, we transferred to Eletronorte 497,946,334 common shares representing the capital stock of Amazonas GT, according to the 176th Extraordinary General Meeting, in the amount of R$3,130.2 million.

In August 2020, we increased the capital of SPE Chapada do Piauí I Holding by issuing 17,150,000 common shares for $17.1 million.

In September 2020, we sold our entire (i) 49.5% stake in SPE MTE to Evoltz Participações S/A for R$251 million; and (ii) 49% shareholding in SPE Eólica Mangue Seco 2 to the Fundo de Investimento em Participações Multiestratégia Pirineus (FIP Pirineus) for R$27.6 million.

Also, in September, Eletronuclear’s capital was increased in the amount of R$1,885.8 million, through the issuance of 22,081,709,937 shares, of which 17,256,190,449 are common shares and 4,825,519,489 are preferred shares, with the conversion of AFACs in the amount of R$850 million and the conversion of financial credits of R$1,035.8 million.

In October 2020, we sold our entire 49% stake in SPE Eólica Mangue Seco 2 to FIP Pirineus for R$27.6 million.

In November 2020, the sale and transfer of our total equity interest in SPEs Eólica Santa Vitória do Palmar Holding S.A. (78%), Hermenegildo I S.A., Hermenegildo II S.A., Hermenegildo III S.A. and Chuí IX S.A. (99.99%, respectively), for the aggregate amount of R$415.7 million.

In December 2020, we sold and transferred to AES Holding Brasil II S.A 4.77% of our stake in AES Tietê Energia, equivalent to 1,509,602 units, or 0.38%, of AES Tietê’s capital stock for the aggregate amount of R$25.9 million.

In January 2021, our SPEs of Complexes Pindai I (Angical 2, Acauã, Arapapá, Caititú 2, Caititú 3, Carcará, Corrupião 3, Teiú 2), Pindai II (Coqueirinho 2 and Papagaio) and Pindai III (Tamanduá Mirim 2) were incorporated by Chesf for the amount of R$20.6 million. In March, Chesf completed the incorporation of these SPEs.

Also, in January, Banco Itaú sold 1,567 common shares of the Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), in compliance with a court order from the proceeding No. 1008856-52.2020.4.01.3400 of the 14th Federal Civil Court of the Federal District. Due to a court order, there was also a new disposal of 1,798,788 preferred shares of CTEEP for 4 other proceedings (as shown below). As a result, our equity interest in CTEEP was reduced from 35.38% to 35.10%:

Shares amount	Proceeding No.	Disposal Date
150,852	1007843-18.2020.4.01.3400	January 19, 2021
123,924	001/1.11.0200804-5	January 19, 2021
339,578	1023624-17.2019.4.01.3400	January 20, 2021
1,184,434	1030428-98.2019.4.01.3400	January 28, 2021

In February 2021, the shareholders of Companhia Estadual de Geração e Transmissão de Energia Elétrica (CEEE-T) approved at an Extraordinary General Meeting, the partial split of the company with the transfer of the split to Companhia Estadual de Geração de Energia Elétrica (CEEE-G). As a result, we will hold an equity interest in CEEE-T and CEEE-G after completing the necessary procedures and receiving the necessary approvals.

Also, in February, Furnas concluded the acquisition of 1% of the capital of Transenergia Goiás S.A (“TGO”) with J. Malucelli Energia. Furnas paid R$1.0 million for the business, corresponding to 1% of the share capital of TGO, becoming the holder of 100% of the share capital of TGO, since Furnas already held 99% of TGO’s capital. The next step is the incorporation of TGO by Furnas, which is subject to obtaining regulatory and corporate approvals and authorizations, as applicable.

In March 2021, 1,954 preferred shares of CTEEP were sold as a result of a court order related to the proceeding No. 0101461-08.2017.5.01.0053. Also, on that month, Chesf incorporated the SPEs Complexos Pindaí – Pindaí I (Angical 2, Acauã, Arapapá, Caititú 2, Caititú 3, Carcará, Corrupião 3 and Teiú 2), Pindaí II (Coqueirinho 2 and Papagaio) and Pindaí III (Tamanduá Mirim 2) with Chesf retaining its 100% ownership interest in these SPEs.

In May 2021, there was a new sale of 154,422 preferred shares and 36,980 common shares of CTEEP due to a judicial order for proceedings given in guarantee, so the equity interest was reduced again from 35.10% to 35.08%.

Also, in May, Camargo Corrêa transferred all their shares (28,546,844) in Serra do Facão Energia S.A. to Furnas (83.06%) and DME Energética S.A. (16.94%). Furnas ended up with 43.02% of Serra do Facão Energia S.A. shares.

In June 2021, CGT Eletrosul completed the acquisition of 49% of CEEE-T’s stake in FOTE, for the amount of R$83 million.

In July 2021, there was a capital increase of Companhia Estadual de Distribuição de Energia Elétrica (CEEE-D) by means of a subscription of shares, and we did not subscribe the shares we were entitled to. As a result, our participation in CEEE-D was diluted from 32.65% to 4.62%.

In August 2021, FOTE was incorporated by GCT Eletrosul, exercising its preemptive right and acquiring 49% of CEEE-T’s equity interest in the SPE. We already held 100% interest in this SPE, so there was no effect on the corporate structure.

In September 2021, we transferred all the shares we held in SPE Norte Brasil Transmissora de Energia S.A. (SPE NBTE) to Leovac Participações S.A. (Leovac), corresponding to 49% of the SPE’s share capital. For the sale, Eletronorte received R$740.4 million. This sale was originated after Leovac acquired 100% of Evoltz Participações S.A. (Evoltz) shares, the latter being the holder of 51% of SPE NBTE shares.

Also, in November, we (i) signed the contract for the sale and purchase of shares and other agreements with Equatorial Participações e Investimentos II S.A., which concluded the sale of our stake in CEA; and (ii) acquired 100% interest in TSLE from CEEE-T for the amount of R$217.5 million.

In January 2022, the board of directors approved the proposal to increase the capital stock of Eletronorte by R$1,930 million, through the issuance of 13,951,250 new registered common shares, to be subscribed and paid in by Eletrobras through the contribution of the common shares it holds in Norte Energia S.A. (“NESA”), which is equivalent to 15% of the capital stock. Following this transaction, we will no longer hold a direct stake in NESA and will hold an indirect 49.98% stake through Eletronorte and Chesf.

The table below shows the total percentage of our participation in all our transmission lines as of December 31, 2021:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation
Belo Monte Transmissora de Energia S.A.	LT CC ± 800 kV Xingu – Estreito – Bipolo 1	Eletronorte (24.5%)
Furnas (24.5%)
Mata de Santa Genebra Transmissora S.A.	LT 500 kV Araraquara 2 –Fernão Dias C1	Furnas (49.9%)
LT 500 kV Araraquara 2 – Itatiba C1
LT 500 kV Itatiba –- Bateias C1
Paranaíba Transmissora de Energia S.A.	LT 500 kV Barreiras II – Rio das Éguas C1	Furnas (24.5%)
LT 500 kV Rio das Éguas – Luziânia C1
LT 500 kV Luziânia – Pirapora 2 C1
Transenergia Goiás S.A.	LT 230 kV Niquelândia –- Barro Alto C2	Furnas (99.0%)
LT 230 kV Serra da Mesa – Niquelândia C2
Transnorte Energia S.A.	LT 500 kV Lechuga – Equador C1 e C2 (CD)	Eletronorte (49.0%)
LT 500 kV Equador – Boa Vista C1 e C2 (CD)
Triângulo Mineiro Transmissora S.A.	LT 500 kV Marimbondo II – Assis C1	Furnas (49.0%)
Vale do São Bartolomeu Transmissora de Energia S.A.	LT 500 kV Brasília Leste – Luziânia C1	Furnas (39.0%)
LT 500 kV Brasília Leste – Luziânia C2
LT 345 kV Brasília Sul – Samambaia C3
LT 230 kV Brasília Geral – Brasília Sul C3
Goiás Transmissão S.A.	LT 500 kV Rio Verde – Trindade CD	Furnas (49.0%)
LT 230 kV Trindade – Xavantes CD
LT 230 kV Trindade – Carajás CD
IE Madeira – Interligação Elétrica do Madeira S.A.	LT CC ± 600 kV Coletora Porto Velho – Araraquara 2 No.1 CC	Furnas (24.5%) / Chesf (24.5%)

Lago Azul Transmissão S.A.	LT 230 kV Barro Alto – Itapaci C2	Furnas (49.9%)
MGE Transmissão S.A.	LT 500 kV Mesquita – Viana 2 C1	Furnas (49.0%)
LT 345 kV Viana 2 – Viana C1 e C2 (CD)
Transenergia Renovável S.A.	LT 230 kV Barra dos Coqueiros –- Quirinópolis 2 C1	Furnas (49.0%)
LT 230 kV Palmeiras – Edéia C1
LT 230 kV Chapadão – Jataí C1 e C2 (CD)
IEG –- Interligação Elétrica Garanhuns S.A.	LT 500 kV Garanhuns II – Campina Grande III C1	Chesf (49.0%)
LT 500 kV Garanhuns II – Pau Ferro C1
LT 500 kV Luiz Gonzaga – Garanhuns II C2
LT 230 kV Garanhuns II – Angelim C4
STN – Sistema de Transmissão do Nordeste S.A.	LT 500 kV Teresina II – Sobral III C2	Chesf (49.0%)
LT 500 kV Sobral III – Pecém II C1
LT 500 kV Teresina II – Sobral III C2
TSLE – Transmissora Sul Litorânea de Energia S.A.	LT 525 kV Marmeleiro 2 – S. Vitória do Palmar 2 C1	CGT Eletrosul (51.0%)
LT 525 kV Nova Santa Rita – Povo Novo C1
LT 525 kV Povo Novo – Marmeleiro 2 C1

The table below shows an estimate of the total percentage of our participation in all our transmission substations as of December 31, 2021:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation
Belo Monte Transmissora de Energia S.A.	Estação Conversora CA/CC, ±800 kV, 4,000MW with the SE 500kV Xingu	Furnas (24.5%)
	Estação Conversora CA/CC ±800 kV, 3,850MV, with the SE 500kV Estreito	Eletronorte (24.5%)

Mata de Santa Genebra Transmissora S.A.	Furnas (49.9%)
SE Itatiba 500 kV – C. Estático (-300/+300) Mvar
SE Santa Bárbara D´Oeste 440 kV – C. Estático (-300/+300) Mvar
Triângulo Mineiro Transmissora S.A.	—	Furnas (49.0%)
Vale do São Bartolomeu Transmissora de Energia S.A.	SE Brasília Leste 500/138 kV	Furnas (39.0%)
Paranaíba Transmissora de Energia S.A.	—	Furnas (24.5%)
Transenergia Goiás S.A.	—	Furnas (99.0%)
Transnorte Energia S.A.	SE Boa Vista 230 kV – C. Estático (-120/+150) Mvar	Eletronorte (49.0%)
SE Boa Vista 500/230 kV
Caldas Novas Transmissão S.A.	SE Equador 500kV	Furnas (49.9%)
Goiás Transmissão S.A.	SE Trindade 500/230 kV	Furnas (49.0%)
IE Madeira - Interligação Elétrica do Madeira S.A.	SE C. P. Velho - Conversora No. 2, 500/±600 kV	Furnas (24.5%) / Chesf (24.5%)
SE Araraquara 2 - Conversora No. 2, ±600/500 kV
Luziânia – Niquelândia Transmissora S.A.	SE Niquelândia 230/69 kV	Eletrobras (49.0%)
SE Luziânia 500/138 kV
MGE Transmissão S.A.	SE Viana 2 500/345 kV	Furnas (49.0%)
Transenergia Renovável S.A.	SE Edéia 230/138 kV	Furnas (49.0%)
SE Jataí 230/138 kV
SE Quirinópolis 2 230/138 kV
Transenergia São Paulo S.A.	SE Itatiba 500/138 kV	Furnas (49.0%)
IEG – Interligação Elétrica Garanhuns S.A.	SE Garanhuns II 500/230 kV	Chesf (49.0%)
SE Pau Ferro 500/230 kV
TSLE – Transmissora Sul Litorânea de Energia S.A.	SE Marmeleiro 2 525 kV – C. Síncrono 1 e 2 (-100/+100) Mvar	CGT Eletrosul (100.0%)
SE Povo Novo 525/230 kV
SE Santa Vitória do Palmar 2 525/138 kV

The table below shows the total percentage of our participation in generation assets as of December 31, 2021:

Special Purpose Company – SPE	Scope of Investment	Eletrobras Participation

Companhia Hidrelétrica Teles Pires S.A.	Teles Pires	Furnas (24.7%) / CGT Eletrosul (24.7%)
Baguari Energia S.A.	Baguari	Furnas (30.6%)
Chapecoense Geração S.A.	Foz do Chapecó	Furnas (40.0%)
Empresa de Energia São Manoel S.A.	São Manoel	Furnas (33.3%)
Enerpeixe S.A.	Peixe Angical	Furnas (40.0%)
Retiro Baixo Energética S.A.	Retiro Baixo	Furnas (49.0%)
MESA – Madeira Energia S.A.	Santo Antônio	Furnas (43.1%)
Serra do Facão Energia S.A.	Serra do Facão	Furnas (49.5%)
Tijoá Participações e Investimentos S.A.	Três Irmãos	Furnas (49.9%)
Bom Jesus Eólica S.A.	Eólica Bom Jesus	Furnas (49.0%)
Cachoeira Eólica S.A.	Eólica Cachoeira	Furnas (49.0%)
São Caetano Eólica S.A.	Eólica São Caetano	Furnas (49.0%)
São Caetano I Eólica S.A.	Eólica São Caetano I	Furnas (49.0%)
São Galvão Eólica S.A.	Eólica São Galvão	Furnas (49.0%)
Pitimbu Eólica S.A.	Eólica Pitimbu	Furnas (49.0%)
Central Eólica Famosa I S.A.	Eólica Famosa I	Furnas (49.0%)
Central Eólica Pau Brasil S.A.	Eólica Pau Brasil	Furnas (49.0%)
Central Eólica Rosada S.A.	Eólica Rosada	Furnas (49.0%)
Central Eólica São Paulo S.A.	Eólica São Paulo	Furnas (49.0%)
Energia dos Ventos V S.A.	Eólica São Januário	Furnas (100.0%)
Energia dos Ventos VI S.A.	Eólica Nossa Senhora de Fátima	Furnas (100.0%)
Energia dos Ventos VII S.A.	Eólica Jandaia	Furnas (100.0%)
Energia dos Ventos VIII S.A.	Eólica São Clemente	Furnas (100.0%)
Energia dos Ventos IX S.A.	Eólica Jandaia I	Furnas (100.0%)
Holding Brasil Ventos Energia S.A.	Furnas (100.0%)
Central Eólica Ventos de Angelim Ltda.	Eólica Ventos de Angelim	Furnas (90.0%)
Itaguaçu da Bahia Energia Renováveis S.A.	Eólica Itaguaçu da Bahia	Furnas (98.0%)
Vamcruz I Participações Holding S.A.	Chesf (49.0%)
Usina de Energia Eólica Junco I S.A.	Eólica Junco I	Chesf (49.0%)

Usina de Energia Eólica Junco II S.A.	Eólica Junco II	Chesf (49.0%)
Usina de Energia Eólica Caiçara I S.A.	Eólica Caiçara I	Chesf (49.0%)
Usina de Energia Eólica Caiçara II S.A.	Eólica Caiçara II	Chesf (49.0%)
Chapada do Piauí I Holding S.A.	Eletrobras (49.0%)
Ventos de Santa Joana IX Energias Renováveis S.A.	Eólica dos Ventos Santa Joana IX	Eletrobras (49.0%)
Ventos de Santa Joana X
Energias Renováveis S.A.	Eólica dos Ventos Santa Joana X	Eletrobras (49.0%)
Ventos de Santa Joana XI Energias Renováveis S.A.	Eólica dos Ventos Santa Joana XI	Eletrobras (49.0%)
Ventos de Santa Joana XII Energias Renováveis S.A.	Eólica dos Ventos Santa Joana XII	Eletrobras (49.0%)
Ventos de Santa Joana XIII
Energias Renováveis S.A.	Eólica dos Ventos Santa Joana XIII	Eletrobras (49.0%)
Ventos de Santa Joana XV Energias Renováveis S.A.	Eólica dos Ventos Santa Joana XV	Eletrobras (49.0%)
Ventos de Santa Joana XVI Energias Renováveis S.A.	Eólica dos Ventos Santa Joana XVI	Eletrobras (49.0%)
Chapada do Piauí II Holding S.A.		Eletrobras (49.0%)
Ventos de Santa Joana I
Energias Renováveis S.A.	Eólica dos Ventos Santa Joana I	Eletrobras (49.0%)
Ventos de Santa Joana III Energias Renováveis S.A.	Eólica dos Ventos Santa Joana III	Eletrobras (49.0%)
Ventos de Santa Joana IV Energias Renováveis S.A.	Eólica dos Ventos Santa Joana IV	Eletrobras (49.0%)
Ventos de Santa Joana V
Energias Renováveis S.A.	Eólica dos Ventos Santa Joana V	Eletrobras (49.0%)
Ventos de Santa Joana VII Energias Renováveis S.A.	Eólica dos Ventos Santa Joana VII	Eletrobras (49.0%)
Ventos de Santo Augusto IV
Energias Renováveis S.A.	Eólica dos Ventos Santo Augusto IV	Eletrobras (49.0%)
ESBR - Energia Sustentável do Brasil S.A.	Jirau	CGT Eletrosul (20%) / Chesf (20%)
Livramento Holding S.A.	CGT Eletrosul (78%)
Eólica Cerro Chato IV S.A.	Parque Eólico Cerro Chato IV	CGT Eletrosul (78%)
Eólica Cerro Chato V S.A.	Parque Eólico Cerro Chato V	CGT Eletrosul (78%)
Eólica Cerro Chato VI S.A.	Parque Eólico Cerro Chato VI	CGT Eletrosul (78%)
Eólica Cerro dos Trindade S.A.	Parque Eólico Cerro Trindade	CGT Eletrosul (78%)
Eólica Ibirapuitã S.A.	Parque Eólico Ibirapuitã	CGT Eletrosul (78%)
Norte Energia S.A.	Belo Monte	Eletronorte (19.98%) /
Chesf (15%) / Eletrobras (15%)
Companhia Energética Sinop S.A.	Sinop	Eletronorte (24.5%) /
Chesf (24.5%)
EAPSA – Energética Águas da Pedra S.A.	Dardanelos	Eletronorte (24.5%) /
Chesf (24.5%)
Amapari Energia S.A.	Serra do Navio	Eletronorte (49%)
IGESA / EGASUR – Inambari Geração de Energia S.A.	Inambari	Furnas (19.6%) /
Eletrobras (29.4%) / Furnas (19.6%)
Rouar S.A.	Rouar	Eletrobras (50%)

Management of Government Programs

As a state-owned company, we are responsible for managing several programs and projects of the Brazilian government with the purpose of promoting energy efficiency and improving public access to electric energy services. Below are the main government programs under our administration:

The Proinfra program aims to increase the share of electricity produced by independent producers from wind sources, small hydroelectric plants and biomass in the Interconnected Power System. Pursuant to Law No. 10,438, of April 26, 2002 and Decree No. 5,025/2004, we are responsible for managing the contracts for the commercialization of electricity generated by the projects contracted by Proinfa. Accordingly, we must represent the generation companies before the CCEE for the purposes of settlement and clearing of purchase and sale operations as well as to pass on the payment to generators for the energy sold within the scope of Proinfa.

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

However, the contracting of energy from Proinfa’s project ended on December 31, 2011. As a result, we are currently only responsible for managing the commercialization of existing contracts and the financial flow between the entrepreneurs, the distributors and the transmission companies. Nevertheless, the Eletrobras Privatization Law notes that, if our Proposed Privatization is consummated, the Proinfa projects will be extended for a period of 20 years from the date of entry into commercial operation of its projects.

The Procel government program was created with the purpose of promoting energy efficiency activities in several areas, such as equipment, buildings, public lightning, industries and commerce. According to Law No. 13,280 of May 3, 2016, we are responsible for the administration of the Procel Account and as such, must apply the funds deposited in the Procel Account for the implementation of the actions approved by the Energy Efficiency Management Committee and contemplated in PAR Procel.

Our PAR Procel portfolio of structuring projects was created to simultaneously contribute to various segments and promote a transformation of the energy efficiency market. The structuring actions range from public calls for innovation to accelerate startups and innovation companies with products for the energy efficiency market to studies of performance indicators for the sector. In 2021, the structuring action that stood out the most was the creation of a Guarantee Program, in partnership with BNDES, aimed at financial agents that offer credit lines for energy efficiency projects.

The “Mais Luz para a Amazônia” (or, “MLA Program”), according to Decree No. 10,221 of February 5, 2020, aims to provide electric energy services to the Brazilian population living in remote regions of the Legal Amazon. Our role in the program is to be responsible for the technical and budgetary analysis of the works programs proposed by the executors’ agents, management of the operational agreements and monitoring of execution of the works. This program is expected to end on December 31, 2022, but it could be postponed until the completion of its purpose.

The “Luz para Todos” program aims to provide electricity services to the portion of the population in rural Brazil that still does not have access to public service. According to Decree No. 7,520 of July 8, 2011, as amended by Decree No. 9,357 of April 27, 2018, we are responsible for its management and, as such, must enter into operationalization contracts with the distributors that are executing the program, make the technical budgetary analysis of the work programs proposed by the executing agents and manage the execution of the contracts entered into, provide information to support the release of the sector’s financial resources and carry out the proof of the application of these resources.

For the operationalization of these programs, we were required to develop special management and audits processes, as well as train certain employees. External audits are also carried out by control bodies of the Brazilian Government, such as the CGU, ANEEL, MME and Public Ministry.

With respect to the financial resources needed to fund the programs mentioned above, we notice that they may come from agents in the electricity sector, from the Energy Development Account (“CDE”), and from other sources to be regulated by the MME, together with other government agencies. It could also be obtained from RGR, which consists of resources collected through sectorial charges paid by the public electric service concessionaires. The purpose of this collection is to provide resources for the reversion, transfer, expansion, and improvement of the public electric energy services. In the case of Procel, the funds of Procel Account come from the Net Operating Revenue of electric energy distributors, corresponding to 0.1% of the total amount.

If our Proposed Privatization is consummated, the management of these programs will be transferred to ENBPar. However, pursuant to Resolution CPPI No. 203, we will continue to manage these programs during a maximum transitional period of one year from the settlement of our Global Offering until the date on which they are definitively transferred to the management of ENBPar. See “Item 4A. History and Development—Proposed Privatization” and “Item 3.D. Risk Factors—Risks Relating to our Proposed Privatization” for more information about our proposed further privatization and the transfer of these governmental programs.

International Activities

In 2021, we continued our international strategy, seeking to develop projects related to regional integration and renewable energy generation in Latin America. Accordingly, we are further conducting studies to evaluate the hydroelectric potential at the border with Bolivia and Argentina and the related interconnection, in addition to studies about the integration of inter-regional transmission systems involving Brazil, Guyana, French Guyana and Suriname. Simultaneously, we maintain our energy supply contracts with Uruguay.

Arco Norte Project (Brazil, Guyana, French Guiana and Suriname)

This project is a transmission system of approximately 1,900 km that will allow the transfer of energy through new generation ventures among Brazil, Guyana, Suriname and French Guiana. The pre-feasibility studies were sponsored and coordinated by the Inter-American Development Bank (“IDB”) and were concluded in November 2016. In June 2017, the countries involved signed the “Declaration of Paramaribo” in which they decided to proceed with additional studies in order to further advance the project. Certain bilateral studies were performed, and the results were presented in a technical meeting held in June 2018 in Georgetown, Guyana. In 2020, a new memorandum of understanding was signed aiming at the continuity of the project, which still depends on the approval of new resources by the IDB and the definition of the next studies to be developed.

Bolivia

Through a partnership established between us, Empresa Nacional de Electricidad (“ENDE”) and CAF, the company Worleyparsons Engenharia S.A. was hired to carry out studies (Inventário) in part of the Madeira River basin to evaluate the hydroelectric potential along the Brazilian and Bolivian border. The studies have begun and are expected to conclude by the middle of 2022. Additionally, we and ENDE are proceeding with other studies to evaluate the conditions for electric interconnection between Brazil and Bolivia in order to allow energy exchange. On May 30, 2018, we, ENDE and the Inter-American Development Bank entered into a technical cooperation agreement to select a consultant to perform studies related to the electrical integration between Bolivia and Brazil. A consortium formed by Sigla S.A, Universidad Pontificia Comillas and MRC Consultants and Transaction Advisers S.L, was hired to carry out the studies for the interconnection initiated in June 2019. These studies are expected to be completed by May 2022.

Uruguay

The partnership between us and UTE, led to the development of the wind farm Artilleros (Wind Park Artilleros – 65MW). This project received its permanent qualification as part of Uruguay’s electric power network in 2016. We also received the authorization to import electricity from Uruguay and, since 2016, have been responsible for selling power from Uruguay in the Brazilian market.

Environmental

Environmental issues can significantly impact our operations. For example, large hydroelectric plants can cause the flooding of large areas of land and the relocation of large numbers of people. The Brazilian Constitution grants the Brazilian Government, the state and local governments’ power to enact laws designed to protect the environment and to issue regulations under such laws. While the Brazilian Government has the power to promulgate general environmental regulations, state and local governments have the power to enact more stringent environmental regulations.

Environmental liabilities may arise in civil, administrative and criminal suits, which are distinct and independent, resulting in the application of administrative and criminal sanctions, in addition to the obligation to repair the damages caused. These types of liability are considered independent because if a single action can generate environmental liability in all three types, and subject the violator to administrative and criminal sanctions as well as an obligation to repair or indemnify for the damage caused. The absence of a conviction or sanction in one of the spheres does not necessarily exempt the agent from its liability in the remaining spheres.

A person or entity who fails to comply with certain environmental laws and regulations, upon a wrongful action or omission, may incur criminal liability, according to Law No. 9,605/1998 (the “Environmental Crimes Law”). Criminal sanctions applicable to legal entities may include fines and restriction of rights, whereas, for individuals, they may include imprisonment, which may be imposed against executive officers and employees of companies that had decision power and were directly involved in the crime by action or omission. The liability of the legal entity does not exclude the responsibility of individuals or participants, resulting in the extension of responsibility for those acts to members of legal entities that have participated in the decisions or omissions, when they could have avoided the damages arising from them. In addition, art. 4 of Law No. 9,605/98 permits the piercing of the corporate veil whenever it is an obstacle to obtaining compensation for environmental damages. In this case, management of the corporate entities can become personally liable for the repair of environmental damages.

Failure to comply with environmental laws may also subject us to administrative penalties such as fines, suspension of public agency subsidies or injunctions requiring us to discontinue, temporarily or permanently, the development of our activities. Decree No. 6,514/2008 specifies the administrative penalties applicable to each type of environmental infraction, setting fines that vary between a minimum of R$50.00 and a maximum of R$50 million, as well as suspension of operations, in cases involving high environmental risk or damage, among others.

In the civil sphere, civil liability is established through the National Environmental Policy (Política Nacional do Meio Ambiente), established by Federal Law No. 6,938/1981, which institutes strict liability for the matter, which means it must indemnify or repair the damages caused to the environment regardless of the existence of fault. Therefore, for liability to be imposed, it is sufficient to prove the damage and the causal connection between the damage and the activity of a company.

Whoever contributed to the occurrence of the environmental damage, irrespective of the existence of culpability, has the obligation to indemnify or repair the damages caused to the environment and to third parties affected. Civil environmental liability is attributed to whomever is responsible, individual or legal entity, directly or indirectly, for the activity which causes environmental degradation, in accordance with Law No. 6,938/1981.

Environmental legislation provides for the joint and several liability between the responsible parties. Therefore, the party that has been affected by the environmental damage and/or the person/entity authorized by law is not obligated to sue all responsible parties in the same lawsuit. One of them can be chosen among all polluting entities, such as, for example, the one having the better economic situation. The injured party will be entitled to later sue the responsible parties in order to compensate/indemnify themselves for the damage suffered.

The shareholders of a corporation may also be held liable for the indemnification of the harm caused by their corporation to the environment and to pay for environmental damage if the entity responsible for the damage is deemed to be an obstacle for the recovery of the damage. The Mariana mining accident involving Samarco Mineração S.A. represented a milestone in the applicability of civil environmental liability. We believe that courts could continue to apply environmental liability in the same manner as they did in the Mariana mining accident case.

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

In order to build a hydroelectric, thermoelectric and nuclear plants, Brazilian electricity companies must comply with a number of environmental safeguards. For projects for which the environmental impact is considered significant, such as generation projects with an output above 10 MW together with certain other environmentally sensitive projects companies must conduct an environmental assessment. Companies that engage in potentially polluting activities or degrade natural resources must obtain environmental studies prior to the development of a project. Specifically, for projects with impacts deemed material, such as generation projects that generate power in excess of 10MW, the applicable legislation requires an Environmental Impact Study (“EIA”) and the respective Environmental Impact Report (RIMA). First, a full scope EIA must be prepared by external technical experts in order to assess the impacts of the project and also provide recommendations as to how to minimize or compensate its impact on the environment. The study, together with a specific Environmental Impact Report (Relatório de Impacto Ambiental, “RIMA”) on the project is submitted to either federal, state or local governmental authorities for analysis, which depends on the impact extension. Such study and report are used for the environmental licensing of the project, which is generally carried out by means of a three-stage licensing process, which comprises (i) a preliminary license to attest the feasibility of the project (Licença Prévia – “LP”), (ii) an installation license to begin the construction works (Licença de Instalação – “LI”), and (iii) a license to operate the project (Licença de Operação – “LO”).

Also, as defined in Law No. 12,334/2010, our dams are required to have safety and emergency action plans. The emergency action plans must include specific actions to minimize and mitigate the direct and indirect impacts of a potential accident at one of the dams. The establishment of escape routes, sound signaling and the application of training with local communities are some examples of actions established in the safety and emergency action plan. The safety and emergency action plans are defined with the participation of City Halls, Civil Defense, so that, in the event of an accident, the actions to be taken are integrated and minimize impacts on local communities.

Environmental Licensing

The purpose of environmental licensing is to make social-economic development compatible with an ecologically balanced environment. Brazilian law requires that licenses be obtained for construction, installation, expansion and operation of any facility that utilizes environmental resources, causes environmental degradation, or pollutes or has the potential to cause environmental degradation or pollution.

Failure to obtain and comply with the technical requirements of an environmental license related to an enterprise that causes environmental impacts, such as the operating energy plants and those in implementation phase by us, may subject us to (i) administrative sanctions, such as fines, and, in more extreme cases, the suspension of our operations, (ii) civil liability, if any environmental damage is caused, and (iii) criminal liability (applicable to both the legal entity and employees having decision power and were directly involved in the crime by action or omission).

The suspension or cancellation of an environmental license or our liability for environmental crimes may subject us to the suspension of disbursements or the early maturity of financing obtained from financing agents.

Pursuant to Complementary Law No. 140/ 2011, the request for the renewal of an environmental license must be filed 120 days (or less, when provided by applicable State or Municipal legislation) before its expiration date, so that it remains valid until the licensing authority issues its final manifestation (which may result in the renewal of the license, request for clarification or complementation, or in its denial).

Resolution No. 1/1986, issued by the National Environmental Council (Conselho Nacional do Meio Ambiente, or “CONAMA”), requires that an environmental impact assessment is undertaken, and a corresponding environmental impact assessment report is prepared, for all major electricity generation facilities built in Brazil after February 17, 1986 with the exception of requirements established in specific state regulations. Facilities that have been installed and operating prior to 1986 do not necessarily require these studies but must regularize its operation by requiring a corrective license, which must be requested before the relevant environmental agency and might require the presentation of specific information regarding the facility in question.

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

Bill No. 2,159/2021, which establishes general rules for licensing activities or undertakings that use environmental resources, is currently in progress in the Federal Senate. If approved, this law could change the licensing procedure for our activities.

As of December 31, 2021, our subsidiary Eletronuclear operates two nuclear power plants in the state of Rio de Janeiro, Angra 1 and Angra 2, and a third nuclear power plant, Angra 3, is under construction. Because Eletronuclear initiated its activities before the enactment of legislation on environmental licensing, Angra 1 was licensed before the CNEN under the nuclear and environmental regulations in effect at that time. Currently, Brazilian laws require the issuance of: (i) an authorization for nuclear enterprises by CNEN; and (ii) an environmental license issued by IBAMA.

Regarding the environmental licenses, a study group formed by the MPF, CNEN, IBAMA, the Fundação Estadual de Engenharia do Meio Ambiente (which was one of the environmental authorities in the state of Rio de Janeiro, currently unified in one single entity named Instituto Estadual do Ambiente or INEA), Eletronuclear and us entered into a conduct adjustment agreement (Termo de Ajustamento de Conduta – “TAC”) to establish guidelines to update environmental licensing procedures. Angra 2 has obtained all environmental licenses necessary for its operations, but the MPF challenged its renewal, and added conditions to its compliance with a TAC. Pursuant to these conditions, Eletronuclear must implement a program in order to improve emergency plans, environmental monitoring programs and effluents treatment systems. Unless the aforementioned obligations are met, IBAMA and CNEN should abstain from issuing any licenses or authorizations for the operation of Angra 2. An assessment evaluating the fulfillment of the TAC was issued by IBAMA in June 2006. After evaluation of the status of completion of these conditions, IBAMA issued a report concluding that all technical conditions compiled in the TAC were satisfied. In March, 2014, IBAMA issued a unified operating license for the operating nuclear installations at the Central Nuclear Almirante Álvaro Alberto, Angra 1, Angra 2 and the Radwaste management center (including initial storage facilities), which is valid until March, 2024. There are two lawsuits issued by the MPF against Eletronuclear that discuss the validity of the operating license (LO No. 1217/2014) based on the arguments that the conditions provided in the license were not fully complied with and that the issuance of the license has not observed the applicable law. Both lawsuits are still in the initial phase.

Regarding the environmental licensing of Angra 3, Eletronuclear must comply with the conditions set forth in LP No. 279/2008 and in the LI No. 591/2009 granted by IBAMA. Eletronuclear entered into commitment agreements with the municipalities of Angra dos Reis in October 2009 and with Paraty and Rio Claro in February 2010. As established in these agreements, Eletronuclear must implement public policy projects in the environmental, civil defense, social assistance, education, construction and public services, economic, health, sanitation and cultural areas of these municipalities until the commencement of operations at Angra 3 scheduled for in January 2026. In the event Eletronuclear does not comply with these agreements, it may ultimately not be able to obtain the operating license for the Angra 3 plant.

Regarding CNEN’s license, both nuclear power plants currently hold their own authorization for permanent operation (autorização de operação permanente – “AOP”). The AOP of Angra 1 will expire in August 2024, and the AOP of Angra 2 will expire in June 2041.

Eletronuclear is strictly liable for nuclear accidents as an operator of nuclear plants in Brazil. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Company—We may be held liable for damages, subject to further and upcoming regulation and face difficulties obtaining financing if there is a nuclear accident involving our subsidiary Eletronuclear” and “Item 3.D. Key Information—Risk Factors—Risks Relating to the Brazilian Power Industry—We are exposed to environmental risks due to non-compliances with laws and regulations related to our operations, which may lead to accidents, losses, administrative proceedings and legal liabilities. In addition, laws and regulations may become more stringent in the future and lead to us not obtaining or losing our licenses.”

Certain plants owned by Furnas, Eletronorte, Chesf and CGT Eletrosul are in the process of obtaining or renewing their environmental licenses. Also, some of our operating units have not complied fully or in a timely manner with the conditions set forth in their currently environmental licenses. We are seeking to regularize the situation and remain in constant communication with the relevant environmental agencies.

Pursuant to article 60 of the Environmental Crimes Law, building, renovating, expanding, installing or operating, in any part of the national territory, potentially polluting establishments, works or services, without a license or authorization from the competent environmental agencies, or contrary to the relevant regulation, may subject the offender to prison, for a period of one to six months, or to a fine, or both penalties cumulatively. The offender may also be subject to administrative penalties, such as a fine, the suspension of subsidies from public bodies or injunctions, and the temporary or permanent suspension of operations, irrespective of any responsibility these companies may have to repair any damages caused.

In addition to the applicable penalties, if we fail to obtain the proper environmental operating license, we are subject to the suspension of financing resources or the acceleration of financing agreements. See “Item 3D. Risk Factors—Risks Relating to the Brazilian Power Industry—Failure to comply with, obtain, or renew the licenses required of the plants where we develop our activities may have an adverse effect on us” for more information.

Energy Conservation

Over the past 35 years, the Brazilian Government has implemented several actions directed to energy conservation on the electricity sector. The Brazilian Government normally finances these actions, and we administer them. The most important project in this area is the Procel.

The Procel program was created in 1985 to improve energy efficiency and rationalization of the use of natural resources throughout Brazil. MME coordinates the program, and we are responsible for its execution. The main objective of the Procel program is to encourage cooperation among various sectors of Brazilian society to improve energy conservation both on production and consumer sides.

Alternative Electricity Sources

In 2002 the Brazilian Government created the Proinfa program (the program for the development of alternative electricity sources), to create certain incentives for the development of alternative sources of energy, such as wind power projects, SHPPs and biomass projects. We were involved in the administration of Proinfa.

Under the terms of Proinfa, we bought energy generated from these alternative sources for a period of 20 years and passed this energy on to the electricity distributors (who are responsible for including the costs of the program in tariffs for all final consumers in their respective concession areas, except in the case of low-income consumers). In this initial phase Proinfa is limited to a total contracted capacity of 3,300 MW (1,100 MW for each of the three alternative energy sources).

With the adoption of IFRS 15, as of January 1, 2018, we stopped recording revenue from Proinfa as part of our generation revenues (since we are considered an agent, the revenue is now offset against related costs).

Environmental Legal Reserves

Under Article No. 12 of Law No. 12,651/2012 (the “Brazilian Forestry Code”), a Legal Reserve (Reserva Legal) is an area located inside a rural property that is necessary for the sustainable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity or for shelter or protection of native fauna and flora.

Generally, all rural properties have the obligation to preserve a certain percentage of a rural area covered with native vegetation, as a legal reserve. However, Article 12, paragraph 7 of the new Brazilian Forestry Code establishes that a legal reserve will not be required for areas acquired or expropriated by the holder of a concession, permission or authorization to exploit hydroelectric power potential, in which projects for electric power generation, or electricity substations or transmission or distribution lines are operating. The exception for the maintenance of the Legal Reserve for energy generation projects was approved by the new Forest Code, in 2012. Accordingly, our projects implemented prior to May 2012 are regulated under the prior regulations as well as maintenance of the legal reserve areas that may have already been established.

The Environmental Plan for the Conservation and Use of the Reservoir Surroundings (“PACUERA”) is an environmental study developed for the environmental licensing of artificial reservoirs aimed at conserving water quality and maintaining the life of the reservoir. The PACUERA is a condition for the granting of Operating Licenses and includes that the condition that Permanent Preservation Areas, as defined below, are a part of the property.

Permanent Preservation Areas

A Permanent Preservation Area is defined by law as a protected area, irrespective of whether it is covered by native vegetation, that has the environmental function of preserving water resources, landscape, ecological stability and biodiversity, facilitating the gene flow of fauna and flora, protecting the soil and ensuring the well-being of human populations, with administrative, civil and criminal sanctions in the event of unauthorized suppression.

Compensation Measures and Other Environmental Obligations

Pursuant to Law No. 9,985/2000 and to Decree No. 4,340/2002, companies whose projects could significantly impact the environment are required to invest in and maintain conservation related assets in order to mitigate any potential impacts on the environment. Conservation related assets include ecological stations, biological reserves, national parks and relevant ecological interest areas.  The failure to comply with these conservation measures and environmental obligations could result in administrative and criminal penalties, as well as specific performance of those obligations and consent agreements. The environmental measures are specified in environmental regulations based on the extent of the pollution or impact on the environment. See “Item 8.A. Consolidated Financial Statements and Other Information—Litigation” for further details about the environmental proceedings we are a party to.

Decree No. 6,848/2009 regulates the methodology for regulating such compensation measures. It stipulates that up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact must be applied in such compensation measures.

Pursuant to federal law and a decision by the STF, such percentage ranges from zero to 0.5%. However, in the state of Rio de Janeiro, the state determined that the compensation percentage will range from 0.5% to 1.1%. Therefore, due to the incoherence between the state law and the federal law, this amount may be judicially challenged or changed by the authority by publication of a further law. Since the early 1980’s, the Brazilian electricity sector has endeavored to improve its treatment of the social and environmental aspects of power project planning, implementation and operation.

In addition to the environmental compensation mentioned above, we often harm vegetation to access electricity transmission towers. Any harm to vegetation or intervention in environmental protected areas, such as conservation areas, require authorization from the environmental agencies. Failure to obtain prior authorization may result in the suspension or revocation of the environmental license, as well as the imposition of fines and other administrative/criminal sanctions, such as the temporary interdiction of our facilities, works or activities.

Other environmental actions may be required for our regular operation and due to the impacts of our various projects; such as obtaining water grants, structuring and executing monitoring programs for fauna and flora of regions surrounding the facilities of the electricity system, environmental education programs, and programs for recovery of degraded areas (Programas de Recuperação de Áreas Degradadas – “PRAD”). We are also required to obtain authorization from the environmental agency for capturing water resources, as well as to release effluents. Some of our units are not compliant with these requirements. Nevertheless, we are seeking to obtain such grants for all applicable units.Resolution No. 1/1986, enacted by the National Environmental Impact Council (CONAMA), requires the preparation of an environmental impact assessment for all significant energy facilities built in Brazil since 1986. In order for us to implement and operate our projects, we must develop an EIA and submit to the environmental agency an environmental report containing the description of: (i) the project, (ii) the environmental impacts resulting from such project and (iii) the mitigating and compensatory measures adopted or to be adopted by the us to execute the project. These studies and consultations must be made in accordance with the requirements of environmental agencies that determine which measures must be enacted to nullify or mitigate the impacts. The failure to implement these measures may result in significant losses for us in terms of lost revenue, fines, work stoppages and, in certain cases, may subject us to reputational risk. We and our subsidiaries are in constant contact with the environmental agencies in order to meet all the necessary requirements.

Some of our projects impact indigenous and traditional communities’ rights, also requiring resettlement of local communities in specific cases. Such matters are addressed with mitigation and compensation measures under the environmental licensing process, but since several of our projects were developed prior to the environmental licensing legislation, there are some ongoing discussions as to the need for additional measures. Also, for the impacts addressed under environmental licensing proceedings, there are some allegations as to the sufficiency of those mitigation and compensation measures, as well as the sufficiency of the Free, Prior and Informed Consent of the communities. These allegations are currently the subject of lawsuits and administrative proceedings disclosed in “Item 8–Financial Information-Litigation”.

The Brazilian Environmental Law regulates the correct management of solid waste and effluents generated by projects, and can result in environmental liability. With respect to solid waste legislation, the national solid waste policy requires a Solid Waste Management Plan to be submitted to the relevant authorities. As some of our units did not submit such plans, we can be held responsible for any unauthorized disposal of waste and effluents generated as part of our activities. Any plan we implement for the treatment of effluents must be licensed independently of our original project.

Soil and/or water contamination can also result in environmental liability that must be carefully managed, since the obligation to repair environmental damage is not subject to prescription, that is, the responsibility for environmental damage does not expire after a specified period, neither by succession. Contaminated areas are those that contain quantities or concentrations of any substances or residues capable of causing harm to human health or to the environment. We and our subsidiaries have identified soil contamination in some specific units. In those cases, we have been following the applicable requirements for the management of contaminated areas. Causing any pollution at levels that results or may result in damage to human health, the death of animals or significant destruction of biodiversity is an administrative infraction subject to a fine ranging from R$5 thousand to R$50 million and liability to repair damage to the environment.

The Brazilian Power Industry

General Provisions

Administrative Rule no. 02/2021, issued by the MME defined the 2030 PDE, which has the objective of establishing guidelines for the Brazilian government and all the agents that make up the Brazilian energy industry in order to guarantee the presence of a sustainable energy stock in Brazil, including electrical energy, taking into consideration environmental needs, the Brazilian economy and the technical capacity of the businesses.

The studies carried out in the PDE include a plan for the next ten years and are subject to annual reviews, which take into consideration, among other things, changes in forecasts for growth in electricity consumption and the reassessment of the economic and operational viability of generation projects, along with estimates related to the expansion of transmission lines.

According to ANEEL, Brazil had a total installed capacity of 175,407 GW as of February 3, 2021 when taking into account the Interconnected Power System generating units, the power generators installed in the Isolated System and individually owned generators.

Currently, the Interconnected Power System is divided into four electric sub-systems: southeast/midwest, south, northeast and north.

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

The CCC Account was introduced by article 13, III of Law No. 5,899/1973, as amended, to generate financial reserves to distribution companies and specific generation companies (all of which have to make annual contributions to the CCC Account) in order to cover some of the operational costs of thermoelectric plants in the event of adverse hydrological conditions, and also, as provided in Law No. 12,111/2009, to subsidize the electricity generated by the Isolated Systems in order to reduce charges. In addition to the contributions made by distribution and generation companies, the CCCA Account is also funded through the CDE Account, as provided for in Law No. 10,438/2002.

There is currently a significant discrepancy between charges paid by consumers in the northern and northeastern regions when compared to those in the southern/southeastern regions of Brazil.

Accordingly, the Decennial Plan for Expansion of Electric Power 2029, issued by MME, intends to integrate the Isolated System with the Interconnected Power System. Such integration would be carried out through the construction of the transmission lines of Lechuga/Equador/Boa Vista, with 716 km (500kV) expected to be concluded by 2027, Oriximiná/Jururti of 138 km (230 kV) expected to be concluded by 2024, Rio Branco/Feijó/Cruzeiro do Sul (230kV), expected to be concluded in 2025, and substation Caladinho II (230/138 kV) in the region of Humaitá, expected to be concluded by 2023.

Pursuant to the EPE’s 10-year plan, Brazil’s total installed power generation capacity is projected to increase to 275 GW by 2031, of which 124 GW is projected to be produced by hydroelectric plants, including the Itaipu plant and other water-based renewable sources, 42 GW to be produced by non-renewable sources and 109 GW be produced by renewables.

The Brazilian Government has already confirmed the development of a Transmission Line in order to integrate Roraima in the Interconnected Power System, by means of the construction of a Boa Vista (Roraima) – Manaus (Amazonas) transmission facility. All activities under the responsibility of our companies were carried out or are being executed, especially the preliminary services (topography, forest inventory and archeology) necessary for environmental licensing. The Brazilian Government stated that it is committed to accelerate the issuance of environmental permits that will allow the projects to start. However, the construction of the transmission line has recently faced some setback as FUNAI has recently stated that the studies presented by Transnorte Energia (the concessionaire in charge of the transmission line) were incomplete.

Directly and through our subsidiaries, we are currently involved in the generation and transmission as well as previously involved in the distribution of electricity in Brazil. As of December 31, 2021, we contributed, including our subsidiaries, SPEs and 50% of Itaipu, to approximately 28% of the installed power generating capacity within Brazil. We share control of Itaipu but neither consolidate, nor participate in, their results. Through our subsidiaries, we are also responsible for approximately 40.2% of the total transmission lines in Brazil with voltage higher or equal to 230 kV in accordance with the December 2020 the Electrical System Monitoring Bulletin from MME. In addition, some Brazilian states control entities involved in the generation and transmission of electricity. The remainder of the market is held by several other companies, part of which have entered into joint venture arrangements in the past. In net revenue terms, we are one of the largest generation and transmission companies in Brazil as of December 31, 2021, according to data from the EPE.

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

o	The Brazilian Constitution was amended in 1995 by Constitutional Amendment No. 6 to allow foreign companies to invest in Brazilian companies that hold power generation concessions. Prior to this amendment, all generation concessions were held either by a Brazilian individual or an entity controlled by Brazilian individuals or by the Brazilian Government;
o	The Brazilian Government enacted Law No. 8,987/1995 as amended by Law No. 11,196/2005 and Law No. 11,445/2007 and Law No. 9,074/1995, as amended, that together: (i) required that all concessions for the provision of energy related services be granted through public bidding processes; (ii) gradually allowed certain electricity consumers with significant demand, designated “free consumers,” to purchase electricity directly from suppliers holding a concession, permission or authorization; (iii) provided the creation of generation entities (“Independent Power Producers”) which, by means of a concession, permission or authorization, may generate and sell, for their own account and at their own risk, all or part of their electricity to free consumers, distribution concessionaires and trading agents, among others; (iv) granted free consumers and electricity suppliers open access to all distribution and transmission systems; and (v) eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, including small hydro plants, although an authorization or permission from ANEEL or MME is required, as the case may be Economic and political instability and uncertainties in;
o	Beginning in 1995, a portion of the controlling interests held by us and various states in certain generation and distribution companies were sold to private investors. At the same time, certain state governments also sold their stakes in major distribution companies;
o	In 1998, the Brazilian Government enacted Law No. 9,648/98 (“Power Industry Law”) to overhaul the basic structure of the electricity industry. The Power Industry Law provided the following:
●	the establishment of a self-regulated body responsible for coordinating the purchase and sale of electric energy available in the Interconnected Power System (mercado atacadista de energia elétrica) (“MAE”) an entity which replaced the prior system of regulated generation prices and supply contracts. The MAE was later replaced by the CCEE;
●	a requirement that distribution and generation companies enter into initial energy supply agreements (“Initial Supply Contracts”) generally “take or pay” commitments, at prices and volumes approved by ANEEL. The main purpose of the Initial Supply Contracts was to ensure distribution companies access to a stable electricity supply at prices that guaranteed a fixed rate of return for the electricity generation companies during the transition period leading to the establishment of a free and competitive electricity market;
●	the creation of the ONS, a non-profit, private entity responsible for the operational management of the generation and transmission activities of the Interconnected Power System; and

●	the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities.
o	On March 15, 2004, the Brazilian Government enacted the Electricity Regulatory Law and on July 30, 2004, Decree No. 5,163/04, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low tariffs, which law was regulated by a number of decrees enacted by the Brazilian Government in July and August of 2004 and is still subject to further regulation to be issued in the future. See “—Principal Authorities—Challenges to the Constitutionality of the Electricity Regulatory Law.”
o	At the end of 2012, the Brazilian Government enacted two provisional measures (medidas provisórias) that have considerably changed the Brazilian electric energy sector overview, namely Provisional Measure No. 577/2012 and Provisional Measure No. 579/2012. Both of them were approved and converted into Law No. 12,767/2012 and Law No. 12,783/2013, respectively. In general, the provisional measures provided the regulation in connection with the intervention of the granting authority in the concessions as well as the renewal of the electric energy generation, distribution and transmission concessions, respectively.
o	In 2016, two further provisional measures were enacted by the Brazilian Government, namely Provisional Measure No. 706/2015 and Provisional Measure No. 735/2016. Both were approved, but only Provisional Measure No. 706/2015 was converted into Law No. 13,299/2016. Especially for the distribution sector, such acts are of major relevance as they give special treatment to the distribution concessions located in the regions not yet integrated with the SIN. Such measures aimed to create a new regulatory framework capable to provide more sustainable financial conditions to such concessions to meet their outstanding duties with their fuel suppliers and, therefore, create a more favorable environment for potential investors in the National Privatization Program (“PND”). Nonetheless, as such acts provide for some kind of special treatment to part of the distribution companies and also authorize the utilization of the CDE Account’s funds to cover the fuel debts of the concessionaires, we cannot guarantee that they would not have their legality/constitutionality challenged by other agents of the industry who might be adversely impacted, including the consumers and other concessionaires which will not benefit from the legal measures.
o	In 2020, the Brazilian Government enacted the Provisional Measure No. 998/2020, seeking to strengthen the opening of the Free Market for the sale of electricity and, among other measures, introduce improvements to modernize the electricity sector. Set forth below is a summary of the key aspects of Provisional Measure No. 998/20, which became law in March 2021:
●	The text provides that up to 70% of the funds for investment in research and development and energy efficiency not yet committed to projects will be allocated, between September 1, 2020, and December 31, 2025, to the CDE. The transfer is still subject to the regulations of ANEEL, and the scope is to promote fee moderation and reduce part of the impact on electricity fees for costs related to the COVID Account, a mechanism created to mitigate the effects of the pandemic for electricity distributors that was recently contracted CCEE with domestic financial institutions.
●	Rationalizing the policy of industry subsidies and also in the context of efforts to avoid future rate increases due to the COVID-19 pandemic, the text provides for the gradual abolition of TUSD/TUST discounts, commonly referred to as “wire-fee discounts,” which currently benefit renewable energy projects.
●	With this measure, new renewable generation projects will only be entitled to this benefit if they have requested a grant or change in installed capacity by September 1, 2021 and are expected to enter into commercial operation within four years after the date of issuance of the grant.
●	As a counterpart to the phasing out of the wire fee subsidy, the MP provides that the executive power of the Brazilian Government will define guidelines by September 2021 for the implementation of mechanisms to establish environmental benefits related to low emission of greenhouse gas by power projects.
●	The Provisional Measure extends the deadline for state-owned energy concessionaires to hold auctions for the transfer of control and granting of new energy concessions to June 30, 2021. It also provides for a simplified competitive process, in the event of an unsuccessful auction to ensure the provision of electricity distribution services until the concession is transferred. In addition, it seeks to bring greater efficiency to the allocation of industry costs borne by state-owned energy concessionaires, such as the use of resources from RGR to partially indemnify distribution assets in operation at the time of privatization.
●	The Brazilian Government’s energy policy objectives to open the Free Market. For example, it sets forth guidelines for retailers segment consumers, subject to ANEEL regulations. It also allows for the concessionaire to suspend electricity to generators or retailers if they are no longer distributing the electricity.
●	The text also establishes measures to promote the development of the Brazilian nuclear industry, such as the planned auction of reserve generation capacity for the Angra 3 Thermonuclear Plant, held by Eletronuclear, which may receive a 50-year generation grant, with the possibility of renewal for another 20 years and benefit from a 40-year contract for the sale of electricity.
●	BNDES is expected to develop an economic and financial feasibility study of Angra 3 and its financing, which will be used to define the price of its power purchase agreements.
●	CNEN would transfer its shares in Indústrias Nucleares do Brasil S.A. (“INB”) and Nuclebrás Equipamentos Pesados S.A. (“Nuclep”) to the Brazilian Government. INB and Nuclep would redeem its shares held by private shareholders and become public companies linked to the MME.
o	In 2020, Law No. 14,052/2020 brought changes to the power sector in three main areas: (i) default on power supply; (ii) renegotiation of hydrological risk; and (iii) deadline for requesting the extension of concessions. We expect that problems caused by the GSF on the energy spot market will be resolved with spot market liquidations returning to its normal levels once the following provisions are implemented:
●	Fines for power distribution companies if the supply of energy is interrupted, unless (i) the interruption is caused by failure in the facilities of the consumer unit; or (ii) if supply is suspended due to user’s default.
●	Hydroelectric plants participating in the MRE, which aims to divide the risks associated with the GSF, will be compensated by the effects caused by non-hydroelectric risks caused by (i) generation undertakings denominated structuring plants, related to differences between the physical guarantee granted in the motorization phase and the values of the effective aggregation of each motorized generating unit to the SIN, based on technical criteria applied by the granting power to other hydroelectric plants; and (ii) restrictions on the outflow of energy of the structuring plants due to delays in the entry in operations or due to entry in operations in an unsatisfactory technical condition of electric energy transmission facilities destined for the outflow.
●	In December 2020, ANEEL published the Normative Resolution No. 895, which established the methodology for calculating the compensation and the procedures for the renegotiation of hydrological risk. To be eligible for the compensation foreseen in Law No. 14,052, the owners of the hydroelectric plants participating in the MRE must (i) withdraw from lawsuits related to the exemption or mitigation of hydrological risks related to the MRE; (ii) resign from any allegation of right on which the lawsuit is based on; or (iii) not have renegotiated the hydrological risk for the respective portion of energy.
●	In March 2021, CCEE prepared the calculations to extend the concession. On March 30, 2021, ANEEL’s board of directors accepted Furnas’ appeal about REN No. 985/2020, which postponed the publication of the calculations by ANEEL. The decision allows the generation concessionaires to receive compensation from the renegotiated portion for the years 2012, 2013 and 2014. The Eletrobras Privatization Law extended the calculation of the extension of the concession for plants that have renegotiated the hydrological risk by (i) including the structuring plants in the calculation of the final compensation and extension of the concession; and (ii) confirming the merits decided by the agency in ANEEL Normative Resolution No. 930/2021 arising from Furnas’ appeal. In September 2021, CCEE resubmitted the calculations related to the determination of the extension of the concession, including changes in the values of the plants covered by Normative Resolution No. 930/2021. ANEEL subsequently approved the extension of the concession of the hydroelectric plants participating in the MRE, in compliance with the provisions of Eletrobras Privatization Law.

●	The deadline for requesting the extension of concessions is reduced from 60 months to 36 months before the end date of the respective contract or act of granting. If, on the date the law is enacted, the remaining term of a concession is less than 36 months, the request for extension must be submitted within no later than 210 days before the final date of the respective contract or act of granting.

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

The Concession Law (Law No. 8,987 of February 13, 1995) establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, the rights of the consumers, and the obligations of the concessionaire and the granting authority. Furthermore, the concessionaire must comply with regulations governing the electricity sector. The main provisions of the Concession Law are as follows:

●	Adequate service. The concessionaire must provide adequate service equally with respect to regularity, continuity, efficiency, safety and accessibility, with moderate tariffs.
●	Use of land. The concessionaire may use public land or request the granting authority to expropriate necessary private land for the benefit of the concessionaire. The concessionaire must compensate the affected private landowners.
●	Strict liability. The concessionaire is strictly liable for all damages arising from the provision of its services.
●	Changes in controlling interest. The granting authority must approve any direct or indirect change in the concessionaire’s controlling interest.
●	Intervention by the granting authority. The granting authority may intervene in the concession through an administrative proceeding, to ensure the adequate performance of services, as well as compliance with contractual and regulatory provisions.
●	Termination of the concession. The termination of the concession agreement may be accelerated through mandatory takeover or early termination. Mandatory takeover is the legally mandated early termination of a concession for the public interest. Early termination must be declared by the granting authority after a final administrative ruling that the concessionaire: (i) has failed to render adequate service or to comply with applicable law or regulation; (ii) no longer has the technical, financial or economic capacity to provide adequate service; or (iii) has not complied with penalties assessed by the granting authority. The concessionaire may judicially contest any mandatory takeover or early termination. In case of mandatory takeover and early termination, the concessionaire is entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated, after deduction of any amounts for fines and damages due by the concessionaire.
●	Expiration. When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian Government. Following the expiration, the concessionaire is entitled to indemnification for its investments in assets that have not been fully amortized or depreciated at the time of expiration.

If our Proposed Privatization is consummated, we will enter into new concession contracts for the plants Itumbiara, Sobradinho, Tucuruí, Mascarenhas de Moraes, and Curuá-Una, as well as for other 17 plants, which currently operated under the quota regime in accordance with Law No. 13,783/2013. See “Item 4A. History and Development—Proposed Privatization” for further information about these new concessions pursuant to Eletrobras Privatization Law.

Penalties

Law No. 9,427/1996, as amended, enacted by the Brazilian Government and supplemented by ANEEL’s regulations governs the imposition of sanctions against the agents of the electricity sector. ANEEL also sets out the appropriate penalties based on the nature and importance of the breach (including warnings, fines, prohibitions on construction and installation, obligations to act or abstain, suspension from bidding for new concessions, licenses or authorizations, early termination of the authorization, intervention, and mandatory takeover of the concession or permission by the granting authority). For each breach, the fines can be up to 2.0% of the revenue of the concessionaire in the twelve-month period preceding any assessment notice or, for independent producers or self-producers, the estimated amount of energy produced in the same period. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval, including for the following (pursuant to ANEEL Resolution No. 846/2019):

●	entering into certain related party transactions;
●	sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services;
●	changes in direct or indirect controlling interest of the holder of the authorization or concession; and
●	non-compliance with the schedule for the beginning of the commercial operation of the power plant, as previously approved by ANEEL through the relevant contract.

With respect to contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be terminated early. ANEEL may also carry out the cancellation of the grant. ANEEL may initiate an administrative proceeding to declare the forfeiture of concessions in the event of a default in the concession agreements.

Furthermore, ANEEL has the institutional role of controlling the transactions of the energy industry, requiring that such transactions (i.e., the change of control of the agents of the electric energy sector) be submitted to its prior approval before its implementation. ANEEL’s analysis regarding the transactions relates to the service provided (generation, transmission, and distribution of energy) and, for generation, the source (for example, renewable sources). On November 16, 2021, ANEEL issued Resolution No. 948, which established that mergers in the electricity sector must be submitted for review by CADE pursuant to Article 3 of Annex II of the new resolution.

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

The first loan, for R$11.2 billion, was disbursed in April 2014, the second loan, for R$6.6 billion, was disbursed in August 2014 and the third loan, for R$3.4 billion, was disbursed in March 2015. Of this amount, R$619.5 million were allocated to the following former distribution subsidiaries: Ceal (R$316.1 million), Cepisa (R$182.9 million), Amazonas D (R$27.2 million), Ceron (R$11.3 million) and Eletroacre (R$82 million).

In May 2013, ANEEL created a multi-tariff system, which adjusts the tariffs to reflect the cost of power generation. This system was in a test phase until the end of 2014 and became fully effective as of January 2015. The main purpose of the multi-tariff system is to present to consumers in a transparent way the cost of producing energy.

Intervention by the Granting Authority in Concessions

In August 2012, the Brazilian Government enacted Law No. 12,767/2012 to regulate the process of intervention by ANEEL over utilities to ensure the quality of the services rendered and compliance with legal, regulatory and contractual obligations by such utilities.

Additionally, Law No. 8,987/1995 regulated the termination of the concession in case of liquidation or bankruptcy of the concessionaire as well as the administrative proceeding necessary for the concession’s termination.

Law No. 12,767/2012 reformulated the legal framework by regulating the prohibition for energy concessionaires to initiate judicial and out-of-court reorganization proceedings. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Brazilian Power Industry” for further information.

Energy Contracting Deficit of the Distributors

In early 2014, due to adverse hydrological conditions, energy distributors faced an energy contracting deficit in relation to the demand of their consumers of approximately 3,500 MW. Thus, the distributors had to buy energy from thermoelectric plants in order to ensure the supply of the national electricity demand. This energy was purchased at high prices.

On March 13, 2014, the Brazilian Government announced certain measures to assist energy distributors in meeting these unexpected costs and expenses during the period between February and December 2014: (i) an energy trading auction to be conducted by ANEEL and MME in April 2014, to compensate for the deficit of contracted energy of such distributors; (ii) a financial contribution, by the National Treasury, of up to R$11.2 billion, through the CDE.

The Brazilian Government authorized CCEE to contract financial operations in the amount of up to R$17.8 billion to assist energy distributors. Decree No. 8,221 of April 1, 2014, issued by the Brazilian Government, created the Account in the Regulated Contracting Environment, which will concentrate the resources to contract and settle such financial obligations. The distributors, after the 2015 tariff review process, are obliged to transfer certain amounts defined by ANEEL to the CDE to settle the financing contracted by the CCEE.

The first loan of R$11.2 billion, was disbursed in April 2014, the second loan of R$6.6 billion was disbursed in August 2014, and the third loan of R$3.4 billion was disbursed in March 2015. R$619.5 million of this amount was allocated to the following former distribution subsidiaries: Ceal (R$316.1 million), Cepisa (R$182.9 million), Amazonas D (R$27.2 million), Ceron (R$11.3 million) and Eletroacre (R$82 million).

In May 2013, ANEEL created a multi-tariff system that adjusts tariffs to reflect the costs of power generation. The system was in the testing phase until the end of 2014 and became fully operational in January 2015. Its main objective is to provide more transparency to consumers about the costs of energy production. For more information, see the section entitled “Tariffs” under subsection 7.1(c) of this annual report.

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

Principal Authorities

Ministry of Mines and Energy

The MME is the Brazilian Government’s primary regulator of the power industry acting as the granting authority on behalf of the Brazilian Government and empowered with policy-making, regulatory and supervising capacities. The Brazilian Government, acting primarily through the MME, will undertake certain duties that were previously under the responsibility of ANEEL, including drafting guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions relating to public services and public assets.

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

CCEE’s members include generation, distribution and trading companies, as well as free and special consumers. Its Board of Directors is composed of four directors appointed by its members and one director, who serves as chairman of the Board of Directors, appointed by the MME.

Energy Research Company

EPE, created by Law No. 10,847/2004, is a state-owned company which is responsible for conducting strategic research on the energy industry, including with respect to electrical energy, oil, gas, coal and renewable energy sources. The research carried out by EPE is subsidized by the MME as part of its policymaking role in the energy industry.

Furthermore, EPE is the entity in charge of the technical qualification of the projects participating in the bids promoted by ANEEL for sale of energy.

Energy Industry Monitoring Committee

The Electricity Regulatory Law authorized the creation, under Decree No. 5,175/2004, of the CMSE, which acts under the direction of the MME. The CMSE is responsible for monitoring the supply conditions of the system and for proposing preventive action (including demand-related action and contracting for a supply-side reserve) to restore service conditions where applicable.

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

On December 31, 2021, our network of transmission lines reached a total of 74,087.27 km, of which 9,408.29 km were corporate and not renewed pursuant to Law No. 12,783/2013; 57,148.77 km corporate under O&M Regime, renewed by Law 12,783/13; and 7,530.21 km correspond to the proportion of its equity interests in projects carried out by us through SPEs. Considering only the lines with a voltage level equal to or greater than 230 kV, we are responsible for 68,357.77 km, which represents 40.6% of the total of transmission lines in Brazil in the aforementioned voltages. As of the 4th quarter of 2020, the extension of our direct current lines started to be accounted for by pole and no longer by section, in order to match the calculation made by the MME.

Besides operating and maintaining this system in accordance with the standards of performance and quality required by ANEEL, we have actively participated in the expansion of transmission lines through concessions in auctions conducted by ANEEL, either alone or through consortiums, as well as through permits for reinforcements of the current system.

For the major transmission projects under development, see “Item 4B. Information on the Company—Business Overview.”

Brazil has a total of seven medium and large interconnections with other countries in South America, five of them operated by us, as set out below:

●	with Paraguay, through four 500 kV transmission lines connecting the Itaipu plant to Margem Direita (Paraguay) substation and the Foz do Iguaçu in Brazil substation. Itaipu’s 50 Hz energy sector is then transported to the Ibiúna substation in São Paulo through a direct current transmission system with a capacity of 6,300 MW;
●	with Uruguay, through: (i) Rivera’s frequency converter station in Uruguay, with a capacity of 70 MW and a 230 kV transmission line connecting it to the Livramento substation in Brazil; and (ii) a 500 kV transmission line, in 50 Hz with a capacity of 500 MW connecting the Melo converter (Uruguay) to substation Candiota (Brazil);
●	with Argentina, through Uruguaiana’s frequency converter station in Brazil, with a capacity of 50 MW and a 132 kV transmission line connecting it to Paso de los Libres in Argentina; and
●	with Venezuela, through a 230 kV transmission line with a capacity of 200 MW, which connects the city of Boa Vista, in the state of Roraima, to the city of Santa Elena in Venezuela.

The Electricity Regulatory Law, as amended by Law No. 12,783/2013, introduced material changes to the regulation of the power industry with a view to: (i) remedying the deficiencies in the Brazilian electric system; and (ii) creating incentives to ensure growth in the electrical energy sector to support Brazilian economic and social development. Through this law, legislators attempted to protect the distribution concessionaires’ captive consumers and to continue providing low-cost electrical energy, which has a minimal environmental impact. The key features of the Electricity Regulatory Law included:

●	Creation of: (i) the Regulated Market, in which the purchase and sale of electrical energy must follow the rules imposed by ANEEL and must occur through CCEE; and (ii) a market addressed to certain participants (e.g., free consumers and commercialization companies), that will allow a certain degree of competition with respect to the regulated market, called the Free Market, in which parties are free to negotiate the terms and conditions of their purchase and sale agreements;
●	Restrictions on certain activities of distributors, so as to ensure that they focus only on their core business to guarantee more efficient and reliable services to captive consumers;
●	Elimination of self-dealing, to provide an incentive to distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties; and
●	Respect for contracts executed prior to the Electricity Regulatory Law, in order to provide stability to transactions carried out before its enactment.

The Electricity Regulatory Law excluded us and our subsidiaries Furnas, Chesf, Eletronorte, CGT Eletrosul, Electronuclear and CGTEE from the PND, which is a program created by the Brazilian Government in 1990 to promote the privatization process of government-controlled entities companies. On December 28, 2017, Acting President Temer issued Provisional Measure No. 814/17 revoking the specific disposition of the Electricity Regulatory Law that prohibited us and our subsidiaries from being included in the PND.

As of the date of this annual report, all our distribution companies were sold to the private sector. For more information about the sale of our distribution companies, see “Item 4B. Information on the Company—Business Overview—Distribution—Distribution of Electricity.”

Challenges to the Constitutionality of the Electricity Regulatory Law

Some aspects of Provisional Measure No. 144/03, which originated the Electricity Regulatory Law, are being challenged in the STF in Direct Unconstitutionality Actions (“ADIs”) No. 3,090 and 3,100.

The most important aspects challenged by ADI No. 3,090 are the violation by the Provisional Measure No. 144/2003 of the constitutional principles of the federative unit, consumer defense, perfect legal act and the legal principle. The claim asks for the declaration of unconstitutionality of articles 1 to 21 of the Provisional Measure No. 144/2003.

ADI No. 3,100 argues that the Provisional Measure No. 144/2003 is unconstitutional, as it promotes changes in the ONS, extinguishes the MAE, imposes the use of arbitration to solve conflicts, and promotes a change in ANEEL’s attributions.

The STF temporarily denied the injunctions to suspend the effects of Provisional Measure No. 144/2003 in a decision published on October 26, 2007, however, a final decision on the matter is still pending. A final decision on this matter is subject to majority vote of the 11 Supreme Court justices, provided that a quorum of at least eight justices must be present. To date, the STF has not reached a final decision and we do not know when such a decision may be reached. Accordingly, the Electricity Regulatory Law is in force since March 15, 2004.

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

Markets for the Trading of Electricity

Under the Electricity Regulatory Law, electricity purchase and sale transactions may be carried out in two different market segments: (i) the Regulated Market (ACR), segment of the market where operations of purchase and sale are made of electricity between selling agents and distribution agents, preceded by a bidding process except in the cases provided for by law, pursuant to specific commercialization rules and procedures; and (ii) the Free Market, a market segment in which transactions for the purchase and sale of electricity are conducted, subject to freely negotiated bilateral contracts, pursuant to specific commercialization rules and procedures.

Nevertheless, electricity generated by plants qualified under Proinfa, nuclear power plants, Itaipu and hydroelectric plants governed by the quota allocation system with their concession renewed pursuant to Law No. 12,783/2013 are governed by a special regime for commercialization and, therefore, are not subject to either the Regulated Market or the Free Market. The electricity generated by Itaipu, the most relevant among energy sources governed by a separate regime including Decree No. 4,550/2002, is sold to us and sold to distribution concessionaires in the south and center-south-eastern power markets in proportion to their market share in those markets. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. Therefore, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to full pass-through to distribution tariffs, and therefore do not materially impact us.

The Regulated Market

Distribution companies must meet market demand by supplying electricity primarily purchased at public auctions in the Regulated Market. Distribution companies, however, may purchase electricity from: (i) generation companies that are connected directly to such distribution company, except for hydro generation companies with capacity higher than 30 MW and certain thermo generation companies; (ii) electricity generation projects participating in the initial phase of the Proinfa program and certain power distribution companies in the south and center-south-eastern power markets; and (iii) the Itaipu hydroelectric plant. Accordingly, it is important to state that the contracting of hydroelectric plants under the quota allocation system with their concession renewed pursuant to Law No. 12,783/2013 does not occur by public auctions.

According to Decree No. 9,143/2017, electricity public auctions for new generation projects are held: (i) six years before the initial delivery date (referred to as “A-6” auctions); (ii) five years before the initial delivery date (referred to as “A-5” auctions); (iii) four years before the initial delivery date (referred to as “A-4” auctions); and (iv) three years before the estimated initial delivery date (referred to as “A-3” auctions). Decree No. 9,143/2017 also established that, whenever there is a clear need of the distribution concessionaires, ANEEL must organize at least one A-3 Auction or an A-4 Auction and one A-5 Auction or an A-6 Auction per year. Electricity auctions from existing power generation facilities are held (i) five years before the initial delivery date (referred to as “A-5” auctions); (ii) four years before the initial delivery date (referred to as “A-4” auctions); (iii) three years before the estimated initial delivery date (referred to as “A-3” auctions); (iv) two years before the estimated initial delivery date (referred to as “A-2” auctions); (v) one year before the estimated initial delivery date (referred to as “A-1” auctions); and/or (vi) the same year of the estimated initial delivery date (referred to as “A” auctions). Moreover, ANEEL may also organize energy auctions dedicated to alternative energy sources, held: (i) six years before the initial delivery date (referred to as “A-6” auctions); (ii) five years before the initial delivery date (referred to as “A-5” auctions); (iii) four years before the initial delivery date (referred to as “A-4” auctions); (iv) three years before the estimated initial delivery date (referred to as “A-3” auctions); two years before the estimated initial delivery date (referred to as “A-2” auctions); one year before the estimated initial delivery date (referred to as “A-1” auctions). As an exception, whenever CNPE enacts a particular resolution approved by the Brazilian Republic President, ANEEL may organize a dedicated auction to all power generation facilities indicated in this CNPE resolution, varying from: (i) seven years before the initial delivery date (referred to as “A-7” auctions); (ii) six years before the initial delivery date (referred to as “A-6” auctions); and (iii) five years before the initial delivery date (referred to as “A-5” auctions). Additionally, the Brazilian Government, directly or indirectly through ANEEL, carries out public auctions for the sale of electrical energy to energy distributors to allow distributors to adjust their volume of electrical energy as necessary to meet their customers’ demands, or Market Adjustments.

The public auctions are prepared by ANEEL in compliance with guidelines established by the MME, including the requirement to use the lowest bid as the criteria to determine the winner of the auction.

Each generation company that participates in the auction must execute a contract for purchase and sale of electricity with each distribution company in proportion to the distribution companies’ respective estimated demand for electricity. The CCEARs for “A-6,” “A-5,” “A-4” and “A-3” auctions have a term of between 15 and 30 years, the CCEARs for alternative energy sources have a term between 10 and 30 years, and the CCEARs for existing power generation facilities have a term between one and 15 years. The CCEARs for “A” auctions have a term between one to 30 years. The CCEARS for alternative energy sources are between 10 and 30 years. The only exception to these rules relates to the market adjustment auction, in which the generation and the distribution companies will enter into two-year bilateral agreements that must be registered with ANEEL and CCEE.

The regulations also establish a pass-through tariff mechanism called Annual Reference Value (“VR”), which limits the amounts of electric energy acquisition costs that can be passed through to final consumers. The VR corresponds to the weighted average of the electricity prices in the “A-6,” “A-5,” “A-4” and “A-3” auctions, calculated for all distribution companies.

The VR creates an incentive for distribution companies to contract for their expected electricity demand, based on a new formula, introduced by Decree No. 9,143/2017. ANEEL allows companies to pass on their electrical energy acquisition costs to final consumers pursuant to the following criteria: (i) in the A-6 and A-5 new generation projects auctions, companies are permitted to pass on all costs to consumers; (ii) in the A-4 and A-3 auctions companies are permitted to: (a) pass all acquisition costs for energy acquired in A-5 auctions up to 2.0% of the difference between the energy acquired in A-4 and A-3 auctions during the year and the distributor’s energy requirements; and (b) pass on the lowest value between the weighted average acquisition value of energy of “A-6” and “A-5” auctions and between the weighted average acquisition value of energy of “A-4” and “A-3” auctions; (iii) in auctions from existing power generation facilities, companies are permitted to pass on all costs to consumer; (iv) in the Market Adjustments auctions and in the acquisitions of energy directly from a generation plant connected to the distributors’ electric system (except as set forth in law), companies are permitted to pass on all costs up to the VR to consumers; and (v) in the alternative energy source auctions and others determined by the Brazilian Government, companies are permitted to pass on all costs to consumer.

ANEEL maintains the economic value of the VR by adjusting the VR pursuant to the monetary adjustment index agreed upon in the CCEARs.

The Electricity Regulatory Law establishes the following limitations on the ability of distribution companies to pass through costs to consumers:

●	No pass-through of costs for electricity purchases that exceed 105.0% of actual demand effectively observed by the distributor;
●	MME will establish the maximum acquisition price for electricity generated by existing projects; and
●	If distribution companies do not comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the CCEE short-term market will be the lower of the Price for Settlement of Differences (“PLD”) and the VR. In this case, the pass-through is guaranteed if the distribution company did not cause this demand default.

Auctions in the Regulated Market, subject to the conditions set forth in the respective requests for proposals, may originate two types of CCEARs: (i) energy agreements (contratos de quantidade de energia); and (ii) capacity agreements (contratos de disponibilidade de energia).

Under an energy agreement, a generator commits to supply a certain amount of electricity and assumes the risk that the electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of electricity, in which case the generator will be required to purchase the electricity elsewhere in order to comply with its supply commitments. Under a capacity agreement, a generator commits to make a specified amount of capacity available to the Regulated Market. In this case, the revenue of the generator is guaranteed, and the distribution companies face the risk of a supply shortage. However, the increased prices of electricity due to a supply shortage are passed on by the distribution companies to consumers.

The Electricity Regulatory Law provides that all electricity generation, distribution and trading companies, PIEs and free consumers must inform the MME by the first of August of each year of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. To encourage power distribution companies to make accurate estimates and to enter into power purchase agreements accordingly, pass-through tariffs, as mentioned above, are permitted provided that the purchased power stays within 105.0% of the distribution company’s actual power demand. Surpluses and shortages of power distribution companies concerning power acquisitions in the Regulated Market may be offset against each other by means of an offsetting mechanism managed by CCEE and the sale of distribution companies’ energy surplus. According to the Electricity Regulatory Law, electricity distribution entities are entitled to pass on to their customers the costs related to electricity purchased through public auctions as well as any taxes and industry charges related to public bids, subject to certain limitations related to the inability of distribution companies to accurately forecast demand.

Electrical Energy Trading Convention

ANEEL Normative Resolutions No. 210, of February 24, 2006, No. 869, of January 28, 2020, and No. 957, of December 7, 2021, are the main regulations that govern the Electrical Energy Trading Convention (Convenção de Comercialização de Energia Elétrica) which establishes the structure and regulates the way of functioning of the CCEE and the electrical energy trading conditions and defines, among others: (i) the rights and obligations of CCEE agents; (ii) the penalties to be imposed on defaulting agents; (iii) the means of dispute resolution; (iv) trading rules in the Regulated Market and the Free Market; and (v) the accounting and clearing process for short-term transactions.

CCEE is a non-profit civil association, which operates by authorization of the granting power of ANEEL that regulates and supervises the association, according to the legislation in force and whose members are all agents of the Brazilian power sector (concessionaire, permissionaire and authorized dealer of services or electric power facilities, holder of a generation enterprise registration, free consumer and special consumer that is associated with CCEE). CCEE’s purpose is to make the commercialization of electric energy viable in the SIN, pursuant to articles 4 and 5 of Law No. 10,848/2004, and has the following attributions (among others): (i) to keep the register of all the contracts entered into under the scope of ACR and Free Market, including the respective amounts of power and energy and their amendments, (ii) to carry out the accounting of the amounts of electric energy traded and the financial settlement of the amounts resulting from the electric energy purchase and sale transactions carried out in the MCP. The CCEE is governed by a Board of Directors comprised of five members, four being nominated by the referred agents while its president is nominated by the MME.

With the publication of Decree No. 9,022/2017, which regulated Law No. 13,360/16, the budget and management of the CDE Account, the CCC Account and the RGR Fund was under our responsibility until April 30, 2017 or until ANEEL’s decision to certify the transfer of these liabilities to CCEE.

On April 18, 2017, ANEEL issued Order No. 1,079 establishing that we and CCEE must transfer the CDE Account, the RGR Fund and the CCC Account to CCEE by May 3, 2017, in accordance with the schedule included in Annex I of this order. Accordingly, as of May 1, 2017, CCEE became the administrative and financial manager of the sectoral funds, namely the CDE Account, the RGR Fund and the CCC Account.

The Free Market

The Free Market (ACL) covers freely negotiated electricity sales between generation concessionaires, Independent Power Producers, self-generators, energy traders, importers of energy and free consumers. The Free Market also includes the bilateral contracts between generators and distribution companies executed before the enactment of the Electricity Regulatory Law, until they expire. Upon expiration, new contracts must be entered into in accordance with the Electricity Regulatory Law guidelines, which only allows the distribution companies to negotiate power within the regulated market.

The guidelines provide for extended notice periods to ensure that, if necessary, the construction of cost-efficient new generation could be concluded in order to supply the re-entry of free consumers into the Regulated Market. State-owned generators may sell electricity to free consumers, but as opposed to private generators, they are obligated to do so through a public process that guarantees transparency and equal access for all interested parties.

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

The Electricity Regulatory Law further establishes that the option to become a free consumer is subject to the prior expiration or termination of its power purchase agreement with the power distribution company. In the event that the power purchase agreement has an indefinite term, the migration to the Free Market is permitted only in the year following receipt of a migration notice by the power distribution company, provided that this notice is presented by July 15 of such year. Once a consumer has migrated to the Free Market, it may only return to the Regulated Market (ACR) once it has given the relevant distribution company five years’ notice, although the distribution company may reduce that term at its discretion.

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

Aiming at the expansion of the Free Market and consequently the reduction of the captive market, on December 28, 2018, MME published Ordinance No. 514/2018, with complementary wording given by MME Ordinance No. 465/2019, to regulate the provisions of paragraph 3 of article 15 of Law No. 9,074/1995 in order to decrease the load limits for consumers to contract electricity. These ordinances determine the load limits for migration of a consumer to the Free Market:

●	As of July 1, 2019, consumers with load equal to or greater than 2,500 kW, served at any voltage, may opt to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the Interconnected Power System.
●	As of January 1, 2020, consumers with a load equal to or greater than 2,000 kW, served at any voltage, may choose to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the Interconnected Power System.
●	As of January 1, 2021, consumers with a load equal to or greater than 1,500 kW or more, served at any voltage, may opt to purchase power from any concessionaire, permissionaire or authorized power supplier of the Interconnected Power System.
●	As of January 1, 2022, consumers with a load equal to or greater than 1,000 kW or more, served at any voltage, may opt to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the Interconnected Power System.
●	As of January 1, 2023, consumers with a load equal to or greater than 500 kW, served at any voltage, may opt to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the Interconnected Power System.
●	ANEEL and CCEE had until January 31, 2022 to present a study on the regulatory measures necessary to open up the Free Market for consumers with a load lower than 500 kW, including the regulated energy regulated energy trader and a proposal for a timetable for the opening of the market beginning January 1, 2024.
●	Bill No. 414 (“PL 414”) (currently pending before the Brazilian National Congress) expands access to the free market for consumers. PL 414 changes the operating rules of the electricity sector in order to expand access to the free energy market for all Brazilian consumers, including low-voltage (residential) consumers. The text has already been approved by the Brazilian Senate and is awaiting deliberation by the Chamber of Deputies.

Restricted Activities of Distribution Companies

Distribution companies are not permitted, except as otherwise provided by Law No. 9,074/1995 to: (i) develop activities related to the generation or transmission of electricity; (ii) sell electricity to free consumers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive customers in the Regulated Market; (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership; or (iv) develop commercial activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Generators are not allowed to hold equity interests in excess of 10.0% in distribution companies or to hold a controlling shareholding interest in distribution companies.

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

In accordance with paragraph one, Article 31 of the Electricity Regulatory Law, we and our subsidiaries Furnas, Chesf, Eletronorte, CGT Eletrosul, and CGTEE were excluded from the PND. Accordingly, we were subject to the limits and conditions imposed on the participation of agents in the activities of the electricity sector, in accordance with ANEEL Resolution No. 278/00, which is aimed at achieving effective competition between agents and preventing a concentration in the services and activities undertaken by agents within the electricity sector. On March 16, 2021, CPPI Resolution No. 167 was published, recommending our inclusion in the PND, and on April 9, 2021, Decree No. 10,670 was issued, providing for our qualification under the Investment Partnerships Program - PPI and our inclusion in the PND, to begin the studies necessary to structure our capitalization process.

On November 16, 2021, ANEEL issued Resolution No. 948, which revoked and replaced Resolution 378/2009 and established that concentration acts within the electric sector, must be presented for CADE’s examination, according to Article 3 of Annex II of the new resolution. the procedures for identifying an act that may result in unfair competition or in significant control of the generation, transmission and distribution markets. Pursuant to articles 2 and 3 of the Resolution, when identifying the act that may constitute as an infraction to the economic order on the electric power sector, ANEEL must notify CADE to give them knowledge of the act, previously manifesting itself about its area of competence. According to the referred Resolution, the acts of concentration within the electric power sector must be presented for CADE’s examination.

Although the legislation currently in force does not provide for specific thresholds for the identification of market concentration, as we hold a participation in the Brazilian market as of December 31, 2021 equivalent to 28% of the total installed capacity of the country, our activities are under constant supervision by the regulators and we are requested, on a regular basis, to update our corporate chain and investments, as well as to detail our activities and influence in the Brazilian electricity market.

CADE generally requires analysis for a horizonal concentration above 20% of the market share, or whose concentration is not within the range of up to 50% with a concentration variation (HHI) of less than 200 points under the non-summary (ordinary) procedure.

Possible New Regulatory Framework

MME has recently concluded Public Consultation No. 33/2017 in which discussed the “New Regulatory Framework” report. Among the guiding principles that the Brazilian Government established are: (i) creation of centralized transmission settlement in order to reduce systemic costs in the management of payments and receipts of transmission facilities; (ii) costs incurred by the central system will be allocated among the users of the network, in proportion of the tariffs defined by ANEEL; and (iii) the granting authority may designate CCEE as the central administrator of the transmission contracts.

It was also proposed to allocate the resources of the Global Reversion Reserve (“RGR”) for the payment of the tariff component of the assets of the transmission system not amortized or indemnified. Also, in order to reduce litigation, such payment will only occur under the condition that the component is not litigated.

As a result of Public Consultation No. 33/2017, the Bill No. 232/2016 (“Bill”) was approved by the Brazilian senate in March 2020. The Bill sets forth a series of innovations inspired by the Public Consultation, including changes related to the increase of energy efficiency, price reduction and development of renewable energy matrix.

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

Also as a result of Public Consultation No. 33/2017, MME issued on April 5, 2019, the Ordinance No. 187/2019 (“Ordinance”), establishing a Working Group in order to develop proposals for the modernization of the energy sector, including: (i) market environment and feasibility mechanisms for the expansion of the energy system; (ii) pricing mechanisms; (iii) rationalization of costs and subsidies; (iv) Energy Reallocation Mechanism (MRE); (v) allocation of costs and risks; (vi) addition of new technologies; and (vii) sustainability of distribution services.

According to the Ordinance, the working group will be composed of members of the MME’s areas such as (i) the Executive Secretariat, which will coordinate the group; (ii) the Secretariat of Electric Energy; (iii) the Secretariat of Planning and Energy Development; (iv) the Special Advisor on Economic Affairs; and (v) Legal Consulting. ANEEL, CCEE, ONS and EPE may be invited to attend the meetings of the Working Group.

The deadline for conclusion of the works is 180 days from establishment of the Working Group, which can be extended for 90 days if justified. At the end of its activities, the Working Group will present to the MME the final report containing the respective action plan and, if applicable, normative proposals. A report was presented in October 2019, listing the measures adopted and a schedule of activities to be developed. Since then, legal measures were implemented relating to market liberalization and supply guarantee criteria, as well as Law No. 14,120/21 dealing with withdrawal of subsidies for specific generation sources. Currently, the law is being deliberated in the Chamber of Deputies 414, which incorporates themes developed in this area, such as separation of ballast and energy and the introduction of a competitive market for ancillary services.

Accordingly, this Ordinance is an important milestone in order to achieve and structure the New Regulatory Framework in Brazil, provided that the results encompass the Government’s intentions for the Brazilian Energy Sector, as discussed in “—Principal Authorities.”

Many of these possible future changes had a direct impact on our operations, as the Brazilian Energy Sector can expect changes in its regulatory structure, in order to change the energy matrix, provide greater efficiency, reduce costs and litigations, better risk allocation, foster greenfield projects, as well as improvement of incentives and financing structure.

Tariffs for the Use of the Distribution and Transmission Systems

ANEEL oversees tariff regulations that govern access to the distribution and transmission systems and establish tariffs for the use of and access to said systems. Payment for the use of the distribution system is made through TUSD, while the payment for the use of the transmission system is made through TUST. Additionally, distribution companies in the southern/southeastern Interconnected Power System pay specific charges for the transmission of electricity generated at Itaipu and for access to the transmission system.

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

TUST

The TUST is paid by distribution companies and users, including generators, free consumers and special consumers, for the use of the Basic Network. The amount to be paid is based on a formula set by ANEEL Resolution No. 67/2004, as amended by ANEEL Resolution No. 442/2011, and it may vary pursuant to a number of different factors. According to Decree No. 5,081/2004, ONS is the coordinator of the operation of generation and transmission services in the Interconnected Power System. Network users, including generation companies, distribution companies and free and special consumers, have signed contracts with the ONS entitling them to use the transmission grid in return for the payment of published tariffs. Other parts of the grid that are owned by transmission companies but which are not considered part of the transmission Basic Network are made available directly to the interested users who pay a specified fee to the relevant transmission company.

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

Sector Charges

In certain circumstances, power companies are compensated for assets used in connection with a concession if the concession is eventually revoked or not renewed. In 1971, the Brazilian Congress created the RGR Fund designed to provide funds for that compensation. In February 1999, ANEEL reviewed the assessment of a fee requiring all distribution companies and certain generation companies operating under public service concessions to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and the RGR Fund has been used principally to finance generation and distribution projects. With the introduction of Provisional Measure No. 517/10, converted in Law No. 12,431/2011, the RGR Fund is scheduled to be phased out by 2035, and ANEEL is required to revise the tariff so that the consumer will receive some benefit from the termination of the RGR Fund. In accordance with Law No. 12,783/2013, distribution concessions, transmission concessions granted after September 12, 2012 and all renewed generation and transmission concessions have not been required to pay RGR charges since January 2013. CCEE is now responsible for the management of the RGR Fund (starting on May 2017), according to Provisional Measure No. 735/2016, converted into Law No. 13,360/2016.

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

Law No. 13,299/2016 amended the formula for calculation of the CCC Account relating to the Isolated System, previously provided by Law No. 12,111/2009. According to Law No. 12,111/2009, the amount of the reimbursement through the CCC Account is equal to the total cost of generation minus the total amount of energy utilized by the agent at the average unitary energy price determined at auctions of the Interconnected Power System. The law determined that the energy sector fees were to be included in the calculation of the average cost of energy in the Regulated Market. Provisional Measure No. 998/2020 (converted into Law No. 14,120, of 2021), in turn, sets forth the exclusion of the fees related to the average energy price from January 1, 2021 to December 31, 2029, increasing the value to be reimbursed to energy distributors in the Isolated System. Each year, from January 2021 to December 2029, 1/10 of the energy sector fees will be added to the average energy price until 2030, when the totality of the fees along with the transmission costs will be duly incorporated into the price again.

However, Law No. 12,783/2013 extinguished the apportionment of the benefit of reduction of the costs for fuel consumption within the Isolated System energy generation companies.

Pursuant to Law No. 13,360/2016, regulated by Decree No. 9,022/2017, and ANEEL Ordinance No. 1,079/2017, CCEE became responsible for the budget and management of the CDE Account, the CCC Account and the RGR Fund as of May 1, 2017. Before CCEE was created, we used to be the entity responsible for the budget and administration of CDE Account, CCC Account and RGR Fund.

ANEEL approved that Amazonas D should receive a credit of R$398 million related to power hiring costs from May 2015 to July 2017 and the completion of the expenses calculations related to the power purchase agreement in the Interconnected Power System from January 2012 to April 2015.

According to Order No. 2,901/2018, the amount above should be considered in the CDE Account’s annual budget for 2019, for payment by CCEE in twelve monthly installments, updated by the IPCA until the date of payment. Art. 13, III, XII, and paragraph 6 of Law No. 10,438/2002 provides that the CCC Account will receive its resources from the CDE Account.

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

Pursuant to Law No. 13,360/16, regulated by Decree No. 9,022/2017 and the ANEEL Ordinance No. 1,079, of April 18, 2017, the responsibility for the budget, management and movement of the CDE Account, the CCC Account and the RGR Fund was transferred to the CCEE as of May 1, 2017. In view of the foregoing, and as described in the vote in said order, CCEE, as of May 1, 2017, became the administrative and financial manager of the Sectoral Funds CDE Account, CCC Account and RGR Fund.

Pursuant to Law No. 13,360/2016, regulated by Decree No. 9,022/17, and ANEEL Ordinance No. 1,079/2017, CCEE became responsible for the budget and management of the CDE Account, the CCC Account and the RGR Fund as of May 1, 2017.

Electric Power Services Supervision Fee – TFSEE

ANEEL also collects the TFSEE, which is a supervision fee from electric power services agents and concessionaires pursuant to Law No. 9,427/1996, as amended by Law No. 12,111/2009, and Law No. 12,783/2013. The TFSEE is charged at the rate of 0.4% of the annual economic benefit posted by the agent or concessionaire. The economic benefit is determined based on the installed capacity of authorized generating and transmitting concessionaires or on annual sales income posted by distribution concessionaires. This fee is collected by ANEEL in twelve monthly installments.

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

If the Proposed Privatization is consummated, we will no longer be a mixed capital company and, accordingly, will be subject to the Brazilian Bankruptcy Law.

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

Extrajudicial Recovery

The Bankruptcy Law also created the extrajudicial recovery mechanism, which is a private out-of-court settlement among debtor and its creditors through which they agree to new restructuring conditions for payments of debt. A debt repayment plan must be drawn up and proposed by the debtor to the creditors and if approved by creditors representing more than 3/5 of each type of credit or a group of creditors with the same nature and similar payment conditions, the plan may be submitted to the court for confirmation and in order to bind creditors which did not approve the plan. The extrajudicial recovery is not applicable, however, to any claims relating to labor- or workplace-related accidents, as well as to any claims excluded from judicial recovery. In addition, the request for court approval of an extrajudicial recovery plan will not impose a moratorium on the rights, suits and enforcement proceedings of creditors not subject to such plan, and those creditors will still be able to request the debtor’s bankruptcy.

As mentioned above, energy concessionaires may no longer initiate judicial or extrajudicial corporate reorganization procedures (recuperação judicial or extrajudicial) until their concessions expire.

Liquidation

The Bankruptcy Law, as amended by Law No. 14,112/2020, changed the order in which claims are classified in the context of liquidation proceedings to the following order, which is set out in order of priority: (i) labor claims in general (limited to a maximum amount of 150 times the minimum monthly Brazilian wage per creditor) and labor claims related to indemnification for workplace accidents; (ii) claims of secured creditors (limited to the amount of the guarantee); (iii) tax claims; (iv) unsecured debts (creditors not mentioned in the preceding items, labor creditors whose claims exceed the 150-minimum monthly wages limitation, and secured creditors whose claims exceed the amount of their respective security); (v) contractual fines and monetary fines arising from the disobedience of statutes; and (vi) subordinated debts (as provided for by law or in an agreement, and creditors who are shareholders, quota holders or managers of the debtor company but not in the context of a labor relationship); and (vii) interest due after the declaration of bankruptcy.

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

The Law of Government-Controlled Companies includes governance rules that have become applicable to state-owned and government-controlled companies, which now adopt higher standards for disclosure of technical and financial information, and to follow some specified criteria for the appointment of their officers and executives.

Among the criteria set forth by the law are (i) the appointee is required to have an academic background and previous business experience in areas related to the business of the state-owned or government-controlled company where they would be working; and (ii) it is prohibited to appoint members of political parties or members of the legislative branch, as well as third parties related to them.

In addition, the law strengthens the governance structure and internal and external controls of state-owned and government-controlled companies, establishing the obligation for periodic public disclosure of technical and financial reports, maintenance of a statutory independent committee of internal audit, and mandatory submission to external auditing by independent audit firms, as well as by the audit bodies of public administration, such as the federal, state and city accounting courts.

The Law of Government-Controlled Companies also defines the social function of state-owned or government-controlled companies, which is the promotion of the public interest related to their business and should be guided by an efficient economic management and a rational management of resources ensuring sustainable economic growth aiming to increase the consumer access to the products and services provided by such company, to develop national technologies in order to for improve the products and provision of services and to promote environmentally sustained and socially responsible practices, always in an economically justified way.

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

We have complied with all the requirements set out in the Law of Government-Controlled Companies relating to the disclosure of technical and financial reports, as well as to the audit and internal control structure. Our Board of Directors reviewed these provisions in order to strengthen and improve our governance structure. This is evident in our elections for the Board of Directors, which fully complies with the criteria for appointment of members and exceeds the percentage of participation of independent members set out in the rule. We also proposed amendments to our bylaws to comply with the Government-Controlled Companies Law.

In 2018, the STF partially granted an injunction in a claim filed by class entities and policy parties (ADI No. 5,624) to suspend the enforcement of certain articles of the Law of Government-Controlled Companies regarding a mandatory procedure for the government to follow when selling the control of government-controlled entities. In 2019, the STF partially ratified the previous decision, stating that: (i) the sale of the controlling interest of companies controlled by the Brazilian Government and mixed-capital companies requires previous legislative authorization and bidding process; and (ii) such legislative authorization and bidding process requirements do not apply to the sale by a company controlled by the Brazilian Government or a mixed capital company of its controlling stake in subsidiaries, provided that the law that created such state-controlled or mixed capital company also provided for the creation of subsidiaries. There is no certainty as to when the STF will issue a final decision on this matter.

If the Proposed Privatization is consummated, we will no longer be controlled by the Brazilian Government and, accordingly, will not be subject to the Law of Government-Controlled Companies.

Legal Response to the COVID-19 Crisis

On April 8, 2020, the Brazilian Government published the Provisional Measures No. 949 and 950 in the Official Gazette of the Brazilian Government, both of which aim to provide temporary emergency relief measures for the power sector in order to deal with the state of public calamity resulting from the COVID-19 pandemic.

Also, the Brazilian Government amended Provisional Measure No. 988/2020 (converting it to Law No. 14,120/2021) and created the COVID Account, as described above. Below is a summary of the key items introduced by the measure as amended:

●	Up to 70% of the funds for investment in research and development and energy efficiency not yet committed to projects will be allocated to the CDE between September 2020 and December 2025. The transfer remains subject to the regulations of ANEEL, and the purpose is to promote fee moderation and reduce part of the impact on electricity fees for costs related to the COVID Account, a mechanism between CCEE and domestic financial institutions to mitigate the effects of the pandemic for electricity distributors.

Provisional Measure No. 998/2020 was enacted as Law No. 14,120/2021 on March 1, 2021.

Provisional Measure No. 949/2020 provides an additional credit of R$900 million for the MME. The measure aims to enable the transfer of funds to the CDE Account in order to reduce the socioeconomic impacts of the COVID-19 pandemic, pursuant to Law No. 10,438/2002. Provisional Measure No. 950/2020 provides for temporary emergency measures for the power sector to deal with the state of public calamity acknowledged by Decree No. 6/2020, as well as the public health emergency arising from the COVID-19 pandemic. The Brazilian Government is authorized to allocate up to R$900 million to cover tariff discounts related to the electricity supply tariff for low-income residential consumers (Subclasse Residencial Baixa Renda).

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

In the transmission segment, our earnings are derived from tariffs defined by ANEEL (i.e. the RAP), established at the time of the concession auction, with periodic reviews defined in specific regulations. Accordingly, we currently see no indications that the outbreak of COVID-19 will have a significant impact on the revenues of our transmission assets as these are related to the availability of the assets in the Interconnected System, and not to the flow of energy transmitted. Despite low historical default rates, the current adverse scenarios, magnified by over-contracting by the distribution companies and exchange rate devaluations, may lead to increased defaults in the transmission segment. In addition, as certain of our transmission projects are in the implementation phase, we might suffer delays in their construction as a result of a complete shutdown or in the re-deployment of construction teams.

C. Organizational Structure

As of December 31, 2021, we operated generation and transmission activities in Brazil through the following regional subsidiaries, Itaipu and 81 SPEs (including two outside of Brazil) and non-controlling interests in 25 companies:

●	Itaipu, a plant in which we and a Paraguayan governmental entity (ANDE) each hold a 50.0% interest and which we believe is one of the world’s largest hydroelectric plants by volume of energy generated;
●	Furnas, which engages in generation and transmission activities in the southeast and part of the Midwest region of Brazil;
●	Chesf, which engages in generation and transmission in the northeast region of Brazil;
●	Eletronorte, which engages in generation, transmission and limited distribution activities in the northern region of Brazil;
●	Eletronuclear, which owns and operates two nuclear plants, Angra 1 and Angra 2, and is constructing a third, Angra 3; and
●	CGT Eletrosul, which engages in transmission and generation activities in the State of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná.

On January 2, 2020, Eletrosul and CGTEE both approved the incorporation of Eletrosul into CGTEE as provided for in the PDNG 2019-2023 in their general meeting held on that date. The resulting company was renamed CGT Eletrosul – Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil. On January 31, 2020, we approved the transfer of the entire share capital of Amazonas GT to Eletronorte.

We are the main sponsor of Cepel, which we believe is the largest technological research and development center in the electricity industry in South America.

We also hold a majority interest in Eletropar, a company that holds minority interests in the following Brazilian companies: (i) Energias do Brasil S.A. – Energias do Brasil; (ii) Companhia de Transmissão de Energia Elétrica Paulista – CTEEP; and (iii) Empresa Metropolitana de Águas e Energia S.A. – EMAE. Eletropar holds a minority position in Eletronet S.A. (“Eletronet”).

The following organizational chart shows our summarized shareholder structure and subsidiaries as of the date of this annual report (we also have minority shareholdings in 25 utility companies throughout Brazil):

There will be significant impacts to our organizational structure if our Proposed Privatization is consummated. See “Item 4A. History and Development—Proposed Privatization” for further information about our Proposed Privatization.

As of December 31, 2021, we held a stake in 81 SPEs in Brazil, of which 60 are generation companies, 18 are transmission companies and 3 are service companies, mostly with a participation of up to 49.0% of the share capital, and 2 other partnerships in SPEs located outside of Brazil, as well as minority interests in 25 electricity companies.

Transactions with third parties

In 2018, we sold 21.8% of the capital stock of Energisa Mato Grosso S.A. (“Energisa MT”) representing 540,000 common shares and 3,559,000 preferred shares. We received R$35.7 million for the sale and currently hold approximately 400,000 common shares of Energisa MT, corresponding to 0.18% of its capital stock.

The auctions for the sale of Amazonas D and Ceal took place in 2018. In order to proceed with the sales, we made a capital contribution to Ceal of R$50 thousand in February 2019 and transferred our shares to Equatorial Energia in March 2019. We also carried out a capital increase in Amazonas D, in March 2019 of R$6.0 billion. In April 2019, we transferred 99.0% of our shares in Amazonas D to the new controlling shareholder, Consórcio Juruá.

In 2018, our Board of Directors approved the sale of the interests held by our subsidiaries Chesf, Furnas, Eletronorte and Eletrosul in 71 SPEs, divided into 18 lots. The auction took place on the B3, in September 2018 and 11 of the 18 lots offered to the market were sold for R$1,297 million. The lots with wind projects located in the states of Rio Grande do Sul, Piauí and Rio Grande do Norte and the lots of transmission SPEs located in the states of Goiás, Amazonas and Pará did not receive any proposals. The sale of the SPEs was subject to approval by the bank lenders to of these companies, CADE, ANEEL and the non-exercise of preemptive rights by the other shareholders of the SPEs. Of the R$1,297 million, we received R$1,226 million for 25 SPEs already transferred in 2019 and another R$42.6 million at the end of January 2020, following the transfer of the last of those SPEs – Transmissão Centro Oeste de Minas S.A. Of the other 45 SPEs resulting from the 2018 auction, 39 were put up for sale through the Competitive Disposal Proceeding No. 01/2019, pursuant to Decree No. 9,188/17, grouped into six lots, five of them related to wind projects and one transmission project. We received proposals in October 2019, with a base date for prices of December 31, 2018. The negotiation phase ended in March 2020. Currently, the competitive procedure is in the approval phase of the sale of each lot, having already been approved the sale of lot 6

(Manaus Transmissora de Energia S.A.) for R$232 million, in April 2020, and lot 5 (Eólica Mangue Seco 2 – Geradora e Comercializadora de Energia Elétrica S.A.) for $33 million, in May 2020.

In March 2019, we transferred the capital stock of Ceal to Equatorial Energia S.A. and our shares in the Pedra Branca, São Pedro do Lago Energética and Sete Gameleiras SPEs, corresponding to 49% of the share capital, to Brennand Energia S.A. In the same month, Chesf transferred its 49% equity interest in Baraúnas I Energética, Mussambê Energética and Morro Branco I SPEs, as well as its equity interest of, respectively, 1.5% and 1.7% in Baraúnas II Energética and Banda de Couro Energética to Brennand Energia S.A.

During the second quarter of 2019, we contributed R$6.0 billion to the capital increase of Amazonas D. The CPPI had established the total to be R$8.9 billion. However, the transfer value of the shares of Amazonas GT reduced the amount necessary for investments by R$2.8 billion, reducing the final amount to R$6.0 billion.

In March 2019, we increased our share capital in Chapada do Piauí I Holding by R$6.9 million.

In April 2019, we transferred our shares in Amazonas D to the new controlling shareholder, Consórcio Juruá (controlled by the companies Oliveira Energia Geração e Serviços LTDA. and ATEM’S Distribuidora de Petróleo S.A.) and our shares of Empresa de Transmissão do Alto Uruguai - ETAU (27.4%) to Transmissora de Energia Elétrica S.A. (TAESA) and DME Energética S.A.

In May 2019, we transferred our shares in Brasnorte Transmissora de Energia (49.7%), Companhia Transirapé de Transmissão (24.5%), Companhia Transleste de Transmissão (24.0%) and Companhia Transudeste de Transmissão (25.0%) to Transmissora Aliança de Energia Elétrica S.A. – TAESA.

In June 2019, we transferred our 75% interest in Uirapuru Transmissora de Energia to Copel Geração e Transmissão S.A.

In July 2019, we transferred 49% of the shares of SPE Amazônia Eletronorte Transmissora de Energia – AETE to APAETE Participações em Transmissão S.A.

In August 2019, CGT Eletrosul sold 8,258,195 shares of SPE Paraíso Transmissora de Energia S.A. to JAAC Materiais e Serviços de Engenharia Ltda.

In August 2019, we transferred our 49% stake in each of the following SPEs: Brasventos Miassaba 3 Geradora de Energia; Brasventos EOLO Geradora de Energia and Rei dos Ventos 3 Geradora de Energia to Ventus Holding de Energia Eólica Ltda.

In September 2019, our affiliate AES Tietê Energia undertook a capital increase. In order to maintain our shareholding percentage of 7.94% in AES Tietê Energia, we subscribed for 446,785 shares for R$4.6 million.

In October 2019, we transferred 49% of the share capital of SPE Eólica Serra das Vacas Holding S.A., including Serra das Vacas I, II, III and IV, to Eólica Serra das Vacas Participações S.A.

In October 2019, Hermenegildo III approved a capital increase of R$11.8 million. We participated in this capital increase through an AFAC of R$11.8 million, corresponding to 11,833,949 common shares. Following the capitalization, our shareholding consists of 167,921,409 common shares, equivalent to 99.99% of the total capital of Hermenegildo III.

In October 2019, Chesf acquired 61,192,649 shares in SPE TDG Transmissora Delmiro Gouveia Ltda. from ATP Engenharia Ltda. (currently, Future ATP Serviços de Engenharia Consultiva).

In November 2019, we transferred our shares in SPE Transmissora Matogrossense de Energia – TME, corresponding to 49% of the share capital, to Alupar Investimentos S.A.

In December 2019, we contributed R$24.5 million to the capital increase in Chapada do Piauí II Holding and R$19.6 million to Chapada do Piauí I Holding as part of its capital increase.

In January 2020, EletroE was merged, resulting in Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil (CGT Eletrosul).

In January 2020, we completed the sale of our 49% interest in SPE Centroeste de Minas to CEMIG and in March 2020, we completed the sale of SPE Energia Olímpica.

In March 2020, we transferred 497,946,334 common shares to Eletronorte, representing the capital stock of Amazonas GT, for R$3,130.2 million.

In August 2020, we increased our capital stock in SPE Chapada do Piauí I Holding by R$17.1 million by subscribing for 17,150,000 common shares.

In May 2020, all of the shares of Transmissora Delmiro Golveia Ltda. – TDG were merged into Chesf.

In September 2020, we transferred our 49% interest of the capital stock of Manaus Transmissora de Energia S.A - MTE to Evoltz Participações S.A. for R$251 million.

In September 2020, we sold our entire 49.5% stake in SPE MTE to Evoltz Participações S/A. for R$251 million.

In September 2020, Eletronuclear’s capital was increased in the amount of R$1,885.8 million, through the issuance of 22,081,709,937 shares, of which 17,256,190,449 are common shares and 4,825,519,489 are preferred shares, with the conversion of credits AFAC in the amount of R$850 million and the conversion of financial credits of R$1,035.8 million.

In October 2020, we transferred our 49% interest in the capital stock of Eólica Mangue Seco 2 – Geradora e Comercializadora de Energia Elétrica S.A. to Fundo de Investimentos e Participações Multi Estratégia Pirineus – FIP Pirineus for R$27.6 million.

In October 2020, the SPEs Carnaúba I Eólica S.A.; Carnaúba II Eólica S.A.; Carnaúba III Eólica S.A.; Carnaúba V Eólica S.A.; Cervantes I Eólica S.A.; Cervantes II Eólica S.A. and Punaú I Eólica S.A., all belonging to Complexo Eólico Punaú, were wound up.

In November 30, 2020, we completed the transfer of our 78% interest in of the capital stock of SPEs Santa Vitória do Palmar Holding S.A., Eólica Geribatú I S.A., Eólica Geribatú II S.A., Eólica Geribatú III S.A., Eólica Geribatú IV S.A., Eólica Geribatú V S.A., Eólica Geribatú VI S.A., Eólica Geribatú VII S.A., Eólica Geribatú VIII S.A., Eólica Geribatú IX S.A., Eólica Geribatú X S.A., Chuí Holding S.A., Eólica Chuí I S.A., Eólica Chuí II S.A., Eólica Chuí IV S.A., Eólica Chuí V S.A., Eólica Chuí VI S.A, Eólica Chuí VII S.A., Eólica Chuí IX S.A., Eólica Hermenegildo I S.A., Eólica Hermenegildo II S.A., Eólica Hermenegildo III S.A. to Omega Energia S.A. for R$415.7 million.

In December 2020, we transferred to AES Holding Brasil II S.A 4.77% of our stake in AES Tietê Energia, equivalent to 1,509,602 units, or 0.38%, of AES Tietê’s capital stock, for R$25.9 million.

In December 2020, the SPEs of Complexo Famosa III (Central Éólica Arara Azul Ltda., Cental Eólica Bentevi Ltda., Central Eólica Ouro Verde I Ltda., Central Eólica Ouro Verde II Ltda. and Central Eólica Ouro Verde III Ltda.) and Complexo Acaraú (Central Eólica Santa Rosa Ltda. and Central Eólica Uirapuru Ltda.) merged into SPE Geradora Eólica Ventos de Angelim S.A.

In December 2020, SPE Transmissora Sul Brasileira de Energia S.A. (TSBE) merged into CGT Eletrosul.

In January 2021, our SPEs of Complexes Pindai I (Angical 2, Acauã, Arapapá, Caititú 2, Caititú 3, Carcará, Corrupião 3, Teiú 2), Pindai II (Coqueirinho 2 and Papagaio) and Pindai III (Tamanduá Mirim 2) were incorporated by Chesf for R$20.6 million. In March, Chesf completed the incorporation of these SPEs.

In February 2021, Furnas acquired all of the shares in SPE TGO from J. Malucelli.

In May 2021, Camargo Corrêa transferred all their shares (28,546,844) in Serra do Facão Energia S.A. to Furnas (83.06%) and DME Energética S.A. (16.94%). Furnas holds 43.02% of the shares of Serra do Facão Energia S.A.

In May 2021, CT Eletrosul acquired 49% of the equity interest that CEEE-T held in FOTE, and in August 2021 completed the transaction.

In August 2021, CGT Eletrosul incorporated SPE FOTE CGT Eletrosul. We already held all of the equity capital in this SPE, so there was no effect on the corporate structure.

In September 2021, we transferred all the shares we held in SPE Norte Brasil Transmissora de Energia S.A. (SPE NBTE), corresponding to 49% of the SPE’s share capital, for $740.4 million.

In October 2021, Compania Energética de Brasília (CEB) effected a one to five stock split, increasing our Class A preferred shares to 971,885 shares and our Class B preferred shares to 538,535 shares. Our equity interest in CEB remained at 2.10%.

In November 2021, due to court orders, 10,077 common shares and 24,212 preferred shares were transferred from CTEEP to Caruripe Açúcar S.A. and 1,119 common shares and 2,691 preferred shares of CTEEP to Maria Fernanda Viela & Advogados. As a result, our equity interest in CTEEP decreased from 35.08% to 35.07%.

In November 2021, we entered into the sale and purchase of shares to sell our shares in CEA to Equatorial Participações e Investimentos II S.A.

In November 2021, we acquired all of the shares of TSLE from CEEE-T for R$217.5 million.

D. Fixed Assets

Our principal assets consist of hydroelectric generation plants which are located all over Brazil. The book value of our total fixed assets as of December 31, 2021, December 31, 2020 and December 31, 2019 was R$33,368 million, R$32,663 million and R$33,316 million, respectively. As a result of the existing large hydroelectric power capacity still available in Brazil, we believe hydroelectric energy will continue to have a prominent role in providing for the growth in consumption of electrical energy.

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

The “Eletrobras 5 Dimensions Program” was implemented at all of our companies in order to comply with international corporate governance standards and to strengthen the corporate integrity management.

The activities for continuous improvement of the “Eletrobras 5 Dimensions Program” have been accompanied by tactical projects that aim to comply with the strategic guideline of PDNG 2022-2026 of “Achieving Excellence in Governance, Risks and Internal Controls – GRC.”

The “Eletrobras 5 Dimensions Program” is based on the guidelines proposed by the Guide for the Implementation of Integrity Program in State Companies of the CGU and by the Committee of Sponsoring of the Treadway Commission (COSO). Among the benefits, it is expected the strengthening and continuous improvement of our internal controls related to the Compliance Program, by adopting the highest standards of Integrity through the maturity of the Eletrobras 5 Dimensions (Compliance) Program.

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
2.	Periodic Analysis of the Risk Matrix — We prepared a fraud and corruption risks matrix (matriz de riscos de fraude e corrupção) for our group companies in 2017, mapping out the risks of fraud and corruption inherent in the business and any specificities considering that we are controlled by the Brazilian Government and may be the damaged party, as well as be liable for committing an illicit when dealing with other entities that are also part of the Brazilian Government’s administration. Based on the fraud risk assessment model (FRA), the risk identification and assessment process followed the steps of the corporate scenario assessment, risk benchmarking, and interviews with key corporate personnel. We identified risks, divided them into three pillars and subdivided into subcategories, depending on the nature and content of each risk. Subsequently, we applied techniques for risk analysis and classification, which will allow us to prioritize them by level of criticality and develop mitigating actions to direct efforts to the most critical issues as determined by our management. In 2018 and 2019, we and our subsidiaries used the base of fraud and corruption risk events for detail and subsequent prioritization, and in a joint effort with the proprietary risk areas we elaborated recommendations for mitigatory actions and controls to be enforced. In 2020, we reviewed our risk factors for fraud and corruption, classifying them in terms of impact and probability, divided in 11 risk factors. In addition, we promoted a series of mitigation actions to prevent or minimize the materialization of these risks. In 2021, with the new methodology adopted for the Risk Matrix by the Department of Corporate Risks (DCRR), an analysis was made based on the 11 risk factors that were worked on in 2020, and the fraud and corruption risk is now treated within the specific theme of Planning and Management of Contracts with Suppliers, with the main impact and risk drivers defined and the monitoring activities established. For 2022, we expect to contract an external adviser to review the FRA.

In parallel, we developed a methodology to classify the level of fraud and corruption risk of our suppliers, establishing the concept of critical suppliers as part of an analysis of their ethics and integrity, to act in a preventive manner by means of monitoring actions.

The list of fraud and corruption risk factors must be periodically updated and improved, in order to enable the ongoing adequacy of the program. As a result, we are planning to review the FRA of our companies in 2022, including the definition of new indicators for monitoring the risk of fraud and corruption.

3.	Structure and implementation of policies and procedures of our compliance program — In order to consolidate the guidelines established by our compliance program considering its maturity, relevant issues in the context of enhancement of compliance have been included in specific documents that show to stakeholders the principles and guidelines accepted by our companies. The guiding document of our compliance program is the Code of Ethical Conduct and Integrity. We also have some additional important documents of the program such as (i) the Anticorruption Policy of our companies, which aims to reinforce our commitment to ethics and integrity in our internal and external relations, as well as establishing guidelines to ensure that the members of our governing bodies (councils and Board of Directors), employees, representatives and third parties comply with the requirements of applicable anticorruption laws and that the highest standards of legality and transparency are adopted while conducting business, (ii) the Conflict of Interest Management Policy of our companies, which aims to establish guidelines for members of governance boards, employees, representatives and third parties of our companies in the prevention, identification and declaration of situations that may be classified as conflicts of interest, and to guide as to how to proceed in such cases, so that the conduct is always guided by the Principles of Ethics, Integrity and Transparency and aligned with the values of our companies, and (iii) the Consequences Policy that aims to establish corporate commitment to fight against corruption, anticompetitive practices, conflicts of interest and other infractions and guide the application of consequences for actions and conduct in disagreement with our Code of Ethical Conduct and Integrity, the Compliance Program of our companies (Programa de Integridade das Empresas Eletrobras) and internal and legal standards. This policy is part of the new centralized complaint management and treatment process established at our companies.

Internal documents were developed, detailing the Program guidelines and Integrity assessment for suppliers, sponsorships, agreements, social projects, Planning and Development projects, as well as mergers, incorporations, acquisitions and alienations of a corporate business and Special Purpose Company – SPE and Monitoring procedures.

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

Accordingly, we implemented certain integrity mechanisms to be adopted by our companies in order to standardize the Third Party Integrity Assessment process of our companies prior to establishing the relationship; they are:  suppliers, sponsorships, donations, partnerships, members of governance of our companies and new partners in SPE. In compliance with the guidelines of the Integrity Program, in 2021, our Integrity area carried out about 400 Integrity Assessments for: nominations for governance members, management nominations, suppliers, sponsorships, donations, and partnerships.

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

In 2021 we elaborated an Integrated Communication and Training Plan for the Integrity Program (2021-2023), approved by the Executive Board and standardized for all companies with the objective of directing, in a structured and systemic way, the set of communication and training for internal and external audiences in order to consolidate a culture of ethics and integrity.

Among the actions carried out between 2019 and 2021 we highlight:

●	Annual training for our Senior Management and representatives of Subsidiaries, Affiliates and Partners (SPE). The Corporate Governance area maintains, within its Enhancement Program for Directors and Executive Officers, content related to Ethics and Integrity. The training includes lectures and workshops on Best Practices, promoting integration and exchange of experiences.
●	Annual online training on Integrity and Ethics offered by all of our subsidiaries to all employees. In 2019, we reached 97% of the employees of our companies, training them about the integrity processes implemented by our 5 Dimensions Program. At the end of 2020, a new course was launched for all employees on the main aspects of adequacy of our companies to the new data protection legislation, and it lasted until 2021. At the end of 2021, we launched the new course, reinforcing important concepts related to fraud and corruption and conflict of interest, guiding employees on situations and processes that require special attention, in order to ensure ethical and integrity performance. In 2021, we reached a total of 97% of our employees trained through these courses, which are fundamental to deepening a culture of integrity and ethical conduct, essential in the personal and professional day-to-day of our employees, adding real value to our companies and strengthening our image.
●	In 2021, as specific training for the professionals working in the areas most exposed to the risk of fraud and corruption, we implemented an on-line, permanent training on integrity in the management and supervision of contracts of our companies, focusing on the integrity mechanisms adopted both in hiring and contract management, highlighting their role in ethical and integrity issues.
●	Integrated Governance, Risk and Compliance (GRC) Course, training the integrity teams, and other related areas, promoting integrated action between the second and third lines of defense.
●	Fraud and Corruption Risk Course at our subsidiaries, training the administration on the subject and clarifying the process of mapping and managing the risk of corruption in the company.
●	Every year we hold the corporate event “Integrity and Ethical Culture Week” in honor of International Anti-Corruption Day (December 9) with a series of training and awareness actions for staff as well as for external partners. In 2019, we promoted an innovative educational approach based on gamification that addressed the theme of compliance with collaborators in a challenging way. In 2020 and 2021, the event was held online and all our group companies joined. Daily lectures were held on topics such as: risk factors of fraud and corruption, conflicts of interest in the integrity program, ethical conduct in the virtual environment/social networks, ethical culture and diversity at our companies anti-harassment training, behavioral aspect in the prevention of corruption, tools and good compliance practices recognized in the market, unfolding of the commitments of the Code of Ethics and Integrity of our companies, as well as initiatives of the Global Compact in the challenge of fighting corruption.
●	In 2020, we launched a web series “Eletrobras 5 Dimensions Program,” composed of six (6) animated short videos, with the main guidelines of the Integrity Program, established in its normative set, with emphasis on the Code of Ethical Conduct and Integrity, available to employees and also to the external public.
●	Annually, we promote specific training for the professionals working in the areas most exposed to the risk of fraud and corruption. In 2021, we are implementing an online, permanent training for integrity in the management and supervision of our company contracts, focusing on the integrity mechanisms adopted both in hiring and contract management, and highlighting their role in ethical and integrity issues.

●	We carried out awareness actions with our suppliers including a training on Compliance at the Annual Suppliers Meeting of Eletrobras Companies and offering of informative materials (educational video and booklet) to guide the suppliers regarding the integrity guidelines in the relationship with us.
5.	Program monitoring, application of remediation measures and penalties — One of the most important measures taken by us to remedy our material weakness in internal controls was the improvement of the reports’ management and treatment (gestão e tratamento de denúncias) process, based on three guidelines: (i) centralization of the receipt and management of denounces; (ii) outsourcing the whistleblowing channel, that became independent; and (iii) the creation of an integrity system committee (comitê do sistema de integridade) with representatives from our companies for an unified management of reports and to centralize the investigation and the processes of accountability and remediation of complaints.

In 2021, we improved the macro process for managing and handling complaints and infractions, making improvements in the area of investigation of complaints and the structuring of remedial actions and accountability processes in a new accountability area, with the purpose of acting on the execution and monitoring of administrator accountability processes and with a view to bringing greater transparency, speed and dynamism to the treatment. of complaints and infringements.

Since 2020, we have focused on the evolution of the monitoring processes of the Integrity Program with the approval of specific guidelines for monitoring the Program, through the application of systematic surveys, calculation and repository of information necessary for the analysis and control of the effectiveness of the mechanisms implemented and their continuous evolution, bringing greater reliability to reports and promoting integration between involved areas and between companies, which ensures the consolidation of the standardization of integrity processes. In 2021, we invested in automating this monitoring through indicator management tools.

Our companies’ internal audits started to include in their annual internal audit plan, an evaluation of the implementation of our compliance program, in order to ensure that the measures are being effective and achieving the expected results. We are also periodically evaluated by external oversight bodies, such as the Comptroller General of the Union (CGU).

In 2021, we had the recognition of the most important control bodies of state-owned companies, attesting to our commitment to fighting corruption and the maturity of our Program. We were recognized by CGU as a Pro-Ethical Company 2020-2021, after a careful evaluation of our Integrity Program by a committee, which required proof, through evidence, of practices related to the commitment of Senior Management to the integrity program; compliance policies and procedures; training and communication actions; adoption of a whistleblower channel; internal and external controls; risk analysis and monitoring; and transparency and social responsibility. The edition evaluated more than 300 companies, with only 67 being approved by them. Beyond Eletrobras, Eletronorte and Furnas also obtained the certification.

During the year, we also joined the National Program for the Prevention of Corruption (PNPC), through E-prevention, an initiative of the Federal Audit Court and other bodies, with a platform that offers a diagnosis of the organization’s performance in terms of compliance to good practices in Prevention, Detection, Investigation, Correction and Monitoring of fraud and corruption. We have reached the most advanced level of adherence.

We also obtained, for the fifth consecutive time, the IG-SEST Level 1 Certification, level of excellence, in the 5th cycle of the Governance Indicator Certification of the Secretariat for Coordination and Governance of State-Owned Companies (SEST), which assesses the compliance with the State-Owned Companies Law.

Since March 2021, we are coordinating the Action Against Corruption Platform, of the Brazil Network of the UN Global Compact, represented by our Director of Governance, Risks and Compliance, Camila Gualda Sampaio Araújo. The platform has a group of companies dedicated to the dissemination of an ethical culture and integrity in business. The tool is geared towards the development of projects and the promotion of learning and the exchange of experiences, making it possible to understand the risks and opportunities generated by the fight against corruption.

In December 2021, we joined the 100% Transparency Movement, an initiative of the Brazil Network of the Global Compact, with the objective of fostering institutional commitments and transparent public attitudes that generate a virtuous circle of self-assessment and concern for the companies’ value chain. We are committed to advancing towards all five goals by 2030: 100% transparency of interactions with the Public Administration; 100% full remuneration of senior management; 100% of the high-risk value chain trained in integrity; 100% transparency of the Compliance and Governance structure; and 100% transparency about the reporting channels.

Independent Investigation

As a response to allegations of illegal activities appearing in the media in 2015 relating to companies that provide services to our subsidiary Eletronuclear (specifically, regarding the Angra 3 nuclear power plant), and to certain SPEs in which we hold a minority stake, including in Norte Energia S.A., developer of the Belo Monte project, our Board of Directors, although not required to do so, hired the law firm Hogan Lovells to undertake the Independent Investigation.

The independent investigation team initially identified nine projects to be investigated due to their links with companies involved in Operation Lava Jato (Angra 3, Belo Monte, Jirau, Mauá 3, Santo Antônio, São Manoel, Simplício, Teles Pires and Tumarín).

In April 2015, the Federal Police commenced “Operation Radioactivity” and “Operation Pripyat” as part of the Lava Jato Investigation, which resulted in to arrest warrants issued by the Federal Court of the District of Rio de Janeiro against former officers of Eletronuclear who had already been suspended by our Board of Directors. “Operation Fiat Lux,” “Operation Decontamination” and “Operation Brotherhood” were also a continuation of the investigations and criminal proceedings with respect to various crimes detrimental to Eletronuclear. The investigation focused on the Angra 3 construction works, particularly with respect to money laundering and corruption at Eletronuclear.

As of the date of this annual report, no new facts have necessitated additional measures on our part and the risks related to these ongoing and any future investigations are further discussed in “Risk Factors—Risk Relating to our Company—We may incur losses and spend time and money defending pending litigation and administrative proceedings.”

The Independent Investigation was concluded in April 2018. In August 2018, Hogan Lovells informed us that the DoJ decided not to prosecute for any potential FCPA violations or impose any contingencies or conditions on us (such as having a compliance monitor), and in December 2018, the SEC announced it would accept our payment of a settlement of U.S.$2.5 million for inadequate internal controls. The settlement does not represent an admission of an illegal act on our behalf.

Given the DoJ’s decision not to prosecute us and the approval of the settlement with the SEC, there are no further actions pending before the U.S. regulatory agencies. Accordingly, the DoJ and SEC officially ended their investigations without the recognition of wrongdoing on our part.

We continue to implement compliance procedures and as part of the continuation of the Independent Investigation, we are monitoring plea bargain agreements that are made public as well as other information published by the press and any other developments in the Lava Jato Investigation.

We closely monitored the official investigations and cooperating with Brazilian and United States authorities, including Brazilian Federal Courts, MPF, GFU, CVM, CADE, TCU, DoJ, and SEC, among others, and have responded to requests for information and documents from these authorities.

We also reviewed material contracts and identified suppliers that had their contracts terminated due to their involvement in the Lava Jato Investigation and commenced applicable administrative measures in order to suspend or terminate, when applicable, their contracts with us. In April 2017, as a consequence of the plea-bargaining agreements entered into by executives of the major Brazilian construction conglomerate, Novonor, the STF requested that investigations should be initiated to investigate the conduct of politicians who were referred to in those agreements.

In 2018, we adhered as a beneficiary to a leniency agreement executed between the CGU and Novonor pursuant to which Novonor will reimburse us an aggregate amount of R$161.9 million for losses incurred in relation to projects in which we directly or indirectly participated which were uncovered in the Lava Jato Investigation. This amount was treated in the Consolidated Financial Statements for the year ended December 31, 2018 as financial assets receivable. As we have not received any amounts due as a result of entering into the agreement, we have recorded provisions classified as Provisions for Doubtful Accounts (Provisão para Crédito de Liquidação Duvidosa) in our Consolidated Financial Statements. The losses relating to the Santo Antônio and Belo Monte projects were already recorded as a result of the findings of the Independent Investigation.

In 2020, we acceded to a Plea Agreement with the CGU, the AGU, and Camargo Corrêa, in relation to projects in which we participate through our subsidiaries, directly or indirectly. Pursuant to this agreement, we and our subsidiaries will receive R$166.9 million for losses incurred in relation to the Lava Jato Investigation. In 2022, we acceded to a plea agreement with TCU AGU and Andrade Gutierrez, that benefits us with the amount of R$139.6 million. These agreements allow us to receive part of the funds to which we are entitled to, given the losses caused by the construction company, in addition to guaranteeing access to the information and documents obtained through this agreement, in order to assess whether there are other suitable compensation measures to be adopted, due to the illicit acts we were a victim of.

In addition, we have undertaken the following measures:

●	Changes to the management of our group companies by replacing a significative portion of the Board of Directors and our officers.
●	Measures to seek indemnification from contractors and individuals who have caused us damage, whether due to active corruption, payments of undue advantages to executives of our subsidiaries, or by charging a surcharge on the works carried out by our subsidiaries. We are also analyzing measures to seek damages and hold accountable our former executives who have been convicted under operations Radioactivity and Pripyat.
●	Implementation of the “Eletrobras 5 Dimensions Program” which includes elaborating, reviewing, implementing and training our employees and suppliers in our policies and procedures, especially those related to management of suppliers, corruption risks and analysis of complaints.
●	Update our Code of Ethical Conduct and Integrity.
●	Implement a Statutory Audit and Risks Committee, for further information see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Committees—Statutory Audit and Risks Committee.”
●	Analyze compliance with the requirements of the Law of Government-Controlled Companies and implement proceedings such as background checks for all our potential officers, directors and members of the Fiscal Council as well as for our subsidiaries and the SPEs in which they, or we, invest. This has resulted in the independent evaluation of 200 board members and directors within our group companies and a further 190 board members at the SPEs and affiliates in which we hold a stake.
●	Provide regular and specific training for certain target members of our staff who are most exposed to the risk of corruption.
●	Standardization of the bylaws and approval levels across all our group companies.
●	Provide ethics and integrity e-learning for all employees, including officers and directors.
●	Adopt procedures for the hiring of an independent reporting channel. By implementing the independent reporting channel, we unified the management and analysis of reports for all our companies, as approved by our Board of Directors.

We have entered into agreements with the companies Novonor, Andrade Gutierrez and Camargo Corrêa. Currently our Board of Directors is the process of approving the Terms of Commitment for access to information in the leniency agreements with Engevix and OAS. Unlike the procedures adopted in the agreements signed previously with Novonor, Andrade Gutierrez, and Camargo Corrêa, with Engevix and OAS it is no longer necessary to adhere to the leniency agreement to receive the amounts. In response to questions we sent, the CGU clarified that, according to the new system adopted, the benefited companies would now receive them, regardless of adherence. However, for us to have access to any evidence submitted by the cooperating company in the course of the leniency, we need to sign the respective terms of commitment, by virtue of which we waive the right to file actions for misconduct or compensation related to the facts contained in the scope of the agreement, and we also commit to treat the information we will have access to confidentially.

Regarding the agreements entered into with Novonor, Andrade, and Camargo, we are waiting for the terms of the agreements entered into with the MPF to be made consistent with the agreements signed with the AGU/CGU so that the installments due can be made. As of the date of this annual report, we have received the initial installments from Engevix of R$106 thousand to Chesf, Eletronorte and we, and R$213 thousand to Eletronuclar and Furnas. Also, we have received the initial installments from OAS of R$105 thousand to Chesf and we and R$210 thousand to Eletronorte and Eletronuclear.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited Consolidated Financial Statements included elsewhere in this annual report. As of and for the year ended December 31, 2021, the information provided in this Item 5 in relation to the consolidated income statements for the years ended December 31, 2020, and 2019 were adjusted, where applicable, to give effect to a Circular Letter issued by the CVM on September 4, 2020 (CVM / SNC / SEP 04/2020) which relates to electricity transmission activities in Brazil. This Circular Letter does not conflict with IFRS 15 but provides further guidance to standardize the accounting treatment of transmission assets in Brazil due to their specific complexities related to the local regulatory environment and some changes in policy. The main changes that affected us were related to the accounting model of the transmission assets related to the RBSE. Previously, the RBSE was classified as financial assets according to IFRS 9, and after the guidance provided by CVM the RBSE was accounted for as contract assets in accordance with IFRS 15. Therefore, we no longer apply the fair value adjustments related to these assets. As part of the tariff review of RBSE that was done for the first time in 2020 (see further details in note 17 to our Consolidated Financial Statements), new information clarified the definition of the RBSE as a contractual asset (previously these assets were considered a contractual liability). In addition, we reviewed the remuneration rate of our other transmission assets, the criteria included in CVM’s guidance. Previously, those assets were valued based on the Brazilian government bonds (NTN) as the Brazilian Government owns the concession. Based on our new guidance, we value the assets in accordance with the implicit rate. For further information, see “Presentation of Financial and Other Information.”

Overview

Directly and through our subsidiaries, we are involved in the generation and transmission of electricity in Brazil. Our revenues derive mainly from:

●	the generation of electricity through our subsidiaries and its sale to electricity distribution companies and free consumers, which in 2021, 2020 and 2019 accounted for R$21,964 million, or 58.4%, R$18,708 million, or 64.3% and R$19,834 million, or 68.3% of our total gross revenues, respectively; and
●	the transmission of electricity, which in 2021, 2020 and 2019 accounted for R$15,732 million, or 41.8%, R$10,439 million, or 35.9% and R$10,073 million, or 34.7% of our total gross revenues, respectively.

Until 2019, we also distributed electricity in Brazil. We discontinued our distribution activities in Brazil, as reflected in our consolidated financial statements as of and for the year ended December 31, 2019.

Although our main operating segments will continue to be generation and transmission of energy, we have been increasing our revenue derived from the maintenance of facilities of other companies in our sector.

Principal Factors Affecting our Financial Performance

Indemnifiable Generation Concessions - The Effects of Law No. 12,783/13

In 2012, the Brazilian Congress converted Provisional Measure No. 579/2012 into Law No. 12,783/2013, which materially changed the Brazilian electricity sector. The law allowed current holders of concessions who operate electricity generation and transmission assets, which were due to expire during the years 2015 through 2017, to renew those concessions for an additional maximum period of 30 years effective on January 1, 2013, but at significantly lower tariff levels.

In July 2021, ANEEL established the criteria and procedures for calculating compensation for investments in unamortized or undepreciated reversible assets from extended concessions, pursuant to Law No. 12,783/2013. It also decided, at its 25th Ordinary Public Meeting of its board of directors, held on July 13, 2021, to amend Normative Resolution No. 596/2013, which specified that the following hydroelectric power plants would receive additional indemnity payments:

●	Chesf: Xingó, Paulo Afonso I, II, III and IV, Apolônio Sales (Moxotó), Luiz Gonzaga (Itaparica), Boa Esperança, Pedra and Funil, with total installed power of 9,208.5 MW;
●	Furnas: Corumbá, Funil, Furnas, Luiz Carlos de Barreto de Carvalho, Marimbondo and Porto Colombia, with total installed power of 4,617 MW; and
●	Eletronorte: Coaracy Nunes, with a total installed capacity of 78 MW.

As a result of this change in regulation, the previously disclosed amounts apply to these new conditions. Accordingly, ANEEL is evaluating the revised supporting documentation that approved the values of the generation indemnities. ANEEL has until July 2022 to approve the amounts of the generation indemnities. The revised amounts exceed the amount recorded as of December 31, 2021, which was R$1,483 million. In 2021, ANEEL introduced new rules for the calculation of generation indemnities. We recalculated the amounts previously disclosed in light of the new conditions established by ANEEL. ANEEL will carry out the documentary review for the approval of the effective values of the generation indemnities within one year of publication of Normative Resolution No. 942/2021. Our claims for indemnities exceed the amounts currently recorded and consequently will need to be approved by ANEEL.

The hydroelectric plants of our subsidiaries included in the identity analysis have not audited their installed capacity (MW).

Generation Scaling Factor

Prior to the enactment of Law No. 13,203/2015, the hydrological risk was assumed by the hydroelectric generation assets which were part of the MRE. Accordingly, when the GSF was valued below 1.0, that is, when the total hydroelectric generation for the power plants forming the MRE was below the total physical guarantee, the difference was shared among all hydroelectric generators, according to the proportions of their physical guarantee. Depending on the circumstances of each hydroelectric generator, they may have to acquire additional energy in the short-term market. After the enactment of Law No. 13,203/2015, the generation companies may share the hydrologic risk with consumers, through the payment of a “risk premium.”

We participated in discussions regarding the GSF, particularly in the discussions relating to Itaipu’s GSF (Decree No. 8,401/2015), during public hearings held by ANEEL, in the discussions with the Brazilian Association of Electric Energy Generating Companies (“ABRAGE” or “Associação Brasileira das Empresas Geradoras de Energia Elétrica”), and in several meetings with the MME and ABRAGE. Further, we also initiated proceedings with the aim of setting a limit for the GSF and removing the effects of defaults in the CCEE.

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

In September 2020, Law No. 14,052/2020 established new conditions for the renegotiation of hydrological risk relating to the costs incurred with the GSF, assumed by the hydroelectric generators participating in the Energy Reallocation Mechanism (MRE) since 2012, in light of worsening hydrology.

This change in law was aimed at compensating the owners of hydroelectric power plants for hydroelectric risks caused by: (i) generation projects called structuring plants -- the difference between the physical guarantee granted during the motorization phase of the project and the final values of each motorized generating unit in the Interconnected Power System; (ii) restrictions on the flow of energy from structuring plants due to a delay in the start of their operations, or due to an unsatisfactory start of operations in connection with a technical issue at the transmission facilities; and (iii) for thermal generation that exceeds that in order of merit and importation of electric energy without physical guarantee. This compensation will be set-off through the extension of the grant, limited to seven years, with no immediate effect on our cash flows, calculated based on the parameters applied by ANEEL.

The table below sets out the hydroelectric plants of Chesf, CGT Eletrosul, Eletronorte and Furnas and their applicable extension schedule.

Power Plant	Extension Schedule (in days)	Company
Governador Jayme Canet Junior (previous MAUA)	1,789	CGT Eletrosul
Passo São João	1,740	CGT Eletrosul
Barra do Rio Chapeu	1,461	CGT Eletrosul
João Borges	1,362	CGT Eletrosul
São Domingos	610	CGT Eletrosul
Sobradinho	2,555	Chesf
Curemas	446	Chesf
Luiz Gonzaga (Itaparica)	126	Chesf
Xingó	126	Chesf
Boa Esperança (Castelo Branco)	122	Chesf
Complexo Paulo Alfonso / Moxotó (UHEs Apolônio Sales – Moxotó), Paulo Alfonso I, Paulo Alfonso III and Paulo Alfonso IV.	120	Chesf
Funil (Chesf)	44	Chesf
Curuá – Una	2,313	Eletronorte
Samuel	1,042	Eletronorte
Tucurui	518	Eletronorte
Itumbiara	2,555	Furnas
Serra da Mesa	2,048	Furnas
Manso	943	Furnas
Simplício	867	Furnas
Batalha (Antiga Paulista)	603	Furnas
Marechal Mascarenhas de Moraes (Antiga Peixoto)	366	Furnas
Funil (Furnas), Marimbondo	37	Furnas
Corumbá I, Estreito (LC Barreto de Carvalho), Porto Colômbia	34	Furnas
Furnas	33	Furnas

ANEEL, through Resolutions No. 2,919/2021 and No. 2,932/2021, approved the extension of the concessions for hydroelectric plants/complexes.

To be eligible for the compensation provided for in Law No. 14,052/2020, the owners of hydroelectric power plants participating in the MRE must (i) withdraw from any legal proceeding in connection with the exemption or mitigation of hydrological risks related to the MRE, (ii) waive any alleged rights on which the proceeding is based, and (iii) not have renegotiated the hydrological risk for the respective part of the energy.

In September 2021, through Resolution No. 2,932, ANEEL approved the extension of the grants of hydroelectric plants/complexes impacted by REN No. 930/2021. Our management approved the renegotiation of the hydrological risk and withdrew the lawsuits, which aimed to exempt or mitigate the hydrological risks related to the MRE.

The values presented by the CCEE, which were the basis for the extensions of grants, were accounted for in accordance with the provisions of CPC 04(R1)/IAS 38 - Intangible Assets, together with CPC 07/IAS 20 – Subsidy and Governmental Assistance, measured at fair value, based on ANEEL’s parameters determined by ANEEL’s regulation and on the future flows expected in this new period of the concession, as well as the compensation values calculated by the CCEE. The table below presents the expected impact of these values in our subsidiaries:

Financial Impact of the figures
presented by CCEE
Subsidiaries	(R$ thousands)
Eletronorte	3,029,305
Furnas	1,433,611
Chesf	628,674
CGT Eletrosul	81,592
5,173,182
Loss	(907,293)
Total	4,265,889

Due to the withdrawal of the judicial process in which Chesf had been granted a preliminary injunction that guaranteed the neutrality of the accounting effects of the apportionment of injunctions from other agents and the effects of the GSF, when lower than

95%, in the Short-Term Market, Chesf paid R$1,419 million on August 5, 2021, related to the amounts withheld in the CCEE. This payment did not impact our results for the year ended December 31, 2021, as the credits and debits with the CCEE were recognized in our consolidated accounts.

With the exception of the payment made by Chesf, the renegotiation of the hydrological risk did not have an immediate impact on our cash flow. The costs related to the GSF, which led to the extension of the grants, occurred in prior fiscal years and any economic benefit accrued will be recorded during the extension of the concession period.

2021 Hydrological Crisis

In 2021, with the hydrological crisis triggered by a long period of below average rainfall in the main Interconnected Power System’s reservoirs (the period from September 2020 to September 2021 experienced the lowest level of inflow in the Interconnected Power System in history), the ONS was advised by the Monitoring Committee of the Electric Sector (CMSE) to use exceptional measures such as thermal generation as energy guarantees (out of the merit order), operational flexibility in some basins and incentives to reduce demand, to ensure continuity of supply and improvement in storage, mainly in the southeastern and southern regions of Brazil. Nonetheless, the third quarter of 2021 was characterized by an increase in the PLD at the ceiling in July and August (and very close in September), which reflected the context of the Interconnected Power System. With the return of adequate rainfall at the beginning of the 2021 wet season (fourth quarter of 2021), reservoir levels returned to satisfactory levels, which was also reflected in energy prices, which gradually decreased. By monitoring energy prices in the market and taking advantage of business opportunities, this hydrological crisis did not adversely affect our results.

Transmission RBSE Payment

In November 2019, all claims against the Brazilian Government and ANEEL from the lawsuit filed by the Associação Brasileira De Grandes Consumidores Livres (“ABRACE”), Associação Técnica Brasileira Das Indústrias Automáticas De Vidro (“ABIVIDRO”) and Associação Brasileira Dos Produtores De Ferroligas E De Silício Metálico (“ABRAFE”) were dismissed. The claims related to the suspension of the effects on tariffs for the payment of credits related to assets considered non-depreciated as of May 31, 2000, due to the transmission concessionaires that renewed their concessions in 2013, pursuant to Law No. 12,783/2013. For further information, see “Item 3.D Key Information—Risk Factors—Risks Relating to our Company— Payments received after the renewal of our transmission concessions have already impacted our revenues in 2020.” Through resolution No. 2,725 of July 14, 2020, ANEEL established the RAPs for transmission concessionaires in the 2020-2021 cycle. For our companies, the total value of RAP in this cycle is R$14,586 million, an increase of approximately 26% in relation to the previous cycle. This value considers not only the extended contracts listed in the previous table, but all transmission facilities in operation, including the effect of the contracts tendered. This difference is mainly due to the result of the tariff review of the extended transmission contracts, and to the reincorporation of the Cost of Equity (Ke) to the financial component of the shielded base of the RBSE, after forfeiture of early relief that until then suspended part of these amounts due to preliminary decisions.

In February 2021, ANEEL discussed deferring the payment of RBSE’s indemnities. The tariff review and readjustment processes of four of our distribution companies, scheduled for the commencement of public consultations and/or deliberations in March and April, refer to a potential impact of this re-profiling of the RBSE indemnities.

In April 2021, ANEEL approved the re-profiling of RBSE’s financial component. This will result in a reduction in the payment curve of these amounts between July 2021 and June 2023, and an increase in the flow of payments after July 2023, extending these installments until July 2028. The remuneration for the WACC would not be affected. The new payment scheme will reduce our short-term cash flow curve by approximately R$8 billion.

In 2021, the contractual transmission asset increased significantly due to the increase in financial revenue driven by the increase in inflation indexes, the increase in construction revenue in the period, and the reassessment of the concession asset related to RBSE and the Ke:

The increase in construction revenue in 2021 is mainly attributed to the re-estimation of the evolution of transmission projects underway and ANEEL’s authorizations for completed RAP transmission projects.

The variation in the assets related to RBSE was due to the following:

a)	Reprofiling of RBSE’s financial component, approved by ANEEL in April 2021. The decision led to a reduction on the curve of payments related to the periodic revision of the RAPs associated with the transmission facilities for the cycles of 2021/2022 and 2022/2023 and the increase in the payment flow in cycles after 2023, extending these installments until the cycle of 2027/2028, without affecting the remuneration by the cost of equity – RBSE’s Ke;
b)	Complementary Recognition of the cost of equity – Ke. In 2020, ANEEL ratified only the adjustment by the IPCA of unpaid RBSE values between 2017 and 2020, resulting from ABRACE’S preliminary injunction. On the cycle of 2021 / 2022, based on to a request from Transmission Companies, ANEEL recognized the remuneration of this amount by the Ke, in addition to the IPCA adjustment; and
c)	Conclusion of the BRR inspection report for the appraisal of Chesf Contract No. 061 / 2011. As a result, the definitive values of the periodic revision for the 2018/2023 RAP period were ratified through the publication of the Confirming Resolution No. 2,935 / 2021.

Undiscounted RBSE of receipts before the reprofiling, complementary recognition of KE, and Chesf’s inspection:

a)	Before reprofiling:

Total
Cycles*	(R$ thousands)
21-22	9,308,006
22-23	9,308,006
23-24	6,040,332
24-25	6,040,332
25-26	1,313,564
26-27	1,313,564
27-28	1,313,564
Total	34,637,368

*These cycles refer to the months between July and June.

b)	After reprofiling:

Total
Cycles	(R$ thousands)
21-22	5,509,358
22-23	6,318,346
23-24	7,513,232
24-25	7,513,232
25-26	7,513,232
26-27	7,513,232
27-28	7,513,232
Total	49,393,864

*These cycles refer to the months between July and June.

The changes in the flows of receivables from RBSE positively impacted our result by R$4,858 million. In addition to the RBSE values, ANEEL approved the RAP values for the 2021/2022 cycle through Resolution No. 2,895/2021 dated July 2021.

Approved RAPs
Subsidiaries	(R$thousands)
Chesf	1,675,244
CGT Eletrosul	877,862
Eletronorte	1,311,073
Furnas	1,800,862
Total	5,665,041

Brazilian Macroeconomic Conditions

Brazilian GDP

Brazil’s GDP grew by 4.6% for the year ended December 31, 2021, recovering some of the losses from 2020 when the Brazilian economy shrank by 4.1% due to the COVID-19 pandemic, affecting the financial condition of several industry sectors, as reported by the Central Bank using data provided by the IBGE.

SELIC rate

As of December 31, 2018, the SELIC rate was 6.5% and as of December 31, 2019, the SELIC rate was 4.5%. In response to the COVID-19 outbreak, the SELIC rate was reduced to 2.0% on August 5, 2020. During 2021 and the start of 2020 there was several raises in the SELIC rate. As of the date of this annual report, the SELIC rate was 11.75%.

Inflation

As of December 31, 2021, the Brazilian inflation index increased to 10.06%, as measured by the IPCA, primarily as a result of the impact of higher oil prices. According to the IBGE, this was the highest recorded rate since 2015, which ended at 10.67%.

In 2019 the IPCA inflation index was 4.31%, which was below the target rate of 4.25% set by the CMN. For the year ended December 31, 2020, the inflation rate was 4.52%, compared to 10.06% for the year ended December 31, 2021.

Exchange rate

The real exchange rate was R$ 5.5805 against the U.S. dollar as of December 31, 2021, R$5.1967 as of December 31, 2020, and R$4.0307 as of December 31, 2019. For further information on how the real to U.S. dollar exchange rates affect our results, see “—Exchange Rate Variations.”

The following table shows data relating to Brazilian GDP growth, inflation and the real/U.S. dollar exchange rate for the periods indicated:

	Year Ended December 31,
	2021	2020	2019
GDP growth (contraction) rate	4.6%	(4.1)%	1.4%
Inflation/(deflation) (IGP-M)	17.78%	23.14%	7.30%
Inflation (IPCA)	10.06%	4.52%	4.31%
Appreciation (depreciation) of the real vs. the U.S. dollar	(7.4)%	(28.9)%	(4.0)%
Period-end exchange rate — U.S.$1.00	R$5.5805	R$5.1967	R$4.0307
Average exchange rate — U.S.$1.00	R$5.3956	R$5.1578	R$3.9461

Sources: Fundação Getúlio Vargas, Ipeadata, Instituto Brasileiro de Geografia e Estatística and the Central Bank.

Electric Power Market

According to the EPE, the total power consumption in Brazil was 500,209 GWh in the year ended December 2021, which represents an increase of 5.2%, compared to an increase of 1.6% in the year ended December 31, 2020, and 1.4% in the year ended

December 31, 2019. The highlight was the industrial sector, which grew by 9.2%, reaching 181,619 GWh in 2021 compared to 166,333 GWh in 2020.

The electric power consumption in Brazil by geographic region as of December 31, 2021 and 2020 is presented below:

Energy type (measured in GWh)	2021	2020(1)%
Brazil	500,209	475,640	5.2
Residential	150,824	148,173	1.8
Industrial	181,619	166,333	9.2
Commercial	87,101	82,524	5.5
Others	80,665	78,611	2.6

Source: Empresa de Pesquisa Energética (EPE) – Monthly Review of the Electricity Sector

(1)	Data from 2020 was revised by the EPE.

Itaipu

Itaipu, one of the world’s largest hydroelectric plants, is jointly owned by Brazil and Paraguay and was established and is operated pursuant to a treaty between those countries.

Pursuant to the Itaipu treaty, we are entitled to trade not only the 50.0% of electricity produced by Itaipu that Brazil owns through us, but also Paraguay’s share of electricity not used by Paraguay. As a result, we act as a commercial agent of approximately 84.3% of the electricity produced by Itaipu. Articles 7 and 8 of Law No. 5,899/73 set out the framework which distribution companies use to calculate the total amount of energy purchased from Itaipu.

While Itaipu produces a large amount of electricity, the Itaipu treaty requires that sales of Itaipu electricity be made on a no-profit basis, with no net effect on our results of operations.

To comply with this requirement, any profits from the sale of electricity generated by Itaipu are to be credited in subsequent periods to the electricity bills of residential and rural consumers through the Interconnected Power System (thus reducing our revenues from electricity sales). Conversely, any losses are accounted for by ANEEL in their calculation of electricity tariffs in subsequent periods.

Accordingly, the sale of electricity from Itaipu should not generate relevant impacts on our financial statements and we do not consolidate their results. However, we are also entitled to receive payments from financings granted to Itaipu. These receivables are an important source of income for us and will be amortized until 2023.

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

The values referring to the annual readjustment factor are defined annually through an ordinance inter-ministerial of the Ministries of Finance and Mines and Energy and will be carried out through its inclusion in the transfer fee to be applied until 2023.

For discussion of the accounting treatment of Itaipu, see note 18, subsection IV to our Consolidated Financial Statements.

If our Proposed Privatization occurs, we will be required to transfer our interest in Itaipu to ENBPar. See “Item 4.A. History and Development—Proposed Privatization” for further information.

Exchange Rate Variations

Fluctuations in the exchange rate may impact our financial statements and cash flows due to our exposure to assets and liabilities denominated in foreign currencies, especially in U.S. Dollars. As a result, we may be exposed to exchange rate risks. See “Item 3.D.

Key Information—Risk Factors—Risks Relating to Brazil—The volatility of the Brazilian real and of the inflation rates may impact our operations and cash flows” for any related risks.

We have a financial hedging policy in place aimed at monitoring and mitigating the impact of adverse price movements on our financial statements. This allows us to ensure that our results reflect our current operating performance, and our cash flows are less volatile. Our hedging techniques are developed around a scale of priorities, where structural solutions remain at the top of our list and implementation of derivatives remains as a residual option. When carried out, operations with derivatives cannot be characterized as leveraged or as financing operations.

		As of December 31, 2021
		Foreign Currency	Real
		(U.S. Dollars or R$ thousands)	(R$ thousands)
	Loans (as borrower)	(1,439,182)	(8,031,354)
USD	Loans (as lender)	123,445	688,883
	Itaipu	125,006	697,587
	Impact in our Financial Statements	(1,190,731)	(6,644,884)
EUR	Loans (as borrower)	(45,592)	(288,187)
	Impact in our Financial Statements	(45,592)	(288,187)

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

Fixed Transmission Revenues

RAP is set by ANEEL and takes into account the investment, operation and maintenance costs of a transmission project. RAP readjusted each year for monetary adjustment and periodically reviewed by ANEEL, which recalculates the costs for the efficient operation and maintenance of the system managed by the transmission companies.

Similar to the energy generation, a large part of the electric transmission concessions was renewed under Law No. 12,783/13 and began to be remunerated through operation and maintenance tariffs, as well as remuneration and depreciation components, as per MME Ordinance No. 120/2016.

Due to the fact that the Brazilian generation industry largely uses hydro plants and the size of Brazil, the transmission cost is shared by all users. The transmission use of system charges is collected through a tariff called TUST.

Impairment

CPC 01/IAS 36 Technical Pronouncement – Impairment of assets, determines that an asset must be recorded at an amount that does not exceed the amount to be recovered through the sale of such asset.

This standard defines “Recoverable Amounts” as the greater between the fair value cost of selling an asset or the cash-generating unit’s Value in Use. Fair Value, according to CPC 46/IFRS 13 – Fair Value Measurement, is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a transaction between market participants on the settlement date. The Value in Use, pursuant to CPC 01/IAS 36, is the present value of expected future cash flows that should arise from an asset or cash-generating unit. Value in Use, as its name suggests, represents the value expected by us and resulting from the performance of the asset over its useful life. The Fair Value corresponds to the measurement of the amount to be received in the event of the sale of this asset. We estimate the recoverable amount of our property, plants, equipment and intangible assets based on the Value in Use approach, which is measured based on the present value of estimated future cash flows.

The assumptions used consider our management’s best estimate of future trends in the electricity sector and are based on both external sources of information and historical data of the cash generating units.

We consider the main assumptions set out below:

●	Growth consistent with historical data and growth prospects of the Brazilian economy;

●	Discount rate per year, after taxes, specific for the tested segments: 4.70% for non-renewed generation, 4.68% for renewed generation, (6.11% for non-renewed generation, 6.14% for renewed generation in 2020), taking into consideration the weighted average cost of capital;
●	The pre-tax discount rate per year for the corporate ventures tested ranges from 4.44% to 16.48%;
●	Projected revenues according to the contracts, with no concession/authorization extension forecast;
●	Expenses separated by cash generating unit, projected based on the PDNG for 5 years and consistent with the plan for the remaining years, until the end of the concessions and without considering future renewals/extensions; and
●	We treated each of our plants as independent cash generating units.

The table below sets out the impairments we recorded for the years ended December 31, 2021 and 2020:

	December 31, 2021			December 31, 2020
	Generation	Administration	Total	Generation	Administration	Total

	(R$ thousands)
Fixed assets	6,963,604	—	6,963,604	7,565,468	—	7,565,468
Intangible assets	1,021	69,071	70,092	872	316,288	317,160
Total	6,964,625	69,071	7,033,696	7,566,340	316,288	7,882,628

The table below sets out our provisions for the years ended December 31, 2021 and 2020 for each plant:

Generation

Cash Generating Unit	December 31, 2020	Addition	Reversion	Write-off	Transfer	December 31, 2021

	(R$ thousands)
NPP Angra 3	4,508,764	—	—	—	—	4,508,764
TPP Candiota	796,045	258,261	—	—	—	1,054,306
TPP Santa Cruz	402,769	—	(123,390)	—	—	279,379
Candiota Phase B	321,020	—	(15,242)	—	—	305,778
TPP Batalha	298,058	—	(149,105)	—	—	148,953
Casa Nova I	292,763	—	(35,184)	—	—	257,579
Livramento (a)	126,294	—	(422)	—	(125,872)	—
Complexo Eólico Pindaí	100,428	—	(100,428)	—	—	—
HPP Samuel	98,804	—	(98,804)	—	—	—
TPP Coaracy Nunes	71,007	—	—	—	—	71,007
SCH João Borges	42,103	—	(42,103)	—	—	—
TPP Mauá Bloco 4	49,372	—	—	—	—	49,372
TPP Aparecida Óleo	46,258	—	—	—	—	46,258
Eólica Coxilha Seca	27,462	—	(26,198)	—	—	1,264
TPP Mauá Bloco 1	41,040	—	—	—	—	41,040
TPP Passo São João	34,987	—	(34,987)	—	—	—
Casa Nova II	49,154	—	(49,154)	—	—	—
SCH Rio Chapéu	32,752	—	(32,752)	—	—	—
Casa Nova III	25,730	—	(25,730)	—	—	—
Others	201,530	5,496	(5,664)	(437)	—	200,925
Total	7,566,340	263,757	(739,163)	(437)	(125,872)	6,964,625
(a)	SPE Livramento was classified as an asset held for sale.

Below we highlight the main impacts resulting from the evaluation of the recoverable value by us as of December 31, 2021:

Angra 3

Law No. 14,120/21, established the general conditions for structuring the Angra 3 plant, guaranteeing a tariff for the plant that assures its economic and financial viability, which is an important milestone for the conclusion of the project. Furthermore, CNPE’s Resolution No. 23/21, defined parameters for the calculation of the equilibrium tariff set by BNDES, which considered, among other factors, the base date, June 30, 2020, and the real cost of capital of 8.88% per year to remunerate the capital invested.

In addition, in December 2021, Tractebel, a company hired by BNDES to analyze the remaining capital expenditures and timetable, in its preliminary report, still under analysis by Eletronuclear, indicated an increase of approximately R$2,239 million in capital expenditures in relation to that considered in the 2020 test, and the expected start date was moved to November 2027.

Despite the significant advances mentioned above, to carry out the impairment test in December 2021, despite all the parameters for calculating the project’s break-even tariff available, the tariff is not defined by us but the CNPE. Accordingly, the tariff approval is still pending, which is extremely relevant for the structuring of the project.

The reason for maintaining the provisioned balance for impairment of R$4.5 billion is largely due to the fact that the tariff for the project has not yet been approved.

Throughout 2021, activities related to the critical path of the project were carried out with emphasis on the selection of suppliers to restart the civil works, as well as the effectuation of resource contributions by us in the amount of R$2,447 million. For further information see note 22 to our Consolidated Financial Statements.

In February 2022, we signed the service agreement that allows the resumption of the works at Angra 3, within the scope of the Critical Path Acceleration Plan between Eletronuclear and the consortium formed by Ferreira Guedes, Matricial and ADtranz. Among the main measures included in this plan is the conclusion of the concrete superstructure of the Angra 3 reactor building.

Candiota 3

We increased the recoverable value of the cash generating unit of Candiota 3 by R$258 million, due to the non-commercialization of additional physical guarantees in the short-term market.

Reduction of the discount rate

Reduction in the weighted average cost of capital –- WACC was impacted by both the lower cost of third-party capital and our own capital.

Administration

In 2020, the Administration segment had an impairment on the goodwill of SPE Livramento, but in 2021 SPE Livramento was classified as an asset held for sale.

Intangible assets - Administration	December 31,2020	Reversal	Transfer	December 31,2021
	(R$ thousands)
Goodwill based on future profitability - Livramento	233,989	(40,278)	(193,711)	—
Other	82,299	(13,228)	—	69,071
Total	316,288	(53,506)	(193,711)	69,071

Cash Generating Units - CGUs that do not have a provision for impairment

The CGUs that were not impaired have a recoverable value higher than the book value of the fixed assets. In addition, we performed a sensitivity analysis increasing the discount rate by 5% and 10%, to assess the impairment risk for each CGU. Only CGT Eletrosul’s João Borges PCH presented an impairment risk of R$307 thousand for the rate variation of +5% and R$2,032 thousand for the variation of +10%.

Provision for Judicial Contingencies of the Compulsory Loans

The compulsory loans on electricity consumption, instituted by Law No. 4,156 of November 28, 1962, were intended to generate resources for the expansion of the Brazilian electricity sector, and were extinguished by Law No. 7,181 of December 20, 1983, which set December 31, 1993, as the deadline for collection.

There are numerous judicial proceedings involving us that relate to compulsory loan issues. The largest number of lawsuits are aimed at challenging the criteria for monetary restatement of the book credits of the compulsory loans on electricity consumption, determined by the legislation governing the compulsory loans and applied by us, and the application of inflationary adjustments arising from economic plans implemented in Brazil. As of December 31, 2021, we recorded a provision with respect to 3,739 lawsuits in the amount of R$25.7 billion related to the monetary adjustments of our compulsory loans.

The compulsory loan credits were substantially paid by us through share conversions carried out through shareholders’ meetings on April 20, 1988, April 26, 1990, April 28, 2005, and April 30, 2008, respectively.

The divergence regarding the monetary restatement criteria of the referred credits was brought before the STJ, and the issue of merit was decided by that court, through repetitive appeals consolidated in Special Appeal 1.003.955/RS and Special Appeal 1.028.592/RS, and through the Divergence Motions in Special Appeal 826.809/RS. After the judgment and publication of the collective decision on the same issue by the STJ, the same solution must be applied to the other cases that have identical theses.

However, it should be noted that the constitutionality of the repetitive appeals No. 1,003,955/RS and No. 1,028,592/RS is currently subject to appeals to the Federal Supreme Court, which are pending judgment. The appeals address a potential violation of article 97 of the Federal Constitution, which provides that the decision in any process to declare a law unconstitutional must be issued by the full composition of the STJ, and not by one of its sections or groups, as happened in the case of the repetitive appeals judged by the STJ, in which, we believe, the Court ruled out aspects of the compulsory legislation on constitutional grounds.

Nonetheless, unless and until we are granted a favorable decision at the Federal Supreme Court, acknowledging the violation of article 97 of the Federal Constitution, the Special Appeal No. 1,003,955/RS and Special Appeal No. 1,028,592/RS are valid and, we believe, should be fully enforced and followed by judges and lower courts.

Despite the issue having been submitted to the STF, in view of the precedents of the STJ, the lawsuits filed have proceeded in the ordinary course and, consequently, there have been several orders for payment of monetary correction differences and interest at 6% per year, the latter as a reflection of the monetary correction differences. As a result of these lawsuits and the expert and accounting reports issued against us, we have been the target of enforcement orders, and there is disagreement with the plaintiffs as to how to calculate the amount due, particularly with regard to the application of interest of 6% per year after the relevant conversion meeting and the five-year period for collection of this interest.

In November 2021, we revised our risk rating criteria and assumptions and revised our estimates related to compulsory loan actions based on the development of case law in light of the compulsory loan leading cases. In this context, certain decisions on disputed compulsory loan issues, consolidated by the Superior Court of Justice, helped to inform and guide our reassessment, as did recent approvals of unfavorable opinions in 2021. Consequently, in the third quarter of 2021, we recognized a provision in the amount of R$9,058 million for the compulsory loan lawsuits.

As of December 31, 2021, we recorded provisions relating to: (i) differences in principle due to monetary correction criteria, and (ii) compensatory interest and default interest (substantially the SELIC rate) as set out in the table below.

	12/31/2021	12/31/2020

	(R$ thousands)
Main	6,403,710	5,860,592
Correction interest paid	47,316	—
Compensatory Interest	4,748,235	1,875,942
Default Interest	13,116,760	9,444,919
Fees	747,994	—
Other funds	646,213	271,716
Total	25,710,228	17,453,169

Time lapse for application of compensatory interest

The most relevant controversy in lawsuits discussing monetary adjustment of compulsory deposits relates to the continued application of the reflexive remuneration interest of 6% per annum, after the conversion meeting. According to the current precedent of the STJ (repetitive appeals Special Appeal 1.003.955/RS and Divergence Motions in Special Appeal 826.809/RS), the reflexive remuneration interest of 6% per year ceases on the date of the conversion meeting, subject to the five- year statute of limitations.

On the monetary correction difference ascertained on the date of the conversion meeting (if any), since it is a legal dispute, the charges applicable to legal debts will apply, i.e., the IPCA-E until the beginning of the SELIC rate. The SELIC rate is applied on the principal amount and the resulting remuneration interest, from the conversion meeting or from the date of summons, whichever is more recent. We adopt this understanding unless a specific court order to the contrary is issued.

Through the Divergence Motions in Special Appeal number 790.288/PR, by the STJ, a taxpayer obtained, on June 12, 2019, a favorable decision, by a vote of five ministers out of nine voting ministers, to have remunerative interest of 6% per year applied continuously as from the 143rd Extraordinary General Meeting, of June 30, 2005, until the effective payment, cumulating with the SELIC rate. We filed a motion for clarification of this decision, clarifying that, in light of the leading cases decided by the STJ itself, the incidence of remunerative interest is due only until the Conversion Meeting as well as the impossibility of cumulative interest on remuneration with the SELIC rate. We also believe that this unfavorable judgment does not have the effect of a repetitive appeal under the terms of article 1,036 of the Code of Civil Procedure which would have a binding effect on other lawsuits dealing with the matter. We distinguish this from the precedent set by Special Appeal No. 1,003,955/RS, Special Appeal 1.028.592/RS and the Divergence Motions in Special Appeal 826.809/RS. These first two appeals, which are the basis to estimate its provision, were judged by the STJ as repetitive appeals, with binding effect, and therefore must be considered for the other lawsuits dealing with this specific issue, according to Brazilian legislation.

On November 10, 2021, the First Section of the STJ granted us an appeal for clarification, in the records of the Divergence Motions in Special Appeal – EREsp No. 790,288/PR, reverting an unfavorable decision from 2019, confirming our thesis that such credits were paid under the terms of the leading cases, and the amounts under discussion refer to judicial debts and no longer to taxes, and must be adjusted only with charges of judicial debts, therefore, with this appeal, we understand that the STJ has ratified the position that remunerative interest should be levied on credits only until the date of the Conversion Meetings. This decision was published on December 14, 2021. Decoradora Roma filed a motion for clarification on February 1, 2022, requesting, preliminarily, that the case be sent to the Special Court of the STJ, and, on the merits, the amendment of the judgement. The 1st Section of the STJ rejected the preliminary request for referral to the Special Court and ruled that the appeal was dismissed. Following this decision, on April 8, 2022 Decoradora Roma filed new motions for clarification, essentially questioning the non-remittance of the proceedings to the Special Court of the STJ. The appeal is pending judgment.

Inclusion of compulsory credits not foreseen in the initial demand – Gerdau case

Regarding the discussion of the enforceability of credits not mentioned in the initial petition of the process in December 2020, case No. 0023102-98.1990.8.19.0001 was decided against us. This process started in 1990, before the Third and Fourth Conversion Meetings. Although the lower court has ratified the expert report that indicates an approximate amount due of R$1,400 million (which can reach approximately R$1,800 million considering the monetary correction and application of fines and expenses required by the plaintiffs), we appealed the decision understanding that the discussion involves claims not mentioned in the initial petition, as well as the fact that the expert report approved contains a series of defects. On appeal, the Court of Justice of the State of Rio de Janeiro – TJRJ granted an injunction with suspensive effect until the judgment of that appeal. However, on August 10, 2021, this appeal was denied by simple majority by the Civil Chamber of the TJRJ. The judgment in question, in turn, was challenged by us through the filing of special and extraordinary appeals to the Superior Court of Justice, still pending a final judgment.

Despite our efforts, which lodged other appeals to suspend the obligation to pay the portion of the execution that it considers to be undue, those were rejected, so that we faced a contingency to deposit in court, as a guarantee, the amount believed to be disputed to avoid having judicial liens applied on our assets.

Accordingly, on September 21, 2021, we deposited in court the total amount of R$1,681 million, comprising the following installments: (i) R$422 million, referring to the undisputed amount in the records, as payment; (ii) R$1,049 million, referring to the disputed amount, as a guarantee; and (iii) R$210 million, to guarantee any fines and fees for non-compliance with the sentence under the terms of art. 523, first paragraph, CPC. Additionally, we challenged the execution of the sentence. Notwithstanding, the opposing parties requested the withdrawal of the amount of R$1,471 million, a claim that, despite being rejected in the lower court, ended up being accepted by monocratic decisions handed down by the Judge Rapporteur of Agravo de Instrumento No. 0075057-87.2021.8.19.0000, in part upon presentation of surety bond. The withdrawal of this amount ended up being carried out through the issuance of payment permits on October 25, 2021, and December 15, 2021, while the remaining amount of R$210 million remains deposited in a judicial account. In view of the advanced state of the dispute, whose decisions in force are unfavorable, we made a provision of R$1,630 million in 2020. In light of certain judicial deposits made by us, withdrawn by plaintiffs during 2021, we recorded a provision of R$210 million as of December 31, 2021.

Other decisions, as in the Interlocutory Appeal in the Comments of Divergence in Special Appeal No. 799.113-SC, already understood that the affiliated companies do not have legal standing to execute a judicial instrument regarding the monetary correction difference of a compulsory loan in favor of the parent company because they did not participate in the discovery process. However, should cases similar to the Gerdau case mentioned above arise, we may have to adjust our provision in amounts that could be material.

See “Item 8.A. Consolidated Financial Statements and Other Information—Litigation—Compulsory Loans” for further details about our Proposed Privatization as well as “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—We may incur losses in legal proceedings relating to compulsory loans made in the period between 1962 and 1993” for the risks related to our Proposed Privatization.

Critical Accounting Policies

In preparing the financial statements included in this annual report, we made estimates based on assumptions that we consider reasonable based on our historical experience and other factors. The presentation of our financial condition and results of operations requires that our management make estimates about inherently uncertain matters, such as the book value of our assets, our liabilities and, consequently, our results of operations. Our financial presentation would be materially affected if we were to use different estimates or if we were to change our estimates in response to future events. To provide an understanding of how our management forms its judgments about future events, including the factors and assumptions underlying those estimates, we have identified the following critical accounting policies. For further information please refer to note 5 to our Consolidated Financial Statements.

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

The main assumptions for measuring the transmission contractual assets according to CPC 47 – Revenue from Contract with Customer (IFRS 15), are the following: RAP revenue stipulated in the concession contract (bid auction or concession renewal); forecasted investment curve attached to the concession contract and depreciation rate considered in the concession contract; implicit rate of return of the contract obtained after pricing the margins by the expected RAP flow at the time of renewal or contractual conclusion in comparison with the expected or realized investment flow; and margin identification. The margins identified reflect the strategy for each concession and vary according to various business factors at the time of each contract and impact on the formation of the contract asset. However, regardless of margins, costs are earned directly in the income, variable portion as a risk criterion using history and provision for indemnification of any residual balance after the end of the concession’s contractual term.

In 2021, we reached a construction margin of 16.98%, with a transmission construction revenue of R$1,535 million and a construction cost of R$1,395 million. Contract balances are substantially updated by the IPCA, except for the contracts 004/2004, 010/2005, 005/2005, 006/2005 and 034/2001, which are updated by the IGPM.

Operation and maintenance revenues do not make up the balance of the contractual asset, as they are recorded at the same time that the RAPs are billed by the granting authority, therefore, as the financial settlement arising from the fulfillment of the operation and maintenance obligation depends only on the time elapsed, these rights are recorded in the clients account, as determined by CPC 48 – Financial Instruments.

In 2020, through the resolution No. 2,725/2021, ANEEL set out the new RAPs for the 2020-2021 cycle, including the revenues corresponding to the Periodic Tariff Review – RTP of 21 of our concessions. Considering the new annual revenues allowed for the contracts that underwent RTP, we measured and recorded the effects arising from this review in the amount of R$4,228 million in revenues in 2020. .

The increase in construction revenue in 2021 is mainly due to the re-estimate of the evolution of the execution of transmission projects in course and the authorizations by ANEEL, carried out in the period, of RAPs for completed transmission projects. In 2021, transmission contractual assets increased significantly due to (i) the acceptance by ANEEL of the proposal for re-profiling of RBSE’s financial component; (ii) reincorporation of the Cost of Equity (Ke) to the financial component of the shielded base of the RBSE; and (iii) completion of the inspection of Chesf’s contract No. 061/2001. Changes in the flows of RBSE receivables impacted our results by R$4,858 million.

Current and deferred taxes assets and liabilities

The estimates of taxable income, the basis for the analysis of realization of net deferred tax assets are based on annual budgets and strategic plan, both reviewed periodically. However, future taxable income may be higher or lower than estimates made by management when the need to recognize or not the deferred tax asset amount was identified.

Specifically, deferred income tax and social contributions assets decreased by R$ 568 million, or 27.4%, which amounted to R$ 1,501 million, compared to R$ 2,069 million in 2020. Deferred income tax and social contribution liabilities decreased by R$3,540 million, or 95.5%, which totaled R$7,245 million, compared to R$3,705 million in 2020. This increase is mainly due to the subsidiary Eletronorte having recognized R$1,859 million (liabilities) on December 31, 2021, compared to the amount of R$283 million (assets) in 2020. This change was mainly due to the IRPJ and CSSL deferred on reversals of Estimated Losses of Doubtful Accounts, in the order of R$535 million (asset reduction) and deferred IRPJ and CSSL on income of the extensions of the concessions (GSF) of Tucuruí, Samuel and Curuá-Una in the total amount of R$972 million (increase in liabilities).

For 2021, based on the future taxable profits and considering the historical evidence of taxable profits in recent years, we recognized deferred tax credits derived from temporary differences between the accounting and tax bases.

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

Also, the variables and assumptions used by us and our subsidiaries in determining discounted cash flows for recognition of impairment of long-lived assets may vary due to the discount rate applied and uncertain events, such as maintenance of levels of energy consumption, growth rate of economic activity in the country, availability of water resources and the determination of the value of reversion at the end of the concession period. Law No. 12,783/2013 defined the VNR as the identification basis for public service concessions. We have determined that the identification basis will be based on the VNR, for generation and transmission assets, and by the base value of Regulatory Asset Base (Base Remuneração Regulatória, “RAB”) for distribution assets, based on its VNR value. These are the bases used to determine the indemnity at the end of the concession period for generation and transmission of electricity. For further information, please see note 3 and changes in impairments made during the relevant periods in note 22 to our Consolidated Financial Statements.

Basis of determination of compensation by the Brazilian Government on concessions

We adopt, for the concessions not yet renewed, the assumption that the assets can be returned at the end of the concession contracts, with the right to receive compensation from the Brazilian Government on investments not yet amortized at the lower of their net book value or the new estimated replacement value. In accordance with this assumption, for the concessions already renewed, we have recorded receivables from the Brazilian Government, the investments made after the basic design of power plants and transmission lines (modernization and improvements), and the thermal generation assets. These values are subject to approval by ANEEL. For further information regarding the effects of Law No. 12,783/2013, see note 3.1 to our Consolidated Financial Statements.

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

Provision for labor, tax and civil matters

Provisions for labor, tax and civil matters are based on the evaluation of management and internal and external legal counsel. The provision amounts are recognized based on the estimated amounts to settle the obligations. Contingent obligations do not result in recognition of provisions and the estimated possible losses are disclosed in our Consolidated Financial Statements. This assessment is supported by the judgment of management, along with its legal counsel, considering case law, decisions in the courts, the history of any agreements and decisions, the experience of management and legal counsel, as well as other relevant aspects. The provision for compulsory loans involves significant judgment related to: (i) difference in the base value resulting from the monetary restatement criteria, (ii) compensatory interest; and (iii) application of default interest (substantially the SELIC rate).

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

Valuation of financial instruments

We use valuation techniques that include information that are not based on observable market data to estimate the fair value of certain types of financial instruments. Note 43 to our Consolidated Financial Statements presents information on key assumptions used in determining the fair value of financial instruments, as well as the sensitivity analysis of these assumptions. We believe that the selected valuation techniques and assumptions used are appropriate for determining the fair value of financial instruments, but nevertheless to the extent they are based on estimates and assumptions, the actual results could be materially different.

Onerous contracts

We use the assumptions related to economic costs and benefits of each contract to determine the existence or not of an onerous contract. In the case of long-term commitments as sale and purchase of energy, the estimate in determining the amount of provision for the future sale of the contract is the historical average PLD approved by our management as a basis for the calculation of the provision for onerous contracts, as well as the discount rate applied to the cash flows. The actual values of the PLD over the years may be higher or lower to the assumptions we used. In addition, we may have onerous contracts on concessions where the current expected cost for operation and maintenance is not fully covered by the revenues.

Description of Principal Line Items

Operating Revenues

Electrical Energy Sales

We derive our revenues from the generation and transmission of electricity, as set out below:

●	revenues in our generation segment derive from the commercialization and sale to distribution companies and free consumers of electricity that we have generated. Revenues from our electricity generation segment are recognized based on the output delivered at rates specified under contract terms or prevailing regulatory rates. For generation concessions renewed pursuant to Law No. 12,783/13, there was a change in the revenue framework, whereby the exploration method and the operating and maintenance methods are separately disclosed; and
●	revenues from our transmission segment derive from the construction, operation and maintenance of transmission networks for third-party electricity concessionaires, and we generate revenues arising from applying inflation and other indexes to the value of our investments. Revenues receivable from other concessionaires using our basic transmission network are recognized in the month that the services are provided to the other concessionaires. These revenues are fixed each year by the Brazilian Government. These revenues also include as financial revenue the value calculated over receivables registered as financial assets, based on fees calculated from the receipt of RAP (which is based on gross RAP minus the amount allocated for operations and maintenance revenue) until the concession agreements for energy transmission services terminate.

Taxes on Revenues

Taxes on revenues consist of Imposto sobre a Circulação de Mercadorias e Serviços (“VAT”), a sales tax charged on gross revenues. These taxes do not apply to revenues from the transmission RBSE payments described in “—Principal Factors Affecting our Financial Performance—Transmission RBSE Payment.” We are subject to different VAT rates in the different states in which we operate, depending also on the type and destination of energy, for example. Recently, in connection with the Extraordinary Appeal No. 714139, the Brazilian Supreme Court ruled that certain VAT taxes charged over energy were unconstitutional, since they charged very high rates that do not take into account the necessity of this energy. This decision is binding on all taxpayers and establishes that the maximum VAT rate applicable to energy transactions must be taxed at an ordinary rate. Compliance with this decision is not uniform across Brazil, as certain states did not revise their legislation and others have revised their legislation to comply with this binding ruling. Pursuant to applicable regulations, we are not liable for VAT on revenues in our transmission segment. Additionally, we are subject to two federal taxes imposed on the gross revenues of corporate entities: the Program of Social Integration (PIS) and Contribution for Social Security Financing (COFINS).

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

Depreciation and Amortization

This represents depreciation and amortization for our property, plant, equipment and intangible assets. We record fixed assets as construction or acquisition costs, as applicable, less accumulated depreciation calculated based on the straight-line method, at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs that extend the useful lives of the related assets are capitalized, while other routine costs are charged to our result of operations. We believe that the estimated useful life of each asset is similar to the depreciation rates determined by ANEEL, which are considered acceptable by the market as they adequately express the useful life of the assets.

Operational Provisions

This reflects charges we make in respect of: (i) legal proceedings to which we are party; (ii) bad debt expense; (iii) impairments; (iv) onerous contracts; and (v) other matters.

Donations and Contributions

This reflects expenses relating to investments in research and development, as well as investments in cultural programs and sponsorships.

Effect of Periodic Tariff Review

ANEEL’s goal with the periodic tariff review is to recalculate the costs for the efficient operation and maintenance of the system managed by the transmission company.

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

A. Operating Results

Presentation of Segment Information

Segment information is intended to provide insight into the way we manage and evaluate our businesses. The accounting policies for each segment are the same as those described in the summary of significant accounting policies. We continue to segment our core operations in the Brazilian generation and transmission markets. Some revenues and expenses can also be classified as “Administration” segment when they are not related to any of the energy segments described above. Inter-segment balances have not been eliminated.

Please see note 44 to our Consolidated Financial Statements for information on revenues from external customers and intersegment revenues.

The following table shows our revenues and operating expenses as a percentage of net operating revenues with eliminations:

	Year Ended December 31,			Year Ended December 31,
	2021	2020	2019(1)	2021	2020	2019(1)

	(%)			(R$thousands)
Revenues
Electricity sales:
Generation	68.7%	76.6%	78.2%	26,054,612	22,270,117	22,701,871
Transmission	46.9%	42.1%	39.7%	17,450,333	12,247,523	11,532,666
Other operating revenues	2.5%	2.4%	2.6%	925,905	710,591	768,764
Taxes on revenues	(12.7)%	(14.8)%	(14.4)%	(4,782,384)	(4,305,763)	(4,179,986)
Regulatory charges on revenues	(5.4)%	(6.3)%	(6.1)%	(2,032,225)	(1,841,955)	(1,781,186)
Net operating revenues	100.0%	100.0%	100.0%	37,616,241	29,080,513	29,042,129

Expenses
Operating expenses	(73.5)%	(76.1)%	(70.4)%	(27,643,846)	(22,143,258)	(20,441,343)
Financial income/(expenses), net	(5.5)%	(5.7)%	(8.4)%	(2,056,339)	(1,671,646)	(2,448,786)
Other revenues and expenditure	3.2%	0.1%	0.1%	1,210,754	16,134	24,715
Gains on results of affiliated companies	5.0%	5.7%	3.6%	1,867,546	1,670,903	1,041,071
Income before income tax and social contribution	29.2%	23.9%	24.9%	10,994,356	6,952,646	7,217,786
Income tax	(14.0)%	(1.9)%	2.2%	(5,280,723)	(565,333)	630,659
Net income of Continued Operations	15.2%	22.0%	27.0%	5,713,633	6,387,313	7,848,445
Net income of Discontinued Operations	—	—	11.3%	—	—	3,284,975
Net income for the year	15.2%	22.0%	38.3%	5,713,633	6,387,313	11,133,420
(1)

We retrospectively adjusted our financial statements for the years ended December 31, 2019 regarding: (i) assets transmission - Existing Basic System Network (RBSE), until then classified as financial assets, starting to treat them as contract assets under the terms of CPC 47-Revenue from Contracts with Customers.

The following table shows our revenues and operating expenses as a percentage of net operating revenues without inter-company eliminations:

	Year Ended December 31,			Year Ended December 31,
	2021	2020	2019(1)	2021	2020	2019(1)

	(%)			(R$thousands)
Revenues
Electricity sales:
Generation	69.0%	76.8%	78.8%	26,276,622	22,619,622	23,723,380
Transmission	46.4%	41.6%	38.3%	17,657,758	12,247,523	11,532,666
Other operating revenues	2.5%	2.5%	2.7%	944,894	732,909	807,223
Taxes on revenues	(12.6)%	(14.6)%	(13.9)%	(4,782,384)	(4,305,763)	(4,179,986)
Regulatory charges on revenues	(5.3)%	(6.3)%	(5.9)%	(2,032,225)	(1,841,955)	(1,781,186)
Net operating revenues	100.0%	100.0%	100.0%	38,064,665	29,452,336	30,102,097
Expenses
Operating expenses	(73.8)%	(76.4)%	(71.4)%	(28,092,270)	(22,515,081)	(21,501,311)
Financial income/(expenses), net	(5.4)%	(5.7)%	(8.1)%	(2,056,339)	(1,671,646)	(2,448,786)
Other revenues and expenditure	3.2%	0.1%	0.1%	1,210,754	16,134	24,715
Gain on results of affiliated companies	4.9%	5.7%	3.5%	1,867,546	1,670,903	1,041,071
Income before income tax and social contribution	28.9%	23.6%	24.0%	10,994,356	6,952,646	7,217,786
Income tax	(13.9)%	(1.9)%	2.1%	(5,280,723)	(565,333)	630,659
Net income of Continued Operations	15.0%	21.7%	26.1%	5,713,633	6,387,313	7,848,445
Net income of Discontinued Operations	—	—	10.9%	—	—	3,284,975
Former Net income for the year (1)	15.0%	21.7%	37.0%	5,713,633	6,387,313	11,133,420
(1)

We retrospectively adjusted our financial statements for the years ended December 31, 2019 regarding: (i) assets transmission – Existing Basic System Network (RBSE), until then classified as financial assets, starting to treat them as contract assets under the terms of CPC 47 – Revenue from Contracts with Customers.

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues:

Net operating revenues for 2021 increased by R$8,536 million, or 29.4%, to R$37,616 million in 2021 from R$29,081 million in 2020 as a result of the factors described below.

Electricity Sales

Electricity sales for 2021 increased by R$2,829 million, or 18.1%, to R$18,417 million in 2021 from R$15,588 million in 2020. This increase was mainly due to the sale of R$ 1,426 million in CCEE’s short-term energy import market, corresponding to 1,116 GWh of energy.

Contractual Financial Revenue

Contractual financial revenue for 2021 increased by R$3,920 million, or 65.1%, to R$9,947 million in 2021 from R$6,026 million in 2020. This increase was mainly due to reassessment of the evolution of the execution of the transmission projects in progress and to ANEEL’s authorizations as well as an increase in the contractual financial revenue mainly due to the increase in the indexes of correction of the contracts updated based on the IPCA. In the fourth quarter of 2021, the correction by the IPCA reached 9.63% and in the corresponding period of 2020, it reached 4.38%.

Operating Costs and Expenses

Operating costs for 2021 increased by R$5,501 million, or 24.8%, to R$27,644 million in 2021 from R$22,143 million in 2020. This increase is mainly due to:

●	Operating provisions, which increased by R$7,519 million, or 102.0%, to R$14,893 million in 2021 from R$7,374 million in 2020. This increase is mainly due to the additional provision for contingencies of R$10,897 million recorded as a result of the evolution of decisions in the execution and settlement phase of certain legal proceedings related to the compulsory loans. See “—Provision for Judicial Contingencies of the Compulsory Loans.” Additionally, we recorded (i)_ a supplemental provision for contingencies for the “K” Factor legal proceeding in the amount of R$238 million, and (ii) a provision for unsecured liabilities in the amount of R$706 million, arising from the future value of a contribution we made to SPE Madeira Energia S.A – MESA in proportion to our interest in this SPE.
●	Periodic Tariff Revenue, which increased by R$630 million, or 14.9%, from R$4.2 billion in 2020, to R$4.9 billion in 2021. This increase was mainly due to the reprofiling of the financial component of the RBSE approved by ANEEL in April 2021. The decision led to a decrease in the payment curve of the amounts pertaining to the periodic review of RAPs associated with transmission facilities for the 2021/2022 and 2022/2023 cycles, and an increase in the flow of payments in the cycles after 2023, preserving the remuneration of own capital.

This was partially offset by the electricity purchased for resale, which decreased in cost by R$2,406 million, or 100.2%, thus generating an income of R$6 million in 2021, from an expense of R$2,400 million in 2020. This decrease was mainly due to the extension of the terms of the concessions of our hydroelectric plants, due to the renegotiation of the hydrological risk under Law No. 14,052/2020, which led to a cost reduction of R$4,266 million. For further details on the renegotiation of hydrological risks, see “— Generation Scaling Factor”.

Financial Expense, net

Financial expenses net of financial income increased by R$385 million, or 23%, which resulted in an expense of R$2,056 million in 2021 compared to an expense of R$1,672 million in 2020. This variation is attributed to a reduction in income from financial investments of R$336 million, or 34.5% in 2021, due to the low profitability compared to 2020; and the increase in net derivatives by R$394 million, or 118.6%, to R$726 million in 2021 from R$332 million in 2020, driven by the positive variation in the price of aluminum in the London Metal Exchange (“LME”), which is used as a reference for the payment of the premium provided for in the energy sale agreement entered into with Albras.

Results of Equity Method Investees

Our equity in the results of investments accounted for using the equity method increased by R$197 million, or 11.8%, to R$1,868 million in 2021 from R$1,671 million in 2020, mainly due to: (i) a R$244 million increase in the revenues of Interligação Elétrica do Madeira S.A., or 1013.0%, to R$268 million in 2021 compared to R$24 million in 2020 due to its tariff review and increase of IPCA in 2021; (ii) a R$214 million decrease in the losses of Norte Energia S.A. or 49.7%, which went from R$430 million of recorded losses in 2020 to R$216 million in 2021 due to the increase in its financial expenses in 2021. This impact was partially offset by the decrease of R$171 million, or 15.0%, in the revenue of CTEEP, to R$967 million in 2021 compared to R$1,138 million of revenue in 2020 , due to the effect of RBSE tariff review.

Other Revenues and Expenses

Other revenues and expenses for 2021 increased by R$1,195 million, or 7404.4%, to R$1,211 million in 2021 from R$16 million in 2020. This increase was mainly due to the recognition of the value of receivables due from the CCC Account to be paid to us in the amount of R$620 million. Additionally, as a result of the recognition of the reimbursement of fixed assets in progress of our former distribution companies by ANEEL and the signing of the reimbursement contracts, we recognized other revenue of R$589 million.

Total income taxes and social contributions

The effective tax rate for 2021 was 48.0% compared to 8.1% in 2020. Income taxes and social contribution decreased by R$961 million, or 39.7%, to an expense of R$1,458 million in 2021 from an expense of R$2,418 million in 2020. Deferred income taxes and social contributions decreased by R$5,676 million, or 306.3%, to an expense of R$3,823 million in 2021 from income of R$1,853 million in 2020. The decrease in deferred taxes was mainly due to the measurement of transmission assets based on the new assumptions established in the CVM guidance leading to an increase in deferred liabilities of R$1,282 million. Additionally, in 2021 we recognized the increase in deferred liabilities related to the renegotiation of hydrological risk in the amount of R$1,345 million. Further, as Eletrosul was incorporated into CGT Eletrosul, CGT Eletrosul recognized deferred tax credits arising from the tax loss and the accumulated negative basis of social contribution charges. These amounts totaled a credit of R$1,549 million. This increase is mainly due to us recording an increase in the provision for contingencies of R$10,902 million largely related to the provision for compulsory loans of R$10,897 million.

Net Income (Loss)

As a result of the factors discussed above, we reported net income of R$5,714 million in 2021 compared to net income of R$6,387 million in 2020.

Results of Generation Segment

Net Operating Revenue

Net operating revenues for the generation segment increased by R$3,256 million, or 17.41%, to R$21,964 million in 2021 from R$18,708 million in 2020 as a result of the factor set out below.

Electricity Sale

Electricity sales increased by R$2,702 million, or 17.0%, to R$18,639 million in 2021 from R$15,938 million in 2020. This increase was mainly due to the sale of energy imported from Uruguay for R$1,426 million on the CCEE, corresponding to 1,116 GWh of energy. In the corresponding period of 2020, we only sold 234 GWh.

Operating Costs and Expenses

Operating costs and expenses for the generation segment decreased by R$1,919 million, or 15.0%, to R$10,913 million in 2021, from R$12,832 million in 2020. This decrease is mainly due to cost recovery related to the adhesion of the hydrological risk in the amount of R$4,266 million, which reflects the extension of the terms of the concessions of hydroelectric plants, due to the renegotiation of the hydrological risk, under the terms of Law No. 14,052/2020.

Results of the Transmission Segment

Net Operating Revenue

Net operating revenue from the transmission segment increased by R$5,293 million, or 50.7%, from R$10,439 million in 2020 to R$15,732 million in 2021. This increase was mainly due to the increase in construction revenue in the transmission segment in 2021, mainly due to the re-estimation of the transmission projects in progress and to ANEEL’s authorizations as well as an increase in the contractual financial revenue mainly due to the increase in the indices used to adjust the contracts based on the IPCA. In the fourth quarter of 2021, the IPCA reached 9.40% compared to 3.48% in the corresponding period of 2020.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment increased its income by R$1,355 million to income of R$910 million in 2021 from an expense of R445 million in 2020. This increase is mainly due to:

●	The operating provision, which decreased by R$645 million, or 86.6%, to R$100 million in 2021 from R$744 million in 2020. The decrease was mainly due to: (i) the reversal of operating provisions for losses in investments, in SPEs in the transmission segment, mainly relating to the reversal in SPE Belo Monte of R$111 million, reversal in SPE Mata de Santa Geneva of R$51 million due to better performances, specially related to the tariff reviews and increase in the IPCA index that restate their revenues; (ii) additionally, during the 2020 periodic tariff review cycle, ANEEL applied discounts to the RAP of CGT Eletrosul due to overpayments between July 1, 2018 and July 1, 2020. This fact generated an obligation in 2020 in the amount of R$ 224 million.
●	Periodic tariff revenue for 2021, which increased by R$630 million, or 14.9%, to R$4,859 million in 2021, from R$4,228 million in 2020. This increase was mainly due to the reprofiling of the financial component of the RBSE approved by ANEEL in April 2021. This decision led to a reduction in the payment flow related to the periodic review of the RAP in respect of the 2021/2022 and 2022/2023 cycles and an increase in the flow of payments in the cycles after 2023.

Results of the Administration Segment

Net Operating Revenue

Net operating revenue for the administration segment increased by R$63 million, or 20.7%, from R$305 million in 2020 to R$369 million in 2021.

Operating Costs

Operating costs and expenses for the administration segment increased by R$8,851 million, or 95.8%, to R$18,089 million in 2021 from R$9,238 million in 2020. This increase is mainly due to a provision of R$ 10,897 million due to the evolution of decisions in the execution and settlement phase of the legal proceedings related to the compulsory loans. See “—Provision for Judicial Contingencies of the Compulsory Loans.”

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

Operation and Maintenance of Revenue

Operation and maintenance of revenue for 2020 increased by R$1,621 million, or 20.8%, to R$9,426 million in 2020 from R$7,804 million in 2019. This increase was mainly due to (i) the annual readjustment of the RAG in accordance with ANEEL Homologatory Resolutions No. 2587/2019 (2019-2020 cycle) and No. 2746/2020 (2020-2021 cycle) and (ii) an increase in the indemnity revenue for the payment of the Financial Compensation for the Use of Water Resources (Compensação Financeira pela Utilização de Recursos Hídricos).

Operating Costs and Expenses

Operating costs and expenses for 2020 increased by R$1,702 million, or 8.3%, to R$22,143 million in 2020 from R$20,441 million in 2019. This increase was primarily due to:

●	Operating provisions, which increased by R$5,368 million, or 267.6%, to an expense of R$7,374 million in 2020, from an expense of R$2,006 million in 2019, mainly due to: (i) an increase in contingency provisions in the amount of R$2,430 million, of which R$2,665 million relate to the compulsory loan proceedings related to (i) difference in principal resulting from the monetary adjustment criterion, (ii) reflex remuneration interest; and (iii) application of moratory interest (substantially the SELIC rate), (ii) a R$731 million contingency by Chesf, including a further provision of R$123 million related to the updating of the Factor K legal proceedings; and (iii) a R$109 million increase in provisions related to the GSF and a R$499 million contingency at Furnas, including R$260 million for labor, R$146 million for regulatory and R$123 million for civil proceedings. In 2020, we recorded a provision of R$805 million for the line item “allowance for loan losses – consumers and resellers,” largely due to the debt owed by Amazonas D to Amazonas GT in the amount of R$359 million; and
●	Effect of periodic tariff review as from July 2020 in the amount of R$4,228 million, due to the approval of the tariff review for the transmission concessions extended under the terms of Law No. 12,783/2013, granted by ANEEL on June 30, 2020, which approved the new RAP for these concessions for the 2018-2023 tariff cycle in 2020.

This was partially off-set by:

●	Payroll and related charges, which decreased by R$1,299 million, or 15.7%, to an expense of R$6,979 million in 2020, from an expense of R$8,278 million in 2019, mainly due to lower costs from the dismissal of personnel in connection with the Consensual Dismissal Plans, which reflects partial effects due to the termination dates and certain obligations relating to the health insurance.

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

Total income taxes and social contributions

The effective tax rate for 2020 was 8.1% compared to 8.7% in 2019. Income taxes and social contribution decreased by R$1,196 million, or 189.6%, to an expense of R$565 million in 2020 from income of R$631 million in 2019. This decrease was mainly due to the constitution of the RBNI deferred liabilities, other contracts due to the adoption of IFRS 15 – Contract assets, following the guidance in CVM Official Letter No. 004/2020, with the effects of the remeasurements, the Subsidiaries recalculated their deferred taxes, with the particularities of rates corresponding to each Subsidiary, generating a reduction in the amount of R$459,603 and the recognition of tax credits from CGT Eletrosul’s accumulated losses in the amount of R$1.53 billion.

Discontinued Operations

The results of our subsidiaries in the distribution segment are presented as discontinued operations for the years ended December 31, 2019, and 2018, as further described under “—Principal Factors Affecting our Financial Performance—Divestment of Distribution Companies.” We recorded a gain of R$3,285 million from our discontinued operations in the distribution segment in 2019 compared to no results from this line item in 2020. The gains from the sales of the subsidiaries reflected the net liabilities of the entities sold and the results of each.

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

Electricity Sales

Electricity sales decreased by R$1,905 million, or 10.7%, to R$15,938 million in 2020 from R$17,843 million in 2019. This decrease was mainly due to: (i) the reduction in supply revenues due to the termination of existing energy contracts on the Regulated Market by Furnas and Eletronorte; (ii) a decrease of R$283 million in transfers from Itaipu; (iii) a decrease of R$177 million in Short-Term Electric Energy; and (iv) a decrease in sales revenue on the Regulated Market.

Operating Costs and Expenses

Operating costs and expenses for the generation segment decreased by R$389 million, or 2.9%, to R$12,832 million in 2020 from R$13,221 million in 2019.

The primary drivers of this decrease in operating costs and expenses were payroll and related charges, which decreased by R$1,208 million, or 38.0%, to R$1,968 million in 2020 from R$3,176 million in 2019, mainly due to lower costs resulting from the dismissal of personnel in connection with consensual dismissal plans, which reflects partial effects due to the termination dates and certain obligations relating to the health insurance, reflecting the cost control policy with respect to addition payment for dangerous or overtime work established by us. This decrease was partially off-set by operating provisions, which increased by R$1,051 million, or 166.5%, to an expense of R$1,682 million in 2020, from an expense of R$630 million in 2019. This decrease was largely due to the increase in provisions due to the stoppage of operations in the Candiota 3 plant in the amount of R$127 million and an increase in the impairment provision in the amount of R$442 million.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment increased by R$366 million, or 3.6%, to R$10,439 million in 2020 from R$10,073 million in 2019 due the factor the remeasurement of transmission assets considering the new assumptions established in the guidance issued by the CVM.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment decreased by R$4,982 million, to R$445 million in 2020 from R$5,427 in 2019.

The primary drivers of the decrease in operating costs and expenses were:

●	Effect of periodic tariff review as from July 2020, in the amount of R$4,228 million, due to the approval of the tariff review for the transmission concessions extended under the terms of Law No. 12,783/2013, granted by ANEEL on June 30, 2020, which approved the new Permitted Annual Revenue (Receita Anual Permitida – RAP) of these concessions for the 2018-2023 tariff cycle;
●	Payroll and Related Charges, which decreased by R$1,299 million, or 15.7%, to an expense of R$6,979 million in 2020, from an expense of R$8,278 million in 2019, mainly due to lower costs resulting from the dismissal of personnel in connection with the Consensual Dismissal Plans, which reflects partial effects due to the termination dates and certain obligations relating to the health insurance, reflecting the cost control policy with respect to addition payment for dangerous or overtime work established by us.

Results of Administration Segment

Net Operating Revenues

Net operating revenues for the administration segment increased by R$111 million, or 56.8%, to R$305 million in 2020 from operating revenues of R$195 million in 2019.

Operating Costs and Expenses

Operating costs and expenses for the administration segment increased by R$6,385 million, or 223.8%, to R$9,238 million in 2020 from R$2,853 million in 2019, the operating provisions increased by R$3,942 million, to R$4,948 million in 2020 from R$1,005 million in 2019, mainly due to: (i) the increase in the Contingency Provision in the amount of R$2,768 million, with a large part of the amount referring to compulsory loan processes; (ii) the increase in the provision for investment losses, in the amount of R$756 million; and (iii) the increase in the provision for the implementation of shares (compulsory loan), in the amount of R$345 million. In addition, we recorded an increase of R$1,382 million in Payroll and related changes.

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

From time to time, we consider potential new investment opportunities, and we may finance such investments with cash generated by our operations, loans, issuances of debt and equity securities, capital increases or other sources of funding that may be available at the relevant time. Those funds represent a portion of the revenues we have generated from our sales of electricity and the interest we have received from our lending activities.

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

Our main uses of funds in the year ended December 31, 2021, were for investments in the amount of R$4,678 million and the net cash used in investing activities of R$124 million. In the year ended December 31, 2020, our main uses of funds were for investments in the amount of R$3,122 million and the net cash used in investing activities of R$1,513 million. We meet these requirements with (1) cash and cash equivalents (R$18,378 million), (2) long-term financing (totaling R$35,781 million). Our management believes that we have sufficient sources of liquidity to meet our present financial commitments through the combined use of our operating cash flow, the receipt of indemnities already approved by the grantor as a result of Law No. 12,783/13, our issuances of debentures, and proceeds from loans and financings already contracted. Our Board of Directors has approved a strategic business plan aiming to reduce investments, sell administrative properties, sell certain SPEs, structure a tax planning strategy in order to optimize our tax costs and improve the use of tax credits.

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

Short-Term Debt

Our outstanding short-term debt serves many purposes, including supporting our working capital. As of December 31, 2021, our total debt due in the short-term, including accrued interest, amounted to R$8,235 million, compared to R$11,411 million as of December 31, 2020.

Long-Term Debt

Our outstanding long-term debt consists primarily of loans from financial institutions and offerings in the international capital markets. As of December 31, 2021, our consolidated long-term debt was R$35,781 million. As of December 31, 2020, our consolidated long-term debt was R$35,591 million. Some of our short-term and long-term debt contain financial covenants. See “Item 4.A. Information on the Company—Business Overview—Lending and Financing Activities” for further information regarding our debts and lending activities.

Cash Flows

	For the Year Ended December 31,
	2021	2020	2019

	(R$ millions)
Net Cash Flows from Operations:
Provided by operating activities	8,231	5,127	1,159
Provided by investing activities	124	1,513	2,398
Used in financing activities	(8,449)	(6,689)	(3,805)
Total operations	(94)	(49)	(248)

	For the Year Ended December 31,
	2021	2020	2019
Net Cash Flows from Discontinued Operations:
Provided by operating activities	—	—	(380)
Provided by investing activities	—	—	6
Used in financing activities	—	—	415
Total operations	—	—	41

Cash Flow from Operating Activities – Continued Operations

Our cash flows from operating activities primarily result from:

●	the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices;
●	the payment of financial charges;
●	the payment of global reverse reserve charges;
●	amounts received from allowed annual revenue;
●	the payment of income taxes and social contributions;
●	amounts received from financial assets;
●	amounts received form remuneration of investments in ownership interests;
●	income received from investments in equity securities;
●	the payment of legal provisions;
●	judicial contingencies; and
●	restricted deposits for legal proceedings in cases where we are a plaintiff in a proceeding and are ordered to pay a deposit to the relevant court.

Cash flows from operating activities have been sufficient to meet operating and capital expenditures requirements during the periods under discussion.

In the year ended December 31, 2021, our cash flows from operating activities increased by R$ 3,104 million. This is mainly due to the increase in collections of accounts receivables of R$ 3,160 million, an increase in the receipt of remuneration of investments in ownership interests in the amount of R$ 980 million and a decrease in the cash outflow of R$ 1,055 million related to the payment of income tax and social contribution. These effects were partially offset by the increase in the payment of legal contingencies of R$2,981 million.

In the year ended December 31, 2020, our cash flows from operating activities increased by R$3,968 million to R$5,127 million in 2020 from R$1,159 million in 2019. This increase was primarily due to the variation in liabilities associated with assets held for sale that decreased by R$6,941 million, or 81% to R$1,661 million in 2020 from R$8,602 million in 2019. This was due to the fact that, on 25 of July 2019, the Board of Directors commenced the competitive disposal Proceeding No. 01/2019 aimed at the disposal of equity interests in 39 SPEs remaining from Auction No. 01/2018. Furthermore, in 2020, 5 SPEs were registered as held for sale. We also had (i) a decrease in assets held for sale in the amount of R$8,549 million; (ii) an increase in the payment of interests in the amount of R$1,950 million; and (iii) an increase in RAP and indemnities in the amount of R$2,300 million.

Cash Flows from Investing Activities – Continued Operations

Our cash flows from investing activities primarily reflect:

●	investment acquisitions (being partnerships) that we enter into with third parties in the private sector in relation to the operation of new plants;
●	acquisition of fixed assets (primarily investments in equipment necessary for operational activities);
●	loans and financing – payment and receipts;
●	acquisition of intangible assets;
●	capital increase investment in equity investments; and
●	investments for future capital increases.

In the year ended December 31, 2021, our cash flows from investing activities decreased by R$1,389 million, or 91.8%, to R$124 million in 2021 from R$1,513 million in 2020. This variation was largely due to a decrease in the acquisition of fixed assets of R$319 million and a decrease on disposal equity investments of R$942 million.

In the year ended December 31, 2020, our cash flows from investing activities decreased by R$885 million to R$1,513 million in 2020 from R$2,398 million in 2019. This variation was largely due to a decrease in amounts received from loans and financings in the amount of R$766 million.

Cash Flows from Financing Activities – Continued Operations

Our cash flows used in financing activities primarily reflect payments we make from short-term and long-term loans and financing (including the RGR Fund).

Our cash flows used in financing activities increased by R$1,760 million, or 26.3%, to R$8,449 million in the year ended December 31, 2021, from an outflow of R$6,689 million in the year ended December 31, 2020. This variation was largely due to increase in the payment of remuneration to shareholders of R$1,154 million, or 44.5%, to R$3,748 million in the year ended December 31, 2021 from R$2,594 million in the year ended December 31, 2020.

Our cash flows used in financing activities increased by R$2,884 million, to R$6,689 million in the year ended December 31, 2020, from an outflow of R$3,805 million in the year ended December 31, 2019. This variation was largely due to a reduction in the receipt of advances for future capital increase, in the amount of R$3,660 million.

Relationship between Appropriated Retained Earnings and Cash Flows

As of December 31, 2021, our balance sheet reflected retained reserves of R$44,757 million, which consisted of our statutory reserves but do not include unpaid shareholders’ remuneration. See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Information—Policy on Dividend Distribution.”

Capital Expenditures

In the last three years, as set out in the table below, we invested an average of R$3,709 million per year in expansion, modernization, infrastructure and environmental quality, among others. Over the same period, we invested 6,137 million in our generation segment, 3,982 million in our transmission segment and R$1,008 million in infrastructure and environmental quality.

	As of December 31,
Nature of Investments	2021	2020	2019

	(R$millions)
Generation	1,502.17	1,304.26	893.09
Transmission	1,163.53	645.41	693.54
Maintenance - Generation	673.63	423.78	486.68
Maintenance - Transmission	191.44	365.97	203.45
Other (Research, Infrastructure and Environmental Quality)	528.24	269.01	211.21
Subtotal Own Investments	4,059.01	3,008.43	2,487.95

Generation	110.98	73.64	668.83
Transmission	507.79	39.68	171.13
Subtotal SPEs	618.77	113.32	839.96
Total	4,677.78	3,121.76	3,327.93

Our core business is the generation and transmission of energy, and we intend to invest in these segments in the upcoming years.

Generally, companies are selected for the construction of new generation units and transmission lines through a tender process or through a purchase of interests in existing projects. Accordingly, it is difficult to predict the precise amounts that we will invest in these segments going forward. We invested R$1,863 million in the transmission segment through direct investments of our subsidiaries, which represented approximately 39.8% of our budget for 2021, aiming to modernize and automate the energy transmission system in Brazil. The difficulty of making all planned investments in the transmission segment, including maintenance, was a reflection of the COVID-19 pandemic, due to supplier delays, problems with labor due to preventive measures being implemented in light of the COVID-19 pandemic, and high foreign exchange rates, impacting bids and the granting of environmental licenses. In addition, we made investments in our generation segment in the amount of R$2,287 million in 2021, representing 48.8% of the total budget for 2021. In particular, we invested R$1,24 million at our Angra 3 Nuclear Power Plant, which represented approximately 44% of the total budget for 2021. This was aimed at the resumption of the construction works at the Angra 3 plant. We made these payments through contributions made by our holding company. The non-execution of investments in the generation segment was a reflection of the COVID-19 pandemic, due to delays in bidding processes, the execution of contracts and the slow pace of execution of third-party services already contracted, difficulties in the supplier market, delays receiving price quotes, lack of raw materials, and delays in the delivery of imported equipment and components, as well as prioritization of operational maintenance activities and acquisition of interests in SPEs that did not occur in the year.

Under the EPE’s 10 Year Plan, the EPE estimates that Brazil will have 208,907 km of transmission lines above 275 kV and 236 GW of installed generation capacity by 2031 from 200 GW as of December 31, 2021. In accordance with our business plan prepared in December 2020, we believe that from 2022 to 2026 we will invest approximately R$48.3 billion in our business.

Our capital expenditures for fixed assets and intangible assets for the years ended December 31, 2021, 2020 and 2019 were and R$2.7 billion, R$2.4 billion and R$2.0 billion, respectively.

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

We are the primary sponsor and provide technical support for Cepel. We coordinate important national programs such as Proinfa and the Procel programs. With Cepel’s technical support we also coordinate national programs such as Procel and Luz para Todos Program (Light for All).

Cepel also collaborates in the formulation of the Brazilian energy and decennial power plans. In order to support its research activities, Cepel has a complex of 34 laboratories, some of them accredited by the Brazilian National Metrology Institute (Instituto Nacional de Metrologia – InMetro), these laboratories can perform a wide variety of experiments, technology services and tests. Noteworthy are the laboratories of high-voltage and high-power (the largest of their kind in the southern hemisphere) and the laboratory of ultra-high voltage. In addition, the center has a reference demonstration unit: CRESESB, to promote the use of solar and wind energy. Following the guidelines of the Committee of Technological Policies (CPT), Cepel prioritizes strategic and structuring projects, distributed among six main research areas, each one carried on by specific department: (i) DEA: Energy Optimization and Environment; (ii) DRE: Electrical Networks; (iii) DAS: Systems Automation; (iv) DLE: Transmission Lines and Equipment; (v) DME: Materials, Energy Efficiency and Complementary Generation; and (vi) Laboratories (Experimental Research): DLA and DLF Departments.

Cepel’s activities have important role in supporting to our core business of generation, transmission and commercialization of electric energy.

Chesf has two innovation centers: the Developing and Innovation Center and the Petrolina Solar Energy Reference Center – CRESP. The Development and Innovation Center is responsible for the development and innovation projects in all areas related to the energy sector. CRESP focuses on developing research and innovation projects in the area of solar energy, including Photovoltaic and Concentrating Solar Power – CSP Technologies such as Parabolic Trough and Central Receptor, and Wind Power.

In 2021, more than 70 research, development and innovation projects were developed either directly by us or through investment programs to which these are part of. In addition, we participated in several testing programs. All this represented R$169.9 million, or 76%, of CEPEL’s resources. Below is a detailed description of how these funds were allocated by CEPEL:

Areas of Expertise	R$(in thousand)	Resources %
Electrical energy systems	36,837	21.7%
Electrical equipment and smart systems	31,883	18.8%
Automation, supervision and control of systems	28,655	16.9%
Energy transition, environment and sustainability	23,919	14.1%
Asset management technologies	18,781	11.0%
Energy efficiency and certification	15,362	9.0%
Materials and mechatronics	14,503	8.5%
Total	169,940	100.0%

Trademarks, Patents and Licenses

We hold 84 trademark registrations with the Brazilian National Industrial Property Institute (“INPI”), of which: (i) 12 (14%) relate to the prior trademark (which was adopted in 2010 and renewed in 2007), in effect until 2027, when we will be able to assess whether or not it is appropriate to renew them again; (ii) 23 (28%) related to the current trademark (which was adopted in 2010) and is therefore still valid, granting us ownership over one of our most valuable assets which is our trademark; and (iii) 49 (58%) related to Procel, which are currently valid and therefore relevant, as they guarantee the ownership over variations of one of the main symbols of the visual identity of the Procel program. We do not have invention patents, industrial designs, technology transfer agreements or softwares registered with INPI.

With respect to our main trademarks, we emphasize that we have “Eletrobras” as a trademark with the INPI.  CGT Eletrosul has one patent granted for “Special Reinforced Concrete Foundation for Structural Reinforcement of Foundations in Metal Grid of Towers of Electric Power Transmission Lines”, and nine applications filed with the INPI, of which two applications were filed jointly with CEEE–GT/UBEA/PUC-RS and one filed jointly with UBEA/PUC-RS (which was filed also internationally).

Eletronorte has 18 patents granted with the INPI (of a total of 71 requests), two of which were granted in 2021: “DEVICE FOR MANUFACTURING BALLS AND RINGS” and “TOOL FOR LIFTING OBJECTS WITH EDGES.” In addition, Eletronorte has 31 computer programs effectively registered with the INPI.

Chesf has filed two invention patent applications with the INPI:  one application for “Integration System and Method for Regulating and Operating in Parallel Different High-Voltage Sources” (such application was also filed internationally, and it was granted in the United States and China, and currently pending of analysis in India and Europe); and the other application for “Real Time, Automatic Diagnostic System Method for Electric Networks (SmartAlarms)” at Chesf’s Control Centers, (such application was also filed internationally) and it was granted in China, and currently pending of analysis in the United States, India and Europe. In respect to trademarks applications, the main applications are five:  “SmartAlarms,” “SysGDO,” “SysRTM” (registered as product and trademarks), “CHESF” and “Chesf Companhia Hidroelétrica do São Francisco.”

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

Insurance

We maintain insurance for civil liability for directors and administrators (“D&O”), which has limitations in place for the public offering of shares. We also maintain insurance for fire, natural disasters, accidents involving third parties, certain other risks associated with the transportation and assembly of equipment, plant construction and multi-risks.

At Furnas, we have operational risk insurance for power plant and substation equipment (all risks, except dam rupture); comprehensive multi-risk fire insurance for companies; stationary equipment risk insurance (all risks); civil liability insurance for vehicles (RCF-V) – fleet (various vehicles); vehicle insurance (comprehensive); Various Risk Insurance and RCF-V (TEREX trucks); national transport insurance (interstate and urban perimeter and isolated operation); travel insurance; life insurance and personal accident insurance; civil liability insurance - D&O; general civil liability insurance – RCG; contractual performance insurance for concession contracts; financial guarantee insurance for contracts for the use of systems; court guarantee insurance; and drones insurance (RETA and physical damage and theft).

At Chesf, we maintain operational insurance on machinery in operation; national (land, air and sea) and international (air and sea) transport insurance; court guarantee insurance; aviation insurance; liability insurance for directors and delegated employees; general liability insurance (RCG), which covers risks related to dam rupture; group life insurance and personal accidents.

At Eletronorte, we maintain operational risk insurance for its plants and equipment (all risks, except dam rupture); fire insurance; national transport insurance for goods transported while traveling on national territory; group life insurance for all employees and directors; management liability insurance (D&O); general liability insurance (RCG); and judicial guarantee insurance.

At CGT Eletrosul, we maintain operational risk insurance for equipment and civil structures of plants and substations, as well as for administrative offices (all risks); national transportation insurance (land, air and sea) for own assets; group life insurance for all active employees and directors; personal accident insurance for young trainners and interns; civil liability insurance for directors, officers, managers and/or delegated employees (D&O); general liability insurance for the Candiota Thermoelectric Complex; bid bond insurance and judicial guarantee insurance for tax, civil and labor lawsuits, as well as for the construction of new buildings. Currently, the Candiota 3 plant does not have an operational risk insurance in place, however we are currently carrying out studies to obtain the adequate insurance.

At CEPEL, we maintain property insurance, including coverage of building infrastructure, laboratory and equipment, and vehicle insurance, and group life insurance for employees and directors.

At Eletronuclear, we maintain group life and personal accident insurance; management liability insurance (D&O); national and international transport insurance; property insurance against fire; marine hull insurance; auto insurance; court guarantee insurance; Angra 3 paralyzed engineering works insurance; and nuclear risk insurance for Angra 1 and 2 plants.

For a more in-depth discussion of our insurance coverage related to our nuclear energy assets, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—We may be indirectly liable for damages related to accidents involving our subsidiary Eletronuclear.”

D. Trend Information

Our management has identified the following key trends, which contain certain forward-looking information and should be read in conjunction with “Cautionary Statement Regarding Forward-Looking Information,” “Item 3.D Key Information—Risk Factors” and “Item 4.A. History and Development—Proposed Privatization” We believe these trends will allow us to continue to grow our business and further improve our corporate image:

●	proposed further privatization: on July 12, 2021, Law No. 14,182 was enacted, which established the guidelines for our Proposed Privatization. Subsequently, certain CPPI and CNPE resolutions were approved providing that our Proposed Privatization be conducted through a primary and possibly secondary public offering of our common shares in Brazil and abroad intended to dilute the direct and indirect interest of the Brazilian Government in our voting capital to equal to, or less than, 45%. As of the date of this annual report, we cannot assure that there will be sufficient market interest in our Global Offering or that the other conditions precedent to our Proposed Privatization as provided in various CPPI and CNE resolutions will be fulfilled. Our business, results of operations and financial condition will be affected if the Proposed Privatization does occur or if it does not occur. If it does occur, we will need to conduct a corporate reorganization in respect of Eletronuclear and Itaipu. Further, we will be committing to make several payments to the Brazilian Government and government controlled sectorial funds as consideration for the new concession agreements that we will enter into for the renewal of certain existing generation concessions. In addition, if the Proposed Privatization triggers the change of control provisions under our international bonds, we would have to finance the repurchase of any holders deciding to exercise their put rights. If the Proposed Privatization does not occur, we may face difficulties maintaining our current market share and would have incurred significant costs in relation to the privatization process. For further information about our Proposed Privatization, see “Item 4.A. History and Development—Proposed Privatization” as well as “Item 3.D. Key Information—Risk Factors—Risks Relating to our Privatization” for any related risks.
●	electricity is in constant demand: unlike certain industries which are particularly vulnerable to cyclical conditions in the market and/or seasonality, the demand for electricity is constant. We believe we will continue to have the ability to set tariffs in accordance with market conditions, particularly in the generation segment. Although tariffs in the transmission segment are monetarily restated by the Regulatory Agency each year, they are periodically reviewed by ANEEL, which recalculates the costs for the efficient operation and maintenance of the system managed by the transmission company.
●	revenues from third parties for maintenance of facilities: although the core of our business will remain the generation and transmission segments, we have successfully increased our revenues in recent periods by using our expertise to provide maintenance services for other companies in our industry.
●	an increasing focus on environmental, health and safety concerns: there is a trend in Brazil and globally towards increasing concerns for the protection of the environment. This impacts us in various ways, including dealing with social and political issues that may arise when we seek to construct new facilities (particularly in remote areas of Brazil) and reduced carbon emission targets from facilities that rely on fossil fuel. One of the key challenges for us will be to balance these environmental concerns against the growth of our business, as these concerns naturally can increase cost pressures. There is also an increasing trend in Brazil towards more stringent health and safety requirements with respect to operating permits for our facilities, which similarly imposes cost pressure challenges on our business. A sign of this trend is the approval in 2015 by the United Nations of the Agenda 2030 for Sustainable Development, which the Brazilian government promptly undertook and issued Decree No. 8,892/2016, which creates the National Commission for the Sustainable Development Goals, with the purpose of internalizing, diffusing and giving transparency to the implementation of the 2030 agenda.

●	effect of Law No. 12,783/13: Law No. 12,783/2013 will continue to affect the way we account for our concessions. We may decide to renew additional contracts for the maximum period of 30 years at significantly lower tariff levels. As a result, we may continue to write down the value of our renewed concessions and record “onerous contracts” in cash flow.
●	effect of COVID-19: The COVID-19 virus continues to impact worldwide economic activity and poses the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. For further information regarding the novel coronavirus in our operations, see “—The COVID-19 Pandemic”.
●	Generation: The impacts on the Brazilian electricity sector resulting from the COVID-19 crisis in the Generation segment resulted in reduced demand, reduced prices in the Electricity Markets (free and short-term environment) and a slight contractual instability in the Regulated (ACR) and Free (ACL) Contracting Environments. Regarding the impacts of the reduction of the energy load, there was a sharp decrease in the average load until the end of May due to the social isolation period that started in mid-March 2020. Since June, we have seen a tendency for growth in energy consumption, motivated by temperature variations and the beginning of the relaxation of isolation measures in some states. By the end of September, we noticed a recovery of energy consumption with signs of a recovery in the economy with a 4% increase in monthly energy consumption compared to September 2019, although in the annual comparison there was a reduction of about 1.6%. In addition, there is a reduction in inflows, mainly in the Southeast, South and North, which considerably raised the PLD and ACL prices in the last quarter of 2020.
●	Our generation assets operated as usual since the beginning of the COVID-19 pandemic despite the pandemic. We adopted several measures in order to guarantee the safety and continuity of the services, in addition to the creation of protocols related to the operation and maintenance of the assets. We revised our 2020 maintenance planning, focusing only on the services necessary to guarantee the performance and reliability of the equipment. In addition, our Crisis Committee created after the beginning of the COVID-19 pandemic formulated strategies and priorities to ensure the continuity of essential services, together with the inspection of the situation of the teams involved. These measures allowed us to continue our operations during the COVID-19 pandemic, contributing to the security of the National Interconnected System and mitigating the risks of contamination of our technical teams. We also monitored the potential impacts on our commercialization businesses, executed in the ACR and ACL, with the monitoring of communications of unforeseeable circumstances or force majeure; renegotiation requests; counterparties’ credit risk; ability to honor payments under contracts; and default. Few renegotiations were carried out on contracts signed in the free market, in any case without any losses for our group companies.
●	Excluding Amazonas D’s default with Amazonas GT which was an atypical and isolated situation that does not have a direct relationship with the COVID-19 pandemic, in 2020 there were no significant defaults in our existing contracts in the ACR, in the ACL, in the quotas of physical guarantee, Itaipu, Proinfa and Eletronuclear. It is worth mentioning that, in the regulated environment, MME and ANEEL adopted systemic solutions, such as the creation of the COVID Account increasing the payment capacity of energy distribution companies. Accordingly, even though the COVID-19 pandemic has had a negative impact on the energy market, there were no relevant effects on our electric energy trading business, as the results were in line with our budget.
●	Transmission: With the COVID-19 pandemic and the need to preserve the health of our employees, we have implemented strict protocols for the execution of operational and maintenance activities. We published our COVID-19 Contingency Protocol applicable to operating and maintenance shares in March 2020. In April 2020, we issued our Security Protocol for the Implementation of Generation and Transmission Projects. Both measures aimed at preserving the essential electricity services and the health of our employees. Among the several challenges, we highlight the contamination of employees in the field; postponement of the deadlines for the supply of materials and equipment; increase in the offered values in the bids; slow pace of implementation services as a result of the contamination prevention protocols; and recurring work stoppages due to several factors, all linked to the COVID-19 pandemic. Demonstrating their capacity and resilience, our group companies, even in the midst of all the adversities of the pandemic, managed to overcome any delays in carrying out non-emergency maintenance, given the preventive measures defined by the protocols, throughout the second half of 2020, when maintenance planning returned to normal pre-pandemic levels. Despite the COVID-19 pandemic, in 2020, we began operations at 26 large transmission projects, which added about 150 km of new Transmission Lines to the National Interconnected System (SIN) and about 1,217

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
●	Climate change: The effects of climate change, including the change in rainfall, flow and wind patterns, the increase in the frequency and intensity of extreme events and regulatory changes can directly affect our generation and transmission activities, which can lead to financial impacts, loss of competitiveness, risk of divestment and reputational damage. Climate change is a priority and a strategic focus for us, as it can impact the continuity of our business. We reviewed our Environmental Policy and included guidelines related to identification and management of risks and vulnerabilities aimed at adapting to climate change and internalizing, through economic instruments, the externalities associated with greenhouse gas emissions. Our actions are in line with the international agreements to which Brazil is a signatory, such as the Paris Agreement (COP 21/2015), where the country registered as its NDC1 a commitment to reduce its greenhouse gas emissions by 37% until 2025 and indicated a 43% reduction until 2030 (based on the values measured in 2005). The Sustainable Development Goal 13—Action Against Global Climate Change—of the United Nations Agenda 2030 was identified as one of the most relevant for us.

For further information regarding risks relating to climate change, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—Climate change can have significant impacts on our generation and transmission activities.”

COVID-19 pandemic

We and our subsidiaries continuously monitor any potential financial impacts as a result of the COVID 19 pandemic on our ability to pay our financial commitments.

We monitored the potential impacts on our business on the Regulated Market and the Free Market in respect of acts of force majeure; renegotiation requests; counterparty credit risk (ability to honor payments assumed under contracts) and defaults. In 2020, renegotiations were carried out in 3% of the contracts executed on the Free Market without economic loss for us. In 2021, there were no significant defaults under existing contracts on the Regulated Market, the Free Market, or physical guarantees, or in respect of Itaipu or Proinfa.

In order to soften the impact of tariff pressure as result of the economic impacts of the COVID-19 pandemic, ANEEL decided in April 2021 to reprofile the financial component of the BSE, providing for a reduction in the payment curve of the amounts for the 2021/2022 and 2022/2023 cycles and an increase in the payment flow in the post 2023 cycles, extending such installments until the 2027/2028 cycle, preserving, however, the WACC remuneration.

AMAPÁ

In order to restore electricity in the State of Amapá, in November 2020, Eletronorte hired, on an emergency basis and, pursuant to Ordinance No. 406 of the Ministry of Mines and Energy, 45 MW of additional thermal generation, of which 20 MW were installed in the Santa Rita substation and 25 MW in the Santana substation, owned by CEA distributor.

Additionally, in compliance with ANEEL Order No. 3,341/20, Eletronorte recovered and returned to commercial operation the Santana plant, with two generating units of 15 MVA each, ensuring a seamless and uninterrupted generation of 30 MVA, which are also installed in the Santana substation, owned by CEA distribution company.

The action was part of the support operation for the resumption of electric energy in the region, which had shut down due to a fire at the Macapá substation transformer. The fixed and variable costs associated with this generation of energy will be covered through sectorial charges provided for such cases, upon approval by ANEEL.

The total costs for the restoration of energy were R$9.7 million, of which R$7.1 million were spent with on the rental of generators, R$1.8 million on fuel for emergency generation and R$0.8 million on third-party personnel and services (equipment maintenance, surveillance, among others.).

E. Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see note 5 to our Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors and Senior Management

We are managed by our Board of Directors (Conselho de Administração), composed of up to eleven members, and by our Board of Executive Officers (Diretoria), which currently consists of six members. Our bylaws also provide for a permanent Fiscal Council (Conselho Fiscal), which is made of five effective members and their respective alternates. If our Proposed Privatization is consummated, at least 1 member of the Fiscal Council and respective alternate shall be appointed separately from the others, pursuant to Art. 161, paragraph 4 of Law No. 6,404, of 1976. Our bylaws also provide for a Statutory Audit and Risk Committee (Comitê Estatutário de Auditoria e Riscos), composed of between three to five members (if our Proposed Privatization is consummated, this committee shall be a permanent body composed of three to five independent members according to the B3 criteria), a Statutory Committee of Strategy, Governance and Sustainability (Comitê Estatutário de Estratégia, Governança e Sustentabilidade), composed of between three to five members, and statutory Personnel, Eligibility, Succession and Remuneration Committee (Comitê Estatutário de Pessoas, Elegibilidade, Sucessão e Remuneração), composed of between three to five members. Pursuant to our bylaws, all members of our Board of Directors and Board of Executive Officers must be Brazilian citizens. If our Proposed Privatization is consummated, the members of our Board of Directors and Executive Board will no longer be required to be Brazilian citizens. The management bodies also have the support of advisory bodies and secretariats specialized in matters of specific interest. The members of the Board of Directors and those of the Board of Executive Officers may or may not be shareholders, and may be required, in both cases, the management guarantee provided for by Brazilian Corporate Law.

According to the documents handed out prior to their taking office at Eletrobras, there is no conflict of interests that we know of that may interfere in the election of the members of the Board of Executive Offices, the Fiscal Council and the Board of Directors and external members of the statutory committees.

Board of Directors

Our bylaws direct that our Board of Directors be composed of eleven members that are elected at the general shareholders meeting for a term of two years, reelection being permitted up to three times. Currently, our board of directors has ten members. As our majority shareholder, the Brazilian Government has the right to appoint eight members of our Board of Directors, among which seven are appointed by the MME and one by the Ministry of the Economy. At least two of the members appointed by the MME must comply with the provisions set forth in article 22 of the Law of Government-Controlled Companies and article 39 of Decree No. 8,945/2016. The minority shareholders have the right to elect one member and the holders of preferred shares without voting rights representing at least ten percent of our total capital have the right to elect one member, both of them must comply with the provisions of the Law of Government-Controlled Companies. One director must be elected as a representative of our employees. In March 2021, Mr. Carlos Eduardo Rodrigues Pereira was directly elected by our employees, and his election was ratified at the Annual General Meeting on April 27, 2021. The Board of Directors appoints among the members elected by our majority shareholder the Chairman and the Vice-Chairman. If our Proposed Privatization is consummated, the holders of the majority of the preferred shares will have the right to elect one member that meets the investiture requirements, and the representative of the employees will have the right to elect one member, by means of an election organized by the company and the union entities that represent them, provided such candidate fulfills the investiture requirements. The Brazilian Government will no longer have right to elect a certain number of members to our Board of Directors. The address of our Board of Directors is Rua da Quitanda 196, Centro, CEP 20091-005, Rio de Janeiro, RJ, Brazil.

Pursuant to our bylaws, approved at the 180th Annual General Shareholders Meeting held in January 2021, our Board of Directors must be comprised of at least 30.0% of independent members and in case of a conflict between the rules of the Law of Government-Controlled Companies and the B3’s Corporate Governance for State-Owned companies’ rules, the applicable criteria will be the most restrictive. If our Proposed Privatization is consummated, the Law of Governance Controlled Companies will no longer apply to us, and we will follow the rules of B3 with respect to the numbers of independent members in our Board of Directors. See “10.B. Additional Information– Board of Directors, Board of Executive Officers, Fiscal Council and Committees– Board of Directors.”

Our Board of Directors relies on the support of the Statutory Audit and Risks Committee, the Personnel, Eligibility, Succession and Compensation Committee, and Statutory Strategy, Governance and Sustainability Committee. The three committees are all permanent statutory and have their operating rules established under their respective bylaws, pursuant to the Law of Government-Controlled Companies and other applicable laws, and in 2021, all of the committees were comprised entirely of members of our Board of Directors and independent external members. The Personnel, Eligibility, Succession and Compensation Committee, and Statutory Strategy, Governance and Sustainability Committee have become statutory in 2021, after our shareholders approved during the 180th

Shareholders General Meeting amendments to our bylaws to comply with the Law of Government-Controlled Companies and other regulations.

Our Board of Directors met 20 times in 2019, 27 times in 2020 and 36 times in 2021, and when called by a majority of the directors or the Chairman. Among other duties, our Board of Directors is responsible for: (i) establishing our business guidelines; (ii) determining the corporate organization of our subsidiaries or any equity participation by us in other legal entities; (iii) approving our entering into any loan agreement and determining our financing policy; and (iv) approving any guarantee in favor of any of our subsidiaries in connection with any financial agreement. For more information regarding the role of our principal shareholder on the Board of Directors and management, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—We are controlled by the Brazilian Government, the policies and priorities of which directly affect our operations and may conflict with the interests of our investors.”

On January 13, 2022, Mr. Armando Casado de Araújo resigned as a member of the Board of Directors and as member of the Statutory Strategy, Governance and Sustainability Committee. The current ten members of our Board of Directors according to the elections in the 61st General meeting held on April 27, 2021 are listed below:

Name	Position
Ruy Flaks Schneider	Chairman
Rodrigo Limp Nascimento	Director
Bruno Eustáquio Ferreira Castro de Carvalho	Vice-Chairman
Marcelo de Siqueira Freitas	Director
Daniel Alves Ferreira	Director
Felipe Villela Dias	Director
Ana Carolina Tannuri Laferté Marinho	Director
Ana Silvia Corso Matte	Director
Jerônimo Antunes	Director
Carlos Eduardo Rodrigues Pereira	Director

Ruy Flaks Schneider – Board Member: Mr. Ruy Flaks Schneider, born February 28, 1941, holds a degree in Mechanical and Production Engineering from PUC-Rio in 1963 and holds a M.Sc. degree in Economic Engineering from Stanford University (USA) (1965). He is a Reserve Officer in the Brazilian Navy, graduated in 1981 from the Navy Reserve Officer Instruction Center (CIORM) and concluded the College of War in 1978. He served as an executive officer at several companies, such as Xerox do Brasil S.A., and was vice-president of capital markets at Banco de Montreal (formerly, Banco Brascan de Investimentos S.A.) for 18 years. He has experience in capital markets and investment funds, both in Brazil and abroad, in private banks and official entities, such as BNDES and the International Finance Corporation (“IFC”), based in Washington, D.C., in the United States. He has served as a member of the Board of Directors of several companies, both publicly and privately held: Light S.A., Unipar Participações S.A., Parmalat Brasil S.A., CBTD – Cia., Brasileira de Tecnologia Digital S.A., Sonae Sierra Brasil S.A. and Teka S.A., among others. He also served as a member of the Fiscal Council of Brasil Telecom, Tele Norte Celular, Banco ABC Brasil and Rossi Residencial, among others. For three years, he chaired the Fiscal Council of Indústrias Nucleares do Brasil S.A. (INB). Mr. Ruy Flaks Schneider is a defendant in Administrative Proceeding No. RJ2015 / 6229 before CVM, for which he was sentenced to pay a pecuniary fine. The decision is currently awaiting judgment of appeal by the Appeals Council of the National Financial System. Also, a criminal action (Proceeding No. 0020491-38.2019.8.16.0035) initiated by the Public Ministry of the State of Paraná is pending against Mr. Ruy Flaks and others alleging tax evasion as result of the non-payment of ICMS taxes by Supermercados do Brasil Ltda.

Bruno Eustáquio Ferreira Castro de Carvalho – Board Member: Mr. Bruno Eustáquio Ferreira Castro de Carvalho, born July 3, 1981, holds a degree in Civil Engineering from the Federal University of Minas Gerais and holds a PhD in Civil Engineering from the Instituto Superior Técnico of the University of Lisbon (IST/UL). He also holds a PhD in Civil Engineering from the University of Brasília (UnB) and a MSc. degree in Environmental Engineering and Natural Resources from the College of Engineering, University of Porto-Portugal (FEUP/UP). He received the Erasmus Mundus SMART2 (Paris) Award for Regulation in Corporate Governance and the Fellowship Australia Awards (1st) on risk management in water, energy and transportation infrastructure. He was a professor in Governance and Regulation at the National School of Public Administration. He is Analyst in Infrastructure at the Ministry of Planning, Development and Management and currently serves as Deputy Executive Secretary of the Ministry of Mines and Energy.

Marcelo de Siqueira Freitas – Board Member: Mr. Marcelo de Siqueira Freitas, born September 13, 1977, holds a degree in law from the University of Brasília (1999). In 2014, he took part in the Senior Managers in Government at John F. Kennedy School of Government (USA) and, in 2015, in the Management in the Public Sector program at École Nationale D’Administration, France. He has been a federal prosecutor since 2000, having served as Federal Attorney for the Federal Attorney General’s Office between 2008 and 2015. He also served as Executive Secretary at the Ministry of Social Security in 2015. He was BNDES’ Legal Director, having already served as Director of Integrity, Controllership and Management of Risks. He is currently head of the Special Advisory Office of the Ministry of Economy. He has extensive experience as a professor, especially in the Administration, Pension Plans and Civil areas.

Daniel Alves Ferreira – Board Member: Mr. Daniel Alves Ferreira, born July 6, 1972, is a representative of the Minority Shareholders. He holds a Bachelor of Law from Universidade Paulista (UNIP), São Paulo (1995), and completed the specialization course in Capital Markets – Legal Aspects at the Fundação Getúlio Vargas Law School in 2009. From 1996 to 2002, he was a senior lawyer at Mesquita Pereira, Almeida and Esteves Advogados, where he worked in the areas of civil law, family law and consumer relations. He was a partner at the same law firm, working on corporate law (capital markets) and mass litigation. In 2018, he became a partner at Alves Ferreira e Mesquita Sociedade de Advogados, responsible for the capital markets and corporate law areas. He also acts as a shareholders’ representative at various public and private companies and as a manager of the Proxy Voting area. From 2016 to 2018, he was a member of the Board of Directors of Cemig, Cemig Distribuidora and Cemig Geração e Transmissão. He was a member of Cemig’s Corporate Governance Committee in 2018 and fiscal advisor of Petrobras during 2018-2019.

Felipe Villela Dias – Board Member: Mr. Felipe Villela Dias, born December 18, 1981, is a representative of the Minority Shareholders. He graduated in Production Engineering from the Federal University of Rio de Janeiro (UFRJ) in 2005, and holds an MBA degree in Logistics from Coppead/UFRJ. He is currently a partner at Visagio Consultoria Ltda., where he works as a finance specialist in consulting projects. He was a partner from June 2008 to March 2018 at Squadra Investimentos, one of the largest independent asset management in the country. He participates in the resource allocation decision committee and is responsible for investment analysis in the infrastructure, logistics and construction sectors. He was appointed CFO of Brasil Brokers Participações S.A. for one year. He is an independent member of the Board of Directors of Smiles Fidelidade S.A. and Santos Brasil Participações S.A.

Rodrigo Limp Nascimento – Board Member: Rodrigo Limp Nascimento, born January 4, 1984, graduated in electrical engineering from the Federal University of Juiz de Fora (UFJF) in 2007. He holds a specialization degree in Regulatory Law from the University of Brasília in 2009 and a master’s degree in public sector from the University of Brasília in 2019. He acted as an expert in regulations at ANEEL between 2007 and 2015. He was also a legislative advisor for the Chamber of Deputies between 2015 and 2018, in addition to being director of ANEEL between 2018 and 2020 and Secretary of Electric Energy at the Ministry of Mines and Energy since March 2020. He has been a Board Member of ONS since April 2020 and a member of Energia Sustentável do Brasil S.A. (ESBR) since December 2020.

Ana Carolina Tannuri Laferté Marinho – Board Member: Ana Carolina Tannuri Laferté Marinho, born January 7, 1978, holds a Bachelor’s Degree from the Law School of the Pontifical Catholic University of São Paulo - PUC/SP, concluded in December 2000; she took the Lato Sensu graduate course with an emphasis on Constitutional Law at the Brasiliense Institute of Public Law – IDP in 2010; postgraduate course Lato Sensu at the School of Magistrates of the Federal District five AMAGIS in 2004; and Lato Sensu postgraduate course with an emphasis on Tax Law at the Brazilian Institute of Tax Studies – IBET, between 2001 and 2002. In the last five (5) years, Ms. Ana Carolina Tannuri Laferté Marinho has held relevant public positions, jobs or functions in Brazil. She was Deputy Chief of Infrastructure of the Subchefia for Legal Affairs of the Civil House from January 2018 until taking up the position of director and is already a candidate for re-elction, indicated by the controlling shareholder in the Management Proposal of the 61st Ordinary General Meeting. As relevant positions in the civil service, we can mention: Coordinator of the Subcommittee on Elaboration and Legislative Updating for the revision of Law No. 12.334/2010, Member of the Board of Directors of Companhia Docas do Rio Grande do Norte since December 16, 2019; Legal Advisor to the Ministry of Agrarian Development from March 2014 to May 2016; and Partner in the general coordination of land regularization in the Legal Amazon from November 2006 to March 2014.

Ana Silvia Corso Matte five Board Member: Ana Silvia, born May 30, 1958, holds a graduation degree from the University of Rio Grande do Sul in 1980 and took a Post-Graduation course in Human Resources from Pontifícia Universidade Católica – RJ (1988-1989). She also took other specialization programs as Management Development Program-PDG/EXEC, by SDE (1991), Advanced Management Program of Fundação Dom Cabral and Insead – France (2010), Mentoring Program for Diversity in Councils from IBGC, Women Corporate Directors and B3-. (2019/2020), Advanced Program for Board Members – IBGC (2020), Program for the Development of Directors and Directors – PDCA IBGC and Copel University (2020). Ana Silvia has 33 years’ experience, acquired in management positions (including C-Level) in Brazilian companies, such as CSN-Companhia Siderúrgica Nacional, Wella, Jornal do Brasil, Sendas and Light Serviços de Eletricidade S.A. Since 2011, she has been acting as an independent external expert member of the following companies’ committees: Thematic (HR, Compensation and Governance), VALE S.A. (CPG-People and Governance Committee), COPEL S.A – Companhia Paranaense de Energia S.A (CIA-Nominating and Evaluation Committee), Renova Energia S.A. (Talent and Compensation), Cemig- Cia Energética de Minas Gerais (People), Norte Energia S.A (Management and Compensation) and as a board member of Cemig Telecomunicações S.A., Cemig- Cia Energética de Minas Gerais. From 2006 to 2012 she was a Director at Light S.A. (C-Level, HR), since 2012 she holds a position as director at Ana Silvia Matte Consultoria em Gestão Ltda., and since 2020 she is a shareholder and Board member of the Consultive Board of SuperJobs Ventures. From 1994 until 2006 she was also a director at TelSul Pampa Telecomunicações S.A., Sendas S.A., CSN-Companhia Siderúrgica Nacional and Belcosa Cosmetics (WELLA). In April 2011 she received the commendation “Medalha Tiradentes” granted by the Legislative Assembly of Rio de Janeiro.

Jerônimo Antunes – Board Member: Jerônimo Antunes, born November 18, 1955, holds a Business Administration (Universidade São Marcos, 1981) and Accounting Sciences (Universidade São Judas Tadeu, 1987), master (1998) and PhD (2005) in Accounting Sciences in the area of Controllership and Accounting Specialization from University of São Paulo (USP), where he has been a professor since 2001 and he has solid experience in the area of Business Administration, with emphasis in Accounting Sciences and mainly in the activities of independent auditing, assurance services, risk management, business consulting and accounting expertise. He served as an independent board member and a coordinator of the auditing committees of Petrobras, Petrobras Conglomerate, BR Distribuidora, Sabesp and Metrô SP. He serves as an independent board member and a coordinator of the auditing committee of Desenvolve SP, Paranapanema and Cia. Müller de Bebidas, as well as an external member of the audit committees of IRB RE and CESP Foundation and a member of Fipecafi’s board of trustees. In 2019, he was elected Accounting Professional of the Year by the Associação Nacional de Executivos de Finanças, Administração e Contabilidade – ANEFAC.

Carlos Eduardo Rodrigues Pereira – Board Member: Carlos Eduardo Rodrigues Pereira, born July 3, 1981, is an Electrical Engineer graduated from the Federal University of Rio de Janeiro (UFRJ) and master’s in Electrical Engineering from COPPE/UFRJ in the area of Electric Power Systems with an emphasis on Electromagnetic Transients. He took MBA courses in Economics and Energy Management from COPPEAD/UFRJ, Training of Directors of IBGC, International Accounting Standards by FIPECAFI and Regulation by FGV. At the beginning of his career in the Electricity Sector, he worked at the National Electricity System Operator (ONS) in the Transmission Administration Directorate in 2003 and 2004. He also worked in the laboratories of the Electricity Research Center (CEPEL), through the Lines and Stations Department, in research in the high-voltage area from 2006 to 2010. In 2010, he joined us where he held positions in the Distribution, Transmission, Generation, Regulation, Presidency and Management and Sustainability Divisions, where he remains to date. He was a member of our Board of Directors for two terms between 2016 and 2019, where he joined the Statutory Strategy, Governance and Sustainability Committee and the former Management, People and Eligibility Committee.

Board of Executive Officers

Our Board of Executive Officers is currently made up of six members and is required to have a minimum of three and maximum of seven members, all of them elected by the Board of Directors, with a unified management term of two years, with a maximum of three consecutive renewals being allowed. Historically, our Board of Executive Officers meets every week, or when called by a majority of the Officers or by the Chief Executive Officer. Our Board of Executive Officers determines our general business policy, is responsible for all matters related to our day-to-day management and operations and is the highest controlling body with regards to the execution of our guidelines. The address of our Board of Executive Officers is Rua da Quitanda 196, Centro, CEP 20091-005, Rio de Janeiro, RJ, Brazil. On January 24, 2021, Wilson Ferreira Junior resigned as Chief Executive Officer effective as of March 15, 2021. Pursuant to our bylaws, on March 15, 2021 our Board of Directors appointed Ms. Elvira B. Cavalcanti Presta as interim CEO, from March 16, 2021 until the Board of Directors elected Mr. Rodrigo Limp Nascimento as the new Chief Executive Officer on April 30, 2021.

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

Rodrigo Limp Nascimento – Chief Executive Officer: Rodrigo Limp Nascimento graduated in electrical engineering from the Federal University of Juiz de Fora (UFJF) in 2007. He holds a specialization degree in Regulatory Law from the University of Brasília in 2009 and a master’s degree in public sector from the University of Brasília in 2019. He acted as an expert in ANEEL Regulation between 2007 and 2015. He was also a Legislative Advisor for the Chamber of Deputies between 2015 and 2018, in addition to being Director of ANEEL between 2018 and 2020 and Secretary of Electric Energy at the Ministry of Mines and Energy since March 2020. He has been a Board Member of ONS since April 2020 and a member of ESBR since December 2020. Rodrigo Limp was nominated by our controlling shareholder to occupy his position. He was not selected by the consulting firm, his nomination was evaluated and recommended by our Personnel and Eligibility Committee (Comitê de Pessoas e Elegibilidade da Companhia) and approved by the majority of the members of the Board of Directors, thus meeting the technical and legal requirements necessary for the position of our CEO. This fact, however, led to the resignation, on March 24, 2021, of the board member Mauro Cunha, who disagreed with the fact that the nomination did not follow the succession rite defined in our policies and rules, which foresaw the approval of the nominee also by the consulting firm assisting the process of choosing our CEO.

Elvira Baracuhy Cavalcanti Presta – Chief Financial and Investor Relations Officer: Ms. Presta, born June 18, 1968, holds a degree in Business Administration from Universidade Federal de Pernambuco–UFPE (1990), a master’s degree in Corporate Management from the same institution (1997), a postgraduate degree in Business Management from Fundação Dom Cabral (2001) and a postgraduate degree in Advanced Boardroom Program from Saint Paul Escola de Negócios (2019). She participated in executive education programs at LSE (UK 2019), IMD (Switzerland 2015), ESADE (Spain 2016), University of Chicago Graduate School of Business (USA 2004) and Universidad Austral (Argentina 2006). In 2017, she completed the training course for Board of Directors members at the Brazilian Institute of Corporate Governance IBGC. She was also Executive Officer of Planning and Control at Neoenergia S.A. (from October 2013 to August 2016), a holding company of the electricity sector (distribution, generation, transmission, and commercialization of electricity) controlled by Previ, Banco do Brasil and Iberdrola and, for one year, worked as a Tax Advisor at Norte Energia S.A., as a representative of Neoenergia. She was the Finance Director at MRS Logística S.A. (from July 2010 to September 2013), rail network utility of the states of Minas Gerais, Rio Janeiro, and São Paulo. She was the Controller of the Light Group (from August 2010 to June 2013), a company responsible for distribution, generation and commercialization of electric energy. She is a former member of our Board of Directors and of the Audit and Risk Committee. She resigned from these positions to become our Chief Financial and Investor Relations Officer. She is also a member of WCD (Women Corporate Directors).

Mr. Pedro Luiz de Oliveira Jatobá – Chief Generation Officer: Pedro Luiz de Oliveira Jatobá, born August 1, 1957, holds a degree in Electrical Engineering from the Universidade Federal da Bahia (UFBA) and a postgraduate degree in Telecommunications and Production Engineering. Since 1980, he has worked for companies that are linked to us in the following areas: control of protection systems for transmitters; operation and dispatch; design of telecommunications and operating systems; business management and development in distribution companies. In 2009, he assumed the leadership of our Department of Foreign Business Development, assessing business opportunities for renewable energy generation and transmission systems in South America, Central America, the United States, and Africa. In 2014, he became the Superintendent of the Overseas Operations and, in 2016, he became our International Superintendent.

Mr. Luiz Augusto Pereira de Andrade Figueira – Chief Administrative and Sustainability Officer: Luiz Augusto Pereira de Andrade Figueira, born April 2, 1965, has a Bachelor’s degree in Mathematics from the Federal University of Rio de Janeiro (UFRJ), a post-graduation degree in Finance from Fundação Getúlio Vargas (FGV-RJ), a post-graduation degree in Management of Information Technology from the Federal University of Rio de Janeiro (Coppead-UFRJ) and a master’s degree in Business Management from Pontifícia Universidade Católica (PUC-RJ). In the electricity sector since 1985, he has worked as our Chief of Strategy, Corporate Management and Sustainability, where he also was the Chief of Compliance and Risk Management (2015-2016) and General Coordinator of the company’s CEO (2008-2015) and CFO (2007-2008), and the Manager of the Financial Department (2003-2005). He was also the Chief of the company’s Financial Resources and Energetic Research (2005-2007).

Mr. Marcio Szechtman – Chief Transmission Officer: Marcio Szechtman, born March 14, 1949, has a Bachelor’s and a master’s degrees in Electric Engineering from Escola Politécnica da Universidade de São Paulo (USP) and has worked in the electricity sector for 44 years. He started his career at Cepel in 1976. In 1996, he left the company and started working as a consultant in the private sector. With a strong performance in the international arena, he has worked in approximately 15 countries. In Brazil, he has held positions as a Manager in the Consulting Firm Mercados de Energia and worked as the Officer of International and Regulatory Matters at Tema Participações. Since 2010, he has worked as a Technical consultant for the National Operator of the Electric System (ONS) in transmission projects liked to hydropower plants in Rio Madeira and Belo Monte.

Ms. Camila Araujo, born October 15, 1977, graduated in Chemical Engineering from the Faculdade de Engenharia Industrial in 2000 and holds a master’s in Business Administration from Fundação Getúlio Vargas in 2004 and a specialization course in Innovation, Agile Methods & Sprint from Faculdade de Informática e Administração Paulista in 2019. She has considerable expertise in risk consulting, having started her career at Arthur Andersen in 2000. At Deloitte she held several positions until she was made partner of risk consulting in 2012. She has developed some strong knowledge in risk management by identifying risks and establishing risk appetite, risk response and monitoring activities. She is experienced in corporate governance, compliance programs (including anti-corruption initiatives and monitoring) and management of internal controls. She is also a lecturer at the Instituto Brasileiro de Governança Corporativa (IBGC) and at Universidade Federal de São Carlos (UFSCar).

B. Compensation

The compensation of our Board of Directors, Board of Executive Officers and Fiscal Council is determined by our shareholders at the Annual General shareholders’ meeting held during the first four months of the financial year Nevertheless, as a state-owned company, it is up to the Secretariat for Coordination and Governance of State-Owned Companies – (or “SEST”) to express an opinion on our management compensation and instruct the vote of the Brazilian government in the Annual General Meeting. Accordingly, in February 2021, SEST established that all state-owned companies, notwithstanding their specificities and characteristics, should not readjust the remuneration of the members of its statutory boards for the period between April 2022 and March 2023. If our Proposed Privatization is consummated, we will not be required SEST’s review and opinion on our management compensation and, subject to the global compensation limit approved by the General Shareholders’ Meeting, the Board of Directors will determine the monthly compensation of its members, the advisory committees and the Board of Executive Officers members, in view of their attributions, working hours and periods, responsibilities, professional reputation and the market value of their services. The compensation of the members of the Board of Directors and the members of its committees shall continue not to include the participation, of any type, in our profits.

Our Board of Directors, Board of Executive Officers and Fiscal Council are statutory, and its members are not entitled to remuneration for participation in committees, with the exception of the Statutory Audit and Risk Committee. All members of this Committee are entitled to a specific remuneration determined by our shareholders at the general shareholders’ meeting. According to our bylaws, the members of the Statutory Audit and Risk Committee that also are members of our Board of Directors are only entitled the Committee´s remuneration.

The members of our Board of Directors, Fiscal Council and other Committees are only entitled to receive fixed compensation.

The members of our Board of Executive Officers are only entitled to receive a fixed compensation, which is based on their position plus the following benefits: vacation bonus, supplementary private pension, transfer allowance, group life insurance (whose costs are shared between us and the subsidiaries that opted to be a member), health plan, meal allowance, housing allowance and special allowance (which refers to the Christmas bonus paid to all statutory board members).

The members of the Executive Board are also entitled to variable compensation, corresponding to the participation in the company’s results, which is calculated from and until the fulfillment of the various goals set forth in the Annual Variable Compensation (“RVA”) and also considers the fulfillment of targets annually established by our Board of Directors and approved by SEST. The RVA is paid in deferred installments over five years, the first installment (equivalent to 60% of the total amount) paid in cash through a bonus, and the remainder of the RVA is paid through “Phantom Stocks,” as described in the item below.

Also, the members of the Executive Board are entitled to post-employment benefits in the form of contributions to the supplementary social security and termination benefits in order to avoid them needing to start a new management position in a competing company, as provided in Federal Law No. 12,813/2013, and pursuant to art. 4 of the Decree No. 4,187/2020. As of December 31, 2021, we have R$436 thousand accrued in our financial results for the payment of these benefits.

For 2021, 2020 and 2019 the aggregate consolidated compensation paid to our Directors, Officers and members of the Fiscal Council (excluding that paid by Itaipu) was R$39.7 million, R$39.8 million and R$42.6 million, respectively.

Share-Based Compensation (with cash settlement) – “Phantom Stocks”

The members of our Executive Board are entitled to the RVA paid in cash and carried out, as of 2019, through an instrument based on shares, in the model known as “Phantom Stocks.” The “Phantom Stocks” do not grant their holder the status of shareholder, nor any right or privilege inherent to such condition, in particular the right to vote and other political rights. No book-entry shares will be delivered due to the aforementioned model.

For the 2021 RVA, to be paid in 2022, the “Phantom Stocks” became effective only for installments 2 to 5 (which together correspond to 40%) and are no longer applicable to the installment in cash (which corresponds to 60%), which is paid through a bonus, as described above.

C. Board Practices

Service Contracts

We do not have service contracts with any member of our Board of Directors, Board of Executive Officers or Fiscal Council.

Fiscal Council

Our Fiscal Council is established on a permanent basis and as of December 31, 2020, it was made up of five members and five alternates elected at a general shareholders meeting for renewable two-year terms. The Brazilian Government has the right to appoint three of the members of our Fiscal Council, and both the minority shareholders and the holders of our preferred shares without voting rights, have the right to appoint one member each. If our Proposed Privatization is consummated, our bylaws will no longer have these requirements about the composition of our Board of Directors and we will follow the rules of the Brazilian Corporate Law, which requires at least 1 member to be appointed separately from the other members of the Board of Directors and Executive Board. Our Statutory Audit and Risks Committee has its own operating rules and complies with the Law of Government-Controlled Companies and other applicable laws.

Our Fiscal Council supervises management to ensure compliance with our bylaws and constitutive documents obligations. The members of our Fiscal Council and respective alternates according to the elections at the 61st Annual General Shareholders’ Meeting held on April 27, 2021 are set out on the table below and were firstly elected during the Annual General Shareholders’ meeting held on April 27, 2021, except for Ms. Thaís Márcia Fernandes Matano Lacerda, who is being re-elected. She was firstly elected at the Annual General Shareholders’ Meeting held on April 29, 2019. Their alternates were elected on the same day. In addition, Mr. Antonio Emilio Bastos de Aguiar Freire was elected on July 29, 2020 as alternate of Mr. Giuliano Barbato Wolf.

The Fiscal Council’s meetings occur monthly, although, meetings may also occur on an ad hoc basis whenever called by the President of the Council. Our current members as of December 31, 2021 are:

Member	Alternate
Thaís Márcia Fernandes Matano Lacerda	Ingrid Palma Araújo
Domingos Romeu Andreatta	Ricardo Takemitsu Simabuku
Rafael Rezende Brigolini	Rafael Souza Pena
Carlos Eduardo Teixeira Taveiros	Robert Juenemann
Antonio Emilio Bastos de Aguiar Freire	Giuliano Barbato Wolf

Committees

We currently have three permanent committees: Statutory Audit and Risks Committee; Statutory People Management, Eligibility, Succession and Compensation Committee and Statutory Strategy, Governance and Sustainability Committee. Currently only the Statutory Audit and Risks Committee have members that are not members of our Board of Directors. The committees assist our Board of Directors in establishing the essential guidelines and control procedures within our company. Further, the committees are responsible for giving assistance, monitoring and submitting proposals in relation to their specific areas.

Statutory Audit and Risks Committee (Comitê de Auditoria e Riscos Estatutário - CAE)

Our Statutory Audit and Risks Committee is a permanent committee composed of a minimum of three and a maximum of five members. The principal role of this committee is to analyze and submit recommendations about risks and strategies to be followed by us in relation to internal controls, audit and risk management, providing more efficiency and quality to the Board of Directors’ decisions. The Statutory Audit and Risks Committee has its own bylaws and was formed and started operating in May 2018. Two members of our Statutory Audit and Risks Committee are not members of our Board of Directors, as further set forth in “Item 16.D. Exemption from the Listing Standards for Audit Committees.” The external members are independent members, in accordance with Brazilian law. Our current members as of December 31, 2021 are:

Current Members
Jerônimo Antunes (Coordinator)
Luís Henrique Bassi Almeida (External member)
Felipe Villela Dias (Interim coordinator)
Daniel Alves Ferreira
Luiz Carlos Nannini (External member)

Statutory People Management, Eligibility, Succession and Compensation Committee (Comitê Estatutário de Gestão de Pessoas, Elegibilidade, Sucessão e Remuneração - CPES)

Our Statutory People Management, Eligibility, Succession and Compensation Committee was created in January 2021. The principal role of this committee is to analyze and submit recommendations about our policies for the management of people and the description of the administrative structure of the management team and Fiscal Council members, providing more efficiency and quality to the Board of Directors’ decisions. The Statutory People Management, Eligibility, Succession and Compensation Committee has its own bylaws. Our current members as of December 31, 2021 are:

Current Members
Marcelo de Siqueira Freitas (Coordinator)
Ruy Flaks Schneider
Ana Silvia Corso Matte

Statutory Strategy, Governance and Sustainability Committee (Comitê Estatutário de Estratégia, Governança e Sustentabilidade - CEGS)

Our Statutory Strategy, Governance and Sustainability Committee was created in January 2021. The principal role of this committee is to analyze and submit recommendations about our strategies, business, sustainability and governance practices, providing more efficiency and quality to the Board of Directors’ decisions, providing more efficiency and quality to our Board of Directors’ decisions. The Statutory Strategy, Governance and Sustainability Committee has its own bylaws. Our current members as of December 31, 2021 are:

Current Members
Bruno Eustáquio Ferreira Castro de Carvalho (Coordinator)
Carlos Eduardo Rodrigues Pereira
Ana Carolina Tannuri Laferté Marinho

D. Employees

As of December 31, 2021, we had a total of 12,126 (excluding Itaipu) salaried employees compared to 12,527 salaried employees as of December 31, 2020 (excluding Itaipu) and 13,089 salaried employees as of December 31, 2019 (excluding Itaipu and considering Ceal and Amazonas D). We, as a holding company, excluding Itaipu and other subsidiaries, had 690 employees as of December 31, 2020 and 669 employees as of December 31, 2021.

As a mixed capital company, we can hire employees only by a public process or by a legal decision.  A public process involves placing advertisements in the Brazilian press for open positions and inviting applicants to take an examination.  The last public process at the holding company took place in 2010, as a result of which we hired approximately 35 new employees.  Eletronuclear had a valid public contest until 2020 and CGT Eletrosul had a valid contest until August 2018.  In total, we hired 75 new employees in 2020, a 74.2% increase compared to 43 in 2019, including Itaipu.  In 2020, we hired 41 new employees (excluding Itaipu).  In total, we hired 85 new employees in 2021, a 107% increase compared to 41 in 2020 (excluding Itaipu).

Given the guidelines in place under our Business and Management Plan as well as our efforts to reduce costs, we launched a Demission Plan by Mutual Agreement in 2019 and 1,726 employees left the company voluntarily by the end of the year. Also in 2019, we launched the Retiring Plan by Mutual Agreement. We had no voluntary retirements in our Retiring Plan implemented in 2020 and

2021, although 115 employees left the company as result of the 2019 voluntary retirement plan. The following table sets out the number of employees hired by our companies in the periods indicated:

	Number of Hired Employees as of December 31,
	2021	2020	2019
Subsidiary			—
Eletrobras	0	1	—
Cepel	0	3	2
CGTEE(1)	—	—	1
Chesf	6	8	1
Eletronorte	1	1	—
Eletronuclear	17	—	—
Eletrosul(1)	—	—	—
Furnas	8	8	—
Eletroacre(2)	3	—	—
Ceal(2)	—	—	—
Amazonas D(2)	—	—	—
Amazonas GT	—	1	—
Cepisa(2)	—	—	—
Ceron(2)	—	—	—
Boa Vista Energia(2)	—	—	—
CGT Eletrosul	—	—	—
Total	85	41	14
Itaipu	78	34	29
(1)

As of January 2, 2020, Eletrosul and CGTEE both approved the incorporation of Eletrosul into CGTEE resulting company was renamed CGT Eletrosul – Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil.

(2)	Privatized Distribution Companies in 2018 and 2019.

With respect to our employees’ remuneration, each position has a different remuneration related strictly to the public notice of the contest in question, according to the peculiarities of each position.

We have a Unified Career and Remuneration Plan (“PCR”) with an emphasis on meritocracy. The PCR involves four aspects: Career (professional areas of activity and skills), Positions (definition of positions, differentiating variables and levels of complexity), Remuneration (salary ranges and forms of salary progression) and Performance (evaluation by goals and skills).

The remuneration policy we have adopted follows the existing PCR guidelines. It should be noted that in addition to the internal approvals (our executive board and board of directors) the plan is approved by the unions through an amendment to the Collective Bargaining Agreement (“ACT”), by the MME, and by SEST, which in turn is linked to the ME. Regarding variable compensation, there is the Profit-Sharing Program (“PLRs”), which is based on corporate indicators, in accordance with the Corporate Performance Goals Agreement - CMDE and negotiation with union entities. PCR is based on meritocracy and career development, regardless of gender, race or other characteristics that influence access to a career. These guidelines are even explained in the document: “The Career and Remuneration Plan aims to guarantee equity and equality of treatment regardless of sex, race, color, religion, disability, marital status, sexual orientation, family situation, age or any other condition.”

In January 2022, Chesf and Fundação Chesf de Assistência e Seguridade Social (“Fachesf”) signed the 2nd Amendment to the Agreement Contract CVNE70.2020.2771.00 (“2nd Amendment”). The 2nd Amendment determines the sharing of the structure necessary for the provision of welfare, health and occupational medicine services arising from the PAP, for which Chesf is responsible, and from Fachesf-Saúde, for which Fachesf is responsible, as well as outpatient medical services. The total amount estimated for the performance of the activities described in the agreement is of R$57.875 million, corresponding to the costs inherent to the foreseen activities, which will be spent during the 6 months of performance foreseen in the agreement, and the amounts will be paid on a monthly basis according to the performance of the contracted services.

Also, as part of our employees’ valuation and retention policy, in addition to the benefits and advantages required by law and the ACT, we also offer, based on our human resources policy, assistance for undergraduate, graduate, master’s and specialization programs, group life insurance and a retirement pension fund.

Finally, we offer our employees, through a collective agreement agreed with the labor unions, a profit-sharing plan, based on the achievement of strategic goals and in line with the ME guidelines. We do not have share-based compensation plans for non-management employees.

Our employees also have freedom of association and all employees of our companies are covered by collective bargaining agreements. The National Collective Bargaining Agreement encompasses us and all our subsidiaries and its purpose is to unify procedures and policies by having all negotiations with employees’ representatives taking place concurrently.

These negotiations are made on a national level with representatives of several unions and associations, such as: Federação Nacional dos Urbanitários – FNU, Federação Nacional dos Engenheiros – FNE, Federação Interestadual de Sindicatos de Engenheiros – FISENGE, Federação Nacional dos Trabalhadores em Energia, Água e Meio Ambiente – FENATEMA, Sindicato das Secretárias do Estado do Rio de Janeiro – SINSERJ, Federação Nacional dos Técnicos Industriais – FENTEC, Federação Brasileira dos Administradores – FEBRAD, Federação Regional dos Urbanitários do Nordeste – FRUNE, Federação Regional dos Trabalhadores Urbanitários in Goiás, Mato Grosso, Mato Grosso do Sul, Tocantins and Distrito Federal – FURCEN, Federação Nacional das Secretárias e Secretários, Sindicato dos Trabalhadores nas Indústrias da Energia Elétrica de São Paulo, Sindicato dos Eletricitários de FURNAS e DME – SINDEFURNAS, Sindicato dos Eletricitários do Norte e Noroeste Fluminense –– STIEENNF, Sindicato dos Trabalhadores na Indústria de Energia Elétrica nos Municípios de Parati e Angra dos Reis – STIEPAR, Sindicato dos Administradores no Estado do Rio de Janeiro – SINAERJ and Sindicato Nacional dos Advogados e Procuradores de Empresas Estatais – SINAPE.

Our employees have been involved in work stoppages and strikes, as further described in “Risk Factors—Risks Relating to our Company—Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our business.”

E. Share Ownership

As of December 31, 2021, none of the members of the Fiscal Council, our Board of Directors or our Board of Executive Officers held shares.

Proposed Privatization

Pursuant to Resolution CPPI No. 203, if our Proposed Privatization does occur, a portion of our new shares to be issued must include (i) a priority offer to our shareholders; and (ii) a priority offer to our and our subsidiaries’ employees and retirees (except Itaipu and Eletronuclear). See “Item 4A. History and Development—Proposed Privatization” for more information about our Proposed Privatization.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2021, the aggregate amount of our outstanding capital stock was R$39.1 billion, consisting of 1,288,842,596 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 279,941,394 outstanding class “B” preferred shares. This represented 82.15%, 0.01% and 17.84% of our aggregate outstanding capital stock respectively. All of our issued capital is fully paid-up. If our Proposed Privatization is consummated, the number of Class B Preferred Shares will drop to 279,941,393, as one Class B preferred share will be used to create one Special Class preferred share, sometimes referred to as a golden share, which will be held exclusively by the Brazilian Government.

Of the two classes of stock traded in the market (common and preferred shares), only the common stock carries voting rights. Under the terms of our bylaws, however, specific rights are assured to the non-voting preferred stock. See our bylaws attached to this Annual Report. For more information on our shares and the rights they confer see “Item 10. Additional Information—Bylaws—Description of our Capital Stock.”

The following tables show information relating to beneficial ownership in our common and preferred shares as of December 31, 2021 and December 31, 2020:

	As of December 31, 2021
	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		(%)		(%)		(%)		(%)
Shareholder
Controlling Shareholder
Brazilian Government	667,888,884	51.82%	—	—	494	0.00%	667,889,378	42.57%
Other Shareholders				—
BNDES Participações S.A.	141,757,951	11.00%	—	—	18,691,102	6.68%	160,449,053	10.2%
BNDES	74,545,264	5.78%	—	—	18,262,671	6.52%	92,807,935	5.92%
FND	45,621,589	3.54%	—	—	—	—	45,621,589	3.54%
FGHAB	1,000,000	0.08%	—	—	—	—	1,000,000	0.06%
Others	358,028,908	27.78%	146,920	100%	242,987,127	86.8%	601,162,955	38.31%
Under B3 Custody
Resident	187,430,365	14.54%	83,512	56.84%	140,131,240	50.06%	327,645,117	20.88%
Non Resident	118,452,220	9.19%	1	0.00%	86,130,684	30.77%	204,582,905	13.04%
ADR (Citibank)	52,065,112	4.04%	0	0.00%	5,340,887	1.91%	57,405,999	3.66%
Others
Resident	80,965	0.01%	20,929	14.25%	9,348,108	3.34%	9,450,002	0.60%
Non Resident	246	0.00%	27	0.02%	213	0.00	486	0.00%
Total	1,288,842,596	100.0%	146,920	100.0%	279,941,394	100.0%	1,568,930,910	100.0%

	As of December 31, 2020
	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		(%)		(%)		(%)		(%)
Shareholder
Controlling Shareholder
Brazilian Government	667,888,884	51.82%	—	—	494	—	667,889,378	42.57%
Other Shareholders
BNDES Participações S.A.	141,757,951	11.00%	—	—	18,691,102	6.68%	160,449,053	10.23%
BNDES	74,545,264	5.78%	—	—	18,262,671	6.52%	92,807,935	5.92%
FND	45,621,589	3.54%	—	—	—	—	45,621,589	2.91%
FGHAB	1,000,000	0.08%	—	—	—	—	1,000,000	0.06%
Others	358,028,908	27.78%	146,920	100.0%	242,987,127	86.80%	601,162,955	38.31%
Under B3 Custody
Resident	221,568,126	17.19%	82,812	56.37%	133,714,017	47.77%	355,364,955	22.65%
Non-Resident	97,712,776	7.58%	1	—	92,262,005	32.96%	189,974,782	12.11%
ADR (Citibank)	38,663,271	3.00%	—	—	5,235,367	1.87%	43,898,638	2.80%
Others
Resident	84,489	0.01%	21,629	14.72%	9,666,577	100.0%	9,772,695	0.62%
Non-Resident	246	0.00%	27	0.02%	213	—	486	0.00%
Total	1,288,842,596	100.0%	146,920	100.0%	279,941,394	100.0%	1,568,930,910	100%

B. Related Party Transactions

Transactions with related parties are submitted to review by our board of directors and shareholders, in compliance with our bylaws. We also have a Related-Party Transactions Policy (“TPR Policy”), reviewed annually and approved by our Board of Directors in accordance with the applicable legislation. In 2021, the revision process of our TPR Policy involved the structuring of the flows of transactions with related parties and the design of internal controls associated with the stages of approval and communication of TPRs (“Third-Party Transactions”).

We believe that all related party transactions are carried out according to guidelines, criteria and market rules in order to provide sufficient transparency to contracts between related parties.

Below is a summary description of our material transactions with related parties to which we are a party or have been a party in the last fiscal year. For more detailed financial information with respect to transactions and balances with related parties, see Note 45 to our Consolidated Financial Statements.

Itaipu

Energy Acquisition

Pursuant to Law No. 10,438 of April 26, 2002, we are responsible for purchasing all of the electricity produced by Itaipu.

The proceeds of the sale of electricity from Itaipu are allocated as follows pursuant to Decree No. 4,550, of December 27, 2002:

(a)	if positive, the proceeds must be allocated, according to the frequency established by ANEEL, by means of an apportionment proportional to individual consumption, to credit the “bonus” in the energy bills of residential and rural consumers of the Interconnected Power System with monthly consumption of less than 350 kWh; and
(b)	if negative, ANEEL repasses this difference in the calculation of the contracted power transfer tariff for the following year.

Pursuant to the Itaipu treaty, the operation of Itaipu is not permitted to have any net effect on our operating results, any loss or gain incurred as a result of any appreciation or depreciation of the U.S. dollar against the real, among other things, will subsequently be compensated for the tariffs we charge to our residential and rural consumers. In our income statement, the effects of Itaipu on the applicable items are netted out and recorded in the line item “Deferred loss from Itaipu.” Until that compensation takes place, the accumulated results of profits or losses from Itaipu operations, net of compensation through tariff adjustments, is carried on our balance sheet as a current asset under “reimbursement rights.”

In the year ended December 31, 2021, the sale of energy from Itaipu was positive by R$756 million (compared to a positive amount of R$632.6 million for the same period of 2020). As a result, we recorded these amounts as part of the line item “financial liability.”

Loans

We have also provided several loans to our subsidiaries. Our transactions with our subsidiaries, affiliates, SPEs and government agencies are carried out at prices and conditions that are defined by the parties, which take into consideration the terms that could be applied in the market with unrelated parties, if applicable.

Loans and financing granted are made from internal sources and external sources raised through international development agencies, financial institutions and from the issue of securities in the national and international financial markets. All loans and financing are evidenced by formal agreements signed with the borrowers. Approximately 60% of the receivables due to us will be amortized over the next five years, mostly in monthly installments, with an average interest rate weighted by the portfolio balance of 7.90% per year. These loans and financing are subject to adjustment based on the IGP-M and IPCA indices.

Below is a table with information about loans and financing granted by us, in addition to transactions with related parties that, according to accounting standards, must be disclosed in our financial statements, according to the position as of December 31, 2021:

	As of December 31,
	Average rate per year		Consolidated (Thousands)
	2021	2020	2021	2020
Eletronorte	6.73	5.54	—	—
CGT Eletrosul	5.76	4.00	—	—
Eletronuclear	5.00	5.00	—	—
Furnas	5.83	5.61	—	—
AmGT	—	3.20	—	—
Amazonas Energia S.A.	7.59	5.78	4,009,587	3,998,324
Itaipu	5.43	6.93	688,884	4,200,471
Equatorial Alagoas Distribuidora de Energia S.A.	5.69	3.45	1,135,749	1,505,962
CESP	5.34	3.75	687,679	1,008,052
Equatorial Piauí Distribuidora de Energia S.A	6.29	2.50	411,595	571,127
Roraima Energia S.A.	7.02	2.22	143,896	147,764
Other	—	—	154,477	248,201
(-) Provisions for Doubtful Accounts	—	—	(1,388,340)	(755,002)
Total			5,843,527	10,924,899

Principal			1,232,745	4,696,162
Expenses			19,021	52,499
Current			1,251,766	4,748,661

Non-current			4,591,761	6,176,238

Total			5,843,527	10,924,899

Transactions with the Brazilian Government

We sometimes act together with other Brazilian state-owned companies or governmental entities. These activities are mainly in the areas of technical cooperation and research and development. In addition to operations with the Brazilian Government, we also enter into transactions with other governmental entities, under common control, in the ordinary course of business.

In connection with our Proposed Privatization, we will be required to enter into several transactions with related parties as a condition for our further privatization, including (i) the transfer of our controlling interests in Eletronuclear and Itaipu to ENBPar; (ii) the execution of an agreement with ENBPar for the further financing of the construction of the Angra 3 nuclear plant; and (iii) enter into new concession contracts for certain existing generation plants in consideration for us making certain payments to Brazilian Government and the CDE Account. These transactions were planned by the Brazilian Government and took into consideration the complexity and uniqueness of our business and any reciprocity in related party transactions. See “Item 4A. History and Development—Proposed Privatization” and “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Privatization—Transaction with related parties, including as part of our Proposed Privatization, may not be properly identified and handled and could expose us to lawsuits” for further information about our Proposed Privatization and potential risks related to it.

Further and regardless of the consummation of our Proposed Privatization, we expect to continue to engage, in the ordinary course of business, in numerous transactions with the Brazilian Government and with banks and other entities under its control, including financing and banking, asset management and other transactions.

As of December 31, 2021, transactions resulted in net liabilities of US$3.94 million due from the Brazilian Government and other entities under its control.

Transactions with our Board of Directors, Executive Officers or Key Management Personnel

Direct transactions with the companies of members of our Board of Directors, our executive officers or key management personnel must follow the conditions of a commercial transaction and market practice guiding transactions with third parties. None of our Board of Directors members, our executive officers, our key management personnel or close members of their families has had any direct interest in any transaction we effected that is or was unusual in its nature or conditions, or material to our business during the year, and which remains in any way outstanding or unperformed. Also, we have no outstanding loans or guarantees to the members of our board of directors, executive officers, key management personnel or any close member of their families.

Transactions with our subsidiaries, affiliates, SPEs and government entities are carried out at prices and conditions defined between the parties, which take into account the conditions that could be practiced in the market with unrelated parties, when applicable. Among the main operations that took place in 2021, we highlight the following:

Furnas and Sociedade de Propósito Específico Mata de Santa Genebra Transmissora S.A. (“MSG”)

Furnas acts as guarantor of MSG with respect to its 3rd Issuance of Debentures. The amount guaranteed by Furnas totaled R$748 million.

Furnas, CGT Eletrosul, Companhia Hidrelétrica Teles Pires and BNDES

We entered into an amendment to the financing agreement to formalize the adhesion to the conditions of the BNDES program that grants temporary suspension of payment (standstill). The temporary suspension of the payments of the principal and interest will be formalized for seven months, without changing the final term of the amortization period, the interest rate and the final term of the agreement. The suspended installments will be compounded to the outstanding balance and the long term interest rate is 2.02% per year.

CGT Eletrosul and CEEE-T

CGT Eletrosul acquired 49% of the equity interest held by CEEE-T in TSLE.

SPE Chapada do Piauí II

Issuance of a bank guarantee to be provided to the creditor of the financing contract of SPE Chapada do Piauí II. We provided a corporate counter-guarantee of R$77.7 million to the guarantor, ensuring the obligations of SPE Chapada do Piauí II in the event of its default under the debenture issuance, which was entirely subscribed by BNDES. There is no interest rate, but there is a guaranteed commission of 1.25% per year.

Eletropar

Rental of Eletropar’s headquarter, located in Rio de Janeiro. The monthly rent is R$12,352.79. The adjustment will be made on an annual basis using as adjustment index the IPCA from Fundação Getúlio Vargas.

Eletropar

Administrative cooperation agreement for the use of necessary infrastructure, duly executed between Eletropar and we, having as purpose the partial use of our infrastructure, including services, internal security, cleaning of the facilities, telephone system, IT, as well as any other services of an administrative nature. The amount of R$687 thousand is the approximate amount reimbursed for expenses, through prorating by use of the services.

Eletronorte

Debt renegotiation agreement, arising from the financial obligations of Eletronorte with us, in the total amount of R$1.85 billion. The interest rate will be 100% of the accumulated variation of the DI Rate, increased exponentially by a surcharge of 1.75% per year.

Furnas and Banco do Brasil S.A. (BB)

Our board of directors voted in favor of Furnas issuing an export credit note through BB, without the provision of guarantees by us. The interest rate was set at CDI plus 2.25% per year.

Furnas and Banco da Amazônia S.A. (BASA)

We negotiated a long-term credit agreement by means of a bank credit note issued through BASA with the interest rate set at 122.84% of CDI.

CGT Eletrosul and CEEE-T

CGT Eletrosul acquired 49% of the equity interest held by CEEE-T in FOTE.

Eletrobras, BB and Banco do Brasil Investimentos (“BB-BI”)

Coordination, placement and public distribution agreement with restricted efforts on a firm guaranteed basis for our third issuance of simple debentures, unsecured and non-convertible into shares.

Eletronorte and CEA

Novation of CEA’s debt to Eletronorte for the purpose of assisting the feasibility of the bidding process for the electricity distribution concession associated with the transfer of control of the distribution company, as regulated by Law No. 12,783 of January 11, 2013, Decree No. 9,192 of November 6, 2017, and the conditions approved by Interministerial Ordinance No. 2 of March 8, 2021. The interest rate was set at CDI plus 2.70% per year, with a monthly spread of 0.22.

Breitener Tambaqui S.A., Breitener Jaraqui S.A., Eletrobras, Petróleo Brasileiro S.A. (Petrobras)

Court settlement contemplating seven lawsuits filed by Breitener Tambaqui S.A. and Breitener Jaraqui S.A., against Amazonas Energia and us on a joint and several basis. The interest rate charged is 124.75% of SELIC.

Chesf and Telecomunicações Brasileiras S.A. (“Telebras”)

We entered into a third amendment to the cessation of use agreement for the electric power transmission system and fiber optic infrastructure to be made available and other covenants, which intends to stop, in exchange for consideration, the use of the infrastructure of the electric power transmission system, as well as of optical fibers contained in the OPGW (Optical Ground Wire) cables installed in the transmission lines owned by Eletronorte, Chesf and Furnas. The agreement is annually readjusted based on the IGP-M.

Furnas and Telebras

We entered into a third amendment to the cessation of use agreement for the electric power transmission system and fiber optic infrastructure to be made available and other covenants, which intends to stop, in exchange for consideration, the use of the infrastructure of the electric power transmission system, as well as of optical fibers contained in the OPGW cables installed in the transmission lines owned by Furnas. The agreement is annually readjusted based on the IGP-M.

Eletronorte and Telebras

We entered into a third amendment to the cessation of use agreement for the electric power transmission system and fiber optic infrastructure to be made available and other covenants, which intends to stop, in exchange for consideration, the use of the infrastructure of the electric power transmission system, as well as of optical fibers contained in the OPGW cables installed in the transmission lines owned by Eletronorte. The agreement is annually readjusted based on the IGP-M.

Further Transactions

On June 29, 1999, we entered into an agreement with Eletropar for the assignment of the right to use, for consideration, the infrastructure of the power transmission system and optical fibers, made available for activation and/or not activated, contained in the cables installed in the aforementioned infrastructure owned by Furnas, Eletronorte, CGT Eletrosul and Chesf. The purpose of the agreement, having us as consenting party, is the assignment of the right to use said assets, for the provision of telecommunication services or the execution of optical fiber swap agreements, within the scope of rights and obligations of the parties provided for in the agreement.

On the same occasion, Eletropar entered into an agreement with Eletronet, having us as consenting party, for the right to access the infrastructure of the power transmission system and optical fibers, through which Eletronet was given the right to use the lines owned by the assignors (the access agreement). It is important to point out that Eletropar owns 49% of Eletronet’s voting shares.

Both the agreement and the access agreement had an original term of validity of 20 years, that is, until June 29, 2019, renewable for another 20 years.

However, on June 29, 2019, the assignors, Eletropar, Eletronet and we had not concluded the negotiation that would lead to the extension of the term of validity of the agreement and the access agreement for another 20 years. As a result, two amendments were signed to extend the validity period, which together resulted in the extension of the original deadline from June 29, 2019 to February 6, 2020, the date on which the 9th amendment was signed, which extended the term of the agreement for a further 20 years, until February 6, 2039.

The 9th amendment was filed with ANEEL for approval, in accordance with article 16 of Joint Resolution ANEEL/ANATEL/ANP No. 001/99. Only upon approval by ANEEL, in accordance with the aforementioned Resolution, the filed instrument will become effective.

The ANEEL Attorney’s Office issued a preliminary statement on the aforementioned request, through Opinion No. 00198/2020/PFANEEL/PGF/AGU, in which it understood, when interpreting the history of the relationship of the parties and in view of current regulatory standards, that the proper way to renew the terms of the deal would be its presentation in the form of a new agreement for approval, instead of an amendment to extend the term.

Through Official Letter No. 214-2020-ANEEL, the assignors, Eletropar, Eletronet and we were urged to express views on the opinion, it was agreed upon, in order to collaborate on a quick resolution of the issue, to adjust the 9th amendment to the form of a new agreement, and submitted again to ANEEL on November 3, 2020.

Since then, the operation described herein has been maintained, in view of the principle of continuity of the public service, until ANEEL decides whether the operation can proceed under the terms of the agreement submitted, ratifying it or, if prior to ratification, advance publicity must occur provided for in article 9 of Joint Resolution ANEEL/ANATEL/ANP 001/99.

We note that the amount received by the assignors is a result of the amount of optical fibers used by Eletronet to carry out its business, as well as the length (mileage) of the transmission lines where the fibers are installed. With some frequency, there is a change in the amount of fibers being used by Eletronet, directly impacting the assignors’ billing, either upwards or downwards. As already mentioned, given the volatility of the assignors’ billings, the determination of the “balance” and “amount” of the agreement is difficult to determine. It is important to highlight that a percentage of the assignors’ billing is captured by ANEEL, and transferred to the consumer, upon the tariff review of their transmission revenue.

Strictly Commutative Nature of the Agreed Conditions or the Appropriate Compensatory Payment

The transactions described above were entered into in accordance with our TPR Policy, and the ones entered into before the approval of our Policy were executed in accordance with our bylaws and established legal practices.

Our operations are carried out within the contracting parameters established by ANEEL, which are intended to achieve moderate tariffs, stimulate the supply expansion, ensure efficient purchasing and define protective mechanisms for electrical energy consumers. Our operations are also subject to the approval of ANEEL.

Below is information about the nature of the conditions agreed upon for each group of current related party transactions:

Financial Transactions

We seek the best financing and investment opportunities available in the local and international markets. These transactions are often entered into in order to maintain available liquidity for our investments and to maintain our fiscally conservative policy regarding credit to ensure our capital resources are held in top-tier banks.

These transactions follow the same criteria of evaluation, pricing, and procedures that guide negotiations made with third parties unrelated to us, regardless of their value and characteristics, and are carried out to offer more attractive conditions than those offered in the market for this kind of transaction.

Real estate rental agreement

We conduct market research to ensure that the stipulated conditions are common for properties with similar characteristics in the same region.

Administrative cooperation for the use of infrastructure and human resources

These agreements are subject to inspection by ANEEL and must comply with ANEEL’s Normative Resolution No. 699/2016, which defines, among other things, the criteria and conditions to be observed in these transactions and the need for compliance with strictly commutative conditions (including in bidding processes) on legal acts and business between agents of the electric sector and their related parties, so as not to burden the parties disproportionally.

Electrical energy purchase and sale agreement

These agreements are entered into based on the legislation applicable to the Brazilian electricity sector, especially Law No. 10,848 of March 15, 2004, Decree No. 5,163 of July 30, 2004, and ANEEL’s normative resolutions, which establish the rules and procedures for the commercialization of energy. These laws and regulations are generally applicable to all contracting parties. The conditions follow what is prescribed in the legislation and are subject to inspection by ANEEL and CCEE.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Information

See “Item 18. Financial Statements.”

Litigation

As of December 31, 2021, we were a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial monetary and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute where we have a current obligation (legal or constructive) or it is probable (more likely than not) that we will be liable for (or we will agree to settle for) monetary or other damages, and we can estimate the amount in dispute or to settle the obligation.

	Parent Company			Consolidated
	December 31,			December 31,
	2021	2020	2019	2021	2020	2019

	(R$million)
Current
Labor	5.0	3.0	1.2	5.0	3.0	1.2
Tax	—	—	—	—	—	—
Civil	2,262.6	1,329.8	1,013.4	2,262.6	1,719.6	1,030.3
Subtotal	2,267.6	1,332.8	1,014.6	2,267.6	1,722.6	1,031.5

Non-Current
Labor	186.6	384.6	360.2	2,233.7	2,079.6	1,774.3
Tax	—	—	—	569.6	252.9	336.2
Civil	23,479.7	16,142.4	16,564.0	28,338.9	21,775.5	22,104.4
Subtotal	23,666.3	16,527.0	16,924.2	31,142.2	24,108.1	24,214.9
Total	25,933.9	17,859.7	17,938.8	33,409.9	25,830.6	25,246.4

Our management classifies the claims against us according to the risk of loss, based on the opinion of our legal advisors, as follows:

●	probable: when the chance of one or more future events occurring is greater than the chance that they will not occur;
●	possible: when the chance of one or more future events occurring is less than probable, but greater than remote; and
●	remote: when the chance of one or more future events occurring is small.

Risks categorized as possible or remote are not provisioned in our financial statements.

As of December 31, 2021, we provisioned R$33,410 million in respect of our probable legal proceedings, of which R$570 million were related to tax claims, R$30,602 million were related to civil claims and R$2,239 million were related to labor claims. Our possible legal proceedings totaled R$58,743 million, of which R$8,756 million were related to tax claims, R$46,514 million were related to civil claims and R$3,473 million were related to labor claims. We do not provision for our possible and remote legal proceedings.

Compulsory Loans

In 1962, Law No. 4,156/1962 established the compulsory loan program for electricity consumption. The purpose was to generate funds to expand the Brazilian electricity sector. The first phase of the compulsory loan program took place from 1964 to 1976 and, after the changes introduced by Decree-Law No. 1,512/1976, the second phase took place from 1977 to 1993. In 1993, the compulsory loan program was terminated, and December 31, 1993 was set as the final collection date.

Bearer Bonds

During the first phase, the collection of compulsory loans reached several classes of electricity consumers, and the taxpayers’ credits resulting from the collections carried out in the period from 1964 to 1976 were embodied in bearer bonds issued by us. We believe that the bearer bonds issued as a result of the compulsory loan program do not constitute securities, are not tradable on any stock exchange and do not have defined prices. This understanding was confirmed by the CVM Board in the administrative proceeding CVM RJ 2005/7230, filed by holders of bearer bonds, which decided in 2005 that “the bonds issued by us as a result of Law No. 4,156/1962 cannot be considered as securities.” In addition, we believe that a decision by the STJ (Special Appeal No. 1050199 / RJ) confirmed that most or all of these bearer bonds are not enforceable due to the applicable statute of limitations, which does not qualify them as collateral for tax enforcement proceedings. We believe that this decision is likely to be followed in subsequent appeals in other cases and to have a binding effect for other legal proceedings in relation to the same topic.

Although we believe that most or all of these bearer bonds have already expired and cannot be enforced as the statute of limitations has run and in light of judicial precedents and administrative decisions of the CVM, we cannot ensure you that courts will agree with our interpretation. If one or more courts depart from what we believe has been decided by STJ leading case and, due to its binding effect, consistently followed by favorable court precedents, then providing holders of these bearer bonds with rights to enforce, this could adversely affect our financial condition and results of operations. In addition, there are a small number of claims that seek to enforce certain bearer bonds that may have been filed before the applicable statute of limitations expired. As of December 31, 2021, we recorded a provision referring to claims for bearer bonds in the amount of R$1.3 million.

More generally, any court decision that conflicts with our understanding of the possibility of enforcement of bearer bonds could adversely affect our financial condition and results of operations, in addition to materially affecting our loss estimates. Based on the currently available information, we estimate that if the bearer bonds in all existing claims were found to be enforceable, our loss estimate could increase by approximately R$8.2 billion. At the present time, we believe that the risk of loss in these bearer bond-related proceedings is remote and, therefore, no amount has been provisioned in relation to this estimated amount.

Book Entry Credits

In the second phase, initiated under the terms of Decree-Law No. 1,512/1976, taxpayers’ credits arising from collections carried out from 1977 to 1993 were no longer represented by bearer obligations and we recorded them as book-entry credits, for subsequent conversion into our preferred shares. Most of these book-entry credits arising from compulsory loans, resulting from collections carried out from 1977 to 1993 (which were subject, during their maturity periods, to remunerative interest of 6% per year on behalf of the taxpayer), were paid through their conversion into preferred shares at our General Shareholders’ Meetings in 1988, 1990, 2005 and 2008, which we believe was in accordance with compulsory loan legislation.

Over the years, however, numerous lawsuits have been filed against us in relation to the book-entry credits of the compulsory loans. Some of these lawsuits concern the criteria used by us to update the nominal value of these credits and the remunerative interest, as well as, in certain cases, the right of particular plaintiffs to enforce these credits, in addition to questions about the interest due and monetary correction of the loan principal.

These lawsuits can be further divided into three categories of claims. First, there are disputes concerning the criteria and indices adopted for monetary correction (inflation), levied on the principal amount of the compulsory loan credits, which were determined by the law that governs the compulsory loan program. Second, there are disputes regarding the appropriate period for the accrual of remunerative interest of 6% per year on the amount of monetary correction on the loan principal. And, finally, there are disputes concerning interest on arrears on the amount of monetary correction on the principal amount and corresponding remunerative interest of 6% per year. We consider claims seeking the application of the remunerative interest rate of 6% on the amount of monetary correction after the relevant shareholders’ meeting at which the book-entry credit was converted into preferred shares as presenting a possible risk of loss.

These matters, among others, have been addressed in decisions handed down by the STJ related to criteria and indices adopted for calculating the monetary adjustment and ancillary surcharges on these credits, including Special Appeal No. 1,003. 955/RS, repetitive appeal in Special Appeal No. 1,028,592/RS and Divergence Motion in Special Appeal No. 826,809/RS. We believe that judicial proceedings dealing with the same or similar issues should follow these decisions, due to the binding effect of repetitive appeals.  Based on these precedents, we believe that the levy of remunerative interest of 6% on the amount of monetary correction on the principal amount of the compulsory loan credits should cease on the date of the general shareholders’ meeting at which such credits were converted into preferred shares (the “Conversion Meeting”).  We also believe that the interest on arrears that could be applicable to differences resulting from the monetary correction and the accrual of 6% remunerative interest per year on the amount of that correction must comply with the rate applicable to the correction of judicial debts.  And, therefore, these judicial debts, which include the monetary restatement of the principal and the remunerative interest of 6% per year, are updated by the variation of the IPCA-E index until the summons and, subsequently, by the SELIC rate.  Therefore, we believe that the SELIC rate should be applied to the amounts of principal and interest that are due, as of the later of (i) the date of the Conversion Meeting; or (ii) date of service.

The constitutionality of the repetitive appeals No. 1,003,955/RS and No. 1,028,592/RS is currently subject to appeals to the Federal Supreme Court, which are pending judgment. The appeals address a potential violation of article 97 of the Federal Constitution, which provides that the decision in any process to declare a law unconstitutional must be issued by the full composition of the STJ, and not by one of its sections or groups, as happened in the case of the repetitive appeals judged by the STJ, in which, we believe, the Court ruled out aspects of the compulsory legislation on constitutional grounds.

Accordingly, as of December 31, 2021, unless and until we are granted a favorable decision by the Federal Supreme Court, we recorded, based on the developments of jurisprudence,  a provision of R$25.7 billion, of which approximately (i) R$6.4 billion refer to the difference in the base value resulting from the monetary correction criteria, based on the precedents of the STJ; (ii) R$4.7 billion refer to remunerative interest of 6% per year on the difference arising from monetary restatement of the principal amount (reflection and difference in remunerative interest paid); (iii) R$13.1 billion refer to applicable late payment interest; and (iv) R$1.4 billion from various other categories of claims.  We record this provision based on jurisprudence (e.g. Special Appeal No. 1,003,955/RS and Divergence Motions in Special Appeal No. 826,809/RS).  However, we may need to change our provisions if one or more courts depart from the favorable precedents that we have followed on this matter, which could adversely affect our financial condition and results of operations.

Despite favorable results for us in a number of appeals, there have also been certain unfavorable decisions, such as in the Divergence Motion in Special Appeal No. 790.288/PR, on June 12, 2019 (“STJ Decision of June 2019”). In this action, the plaintiff initially obtained a favorable decision from five of a total of nine ministers, deciding that the remunerative interest of 6% per year should be applied from the 143rd Extraordinary General Meeting held on June 30, 2005 until the effective date of payment, with interest in arrears accruing at the SELIC rate. After this decision, we filed a motion for clarification, explaining that, according to the leading cases, the final term for the remunerative interest should be the Conversion Meeting as well as the impossibility of the concurrent incidence of remunerative interest with the SELIC rate.

On November 10, 2021, the First Section of the Superior Court of Justice granted our motion for clarification in the records of EREsp No. 790.288/PR (“Case ROMA”), reversing the unfavorable STJ Decision of June 2019. The judgment was published on December 14, 2021. As the court granted the motion for clarification, we understand that the Superior Court of Justice has ratified the position that remunerative interest should be levied on credits only up to the date of the relevant Conversion Meeting. Decoradora Roma filed a motion for clarification on February 1, 2022, requesting, preliminarily, that the case be sent to the Special Court of the STJ, and, on the merits, the amendment of the judgment. The 1st Section of the STJ rejected the preliminary request for referral to the Special Court and ruled that the appeal was dismissed. Following this decision, Decoradora Roma filed on April 8, 2022 new motions for clarification, essentially questioning the non-remittance of the proceedings to the Special Court of the STJ. The appeal is pending judgment.

Based on currently available information, we do not believe that the STJ decision published in December 2021 will give rise to a review of management’s estimates on the adequate provision for contingencies related to the book-entry credits of the compulsory loans, as offered in our Consolidated Financial Statements. Accordingly, we maintain our current provisioning criteria with respect to the issues addressed in the decision, which are based mainly on decisions rendered in the leading STJ compulsory loan leading cases.

However, if the plaintiff’s motion for clarification is decided against us, any further appeals by us are unsuccessful, and the STJ issues a final decision definitely reinstating the STJ Decision of June 2019, specifically in relation to the continued incidence of remunerative interest of 6% per year, even after the Conversion Meeting, we may have to significantly increase our provision for these claims. We estimate, based on information available as of the date of this annual report, that this increase could be approximately R$12.1 billion (currently classified as a possible risk of loss). At present, we believe that loss associated with these claims remains possible rather than probable. However, the assessment of existing litigation and our exposure to such contingencies is continuous in nature and may change over time in response to new developments regarding the chance of loss, magnitude of potential loss, or both.

Regarding the calculation methodology, in addition to the final term of application of remunerative interest, there are still additional discussions in the legal proceedings concerning differences in the monetary restatement of the compulsory loans.  These proceedings also discuss, among other issues, the incidence of monetary restatement of the principal between December 31 of the year prior to the Conversion Meeting and the date of ratification of said Meeting, whereof the probability of loss is considered remote in the total estimated amount of R$352 million, as well as the imputation (rebate order) of payments made by us within the scope of legal proceedings, whereof the probability of loss is considered possible in the total estimated amount of R$213 million.  Accordingly, we have not recorded any provision in connection with such proceedings.  As explained above, our assessment of ongoing claims and their exposure is continuous in nature and may change over time in response to new developments regarding the chance of loss, magnitude of potential loss, or both.

Regarding the credits to be judicially enforced in court, there are credits from the compulsory loans converted into preferred shares in the four Conversion Meetings, which are currently not assessed as a risk of loss, either because we identified that the taxpayers filed lawsuits claiming the difference in the monetary correction and remunerative interest after the applicable limitation period of five years after the date of the Conversion Meeting, or because, in other cases, we have not identified legal proceedings for collection of credits by the respective holders, within the same period of five years. Based on the currently available information, we believe that any such monetary correction claims are time-barred and that the probability of loss is remote.

In addition, based on other developments in case law related to the book-entry credits of the compulsory loans, we decided in 2021 to increase our existing provisions, as reflected in our Consolidated Financial Statements. Previously, we understood that the holders of book-entry credits had five years after the date that they received the remunerative interest rate (i.e. July of each year during the grace period) to file a claim seeking reflexive remunerative interest (i.e., interest on the amount of principal comprising adjustment for inflation). However, the consolidated jurisprudence summarized in a recent STJ judgment of June 2021 is more favorable to the plaintiffs argument that conceives five years from the date of the applicable Conversion Meeting to claim this interest. As a result of these developments in case law, we reclassified our assessment of the risk of loss in these claims sand recorded an additional provision of R$5.3 billion in third quarter of 2021.

Our understanding is based on jurisprudence (AgRg in Special Appeal 1.017.019/PR) and opinions favorable to us. However, decisions and expert reports unfavorable to our position have been issued, increasing the risk of other similar rulings, contrary to our position in the future. As a result, we reclassified our assessment of the risk of loss, regarding lawsuits that claim remunerative reflex interest rate beyond the period of five years prior to the filing of the lawsuit, from remote to probable.

There is pending judgment in the 1st Section of the STJ referring to the appeal filed by us in the records of the EDcl in AgRg in RESP 1,251,194/PR. We believe that the judgment of the STJ in this case can bring greater legal certainty about the subject. However, other recent judgments (e.g., judgment in June 2021 at AgInt in REsp 1,734,115/PR by the 2nd Panel of the STJ), have endorsed the creditors’ arguments, in the sense that, once the action is filed within five years after the respective meeting of conversion, the creditor will be entitled to the interest, without a five-year limit prior to the filing of the lawsuit. However, the assessment of existing disputes and our exposure to such contingencies is continuous in nature and may be changed over time in response to new developments.

In general, and subject to certain exceptions, we have not recorded any provision in relation to lawsuits aimed at collecting book-entry credits of compulsory loans that are initiated by third parties other than the legal holders of these credits, who have already transferred these claims to third parties and/or who are claiming the enforcement of these claims by entities not specified in the initial petition, as required by Brazilian law.

This is due to the fact that we have classified the risk of loss in these proceedings as possible. In December 2020, the Court of Justice of the State of Rio de Janeiro (“TJRJ”) handed down an unfavorable decision in relation to process No. 0023102-98.1990.8.19.0001, which, among other relevant aspects, involves the discussion of claims not mentioned in the initial petition. The lower court has ratified an expert report that indicates an amount due of R$1.4 billion, which could reach R$1.8 billion after applying monetary correction and application of fines and expenses. However, at that time, our view was that the correct amount due was approximately R$227 million. In our understanding, the difference between the amounts is related to a series of what we believe to be errors in the expert report, which was approved by the lower court, including, in particular, claims that were not indicated in the initial petition. Certain credits relate to subsidiary companies and companies incorporated, as well as credits arising from the third conversion meeting, which took place in 2005, nearly 10 years after the original demand. Additionally, the decision did not follow the precedent set by the repetitive appeal in Special Appeal No. 1,003,955/RS, as it did not apply the limit on the interest period and improperly applied interest on arrears of 12% per year. We obtained suspensive effect to prevent compliance with the decision that determined the payment of the approved amount. However, considering that this appeal decision is monocratic and did not deal with the merit of the amount due, we classified the risk of loss associated with this demand as probable, and recorded an additional provision of R$1,630.3 million in the fourth quarter of 2020, resulting in a R$17.5 billion provision regarding Compulsory Loans on December 31, 2020, as indicated above.

We filed an interlocutory appeal of this decision on February 25, 2021. However, on August 10, 2021, the appeal was denied by a simple majority of the 8th Civil Chamber of the TJRJ.

We appealed this judgment through the filing of special and extraordinary appeals to, respectively, the Superior Court of Justice and Federal Supreme Court, which are still pending a final judgment. Among other things, these appeals address the following questions: (i) whether the original ratifying decision in the court of first instance lacked adequate reasoning as demanded by the Federal Constitution; (ii) whether article 473 of the Civil Procedure Code was violated due to the absence of a request for additional information by the judicial expert; (iii) whether the application of the relevant interest rate was incompatible with article 406 of the Civil Code; (iv) whether the plaintiffs’ attempt to claim the credits of branches not included in the original petition is legitimate; (v) whether the lower court failed to comply with the statute of limitations of five years in relation to the portion of debts; and (vi) whether the lower court permitted improper collection of debts from the third conversion, credits that originally belonged to different companies with which the plaintiffs have since merged, and amounts already paid in other legal proceedings.

Both the 3rd Vice-Presidency of the TJRJ and the Rapporteur of the STJ rejected our requests to suspend the effect of the decision pending our special and/or extraordinary appeals. As a result, we deposited in court the amount they claimed to be due in order to avoid having to pledge assets.

Specifically, on September 21, 2021, we deposited in court the total amount of R$1.7 billion, comprising the following instalments: (i) R$422.6 million referring to the undisputed amount in the records, as a payment; (ii) R$1.0 million referring to the contested amount, as a guarantee; and (iii) R$210 million to guarantee any fine and fees for non-compliance with the payment period set forth in article 523, §1, CPC. Additionally, we challenged the execution of the sentence. Nevertheless, the opposing parties requested the withdrawal of the amount of R$1.5 billion, a claim that, despite being rejected at first instance, ended up being accepted by monocratic decisions handed down by the Judge Rapporteur of Interlocutory Appeal No. 0075057-87.2021.8.190000, in part upon presentation of guarantee insurance. This amount was withdrawn through the issuance of two additional payments on October 25, 2021 and December 15, 2021, while the remaining amount (R$210 million) remains deposited in a judicial account. In view of the advanced state of the dispute, in which currently in-force decisions are unfavorable to us, we classify the risk of loss associated with this proceeding as probable.

We believe that previous judgments have ruled that branches of companies do not have the standing to enforce court orders with respect to the difference in the monetary restatement of a compulsory loan granted favorably to the parent company when such branch was not included in the initial petition. However, considering this unfavorable decision in a recent case, we estimate that our provision could increase by approximately R$2.2 billion if all credits from branches of companies not mentioned in the initial petition brought by the parent company are considered enforceable. As of the date of this annual report, however, we believe that the risk of loss in relation to this matter is possible and, therefore, have not recorded any provision in this regard.

Moreover, if the totality of the credits related to the four Conversion Meetings that are not linked, to the best of our knowledge, to any proceedings already filed, are considered enforceable in legal proceedings, regardless of the plaintiff identified in the initial petition and the time limit, we believe that we would have to make an additional provision.

In addition, based on other developments in case law related to the book-entry credits of the compulsory energy loan (“Legal Proceedings ECE”), we decided in 2021 to increase our existing provisions, as reflected in our Consolidated Financial Statements.

Specifically, in the third quarter of 2021, we adjusted our provisioning parameters, focusing principally on the issue of reflexive remunerative interest. We contend that reflexive interest should follow the prescriptive regime applicable to remunerative interest paid: that is, with the initial statute of limitations in July of each year, resulting in the limitation of the right to interest for the period comprised in the five years prior to the start of the lawsuit and ending on the date of the relevant Conversion Meeting. We believe that our understanding in this regard is, and has been, supported by case law (AgRg in Special Appeal 1.017.019/PR) and by reports favorable to us. However, decisions and expert reports unfavorable to our position have been issued, increasing the risk of other rulings in the future that may interpret the relevant leading cases similarly (REsp 1,003,955/RS and REsp 1,028,592/RS) in a manner contrary to our position. As a result, we reclassified our assessment of the risk of loss in claims seeking reflexive remunerative interest beyond the five-year period predating the relevant lawsuit from remote to probable. As a result, we recorded an additional provision of R$5.3 billion booked in third quarter of 2021.

There is pending judgment in the 1st Section of the STJ, a body that encompasses the 1st and 2nd Panels of the STJ, concerning an appeal filed by us in the records of EDcl in AgRg in RESP 1,251,194/PR. We believe that the STJ’s judgment in that proceeding may provide greater legal certainty on this subject. However, other recent judgments, (for example, a judgment in 2021 in AgInt in REsp 1,734,115/PRby the 2nd Panel of the STJ), have endorsed the creditors’ argument, in the sense that, once the lawsuit is filed within a period of five years after the relevant Conversion Meeting, the creditor will be entitled to a reflexive remunerative interest, without limiting them to the five-year period prior to the filing of the lawsuit.

New Timeframe for Provision Purposes

During the year ended December 31, 2021, we revisited and reviewed our risk classification criteria and assumptions with respect to compulsory loan lawsuits. Our review considered, among other things, procedural and other risks in light of ongoing jurisprudential developments in this area and focused on ensuring that our litigation provisions reflect our best expectations as to future cash disbursements given the available case law. We intend to continue defending our legal position in ongoing and future proceedings, but we recognize that litigation is fundamentally uncertain and unpredictable and endeavor to provision in a manner that reasonably reflects what we believe to be the probable outcome based on our analysis of the evolving legal landscape.

Based on management’s review of our provision criteria, we adjusted the timeframe for revising our case-level provisions for certain legal disputes classified as a probable risk of loss. Specifically, we decided to add an intermediate step, whereby in certain cases we would revise the provision (as necessary) upon entry of final judgment on the merits as to the payment of a specific contingency, rather than just upon final calculation of an award during the liquidation phase of the proceeding, as had been our prior practice. Thus, we added an intermediate provisioning framework, that is, the res judicata in the acknowledgment action, when it expressly determines the payment of a specific contingency of the compulsory loans, aiming at an improvement in the perception of the appropriate timeframes to capture the provision. The total impact of this adjustment was an increase to our provision of R$2.2 million.

Recurring compulsory loan provisioning

In addition to revisiting the global parameters mentioned above, our provisioning was also substantially increased due to unfavorable results in certain individual cases arising from judicial approvals of reports with treatment of the incidence of remunerative interest after the relevant Conversion Meeting, in dissonance with the understanding adopted by us, in accordance with Special Appeal 1,003,955/RS, as well as with the inclusion of credits charged by certain plaintiffs on behalf of their branches and merged companies, according to procedural developments.

Unconverted credits

There is also a separate risk associated with lawsuits related to the calculation criteria used by us in the return of compulsory loan credits previously held as judicial deposits. Most of the compulsory loan credits were converted into preferred shares through the four Conversion Meetings, but there are credits that were not converted or paid as some plaintiffs filed lawsuits questioning the constitutionality of the compulsory loans in light of their tax nature and deposited the amounts due in legal proceedings to suspend their enforceability. Thus, considering that these judicial deposits were only withdrawn by us after the fourth Conversion Meeting, they have not yet been converted into shares and can be paid in 20 years, with remunerative interest of 6% per year until payment.

However, as of the date of this annual report, we are aware of approximately five demands with full monetary correction claims for credits not yet converted, that is, legal proceedings already claiming that the monetary correction occurs from the date of the effective judicial deposit, contrary to the criterion used by us, which is the date of withdrawal of such deposits, when the amounts are effectively made available to us. As of the date of this annual report, there is no provision in relation to this class of compulsory loans, as we believe that the risk of loss associated with the matter is remote. There remain some judicial claims on this topic, but to date no definitive decision that can serve as a jurisprudential guide. In the third quarter of 2020, we adopted certain changes to the principal calculation methodology with respect to credits not converted into preferred shares or paid. Considering that these credits have not yet been returned, either by payment in cash or conversion into shares, and in view of the grace period, new processes of the same nature as the five mentioned above may be initiated. As of December 31, 2021, the aggregate principal amount of credits not converted or paid recorded was R$496 million.

We cannot guarantee that new lawsuits will not be filed or that new judicial decisions (including by higher courts) on compulsory loan-related issues will not be adverse to us. The aggregate cost of unfavorable lawsuits or decisions may have a material adverse effect on our financial condition and operating results.

Litigation in the United States

Our disclosures surrounding compulsory loan book-entry credits and bearer bonds have been, and in some instances remain, the subject of litigation and investigation in the United States.

On October 9, 2019, Eagle Equity Funds, LLC, along with two other plaintiffs, filed a lawsuit against us and two members of our senior management in the United States District Court for the Southern District of New York. The plaintiffs alleged, among other things, that we made false or misleading statements or omissions in documents filed with the SEC with respect to alleged liabilities related to bearer bonds issued approximately between 1964 and 1976 (first phase) and compulsory loan book-entry credits issued between 1977 and 1993 (second phase). In particular, the plaintiffs claimed that our disclosures to the SEC with respect to these liabilities were inadequate, as they allegedly contained misleading information about the status or impact of certain lawsuits and court decisions in Brazil relating to bearer bonds and book-entry compulsory loans.

The plaintiffs claimed to be holders of bearer bonds and American Depositary Receipts (ADRs) issued by us. Among other requests, the plaintiffs sought an injunction to prevent us from (i) making false or misleading statements or omissions with respect to liabilities related to bearer bonds and compulsory loan credits, (ii) making SEC filings containing false statements or misleading or omissions with respect to any potential privatization process that we may undergo; and (iii) making any filings with the SEC until we correct any alleged false or misleading statements or omissions with respect to liabilities related to bearer bonds and compulsory loan credits. The plaintiffs did not specify the amount of damages claimed.

On February 3, 2021, the District Court issued a decision dismissing the lawsuit in its entirety. On March 3, 2021, the plaintiffs initiated an appeal against the decision with the United States Court of Appeals for the Second Circuit. Subsequently, the plaintiffs filed a stipulation, dated April 13, 2021, voluntarily withdrawing the appeal.

The dismissal of this lawsuit in the United States does not eliminate or change our exposure to the lawsuits in Brazil with respect to bearer bonds and book-entry credits of compulsory loans. We believe that our prior disclosures about such proceedings and our exposure to them were and continue to be accurate, based on the information available at the time they were made. We also believe that the provisions recorded for these matters are reasonable and appropriate in view of the various contingencies faced by us.

At the same time, there is considerable uncertainty inherent in any ongoing complex litigation and especially in proceedings relating to bearer bonds and book-entry compulsory loan claims. Several of these lawsuits have been ongoing in Brazil for several years, and the status and estimates with respect to such proceedings have evolved considerably, and often unpredictably, over time, in the context of an ever-evolving judicial landscape that has included, among other developments, the issuance of new court decisions, sometimes conflicting with each other. We make every effort to continually improve our arguments, but our disclosures are necessarily subject to change over time as new information becomes available. Thus, it is impossible to predict the results of the processes with certainty, and we cannot give any guarantee on the course of ongoing and future actions.

Additionally, on April 20, 2021, we received a request for information from the SEC (Division of Enforcement) regarding an investigation by the SEC regarding disclosures related to the compulsory loan program and related litigation made on this annual report. We are cooperating with the investigation, have provided documents in response to the SEC’s information request, and may provide additional documents or other information in the future. We are also continually assessing whether, based on the investigation and ongoing developments in legal proceedings in Brazil, any changes to our disclosures or provisions are appropriate.

To date, we cannot estimate the total amount of loss from the proceeding relating to compulsory loan credits and bearer bonds, as it is pending judgment on request for its rejection.

See also “Item 3.D. Key Information—Risk Factors—Risks relating to our Company— We are, have been, and may again be party to U.S. proceedings relating to disclosures surrounding our compulsory loan credits and bearer bonds.”

Arbitration Proceedings

We and our subsidiaries are party to certain ongoing arbitration and litigation proceedings that require legal confidentiality. Among these proceedings, we highlight (i) a civil lawsuit against us, in which the plaintiff alleges that we breached an agreement for the purchase and sale of certain products supplied by the plaintiff; (ii) the arbitration arising from a contract for the supply of coal for the implementation of Phase C of the Candiota plant; and (iii) the arbitrations relating to Santo Antonio, which are described in more detail below.

Arbitration Relating to Santo Antônio

Through our subsidiary Furnas, we own 43.06% of the capital stock of MESA, the wholly owned parent of SAESA, which, in turn, holds the concession to operate Santo Antônio, a hydroelectrical power plant located in the State of Rondônia, Brazil, with installed capacity of 3,568.3 megawatts (“Santo Antônio Plant”).

As of December 31, 2021, the other shareholders of MESA were: (i) Novonor (18.25%); (ii) Caixa Fundo de Investimento em Participações Multiestratégia Amazônia Energia (19.63%) (“FIP”); (iii) SAAG Investimentos S.A. (10.53%) (“SAAG”); and (iv) CEMIG Geração e Transmissão S.A. (8.53%) (“CEMIG”).  MESA’s shareholders entered into a shareholders’ agreement in 2018 (the “MESA Shareholders’ Agreement”), that provides for a mutual obligation for all shareholders to participate in any capital increase of MESA.

SAESA and a number of construction companies, led by Novonor (together the “Construction Consortium” or “CCSA”), entered into an agreement for services relating to the construction of the Santo Antônio Plant, which later became the Engineering, Procurement and Construction agreement (“EPC Contract”).  The EPC Contract set out milestones for construction and commencement of operations of the Santo Antônio Plant.

Under the concession agreement executed in 2008, between the Brazilian Government – through the MME – and MESA, the date for commencement of operations of the plant was accelerated from December 2012 to May 2012, and, once again, from May 2012 to December 2011. In light of the acceleration of the date of commencement of operations of the Santo Antônio Plant, SAESA and the leader of the construction consortium entered into certain “Terms and Conditions” setting out the consequences of a delay in the start date.   In reliance on the revised start date of the Santo Antônio Plant of December 2011 (as provided for in the EPC Contract), SAESA entered into agreements to sell energy.  As Santo Antônio Plant’s operations did not start on the expected date, SAESA was required to purchase energy in the Free Market to comply with its contractual obligations.

Due to the delays in the start date, on November 30, 2015, SAESA filed an arbitral claim before the International Chamber of Commerce (“ICC”) seeking a declaration that CCSA was responsible for paying the costs incurred in Santo Antônio Plant’s operations and the costs related to the anticipated sale of energy acquired in the Free Market, and that CCSA should be liable under the EPC Contract (the “SAESA Arbitration”). The various disputes among the parties resulted in two different arbitral proceedings that were consolidated into the SAESA Arbitration.  The first arbitration was filed by SAESA against CCSA, and the second arbitration was filed by (i) GE Energia Renováveis Ltda., (ii) Grid Solutions Transmissão de Energia Ltda., (iii) Andritz Hydro Ltda., (iv) Bardella S.A. Indústria Mecânicas, (v) Siemens Ltda., (vi) Voith Hydro Ltda. (together, “GICOM”) against SAESA and (i) Novonor and (ii) Andrade Gutierrez Engenharia S.A. (together, the “Civil Group”) against SAESA.

On February 7, 2022, the Arbitral Tribunal notified the parties about its award recognizing the ineffectiveness of the “Terms and Conditions” and ordering SAESA to pay CCSA and other parties R$1,563 billion (based on the value from October 2021), of which GICOM (as defined below) has enforced its right with São Paulo Court of Justice to receive R$645 million. In addition, SAESA was also ordered to pay R$8.8 million as reimbursement for the costs of the arbitration. The Court determined that SAESA must pay within 15 business days, and if voluntary payment is not made, the amount will be increased by 10% as a fine and 10% as attorneys' fees.  Because of a motion filed by SAESA seeking to dismiss the enforcement, on April 17, 2022, the Court granted a preliminary injunction suspending the term for voluntary payment of the debt until the Arbitration Tribunal hears the requests for clarification and/or the merits of SAESA’s motion are ruled by the Court (whichever occurs first).

MESA’s shareholders entered into the following agreements which all confer an obligation on the shareholders to participate in any capital increase of MESA: (i) a Supplemental Equity Support Agreement that obliges the shareholders to increase MESA’s capital stock for any increase in relation to the project costs of the Santo Antônio Plant , (ii) a loan agreement entered into by the shareholders, SAESA and BNDES in the ambit of MESA’s debt refinancing which requires that the shareholders participate in any capital increase in SAESA’s capital stock to satisfy an arbitral award under the SAESA Arbitration, and (iii) the MESA Shareholders’ Agreement which includes a general obligation of the shareholders to ensure that the Santo Antônio Plant is concluded (the “Capital Support Obligations”). As of December 31, 2021, we recorded a provision of R$ 706 million related to is our legal obligation as determined pursuant to in the MESA Shareholders’ Agreement.

On September 12, 2018, SAAG and CEMIG also filed an arbitral claim with the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) against MESA, Furnas, FIP and Novonor seeking the annulment of the capital increase approved at MESA’s shareholders’ meeting in 2018, at which (i) Furnas, Novonor and FIP subscribed and paid in R$754 million through a credit capitalization; and (ii) Furnas subscribed and paid in R$85 million in cash, exercising its right to subscribe the remaining shares not subscribed by SAAG and CEMIG (the “MESA Arbitration”).  This capital increase was intended to help MESA refinance its debt. In December 2021, the Arbitral Tribunal issued its award against MESA, Furnas, FIP and Novonor as a result of the arbitral decision, annulling the capital increase and ordering MESA not to increase its capital stock through the capitalization of credits from Furnas, FIP and Novonor, until (i) the offset of accounts between the credits of MESA and the CCSA; or (ii) the recognition by judicial decision or final arbitral decision that CCSA has the right to claim those amounts from MESA.  For more information about the MESA’s arbitration, see “—Arbitration—MESA Arbitration.”

MESA held an extraordinary shareholders’ meeting on April 29, 2022, where the shareholders approved the following matters, among others, (i) a capital increase of up to R$1,582 billion in order to enable the payment of the arbitral award determined in the SAESA Arbitration (the “Capital Increase”), and (ii) a preemptive rights period of 30 days, within which MESA’s shareholders will decide whether to subscribe for their respective portion of the newly issued common shares under the Capital Increase and to subscribe for any other common shares not subscribed by the other shareholders by such date (“Remaining Shares”). The capitalization is expected to be consummated within 30 days. Depending on whether other shareholders decide to participate in the Capital Increase, there is a possibility that Furnas will own a majority of the shares of SAESA following consummation of the Capital Increase. As a result, Furnas may be required to consolidate the results of MESA in the second quarter of 2022.

MESA’s shareholders entered into the following agreements which all confer an obligation on the shareholders to participate in any capital increase of MESA: (i) a Supplemental Equity Support Agreement that obliges the shareholders to increase MESA’s capital stock for any increase in relation to the project costs of the Santo Antônio Plant , (ii) a loan agreement entered into by the shareholders,

SAESA and BNDES in the ambit of MESA’s debt refinancing which requires that the shareholders participate in any capital increase in SAESA’s capital stock to satisfy an arbitral award under the SAESA Arbitration, and (iii) the MESA Shareholders’ Agreement which includes a general obligation of the shareholders to ensure that the Santo Antônio Plant is concluded (the “Capital Support Obligations”).

Since it is expected that not all of MESA’s shareholders will participate in the Capital Increase, the failure of all shareholders to participate (even if the other shareholders subscribe for the remainder of the Capital Increase) could result in a breach of the Capital Support Obligations, which could be considered by SAESA’s creditors as an event of default under SAESA’s loan agreements and debentures. If those loan obligations are not met, SAESA, Furnas and/or us could owe up to R$7 billion in guarantees of those obligations. A default of Furnas or us (with respect to our guarantees) could result in cross-defaults with respect to our other debt obligations. If this were to occur, it could materially negatively impact our financial condition and result of operations.

SAESA’s loan agreements and debentures also contain change of control protections for the lenders which could be triggered if there is a change in the control of MESA as a result of the Capital Increase potentially leading to an event of default capable of accelerating the maturity date of the debt. As to Furnas’ creditors, certain agreements provide that any capital increase motivated by creditors would result in the non-automatic early termination of such agreements. Additionally, prior approval/notification by regulators such as Secretaria de Coordenação e Governança das Empresas Estatais (SEST), ANEEL and CADE is expected to be required in the event of a change of control of MESA. As one of the shareholders is currently subject to a judicial reorganization plan, it is unclear if there could be any adverse effects as a result of this.

In light of the Capital Increase, Furnas filed a legal proceeding seeking the annulment of the MESA arbitration award, alleging, among other defects, that the conditions for the enforceability of credits, imposed by the MESA arbitration, are impossible to be achieved.  However, as no judgement has been awarded in this proceeding, as of the date of this annual report, the arbitral award granted in the MESA arbitration is still in effect because there was no (i) offset of accounts between the credits of MESA and the CCSA; or (ii) recognition by judicial decision or irrevocable arbitration that CCSA has the right to claim such amounts from MESA.  Accordingly, MESA may not increase its capital stock through the capitalization of credits held by Furnas, FIP and Novonor. On April 29, 2022, the Court granted an injunction temporarily suspending the effects of MESA arbitration award as it could have an impact on the shareholding percentages considered for the Capital Increase.

MESA’s Board of Directors ratified the Capital Increase subject to obtaining the necessary approvals and meeting the conditions to consummate the transaction.

MESA Arbitration

On September 12, 2018, SAAG and CEMIG filed an arbitral claim before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) against MESA, Furnas, FIP and Novonor seeking the annulment of the capital increase approved at MESA’s shareholders’ meeting on August 28, 2018, at which (i) Furnas, Novonor and FIP subscribed and paid in R$754 million through a credit capitalization; and (ii) Furnas subscribed and paid in R$85 million in cash, exercising its right to subscribe the remaining shares not subscribed by SAAG and CEMIG (“MESA Arbitration”).  This capital increase was intended to help MESA refinance its debt.

SAAG and CEMIG alleged that capital stock on August 28, 2018, should also be declared invalid due to a prior arbitration award (CAM No. 48/14) that recognized the invalidity in the transfer of proceeds made by MESA to CCSA and annulled the capital increase to enable that transfer. In response, MESA alleged that, due to the award granted in CAM No. 48/14, the shares of MESA issued in 2014 and subscribed by its shareholders were cancelled, and MESA should refund its shareholders R$605 million. MESA was unable to pay this amount, which is recorded as a current liability in MESA’s financial statements. As of December 31, 2021, the investment in MESA was fully impaired in our financial statements.

In December 2021, the Arbitral Tribunal issued an arbitral award against MESA, Furnas, FIP and Novonor, upholding the annulment of the capital increase and ordering MESA not to increase its capital stock through the capitalization of credits held by Furnas, FIP and Novonor, until (i) the offset of accounts between the credits of MESA and the CCSA; or (ii) recognition by judicial decision or irrevocable arbitration that CCSA has the right to claim such amounts from MESA.  The Parties filed requests for clarification, which were rejected by the Arbitral Tribunal.  Subsequently, the arbitration was closed.

Furnas filed a legal proceeding seeking the annulment of the MESA arbitration award, alleging, among other arguments, that Furnas cannot meet the conditions for the enforceability of the credits imposed by the MESA Arbitration. On April 29, 2021, the Court granted an injunction temporarily suspending the effects of the MESA arbitration award and Furnas is currently awaiting a judgment on the merits of this legal proceeding.

Tax Proceedings

As of December 31, 2021, we were a party to tax proceedings where we classified the risk of loss (i) as probable in the estimated amount of R$570 million and (ii) as possible in the estimated amount of R$8,756 million.

As of December 31, 2021, the main proceedings we are party to are described below:

Furnas - Proceeding No. 0084092-14.2015.4.02.5101

Furnas filed an annulment claim against the Brazilian Government to challenge the final collection resulting from a tax assessment notice that pointed out the incompatibility between the PIS/COFINS amounts informed through the DCTFs (Federal Tax Debts and Credits Statement) and DACON (Social Contributions Assessment Statement) in 2010. The court denied Furnas’ claim and we are currently awaiting judgment of our appeal. The amount has been fully deposited with the court. On December 31, 2021, the risk for this proceeding is probable and we recorded a provision of R$175 million.

Furnas - Proceeding No. 16682.721.073/2014-51

Tax administrative proceeding related to the collection of social contribution on net income and corporate income tax, default interest and a proportional fine. The social contribution with respect to the proportional fine was due to the improper deduction of expenses related to expenses from fiscal year 2000 related to social contribution on net income and corporate income tax calculation (tax basis of 2009) as a result of the disallowance Furnas was assessed for the estimated collection regarding the social contribution on net income and monthly corporate income tax. The administrative court decision was upheld in part under the concurrent application of two separate fines. The Special Appeal of the Treasury was granted in order to preserve the collection of the isolated fine. Concurrently, the court remanded the proceeding to the lower court to recalculate the application of ex officio fine. Furnas filed a motion opposing the special appeal of the Treasury (Embargos de Declaração) which is pending judgment. As of December 31, 2021, our risk of loss is possible in the estimated amount of R$154 million.

In addition, Furnas is also party to proceeding No. 5070440-63.2020.4.02.5101, which is an action for the guarantee of debts in relation to expenses incurred in 2000 as tax losses as discussed in proceeding 16682.721073/2014-51. Furnas presented its defense in an ordinary proceeding, which is still pending judgment. We believe our risk of loss is possible in the estimated amount of R$207 million for this specific proceeding.

Furnas - Proceeding No. 5033017-06.2019.4.02.5101

Furnas filed a lawsuit against Fazenda Nacional for R$1.7 million to collect amounts arising from an administrative proceeding for alleged irregularities in the calculation of the IRPJ and CSLL, in which the reversal of the Fundação Real Grandeza (FRG) actuarial liability was excluded from the real profit tax regime. After the unfavorable administrative decision, Furnas filed a motion to annul. The Brazilian Government filed a Tax Enforcement order to collect the debt, but the judge stayed the proceeding until the annulment action filed by Furnas is decided. As of December 31, 2021, we believe our risk of loss is possible in the estimated amount of R$1,774 million.

Furnas – Proceeding No. 5002123-76.2021.4.02.5101

In February 2021, the Brazilian Government filed a tax enforcement action against Furnas to collect amounts arising from administrative proceeding No. 12448.727019/2020-89 (referring to the notice of infraction drawn up due to alleged insufficiency payment for PIS/COFINS). Between 2007 and 2009, Furnas excluded revenues from the RGR and transmission revenues from Itaipu from the calculation. In December 2007, they also included the revenue from actuarial liabilities held with the FRG as financial income. In addition, the assessment includes amounts that are no longer collected as PIS and COFINS as the company has proceeded to make payment without presentation of the proper document PER/DCOMP.

CARF dismissed Furnas’ voluntary appeal, which was filed as a Special Divergence Appeal. This is a notice due to expenses incurred in 2000 and recorded as a tax loss in 2009, which offset the years 2009 through 2011.

For the expenses deducted in 2010, the voluntary appeal filed by Furnas was judged partially valid and the isolated fine imposed was reduced. Accordingly, the Treasury filed a Special Appeal for Dispute, which is pending trial. The process bifurcated the relative portion to unpaid taxes as the company made offsets without PER/DCOMP and there was a final decision administrative burden on that point, so that amount was excluded from the present proceeding.

We believe we have a possible risk of loss in the estimated amount of R$1,551 million.

Furnas - Proceeding No. 0085231-98.2015.4.02.5101

The Brazilian Government filed a tax enforcement suit against Furnas to collect tax credits adjusted by IRPJ and CSLL calculated as a result of the accounting offsetting procedure carried out by Furnas. The judgment in the appeal (embargos) of Tax Foreclosure excluded the isolated fine that had been applied together with the ex officio fine. The court ruled against Furnas related to compensation without PER/DCOMP. Furnas filed an appeal, which is pending. We believe this proceeding is partially probable and partially possible with a financial impact of R$83 million and R$752 million, respectively. We recorded a provision of R$83 million related to this proceeding in 2021.

Furnas Proceeding No. 16682.722.946/2015-23

The National Treasury filed a tax claim against Furnas for expenses incurred in 2000 as a tax loss recorded in 2010 and, therefore, offset in 2009, 2010 and 2011. The expenses deducted in 2010 were disallowed by the tax authorities. Furnas appealed and the court found the appeal partially valid and reduced the isolated fine. The National Treasury filed a Special Divergence Appeal which is pending judgment. As there was a final administrative decision on the portion of the suit related to the unpaid taxes of the company’s payments without the calculation of PER/DCOMP, the proceeding was split in order for that amount to be excluded from the present lawsuit, which is being analyzed by CARF for other matters. We believe we have a possible risk of loss in the estimated amount of R$832 million.

Furnas - Proceeding No. 5015422-23.2021.4.02.5101 (maintained in the administrative process No. 16682.722216/2017-94)

The National Treasury filed an action against Furnas for R$508 million relating to the issuance of an official letter of IRPJ and CSLL amounts, from January 2012 to December 2012, plus estimated and official fines. This entry was due to the disallowance, by the Federal Revenue Service, of the exclusion of R$908 million carried out by Furnas from the tax calculation base mentioned above, referring to the amount received by Furnas due to the extension in advance of the concession agreement for transmission of electrical energy No. 062/2001 – ANEEL, of December 4, 2012.

Furnas understood that this amount was related to an indemnity and, therefore, would be exempt from tax. The case is pending judgment in the lower court. We believe our risk of loss is possible in the estimated amount of R$625 million.

Furnas Process No. 0046753-12.2020.8.19.0001

Furnas filed an annulment action for tax debts against the State of Rio de Janeiro in order to discuss the collection of ICMS on gas purchased by UTE Santa Cruz for power generation. At that time, applicable legislation deferred the payment of ICMS for gas purchases was in effect. However, the State of Rio de Janeiro alleges that, in cases where the energy generated was sent to other states, Furnas would be responsible for collecting the deferred ICMS on the acquisition of gas. The proceeding is pending judgment at our request and, in an event of loss, Furnas will be required to pay the tax debts.

We assessed our risk of loss as possible in the estimated amount of R$546 million.

CGT Eletrosul - Proceeding No. 5023271-44.2014.404.7200

This is a tax action related to the collection of income tax and social contribution on the indemnity received on account of the renewal of the concessions, in accordance with provisional measure No. 579/2012, converted into Law No. 12,783/2013.  In July, 2020, there was a judgment dismissing CGT Eletrosul’s appeal and stating that tax charges would not depend on the denomination of the income.  Even if it increased the indemnity, the charges could be taxable, and the appeal decided that the concession had expired.  The court also noted that the company and the Brazilian Government signed a contractual renegotiation to extend the concession.  Despite the unfavorable judgment, the Treasury cannot initiate collection, given the current decision issued in Injunction No. 50163442320184047200, suspending the demand for the tax credit until the final decision of the declaratory action, which is pending judgment.  We believe we have a possible risk of loss in the estimated amount of R$602 million.

Eletronorte - Proceeding No. 1000635-85.2017.4.01.3400 (under administrative No. 10166-730.163/2013-12)

Eletronorte filed a writ of mandamus challenging the demand for payment of tax credits (Administrative Proceeding No. 10166-730.163/2013-12) and authorization for Eletronorte to remain subject to a cumulative regime of contributions to PIS/PASEP and COFINS with respect to revenues due to CCST, CPST and electricity supply. The writ of mandamus was granted, and the Brazilian Government appealed. As of December 31, 2021, we assess the lawsuit with a possible risk of loss in the amount of R$162 million.

Eletrobras - Proceeding No. 10167245220184013400

We filed suit against the Internal Revenue for tax debts recorded in administrative proceeding No. 10166.007875/2003-54, classified as COFINS relating to financial income arising from the execution of a loan agreement. The proceeding seeks to invalidate the tax debts, alleging, among others, applicability of the exemption provided for in the Brazil-Paraguay Treaty to the revenues listed in the tax assessment notice; and inapplicable taxing of the financial income earned by the company from the loan agreement.

The proceeding has a possible risk of loss in the amount of R$801 million.

Civil Proceedings

As of December 31, 2021, we provisioned a total aggregate amount of R$30,602 million in respect of our probable losses from civil proceedings.  The total amount for all possible civil proceedings is R$46,514 million. In these civil proceedings, we mainly discuss payments, fines and charges for alleged arrears and defaults, as well as relating to an impact on surrounding communities (including indigenous community).

We are also party to civil proceedings filed by the Federal or State Prosecutor’s Offices, associations and municipalities, that allege or investigate our non-compliance with environmental laws and regulations or relate to non-compliance with the environmental licensing of our projects. These environmental civil proceedings discuss, inter alia, allegations (i) of a failure to implement fish ladders; (ii) of a failure to comply with environmental requirements and the renewal of our environmental licenses. (iii) that we are not complying with certain environmental laws, requesting us to perform environmental studies to assess the impacts of certain projects on the indigenous communities, (iv) enforcement of our existing environmental licenses, and (v) challenging the validity of our existing environmental licenses. As of December 31, 2021, we assess the risk of loss in these proceedings as remote. However, if the judicial or administrative authorities were to decide against us, these proceedings could harm our reputation and negatively impact our operations.

As of December 31, 2021, the main civil proceedings we are party to are described below:

Eletrobras – Proceeding No. 1007605-60.2019.4.01.3100

This lawsuit was filed by the CEA against us. The plaintiff claims that it was misled at the time it entered into the debt agreement with Vibra that the debt would cover amounts that had already been passed on to it. It also alleges that we, the Brazilian Government and ANEEL should be found liable for the alleged damages caused to it due to charges levied by Vibra in response to delays in the transferring funds from CCC. The plaintiff contested the allegations, and we requested the annulment of the claim. The proceeding is pending judgment on our request and, if denied, a trial will be scheduled. We believe our risk of loss is possible in the amount of R$1,134 million.

Eletrobras and Furnas - Proceeding TC No. 024.273/2015-5

This is a representation by the Public Ministry of Accounts (“MPTCU”) regarding irregularities identified in the Lava Jato operation involving Brazilian state-owned companies in the projects of Inambari in Peru and Tumarín in Nicaragua. All parties to the proceedings have presented their statements and a court decision on the merits is currently pending. Since this is an administrative proceeding and the MPTCU is still deciding this matter, we assessed the risk of loss as possible on the understanding that a fine might be applied.

CGT Eletrosul, Eletronorte, Chesf, and Furnas – Proceeding No. 0026448-59.2002.4.01.3400

This lawsuit was filed by AES SUL against ANEEL, CGT Eletrosul, Eletronorte, Chesf and Furnas. Its objective is to nullify Order No 228/02 by ANEEL and to apply the accounting and settlement of its operations without applying the new rules implemented by the order. The case was initially dismissed. However, AES SUL successfully appealed the dismissal, which lead to the inclusion of our subsidiaries in the proceeding, as debtors of AES SUL. We appealed the decision, but the judgment is still pending.

We believe that (i) CGT Eletrosul’s risk of loss is possible in the estimated amount of R$4.2 million; (ii) Eletronorte’s risk of loss is probable in the estimated amount of R$64 million; and (iii) Furnas’ risk is possible in the estimated amount of R$303 million.

Chesf - Proceeding No. 0026448-59.2002.4.01.3400 (declaration of nullity)

In parallel to “—0026448-59.2002.4.01.3400”, AES Sul Distribuidora Gaúcha de Energia filed a claim against ANEEL and Chesf in the respect to ANEEL's accounting for transactions relating to the profit earned. The interlocutory decision was in favor of the plaintiff, which resulted in a debt of approximately R$0.1 million. Subsequently, the case was dismissed, and the plaintiff's motions were rejected. The plaintiff's appeal was upheld by TRF1 and Chesf filed an appeal. This proceeding has been pending judgment since 2019.

The lawsuit, as of December 31, 2021, was assessed with a possible risk of loss in the estimated amount of R$452 million.

Furnas - Proceeding No. 0230268-26.2015.8.19.0001

Consórcio Fornecedor Batalha – CONBAT filed a declaratory action for R$198 million against Furnas to nullify a contractual fine and an award for the reimbursement of amounts arising from the claim for economic rebalancing in connection with the construction of AHE Batalha. On February 24, 2021, the lawsuit was partially upheld and the objections for clarification made by CONBAT were partially accepted. The objections for clarification by Furnas are still pending of judgment. As of December 31, 2021, the lawsuit has a possible risk of loss in the amount of R$244 million.

Furnas - Proceeding No. 0061172-72.2008.8.26.0224

Empreendimentos e Representações Cabuçu Ltda. filed an indemnification lawsuit for right-of-way on the Guarulhos-São José dos Campos electric transmission line in 1985, relating to the expropriation that took place in 1963. The action for relief from judgement (ação rescisória) was granted recognizing that the claim was time-barred by the statute of limitation. This judgment was upheld by the Court of Appeals. Against this decision the plaintiff filed an appeal to the Superior Court of Justice, where it is currently awaiting trial. The risk for this proceeding is probable and we recorded of R$157 million on December 31, 2021.

Furnas - Proceeding No. 0018557-42.2004.4.01.3400

The Association of Sports Fishermen of the State of Goiás (Apego) filed a civil action against the Goiás Environment Agency, IBAMA, Furnas and Semesa S.A. to obtain a court order to require the defendants to take mitigation and compensation measures for the environmental damage caused by the damming of the Tocantins River and other consequences of the construction and operation of the Serra da Mesa hydroelectric power station (HPP), whose reservoir is located in the municipality of Uruaçu/GO. The case was dismissed. Apego’s appeal is currently pending judgment.

The proceeding was assessed with possible risk of loss in the amount of R$277 million.

Eletronorte - Proceeding No. 0000341-15.2010.4.01.3200

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

In northern Brazil, Eletronorte is involved in several proceedings related to the expropriation of lands for the construction of the hydroelectric plant of Balbina, in the state of Amazonas. The plaintiff is the MPF and the defendants are Eletronorte; Brazilian Government, FUNAI and others.

The objective of this claim is to obtain (i) the recognition that the lands flooded in October 1987 by the artificial lake of Balbina, formed by the damming of the waters of the Uatamã river due to the construction of the Balbina hydroelectric plant originally belonged to the Waimiri-Atroaru Indians and consequently to the domain of the Brazilian Government; (ii) an order from the Brazilian Government, FUNAI and Eletronorte jointly and severally to compensate the Waimiri-Atroari indigenous community for losses caused by the flooding of lands over which they claim to hold original rights; (iii) the invalidity of credits in the expropriation lawsuits related to the formation of the artificial lake of Balbina; and (iii) the nullification of the titles that gave rise to the expropriations, and the determination that Eletronorte, FUNAI and the Brazilian Government to indemnify for the damages caused by the forced migration of the Waimiri-Atroaru Indians.

The court denied the motion for preliminary injunction and summoned all defendants to provide their particulars. We classified the risk of loss in this legal proceeding as probable in the estimated amount of R$237 million.

Eletronorte - Proceeding No. 2008.34.00.018842-6 (unique numbering 0018764-73.2008.4.01.3400)

Eletronorte filed a civil action against ANEEL aiming to obtain a judgement declaring its right not to comply with ANEEL Normative Resolution No. 303, of 26. 02.02.2008, and to be released from the obligation to return to the CCC Account the amounts received from 2004 through 2006 as reimbursement for ICMS levied on the acquisition of fuels used in the production of electric power. The proceedings were dismissed without judgment on the merits on the grounds that our relief was granted through administrative procedures. ANEEL’s appeal is restricted to attorney’s fees. We filed an interlocutory appeal seeking the dismissal of the proceedings with judgment on the merits in order to recognize the claim, both of which are currently pending judgment.

We classified the risk of loss in this legal proceeding as possible in the estimated amount of R$725 million.

Eletronorte - Proceeding No. 0023903-64.2012.4.01.3400

Eletronorte filed a writ of mandamus against ANEEL’s CEO and Companhia Elétrica do Estado do Tocantins – CELTINS asserting the illegality and abusiveness in seeking the annulment of ANEEL’s Order No. 1,175/2012 and, consequently, ANEEL Order No. 2,517/2010 enabling ANEEL to obligate Eletronorte to make new RTE-related payments to the writ was denied; Eletronorte’s appeal is pending judgment.

The proceeding was assessed with possible risk of loss in the estimated amount of R$266 million.

Eletronorte - Proceeding No. 1017924-62.2021.4.01.3700 (originated by 0013166-38.2013.4.01.3700)

The MPF filed a public civil action against Eletronorte and IBAMA requesting compensation due to the irregularities in the environmental licensing process for the transmission lines of LT Tucuruí/Marabá/Imperatriz/Presidente Dutra/São Luís and seeks compensation. The court considered the case justified and asked Eletronorte to present a study on the possible measures to be taken. IBAMA appealed the decision.

In the original lawsuit the MPF requested a provisional order against Eletronorte, IBAMA, and FUNAI in order to implement mitigating and compensatory actions due to the impacts caused to indigenous peoples.

We believe our risk of loss is possible and could result in the non-operation of the transmission line.

Chesf - Proceeding No. 0000538-66.2007.8.05.0245

The trustees of the estate of Herculano Galdino do Nascimento filed an expropriation lawsuit against Chesf to settle a possession issue.

There was a change in venue to the Federal Justice – Juazeiro Judiciary Subsection – State of Bahia, due to the Brazilian Government’s decision to be a party in the lawsuit. This case is still pending judgement by the trial court.

We have classified this lawsuit as possible in the estimated amount of R$100 million.

Chesf - Xingó Plant - Proceeding No. RESP 726.446/PE

Chesf is the plaintiff in a lawsuit in which it requests the declaration of partial nullification of adjustments (K Factor of analytical price correction) to the civil works contract of the Xingó Hydroelectric Plant, entered into with the Consortium formed by the Companhia Brasileira de Projetos e Obras – CBPO, CONSTRAN S.A. – Construções e Comércio and Mendes Júnior Engenharia S.A, and the return in double of amounts paid, as K Factor, in the amount of approximately R$350 thousand (values in effect at the time, converted into reais). The same defendants, in addition to contesting the deed, filed a counterclaim to recognize Chesf’s overdue payments resulting from the same contractual amendment not timely settled by the company.

After the adjudication process, Chesf’s action was dismissed and the counterclaim by the defendants was upheld, both decisions issued by the Court of Appeals of the State of Pernambuco (“TJPE”). Chesf has appealed the dismissal, which is pending judgement.

The Consortium filed a “provisional enforcement of the judgment” with the 12th civil court of Recife-PE, in which (i) there was a calculation of the legal accountant approved by the court (even though applying updating criteria manifestly mistaken for the case) fixing (provisionally) the amount of condemnation (for April 2015) of R$1,035 million, (ii) Chesf offered a “guarantee insurance” originally accepted by the proceeding judge, but, on appeal, rejected by the TJPE and (iii) until December 2016 there had been the attachment of Chesf’s bank financial assets in the amount of approximately R$500 million. However, in December 2016, due to a new appeal by Chesf in the STJ, a decision was obtained, which effectively suspended the liquidation action, consequently releasing in full in favor of Chesf, the total amount blocked/pledged, but the judgements of other judges remain pending.

The risk for this proceeding is probable loss and we recorded a provision of R$1,925 million.

Chesf - Proceeding No. 0003437-77.2011.4.01.3305 and 0054126-49.2011.4.01.0000

The trustees of the estate of Aderson Moura de Souza and his wife commenced a suit against Chesf seeking compensation with respect to the expropriation of 14,400 hectares of land. A lower court determined that there were grounds for the claim and ordered Chesf to pay R$50 million, which includes the principal amount plus interest and monetary restatement. In December 2008, Chesf filed an appeal with Court of Justice of the State of Bahia. In 2009, this lawsuit was transferred to the federal courts, which nullified the judgement for damages.

The Federal Court of the 1st Region partially maintained the original order, but its decision was suspended, because one of the judges requested additional time to decide the case. In June 2011, Chesf’s appeal to the Federal Regional Court of the 1st Region was partially upheld, and the plaintiff’s appeal was dismissed. In September 2011, an action for relief from judgment (ação rescisória No. 0054126-49.2011.4.01.0000) was filed with the Federal Regional Court of the 1st Region, and a preliminary injunction was granted in December 2011, ordering suspension of the execution of the main proceedings, which continues as of the date hereof.

We classified the risk of loss in this legal proceeding as probable, and, accordingly, as of December 31, 2021, we have recorded a provision of R$211 million. This proceeding has been pending judgement since July 2021.

Chesf - Proceeding No. 0048611-24.2014.8.07.0001

Energia Potiguar Geradora Eólica S.A., along with several other companies brought a lawsuit against Chesf claiming damages (including consequential damages and lost profits) for R$243 million, arising from an alleged delay in the start of commercial operation of LT Extremoz II – João Câmara II and SE João Câmara II.

On January 29, 2018, the court issued a judgment against Chesf ordering the payment of approximately R$432 million. Chesf filed a motion to clarify (Embargos de Declaração) against the judgement, which was denied on February 28, 2018, and filed an appeal on March 26, 2018.

The Brazilian Government joined the lawsuit after expressing a legal interest in the claim, which was granted. The Court of Justice of the Federal District and Territories granted Chesf’s appeal.  As a response, the plaintiff filed a motion for clarification in January 2020, which is still pending judgment.

The motions for clarification filed by Energia Potiguar were partially granted, in order to annul the decision that granted our appeal. On July 5, 2021, the request to annual the decision was denied.

On November 17, 2021, the president of the 5th panel issued a decision rejecting the interlocutory appeal and determining the conclusion of the case for judgment of the motions for clarification.

Based on the evaluation of our external legal counsel, we classified the risk of loss of this lawsuit as possible in the estimated amount of R$512 million.

Chesf - Proceeding No. 0033328-13.2015.4.01.3400

This is a public civil lawsuit by ANEEL alleging Chesf responsible for losses that final consumers of electricity would have had due to work delays related to the Shared Generation Facilities – ICGs. ANEEL claims the losses total R$1,471 million. In September 2019, a judgment was issued in which the claim was partially upheld against Chesf to reimburse the amounts paid by the Electricity Trading Chamber. The trial court, however, ruled that the Brazilian Government was to blame for the delay, which meant that Chesf’s responsibility would be limited to the percentage of its fault for the delays. This percentage would be assessed by an expert in the ANEEL liquidation phase of the proceeding. ANEEL filed an appeal, which is pending judgement.

We classified the risk of loss in this legal proceeding as possible in the estimated amount of R$1,471 million.

Chesf - Proceeding No. 0002809-27.2002.4.05.8500 and 0000420-35.2003.4.05.8500

The Associação Comunitária do Povoado do Cabeço e Adjacências filed a public civil action against Chesf before the 2nd Federal Court of Sergipe in the amount of R$368.5 million to obtain financial compensation for alleged environmental damages caused to fishermen from Cabeço, downstream from Xingó hydroelectric plant and caused by the construction of this Plant.

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

Chesf challenged the expert reports presented in both lawsuits in May 2016. Chesf filed its final allegations in September 2016, and the matters have been pending judgment since December 31, 2018. The case moved to the electronic court process system in January 2019. On May 21, 2019, the court ruled that the deed should be concluded again for sentencing.

Based on the evaluation of our external legal counsel, our management classified the risk of loss of this lawsuit as possible. The total amount involved in this proceeding, as of December 31, 2021, was R$624 million.

Chesf - Proceeding No. 0002490-83.2012.4.01.3306

This is a public civil action filed by the Federal Prosecutor’s Office before the Subsection of Paulo Afonso – State of Bahia (case no. 2490-83.2012.4.01.3306) to obtain a judicial decree stating the non-existence of an addendum signed in 1991 to a 1986 agreement, between Chesf and representatives of the Rural Workers’ Union of the Submédio São Francisco. The amount attributed to the claim was R$1 million. A judgment nullified the 1991 agreement with respect to the funds of temporary maintenance (“VMT”) calculation method and applicable monetary adjustment. Appeals were filed against the judgment by Chesf and the MPF. The appeals are currently pending judgment.

Based on the evaluation of our external legal counsel, our management classified the risk of loss of this lawsuit as possible in the estimated amount of R$3,733 million.

Eletronorte - Proceeding No. 42595/1994 (0039727-78.2012.4.01.0000)

This civil proceeding concerns the collection by CNEC – Consórcio Nacional de Engenheiros Consultores S.A. of monetary restatement and interest for the late payment of invoices, due to the disproportionate monetary restatement compared to the real value of the currency, through the use of indexes not reflecting the contractual agreement. Eletronorte maintains that the parties settled all their pending matters by executing a “Debt Recognition, Consolidation and Payment Agreement and other covenants,” and that the claim is time-barred by the statute of limitations and settled. In October 2017, there was a change in the degree of risk from possible to remote. In the first quarter of 2018, given the procedural progress, with favorable and unfavorable decisions for both parties, this cause was once again classified as a possible risk. As of December 31, 2021, the updated amount of the claim was R$587 million.

Eletronuclear – Proceeding No. 5000859-28.2020.4.01.5111

This lawsuit was filed by the MPF against Eletronuclear.  The public civil suit seeks to nullify the licenses granted to Eletronuclear for the development of a complementary dry storage unit. In MPF’s view, the licenses were issued in violation of the legislation and, therefore, Eletronuclear must refrain from completing and/or using the unit until it obtains a valid environmental license. The MPF also seeks to require that Eletronuclear disclose the final safety report of Angra 1 and 2 and the preliminary safety report for Angra 3 and the dry storage unit. Subsequently, the MPF requested the proceeding to be dismissed, because, in its opinion, Eletronuclear had met the requirements for obtaining the environmental license. An environmental association, which joined the proceeding as amicus curiae, has appealed and the court is waiting for other parties in the proceeding (IBAMA and the Brazilian Government) to respond.

We believe our risk of loss is possible of R$239 million and an adverse decision may result in the suspension of the operation of the dry storage unit and a ban on obtaining new licenses.

Eletronuclear - Proceeding No. 5018255-82.2019.4.02.5101

This proceeding seeks both reimbursement and nullification of the contracts GAC.T/CT - 4500167239 and GAC.T/TC – 4500167242 due to fraud relating to the Lava Jato investigation and fraudulent bidding practices by executives of the contractors Camargo Corrêa and UTC Engenharia.

We assessed the lawsuit, as of December 31, 2021, as having a possible risk of loss as well as potential damage to Eletronuclear’s reputation.

Eletronuclear - Proceeding No. 0508930-19.2016.4.02.5101

The lawsuit was filed in response to the proceeding No. 5018255-82.2019.4.02.510 filed by Consórcio Agramon. The claim seeks the termination of contracts GAC.T/CT - 4500167239 and GAC.T/TC - 4500167242. The plaintiffs sustain that, after the start of the services, Eletronuclear did not make their payments on time, and there were delays of more than 90 days, which means that Eletronuclear suspended the performance of the contract. Consorcio Agramon requests the release of all contractual obligations, with due regard for what is necessary to demobilize the work. The Consórcio Agramon seeks Eletronuclear’s refraining from enforcing contract guarantees, protesting bonds, withholding credits, or applying legal or contractual penalties.

Eletronuclear argued that the requirements for a contract termination are not present since the plaintiff has not proved the delay of more than 90 days. The Trial Court granted the plaintiff’s claim, but this judgement was reversed unanimously by the TRF. The Plaintiffs filed an appeal to the STJ, which is still pending.

The lawsuit, as of December 31, 2021, was assessed with a possible risk of loss, which could result in damage to Eletronuclear’s reputation.

CGT Eletrosul - Processo No.48500.004979/2018-18

ANEEL sent the MME a proposal for the declaration of revocation of the Public Service Concession Agreement for Electric Energy Transmission No. 001/2015 (“Concession Agreement”), pursuant to Order No 2,194/2018). Due to this, CGT Eletrosul submitted a request for reconsideration to ANEEL. However, ANEEL did not accept the request for reconsideration. The MME then revoked the Concession Agreement.

The order also determined the contractual sanctions that may be applicable. In 2018, ANEEL initiated an administrative proceeding for the applicable contractual sanctions against CGT Eletrosul, initially to enforce compliance. Subsequently, in the same proceedings, ANEEL considered a fine for non-performance of the Concession Agreement.

In October 2018, CGT Eletrosul presented its prior statement requesting, among other things, the exclusion of its liability (so that contractual sanctions were not applied), or, alternatively, that its liability be limited to a fine of 1% of the investment value.

In November 2018, ANEEL issued a technical note which recommended a fine of 8% of the total investment value and, in the event of non-payment of the obligation to pay the fine, the guarantee of compliance may be executed in an amount sufficient to settle the fine, CGT Eletrosul being liable for the difference. Moreover, this technical note set forth the possibility of a temporary suspension of CGT Eletrosul’s right to contract or participate in bids promoted by ANEEL for two years, which is a possible sanction for the case (this sanction was already imposed on CGT Eletrosul and was imposed, in the context of Administrative Proceeding No. 48500.005081/2018-67).

In February 2019, the federal attorney’s office issued an opinion recommending the maximum fine amount of 10% of the value of the concession contract provided for in the public notice applicable to the concession contract object of the proceedings, as well as execution of the guarantee in case of non-payment of the fine applied.

In February 2019, the attorney general’s office, through Opinion No. 088/2019/PFANEEL/PGF, recommended that the penalty to be applied to CGT Eletrosul corresponds to 10% of the contract value, because the fine should be compensatory.

In addition to our filing, in May 2019, CGT Eletrosul delivered memoranda to ANEEEL, requesting the removal of the fine or alternatively, other limitations on the judgment. The proceedings are awaiting judgment and is subject to administrative appeal.

We classify these proceedings as possible with a financial impact of R$309 million.

CGT Eletrosul - Proceeding No. 2-12 O 236/12

KfW Bank, as guarantor of certain loans of prior CGTEE (current CGT Eletrosul), brought a claim for repayments due (recorded as contractual fines), interest on overdue loans, late payment interest on overdue repayments and a claim for damages.

The first instance judge of the District Court of Frankfurt ruled against CGTEE; CGTEE’s appeal was filed in June 2016, and remains pending as of the date of this annual report. In the second instance, after hearings, the Regional Superior Court in Germany decided to obtain the opinion of an expert on Brazilian law, in particular on Decree No. 93,872/1986 and the need for the consent of the Board of Directors for such an encumbrance. As of the date of this annual report, the lawsuit is in the pre-trial stage. There is still no decision at second instance. As of December 31, 2021, our risk of loss is possible of R$681 million.

CGT Eletrosul - Proceeding No. 48500.003381/2018-10

The plaintiff is ANEEL and the defendant is CGT Eletrosul. This proceeding is related to the inspection and reprocessing of the CDE benefits on the funding of mineral coal related to the Candiota III Thermoelectric Plant, which was reimbursed to CGT Eletrosul between 2011 and 2017. The court determined that CGT Eletrosul should reimburse R$121 million, adjusted by the IPCA, in 24 monthly installments, limited to 75% of the monthly amount that CGT Eletrosul receives from CDE Coal.

CGT Eletrosul’s appeal is awaiting judgment. The court did not grant a suspension on this appeal and CGT Eletrosul filed a lawsuit in Brasília to obtain the suspension.

We assessed the lawsuit, as of December 31, 2021, with a possible risk of loss of R$133 million.

CGT Eletrosul - Proceedings No. 0301309-75.2017.8.24.0023 and 03011445-13.2017.8.24.0023

Renobrax Energias Renováveis filed a collection proceeding against CGT Eletrosul to obligate the company to pay allegedly unpaid installments relating to contracts of assignment of rights and assets of wind power projects. The two proceedings were suspended until the conflict is resolved through arbitration. The arbitration, initiated by CGT Eletrosul, is in progress.

We assessed the proceeding with probable risk of loss of R$110 million.

Eletronuclear - Proceeding No. 5000837-67.2020.4.02.5111

The MPF alleges that Eletronuclear did not meet the socio-environmental conditions and was not in compliance with the governing legislation. The MPF requires, as a preliminary injunction and under penalty of a daily fine of up to R$18 million, that (i) IBAMA does not issue any type of installation and operation license to Angra 3 until the socio-environmental conditions are met; (ii) the effectiveness of a possible renewal of the LI be suspended, until all the conditions of the LP are met; (iii) a decision be granted, requiring us not to take any action that would result in the resumption of construction of the Angra 3 power plant, until all conditions of the preliminary license are met; and (iv) that during negotiations with traditional communities (caiçara and quilombolas) that Eletronuclear observe the standards imposed by Convention 169 of the International Labor Organization (ILO) on Indigenous and Tribal Peoples, consolidated by Decree No. 10,088/2019 and other relevant standards that defend the right to consultation and prior and informed consent of the people concerned.

The MPF is also requesting (i) that the LI of Angra 3 be nullified until all the conditions established in the LP are met; (ii) that we be required to submit to IBAMA an updated basic environmental plan to show what has been developed under each program and the conditions of the LP and LI, and, if possible, demonstrate the percentage of implementation of each; (iii) that we are ordered to pay R$30 million for moral damages caused to Angra and Paraty; (iv) that IBAMA does not issue a new environmental license until the social and environmental conditions of previously issued licenses are met.

Eletronuclear and IBAMA filed an appeal. A hearing was held, and complementary documentation was added. This proceeding is awaiting judgement. A new hearing was scheduled for May 2022.

We assessed the lawsuit with possible risk of loss of R$30 million, which may result in the suspension of the works at Angra 3 Power Plant.

Eletronuclear - Proceeding No. 5000772-72.2020.4.02.5111

The plaintiff is the MPF and the defendants are Eletronuclear, IBAMA and FUNAI. The claim is for the defendants to fulfill the indigenous social and environmental conditions provided for in the operating license of Angra 1 and 2 and the preliminary license of Angra 3. MPF claims that we are not compliant with these licenses and governing legislation. Eletronuclear filed for a preliminary injunction.

We assessed the lawsuit, as of December 31, 2021, with a possible risk of loss of R$18 million. This proceeding also involves a possible risk of non-renewal by IBAMA of our operating licenses and the non-issuance of a new environmental license/permit related to the CNAAA.

Eletronuclear - Proceeding No. 0000219-04.2006.4.02.5111

MPF filed a public civil action against Eletronuclear to suspend the environmental licensing of Angra 3 alleging a breach of legal and constitutional requirements for the installation of a nuclear project in Brazil and due to non-specific authorization by the National Congress. In 2020, the STF rendered a binding decision recognizing the constitutionality of the Angra 3 project, which cannot be challenged by any third parties in the future.

On August 16, 2020, Eletronuclear filed a petition using the STF decision as evidence and requesting dismissal of the proceeding. The case is pending judgment.

The proceeding was assessed with remote risk of loss and involves the potential suspension of the development of Angra 3.

Eletronuclear – Proceeding No. 0022780-32.2018.4.02.5101

Andrade Gutierrez filed an action for the: (i) restoration of the economic-financial balance and recovering losses, preventing the illicit enrichment of Eletronuclear; (ii) revocation of the decision to nullify the contract NCO no. 223/83 and its amendments; (iii) recognition of contractual termination due to a default by ETN; and (iv) collection of services provided by Andrade Gutierrez and not paid by Eletronuclear. In January 2020, the judge suspended the lawsuit until the final decision on the compensation action brought by Eletronuclear against Andrade Gutierrez.

In 2020, Andrade Gutierrez requested the (i) annulment of the administrative decision that nullified the contract, (ii) exoneration of Andrade Gutierrez in relation to contractual obligations and (iii) an order that Eletronuclear reimburse the amounts arising from the contract.

In July 2021, Eletronuclear filed a motion to declare the nullification of the contract and other amendments, as well as for the dismissal of the action. At the same time, Eletronuclear requested the production of expert engineering/accounting evidence in the lawsuit against Andrade Gutierrez.

Judgment is still pending on the most recent filings. We assessed of R$165 million as a possible risk of loss corresponding to the sum of the amounts allegedly owed by Eletronuclear as (i) monetary correction relevant to invoices paid by in arrears, (ii) invoices in default, (iii) activities detailed in unauthorized service orders, and (iv) reimbursements to restore the economic-financial balance of the contract. This amount may be increased by fees of 10% to 20% and procedural expenses incurred by the plaintiff, in the event of loss of suit. In addition, there is a possibility of damage to Eletronuclear’s reputation related to the Lava Jato Investigation.

In parallel, Eletronuclear filed a claim (Proceeding No. 0079770-43.2018.4.02.5101) against Andrade Gutierrez seeking indemnification for damages resulting from the losses suffered due to fraud in the execution of contract NCO No. 223/83, as result of the above nullification.

Eletronuclear - Proceeding No. 0029748-26.1991.4.02.5101

This is a public civil action initiated by MPF and Sociedade Angrense de Proteção Ecológica against CNEN, Brazilian Government and Eletronuclear, for the suspension of operations of Angra 2 and Angra 3, or, alternatively, a requirement that the defendants be obliged to set aside emergency funds in case of a nuclear disaster. The judge at first instance dismissed the case in light of the settlement agreement reached by the parties. The appellate court rejected the MPF's appeal. The Supreme Court of Justice overturned the decision and ruled that the case be retried and that the period for submission of evidence be reopened.  In the court of first instance, the judge granted the MPF’s request for expert evidence to evaluate the suitability of the safety standards contained in the emergency plans for Angra 2 and 3, as well as the institutional capacity for executing the plans in the event of an emergency. The expert’s report is pending. We believe our risk of loss is remote that the operations of Angra 2 and Angra 3 would be suspended.

Eletronorte - Proceeding No. 2016.01.1.023146-3

This action involves a dispute in contract termination and a request for emergency relief requiring that (i) a judgement declaring the termination of the Contract for the Rendering of Services of Civil Works, Assemblies and Launching of Cables LV 286/2011 entered into between the parties due to Eletronorte’s fault; (ii) Eletronorte is obligated to proceed with an accounts meeting of the parties’ credits and debits or, at least, that a legal expert be appointed to make the accounts meeting; and (iii) recognize a credit in favor of the plaintiff Mavi Engenharia, Evaluated with a possible disbursement risk level of R$277 million.

Furnas - Proceedings No. 0018333-44.2005.4.01.3400

This proceeding has Furnas (plaintiff) and ANEEL (defendant) as parties. This is a writ of mandamus filed against the act of ANEEL’s Director General, which determined the payment of charges arising from the signature of CUST, CCT and CUD, within the scope of administrative proceeding No. 48.500.001016/05-95 of that Regulatory Agency, referring to UTE Cuiabá. The contingency is based on pecuniary effects in the event that security is not granted, and Furnas is required to sign such regulated contracts. The proceeding is awaiting judgment at second instance.

The lawsuit, as of December 31, 2021, was assessed with possible risk of loss in the amount of R$252 million.

Chesf - Proceeding No. 0012492-28.2010.4.05.8300

The consortium formed by the companies CBPO/CONSTRAN/Mendes Júnior, sued Chesf in 1999 due to the delay in the payment of invoices related to the construction of the Xingó plant. Chesf contested the action, also requesting that the Brazilian Government be joined to the action. Chesf appealed this decision, and the TJPE nullified the decision and remanded the case to federal court. The federal court confirmed the state court decision, ordering Chesf to pay the amounts determined to owed. We appealed the decision. The appellate court ordered Chesf to pay compensation for late payment charges incorrectly calculated on the installments amounts.

Following numerous appeals, in 2018, the STJ partially denied and partially granted the special appeal of the consortium. Chesf has appealed the STJ decision to the supreme federal court, which is pending judgement. Based on the opinion of its external legal counsel, we assessed the risk of loss as probable for R$230 million.

Eletronorte - Proceeding No. 010866-62.2015.4.01.3400

The lawsuit seeks: (i) a declaration of Andrade Gutierrez’s right to suspend the performance of contractual obligations; (ii) to determine that Amazonas GT may resume the construction work; (iii) a declaration of judicial termination, in case it is impossible to resume the construction work; (iv) an order for Amazonas GT to pay compensation for losses arising from the termination; and (v) a declaration that the fines imposed to the plaintiff are not due; and the release of contractual guarantees.

The parties reached an agreement to continue construction, which was completed, but did not reach a definitive solution to the contract. On November 29, 2017, a decision was issued granting the provisional remedy requested by Amazonas GT and determining that Amazonas GT refrain from suspending the execution of the activities until further court notice.

On July 15, 2021, an order was issued suspending the proceeding of the action for three (3) months, due to the pending judgment of the motion for clarification by the 1st Region of TRF. On October 8, 2021, the defendant informed the court that it was merged into Eletronorte and requested the regularization of the defendant.

As of December 31, 2021, our management classified the risk of loss as possible for the estimated amount of R$164 million.

Eletronorte - Proceeding No. 0008492-07.2005.4.01.3600

The plaintiff is MPF and the defendants are the State Foundation for the Environment - FEMA; Centrais Elétricas do Nordeste do Brasil S.A. - Eletronorte; Novonor and IBAMA.

The dispute of this claim is to (i) compel Eletronorte and Novonor to refrain from any action that may lead to the construction of the Dardanelos hydroelectric power plant, imposing a daily fine of R$10,000 for non-compliance with the court order; (ii) request the invalidation of any environmental licenses granted by FEMA during the licensing process for the Dardanelos hydroelectric power plant; (iii) order the defendant to pay the costs of the proceedings; (iv) order Eletronorte and Novonor to refrain from implementing the Dardanelos Hydro-Power Complex until IBAMA issues a new preliminary environmental license for the project, which must be preceded by the preparation, analysis and approval of an EIA/RIMA. The defendants filed a reply, and the plaintiff requested an environmental expert report. The proceedings are suspended until the production of the expert report in proceeding No. 0005202-42.2009.4.01.3600.

We classified the risk of loss as remote in the estimated amount of R$62 million, as well as we could be subject to the lose our license and authorization to implement the project.

Chesf - Proceeding No. 0000421-20.2003.4.05.8500

The plaintiff is Edileuza Soares dos Santos and others and the defendants are Chesf and the Brazilian Government.

The plaintiffs seek to obtain compensation for material and moral damages based on the individual damages related to the construction of Xingo power plant. The hearing occurred on June 9, 2021, and the parties presented their final allegations on September 10, 2021.

We classified the risk of loss in this legal proceeding as possible in the amount of R$300 million.

Chesf - Administrative Proceeding No. 0000452-27.2005.8.07.1120

The plaintiff is Maria Josefa dos Santos, Maria Pereira dos Campos, Salvador Alber Clemente, Jose Valério Andrade and others and the defendants are Chesf and the Brazilian Government.

The plaintiffs seek to obtain compensation for material and moral damages based on the formation of the lake of Itaparica and requiring the payment of R$16,200 per irrigated lot, the payment of VMT in the amount of 2.5 minimum wages and compensation of R$91,000 for each plaintiff. Chesf contested the proceeding, which is in the pre-trial phase. We classified the risk of loss in this legal proceeding as possible in the amount of R$141 million.

Chesf - Proceeding No. 0001208-73.2013.4.01.3306

The MPF alleges that Chesf has violated the rights of communities affected by the Itaparica Dam. The proceeding was dismissed by the court based on the statute of limitations. The MPF filed an appeal against the decision, which is pending by Federal appellate court.

We assessed the risk of loss in this legal proceeding as remote in the estimated amount of R$3,307 million.

Labor Proceedings

As of December 31, 2021, we were a party to labor proceedings where we classified the risk of loss (i) as probable in the estimated amount of R$2,239 million and (ii) as possible in the estimated amount of R$3,473 million.

As of December 31, 2021, the main proceedings we are party to are described below:

Eletronuclear - Proceeding No. 0064500-25.1989.5.01.0029

Proceeding filed by the Engineering Workers Union of Rio de Janeiro State (“SENGE”), with a value of R$574 million, in which the payment of the URP/1989 index – Economic Plan is discussed. The judicial decision on the merits that dealt with the issue delimited the payment of the URP index only for the month of February 1989. However, in the calculation liquidation phase, the plaintiff claimed that the index of 26.05% should be applied month by month until its incorporation into the compensation of the replaced employees or until their dismissal. There is a possibility of having a court decision ratifying the historical value of R$359 million, calculated by the court expert in 2014. the Office of the General Counsel for the Brazilian Government (AGU) has joined the proceedings, with a legal argument supporting Eletronuclear’s defense. On November 24, 2017 a court decision was published allowing the parties to comment on the expert report that answered the questions presented by the company. In this report, the court’s expert, by sampling, highlighted that the amounts indicated in the specific collective agreement for the February 1989 URP were paid. On January 29, 2019, a decision was published for the company to pay the debt or offer a defense, which opened the execution phase of the process. However, in the decision, the company was exempted from offering assets for attachment in order to file a defense. Eletronuclear filed a motion for clarification, but no judgment decision was published. A decision was published in July 2019 for the company to pay the court’s expert’s fees, which has already been paid.

We believe our risk of loss is possible in the amount of R$624 million.

Eletronorte, Amazonas D and Amazonas GT - Proceeding No. 0000545-51.2019.5.11.0009 – Deverticalization

The MPT filed a public civil action alleging that personnel originally hired through a public job posting, by companies that were under our management and control were unjustly dismissed, that personnel were transferred without the adequate advertising of such criteria and that this occurred while the relevant companies were still our subsidiaries and therefore in violation of the relevant legislation.

The lawsuit has been suspended due to a pending conflict-of-interest motion against the adjudicating court. The nullification of the relevant dismissals would result in the reintegration of the affected personnel into our staff which in turn would financially affect the company.

We classified the risk of loss in this legal proceeding as possible in the amount of R$14 million.

Environmental Proceedings

We are party to proceedings that allege or investigate our non-compliance with environmental laws and regulations, which we currently assess with a remote risk of loss. However, if the judicial or administrative authorities were to decide against us, these proceedings could harm our reputation and negatively impact our operations.

As of December 31, 2021, the main environmental proceedings we are party to are described below:

Furnas - State Secretariat for the Environment (“SEMA”)-MT - Environmental Administrative Proceedings - AI No.17002E

SEMA alleged that Furnas has undertaken power generation activities without a LO; failed to submit monitoring reports on environmental plans and programs within the established deadlines, which violates current environmental legislation; and failed to implement the Degraded Areas Recovery Plan – PRAD. Furnas was subject to a fine in the amount of R$9.1 million. On appeal, the fine was reduced to R$6.1 million. The matter is currently awaiting judgment.

This dispute has been assessed with possible risk of loss in the amount of R$6.1 million.

Furnas - SEMA-MT - Environmental Administrative Proceedings - AI No. 17001E

SEMA alleged that Furnas destroyed 241,606 hectares of native vegetation and fined Furnas in the total amount of R$3.6 million. The proceeding unfolded without Furnas’ participation and the decision was rendered in absentia. Furnas filed a defense alleging the nullity of the proceedings for lack of summons.

This dispute has been assessed with possible risk of loss in the amount of R$3.7 million.

Furnas - Secretary of State for Environment and Sustainable Development of Minas Gerais (“SEMAD/MG”) - Environmental Administrative Proceedings - AI No.280901/2021

SEMAD alleged that Furnas destroyed 241,606 hectares of native vegetation and fined Furnas in the total amount of R$3.6 million. The proceeding unfolded without Furnas’ participation and the decision was rendered in absentia. Furnas filed a counterclaim alleging the nullity of the proceedings for lack of summons.

This dispute has been assessed with possible risk of loss in the amount of R$546 thousand.

Furnas - Proceeding No 0000697-93.2017.8.11.0082

This lawsuit was filed by Furnas against the State of Mato Grosso and concerns a demand by Furnas to suspend all sanctions and impeditive acts relating to the operation of APM MANSO stemming from the Infraction Decree number 17002E and the Embargo number 17002E. Furnas demands that the state of Mato Grosso be prevented from imposing any sanction or carrying out any act that may hinder the proper operation of APM MANSO, since the absence of a valid operating license is a direct result of the environmental body’s own inefficiency in undertaking the license renewal process. Noting that the request for a renewal of the environmental license had been made outside of the required deadline, the judge rejected Furnas’s demands on the basis that there were no grounds to believe that the Infraction Decree number 17002E and the Embargo number 17002E were invalid. Furnas subsequently appealed the decision, and the case is now awaiting trial in Mato Grosso. We believe there is a possible risk of loss in the amount of R$11.8 million.

Conduct Adjustment and Consent Agreements (“TACs”)

We are required to comply with strict environmental and labor laws and regulations that subjected us and/or our subsidiaries to be signatories to the following TACs. We have no classification of risk or provision for TACs.

Eletronuclear - Cities of Angra dos Reis, Paraty and Rio Claro

The TACs signed with the Municipalities do not require the binding transfer of funds to the Municipalities. They list a number of projects, each of which aims to comply with the conditions of the environmental licenses for each Municipality, their respective TAC is limited to a specific amount. The transfer takes place when a project listed in the TAC issued by the Municipality, with confirmation from Electronuclear that the respective project meets the related condition.

Under the environmental licensing process of the Angra 3 nuclear power plant, Electronuclear must comply with the conditions established in the Prior License No. 279/2008 and IBAMA’s Installation License No. 591/2009. Electronuclear signed contracts with the municipalities of Angra dos Reis in October 2009 and with Paraty and Rio Claro in February 2010. Until operations start at the Angra 3 plant, Electronuclear is implementing public policy projects in these municipalities in the areas of the environment, civil defense, education, construction and public works, economic activity, health, sanitation and culture. In case of default, Electronuclear may face difficulties in obtaining the operating license for the Angra 3 plant.

Electronuclear agreed with IBAMA that while the project is stopped there will not be a transfer of funds as provided for in the agreement signed with Angra 3.

Furnas - Simplício hydroelectric plant

On February 20, 2013, Furnas entered into a TAC with the MPF, MPE and the municipality of Sapucaia in connection with sewage treatment stations and water quality control near the Simplício plant. Furnas entered into this TAC due to environmental issues identified by the municipalities affected by the Simplício plant in the Paraiba do Sul river. Furnas committed to build and maintain sewage treatment plants and collecting networks until such facilities are transferred to the respective municipalities, as well as to monitor the water flow and quality.

As described in the TAC, such actions will be completed by 2015 and delays of more than 15 days in the schedule, without due clarification, would entail the application of daily fines in the amount of R$10,000.00. Of the total of 25 TAC items, 18 have already been completed and seven continue to be monitored, according to the Archiving Promotion issued by the MPF on May 20, 2016 and Certificate issued by the MPF on November 29, 2018.

The TAC also requires us to comply with the conditions listed in the IBAMA Installation License No. 456/2007 and in Operation License No. 1074/2012 and leads to the extinction of Public Class Action (Ação Civil Pública) No. 2010.51.13.000406-9 that was in course in the 1st Federal Court of Três Rios.

Furnas - LT Itaberá-Tijuco Preto

Furnas entered into a TAC on December 15, 2000 with the MPF and IBAMA, covering actions related to the FUNAI, Institute of Historical and Artistic Heritage National (Instituto do Patrimônio Histórico e Artístico Nacional), the Green and Environment Secretary of the São Paulo municipality (Secretaria do Verde e do Meio Ambiente do Município de São Paulo) (“SVMA/SP”) and the Florestal Institute (Instituto Florestal) in order to remediate the effects of the installation of the Itaberá – Tijuco Preto III transmission line in the state of São Paulo and to dismiss the Public Class Action No. 1999.61.00.048465-6.

Pursuant to the TAC, Furnas committed to develop cultural and social projects and programs that seek to protect, among other things, fauna, indigenous communities, and historical and archaeological heritage. The TAC would be valid for 19 years, and for each obligation regarding the development of cultural and social projects there is a schedule of up to 10 years. In September 2016, Furnas submitted a request to MPF to terminate the TAC considering that Furnas had completed all of its commitments under the TAC other than a heritage education program. In September 2018, MPF requested additional actions from Furnas related to SVMA/SP and FUNAI. The response to the MPF was presented through three letters sent on October 2018, January 2019, and February 2019. Furnas is currently awaiting a position from the MPF regarding these issues. The MPF decided to enforce the full settlement of Furnas’ obligations, in relation to the TAC, subject to compliance with clauses 1.2 and 1.3 of Chapter V entitled “Das Comunidades Indígenas.” Furnas is currently negotiating with the Indigenous Communities and the MPF to comply with the aforementioned clauses.

Executed, on December 15, 2000, by Furnas and IBAMA, with the Federal Public Ministry – MPF, including responsibilities related to the Secretary of Green and Environment of the Municipality of São Paulo – SVMA/SP, to the Instituto Florestal – IF/SP, the National Indian Foundation – FUNAI and the National Historical and Artistic Heritage Institute – IPHAN, to remedy the pending issues related to the impacts arising from the implementation of the Itaberá –- Tijuco Preto III Transmission Line. According to this TAC, Furnas is committed to developing socio-environmental and cultural projects and programs aimed mainly at protecting fauna, indigenous communities and historical and archaeological heritage. The term of this TAC extends for 20 years, with a specific timetable for each action. It is worth clarifying that this TAC is in the process of being evaluated by the Federal Public Ministry for the issuance of corrective decisions.

For each item included in the TAC item there are defined deadlines of up to ten years, which may be extended, with the agreement of the MPF and the other official bodies involved in the TAC.

In respect of the resources allocated to cultural and social programs and projects and environmental compensation, there is no deadline for compliance. In chapter I the TAC provides that Furnas has to allocate, at least, the amount of R$4,186 thousand to the implementation of environmental, cultural and social; programs and projects. The status of the other items is as follows: (i) georeferencing of areas of the colony crater conservation unit – under analysis by MPF/PR-SP; (ii) actions in existing conservation units at the Instituto Florestal (IF) – awaiting positioning by the MPF; (iii) from indigenous communities – currently in negotiations with the MPF; (iv) historical and archaeological heritage program – awaiting positioning from the MPF/PR-SP; (v) heritage education program – concluded, according to a statement of IPHAN – awaiting positioning by the MPF/PR-SP.

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

As of the date of this annual report, no penalty has been applied to this TAC – LT 750 kV Itaberá – Tijuco Preto III. We have no classification of risk or provision for this proceeding.

Regulatory Proceedings

Chesf - Proceeding No. 48500.006276/2018-24

ANEEL filed a lawsuit against Chesf for the enforcement of penalty and performance bonds related to concession contracts No. 005/2007, 018/2011, 019/2011, 015/2012-ANEEL declared in March 2019 due to the possible forfeiture of the concessions. In 2020, Chesf filed a petition alleging defects in the proceedings, requesting the nullity of the penalties and the execution of performance bonds.

We believe our risk of loss is possible in the estimated amount of R$17 million. The lawsuit is relevant because it arose from the declaration of forfeiture, a serious penalty in the public sector.

Furnas - Proceedings No. 0073249-42.2016.4.01.3400

Furnas filed an action against ANEEL for the application of art. 47 of the CCEE Marketing Convention (rule of sharing losses between agents) for ANEEL to pay the plaintiffs, at the time of financial settlements within the scope of the MCP. The proceeding was dismissed at the trial court level without prejudice, which was then appealed by Furnas. The judgement is still pending.

The lawsuit, as of December 31, 2021, was assessed with possible risk of loss in the amount of R$285 million.

Furnas - Proceedings No. 0018333-44.2005.4.01.3400

Furnas filed a writ of mandamus filed against the act of ANEEL’s Director General, which determined the payment of charges arising from the signature of CUST, CCT and CUD, within the scope of administrative proceeding No. 48.500.001016/05-95 of that Regulatory Agency, referring to UTE Cuiabá. The contingency is based on pecuniary effects in the event that security is not granted, and Furnas is required to sign such regulated contracts. The proceeding is awaiting judgment at second instance.

The lawsuit, as of December 31, 2021, was assessed with possible risk of loss in the amount of R$252 million.

Furnas - Proceeding No. 0073708-71.2006.8.19.0001

Nullification of DNAEE orders, which readjusted tariffs during the price freeze period introduced by the Brazilian Government, ordering Furnas to return the amounts overpaid by AMPLA Energia e Serviços S.A. (“AMPLA”). Accordingly, Furnas deposited, in August 2019, R$111 million, which has already been withdrawn by AMPLA in December 2019.

Furnas objected to the decision, which was rejected and the amount of the liability of R$188 million was approved. Furnas filed an interlocutory appeal against this decision, which was denied by the Court of Appeals and is currently awaiting judgment of a special appeal (also filed by Furnas).

AMPLA also filed an interlocutory appeal, whereby it requests that Furnas should be sentenced to pay a procedural fine (10% on the amount of the award) and attorney’s fees.

This appeal is still pending judgment by the Court of Justice.

A final decision on the controversial execution amount (R$77 million) is currently pending, and, on December 8, 2021, Furnas submitted a new guarantee insurance policy, with the updated amount of R$189 million and valid until December 17, 2023.

We believe our risk of loss is probable and there is a provision recorded in the amount of R$148 million.

Criminal Proceedings

As of December 31, 2021, CGT Eletrosul and Eletronorte were a party to relevant criminal lawsuits. In addition, we or our subsidiaries are investigated from time to time in respect of alleged breaches of the Environmental Criminal Laws. These investigations may lead to further criminal proceedings being initiated against us or our subsidiaries.

As of December 31, 2021, the main criminal proceedings we are party to are described below:

CGT Eletrosul - Proceeding No. 0000937-12.2018.8.21.0004

The defendants are CGT Eletrosul, Luiz Henrique de Freitas Schnor and Sereno Chaise while the plaintiff is the Public Ministry of the State of Rio Grande do Sul. This is a criminal action filed by the Federal Public Ministry claiming that CGT Eletrosul and the co-defendants had caused pollution in the area of the Candiota plant by releasing gaseous waste into the environment. This case was transferred from federal to state court. The case is pending judgment.

We consider the chance of loss in this proceeding as remote as there are relevant legal theses to support CGT Eletrosul's defense. In the event of loss, our reputation could be adversely impacted, and CGT Eletrosul might receive fines and sanctions under the Environmental Criminal Laws.

Eletronorte - Proceeding No. 0000296.82.2019.8.03.0006

The defendants include Eletronorte and the plaintiff is the Public Ministry of the State of Amapá. This is an environmental criminal complaint based on flooding in the municipality of Ferreira Gomes, due to the rupture by internal erosion of an upstream cofferdam by CESBE and Empresa de Energia Cachoeira Caldeirão S/A. The plaintiff alleges pollution with damage to human health, animal death, destruction of flora, erosion of the edge of the municipality and interruption of water supply. Eletronorte would be responsible for breaching its duty of care by operating its reservoirs at Coracy Nunes hydroelectric plant consistently at the maximum limit, without leaving any gaps for possible floods, contrary to operating rules. The proceeding is awaiting the summons of the defendants to continue the criminal process.

We assess the risk of loss in this proceeding as remote. We understand that in the event of loss, it is likely that Eletronorte would be required to sign a conduct adjustment and consent agreement and that no financial penalties would be imposed.

Eletronuclear – Proceeding No. 0149201-78.2015.8.14.0130

This lawsuit was filed by the Public Prosecution Office of the State of Pará (“MP/PA”) against Eletronuclear. This criminal action arose out of a complaint filed by the MP/PA alleging that Eletronuclear was responsible for the improper disposal of waste from the Angra 2 construction project which caused environmental damage in the region of Ulianópolis. The lawsuit is pending trial after the MP/PA filed its appeal. We believe our risk of loss is possible and could impact our reputation, in addition to potential fines and sanctions imposed under the Environmental Criminal Laws.

Legal Proceedings Relating to Our Privatization Process

In addition to the material contingencies listed in the preceding items of this section, there are also the following lawsuits aimed at questioning the process itself or other aspects of our Proposed Privatization. For further details about our Proposed Privatization, see “Item 4A. History and Development—Proposed Privatization.”

ADI (Ações Diretas de Inconstitucionalidade – Direct Actions of Unconstitutionality) Proceedings No. 6.705, No. 6.929, No. 6.932 and No. 7.033

The plaintiffs of the ADIs are various political parties and the National Confederation of Industry Workers. The ADIs are related to the declaration of unconstitutionality of the whole or, alternatively, of certain provisions of MP No. 1,31/2021, or of Eletrobras Privatization Law, into which the MP was later converted. Both the MP and the referred law rule on the process of our privatization. As of the date of this annual report, all preliminary injunctions requesting the suspension of the effectiveness of the referred provisional measure or the law have been denied and the lawsuits are awaiting trial.

Writ of Mandamus No. 38.453

The plaintiff is a political party, and the adverse party is the minister president of the TCU. The writ of mandamus is related to the suspension of our privatization process until the TCU fully assesses the content of two inspection acts (Proposals for Inspection and Control No. 55 and 56) and alleges possible irregularities (i) that occurred in Public Consultation No. 48/2021 established by ANEEL, which aimed to obtain subsidies to improve the draft of the concession contract that will regulate the exploitation of the potential of hydraulic energy as a result of our Proposed Privatization; and (ii) on the methodology used for the valuation of our production and market pricing. The preliminary injunction request has not yet been decided and the writ of mandamus awaits trial.

Proceeding No. 1007585-37.2022.4.01.3400

The plaintiffs are various politicians, and the defendants are the Brazilian Government and us. The proceeding is related to the suspension of our privatization process until the TCU fully assesses the content of two inspection acts (Proposals for Inspection and Control No. 55 and 56) and ascertains possible irregularities (i) that occurred in Public Consultation No. 48/2021 established by ANEEL, which aimed to obtain subsidies to improve the draft of the concession contract that will regulate the exploitation of the potential of hydraulic energy as a result of our Proposed Privatization; and (ii) on the methodology used for the valuation of our production and market pricing. The initial petition was dismissed on February 15, 2022, and the process is currently awaiting remittance to the Federal Regional Court for judgment of the appeal filed by the plaintiffs.

Actions related to other aspects of our Proposed Privatization

Writs of Mandamus No. 37.915 and No. 37.916

The plaintiffs are certain federal deputies. The two writs of mandamus are intended to prevent the inclusion of MP No. 1,031/2021 on the agenda of the Chamber of Deputies, since there was no (i) respect for the chronological order of the provisional measures to be discussed (object of the first writ of mandamus); and (ii) prior submission of the provisional measure to the joint committee of the Chamber of Deputies (object of the second writ of mandamus). Both writs had their injunctions denied and are currently awaiting trial.

Proceedings No. 5053176-96.2021.4.02.5101, No. 5053176-96.2021.4.02.5101, No. 5058764-84.2021.4.02.5101, No. 5081799-73.2021.4.02.5101, No. 5090572-10.2021.4.02.5101, No. 5000131-46.2022.4.02.5101, No. 5081768-53.2021.4.02.5101 and No. 1062031-24.2021.4.01.3400

The plaintiffs are Fabíola Latino Antezano and Emanuel Mendes Torres. Among the eight proceedings: (i) six have as their object the declaration of nullity of the hiring of services by us or by BNDES for services necessary for the privatization process, such as economic-financial evaluation, valuation, definition of the concession value, audits and legal, accounting and asset advisory services, and preparation of a report of assumptions (one of these proceedings was dismissed on November 22, 2021 and the others are awaiting trial); (ii) one proceeding seeks the suspension of Public Hearing 001/2021, held on January 5, 2022, focused on our privatization process (this proceeding is still awaiting trial); and (iii) one seeks the declaration of the nullity of the Public Consultation 48/2015, opened with the objective of obtaining subsidies to improve the draft of the concession contract that will regulate the exploration of the potentials of hydraulic energy covered by the Eletrobras Privatization Law. This proceeding was dismissed on November 24, 2021.

Public Civil Actions No. 5114360-53.2021.4.02.5101 and No. 1019968-47.2022.4.01.3400

The plaintiff to the first lawsuit  is Furnas Employees Association and to the second lawsuit are the National Association of People Affected by Dams and the Workers’ Party. Both public civil actions have as their purpose: (i) the determination that ANEEL must prepare studies on the regulatory, economic and financial impacts that the privatization process will cause; and (ii) the suspension of the privatization process. In respect of the lawsuit No. 5114360-53.2021.4.02.510, the preliminary injunction was denied on December 3, 2021 and the lawsuit is awaiting judgment. As for the lawsuit No. 1019968-47.2022.4.01.3400, it is currently pending decision on the request for preliminary injunction and judgment.

Public Civil Action No. 1021851-29.2022.4.01.3400

This is an action brought by the Furnas Employees Association.  They allege that the criteria for calculating the value for new power generation contracts are flawed and should be nullified. According to the allegations, the calculation criteria being applied impact the pricing of the Proposed Privatization. The plaintiff requested that the court (i)  suspend the regulations for calculating the value of the new power generation contracts; and (ii) include  22 electric power plants in the Ordinary Revision Plan for the Physical Guarantee of Hydroelectric Power Plants. The plaintiff also requested a judgment to review the calculation criteria for the value of the new power generation contracts. The lawsuit is currently pending judgment of the request to grant a preliminary injunction and judgment.

Nullification No. 5010138-97.2022.4.02.5101

Furnas Employees Association seeks injunctive relief for the suspension of the effectiveness of certain provisions of CPPI Resolution No. 203/2021 (as amended by Resolution No. 221/2021) and the nullification of these provisions on the merits. The provisions relate to the corporate transaction for the transfer of Eletronuclear and Itaipu to the new state-owned company ENBPar, which, according to the plaintiff, would violate the Brazilian Corporations Law, because it imposes on us the loss of shareholding control over these two companies without an adequate compensatory payment to us. The preliminary injunction was denied on March 4, 2022, and the lawsuit awaits trial.

Execution Order No. 5008304-59.2022.4.02.5101

Furnas Employees Association seeks to oblige us to contract specialized economic-financial evaluation services for Eletronuclear and Itaipu, which are necessary to form the conviction of the shareholders with voting rights as to the approval of the transfer of the Eletronuclear and Itaipu shareholding control. The lawsuit awaits trial.

Explanatory Notes

For a further discussion of ongoing litigation involving us and our subsidiaries see note 33 to our Consolidated Financial Statements.

Policy on Dividend Distribution

Our Dividend Distribution Policy was approved by our Board of Directors on June 30, 2017 and establishes the rules and procedures applicable to our distribution of dividends, in accordance with the law, statutory provisions and other internal rules. This policy is based on our legal, statutory and other internal requirements and other regulations, and its pillar is the commitment to good corporate governance practices, consolidating the main rules and guidelines applicable to our distribution of dividends according to the Law of Government-Controlled Companies. The Dividend Distribution Policy is filed at our headquarters and can be accessed on CVM’s website (www.cvm.gov.br) and on our website (www.eletrobras.com).

The decision to distribute dividends and other proceeds takes into account a number of factors and variables, such as our results, financial situation, cash requirements, future prospects of performance in current and potential markets, existing investment opportunities, maintenance and expansion of productive capacity. Our Dividend Distribution Policy aims to ensure our continuity and short-, medium- and long-term financial sustainability, based on the need for financial flexibility and stability to operate its business.

Brazilian Corporate Law and our bylaws provide that we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net income for the preceding fiscal year. Under the Brazilian Corporate Law, mandatory dividends may not be distributed in a fiscal year in which our management determines, at the Annual Shareholders’ Meeting, that it would be incompatible with our financial situation to distribute mandatory dividends.

The Brazilian Corporate Law authorizes us to pay dividends out of net income for the year, retained earnings or profit reserve (excluding the legal reserve).

Our bylaws provide that our preferred shares will have priority in the distribution of dividends, according to the following terms:

(i)	Class “A” preferred shares, which were subscribed to up to June 23, 1969, and those resulting from bonuses awarded to them will have priority in the distribution of dividends, at 8.0% per year over the capital related to that kind and class of shares, to be shared equally among them; and (ii) Class “B” preferred shares, which are subscribed to as of June 23, 1969, will have priority in the distribution of dividends, at 6.0% per year, over the capital referring to this type and class of shares, to be shared equally among them.

Our preferred shares will participate, on equal terms, with common shares in the distribution of dividends, after the lowest of the minimum dividends described in items (i) and (ii) above are assured to the respective parties, with each preferred share being assured the right to receive a dividend, for each share, at least 10% higher than that awarded to each common share. The minimum priority dividend of preferred shares must be distributed whenever net income is determined and, in the event of non-distribution for three consecutive years, holders of preferred shares have the right to vote at our Shareholders General Meetings.

The following table sets out the minimum dividends to be or that has been paid to each class of our shares for the periods indicated, as approved by our Annual Shareholders Meeting:

	Year
	2022	2021	2020

	(R$)
Common Shares	0.71578248571496	0.94376677536411	1.59085138596
Class A Preferred Shares	1.99153557854615	1.03814345290052	2.24782042102
Class B Preferred Shares	1.49365168208243	1.03814345290052	1.74993652455

For the fiscal year ended December 31, 2021, we recorded a net income attributed to the owners of R$5,646 million. For the fiscal years ended on December 31, 2021, 2020, and 2018, the percentage of retained earnings to the total reported net income for the year was 75.70%, 79.21%, and 71.45%, respectively. Considering that the annual obligation of the payment of minimum dividends to preferred shareholders pursuant to our Brazilian Corporate Law and our bylaws was fully complied with in previous years, any distribution of dividends to be declared and paid in 2022 will be subject to article 10, §3 and §4 of our bylaws, which establish that, after the minimum dividends are ensured to preferred shares, each preferred share will be entitled to dividends, for each share, of at least 10% higher than those attributed to each common share.

On July 29, 2020, our ordinary general meeting approved that of the net income calculated for the fiscal year ending on December 31, 2019, of R$11,195 million, R$2,009 million should be retained under article 196 of the Brazilian Corporate Law. On April 27, 2021, our ordinary general meeting approved that of the net income calculated for the fiscal year ending on December 31, 2020, of R$6,339 million R$1,471 million should be retained under article 196 of the Brazilian Corporate Law. In that same April 2021 meeting, R$3,169 million was retained as a Statutory Investment Reserve and R$63 million as a Statutory Reserve for Studies and Projects. On April 22, 2022, it was approved at our general meeting that of the net income calculated for the fiscal year ending on December 31, 2021, of R$5,646 million, R$1,112 million should be retained under article 196 of the Brazilian Corporate Law. In addition, for the fiscal year ended on December 31, 2021, R$2,823 million was retained as a Statutory Investment Reserve and R$56 million as a Statutory Reserve for Studies and Projects.

For more information on recent tax reforms that may have an effect on dividend distributions, see “Item 10E. Additional Information–Taxation—Income tax—Dividends” and “Item 3D. Key Information—Risk Factors—Risks Relating to Brazil—Changes in tax or accounting laws, tax incentives, and benefits or differing interpretations of tax or accounting laws may adversely affect us.”

B.Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.Offer and Listing Details

Our common shares began trading on the Brazilian stock exchanges on September 7, 1971. In the United States, our common shares and Class B preferred shares trade in the form of ADS. We have an insignificant number of Class A preferred shares, with no material effect on the trading volume on the B3.

As a result, as of December 31, 2021, our capital stock was comprised of a total of 1,568,930,910 shares, of which 1,288,842,596 are common shares, 146,920 are class “A” preferred shares and 279,941,394 are class “B” preferred shares. If our Proposed Privatization is consummated, the number of Class B Preferred Shares will drop to 279,941,393, as one Class B preferred share will be used to create one Special Class preferred share, which will be held exclusively by the Brazilian Government.

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

Under the regulations issued by the Resolution No. 4,373 issued by the National Monetary Council, foreign investors seeking to trade directly on a Brazilian stock exchange or on an organized over-the-counter market must meet the following requirements:

●	investments must be registered with a custody, clearing or depositary system authorized by CVM or the Central Bank;
●	trades of securities are restricted to transactions involving securities for acquisition or sale traded on the stock exchanges or organized over-the-counter markets authorized by the CVM, or such other cases as may be set forth in the applicable CVM regulations from time to time;
●	they must establish a representative in Brazil which must be a financial institution or an institution duly authorized by the Central Bank;
●	they must appoint at least one custodian duly authorized by the CVM; and
●	they must register with the CVM and register the inflow of funds with the Central Bank.

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

B.Plan of Distribution

Not applicable.

C.Markets

Our common shares are traded under the symbol “ELET3” and our class “B” preferred shares are traded under the symbol “ELET6” on the B3. Stocks and bonds are traded exclusively on the B3. As of December 29, 2018, we had approximately 28,952 record holders. Our NYSE and LATIBEX tickers are “EBR” and “EBR-B” and “XELTO” and “XELTB” respectively.

Our ADSs are listed on the NYSE and our ADSs representing our common shares are traded under the symbol “EBR” and our ADSs representing our class B preferred shares are traded under the symbol “EBR-B.” As of December 31, 2021, we had approximately 6,133 beneficial owners and 28 registered holders of ADS representing common shares and approximately 1,188 beneficial owners and 14 registered holders of ADS representing preferred shares.

Trading, Settlement and Clearance

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM, which was granted regulatory authority over the stock exchanges and securities markets by Brazilian Law No. 6,385/1976 (“Brazilian Securities Law”) and Brazilian Corporate Law, and also by CMN and the Central Bank which possesses, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

The Brazilian securities markets are governed by the Brazilian Securities Law and Brazilian Corporate Law, as well as regulations issued by the CVM, the Central Bank and the CMN. These laws and regulations provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation and protection of minority shareholders. On January 3, 2002, the CVM issued Instruction No. 358 which amended the rules applicable to the disclosure of relevant facts, which became effective on April 18, 2002. The CVM has also issued several instructions regarding disclosure requirements, namely, Instructions No. 361 and No. 400 for the regulation of public offerings and Instruction No. 381 for the regulation of independent auditors. Instruction No. 480 for the regulation of the registration of security issuers admitted to negotiation in regulated markets in Brazil, and Instruction No. 481 for the regulation of information and the public request of proxy for shareholders meetings. Instruction No. 480 also requests that publicly held companies disclose a reference form (Formulário de Referência) which maintains a permanently updated record containing relevant information on the issuer. We believe we are currently in accordance with all applicable Brazilian corporate governance standards.

Under Brazilian Corporate Law, a company is either public, a companhia aberta, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchange markets, including the B3, or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the B3, a company must apply for registration with the B3, and the CVM and is subject to regulatory requirements and disclosure requirements.

Trading on the B3

In 2000, the trading activities of shares in Brazil were reorganized through the execution of memoranda of understanding by the Brazilian regional stock exchanges. Under the memoranda, all Brazilian shares are publicly traded exclusively on the B3.

BOVESPA was a not-for-profit entity owned by its member brokerage firms. In 2008, BOVESPA was converted into a Brazilian publicly held company, following a merger between BOVESPA and the Brazilian Mercantile & Futures Exchange (Bolsa de Mercadorias e Futuros). In 2017, BM&FBOVESPA concluded its merger with the clearinghouse CETIP. Following its merger with CETIP, BM&FBOVESPA changed its legal name to B3. B3 is currently the most important Brazilian institution to intermediate equity market transactions, and it is the only securities, commodities and futures exchange in the country. Trading on such exchange is carried out by member brokerage firms.

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

To become a Nivel 2 (Level 2) company, in addition to the obligations imposed by applicable law, an issuer must agree, among other things, to: (i) comply with all of the listing requirements for Level 1 companies; (ii) grant tag-along rights for all of its shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares; (iii) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as: (a) any change of the company into another corporate entity; (b) any merger, consolidation or spin-off of the company; (c) approval of any transactions between us and our controlling shareholder, including parties related to the controlling shareholder; (d) approval of any valuation of assets to be delivered to us in payment for shares issued in a capital increase; (e) appointment of an expert to ascertain the fair value of our shares in connection with any deregistration and delisting tender offer from Level 2; and (f) any changes to these voting rights, which will prevail as long as the agreement for adhesion to the Level 2 segment with the B3 is in effect; (iv) have a Board of Directors comprised of at least five members, out of which a minimum of 20% of the directors must be independent, with a term limited to two years; (v) prepare annual consolidated financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards, or IFRS; (vi) effect a tender offer by our controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), if it elects to delist from the Level 2 segment; (vii) adhere exclusively to the rules of the B3 Arbitration Chamber for resolution of disputes between us and our investors; (viii) cause the Board of Directors to elaborate and disclose a previous and justified opinion in relation to any and all public offers for the acquisition of shares issued by us analyzing, among other aspects, the impacts of the offer on our and our shareholders’ interests, as well as on the liquidity of the shares issued by us, and containing a final and justified recommendation for the acceptance or rejection of the offer by the shareholders; and (ix) not to include in our bylaws provisions that

(a) restrict the number of votes of a shareholder or of a group of shareholders to percentages below 5% (five percent) of the voting shares, except for the cases of denationalization or of limits imposed by the laws and regulations applicable to us; and, except as otherwise provided by the law or regulations (b) require a qualified quorum for matters that shall be submitted to the general shareholders’ meeting, or (c) restrict the exercise of a favorable vote by shareholders or burden shareholders that vote in favor of a suppression or change of bylaws provisions.

To be listed in the Novo Mercado segment of the B3, an issuer must meet all of the requirements described above under Level 1 and Level 2, in addition to issuing only common (voting) shares. In January 2018, a new version of the Novo Mercado Rules entered in full effect and create new requirements for all of its participants, including requirements to create and keep committees of advisors for the Board of Directors, new concepts of independent director, among other new rules which are non-applicable to us.

On September 26, 2006, we entered into an agreement with the B3 to list our shares on the Level 1 segment, effective on the date of the announcement in Brazil of the listing, pursuant to which we agreed to comply, and continue to be compliant with all of the requirements of a Level 1 listing.

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

As foreseen in our PDNG 2018-2022, on January 30, 2018, we requested to be certified by B3 under the Corporate Governance Program for State-Owned Companies (“Program”). The initiative to join the Program reinforces our commitment to continuously improve our governance, as well as to be in compliance with the best market practices. On March 14, 2018, B3 approved our certification in the Program. In 2020, B3 has discontinued the Program.

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

In order to become a Resolution No. 4,373 investor, an investor residing outside Brazil must:

●	appoint at least one representative in Brazil that will be responsible for complying with registration and reporting requirements and procedures with the Central Bank and the CVM. Such representative must be a financial institution or an institution duly authorized by the Central Bank that will be jointly and severally liable for the representative’s obligations;
●	through its representative, register itself as a foreign investor with the CVM and register the investment with the Central Bank;
●	appoint at least one custodian duly authorized by the CVM;
●	appoint a representative in Brazil for taxation purposes;
●	obtain a taxpayer identification number from the Brazilian federal tax authorities—Receita Federal (the Brazilian Internal Revenue); and
●	securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors are generally restricted to transactions involving securities for acquisition or sale in stock exchanges or organized over-the-counter markets licensed by the CVM or such other cases as may be set forth in the applicable CVM regulations from time to time.

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

In addition, on June, 30, 2016, Brazilian Government promulgated the Law of Government-Controlled Companies that among other definitions, establishes minimum requirements for managers appointment, such as: (i) (a) to have a minimum professional experience of ten years with public or private segment related to the intended state-owned company, or in other related segments regarding the superior managing position that he or she was appointed; or (b) to have a minimum professional experience of four years in one of such positions: superior manager position in similar companies considering the size or the business of the intended state-owned company; (b.1) to have occupied trustily positions or functions equal to and DAS-4 or superior in the public segment; (b.2) have been teacher or researcher in subjects related to the intended state-owned company business; (b.3) to have a minimum self-employed professional experience of four years in activities direct or indirectly related to the intended state-owned company business; or (c) to have academic degree in areas that regard the intended state-owned company business; (ii) do not fall under the non-admission hypothesis; and (III) do not be declared ineligible regarding Complementary Law No. 64 of 1990.

The Law of Government-Controlled Companies, and Decree No. 8,945 have established that a Board of Directors must be composed of at least 25% of independent members. In our bylaws, this percentage is 30%. As of December 31, 2021, according to the Brazilian Law, of the 11 directors, four were considered independent. If our Proposed Privatization is consummated, the Law of Governance Controlled Companies will no longer apply to us, and we will follow the rules of B3 with respect to the numbers of independent members in our Board of Directors. See “10.B. Additional Information– Board of Directors, Board of Executive Officers, Fiscal Council and Committees– Board of Directors.”

On February 22, 2022, we approved through the 181st Extraordinary General Meeting an amendment to our bylaws, in which, among other changes, impose new rules for the appointment of members to our Board of Directors and Fiscal Council. Therefore, if our Proposed Privatization is consummated, our bylaws will no longer confer to the Brazilian Government specific rights to appoint members of our Board of Directors and Fiscal Council, and we will not be subject to the provisions of Law of Government-Controlled Companies. See “Item 4A. History and Development—Proposed Privatization—Amendment to our Bylaws” for further information.

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

The Law of Government-Controlled Companies and Decree No. 8,945 establish the obligation to create an eligibility committee, which was fully incorporated by the recent amendment to our bylaws.

The Law of Government-Controlled Companies also establishes that state-owned companies must have an Internal Committee to monitor and evaluate the appointment proceedings and the fulfillment of the minimum requirements for the new management members.

Although the Law of Government-Controlled Companies came into force immediately after its publication, the state-owned companies had twenty-four months to adapt to the new legal requirements. On January 25, 2017 we created an internal temporary commission of appointment to check the fulfillment of the indicated members for our management.

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

In addition, the new Law of Government-Controlled Companies establishes that state-owned companies must have an Audit Committee, which will have functions listed in the state-owned company’s bylaws, such as: (i) recommending the appointment or dismissal of independent auditors; (ii) supervising the independent auditors activities, evaluating their independence, the provided service’s quality and if these services fit the company’s necessity; (iii) supervising the activities developed in the Internal Controls and Internal Auditing department and the activity of financial statements production of the state-owned company; (iv) monitoring the quality and the integrity of the internal control mechanisms and about the financial statements and releases that were disclosed by the state-owned company; (v) evaluating and monitoring the company’s risk exposures related to: (a) management pay; (b) assets utilization; and (c) expenses; (vi) evaluating and monitoring the Internal Audit Department and the thirty parties transactions fulfillment in accordance with the management; (vii) releasing an annual report regarding information about activities, results, conclusions and recommendations from the Statutory Audit and Risks Committee, registering conflictual opinions about the financial statements from the management, the Internal Audit Department and the Internal Fiscal Council; and (viii) evaluating the reasonability of the standards about actuarial calculations, as well as actuarial results of retirement plans which was kept by pension fund when the state-owned company sponsors closed pension entities. Although the Law of Government-Controlled Companies came into force immediately after its publication, the state-owned companies had 24 (twenty four) months to adapt to the new legal requirements.

Our bylaws were amended on November 30, 2017 to incorporate the provisions set forth in the Law of Government-Controlled Companies and Decree No. 8,945, establishing a Statutory Audit and Risks Committee and requirements for the election of its representatives. We established our Statutory Audit and Risks Committee on May 18, 2018, which acts in accordance with the applicable Brazilian and U.S. laws and regulations.

The Statutory Audit and Risks Committee exercises its mandate in a unified manner, providing advice to our Boards of Directors and subsidiaries, in accordance with State Law and regulations, observing the rules approved by the Board of Directors. It is comprised of three to five independent members with a mandate of two years, with the possibility of re-election. All current members of the Statutory Audit and Risks Committee meet the independence criteria set forth in the Law of Government-Controlled Companies, the CVM regulations, as well as the independence criteria required by US law that applies to us and the criteria of the IBGC.

On February 22, 2019, the Board of Directors approved the amendment of the internal regulations of the Statutory Audit and Risks Committee. For further information about our Statutory Audit and Risks Committee, see “Item 16.D. Exemption from the Listing Standards for Audit Committees.”

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares is subject to shareholder approval.

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. The Law of Government-Controlled Companies establishes that state-owned companies must include in their bylaws an obligation to comply with corporate governance standards and disclose such policies and practices related to corporate governance. We have adopted corporate governance guidelines which are set forth in the Code of Corporate Governance Practices of Eletrobras (“Código das Práticas de Governança Corporativa da Eletrobras”). Additionally, we have also adopted and observe a disclosure policy, which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

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

In 2016, pursuant to the requirements of Law No. 13,303, we replaced our Ethics Code of Eletrobras Companies (Código de Ética Único das Empresas Eletrobras) with the Code of Ethical Conduct and Integrity and adopted a number of conduct commitments and internal policies (such as guidelines for compliance with our Anti-Corruption Policy) designed to guide the behavior of the relevant parties, such as our management, employees and contractors and reinforce our principles and rules for ethical behavior and professional conduct. In 2020, we updated our Code of Ethics and among the main changes were the adaptation to the General Data Protection Law (LGPD – Law No. 13,709/2018) as well as the incorporation of new concepts that guide our conduct.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Bylaws

The following is a brief summary of certain significant provisions of our bylaws, Brazilian corporate law, and the rules and regulations of the CVM and of the Level 2 segment of B3. This discussion does not purport to be complete and is qualified by reference to our bylaws, and of those laws, rules and regulations.

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

Corporate Purpose

Our bylaws provide that our corporate purposes are:

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

Description of our Capital Stock

As of the date of this annual report, our total capital stock was R$39 billion, fully paid-in and divided into 1,568,930,910 shares, all nominative, in book-entry form and without par value, consisting of 1,288,842,596 common shares and 280,088,314 preferred shares.

Our capital stock is divided among our shareholders as demonstrated in the table below:

	As of December 31, 2021
	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		(%)		(%)		(%)		(%)
Shareholder
Controlling Shareholders
Brazilian Government	667,888,884	51.82%	—	—	494	0.00%	667,889,378	42.57%
Other Shareholders
BNDES Participações S.A.	141,757,951	11.00%	—	—	18,691,102	6.68%	160,449,053	10.23%
BNDES	74,545,264	5.78%	—	—	18,262,671	6.52%	92,807,935	5.92%
FND	45,621,589	3.54%	—	—	—	45,621,589	2.91%
FGHAB	1,000,000	0.08%	—	—	—	1,000,000	0.06%
Others	358,028,908	27.78%	146,920	100%	242,987,127	86.80%	601,162,955	38.31%
Under B3 Custody
Resident	221,568,126	17.19%	82,812	56.37%	133,714,017	47.77%	355,364,955	22.65%
Non-Resident	97,712,776	7.59%	1	0.00%	92,262,005	32.96%	189,974,782	12.11%
ADR (Citibank)	38,663,271	3.0%	—	—	5,235,367	1.87%	43,898,638	2.80%
Others
Resident	84,489	0.01%	21,629	14.72%	9,666,577	100%	9,772,695	0.62%
Non-Resident	246	0.00%	27	0.02%	213	0.00%	486	0.00%
Total	1,288,842,596	100%	146,920	100%	279,941,394	100%	1,568,930,910	100%

If our Proposed Privatization is consummated, the number of common shares will substantially increase and the equity interest of the Brazilian Government and its subsidiaries will be substantially diluted. Also, one of our Class B Preferred Shares will be used to create one Special Class preferred share, which will be held exclusively by the Brazilian Government.

Treasury Shares

We hold no treasury shares and we do not have a program for repurchasing our shares.

Authorized Capital

As approved by our 181st Shareholders Meeting, our Board of Directors is allowed to increase our capital stock up to the limit of R$80 billion, regardless of statutory reform, through the issuance of new common shares; and to exclude the shareholders’ preemptive right in the subscription of shares issued through public offerings, pursuant to article 172, caput and item I, of the Brazilian Corporations Law.

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

If our Proposed Privatization is consummated, the Brazilian Government will hold a special class of preferred share, which will give it veto power over corporate resolutions that aim to modify or remove the following provisions, as per the terms of Eletrobras Privatization Law:

(i)	prohibit any shareholder or group of shareholders, Brazilian or foreign, public or private, from exercising votes in a number greater than 10% of the total number of shares into which our voting capital is divided, independently of its participation in the capital stock; and
(ii)	prohibit the execution of a shareholders’ agreement for the exercise of voting rights, except for the formation of blocks with a number of votes lower than 10% of the number of shares into which our voting capital may be divided. See “Item 4A. History and Development—Proposed Privatization” for more information about the changes to our bylaws that will be effective if our Proposed Privatization is consummated.

If the preferred shares issued by us start to confer voting rights pursuant to art. 111, paragraph 1 of the Brazilian Corporate Law, the limitation provided in item (i) above will apply to those preferred shares, so that all shares that confer the right to vote in relation to a given resolution (whether common or preferred) would constitute voting capital.

Transfer of Our Shares

Our shares are not subject to any share transfer restrictions. Whenever a transfer of ownership of shares occurs, the finance company with which such shares are deposited may collect from the transferring shareholder the cost of any services in connection with the Brazilian transfer thereof, subject to maximum rates established by the CVM.

Preemption Rights

No preemption rights apply on the transfer of our shares, but they do apply in case we decide to issue new shares. However, as approved by the 181st Shareholders Meeting, preemptive rights disapply for the subscription of shares within the limit of authorized capital, if the placement of those shares is made through the stock exchange or by public subscription, under the terms of article 172 of the Brazilian Corporate Law.

Redemption

We cannot redeem our shares. The redemption of shares of one or more classes may be undertaken upon resolution of a Shareholders’ Meeting, regardless of approval by the Special Shareholders’ Meeting of impacted the types and classes of shares. If our Proposed Privatization is consummated, the Brazilian Government will hold a special class of preferred share, which shall only be redeemed if authorized by law.

Registration

Our shares, represented in the U.S. per ADRs, are held in book-entry form with Citibank, N.A., which will act as the custodian agent for our shares. Transfer of our shares will be carried out by means of book entry by Citibank, N.A. in its accounting system, debiting the share account of the seller and crediting the share account of the buyer, upon a written order of the transferor or a judicial authorization or order to affect such transfers.

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

If our Proposed Privatization is consummated, our bylaws will include poison pills provisions in order to avoid any shareholder our group of shareholders to hold, direct or indirectly, more than 50% of our voting shares. See “Item 4A. History and Development—Proposed Privatization” for more information about the changes to our bylaws that will be effective if our Proposed Privatization is consummated.

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

Shareholders’ meetings take place at our headquarters in Brasília. Shareholders may be represented at a shareholders’ meeting by attorneys-in-fact who are: (i) shareholders of the company; (ii) a Brazilian lawyer; (iii) a member of our management; or (iv) a financial institution. Taking into consideration the COVID-19 pandemic in Brazil, since 2020, the Shareholders’ meetings have been exclusively taking place online.

At duly convened meetings, our shareholders are able to take any action regarding our business. The following actions can only be taken by our shareholders in general meeting:

●	approving our annual accounts;
●	electing and dismissing the members of our Board of Directors and our Fiscal Council;
●	amending our bylaws;
●	approving our merger, consolidation or spin-off;
●	approving our dissolution or liquidation as well as the election and dismissal of liquidators and the approval of their accounts;
●	granting stock awards and approving stock splits or reverse stock splits; and
●	approving stock option plans for our management and employees.

Board of Directors, Board of Executive Officers, Fiscal Council and Committees

Our main management and governance bodies formally constituted and with regular operation, are: (i) General Assembly; (ii) Board of Directors; (iii) Executive Board; (iv) Fiscal Council; (v) Statutory Audit and Risk Committee (“CAE”); (vi) Statutory Committee on Strategy, Governance and Sustainability (“CEGS”) and (vii) Statutory Committee on Persons, Eligibility, Succession, and Remuneration (“CPES”).

Our management, pursuant to our bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board. The exercise of such management roles is exclusive to Brazilians. The members of the Board of Directors and those of the Executive Board may be shareholders or not, and in both cases, the management guarantee provided for in the Brazilian Corporation Law may be required.

Our bylaws direct that our Board of Directors be composed of eleven members, which are appointed in accordance with our bylaws. In 2016, the election of the seven members of the Board of Directors appointed by the majority shareholder followed the multiple vote procedure, as a result of a request from a minority shareholder that represents more than 0.5% of our capital. Thus, the majority shareholder appointed seven members of the Board of Directors, one member was appointed by the minority shareholders, and another was elected as employees representative. Currently, our Board of Directors consists of ten members, following the resignation of one director in 2020. If our Proposed Privatization is consummated, the holders of the majority of the preferred shares will have the right to elect one member that meets the investiture requirements, and the representative of the employees will have the right to elect one member, by means of an election organized by the company and the union entities that represent them, provided such candidate fulfills the investiture requirements. The Fiscal Council is responsible for overseeing the actions of the managers and providing opinions on our financial health. Its attributions are set forth in our bylaws and procedural rules included in the Board’s Internal Regulation. The Fiscal Council is a permanent management body and had acted as an audit committee since 2006. Since the installation of the Statutory Audit and Risks Committee on May 18, 2018, the Fiscal Council no longer acts as an audit committee.

In the exercise of its duties, the Board of Directors is also responsible, without limitation to the powers set forth in applicable laws, for: I - authorizing the incorporation and defining the organization of its subsidiaries; II - deciding on the acquisition of minority interest in our company and on the disposal of our shareholding in said companies; III - recommending corporate restructuring operations in its subsidiaries, without limitation to the legal authority of the shareholders’ meetings of the respective companies to approve such operations; IV - from time to time, assessing the strategic, operational, and financial alignment of our shareholdings to its corporate purpose; V – deciding on the association referred to in paragraph 1 of art. 3 of our bylaws; VI – deciding on the shareholders’ agreements to be executed by us or our subsidiaries, prior to its execution, in compliance with applicable laws; VII - establishing the loans and financing policy, provided that grating loans and financing to managers, members of our Fiscal Council, employees and controlling shareholder shall be forbidden; VIII - issuing opinions on acts and approving contracts in compliance with the internal regulations established by us to govern the approving authority levels within our companies, given that such efforts or contracts include, without limitation, the grant of funding to public electricity utilities under its control and obtaining loans in Brazil or abroad; IX – approving, in compliance with the applicable internal regulations established by us to govern the approving authority levels within our companies, the provision of collaterals for loans or financing taken in Brazil or abroad, of companies, whether subsidiaries or not, in which it holds interest; X – approving, in compliance with the applicable internal regulations established by us to govern the approving authority levels within our companies, the arrangement of loans or funding in Brazil or abroad by its subsidiaries; XI - deciding on the organization of technical and scientific research entities which are commercially relevant to us, pertaining to the energy industry, as well as approving, in compliance with the applicable internal regulations established by us to govern the approving authority levels within our companies, the granting of funding and provision of collaterals for those entities under its control; XII - ordering the allocation and reallocation of tasks for Executive Board’s members, and approving the related adjustments to our organization manual, in compliance with the allocation of attributions set forth in our bylaws; XIII - proposing, to our Shareholders’ Meeting, the capital increase, the issuance of our shares, subscription warrants, and debentures, except those debentures not convertible into shares, which shall be subject to resolution by our Board of Directors; XIV - authorizing the acquisition of shares issued by us for the purpose of cancellation or to remain in treasury and undergo subsequent sale, as well as resolve on the issuance of non-convertible securities and non-convertible debentures; XV – decide on the trading of shares or debentures, except for the cases in which our Shareholders Meeting shall deliberate on the matter; XVI - authorize the disposal of items of the fixed assets, and the creation of encumbrances, and the granting of collaterals for third-party obligations, to the extent set by applicable internal regulations established by us to govern the approving authority levels within our companies; XVII - deciding on making and accepting donations with or without charges, subject to the provisions of our Integrity Program companies and the Code of Ethical Conduct, also in compliance with the applicable internal regulations established by us to govern the approving authority levels within our companies; XVIII - electing and removing members of our Executive Board, including the Chairperson, establishing their duties and formally allocating the responsibility for the Compliance and Risk Management departments to its members. XIX - examining, at any time, our books and records, and request information on contracts executed or about to be executed and on any other acts; XX -implementing and supervising risk management, internal control, and compliance systems established to prevent and mitigate major risks to which we and our subsidiaries are exposed to, including risks pertaining to the integrity of accounting and financial information, and those relating to corruption and fraud; XXI – reviewing, at least on a quarterly basis, the balance sheet and other financial statements, without limitation to attributions of the Fiscal Council; XXII - providing its opinion on the management reports, as well as the accounts of our Executive Board; XXIII - approving the internal controls reports; XXIV - electing and dismissing the independent auditors; XXV – deciding on the appointment, in compliance with the applicable internal rules on the selection, and on the dismissal of holders of positions in the Internal Audit and Ombudsman’s Office, after approval by our Board of Directors, and, in both cases, referring said deliberation to approval of the Office of the Federal Comptroller-General; XXVI - deciding on the tasks and operations of the departments connected to it; XXVII - deciding on proposals of corrective measures or improvement of procedures and routines as a result of the review of the Ombudsman’s Office’s opinion; XXVIII - approving and maintaining an updated non-binding succession plan which concerns the members of the Board of Directors and Executive Board, provided that the preparation of such plan is coordinated by its Chairperson; XXIX - setting the core guidelines for our administrative organization; XXX - appointing and approving appointments of managers for subsidiaries, invested companies, associations, and foundations, pursuant to art. 3, section, 6 and 7 of our bylaws; XXXI – preparing, amending, and approving its Internal Regulations and those of its advisory committees in compliance with the rules on composition and responsibilities set forth in these Articles of Association and in applicable regulations; XXXII - deciding on the distribution of interim dividends and on the payment of interest on its own capital, by initiative of the Executive Board, pursuant to art. 47, item XIII of our bylaws; XXXIII - granting leave of absence to our CEO, including paid leave; XXXIV - establishing the amount of appointed functions of the senior management of us and our subsidiaries, pursuant to item II, of art. 63 of our bylaws, as well as approving our companies’ personnel regulation, collective bargaining agreements, employee’s profit sharing program, staff and compensation plan, appointment plan, employee benefits, and employee dismissal program; XXXV – approving the maximum number of personnel civil service exams of we and our subsidiaries; XXXVI - approving the Strategic Plan and the Business and Management Steering Plan, as well as the amendments thereto; XXXVII – approving the annual budget of us and of our subsidiaries, which shall be prepared in accordance with the Strategic Plan and the Business and Management Steering Plan, and the Business and Management Plan of each company; XXXVIII -approving the Business Performance Goals Contracts – CMDE, by means of which the subsidiaries of our System agree to meet the strategic guidelines provided for therein in order to fulfill the goals and results established by our parent company, as well as the policy of consequences applied to us and our subsidiaries, and thus following its actual compliance; XXXIX - approving policies and guidelines on transactions and execution of electricity sales agreements of us and our subsidiaries, as well as their positioning in lawsuits relating to the electricity market, subject to the provisions under Item VIII of this Article; XL – approving the investment projects of us and our subsidiaries, to the extent set by the applicable internal regulations established by us to govern the approving authority levels within our companies; XLI - approving the transactions policy, in accordance with the requirements of competitiveness, compliance, transparency, fairness and equity, which shall be reviewed at least annually; XLII - conducting individual and collective evaluation of administrators and members of Committees under the terms of the law in force; XLIII – deciding on the creation, operation and termination of commissions and committees for advisory of our Board of Directors, in order to deepen strategic assessments and ensuring that the decision made by the collegial body is technically well-founded, as well as electing and removing their members, in compliance with applicable laws; XLIV – approving the internal regulations to govern the appointments for positions in governance bodies of our companies, which shall provide for the minimum requirements for appointing members of the Board of Directors, Fiscal Council, and Executive Board, in the companies in which us and our subsidiaries hold stock, as well as those of foundations, associations, and pension funds; XLV - establishing our information disclosure policy; XLVI - approving and supervising the fulfillment of goals and specific results to be accomplished by members of the Executive Board; XLVII - annually reviewing the fulfillment of goals and results pertaining to the execution of the Business and Management Steering and Strategic Plan on a long-term scope, under penalty of holding the members liable for negligence, provided that it shall publish the conclusions of such review and report them to the National Congress and the Federal Audit Court, pursuant to applicable laws; XLVIII - discussing, approving, and monitoring decisions that concern corporate governance practices, relationship with stakeholders, people management policy, and code of conduct of agents within us, as well as the respective guidelines for its subsidiaries; XLIX – approving the internal regulations to govern the approving authority levels within our companies, in addition to establishing the matters and values for its decision making authority level, and that of the Executive Board; L – providing opinions on issues to be referred for decision of the shareholders, provided that the inclusion of the item “general matters” in the call notice shall not be permitted; LI - approving the applicable internal regulations established by us to govern the Compliance and Risk Management, dividend and equity interest policies, as well as our other general policies; LII – approving and issuing the Annual Letter explaining commitments to achieve public policy goals, pursuant to Law No. 13,303, dated June 30, 2016; LIII - approving the public bid regulation; LIV - approving the sponsorship of the healthcare and supplemental pension benefit plans, and the adhesion to a closed private pension fund, as well as monitoring compliance with our allocation threshold in the payment of such benefits; LV - proposing the compensation of managers and members of other company bodies established under these Articles of Association to the General Shareholders’ Meeting, as well as implementing and monitoring the compensation referred to in this item, including profit and income sharing, within the thresholds approved by the General Shareholders’ Meeting; LVI - approving PAINT – Annual Internal Audit Activity Plan, and the RAINT – Annual Internal Audit Activity Report, without the attendance of our CEO; LVII - establishing a spokesperson policy aiming at eliminating the risk of conflicting information from several departments and from Company executives; LVIII -

requesting periodic internal audits on the activities of the private supplementary pension fund that manages our benefit plan, as well as stating opining on the report submitted by our Executive Board resulting from the internal audit; LIX - evaluating the officers and members of our committees under our bylaws, pursuant to Item III of Article 13 of Law No. 13,303 dated June 30, 2016, with the methodological and procedural support of the People, Eligibility, Succession and Compensation Committee; LX – assessing, every four years, the strategic, operational, and financial arrangement of our shareholdings with its corporate purpose, and, based on such assessment, recommend its maintenance, the total or partial transfer of its activities to another public administration structure, or divestment of the shares; LXI – pinpointing the existence of assets which are not used by us, and assessing the need to maintain them; LXII - approving waivers, settlements, or arbitration commitments not specified in this Article, in compliance with the rules that govern our approval levels; LXIII - calling the General Shareholders’ Meeting, in the cases provided for in Law No. 6,404, of 1976, or whenever deemed convenient; and LXIV - deciding on the cases not covered by our bylaws.

The Board of Executive Officers is responsible for the management of our business in accordance with the strategic guidelines established by the Board of Directors. The Board of Executive Officers is composed of six members, including the CEO and subject to the minimum number of 3 members, all elected by the Board of Directors. Its responsibilities are determined by our Internal Regulations and bylaws, as well as by the applicable laws. The term of office of the Officers is up to two years, with the possibility of up to three reelections, and there is no succession plan in place. See “Item 6.A. Board of Directors and Senior Management—Board of Directors” for additional information.

The management bodies also have the support of advisory bodies and support secretariats.

Qualifications

All members of our Board of Directors, Board of Executive Officers and Fiscal Council must be Brazilian citizens. If our Proposed Privatization is consummated, the members of our Board of Directors and Executive Board will no longer be required to be Brazilian citizens. The Brazilian Corporate Law and CVM regulations also provide that certain individuals may not be appointed to a position by our management, including those who: are disqualified by the CVM, have been declared bankrupt or have been convicted of certain offenses such as bribery and crimes against the economy.

Following the approval of the Law of Government-Controlled Entities, the Brazilian Government issued Decree No. 8,945 in December, 2016. Such decree regulated several dispositions, including establishing minimum requirements for the election of members of the Boards, such as: (I) (a) to have a minimum professional experience of ten years in the public or private segment related to the intended state-owned company, or in other related segments regarding the superior managing position that he or she was appointed to; or (b) to have a minimum professional experience of four years in one of such positions: superior manager position in similar companies considering the size or the business of the intended state-owned company; (b.1) to have occupied positions or functions of trust equal to and DAS-4 or superior in the public segment; (b.2) have been a teacher or a researcher in subjects related to the intended state-owned company business; (b.3) to have a minimum self-employed professional experience of four years in activities direct or indirectly related to the intended state-owned company business; (c) to have an academic degree in areas related to the intended state-owned company business; (II) do not fall under the non-admission hypothesis; and (III) are not declared ineligible regarding the Complementary Law No. 64 of 1990.

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

As our majority shareholder, the Brazilian Government has the right to appoint eight members of our Board of Directors, of which seven are appointed by the Minister of Mines and Energy and one by the Ministry of the Economy, at least two of the appointed members must meet the conditions set forth in art. 25 of the Law of Government-Controlled Companies and in art. 39 of Decree No. 8,945/2016. The common shareholders have the right to elect one member, the holders of preferred shares without voting rights representing at least ten percent of our total capital have the right to elect one member, both meeting the requirements of Law No. 13,303/2016, and one member will be elected as the representative of the employees, by means of an election organized by the company and the union entities. One of the members of the Board of Directors is appointed CEO of the company. If our Proposed Privatization is consummated, the holders of the majority of the preferred shares will have the right to elect one member that meets the investiture requirements, and the representative of the employees will have the right to elect one member, by means of an election organized by the company and the union entities that represent them, provided such candidate fulfills the investiture requirements.

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

Those rights are reflected in our bylaws (as stated above) and, accordingly, are not applicable in addition to such provisions.

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

In order to ensure that the majority of board members is elected by the controlling shareholder, Brazilian Corporate Law provides that whenever the election of board members uses cumulative voting and holders of common or preferred shares elect board members in separate elections, the controlling shareholders will always have the right to elect such board members in a number equal to the number elected by the other shareholders plus one member, even if that results in the board having more members than the number set forth by the company’s bylaws (art. 141, para. 7, of the Brazilian Corporate Law).

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

If our Proposed Privatization is consummated, our bylaws will no longer confer this right to the Brazilian Government, as they will be limited to ten percent of our voting shares. Accordantly, our Board of Directors will continue to be consisted of 11 members, being at least three independent members, and include:

(i)	one director elected by a separate vote at the General Shareholders’ Meeting, by the holders of the majority of the preferred shares issued by us; and
(ii)	one director elected as an employee representative, chosen by the direct vote of their peers among the active employees and by an election organized by us together with the trade union entities that represent them.

With respect to our Executive Board, it shall be appointed by our Board of Directors. Our CEO shall not simultaneously hold the positions of Chairman of the Board of Directors.

The Fiscal Council, which is permanent, is elected by the General Shareholders’ Meeting and, at least one member and respective alternate shall be appointed separately from the others members of the Board of Directors and Executive Board.

The Brazilian Government has the right to appoint three of the members of our Fiscal Council, and both the minority shareholders and the holders of our preferred shares have the right to appoint one member each. If our Proposed Privatization is consummated, our bylaws will no longer have these requirements about the composition of our Board of Directors.

Meetings

Under our bylaws, our Board of Directors must meet at least once a year without the presence of the CEO and twice a year with the presence of our independent auditors. Historically, our Board of Directors meets once a month and when called by a majority of the Directors or the Chairman. Among other duties, our Board of Directors is responsible for, among other things: (i) establishing our business guidelines; (ii) determining the corporate organization of our subsidiaries or any equity participation by us in other legal entities; (iii) determining our loans and financing policy; (iv) approving any guarantee in favor of any of our subsidiaries on any financial agreement; (v) approving the sale of our fixed assets and any pledge over such assets; (vi) appointing our executive officers; and (vii) appointing our external auditors. Directors cannot participate in discussions or vote in relation to matters in which they are otherwise interested. As a result, our Board of Directors do not have the power to vote on compensation to themselves. Only our shareholders may approve such matters.

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

The Fiscal Council meets once a month. Our Statutory Audit and Risks Committee typically meets at least four times a month, or when a meeting is called by its coordinator.

Committee

Our management also has three permanent statutory committees, formed by members of the board itself and by independent external members. The Committees’ basic function is to advise the Board of Directors in fulfilling its responsibilities for establishing fundamental guidelines and our superior control, with specific attributions of analysis, monitoring, and recommendation on specific issues in each area.

CAE

We have a permanent Statutory Audit Committee, as provided for in art. 40 of our bylaws, which is composed of at least three members and at most five members, including external ones, with deadlines for mandates that do not coincide and are independent of the term of office of the Board of Directors. If our Proposed Privatization is consummated, the committee will need to be composed of three to five independent members, according to the B3 criteria. Also, the committee will no longer be governed by the provisions of Law No. 13,303/2016 and its regulatory decree. The purpose of the CAE is to comply with the provisions of Law No. 13,303/2016, of Decree No. 8,945/2016, of the U.S. legislation related to the subject, including the provisions of the Sarbanes-Oxley Act and the rules issued by the SEC and the NYSE, of the CVM Instruction no. 308, of May 14, 1999, with the amendments introduced by CVM Instruction No. 509, from November 16, 2011, in addition to the set of norms, commitments and guidelines of voluntary environments adhered to by the U.S., such as the Distinguished Program in Governance of State-owned companies of B3 and the Governance Indicator of SEST - IG-SEST and to advise the Board in fulfilling its responsibilities of guidance and superior direction of us, including, but not limited to, the analysis and issuance of recommendations on risks and strategies to be adopted by us, concerning internal controls, auditing and risk management, in order to give greater efficiency and quality to the decisions of the Board of Directors in relation to matters related to its area of operation.

CEGS

Our Strategy Governance, and Sustainability Committee is composed of three to five members, chosen by the Board of Directors, among their peers and/or external market professionals with no previous employment/statutory relationship with us, to exercise a term of office of up to two years, with the ability to renew. Its purpose is to advise the Board of Directors in the fulfillment of its responsibilities of guidance and superior management of us, including, but not limited to, analysis and issuance of recommendations on planning, guidelines, objectives, indicators and strategic goals, innovation initiatives, and sustainability and corporate governance practices, in order to give greater efficiency and quality to the decisions of the Board of Directors.

CPES

The Statutory Committee on Persons, Eligibility, Succession, and Remuneration is composed of three to five members, chosen by the Board of Directors from among their peers and/or external market professionals with no previous employment/statutory relationship with us, to exercise a term of office of up to two years. Its purpose is to advise shareholders and the Board of Directors in the fulfillment of their responsibilities of guidance and superior management of us, including, but not limited to, analysis and issuance of recommendations on risks and strategies concerning the appointment, evaluation, succession, and remuneration of managers, fiscal councilors, members of the Audit and Risks Committee, external members of the CPES and of the Strategy, Governance, and Sustainability Committee, in addition to other attributions assigned to it by the Board, in order to provide greater efficiency.

Risk Management Structure

We adopt a risk management model based on the concept of the “three lines of defense,” as follows:

●	First: superintendencies and business areas, in addition to project and process managers. This line is responsible for the provision of products and services to customers, as well as for risk management.
●	Second: risk and internal control areas. This line has the expertise of the risk management process and is responsible for supporting, monitoring and questioning risk-related issues.
●	Third: internal audits. This line carries out independent and objective assessment and advice on issues related to the achievement of objectives.

In accordance with our risk management policy, the following bodies are directly involved in the identification, assessment, treatment and monitoring of risks:

●	Board of Directors: approve, upon proposal from the executive board, the risk management policy, the risk matrix, the prioritization of risks and the risk reporting schedule, as well as their revisions. Determine risk appetite. Supervise the risk management process, through regular reports from the executive board, focusing on the assertiveness of the process and responses to risks.
●	Statutory Audit and Risk Committee: monitor, at least on a quarterly basis, the risk management process, informing the board of directors of the most relevant findings. Analyze all material submitted to the board of directors with respect to our risk management, giving a prior opinion on it. If our Proposed Privatization is consummated, the committee will no longer need to evaluate operations with the Brazilian Government, its departments, foundations or federal state-owned companies, provided that they are within the regular course of our business, prior approved by our Board of Directors.
●	Fiscal Council: contribute on the subject, including in its minutes the complementary information that they deem necessary or useful to the risk management process.
●	Executive Boards: assess the assertiveness of the risk management process through periodic reports, discussing and validating, in the collegiate or by the board, the assessments presented by the risk proprietary areas and defining the positioning in the face of risks, according to the appetite approved by the board of directors. Ensure the implementation of risk management at our group companies, allocating necessary resources to the process and defining the appropriate infrastructure for risk management activities. Approve specific rules. Define proprietary risk areas. Propose the risk matrix, risk prioritization and risk reporting schedule, as well as their revisions, forwarding them for approval by the board of directors.

●	Operating Risk Committee: serve as a forum for discussion, analysis and evaluation of suggestions for adjustments to documents, and for proposing best practices in the electricity sector in processes related to risk management, as well as to promote the alignment of practices and the processes that involve risk management between our group companies.
●	Internal Audit: evaluate the effectiveness of the risk management process, interacting with the risk and internal control areas regarding the inspections carried out. Assess the adequacy of responses to risks, recommending, when necessary, improvements to the area that owns the risk. Provide periodic reports of its assessments to the board of directors and the statutory audit and risks committee. If our Proposed Privatization is consummated, the committee will no longer review the compliance and implementation by us of the recommendations or determinations of the CGU and TCU.
●	Risk Committees: monitor the risk management process, periodically reviewing the matrix, validating risk analyzes and mitigating actions that will be reported to the executive board. Promote strategic and operational issues in the risk management process.
●	Risk Area: act as a second line, coordinating and defining the standards to be followed, with regard to the risk management processes, to its support systems and the forms and periodicity of its reports. Support and guarantee the identification, assessment and monitoring of risks by our proprietary areas. Support the identification, assessment and monitoring of the risks of the other group companies, as well as consolidating and reporting the situation of the risks prioritized by the board of directors. Disseminate the culture of risk management and internal controls across our group companies.
●	Proprietary Risk Areas: act as the first line, managing the risks inherent to their activities, identifying, evaluating, treating and monitoring them. Provide the risk area with all the necessary information, with soundness and reliability.

In addition, our group companies have their own structures to identify the risks inherent to their activities, in line with our Risk Management Policy.

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

Proposed Privatization

On July 7, 2021, Eletrobras Privatization Law was enacted, which establishes the guidelines for our further privatization. Subsequently, certain CPPI and CNPE resolutions set out the several conditions precedent for our further privatization, including the amendments to our bylaws in order to prohibit any shareholder or group of shareholders (including holders of ADRs) from exercising votes in excess of 10% of the number of shares into which our voting capital is divided, among other changes. While these amendments have been approved by our shareholders at an extraordinary shareholders meeting held on February 22, 2022, the effectiveness of these amendments to our bylaws is conditioned on the completion of the Proposed Privatization. See “Item 4A. History and Development—Proposed Privatization” for further information about our Proposed Privatization.

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

Resolution No. 4,373 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares and other securities of Brazilian publicly held issuers. The ADS program was approved under Annex V to Resolution No. 1,289, known as Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADS. Accordingly, the proceeds from the sale of ADS by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADS are entitled to favorable tax treatment. See “—Taxation—Material Brazilian Tax Considerations.”

Under Resolution No. 4,373 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution No. 4,373 also extends favorable tax treatment to registered investors. See “—Taxation—Material Brazilian Tax Considerations” for more information.

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

Specifically, regarding the tax laws of Brazil and the United States and the regulations thereunder, as in effect on the date hereof, which are subject to change, although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have entered into a Tax Information Exchange Agreement and have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or of how it will affect holders of our common shares or ADSs. This summary is also based on representations of the depositary and on the assumption that each obligation in the Deposit Agreement relating to our ADSs and the related documents will be performed in accordance with its terms.

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

Dividends. Dividends paid by a Brazilian corporation to a Non-Brazilian Holder of common shares, are currently not subject to Brazilian withholding income tax (“WHT”), to the extent that such amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian WHT at variable rates, pursuant to the tax legislation applicable to each corresponding year.

Law No. 11,638, dated December 28, 2007, significantly modified the Brazilian Corporations Law in order to align Brazilian GAAP more closely with IFRS, as issued by the IASB. Nonetheless, Law No. 11,941 dated May 27, 2009 introduced the transitory tax regime (regime tributário de transição), or RTT, in order to render neutral, from a tax perspective, all changes provided by Law No. 11,638/07. Under RTT. Brazilian companies had to adopt, for tax purposes, the accounting rules and criteria that were effective as in force on December 31, 2007.

Profits determined pursuant to Law No. 11,638, or IFRS Profits, may differ from the profits calculated pursuant to the accounting methods and criteria as effective on December 31, 2007, or 2007 Profits.

While it was general market practice to distribute exempted dividends with reference to the IFRS Profits, Normative Ruling No. 1,397, issued by the Brazilian tax authorities on September 16, 2013, established that legal entities should observe the accounting methods and criteria in force on December 31, 2007, or 2007 Profits, in order to determine the amount of profits that could be distributed as exempted income to its beneficiaries.

Any profits paid in excess of 2007 Profits, or Excess Dividends, should, in the tax authorities’ view, be subject to the following: (1) 15% WHT, in the case of beneficiaries domiciled abroad, but not in Low or Nil Tax Jurisdictions (as defined below), and (2) 25% WHT, in the case of beneficiaries domiciled in Low or Nil Tax Jurisdictions (as defined below).

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014, in addition to revoking the RTT, introduced a new set of tax rules, or the New Brazilian Tax Regime, including new provisions with respect to Excess Dividends. Under these new provisions: (1) Excess Dividends related to profits generated from 2008 to 2013 tax exempt; (2) potential disputes remain concerning the Excess Dividends related to 2014 profits, unless our company had voluntarily elected to apply the New Brazilian Tax Regime in 2014; and (3) as of 2015, as the New Brazilian Tax Regime is mandatory and has completely replaced the RTT, dividends calculated based on IFRS standards should be considered fully exempt.

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

Pursuant to Law No. 10,833, enacted on December 29, 2003, gains recognized on the disposition of assets located in Brazil by a Non-Resident Holder, whether to other Non-Resident Holders or Brazilian holders, are subject to taxation in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad. Although we believe that the ADS do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market, considering the general and unclear scope of such provisions, as well as the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil. It is important to note, however, that even if ADSs were considered assets located in Brazil, investors that are resident in non-Tax Haven locations could potentially qualify for an exemption of capital gain tax according to article 81 of Law No. 8,981/1995 (controversial matter).

If such arguments do not prevail, it is important to mention that with respect to the cost of acquisition to be adopted for calculating such gains, Brazilian law has conflicting provisions regarding the currency in which such amount must be determined. It is possible to sustain that the capital gains should be based on the positive difference between the cost of acquisition of the shares registered with the Central Bank in foreign currency and the value of disposal of those shares in the same foreign currency. However, considering the unclear scope of applicable regulations, assessments have been issued adopting the cost of acquisition in Brazilian currency.

(b)	Conversion of shares into ADS

The deposit of our shares in exchange for ADS may be subject to Brazilian tax on capital gains at rates ranging from 15% to 22.5%, or 25% in the case of investors domiciled in a Low or Nil Tax Jurisdiction, as defined below, if the acquisition cost of the shares, in the case of other market investors under Resolution No. 4,373, or the amount otherwise previously registered with the Central Bank as a foreign investment in the preferred or common shares is lower than:

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

In such case, the difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the shares calculated as set out above will be considered to be a capital gain subject to taxation. Although there is no clear regulatory guidance, arguably this taxation is not applicable to a non-Brazilian holder that is a 4.373 Holder (as defined below) and is not resident in a Low or Nil Tax Jurisdiction, as defined below.

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

Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law No. 4,131/1962, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a Registered Holder.

(d)	Sale of common and preferred shares in Brazil

Generally, capital gains realized as a result of a transaction carried out on a Brazilian stock exchange can be measured by the positive difference between the amount realized upon sale or exchange of a security and its respective acquisition cost.

There is ambiguity regarding whether foreign or local currency should be applied to determine the capital gain realized by a Non-Brazilian Holder on a sale or disposition of common shares in Brazil. However, Article 23 of Normative Instruction No. 1,455/14, issued by Brazilian tax authorities, provides that the capital gains shall be calculated in reais.

Until December 31, 2016, the applicable general rate for non-residents was 15%. Law No. 13,259, of March 17, 2016 increased the income tax rates applicable to gains derived by Brazilian individuals up to 22.5%. Under Law No. 13,259/16, the Income Tax rates applicable to Brazilian individuals’ capital gains would be: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (iv) 22.5% for the part of the gain that exceeds R$30 million.

At the time, there was uncertainty around whether or not the new progressive income tax rates applied to Non-Brazilian Holders, because Law No. 13,259 made express reference to the capital gains tax applicable to Brazilian resident individuals but did not mention capital gains tax in respect of non-residents.

Considering that Brazilian tax law sets forth that, in certain circumstances, the tax regime applicable to non-resident investors is the one applicable to Brazilian resident individuals, questions could be raised as to how that increase may affect Non-Brazilian Holders upon the disposition of common shares carried out (i) outside of the Brazilian stock exchange, (ii) carried out by a Non-Brazilian Holder that is not a 4.373 Holder (as defined below); and/or (iii) carried out by a Non-Brazilian Holder resident in a Low or Nil Tax Jurisdiction.

Therefore, Non-Brazilian Holders are advised to consult their own tax advisors regarding the possible consequences of Law No. 13,259/16 on the disposition of common shares.

Notwithstanding the foregoing, according to our interpretation of the applicable law, capital gains realized by a Non-Brazilian Holder on the disposition of common shares sold on a Brazilian stock exchange (which includes a transaction carried out on the organized over-the-counter market) are:

●	Exempt from income tax when realized by a Non-Resident Holder that (a) is a 4.373 Holder and (b) is not resident or domiciled in a “Tax Haven” jurisdiction;
●	subject to income tax at a 15% rate in case of gains realized by (1) a Non-Resident Holder that (a) is not a 4.373 Holder and (b) is not resident or domiciled in a “Tax Haven” jurisdiction and (2) a Non-Resident Holder that (a) is a 4.373 Holder and (b) is resident or domiciled in a “Tax Haven” jurisdiction; or
●	subject to income tax at a 25% rate in case of gains realized by a Non-Resident Holder that is not a 4.373 Holder and is resident or domiciled in a “Tax Haven” jurisdiction.

Any other gains realized on a sale or disposition of common and preferred shares that is not carried out on a Brazilian stock exchange are:

●	subject to income tax at the rate of 15%, when realized by a Non-Resident Holder that (i) is a 4.373 Holder; and (ii) is not resident or domiciled in a “Tax Haven” jurisdiction;
●	subject to progressive income tax rates ranging from 15% to 22.5% in case of gains realized by a Non-Resident Holder that (a) (1) is not a 4.373 Holder, and (2) is not resident or domiciled in a “Tax Haven” jurisdiction; or (b) (1) is a 4.373 Holder and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction; and
●	subject to income tax at a 25% rate in case of gains realized by a Non-Resident Holder that is resident or domiciled in a “Tax Haven” jurisdiction.

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation of a financial institution, the withholding income tax of 0.005% will apply and can be credited against the eventual income tax due on the capital gain.

In the case of a redemption of securities or a capital reduction by a Brazilian corporation, the positive difference between the amount effectively received by the Non-Resident Holder and the corresponding acquisition cost of the common shares redeemed is treated, as capital gains derived from the sale or exchange of common shares not carried out on a Brazilian stock exchange and is subject to the same tax treatment above described.

Any exercise of preemptive rights relating to the preferred or common shares or ADS will not be subject to Brazilian withholding income tax. Any gain on the sale or assignment of preemptive rights relating to shares by the depositary on behalf of holders of ADS will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposal of shares.

Payments of Interest Attributable to Shareholders’ Equity. In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make distributions to shareholders of interest on shareholders’ equity as an alternative to making dividend distributions and treat those payments as a deductible expense for the purposes of calculating Brazilian corporate income tax and, as from 1997, social contribution on net income, as far as certain limits are observed. Such interest is limited to the daily pro rata variation of the TJLP as determined by the Central Bank from time to time multiplied by the sum of determined Brazilian company’s net equity accounts, multiplied by the net equity value of the Brazilian company with certain adjustments. The amount of deduction cannot exceed the greater of:

●	50% of the net profit (after the social contribution on net income and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) for the period in respect of which the payment is made; or
●	50% of the sum of retained profits and profits reserves as of the date of the beginning of the period in respect of which the payment is made.

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

Discussion on Tax Haven Jurisdictions and Privileged Tax Regimes

On June 4, 2010, the Brazilian tax authorities enacted Normative Ruling No. 1,037 listing (1) the countries and jurisdictions considered as Low or Nil Taxation Jurisdictions (also known as Tax Haven) or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents; and (2) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008.

A Low or Nil Taxation Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes income tax at a maximum rate lower than 20% or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment (each a “Low Taxation Jurisdiction” or “Nil Taxation Jurisdiction”). A regulation issued by the Ministry of Treasury on November 28, 2014 (Ordinance No. 488, of 2014) decreased from 20% to 17% this minimum threshold for certain specific cases. The reduced 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules established by the Brazilian tax authorities in Normative Ruling No. 1,530, dated December 19, 2014. However, the Normative Ruling No. 1,037, of June 4, 2010 which identifies the countries considered to be Low or Nil Tax Jurisdictions and the locations considered as Privileged Tax Regimes, has not been amended to reflect the 17% rate.

On June 23, 2008, and with effect as of January 1, 2009, Law No. 11,727 was enacted and introduced the concept of “privileged tax regime” in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross border interest deductibility rules, which is broader than the concept of Tax Haven jurisdiction. Under this new law, a “privileged tax regime” is considered to apply to a jurisdiction that meets any of the following requirements: (i) it does not tax income or taxes income at a maximum rate lower than 20%; (ii) it grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) it does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20%; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about the execution of economic transactions.

Notwithstanding the fact that the Privileged Tax Regime concept was enacted in connection with transfer pricing rules and is also applicable to thin capitalization/cross border interest deductibility rules, there is no assurance that Brazilian tax authorities will not attempt to apply the concept of Privileged Tax Regimes to other types of transactions. Prospective purchasers should consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax law or regulation concerning Tax Haven Jurisdictions and Privileged Tax Regimes.

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

Notwithstanding these rates of the IOF/Exchange, the Brazilian government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions, with immediate effects.

Tax on Transactions involving Bonds and Securities (IOF/Bonds Tax)

In addition to the IOF/Exchange, Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, known as “IOF/Bonds Tax.” Currently, the rate of IOF/Bonds Tax applicable to transactions involving common or preferred shares is zero. However, considering that the IOF/Bonds Tax is a regulatory tax, its rate may be increased at any time by the Brazilian Government, up to 1,5% per day and only in respect to future transactions, and does not have to follow any ordinary legislative procedure or requires approval by the Brazilian Congress.

Other Relevant Brazilian Taxes

Some Brazilian states impose donation and inheritance taxes on donations or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of our shares or ADS.

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

This discussion does not purport to address all United States federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. This discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation (such as the estate and gift tax or the Medicare tax on net investment income). The discussion applies only to U.S. Holders who hold our shares or ADS as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

●	financial institutions or insurance companies;
●	tax-exempt organizations;
●	broker-dealers;

●	traders in securities that elect to mark to market;
●	real estate investments trusts, regulated investment companies, partnership or grantor trusts;
●	investors whose functional currency is not the United States dollar;
●	United States expatriates;
●	holders that hold our shares or ADS as part of a hedge, straddle or conversion transaction; or
●	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power or value, if any, of our shares or ADS.

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

You are a “U.S. Holder” if you are a beneficial owner of shares or ADS and you are for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate the income of which is subject to United States federal income tax regardless of its source; or
●	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

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

If Brazilian tax is withheld on the sale or other disposition of a share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a share or ADS generally will be treated as United States source income or loss for United States foreign tax credit purposes. In the case of a disposition of a share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or share, as the case may be, that is not registered pursuant to Resolution No. 4,373, on which a Brazilian capital gains tax is imposed), the U.S. Holder is likely not to be able to claim a foreign tax credit for that Brazilian tax. The U.S. foreign tax credit rules are complex. U.S. Holders should consult their own advisors with respect to the application of these rules to their particular circumstances, including whether they can take a deduction in lieu of claiming a foreign tax credit.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

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

Interest Rate Risks

As of December 31, 2021, our total indebtedness was R$44,016 million, of which 84.46%, or R$37,177 million, was related to variable interest rates. Our debts are mainly indexed to the following interest rates: (i) CDI/SELIC (42.72% of our indebtedness), (ii) TJLP (11.74% of our indebtedness) and (iii) LIBOR (0.96% of our indebtedness).

As of December 31, 2020, our total indebtedness was R$47,002 million, of which 78.33%, or R$36,816 million, was related to variable interest rates. Our debts are mainly indexed to the following interest rates: (i) CDI/SELIC (55.45% of our indebtedness), (ii) TJLP (11.19% of our indebtedness) and (iii) LIBOR (1.31% of our indebtedness).

Interest rate risk is associated with the possibility that we will have to account for losses due to fluctuations in market interest rates that could impact our financial statements by increasing financial expenses related to foreign funding agreements, which used to be mainly tied to LIBOR.

However, the LIBOR, which corresponds to the average of the interest rates at which banks raise funds in the London interbank market and is thus a floating rate, is expected to be fully phased out in 2023.

We monitor our exposure to the LIBOR and have entered into contracts derivative operations to minimize this exposure, according to our financial hedge policy. Normally, we used the probable quotation of the U.S. dollar to convert the effect on the result of the risks linked to the LIBOR oscillation into Brazilian reais. See “Item 3D. Key Information—Risk Factors—Risks Relating to Brazil—The volatility of the Brazilian real and of the inflation rates may impact our operations and cashflows.”

The Secured Overnight Rate (“SOFR”) has been identified by regulators and industry participants as the desired successor rate to LIBOR, it is calculated in US dollars. Financial agreements that extend beyond the phasing out of LIBOR may require a contractual amendment or termination and renegotiation to fully adapt to a post-LIBOR environment. We are also monitoring the progress of the LIBOR phase-out, including the proposed transition by the FASB. The impacts we may suffer in consequence of the rates were studied based on macroeconomics projections and/or estimates obtained from the Relatório Focus, released by the Central Bank, and from the Economic Outlook 86, published by the OECD.

Exchange Rate Risks

This risk arises from the possibility of having our economic-financial statements impacted by fluctuations in exchange rates. We are exposed to financial risks that cause volatility in our results and cash flow. We also have exposure between assets and liabilities indexed to foreign currency, especially to the U.S. dollar.

As of December 31, 2021, 17.37% of our total consolidated indebtedness of R$44,016 million was denominated in foreign currencies. As of December 31, 2021, 18.25% of our total consolidated indebtedness was denominated in U.S. dollars.

As of December 31, 2020, 24.38% of our total consolidated indebtedness of R$47,002 million was denominated in foreign currencies. As of December 31, 2020, 23.72% of our total consolidated indebtedness was denominated in U.S. dollars.

As of December 31, 2019, 18% of our total consolidated indebtedness of R$47,900 million was denominated in foreign currencies. As of December 31, 2020, 17.48% of our total consolidated indebtedness was denominated in U.S. dollars.

Although our balance sheet position shows consolidated liability exposure to the dollar, when we consider the effect on our cash flows, especially in the short term, our consolidated position shows that the disbursement profile of the liabilities is more extensive and concentrated than for our assets. That can be explained by noting that a large part of the disbursement of the liabilities on the balance sheet is related to the payment of the outstanding bonds, in amounts corresponding to U.S.$500 million and U.S.$750 million, maturing, respectively, as bullets in 2025 and 2030. Accordingly, of the total liabilities of U.S.$1.49 billion that make up the balance sheet foreign exchange exposure, U.S.$1.25 billion, or 84.05%, are concentrated on two specific dates in connection with the bullets mentioned above.

Financial Hedge Policy

In order to hedge against financial risks, we have a Financial Hedge Policy. Its objective is to monitor and mitigate the exposure to market variables that impact our assets and liabilities, reducing the effects of undesirable fluctuations of these variables in its financial statements.

This policy, therefore, aims for our results to faithfully reflect our actual operating performance and for our projected cash flow to be less volatile.

In order to hedge against financial risks, our Board of Executive Officers approved an updated hedging policy on November 26, 2020, which focuses on structural solutions and prioritizing certain exposures.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A. DEBT SECURITIES

Not applicable.

ITEM 12.B. WARRANTS AND RIGHTS

Not applicable.

ITEM 12.C. OTHER SECURITIES

Not applicable.

ITEM 12.D. AMERICAN DEPOSITARY SHARES

Fees payable by the holders of our ADS

As resolved at the meeting of our Board of Directors held on June 30, 2017, and approved by the CVM through Official Letter 483/2017/CVM/SER/GER-2, and filed with the SEC on August 18, 2017 (i) for Class B Preferred Shares, on Form F-6 Registration Statement No. 333-219599 and (ii) for Common Shares, on Form F-6 Registration Statement No. 333-219600, the provision of depositary bank services for our ADSs negotiated on the NYSE will be made by Citibank, N.A. for both of our common and preferred shares. ADR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

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

Depositary reimbursements

In accordance with the deposit agreement entered between the depositary and us, the depositary reimburses us for certain expenses we incur in connection with the ADR programs and other expenses, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. The depositary also agreed to make an additional reimbursement annually based on the issuance and cancellation fees, dividend fees and depositary service fees charged by the depositary to our ADS holders. Accordingly, for the year ended December 31, 2021, Citibank N.A. reimbursed us U.S.$0.847 million.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)Disclosure Controls and Procedures

We carried out an evaluation under the supervision of, and with participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15e, as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2021, and that the design and operation of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because material weaknesses in the current operation of our internal control over financial reporting were identified, as described below.

(b)Management’s Annual Report on Internal Control over Financial Reporting

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using the criteria described in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was not effective because material weaknesses existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis.

Despite the improvements identified during the internal control processes with respect to the decrease in the number of new gaps identified, we did not maintain, in some material aspects, effective internal controls over financial reporting as of December 31, 2021, based on the criteria established in Internal Control - Integrated Framework (2013) issued by COSO because material weaknesses in internal control over financial reporting existed as of that date related to: (i) an effective control environment and monitoring of controls, which led to: (a) a failure to monitor that control deficiencies were not remediated in a timely manner; (b) a failure to maintain effective controls over access granting procedures and segregation of duties; and (c) a failure to design and maintain controls in response to risks of material misstatements related to business processes in scope, including controls over the completeness and accuracy of key spreadsheets and system-generated reports used in controls; and (ii) effective period-end financial reporting controls related to: (a)  the review and approval of impairment calculations; (b) the review of the completeness of participants and accuracy of actuarial calculations and reserves; (c) the review and approval of ERP transactions that could lead to non-authorized manual journal entries; and (d) the completeness and accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes.

Remediation of Material Weakness

A structured response to remediate material weaknesses identified in the 2021 cycle is already in place and consists mainly of:

(i)	Control Environment: with regard to the control environment, we intend to implement an effective schedule for the definition, validation and assertive implementation of action plans, as well as periodic monitoring by senior management, to ensure timely and effective remedies for deficiencies. Regarding the controls for granting access and segregation of functions, we will carry out a technical and functional review of the SAP GRC AC system with the objective of improving the review performed by the holders of controls and risks and the existing conflicts of access to the system. The access review is anticipated to be performed in a partitioned and periodic way during the year. In relation to key reports, we also intend to implement modifications to their applicability and reinforce with the relevant managers the correct disclosure of these documents. As for the critical spreadsheets, we intend to improve the inventory building activities in order to seek to ensure their completeness and integrity as well as versioning and access control.
(ii)	Period-end financial reporting controls: for deficiencies related to (a) impairment calculations, we intend to analyze the best practices for improving the calculation methods used, as well as strengthen management review controls that allow for the identification of flaws in the model, data and applicability of the assumptions used in the impairment tests, (b) actuarial calculations and reserves, we intend to reinforce the correct execution of the redesigned and standardized controls in 2021, so that they operate with the necessary precision, allowing a more detailed analysis of the assumptions and calculations of each actuarial plan, ensuring the completeness of the beneficiaries included, (c) manual entries, we intend to carry out a review of the manual entry rules, in addition to improving the technological tool (SAP), to seek to ensure the adequate monitoring, review and approval of these transactions, (d) judicial deposits and lawsuits, we will intend to implement of a standard legal system across our group, which will provide more accurate information and controls on ongoing legal proceedings and changes in the decisions and amounts involved. Additionally, we intend to perform a review and standardization of the related controls with the objective of guaranteeing greater accuracy and timing of information related to the provisions.
(c)	Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PWC, our independent registered public accounting firm. Their audit report is included in our audited consolidated financial statements included in this Form 20-F.

(d)	Changes in internal control over financial reporting

There were no changes in internal control over financial reporting identified in the evaluation for the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that both Mr. Luiz Carlos Nannini (an external member of our Statutory Audit and Risks Committee) and Mr. Jerônimo Antunes (member and coordinator of our Statutory Audit and Risks Committee and member of the

Board of Directors) are “audit committee financial experts” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our Statutory Audit and Risks Committee, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Committees—Statutory Audit and Risks Committee.”

ITEM 16B. CODE OF ETHICS

The Code of Ethical Conduct and Integrity is the main document to guide the actions of our group, as it sets out and reinforces the commitments that we assume with our customers. The Code of Ethical Conduct and Integrity is applicable to all of our collaborators, including employees, members of the Board of Directors, third-parties, interns and trainees. Each new version of the Code of Ethical Conduct and Integrity is available to each member of our workforce, and a signature of a declaration or term of acceptance is required.

Determined to act on the four pillars of governance—transparency, equity, accountability and corporate responsibility—we have been reshaping ourselves to face the new challenges that lie ahead. New legislation on the subject was the main driver for the revision of our Code of Ethical Conduct and Integrity, and internally, we created the Governance, Risk and Compliance Board in 2016, founded on three pillars: risk management, internal controls and corporate integrity.

In 2020 our Code of Ethical Conduct and Integrity was revised to comply with the new law enacted in Brazil, the General Data Protection Law, complementing the already established guidelines that meet the regulations related to ethics and integrity as:

●	Decree No. 7,203/2010 (“Nepotism”)
●	Law No. 12,257/2011 (“Access to Information Law”);
●	Law No. 12,529/2011 (“Anti-Trust Law”);
●	Law No. 12,813/2013 (“Conflicts of Interest Law”);
●	Law No. 12,846/2013 (“Clean Company Law”) and Regulatory Decree No. 8,420, dated March 18, 2015;
●	Law of Government-Controlled Companies; and
●	Normative Instruction MP/CGU No. 01, dated May 10, 2016 (regarding Governance and Risk Management).

Following the internalization of an ethical culture, in addition to annual training that addresses the themes contained in the Code, and awareness-raising actions through the dissemination of booklets and educational videos, we held the annual event “Integrity and Ethical Culture Week” in honor of International Anti-Corruption Day (December 9) with a series of training and awareness actions for staff as well as for external partners. Since 2020, the event has been held in online format and jointly by our companies. Daily lectures were held on topics such as: behavioral aspect in the prevention of corruption, tools and good compliance practices recognized in the market, unfolding of the commitments of our Code of Ethics and Integrity, as well as initiatives of the Global Compact in the challenge of fighting corruption. We won the Pro-Ethical Company Seal 2021/22.

Through the Whistleblowing Channel, launched in 2017, anyone can report violations or suspected violations of the Code of Ethical Conduct and Integrity of our companies, the Corporate Integrity Program (Compliance) and anti-corruption laws through a centralized unified channel for our companies operated by an independent and specialized third party. The anonymity and confidentiality of the complaints are ensured, as well as non-retaliation to the whistleblower as stated in the Code of Ethics and Integrity.

In July 2021, the external and independent Whistleblowing Channel of our companies started to be operated by Deloitte Touche Tohmatsu. In 2020 and 2021, the CEE received two requests for verification of ethical transgression, both involving violation of our Code of Conduct by employees. The two requests were dismissed.

In 2019, the CEE received six requests for verification of ethical violation. Of this total, two requests were related to moral harassment, with one allegedly committed against an employee and one against a third party. Both investigations were rejected. The other two requests were related to sexual harassment allegedly committed against employees and also rejected. Finally, two other investigation requests involved non-compliance with our Code of Conduct by employees. The first was rejected and the second was upheld, and a recommendation was made to the employee.

In the pursuit of continuous development, we have been implementing improvements in the macro process, as well as we have in place the further policies: Compliance Program Policy (Regulamento do Programa de Compliance), the Third Party Integrity Evaluation Policy (Regulamento de Avaliação de Integridade de Terceiros), the Compliance Monitoring Program Policy (Regulamento de Monitoramento do Programa de Compliance), the Social Responsibility Policy (Política de Responsabilidade Social), the Communication Policy (Política de Comunicação), P&D Policy (Política de P&D) and the SPE Manual (Manual de SPE).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services provided to us by PwC during the years ended December 31, 2021 and 2020.

	2021	2020

	(R$)
Audit Fees	23,348,180.26	26,995,707.77
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	23,348,180.26	26,995,707.77

The accountant services provided to us during the years ended December 31, 2021, 2020 and 2019 were:

(i.a) regular independent audit services, on the individual and consolidated financial statements, prepared in accordance with the accounting practices adopted in Brazil, established by the Comitê de Pronunciamentos Contábeis (the “CPC”) and the CVM, and with the international standards, established by IASB and the SEC, for the financial years ended on December 31, 2019, 2020 and 2021; (i.) the review of the quarterly financial information, referring to the three-month periods ended March 31, 2019, 2020, and 2021, the six-month period ended June 30, 2019, 2020, and 2021 and the nine-month period ended September 30, 2019, 2020, and 2021, prepared in accordance with CPC 21 (R1) - Demonstração Intermediária and IAS 34 - Interim Financial Reporting, issued by IASB; and (ii) review of the fiscal and tax procedures, the examination of the financial statements and complementary information required by the ANEEL, CVM and financial institutions (e.g. BIRD/BID), diagnosis of the cybersecurity maturity, issuance of special reports and documents resulting from the services provided, in addition to the examination of internal controls according to IBRACON standards and the North American Sarbanes-Oxley Act of 2002, with the issuance of the required reports.

Statutory Audit and Risks Committee Pre-Approval Policies and Procedures

The Statutory Audit and Risks Committee provides support to the Board of Directors when hiring, replacing and fixing compensation in regard to the entity that provides independent audit services to us and our subsidiaries. The engagement of an independent auditor for non-audit services is subject to prior approval of the Statutory Audit and Risks Committee to ensure compliance with independence rules. For more information regarding our Board of Directors and Statutory Audit and Risks Committee, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

The Board of Directors relies on the support of the Statutory Audit and Risks Committee. The committee was authorized in May 2017 and commenced operations as a statutory committee on May 18, 2018. Its operating rules are established under its bylaws, according to the Law of Government-Controlled Companies and other applicable laws. Its purpose is to advise the Board of Directors on the fulfillment of its responsibilities and guide our senior management, including by limiting the analysis and issuance of recommendations on risks and strategies to be adopted by us, concerning internal controls, auditing and management, to ensure greater efficiency and quality in matters related to its area of operation. The Statutory Audit and Risks Committee also provides support to the Boards of Directors of our main subsidiaries. The Statutory Audit and Risks Committee, which is permanent, consists of at least three members and a maximum of five members, and observes the conditions imposed by applicable national and foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the SEC and the NYSE applicable to us. Our Statutory Audit and Risks Committee has internal regulations.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are eligible to rely on and choose to rely on the Securities Exchange Act Rule 10A-3 exemption 10A-3(c)(3), which provides a general exemption for a foreign private issuer from the requirements of Rule 10A-3(b)(1)-(5), subject to certain requirements.

Under Rule 10A-3(c)(3) of the Exchange Act, considering that (i) our bylaws expressly require that our Statutory Audit and Risks Committee comply with applicable Brazilian laws and that our Statutory Audit and Risks Committee comply with the rules of the CVM and any other applicable Brazilian laws; and (ii) SEC’s interpretive letter issued on November 8, 2018, we are exempt from the audit committee requirements of Rule 10A-3(b)(1)-(5).

We believe that our Statutory Audit and Risks Committee otherwise complies with Rule 10A-3(c)(3) to the extent permitted by Brazilian law.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

See “Item 9.C. The Offering and Listing—Markets—Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.”

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Please see our consolidated financial statements beginning on page F-1.  In 2019, 2020 and 2021, none of our affiliated entities was a significant entity under Rule 3-09 of Regulation S.

ITEM 19. EXHIBITS

2.1

Second Amended and Restated Deposit Agreement dated as of August 18, 2017 between Centrais Elétricas Brasileiras S.A.—Eletrobras and Citibank, N.A., incorporated herein by reference from our Form F-6, filed on August 1, 2017, file N. 333-219600.

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

3.2

Bylaws of Centrais Elétricas Brasileiras S.A.—Eletrobras (English translation), amended on February 22, 2022 incorporated herein by reference to our Form 6-K, filed on March 15, 2022, file No. 01-34129.

4.1	Itaipu Treaty signed by Brazil and Paraguay—Law No. 5,899 of July 5, 1973, incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

8.1	List of subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

13.1	Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

13.2	Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Schema Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.—ELETROBRAS

May 6, 2022	By:	/s/ Rodrigo Limp Nascimento
		Name:	Rodrigo Limp Nascimento
		Title:	Chief Executive Officer

	By:	/s/ Elvira Baracuhy Cavalcanti Presta
		Name:	Elvira Baracuhy Cavalcanti Presta
		Title:	Chief Financial Officer and Chief Investor Relations Officer

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.—ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2021.

Contents

Report of Independent Registered Public Accounting Firm of Centrais Elétricas Brasileiras S.A. dated May 6, 2022 (PWC - Rio de Janeiro, RJ – Brazil) (PCAOB 1351)	F-2
Consolidated balance sheets as of December 31, 2021 and 2020	F-6
Consolidated statement of income for the years ending December 2021, 2020 and 2019	F-8
Consolidated statement of shareholders equity as of December 31, 2021, 2020 and 2019	F-9
Consolidated statement of comprehensive income for the years ending December 31, 2021, 2020 and 2019	F-10
Consolidated statement of cash flows for the years ending December 31, 2021, 2020 and 2019	F-11
Notes to the consolidated financial statements	F-12

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Centrais Elétricas Brasileiras S.A. - Eletrobras

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Centrais Elétricas Brasileiras S.A. – Eletrobras and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of profit and loss, comprehensive income and loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the Company did not design and maintain:  i) an effective control environment and monitoring of controls, which led to: (a) failure to monitor that control deficiencies were not remediated in a timely manner; (b) failure to maintain effective controls over access granting procedures and segregation of duties; and (c) failure to design and maintain controls in response to risks of material misstatement related to business processes in scope, including controls over the completeness and accuracy of key spreadsheets and system-generated reports used in controls; and ii) effective period-end financial reporting controls related to: (a) impairment calculations, review and approval; (b) the review of the completeness of participants and accuracy of actuarial calculations and reserves; (c) review and approval of ERP transactions that could lead to nonauthorized manual journal entries; and (d) the completeness and accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the Managements Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

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

Net working capital of Subsidiaries and Affiliates

As discussed in Note 19.6 to the consolidated financial statements, the affiliates Madeira Energia S.A., Norte Energia S.A., Teles Pires Participações S.A., Enerpeixe S.A., and Energia Sustentável do Brasil S.A. present negative working capital at December 31, 2021. The circumstances of the investees demonstrate the need to maintain financial support from third parties, the Company and/ or other shareholders, there being certain circumstances which shareholders’ obligations are established in the shareholders’ agreement.

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

Litigation Contingencies

As described in Notes 5.5 and 33 to the consolidated financial statements, the Company recognized liabilities in the consolidated financial statements in total amount of R$ 33,410 million for the resolution of pending litigation when management determines that a loss is probable and the amount of the loss can be reasonably estimated for all litigation contingencies, including civil claims related to the compulsory loans contingency, which amounted to R$ 25,710 million. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing information available, (i) management concludes that is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters.  In addition, the provision for compulsory loans involves significant judgement related to: (i) difference in the base value resulting from the monetary restatement criteria, (ii) compensatory interest; and (iii) application of default interest. The

Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is possible that a loss may be incurred.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, obtaining and evaluating the letters of internal and external lawyers, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Company’s litigation contingency disclosures. Specifically, for the compulsory loans contingency, the audit procedures performed also includes the calculation considering the completeness of the cases related to this litigation and the criteria for monetary restatement, compensatory interest and application of default interest.

Assessment of Impairment for fixed assets and investments in associate companies

As described in Notes 22, 20 and 19 to the consolidated financial statements, the Company’s consolidated fixed assets and investments accounted for-by the equity method balance amounted to R$ 33,368 million and R$ 25,769 million, respectively, at December 31, 2021. Management evaluates impairment indicators for fixed assets and investments in associate companies. When impairment indicators are identified, management compares the carrying value of an asset, or a cash-generating unit (CGU), with its recoverable amount. An impairment charge is recognized when the carrying value exceeds the recoverable amount. Potential impairment is identified by comparing the value in use of an asset to its carrying amount. Value in use is estimated by management using a discounted cash flow model. Management’s cash flow projections for fixed assets and investments in associate companies tested includes significant judgments and assumptions relating to revenue growth rates, projected operating income and the discount rate.

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

Contractual transmission assets - Measurement

As described in Note 17 to the consolidated financial statements, the Company’s consolidated contractual transmission assets, including the Basic Network of the Existing System (RBSE), balances were R$ 59,515 million at December 31, 2021. The measurement of these assets is based on significant judgment for the determination of the remuneration rate that represents the financial component embedded in the future cash flows to be received, projected profit margins for the performance obligations, the allowed annual revenue established in the contracts, the expected amount of investments and costs to be made in the concession contracts.

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

Post-employment benefits

As described in Note 32 to the consolidated financial statements, the Company’s consolidated postemployment benefits balances were R$ 6,085 million at December 31, 2021. Post-employment benefits are recognized for employees and former employees who are entitled to such benefits. The plans have "defined benefit", “variable contribution” and “settled benefit" characteristics and generate significant liabilities, net of plan assets. The measurement of this liability involves significant judgement related to the actuarial assumptions such as the participant's life expectancy, average retirement age and inflation.

The principal considerations for our determination that performing procedures relating to the postemployment benefits is a critical audit matter are the fact that there was significant judgment by management when setting the assumptions for determining these material balances in measuring the actuarial plan obligation. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s assumptions. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified related to failure to design and maintain controls over the review of the completeness of participants and accuracy of actuarial calculations and reserves. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

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

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, Brazil

May 6, 2022

We have served as the Company's auditor since 2019.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

BALANCE SHEET AS OF DECEMBER 31, 2021 AND 2020

(In thousands of reais)

			12/31/2020
ASSET	NOTE	12/31/2021	(Reclassified)

CURRENT
Cash and cash equivalents	6	192,659	286,607
Restricted cash	7	2,544,594	3,573,362
Marketable securities	8	15,640,776	13,670,058
Accounts Receivable, net	10	5,094,976	5,971,657
Contractual transmission assets	17	7,356,356	10,364,908
Financing and loans	11	1,251,766	4,748,661
Dividends Receivables	12	443,142	675,510
Recoverable Taxes	13	755,906	833,960
Income tax and social contribution	14	1,487,777	1,292,750
Reimbursement rights	15	768,848	4,684
Inventory		627,573	509,991
Nuclear fuel inventory	16	487,895	428,340
Financial instruments and risk management	43	690,333	317,443
Others		2,014,705	1,855,175
		39,357,306	44,533,106

Assets held for sale	46	387,690	289,331
		39,744,996	44,822,437

NON CURRENT
LONG-TERM
Reimbursement rights	15	5,627,386	5,583,447
Financing and loans	11	4,591,761	6,176,238
Accounts Receivable	10	993,080	1,061,899
Marketable securities	8	1,093,476	692,536
Nuclear fuel inventory	16	1,490,820	1,264,780
Recoverable taxes	13	449,258	430,045
Deferred income tax and social contribution	14	1,500,987	2,068,894
Guarantees and restricted deposits		8,247,485	6,752,865
Contractual transmission assets	17	52,158,612	41,023,616
Financial assets - Concessions and Itaipu	18	2,601,027	3,199,751
Financial instruments and risk management	43	653,022	310,100
Advances for future capital increase		—	1,541
Decommissioning Fund	9	2,055,713	1,753,827
Others		1,087,508	1,286,546
		82,550,135	71,606,085

INVESTIMENTS	19
Accounted for-by the equity method		25,769,172	26,996,243
Maintained at fair value		1,878,609	2,093,279
		27,647,781	29,089,522

FIXED ASSETS	20	33,367,981	32,662,912

INTANGIBLE ASSETS	21	4,992,176	785,493

		148,558,073	134,144,012

TOTAL ASSETS		188,303,069	178,966,449

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

BALANCE SHEET AS OF DECEMBER 31, 2021 AND 2020

(In thousands of reais)

			12/31/2020
LIABILITIES AND EQUITY	NOTE	12/31/2021	(Reclassified)

CURRENT
Financing, loans and debentures	25	8,234,753	11,410,751
Compulsory loan	27	1,216,335	1,047,109
Suppliers	23	4,031,532	3,904,051
Advances from clients	24	1,460,455	1,134,845
Taxes payable	28	804,485	1,194,042
Income tax and social contribution	14	19,624	319,435
Provision for Onerous contracts	31	10,517	40,196
Shareholders' compensation	30	1,406,891	1,547,158
Financial liabilities - Concessions and Itaipu	18	578,626	647,214
Payroll	35	1,602,947	1,454,148
Reimbursement Obligations	15	859,003	1,618,508
Post-employment benefits	32	233,304	192,209
Provisions and Contingent Liabilities	33	2,267,649	1,722,562
Regulatory Fees	29	542,913	586,845
Lease	26	209,774	217,321
Others		236,183	353,580
		23,714,991	27,389,974

Liabilities associated to assets held for sale	46	168,381	—
		23,883,372	27,389,974

NON-CURRENT
Financing, loans and debentures	25	35,780,892	35,591,282
Suppliers	23	16,555	16,556
Advances from clients	24	186,348	290,870
Asset decomission obligation	34	3,268,301	3,040,011
Provisions and contingent liabilities	33	31,142,222	24,108,078
Post-employment benefits	32	5,851,502	6,824,632
Provision for overdue liabilities	19	708,516	4,191
Provision for Onerous contracts	31	428,164	414,705
Reimbursement obligations	15	—	22,259
Lease	26	693,710	835,873
Concessions payable - Use of Public Property		81,655	65,954
Advances for future capital increase		77,336	74,060
Financial instruments and risk management	43	—	10,014
Regulatory Fees	29	649,341	744,442
Taxes payable	28	260,612	182,179
Income tax and social contribution	14	7,244,737	3,705,055
Others		1,613,042	1,895,020
		88,002,933	77,825,181

EQUITY
Capital stock	37	39,057,271	39,057,271
Capital reserves		13,867,170	13,867,170
Profit reserves		30,890,165	28,908,054
Others comprehensive income accumulated		(7,693,402)	(8,354,188)
Equity interest of controlling shareholders		76,121,204	73,478,307

Equity interest of non-controlling shareholders		295,560	272,987

TOTAL SHAREHOLDERS' EQUITY		76,416,764	73,751,294

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		188,303,069	178,966,449

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

STATEMENT OF INCOME FOR YEARS ENDED

DECEMBER 31, 2021 AND 2020

(In thousands of reais)

	NOTE	12/31/2021		12/31/2020		12/31/2019
CONTINUED OPERATIONS
Net Operating Revenue	39		37,616,241		29,080,513		29,042,129

OPERATING EXPENSES

Energy purchased for resale			5,932		(2,400,358)		(2,162,318)
Charges upon use of electricity network			(2,461,443)		(2,500,315)		(1,593,223)
Fuel to produce electricity			(2,338,395)		(2,092,135)		(2,107,161)
Construction			(1,395,066)		(966,443)		(915,117)
Personnel suppliers and services			(7,526,440)		(6,979,388)		(8,278,287)
Depreciation			(1,787,440)		(1,771,642)		(1,707,138)
Amortization			(294,019)		(91,227)		(100,291)
Donations and contributions			(164,696)		(167,408)		(156,166)
Operating charges (reversals), net			(14,893,039)		(7,373,551)		(2,005,808)
Others			(1,647,984)		(2,029,129)		(1,415,834)
	40		(32,502,590)		(26,371,596)		(20,441,343)

Regulatory Remeasurements - Transmission Contracts	17		4,858,744		4,228,338		—

OPERATING INCOME BEFORE FINANCIAL RESULT			9,972,395		6,937,255		8,600,786

FINANCIAL RESULT

Financial income
Income from interest, comissions and fees			692,767		863,828		876,212
Income from financial investmnets			637,001		972,602		763,016
Additional interest on energy			325,943		341,672		252,112
Monetary adjustment gain			1,690,933		1,161,004		1,205,941
Exchange variations gain			1,729,815		5,115,712		2,662,259
Interest Income on Dividends			(15,129)		—		—
Gains on derivatives			879,553		332,017		—
Other financial income			482,707		343,688		532,054

Financial Expenses
Debt charges			(2,740,371)		(2,853,532)		(3,247,747)
Leasing charges			(449,295)		(367,234)		(340,819)
Charges on shareholders funds			(3,826)		(81,766)		(271,130)
Monetary adjustment loss			(1,852,581)		(877,628)		(788,982)
Exchange variations loss			(2,133,384)		(5,659,849)		(2,627,251)
Losses on derivatives			(153,727)		—		(56,613)
Other financial expenses			(1,146,745)		(962,160)		(1,407,838)
	41		(2,056,339)		(1,671,646)		(2,448,786)
PROFIT BEFORE RESULTS OF EQUITY, INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS			7,916,056		5,265,609		6,152,000

RESULTS OF EQUITY METHOD INVESTMENTS	19		1,867,546		1,670,903		1,041,071

OTHER REVENUE AND EXPENDITURE	42		1,210,754		16,134		24,715

PROFIT BEFORE TAXES AND SOCIAL CONTRIBUTIONS			10,994,356		6,952,646		7,217,786

Current Income Tax and Social Contribution	14		(1,457,752)		(2,418,461)		(2,664,975)
Deferred Income Tax and Social Contribution	14		(3,822,971)		1,853,128		3,295,634
TOTAL INCOME TAXES AND SOCIAL CONTRIBUTIONS			(5,280,723)		(565,333)		630,659

NET INCOME FOR YEAR OF CONTINUING OPERATIONS			5,713,633		6,387,313		7,848,445

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY			5,646,141		6,338,688		7,910,061
AMOUNT ATTRIBUTED TO NON-CONTROLING SHAREHOLDERS			67,492		48,625		(61,617)

DISCONTINUED OPERATIONS

NET INCOME (LOSS) FOR YEAR OF DISCONTINUED OPERATIONS			—		—		3,284,975

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY			—		—		3,284,975
AMOUNT ATTRIBUTED TO NON-CONTROLING SHAREHOLDERS			—		—		—

NET INCOME FOR YEAR			5,713,633		6,387,313		11,133,420

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY
AMOUNT ATTRIBUTED TO NON-CONTROLING INTERESTS			5,646,141		6,338,688		11,195,036
			67,492		48,625		(61,617)
EARNINGS PER SHARE	38

Profit basic per share (ON)		R$	3.54	R$	4.06	R$	8.12
Profit basic per share (PN)		R$	3.89	R$	4.47	R$	8.93
Profit diluted per share (ON)		R$	3.48	R$	4.00	R$	6.96
Profit diluted per share (PN)		R$	3.82	R$	4.40	R$	7.65

Continued Operations
Profit basic per share (ON)		R$	3.54	R$	4.06	R$	5.73
Profit basic per share (PN)		R$	3.89	R$	4.47	R$	6.31
Profit diluted per share (ON)		R$	3.48	R$	4.00	R$	4.92
Profit diluted per share (PN)		R$	3.82	R$	4.40	R$	5.40

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

STATEMENT OF SHAREHOLDER’S EQUITY FOR YEARS ENDED DECEMBER 31, 2021 AND 2020

(In thousands of reais)

				PROFIT RESERVES
		ADVANCES					SPECIAL		ACCUMULATED	ACCUMULATED	EQUITY ATTRIBUTABLE
	CAPITAL	FOR FUTURE	CAPITAL		PROFIT		RESERVE OF	STATUTORY -	PROFIT /	OTHER COMPREHENSIVE	TO OWNERS OF THE	NON-CONTROLLING	TOTAL
	STOCK	CAPITAL INCREASE	RESERVES	LEGAL	RETENTION	STATUTORY	DIVIDENDS	INVESTMENTS	LOSSES	INCOME	COMPANY	INTEREST	EQUITY
On December 31, 2018	31,305,331	—	13,867,170	834,414	5,947,331	183,006	2,291,889	6,631,189	(296,156)	(5,588,668)	55,175,505	504,395	55,679,900
Accumulative conversion adjustments	—	—	—	—	—	—	—	—	—	7,795	7,795	—	7,795
Post-employment benefit adjustment	—	—	—	—	—	—	—	—	—	415,190	415,190	—	415,190
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	—	—	—	577,419	577,419	—	577,419
Deferred Income tax and social contribution over OCI	—	—	—	—	—	—	—	—	—	(196,322)	(196,322)	—	(196,322)
Adjustment of Controlled / Associated Companies	—	—	—	—	—	—	—	—	(157,209)	(1,525,305)	(1,682,514)	14,443	(1,668,071)
Advances for future capital increase	—	7,751,940	—	—	—	—	—	—	—	—	7,751,940	—	7,751,940
Financial Instruments - Hedge	—	—	—	—	—	—	—	—	—	(1,439)	(1,439)	—	(1,439)
Net income in the year	—	—	—	—	—	—	—	—	11,195,036	—	11,195,036	(61,617)	11,133,419
Constitution of reserves	—	—	—	534,856	2,008,963	106,971	—	5,348,562	(7,999,352)	—	—	—	—
Proposed dividends	—	—	—	—	—	—	—	—	(2,540,567)	—	(2,540,567)	—	(2,540,567)
On December 31, 2019	31,305,331	7,751,940	13,867,170	1,369,270	7,956,294	289,977	2,291,889	11,979,751	201,752	(6,311,330)	70,702,043	457,221	71,159,264
Capital increase	7,751,940	(7,751,940)	—	—	—	—	—	—	—	—	—	—	—
Accumulative conversion adjustments	—	—	—	—	—	—	—	—	—	58,302	58,302	—	58,302
Post-employment benefit adjustment	—	—	—	—	—	—	—	—	—	(222,164)	(222,164)	—	(222,164)
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	—	—	—	63,584	63,584	—	63,584
Deferred Income tax and social contribution over OCI	—	—	—	—	—	—	—	—	—	(21,619)	(21,619)	—	(21,619)
Adjustment of Controlled / Associated Companies	—	—	—	—	—	—	—	—	(16,472)	(1,921,240)	(1,937,712)	(232,859)	(2,170,571)
Financial instruments - Hedge	—	—	—	—	—	—	—	—	—	279	279	—	279
Remuneration to Unclaimed Shareholders - Prescribed	—	—	—	—	—	—	—	—	4,044	—	4,044	—	4,044
Net income in the year	—	—	—	—	—	—	—	—	6,338,688	—	6,338,688	48,625	6,387,313
Constitution of reserves	—	—	—	316,934	1,471,208	63,387	—	3,169,344	(5,020,873)	—	—	—	—
Proposed dividends	—	—	—	—	—	—	—	—	(1,507,139)	—	(1,507,139)	—	(1,507,139)
On December 31, 2020	39,057,271	—	13,867,170	1,686,204	9,427,502	353,364	2,291,889	15,149,095	—	(8,354,188)	73,478,307	272,987	73,751,294
Accumulative conversion adjustments	—	—	—	—	—	—	—	—	—	19,190	19,190	—	19,190
Post-employment benefit adjustment	—	—	—	—	—	—	—	—	—	211,030	211,030	—	211,030
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	—	—	—	(237,372)	(237,372)	—	(237,372)
Deferred Income tax and social contribution over OCI	—	—	—	—	—	—	—	—	—	80,706	80,706	—	80,706
Adjustment of Controlled / Associated Companies	—	—	—	—	—	—	—	—	(31,183)	587,232	556,049	(44,919)	511,130
Net income in the year	—	—	—	—	—	—	—	—	5,646,141	—	5,646,141	67,492	5,713,633
Constitution of reserves	—	—	—	282,307	1,112,161	56,461	—	2,823,071	(4,274,000)	—	—	—	—
Proposed dividends	—	—	—	—	—	—	—	—	(1,340,958)	—	(1,340,958)	—	(1,340,958)
Approval of the additional dividend by the AGO	—	—	—	—	—	—	(2,291,889)	—	—	—	(2,291,889)	—	(2,291,889)
On December 31, 2021	39,057,271	—	13,867,170	1,968,511	10,539,663	409,825	—	17,972,166	—	(7,693,402)	76,121,204	295,560	76,416,764

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

STATEMENT OF COMPREHENSIVE INCOME FOR YEARS ENDED

DECEMBER 31, 2021 AND 2020

(In thousands of reais)

	12/31/2021	12/31/2020	12/31/2019

Net income in the year	5,713,633	6,387,313	11,133,420

Other Components of the Comprehensive Income

Items that will not be Reclassified to the result
Financial instruments at fair value through OCI	(243,443)	67,593	597,223
Deferred Income Tax/Social Contribution	79,621	(20,417)	(201,704)
Actuarial gains or losses	1,154,355	(2,304,304)	(2,075,470)
Deferred Income Tax/Social Contribution on Net Income	(359,964)	161,210	964,837
	630,569	(2,095,918)	(715,114)
Items that may be reclassified to profit or loss
Cumulative Conversion Adjustments	30,180	90,061	12,824
Cash flow hedge adjustment	—	279	(1,439)
Share in comprehensive income of subsidiaries, affiliates and jointly controlled companies	37	(37,279)	(18,933)

	30,217	53,061	(7,548)

Other components of the comprehensive income in the year	660,786	(2,042,857)	(722,662)

Total comprehensive income in the year	6,374,419	4,344,456	10,410,758

Portion attributed to controlling shareholders	6,306,927	4,295,831	10,472,375
Non-controlling portion	67,492	48,625	(61,617)

	6,374,419	4,344,456	10,410,758

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2021, 2020

AND 2019

(In thousands of reais)

			12/31/2020	12/31/2019
	NOTE	12/31/2021	(Restated)	(Restated)
OPERATING ACTIVITIES
Income before income tax and social contribution		10,994,356	6,952,646	7,217,786
Adjustments to reconcile net profit (loss) to net cash providaded by operating activities:
Depreciation and amortization	40	2,081,459	1,862,869	1,807,429
Net exchange and monetary changes	41	565,217	260,761	(451,967)
Financial charges	41	2,515,854	2,438,704	2,983,484
Result of equity method investees		(1,867,546)	(1,670,903)	(1,041,071)
Contractual revenue - Transmission	17-39	(17,450,333)	(12,247,523)	(11,532,666)
Construction revenue - Generation	39	(82,205)	(37,800)	(49,353)
Construction cost - transmission		1,312,861	928,643	865,764
Regulatory Remeasurements - Transmission Contracts		(4,858,744)	(4,228,338)	—
Operational Provisions (Reversals)	40.1	14,893,039	7,373,552	2,005,808
Interest of non-controlling shareholders		—	(73,699)	(70,772)
GSF Reimbursement		(4,265,889)	—	—
Financial instruments - derivatives		(725,826)	(332,017)	56,613
Others		725,437	205,677	(885,934)
		(7,156,676)	(5,520,074)	(6,312,665)
(Increases)/decreases in operating assets
Customers		1,705,583	(1,454,193)	(1,390,270)
Marketable and securities		(2,511,670)	(3,580,871)	(4,050,412)
Reimbursement rights		(22,909)	76,487	792,306
Warehouse		(136,862)	(38,167)	(91,532)
Nuclear fuel stock		(166,850)	(313,743)	(40,329)
Financial assets - Itaipu	18	605,581	746,673	601,224
Assets held for sale	46	—	2,314,709	10,863,548
Hydrological Risk		1,787	41,243	114,915
Others		585,694	116,654	(2,157,090)
		60,354	(2,091,208)	4,642,359
Increases/(decreases) in operating liabilities
Suppliers		99,527	781,295	(203,044)
Advances		—	(73,748)	5,762
Leases		—	402,881	(316,152)
Estimated Obligations		233,086	94,915	(193,728)
Reimbursement Obligations		—	267,111	—
Regulatory Fees		(82,459)	(26,627)	(16,639)
Liabilities associated with assets held for sale		—	(1,661,335)	(8,602,259)
Others		691,786	(710,077)	227,316
		941,940	(925,585)	(9,098,744)

Payment of interests		(2,545,474)	(1,701,076)	(3,650,619)
Receipt of RAP and indemnities	17	14,832,701	14,596,560	12,296,475
Receipt of financial charges		567,736	662,713	1,114,465
Payment of income tax and social contribution		(2,483,129)	(3,537,980)	(3,384,888)
Receipt of remuneration of investments in ownership interests		2,175,585	1,195,566	1,007,575
Payment of supplementary social security		(418,059)	(305,292)	(258,519)
Payment of judicial contingencies	33	(6,228,610)	(3,247,582)	(1,792,631)
Securities and restricted deposits		(2,510,119)	(951,327)	(621,161)

Net cash from (used in) operating activities of continued operations		8,230,605	5,127,361	1,159,433
Net cash from (used in) operating activities of discontinued operations		—	—	(379,997)
Net cash from (used in) operating activities		8,230,605	5,127,361	779,436

FINANCING ACTIVITIES
Loans and financing obtained/debentures obtained		4,828,697	9,157,888	6,779,312
Payment of loans and financing/debentures - principal		(8,429,427)	(12,613,613)	(12,463,148)
Payment of remuneration to shareholders		(3,747,606)	(2,593,945)	(1,183,146)
Receipt of advances for future capital increase		—	—	3,660,215
Payment of financial leases	26	(600,470)	(556,876)	(547,226)
Others		(499,734)	(82,424)	(51,412)

Net cash from (used in) financing activities of continued operations		(8,448,541)	(6,688,970)	(3,805,405)
Net cash from (used in) financing activities of discontinued operations		—	—	414,724
Net cash provided by (used in) financing activities		(8,448,541)	(6,688,970)	(3,390,681)
INVESTMENT ACTIVITIES

Loans and financing - payment		—	—	(40,040)
Loans and financing - receipt		4,834,033	4,138,002	4,904,413
Acquisition of fixed assets		(2,573,439)	(2,254,786)	(1,954,652)
Acquisition of intangible assets		(118,805)	(142,003)	(65,550)
Acquisition of contractual assets		(1,299,710)	(928,643)	(418,016)
Capital investment in equity investments		(274,354)	(68,169)	(865,764)
Investment for future capital increases		—	(6,780)	1,017,292
Disposal of investments in equity interests		—	941,779	(124,032)
Others		(443,738)	(166,491)	(55,723)
Net cash from (used in) investment activities of continued operations		123,988	1,512,909	2,397,927
Net cash from (used in) investment activities of discontinued operations		—	—	6,337
Net cash provided by (used in) investment activities		123,988	1,512,909	2,404,264

Increase (decrease) in cash and cash equivalents		(93,948)	(48,700)	(206,981)
Cash and cash equivalents at the beginning of the year	6	286,607	335,307	583,352
Cash and cash equivalents at the end of the year	6	192,659	286,607	335,307
Increase (decrease) in cash and cash equivalents of discontinued operations		—	—	41,064
		(93,948)	(48,700)	(206,981)

CENTRAIS ELÉTRICAS BRASILEIRAS SA

Notes to the financial statements for the year ended December 31, 2021

(In thousands of reais)

NOTE 1 - OPERATING CONTEXT

Centrais Elétricas Brasileiras SA (Eletrobras or Company) is a public company, with its head office in Brasília (DF), registered with the Securities and Exchange Commission (CVM) and the Securities and Exchange Commission (SEC), with its stocks traded on the stock exchanges of São Paulo (B3), Madrid (LATIBEX) and New York (NYSE). Eletrobras is a mixed-capital company controlled by the Brazilian Federal Government.

Eletrobras acts as a holding company, managing investments in equity interests, holding direct and indirect control of electric power generation and transmission companies (see note 4), and also holding control of Eletrobras Participações SA (Eletropar) (collectively, the Company).  Eletrobras also holds direct equity participations in Itaipu Binacional (under the terms of the International Treaty signed between the Governments of Brazil and Paraguay) and Rouar SA, in addition to direct and indirect interests in 81 Special Purpose Entities (SPEs).

Eletrobras is authorized, directly or through its subsidiaries, jointly controlled and affiliated companies, to associate, with or without resources, for the constitution of business consortia or participation in companies abroad, with or without control which are destined directly or indirectly for the exploration of the production or transmission or distribution of electric energy.

The Company acts as an electricity trading agent for Itaipu Binacional and the agents participating in the Incentive Program for Alternative Electricity Sources (PROINFA).

The issuance of these financial statements was approved by the Board of Directors on May 6, 2022.

Capitalization of Eletrobras

In February 2021, Provisional Measure (MP) No. 1,031/2021 was published, which authorized the commencement of studies on the modeling of Eletrobras’ denationalization by the Brazilian Development Bank (BNDES) and brought about some changes regarding the wording of the Eletrobras’ denationalization Bill No. 5,877/2019.

In April 2021, Decree No. 10,670/2021 was issued, which provides for Eletrobras’ eligibility within the scope of the Brazilian Investment Partnership Program (PPI) and its inclusion in the National Privatization Program (PND) to commence the studies required for the structuring of the capitalization process.

The Brazilian Investment Partnership Program Council (CPPI) approved on April 27, 2021 Resolution No. 176/2021, which attributed to Eletrobras the issuance and offer of shares after the conversion of MP No. 1.031/2021 into law. BNDES is responsible for the execution and monitoring of the capitalization process until its conclusion and must assist Eletrobras whenever needed.

In July 2021, Law No. 14,182/2021, resulting from Conversion of Law Project (PLV) No. 7/2021 and MP No. 1,031/2021, was published in the Brazilian Federal Official Gazette Diário Oficial da União, or (DOU), providing for the privatization of Eletrobras.

The privatization model provides that the process will be realized by an increase in capital stock through a public subscription of common shares, with the Union (Federal Government) renouncing its subscription rights.

In October 2021, the CPPI approved Resolution No. 203/2021, with amendments made by Resolution No. 221/2021, which deals with the structure of Eletrobras’ privatization. This Resolution details Eletrobras’ corporate holding restructuring to be undertaken as part of the privatization process. In addition, it requires that certain amendments be made to Eletrobras’ articles of incorporation prior to the privatization to include mechanisms to:

a)	Prevent any shareholder or group of shareholders from holding voting shares above ten percent of the voting capital.

b)	Prevent the realization of agreements between shareholders to vote in excess of ten percent of the voting capital.
c)	Conversion of one class B preferred share issued by Eletrobras and owned by the Federal Government into one special class preferred share, a golden share, which will give veto power in decisions related to matters that aim to modify Eletrobras’ articles of incorporation regarding the limitations of the exercise of the right to vote and the execution of agreements between shareholders as described in paragraph (a) and (b) above;
d)	Establish that any shareholder or group of shareholders that controls, directly or indirectly, on a consolidated basis, over 50 percent of the voting stock and that does not return to a share volume lower than this within 120 days, must make a tender offer by a price at least 200 percent higher than the highest quotation of common shares from the last 504 trading sessions, adjusted by the Special System for Settlement and Custody (SELIC);
e)	Establish that any shareholder or group of shareholders that controls, directly or indirectly, on a consolidated basis, over 30 percent of the voting capital and that does not return to a share volume lower than this within 120 days, shall make a tender offer by a price at least 100 percent higher than the highest quotation of common shares from the last 504 trading sessions, adjusted by the SELIC rate;
f)	Establish the authorized capital, under the terms of the Art. 168 of Law No. 6,404, from 1976, allowing for an increase in Eletrobras’ capital stock in an amount at least sufficient to cover the Primary Offer, considering still the possibility of distributing the Over-Allotment Shares and Additional Shares;
g)	Provide for the absence of a preemptive rights of shareholders for the subscription of securities within the limit of the authorized capital, in the case the securities are sold on a stock exchange or through public subscription, under the terms provided in Art. 172, caput head provision, and item I of Law No. 6,404, from 1976; and
h)	Approve other adjustments to the bylaws of Eletrobras, to remove provisions relating to its condition as a mixed-capital company and its performance after settlement of the Offer.

Law No. 14,182/2021 provides for the granting of new concessions for the generation of electricity under direct or indirect ownership or control of Eletrobras, which:

a)	have been extended under Article 1 of Law No. 12,783 of January 11, 2013 (plants subject to the quota regime);
b)	are covered by the provisions of item II of § 2 of Article 22 of Law No. 11,943 of May 28, 2009 (Sobradinho);
c)	are covered by paragraph 3 of Article 10 of Law No. 13,182 of November 3, 2015 (Itumbiara);
d)	have been granted through Concession Agreement No. 007/2004-ANEEL-Eletronorte (Tucuruí and Curuá-Una); and
e)	have been granted through Concession Agreement No. 004/2004-ANEEL-Furnas, specifically for the Hydroelectric Power Plant –Mascarenhas de Moraes HPP.

These laws established new concessions periods (up to 30 years) and for some contracts it changes the remuneration from operational and maintenance to allow for sale of the generated energy.

The privatization is also conditional on corporate restructuring to maintain certain companies, facilities and holdings owned or managed by Eletrobras, specifically Eletrobras Termonuclear S.A (Eletronuclear) and Itaipu Binacional, under the direct or indirect control of the Federal Government.

In December 2021, through Resolution No. 30/2021, which amended Resolution No. 15/2021, the Brazilian National Council for Energy Policy (CNPE) estimated the value of the economic benefit from the new concession contracts for electric energy generation Brazilian Real at R$67,052,502 for 22 of Eletrobras hydroelectric power plants affected by Law No. 14,182/2021.

In relation to the privatization process, from the total amount of R$ 67,052,502, there will be a deduction of R$2,906,499 in credits related to the reimbursement of verified expenses in connection with the acquisition of fuel incurred until June 30, 2017, by the concessionaires that were controlled by Eletrobras and holders of concessions with regard to Art. 4º-A of Law No. 12,111/2009, that have been verified, but not reimbursed, due to the requirements of economic and energetic efficiency provided by § 12 of Art. 3° of the this Law.

Regarding the balance payable in respect of the economic benefit, after this deduction, Eletrobras will provide as consideration a:

a)	Payment of R$ 25,379,080 to the Federal Government, as a bonus for the concessions of the 22 hydroelectric plants mentioned above, of which 17 will transition from the current quota regime, which only pays for the operation and maintenance to regime that will allow for the company to be remunerated for the sale of energy in market.
b)	Payment of R$ 71,082,282, which corresponds to the current value of R$ 32,073,002, to the Energy Development Account (CDE) for the period of 25 years, in accordance with the following schedule established in CNPE Resolution No. 30/2021:

Annual payments to the CDE
Within 30 days of signing the new concession contracts	5,000,000
2023	574,629
2024	1,149,257
2025	1,723,886
2026	2,298,514
2027	2,873,143
From 2028 to 2047 (20 years)	2,873,143
Total	71,082,282

c)	Contribution in cash of annual payment for 10 years, adjusted by the Broad Consumer Price Index (IPCA) or by another equivalent index, for the development of projects that will encompass: i) revitalization of water resources in hydrographic basins in the area of influence of the Furnas hydroelectric power plant reservoirs - R$ 230,000; ii) structural cost reduction of power generation in the Legal Amazon and navigability of the Madeira and Tocantins Rivers - R$ 295,000; and iii) revitalization of the basins from the São Francisco and Parnaíba Rivers - R$ 350,000. This totals R$ 875,000.

These payments will become effective obligations upon conclusion of the privatization process.

On February 15, 2022, within the scope of procedure TC 008,845/2018-2, there was approval given by the jury from the Brazilian Federal Court of Auditors (TCU) regarding the evaluation of the calculation of added value with the new concession contracts for electric energy, provided for in Law No. 14,182/2021, and the subsequent definition of the value for the bonus grant.

Concerning the segregation of assets that will not be privatized, the Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A.(ENBpar) was created to receive the assets and programs and contracts that will not be able to be performed by Eletrobras after the privatization.

In October 2021, the Ministry of Mines and Energy (MME) Normative Ordinance No. 556 was published in the (DOU), assigning ENBpar as the operating entity of the National Program for Universalization of Access and Use of Electrical Energy (Light for All) – (Luz para Todos) and the National Program for Universalization of Access and Use of Electrical Energy in the Legal Amazon (More Light for Amazon) – (Mais Luz para a Amazônia).

Aside from being responsible for these programs, ENBpar will also be the controlling shareholder and receive the current participation of Eletrobras in Itaipu Binacional, under the terms of Law No. 14,182/2021 and CPPI Resolution No. 203, from October 2021, later amended by Resolution No. 221/2021.

CPPI Resolution No. 203/2021, with amendments made by Resolution No. 221/2021, provides that the equity interest owned by Eletrobras and Itaipu Binacional will be transferred to ENBpar through the payment of consideration of United States Dollars US$ 233,253 (equivalent to R$ 1,212,148, a value determined on the base date of December 31, 2020, subject to adjustment for any change in the value of U.S. Dollar, monetary correction and remuneration mechanisms provided for in the Itaipu Treaty, in addition to the other guidelines provided for in the Resolution.

In addition, CPPI Resolution No. 203/2021 defines the form of transfer of Eletrobras’ current shareholding control in Eletronuclear to ENBpar through the following measures:

a)	Issuance, by Eletronuclear of 308,443,302,951 new common shares, with an aggregate value of R$ 7,606,964, and 86,367,502,441 new preferred shares, with an aggregate value of R$ 2,130,033, with R$ 2,704,317 of the total issuance value being directed to the formation of a capital reserve to be utilized for the payment of all cumulative preferred dividends from the preferred shares issued by Eletronuclear;
b)	Subscription, by Eletrobras, of 166,379,229,311 common shares and 86,326,103,046 preferred shares among those referred to in the previous item, with an aggregate value of R$ 6,232,329, with the respective payment to be made on the settlement date of the Global Public Offer being:
●	R$ 2,698,927, giving priority to credits related to cumulative preferred dividends against Eletronuclear;
●	R$ 3,529,309, primarily through the capitalization of advances for future capital increase made by Eletrobras and
●	The remaining balance, is in reais.
c)	Assignment by Eletrobras to ENBPar, without consideration, of the right to preemptive subscription of part of the shares issued under the first item above, in a volume equivalent to R$ 3,500,000, corresponding to 141,916,224,437 common shares;
d)	Exercise by ENBPar of the preemptive right assigned to it, with the payment to be made on the settlement date of the Global Public Offer;
e)	Statement by Eletronuclear of all minimum dividends attributed to the preferred shares, payable to the capital reserve account, accumulated until the amendment to the articles of incorporation provided in this modeling and adjusted by the SELIC rate from the end of the accounting period referred to by the dividends in question;
f)	Amendment of Eletronuclear’s Bylaws, aiming, primarily to:
●	Modify the preemptive right of preferred shares issued by Eletronuclear, extinguishing the right to cumulative minimum dividends and the right to vote on decisions related to the amendment of Eletronuclear’s Bylaws, and giving priority to capital reimbursement; and
●	Include authorization for the payment of dividends to preferred shareholders with cumulative dividend rights to the capital reserve account referred to in the item above, under the terms provided by Art. 17. § 6º, of Law No. 6,404, from 1976.
g)	Approval, through Eletronuclear’s General Meeting, and adhesion by Eletrobras, of the optional conversion program of common shares issued by it into preferred shares, at a ratio of 1:1, respecting the limit established by §2º of Art. 15 of Law No. 6,404/1976, already considering for this end the effective subscription of common shares to be issued as part of this restructuring process; and
h)	Execution between Eletrobras and ENBPar of an investment agreement providing, at a minimum, the obligation of the parties to:
●	Participate in the process of raising new funds for Angra 3 considering their respective equity participations in Eletronuclear’s voting capital; and

●	Take action, within their respective duties, to subscribe to new issuances of Eletronuclear’s shares by guidelines to be determined by BNDES, considering their respective equity participations in Eletronuclear’s voting capital stock.

It is noteworthy that the transfer of control from the investees Electronuclear and Itaipu Binacional is conditional on the success of the Company’s privatization process, under the terms of Law No. 14,182/2021 and CPPI Resolution No. 203/2021, with the amendments to CPPI Resolution No. 221/2021.

The investments in the subsidiary Eletronuclear and Itaipu Binacional were not classified in the Company’s balance sheet as of December 31, 2021 as Non-Current Assets Held for Sale, given that, based on the definitions of the Accounting Pronouncement IFRS 05 - Non-current Assets Held for Sale and Discontinued Operations, the criteria for the classification of these assets as “held for sale” were not completely met, considering all the above aspects to be followed for the completion of the capitalization process and which are outside the Company’s control.

On February 22, 2022, as part of the privatization process, Eletrobras held its 181st Extraordinary General Meeting of shareholders to decide on matters indicated in the Management Proposal, present on the agenda, related to its privatization, under Law No. 14,182/2021 and CPPI Resolutions No. 203 and No. 221, both from 2021, with the 12 items of the agenda approved by the majority of the shareholders present and emphasizing that the Federal Government abstained in the votes, as determined in Law No. 12,482/2021.

The TCU will still analyze the modeling and format of the capitalization, which involves stock offerings on the Brazilian and U.S. stock exchanges. This step will allow the continuity of the privatization process of the Company.

COVID-19

Eletrobras and its Subsidiaries closely follow any potential financial impacts of the COVID-19 pandemic on their ability to pay their financial commitments.

The Company monitored the potential impacts on the commercialization business, signed in the Regulated Contracting Environment (ACR) and Free Contracting Environment (ACL), with the monitoring of communications of unforeseeable circumstances or force majeure; renegotiation requests; counterparty credit risk (ability to honor payments assumed by contracts) and default. In 2020, renegotiations were carried out in respect of 3% of the Company’s contracts signed on the free market, with no economic loss for the Company. In 2021 there were no significant losses recognized in this respect.

In April 2021, ANEEL, to decrease the burden of tariffs in light of estimates of an average increase of 15% in the distribution tariff processes for the year 2021 and with a high default risk due to the COVID-19 pandemic, opted for the reprofiling the Existing Basic System Network (RBSE’s) financial component, predicting a reduction in the curve of payments for these values for the accounting cycles of 2021/2022 and 2022/2023 and an increase in the flow of payments for cycles after 2023, extending these installments until the 2027/2028 cycle, preserving, however, the remuneration of the Weighted Average Cost of Capital (WACC). More details are in note 17.

Economic, Environmental, Social and Governance (EESG) Journey

Eletrobras has been adopting sustainable and innovative practices since its foundation almost 60 years ago. The Company contributes substantially to making the Brazilian Electric Matrix one of the cleanest in the world, with an installed capacity consisting of 97% of low carbon sources. For 16 years Eletrobras has been a signatory of the United Nations Global Compact, the largest universal initiative for corporate sustainability, and prioritizes nine Sustainable Development Goals (ODS) of the 2030 Agenda, with its commitment recognized as a success case  by the Brazil Network of the Global Compact.

Since 2009, the Company has issued its greenhouse gas (GHG) inventory annually, following the methodology of the GHG Protocol. The Company invests in increasingly clear and objective communication on the issues related to sustainability and the structure of its sustainability framework long four pillars: People, Planet, Prosperity and Governance, based on the metric initiatives of the Stakeholders, led by the World Economic Forum. In addition to the annual report, which meets the Global Reporting Initiative (GRI) and the guidelines of the International Integrated Reporting Council  (IIRC), Eletrobras prepares two new documents based on the materiality of the Sustainability Accounting Standards Board (SASB) and the Recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

Eletrobras is one of the founding members of the Global Alliance for Sustainable Energy, which brings together the largest players in sustainable energy, with the aim of promoting sustainability in the value chain, in particular regarding EESG themes, circular economy principles and models and solutions aligned with the 2030 Agenda ODS. Eletrobras also implemented the Sustainability Channel, aiming at improving the process of managing stakeholders on EESG topics.

Through the Business and Management Master Plan, the Company’s Board of Directors approved the Sustainability 4.0 Program, which is composed of 12 projects related to Social (Human Rights and Leverage of Human Capital), Environmental (Energy Transition, Environment, Biodiversity and Decarbonization of Isolated Systems of the Amazon), Governance (Reputation and Engagement, Supplier Management, Improvement of Governance Practices, EESG Risks and Agenda 2030) and Economic-Financial dimensions (Sustainable Management of Financial Capital, Clean Energy Certification and Synergy with Industry 4.0). The program is the result of the analysis of trends and best market practices concerning corporate sustainability and document the Company’s efforts to meet the expectations of all its stakeholders.

Regarding climatic events, the Company is exposed to the effects on hydrology, which can impact its generation capacity, energy price and the need to purchase energy from more costly sources such as thermal plants. Brazil has been affected by reductions in its hydrological level due to climate change. The levels of the reservoirs that were below average in 2021 were partially restored during the rainy season. To date, these changes have not had material effects on the Company, and, as part of its impairment tests, the Company established generation and price conditions compatible with current hydrological levels along with the corresponding effects on tariffs and energy costs. The Company will continue to monitor the impact of these effects on its financial statements.

NOTE 2 - HIGHLIGHTS OF 2021

2.1. Special Reserve

In January 2021, the decision was made for the payment as interim dividends, of R$ 2,291,889 on account of the reversal of the entire balance of the Special Reserve for Retained Dividends. For more details, see note 30.

2.2. Approval for the payment of dividends

In April 2021, the payment of dividends in the amount of R$ 1,507,139 was approved by Eletrobras’ shareholders who own class “A” preferred shares and class “B” common shares. Eletrobras made the payment of dividends related to the 2020 accounting period in August 2021. More details are in note 30.

2.3. Issuance of Debentures – Eletrobras

In April 2021, there was the liquidation and closing of the public offer related to its third issuance of unsecured, simple debentures, not convertible into shares, in two series, for public distribution with restricted efforts, producing the total amount of R$ 2,700,000 on the issuance date. More details are in note 25.

2.4. Incorporation of Amazonas GT by Eletronorte

In July 2021, Amazonas Geração e Transmissão S.A. (Amazonas GT) was merged into the subsidiary Centrais Elétricas do Norte do Brasil S.A. (Eletronorte). The operation in question is in line with the Business and Management Master Plan 2021-2025 (PDNG 2021-2025). More details are in note 19.

2.5. Fundraising of Furnas

In July 2021, the Company raised R$ 1,600,000 in funds through its subsidiary Furnas. The resources obtained through this process were directed to the payment of the more onerous debts with higher interest rates on the Company’s balance sheet and for investments under its investment program for 2021/2022. More details are in note 25.

2.6. Renegotiation of Hydrological Risk – GSF (Generation Scalling Factor)

In August 2021, ANEEL partially ratified the extension of the period for grants to power plants of the Energy Relocation Mechanism (MRE). In the resulting relationship from partial ratification carried out in ANEEL’s resolution, there are 17 power plants/hydroelectric complexes from Eletrobras controlled companies with the right to extend the grant, based on REN (ANEEL Normative Resolution) No. 895/2020, from a total of 27 power plants/hydroelectric complexes. In September 2021, through Resolution No. 2,932, ANEEL ratified the extension of grants for the power plant/hydroelectrical complexes impacted by REN No. 930/2021. Eletrobras Management approved the renegotiation of the hydrological risk and formalized the withdrawal of lawsuits that aim to obtain exemption or mitigation of hydrological risks related to the MRE. More details are in note 3.

2.7. Issuance of Debentures – CGT Eletrosul

In September 2021, the Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil (“CGT Eletrosul”) raised funds through the third issuance of unsecured, simple debentures, not convertible into shares, in two series producing the total amount of R$ 400,000 on the issuance date. More details are in note 25.

2.8. RBSE’s Reprofiling

In September 2021, it was determined a change in the cash flows of the receipts related to RBSE. The reprofiling of the financial component from the RBSE was accounted for. The decision caused a change in the payments terms of amounts related to the periodic review of the Annual Allowed Revenue (RAP) for the cycles of 2021/2022 and 2022/2023, the consequence was an increase in the payment flow in cycles after 2023, extending such installments until the 2027/2028 cycle. The change in the cash flows of the receipts (RBSE) affected only the period for the realization of the asset. More details are in note 17.

2.9. Annual Allowed Revenue – RAP

In September 2021, there was a final approval of the tariff review of the subsidiary Chesf. As a result of this approval there was the inclusion of R$2,900,000 in the asset basis of the RBSE. More details are in note 17.

2.10.  Inspection and processing of CCC benefits

In September 2021, ANEEL approved the final result of the inspection and monthly reprocessing of benefits from the Fuel Consumption Account (CCC) underpaid to Eletronorte (from July 30, 2009, to June 30, 2016) and paid to Energisa Rondonia – Distribuidora de Energia S.A, Energisa Acre – Distribuidora de Energia S.A., and Roraima Energia S.A. (from July 2016 to April 2017). With values adjusted by the IPCA for August 2021, Eletrobras will receive from the CCC the amount of R$ 2,665,077, and Eletronorte the amount of R$ 116,273, both in 60 monthly installments adjusted by the IPCA, with the start of payment included in CDE’s budget for 2022. More details are in note 15.

2.11. Reimbursement of fixed assets in progress (AIC)

In September 2021, the Eletrobras Board of Directors decided to approve the amount of AIC and signed the contract with the distributors Energisa Acre, Amazonas Energia S.A. and Roraima Energia S.A. Additionally, in November 2021, the Company signed the AIC’s Reimbursement contract with the distributors Amazonas Energia and Roraima Energia and their new controllers. The recognition of the AIC reimbursement generated a positive impact on the Company’s results of R$ 588,786. For further details, see note 42.

2.12.  Compulsory Loan

In November 2021, Eletrobras revisited the criteria and premises for rating and reviewed its estimates related to the compulsory loan legal proceeding, based on recent judgments, especially from the second Panel of the Supreme Court of Justice (STJ), on June 22, 2021, in the Internal Appeal in Special Appeal No. 1,734,115/PR and the recent ratification of unfavorable decisions in the accounting period of 2021. As a result, during this period, a provision was recognized, net of reversal, in the amount of R$ 10,896,956 related to the processes of compulsory loan. More details are in note 33.

NOTE 3 – ELECTRIC POWER CONCESSIONS AND AUTHORIZATIONS

Eletrobras, through its subsidiaries, jointly controlled and affiliated companies, holds several electric power concessions and authorizations on the segment of generation and transmission or participations in SPEs, which perform in the respective segments, whose details, capacity, and maturity dates are listed below:

I - Generation Concessions and Authorizations

		Installed
		Capacity
Contract	Hydroelectric Power Plants (HPP)	(MW) *	Localization	Year
001/2010	Belo Monte	11,233	PA	2045
007/2004	Tucuruí (1)	8,535	PA	2026
002/2008	Jirau	3,750	RO	2043
001/2008	Santo Antônio	3,568	RO	2043
006/2004	Xingó (1)	3,162	SE / AL	2043
006/2004	Paulo Afonso IV (1)	2,462	BA	2043
004/2004	Itumbiara (1)	2,082	MG	2042
002/2011	Teles Pires	1,819	MT	2046
006/2004	Luiz Gonzaga (Itaparica) (1)	1,480	PE / BA	2043
004/2004	Marimbondo (1)	1,440	MG	2047
005/2004	Serra da Mesa (1)	1,275	TO	2044
004/2004	Furnas (1)	1,216	MG	2045
006/2004	Sobradinho (1)	1,050	BA	2059
004/2004	Luis Carlos Barreto de Carvalho (1)	1,050	SP	2045
005/1997	Luís Eduardo Magalhães	903	TO	2032
128/2001	Foz do Chapecó	855	RS	2036
003/2014	Três Irmãos	808	SP	2044
006/2004	Paulo Afonso III (1)	794	BA	2043
002/2014	São Manoel	736	PA	2049
130/2001	Peixe Angical	499	TO	2036
004/2004	Mascarenhas de Moraes (1) (2)	476	MG	2025
006/2004	Paulo Afonso II (1)	443	BA	2043
001/2014	Sinop	402	MT	2049
006/2004	Apolônio Sales (Moxotó) (1)	400	AL	2043
004/2004	Corumbá 1 (1)	375	GO	2044
004/2004	Porto Colômbia (1)	320	MG	2047
003/2006	Simplício (1)	306	MG	2043
002/2007	Dardanelos	261	MT	2042
002/2019	Balbina	250	AM	2027
006/2004	Boa Esperança (Castelo Branco) (1)	237	PI / MA	2043
005/2011	Samuel (1)	217	RO	2032
004/2004	Funil (1)	216	RJ	2045
129/2001	Serra do Facão	213	GO	2036
010/2000	Manso (1)	210	MT	2037
006/2004	Paulo Afonso I (1)	180	BA	2043
001/2007	Governador Jayme Canet Júnior (1)	178	PR	2046
001/2006	Baguari	140	MG	2041
007/2006	Retiro Baixo	82	MG	2041
002/2012	Coaracy Nunes	78	AP	2042
004/2006	Passo São João (1)	77	RS	2046
002/2006	Batalha (1)	53	MG	2043
092/2002	São Domingos (1)	48	MS	2039
007/2004	Curuá-Una (1)	30	PA	2044
006/2004	Funil (1)	30	BA	2043
003/2006	Anta	28	RJ	2041
006/2004	Pedra	20	BA	2042
006/2004	Curemas (1)	4	PB	2026

Contract	Small Hydroelectric Power Plants (SHP)	Installed Capacity (MW) *	Localization	Year
374/2005	João Borges (1)	19	SC	2039
186/2004	Barra do Rio Chapéu (1)	15	SC	2038

		Installed Capacity
Contract	Wind Generating Plants (EOL)	(MW) *	Localization	Year

007/2010	Casa Nova I (3) (4)	180	BA	2043
220/2014	Casa Nova II	33	BA	2049
746/2010	Cerro Chato I	30	RS	2045
747/2010	Cerro Chato II	30	RS	2045
748/2010	Cerro Chato III	30	RS	2045
MME Ordinance no. 459/2012	FORTIM - Nossa Senhora de Fátima - Energia dos Ventos VI S. A. (5)	30	CE	2047
225/2014	Casa Nova III	28	BA	2049
388/2012	Caiçara I	27	RN	2047
MME Ordinance no. 458/2012	FORTIM - Jandaia - Energia dos Ventos VII S. A. (5)	27	CE	2047
68/2012	Ibirapuitã (6)	25	RS	2047
399/2012	Junco I	24	RN	2047
417/2012	Junco II	24	RN	2047
81/2012	Cerro Chato VI (6)	24	RS	2047
MME Ordinance no. 409/2012	FORTIM - Jandaia I - Energia dos Ventos IX S. A. (5)	24	CE	2047
MME Ordinance no. 446/2012	FORTIM - São Clemente - Energia dos Ventos VIII S. A. (5)	21	CE	2047
MME Ordinance no. 432/2012	FORTIM - São Januário - Energia dos Ventos V S. A. (5)	21	CE	2047
418/2012	Caiçara II	18	RN	2047
219/2014	Coqueirinho II	16	BA	2049
286/2014	Tamanduá Mirim II	16	BA	2049
141/2012	Cerro Chato V (6)	12	RS	2047
152/2014	Angical II	10	BA	2049
154/2014	Caititú II	10	BA	2049
174/2014	Carcará	10	BA	2049
176/2014	Corrupião III	10	BA	2049
177/2014	Caititú III	10	BA	2049
139/2012	Cerro Chato IV (6)	10	RS	2047
153/2014	Teiú II	8	BA	2049
103/2012	Cerro dos Trindade (6)	8	RS	2047
150/2014	Acauã	6	BA	2049
151/2014	Arapapá	4	BA	2049

		Installed
		Capacity
Contract	Wind farm	(MW) *	Localization	Year
204/2014	Parque Eólico Coxilha Seca	30	RS	2049
210/2014	Parque Eólico Capão do Inglês	10	RS	2049
192/2014	Parque Eólico Galpões	8	RS	2049

		Installed
		Capacity
Contract	Thermoelectric Power Plants (TPP)	(MW) *	Localization	Year
Aneel Resolution 4950/2014	MAUÁ III	591	AM	2044
004/2004	Santa Cruz (8)	350	RJ	2026
MME Ordinance No. 304/2008	Candiota III (Phase C)	350	RS	2041
207/2019	APARECIDA	166	AM	2030
MME Ordinance No. 420/1989	Senador Arnon Afonso Farias de Mello (9)	86	RR	2019
004/2004	Campos (Roberto Silveira)	30	RJ	2027
Authorizing Resolution 5,682/2016	Araguaia (10)	23	MT	2019
ANEEL Resolution 6,883/2018	ANORI	5	AM	2030
ANEEL Resolution 6,883/2018	CODAJÁS	5	AM	2030
ANEEL Resolution 6,883/2018	CAAPIRANGA	2	AM	2030
CEG Registration: UTE.GN.AM.000092- 2.02	Anamã	2	AM	2030

		Installed
		Capacity
Contract	Thermonuclear Power Plants	(MW) *	Localization	Year

DNAEE Ordinance No. 315 de 31/07/97	Angra 3 (3)	1,405	RJ	—
DNAEE Ordinance No. 315 de 31/07/97	Angra 2	1,350	RJ	2040
DNAEE Ordinance No. 315 de 31/07/97	Angra 1 (7)	640	RJ	2024

(1)	The deadline is contemplating the extension of the grant arising from the renegotiation of the hydrological risk (Law No. 14,052/2020), ratified by ANEEL Resolutions No. 2,919/2021 and 2,932/2021. The amendment of the concession contract, with a new term already established, will be signed upon the completion of the ANEEL’s administrative procedures;
(2)	The third Amendment to Contract No. 004/2004 formalized the extension of the concession period for the HPP Mascarenhas de Moraes concession for 90 days, changing the final term from October 31, 2023 to January 29, 2024;
(3)	Projects still under implementation;
(4)	The venture called Casa Nova was subdivided into seven wind farms (A to G). The Casa Nova A project is in operation, with an installed capacity of 27 MW, having been approved through Authorizing Resolution No. 7,907 of 06/18/2019, under the regime of Independent Production of Electric Energy, whose expiration of the authorization will take place in 2054. The remaining 153 MW of power are part of wind farms B to G that are under construction, and are in the process of approval by the ANEEL;
(5)	The subsidiary Furnas holds a 100% interest in Brasil Ventos and the latter is a majority shareholder in the Wind Farms of Complexo Fortim;
(6)	Project classified as an asset held for sale see note 46;
(7)	The subsidiary Eletronuclear formally requested the National Nuclear Energy Commission (CNEN), in November 2019, to extend the useful life of the Nuclear Power Plant Angra I from 40 to 60;
(8)	The TPP of Santa Cruz continues to operate with an energy sale contract until 2026 and is awaiting the definition of the granting authority concerning the renewal. More details are in note 3.1;
(9)	TTP Senador Arnon Afonso Farias de Mello granted to Boa Vista Energia S.A. through Resolution No. 427, of November 1, 2000 was transferred to Eletronorte by Authorizing Resolution 1,018/2007. By Opinion No. 00389/2019/PFANEEL/PGF/AGU of 09/04/2019, it is opposed to the granting of a new authorization for this plant with a term of 35 years beginning on November 1, 2000. The Superintendence of Concessions and Generation Authorizations (SCG) ANEEL has not yet officially manifested itself; and
(10)	Decommissioning of the plant in its entirety, authorized by Ordinance of the Ministry of Mines and Energy No. 331 of 08/14/2018.

(*) Not examined by the independent auditors.

Generation Scaling Factor (GSF) - Law No. 14,052/2020

In September 2020, Law No. 14,052/2020 was published, which amended Law No. 13,203/2015, establishing new conditions for renegotiating the hydrological risk related to the portion of the costs incurred with the GSF, assumed by the holders of the hydroelectric power plants participating in the MRE since 2012, with the worsening of the water crisis.

The purpose of the legal amendment was to compensate the holders of hydroelectric plants participating in the MRE for non-hydrological risks caused by: (i) generation projects called structuring plants, related to the difference between the physical guarantee granted in the motorization phase and the aggregation values of each generating unit motorized in the National Interconnected System (SIN), (ii) restrictions on the flow of energy from the structuring plants due to a delay in starting up or starting up in an unsatisfactory technical condition for the electricity transmission facilities, and (iii) thermoelectric generation that exceeds that by order of merit and import of electric energy without physical guarantee. The compensation will be given upon the extension of the grant, limited to seven years, without having an immediate impact on the Company’s cash flows, calculated based on the values of the parameters applied by the ANEEL.

Plant name	Grant extension term in days	Company
Governador Jayme Canet Junior (Former MAUÁ)	1789	CGT Eletrosul
Passo São João	1740	CGT Eletrosul
Barra do Rio Chapéu	1461	CGT Eletrosul
João Borges	1362	CGT Eletrosul
São Domingos	610	CGT Eletrosul
Sobradinho	2555	Chesf
Curemas	446	Chesf
Luiz Gonzaga (Itaparica)	126	Chesf
Xingó	126	Chesf
Boa Esperança (Castelo Branco)	122	Chesf
Complexo Paulo Afonso/ Moxotó (UHEs Apolônio Sales (Moxotó)), Paulo Afonso I, Paulo Afonso II, Paulo Afonso III e Paulo Afonso IV.	120	Chesf
Funil (Chesf)	44	Chesf
Curuá-Una	2313	Eletronorte
Samuel	1042	Eletronorte
Tucuruí	518	Eletronorte
Itumbiara	2555	Furnas
Serra da Mesa	2048	Furnas
Manso	943	Furnas
Simplício	867	Furnas
Batalha (Antiga Paulista)	603	Furnas
Marechal Mascarenhas de Moraes (Antiga Peixoto)	366	Furnas
Funil (Furnas), Marimbondo	37	Furnas
Corumbá I, Estreito (LC Barreto de Carvalho), Porto Colômbia	34	Furnas
Furnas	33	Furnas

The ANEEL, through Resolutions No. 2,919/2021 and No. 2,932/2021, ratified the extension of grants for power plants/hydroelectric complexes. The above table describes the power plants/hydroelectric complexes of the controlled companies (Chesf, CGT Eletrosul, Eletronorte, and Furnas) with rights to the extension of grants.

To be eligible for the compensation provided for in Law No. 14,052/2020, holders of hydroelectric plants participating in the MRE must: (i) withdraw from any lawsuit whose object is the exemption or mitigation of hydrological risks related to the MRE, (ii) waive any allegation concerning the right on which the lawsuit is based, and (iii) not have renegotiated the hydrological risk for the respective portion of energy.

Eletrobras’ Management approved the renegotiation of the hydrological risk and formalized the withdrawal of its subsidiary Chesf from lawsuits, whose object was the exemption or mitigation of hydrological risks related to the MRE. The other subsidiaries did not have any lawsuits. See note 33.

The amounts presented by the Electric Energy Trading Chamber (CCEE) that acted as the basis for the extension of grants, were registered in accounting following the determinations of IAS 38 - Intangible Assets, together with IAS 20 - Government Grant and

Assistance, measured at fair value, based on the parameters determined by ANEEL regulations, considering the expected future flows in this new concession period, as well as the compensation values calculated by the CCEE. See notes 21 and 40.

Calculation of CCEE
Subsidiaries	Financial Impact
Eletronorte	3,029,305
Furnas	1,433,611
Chesf	628,674
CGT Eletrosul	81,592
5,173,182
Loss	(907,293)
Total	4,265,889

The subsidiary Chesf was the only company in the group with a lawsuit. On August 5, 2021, Chesf made a payment of R$ 1,419,935, in order to settle the related lawsuit. This amount was already recorded as a provision.

Except for the payment made by Chesf, the renegotiation of the hydrological risk did not bring immediate impacts on the Company’s cash flow. The economic benefits related to the extension of the concessions will flow to the cash flow during the extension of the concession term on medium and long term.

II - Electricity Transmission Concessions

Contract	Transmitter	The extension (KM) (*)	Participation	Location	Year	SE(**)
062/2001	Transmissão Rede Básica - Diversas instalações	20067	100%	RJ/SP/PR/MG/GO/TO/DF/ES/MT	2043	50
061/2001	Transmissão Rede Básica - Diversas instalações	19251	100%	PE/CE/SE/BA/AL/PI/MA/PB/RN	2042	96
058/2001	Transmissão Rede Básica - Diversas instalações	9253	100%	AC, MA, MT, PA, PI, RO, RR, TO	2043	56
057/2001	Transmissão Rede Básica - Diversas instalações	9236	100%	MP/PR/RS/SC/SP	2043	37
013/2009	SPE Interligação Elétrica do Madeira S.A.	4769	25%	RO/SP	2039	—
014/2014	LT Xingu/Estreito e Estações Conversoras junto às respectivas subestações	4152	25%	PA/TO/GO/MG	2044	—
015/2009	LT Coletora Porto Velho / Araraquara II	4859	25%	RO/SP	2039	2
014/2014	LT Xingu/Estreito	2092	25%	PA/TO/GO/MG	2044	2
021/2009	LT Jauru - Vilhena - Pimenta Bueno - Ji-Paraná - Ariquemes - Samuel - Porto Velho	979	100%	MT/RO	2039	7
007/2013	LT Barreiras II - Rio das Éguas; Luziânia; Pirapora 2	953	25%	BA/MG/GO	2043	—
004/2012	LT Nova Santa Rita - Camaquã 3; LT Camaquã 3- Quinta; LT Salto Santiago - Itá; LT Itá - Nova Santa Rita	785	100%	PR/RS/SC	2042	1
003/2012	LT Lechuga/Equador/Boa Vista	715	49%	RR/AM	2042	3
009/2009	LT Chapadão – Jataí C1 e C2; LT Barra dos Coqueiros – Quirinópolis C1; LT Palmeiras – Edéia C1	708	49%	MS/GO/MT	2039	5
034/2001	LT Ibiúna - Bateias	664	100%	SP/PR	2031	—
022/2011	LT Luis Gonzaga - Garanhuns; LT Garanhuns II - Campina Grande III; LT Garanhuns - Pau Ferro; LT Garanhuns - Angelim I	633	49%	AL/PE/PB	2041	2
005/2004	LT Teresina II - Sobral - Fortaleza	546	49%	PI/CE	2034	—
022/2009	LT Porto Velho - Abunã - Rio Branco - C2	488	100%	AC/RO	2039	3
002/2010	LT Rio Verde - Trindade; LT Trindade - Xavantes; LT Trindade - Carajás	479	49%	GO	2040	1
020/2012	LT Nova Santa Rita - Povo Novo; LT Povo Novo - Marmeleiro; LT Marmeleiro - Santa Vitória do Palmar	467	100%	RS	2042	3
004/2004	LT Salto Santiago (PR) - Ivaiporã (PR) - Cascavel D’Oeste (PR)	372	100%	PR	2034	—
010/2005	LT Campos Novos - Blumenau	359	100%	SC	2035	1
012/2007	LT Paraíso - Açu II; LT Picos - Tauá II	316	100%	PI/CE/RN	2037	—
019/2010	LT C. Mirim II - João Camara II; LT Extremoz II - C. Mirim; LT Açu III - Açu II; LT Mossoró II - Açu III - 230 kV, C2; LT Paraíso - Açu II	311	100%	RN	2040	2
004/2013	LT Marimbondo II - Assis	298	49%	SP/MG	2043	—
008/2011	LT Ceará-Mirim II- João Câmara II; LT Ceará-Mirim II - Campina Grande III; LT Ceará-Mirim II - Extremoz II; LT Campina Grande III - Campina Grande II	286	100%	RN/PB	2041	3
007/2014	LT Santo Ângelo-Maçambará; LT Pinhalzinho-Foz do Chapecó C1; LT Pinhalzinho-Foz do Chapecó C2	273	100%	RS/SC	2044	1
008/2010	LT Mesquita - Viana 2; LT Viana 2 - Viana	270	49%	MG/ES	2040	1
003/2006	LT Simplício - Rocha Leão; LT Anta - Simplício	264	100%	—	2041	—
005/2006	LT Campos Novos (SC) - Nova Santa Rita (RS)	257	100%	RS/SC	2036	—
004/2008	LT Presidente Médici - Santa Cruz	237	100%	RS	2038	—
018/2012	LT Ceará-Mirim II - Touros II; LT Mossoró II - Mossoró IV; LT Russas II - Banabuiu	210	100%	RN	2042	2
007/2005	LT Milagres - Tauá	208	100%	CE	2035	1
028/2009	LT Serra da Mesa - Niquelândia - Barro Alto	187	100%	GO	2039	—
003/2009	LT Bom Despacho 3 - Ouro Preto 2	180	100%	MG	2039	—
014/2013	LT Brasília Leste - Luziânia - C1 e C2; LT Brasília Geral - Brasília Sul - C3; LT Brasília Sul - Samambaia - C3	163	39%	GO/DF	2043	1
014/2008	LT Eunápolis - Teixeira de Freitas II	145	100%	BA	2038	1
018/2009	LT Eunápolis - Teixeira de Freitas II	145	100%	BA	2039	—
010/2000	LT Manso - Nobres; LT Manso - Nobres	136	100%	—	2035	—
019/2010	LT Paraíso - Açu II	123	100%	RN	2040	—
008/2005	LT Milagres - Coremas	120	100%	CE/PB	2035	—
020/2010.	LT Bom Jesus da Lapa II - Igaporã II	115	100%	BA	2040	2
005/2008	LT Nossa Senhora do Socorro - Penedo	110	100%	SE/AL	2038	—
017/2009	LT Paulo Afonso III - Zebu II; LT Pau Ferro - Santa Rita II	96	100%	PE/PB/AL/RN	2039	3
001/2008	SPE Madeira Energia S.A.	95	43%	RO	2043	1
001/2009	LT Ribeiro Gonçalves - Balsas	95	100%	MA/PI	2039	2
(*)	Not examined by the independent auditors; and
(**)	Refers to the number of substations.

3.1 - Concessions to be indemnified

Indemnities after Basic Project - modernization and improvements

Hydraulic Generation:

Law No. 12,783/2013 guaranteed the right of electric energy generation and transmission concessionaires, which extended their concessions, to indemnification for the portion of investments linked to reversible assets not yet amortized or not depreciated, the value of which would be updated until the date of effective payment to the concessionaire.

In January 2019, the ANEEL’s Board of Directors decided to open a Public Hearing No. 003/2019, to collect subsidies and additional information to improve the criteria and procedures for calculating investments in non-amortized and non-depreciated reversible assets, made throughout the generation concessions, extended or not, under Law No. 12,783/2013. Additionally, in October 2019, the analysis of contributions to Public Hearing No. 003/2019 was published in  Technical Note No. 096/2019-SRG-SFF-SCG/ANEEL.

In July 2021, through Resolution No. 942/2021 the ANEEL established the calculation criteria and proceedings for the indemnity of investments into non-amortized and non-depreciated reversible assets from concessions extended or not, under the terms of Law No. 12,783/2013, but without mentioning the payment method.

According to ANEEL Resolution No. 942/2021, the concessionaires must prove the completion of investments linked to assets related to the concession that will be returned to the grantor at the end of the concession period based on art. 3 of this Resolution until 365 days after the publication of this Resolution, which may be extended for the same period at the discretion of the ANEEL.

Eletrobras maintained the assets  recorded at historical value, at the balance of December 2012, as the basis of those rights which represent a total amount of R $ 1,483,540, as listed below. For more details see note 18.

Modernizations and Improvements
Paulo Afonso I	92,612
Paulo Afonso II	107,093
Paulo Afonso III	66,259
Paulo Afonso IV	20,832
Apolônio Sales	38,250
Luiz Gonzaga	28,174
Xingó	15,150
Boa Esperança	98,759
Pedra	8,067
Funil	12,626
UHE Furnas	514,825
UHE Estreito	480,893
1,483,540

Thermal Generation:

TPP Santa Cruz is a concession under Contract No. 004/2004. Although its concession expired in 2015, as there was still no communication by the Granting Authority about its extension under the terms of Law No. 12,783/2013 and Decree No. 9,187/2017, it remains in effect until said communication.

As of December 31, 2021, the net value of the TPP Santa Cruz asset is R$ 1,174,576 as follows:

TTP Santa Cruz
Value December 31, 2021	1,457,038
(-) Reduction to the recoverable amount (impairment)	282,462
Netbook value	1,174,576

NOTE 4 - BASIS FOR THE PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

4.1 - Basis of preparation and measurement

The preparation of the financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by the Company’s Management in the process of applying the accounting practices of Eletrobras, which are presented in the respective explanatory notes. Those transactions, disclosures or balances that require a higher level of judgment, which are more complex and for which assumptions and estimates are significant, are disclosed in note 5.

The financial statements were prepared based on historical cost, except for certain financial instruments measured at fair values. The historical cost is generally based on the fair value of the consideration paid on the date of the transactions, and the fair value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an organized transaction between market participants on the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique.

4.2 - Functional and presentation currency of the financial statements

These financial statements are presented in Reais, which is Eletrobras’ functional currency. The financial statements are presented in thousands of reais, rounded to the nearest number, unless otherwise stated.

4.3- Main accounting policies

The main accounting policies applied in the preparation of these financial statements are presented in the respective explanatory notes. These policies have been applied consistently in all the years presented, except for the implementation of the new standards, interpretation and guidelines listed below.

4.3.1.- Adoption of new standards and interpretations

The Company did not identify any impacts regarding the application of the changes and new interpretations to the IFRS issued by the IASB, respectively, which are disclosed below:

Review of Technical Pronouncement No.	Revised standards	Changes	Applicable from
17	IFRS 9; IAS 39; IFRS 7; IFRS 4; and IFRS 16

Addition of new disclosure requirements on the effects brought about by the benchmark interest rate reform (LIBOR).

This amendment to the standard includes temporary exceptions to the current requirements of hedge accounting to neutralize the effects of uncertainties caused by the reform of the reference interest rate (LIBOR). This change did not have a material impact on the consolidated financial statements.

01/01/2021
18	IFRS 16

A lease must apply the COVID-19 Related Benefit Granted in Lease Agreements, recognizing the cumulative effect of the initial application as an adjustment to the opening balance of retained earnings at the beginning of the period in which the lessee first applies the revision. The lessee does not need to disclose the information required by item 28 (f) of IAS 8 – Accounting Policies, Change in Estimate and Error Rectification.

This amendment to the standard includes temporary exceptions to the current requirements of hedge accounting to neutralize the effects of uncertainties caused by the reform of the reference interest rate (LIBOR). This change did not have a material impact on the consolidated financial statements.

01/01/2021

4.3.2.- New standards and interpretations not yet in force

As of January 1, 2022, the following pronouncements will be in effect, the Company has not carried out early adoption and is following the discussions. To date, the Company does not expect significant impacts when adopting these standards.

Review of Technical
Pronouncement			Applicable
No.	Revised standards	Changes	from
19	IAS 16

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from the sale of items produced before the asset is available for use, that is, resources to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by the Management.

01/01/2022
19	IAS 37

The amendments specify that the ‘performance cost’ of the contract comprises the ‘costs directly related to the contract’. The amendments apply to contracts for which the entity has not yet fulfilled all of its obligations at the beginning of the annual period in which the entity applies the changes for the first time.

01/01/2022
19	IFRS 3

The amendments make IFRS 3 refer to the 2018 Conceptual Framework rather than the 1989 Framework. In addition, they include a requirement that, for obligations within the scope of IAS 37, the purchaser applies IAS 37 to determine whether there is a present obligation at the acquisition date as a result of events past.

01/01/2022
19	IFRS 1

The amendments indicate that the subsidiary using the exemption in item D16(a) may choose, in its financial statements, measure the accumulated translation differences for all operations abroad at the carrying amount that would be included in the parent company’s consolidated statement, if no adjustments are made to the consolidation procedures and the effects of the combination of business in which the parent acquired the subsidiary.

01/01/2022
19	IFRS 9

The amendments clarify that in determining fees paid net of fees received, the debtor includes only fees paid or received between debtor and creditor, including fees paid or received by the debtor or creditor on behalf of the other.

01/01/2022

4.4- Basis of consolidation and investments in subsidiaries, jointly controlled and associated companies

The financial statements of subsidiaries and joint ventures, as well as affiliates, are recognized using the equity method and are initially recognized at cost and then adjusted for the purposes of recognition of results or other comprehensive income. For the consolidated financial statements, the subsidiaries are fully consolidated from the date on which control is held by the Company and consolidation is discontinued from the date on which the Company ceases to hold control.

When necessary, the financial statements of the subsidiaries, jointly controlled and associated companies are adjusted to adapt their accounting policies to those adopted by the Company.

Subsidiaries, jointly controlled companies and associates are substantially domiciled in Brazil.

a)	Subsidiaries

Control is determined when the entity is exposed or is entitled to variable returns arising from its involvement with another entity and can interfere in those returns due to the power it exercises.

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

All transactions, balances, revenues, costs and expenses between the Company’s subsidiaries are eliminated in the consolidated financial statements.

	12/31/2021		12/31/2020
	Participation		Participation
	Direct	Indirect	Direct	Indirect
Subsidiaries
Eletronuclear	99.95%	—	99.95%	—
CGT Eletrosul	99.89%	—	99.89%	—
Chesf	99.58%	—	99.58%	—
Furnas	99.56%	—	99.56%	—
Eletronorte	99.66%	—	99.66%	—
Eletropar	83.71%	—	83.71%	—
Brasil Ventos Energia S.A.	—	99.56%	—	99.56%
Transenergia Goiás S.A.	—	99.56%	—	99.44%
Amazonas GT (a)	—	—		99.48%
Livramento Holding S.A. (b)	—	78.00%	—	78.00%
Joint operations (consortia)
Consórcio Energético Cruzeiro do Sul	—	49.00%	—	49.00%

Complexo Eólico Pindaí I (c)
Angical 2 Energia S.A	—	—	—	99.96%
Caititu 2 Energia S.A.	—	—	—	99.96%
Caititu 3 Energia S.A.	—	—	—	99.96%
Carcará Energia S.A	—	—	—	99.96%
Corrupião 3 Energia S.A.	—	—	—	99.96%
Teiú 2 Energia S.A.	—	—	—	99.95%
Acauã Energia S.A	—	—	—	99.93%
Arapapá Energia S.A.	—	—	—	99.90%

Complexo Eólico Pindaí II (c)
Coqueirinho 2 Energia S.A.	—	—	—	99.98%
Papagaio Energia S.A.	—	—	—	99.96%

Complexo Eólico Pindaí III(c)
Tamanduá Mirim 2 Energia S.A.	—	—	—	83.01%
(a)In July 2021, Amazonas GT was merged into Eletronorte;
(b)Company classified as held for sale, see note 46; and
(c)In March 2021, the SPEs from Complexo Eólico Pindaí I, II and III were merged into Chesf.

The subsidiary CGT Eletrosul has a joint operation, resulting from a 49% interest in the Cruzeiro do Sul Consortium, which operates the HPP Governador Jayme Canet Junior, in Telêmaco Borba/Ortigueira (PR), in commercial operation since 2012, for the term of 30 years. CGT Eletrosul (and Eletrobras, in its consolidated statements) is entitled to proportional participation in the revenues and assumes a proportional share of the expenses of the joint operation.

b) Investments in associates

Associates are all entities over which the Company exerts significant influence, and which are not subsidiaries or jointly controlled companies.

c) Jointly controlled

A joint business is one in which two or more parties have joint control established by a contract and can be classified as a joint operation or a jointly controlled venture, depending on the rights and obligations of the parties.

NOTE 5 - ACCOUNTING ESTIMATES AND JUDGMENTS

In applying the accounting policies, Eletrobras’ Management must make judgments and prepare estimates regarding the book values of revenues, expenses, assets and liabilities, as well as the disclosures in the explanatory notes.

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

Although these estimates and assumptions are permanently monitored and reviewed by the Management of Eletrobras and its subsidiaries, the materialization of the book value of revenues, expenses, assets and liabilities is inherently uncertain, due to the use of judgment. Therefore, the Company may suffer effects as a result of imprecision in these estimates and judgments that are substantial in future periods, which may have a material adverse effect on its financial condition, on the results of its activities and/or on its cash flows.

The following are the main assumptions of the accounting estimates evaluated as the most critical by the Management of Eletrobras and its subsidiaries, regarding the future and other main sources of uncertainty used that can lead to significant adjustments in the book values of assets and liabilities:

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

5.2 - Provision for impairment of long-lived assets

Eletrobras’ Management considers assumptions and technical data for the preparation of the asset recovery determination test. In this practice, assumptions are applied, based on historical experience in the management of the asset, set of assets or cash-generating unit, and valuation practices commonly used in the market. Such assumptions may, eventually, not occur in the future, including regarding the estimated economic useful life. Currently, the useful life adopted by the Company is according to the practices determined by the ANEEL, applicable to the assets linked to the concession of the public electricity service, which may vary as a result of the periodic analysis of the economic useful life of assets, in force.

Several uncertain events also make up the assumptions used by the Company, including future tariffs for the purchase and sale of electricity; date of entry into operation of projects under construction; the growth rate of economic activity in the country; and availability of water resources, in addition to those inherent to the end of the public electricity service concession terms, especially regarding the amount of their reversion at the end of the concession term. At this point, the premise that the indemnity is contractually foreseen has been adopted.

5.3 - Provision for demobilization of assets

The Company recognizes a provision for obligations concerning the deactivation of assets related to its thermonuclear plants. To determine the amount of the provision, assumptions and estimates are made regarding the discount rates, the estimated cost for the decommissioning and removal of all plants from the locations and the expected time of those costs (Note 34). The cost estimate is based on legal, regulatory and environmental requirements for the decommissioning and removal of all plants as well as the prices of products and services to be used at the end of their useful lives.

5.4 - Actuarial obligations

The actuarial obligations recorded are determined by actuarial calculations prepared by independent actuaries based on the participants’ life expectancy, average retirement age and inflation. However, the actual future results of the benefits may differ from those existing and recorded in the accounts (Note 32).

5.5 - Provisions and contingent liabilities

Provisions for labor, tax and civil risks are recognized when there are present obligations (legal or assumed) resulting from past events, the settlement of which is probable and it is possible to estimate the amounts reliably, based on the assessment of Management and internal and external legal counsel. The provisioned amounts are recorded based on the estimated cost of the outcomes of those judicial processes. Contingent risks with the expectation of possible loss are disclosed by Management, and no provision has been made. This assessment is supported by Management’s judgment, together with its legal advisors, considering the jurisprudence, decisions in initial and higher courts, the history of any agreements and decisions, the experience of Management and legal advisors, as well as other applicable aspects (Note 33).

5.6 - Estimated Credit Loss (ECL)

The Company adopted the simplified approach and calculated the expected loss, based on the expectation of default risk that occurs over the useful life of the financial instrument by IFRS 9, which established a calculation matrix based on the expected loss rates of the counterparties.

A defaulting financial asset is considered when: (i) it is unlikely that the creditor will fully pay its credit obligations to the Company without resorting to actions such as collateral (if any); or (ii) the financial asset has expired by current rules. See notes 10 and 11.

5.7 – Valuation of financial instruments

Eletrobras’ Management uses valuation techniques that include information that is primarily based on observable market data to estimate the fair value of certain types of financial instruments, such as expected future contractual flows, payment terms for those flows and discount rates. Note 43 presents information on the main assumptions used in determining the fair value of financial instruments, as well as the sensitivity analysis of these assumptions. The Management of Eletrobras and its subsidiaries believe that the selected valuation techniques and the assumptions used are adequate for determining the fair value of financial instruments.

5.8 - Onerous contracts

The Company and its subsidiaries use assumptions related to the economic costs and benefits of each contract to determine whether an onerous contract exists. In the case of long-term commitments such as the purchase and sale of energy, one of the critical estimates in determining the amount of provision for the future sale of the energy under the contract is the Difference Settlement Price (PLD) considered in the cash flows, with the Company using the historical average PLD approved by Eletrobras’ Management as the basis for calculating the provision for the onerous contract, as well as the discount rate used for cash flows. The actual values of the PLD and/or the elements considered within the discount rate over the years may be higher or lower than the assumptions used by the Company. In addition, the Company assesses whether there are onerous contracts in concessions where the current expected cost for operation and maintenance is not fully covered by revenues (Note 31).

5.9 - Valuation of contractual transmission assets

The Company’s transmission assets are treated under the scope of IFRS 15 - Revenue from Contracts with Customers and classified as contract assets. All transmission concessions of the Company and its subsidiaries are classified according to the contractual asset model, according to IFRS 15 - Revenue from Contracts with Customer. The contract asset (Note 17) originates to the extent that the concessionaire satisfies the obligation to build and implement the transmission infrastructure, the revenue being recognized over the project time, however the receipt of cash flow is conditional on the satisfaction of the performance obligation of operation and maintenance. Monthly, as the Company operates and maintains the infrastructure, the portion of the contractual asset equivalent to the consideration of that month for the satisfaction of the performance obligation to build becomes a financial asset, since nothing more than the passage of time will be required for that amount to be received.

The value of the contractual assets of the Company and its subsidiaries is formed substantially through the present value of its future cash flows. The future cash flow is estimated at the beginning of the concession, or on its extension, and is revisited at each Periodic Tariff Review (RTP).

Eletrobras’ Management uses the following main assumptions to evaluate the contractual transmission assets:

●	The RAP stipulated in the concession contract (Bid auction or renewal of the concession);
●	Forecasted investment curve attached to the concession contract, and depreciation rate considered in the concession contract;
●	Implicit rate of return of the contract obtained after pricing the margins by the expected RAP flow at the time of renewal or contractual conclusion in comparison with the expected or realized investment flow;
●	Margin allocation based on Eletrobras’ WACC with increased risk per operation and construction component; and
●	Inclusion of the Variable Portion (PV) as a risk criterion based on the established history.

5.10 - Estimated incremental leasing rate

Current leases do not have their implicit interest rate readily identifiable, which is why the Company considers the incremental rate on loans to measure lease liabilities. The incremental rate is the interest rate that the Company would have to pay when taking out loans, for a similar term, to obtain the necessary resources for the acquisition of assets with values such as the right-of-use asset in a similar economic environment. The Company obtains specific fees that cover the remaining term of each contract. As it is not possible to determine the interest rate implicit in the lease, the Company estimates the cost of financing the lessee to determine the discount rate for the leases (Note 26).

5.11 - Determination of the useful life of the assets

Depreciation is recognized based on the estimated useful life of each asset using the straight-line method, so that the cost is less its residual value after its useful life is fully written off. The Company considers that the estimated useful life of each asset is similar to the depreciation rates determined by the ANEEL, which are considered by the market to be acceptable for adequately expressing the useful life of the assets.

Assets held through finance leases are depreciated over their expected useful lives in the same way as their assets or for a shorter period, if applicable, according to the terms of the lease agreement in question.

5.12 - Determination of control

In some circumstances, judgment is required to determine whether, after considering all relevant factors, the Company has control, joint control or significant influence over an entity.

5.13 - Renegotiation of hydrological risk costs

Intangible assets related to the renegotiation of hydrological risk were recognized at fair value by the Company’s subsidiaries. Fair value was determined based on the parameters determined by ANEEL regulations and the compensation values calculated by the CCEE. The extension rights were recognized in return under the heading Operational costs - Renegotiation of hydrological risk. Amortization is recognized by the linear method until the end of the concession period, adjusted with the extension from the date of renegotiation.

NOTE 6 – CASH, CASH EQUIVALENTS

	12/31/2021	12/31/2020
Cash and Banks	85,608	124,139
Financial Investments (a)	107,051	162,468
Total	192,659	286,607

(a)	Financial investments are of immediate liquidity, substantially with CDI/SELIC remuneration. No public security is classified as cash and cash equivalents.

Accounting policy

Cash and cash equivalents include cash, bank deposits, and other short-term, high-liquidity investments with an original maturity date of three months.

The balances considered as cash equivalents are short-term investments, of immediate liquidity, readily convertible into a known amount of cash, subject to an insignificant risk of change in value and maintained to meet short-term cash commitments and the Company’s cash management.

NOTE 7 – RESTRICTED CASH

	12/31/2021	12/31/2020
Marketing - Itaipu (a)	1,038,270	1,314,234
Marketing - PROINFA (b)	1,041,481	1,471,908
PROCEL	433,268	495,260
Collateral Account – SPEs (c)	—	100,000
Resources of RGR	31,575	30,890
Itaipu Agreement (d)	—	161,070
Total	2,544,594	3,573,362

(a)Marketing - Itaipu

The tariff base and terms of commercialization will be in force until 2023, when then they should be reviewed by the contract parties, which are the Brazilian and Paraguayan States. Itaipu’s tariff is a “per cost of service” tariff and has been established, based on a mechanism to allow the payment of debt service and to maintain its operating and maintenance expenses. For more details see note 18.

(b)Marketing - PROINFA

PROINFA, established by Law No. 10,438/2002, and its amendments, aims to diversify the Brazilian energy matrix with the use of renewable energy sources. Transmission concessionaires pay the Company the amount of energy in quotas, equivalent to the cost corresponding to the participation of captive consumers, free consumers and self-producers connected to their facilities. Transactions related to the purchase and sale of energy under PROINFA do not affect the Company’s results considering that Eletrobras acts only as an agent for these transactions. For more details see note 39.

(c)Collateral Account - SPEs

With the sale of the Hermenegildo Wind Complex in 2020, it is no longer necessary to issue such a guarantee, resulting in a reduction in the balance of this line item.

(d)Itaipu Agreement

In December 2020, a technical and financial cooperation agreement was concluded between Furnas and Itaipu Binacional, whose object is the revitalization of the Furnas direct current system dedicated to the Itaipu Hydroelectric Power Plant. In January 2021, the balance of this line item was transferred to the line item “Securities”. See note 8 for details.

Accounting Policy

Restricted cash is made up of financial investments measured at fair value, being the funds raised by the respective funds that are used exclusively to comply with the Company’s regulatory provisions (measured at fair value), that are not available to the Company.

NOTE 8 – MARKETABLE SECURITIES

Resolution No. 3,284 of the Central Bank of Brazil establishes that the applications of cash from public companies and mixed capital companies, members of the Indirect Federal Administration, can only be made in extra-market investment funds managed by Caixa Econômica Federal (CEF) and by Banco do Brasil SA. Therefore, the Company invests their resources in extra-market funds backed by substantially long-term government bonds, the use of which includes both the corporate investment program in the short term and the maintenance of the Company’s operating cash.

On March 1, 2022, this Resolution was repealed through Resolution No. 4,986 of the National Monetary Council (CMN), however, the Company still maintains its investments at the same financial institutions.

The amounts classified as current meet the criteria required in IAS 01 – Presentation of the Financial Statements, since their realization is expected in the normal course of the Company’s operating cycle. Accordingly, the Company reclassified the amounts referring to the Southeast and Central-West Energy Fund (FESC) and Northeast Energy Fund (FEN) previously presented in current to non-current, considering that there is no expectation of using them in the short term in accordance with their respective investment restrictions.

The details of the bonds and securities, in which the Company invests its resources, are as follows:

		12/31/2020
Titles	12/31/2021	(Reclassified)
Current
LTN (Letra do Tesouro Nacional)*	9,823,486	8,697,929
NTN-F (Nota do Tesouro Nacional)*	143,768	1,727,775
LFT (Letra Financeira do Tesouro)*	690,470	100,928
Fixed Income Securities *	3,182,447	1,995,010
Fixed income Short term investments	1,489,807	641,878
Other	145,227	506,538
Restricted Securities
Itaipu Agreement (a)	165,571	—
	15,640,776	13,670,058
Non-current
Participation Certificates (b)	393,747	320,299
Southeast and Midwest Energy Fund (c)	554,123	253,731
Northeast Energy Fund (d)	140,705	115,569
Other	4,901	2,937
	1,093,476	692,536
Total	16,734,252	14,362,594

(*)   Securities with a prefixed index.

(a)	Itaipu Agreement

In December 2020, an agreement for the technical and financial cooperation between Furnas and Itaipu Binacional was executed, to achieve cooperation for the joint development of the project named “Revitalization of Furnas’s HVDC System Associated with the HPP Itaipu” consisting of the modernization of equipment at the converter station in Foz do Iguaçu. The modernization of the transmission system associated with HPP Itaipu is detailed in the Ten-Year Energy Expansion Plan (PDE) 2030, approved by MME Normative Ordinance No. 2, from February 25, 2021.

(b)	Participation Certificates

Securities were acquired as a result of the restructuring of the Company’s investment in the subsidiary INVESTCO S.A. These assets guarantee annual returns equivalent to 10% of the profits of the companies Lajeado Energia S.A., Paulista Lajeado S.A. and CEB Lajeado Energia S.A., paid with dividends, and will be redeemed at maturity scheduled for October 2032, upon conversion into preferred shares of the said share capital companies. These securities are adjusted to present value.

(c)	Southeast and Midwest Energy Fund (FESC)

A sectorial fund, created by MP No. 677/2015, converted into Law No. 13,182/2015, of November 3, 2015, to provide resources to supply electro-intensive companies in the Midwest and Southeast, the FESC allows Furnas to negotiate electric energy at competitive prices with the ferroalloy, silicon metallic, or magnesium industries, with increased investments in electric energy, especially in the Southeast and Midwest regions.

(d)	Northeast Energy Fund (FEN)

The FEN is a sectorial fund, created by MP No. 677/2015, converted into Law No. 13,182/2015, of November 3, 2015. The resources reverted to the fund are calculated as the difference between the price paid by large consumers to Chesf and the cost of generating energy, under the terms of the legislation, to provide resources for the implementation of electric energy projects in the Northeast Region of Brazil, through SPEs. Chesf will use the resources of this fund for the acquisition/formation of these SPEs and its shareholding may be up to  49% of the equity of these companies.

Accounting Policy

The Company’s bonds and securities are initially measured at fair value and, subsequently, measured at amortized cost or fair value through profit or loss because they are substantial investments in Brazilian federal public securities, in conformity with Resolution No. 3,284 of the Central Bank of Brazil.

NOTE 9 - DECOMMISSIONING FUND

The decommissioning of nuclear power plants is a set of measures taken to safely remove a nuclear installation from service, reducing residual radioactivity to levels that allow the site to be released for restricted or unrestricted use. To allow for the inclusion of costs to be incurred with the decommissioning of the Angra 1 and 2 plants, an obligation to demobilize assets was recorded in the accounts, based on technical studies prepared by the Company, as set out in note 34.

Annually, Eletrobras establishes the amount to be paid to the financial fund for the decommissioning of the Angra 1 and Angra 2 plants, considering as a calculation basis the portion considered by the ANEEL in the fixed revenue of these plants. For the fiscal year 2021, the amount deposited was R$ 186,781 (R$ 184,960 in the year ended December 31, 2020).

This fund is maintained with Banco do Brasil, through a long-term extra-market investment fund, exclusively to accumulate the funds destined to cover decommissioning activities. The ownership of this fund belongs to Eletrobras, as determined by the CNPE.

Details of the fund mentioned above are as follows:

	12/31/2021	12/31/2020
Public Securities	1,990,189	1,593,736
Buyback Transactions	74,551	165,359
U.S. Dollar Futures	(9,068)	(5,303)
Other	41	35
Total	2,055,713	1,753,827

In the year ended December 31, 2021, the decommissioning fund presented a financial increase of R$ 78,680 (R$ 405,281 for the year ended December 31, 2020), due to the decommissioning of the Financial Fund portfolio containing a public bond linked to the variation of the U.S. dollar.

Accounting Policy

The Company considers the decommissioning fund as a financial asset measured at fair value through profit or loss, in which financial gains and losses are recognized in the financial result line item, since this fund’s portfolio contains public bonds linked to the variation of the U.S. dollar. In addition, the financial income incurred over the year is subject to due taxation of income tax at source.

NOTE 10 - ACCOUNTS RECEIVABLE, NET

	12/31/2021					12/31/2020
	Accounts	Up to 90 days	More than 90 days	Renegotiated
	due	past due	past due	credits	Total	Total
Current
Energy Provisioning/Supply (a)	2,365,930	118,645	286,721	22,685	2,793,981	3,317,936
Short Term Electric Power - CCEE (b)	220,541	76,671	1,950	—	299,162	1,872,261
Use of the Electric Network (c)	795,792	30,302	34,892	—	860,986	844,587
Connection/Availability for Transmission System	386,248	13,197	111,927	—	511,372	757,967
PROINFA	524,939	—	—	—	524,939	336,692
Renegotiated credits	22,739	28,438	—	582,574	633,751	112,212
(-) ECL (d)	(122,676)	(24,948)	(263,613)	(117,978)	(529,215)	(1,269,998)
	4,193,513	242,305	171,877	487,281	5,094,976	5,971,657
Non-current
Energy Provisioning/Supply (a)	—	—	9,548	1,825,119	1,834,667	2,129,202
Short Term Electric Power - CCEE (b)	—	—	293,560	—	293,560	293,560
Use of the Electric Network (c)	—	—	4,348	—	4,348	4,348
(-) ECL (d)	—	—	(307,456)	(832,039)	(1,139,495)	(1,365,211)
	—	—	—	993,080	993,080	1,061,899

Total Customers	4,193,513	242,305	171,877	1,480,361	6,088,056	7,033,556

(a)	Energy Provisioning/Supply

Credits receivable are from the sale of energy in the (ACR) and the - ACL.

In July 2021, the subsidiary Eletronorte executed the Debt Instrument (ICD), which aims to renegotiate the debt of Amazonas Energia S.A. with Eletronorte related to the invoices of the Operation and Maintenance (O&M), and Power from the contracts of the Independent Power Producers (PIEs), located at the capital Manaus that expired between November 2020 and July 2021. The agreed value was R$ 808,750, with the conditions for negotiation being: a waiting period of 12 months of interest and principal with maturity on June 30, 2022, an amortization period of 60 months, Interbank Deposit Certificate CDI rate + 2.75% per year, with a commitment in guarantee, of the receipt of estimated credits of Over contracting and Short-term Market in approximate values of R$ 73,000 and R$ 80,000, respectively, that may be received by Amazonas Energia S.A. and also with an equivalent guarantee to one installment of the debit instrument. The amount receivable related to the ICD with Amazonas Energia S.A. as of December 31, 2021 corresponds to R$ 1,713,807.

(b)Short - term Electric Power (CCEE)

Credits receivable arose from the settlement of the differences between the amounts of electricity contracted and the amounts of generation or consumption verified and attributed to the respective agents of the CCEE.

In August 2021, the subsidiary Chesf made the payment for CCEE of R$ 1,419,935, which was composed of a debit of R$ 1,824,795 less a credit of R$ 404,860 due to the GSF. Additionally, there was a definitive write-off in the amount of R$ 790,126, due to the result of the analysis of the situation of long-term overdue credits.

(c)Use of the Electric Network

Credits receivable arose from the use of the transmission network by users connected to the network.

(d)ECL

The subsidiaries establish and maintain provisions based on the analysis of amounts of accounts receivable past due and due, analyzing the history of losses and the Company’s expectation in relation to expected losses on credits, the amount of which is considered by Management as sufficient to cover any expected losses on the realization of these assets to mature.

The changes in the provision for the years ended December 31, 2021, 2020 and 2019 are as follows:

Opening balance	2,635,209	1,928,072	1,701,729
(+) Constitution	619,232	994,167	290,736
(-) Reversals	(738,732)	(189,302)	(22,801)
(-) Write-off	(855,403)	(97,728)	(41,592)
Transfers	8,404	—	—
Final balance on December 31, 2021, 2020 and 2019	1,668,710	2,635,209	1,928,072

In May 2021, the subsidiary Eletronorte signed the Debt Renegotiation Agreement (ARD) with the Companhia de Eletricidade do Amapá (CEA), aiming for the novation of CEA’s debt with Eletronorte to: (i) enable the receipts of credits for Eletronorte in view of CEA’s current economic circumstances; and (ii) assist to enable the procurement process of the electric energy distribution concession, as regulated by Law No. 12,783/2013, by Decree No. 9,192/2017, and by the conditions approved by Interministerial Ordinance No. 2, from March 8, 2021, issued in conjunction with the Brazilian Ministry of Mines and Energy and Ministry of Economy. One of the efficacy conditions referred to in the ARD was the privatization of CEA, which occurred in June 2021, as established by Law No. 14,120/2021.

The distributor Roraima Energia S.A., before being privatized, held renegotiated and unpaid debts with Eletronorte in the value of R$540,583, which were the object of the instrument of debt recognition and installment plan executed in February 2019. During the grace period, the debtor continued to pay interest on the principal, without any delay being verified. At the end of this period, the payment of interest installments plus amortization started, and no default has been observed to date.

As a result of the renegotiations mentioned above, the Company recorded reversal in the provisions in the amount of R$738,730.

In December 2021, Eletronorte changed the risk of the client Amazonas Energia considering their recent default in relation to overdue and unpaid debts and recognized an additional provision of R$ 450,223. The total provision as allowance for the estimated credit loss of Amazonas Energia as of December 31, 2021 is R$ 916,353.

The subsidiary Chesf registered a write-off of receivables in the amount of R$ 790,126 for tax purposes, which was already fully impaired for accounting purposes, according to the result of the analysis of their situation of long-term expired credits carried out by an external law firm. This registry will not affect the development of the procedures related to the pending judicial collection and did not have an impact on the results.

The constitution, reversal and write-off of the provision was recorded in the income statement for the year as operating expenses (see note 40.1).

Accounting Policy

Accounts receivable from customers are accounted for on an accrual basis and are initially recognized at the value of the operation and subsequently measured at amortized cost less the allowance for the ECL.

The Company adopted the simplified approach for the calculation of ECL as mentioned in note 5.6.

The assessment of ECL is carried out based on two criteria, and measured by the higher of the two, as follow:

●	Individual analysis by client and length of the relationship:

Clients with more than two years of relationship: Aging list individualized by client; in other words, the history of billings versus receipts considering a window of two years as the percentage of default applied to this client’s total receivable accounts;

Clients with between one or two years of relationship: Aging list individualized by client; in other words, the history of billings versus receipts considering a scenario of relationship (between one and two years) as the percentage of default applied to this client’s total balance of receivable accounts; and

Clients with less than one year of relationship: Average aging list of the full portfolio of clients. History of billings for the whole portfolio versus full receipts considering a window of two years as the percentage of default applied to the client’s new balance.

●	Analysis by expired invoice:

For expired invoices within 90 to 119 days, provision is made of 50% of the invoice; for expired invoices within 120 to 179 days, an addition of 25% on the provision; and expired after more than 180 days, with an additional of 25% provision is made, adding up to a total 100% of the invoice and the provisioning of other invoices, independent from the expiring date. In relation to the renegotiated credits, the Company makes provision of 100% of the client’s balance in case of any renegotiated invoice expiring and the reversal of the balance occurs after compliance with three consecutive invoices.

Based on the evaluation of estimated loss of compliant clients, accounts receivable are normally settled in a period of up to 45 days, which is why the book values represent substantially the fair values on the accounting closing dates. As a result, this group of clients does not have a significant or relevant default index to justify the provisioning of individual risk.

The amounts are written off from the provision and recognized as a definitive loss when there is no longer an expectation of recovering funds.

Renegotiated credits are recalculated based on renegotiated cash flows, discounted at the original effective interest rate of the contracts or at revised interest rates. Differences between original credits and recalculated credits are recognized in profit or loss.

NOTE 11 - FINANCING AND LOANS RECEIVABLE

	Average rate
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Amazonas Energia S.A.	7.59	5.78	4,009,587	3,998,324
Itaipu Binacional (b)	5.43	6.93	688,884	4,200,471
Equatorial Alagoas Distribuidora de Energia S.A.	5.69	3.45	1,135,749	1,505,962
Eletropaulo Metropolitana Eletricidade de São Paulo S.A	5.34	3.75	687,679	1,008,052
Equatorial Piauí Distribuidora de Energia S.A.	6.29	2.50	411,595	571,127
Roraima Energia S.A.	7.02	2.22	143,896	147,764
Other	—	—	154,477	248,201
(-) ECL	—	—	(1,388,340)	(755,002)
Total			5,843,527	10,924,899

Principal			1,232,745	4,696,162
Charges			19,021	52,499
Current			1,251,766	4,748,661

Non-current			4,591,761	6,176,238

Total			5,843,527	10,924,899

(a)	Amazonas GT was merged into Eletronorte in July 2021.
(b)	The reduction of the outstanding balance is directly related to the amortization of R$ 3,637,681

Financing and loans granted are made with the Company’s own resources and external resources raised through international development agencies, financial institutions and resulting from the launch of securities in national and international financial markets.

All financing and loans granted are supported by formal contracts signed with the borrowers. As for the amount, approximately 60% of receivables are expected to be amortized over the next five years, mostly in monthly installments, with the average interest rate being weighted by the portfolio balance of 7.90% per year.

The Company is the creditor of a loan with Itaipu Binacional with an exchange adjustment clause that represents 11% of the total consolidated portfolio (38% as of  December 31, 2020). The other financings and loans are expected to be updated based on the IGP-M and IPCA indexes.

11.1 - ECL Loans receivable

The changes in the provision for financing and loans granted by the Company for the years ended December 31, 2021, 2020 and 2019 are as follows:

Opening balance	755,002	632,643	307,655
(+) Additions	633,338	335,762	894,870
(-) Reversals	—	(213,403)	(569,882)
Final balance on December 31, 2021, 2020 and 2019	1,388,340	755,002	632,643

The provision made in the fiscal year 2021 refers primarily to the default of Amazonas Energia related to the first tranche of debt service contracts due in December 2021. Given this default and evaluating the history of these negotiations, Eletrobras recorded an additional provision in the amount of R$ 620,089, totaling R$ 1,255,761 in all provisions related to this subject.

This provision is considered sufficient by the Company’s Management to cover expected losses on these assets, based on an analysis of the behavior of this portfolio.

Accounting policy

The Company initially recognized the financing and loans receivable at fair value, subsequently measured at amortized cost, with fixed or determinable payments and an average interest rate, weighted by the balance of the portfolio. The book value of these financial assets is reduced by an account reducing the expected credit loss for doubtful accounts. The constitution and reversal of the ECL is recorded in the group of Operating Provisions, as disclosed in Note 40.1

NOTE 12 – DIVIDENDS RECEIVABLES

The amounts presented refer to dividends and interest on equity receivable, net of Withholding Income Tax (IRRF), when applicable, resulting from permanent investments maintained by the Company.

	12/31/2021	12/31/2020
Affiliates
Lajeado Energia S.A.	101,318	100,280
Interligação Elétrica do Madeira S.A. – IE Madeira	60,238	2,859
Companhia de Transmissão de Energia Elétrica Paulista S.A. – CTEEP	40,431	198,359
Belo Monte Transmissora de Energia SPE S.A. – BMTE	37,964	34,121
Manaus Construtora LTDA	23,298	23,298
Energética Águas da Pedra S.A. – EAPSA	21,854	14,034
Companhia Estadual de Geração de Energia Elétrica – CEEE-G	18,522	—
CEB Lajeado S.A.	17,267	12,147
Interligação Elétrica Garanhuns S.A. – IE Garanhuns	14,453	8,055
Mata de Santa Geneva Transmissão S.A.	13,560	—
Goiás Transmissão S.A.	10,594	8,146
MGE Transmissão S.A.	10,498	5,616
Sistema de Transmissão Nordeste S.A. - STN	9,428	—
Retiro Baixo Energética S.A.	7,072	3,858
Paulista Lajeado Energia S.A.	5,371	15,202
Paranaíba Transmissora de Energia S.A.	4,997	6,163
Companhia Estadual de Transmissão de Energia Elétrica - CEEE-T	4,064	—
Transenergia São Paulo S.A.	2,691	14,760
Empresa Metropolitana de Águas e Energia S.A. – EMAE	—	95,639
Equatorial Maranhão Distribuidora de Energia S.A.	—	72,155
Enerpeixe S.A.	—	11,653
Transmissora Sul Litorânea de Energia S.A. – TSLE	—	4,153
Other	39,522	45,012
Total	443,142	675,510

Accounting policy

This group of accounts is used to account for credits related to dividends and interest on equity, arising from investments in accordance with note 19. Dividends are recognized in the financial statements when they are actually distributed or when their distribution is approved by the shareholders, whichever comes first.

NOTE 13 – RECOVERABLE TAXES

	12/31/2021	12/31/2020
Current assets
IRRF	518,797	729,591
PIS/COFINS recoverable	191,934	38,571
Social Contribution	—	29,365
ICMS Recoverable	30,290	6,540
Others	14,885	29,893
	755,906	833,960
Non-current assets
Income Tax/Social Contribution	180,193	186,791
PIS/COFINS recoverable	183,772	180,903
ICMS recoverable	64,706	39,694
Other	20,587	22,657
	449,258	430,045

Total	1,205,164	1,264,005

NOTE 14 – INCOME TAX AND SOCIAL CONTRIBUTION

14.1 - Current income tax and social contribution

	12/31/2021	12/31/2020
Current assets
Advances/IRPJ and CSLL Negative Balance	1,487,777	1,292,750

Current liabilities
Current Income Tax	35	232,716
Current Social Contribution	19,589	86,719
	19,624	319,435

14.2 - Deferred income and social contribution taxes

	12/31/2021	12/31/2020

Non-current assets
Deferred IRPJ and CSLL	1,500,987	2,068,894

Non-current liabilities
Deferred IRPJ and CSLL	7,244,737	3,705,055

14.3 - Composition of deferred income tax and social contribution

	12/31/2021			12/31/2020
			Net asset			Net asset
			(liability)			(liability)
	Assets	Liabilities	effect	Assets	Liabilities	effect
Deferred assets
Eletronorte	—	—	—	2,000,596	(1,718,093)	282,503
CGT Eletrosul	2,946,137	(1,445,150)	1,500,987	2,853,789	(1,213,385)	1,640,404
Chesf	—	—	—	1,848,014	(1,702,027)	145,987
Total	2,946,137	(1,445,150)	1,500,987	6,702,399	(4,633,505)	2,068,894

Deferred liabilities
Eletrobras	—	(569,816)	(569,816)	—	(650,523)	(650,523)
Chesf	1,754,433	(2,424,625)	(670,192)	—	—	—
Furnas	2,324,090	(6,459,602)	(4,135,512)	2,159,704	(5,203,825)	(3,044,121)
Eletropar	—	(9,805)	(9,805)	—	(10,411)	(10,411)
Eletronorte	1,374,181	(3,233,593)	(1,859,412)	—	—	—
Eletronuclear	549,705	(549,705)	—	827,493	(827,493)	—
Total	6,002,409	(13,247,146)	(7,244,737)	2,987,197	(6,692,252)	(3,705,055)

Total	8,948,546	(14,692,296)		9,689,596	(11,325,757)

We highlight the change in the net balance presented by the subsidiary Eletronorte in the amount of R$ 1,859,412 (liabilities) on December 31, 2021 (assets amounting to R$ 282,503 on December 31, 2020). This change occurred mainly due to the Deferred Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSSL) on the reversal of ECL in the order of R$ 535,366 (asset reduction) and the deferred IRPJ and CSSL on the result of the extensions of concessions (GSF) of Tucuruí, Samuel, and Curuá-Una in the total amount of R$ 971,778 (increase in liabilities).

	12/31/2021	12/31/2020

Deferred tax assets
Operating Provisions	1,015,144	2,642,799
Tax Credits without Tax Loss and Negative Basis	2,052,298	2,182,759
Provisions for Contingencies	2,370,870	2,176,195
Allowance for expected credit losses	1,075,818	1,238,181
Differences between accounting (IFRS) and tax basis records (1)	348,481	657,891
Provision for investments losses	234,400	161,127
Impairment	1,535,144	157,121
Other	316,391	473,523
Total assets	8,948,546	9,689,596

Deferred tax liabilities
Contract Asset	10,104,705	8,822,661
Renegotiation of Hydrological Risk	1,344,845	—
NPV adjustment on Asset Decommissioning	416,620	789,109
Differences between accounting (IFRS) and tax basis records (1)	844,659	156,764
FVTOCI Financial Instruments	569,816	650,523
Adjustment IFRS 15 (2)	296,528	157,236
Accelerated depreciation	273,826	247,127
Other	841,297	502,337
Total Liabilities	14,692,296	11,325,757

Deferred tax liabilities	5,743,750	1,636,161

(1)For 2021 it relates mainly to the effects of the tariff review in the subsidiary Chesf.

(2)	Temporary differences between tax and accounting basis related to revenue recognition (the tax basis consider the billable amounts regardless the accounting recognition criteria).

The amounts recognized in the financial statements are the result of the Company’s best estimate of future taxable profits, the base of the amount recorded being formed by the temporary differences, tax losses and negative basis of social contribution of each entity.

The Companies below have deferred taxes (net) derived from temporary differences, tax losses and negative basis of social contribution, whose expected realization for a future year is as follows:

	Eletrobras	CGT Eletrosul	Furnas	Chesf	Eletropar	Eletronorte	Total
2022	(189,939)	209,010	(597,571)	(4,005)	(3,268)	(40,124)	(625,897)
2023	(189,939)	176,711	(908,112)	(4,005)	(3,268)	(39,199)	(967,812)
2024	(189,938)	165,540	(998,503)	(13,292)	(3,269)	(98,902)	(1,138,364)
2025	—	27,157	(1,056,357)	(13,407)	—	(189,648)	(1,232,255)
After 2025	—	922,569	(574,969)	(635,483)	—	(1,491,539)	(1,779,422)
Total	(569,816)	1,500,987	(4,135,512)	(670,192)	(9,805)	(1,859,412)	(5,743,750)

Additionally, the companies Eletrobras Holding and Eletronuclear do not have the prospect of future taxable income and therefore deferred tax credits from tax losses and negative social contribution base not recorded in the financial statements total the amount of R$ 3,565,988 on December 31, 2021 (R$ 2,926,448 on December 31, 2020.)

	12/31/2021	12/31/2020
Eletrobras	3,205,305	2,470,549
Eletronuclear	360,683	352,817
Amazonas GT (a)	—	103,082
Total	3,565,988	2,926,448

(a) Amazonas GT was merged into Eletronorte in July 2021

Aside from the non-recognized deferred tax liabilities derived from tax losses and a negative balance on social contribution, as demonstrated above, the Parent Company has unrecorded deferred assets related to temporary differences in its accounting books in the amount of of R$ 11,204,268, on December 31, 2021, whose composition is described below:

Deferred Tax Assets on Unrecognized Temporary Differences	12/31/2021
Contingencies	9,791,418
Actuarial provision	255,238
ECL	459,523
Passive exchange variation	216,209
Others	481,880
Total	11,204,268

14.4 Reconciliation of income tax and social contribution expenses

	12/31/2021	12/31/2020

	Corporate Income Tax and Social
	Contribution
Earnings before Corporate Income Tax nad Social Contribution	10,994,356	6,952,646

Total Corporate Income Tax and Social Contribution calculated at a rate of 25% and 9%, respectively	(3,738,081)	(2,363,900)

Additions and Exclusions effects:
Unrecognized/writte-off deferred taxes (a)	(9,336,783)	(2,541,696)
Exchange Variation	(136,397)	169,228
Equity Method Investments	722,018	568,107
Provisions	5,721,293	826,380
Financial income - Contract Assets	458,330	272,654
Revenue from dividend	322,696	456,147
Tax loss offset/Negative Basis	13,525	1,698,017
Establishment of tax credits (debits)	(368,368)	11,682
Tax Breaks (b)	732,541	924,200
Grants	(17,830)	(17,889)
Hydrological risk Renegotiation	1,029,964	—
Other additions and exclusions	(683,631)	(568,263)
Total Corporate Income Tax and Social Contributions expenses	(5,280,723)	(565,333)
Effective tax rate	48.03%	8.13%

a) Write offs of deferred taxes

They are composed of temporary differences, tax loss and negative CSLL base calculated in the year, primarily related to the holding and nuclear companies whose tax benefits were not recognized. The holding Company  does not have operating activity and the nuclear Company has a history of taxes losses and the reversal of this situation dependents on the conclusion of the construction of nuclear plant Angra 3, therefore conditions for deferred tax assets recognition (including probable realization) were not met in 2021.

b)Tax incentives

MP No. 2,199/14 of August 24, 2001, as amended by Law No. 11,196/2005, enables companies located in the regions where the Northeast Development Superintendence (SUDENE) and the Amazon Development Superintendency (SUDAM) operate, which own projects in the infrastructure sector, considered by the Executive Branch as, one of the priority sectors for regional development, to reduce the amount of income tax due for investment in installation, expansion, modernization or diversification projects.

In this context, SUDENE and SUDAM, through constitutive reports, recognized the right to a 75%reduction in income tax and non-refundable additions, calculated on the profit from exploration in the generation and transmission of electricity. The amount of benefit from this for the Company calculated up to December 31, 2021 was R$ 678,853 (R$ 669,204, on December 31, 2020).

14.5 - Income tax and social contribution recognized in other comprehensive income

	12/31/2021	12/31/2020	12/31/2019
Adjust actuarial gains and losses	(359,964)	161,210	964,837
Remeasurement of the fair value of financial instruments through OCI	79,621	(20,417)	(201,704)
Total income tax and social contribution recognized in other comprehensive income	(280,343)	140,793	763,133

Accounting policy

Income tax and social contribution expenses for the year comprise current and deferred taxes. Income taxes are recognized in the income statement, except to the extent that they are related to items recognized directly in equity or in comprehensive income. In this case, the tax is also recognized in equity or in comprehensive income.

The current and deferred income tax and social contribution charges are calculated based on the rates of 15%, plus a 10% Corporate Income Tax surcharge on taxable income for income tax and 9% on taxable income for social contribution on net income, considering the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income for the year.

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

Deferred income tax and social contribution assets are recognized only to the extent that it is probable that future taxable income will be available and against which temporary differences can be used, and temporary differences arising from investments in subsidiaries, except when the timing of the reversal of temporary differences is controlled by the Company, and if it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred income tax assets and liabilities are shown net in the balance sheet, when there is a legal right and the intention to offset them when calculating current taxes, generally related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries, in general, are presented separately, and not by net.

NOTE 15 – REIMBURSEMENT RIGHTS AND OBLIGATIONS

	12/31/2021	12/31/2020
CCC (a)	6,153,575	7,050,686
CCC Provision - PECLD (b)	(340,063)	(1,462,555)
Reimbursement of fixed assets in progress - AIC (c)	582,722	—
Total rights of reimbursement	6,396,234	5,588,131

Angra Deviation 2 (d)	22,259	267,111
PROINFA (e)	836,744	1,373,656
Total repayment obligation	859,003	1,640,767

(a)	CCC

These are credits that represent the right to reimbursement from the CCC, related to the costs of generating electricity in isolated systems, including costs related to the contracting of energy and power associated with own generation to serve the public electricity service, the charges and taxes of the electric sector and, also, the investments made. The Company records provisions based on the expectation of receipt, considering the criteria for assessing the assurance inspections carried out by the ANEEL.

In September 2021, the ANEEL approved the result of the inspection and monthly reprocessing of benefits from the CCC underpaid in the amount of R$ 116,273 to Eletronorte (from July 30, 2009, to June 30, 2016) and paid to Energisa Rondônia – Distribuidora de Energia S.A, Energisa Acre – Distribuidora de Energia S.A., and Roraima Energia S.A. (from July 2016 to April 2017). There was an approval for the amounts of: (i) R$ 806,574 of credit from Energisa Rondônia – Distribuidora de Energia S.A. with the CCC receivable by Eletrobras; (ii) negative R$ 97,529 from Energisa Acre – Distribuidora de Energia S.A. related to a debt of Eletrobras with the CCC, and (iii) R$ 29,688 in overpayment for Roraima Energia S.A., with Eletrobras being required to return this amount to the CCC. The amounts refer to the position of April 2021 and are in line with the result from Technical Notes No. 106/2021, 111/2021, and 152/2021, respectively. In addition, the value to date of R$ 21,289 was approved for the inspection process of Roraima Energia S.A., in relation to the period of July 2009 and June 2017, which will be used to deduct the concession bonus of the new generation concessions in the process of Eletrobras’ capitalization.

The value of R$ 6,270,571 from the right to reimbursement for the subsidiary consists of: (i) R$ 3,364,072 related to the final result of the inspection and monthly reprocessing of the CCC benefits underpaid to the aforementioned distributors, and (ii) R$ 2,906,499 related to verified expenses with the acquisition of fuels not reimbursed by the CCC, resulting from the economic energetic efficiency requirements. The latter will be deducted from the concession bonus, as provided for in Law No. 14,182/2021. See note 1.

Eletrobras and Eletronorte will receive these amounts in 60 monthly installments adjusted by the IPCA, with the payment starting in January 2022.

(b)	CCC - ECL Allowance

The above balance refers to the publication of the ANEEL’s Technical Notes Nos. 106/2021, 111/2021, and 152/2021 that provide for the result of the second inspection period (July 2016 and April 2017) of the CCC credits assumed by the companies Energisa Rondônia - Distribuidora de Energia S.A., Energisa Acre – Distribuidora de Energia S.A. and Roraima Energia S.A. regarding the process of privatization of the distributors. The transactions of the period can be sufficiently accounted for by the write-off of the provision. The impact in the income statement for the year ended December 31, 2021, was R$ 498,630.

(c)	Reimbursement of AIC

The TCU determined the inclusion in the Notice of Sale and in the Agreement of Purchase and Sale of Shares and Other Covenants, of a device that allowed the sharing with Eletrobras of future benefits from the recognition by the ANEEL of the AIC in the Net Remuneration Base of the distributors, which had not been considered in the valuation. In this way, Eletrobras was assured of the right to be reimbursed in the amount corresponding to 50% of the balance of the AIC, existing on the base date of February 2017, and recognized by the ANEEL in the Net Regulatory Remuneration Base of distributors in the first tariff review after privatization. For more information, see note 42.

(d)	Deviation of Angra 2

The negative deviation balance results from the fact that the amount of energy supplied was less than   the guaranteed energy for the periods of 2021 and 2020. This corresponds to the amount of energy not delivered, valued at the highest value between the average Differences Liquidation Price – PLD for said year and the tariff ratified by the ANEEL in REN No. 2,661/2019.

(e)	PROINFA

The electric energy trading operations under PROINFA generated a negative net balance of R$ 536,912 for the year ended December 31, 2021 (positive R$ 546,134 for the year ended December 31, 2020), with no effect on net income for the year of the Company, this amount being included in the item Reimbursement Obligations.

Accounting Policy

The reimbursement rights and obligations are measured at amortized cost, and the interest and monetary variations on the amounts recognized as reimbursement rights and obligations are recorded in the financial result. The expected loss for doubtful loans is recognized when the overdue credit is deemed difficult to receive, provided that all legal remedies that the Company can use have been exhausted.

NOTE 16 - NUCLEAR FUEL INVENTORY

The composition of the nuclear fuel stock destined for the operation of NPP Angra 1 and NPP Angra 2 is shown below:

	12/31/2020	Consumption	Addition	Write-offs	Transfers	Tax Credits	12/31/2021
Current
Elements ready	428,340	—	—	—	59,555	—	487,895
	428,340	—	—	—	59,555	—	487,895
Non-current
Elements ready	657,083	(448,673)	—	(252,354)	760,059	1,271	717,386
Uranium concentrate	220,135	—	266,230	—	(224,613)	—	261,752
In progress - nuclear fuel	387,562	—	719,121	—	(595,001)	—	511,682
	1,264,780	(448,673)	985,351	(252,354)	(59,555)	1,271	1,490,820

Total	1,693,120	(448,673)	985,351	(252,354)	—	1,271	1,978,715

a)	Nuclear fuel formation

In the initial stage, uranium ore and the services necessary for its manufacture are acquired and classified in non-current assets in the uranium concentrate and service in progress accounts - nuclear fuel, respectively. After the manufacturing process is completed, there is the element of nuclear fuel ready (Elements ready), whose value is classified in two accounting groups: the portion related to the consumption forecast for the next 12 months is recorded in current assets, and the remaining portion is recorded in non-current assets.

b)	Angra 2 stop

In June 2020, during inspections in the stop for maintenance and refueling of nuclear fuel made at the Angra 2 Plant, unexpected surface oxidation was detected in the fuel elements of lot R, loaded in the last operating cycle. In order to make the operation of the Angra 2 Plant feasible in the shortest possible time and following all safety protocols, Eletronuclear replaced all 52 fuel elements.

In June 2021, during the stop at the Angra 2 Plant, it was observed that fuel elements from lot S loaded during the last stop of the power plant were detected to have oxidations similar to those seen on the elements of lot R, in 2020.

It is worth mentioning that these events at no point, compromised the security and the performance of the Angra 2 Power Plant, which operated continuously.

In December 2021, the fuel elements of the Angra 2 plant were written off, based on the technical-economic reports of the Fuel Elements prepared by the Company.

Accounting Policy

The fuel materials in stock are classified at the current assets and long-term receivables according to the effective expiration date for their consumption. Aside from being registered at the average cost, does not exceed the net realizable market value. Composed of the uranium concentrate in stock, the corresponding services and the nuclear fuel elements were used in the thermonuclear plants Angra I and Angra II.

NOTE 17 - CONTRACTUAL TRANSMISSION ASSETS

The transmission concessions of the Company and its subsidiaries are classified according to the contractual asset model, according to IFRS 15 - Revenue from Contract with Client.

The contract asset arises as the concessionaire satisfies its obligation to construct and the transmission infrastructure and the revenue are recognized over the construction period, with the receipt of the cash flow conditional on the satisfaction of the performance obligation of operation and maintenance.

The balance of contractual assets corresponds to the present values of the performance obligations concluded and not yet invoiced obligations by the grantor. The discount rates used, which are established at the beginning of each project, are approximately and average 8.07% per year for the renewed contracts and 7.66% for those awarded.

The performance bond amounts are constituted by the construction costs plus the margins defined by the Company at the beginning of the projects, adjusted annually according to the efficiency or inefficiency in the execution of the electric energy transmission projects.

In 2021, the Company reached a construction margin of 16.98%, with transmission construction revenue of R$ 1,535,840 and a construction cost of R$ 1,312,861.

The contract balances are substantially adjusted by the IPCA, except for contracts 004/2004, 010/2005, 005/2005, 006/2005, and 034/200 which are adjusted by the IGPM.

Operation and maintenance revenues do not compose the balance of the contractual asset. They are recorded at the same time that the RAPs are billed by the government, therefore, as the financial realization arising from the fulfillment of the operation and maintenance obligation depends only on the time, these rights are recorded in the customer account, as determined by IFRS 9 – Financial Instruments.

The changes in these assets for the fiscal years ended December 31, 2021, and 2020 are as follows:

						Amazonas
	Furnas	Chesf	Eletronorte	CGT Eletrosul (a)	Eletrosul (a)	GT (b)	Total
Balance on December 31, 2019	21,097,461	14,970,373	9,157,650	—	4,088,251	195,488	49,509,223
Incorporation	—	—	204,980	4,088,251	(4,088,251)	(204,980)	—
Construction Revenue	253,938	326,476	71,871	125,917	—	—	778,202
Financial income	2,186,759	970,400	797,024	324,937	—	2,593	4,281,713
Monetary updates	576,064	469,441	417,313	281,683	—	—	1,744,501
Regulatory remeasurements - Transmission	2,104,183	476,529	971,325	676,301	—	—	4,228,338
Amortization	(4,174,036)	(2,736,095)	(1,527,371)	(722,850)	—	6,899	(9,153,453)
Balance on December 31, 2020	22,044,369	14,477,124	10,092,792	4,774,239	—	—	51,388,524
Acquisition of investee control (c)	—	—	—	1,022,102	—	—	1,022,102
Construction Revenue	764,804	519,125	116,786	135,125	—	—	1,535,840
Financial income	1,831,758	1,252,513	799,995	623,172	—	—	4,507,438
Monetary updates	2,406,815	1,669,778	1,036,480	326,115	—	—	5,439,188
Regulatory remeasurements - Transmission	1,364,564	2,942,521	312,819	238,840	—	—	4,858,744
Write-offs and Transfers (d)	—	—	(241,241)	(53,240)	—	—	(294,481)
Amortization	(3,917,892)	(2,732,905)	(1,510,376)	(781,214)	—	—	(8,942,387)
Balance on December 31, 2021	24,494,418	18,128,156	10,607,255	6,285,139	—	—	59,514,968

(a) CGTEE absorbed Eletrosul and altered its corporate name to CGT Eletrosul in 2020;

(b)The subsidiary Eletronorte acquired the shares of Amazonas GT in 2020. After that, in July 2021, the merger took place;

(c)In 2021, the acquisition was made of 100% control of TSLE by CGT Eletrosul; and

(d)	The write-off refers, primarily, to the ending of the concession transmission contract for the absorbed Amazonas GT, which was indemnified with the value of R$ 239,300.

In 2020, through resolution No. 2,725/2021, the ANEEL established the new RAP for the 2020-2021 cycle, including the revenues corresponding to the Periodic Tariff Review (RTP) of 21 of the Company’s concessions. Therefore, considering the new annual revenues allowed for the contracts that bear RTP, the Company measured and recorded the effects arising from this review for R$ 4,228,338 in revenue in 2020.

In 2021, the contractual transmission asset went up significantly due primarily to the increase in financial revenue, driven by the rise in inflation indices, the increase in construction revenue in the period, and the remeasure of the concession asset related to RBSE.

The increase in construction revenue in 2021 is due mainly to the re-estimation of the evolution of transmission projects underway and ANEEL’s authorizations made in the period of RAPs for completed transmission projects.

The variation in the assets related to RBSE was due basically, to the following:

a)

Reprofiling of RBSE’s financial component, approved by ANEEL in April 2021. The decision resulted in a reduction in the curve of payments related to the periodic revision of the RAPs associated with the transmission facilities for the cycles 2021/2022 and 2022/2023 and the increase in the payment flow in cycles after 2023, extending such installments until 2027/2028 the cycle, preserving, however, the remuneration by the cost of equity – RBSE’s Ke.

b)

Complementary Recognition of the cost of equity – Ke. In 2020, ANEEL ratified only the adjustment by the IPCA of unpaid RBSE values between 2017 and 2020, resulting from ABRACE’S preliminary injunction. With regard to the 2021/2022 cycle, acquiescing to a request from transmission companies, ANEEL recognized, in addition to the IPCA adjustment, the remuneration of this amount by the Ke; and

c)

Conclusion of the inspection of the report of appraisal for the Regulatory Remuneration Basis (BRR) of the Contract No. 061/2011 from Chesf. As a result, the definitive values of the Periodic Revision for the 2018/2023 cycle of the Allowed Annual Revenue (RAP) were ratified through the publication of Confirming Resolution No. 2,935/2021.

RBSE flows not discounted by receipts before the reprofiling, complementary recognition of Ke, and Chesf’s inspection are as follows:

a)	Before reprofiling:

Cycles	CGT Eletrosul	Chesf	Eletronorte	Furnas	Total
21-22	596,864	2,878,312	1,377,853	4,454,977	9,308,006
22-23	596,864	2,878,312	1,377,853	4,454,977	9,308,006
23-24	371,405	1,435,953	886,948	3,346,026	6,040,332
24-25	371,405	1,435,953	886,948	3,346,026	6,040,332
25-26	58,220	—	217,539	1,037,805	1,313,564
26-27	58,220	—	217,539	1,037,805	1,313,564
27-28	58,220	—	217,539	1,037,805	1,313,564
Total	2,111,198	8,628,530	5,182,219	18,715,421	34,637,368

b)	After reprofiling:

Cycles	CGT Eletrosul	Chesf	Eletronorte	Furnas	Total
21-22	348,483	1,730,040	840,549	2,590,286	5,509,358
22-23	402,467	1,976,338	955,493	2,984,048	6,318,346
23-24	429,533	2,301,922	1,010,851	3,770,926	7,513,232
24-25	429,533	2,301,922	1,010,851	3,770,926	7,513,232
25-26	429,533	2,301,922	1,010,851	3,770,926	7,513,232
26-27	429,533	2,301,922	1,010,851	3,770,926	7,513,232
27-28	429,533	2,301,922	1,010,851	3,770,926	7,513,232
Total	2,898,615	15,215,988	6,850,297	24,428,964	49,393,864

The changes in the flows of receivables from RBSE impacted the Company’s results by R$4,858,744. In addition to the RBSE values, in July 2021 the ANEEL, through Resolution No. 2,895/2021, approved the values of the RAPs for the 2021/2022 cycle as follows:

Eletrobras’ Companies	Approved RAPs
Chesf	1,675,244
CGT Eletrosul	877,862
Eletronorte	1,311,073
Furnas	1,800,862
Total	5,665,041

Accounting Policy

According to the Concession Contracts, the Company is responsible for transporting the energy from the generation centers to the distribution points. To fulfill this responsibility, the transmission company has two distinct performance obligations: (i) to build; and (ii) to maintain and operate the transmission infrastructure.

By fulfilling these performance obligations, the energy transmission company keeps its transmission infrastructure available to users and in return receives RAP, for the duration of the contract. The RAP received in an accounting period remunerates the activity of operation and maintenance and amortizes investments made in this transmission infrastructure. When provided for in the concession contract, the transmission company has the right to receive indemnity for eventual non-depreciated/non-amortized investments at the end of the contract.

The right to receive considerations originated by the execution of construction, operation, and maintenance activities does not depend only on the time, but on the full availability of the transmission structure, as previously mentioned. In that way, the considerations from the Company’s transmission concessions are classified as contractual assets.

The main assumptions for measuring the transmission contractual assets are summarized below:

a)	RAP revenue forecasted;
b)	Depreciation rate considered in the concession contract;
c)	Provision of indemnity in case of a potential residual balance after the end of the contractual concession period;
d)	Construction costs projection;
e)	Operation and maintenance costs projection;
f)	Implicit discount rate obtained after the projection of the flow of construction, operation, and maintenance, the pricing of margins and the projection of the flow of receivables (RAPs + Indemnity) at the moment of the contractual execution;
g)	Margin identification. The margins identified reflect the strategy defined by the Company for each concession, and vary according to various business factors; and
h)	Variable Portion – PV, utilized as a risk criterion on the formation of margins considered on the pricing for construction, operation, and maintenance activities.

NOTE 18 - FINANCIAL ASSETS AND LIABILITIES

The Company has concession contracts and authorizations in the generation segment, signed with the Granting Authority (Union), for periods varying between 20 years and 35 years, and all contracts have similarities in terms of rights and obligations of the concessionaire and the granting power. The terms of the main concessions are described in note 3.

	12/31/2021	12/31/2020
Non-current assets
Compensable Generation Concessions (a)	2,172,162	2,096,717
Itaipu Financial Asset (b)	428,865	1,103,034
Total Financial Assets	2,601,027	3,199,751

Current Liabilities
Itaipu Financial Liabilities (b)	(578,626)	(647,214)
Total Financial Liabilities	(578,626)	(647,214)

(a)Compensable Generation Concessions

In July 2021, ANEEL established the calculation criteria and procedures for the indemnity of investments in non-amortized or non-depreciated reversible goods from concessions, extended or not, under the terms of Law No. 12,783/2013. Not only that, but the ANEEL also decided in its 25th Public Ordinary Meeting of Directors of 2021, which took place on July 13, 2021, to amend the text of REN 596/2013. In this sense, the hydroelectrical installations of the subsidiaries contemplated in the analysis for the receipt of complementary indemnity are:

●	Chesf: Xingó, Paulo Afonso I, II, III, and IV, Apolônio Sales (Moxotó), Luiz Gonzaga (Itaparica), Boa Esperança, Pedra e Funil, with an installed total capacity of 9,208.5 MW;
●	Furnas: Corumbá, Funil, Furnas, Luiz Carlos de Barreto de Carvalho, Marimbondo, and Porto Colômbia, with an installed total capacity of 4,617 MW; and
●	Eletronorte: Coaracy Nunes, with an installed total capacity of 78 MW.

The Company clarifies that the values previously disclosed should be recalculated due to the new conditions established by the revision of Normative Resolution No. 596/2013, amended by Normative Resolution No. 942/2021, from July 13, 2021. Therefore, the Company has started the process of evaluation of corroborating documents, being executed by the ANEEL for the ratification of the effective values for the generation with a deadline of 365 days after the publication of Normative Resolution No. 942/2021., see note 3.1. The company’s request for indemnity goes above the values currently recorded.

It is noteworthy that the aforementioned hydroelectric installations from the subsidiaries included in the analysis for the receipt of complementary indemnity did not have their respective capacities (MW) audited.

(b)	Itaipu Financial Assets (Liabilities)

	12/31/2021	12/31/2020
Current Assets/Liabilities
Accounts Receivable	3,665,620	3,921,488
Right of Reimbursement	2,837,610	2,608,840
Energy Suppliers - Itaipu	(3,213,830)	(3,314,717)
Reimbursement Obligations	(3,868,026)	(3,862,825)
	(578,626)	(647,214)
Non-current assets /liabilities
Accounts Receivable	406,085	656,177
Right of Reimbursement	306,339	1,891,004
Reimbursement Obligations	(283,559)	(1,444,147)
	428,865	1,103,034

Total	(149,761)	455,820

The effects of the constitution of the financial asset Itaipu are inserted above and detailed below:

●	Adjustment factor

The balances resulting from the Itaipu Binacional adjustment factor inserted in the Financial Assets and Liabilities line items are shown in the following table:

	12/31/2021		12/31/2020
	R$ (thousand)	US$ (thousand)	R$ (thousand)	US$ (thousand)
Regulatory Asset - Current Asset	2,837,610	508,487	2,608,839	502,018
Regulatory Asset - Non-current Asset	306,339	54,895	1,891,004	363,885
Total Assets	3,143,949	563,382	4,499,843	865,903

Reimbursement obligation - Union - Current liabilities	(2,162,803)	(387,564)	(1,639,568)	(315,502)
Reimbursement obligation - Union - Non-current liabilities	(283,559)	(50,812)	(1,444,147)	(277,897)
Total liabilities	(2,446,362)	(438,376)	(3,083,715)	(593,399)

Net financial assets	697,587	125,006	1,416,128	272,504

Adopted Rate:	12/31/2021		12/31/2020
USD	5.58		5.20

The Company’s liabilities will be transferred to the National Treasury until 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury in 1999.

Such amounts will be realized through their inclusion in the transfer tariff to be practiced until 2023.

●	Commercialization of electricity from Itaipu

The commercialization operation does not impact the Company’s results, and, under the terms of the current regulation, the negative result represents an unconditional right to receive and, if positive, an effective obligation.

On December 31, 2021, the commercialization activity presented a surplus of R$ 756,443 (at a surplus of R$ 632,656 on December 31, 2020), with the resulting obligation being considered as part of the financial liability line item.

Accounting Policy

The Company recognizes a financial asset when it receives in cash or other financial assets, from the granting authority, in exchange for the construction or improvement, operation, and maintenance of public sector asset for a specified period of time.

The assets originating from the concession contracts of RBSE’s transmission segment are measured at fair value through the result of the agreement following the provisions of IFRS 9.

Within the concession contracts, the generation contracts, the commercialization of Itaipu’s electric energy, and RSBE’s transmission contracts remunerated by the RAP are classified as indemnifiable financial assets. The other transmission contracts are classified as contractual assets.

Generation Concessions and Authorizations

a)

Hydraulic and thermal generation - As of January 1, 2013, the concessions directly affected by Law 12.783 / 2013, until then outside the scope of International Financial Reporting Interpretations Committee (IFRIC) – 12 Service Concession Arrangements, become part of the scope of such regulations, considering the change in the price regime, becoming a regulated tariff for these concessions;

b)

Nuclear generation – This has a specific charging system, as it is an authorization and not a concession. Also, it is not within the scope of IFRIC 12 because it is it’s the Company’s own assets with no forecast of reversion to the period of operation. At the end of the operating period, the assets must be decommissioned.

Itaipu Binacional

Itaipu Binacional is governed by a 1973 Binational Treaty in which the tariff conditions were established, the basis for the formation of the tariff being determined exclusively to cover the expenses and debt service of this Company.

The tariff base and commercialization terms will be in effect until 2023, which corresponds to a significant part of the plant’s useful life, when the tariff base and the commercialization terms will then have to be reviewed by the contract parties, which are the Brazilian and Paraguayan States. The Itaipu tariff is a “per service cost” tariff and was established in a preponderant manner to allow payment of the debt service, which has a final maturity in 2023, and to maintain its operating and maintenance expenses. According to the Treaty, the Company is responsible for acting as agent in the commercialization of the energy produced by Itaipu and destined for the Brazilian market.

NOTE 19 - INVESTMENTS

	12/31/2021	12/31/2020
Jointly Controlled Companies
Norte Energia S.A – NESSA	6,384,303	6,600,626
Energia Sustentável do Brasil S.A - ESBR	3,295,627	3,250,575
Belo Monte Transmissora de Energia SPE S.A. – BMTE	1,895,036	1,702,719
Interligação Elétrica do Madeira S.A. – IE Madeira	1,409,983	1,375,039
Teles Pires Participações S.A. - TPP	789,994	746,820
Mata de Santa Genebra Transmissão S.A.	634,284	534,167
Chapecoense Geração S.A.	454,259	373,740
Empresa de Energia São Manoel S.A.	428,168	434,379
Interligação Elétrica Garanhuns S.A. – IE Garanhuns	413,106	324,874
Companhia Energética Sinop S.A. – SINOP	349,256	555,783
Enerpeixe S.A.	266,309	265,711
Sistema de Transmissão Nordeste S.A. - STN	258,272	217,861
Paranaíba Transmissora de Energia S.A.	188,675	173,434
Triangulo Mineiro Transmissora de Energia S.A.	182,828	126,654
Goiás Transmissão S.A.	177,274	212,431
Retiro Baixo Energética S.A.	168,726	157,183
MGE Transmissão S.A.	168,273	137,148
Madeira Energia S.A. MESA	—	906,289
Transenergia Renovável S.A.	97,461	116,395
Vale do São Bartolomeu Transmissora de Energia S.A.	79,406	64,019
Luziania-Niquelandia Transmissora S.A.	38,320	31,179
Norte Brasil Transmissora de Energia S.A. – NBTE (c)	—	795,287
Transnorte Energia S.A.	—	25,498
Transmissora Sul Litorânea de Energia S.A. – TSLE	—	171,632
Other	777,449	877,630
	18,457,009	20,177,073
Associate Companie
Companhia de Transmissão de Energia Elétrica Paulista – CTEEP	4,451,016	4,314,282
Energética Águas da Pedra S.A. – EAPSA	291,327	244,444
Lajeado Energia S.A.	99,516	90,340
CEB Lajeado S.A.	74,160	67,956
Paulista Lajeado Energia S.A.	37,925	38,056
Other	2,358,219	2,064,092
	7,312,163	6,819,170
Total Investments	25,769,172	26,996,243

(a)Amazonas GT was merged into Eletronorte in July 2021;

(b)	CGT Eletrosul absorbed Fronteira Oeste Transmissora de Energia S.A. - FOTE in August 2021 and also acquired control of TSLE in November 2021; and
(c)	The joint sale of the shares of Norte Brasil Transmissora de Energia S.A. - NBTE by the subsidiary Eletronorte for Leovac Participações S.A. took place in September 2021.

Measured at fair value

		SHAREHOLDER
	PARTICIPATIONS	AMOUNT (a)	FAIR VALUE
	12/31/2021	12/31/2021	12/31/2021	12/31/2020
AES Tietê Energia S.A	7.56%	35,872	333,932	498,636
Companhia Energética do Ceará - COELCE	7.06%	63,019	254,664	291,655
Energisa Holding	2.31%	389,337	354,279	439,887
Companhia Energética do Sao Paolo - CESP	2.05%	122,284	224,090	238,437
Centrais Elétricas de Santa Catarina - CELESC	10.75%	266,636	281,924	226,650
Companhia Paranaense de Energia - COPEL	0.56%	60,413	92,459	107,154
Equatorial Energia Pará	0.99%	16,075	117,671	80,309
Neoenergia Pernambuco	1.56%	10,365	31,941	39,489
Energisa Mato Grosso – Distribuidora de Energia S.A.	0.18%	3,064	32,400	11,960
Rio Parapanema Energia	0.47%	3,924	14,615	19,322
Companhia Energética de Brasilia - CEB	2.10%	11,861	23,650	45,854
Other	Between 0.06% to 0.31%	42,433	116,984	93,926
		1,025,283	1,878,609	2,093,279

(a)	Equity value according to the participation of Eletrobras and its subsidiaries in the share capital of the companies.

19.1 - Provisions for investment losses

The Company estimates the recoverable value of its investments in the Affiliates based on the value to the shareholder, calculated from the discounted cash flow, or the market value, in cases in which there was a transaction under market conditions for any SPE.

The assumptions used consider the Company’s Management’s best estimate of future trends in the electricity sector and are based both on external sources of information and on historical data from the SPEs. The main premises are described below:

●	Growth compatible with historical data and growth prospects for the Brazilian economy;
●	Discount rate per year (after taxes*) specific to each SPE, respecting the capital structure and cost of debt of each one, using the WACC, using the same parameters, except for the capital structure and cost of debt, used to calculate the discount rates for corporate assets mentioned in more detail in note 22;
●	Revenues projected in accordance with the contracts, with no provision for extending the concession/authorization; and
●	Expenses considering the Business Plan of each investee and the historical values realized.

* The use of post-tax discount rates in determining the amounts in use would not result in materially different recoverable amounts if pre-tax rates were used.

The balance of provisions for investment losses is shown below:

	12/31/2021	12/31/2020
Energia Sustentável do Brasil S.A. – ESBR	309,617	432,250
Interligação Elétrica do Madeira S.A. – IE Madeira	310,411	210,091
Companhia Energética Sinop S.A. – SINOP	354,900	218,280
Empresa de Energia São Manoel S.A.	177,516	197,467
Mata de Santa Genebra Transmissão S.A.	73,868	124,623
Transnorte Energia S.A.	133,058	108,937
Belo Monte Transmissora de Energia SPE S.A. – BMTE	—	111,374
Norte Brasil Transmissora de Energia S.A. – NBTE (a)	—	78,000
Interligação Elétrica Garanhuns S.A. – IE Garanhuns	—	38,069
Madeira Energia S.A. – MESA	—	66,372
Fronteira Oeste Transmissora de Energia S.A. – FOTE (b)	—	23,881
Other	7,294	2,531
	1,366,664	1,611,875

(a)	In September 2021, the joint sale of the shares of NBTE by the subsidiary Eletronorte to Leovac Participações S.A. took place; and
(b)	FOTE was merged into CGT Eletrosul in August 2021.

19.1.1 - Norte Energia S.A. (NESA)

Technical Pronouncement IAS 36 – Impairment of Assets, determines that an asset must be recorded in an amount that does not exceed the amount to be recovered by the use or sale of that asset and defines the recoverable value as the highest value between the net fair value of the sale expenses of an asset or cash generating unit and its value in use.

Fair value, in accordance with IFRS 13 – Fair Value Measurement, is the price that would be received by the sale of an asset or that would be paid for the transfer of a liability in an unforced transaction between market participants on the measurement date. The value in use, according to IAS 36 itself, is the present value of expected future cash flows that must come from an asset or cash generating unit.

The value in use, as its name suggests, represents the value expected by the company (internal view) resulting from the performance of the asset throughout its useful life. The fair value corresponds to the measurement of the amount to be received in case of a sale of this asset (external view). The Company estimates the recoverable value of its fixed and intangible assets based on value in use. The value in use is evaluated based on the present value of the estimated future cash flow.

According to the normative forecast, the Company must evaluate at the end of each reporting period, if there is any indication that an asset may have undergone devaluation. If there is any indication, the Company must estimate the recoverable value of the asset.

The Company estimated the value in use of its participation of 49.98% in NESA, resulting in the recoverable value of R$ 8,124,808 (R$ 16,256,118 for 100% of NESA), a value higher than the recorded book value of R$ 6,384,303.

The Company conducted the NESA recoverability test considering specific assumptions such as energy trading information and capital cost. The assumptions used aim at the better estimate of the Administration regarding future trends in the electricity sector and are based on both external and internal sources of information and historical data of the cash generating units.

19.2 - Provision for short-term liabilities

Arbitration of Madeira Energia S.A. (MESA)

The subsidiary Furnas holds 43.06% of the share capital of MESA’s wholly owned subsidiary Santo Antonio Energia (SAESA).

On March 16, 2022, the decision was made available by the Market Arbitration Chamber handed down its decision in requests for clarification under Arbitration Procedure No. 115/2018, which ordered the return of capital contributions made by the shareholders of MESA. In this arbitration, the other shareholders, CEMIG and SAAG, requested the cancellation of MESA’s Extraordinary General Meeting of August 28, 2018, held in respect of the capitalization of MESA as a necessary step for the reprofiling of SAESA’s debts with BNDES and transfer banks, signed in December of that year.

Furnas, as part of that arbitration, is analyzing the necessary measures to be adopted to safeguard and protect its interests and its subsidiary’s interests, always with respect to contracts, guarantees, obligations and commitments entered into with the stakeholders of MESA and SAESA. This arbitrational decision does not have any accounting effects for Eletrobras.

Arbitration of Santo Antonio Energia S.A. (SAESA)

In addition, a second arbitration of SAESA was decided in favor of the construction consortium and the decision was published on February 07, 2022. Currently, the execution of the sentence is at the following stages:

a)On March 9, 2022, SAESA filed a request for clarification of certain points of the judgment, including in relation to certain pecuniary aspects. Only after consideration of this request and possible clarifications to be requested by the other parties involved will the judgment become final, able to produce effects and with the effective definition of the values to become potentiallydue by SAESA;

b)Part of the requests were deferred, as well as some of the requests of the Santo Antônio Construction Consortium (CCSA) and its consortium members via-a-vis SAESA, and the arbitral tribunal initially declared the ineffectiveness of the instrument entitled “Terms and Conditions”, which supported the recognition, by SAESA, of the Reimbursable Expenditures, as explained in its financial statements.

In addition to the origin in relation to the CCSA’s requests, with which SAESA strongly disagrees, already provisioned in its financial statements under the line items Collateral in guarantee in the amount of R$ 769,897 and Other Provisions in the amount of R$ 492,017, other claims with an additional amount estimated in R$ 226,000 to be paid were deferred;

c)According to the financing agreements entered into by SAESA and BNDES and financing agreements with BNDES resources, the amounts which SAESA may potentially be ordered to pay must be paid according to the procedures set out in the respective financing agreements.

SAESA reiterated that it continues to evaluate the impacts of the Arbitration Procedure, which is still ongoing and therefore remains confidential.

MESA Investment

Based on the above information and considering IAS 10 - Events after the Reporting Period in which it is mentioned that adverse or unfavorable events to the company (Furnas and Eletrobras) after the end of the accounting period, which refers to the financial statements up to the date of its approval for issuance, should be disclosed in an explanatory note of subsequent events and/or the financial statements should be adjusted to reflect the accounting impacts of these events, the Company made the necessary adjustments to reflect the preliminary results of the said arbitral award.

For the purposes of the adjustment, the Company considered the future disbursements estimated by SAESA regarding the arbitration procedure and its reflections from the perspective of an investment partner making the adjustment in MESA’s corporate investment, which exceeded its participation in the investee, thus being represented by the nullity of the investment.

In addition, the financing agreements entered into by SAESA, as well as the equity support agreements to which the shareholders are a part expressly provide that the partners would be obliged to provide capital to SAESA to pay the debt of the Arbitration Procedure. Therefore, Furnas recognized at provision for exposed liabilities in the amount of R$ 705,864 referring to the future value contribution in proportion to its participation in the SPE as a legal obligation, pursuant to IAS 28 - Investments in Associates and Joint Ventures.

19.3 - Change in investments

Below is the movement in the most relevant investments of the Company:

			Transfer to						Dividends and
			assets held	Other			Capital		Interest on
	Balance as of	Captial	for sale (d) /	Comprehensive	Capitalization	Acquisition	Increase /	Investees’	Shareholder’s	Equity	Provision	Balance as of
Associated companies and jointly-controlled ventures	12/31/2020	contribution	Write-off (e)	Results	of AFAC	of control	Reduction	adjustments	equity	Method	for Losses	12/31/2021
Norte Energia – NESA	6,600,626	—	—	—	—	—	—	—	—	(216,323)	—	6,384,303
Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP	4,314,282	11,843	—	(4,084)	—	—	9,082	—	(846,968)	966,861	—	4,451,016
Energia Sustentável do Brasil S.A - ESBR	3,250,575	—	—	—	—	—	—	—	—	(77,581)	122,633	3,295,627
Belo Monte Transmissora de Energia SPE S.A. - BMTE	1,702,719	—	—	—	—	—	—	(43,996)	(37,963)	162,902	111,374	1,895,036
Interligação Elétrica do Madeira S.A. - IE Madeira	1,375,039	—	—	—	—	—	—	279	(132,921)	267,906	(100,320)	1,409,983
Madeira Energia S.A. - MESA	906,289	—	—	—	—	—	—	—	—	(972,661)	66,372	—
Norte Brasil Transmissora de Energia S.A. - NBTE	795,287	—	(740,382)	—	—	—	—	29,441	—	23,746	(108,092)	—
Teles Pires Participações S.A. - TPP	746,820	38,679	—	—	—	—	—	—	—	4,495	—	789,994
Companhia Energética Sinop S.A. - SINOP	555,783	—	—	—	—	—	—	—	—	(69,907)	(136,620)	349,256
Empresa de Energia São Manoel S.A.	434,379	—	—	—	—	—	—	—	—	(26,162)	19,951	428,168
Mata de Santa Genebra Transmissão S.A.	534,167	—	—	—	—	—	—	—	(13,559)	62,921	50,755	634,284
Chapecoense Geração S.A.	373,740	—	—	—	—	—	—	—	(93,861)	174,380	—	454,259
Interligação Elétrica Garanhuns 5.A. - IE Garanhuns	324,874	—	—	—	—	—	—	—	(14,532)	64,695	38,069	413,106
Enerpeixe S.A	265,711	—	—	—	—	—	—	—	1,725	(1,127)	—	266,309
Energética Águas da Pedra S.A - EAPSA	244,444	—	—	—	—	—	—	—	(50,894)	97,777	—	291,327
Transmissora Sul Litorânea de Energia S.A - TSLE (b)	171,632	17,194	—	—	—	(200,605)	—	—	(13,041)	24,820	—	—
Sistema de Transmissão Nordeste - STN	217,861	—	—	—	—	—	—	36,322	(46,226)	50,315	—	258,272
Goiás Transmissão S.A	212,431	—	—	—	—	—	—	—	(79,724)	44,567	—	177,274
Paranaíba Transmissora de Energia S.A	173,434	—	—	—	—	—	—	—	(5,732)	20,973	—	188,675
Rouar S.A	128,315	—	—	10,990	—	—	(5,338)	—	(5,099)	5,396	—	134,264
Transnorte Energia S.A	25,498	—	—	—	9,800	—	—	—	—	(11,177)	(24,121)	—
MGE Transmissão S.A	137,148	—	—	—	—	—	—	—	(7,332)	38,457	—	168,273
Transenergia Renovável S.A	116,395	—	—	—	—	—	—	—	(33,401)	14,467	—	97,461
Retiro Baixo Energética S.A	157,183	—	—	—	1,225	—	—	—	(3,214)	13,532	—	168,726
Triângulo Mineiro Transmissora S.A	126,654	—	—	—	—	—	—	34,220	(3,920)	25,874	—	182,828
Vale do São Bartolomeu S.A	64,019	—	—	—	—	—	—	—	—	15,387	—	79,406
Lajeado Energia S.A	90,340	—	—	175	—	—	—	—	(126,889)	135,890	—	99,516
CEB Lajeado S.A	67,956	—	—	18	—	—	—	—	(25,769)	31,955	—	74,160
Paulista Lajeado S.A	38,056	—	—	—	—	—	—	—	(19,502)	19,371	—	37,925
Luziania-Niquelandia Transmissora S.A.	31,179	—	—	—	—	—	—	—	(5,348)	12,489	—	38,320
Fronteira Oeste Transmissora de Energia (c)	79,003	—	—	—	—	(105,018)	—	—	—	2,134	23,881	—
Others	2,734,404	35,593	(20,831)	196,657	—	—	—	(67,637)	(404,263)	525,216	2,265	3,001,404
Total Investments	26,996,243	103,309	(761,213)	203,756	11,025	(305,623)	3,744	(11,371)	(1,968,433)	1,431,588	66,147	25,769,172

	Balance as of			Other		Adjustments	Dividends and
	12/31/2019	Capital		Comprehensive	Capitalization	from previous	Interest on	Equity	Provision	Balance as of
Associated companies and jointly-controlled ventures	(Restated)	contribution	Write-off	Results	of AFAC	fiscal years	Shareholder’s equity	Method	for Losses	12/31/2020
Norte Energia – NESA	7,030,651	—	—	—	—	—	—	(430,025)	—	6,600,626
Companhia de Transmissão de Energia Elétrica Paulista S.A, - CTEEP	3,681,099	—	—	(92,138)	—	—	(412,819)	1,138,140	—	4,314,282
Energia Sustentável do Brasil S.A - ESBR	2,840,844	—	—	—	144,400	—	—	(123,695)	389,026	3,250,575
Belo Monte Transmissora de Energia SPE S.A. - BMTE	1,574,228	—	—	—	—	32,482	(17,124)	144,195	(31,062)	1,702,719
Interligação Elétrica do Madeira S.A. - IE Madeira	1,567,055	—	—	—	—	(279)	(5,717)	24,071	(210,091)	1,375,039
Madeira Energia S.A. - MESA	1,518,931	—	—	—	—	—	—	(622,438)	9,796	906,289
Norte Brasil Transmissora de Energia S.A. - NBTE	920,276	—	—	—	—	(29,443)	(87,579)	70,033	(78,000)	795,287
Teles Pires Participações S.A. - TPP	753,865	28,490	—	—	—	—	—	(35,535)	—	746,820
Companhia Energética Sinop S.A. - SINOP	503,010	—	—	—	—	—	—	69,953	(17,180)	555,783
Empresa de Energia São Manoel S.A.	528,412	—	—	—	—	—	—	(25,260)	(68,773)	434,379
Mata de Santa Genebra Transmissão S.A.	570,803	39,322	—	—	—	—	—	48,665	(124,623)	534,167
Chapecoense Geração S.A.	409,864	—	—	—	—	—	(148,310)	112,186	—	373,740
Interligação Elétrica Garanhuns 5.A. - IE Garanhuns	318,267	—	—	—	—	—	(26,977)	36,913	(3,329)	324,874
Enerpeixe S.A	254,272	—	—	—	—	—	(35,175)	46,614	—	265,711
Energética Águas da Pedra S.A - EAPSA	233,604	—	—	—	—	—	(48,248)	59,088	—	244,444
Transmissora Sul Litorânea de Energia S.A - TSLE	150,375	—	—	—	—	—	—	21,258	—	171,632
Sistema de Transmissão Nordeste - STN	177,158	—	—	—	—	—	(28,934)	69,637	—	217,861
Goiás Transmissão S.A	204,859	—	—	—	—	—	(2,358)	9,930	—	212,431
Paranaíba Transmissora de Energia S.A	153,725	—	—	—	—	—	(6,139)	25,848	—	173,434
Rouar S.A	109,643	—	—	31,760	—	—	(18,622)	5,534	—	128,315
Transnorte Energia S.A	39,973	—	—	—	—	—	—	(343)	(14,132)	25,498
MGE Transmissão S.A	139,176	—	—	—	—	—	—	(2,028)	—	137,148
Transenergia Renovável S.A	116,471	—	—	—	—	(1)	(9,992)	9,917	—	116,395
Retiro Baixo Energética S.A	144,796	—	—	—	—	—	(3,858)	16,245	—	157,183
Triângulo Mineiro Transmissora S.A	112,865	—	—	—	—	—	(1,470)	15,259	—	126,654
Vale do São Bartolomeu S.A	60,305	357	—	—	—	—	—	3,357	—	64,019
Lajeado Energia S.A	67,230	—	—	13	—	—	(73,496)	96,593	—	90,340
CEB Lajeado S.A	63,047	—	—	4	—	—	(19,139)	24,044	—	67,956
Paulista Lajeado S.A	29,967	—	—	—	—	—	—	8,089	—	38,056
Others	2,681,493	—	(2,941)	(116,331)	63,315	133,951	(416,536)	519,252	(17,617)	2,844,586
Total Investments	26,956,264	68,169	(2,941)	(176,692)	207,715	136,710	(1,362,493)	1,335,498	(165,985)	26,996,243

(a)	The joint sale of NBTE’s shares by the subsidiary Eletronorte to Leovac Participações S.A. took place in September 2021.
(b)	The control of TSLE was transferred to CGT Eletrosul in December 2021.
(c)	FOTE has been incorporated by CGT Eletrosul in August 2021.
(d)	The balance of R$740,382 refers to assets held for sale; for more information see note 46.
(e)	The balance of R$ 20,831 refers to the write-off in the year of Manaus Construtora investment due to its liquidation.

						Dividends
					Adjustments	and Interest
	Balance as of	Capital	Other		from	on			Balance as of
	12/31/2018	contribution/	Comprehensive	Capitalization	previous	Shareholder’s	Equity	Provision for	12/31/2019
Associated companies and jointly-controlled ventures	(Restated)	reduction	Results	of AFAC	fiscal years	equity	Method	Losses	(Restated)
Norte Energia – NESA	6,595,928	—	—	—	—	—	167,128	267,595	7,030,651
Companhia de Transmissão de Energia Elétrica Paulista S.A, - CTEEP	4,024,671	—	(15,133)	—	(363,685)	(358,579)	393,825	—	3,681,099
Energia Sustentável do Brasil S.A - ESBR	2,976,447	—	—	337,200	—	—	(38,299)	(434,504)	2,840,844
Madeira Energia S.A. - MESA	1,852,241	—	—	—	—	—	(409,816)	76,506	1,518,931
Belo Monte Transmissora de Energia SPE S.A. - BMTE	1,303,752	—	—	—	(14,936)	(2,613)	89,611	198,414	1,574,228
Interligação Elétrica do Madeira S.A. - IE Madeira	1,491,339	—	—	—	—	—	75,716	—	1,567,055
Norte Brasil Transmissora de Energia S.A. - NBTE	1,082,843	—	—	—	(208,593)	(22,211)	68,237	—	920,276
Teles Pires Participações S.A. - TPP	714,508	55,962	—	—	—	—	(29,937)	13,332	753,865
Companhia Energética Sinop S.A. - SINOP	462,114	264,568	—	—	—	—	(39,738)	(183,934)	503,010
Empresa de Energia São Manoel S.A.	351,065	19,333	—	—	—	—	(6,962)	164,976	528,412
Mata de Santa Genebra Transmissão S.A.	361,684	130,289	—	—	—	—	(41,815)	120,645	570,803
Chapecoense Geração S.A.	395,841	—	—	—	—	(108,460)	122,483	—	409,864
Interligação Elétrica Garanhuns 5.A. - IE Garanhuns	251,729	—	—	—	—	(5,897)	36,484	35,951	318,267
Enerpeixe S.A	260,599	—	—	—	—	(54,430)	48,103	—	254,272
Energética Águas da Pedra S.A - EAPSA	218,301	—	—	—	—	(41,939)	57,242	—	233,604
Transmissora Sul Litorânea de Energia S.A - TSLE	156,340	—	—	—	—	195	(6,160)	—	150,375
Sistema de Transmissão Nordeste - STN	165,749	—	—	—	—	(16,044)	27,453	—	177,158
Goiás Transmissão S.A	188,574	—	—	—	—	(5,072)	21,357	—	204,859
Paranaíba Transmissora de Energia S.A	140,919	—	—	—	—	(2,986)	15,792	—	153,725
Rouar S.A	124,448	—	5,029	—	—	(21,060)	1,226	—	109,643
Transnorte Energia S.A	21,149	—	—	—	(73)	—	(4,963)	23,860	39,973
MGE Transmissão S.A	127,583	—	—	—	—	—	11,593	—	139,176
Transenergia Renovável S.A	124,031	—	—	—	—	(15,713)	8,153	—	116,471
Retiro Baixo Energética S.A	134,277	—	—	—	—	(3,277)	13,796	—	144,796
Triângulo Mineiro Transmissora S.A	91,698	1,406	—	—	—	—	19,761	—	112,865
Vale do São Bartolomeu S.A	51,173	4,926	—	—	(1)	—	4,207	—	60,305
Lajeado Energia S.A	79,923	—	(67)	—	4,838	(78,566)	61,102	—	67,230
CEB Lajeado S.A	52,804	—	(18)	—	—	(17,232)	27,493	—	63,047
Paulista Lajeado S.A	30,241	—	—	—	—	(7,259)	6,985	—	29,967
Outros	2,647,487	(132,841)	(77,231)	114,005	(79,067)	(381,941)	545,569	45,512	2,681,493
Total de Investimentos	26,479,458	343,643	(87,419)	451,205	(661,517)	(1,143,084)	1,245,626	328,353	26,956,264

19.4 - Summary of information on the main joint ventures and associates

	12/31/2021
	Percentage of	Current	Non-current	Total	Current	Non-current	Net	Total	Net operating	Net
Balance Sheet	participation	assets	assets	Assets	Liabilities	Liabilities	worth	liabilities	revenue	Profit / (Loss)
Jointly controlled companies
Norte Energia S.A - NESA	49.98%	1,489,913	41,641,146	43,131,059	1,678,941	28,705,845	12,746,273	43,131,059	4,836,435	(432,814)
Energia Sustentável do Brasil S.A. - ESBR	40.00%	567,089	19,816,570	20,383,659	730,876	10,639,673	9,013,110	20,383,659	2,783,506	(193,955)
Belo Monte Transmissora de Energia SPE S.A	49.50%	1,073,113	7,438,788	8,511,901	546,168	4,098,559	3,867,174	8,511,901	896,974	326,221
Interligação Elétrica do Madeira S.A. – IE Madeira	49.50%	928,778	6,088,383	7,017,161	610,022	2,896,130	3,511,009	7,017,161	920,715	546,746
Teles Pires Participações S.A. - TPP	49.72%	207,346	4,706,886	4,914,232	293,823	3,005,205	1,615,204	4,914,232	833,258	9,487
Madeira Energia S.A. - mesa	43.00%	927,739	23,286,096	24,213,835	2,309,383	20,412,415	1,492,037	24,213,835	3,757,969	(12,386)
Companhia Energética Sinop S.A. - SINOP	49.00%	192,906	2,785,496	2,978,402	93,089	1,448,258	1,437,055	2,978,402	279,338	(142,665)
Empresa de Energia São Manoel S.A.	33.00%	236,782	3,596,547	3,833,329	191,359	1,824,900	1,817,070	3,833,329	334,337	(73,793)
Mata de Santa Genebra Transmissora S.A.	50.00%	710,119	2,758,854	3,468,973	123,884	1,925,948	1,419,141	3,468,973	426,573	126,094
Chapecoense Geração S.A.	40.00%	491,037	2,760,867	3,251,904	441,471	1,674,787	1,135,646	3,251,904	1,068,277	435,951
Interligação Elétrica Garanhuns S.A. – IE Garanhuns	49.00%	136,381	1,099,741	1,236,122	79,764	313,284	843,074	1,236,122	185,026	132,028
Enerpeixe S.A.	40.00%	136,118	1,730,856	1,866,974	210,085	991,116	665,773	1,866,974	421,390	(2,817)

Affiliates
Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP	35.08%	3,747,849	25,228,890	28,976,739	1,229,194	12,954,810	14,792,735	28,976,739	5,534,129	3,037,808

	12/31/2020
	Percentage								Net
	of	Current	Non-current		Current	Non-current			operating	Net Profit /
Balance Sheet	participation	assets	assets	Total Assets	Liabilities	Liabilities	Net worth	Total 1iabilities	revenue	(Loss)
Jointly controlled companies
Norte Energia S.A - NESA	49.98%	1,796,877	42,691,891	44,488,768	1,957,228	29,357,442	13,174,098	44,488,768	4,402,647	(860,393)
Energia Sustentável do Brasil S.A. - ESBR	40.00%	989,250	20,088,832	21,078,082	978,648	10,892,330	9,207,104	21,078,082	2,676,045	(309,195)
Belo Monte Transmissora de Energia SPE S.A - BMTE	49.00%	963,497	7,198,219	8,161,716	500,544	4,047,209	3,613,963	8,161,716	833,619	294,278
Interligação Elétrica do Madeira S.A. – IE Madeira	49.00%	868,642	5,789,039	6,657,681	382,701	3,031,839	3,243,141	6,657,681	595,799	49,125
Teles Pires Participações S.A. - TPP	49.72%	274,020	4,918,375	5,192,395	316,956	3,347,957	1,527,482	5,192,395	792,973	(72,291)
Madeira Energia S.A. - MESA	43.00%	945,143	21,369,986	22,315,129	1,149,935	18,906,101	2,259,093	22,315,129	3,200,238	(1,445,667)
Companhia Energética Sinop S.A. - SINOP	49.00%	258,879	2,702,367	2,961,246	87,748	1,437,924	1,435,574	2,961,246	269,647	(105,647)
Empresa de Energia São Manoel S.A.	33.00%	193,508	3,723,477	3,916,985	210,909	1,815,213	1,890,863	3,916,985	360,656	(80,474)
Mata de Santa Genebra Transmissora S.A.	50.00%	366,390	2,565,115	2,931,505	158,351	1,452,934	1,320,220	2,931,505	364,070	96,994
Chapecoense Geração S.A.	40.00%	265,107	2,624,982	2,890,089	371,413	1,584,327	934,349	2,890,089	935,862	280,465
Interligação Elétrica Garanhuns S.A. – IE Garanhuns	49.00%	113,222	1,008,012	1,121,234	71,093	309,438	740,703	1,121,234	114,343	75,331
Enerpeixe S.A.	40.00%	476,575	1,758,817	2,235,392	793,861	777,254	664,277	2,235,392	303,132	116,532

Affiliates
Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP	36.05%	5,507,858	19,084,500	24,592,358	1,372,497	9,094,419	14,125,442	24,592,358	3,696,428	3,382,650

19.5 - Market value of associates that are quoted on the stock exchange (B3)

		Fair value (a)
Publicly traded companies	Participation	12/31/2021	12/31/2020
Valued using the equity method
Companhia de Transmissão de Energia Elétrica Paulista S.A - CTEEP	35.80%	5,775,156	6,521,147
Equatorial Maranhão Distribuidora de Energia S.A.	33.55%	2,238,434	2,624,872
State Electric Power Generation and Transmission Company - CEEE-GT	32.66%	—	1,634,744
State Electric Power Transmission Company - CEEE-T	32.65%	1,180,812	—
Empresa Metropolitana de Águas de Energia S.A. – EMAE	40.44%	1,095,497	1,087,136
State Electricity Distribution Company - CEEE-D	4.62%	152,108	316,343

(a)	Based on the share price on the base date.

In March 2020, the Management of CEEE-GT received a notification from the State of Rio Grande do Sul referring to the intention to initiate the process of partial split of the then denominated Company, segregating the segments of Generation and Transmission. In April 2021, the condition precedent was fulfilled with the respective efficacy of split.

19.6 – Net Working Capital of Subsidiaries and Affiliates

Subsidiaries

a)

Eletronuclear - Its main objective is the construction and operation of nuclear power plants and engineering and related services in the state of Rio de Janeiro. On December 31, 2021, the subsidiary had positive net working capital of R$ 17,957 (negative R$ 512,826 on December 31, 2020).

Affiliates

b)

The Company also holds stakes, through its subsidiaries, in the SPEs Madeira Energia S.A., Norte Energia S.A., Teles Pires Participações S.A., Enerpeixe S.A., and Energia Sustentável do Brasil S.A., which presented on December 31, 2021 negative net working capital of R$ 1,381,644, R$ 189,028, R$ 86,477, R$ 73,967, and R$ 163,787, respectively (negative R$ 204,792, R$ 160,351, R$ 42,936, and R$ 317,286, and positive R$ 10,544, respectively, on December 31, 2020). Additionally, provisions were considered for cases in which the Company has a legal obligation in investees that have an investment reduced to zero.

Accounting Policy

The Company evaluates its investments through the cost method when it does not have significant influence, and through the equity method when it has the power to influence the decisions of its investees.

In the cost method, initially, the recognition is made through the cost, evaluated by its fair value and in cases of receipt of dividends, it is then recorded directly on the revenue sheet. In the equity method, initially the recognition is made by cost, updated yearly according to the investee’s owner equity proportionally to Eletrobras’ percentage, and in the case of the receipt of dividends, it is credited on the asset on the investment account.

The consolidated financial statements cover information from Eletrobras and its subsidiaries, jointly controlled operations and consolidated structured entities.

The subsidiaries and controlled companies are consolidated from the date on which control is obtained until the date on which this control ceases to exist, using accounting practices consistent with those adopted by the Company. The transactions and balances between group companies, including unrealized profit from these transactions, are eliminated in the consolidation process.

Control is obtained when Eletrobras holds:

i.	Power over the investee;
ii.	Exposure to or rights over variable returns resulting from its involvement with the investee; and
iii.	The capacity to utilize its power over the investee to affect the value of its returns.

NOTE 20 - FIXED ASSETS, NET

Property, plant and equipment items refer substantially to the infrastructure for generating electricity from non-extended concessions and corporate assets. The most significant additions refer to the subsidiaries Eletronuclear and Furnas.

The following shows the movement of property, plant and equipment:

						Transfers
						Held for
	Balance on	Addition	Write-offs /			Sale/Merger	Balance on
	12/31/2020	/ Constitution	reversals	Depreciation	Transfers	(a)	12/31/2021
Fixed assets in service
Dams, reservoirs and water mains	6,689,554	—	—	(305,483)	28,924	—	6,412,995
Buildings, civil works and improvements	3,124,535	3,447	—	(193,055)	(32,865)	(16,897)	2,885,165
Machines and equipment	11,928,760	67,914	(179,523)	(1,160,899)	1,692,395	(122,841)	12,225,806
Other	218,452	23,832	13,851	(16,567)	39,391	12	278,971
Provision for recoverable value of assets (Impairment)	(3,056,704)	(262,738)	738,730	—	102,110	23,762	(2,454,840)
	18,904,597	(167,545)	573,058	(1,676,004)	1,829,955	(115,964)	19,348,097

Fixed assets in progress (b)	17,159,375	2,432,269	(271,206)	—	(1,729,474)	(106,620)	17,484,344
Provision for recoverable value of assets (Impairment) (c)	(4,508,764)	—	—	—	—	—	(4,508,764)
	12,650,611	2,432,269	(271,206)	—	(1,729,474)	(106,620)	12,975,580
Right of Use
Fixed assets in service
Buildings, civil works and improvements	156,901	45,823	2,903	(34,673)	(323)	—	170,631
Machines and equipment	946,935	—	(43)	(84,911)	(4)	—	861,977
Other	3,868	7,778	—	(256)	306	—	11,696
	1,107,704	53,601	2,860	(119,840)	(21)	—	1,044,304

Total	32,662,912	2,318,325	304,712	(1,795,844)	100,460	(222,584)	33,367,981

(a)

On April 2021, CGT Eletrosul classified the assets and liabilities of the SPE Livramento Holding S.A. as held for sale. On August 2021, it absorbed FOTE, and, on November 2021, acquired 100% control over TSLE.

(b)	On December 31, 2021, of the total value of fixed assets in progress of R$17,484,344, the amount of 14,600,060 refers to the Angra 3 project (R$ 13,266,022 on December 31, 2020).
(c)	On December 31, 2021, the value of R$ 4,508,764 of the impairment over the fixed assets in progress refers to the Angra 3 project (R$ 4,508,764 on December 2020).

	Balance on	Addition /	Write-offs /			Balance on
	12/31/2019	Constitution	reversals	Depreciation	Transfers	12/31/2020
Fixed assets in service
Dams, reservoirs and pipelines	6,931,726	94,218	(37,741)	(377,395)	78,746	6,689,554
Buildings, civil works and improvements	3,282,430	2,367	(3,999)	(190,430)	34,167	3,124,535
Machines and equipment	13,067,839	879	(583,797)	(1,076,178)	520,017	11,928,760
Other	340,105	(152,414)	(2,573)	(32,161)	65,495	218,452
Provision for recoverable value of assets (Impairment)	(2,643,377)	(913,916)	(704,865)	—	(204,276)	(3,056,704)
	20,978,723	(968,866)	76,755	(1,676,164)	494,149	18,904,597

Fixed assets in progress (a)	15,794,896	2,283,860	(254,330)	—	(665,051)	17,159,375
Provision for recoverable value of assets (Impairment) (b)	(4,713,040)	—	—	—	204,276	(4,508,764)
	11,081,856	2,283,860	(254,330)	—	(460,775)	12,650,611
Right of Use
Fixed assets in service
Buildings, civil works and improvements	219,192	99	(18,840)	(43,550)	—	156,901
Machines and equipment	1,031,839	2,363	(14,424)	(72,843)	—	946,935
Other	4,264	93	—	(489)	—	3,868
	1,255,295	2,555	(33,264)	(116,882)	—	1,107,704

Total	33,315,874	1,317,549	(210,839)	(1,793,046)	33,374	32,662,912

(a)	On December 31, 2020, from the total value of the fixed asset in progress, the amount of R$13,266,022, refers to the Angra 3 project (R$ 12,012,251 on December 31, 2019).
(b)	On December 31, 2020, the value of R$ 4,508,764 of the impairment over the fixed assets refers to the Angra 3 project (R$ 4,508,764 on December 31, 2019).

Average depreciation rate and historical cost:

	12/31/2021				12/31/2020
	Average				Average
	depreciation	Historical	Accumulated		depreciation	Historical	Accumulated
	rate per year	cost	depreciation	Net value	rate per year	cost	depreciation	Net value
Fixed assets in service
Dams, reservoirs and water mains	2.18%	15,418,627	(9,005,632)	6,412,995	2.16%	15,389,704	(8,700,150)	6,689,554
Buildings, civil works and improvements	2.57%	8,214,167	(5,329,002)	2,885,165	2.67%	8,265,536	(5,141,001)	3,124,535
Machines and equipment	4.38%	42,054,751	(29,828,944)	12,225,807	4.06%	40,448,965	(28,520,205)	11,928,760
Other (a)	5.30%	742,900	(463,929)	278,971	5.14%	1,180,992	(962,540)	218,452
		66,430,445	(44,627,507)	21,802,938		65,285,197	(43,323,896)	21,961,301

Fixed assets in progress		17,484,344	—	17,484,344		17,159,375	—	17,159,375
		17,484,344	—	17,484,344		17,159,375	—	17,159,375
Right of Use
Fixed assets in service
Buildings, civil works and improvements	10.97%	239,806	(69,175)	170,631	13.71%	252,640	(95,739)	156,901
Machines and equipment	3.87%	1,858,559	(996,582)	861,977	4.45%	1,858,606	(911,671)	946,935
Other (a)	2.40%	13,997	(2,301)	11,696	2.28%	4,455	(587)	3,868
		2,112,362	(1,068,058)	1,044,304		2,115,701	(1,007,997)	1,107,704

Total		86,027,150	(45,695,565)	40,331,586		84,560,273	(44,331,893)	40,228,380

(a)	The amount is substantially comprised of land, vehicles and furniture and special utensils and obligations.

It is worth mentioning that the amounts shown in the table above are gross from the provision, that being, they do not contemplate the provision for impairment. Information about the impairment can be found in greater detail in note 22.

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

The depreciation of these assets begins when they are ready for use and in operation.  Depreciation is recognized, measured based on the estimated useful life of each asset using the straight-line method, so that the cost less its residual value after its useful life is fully written off. The Company considers that the estimated useful life of each asset is similar to the depreciation rates determined by the ANEEL, which are considered by the market to be acceptable for adequately expressing the useful life of the assets.

Right-of-use assets are depreciated over their expected useful lives in the same way as own assets or for a shorter period, if applicable, according to the terms of the lease agreement in question.

NOTE 21 – INTANGIBLE ASSETS, NET

The movement of intangible assets in the year is as follows:

	Balance on				Balance on
	12/31/2020	Additions	Write-offs	Transfers	12/31/2021
Linked to the Concession - Generation	428,861	4,046,941	575	(3,533)	4,472,844
In service	405,153	4,021,800	575	(3,297)	4,424,231
Cost	287,179	8,715	(295)	10,468	306,067
Accumulated amortization	(15,697)	(251,785)	—	(13,765)	(281,247)
Provision for recoverable value of assets (Impairment)	(872)	(1,019)	870	—	(1,021)
Renegotiation of Hydrological Risk (a)	134,543	4,265,889	—	—	4,400,432
In progress	23,708	25,141	—	(236)	48,613
Cost	23,708	25,141	—	(236)	48,613

Linked to the Concession - Transmission	2,092	—	—	—	2,092
In Service - Cost	791	—	—	—	791
In Progress - Cost	1,301	—	—	—	1,301

Not Related to the Concession (Other Intangible Assets) - Administration	354,540	107,137	50,407	5,156	517,240
In service	8,658	20,288	50,981	58,294	138,221
Cost	1,027,678	62,514	(2,525)	(172,966)	914,701
Accumulated amortization	(702,732)	(42,226)	—	37,549	(707,409)
Provision for recoverable value of assets (Impairment)	(316,288)	—	53,506	193,711	(69,071)
In Progress	345,882	86,849	(574)	(53,138)	379,019
Cost	345,882	86,849	(574)	(53,138)	379,019

Total	785,493	4,154,078	50,982	1,623	4,992,176

	Balance on				Balance on
	12/31/2019	Additions	Write-offs	Transfers	12/31/2020
Linked to the Concession - Generation	466,556	(318)	(36,186)	(1,191)	428,861
In service	444,414	(7,888)	(30,182)	(1,191)	405,153
Cost	301,982	7,999	(7,414)	(15,388)	287,179
Accumulated amortization	(14,450)	(15,444)	—	14,197	(15,697)
Provision for recoverable value of assets (Impairment)	(6,439)	(443)	6,010	—	(872)
Renegotiation of Hydrological Risk (a)	163,321	—	(28,778)	—	134,543
In Progress	22,142	7,570	(6,004)	—	23,708
Cost	22,142	7,570	(6,004)	—	23,708

Linked to the Concession - Transmission	2,092	—	—	—	2,092
In service – Cost	791	—	—	—	791
In progress – Cost	1,301	—	—	—	1,301

Not Linked to the Concession (Other Intangibles) - Administration	349,714	84,854	(48,477)	(31,551)	354,540
In service	95,793	(40,274)	(48,477)	1,616	8,658
Cost	1,053,351	6,721	(48,477)	16,083	1,027,678
Accumulated amortization	(641,270)	(46,995)	—	(14,467)	(702,732)
Provision for recoverable value of assets (Impairment)	(316,288)	—	—	—	(316,288)
In Progress	253,921	125,128	—	(33,167)	345,882
Cost	306,852	125,128	—	(33,167)	398,813
Outros	(52,931)	—	—	—	(52,931)

Total	818,362	84,536	(84,663)	(32,742)	785,493

(a)Renegotiation of Hydrological Risk

With the approval of Law No. 14,052/2020, the value of R$ 4,265,889 was registered in intangible assets, in conformity with IAS 38 – Intangible Assets, resulting from the extension of the period of concession for the power plants/hydroelectrical complexes object of ANEEL Resolutions No. 2,919 /2021 and 2,932/2021. More details can be found in note 3.

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

The costs related to the renegotiation of hydrological risk (GSF) were recognized based on IAS 38 - (paragraph 44) and under the perspective of the purchase of intangible assets by government concession (government grant), together with IAS 20 – Government Grants (paragraph 23), as such an agreement can be considered, by analogy, to be a government grant award, represented by an intangible asset received as part of the hydrological risk renegotiation agreement. Additionally, the intangible asset was recognized at fair value considering the best estimate, based on parameters determined by ANEEL regulations and the compensation amounts calculated by CCEE. Amortization is recognized using the straight-line method until the end of the concession period, adjusted to the extent from the renegotiation of hydrological risk.

NOTE 22 – IMPAIRMENT OF LONG-LIVED ASSETS

Technical Pronouncement IAS 36 - Impairment of Assets, determines that an asset must be recorded at an amount that does not exceed the amount to be recovered from the use or sale of that asset.

The Pronouncement defines recoverable value as the highest value between the net fair value of the sale expenses of an asset or cash-generating unit and its value in use. Fair value, in accordance with IFRS 13 – Fair Value Measurement, is the price that would be received by the sale of an asset or that would be paid for the transfer of a liability in an unforced transaction between market participants on the measurement date. The value in use, according to IAS 36 itself, is the present value of expected future cash flows that must come from an asset or cash generating unit. The value in use, as its name suggests, represents the value expected by the company (internal view) resulting from the performance of the asset throughout its useful life. The fair value corresponds to the measurement of the amount to be received in the case of the sale of this asset (external view). The Company estimates the recoverable value of its fixed and intangible assets based on value in use, which is measured based on the present value of the estimated future cash flow.

The assumptions used consider Company’s Management’s best estimate of future trends in the electricity sector and are based both on external sources of information and on historical data from the cash-generating units.

The main assumptions defined below were considered:

●	Growth compatible with historical data and growth prospects of the Brazilian economy;
●	Discount rate per year, after taxes, specific to the segments tested: 4.70% for non-renewed generation, 4.68% for renewed generation (6.11% for non-renewed generation, 6.14% for renewed generation in 2020), taking into account the WACC;
●	The discount rate per year, before taxes, for the corporate ventures tested varies between 4.44% and 16.48%;
●	Revenues projected in accordance with the contracts, with no provision for extending the concession/authorization;
●	Expenses segregated by cash-generating unit, projected based on the PDNG for five years and consistent with the plan for the other years, until the end of the concessions and without considering future renewals/extensions; and
●	The Company treated each of the contracts of their respective projects as independent cash-generating units.

Below are the impairment positions

	12/31/2021			12/31/2020
	Generation	Administration	Total	Generation	Administration	Total
Fixed Assets	6,963,604	—	6,963,604	7,565,468	—	7,565,468
Intangible Assets	1,021	69,071	70,092	872	316,288	317,160
Total	6,964,625	69,071	7,033,696	7,566,340	316,288	7,882,628

The movement of provisions is as follows:

Generation

Cash Generating Unit	12/31/2020	Additions	Reversals	Write-offs	Transfers	12/31/2021

UTN Angra 3	4,508,764	—	—	—	—	4,508,764
TPP Candiota	796,045	258,261	—	—	—	1,054,306
TPP Santa Cruz	402,769	—	(123,390)	—	—	279,379
Candiota Fase B	321,020	—	(15,242)	—	—	305,778
HPP Batalha	298,058	—	(149,105)	—	—	148,953
Casa Nova I	292,763	—	(35,184)	—	—	257,579
Livramento (a)	126,294	—	(422)	—	(125,872)	—
Complexo Eólico Pindaí	100,428	—	(100,428)	—	—	—
HPP Samuel	98,804	—	(98,804)	—	—	—
TPP Coaracy Nunes	71,007	—	—	—	—	71,007
SHP João Borges	42,103	—	(42,103)	—	—	—
TPP Mauá Bloco 4	49,372	—	—	—	—	49,372
TPP Aparecida Óleo	46,258	—	—	—	—	46,258
Eólica Coxilha Seca	27,462	—	(26,198)	—	—	1,264
TPP Mauá Bloco 1	41,040	—	—	—	—	41,040
HPP Passo São João	34,987	—	(34,987)	—	—	—
Casa Nova II	49,154	—	(49,154)	—	—	—
SHP Rio Chapéu	32,752	—	(32,752)	—	—	—
Casa Nova III	25,730	—	(25,730)	—	—	—
Other	201,530	5,496	(5,664)	(437)	—	200,925
Total	7,566,340	263,757	(739,163)	(437)	(125,872)	6,964,625

(a)SPE Livramento has been classified as an asset held for sale.

Cash Generating Unit	12/31/2019	Additions	Reversals	Write-offs	12/31/2020
NPP Angra 3	4,508,764	—	—	—	4,508,764
TPP Candiota	184,629	611,416	—	—	796,045
TPP Santa Cruz	618,569	—	(215,800)	—	402,769
Candiota Fase B	342,114	—	(21,094)	—	321,020
HPP Batalha	376,680	—	(78,622)	—	298,058
Casa Nova I	345,893	—	(53,130)	—	292,763
Livramento	117,866	8,428	—	—	126,294
Complexo Eolico Pindaí I	—	99,263	—	—	99,263
HPP Samuel	87,603	11,201	—	—	98,804
TPP Coaracy Nunes	71,007	—	—	—	71,007
TPP Carracari	224,032	—	—	(224,032)	—
TPP Maua Bloco 4	49,372	—	—	—	49,372
TPP Aparecida Oleo	46,258	—	—	—	46,258
TPP Maua Bloco 1	41,040	—	—	—	41,040
TPP Passo Sao Joao	34,750	—	—	—	34,750
Casa Nova II	16,492	32,662	—	—	49,154
PCH Santo Cristo	14,148	—	—	(14,148)	—
Casa Nova III	—	25,730	—	—	25,730
Others	283,639	21,610	—	—	305,249
Total	7,362,856	810,310	(368,646)	(238,180)	7,566,340

Cash-generating Unit	12/31/2018	Additions	Reversals	Write-offs	12/31/2019
Angra 3	4,046,642	462,122	—	—	4,508,764
TPP Santa Cruz	731,988	—	(113,419)	—	618,569
HPP Batalha	377,005	—	(325)	—	376,680
Casa Nova I	345,893	—	—	—	345,893
Candiota Fase B	388,006	—	(45,892)	—	342,114
TPP Camaçari	247,263	—	(23,231)	—	224,032
Candiota Fase C	68,706	115,923	—	—	184,629
Livramento	326,698	6,508	(215,340)	—	117,866
HPP Samuel	306,866	—	(219,263)	—	87,603
HPP Simplício	198,940	—	(198,940)	—	—
Others	626,364	22,528	(87,802)	(4,384)	556,706
Total	7,664,371	607,081	(904,212)	(4,384)	7,362,856

Below, we highlight the main impacts arising from the Company’s assessment of recoverable value in December 2021.

●	NPP Angra 3

Law No. 14,120/21 established the general conditions for structuring the Angra 3 enterprise, guaranteeing the project a tariff that ensures its economic and financial viability, which is a relevant milestone for the conclusion of the project. Furthermore, CNPE’s Resolution No. 23/21 defined parameters for the calculation of the equilibrium tariff by BNDES, among which were the base date, June 30, 2020, and the real equity cost of capital of 8.88% per year for remuneration of the invested capital.

In addition to the points mentioned above, in December 2021, Tractebel, which is the company hired by BNDES for the analysis of the remaining Capex and schedule, in its preliminary report, still under analysis by Eletronuclear, indicated an increase of R$ 2,239,000 in Capex compared to that considered in the impairment test for 2020, and the expected start-up date was changed to November 2027.

Despite the significant advances mentioned above, to perform the recoverability test in December 2021, although all the parameters for the calculation of the project’s equilibrium rate are available, the rate is not defined by the Company, being the responsibility of the CNPE. Therefore, the tariff approval remains pending, which is extremely important for the structuring of the project.

The rationale for maintaining the impairment provisioned balance of R$ 4,508,764 is substantially derived from the delay in the ratification of the enterprise’s rate, being considered the reference tariff approved in 2018 adjusted for inflation.

In February 2022, the Company signed the contract to provide services that allow the resumption of the works at the Angra 3 Nuclear Power Plant, in the scope of the Critical Path Acceleration Plan between Eletronuclear and the consortium formed by Ferreira Guedes, Matricial, and ADtranz. Among the main measures included in the Plan is the conclusion of the concrete superstructure of the Angra 3 reactor building.

●	TPP Candiota III

Reduction of the recoverable value of the cash-generating unit power plant Candiota, in the amount of R$ 276,235, due to the non-sale of additional physical guarantee in the short-term market.

●	Reduction of the discount rate

Reduction of the WACC impacted by both the lower cost of third-party capital and own capital.

Administration

Intangible assets - Administration	12/31/2020	Write-offs	Reserves	Transfers	12/31/2021
Future profitability goodwill Livramento (a)	233,989	—	(40,278)	(193,711)	—
Others	82,299	(13,228)	—	—	69,071
Total	316,288	(13,228)	(40,278)	(193,711)	69,071

(a)	SPE Livramento has been classified as an asset held for sale.
●	Cash Generating Units (CGUs) that do not have a provision for impairment

CGUs that did not have impairment have a recoverable amount greater than the carrying amount of fixed assets. In addition, the Company carried out a sensitivity analysis increasing the discount rate by 5% and 10%, to assess the risk of impairment for each CGU. Only CGT Eletrosul’s João Borges PCH presented an impairment risk, of R$307 for the +5% rate variation and R$2,032 for the +10% variation.

Accounting Policy

The Company periodically assesses whether there is any indication that its non-financial assets Cash-Generating Units (CGUs) have suffered any loss due to impairment. If there is such an indication, the recoverable amount of the asset is estimated for the purpose of measuring the amount of that loss.

In assessing the value in use, estimated future cash flows are discounted to present value at a rate that reflects a current assessment of the market and/or opportunity cost of the Company, the currency value over time and the specific risks of the asset for which the estimate of future cash flows was made.

NOTE 23 – SUPPLIERS

	12/31/2021	12/31/2020
Current
Goods, Materials and Services	2,602,086	2,612,668
Energy Purchased for Resale	1,381,544	1,275,170
CCEE - Short-term energy	47,902	16,213
	4,031,532	3,904,051

Non-current
Goods, Materials and Services	16,555	16,556
	16,555	16,556
Total	4,048,087	3,920,607

Accounting policy

The supplier item is measured at amortized cost, and the liabilities written by settlement of the security and monetary variations are recognized in the financial result. The Company recognizes as suppliers the obligations related to charges for use of the electricity network, supply of electricity, purchases of electricity for resale and purchases of goods and services. In addition, purchases of electricity within the CCEE are also recognized.

NOTE 24 – ADVANCES

	12/31/2021	12/31/2020
Current
PROINFA (a)	1,043,978	667,126
PROCEL (b)	326,968	393,644
ALBRAS (c)	89,509	74,075
	1,460,455	1,134,845
Non-current
ALBRAS (c)	186,348	290,870
	186,348	290,870

Total	1,646,803	1,425,715

(a)PROINFA

The early receipt of PROINFA quotas is related to the payment needs established between Eletrobras and entrepreneurs. The cost quotas and those of electricity are the result of the apportionment of the cost and electricity generated under PROINFA. According to Resolution No. 2,995/2021 of the ANEEL, the PROINFA apportionment value was R$ 14.13/MWh in December 2021 (R$ 9.32/MWh in December 2020). In addition, operations under PROINFA do not affect the result of Eletrobras.

(b)National Electric Energy Conservation Program (PROCEL)

PROCEL is a federal government program with the objective of increasing the efficiency of goods and energy consumption. Eletrobras acts as the executing agent of PROCEL, through contracts, agreements, terms of operation and cooperation agreements. The early receipt of resources and their use are subject to the approval of the Annual Resource Application Plan (PAR), which contains proposals for energy efficiency projects and other expenditures to be applied within the scope of the program. Such projects are programmed and budgeted in the PAR and are conditioned to their effective contracting and realization. Therefore, the financial resources are received in accordance with the established schedule and posted to the program’s results to the extent of its effective execution. In addition, operations within the scope of PROCEL do not affect the Company’s results.

(c)Alumínio Brasileiro S.A. (ALBRAS)

In 2004, the subsidiary Eletronorte participated in the auction for the purchase of electricity held by the industrial consumer ALBRAS, for a period of 20 years. ALBRAS made the advance purchase of electricity credits, with advance payment, to be amortized during the supply period, in monthly installments expressed in average MW, according to the rate in force in the month of billing.

NOTE 25 - LOANS, FINANCING AND DEBENTURES

The breakdown of loans, financing and debentures owed by Eletrobras, and its subsidiaries is disclosed below:

	12/31/2021
			Non-
	Average Rate	Current	Current
Foreign currency
World Bank	2.41%	149,904	148,214
Banco Interamericano de Desenvolvimento - BID	1.22%	42,349	379,147
Kreditanstalt fur Wiederaufbau - KFW	4.77%	65,423	542,639
		257,676	1,070,000
National currency
RGR Return	5.00%	250,802	1,003,208
RGR Subsidiaries	5.00%	83,275	602,157
RGR CCEE	5.00%	11,187	—
BNDES	5.63%	458,015	4,668,486
Caixa Econômica Federal	8.22%	806,317	3,072,622
Banco do Brasil	6.92%	957,151	1,079,149
Bradesco (a)	7.18%	265,124	1,077,681
Petrobras	1.91%	2,199,910	3,327,920
BR Distribuidora	2.21%	21,941	31,908
State Grid	5.01%	91,196	647,597
Itaú	9.15%	4,017	500,000
Banco do Nordeste do Brasil	7.18%	66,187	987,810
BASA	8.52%	12,425	344,624
Cigás	—	393,920	193,249
Other Financial Institutions	6.51%	481,255	506,579
		6,102,722	18,042,990

	12/31/2021
	Average Rate	Current	Non-Current
Bonus
Due 02/04/2025	3.63%	41,302	2,767,841
Due 02/04/2030	4.63%	79,043	4,103,680
		120,345	6,871,521
Debentures
Eletrobras - Due 04/25/2022	Taxa DI+ 0.70% p.a.	1,113,080	—
Eletrobras - Due 04/25/2024	Taxa DI + 1.00% p.a.	27,053	2,200,000
Eletrobras - Due 04/25/2026	Taxa DI + 1.20% p.a.	12,567	1,000,000
Eletrobras - Due 05/15/2029	IPCA + 5.18% p.a.	5,447	820,619
Eletrobras - Due 04/15/2026	Taxa DI + 1.80% p.a.	24,304	1,200,000
Eletrobras - Due 04/15/2031	IPCA + 4.91% p.a.	16,232	1,601,176
Furnas - Due 11/15/2024	CDI 117.60% p.a.	95,608	360,000
Furnas - Due 11/15/2029	IPCA + 4.08% p.a.	2,340	897,225
Chesf - Due 01/15/2029	IPCA + 7.03% p.a.	14,474	141,445
CGT Eletrosul - Due 09/16/2024	Taxa DI + 1.78% p.a.	5,245	214,465
CGT Eletrosul - Due 09/15/2028	IPCA + 6.80% p.a.	11,098	110,316
CGT Eletrosul - Due 11/15/2028	IPCA + 3.75% p.a.	597	327,752
CGT Eletrosul - Due 09/17/2029	IPCA + 5.35% p.a.	2,118	187,271
Eletronorte - Due 08/04/2024	CDI + 2.75% p.a.	170,657	277,778
Eletronorte - Due 10/20/2024	CDI + 2.60% p.a.	253,190	458,334
		1,754,010	9,796,381
Total Financing, loans and debentures		8,234,753	35,780,892

(a)	The balance corresponds to the loan of R$301,409 from Furnas with Bradesco and of R$1,041,396 from Eletronorte with Bradesco BBI.

	12/31/2020
			Non-
	Average rate	Current	current
Foreign currency

World Bank	2.41%	140,572	275,655
Banco Interamericano de Desenvolvimiento	1.79%	39,441	392,300
BNP Paribas	1.17%	182,590	—
Kreditanstalt fur Wederaufbau - KFW	3.42%	60,561	587,891
		423,164	1,255,846
National currency
RGR Return	5.00%	250,802	1,254,011
RGR Subsidiaries	5.00%	86,779	688,283
RGR CCEE	5.00%	34,797	—
BNDES	5.15%	454,393	4,790,888
Caixa Econômica Federal	5.94%	918,979	3,850,392
Banco do Brasil	2.41%	1,085,373	1,420,404
Bradesco	5.14%	1,006,159	—
Petrobras	1.91%	2,196,011	4,925,322
BR Distribuidora	2.21%	157,200	47,224
State Grid	10.00%	43,935	354,828
Banco do Nordeste do Brasil	10.14%	52,251	901,827
BASA	8.50%	11,346	156,006
Cigás	—	414,264	223,670
Other Financial Institutions	4.64%	779,996	1,292,845
		7,492,285	19,905,700

	12/31/2020
	Average Rate	Current	Non-Current
Bonus
Due 10/27/2021	5.75%	3,284,824	—
Due 02/04/2025	3.63%	38,461	2,570,741
Due 04/02/2030	4.63%	73,606	3,812,050
		3,396,891	6,382,791
Debentures
Eletrobras - Due 4/25/2022	DI rate+ 0.70% p.a.	3,722	1,100,000
Eletrobras - Due 4/25/2024	DI rate+ 1.00% p.a.	8,305	2,200,000
Eletrobras - Due 4/25/2026	DI rate+ 1.20% p.a.	4,035	1,000,000
Eletrobras - Due 5/15/2029	IPCA+ 5.18% p.a.	4,767	740,825
Furnas - Due 11/15/2024	CDI 117.60% p.a.	1,267	450,000
Furnas - Due 1/15/2024	IPCA+ 4.08% p.a.	1,755	808,446
Chesf - Due 1/15/2029	IPCA+ 7.03% p.a.	11,224	137,991
CGT Eletrosul - Due 9/15/2028	IPCA+ 6.80% p.a.	15,200	101,350
CGT Eletrosul - Due 11/15/2028	IPCA+ 3.75% p.a.	2,487	300,000
Eletronorte - Due 04/08/2024	CDI + 2.75% p.a.	—	500,000
Eletronorte - Due 10/20/2024	CDI + 2.60% p.a.	45,649	708,333
		98,411	8,046,945

Total Financing, loans and debentures		11,410,751	35,591,282

Fundraising Eletrobras

In April 2021, Eletrobras issued its third series of simple, unsecured debentures, nonconvertible into shares, in two series, for public distribution with restricted efforts, according to CVM Instruction No. 476, of January 16, 2009, of 2,700,000 Debentures, being: (i) 1,200,000 Debentures of the first series; and (ii) 1,500,000 Debentures of the second series noting that the issuance of the Debentures of the Second Series was carried out according to article 2 of Law No. 12,431/2011.

Fundraising Furnas

In July 2021, the Company raised funds in the amount of R$ 1,600,000, through its subsidiary Furnas, through four operations with the following institutions: (i) Banco da Amazônia (BASA) in the amount of R$ 200,000 with a payment term of five years; (ii) Banco Itaú in the amount of R$ 500,000 with a payment term of five years; (iii) Banco do Brasil in the amount of R$ 600,000 with a payment term of seven years and (iv) Banco Bradesco in the amount of R$ 300,000 with a payment term of seven years.

The resources obtained through this funding will be used to pay off the most onerous debts currently present on the Company’s balance sheet and to fulfill the investment program for the 2021/2022 biennium.

CGT Eletrosul debentures

In September 2021 CGT Sul completed the public offering of debentures according to CVM Instruction No. 476 of January 16, 2009. On its conclusion, 4000,000 non-convertible unsecured debentures were issed and fully paid, with a unit par value of R$ 1, totaling R$ 400,000 on the issue date, being (i) R$ 185,000 under the first series, pursuant to Law No. 12,431/2011, characterized as “green debentures” with a payment term of eight years from the issuance date, and (ii) R$ 215,000 under the second series with a payment term of three years.

The net funds raised by CGT Eletrosul through the Issuance of Debentures of the First Series will be used to leverage Investment Projects in Transmission Reinforcement and net funds raised through the Second Series Debentures will be used as cash reinforcement for use in the ordinary course of the Company’s business.

Payment of bonds

In October 2021, the Company repaid its bonds issued in 2011 on the maturity date in the amount of USD 643,691 (equivalent to R$ 3,583,234), converted by the exchange rate in effect on the payment date.

25.1 - Changes in loans, financing and debentures

The changes presented below comprise the years ended December 31, 2021 and 2020

Opening balance as of December 31, 2020, 2019 and 2018	47,002,033	47,899,641	54,841,027
Additions	4,828,697	9,154,852	6,442,950
Interest, charges, monetary and exchange variations incurred	2,936,377	5,367,794	3,876,246
Interest Paid	(2,545,458)	(2,074,848)	(2,810,184)
Amortization of the Principal	(8,429,427)	(12,144,481)	(12,365,154)
Transaction costs	(13,825)	(22,146)	598
Transfer	213,129	(173,846)	(645)
RGR derecognition	24,119	(1,004,933)	—
Write-off	—	—	(2,085,197)
Final balance as of December 31, 2021, 2020 and 2019	44,015,645	47,002,033	47,899,641

The portion of loans, financing and debentures is scheduled to mature as follows:

2022	2023	2024	2025	2026	2027	After 2027	Total
8,234,752	4,785,443	6,657,723	4,681,094	4,204,094	1,739,095	13,713,444	44,015,645

25.2 – Guarantees

The Company participates, as an intervening guarantor in several projects of its controlled and non-controlled investees. The total exposure in guarantees comprises the guarantees provided to associates and joint ventures in the amount of R$29,935,666, as of December 31, 2021 (R$ 30,575,673 as of December 31, 2020), as shown in the table below:

NON-CONTROLLED COMPANIES
			Debt Balance as of	Ending of
Guarantor	Modality	Venture	12/31/2021	Guarantee
Eletrobras	SPE	HPP Belo Monte	13,813,246	2042
Eletrobras	SPE	HPP Santo Antônio	5,351,448	2040
Eletrobras	SPE	HPP Jirau	3,240,577	2034
Eletrobras	SPE	HPP Teles Pires	1,128,600	2038
Furnas	SPE	HPP Santo Antônio	1,015,977	2038
Eletrobras	SPE	HPP Santo Antônio	926,256	2024
Eletrobras	SPE	HPP Jirau	887,438	2035
Furnas	SPE	Transmission Projetcs - Mata de Santa Genebra Transmissão S.A.	754,187	2041
Eletrobras	SPE	HPP Sinop	556,612	2038
Eletrobras	SPE	HPP São Manuel	525,607	2038
Eletrobras	Corporate	Amazonas Energia (a)	491,016	2026
Eletrobras	SPE	HPP Teles Pires	267,751	2032
Eletrobras	SPE	HPP Santo Antônio	226,390	2030
Eletrobras	SPE	HPP Santo Antônio	153,342	2022
Furnas	SPE	Transmission Projects - Mata de Santa Genebra Transmissão S.A.	116,209	2030
Furnas	SPE	HPP São Manuel	108,557	2033
Eletrobras	SPE	Wind Projects - Chapada do Piauí II Holding S.A.	77,700	2032
Eletrobras	SPE	Transmission Projetcs - Interligação Elétrica Garanhuns S.A.	75,548	2028
Chesf	SPE	HPP Sinop	72,836	2032
Eletronorte	SPE	HPP Sinop	72,836	2032
Eletrobras	SPE	Wind Projects - Chapada Piauí I Holding S.A.	70,230	2032
Eletrobras	SPE	Transmission Projetcs - Caldas Novas Transmissão S.A.	3,303	2028
Non-controlled companies guarantees			29,935,666

(a)	Private instrument arising from legal proceedings whose origin predates the privatization and deverticalization of Amazonas Energia S.A., with a view to settling previous debts to which Eletrobras is a party given its guarantor status.

The guarantees provided to the controlled investees are presented in a segregated manner, as their balances recorded in financing and loans payable are already included.

The guaranteed amount for subsidiaries is R$12,645,279, as of December 31, 2021, (R$ 15,324,770 as of December 31, 2020) as shown in the table below.

SUBSIDIARY COMPANIES
			Debt Balance as	Ending of
Guarantor	Modality	Venture	of 12/31/2021	Guarantee
Eletrobras	Corporate	Angra III	3,366,852	2036
Eletronuclear	Corporate	Angra III	3,013,276	2038
Eletrobras	Corporate	Issuance of Debentures - Furnas	919,045	2029
Eletrobras	Corporate	Belo Monte Transmissora de Energia	738,793	2029
Eletrobras	Corporate	Miscellaneous - Furnas	462,780	2023
Eletrobras	Corporate	Issuance of Debentures - Furnas	455,608	2024
Furnas	Corporate	Modernization of HPP Furnas and HPP Luiz Carlos Barreto de Carvalho	421,495	2031
Eletrobras	Corporate	HPP Simplício	355,323	2026
CGT Eletrosul	SPE	Transmissora Sul Litorânea de Energia	350,537	2029
Eletrobras	Corporate	Livramento Wind Complex - Entorno II	322,351	2028
Eletrobras	Corporate	Corporate Transmission Projects	243,027	2034
Eletrobras	Corporate	Chesf Corporate Projects 3	237,915	2029
Eletrobras	Corporate	Support to the Working Capital Structure	185,717	2024
Eletrobras	Corporate	HPP Mauá	163,333	2028
Eletrobras	Corporate	Linha Verde Transmissora	156,283	2033
Eletrobras	Corporate	Wind farms Casa Nova II and III	155,676	2031
Eletrobras	Corporate	2012-2014 Investment Plan	151,704	2029
Eletrobras	Corporate	Corporate Financing	104,851	2023
Eletrobras	Corporate	Transmissora Sul Brasileira de Energia S.A.	121,415	2028
Eletrobras	Corporate	HPP São Domingos	110,038	2028
Chesf	Corporate	Transmissora Delmiro Gouveia	102,598	2032
Eletrobras	Corporate	Chesf Corporate Projects 3	95,121	2029
Eletrobras	Corporate	HPP Batalha	78,042	2025
Eletrobras	Corporate	HPP Passo de São João	75,932	2026
Eletrobras	Corporate	CGT Eletrosul Corporate Projects	55,823	2023
Eletrobras	Corporate	Innovation Projects	45,254	2023
Chesf	Corporate	Transmissora Delmiro Gouveia	48,224	2031
Eletrobras	Corporate	CGT Eletrosul Corporate Projects	28,607	2022
Eletrobras	Corporate	HPP Baguari	19,839	2026
Eletrobras	Corporate	RS Energia	18,260	2027
CGT Eletrosul	Corporate	Expansion of the Southern Transmission System	18,368	2029
CGT Eletrosul	Corporate	Brazil x Uruguay Interconnection	13,787	2029
Eletrobras	Corporate	RS Energia	9,405	2027
Controlled companies guarantees			12,645,279

25.3 Changes in Provision for Guarantees

The change in guarantees for the year ending December 31, 2021 was as follows:

Opening balance as of December 31, 2020, 2019 and 2018	459,004	463,776	549,436
Additions of Guarantees	14,869	25,556	13,690
Update (a)	(14,408)	15,197	5,889
Write-offs	(33,656)	(45,525)	(105,239)
Final balance on December 30, 2021, 2020 and 2019	425,809	459,004	463,776

(a)	The update includes the reduction of the debit balance due to payments of loans and financings.

25.4 - Assumed Obligations - Covenants

Eletrobras Companies are subject to covenants in some of their loans, financing and debentures contracts. The main covenants refer to: compliance with certain financial ratios (Net Debt to EBITDA, Debt Service Coverage Index - ICSD, among others), existence of corporate guarantees, requirements for changes in corporate control, compliance with necessary licenses and authorizations and limiting the sale of significant assets. The Company identified the occurrence of a non-compliance event as of December 31, 2021, referring to the HPP São Manoel and SPEs Chapadas do Piauí I and II, which did not reach the minimum ICSD level of higher than 1.2.

a) HPP São Manoel:

HPP São Manoel has debts with BNDES, in addition to the 4th debenture issuance, with respective balances as of December 31, 2021 of R$ 1,580,000 and R$ 325,000, guaranteed by Eletrobras and Furnas, respectively, corresponding to the subsidiary’s equity interest in this SPE of 33.33%.

In view of the adhesion of this HPP in the last quarter of 2021 to the Standstill Program promoted by BNDES, as one of the emergency measures to face the financial impacts of the hydric crisis, the risk of contractual default due to non-compliance with the ICSD was mitigated.

Regarding the issuance of debentures, non-compliance of the covenant does not incur in the early repayment of the debt, since the contract rules allow for the non-compliance of this indicator for three consecutive years or four interspersed years without triggering early repayment. In 2021 the Company was in compliance with the covenants.

b) SPE Chapada do Piauí I:

SPE Chapada do Piauí I previously requested a waiver from BNDES for non-compliance with the ICSD in 2021, also obtaining a similar result to that obtained for SPE Chapada do Piauí II. The balance of amounts owed by this SPE to BNDES is R$ 471,000 as of December 31, 2021.

Additionally, this SPE has outstanding debentures with an accrued balance as of December 31, 2021 of R$ 103,000. Both financial instruments have the benefit of a guarantee from Eletrobras corresponding to 25% of the proportion of the equity interest of Eletrobras in the SPE (49%), for a total of R$ 70,230.

The terms of the deed of issue provides that non-compliance with the financial ratios requires the calling of a debenture holder meeting to deliberate on the issue. An important point to note is that the fact that the ICSD has not been reached does not necessarily result in an early maturity of the contract.

c) SPE Chapada do Piauí II:

The SPE Chapada do Piauí II has as its only creditor the BNDES, whose debt balance as of December 31, 2021 was R$ 396,000, of which 40% of the proportion of Eletrobras’ equity interest in the SPE (49%) is guaranteed by the Company, i.e. R$ 77,700. It is noteworthy that after a previous request made by the SPE, the BNDES formally abstained from declaring of early maturity of the debt as a result of non-compliance with the financial ratios.

Accounting policy

Loans, financing and debentures are initially recognized at fair value minus transaction costs directly attributable, and subsequently measured at amortized cost, using the effective interest method. When the contractual terms are modified and such modification is not substantial, the accounting balances will reflect the present value of the cash flows under the new terms, using the original effective interest rate. The difference between the book balance of the remeasured instrument at the time of a non-substantial change in its terms and its book balance immediately preceding such change is recognized as a gain or loss in the income for the year. When such a change is substantial, the original financing is extinguished and a new financial liability is recognized, with an impact on the results of the financial year.

A financial guarantee contract consists of contracts that require  the issuer to make specified payments in order to reimburse the holder for loss incurred since the specified debtor fails to make payment on the due date, in accordance with the initial or altered conditions of  the debt instrument. These estimates are defined based on the experience and judgment of Eletrobras’s Management. The fees received are recognized based on the straight-line method over the life of the guarantee. In order to deal with a possible execution of a guarantee, Eletrobras provisions 1% of the guaranteed debt balance for controlled and non-controlled investees. Any increase in obligations in relation to guarantees is shown, when incurred, in operating expenses (Note 40.1).

NOTE 26 – LEASE

Lease liabilities refer mainly to energy supply contracts signed with the PIEs that have the transfer of a significant portion of risks and benefits at the end of the contracts. These contracts were already classified as financial leases prior to the adoption of IFRS 16 - Leases because they were signed with PIEs in 2005 for a period of 20 years with Amazonas Energia SA and were transferred to Amazonas GT (incorporated by Eletronorte, see note 2.4) during the deverticalization process. In addition to these, real estate, vehicles and equipment are also included.

The change in liabilities is shown in the table below:

Opening balance as of December 31, 2020, 2019 and 2018	1,053,194	1,207,189	976,115
Initial adoption	—	—	340,225
New contracts/Remeasurements	60,824	37,285	211,375
Interest Incurred	377,482	365,596	338,163
Payments	(588,016)	(556,876)	(547,226)
Write-offs	—	—	(111,463)
Final balance as of December 31, 2021, 2020 and 2019	903,484	1,053,194	1,207,189

	12/31/2021	12/31/2020	12/31/2019
Current	209,774	217,321	219,484
Non-current	693,710	835,873	987,705
Total	903,484	1,053,194	1,207,189

Fixed and variable rents, as well as those related to short-term and low-value contracts, for the years ended December 31, 2021 and 2020 were as follows:

	12/31/2021	12/31/2020
Short-term leases	3,667	23,552
Low-cost leases	23,827	23,452
Variable lease expenses	885	824

The maturities of non-current liabilities are shown in the table below:

12/31/2021
2023	210,031
2024	205,718
2025	150,177
2026	36,794
2027	27,699
After 2027	63,291
Total	693,710

The table below shows the potential right to recover PIS/COFINS is embedded in the lease consideration, according to the period foreseen for payment.

	12/31/2021	12/31/2020
Lease consideration	588,016	556,876
Potential PIS/COFINS (9.25%)	54,391	51,511

Accounting policy

The Company recognizes lease liabilities measured at the present value of lease payments without reflecting the projected future inflation. Payments are discounted at the Company’s incremental rate on loans, as interest rates implicit in lease agreements with third parties cannot normally be readily determined.

Remeasurements reflect changes arising from contractual rates or indexes, as well as in lease terms due to new expectations of lease extensions or terminations (with corresponding adjustment in the related right-of-use). Remeasurements are recognized in the lease liability as an adjustment to the right-of-use asset.

Interest and other financial expenses are recognized in the financial statement during the lease period, in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period, while payments reduce their carrying amount. The right-of-use acquired through a finance lease is classified as Non-Current Assets and is depreciated over the lease term.

NOTE 27 — COMPULSORY LOAN

a) Compulsory Loan not paid

The Compulsory Loan on the consumption of electricity was created by Law No. 4,156/1962, for the purpose of expanding and improving the Brazilian electricity sector and has only been collected since 1964. Initially, the tax fell on all electricity consumers, and its return was ensured until the year 1976 by the issue of bearer bonds (Obligations).

With the advent of Decree-Law No. 1,512/1976, the incidence of the Compulsory Loan, during the period from 1977 to 1993, fell only on large industrial consumers of electric energy, considered those industrial companies with monthly consumption greater than 2,000 Kwh.

In this 2nd phase, the Compulsory Loan was represented by book-entry credits, and no longer by Obligations. The collection took place in the period from 1977 to 1993 and the return of the credits was made through the delivery of Eletrobras’ preferred shares, with four meetings for converting accrued credits into shares.

Most of the credits accrued by Eletrobras at the time the law was in effect have already been returned to taxpayers. However, there are still credits to be returned, since some taxpayers, questioning the constitutionality of the Compulsory Loan, filed a lawsuit with cosignatory actions to discuss its collection by Eletrobras, depositing these tax amounts in court.

As Eletrobras was successful in these legal proceedings and was authorized to withdraw the deposited amount, by issuing a court order, the obligation to return these taxes was recorded in the Company’s liabilities. These credits were not converted at the four meetings held by Eletrobras mentioned above, as they entered the Company’s cash after the last conversion meeting held in 2008.

Eletrobras, after withdrawing these deposits, assumes the obligation to return the principal amount within 20 years and to pay annual interest of 6% per year, in accordance with Decree-Law No. 1,512/1976. Therefore, these credits are recorded as current and non-current liabilities and are remunerated at the rate of 6% per year until the date of their conversion into shares, plus monetary restatement since the date that the judicial deposit was lifted, based on the variation in the Price Index at Special Broad Consumer IPCA-E.

It is noteworthy that the interest of 6% per year, in this case, is accrued during the grace period, as it is a compulsory loan not yet converted into shares, and also not a judicial debt, as is the case with judicial monetary correction of the tax already converted into shares and dealt with in note 33, which deals with provisions and contingent liabilities.

b) Provision for shares to be delivered

There is also a liability of the Company referring to the amount equivalent to the value of class B preferred shares , used as payment in lawsuits involving monetary restatement of the compulsory loan credits converted through the four meetings held by Eletrobras.

Considering that taxpayers need to register with the administrative procedure for share requests - Eletrobras SAC, demonstrating, through the appropriate legal documents, their legitimacy to receive these shares; there are many taxpayers who have not yet had the converted shares registered to their names, these referred shares being registered in Eletrobras’ shareholders’ equity, as well as with the Custodian Bank, under the heading “shares with shareholders to be identified”.

It should be noted that these are not treasury shares but shares subject to the conversion of compulsory loan credits, with the purpose of settling such credits, in accordance with the prerogative granted to Eletrobras by the legislation governing the tax. In addition, these are not shares without ownership , as the SAC is a procedure that attributes to the identified shareholder the full political and economic rights inherent in share ownership under the terms of Law No. 6,404/1976 and CVM regulations.

As of 2008, in a decision based on a legal position, Eletrobras used the balance of shares of shareholders not yet identified, resulting from the conversion of the Compulsory Loan, for the payment of legal proceedings for differences in the monetary correction of the credits of the Compulsory Loan . On the other hand, Eletrobras recorded a provision in an amount equivalent to the value of class B preferred shares , which must be delivered to taxpayers who prove their legitimacy within the scope of the SAC.

However, considering the new legal opinion, the understanding was consolidated that Eletrobras may pay off the obligation to deliver class B preferred shares, through capital increase or by the acquisition of identical shares on the market, in this case, in compliance with Law No. 6,404/1976 and rules issued by the CVM.

In this sense, Eletrobras can update the amount equivalent to the value of class B preferred shares, which it must deliver to the taxpayers who prove their legitimacy in the SAC, based on the market value of the share or its book value, relative to the last fiscal year, whichever is more advantageous.

The Company reclassified the amounts referring to the Compulsory Loan obligations previously presented from non-current to current, considering that the payment requirement may be exercised at the discretion of the holders of such rights.

Opening balance as of December 31, 2020 and 2019	1,047,109	485,756
Ingress of funds	—	7,263
Provision for implantation of shares	107,652	376,433
Debt charges	30,791	39,243
Interest payment	(1,328)	(2,282)
Monetary adjustment	32,111	140,696
Final balance as of December 31, 2021 and 2020	1,216,335	1,047,109

Accounting policy

Eletrobras records the obligation remunerated at the rate of 6% per year until the date of conversion into shares, plus monetary restatement based on the Special Extended Consumer Price Index IPCA-E, in accordance with Decree-Law No. 1.512 /1976. In the case of the provision for the implementation of shares, the amount is adjusted by the share price.

NOTE 28 — TAXES PAYABLE

	CONSOLIDATED
	12/31/2021	12/31/2020
Current liabilities
PIS/COFINS	372,631	840,750
IRRF/ CSRF	265,956	155,341
ICMS	22,843	37,598
INSS/FGTS	82,170	55,147
PAES / REFIS	23,362	23,340
ISS	14,168	13,658
Others	23,355	68,208
Total	804,485	1,194,042
Non-current liabilities
PAES / REFIS	145,448	168,394
PASEP/COFINS	13,936	13,573
IR/CS installments	101,016	—
Others	212	212
Total	260,612	182,179

NOTE 29 — REGULATORY FEES

	12/31/2021	12/31/2020
Current
Research and Development - R&D	235,492	371,364
RGR quota	196,584	67,810
Compensation for the Use of Water Resources	80,617	101,565
CDE contribution	13,809	19,256
PROINFA contribution	7,438	15,998
Electricity Service Inspection Fee	8,973	10,852
	542,913	586,845
Non-current
Research and Development - R&D	649,303	744,395
RGR quota	38	47
	649,341	744,442
Total	1,192,254	1,331,287

29.1 - Global Reversion Reserve (RGR)

The contribution to the formation of the RGR is the responsibility of concessionaires of public electric energy service, through a quota called Reversion and Expropriation of Electric Energy Services, of up to 2.5% of the value of the investments of the concessionaires and permit holders, limited to 3% of annual revenue. The value of the quota is computed as a component of the service cost of the concessionaires. Transmitters bidding as of September 12, 2012 and transmitters and generators that had their concessions extended under the terms of Law No. 12,783/2013, are released from the payment of this charge.

29.2 - Financial Compensation for the Use of Water Resources

Financial compensation for the use of water resources for electricity generation purposes was instituted by the Federal Constitution of 1988 and it is 6.75% that hydroelectric generation  concessionaires pay for the use of water resources.

29.3 - Research and Development - P&D and Energy Efficiency (PEE)

Electric energy concessionaires are required to invest annually at least 1% of their adjusted net operating revenue, in research and development projects and the energy efficiency program of the electric sector, under the terms of Law No. 9,991, July 24, 2000.

Accounting policy

The Company recognizes its sectorial charges are recognized as obligations to be collected, derived from the charges established by law, and are recorded under current and non-current liabilities on an accrual basis.

Thus, in this item are recorded the resources destined for the payment/application in P&D and PEE collected from the electricity supply tariff, the obligations related to the Inspection Fee of Electric Energy Services (TFSEE)and financial compensation for the use of water resources (CFURH), besides, the obligations related to the RGR Quota, CDE, and PROINFA.

NOTE 30 – SHAREHOLDER COMPENSATION

	12/31/2021	12/31/2020
Dividends for the fiscal year 2021	1,366,726	—
Dividends for the fiscal year 2020	—	1,518,767
Unclaimed dividends	40,164	28,391
Total	1,406,890	1,547,158

In January 2021, the Board of Directors decided to pay, as interim dividends, the total amount of R$ 2,291,889, on account of the reversal of the entire balance of the Special Reserve of Retained Dividends, which was constituted upon approval by the 59th Ordinary

General Meeting that decided on the destination of the income for the year. The decision to distribute the Interim Dividends results from the review of Eletrobras’ financial situation and liquidity. The interim dividends were paid in February 2021.

In August 2021, the Company paid the dividends related to the fiscal year 2020 to individuals and legal entities registered as owners or beneficial owners of common and preferred class “A” and “B” shares on the base date of April 27, 2021. The dividends were subject to monetary adjustment based on variations in the SELIC rate, disclosed by the Central Bank of Brazil pro-rata temporis from January 1, 2021, until the date of their respective payment.

Accounting policy

Eletrobras has a Dividend Distribution Policy which, in line with the Bylaws, ensures its shareholders the right, in each year, to dividends and/or interest on equity not less than 25% of the adjusted net income, pursuant to the Brazilian Corporate Law, while subsequent amendments do not authorize the capital reserve to be used to pay dividends.

The amount of the dividends that represents the minimum mandatory dividend established by law  is recognized in liabilities and the amount of dividends above the minimum mandatory dividend is recognized in shareholders’ equity, in the “proposed additional dividends” account, until approved by the General Meeting.

Class A and Class B preferred shares have priority in the receipt of the dividends distributed in each fiscal year, which are levied at the rate of 8% and 6%, respectively, per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

Preferred shares will participate, under equal conditions, with common shares in the distribution of dividends distributed in each fiscal year, after ordinary shares are assured a dividend equal to the lowest of those attributed to preferred classes. Preferred shares are guaranteed the right to receive dividends distributed in the fiscal year, for each share, at least 10% greater than that attributed to each common share in the respective year.

NOTE 31 – PROVISION FOR ONEROUS CONTRACTS

	Balance as of			Balance as of
	12/31/2020	Constitutions	Reversals	12/31/2021
Generation
Jirau	129,672	51,145	(33,695)	147,122
Funil	225,727	54,800	—	280,527
Coaracy Nunes	99,502	—	(88,470)	11,032
	454,901	105,945	(122,165)	438,681
Total	454,901	105,945	(122,165)	438,681

	Balance as of			Balance as of
	12/31/2019	Constitutions	Reversals	12/31/2020
Generation
Jirau	39,150	124,871	(34,349)	129,672
Funil	222,881	13,925	(11,079)	225,727
Coaracy Nunes	99,757	36,283	(36,538)	99,502
	361,788	175,079	(81,966)	454,901
Transmission
LT Eunápolis-T.Freitas	4,059	—	(4,059)	—
	4,059	—	(4,059)	—

Total	365,847	175,079	(86,025)	454,901

	12/31/2021	12/31/2020
Current Liabilities	10,517	40,196
Non-current Liabilities	428,164	414,705
Total	438,681	454,901

Accounting policy

Present obligations resulting from onerous contracts are recognized and measured as provisions. An onerous contract exists when the unavoidable costs of meeting its obligations exceed the economic benefits that are expected to be received over time.

NOTE 32 – POST-EMPLOYMENT BENEFITS

Eletrobras and its subsidiaries sponsor pension plans for its employees, as well as health care plans and post-employment life insurance in certain cases. These benefits are classified as Defined Benefits (BD) and Defined Contribution (CD), Variable Contribution (CV) and Balanced Plan.

Due to the Company’s decentralized structure, each segment sponsors its own employee benefits package. In general, the Eletrobras Companies offer their current and future retirees and their dependents benefits such as social security, health care and post-employment life insurance, as shown in the following table:

Types of post-employment benefits sponsored by Eletrobras companies
	Social security plans			Other post-employment benefits
Company	BD Plan	Balanced Plan	CD Plan	Life insurance	Health plan
Eletrobras	X		X		X
CGT Eletrosul	X		X		X
Chesf	X	X	X
Eletronorte	X		X	X	X
Eletronuclear	X		X		X
Furnas	X		X		X

The pension benefit plan normally exposes the Company to actuarial risks, such as investment risk, interest rate risk, longevity risk and salary risk.

●	Investment risk: The present value of the liability of the defined benefit pension plan is calculated using a discount rate determined by virtue of the remuneration of high-quality private bonds; if the return on the plan’s assets is below this rate, there will be a deficit in the plan. Currently, the plan has a relatively balanced investment in stocks, debt instruments and real estate. Due to the long-term nature of the plan’s liabilities, the board of the pension fund considers appropriate that a reasonable portion of the plan’s assets should be invested in shares and real estate to leverage the return generated by the fund;
●	Interest rate risk: A reduction in the interest rate on the securities will increase the plan’s liabilities. However, this will be partially offset by an increase in the return on the plan’s debt securities;
●	Longevity risk: The present value of the liability of the defined benefit plan is calculated by referencing the best estimate of the plan’s participants’ mortality during and after their stay at work. An increase in life expectancy of plan participants will increase the plan’s liabilities; and
●	Salary risk: The present value of the defined benefit plan liability is calculated by referencing the future salaries of the plan participants. Therefore, an increase in wages of the plan participants will increase the plan liabilities.

The tables below show the conciliation of the present value of the defined benefit obligations and the fair value of the assets with the amounts recorded in the balance sheet for social security benefits and for other post-employment benefits. The consolidated results are shown below.

Post-employment benefit obligations - amounts recognized in the balance sheet:

	2021	2020
Social security plan benefits	5,839,349	6,791,370
Health and life insurance plans	245,457	225,471
Total post-employment benefit liabilities	6,084,806	7,016,841

Current	233,304	192,209
Non-current	5,851,502	6,824,632
	6,084,806	7,016,841

a)Conciliation of pension plan liabilities and other benefits:

Social security plan benefits - Amounts recognized in the balance sheet and income statement for the year:

	2021	2020
Present value of actuarial obligations partially or totally hedged	32,654,956	37,523,363
Fair value of plan assets	(27,983,826)	(31,394,339)
Asset ceiling	1,168,219	662,346
Net Liabilities / (Assets)	5,839,349	6,791,370

Net current service cost	72,507	80,782
Net interest cost	381,672	323,488
Actuarial expense / (revenue) recognized in the fiscal year	454,179	404,270

Health and life insurance plans - Amounts recognized in the balance sheet and income statement for the year:

	2021	2020
Present value of actuarial obligations partially or totally hedged	245,457	225,471
Net Liabilities / (Assets)	245,457	225,471

Net current service cost	5,214	3,679
Net interest cost	14,467	9,651
Actuarial expense / (revenue) recognized in the year	19,681	13,330

b)Disclosure of Defined Pension Benefits

Consolidated results of defined pension benefits - reconciliation of the present value of defined benefit obligations

Defined pension benefit plans - Change in present value of actuarial obligations:

	2021	2020
Value of actuarial obligations at the beginning of the year	37,523,363	33,303,765
Current service cost	72,507	80,782
Interest on actuarial obligation	2,438,460	2,275,724
Benefits paid in the year	(2,554,573)	(2,310,773)
Standard Participant Contributions	33,707	38,280
Effect related to migration of plans	(90,972)	—
(Gain)/loss on actuarial obligations arising from remeasurement	(4,767,536)	4,135,585
Actuarial losses arising from changes in financial assumptions	(8,481,160)	3,491,997
Actuarial losses/(gains) arising from experience adjustments	3,713,625	643,588
Present value of actuarial obligations at the end of the year	32,654,956	37,523,363

Consolidated results of defined social security benefits - reconciliation of the fair value of plan assets

Defined pension benefit plans - Changes and composition of the fair value of assets:

	2021	2020
Fair value of assets at the beginning of the year	31,394,339	29,687,699
Benefits paid during the year	(2,554,573)	(2,310,773)
Participant contributions disbursed during the year	33,707	38,280
Employee contributions disbursed during the year	294,489	245,127
Expected return on assets for the year	2,040,363	2,016,536
Gain (loss) on plan assets (excluding interest income)	(3,224,499)	1,717,470
Fair value of assets at the end of the year	27,983,826	31,394,339

Effective return on assets for the year	(1,184,136)	3,734,006

Consolidated results of defined social security benefits, health plans and life insurance - Amounts recognized in Other Comprehensive Results:

	2021	2020
Actuarial gains (losses) recognized in OCI in the fiscal year - Social security benefit plans, health plans and life insurance	1,154,355	(2,304,304)

c)Disclosure of health plans and life insurance

Consolidated results of other post-employment benefits - reconciliation of present value of defined benefit obligations

Health plans and life insurance - Changes in present value of actuarial obligations:

	2021	2020
Amount of actuarial obligations at the beginning of the year	225,471	196,181
Current service cost	5,214	3,679
Interest on actuarial obligation	14,467	9,651
Benefits paid in the year	(22,085)	(46,586)
Derecognition of benefit	(26,005)	(29,248)
Effect related to migration of plans	52,662	—
Loss on actuarial obligations arising from remeasurement	(4,267)	91,794
Actuarial losses arising from changes in demographic assumptions	146,397	80,593
Actuarial losses arising from changes in financial assumptions	(111,260)	743
Actuarial losses resulting from experience adjustments	(39,404)	10,458
Present value of actuarial obligations at the end of the year	245,457	225,471

d)Actuarial and Economic Assumptions

The actuarial assumptions presented below were used to determine the defined benefit obligation and the expense for the year.

Economic Hypotheses
	2021	2020
Annual effective discount interest rate	2.87% to 5.47%	2.69% to 3.80%
Projection of average wage increase	1.00% to 2.01%	0.25% to 2.01%
Annual average inflation rate	4.00%	3.27%
Expected return on plan assets (i)	3.27%	3.27%

(i) represents the maximum and minimum rates of return on plan assets.

Demographic Assumptions
	2021	2020
Turnover rate	Null; 0% p.a.; Ex-Nucleos 2018	0% p.a; Ex-Nucleos 2018; Zero turnover table
Table of active and inactive mortality	AT-2000 segregated by gender and downsized by 10%; Women’s AT-2000 (aggravated by 15%); AT-2000 segregated by sex; AT-2000 Basic segregated by sex; Man’s AT-2000	AT-2000 (segregated by sex) downsized by 10%; AT-2000 (segregated by sex) downsized by 15%; Women’s AT-83 Basic (downsized by 10%); AT-2000 Basic downsized by 5% and segregated by sex; Men’s AT-2000
Table of mortality of disabled persons	RRB-1983; AT- 49 Relieved in 2 years; AT-49 Basic segregated by sex; MI-2006 segregated by sex and downsized by 10%; MI 85 by sex; AT-83 (IAM) Male	RRB-1983; AT-49 segregated by sex; AT-49 Relieved in 2 years Male; MI-2006 (segregated by sex) downsized by 10%; AT-83 IAM (male)
Table of disability	LIGHT (Weak); Álvaro Vindas downsized by 50%; Álvaro Vindas; TASA 1927; TASA 1927 aggravated by 20%; LIGHT (Average)	LIGHT; ALVARO VINDAS (downsized by 50%); Álvaro Vindas; TASA 1927; ALVARO VINDAS (50% off); LIGHT (AVERAGE)

The definition of the overall rate of return on the plan’s assets considered the market practice of Federal Government bonds, according to criteria recommended by national and international standards, for terms similar to the flow of obligations under the benefits program, in the so-called Duration concept.

The expected global rate of return corresponds to the weighted average of the expected returns of the various categories of plan assets. Management’s assessment of the expected return is based on the historical return trends and market analysts’ forecasts for the asset over the life of the respective obligation. The current return on BD plan assets on December 31, 2021 was negative R$ 1,184,136 (positive R$ 3,734,006 in 2020) in the company.

e)Employers’ contributions

As of December 31, 2021, the contributions made by the Company for the constitution of mathematical provisions for benefits under the CD Plan reached R$ 12,495 (R$ 2,756 in 2020).

As of December 31, 2021, the contributions made by the Company, for the constitution of the mathematical provisions for benefits of the BD Plan, reached R$ 281,994 (R$ 242,370 in 2020).

The Company expects to contribute R$ 2,246,956 to the defined benefit plan during the next year.

The weighted average duration of the defined benefit obligation for the Company is 64 years.

Analysis of expected maturities of undiscounted benefits from post-employment defined benefit plans for the next 10 years is as follows:

Social Security Program	2022	2023	2024	2025	2026	After 2026	Total
As of December 31, 2021	2,227,379	2,087,182	2,173,124	2,036,627	4,045,226	20,085,418	32,654,956

f)The significant actuarial assumptions for determining the obligation of defined benefit plans are discount rate, expected salary increase and mortality. The sensitivity analysis below was determined based on reasonably possible changes in the respective assumptions that occurred at the end of the reporting period, keeping all other assumptions constant.

●	If the expected salary growth on the obligations increased or decreased by 1%, the defined benefit obligation would have a decrease of R$ 2,820,978 or have an increase of R$ 2,359,615, respectively; and
●	If the expectation of wage growth on bonds increased or decreased by 1%, the defined benefit obligation would have an increase of R$ 258,063 or would have a reduction of R$ 227,180, respectively.

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

g)Amounts included in the fair value of plan assets

Fair values of equity and debt instruments are determined based on market prices quoted in active markets, while fair values of real estate investments are not based on market prices quoted in active markets.

Asset Category	2021	2020
Assets Immediately Available	1,189	1,176
Realizable Assets	504,955	788,598
Fixed Income Investments	27,222,524	30,197,616
Variable Income Investments	6,366,796	7,570,489
Real Estate Investments	872,022	1,019,850
Structured Investments	1,957,898	1,019,744
Loans and Financing	779,374	867,657
Investment abroad	429,010	—
Other	32,038	17,819
Collective risk benefit fund	—	22,201
(-) Assets of defined contribution plans	(9,107,431)	(9,005,558)
(-) Operating liabilities	(176,735)	(146,169)
(-) Contingent liabilities	(178,198)	(247,337)
(-) Investment Funds	(207,267)	(202,366)
(-) Administrative Funds	(399,858)	(387,349)
(-) Social Security Funds	(112,491)	(122,032)
Total assets	27,983,826	31,394,339

Accounting policy

Retirement obligations

Eletrobras and its subsidiaries sponsor pension plans, which are generally financed by payments to these pension funds, determined by periodic actuarial calculations. The Company has defined benefit plans, as well as defined and variable contributions. In defined contribution plans, the Company makes fixed contributions to a separate entity. In addition, it has no legal or constructive obligations to make contributions, if the fund does not have sufficient assets to pay, to all employees, the benefits related to services provided in current and previous years linked to this type of plan. A defined benefit plan is different from a defined contribution plan, since, in such defined benefit plans, a retirement benefit amount is established for an employee to receive upon retirement, usually dependent on one or more factors, such as age , time of service and remuneration. In this type of plan, the Company has the obligation to honor the commitment assumed, in case the fund does not have enough assets to pay, to all employees, the benefits related to the services provided in the current and previous years linked to this type of plan.

The liability recognized in the Balance Sheet, in relation to the defined benefit plans, is the present value of the defined benefit obligation at the balance sheet date, less the fair value of the plan assets. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflows. The interest rates used in this discount are consistent with market securities, which are denominated in the currency in which the benefits will be paid, and which have maturity terms close to those of the respective pension plan obligation.

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

Other post-employment obligations

Some of the Company’s companies offer post-retirement health care benefits to their employees, in addition to life insurance for active and inactive employees. The right to these benefits is generally subject to the employee remaining in the job until retirement age and the completion of a minimum period of service, or their disability as an active employee.

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

Termination Benefits

Termination benefits are payable when the employment relationship is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary dismissal in exchange for these benefits. Eletrobras and its subsidiaries recognize the termination benefits on the first of the following dates: (i) when are no longer able to withdraw the offer of these benefits; and (ii) when the entity recognizes restructuring costs that are within the scope of IAS 37 and involve the payment of termination benefits. In the case of an offer made to encourage voluntary dismissal, termination benefits are measured based on the number of employees who are expected to accept the offer. Benefits that expire after 12 months from the balance sheet date are discounted to present value.

NOTE 33 - PROVISIONS AND CONTINGENT LIABILITIES

Eletrobras and its subsidiaries are parties to several lawsuits in progress within the judiciary authority, mainly in the labor and civil spheres, which are at various stages of the legal process.

33.1 - Provisions

Eletrobras and its subsidiaries set up provisions in an amount sufficient to cover losses considered probable and for which a reliable estimate can be made in the following amounts:

	12/31/2021	12/31/2020
Current
Civil	2,262,622	1,719,597
Labor	5,027	2,965
	2,267,649	1,722,562
Non-current
Civil	28,338,928	21,775,547
Labor	2,233,654	2,079,618
Tax	569,640	252,913
	31,142,222	24,108,078
Total	33,409,871	25,830,640

These provisions had in the year ending December 31, 2021, the following evolution:

Balance as of December 31, 2020	25,830,640
Establishment of provisions	15,709,822
Reversal of provisions	(2,677,253)
Monetary correction	578,306
Judicial deposits	196,966
Payments	(6,228,610)
Balance as of December 31, 2021	33,409,871

The change in the establishment of provisions in the Company and in the subsidiary is related to the revision of estimates due to the evolution of decisions in the execution and settlement phase of the lawsuits, mostly related to civil cases referring to the Compulsory Loan.

Among the payments that occurred during the period, we highlight the amount of R$ 3,339,862 related to the compulsory loan paid by Eletrobras and the amount of R$ 1,419,935 registered by the subsidiary Chesf, related to the payment of the GSF provision, as an offset to the waiver, made in July 2021 of the lawsuit under the terms of the renegotiation of the hydrological risk in the form, conditions, and deadlines established by Law No. 14,052/2020. In exchange for this waiver, Chesf obtained the right to an extension of the terms of the authorizations of certain hydroelectric power plants.

A summary of the main processes is as follows:

33.1.1 Civil

As of December 2021, Eletrobras and its subsidiaries have civil lawsuits of R$ 30,601,550 (R$ 23,495,144 as of December 31, 2020), this being the probable estimate of outflow of funds to settle these proceedings.

Civil lawsuits mainly concern the claim for monetary correction  on the compulsory loan, lawsuits arising from payments, fines and charges for alleged delays and defaults, collective actions for putative securities, and civil lawsuits related to the consumption relationship, related to moral and material damages arising mainly from irregularities in the measurement of consumption and undue charges according to the main processes described below:

Eletrobras

●	Compulsory Loan

There is significant judicial litigation involving Eletrobras, in which the largest number of lawsuits seek to challenge the criteria for monetary restatement of the compulsory loan book-entry credits on the consumption of electricity, determined by the legislation governing the compulsory loan and applied by the Company, and the application of inflationary adjustments resulting from economic plans implemented in Brazil. As of December 31, 2021, Eletrobras had 3,739 lawsuits related to this topic provisioned (3,624 cases on December 31, 2020). For more information, see note 27.

The credits of the compulsory loan were substantially paid by Eletrobras through conversions into shares decided at shareholders’ meetings on April 20, 1988, April 26, 1990, April 28, 2005, and April 30, 2008, respectively.

The divergence on the criteria for monetary restatement of the credits was referred to the Superior Court of Justice (STJ) and the question of merit was decided by that court, through repetitive appeals embodied in Special Appeal 1,003,955/RS and Special Appeal 1,028,592/RS and Embargoes of Divergence in Special Appeal 826,809/RS. After the judgment and publication of the collegiate decision on the repetitive theme by the STJ, Eletrobras understands that the same solution must be applied to other processes that have identical theses.

The matter, however, is currently the subject of appeals before the Federal Supreme Court (STF), which are pending judgment.

Despite the fact that the matter was submitted to the STF, in view of the precedents of the STJ, the demands filed have taken their normal course and, consequently, there have been several rulings on the payment of differences in monetary correction and interest rates of 6% per year, the last reflecting differences in monetary correction. As a result of these se rulings and expert reports and judicial accounting issued to the detriment of Eletrobras, the Company has been the target of executions, and there is disagreement with the authors as to how to determine the amount due, especially with regard to the application of the 6% remuneration interest, after the General Meeting that decided the conversion of these credits into shares and the five-year term for the collection of said interest.

Eletrobras, in the scope of these processes, has recorded provisions related to: (i) the difference in principal resulting from the monetary restatement criteria, (ii) reflex remuneration interest; and (iii) application of default interest (substantially the SELIC rate).

	12/31/2021	12/31/2020
Main	6,403,710	5,860,592
Correction interest paid	47,316	—
Compensatory interest	4,748,235	1,875,942
Default interest	13,116,760	9,444,919
Fees	747,994	—
Other funds	646,213	271,716
Total	25,710,228	17,453,169

●	Time lapse for the application of compensatory interest - Rome Decorator Case

Through the Embargoes of Divergence in Special Appeal No. 790.288/PR by the STJ, in June 2019, a taxpayer obtained a favorable decision, by the vote of five ministers, out of a total of nine voting ministers, to, in the specific process, have the incidence of remuneration interest of 6% per year, continuously applied from the 143rd Extraordinary General Meeting, on June 30, 2005, until the effective payment, cumulating with the SELIC rate. In respect of this decision, Eletrobras  filed an appeal called declaratory embargoes, clarifying the impossibility of cumulating interest with the SELIC rate and also informing that the above mentioned judgment, unfavorable to Eletrobras, did not have the effect of a repetitive appeal, under the terms of article 1,036 of the Code of Civil Procedure. This means that it had no binding effect for other legal proceedings dealing with the subject, in contrast to the precedent arising from Special Appeal No. 1,003,955/RS and Embargoes of Divergence in Special Appeal No. 826,809/RS. These last two appeals, which are those adopted by Eletrobras to estimate its provision, were judged by the STJ as repetitive appeals, of general repercussion, and therefore must be considered for other lawsuits that deal with this specific issue, according to Brazilian law.

On November 10, 2021, the First Section of the STJ granted the appeal for a declaration of Eletrobras in the records of the Divergence Motion in Special Appeal EREsp No. 790.288/PR, reversing the unfavorable judgment of 2019, confirming the thesis that such credits were paid under the terms of the proper legislation, and that the amounts under dispute are judicial debts and no longer taxes and should only be corrected with specific charges applicable for judicial debts with the granting of the appeals No. 1,003,955/RS and No. 1,028,592/RS. Therefore, Eletrobras understands that the STJ has ratified the position that remuneration interest should only be charged on credits up to the date of the meetings. The decision of this judgment was published on December 14, 2021. Decoradora Roma filed a motion for clarification on February 1, 2022, requesting, preliminarily, that the case be sent to the Special Court of the STJ, and, on the merits, the amendment of the judgement. The 1st Section of the STJ rejected the preliminary request for referral to the Special Court and ruled that the appeal was dismissed. Following this decision, Decoradora Roma filed on April 8, 2022 new motions for clarification, essentially questioning the non-remittance of the proceedings to the Special Court of the STJ. The appeal is pending judgment.

In this context, the understanding of the restriction on the application of 6% remuneration interest until the date of the Meeting was maintained, which reinforces Eletrobras’ understanding mentioned above.

●	Inclusion of compulsory credits not foreseen in the initial demand – Gerdau Case

Regarding the discussion of the enforcement of credits not mentioned in the initial petition, in December 2020, Eletrobras received an unfavorable decision in connection with legal proceeding No. 0023102-98.1990.8.19.0001. This process was initiated in 1990, before the third and fourth Conversion Meetings. Although the first degree court has ratified an expert report that indicate an amount due of approximately R$1,400,000 (which may reach approximately R$1,800,000 considering monetary restatement and the incidence of fines and fees indicated by the plaintiffs), Eletrobras appealed the decision, arguing that the discussion involves claims not mentioned in the initial petition, as well as the fact that the expert report approved contains several defects. On appeal, the Court of Justice of the State of Rio de Janeiro (TJRJ) granted a preliminary injunction granting suspensive effect to suspend the execution of the sentence until the judgment of that appeal. However, on August 10, 2021, the appeal was denied, by a simple majority, by the 8th Civil Chamber of the TJRJ. The judgment in question, in turn, was challenged by Eletrobras through the filing of special and extraordinary appeals to the Superior Court of Justice, which are still pending final judgment.

Despite the efforts made by Eletrobras, which presented other appeals to suspend the obligation of the portion of the execution that it considers undue, these were denied, so that the Company had to deposit in court, as a guarantee the amount believed to be in dispute in order to avoid constrictive measures liens on its assets.

Accordingly, on September 21, 2021, Eletrobras deposited in court the total amount of R$ 1,681,224, consisting of the following installments: (i) R$ 422,539, referring to the amount undisputed in the records, as payment; (ii) R$ 1,048,904, referring to the contested amount, as a guarantee; and (iii) R$ 209,781, as a guarantee of a possible fine and fees for non-compliance with the judgment, according to article 523, paragraph 1º, of Civil Law. Additionally, Eletrobras filed an opposition to the execution of the sentence. However, the opposing parties requested the withdrawal of the amount of R$ 1,471,443, a claim that, despite being rejected in the first instance, ended up being accepted by monocratic decisions handed down by the Judge Reporter of the Interlocutory Appeal No. 0075057-87.2021.8.19.0000, in part through the presentation of guaranteed insurance. The withdrawal of this amount ended up being carried out through the issuance of the payment slips on October 25, 2021 and December 15, 2021, while the remaining value of R$ 209,781 remains deposited in a judicial account. In view of the advanced stage of the dispute, whose decisions in force are unfavorable, in 2020 Eletrobras recorded a provision of R$ 1,630,282.

Other rulings, such as in the Internal Appeal in the statement of objections in the Divergence Embargoes in Special Appeal No. 799.113-SC, already understood that the subsidiaries do not have the legitimacy to execute a court order referring to the difference in monetary correction of the compulsory loan rendered in favor of the Company, as it had not participated in the discovery process. However, if there are cases similar to the Gerdau case mentioned above, Eletrobras may have to adjust its provision to amounts that may be material.

It is important to note that all the values mentioned in this note, including the possible values involving compulsory obligations, constitute an estimate and will always depend on impact assessments when they occur and if they occur.

In the year ended December 31, 2021, a provision was recognized, net of reversal, in the approximate amount of R$ 10,896,956, for a total amount of R$ 25,710,228, referring to the compulsory loan processes.

Review of the provisioning criteria for the compulsory loan

Throughout 2021, Eletrobras made successive adjustments to the provisioning for the compulsory loan that led to the need for Management to revisit and revise its risk classification criteria and assumptions. Eletrobras will continue to make every possible effort to have its legal theses recognized in court.

Following the provisions of IAS 8, as a consequence of the uncertainties inherent to business activities, many items in the financial statements cannot be measured with precision but can only be estimated. The estimates involve judgments based on the latest available and reliable information. Additionally, estimates must be revised if there are changes in the circumstances on which they are based or as a result of new information or greater experience.

Thus, based on the development of jurisprudence and the recent unfavorable reports in 2021, Eletrobras reviewed in the quarter ended September 30, 2021, its estimates for the provisioning of compulsory loans. From this revision of the estimates, two main items were listed regarding the contingency of the compulsory loan, as follows:

Limitation period for reflexive remuneration interest

Concerning the risk classification of the statute of limitations for interest on reflexive remuneration (with respect to the unpaid portion of the monetary adjustment applied to the principal amount of the compulsory loan), before the review of the criterion adopted by Eletrobras, it was understood that the issue was addressed in item 5.2, a of the leading cases of Special Appeal No. 1,003,955/RS and Special Appeal No. 1,028,592/RS, such that Eletrobras classified the risk of loss as remote, supported by the conjunction of three main factors: (i) the reflexive remunerator interest should follow the same statute of limitations regime of the remunerator interest paid, therefore, with an initial milestone in July of each year, when the payment by the taxpayers was compensated in the energy bills; (ii) the incidence of Precedent 85 of the STJ, for relations of successive tract, so that the statute of limitations would reach the installments due before the five years before the filing of the lawsuit; and (iii) the decision Regimental Appeal in Special Appeal No. 1,017,019/PR, of the 1st Panel of the STJ, judged in August 2016, favorable to Eletrobras’ thesis.

However, in 2020, upon a decision unfavorable to Eletrobras in the Extraordinary Appeal on Special Appeal No. 1,251,194/PR, Eletrobras filed a Divergence Appeal No. 1,251,194/PR, which is still pending judgment.

Despite the filing of these Embargoes of Divergence, especially given the recent judgment of the 2nd Panel of the STJ, in the Interlocutory Appeal in Special Appeal No. 1,734,115/PR, the Company believes that the prospect of success on appeal is unfavorable. This is because the judgment of June 2021 brought (i) the adoption of the understanding that, for purposes of counting the statute of limitations period for reflexive remuneration interest, the initial milestone is the meeting for conversion of credits into preferred shares of Eletrobras, not applying the limitation of Precedent 85 of the STJ, that is, shielding from the statute of limitations all credits converted at the meeting pursued by the creditor to assess the entire period of reflexive remuneration interest, it being sufficient, therefore, that the creditor file the lawsuit within the five years after the conversion meeting; (ii) the appeal expressly faced the divergence brought by Eletrobras, given the leading cases, in Embargoes of Divergence No. 1, 251,194/PR; and (iii) the appeal was decided unanimously, with the votes of five of the ten Justices, including the President of the Section, who now make up the 1st Section of the STJ, which is responsible for ruling on Divergence Motions No. 1,251,194/PR, with the President voting only in the event of a tie.

In this sense, despite the position defended by Eletrobras, considering the jurisprudential scenario, how  the recent judgment of June 2021, the Company revised the prognosis of loss of this legal proceeding from remote to probable, provided that the lawsuits were filed within five years from the conversion meeting, representing an amount of R$ 5,253,444 provisioned on December 31, 2021.

Inclusion of a new timeframe

Previously, with respect to cases in which the Company initially judged the risk of loss to be possible or remote based on its understanding of the applicable legislation and the available case law, the Company recorded any apropriate provisions, in the event of outcomes that were unfavorable to the Company and differed from its expectation based on precedents decisions, during the liquidation phase of the procedings upon the rulling confirming award calculation of an adverse expert report. In line of certain higher level of losses in 2021, the Company reviewed its provisioning criteria in this regard and adjusted the timeframe by adding an intermediate step, whereby in certain cases the it would record a provision (as necessary) upon entry of final judgment on the merits as to the payment of a specific contingency, and then revise it (if appropriate) during the liquidation phase as explained above. The total impact of this adjustment was an increase in the provision in the amount of R$ 2,180,535.

Compulsory loan provision arising from unfavorable decisions

In addition to the revisitation of the global parameters mentioned above, the provisioning was also substantially increased, in the quarter ended September 30, 2021, due to unfavorable results arising from judicial approvals of reports treating the incidence of interest interest after the credit conversion meeting, in disagreement with the understanding adopted by Eletrobras which was based on the criteria approved in the shareholders’ meetings for the conversion of the credits, according to Special Appeal No. 1,003,955/RS, as well as the inclusion of credits collected by certain plaintiff on behalf of their subsidiaries and incorporated companies, according to procedural developments.

Increase in expert reports

On December 31, 2021, due to the continued review of expert reports, approved in court, based on the new parameters revised in the terms explained above, Eletrobras recorded an additional provision of R$ 137,000 to the compulsory loan provisions.

In addition to these provisions, there was an incidence of monetary adjustment in the amount of R$ 286,010 and payments in the amount of R$ 1,462,000.

Consolidation

Chesf

●	Partial nullity of addendum (Analytical price correction factor K)

Chesf is the plaintiff in a lawsuit in which it asks for the declaration of partial nullity of an addendum (Factor K of analytical price correction) to the civil works contract of power plant Hidrelétrica Xingó, signed with the consortium formed by the Brazilian Company of Projects and Works (CBPO), Construções e Comércio and Mendes Júnior Engenharia SA (CONSTRAN SA) (defendants in this process) and the return of amounts paid, as Factor K, in the amount of approximately R$ 350,000 (value at that time, converted into reais), doubled. The defendants, in addition to contesting the deed, pleaded the condemnation of Chesf to comply with payments resulting from the same contractual amendment which were, not settled by Chesf in a timely manner (partial disallowance of Factor K between July, 1990 and December, 1993, and full suspension of the payment of Factor K, from January, 1994 to January, 1996).

The lawsuit is pending before the STJ due to an appeal by Chesf. In August 2010, it was dismissed by majority, which was subsequently the subject of the first Motion for Clarification by all parties, now already judged (Chesf’s lawsuit declared unfounded; those lawsuit presented by the plaintiffs  partially upheld, in terms of succumbence fees), and also the second Embargoes of Declaration of all parties, by equals now judged and again were appealed by Embargoes of Declaration by Chesf, which were rejected with a fine of 0.01% of the value of the case. Subsequently, Chesf, within the legal term filed an Appeal for Divergence and Extraordinary Appeal: the Embargoes for Divergence, due to their specific peculiarities, depend on the assessment in part by the Special Court and in part by the first section, both of the same STJ.Before the Special Court of the STJ there was a dismissed judgment in February 2016, and currently the same Embargoes of Divergence are awaiting consideration by the STJ; filed at the same time but destined for the STF, the Embargoes of Divergence will only be considered in due time after the end of the appreciation of the Divergence Embargoes in all its internal instances of the STJ.

On the other hand, the Provisional compliance with judgment procedure is being processed in the first instance, proposed by the same parties opposed to Chesf in the case, where:

●	The court approved the preliminary calculation of the amount of the principal sentence (for April, 2015) at approximately R$ 1,035;

●	There was a presentation by Chesf of a guarantee insurance originally accepted by the prosecuting court, but, on appeal, refused by the Court of Justice of Penambuco (TJPE);
●	Up to December 2016, Chesf’s bank financial assets were embargoed for approximately R$ 500 million; and
●	Chesf filed appeals and complaints pending consideration by the TJPE.

In December 2016, due to a new appeal filed by Chesf pending before the STJ and referring to that same ordinary process (liquidation action), a decision was ruled that results in the extinction/suspension of the liquidation action and the provisional enforcement action (this being originated from the liquidation action), consequently releasing in full, in favor of Chesf, the entire amount hitherto blocked/pledged. The final judgment was initiated with a single vote against Chesf (the judgment was subsequently suspended).

Chesf updated the provision in the amount of R$ 1,749,709 (R$ 1.500.395 as of December 31, 2020) and additionally R$ 175,071 (R$ 151,235 as of December 31, 2020) in relation to the amount of the sentence in succumbence fees in favor of the defendants. Taking especially as a reference, the decision made by the TJPE regarding the liquidation action, currently in progress before the STJ, is awaiting legal process and judgment with attribution of suspensive effect on the appeal as mentioned above, and the values concerning which there is a conviction of unawareness/in application to the case. There is no time forecast for the outcome of this dispute.

-	GSF

In August 2021, Chesf made the payment of the amount withheld in the CCEE of R$ 1,419,935, which is composed of a debt of R$ 1,824,795 less a credit of R$ 404,860, as communicated to the market in a relevant fact.

In November, the ANEEL petitioned to inform that it was aware of the existing request. In the same month, the Federal Government petitioned not to oppose the request to drop the lawsuit.

33.1.2 - Taxes

As of December 31, 2021, Eletrobras and its subsidiaries have tax lawsuits of R$ 569,640 (R$ 252,913 as of December 31, 2020), which is the probable estimate of resources needed to settle these proceedings.

Tax lawsuits mainly concern PIS and COFINS offsets, collection of undue social security contributions, assessments for the extemporaneous bookkeeping of ICMS credits, requirements for ICMS credit reversal on energy losses, and use of ICMS credit due to CCC subsidies, in addition to various tax foreclosures and processes in which consumers seek reimbursement of paid public lighting fees.

33.1.3 - Labor

As of December 31, 2021, Eletrobras and its subsidiaries have labor lawsuits of R$ 2,238,681 (R$ 2.082.583 as of December 31, 2020), which is the probable estimate of the disbursement of funds needed to settle these proceedings.

Labor proceedings are mainly composed of lawsuits brought by staff employees of companies providing services, linked to issues related to labor and employment relations.

33.2 - Contingent Liabilities

Additionally, Eletrobras has lawsuits assessed as possible losses in the following amounts:

	12/31/2021	12/31/2020
Civil	46,513,692	34,839,649
Labor	3,473,210	4,500,051
Tax	8,755,786	8,818,294
	58,742,688	48,157,994

33.2.1 - Civil

As of December 31, 2021, Eletrobras and its subsidiaries have civil lawsuits of R$ 46,513,692 (R$ 34,839,649 as of December 31, 2020), the likelihood of loss being possible, but where no provision has been made.

Eletrobras

Notwithstanding the effect restricted to the Divergence Embargo on Appeal in Special Appeal No 790,288/PR (Roma Decorator case) mentioned in note 33.1.1, depending on its final result, this could generate reflexive legal discussions on the current repetitive appeal (Special Appeal No. 1,003,955/RS), on which Eletrobras based its estimates of provision for monetary restatement of compulsory loans. If, perhaps, there is a change in the current jurisprudence of the STJ to the disadvantage of Eletrobras, regarding specifically the application of remunerative interest of 6% per year, after the conversion meeting, the measurement of the provision could be increased, in the best estimate of Eletrobras, based on the current provisioned processes and available information, at R$ 12,077,894 on December 31, 2021 (R$ 11,458,690 on December 31, 2020). Eletrobras did not make a provision for this amount, as it understands that the likelihood of loss of these orders is possible.

Regarding the issue discussed in Judicial Proceeding No. 0023102.98.1990.8.19.0001 (Gerdau Case), Eletrobras believes that previous decisions have ruled that subsidiaries do not have the legal standing to enforce judicial title regarding the difference in the monetary correction of compulsory loan granted favorably to the Company, when such subsidiaries were not included in the initial petition.

Although there was a recent case with an unfavorable judgement, prior decisions have generally ruled in favor of the Company on this subject. Considering such a recent unfavorable decision, we estimate that our provision could increase by approximately R$ 2.2 billion if all credits from branches of companies not mentioned in the initial petition brought by the parent company are considered enforceable.The Company understands that the likelihood of loss for the similar cases is possible.

Consolidation

Eletronorte

●	Consórcio Nacional de Engenheiros Consultores S.A. (CNEC) for monetary correction and interest for late payment

A collection lawsuit was filed by CNEC, against Eletronorte, aiming to receive inflation restatement and interest for late payment of invoices, as well as for the use of different undesrtanding of the applicable indexes divergent from contractual terms. Eletronorte maintains that the parties resolve all of their pending matters by signing the Debt Recognition, Consolidation and Payment Agreement and other covenants, and that the claimed right is prescribed and settled. As of December 31, 2021, the updated amount of the claim is R$ 587,894, as the expert calculations determined the amount of R$ 587,894 (R$ 529,833 as of December 31, 2020).

CGT Eletrosul

●	Collection of obligations arising from loans - Bank KfW

KfW Bank brought a claim for repayments due (recorded as contractual fines), interest on overdue loans, late payment interest on overdue repayments and a claim for damages.

The lower court of the District Court of Frankfurt ruled against CGT Eletrosul and the Company appeal was filed in June 2016.  In the upper court, after hearings, the Regional Superior Court in Germany decided to obtain the opinion of an expert on Brazilian law, in particular on Decree No. 93,872/1986 and the need for the consent of the Board of Directors for such an encumbrance.  At the moment, the lawsuit is in the pre-trial stage.  There is still no decision at Regional Superior Court in Germany. As of December 31, 2021, our risk of loss is possible of R$ 681 million.

- Administrative Proceeding - ANEEL

The Company maintains the amount of R$ 309,916 (R$ 279,308 on December 31, 2020) classified as possible risk civil contingencies arising from an administrative lawsuit related to the declaration of forfeiture of concession 001/2015 (Lot A), involving the incorporated Eletrosul Centrais Elétricas S.A.

Chesf

●	Environmental damage - Association of Fishermen of the Cabeço and Saramém Village

This relates to a public civil action filed against the subsidiary Chesf by the Community Association of Povoado do Cabeço, in the amount of R$ 368,548, with the objective of obtaining financial compensation due to alleged environmental damage caused to fishermen in Cabeço, downstream of HPP Xingó, caused by the construction of this plant.

The Brazilian Institute for the Environment and Renewable Natural Resources - IBAMA, IMA-AL, the Bahia Regional Administration Council (CRA-BA), the Federal Union and Adema-SE were included in the defendants side of the action. On the other hand, a public civil action filed against Chesf by the Associação de Pescado do Povoado Cabeço e Saramém was also in progress, to which the amount of R$ 309,114 was attributed for the same purposes as the demand previously mentioned. In April 2008, a sentence was passed recognizing the Federal Court’s competence to process and judge the deed. In February 2009, the two lawsuits were considered to be procedurally related and started to be processed together. The two expert reports were made available to Chesf in December 2015.

The opinion of Chesf’s technical assistants, who challenged the expert reports, was presented in both lawsuits in May 2016. In turn, Chesf’s final petitions were filed in September 2016, with the processes, in December 2018, concluded for judgment and having provided for the migration of the process to the legal person system on January 24, 2019. On May 21, 2019, after the digitization, a court ruled that the deed should be concluded again for sentence. In 2021 there was an annual inspection order indicating that the process was in order and on July 29, 2021 there was a petition from the Institute of Environment and Water Resources (INEMA) requesting that Chesf be summoned via a letter rogatory and publication in the official gazette.

Chesf classified the risk of loss as possible, in the estimated amount of R$ 624,777 (R$ 559,699 as of December 31, 2020).

●	Nullity of the union agreement

This relates to a public civil action proposed by the Federal Public Prosecutor’s Office (MPF) where, in summary, it is looking to obtain a judicial decree that declares the non-existence of the Amendment to the 1986 Agreement, signed in 1991, between Chesf and the representatives of the Federal Government of Workers Pole Rural Submedia São Francisco. The amount attributed to the claim was R$ 1,000,000. Appeals were filed against the sentence by Chesf and the MPF, these appeals are awaiting judgment, and were distributed by dependency in November, 2016 to the Federal Appeals Judge.

In December 2016, this matter was concluded pending reporting and voting. On February 21, 2020, the process was migrated to the legal person system. Based on the assessment of its legal representatives, Chesf classified the risk of loss as possible, in the updated amount of R$ 3,732,691 (R$ 1,000,000 as of December 31, 2020).

●	Public Civil Action - Federal Public Prosecutor’s Office of Bahia

A Public Civil Action was proposed by the Federal Public Prosecutor’s Office of Bahia, whose object consists of the recognition of the existence of occupants of the flooded area who were not resettled in irrigation projects, living up to all the provisions of the 1986 Agreement between Chesf and the communities involved in the construction of the Itaparica Dam. The process is before the Federal

Court in Paulo Afonso-BA and is currently in the appeal stage in the TRF 1st Region (TRF1). There was an injunction granted in favor of the Public Prosecutor’s Office, which was revoked by the TRF1. The sentence was favorable and there is precedent in the Supreme Court contrary to the claim of the MPF. Based on the assessment of its legal attorneys, Chesf classified the risk of loss of this action as possible and has an updated in the amount of R$ 3,361,748 (R$ 1,000,000 as of December 31, 2020).

●	Collection of alleged losses to final consumers

This is a public civil action handled by ANEEL with the aim of charging Chesf for alleged losses to final consumers of electricity due to the delays in the works related to the so-called Shared Generation Facilities (ICGs). This loss would amount to R$ 1,471 million. Chesf received the summons and filed a challenge to the case in December 2015. A reply was submitted by the ANEEL, and the judge rejected the production of evidence required by Chesf. The Court determined the subpoena of the MPF for manifestation which was carried out. Chesf petitioned for suspension of the process, due to the strategy of taking the case to the Federal Public Administration’s Attorney General’s Office (CCAF/AGU). In December 2017, the suspension request was granted for a period of six months. An application was filed with the CCAF/AGU in March 2018. There was a conciliation hearing, in which the parties showed no interest in reconciling. The process was concluded for sentence since December 2018. In September 2019, a sentence was rendered in which the claim was partially upheld to convict Chesf to reimburse the amounts paid by the CCEE. The sentencing court ruled that the Union was to blame for the delay, so that Chesf’s liability would be limited to the percentage of its fault for the delays, which would be assessed by an expert in the sentence settlement phase. On November 2019, an appeal was filed by the ANEEL. In the same month, the migration of the process to the legal person was determined, with the time limit for Chesf’s appeal not yet started, due to lack of publication of sentence.

On March 26, 2020, the parties were summoned to express their opinion on the compliance of digital records with physical records and fulfillment of any act already practiced in the physical records. On May 8, 2020, Chesf filed a motion for clarification. On December 31, 2020, the ANEEL objected to the motion for clarification filed by Chesf.

In October 2021, the Federal Public Prosecutor’s Office argued for the acceptance of the preliminary extra petite judgment. On the merits, the outcome is for the dismissal of the appeals. It is not possible to evaluate, at this moment, what the outcome of the cause would be since this is the first action in the country to deal with the topic (there is no history of filing class actions with similar content in Brazil).

Based on the assessment of its legal counsel, Chesf classified the risk of loss as possible, in the estimated amount of R$ 1,470,885 (R$ 1,470,885 as of December 31, 2020).

●	Ordinary action for material damages

This is an ordinary action proposed by Energia Potiguar Geradora Eólica SA, Torres de Pedra Geradora Eólica SA, Ponta do Vento Leste Geradora Eólica SA, Torres de São Miguel Geradora Eólica SA, Morro dos Ventos Geradora Eólica SA, Canto da Ilha Geradora Eólica SA , Campina Potiguar Geradora Eólica SA, Esquina dos Ventos Geradora Eólica SA, Ilha dos Ventos Geradora Eólica SA, Pontal do Nordeste Geradora Eólica SA, and Ventos Potiguares Comercializadora de Energia SA looking for an indemnity for material damages (emergent damages and loss of profits), in the amount of R$ 243,067, which would be due to the alleged delay in the commercial operation of LT Extremoz II - João Câmara II and SE João Câmara II. Contestation and production of expert evidence was granted on March 10, 2016, and a report presented by the court’s expert resulted in an unfavorable result for Chesf, with a consequent request for clarification.

On January 29, 2018, a condemnatory sentence was issued against Chesf in the amount of R$ 432,313, regarding which Chesf filed a motion for clarification, which was dismissed in February 28, 2018, and an appeal was filed by Chesf on March 26, 2018.

Judgment started on March 13, 2019 but was suspended due to a request made by one of the Judges of the 5th Panel of the Court of Justice of the Federal District and Territories (TJDFT). Judgment resumed on August 28, 2019, in which Chesf’s appeal was granted by four votes to one and the judgment was published in October 2019.

An interlocutory appeal was filed by both parties, both of which were denied. New embargoes of declaration were filed by the plaintiff on January 29, 2020, and are still pending judgment. On February 18, 2020, the digitalization of the records was determined to include them in the legal person system. On October 18, 2020, the judgment of the embargoes of declaration was published for October 28,

2020. This position remains unchanged on December 31, 2020. On November 17, 2021 it was issued a decision rejecting the interlocutory appeal and determining to reestablish the procedural class of Motion for Clarification and to return the case records to prepare a vote on the motion for clarification which is still pending of trial.

Based on the assessment of its legal advisors, Chesf classified the risk of loss as possible, in the estimated amount of R$ 512,152 (R$ 512,152 as of December 31, 2020).

●	Common Share AES Sul Distribuidora de Energia S.A.

This is a lawsuit proposed by AES Sul Distribuidora Gaúcha de Energia (Case No. 0026448-59.2002.4.01.3400 - 15ª Vara Federal-DF) seeking the accounting and settlement by the ANEEL of the market transactions, related to the positive exposure (profit) verified due to the non-option for relief (insurance) made in December 2000. An interlocutory decision handed down in the course of an Interlocutory Appeal filed by AES SUL (Case No. 2002.01.00.040870-5) against the ANEEL, resulted in a debt of approximately R$ 110,000, with payment scheduled for November 7, 2008.

As of December 31, 2012, Chesf had filed counterarguments of appeal, and the remittance to the TRF 1st Region is pending appreciation. On March 31, 2013 - TRF 1st Region upheld the writ of mandamus filed by Chesf (measure 2). Special Appeal of AES, was judged and the Security was upheld. The action was dismissed and the motion for clarification was rejected. On March 26, 2014 the Appeal filed by AES Sul Distribuidora Gaúcha de Energia was judged and granted by TRF 1st Region. Chesf filed a motion for clarification against the appellate decision that granted the appeal, which was rejected. The appellate decision was published on January 14, 2016, and Chesf and the other defendants filed a motion for reconsideration, to have the dissenting vote prevail.

On October 26, 2021, AES Tieste and Aes Uraguaiana reiterated their request for the publication to be made in the name of their new attorneys. Based on the evaluation of its legal attorneys, Management classified the risk of loss of this lawsuit as possible, in the updated amount of R$ 451,894 (R$ 86,000 on December 31, 2020).

●	Request for judicial recovery - Wind Power Energia S.A.

This relates to application for judicial recovery, filed as a defense against bankruptcy application contained in case 0006703-65.2014.8.17.0370 (process to which it is distributed by dependency), on the grounds that the applicant (Wind Power Energia S.A.) is part of a market-leading group, and with investments and contracts that enable such recovery. The case is being dealt with in the 1st Civil Court of the District of Cabo de Santo Agostinho-PE, and is in the decision-making phase. The main progress of the process: Presentation of recovery plan; presentation of addition to the recovery plan; new addition to the recovery plan; general meeting of creditors with analysis of the latest version of the recovery plan. Based on the assessment of its legal attorneys, Chesf classified the risk of loss of this lawsuit as possible, in the updated amount of R$ 889,819 (R $ 320,565 as of December 31, 2020).

Furnas

●	Indemnification process

This is an indemnity process carried out by ABB Ltda., in the amount of R$ 401,962 (R$ 385,500 as of December 31, 2020), referring to the contract for the supply of converter stations for Itaipu’s transmission system.

33.2.2 - Taxes

As of December 31, 2021, Eletrobras and its subsidiaries have tax lawsuits with the probability of possible loss in the amount of R$ 8,755,786 (R$ 8,818,294 as of December 31, 2020).

CGT Eletrosul

●	Taxing aspects of Law 12,783/2013

This relates to tax action in the amount of R$ 602,748 (R$ 575,998 on December 31, 2020), referring to the collection of income tax and social contributions on the indemnity received due to the renewal of the concessions, according to MP 579/2012, converted into

Law No. 12,783/2013. In July 2020 there was a judgment of the appeal filed by the Company in view of the sentence of the declaratory action. The Company’s appeal was unanimously dismissed under the understanding that:

a)	The tax impact would not depend on the denomination of income. Although this is an indemnity increase, there could be an incidence of taxes;

b)	The Company and the Union signed a mere contractual renegotiation to extend the concession. The reversal could not have occurred, as this would presuppose the extinction of the concession; and

c)	The reversal would essentially be an institute, distinct from expropriation, as there would be no compulsory transfer of assets to the Public Power.

Despite the unfavorable judgment, the Treasury cannot initiate collection, in view of the current decision issued in the Writ of Mandate No. 50163442320184047200, suspending the demand for the tax credit until the final decision of the declaratory action. The Company is currently awaiting judgment on the motion for clarification is pending. The likelihood of this lawsuit is possible.

Furnas

●	Administrative process

This is a lawsuit, in the amount of R$ 1,774,328 (R$ 1,903,685 on December 31, 2020), which aims to discuss the collection resulting from the Notice of Infraction drawn up due to alleged irregularities in the calculation of the IRPJ and CSLL, in which the reversal of the actuarial liabilities of Fundação Real Grandeza (FRG) was excluded from real profit, an administrative discussion held in administrative process No. 16682.720517/2011-98. As it is an actuarial surplus, the amount was excluded from the calculation base and was included in taxation as it is realized. There was also an undue exclusion of negative balances for 2007, 2008 and 2009 without submission of the Electronic Request for Restitution, Reimbursement or Refund and Declaration of Compensation (PER/DCOMP). After the unfavorable administrative decision, Furnas filed a lawsuit to have its right recognized in court, and as of December 31, 2021, no sentence had been issued in the process. The Federal Union filed a Tax Enforcement order to collect the debt, but the judge suspended its progress until the matter is definitively analyzed in the Annulment Action proposed by Furnas.

●	PIS/COFINS

This relates to an infraction notice, in the amount of R$ 1,551,613 (R$ 1,282,226 on December 31, 2020), drawn up due to alleged insufficiency of payments or declaration to PIS/COFINS. Compensation was made without presentation of the proper document PER/DCOMP; the Administrative Council for Tax Appeals (CARF) dismissed Furnas’ Voluntary Appeal, which brought a Special Divergence Appeal that was partially admitted. Only the matter related to the exclusion of the RGR remains under analysis in CARF’s original process. Other matters were definitively judged at the administrative level. Furnas presented a guarantee to enable the issuance of a Certificate and take the discussion to the judicial court. The likelihood of this lawsuit is possible.

●	Corporate Income Tax and Social Contribution - Tax credit

This relates to Tax Foreclosure filed by the Federal Government, in the amount of R$ 756,706 (R$ 818,334 on December 31, 2020), for collection of tax credit constituted due to differences in IRPJ and CSLL determined as a result of the accounting offsetting procedure carried out by the subsidiary Furnas without presentation of a proper instrument. A sentence was handed down in the Embargoes to Tax Foreclosure partially judging the same, to exclude the incidence of the isolated fine that had been applied simultaneously to the ex officio fine. In the same sentence, the collection was maintained with regard to the compensation made without PER/DCOMP. Furnas filed an appeal against the sentence, which is pending judgment. It is important to note that the fine had been applied incorrectly and the sentence excluded it. The fine represents approximately 83% of the collection. The likelihood of loosing this lawsuit is estimated as possible.

●	Notice of infraction - tax loss

This relates to the Notice of Infraction in the amount of R$ 832,589 (R$ 815,434 as of December 31, 2020), drawn up due to the use of expenditure in 2000 as a tax loss recorded in 2009 and, therefore, offset in the calendar years 2009, 2010 and 2011. The tax authority has collected the expenditure deducted in the 2010 calendar year. The Voluntary Appeal brought by Furnas was partially upheld to reduce the isolated fine imposed. Against the decision the National Treasury filed a Special Appeal of Divergence awaiting trial. The case was dismembered for judicial collection of the portion relating to taxes not paid on the grounds that the company made compensation without the use of PER/DCOMP, for having had an administrative final decision on that point, so that this amount was excluded from the present case, following in CARF the discussion as to the possibility of use as tax loss of expenditure taken in 2000,but registered directly in the tax records. In 2021 the likelihood of this lawsuit is possible.

●	IRPJ and CSLL - Administrative process

This relates to Administrative Process in the amount of R$ 625,206 (R$ 507,989 as of December 31, 2020), related to the release of a letter of IRPJ and CSLL values, from 01/2012 to 12/2012, plus fines for estimation and office. This launch resulted from the collection, by the IRS, of the exclusion made by Furnas from the basis of calculation of the above-mentioned taxes referring to the amount received by Furnas due to the extension by advance to the Concession Agreement for transmission of electricity No. 062/2001 - ANEEL, of 12/04/2012. Furnas, at that time, considered that this amount was indemnified and, for that reason, would be exempt from taxation. Because it understood that this was a perceived amount with an indemnity nature, which would allow the exclusion, Furnas secured the judgment and presented a defense, through the Embargoes to Execution No. 5048320- 89.2021.4.02.5101.  The Union submitted its defense and, after Furnas submitted a reply, the decision is pending trial in the first instance.

●	ICMS - TPP Santa Cruz

Furnas filed an annulment action, in the amount of R$546,522 as of December 31, 2021 (R$ 447,662 as of December 2020), to discuss the collection of ICMS on gas purchased by TPP Santa Cruz for power generation. In its defense, Furnas discusses the nature of the tax benefit (conditioned), to the extent that the deferral of ICMS on gas acquisitions occurred in exchange for the creation and/or expansion of plants/TPPs in order to increase the generation of thermoelectric energy to face the energy crisis of the time. Furthermore, it argues that the State is unable to link the payment to an operation without tax. The State of Rio de Janeiro filed a challenge alleging that the deferral is an extension on the time of payment of the tax and there has not yet been a judgment.

33.2.2.1 – Uncertainty over the Treatment of Taxes on Profit (IFRIC 23 - Uncertainty over Income Tax Treatments)

This Interpretation clarifies how to apply the recognition and measurement requirements of IFRS 8 when there is uncertainty about the treatment of income tax on profit.The Interpretation requires Eletrobras to: (1) determine whether uncertain fiscal positions are evaluated separately or as a group; and (2) assess whether the tax authority is likely to accept the use of uncertain tax treatment, or proposal for use by the Company. If so, the entity shall determine its tax and accounting position in line with the tax treatment used or to be used in its income tax returns. If not, the Company should reflect the effect of uncertainty in determining its fiscal and accounting position.

Based on the requirements of IFRIC 23, Eletrobras evaluated the operations of its subsidiaries involving corporate restructuring and acquisition of control of holdings in other companies and concluded that its tax and accounting position complies with the tax treatment used.

33.2.3 - Labor

As of December 31, 2021, Eletrobras and its subsidiaries have labor lawsuits of R$ 3,473,210 (R$ 4,500,051 as of December 31, 2020). with the probability of loss being possible, where no provision is made.

Electronuclear

●	Union of Engineers of the State of RJ - SENGE

The main dispute, whose value as of December 31, 2021 is R$ 624,300 (R$ 574,020 as of December 31, 2020) lies in the interpretation of the res judicata that limited the payment of the Price Reference Unit (URP) index only to February 1989. However, in the liquidation phase the other party claimed that the index of 26.05% should be applied month by month until its incorporation into the remuneration of those employees  replaced or until their resignation. There is the possibility of having a court decision ratifying the historical value of R$ 359,671, calculated by the judicial expert in 2014. It should be noted that the Office of the General Counsel for the Federal Government (AGU) has joined the proceedings.

The AGU has a legal thesis that aligns with the defense of the subsidiary Eletronuclear, explaining that:

a)The decision in the liquidation/execution phase establishing the right to incorporate URP/1989 in the remuneration of the replaced, offends the decision that has already been res judicata;

b)The amount required based on the final judgment has already been allocated, on account of the existence of a Collective Agreement agreed in 1989, between the parties to the present legal action, the content of which deals with the discharge of the URP/1989. At the moment there is a report issued by the expert of the Judgment; in this report the Expert of the Judgment, by sampling, highlighted that the values indicated in the collective agreement specify the URP of February 1989 were paid.

The last decision published was in March 2018, intended for the author, so that it can offer manifestation in relation to the petition submitted by the defendant.

On January 29, 2019, a decision was published for Eletronuclear to pay the debt or to offer a defense, which inaugurated the execution phase of the process. In any case, in the decision Eletronuclear was exempted from having to offer assets for attachment to judge any defense. Declaration embargoes were imposed by Eletronuclear, without a published judgment. A decision was published in July 2019 for Eletronuclear to pay the court’s expert’s fee, which has already been carried out.

Accounting policy

Provisions are recognized for present obligations arising from past events, the settlement of which is probable, and the amounts can be reliably estimated. The amount recognized as a provision is the best estimate of the consideration required to settle the obligation at the end of each reporting period, considering the risks and uncertainties related to the obligation. When the provision is measured based on the cash flows estimated to settle the obligation, its carrying amount corresponds to the present value of these cash flows (where the effect of the time value of money is relevant).

The provisions for judicial contingencies are recognized for present obligations (legal or non-formalized) resulting from past events, where the amounts can be reliably estimated, and settlement is probable. In this case, such contingency would cause a probable outflow of resources for the settlement of the obligations and the amounts involved would be measurable with sufficient certainty, taking into account the opinion of the legal advisors, the nature of the lawsuits, similarity with previous cases, complexity and the position of courts (case law).

NOTE 34 - ASSET DECOMMISSIONING OBLIGATION

The asset decommissioning obligation is intended to cover expenses related with the decommissioning of nuclear power plants, which are: the dismantling and decontamination of materials, equipment and facilities, which will incur the end of the economic useful life of the plants, having the immobilized asset as counterpart.

	12/31/21			12/31/20
	Total Cost	Present Value	Present Value	Present Value
Plant	Estimate	Adjustment	Estimate	Estimate
Angra 1	3,017,913	(1,176,570)	1,841,343	1,717,823
Angra 2	3,457,180	(2,030,222)	1,426,958	1,322,188
Total	6,475,093	(3,206,792)	3,268,301	3,040,011

The Company recognizes obligations for decommissioning thermonuclear plants of its subsidiary Eletronuclear, which constitute a program of activities required by the National Nuclear Energy Commission (CNEN), which allows for the safe decommissioning and minimum impact to the environment of these nuclear facilities, at the end of their operational cycle. The amounts corresponding to total asset retirement liabilities adjusted to present value refer to Angra 1, with license validity until December 31, 2024 (in November 2019, CNEN was asked to extend the useful life of Angra 1 from 40 to 60 years) and refer to Angra 2, with license validity until August 31, 2040. The provision was estimated at current prices and based on the projected cash flow using a discount rate of 7.57% per year.

Accounting policy

The Company recognizes this liability based on the amount estimated for its realization, updated over the economic useful life of the plants, considering technological advances. The objective is to allocate to the respective period of competence of the operation, the costs to be incurred with the technical-operational deactivation of the plants, at the end of their useful life, estimated at 40years. Therefore, the Company recognizes the amounts of the approved estimates in Fixed Assets, as a contra account to Non-Current Liabilities.

The Company annually reviews the amounts of the provision for decommissioning liabilities and the present value of the expenses and classified in non-current liabilities.

NOTE 35 – ESTIMATED OBLIGATIONS

	12/31/2021	12/31/2020
Current
Vacation allowance	360,525	263,157
Shutdown processes	155,046	181,174
Payroll	193,170	191,780
Accrual rates on vacation benefits	193,940	142,359
Provision for 13th salary	11,116	31,497
Profit or income sharing	526,105	504,995
Charges on 13th salary	78,848	33,844
Social contribution	52,849	70,317
Other	31,348	35,025
	1,602,947	1,454,148
Non-current
Shutdown processes	63,024	214,283

Total	1,665,971	1,668,431

Accounting Policy

Benefit payments such as salary or vacation, as well as the respective labor charges incident on these benefits are recognized monthly in the result, respecting the accrual basis.

NOTE 36 - LONG-TERM OPERATING COMMITMENTS

The Company’s long-term commitments, mainly related to contracts for the purchase of electricity and fuel, are as follows:

36.1- Purchase of energy

Companies	2023	2024	2025	2026	2027	After 2027
Eletronorte	1,003,458	1,003,458	355,622	—	—	—
Furnas	1,403,614	1,429,391	1,355,859	1,360,693	1,352,101	4,970,139
CGT Eletrosul	709,293	448,771	436,941	437,117	428,525	3,052,629
Chesf	245,302	245,974	245,302	245,302	—	2,016,446
Total	3,361,667	3,127,594	2,393,724	2,043,112	1,780,626	10,039,214

36.2- Fuel suppliers

Companies	2023	2024	2025	2026	2027	After 2027
Eletronorte	14,336	16,628	16,628	16,628	16,628	33,296
Eletronuclear	—	—	235,579	357,860	90,097	14,838,384
Total	14,336	16,628	252,207	374,488	106,725	14,871,680

The subsidiary Eletronuclear has entered into contracts with Indústrias Nucleares do Brasil S.A. (INB) for the acquisition of Nuclear Fuel for the production of electricity, for the refills of NPP Angra 1 and NPP Angra 2 plants, as well as the initial and future NPP Angra 3 refills.

Eletronorte has a long-term contract regarding the purchase of natural gas for the purpose of generating thermoelectric power with Companhia de Gás Natural do Amazonas (CIGÁS). The final term of the contract is November 30, 2030.

36.3- Sale of Energy

Companies	2023	2024	2025	2026	2027	After 2027
Eletronuclear	4,672,327	4,672,327	4,672,327	4,672,327	4,672,327	9,344,654
Furnas	2,546,196	2,565,081	2,562,601	2,562,090	2,273,223	31,767,612
Eletronorte	1,077,413	1,080,191	499,065	499,065	499,170	5,543,836
CGT Eletrosul	854,338	865,516	873,525	883,313	—	7,061,618
Total	9,150,274	9,183,115	8,607,518	8,616,795	7,444,720	53,717,720

36.4- Social and environmental commitments

Companies	2023	2024	2025	2026	2027	After 2027
Eletronuclear	86,806	99,514	94,574	82,895	69,938	—
Furnas	44,667	16,052	5,394	2,226	641	—
CGT Eletrosul	86,670	86,670	86,670	86,670	86,670	409,564
Chesf	3,006	2,230	1,692	787	575	—
Total	221,149	204,466	188,330	172,578	157,824	409,564

Angra 3

Terms of commitment have been assumed with the Municipalities of Angra dos Reis, Rio Claro and Paraty, in which Eletronuclear undertakes to enter into specific socio-environmental agreements linked to NPP Angra 3, aiming at the execution of programs and projects in accordance with the conditions established by IBAMA.

36.5- Acquisition of Fixed and Intangible Assets

Companies	2023	2024	2025	2026	2027
Eletronuclear	221,137	318,078	46,965	10,535	—
CGT Eletrosul	364,615	202,181	27,703	—	—
Chesf	286,883	261,313	309,851	124,531	6,564
Total	872,635	781,572	384,519	135,066	6,564

Contracts have been signed with various suppliers for the acquisition of equipment to replace fixed assets, mainly from Angra 1, Angra 2 and Angra 3 plants, necessary for the operational maintenance of these assets.

36.6- Acquisition of supplies

Companies	2023	2024
CGT Eletrosul	246,943	257,548

The subsidiary CGT Eletrosul acquires lime to control waste emissions from UTE Candiota 3.

36.7- Commitments – Joint ventures

The amounts of the joint ventures’ commitments are presented below in proportion to the Company’s interests.

36.7.1 - Use of the public assets

34.11

Companies	2023	2024	2025	2026	2027	After 2027
Sinop	2,235	2,153	2,075	2,075	2,075	33,033
Simplício HPP/Batalha HPP	1,776	1,776	1,776	1,776	1,776	59,900
Total	4,011	3,929	3,851	3,851	3,851	92,933

36.7.2 - Capital Contribution

The Company has signed future commitments related to equity interest in SPE, related to AFAC, as presented below:

Companies	2023	2024	2025	2026	2027	After 2027
Teles Pires	38,024	36,668	35,124	33,576	32,026	112,032
Brasil Ventos	644,591	195,263	—	—	—	—
Energia Sustentável do Brasil S.A	34,340	—	—	—	—	—
Jirau	34,000	—	—	—	—	—
Total	750,955	231,931	35,124	33,576	32,026	112,032

Accounting policy

The Company recognizes the commitments for the acquisition of property, plant and equipment and the commitments related to its joint ventures separately from the value of other commitments, in accordance with the requirements of accounting standards IAS 16 – Property, plant and equipment and IFRS 12 - Disclosure of Interests in other Entities. In addition, energy purchase and sale commitments, socio-environmental commitments, and purchases from fuel suppliers are also recognized.

NOTE 37 - EQUITY

Eletrobras’ capital stock, as of December 31, 2021, is R$39,057,271 (R$39,057,271 as of December 31, 2020) and its shares have no par value. Preferred shares have voting rights and are not convertible into common shares. However, they have priority in the reimbursement of capital and in the distribution of dividends at the annual rates of 8% for class A shares (subscribed until June 23, 1969) and 6% for class B preferred shares (subscribed as of June 24, 1969), calculated on the capital corresponding to each class of shares.

The capital stock is distributed, by major shareholders and by the species of shares, on December 31, 2021, as follows:

	12/31/2021
	ORDINARY		PREFERENTIALS				TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	Serie A	%	Serie B	%	QUANTITY	%
Federal Government	667,888,884	51.82	—	—	494	0.00	667,889,378	42.56
BNDESPAR	141,757,951	11.00	—	—	18,691,102	6.68	160,449,053	10.23
BNDES	74,545,264	5.78	—	—	18,262,671	6.52	92,807,935	5.92
FIA Dinâmica and Banclass	65,536,875	5.09	—	—	—	—	65,536,875	4.18
Fundos 3G Radar	—	—	—	—	30,890,676	11.03	30,890,676	1.97
American Depositary Receipts – ADR’s	52,065,112	4.04	—	—	5,340,887	1.91	57,405,999	3.66
Others	287,048,510	22.27	146,920	100.00	206,755,564	73.86	493,950,994	31.48
	1,288,842,596	100.00	146,920	100.00	279,941,394	100.00	1,568,930,910	100.00

	12/31/2020
	ORDINARY		PREFERENTIALS				TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	Serie A	%	Serie B	%	QUANTITY	%
Federal Government	667,888,884	51.82	—	—	494	0.00	667,889,378	42.57
BNDESPAR	141,757,951	11.00	—	—	18,691,102	6.68	160,449,053	10.23
BNDES	74,545,264	5.78	—	—	18,262,671	6.52	92,807,935	5.91
FIA Dinâmica and Banclass	65,536,875	5.09	—	—	—	—	65,536,875	4.18
Fundos 3G Radar	190,045	0.01	—	—	31,437,673	11.23	31,627,718	2.01
American Depositary Receipts – ADR’s	38,663,271	3.00	—	—	5,235,367	1.87	43,898,638	2.80
Others	300,260,306	23.30	146,920	100.00	206,314,087	73.70	506,721,313	32.30
	1,288,842,596	100.00	146,920	100.00	279,941,394	100.00	1,568,930,910	100.00

Of the total 599,084,509 shares held by minority shareholders, 261,989,390, or 44%, are owned by non-resident investors, of which 170,517,578 are common shares, 28 are class A preferred shares and 91,471,784 are class B preferred shares.

37.1. Capital Reserve

This reserve represents the Company’s accumulated capital surplus. The amounts earmarked for this purpose are permanently invested and cannot be used to pay dividends.

37.2 Earning reserves

37.2.1 – Legal reserve

Constituted through the appropriation of 5% of the net income for the year, in accordance with Law 6.404/1976.

37.2.2 – Retained Earnings Reserve

According to Law 6.404/1976, the General Meeting may, by proposal of the administration bodies, decide to withhold part of the net income for the year foreseen in a capital budget previously approved by it.

37.2.3 – Statutory Reserves

The General Meeting will allocate, in addition to the legal reserve, calculated on net earnings for the year: I - 1% as a reserve for studies and projects; and II – 50% as a reserve for investments.

37.2.4 – Special Dividend Reserve

Eletrobras constituted, on December 31, 2018, R$2,291,889 in a special dividend reserve, based on article 202, paragraphs 4 and 5, of Law 6,404/1976, and in February 2021 the payment was made, as interim dividends.

37.3 Shareholder remuneration

Eletrobras’ By-laws establish as a minimum mandatory dividend 25% of net income, adjusted in accordance with corporate law, respecting the minimum remuneration for the class A and B preferred shares, of 8% and 6%, respectively, of the nominal value of the capital stock related to these types and classes of shares, providing for the possibility of payment of interest on equity.

Below is the distribution of the results, imputed to the minimum dividends, in accordance with the applicable legislation, as well as the total amount of remuneration proposed to the shareholders, to be deliberated at the Annual General Meeting:

Assignment of Net Income	12/31/2021	12/31/2020
Fiscal year balance assignment	5,646,141	6,338,688
Legal reserve	(282,307)	(316,934)
Realization of the revaluation reserve	2,351	2,757
Prescribed Dividends	—	4,044
CEEE GT split adjustments	(33,534)	—
IFRS 9 and IFRS 15 adjustments	—	182,523
Mandatory Dividends	(1,340,958)	(1,507,139)
Retained earnings to be allocated	3,991,693	4,703,939
Constitution of Statutory Reserve and Profit Retention Reserve	(3,991,693)	(4,703,939)
Balance from fiscal year to be distributed	—	—

Accounting Policy

Represents the common shares and the paid-in preferred shares and is classified in shareholders’ equity.

Other comprehensive income

Other comprehensive income comprises income and expense items that are not recognized in the income statement. The components of other comprehensive income include:

a) Actuarial gains and losses on pension plans with defined benefit;

b) Gains and losses arising from the translation of financial statements of foreign operations;

c) Equity valuation adjustment related to gains and losses on the remeasurement of financial assets designated at fair value through other comprehensive income;

d) Equity valuation adjustment related to the effective portion of gains or losses of hedge instruments in cash flow hedge ; and

e) The impact of deferred income tax and social contribution on items recorded in other comprehensive income.

Government grants

Government grants are not recognized until there is reasonable assurance that the Company will meet the related conditions and that the grants will be received. Government grants are systematically recognized in the income statement during the years in which the Company recognizes as expenses the corresponding costs that the grants intend to offset. Government grants receivable as compensation for expenses already incurred, for the purpose of providing immediate financial support to the Company, without corresponding future costs, are recognized in the income for the year in which they are received and allocated to the earnings reserve and are not intended for the distribution of dividends.

NOTE 38 - EARNINGS PER SHARE

(a) Basic

Basic earnings per share are calculated by dividing the earnings attributable to Eletrobras’ shareholders and the number of shares issued, excluding those purchased by Eletrobras and held as treasury shares. Preferred shares have a guaranteed right (per share) of superiority of at least 10% in the distribution of Dividends and/or Interest on Equity (JCP) in relation to common shares.

12/31/2021
Numerator	Common	Preferred A	Preferred B	Total
Earning attributable to each class of shares	4,556,833	571	1,088,737	5,646,141
Earning for the Year	4,556,833	571	1,088,737	5,646,141

Denominator	Common	Preferred A	Preferred B
Weighted average number of shares	1,288,843	147	279,941
% of shares in relation to the total	82.15%	0.01%	17.84%

Basic earnings per share from continuing operations (R$)	3.54	3.89	3.89

12/31/2020
Numerator	Common	Preferred A	Preferred B	Total
Earning attributable to each class of shares	5,097,535	657	1,240,496	6,338,688
Earning for the Year	5,097,535	657	1,240,496	6,338,688

Denominator	Common	Preferred A	Preferred B
Weighted average number of shares	1,254,102	147	277,444
% of shares in relation to the total	81.88%	0.01%	18.11%

Basic earnings per share from continuing operations (R$)	4.06	4.47	4.47

31/12/2019
Numerator	Common	Preferred A	Preferred B	Total
Earning attributable to each class of shares - Continued Operation	6,234,543	927	1,674,592	7,910,061
Earning attributable to each class of shares - Discontinued Operation	2,589,148	385	695,442	3,284,975
Earning for the Year	8,823,691	1,312	2,370,034	11,195,036

Denominator	Common	Preferred A	Preferred B
Weighted average number of shares	1,087,050	147	265,437
% of shares in relation to the total	80.37%	0.01%	19.62%

Basic earnings per share from continued operations (R$)	5.74	6.31	6.31
Basic earnings per share from discontinued operation (R$)	2.38	2.62	2.62

Net basic earnings per share	8.12	8.93	8.93

(b) Diluted

As of December 31, 2021, based on the liability balance related to the compulsory loan, the dilution was simulated with an increase of 25,069,829 preferred shares B in earnings per share, as shown below.

12/31/2021
			Converted
Numerator	Common	Preferred A	Preferred B	Preferred B	Total
Earning attributable to each class of shares	4,479,305	562	96,059	1,070,214	5,646,141
Earning for the Period	4,479,305	562	96,059	1,070,214	5,646,141

			Preferred B -
Denominator	Common	Preferred A	Converted	Preferred B
Weighted average number of shares in thousand	1,288,843	147	25,127	279,941
% of shares in relation to the total	80.85%	0.01%	1.58%	17.56%

Diluted earnings per share (R$)	3.48	3.82	3.82	3.82

12/31/2020
			Converted
Numerator	Common	Preferred A	Preferred B	Preferred B	Total
Earning attributable to each share class	5,018,390	647	98,415	1,221,236	6,338,688
Earning for the Period	5,018,390	647	98,415	1,221,236	6,338,688

			Preferred B -
Denominator	Common	Preferred A	Converted	Preferred B
Weighted average number of shares in thousand	1,254,102	147	22,358	277,444
% of shares in relation to the total	80.99%	0.01%	1.41%	17.59%

Diluted earnings per share (R$)	4.00	4.40	4.40	4.40

12/31/2019
Numerator	Common	Preferred A	Converted Preferred B	Preferred B	Total
Earning attributable to each class of shares - Continued Operation	6,337,062	795	58,131	1,514,074	7,910,061
Earning attributable to each class of shares - Discontinued Operation	2,631,722	330	24,142	628,782	3,284,975
Earning for the Period	8,968,784	1,125	82,273	2,142,856	11,195,036

			Preferred B -
Denominator	Common	Preferred A	Converted	Preferred B
Weighted average number of shares	1,288,843	147	10,748	279,941
% of shares in relation to the total	81.59%	0.01%	0.68%	17.72%
Diluted earnings per share from continued operations (R$)	4.92	5.41	5.41	5.41
Diluted earnings per share from discontinued operation (R$)	2.04	2.25	2.25	2.25
Diluted earnings per share (R$)	6.96	7.66	7.65	7.65

Accounting Policy

To obtain the basic result per share, Eletrobras divides the profit or loss attributable to the holders of common shares of Eletrobras by the weighted average number of common shares held by shareholders (excluding those held in treasury) during the period. In the case of a consolidated balance sheet, the profit or loss attributable to the Company refers to the portion of the Parent Company. Thus, non-controlling interests are excluded.

In order to obtain the diluted result per share, Eletrobras assumed the exercise of options, subscription bonuses and other potential dilutive effects. Its only dilutive effect is the conversion of the compulsory loan. Assumed amounts arising from these instruments are deemed to be received from the issue of shares at the average market price of the shares during the period.

According to the dividend policy, preferred shares have an assured right (per share) of superiority of at least 10% in the distribution of Dividends and/or Interest on Equity in respect of common shares.

NOTE 39 - NET OPERATING REVENUE

	12/31/2021	12/31/2020	12/31/2019

Generation
Power supply for distribution companies	15,261,475	14,425,819	15,870,784
Power supply for end consumers	3,334,527	2,661,499	2,282,200
CCEE (a)	3,090,100	1,176,156	1,353,218
Revenue from operation and maintenance	4,220,474	3,982,409	3,549,019
Construction revenue	82,205	37,800	49,353
Financial effects of Itaipu	65,831	(13,566)	269,432
	26,054,612	22,270,117	23,374,006
Transmission
Revenue from operation and maintenance	5,967,866	5,443,107	4,255,148
Construction revenue (b)	1,535,840	778,202	753,025
Contractual financial revenue (c)	9,946,626	6,026,214	5,852,358
	17,450,332	12,247,523	10,860,531

Other revenues	925,906	710,591	768,764

	44,430,850	35,228,231	35,003,301
(-) Deductions from Operating Revenue
(-) ICMS	(1,124,432)	(995,304)	(926,475)
(-) PASEP and COFINS	(3,657,952)	(3,310,459)	(3,253,511)
(-) Sector charges	(2,022,289)	(1,832,748)	(1,771,906)
(-) Other Deductions (including ISS)	(9,936)	(9,207)	(9,280)
	(6,814,609)	(6,147,718)	(5,961,172)

Net operating revenue	37,616,241	29,080,513	29,042,129

(a)	In the fiscal year 2021, Eletrobras traded approximately R$1,426,062, corresponding to 1,116 GWh (in the fiscal year 2020, 234 GWh) on the CCEE short-term market for imports of energy.
(b)	The increase in construction revenue in the transmission segment in 2021, compared to the year 2020, is mainly due to the reestimates of the evolution of the execution of the transmission projects in progress and the ANEEL’s authorizations, carried out in the year, of RAPs for transmission projects completed.
(c)	The increase in contractual financial revenue is mainly due to the increase in contract restatement indexes with update based on the Broad National Consumer Price Index (IPCA). In 2021, the IPCA correction reached 9.63% compared to 4.38% in 2020.

Accounting Policy

Operating revenues are recognized in accordance with the guidelines of IFRS 15.

Revenue from PROINFA

In the relationship established between Eletrobras and PROINFA’s agents/suppliers, the Company concludes that the suppliers have control of the energy they generate or have the capacity to generate and transfer directly to consumers the control of the energy, without significant interference from Eletrobras. Therefore, in this case, Eletrobras is unable to determine or interrupt the power supply, except if the supplier does not meet the accreditation conditions established by the regulation that created PROINFA. Accordingly, based on the requirements contained in IFRS 15, the Company concluded that it acts as an agent, as it does not obtain control of the goods or services that are subsequently sold to the consumer.

Sale of energy and services

Generation

Revenue from contracts with customers is recognized when the performance obligation is satisfied, at an amount that reflects the consideration to which the Company expects to be entitled in exchange for the goods or services transferred, which must be allocated to that performance obligation. The revenue is recognized only when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods or services transferred to the customer, considering the customer’s ability and intention to pay that amount of consideration when it is due. Revenues from the sale of energy are measured based on the energy supplied and the tariffs specified in the terms of the contract or in effect in the market. Revenues from supply of energy to final customers are recorded when the delivery has taken place. Revenue is recorded on a monthly basis.

For generation concessions extended under Law No. 12,783/2013, there was a change in the price regime to tariff, with periodic tariff revision in the same way already applied to the transmission activity until then. The tariff is calculated based on operating and maintenance costs, plus the additional revenue rate of 10%, and the revenue is accounted to cover for operating and maintenance expenses based on the cost incurred. Revenue is recorded on a monthly basis.

Transmission

According to the concession agreement, an energy transmitter is responsible for transporting electricity to the distribution points. To fulfill this responsibility, the electric power transmission company has two performance obligations:

a)	build; and
b)	maintain and operate the infrastructure.

As performance obligations are fulfilled, the Company records revenues according to the nature of the completed obligation. The Company understand that the obligation to build the transmission project is satisfied during the construction phase, with this, the construction revenues are recorded using an input method based on the construction costs incurred compared to the total costs expected to be incurred for the construction.

NOTE 40 - OPERATING COSTS AND EXPENSES

	12/31/2021	12/31/2020	12/31/2019
Personnel	(5,273,044)	(4,742,852)	(5,827,606)
Material	(303,307)	(273,664)	(279,773)
Services	(1,950,089)	(1,962,872)	(2,170,908)
Energy purchased for resale (a)	(4,259,957)	(2,400,358)	(2,162,318)
Cost recovery – adherence to hydrological risk (b)	4,265,889	—	—
Charge for use of electricity grid	(2,461,443)	(2,500,315)	(1,593,223)
Fuel for electricity production	(2,338,395)	(2,092,135)	(2,107,161)
Construction	(1,395,066)	(966,443)	(915,117)
Depreciation and amortization	(2,081,459)	(1,862,869)	(1,807,429)
Donations and contributions	(164,696)	(167,408)	(156,166)
Operational Provisions/Reversals (41.1)	(14,893,039)	(7,373,551)	(2,005,808)
Indemnities for losses and damages	—	(651,407)	—
Others	(1,647,984)	(1,377,722)	(1,415,834)
Total	(32,502,590)	(26,371,596)	(20,441,343)

(a)	This increase was mainly due to the sale of energy imported from Uruguay for R$1,426 million on the CCEE, corresponding to 1,116 GWh of imported energy. In the corresponding period of 2020, the Company only sold 234 GWh.

(b)	The variation in the year corresponds mainly to the extension of the terms of the concessions of hydroelectric plants/complexes, due to the renegotiation of the hydrological risk, under the terms of Law No. 14,052/2020, recorded in cost recovery, in return for the intangible asset. For more information see notes 3 and 21.

40.1 - Provisions/Operational Reversals

	12/31/2021	12/31/2020	12/31/2019
Contingencies (a)	(13,046,713)	(4,187,904)	(1,757,494)
(Provision)/Reversal for losses on investment	(20,712)	(679,801)	334,100
Provision for Implantion of Shares - Compulsory Loan (b)	(107,652)	(345,393)	—
ECL - Financing and loans (c)	(638,894)	(139,237)	(356,202)
ECL - Consumers and Resellers (d)	110,282	(804,865)	(267,938)
Provision for ANEEL – CCC (e)	(498,630)	(63,525)	53,063
Provision for short-term liabilities (f)	(705,864)	—	—
Guarantees	25,976	12,395	101,274
Onerous contracts	16,219	(89,053)	179,003
Candiota III Plant - Inflexibility	(10,308)	(50,582)	—
Candiota III Plant - Coal	—	(76,345)	—
Adjustment portion RAP (g)	—	(223,881)	—
Provisions for the reduction of Fuel inventories (h)	(126,286)	—	—
GAG improvement	(29,268)	(177,588)	(209,917)
Impairment of long-term assets (i)	475,406	(441,664)	121,581
Provision for judicial deposits (j)	(233,908)	—	—
Other	(102,687)	(106,108)	(203,278)
	(14,893,039)	(7,373,551)	(2,005,808)

(a)	The variation in the fiscal year refers mainly to a provision in the amount of R$10,896,956 related to the lawsuits related to the compulsory loan. See note 33.
(b)

The change in the amount of R$ 237,741, which refers to the Implementation of Compulsory Loan Actions is due to the updating of the value of the liability by the market value of preferred shares B and the amount equivalent to the non-prescribed proceeds. For more details see note 27.

(c)	The variation refers substantially to the provision made in 2021, in the amount of R$ 620,089 related to debt service contracts with Amazonas Energia. More details can be found in note 11.
(d)

The variance refers substantially to the reversal of provisions for doubtful accounts in 2021 of Roraima Energia S.A. in the amount of R$ 520,757 and CEA in the amount of R$ 134,129. See details on Note 10.

(e)

The change in the fiscal year refers to the suplemental provision in connection with the issuance of the technical notes of ANEEL Nos. 106/2021, 111/2021 and 152/2021 referring to the results of the second period of supervision of CCC credits assumed by Energisa Rondônia - Distribuidora de Energia S.A., Energisa Acre - Distribuidora de Energia S.A. and Roraima Energia S.A. in the privatization process of distributors. See note 15(b).

(f)

The change in the fiscal year refers to the recognition of the provision for short-term liabilities in Furnas in the amount of R$ 705,864, derived from the future amount of contribution in proportion to its participation in the investee Madeira Energia S.A. (MESA) and Santo Antonio Energia S.A., the wholly-owned parent company, impacted by the arbitration procedure. For more information see note 19.

(g)

The variation refers to the conclusion of the review of administration, operation and maintenance costs, from July 1, 2018 to July 1, 2020, which occurred in the tariff review process of the concession contract 057/2001 by the subsidiary CGT Eletrosul.

(h)	In 2021 the Company recorded a provision for losses related to coal inventory due to its low probability of recoverability.
(i)	In 2021 there was impairment reversals as described in Note 22.

(j)

The provision for losses in the amount of R$ 233,908 by Chesf, in which the subsidiary revisited its process of analysis and reconciliation of the balances of judicial deposits in relation to the information issued by financial institutions. In the process, it was not possible to identify all the amounts recorded related to deposits, and it was necessary to make a provision rectifying the balance of deposits recorded in the asset.

NOTE 41 - FINANCIAL RESULT

	12/31/2021	12/31/2020	12/31/2019
Financial income
Income from interest, commission and fee	692,767	863,828	876,212
Income from financial investments	637,001	972,602	763,016
Additional moratorium on electricity	325,943	341,672	252,112
Interest income on dividends	—	—	—
Other financial income	482,707	343,688	532,054
	2,138,418	2,521,790	2,423,394
Financial expenses
Debt charges	(2,740,371)	(2,853,532)	(3,247,747)
Leasing charges	(449,295)	(367,234)	(340,819)
Remuneration for Thermonuclear Plants Decommissioning Fund	—	—	—
Charges on shareholders’ funds	(3,826)	(81,766)	(271,130)
Other financial expenses	(1,161,874)	(962,160)	(1,407,838)
	(4,355,366)	(4,264,692)	(5,267,534)

Financial results, net
Monetary variations	(161,648)	283,376	416,959
Exchange variations	(403,569)	(544,137)	35,008
Derivatives financial instruments	725,826	332,017	(56,613)
	160,609	71,256	395,354

Financial result	(2,056,339)	(1,671,646)	(2,448,786)

Accounting Policy

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing on the date of the transactions. Foreign exchange gains and losses resulting from translation at the exchange rate at the end of the period are recognized in profit or loss as financial income or expense.

Interest on lease liabilities, the effects of charges on debt securities on loans, financing and debentures, and gains and losses related to financial investments are also recorded. Further information on the accounting practices of the transactions mentioned can be seen in the respective explanatory notes.

NOTE 42 – OTHER OPERATING INCOME AND EXPENSES

	CONSOLIDATED
	12/31/2021	12/31/2020
Reimbursement of fixed assets in progress - AIC (a)	588,786	—
Reimbursement of inefficiency – CCC (b)	621,968	—
Other Operating Income and Expenses	—	16,134
Total	1,210,754	16,134

(a)Reimbursement of AIC

When carrying out the distribution companies’ sales modeling, only the fixed assets in service (AIS) contained in the asset valuation report, on the base date of February 2017, were used in the valuation of the new 30-year concession. However, on the same base date, Eletrobras’ distributors contained AIC, which were not priced. Thus, the TCU determined the inclusion, in the Sale Notice and in the Share Purchase Agreement and Other Covenants, of a device that would allow the sharing with Eletrobras of future benefits of the recognition, by the ANEEL, of this AIC in the Net Remuneration Base of the distributors. Eletrobras was assured the right to be reimbursed in the amount corresponding to 50% of the AIC balance, existing on the base date of February 2017, and recognized by ANEEL in the Net Regulatory Remuneration Base (BRR) of the distributors in the first tariff revision after privatization.

In September 2021, Eletrobras’ Board of Directors resolved to approve the amount of the AIC reimbursable from Energisa Acre, Amazonas Energia SA and Roraima Energia SA, in addition to the approvals that occurred in April 2021, of the amount of the AIC reimbursable from Equatorial Alagoas and Equatorial Piauí. Subsequently, the five distributors had their Reimbursement Agreements signed between September and November 2021.

Considering the recognition of the AIC in BRR of the distributors by the ANEEL mentioned above and the signatures of the reimbursement contracts, Eletrobras recognized the amount of R$ 588,786, as shown in the table below:

12/31/2021
Companies	Balance receivable	Conditions of receipt
Equatorial Alagoas	61,327	Sole installment, within 30 days of the execution of the Agreement; or Monthly installments, with amortizations within 60 months, being the first paid on the 30th day after execution of the Agreement.
Equatorial Piauí	44,939	Sole installment, within 30 days of the execution of the Agreement; or Monthly installments, with amortizations within 60 months, being the first paid on the 30th day after execution of the Agreement.
Energisa Acre	43,524	Monthly installments with amortizations within 60 months, the first being paid on the 20th of the month following the celebration of the Contract
Amazonas Energia	419,959

In monthly installments, with amortizations within 36 months, being the first paid on the 16th day of the month following the execution of the Agreement and the other installments on the 16th of each month following the payment of the first installment.

Roraima Energia	19,037

In monthly installments, with amortizations within 36 months, being the first paid on the 16th day of the month following the execution of the Agreement and the other installments on the 16th of each month following the payment of the first installment.

Total	588,786

(b)Reimbursement of inefficiency – CCC

In November 2018, MP No. 855 was enacted, which states in the caput of article 5 that the ANEEL shall recognize, for CCC reimbursement purposes, the total cost of the pipeline transport infrastructure, connected to thermoelectric generation projects. In addition, even during the validity of this MP, the ANEEL’s Collegiate Board of Directors resolved through Order No. 898/2019 the payment related to expenses, from July 2009 to April 2016, proven and not reimbursed for the strength of the economic and energy efficiency requirements of Law No. 12,111/2009 in the historical amount of R$ 1,357,795. The reimbursement of inefficiency will be deducted from the amount to be paid related to the new concession contracts that will resulted from the privatization process.

In October 2021, technical note No. 202/2021-SFF-SFG-SRG/ANEEL was issued, which detailed the amount of credits related to the proven expenses with the acquisition of fuel by the distributor Amazonas Energia SA, for the period from May 2016 to June 2017 (liquid fuel) and from July 2016 to June 2017 (gas fuel), but not reimbursed by CCC, resulting from the requirements of economic and energy efficiency, in compliance with Law No. 14,182/2021, which deals with the privatization of Eletrobras. The technical note determined the costs of the remaining competencies of the distributor, that is, from May 2016 to June 2017 for liquid fuel and from July 2016 to June 2017 for gas fuel, resulting in the recognition in this year of the amount of R$620,263.

In addition, Boa Vista Energia remeasured the amounts to be reimbursed by CCC as economic and energy inefficiency based on the additional period of 14 months established by Law No. 14,182/2021, resulting in the recognition in this year of the amount of R$1,705.

NOTE 43 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

43.1- Capital Risk Management

The Company’s objectives when managing its capital are to safeguard the ability to continue to offer returns to shareholders and benefits to other stakeholders, in addition to pursuing an ideal capital structure to reduce this cost. The acquisitions and sales of financial assets are recognized on the trade date.

In order to maintain or adjust the capital structure, the Company may review the dividend payment policy, return capital to shareholders or issue new shares or sell assets to reduce, for example, the level of indebtedness.

Consistent with other companies in the sector, the Company monitors capital based on the financial leverage ratio. This index corresponds to the net exposure divided by the total capital. Net debt, in turn, corresponds to the total of short-term and long-term loans, financing and debentures, presented in note 25, subtracted from the amount of cash and cash equivalents and marketable securities (without considering restricted cash and restricted securities), presented in notes 6 and 8. Total capital is calculated by adding net equity, as shown in the consolidated balance sheet, to net debt.

	12/31/2021	12/31/2020
Total loans, financing and debentures	44,015,645	47,002,033
(-) Cash and cash equivalents	(192,659)	(286,607)
(-) Marketable securities	(15,873,853)	(13,993,294)
Net debt	27,949,133	32,722,132
(+) Total shareholders's equity	76,416,764	73,751,294
Total Capital	104,365,897	106,473,426
Financial Leverage Index	27%	31%

43.2 - Classification by category of financial instruments

The carrying amounts of certain financial assets and liabilities represent a reasonable approximation of fair value. The Company uses the following classification to classify its financial instruments and their respective levels:

	CONSOLIDATED
	Level	12/31/2021	12/31/2020
FINANCIAL ASSETS
Amortized cost		21,126,404	26,388,667
Loans and financing		5,843,527	10,924,899
Reimbursement rights		6,396,234	5,588,131
Financial Assets - Generation		2,172,162	2,096,717
Financial Assets - Itaipu		428,865	455,820
Customers		6,088,056	7,033,556
Cash and cash equivalents		192,659	286,607
Marketable Securities		4,901	2,937

Fair value through profit or loss		19,268,020	16,371,727
Marketable Securities	2	15,868,952	13,990,357
Decommissioning Fund	2	2,055,713	1,753,827
Derivative Financial Instruments	2	1,343,355	627,543

Fair value through other comprehensive income		1,878,609	2,093,279
Investments (Equity Holdings)	1	1,878,609	2,093,279

FINANCIAL LIABILITIES
Amortized cost		50,491,870	53,687,417
Loans, financing and debentures		44,015,645	47,002,033
Financial liabilities - Itaipu		578,626	—
Reimbursement Obligations		859,003	1,640,767
Suppliers		4,048,087	3,920,607
Leases		903,484	1,053,194
Concessions payable UBP		87,025	70,816

Fair value through profit or loss		—	10,014
Derivative Financial Instruments	2	—	10,014

Level 1 - quoted prices (unadjusted) in active, liquid and visible markets for identical assets and liabilities that are accessible on the measurement date;

Level 2 - quoted prices (whether or not they can be adjusted) for similar assets or liabilities in active markets, other unobservable inputs at level 1, directly or indirectly, under the terms of the asset or liability; and

Level 3 - assets and liabilities whose prices do not exist or these prices or valuation techniques are supported by a small or non-existent, unobservable or liquid market. At this level, the estimate of fair value becomes highly subjective.

The fair value of financial instruments traded on active markets is based on market prices, quoted at the balance sheet date. A market is viewed as active if quoted prices are ready and regularly available from an Exchange, distributor, broker, group of industries, pricing service or regulatory agency. Also, prices represent real market transactions that occur regularly on a purely commercial basis.

The quoted market price used for financial assets held by the Eletrobras and its subsidiaries is the current competition price. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise equity investments classified as fair value through profit or loss or through other comprehensive income previously classified as securities for trading or available for sale.

The fair value of financial instruments that are not traded on active markets (e.g. over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximize the use of data adopted by the market where they are available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If one or more items of relevant information are not based on data adopted by the market, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments (level 2) include:

●	Quoted market prices or quotations of financial institutions or brokers for similar instruments;
●	The fair value of interest rate swaps is calculated at the present value of estimated future cash flows based on yield curves adopted by the market; and
●	The fair value of future exchange contracts is determined based on the future exchange rates at the balance sheet date, with the resulting value discounted to present value.

Other techniques, such as the discounted cash flow analysis, are used to determine the fair value for the remaining financial instruments (level 3), and the credit risk of counterparties to swap operations.

43.3 - Financial Risk Management

In the exercise of its activities, the Company is impacted by risk events that may compromise its strategic objectives. The main objective of risk management is to anticipate and minimize the adverse effects of such events on the Company’s business and economic and financial results.

For the management of financial risks, Eletrobras has defined operational and financial policies and strategies, approved by internal committees and by Management, which aim to provide liquidity, security and profitability to its assets and maintain the levels of indebtedness and debt profile defined for economic and financial flows.

The sensitivity analyses below were prepared with the objective of measuring the impact of changes in market variables on each financial instrument of the Company. These are, therefore, projections based on evaluations of macroeconomic scenarios, not meaning that the transactions will have the values presented in the analysis period considered.

The main financial risks identified in the risk management process are:

43.3.1 - Exchange rate risk

This risk arises from the possibility of the Company having its economic and financial statements impacted by fluctuations in exchange rates. The Company presents exposure to financial risks that cause volatility in its results as well as in its cash flow. The Company presents exposure between assets and liabilities indexed to foreign currency, especially to the US dollar.

The Company has a Financial Hedge Policy whose objective is to monitor and mitigate the exposure to market variables that impact the assets and liabilities of the Company and its subsidiaries, thus reducing the effects of undesirable fluctuations of these variables in its financial statements.

This policy, therefore, aims for the Company’s results to faithfully reflect its actual operating performance and for its projected cash flow to be less volatile.

Considering the different ways of hedging the mismatches presented by the Company, the Policy lists a scale of priorities, prioritizing the structural solution, and, only for residual cases, the adoption of operations with derivative financial instruments.

Transactions with financial derivatives, when carried out, cannot characterize financial leverage or credit granting operation to third parties.

a) Composition of foreign currency balances and sensitivity analysis

●	Risk of appreciation of exchange rates

		12/31/2021
		Balance at 12/31/2021		Effect on result
		Foreign		Scenario I	Scenario II	Scenario III
		Currency	Real	Probable 2021¹	(+25%)¹	(+50%)¹
	Loans and Financing	(1,439,182)	(8,031,354)	(272,726)	(2,348,746)	(4,424,766)
USD	Loans granted	123,445	688,883	23,395	201,464	379,533
	Financial asset – Itaipu	125,006	697,587	23,698	204,019	384,340
	Impact on income	(1,190,731)	(6,644,884)	(225,633)	(1,943,263)	(3,660,893)

EURO	Loans and Financing	(45,592)	(288,187)	(14,339)	(89,970)	(165,602)
	Impact on income	(45,592)	(288,187)	(14,339)	(89,970)	(165,602)

Impact on income of exchanges rates				(239,972)	(2,033,233)	(3,826,495)

(¹) Assumptions adopted			12/31/2021	Probable	+25%	+50%
	USD		5.58	5.77	7.21	8.66
	EURO		6.32	6.64	8.29	9.95

43.3.2 - Interest rate risk

This risk is associated with the Company’s ability to account for losses due to fluctuations in market interest rates, impacting its statements by the increase in financial expenses related to foreign funding contracts, mainly referenced to the LIBOR rate.

The Company monitors its exposure to the LIBOR rate and contracts derivative operations to minimize this exposure, according to the Financial Hedge Policy.

Composition of balances by index and sensitivity analysis

In the following tables, scenarios for indexes and rates have been considered, with the respective impacts on the Company’s results. For the sensitivity analysis, forecasts and/or estimates based fundamentally on macroeconomic assumptions obtained from the Focus Report, published by the Central Bank and Economic Outlook, published by the Organization for Economic Cooperation and Development (OCDE), were used as a probable scenario for December 31, 2021.

In all scenarios, the probable quotation of the U.S. dollar was used to convert the effect on the result of the risks linked to the fluctuation of LIBOR into BRL. In this sensitivity analysis, any exchange effect is being disregarded as a result of any appreciation or depreciation of the probable scenario of the dollar price. The impact of the assessment of the probable scenario of the dollar quotation is presented in item (a.1) of this note.

a.1) LIBOR

Risk of appreciation of interest rates

		Debt balance /Notional Amount
		on 12/31/2021		Effect on the result - income (expenseve)
				Scenario I	Scenario II	Scenario III
		in USD	In real	Probable 2021[1]	(+25%) ¹	(+50%) ¹
LIBOR	Loans and Financing	(75,530)	(421,496)	(1,040)	(1,300)	(1,559)
	Impact on income or loss - TJLP	(75,530)	(421,496)	(1,040)	(1,300)	(1,559)

	(¹) Assumptions adopted:		12/31/2021	Probable	25%	50%
	LIBOR		0.34%	1.38%	1.72%	2.06%

a.2) National indexes

Interest rate appreciation risk

			12/31/2021
			Effect on income
		Balance as of	Scenario I	Scenario II	Scenario III
		12/31/2021	Probable 2021 [1]	(+25%)[1]	(+50%)[1]
CDI	Loans, Financing and debentures	(13,219,492)	(1,671,842)	(2,089,803)	(2,507,763)
	Impact on income	(13,219,492)	(1,671,842)	(2,089,803)	(2,507,763)

SELIC	Loans, Financing and debentures	(5,583,969)	(711,956)	(889,945)	(1,067,934)
	Reimbursement AIC	588,786	75,070	93,838	112,605
	Impact on income	(4,995,183)	(636,886)	(796,107)	(955,329)

TJLP	Loans, Financing and debentures	(5,168,140)	(314,223)	(392,779)	(471,334)
	Impact on income	(5,168,140)	(314,223)	(392,779)	(471,334)

IGPM	Loans granted	241,090	13,395	16,744	20,093
	Lease liability	(903,484)	(50,198)	(62,747)	(75,297)
	Impact on income	(662,394)	(36,803)	(46,003)	(55,204)

Impact on income of the indexes			(2,659,754)	(3,324,692)	(3,989,630)

(1) Assumptions adopted		12/31/2021	Probable	+25%	+50%
	CDI	9.15%	12.65%	15.81%	18.97%
	SELIC	9.25%	12.75%	15.94%	19.13%
	TJLP	5.32%	6.08%	7.60%	9.12%
	IGMP	16.58%	5.56%	6.95%	8.33%

Risk of interest rate depreciation

			Effect on income
		Balance as of	Scenario I	Scenario II	Scenario III
		12/31/2021	Probable 2021¹	(-25%)¹	(-50%)¹
	Loans, Financing and debentures	(4,885,610)	272,392	204,294	136,196
IPCA	Loans granted	116,253	(6,482)	(4,861)	(3,241)
	Right of reimbursement	5,813,512	(324,126)	(243,095)	(162,063)
	Impact on income	1,044,155	(58,216)	(43,662)	(29,108)

Impact on income of the indexes			(58,216)	(43,662)	(29,108)

(¹) Assumptions adopted		12/31/2021	Probable	-25%	-50%
	IPCA	9.63%	5.58%	4.18%	2.79%

43.3.3 - Credit risk

This risk arises from the possibility of Eletrobras and its subsidiaries incurring losses resulting from the difficulty of realizing their receivables from customers, as well as the default of financial institution counterparties in operations.

Eletrobras, through its subsidiaries, operates in the electricity generation and transmission markets supported by contracts signed in a regulated environment. The Company seeks to minimize its credit risks through guaranteed mechanisms involving receivables from its customers and, when applicable, through bank guarantees.

In relation to loan receivables granted (see note 11), except for financial transactions with the jointly controlled company Itaipu, whose credit risk is low due to the inclusion of loan costs in the energy trading tariff of the jointly controlled company, as defined under the terms of the International Treaty signed between the Governments of Brazil and Paraguay, the concentration of credit risk with any other counterparty individually was not greater than 39% of the outstanding balance.

The surplus cash is invested in a non-market fund, according to specific regulations of the Central Bank of Brazil. This fund consists entirely of government bonds held in custody at SELIC, with exposure to lower credit risk in relation to other instruments.

In any relations with financial institutions, the Company has the obligation to make investments of its financial assets only with Caixa Econômica Federal and Banco do Brasil SA, following Resolution No. 3,284 of the Central Bank of Brazil. These banks have low credit risk, and their ratings are reviewed by credit rating agencies.

The Company has a standard on accreditation of financial institutions for the purpose of carrying out derivative transactions. This standard defines criteria in relation to size, rating and expertise in the derivatives market, so that the institutions that may carry out operations with the Company are selected.

The Company monitors the credit risk of its swap operations but does not account for this (non-performance) risk in the fair value balance of each derivative because, based on the net exposure to credit risk, the Company can account for its swap portfolio given an unforced transaction between the parties on the valuation date. The Company considers the risk of non-compliance only for the analysis of the retrospective test for each relationship designated for Hedge Accounting.

In addition, the Company is exposed to credit risk with respect to financial guarantees granted to banks by the Company and its subsidiaries. The maximum exposure of the Company corresponds to the maximum amount that the Company will have to pay if the guarantee is executed and is stated in Note 25.3.

43.3.4 - Liquidity risk

The liquidity needs of Eletrobras and its subsidiaries are the responsibility of the financial and fundraising areas, which act in line with the permanent monitoring of short, medium and long-term cash flows, planned and realized, seeking to avoid possible mismatches and consequent financial losses and ensure liquidity requirements for operational needs.

The table below analyzes the non-derivative financial liabilities of the Company by maturity ranges, corresponding to the remaining period in the balance sheet until the contractual maturity date. The contractual maturity is based on the most recent date on which the Company must settle obligations and includes the respective related contractual interest, when applicable.

	12/31/2021
	Payment flow
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES (Current / Non-current)
Measured at amortized cost	14,802,340	9,068,371	20,021,202	19,627,075	63,518,988
Loan, financing and debentures	9,674,220	8,693,204	19,650,487	19,413,779	57,431,690
Suppliers	4,031,532	16,555	—	—	4,048,087
Reimbursement obligations	859,003	—	—	—	859,003
Leases	232,215	351,395	355,101	75,248	1,013,959
Concessions payable UBP	5,370	7,217	15,614	138,048	166,249

	12/31/2020
	Payment flow
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES (Current / Non-current)
Measured at amortized cost	19,443,434	8,885,947	15,101,480	16,174,660	59,605,521
Loan, financing and debentures	13,678,958	8,798,046	14,756,060	15,580,546	52,813,610
Suppliers	3,904,051	16,556	—	—	3,920,607
Reimbursement obligations	1,618,508	22,259	—	—	1,640,767
Leases	237,055	44,423	332,794	545,449	1,159,721
Concessions payable UBP	4,862	4,663	12,626	48,665	70,816

43.4 - Sensitivity analysis of derivative financial instruments

The following analysis estimates the potential value of instruments in hypothetical stress scenarios of the main market risk factors impacting derivative financial instruments.

●	Probable: The probable scenario was defined as the fair value of derivatives as of December 31, 2021;
●	Scenarios I and II: Estimate of fair value considering a deterioration of 25% and 50%, respectively, in the associated risk variables; and
●	Scenarios III and IV: Fair value estimate considering an appraisal of 25% and 50%, respectively, in the associated risk variables.

Embedded derivative	Possible	Scenario I	Scenario II	Scenario III	Scenario IV
Electricity supply	1,343,355	1,007,516	671,678	1,679,194	2,015,033

Sensitivity analyses were prepared with the objective of measuring the impact of changes in market variables on each financial instrument of the Company. Therefore, these are projections based on evaluations of macroeconomic scenarios, not meaning that the transactions will have the values presented in the period of analysis considered.

43.4.1 - Electricity supply

This derivative financial instrument refers to a long-term contract for the supply of electricity with Alumínio Brasileiro SA (Albrás), the revenue from this long-term contract is associated with the payment of a premium linked to the international price of aluminum, quoted on the London Metal Exchange (LME). This calculation includes the concept of cap and floor band, related to the price of aluminum quoted on the LME, whose sensitivity analyses were carried out on the energy supply contracts of electro-intensive consumers.

The premium resulting from the energy sales contract evaluated on its characteristics can be considered as a component of a hybrid (combined) contract, which includes a non-derivative contract. This premium is part of the main contract and has specific characteristics associated with the fluctuation of the aluminum price in the international market and by the variation in the dollar exchange rate. Thus, the premium is considered an embedded derivative, because its pricing derives from the price of aluminum, which is defined in this case as the basic asset, also known as the underlying asset.

The contract with Albrás has an initial date of July 1, 2004, and its expiry date is December 31, 2024. The average contracted volume was 750 MW and increased to 800MW after January 2007.

The calculation of the contract premium includes the concept of cap and floor band, related to the price of aluminum quoted on the LME. The maximum and minimum LME prices are capped at US$ 2,773.21/ton and US$ 1,450/ton, respectively.

Thus, a variation in the price of the premium earned was sensitized to such hybrid contracts, see item 44.4. The volatility components of the premium are basically: the price of primary aluminum on the LME, foreign exchange and CDI.

Accounting policy

Recognition and measurement:

Financial assets and liabilities are recognized when Eletrobras, or one of its subsidiaries, is a party to the contractual provisions of the instrument.

Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or at fair value, following the rules of IFRS 9.

Transaction costs directly attributable to the acquisition or issuance of financial assets and liabilities (except for financial assets and liabilities recognized at fair value in profit or loss) are added to or deducted from the fair value of financial assets or liabilities, if applicable, after initial recognition. Transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through profit or loss are immediately recognized in the income statement.

●	Financial assets

All regular purchases or sales of financial assets are recognized and written off on the trade date. Regular purchases or sales correspond to purchases or sales of financial assets that require the delivery of assets within the deadline established through standard or market practice.

All financial assets recognized are initially recognized at fair value and subsequently measured in their entirety at amortized cost or fair value, depending on the classification of financial assets.

a) A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at Fair Value at Income (VJR):

●	It is maintained within a business model whose purpose is to maintain financial assets to receive contractual cash flows; and
●	Its contractual terms generate, on specific dates, cash flows that are related only to the payment of principal and interest on the outstanding principal amount.

b) A debt instrument is measured at Fair Value at Other Comprehensive Income (VJORA) if it meets both of the following conditions and is not designated as measured at VJR:

●	It is maintained within a business model whose objective is achieved both by receiving contractual cash flows and by selling financial assets; and
●	Its contractual terms generate, on specific dates, cash flows that are related only to the payment of principal and interest on the outstanding principal amount.

Upon initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably choose to present subsequent changes in the fair value of the investment in Other Comprehensive Income (ORA). This choice is made investment by investment.

c) Financial assets not classified as measured at amortized cost or VJORA, as described above, are classified as measured at fair value through profit or loss. Upon initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or VJORA as well as VJR if this eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Evaluation of the business model:

The Company performs an assessment of the objective of the business model in which a financial asset is held in portfolio because it better reflects the manner in which the business is managed, and the information is provided to Management.

Evaluation of contractual cash flows:

For purposes of assessing whether the contractual cash flows are only payment of principal and interest, principal is defined as the fair value of the financial asset at initial recognition. Interest is defined as a consideration for the value of money over time and the credit risk associated with the principal amount outstanding over a given period of time and for the other basic risks and costs of borrowing.

The Company considers the contractual terms of the instrument to assess whether the contractual cash flows are composed only of payments of principal and interest. This includes assessing whether the financial asset contains a contractual term that may change the timing or value of the contractual cash flows so that it would not meet this condition.

●	Financial liabilities

Financial liabilities, which include loans and financing, suppliers and other accounts payable, are initially measured at fair value and subsequently at amortized cost using the effective interest method. Interest expenses, foreign exchange gains and losses are recognized in the income statement.

The effective interest method is used to calculate the amortized cost of a financial liability and allocate its interest expense for the respective period. The effective interest rate is the rate that exactly discounts estimated future cash flows (including fees and premiums paid or received that form an integral part of the effective interest rate, transaction costs, and other premiums or discounts) over the estimated life of the financial liability or, where appropriate, for a shorter period, for the initial recognition of the net carrying amount.

The Company writes off financial liabilities only when the Company’s obligations are extinguished and canceled or when they expire.

Financial guarantee contracts:

A financial guarantee contract is a contract that requires the issuer to make specified payments in order to reimburse the holder for loss incurred due to the fact that the specified debtor fails to make the payment on the scheduled date, in accordance with the initial or changed conditions of the debt instrument.

These estimates are based on the experience and judgment of Eletrobras’ Management. The fees received are recognized on a straight-line basis over the life of the guarantee (Note 25.2). Any increase in obligations in relation to guarantees is presented, when it occurs, in operating expenses (Note 40).

Derivative financial instruments:

The Company has derivative financial instruments to manage its exposure to interest rate and exchange rate risks, including interest rate swap contracts.

Derivatives are initially recognized at fair value, at the date of contracting, and are subsequently remeasured at fair value at the end of the year. Any gains or losses are recognized in income immediately, unless the derivative is designated and effective as a hedge instrument; in this case, the moment of recognition in result depends on the nature of the hedge relationship.

Hedge accounting:

The Company has a hedge accounting policy and the derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is contracted and are subsequently revalued also at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive, and as financial liabilities when the fair value is negative.

NOTE 44 – OPERATING SEGMENT INFORMATION

The Company’s business segments disclosed separately are:

●	Generation, whose activities consist of the generation of electricity and the sale of energy to distribution companies and to free consumers, and commercialization.
●	Transmission, whose activities consist of the transmission of electricity; and
●	Management, whose activities mainly represent the cash management of the Company, the management of the compulsory loan and the management in SPEs, whose monitoring and management is done differently from corporate investments.

The consolidated information by business segment, corresponding to the years ended December 31, 2021 and 2020, is as follows:

	12/31/2021
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	368,517	21,964,238	15,731,910	(448,424)	37,616,241
Operational costs	(54,046)	(9,247,244)	(3,089,194)	429,435	(11,961,049)
Operating expenses	(18,035,403)	(1,665,498)	(859,629)	18,989	(20,541,541)
Regulatory Remeasurements - Transmission Contracts	—	—	4,858,744	—	4,858,744
Operating Result Before the Financial Result	(17,720,932)	11,051,496	16,641,831	—	9,972,395
Financial Result					(2,056,339)
Result of Solitary Participations					1,867,546
Other income and expenses					1,210,754
Current and deferred income tax and social contribution					(5,280,723)
Net Income for the Year					5,713,633

	12/31/2020
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	305,324	18,708,084	10,438,928	(371,823)	29,080,513
Operational costs	(255,702)	(10,085,165)	(3,435,658)	349,505	(13,427,020)
Operating expenses	(8,982,617)	(2,747,007)	(1,237,270)	22,318	(12,944,576)
Regulatory Remeasurements - Transmission Contracts	—	—	4,228,338	—	4,228,338
Operating Result Before the Financial Result	(8,932,995)	5,875,912	9,994,338	—	6,937,255
Financial Result					(1,671,646)
Result of Solitary Participations					1,670,903
Other income and expenses					16,134
Current and deferred income tax and social contribution					(565,333)
Net Income for the Year					6,387,313

	12/31/2019
	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	194,692	19,833,995	9,401,275	(387,833)	29,042,129
Operating expenses	(2,853,044)	(13,221,471)	(4,754,661)	387,833	(20,441,343)
Operating Result Before the Financial Result	(2,658,352)	6,612,524	4,646,614	—	8,600,786
Financial Result					(2,448,786)
Result of Solitary Participations					1,041,071
Other income and expenses					24,715
Current and deferred income tax and social contribuition					630,659
Net income for the Year					7,848,445

The elimination column presents the adjustments made between the Company’s segments, reconciling the balances disclosed by each segment. There are no reconciliations arising from differences in accounting practice.

Net operating revenue, after eliminations, by segment:

	12/31/2021
	Generation	Transmission	Administration	Total
Power supply for distribution companies	15,261,475	—	—	15,261,475
Power supply for end consumers	3,334,527	—	—	3,334,527
CCEE	3,090,100	—	—	3,090,100
O&M Revenue	4,220,474	5,967,866	—	10,188,340
Revenue from construction of renewed plants	82,205	1,535,840	—	1,618,045
Financial effect of Itaipu	65,831	—	—	65,831
Contractual revenue	—	9,946,626	—	9,946,626
Other operating income	462,473	73,371	390,062	925,906
Deduction from operating income	(4,774,857)	(1,999,218)	(40,534)	(6,814,609)
Total net operating income	21,742,228	15,524,485	349,528	37,616,241

	12/31/2020
	Generation	Transmission	Administration	Total
Power supply for distribution companies	14,425,819	—	—	14,425,819
Power supply for end consumers	2,661,499	—	—	2,661,499
CCEE	1,176,156	—	—	1,176,156
O&M Revenue	3,982,409	5,443,107	—	9,425,516
Revenue from construction of renewed plants	37,800	778,202	—	816,002
Financial effect of Itaipu	(13,566)	—	—	(13,566)
Contractual revenue	—	6,026,214	—	6,026,214
Other operating income	306,877	79,557	324,157	710,591
Deduction from operating income	(4,218,416)	(1,888,152)	(41,150)	(6,147,718)
Total net operating income	18,358,578	10,438,928	283,007	29,080,513

	12/31/2019
	Generation	Transmission	Administration	Total
Power supply for distribution companies	15,870,784	—	—	15,870,784
Power supply for end consumers	2,282,200	—	—	2,282,200
CCEE	1,353,218	—	—	1,353,218
O&M Revenue	3,549,019	4,927,283	—	8,476,302
Revenue from construction of renewed plants	49,353	747,897	—	797,250
Financial effect of Itaipu	269,432	—	—	269,432
Contractual revenue	—	5,857,486	—	5,857,486
Other operating income	—	—	—	—
Deduction from operating income	—	—	—	—
Total net operating income	23,374,006	11,532,666	—	34,906,672

Intersegment Revenue

	12/31/2021
	Administration	Generation	Total
Power supply (sale) for the generation segment	—	222,010	222,010
Generation segment interest income	63,628	—	63,628
Transmission segment interest income	212,976	—	212,976
Total	276,604	222,010	498,614

	12/31/2020
	Administration	Generation	Total
Power supply (sale) for the generation segment	—	349,505	349,505
Generation segment interest income	173,163	—	173,163
Transmission segment interest income	361,959	—	361,959
Total	535,122	349,505	884,627

	12/31/2019
	Administration	Generation	Total
Power supply (sale) for the generation segment	—	349,374	349,374
Generation segment interest income	877,512	—	877,512
Transmission segment interest income	373,220	—	373,220
Total	1,250,732	349,374	1,600,106

Non-current assets by segment

	12/31/2021
	Administration	Generation	Transmission	Total
Fixed Assets	1,726,464	31,641,517	—	33,367,981
Intangible Assets	517,240	4,472,844	2,092	4,992,176
Total	2,243,704	36,114,361	2,092	38,360,157

	12/31/2020
	Administration	Generation	Transmission	Total
Fixed	1,555,229	31,107,683	—	32,662,912
Intangible	354,540	294,318	2,092	650,950
Total	1,909,769	31,402,001	2,092	33,313,862

	12/31/2019
	Administration	Generation	Transmission	Total
Fixed	1,545,786	31,770,088	—	33,315,874
Intangible	553,008	99,941	2,092	655,041
Total	2,098,794	31,870,029	2,092	33,970,915

Items that do not affect cash by segment

	12/31/2021
	Administration	Generation	Total
Depreciation and amortization	135,619	1,945,840	2,081,459
Constitution (reversal) of onerous contract	—	(16,219)	(16,219)
Provision for recoverable value of assets (impairment)	—	475,406	475,406
Total	135,619	2,405,027	2,540,646

	12/31/2020
	Administration	Generation	Transmission	Total
Depreciation and Amortization	105,866	1,757,003	—	1,862,869
Establishment (Reversion) of Onerous Agreement	—	93,112	(4,059)	89,053
Provision for recoverable value of assets (impairment)	(62,498)	(379,166)	—	(441,664)
Total	43,368	1,470,949	(4,059)	1,510,258

	12/31/2019
	Administration	Generation	Total
Depreciation and Amortization	251,545	1,555,884	1,807,429
Establishment (Reversion) of Onerous Agreement	—	179,003	179,003
Provision for recoverable value of assets (impairment)	—	121,581	121,581
Total	251,545	1,856,468	2,108,013

Accounting policy

Operating segments of the Company are defined as components:

a)that carry out activities from which they can earn income and incur expenses;

b) whose operating results are regularly reviewed by Management to make decisions about the resources to be allocated to the segments and evaluate their performance; and

c) for which financial information is available.

When calculation of segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between segments are considered. Transactions between operating segments are determined by prices and conditions defined between the parties, which take into account the terms applied to transactions with unrelated parties, and these transactions are eliminated, outside the operating segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the Company.

NOTE 45 - RELATED PARTY TRANSACTIONS

Among the main operations carried out with related parties during the year ended December 31, 2021, we highlight the loans and financing granted established in accordance with the specific legislation on the subject.

45.1 - Main transactions occurred in 2021

Related parts	Operation Date	Contract object	Transaction amount
Eletronorte, Furnas, Chesf e Telebras	02/11/2021 (Eletronorte); 02/12/2021 (Furnas and Chesf)

Third term of amendment to the contract for the assignment of use of the infrastructure of the electrical energy transmission system and optical fibers, to be made available, and other agreements, whose object is the assignment of use, for consideration, of the infrastructure of the transmission of electricity, as well as optical fibers contained in OPGW (Optical Ground Wire) cables installed in transmission lines owned by Eletronorte, Chesf and Furnas.

			73,082 – Eletronorte; 88,443 – Furnas; and 66,027 – Chesf,
Eletrobras, Petrobras, Breitener Tambaqui and Breitener Jaraqui	04/07/2021	Judicial agreement covering seven lawsuits filed by Breitener Tambaqui and Breitener Jaraqui, jointly or separately, against Amazonas Energia and Eletrobras, the latter acting as jointly and severally liable. See note 25.2.	436,025
Eletrobras, Eletronorte and Companhia de Eletricidade do Amapá (CEA)	05/11/2021	Novation of CEA’s Debt with Eletronorte in order to assist in the viability of the bidding process for the electric energy distribution concession associated with the transfer of control of the Distributor, as regulated by Law No. 12,783/2013, by Decree No. 9,192/2017, and the conditions approved by Interministerial Ordinance No. 02/2021, issued jointly by the Ministry of Mines and Energy and the Ministry of Economy. See note 10.	306,182
Eletrobras, Banco do Brasil and Banco do Brasil Banco de Investimentos	05/12/2021	Coordination, Placement and Public Distribution with restricted efforts, under a firm guarantee, for the 3rd Issue of simple, non-convertible debentures, of the unsecured type, by Eletrobras. See note 25.	675,000
Eletronuclear and BNDES	05/21/2021	First term of amendment to the project structuring contract, which aims to provide technical services for the structuring of the legal, economic, and operational model of a partnership with the private sector for the construction, maintenance and exploration of the Angra 3 Nuclear Power Plant.	129,246
CGT Eletrosul and companhia Estadual de Transmissão de Energia Elétrica (CEEE-T)	05/21/2021	Acquisition by CGT Eletrosul of 49% of the interest held by CEEE-T in (FOTE).	83,101
Furnas and Banco da Amazonia (BASA)	08/17/2021	Contracting a credit operation through the issuance of a Bank Credit Note, at an interest rate of 122.84% of the CDI p.a. See note 25.	200,000
Furnas and Banco do Brasil (BB)	08/17/2021	Contracting a credit operation through the issuance of an Export Credit Note, at the interest rate CDI + 2.25% p.a. See note 25.	600,000
Eletrobras and SPE Chapada do Piaui II	10/25/2021	Issuance of a bank guarantee by a market financial institution (Guarantor) as a guarantee to be provided to the creditor of the financing agreement of SPE Chapada do Piauí II, in accordance with the obligation previously established under this financing agreement. Eletrobras will provide a corporate counter-guarantee (Fidejussory Guarantee) to the Guarantor, guaranteeing the obligations of its Related Party (SPE Chapada do Piauí II) in the event of default, thus enabling the issuance of the bank guarantee. See note 25.2.	84,280
CGT Eletrosul and Companhia Estadual de Transmissão de Energia Elétrica (CEEE-T)	11/25/2021	Pursuant to the Definitive Agreement for the Purchase and Sale of Shares (CDCVA), CGT Eletrosul paid the amount of R$ 217,551 to CEEE-T, having carried out the respective transfer of the shares in the Book of Registration and Transfer of Shares of TSLE.	217,551
Eletrobras, Furnas, CGT Eletrosul, SPE Teles Pires and BNDES	12/08/2021	In addition to the Financing Agreement with the objective of formalizing the Beneficiary’s adherence to the conditions of the Standstill program promoted by BNDES. This standstill program is among the emergency measures made available by BNDES to the market since March 2020 to face the adverse financial effects of the corona virus pandemic.	571,000
Furnas e SPE Mata de Santa Genebra Transmissora S.A (MSG)	12/10/2021	3rd issue of simple, non-convertible debentures, with real guarantee, with additional personal guarantee, in three series, in the amount of up to R$ 1,500,000 from MSG. The Deed of this issue of debentures establishes that guarantees will be provided by Furnas within the scope of this issue, within the limit of its shareholding in the Company, which corresponds to 49.9%. See note 25.2.	748,500
Chesf e Fundação Chesf de Assistência e Seguridade Social (Fachesf)	12/26/2021	Term of Update of Actuarial Commitment for Settlement of a Closed Plan (in termination regime), which aims to determine that the value of the actuarial commitment assumed in the original contract by the Sponsor becomes R$1,594,265, at prices as of December 31, 2020, related to the portion of the Granted Benefits Reserve, not covered by equity, pursuant to item 101 and its sub-items of the Fachesf Defined Benefit Plan (BD) regulation	1,594,265
Eletrobras e Eletronorte	12/29/2021	Signing of the Debt Renegotiation Term, arising from Eletronorte’s financial obligations with Eletrobras, in the total amount of R$ 1,849,138.	1,849,138

45.2 - Transactions with Government Entities

In addition to operations with the Federal Government, Eletrobras maintains transactions with other government entities, under common control, in the course of its operations. The balances of the main transactions with these entities are summarized below:

	12/31/2021			12/31/2020
NATURE OF OPERATION	ASSETS	LIABILITIES	RESULT	ASSETS	LIABILITIES	RESULT
Reimbursement Obligation
Federal Government	6,396,234	—	—	5,588,131	—	—
Bonds and linked deposits - Federal Government
FIDC Infinity DI	29,323	—	—	89,501	—	—
Loans and Financing Payable - Federal Government (a)
Banco do Brasil	—	2,036,300	—	—	2,505,777	—
Caixa Econômica Federal	—	3,878,939	—	—	4,769,371	—
BNDES	—	5,126,501	—	—	5,245,281	—
Global Reversion Reserve	—	1,950,629	—	—	2,314,672	—
BNB	—	1,053,997	—	—	—	—
Petrobras	—	5,527,830	—	—	7,121,333	—
FINEP	—	52,465	—	—	69,992	—
BASA	—	357,049	—	—	—	—
FIDC Infinity DI		28,269	—	—	326,778	—
Reimbursement Obligations - Federal Government (b)
National Treasure – Itaipu	—	4,151,585	—	—	5,306,972	—
Financial expenses - Federal Government
Banco do Brasil	—	—	(60,629)	—	—	(37,113)
Caixa Econômica Federal	—	—	(32,667)	—	—	(40,692)
BNDES	—	—	(45,665)	—	—	(25,718)
BNB	—	—	(63,225)	—	—	—
Petrobras	—	—	(262,797)
BASA	—	—	(5,968)	—	—	—
FINEP	—	—	(2,342)	—	—	(2,822)
FIDC Infinity DI	—	—	(17,678)	—	—	(29,822)
Financial Income - Federal Government		—
FIDC Infinity DI	—	—	3,215	—	—	1,829
Total	6,425,557	24,163,564	(487,756)	5,677,632	27,660,176	(134,338)

The following are the main transactions with other government entities:

a)Loans and financing payable:

●	Cash and working capital reinforcement

Loan between Banco do Brasil (BB) and Furnas: The loan agreements between Furnas and BB have as allocation of resources the reinforcement of cash and working capital.

●	Applications at the Angra 3 Plant

Loan between CEF and Eletronuclear: Contract between Eletronuclear and CEF (main contract) for complementary financing of Angra 3, referring to the import of equipment and services.

Loan between BNDES and Eletronuclear: Financing agreement between BNDES and Eletronuclear, with the intervention of Eletrobras for the implementation of the Angra 3 plant.

●	Global Reversal Reserve – RGR:

Eletrobras was responsible for the management of sectorial resources of RGR and others. In accordance with Law No. 13,360/2016, regulated by Decree No. 9,022/2017, and ANEEL Order No. 1,079, of April 18, 2017, the responsibility for the budget, management and movement of these Sector Funds was transferred to CCEE from May 1, 2017.

●	Operations with Petrobras:

With the sale of the subsidiary Amazonas Energia SA, the assignment of rights of Amazonas Energia S.A to Eletrobras, relating to the CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distributor, became effective. Eletrobras assumed obligations in equivalent amounts as acquired loans, according to the conditions established in Resolution No. 20 of the CPPI of November 8, 2017 and subsequent amendments.

Loan guarantee:

Eletrobras’ participation as guarantor of loans obtained by its subsidiaries can be seen in more detail in note 25.2.

b)	Reimbursement obligations - Itaipu:

This relates to indemnifiable financial assets (liabilities) arising from the Itaipu concession. Further details can be found in note 18, item b.

45.3 - Transactions with associates and jointly controlled subsidiaries

The commercial transactions and respective balances with consolidated related parties are summarized below:

	Balances and Transactions by Nature
	12/31/2021			12/31/2020
	ASSETS	LIABILITIES	RESULT	ASSETS	LIABILITIES	INCOME
Customers	72,415	—	—	59,147	—	—
Accounts receivable	2,436	—	—	20,628	—	—
Advance for future capital increase	—	—	—	1,540	—	—
Dividends / JCP receivable	425,888	—	—	333,997	—	—
Loans and financing	688,884	—	—	4,296,503	—	—
Other Assets	106,679	—	—	48,649	—	—
Suppliers	—	46,382	—	—	44,279	—
Provisions	—	849,766	—	—	1,129,242	—
Social security contributions	—	18,797	—	—	—	—
Actuarial debt contracts	—	891,726	—	—	—	—
Miscellaneous obligations	—	9,933	—	—	—	—
Financing and loans	—	17,310	—	—	—	—
Bills to pay	—	141,914	—	—	29,877	—
Other liabilities	—	216	—	—	1,901	—
Revenue from the use of electric energy	—	—	206,983	—	—	394,725
Revenue from energy sales	—	—	146,987	—	—	85,315
Revenue from service provision	—	—	111,445	—	—	116,580
Other revenue	—	—	313,405	—	—	12,649
Energy purchased for resale	—	9,222	(821,623)	—	—	(809,451)
Fees for the use of the network	—	—	(51,517)	—	—	(93,536)
Charges	—	—	(3,783)	—	—	(4,001)
Other expenses	—	—	(438,426)	—	—	(327,528)
Revenue from interest, fees, charges and exchange variation	—	—	373,142	—	—	2,140,449
Financial revenue	—	—	691	—	—	437
Financial expenses	—	—	(11.679)	—	—	—
Actuarial expenses	—	—	(56,712)	—	—	—
Total	1,296,302	1,985,266	(231,087)	4,760,464	1,205,299	1,515,639

	Balances and Transactions by Entity
	12/31/2021			12/31/2020
	ASSETS	LIABILITIES	RESULT	ASSETS	LIABILITIES	RESULT
Associação de Assistência à Saúde - ELOSAÚDE	—	108	(30,248)	—	—	—
Baguari Energia SA	6,538	—	101	355	—	450
Belo Monte Transmissora de Energia SPE SA - BMTE	37,964	3,187	17,672	34,674	2,738	(50,568)
Brasil Ventos Energia SA	—	—	92	—	—	—
Caldas Novas Transmissão SA	1,905	2	728	483	2	692
CEB Lajeado SA	17,270	—	—	12,150	—	—
Companhia Estadual de Distribuição de Energia Elétrica - CEEE-D	76	—	406	10,270	—	770
Companhia Estadual de Geração de Energia Elétrica – CEEE-G	18,598	—	—	—	—	—
Companhia Estadual de Transmissão de Energia Elétrica – CEEE-T	19,961	—	—	—	—	—
Chapecoense Geração SA	740	—	—	740	—	—
Companhia Energética Sinop SA - SINOP	834	411	(1,219)	1,071	772	(5,207)
Companhia Hidrelétrica Teles Pires SA - CHTP	4,030	17,906	(161,037)	4,996	17,221	(149,448)
Centro de Soluções Estratégicas SA	—	—	—	1,697	—	3,445
Companhia de Transmissão de Energia Elétrica Paulista SA - CTEEP	81,452	—	—	—	—	—
Empresa de Energia São Manuel SA	1,049	2,738	(6,976)	1,446	3,440	(95,137)
Empresa Metropolitana de Águas e Energia SA - EMAE	2	—	—	92,174	—	—
Energia Olímpica SA	—	—	—	—	—	(1,673)
Energética Águas das Pedras SA - EAPSA	22,187	—	—	—	—	—
Enerpeixe SA	420	8,816	(116,938)	12,259	10,249	(112,221)
Equatorial Maranhão Distribuidora de Energia SA	—	—	—	85,838	—	19,015
Energia Sustentável do Brasil SA – ESBR	15,121	34,011	(393,843)	15,276	34,380	(368,612)
Foz do Chapecó Energia SA	3,356	—	41,712	959	—	11,098
Fronteira Oeste Transmissora de Energia SA - FOTE (a)	—	—	473	341	2	428
Fundação Eletrosul de Previdência e Assistência Social - ELOS	55	61,091	(46,051)	—	—	—
Fundação CEEE de Seguridade Social	—	—	(2,691)	—	—	—
Fundação Real Grandeza - FRG	934	151,371	(314,129)	—	—	—
Fundação Eletrobrás de Seguridade Social – ELETROS (b)	—	849,766	(3,783)	—	1,129,242	(4,001)
Goiás Transmissão SA	10,594	157	(1,744)	8,146	134	(1,607)
Interligação Elétrica Garanhuns SA – IE Garanhuns	14,453	480	(3,484)	8,055	263	(3,404)
Interligação Elétrica do Madeira SA – IE Madeira	60,238	3,942	(81,643)	5,717	3,719	(139,669)
Itaipu Binacional (c)	732,954	—	372,394	4,241,949	—	2,120,648
Lago Azul Transmissão SA	838	10	(4,549)	132	9	6,514
Lajeado Energia SA	101,318	—	—	100,280	—	—
Madeira Energia SA - MESA	—	—	66,373	—	—	9,796
Manaus Construtora LTDA	31,495	—	—	23,298	—	—
Mata de Santa Genebra Transmissão SA	13,999	663	44,705	438	659	(128,619)
MGE Transmissão SA	10,518	112	(898)	5,634	78	(720)
Norte Brasil Transmissora de Energia SA – NBTE (d)	—	—	—	80	605	(7,738)
Norte Energia SA - NESA	31,549	—	198,154	39,854	—	171,256
NUCLEOS – Instituto de Seguridade Social	—	849,525	(11,878)	—	—	—
Paranaíba Transmissora de Energia SA	4,997	359	(4,116)	6,163	338	(3,834)
Paulista Lajeado Energia SA	5,371	—	—	—	—
Retiro Baixo Energética S.A.	7,072	—	—	5,083	—	—
Rouar	—	—	342	—	—	16
Santo Antônio Energia S.A.	12,737	—	198,268	19,725	811	230,628
Serra Facão Energia S.A.	2,281	—	(1,983)	—	—	68
Sistema de Transmissão Nordeste S.A. - STN	9,896	368	509	344	365	(1,514)
Tijoá Participações e Investimentos S.A.	7,152	—	11,407	1,187	—	12,524
Transenergia Goiás S.A.	50	31	2,459	46	28	2,003
Transenergia São Paulo S.A.	2,691	31	(263)	14,760	24	(272)
Transenergia Renovável S.A.	3,435	44	(510)	520	42	(479)
Transnorte Energia S.A.	143	14	689	134	11	764
Triângulo Mineiro Transmissora S.A.	11	58	(1,077)	11	90	(1,108)
Transmissora Sul Litorânea de Energia S.A. - TSLE	—	—	1,544	4,162	17	1,428
Vale do São Bartolomeu Transmissora de Energia S.A.	18	65	(55)	17	60	(73)
Total	1,296,302	1,985,266	(231,087)	4,760,464	1,205,299	1,515,639

The following are the main transactions carried out with consolidated related parties:

a)	CGT Eletrosul incorporated Fronteira Oeste Transmissora de Energia SA (FOTE) in August 2021;

b)	Fundação Eletrobras de Seguridade Social (ELETROS): as of December 31, 2021, the balance of employee benefit provisions totals R$ 849,766 (R$ 1,129,242 as of December 31, 2020);

c)

Itaipu: Transactions are linked to the loan described in note 11 (a), interest income, commissions, rates and exchange variation derive mainly from financial charges and the exchange variation of Itaipu operations, the details of which can be seen in note 18; and

d)	In 2021 the Subsidiary Eletronorte sold its interest in Norte Brasil Transmissora de Energia SA.

45.3.1 - Below are the main significant transactions regarding the use of transmission network, purchase of energy or provision of services:

Enerpeixe SA: Power purchase agreements as a strategy to mitigate the effects of GSF on the Company;

Energia Sustentável do Brasil SA: Agreements entered into for the availability of the power transmission and energy purchase, as well as the bilateral ACL agreement related to the energy purchase, effective on March 1, 2013 and ending on January 15, 2035, with an average contracted volume of 107,596 MWmed;

Norte Energia SA: Contract for the provision of maintenance and operation services for the Belo Monte and Pimentel plants, and provision of transmission networks;

Santo Antônio Energia SA: Agreements entered into for the availability and use of the transmission system and purchase of energy, as a result of the aggravation of hydrological risk; and

Companhia Hidrelétrica Teles Pires SA: Contracts entered into for the availability and use of the transmission system and purchase of energy, as well as charging for the use of the transmission system network.

Information regarding the loans assigned by Eletrobras to its subsidiaries, joint ventures and affiliates is shown in note 11.

Accounting policy

The Company eliminates in the consolidated financial statements the existing intercompany transactions and balances with related parties, except for those between Eletrobras and its subsidiaries measured at fair value through income.

According to the Company’s policy, Eletrobras companies may carry out transactions with related parties to take advantage of synergies and achieve operational efficiency, thus improving their result jointly considered. Transactions are carried out at prices and conditions defined between the parties, which take into account the conditions that could be practiced in the market with unrelated parties, ensuring that there is no business that exclusively benefits one of the parties.

Negotiating and decision-making processes shall be effective, independent and provided with adequate commutative or compensatory payment. Thus, improper favoring of the related party to the detriment of the interest of society is avoided.

45.4 - Remuneration of key personnel

The remuneration of the Company’s key personnel (members of the Executive Board, Board of Directors and Fiscal Council) is as follows:

	12/31/2021	12/31/2020	12/31/2019

Short term benefits	37,921	38,903	42,181
Post-employment benefits	436	444	453
Other long-term benefits	1,296	383	—
Employment contract termination benefits	—	41	—
Total	39,653	39,771	42,634

The maximum, minimum and average compensation of managers and employees can be seen below:

	12/31/2021	12/31/2020
Management remuneration
Higher management remuneration	84	72
Lower management remuneration	25	25
Average management remuneration	40	38
Employees payment
Higher employees remuneration	77	93
Lower employees remuneration	2	2
Average employees remuneration	13	12

Accounting policy

The total remuneration of the Company’s officers and employees is based on the guidelines established by the Secretariat for Coordination and Governance of State-Owned Companies (SEST), of the Ministry of Economy, and by the Ministry of Mines and Energy, in which the highest remuneration, the lowest remuneration and the average remuneration of each of these categories are disclosed.

NOTE 46 - ASSETS HELD FOR SALE

	12/31/2021	12/31/2020
Generation	387,690	289,331
Total assets classified as held for sale	387,690	289,331

Generation	168,381	—
Total liabilities classified as held for sale	168,381	—

The table below shows the SPEs classified as held for sale on December 31, 2021:

	12/31/2021	12/31/2020
Generation
Chapada Piauí I	124,484	124,484
Chapada Piauí II	164,847	164,847
Livramento Holding S.A. (a)	98,359	—
Total Assets	387,690	289,331

Generation
Livramento Holding S.A. (a)	168,381	—
Total Liabilities	168,381	—

(a)	In April 2021, CGT Eletrosul’s adhesion to Decree No. 9,188/2017 for the divestment of SPE Livramento was approved.

The main assets and liabilities classified as held for sale as of December 31, 2021 and 2020 are shown below:

Generation:

	12/31/2021
	Eletrobras	CGT Eletrosul	Total
Investments	289,331	—	289,331
Other assets	—	98,359	98,359
Total assets classified as held for sale	289,331	98,359	387,690

Other liabilities	—	168,381	168,381
Total liabilities classified as held for sale	—	168,381	168,381

	12/31/2020
	Eletrobras	CGT Eletrosul	Total
Investments	289,331	—	289,331
Total assets classified as held for sale	289,331	—	289,331

46.1 - Sale of Norte Brasil Transmissora de Energia S.A. – NBTE

In June 2021, Eletronorte’s Board of Directors approved the sale of the equity interest in NBTE. Subsequently, in September 2021, the joint sale operation (tag along) of NBTE’s shares was concluded, from the subsidiary Eletronorte to Leovac Participações S.A. (Leovac) (owned by the Ontario Teachers’ Pension Plan Board - OTPP). This joint sale was originated after Leovac acquired 100% of the shares of Evoltz Participações SA, the latter being, owner of 51% of NBTE’s shares. For the sale, Eletronorte received the amount of R$ 740,382, negatively impacting the result at R$ 108,092.

Accounting policy

Non-current assets and groups of assets are classified as held for sale if their carrying amount is recovered primarily through a sale transaction and not through continuous use. This condition is met only when the asset (or group of assets) is available for immediate sale in its current condition, subject only to usual terms for sale of that asset (or group of assets), and its sale is considered highly probable. Management must be committed to the sale, which is expected to be completed within one year from the date of classification.

Non-current assets (or the group of assets) classified as intended for sale are measured at the lower of the book value previously recorded and the expected disposal value.

NOTE 47 – SUBSEQUENT EVENTS

47.1. Reimbursement of AIC

In January 2022, Eletrobras’ Board of Directors decided to approve the amount of the AIC reimbursable from Ceron, currently Energisa Rondônia, in the amount of R$121,000. In addition, the signing of the AIC Reimbursement Agreement to be entered into by Eletrobras, the distributor and Energisa was also approved. As defined in the Share Purchase Agreement and Other Covenants, Energisa Rondônia will make the payment of the calculated amount of the AIC reimbursable in 60 installments, with the outstanding balance being adjusted by 111% of the SELIC rate.

47.2. Eletronorte capital increase

In January 2022, Eletrobras’ Board of Directors approved the proposal to increase Eletronorte’s capital stock by R$1,930,115, through the issuance of 13,951,250 new registered common shares, to be subscribed and paid in by Eletrobras with the common shares it holds in Norte Energia S.A. (NESA), equivalent to 15% of the capital stock. With this operation, Eletrobras will no longer hold a direct interest in NESA and will instead hold an indirect interest of 49.98%, through its subsidiaries Eletronorte and Chesf.

47.3. Health Benefit Insurance

In January 2022, Chesf and Fachesf signed the 2nd Amendment to the CVNE Agreement-70.2020.2771.00. The 2nd amendment determines the sharing of the necessary structure for the provision of assistance, health and occupational medicine services, resulting from the PAP, under the responsibility of Chesf, and Fachesf-Saúde, under the responsibility of Fachesf, as well as outpatient medical services. The total amount foreseen for the execution of the activities described in this agreement is R$57,875 and corresponds to the costs inherent in the activities foreseen and will be spent during the six months of execution foreseen in this agreement, and the amounts paid monthly according to the performance of the contracted services.

47.4. Leniency Agreement

In February 2022, the Company adhered to the Leniency Agreement for reimbursement purposes in relation to the projects in which it participates, directly or indirectly. Set out below are, the Company’s companies that are being benefited by this agreement and the respective amounts receivable, in 16 annual installments to be adjusted by SELIC.

Companies	Balance receivable
Eletrobras	9,866
Chesf	9,866
Eletronorte	13,141
Furnas	63,065
Eletronuclear	43,674
Total	139,612

47.5. Resumption of works - Angra 3

In February 2022, the subsidiary Eletronuclear signed a service agreement that allows the resumption of the works of the Angra 3 Nuclear Power Plant, within the scope of the Critical Path Acceleration Plan between Eletronuclear and the consortium formed by Ferreira Guedes, Matrix and Adtranz. Among the main measures contained in the Plan is the completion of the concrete superstructure of the Angra 3 reactor building. Subsequently, a bidding procedure will be carried out to hire a company or consortium that will finalize the civil works and the electromechanical assembly of the plant.

47.6. Contract for the supply of wind turbines

In February 2022, the subsidiary CGT Eletrosul signed contracts with WEG S.A, through WEG Equipamentos Elétricos S.A, for the supply of 72 wind turbines of 4.2 MW, including logistics, assembly and commissioning, in addition to the operation and maintenance services, valued at approximately R$ 2,100,000. These wind turbines will be installed at Coxilha Negra Wind Farm, totaling 302.4 MW of installed capacity.

47.7. Rectification of the 2018 RAP Periodic Revisions

In February 2022, the ANEEL disclosed, through Technical Note No. 13/2022-SGT/ANEEL, the rectification of the results of the 2018 periodic reviews of the RAP of transmission concessionaires extended pursuant to Law No. 12,783/2013.

The financial differences related to the tariff cycles 2020/2021 and 2021/2022, depending on the rectification, will be considered in the 2022/2023 cycle.

The reflections of RAP’s revisions will be recorded in the accounts soon after ANEEL publishes the resolution for the 2022/2023 cycle, at which time the Company will know the outcome related to the definitive financial effects in its tariffs.

47.8. Russia vs Ukraine War

In February 2022, Russia began the invasion of Ukraine, starting the conflict between the two countries. In addition to the direct effects as a result of the fighting, the war naturally affects the economy, affecting the operations of companies that operate there and the global economy, leading to an increase in inflation. However, the Company currently does not rely on goods and services from entities located in the conflict region, for the fulfillment of its activities.

In September 2021, Eletronuclear and Russian state-owned atomic energy company Rosatom signed a non-binding memorandum of understanding to exchange information on new large-scale nuclear power plant projects. The agreement also includes data exchange on small modular terrestrial and floating reactors, nuclear fuel cycle, life cycle support of new plants, as well as life span and technological development related to the nuclear sector. The agreement does not cover any of the projects currently underway at Eletronuclear.

The memorandum cited is merely an instrument of cooperation and exchange of information, not implying any contractual or financial commitment to either party.

Considering the above reports, the Company estimates that the conflict in Ukraine will not impact its costs of acquiring nuclear fuel.

47.9. Arbitration of Santo Antonio Energia S.A. (SAESA)

On April 14, 2022, SAESA disclosed a material fact of a lawsuit for the execution of the arbitral award filed against the Company by Grupo Industrial do Complexo Rio Madeira (GICOM), in the amount of R$ 645 million, with which SAESA disagrees. As a result, SAESA filed a “pre-execution exception” appeal on April 11, 2022. Under this appeal, SAESA was granted a preliminary injunction suspending the term for voluntary payment of the debt until the arbitration tribunal hears the requests for clarification and/or the merits of SAESA’s motion are ruled by the court (whichever occurs first).

As a result of this execution action, on April 14, 2022, the parent company of SAESA, Madeira Energia S.A. - MESA, convened an Extraordinary General Meeting to deliberate on the Company’s capital increase to be contributed to Santo Antônio Energia S.A – SAESA.  The Extraordinary General Meeting took place on April 29, 2022 and approved the capital increase of MESA in the amount of up to R$ 1,582,551. The capital increase aims to cover the costs of the arbitral, and the capital contribution will be made within 30 days. Depending on whether the other partners will also subscribe to the capital increase, Eletrobras may obtain indirect control of the invested company MESA.

Eletrobras has recorded a provision for unsecured liabilities of R$ 705,864 related to the future contribution in proportion to its stake in the invested company as a legal obligation, under the IAS 28-Investments in Associates and Joint Ventures terms.

Rodrigo Limp Nascimento

Chief Executive Officer

Elvira Baracuhy Cavalcanti Presta

Chief Financial and Investor Relations Officer

Luiz Augusto Pereira de Andrade Figueira

Director of Management and Sustainability

Camila Gualda Sampaio Araújo

Governance Director Risk and Compliance

Márcio Szechtman

Transmission Director

Pedro Luiz de Oliveira Jatobá

Generation Director

Marcos José Lopes

Accountant – CRC-RJ 100854/O