Form 20-F/A
period 2021-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2022-10-03
CIK 1439124

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

Rua da Quitanda 196, 9th floor, CEP 20091-005, Rio de Janeiro, RJ, Brazil

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

*Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the SEC.

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐  Yes     ☒  No

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days    ☒  Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

*The term “new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

This Amendment to the Annual Report on Form 20-F of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Eletrobras”) for the year ended December 31, 2021 filed on May 6, 2022 (the “Original Form 20-F”) is being filed solely to correct an error in the reference date of the report of independent registered public accounting firm issued by PricewaterhouseCoopers Independent Auditors Ltda (“PWC”) dated May 6, 2022, containing the opinion on Eletrobras’s consolidated financial statements. The F-pages of the Original Form 20-F are revised by this Amendment No. 1 as follows, solely to correct the reference date in the PWC report referenced above, on pages F-2 to F-6. The consolidated financial statements have not been modified in any other respect.

This Amendment speaks as of the initial filing date of the Original Annual Report. Other than as expressly set forth above, no part of the Annual Report or the consolidated financial statements is being amended. Accordingly, other than as discussed above, this Amendment does not purport to amend, update or restate any other information or disclosure included in the Original Annual Report or reflect any events that have occurred after the initial filing date of the Original Annual Report. As a result, the Original Annual Report and the PWC report referenced above continue to speak as of May 6, 2022 or, to the extent applicable, such other date in respect of the Annual Report as may be indicated in the Annual Report.

ITEM 19. EXHIBITS

2.1

Second Amended and Restated Deposit Agreement dated as of August 18, 2017 between Centrais Elétricas Brasileiras S.A.— Eletrobras and Citibank, N.A., incorporated herein by reference from our Form F-6, filed on August 1, 2017, file N. 333- 219600.

2.2

Second Amended and Restated Deposit Agreement between Centrais Elétricas Brasileiras S.A.—Eletrobras and Citibank, N.A., incorporated herein by reference from our Form F-6, filed on August 1, 2017, file N. 333-219599.

2.3	Description of Securities, incorporated by reference from our Form 20-F, filed on May 6, 2022, file N. 001-34129.

2.4

The total amount of long-term debt securities of our company and our subsidiaries under any one instrument does not exceed 10% of the total assets of our company and our subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.2

By-Laws of Centrais Elétricas Brasileiras S.A. — Eletrobras (English translation), amended on February 22, 2022 incorporated herein by reference to our Form 6-K, filed on March 15, 2022, file N. 01-34129.

4.1	Itaipu treaty signed by Brazil and Paraguay — Law No. 5,899 of July 5, 1973, incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File N. 001-34129.

8.1	List of subsidiaries, incorporated by reference from our Form 20-F, filed on May 6, 2022, file N. 001-34129.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

13.1	Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

13.2	Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

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

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. –

ELETROBRAS

October 3, 2022	By:	/s/ Wilson Pinto Ferreira Junior
Name: Wilson Pinto Ferreira Junior
Title: Chief Executive Officer

	By:	/s/ Elvira Baracuhy Cavalcanti Presta
Name: Elvira Baracuhy Cavalcanti Presta
Title: Chief Financial Officer and Investor Relations Officer

2

AUDIT REPORT

Report of Independent Registered Public Accounting Firm of Centrais Elétricas Brasileiras S.A. dated May 6, 2022

To the Board of Directors and Stockholders of

Centrais Elétricas Brasileiras S.A. - Eletrobras

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Centrais Elétricas Brasileiras S.A. – Eletrobras and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of profit and loss, comprehensive income and loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the Company did not design and maintain:  i) an effective control environment and monitoring of controls, which led to: (a) failure to monitor that control deficiencies were not remediated in a timely manner; (b) failure to maintain effective controls over access granting procedures and segregation of duties; and (c) failure to design and maintain controls in response to risks of material misstatement related to business processes in scope, including controls over the completeness and accuracy of key spreadsheets and system-generated reports used in controls; and ii) effective period-end financial reporting controls related to: (a) impairment calculations, review and approval; (b) the review of the completeness of participants and accuracy of actuarial calculations and reserves; (c) review and approval of ERP transactions that could lead to non-authorized manual journal entries; and (d) the completeness and accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes.

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

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Post-employment benefits

As described in Note 32 to the consolidated financial statements, the Company’s consolidated post-employment benefits balances were R$ 6,085 million at December 31, 2021. Post-employment benefits are recognized for employees and former employees who are entitled to such benefits. The plans have "defined benefit", “variable contribution” and “settled benefit" characteristics and generate significant liabilities, net of plan assets. The measurement of this liability involves significant judgement related to the actuarial assumptions such as the participant’s life expectancy, average retirement age and inflation.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, testing management’s process for developing a reliable estimate and identification of post-employment benefits; evaluating the appropriateness of the main criteria for determining the individual reserve of selected participants; testing the consistency of the participants’ data used by the actuary responsible for the actuarial calculation; and evaluating the significant actuarial assumptions used by management and the assumptions adopted by the actuary, including the participant’s life expectancy, average retirement age and inflation. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s assumptions and reperformance the calculation.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.
Rio de Janeiro, Brazil
May 6, 2022
PCAOB 1351

We have served as the Company’s auditor since 2019.