Form 20-F
period 2022-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2023-04-20
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022 was:

2,021,139,464 Common Shares
146,920 Class A Preferred Shares
279,941,379 Class B Preferred Shares
1 Class C Preferred Share

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Yes ☒ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Yes ☒ No

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

We have prepared our consolidated annual financial statements as of December 31, 2022, 2021 and 2020 and for each of the three years in the period ended December 31, 2022 (“Consolidated Financial Statements”) in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

On June 17, 2022, our Privatization was consummated pursuant to the guidelines established by the Eletrobras Privatization Law. Our Privatization process included a primary and secondary public offering of our common shares in Brazil and abroad which resulted in the dilution of the direct and indirect interest of the Brazilian Government in our common shares from 72.3% before the Privatization to the current interest of 47.24% of our common shares, corresponding to 10% of our voting capital under our bylaws, as of December 31, 2022. In addition, we satisfied the other conditions precedent set out in these resolutions, which included, inter alia, a corporate restructuring which decreased our total interest in Eletronuclear from 99.95% to 67.95%, resulting in Eletronuclear becoming our affiliate. As a result, Eletronuclear is no longer consolidated on a line-by-line basis in our financial statements.  We also transferred our entire interest in Itaipu to ENBPar. This corporate restructuring was conducted to ensure that the Brazilian Government maintained direct or indirect control over Eletronuclear and Itaipu. In addition, we entered into certain New Concession Agreements as a replacement for certain of our previous generation concessions and made certain amendments to our bylaws to prevent any shareholder or group of shareholders (including ADR holders) from exercising voting rights with respect to more than 10% of our voting shares following our Privatization. See “Item 4. Information on the Company—A. History and Development—Privatization” for further details. As a result of our corporate restructuring as part of the Privatization process, we reclassified the results of Eletronuclear and Itaipu to discontinued operations as of December 31, 2022, and for the prior years for comparison purposes. Accordingly. the comparative balances presented in this annual report may differ from the balances disclosed in our Form 20-F for the year ended December 31, 2021. See “Item 5. Operating and Financial Review and Prospects – Operating Results – Discontinued Operations” for further details about the accounting treatment of our discontinued operations.

To meet the financial obligations arising from the adverse judgement in the SAESA Arbitration, in July 2022, Furnas acquired control of MESA, the parent company of SAESA. On July 8, 2022, the shareholders of MESA agreed to terminate the Shareholders’ Agreement of MESA.  As a result, Furnas became the controlling shareholder of MESA as it held a 72.36% stake in MESA as of that date. As a consequence, we started to consolidate the results of MESA on a line-by-line basis into our results. This had a significant effect on our indebtedness as we now consolidate SAESA’s indebtedness and the guarantees we provide to SAESA. As of December 31, 2022, SAESA’s indebtedness was R$20.1 billion and its consolidation increased our consolidated indebtedness by 57%.  See note 20.2 to our Consolidated Financial Statements for further information on the business combination resulting from Furnas’ acquisition of control in MESA, and “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting our Financial Performance—SAESA.”

Since 2017, we have decreased the number of our special purpose entities or SPEs, which we call our SPE Rationalization Project and which will continue as a strategic, priority project. Of the 74 SPEs we still own as of the date of this annual report, 27 are in the process of sale, 7 are in the process of termination, 5 are in the process of being purchased in order to be merged and 4 are in the process of merger. We expect to reduce the number of SPEs we hold by a further 43 SPEs in 2023, ending the year with 31 SPEs. As of December 31, 2020 and 2021, we held interests in 94 and 81 SPEs, respectively.

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

Terms contained within this annual report have the following meanings:

●	AFAC: Advance for Future Capital Increase;
●	AGU: Advocacia-Geral da União;
●	Amazonas D: former name of Amazonas Energia S.A., a distribution company operating in the state of Amazonas;
●	Amazonas Energia: Amazonas Energia S.A., a privately held distribution company operating in the state of Amazonas, formerly Amazonas D prior to its privatization;
●	Amazonas GT: Amazonas Geração e Transmissão de Energia S.A., a generation and transmission company operating in the state of Amazonas, consolidated by Eletronorte;
●	ANEEL: Agência Nacional de Energia Elétrica, the Brazilian Electric Power Regulatory Agency;
●	Auren Energia: new name of CESP after its corporate reorganization in 2022;
●	B3: B3 S.A.—Brasil, Bolsa Balcão, the São Paulo Stock Exchange, formerly known as the BM&F Bovespa;
●	Bankruptcy Law: Law No. 11,101/2005, as amended;
●	Basic Network: interconnected transmission lines, energy transformers and equipment with voltage equal to or higher than 230 kV, or installations with lower voltage as determined by ANEEL;
●	BNDES: Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;
●	Boa Vista Energia: former name of Roraima Energia, a distribution company operating in the city of Boa Vista, in the state of Roraima;
●	Brazilian GAAP: Brazilian generally accepted accounting principles;
●	Brazilian Anticorruption Law: Collectively, Law No. 12,846/2013 and Decree No. 8,420/2015;
●	Brazilian Corporate Law: Law No. 6,404/1976, as amended;
●	BRR: Base de Remuneração Regulatória, Regulatory Remuneration Base;
●	CADE: Conselho Administrativo de Defesa Econômica, the Brazilian Antitrust Authority;
●	Capacity charge: the charge for purchases or sales based on contracted firm capacity whether or not consumed;
●	CCC Account: Conta de Consumo de Combustivel, or Fuel Consumption Account;
●	CCEAR: Contratos de Comercialização de Energia no Ambiente Regulado, contracts for the commercialization of energy in the Regulated Market;
●	CCEE: Câmara de Comercialização de Energia Elétrica, the Brazilian electric energy trading chamber;
●	CDE Account: Conta de Desenvolvimento Energético, the energy development account;
●	CDI: Interbank Certificate of Deposit;
●	CEA: Companhia de Eletricidade do Amapá S.A.;

●	Ceal: former name of Equatorial Energia Alagoas, a distribution company operating in the state of Alagoas;
●	CELG-D: Enel Distribuição Goiás, a former distribution subsidiary of Eletrobras;
●	CELPE: Companhia Energética de Pernambuco S.A. (CELPE);
●	Cepel: Centro de Pesquisas de Energia Elétrica, a research center of the Brazilian electric sector;
●	Cepisa: former name of Equatorial Energia Piauí, a distribution company operating in the state of Piauí;
●	Ceron: former name of Energisa Rondônia, a distribution company operating in the state of Rondônia;
●	CERR: Companhia Energética de Roraima — CERR, a generation and distribution company operating in the state of Roraima;
●	CESP: Companhia Energética de São Paulo, now Auren Energia;
●	CGT Eletrosul: Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, a subsidiary of Eletrobras, which is the resulting entity following the merger of Eletrosul into CGTEE;
●	CGTEE: Companhia de Geração Térmica de Energia Elétrica, one of our former generation subsidiaries;
●	CGU: Controladoria-Geral da União, the General Federal Inspector’s Office.
●	Chesf: Companhia Hidroelétrica do São Francisco, one of our generation and transmission subsidiaries;
●	CMN: Conselho Monetário Nacional, the highest authority responsible for Brazilian monetary and financial policy;
●	CNEN: Comissão Nacional de Energia Nuclear S.A., the Brazilian national commission for nuclear energy;
●	CNPE: Conselho Nacional de Política Energética, the National Council of Energy Policy, the advisory agency to the President of the Republic of Brazil for the formulation of policies and guidelines in the energy sector;
●	COANGRA: Comitê Estatutário de Acompanhamento do Projeto da Usina Termonuclear Angra, a statutory committee created at Eletronuclear to monitor the construction work of the Angra 3 nuclear plant;
●	Code of Ethical Conduct and Integrity: Código de Ética das Empresas Eletrobras, our Code of Ethical Conduct and Integrity published in 2022;
●	COFINS: contribuição para o financiamento da seguridade social, the contribution for the financing of social security;
●	Concessionaires or concessionaire companies: companies to which the Brazilian Government transfers rights to supply electrical energy services (generation, transmission, distribution) to a particular region in accordance with agreements entered into between the companies and the Brazilian Government pursuant to Law No. 8,987/1995 and Law No. 9,074/1995 (together, the “Concessions Laws”);
●	COVID-19: the coronavirus pandemic;
●	CPPI: Conselho do Programa de Parcerias de Investimentos, the Investment Partnerships Program Council, which is the government entity that evaluates and recommends PPI projects to the president and advises on partnerships relating to PPI projects.
●	CTEEP: Companhia de Transmissão de Energia Elétrica Paulista — CTEEP, one of our transmission affiliates;

●	CVM: Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission;
●	Distribution: the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers through a distribution system. Electricity reaches consumers such as residential consumers, small industries, commercial properties and public utilities at a voltage of 220/127 volts;
●	Distributor: an entity supplying electrical energy to a group of customers using a distribution network;
●	DoJ: the U.S. Department of Justice;
●	DOU: Diário Oficial da União, Official Diary of the Brazilian Government;
●	ECL: Estimated Credit Loss;
●	EIA: Estudo de Impacto Ambiental, Environmental Impact Study;
●	Electricity Regulatory Law: Law No. 10,848/2004 (Lei do Novo Modelo do Setor Elétrico), enacted on March 15, 2004, which regulates the operations of companies in the electricity industry;
●	Eletroacre: former name of Energisa Acre, a distribution company operating in the state of Acre;
●	Eletrobras: Centrais Elétricas Brasileiras S.A. — Eletrobras;
●	Eletrobras Privatization Law: Law No. 14,182/2021, resulting from the conversion of Provisional Measure No. 1031, of February 23, 2021;
●	Eletronorte: Centrais Elétricas do Norte do Brasil S.A., one of our generation and transmission subsidiaries;
●	Eletronuclear: Eletrobras Termonuclear S.A., one of our former generation subsidiaries and current generation affiliate as of the consummation of our Privatization;
●	Eletropar: Eletrobras Participações S.A., a holding company subsidiary created to hold equity investments (formerly, Light Participações S.A. — LightPar);
●	Eletrosul: Eletrosul Centrais Elétricas S.A., one of our former generation and transmission subsidiaries;
●	Energy charge: the variable charge for purchases or sales based on actual electricity consumed;
●	ENBPar: Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A., the new holding company directly owned by the Brazilian Government that controls Brazil’s 50% interest in Itaipu and is the controlling shareholder of Eletronuclear;
●	EPE: Empresa de Pesquisa Energética, the Brazilian Energy Research Company;
●	ERP: Enterprise Resource Planning;
●	Exchange Act: the U.S. Securities Exchange Act of 1934, as amended;
●	Final consumer (end user): a party who uses electricity for its own needs;
●	FND: Fundo National do Desestatização, the national privatization fund;
●	FOTE: Fronteira Oeste Transmissora de Energia S.A., a special purpose entity that builds, operates, and maintains the transmission and distribution of electricity;

●	Free consumers: customers that were connected to the system after July 8, 1995 and have a contracted demand above 3 MW at any voltage level; or customers that were connected to the system prior to July 8, 1995 and have a contracted demand above 3 MW at a voltage level higher than or equal to 69 kV;
●	FUNAI: Fundação Nacional do Índio, National Indian Foundation
●	Free Market: Ambiente de Contratação Livre, the Brazilian unregulated energy market;
●	Furnas: Furnas Centrais Elétricas S.A., one of our generation and transmission subsidiaries;
●	GAG Melhoria: Custo da Gestão dos Ativos de Geração, Generation Asset Management Costs;
●	Gigawatt (GW): one billion watts;
●	Gigawatt hour (GWh): one gigawatt of power supplied or demanded for one hour, or one billion watt-hours;
●	Global Offering: see “Item 4. Information on the Company—A. History and Development— Privatization;”
●	Global Offering Settlement Date: June 17, 2022, the date when the Global Offering occurred;
●	GSF: Generation Scaling Factor, which applies when there is a deficit in the hydroelectric energy generation;
●	High voltage: a class of nominal system voltages equal to or greater than 100,000 volts (100 kVs) and less than 230,000 volts (230 kVs);
●	Hydroelectric plant or hydroelectric facility or hydroelectric power unity (HPU): a generating unit that uses water power to drive the electric generator;
●	IBAMA: Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis, the Brazilian Environmental Authority;
●	IBGC: Instituto Brasileiro de Governança Corporativa, the Brazilian Institute of Corporate Governance;
●	IBGE: Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics;
●	ICMS: Imposto sobre Circulação de Mercadorias e Serviços, the State Tax on Circulation of Goods and Services;
●	IFRS: International Financial Reporting Standards as issued by the International Accounting Standards Board;
●	IGP-M: Indice Geral de Preços—Mercado, the Brazilian general market price index, similar to the retail price index;
●	IGP-DI: Indice Geral de Preços—Disponibilidade Interna, a Brazilian index that measures prices that directly affect the economic activity of the country, except exports;
●	INB: Indústrias Nucleares do Brasil S.A., Brazil Nuclear Industries, which produces uranium;
●	Installed capacity: the level of electricity which can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer;
●	Interconnected Power System: Sistema Interligado Nacional, the system or network for the transmission of energy, connected by means of one or more links (lines and/or transformers);
●	IPCA: Índice de Preços ao Consumidor Amplo, the Gross Domestic Product denominator;

●	IRPJ and CSLL: value-added taxation and corporate income taxation regimes;
●	Isolated System: generation facilities in the North of Brazil not connected to the Interconnected Power System;
●	Itaipu: Itaipu Binacional, the hydroelectric generation facility owned equally by Brazil and Paraguay;
●	Itaipu Treaty: the treaty entered into between Brazil and Paraguay;
●	Kilovolt (kV): one thousand volts;
●	Kilowatt (kW): 1,000 watts;
●	Kilowatt Hour (kWh): one kilowatt of power supplied or demanded for one hour;
●	Lava Jato Investigation: see “Item 4. Information on the Company—E. Compliance;”
●	Law of Government-Controlled Companies: Law No. 13,303/2016;
●	LI: Licença de Instalação, Installation License;
●	LGPD: General Data Protection Law or Law No. 13,709/2018;
●	LO: Licença de Operação, Operating License;
●	LP: Licença Prévia, Preliminary License;
●	MAE: mercado atacadista de energia elétrica, Interconnected Power System;
●	MESA: Furnas’s subsidiary, Madeira Energia S.A.;
●	MESA Arbitration: See “Item 8–Financial Information–Litigation–Arbitration– MESA Arbitration;”
●	Megawatt (MW): one million watts;
●	Megawatt hour (MWh): one megawatt of power supplied or demanded for one hour, or one million watt-hours;
●	Mixed capital company: pursuant to Brazilian Corporate Law, a company with public and private sector shareholders, but controlled by the public sector;
●	MME: Ministério de Minas e Energia, the Brazilian Ministry of Mines and Energy;
●	MPE: Ministério Público Estadual, the state prosecutor’s office;
●	MPF: Ministério Público Federal, the federal prosecutor’s office;
●	MRE: Mecanismo de Realocação de Energia, the Energy Reallocation Mechanism;
●	National Environmental Policy Act: Law No. 6,938/1981, as amended;
●	NBTE: Norte Brasil Transmissora de Energia S.A., a special purpose entity that operates in transmission and distribution of electricity;
●	Novonor: former Odebrecht S.A., a Brazilian conglomerate that provides engineering and infrastructure construction services;

●	Nuclep: Nuclebrás Equipamentos Pesados S.A., Brazil Heavy Equipment Industry;
●	NYSE: New York Stock Exchange;
●	OECD: the Organisation for Economic Co-operation and Development;
●	ONS: Operador Nacional do Sistema Elétrico, the national electricity system operator;
●	PAR Procel: Procel Resource Application Plans;
●	PDC: Plano de Demissão Consensual (PDC), one of our Consensual Dismissal Plans;
●	PDNG: Plano Diretor de Negócio de Gestão, the Management Business Master Plan;
●	PIEs: Independent Power Producers;
●	PLD: Preço de Liquidação das Diferenças, the settlement price of differences
●	PND: National Privatization Program;
●	PPI: Programa de Parceria de Investimentos da Presidência da República, the Investments Partnership Program of the Brazilian Government created to expand and accelerate the partnerships between the Brazilian Government and private entities;
●	Procel: Programa Nacional de Combate ao Desperdício de Energia Elétrica, the national electrical energy conservation program;
●	Proinfa: Programa de Incentivo às Fontes Alternativas de Energia Elétrica, the program for incentives to develop alternative electric energy sources;
●	Privatization: see “Item 4. Information on the Company—A. History and Development — Privatization;”
●	PWC: PricewaterhouseCoopers Independent Auditors Ltda.;
●	RAG: Receita Anual de Geração, the annual generation revenue;
●	RAP: Receita Anual Permitida, the annual permitted transmission revenues;
●	RBNI: Rede Básica Novas Instalações, the Basic Network of New Installations;
●	RBSE: Rede Básica do Sistema Existente, the Basic Network of the Existing System;
●	Regulated Market: Ambiente de Contratação Regulada, the Brazilian regulated energy market;
●	RGR Fund: Reserva Global de Reversão, a fund funded by consumers and providing compensation to all concessionaires for non-renewal or expropriation of their concessions used as a source of funds for the expansion and improvement of the electrical energy sector;
●	Rol: Receita Operacional Líquida, net operating revenue;
●	SAESA: wholly owned parent of Santo Antônio Energia S.A.;
●	SAESA Arbitration: See “Item 8–Financial Information–Litigation–Arbitration– Arbitration Relating to Santo Antônio;”

●	Securities Act: the U.S. Securities Act of 1933, as amended;
●	SELIC rate: an official overnight government rate applied to funds traded through the purchase and sale of public debt securities established by the special system for custody and settlement;
●	Small hydroelectric power plants: power plants with capacity from 1 MW to 30 MW;
●	SOE: State-owned enterprise;
●	SPEs: our special purpose entities;
●	STF: Supremo Tribunal Federal, the Brazilian Federal Supreme Court;
●	STJ: Superior Tribunal de Justiça, the Brazilian Superior Court of Justice;
●	Substation: an assemblage of equipment that switches and/or changes or regulates the voltage of electricity in a transmission and distribution system;
●	TCFD: Task Force on Climate-related Financial Disclosures;
●	TCU: Tribunal de Contas da União, the Brazilian Federal Audit Court;
●	TFSEE: Taxa de Fiscalização de Serviços de Energia Elétrica, the fee for the supervision of electricity energy services;
●	Thermoelectric plant or thermoelectric power unity (TPU): a generating unit that uses combustible fuel, such as coal, oil, diesel natural gas or another hydrocarbon as the source of energy to drive the electric generator;
●	TPR Policy: Related-Party Transactions Policy;
●	Transmission: the bulk transfer of electricity from generating facilities to the distribution system at the load center station by means of the transmission grid (in lines with a capacity between 69 kV and 525 kV);
●	TRF: Tribunal Regional Federal, the Regional Federal Courts that are the courts of appeal of Federal Courts of Brazil;
●	TSLE: Transmissora Sul Litorânea de Energia S.A., a special purpose entity that transmits and distributes electricity, as well as offers natural gas trading, power consumer management, and other related products;
●	TUSD: a tariff for the use of the distribution system;
●	TUST: is a tariff for the use of the transmission system;
●	U.S. GAAP: United States generally accepted accounting principles;
●	UBP Fund: Fundo de Uso de Bem Público, the public asset use fund;
●	UTE: Administración Nacional de Usinas y Transmisiones Elétricas, a Uruguayan state-owned company;
●	Volt (V): the basic unit of electric force analogous to water pressure in pounds per square inch; and
●	Watt: the basic unit of electrical power.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements, including statements regarding our intent, belief or current expectations or those of our officers with respect to, among other things, our financing plans, trends affecting our financial condition or results of operations and the impact of plans and strategies. These forward-looking statements are subject to risks, uncertainties and contingencies including, but not limited to, the following:

•

general economic, regulatory, political and business conditions in Brazil and abroad, including military conflict between Russia and Ukraine and its impacts on the global economy, as well as developments and the perception of risks in connection with volatility related to the transition of the Brazilian Government following the 2022 presidential elections in Brazil;

•	the impact of our continuing obligations following the consummation of our Privatization on our financial conditions;
•	any judicial, political or other challenges to our Privatization;
•	interest rate fluctuations, inflation and the value of the real in relation to the U.S. dollar;
•	changes in volumes and patterns of customer electricity usage;
•	the impact of our ongoing and future litigation, criminal investigation and administrative proceedings;
•	our ability to maintain our current market share;
•

the impact of widespread health developments, epidemics, natural disasters and other catastrophes, such as the COVID-19 outbreak, and the governmental, commercial, consumer and other responses thereto;

•	competitive conditions in Brazil’s electricity generation market and transmission market through auctions;
•	our level of debt and ability to obtain financing on favorable terms or at all;
•	the likelihood that we will receive payment in connection with account receivables;
•

the impacts of climate change, including changes in rainfall and water levels at the reservoirs used to run our hydroelectric power generation facilities, impacting our generation and transmission activities;

•	any failures in our information technology systems, information security systems, and telecommunications systems;
•	the impact of strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors;
•	our financing and capital expenditure plans;
•	our ability to serve our customers on a satisfactory basis;
•	any claims for managing certain sectoral funds and governmental programs;
•	our ability to execute our business strategy, including our growth strategy and financing and capital expenditure plans;
•	existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area, hydroelectric risk and other matters;
•	adoption of measures by the granting authorities in connection with our current and future concession agreements;
•	changes in other laws and regulations, including, among others, those affecting tax and environmental matters;

•	the potential outcome of any corruption-related ongoing investigations in Brazil and the potential initiation of new ones, including any economic, political, legal and reputational effects;
•	the imposition of administrative penalties in respect of any default under our concession agreements executed with the Brazilian Government and any non-compliance with ANEEL’s regulatory provisions;
•	our ability to complete the construction of the Angra 3 nuclear power plant;
•	the likelihood that we receive all the debt payments that Amazonas D owes to us and our subsidiary, Eletronorte;
•	the likelihood that we make payments or are required to record further provisions in respect of compulsory loans;
•	the outcome of our tax, civil and other legal proceedings, including class actions or enforcement or other proceedings brought by governmental and regulatory agencies; and
•	other risk factors as described in “Item 3.D Key Information—Risk Factors.”

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

Risks Relating to our Company

•	Following the consummation of our Privatization, we are subject to continuing obligations that expose us to certain ongoing risks.
•	Our Privatization is being challenged in court. In addition, certain politicians, including the newly elected President and his party, may formally propose to reverse the Privatization.
•	Transactions with related parties may not be properly identified and managed, which could expose us to lawsuits and affect our financial results.
•	We may not receive all the debt that Amazonas Energia owes us and our subsidiary Eletronorte.
•	We are exposed to claims for our historic management of certain sectoral funds and governmental programs.
•

Part of the success of our operations and the implementation of our strategy depends on the technical qualifications of the members of our management and certain key employees, and we cannot guarantee that we will be able to maintain them or replace them with suitable individuals.

Risks Relating to our Operations

•	Our increasing reliance on the commercialization on the Free Market exposes us to certain risks that may have an adverse effect on our revenues, results of operations and financial condition.
•	If we do not remedy the material weaknesses in our internal controls, the reliability of our financial statements may be materially affected

•	Our operational and consolidated financial results are dependent on the results of our subsidiaries, affiliates and SPEs in which we invest.
•	Failures in our information technology systems, information security systems, and telecommunications systems may adversely impact us.
•	Our business may be impacted by political events, war, terrorism, and other geopolitical uncertainties.
•	Our financial and operating performance may be adversely affected by epidemics, natural disasters, and catastrophes, such as the outbreak of COVID-19.
•

We may not be able to prevent, detect, and timely implement corrective measures in relation to unlawful conduct in our operations by our management, employees, SPEs in which we hold interests and third-party contractors.

•	Our insurance policies may be insufficient to cover potential losses.
•	We do not have alternative supply sources for the key raw materials that the thermal plants use.
•	Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our business.

Risks relating to our Financial Condition

•	We may suffer material adverse financial impacts as a result of Furnas' control of SAESA.
•	We have substantial financial liabilities and may be exposed to liquidity constraints in the near and medium term, which could make it difficult to obtain financing for our planned investments.
•	We may incur substantial financial liabilities as well as unexpected expenses until we complete the construction of the Angra 3 nuclear power plant.
•	We guarantee several projects that are structured through SPEs. Our financial condition may be adversely affected if the loans related to these projects are not repaid.
•	We are subject to certain covenants, which in case of non-compliance may allow the lenders under the relevant facilities to accelerate our obligations to them.
•	Indemnification payments for investments in concessions renewed pursuant to Law No. 12,783/2013, which were not yet amortized.
•	Every five years the assured energy of our hydroelectric plants can be adjusted, and we may incur additional costs to purchase energy to comply with existing agreements.
•	We and our subsidiaries may be required to make substantial contributions to the pension plans of our current and former employees which we sponsor.
•	We may be indirectly liable for damages related to accidents involving Eletronuclear.

Risks relating to Compliance, Legal and Regulatory Framework

•	We may incur losses and spend time and money defending pending litigation and administrative proceedings.
•	We may incur losses in legal proceedings relating to compulsory loans made in the period between 1962 and 1993.
•	We are, have been, and may again be party to U.S. proceedings relating to disclosures surrounding our compulsory loan credits and bearer bonds.

•

Under the current rules for tariff reviews for generation and transmission concessions, we might not receive full compensation for costs incurred in the operation and maintenance of these concessions and any expenses in relation to these assets.

•	We are subject to risks associated with failure to comply with the applicable data protection laws, and we may be adversely affected by the imposition of fines and other types of sanctions.
•

Our generation and transmission activities are regulated and supervised by ANEEL. Our business could be adversely affected by regulatory changes, and we may be subject to penalties, administrative intervention or loss of our concessions for public service if we provide our services in an inadequate manner or violate contractual obligations.

•

Certain of our subsidiaries adhered to installments programs for tax debts and must comply with special rules, otherwise, these installments programs may be terminated, and the benefits may be cancelled.

•

Following our Privatization, we are now subject to the Brazilian Bankruptcy Law. However, if any of our assets are deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgement.

•	Our failure to protect our intellectual property may adversely impact us.
•	If we fail to address issues related to the health and safety of our employees at work and the facilities where we conduct our activities, we may be adversely affected.

Risks Relating to Brazil

•	Brazil’s economy is vulnerable to external and internal shocks, which may have an adverse effect on Brazil’s economic growth and on the trading markets for securities.
•	Political uncertainty may lead to an economic slowdown and volatility in securities issued by Brazilian companies.
•	The volatility of the Brazilian real and of the inflation rate may impact our operations and cashflows.
•	Changes in tax or accounting laws, tax incentives, and benefits or differing interpretations of tax or accounting laws may adversely affect us.
•	Any downgrading of Brazil’s credit rating could adversely affect the price of our shares and ADS and our cost of funding.

Risks Relating to Environmental, Climate and Social Impacts

•	Construction, expansion and operation of our electricity generation and transmission facilities and equipment involve significant risks that may result in loss of revenue or increase in expenses.
•	We are exposed to risks relating to the inadequate management of socioenvironmental aspects of our enterprises and projects.
•	We are subject to impacts related to hydrological conditions that may result in lower generation of hydroelectric power and adversely affect our business.
•	Climate change can have significant impacts on our generation and transmission activities.
•	We can be held responsible for the social and environmental impacts of accidents involving the dams at our hydroelectric plants.
•	Given the nature of our generation and transmission activities, we are subject to risks related to human rights violations.

Risks Relating to our Shares and ADS

•	If you hold our preferred shares, you will have limited voting rights.

•

We are conducting studies to assess a potential migration to the Novo Mercado listing segment of B3, and such process, if carried out, would lead to the conversion of all class A and class B preferred shares into common shares, in addition to the review of corporate governance practices in compliance with the Novo Mercado rules.

•

Our by-laws include certain provisions that limit shareholders’ voting rights and that may discourage takeovers or prevent or delay the approval of certain matters, which could negatively affect the price of our shares and ADSs.

•	Exercise of voting rights with respect to common and preferred shares involves additional procedural steps.
•

The Brazilian Government has a golden share that grants it a veto power in corporate resolutions aimed at modifying our bylaws with the purpose of removing or modifying the limitation on the exercise of voting rights and entering into a shareholders’ agreement. The interests of the Brazilian Government may conflict with the interests of other holders of shares and ADSs issued by us.

•

We do not have a controlling shareholder, which may leave us susceptible to alliances between shareholders, conflicts between shareholders and other events arising from the absence of a controlling shareholder or a controlling group.

•	If we issue new shares or our shareholders sell shares in the future, the market price of your ADS may be reduced.
•

Political, economic and social events as well as the perception of risk in Brazil and in other countries, including the United States, European Union and emerging countries, may affect the market prices for securities in Brazil, including our shares.

•	Exchange controls and restrictions on remittances abroad may adversely affect holders of ADS.
•	Exchanging ADS for the underlying shares may have unfavorable consequences.
•	You may not receive dividend payments if we incur net losses, or our net income does not reach certain levels.
•	You may not be able to exercise preemptive rights with respect to the preferred or common shares.
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

•	International judgments may not be enforceable when considering our directors or officers’ status of residency.
•	Judgments of Brazilian courts with respect to our common shares may be payable only in reais.
•	Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares or ADS.

Risks Relating to our Company Following the consummation of our Privatization, we are subject to continuing obligations that expose us to certain ongoing risks.

The Eletrobras Privatization Law and related regulations included certain obligations that we and our subsidiaries must satisfy as part of our Privatization process and the related renewal of certain of our generation concessions’ contracts for a 30-year term. As of the date of this annual report, we are continuing to implement the following obligations:

•	Cepel: we must make contributions to the research center for six years from the Global Offering Date;
•	CDE Account: our subsidiaries must pay a total of R$29.8 billion over 25 years to the CDE Account, with an advance of R$5.3 billion being paid on July 15, 2022;
•

Eletronuclear Investment Agreement: we must maintain the existing guarantees provided under certain financings of Eletronuclear prior to our Privatization and raise funds and provide guarantees in proportion to our participation in the voting capital of Eletronuclear for the completion of the Angra 3 project. See “– We may incur substantial financial liabilities as well as unexpected expenses until we complete the construction of the Angra 3 nuclear power plant” and “Item 10. Additional Information – C. Material Contracts” for further details;

•	Optimum use of the plants: under the new concession contracts, our subsidiaries must carry out studies for the modernization and repowering of these plants; and
•

Regional funds: our subsidiaries Chesf, Furnas and Eletronorte must contribute R$6.9 billion over ten years for projects to revitalize certain hydrographic basins and to reduce generation costs in the Legal Amazon region.

See “Item 4. Information on the Company – A. History and Development – Privatization – Conditions for the Privatization” for further details on the current progress on the implementation of these conditions.

Regarding the studies about the optimal utilization of our plants, which must be developed within 36 months, any projects that are economically feasible must be implemented within 132 months, counting from the date of signature of the new concession contracts. If we do not comply with this, the respective concession agreement may be terminated.

In respect of the regional funds, the applicable regulation established that the concessionaires will be responsible for: (i) proposing measures; (ii) implementing the measures approved by the funds’ management committees; (iii) presenting the results of these measures; (iv) contracting an independent auditor to supervise disbursements; and (v) presenting accounting statements of the results of the measures. Our subsidiaries will be subject to inspection by the funds’ committees and, indirectly, by the TCU and the CGU. If they fail to comply with these obligations, they will be subject to sanctions by ANEEL. Pursuant to the Eletrobras Privatization Law, we are subsidiarily liable for the obligations of our concessionaires.

Our compliance with these obligations subsequent requires significant investments, which may have an adverse effect on our future cash flows. Further, certain assumptions used as part of the calculation of the added value of the new concessions may not materialize, which could negatively impact projected revenues and costs for these concessions. If we do not generate sufficient cash or our credit lines are insufficient, we may not be able to meet all these obligations, which could adversely affect our results from operations, financial condition, and the price of our shares and ADRs and result in the early termination of certain concessions.

Our Privatization is being challenged in court. In addition, certain politicians, including the newly elected President and his party, may formally propose to reverse the Privatization.

The model and other aspects of our Privatization, as well as the legislative proceeding that resulted in the enactment of Law No 14,182/2021, may be challenged by regulatory bodies, consumer groups, or others, or be suspended by Brazilian courts, which could have adverse legal and reputational effects on us. In addition, the corporate restructuring, especially the change of control of Eletronuclear, may also be challenged in court. As of the date of this annual report, there are 23 ongoing lawsuits challenging the model of our Privatization in court. It is possible that other parties may file further lawsuits challenging our Privatization. See “Item 4. Information on the Company—A. History and Development—Privatization” as well as “Item 8A. Consolidated Financial Statements and Other Information—Litigation—Legal Proceedings Relating to Our Privatization Process” for further information about legal proceedings related to our Privatization.

In addition, our Privatization may still be formally challenged by the newly elected President and his political allies who are opposed to it. President Luiz Inácio Lula da Silva has issued public statements questioning our Privatization and formally requested the AGU to conduct a study to assess the legal grounds for contesting the provisions of our bylaws limiting the exercise of shareholders’ voting rights to up to 10% of our capital stock regardless of the number of common shares held by such shareholder, which was included to ensure we are a “true corporation.” If the President is successful in contesting these provisions, the Brazilian Government may try to regain control over us, which may cause us to revert the Privatization to once again become a state-controlled company for legal purposes with the implications arising therefrom.

If our Privatization is challenged, we may struggle to raise capital and maintain our investments and current market share. In addition, such a challenge could have negative effects on our rating and the price of our shares and ADS.Transactions with related parties may not be properly identified and managed, which could expose us to lawsuits and affect our financial results.

As part of our Privatization process, we entered into transactions with related parties for which no comparable market terms were available and, therefore, we cannot assure that all the requirements of our related parties policy were met. Additionally, a number of improvements were made to our transactions with related parties' processes and we are currently developing an improvement to the SAP system. For further details see “Item 7B. Related Party Transactions.”

Transactions with related parties, when not signaled, managed, and communicated to the market, may characterize non-compliance with the requirements made by the CVM, the SEC and the stock exchanges on which our securities are listed, which may adversely affect our financial condition, resulting in regulatory sanctions and exposing us to lawsuits filed by third parties.

We may not receive all the debt that Amazonas Energia owes us and our subsidiary Eletronorte.

In April 2019, we completed the transfer of control of our former subsidiary Amazonas D. At that time, Amazonas D owed us R$3.9 billion. Additionally, as of the same date, Amazonas D also owed R$0.4 billion to Amazonas GT in respect of the purchase of energy, totaling approximately R$4.3 billion of exposure to our economic group.

Between September 2019 and June 2021, Amazonas GT and Amazonas Energia entered into four debt confirmation agreements (“CCDs”) in the total amount of R$2.3 billion to renegotiate the debts. As of December 31, 2022, Amazonas Energia’s total debt owed to Eletronorte (which incorporated Amazonas GT in July 2021) was R$2.7 billion and R$4.9 billion to us.

Throughout 2022 the risk of default by Amazonas Energia was aggravated as a result of legal issues raised by it and a deterioration in its general financial and operational condition. Despite constant interactions between us, Eletronorte and Amazonas Energia, we failed to reach a settlement. Since December 2021 we have not received the payment of the principal or the interest due under seven loan agreements entered into with Amazonas D which led to a reanalysis of our provisions for this debt and an increase in our provision to R$4.6 billion.

Since January 2022 Eletronorte has also not received the payments due by Amazonas Energia under four agreements under which their debt was renogotiated. The amount due under these agreements of R$2.0 billion was fully provisioned as of December 31, 2022. Amazonas Energia also did not pay Eletronorte part of the current energy transmission invoices between January and April 2022. As a result, Eletronorte also provisioned R$0.7 billion due to it.

As result, out of Amazonas Energia’s R$7.6 billion debt to Eletronorte and us, we have provisioned R$7.3 billion as of December 2022.

Considering Amazonas Energia’s historic and most recent default, we are exposed to a risk of Amazonas not being able to honor all its debt obligations to us under current conditions. Considering the current level of provisions, our current exposure to Amazonas Energia is R$300.0 million in respect of the existing debt and we may be further exposed in respect of future energy purchases by Amazonas Energia, which could adversely affect our financial results.

We are exposed to claims for our historic management of certain sectoral funds and governmental programs.

We managed the RGR Fund and sectoral funds such as the CDE Account and CCC Account until April 30, 2017, when the CCEE took over the management of these funds. We also manage certain government programs, including Luz para Todos, Proinfa, Procel, and Mais Luz para a Amazônia, which will have their management transferred to ENBPar until June 15, 2023 as part of our Privatization process. Once the management of these government programs is transferred to ENBPar, we will remain liable for a five-year period for any actions taken by us during our management of the programs pursuant to the statute of limitations provided for in TCU Ordinance No. 344/2022. A proceeding filed under this Ordinance may remain inactive for up to three years. Both statutes of limitation are subject to hindrance, suspension, and interruption rules.

We received capital resources associated with the contracts executed to cover the administrative costs incurred in operating the Luz para Todos and Mais Luz para a Amazônia programs. In respect of the expenses under the Procel program, we were reimbursed through the revenues obtained from this program in accordance with Law No. 13,280/2016 and its annual investment plan (PAR Procel). Regarding Proinfa, our administrative costs were covered by revenues obtained from the Proinfa account (Conta Proinfa) of which the budget is annually approved by ANEEL (Plano Annual do Proinfa – PAP), in accordance with Decree No. 5,025/2004.

If the Brazilian authorities conclude that we mismanaged the funds from these government programs, they may impose fines on us, and we may be subject to criminal and civil liability for such. For instance, in July 2019, ANEEL imposed a fine of R$51.7 million for our non-compliance with the management of the CCC Account (Proceeding No. 48500.001106/2014-20). We appealed to court to cancel this fine and as of the date of this annual report we are awaiting a final decision.

Risks Relating to Our Management

Part of the success of our operations and the implementation of our strategy depends on the technical qualifications of the members of our management and certain key employees, and we cannot guarantee that we will be able to maintain them or replace them with suitable individuals.

Part of the success of our operations and the implementation of our strategy depends on the knowledge, skills, and effort of the members of our management team and certain key employees. If key members of our management team or key employees leave our company, we may not be able to find equally qualified professionals to replace them in a timely manner. Furthermore, the SEC has instituted mandatory clawback rules in respect of publicly listed companies, such as us, that require us to adopt a clawback policy by November 28, 2023, providing for the recovery of incentive-based compensation awarded to executive officers if the company is required to prepare an accounting restatement resulting from material noncompliance with financial reporting requirements. The specific long-term impact of these policies on us is not yet clear. If these proposed new compensation rules come into force, they might make it more difficult for us to attract and retain duly qualified professionals by capping the amount of variable compensation compared to fixed pay, requiring the deferral of certain types of compensation over time, implementing “clawback” requirements, or making other changes deemed onerous by such professionals. The loss of members of our management team or certain key employees and the difficulty in hiring professionals with similar expertise and experience could have a negative effect on our results of operations, financial condition, and our reputation.

Risks Relating to our Operations

Our increasing reliance on the commercialization on the Free Market exposes us to certain risks that may have an adverse effect on our revenues, results of operations and financial condition.

We currently commercialize the energy generated at our plants on both the Regulated and Free Markets. However, pursuant to the New Concession Agreements, the commercialization of the energy generated at 17 of our hydroelectric plants on the Regulated Market are being phased out at a 20% rate per annum beginning on January 1, 2023. Consequently, within five years all the energy generated at those 17 plants will be commercialized on the Free Market. As the portion of our energy sales on the Free Market increases, our energy commercialization segment becomes gradually more significant, representing a larger portion of portion of revenues each year.

As opposed to the Regulated Market where tariffs are fixed and revenues tend to be relatively stable, the commercialization of energy on the Free Market is much more dynamic and complex and depends on our analysis of, and assumptions about, several factors, including hydrological trends, expectations about supply and demand, historical behavior of prices and market variables.

Accordingly, the gradual increase in our commercialization of energy on the Free Market exposes us to various risks such as:

•	projections of future energy price curves which do not materialize;
•

the introduction or extension of legal and fiscal incentives for the development of other energy sources (such as thermal plants powered by gas, wind or solar projects) that can displace the need for the supply of energy generated by hydroelectric plants;

•	market risks;
•	liquidity risks;
•	counterparty risks; and
•	hydrological conditions (GSF and short-term price fluctuations).

In 2022, favorable hydrological conditions and the increase in the installed capacity in Brazil reduced energy prices on the Free Market in the short and medium terms. At the time of our Privatization we expected a certain energy price for the coming years which did not materialize due to impact of the favorable hydrological conditions in 2022 on the price of energy on the Free Market.

Our commercialization planning considers the main conditions applicable to the market and our portfolio, outlining a wider commercialization strategy for our group companies, aiming, on the one hand, to mitigate market and liquidity risks through a level of controlled contracting (uncontracted energy) over the years and, on the other hand, to maximize the value of energy sales so that exposures to market risk in the periods closest to supply are residual. However, if our assumptions do not hold true or if our strategy is otherwise not successful, we may suffer a materially adverse effect on our revenues, results of operations and financial condition.

If we do not remedy the material weaknesses in our internal controls, the reliability of our financial statements may be materially affected.

During the 2022 audit certification process, we and our independent auditor conducted independent tests and identified deficiencies in our internal controls related to control environment, including financial reporting controls as stated in our annual report for the year ended December 31, 2022. See “Item 15—Controls and Procedures” for further details.

These control deficiencies, specifically the material weakness in internal controls over financial reporting, could result in misstatements of accounts and disclosures that could result in a failure to prevent or detect material misstatements in our consolidated financial statements. Accordingly, our management has determined that these control deficiencies constitute a material weakness.

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

Our operational and consolidated financial results are dependent on the results of our subsidiaries, affiliates and SPEs in which we invest.

We conduct our business mainly through our generation and transmission operating subsidiaries. In addition, we and our subsidiaries conduct some of our business through SPEs, which are created specifically to participate in public auctions for new enterprises in the generation and transmission segments. Our SPEs are typically structured in partnership with other companies to exploit new energy sources and transmission lines. As of December 31, 2022, we had an equity interest in 21 affiliates and 74 SPEs that explore generation, transmission, and distribution activities. Therefore, our revenues and ability to meet our financial obligations is related, in part, to the cash flows generated by, and earnings of, our subsidiaries and SPEs, and the distribution or other transfers of earnings to us in the form of dividends, loans or other advances and payments.

As these SPEs and affiliates are separate legal entities, any right we may have to receive assets of any SPE or affiliate or other payments upon their liquidation or reorganization will be effectively subordinated to the claims of the creditors of that SPE or affiliate (including tax authorities and trade creditors). In the event we are unable to receive such assets or other payments, our financial condition and results of operations may be materially adversely affected.

Failures in our information technology systems, information security systems, and telecommunications systems may adversely impact us.

Our operations are heavily dependent on information technology and telecommunication systems and services. We also use information technology to process financial information and results of operations for internal reporting purposes and to comply with regulatory, legal, and tax requirements. In addition, we depend on information technology for electronic communications between our facilities, personnel, customers, and suppliers. We also process personal data of our employees and customers (business-to-business).

Interruptions in these systems, caused by obsolescence, technical failures, intentional acts or discontinuity in the implementation, maintenance, and evolution of technological solutions, can disrupt or even paralyze our business and adversely affect our operations and our reputation. In addition, security failures related to sensitive information could occur due to intentional or unintentional actions, such as cyberterrorism, or internal actions, including negligence or misconduct of our employees.

Cybersecurity attacks have increased worldwide in recent years, and we cannot assure that we will be able to address future attacks successfully. Also, the remote working arrangements implemented have increased our dependence on information technology systems and infrastructure, and they may further expand our vulnerability to this risk. In the event of such actions, we, our customers, and other third parties may be exposed to potential liability, litigation, and regulatory or other government action, damage to brand and reputation and other financial loss. In addition, if we are unable to prevent security breaches, we may suffer financial and reputational damage or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, or suppliers. The cost and operational consequences of responding to cybersecurity incidents and implementing remediation measures may be significant and may not be covered by insurance.

In 2021, two new regulations related to operational technology came into force exposing us to further regulatory risks and requiring time and resources for their implementation. We may incur in penalties and financial losses if we do not adapt to and comply with such regulations or any further regulations that may come into force from time to time. For further details regarding our information security systems see “Item 4 Information on the Company—E. Compliance—Information Systems.”

Our business may be impacted by political events, war, terrorism, and other geopolitical uncertainties.

War, terrorism, and other geopolitical uncertainties have caused and could cause damage or disruption to the economy and commerce on a global or regional basis, which could have a material adverse effect on our business, our customers, and the companies with which we do business.

For instance, the global markets are currently operating in a period of economic uncertainty, and significant volatility, following Russia’s full-scale invasion of Ukraine on February 24, 2022. Although the length and impact of the ongoing military conflict are still unpredictable, the conflict in Ukraine and any other geopolitical tensions could have an adverse effect on the economy and business activity globally and lead to:

•	credit and capital market disruptions;
•	significant volatility in commodity prices;
•	increased costs of resources (such as energy, natural gas and coal) for our operations;
•	potential further appreciation of the U.S. dollar;
•	increase in interest rates and inflation; and
•	lower or negative global growth.

Although we are not currently directly affected by such conflict, it still exposes us to the macroeconomic risks set out above, which could lead to an increase in our operating costs and adversely affect our business. Additionally, Russian military actions, the resulting and potential sanctions and Russian counter measures or retaliatory actions could adversely affect the global economy and financial markets and lead to further instability and lack of liquidity in capital markets. Therefore, the current and future measures could adversely affect our business, financial condition, and results of operations.

Certain geopolitical and economic risks have increased over the past few years as a result of trade tensions between the United States and China, Brexit and other geopolitical issues. Any further escalation of tensions may lead, among others, to a further disruption in the global economy, disruption in international trade flows and increased market pricing volatility.

Our financial and operating performance may be adversely affected by epidemics, natural disasters, and catastrophes, such as the outbreak of COVID-19.

Our operations may be negatively impacted by epidemics, natural disasters, or other catastrophes such as the COVID-19 pandemic. The impact of the COVID-19 pandemic on the global economy and financial markets was significant in 2020 and 2021 and introduced new consumption habits that impacted many businesses. The COVID-19 pandemic also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads.

Our revenues from power generation are derived from sales on (i) the Regulated Market, including plants that operate under the quota regime, (ii) the Free Market, and (iii) the spot market. In case an outbreak of an epidemic (including any resurgence of COVID-19), a natural disaster or a catastrophe, we cannot guarantee that the demand for energy will remain stable or grow. In particular, there can be no assurance that the price of energy we sell in the Free Market will not decrease below the price at which we obtain energy (as a result of a decrease in demand or otherwise). In such a situation, due to epidemics, natural disasters, and catastrophes, our margins and results of operations may be adversely affected.

In the event of an epidemic, natural disasters, or other catastrophes, we cannot assure you that distribution companies will not experience an increase in consumer defaults. This would negatively impact the financial condition of the distribution companies and could lead to them defaulting on their obligations to generation companies. As a result, any of these factors could affect our revenues.

Our revenues from power transmission are derived from fixed tariffs established by ANEEL (through the RAP), which are reviewed periodically in accordance with applicable regulations. These revenues depend on the availability of our transmission assets in the Interconnected Power System and not on the flow of energy transmitted. However, as some of our planned transmission lines are still under development, we may still experience delays in their construction in the event of an epidemic, natural disasters, and other catastrophes. These events can cause us or our contractors operational delays in the delivery of equipment or other inputs purchased abroad, delays in connecting new users to the Interconnected Power System, and in maintenance on our infrastructure, resulting in missed deadlines. Also, these events may impact the construction of our generation assets, which could lead to a default by our generation plants in their obligations under their respective power purchase agreements.

We may not be able to prevent, detect, and timely implement corrective measures in relation to unlawful conduct in our operations by our management, employees, SPEs in which we hold interests and third-party contractors.

We are subject to the risk that our management, employees, contractors, the SPEs in which we hold interests or any person doing business with us may engage in fraudulent activity, corruption, or bribery, circumvent, or override our internal controls and procedures or misappropriate or manipulate our assets for their personal benefit or that of third parties. Further, such parties may, against our interests, misuse insider information or act in situations of conflicts of interests, where their personal interests conflict with our legitimate interests. This risk is heightened by the fact that we have many complex, high value contracts, as well as the geographic distribution of our operations and the wide variety of counterparties involved in our business. We cannot guarantee that all our employees and contractors will comply with our principles and rules of ethical behavior and professional conduct aimed at guiding our management, employees, and service providers. Any failure, whether actual or perceived, to abide by our ethical principles or to comply with applicable governance or regulatory obligations could harm our reputation, limit our ability to obtain financing and have a material adverse effect on our results and financial condition, if not detected in a timely manner.

For instance, in the past we conducted an independent investigation into certain allegations in connection with the Lava Jato investigation.  In connection with this, the DoJ decided not to prosecute us for any potential FCPA violations or impose any contingencies or conditions on us and in December 2018, the SEC announced it would accept our payment of a settlement of U.S.$2.5 million for inadequate internal controls, which does not represent an admission of an illegal act on our behalf.

Our insurance policies may be insufficient to cover potential losses.

Our business is generally subject to several risks, including operational accidents, cybersecurity related risks, occupational accidents, unexpected geological and hydrological conditions, environmental hazards and weather, and other natural phenomena. Additionally, we and our subsidiaries are liable to third parties for losses and damages caused by any failure to provide generation and transmission services.

Our insurance policies cover only part of the losses that we may incur. If we are unable to eventually renew our insurance policies from time to time or losses or other liabilities occur that are not covered by insurance or that exceed our insurance limits, we could be subject to significant unexpected expenses, which may adversely impact our results of operations and financial condition. Currently, the Candiota 3 plant does not have an operational risk insurance in place and, as a result, if any operational damage event occurs, the cost will not be covered by any insurance. For further information see “Item 5.C. Operating and Financial Review and Prospects—Research and Development, Patents and Licenses—Insurance.”

We do not have alternative supply sources for the key raw materials that the thermal plants use.

Our thermal plants operate on coal, natural gas, and/or oil, representing 3% of our installed capacity. In each case, we are entirely dependent on third parties, sometimes monopolies, for the provision of these raw materials. If supplies of these raw materials become unavailable or they may not be purchased on reasonable terms for any reason, such as significant increases in price due to inflation, we do not have alternative supply sources and, therefore, the ability of our thermal plants, as applicable, to generate electricity would be adversely affected, which may impact our results of operations and financial condition. As of the date of this annual report, our supply has not been affected by the current conflict between Russia and Ukraine.

Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our business.

As of the date of this annual report, all our employees are represented by labor unions as determined by law. We face strikes and work stoppages from time to time. Disagreements on issues involving our Privatization, divestments or changes in our business strategy, reductions in our personnel, could lead to further labor unrest. We cannot ensure that future strikes will not affect our operations or administrative routines.

Strikes, work stoppages, or other forms of labor unrest at our company, our subsidiaries or SPES or any of our major suppliers, contractors or their facilities could impair our ability to operate our business, complete major projects and adversely impact the results of our operations, financial condition, and ability to achieve our long-term objectives. For further information regarding strikes and work stoppages, see “Item 4. Information on the Company—B. Business Overview—Operating Process—Types of Plants—Shutdowns and strikes in the last three fiscal years.”

Risks relating to our Financial Condition

We may suffer material adverse financial impacts as a result of Furnas' control of SAESA.

In July 2022, our subsidiary Furnas increased its stake in MESA from 43.05% to 72.36% and the shareholders of MESA agreed to terminate the Shareholders' Agreement of MESA.  As a result, Furnas became the controlling shareholder of MESA and, indirectly SAESA. As a consequence, we started to consolidate the results of MESA on a line-by-line basis into our results. In March 2023, Furnas acquired a further stake of 22.9% in MESA, bringing its total stake to 95.2%. As SAESA's total debt amounted to R$20.1 billion, our consolidated debt increased by 57%.

There is also uncertainty about the recoverability of certain tax credits of SAESA related to accumulated losses. Any adverse decision about their recoverability could lead to a reversal of the credits, which could have a material impact on its results of operations. Following this consolidation, our ability to raise funds in the capital markets could also be affected, as the increase in our leverage could lead to a greater perception of risk and higher spreads.

It is possible that SAESA does not meet the profitability forecast in its business plan or that it is not able to generate positive cash flows, which could prevent it from complying with its financial obligations and have a material adverse effect on its results of operations and financial condition. This in turn could have an adverse impact on our results of operations. In addition, SAESA's existing debt is relatively expensive and includes strict covenants as certain of its prior indirect shareholders were involved in cases of fraud and corruption in the past.

SAESA is also party to several judicial and administrative proceedings, involving significant amounts, including civil, environmental, tax and public civil actions. Unfavorable decisions in these proceedings could mean that SAESA has to pay substantial amounts or have potential impacts on its operations which could also have adverse effects on our results of operations.

If any of these events materialize, our results of operations and financial conditions could be adversely affected.

We have substantial financial liabilities and may be exposed to liquidity constraints in the near and medium term, which could make it difficult to obtain financing for our planned investments.

Our main sources of funding are capital markets issuances and loans from multilaterals and commercial banks in both the local and international markets. As there may be liquidity restrictions in the local or international capital markets in the near and medium term, we may experience difficulties to finance our planned investments and to repay principal and interest under the terms of our existing credit facilities. Any difficulty in raising significant amounts of debt capital in the future may adversely affect our results of operations and our ability to fulfill our strategy and planned or future investments.

Any lowering of our credit ratings, as well as Brazil’s sovereign ratings, or adverse macroeconomic factors, such as adverse news in Brazil or globally about the financial viability of certain banks or corporations, could also have negative consequences on our ability to obtain financing in the market through debt or equity securities, or may impact our cost of financing, also making it more difficult or costly to refinance maturing obligations. The impact on our ability to obtain financing and the cost of financing may adversely affect our results of operations and financial condition.

We may incur substantial financial liabilities as well as unexpected expenses until we complete the construction of the Angra 3 nuclear power plant.

In 2009, Eletronuclear started the construction of the nuclear plant, Angra 3. The construction of the plant was suspended during 2015, as Eletronuclear faced difficulties making the capital contributions required by the financing contracts entered into with BNDES. Additionally, in 2015, several investigations commenced to assess potential illegal activities by companies that provided engineering services to Eletronuclear in relation to the Angra 3 project and the TCU determined the suspension of construction due to these allegations. The termination of the agreements and/or the suspension of payments to these engineering companies, led to civil lawsuits filed by them against Eletronuclear regarding the suspension of construction at Angra 3.

In 2020, we approved a plan to resume the construction of Angra 3, however, no assurance can be made regarding the timely completion of construction on budget. In addition, Eletronuclear is still involved in the lawsuits mentioned above.

Even though we are no longer the controlling shareholder of Eletronuclear, the Eletrobras Privatization Law provided that we must continue to guarantee all existing obligations of Eletronuclear with respect to the development of the Angra 3 nuclear plant. In addition, we entered into various agreements with ENBPar, including an investment agreement for the continued development of the Angra 3 project. Under this agreement, we committed to raise funds and grant guarantees in proportion to our participation in the voting capital of Eletronuclear, with any remaining funds and guarantees being provided by ENBPar. We cannot assure you that we will be able to obtain the funds necessary to meet our investment obligations or that ENBPar will be able to obtain all the necessary funds and guarantees, which could adversely affect the completion of the project as well as our ability to leverage and guarantee new projects.

The project also assumes a certain tariff to be charged for energy to be produced by the Angra 3 plant upon its completion. We cannot guarantee that this tariff which we expect to be approved by CNPE later this year, will achieve its purpose of guaranteeing the economic-financial balance (considering a present value of the project equal to zero), while also being considered a reasonable tariff. If the actual tariff is lower than the one required to reach break-even, the viability of the project could be severely jeopardized, which in turn could have an adverse effect on our financial condition.

As of December 31, 2022, Eletronuclear had completed approximately 66.97% of the original project. The revised budget for Angra 3 now totals R$29.3 billion. As of the date of this annual report, it is estimated that Angra 3 will commence operations in July 2028, instead of November 2026 as previously assumed. As of December 31, 2022, total impairments accumulated and recognized on our balance sheet amounted to R$4.5 billion. We continue to monitor the estimates and the associated risks in determining the recoverable value of this project and we will reflect any changes to these estimates as part of the business plan as and when they become available.

If there are further delays in the start of the commercial operation of Angra 3 or the works at the site are once again suspended, we may be required to prepay a financing granted by BNDES to Eletronuclear (under which R$3.3 billion was outstanding as of December 31, 2022) as we are the guarantor of this debt. We may also have difficulties repaying a loan granted by Caixa Econômica Federal (under which R$2.9 billion was outstanding as of December 31, 2022) which may lead us to record new provisions for impairments, in addition to other liabilities that we may have to record. The total costs of abandoning or interrupting the Angra 3 project and demobilizing the plant (to be divided between the shareholders) were estimated at R$13.6 billion as of March 2022 by Tractebel, who was hired by BNDES. The occurrence of any of these events could adversely affect our financial condition.

We guarantee several projects that are structured through SPEs. Our financial condition may be adversely affected if the loans related to these projects are not repaid.

Over the past few years, we have acted as guarantor in respect of our share in several projects conducted through SPEs in which our subsidiaries were minority shareholders to finance the construction of these projects.

As of December 31, 2022, the aggregate value of these guarantees was R$28.8 billion compared to R$29.9 billion as of December 31, 2021. Among the SPEs for which we currently provide guarantees are Norte Energia, Teles Pires, Sinop, Mata de Santa Genebra, São Manoel, and Jirau.

As a result of Furnas’ acquisition of control in MESA in July 2022, we recorded the guarantees we provide to SAESA, MESA’s wholly owned subsidiary, as part of our consolidated indebtedness and guarantees as of December 31, 2022. On March 20, 2023, Furnas entered into an agreement to acquire a further 22.9% stake in MESA which will increase our indirect stake to 95.2% and, consequently, also increasing our exposure to SAESA. For more information see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting our Financial Performance—SAESA.” If the loans related to these guarantees are not repaid, we may suffer adverse financial impacts.

Additionally, as provided for in Law No. 14,182/2021, our capitalization was conditioned upon a corporate restructuring to maintain Eletronuclear under the direct or indirect control of the Brazilian Government through the transfer of its control to ENBPar. As a result, our shareholding in Eletronuclear decreased from 99.95% to 67.95%, resulting in Eletronuclear becoming our affiliate. Law No. 14,182/2021 also provided that we remain a guarantor under any financings entered into prior to our Privatization. As a result, the guarantees we provided in respect of the Angra 1 and Angra 3 plants were reclassified in the aggregate amount of R$6.3 billion as of December 31, 2022. This results in a total amount of unconsolidated guarantees of R$28.8 billion.

If any of the SPEs or an affiliate default on their obligations, the guarantees we provided may be called upon, impacting our financial position. Even if a default occurs with only one lender, any such default may trigger cross default clauses in the financing contracts of other SPEs or affiliates, which could lead to other creditors requesting the acceleration of their loans. Any such cross acceleration would impact the enforcement of the guarantees provided by us and could adversely affect our financial condition.

We are subject to certain covenants, which in case of non-compliance may allow the lenders under the relevant facilities to accelerate our obligations to them.

We are party to several international and local financing facilities as borrower or guarantor. The bonds we issued in the international capital markets, the debentures and commercial papers issued in the local market, and our existing credit facilities require that we comply with several non-financial covenants, such as negative pledge provisions relating to the pledging of assets, the provision of financial statements by certain deadlines and the provision of an unqualified audit report, among others. These obligations also require us to obtain waivers from the applicable creditors for certain acts, such as actions that result in a change of control or the sale of relevant assets.

We, our subsidiaries and SPEs are also subject, in certain local financings, to financial covenants requiring compliance with the following indexes: (i) net debt over EBITDA, with a maximum level dependent on the contracts executed by us and each subsidiary, however generally fewer than four; and (ii) debt service coverage ratios, generally higher than 1.2. See “Item 4. Information on the Company—B. Business Overview—Lending and Financing Activities” for further information about our financing agreements.

Since September 30, 2022, the financial liabilities of SAESA were consolidated into the financial statements of Furnas, and consequently we incorporated the remaining gross debt of R$20.1 billion into our results. This consolidation had a negative effect on our net debt over EBITDA ratio. As of December 31, 2022, we were in compliance with our financial ratios, and we will continue to monitor these financial indicators which are measured annually.

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

Indemnification payments for investments in concessions renewed pursuant to Law No. 12,783/2013, which were not yet amortized.

Pursuant to Law No. 12,783/2013, by agreeing to the renewal of our generation and transmission concessions which were due to expire between 2015 and 2017, we agreed to receive certain payments as compensation for the unamortized, undepreciated portion of our assets that relate to the renewed concessions.

In respect of our generation concessions, we are no longer entitled to receive indemnification payments for these plants as we agreed to forego these payments as part of our Privatization.

Regarding our transmission concessions, we have filed claims with ANEEL for our renewed transmission concessions, the RBSE assets and the RBNI assets. The indemnification relating to the RBNI assets was paid in installments between 2013 and 2015, at a book value of approximately R$8.1 billion, as of December 31, 2012. Between 2015 and 2016, ANEEL approved the indemnity payment in respect of the RBSE’s assets at a book value of approximately R$17.6 billion, as of December 31, 2012. The RBSE amounts were included in the transmission tariff as of July 2017. This amount has been challenged in court, which has delayed the timing of payment to us. As a result, in 2017, part of the compensation was excluded by ANEEL due to judicial injunctions. However, these injunctions were subsequently revoked, and the compensation was included in the revenue of our transmission companies in 2020.

On April 22, 2021, ANEEL’s executive board approved a proposal for the re-profiling of the financial component of the RBSE. This decision caused a reduction in the payment curve of these amounts between July 2021 and June 2023, and an increase in the flow of payments after July 2023, extending these installments until July 2028. We cannot assure that any subsequent changes in the payment flow by ANEEL will not occur.

As a response to this decision, users of the transmission system submitted requests for reconsideration alleging that they identified inconsistencies in the numbers approved by ANEEL. So far, some studies have already been carried out by ANEEL’s technical teams, but no final decision was made by ANEEL’s Board of Directors. If ANEEL decides to uphold these requests, there may be negative impacts on our transmission revenues. The payment for the RBSE is also subject to analysis by the TCU in TCU proceeding No. 012.715/2017-4. As of the date of this annual report, neither the TCU nor ANEEL have issued any decisions on these matters.

As of the date of this annual report, we recorded R$61.1 billion in our financial statements to be received as RBSE and RBNI assets. However, we cannot guarantee that we will receive the full amount or that such payments will be made in a timely manner.

Every five years the assured energy of our hydroelectric plants can be adjusted, and we may incur additional costs to purchase energy to comply with existing agreements.

Decree No. 2,655/1998 provides that the assured energy of our hydroelectric plants must be reviewed every 5 years. Any potential reduction in the physical guarantee is limited to 10% of the original amount of the concession agreement. Any reduction in the assured energy during any given review may not exceed 5% compared to the prior review period.

MME Ordinance No. 178/2017 amended the amounts of the physical guarantee in force since 2018. As a result, the physical guarantees of our plants were reduced by 4% on average. This included our plants which had their concessions renewed under Law No. 12.783/2013, and some of our SPEs.

As part of our Privatization, new concessions were granted for a period of 30 years beginning on June 17, 2023, for the plants which had their concessions originally renewed under Law No. 12.783/2013, the plants Itumbiara and Sobradinho and the plants Tucuruí, Mascarenhas de Moraes and Curuá-Una. The physical guarantees of these plants were defined by Ordinances GM/MME No. 544/2021 and GM/MME No. 570/2021 and represented an average reduction of 7% in their physical guarantees.

In 2022, the MME conducted a new ordinary review of the physical guarantees to be applied from 2023. The physical guarantees of our plants (including some of our SPEs) which were reviewed were reduced on average by 4%. Given that physical guarantees are reviewed periodically, the value attributed to our plants could be further reduced in the future. The next review is programmed for 2027 and any new values determined as part of this review will become effective in 2028.

Any further reduction in the assured energy could negatively impact our revenues and lead us to incur expenses due to the need to purchase energy to comply with sale and purchase agreements already in effect.

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

As of December 31, 2022, we recorded a deficit of R$5.2 billion in our and our subsidiaries’ pension plans. In the same period, we and our subsidiaries made contributions of R$295 million to our respective pension plans. The implementation of a remediation plan may result in the payment of extraordinary contributions by us and/or our subsidiaries to restore the balance of the plan. These amounts could be subject to litigation by the participants, due to a possible disagreement regarding the amounts. Such payments could have a material adverse effect on our cash flows and financial condition.

We may be indirectly liable for damages related to accidents involving Eletronuclear.

We currently hold a 67.95% interest in Eletronuclear, which is an operator of nuclear power plants. Eletronuclear is subject to strict liability under Brazilian law for damages in the event of a nuclear accident caused by the operations of nuclear plants Angra 1 and Angra 2, pursuant to the Vienna Convention on Civil Liability for Nuclear Accidents.

The Angra 1 and Angra 2 plants operate under the supervision of the CNEN, and are subject to periodic inspections by international agencies, such as the International Atomic Energy Agency (IAEA) and the World Association of Nuclear Operators (WANO).

Since nuclear accidents are usually catastrophic, any accident could materially affect our financial condition and reputation, including result in criminal liability. If an accident occurs, we can provide no assurance regarding its impact on us, or if the insurance coverage will be sufficient to cover all associated costs. Additionally, Eletronuclear may fail to receive sufficient amounts, or any amount at all, under insurance policies it has obtained for Angra 1 an Angra 2 to pay for eventual damages.

For instance, on September 16, 2022, a non-programmed release of approximately 90 liters of water containing substances of low radioactive levels occurred at Angra 1. As the levels were well below the legal limits for the occurrence of a radioactive accident, Eletronuclear treated this event as an internal operational incident and informed the matter in the regular reports sent to the competent authorities. However, a press outlet reported this occurrence as a “radioactive accident,” which Eletronuclear disputes. Nonetheless, any events related to possible errors in the maintenance or operation of the nuclear facilities of Eletronuclear, could have negative effects on our reputation even though Eletronuclear is no longer our subsidiary.

As a result of our current stake in Eletronuclear, we may still be required to contribute amounts to cover any shortfalls in any indemnification due or may be found liable for any such shortfalls or damages arising from nuclear accidents under Brazilian law.

A recent decision from a Brazilian Court has allowed for the inclusion of shareholders as defendants without piercing the corporate veil in claims seeking compensation for environmental damages. The shareholders were included as defendants along with the company in the claims without the need for the plaintiffs to prove the lack of resources of the company. This precedent could be used against us in the event our subsidiaries or affiliates are accused of environmental damages.

Risks relating to Compliance, Legal and Regulatory Framework

We may incur losses and spend time and money defending pending litigation and administrative proceedings.

We are currently a party to, and will likely in the future become party to, numerous legal proceedings relating to civil, criminal, administrative, environmental, labor (including claims filed by outsourced workers), tax, and corporate claims filed against us. Members of our Board of Directors are also, and may become in the future, party to legal proceedings. These claims involve substantial amounts of money and other remedies, under judicial and arbitration proceedings. As of December 31, 2022, we provisioned R$33.3 billion in respect of our probable legal proceedings, of which R$586 million were related to tax claims, R$29.6 billion were related to civil claims and R$2.1 billion were related to labor claims. Our possible legal proceedings totaled R$43.6 billion, of which R$10.4 billion were related to tax claims, R$27.5 billion were related to civil claims and R$2.3 billion were related to labor claims. We do not provision for our possible and remote legal proceedings.

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

For example, we are currently party to a labor public civil action filed by the workers unions representing the employees of our former distribution subsidiaries Amazonas D, Ceron, Eletroacre, Ceal, Cepisa, and Boa Vista Energia against such companies and us seeking the annulment of our 170th extraordinary general shareholders’ meeting, which approved the privatization of our former distribution companies. Both the trial and the appellate Labor Court ruled the case in favor of the unions and annulled the 170th extraordinary general shareholders’ meeting and all the acts carried out as a result of this extraordinary general shareholders meeting, including the privatization of our former distribution subsidiaries. The appeals filed by us and our former subsidiaries against the appellate Labor Court opinion are pending judgment before the Superior Labor Court. In case the ruling in favor of the unions becomes final an unappealable, the claim may result in a material adverse effect on our financial condition. For further information, see “Item 8.A. Financial Information—Consolidated Financial Statements and Other Information—Litigation.”

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

We and our subsidiaries are also parties to administrative and judicial proceedings involving environmental matters. If any of these proceedings are decided against us or them, we may, directly or indirectly, be subject to financial penalties, as well as the suspension or revocation of the relevant environmental license or the suspension of our operations, which could materially adversely affect our operations and financial condition.

Furthermore, we and our subsidiaries can also be held criminally responsible for acts committed by previously controlled companies involving environmental matters. As a result, we can be subject to potential fines and sanctions imposed under the Environmental Crimes Law, together with reputational damage.

We may incur losses in legal proceedings relating to compulsory loans made in the period between 1962 and 1993.

In 1962, Law No. 4,156/1962 established the compulsory loan program for electricity consumption to finance the expansion of the Brazilian electricity sector. The first phase of the compulsory loan program took place from 1964 to 1976 and the second phase took place from 1977 to 1993.

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

Bearer Bonds

During the first phase, the collection of compulsory loans reached several classes of electricity consumers, and the taxpayers’ credits resulting from the collections carried out in the period from 1964 to 1976 were embodied in bearer bonds issued by us. Following an administrative decision of the CVM, among other things, we understand that the bearer bonds issued as a result of the compulsory loan program do not constitute securities, are not tradable on any stock exchange and do not have defined prices. Although we believe that most or all of these bearer bonds have already expired and their collection is no longer enforceable given the statute of limitations, in light of the bearer bond leading case – repetitive appeal Resp No. 1.050.199/RJ, we cannot guarantee that all courts will agree with our interpretation. If one or more courts depart from what we believe was decided in the bearer bond leading case – which has been consistently followed by judges and lower court precedents, then providing holders of these bearer bonds with collection rights, this could adversely affect our financial condition and results of operations. In addition, there are a small number of claims that seek to enforce certain bearer bonds that may have been filed before the applicable statute of limitations expired. As of December 31, 2022, we recorded a provision referring to claims for bearer bonds in the amount of R$45.0 million. More generally, any court decision that conflicts with our understanding of the possibility of enforcement of bearer bonds could adversely affect our financial condition and results of operations, in addition to materially affecting our loss estimates. See “Item 8—Financial Information—Litigation—Compulsory Loans—Bearer Bonds” for further information.

Book Entry Credits

In the second phase, compulsory loans were recorded as book-entry credits by us, for subsequent conversion into our preferred shares.

Over the years numerous lawsuits have been filed against us in relation to the book-entry credits of the compulsory loans. These lawsuits can be subdivided into three main categories of claims. First, there are disputes concerning the criteria and indices adopted for monetary restatement (i.e., inflation) levied on the principal amount of the compulsory loan credits, which were determined by the law that governs the compulsory loan program. Second, there are disputes regarding the appropriate period for the accrual of remunerative interest of 6% per year on the amount of monetary restatement on the loan principal. And, lastly, there are disputes concerning interest on arrears on the amount of monetary restatement on the principal amount and corresponding remunerative interest of 6% per year. Since the third quarter of 2022, we consider claims seeking the application of the remunerative interest rate of 6% on the amount of monetary restatement after the relevant shareholders’ meeting at which the book-entry credit was converted into preferred shares as presenting a remote risk of loss, due to the STJ decision in the appeal EREsp No. 790.288/PR on November 10, 2021, which reversed the unfavorable STJ’s judgement of June 2019 (“Case ROMA”).

These matters, among others, have been addressed in decisions handed down by the STJ. See “Item 8 – Financial Information—Litigation—Compulsory Loans—Book Entry Credits” for further details about the relevant case law. As of December 31, 2022, we have a provision of R$24.4 billion in light of the relevant precedents and on-going judicial decisions. However, if one or more courts decide differently from precedents that we believe to be favorable on such matters, or otherwise render unfavorable decisions against us, this could adversely affect our financial condition and results of operations.

If any of the present claims are decided against us, any further appeals by us are unsuccessful, we may have to significantly increase our provisions for such claims.

Regarding the calculation methodology, in addition to the final term of application of remunerative interest, there are still additional discussions in the legal proceedings concerning differences in the monetary restatement of the compulsory loans. For further details regarding these legal proceedings, see “Item 8—Financial Information—Litigation—Compulsory Loans—Book Entry Credits.”

These proceedings also discuss, among other issues, the incidence of monetary restatement of the principal between December 31 of the year prior to the date of the general shareholders’ meeting at which such credits were converted into preferred shares (“Conversion Meeting”) and the date of ratification of the relevant Conversion Meeting. We consider the probability of loss in these cases as remote in the estimated amount of R$16.3 billion, of which Case ROMA represents the largest amount. Accordingly, we have not recorded any provision in connection with these proceedings. As explained above, our assessment of ongoing claims and their exposure is continuous in nature and may change over time in response to new developments regarding the chance of loss, magnitude of potential loss, or both.

In general, and subject to certain exceptions, we have not recorded any provision in relation to lawsuits aimed at collecting book-entry credits of compulsory loans that are initiated by third parties. This is due to the fact that we have classified the risk of loss in these proceedings as possible.

We believe that previous judgments have ruled that branches of companies do not have the standing to enforce court orders with respect to the difference in the monetary restatement of a compulsory loan granted favorably to the parent company when such branch was not included in the initial petition. In addition, there are discussions about the applicable late interest charged at the Selic rate before the date of the relevant conversion meeting, the criteria for the application of interest and credits claimed in more than one judicial proceeding. However, we estimate that our provision could increase by approximately R$4.4 billion if all credits from branches of companies not mentioned in the initial petition brought by the parent company are considered enforceable or the further claims mentioned above are decided against us. As of the date of this annual report, however, we believe that the risk of loss in these matters is possible and, therefore, have not recorded any provision in this regard.

In addition, in accordance with the consolidated jurisprudence from the STJ and the Lower Courts we provision all amounts related to reflexive remunerative interest as long as the plaintiffs file the lawsuit to claim this interest within five years from the date of the applicable Conversion Meeting. See “Item 8–Financial Information–Litigation–Compulsory Loans–Book Entry Credits” for further information.

Nevertheless, we still pursue the upholding by the court of the understanding that the holders of book entry credits had five years after the date they received the remunerative interest rate (i.e, July of each year during the grace period), otherwise this interest would no longer be enforceable in light of the statute of limitations. At the moment, the judgment by the STJ of the Divergence Motion No. 1.251.194/PR is pending, in which we argue that the current understanding of the statute of limitations applied to reflexive remunerative interests.

We cannot ensure that we will not be required to record further provisions in respect of any of the claims mentioned above or other claims related to unconverted credits, which, as of December 31, 2022, amounted to R$467 million.

We cannot assure that new lawsuits will not be filed or that new judicial decisions (including by higher courts) on compulsory loan-related issues will not be adverse to us. The aggregate cost of unfavorable lawsuits or decisions may have a material adverse effect on our financial condition and operating results. For a detailed description of our compulsory loan related litigation, see “Item 8–Financial Information–Litigation–Compulsory Loans.”

We are, have been, and may again be party to U.S. proceedings relating to disclosures surrounding our compulsory loan credits and bearer bonds.

Our disclosures surrounding compulsory loan book-entry credits and bearer bonds have been, and in some instances remain, the subject of litigation and investigation in the United States. For example, we were subject to a collective action filed by certain funds in the United States challenging our disclosures related to compulsory loans, which was dismissed in 2021.

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

Under the current rules for tariff reviews for generation and transmission concessions, we might not receive full compensation for costs incurred in the operation and maintenance of these concessions and any expenses in relation to these assets.

In Brazil, the regulatory model for transmission companies is based on the revenue cap model. Under this model, ANEEL establishes the tariffs to be charged by the companies which must consider the reasonable costs of capital, operation, and maintenance. These tariffs are adjusted annually by inflation and may also undergo a periodic tariff review process, depending on the relevant contractual provisions. At the time of the tariff review, ANEEL sets new benchmarks for the cost of capital and for the cost of the efficient operation and maintenance of the system managed by the transmission company. In addition to defining the regulatory costs for operation and maintenance, ANEEL reviews efficiency gains (the so-called X Factor) which could result in a decrease in revenues from transmission services. In respect of the compensation capital costs, most of the investments in the transmission sector are assessed by benchmarking them to pre-determined regulatory prices for equipment and services. Transmission services provided under contracts that are awarded at auctions currently do not have a remuneration forecast for investments in small improvements, which are investments in the upgrade of small equipment to maintain the provision of adequate services.

ANEEL is also responsible for determining the tariffs to be charged by generation companies with concession agreements renewed pursuant to Law No. 12,783/2013. The RAG is the amount that generation companies are entitled to receive as consideration for supplying energy produced at hydroelectric plants. As part of our Privatization, a transitional rule applies for the discounting of legacy contracts, pursuant to CNPE Resolution No. 15/2021, amended by CNPE Resolution No. 30/2021 (20% per year during the next five years).

A monetary readjustment is applied to the RAG annually and is subject to review every five years. A change in the calculation methodology could reduce the amount of the RAG, including the GAG Melhoria. Among the benchmarking parameters, ANEEL establishes the WACC to be applied to the investment in our transmission assets and hydroelectric plants subject to the physical guarantee and quota regime (Law No. 12,783/2013). This parameter is established in accordance with Resolution No. 874/2020.

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

We cannot assure you that our operations will be compliant with data protection laws (including the LGPD in Brazil) and that our personal data processing activities will be secure, and consequently that we will not be subject to fines and other types of sanctions.

The LGPD came into effect in September 2020, changing the way the protection of personal data is regulated in Brazil. It establishes a new legal framework to be observed in personal data processing operations and provides, among other things, for the rights of the owners of personal data, the legal bases applicable to the protection of personal data, the requirements for obtaining consent, obligations, requirements regarding security incidents, leaks, and data transfers, as well as the creation of the Brazilian National Data Protection Authority - ANPD.

If we do not comply with the LGPD or any other data protection laws to which we are subject, both we and our subsidiaries may be subject to sanctions, either individually or collectively, including warnings, obligations to disclose incidents, temporary blocking or deletion of personal data, and penalties of up to 2% of our revenue or the revenue of our group. In addition, we may be held liable for material, moral, individual, or collective damages caused by us, and may be held jointly and severally liable for material, moral, individual, or collective damages caused by our subsidiaries.

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

Our generation and transmission activities are regulated and supervised by ANEEL. Our business could be adversely affected by regulatory changes, and we may be subject to penalties, administrative intervention or loss of our concessions for public service if we provide our services in an inadequate manner or violate contractual obligations.

Pursuant to Brazilian law, ANEEL has the authority to regulate and supervise the generation and transmission activities of energy concessionaries, including investments, additional expenses, tariffs, and the passing of costs to customers, among other matters. Regulatory changes in the energy sector are hard to predict and may have an adverse impact on our business. The applicable legislation authorizes ANEEL to intervene in electric power concessions and to penalize concessionaires that do not provide adequate levels of service as well as fail to comply with the terms and conditions under the concession contract, regulations, and other relevant legal obligations.

If ANEEL were to intervene in concessions as part of an administrative procedure, we would have to present a recovery plan to correct any violations and failures that gave rise to the intervention. If the recovery plan is dismissed or not presented within the regulated timelines, ANEEL may, among other things, recommend to the MME the expropriation and the concession loss, reallocate our assets or adopt measures which may alter our shareholding structure, including possible changes in the shareholding control of the companies involved.

In case of an administrative intervention, we and our subsidiaries may be subject to an internal reorganization in accordance with the recovery plan, which may adversely affect us. Also, our request for new licenses and our participation in public biddings may be subject to more stringent scrutiny by ANEEL.

Similarly, concessions may be terminated early through expropriation, forfeiture, or mandatory transfer of control by the concessionaire. Granting authorities may expropriate concessions in the interest of the public as expressly provided for by law, in which case they carry out the service during the concession period. Law No. 13,360/2016 sets forth that the concessionaire can submit a change of control plan as an alternative to the termination of the concession.

We cannot assure that we will not be penalized by ANEEL for a future violation of our concession agreements or that our concession agreements will not be terminated in the future, which could have an adverse impact on our financial condition and the results of our operations. Also, ANEEL may introduce regulatory changes that may be applicable to our transmission and generation assets. Our business could be adversely affected by such regulatory changes.

Certain of our subsidiaries adhered to installments programs for tax debts and must comply with special rules, otherwise, these installments programs may be terminated, and the benefits may be cancelled.

Our subsidiaries Furnas and Eletronorte and our indirect subsidiary, SAESA, are subject to installments programs promoted by tax authorities in respect of certain debts. If they or any of our subsidiaries that may adhere to similar programs from time to time, do not comply with these programs, the installments programs may be terminated and, therefore, the benefits may be cancelled. Some installments programs have specific conditions and requirements, including the regularity of payments regarding the installments. If any of these companies do not comply with the rules, the installments programs may be terminated. In this situation, the tax debts could be charged by the tax authorities, with legal increases pursuant to the legislation applicable at the time of the triggering events. This could have an adverse impact on our results and financial condition.

Following our Privatization, we are now subject to the Brazilian Bankruptcy Law. However, if any of our assets are deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgement.

As a private company, we are now subject to the Brazilian Bankruptcy Law.

However, we understand that a substantial portion of our assets, including our generation assets and our transmission network, would be deemed by Brazilian courts to be related to providing an essential public service. Accordingly, even if unrelated to concession agreements, these assets would not be available for liquidation or attachment to secure a judgment.

The Brazilian Bankruptcy Law would also not apply to our subsidiaries conducting their business activities under concession agreements as Law No. 12,767/2012 provides that judicial and extrajudicial recovery do not apply to electric power concessionaires until the termination of their concessions. Accordingly, these assets would not be available for liquidation or attachment to secure a judgment involving us or our subsidiaries.

In either case, these assets would revert to the Brazilian Government pursuant to Brazilian law and our concession agreements would terminate. We cannot assure that any compensation we receive for such assets would be equal to the market value of the assets and, accordingly, our financial condition may be affected.

Our failure to protect our intellectual property may adversely impact us.

We rely on a combination of trademark, patent, copyright, software, and trade secret laws in Brazil, as well as license agreements, to protect our intellectual property assets. We also rely on several registered and unregistered trademarks to protect our brands. On the date of this annual report, we held several registered trademarks and trademark applications in Brazil. See “Item 5C. Research and Development, Patents and Licenses -Trademarks, Patents and Licenses” for further information about our intellectual property.

Unauthorized parties may copy or otherwise obtain and use our assets. In addition, if we intend to maintain international operations, copyright, trademark, software, patent, and trade secret protection may not be available or may be limited in foreign countries. Any significant impairment of our intellectual property rights could adversely affect our business or our ability to compete. Furthermore, competitor companies may own large numbers of patents, software, copyrights, and trademarks and may frequently threaten our rights, which could require us to expend substantial amounts in legal costs to protect our intellectual property rights.

If we fail to address issues related to the health and safety of our employees at work and the facilities where we conduct our activities, we may be adversely affected.

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

Considering the risks inherent in power generation and transmission in a system that uses high voltage lines and equipment, which makes any accident by direct contact or proximity to energized systems possibly fatal or capable of serious injury, there is a real possibility of accidents if the technical and legal recommendations are not properly adopted by us, our employees and outsourced service providers.

Specifically, we are also required to meet a quota for people with disabilities, which ranges from 2% to 5% depending on the total number of employees, as well as to adapt our facilities to offer accessibility and reasonable accommodations for these employees. If we fail to fulfill the quota, fines may be applied by the competent authority, as per the Brazilian Law on the Inclusion of Persons with Disabilities (Law No. 13,146/2015).

Following the COVID-19 pandemic we reinforced the monitoring of our employees’ health and implemented Occupational Health and Safety protocols. Nevertheless, there is a risk that several employees in the same operating unit may be simultaneously contaminated, which could have a negative effect on our operations.

Risks Relating to Brazil

Brazil’s economy is vulnerable to external and internal shocks, which may have an adverse effect on Brazil’s economic growth and on the trading markets for securities.

Brazil’s economy is vulnerable to external shocks, including adverse economic and financial developments in other countries. For example, an increase in interest rates in the international financial markets may adversely affect the trading markets for securities of Brazilian issuers. In addition, a drop in the price of commodities produced in Brazil or a decline in the demand for exports of any of Brazil’s major trading partners could also have a negative impact on Brazil’s exports and adversely affect Brazil’s economic growth.

In addition, because investors’ reactions to the events occurring in one emerging country may produce a “contagion” effect, Brazil could be adversely affected by negative economic or financial developments in other countries. Brazil has been affected by such effects on several occasions, including the debt crises in emerging countries during the 1990s and the 2008 global economic crisis. We cannot assure you that any situations like those described above will not negatively affect investors’ confidence in emerging markets, including Brazil.

Further, the military action by Russian forces in Ukraine has escalated tensions between Russia and the United States, the North Atlantic Treaty Organization, the European Union, and the UK. The United States and other countries have imposed, and are likely to impose, financial and economic sanctions and export controls against certain Russian organizations and/or individuals, with similar actions either implemented or planned to be administered by the EU, the UK, and other jurisdictions. See “—Our business may be impacted by political events, war, terrorism and other geopolitical uncertainties, such as the ongoing military conflict between Russia and Ukraine” for further details about the impacts of the military conflict between Russia and Ukraine.

The Brazilian Government frequently intervenes in the country’s economy and occasionally makes significant changes to monetary, credit, fiscal, regulatory, and other policies to influence the country’s economy, which could adversely impact our business and financial condition. Brazil’s economy is also subject to risks arising from several domestic macroeconomic factors. These include general economic and business conditions of the country, consumer demand, exchange rates, the level of domestic debt, inflation, interest rates, and the level of foreign direct and portfolio investments.

Our operating conditions have been, and will continue to be, affected by the growth rate of GDP in Brazil, because of the correlation between GDP growth and energy demand. Therefore, any change in the level of economic activity may adversely impact our operations. This could also affect the liquidity of, and the market for, our securities and consequently impact our financial condition.

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

Brazil’s presidential elections occurred in October 2022, with Luiz Inácio Lula da Silva defeating Jair Messias Bolsonaro, in one of the closest presidential races in history. In the aftermath of the 2022 election results, there were mass protests and demonstrations throughout Brazil by supporters of former president Jair Bolsonaro disputing the election results. On January 8, 2023, protesters stormed government buildings in Brasilia, the country’s capital, including the Congress, the Supreme Court, and the Presidential Palace, which prompted the Supreme Court to order participants and certain politicians to be imprisoned and resulted in new investigations. It is unclear whether this heightened state of political and social tension will dissipate or intensify in coming months as the country awaits definition regarding the political and economic agenda of the new administration, which could contribute to increased macroeconomic and political instability.

In addition, there are uncertainties regarding the new government’s ability to implement changes related to monetary, fiscal, and social security policies, especially given that the federal legislative branch is controlled by opposition parties, as well as the post-election political atmosphere, with significant protests and strikes, may contribute to economic instability. These uncertainties and any new measures that the new government may implement may increase the volatility of the Brazilian securities market.

The President has the power to impose policies and issue governmental acts regarding the Brazilian economy that may affect our operations and financial performance. We cannot predict what policies the new President elect will impose, much less whether such new policies or changes in current policies will have an adverse effect on our business or the Brazilian economy.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, results of operations and financial condition and the trading price of our common shares and ADSs.

The volatility of the Brazilian real and of the inflation rate may impact our operations and cashflows.

In past years, the Brazilian real has been very volatile compared to other major currencies. While the real depreciated at a 6.5% rate in 2021, during 2022 the real appreciated by 6.5%, ending the year at an exchange rate of R$5.2177 per U.S.$1.00. There is no guarantee that the real will not fluctuate in relation to the U.S. dollar in the future. The U.S. dollar/real exchange rate has experienced further appreciation in 2023, through the date of the annual report.

A depreciation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets and reduce the U.S. dollar value of our results of operations. We and certain of our suppliers contract services from foreign suppliers, and thus changes in the value of the U.S. dollar compared to other currencies may affect the cost of these services. Restrictive macroeconomic policies could also harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. This may harm us by curtailing access to foreign financial markets and prompting further government intervention.

The uncertainty of the factors that impact the exchange rate makes it difficult to predict its future movements. In addition, the Brazilian Government may change its foreign currency policy. Any governmental interference, or the implementation of exchange control mechanisms or remittance of debt, could influence the exchange rate and the investments in the country. The different exchange rate scenarios may have adverse effects on us as they may affect (i) any of our indebtedness denominated in U.S. dollars; (ii) our credit with ENBPar denominated in U.S. dollars; (iii) the development of the Angra 3 nuclear plant, whose equipment is largely acquired abroad and was purchased under contracts denominated in Euros; and (iv) certain sales of energy by Eletronorte which are tagged to dollar-denominated commodities.

As of December 31, 2022, 12.8% of our total consolidated financing, loans, and debentures of R$59.1 billion was denominated in foreign currencies and our total consolidated indebtedness denominated in foreign currencies was R$7.5 billion. Comparatively, as of December 31, 2021, 18.9% of our total consolidated financing, loans, and debentures of R$44.0 billion was denominated in foreign currencies and our total consolidated indebtedness denominated in foreign currencies was R$8.3 billion.

In Brazil and globally, inflation rates have increased in the past years largely as a result of the COVID 19 pandemic and the Russia/Ukraine conflict. Brazil’s annual rates of inflation, measured in accordance with the variation of the IPCA index, were 5.79% in 2022, 10.06% in 2021, and 4.52% in 2020. The Brazilian Government has been raising the basic SELIC interest rate to elevated levels, and public speculation about possible future government actions is having significant negative effects on the Brazilian economy. If Brazil experiences substantial inflation in the future and the Brazilian Government adopts inflation control policies like those adopted in the past, our costs may increase faster than our revenues, our operating and net margins may decrease and, if investor confidence lags, the price of our shares may fall.

Changes in tax or accounting laws, tax incentives, and benefits or differing interpretations of tax or accounting laws may adversely affect us.

Brazilian tax authorities have frequently implemented changes to tax regimes that may affect us and ultimately the demand of our customers for the products we sell. There can be no assurance that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes that apply to us and our operations. If we lose our existing tax incentives, due to our noncompliance with current obligations and future requirements or if the current tax programs and agreements from which we benefit are modified, suspended, cancelled, or not renewed, we could be materially and adversely affected and there can be no assurance that the tax benefits we receive will not be judicially challenged as unconstitutional. If we are unable to renew our tax benefits, those benefits may be modified, limited, suspended, or revoked, which may adversely affect us.

The Brazilian tax system is complex and can be affected by legal changes or tax laws interpretation by tax authorities. There are two different bills under consideration by the Brazilian Congress seeking to implement tax reforms, including proposals to modify the consumption taxation system in its entirety: the proposed Law No. 3,887/2020 and the proposed Law No. 2,337/2021. Any such changes could have adverse effects on our results and operations, as well as on the taxation of the dividends distributed from our Brazilian subsidiaries. Tax reforms or any change in the laws and regulations that affect our taxes or tax incentives may directly or indirectly adversely affect our business and results of operations.

Furthermore, we may be subject to investigations by tax authorities at the federal, state, and municipal levels. As a result of such investigations, our tax positions may be challenged. We cannot guarantee that the provisions for such proceedings will be correct, that no additional tax exposure will be identified, and that we will not be required to constitute additional tax reserves for any tax exposure. Any increases in the amount of taxation as a result of challenges to our tax positions may adversely affect us. Any judicial and administrative proceedings related to tax matters before the courts, including CARF and state and municipal administrative courts, may also adversely affect us.

Any downgrading of Brazil’s credit rating could adversely affect the price of our shares and ADS and our cost of funding.

Credit ratings affect investor perception of risk and, as a result, the trading value of securities and yields required on future issuances in the capital markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the prospect of changes in any of these factors. In 2015 Brazil lost its investment grade rating by the three main rating agencies, which adversely affected the trading prices of debt and equity securities issued by Brazilian issuers. As of the date of this annual report, Brazil’s sovereign rating was BB-/B (having been revised as stable in June 2022), Ba2 (stable) and BB- (negative) by Standard & Poor’s, Moody’s and Fitch, respectively. Additionally, now that we are no longer owned by the Brazilian government, we may be rated below the sovereign rating.

Political instability, along with a further economic slowdown, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, negatively affect the ratings of Brazilian companies, such as us. This may increase our future cost of issuances in the capital markets and adversely affect the price of our shares and ADS.

Risks Relating to Environmental, Climate and Social Impacts

Construction, expansion and operation of our electricity generation and transmission facilities and equipment involve significant risks that may result in loss of revenue or increase in expenses.

The construction, expansion, and operation of facilities for the generation and transmission of electricity are exposed to many unmanageable risks, including:

•	difficulty in obtaining appropriate government permits and approvals;
•	regulatory changes that may hinder the connection of generation projects to the national grid and/or alter the tariffs for the use of transmission and distribution systems;
•	difficulty in obtaining the necessary licenses may cause a direct impact in revenues;
•	problems with the supply of equipment and/or materials leading to delays in operations;
•	work stoppages;
•	interruptions due to weather and hydrological conditions;
•	unpredictable engineering and environmental problems, as well as hidden flaws and defects in the construction of a project;
•	construction delays, or unanticipated cost overruns;
•	unavailability of adequate funding;
•	fire, climatic factors, vandalism, sabotage, terrorism or extreme socio-environmental tensions in our plants or transmission lines that lead to the interruption in the supply of energy; and
•	closures or temporary stoppages of our facilities due to the control of epidemics or pandemics or any other health emergency or public calamity.

For example, in January 2023 amid a wave of protests and acts of vandalism against power facilities across the country, some incidents involved our facilities (transmission towers were tumbled). At that time there was no interruption to services to consumers and the towers were quickly rebuilt, however, we cannot assure the same will happen if there are future attacks.

However, if we suffer any of these unforeseen risks, we may not be able to implement construction works in a timely manner and at planned cost, as well as generate and transmit electricity in amounts consistent with our projections. In addition, we may be subject to fines or other regulatory penalties, which could have a material adverse effect on our financial condition and results of operations.

We are exposed to risks relating to the inadequate management of socioenvironmental aspects of our enterprises and projects.

Our activities expose us to substantial environmental risks, especially during the construction of our generation plants and transmission lines. As a result, the management of socioenvironmental aspects is crucial to our business.

The first socioenvironmental aspect of our business is related to the collection of precise data for any studies in respect of the development of new projects. Information about the location of a new project, including its surroundings and the environmental and social conditions is essential to determine the costs of such a project. Any errors or imprecision in this data may lead to substantial errors in the design of the project and its operational and financial aspects. It may also lead to licenses not being granted, potential revenues not being realized and costs being incurred in the review of the studies on which the project was based.

A second socioenvironmental aspect that may also adversely impact our operations relates to the correct identification of, and compliance with, the environmental requirements for the establishment and operation of a project. If we or our suppliers are not sufficiently familiar with the necessary requirements to obtain and renew environmental licenses, authorizations and permits and the conditions of those licenses in the pre-operational, operational and demobilization stages of a project, we may incur additional costs due to delays in the issuance or renewal of licenses and authorizations, potentially resulting in us being notified and charged with environmental crimes by the applicable environmental authorities.

In the event of failure to obtain or maintain the applicable environmental licenses or to comply with the conditions of the respective licenses, we may be subject to administrative and criminal sanctions, including fines from R$500 to R$10 million regardless of the occurrence of any damage since environmental licensing of potentially polluting activities and uses of natural resources is mandatory. In addition to fines, we may also be required to pay for any damage caused to the environment and may be subject to other criminal and administrative penalties, such as suspension of activities, deactivation and demolition, among others. Further, the lack of environmental license and/or the failure to fulfill its conditions may also represent a breach of certain covenants provided for in financing agreement, which may cause the suspension of financing resources or the acceleration of the financing agreements, which may materially affect us.

Another relevant aspect is the environmental management of our operational processes, which if not managed properly may cause substantial socioenvironmental impacts. Failures in environmental management may occur because of a lack of and/or incompleteness in our control systems and operational processes, and the insufficiency of human and financial resources necessary to satisfy the legal and operational requirements imposed on our activities. These failures may cause environmental impacts such as the inadequate treatment of residues and the consequent soil and water contamination of areas surrounding the relevant project, loss of local biodiversity, increase in toxic gases emissions, costs resulting from the need to implement corrective and compensatory measures, as well as adverse impacts on our reputation.

An example of this are the incidents at Pedra plant in respect of our subsidiary Chesf and the Capitólio plant in respect of our subsidiary Furnas plants. Due to heavy rains, Chesf had to activate the reservoir operation procedure at the Pedra plant in agreement with ONS and ANA. This resulted in flooding at the cities of Jequié and Ipiaú, which led to a Public Civil Claim being filed by State of Bahia Attorney General’s Office demanding the introduction of safety, contingency and recovery plans for the affected areas and the provision of emergency aid as well as the creation of a fund of no less than R$100 million in order to compensate the damages caused. The Capitólio plant incident occurred due to a lack of maintenance at the Piumhi river reflux channel which led to a flooding at the city of Capitólio on January 9, 2022, this led to the imposition of a R$289 million fine by State of Minas Gerais Environmental Secretary. We contested both fines imposed and await a decision. We may also be subject to further legal action in respect of these two incidents.

Also any such non-compliance with environmental laws and regulations and/or failures in the use of materials and disposal of solid waste, contamination, our usage of water resources, possible impacts caused on protected areas, the suppression of vegetation without previous authorization, the breach of any requirement set forth in environmental licenses, may lead us to significant penalties, such as, the shutdown of a plant and its consequent unavailability to the system, payment of fines, and to reputational damage and civil, administrative, and, in certain cases, criminal liability.

Furthermore, we may also be subject to material reputational risks related to the manner in which we address traditional communities’ rights and resettlements. Generally, these matters are addressed through mitigation and compensation measures as part of the environmental licensing process. However, since several of our projects predate the environmental licensing legislation, there are some ongoing discussions as to the need for additional measures. In addition, the sufficiency of certain mitigation and compensation measures as part of the environmental licensing proceedings are also under discussion, as well as the sufficiency of the Free, Prior and Informed Consent (“FPIC”) of the traditional communities. The process of FPIC, although enshrined in the Brazilian Constitution, is yet to be thoroughly regulated in Brazilian legislation, thus posing procedural uncertainty, potential risks and controversies to recent and future projects that were or are supposed to undertake FPIC with indigenous and traditional communities (i.e., when those stakeholders are estimated to be impacted). Non-compliance with any of the rules that regulate those issues may result in financial and operational losses.

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

Further, the occurrence of environmental damage or failure to comply with environmental legislation or regulatory requirements may also result in breaches of certain covenants in our financing agreements, which may cause the suspension of financing resources or the acceleration of any financing agreements that required compliance with these environmental rules, which may materially adversely affect us.

We are subject to impacts related to hydrological conditions that may result in lower generation of hydroelectric power and adversely affect our business.

The main source of electric power generation in Brazil is hydroelectric plants, which are a renewable resource and avoid substantial expenditures on fuel needed for thermal generation plants. However, as hydroelectric plants depend on the flow of water, we are subject to substantial seasonal variations in monthly and annual flows, which depend fundamentally on the volume of rainfall during the rainy season. In 2021 and prior years, especially in 2014/2015, adverse hydrological conditions caused several droughts and water scarcity across several Brazilian states, negatively affecting the operations of our hydroelectric plants. The operation of the Brazilian electricity system is coordinated by the ONS, whose primary function is to achieve optimal operation of the resources available, minimizing operational cost, and the risks of shortage of electricity. However, these mechanisms are not able to absorb all the adverse consequences of a prolonged hydrological shortage, which means we are exposed to hydrological risks. When the total energy generated by the entire hydroelectric system is below the aggregate supply (assured energy) of all the hydroelectric plants, the MRE is triggered and a GSF is applied to all the plants in the system. In this event, energy companies must liquidate the negative balance of their contractual positions in the spot market at the current PLD at the CCEE. The PLD is considered a short-term market price, which can be highly volatile, varying mainly depending on changes in hydrological conditions and on the levels of reservoirs of the hydroelectric plants of the Interconnected Power System.

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

For the instalments contracted on the Regulated Market, the renegotiation of the hydrological risk was permitted to be passed through to consumers in exchange for the payment of a risk premium by generation companies who adhered to the renegotiations. For the Free Market, there is the possibility of renegotiation in consideration for contracting a hedge. Our subsidiaries have adhered to the renegotiation of hydrological risk on the Regulated Market, except for Chesf due to certain characteristics of its Sobradinho plant. We opted not to renegotiate the risk on the Free Market.

In respect of the plants that had their concessions renewed under Law No. 12,783/2013, the hydrologic risks are assumed by the distribution companies and passed on to the consumers. As part of our Privatization, new concessions were granted for these plants for a period of 30 years as of 2023, while the electricity contracted under Law No. 12,783/2013 will be phased out at a 20% rate per annum, beginning on January 1, 2023. The hydrologic risks related to the phased out portion will be assumed by us.

However, if we are not able to adequately manage this risk, our results from operations and financial conditions may be adversely affected.

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

The main risks to our business with respect to climate change relate to the changes in rainfall, which may affect the water flow. These changes may adversely affect our costs and results of operations, including by raising the price of electricity as a result of long periods of drought. We may fail to effectively implement programs or have proper environmental, or sustainability certifications related to reducing our exposure to climate change, which may adversely affect our business and results of operations in the future. In addition, we may be required to spend significant amounts to comply with these regulations. Further, we do not have insurance coverage for some of these risks related to certain weather conditions or manmade or natural disasters.

If we fail to adapt or experience delays in adapting to this new global scenario, our operations and financial results may be adversely affected.

We can be held responsible for the social and environmental impacts of accidents involving the dams at our hydroelectric plants.

Our generation plants have large structures such as dams and floodgates that are used for water storage and reservoir level control. Such structures contain complex engineering works that must comply with several technical and safety standards. Specific laws and regulations provide safety guidelines for these structures, such as Law No. 12,334/2010, which established the National Dams Safety Policy (Política Nacional de Segurança de Barragens), and ANEEL Resolution No. 696/2015, which establishes the methodology for risk classification of the dams, the safety standards, and annual inspections of dams. Ordinance No. 696/2015 is under review and a new Ordinance is expected to come into force in the first half of 2023.

In addition, Law No. 12,334/2010 was updated by Law No. 14,066/2020, which, among other things, increased obligations related to dam security, including provisions for new financial obligations.

Any accident with respect to our subsidiaries’ dams or related structures could lead to consequences for the surrounding environment, including the population living near or around dams. Any accident could materially affect our results of operations, as well as our financial condition and reputation. It could also lead to the acceleration of financings to which we are a party as borrower or guarantor. Furthermore, a court could find a parent entity, such as us, liable for environmental damages without needing to demonstrate a lack of resources at the subsidiary level, which could also materially affect our results of operations and financial condition.

Given the nature of our generation and transmission activities, we are subject to risks related to human rights violations.

In performing our core activities, whether in the construction or operational phase, as well as in our administrative activities and partnerships with suppliers and other agents, we may be directly or indirectly connected to human rights violations due to factors such as: (i) logistical challenges involved in the monitoring and conduct of due diligence of our wide range of suppliers and partners; (ii) direct and indirect operations taking place in areas of political instability, socioeconomic vulnerability and lack of robust public policies for social security and human rights protections; (iii) projects (such as large hydroelectric dams) that may involve the delicate process of relocating local and indigenous communities; (iv) interactions with vulnerable groups around our operations; and (v) corporate demographic profile and organizational culture that do not emphasize diversity and equality.

Moreover, our projects may directly and indirectly impact local and indigenous communities, such as, for example, through housing displacement. They may also affect the economic outputs of the local and indigenous communities, lead to the loss of cultural identity or increase demand for government services. For further details see “Item 8–Financial Information–Litigation–Environmental Proceedings.”

Our exposure to this risk is evidenced by human rights-related issues frequently raised by our stakeholders, the media and market research analysts, such as Sustainalytics and MSCI, which we strive to properly address in our actions and reports.

We may not be able to avoid certain financial and reputational impacts derived from indirect human rights violations. Acts or perceived violations of human rights could materially negatively impact our results of operations and financial condition.

Risks Relating to our Shares and ADS

If you hold our preferred shares, you will have limited voting rights.

In accordance with the Brazilian Corporate Law and our bylaws, holders of the preferred shares, and, by extension, holders of the ADS representing them, are not entitled to vote at our shareholders’ meetings, except in very limited circumstances. This means, among other things, that a preferred shareholder is not entitled to vote on corporate transactions, including mergers or consolidations with other companies, and systems of the CVM. Although, our bylaws restrict shareholders on voting individually or in concert on more than 10% of their shares, if the majority of holders of common shares are aligned on certain points, it is possible that they can approve certain corporate measures at our shareholders meetings without the approval of holders of our preferred shares. The approval of such measures may hinder corporate measures that are of importance to holders of our preferred shares and therefore materially adversely affect the trading price of such shares. Accordingly, an investment in our preferred shares is not suitable for you if voting rights are an important consideration in your investment decision.

We are conducting studies to assess a potential migration to the Novo Mercado listing segment of B3, and such process, if carried out, would lead to the conversion of all class A and class B preferred shares into common shares, in addition to the review of corporate governance practices in compliance with the Novo Mercado rules.

To be listed on the “Novo Mercado” listing segment of B3, we can only have outstanding common shares. If we migrate to this listing segment, we would be required to convert all our outstanding class A and class B preferred shares into common shares and the then former holders of class A and class B preferred shares would lose their priority rights in the distribution of dividends and the payment of advances on capital.

The conversion of class A and class B preferred shares into common shares requires the approval of at least 50% of the votes attributed to our shares with voting rights and more than 50% of the holders of each of our preferred shares being affected by such conversion in a special shareholders’ meeting. Such approval would also need to cover the migration to the Novo Mercado listing segment of the B3, as well as the relevant amendments to our bylaws to comply with the Novo Mercado listing rules.

This would entail significant changes to our corporate governance structure, which could potentially impact our ability to execute our business plan and strategy. The required changes to our corporate governance structure (including amendments to our bylaws) related to a possible migration to the “Novo Mercado” listing segment, as well as the terms and timing of this migration, including the conversion ratio of class A preferred shares and class B common shares, continue still subject to studies, discussions and approvals by us and our shareholders, and we cannot predict or assure how this process will unfold or what the final result will be.

However, due to the greater rigor and number of corporate governance practices imposed by the listing rules of the “Novo Mercado,” if we migrate to the “Novo Mercado” listing segment we may increase our compliance costs arising therefrom, including, among other mandatory practices, with the creation and implementation of new policies or the amendment of the current ones and the creation of new advisory committees or changes thereto.

Our by-laws include certain provisions that limit shareholders’ voting rights and that may discourage takeovers or prevent or delay the approval of certain matters, which could negatively affect the price of our shares and ADSs.

Our bylaws contain provisions intended to avoid the concentration of more than 10% of our voting rights in a single or group of shareholders. Accordingly, the exercise of voting rights by any shareholder or group of shareholders is limited to 10% of the total number of shares representing our voting shares regardless of whether the shareholder or the group of shareholders hold any common shares in excess of this 10% threshold.

Additionally, certain provisions contained in our bylaws, often referred to as a “poison pill,” subject any shareholder who acquires more than 30% or 50% of our shares to a takeover obligation and to the payment of a 100% or 200% premium, respectively, on the purchase price of the shares. Such provisions may have the effect of discouraging or preventing takeovers, stakebuilding, the acquisition of control and/or the formation of a group of controlling shareholders, which in turn could negatively affect the price of our shares and ADSs.

The absence of a single controlling shareholder or group of controlling shareholders may also create difficulties for our shareholders to approve certain matters or transactions as the voting thresholds required by law for the approval of certain matters may not be reached. Additionally, the protections provided for under the Brazilian Corporate Law are not available to us and our shareholders, such as the ability of minority shareholders to elect members of the Board of Directors and Fiscal Council or the right of minority shareholders to seek reparation for damages caused by the controlling shareholders, as provided for in Articles 117 and 246 of the Brazilian Corporate Law.

Futhermore, beyond the uncertainty regarding corporate approvals, the absence of controlling shareholders increases the risk of a sudden and unexpected change in management, in corporate policies or in strategic direction.

Within this context, the absence of a single controlling shareholder or group of controlling shareholders could adversely affect our business and results.

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

The Brazilian Government has a golden share that grants it a veto power in corporate resolutions aimed at modifying our bylaws with the purpose of removing or modifying the limitation on the exercise of voting rights and entering into a shareholders’ agreement. The interests of the Brazilian Government may conflict with the interests of other holders of shares and ADSs issued by us.

As part of our Privatization, with the aim of preserving our status as a corporation with dispersed share ownership, statutory provisions were approved according to which the exercise of voting rights by any shareholder or group of shareholders, whether

Brazilian or foreign, public or private, is limited to 10% of the total number of shares representing our voting shares irrespective of whether such shareholder or group of shareholders are holding shares representing more than this 10% threshold.

The Brazilian Government is the holder of a special class of preferred share (golden share), which grants it veto power in relation to amendments to our bylaws aimed at removing or modifying the statutory provisions that regulate the limitation on the exercise of voting rights and the prohibition on entering shareholders’ agreements. Accordingly, the Brazilian Government may veto statutory amendments that may be of interest to other holders of our shares or ADSs.

We do not have a controlling shareholder, which may leave us susceptible to alliances between shareholders, conflicts between shareholders and other events arising from the absence of a controlling shareholder or a controlling group.

Following our Privatization, we no longer have a specific controlling shareholder or controlling group.

The absence of a controlling shareholder or controlling group may turn the decision-making process difficult within the scope of our corporate activities, leading to the emergence of conflicts between shareholders and other events resulting from the absence of a controlling shareholder or controlling group, including relating to the approval of matters that require majority approval, either by law and/or due to the provisions of our bylaws.

In addition, we and our shareholders may have greater difficulties in identifying those responsible in relation to situations of abuse of voting rights and conflict of interests and, consequently, enjoy the protection provided for by the Brazilian Corporate Law for such situations, cases in which they may experience greater obstacles to obtain compensation for any damages potentially suffered.

In addition, the absence of a controlling shareholder or controlling group may leave us susceptible to the emergence of a group of shareholders acting together (even without entering into a formal shareholders’ agreement) with the ability to exercise control and, consequently, hold the decision-making power over our activities. In such an event, we may experience instability or undergo sudden and unexpected changes in corporate and strategic policies, including through the replacement of management.

Any instability or sudden or unexpected change in our management, our business plan and strategic direction or dispute between shareholders concerning their respective rights, may adversely affect our business and operational results.

If we issue new shares or our shareholders sell shares in the future, the market price of your ADS may be reduced.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the prevailing market price of our common and preferred shares and ADS by decreasing the shares’ value. If we issue new shares or our existing shareholders sell their shares, the market price of our common and preferred shares, and of the ADS, may decrease significantly. Such issuances and sales also might make it more difficult for us to issue shares or ADS in the future at a time and at a price that we deem appropriate and for you to sell your securities at or above the price you paid for them.

Political, economic and social events as well as the perception of risk in Brazil and in other countries, including the United States, European Union and emerging countries, may affect the market prices for securities in Brazil, including our shares.

The Brazilian securities market is influenced by economic and market conditions in Brazil, as well as in other countries, including the United States, European Union and emerging countries, such as the conflict between Russia and Ukraine. Despite the significant different economic conjecture between these countries and Brazil, investors’ reactions to events in these countries may have a relevant adverse effect on the market value of Brazilian securities, especially those listed on the stock exchange. Crises in the United States, European Union or emerging countries may reduce investors’ interest in Brazilian companies, including us. For example, the prices of shares listed on the B3 have been historically affected by fluctuations of the American interest rate as well as the variations in the main indexes for North American shares. Events in other countries and capital markets may adversely affect the market price of our shares to the extent that, in the future, it could difficult or prevent access to capital markets and investment financing on acceptable terms.

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

All our directors and officers named in this annual report reside in Brazil. We, our directors and officers and the members of our Audit and Risks Committee have not agreed to receive service in the United States. Substantially all of our director and officers’ assets are located in Brazil. As a result, it may not be possible to file service within the United States or other jurisdictions outside of Brazil to such persons, pledge their assets, or enforce decisions under civil liability or securities laws of the United States or the laws of other jurisdictions against them or us in the courts of the United States, or in the courts of other jurisdictions outside of Brazil.

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

ITEM 4. INFORMATION ON THE COMPANY

Overview

Our core business is the generation and transmission of electricity in Brazil. As of December 31, 2022, we contributed, including our subsidiaries and SPEs to approximately 23% of the installed power generating capacity within Brazil. As of December 31, 2022, we operated generation and transmission activities in Brazil through 4 regional subsidiaries, Eletropar and 74 SPEs (including 1 outside of Brazil), and non-controlling interests in 21 companies. Through our subsidiaries, we are also responsible for approximately 23% of the installed capacity and 38.5% of the installed transmission lines above 230 kV in Brazil.

As part of our Privatization we had to conduct a corporate restructuring which included the transfer of control in Eletronuclear and the totality of our 50% stake in Itaipu to ENBPar, a company directly owned by the Brazilian Government to guarantee its direct or indirect control over Eletronuclear and Itaipu. Until our Privatization, we shared control of Itaipu but neither consolidated nor participated in their results.

As of December 31, 2022, our revenues derive mainly from the generation and sale of electricity to distribution companies and free consumers, and the transmission of electricity on behalf of other electricity concessionaires. For the year ended December 31, 2022, we derived R$24.1 billion, and R$16.1 billion of our net operating revenues (before eliminations among our segments) from our electricity generation and transmission segments, respectively. For the year ended December 31, 2021, we derived R$21.4 billion, and R$17.7 billion of our net operating revenues (before eliminations among our segments) from our electricity generation and transmission segments, respectively. For the year ended December 31, 2020, we derived R$19.0 billion, and R$12.2 billion of our net operating revenues (before eliminations among our segments) from our electricity generation and transmission segments, respectively. For the year ended December 31, 2022, our net revenues after taxes and charges among our segments were R$34.1 billion, compared to R$34.6 billion for the year ended December 31, 2021.

Our capital expenditures for fixed assets and intangible assets for the years ended December 31, 2022, 2021, and 2020 were R$33.6 billion, R$1.2 billion, and R$1.1 billion, respectively.

A. History and Development

General

We were established on June 11, 1962 as a mixed capital company with limited liability and unlimited duration.  In 1971 we went public in Brazil, and in 2008 we listed ADRs on the NYSE. Until June 2022, the Brazilian Government owned a majority of our voting common shares.  In June 2022, we were privatized, and the Brazilian Government ceased to be our controlling shareholder. Since then we no longer have a controlling shareholder as our bylaws prohibit any shareholder or group of shareholders from exercising votes over 10% of our issued and outstanding voting capital or from entering into shareholders’ agreements for the exercise of voting rights in excess of 10% of our issued and outstanding voting capital.  We are subject to Brazilian Corporate Law and to any and all laws and regulations that govern Brazilian private legal entities.

Our executive offices are located at Rua da Quitanda 196, Centro, CEP 20091-005, Rio de Janeiro, RJ, Brazil. Our telephone number is + 55 21 2514 4637. Our legal name is Centrais Elétricas Brasileiras S.A. — Eletrobras and our commercial name is Eletrobras. Our investor relations website is www.eletrobras.com/ri.

Privatization

Our Privatization was structured as an increase in our capital stock through a public offering of common shares to be purchased by Brazilian and international investors (the “Global Offering”).

The Brazilian Government waived its rights to purchase our new shares, thereby diluting its stake. The primary offering was accompanied by a secondary public offering of shares held by BNDES Participações S.A. In addition, in accordance with our amended bylaws in connection with the Privatization, no holders of ordinary shares can vote over 10% percent of our total voting shares. Accordingly, after our Privatization, the Brazilian Government ceased to own a majority of our voting shares.

Conditions for the Privatization

Under the Eletrobras Privatization Law and Resolutions CPPI No. 203 and 221, our Privatization satisfied the following conditions and subjected us to certain ongoing obligations:

Corporate Restructuring

o

the approval, by our shareholders, of the corporate restructuring to maintain the Brazilian Government’s direct or indirect control of Itaipu and Eletronuclear, as well as the transfer of certain management of government programs. This was approved by our shareholders at the general meeting held on February 22, 2022. See “⸻Corporate Restructuring” for more information on those restructurings;

New Concession Agreements

o

approval, by our shareholders, of the new power generation concession agreements under the terms of the Eletrobras Privatization Law, which amended the exploration regulations for independent production, under Law No. 9,074/1995, including the conditions for extinguishing the grants, expropriation of facilities and indemnities. This was approved by our shareholders at the general meeting held on February 22, 2022; and

o

the granting of new electricity generation concessions for (i) the Concession Agreement No. 004/2004-ANEEL-Furnas, entered into between the Brazilian Government and Furnas, in relation to Mascarenhas de Moraes hydroelectric plant; and (ii) the Concession Agreement No. 007/2004-ANEEL-Eletronorte, entered into between the Brazilian Government and Eletronorte, in relation to the Tucuruí and Curuá-Una hydroelectric plants. The execution of the agreements is expected to occur after the Global Offering Settlement Date. See “⸻New Concession Agreements” for a further discussion about these New Concession Agreements;

Amendment to our Bylaws

o

approval, by our shareholders, of the amendment to our bylaws pursuant to the Eletrobras Privatization Law and CPPI Resolution 203. This was approved by our shareholders at the general meeting held on February 22, 2022. See “⸻Amendment to our Bylaws” for more information on these amendments;

Cepel

o

approval, by our shareholders, of the continued payment of membership contributions to Cepel, for six years from our Global Offering Settlement Date. This was approved by our shareholders at the general meeting held on February 22, 2022; and

Programs for the Revitalization of Water Resources and Structural Reduction of Power Generation Costs

o

Approval by our shareholders of (and assumption of secondary liability for) our projects to revitalize water resources and reduce power generation costs. This was approved by our shareholders at the general meeting held on February 22, 2022.

Corporate Restructuring

In July 2021, Law No. 14,182/2021 was enacted providing for our Privatization setting out the conditions which were approved in our general shareholders’ meeting held on February 22, 2022. In September 2021, Decree 10,791 was issued for the incorporation of ENBpar, a state-owned company exclusively owned by the Brazilian Government to maintain control of Eletronuclear and hold the 50% stake in Itaipu in order to comply with the provisions of the Itaipu Treaty. The law also provided that ENBPar be responsible for the management of the Proinfa program, the Procel account, the contracts relating to the RGR Fund, the “Mais Luz para a Amazonia” and “Luz para Todos” programs, and the BUSA program.

In accordance with the Eletrobras Privatization Law and Resolutions CPPI No. 203 and 221, we effected the corporate restructuring of Itaipu and Eletronuclear as follows:

Itaipu

Itaipu is a binational entity created and subject to the Itaipu Treaty entered into between Brazil and Paraguay. In the past, we acted as the vehicle used by the Brazilian Government to acquire and commercialize the electricity generated by this hydroelectric plant.

Pursuant to Law No. 14,182/2021 and CPPI Ordinance No. 203/2021, as amended by CPPI Ordinance No. 221/2021, we transferred the entirety of our interest in Itaipu, which represented a 50% shareholding, to ENBpar for a consideration of R$1.1 billion.

We are entitled to receive this consideration from ENBpar in 240 monthly installments, updated for the exchange rate variation plus interest of 4.76% per annum. See “Item 5. Operating and Financial Review and Prospects - Principal Factors Affecting our Financial Performance⸻Itaipu” for further details.

Eletronuclear

In accordance with the investment agreement entered into between us and ENBPar on April 22, 2022 (the “Eletronuclear Investment Agreement”) we committed to provide new financings for the conclusion of the Angra 3 project. We also transferred our controlling interest in Eletronuclear to ENBpar through: (i) an equity contribution of R$3.5 billion made by ENBPar; (ii) the payment of capital by us of R$6.2 billion as detailed in the table below; and (iii) the adhesion by us to a program of optional conversion of common shares into preferred shares in a ratio of 1:1.

Payment of share capital at Eletronuclear	In millions (R$)
AFAC payment	3,665,521
Capitalization of dividends to be received	2,512,286
Cash and cash equivalents	54,523
Investments in equity interests	6,232,330

Following this corporate restructuring, our interest in Eletronuclear’s (i) common shares decreased from 99.98% to 35.90% and (ii) preferred shares increased from 99.85% to 99.99%, resulting in a total interest of 67.95%, as further detailed in the table below.

Before our Privatization:

ELETRONUCLEAR

	ORDINARY		PREFERRED		CAPITAL TOTAL
Shareholder	Quantity	%	Quantity	%	Quantity	%
Eletrobras	37,651,030	99.98	10,528,730	99.85	48,179,760	99.95
Other	7,137	0.02	15,969	0.15	23,106	0.05
Total	37,658,167	100.00	10,544,699	100.00	48,202,866	100.00

After our Privatization:

ELETRONUCLEAR

	ORDINARY		PREFERRED		CAPITAL TOTAL
Shareholder	Quantity	%	Quantity	%	Quantity	%
Eletrobras	79,488,850	35.90	221,396,243	99.99	300,885,093	67.95
ENBpar	141,916,224	64.10	—	—	141,916,224	32.04
Other	7,137	0.00	15,969	0.01	23,106	0.01
Total	221,412,211	100.00	221,412,212	100.00	442,824,423	100.00

Given that we no longer control Eletronuclear, its assets, liabilities and the interests of non-controlling shareholders in Eletronuclear are no longer consolidated on a line-by-line basis in our Consolidated Financial Statements. We now consider Eletronuclear an affiliate and record their results using the equity method of accounting in our Consolidated Financial Statements. For further details on the Eletronuclear Investment Agreement “Item 10. Additional Information – C. Material Contracts.”

Further, in accordance with CNPE Resolution No. 8 (2002), a Decommissioning Fund for the Angra 1 and Angra 2 plants was created in November 2003. Until our Privatization, we were the sole owner and contributed to the decommissioning fund at a rate based on the electricity tariff applicable to Eletronuclear, as established by ANEEL.

Pursuant to CPPI Resolution No. 203, we transferred our obligations to the Decommissioning Fund of the Angra 1 and Angra 2 plants to Eletronuclear on the Global Offering Settlement Date.

In addition, we entered into a shareholders’ agreement with ENBPar on April 22, 2022 (the “Eletronuclear Shareholders’ Agreement”) which has a term of 50 years, with automatic renewal for successive periods if no party presents a notice of termination at least six months prior to its expiration date. Except that it will automatically terminate in the event we cease to hold a majority of the total capital stock of Eletronuclear.

Pursuant to the Eletronuclear Shareholders’ Agreement:

(a) any shares issued or to be issued by Eletronuclear to us or ENBPar are subject to the Eletronuclear Shareholders’ Agreement;

(b) neither we nor ENBPar can enter into another shareholders’ agreement that (i) directly or indirectly binds our shares in Eletronuclear; (ii) governs the voting rights of ENBPar and us; or (iii) is contradictory or incompatible with the provisions of the Eletronuclear Shareholders’ Agreemen;

(c) we and ENBPar undertook to exercise our voting rights with respect to Eletronuclear shareholders’ meetings (i) to ensure that that the board of directors consists of seven effective members; (ii) to ensure that ENBPar appoints the majority of the board of directors’ members; (iii) to ensure that we appoint one member of the board of directors, unless a greater number is obtained by the adoption of an election by multiple voting; (iv) to ensure that the representative of the employees of Eletronuclear will appoint one member of the board of directors; (v) to create and maintain, during the term of the Eletronuclear Shareholders’ Agreement, the positions of chief executive officer, chief financial officer and chief technical officer of the Angra 3 plant, provided that (a) the position of chief financial officer must be held by a person appointed by us; and (b) the position of chief technical officer of Angra 3 will be responsible for coordinating the support activities for the conclusion of the services contracted with BNDES and for contracting the engineering, financing and project management services necessary to conclude the Angra 3 plant and that will be terminated after the start of operations of the Angra 3 plant;

(d) we and ENBPar will adopt measures to consolidate the current Eletronuclear Audit Committee and the Eletronuclear Risk Committee into a single independent committee, the Audit and Risk Committee. The responsibilities of the Audit and Risk Committee will be defined by Eletronuclear’s board of directors, the committee being composed of five members that will be chosen by Eletronuclear’s board of directors;

(e) we and ENBPar undertake to make Eletronuclear’s board of directors establish and maintain COANGRA until the start of the commercial operation of the Angra 3 plant;

(f) we and ENBPar undertake not to create any liens on the shares, provided that the transfer of Shares by ENBPar or us will be conditioned on (i) the formal and unrestricted agreement of the transferee to the Eletronuclear Shareholders’ Agreement; and (ii) the consent and authorizations of the governmental entities required as a result of the transfer; and

(g) in the event that we receive a proposal from any third party to acquire any of the shares we hold and that are bound by the Eletronuclear Shareholders’ Agreement, ENBPar will have the preemptive right to acquire all (and not less than all) of the shares covered by the proposal, at the same price and on the same terms and conditions. Accordingly, the payment term by ENBPar for the shares offered will be at least 120 days.

Proinfa

Proinfa is a government program designed to promote the diversification of the Brazilian energy portfolio by increasing the participation of wind-based projects, small hydroelectric plants and biomass projects. Prior to our Privatization, we were responsible for managing the contracts for the commercialization of electricity generated by the projects contracted by Proinfa, representing the generation companies before the CCEE for the settlement and clearing of purchase and sale operations as well as to pass on the payment to generators for the energy sold within the scope of Proinfa. As part of our Privatization, the management of Proinfa is being transferred to ENBPar.  However, pursuant to Resolution CPPI No. 203, we must continue to manage the contracts for the sale of electricity generated by the projects contracted by Proinfa for up to one year from the Global Offering Settlement Date or, if earlier, the date on which the contracts are definitively transferred to ENBPar under the Transition Agreement. See “⸻Transition Agreement” for more information on the Transition Agreement.

Procel Account

Procel is a government program to promote energy efficiency initiatives in several fields of the economy. Prior to our Privatization, we administered the Procel account and applied the funds deposited in the Procel account to implement the initiatives approved by Procel’s managing committee.  As part of our Privatization, the management of the Procel account is being transferred to ENBPar.  However, pursuant to CPPI Ordinance No. 203, we will continue to manage the Procel account for up to one year from the Global Offering Settlement Date or, if earlier, the date on which the account is transferred to ENBPar under the Transition Agreement.  See “– Transition Agreement” for more information about management of the Procel account.

RGR Fund

The RGR fund consists of resources collected through sectorial charges paid by the public electric service concessionaires. Its purpose is to provide resources for the reversion, transfer, expansion, and improvement of the public electric energy services. The funds are deposited in an account that, until the enactment of Law No. 13,360/2016, was managed by us and, after its publication, has been managed by CCEE. Prior to our Privatization, we were responsible for managing the financing contracts that use resources from the RGR Fund, entered into with the concessionaires prior to November 17, 2016, and must supervise the compliance of the obligations of the respective debtors under these financing contracts. As part of our Privatization, the management of these contracts is being transferred to ENBPar. However, pursuant to CPPI Resolution No. 203, we will continue to manage these contracts for up to one year from the Global Offering Settlement Date or, if earlier, the date on which the management of these contracts is transferred to ENBPar under the Transition Agreement. See “–Transition Agreement” for more information about the Transition Agreement.

“Mais Luz para a Amazônia”

The government program “Mais Luz para a Amazônia” aims to provide electric energy services to the remote regions of the Amazon in Brazil. Prior to our Privatization, we managed the “Mais Luz para a Amazônia” program, including the technical and budgetary analysis, the execution of contracts with the distributors, and the inspection of the works. As part of our Privatization, the management of this government program is being transferred to ENBPar.  However, pursuant to CPPI Resolution No. 203, we will continue to manage the “Mais Luz para a Amazônia” program for up to one year from the Global Offering Settlement Date or, if earlier, the date on which the management of the program is transferred to ENBPar under the Transition Agreement. See “–Transition Agreement” for more information about the Transition Agreement.

“Luz para Todos”

The “Luz para Todos” program is a government program intended to provide electricity to rural areas of Brazil that do not have access to electricity. Prior to our Privatization, we managed the “Luz para Todos” program and entered into contracts with the distribution companies, analyzed the budget and technical aspects of the program and provided information to support the release of funds and the application of those funds. As part of our Privatization, the management of this government program is being transferred to ENBPar. However, pursuant to CPPI Resolution No. 203, we will continue to manage the “Luz para Todos” program for up to one year from the Global Offering Settlement Date or, if earlier, the date on which we transfer the management of the program to ENBPar under the Transition Agreement. See “–Transition Agreement” for more information about the Transition Agreement.

Government property under Decree-Law No. 1,383 of December 26, 1974

Prior to our Privatization, we administered the assets and facilities controlled by the Brazilian Government with RGR Fund resources (“BUSA”), which were integrated as assets of the Brazilian Government for use as part of the public electric energy service. We were responsible for the registration, conservation and operation of the BUSA assets, as well as for the execution of agreements with state concessionaires. As part of our Privatization, the management of BUSA is being transferred to ENBPar.  However, pursuant to CPPI Resolution No. 203, we will continue to manage the BUSA assets for up to one year from the Global Offering Settlement Date or, if earlier, the date on which we transfer the management of the BUSA assets to ENBPar under the terms of the Transition Agreement.  See “–Transition Agreement” for more information about the Transition Agreement.

Transition Agreement

The transition and transfer of management agreement for the sector programs and BUSA dated June 17, 2022 (the “Transition Agreement”) sets out the rules for the transfer of the management by us to ENBPar, of the Proinfa program, the Procel Account, the contracts relating to the RGR resources, the “Mais Luz para a Amazonia” and “Luz para Todos” programs, and the BUSA program, within one year from June 17, 2022.

The Transition Agreement would remain in effect until (i) the transfer of the management of all programs, contracts and assets to ENBPar, upon execution of the Certificate of Transfer; or (ii) one year from the Global Offering Settlement Date, if earlier.

As of the date of this annual report, we executed and delivered the Certificate of Transfer to the Brazilian Government on February 12, 2023, four months prior to the deadline provided for in the Transition Agreement. The transition and transfer of management processes to ENBPar will end on June 17, 2023, and thereafter ENBPar will assume the management of the activities under the programs in the manner provided for in the Transition Agreement. See “– Corporate Restructuring” for further information regarding our corporate reorganization.

New Concession Agreements

Our Privatization was conditioned on the approval by our general shareholders’ meeting of the new electric energy generation concession agreements to replace the concession agreements under article 2 of Law No. 14,182 in effect since July 13, 2021 (the date of publication of the Eletrobras Privatization Law) as well as new concession awards for Eletronorte’s Concession Agreement No. 007/2004-ANEEL-Eletronorte; and (b) Furnas’ Concession Agreement No. 004/2004-ANEEL-Furnas for the Mascarenhas de Moraes hydroelectric plant.

Following satisfaction of the certain conditions precedent to our Privatization, New Concession Agreements were awarded on June 17, 2022 for a 30 year term for the concessions of the following 22 hydro plants indirectly controlled by us, pursuant to articles 1 and 2 of Law No. 14,182, including (a) the Mascarenhas de Moraes, Furnas, Luis Carlos Barreto (Estreito), Porto Colômbia, Marimbondo, Funil-RJ, Corumbá I and Itumbiara plants owned by Furnas; (b) the Tucuruí, Coaracy Nunes and Curuá-Uma owned by Eletronorte; and (c) the Apolônio Sales (Moxotó), Sobradinho, Funil, Pedra, Paulo Afonso I, Paulo Afonso II, Paulo Afonso III, Paulo Afonso IV, Luiz Gonzaga (Itaparica), Boa Esperança (Castelo Branco) and Xingó plants, owned by Chesf (together, the “New Concession Agreements”).

The New Concession Agreements enabled us to substitute the quota regime for the independent production regime under the terms of Law No. 9,074/1995. This means that following a pre-determined phase out period, we no longer sell the electricity generated at a price fixed by ANEEL (which is based, in general terms, only on the remuneration of the operation and maintenance costs of the respective plants), but freely negotiate it in the Regulated Market or the Free Market. Another impact of the change in regime is that we are now required to manage our hydrological risk (i.e., the deficit between the physical guarantee of the plants and the energy effectively generated by them). As the quota regime no longer applies to these concessions, we are now subject to the price volatility of the electricity we acquire in the Free Market to compensate for the insufficient generation of electricity due to factors outside of our control, such as unfavorable hydrology. Under the prior system, we had the right to pass on all hydrology risks on to the final consumer as part of the tariff set by ANEEL.

The plants that are subject to the quota regime (except Tucuruí, Curuá-Una and Marechal Mascarenhas de Moraes hydroelectric plants) are subject to a gradual migration to the independent production regime, pursuant to Resolutions CNPE No. 15 and 30, so that the percentage the physical guarantee of the plants subject to the quota regime will gradually decrease, as follows:

PERCENTAGE OF
PHYSICAL
GUARANTEE
ALLOCATED IN THE
YEAR	FORM OF QUOTAS
● 2022	● 100%
● 2023	● 80%
● 2024	● 60%
● 2025	● 40%
● 2026	● 20%
● 2027 onwards	● 0%

For the Sobradinho and Itumbiara plants, the power purchase and sale agreements entered into by Chesf and Furnas, respectively, and captive consumers (those who can only purchase electric energy directly from the distribution companies), remain in effect, pursuant to Law No. 11,943/2009, and Law No. 13,182/2015, without changes to the conditions relating to the term of the agreements, the amounts of power reserves, the allocation of quotas of physical guarantee and tariff adjustment, noting that the energy may not be resold or assigned in the Free Market, and its use would be restricted to consumers who are parties to the power sale contracts.

Cepel

Our Privatization was conditioned on us continuing to make contributions to Cepel, for six years from the Global Offering Settlement Date. Under Cepel’s bylaws, we will make annual contributions to ensure compliance with its program of activities and budget, as approved by its deliberative council. For further details see “Item 5.C. Operating and Financial Review and Prospects—Research and Development, Patents and Licenses—Research and Development.”

Water Resources Revitalization and Reduction of Power Generation Costs Program

Our Privatization was also conditioned on the development of projects and assumption of secondary liability for the Water Resources Revitalization and Reduction of Power Generation Costs Programs. For further information see “Item 3D. Risk Factors —Following the consummation of our Privatization, we are subject to ongoing obligations that expose us to certain ongoing risks.”

Under the Eletrobras Privatization Law, CPPI Resolutions No. 203 and 221 and CNPE Resolutions No. 15 and 30, the Water Resources Revitalization and Structural Reduction of Power Generation Costs Programs include:

(a) revitalization of the water resources of the São Francisco and Parnaíba Rivers (“Programa de Revitalização dos Recursos Hídricos das Bacias do Rio São Francisco e do Rio Parnaíba”) by us or through Chesf or the Brazilian Army. Accordingly, with respect to the Chesf Concession Agreements:

o

we or Chesf will contribute, from the date of the New Concession Agreements, the annual amount of R$350.0 million, adjusted by the IPCA index, for ten years, with the first installment becoming due in January 2023;

o

the supply in an annual average of 85 MW of electricity, from January 2023, for 25 years and at R$80.00/MWh, to be adjusted annually by the IPCA index, through a contract with the operator of the integration project of the São Francisco River with the Hydrographic Basins of the Northeast Areas (“Projeto de Integração do Rio São Francisco com Bacias Hidrográficas do Nordeste Setentrional” or “PISF”).

(b) structural reduction of power generation costs in the Legal Amazon and to navigate the Madeira and Tocantins Rivers, by us or through Eletronorte (respectively, “Programa Amazônia Legal,” “Programa Rio Madeira” and “Programa Rio Tocantins”), provided that:

o	we or Eletronorte contribute, from the date of the New Concession Agreement, R$295.0 million annually, adjusted by the IPCA index, for ten years, with the first installment payable in January 2023;
o	of this annual amount, at least 20% must be applied to the Madeira River Program and 10% to the Tocantins River Program, and the remainder to the “Programa Amazônia Legal;”

(c) revitalization of the water resources in the hydrographic basins located near the reservoirs of the Furnas hydroelectric plants subject to the New Concession Agreements, provided that:

(d) we or Furnas will contribute, from the date of the New Concession Agreement, R$230.0 million, adjusted by the IPCA index for ten years, with the first installment in January 2023; and

As provided for in Law No. 14,182 and in the New Concession Agreements approved by our general meeting, the Water Resources Revitalization and Structural Power Generation Cost Reduction Programs are subject to the following provisions:

(a) we will contribute annually the amounts due in specific accounts for each program that will not be part of our assets;

(b) after 15 years, the resources invested in the relevant account and not committed to projects will be paid to the CDE Account; and

(c) we are secondarily responsible for the fulfillment of the Hydric Resources Revitalization and Structural Reduction of Power Generation Costs Programs.

Sale of our Distribution Business

On February 8, 2018, at our 170th Extraordinary Shareholders Meeting, our shareholders ratified the decision to sell our six distribution companies, except we would retain one common share in each company, as well as the assumption by us of these distribution companies’ rights to the CCC Account and the CDE Account of R$8.4 billion along with a credit of the same amount, as adjusted, through June 30, 2017. Throughout 2019, we disposed of the single share we held in each of the distribution companies sold which granted us the right to acquire up to 30% of the shares of the privatization distribution companies.  As a result, we no longer hold any shares in the six privatized distribution companies.

Of the R$8.4 billion in credits assigned by the distribution companies, we realized the amount of R$2.9 billion in credits of economic and energy glosses (“inefficiency”) granted by ANEEL in the monthly reimbursement under the CCC Account which was used to offset the amount of the grant relating to the phasing out of our hydroelectric plants as part of our Privatization process. Additionally, ANEEL recognized in September 2021 the amount of R$2.7 billion in credits under the CCC Account to be paid to us in 60 monthly installments adjusted pursuant to the IPCA index as a final result from the amounts paid under the CCC Account inspection proceedings to Amazonas Energia, Cero, Eletroacre e Boa Vista Energia. As of December 31, 2022, we received a total amount of R$576.2 million paid in twelve installments. We still have a credit of R$2.3 billion to be paid in a further 48 installments.

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

Our current strategy has been reformulated compared to our previous strategic plan, due to the fast-changing trends in the power sector, including:

•	Social trends;
•	Environmental trends;
•	Combinations of circumstances that could affect our business;
•	Structural trends;
•	Decarbonization trends;
•	Diversification of sources of energy;
•	Increase in distributed energy generation;
•	Technological disruption;
•	Accelerated digitalization; and
•	Trends of socioeconomic evolution in Brazil and the consequent changes in the demand for electricity.

Among the main initiatives developed to achieve the goals established in the PDNG, we highlight the main achievements:

Main Achievements in 2022 regarding PDNG 2022-2026

INITIATIVE	MAIN ACHIEVEMENTS IN 2022
Rationalization of Shareholdings in SPEs

We closed seven transactions: one sale and transfer of shares – SPE Amapari, two mergers – SPEs Transenergia Goiás S.A. (“TGO”) and Transmissoral Sul Litorânea de Energia S.A. (“TSLE”); four SPEs were dissolved – SPE Inambari Geração de Energia (“IGESA”), Manaus Construtora Ltda., Centro de Soluções Estratégicas (“CSE”) and Construtora Integração Ltda. Additonally, all of our shares held in SPE Norte Energia S.A. (“NESA”) were transferred to Eletronorte.

Sale of shares in affiliated companies

We entered into transactions for the sale and transfer of shares in affiliated companies in the approximate amount of R$1.5 billion, of which R$1.2 billion corresponded to the shares held in CEA, Companhia Estadual de Transmissão de Energia Elétrica (“CEEE-T”) and CELPE, and another R$367.0 million pursuant to a bilateral agreement between Companhia Siderúrgica Nacional and us, via transfer of shares in Companhia Estadual de Geração Elétrica (“CEEE-G”) to CSN’s subsidiairy Companhia Florestal do Brasil.

Occupational Health and Safety Program

The structuring of the Occupational Health and Safety forums and advice of a consultancy firm within the scope defined were completed; training on preventive tools was completed and risk inventory surveys were completed in 15 operational units.

Expansion plan of our generation business	The review was carried out and generation business expansion plan - initial proposal for a financial model with annual growth targets and implementation plans under review.

Our new Strategic Plan 2023-2030 and Integrated Business Plan 2023-2027 result from a review of our business strategy following our Privatization in June 2022.

At this new moment, we are faced with the same great challenges while new challenges arise which lead to structural changes, review of guidelines and strategic goals with a more assertive view for the future. In this context, our plans are structured based on the following four strategic guidelines:

•	Corporate transformation and resilience;
•	Sustainable growth;
•	To be a reference point in ESG; and,
•	Innovation and technology.

Our new strategic guidelines combine to guide our long-term vision in pursuit of the creation of value by us.

Sustainable Growth
Grow in a sustainable and renewable way in Transmission, Generation and Commercialization in new geographies business models and technologies
Reference in ESG
Be a local and international market reference in ESG practices, leading the decarbonization of the economy, seeking excellence in corporate governance and care for communities
Business Transformation and Resilience
Lead the delivery of quality products and services to customers and ensure the safety of our employees, environment and assets
Innovation and Technology
Pursue solutions that ensure business competitiveness, based on the digitization of operational and corporate processes and adaptability to new technologies
Value Generation
Maximize the generation of value for stakeholders, effectively contributing to the improvement of the country's business environment (regulation and sector policies)

Our goal is for us to be recognized as a global leader in the creation of value with a combination of infrastructure with renewable energy solutions and low emissions.

EESG Journey – Economic, Environmental, Social and Governance (“EESG”)

We have been adopting sustainable and innovative practices since our foundation more than 60 years ago, as evidenced by the national and global recognitions we have received for our efforts in this regard. We contribute substantially to making the Brazilian electricity matrix one of the cleanest in the world, with an installed capacity made up of 97% of low-carbon sources. For 17 years, we have been a signatory to the Global Compact, the largest global corporate sustainability initiative, giving priority to nine Sustainable Development Goals (“SDGs”) of the 2030 Agenda, having our commitment recognized as a success case by Rede Brasil of the Global Compact.

Since 2009, we have annually made public our use of greenhouse gases, following the methodology of the Greenhouse Gas - GHG Protocol. In 2022 we joined the Brazilian GHG Protocol Program and won the Gold Seal. We invest in increasingly clear and objective communication on topics related to sustainability and structure our Sustainability Framework on four pillars: (i) people, (ii) planet, (iii) prosperity and (iv) governance. These pillars are based on metrics of stakeholder capitalism led by the World Economic Forum. In addition to the annual report, which meets the standards of the Global Reporting Initiative (GRI) and the guidelines of the International Integrated Reporting Council (IIRC), we prepare two new documents based on the materiality of the Sustainability Accounting Standards Board (SASB) and the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

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

Our Board of Directors approved, through the PDNG, the 4.0 Sustainability Program (the “Sustainability Program”), which is composed of 12 projects linked to the following elements: social (human rights and human capital leverage), environmental (energy transition, biodiversity and decarbonization of isolated systems in the Amazon), governance (reputation and engagement, supplier management, improvement of governance practices, EESG Risks and Agenda 2030) and economic-financial (sustainable management of financial capital, clean energy certification and synergy with the 4.0 industry). The Sustainability Program is the result of the analysis of trends and best practices in the market in relation to corporate sustainability and makes concrete our efforts to meet the expectations of our stakeholders.

In 2022, we undertook certain steps towards deploying our business purpose in products, processes and business model. The topics related to sustainability were integrated into our policies establishing it as an attribution within all of our hierarchical levels. We updated our Risk Matrix, highlighting a specific pillar for ESG Risks and published the new Code of Conduct, structured on the four pillars of the sustainability framework of our group companies. We reinforce our commitment to biodiversity by adhering to the Platform for Action for Nature – Positive Impact Front of the Brazilian Business Council for Sustainable Development (CEBDS) for the implementation of the Taskforce on Nature-related Financial Disclosures (TNFD) guidelines. We participated in three international events of great importance for the sustainability agenda of energy companies and society, COP 27 (Climate Change), COP 15 (Biological Diversity) and the Business and Human Rights Forum, strengthening our active participation in the main national and international debates.

Generation

Our principal activity is the generation of electricity. Net revenues from generation represented 59.3%, 58.4%, and 64.3% of our net operating revenues (before eliminations) in the years ended December 31, 2022, 2021 and 2020, respectively.

Pursuant to Law No. 5,899/1973, and Decree No. 4,550/2002, we must transfer all energy contracted by Itaipu to distribution companies in the southern, southeastern and mid-western regions of Brazil. We acted as an agent for Itaipu, which used to be a pass-through entity.

In accordance with SIGA data, we had an installed capacity of 42,559.4 MW as of December 31, 2022 (50,515 MW as of December 31, 2021 and 50,648.0 MW as of December 31, 2020) that represented 23% of the 188,980.9 MW installed in Brazil, as calculated in data from the 2031 Decennial Expansion Plan for Electrical Energy (“PDE”). Of this total, 68% comes from projects wholly owned by us, 30% from projects carried out through SPEs (12,651.7 MW) and 2% of ventures in shared ownership. Since Itaipu was spun-off as a part of our Privatization, our installed capacity has been reduced by 7,000 MW. Additionally, we have approximately 480.45 MW in projects planned throughout Brazil by the end of 2024. We entered into feasibility studies for an additional capacity of 33,350 MW, although the studies are not a guarantee of the implementation of projects by us, nor will they be corporate partnerships. For instance, Angra 3, which is currently under development, is expected to have an installed capacity of 1,405 MW at the start of its commercial operation. As part of our Privatization process, Eletronuclear’s and Itaipu’s control was transferred to ENBPar and since June 2022, we no longer include Eletronuclear’s installed capacity in the numbers presented above. For the year ended December 31, 2022, approximately 97% of the energy we generated came from clean sources, excluding the energy generated by the Itaipu plant.

The map below shows the geographic location of our generation assets as of December 31, 2022:

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

Nuclear plants

Until our Privatization, we operated two nuclear plants through our wholly-owned subsidiary Eletronuclear, the Angra 1 Nuclear Plant (“Angra 1”) and the Angra 2 Nuclear Plant (“Angra 2”). Following our Privatization and as of December 31, 2022, Eletronuclear is owned 32.05% by ENBPar and 67.95% by us. Currently, Eletronuclear is developing the construction project for the third Brazilian nuclear plant, Usina Nuclear de Angra 3 (“Angra 3”). The main difference between a conventional thermoelectric plant and a nuclear plant is that while a conventional thermoelectric plant uses a boiler to generate the heat necessary to heat the water into steam to turn the blades of a turbine, in a nuclear plant the heating of the water takes place in a nuclear reactor.

Concessions

As of December 31, 2022, we operated under the following concessions/authorizations granted by ANEEL for our generation business. The numbers related to the installed capacity of our operational projects were obtained directly from ANEEL. For the projects under development, we considered the total installed capacity.

			Installed		Began Service or
Concessions/Authorizations	State	Type of Plant	Capacity	End of Concession	Expect to Begin
Operational projects			(MW)
Chesf
Boa Esperança (Castelo Branco)(12)	Piauí	Hydro	237.30	June 2052	April 1970
Casa Nova II	Bahia	Wind	32.90	May 2049	December 2017
Casa Nova III	Bahia	Wind	28.20	May 2049	February 2018
Casa Nova I A	Bahia	Wind	27.00	June 2054	December 2020
Acauã(11)	Bahia	Wind	6.00	April 2049	November 2019
Angical 2(11)	Bahia	Wind	10.00	April 2049	September 2019
Arapapá(11)	Bahia	Wind	4.00	April 2049	November 2019
Caititu 2(11)	Bahia	Wind	10.00	April 2049	January 2020
Caititu 3(11)	Bahia	Wind	10.00	April 2049	January 2020
Carcará(11)	Bahia	Wind	10.00	April 2049	February 2020
Coqueirinho 2(11)	Bahia	Wind	16.00	May 2049	September 2019
Corrupião 3(11)	Bahia	Wind	10.00	April 2049	February 2020
Papagaio(11)	Bahia	Wind	10.00	May 2049	October 2019
Tamanduá Mirim 2(11)	Bahia	Wind	16.00	June 2049	November 2019
Teiú 2(11)	Bahia	Wind	8.00	April 2049	November 2019
Complexo de Paulo Afonso e Apolônio Sales(12)	Bahia	Hydro	4,279.60	June 2052	January 1955
Curemas	Paraíba	Hydro	3.52	February 2026	January 1957
Funil(12)	Bahia	Hydro	30.00	June 2052	August 1962
Luiz Gonzaga (Itaparica)(12)	Pernambuco	Hydro	1,479.60	June 2052	June 1988
Pedra(12)	Bahia	Hydro	20.01	June 2052	November 1978
Sobradinho(12)	Bahia	Hydro	1,050.30	June 2052	November 1979
Xingó(12)	Sergipe	Hydro	3,162.00	June 2052	December 1994
Eletronorte
Coaracy Nunes(13)	Amapá	Hydro	78.00	June 2052	December 1975
Complexo de Tucuruí(13)	Pará	Hydro	8,535.00	June 2052	December 1984
Curuá-Una(2) (13)	Pará	Hydro	42.80	June 2052	January 1977
Samuel	Rondônia	Hydro	216.75	July 2032	July 1989
Aparecida	Amazonas	Thermal	166.00	July 2030	February 1984
Mauá 3	Amazonas	Thermal	590.75	November 2044	September 2017
Anamã	Amazonas	Thermal	2.17	November 2030	December 2018
Anori	Amazonas	Thermal	4.57	November 2030	December 2018
Caapiranga	Amazonas	Thermal	2.17	November 2030	December 2018
Codajás	Amazonas	Thermal	4.57	November 2030	December 2018
Furnas
Batalha	Minas Gerais	Hydro	52.50	April 2043	May 2014
Corumbá I(14)	Goiás	Hydro	375.00	June 2052	October 1996
Funil(14)	Rio de Janeiro	Hydro	216.00	June 2052	March 1970
Furnas(14)	Minas Gerais	Hydro	1,216.00	June 2052	September 1963
Itumbiara(3) (14)	Goiás/Minas Gerais	Hydro	2,082.00	June 2052	April 1980
Luis Carlos Barreto (Estreito)(14)	SP/Minas Gerais	Hydro	1,050.00	June 2052	March 1969
Manso(6)	Mato Grosso	Hydro	210.00	September 2037	November 2000
Marimbondo(14)	SP/Minas Gerais	Hydro	1,440.00	June 2052	October 1975
Mascarenhas de Moraes(14)	Minas Gerais	Hydro	476.00	June 2052	April 1957
Porto Colômbia(14)	Minas Gerais/SP	Hydro	320.00	June 2052	June 1973
Roberto Silveira (Campos)(5)	Rio de Janeiro	Thermal	25.00	July 2027	December 1968
Santa Cruz(6) (15)	Rio de Janeiro	Thermal	350.00	July 2015	July 1967
Serra da Mesa(6)	Goiás	Hydro	1,275.00	May 2046	April 1998
Simplício	Minas Gerais	Hydro	305.70	December 2043	June 2013
Anta	Rio de Janeiro	Hydro	28.00	December 2043	August 2018
Jaguari(1)	São Paulo	Hydro	27.60	Undetermined	January 1972
CGT Eletrosul
Barra do Rio Chapéu	Santa Catarina	Hydro	15.15	May 2038	February 2013
Capão do Inglês	Rio Grande do Sul	Wind	10.00	May 2049	December 2015
Coxilha Seca	Rio Grande do Sul	Wind	30.00	May 2049	December 2015
Wind Cerro Chato I	Rio Grande do Sul	Wind	30.00	August 2045	January 2012
Wind Cerro Chato II	Rio Grande do Sul	Wind	30.00	August 2045	August 2011
Wind Cerro Chato III	Rio Grande do Sul	Wind	30.00	August 2045	June 2011
Galpões	Rio Grande do Sul	Wind	8.00	May 2049	December 2015
João Borges	Santa Catarina	Hydro	19.00	September 2039	July 2013
Megawatt Solar	Santa Catarina	Solar	0.93	Not applicable	September 2014
Passo São João	Rio Grande do Sul	Hydro	77.00	May 2046	March 2012
São Domingos	Mato Grosso do Sul	Hydro	48.00	August 2039	June 2013

			Installed		Began Service or
Concessions/Authorizations	State	Type of Plant	Capacity	End of Concession	Expect to Begin
			(MW)
Operational SPEs
Baguari	Minas Gerais	Hydro	140.00	March 2046	September 2009
Belo Monte	Pará	Hydro	11,233.10	August 2045	April 2016
Caiçara I(7)	Rio Grande do Norte	Wind	27.00	June 2047	December 2015
Caiçara II (7)	Rio Grande do Norte	Wind	18.00	July 2047	December 2015
Cerro Chato IV, V, VI, Ibirapuitã e Trindade	Rio Grande do Sul	Wind	25.20	February 2047	August 2015
Dardanelos	Mato Grosso	Hydro	261.00	November 2048	August 2011
Foz de Chapecó	Rio Grande do Sul/Santa Catarina	Hydro	855.00	August 2039	October 2010
Jandaia	Ceará	Wind	27.00	August 2047	May 2020
Jandaia I	Ceará	Wind	24.00	July 2047	May 2020
Jirau	Rondônia	Hydro	3,750.00	December 2045	September 2013
Junco I(7)	Rio Grande do Norte	Wind	24.00	July 2047	December 2015
Junco II(7)	Rio Grande do Norte	Wind	24.00	July 2047	December 2015
Nossa Senhora de Fátima	Ceará	Wind	30.00	August 2047	June 2020
Peixe Angical	Tocantins	Hydro	498.75	November 2036	June 2006
Retiro Baixo	Minas Gerais	Hydro	82.00	April 2047	March 2010
Santa Joana I(8)	Piauí	Wind	28.90	June 2049	January 2016
Santa Joana III(8)	Piauí	Wind	29.60	June 2049	March 2016
Santa Joana IV(8)	Piauí	Wind	28.90	May 2049	January 2016
Santa Joana V(8)	Piauí	Wind	28.90	June 2049	January 2016
Santa Joana VII(8)	Piauí	Wind	27.20	June 2049	January 2016
Santo Augusto IV(8)	Piauí	Wind	28.90	June 2049	February 2016
Santa Joana IX(9)	Piauí	Wind	29.60	March 2049	August 2015
Santa Joana X(9)	Piauí	Wind	29.60	March 2049	July 2015
Santa Joana XI(9)	Piauí	Wind	29.60	March 2049	July 2015
Santa Joana XII(9)	Piauí	Wind	28.90	March 2049	July 2015
Santa Joana XIII(9)	Piauí	Wind	29.60	March 2049	July 2015
Santa Joana XV(9)	Piauí	Wind	28.90	March 2049	July 2015
Santa Joana XVI(9)	Piauí	Wind	28.90	March 2049	July 2015
Santo Antônio	Rondônia	Hydro	3,568.30	September 2047	March 2012
São Clemente	Ceará	Wind	21.00	July 2047	May 2020
São Januário	Ceará	Wind	21.00	July 2047	June 2020
São Manoel	Pará/Mato Grosso	Hydro	735.84	December 2049	December 2017
Serra do Facão	Goiás	Hydro	212.58	November 2040	July 2010
Sinop	Mato Grosso	Hydro	401.88	January 2050	September 2019
Teles Pires	Pará/Mato Grosso	Hydro	1,819.80	January 2047	November 2015
Três Irmãos(10)	SP	Hydro	807.50	September 2044	November 1993
Corporate projects in development
Angra 3	Rio de Janeiro	Nuclear	1,405.00	November 2067	November 2026
Cachoeira Branca	Mato Grosso do Sul	Hydro	1.05	Undefined	December 2021
Curuá-Una	Pará	Hydro	12.50	May 2038	April 2022
Santa Cruz	Rio de Janeiro	Thermal	150	Undefined	August 2021
1.

Pursuant to Ordinance No. 409, of November 13, 2020, the MME, as of January 1, 2021, designated Furnas as responsible for the Provision of the Electric Power Generation Service through the Jaguari Hydroelectric Power Plant until the assumption of the concessionaire that won the bidding for the Plant.

2.

ANEEL Ordinance No. 7,010 of May 3, 2018 authorized the expansion of installed power from 30,300 kW to 42,800kW, and extended the concession of the Curuá-Una plant for a 20-year period pursuant to Section 26, paragraph 7, of Law No. 9,427 of 1996 as of the publication of this Ordinance, subject to the start of the commercial operation of generating unit 4 until the termination date of the current concession.

3.

In 2018, ANEEL authorized the expansion of installed power from 30,300 kW to 42,800 kW and extended the concession for 20 years in accordance with Law No. 9,427/96, subject to unit 4 of the plant becoming operational. In 1965, the Brazilian Government granted the State of Pará a concession to use the hydroelectric power of Cachoeira do Palhão from the Curuá-Una waterway. The following year, the Brazilian Government transferred the concession to Centrais Elétricas do Pará S.A. (“CELPA”). In 1998, ANEEL determined that the concession would expire in 2028. In 2005, CELPA sold the concession to Eletronorte.

4.	The Roberto Silveira (Campos) Plant is no longer in operation pursuant to ANEEL’s decision No. 708/2019.
5.	ANEEL was requested to extend the concession according to the legal terms and deadline through the REQ.GCO.P.027.2013 application, of July 5, 2013. The concession remains in force.
6.

Furnas acquired its partner’s participation of the shared hydroelectric plant through energy purchase contracts, which considers the physical guarantee and the total generation of each hydroelectric plant.

7.	The shares of the SPEs Caiçara I S.A., Caiçara II S.A., Junco I S.A. and Junco II S.A were merged into Vamcruz I Participações S.A.
8.	The shares of the SPEs Santa Joana I, III, IV, V, VII and Santo Augusto IV Energias Renováveis S.A. were merged into Chapada do Piauí II Holding S.A.
9.	The shares of the SPEs Santa Joana IX, X, XI, XII, XIII, XV and XVI Energia Renováveis S.A. were merged into Chapada do Piauí I Holding S.A.
10.	Tijoá operates Três Irmãos pursuant to a special administration regime (Law No. 12,783/13) since October 2014.

11.	Merger of the Pindaí Complex with Chesf as of April 2021.
12.

Such hydraulic plants had their former concession agreement No. 06/2004 replaced by the new concession agreement No. 001/2022. These new concessions were granted as part of our Privatization process in accordance with Law No. 14,182 of July 12, 2021.

13.	New concession agreement entered into between ANEEL and Eletronorte No. 002/2022 in respect of Tucuruí, Curuá-Una and Coaracy Nunes plants with a 30-year-long term.
14.

The termination date of the concesion for the Corumbá I, Estreito, Funil, Furnas, Marimbondo, P. Colômbia, Itumbiara and Masc. de Moraes plants is June 17, 2052 as established in Annex II of the concession agreement No. 003/2022 entered into between Furnas and ANEEL on June 17, 2022.

15.

The extension of this concession was requested to ANEEL within the applicable deadline and under the applicable conditions via the request REQ.GCO.P.027.2013 of July 5, 2013. The existing terms of this concession remain in force.

Exchange of Information with Russia

In September 2021, Eletronuclear and Russian state-owned atomic energy company (Rosatom) entered into a non-binding memorandum of understanding to exchange information on new large-scale nuclear power plant projects. The agreement also includes data exchange on small modular ground and floating reactors, nuclear fuel cycle, life cycle support for new plants, as well as life extension and technology development related to the nuclear sector. Further, the agreement does not imply any contractual or financial commitment for any of the parties.

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

Types of Plants

For the year ended December 31, 2022, we only considered the electricity generated by Eletronuclear until June 2022 as a result of the corporate reorganization following our Privatization. We never accounted for the electricity generated by Itaipu even before our Privatization.

Hydroelectric power plants accounted for 91.0%, 83.0% and 85.3% of our total power generated as of December 31, 2022, 2021 and 2020, respectively.

We also generate electricity through our thermal, nuclear, wind and solar plants. Thermal plants accounted for 3.2% of our total power generated as of December 31, 2022, compared to 6.1% as of December 31, 2021, and 4.4% as of December 31, 2020. Nuclear plants accounted for 4.4% of our total power generated as of December 31, 2022, compared to 9.2% as of December 2021, and 8.2% as of December 31, 2020. Wind plants accounted for 1.3% of our total power generated as of December 31, 2022, compared to 1.6% as of December 31, 2021, and 2.2% as of December 31, 2020. Solar plants accounted for less than 1% of all our installed capacity for the years 2022, 2021 and 2020, representing an insignificant percentage of our total power generated.

The following table sets out the total amount of electricity generated in the periods indicated, measured in megawatt-hours by type of plant:

	As of December 31,
	2022	2021	2020

	(MWh)
Types of Plants
Hydroelectric(1)	148,264,820.20	120,905,435.38	133,882,689.77
Thermal	5,259,825.59	8,893,705.85	6,837,801.00
Nuclear(2)	7,155,224.05	13,461,666.51	12,866,462.32
Wind(3)	2,196,895.32	2,365,186.99	3,404,121.37
Total	162,876,765.16	145,625,994.73	156,991,074.46
1.	Excluding electricity generated by the Itaipu plant.
2.	For the year ended December 31, 2022, we only considered the electricity generated by Eletronuclear until June 31, 2022 as a result of the corporate reorganization following our Privatization.

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

As of December 31, 2022, we owned and operated 32 hydroelectric plants. In addition, we hold participations in Peixe Angical (40%), Jirau (40%), Serra do Facão (54.013%) Retiro Baixo (49%), Foz do Chapecó (40%), Baguari (15%), Dardanelos (49%), Santo Antônio (72.36%), Teles Pires (49%), Três Irmãos (49.9%), Belo Monte (49.98%), São Manoel (33.33%) and Sinop (49%) plants. We have participations in the Serra Mesa (48.46%), Manso (70%) and Mauá (49%). These plants are accounted as equity method investees and are not consolidated. As a result of our Privatization, we no longer hold an interest in Itaipu. See “Item 4. Information on the Company—A. History and Development—Privatization” for further details.

The ONS is solely responsible for determining how much electricity each of our plants should generate per year. As of December 31, 2022, the total installed capacity of our hydroelectric plants was 40,353.9 MW (including our participations in the SPEs referred to above). The following table sets out information with respect to hydroelectric plants owned by us and with partners as of December 31, 2022, and for the year then ended:

	Installed Capacity	Assured Energy(1)	Began Service

	(MW)
Hydroelectric plants:
Anta	28.00	15.90	August 2018
Baguari(2)	140.00	84.70	September 2009
Balbina	249.75	132.30	January 1989
Barra do Rio Chapéu	15.15	8.61	February 2013
Batalha	52.50	48.80	May 2014
Belo Monte (3)	11,233.10	4,571.00	April 2016
Boa Esperança (Castelo Branco)	237.30	135.90	April 1970
Coaracy Nunes	78.00	62.60	December 1975
Complexo de Paulo Afonso(4)	4,279.60	2,113.80	January 1955
Corumbá I	375.00	217.40	October 1996
Curemas	3.52	1.00	January 1957
Curuá-Una	42.80	30.40	January 1977
Dardanelos(5)	261.00	154.90	August 2011
Foz do Chapecó(6)	855.00	427.20	October 2010
Funil	216.00	115.00	March 1970
Funil (Chesf)	30.00	10.91	August 1962
Furnas	1,216.00	582.00	September 1963
			March 1985
Itumbiara	2,082.00	948.90	April 1980
Jaguari	27.60	13.30	January 1972
João Borges	19.00	10.14	July 2013
Luis Carlos Barreto (Estreito)	1,050.00	495.40	March 1969
Luiz Gonzaga (Itaparica)	1,479.60	911.10	June 1988
Manso (70%)(7) (9)	210.00	87.80	November 2000
Marimbondo	1,440.00	689.70	October 1975
Mascarenhas de Moraes	476.00	289.50	April 1957
Gov. Jayme Canet Jr. (Previously Mauá)(8)	363.14	197.70	November 2012
Passo São João	77.00	41.10	March 2012
Pedra	20.01	3.74	November 1978
Peixe Angical(9)	498.75	280.50	June 2006
Porto Colômbia	320.00	186.00	June 1973
Retiro Baixo(10)	82.00	36.60	March 2010
Samuel	216.75	92.70	July 1989
Santo Antônio(11)	3,568.30	2,424.20	March 2012
São Domingos	48.00	36.40	June 2013
São Manoel(12)	735.84	430.40	December 2017
Serra da Mesa (48.5%)(7) (15)	1,275.00	637.50	April 1998
Serra do Facão(13)	212.58	178.80	July 2010
Simplício	305.70	175.40	June 2013
Sinop(14)	401.88	242.80	September 2019
Sobradinho	1,050.30	504.50	November 1979
Teles Pires	1,819.80	939.40	November 2015
Três Irmãos(15)	807.50	217.50	November 1993
Tucuruí	8,535.00	4,019.10	December 1984
Xingó	3,162.00	2,042.40	December 1994
1.

Assured energy is the maximum amount per year that each plant is permitted to sell in auctions/supply to the Interconnected Power System, an amount determined by ONS. Any energy produced in excess of assured energy is sold in the Free Market.

2.	We own 15% of the Baguari plant. Figures in this table refer to the entire capacity/utilization of the plant.

3.	24 generator units in commercial operation that amount to 11,233.10 MW.
4.	Complexo de Paulo Afonso has five plants.
5.	We own 49% of the Dardanelos plant. Figures in this table refer to the entire capacity/utilization of the plant.
6.	We own 40% of the Foz do Chapecó plant. Figures in this table refer to the entire capacity/utilization of the plant.
7.	We own 48.46% of the Serra Mesa plant and 70% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.
8.	We own 49% of the Mauá plant. Figures in this table refer to the entire capacity/utilization of the plant.
9.	We own 40% of the Peixe Angical plant. Figures in this table refer to the entire capacity/utilization of the plant.
10.	We own 49% of the Retiro Baixo plant. Figures in this table refer to the entire capacity/utilization of the plant.
11.	We own 72.36% of the Santo Antônio plant. As of December 31, 2022, the installed operating capacity was 3.568.30 MW.
12.	We own 33.33% of the São Manoel plant. Figures in this table refer to the entire capacity/utilization of the plant.
13.	We own 54.01% of the Serra do Facão plant. Figures in this table refer to the entire capacity/utilization of the plant.
14.	Two generator units in commercial operation that amount to 401.88 MW.
15.	We own 49.9% of the Três Irmãos plant. Figures in this table refer to the entire capacity/utilization of the plant.

The following table describes the energy generated by the hydroelectric plants owned by us, the assured energy and the actual operational utilization as of December 31, 2022. We have converted the measurement of the assured energy to MWh so that we can compare it against the energy generated.

			Actual Operational
	Assured Energy	Generated Energy(1)	Utilization(4)

	(MWh)		(%)
Hydroelectric plants:
Anta	139,284.00	126,676.11	91%
Balbina	1,158,948.00	1,355,781.28	117%
Barra do Rio Chapéu	75,423.60	76,154.63	101%
Batalha	427,488.00	225,981.22	53%
Boa Esperança (Castelo Branco)	1,190,484.00	1,223,699.90	103%
Coaracy Nunes	548,376.00	508,709.84	93%
Complexo de Paulo Afonso	18,516,888.00	13,023,227.78	70%
Corumbá I	1,904,424.00	1,341,416.55	70%
Curemas	8,760.00	0.01	—%
Curuá-Una	266,304.00	260,222.44	98%
Funil(Furnas)	1,007,400.00	737,591.93	73%
Funil (Chesf)	95,571.60	20,988.32	22%
Furnas	5,098,320.00	4,013,076.26	79%
Itumbiara	8,312,364.00	5,010,144.43	60%
Jaguari	116,508.00	52,511.84	45%
João Borges	88,826.40	65,893.00	74%
Luis Carlos Barreto (Estreito)	4,339,704.00	3,066,651.76	71%
Luiz Gonzaga (Itaparica)	7,981,236.00	6,186,093.50	78%
Manso (70%)(2)	769,128.00	459,236.40	60%
Marimbondo	4,529,195.37	6,041,772.00	75%
Mascarenhas de Moraes	2,536,020.00	1,986,628.21	78%
Gov. Jayme Canet Jr. (Previously Mauá)(3)	1,731,852.00	1,941,228.97	112%
Passo São João	360,036.00	277,634.54	77%
Pedra	32,762.40	44,579.65	136%
Porto Colômbia	1,629,360.00	1,450,424.83	89%
Samuel	812,052.00	818,571.59	101%
São Domingos	318,864.00	227,746.06	71%
Serra da Mesa(2)	5,584,500.00	3,013,141.75	54%
Simplício	1,536,504.00	1,416,696.66	92%
Sobradinho	4,419,420.00	3,932,108.82	89%
Tucuruí	35,207,316.00	32,666,855.80	93%
Xingó	17,891,424.00	15,179,179.87	85%
Total	130,147,320.00	105,238,049.33	81%
1.	Excluding (i) Itaipu, which is owned equally by Brazil and Paraguay; and (ii) any energy generated through our participation in SPEs.
2.	We own 48.46% of the Serra Mesa plant and 70% of the Manso plant. Figures in this table refer to the entire capacity/utilization of the plant.
3.	We own 49% of the Mauá plant. Figures in this table refer to the entire capacity/utilization of the plant.
4.

The hydroelectric plants with utilization above 100% relates to favorable hydrological conditions and the determination of the dispatch by the ONS. For the ones with utilization percentages below 50%, it relates to power plants that were in maintenance.

Our largest hydroelectric plant is Tucuruí and Eletronorte holds a concession through 2052. For information about the end of our concessions for all of our hydroelectric power plants operated by Chesf, Eletronorte and Furnas, see “Item 4. Information on the Company – B. Business Overview–Concessions.”

Hydroelectric utilities in Brazil are required to pay a royalty fee of 6.7% of the power generated to the Brazilian states and municipalities in which a plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources. Fees are established independently by each state and/or municipality as applicable and are based on the amount of energy generated by each utility and are paid directly to the states and municipalities. Fees for the states and municipalities in which we operate were R$637 million for the year ended December 31, 2022, R$474 million for the year ended on December 31, 2021 and R$547 million for the year ended on December 31, 2020. These fees are included as operating costs in our Consolidated Financial Statements.

We have financed and intend to continue to finance these plants from cash flow from operations, future indemnification payments received pursuant to Law No. 12,783/13, receivables from loans granted to Itaipu and, if necessary, from financing obtained in the domestic and international capital markets and/or multilateral agencies as well as asset disposals.

Thermal Plants

As of December 31, 2022, we owned and operated 5 thermal plants. Thermal plants include coal and gas power generation units. The total installed capacity of our thermal plants was 1,482 MW as of December 31, 2022, compared to 1,505 MW as of December 31, 2021 and 1,595 MW as of December 31, 2020.

The following table sets out information regarding our thermal plants as of December 31, 2022:

			Actual Operational
	Assured Energy	Generated Energy(1)	Utilization(4)

	(MWh)		(%)
Aparecida	1,314,000.00	648,392.62	49%
Candiota III - Phase C	2,298,624.00	1,591,524.79	69%
Mauá 3	4,444,824.00	2,302,398.32	52%
Roberto Silveira (Campos)(2)	183,084.00	—	—%
Santa Cruz(3)	2,460,158.40	651,607.55	26%
Total	10,700,690.40	5,193,923.28	49%
1.	Generated Energy does not include energy generated through our participation in SPEs or isolated systems.
2.	TPP Roberto Silveira (Campos) is not in commercial operation.
3.	The concessionaire has requested that ANEEL extend the concession. The conditions of this concession remain in force.
4.

The hydroelectric plants with utilization above 100% relates to favorable hydrological conditions and the determination of the dispatch by the ONS. For the ones with utilization percentages below 50%, it relates to power plants that were in maintenance.

Each of our thermal plants operates on coal, gas or oil. The fuel for the thermal plants is delivered by road, rail, pipeline or waterway, depending on the location of the relevant plant.

We try to operate our thermal plants at a consistent, optimal level in order to provide a constant source of electricity production. Our thermal plants are significantly less efficient and have significantly shorter useful lives than our hydroelectric plants. We incurred gross expenditure for fuel purchased for energy production of R$2.1 billion as of December 31, 2022, compared to R$1.9 billion as of December 31, 2021, and R$1.6 billion as of December 31, 2020, which were reimbursed to us from the CCC Account in accordance with Law No. 12,111/09.

As we sold our six distribution companies by April 2019, we significantly decreased our reliance on reimbursements from the CCC Account, for further information on the sale of our distribution companies see “Item 4. Information on the Company—A. History and Development—Sale of our Distribution Business.” Currently, only Eletronorte operates and generates energy in the Isolated System and is reimbursed by the CCC Account for any generation costs that exceed the average generation cost on the Regulated Market. The Brazilian Government created the CCC Account in 1973 to establish financial reserves to cover the costs of acquiring fossil fuels to be used in the thermal plants of the Interconnected Power System.

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

The following tables set forth information relating to the price paid and amount of fuel purchased for use in our thermal plants in the periods indicated:

	Year ended December 31,
	2022	2021	2020

	(R$thousands)
Type of fuel
Coal	168,389	168,286	76,408
Light oil	3,247	2,263	13,175
Crude Oil	8,348	5,979	3,893
Gas	1,984,121	2,801,837	2,095,779
Others (tons)	296,556	524,464	500,959
Total	2,460,661	3,502,829	2,690,213

	Year ended December 31,
	2022	2021	2020
Type of fuel
Coal (tons)	1,868,814	2,132,788	1,105,836
Light oil (liters)	586,982	614,857	3,916,625
Crude Oil (tons)	1,767	2,406	2,635
Gas (m3)	1,003,490,100	1,723,188,899	1,355,630,069
Others (tons)	63,930	101,466	67,327

Nuclear Plants

Nuclear power plants represent approximately 1.1% of the total installed electricity generation capacity in Brazil as of December 31, 2022. Pursuant to the Brazilian Constitution, the ownership and operation of nuclear power plants must remain a monopoly of the Brazilian state. Until our Privatization, Eletronuclear was our wholly-owned subsidiary. As of December 31, 2022, we own 35.90% of the voting capital and 67.95% of the total share capital of Eletronuclear.  The remaining shares are owned by ENBPar, which is directly controlled by the Brazilian Government. See “Item 4. Information on the Company—A. History and Development—Privatization” for further information.

Eletronuclear has two operating nuclear power plants, Angra 1, with an installed capacity of 640 MW and Angra 2, with an installed capacity of 1,350 MW.

The following table sets out information regarding our Angra 1 and Angra 2 nuclear plants as of December 31, 2022 and for the year then ended:

	Installed Capacity	Generated Energy(1)	Assured Energy(2)	Began Service(3)

	(MW)	(MWh)
Nuclear plant:
Angra 1	657	4,872,780.295	4,465,848.000	January, 1985
Angra 2	1,350	9,686,314.146	10,553,172.000	September, 2000
Total	2,007	14,559,094.440	15,019,020.000

Gross Generated Energy.

1.	For our nuclear plants, assured energy is defined by the MME.
2.	Commercial operation in: Angra 1 – January 1985 and Angra 2 – September 2000.

Angra 1 operated at 86.27% capacity as of December 31, 2022 in line with industry standards. Accordingly, the gross generated energy of Angra 1 was 4,872,780.295 MWh until December 31, 2022.

Angra 2 operated at 80.16% capacity as of December 31, 2022 in line with industry standards. Accordingly, the gross generated energy of Angra 1 was 9,686,314.146 MWh until December 31, 2022.

The main material used in the generation of thermonuclear electricity is nuclear fuel, which is supplied in Brazil solely and exclusively by INB, a company now controlled by ENBPar. On February 24, 2022, Eletronuclear and INB entered into an agreement to supply fuel components, which covers five refills for each of the plants currently in operation (Angra 1 and Angra 2) starting in 2022. INB was transferred to ENBPar, and is no longer dependent on the Brazilian Treasury, which means it is no longer subject to the budget constraints of the Brazilian Government, which reduced INB’s budgetary risk.

As of December 31, 2022, the decommissioning cost (at present value) of Angra 1 and Angra 2, was estimated at R$1.6 billion and R$1.0 billion, respectively. Eletronuclear estimates the economic useful life of these plants to be 40 years. However, there are studies to extend the useful life of Angra 1. Eletronuclear makes monthly provisions for the estimated present values of the decommissioning costs related to Angra 1 and Angra 2 to be paid to a federal fund managed by Banco do Brasil. The plant has a 40-year operating license, which expires in 2024. In October 2019, Eletronuclear filed a licence renewal request for Angra 1 until 2044 with CNEN. The amount of this provision is supported by a Decommissioning Cost Estimate (“DCE”) developed by Eletronuclear and applied to the National Safety Authority in 2018. The DCE is included in the last version of Preliminary Decommissioning Plan. Pursuant to CNEN norms a new Decommissioning Cost Estimate (“DCE”) must be developed by Eletronuclear in 2023. As of the date of this annual report, the DCE has not yet been developed by Eletronuclear.

The annual revenues of Eletronuclear are established by ANEEL. In 2022, the annual revenue established by ANEEL was R$4.7 million. Approximately 77 Brazilian utilities have a quota obligation to source energy from Eletronuclear. These utilities are responsible for paying Eletronuclear`s revenue and their obligations were defined in ANEEL Resolutions No. 2,998/2021 and 3,002/2021. ANEEL has also established incentive targets to help align Eletronuclear’s operations with Brazilian market expectation. The overall performance is measured by the difference between the energy delivered to the market in one year and the target defined by ANEEL in the same year. As the overall performance by Angra 1 and 2 were below the targets defined by ANEEL during 2020, the incentive target resulted in a refund of R$164.8 million in 2021.

Eletronuclear started construction of Angra 3 during the second half of 2009. In March 2009 and May 2010, IBAMA and CNEN issued, respectively, the installation license and the construction license for Angra 3. The Angra 3 plant is estimated to have a generation capacity of 1,405 MW.

Construction stopped in 2015 when the media reported allegations of potential illegal activities by companies that provide services to Eletronuclear in relation to Angra 3. In addition, Eletronuclear failed to make certain capital contributions required by loan agreements with BNDES and Caixa Econômica Federal. Eletronuclear is continuing to make the minimum payments required to preserve the existing plant infrastructure and to maintain the equipment and materials already purchased out of receivables from Angra 1 and Angra 2.

Eletronuclear estimates that the resumption of the project with sustainable conditions requires a further investment of R$19.4 billion. If Eletronuclear receives the necessary funding and is in a financial condition to make further investments in this project in conjunction with Eletrobras pursuant to the Eletronuclear Investment Agreement, Eletronuclear currently estimates that Angra 3 could commence operations by the end of 2027. To achieve this, Eletronuclear hired Alvarez e Marsal — A&M in April 2018 to assist it in (i) structuring the necessary business model; (ii) the Angra 3 tariff review claim; and (iii) the financial and operational structuring of a potential partnership with a foreign investor.

To make a partnership attractive for potential investors, Eletronuclear applied to CNPE for a review of the tariff for Angra 3. On October 9, 2018, CNPE granted its request for a revised tariff (including taxes) of R$480 per MWh with a reference date of July 2018. In addition, CNPE requested that the MME through the CPPI defines the exact business model to form the framework for the partnership. In July 2019, a presidential decree was published, qualifying Angra 3 in the Investment Partnership Program. Eletronuclear also hired BNDES as a consultant in the ongoing evaluation of the business model for the completion of Angra 3.

In 2020, following the approval by the CPPI, we approved the Critical Line Acceleration Plan for the Angra 3 project, with the forecast of investment at Eletronuclear, through AFACs, of R$1.2 billion in 2020 and R$2.4 billion in 2021, to enable the resumption of construction of the Angra 3 plant.

The main objective of the acceleration plan is to preserve the plant’s start-up date, scheduled for July 2028. The acceleration plan will occur in parallel with the execution of the structuring of the model selected by the CPPI and does not compete with the solution for the complete project being worked on by BNDES.

Law No. 14,120/2021 establishes a legal framework for several issues related to the project, including the further revision of the tariff, which is yet to be published

However, in order for any partnership and the resumption of the project to be successful, the financial condition of Eletronuclear has to improve significantly as the business model requires cash flows of almost R$60 million per month, or about R$0.7 billion per year to be invested by Eletronuclear in Angra 3. In order to achieve this, Eletronuclear will be required to renegotiate its current debt with its creditors while the Angra 3 project is restructured. Therefore, Eletronuclear will be required to negotiate waivers with creditors such as BNDES and Caixa Econômica Federal to postpone certain payments until the commencement of operations of Angra 3 as well as renegotiate other loan agreements required for the completion of the project. As of the date of this annual report, Eletronuclear has been complying with all its financial obligations and other covenants under its outstanding financing agreements. The BNDES contract required Eletronuclear to establish a reserve account. BNDES and Eletronuclear are currently negotiating a waiver to extend the deadline for the establishment of this requirement until June 15, 2024. Eletronuclear is also currently negotiating certain to for its loans with Caixa Econômica Federal and BNDES, with the assistance of Service C entered into with BNDES as a part of the Angra 3 recommencement project. The Service C consortium is responsible for providing financial advisory services for restructuring the current debt, raising new funds and identifying potential lenders.

Additionally, on October 20, 2021, the National Council for Energy Policy – CNPE issued its Resolution No. 23, establishing the parameters for the tariff by BNDES, ensuring adequate returns for their investments.

We have recorded impairments in respect of Angra 3. As of December 31, 2021, the amount of impairment, accumulated and recognized on our balance sheet, totaled R$4.5 billion. In 2021, progress was made in studies and measures have been taken for the resumption of work at Angra 3. Also, legal advances, such as the publication of Law 14,120/21 and CNPE Resolution No. 22, have established the parameters of calculation of the tariff for the sale of energy at Angra 3 and guarantee the economic-financial balance of the project. However, without the formal definition of the energy tariff approved by the legislature, there was no change in the provisions for impairment in 2021. For further information, see notes 21 and 23 to our Consolidated Financial Statements and “Item 3.D Key Information—Risk Factors—Risks Relating to our Financial Condition—We may incur substantial financial liabilities until we complete the construction of the Angra 3 nuclear power plant.”

In February 2022, Eletronuclear signed a service agreement allowing the resumption of the work on the Angra 3 Plant, within the scope of the Critical Path Acceleration Plan between Eletronuclear and the consortium formed by Ferreira Guedes, Matricial and ADtranz. Among the main measures included in the Critical Path Acceleration Plan is the conclusion of the concrete superstructure of the Angra 3 reactor building, followed by a bidding process to hire the company or consortium that will complete the plant’s construction and electromechanical assembly. During the second half of 2022, the consortium restarted the concreting of the plant.

The Eletrobras Privatization Law required us to enter into the Eletronuclear Investment Agreement, for further details see “Item 10. Additional Information – C. Material Contracts.”

Shutdowns and strikes in the last three fiscal years

In 2020 we did not experience any strikes or shutdowns.

In 2021, we experienced a strike from July 15 to 17, 2021 related to external political factors affecting our industry and, accordingly, the striking employees did not present demands to us. The strike did not have a material financial or operational impact on us.

In 2022, we experienced a strike from January 17 to February 9, 2022. Following a period of suspension, the strike was resumed on February 25, 2022. The strike was again suspended March 9, 2022. In 2023, we did not experience any strikes until the date of filing of this annual report.

The 2022 strike was related to various issues, such as health care benefits, the 2018 and 2021 profit sharing programs (PLR), travelling per diems, and overtime in remote working, and disagreements on issues involving with certain aspects of our Privatization. There are suits filed with the Superior Labor Court (TST) that are still pending trial, in order to resolve the controversies related to the strikes under applicable labor legislation and our collective bargaining agreements (Acordos Coletivos de Trabalho). None of the strikes in 2021 or 2022, had a material economic or operational impact on us."

Sales of Electricity Generated

We sold R$24.0 billion of electricity in the year ended December 31, 2022, compared to R$21.3 billion of electricity in the year ended December 31, 2021, and R$18.9 billion of electricity in the year ended December 31, 2020. These sales are made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers.

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

	Year Ended December 31,
	2022		2021		2020
	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)
Supply(1)(2)	55,586,428	14,104,623	58,676,767	11,836,975	64,393,133	10,762,106
Provision(2)	18,797,503	3,925,510	18,136,906	3,334,527	17,918,304	2,661,499
CCEE	—	1,159,158	—	3,090,100	—	1,380,535
Operating and maintenance revenues	65,384,377	4,676,630	65,384,377	4,220,474	65,446,685	3,982,409
Plants’ construction revenues	—	7,324	—	82,205	—	37,800
Return rate updates - Generation	—	—	—	—	—	—
Itaipu on lending	—	287,610	—	65,831	—	(13,565)

1.For purposes of this table, we did not account for Eletronuclear for 2022.

2.Includes the SPEs under our control. SAESA started to be consolidated starting from September 30, 2022.

As set out in the footnotes to the table above, the amounts presented for 2022 do not include Eletronuclear. For comparative terms, in 2021 Eletronuclear represented a revenue of R$3.4 billion, having sold 13,776,852 MWh of energy accounted for in the supply line.

Likewise, SAESA started to be consolidated only since September 30, 2022, representing an additional revenue for 2022 of R$2.4 billion, having sold 11,445,214 MWh of energy accounted for in the supply line, and an additional revenue of R$66 million representing 231,966 MWh of energy sold in the provision line.

In 2021, we imported energy from Uruguay due to unfavorable hydrological conditions in Brazil, representing an increase of R$1.7 billion in 2021. In 2022, there was a reduction in the volume of imported energy, due to the higher volume of rain in Brazil, representing a reduction of R$1.9 billion in 2022.

With respect to supply contracts, the amount that we receive from each sale is determined based on a “capacity charge” and “energy charge” (or sometimes both). A capacity charge is based on a guaranteed capacity amount specified in MW and is charged without regard to the amount of electricity actually delivered. The charge is for a fixed amount (and so is not dependent on the amount of electricity supplied). In contrast, an energy charge is based on the amount of electricity used by the recipient (expressed in MWh). Through June 2022, when our interest in Itaipu was transferred to the Brazilian Government, our purchases of Itaipu electricity, and our trade of Itaipu electricity to distributors, were paid for based on a capacity charge (including a charge for transmission paid to Furnas). Some of our sales of electricity (through our subsidiaries Chesf and Eletronorte) to final consumers, especially to industrial customers, are billed based on both a capacity charge and an energy charge. With respect to auction sales, as discussed in “The Brazilian Power Industry—Regulation under the Electricity Regulatory Law,” invitations to participate in auctions are prepared by ANEEL and, in the event that we are successful, we enter into sale and purchase contracts with the relevant distribution company for an amount of electricity that is proportionate to such company’s estimated demand over the contract period.

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

In order to be compatible with the methodology applied by the MME, the direct current transmission lines extension was considered by pole instead of by section from the fourth quarter of 2020. In accordance with this new methodology, we own 66,939 km of transmission lines as of December 31, 2022, compared to 66,556 km of transmission lines as of December 31, 2021 and compared to 66,431 km of transmission as of December 31, 2020. Including subsidiaries, we owned approximately 73,887 km in operation as of December 31, 2022, 74,087 km in operation as of December 31, 2021, and 76,129 km in operation as of December 31, 2020.

Total transmission lines in 2022 included 10,308 corporate km (fully owned by us), and not renewed pursuant to Law No. 12,783/2013; 56,631 corporate km under the O&M Regime, renewed pursuant to Law No. 12,783/2013; and 6,949 km corresponding to the proportion of our stake in SPEs. Total transmission lines in 2021 included 9,408.29 km corporate (fully owned by us), and not renewed pursuant to Law No. 12,783/2013; 57,148.77 corporate km under the O&M Regime, renewed pursuant to Law No. 12,783/2013; and 7,530.21 km corresponding to the proportion of our stake in SPEs. Total transmission lines in 2020 included 9,128 km corporate (fully owned by us), and not renewed pursuant to Law No. 12,783/2013; 57,303 corporate km under the O&M Regime, renewed pursuant to Law No. 12,783/2013; and 9,698 km corresponding to the proportion of our stake in SPEs. For further information, see “—Lending and Financing Activities—Equity Participation.”

The following map shows the Brazilian transmission system, as of December 31, 2022:

As of December 31, 2022, the total length of our transmission lines, by subsidiary, were:

	Total	Voltage
	length	Levels
	(km)	(kV)
Furnas	25,742.57	25,742.57
Chesf	23,810.10	23,810.10
CGT Eletrosul	12,368.67	12,368.67
Eletronorte	11,966.07	11,966.07

As of December 31, 2022, the total length of our transmission lines, by subsidiary and by voltage level, excluding partnerships, were:

								Total
		±600 kV	525/500					Length
	765 kV	(DC)(1)	kV	345 kV	230 kV	138 kV	132/13.8kV	(km)
Company:
Chesf	0.00	0.00	5,663.03	0.00	15,678.35	462.40	195.54	21,999.32
Eletronorte	0.00	0.00	3,247.17	0.00	7,117.65	440.26	116.10	10,921.18
CGT Eletrosul	0.00	0.00	4,603.80	0.00	6,146.67	1,529.20	89.00	12,368.67
Furnas	2,698.00	3,224.00	4,893.30	6,363.30	2,435.70	1,870.30	165.00	21,649.60
Total	2,698.00	3,224.00	18,407.30	6,363.30	31,378.37	4,302.16	565.64	66,938.77
(1)	DC means “direct current.”

As of December 31, 2022, our transmission system was consisted of approximately 73,887 km of transmission lines with voltage levels equal to 230 kV or higher, including partnerships, corresponding to approximately 38.49 % of the total transmission lines in the Main Grid. The following table presents this percentage by voltage level:

			±600 kV	525/500
	±800 kV	765 kV	(DC)(1)	kV	400 kV	345 kV	230 kV	Total
Entity:
Eletrobras	22.71%	100.00%	43.73%	29.14%	0.00%	60.77%	47.68%	38.49%
Other Companies	77.29%	0.00%	56.27%	70.86%	100.00%	39.23%	52.32%	61.51%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	DC means “direct current.”

Losses of electricity in our transmission system were, for the year ended December 31, 2022, approximately 0.53% of all electricity transmitted in the system. For the years ended December 31, of 2021 and 2020, the losses were approximately 0.81% and 1.16%, respectively.

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

The amount of our RAP was R$15.8 billion as of December 31, 2022, compared to R$17.5 billion as of December 31, 2021.

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

Through our subsidiary, Furnas, we received 11,738.71 R$/MW per year on a monthly basis (as of December 31, 2022) for the transmission of electricity generated by Itaipu. The transmission charge from the Itaipu power plant is used to remunerate Furnas for the availability and exclusive use of its transmission system for this power plant. This system comprises the 750 kV AC Itaipu/Ivaiporã and the ±600 kV DC Itaipu/Ibiúna transmission lines, that are not part of the Main Grid.

Net revenues from transmission represented 41.2% of total net revenues before eliminations among our segments for the year ended December 31, 2022, compared to 41.8% for the same period in 2021.

In addition to operating and maintaining its transmission system, in accordance with the standards of performance and quality required by ANEEL, we have actively participated in the expansion of the transmission system, through concessions conducted by ANEEL, through corporate ventures or partnerships.

A major transmission project was completed in 2022, which consisted of the construction of a 192 km long 230 kV transmission line in the northeastern region of Brazil pursuant to an investment of R$105.3 million.

In 2022, we invested R$2 billion in transmission activities, of which R$252 million was invested in the implantation and expansion of our facilities, R$19 million was invested through partnerships with special purpose entities and R$1.7 billion was invested in maintenance, reinforcement and improvements, representing 86% of the total investment budget for 2022 in transmission activities in the amount of R$2.3 billion.

Lending and Financing Activities

Loans Made by Us

Brazilian law allows us to only lend to our subsidiaries. Historically, Brazilian law allowed us to act as lender to our subsidiaries and to public energy utilities under our control. While certain of these companies are no longer subsidiaries nor in our group, the majority of our loans are to related parties. Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of our operations because most companies in the industry were state-owned, allowing us to engage in lending activities to them. However, as the result of privatization, the number of companies to whom we may lend has diminished and lending is no longer a significant aspect of our business. The total amounts we recorded on our balance sheet are R$1.0 billion as of December 31, 2022, R$5.8 billion as of December 31, 2021, and R$10.9 billion as of December 31, 2020. Of this total amount, loans to Itaipu accounted for R$0.1 billion as of December 31, 2022, R$0.7 billion as of December 31, 2021, and R$4.2 billion as of December 31, 2020.

Sources of Funds

We obtain funding for our lending activities from loans from financial institutions and offerings in the capital markets of securities issued in the international and domestic market (debentures and commercial notes). As of December 31, 2022, our consolidated long-term debt exclusively associated with financings, loans and debentures was R$51.6 billion. As of December 31, 2021, our consolidated long-term debt exclusively associated with financings, loans and debentures was R$35.8 billion compared to R$35.6 billion as of December 31, 2020.

On December 16, 2022, we launched our first issuance of commercial notes in Brazil in the amount of R$6.0 billion, in single series, as per the “Term of Issuance of the First Issuance of Commercial Notes, in Single Series, for Public Distribution with Restricted Efforts, of Centrais Elétricas Brasileiras S.A.” The issued amount, remuneration and amortization of each series were as follows:

Series	Value (in R$Billion)	Interest Rate	Maturity
Single Series	R$6	CDI + 1.35%	1.5 year (bullet)

In addition, we utilize borrowings from the RGR Fund to on-lend to our subsidiaries and other electricity companies. As of December 31, 2022, 2021 and 2020, we incurred interest at 5% in respect of borrowings from the RGR Fund and charge an average administrative fee of up to 2% on funds which we on-lend to subsidiaries and other entities.

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

Material Financial Agreements

Eletrobras as debtor

In the years ended December 31, 2022, 2021 and 2020, we secured funding through (i) local loans and financing from private financial institutions; (ii) bond issuances in the foreign market; and (iii) debentures and commercial note issuances in the local market. Below is a list of our material indebtedness:

•	Bonds issued in 2020 (with maturities in 2025 and 2030);
•	Commercial notes and debenturs issued by us and our subsidiaries;
•	Loans from BNDES (direct and pass-through); and
•	Loans from Petrobras and Vibra Energia due to the privatization of our former distribution subsidiaries.

The above financial agreements represent 86.93% of the debt raised by us. As of December 31, 2022, our aggregate debt was R59.1 billion (R$44.0 billion as of December 31, 2021 and R$47.0 billion as of December 31, 2020).

The level of our indebtedness as of December 31, 2022 set out above, now also includes the indebtedness of SAESA as Furnas increased its stake in SAESA 72.36% and subsequently acquired control of the entity.  This led to a consolidation of SAESA’s indebtedness of R$20.1 billion in our Consolidated Financial Statements since September 30, 2022.

Further, below is a summary of early redemption clauses included in our financings:

Loan and Program Agreements – Kreditanstalt für Wiederaufbau: The 2012 Loan and Program Agreement (KfW) provides that a change in the legal status, change in control or change in the debtor’s business objectives is an event of default, provided that such change, in KfW’s reasonable judgment, could be materially harmful to the interests of KfW. Furthermore, the agreement provides that we may not encumber or sell the financed assets before the debt is settled without the prior consent of the creditor.

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

•

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

•	failure, by the debtor (1) to maintain the ratio obtained by dividing Net Debt by Adjusted EBITDA below (a) 4.0x in fiscal year 2019; and (b) 3.75x times from the 2020 fiscal year.

Second Debentures Issuance due 2029: The obligations under the Indenture for our 2nd Issuance of Debentures may be declared due in advance in the following cases, among others:

•

(a) change in the direct or indirect shareholding control of our relevant subsidiaries (as detailed in the indenture); (b) occurrence of corporate restructurings involving us or our relevant subsidiaries, unless the corporate restructuring occurs within the Issuer’s economic group and provided that it does not result in the segregation of our relevant subsidiaries (as detailed in the indenture); (c) disposal of goods and assets, including equity interests, by us and/or our relevant subsidiaries, with individual or aggregate value detailed in the indenture and subject to certain exceptions; (d) redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends in advance, income in the form of interest on equity or any other payments by us to our shareholders, in any capacity, in case we are in default with any of our obligations established in the indenture, except, however, the payment of the mandatory minimum dividend provided for in our bylaws and the portion of the net income allocated to the Special Reserve of Retained Dividends provided for in paragraphs 3, 4 and 5 of article 202 of the Brazilian Corporate Law. In addition, in the event of a Risk Change Event (as defined in the indenture) as a result of a change in control, we will be obliged to make an offer to acquire the debentures for an amount equivalent to the unit face value of the debentures or updated unit face value of the debentures, as applicable, plus applicable interest due up to the date of acquisition (all as defined in the indenture); and

•	our failure to maintain the index obtained by dividing the Net Debt by the Adjusted EBITDA of less than (a) 4.0x in fiscal year 2019; and (b) 3.75x from the 2020 fiscal year, under the indenture.

Third Debentures Issuance due 2031: The obligations under the Indenture for our 3rd Issuance of Debentures may be declared due in advance in the following cases, among others:

•

change in the direct or indirect shareholding control of our relevant subsidiaries (as detailed in the indenture); (b) occurrence of corporate restructurings involving us or our relevant subsidiaries, unless the corporate restructuring occurs within the Issuer’s economic group and provided that it does not result in the segregation of our relevant subsidiaries (as detailed in the indenture); (c) disposal of goods and assets, including equity interests, by us and/or our relevant subsidiaries, with individual or aggregate value detailed in the indenture and subject to certain exceptions; (d) redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends in advance, income in the form of interest on equity or any other payments made by our shareholders, in any capacity, in case we are in default with any of its obligations established in the indenture, except, however, the payment of the mandatory minimum dividend provided for in our bylaws and the portion of the net income allocated to the Special Reserve of Retained Dividends provided for in paragraphs 3, 4 and 5 of article 202 of the Brazilian Corporate Law. In addition, in the event of a Risk Change Event (as defined in the indenture) as a result of a change in control, we will be obliged to make an offer to acquire the debentures for an amount equivalent to the unit face value of the debentures or updated unit face value of the debentures, as applicable, plus applicable interest due up to the date of acquisition (all as defined in the indenture); and

•

our failure to maintain the index obtained by dividing the Net Debt by the Adjusted EBITDA of less than 3.75x at the end of each fiscal year, the first calculation being based on the year ended December 31, 2021, under the indenture.

First Commercial Notes Issuance: The obligations under the Indenture for our First Issuance of Commercial Notes may be declared due in advance in the following cases, among others:

•

(a) change in the direct or indirect shareholding control of our relevant subsidiaries (as detailed in the Term of Issuance); (b) occurrence of corporate restructurings involving us or our relevant subsidiaries, unless the corporate restructuring occurs within the Issuer’s economic group and provided that it does not result in the segregation of our relevant subsidiaries (as detailed in the Term of Issuance); (c) disposal of goods and assets, including equity interests, by us and/or our relevant subsidiaries, with individual or aggregate value detailed in the indenture and subject to certain exceptions; (d) redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends in advance, income in the form of interest on equity or any other payments made by our shareholders, in any capacity, in case we are in default with any of its obligations established in the indenture, except, however, the payment of the mandatory minimum dividend provided for in our bylaws and the portion of the net income allocated to the Special Reserve of Retained Dividends provided for in paragraphs 3, 4 and 5 of article 202 of the Brazilian Corporate Law. In addition, in the event of a Risk Change Event (as defined in the Term of Issuance) as a result of an Acquisition of Control, we will be obliged to make an offer to acquire the Commercial Notes for an amount equivalent to the unit face value of the notes or updated unit face value of the notes, as applicable, plus applicable interest due up to the date of acquisition (all as defined in the Term of Issuance); and

•

our failure to maintain the index obtained by dividing the Net Debt by the Adjusted EBITDA of less than 3.75x at the end of each fiscal year, the first calculation being based on the year ended December 31, 2022.

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

In March 2020, we transferred to Eletronorte 497,946,334 common shares representing the capital stock of Amazonas GT, according to the 176th Extraordinary General Meeting, in the amount of R$3.1 billion.

In August 2020, we increased the capital of SPE Chapada do Piauí I Holding by issuing 17,150,000 common shares for $17.1 million.

In September 2020, we sold our (i) 49.5% stake in SPE MTE to Evoltz Participações S/A for R$251 million; and (ii) 49% shareholding in SPE Eólica Mangue Seco 2 to the Fundo de Investimento em Participações Multiestratégia Pirineus (FIP Pirineus) for R$27.6 million.

Also, in September, Eletronuclear’s capital was increased by R$1.9 billion through the issuance of 22,081,709,937 shares 17,256,190,449 common shares and 4,825,519,489 preferred shares, the conversion of AFACs of R$850 million and financial credits of R$1.0 billion.

In October 2020, we sold our 49% stake in SPE Eólica Mangue Seco 2 to FIP Pirineus for R$27.6 million.

In November 2020, we sold our 99.99% equity interests in SPEs Eólica Santa Vitória do Palmar Holding S.A. (78%), Hermenegildo I S.A., Hermenegildo II S.A., Hermenegildo III S.A. and Chuí IX S.A., for R$415.7 million.

In December 2020, we sold to AES Holding Brasil II S.A 4.77% of our stake in AES Tietê Energia, 1,509,602 units, or 0.38%, of AES Tietê’s capital stock for R$25.9 million.

In January 2021, our SPEs Complexes Pindai I (Angical 2, Acauã, Arapapá, Caititú 2, Caititú 3, Carcará, Corrupião 3, Teiú 2), Pindai II (Coqueirinho 2 and Papagaio) and Pindai III (Tamanduá Mirim 2) were merged into Chesf for R$20.6 million.

In January 2021, Banco Itaú sold 1,567 common shares of Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), and disposed of 1,798,788 preferred shares of CTEEP, in compliance with a court order as shown below. As a result, our equity interest in CTEEP was reduced from 35.38% to 35.10%.

In February 2021, the shareholders of Companhia Estadual de Geração e Transmissão de Energia Elétrica (CEEE-T) approved at an Extraordinary General Meeting, the partial split of the company with the transfer of the split to Companhia Estadual de Geração de Energia Elétrica (CEEE-G). As a result, we will hold an equity interest in CEEE-T and CEEE-G.

In February 2021, Furnas acquired the 1% of the capital of Transenergia Goiás S.A (“TGO”) which it did not own for R$1.0 million.

In March 2021, 1,954 preferred shares of CTEEP were sold as a result of a court order. Also, on that month, SPEs Complexos Pindaí – Pindaí I (Angical 2, Acauã, Arapapá, Caititú 2, Caititú 3, Carcará, Corrupião 3 and Teiú 2), Pindaí II (Coqueirinho 2 and Papagaio) and Pindaí III (Tamanduá Mirim 2) merged into Chesf with Chesf retaining its 100% ownership interest in these SPEs.

In May 2021, a sale of 154,422 preferred shares and 36,980 common shares of CTEEP reduced our equity interest from 35.10% to 35.08%.

In May 2021, Camargo Corrêa transferred their shares (28,546,844) in Serra do Facão Energia S.A. to Furnas (83.06%) and DME Energética S.A. (16.94%). Furnas ended up with 43.02% of Serra do Facão Energia S.A. shares.

In June 2021, CGT Eletrosul acquired 49% of CEEE-T’s stake in FOTE for R$83 million.

In July 2021, we did not participate in a capital increase of Companhia Estadual de Distribuição de Energia Elétrica (CEEE-D). As a result, our participation in CEEE-D was diluted from 32.65% to 4.62%.

In August 2021, GCT Eletrosul merged into FOTE, acquiring 49% of CEEE-T’s equity interest in the SPE. We already held 100% interest in this SPE, so there was no effect on the corporate structure.

In September 2021, we transferred our shares in SPE Norte Brasil Transmissora de Energia S.A. (SPE NBTE) to Leovac Participações S.A. (Leovac), corresponding to 49% of the SPE’s share capital. Eletronorte received R$740.4 million.

In November 2021, we (i) signed the contract for the sale and purchase of shares and other agreements with Equatorial Participações e Investimentos II S.A., which concluded the sale of our stake in CEA; and (ii) acquired 100% interest in TSLE from CEEE-T for R$217.5 million.

In January 2022, we agreed to increase the capital of Eletronorte by acquiring 13,951,250 common shares for R$1.9 billion through the contribution of the common shares it holds in Norte Energia S.A. (“NESA”), which is equivalent to 15% of the capital stock. Following this transaction, we will no longer hold a direct stake in NESA and will hold an indirect 49.98% stake through Eletronorte and Chesf.

In March 2022, our SPE Inambari Geração de Energia S. A. was dissolved, we sold our stake of 12,306 preferential shares in our affiliate CTEEP because of a court order in the context of legal proceedings in which such shares were offered as collateral, and the corporate reorganization of our affiliate CESP was completed. Following this corporate reorganization, CESP’s name was changed to Auren Energia and its preferential shares were converted into common shares. As of December 31, 2022, we held 1.03% of Auren Energia’s common shares.

In April 2022, our SPE TSLE was merged into CGT Eletrosul and we sold our 32.66% stake in CEEE-T to CPFL Comercialização de Energia Cone Sul Ltda. at R$349.29 per share, representing a total amount of R$1.1 billion. This sale was parte of the public acquisition offer carried out by CEEE-T to which we adhered. Additionally, our SPEs Manaus Construtora Ltda. and Centro de Soluções Estratégicas S.A were dissolved.

In June 2022, as provided for in the Eletronuclear Investment Agreement, ENBPar made a R$3.5 billion capital contribution to Eletronuclear, which ceased to be our subsidiary as part of our Privatization process.

Furnas paid in 5,494,950,237 common shares previously subscribed in May 2022, in the amount of R$682 million because of the exercise of the preemptive right as part of MESA’s capital increase, plus it subscribed an additional 7,267,560,939 common shares issued by MESA, paying in a total of R$901 million. As a result of the payment for the shares, Furnas’ stake in MESA increased from 43.05% to 72.36% and as result Furnas became the controlling shareholder of MESA and, indirectly SAESA, in July 2022 after the shareholders’ agreement was terminated. This transaction contributed to an increase of 1,045.5 MW in our installed capacity. For further information on SAESA see “Item 5. Operating and Financial Results – SAESA.”

In August 2022, we transferred our 15% stake in SPE Norte Energia to Eletronorte and our stake in our affiliate Energisa was diluted from 2.31% to 2.06% as a result of Energisa’s capital increase. Also as part of its capital increase process, Energisa issued 44,851,040 common shares and 179,404,160 preferential shares, equivalent to 44,851,040 Units, as well as 449,401 subscription warrants were exercised. Additionally, SPE Construtora Integração Ltda. was dissolved.

In September 2022, we transferred 212,300 common shares held in our affiliate Equatorial Maranhão, in the amount of R$9.7 million, due to a court order in the context of legal proceedings in which such shares were offered as collateral. Our stake in Equatorial Maranhão was therefore reduced from 33.55% to 33.28%. Additionally, AES Brasil’s capital increase process was concluded in which we subscribed 10,664,306 common shares in the amount of R$102.4 million, resulting in an increase in our stake in AES Brasil from 6.12% to 6.81%.

In October 2022, we sold all of our shares held in our affiliate Celpe, representing a 1.56% stake in the amount of R$49.0 million, and Eletronorte sold its 49% stake in the SPE Amapari Eneva S.A. for R$17.8 million.

In December 2022, we transferred 3,067,035 common shares and 87,639 preferential shares representing a 32.74% stake in our affiliate CEEE-G, by appointment of Companhia Siderúrgica Nacional (“CSN”) to Companhia Florestal do Brasil – CFB, a CSN subsidiary, for R$367.0 million as part of the payment negotiated in a court agreement entered into by the parties to the compulsory loans.

In March 2023, Furnas entered into an agreement to acquire a further 22.9% stake in MESA for R$168 million which will result in a total stake of 95.2% in MESA and, consequently, indirectly in SAESA.

The table below shows the total percentage of our participation in all our transmission lines as of December 31, 2022:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation
Belo Monte Transmissora de Energia S.A.	LT CC ± 800 kV Xingu – Estreito – Bipolo 1	Eletronorte (24.5%)
Furnas (24.5%)
Mata de Santa Genebra Transmissora S.A.	LT 500 kV Araraquara 2 –Fernão Dias C1	Furnas (49.9%)
LT 500 kV Araraquara 2 – Itatiba C1
LT 500 kV Itatiba –- Bateias C1
Paranaíba Transmissora de Energia S.A.	LT 500 kV Barreiras II – Rio das Éguas C1	Furnas (24.5%)
LT 500 kV Rio das Éguas – Luziânia C1
LT 500 kV Luziânia – Pirapora 2 C1
Transnorte Energia S.A.	LT 500 kV Lechuga – Equador C1 e C2 (CD)	Eletronorte (49.0%)
LT 500 kV Equador – Boa Vista C1 e C2 (CD)
Triângulo Mineiro Transmissora S.A.	LT 500 kV Marimbondo II – Assis C1	Furnas (49.0%)
Vale do São Bartolomeu Transmissora de Energia S.A.	LT 500 kV Brasília Leste – Luziânia C1	Furnas (39.0%)
LT 500 kV Brasília Leste – Luziânia C2
LT 345 kV Brasília Sul – Samambaia C3
LT 230 kV Brasília Geral – Brasília Sul C3
Goiás Transmissão S.A.	LT 500 kV Rio Verde – Trindade CD	Furnas (49.0%)
LT 230 kV Trindade – Xavantes CD
LT 230 kV Trindade – Carajás CD
IE Madeira – Interligação Elétrica do Madeira S.A.	LT CC ± 600 kV Coletora Porto Velho – Araraquara 2 No.1 CC	Furnas (24.5%) / Chesf (24.5%)

Lago Azul Transmissão S.A.	LT 230 kV Barro Alto – Itapaci C2	Furnas (49.9%)
MGE Transmissão S.A.	LT 500 kV Mesquita – Viana 2 C1	Furnas (49.0%)
LT 345 kV Viana 2 – Viana C1 e C2 (CD)
Transenergia Renovável S.A.	LT 230 kV Barra dos Coqueiros –- Quirinópolis 2 C1	Furnas (49.0%)
LT 230 kV Palmeiras – Edéia C1
LT 230 kV Chapadão – Jataí C1 e C2 (CD)
IEG –- Interligação Elétrica Garanhuns S.A.	LT 500 kV Garanhuns II – Campina Grande III C1	Chesf (49.0%)
LT 500 kV Garanhuns II – Pau Ferro C1
LT 500 kV Luiz Gonzaga – Garanhuns II C2
LT 230 kV Garanhuns II – Angelim C4
STN – Sistema de Transmissão do Nordeste S.A.	LT 500 kV Teresina II – Sobral III C2	Chesf (49.0%)
LT 500 kV Sobral III – Fortaleza II C1
LT 500 kV Teresina II – Fortaleza II C2
Belo Monte Transmissora de Energia S.A.	LT CC ± 800 kV Xingu – Estreito – Bipolo 1	Eletronorte (24.5%) Furnas (24.5%)
Mata de Santa Genebra Transmissora S.A.	LT 500 kV Araraquara 2 –Fernão Dias C1	Furnas (49.9%)
LT 500 kV Araraquara 2 – Itatiba C1
LT 500 kV Itatiba –- Bateias C1
Paranaíba Transmissora de Energia S.A.	LT 500 kV Barreiras II – Rio das Éguas C1	Furnas (24.5%)
LT 500 kV Rio das Éguas – Luziânia C1
LT 500 kV Luziânia – Pirapora 2 C1

The table below shows an estimate of the total percentage of our participation in all our transmission substations as of December 31, 2022:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation
Belo Monte Transmissora de Energia S.A.	Estação Conversora CA/CC, ±800 kV, 4,000MW with the SE 500kV Xingu	Furnas (24.5%)
	Estação Conversora CA/CC ±800 kV, 3,850MV, with the SE 500kV Estreito	Eletronorte (24.5%)

Mata de Santa Genebra Transmissora S.A.	SE 500/440 kV Fernão Dias (9+1R) x 400 MVA	Furnas (49.9%)
SE Itatiba 500 kV – C. Estático (-300/+300) Mvar
SE Santa Bárbara D´Oeste 440 kV – C. Estático (-300/+300) Mvar
Triângulo Mineiro Transmissora S.A.	—	Furnas (49.0%)
Vale do São Bartolomeu Transmissora de Energia S.A.	SE Brasília Leste 500/138 kV	Furnas (39.0%)
Paranaíba Transmissora de Energia S.A.	—	Furnas (24.5%)
Transnorte Energia S.A.	SE Boa Vista 230 kV – C. Estático (-120/+150) Mvar	Eletronorte (49.0%)
SE Boa Vista 500/230 kV
Caldas Novas Transmissão S.A.	SE Equador 500kV	Furnas (49.9%)
Goiás Transmissão S.A.	SE Trindade 500/230 kV	Furnas (49.0%)
IE - Madeira - Interligação Elétrica do Madeira S.A.	SE C. P. Velho - Conversora No. 2, 500/±600 kV	Furnas (24.5%) / Chesf (24.5%)
SE Arar-aquara 2 - Conversora No. 2, ±600/500 kV
Luziânia – Niquelândia Transmissora S.A.	SE Niquelândia 230/69 kV	Eletrobras (49.0%)
SE Luziânia 500/138 kV
MGE Transmissão S.A.	SE Viana 2 500/345 kV	Furnas (49.0%)
Transenergia Renovável S.A.	SE Edéia 230/138 kV	Furnas (49.0%)
SE Jataí 230/138 kV
SE Quirinópolis 2 230/138 kV
Transenergia São Paulo S.A.	SE Itatiba 500/138 kV	Furnas (49.0%)
IEG – Interligação Elétrica Garanhuns S.A.	SE Garanhuns II 500/230 kV	Chesf (49.0%)
SE Pau Ferro 500/230 kV

The table below shows the total percentage of our participation in generation assets as of December 31, 2022:

Special Purpose Company – SPE	Scope of Investment	Eletrobras Participation

Teles Pires Participações S.A.	Teles Pires	Furnas (24.7%) / CGT Eletrosul (24.7%)
Baguari Energia S.A.	Baguari	Furnas (30.6%)
Chapecoense Geração S.A.	Foz do Chapecó	Furnas (40.0%)
Empresa de Energia São Manoel S.A.	São Manoel	Furnas (33.3%)
Enerpeixe S.A.	Peixe Angical	Furnas (40.0%)
Retiro Baixo Energética S.A.	Retiro Baixo	Furnas (49.0%)
MESA – Madeira Energia S.A.	Santo Antônio	Furnas (43.1%)
Serra do Facão Energia S.A.	Serra do Facão	Furnas (49.5%)
Tijoá Participações e Investimentos S.A.	Três Irmãos	Furnas (49.9%)
Bom Jesus Eólica S.A.	Eólica Bom Jesus	Furnas (49.0%)
Cachoeira Eólica S.A.	Eólica Cachoeira	Furnas (49.0%)
São Caetano Eólica S.A.	Eólica São Caetano	Furnas (49.0%)
São Caetano I Eólica S.A.	Eólica São Caetano I	Furnas (49.0%)
São Galvão Eólica S.A.	Eólica São Galvão	Furnas (49.0%)
Pitimbu Eólica S.A.	Eólica Pitimbu	Furnas (49.0%)
Central Eólica Famosa I S.A.	Eólica Famosa I	Furnas (49.0%)
Central Eólica Pau Brasil S.A.	Eólica Pau Brasil	Furnas (49.0%)
Central Eólica Rosada S.A.	Eólica Rosada	Furnas (49.0%)
Central Eólica São Paulo S.A.	Eólica São Paulo	Furnas (49.0%)
Energia dos Ventos V S.A.	Eólica São Januário	Furnas (100.0%)
Energia dos Ventos VI S.A.	Eólica Nossa Senhora de Fátima	Furnas (100.0%)
Energia dos Ventos VII S.A.	Eólica Jandaia	Furnas (100.0%)
Energia dos Ventos VIII S.A.	Eólica São Clemente	Furnas (100.0%)
Energia dos Ventos IX S.A.	Eólica Jandaia I	Furnas (100.0%)
Holding Brasil Ventos Energia S.A.	Furnas (100.0%)
Central Eólica Ventos de Angelim Ltda.	Eólica Ventos de Angelim	Furnas (90.0%)
Itaguaçu da Bahia Energia Renováveis S.A.	Eólica Itaguaçu da Bahia	Furnas (98.0%)
Vamcruz I Participações Holding S.A.	Chesf (49.0%)
Usina de Energia Eólica Junco I S.A.	Eólica Junco I	Chesf (49.0%)

Usina de Energia Eólica Junco II S.A.	Eólica Junco II	Chesf (49.0%)
Usina de Energia Eólica Caiçara I S.A.	Eólica Caiçara I	Chesf (49.0%)
Usina de Energia Eólica Caiçara II S.A.	Eólica Caiçara II	Chesf (49.0%)
Chapada do Piauí I Holding S.A.	Eletrobras (49.0%)
Ventos de Santa Joana IX Energias Renováveis S.A.	Eólica dos Ventos Santa Joana IX	Eletrobras (49.0%)
Ventos de Santa Joana X
Energias Renováveis S.A.	Eólica dos Ventos Santa Joana X	Eletrobras (49.0%)
Ventos de Santa Joana XI Energias Renováveis S.A.	Eólica dos Ventos Santa Joana XI	Eletrobras (49.0%)
Ventos de Santa Joana XII Energias Renováveis S.A.	Eólica dos Ventos Santa Joana XII	Eletrobras (49.0%)
Ventos de Santa Joana XIII
Energias Renováveis S.A.	Eólica dos Ventos Santa Joana XIII	Eletrobras (49.0%)
Ventos de Santa Joana XV Energias Renováveis S.A.	Eólica dos Ventos Santa Joana XV	Eletrobras (49.0%)
Ventos de Santa Joana XVI Energias Renováveis S.A.	Eólica dos Ventos Santa Joana XVI	Eletrobras (49.0%)
Chapada do Piauí II Holding S.A.		Eletrobras (49.0%)
Ventos de Santa Joana I
Energias Renováveis S.A.	Eólica dos Ventos Santa Joana I	Eletrobras (49.0%)
Ventos de Santa Joana III Energias Renováveis S.A.	Eólica dos Ventos Santa Joana III	Eletrobras (49.0%)
Ventos de Santa Joana IV Energias Renováveis S.A.	Eólica dos Ventos Santa Joana IV	Eletrobras (49.0%)
Ventos de Santa Joana V
Energias Renováveis S.A.	Eólica dos Ventos Santa Joana V	Eletrobras (49.0%)
Ventos de Santa Joana VII Energias Renováveis S.A.	Eólica dos Ventos Santa Joana VII	Eletrobras (49.0%)
Ventos de Santo Augusto IV
Energias Renováveis S.A.	Eólica dos Ventos Santo Augusto IV	Eletrobras (49.0%)
ESBR - Energia Sustentável do Brasil S.A.	Jirau	CGT Eletrosul (20%) / Chesf (20%)
Livramento Holding S.A.	CGT Eletrosul (78%)
Eólica Cerro Chato IV S.A.	Parque Eólico Cerro Chato IV	CGT Eletrosul (78%)
Eólica Cerro Chato V S.A.	Parque Eólico Cerro Chato V	CGT Eletrosul (78%)
Eólica Cerro Chato VI S.A.	Parque Eólico Cerro Chato VI	CGT Eletrosul (78%)
Eólica Cerro dos Trindade S.A.	Parque Eólico Cerro Trindade	CGT Eletrosul (78%)
Eólica Ibirapuitã S.A.	Parque Eólico Ibirapuitã	CGT Eletrosul (78%)
Norte Energia S.A.	Belo Monte	Eletronorte (34.98%) /
Chesf (15%)
Companhia Energética Sinop S.A.	Sinop	Eletronorte (24.5%) /
Chesf (24.5%)
EAPSA – Energética Águas da Pedra S.A.	Dardanelos	Eletronorte (24.5%) /
Chesf (24.5%)
Rouar S.A.	Rouar	Eletrobras (50%)

Management of Government Programs

Prior to our Privatization, we managed a series of government programs described below.  Pursuant to the Eletrobras Privatization Law, the management of these programs will be transferred to ENBPar within a twelve-month transitional period as of the Global Offering Settlement Date. See “Item 3.D Key Information—Risk Factors—Risks Relating to Our Company—Following the consummation of our Privatization, we are subject to continuing obligations that expose us to certain ongoing risks” and “Item 4. Information on the Company—A. Information on the Company—A. History and Development—Privatization.”

The Proinfra program aims to increase the share of electricity produced by independent producers from wind sources, small hydroelectric plants and biomass in the Interconnected Power System.

International Activities

In 2022, we continued our international strategy, seeking to develop projects related to regional integration and renewable energy generation in Latin America. Accordingly, we are conducting studies to evaluate the hydroelectric potential at the border with Bolivia and Argentina and the related interconnection, in addition to studies about the integration of inter-regional transmission systems in Brazil, Guyana, French Guyana and Suriname. We also maintain our energy supply contracts with Uruguay.

Arco Norte Project (Brazil, Guyana, French Guiana and Suriname)

This project is a transmission system of approximately 1,900 km that will allow the transfer of energy through new generation ventures among Brazil, Guyana, Suriname and French Guiana. The pre-feasibility studies were sponsored and coordinated by the Inter-American Development Bank (“IDB”) and were concluded in 2016. The results of further studies to advance the project were conducted in 2018. In 2020, a new memorandum of understanding was entered into to continue the project, which depends on the approval of the IDB to determine the next studies to be developed.

Bolivia

Through a partnership established between us, Empresa Nacional de Electricidad (“ENDE”) and CAF, a company was hired to carry out studies (Inventário) in part of the Madeira River basin to evaluate the hydroelectric potential along the Brazilian and Bolivian border. The studies are expected to conclude by the middle of 2023. Additionally, we and ENDE are proceeding with other studies to evaluate the conditions for electric interconnection between Brazil and Bolivia in order to allow energy exchange. A consortium formed by Sigla S.A, Universidad Pontificia Comillas and MRC Consultants and Transaction Advisers S.L, was hired to carry out the studies for the interconnection initiated in June 2019. The conclusion of the studies occurred in September 2022 indicating the feasibility of the project. The agreement with IDB finalized on November 30, 2022, after which the results obtained by the consulting firm were presented at a workshop held in Brasilia in December 2022.

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

A person or entity who fails to comply with certain environmental laws and regulations, upon a wrongful action or omission, may incur criminal liability, according to Law No. 9,605/1998 (the “Environmental Crimes Law”). Criminal sanctions applicable to legal entities may include fines and restriction of rights, whereas, for individuals, they may include imprisonment, which may be imposed against executive officers and employees of companies that had decision power and were directly involved in the crime by action or omission. The liability of the legal entity does not exclude the responsibility of individuals or participants, resulting in the extension of responsibility for those acts to members of legal entities that have participated in the decisions or omissions, when they could have avoided the damages arising from them. In addition, art. 4 of Law No. 9,605/98 permits the piercing of the corporate veil whenever it is an obstacle to obtaining compensation for environmental damages. In this case, the shareholders of corporate entities can become personally liable for the repair of environmental damages.

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

Companies that engage in potentially polluting activities must obtain environmental studies prior to the development of a project. Specifically, for projects with impacts deemed material, the applicable legislation requires an Environmental Impact Study (“EIA”) and the respective Environmental Impact Report (RIMA). First, a full scope EIA must be prepared by external technical experts in order to assess the impacts of the project and also provide recommendations as to how to minimize or compensate for its impact on the environment. The study, together with a specific Environmental Impact Report (Relatório de Impacto Ambiental, “RIMA”) on the project is submitted to either federal, state or local governmental authorities for analysis, which depends on the impact extension. Such study and report are used for the environmental licensing of the project, which is generally carried out by means of a three-stage licensing process, which comprises (i) a preliminary license to attest the feasibility of the project (Licença Prévia – “LP”), (ii) an installation license to begin the construction works (Licença de Instalação – “LI”), and (iii) a license to operate the project (Licença de Operação – “LO”).

Also, as defined in Law No. 12,334/2010, as amended by Law No. 14.066/2020, our dams are required to have safety and emergency action plans. The emergency action plans must include specific actions to minimize and mitigate the direct and indirect impacts of a potential accident at one of the dams. The establishment of escape routes, sound signaling and the application of training with local communities are some examples of actions established in the safety and emergency action plan. The safety and emergency action plans are defined with the participation of City Halls, Civil Defense, so that, in the event of an accident, the actions to be taken are integrated and minimize impacts on local communities.

Environmental Licensing

The purpose of environmental licensing is to make social-economic development compatible with an ecologically balanced environment. Brazilian law requires that licenses are obtained for construction, installation, expansion and operation of any facility that utilizes environmental resources, causes environmental degradation, or pollutes or has the potential to cause environmental degradation or pollution.

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

In addition to the applicable penalties, if we fail to obtain the proper environmental operating license, we are subject to the suspension of financing resources or the acceleration of financing agreements. See “Item 3D. Risk Factors— Risks relating to compliance, legal and regulatory framework—Failure to comply with, obtain, or renew the licenses required of the plants where we develop our activities may have an adverse effect on us” for more information.

Energy Conservation

Over the past 35 years, the Brazilian Government has implemented several actions directed to energy conservation on the electricity sector. The Brazilian Government normally finances these actions, and we administer them. The most important project in this area is the Procel.

The Procel program was created in 1985 to improve energy efficiency and rationalization of the use of natural resources throughout Brazil. MME coordinates the program, and we are responsible for its execution. The main objective of the Procel program is to encourage cooperation among various sectors of Brazilian society to improve energy conservation both on production and consumer sides. The process of transferring activities, as well as the execution of a relevant part of the Procel projects, will continue to be coordinated by us until the respective transition plan is completed, which is expected to take place by June 2023.

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

With the adoption of IFRS 15, as of January 1, 2018, we stopped recording revenue from Proinfa as part of our generation revenues (since we are considered an agent, the revenue is now offset against related costs). Pursuant to CPPI Ordinance No. 203 of October 19, 2021, we had to enter into an agreement with ENBPar for the transfer of the program’s management as part of our Privatization process. See “Item 4. Information on the Company—A. History and Development—Privatization—Proinfa” and “Item 4. Information on the Company—A. History and Development—Privatization—Transition Agreement” for more details.

Environmental Legal Reserves

Under Article No. 12 of Law No. 12,651/2012 (the “Brazilian Forestry Code”), a Legal Reserve (Reserva Legal) is an area located inside a rural property that is necessary for the sustainable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity or for shelter or protection of native fauna and flora.

Generally, all rural properties have the obligation to preserve a certain percentage of a rural area covered with native vegetation, as a legal reserve. However, Article 12, paragraph 7 of the new Brazilian Forestry Code establishes that a legal reserve will not be required for areas acquired or expropriated by the holder of a concession, permit or authorization to exploit hydroelectric power potential, in which projects for electric power generation, or electricity substations or transmission or distribution lines are operating. The exception for the maintenance of the Legal Reserve for energy generation projects was approved by the new Forest Code, in 2012. Accordingly, our projects implemented prior to May 2012 are regulated under the prior regulations as well as maintenance of the legal reserve areas that may have already been established.

The Environmental Plan for the Conservation and Use of the Reservoir Surroundings (“PACUERA”) is an environmental study developed for the environmental licensing of artificial reservoirs aimed at conserving water quality and maintaining the life of the reservoir. The PACUERA is a condition for the granting of Operating Licenses and includes the Permanent Preservation Areas of the property, as defined below.

Permanent Preservation Areas

A Permanent Preservation Area is defined by law as a protected area, irrespective of whether it is covered by native vegetation, that has the environmental function of preserving water resources, landscape, ecological stability and biodiversity, facilitating the gene flow of fauna and flora, protecting the soil and ensuring the well-being of human populations, with administrative, civil and criminal sanctions in the event of unauthorized suppression or intervention.

Compensation Measures and Other Environmental Obligations

Pursuant to Law No. 9,985/2000 and to Decree No. 4,340/2002, companies whose projects could significantly impact the environment are required to invest in the creation and maintenance of conservation unit sites in order to mitigate any potential impacts on the environment. Conservation unit sites include ecological stations, biological reserves, national parks and relevant ecological interest areas.  The failure to comply with these conservation measures and environmental obligations could result in administrative penalties, as well as specific execution of the corresponding agreements. The environmental measures are specified in environmental regulations based on the extent of the pollution or impact on the environment.

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

Other environmental actions may be required for our regular operation and due to the impacts of our various projects; such as obtaining water grants, structuring and executing monitoring programs for fauna and flora of regions surrounding the facilities of the electricity system, environmental education programs, and programs for recovery of degraded areas (Programas de Recuperação de Áreas Degradadas – “PRAD”). We are also required to obtain authorization from the environmental agency for capturing water resources, as well as to release effluents. Some of our units are not compliant with these requirements. Nevertheless, we are seeking to obtain such grants for all applicable units.

Some of our projects impact indigenous and traditional communities’ rights, also requiring resettlement of local communities in specific cases. Such matters are addressed with mitigation and compensation measures under the environmental licensing process, but since several of our projects were developed prior to the environmental licensing legislation, there are some ongoing discussions as to the need for additional measures. Also, for the impacts addressed under environmental licensing proceedings, there are some allegations as to the sufficiency of those mitigation and compensation measures, as well as the sufficiency of the Free, Prior and Informed Consent of the communities. These allegations are currently the subject of lawsuits and administrative proceedings disclosed in “Item 8–Financial Information-Litigation.”

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

The Brazilian Power Industry

General Provisions

Administrative Rule no. 40/2022, issued by the MME defined the 2032 PDE, which has the objective of establishing guidelines for the Brazilian government and all the agents that make up the Brazilian energy industry in order to guarantee the presence of a sustainable energy stock in Brazil, including electrical energy, taking into consideration environmental needs, the Brazilian economy and the technical capacity of the businesses.

The studies carried out in the PDE include a plan for the next ten years and are subject to annual reviews, which take into consideration, among other things, changes in forecasts for growth in electricity consumption and the reassessment of the economic and operational viability of generation projects, along with estimates related to the expansion of transmission lines.

According to ANEEL, Brazil had a total installed capacity of 188,908.9 GW as of December, 2022, when taking into account the Interconnected Power System generating units, the power generators installed in the Isolated System and individually owned generators.

Currently, the Interconnected Power System is divided into four electric sub-systems: southeast/, south, northeast and north.

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

Directly and through our subsidiaries, we are currently involved in the generation and transmission. As of December 31, 2022, we contributed, including our subsidiaries and SPEs, to approximately 23% of the installed power generating capacity within Brazil.  We shared control of Itaipu until the consummation of our Privatization but neither consolidated, nor participated in, their results. Through our subsidiaries, we are also responsible for approximately 38.5% of the total transmission lines in Brazil with voltage higher or equal to 230 kV in accordance with the December 2020 the Electrical System Monitoring Bulletin from MME. In addition, some Brazilian states control entities involved in the generation and transmission of electricity. The remainder of the market is held by several other companies, part of which have entered into joint venture arrangements in the past. In net revenue terms, we are one of the largest generation and transmission companies in Brazil as of December 31, 2022, according to data from the EPE.

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

1.

The Brazilian Constitution was amended in 1995 by Constitutional Amendment No. 6 to allow foreign companies to invest in Brazilian companies that hold power generation concessions. Prior to this amendment, all generation concessions were held either by a Brazilian individual or an entity controlled by Brazilian individuals or by the Brazilian Government;

2.

The Brazilian Government enacted Law No. 8,987/1995 as amended by Law No. 11,196/2005 and Law No. 11,445/2007 and Law No. 9,074/1995, as amended, that together: (i) required that all concessions for the provision of energy related services be granted through public bidding processes; (ii) gradually allowed certain electricity consumers with significant demand, designated “free consumers,” to purchase electricity directly from suppliers holding a concession, permission or authorization; (iii) provided the creation of generation entities (“Independent Power Producers”) which, by means of a concession, permission or authorization, may generate and sell, for their own account and at their own risk, all or part of their electricity to free consumers, distribution concessionaires and trading agents, among others; (iv) granted free consumers and electricity suppliers open access to all distribution and transmission systems; and (v) eliminated the need for a concession to construct and operate power projects with capacity from 5 MW to 30 MW, including small hydro plants, although an authorization or permission from ANEEL or MME is required, as the case may be Economic and political instability and uncertainties in;

3.

Beginning in 1995, a portion of the controlling interests held by us and various states in certain generation and distribution companies were sold to private investors. At the same time, certain state governments also sold their stakes in major distribution companies;

4.	In 1998, the Brazilian Government enacted Law No. 9,648/98 (“Power Industry Law”) to overhaul the basic structure of the electricity industry.
5.

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

6.

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

7.

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

8.

In 2020, the Brazilian Government enacted the Provisional Measure No. 998/2020, seeking to strengthen the opening of the Free Market for the sale of electricity and, among other measures, introduce improvements to modernize the electricity sector. Set forth below is a summary of the key aspects of Provisional Measure No. 998/20, which became law in March 2021:

(a)

The text provides that up to 70% of the funds for investment in research and development and energy efficiency not yet committed to projects will be allocated, between September 1, 2020, and December 31, 2025, to the CDE. The transfer was regulated by ANEEL Normative Resolution No. 929/2021, and the scope is to promote fee moderation and reduce part of the impact on electricity fees for costs related to the COVID Account, a mechanism created to mitigate the effects of the pandemic for electricity distributors that was recently contracted CCEE with domestic financial institutions.

(b)

Rationalizing the policy of industry subsidies and also in the context of efforts to avoid future rate increases due to the COVID-19 pandemic, the text provides for the gradual abolition of TUSD/TUST discounts, commonly referred to as “wire-fee discounts,” which currently benefit renewable energy projects.

(c)

The Provisional Measure No. 998/2020 was converted into Law No. 14,182/2021 that provides that the new renewable generation projects will only be entitled to this benefit if they have requested a grant or change in installed capacity by March 3, 2022 and are expected to enter into commercial operation within four years after the date of issuance of the grant.

(d)

As a counterpart to the phasing out of the wire fee subsidy, the MP provides that the executive power of the Brazilian Government will define guidelines by September 2021 for the implementation of mechanisms to establish environmental benefits related to low emission of greenhouse gas by power projects.

(e)

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

(f)

The Brazilian Government’s energy policy objectives to open the Free Market. For example, it sets forth guidelines for retailers' segment consumers, subject to ANEEL regulations. It also allows for the concessionaire to suspend electricity to generators or retailers if they are no longer distributing the electricity.

(g)

The text also establishes measures to promote the development of the Brazilian nuclear industry, such as the planned auction of reserve generation capacity for the Angra 3 Thermonuclear Plant, held by Eletronuclear, which may receive a 50-year generation grant, with the possibility of renewal for another 20 years and benefit from a 40-year contract for the sale of electricity.

(h)	BNDES is expected to develop an economic and financial feasibility study of Angra 3 and its financing, which will be used to define the price of its power purchase agreements.

(i)

CNEN would transfer its shares in Indústrias Nucleares do Brasil S.A. (“INB”) and Nuclebrás Equipamentos Pesados S.A. (“Nuclep”) to the Brazilian Government. INB and Nuclep would redeem its shares held by private shareholders and become public companies linked to the MME.

9.

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

(a)

Fines for power distribution companies if the supply of energy is interrupted, unless (i) the interruption is caused by failure in the facilities of the consumer unit; or (ii) if supply is suspended due to user’s default.

(b)

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

(c)

In December 2020, ANEEL published Normative Resolution No. 895, which established the methodology for calculating the compensation and the procedures for the renegotiation of hydrological risk. To be eligible for the compensation foreseen in Law No. 14,052, the owners of the hydroelectric plants participating in the MRE must (i) withdraw from lawsuits related to the exemption or mitigation of hydrological risks related to the MRE; (ii) resign from any allegation of right on which the lawsuit is based on; or (iii) not have renegotiated the hydrological risk for the respective portion of energy.

(d)

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

(e)

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

The Concession Law (Law No. 8,987 of February 13, 1995) establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, the rights of the consumers, and the obligations of the concessionaire and the granting authority. Furthermore, the concessionaire must comply with regulations governing the electricity sector. The main provisions of the Concession Law are as follows:

o	Adequate service. The concessionaire must provide adequate service equally with respect to regularity, continuity, efficiency, safety and accessibility, with moderate tariffs.
o

Use of land. The concessionaire may use public land or request the granting authority to expropriate necessary private land for the benefit of the concessionaire. The concessionaire must compensate the affected private landowners.

o	Strict liability. The concessionaire is strictly liable for all damages arising from the provision of its services.
o	Changes in controlling interest. The granting authority must approve any direct or indirect change in the concessionaire’s controlling interest.
o

Intervention by the granting authority. The granting authority may intervene in the concession through an administrative proceeding, to ensure the adequate performance of services, as well as compliance with contractual and regulatory provisions.

o

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

o

Expiration. When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian Government. Following the expiration, the concessionaire is entitled to indemnification for its investments in assets that have not been fully amortized or depreciated at the time of expiration.

As part of our Privatization, we entered into new concession agreements for a thirty-year term for the plants Itumbiara, Sobradinho, Tucuruí, Mascarenhas de Moraes, and Curuá-Una, as well as for other 17 plants, which used to be operated under the quota regime in accordance with Law No. 12,783/2013. See “Item 4. Information on the Company—A. History and Development—Privatization” for further information about these new concessions pursuant to Eletrobras Privatization Law.

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

o	entering into certain related party transactions;
o

sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services;

o	changes in direct or indirect controlling interest of the holder of the authorization or concession; and
o	non-compliance with the schedule for the beginning of the commercial operation of the power plant, as previously approved by ANEEL through the relevant contract.

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

Administrative Intervention in Concessions

In August 2012, the Brazilian Government enacted Provisional Measure No. 577/2012 that was converted into Law No. 12,767/12 in order to regulate ANEEL’s intervention in the concessionaires to ensure the quality of the services provided by concessionaires and the performance of legal, regulatory and contractual obligations.

In addition, Law No. 8,987/95 regulates the termination of the concession in case of liquidation or bankruptcy of the concessionaire or forfeiture of the concession. Furthermore, this law sets forth the administrative proceeding required to terminate a concession.

As for corporate reorganization procedures (recuperação judicial ou extrajudicial) involving energy concessionaires, Law No. 12,767/12 changed the regulatory framework as it forbids energy concessionaires to initiate judicial or extrajudicial procedures. See “Item 3.D. Key Information—Risk Factors— Risks Relating to Environmental, Climate and Social Impacts” for further details.

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

Transmission lines in Brazil are usually very long, since most hydroelectric plants are usually located away from the large centers of power consumption. The country’s system is almost entirely interconnected. Only the state of Roraima and parts of the states of Pará, Amazonas, Amapá, Acre, Mato Grosso, Mato Grosso do Sul and Rondônia are still not connected to the Interconnected Power System. In these states, energy is produced at small thermal plants or hydroelectric plants located close to their respective capital cities.

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

On December 31, 2022, our network of transmission lines reached a total of 73,887.42 km, of which 10,308.05 km were corporate and not renewed pursuant to Law No. 12,783/2013; 56,630.72 km corporate under O&M Regime, renewed by Law 12,783/13; and 6,948.64 km correspond to the proportion of its equity interests in projects carried out by us through SPEs. Considering only the lines with a voltage level equal to or greater than 230 kV, we are responsible for 62,070.97 km, which represents 38.5% of the total of transmission lines in Brazil in the aforementioned voltages. As of the 4th quarter of 2020, the extension of our direct current lines started to be accounted for by pole and no longer by section, in order to match the calculation made by the MME.

Besides operating and maintaining this system in accordance with the standards of performance and quality required by ANEEL, we have actively participated in the expansion of transmission lines through concessions in auctions conducted by ANEEL, either alone or through consortiums, as well as through permits for reinforcements of the current system.

For the major transmission projects under development, see “Item 4. Information on the Company—B. Business Overview.”

o	Brazil has a total of seven medium and large interconnections with other countries in South America, five of them operated by us, as set out below:
o

with Paraguay, through four 500 kV transmission lines connecting the Itaipu plant to Margem Direita (Paraguay) substation and the Foz do Iguaçu in Brazil substation. Itaipu’s 50 Hz energy sector is then transported to the Ibiúna substation in São Paulo through a direct current transmission system with a capacity of 6,300 MW;

o

with Uruguay, through: (i) Rivera’s frequency converter station in Uruguay, with a capacity of 70 MW and a 230 kV transmission line connecting it to the Livramento substation in Brazil; and (ii) a 500 kV transmission line, in 50 Hz with a capacity of 500 MW connecting the Melo converter (Uruguay) to substation Candiota (Brazil);

o	with Argentina, through Uruguaiana’s frequency converter station in Brazil, with a capacity of 50 MW and a 132 kV transmission line connecting it to Paso de los Libres in Argentina; and
o	with Venezuela, through a 230 kV transmission line with a capacity of 200 MW, which connects the city of Boa Vista, in the state of Roraima, to the city of Santa Elena in Venezuela.

As of the date of this annual report, all our distribution companies were sold to the private sector. See “Item 4. Information on the Company—A. History and Development—Sale of our Distribution Business” for more details on the sale of our distribution companies.

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

The STF temporarily denied the injunctions to suspend the effects of Provisional Measure No. 144/2003 in a decision published on October 26, 2007.

On April 28, 2022, the judgment issued by the STF was published dismissing the request for a declaration of unconstitutionality of the Electricity Regulatory Law.  Accordingly, it remains in force and effective.

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

Nevertheless, electricity generated by plants qualified under Proinfa, nuclear power plants, Itaipu and hydroelectric plants governed by the quota allocation system with their concession renewed pursuant to Law No. 12,783/2013 are governed by a special regime for commercialization. The electricity generated by Itaipu, the most relevant among energy sources governed by a separate regime including Decree No. 4,550/2002, is sold to us and sold to distribution concessionaires in the south and center-south-eastern power markets in proportion to their market share in those markets. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. Therefore, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to full pass-through to distribution tariffs, and therefore do not materially impact us.

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

ANEEL maintains the economic value of the VR by adjusting the VR pursuant to the monetary adjustment index agreed upon in the CCEARs.

The Electricity Regulatory Law establishes the following limitations on the ability of distribution companies to pass through costs to consumers:

o	No pass-through of costs for electricity purchases that exceed 105.0% of actual demand effectively observed by the distributor;

o	MME will establish the maximum acquisition price for electricity generated by existing projects; and
o

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

Electrical Energy Trading Convention

ANEEL Normative Resolutions No. 210, of February 24, 2006, No. 869, of January 28, 2020, No. 957, of December 7, 2021 and No. 1,009, of March 22, 2022, are the main regulations that govern the Electrical Energy Trading Convention (Convenção de Comercialização de Energia Elétrica) which establishes the structure and regulates the way of functioning of the CCEE and the electrical energy trading conditions and defines, among others: (i) the rights and obligations of CCEE agents; (ii) the penalties to be imposed on defaulting agents; (iii) the means of dispute resolution; (iv) trading rules in the Regulated Market and the Free Market; and (v) the accounting and clearing process for short-term transactions.

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

The Free Market

The Free Market (ACL) covers freely negotiated electricity sales between generation concessionaires, Independent Power Producers, self-generators, energy traders, importers of energy and free consumers. The Free Market also includes the bilateral contracts between generators and distribution companies executed before the enactment of the Electricity Regulatory Law, until they expire. Upon expiration, new contracts must be entered into in accordance with the Electricity Regulatory Law guidelines, which only allow the distribution companies to negotiate power within the regulated market.

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

Aiming at the expansion of the Free Market and consequently the reduction of the captive market, on December 28, 2018, MME published Ordinance No. 514/2018, with complementary wording given by MME Ordinances No. 465/2019 and No. 50/2022, to regulate the provisions of paragraph 3 of article 15 of Law No. 9,074/1995 in order to decrease the load limits for consumers to contract electricity. These ordinances determine the load limits for migration of a consumer to the Free Market:

o

As of July 1, 2019, consumers with load equal to or greater than 2,500 kW, served at any voltage, may opt to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the Interconnected Power System.

o

As of January 1, 2020, consumers with a load equal to or greater than 2,000 kW, served at any voltage, may choose to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the Interconnected Power System.

o

As of January 1, 2021, consumers with a load equal to or greater than 1,500 kW or more, served at any voltage, may opt to purchase power from any concessionaire, permissionaire or authorized power supplier of the Interconnected Power System.

o

As of January 1, 2022, consumers with a load equal to or greater than 1,000 kW or more, served at any voltage, may opt to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the Interconnected Power System.

o

As of January 1, 2023, consumers with a load equal to or greater than 500 kW, served at any voltage, may opt to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the Interconnected Power System.

o

As of January 1, 2024, consumers classified as Group A, served at any voltage, may opt to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the Interconnected Power System.

o

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

o

As a result of MME Ordinance No. 690/2022, a Public Hearing was initiated with the aim of assessing the possibility of migrating consumers served in low tension to the Free Market starting January 1, 2026, except for the ones from the Residential Class and the Rural Class, which may become free consumers after January 1, 2028.

Elimination of Self-Dealing

Since the purchase of electricity for captive consumers is to be made on the Regulated Market, so-called self-dealing is no longer permitted, except in the context of agreements that were duly approved by ANEEL before the enactment of the Electricity Regulatory Law.

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

In accordance with paragraph one, Article 31 of the Electricity Regulatory Law, we and our subsidiaries Furnas, Chesf, Eletronorte, CGT Eletrosul, and CGTEE were excluded from the PND. Accordingly, we were subject to the limits and conditions imposed on the participation of agents in the activities of the electricity sector, in accordance with ANEEL Resolution No. 278/00, which is aimed at achieving effective competition between agents and preventing a concentration in the services and activities undertaken by agents within the electricity sector. On March 16, 2021, CPPI Resolution No. 167 was published, recommending our inclusion in the PND, and on April 9, 2021, Decree No. 10,670 was issued, providing for our qualification under the Investment Partnerships Program – PPI and our inclusion in the PND, to begin the studies necessary to structure our capitalization process.

On November 16, 2021, ANEEL issued Resolution No. 948, which revoked and replaced Resolution No. 378/2009 and established that concentration acts within the electric sector, must be presented for CADE’s examination, according to Article 3 of Annex II of the new resolution. The procedures for identifying an act that may result in unfair competition or in significant control of the generation, transmission and distribution markets. Pursuant to articles 2 and 3 of the Resolution, when identifying the act that may constitute as an infraction to the economic order on the electric power sector, ANEEL must notify CADE to give them knowledge of the act, previously manifesting itself about its area of competence. According to the referred Resolution, the acts of concentration within the electric power sector must be presented for CADE’s examination.

Although the legislation currently in force does not provide for specific thresholds for the identification of market concentration, as we hold a participation in the Brazilian market as of December 31, 2022 equivalent to 23% of the total installed capacity of the country, our activities are under constant supervision by the regulators and we are requested, on a regular basis, to update our corporate chain and investments, as well as to detail our activities and influence in the Brazilian electricity market.

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

It was also proposed to allocate the resources of the RGR Fund for the payment of the tariff component of the assets of the transmission system not amortized or indemnified. Also, in order to reduce litigation, such payment will only occur under the condition that the component is not litigated.

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

Incentive Programs for Alternative Sources of Electricity

Proinfa

See “Item 4. Information on the Company –A. History and Development – Privatization – Proinfa” and “Item 4. Information on the Company –B. Business Overview – Alternative Electricity Sources” for information on the Proinfa program.

Sector Charges

In certain circumstances, power companies are compensated for assets used in connection with a concession if the concession is eventually revoked or not renewed. In 1971, the Brazilian Congress created the RGR Fund designed to provide funds for that compensation. In February 1999, ANEEL reviewed the assessment of a fee requiring all distribution companies and certain generation companies operating under public service concessions to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and the RGR Fund has been used principally to finance generation and distribution projects. With the introduction of Provisional Measure No. 517/10, converted in Law No. 12,431/2011, the RGR Fund is scheduled to be phased out by 2035, and ANEEL is required to revise the tariff so that the consumer will receive some benefit from the termination of the RGR Fund. In accordance with Law No. 12,783/2013, distribution concessions, transmission concessions granted after September 12, 2012, and all renewed generation and transmission concessions have not been required to pay RGR charges since January 2013. CCEE is now responsible for the management of the RGR Fund (starting on May 2017), according to Provisional Measure No. 735/2016, converted into Law No. 13,360/2016.

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

The judicial recovery can be implemented through a reorganization plan to be approved by creditors and confirmed by the bankruptcy court. The reorganization plan must provide one or more of the following means of reorganization, among others (i) the granting of special terms and conditions for the payment of the debtor’s obligations; (ii) spin-off, merger, transformation of the company, incorporation of a wholly-owned subsidiary or the assignment of quotas or shares; (iii) transfer of corporate control; (iv) partial or total replacement of the debtor’s management, as well as the granting to its creditors the right to independently appoint management and the power of veto over certain matters; (v) capital increases; (vi) leasing of its premises; (vii) reduction in wages, compensation of hours and reduction of the workday, by means of collective bargaining arrangements; (viii) payment in kind or the renewal or extension of the debtor’s debts; (ix) creation of a company composed of creditors; (x) partial sale of assets; (xi) equalization of the debtor’s financial charges; (xii) creation of an usufruct on the company; (xiii) shared management of the company; (xiv) issuance of securities; (xv) creation of a special purpose company for purposes of receiving the debtor’s assets; (xvi) conversion of debt into equity; and (xvii) sale of the totality of the debtor, provided that creditors that are not subject to the reorganization plan are assured of conditions at least equivalent to those they would have in case of bankruptcy.

However, pursuant to Law No. 12,767/2012, energy concessionaires may no longer initiate judicial or extrajudicial corporate reorganization procedures (recuperação judicial ou extrajudicial) until their concessions expire.

Extrajudicial Recovery

The Bankruptcy Law also created the extrajudicial recovery mechanism, which is a private out-of-court settlement among debtor and its creditors through which they agree to new restructuring conditions for payments of debt. A debt repayment plan must be drawn up and proposed by the debtor to the creditors and if approved by creditors representing more than 50% of each type of credit or a group of creditors with the same nature and similar payment conditions, the plan may be submitted to the court for confirmation and in order to bind creditors which did not approve the plan. The debtor can also request confirmation of a reorganization plan that covers non-participating creditors if more than 1/3 of the creditors of each class joined the reorganization plan and the debtor undertakes to, within 90 days, reach a quorum of creditors representing more than 50% of each class.

The extrajudicial proceeding can cover a broad range of classes and types of creditors, although it may not deal with some credits such as tax claims and credits guaranteed by fiduciary liens. For labor claims, a collective bargaining with the labor union of the respective professional category is necessary. In addition, the request for court approval of an extrajudicial recovery plan will not impose a moratorium on the rights, suits and enforcement proceedings of creditors not subject to such plan, and those creditors will still be able to request the debtor’s bankruptcy.

Bankruptcy

The Bankruptcy Law, as amended by Law No. 14,112/2020, changed the order in which claims are classified in the context of liquidation proceedings to the following order, which is set out in order of priority: (i) labor claims in general (limited to a maximum amount of 150 times the minimum monthly Brazilian wage per creditor) and labor claims related to indemnification for workplace accidents; (ii) claims of secured creditors (limited to the amount of the guarantee); (iii) tax claims (except for fines); (iv) unsecured debts (creditors not mentioned in the preceding items, labor creditors whose claims exceed the 150-minimum monthly wages limitation, and secured creditors whose claims exceed the amount of their respective security); (v) contractual fines and monetary fines arising from the disobedience of statutes; and (vi) subordinated debts (as provided for by law or in an agreement, and creditors who are shareholders, quota holders or managers of the debtor company but not in the context of a labor relationship); and (vii) interest due after the declaration of bankruptcy.

There are certain credits that are senior to, or excluded from, the order of priority set out above, such as: (a) costs of the proceedings, (b) labor claims due in the three month period preceeding the bankruptcy declaration, (c) amounts provided by creditors, investors or third parties to the debtor during the judicial reorganization proceeding (DIP Financing), (d) cash restitution related to the fiduciary assignment/lien (cessão/alienação fiduciária), as described above, (e) judicial administrator’s fees, (f) obligations resulting from valid legal acts performed during the judicial reorganization, or after the decree of liquidation, (g) sums provided to the state by the creditors, (h) expenses with collection, management, asset realization and distribution of the proceeds, as well as court costs of the bankruptcy liquidation proceeding, (i) court costs with respect to lawsuits and enforcement proceedings in which the estate is defeated, and (j) taxes relating to generating facts occurring after the decree of the liquidation, with due regard for the order established in Article 83 of the Bankruptcy Law and will be paid with preference before the creditors listed above.

Pursuant to Article 85 of the Bankruptcy Law, assets assigned as security under a fiduciary assignment/lien (cessão/alienação fiduciária) will not be considered as part of the bankruptcy and therefore will not be subject to any ranking or other priorities. In this case, the creditor is entitled to file a restitution claim to regain possession of the asset. Such restitution claim is also available to owners of assets in possession of the debtor, as well as to sellers of goods to the debtor, when the sale occurred within 15 days prior to the bankruptcy liquidation request. Cash restitution is additionally available with respect to debts arising from an advance against foreign exchange contracts (ACC) pursuant to Article 86, II of the Bankruptcy Law.

The Bankruptcy Law establishes that only a creditor claiming for an amount in excess of 40 times the minimum monthly Brazilian wage can commence bankruptcy proceedings. It also determined that if a judicial recovery plan is not approved by creditors the court may decree the debtor’s liquidation. The Bankruptcy Law also extended (i) the time period in which a debtor must present its defense in connection with a request for its bankruptcy from 24 hours to ten days, and (ii) the suspicious period retroactive up to 90 days from either the date of filing the bankruptcy petition, the request for judicial recovery or from the date of the first protest of a credit note due to its non-payment by the company, under the court’s discretion to fix the date. During the suspicious period certain acts may be deemed ineffective, such as payment of unmatured debts, payment of matured debts by means other than established in law or contract and creation of security to existing debts, sale or transfer of relevant assets. See “Item 3. Key Information – D. Risk Factors – Following our Privatization, we are now subject to the Brazilian Bankruptcy Law” for further details on related risks.

Legal Response to the COVID-19 Crisis

On April 8, 2020, the Brazilian Government published the Provisional Measures No. 949 and 950 in the Official Gazette of the Brazilian Government, both of which aim to provide temporary emergency relief measures for the power sector in order to deal with the state of public calamity resulting from the COVID-19 pandemic.

Also, the Brazilian Government amended Provisional Measure No. 998/2020 (converting it to Law No. 14,120/2021) and created the COVID Account, as described above. Below is a summary of the key items introduced by the measure as amended:

o

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

In the transmission segment, our earnings are derived from tariffs defined by ANEEL (i.e. the RAP), established at the time of the concession auction, with periodic reviews defined in specific regulations. Accordingly, we currently see no indications that the outbreak of COVID-19 will have a significant impact on the revenues of our transmission assets as these are related to the availability of the assets in the Interconnected System, and not to the flow of energy transmitted. Despite low historical default rates, the current adverse scenarios, magnified by over-contracting by the distribution companies and exchange rate devaluations, may lead to increased defaults in the transmission segment. In addition, we have 150 large projects in the implementation phase, a small portion of which suffered direct impacts from COVID-19 in 2020 and 2021 due to restrictions that resulted in difficulty in receiving the equipment purchased within the deadlines agreed with manufacturers and stoppage of works due to contamination. As of the date of this annual report, the projects are not directly impacted by COVID-19.

C. Organizational Structure

As of December 31, 2022, our corporate structure consists of a holding company, four controlled subsidiaries (Furnas, Chesf, Eletronorte and CGT Eletrosul), 74 SPEs, of which 73 are located in Brazil – 57 generation companies and 16 transmission companies – and a generation company abroad, and 22 affiliates, including Eletropar. Pursuant to the Eletrobras Privatization Law, the direct or indirect control of Eletronuclear and Itaipu must remain with the Brazilian Government, which resulted in the transfer of control of both companies to ENBPar. After our Privatization, our shareholding in Eletronuclear decreased from 99.95% to 67.95%, a company which ceased to be our subsidiary and became our affiliates. Below are further details about our subsidiaries:

o	Furnas, which engages in generation and transmission activities in the southeast and part of the Midwest region of Brazil;
o	Chesf, which engages in generation and transmission in the northeast region of Brazil;

o	Eletronorte, which engages in generation, transmission and limited distribution activities in the northern region of Brazil; and
o	CGT Eletrosul, which engages in transmission and generation activities in the State of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná.

We remain associated with Cepel, a non-profit civil association founded by companies of our economic group and, in accordance with Law 14,182/21, we must continue to make contributions to Cepel for a period of six years as from our Privatization.

On January 2, 2020, Eletrosul and CGTEE both approved the merger of Eletrosul into CGTEE as provided for in the PDNG 2019-2023 in their general meeting held on that date. The resulting company was renamed CGT Eletrosul – Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil. On January 31, 2020, we approved the transfer of the entire share capital of Amazonas GT to Eletronorte.

We also hold a majority interest in Eletropar, a company that holds minority interests in the following Brazilian companies: (i) Energias do Brasil S.A. – Energias do Brasil; (ii) Companhia de Transmissão de Energia Elétrica Paulista – CTEEP; (iii) Empresa Metropolitana de Águas e Energia S.A. – EMAE, and (iv) TAESA S.A. Eletropar holds a minority position in Eletronet S.A. (“Eletronet”).

The following organizational chart shows our summarized shareholder structure and subsidiaries as of the date of this annual report (we also have minority shareholdings in 21 utility companies throughout Brazil):

There have been significant impacts to our organizational structure as part of our Privatization process. See “Item 4. Information on the Company—A. History and Development—Privatization” for further information about our Privatization.

Transactions with third parties

In January 2020, Eletrosul merged with CGTEE resulting in CGT Eletrosul.

In January 2020, we completed the sale of our 49% interest in SPE Centroeste de Minas to CEMIG and in March 2020, we completed the sale of SPE Energia Olímpica.

In March 2020, we transferred 497,946,334 common shares to Eletronorte, representing the capital stock of Amazonas GT, for R$3.1 billion.

In August 2020, we increased our capital stock in SPE Chapada do Piauí I Holding by R$17.1 million by subscribing for 17,150,000 common shares.

In May 2020, all of the shares of Transmissora Delmiro Golveia Ltda. – TDG were merged into Chesf.

In September 2020, we transferred our 49% interest of the capital stock of Manaus Transmissora de Energia S.A – MTE to Evoltz Participações S.A. for R$251 million.

In September 2020, we sold our entire 49.5% stake in SPE MTE to Evoltz Participações S/A. for R$251 million.

In September 2020, Eletronuclear’s capital was increased in the amount of R$1.9 billion, through the issuance of 22,081,709,937 shares, of which 17,256,190,449 are common shares and 4,825,519,489 are preferred shares, with the conversion of credits AFAC in the amount of R$850 million and the conversion of financial credits of R$1.0 billion.

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

In December 2020, SPE Transmissora Sul Brasileira de Energia S.A. (TSBE) merged into CGT Eletrosul.

In January 2021, our SPEs of Complexes Pindai I (Angical 2, Acauã, Arapapá, Caititú 2, Caititú 3, Carcará, Corrupião 3, Teiú 2), Pindai II (Coqueirinho 2 and Papagaio) and Pindai III (Tamanduá Mirim 2) were merged into Chesf for R$20.6 million. In March, Chesf completed the merger with these SPEs.

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

In August 2021, SPE FOTE was merged into CGT Eletrosul. We already held all of the equity capital in this SPE, so there was no effect on the corporate structure.

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

In January 2022, we agreed to increase the capital of Eletronorte by acquiring 13,951,250 common shares for R$1.9 billion through the contribution of the common shares it holds in NESA, which is equivalent to 15% of the capital stock. Following this transaction, we no longer hold a direct stake in NESA and instead hold an indirect 49.98% stake through Eletronorte and Chesf.

In March 2022, our SPE Inambari Geração de Energia S. A. was dissolved, we sold our stake of 12,306 preferential shares in our affiliate CTEEP due to a court order as part of a legal proceedings in which these shares were pledged as collateral, and the corporate reorganization of our affiliate CESP was completed. Following its corporate reorganization, CESP’s name was changed to Auren Energia and its preferential shares were converted into common shares. As of December 31, 2022, we held 1.03% of Auren Energia’s common shares.

In April 2022, our SPE TSLE was merged into CGT Eletrosul and we sold our 32.66% stake in CEEE-T to CPFL Comercialização de Energia Cone Sul Ltda. at R$349.29 per share, representing a total amount of R$1.1 billion. This sale was part of the public acquisition offer carried out by CEEE-T to which we adhered. Additionally, our SPEs Manaus Construtora Ltda. and Centro de Soluções Estratégicas S.A were dissolved.

In June 2022, as provided for in the Eletronuclear Investment Agreement, ENBPar made a R$3.5 billion capital contribution to Eletronuclear, which ceased to be our subsidiary as part of our Privatization.

In July 2022, Furnas paid in 5,494,950,237 common shares previously subscribed in May 2022, in the amount of R$682 million because of the exercise of the preemptive right as part of MESA’s capital increase, plus it subscribed an additional 7,267,560,939 common shares issued by MESA, paying in a total of R$901 million. As a result of the payment for the shares, Furnas’ stake in MESA increased from 43.05% to 72.36% and as result Furnas became the controlling shareholder of MESA and, indirectly SAESA, in July 2022 after the shareholders’ agreement was terminated. This transaction contributed to an increase of 1,045.5 MW in our installed capacity. For further information on SAESA see “Item 5. Operating and Financial Results – Principal Factors Affecting our Financial Performance – MESA/SAESA.”

In August 2022, we transferred our 15% stake in SPE Norte Energia to Eletronorte and our stake in our affiliate Energisa was diluted from 2.31% to 2.06% as a result of Energisa’s capital increase. Also as part of its capital increase process, Energisa issued 44,851,040 common shares and 179,404,160 preferential shares, equivalent to 44,851,040 Units, as well as 449,401 subscription warrants were exercised. Additionally, SPE Construtora Integração Ltda. was dissolved.

In September 2022, we transferred 212,300 common shares held in our affiliate Equatorial Maranhão, in the amount of R$9.7 million, due to a court order as part of a legal proceedings in which these shares were pledged as collateral. Our stake in Equatorial Maranhão was therefore reduced from 33.55% to 33.28%. Additionally, AES Brasil’s capital increase process was concluded in which we subscribed 10,664,306 common shares in the amount of R$102.4 million, resulting in an increase in our stake in AES Brasil from 6.12% to 6.81%.

In October 2022, we sold all of our shares held in our affiliate CELPE, representing a 1.56% stake in the amount of R$48.9 million, and Eletronorte sold its 49% stake in the SPE Amapari Eneva S.A. for R$18 million.

In December 2022, we transferred 3,067,035 common shares and 87,639 preferential shares representing a 32.74% stake in our affiliate CEEE-G, by appointment of CSN to Companhia Florestal do Brasil – CFB, a CSN subsidiary, for R$367.0 million as part of the payment negotiated in a court agreement entered into by the parties to the compulsory loans.

In March 2023, Furnas entered into an agreement to acquire a further 22.9% stake in MESA for R$168 million which will result in a total stake of 95.2% in MESA and, consequently, indirectly in SAESA.

D. Fixed Assets

Our principal assets consist of hydroelectric generation plants which are located all over Brazil. The book value of our total fixed assets as of December 31, 2022, December 31, 2021 and December 31, 2020 was R$34.7 billion, R$33.4 billion and R$32.7 billion, respectively. As a result of the existing large hydroelectric power capacity still available in Brazil, we believe hydroelectric energy will continue to have a prominent role in providing for the growth in consumption of electrical energy.

E. Compliance

In accordance with our Code of Conduct, we do not tolerate corruption or any other illegal business practices of our employees, contractors or suppliers, and, accordingly, we have undertaken the corporate governance and compliance initiatives described in this annual report.

Our compliance program “Eletrobras 5 Dimensions Program” aims to achieve compliance with legal and regulatory standards and avoid, detect and treat any deviation or nonconformity that may be identified. This initiative is in compliance with international corporate governance standards, laws and regulations, including the U.S. Sarbanes-Oxley Act of 2002, the FCPA, the Brazilian Anticorruption Law, the rules and guidelines issued by the SEC, the CVM, the IBGC and the OECD, among others.

The “Eletrobras 5 Dimensions Program” was implemented in 2016 and applies to all of our group companies in order to comply with international corporate governance standards and to strengthen the corporate integrity management, which has constantly been improved following the PDNG’s strategic guideline of “Achieving Excellence in Governance, Risks and Internal Controls – GRC.”

The structure of the “Eletrobras 5 Dimensions Program” is based on five elements that constitute the basis for developing a culture of integrity within the company, as shown in the following image:

Each element of the “Eletrobras 5 Dimensions Program” has a set of activities with different characteristics, including:

o

Development of the Management Environment for the Compliance Program — Since 2016 we had a compliance board, which is responsible for ensuring the compliance of our internal processes and controls with internal regulations and Brazilian and foreign laws, in particular the FCPA, the Brazilian Anticorruption Law and our Code of Conduct, mitigating risks and coordinating the corresponding activities in our subsidiaries. In addition, the compliance board is responsible for promoting the culture of compliance management We highlight the following attributions of our compliance officer: (a) ensure procedural compliance and risk mitigation in our and our subsidiaries’ activities, prevent fraud and corruption, ensure compliance with internal regulations, standards and requirements included in the applicable legislation; (b) promote our compliance program and take appropriate measures to investigate any complaints regarding any violation of such program; (c) prepare and issue guidelines for the assessment of investigative activities and reduction of fraud and corruption risks, as well as corporate risks and internal controls, and follow the results for the report to our Board of Executive Officers and our Board of Directors.

o

Periodic Analysis of the Risk Matrix — Our processes are guided by our matrix for fraud and corruption risk, based on the fraud risk assessment model (FRA). It covers the risks inherent in our business, which are mapped out based on the assessment of the corporate scenario, risk benchmarking and interviews with key corporate officials. According to the risk analysis and classification techniques, we prioritize risls by degree of importance and develop mitigating actions to direct efforts to the most critical points determined by our management. In 2020, we reviewed our risk factors for fraud and corruption, ranking them in terms of impact and likelihood, broken down into 11 risk factors. In addition, we promote a series of mitigation actions to prevent or minimize the materialization of these risks. In 2020, we reviewed our risk factors for fraud and corruption, classifying them in terms of impact and probability, divided in 11 risk factors. In addition, we promoted a series of mitigation actions to prevent or minimize the materialization of these risks. In 2021, with the new methodology adopted for the Risk Matrix by the Department of Corporate Risks (DCRR), the fraud and corruption risk has been treated within the specific theme of Planning and Management of Contracts with Suppliers, with the main impact and risk drivers defined and the monitoring activities established.

The list of fraud and corruption risk factors must be periodically updated and improved, in order to enable the ongoing adequacy of the program. In 2022, we contracted an external adviser to review the FRA, and the first stage of the project was completed which relates to the “Assessment of the organization and identification of risk factors,” by conducting 50 interviews and receiving more than 90 questionnaires from executives and managers of our companies, with the aim of mapping their perception regarding processes most exposed to fraud and corruption.  This resulted in a preliminary mapping of approximately 120 risk factors.

The team is now working on the impact and likelihood of risk factors and their prioritization by degree of criticality, including an assessment of the effectiveness of the internal controls in force, and the final step will involve the definition of mitigation actions and action plans for the mapped risks, according to the risk tolerance established by us, in addition to the parameters of fraud and corruption risk monitoring indicators within the SAP BIS (Business Integrity Screening) tool.

In parallel, we developed a methodology to classify the level of fraud and corruption risk of our suppliers, establishing the concept of critical suppliers as part of an analysis of their ethics and integrity, to act in a preventive manner by means of monitoring actions.

o

Structure and implementation of policies and procedures of our compliance program — In order to consolidate the guidelines established by our compliance program considering its maturity, relevant issues have been included in specific documents that show to stakeholders the principles and guidelines accepted by our companies. The guiding document of our compliance program is the Code of Conduct. We also have some additional important documents of the program such as (i) the Anticorruption Policy of our companies, which aims to reinforce our commitment to ethics and integrity in our internal and external relations, as well as establishing guidelines to ensure that the members of our governing bodies (councils and Board of Directors), employees, representatives and third parties comply with the requirements of applicable anticorruption laws and that the highest standards of legality and transparency are adopted while conducting business, (ii) the Conflict of Interest Management Policy of our companies, which aims to establish guidelines for members of governance boards, employees, representatives and third parties of our companies in the prevention, identification and declaration of situations that may be classified as conflicts of interest, and to guide as to how to proceed in such cases, so that the conduct is always guided by the Principles of Ethics, Integrity and Transparency and aligned with the values of our companies, and (iii) the Consequences Policy that aims to establish corporate commitment to fight against corruption, anticompetitive practices, conflicts of interest and other infractions and guide the application of consequences for actions and conduct in disagreement with our Code of Conduct, our Compliance Program and internal and legal standards. This policy is part of the new centralized complaint management and treatment process established at our companies.

Internal documents were developed, detailing the Program guidelines and Integrity assessment for suppliers, sponsorships, agreements, social projects, Planning and Development projects, as well as mergers, incorporations, acquisitions and alienations of a corporate business and Special Purpose Company – SPE and Monitoring procedures.

In addition, some of our documents provide for corporate integrity criteria to ensure that our compliance program is effectively applied and complied with within our activities subject to a higher risk of fraud and corruption. In this regard, we highlight the supplier integrity assessment as one of the guidelines of the supply logistics policy for our companies (política de logística de suprimento das empresas Eletrobras) and in the supplier’s conduct guide (guia de conduta do fornecedor).

We adopt certain integrity mechanisms in order to standardize the Third Party Integrity Assessment process of our companies prior to establishing the relationship; they are:  suppliers, sponsorships, donations, partnerships, members of governance of our companies and new partners in SPE. In compliance with the guidelines of the Integrity Program, in 2022, our Integrity area carried out about 577 Integrity Assessments for suppliers, sponsorships, donations, and partnerships.

o

Effective Communication and training — We have an Integrated Training and Communication Integrity Program which has the objective of establishing training sessions and awareness actions on a regular basis, in order to introduce good practices of ethics and integrity, as well as to promote internalization and dissemination of the ethics and integrity commitments expressed in the Integrity Program’s policies and procedures and in the Code of Conduct, with employees, senior management and other relationship public, enhancing the importance of establishing a mature integrity structure.

Such program was approved by the Executive Board and standardized for all companies with the objective of directing, in a structured and systemic way, the set of communication and training for internal and external audiences in order to consolidate a culture of ethics and integrity.

Among the actions carried out between 2020 and 2022 we highlight:

o

Annual training for our Senior Management and representatives of Subsidiaries, Affiliates and Partners (SPE). The Corporate Governance area maintains, within its Enhancement Program for Directors and Executive Officers, content related to Ethics and Integrity. The training includes lectures and workshops on Best Practices, promoting integration and exchange of experiences.

o

Annual online training on Integrity and Ethics offered by all of our subsidiaries to all employees.  In 2020, the annual course for all employees of our companies focused on the main aspects of adequacy of our companies to the new data protection legislation, and it lasted until 2021. At the end of 2021, we launched the new course, reinforcing important concepts related to fraud and corruption and conflict of interest, guiding employees on situations and processes that require special attention, in order to ensure ethical and integrity performance. In 2021, we reached a total of 97% of our employees trained through these courses.

In 2022, we launched a new annual course addressing our Integrity Program guidelines through a practical take on situations that can be experienced by everyone in the corporate day-to-day which reached 88% of our employees. These courses are fundamental to deepening a culture of integrity and ethical conduct, essential in the personal and professional day-to-day of our employees, adding real value to our companies and strengthening our image.

o

In 2021, as specific training for the professionals working in the areas most exposed to the risk of fraud and corruption, we implemented an on-line, permanent training on integrity in the management and supervision of contracts of our companies, focusing on the integrity mechanisms adopted both in hiring and contract management, highlighting their role in ethical and integrity issues.

o	In 2022, we trained our integrity teams on Integrated Governance, Risk and Compliance (GRC) Course, and other related areas, promoting integrated action between the second and third lines of defense.
o	Fraud and Corruption Risk Course at our subsidiaries, training the administration on the subject and clarifying the process of mapping and managing the risk of corruption in the company.
o

Every year we hold the corporate event “Integrity and Ethical Culture Week” in honor of International Anti-Corruption Day (December 9) with a series of training and awareness actions for staff as well as for external partners. Since 2020 the event has been held online and all our group companies joined. Daily lectures were held on topics such as: risk factors of fraud and corruption, conflicts of interest in the integrity program, ethical conduct in the virtual environment/social networks, ethical culture and diversity at our companies anti-harassment training, behavioral aspect in the prevention of corruption, tools and good compliance practices recognized in the market, unfolding of the commitments of the Code of Conduct of our companies, as well as initiatives of the Global Compact in the challenge of fighting corruption.

o

In 2020, we launched a webseries “Eletrobras 5 Dimensions Program,” composed of six (6) animated short videos, with the main guidelines of the Integrity Program, established in its normative set, with emphasis on the Code of Ethical Conduct and Integrity, available to employees and also to the external public.

o

We carried out awareness actions annually with our suppliers including a training on Compliance at the Annual Suppliers Meeting of Eletrobras Companies and offering of informative materials (educational video and booklet) to guide the suppliers regarding the integrity guidelines in the relationship with us.

o

Program monitoring, application of remediation measures and penalties — One of the most important measures implemented to remedy our material weakness in internal controls was the improvement of the reports’ management and treatment (gestão e tratamento de denúncias) process, based on three guidelines: (i) centralization of the receipt and management of denounces; (ii) outsourcing the whistleblowing channel, that became independent; and (iii) an unified management of reports and centralized investigation and accountability and remediation of complaints.

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

Our companies’ internal audits include in their annual internal audit plan, an evaluation of the implementation of our compliance program, in order to ensure that the measures are being effective and achieving the expected results.

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

Information Systems

Our business processes and operations depend significantly on the implementation and maintenance of technology infrastructure and data systems, as well as telecommunication services, both for our corporate and operational segments. On the corporate side, we are heavily dependent on the Enterprise Resource Planning (ERP) system and other interconnected systems, as well the network and cloud infrastructure, such as Microsoft Office 365. On the operational side, we are strongly dependent on the SCADA system, responsible for monitoring and operating our industrial environment, as well as the infrastructure of the operation centers and equipment that are part of the infrastructure for sending or receiving data to ONS operating environments or to other agents’ operation centers.

We closely monitor all information security risks. We also attempt to mitigate and prevent events that may compromise the availability, integrity and confidentiality of the information and systems, or that cause damage, loss of information, financial loss, service interruptions, undue dissemination of information or damage to our reputation.

To this end, we implemented the Information Security Policy and several complementary regulations for our group. In addition to regulations, we and our subsidiaries plan and prioritize our actions based on the Cybersecurity Framework developed by the National Institute of Standards and Technology - NIST. This methodology proposes business drivers to guide information security activities, considering the risks related to the matter, in line with our corporate risk management process. At the end of the assessment, which takes place annually, the information is validated by an independent auditor who based on evidence issues a detailed report including the level of risk.

In addition, we prepare quarterly reports about the main risk factors and the status of the Information Security Plan initiatives to the Audit and Risk Committee with the purpose of monitoring by our Board of Directors, which contribute to the mitigation of those factors.

As part of such planning, we have developed a Personal Data Privacy Program, we maintain a Security Operations Center – SOC to monitor vulnerabilities and handle any incidents and, recently, we started a project to improve cybersecurity in an Operational Technology (OT) environment, in line with the Operation Procedure Manual - Operational Routine (RO-CB.BR.01) of the ONS.

Training and qualifications associated with the subject are also routinely carried out by the Corporate University of the Eletrobras companies (Unise), based on the definitions of the pillar “Business Support – GRC Corporate Governance, Risks and Compliance,” defined in the corporate education plan.

These initiatives are aimed at risk mitigation and strengthening the information security management process, by establishing internal guidelines, acquiring tools or services, improving internal procedures, carrying out awareness campaigns and training, contributing to the reduction of vulnerabilities and more efficient detection of incidents. Additionally, we are also evaluating whether to hire a cyber security insurance policy.

Applicable laws and regulations

We are subject to regulation by ANEEL, which in December 2021, issued Ordinance No. 964 that provides for the cybersecurity policy to be adopted by agents in the energy sector. This regulation establishes that companies should have internal processes to meet good market practices, information security culture, secure use of information assets, prevent and treat risks and incidents.

In July 2021, the ONS issued the Operation Procedure Manual - Operational Routine (RO-CB.BR.01), in order to establish the minimum cybersecurity controls to be implemented by agents in the Regulated Cyber Environment (ARCiber), including governance, architecture, asset inventory, vulnerability management, access management, and incident handling.

We also are subject to the LGPD and may be held liable for any improper handling of personal data, which may lead to penalties of up to R$50 million.

ITEM 4A. Unresolved Staff Comments

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our Consolidated Financial Statements included elsewhere in this annual report. As of and for the year ended December 31, 2022, the information provided in this Item 5 in relation to the consolidated income statements for the years ended December 31, 2021 and 2020 were adjusted, where applicable, to give effect to a Circular Letter issued by the CVM on September 4, 2020 (CVM / SNC / SEP 04/2020) which relates to electricity transmission activities in Brazil. This Circular Letter does not conflict with IFRS 15 but provides further guidance to standardize the accounting treatment of transmission assets in Brazil due to their specific complexities related to the local regulatory environment and some changes in policy. The main changes that affected us were related to the accounting model of the transmission assets related to the RBSE. Previously, the RBSE was classified as financial assets according to IFRS 9, and after the guidance provided by CVM the RBSE was accounted for as contract assets in accordance with IFRS 15. Therefore, we no longer apply the fair value adjustments related to these assets. As part of the tariff review of RBSE that was done for the first time in 2020 (see further details in note 16 to our Consolidated Financial Statements), new information clarified the definition of the RBSE as a contractual asset (previously these assets were considered a contractual liability). In addition, we reviewed the remuneration rate of our other transmission assets, the criteria included in CVM’s guidance. Previously, those assets were valued based on the Brazilian Government bonds (NTN) as the Brazilian Government owns the concession. Based on our new guidance, we value the assets in accordance with the implicit rate. For further information, see “Presentation of Financial and Other Information.”

Overview

Directly and through our subsidiaries, we are involved in the generation and transmission of electricity in Brazil. Our revenues derive mainly from:

•

the generation of electricity through our subsidiaries and its sale to electricity distribution companies and free consumers, which in 2022, 2021and 2020 accounted for R$23.8 billion, or 69.9%, R$21.1 billion, or 61.0%, and R$18.6 billion, or 73.3% of our total gross revenues, respectively; and

•	the transmission of electricity, which in 2022, 2021 and 2020 accounted for R$15.8 million, or 46.4%, R$17.5 billion, or 50.4%, and R$11.6 million, or 45.6% of our total gross revenues, respectively.

Principal Factors Affecting our Financial Performance

Generation Scaling Factor

In September 2020, Law No. 14,052/2020 established new conditions for the renegotiation of hydrological risk relating to the costs incurred with the GSF, assumed by the hydroelectric generators participating in the Energy Reallocation Mechanism (MRE) since 2012, in light of worsening hydrological conditions.

This change in law was aimed at compensating the owners of hydroelectric power plants for hydroelectric risks caused by: (i) generation projects called structuring plants - the difference between the physical guarantee granted during the motorization phase of the project and the final values of each motorized generating unit in the Interconnected Power System; (ii) restrictions on the flow of energy from structuring plants due to a delay in the start of their operations, or due to an unsatisfactory start of operations in connection with a technical issue at the transmission facilities; and (iii) for thermal generation that exceeds that in order of merit and importation of electric energy without physical guarantee. This compensation will be set-off through the extension of the grant, limited to seven years, with no immediate effect on our cash flows, calculated based on the parameters applied by ANEEL.

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

Unlike 2021, which was a very severe year in terms of hydrological conditions, 2022 was a very favorable year for the level of reservoirs. The recovery initiated in 2022 allowed for a very comfortable situation in terms of storage of the Interconnected Power System. As a result, the GSF increased from 72.9% in 2021 to 85.4% in 2022. Likewise, hydrological conditions directly influenced the PLD value, while in some months of 2021 the PLD reached its maximum amount of R$583.88/MWh, in 2022 it remained practically at the minimum amount of R$55.70/MWh throughout the year. This improvement in the hydrological conditions reduced the energy commercialization price, especially on the Free Market, which led to a reduction in our revenues arising from the energy that was not contracted.

Transmission RBSE Payment

In November 2019, all claims against the Brazilian Government and ANEEL from the lawsuit filed by the Associação Brasileira De Grandes Consumidores Livres (“ABRACE”), Associação Técnica Brasileira Das Indústrias Automáticas De Vidro (“ABIVIDRO”) and Associação Brasileira Dos Produtores De Ferroligas E De Silício Metálico (“ABRAFE”) were dismissed. The claims related to the suspension of the effects on tariffs for the payment of credits related to assets considered non-depreciated as of May 31, 2000, due to the transmission concessionaires that renewed their concessions in 2013, pursuant to Law No. 12,783/2013. Through resolution No. 2,725 of July 14, 2020, ANEEL established the RAPs for transmission concessionaires in the 2020-2021 cycle. For our companies, the total value of RAP in this cycle is R$14.6 billion, an increase of approximately 26% in relation to the previous cycle. This value considers not only the extended contracts listed in the previous table, but all transmission facilities in operation, including the effect of the contracts tendered. This difference is mainly due to the result of the tariff review of the extended transmission contracts, and to the reincorporation of the Cost of Equity (Ke) to the financial component of the shielded base of the RBSE, after forfeiture of early relief that until then suspended part of these amounts due to preliminary decisions.

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

The changes in the flows of receivables from RBSE positively impacted our result by R$4.9 billion in 2022. In addition to the RBSE values, ANEEL approved the RAP values for the 2021/2022 cycle through Resolution No. 2,895/2021 from July 2021 as further detailed in the table below.

Approved RAPs
Subsidiaries	(R$thousands)
Furnas	5,439,877
Chesf	4,230,451
Eletronorte	2,580,273
CGT Eletrosul	1,634,642
Total	13,885,243

In June 2022, SGT/ANEEL issued Technical Note No. 085/2022, which revised the requests for reconsideration filed within the scope of the payment of the financial component and re-profiling of RBSE. This Technical Note depends on adequate procedural instruction for the merit of the requests to be analyzed by the collegiate board of ANEEL before it becomes effective. We continue to monitor this issue and continue to apply the existing assumptions, methodologies and calculations.

R$36.0 million of the current balance of the contractual assets relating to transmission correspond to the right to consideration originated from the non-depreciated infrastructure of RBSE – Basic Network of the Existing System, upon the renewal of the concessions in 2012, pursuant to Law No. 12,783/2013. The flow estimated by us for the receipt of RAPs related to RBSE is shown by cycle in the table below.

Cycles	CGT Eletrosul	Chesf	Eletronorte	Furnas	Total

	(R$thousands)
23-24	479.9	2,572.0	1,129.4	4,213.3	8,394.6
24-25	479.9	2,572.0	1,129.4	4,213.3	8,394.6
25-26	479.9	2,572.0	1,129.4	4,213.3	8,394.6
26-27	479.9	2,572.0	1,129.4	4,213.3	8,394.6
27-28	479.9	2,572.0	1,129.4	4,213.3	8,394.6
Total	2,399.5	12,860.0	5,647.0	21,066.5	41,973.0

Brazilian Macroeconomic Conditions

Brazilian GDP

Brazil’s GDP grew by 2.90% for the year ended December 31, 2022, and by 4.99% for the year ended December 31, 2021 recovering some of the losses from 2020 when the Brazilian economy shrank by 3.28% due to the COVID-19 pandemic, affecting the financial condition of several industry sectors, as reported by the Central Bank using data provided by the IBGE.

SELIC rate

In response to the COVID-19 outbreak, the SELIC rate was reduced to 2.0% on August 5, 2020. During 2021 and the start of 2020 there were several raises to the SELIC rate. As of December 31, 2021, the SELIC rate was 9.25% and as of the date of this report the SELIC rate was 13.75%.

Inflation

As of December 31, 2022, the Brazilian inflation index increased to 5.79%, as measured by the IPCA, primarily as a result of the 11.64% rise in food and beverage prices in the year, and the 11.43% increase in the prices of health and personal care products. For the year ended December 31, 2020, the inflation rate was 4.52%, compared to 10.06% for the year ended December 31, 2021.

Exchange rate

The real exchange rate was R$5.2177 against the U.S. dollar as of December 31, 2022, R$5.5805 as of December 31, 2021, and R$5.1967 as of December 31, 2020. For further information on how the real to U.S. dollar exchange rates affect our results, see “—Exchange Rate Variations.”

The following table shows data relating to Brazilian GDP growth, inflation and the real/U.S. dollar exchange rate for the periods indicated:

	Year Ended December 31,
	2022	2021	2020
GDP growth (contraction) rate	2.90%	4.99	(3.28)%
Inflation/(deflation) (IGP-M)	5.46%	17.79	23.14%
Inflation (IPCA)	5.79%	10.06	4.52%
Appreciation (depreciation) of the real vs. the U.S. dollar	6.50%	(7.4)	(28.9)%
Period-end exchange rate — U.S.$1.00	R$5.2177	R$5.5805	R$5.1967
Average exchange rate — U.S.$1.00	R$5.1655	R$5.3956	R$5.1578

Sources: Fundação Getúlio Vargas, Ipeadata, Instituto Brasileiro de Geografia e Estatística and the Central Bank.

Electric Power Market

According to the EPE, the total power consumption in Brazil was 508.576 GWh in the year ended December 2022, which represents an increase of 1.2%, compared to an increase of 5.2% in the year ended December 31, 2021, and 1.6% in the year ended December 31, 2020. The highlight was the commercial sector, which grew by 5.4%, reaching 92.494 GWh in 2022 compared to 87.788 GWh in 2021.

The electric power consumption in Brazil by geographic region as of December 31, 2022 and 2021is presented below:

Energy type (measured in GWh)	2022	2021	%
Brazil	508,576	500,566	1.2
Residential	152.956	151.253	1.1
Industrial	182.881	182.205	0.4
Commercial	92.494	87.788	5.4
Others	80.245	81.319	(1.3)

Source: Empresa de Pesquisa Energética (EPE) – Monthly Review of the Electricity Sector

Itaipu

Itaipu, one of the world’s largest hydroelectric plants, is jointly owned by Brazil and Paraguay and was established and is operated pursuant to a treaty between those countries. Pursuant to the Itaipu treaty, prior to our Privatization, we were entitled to trade not only the 50.0% of electricity produced by Itaipu that Brazil owned through us, but also Paraguay’s share of electricity not used by Paraguay. As a result, until our Privatization we acted as a commercial agent of approximately 84.3% of the electricity produced by Itaipu. Articles 7 and 8 of Law No. 5,899/73 set out the framework which distribution companies use to calculate the total amount of energy purchased from Itaipu.

Although Itaipu generates a large amount of electricity, the Itaipu treaty requires that Itaipu’s electricity sales do not have a net effect on our operating results. To meet this requirement, any profits from the sale of electricity generated by Itaipu are credited in subsequent periods to the electricity bills of residential and rural consumers. On the other hand, any losses are accounted for in the calculation of electricity tariffs in subsequent periods.

Consequently, the sale of electricity from Itaipu did not generate material impacts on our financial statements and we did not consolidate its results. However, we were also entitled to receive payments from a financing granted to Itaipu. These receivables were a major source of cash for us and were amortized in February 2023. For further details regarding the accounting treatment of Itaipu, see note 47 to our Consolidated Financial Statements.

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

As part of our Privatization, we were required to transfer our interest in Itaipu to ENBPar. The transfer of our shares impacted our results by an estimated R$897 million as shown in the table below.

Impacts on results due to Itaipu share transfer	In million (R$)
Receivables amount	1,082,275
Low in equity interest	(185,617)
Transfer gain	896,658

The commercialization of the energy produced by Itaipu for Brazil was immediately transferred to ENBPar from the date of effective transfer of Itaipu.  We provided financial, commercial, regulatory, administrative and operational assistance to ENBPar during the management transition, for up to six months. We received renumeration for transitional services of R$2.85 million. See “Item 4. Information on the Company—A. History and Development—Privatization” for further information.

MESA/SAESA

To meet the financial obligations arising from the adverse judgement in the SAESA Arbitration, in July 2022, Furnas acquired control of MESA, the parent company of SAESA. On July 8, 2022, the shareholders of MESA agreed to terminate the Shareholders’ Agreement of MESA.  As a result, Furnas became the controlling shareholder of MESA as it held a 72.36% stake in MESA as of that date.

As a consequence, we started to consolidate the results of MESA on a line-by-line basis into our results. This had a significant effect on our indebtedness as we now consolidate SAESA’s indebtedness and the guarantees we provide to SAESA. As of December 31, 2022, SAESA’s indebtedness was R$20.1 billion and its consolidation increased our consolidated indebtedness by 57%. See note 20.2 to our Consolidated Financial Statements for further information on the business combination resulting from Furnas’ acquisition of control in MESA, and see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Financial Condition—We are subject to certain covenants, which in case of non-compliance may allow the lenders under the relevant facilities to accelerate our obligations to them” for any related risks.

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

		As of December 31, 2022
		Foreign Currency	Real
		(U.S. Dollars or R$ thousands)	(R$ thousands)
	Loans (as borrower)	(1,400,514)	(7,307,464)
USD	Loans (as lender)	16,125	84,133
	Amounts Receivable - ENBpar	242,264	1,264,059
	Itaipu	74,638	389,438
	Impact in our Financial Statements	(1,067,487)	(5,569,834)
EUR	Loans (as borrower)	(42,077)	(234,343)
	Impact in our Financial Statements	(42,077)	(234,343)

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

We consider the main assumptions set out below:

•	Growth consistent with historical data and growth prospects of the Brazilian economy;
•

Discount rate per year, after taxes, specific for the tested segments: 4.82% for non-renewed generation, 5.58% for renewed generation in 2022, (4.70% for non-renewed generation, 4.70% for renewed generation in 2021), taking into consideration the weighted average cost of capital;

•	The pre-tax discount rate per year for the corporate ventures tested ranges from 4.27% to 15.31%;
•	Projected revenues according to the contracts, with no concession/authorization extension forecast;
•

Expenses separated by cash generating unit, projected based on the PDNG for 5 years and consistent with the plan for the remaining years, until the end of the concessions and without considering future renewals/extensions; and

•	We treated each of our plants as independent cash generating units.

The table below sets out the impairments we recorded for the years ended December 31, 2022 and 2021:

	December 31, 2022			December 31, 2021
	Generation	Administration	Total	Generation	Administration	Total

	(R$ thousands)
Fixed assets	2,536,835	—	2,536,835	6,963,604	—	6,963,604
Intangible assets	83,917	69,071	152,988	1,021	69,071	70,092
Total	2,620,752	69,071	2,689,823	6,964,625	69,071	7,033,696

The table below sets out our provisions for the years ended December 31, 2022 and 2021 for each plant:

Generation

Cash Generating Unit	December 31, 2022	Deconsolidation Effects	Addition/Reversion	Write-off	December 31, 2021

	(R$ thousands)
NPP Angra 3	—	(4,508,764)	—	—	4,508,764
TPP Candiota	1,043,193	—	(11,113)	—	1,054,306
TPP Santa Cruz	567,253	—	287,874	—	279,379
Candiota Phase B	282,094	—	(23,684)	—	305,778
TPP Batalha	78,651	—	(70,302)	—	148,953
Casa Nova I	234,733	—	(22,846)	—	257,579
TPP Coaracy Nunes	—	—	—	(71,007)	71,007
TPP Mauá Bloco 4	49,372	—	—	—	49,372
TPP Aparecida Óleo	46,258	—	—	—	46,258
Eólica Coxilha Seca	—	—	(1,264)	—	1,264
TPP Mauá Bloco 1	41,040	—	—	—	41,040
Funil	39,098	—	39,098	—	—
Pedra	12,445	—	12,445	—	—
Eólica Ventos de Angelim S.A.	31,914	—	31,914	—	—
Others	194,701	—	(6,224)	—	200,925
Total	2,620,752	(4,508,764)	235,898	(71,007)	6,964,625

Below we highlight the main impacts resulting from the evaluation of the recoverable value by us as of December 31, 2022:

Santa Cruz

The amount added of impairment refers mainly to the significant increase in gas prices, thus impacting its variable unit cost (“CVU”) and, consequently, the dispatch of the plant by the ONS. Reduction of the discount rate

Reduction in the weighted average cost of capital –- WACC was impacted by both the lower cost of third-party capital and our own capital.

Administration

In 2020, the Administration segment had an impairment on the goodwill of SPE Livramento, in 2021 SPE Livramento was classified as an asset held for sale.

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

In July 2021, ANEEL established the criteria and procedures for calculating compensation for investments in unamortized or undepreciated reversible assets from extended concessions, pursuant to Law No. 12,783/2013. It also decided, at its 25th Ordinary Public Meeting of its board of directors, held on July 13, 2021, to amend Normative Resolution No. 596/2013, which specified that the following hydroelectric power plants would receive additional indemnity payments:

•	Chesf: Xingó, Paulo Afonso I, II, III and IV, Apolônio Sales (Moxotó), Luiz Gonzaga (Itaparica), Boa Esperança, Pedra and Funil, with total installed power of 9,208.5 MW;
•	Furnas: Corumbá, Funil, Furnas, Luiz Carlos de Barreto de Carvalho, Marimbondo and Porto Colombia, with total installed power of 4,617 MW; and
•	Eletronorte: Coaracy Nunes, with a total installed capacity of 78 MW.

Pursuant to the terms of the New Concession Agreements, there is no projection of indemnities for investments not yet amortized referring to basic projects and investments linked to reversible assets of hydroelectric plants not yet amortized or not depreciated, of the concessions extended pursuant to Law No. 12,783/2013. Accordingly, the assets pending indemnification were written off by us in our Consolidated Financial Statements.

Provision for Judicial Contingencies of the Compulsory Loans

The compulsory loans on electricity consumption, instituted by Law No. 4,156 of November 28, 1962, were intended to generate resources for the expansion of the Brazilian electricity sector, and were extinguished by Law No. 7,181 of December 20, 1983, which set December 31, 1993, as the deadline for collection.

There are numerous judicial proceedings involving us that relate to compulsory loan issues. The largest number of lawsuits are aimed at challenging the criteria for monetary restatement of the book credits of the compulsory loans on electricity consumption, determined by the legislation governing the compulsory loans and applied by us, and the application of inflationary adjustments arising from economic plans implemented in Brazil. As of December 31, 2022, we have a provision with respect to 3,760 lawsuits in the amount of R$24.4 billion related to the monetary adjustments of our compulsory loans.

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

Despite the issue having been submitted to the STF, in view of the precedents of the STJ, the lawsuits filed have proceeded in the ordinary course and, consequently, there have been several orders for payment of monetary restatement differences and interest at 6% per year, the latter as a reflection of the monetary restatement differences. As a result of these lawsuits and the expert and accounting reports issued against us, we have been the target of enforcement orders, and there is disagreement with the plaintiffs as to how to calculate the amount due, particularly with regard to the application of interest of 6% per year after the relevant conversion meeting and the five-year period for collection of this interest.

As of December 31, 2022, we recorded provisions relating to: (i) differences in principle due to monetary restatement criteria, and (ii) compensatory interest and default interest (substantially the SELIC rate) as set out in the table below.

	December 31,	December 31,
	2022	2021

	(R$ thousands)
Main	6,150,499	6,403,710
Indexation	39,902	47,316
Compensatory Interest	4,040,093	4,748,235
Default Interest	13,081,861	13,116,760
Legal fees	1,028,103	747,994
Other claims	83,747	646,213
Total	24,424,205	25,710,228

For further details regarding the time lapse for application of compensatory interest, see “Item 8. Financial Information—A. Consolidated Financial Statements—Compulsory Loans.”

Voluntary Resignation Plan

In November 2022 we launched a voluntary resignation plan which could be adhered by our employees who would be retired under the Brazilian federal public pension plan until April 30, 2023, pursuant to the Brazilian Social Security Institute criteria. As of the date of this annual report, the total payout under this plan was R$1.3 billion.

Year of Adhernce to the Voluntary Resignation Plan	Number of Employees	Loss (R$million)
2022	821	(374)
2023	1,673	(886)
	2,494	(1,260)

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

Taxes on Revenues

Taxes on revenues consist of Imposto sobre a Circulação de Mercadorias e Serviços (“VAT”), a sales tax charged on gross revenues. These taxes do not apply to revenues from the transmission RBSE payments described in “—Principal Factors Affecting our Financial Performance—Transmission RBSE Payment.” We are subject to different VAT rates in the different states in which we operate, depending also on the type and destination of energy, for example. Recently, in connection with the Extraordinary Appeal No. 71,4139, the Brazilian Supreme Court ruled that certain VAT taxes charged over energy were unconstitutional, since they charged very high rates that do not take into account the necessity of this energy. This decision is binding on all taxpayers and establishes that the maximum VAT rate applicable to energy transactions must be taxed at an ordinary rate. Compliance with this decision is not uniform across Brazil, as certain states did not revise their legislation and others have revised their legislation to comply with this binding ruling. Pursuant to applicable regulations, we are not liable for VAT on revenues in our transmission segment. Additionally, we are subject to two federal taxes imposed on the gross revenues of corporate entities: the Program of Social Integration (PIS) and Contribution for Social Security Financing (COFINS).

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

Intangible assets are initially measured at their cost and subsequently deducted from amortization and impairment loss, if verified. Our intangible assets substantially consist of the acquired rights to explore electricity generation projects under the New Concession Agreements following our Privatization. The initial cost of intangibles arising from our Privatization process was formed based on the value of the obligations and indemnities determined by Law No. 14,182/2021. The amortization of these assets will be carried out on a straight-line basis for the period of the respective contracts, and those assets are subject to a phasing out from the quota regime for energy trading and will be amortized progressively in accordance with the evolution of the associated revenues projection considering a phasing out at a 20% rate per annum beginning in 2023.

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

Foreign Exchange and Monetary Gain (Loss)

Foreign exchange gains (losses) mainly relate to our exposure to the U.S. dollar as a result of our outstanding issuances of U.S.$500.0 million 3.625% notes due 2025 and U.S.$750.0 million 4.625% notes due 2030 which both have bullet repayments. A devaluation or depreciation of the real against the U.S. dollar increases our financial expenses, as it increases our interest and principal payments due and increases the outstanding balance of the notes in real terms. An appreciation of the real decreases our financial expense as it reduces our interest and principal payments due and decreases the outstanding balance of the notes in real terms.

ITEM 5A. Operating Results

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

Please see note 44 to Consolidated Financial Statements for information on revenues from external customers and intersegment revenues.

The following table shows our revenues and operating expenses as a percentage of net operating revenues with eliminations:

	Year Ended December 31,			Year Ended December 31,
	2022	2021	2020	2022	2021	2020

	(%)			(R$ thousands)
Revenues
Electricity sales:
Corporate	0.90%	4.31%	0.75%	305,318	1,491,893	190,813
Generation	69.88%	61.05%	73.30%	23,812,267	21,138,219	18,619,970
Transmission	46.42%	50.40%	45.63%	15,818,154	17,450,333	11,590,416
Other operating revenues	3.23%	2.67%	2.80%	1,101,817	925,455	710,311
Taxes on revenues	(13.62)%	(12.88)%	(15.67)%	(4,640,238)	(4,458,848)	(3,980,961)
Regulatory charges on revenues	(6.82)%	(5.55)%	(6.81)%	(2,323,085)	(1,920,218)	(1,729,613)
Net operating revenues	100.0%	100.0%	100.0%	34,074,233	34,626,834	25,400,936
Expenses
Operating expenses	(84.84)%	(71.75)%	(75.57)%	(28,910,128)	(24,843,547)	(19,194,715)
Financial income/(expenses), net	(12.84)%	(4.16)%	(5.21)%	(4,373,595)	(1,441,954)	(1,322,816)
Other revenues and expenditure	0.55%	3.50%	0.06%	186,924	1,210,754	16,134
Gains on results of affiliated companies	6.95%	4.35%	6.87%	2,369,777	1,507,418	1,744,672
Income before income tax and social contribution	9.82%	31.94%	26.16%	3,347,211	11,059,505	6,644,211
Income tax	(2.04)%	(15.19)%	(1.49)%	(695,613)	(5,260,642)	(378,858)
Net income of Continued Operations	7.78%	16.75%	24.67%	2,651,598	5,798,863	6,265,353
Net income of Discontinued Operations	0.00%	0.00%	0.00%	—	—	—
Former Net income for the year	7.78%	16.75%	24.67%	2,651,598	5,798,863	6,265,353

The following table shows our revenues and operating expenses as a percentage of net operating revenues without inter-company eliminations:

	Year Ended December 31,			Year Ended December 31,
	2022	2021	2020	2022	2021	2020

	(%)			(R$thousands)
Revenues
Electricity sales:
Corporate	0.88%	4.25%	0.72%	305,318	1,491,893	190,813
Generation	69.46%	60.90%	71.77%	24,057,028	21,360,229	18,969,475
Transmission	46.47%	50.34%	46.34%	16,094,875	17,657,758	12,247,524
Other operating revenues	3.29%	2.69%	2.77%	1,139,482	944,444	732,629
Taxes on revenues	(13.40)%	(12.71)%	(15.06)%	(4,640,238)	(4,458,848)	(3,980,961)
Regulatory charges on revenues	(6.71)%	(5.47)%	(6.54)%	(2,323,085)	(1,920,218)	(1,729,613)
Net operating revenues	100.0%	100.0%	100.0%	34,633,380	35,075,258	26,429,867
Expenses
Operating expenses	(85.09)%	(72.11)%	(76.07)%	(29,469,275)	(25,291,971)	(20,104,423)
Financial income/(expenses), net	(12.63)%	(4.11)%	(5.01)%	(4,373,595)	(1,441,954)	(1,322,816)
Other revenues and expenditure	0.54%	3.45%	0.06%	186,924	1,210,754	16,134
Gain on results of affiliated companies	24.02%	52.80%	40.34%	8,319,313	18,520,108	10,662,280
Income before income tax and social contribution	26.84%	80.03%	59.33%	9,296,747	28,072,195	15,681,042
Income tax	(2.01)%	(15.00)%	(1.43)%	(695,613)	(5,260,642)	(378,858)
Net income of Continued Operations	24.83%	65.04%	57.90%	8,601,134	22,811,553	15,302,184
Net income of Discontinued Operations	0.00%	0.00%	0.00%	—	—	—
Former Net income for the year (1)	24.83%	65.04%	57.90%	8,601,134	22,811,553	15,302,184

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues:

Net operating revenues for 2022 decreased by R$553 million, or 1.6%, to R$34.1 billion in 2022 from R$34.6 billion in 2021 as a result of the factors described below.

Electricity Sales

Electricity sales for 2022 increased by R$558 million, or 3.72%, to R$15.6 billion in 2022 from R$15.0 billion in 2021. This increase was mainly due to the fact that Furnas became the controlling shareholder of MESA in July 2022, adding R$2.4 billion to our revenues from the supply of energy. This increase was partially offset by a reduction in revenues from trading on the CCEE, which decreased by R$1.9 billion in 2022 compared to 2021, due to the improved hydrological conditions in Brazil, which significantly reduced the need to import electricity from Uruguay.

Contractual Financial Revenue

Contractual financial revenue for 2022 decreased by R$2.0 billion, or 20.6%, to R$7.9 billion in 2022 from R$9.9 billion in 2021. This decrease was mainly due to differences in the IPCA, which is the index we use for inflation adjustments under certain contracts. As of December 31, 2022, the IPCA reached 5.79% compared to 10.06% as of December 31, 2021.

Operating Costs and Expenses

Operating costs for 2022 increased by R$4.1 billion, or 16.4%, to R$28.9 billion in 2022 from R$24.8 million in 2021. This increase was mainly due to:

•	The voluntary resignation plan we launched in 2022, which resulted in an expense of R$1.3 billion for the year ended December 31, 2022, compared to no expense in the prior year;

•

Depreciation and amortization, which increased by R$1.3 billion, or 86.4%, from R$1.4 billion in year ended December 31, 2021, to R$2.7 billion in the year ended December 31, 2022. This increase is due to the New Concession Agreement entered into in June 2022 as part of our Privatization and the effect of six additional months of amortization in 2022 compared to 2021 relating to the extension period of the concessions due to the adherence to the renegotiation of the hydrological risk based on the GSF. For further details on the renegotiation of hydrological risks, please refer to “Item 5 Operating and Financial Review and Prospect - the Generation Scaling Factor;”

•

The cost of purchased energy for resale, which decreased by R$1.1 billion, or 26.8%, from R$4.3 billion in the year ended December 31, 2021, to R$3.1 million in the year ended December 31, 2022. This decrease was mainly due to the reduction in the import of energy from Uruguay due to the increase in the levels of the reservoirs of our hydroelectric plants; and

•

The operational provisions decreased by R$8.0 billion, or 53.6%, from R$14.9 billion in the year ended December 31, 2021, to R$6.9 million in the year ended December 31, 2022. This reduction is mainly due to the fact that we recorded a provision for litigation related to compulsory loans in 2021 of R$11.0 billion compared to no such provision in 2022. It was partially offset by the increase in ECL on financings and loans of R$2.7 billion and the increase in ECL on consumers and resellers in the amount of R$1.8 billion carried out in the year ended December 2022.

Financial Expense, net

Financial expenses net of financial income increased by R$2.9 billion, or 203.3%, which resulted in an expense of R$4.4 million in 2022 compared to an expense of R$1.4 million in 2021. This variation is mainly attributed to the increase in debt charges in the amount of R$1.9 billion which largely impacted by the consolidation of SAESA and the recognition of charges with the CDE Account in the amount of R$1.1 billion in the year ended December 31, 2022 in connection with the Privatization.

Results of Equity Method Investees

Our equity in the results of investments accounted for using the equity method increased by R$862 million, or 57.2%, to R$2.4 billion in 2022 from R$1.5 billion in 2021, mainly due to: (i) MESA’s consolidation following Furnas’ acquisition of its control compared to an expense of R$972 million in 2021; and (ii) the positive variation of R$141 million in the results of Eletronuclear, partially offset by a negative variation of R$224 million in the results of CTEEP.

Other Revenues and Expenses

Other revenues and expenses for 2022 decreased by R$1.0 billion, or 84.6%, to a revenue of R$187 million in 2022 from a revenue of R$1.2 billion in 2021.This decrease was mainly due to the revenue from the CCC Account received in 2021 in the amount of R$622 million compared to no amount received in 2022. Additionally, in 2022 we also recognized an expense of R$355 million in relation to the New Concession Agreements we entered into as part of our Privatization as we wrote off the residual values of these concessions due to the fact that the CNPE determined them not to be recoverable.

Total income taxes and social contributions

The effective tax rate for 2022 was 20.8% compared to 47.6% in 2021. Income taxes and social contributions increased by R$192 million, or 13.4%, to an expense of R$1.6 billion in 2022 from an expense of R$1.4 billion in 2021. Deferred income taxes and social contributions decreased by R$4.8 billion, or 124.4%, to income of R$934 million in 2022 from an expense of R$3.8 billion in 2021. This decrease was due to the deferred tax liabilities arising from the effects of the tariff revision and the recognition of the GSF recognized in 2021.

Discontinued operations

We reclassified the results of Eletronuclear and Itaipu as “discontinued operations” for the years ended December 31, 2022, 2021, and 2020. We recorded a loss of R$85 million, compared to a gain of R$987 million on December 31, 2022. This increase is a result of the gain made from the transfer of control of Itaipu to ENBpar, in the amount of R$897 million in 2022.

Net Income (Loss)

As a result of the factors discussed above, we reported net income of R$2.7 billion in 2022 compared to net income of R$5.8 billion in 2021.

Results of Generation Segment

Net Operating Revenue

Net operating revenues for the generation segment increased by R$2.3 billion, or 12.5%, to R$20.3 billion in 2022 from R$18.0 million in 2021 as a result of the factor set out below.

Electricity Sale

Electricity sales increased by R$1.8 billion, or 12.9%, to R$15.5 billion in 2022 from R$13.8 million in 2021. This increase was mainly due to the consolidation of MESA by our subsidiary Furnas, which added R$2.4 billion in additional revenues from the supply of energy, partially offset by the reduction in short-term electricity sales due to improved hydrological conditions in Brazil in 2022.

Operating Costs and Expenses

Operating costs and expenses for the generation segment increased by R$5.3 billion, or 55.7%, to R$14.9 billion in 2022. This increase was mainly due to an increase of R$3.7 billion in energy purchased for resale and to the extension of the concession period for the hydroelectric power plants covered by ANEEL Ordinances No. 2,919/2021 and No. 2,932/2021 relating to the recovery from the hydrological risk in 2021, from income of R$1.1 billion in 2021 to an expense of R$2.7 billion in 2022. Additionally, there was an increase of R$1.0 billion in depreciation and amortization expenses, mainly due to entry into the New Concession Agreements.

Results of the Transmission Segment

Net Operating Revenue

Net operating revenue from the transmission segment decreased by R$1.7 billion, or 10.9%, from R$15.7 billion in 2021 to R$14.0 billion in 2022. This decrease was mainly due to (i) differences in the IPCA, which is the index we use for inflation adjustments under certain contracts and (ii) the extension of the concession period for the hydroelectric power plants and complexes covered by ANEEL Resolutions Nos. 2,919/2021 and 2,932/2021 to provide for a recovery of the hydrological risk posed in 2021. As of December 31, 2022, the IPCA reached 5.79% compared to 10.06% as of December 31, 2021.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment increased by R$8.8 billion to an expense of R$10.1 billion in the year ended December 31, 2022, from an expense of R$1.3 billion in the same period of 2021. This increase was mainly due to the decrease in the periodic tariff revenue from R$4.9 billion in the year ended on December 31, 2021, to R$365 million in the year ended on December 31, 2022, due to the reprofiling of the financial component of the RBSE approved by ANEEL in April 2021. In addition, there was an increase in operational provisions of R$1.2 million, 303.7%, from R$389 million in the year ended December 31, 2021, to R$1.6 billion in the same period of 2022 due to increased provisions for ongoing litigation. Additionally, there was an increase in payroll and related charges of R$1.4 billion, or 38.32%, to R$5.0 billion in the year ended December 31, 2022, from R$3.6 billion in the same period of 2021, mainly due to de voluntary resignation plan launched in 2022.

Results of the Administration Segment

Net Operating Revenue

Net operating revenue for the administration segment decreased by R$986 million, or 72.2%, from R$1,366 million in 2021 to R$380 million in 2022.

Operating Costs

Operating costs and expenses for the administration segment decreased by R$9.8 billion, or 67.7%, to R$4.7 billion in 2022 from R$14.4 billion in 2021. This decrease was mainly due to the decrease in Operating provisions, mostly related to the compulsory loan litigation, in the amount of R$8.8 billion, from R$12.3 billion in the year ended December 31, 2021, to R$3.5 billion in the same period of 2022.

Year ended December 31, 2021 compared to year ended December 31, 2020

Net Operating Revenues

Net operating revenues for 2021 increased by R$9.2 billion, or 36.3%, to R$34.6 billion in 2021 from R$25.4 billion in 2020 as a result of the factors described below.

Electricity Sales

Electricity sales for 2021 increased by R$2.9 billion, or 23.6%, to R$15.0 billion in 2021 from R$12.1 billion in 2020. This increase was mainly due to the sale of R$1.4 billion in CCEE’s short-term energy import market, corresponding to 1,116 GWh of energy.

Contractual Financial Revenue

Contractual financial revenue for 2021 increased by R$3.9 billion, or 65.1%, to R$9.9 billion in 2021 from R$6.0 billion in 2020. This increase was mainly due to reassessment of the evolution of the execution of the transmission projects in progress and to ANEEL’s authorizations as well as an increase in the contractual financial revenue mainly due to the increase in the indexes of restatement of the contracts updated based on the IPCA. In the fourth quarter of 2021, the restatement by the IPCA reached 9.63% and in the corresponding period of 2020, it reached 4.38%.

Operating Costs and Expenses

Operating costs for 2021 increased by R$5.6 billion, or 29.4%, to R$24.8 billion in 2021 from R$19.2 billion in 2020. This increase is mainly due to:

•

Operating provisions, which increased by R$7.5 billion, or 102.3%, to R$14.9 billion in 2021 from R$7.4 billion in 2020. This increase is mainly due to the additional provision for contingencies of R$10.9 billion recorded as a result of the evolution of decisions in the execution and settlement phase of certain legal proceedings related to the compulsory loans. See “—Provision for Judicial Contingencies of the Compulsory Loans.” Additionally, we recorded (i)_ a supplemental provision for contingencies for the “K” Factor legal proceeding in the amount of R$274 million, and (ii) a provision for unsecured liabilities in the amount of R$706 million, arising from the future value of a contribution we made to SPE Madeira Energia S.A – MESA in proportion to our interest in this SPE.

•

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

This was partially offset by the electricity purchased for resale, which decreased in cost by R$2.4 billion, or 100.2%, thus generating an income of R$6 million in 2021, from an expense of R$2.4 billion in 2020. This decrease was mainly due to the extension of the terms of the concessions of our hydroelectric plants, due to the renegotiation of the hydrological risk under Law No. 14,052/2020, which led to a cost reduction of R$4.3 million. For further details on the renegotiation of hydrological risks, see “— Generation Scaling Factor.”

Financial Expense, net

Financial expenses net of financial income increased by R$119 million, or 9%, which resulted in an expense of R$1.4 million in 2021 compared to an expense of R$1.3 billion in 2020. This variation is attributed to a reduction in income from financial investments of R$336 million, or 34.5% in 2021, due to the low profitability compared to 2020; and the increase in net derivatives by R$394 million, or 118.6%, to R$726 million in 2021 from R$332 million in 2020, driven by the positive variation in the price of aluminum in the London Metal Exchange (“LME”), which is used as a reference for the payment of the premium provided for in the energy sale agreement entered into with Albras.

Results of Equity Method Investees

Our equity in the results of investments accounted for using the equity method decreased by R$237 million, or 13.6%, to R$1.5 billion in 2021 from R$1.7 billion in 2020, mainly due to: (i) a R$244 million increase in the revenues of Interligação Elétrica do Madeira S.A., or 1013.0%, to R$268 million in 2021 compared to R$24 million in 2020 due to its tariff review and increase of IPCA in 2021; (ii) a R$214 million decrease in the losses of Norte Energia S.A. or 49.7%, which went from R$430 million of recorded losses in 2020 to R$216 million in 2021 due to the increase in its financial expenses in 2021. This impact was partially offset by the decrease of R$171 million, or 15.0%, in the revenue of CTEEP, to R$967 million in 2021 compared to R$1.1 billion of revenue in 2020, due to the effect of RBSE tariff review.

Other Revenues and Expenses

Other revenues and expenses for 2021 increased by R$1.2 billion, or 7404.4%, to R$1.2 billion in 2021 from R$16 million in 2020. This increase was mainly due to the recognition of the value of receivables due from the CCC Account to be paid to us in the amount of R$620 million. Additionally, as a result of the recognition of the reimbursement of fixed assets in progress of our former distribution companies by ANEEL and the signing of the reimbursement contracts, we recognized other revenue of R$589 million.

Total income taxes and social contributions

The effective tax rate for 2021 was 47.6% compared to 5.7% in 2020.  Income taxes and social contribution decreased by R$794 million, or 35.6%, to an expense of R$1.4 billion in 2021 from an expense of R$2.2 billion in 2020. Deferred income taxes and social contributions decreased by R$5.7 billion, or 306.3%, to an expense of R$3.8 billion in 2021 from income of R$1.8 billion in 2020. The decrease in deferred taxes was mainly due to the measurement of transmission assets based on the new assumptions established in the CVM guidance leading to an increase in deferred liabilities of R$1.3 billion. Additionally, in 2021 we recognized the increase in deferred liabilities related to the renegotiation of hydrological risk in the amount of R$1.3 billion. Further, as Eletrosul was merged into CGT Eletrosul, CGT Eletrosul recognized deferred tax credits arising from the tax loss and the accumulated negative basis of social contribution charges. These amounts totaled a credit of R$1.5 billion. This increase is mainly due to us recording an increase in the provision for contingencies of R$10.9 billion largely related to the provision for compulsory loans of R$10.9 billion.

Discontinued operations

On December 31, 2022, we reclassified the results of Eletronuclear and Itaipu as discontinued operations for the years ended
December 31, 2022, 2021, and 2020 as a result of the corporate restructuring undertaken as part of our Privatization. On December 31, 2020, we recorded a profit of R$122 million, which turned into a loss of R$85 million on December 31, 2021. This decrease is mainly due to the operating costs and expenses in the amount of R$509 million. See “Item 4. Information on the Company—A. History and Development—Privatization” for further information.

Net Income (Loss)

As a result of the factors discussed above, we reported net income of R$5.8 billion in 2021 compared to net income of R$6.3 billion in 2020.

Results of Generation Segment

Net Operating Revenue

Net operating revenues for the generation segment increased by R$2.3 billion, or 14.6%, to R$18.0 billion in 2021 from R$15.7 billion in 2020 as a result of the factor set out below.

Electricity Sales

Electricity sales increased by R$1.4 billion, or 11.7%, to R$13.7 billion in 2021 from R$12.3 billion in 2020. This increase was mainly due to the sale of energy imported from Uruguay for R$1.4 billion on the CCEE, corresponding to 1,116 GWh of energy. In the corresponding period of 2020, we only sold 234 GWh.

Operating Costs and Expenses

Operating costs and expenses for the generation segment decreased by R$2.4 billion, or 20.0%, to R$9.6 billion in 2021, from R$12.0 billion in 2020. This decrease is mainly due to cost recovery related to the adhesion of the hydrological risk in the amount of R$4.3 billion, which reflects the extension of the terms of the concessions of hydroelectric plants, due to the renegotiation of the hydrological risk, under the terms of Law No. 14,052/2020.

Results of Transmission Segment

Net Operating Revenues

Net operating revenue from the transmission segment decreased by R$5.3 billion, or 50.7%, from R$10.4 billion in 2020 to R$15.7 billion in 2021. This increase was mainly due to the increase in construction revenue in the transmission segment in 2021, mainly due to the re-estimation of the transmission projects in progress and to ANEEL’s authorizations as well as an increase in the contractual financial revenue mainly due to the increase in the indices used to adjust the contracts based on the IPCA. In the fourth quarter of 2021, the IPCA reached 9.40% compared to 3.48% in the corresponding period of 2020.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment decreased by R$2.2 billion, or 62.8%, to R$1.3 billion in 2021 from R$3.4 billion in 2020. This increase is mainly due to:

•

The operating provision, which decreased by R$645 million, or 86.6%, to R$100 million in 2021 from R$744 million in 2020. The decrease was mainly due to: (i) the reversal of operating provisions for losses in investments, in SPEs in the transmission segment, mainly relating to the reversal in SPE Belo Monte of R$111 million, reversal in SPE Mata de Santa Geneva of R$51 million due to better performances, specially related to the tariff reviews and increase in the IPCA index that restate their revenues; (ii) additionally, during the 2020 periodic tariff review cycle, ANEEL applied discounts to the RAP of CGT Eletrosul due to overpayments between July 1, 2018 and July 1, 2020. This fact generated an obligation in 2020 in the amount of R$224 million.

•

Periodic tariff revenue for 2021, which increased by R$630 billion, or 14.9%, to R$4.9 billion in 2021, from R$4.2 billion in 2020. This increase was mainly due to the reprofiling of the financial component of the RBSE approved by ANEEL in April 2021. This decision led to a reduction in the payment flow related to the periodic review of the RAP in respect of the 2021/2022 and 2022/2023 cycles and an increase in the flow of payments in the cycles after 2023.

Results of Administration Segment

Net Operating Revenues

Net operating revenue for the administration segment increased by R$1.1 billion, or 359.6%, from R$297 million in 2020 to R$1.4 billion in 2021.

Operating Costs

Operating costs and expenses for the administration segment increased by R$9.7 billion, or 206.5%, to R$14.4 billion in 2021 from R$4.7 billion in 2020. This increase is mainly due to a provision of R$10.9 billion due to the evolution of decisions in the execution and settlement phase of the legal proceedings related to the compulsory loans. See “—Provision for Judicial Contingencies of the Compulsory Loans.”

ITEM 5B. Liquidity and Capital Resources

Our main sources of liquidity derive from the cash generated by our operations and from loans received from various sources.  including funding from the local and international capital markets.

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

Sources of financing for working capital and for investments in long-term assets

Our main sources of financing for working capital and investments in fixed assets in the last three years are: (i) indemnities from concessions renewed under the terms in Law No. 12,783/2013 approved by the granting authority; (ii) our own operational cash flows; and (iii) loans from domestic and international lenders;.

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

As for the covenants not associated with compliance with financial ratios, our main covenants include:(i) requirements for change of corporate control or corporate restructuring; (ii) compliance with licenses and authorizations; and (iii) limitation on significant sale of assets, among others.

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

Our main uses of funds in the year ended December 31, 2022, were for investments in the amount of R$5.6 billion and the net cash used in investing activities of R$31.9 billion. In the year ended December 31, 2021, our main uses of funds were for investments in the amount of R$4.7 billion and the net cash used in investing activities of R$756 million. In the year ended December 31, 2020, our main uses of funds were for investments in the amount of R$3,122 million and the net cash used in investing activities of R$1.7 billion. We meet these requirements with (1) cash and cash equivalents (R$26.0 billion), (2) long-term financing (totaling R$51.6 billion). Our management believes that we have sufficient sources of liquidity to meet our present financial commitments through the combined use of our operating cash flow, the receipt of indemnities already approved by the grantor as a result of Law No. 12,783/13, our issuances of debentures, and proceeds from loans and financings already contracted. Our Board of Directors has approved a strategic business plan aiming to reduce investments, sell administrative properties, sell certain SPEs, structure a tax planning strategy in order to optimize our tax costs and improve the use of tax credits.

Short-Term Debt

Our outstanding short-term debt serves many purposes, including supporting our working capital. As of December 31, 2022, our total debt due in the short-term, including accrued interest, amounted to R$7.5 billion, compared to R$8.2 billion as of December 31, 2021.

Long-Term Debt

Our outstanding long-term debt consists primarily of loans from financial institutions and offerings in the international capital markets. As of December 31, 2022, our consolidated long-term debt was R$51.6 billion. As of December 31, 2021, our consolidated long-term debt was R$35.8 billion. Some of our short-term and long-term debt contain financial covenants. See “Item 4. Information on the Company—B. Business Overview—Lending and Financing Activities” for further information regarding our debts and lending activities.

Cash Flows

	For the Year Ended December 31,
	2022	2021	2020

	(R$ millions)
Net Cash Flows from Operations:
Provided by operating activities	12,185	8,827	4,739
Provided by/ Used in investing activities	(31,881)	(756)	1,713
Provided by/ Used in financing activities	30,247	(8,166)	(6,501)
Total operations	10,550	(95)	(49)

	For the Year Ended December 31,
	2022	2021	2020

	(R$ millions)
Net Cash Flows from Discontinued Operations:
Provided by/ Used in operating activities	(2,909)	(601)	388
Provided by/ Used in investing activities	3,080	(1,504)	(1,338)
Provided by/ Used in financing activities	(175)	2,106	950
Total operations	(4)	1	0

Cash Flow from Operating Activities – Continued Operations

Our cash flows from operating activities primarily result from:

•	the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices;
•	the payment of financial charges;
•	the payment of global reverse reserve charges;
•	amounts received from allowed annual revenue;
•	the payment of income taxes and social contributions;
•	amounts received from financial assets;
•	amounts received form remuneration of investments in ownership interests;
•	income received from investments in equity securities;
•	the payment of legal provisions;
•	judicial contingencies; and
•	restricted deposits for legal proceedings in cases where we are a plaintiff in a proceeding and are ordered to pay a deposit to the relevant court.

Cash flows from operating activities have been sufficient to meet operating and capital expenditures requirements during the periods under discussion.

In the year ended December 31, 2022, our cash flows from operating activities increased by R$3.4 billion, or 38.0%, to R$12.2 billion in 2022 from R$8.8 billion in 2021. This is mainly due to the increase in operational assets related to marketable securities in the amount of R$4.2 billion and the reduction in litigation related payments in the amount of R$2.0 billion. This amount was partially offset by an increase of R$1.0 billion in interest payments from R$2.2 billion as of December 31, 2021, to R$ 3.2 billion as of December 31, 2022 due to the increase of R$859 million in the payment of interest by our subsidiary Furnas was mainly due to the acquisition of control of MESA in July 2022.

In the year ended December 31, 2021, our cash flows from operating activities increased by R$4.1 billion, or 86.2%, to R$8.8 billion in 2021 from R$4.7 billion in 2020. This is mainly due to the increase in collections of accounts receivables of R$3.2 billion. In addition, we recorded an increase in the receipt of remuneration of investments in ownership interests in the amount of R$980 million in 2021.

Cash Flows from Investing Activities – Continued Operations

Our cash flows from investing activities primarily reflect:

•	investment acquisitions (being partnerships) that we enter into with third parties in the private sector in relation to the operation of new plants;
•	acquisition of fixed assets (primarily investments in equipment necessary for operational activities);
•	loans and financing – payment and receipts;
•	acquisition of intangible assets;
•	capital increase investment in equity investments; and
•	investments for future capital increases.

In the year ended December 31, 2022, our cash flows from investing activities increased by R$31.1 billion, or 4,117.4%, to cash used of R$31.9 billion in 2022 from cash used of R$756 million in 2021. This variation was mainly due to the acquisition of intangible asset in the amount of R$32.0 billion as of December 31, 2022. The New Concession Agreements we entered into as a result of our Privatization increased our intangible assets, originated by the right to explore the potential of hydroelectric energy through our hydroelectric plants, as well as the transmission facilities of restricted interest of these plants for a period of 30 years. In exchange for the right to explore the power generation plants, we paid the Brazilian Government, as a grant bonus, the amount of R$26.6 billion and entered into payment commitments to the CDE Account. In June 2022, we paid the updated amount of R$1.5 billion to the CDE Account. Additionally, in July 2022, we made further payments to the CDE Account of R$3.7 million in accordance with the provisions of CNPE Resolution 15/2021 and as part of our Privatization.

In the year ended December 31, 2021, our cash flows from investing activities decreased by R$2.5 billion, or 144.1%, to cash used of R$756 million in 2021 from cash generated of R$1.7 billion in 2020. This variation was mainly due to the payment in advance of R$1.2 billion for a future Eletronuclear capital increase in the amount of R$2.4 billion to enable the construction works of the Angra 3 plant, and a decrease in the disposal of equity investments of R$942 million due to the fact that we did not make many disposals in 2021.

Cash Flows from Financing Activities – Continued Operations

Our cash flows used in financing activities primarily reflect payments we make from short-term and long-term loans and financing (including the RGR Fund).

Our cash flows used in financing activities increased by R$38.4 billion, or 470.4%, from cash used of R$8.2 billion in the year ended December 31, 2021 to cash generated of R$30.2 billion in the year ended December 31, 2022. This variation was due to the receipt for the issue of shares that positively impacted financing activities by R$30.6 million as of December 31, 2022. In addition, there was also an increase in loans and financings obtained, which varied by R$3.7 billion, from R$4.8 billion for the year ended December 31, 2021 to R$8.5 billion in the year ended December 31, 2022; most of this increase in loans and financing obtained is due to operations carried out by Furnas in the first half of 2022, which raised funds in an amount of R$2.5 million.

Our cash flows used in financing activities increased by R$1.7 billion, or 25.6%, to R$8.2 billion in the year ended December 31, 2021, from an outflow of R$6.5 billion in the year ended December 31, 2020. This variation was largely due to an increase in the payment of remuneration to shareholders of R$1.2 billion, or 44.5%, to R$3.7 billion in the year ended December 31, 2021, from R$2.6 billion in the year ended December 31, 2020.

Cash Flow - Discontinued Operations

In the year ended December 31, 2022, our cash flows from discontinued operations decreased by R$5.4 billion, or 366.8%, from an outflow of R$1.5 billion in 2021 compared to an inflow of R$3.9 billion in 2022. This variation was due to the factors described below.

 In the year ended December 31, 2022, our cash flows from discontinued operating activities decreased the net cash used by R$2.3 billion from R$601 million in 2021 to R$2.9 billion in 2022. This variation is mainly due to the: (i) decrease of R$2.2 billion in the variations of operating assets and liabilities mainly due to prevailing market conditions and the values of securities; and (ii) decrease of R$32 million in supplementary pension payments.

 In the year ended December 31, 2022, our cash flows from discontinued financing activities decreased the net cash used by R$2.3 billion from R$2.1 billion in 2021 to R$175 million in 2022. This variation is mainly due to the: (i) decrease of R$2.5 billion in the receipt of advances for future capital increase in 2022; and (ii) decrease of R$21 million in the payment of financial leases in 2022.

In the year ended December 31, 2022, our cash flows from discontinued investing activities increased the net cash used by R$4.6 billion from R$1.5 billion in 2021 to R$ 3.1 billion in 2022. This variation is mainly due to the: (i) increase in share capital payments of R$3.6 billion in 2022; and (ii) decrease in acquisition of fixed assets of R$1.0 billion.

Relationship between Appropriated Retained Earnings and Cash Flows

As of December 31, 2022, our balance sheet reflected retained reserves of R$2.6 billion, which consisted of our statutory reserves but do not include unpaid shareholders’ remuneration. See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Information—Policy on Dividend Distribution.”

Capital Expenditures

In the last three years, as set out in the table below, we invested an average of R$4.5 billion per year in expansion, modernization, infrastructure, and environmental quality, among others. Over the same period, we invested R$2.4 billion in our generation segment, R$1.6 billion in our transmission segment and R$403 million in infrastructure and environmental quality.

	As of December 31,
Nature of Investments	2022	2021	2020

	(R$millions)
Generation	737.68	1,502.17	1,304.26
Transmission	1,183.40	1,163.53	645.41
Maintenance - Generation	828.66	673.63	423.78
Maintenance - Transmission	797.39	191.44	365.97
Other (Research, Infrastructure and Environmental Quality)	412.64	528.24	269.01
Subtotal Own Investments	3,959.76	4,059.01	3,008.43

Generation	1,660.25	110.98	73.64
Transmission	19.11	507.79	39.68
Subtotal SPEs	1,679.36	618.77	113.32
Total	5,639.12	4,677.78	3,121.76

Our core business is the generation and transmission of energy, and we intend to invest in these segments in the upcoming years.

Generally, in our sector, companies are selected for the construction of new generation units and transmission lines through a tender process or through a purchase of interests in existing projects. Accordingly, it is difficult to predict the precise amounts that we will invest in these segments going forward. We invested R$ 2.0 billion in the transmission segment through direct investments of our subsidiaries, which represented approximately 86% of our budget for 2022, aiming to modernize and automate the energy transmission system in Brazil. The difficulty of making all planned investments in the transmission segment, including maintenance, the difficulty of making all planned investments in the transmission segment, including maintenance, was a reflection of the increase in equipment prices and elevated foreign exchange rates, due to increased inflation levels internationally, impacting bids and the granting of environmental licenses. In addition, we made direct investments in our generation segment in the amount of R$1.6 billion in 2022, representing 64% of the total generation budget for 2022. In particular, we invested R$ 828.6 million in maintenance which represented approximately 34% of the total budget for 2022 for the Generation segment. In respect of our SPEs, we highlight a R$1.6 billion contribution to SAESA to cover the expenses with the loss in the SAESA Arbitration, which was not foreseen in our budget under our 2022 business strategy master plan. We made these payments through contributions made by our holding company. The non-execution of investments in the generation segment were mainly due to delays in bidding processes, difficulties in the supplier market, as well as prioritization of operational maintenance activities and acquisition of interests in SPEs that did not occur in the year. We highlight a R$51 million frustrated investment in the Santa Cruz HPU due to the delay in the approval of a contractual amendment to implement a combined cycle turbine, and, in respect of our SPEs, we highlight a R$482 million frustrated investment due to the non-realization of a contribution by Furnas in SPE Holding Brasil Ventos because of an extension of the acquisition process of wind turbines for the Itaguaçu da Bahia wind farm.

Under the EPE’s 10 Year Plan, the EPE estimates that Brazil will have 208,907 km of transmission lines above 230 kV and 220 GW of installed generation capacity by 2031 from 189 GW as of December 31, 2022.

Our capital expenditures for fixed assets and intangible assets for the years ended December 31, 2022, 2021 and 2020 were R$33.6, R$1.2 billion and R$1.1 billion, respectively.

ITEM 5C. Research and Development, Patents and Licenses

Research and Development

The main activities of research, development and innovation for our group are carried out by Cepel, a non-profit entity founded in 1974 by us and our subsidiaries: Chesf, Eletronorte, CGT Eletrosul and Furnas. Cepel is an advanced infrastructure for applied research in electric systems and equipment association, aimed at designing and providing technological solutions especially for the generation, transmission, distribution and commercialization of electric energy in Brazil. Cepel’s activities play an important role in supporting our core business of generation, transmission and commercialization of electric energy.

We are the primary sponsor and provide technical support for Cepel. Following our Privatization, we will remain associated with Cepel and sponsor its activities for six years from the date of our Privatization in accordance with the Eletrobras Privatization Law.

The institution’s mission is to contribute to the permanent improvement and adequacy of the electric energy services provision, implementation of new standards of quality and economy through actions of research, development, innovation, promotion and transfer of technology, technological services of high complexity, constituting itself as a center of excellence in the Brazilian energy sector. In 2022, we invested almost R$203 million in sponsorship of such actions and technological research, of which around 55% of the contributions were made by our holding company. Contributions from our group companies represented 73% of the total inflow of resources into Cepel, the remainder of the resources came from contributions made by other members of the association, from the commercialization of technological products and services, and from projects with partners.

Additionally, Chesf has two innovation centers: the Development and Innovation Center and the Petrolina Solar Energy Reference Center – CRESP. The Development and Innovation Center is responsible for the development and innovation projects in all areas related to the energy sector. CRESP focuses on developing research and innovation projects in the area of solar energy, including Photovoltaic and Concentrating Solar Power – CSP Technologies such as Parabolic Trough and Central Receptor, and Wind Power.

In 2022, more than 58 research, development and innovation projects were developed either directly by us or through investment programs in which we participate. In addition, we invested in technological services, program licensing and we participated in several testing programs. Below is a detailed description of how these funds were allocated by CEPEL:

Areas of Expertise	Resources %
Electrical energy systems	15%
Electrical equipment and smart systems	4%
Automation, supervision and control of systems	17.5%
Energy transition, environment and sustainability	28.2%
Asset management technologies	25.7%
Energy efficiency and certification	0.1%
Materials and mechatronics	9.4%
Total	100%

Trademarks, Patents and Licenses

We hold 100 trademark registrations with the Brazilian National Industrial Property Institute (“INPI”), of which: (i) 12 (12%) relate to the prior trademark (which was adopted in 2010 and renewed in 2007), in effect until 2027, when we will be able to assess whether or not it is appropriate to renew them again; (ii) 40 (40%) related to the current trademark (which was adopted in 2010) and is therefore still valid, granting us ownership over one of our most valuable assets which is our trademark; and (iii) 48 (48%) related to Procel, which are currently valid and therefore relevant, as they guarantee the ownership over variations of one of the main symbols of the visual identity of the Procel program. We do not have invention patents, industrial designs, technology transfer agreements or softwares registered with INPI.

With respect to our main trademarks, we emphasize that we have “Eletrobras” as a trademark with the INPI.  CGT Eletrosul has one patent granted for “Special Reinforced Concrete Foundation for Structural Reinforcement of Foundations in Metal Grid of Towers of Electric Power Transmission Lines,” and nine applications filed with the INPI, of which two applications were filed jointly with CEEE–GT/UBEA/PUC-RS and one filed jointly with UBEA/PUC-RS (which was filed also internationally).

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

Furnas has 23 patent registration requests filed before the INPI, as well as 22 softwares and 21 trademarks registered with the INPI. In 2022, Furnas filed a patent registration request for “Bench Test – Power Rack."

Cepel has seven patents granted by INPI, one of which is also internationally granted by the United States Patent Office and the European Patent Office, one design patent granted by INPI and another seven patent registration requests pending with the INPI. Cepel also has 9 softwares registered with the INPI and 35 trademarks requests pending.

If the INPI grants the patents that have been filed and are still waiting for the INPI’s examination, we will be entitled to prevent third parties to use such devices/inventions and seek for any compensation related to the infringement of our patent rights.

The granted patents guarantee the rights to use the invention on an exclusive basis as well as encourage creative and innovative processes in the companies.

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

At CGT Eletrosul, we maintain operational risk insurance for equipment and civil structures of plants and substations, as well as for administrative offices (all risks); national transportation insurance (land, air and sea) for own assets; group life insurance for all active employees and directors; personal accident insurance for young trainners and interns; civil liability insurance for directors, officers, managers and/or delegated employees (D&O); general liability insurance for the Candiota Thermoelectric Complex; bid bond insurance and judicial guarantee insurance for tax, civil and labor lawsuits, as well as for the construction of new buildings. Currently, the Candiota 3 plant does not have operational risk insurance in place, however we are currently carrying out studies to obtain adequate insurance.

CEPEL maintains property insurance, including coverage of building infrastructure, laboratory and equipment, and vehicle insurance, and group life insurance for employees and directors.

Eletronuclear maintains group life and personal accident insurance; management liability insurance (D&O); national and international transport insurance; property insurance against fire; marine hull insurance; auto insurance; court guarantee insurance; Angra 3 engineering works insurance; and nuclear risk insurance for Angra 1 and 2 plants.

For a more in-depth discussion of our insurance coverage related to our nuclear energy assets, see “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—We may be indirectly liable for damages related to accidents involving our subsidiary Eletronuclear.”

ITEM 5D. Trend Information

Our management has identified the following key trends, which contain certain forward-looking information and should be read in conjunction with “Cautionary Statement Regarding Forward-Looking Information,” “Item 3.D Key Information—Risk Factors” and “Item 4. Information on the Company—A. History and Development—Privatization” We believe these trends will allow us to continue to grow our business and further improve our corporate image:

•

commercialization of energy: unlike certain industries which are particularly vulnerable to cyclical conditions in the market and/or seasonality, the demand for electricity is constant. We currently commercialize the energy generated at our plants on both the Regulated and Free Markets. However, as a result of our Privatization, the commercialization of the energy generated at our hydroelectric plants on the Regulated Market is being phased out at a 20% rate per annum beginning on January 1, 2023. Consequently, within five years all the energy generated at our plants will be commercialized on the Free Market. As the portion of our energy sales on the Free Market increases, our energy commercialization segment becomes gradually more significant, representing a larger portion of revenues each year. We believe that the increase in our ability to commercialize energy in the Free Market has the potential to lead to an increase in our revenues as opposed to the Regulated Market, however, we also believe we will gradually be exposed to more risks that come with it. For further details see “Item 3D. Risk Factors — Our increasing reliance on the commercialization on the Free Market exposes us to certain risks that may have an adverse effect on our revenues, results of operations and financial condition.”

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

•

RBSE reprofiling: In June 2022, the Tariff Management Superintendence (SGT) of ANEEL issued Technical Note No. 085/2022, which revisited the requests for reconsideration filed in connection with the payment of the financial component and reprofiling of the RBSE. For this technical note to take effect, it needs to be analyzed by the collegiate board of ANEEL.  If it becomes effective, it could have a material impact on our financial condition. We continue to monitor this issue. Until the technical note becomes effective, we continue to use the existing assumptions, methodologies and calculations.

•

Climate change: The effects of climate change, including the change in rainfall, flow and wind patterns, the increase in the frequency and intensity of extreme events and regulatory changes can directly affect our generation and transmission activities, which can lead to financial impacts, loss of competitiveness, risk of divestment and reputational damage. Climate change is a priority and a strategic focus for us, as it can impact the continuity of our business. Our Environmental Policy has guidelines related to identification and management of risks and vulnerabilities aimed at adapting to climate change and internalizing, through economic instruments, the externalities associated with greenhouse gas emissions. Our actions are in line with the international agreements to which Brazil is a signatory, such as the Paris Agreement and with the Sustainable Development Goals No. 7 – Affordable and Clean Energy and No.13 – Action Against Global Climate Change that were identified as two of the most relevant for us. The new version of the Nationally Determined Contribution introduced by Brazil in 2022 maintains the commitment to reduce emissions by 37% below 2005 levels in 2025. Additionally, the country assumed the commitment to reduce greenhouse gas emissions by 50% by 2030. Brazil’s revised NDC (“NDC”) anticipates the goal of achieving climate neutrality to 2050.  We are subject to the National Policy on Climate Change that was established by Law No. 12,187/2009, regulated by Decree No. 7,390/2010, and since May 2022 by Decree No. 11,075/ 2022, which establishes the procedures for the creation of Sectorial Climate Change Mitigation Plans and creates the National System for the Reduction of Greenhouse Gas Emissions.

For further information regarding risks relating to climate change, see “Item 3.D. Key Information—Risk Factors— Risks Relating to Environmental, Climate and Social Impacts —Climate change can have significant impacts on our generation and transmission activities.”

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

In March 2023, ANEEL issued Ordinance 14,108/2023 to authorize CCEE to reimburse Eletronorte for the expenses incurred in November 2020 for the provision of electricity in the state of Amapá on an emergency basis. Eletronorte is due to receive R$42.8 million in a bullet payment adjusted pursuant the IPCA index.

ITEM 5E. Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see note 5 to our Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A. Board of Directors and Senior Management

We are managed by our Board of Directors (Conselho de Administração), composed of up to nine members, and by our Board of Executive Officers (Diretoria Executiva), which is currently composed of a President and nine Vice Presidents. Our bylaws also provide for a non-permanent Fiscal Council (Conselho Fiscal), which is made up of three to five effective members and their respective alternates. Following our Privatization, at least 1 member of the Fiscal Council and respective alternate have to be appointed separately from the others, pursuant to Art. 161, paragraph 4 of Brazilian Corporate Law. Our bylaws also provide for a statutory Audit and Risk Committee (Comitê de Auditoria e Riscos), composed of five independent members, three of which are external members, and a statutory Committee of Strategy, Governance and Sustainability (Comitê de Estratégia, Governança e Sustentabilidade), composed of five members, and statutory Personnel Committee (Comitê de Pessoas,), composed of five members, one of which is also an external mebmber. The management bodies also have the support of advisory bodies and secretariats specialized in matters of specific interest. The members of the Board of Directors and those of the Board of Executive Officers may or may not be shareholders, and may be required, in both cases, the management guarantee provided for by Brazilian Corporate Law.

According to the documents handed out prior to their taking office at Eletrobras, there is no conflict of interests that we know of that may interfere in the election of the members of the Board of Executive Offices, the Fiscal Council and the Board of Directors and external members of the statutory committees.

Board of Directors

Our bylaws direct that our Board of Directors be composed of nine members that are elected at the general shareholders meeting for a term of two years and reelection is permitted. Following our Privatization and according to a regulatory permission by the B3 Governance Code, the current Board members have an exceptional mandate until the Shareholders’ General Meeting of 2025.

The holders of the majority of the preferred shares have the right to elect one member that meets the investiture requirements, and until the latest amendment to our bylaws on April 17, 2023, our employees had the right to elect one member by means of an election organized by the company and the unions that represent them provided such candidate fulfilled the investiture requirements. In April 2021, Mr. Carlos Eduardo Rodrigues Pereira was directly elected by our employees, and his election was ratified at the Annual General Meeting on April 27, 2021, in accordance with the bylaws valid at the time, before the revision on April 17, 2023. The Board of Directors must appoint among the elected members the Chairman and the Vice-Chairman. The address of our Board of Directors is Rua da Quitanda 196, 25 andar, Centro, CEP 20091 005, Rio de Janeiro, RJ, Brazil.

Pursuant to our current bylaws, approved at the 186th General Shareholders’ Meeting held in April 2023, our Board of Directors must be comprised of at least 5 independent members.

Our Board of Directors relies on the support of the statutory Audit and Risks Committee, the statutory Personnel Committee, and the statutory Strategy, Governance and Sustainability Committee. The three committees are all permanent statutory and have their operating rules established under their respective bylaws, and in 2022, all of the committees were comprised entirely of members of our Board of Directors and independent external members. The Personnel Committee and the Strategy, Governance and Sustainability Committee have become statutory in 2021, after our shareholders approved during the 180th Shareholders General Meeting amendments to our bylaws.

Our Board of Directors met 27 times in 2020, 36 times in 2021 and 47 times in 2022 at ordinary meetings, and when called by a majority of the directors or by the Chairman. Among other duties, our Board of Directors is responsible for: (i) establishing our business guidelines; (ii) determining the corporate organization of our subsidiaries or any equity participation by us in other legal entities; (iii) approving our entering into any loan agreement and determining our financing policy; and (iv) approving any guarantee in favor of any of our subsidiaries in connection with any financial agreement.

The current nine members of our Board of Directors according to the elections in the 182th General meeting held on August 5, 2022 are listed below:

Name	Position
Ivan de Souza Monteiro	Chairman
Marcelo de Siqueira Freitas	Director
Marcelo Gasparino da Silva	Director
Marisete Fatima Dadald Pereira	Director
Felipe Villela Dias	Director
Daniel Alves Ferreira	Director
Pedro Batista de Lima Filho	Director
Vicente Falconi Campos	Director
Carlos Eduardo Rodrigues Pereira	Director

Ivan de Souza Monteiro – Chairman: Mr. Ivan de Souza Monteiro is currently Co-CEO and Vice-Chairman of Investment Banking at Credit Suisse Brasil. He was formerly CEO and CFO at Petrobras – Petróleo Brasileiro S.A., Vice-President of Financial Management and Investor Relations – CFO at Banco do Brasil S.A., and worked also as General Manager at BB NY Branch, General Manager BB Lisboa and Africa and Commercial Superintendent at Banco do Brasil S.A. He has worked in the Risk Committee of NuBank, as well as in the administration boards of IRB – Instituto de Resseguros do Brasil, Petrobras – Petróleo Brasileiro S.A., Ultrapar Participações, Banco Votorantim Participações S.A., BB Seguridade and CPFL Energia. He holds a degree in Electronic and Telecom Engineering, at Instituto Nacional de Telecomunicações, Minas Gerais State, MBA Executive in Finance, Instituto Brasileiro de Mercado de Capitais (IBMEC/RJ) and MBA in Management, at Pontifícia Universidade Católica do Rio de Janeiro (PUC/RJ).

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

Marcelo Gasparino da Silva – Board Member: Mr. Marcelo Gasparino da Silva has worked for the last 11 years as independent administration director for several publicly held companies, and as fiscal counselor. He is Chairman of the Board of Directors of ETERNIT since 2017, member of the Board of Directors of VALE since 2020 and of PETROBRAS’ Board of Directors since 2021. At VALE, Mr. Silva is the Coordinator of the Sustainability Committee and member of the Designation Committee. At PETROBRAS, he is President of the Minority Shareholders’ Committee, and member of the following Committees: Investments; Auditing of the PETROBRAS’ conglomerate companies; and of the Security, Environment and Health. As for ETERNIT, he is the Coordinator of Photovoltaic Generation Committee, and member of all advisory committees. He started his professional career as Legal-Institutional Executive Officer at CELESC (2007-2009). He was member of the Board of Directors of Cemig (2016-22), Bradespar (2015-16), Battistella (2016-17), Casan (2019), Celesc (2011-14 e 2018-19), Eletrobras (2012-14 e 2016), AES Eletropaulo (2016-18), Gasmig (2020-21), Kepler Weber (2017-20), Tecnisa (2012-14) and Usiminas (2012-16). He was fiscal counselor for AES ELETROPAULO (2012-12), AES TIETÊ (2013-14), BRADESPAR (2014-16), BRASKEM (2018- 19) and PETROBRAS (2018-21). He is certified as Administration Counselor by Instituto Brasileiro de Governança Corporativa – IBGC, since 2010. He holds a degree in Law from Universidade Federal de Santa Catarina (1994) and has specialization in Corporate Tax Administration, from ESAG (2000).

Marisete Fatima Dadald Pereira – Board Member: Mrs. Marisete Fátima Dadald Pereira has over 35 years working experience in the Brazilian electric power sector. She was head of the Economic and Financial Department of Eletrosul Centrais Elétricas for 18 years. From 2005 until 2022, she has taken positions at the Ministry of Mines and Energy, acting as Special Advisor to the Minister, Head of the Special Advisory for Economic Matters and Executive Secretary of the Ministry of Mines and Energy. She was member of the Administration Board of Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, of the Fiscal Board of Furnas - Centrais Elétricas S.A. and Petrobras S.A. As of July, 2020, Mrs. Pereira is a member of the Board of Directors of Energia Sustentável do Brasil-ESBR. She is alternate member of Petrobras’ Fiscal Board. Mrs. Pereira holds a degree in Accounting and Economics from Universidade Vale do Rio dos Sinos (São Leopoldo/RS), with a postgraduate degree in Accounting from Universidade do Vale do Itajaí, in Auditing and Economics from Universidade Federal de Santa Catarina and she holds a MBA for Executives from Universidade do Estado de Santa Catarina.

Felipe Villela Dias – Board Member: Mr. Felipe Villela Dias, born December 18, 1981, is a representative of the Minority Shareholders. He graduated in Production Engineering from the Federal University of Rio de Janeiro (UFRJ) in 2005 and holds an MBA degree in Logistics from Coppead/UFRJ. He is currently a partner at Visagio Consultoria Ltda. where he works as a finance specialist in consulting projects. He was a partner from June 2008 to March 2018 at Squadra Investimentos, one of the largest independent asset management in the country. He participates in the resource allocation decision committee and is responsible for investment analysis in the infrastructure, logistics and construction sectors. He was appointed CFO of Brasil Brokers Participações S.A. for one year. He is an independent member of the Board of Directors of Smiles Fidelidade S.A. and Santos Brasil Participações S.A.

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

Pedro Batista de Lima Filho – Board Member: Mr. Pedro Batista is founding partner of 3G Radar and partner of 3G Capital since April/2013. He was founding partner and member of the Executive Committee of Vinci Partners, where he worked as Head of the Research team. He worked as Head of the Brazil Equity Research team at UBS Pactual. Mr. Batista was partner at Banco Pactual, where he worked from 1997 until 2006, having received several awards from Institutional Investor and Latin Finance, among others, due to his analytical works in various sectors. He holds a degree in Production Engineering, at Universidade Federal do Rio de Janeiro (UFRJ), class of 1997.

Vicente Falconi Campos – Board Member: Mr. Vicente Falconi Campos is partner, founder, and president of the Board of Falconi Consultores de Resultado, a Consulting company with over 30 years’ experience and one of the leading Consulting companies in management in Brazil. He was member of the Board of AmBev, for 25 years, and has acted as member of the administration board of: Brasil Foods, Cyrela and Qualicorp. Now, he is member of the Board of Falconi Participações S.A. and of the Consulting Board of Fundação Zerrener. Mr. Falconi has six published books in the subject of Corporate Management, which sold over a million copies. He received honors from the Brazilian Government (Rio Branco Medal and Knowledge Medal), from Minas Gerais State Government and from Belo Horizonte City Government. He holds a degree in Engineering at Universidade Federal de Minas Gerais, MSc. and Ph.D. in Engineering, at Colorado School of Mines (EUA), and has worked as Engineering Professor for 30 years (he won the honor title of Professor Emérito granted by UFMG).

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

Board of Executive Officers

Our Board of Executive Officers is currently made up of a President and nine Vice Presidents, and is required to have a minimum of three and maximum of fifteen members, besides the President, all of them elected by the Board of Directors, with a unified management term of two years, with reelections being allowed. Historically, our Board of Executive Officers meets every week, or when called by a majority of the Officers or by the Chief Executive Officer. Our Board of Executive Officers determines our general business policy, is responsible for all matters related to our day-to-day management and operations and is the highest controlling body with regards to the execution of our guidelines. The address of our Board of Executive Officers is Rua da Quitanda 196, Centro, CEP 20091-005, Rio de Janeiro, RJ, Brazil.

The members of our Board of Executive Officers were appointed by our Board of Directors and, as of December 31, 2022, their names and titles are set out in the table below.

Name	Position
Wilson Ferreira Junior	Chief Executive Officer
Rodrigo Limp Nascimento	Chief Regulation Officer and Chief Institutional Relations Officer
Camila Gualda Sampaio Araújo	Chief Governance, Risk and Compliance Officer
Pedro Luiz de Oliveira Jatobá	Chief Generation Officer
Marcio Szechtman	Chief Transmission Officer
Elvira Baracuhy Cavalcanti Presta	Chief Financial Officer and Chief Investor Relations Officer
Luiz Augusto Pereira de Andrade Figueira	Chief Administrative and Sustainability Officer

Wilson Ferreira Junior – Chief Executive Officer: Mr. Wilson Ferreira Junior holds a Bachelor’s degree in Electrical Engineering from the School of Engineering of Universidade Mackenzie and Business Administration from the School of Economics, Accounting, and Administration of Universidade Mackenzie. He has a Master’s degree in Energy from the University of São Paulo (USP) and several post-graduation courses, including Occupational Safety Engineering (Universidade Mackenzie), Marketing (Fundação Getúlio Vargas), and Power Distribution Management (Swedish Power Co.). With 40 years of experience in the power generation industry, he took on several leadership positions in his career. He was our CEO from 2016 until 2021 and returned in September 2022 after a period as CEO of Vibra Energia.

Rodrigo Limp Nascimento – Chief Regulation Officer and Chief Institutional Relations Officer: Mr. Rodrigo Limp Nascimento graduated in electrical engineering from the Federal University of Juiz de Fora (UFJF) in 2007. He holds a specialization degree in Regulatory Law from the University of Brasília in 2009 and a master’s degree in public sector from the University of Brasília in 2019. He acted as an expert in ANEEL Regulation between 2007 and 2015. He was also a Legislative Advisor for the Chamber of Deputies between 2015 and 2018, in addition to being Director of ANEEL between 2018 and 2020 and Secretary of Electric Energy at the Ministry of Mines and Energy since March 2020. He has been a Board Member of ONS since April 2020 and a member of ESBR since December 2020. Rodrigo Limp was nominated by our controlling shareholder to occupy his position. He was not selected by the consulting firm, his nomination was evaluated and recommended by our Personnel and Eligibility Committee (Comitê de Pessoas e Elegibilidade da Companhia) and approved by the majority of the members of the Board of Directors, thus meeting the technical and legal requirements necessary for the position of our CEO. This fact, however, led to the resignation, on March 24, 2021, of the board member Mauro Cunha, who disagreed with the fact that the nomination did not follow the succession rite defined in our policies and rules, which foresaw the approval of the nominee also by the consulting firm assisting the process of choosing our CEO.

Camila Gualda Araújo – Chief Governance, Risk and Compliance Officer: Mrs. Camila Gualda Araújo, born October 15, 1977, graduated in Chemical Engineering from the Faculdade de Engenharia Industrial in 2000 and holds a master’s in Business Administration from Fundação Getúlio Vargas in 2004 and a specialization course in Innovation, Agile Methods & Sprint from Faculdade de Informática e Administração Paulista in 2019. She has considerable expertise in risk consulting, having started her career at Arthur Andersen in 2000. At Deloitte she held several positions until she was made partner of risk consulting in 2012. She has developed some strong knowledge in risk management by identifying risks and establishing risk appetite, risk response and monitoring activities. She is experienced in corporate governance, compliance programs (including anti-corruption initiatives and monitoring) and management of internal controls. She is also a lecturer at the Instituto Brasileiro de Governança Corporativa (IBGC) and at Universidade Federal de São Carlos (UFSCar).

Pedro Luiz de Oliveira Jatobá – Chief Generation Officer: Mr. Pedro Luiz de Oliveira Jatobá, born August 1, 1957, holds a degree in Electrical Engineering from the Universidade Federal da Bahia (UFBA) and a postgraduate degree in Telecommunications and Production Engineering. Since 1980, he has worked for companies that are linked to us in the following areas: control of protection systems for transmitters; operation and dispatch; design of telecommunications and operating systems; business management and development in distribution companies. In 2009, he assumed the leadership of our Department of Foreign Business Development, assessing business opportunities for renewable energy generation and transmission systems in South America, Central America, the United States, and Africa. In 2014, he became the Superintendent of the Overseas Operations and, in 2016, he became our International Superintendent.

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

Luiz Augusto Pereira de Andrade Figueira – Chief Administrative and Sustainability Officer: Mr. Luiz Augusto Pereira de Andrade Figueira, born April 2, 1965, has a Bachelor’s degree in Mathematics from the Federal University of Rio de Janeiro (UFRJ), a post-graduation degree in Finance from Fundação Getúlio Vargas (FGV-RJ), a post-graduation degree in Management of Information Technology from the Federal University of Rio de Janeiro (Coppead-UFRJ) and a master’s degree in Business Management from Pontifícia Universidade Católica (PUC-RJ). In the electricity sector since 1985, he has worked as our Chief of Strategy, Corporate Management and Sustainability, where he also was the Chief of Compliance and Risk Management (2015-2016) and General Coordinator of the company’s CEO (2008-2015) and CFO (2007-2008), and the Manager of the Financial Department (2003-2005). He was also the Chief of the company’s Financial Resources and Energetic Research (2005-2007).

On March 31, 2023, our Board of Directors appointed new members to our Board of Executive Officers to hold office under the title of President and Vice Presidents, and whose current names and titles are set out in the table below.

Name	Position
Wilson Ferreira Junior	President
Antônio Varejão de Godoy	Operations and Safety Executive Vice President
Italo Tadeu de Carvalho Freitas Filho	Expansion Engineering Executive Vice President
João Carlos de Abreu Guimarães	Commercialization Executive Vice President
Elio Gil de Meirelles Wolff	Strategy and Business Development Executive Vice President
Rodrigo Limp Nascimento	Regulatory and Institutional Relations Executive Vice President
Elvira Baracuhy Cavalcanti Presta	Financial and Investor Relations Executive Vice President
Camila Gualda Sampaio Araújo	Governance, Risk and Compliance Executive Vice President
Renato Costa Santos Carreira	Procurement and Services Executive Vice President
Marcelo de Siqueira Freitas(1)	Legal Vice President
José Renato Domingues	People, Management and Culture Executive Vice President
1.	Elected by the Board of Directors as Legal Vice President on April 13, 2023. As of the date of this annual report, Marcelo de Siqueira Freitas has not taken office yet.

ITEM 6B. Compensation

Until June 17, 2022, before our Privatization was consummated, our compensation strategy for our managers and those of our subsidiaries was defined exclusively by the Secretariat of Coordination and Governance of State-Owned Companies (SEST), whose guidelines were binding on all state-owned companies. Before our Privatization, as a state-owned company, under the control of the Brazilian Government, we were subject to a series of limitations on the setting out of the compensation of our managers.

It was in this context while still subject to SEST’s regulations that at our Ordinary General Shareholders’ Meeting held on April 22, 2022 (“62nd OGM”) the total amount of compensation for the member of our management was approved, as well as for the members of the Fiscal Council and the members of the Advisory Committees of our Board of Directors for the period ranging from April 2022 to March 2023.

Although supported by the Eletrobras Privatization Law (enacted prior to the 62nd OGM, on February 22, 2022), our Privatization was only consummated in June 2022, which resulted in the dilution of the Brazilian Government’s interest in our shares and consequent loss of control.

Following this milestone, we became a publicly held company without a defined controlling shareholder, imposing new challenges on our management associated with our restructuring and the unlocking of the value levers associated with our Privatization. In this new context, it became part of the role of the members of our senior management to act to capture all the synergies and growth opportunities since then possible, but no less challenging, given its new legal regime, as highlighted in the Management Proposal for the Extraordinary General Shareholders’ Meeting of the Company of December 22, 2022 (“184th EGM”).

In this conjuncture, the management compensation model previously in force proved to be even more outdated, implying the risk of losing talents and difficulty in attracting new ones, compromising the planning previously portrayed and the market’s expectation of great levers of value that could be unlocked.

Thus, at the 184th EGM, in line with the new compensation model for our managers that includes the review of the fixed compensation model and creates mechanisms of short and long-term incentives, the instruments that compose it were approved, based on a study prepared by the consultancy Korn Ferry, which was recommended by the Personnel Committee and approved by the Board of Directors, in a meeting held on November 18, 2022 (“Compensation Model”).

By contemplating compensation levels aligned with companies of similar size and context, embodied in short and long-term incentives, our Management Compensation Model aims to solidify a meritocratic culture, capable of retaining and rewarding talent and structured to ensure full alignment between our interests, those of our management (in addition to other beneficiaries of the Compensation Model), and those of our shareholders, such as:

(i) we will now be able to retain current key professionals and attract new talent, in addition to fostering a high performance culture that will serve as a driving force for unlocking the value levers of the capitalization;

(ii) our managers (and other beneficiaries) will be able to capture shareholder value growth, which configures a great stimulus for high performance, the overcoming of goals and the maximization of the capacity to generate value in the medium and long term; and

(iii) our shareholders, who, in view of the professionals’ performance in favor of the rapid unlocking of the value levers of capitalization and the consequent maximization of our value, will be able to count on the appreciation of our shares and the maximization of the return on their investments in the medium and long term.

To this end, the compensation of our managers is now set using as parameters the responsibility, time dedicated to the function, competence and reputation of the managers, the new levels of challenges required, as well as the comparison with companies of similar size and especially with Companies that have gone through or are going through a similar stage of transformation.

Thus the 184th EGM approved: (i) a new global compensation amount for the period ending in March 2023, (ii) the Stock Option-Based Compensation Plan and (iii) the Restricted Share Units Compensation Plan, which instrumentalize the Compensation Model.

Compensation Plan Based on Restricted Shares

The members of our Executive Board are entitled to receive a certain number of restricted shares, within a given period, which will only be transferred if the deadlines, terms and conditions defined by our Board of Directors are met. Once the defined criteria are met, the transfer of ownership of the restricted shares will occur in fractions, in equal parts, observing the following timeframes: March 31, 2023, 2024, 2025, 2026 and 2027. Members of our Board of Directors may participate in the Compensation Plan Based on Restricted Shares, however, the transfer of shares will take place on a single date, that is, April 30, 2028, which corresponds to three years after the end of the member’s term of office.

The total number of shares to be received by the beneficiaries of the restricted share plan may not exceed the limit of 0.2% of our total capital share on December 22, 2022, notwithstanding the maximum term for entering into the agreements granting of restricted shares.

Compensation Plan Based on Stock Options

Pursuant to our Stock Option Plan approved on December 22, 2022, at our 184th Extraordinary General Shareholders’ Meeting, the members of our management, our employees and service providers, as well as those of our subsidiaries, became entitled to exercise stock options as long as they are selected by our Board of Directors or by a committee appointed for this purpose.

The maximum number of shares to be subscribed by the beneficiaries of our Stock Option Plan may not exceed the limit of 1.1% of our capital stock on the date of its approval, December 22, 2022, and the exercise price is subject to a floor of R$42.00, which corresponds to the price at which our shares were publicly offered on June 10, 2022.

Our Stock Option Plan, which is limited to our common shares, periodically grants the beneficiaries a right to purchase a certain number of common shares, at a certain price and during a certain period, in accordance with terms and conditions to be defined by our Board of Directors. Once the stock option agreement is entered into between us and the beneficiary, the maturity period of the options granted will be: (i) one-third of the options need to have a maturity period of at least three years; (ii) one-third of the options need to have a maturity period of at least four years; and (ii) one-third of the options need to have a maturity period of at least five years. The maximum deadline for exercising the options is 120 days from the date they become exercisable (after the end of their respective maturity period).

Following the exercise of the options and receipt of the shares by the beneficiary, the beneficiary would be subject to a 180-day lock-up period during which time it could not sell the shares.

We did not grant any stock options in the years ended December 31, 2022, 2021 and 2020. As of April 2023, eleven members of our Executive Board were granted stock options under the Stock Option Plan.

ITEM 6C. Board Practices

Service Contracts

We do not have service contracts with any member of our Board of Directors, Board of Executive Officers or Fiscal Council.

Fiscal Council

Our Fiscal Council is presently composed of three to five members and the respective alternates elected at a general shareholders’ meeting for renewable two-year terms. One of the members is appointed by the preferred shares holders, along with its alternate. Following our Privatization, our bylaws were amended imposing new rules to be applicable to the next Fiscal Council members and their mandates.

Our Fiscal Council supervises management to ensure compliance with our bylaws and constitutive documents’ obligations. The members of our Fiscal Council and respective alternates were first elected at the 61st Annual General Shareholders’ Meeting held on April 27, 2021, except for Ms. Thaís Márcia Fernandes Matano Lacerda who was re-elected. The Fiscal Council’s meetings occur monthly, although, meetings may also occur on an ad hoc basis whenever called by the President of the Council. Our current members as of December 31, 2022, are the following after the resignations of Mr. Domingos Romeu Andreatta and Ms. Thaís Marcia F. M. Lacerda’s resignations in July and November of 2022, respectively:

Member	Alternate
Antonio Emilio Bastos de Aguiar Freire	Giuliano Barbato Wolf
Carlos Eduardo Teixeira Taveiros	Robert Juenemann
Rafael Rezende Brigolini	Rafael Souza Pena
Ingrid Palma Araújo
Ricardo Takemitsu Simabuku

Committees

We currently have three permanent statutory committees: Audit and Risks Committee; Personnel Committee and Strategy, Governance and Sustainability Committee. Currently the Audit and Risks and the Personnel Committees have external members who are not members of our Board of Directors. The committees assist our Board of Directors in establishing the essential guidelines and control procedures within our company. Further, the committees are responsible for giving assistance, monitoring and submitting proposals in relation to their specific areas.

Audit and Risks Committee (Comitê de Auditoria e Riscos)

Our Audit and Risks Committee is a permanent committee composed of a minimum of three and a maximum of five members. The principal role of this committee is to analyze and submit recommendations about risks and strategies to be followed by us in relation to internal controls, audit and risk management, providing more efficiency and quality to the Board of Directors’ decisions. The Audit and Risks Committee has its own bylaws and was formed and started operating in May 2018. Three members of our Audit and Risks Committee are not members of our Board of Directors, as further set forth in “Item 16.D. Exemption from the Listing Standards for Audit Committees.” The external members are independent members, in accordance with Brazilian law. Our current members as of December 31, 2022 are:

Current Members
Jerônimo Antunes (External member and Coordinator)
Luís Henrique Bassi Almeida (External member)
Felipe Villela Dias (Substitute coordinator)
Daniel Alves Ferreira
Luiz Carlos Nannini (External member)

Personnel Committee (Comitê de Pessoas)

Our Personnel Committee was created in January 2021 and is composed of five members, one of which is not a member of the Board of Directors. The main role of this committee is to analyze and submit recommendations about our policies for the management of people and the description of the administrative structure of the management team and Fiscal Council members, providing more efficiency and quality to the Board of Directors’ decisions. The Personnel Committee has its own bylaws. Our current members as of December 31, 2022 are:

Current Members
Pedro Batista de Lima Filho (Coordinator)
Marcelo de Siqueira Freitas
Ana Silvia Corso Matte (External member)
Felipe Villela Dias
Vicente Falconi Campos

Strategy, Governance and Sustainability Committee (Comitê de Estratégia, Governança e Sustentabilidade)

Our Strategy, Governance and Sustainability Committee was created in January 2021. The principal role of this committee is to analyze and submit recommendations about our strategies, business, sustainability and governance practices, providing more efficiency and quality to our Board of Directors’ decisions. The Strategy, Governance and Sustainability Committee has its own bylaws. Our current members as of December 31, 2022 are:

Current Members
Marisete Fatima Dadald Pereira (Coordinator)
Carlos Eduardo Rodrigues Pereira
Marcelo Gasparinho da Silva
Pedro Batista de Lima Filho
Vicente Falconi Campos

ITEM 6D. Employees

As of December 31, 2022, we had a total of 9,670 (excluding Itaipu) salaried employees compared to 12,126 salaried employees as of December 31, 2021 (excluding Itaipu), which represents a reduction of 20% of our total number of employees, and 12,527 salaried employees as of December 31, 2020 (excluding Itaipu and considering Ceal and Amazonas D). We, as a holding company, excluding Itaipu and other subsidiaries, had 669 employees as of December 31, 2021 and 708 employees as of December 31, 2022.

Of total reduction in our number of employees, 36.1% worked in the administrative department and 63.9% in the operational segment. The reduction in staff was due, in part, to our Privatization, considering that the Eletronuclear companies and Itaipu are no longer part of our group companies. Another factor that led to the staff reduction was the launch, in November 2022, of a new voluntary resignation plan - PDV – available to employees of our holding company, Furnas, CGT Eletrosul, Eletronorte and Chesf, which will be detailed below.

We, as a holding company, excluding Itaipu and other subsidiaries, had 708 employees as of December 31, 2022 and 669 employees as of December 31, 2021.

In 2020, we hired 41 new employees (excluding Itaipu).  In total, we hired 85 new employees in 2021, a 107% increase compared to 41 in 2020 (excluding Itaipu). In total, we hired 23 new employees in 2022, a 73% increase compared to 85 in 2021 (excluding Itaipu).

The following table sets out the number of employees hired by our companies in the periods indicated:

	Number of Hired Employees as of December 31,
	2022	2021	2020
Subsidiary			1
Eletrobras	5	0	3
Cepel	—	0	—
CGTEE(1)	—	—	8
Chesf	3	6	1
Eletronorte	12	1	—
Eletronuclear	—	17	—
Eletrosul(1)	—	—	8
Furnas	1	8	—
CGT Eletrosul	2		—
Total	23	85	41
Itaipu	—	78	34
(1)

As of January 2, 2020, Eletrosul and CGTEE both approved the incorporation of Eletrosul into CGTEE resulting company was renamed CGT Eletrosul – Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil.

Due to our Privatization, Eletronuclear and Itaipu’s employees are no longer considered. With respect to our employees’ remuneration, each position has a different remuneration related strictly to the public notice of the contest in question, according to the peculiarities of each position.

We have a Unified Career and Remuneration Plan (“PCR”) with an emphasis on meritocracy. The PCR involves four aspects: Career (professional areas of activity and skills), Roles (definition of roles, differentiating variables and levels of complexity), Remuneration (salary ranges and forms of salary progression) and Performance (evaluation by goals and skills).

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

In January 2022, Chesf and Fundação Chesf de Assistência e Seguridade Social (“Fachesf”) entered into the 2nd Amendment to the Contract CVNE70.2020.2771.00 (“2nd Amendment”). The 2nd Amendment determines the sharing of the structure necessary for the provision of welfare, health and occupational medicine services arising from the PAP, for which Chesf is responsible, and from Fachesf-Saúde, for which Fachesf is responsible, as well as outpatient medical services. The total amount estimated for the performance of the activities described in the agreement is of R$57.9 million, corresponding to the costs inherent to the foreseen activities, which will be spent during the 6 months of performance foreseen in the agreement, and the amounts will be paid on a monthly basis according to the performance of the contracted services.

Also, as part of our employees’ appreciation and retention policy, in addition to the benefits and advantages required by law and the ACT, we also offer, based on our human resources policy, assistance for undergraduate, graduate, master’s and specialization programs, group life insurance and a retirement pension fund.

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

ITEM 6E. Share Ownership

As of December 31, 2022, a member of the Board of Directors held 1 common share and another member of our Board of Directors held 4,364,579 B preferred shares, and a member of our Executive Board held 20,000 common shares and 50,000 B preferred shares

Board of Directors

Name	Number of Preferred Shares Held	Number of Common Shares Held
Marcelo Gasparino da Silva	—	1
Vicente Falconi Campos[1]	4,364,579	—
(1)	Shares held via an investment in Startours Fundo de Investimento em Ações IE and Lafi Fundo de Investimento em Ações Investimento no Exterior

Board of Executive Officers

Name	Number of Preferred Shares Held	Number of Common Shares Held
Wilson Ferreira Junior	50,000	20,000

For a description of our stock option plan applicable to management, see “—B. Compensation—Compensation Plan Based on Stock Options.”

Privatization

Pursuant to Resolution CPPI No. 203, as part of our Privatization, a portion of our new shares issued included (i) a priority offer to our shareholders; and (ii) a priority offer to our and our subsidiaries’ employees and retirees (except Itaipu and Eletronuclear). See “Item 4. Information on the Company—A. History and Development—Privatization” for more information about our Privatization.

ITEM 6F. Disclosure of a Registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A. Major Shareholders

As of December 31, 2022, the aggregate amount of our outstanding capital stock was R$69.7 billion, consisting of 2,021,119,463 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 275,526,814 outstanding class “B” preferred shares. This represented 99.9%, 100% and 98.4% of our aggregate outstanding capital stock respectively. All of our issued capital is fully paid-up. As part of our Privatization, one Class B preferred share has been used to create one special Class C preferred share, sometimes referred to as a golden share, which is held exclusively by the Brazilian Government.

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

The following tables show information relating to beneficial ownership in our common and preferred shares as of December 31, 2022 and December 31, 2021:

	As of December 31, 2022
	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Class C Preferred Shares		Total
		(%)		(%)		(%)		(%)		(%)
Shareholder
Brazilian Government	667,888,884	33.05%	0	0.00%	493	0.00%	1	100%	667,889,378	29.02%
BNDES Participações S.A.	71,956,435	3.56%	0	0.00%	18,691,102	6.68%			90,647,537	3.94%
BNDES	74,545,264	3.69%	0	0.00%	18,262,671	6.52%			92,807,935	4.03%
FND	45,621,589	2.26%	0	0.00%	0	0.00%			45,621,589	1.98%
FGHAB	1,000,000	0.05%	0	0.00%	0	0.00%			1,000,000	0.04%
Banco do Nordeste	1,420,900	0.07%	0	0.00%	0	0.00%			1,420,900	0.06%
BB DVTM	24,963,393	1.24%	0	0.00%	2,191,247	0.78%			27,154,640	1.18%
Caixa DVTM	45,062,300	2.23%	0	0.00%	480,559	0.17%			45,542,859	1.98%
Previ	18,700,286	0.93%	0	0.00%	1,140,944	0.41%			19,841,230	0.86%
Petros	3,599,333	0.18%	0	0.00%	0	0.00%			3,599,333	0.16%
Board of Directors	1	0.00%	0	0.00%	4,364,579	1.56%			4,364,580	0.19%
Executive Board	20,000	0.00%	0	0.00%	50,000	0.02%			70,000	0.00%
Others	1,160,107,291	57.40%	104,469	71.11%	236,608,140	84.52%			1,396,819,900	60.70%
Resident	528,812,274	26.16%	83,567	56.88%	102,861,099	36.74%			631,756,940	27.45%
Non Resident	580,328,920	28.71%	1	0.00%	121,237,650	43.31%			701,566,571	30.49%
ADR (Citibank)	50,903,042	2.52%	0	0.00%	4,846,843	1.73%			55,749,885	2.42%
Resident	62,809	0.00%	20,874	14.21%	7,662,335	2.74%			7,746,018	0.34%
Non Resident	246	0.00%	27	0.02%	213	0.00%			486	0.00%
Total	2,021,139,464	100%	146,920	100%	279,941,393	100%	1	100%	2,301,227,778	100%

	As of December 31, 2021
	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		(%)		(%)		(%)		(%)
Shareholder
Controlling Shareholder
Brazilian Government	667,888,884	51.82%	—	—	494	0.00%	667,889,378	42.57%
Other Shareholders				—
BNDES Participações S.A.	141,757,951	11.00%	—	—	18,691,102	6.68%	160,449,053	10.2%
BNDES	74,545,264	5.78%	—	—	18,262,671	6.52%	92,807,935	5.92%
FND	45,621,589	3.54%	—	—	—	—	45,621,589	3.54%
FGHAB	1,000,000	0.08%	—	—	—	—	1,000,000	0.06%
Others	358,028,908	27.78%	146,920	100%	242,987,127	86.8%	601,162,955	38.31%
Resident	187,430,365	14.54%	83,512	56.84%	140,131,240	50.06%	327,645,117	20.88%
Non Resident	118,452,220	9.19%	1	0.00%	86,130,684	30.77%	204,582,905	13.04%
ADR (Citibank)	52,065,112	4.04%	0	0.00%	5,340,887	1.91%	57,405,999	3.66%
Resident	80,965	0.01%	20,929	14.25%	9,348,108	3.34%	9,450,002	0.60
Non Resident	246	0.00%	27	0.02%	213	0.00	486	0.00
Total	1,288,842,596	100.0%	146,920	100.0%	279,941,394	100.0%	1,568,930,910	100.0%

ITEM 7B. Related Party Transactions

Transactions with related parties are submitted to appraisal by our Board of Directors, in compliance with our bylaws. We also have a Related-Party Transactions Policy (“TPR Policy”), reviewed periodically and approved by our Board of Directors in accordance with the applicable legislation. The revision process of our TPR Policy involved the structuring of the flows of transactions with related parties and the design of internal controls associated with the stages of approval and communication of TPRs (“Third-Party Transactions”).

We believe that all related party transactions are carried out according to guidelines, criteria and market rules in order to provide sufficient transparency to contracts between related parties.

Since 2021, we have implemented several actions to improve the process of identifying and managing Related Party Transactions, which include:

•

TPR Identification Form: We prepared a TPR Identification Form to assist our business units in identifying transactions involving related parties, as well as providing guidance on the procedures to be adopted for compliance with the requirements under Ordinances and Instructions issued by the CVM;

•

Trainings Conducted: we carried out training sessions with member of our senior management, Directors and professionals from our group companies aimed at presenting and leveling the concepts involved in relation to TPR;

•	List of Related Parties in SAP: As of 2022, the relationship with related parties was included in our SAP system platform, increasing the security and reliability of the data;
•

Definition of Focal Points in our group companies: As of 2022, we defined focal points at our group companies with the function of creating, updating and validating our list of related parties, whenever we identify a need for change in the relationship classification.

•

The automation of validation of changes in the list of related parties which is currently under development in the SAP system, as of the date of this annual report, in order to increase the security of the process of identifying and managing TPRs.

See “- Transactions with our Subsidiaries, Affiliates, SPEs and Brazilian Government entities” for a summary description of our material transactions with related parties to which we are a party or have been a party in the last fiscal year. For more detailed financial information with respect to transactions and balances with related parties, see note 45 to our Consolidated Financial Statements.

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

Below is a table with information about loans and financing granted by us, in addition to transactions with related parties that, according to accounting standards, must be disclosed in our financial statements, according to the position as of December 31, 2022:

	As of December 31,
	Average rate per year		Consolidated (Thousands)
	2022	2021	2022	2021
Eletronorte	13.30	6.73	—	—
CGT Eletrosul	7.83	5.76	—	—
Furnas	7.27	5.83	—	—
Amazonas Energia S.A.	14.81	7.59	4,596,971	4,009,587
Itaipu	5.23	5.43	84,133	688,884
Equatorial Alagoas Distribuidora de Energia S.A.	15.65	5.69	389,979	1,135,749
Eletropaulo Metropolitana Eletricidade de São Paulo	12.74	5.34	354,779	687,679
Equatorial Piauí Distribuidora de Energia S.A	15.15	6.29	1,229	411,595
Boa Vista S.A.	13.49	7.02	148,219	143,896
Eletronuclear	5.00	5.00	8,168	—
Other	—	—	174,256	154,477
(-) Provisions for Doubtful Accounts	—	—	(4,736,089)	(1,388,340)
Total			1,021,645	5,843,527
Principal			671,236	1,232,745
Expenses			21,693	19,021
Current			692,839	1,251,766
Non-current			328,806	4,591,761

Total			1,021,645	5,843,527

Transactions with the Brazilian Government and ENBPar

We sometimes act together with Brazilian state-owned companies or governmental entities, like ENBPar. These activities are mainly in the areas of technical cooperation and research and development.

In connection with our Privatization, we were required to enter into several transactions with parties that were related parties prior to our Privatization as a condition for our further privatization, including (i) the transfer of our controlling interests in Eletronuclear and Itaipu to ENBPar; (ii) the execution of an agreement with ENBPar for the further financing of the construction of the Angra 3 nuclear plant; and (iii) enter into new concession contracts for certain existing generation plants in consideration for us making certain payments to Brazilian Government and the CDE Account. These transactions were planned by the Brazilian Government and took into consideration the complexity and uniqueness of our business and any reciprocity in related party transactions. See “Item 4A. History and Development—Privatization” and “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Company— Transactions with related parties, including as part of our Privatization, may not be properly identified and managed, which could expose us to lawsuits and affect our financial results” for further information.

Further and regardless of our Privatization, we expect to continue to engage, in the ordinary course of business, in numerous transactions with the Brazilian Government and with banks and other entities under its control, including financing and banking, asset management and other transactions.

As of December 31, 2022, we recorded a liability of R$1.5 billion due to the Brazilian Government.

Transactions with our Board of Directors, Executive Officers or Key Management Personnel

Direct transactions with the companies of members of our Board of Directors, our executive officers or key management personnel must follow the conditions of a commercial transaction and market practice guiding transactions with third parties. None of our Board of Directors members, our executive officers, our key management personnel or close members of their families has had any direct interest in any transaction we made that is or was unusual in its nature or conditions, or material to our business during the year, and which remains in any way outstanding or unperformed. Also, we have no outstanding loans or guarantees to the members of our board of directors, executive officers, key management personnel or any close member of their families.

Transactions with our Subsidiaries, Affiliates, SPEs and Brazilian Government entities

Transactions with our subsidiaries, affiliates, SPEs and government entities are carried out at prices and conditions defined between the parties, which take into account the conditions that could be practiced in the market with unrelated parties, when applicable. Among the main transactions that took place in 2022, we highlight the following:

Chesf and Fachesf

Update of Actuarial Commitment for Settlement of Closed Plan Agreement (under extinction regime) for coverage of the Actuarial Debt Contract No. 01.1.266-017 already entered into between Chesf and Fachesf. The total amount of the commitment is R$1.6 billion, monetarily restated by the Closed Plan’s index (currently the IGPM). Debt settlement will be in 158 months, within a period of one and a half times the duration of the Plan’s liabilities.

Chesf and Fachesf

Second Amendment to the Covenant Agreement for the sharing of the necessary structure to offer assistance, health and occupational medical services. The total amount provided for the performance of the activities described in this agreement is R$57.9 million.

Eletrobras and Eletronorte

Debt Renegotiation Agreement in respect of financial obligations between Eletronorte and Eletrobras in the total amount of R$1.8 billion. The payment of R$500 million will be made within 5 business days after the execution date of this agreement. The remaining balance will be amortized in 107 monthly and successive installments, with a grace period of six months for the principal and interest corresponding to 100% of the accumulated variation of the DI Rate, exponentially increased by a surcharge of 1.75% per annum.

BNDES, SPE UHE Teles Pires and Eletrobras

Amendment to the Financing Agreement to formalize the adherence of the beneficiary to the Standstill program conditions offered by BNDES, which also formalizes the temporary suspension of the payment of principal and interest under the Financing Agreement for seven months. The portion of the temporarily suspended outstanding balance relating to the amount guaranteed by us under this agreement is approximately R$571 million as of December 31. 2022.

Eletronuclear and INB

Supply of Fuel Elements for five recharges of the Angra 1 nuclear power plant and for five recharges of the Angra 1 nuclear power plan in the total amount of R$6.5 billion to be supplied by Indústrias Nucleares do Brasil S/A – INB.

SPE Santo Antonio Energia S.A. and BNDES

Adhesion of SPE Santo Antonio Energia S.A. as a beneficiary to the Standstill program conditions offered by BNDES for the formalization of a temporary suspension of the payment of principal and interest under the Financing Agreement for seven months. The portion of the temporarily suspended outstanding balance relating to the amount guaranteed by us under the financing agreements is approximately R$2.5 billion.

SPE Santo Antônio Energia S.A., Caixa Econômica Federal and Banco do Brasil, Banco do Nordeste do Brasil and Banco da Amazônia

Amendments to the Financing Agreements through onlending entered into with BNDES and the onlending banks to formalize the adhesion of the beneficiary to the Standstill program offered by BNEDS. The portion of the temporarily suspended outstanding balance relating to the amount guaranteed by us is R$2.7 billion as of December 31, 2022.

SPE Teles Pires and Banco do Brasil

Amendment to the Financing Agreement through onlending of BNDES funds entered into with Banco do Brasil with the purpose to formalize the adhesion of the beneficiary to the Standstill program offered by BNDES. The portion of the temporarily suspended outstanding balance relating to the amount guaranteed by us is R$561 million as of December 31, 2022.

SPE São Manoel and BNDES

Amendment to the Financing Agreement with the purpose to formalize the adhesion of the beneficiary to the Standstill program offered by BNEDS. The portion of the temporarily suspended outstanding balance relating to the amount guaranteed by us is R$526 million as of December 31, 2022.

Furnas and Banco do Brasil

Long-term credit obtained by Furnas with Banco do Brasil, guaranteed by us. Bank Credit Note R$500 million, paying interest at the CDI rate plus1.65% per annum for a two year term, including a fee of 0.3%, a two-year term, a 24-month grace period, and bullet payment of principal and interest annually.

SPE Sinop and BNDES

Amendment to the Financing Agreement entered into with BNDES with the purpose to formalize the adhesion of the beneficiary to the Standstill program offered by BNEDS. The portion of the temporarily suspended outstanding balance relating to the amount guaranteed by us is R$555 million as of December 31, 2022.

Furnas and Banco do Brasil

Credit Agreement in the amount of R$1.5 billion, paying interest at the CDI rate + 2.0% per annum for a seven-year term, including a fee of 0.3%, a seven-year term, a 36-month grace period, a monthly amortization after the grace period and a monthly payment of interest.

Eletrobras and Caixa Econômica Federal

Early settlement of the outstanding balance of Bank Credit Notes issued by us in favor of Caixa Econômica Federal plus the contractually established premium of 0.2% on the outstanding balance, amounting to R$204 billion.

SPE Norte Energia and Caixa Econômica Federal

Amendment to the Financing Agreement through onlending by BNDES entered into with Caixa Econômica Federal with the purpose to formalize the adhesion of the beneficiary to the Standstill program offered by BNDES. The portion of the temporarily suspended outstanding balance relating to the amount guaranteed by us is R$4.6 billion as of December 31, 2022.

Eletrobras and Eletronuclear

Long-term credit transaction between Eletronuclear and Santander Bank, guaranteed by US Eximbank, and counterguaranteed by us. The corporate counterguarantee granted by us is equivalent to Eletronuclear’s credit which consists of a total of US$22.3 million with a SOFR interest rate plus 1.05% per annum. The agreement and related guarantee have a term of 62 months.

Eletrobras and Eletronorte

Debt Confession and Consolidation of the debt arising from the El Paso lawsuits, which was Amazonas GT’s liability and effectively paid by our holding company, as guarantor, in the total amount of R$567 million.

SPE Norte Energia and BNDES

Amendment to the Financing Agreement entered into with BNDES with the purpose to formalize the adhesion of the beneficiary to the Standstill program offered by BNDES. The portion of the temporarily suspended outstanding balance relating to the amount guaranteed by us is R$6.2 billion as of December 31, 2022.

Eletrobras and SPE Chapada do Piauí I

We granted a corporate counterguarantee to the guarantor in an amount equivalent to our 49% participation in SPE Chapada do Piauí I in respect of such SPE’s obligations in case of default to enable the bank’s guarantee, which corresponds to R$71.3 million pursuant to the applicable agreement. Both the agreement and respective guarantee granted shall have a term of 24 months.

Eletrobras and Eletronorte

AFAC agreement in the total amount of R$8.8 billion destined to Eletronorte for the payment of a grant premium as required under CNPE Ordinance No. 15/2021.

Eletrobras and Chesf

AFAC agreement in the total amount of R$11.8 billion destined to Chesf for the payment of a grant premium as required under CNPE Ordinance No. 15/2021.

Eletrobras and SPE Rouar

The security granted by us in a share pledge agreement is equivalent to our 50% participation in such SPE considering the contracted debt which consists of a guarantee of up to US$20 million.

Eletrobras, Furnas, SPE MESA and SPE SAESA

Amendment to the 1st Debentures Issuance as a result of the increase in Furnas’ stake in MESA from 43.1% to 72.4%.

Eletrobras, Furnas, SPE MESA, SPE SAESA and BNDES

Amendment to credit and pledge agreement provided under SAESA’s financing structure as a result of the increase in Furnas’ stake in MESA from 43.1% to 72.4%.

Further Transactions

Pursuant to the Eletrobras Privatization Law we were required to enter into certain transactions with related parties. See “Item 4. Information on the Company—A. History and Development— Privatization” for further details.

Strictly Commutative Nature of the Agreed Conditions or the Appropriate Compensatory Payment

The transactions described above, as well as other transactions we entered into in 2022, were entered into in accordance with our TPR Policy, and the ones entered into before the approval of our Policy were executed in accordance with our bylaws and established legal practices.

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

These transactions follow the same criteria of evaluation, pricing, and procedures that guide negotiations made with third parties unrelated to us, regardless of their value and characteristics.

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

For further information about our related party transactions, see note 45 to our Consolidated Financial Statements.

ITEM 7C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

ITEM 8A. Consolidated Financial Statements and Other Information

See “Item 18. Financial Statements.”

Litigation

As of December 31, 2022, we were a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial monetary and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute where we have a current obligation (legal or constructive) or it is probable (more likely than not) that we will be liable for (or we will agree to settle for) monetary or other damages, and we can estimate the amount in dispute or to settle the obligation. For information on how our management classifies the claims against us, see note 34 to our Consolidated Financial Statements.

As of December 31, 2022, we provisioned R$33.3 billion in respect of our probable legal proceedings, of which R$586 million were related to tax claims, R$29.6 billion were related to civil claims and R$2.1 billion were related to labor claims. Our possible legal proceedings totaled R$43.6 billion, of which R$10.4 billion were related to tax claims, R$27.5 billion were related to civil claims and R$2.3 billion were related to labor claims. We do not provision for our possible and remote legal proceedings.

Compulsory Loans

We are a party to several legal proceedings relating to the compulsory loan program for electricity consumption, established pursuant to Law No. 4,156/1962 and amended by Decree-Law No. 1,512/1976. This compulsory loan program was terminated in 1993, and the final collection date was December 31, 1993.

Bearer Bonds

We are a defendant in legal claims brought by electricity consumers seeking to enforce certain bearer bonds that we issued in the first phase of the compulsory loan program.

We believe that under Brazilian law the bearer bonds issued as a result of the compulsory loan program do not constitute securities, are not tradable on any stock exchange and do not have defined prices. In 2005, the CVM confirmed our understanding in administrative proceeding CVM RJ 2005/7230. Furthermore, a leading case ruled by the STJ (Repetitive Appeal No. 1050199 / RJ) confirmed that most or all of these bearer bonds are not enforceable due to the applicable statute of limitations, which does not qualify them as collateral for tax enforcement proceedings. We believe that this decision is likely to be followed in subsequent appeals in other cases and to have a binding effect for other legal proceedings in relation to the same topic.

Although we believe that most or all of these bearer bonds have already expired and cannot be enforced in light of the STJ’s ruling on the bearer bonds leading case, judicial precedents and administrative decisions of the CVM, we cannot ensure that courts will agree with our interpretation. If courts deem the bearer bonds to be enforceable, this could adversely affect our financial condition and results of operations. In addition, there are a small number of claims that seek to enforce certain bearer bonds that may have been filed before the applicable statute of limitations expired. More generally, any court decision that conflicts with our understanding of the possibility of enforcement of bearer bonds could adversely affect our financial condition and results of operations, in addition to materially affecting our loss estimates. As of the date of this annual report, we believe that the risk of loss in these bearer bond-related proceedings is remote and, therefore, we have not made any provision for the R$24.9 billion amount claimed by the plaintiffs. As of December 31, 2022, the only amount we provisioned referring to claims for bearer bonds is R$45.0 million.

Book-Entry Credits

In the second phase, initiated under the terms of Decree-Law No. 1,512/1976, taxpayers’ credits arising from collections carried out from 1977 to 1993 were no longer represented by bearer obligations and we recorded them as book-entry credits and opted for subsequent conversion into our preferred shares. Most of these book-entry credits arising from compulsory loans, resulting from collections carried out from 1977 to 1993 (which were subject, during their maturity periods, to remunerative interest of 6% per year on behalf of the taxpayer), were paid through their conversion into preferred shares at our General Shareholders’ Meetings in 1988, 1990, 2005 and 2008, which we believe was in accordance with compulsory loan legislation.

However, over the years electricity consumers filed numerous lawsuits against us concerning book-entry credits in the context of the second phase of the compulsory loan program. These lawsuits can be divided into three main categories of claims: (i) disputes concerning the criteria and indices adopted for monetary restatement (inflation), levied on the principal amount of the compulsory loan credits, which were determined by the law that governs the compulsory loan program; (ii) disputes regarding the appropriate period for the accrual of remunerative interest of 6% per year on the amount of monetary restatement on the loan principal, and (iii) disputes concerning interest on arrears on the amount of monetary restatement on the principal amount and corresponding remunerative interest of 6% per year. Since the third quarter of 2022, we consider claims seeking the application of the remunerative interest rate of 6% on the amount of monetary restatement after the relevant shareholders’ meeting at which the book-entry credit was converted into preferred shares as presenting a remote risk of loss given that our understanding regarding the leading compulsory loan cases we always followed was upheld by the First Section of the STJ’s judgement in respect of our motion for clarification in appeal EREsp No. 790.288/PR on November 10, 2021, reversing the unfavorable STJ’s judgement of June 2019, in the so-called Case ROMA, and the consolidated jurisprudence that followed it.

As of December 31, 2022, our provision was R$24.4 billion, of which approximately (i) R$6.2 billion refer to the difference in the base value resulting from the monetary restatement criteria, based on the precedents of the STJ; (ii) R$4.1 billion refer to remunerative interest on the difference arising from monetary restatement of the principal amount (reflection and difference in remunerative interest paid); (iii) R$13.1 billion refer to applicable late payment interest; (iv) R$1.0 billion refer to attorney's fees, and (v) R$ 84 million refer to various other categories of claims. We considered the risk of loss as probable and recorded this provision based on jurisprudence (e.g. Repetitive Appeal No. 1,003,955/RS and Divergence Motion in Special Appeal No. 826,809/RS). However, we may need to increase our provisions if one or more courts depart from the favorable precedents that we have followed on this matter, which could adversely affect our financial condition and results of operations.

The STJ addressed the criteria and indices adopted for calculating the monetary adjustment and ancillary surcharges on these credits in Repetitive Appeals Nos. 1,003. 955/RS and 1,028,592/RS, and Divergence Motion in Special Appeal No. 826,809/RS. We believe that judicial proceedings dealing with the same or similar issues should follow these decisions, due to the binding effect of repetitive appeals. Based on these precedents, we believe that (i) the levy of remunerative interest of 6% on the amount of monetary restatement on the principal amount of the compulsory loan credits should cease on the date of the general shareholders’ meeting at which such credits were converted into preferred shares (the “Conversion Meeting”), and (ii) interest on arrears that could be applicable to differences resulting from the monetary restatement and the accrual of 6% remunerative interest per year on the amount of that restatement must be levied at the rate applicable to the restatement of judicial debts (i.e. variation of the IPCA-E index until the summons and, subsequently, by the SELIC rate). Therefore, we believe that the SELIC rate should be applied to the amounts of principal and interest that are due, as of the later of (i) the date of the Conversion Meeting; or (ii) the date of service. The constitutionality of repetitive appeals No. 1,003,955/RS and No. 1,028,592/RS is currently being appealed at the Federal Supreme Court, which are pending judgment. The appeals address a potential violation of article 97 of the Federal Constitution, which provides that the decision in any process to declare a law unconstitutional must be issued by the full composition of the STJ, and not by one of its sections or groups, as happened in the case of the repetitive appeals judged by the STJ, in which, we believe, the Court ruled out aspects of the compulsory legislation on constitutional grounds.

Despite favorable results in several appeals, we have been subject to certain unfavorable judgments, such as in the Divergence Motion in Special Appeal No. 790.288/PR, of June 12, 2019 (“STJ Decision of June 2019”), where the court decided that the remunerative interest of 6% per year should be applied from the 143rd Extraordinary General Meeting held on June 30, 2005 until the effective date of payment, with interest in arrears accruing at the SELIC rate. Subsequently, we filed a motion for clarification, explaining that, according to the leading cases, the final term for the remunerative interest should be the Conversion Meeting as well as the impossibility of the concurrent incidence of remunerative interest with the SELIC rate.

We understand that in the Case ROMA the STJ ratified the position already established in 2009 in the compulsory loan leading cases that remunerative interest should be levied on credits only up to the date of the relevant Conversion Meeting. The plaintiff filed motions for clarification in 2022, which were denied by the STJ. In May 2022, a final and unappealable decision was rendered in our favor. Accordingly, we reclassified approximately R$14 billion related to Case ROMA from possible to remote in September 2022.

Disputes involving the calculation method (i.e. the final term of application of remunerative interest) also involve of monetary restatement of principal between December 31 of the year prior to the Conversion Meeting and the date of ratification of the Conversion Meeting. As of September 30, 2022, we consider the probability of loss in these cases as remote in the estimated amount of R$16.3 billion, of which Case ROMA represents the largest amount. Accordingly, we have not recorded any provision in connection with these proceedings. As explained above, our assessment of ongoing claims and their exposure is continuous in nature and may change over time in response to new developments regarding the chance of loss, magnitude of potential loss, or both.

Regarding the credits to be judicially enforced in court, there are credits from the compulsory loans converted into preferred shares in the four Conversion Meetings, which are currently not assessed as a risk of loss, either because we identified that the taxpayers filed lawsuits claiming the difference in the monetary restatement and remunerative interest after the applicable limitation period of five years following the date of the Conversion Meeting, or because, in other cases, we have not identified legal proceedings for collection of credits by the respective holders, within the applicable five year period. Based on the currently available information, we believe that any such monetary restatement claims are time-barred and that the probability of loss is remote.

In addition, in accordance with the consolidated jurisprudence from the STJ and the Lower Courts we provision all amounts related to reflexive remunerative interest as long as the plaintiffs file the lawsuit to claim this interest within five years from the date of the applicable Conversion Meeting. We also continue to challenge any claims for remunerative interest filed by holders after the five-year period following the date they received the remunerative interest rate (i.e, July of each year during the grace period) legally as we believe such claims to have become time-barred. As of the date of this annual report, the judgment by the STJ in Divergence Motion No. 1.251.194/PR is pending, where we argue against the current understanding of the statute of limitations applied to reflexive remunerative interest.

In general, and subject to certain exceptions, we have not recorded any provision in relation to lawsuits aimed at collecting book-entry credits of compulsory loans that are initiated by third parties. This is due to the fact that we have classified the risk of loss in these proceedings as possible.

We believe that previous judgments have ruled that branches of companies do not have the standing to enforce court orders with respect to the difference in the monetary restatement of a compulsory loan granted favorably to the parent company when such branch was not included in the initial petition. In addition, there are discussions about the applicable late interest charged at the Selic rate before the date of the relevant conversion meeting, the criteria for the application of interest and credits claimed in more than one judicial proceeding. However, we estimate that our provision could increase by approximately R$4.4 billion if all credits from branches of companies not mentioned in the initial petition brought by the parent company are considered enforceable or the further claims mentioned above are decided against us. As of the date of this annual report, however, we believe that the risk of loss in these matters is possible and, therefore, have not recorded any provision in this regard.

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

As of the date of this annual report, we are aware of approximately five demands with full monetary restatement claims for credits not yet converted, that is, legal proceedings already claiming that the monetary restatement occurs from the date of the effective judicial deposit, contrary to the criterion used by us, which is the date of withdrawal of such deposits, when the amounts are effectively made available to us. There is no provision in relation to this class of compulsory loans, as we believe that the risk of loss associated with the matter is remote. As of December 31, 2022, the aggregate principal amount of credits not converted or paid recorded was R$467 million.

We cannot guarantee that new lawsuits will not be filed or that new judicial decisions (including by higher courts) on compulsory loan-related issues will not be adverse to us. The aggregate cost of unfavorable lawsuits or decisions may have a material adverse effect on our financial condition and operating results.

See also “Item 3.D. Key Information—Risk Factors—Risks relating to compliance, legal and regulatory framework— We may incur losses in legal proceedings relating to compulsory loans made in the period between 1962 and 1993.”

Judicial Settlements

In 2022, we started negotiations with the counterparties in an attempt to reduce the number of claims and amounts under dispute. As of December 31, 2022, we reduced the amounts provisioned by R$563 million and the claims not provisioned by R$670 million as a result of these judicial settlements. In addition, we paid R$737 million in respect of settlement payments.

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

The dismissal of this lawsuit in the United States does not eliminate or change our exposure to the lawsuits in Brazil with respect to bearer bonds and book-entry credits of compulsory loans. We believe that our prior disclosures about such proceedings and our exposure to them were and continue to be accurate, based on the information available at the time they were made. We also believe that the provisions recorded for these matters are reasonable and appropriate in view of the various contingencies faced by us. However, there is considerable uncertainty inherent in any ongoing complex litigation and especially in proceedings relating to bearer bonds and book-entry compulsory loan claims. Several of these lawsuits have been ongoing in Brazil for several years, and the status and estimates with respect to such proceedings have evolved considerably, and often unpredictably, over time, in the context of an ever-evolving judicial landscape that has included, among other developments, the issuance of new court decisions, sometimes conflicting with each other. We make every effort to continually improve our arguments, but our disclosures are necessarily subject to change over time as new information becomes available. Thus, it is impossible to predict the results of the processes with certainty, and we cannot give any guarantee on the course of ongoing and future actions.

Additionally, on April 20, 2021, we received a request for information from the SEC (Division of Enforcement) in connection with an investigation by the SEC regarding disclosures related to the compulsory loan program and related litigation made on this annual report. We are cooperating with the investigation, have provided documents in response to the SEC’s information request, and may provide additional documents or other information in the future. We are also continually assessing whether, based on the investigation and ongoing developments in legal proceedings in Brazil, any changes to our disclosures or provisions are appropriate.

To date, we cannot estimate the total amount of loss from the proceeding relating to compulsory loan credits and bearer bonds, as it is pending judgment on request for its rejection.

See also “Item 3.D. Key Information—Risk Factors—Risks relating to compliance, legal and regulatory framework— We are, have been, and may again be party to U.S. proceedings relating to disclosures surrounding our compulsory loan credits and bearer bonds.”

Arbitration Proceedings

We and our subsidiaries are party to certain ongoing arbitration and litigation proceedings that require legal confidentiality. Among these proceedings, we highlight (i) a civil lawsuit against us, in which the plaintiff alleges that we breached an agreement for the purchase and sale of certain products supplied by the plaintiff; (ii) the arbitration arising from a contract for the supply of coal for the implementation of Phase C of the Candiota plant; and (iii) the arbitrations relating to MESA, which are described in more detail below.

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

SAAG and CEMIG alleged that capital stock on August 28, 2018, should also be declared invalid due to a prior arbitration award (CAM No. 48/14) that recognized the invalidity in the transfer of proceeds made by MESA to CCSA and annulled the capital increase to enable that transfer. In response, MESA alleged that, due to the award granted in CAM No. 48/14, the shares of MESA issued in 2014 and subscribed by its shareholders were cancelled, and MESA should refund its shareholders R$605 million. MESA was unable to pay this amount, which is recorded as a current liability in MESA’s financial statements. As of December 31, 2021, the investment in MESA was fully provisioned in our financial statements.

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

Arbitration Relating to Santo Antônio

With respect to the arbitral claim filed by SAESA before the International Chamber of Commerce (“ICC”) seeking a declaration that (i) CCSA was responsible for paying the costs incurred in the operations of the Santo Antônio plant and the costs related to the anticipated sale of energy acquired in the Free Market due to the delay starting the operations, and that (ii) CCSA should be liable under the EPC Contract (the “SAESA Arbitration”), we entered into a settlement on August 4, 2022, in exchange for a payment of R$962 million. For further information about SAESA, see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting our Financial Performance—SAESA.”

Tax Proceedings

We have challenged the collection of certain tax debts and tax credits and have obtained writs of mandamus to avoid payment or recover past payments. As of December 31, 2022, we were also a party to tax proceedings where we classified the risk of loss, (i) as probable in the estimated amount of R$586 million; and (ii) as possible in the estimated amount of R$10.4 billion. For further discussion of our tax lawsuits, see note 34.2.2 to our Consolidated Financial Statements.

Civil Proceedings

As of December 31, 2022, we provisioned a total aggregate amount of R$29.6 billion in respect of our probable losses from civil proceedings.  The total amount for all possible civil proceedings is R$27.5 billion. These civil proceedings discuss, inter allia, (i) debt agreements and their provisions entered into with third parties, (ii) regulatory orders passed by ANEEL, (iii) payments, fines and charges for alleged arrears and defaults, as well as relating to an impact on surrounding communities (including indigenous community), (iv) compensation for damages, and (v) terms of contracts entered into by us with third parties. For further discussion of our civil lawsuits, see note 34.2.1 to our Consolidated Financial Statements.

As of December 31, 2022, the main civil proceedings we are party to are described below:

Eletronorte and Eletrobras – three proceedings

Amazonas Energia filed proceedings against Eletronorte, Eletrobras, the Brazilian Government and ANEEL commencing in 2022 in which Amazonas Energia disputes, directly and indirectly, matters related to the compliance with Public Auction Notice No. 2/2018-PPI/PND. In summary, Amazonas Energia alleges that its significant indebtedness is partially due to non-compliance with Public Auction Notice No. 2/2018-PPI/PND as part of its auction.

As of December 31, 2022, we assessed these proceedings with a possible risk of loss. We understand these Amazonas Energia proceedings are relevant considering they involve financial and regulatory issues which are relevant given the high indebtness level of Amazonas Energia that could adversely affect us financially.

Labor Proceedings

As of December 31, 2022, we were a party to labor proceedings where we classified the risk of loss (i) as probable in the estimated amount of R$2.1 billion and (ii) as possible in the estimated amount of R$2.3 million. Due to the amounts involved, we do not believe that any liabilities related to these individual labor lawsuits would have a material adverse effect on our financial condition or results of operations. For further information of our labor lawsuits, see note 34.1.3 to our Consolidated Financial Statements.

As of December 31, 2022, the main labor proceeding we are party to is described below:

Eletrobras – Proceeding No. 0100981-83.2022.5.01.0011

The labor union Sintergia filed a Collective Claim against us and ENBPar in November 2022 alleging that the employees hired through public tender processes by us prior to our Privatization should be employed by ENBPar because of an alleged labor relationship succession. This proceeding is still in the initial stages and the defendants submitted their defense statements on March 15, 2023 following an initial court hearing.

As of December 31, 2022, we assessed the risk of loss of this proceeding as possible and the amount involved in this proceeding is R$1 thousand.

Environmental Proceedings

We are party to proceedings that allege or investigate our non-compliance with environmental laws and regulations, including proceedings filed by the Federal or State Prosecutor’s Offices, associations and municipalities, that allege or investigate our non-compliance with environmental laws and regulations or relate to non-compliance with the environmental licensing of our projects. If the judicial or administrative authorities were to decide against us, these proceedings could cause potential damage to our reputation and negatively impact our operations.

These environmental civil proceedings discuss, inter alia, (i) allegations of failure to submit monitoring reports on environmental plans and programs; (ii) allegations of failure to comply with environmental requirements and the renewal of our environmental licenses; (iii) allegations of damages caused to local communities including indigenous peoples; (iii) fines related to non-compliance with environmental requirements; (iv) challenges to the validity of our existing environmental licenses; and (v) allegations that we are not complying with certain environmental laws, requesting us to perform environmental studies to assess the impacts of certain projects on indigenous communities.

As of December 31, 2022, the main environmental proceedings we are party to are described below:

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

In September 2022, the court sentenced CHESF, ADEMA-SE, IMA-AL, CRA-BAv (now INEMA-BA) and IBAMA to pay an indemnification for environmental damages caused to the village of Cabeço in the amount of R$50 million. This judgement is not final and could be subject to appeal.

Based on the evaluation of our external legal counsel, our management classified the risk of loss of this lawsuit as probable. The total amount involved in this proceeding, as of December 31, 2022, was R$52.7 million.

Eletronorte - Proceeding No. 0008492-07.2005.4.01.3600

The plaintiff is MPF and the defendants are the State Foundation for the Environment - FEMA; Centrais Elétricas do Nordeste do Brasil S.A. - Eletronorte; Novonor, IBAMA and EAPSA.

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

We classified the risk of loss as remote in the estimated amount of R$106 million, as well as we could be subject to the loss of our license and authorization to implement the project.

Eletronorte and Eletrobras - Proceeding No. 0000709-88.2006.4.01.3903

The plaintiff is the MPF and the defendants are IBAMA, FUNAI, Eletronorte and Eletrobras. The MPF filed this proceeding to question the licensing of the Belo Monte hydroelectric plant and potential damages caused to indigenous communities without first giving them a hearing opportunity.

As of December 31, 2022, we assessed the risk of loss in this proceeding to be remote. The amount involved in this proceeding is still undetermined and, in case of loss, Eletrobras could be impacted.

Eletronorte - Proceeding No. 0000341-15.2010.4.01.3200

Our subsidiaries are currently involved in a number of legal proceedings related to the expropriation of land used for the construction of hydroelectric plants, particularly in the northern and northeastern regions. Most of those proceedings are related to the indemnification paid to the populations affected by the construction of the reservoirs and environmental or economic damages inflicted on the affected populations and neighboring cities. The main lawsuits related to expropriation involving our subsidiaries are described below.

In northern Brazil, Eletronorte is involved in several proceedings related to the expropriation of lands for the construction of the hydroelectric plant of Balbina, in the state of Amazonas. The plaintiff is the MPF and the defendants are Eletronorte; Brazilian Government, FUNAI and others.

The objective of this claim is to obtain (i) the recognition that the lands flooded in October 1987 by the artificial lake of Balbina, formed by the damming of the waters of the Uatamã river due to the construction of the Balbina hydroelectric plant originally belonged to the Waimiri-Atroari Indians and consequently to the domain of the Brazilian Government; (ii) an order from the Brazilian Government, FUNAI and Eletronorte jointly and severally to compensate the Waimiri-Atroari indigenous community for losses caused by the flooding of lands over which they claim to hold original rights; (iii) the invalidity of credits in the expropriation lawsuits related to the formation of the artificial lake of Balbina; and (iii) the nullification of the titles that gave rise to the expropriations, and the determination that Eletronorte, FUNAI and the Brazilian Government to indemnify for the damages caused by the forced migration of the Waimiri-Atroari Indians.

The court denied the motion for preliminary injunction and summoned all defendants to provide their personal information. We classified the risk of loss in this legal proceeding as probable and provisioned R$375.0 million.

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

As of December 31, 2022, we classified our risk of loss as probable and provisioned R$124.2 thousand is respect of this proceeding.

Chesf - Proceeding No. 0001208-73.2013.4.01.3306

The MPF alleges that Chesf has violated the rights of communities affected by the Itaparica Dam. The proceeding was dismissed by the court based on the statute of limitations. The MPF filed an appeal against the decision, which is pending by Federal appellate court.

We assessed the risk of loss in this legal proceeding as remote in the estimated amount of R$3.7 billion.

Regulatory Proceedings

As of December 31, 2022, we provisioned a total aggregate amount of R$946 million in respect of our probable losses from regulatory proceedings.  The total amount for all possible regulatory proceedings is R$1.6 billion. These regulatory proceedings discuss, inter allia, payment of penalties, performance bonds, fees and charges in connection with concession contracts, contracts for the transmission of electricity and tariffs.

Chesf - Proceeding No. 48500.006276/2018-24

ANEEL filed a lawsuit against Chesf for the enforcement of penalty and performance bonds related to concession contracts No. 005/2007, 018/2011, 019/2011, 015/2012-ANEEL declared in March 2019 due to the possible forfeiture of the concessions. In 2020, Chesf filed a petition alleging defects in the proceedings, requesting the nullity of the penalties and the execution of performance bonds. A final decision by ANEEL’s Board of Executive Directors is pending but the Rapporteur Director already issued a report in which he votes in favor of ANEEL’s claim.

We believe our risk of loss is probable in the estimated amount of R$52.5 million. The lawsuit is relevant because it arose from the declaration of forfeiture, a serious penalty in the public sector.

Criminal Proceedings

As of December 31, 2022, CGT Eletrosul and Eletronorte were a party to relevant criminal lawsuits. In addition, we or our subsidiaries are investigated from time to time in respect of alleged breaches of the Environmental Criminal Laws. These investigations may lead to further criminal proceedings being initiated against us or our subsidiaries.

As of December 31, 2022, the main criminal proceedings we are party to are described below:

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

We assessed the lawsuit, as of December 31, 2022, as having a possible risk of loss, although there are relevant legal theses to support CGT Eletrosul’s defense, because there is a study regarding a potential settlement to suspend, and later on terminate this criminal proceeding, subject to the payment of a low amount fine. In the event of loss, there could be a potential damage to our reputation, and CGT Eletrosul might receive fines and sanctions under the Environmental Criminal Laws.

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

We assessed the lawsuit, as of December 31, 2022, as having a remote risk of loss because there are relevant legal theses to support Eletronorte’s defense. In the event of loss, there could be a potential damage to our reputation, and Eletronorte might receive fines and sanctions under the Environmental Criminal Laws.

Proceedings challenging our Privatization

We are party to 25 proceedings that challenge our Privatization, our Privatization process and the Eletrobras Privatization Law, which we currently assess with a possible risk of loss. As of the date of this annual report, two claims against us were dismissed. However, if the judicial authorities were to decide against us, these proceedings could cause potential to our reputation, negatively impact the prices of our shares and ADSs and ultimately result in our renationalization.

These proceedings discuss, inter alia, (i) motions for the suspension of the 181st Extraordinary General Meeting of our shareholders; (ii) allegations of nullity of certain provisions under CPPI Ordinance No. 203/2021, as amended by CPPI Ordinance No. 221/2021; (iii) allegations of illegality of certain acts relating to our Privatization process; (iv) motions for the suspension or annulment of our Privatization; and (v) motions for the suspension and/or nullity of CNPE Ordinance No. 30.

Eletronuclear Proceedings

Although we now only hold a minority interest in Eletronuclear, an adverse result in certain legal proceedings to which Eletronuclear is a party could also have a material adverse effect on our financial condition and/or on our reputation.

As of December 31, 2022, the main proceedings to which Eletronuclear is a party are described below:

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

As of December 31, 2022, we assessed the risk of loss in this legal proceeding as possible which involves the estimated amount of R$3.1 billion.

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

Judgment is still pending on the most recent filings, and the proceeding is currently in the expert opinion reporting phase.

We assessed the lawsuit, as of December 31, 2022, as having a possible risk of loss of R$18 million corresponding to the sum of the amounts allegedly owed by Eletronuclear as (i) monetary restatement relevant to invoices paid by in arrears, (ii) invoices in default, (iii) activities detailed in unauthorized service orders, and (iv) reimbursements to restore the economic-financial balance of the contract. This amount may be increased by fees of 10% to 20% and procedural expenses incurred by the plaintiff, in the event of loss of suit. In addition, there could be potential damage to Eletronuclear’s reputation related to the Lava Jato Investigation.

In parallel, Eletronuclear filed a claim (Proceeding No. 0079770-43.2018.4.02.5101) against Andrade Gutierrez seeking indemnification for damages resulting from the losses suffered due to fraud in the execution of contract NCO No. 223/83, as result of the above nullification.

Eletronuclear - Proceeding No. 0029748-26.1991.4.02.5101

This is a public civil action initiated by MPF and Sociedade Angrense de Proteção Ecológica against CNEN, Brazilian Government and Eletronuclear, for the suspension of operations of Angra 1 and Angra 2, or, alternatively, a requirement that the defendants be obliged to set aside emergency funds in case of a nuclear disaster. The judge at first instance dismissed the case in light of the settlement agreement reached by the parties. The appellate court rejected the MPF’s appeal. The Supreme Court of Justice overturned the decision and ruled that the case be retried and that the period for submission of evidence be reopened.  In the court of first instance, the judge granted the MPF’s request for expert evidence to evaluate the suitability of the safety standards contained in the emergency plans for Angra 1 and 2, as well as the institutional capacity for executing the plans in the event of an emergency. The lower court dismissed this claim in a judgement that could be appealed by either the plaintiffs or the defendants.

Eletronuclear believes that the risk that its operations of Angra 1 and Angra 2 would be suspended to be remote.

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

On August 16, 2020, Eletronuclear filed a petition using the STF decision as evidence and requesting dismissal of the proceeding. The claim is pending judgment.

The proceeding was assessed with remote risk of loss and involves the potential suspension of the development of Angra 3.

Eletronuclear – Proceeding No. 5000859-28.2020.4.02.5111

This lawsuit was filed by the MPF against Eletronuclear.  The public civil suit seeks to nullify the licenses granted to Eletronuclear for the development of a complementary dry storage unit. In MPF’s view, the licenses were issued in violation of the legislation and, therefore, Eletronuclear must refrain from completing and/or using the unit until it obtains a valid environmental license. The MPF also seeks to request that Eletronuclear disclose the final safety report of Angra 1 and 2 and the preliminary safety report for Angra 3 and the dry storage unit. Subsequently, the MPF requested the proceeding to be dismissed, because, in its opinion, Eletronuclear had met the requirements for obtaining the environmental license. An environmental association, which joined the proceeding as an interested third party, has appealed, which is pending judgement.

As of December 31, 2022, we have assessed the risk of loss in this proceeding to be possible in the estimated amount of R$ 240 million. In addition, an adverse judgement may result in the suspension of the operation of the dry storage unit and a suspension for Angra 3 from obtaining new licenses to operate.

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

Eletronuclear and IBAMA filed an appeal. A hearing was held, and complementary documentation was added. An additional hearing occurred in May 2022, but the parties did not settle. This proceeding is awaiting judgement.

We assessed the lawsuit, as of December 31, 2022, as having a possible risk of loss of R$50 million, which may result in the suspension of the works at Angra 3 Power Plant, as well as potential damage to Eletronuclear’s reputation.

Eletronuclear - Proceeding No. 5000772-72.2020.4.02.5111

The plaintiff is the MPF and the defendants are Eletronuclear, IBAMA and FUNAI. The claim is for the defendants to fulfill the indigenous social and environmental conditions provided for in the operating license of Angra 1 and 2 and the preliminary license of Angra 3. MPF claims that we are not compliant with these licenses and governing legislation. Eletronuclear filed for a preliminary injunction. The court decided such preliminary injunction request will only be assessed after attempts of settlement are made. A court hearing was held in March 2023 to discuss a potential settlement between the parties. No settlement was reached and a new hearing with the same purpose was scheduled for May 2023.

Aas of December 31, 2022, we assessed this proceeding as having a possible risk of loss of R$18 million. This proceeding also involves a possible risk of non-renewal by IBAMA of our operating licenses and the non-issuance of a new environmental license/permit related to the CNAAA, as well as potential damage to Eletronuclear’s reputation.

Eletronuclear – Proceeding No. 0149201-78.2015.8.14.0130

This lawsuit was filed by the Public Prosecution Office of the State of Pará (“MP/PA”) against Eletronuclear. This criminal action arose out of a complaint filed by the MP/PA alleging that Eletronuclear was responsible for the improper disposal of waste from the Angra 2 construction project which caused environmental damage in the region of Ulianópolis. The lawsuit is pending trial after the MP/PA filed its appeal. We assessed the lawsuit, as of December 31, 2022, as having a possible risk of loss as well as potential damage to our reputation, in addition to potential fines and sanctions imposed under the Environmental Criminal Laws.

Policy on Dividend Distribution

Our Dividend Distribution Policy was approved by our Board of Directors on March 31, 2023, and establishes the rules and procedures applicable to our distribution of dividends, in accordance with the law, statutory provisions and other internal rules. This policy is based on our legal, statutory and other internal requirements and other regulations, and its pillar is the commitment to good corporate governance practices, consolidating the main rules and guidelines applicable to our distribution of dividends. The Dividend Distribution Policy is filed at our headquarters and can be accessed on CVM’s website (www.cvm.gov.br) and on our website (www.eletrobras.com).

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

The following table sets out the minimum dividends to be or that have been paid to each class of our shares for the periods indicated, as approved by our Annual Shareholders Meeting:

	Year
	2023	2022	2021

	(R$)
Common Shares	0.22005370163724	0.71578248571496	0.94376677536411
Class A Preferred Shares	2.05245833093666	1.99153557854615	1.03814345290052
Class B Preferred Shares	1.49365168200000	1.49365168208243	1.03814345290052

For the year ended December 31, 2022, we recorded net income attributed to the owners of R$3.6 million. For the years ended on December 31, 2022, 2021, and 2020, the percentage of retained earnings to the total reported net income for the year was 83.07%, 75.70% and 79.21%, respectively. Considering that the annual obligation of the payment of minimum dividends to preferred shareholders pursuant to our Brazilian Corporate Law and our bylaws was fully complied with in previous years, any distribution of dividends to be declared and paid in 2023 will be subject to article 11, §4 and §5 of our bylaws, which establish that, after the minimum dividends are ensured to preferred shares, each preferred share will be entitled to dividends, for each share, of at least 10% higher than those attributed to each common share.

For more information on recent tax reforms that may have an effect on dividend distributions, see “Item 10E. Additional Information–Taxation—Income tax—Dividends” and “Item 3D. Key Information—Risk Factors—Risks Relating to Brazil—Changes in tax or accounting laws, tax incentives, and benefits or differing interpretations of tax or accounting laws may adversely affect us.”

ITEM 8B.Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

ITEM 9A.Offer and Listing Details

Our common shares began trading on the Brazilian stock exchanges on September 7, 1971. In the United States, our common shares and Class B preferred shares trade in the form of ADS. We have an insignificant number of Class A preferred shares, with no material effect on the trading volume on the B3.

As a result, as of December 31, 2022, our capital stock was comprised of a total of 2,301,227,778 shares, of which 2,021,139,464 are common shares, 146,920 are class “A” preferred shares and 279,941,393 are class “B” preferred shares. As part of our Privatization, one Class B preferred share has been used to create one special Class C preferred share, which is held exclusively by the Brazilian Government.

As of the date of this annual report, following a capital increase on March 31, 2023, our total capital stock was R$70.1 billion, fully paid-in and divided into 2,307,099,812 shares, all nominative, in book-entry form and without par value, consisting of 2,027,011,498 common shares and 280,088,314 preferred shares.

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

ITEM 9B.Plan of Distribution

Not applicable.

ITEM 9C.Markets

Our common shares are traded under the symbol “ELET3” and our class “B” preferred shares are traded under the symbol “ELET6” on the B3. Stocks and bonds are traded exclusively on the B3. As of December 29, 2018, we had approximately 28,952 record holders. Our NYSE and LATIBEX tickers are “EBR” and “EBR-B” and “XELTO” and “XELTB” respectively.

Our ADSs are listed on the NYSE and our ADSs representing our common shares are traded under the symbol “EBR” and our ADSs representing our class B preferred shares are traded under the symbol “EBR-B.” As of December 31, 2022, we had approximately 12,834 beneficial owners and 23 registered holders of ADS representing common shares and approximately 2,376 beneficial owners and 14 registered holders of ADS representing preferred shares.

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

On August 23, 2021, the CVM issued Ordinance No. 44 which amended the rules applicable to the disclosure of material facts, which entered into force on September 1, 2021. The CVM also issued several regulations regarding disclosure requirements, registration of securities issuers admitted to trading in Brazilian regulated markets and public offerings, namely, Ordinance No. 85, Ordinance No. 80 and Ordinance No. 160.

Ordinance No. 80 also requests that publicly held companies disclose a reference form (Formulário de Referência) which maintains a permanently updated record containing relevant information on the issuer. We believe we are currently in accordance with all applicable Brazilian corporate governance standards.

Under Brazilian Corporate Law, a company is either public, a companhia aberta, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchange markets, including the B3, or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the B3, a company must apply for registration with the B3 and the CVM and is subject to regulatory requirements and disclosure requirements.

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

To be listed in the Novo Mercado segment of the B3, an issuer must meet all of the requirements described above under Level 1 and Level 2, in addition to issuing only common (voting) shares. In January 2018, a new version of the Novo Mercado Rules entered in full effect and created new requirements for all of its participants, including requirements to create and keep advisory committees for the Board of Directors, new concepts of independent director, among other new rules which are non-applicable to us currently.

On September 26, 2006, we entered into an agreement with the B3 to list our shares on the Level 1 segment pursuant to which we agreed to comply, and continue to be compliant with all the requirements of a Level 1 listing.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Although Brazilian law does not have a similar requirement, Novo Mercado and Level 2 rules require that listed companies have a Board of Directors comprised of at least five members, out of which a minimum of 20% of the directors must be independent pursuant to the different criteria defined in the regulations (such as absence of material relationship between a director and the listed company or the controlling shareholder). The Level 1 segment of B3 in which we are listed only requires the board to be comprised of a minimum of three members and does not require any participation by independent directors and, therefore, under Brazilian law and the rules of the Level 1, neither our Board of Directors nor our management is required to test the independence of directors before their election to the board. Nevertheless, both Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian Corporate Law and the CVM, as well as the Level 1 and “Novo Mercado” listing segments of B3. According to NYSE criteria, all of our 9 directors are independent. Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting.

Golden Share

As part of our Privatization process, aiming to preserve our disperse share ownership structure, a provision was added to our Bylaws according to which any shareholder or group of shareholders, Brazilian or foreign, public or private, is prohibited from exercising the voting rights in excess of 10% of the total number of shares into which our voting capital is divided, regardless of their stakeholding. This provision also prohibits the entering into shareholders’ agreements with the purpose to regulate the exercise of voting rights in an amount greater than the aforementioned 10% threshold.

The Brazilian Government currently holds a special class preferential share, often referred to as a “golden share,” which grants it veto power in relation to amendments to our Bylaws aimed at removing or modifying the aforementioned statutory provision that regulates the limitation on the exercise of voting rights and on the execution of shareholders’ agreements.

On February 22, 2022, we approved through the 181st Extraordinary General Meeting an amendment to our bylaws, in which, among other changes, impose new rules for the appointment of members to our Board of Directors and Fiscal Council. Therefore, as a result of our Privatization, our bylaws no longer confer to the Brazilian Government specific rights to appoint members of our Board of Directors and Fiscal Council, and we will not be subject to the provisions of Law of Government-Controlled Companies. See “Item 4A. History and Development—Privatization—Amendment to our Bylaws” and “10.B. Additional Information– Board of Directors, Board of Executive Officers, Fiscal Council and Committees– Board of Directors.” for further information.

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

The statutory Personnel Committee is in charge of discussing the compensation of the management, submitting its decisions to the controlling shareholder and to be voted on at the annual general meeting. The Executive Officers are entitled to an Annual Variable Remuneration (RVA), which can add up to 2.5 remunerations and is conditional on the achievement of a positive result in the year and the annual agreed targets established between the Board of Directors and the Board of Executive Officers of each of our companies. The annual agreed targets consider the performance evaluation result of the Board of Executive Officers and reflect the alignment of the management to the long-term strategy and the Board of Directors guidelines, observing the economic, environmental and social impacts and risks.

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

On May 18, 2018, we established our statutory Audit and Risks Committee, which acts in accordance with the applicable Brazilian and U.S. laws and regulations.

The statutory Audit and Risks Committee provides advice to our Boards of Directors and subsidiaries, in accordance with State Law and regulations, observing the rules approved by the Board of Directors. It is comprised of three to five independent members with a mandate of two years, with the possibility of re-election. All current members of the statutory Audit and Risks Committee meet the independence criteria set forth in the CVM regulations, as well as the independence criteria required by US law that applies to us and the criteria of the IBGC.

On January 27, 2023, our Board of Directors approved the amendment of the internal regulations of the Statutory Audit and Risks Committee. For further information about our statutory Audit and Risks Committee, see “Item 16.D. Exemption from the Listing Standards for Audit Committees.”

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares is subject to shareholder approval.

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. CVM’s regulations require that publicly held companies comply with corporate governance standards and disclose such policies and practices related to corporate governance. We have adopted corporate governance guidelines which are set forth in the Code of Corporate Governance Practices of Eletrobras (“Diretrizes Gerais de Governança Corporativa da Eletrobras”). Additionally, we have also adopted and observe a disclosure policy, which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

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

Our Code of Conduct is the main document to guide the actions of our group, as it sets out and reinforces the commitments that we assume with our customers. The Code of Ethical Conduct and Integrity is applicable to all of our collaborators, including employees, members of the Board of Directors, third-parties, interns and trainees. Each new version of the Code of Conduct is available to each member of our workforce, and a signature of a declaration or term of acceptance is required.

Internal Audit Function

NYSE rules and Brazilian law require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

ITEM 9D. Selling Shareholders

Not applicable.

ITEM 9E. Dilution

Not applicable.

ITEM 9F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

ITEM 10A. Share Capital

Not applicable.

ITEM 10B. Bylaws

The following is a brief summary of certain significant provisions of our bylaws, Brazilian corporate law, and the rules and regulations of the CVM and of the Level 1 segment of B3. This discussion does not purport to be complete and is qualified by reference to our bylaws, and of those laws, rules and regulations.

General

We were established as a mixed capital company pursuant to Brazilian Law No. 3,890-A of April 25, 1961. Until June 2022, the Brazilian Government owned a majority of our voting common shares.  In June 2022, we were privatized, and the Brazilian Government ceased to be our controlling shareholder. Since then, we no longer have a controlling shareholder as our bylaws prohibit any shareholder or group of shareholders from exercising votes over 10% of our issued and outstanding voting capital or from entering into shareholders’ agreements for the exercise of voting rights in excess of 10% of our issued and outstanding voting capital.  We are subject to Brazilian Corporate Law and to any and all laws and regulations that govern Brazilian private legal entities.

We are registered with the Brazilian tax authorities with CNPJ no. 00.001.180/0001-26.

Amendment to our Bylaws as part of our Privatization

Our Privatization was conditioned on the amendment of our bylaws becoming effective to:

1.	prohibit any shareholder or group of shareholders from exercising votes over 10% of our issued and outstanding voting capital;
2.

prohibit the entering into shareholders’ agreements for the exercise of voting rights, except for the formation of blocks with a volume of votes lower than 10% of our issued and outstanding voting capital;

3.

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

4.

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

5.

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

In addition, our bylaws were amended to adapt our activities and management for after the settlement of the Global Offering, when we were no longer a state-owned controlled company. As a result, our 181st Shareholders Meeting approved, among other changes, the following:

•	allow our capital stock to be increased by deliberation of our Board of Directors within the limit of authorized capital and under the terms of article 168 of the Brazilian Corporate Law;

•

disapply preemptive rights for the subscription of shares within the limit of authorized capital, if the placement of those shares is made through the stock exchange or by public subscription, under the terms of article 172 of the Brazilian Corporate Law; and

•	revoke the rights of the Brazilian Government to appoint (i) eight members of our Board of Directors; and (ii) three members of our Fiscal Council.

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

Corporate Purpose

Our bylaws provide that our corporate purposes are:

(1)

carry out studies, projects, construction and operation of electric power plants and transmission and distribution lines, as well as the performing of acts resulting from these activities, such as the sale of electricity; and

(2)

promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks

Description of our Capital Stock

As of the date of this annual report, following a capital increase on March 31, 2023, our total capital stock was R$70.1 billion, fully paid-in and divided into 2,307,099,812 shares, all nominative, in book-entry form and without par value, consisting of 2,027,011,498 common shares and 280,088,314 preferred shares. As part of our Privatization, the number of common shares has substantially increased and the equity interest of the Brazilian Government and its subsidiaries has substantially been diluted. Also, one of our Class B Preferred Shares has been used to create one Special Class preferred share, which is held exclusively by the Brazilian Government.

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

As part of our Privatization, the Brazilian Government holds a special class of preferred share, the Class “C,” which gives it veto power over corporate resolutions that aim to modify or remove the following provisions, as per the terms of Eletrobras Privatization Law:

(i)

prohibit any shareholder or group of shareholders, Brazilian or foreign, public or private, from exercising votes in a number greater than 10% of the total number of shares into which our voting capital is divided, independently of its participation in the capital stock; and

(ii)

prohibit the execution of a shareholders’ agreement for the exercise of voting rights, except for the formation of blocks with a number of votes lower than 10% of the number of shares into which our voting capital may be divided. See “Item 4. Information on the Company—for more information about the changes to our bylaws that became effective as our Privatization was consummated.

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

Redemption

We cannot redeem our shares. The redemption of shares of one or more classes may be undertaken upon resolution of a Shareholders’ Meeting, regardless of approval by the Special Shareholders’ Meeting of impacted the types and classes of shares. As part of our Privatization, the Brazilian Government holds a special class of preferred share, which shall only be redeemed if authorized by law.

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

As a result of our Privatization, our bylaws now include poison pills provisions in order to avoid any shareholder our group of shareholders to hold, direct or indirectly, more than 50% of our voting shares. See “Item 4. Information on the Company—A. History and Development—Privatization” for more information about the changes to our bylaws that became effective as our Privatization was consummated.

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

At duly convened meetings, our shareholders are able to take any action regarding our business. The following actions can only be taken by our shareholders in general meeting:

•	approving our annual accounts;
•	electing and dismissing the members of our Board of Directors and our Fiscal Council;
•	amending our bylaws;
•	approving our merger, consolidation or spin-off;
•	approving our dissolution or liquidation as well as the election and dismissal of liquidators and the approval of their accounts;
•	granting stock awards and approving stock splits or reverse stock splits; and
•	approving stock option plans for our management and employees.

Board of Directors, Board of Executive Officers, Fiscal Council and Committees

Our main management and governance bodies formally constituted and with regular operation, are: (i) General Assembly; (ii) Board of Directors; (iii) Executive Board; (iv) Fiscal Council; (v) statutory Audit and Risk Committee; (vi) statutory Committee on Strategy, Governance and Sustainability and (vii) statutory Personnel Committee.

Our management, pursuant to our bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board. The exercise of such management roles is currently exclusive to Brazilians, who may be resident in Brazil or not. The members of the Board of Directors and those of the Executive Board may be shareholders or not, and in both cases, the management guarantee provided for in the Brazilian Corporation Law may be required.

Our bylaws direct that our Board of Directors be composed of nine members who are appointed in accordance with our bylaws. As a result of our Privatization, the holders of the majority of the preferred shares have the right to elect one member that meets the investiture requirements. The Fiscal Council is responsible for overseeing the actions of the managers and providing opinions on our financial health. Its attributions are set forth in our bylaws and procedural rules included in the Board’s Internal Regulation. The Fiscal Council has become a non-permanent management body and had acted as an audit committee since 2006. Since the installation of the Statutory Audit and Risks Committee on May 18, 2018, the Fiscal Council no longer acts as an audit committee.

In the exercise of its duties, the Board of Directors is also responsible, without limitation to the powers set forth in applicable laws, for: I – establishing the guidelines and strategic objectives of the company, including the definition of business identity; II – discussing or approving, a proposal from the Executive Board, and monitoring the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as assess the results obtained in the execution of said plans; III – defining the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy by us and our subsidiaries, as well as their positions in lawsuits related to the energy market; IV – approving the investment projects for us and our subsidiaries, to the extent defined by the internal regulations in force defined by us that regulate the levels of approval for our group companies; V – expressing an opinion on the managemnt reports, as well as on the accounts of the Executive Board; VI – submitting to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors; VII – authorizing the call and submitting to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters;” VIII – analyzing, at least quarterly, the balance sheet and other financial statements prepared periodically by us, without prejudice to the performance of the Fiscal Council; IX – resolving on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board; X – authorizing the acquisition of shares issued by us, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares; XI – approving the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment; XII – exchanging shares or other securities issued by us; XIII – expressing a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation; XIV – approving its Internal Regulations and those of its advisory committees, the Code of Ethical Conduct and Integrity of the Eletrobras companies, the main policies of our group companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, succession, strategy, finances, securities trading and disclosure and use of relevant information, environmental, sustainability, social responsibility, governance, as well as regulations dealing with powers, remuneration and appointment of managers and personnel; XV – electing and dismissing, at any time, the members of our Executive Board; XVI – appointing and dismissing the holder of the Internal Audit, the holder of the Superintendence of Governance and the holder of the Secretariat of Governance; XVII – electing the members of the advisory committees and working groups of the Board, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee; XVIII – defining the variable remuneration program and establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market; XIX – evaluating, annually, the individual and collective performance of the managers and the collective performance of their advisory committees, with the procedural and methodological support of the Personnel Committee; XX – approving appointments proposed by the Executive Board of the persons who must integrate the management, advisory and fiscal bodies of our subsidiaries and of the companies and entities of which we and our subsidiaries are shareholders, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board; XXI – resolving on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview; XXII – deciding on the omitted cases of these Articles of Incorporation and delegate to the Executive Board matters within its purview not included in the list of legal attributions of the Board of Directors; XXIII – implementing, directly or through other bodies of ours, and supervising the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which we and our subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud; XXIV – approving the annual work plan of the Internal Audit; XXV – examining, at any time, our books and documents, as well as request information on contracts entered into or in the process of being entered into and any other deeds; XXVI – expressing an opinion on deeds and approving contracts, in accordance with the levels established in the Regulation of Authorities of our group companies; XXVII – approving the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Regulation of Authorities of our group companies; XXVIII – approving the transfer of ownership of the our assets, constitution of real liens and the provision of guarantees to obligations of third parties, in accordance with the levels established in the Regulations of our group companies; XXIX – choosing and dismissing independent auditors; XXX – resolving on our strategic trademarks and patents; XXXI – resolving on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of our group companies’ Integrity Program and our group companies’ Code of Conduct, in accordance with the levels established in the our group companies’ Regulations, and also considering our social responsibilities, as provided for in paragraph 4 of article 154 of the Brazilian Corporation Law; XXXII – approving the models of the indemnity contracts to be entered into by us and the procedures that guarantee the independence of the decisions; XXXIII – approving the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervising the compliance with the limit of our participation in the cost of these benefits; XXXIV – approving, in accordance with the levels established in the Regulation of Authorities of our group companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies; XXXV – determining the distribution and redistribution of charges and duties among the members of the Executive Board; XXXVI – granting leave or license to our Chairman, including paid leave; XXXVII – approving collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program; XXXVIII – approving the maximum number of personnel of our group companies and general guidelines for our hiring of personnel and that of our subsidiaries; XXXIX – approving and supervising the fulfillment of the specific goals and results to be achieved by the members of the Executive Board; XL – approving the business performance goals of our subsidiaries; XLI – authorizing the merger with wholly-owned subsidiaries, our interests in subsidiaries or affiliates, the transfer or dissolution of such interest, as well as the acquisition of shares or quotas of other companies; XLII – resolving on the association referred to in paragraph 1 of art. 3 of these Articles of Incorporation; XLIII – resolving on the shareholders’ agreements to be entered into by us and our subsidiaries and, in the case of amendments, only when it involves aspects related to art. 118 of Law 6.404/1976; and XLIV – resolving on the organization of technical-scientific research entities of business interest to us in the energy sector.

The Board of Executive Officers is responsible for the management of our business in accordance with the strategic guidelines established by the Board of Directors. The Board of Executive Officers is composed of seven members, including the CEO and subject to the minimum number of 3 members, all elected by the Board of Directors. Its responsibilities are determined by our Internal Regulations and bylaws, as well as by the applicable laws. The term of office of the Officers is up to two years, with the possibility of reelections, and there is no succession plan in place. See “Item 6.A. Board of Directors and Senior Management—Board of Directors” for additional information.

The management bodies also have the support of advisory bodies and support secretariats.

Qualifications

All members of our Board of Directors, Board of Executive Officers and Fiscal Council must be natural persons who may or may not be Brazilian citizens. The Brazilian Corporate Law and CVM regulations also provide that certain individuals may not be appointed to a position by our management, including those who: are disqualified by the CVM, have been declared bankrupt or have been convicted of certain offenses such as bribery and crimes against the economy.

The minutes of the shareholders’ or directors’ meeting that appoints a member of the Board of Directors, the Board of Executive Officers, and/or the Fiscal Council, must detail the qualifications of such person and specify the period of their mandate.

Appointment

The members of our Board of Directors are elected at the general shareholders meeting for a term of two years, with the possibility of being reelected.

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

In addition, Article 141 of the Brazilian Corporate Law and CVM regulations determine that shareholders holding more than 10% of the voting capital are entitled to request cumulative voting rights (voto múltiplo) so as to increase their chances of electing at least one member to the Board of Directors. Under the cumulative voting process, each voting share is entitled to a number of votes equal to the number of board seats being filled at the relevant shareholders’ meeting, such votes which can be cast to a single or more candidates. As a result of the cumulative voting, controlling shareholders may be prevented from controlling all seats of the board, while minority shareholders may be allowed to appoint at least one member of that body. Shares participating in the cumulative voting process will not be counted for the purposes of appointing board members in the circumstances described in (i) through (iii) above (and vice versa).

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

Our Board of Directors is consisted of nine members, being at least five independent members, and include one director elected by a separate vote at the General Shareholders’ Meeting, by the holders of the majority of the preferred shares issued by us.

With respect to our Executive Board, it shall be appointed by our Board of Directors. Our CEO shall not simultaneously hold the positions of Chairman of the Board of Directors.

The Fiscal Council, which is non-permanent, is elected by the General Shareholders’ Meeting and, at least one member and respective alternate shall be appointed separately from the others members of the Board of Directors and Executive Board by holders of preferred shares.

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

The Fiscal Council meets once a month or when called by its Chairman. Our statutory Audit and Risks Committee typically meets at least four times a month, or when a meeting is called by its coordinator.

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

Audit and Risks Committee

We have a permanent statutory Audit and Risks Committee, as provided for in art. 32 of our bylaws, which is composed of at least three members and at most five members, including external ones, with deadlines for mandates that do not coincide and are independent of the term of office of the Board of Directors. As a result of our Privatization, the number of members of the committee must be in accordance with the B3 criteria. Also, the committee is no longer be governed by the provisions of Law No. 13,303/2016 and its regulatory decree. The purpose of the statutory Audit Committee is to advise the our Board of Directors in the fulfillment of their responsibilities of guidance and senior management, including but not limited to analysis and issuance of recommendations of internal audit, accounting and independent audit, oversight, risks to be undertaken by us, internal controls, risk management and financial management, in order to ensure higher efficiency and effectiveness to the decisions of the board of directors in relation to matters under its area of performance.

Strategy Governance, and Sustainability Committee

Our Strategy Governance, and Sustainability Committee is composed of three to five members, chosen by the Board of Directors, among their peers and/or external market professionals to exercise a term of office of up to two years, with the possibility of reelections. Its purpose is to advise the Board of Directors in the fulfillment of its responsibilities of guidance and superior management, including, but not limited to, analysis and issuance of recommendations on planning, guidelines, objectives, indicators and strategic goals, innovation initiatives, and sustainability and corporate governance practices, in order to give greater efficiency and quality to the decisions of the Board of Directors.

Personnel Committee

The Personnel Committee is composed of three to five members, chosen by the Board of Directors from among their peers and/or external market professionals to exercise a term of office of up to two years, with the possibility of reelections. Its purpose is to advise shareholders and the Board of Directors in the fulfillment of their responsibilities of guidance and superior management, including, but not limited to, analysis and issuance of recommendations on risks and strategies concerning the appointment, evaluation, succession, and remuneration of managers, fiscal councilors, members of the Audit and Risks Committee, external members of the statutory People Committee and of the Strategy, Governance, and Sustainability Committee, in addition to other attributions assigned to it by the Board, in order to provide greater efficiency.

Risk Management Structure

We adopt a risk management model based on the concept of the “three lines of defense,” as follows:

•

First: superintendencies and business areas, in addition to project and process managers. This line is responsible for the provision of products and services to customers, as well as for risk management.

•	Second: risk and internal control areas. This line has the expertise of the risk management process and is responsible for supporting, monitoring and questioning risk-related issues.
•	Third: internal audits. This line carries out independent and objective assessment and advice on issues related to the achievement of objectives.

In accordance with our risk management policy, the following bodies are directly involved in the identification, assessment, treatment and monitoring of risks:

•

Board of Directors: approve, upon proposal from the executive board, the risk management policy and the risk reporting schedule, as well as their revisions. Determine risk appetite. Supervise the risk management process, through regular reports from the executive board, focusing on the assertiveness of the process and responses to risks.

•

Audit and Risk Committee: monitor, at least on a quarterly basis, the risk management process, informing the board of directors of the most relevant findings. Analyze all material submitted to the board of directors with respect to our risk management, giving a prior opinion on it. As our Privatization was consummated, the committee no longer needs to evaluate operations with the Brazilian Government, its departments, foundations or federal state-owned companies, provided that they are within the regular course of our business, prior approved by our Board of Directors.

•	Fiscal Council: contribute on the subject, including in its minutes the complementary information that they deem necessary or useful to the risk management process.
•

Executive Boards: assess the assertiveness of the risk management process through periodic reports, discussing and validating within the board or by the Board of Directors, the assessments presented by the risk proprietary areas and defining the positioning in the face of risks, according to the appetite approved by the Board of Directors. Ensure the implementation of risk management at our group companies, allocating necessary resources to the process and defining the appropriate infrastructure for risk management activities. Proposes specific rules. Define proprietary risk areas. Approve the risk matrix and risk reporting schedule, as well as their revisions, forwarding them for approval by the Board of Directors.

•

Operating Risk Committee: serve as a forum for discussion, analysis and evaluation of suggestions for adjustments to documents, and for proposing best practices in the electricity sector in processes related to risk management, as well as to promote the alignment of practices and the processes that involve risk management between our group companies.

•

Internal Audit: evaluate the effectiveness of the risk management process, interacting with the risk and internal control areas regarding the inspections carried out. Assess the adequacy of responses to risks, recommending, when necessary, improvements to the area that owns the risk. Provide periodic reports of its assessments to the board of directors and the statutory audit and risks committee. As our Privatization was consummated, the committee no longer reviews the compliance and implementation by us of the recommendations or determinations of the governmental control bodies: CGU and TCU.

•

Risk Committees: monitor the risk management process, periodically reviewing the matrix, validating risk analyzes and mitigating actions that will be reported to the executive board. Promote strategic and operational issues in the risk management process.

•

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

•

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

ITEM 10C. Material Contracts

Prior to our Privatization, our operations in respect of Itaipu were conducted pursuant to a treaty entered into on April 26, 1973, between the Brazilian Government and the government of Paraguay. A translation of this treaty is included as an exhibit to this annual report. The material terms of this treaty are described in “Item 5. Operating and Financial Review and Prospects.”

Additionally, as part of our Privatization we entered into the Eletronuclear Investment Agreement with ENBPar on April 22, 2022. An English language summary of this contract can be found in Exhibit 4.3.

ITEM 10D. Exchange Controls

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

Under Resolution No. 4,373, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution No. 4,373 also extends favorable tax treatment to registered investors. See “—Taxation—Material Brazilian Tax Considerations” for more information.

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

ITEM 10E. Taxation

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

Introduction

Pursuant to Brazilian law, foreign investors may invest in the shares under National Monetary Council Resolution No. 4,373 (“4,373 Holder”).

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

Additionally, there are currently discussions in the Brazilian Congress regarding a potential income tax reform aiming at revoking the aforementioned exemption and imposing income taxation on the payment of dividends. It is not possible to predict if the taxation of dividends will be effectively approved by the Brazilian Congress and how it will be implemented.

Capital Gains. As a general rule, capital gains realized as a result of a disposition transaction are the positive difference between the amount received on the disposition of the assets and the respective acquisition cost. Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Brazilian Central Bank and how the disposition is carried out, as described below.

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

The deposit of our shares in exchange for ADS may be subject to Brazilian tax on capital gains at rates ranging from 15% to 22.5% depending on the amount of the gain, as follows: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (iv) 22.5% for the part of the gain that exceeds R$30 million, or 25% in the case of investors domiciled in a Low or Nil Tax Jurisdiction, as defined below Although there is no clear regulatory guidance, arguably this taxation is not applicable to a non-Brazilian holder that is a 4,373 Holder and is not resident in a Low or Nil Tax Jurisdiction, as defined below.

(c)	Conversion of ADS into shares

Although there is no clear regulatory guidance, the exchange of ADS for shares should not be subject to Brazilian tax, as long as the regulatory rules are appropriately observed with respect to the registration of the investment before the Brazilian Central Bank.

Upon receipt of the underlying shares in exchange for ADS, Non-Resident Holders may also elect to register with the Brazilian Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under Resolution No. 4,373, which will entitle them to the tax treatment referred below.

Alternatively, the Non-Resident Holder is also entitled to register with the Brazilian Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law No. 4,131/1962, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a Registered Holder.

(d)	Sale of common and preferred shares in Brazil

Generally, capital gains realized as a result of a transaction carried out on a Brazilian stock exchange can be measured by the positive difference between the amount realized upon sale or exchange of a security and its respective acquisition cost.

There is ambiguity regarding whether foreign or local currency should be applied to determine the capital gain realized by a Non-Brazilian Holder on a sale or disposition of common shares in Brazil. However, Article 23 of Normative Instruction No. 1,455/14, issued by Brazilian tax authorities, provides that the capital gains shall be calculated in Brazilian reais.

For purposes of Brazilian taxation, the income tax rules on gains related to disposition of common and preferred shares vary depending on the domicile of the Non-Brazilian Holder, the form by which such Non-Brazilian Holder has registered its investment before the Brazilian Central Bank and/or how the disposition is carried out, as described below.

Generally, according to our interpretation of the applicable law, capital gains realized by a Non-Brazilian Holder on the disposition of common shares sold on a Brazilian stock exchange (which includes a transaction carried out on the organized over-the-counter market) are:

•	Exempt from income tax when realized by a Non-Resident Holder that (a) is a 4,373 Holder and (b) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
•

subject to income tax at a 15% rate in case of gains realized by (1) a Non-Resident Holder that (a) is not a 4,373 Holder and (b) is not resident or domiciled in a Low or Nil Tax Jurisdiction and (2) a Non-Resident Holder that (a) is a 4,373 Holder and (b) is resident or domiciled in a Low or Nil Tax Jurisdiction; or

•	subject to income tax at a 25% rate in case of gains realized by a Non-Resident Holder that is not a 4,373 Holder and is resident or domiciled in a Low or Nil Tax Jurisdiction.

Any other gains realized on a sale or disposition of common and preferred shares that is not carried out on a Brazilian stock exchange are:

•	subject to income tax at the rate of 15%, when realized by a Non-Resident Holder that (i) is a 4,373 Holder; and (ii) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
•

subject to progressive income tax rates ranging from 15% to 22.5% in case of gains realized by a Non-Resident Holder that (a) (1) is not a 4.373 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (b) (1) is a 4,373 Holder and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction; and

•	subject to income tax at a 25% rate in case of gains realized by a Non-Resident Holder that is not a 4,373 Holder and is resident or domiciled in a Low or Nil Tax Jurisdiction.

There can be no assurance that the current preferential treatment for 4,373 Holders will continue in the future.

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

Payments of Interest Attributable to Shareholders’ Equity. In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make distributions to shareholders of interest on shareholders’ equity as an alternative to making dividend distributions and treat those payments as a deductible expense for the purposes of calculating Brazilian corporate income tax and, as from 1997, social contribution on net income, as far as certain limits are observed. Such interest is limited to the daily pro rata variation of the TJLP as determined by the Brazilian Central Bank from time to time multiplied by the sum of determined Brazilian company’s net equity accounts, multiplied by the net equity value of the Brazilian company with certain adjustments. The amount of deduction cannot exceed the greater of:

•

50% of the net profit (after the social contribution on net income and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) for the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profits reserves as of the date of the beginning of the period in respect of which the payment is made.

Payments of interest on equity in respect of the preferred or common shares paid to shareholders who are either Brazilian residents or Non-Resident Residents, including holders of ADS, are subject to Brazilian withholding income tax at the rate of 15%, or 25% in case of shareholders domiciled in a Low or Nil Tax Jurisdiction and will be deductible by us as long as the payment of a distribution of interest is approved by our shareholders.

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

If we pay interest attributable to shareholders’ equity in any year, and the payment is not recorded as part of the mandatory distribution, no additional amounts would be required to be paid by us, with respect to the mandatory dividend amount. The payment of interest on owner capital may be determined by our Board of Directors. We cannot assure you that our Board of Directors will not determine that future distributions of profits may be made by means of interest on shareholder’s equity instead of by means of dividends. Payments of interest on shareholder’s equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Brazilian Central Bank.

Discussion on Tax Haven Jurisdictions and Privileged Tax Regimes

On June 4, 2010, the Brazilian tax authorities enacted Normative Ruling No. 1,037 listing (1) the countries and jurisdictions considered as Low or Nil Taxation Jurisdictions; and (2) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008.

A Low or Nil Taxation Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes income tax at a maximum rate lower than 20% or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. A regulation issued by the Ministry of Treasury on November 28, 2014 (Ordinance No. 488, of 2014) decreased from 20% to 17% this minimum threshold for certain specific cases. The reduced 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules established by the Brazilian tax authorities in Normative Ruling No. 1,530, dated December 19, 2014. In any event, the list of jurisdictions considered as Low or Nil Taxation Jurisdictions by the Brazilian tax authorities is currently provided in Normative Ruling No. 1,037.

On June 23, 2008, and with effect as of January 1, 2009, Law No. 11,727 was enacted and introduced the concept of “Privileged Tax Regime” in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross border interest deductibility rules, which is broader than the concept of Low or Nil Taxation Jurisdictions. Under this new law, a Privileged Tax Regime is considered to apply to a jurisdiction that meets any of the following requirements: (i) it does not tax income or taxes income at a maximum rate lower than 20%, or 17% as applicable; (ii) it grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) it does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20%, or 17% as applicable; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about the execution of economic transactions.

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

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions (IOF/Exchange)

Brazilian law imposes a Tax on Foreign Exchange Transactions (“IOF/Exchange”) triggered by the conversion of Brazilian reais into foreign currency and on the conversion of foreign currency into Brazilian reais.

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

The inflow of foreign funds for the purchase of shares under Resolution No. 4,373 is subject to 0% IOF/Exchange rate and the same 0% rate levies on the remittance of dividends and payments of interest on shareholder’s equity. Although it is not clearly regulated, the conversion of Brazilian reais into dollars for payment of dividends to holders of ADS should also benefit from the 0% IOF/Exchange rate. The inflow of funds derived from the ADS cancelation for purposes of investing in shares is also subject to a 0% rate of IOF/Exchange.

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

If you are a U.S. Holder, dividends paid to you with respect to your shares or ADS will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Brazilian tax withheld on dividends may be credited against your U.S. federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. The rules governing foreign tax credits and deductions for non-U.S. taxes are complex and recent changes to the foreign tax credit rules introduced additional requirements and limitations, therefore, you should consult your own tax advisor regarding the applicability of these rules in your particular circumstances.

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

If Brazilian tax is withheld on the sale or other disposition of a share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a share or ADS generally will be treated as United States source income or loss for United States foreign tax credit purposes. In the case of a disposition of a share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or share, as the case may be, that is not registered pursuant to Resolution No. 4,373, on which a Brazilian capital gains tax is imposed), the U.S. Holder is likely not to be able to claim a foreign tax credit for that Brazilian tax. The U.S. foreign tax credit rules are complex and recent changes to the foreign tax credit rules introduced additional requirements and limitations. U.S. Holders should consult their own advisors with respect to the application of these rules to their particular circumstances, including whether they can take a deduction in lieu of claiming a foreign tax credit.

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

ITEM 10F.Dividends and Paying Agents

Not applicable.

ITEM 10G.Statement by Experts

Not applicable.

ITEM 10H.Documents on Display

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

ITEM 10I.Subsidiary Information

Not applicable.

ITEM 10J.Annual Report to Security Holders

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

Interest Rate Risks

As of December 31, 2022, our total indebtedness was R$59.1 billion, of which 88.69%, or R$52.4 billion, was related to variable interest rates. Our debts are mainly indexed to the following interest rates: (i) CDI/SELIC (37.57% of our indebtedness), (ii) TJLP (2.54% of our indebtedness) and (iii) USD index (0.60% of our indebtedness).

As of December 31, 2021, our total indebtedness was R$44.0 billion, of which 84.46%, or R$37.2 billion, was related to variable interest rates. Our debts are mainly indexed to the following interest rates: (i) CDI/SELIC (42.72% of our indebtedness), (ii) TJLP (11.74% of our indebtedness) and (iii) LIBOR (0.96% of our indebtedness).

Interest rate risk is associated with the possibility that we will have to account for losses due to fluctuations in market interest rates that could impact our financial statements by increasing financial expenses related to foreign funding agreements, which used to be mainly linked to LIBOR.

However, the LIBOR is being fully phased out in 2023. We have transitioned the majority of our LIBOR exposure to SOFR.

We monitor our exposure to the floating rates and have entered into derivative contracts to minimize this exposure in accordance with our financial hedge policy. Usually, we used the probable quotation of the U.S. dollar to convert the effect on the result of the risks linked to the fluctuations in the floating rate oscillation into Brazilian reais. See “Item 3D. Key Information—Risk Factors—Risks Relating to Brazil—The volatility of the Brazilian real and of the inflation rates may impact our operations and cashflows.”

Exchange Rate Risks

This risk arises from the possibility of having our economic-financial statements impacted by fluctuations in exchange rates. We are exposed to financial risks that cause volatility in our results and cash flow. We also have exposure between assets and liabilities indexed to foreign currency, especially to the U.S. dollar.

As of December 31, 2022, 12.76% of our total consolidated indebtedness of R$59.1 billion was denominated in foreign currencies. As of December 31, 2022, 12.36% of our total consolidated indebtedness was denominated in U.S. dollars.

As of December 31, 2021, 18.90% of our total consolidated indebtedness of R$44.0 billion was denominated in foreign currencies. As of December 31, 2021, 18.31% of our total consolidated indebtedness was denominated in U.S. dollars.

As of December 31, 2020, 24.38% of our total consolidated indebtedness of R$47.0 billion was denominated in foreign currencies. As of December 31, 2020, 23.72% of our total consolidated indebtedness was denominated in U.S. dollars.

Although our balance sheet position shows consolidated liability exposure to the U.S. dollar, when we consider the effect on our cash flows, especially in the short term, our consolidated position shows that the disbursement profile of the liabilities is more extensive and concentrated than for our assets. This is due to the fact that a large part of the disbursement of the liabilities on the balance sheet is related to the payment of the outstanding bonds, in amounts corresponding to U.S.$500 million and U.S.$750 million, maturing, respectively, in 2025 and 2030. Accordingly, of the total liabilities of U.S.$1.45 billion that make up our foreign exchange exposure in our balance sheet, U.S.$1.26 billion, or 86.90%, is concentrated on two specific dates in connection with the bullet repayments of the bonds mentioned above.

Financial Hedge Policy

In order to hedge against financial risks, we have a financial hedge policy. Its objective is to monitor and mitigate the exposure to market variables that impact our assets and liabilities, reducing the effects of undesirable fluctuations of these variables on our financial statements and cash flows.

In order to hedge against financial risks, our Board of Executive Officers approved an updated hedging policy on November 26, 2020, which focuses on structural solutions and prioritizes certain exposures.

We also analyze other types of financial instruments, such as derivatives, used solely to protect those assets and liabilities with potential mismatches, and which cannot constitute financial leverage or third parties lending operation.

In respect of floating rates to which we are exposed, in line with our financial hedge policy we perform ongoing assessments of the risks of existing interest rates to determine the need to enter into new hedging transactions to mitigate the risks that we deem relevant. In terms of exchange rate risks, over the years we have prioritized structural solutions to mitigate the risk through foreign currency funding, thus substantially reducing the exchange rate risk to which we were exposed. As a result, our main focus has been on having certain cash flows denominated in foreign currencies. We permanently assess the need to enter into hedging operations to mitigate the exchange rate risks that we deem relevant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A. Debt Securities

Not applicable.

ITEM 12B. Warrants and Rights

Not applicable.

ITEM 12C. Other Securities

Not applicable.

ITEM 12D. American Depositary Shares

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

Depositary reimbursements

In accordance with the deposit agreement entered between the depositary and us, the depositary reimburses us for certain expenses we incur in connection with the ADR programs and other expenses, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. The depositary also agreed to make an additional reimbursement annually based on the issuance and cancellation fees, dividend fees and depositary service fees charged by the depositary to our ADS holders. Accordingly, for the year ended December 31, 2022, Citibank N.A. reimbursed us U.S.$1.2 billion.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)Disclosure Controls and Procedures

We carried out an evaluation under the supervision of, and with participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15e, as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2022, and that the design and operation of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because material weaknesses in the current operation of our internal control over financial reporting were identified, as described below.

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, using the criteria described in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was not effective because material weaknesses existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis.

Despite the improvements identified during the evaluation of internal control processes with respect to the decrease in the number of new gaps identified, we did not maintain, in some material aspects, effective internal controls over financial reporting as of December 31, 2022, because deficiencies in internal controls over financial reporting existed as of that date related to: an effective control environment and monitoring of controls, which led to control deficiencies not being remediated in a timely manner and failure to design and maintain controls in response to risks of material misstatement related to business processes in scope, including period end financial reporting controls related to review and approval of impairment calculations; review and approval of ERP transactions that could lead to non-authorized manual journal entries; and completeness and accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes.

Remediation of Material Weaknesses

A structured response to remediate material weaknesses identified in the 2022 cycle is already in place and consists mainly of:

Regarding control environment a methodology to ascertain the design and effectiveness of internal controls is being implemented. It is based on the implementation of risks and controls’ self-assessment routines that will be performed by control owners and corresponding management. These routines will be executed through SAP GRC - Process Control that will allow management to conduct a better monitoring of the execution of controls, by submitting them to review and sign-off from responsible parties up to the Chief Financial Officer and Chief Executive Officer. For this material weakness, we will also develop an effective schedule for the definition, validation, and assertive execution of action plans, as well as periodic monitoring by senior management, to ensure timely and effective remedies of deficiencies. As such, we will carry out optimization and standardization of controls to identify opportunities for improvement, complying with best practices. For deficiencies related to impairment calculations, we intend to analyze the best practices for improving the calculation methods used, as well as strengthen management review controls that allow for the identification of flaws in the model, data and applicability of the assumptions used in the impairment tests; manual entries, we intend to carry out a review of the manual entry rules, in addition to improving the technological tool (SAP), to ensure the adequate monitoring, review, and approval of such transactions; and judicial deposits and lawsuits, we intend to carry out a review of the completeness of lawsuits and judicial deposits, to secure a complete and accurate database, in addition to improving the technological tool recently implemented, to ensure more accurate information and controls on ongoing legal proceedings and changes in the decisions and amounts involved. Additionally, we intend to perform a review and standardization of the related controls with the objective of assuring greater accuracy and timing of information related to the provisions.

(c)Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PWC, our independent registered public accounting firm. Their audit report is included in our Consolidated Financial Statements included in this Form 20-F.

(d)Changes in internal control over financial reporting

There were no changes in internal control over financial reporting identified in the evaluation for the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors has determined that both Mr. Luiz Carlos Nannini (an external member of our Audit and Risks Committee) and Mr. Jerônimo Antunes (member and coordinator of our Audit and Risks Committee and member of the Board of Directors) are “audit committee financial experts” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our Audit and Risks Committee, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Committees—Audit and Risks Committee.”

ITEM 16B. Code Of Ethics

The Code of Conduct is the main document to guide the actions of our group as it sets out and reinforces the commitments that we assume with our customers. The Code of Conduct is applicable to all of our employees, including members of the Board of Directors, third-parties, interns and trainees. Each new version of the Code of Conduct is available to each member of our workforce, and a signature of a declaration or term of acceptance is required.

Determined to act on the four pillars of governance—transparency, equity, accountability and corporate responsibility—we have been reshaping ourselves to face the new challenges that lie ahead.

2022 was marked by a period of intense changes for us as we were subject to a Privatization process which required a series of adjustments to our business strategies as well as in our internal procedures but which also created opportunities for improvements while maintaining the good practices already adopted.

In that regard, a broad review of this document was accomplished, which guides our ethical, and transparent conduct, of our employees and all of those who relate to us through the ethical principles and commitments of conduct.

Developed by an internal multidisciplinary team, the new version expanded the scope of the ethics and integrity focus by introducing the ESG (environmental, social and governance) perspective to the document in line with the sustainability principles adopted by us - people, planet, governance and prosperity, and our commitments with the sustainable development agenda to achieve the nine Sustainable Development Goals of the Global Compact- SDGs prioritized in our business strategy.

The Code of Conduct reiterates our commitment to compliance with the local legislation and of that of the countries where we operate, with the Brazilian constitutional principles and with the international treaties to which Brazil is a signatory, by adopting guidelines that meet the regulations related to ethics and integrity such as:

•	Law No. 12,846/2013 (Brazilian Anti-Corruption Law) and Regulatory Decree No. 11.129/2022
•	FCPA (U.S. Foreign Corrupt Practices Act)
•	Law No. 12,529/2011 (Brazilian Anti-Trust Law)
•	Law No. 12,813/2013 (Brazilian Conflicts of Interest Law)

Following the internalization of an ethical culture, in addition to annual training that addresses the themes contained in the Code, and awareness-raising actions through the dissemination of booklets and educational videos, we held the annual event “Integrity and Ethical Week” in honor of International Anti-Corruption Day (December 9) with a series of training and awareness actions for staff as well as for external partners. Since 2020, the event has been held in online format and jointly by our companies. Daily lectures were held on topics such as: behavioral aspect in the prevention of corruption, tools and good compliance practices recognized in the market, unfolding of the commitments of our Code of Conduct, as well as initiatives of the Global Compact in the challenge of fighting corruption. We won the Pro-Ethical Company Seal 2021/22.

Through the Whistleblowing Channel, launched in 2017, anyone can report violations or suspected violations of the Code of Conduct of our companies, the Corporate Integrity Program (Compliance) and anti-corruption laws through a centralized unified channel for our companies operated by an independent and specialized third party. The anonymity and confidentiality of the complaints are ensured, as well as non-retaliation to the whistleblower as stated in the Code of Conduct.

In July 2021, the external and independent Whistleblowing Channel of our companies started to be operated by Deloitte Touche Tohmatsu. In 2020 and 2021, the CEE received two requests for verification of ethical transgression, both involving violation of our Code of Conduct by employees.

Since 2020, 1049 complaints were received in our Whistleblowing Channel (378 in 2020; 377 in 2021; and 294 in 2022. Neither Eletronuclear nor Itaipu complaints are included in the 2022 records but they are included in the other years. In 2022, 248 of the 294 complaints received were concluded as of December 31, 2022.

In the pursuit of continuous development, we have been implementing improvements in the macro process, as well as we have in place the further policies: Compliance Program Policy (Regulamento do Programa de Compliance), Consequences Policy of the Eletrobras Companies (Política de Consequências), the Third Party Integrity Evaluation Policy (Regulamento de Avaliação de Integridade de Terceiros), the Compliance Monitoring Program Policy (Regulamento de Monitoramento do Programa de Compliance), the Social Responsibility Policy (Política de Responsabilidade Social), the Communication and Engagement Policy (Política de Comunicação e Engajamento), Sponsorship Policy (Política de Patrocínios), P&D Policy (Política de P&D) and the SPE Manual (Manual de SPE).

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services provided to us by PwC during the years ended December 31, 2022 and 2021.

	2022	2021

	(R$)
Audit Fees	32,054,421.03	23,348,180.26
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	32,054,421.03	23,348,180.26

The accountant services provided to us during the years ended December 31, 2022, 2021 and 2020 were:

(i.a) regular independent audit services, on the individual and consolidated financial statements, prepared in accordance with the accounting practices adopted in Brazil, established by the Comitê de Pronunciamentos Contábeis (the “CPC”) No underlining for the defined term and the CVM, and with the international standards, established by IASB and the SEC, for the years ended December 31,  2020, 2021 and 2022; (i.) the review of the quarterly financial information, referring to the three-month periods ended March 31,  2020, 2021 and 2022, the six-month period ended June 30, 2020, 2021 and 2022 and the nine-month period ended September 30, 2020, 2021 and 2022, prepared in accordance with CPC 21 (R1) - Demonstração Intermediária and IAS 34 - Interim Financial Reporting, issued by IASB; and (ii) review of the fiscal and tax procedures, the examination of the financial statements and complementary information required by the ANEEL, CVM and financial institutions (e.g. BIRD/BID), diagnosis of the cybersecurity maturity, issuance of special reports and documents resulting from the services provided, in addition to the examination of internal controls according to IBRACON standards and the North American Sarbanes-Oxley Act of 2002, with the issuance of the required reports.

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

The Board of Directors relies on the support of the statutory Audit and Risks Committee. The committee was authorized in May 2017 and commenced operations as a statutory committee on May 18, 2018. Its operating rules are established under our bylaws and other applicable laws. Its purpose is to advise the Board of Directors on the fulfillment of its responsibilities and guide our senior management, including by limiting the analysis and issuance of recommendations on risks and strategies to be adopted by us, concerning internal controls, auditing and management, to ensure greater efficiency and quality in matters related to its area of operation. The statutory Audit and Risks Committee also provides support to the Boards of Directors of our main subsidiaries. The statutory Audit and Risks Committee, which is permanent, consists of at least three members and a maximum of five members, and observes the conditions imposed by applicable national and foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the SEC and the NYSE applicable to us. Our statutory Audit and Risks Committee has internal regulations.

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

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Please see our consolidated financial statements beginning on page F-1.  In 2020, 2021 and 2022, none of our affiliated entities was a significant entity under Rule 3-09 of Regulation S.

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

3.2

Bylaws of Centrais Elétricas Brasileiras S.A. – Eletrobras (English translation), amended on February 22, 2022, incorporated herein by reference to our Form 6-K/A filed on March 14, 2022, file No. 001-34129

3.2

Bylaws of Centrais Elétricas Brasileiras S.A. – Eletrobras (English translation), amended on April 17, 2023, incorporated herein by reference to our Form 6-K/A filed on March 9, 2023, file No. 001-34129;

4.1	Itaipu Treaty signed by Brazil and Paraguay—Law No. 5,899 of July 5, 1973, incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129;

4.2	English language summary of the Eletronuclear Investment Agreement entered into between us and ENBPar on April 22, 2022;

8.1	List of subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

13.1	Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

13.2	Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

23.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Schema Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.—ELETROBRAS

April 20, 2023	By:	/s/ Wilson Ferreira Junior
		Name:	Wilson Ferreira Junior
		Title:	Chief Executive Officer

	By:	/s/ Elvira Baracuhy Cavalcanti Presta
		Name:	Elvira Baracuhy Cavalcanti Presta
		Title:	Chief Financial Officer and Chief Investor Relations Officer

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.—ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2022.

Contents

Report of Independent Registered Public Accounting Firm of Centrais Elétricas Brasileiras S.A. dated April 20, 2023 (PWC - Rio de Janeiro, RJ – Brazil) (PCAOB 1351)	F-2
Consolidated balance sheets as of December 31, 2022 and 2021	F-7
Consolidated statement of income for the years ending December 2022, 2021 and 2020	F-9
Consolidated statement of shareholders equity as of December 31, 2022, 2021 and 2020	F-10
Consolidated statement of comprehensive income for the years ending December 31, 2022, 2021 and 2020	F-11
Consolidated statement of cash flows for the years ending December 31, 2022, 2021 and 2020	F-12
Notes to the consolidated financial statements	F-14

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Centrais Elétricas Brasileiras S.A. - Eletrobras

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Centrais Elétricas Brasileiras S.A. – Eletrobras and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of profit and loss, comprehensive income and loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the Company  did not design and maintain an effective control environment and monitoring of controls, which led to control deficiencies not remediated in a timely manner and failure to design and maintain controls in response to risks of material misstatement related to business processes in scope, including period end financial reporting controls related to review and approval of impairment calculations; review and approval of ERP transactions that could lead to non-authorized manual journal entries; and completeness and accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

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

Net working capital of Subsidiaries and Affiliates

As discussed in Note 20.7 to the consolidated financial statements, the direct subsidiary Centrais Elétricas do Norte do Brasil S.A. - Eletronorte, the indirect subsidiary Madeira Energia S.A.  and the affiliates Norte Energia S.A., Teles Pires Participações S.A., Paulista Lajeado S.A., Enerpeixe S.A., Vamcruz I Participações S.A., Chapecoense and Foz do Chapecó Energia S.A. present negative working capital at December 31, 2022. The circumstances of the investees demonstrate the need to maintain financial support from third parties, the Company and/ or other shareholders.

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

Litigation Contingencies

As described in Note 34 to the consolidated financial statements, the Company recognized liabilities in the consolidated financial statements in total amount of R$ 33,332 million for the resolution of pending litigation when management determines that a loss is probable and the amount of the loss can be reasonably estimated for all litigation contingencies, including civil claims related to the compulsory loans contingency, which amounted to R$ 24,424 million. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing information available, (i) management concludes that is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters.  In addition, the provision for compulsory loans involves significant judgement related to: (i) difference in the base value resulting from the monetary restatement criteria, (ii) compensatory interest; and (iii) application of default interest. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is possible that a loss may be incurred.

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

Assessment of Impairment for fixed assets, intangible and investments in affiliates

As described in Notes 23, 21, 22 and 20 to the consolidated financial statements, the Company’s consolidated fixed assets, intangible assets and investments accounted for-by the equity method balance amounted to R$ 34,740 million, R$ 79,981 million  and R$ 32,224  million, respectively, at December 31, 2022. Management evaluates impairment indicators for fixed assets, intangibles and investments in affiliates. When impairment indicators are identified, management compares the carrying value of an asset, or a cash-generating unit (CGU), with its recoverable amount. An impairment charge is recognized when the carrying value exceeds the recoverable amount, estimated by management using a discounted cash flow model (value in use). Management’s cash flow projections for fixed assets, intangible and investments in affiliates tested includes significant assumptions relating to growth prospects for the Brazilian economy, discount rate, projected revenues and expenditures by CGU.

The principal considerations for our determination that performing procedures relating to the impairment assessment for fixed assets and investments in associate companies is a critical audit matter is based on the fact that there was significant judgment by management when developing the value in use measurement of each asset or CGU. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant judgments and assumptions including revenue growth rates, projected operating income and the discount rate. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified related to impairment calculations. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

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

Contractual transmission assets - Measurement

As described in Note 16 to the consolidated financial statements, the Company’s consolidated contractual transmission assets, including the Basic Network of the Existing System (RBSE), balances were R$ 61,052 million at December 31, 2022. The measurement of these assets is based on significant judgment for the determination of the remuneration rate that represents the financial component embedded in the future cash flows to be received, projected profit margins for the performance obligations, the allowed annual revenue established in the contracts, the expected amount of investments and costs to be made in the concession contracts.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, testing the effectiveness of controls relating to the completeness and accuracy for determining the contractual transmission assets; evaluating the change in accounting policy and the appropriateness of the remuneration rate used and the profit margin; testing the completeness, accuracy, and relevance of underlying data used in the cash flows; and evaluating the significant assumptions used by management, including the remuneration rate, the projected contract margin, the allowed annual revenue established in the contracts, the expected amount of investments and costs to be made in the concession contracts.

Post-employment benefits

As described in Note 33 to the consolidated financial statements, the Company’s consolidated post-employment benefits balances were R$ 5,194 million at December 31, 2022. Post-employment benefits are recognized for employees and former employees who are entitled to such benefits. The plans have "defined benefit", “variable contribution” and “settled benefit" characteristics and generate significant liabilities, net of plan assets. Obligation calculations are carried out with the support of an independent actuary and consider actuarial assumptions that include the discount rate, expected salary increase, mortality, among others, applied to the total beneficiary base of the referred plans.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, testing the effectiveness of controls relating to the completeness and accuracy for developing a reliable estimate and identification of post-employment benefits; evaluating the appropriateness of the main criteria for determining the individual reserve of selected participants; testing the consistency of the participants' data used by the actuary responsible for the actuarial calculation; and evaluating the significant actuarial assumptions used by management and the assumptions adopted by the actuary, including the participant's life expectancy, average retirement age and inflation. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s assumptions and reperformance the calculation.

Business Combination

As described in Note 2.3 and 20.2 to the consolidated financial statements, the Company completed the acquisition of the control of Madeira Energia S.A., through its subsidiary Furnas Centrais Elétricas in July 2022 for total consideration of R$ 1,582 million. Despite the net value of assets acquired, the Company recognized provisions for losses, as the value related to the asset was considered partially unrecoverable. Management applied significant judgment in estimating the fair value of assets acquired and liabilities assumed, as well as the recoverability of the net assets, and significant estimates and assumptions relating to discount rate, revenues projected and purchase price alocattion of assets and liabilities.

The principal considerations for our determination that performing procedures relating to Business Combination is a critical audit matter are (i) there was a high degree of auditor subjectivity in applying our procedures relating to the fair value measurement of assets and liabilities; (ii) significant audit effort was required in assessing the significant estimates and assumptions relating to discount rate, revenues projected and purchase price alocattion of assets and liabilities(iii) professionals with specialized skill and knowledge were used to assist in performing these procedures and evaluating the audit evidence.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included,       testing the effectiveness of controls relating to the completeness and accuracy of the identification, evaluation, measurement and disclosure of the business combination. These procedures also included, among others; (i) reading the main documents related to the acquisition; (ii) assessing the objectivity, independence and competence of external specialists engaged by management to prepare the valuation reports; and (iii) testing management’s processes to evaluate the appropriateness of the valuation methods and the reasonableness of the assumptions used for the purposes of estimating the fair values. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of significant assumptions with respect to discount rate, revenues projected added value from assets and liabilities.

Recognition of intangible assets - New concession contracts

As described in Note 1.2.1 and 22 to the consolidated financial statements, on June 17, 2022, the Company, through its subsidiaries, entered into new electricity generation concession agreements to replace the existing concession agreements for plants contemplated by Law 14,182/2021 in the total amount of R$75,021 million.

The principal considerations for our determination that performing procedures relating to new concession contracts is a critical audit matter are that there was a significant audit effort necessary in performing procedures and evaluating evidence related to these assets recognition, which depends on management’s judgement on the definition of the items to be capitalized as part of the acquisition cost in the recognition of the intangible asset of these new concession contracts, analysis of the amounts that were written off, the accounting treatment of the indeminifaction received for some assets and the amortization criteria of intangible.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process related to the identification, evaluation, measurement and disclosure of unusual transactions. These procedures also included, among other (i) reading the concession contracts, laws and regulations associated with the process of obtaining new concession contracts, as well as discussing with management the main aspects of measurement and recognition of these new contracts; (ii) inspection the payment of granting bonuses and comparison of the amounts with the law and regulations; (iii) assessing the treatment for indemnification of some of the assets; (iv) recalculation of obligation to pay commitments required by Law 14,182/2021; and (v) testing amortization criteria of these intangible assets.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, Brazil

April 20, 2023

We have served as the Company's auditor since 2019.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

BALANCE SHEET AS OF DECEMBER 31, 2022 AND 2021

(in thousands of BRL)

ASSETS	NOTE	12/31/2022	12/31/2021

CURRENT
Cash and cash equivalents	6	10,739,126	192,659
Restricted cash	7	3,098,401	2,710,165
Marketable Securities	8	12,193,654	15,475,205
Accounts Receivable, net	9	4,794,924	5,094,976
Contractual transmission assets	16	9,349,126	7,356,356
Financial assets - Concessions and Itaipu	17	389,438	—
Financing and loans	10	692,839	1,251,766
Dividends receivables	12	707,875	443,142
Recoverable Taxes	13	1,135,913	755,906
Income tax and social contribution	14	1,749,225	1,487,777
Reimbursement rights	15	827,490	768,848
Inventory		429,310	627,573
Nuclear fuel inventory		—	487,895
Derivative financial instruments	43	501,355	690,333
Others		2,326,092	2,014,705
		48,934,768	39,357,306

Assets held for sale	46	688,359	387,690
		49,623,127	39,744,996

NON-CURRENT
LONG TERM PERFORMANCE
Restricted cash	7	1,300,583	694,828
Reimbursement rights	15	2,124,907	5,627,386
Financing and loans	10	328,806	4,591,761
Accounts Receivable, net	9	703,055	993,080
Amounts Receivable - ENBpar	11	1,223,316	—
Marketable Securities	8	417,648	398,648
Nuclear fuel inventory		—	1,490,820
Recoverable taxes	13	439,196	449,258
Income tax and social contribution	14	3,541,162	1,500,987
Guarantees and restrict deposits	18	8,558,013	8,247,485
Contractual transmission assets	16	51,703,084	52,158,612
Financial assets - Concessions and Itaipu	17	—	2,601,027
Derivative financial instruments	43	485,507	653,022
Advances for future capital increase	19	—	—
Decommissioning Fund		—	2,055,713
Others		1,063,250	1,087,508
		71,888,527	82,550,135

INVESTMENTS	20
Accounted for-by the equity method		32,224,264	25,769,172
Maintained at fair value		1,761,258	1,878,609
		33,985,522	27,647,781

FIXED ASSETS	21	34,739,705	33,367,981

INTANGIBLE ASSETS	22	79,980,581	4,992,176

		220,594,335	148,558,073

TOTAL ASSETS		270,217,462	188,303,069

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

BALANCE SHEET ON DECEMBER 31, 2022 AND 2021

(in thousands of BRL)

LIABILITIES AND EQUITY	NOTE	12/31/2022	12/31/2021

CURRENT
Loans, financing and debentures	26	7,524,770	8,234,753
Compulsory loan	28	1,289,602	1,216,335
Suppliers	24	3,517,173	4,031,532
Advances from clients	25	1,653,122	1,460,455
Taxes payable	29	1,271,700	804,485
Income tax and social contributions	14	—	19,624
Shareholder Compensation	31	924,644	1,406,891
Financial liabilities - Concessions and Itaipu	17	—	578,626
Payroll	33.2	2,318,554	1,602,947
Reimbursement Obligations	15	1,912,423	859,003
Post-employment benefit	33.1	246,437	233,304
Provisions for Litigation and Contingent Liabilities	34	2,709,161	2,267,649
Regulatory fees	30	996,610	542,913
Obligations of Law 14,182/2021	35	1,472,662	—
Leases	27	224,319	209,774
Others		209,251	246,700
		26,270,428	23,714,991

Liabilities associated with assets held for sale	46	170,448	168,381
		26,440,876	23,883,372

NON-CURRENT
Loans, financing and debentures	26	51,581,752	35,780,892
Suppliers	24	—	16,555
Advances from clients	25	213,921	186,348
Asset decomission obligation		—	3,268,301
Provisions for Litigation and Contingent Liabilities	34	30,623,558	31,142,222
Post-employment benefit	33.1	4,947,234	5,851,502
Obligations of Law 14,182/2021	35	35,186,792	—
Provision for overdue liabilities		—	708,516
Provision for onerous contracts	32	209,099	428,164
Leases	27	528,849	693,710
Concessions payable - use of public property		372,420	81,655
Advances for future capital increase	19	86,919	77,336
Regulatory fees	30	464,358	649,341
Taxes payable	29	723,716	260,612
Deferred income tax and social contribution	14	6,294,347	7,244,737
Others		1,514,985	1,613,042
		132,747,950	88,002,933

EQUITY	37
Capital stock	37	69,705,554	39,057,271
Capital reserves		13,867,170	13,867,170
Profit reserves		33,910,233	30,890,165
Other comprehensive income accumulated		(6,978,161)	(7,693,402)
Participation of controlling shareholders		110,504,796	76,121,204

Participation of non-controlling shareholders		523,840	295,560

TOTAL SHAREHOLDERS 'EQUITY		111,028,636	76,416,764

TOTAL LIABILITIES AND EQUITY		270,217,462	188,303,069

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

STATEMENT OF INCOME FOR YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(in thousands of BRL)

				12/31/2021		12/31/2020
	NOTE	12/31/2022		(Reclassified)		(Reclassified)
CONTINUING OPERATIONS
Net operating revenue	39		34,074,233		34,626,834		25,400,936

Operating expenses			(29,275,307)		(29,702,291)		(23,423,052)

Regulatory remeasurements - Transmission contracts			365,178		4,858,744		4,228,338

OPERATING INCOME BEFORE FINANCIAL RESULT			5,164,104		9,783,287		6,206,221

FINANCIAL RESULT	41		(4,373,595)		(1,441,954)		(1,322,815)

PROFIT BEFORE RESULTS OF EQUITY, INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS			790,509		8,341,333		4,883,406

RESULTS OF EQUITY METHOD INVESTMENTS			2,369,777		1,507,418		1,744,672

OTHER REVENUE AND EXPENDITURE	42		186,924		1,210,754		16,134

PROFIT BEFORE TAXES			3,347,210		11,059,505		6,644,212

Current income tax and social contribution	14		(1,630,034)		(1,437,671)		(2,231,986)
Deferred income tax and social contribution	14		934,421		(3,822,971)		1,853,128
TOTAL EXPENSES TAXES AND SOCIAL CONTRIBUTIONS			(695,613)		(5,260,642)		(378,858)

NET INCOME FOR YEAR OF CONTINUING OPERATIONS			2,651,597		5,798,863		6,265,354

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY			2,648,592		5,731,106		6,143,014
AMOUNT ATTRIBUTED TO NON-CONTROLING SHAREHOLDERS			3,005		67,757		122,340

DISCONTINUED OPERATIONS	47

NET PROFIT (LOSS) FROM DISCONTINUED OPERATION			986,785		(85,230)		121,960

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY			986,785		(84,965)		195,674
AMOUNT ATTRIBUTED TO NON-CONTROLING INTERESTS			—		(265)		(73,714)

NET INCOME FOR THE YEAR			3,638,382		5,713,633		6,387,314

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY			3,635,377		5,646,141		6,338,688
AMOUNT ATTRIBUTED TO NON-CONTROLING INTERESTS			3,005		67,492		48,626

EARNINGS PER SHARE	38

Profit basic per share - (ON)		R$	1.82	R$	3.54	R$	4.06
Profit basic per share - (PN)		R$	2.00	R$	3.89	R$	4.47
Profit diluted per share - (ON)		R$	1.80	R$	3.48	R$	4.00
Profit diluted per share - (PN)		R$	1.98	R$	3.82	R$	4.41

Continuing Operations
Profit basic per share - (ON)		R$	1.33	R$	3.59	R$	3.94
Profit basic per share - (PN)		R$	1.46	R$	3.95	R$	4.33
Profit diluted per share - (ON)		R$	1.31	R$	3.53	R$	3.88
Profit diluted per share - (PN)		R$	1.44	R$	3.88	R$	4.27

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2022, 2021 AND 2020

(in thousands of BRL)

				PROFIT RESERVES
		ADVANCES					SPECIAL		ACCUMULATED		EQUITY ATTRIBUTABLE
	CAPITAL	FOR FUTURE	CAPITAL		PROFIT		RESERVE	STATUTORY -	PROFIT /	OTHER COMPREHENSIVE	TO OWNERS OF THE	NON-CONTROLLING	TOTAL
	STOCK	CAPITAL INCREASE	RESERVES	LEGAL	RETENTION	STATUTORY	DIVIDENDS	INVESTMENTS	LOSSES	INCOME	COMPANY	INTEREST	EQUITY
On December 31, 2019	31,305,331	7,751,940	13,867,170	1,369,270	7,956,294	289,977	2,291,889	11,979,751	201,752	(6,311,330)	70,702,043	457,221	71,159,264
Capital increase	7,751,940	(7,751,940)	—	—	—	—	—	—	—	—	—	—	—
Accumulated conversion adjustments	—	—	—	—	—	—	—	—	—	58,302	58,302	—	58,302
Post-employment Benefit Adjustment	—	—	—	—	—	—	—	—	—	(222,164)	(222,164)	—	(222,164)
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	—	—	—	63,584	63,584	—	63,584
Deferred Income tax and social contribution over OCI	—	—	—	—	—	—	—	—	—	(21,619)	(21,619)	—	(21,619)
Adjustment of Controlled / Associated Companies	—	—	—	—	—	—	—	—	(16,472)	(1,921,240)	(1,937,712)	(232,859)	(2,170,571)
Financial Instruments - Hedge	—	—	—	—	—	—	—	—	—	279	279	—	279
Remuneration to Shareholders Unclaimed - Prescribed	—	—	—	—	—	—	—	—	4,044	—	4,044	—	4,044
Net income for the year	—	—	—	—	—	—	—	—	6,338,688	—	6,338,688	48,625	6,387,313
Constitution of reserves	—	—	—	316,934	1,471,208	63,387	—	3,169,344	(5,020,873)	—	—	—	—
Dividends proposed	—	—	—	—	—	—	—	—	(1,507,139)	—	(1,507,139)	—	(1,507,139)
On December 31, 2020	39,057,271	—	13,867,170	1,686,204	9,427,502	353,364	2,291,889	15,149,095	—	(8,354,188)	73,478,307	272,987	73,751,294
Accumulated conversion adjustments	—	—	—	—	—	—	—	—	—	19,190	19,190	—	19,190
Post-employment benefit adjustment	—	—	—	—	—	—	—	—	—	211,030	211,030	—	211,030
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	—	—	—	(237,372)	(237,372)	—	(237,372)
Deferred Income tax and social contribution over OCI	—	—	—	—	—	—	—	—	—	80,706	80,706	—	80,706
Adjustment of Controlled / Associated Companies	—	—	—	—	—	—	—	—	(31,183)	587,232	556,049	(44,919)	511,130
Net income for the year	—	—	—	—	—	—	—	—	5,646,141	—	5,646,141	67,492	5,713,633
Constitution of reserves	—	—	—	282,307	1,112,161	56,461	—	2,823,071	(4,274,000)	—	—	—	—
Proposed dividends	—	—	—	—	—	—	—	—	(1,340,958)	—	(1,340,958)	—	(1,340,958)
Approval of the additional dividend by the AGO	—	—	—	—	—	—	(2,291,889)	—	—	—	(2,291,889)	—	(2,291,889)
On December 31, 2021	39,057,271	—	13,867,170	1,968,511	10,539,663	409,825	—	17,972,166	—	(7,693,402)	76,121,204	295,560	76,416,764
Capital Increase	30,756,468	—		—	—	—	—	—	—	—	30,756,468	—	30,756,468
Expenses with shares issued	(108,185)	—	—	—	—	—	—	—	—	—	(108,185)	—	(108,185)
Accumulated conversion adjustments	—	—	—	—	—	—	—	—	—	(93,408)	(93,408)	—	(93,408)
Post-employment benefit adjustment	—	—	—	—	—	—	—	—	—	203,953	203,953	—	203,953
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	—	—	206,222	(418,901)	(212,679)	—	(212,679)
Deferred Income tax and social contribution over OCI	—	—	—	—	—	—	—	—	—	142,426	142,426	—	142,426
Adjustment of Controlled / Associated Companies	—	—		—	—	—	—	—	41,871	881,171	923,042	225,275	1,148,317
Net income for the year	—	—	—	—	—	—	—	—	3,635,377	—	3,635,377	3,005	3,638,382
Constitution of reserves	—	—	—	181,769	248,093	—	—	2,590,206	(3,020,068)	—	—	—	—
Proposed dividends	—	—	—	—	—	—	—	—	(863,402)	—	(863,402)	—	(863,402)
as of December 31, 2022	69,705,554	—	13,867,170	2,150,281	10,787,755	409,825	—	20,562,372	—	(6,978,161)	110,504,796	523,840	111,028,636

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

STATEMENT OF INCOME FOR THE FINANCIAL YEARS ENDED ON 31 DECEMBER 2022, 2021 AND 2020

(in thousands of BRL)

	12/31/2022	12/31/2021	12/31/2020

Net income for the year	3,638,382	5,713,633	6,387,313

Other components of the Comprehensive Income

Items that will not be reclassified to the result
Financial instruments at fair value through OCI	(374,425)	(243,443)	67,593
Deferred Income Tax/Social Contribution	142,426	79,621	(20,417)
Participation in the comprehensive income of subsidiaries, affiliates and jointly controlled companies	—	—	—
Actuarial gains or losses	660,673	1,154,355	(2,304,304)
Deferred Income Tax/Social Contribution on Net Income	(15,068)	(359,964)	161,210
	413,606	630,569	(2,095,918)
Items that may be reclassified to the result
Cumulative conversion adjustments	(102,497)	30,180	90,061
Cash flow hedge adjustment	(3,796)	—	279
Share in comprehensive income of subsidiaries, affiliates and jointly controlled companies	407,928	37	(37,279)
	301,635	30,217	53,061

Other components of comprehensive income for the year	715,241	660,786	(2,042,857)

Total comprehensive income for the year	4,353,623	6,374,419	4,344,456

Portion attributed to controlling shareholders	4,350,618	6,306,927	4,295,831
Non-controlling portion	3,005	67,492	48,625

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

CASH FLOW STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(In thousands of BRL)

	NOTE	12/31/2022	12/31/2021	31/12/2020
OPERATIONAL ACTIVITIES

Income before income tax and social contribution		4,333,995	10,974,275	6,766,172

Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	40	2,690,269	1,443,285	1,255,812
Net exchange and monetary changes	41	650,770	419,569	87,662
Financial charges	41	4,980,707	2,035,779	1,879,901
Result of equity method investees	20	(2,369,777)	(1,507,418)	(1,744,672)
Other Income and Expenses	42	(186,924)	(1,210,754)	(16,134)
Transmission revenues	39	(15,774,884)	(17,450,333)	(11,590,416)
Construction cost - transmission		1,671,307	1,312,861	928,643
Regulatory remeasurements - Transmission contracts		(365,178)	(4,858,744)	(4,228,338)
Operating provisions (reversals)	40	6,928,425	14,922,063	7,374,588
GSF Reimbursement	40	—	(4,265,889)	—
Financial instruments - derivatives		356,494	(725,826)	(332,017)
Others		1,751,340	1,875,163	304,489
		332,549	(8,010,243)	(6,080,482)

(Increases)/decreases in operating assets
Accounts Receivable, net		(408,364)	1,671,234	(1,535,453)
Marketable securities		2,264,059	(1,972,451)	(3,179,780)
Reimbursement right		537,338	(22,909)	76,487
Warehouse		—	(47,495)	42,906
Financial assets - Itaipu	17	499,071	605,581	746,673
Assets held for sale	46	—	—	2,314,709
Hydrological Risk		—	1,787	41,243
Others		(436,278)	1,579,997	116,177
		2,455,826	1,815,744	(1,377,038)
Increases / (decreases) in operating liabilities
Suppliers		233,911	39,894	589,136
Advances		104,964	—	(73,748)
Leases		—	—	402,881
Estimated Obligations		222,345	213,739	133,488
Reimbursement obligations		—	—	267,111
Regulatory fees		159,695	(82,459)	(26,627)
Liabilities associated with assets held for sale		—	—	(1,661,335)
Others		(382,451)	(41,755)	(884,919)
		338,464	129,419	(1,254,012)

Payment of interests		(3,211,343)	(2,176,135)	(1,370,739)
Receipt of allowed annual revenue - RAP		14,623,582	14,832,701	13,939,452
Receipt of financial charges		316,278	672,085	778,010
Payment of income tax and social contribution		(2,607,461)	(2,463,047)	(3,351,505)
Receipt of remuneration for investments in ownership interests		1,494,560	2,175,585	1,195,566
Supplementary social security		(469,943)	(383,424)	(300,732)
Payment of judicial contingencies	34.1	(4,222,504)	(6,228,610)	(3,247,582)
Securities and restricted deposits		(1,199,426)	(2,511,386)	(957,754)

Net cash from operating activities of continued operations		12,184,577	8,826,963	4,739,357
Net cash from (used in) operating activities of discontinued operations	4.6	(2,908,844)	(600,801)	388,005
Net cash of operating activities		9,275,733	8,226,163	5,127,362

FINANCING ACTIVITIES

Receipt for issuing shares		30,648,282	—	—
Loans and financing obtained/debentures obtained	26.1	8,500,000	4,828,697	9,157,888
Payment of loans and financing/debentures - principal		(6,734,696)	(8,175,960)	(12,454,128)
Payment of remuneration to shareholders		(1,490,058)	(3,747,606)	(2,593,945)
Payment of leases - principal	27	(721,074)	(571,829)	(528,691)
Others		44,746	(499,734)	(82,424)

Net cash used in financing activities of continuing operations		30,247,200	(8,166,432)	(6,501,301)
Net cash from (used in) financing activities of discontinued operations	4.6	(174,814)	2,105,924	950,066
Net cash provided by financing activities		30,072,386	(6,060,508)	(5,551,235)

INVESTMENT ACTIVITIES

Receipt of loans and financing		2,358,352	4,897,907	4,202,447
Full payment of share capital	1.2	—	—	—
Acquisition of fixed assets		(1,585,639)	(1,085,090)	(925,893)
Acquisition of intangible assets		(32,038,772)	(103,494)	(133,170)
Transmission infrastructure - contractual assets		(1,652,992)	(1,299,710)	(928,643)
Acquisition / capital injection in shareholdings		(254,498)	(274,354)	(68,169)
Advance granting for future capital increase		—	(2,447,464)	(1,208,961)
Disposal of investments in shareholdings		1,169,784	—	941,779
Net cash in business combination		180,191	—	—
Others		(57,832)	(443,738)	(166,492)

Net cash from (used in) investment activities of continuing operations		(31,881,406)	(755,943)	1,712,899
Net cash from (used in) investment activities of discontinued operations	4.6	3,079,754	(1,503,660)	(1,337,726)
Net cash provided by (used in) investment activities		(28,801,652)	(2,259,603)	375,173

Increase (decrease) in cash and cash equivalents		10,546,467	(93,948)	(48,700)

Cash and cash equivalents at the beginning of the fiscal year	6	192,659	286,607	335,307
Cash and cash equivalents at the end of the year	6	10,739,126	192,659	286,607
Increase (decrease) in cash and cash equivalents from discontinued operations	4.6	(3,904)	1,463	345
		10,546,467	(93,948)	(48,700)

CENTRAIS ELÉTRICAS BRASILEIRAS SA

Notes to the financial statements for the year ended December 31, 2022

(In thousands of BRL)

1. OPERATIONAL CONTEXT

Centrais Elétricas Brasileiras SA (Eletrobras or Company) is a public company, with its head office in Rio de Janeiro (RJ), registered with the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC), with stocks trading on the stock exchanges of São Paulo (B3), Madrid (LATIBEX) and New York (NYSE).

Eletrobras acts as a holding company, with direct and indirect interests in the capital of other companies dedicated primarily to electric power generation and transmission (see note 4) and also holds control of Eletrobras Participações SA (Eletropar) (collectively, the Company).  Eletrobras also holds direct equity participation in Rouar SA, in addition to direct and indirect interests in 73 Special Purpose Entities (SPEs).

Eletrobras is authorized, directly or through its subsidiaries, jointly controlled and affiliated companies, to associate, with or without resources, for the constitution of business consortia or participation in companies in Brazil and abroad, with or without control which are destined directly or indirectly for the exploration of the production, transmission or distribution of electric energy.

The time periods of the concessions of its controlled and jointly controlled companies in the generation and transmission segments are described in note 3.

The issuance of these financial statements was approved by the Board of Directors on March 13, 2023.

1.1 - Corporate restructuring

On July 12, 2021, Law No. 14,182/2021 was enacted, governing Eletrobras’ denationalization process and defining the conditions to be approved at its general shareholders meeting, which was held on February 22, 2022. The Company initiated its transformation process to fulfill the legal conditions defined in Eletrobras’ denationalization process. The corporate restructuring occurred in order to maintain under the direct or indirect control of the Union, certain companies, facilities, and interests held or managed by Eletrobras; specifically, Eletronuclear SA (“Eletronuclear”) and Itaipu Binacional (“Itaipu”) (“Corporate Restructuring”). On September 19, 2021, by means of Decree 10,791 the Empresa Brasileira de Participações em Energia Nuclear e Binacional (“ENBpar”) was created as a government company held exclusively by the Union which will maintain control of Eletronuclear as well as the Brazilian stake in Itaipu Binacional.

The Corporate Restructuring process occurred through the following components:

(a)	Eletronuclear:

Corporate control held by Eletrobras in Eletronuclear was transferred to ENBpar though the following transactions: (i) capital injection in the amount of R$ 3,500,000 made by ENBpar; (ii) payment of capital by Eletrobras, in the amount of R$ 6,232,330, shown on the table below; and (iii) accession by Eletrobras to the optional conversion program of common shares into preferred shares at a 1:1 ratio.

Payment of share capital in Eletronuclear
Completion of AFAC	3,665,521
Capitalization of dividends receivable	2,512,286
Contribution of cash and cash equivalents	54,523
Equity security investments	6,232,330

	ELETRONUCLEAR
	ORDINARY		PREFERENTIALS		TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	QUANTITY	%	QUANTITY	%
Eletrobras	37,651,030	99.98	10,528,730	99.85	48,179,760	99.95
Others	7,137	0.02	15,969	0.15	23,106	0.05
Total	37,658,167	100.00	10,544,699	100.00	48,202,866	100.00

After the corporate restructuring, the common shares held by Eletrobras changed from 99.98% to 35.90% and preferred shares changed to 99.99%, to 67.95%, as shown in the table below:

	ELETRONUCLEAR
	ORDINARY		PREFERENTIALS		TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	QUANTITY	%	QUANTITY	%
Eletrobras	79,488,850	35.90	221,396,243	99.99	300,885,093	67.95
ENBPar	141,916,224	64.10	—	0.00	141,916,224	32.04
Others	7,137	0.00	15,969	0.01	23,106	0.01
Total	221,412,211	100.00	221,412,212	100.00	442,824,423	100.00

Due to the loss of control, the assets, liabilities, and participation of non-controlling shareholders in Eletronuclear are no longer part of the Company’s consolidated balance. Due to the corporate interest held, Eletronuclear became an affiliate of Eletrobras. The remaining participation was recognized at fair value, in the investments line item.

(b)	Itaipu Binacional

Itaipu is a binational entity created and governed by the treaty signed on April 26, 1973 (approved by Legislative Decree No. 23/1973) between the Federative Republic of Brazil and the Republic of Paraguay.

Eletrobras acted as a vehicle for the Brazilian Government to acquire and market the hydroelectric power generated by the plant.

Pursuant to Law No. 14,182/2021 and Investment Partnerships Program Council (CPPI) Resolution No. 203/2021, as amended by CPPI Resolution No. 221/2021, the Company transferred all of its interest representing 50% of Itaipu’s capital to ENBpar for R$1,082,275, equivalent to US$208,262. The transfer was regulated by CPPI Resolution No. 221/2021 and the Equity Interest Transfer Agreement entered between Eletrobras and ENBpar.

Eletrobras will receive the consideration from ENBpar in 240 monthly installments, substantially adjusted at exchange variation plus 4.76% interest p.y..

The shareholding transfer impacted the Company’s result by R$896,658 as shown below:

Consideration for the transfer	1,082,275
Write-off of equity interest	(185,617)
Gain on transfer	896,658

The transfer of Eletronuclear and Itaipu to ENBpar reached requirements for discontinued operations, in accordance with IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operation, and as a result, Eletrobras recorded their result and cash flow as discontinued operations. Therefore, Eletrobras does not consider the effects of the consolidation of Eletronuclear, as it no longer has control of this investee. See note 4

1.2 - Capitalization of Eletrobras

In June 2022, Eletrobras concluded its public offering of shares, which consisted of the primary and secondary distribution of common shares issued by it, all registered, book-entry, without par value, free and clear of any liens or encumbrances, through B3, simultaneously in Brazil and abroad. The subscription price for each share was R$42.00 (US$8.63 in the form of ADSs which corresponds to the price per share converted into United States dollars (US$), including ADS issuance fees, based on the sale exchange rate (PTAX) disclosed by the Central Bank of Brazil). The total amount raised in the offering was R$30,756,468, sub-divided into the amounts below:

(a)	primary offering - 627,675,340 common shares in the amount of R$26,362,364 issued by the Company, including in the form of American Depositary Shares (ADS), represented by American Depositary Receipts (ADRs), being:
●	in Brazil, in an unorganized over-the-counter market, pursuant to CVM Instruction No. 400/2003, and other applicable legal and regulatory provisions, with efforts to place the shares abroad; and
●	abroad, by means of a public offering for the primary distribution of shares, in the form of ADSs, represented by ADRs, pursuant to the U.S. Securities Act of 1933, as amended.
(b)	secondary shares - 69,801,516 common shares totaling R$2,931,664 held by BNDESPAR, held in Brazil; and
(c)

in July 2022, the Company issued the overallotment shares, which consisted of 15% of the total shares initially offered, corresponding to a total of 104,621,528 shares representing the amount of R$4,394,104, as provided for in CVM Instruction No. 400/2003. With the issuance of the overallotment shares, the public offering carried out by Eletrobras comprised a final primary distribution of 732,296,868 common shares issued by the Company including in the form of ADSs and a final secondary distribution of 69,801,516 shares held by BNDES Participações S.A. – BNDESPAR.

No registration of the offer or shares was made, including in the form of ADSs, represented by ADRs, in any agency or regulatory body of the capital market of any other country, except in Brazil, with the CVM, and in the United States of America, with the SEC.

After the completion of the share offering, Eletrobras’ control was pulverized, becoming that of the private initiative. As of December 31, 2022, the Federal Government holds, directly and indirectly, 42.67% of common shares of compared to 72.33% as of December 31, 2021).

Thus, the process of public offering of shares, after issuing the overallotment shares, resulted in R$ 30,648,282 net of issuance expenses of cash being generated for Eletrobras, according to items (a) and (c) previously described, as shown below:

Subscription of shares	30,756,468
Expenses with shares issued	(108,186)
Impact on share capital	30,648,282

1.2.1 – New concession contracts

Law No. 14,182/2021 conditioned the privatization of Eletrobras on the execution of new electricity generation concession contracts, for thirty years, replacing the contracts in force, for hydroelectric plants:

a)	that have been extended under the terms of Law No. 12,783/2013 (quota plants); and
b)	Tucuruí, Sobradinho, Itumbiara, Curuá-Una, and Mascarenhas de Moraes.

The Company entered into new electricity generation concession agreements, see note 3. The new contracts enabled Eletrobras to change the exploration regime from the "quota" regime to the independent energy production regime ("PIE") under the terms of Law No. 9,074/1995, including the conditions for the extinction of grants, the seizure of facilities and indemnities.

The new contracts generated an increase in the Company’s intangible assets in the amount of R$75,021,259 (see note 22), originated by the right to exploit the hydraulic energy potentials through hydroelectric plants as well as the transmission facilities of restricted interest of these plants for a period of 30 years. In return for the right to exploit the electricity generation plants, the Company made payments to the Federal Government as a grant bonus, entered into payment commitments to the energy development account (CDE) and for the development of projects determined by Law No. 14,182/2021, as well as the credits for the acquisition of fuel and the indemnities of Tucuruí and Curuá-Una, as detailed below:

Grant bonus (a)	26,622,905
Obligations with CDE (b)	33,735,216
Obligations for the revitalisation of river basins (c)	6,693,921
Indemnities of the Tucuruí and Curuá-Una HPPs (d)	5,062,717
Reimbursement of fuel acquisition – Law No. 12,111/2009 (e)	2,906,500
Intangible Assets	75,021,259

(a)

the amount of the grant bonus on June 17, 2022 related to the new electricity generation concession agreements in the amount of R$26,622,905. The funds obtained by the public offering of shares (primary offering) were used for this purpose;

(b)	obligations over the next 25 years to transfer funds to the CDE in the amount of R$33,735,216, see note 35;
(c)	obligations over the next 10 years in the total amount of R$6,693,921, to develop the projects that will compose the following programs, see note 35:
●	revitalization of the water resources of the São Francisco River and Parnaíba River basins, by the subsidiary Chesf;
●	structural reduction of energy generation costs in the Amazônia Legal and for navigability of the Madeira River and the Tocantins River, by the subsidiary Eletronorte; and
●	revitalization of the water resources of the river basins in the area of influence of the reservoirs of the Furnas hydroelectric plants, by the subsidiary Furnas.
(d)	credits in the amount of R$5,062,717 related to the indemnities of reversible assets of the Tucuruí and Curuá-Una plants. These plants had new concession contracts signed; and
(e)

credits in the amount of R$2,906,500 related to the reimbursement of fuel from distributors that were previously controlled by Eletrobras, which were proven and not reimbursed, economic and energy efficiency referred to in Law No. 12,111/2009. These assets were registered in the Right of Reimbursement account and were offset against the amounts payable as grant bonus under the terms defined by Law No. 14,182/2021.

The amount related to the right to operate electricity generation plants, recorded in intangible assets, is shown below:

Hydroelectric Power Plants
(HPP)	Intangible asset

Xingo	11,267,333
Complexo Paulo Afonso	10,590,724
UHE Luiz Gonzaga (Itaparica)	4,693,535
Boa Esperança	876,032
Sobradinho	874,546
Funil - BA	28,489
Pedra	7,124
Chesf added value	28,337,783

Tucuruí	25,542,126
Coaracy Nunes	582,030
UHE Curuá-Una	160,582
Eletronorte added value	26,284,738

Marimbondo	4,416,843
Furnas	4,025,234
Estreito (Luís Carlos B. de Carvalho)	3,177,816
Itumbiara	2,958,106
Mascarenhas de Moraes (Peixoto)	2,476,008
Corumbá I HPP	1,431,622
UHE Porto Colômbia	1,322,485
Funil - RJ	590,624
Furnas added value	20,398,738

Total added value	75,021,259

1.2.2 – Impacts on the result

With the signing of new concession contracts, concessionaires were no longer entitled to indemnity for investments linked to reversible assets not yet amortized or depreciated, whether or not such concessions were extended, pursuant to Law No. 12,783/2013.

Investments not yet amortized related to concessions not renewed by Law No. 12,783/2013 were considered by CNPE for use in the acquisition of new concession contracts. According to CNPE’s calculations, indemnity for UHE Tucuruí and Curuá-una was considered and the related indemnification was offset from the liabilities related to the obligations of such concessions. The difference between the amount of indemnification and the book value was recorded as a gain in the income statement. No indemnity amounts were provided for UHEs Sobradinho, Itumbiara, and Mascarenhas de Moraes.

Additionally, the new concession agreements did not include compensation for upgraded assets that were booked as financial asset from indemnity receivables, and which were the subject matter of a public hearing by ANEEL in October 2019.

Below are the effects on the Company’s results by venture exploration regime:

Hydroelectric Power Plants	Net book value	Net Tax Indemnity	Result
Non-quota plants
UHE Curuá-Una	630	17,741	17,111
Tucuruí	2,990,633	4,576,672	1,586,039
Eletronorte Impact	2,991,263	4,594,413	1,603,150

Quotaholder plants
Boa Esperança	98,219	—	(98,219)
UHE Apolônio Sales (Moxotó)	38,250	—	(38,250)
Paulo Afonso I	92,612	—	(92,612)
Paulo Afonso II	107,093	—	(107,093)
Paulo Afonso III	66,259	—	(66,259)
Paulo Afonso IV	20,832	—	(20,832)
UHE Luiz Gonzaga (Itaparica)	15,150	—	(15,150)
Xingo	28,174	—	(28,174)
Funil - BA	12,626	—	(12,626)
Pedra	8,067	—	(8,067)
Non-quota plants
Sobradinho	131,948	—	(131,948)
Chesf Impact	619,230	—	(619,230)

Quotaholder plants
Corumbá I HPP	(4,497)	—	4,497
Estreito	479,561	—	(479,561)
Funil - RJ	8,110	—	(8,110)
Furnas	566,098	—	(566,098)
Marimbondo	15,844	—	(15,844)
UHE Porto Colômbia	1,912	—	(1,912)
Non-quota plants
Itumbiara	62,492	—	(62,492)
Mascarenhas de Moraes HPP	209,462	—	(209,462)
Furnas Impact	1,338,982	—	(1,338,982)

Net impact	4,949,475	4,594,413	(355,062)

1.2.3 – Transfer of government programs

Eletrobras is currently responsible for the Government programs described below:

(a)	Management of the commercialization contracts of the Incentive Program for Alternative Sources of Electricity (PROINFA);
(b)	Administration of the current account of the National Electric Energy Conservation Program (PROCEL), operationalization and management of PROCEL’s contractual instruments;
(c)	Management of financing contracts using resources from the Global Reversal Reserve (RGR) entered until 17 November 2016; and
(d)	Operationalization of the More Power for the Amazon (MLA) and Power for All (LPT) and management of contractual instruments.

Eletrobras is also responsible for the administration of the Federal Assets under the Administration of Eletrobras (BUSA) seized and expropriated with RGR resources and the management of contractual instruments.

As determined by CPPI Resolution no. 203/2021, the programs mentioned above and BUSA will continue under Eletrobras’ management for a transition period of up to 12 months, starting from June 2022, as well as Eletrobras’ free acceptance of the commitment to provide support and advisory services to ENBpar to manage such activities.

1.3 - EESG Journey - Economic, Environmental, Social and Governance

Eletrobras has been adopting sustainable and innovative practices since its foundation, more than 60 years ago. It contributes substantially to making the Brazilian Electric Matrix one of the cleanest in the world, with an installed capacity consisting of 97% of low-carbon sources.

The Company has business purpose with a strong focus on sustainable development for the benefit of society. For the last 17 years, Eletrobras has been a signatory of the United Nations Global Compact, the largest universal initiative for corporate sustainability and has prioritized 9 Sustainable Development Goals, the SDGs of the 2030 Agenda, and their commitment is recognized as a success case by the Global Compact Brazil Network. Since 2009, Eletrobras have annually issued the Greenhouse Gas Inventory of Eletrobras companies, following the methodology of the GHG Protocol.

In 2022 Eletrobras joined the Brazilian GHG Protocol Program and won the Gold Seal. Eletrobras invests in increasingly clear and objective communication on topics related to sustainability. The Company has structured its Sustainability Framework into four pillars: People, Planet, Prosperity and Governance, based on the Stakeholder Capitalism Metrics initiative, led by the World Economic Forum. In addition to the Company’s annual report, which meets the standards of the Global Reporting Initiative – GRI and the guidelines of the International Integrated Reporting Council - IIRC, Eletrobras maintained the disclosure of results based on the materiality of the Sustainability Accounting Standards Board (SASB) and the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), and included a report on the results in Agenda 2030, the SDG Notebook.

For the seventh consecutive year, Eletrobras have associated ESG goals with the variable compensation of its officers. Eletrobras is one of the founding members of the Global Alliance for Sustainable Energy, which brings together the largest global players in sustainable energy, with the objective of promoting sustainability along the value chain, especially in ESG themes, circular economy principles and models and solutions aligned with the SDGs of the 2030 Agenda.

Approved by the Board of Directors, through Eletrobras’  Business and Management Master Plan, the Sustainability 4.0 Program, composed of 12 projects related to the social (Human Rights and Leverage of Human Capital),  environmental (Energy Transition, Environment, Biodiversity and Decarbonization of Amazon Isolated Systems), governance (Reputation and Engagement, Supplier Management, Improvement of Governance Practices, ESG Risks and 2030 Agenda) and economic-financial (Sustainable Management of Financial Capital, Clean Energy Certification and Synergy with Industry 4.0) dimensions continued its deliveries, boosting sustainability practices in Eletrobras companies.

In 2022 Eletrobras took important steps to unfold its business purpose in products, processes and business model. The themes related to sustainability were integrated into the Organization Manual, establishing the attribution of all hierarchical levels of the Company. Eletrobras updated its Risk Matrix, highlighting a specific pillar for ESG Risks and published the new Code of Conduct, structured on the four pillars of the Eletrobras companies’ sustainability framework. Eletrobras reinforces its commitment to Biodiversity by adhering to the Platform for Action for Nature - forward Positive Impact, of the Brazilian Business Council for Sustainable Development (CEBDS), for the implementation of the guidelines of the Taskforce on Nature-related Financial Disclosures (TNFD). Eletrobras participated in three international events of great importance for the sustainability agenda of energy companies and society, COP 27 (Climate Change), COP 15 (Biological Diversity) and the Business and Human Rights Forum, strengthening Eletrobras’ active participation in the main national and international debates.

NOTE 2 – HIGHLIGHTS OF 2022

2.1 – Sale of Equity Interest in Companhia Estadual de Transmissão de Energia Elétrica (CEEE-T)

In April 2022, Eletrobras sold all its equity interest of 32.66% in CEEE-T to CPFL Comercialização de Energia Cone Sul Ltda. For the sale of the shares, Eletrobras received R$1,101,896, generating a positive result of R$453,624. The sale of these shares is included in the Plan for the Disposal of Eletrobras’s minority equity interests and is within the scope of the initiative to sell interests in affiliated companies, under the terms of the Business and Management Master Plan (PDNG 2022-2026).

2.2 – Fundraising - Furnas

In the first half of 2022, the subsidiary Furnas raised funds in the amount of R$2,500,000. The funds obtained will be used to comply with the 2022 investment program, to pay more onerous debts and for any cash needs of the subsidiary. For further information, see note 26.

2.3 – Acquisition of control of Madeira Energia S.A. (MESA)

In June 2022, Furnas paid R$1,582,551 for new shares, issued by the investee MESA. With the payment of the shares, the participation of Furnas in MESA increased to 72.36%.

In July 2022, the rescission of the MESA Shareholders’ Agreement was signed. In this way, Furnas took control of MESA. For further information, see note 20.2.

2.4 – Voluntary Dismissal Plan

In November 2022, the Company launched the Voluntary Dismissal Plan, which covered employees retired pursuant to the official pension plan and retired until April 30, 2023, considering INSS criteria. The total amount recognized in the result with the launch of the plan was R$1,260,370. For further information, see note 40.2.

2.5 – Issuance of commercial notes

In December 2022, the Company issued 6,000,000 commercial notes totaling R$6,000,000. For further information, see note 26.

NOTE 3 – ELECTRICITY CONCESSIONS AND AUTHORIZATIONS

Eletrobras holds directly or through its subsidiaries, jointly controlled and affiliated companies, electricity concessions in the generation and transmission segments.

I - Generation concessions and authorizations

		Installed
		Capacity
Contract	Hydroelectric Power Plants (HPP)	(MW) *	Location	Year
001/2010	Belo Monte	11,233	PA	2045
002/2022	Tucuruí	8,535	PA	2052
002/2008	Jirau	3,750	RO	2043
001/2008	Santo Antônio	3,568	RO	2043
001/2022	Xingó	3,162	SE / AL	2052
001/2022	Paulo Afonso IV	2,462	BA	2052
003/2022	Itumbiara	2,082	MG	2052
002/2011	Teles Pires	1,819	MT / PA	2047
001/2022	Luiz Gonzaga (Itaparica)	1,480	PE / BA	2052
003/2022	Marimbondo	1,440	MG	2052
005/2004	Serra da Mesa	1,275	GO	2044
003/2022	Furnas	1,216	MG	2052
001/2022	Sobradinho	1,050	BA	2052
003/2022	Luis Carlos Barreto de Carvalho	1,050	SP / MG	2052
005/1997	Luís Eduardo Magalhães	903	TO	2032
128/2001	Foz do Chapecó	855	RS	2036
003/2014	Três Irmãos	808	SP	2044
001/2022	Paulo Afonso III	794	BA	2052
002/2014	São Manoel	736	PA	2049
130/2001	Peixe Angical	499	TO	2042
003/2022	Mascarenhas de Moraes (Peixoto)	476	MG	2052
001/2022	Paulo Afonso II	443	BA	2052
001/2014	Sinop	402	MT	2049
001/2022	Apolônio Sales (Moxotó)	400	AL	2052
003/2022	Corumbá I	375	GO	2052
003/2022	Porto Colômbia	320	MG	2052
003/2006	Simplício	306	MG	2043
002/2007	Dardanelos	261	MT	2042
002/2019	Balbina	250	AM	2027
001/2022	Boa Esperança	237	PI/MA	2052
005/2011	Samuel	217	RO	2032
003/2022	Funil - RJ	216	RJ	2052
129/2001	Serra do Facão	213	GO	2036
010/2000	Manso	210	MT	2037
001/2022	Paulo Afonso I	180	BA	2052
001/2007	Governador Jayme Canet Júnior	363	PR	2047
001/2006	Baguari	140	MG	2046
007/2006	Retiro Baixo	82	MG	2041
002/2022	Coaracy Nunes	78	AP	2052
004/2006	Passo São João	77	RS	2046
002/2006	Batalha	53	MG	2043
092/2002	São Domingos	48	MS	2039
002/2022	Curuá-Una	30	PA	2052
001/2022	Funil	30	BA	2052
003/2006	Anta	28	RJ	2041
001/2022	Pedra	20	BA	2052
006/2004	Curemas	4	PB	2026

Contract	Small Hydroelectric Plants (SHP)	Installed Capacity (MW) *	Location	Year
374/2005	João Borges	19	SC	2039
186/2004	Barra do Rio Chapéu	15	SC	2038

		Installed Capacity
Contract	Wind Generating Plants (EOL)	(MW) *	Location	Year
007/2010	Casa Nova I	180	BA	2043
220/2014	Casa Nova II	33	BA	2049
746/2010	EOL Cerro Chato I	30	RS	2045
747/2010	EOL Cerro Chato II	30	RS	2045
748/2010	EOL Cerro Chato III	30	RS	2045
MME Ordinance No. 459/2012	FORTIM - Nossa Senhora de Fátima - Energia dos Ventos VI S. A.	30	CE	2047
225/2014	Casa Nova III	28	BA	2049
388/2012	Caiçara I	27	RN	2047
MME Ordinance No. 458/2012	FORTIM - Jandaia - Energia dos Ventos VII S. A.	27	CE	2047
Ordinance Mme 068/2012	Ibirapuitã	25	RS	2047
399/2012	Junco I	24	RN	2047
417/2012	Junco II	24	RN	2047
81/2012	EOL Cerro Chato VI	24	RS	2047
MME Ordinance No. 409/2012	FORTIM - Jandaia I - Energia dos Ventos IX S. A.	24	CE	2047
MME Ordinance No. 446/2012	FORTIM - São Clemente - Energia dos Ventos VIII S. A.	21	CE	2047
MME Ordinance No. 432/2012	FORTIM - São Januário - Energia dos Ventos VA	21	CE	2047
418/2012	Caiçara II	18	RN	2047
219/2014	Coqueirinho II	16	BA	2049
286/2014	Tamanduá Mirim II	16	BA	2049
141/2012	EOL Cerro Chato V	12	RS	2047
152/2014	Angical II	10	BA	2049
154/2014	Caititú II	10	BA	2049
174/2014	Carcará	10	BA	2049
176/2014	Corrupião III	10	BA	2049
177/2014	Caititú III	10	BA	2049
139/2012	EOL Cerro Chato IV	10	RS	2047
153/2014	Teiú II	8	BA	2049
103/2012	Cerro dos Trindade	8	RS	2047
150/2014	Acauã	6	BA	2049
151/2014	Arapapá	4	BA	2049
213/2014	Papagaio	10	BA	2049

		Installed
		Capacity
Contract	Wind Parks	(MW) *	Location	Year
204/2014	Parque Eólico Coxilha Seca	30	RS	2049
210/2014	Parque Eólico Capão do Inglês	10	RS	2049
192/2014	Parque Eólico Galpões	8	RS	2049

		Installed
		Capacity
Contract	Thermoelectric Power Plants (TPP)	(MW) *	Location	Year
Aneel Resolution 4950/2014	MAUÁ III	591	AM	2044
004/2004	Santa Cruz	350	RJ	2026
MME Ordinance No. 304/2008	UTE Candiota III (Phase C)	350	RS	2041
207/2019	APARECIDA	166	AM	2030
MME Ordinance No. 420/1989	Senador Arnon Afonso Farias de Mello	86	RR	2030
004/2004	Campos (Roberto Silveira)	30	RJ	2027
Authorizing Resolution 5,682 / 2016	Araguaia [1]	23	MT	2019
Aneel Resolution 6.883 / 2018	ANORI	5	AM	2030
Aneel Resolution 6.883 / 2018	CODAJÁS	5	AM	2030
Aneel Resolution 6.883 / 2018	CAAPIRANGA	2	AM	2030
CEG Registration: Ute.GN.AM.000092-2.02	Anamã	2	AM	2030

¹ Decommissioning of the plant in its entirety, authorized by the Ordinance of the Ministry of Mines and Energy No. 331 of 08/14/2018. The process regarding the revocation of the authorization grant is ongoing at ANEEL.

(*) Not examined by the independent auditors.

III - Electricity transmission concessions

Contract	Transmitter	The extension (Km)	Participation	Localization	Year	SE²
062/2001	Basic Network Transmission - Various installations	20,067	100%	RJ / SP / PR / MG / GO / TO / DF / ES / MT	2043	50
061/2001	Basic Network Transmission - Various installations	19,251	100%	PE / CE / SE / BA / AL / PI / MA / PB / RN	2042	96
058/2001	Basic Network Transmission - Various installations	9,253	100%	AC, MA, MT, PA, PI, RO, RR, TO	2043	56
057/2001	Basic Network Transmission - Various installations	26,803	100%	MP/PR/RS/SC/SP	2043	37
013/2009	SPE Interligação Elétrica do Madeira S.A.	4,769	25%	RO/SP	2039	—
014/2014	LT Xingu/Estreito e Estações Conversoras junto às respectivas subestações	4,152	25%	PA/TO/GO/MG	2044	—
015/2009	LT Coletora Porto Velho / Araraquara II	4,859	25%	RO/SP	2039	2
014/2014	LT Xingu/Estreito	2,092	25%	PA/TO/GO/MG	2044	2
021/2009	LT Jauru - Vilhena - Pimenta Bueno - Ji-Paraná - Ariquemes - Samuel - Porto Velho	979	100%	MT/RO	2039	7
007/2013	LT Barreiras II - Rio das Éguas; Luziânia; Pirapora 2	953	25%	BA/MG/GO	2043	—
004/2012	LT Nova Santa Rita - Camaquã 3; LT Camaquã 3- Quinta; LT Salto Santiago - Itá; LT Itá - Nova Santa Rita	785	100%	PR/RS/SC	2042	1
003/2012	LT Lechuga/Equador/Boa Vista	715	49%	RR/AM	2042	3
009/2009	LT Chapadão – Jataí C1 e C2; LT Barra dos Coqueiros – Quirinópolis C1; LT Palmeiras – Edéia C1	708	49%	MS/GO/MT	2039	5
034/2001	LT Ibiúna - Batéias	664	100%	SP/PR	2031	—
022/2011	LT Luis Gonzaga - Garanhuns; LT Garanhuns II- Campina Grande III; LT Garanhuns - Pau Ferro; LT Garanhuns - Angelim I	633	49%	AL/PE/PB	2041	2
005/2004	LT Teresina II - Sobral - Fortaleza	546	49%	PI/CE	2034	—
022/2009	LT Porto Velho - Abunã - Rio Branco - C2	488	100%	AC/RO	2039	3
002/2010	LT Rio Verde - Trindade; LT Trindade - Xavantes; LT Trindade - Carajás	479	49%	GO	2040	1
020/2012	LT Nova Santa Rita - Povo Novo; LT Povo Novo - Marmeleiro; LT Marmeleiro - Santa Vitória do Palmar	1,928	100%	RS	2042	3
004/2004	LT Salto Santiago (PR) - Ivaiporã (PR) - Cascavel D'Oeste (PR)	372	100%	PR	2034	—
010/2005	LT Campos Novos - Blumenau	2,240	100%	SC	2035	1
012/2007	LT Paraíso - Açu II; LT Picos - Tauá II	316	100%	PI/CE/RN	2037	—
019/2010	LT C. Mirim II - João Camara II; LT Extremoz II - C. Mirim; LT Açu III - Açu II; LT Mossoró II - Açu III - 230 kV, C2; LT Paraíso - Açu II	311	100%	RN	2040	2
004/2013	LT Marimbondo II - Assis	298	49%	SP/MG	2043	—
008/2011	LT Ceará-Mirim II- João Câmara II; LT Ceará-Mirim II - Campina Grande III; LT Ceará-Mirim II - Extremoz II; LT Campina Grande III - Campina Grande II	286	100%	RN/PB	2041	3
007/2014	LT Santo Ângelo-Maçambará; LT Pinhalzinho-Foz do Chapecó C1; LT Pinhalzinho-Foz do Chapecó C2	273	100%	RS/SC	2044	1
008/2010	LT Mesquita - Viana 2; LT Viana 2 - Viana	270	49%	MG/ES	2040	1
003/2006	LT Simplício - Rocha Leão; LT Anta - Simplício	264	100%	-	2036	—
005/2006	LT Campos Novos (SC) - Nova Santa Rita (RS)	257	100%	RS/SC	2036	—
004/2008	LT Presidente Médici - Santa Cruz	237	100%	RS	2038	—
018/2012	LT Ceará-Mirim II - Touros II; LT Mossoró II - Mossoró IV; LT Russas II - Banabuiu	210	100%	RN	2042	2
007/2005	LT Milagres - Tauá	208	100%	CE	2035	1
028/2009	LT Serra da Mesa - Niquelândia - Barro Alto	187	100%	GO	2039	—
003/2009	LT Bom Despacho 3 - Ouro Preto 2	180	100%	MG	2039	—
014/2013	LT Brasília Leste - Luziânia - C1 e C2; LT Brasília Geral - Brasília Sul - C3; LT Brasília Sul - Samambaia - C3	163	39%	GO/DF	2043	1
014/2008	LT Eunápolis - Teixeira de Freitas II	145	100%	BA	2038	1
018/2009	LT Eunápolis - Teixeira de Freitas II	145	100%	BA	2039	—
010/2000	LT Manso - Nobres; LT Manso - Nobres	136	100%	-	2035	—
019/2010	LT Paraíso - Açu II	123	100%	RN	2040	—
008/2005	LT Milagres - Coremas	120	100%	CE/PB	2035	—
020/2010	LT Bom Jesus da Lapa II - Igaporã II	115	100%	BA	2040	2
005/2008	LT Nossa Senhora do Socorro - Penedo	110	100%	SE/AL	2038	—
017/2009	LT Paulo Afonso III - Zebu II; LT Pau Ferro - Santa Rita II	96	100%	PE/PB/AL/RN	2039	3
001/2008	SPE Madeira Energia S.A.	95	43%	RO	2038	1
001/2009	LT Ribeiro Gonçalves - Balsas	95	100%	MA/PI	2039	2
006/2010	LT Mascarenhas - Linhares	95	100%	ES	2040	—
010/2007	LT Ibicoara - Brumado	95	100%	BA	2037	2
021/2010	LT Acaraú II-Sobral III	91	100%	CE	2040	1
006/2005	LT Campos - Macaé 3	90	100%	RJ	2035	—
002/2006	LT Batalha - Paracatu	85	100%	MG	2036	1
007/2006	LT Tijuco Preto - Itapeti - Nordeste	71	100%	SP	2036	1
003/2014	LT Barro Alto - Itapaci	69	50%	GO	2044	—
446/2012	SPE Brasil Ventos Energia S.A	69	100%	CE	2047	1
220/2014	LT Casa Nova II - Sobradinho - C1	67	100%	BA	2049	1
129/2001	SPE Serra do Facão Energia S.A.	66	49%	GO	2036	1
010/2011	LT Paraíso - Lagoa Nova II	65	100%	RN/CE	2041	2
009/2011	LT Morro do Chapéu II - Irecê	64	100%	BA	2041	1
019/2012	LT Igaporã II - Igaporã III; LT Igaporã III - Pindaí II	60	100%	BA	2042	2
ECE 554/2010	LT Candiota/Melo; LT Presidente Médici	60	100%	RS	2040	—
014/2011	LT Xavantes - Pirineus C2	50	100%	GO	2041	—
006/2009	LT Pirapama II - Suape II - Suape III; LT Suape III - Suape II	49	100%	PE	2039	2
017/2011	LT Teresina II - Teresina III	46	100%	PI	2041	1
007/2006	SPE Retiro Baixo Energética S.A.	45	49%	MG	2036	1
005/2012	LT Jardim - Nossa Senhora do Socorro; LT Messias - Maceió II	41	100%	SE/AL/BA	2042	3
002/2014	SPE Empresa de Energia São Manoel	40	33%	PA	2049	1
012/2010	LT Monte Claro - Garibaldi	37	100%	RS	2040	—
007/2008	LT São Luís 2 - São Luís 3	36	100%	MA	2038	2
004/2010	LT São Luiz II - São Luiz III	34	100%	MA/CE	2040	5
014/2012	LT Lechuga - Jorge Teixeira, C3	30	100%	AM	2042	2
009/2010	LT Jorge Teixeira - Lechuga (ex-Cariri) - 230 kV	30	100%	AM	2040	2
CCT-1101130082	LT Cerro Chato - Livramento 2	25	100%	RS	2045	—
010/2009	LT Coletora Porto Velho - Porto Velho - C1 e C2 - 230kV	22	100%	RO	2039	2
130/2001	SPE Empresa de Energia São Manoel	20	40%	TO	2036	1
002/2011	SPE Teles Pires Participações S.A.	19	24%	MT/PA	2041	1
128/2001	SPE Teles Pires Participações S.A.	6	40%	SC/RS	2036	—
001/2006	LT Marabá - Itacaiunas; LT Itacaiunas - Colinas; LT Itacaiunas - Carajás	3	15%	MG	2036	—
003/2011	SPE Caldas Novas Transmissão S.A.³	—	50%	GO	2041	—
015/2009	SPE Interligação Elétrica do Madeira S.A.[3]	—	25%	RO/SP	2039	—
007/2010	SE Camaçari IV - 500/230 kV³	—	100%	BA	2040	1
013/2010	SE Arapiraca III - 230/69 kv³	—	100%	AL	2040	1
014/2010	SE Pólo 230/69 kV³	—	100%	BA	2040	1
017/2012	SE Mirueira II 230/69 kV; SE Jaboatão II 230/69 kV³	—	100%	PE	2042	2
150/2014	SE GPEXPAN³	—	100%	BA	2049	1
002/2009	SE Miranda II - 500/230 kV (450 MVA)³	—	100%	MA	2039	1
012/2009	Rectifier Station No. 01 AC/DC - 500/±600 kV - 3150 MW - Inverter Station No. 01 DC/AC ±600/500 kV - 2950 MW³	—	100%	RO, SP	2039	2

² Refers to the number of substations; and

³ Refer to substations under construction or expansion that do not have linked transmission lines.

(*) Not examined by the independent auditors

NOTE 4 - BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

4.1 - Basis of preparation and measurement

The preparation of the financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by the Company’s Management in the process of applying the accounting practices of Eletrobras Companies, which are presented in the respective explanatory notes dealing with the themes of applications. Those transactions, disclosures or balances that require a higher level of judgment, are more complex and for which assumptions and estimates are significant, are listed in note 5 and are detailed in the respective explanatory notes.

The financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value. Historical cost is generally based on the fair value of consideration paid at the transaction date and fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date regardless of whether this price is directly observable or estimated using another valuation technique.

4.2 – Functional currency and presentation of financial statements

These financial statements are presented in Reais, which is Eletrobras’ functional currency. The financial statements are presented in thousands of Reais, rounded to the nearest number, unless otherwise stated.

4.3 – Main accounting policies

The main accounting policies applied in the preparation of these financial statements are presented in the respective explanatory notes. These policies have been applied consistently in all the years presented, except for the implementation of the new standards, interpretation and guidelines listed below.

4.3.1 – The adoption of new standards and interpretations

The Company did not identify impacts regarding the applications of normative changes issued by the IASB:

Technical Pronouncement Revision	Revised Standards	Applicable from
19

IFRS 3 - Business Combinations, IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, IAS 16 - Fixed Assets, IFRS 1 - Initial Adoption of International Accounting Standards and IFRS 9 - Financial Instruments.

01/01/2022
20

IFRS 4 - Insurance contracts, IAS 34 - Interim Statement, IAS 8 - Accounting Policies, Change of Estimate and Correction of Error, IAS 1 - Presentation of Financial Statements, IAS 12 - Income Taxes, IFRS 1 - Initial Adoption of International Accounting Standards, IFRS 7 - Financial Instruments: Disclosures, IFRS 15 - Revenue from Contracts with Customers and IAS 26 - Accounting and Accounting Reporting by Retirement Benefit Plans.

01/01/2023
21	Establishes changes in Technical Pronouncements resulting from the issuance of Technical Pronouncement IFRS 17 - Insurance Contracts.	01/01/2023

4.4 - Basis of consolidation and investments in subsidiaries, jointly controlled and associated companies

In the individual financial statements, the equity interests of subsidiaries, joint ventures and affiliates are measured using the equity method, which recognizes the investment initially at cost and subsequently adjusts the carrying amounts of these investments based on the profits or losses generated by the investees, in proportion to the interest held, and on the distributions of dividends or equity interest.  In the consolidated financial statements, the balances of assets, liabilities, results and cash flows of subsidiaries are fully considered and classified according to their nature. The inclusion of the accounting balances of the subsidiaries in the consolidated statements begins on the date on which control is held by the Company and is interrupted from the date on which the Company ceases to have control.

When necessary, the financial statements of the subsidiaries, jointly controlled and associated companies are adjusted to adapt their accounting policies to those adopted by the Company.

Subsidiaries, jointly controlled companies and associates are substantially domiciled in Brazil.

a) Subsidiaries

The investor controls the investee when it is exposed to, or has rights to, variable returns arising from its involvement with the investee and has the ability to affect those returns through its power over the investee. The investor has power over the investee when it has existing rights that give it the current ability to direct the relevant activities, that is, the activities that significantly affect the investee’s returns.

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

All transactions, balances, revenues, costs and expenses between the Company’s subsidiaries are eliminated in full in the consolidated financial statements.

	12/31/2022		12/31/2021
	Participation		Participation
	Direct	Indirect	Direct	Indirect
Subsidiaries
CGT Eletrosul[1]	99.96%	—	99.89%	—
Chesf	99.58%	—	99.58%	—
Furnas	99.67%	—	99.56%	—
Eletronorte	99.69%	—	99.66%	—
Eletropar	83.71%	—	83.71%	—
Eletronuclear[2]	—	—	99.95%	—
Brasil Ventos Energia S.A.	—	99.67%	—	99.56%
Livramento Holding S.A.[3]	—	78.00%	—	78.00%
Madeira Energia S.A.[4]	—	72.36%	—	43.05%

Joint operations (consortia)
Consórcio Cruzeiro do Sul	—	49.00%	—	49.00%
Consórcio Baguari HPP	—	15.00%	—	15.00%

¹ The increase in interest in CGT Eletrosul is due to the payment of capital made by Eletrobras in August 2022.

² Loss of control as a result of the corporate restructuring that occurred in June 2022.

³ Company classified as Liabilities held for sale, see note 46.

4 The increase in participation in Madeira Energia S.A. is due to the payment of shares carried out by Furnas, see note 20.2.

The Subsidiary Furnas has a joint venture, resulting from a 15% interest in the Consórcio Baguari HPP, started in 2006. The consortium is responsible for the design and construction of the Baguari Hydroelectric Power Plant (Baguari HPP). In December 2022, the execution between the subsidiary Eletronorte and Neoenergia S.A. of the Share Exchange Agreement and other covenants took place. After the conclusion of the deal, which is subject to the applicable consents, the Company will hold 66% of the Consórcio Baguari HPP. For further information, see note 46.

The subsidiary CGT Eletrosul has a joint venture, resulting from a 49% interest in the Consórcio Cruzeiro do Sul, which operates the UHE Governador Jayme Canet Junior, in Telêmaco Borba/Ortigueira (PR), in commercial operation since 2012, for the term of 30 years. CGT Eletrosul (and Eletrobras, in its consolidated statements) is entitled to a proportional share in the revenues and assumes a proportional portion of the expenses of the joint operation.

b) Investments in associates

Associates are all entities over which the Company has significant influence, and which are not a subsidiary or jointly controlled company.

c) Jointly owned subsidiaries

A joint business is one in which two or more parties have joint control established by contract and can be classified as a joint operation or a jointly controlled venture, depending on the rights and obligations of the parties.

4.5 – Reclassification of financial statements

The Company reclassified its income statement and cash flow related to the operation of Eletronuclear and Itaipu, which were disclosed as discontinued operations in accordance with IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operation. See notes 46 and 47.

The effects of these reclassifications are presented below:

INCOME STATEMENT FOR THE FISCAL YEAR	12/31/2021	Adjustment	12/31/2021
	Disclosed		Reclassified
Net operational revenue	37,616,241	(2,989,407)	34,626,834
Operating costs	(11,961,049)	2,282,619	(9,678,430)
Gross income or loss	25,655,192	(706,788)	24,948,404

Operating expenses	(20,541,541)	517,680	(20,023,861)

Regulatory remeasurements - Transmission contracts	4,858,744	—	4,858,744

Operating income before financial income	9,972,395	(189,108)	9,783,287
Financial Result	(2,056,339)	614,385	(1,441,954)
RESULT BEFORE SHAREHOLDINGS	7,916,056	425,277	8,341,333

Income from Corporate Holdings	1,867,546	(360,128)	1,507,418

Other income and expenses	1,210,754	—	1,210,754

OPERATING PROFIT BEFORE TAXES	10,994,356	65,149	11,059,505
Current and deferred income tax and social contribution	(5,280,723)	20,081	(5,260,642)
Net income from continuing operations	5,713,633	85,230	5,798,863

Net loss from discontinued operations	—	(85,230)	(85,230)

Net income for the year	5,713,633	—	5,713,633

CASH FLOW STATEMENT	12/31/2021	Adjustment	12/31/2021
	Disclosed		Reclassified
Operational Activities

Net cash from (used in) operating activities of continuing operations	8,230,605	596,358	8,826,963
Net cash from (used in) operating activities of continuing operations	—	(600,800)	(600,800)
Net cash from (used in) operating activities	8,230,605	(4,442)	8,226,163

Financing Activities

Net cash from (used in) financing activities of continuing operations	(8,448,540)	282,108	(8,166,432)
Net cash from (used in) investment activities of discontinued operations	—	2,105,924	2,105,924
Net cash provided by financing activities	(8,448,540)	2,388,032	(6,060,508)

Investment Activities

Net cash from (used in) investment activities of discontinued operations	123,987	(879,930)	(755,943)
Net cash from (used in) investment activities of discontinued operations	—	(1,503,660)	(1,503,660)
Net cash used in investment activities	123,987	(2,383,590)	(2,259,603)

Reduction in cash and cash equivalents	(93,948)	—	(93,948)

NOTE 5 - ACCOUNTING ESTIMATES AND JUDGMENTS

In applying accounting practices, Eletrobras Management uses judgments and estimates related to the carrying amounts of revenues, expenses, assets and liabilities, as well as the disclosures in the explanatory notes.

The estimates and the respective assumptions are based on historical experience and other factors considered relevant. The underlying estimates and assumptions are continually reviewed. The effects of revisions to accounting estimates are recognized in the year in which the estimates are revised.

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

Below, list the accounting estimates evaluated as the most critical by the Management of Eletrobras and its subsidiaries, with their details within each explanatory note:

No.	Note	Significant estimates and judgments
09/10	Clients/Financing and loans receivable	Assessment of expected loss of credits.
14.2	Deferred income tax and social contribution - assets	Realization of tax credits based on estimates of future taxable profits.
16	Contractual assets transmission	Compensation rate of concession contracts, allocation of the price of to performance obligations and forecast of cash flows.
20.2	Business Combination	Valuation of control and fair value of assets in business combination.
20.1/23/32	Losses on investments, Recoverable value of long-term assets and Onerous Contracts	Present value of future cash flows, considering the discount rate determined by the Company.
33	Employee benefits	Actuarial assumptions of post-employment benefit plans.
34	Provisions for Litigation and Contingent Liabilities	Estimates of losses in legal proceedings.

NOTE 6 – CASH AND CASH EQUIVALENTS

Cash and cash equivalent balance includes cash in the Company’s possession. The balance of this line item on December 31, 2022, as recorded in the cashflow statement, can be reconciled to the corresponding balance sheet items, as demonstrated below:

	12/31/2022	12/31/2021
Cash and Banks	59,439	85,608
Financial Investments	10,679,687	107,051
	10,739,126	192,659

Financial investments consist of Bank Deposit Certificates (CDB) securities and fixed income funds, substantially remunerated at Interbank Certificate of Deposit (CDI), readily convertible in known cash amounts, and the funds are invested with daily liquidity.

Accounting Policy

Cash comprises cash and available bank deposits.

Cash equivalents are short-term, highly liquid financial investments that are readily convertible into cash, subject to an insignificant risk of change in value, held for the purpose of meeting short-term cash commitments and not for investments or other purposes.

It is accepted that a financial investment is short-term when it has a maturity of three months or less, from the date of acquisition.

Balances of bank deposits and short-term financial investments with restrictions that prevent the widespread use of these amounts are not classified under Cash and Cash Equivalents.

NOTE 7 – RESTRICTED CASH

	12/31/2022	12/31/2021
Current
Commercialization - PROINFA	2,157,166	1,041,481
PROCEL	726,107	433,268
Itaipu Agreement	180,552	165,571
Resources of RGR	34,576	31,575
Commercialization - Itaipu	—	1,038,270
	3,098,401	2,710,165

Non-current
Southeast and Midwest Energy Fund (a)	897,225	554,123
Northeast Energy Fund (b)	403,358	140,705
	1,300,583	694,828

	4,398,984	3,404,993

With the completion of the Company’s capitalization process, the responsibility for the commercialization of electricity produced by the Itaipu hydroelectric power plant was transferred to ENBpar.

For a period of up to twelve months counted from June 2022, the Company will continue to manage government programs PROINFA, RGR and PROCEL, which will later be transferred to ENBpar. For further details, see note 1.2.3.

a) Fundo de Energia do Sudeste e Centro-Oeste – FESC

Sectorial fund, created by MP No. 677/2015, converted into Law No. 13,182, of November 3, 2015, with the objective of providing resources to supply electro-intensive companies in the Midwest and Southeast, FESC allows Furnas to negotiate electric energy at competitive prices with the ferroalloy, silicon metallic, or magnesium industries, with increased investments in electric energy, especially in the Southeast and Midwest regions. Furnas will use the resources of this fund for the acquisition / formation of these SPEs and its shareholding may be up to 49% of the equity of these companies.

b) Fundo de Energia do Nordeste – FEN

Sectorial fund, created by MP No. 677/2015, converted into Law No. 13,182, of November 3, 2015. The resources reverted to the fund are calculated by the difference between the price paid by large consumers to Chesf and the cost of generating energy, under the terms of the legislation, in order to provide resources for the implementation of electric energy projects in the Northeast Region of Brazil, through SPEs. Chesf will use the resources of this fund for the acquisition / formation of these SPEs and its shareholding may be up to 49% of the equity of these companies.

Accounting Policy

Restricted cash is composed of resources that can be used exclusively for the purposes that they were collected, without the Company being able to move them freely.

NOTE 8 – MARKETABLE SECURITIES

The details of the bonds and securities, in the funds to which the Company invests its resources, are as follows:

Titles	12/31/2022	12/31/2021
Current
National Treasury Note	468,267	9,823,486
National Treasury Note - F series	15,986	143,768
National Treasury Financial Note	2,216,621	690,470
Fixed income securities	7,928,308	3,182,447
Investments in Fund Quotas	210,950	—
Repurchase agreements	1,272,316	1,489,807
Others	81,206	145,227
	12,193,654	15,475,205
Non-current
Participation Certificates (a)	407,556	393,747
Others	10,092	4,901
	417,648	398,648

	12,611,302	15,873,853

(a)	Beneficiary Parties.

Securities acquired as a result of the restructuring of the Company’s investment in the subsidiary INVESTCO S.A. These assets guarantee annual income equivalent to 10% of the profit of the companies Lajeado Energia S.A., Paulista Lajeado Energia S.A. and CEB Lajeado Energia S.A., paid together with the dividends, and will be redeemed at the maturity scheduled for October 2032, upon their conversion into preferred shares of the capital stock of said companies. These securities are adjusted to present value.

Accounting Policy

They refer to financial investments that are not characterized as cash and cash equivalents, see note 6. The Company recovers its investments by receiving interest and principal, so they are initially recorded at transaction values and, subsequently, adjusted for elapsed interest, based on the effective interest rate. The updates of financial investments are revenues of the Company presented in the group of Financial Income, in the statement of results.

NOTE 9 – ACCOUNTS RECEIVABLE, NET

	12/31/2022					12/31/2021
		Overdue up	Overdue +	Renegotiated
	Due	to 90 days	90 days	Credits	Total	Total
Current
Supply/Power Supply (a)	2,549,255	233,871	745,377	39,600	3,568,103	2,793,981
Short Term Electric Power - CCEE (b)	103,787	140,207	92,620	—	336,614	299,162
Use of the Electric Grid (c)	951,285	11,020	62,095	—	1,024,400	860,986
Connection / Availability to the Transmission System	399,572	12,637	145,147	—	557,356	511,372
PROINFA (d)	462,608	—	—	—	462,608	524,939
Installment	686,410	217,724	83,783	—	987,917	633,751
(-) ECL (e)	(1,103,360)	(344,650)	(669,027)	(25,037)	(2,142,074)	(529,215)
	4,049,557	270,809	459,995	14,563	4,794,924	5,094,976
Non-current
Power Supply (a)	—	—	9,548	1,563,810	1,573,358	1,834,667
Short Term Electric Power - CCEE (b)	—	—	280,138	—	280,138	293,560
Use of the Electric Grid (c)	—	—	4,348	—	4,348	4,348
(-) ECL (e)	—	—	(294,034)	(860,755)	(1,154,789)	(1,139,495)
	—	—	—	703,055	703,055	993,080

	4,049,557	270,809	459,995	717,618	5,497,979	6,088,056

(a)Supply/Power Supply

Credits receivable from the sale of energy in the Regulated Contracting Environment - ACR and the Free Contracting Environment – ACL.

The increase in the balance of Supplies was mainly due to the acquisition of control of Madeira Energia S.A. by Furnas in July 2022, which added an amount of R$474,234 to the Consolidated results.

(b)Short-term Electricity - CCEE

Credits receivable arising from the settlement of the differences between the amounts of electricity contracted and the amounts of generation or consumption actually verified and attributed to the respective agents of the CCEE.

(c)Use of Power Grid

Credits receivable arising from the use of the transmission network by users connected to the network.

(d)PROINFA

In order to ensure operational, commercial, financial, regulatory and administrative continuity, as well as to allow the transfer of Eletrobras’ powers to ENBpar, the parties entered into a transition and transfer agreement for the management of sectoral programs, which determined the terms and conditions that will be applicable during the transition, in compliance with the provisions of Law No. 14,182/2021 and Decree No. 10,791/2021.

(e)Provision for Estimated Credit Loss – ECL

The changes in the years ended December 31, 2022 and 2021 are as follows:

Opening balance at December 31, 2021 and 2020	1,668,710	2,635,209
(+) Constitution	1,891,966	619,232
(-) Reversal	(217,633)	(738,732)
(-) Write-off	(46,180)	(855,403)
Transfers	—	8,404
Final balance at December 31, 2022 and 2021	3,296,863	1,668,710

Throughout 2022, the provisioned amount was R$1,891,966, of which R$1,357,111 corresponds to a receivable from Amazonas Energia. The constitution aims to reflect the risk observed due to the maintenance of default of debt confession instruments (ICD). Eletronorte has 4 ICDs, which are 100% provisioned.

The constitution and reversal of PECLD were recorded and presented in the result of the year as net operating expenses, see note 40.1.

Accounting Policy

Accounts receivable from customers are initially accounted for at the transaction price and subsequently by contractual interest and monetary correction less amounts received and estimated credit loss - ECL.

The Company adopts a simplified approach to the recognition of expected credit losses, using a calculation matrix based on the historical relationship of the counterparties with the Company and the guarantees. In summary, in contracts that do not have guarantees, it is verified, in the maximum scenario of two years, the percentage ratio, per customer, between the billing and the history of receipts, being the percentage calculated applied in the outstanding balance of accounts receivable from the customer and recorded as expected loss.

Additionally, for customers with renegotiated balances, the Company, based on individual analysis of the customer, evaluates the risk of default of these credits, and may reach the record in expected losses of 100% of the outstanding balance, if the risk of default is considered high. The analysis of individual customer credit, for these cases, mainly considers the customer’s history, the amount involved, the research in credit protection entities and the customer’s equity situation.

NOTE 10 - FINANCING AND LOANS

	12/31/2022	12/31/2021	12/31/2022	12/31/2021

	Average Rate
Eletronorte	13.30	6.73	—	—
CGT Eletrosul	7.83	5.76	—	—
Furnas	7.27	5.83	—	—
Amazonas Energia S.A.	14.81	7.59	4,596,971	4,009,587
Equatorial Alagoas Distribuidora de Energia S.A.	15.65	5.69	389,979	1,135,749
Itaipu Binacional	5.23	5.43	84,133	688,884
Eletropaulo Metropolitana Eletricidade de São Paulo S.A.	12.74	5.34	354,779	687,679
Equatorial Piauí Distribuidora de Energia S.A.	15.15	6.29	1,229	411,595
Boa Vista S.A.	13.49	7.02	148,219	143,896
Eletronuclear	5.00	5.00	8,168	—
Others	—	—	174,256	154,477
(-) ECL	—	—	(4,736,089)	(1,388,340)
Total			1,021,645	5,843,527

Principal			671,236	1,232,745
Charges			21,603	19,021
Current			692,839	1,251,766

Non-current			328,806	4,591,761

			1,021,645	5,843,527

The financing and loans granted are made with the Company’s own resources and substantially provide for updating based on IGP-M and IPCA indices.

In February 2023, the Company received all funds owed by Itaipu Binacional, as provided for in Annex C of the Itaipu Treaty.

10.1 – Movement of loans receivable

The changes presented below comprise the years ending December 31, 2022 and 2021:

Opening balance at December 31, 2021 and 2020	5,843,527	10,924,899
Amortization of principal	(2,100,842)	(4,800,916)
Interest, charges, Monetary and exchange variations incurred	753,367	815,326
Interest received	(93,965)	(558,369)
ECL	(3,347,749)	(633,338)
Derecognition of liabilities with RGR	(573,008)	24,119
Loss from write-off of Itaipu receivables	(46,751)	—
Effects of Electronuclear Deconsolidation	587,067	—
Release	—	71,806
Final balance at December 31, 2022 and 2021	1,021,645	5,843,527

10.2 – Estimated Credit Loss - ECL loans receivable

The changes in the estimates of loss of financing and loans granted by the Company for the years ended December 31, 2022 and 2021 are as follows:

Opening balance at December 31, 2021 and 2020	1,388,340	755,002
(+) Complement	3,347,749	633,338
Final balance at December 31, 2022 and 2021	4,736,089	1,388,340

As of December 31, 2022, the estimated expected loss recorded was R$4,736,089. Of this amount, R$4,596,971 refers to Amazonas Energia, whose credits were fully provisioned.

Eletrobras has been monitoring the economic, financial and operational situation of the distributor Amazonas Energia, considering the information reported by the distributor in the profit and loss plan to the regulatory agency in which an operational balance was initially demonstrated only from 2025. In 2022, Amazonas Energia’s credits had their risk aggravated by legal questions filed by the debtor and the worsening of its financial and operational situation.

Despite the constant interactions between the two companies in order to settle the debt of the distributor, the parties reached no agreement.

The analysis of these facts, together with the historical default of the debtor, led to an analysis of the provision being made in addition to the expected loss for the total amount receivable.

Accounting Policy

The Company initially recognizes the financing and loans receivable at the transaction value and subsequently for interest, monetary correction and exchange rate variations less the amounts received and the estimated credit loss - ECL.

For the registration of expected losses - ECL, the Company individually evaluates the debtors in relation to the risk of default, considering the equity situation of the debtor company and the history of default.

NOTE 11 - AMOUNTS RECEIVABLE – ENBpar

Pursuant to the corporate restructuring pursuant to Law No. 14,182/2021, in June 2022, the Company transferred its entire equity interest in Itaipu to ENBpar. The transaction presented comprises the year ended December 31, 2022.

Opening balance as of December 31, 2021	—
Additions	1,283,731
Updates	29,734
Receipts	(51,096)
Exchange rate variation	1,690
Final balance on December 31, 2022	1,264,059

12/31/2022
Current	40,743
Non-current	1,223,316

The additions in the amount of R$1,283,731 represent the updated consideration of R$1,082,275 (see note 1.1) to be paid by ENBpar to Eletrobras, pursuant to MME Resolution No. 221/2021. This operation generated a positive result of R$896,658, since the fair value exceeded the amount accounted for as an investment measured by equity equivalence on the date of transfer of the shares. See note 47.

The installments of ENBpar’s receivables flow from receipt to present value according to the maturities scheduled as follows:

12/31/2022
2023	40,743
2024	42,684
2025	44,717
2026	46,847
2027	49,078
2028 a 2042	1,039,990
1,264,059

NOTE 12 – DIVIDENDS RECEIVABLES

The amounts presented refer to dividends and interest on own capital receivable, net of withholding income tax, when applicable, resulting from permanent investments maintained by the Company.

	12/31/2022	12/31/2021
Current
Associates
Lajeado Energia S.A.	22,000	101,318
Interligação Elétrica Madeira S.A. - IE Madeira	50,116	60,238
Companhia de Transmissão de Energia Elétrica Paulista - CTEEP	250,310	40,431
Belo Monte Transmissora de Energia S. A.	41,898	37,964
Manaus Construtora LTDA	—	23,298
Energética Águas da Pedra S.A. - EAPSA	7,354	21,854
Companhia Estadual de Geração de Energia Elétrica - CEEE-G	—	18,522
CEB Lajeado S.A.	28,163	17,267
Interligação Elétrica Garanhuns S.A. - IE Garanhuns	21,867	14,453
Mata de Santa Genebra Transmissão S.A.	13,280	13,560
Goiás Transmissão S.A.	19,783	10,594
MGE Transmissão S.A.	9,631	10,498
STN - Sistema de Transmissão Nordeste S.A.	—	9,428
Retiro Baixo Energética S.A.	5,761	7,072
Paulista Lajeado Energia S.A.	11,786	5,371
Paranaíba Transmissora de Energia S.A.	9,668	4,997
Transenergia São Paulo S.A.	8,275	2,691
Companhia Estadual de Transmissão de Energia Elétrica - CEEE-T	—	4,064
Baguari Energia S.A.	2	6,511
Others	207,981	33,011
	707,875	443,142

Accounting Policy

Remuneration for equity interests receivable from the Company’s investments in the capital stock of its subsidiaries and affiliates, see note 20, is recognized in assets when these investees allocate dividends and equity interest to their shareholders.

NOTE 13 – RECOVERABLE TAXES

	12/31/2022	12/31/2021
Current assets
IRRF	989,112	518,797
PIS/COFINS recoverable	101,677	191,934
ICMS recoverable	18,420	30,290
Others	26,704	14,885
	1,135,913	755,906
Non-Current assets
IR/CS	152,427	180,193
PIS/COFINS recoverable	192,505	183,772
ICMS recoverable	72,621	64,706
Others	21,643	20,587
	439,196	449,258

	1,575,109	1,205,164

NOTE 14 – INCOME TAX AND SOCIAL CONTRIBUTION

14.1 - Income tax and social contribution - current

	12/31/2022	12/31/2021
Current assets
Current Income Tax	1,096,658	517,931
Current Social Contribution	391,246	329,655
IRPJ Negative Balance	192,149	538,490
Negative Balance Social Contribution on Net Income	69,172	101,701
	1,749,225	1,487,777

Current liabilities
Current Income Tax	—	35
Current Social Contribution	—	19,589
	—	19,624

14.2 - Deferred income and social contribution taxes

	12/31/2022	12/31/2021
Non-Current assets
Income Tax - IR	2,605,645	1,105,148
Social Contribution	935,517	395,839
	3,541,162	1,500,987

Non-current liabilities
Income Tax - IR	4,282,233	5,602,584
Social Contribution	2,012,114	1,642,153
	6,294,347	7,244,737

As a result of the acquisition of control of MESA, there was an increase in the line-item tax credits on tax loss and negative basis. As of December 31, 2022, MESA recorded the amount of R$2,077,784 referring to the balance of deferred tax assets.

Eletrobras is initiating, with the creditor banks, the renegotiation of a relevant part of the debt held by SAESA. Currently, the subsidiary has financial indicators not compatible with the Company’s strategic guidelines and, therefore, such restructuring aims to adjust its debt structure and results performance.

14.3 - Composition of deferred income tax and social contribution

	12/31/2022			12/31/2021
			Net asset			Net asset
			(liability)			(liability)
	Assets	Liabilities	effect	Assets	Liabilities	effect
Deferred charges
CGT Eletrosul	2,995,804	(1,532,426)	1,463,378	2,946,137	(1,445,150)	1,500,987
Furnas [1]	2,077,784	—	2,077,784	—	—	—
	5,073,588	(1,532,426)	3,541,162	2,946,137	(1,445,150)	1,500,987

Deferred liabilities
Eletrobras	—	(427,390)	(427,390)	—	(569,816)	(569,816)
Chesf	2,158,774	(2,747,003)	(588,229)	1,754,433	(2,424,625)	(670,192)
Furnas	2,666,371	(6,909,249)	(4,242,878)	2,324,090	(6,459,602)	(4,135,512)
Eletropar	—	(9,327)	(9,327)	—	(9,805)	(9,805)
Eletronorte	1,117,175	(2,143,698)	(1,026,523)	1,374,181	(3,233,593)	(1,859,412)
Eletronuclear	—	—	—	549,705	(549,705)	—
	5,942,320	(12,236,667)	(6,294,347)	6,002,409	(13,247,146)	(7,244,737)

	11,015,908	(13,769,093)	(2,753,185)	8,948,546	(14,692,296)	(5,743,750)

¹ Consolidated deferred tax asset of Furnas substantially composed of the MESA balance.

	12/31/2022	12/31/2021

Deferred tax assets
Operating Provisions	1,812,089	1,015,144
Tax Credit on Tax Losses and Negative Basis (a)	3,646,840	2,052,298
Tax Credits on Actuarial Losses	840,125	126,277
Provision for Disputes	2,032,381	1,850,554
(-) Estimated loss for doubtful accounts	625,897	1,075,818
Provisions for operating losses	474,198	380,619
Estimated losses on investments	166,027	234,400
IFRS 15 Adjustments	770,561	348,481
Impairment [1]	226,138	1,535,144
Others	421,652	329,811
Total Assets	11,015,908	8,948,546

Net Deferred tax liabilities
Contractual asset	9,770,896	10,104,705
IFRS 15 Adjustments	1,640,037	1,141,187
Renegotiation of hydrological risk	873,629	1,344,845
Debt charges	—	558,457
FVOCI Financial Instruments	427,390	569,816
Accelerated depreciation	293,257	273,826
Others	763,884	699,460
Total Liabilities	13,769,093	14,692,296

Net Deferred tax liabilities	2,753,185	5,743,750

¹ Impairment - Estimated loss due to assets being irrecoverable

(a) As a result of the acquisition of control of MESA, there was an increase in the amount of tax credits on tax loss and negative basis. As of December 31, 2022, MESA had the amount of R$2,077,784 referring to the balance of deferred tax assets. The Company is developing a restructuring plan that aims to accelerate the use of this tax credit. The plan includes corporate, tax, and financial strategies and initiatives, along with intercompany rating synergies that will enable the Parent company’s restructuring and, consequently, the acceleration of the realization of deferred taxes constituted over tax losses.

The amounts recognized in the financial statements are the result of the Company’s best estimate of future taxable profits, and the basis of the recorded value is formed by the temporary differences, tax loss and negative basis of social contribution of each entity, whose expected realization per future year is as follows:

	Eletrobras	CGT Eletrosul	Furnas	Chesf	Eletropar	Eletronorte	Total
2023	—	192,589	(842,101)	36,902	(3,109)	(8,034)	(623,753)
2024	—	180,538	(898,755)	36,902	(3,109)	(8,033)	(692,457)
2025	—	109,743	(919,144)	8,037	(3,109)	(45,342)	(849,815)
2026	—	(27,666)	(919,144)	7,470	—	(57,735)	(997,075)
After 2027	(427,390)	1,008,174	1,414,050	(677,540)	—	(907,379)	409,915
	(427,390)	1,463,378	(2,165,094)	(588,229)	(9,327)	(1,026,523)	(2,753,185)

In addition, Eletrobras did not present a prospect of future taxable income and, thus, tax credits deferred from tax losses and negative basis of social contribution not recorded in the financial statements add up to the amount of R$2,714,529 on December 31, 2022 (R$3,205,205 on December 31, 2021).

The Company has in its tax books temporary active differences, which if there were the assumptions for accounting recognition, would generate deferred tax assets for R$12,050,743, on December 31, 2022, whose composition is presented below:

Deferred Tax Assets on Unrecognized Temporary Differences	12/31/2022
Provision for Disputes	9,588,690
Actuarial provision	244,336
ECL	1,605,189
Exchange rate variation loss	176,078
Others	436,450
12,050,743

14.4 Reconciliation of income tax and social contribution expenses

	12/31/2022	12/31/2021

	IRPJ/CSLL
Earnings before Corporate Income Tax and Social Contribution	3,347,210	11,059,505

Total Corporate Income Tax and Social Contribution calculated at a rate of 25% and 9%, respectively	(1,138,051)	(3,760,232)

Additions and exclusion effects:
Unrecognized/written of deferred taxes	(2,885,746)	(9,336,783)
Exchange variation	40,131	(136,397)
Equity Method Investments	805,724	722,018
Provisions	1,727,714	5,721,293
Financial Income - Contract Asset	272,872	689,880
Monetary update	(314,694)	48,435
Tax loss offset/Negative basis	—	13,525
Reversal of Tax Credits	(376,652)	(887,365)
Tax incentives	152,059	732,541
Donations	(20,617)	(17,830)
Hydrological Risk Renegotiation	395,666	1,317,411
Other additions and exclusions	645,981	(367,138)
Total Corporate Income Tax and Social Contribution expenses	(695,613)	(5,260,642)
Effective Rate	20.78%	48.03%

(a)Tax Incentives

The Northeast Development Superintendence (SUDENE) and the Amazon Development Superintendence (SUDAM), through constitutive reports, recognized the right to a 75% reduction in income tax and non-refundable surcharges, calculated on the operating profit in electricity generation and transmission activities, whose benefit amount calculated until December 31, 2022, was R$116,797 (R$678,853 on December 31, 2021). Subsidiaries Chesf (SUDENE) and Eletronorte (SUDAM) enjoy these tax benefits.

14.5 - Income tax and social contribution recognized in other comprehensive income

	12/31/2022	12/31/2021
Adjust actuarial gains and losses	(15,068)	(359,964)
Remeasurement of the fair value of financial instruments through OCI	142,426	79,621
Total income tax and social contribution recognized in other comprehensive income	127,358	(280,343)

Accounting Policy

The result of Income Tax and Social Contribution is recognized in the income statement, divided into current and deferred, in the period of the occurrence of the result (profit or loss) to which they refer. Income Tax and Social Contribution, related to other comprehensive income, are recognized directly in shareholders’ equity, without being carried over to profit or loss for the year, and presented in the Statement of Comprehensive Income.

The current and deferred Income Tax and Social Contribution charges calculated based on the rates of 15%, plus a 10% IRPJ surcharge on taxable income for income tax and 9% on taxable income for social contribution on net income, considering the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income for the year.

Income Tax expense and current Social Contribution is calculated based on the results that can be admitted in the calculation of payment of income tax and social contribution for the year.

The result with deferred Income Tax and Social Contribution basically represents the tax result arising from (i) income and expenses that cannot (temporary differences), due to tax rules, be considered in the calculation basis of payment of Income Tax and Social Contribution in the calculation of the year, but which may be used in subsequent years, and (ii) any loss for the year.

Deferred Income Tax and Social Contribution credits (assets), arising from temporary differences or possible losses, are recognized in proportion to the probability of future taxable income and the possibility of using temporary differences.

When there is a legal right and the intention to compensate them, in the calculation of current taxes, deferred taxes, assets and liabilities, related to the same legal entity, are presented by the net in the balance sheet.

NOTE 15 – REIMBURSEMENT RIGHTS AND OBLIGATIONS

	12/31/2022	12/31/2021
Current Assets
Fuel consumption account - CCC (a)	615,540	583,863
Reimbursement of Fixed Assets in Progress (AIC)	211,950	184,985
	827,490	768,848

Non-Current Assets
Fuel consumption account - CCC (a)	2,170,928	5,569,712
Estimated losses CCC - ECL	(340,063)	(340,063)
Reimbursement of Fixed Assets in Progress (AIC)	294,042	397,737
	2,124,907	5,627,386

Total right of reimbursement	2,952,397	6,396,234

Current Liabilities
Negative deviation - Angra 2	—	22,259
PROINFA (c)	1,912,423	836,744
	1,912,423	859,003

Total reimbursement obligation	1,912,423	859,003

(a)	Fuel Consumption Account – CCC

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

Eletrobras and Eletronorte will receive the amounts in 60 monthly installments updated by the IPCA, with payments starting in January 2022. The variation in the year is due to the use of part of the credits to pay the obligations related to the new concession contracts.

(b)Reimbursement of Fixed Assets in Progress (AIC)

They refer to amounts receivable from fixed assets of distributors that were controlled by Eletrobras. The amounts will be received within 48 months and are updated by the SELIC or IPCA rate.

(c)PROINFA

Electricity trading operations under PROINFA generated a positive net balance of R$1,075,679 in the year ended December 31, 2022 (negative R$536,912 in the year ended December 31, 2021), with no effect on the Company’s net income for the year, and this amount is included in the item Reimbursement Obligations.

15.1 – Movement of the right of reimbursement

The changes presented below comprise the years ending December 31, 2022 and 2021.

Opening balance as of December 31, 2021 and 2020	6,396,234	5,588,131
Additions	200,139	701,264
Amortizations[1]	(3,791,877)	(42,492)
CDE Reimbursement	(67,584)	(40,061)
Updates	215,485	827,345
ECL	—	(637,953)
Closing balance as of December 31, 2022 and 2021	2,952,397	6,396,234

¹ Of the total amortizations, the amount of R$2,906,499 refers to the use of inefficiency credits for the acquisition of new electricity generation concession contracts, pursuant to Law No. 14,182/2021. This transaction did not impact the Company’s cash.

15.2 – Flow of receipt of the right of reimbursement at present value

12/31/2022
2023	822,277
2024	801,806
2025	667,946
2026	658,191
2027	2,177
2,952,397

NOTE 16 - CONTRACTUAL TRANSMISSION ASSETS

The Company registers the right to the consideration arising from the construction of the transmission projects, within the scope of the concession contracts, under the item Transmission Contractual Assets. The movement of these assets, in the years ended December 31, 2022 and 2021, is shown in the table below:

	Furnas	Chesf	Eletronorte	CGT Eletrosul	Total
Balance as of December 31, 2020	22,044,369	14,477,124	10,092,792	4,774,239	51,388,524
Acquisition of investee control ¹	—	—	—	1,022,102	1,022,102
Construction revenue	764,804	519,125	116,786	135,125	1,535,840
Financial income	4,238,573	2,922,291	1,836,475	949,287	9,946,626
Regulatory remeasurements - Transmission	1,364,564	2,942,521	312,819	238,840	4,858,744
Write-offs²	—	—	(241,241)	(53,240)	(294,481)
Amortization	(3,917,892)	(2,732,905)	(1,510,376)	(781,214)	(8,942,387)

	Furnas	Chesf	Eletronorte	CGT Eletrosul	Total
Balance on December 31, 2021	24,494,418	18,128,156	10,607,255	6,285,139	59,514,968
Construction revenue	480,112	605,344	143,735	265,116	1,494,307
Financial income	3,252,503	2,403,532	1,399,382	845,839	7,901,256
Regulatory remeasurements - Transmission	19,874	228,155	21,890	95,259	365,178
Transfers	—	—	—	20,762	20,762
Amortization	(3,483,290)	(2,504,388)	(1,399,078)	(857,505)	(8,244,261)
Balance on December 31, 2022	24,763,617	18,860,799	10,773,184	6,654,610	61,052,210

¹ The merger refers to the acquisition of control of the investee Fronteira Oeste Transmissora de Energia S.A. by CGT Eletrosul, which occurred in May 2021; and

² The transmission concession agreement of the incorporated Amazonas GT was terminated, which was indemnified in the amount of R$239,300.

The Company uses as a construction margin of the concession contracts, which added to the construction cost, forms the construction revenue, the weighted average cost of capital - WACC of Eletrobras, of the year of the start of each contract. Annually, the Company compares the asset balance of each contract with the expected flow of future RAPs, considering the discount rate of each contract. Both positive and negative impacts are recorded in construction revenue.

The remuneration rates used (Financial revenue), established at the beginning of each project, are approximately 8.08% per year for renewed contracts, and 7.51% for bidders.

Contract balances are updated (Monetary update) substantially by the IPCA, except for contracts 004/2004, 010/2005, 005/2005, 006/2005 and 034/2001, which are updated by the IGPM.

In 2022, the RAPs of 17 Eletrobras concessions were readjusted due to Periodic Tariff Review – RTP, impacting the contractual assets of the transmission and the Company’s result by R$365,178, under Regulatory remeasurements - Transmission contracts.

In July 2022, ANEEL, through Resolution No. 3.067/2022, approved the values of the RAPs for the 2022/2023 cycle:

Eletrobras Companies	Approved RAP
Furnas	5,439,877
Chesf	4,230,451
Eletronorte	2,580,273
CGT Eletrosul	1,634,642
13,885,243

In June 2022, SGT/ANEEL published Technical Note No. 085/2022, which revisited the requests for reconsideration filed within the scope of the payment of the financial component and re-profiling of RBSE. The production of effects of this Technical Note depends on adequate procedural instruction for the merit of the requests to be analyzed by the collegiate board of ANEEL. The Company continues to monitor and act on the issue so that the assumptions, methodologies and calculations considered so far remain in force.

Of the current balance of the contractual assets relating to transmission, R$36,041,147 correspond to the right to the consideration originated by the non-depreciated infrastructure of RBSE – Basic Network of the Existing System, upon the renewals of the concessions in 2012, pursuant to Law No. 12,783/2013. The flow estimated by the Company for the receipt of RAPs related to RBSE is shown by cycle in the table below:

Cycles	CGT Eletrosul	Chesf	Eletronorte	Furnas	Total
23-24	479,922	2,571,964	1,129,435	4,213,298	8,394,619
24-25	479,922	2,571,964	1,129,435	4,213,298	8,394,619
25-26	479,922	2,571,964	1,129,435	4,213,298	8,394,619
26-27	479,922	2,571,964	1,129,435	4,213,298	8,394,619
27-28	479,922	2,571,964	1,129,435	4,213,298	8,394,619
Total	2,399,610	12,859,820	5,647,175	21,066,490	41,973,095

Accounting Policy

The Company’s transmission assets are treated within the scope of IFRS 15 – Revenue from Contract with Customer. Following IFRS 15, the entity’s right to consideration arising from completed performance obligations, whose effective right of receipt is conditioned to the fulfillment of other contractual obligations, shall be classified as a contract asset, which the Company identifies as Contractual Assets, in the balance sheet.

In order to develop the activities of construction of the transmission infrastructure and operate and maintain it – O&M, within the scope of the electric power transmission concession contracts, the Company is remunerated by the Permitted Annual Revenue – RAP, and by the residual values corresponding to the undepreciated balance of the transmission projects at the end of the concession, calculated by ANEEL, when contractually provided.

For the purposes of accounting records, the Company, based on the projected costs of construction and operation and maintenance, plus the desired profit margins for these activities, separates RAP, stipulated in the concession agreement (Transmission auction), into two parts: (i) the portion of RAP intended for the remuneration of the Construction activity, and (ii) the portion of RAP intended for the remuneration of the Operation and Maintenance activity.

The desired profitability margins are formed based on the weighted average cost of capital (WACC) of Eletrobras, the risks of delays in the works and the regulatory penalties caused by the unavailability of electricity transmission lines.

As the construction of the transmission project develops, the Company recognizes the contractual revenue as an asset in return for the construction revenue, the values of the RAPs related to the transmission project construction and the residual balance, when contractually provided, proportionate to the execution of the project. The contractual asset of the transmission corresponds, therefore, to the values of the RAPs, related to the construction, and the residual balance, when contractually provided, which will be received in the future, brought to present value, in proportion to the execution of the project.

The (implied) discount rate of each concession agreement represents the index that balances the projected financial flow, formed by the projected construction, operation and maintenance costs, the construction, operation and maintenance margins, the projected RAP flows and the projected residual value, when applicable.

The contractual asset is updated monthly by the implicit interest, based on the discount rate of each contract, and by the monetary restatement (IPCA or IGPM), according to the adjustments of the RAPs.

The Annual Allowable Revenues – RAPs of the concession contracts are reviewed every five years, in the Periodic Tariff Review process of ANEEL – RTP, which mainly analyzes the structure of investments made and the rate of capital remuneration, usually resulting in changes in the values of future RAPs. After the publication of RTP’s results by ANEEL, the Company remeasures the flow of future receipts related to the construction of the transmission projects, and, as a result, the balance of the contractual asset is adjusted to consider the new flow of receivables. The difference between the balance of the contractual asset before the RTP and the balance of the contractual asset after the RTP is recorded in the result of the period, under Regulatory Remeasurements – Transmission Agreements.

The effective right to receive cash flows (RAPs) related to construction is subject to the satisfaction of another contractual performance obligation, that of operating and maintaining the infrastructure, so the amortization of the contractual asset (reclassification to accounts receivable from customers) occurs as the Company meets the monthly obligations to operate and maintain the infrastructure. This occurs in the period between the completion of the implementation of the transmission project and the end of the concession.

As the obligation to operate and maintain the infrastructure has been met, the Company recognizes, under accounts receivable from customers, in return for operating and maintenance revenue – O&M, the values of the RAPs related to the operation and maintenance of the transmission projects. Direct recognition in accounts receivable from customers, without transit in the contractual asset, is possible, since the right to receive RAP, originated by the execution of the operation and maintenance activity, does not depend on the fulfillment of other obligations.

NOTE 17 - FINANCIAL ASSETS AND LIABILITIES

	12/31/2022	12/31/2021
Current Assets
Itaipu Financial Asset (a)	389,438	—

Non-Current Assets
Indemnifiable Generation Concessions	—	2,172,162
Itaipu Financial Asset (a)	—	428,865
	389,438	2,601,027

Current Liabilities
Itaipu Financial Liabilities (a)	—	(578,626)
	—	(578,626)

(a)Itaipu’s Financial Assets (Liabilities)

	12/31/2022	12/31/2021
Current Assets / Liabilities
Accounts Receivable	—	3,665,620
Right of Reimbursement	1,738,746	2,837,610
Energy Suppliers - Itaipu	—	(3,213,830)
Reimbursement obligations - Energy trading	—	(1,705,223)
Reimbursement obligations - Adjustment factor	(1,349,308)	(2,162,803)
	389,438	(578,626)
Non-current assets / liabilities
Accounts Receivable	—	406,085
Right of Reimbursement	—	306,339
Reimbursement obligations	—	(283,559)
	—	428,865

	389,438	(149,761)

The effects of the constitution of the financial asset Itaipu are inserted above and detailed below:

●	Adjustment factor

The balances resulting from the Itaipu Binacional adjustment factor, inserted in the Financial Assets and Liabilities items are shown in the following table:

	12/31/2022		12/31/2021
	BRL	US $	BRL	US $
Regulatory assets - Current assets	1,738,746	333,240	2,837,610	508,487
Regulatory assets - Non-current assets	—	—	306,339	54,895
Total assets	1,738,746	333,240	3,143,949	563,382

Reimbursement obligation - Union - Current liabilities	(1,349,308)	(258,602)	(2,162,803)	(387,564)
Reimbursement obligation - Union - Non-current liabilities	—	—	(283,559)	(50,812)
Total liabilities	(1,349,308)	(258,602)	(2,446,362)	(438,376)

Net financial assets	389,438	74,638	697,587	125,006

Adopted Rate:	12/31/2022		12/31/2021
USD	5.22		5.58

The Company’s liabilities will be transferred to the National Treasury until 2024, as a result of the credit assignment operation carried out between the Company and the National Treasury in 1999.Such amounts will be realized through their inclusion in the transfer tariff to be practiced in 2023.

With the completion of the Company’s capitalization process, the responsibility for the commercialization of electricity produced by the Itaipu hydroelectric power plant was transferred to ENBpar.

(b)	Indemnifiable Generation Concessions

According to the new concession agreements signed in June 2022, there is no provision for indemnities for investments relating to the basic projects and investments linked to reversible assets of hydroelectric plants, not yet amortized or not depreciated, whose concessions were extended pursuant to Law No. 12,783/2013. Thus, the assets pending indemnification were written off via the Company’s result. See note 1.2.

Controlled company	Power plant	12/31/2022	12/31/2021
Furnas	Furnas HPP	—	762,191
Furnas	Luiz Carlos de Barreto de Carvalho HPP	—	505,411
Chesf	HPP Paulo Afonso I, II, III and IV	—	449,520
Chesf	Boa Esperança	—	135,370
Furnas	Marimbondo HPP	—	85,448
Chesf	UHE Luiz Gonzaga (Itaparica)	—	65,935
Furnas	UHE Funil	—	49,449
Furnas	UHE Porto Colômbia	—	43,701
Chesf	UHE Xingó	—	38,793
Chesf	UHE Funil	—	14,488
Chesf	UHE Pedra	—	13,141
Eletronorte	UHE Coaracy Nunes	—	5,235
Furnas	Corumbá I HPP	—	3,480
		—	2,172,162

Accounting Policy

The Company’s right triggered by the Itaipu Binacional adjustment factor is periodically adjusted for U.S. inflation and is recognized in the financial result.

NOTE 18 – GUARANTEES AND RESTRICT DEPOSITS

	12/31/2022	12/31/2021
Current Assets
Others	173,996	63,718
	173,996	63,718

Non-Current Assets
Civil	6,377,621	6,423,554
Labor	691,056	678,578
Tax	565,692	471,727
Others	923,644	673,626
	8,558,013	8,247,485

	8,732,009	8,311,203

NOTE 19 - ADVANCE FOR FUTURE CAPITAL INCREASE

Eletrobras and its subsidiaries present in non-current assets, amounts corresponding to Advances for Future Capital Increase (AFAC) in the following investees, according to the changes below:

	Eletronuclear	CGT Eletrosul	Furnas	Eletronorte	Chesf	Total
Balance as of December 31, 2020	1,068,922	90,782	63,404	—	—	1,223,108
Additions	2,447,464	300,000	—	—	—	2,747,464
Inflation adjustment	49,861	—	2,812	—	—	52,673
Return	—	(90,782)	—	—	—	(90,782)
Balance on December 31, 2021	3,566,247	300,000	66,216	—	—	3,932,463
Additions (a)	—	—	—	8,829,807	11,766,222	20,596,029
Capitalizations:	(3,699,574)	(298,941)	—	—	—	(3,998,515)
Inflation adjustment	133,327	(1,059)	5,346	—	—	137,614
Returns	—	—	(71,562)	—	—	(71,562)
Balance on December 31, 2022	—	—	—	8,829,807	11,766,222	20,596,029

(a)The Company defined that payments in return for assets acquired in the capitalization process (grant bonus) were made by its subsidiaries. As a result, the amount collected in the share offering was transferred to the subsidiaries, through advances for future capital increase. The transfer of funds to subsidiary Furnas, in the amount of R$8,908,219 was booked in the investments line and which was capitalized in October 2022 after the issuance of shares by the subsidiary.

Accounting Policy

The resources granted to investees, as an advance for future capital increase, are classified in a specific item of non-current assets, and not in investments, when all the conditions for the payment of these resources in the capital stock of the investees are not satisfied, especially with regard to the number of shares.

After the one-year period, advances for future unpaid capital increase are updated by a contractually established index.

NOTE 20 - INVESTMENTS

	Shares	12/31/2022	12/31/2021
Jointly controlled
Norte Energia S.A. - NESA	49.98%	6,060,822	6,384,303
Energia Sustentável do Brasil S.A. - ESBR	40.00%	3,563,552	3,295,627
Belo Monte Transmissora de Energia S. A.	49.00%	2,005,808	1,895,036
Interligação Elétrica do Madeira S.A. (IE Madeira)	49.00%	1,735,667	1,409,983
Teles Pires Participações S.A. - TPP	49.44%	315,385	789,994
Mata de Santa Genebra Transmissão S.A.	49.90%	548,104	634,284
Chapecoense Geração S.A.	40.00%	253,633	454,259
Empresa de Energia São Manoel S.A.	33.33%	588,913	428,168
Interligação Elétrica Garanhuns S.A. - IE Garanhuns	49.00%	502,090	413,106
Companhia Energética SINOP S.A.	49.00%	526,442	349,256
Energética Águas da Pedra S.A. - EAPSA	49.00%	—	291,327
Enerpeixe S.A.	40.00%	261,789	266,309
STN - Sistema de Transmissão Nordeste S.A.	49.00%	269,217	258,272
Paranaíba Transmissora de Energia S.A.	24.50%	222,169	188,675
Triangulo Mineiro Transmissora de Energia S.A.	49.00%	199,746	182,828
Goiás Transmissão S.A.	49.00%	206,773	177,274
Retiro Baixo Energética S.A.	49.00%	155,470	168,726
MGE Transmissão S.A.	49.00%	196,954	168,273
Rouar S.A.	50.00%	133,828	134,264
Transenergia Renovável S.A.	49.00%	96,112	97,461
Vale do São Bartolomeu Transmissora de Energia S.A.	39.00%	89,860	79,406
Luziania-Niquelandia Transmissora S.A.	49.00%	47,750	38,320
Itaipu	—	—	279,025
Others	24.50% to 54.10%	381,437	364,160
		18,361,521	18,748,336
Associates
Eletronuclear[1]	67.95%	7,188,028	—
Companhia de Transmissão de Energia Elétrica Paulista - CTEEP	35.03%	5,007,916	4,451,016
Companhia Estadual de Transmissao de Energia Eletrica - CEEE-T²	—	—	644,208
Lajeado Energia S.A.	40.07%	96,037	99,516
CEB Lajeado S.A.	40.07%	94,839	74,160
Paulista Lajeado Energia S.A.	40.07%	14,522	37,925
Others	32.59% to 39.02%	1,461,401	1,714,011
		13,862,743	7,020,836
		32,224,264	25,769,172

¹ Eletrobras sold all of its equity interest in CEEE-T to CPFL Comercialização de Energia Cone Sul Ltda, in April 2022.

Measured at fair value

		Shareholder
	Shares	amount [1]	Fair value
	12/31/2022	12/31/2022	12/31/2022	12/31/2021
AES Tietê Energia S.A.	6.80%	147,327	383,958	333,932
Companhia Energética do Ceará	7.06%	76,658	200,391	254,664
Energisa Holding	2.06%	101,897	371,418	354,279
Auren Energia S.A.[2]	1.03%	61,468	152,425	—
Companhia Energética de São Paulo - CESP²	—	—	—	224,090
Centrais Elétricas de Santa Catarina S.A. - CELESC	10.75%	266,636	227,237	281,924
Companhia Paranaense de Energia - COPEL	0.56%	60,413	105,164	92,459
Equatorial Energia Pará	0.99%	16,075	143,008	117,671
Neoenergia Pernambuco[3]	—	—	—	31,941
Energisa Mato Grosso - Distribuidora de Energia S.A.	0.18%	3,064	32,632	32,400
Rio Paranapanema Energia	0.47%	3,924	11,899	14,615
Companhia Energética de Brasília - CEB	2.10%	11,861	16,330	23,650
Others	Between 0.06% to 0.31%	41,416	116,796	116,984
		790,739	1,761,258	1,878,609

¹ Equity value according to the participation of Eletrobras and its subsidiaries in the share capital of the companies.

² Companhia Energética de São Paulo (CESP) was merged into Auren Energia S.A. in January 2022; and

³ Eletrobras sold its entire equity interest in Neoenergia Pernambuco in October 2022.

20.1 - Estimated losses on investments

The Company estimates the recoverable amount of its investments in the Affiliates based on their value to the shareholder, calculated from the discounted cash flow or their market value, whichever is largest, in accordance with IAS 36 - Impairment of Assets, for cases in which there has been any transaction under market conditions for any SPE.

The assumptions used are the Company’s Management’s best estimate of future trends in the electricity sector and are based both on external sources of information and on historical data from the SPEs. The main premises are described below:

●	Growth compatible with historical data and growth prospects for the Brazilian economy;
●	Discount rate per year (after taxes*) specific to each SPE, respecting the capital structure and cost of debt of each one, using the WACC, using the same parameters, except for the capital structure and cost of debt, used to calculate the discount rates for corporate assets. For more information, see note 23;
●	Revenues projected in accordance with the contracts, with no provision for extending the concession / authorization; and
●	Expenses considering the Business Plan of each investee and the historical values realized.

* The use of post-tax discount rates in determining the amounts in use would not result in materially different recoverable amounts if pre-tax rates were used.

	CONSOLIDATED
	12/31/2022	12/31/2021
Teles Pires Participações S.A. - TPP	468,478	—
Energia Sustentável do Brasil S.A. - ESBR	—	309,617
Interligação Elétrica do Madeira S.A. – (IE Madeira)	92,192	310,411
Companhia Energética SINOP S.A.	139,677	354,900
Empresa de Energia São Manoel S.A.	—	177,516
Transnorte Energia S.A.	122,787	133,058
Mata de Santa Genebra Transmissão S.A.	141,393	73,868
Others	16,652	7,294
	981,179	1,366,664

20.2 – Business Combination: Acquisition of control of Madeira Energia S.A. (MESA)

Due to disagreements between SAESA and Consórcio Construtor Santo Antônio (CCSA), in November 2015, SAESA filed an arbitration proceeding against CCSA in the International Chamber of Commerce – ICC seeking to declare CCSA’s responsible for the costs of replacing the reserves for the electricity purchase agreements executed by SAESA [due to changes in the contractually agreed timetable]. In February 2022, the International Arbitration Court issued an unfavorable award, triggering disbursement obligations for SAESA.

In order to meet the financial obligations from this adverse decision imposed on Santo Antônio Energia SA (SAESA), a wholly owned subsidiary of MESA, in June 2022, Furnas subscribed 5,494,950,237 common shares for R$ 681,374, as a result of the preemptive right under the capital increase of MESA, and 7,267,560,939 new subscribed common shares as a result of the surplus shares of the capital increase, for a subscription price of R$ 901,177, totaling R$1,582,551 in aggregate. With the payment of the shares, the participation of Furnas in MESA increased from 43.05% to 72.36%.

On July 8, 2022, the rescission of the MESA Shareholders’ Agreement was signed, with this act, Furnas, who holds 72.36% of the share capital, now has the rights to direct the relevant activities of the Company, thus becoming the controlling shareholder of MESA.

The assumption of control by Furnas, from the termination of the Shareholders’ Agreement, constitutes a business combination, pursuant to IFRS 3 – Business Combinations.

In order to classify the consideration of the business combination, R$ 1,582,551, the amount corresponding to the payment of the share capital of MESA was valued at fair value, as per the table below:

		Fair value		Fair value -
	Book value	adjustments to	Fair value	current interest
Balance Sheet - MESA	06/30/2022	inventories	(100.00%)	(72.36%)
Financial assets
Cash and cash equivalents	1,762,742	—	1,762,742	1,275,591
Deferred income tax/social contribution	2,077,704	—	2,077,704	1,503,510
Other Assets	758,493	—	758,493	548,876
Fixed and intangible assets	18,991,316	1,213,000	20,204,316	14,620,651
	23,590,255	1,213,000	24,803,255	17,948,628

Liabilities
Loans and financing	19,979,063	—	19,979,063	14,457,649
Other Liabilities	2,687,907	58,026	2,745,933	1,987,067
	22,666,970	58,026	22,724,996	16,444,716

Net assets (liabilities)	923,285	1,154,974	2,078,259	1,503,912

Despite the R$1,503,912 net value, highlighted above, the Company’s assessment report demonstrated the need to book provisions for loss, as the value added to the asset, resulting from additional investments, was initially considered partially unrecoverable.

In the year ended on December 31, 2021, the Company recorded a balance of zero for the MESA investment and a provision for unsecured liability in the amount of R$705,864, related to the arbitration process, which was assumed by the Company. On December 31, 2022, the Company result was impacted by R$250,551, referring to the provision for investment loss, recognized in the line estimated losses on investments. See note 40.1.

On December 31, 2022, the MESA investment balance is R$604,377. Eletrobras studies the plans that may allow the complete recoverability of the amount invested, including considering possible changes in the business plan of the investee.

20.3 - Change in investments

			Transfer to
			asset held	Other	Increase/Reduction	Dividends and
	Balance as of	Effects of	for sale /	Comprehensive	of share	interest on own	Equity pickup	Estimated loss	Balance as of
Subsidiaries, affiliates and jointly controlled companies	12/31/2021	deconsolidation	Write-off	Results	capital	capital	method	on investments	12/31/2022
Eletronuclear	—	6,571,987	—	474,581	—	—	141,460	—	7,188,028
Norte Energia S.A. – NESA	6,384,303	—	—	—	—	—	(323,481)	—	6,060,822
Companhia de Transmissão de Energia Elétrica Paulista - CTEEP	4,451,016	—	—	75,855	(11,244)	(250,310)	742,599	—	5,007,916
Energia Sustentável do Brasil S.A. - ESBR	3,295,627	—	—	—	—	—	(41,692)	309,617	3,563,552
Belo Monte Transmissora de Energia S. A.	1,895,036	—	—	—	—	(66,400)	177,172	—	2,005,808
Interligação Elétrica do Madeira S.A. (IE Madeira)	1,409,983	—	—	—	—	(123,598)	231,063	218,219	1,735,667
Empresa de Energia São Manoel S.A.	428,168	—	—	—	—	—	(16,771)	177,516	588,913
Mata de Santa Genebra Transmissão S.A.	634,284	—	—	—	—	(74,570)	55,915	(67,525)	548,104
Companhia Energética SINOP S.A.	349,256	—	—	—	—	—	(38,037)	215,223	526,442
Interligação Elétrica Garanhuns S.A. - IE Garanhuns	413,106	—	—	—	—	(7,415)	96,399	—	502,090
Teles Pires Participações S.A. - TPP	789,994	—	—	—	46,336	—	(52,467)	(468,478)	315,385
STN - Sistema de Transmissão Nordeste S.A.	258,272	—	—	—	—	(52,964)	63,909	—	269,217
Enerpeixe S.A.	266,309	—	—	—	—	—	(4,520)	—	261,789
Chapecoense Geração S.A.	454,259	—	—	—	—	(369,709)	169,083	—	253,633
Paranaíba Transmissora de Energia S.A.	188,675	—	—	—	—	(10,433)	43,927	—	222,169
Goiás Transmissão S.A.	177,274	—	—	—	—	(9,188)	38,687	—	206,773
Triangulo Mineiro Transmissora de Energia S.A.	182,828	—	—	—	—	(5,145)	22,063	—	199,746
MGE Transmissão S.A.	168,273	—	—	—	—	(8,934)	37,615	—	196,954
Retiro Baixo Energética S.A.	168,726	—	—	—	—	(37,513)	24,257	—	155,470
Lajeado Energia S.A.	99,516	—	—	67	—	(115,640)	112,094	—	96,037
Rouar S.A.	134,264	—	—	(9,089)	—	(4,734)	13,387	—	133,828
Transenergia Renovável S.A.	97,461	—	—	—	—	(13,514)	12,165	—	96,112
CEB Lajeado S.A.	74,160	—	—	18	—	(37,123)	57,784	—	94,839
Vale do São Bartolomeu Transmissora de Energia S.A.	79,406	—	—	—	—	(6,240)	16,694	—	89,860
Luziania-Niquelandia Transmissora S.A.	38,320	—	—	—	—	(5,700)	15,130	—	47,750
Paulista Lajeado Energia S.A.	37,925	—	—	—	—	(13,690)	(9,713)	—	14,522
Companhia Estadual de Transmissão de Energia Elétrica - CEEE-T¹	644,208	—	(648,271)	—	—	4,063	—	—	—
Energética Águas da Pedra S.A. – EAPSA	291,327	—	(286,776)	—	—	(65,154)	60,603	—	—
Itaipu²	279,025	—	(279,025)	—	—	—	—	—	—
Construtora Integração Ltda³	21,527	—	(21,879)	—	—	—	352	—	—
Others	2,056,644	—	(344,832)	23,414	13,110	(266,278)	360,132	648	1,842,838
	25,769,172	6,571,987	(1,580,783)	564,846	48,202	(1,540,189)	2,005,809	385,220	32,224,264

1 Eletrobras sold all of its equity interest in CEEE-T to CPFL Comercialização de Energia Cone Sul Ltda, in April 2022;

2 In June 2022, Eletrobras transferred all of its equity interest in Itaipu to ENBpar. The amounts receivable for the transfer can be identified in note 10; and

3 In August 2022, SPE Construtora Integração Ltda was closed.

			Transfer to asset	Other					Dividends and
	Balance as of		held for sale (d)/	Comprehensive	AFAC		Increase/Reduction	Investees'	interest on own	Equity pickup	Provision/	Balance as of
Subsidiaries, affiliates and jointly controlled companies	12/31/2020	Pay-in capital	Write-off (e)	Results	capitalization	Taking Over	of share capital	adjustments	capital	method	Reversal for Loss	12/31/2021
Norte Energia S.A. – NESA	6,600,626	—	—	—	—	—	—	—	—	(216,323)	—	6,384,303
Companhia de Transmissão de Energia Elétrica Paulista - CTEEP	4,314,282	11,843	—	(4,084)	—	—	9,082	—	(846,968)	966,861	—	4,451,016
Energia Sustentável do Brasil S.A. - ESBR	3,250,575	—	—	—	—	—	—	—	—	(77,581)	122,633	3,295,627
Belo Monte Transmissora de Energia SPE S.A.	1,702,719	—	—	—	—	—	—	(43,996)	(37,963)	162,902	111,374	1,895,036
Interligação Elétrica do Madeira S.A. (IE Madeira)	1,375,039	—	—	—	—	—	—	279	(132,921)	267,906	(100,320)	1,409,983
Madeira Energia S.A. (MESA)	906,289	—	—	—	—	—	—	—	—	(972,661)	66,372	—
Norte Brasil Transmissora de Energia S.A. - NBTE (a)	795,287	—	(740,382)	—	—	—	—	29,441	—	23,746	(108,092)	—
Teles Pires Participações S.A. - TPP	746,820	38,679	—	—	—	—	—	—	—	4,495	—	789,994
Companhia Energética SINOP S.A.	555,783	—	—	—	—	—	—	—	—	(69,907)	(136,620)	349,256
Empresa de Energia São Manoel S.A.	434,379	—	—	—	—	—	—	—	—	(26,162)	19,951	428,168
Mata de Santa Genebra Transmissão S.A.	534,167	—	—	—	—	—	—	—	(13,559)	62,921	50,755	634,284
Chapecoense Geração S.A.	373,740	—	—	—	—	—	—	—	(93,861)	174,380	—	454,259
Interligação Elétrica Garanhuns S.A. - IE Garanhuns	324,874	—	—	—	—	—	—	—	(14,532)	64,695	38,069	413,106
Enerpeixe S.A.	265,711	—	—	—	—	—	—	—	1,725	(1,127)	—	266,309
Energética Águas da Pedra S.A. – EAPSA	244,444	—	—	—	—	—	—	—	(50,894)	97,777	—	291,327
Transmissora Sul Litorânea de Energia S.A. - TSLE	171,632	17,194	—	—	—	(200,605)	—	—	(13,041)	24,820	—	—
STN - Sistema de Transmissão Nordeste S.A.	217,861	—	—	—	—	—	—	36,322	(46,226)	50,315	—	258,272
Goiás Transmissão S.A.	212,431	—	—	—	—	—	—	—	(79,724)	44,567	—	177,274
Paranaíba Transmissora de Energia S.A.	173,434	—	—	—	—	—	—	—	(5,732)	20,973	—	188,675
Rouar S.A.	128,315	—	—	10,990	—	—	(5,338)	—	(5,099)	5,396	—	134,264
Transnorte Energia S.A.	25,498	—	—	—	9,800	—	—	—	—	(11,177)	(24,121)	—
MGE Transmissão S.A.	137,148	—	—	—	—	—	—	—	(7,332)	38,457	—	168,273
Transenergia Renovável S.A.	116,395	—	—	—	—	—	—	—	(33,401)	14,467	—	97,461
Retiro Baixo Energética S.A.	157,183	—	—	—	1,225	—	—	—	(3,214)	13,532	—	168,726
Triangulo Mineiro Transmissora de Energia S.A.	126,654	—	—	—	—	—	—	34,220	(3,920)	25,874	—	182,828
Vale do São Bartolomeu Transmissora de Energia S.A.	64,019	—	—	—	—	—	—	—	—	15,387	—	79,406
Lajeado Energia S.A.	90,340	—	—	175	—	—	—	—	(126,889)	135,890	—	99,516
CEB Lajeado S.A.	67,956	—	—	18	—	—	—	—	(25,769)	31,955	—	74,160
Paulista Lajeado Energia S.A.	38,056	—	—	—	—	—	—	—	(19,502)	19,371	—	37,925
Luziania-Niquelandia Transmissora S.A.	31,179	—	—	—	—	—	—	—	(5,348)	12,489	—	38,320
Fronteira Oeste Transmissora de Energia	79,003	—	—	—	—	(105,018)	—	—	—	2,134	23,881	—
Others	2,734,404	35,593	(20,831)	196,657	—	—	—	(67,637)	(404,263)	525,216	2,265	3,001,404
Total Investments	26,996,243	103,309	(761,213)	203,756	11,025	(305,623)	3,744	(11,371)	(1,968,433)	1,431,588	66,147	25,769,172

20.4 - Summary of information on the main joint ventures and associates

	12/31/2022
	Percentage of	Current	Non-current	Total	Current	Non-current		Total	Net operating	Net
	participation	assets	assets	Assets	Liabilities	liabilities	Equity	liabilities	revenue	Profit / (Loss)
Jointly controlled companies
Norte Energia S.A. - NESA	49.98%	1,760,261	41,668,551	43,428,812	2,254,754	29,070,142	12,103,916	43,428,812	5,565,305	(647,346)
Energia Sustentável do Brasil S.A. - ESBR	40.00%	1,210,513	19,354,405	20,564,918	1,058,167	10,597,876	8,908,875	20,564,918	3,116,478	(104,235)
Belo Monte Transmissora de Energia SPE S.A.	49.00%	1,140,735	7,679,713	8,820,448	630,800	4,096,162	4,093,486	8,820,448	954,985	360,022
Interligação Elétrica do Madeira S.A. (IE Madeira)	49.00%	931,271	6,251,143	7,182,414	634,666	2,817,425	3,730,323	7,182,414	735,154	471,557

Associates
Companhia de Transmissão de Energia Elétrica Paulista - CTEEP	35.74%	4,670,170	27,573,380	32,243,550	1,293,346	14,413,723	16,536,481	32,243,550	5,450,570	2,319,791
Eletronuclear	67.95%	4,610,349	18,373,593	22,983,942	2,434,613	9,970,923	10,578,406	22,983,942	3,963,282	308,977

	12/31/2021
									Net
	Percentage of	Current	Non-current		Current	Non-current			operating	Net Profit /
	participation	assets	assets	Total Assets	Liabilities	liabilities	Equity	Total 1iabilities	revenue	(Loss)
Jointly controlled companies
Norte Energia S.A. - NESA	49.98%	1,489,913	41,641,146	43,131,059	1,678,941	28,705,845	12,746,273	43,131,059	4,836,435	(432,814)
Energia Sustentável do Brasil S.A. - ESBR	40.00%	567,089	19,816,570	20,383,659	730,876	10,639,673	9,013,110	20,383,659	2,783,506	(193,955)
Belo Monte Transmissora de Energia SPE S.A.	49.50%	1,073,113	7,438,788	8,511,901	546,168	4,098,559	3,867,174	8,511,901	896,974	326,221
Interligação Elétrica do Madeira S.A. (IE Madeira)	49.50%	928,778	6,088,383	7,017,161	610,022	2,896,130	3,511,009	7,017,161	920,715	546,746
Madeira Energia S.A. (MESA)	43.00%	927,739	23,286,096	24,213,835	2,309,383	20,412,415	1,492,037	24,213,835	3,757,969	(12,386)

Associates
Companhia de Transmissão de Energia Elétrica Paulista - CTEEP	35.08%	3,747,849	25,228,890	28,976,739	1,229,194	12,954,810	14,792,735	28,976,739	5,534,129	3,037,808

20.5 - Market value of associates that are quoted on the stock exchange

		Fair Value [1]
Publicly traded companies	Shares	12/31/2022	12/31/2021
Valued using the equity method
Companhia de Transmissão de Energia Elétrica Paulista - CTEEP	35.74%	5,566,247	5,775,156
Equatorial Maranhão Distribuidora de Energia S.A.	33.41%	1,348,024	2,238,434
Companhia Estadual de Transmissão de Energia Elétrica - CEEE-T²	—	—	1,180,812
Empresa Metropolitana de Águas e Energia S.A. – EMAE	40.44%	1,015,837	1,095,497
Companhia Estadual de Distribuição de Energia Elétrica - CEEE-D	4.62%	119,615	152,108

¹ Based on the stock price on the base date.

² Eletrobras sold all of its equity interest in CEEE-T to CPFL Comercialização de Energia Cone Sul Ltda, in April 2022.

20.6 - Shares under guarantee

Since the Company has several lawsuits within the scope of the Judiciary, where it appears as a defendant, see note 34, equity interests are offered as a guarantee, in the resources of these lawsuits, as follows:

12/31/2022
Shares	Value of	Percent of	Investment
corporate	Investment	block	blocked
Companhia de Transmissão de Energia Elétrica Paulista - CTEEP	4,902,846	85.49%	4,191,276
AES Tietê Energia S.A.	383,958	74.22%	284,989
Energisa Holding	371,418	58.56%	217,490
Centrais Elétricas de Santa Catarina S.A. - CELESC	227,237	45.72%	103,896
Companhia Energética do Ceará	200,391	10.73%	21,493
Auren Energia S.A.	152,425	74.02%	112,832
Companhia Energética de Brasília - CEB	16,330	83.13%	13,576
Others	1,271,407	64.14% to 100%	997,195
	7,526,012		5,942,747

20.7 - Net Working Capital of Subsidiaries and Affiliates

(a) Direct and indirect subsidiaries

Eletronorte – Its main objective is the generation and transmission of electricity. In the year ended December 31, 2022, the subsidiary had a negative net working capital of R$712,544.

Madeira Energia S.A. – Its main objective is the operation and maintenance of the Santo Antônio Hydroelectric Power Plant and its transmission system. In the year ended December 31, 2022, the subsidiary had a negative net working capital of R$752,010.

(b) Affiliates

The Company and its subsidiaries hold interests in the companies Norte Energia S.A., Teles Pires Participações S.A., Paulista Lajeado S.A., Enerpeixe S.A., Vamcruz I Participações S.A., Chapecoense and Foz do Chapecó Energia S.A. that presented in the year ended December 31, 2022, negative net working capital of R$494,493, R$90,899, R$18,459, R$271,746, R$49,384, R$35,089 and R$35,453 respectively.

Accounting Policy

The Company evaluates its investments in subsidiaries, jointly controlled and affiliated companies using the equity method, see note 4.4, and other investments in equity interests at fair value. The fair value considered for these shares corresponds to the current price of the shares traded on the Stock Exchange.

Changes in the value of investments in equity investments valued at fair value, resulting from the change in share prices, are recorded directly in shareholders’ equity, as other comprehensive income. Dividend receipts paid to the Company by these investees are recorded in profit or loss.

In the consolidated balance sheet, the balance sheet balances of the Company’s subsidiaries are distributed, according to the nature, under the items of assets and liabilities, thus not comprising the consolidated balance of investments. See note 4.4.

NOTE 21 - FIXED ASSETS

Property, plant, and equipment items refer substantially to the infrastructure for generating electricity from non-extended concessions and corporate assets.

The following shows the movement of property, plant, and equipment:

		Effects of
	Balance as of	deconsolidation -	Acquisition of	Addition /	Write-offs /			Balance as of
	12/31/2021	Eletronuclear	control - MESA (a)	Constitution	Reversals (b)	Depreciation	Transfers	12/31/2022
Fixed assets in service
Dams, reservoirs and water mains	6,412,995	(1,283)	6,506,951	—	(1,675,657)	(495,697)	718,982	11,466,291
Buildings, civil works and improvements	2,885,165	(492,840)	3,532,292	—	(462,751)	(212,703)	108,206	5,357,369
Machines and equipment	12,225,806	(3,124,977)	7,329,149	249,346	(1,149,201)	(766,561)	1,702,504	16,466,066
Others	278,971	(41,624)	348,979	3,125	(204,807)	(70,177)	956	315,423
Impairment[1]	(2,454,840)	—	—	(287,874)	205,879	—	—	(2,536,835)
	19,348,097	(3,660,724)	17,717,371	(35,403)	(3,286,537)	(1,545,138)	2,530,648	31,068,314

Fixed assets in progress	17,484,344	(14,600,061)	141,896	2,014,982	(150,362)	—	(2,174,557)	2,716,242
Impairment[1]	(4,508,764)	4,508,764	—	—	—	—	—	—
	12,975,580	(10,091,297)	141,896	2,014,982	(150,362)	—	(2,174,557)	2,716,242
Right of Use
Fixed assets in service
Buildings, civil works and improvements	170,631	—	2,023	805	(84)	(31,990)	(2,103)	139,282
Machines and equipment	861,977	(8,514)	—	15,847	—	(67,592)	2,075	803,793
Others	11,696	—	—	602	—	(224)	—	12,074
	1,044,304	(8,514)	2,023	17,254	(84)	(99,806)	(28)	955,149

	33,367,981	(13,760,535)	17,861,290	1,996,833	(3,436,983)	(1,644,944)	356,063	34,739,705

¹Impairment - Estimated loss due to assets being unable to recover.

(a) Furnas acquired control of Madeira Energia S.A. (MESA) in July 2022, see note 20.2.

(b) On December 31, 2022, the Company recorded a balance of R$3,286,537 of write-offs/reversals of fixed assets in service that corresponds, substantially, to the write-off of the residual value of Tucuruí HPP, in line with the provisions of CNPE resolution No. 15/2021, due to the indemnity referring to the new concession contracts, see note 1.2.1. The same regulation established the amount of R$5,062,717 referring to the indemnities of the concession contracts of the Tucuruí HPP and Curuá-Una HPP in force at the time. This operation generated a gain, net of taxes, in the amount of R$1,603,150 related to the difference between the book value and the amount of indemnification. See note 1.2.2.

						Transfers
	Balance as of	Addition /	Write-offs /			Held for	Balance as of
	12/31/2020	Constitution	reversals	Depreciation	Transfers	Sale/Merger	12/31/2021
Fixed assets in service
Dams, reservoirs and water mains	6,689,554	—	—	(305,483)	28,924	—	6,412,995
Buildings, civil works and improvements	3,124,535	3,447	—	(193,055)	(32,865)	(16,897)	2,885,165
Machines and equipment	11,928,760	67,914	(179,523)	(1,160,899)	1,692,395	(122,841)	12,225,806
Others	218,452	23,832	13,851	(16,567)	39,391	12	278,971
Impairment[1]	(3,056,704)	(262,738)	738,730	—	102,110	23,762	(2,454,840)
	18,904,597	(167,545)	573,058	(1,676,004)	1,829,955	(115,964)	19,348,097

Fixed assets in progress	17,159,375	2,432,269	(271,206)	—	(1,729,474)	(106,620)	17,484,344
Impairment[1] (b)	(4,508,764)	—	—	—	—	—	(4,508,764)
	12,650,611	2,432,269	(271,206)	—	(1,729,474)	(106,620)	12,975,580

Right of Use
Fixed assets in service
Buildings, civil works and improvements	156,901	45,823	2,903	(34,673)	(323)	—	170,631
Machines and equipment	946,935	—	(43)	(84,911)	(4)	—	861,977
Others	3,868	7,778	—	(256)	306	—	11,696
	1,107,704	53,601	2,860	(119,840)	(21)	—	1,044,304

	32,662,912	2,318,325	304,712	(1,795,844)	100,460	(222,584)	33,367,981

¹ Impairment - Estimated loss due to assets being irrecoverable.

(a)	On December 31, 2021, of the total amount of fixed assets in progress of R$17,484,344, the amount of R$14,600,060 refers to the Angra 3 project (R$13,266,022 on December 31, 2020)
(b)	As of December 31, 2021, the amount of R$4,508,764 of the estimated impairment loss on fixed assets in progress refers to the Angra 3 project (R$4,508,764 as of December 31, 2020).

Average depreciation rate and historical cost:

	12/31/2022				12/31/2021
	Average				Average
	depreciation	Cost	Accumulated		depreciation	Cost	Accumulated
	rate per year	Historic	depreciation	Net value	rate per year	Historic	depreciation	Net value
Fixed assets in service
Dams, reservoirs and pipelines	3.07%	22,752,509	(11,286,218)	11,466,291	2.18%	15,418,627	(9,005,632)	6,412,995
Buildings, civil works and improvements	3.24%	10,977,908	(5,620,539)	5,357,369	2.57%	8,214,167	(5,329,002)	2,885,165
Machinery and equipment	3.91%	43,366,209	(26,900,143)	16,466,066	4.38%	42,054,751	(29,828,944)	12,225,806
Others[1]	5.96%	499,472	(184,049)	315,423	5.30%	742,900	(463,929)	278,971
		77,596,098	(43,990,949)	33,605,149		66,430,445	(44,627,507)	21,802,938

Fixed assets in progress		2,716,242	—	2,716,242		17,484,344	—	17,484,344
		2,716,242	—	2,716,242		17,484,344	—	17,484,344

Estimated loss
Impairment[2]		—	—	(2,536,835)		—	—	(6,963,604)
		—	—	(2,536,835)		—	—	(6,963,604)
Right of Use
Buildings, civil works and improvements	12.71%	236,911	(97,629)	139,282	10.97%	239,806	(69,175)	170,631
Machinery and equipment	4.81%	1,801,469	(997,676)	803,793	3.87%	1,858,559	(996,582)	861,977
Others[1]	3.73%	14,502	(2,428)	12,074	2.40%	13,997	(2,301)	11,696
		2,052,882	(1,097,733)	955,149		2,112,362	(1,068,058)	1,044,304

		82,365,222	(45,088,682)	34,739,705		86,027,150	(45,695,565)	33,367,981

1 The amount is substantially composed of land, vehicles, furniture and fixtures and special obligations.

2 Impairment - Estimated loss due to assets being irrecoverable.

More information about the estimated loss due to impairment, see note 23.

Accounting Policy

Fixed assets are initially measured at their cost. Cost includes expenses directly attributed to the acquisition, construction of the assets and expenses for putting the asset into operation. Subsequently, fixed assets are deducted by depreciation and impairment loss, if verified. See note 23 for more information.

Property, plant and equipment items refer substantially to the electricity generation infrastructure of the Company’s concessions. Depreciation of these assets begins when they are ready to operate, being recognized linearly based on the estimated useful life of each asset and the residual value of these assets at the end of the concessions. The Company considers that the useful life estimated by ANEEL for fixed assets items adequately expresses the useful life of the assets, so it adopts the depreciation rates determined by ANEEL.

The Company’s electricity transmission infrastructure is not classified in Fixed Assets, due to the contractual characteristics of the concessions. The rights to the consideration arising from the construction of the transmission projects are recorded under the item Transmission Contractual Assets. For further information, see note 16.

Right of Use assets are also depreciated linearly, by the contractual terms of leases.

NOTE 22 - INTANGIBLE ASSETS

The Company entered into new electricity generation concession agreements, as highlighted in notes 1.2.1 and 3, replacing the concession agreements in force at the time for the hydroelectric plants contemplated by Law No. 14,182/2021, in the capitalization process of Eletrobras, which are presented below:

		Effects of
	Balance as of	deconsolidation -	Acquisition of	Additions/	Write-offs/			Balance as of
	12/31/2021	Eletronuclear	control - MESA	Constitutions	Reversals	Amortizations	Transfers	12/31/2022
Intangible assets in service
Concessions (a)	4,169,739	—	880,584	75,021,254	(1,156)	(1,013,732)	—	79,056,689
Software	120,097	(18,790)	463	7,183	—	(18,198)	21,778	112,533
Goodwill	158,460	—	—	—	—	(8,196)	(57,625)	92,639
Use of the Public Good	88,068	—	134,741	—	—	(5,005)	—	217,804
Others	69,008	—	109,794	10,726	(7,754)	(42,934)	9,531	148,371
	4,605,372	(18,790)	1,125,582	75,039,163	(8,910)	(1,088,065)	(26,316)	79,628,036

Impairment¹	(70,092)	—	—	(100,153)	17,257	—	—	(152,988)

	4,535,280	(18,790)	1,125,582	74,939,010	8,347	(1,088,065)	(26,316)	79,475,048
Intangible assets in progress
Software	275,941	(60,403)	4,448	112,645	—	—	(27,792)	304,839
Others	180,955	—	—	48,997	(5,002)	—	(24,256)	200,694
	456,896	(60,403)	4,448	161,642	(5,002)	—	(52,048)	505,533

	4,992,176	(79,193)	1,130,030	75,100,652	3,345	(1,088,065)	(78,364)	79,980,581

¹ Impairment - Estimated loss due to assets being irrecoverable

(a)The balance of concessions is composed of the values of the renegotiation of the hydrological risk and the additions from the new concession contracts signed in June 2022. More information, see note 1.2.1.

	Balance as of	Additions /	Write-offs /		Assets held		Balance as of
	12/31/2020	Constitutions	Reversals	Amortization	for sale	Transfers	12/31/2021
Intangible assets in service
Renegotiation of Hydrological Risk	155,140	3,893,389	(27,440)	(223,848)	—	372,498	4,169,739
Software	123,339	877	(2,518)	(52,712)	—	51,111	120,097
Goodwill	306,602	57,626	—	(10,700)	2	(195,070)	158,460
Easements	83,223	6,799	—	(1,954)	—	—	88,068
Use of the Public Good	31,210	80,320	(41,213)	(4,814)	(476)	3,981	69,008
Others	699,514	4,039,011	(71,171)	(294,028)	(474)	232,520	4,605,372

Impairment[1]	(305,292)	(684)	40,814	—	—	195,070	(70,092)
	394,222	4,038,327	(30,357)	(294,028)	(474)	427,590	4,535,280

Intangible assets in progress
Software	185,487	111,617	(12,174)	—	—	(8,989)	275,941
Easements	882	—	—	—	(227)	(655)	—
Others	204,903	393,472	(181)	—	—	(417,239)	180,955
	391,272	505,089	(12,355)	—	(227)	(426,883)	456,896

	785,494	4,543,416	(42,712)	(294,028)	(701)	707	4,992,176

¹ Impairment - Estimated loss due to assets being irrecoverable

Average amortization rate and historical cost:

	12/31/2022					12/31/2021
	Average				Average
	Amortization		Accumulated		Amortization		Accumulated
	Rate	Cost Historic	Amortizations	Net Value	Rate	Cost Historic	Amortizations	Net Value
Intangible assets in service
Concessions	6.12%	80,484,396	(1,427,707)	79,056,689	10.16%	4,557,858	(388,119)	4,169,739
Software	22.62%	473,331	(360,798)	112,533	20.00%	585,584	(465,487)	120,097
Goodwill	3.39%	241,527	(148,888)	92,639	3.56%	300,512	(142,052)	158,460
Use of the Public Good	2.75%	306,888	(89,084)	217,804	3.53%	107,547	(19,479)	88,068
Others	21.31%	322,737	(174,366)	148,371	18.65%	169,665	(100,657)	69,008
		81,828,879	(2,200,843)	79,628,036		5,721,166	(1,115,794)	4,605,372

Impairment¹				(152,988)				(70,092)

		81,828,879	(2,200,843)	79,475,048		5,721,166	(1,115,794)	4,535,280

Intangible assets in progress
Software		304,839	—	304,839		275,941	—	275,941
Others		200,694	—	200,694		180,955	—	180,955
		505,533	—	505,533		456,896	—	456,896

		82,334,412	(2,200,843)	79,980,581		6,178,062	(1,115,794)	4,992,176

¹ Impairment - Estimated loss due to assets being irrecoverable

The intangibles arising from the new concession contracts, whose operating regime provided for in the original contracts was Independent Energy Production – PIE, are amortized on a straight-line basis, starting from July 2022 until June 2052. The new concession contracts, where the regime is of physical guarantee quotas, will be amortized, between January 2023 and June 2052, in proportion to the reduction imposed by the restriction of the right of free electricity trading, established by CNPE Resolution No. 015/2021 (physical guarantee quotas).

The consolidated annual amortization flow of the new concessions will be as follows:

2023	2024	2025	2026	2027 to 2051	2052
1,379,845	1,692,644	2,005,443	2,318,242	2,631,042	1,315,521

Accounting Policy

Intangible assets are initially measured at their cost and subsequently deducted from amortization and impairment loss, if verified. For more information, see note 23.

The Company’s intangible assets are substantially formed by the acquired rights to explore electricity generation projects under the new concession agreements, in connection with Eletrobras privatization process, which took place in 2022.

The initial cost of intangibles arising from Eletrobras privatization process was formed based on the value of the obligations and indemnities determined by Law No. 14,182/2021, see note 1.2.1. The amortization of these assets will be carried out on a straight-line basis for the period of the respective contracts, and those that had the change in the regime of quotas for energy trading will be amortized progressively, according to the projection of evolution of associated revenues, considering that the legislation determines the volume of energy trading limited to 20% from 2023 and with an increase of 20% per year, reaching the maximum volume in five years.

NOTE 23 – RECOVERABLE VALUE OF LONG-TERM ASSETS

The Company estimates the recoverable value of its fixed and intangible assets based on value in use, which is measured based on the present value of the estimated future cash flow. The assumptions used consider the Company’s Management’s best estimate of future trends in the electricity sector and are based on both external sources of information and on historical data from the cash-generating units.

The main assumptions defined below were considered:

●	Growth compatible with historical data and growth prospects for the Brazilian economy;
●	Discount rate per year in the year ended December 31, 2022, after taxes, specific to the segments tested: 4.82% and 5.58% for the generation segment without and with the SUDAM/SUDENE tax benefit, respectively (as of December 31, 2021, 4.70% for non-renewed generation without the SUDAM/SUDENE benefit, 5.23% for non-renewed generation and 5.20% for renewed generation with the benefit), considering the weighted average cost of capital;
●	The discount rate per year, before taxes, for the corporate ventures tested varies between 4.27% and 15.31%;
●	Revenues projected in accordance with the contracts, without provision for extending of the concession / authorization.
●	Expenses segregated by cash-generating unit, projected based on the Business and Management Master Plan (PDNG) for 5 years and consistent with the plan for the other years, until the end of the concessions and without considering future renewals / extensions; and
●	The Company treated each of its projects as independent cash-generating units.

Below are the impairment positions for the year ended December 31, 2022:

	12/31/2022			12/31/2021
	Generation	Administration	Total	Generation	Administration	Total
Fixed Assets	2,536,835	—	2,536,835	6,963,604	—	6,963,604
Intangible Assets	83,917	69,071	152,988	1,021	69,071	70,092
	2,620,752	69,071	2,689,823	6,964,625	69,071	7,033,696

The movement of impairment in CGU is as follows:

		Effects of deconsolidation
Cash Generating Units	12/31/2021	- Eletronuclear	Additions (Reversals)	Write-offs	12/31/2022
UTN Angra 3	4,508,764	(4,508,764)	—	—	—
TPP Candiota	1,054,306	—	(11,113)	—	1,043,193
TPP Santa Cruz	279,379	—	287,874	—	567,253
TPP Candiota Phase B	305,778	—	(23,684)	—	282,094
HPP Batalha	148,953	—	(70,302)	—	78,651
Eólica Casa Nova I	257,579	—	(22,846)	—	234,733
UHE Coaracy Nunes	71,007	—	—	(71,007)	—
TPP Mauá Bloco 4	49,372	—	—	—	49,372
TPP Aparecida Óleo	46,258	—	—	—	46,258
Eólica Coxilha Seca	1,264	—	(1,264)	—	—
TPP Mauá Bloco 1	41,040	—	—	—	41,040
PCH FUNIL	—	—	39,098	—	39,098
PCH Pedra	—	—	12,445	—	12,445
Eólica Ventos de Angelim S.A.	—	—	31,914	—	31,914
Others	200,925	—	(6,224)	—	194,701
	6,964,625	(4,508,764)	235,898	(71,007)	2,620,752

Cash Generating Units	12/31/2020	Additions (Reversals)	Write-offs	Transfers	12/31/2021
UTN Angra 3	4,508,764	—	—	—	4,508,764
TPP Candiota	796,045	258,261	—	—	1,054,306
TPP Santa Cruz	402,769	(123,390)	—	—	279,379
TPP Candiota Phase B	321,020	(15,242)	—	—	305,778
HPP Batalha	298,058	(149,105)	—	—	148,953
Eólica Casa Nova I	292,763	(35,184)	—	—	257,579
Livramento	126,294	(422)	—	(125,872)	—
Complexo Eólico Pindaí III	100,428	(100,428)	—	—	—
UHE Samuel	98,804	(98,804)	—	—	—
UHE Coaracy Nunes	71,007	—	—	—	71,007
SHP João Borges	42,103	(42,103)	—	—	—
TPP Mauá Bloco 4	49,372	—	—	—	49,372
TPP Aparecida Óleo	46,258	—	—	—	46,258
Eólica Coxilha Seca	27,462	(26,198)	—	—	1,264
TPP Mauá Bloco 1	41,040	—	—	—	41,040
HPP Passo São João	34,987	(34,987)	—	—	—
Eólica Casa Nova II	49,154	(49,154)	—	—	—
SHP Rio Chapéu	32,752	(32,752)	—	—	—
Eólica Casa Nova III	25,730	(25,730)	—	—	—
Others	201,530	(168)	(437)	—	200,925
	7,566,340	(475,406)	(437)	(125,872)	6,964,625

Below is information on the cash-generating unit that suffered the greatest impact after the valuation of the recoverable amount by the Company on December 31, 2022:

UTE Santa Cruz

The added amount of impairment refers mainly to the significant increase in gas, thus impacting its unit variable cost (CVU) and, consequently, the dispatch of the plant by the ONS.

Geradora Eólica Ventos de Angelim S.A.

On December 31, 2022, the Company evaluated the cash-generating unit (CGU) of the Geradora Eólica Ventos de Angelim S.A. project, regarding the aspects of impairment and, due to the lack of expectation of revenue generation in the cash-generating unit caused mainly by reasons of technical unfeasibility, constituted a provision in the amount of R$31,914.

PCH Funil and Pedra

On December 31, 2022, the Company recorded a provision for the Funil and Pedra CGUs, mainly due to the reduction in the capacity of these plants.

Cash Generating Units (UCG) that did not present an estimated loss due to impairment

CGUs that have not been impairment have a recoverable amount greater than the book value of the fixed assets. In addition, the Company carried out a sensitivity analysis, increasing the discount rate by 5% and 10%, to assess the impairment risk for each UGC. No CGU presented impairment risk after raising awareness of discount rates.

Thermonuclear Power Plant (UTN) - Angra 3

After the corporate restructuring pursuant to Law No.14,182/22 (see note 1.2), the Company failed to consolidate the amount of R$4,508,765 related to the impairment registered at the Angra 3 plant.

The amount provisioned by the affiliate Eletronuclear is substantially due to the absence of approval of the tariff for the plant, considering the reference tariff approved in 2018 and updated by inflation.

In addition, Eletronuclear signed the service agreement that allows the resumption of works in the Angra 3 project, under the Critical Path Acceleration Plan, with an expected start-up in 2027.

Accounting Policy

The Company periodically evaluates whether there is an indication of devaluation of its main non-financial assets (investments in equity interests, fixed assets and intangible assets). The valuation is carried out by Cash Generating Unit - CGU, which corresponds to a group of assets capable of generating cash inflows, which are largely independent of the cash inflows of other assets or other groups of assets.

If there is an indication of devaluation, the recoverable amount of the CGU is estimated and compared with the current accounting balance. If the recoverable amount is lower than the book value, a loss is recorded with devaluation of the asset.

The recoverable amount of the asset is the highest between either the value in use or the fair value. In summary, the value in use is the present value of future cash flows arising from the operation of the asset and the fair value is the price that would be received for the sale of the asset in a non-forced transaction.

Because there is no active market for the trading of its assets and because it believes that the calculation of fair value based on market assumptions would approximate the value in use, in most impairment tests, the Company admits as recoverable value the value in use, which corresponds to the present value of the estimated future cash flows, with a discount rate that reflects the Company’s current market valuation and/or opportunity cost, the value of the currency over time and the specific risks of the asset.

For impairment tests of assets that the Company has initiated studies for negotiation, not yet characterized in accounting as available for sale, the fair value is considered, being calculated based on the average of the values of the proposals, not yet binding, received from the possible interested parties.

NOTE 24 – SUPPLIERS

	12/31/2022	12/31/2021
Current
Goods, Materials and Services	1,870,754	2,602,086
Energy Purchased for Resale	1,632,529	1,381,544
CCEE - Short Term Energy	13,890	47,902
	3,517,173	4,031,532

Non-current
Goods, Materials and Services	—	16,555
	—	16,555
	3,517,173	4,048,087

On December 31, 2022, the Company presented a balance of R$3,517,173 (R$4,048,087 on December 31, 2021) to suppliers. From the amount of R$2,602,086 on December 31, 2021 of Goods, Materials and Services, the amount of R$1,233,282 corresponds to Eletronuclear, which was deconsolidated in 2022.

Accounting Policy

Obligations with the Company’s suppliers are recognized by the amounts of the transactions and settled by payments. There is no interest embedded in these obligations.

NOTE 25 – ADVANCES FROM CLIENTS

	12/31/2022	12/31/2021
Current
PROINFA (a)	921,597	1,043,978
PROCEL (b)	564,625	326,968
Advance Payments from Customers (c)	166,900	89,509
	1,653,122	1,460,455
Non-current
Advance Payments from Customers (c)	213,921	186,348
	213,921	186,348

	1,867,043	1,646,803

(a) PROINFA

The early receipt of PROINFA quotas is intended for the payment needs contractually established between Eletrobras and the entrepreneurs. The costing and electricity quotas are the result of the apportionment of the cost and electricity generated under PROINFA. According to ANEEL’s homologation resolution No. 3.147, the value of PROINFA’s apportionment was R$11.94/MWh in December 2022 (R$14.13/MWh in December 2021). In addition, operations under PROINFA do not affect Eletrobras’ results.

(b) National Electric Energy Conservation Program - PROCEL

A program of the federal government with the objective of increasing efficiency of goods and energy consumption. Eletrobras acts as PROCEL’s executing agent, through contracts, agreements, terms of operation and cooperation agreements. The early receipt of resources and their use are subject to the approval of the Annual Resource Application Plan (PAR), which provides for project proposals in energy efficiency and other expenditures to be applied under the program. Such projects are scheduled and budgeted in the PAIR and are conditioned to their effective contracting and realization. Therefore, financial resources are received according to the established schedule and released to the program result to the extent of its effective execution. In addition, the operations under PROCEL do not affect Eletrobras’ results.

(c) Advance payments from customers

Refers to the advance sale of electricity to customers, the revenues of this operation are recognized in the result when they occur as the energies are delivered, fulfilling the performance obligations, on this occasion the write-offs of the advances will occur.

NOTE 26 - LOANS, FINANCING AND DEBENTURES

The breakdown of loans, financing, and debentures owed by Eletrobras and its subsidiaries are disclosed at present value below:

	12/31/2022			12/31/2021
			Non-			Non-
	Average Rate	Current	Current	Average Rate	Current	Current
Foreign Currency
World Bank	2.41%	139,563	—	2.41%	149,904	148,214
Inter-American Development Bank	2.93%	40,214	315,109	1.22%	42,349	379,147
Kreditanstalt fur Wiederaufbau - KFW	4.19%	61,760	431,645	4.77%	65,423	542,639
		241,537	746,754		257,676	1,070,000
National Currency
RGR Return[1]	5.00%	250,802	752,406	5.00%	250,802	1,003,208
RGR Subsidiaries[1]	5.00%	19,983	3,124	5.00%	83,275	602,157
RGR CCEE[1]	5.00%	9,105	—	5.00%	11,187	—
BNDES	8.58%	615,535	7,495,258	5.63%	458,015	4,668,486
Federal Savings Bank	14.12%	288,316	2,350,637	8.22%	806,317	3,072,622
Banco do Brasil	15.08%	515,116	4,002,284	6.92%	957,151	1,079,149
Bradesco	14.53%	337,405	416,666	5.27%	265,124	1,077,681
Petrobras	13.65%	2,557,907	1,730,519	9.15%	2,199,910	3,327,920
Vibra Energia S.A.	13.65%	24,317	16,592	9.15%	21,941	31,908
State Grid	10.00%	94,855	579,337	10.00%	91,196	647,597
Itaú	14.68%	69,580	1,317,360	9.15%	4,017	500,000
Banco do Nordeste do Brasil	8.12%	109,755	1,585,159	7.18%	66,187	987,810
BASA	12.22%	27,360	652,150	8.52%	12,425	344,624
Basa FNO	8.50%	50,302	431,510	—	—	—
Santander	14.10%	37,076	822,789	—	—	—
Cigás	—	393,920	156,147	—	393,920	193,249
Other financial institutions	12.55%	501,234	1,359,801	6.51%	481,255	506,579
		5,902,568	23,671,739		6,102,722	18,042,990

¹ The Company will maintain for a period of up to twelve months, counted from the settlement date of the public offering of shares, the continuity of the management of commercialization contracts under RGR, which will later be transferred to ENBpar.

	12/31/2022			12/31/2021
	Average rate	Current	Non-Current	Average rate	Current	Non-Current
Bonus
Due date 2/4/2025	3.63%	38,616	2,594,669	3.63%	41,302	2,767,841
Due date 2/4/2030	4.63%	73,904	3,846,327	4.63%	79,043	4,103,680
		112,520	6,440,996		120,345	6,871,521
Commercial Notes
Eletrobras - Maturity 06/20/2024	CDI + 1.35%	16,853	6,000,000	-	—	—

Debentures
Eletrobras - 04/25/2022	-	—	—	DI + 0.70%	1,113,080	—
Eletrobras - 04/25/2024	DI + 1.00%	40,090	2,200,000	DI + 1.00%	27,053	2,200,000
Eletrobras - 04/15/2026	DI + 1.80%	37,365	1,200,000	DI + 1.80%	24,304	1,200,000
Eletrobras - 04/25/2026	DI + 1.20%	18,487	1,000,000	DI + 1.20%	12,567	1,000,000
Eletrobras - 05/15/2029	IPCA + 5.18%	5,576	866,533	IPCA + 5.18%	5,447	820,619
Eletrobras - 04/15/2031	IPCA + 4.91%	16,817	1,690,763	IPCA + 4.91%	16,232	1,601,176
Furnas - 11/15/2024	CDI 117,60% p.y.	155,786	150,001	CDI 117,60% p.y.	95,608	360,000
Furnas - 11/15/2029	IPCA + 4.08%	2,464	952,777	IPCA + 4.08%	2,340	897,225
Furnas - 07/01/2038	IPCA + 6.5%	145,793	5,067,260	-	—	—
Furnas - 04/15/2024	IPCA + 7.49% p.y.	353,111	273,902	-	—	—
Chesf - 01/15/2029	IPCA + 7.03%	18,740	132,155	IPCA + 7.03%	14,474	141,445
CGT Eletrosul - 09/16/2024	DI + 1.78%	9,182	214,545	DI + 1.78%	5,245	214,465
CGT Eletrosul - 09/15/2028	IPCA + 6.80%	11,390	107,610	IPCA + 6.80%	11,098	110,316
CGT Eletrosul - 11/15/2028	IPCA + 3.75%	639	348,212	IPCA + 3.75%	597	327,752
CGT Eletrosul - 09/17/2029	IPCA 5.35%	13,221	199,061	IPCA 5.35%	2,118	187,271
Eletronorte - 08/04/2024	CDI + 2.75%	170,107	111,111	CDI + 2.75%	170,657	277,778
Eletronorte - 10/20/2024	CDI + 2.60%	252,523	208,333	CDI + 2.60%	253,190	458,334
		1,251,291	14,722,263		1,754,010	9,796,381

		7,524,770	51,581,752		8,234,753	35,780,892

Fundraising – Furnas

The Company approved the raising of funds of up to R$2,500,000, by its subsidiary Furnas, through 3 operations with the following institutions:

(i)	Banco Itaú, in the amount of R$500,000, at the CDI interest rate + 1.60% p.a. and with a payment term of 2 years;
(ii)	Banco do Brasil, in the amount of R$500,000, at the CDI interest rate + 1.65% p.a. and with a payment term of 2 years; and
(iii)	Banco do Brasil, in the amount of R$1,500,000, at the CDI interest rate + 2.0% p.a. and with a payment term of 7 years, with disbursement subject to the potential funding needs of the Subsidiary.

The funds obtained through these funding will be used to comply with the 2022 investment program, to pay debts that had higher interest rates and for any cash needs of the Subsidiary.

Early Payment of Bank Credit Notes (CCB)

In May 2022, Eletrobras concluded the early settlement of the Bank Credit Notes (CCB) issued by the Company in favor of Caixa Econômica Federal. The possibility of early settlement of the outstanding balance of the loan is contractually provided for in the document "Credit Opening Agreement and Other Covenants", not involving the need for new contractual negotiation with the creditor. The early settlement of the Bank Credit Notes comprises the contractually foreseen premium of 0.2% on the debit balance paid, totaling R$204,078.

Issuance of Commercial Notes

In December 2022, the Company issued 6,000,000 book-entry commercial notes in the unit value of one thousand reais, in a single series, for public distribution, in the total amount of R$6,000,000 on the date of issue. The commercial notes will have a maturity of 18 months and remuneration interest corresponding to 100% of the accumulated variation of the DI rate + 1.35%.

26.1 - Changes in loans, financing and debentures

The changes presented below comprise the years ending December 31, 2022 and 2021.

Opening balance as of December 31, 2021 and 2020	44,015,645	47,002,033
Effects of deconsolidation - Eletronuclear	(6,380,128)	—
Taking Over - MESA	19,979,111	—
Funding	8,500,000	4,828,697
Interest, charges, Monetary and exchange variations incurred	3,716,921	2,936,377
Interest Paid	(3,306,894)	(2,545,458)
Amortization of Principal	(6,849,396)	(8,429,427)
Appropriate transaction costs	744	(13,825)
Transfer	3,527	213,129
RGR derecognition	(573,008)	24,119
Final balance as of December 31, 2022 and 2021	59,106,522	44,015,645

Furnas carried out the acquisition of MESA control in July 2022. As of December 31, 2022, the amount of MESA consolidation is R$20,041,448.

The long-term portion of loans, financing, and debentures are scheduled to mature as follows:

2023	2024	2025	2026	2027	2028 to 2042	Total
7,524,770	13,863,268	4,803,839	4,783,522	2,467,857	25,663,266	59,106,522

26.2 – Guarantees

The Company participates, as a guarantor, in several projects of its controlled and non-controlled investees. The total exposure in guarantees comprises the guarantees provided to associates and joint ventures in the amount of R$28,799,328, as of December 31, 2022, as shown in the table below:

NON CONTROLLED COMPANIES
			Guaranteed Debt
			Balance on	Warranty
Guarantor	Modality	Enterprise	12/31/2022	Termination
Eletrobras	SPE	UHE Belo Monte (Norte Energia)	14,203,901	2042
Eletrobras	SPE	HPP Jirau - ESBR	3,310,366	2034
Eletrobras	Corporate	Angra III (b)	3,255,476	2036
Eletrobras	Corporate	Angra III (b)	2,907,853	2038
Eletrobras	SPE	Teles Pires	1,138,175	2036
Eletrobras	SPE	HPP Jirau - ESBR	909,306	2035
Eletrobras	SPE	Mata de Santa Genebra	738,527	2041
Eletrobras	SPE	UHE Sinop	576,744	2038
Eletrobras	SPE	Empresa de Energia São Manoel	545,002	2038
Eletrobras	Corporate	Amazonas Energia (a)	377,367	2026
Eletrobras	SPE	Teles Pires	243,256	2032
Eletrobras	Corporate	Angra I (b)	103,392	2027
Furnas	SPE	Empresa de Energia São Manoel	101,659	2033
Furnas	SPE	Mata de Santa Genebra	94,201	2030
Chesf	SPE	Sinop HPP	75,335	2032
Eletronorte	SPE	UHE Sinop	75,335	2032
Eletrobras	SPE	Chapada do Piauí II	72,087	2032
Eletrobras	SPE	Chapada do Piauí I	68,765	2032
Eletrobras	SPE	Caldas Novas Transmissão	2,581	2028
Guarantees of non-controlled companies			28,799,328
(a)	Private instrument arising from lawsuits whose origin is prior to the privatization and unbundling of Amazonas Energia S.A., to solve previous debts to which Eletrobras is a party given its condition as guarantor.
(b)	Law No. 14,182, of July 12, 2021, established that Eletrobras and its subsidiaries remain obliged to maintain the guarantee offered to third parties, in contracts signed prior to privatization. As a result of such forecast, the guarantees offered by Eletrobras in Eletronuclear operations are maintained in their entirety, even after the completion of the Capitalization process and consequent change in Eletronuclear’s Direct Control. This situation applies to debt agreements entered by Eletronuclear in which, within the scope of the current Guarantee structure, Eletrobras appears directly as Guarantor and/or Obligated to the Full Provision of Shareholder Support in the event of Default by the Borrower.

The guarantees provided to the controlled investees are presented in a segregated manner, as their balances recorded in financing and loans payable are already included.

As of December 31, 2022, the guaranteed amount for subsidiaries of R$19,679,390 is shown in the table below:

CONTROLLED COMPANIES
			Guaranteed Debt	Warranty
Guarantor	Modality	Enterprise	Balance on 12/31/2022	Termination
Eletrobras	SPE	UHE Santo Antônio (c)	9,934,931	2040
Furnas	SPE	UHE Santo Antônio (c)	3,772,714	2038
Eletrobras	Corporate	Issuance of Debentures - Furnas	972,260	2029
Eletrobras	Corporate	Belo Monte Transmissora de Energia	674,190	2029
Eletrobras	SPE	UHE Santo Antônio (c)	454,955	2024
Eletrobras	Corporate	Issuance of Debentures - Furnas	305,787	2024
Furnas	Corporate	Modernization of Furnas UHE and UHE Luiz Carlos Barreto de Carvalho	355,324	2031
CGT Eletrosul	Corporate	Transmissora Sul Litorânea de Energia	315,084	2029
Eletrobras	Corporate	UHE Simplício	279,937	2026
Eletrobras	Corporate	Complexo Eólico Livramento - Entorno II	261,208	2028
Eletrobras	Corporate	Miscellaneous - Furnas	211,286	2023
Eletrobras	SPE	UHE Santo Antônio (c)	348,907	2030
Eletrobras	Corporate	Corporate Transmission Projects	231,712	2034
Eletrobras	Corporate	Chesf Corporate Projects	199,707	2029
Eletrobras	Corporate	Linha Verde Transmissora	144,884	2033
Eletrobras	Corporate	Eólicas Casa Nova II e III	143,012	2031
Eletrobras	Corporate	UHE Mauá	137,534	2028
Eletrobras	Corporate	Investment Plan 2012-2014	132,489	2029
Eletrobras	Corporate	Transmissora Sul Brasileira de Energia	119,001	2028
Eletrobras	Corporate	Support to the Working Capital Structure	111,801	2024
Chesf	Corporate	Transmissora Delmiro Gouveia	98,401	2032
Eletrobras	Corporate	UHE São Domingos	93,826	2028
Eletrobras	Corporate	Chesf Corporate Projects	64,411	2029
Eletrobras	Corporate	UHE Passo de São João	59,822	2026
Eletrobras	Corporate	UHE Batalha	58,982	2025
Eletrobras	Corporate	Corporate Financ	56,872	2023
Chesf	Corporate	Transmissora Delmiro Gouveia	45,842	2031
Eletrobras	Corporate	CGT Eletrosul Corporate Projects	27,957	2023
CGT Eletrosul	Corporate	Expansion of the South Transmission System	16,122	2029
Eletrobras	Corporate	UHE Baguari	15,630	2026
Eletrobras	Corporate	RS Energia	14,896	2027
CGT Eletrosul	Corporate	Brazil x Uruguay interconnection	12,101	2029
Eletrobras	Corporate	RS Energia	7,805	2027
Controlled companies guarantees			19,679,390

(c)

In the year ended December 31, 2022, HPP Santo Antônio started to be included in the portfolio of projects with consolidated guarantees, as a result of the increase in the shareholding held by Furnas in SPE MESA to 72.36%. With this, contract supplements were signed to reflect the additional guarantees to be granted due to the revised shareholding of Furnas.

In the period ended on December 31, 2022, the Company had R$176,130 in noncurrent liabilities, referring to provisions for guarantees.

26.3 – Assumed Obligations - Covenants

The Company has restrictive clauses (covenants) in some of its loan, financing and debenture agreements. The main covenants refer to: (i) net debt on EBITDA, (ii) debt service coverage ratio (ICSD), (iii) corporate guarantees, (iv) requirements for changing corporate control and (v) limitation to the significant sale of assets. It should be noted that there was no identification of an event of non-compliance with covenants in the year ended December 31, 2022 for the companies controlled by the Company.

Accounting Policy

Loans, financing and debentures are initially recognized at the transaction value and subsequently updated by contractual charges (interest, monetary adjustments and exchange rate variations) and payments made.

To address the risks of possible execution of the guarantees provided by Eletrobras for financing non-controlled companies, the Company provides between 1% and 5% of the outstanding balance, considering the degree of risk involved, which is calculated based on the history of execution of guarantees and the net working capital of the company holding the debt.

NOTE 27 – LEASES

The lease liability refers mainly to energy purchase agreements entered with the Independent Energy Producers that have the transfer of a significant portion of risks and benefits at the end of the agreements, in addition to these, real estate, vehicles and equipment are also included.

The change in liabilities is shown in the table below:

Opening balance as of December 31, 2021 and 2020	903,484	1,053,194
Effects of deconsolidation	(9,539)	—
Taking Over	2,223	—
New contracts / Remeasurements	46,686	60,824
Interest Incurred	535,185	377,482
Payments	(724,871)	(588,016)
Final balance as of December 31, 2022 and 2021	753,168	903,484

	12/31/2022	12/31/2021
Current	224,319	209,774
Non-current	528,849	693,710
	753,168	903,484

Fixed and variable rents, as well as those related to short-term and low-value contracts, were as follows for the years ended December 31, 2022 and 2021:

	12/31/2022	12/31/2021
Short-term leases	2,886	3,667
Low-cost leases	18,674	23,827
Variable lease expenses	4,505	885

The maturities of non-current liabilities are shown in the table below:

2024	233,988
2025	127,317
2026	49,434
2027	34,701
2028	34,596
2029 to 2045	48,813
528,849

The table below shows that the potential right of PIS / COFINS to recover is embedded in the lease consideration, according to the period foreseen for payment.

	12/31/2022	12/31/2021
Lease consideration	724,871	588,016
Potential PIS / COFINS (9.25%)	67,051	54,391

The right of use balance is presented in Plant, Property & Equipment, see note 21.

Accounting Policy

The Company initially recognizes lease liabilities at the present value of the future flow of lease payments, without reflecting projected inflation. Subsequently, lease liabilities are adjusted for interest, monetary restatement established by contracts and lease payments made.

The interest rate used to calculate the present value of lease obligations is formed by the interest rate of the U.S. Treasury (risk-free rate) plus the risk spread of Eletrobras, less the percentage of discount arising from the guarantees involved in the lease agreements.

The accrued interest is recognized in the income statement, in the financial income group.

Monetary adjustments of leases are recognized in the Right of Use, in the Fixed Assets group, without therefore, being carried over in the income statement.

NOTE 28 — COMPULSORY LOAN

a)	Compulsory loan unpaid

The Compulsory Loan on the consumption of electricity was created by Law No. 4,156 / 62, for the purpose of expanding and improving the Brazilian electricity sector, has been collected only since 1964. With the advent of Decree-Law No. 1,512 / 76, the incidence of the compulsory loan, during the period from 1977 to 1993, was only imposed on the large industrial consumers of electric energy, classified as industrial companies with monthly consumption in excess of 2,000 Kw.h. In this second phase, the Compulsory Loan was represented by book-entry credits, and no longer by Obligations.

The collection took place in the period from 1977 to 1993 and the return of the credits was made through the delivery of the Company’s preferred shares, with four meetings for converting collected credits into shares. However, certain taxpayers questioned the constitutionality of the Compulsory Loan and deposited the tax amounts in court.

Eletrobras assumes the obligation to return the principal amount, recorded in current liabilities, being remunerated at the rate of 6% per year until the date of its conversion into shares, plus monetary restatement since the survey of the judicial deposit based on the variation of the Special Broad Consumer Price Index - IPCA-E.

b)	Provision for shares to be delivered

There is also a liability equivalent to the value of preferred B shares, used as payment in lawsuits involving monetary restatement of the compulsory loan credits converted through the four meetings held by Eletrobras.

Considering that taxpayers need to register with the administrative procedure of Requests for Shares - SAC of Eletrobras, demonstrating their legitimacy to receive these shares, there are many taxpayers who have not yet had the converted shares implemented in their name, with said shares being registered in the net equity of Eletrobras, as well as in the Custodian Bank, under the heading of "shares with shareholders to be identified", not dealing with treasury shares, but with shares subject to conversions of the Compulsory Loan credits, with the purpose of settling such credits.

As of 2008, Eletrobras used the balance of shares of shareholders not yet identified for the payment of lawsuits for inflation adjustment differences of the credits of the Compulsory Loan.

However, in the light of a new legal opinion, understanding was consolidated that Eletrobras may discharge the obligation to deliver preferred B shares through capital increase or the acquisition of identical shares in the market, whichever is more advantageous.

Opening balance as of December 31, 2021 and 2020	1,216,335	1,047,109
Ingress of resources	44,746	—
Provision for Implantation of Shares	101,813	107,652
Debt charges	9,360	30,791
Interest payment	(11,518)	(1,328)
Monetary adjustment	26,632	32,111
Write-off	(97,766)	—
Final balance as of December 31, 2022 and 2021	1,289,602	1,216,335

Accounting Policy

Eletrobras records the obligation with remuneration at the rate of 6% per year until the date of its conversion into shares, plus monetary correction based on the Special Broad Consumer Price Index – IPCA-E, according to Decree-Law No. 1,512/76. In the case of the provision for the implementation of shares, the amount is adjusted by the share price.

NOTE 29 — TAXES PAYABLE

	12/31/2022	12/31/2021
Current liabilities
PIS/COFINS	538,341	372,631
IRRF / CSRF	489,883	265,956
ICMS	24,453	22,843
INSS/FGTS	150,734	82,170
PAES / REFIS	35,064	23,362
ISS	17,054	14,168
Others	16,171	23,355
	1,271,700	804,485
Non-current liabilities
PAES / REFIS	130,822	145,448
PIS/COFINS	477,118	13,936
IR/CS installments	115,776	101,016
Others	—	212
	723,716	260,612

NOTE 30 — REGULATORY FEES

	12/31/2022	12/31/2021
Current
Research and Development - R&D and Energy Efficiency - PEE	583,855	235,492
RGR quota	223,120	196,584
Compensation for the Use of Water Resources	122,029	80,617
CDE contribution	28,448	13,809
PROINFA contribution	23,753	7,438
Electricity Service Inspection Fee	15,405	8,973
	996,610	542,913
Non-current
Research and Development - R&D and Energy Efficiency - PEE	464,330	649,303
RGR quota	28	38
	464,358	649,341
	1,460,968	1,192,254

30.1 – Research and Development – R&D and Energy Efficiency – EE

Electric energy concessionaires are required to invest, annually, at least, 1% of their adjusted net operating revenue, in research and development projects and the energy efficiency program of the electric sector, pursuant to Law No. 9,991, July 24, 2000.

30.2 - Global Reversal Reserve – RGR

The contribution to the formation of the RGR is the responsibility of concessionaires of public electric energy service, through a quota called Reversion and Expropriation of Electric Energy Services, of up to 2.5% of the value of the investments of the concessionaires and permit holders, limited to 3% of annual revenue. The value of the quota is computed as a component of the service cost of the concessionaires. Transmitters bidding as of September 12, 2012 and transmitters and generators that had their concessions extended pursuant to law No. 12,783 / 2013, are released from the payment of this charge.

30.3 - Financial Compensation for the Use of Water Resources

Financial compensation for the use of water resources for electricity generation purposes was instituted by the Federal Constitution of 1988 and it is 6.75% that hydroelectric generation  concessionaires pay for the use of water resources.

Accounting Policy

The Company recognizes as obligations to collect sectoral charges calculated based on gross revenue for the period, in accordance with the percentages established by the laws. In the income statement, sector charges are presented in net revenue as reductions in gross revenue.

NOTE 31 – SHAREHOLDER COMPENSATION

	12/31/2022	12/31/2021
Dividends for the fiscal year 2022	875,008	—
Dividends for the fiscal year 2021	—	1,366,726
Dividends from previous years	49,636	40,165
	924,644	1,406,891

The amount of dividends approved by the 62nd AGM occurred in April 2022, was updated based on the variation of the SELIC rate, pro rata temporis, from December 31, 2021 to September 2022, when the payment of Dividends contained in the Management Proposal occurred, in the total amount of R$1,449,097, to the Company’s shareholders, holders of preferred shares of classes "A" and "B" and common shares, as provided for in the Company’s Bylaws.

Accounting Policy

The Company has a Dividend Distribution Policy which, in line with the Bylaws, ensures its shareholders the right, in each year, to dividends and / or interest on equity not less than 25% of the adjusted net income, pursuant to the Brazilian Corporate Law, subsequent amendments do not authorize the capital reserve to be used to pay dividends.

The number of dividends, which represents the mandatory minimum established by Law, is recognized in liabilities and the number of dividends above the mandatory minimum is recognized in shareholders’ equity, in the proposed additional dividend account, until approval at the General Meeting.

The preferred shares of classes A and B have priority in the receipt of dividends distributed in each fiscal year, these incident at the rate of 8% and 6% per year, respectively, on the capital belonging to these species and classes of shares, apportioned equally between them.

The preferred shares will participate, under equal conditions, with the common shares in the distribution of dividends distributed in each fiscal year, after ensuring the common shares a dividend whose value is the lowest of those attributed to the preferred classes. Preferred shares are guaranteed the right to receive dividends distributed in the fiscal year, for each share, at least 10% higher than that attributed to each common share in the respective fiscal year.

NOTE 32 – PROVISION FOR ONEROUS CONTRACTS

	Balance as of			Balance as of
	12/31/2021	Constitutions	Reversals	12/31/2022
Generation
Jirau	147,122	61,977	—	209,099
Funil	280,527	—	(280,527)	—
Coaracy Nunes	11,032	—	(11,032)	—
	438,681	61,977	(291,559)	209,099

Current Liabilities	10,517			—
Non-Current Liabilities	428,164			209,099
	438,681			209,099

	Balance as of			Balance as of
	12/31/2020	Constitutions	Reversals	12/31/2021
Generation
Jirau	129,672	51,145	(33,695)	147,122
Funil	225,727	54,800	—	280,527
Coaracy Nunes	99,502	—	(88,470)	11,032
	454,901	105,945	(122,165)	438,681

On December 31, 2022, the Company presented a balance of R$209,099 (R$438,681 on December 31, 2021) in onerous contracts. The transaction refers mainly to the reversals occurred on contracts of the Funil and Coaracy Nunes plants in the amounts of R$280,527 and R$11,032, respectively, due to the signing of the new concession contracts according to note 1.2.1.

Accounting Policy

In the process of impairment testing of the Company’s assets, if concession contracts are verified whose unavoidable costs of satisfying the obligations of the contract exceed the economic benefits expected to be received over the course of the contract, the difference is recorded in the liability, as a provision for an onerous contract, and in the income statement, in the group of operating provisions.

NOTE 33 – BENEFITS TO EMPLOYEES

33.1 - Post-employment benefit

The Company offer their current and future retirees and their dependents benefits such as social security, health care and post-employment life insurance. These benefits are classified as Defined Benefits – BD, Defined Contribution – CD, Variable Contribution – CV and Balanced Plan.

Due to the Company’s decentralized structure, each subsidiary sponsors its own employee benefit package, as shown in the following table:

Company Sponsored Benefits
	Pension benefit plans			Other post-employment benefits
Company	BD Plan	Defined Benefit Plan	CD Plan	Life insurance	Health plan
Eletrobras	X		X		X
CGT Eletrosul	X		X		X
Chesf	X	X	X
Eletronorte	X		X	X	X
Furnas	X		X		X

The pension benefit plan normally exposes the Group to actuarial risks, such as investment risk, interest rate risk, longevity risk and salary risk.

●	Investment risk: The present value of the liability of the defined benefit pension plan is calculated using a discount rate determined by virtue of the remuneration of high-quality private bonds; if the return on the plan’s assets is below this rate, there will be a deficit in the plan. Currently, the plan has a relatively balanced investment in stocks, debt instruments and real estate. Due to the long-term nature of the plan’s liabilities, the board of the pension fund considers appropriate that a reasonable portion of the plan’s assets should be invested in shares and real estate to leverage the return generated by the fund;
●	Interest rate risk: A reduction in the interest rate on the securities will increase the plan’s liabilities. However, this will be partially offset by an increase in the return on the plan’s debt securities;
●	Longevity risk: The present value of the liability of the defined benefit plan is calculated by referencing the best estimate of the plan’s participants mortality after their stay at work. An increase in life expectancy of plan participants will increase the plan’s liabilities; and
●	Salary risk: The present value of the defined benefit plan liability is calculated by referencing the future salaries of the plan participants. Therefore, an increase in wages of the plan participants will increase the plan liabilities.

The tables below show the conciliation of the present value of the defined benefit obligations and the fair value of the assets with the amounts recorded in the balance sheet for social security benefits and for other post-employment benefits. The consolidated results are presented below.

Post-employment benefit obligations - amounts recognized in the balance sheet:

	12/31/2022	12/31/2021
Social security plan benefits	4,938,491	5,839,349
Health plans and life insurance	255,180	245,457
Total post-employment benefit obligations	5,193,671	6,084,806

Current	246,437	233,304
Non-current	4,947,234	5,851,502
Total	5,193,671	6,084,806

33.1.1 - Social security plans

Amounts recognized in the balance sheet and income statement for the year:

Balance Sheet - Social Security Plans
	12/31/2022	12/31/2021
Present value of actuarial obligations partially or totally hedged (a)	27,357,876	32,654,956
Fair value of plan assets	(23,780,227)	(27,983,826)
Assets Immediately Available	1,942	1,189
Realizable Assets	535,595	504,955
Fixed Income Investments	25,680,500	27,222,524
Investments in Variable Income	5,066,214	6,366,796
Real Estate investments	741,066	872,022
Structured Investments	1,281,176	1,957,898
Loans and Financing	652,629	779,374
Investments Abroad	304,996	429,010
Others	43,676	32,038
(-) Assets of defined contribution plans	(9,422,527)	(9,107,431)
(-) Operating liabilities	(146,552)	(176,735)
(-) Contingent liabilities	(215,484)	(178,198)
(-) Investment Funds	(174,479)	(207,267)
(-) Administrative Funds	(454,391)	(399,858)
(-) Social Secutiry Funds	(114,134)	(112,491)
Asset ceiling	1,360,842	1,168,219
Net liability / (asset)	4,938,491	5,839,349

Income Statement - Social Security Plans
	12/31/2022	12/31/2021
Current service cost	42,245	72,507
Net interest costs	436,183	381,672
Actuarial expense / (revenue) recognized in the year	478,428	454,179

(a)Present value of actuarial obligations partially or fully covered

The changes in the years ended December 31, 2022 and 2021, referring to social security plans are as follows:

Opening balance as of December 31, 2021 and 2020	32,654,956	37,523,363
Effects of deconsolidation	(4,024,043)	—
Current service cost	42,245	72,507
Interest on actuarial obligation	2,622,700	2,438,460
Benefits paid during the year	(2,537,463)	(2,554,573)
Standard Participant Contributions	(8,061)	33,707
Past service cost	(33,594)	(90,972)
Loss on actuarial obligations arising from remeasurement	(1,358,863)	(4,767,536)
Actuarial losses arising from changes in financial assumptions	(1,897,918)	(8,481,160)
Actuarial losses arising from experience adjustments	539,055	3,713,625
Closing balance as of December 31, 2022 and 2021	27,357,876	32,654,956

(b)Fair value of plan assets

The fair values of capital and debt instruments are determined based on market prices quoted in active markets while the fair values of investments in real estate projects, for rent, are determined by the direct comparative method of market data, with the adoption of the mathematical procedures recommended by NBR-14653-1 and 2 of the Brazilian Association of Technical Standards (ABNT).

The changes in the years ended December 31, 2022 and 2021, referring to social security plans are as follows:

Balance as of December 31, 2021 and 2020	27,983,826	31,394,339
Effects of deconsolidation	(3,664,089)	—
Benefits paid during the year	(2,537,463)	(2,554,573)
Participant contributions disbursed during the year	(8,061)	33,707
Employee contributions disbursed during the year	287,381	294,489
Gain (loss) on plan assets (excluding interest income)	(525,396)	(3,224,499)
Expected return on assets for the year	2,245,029	2,040,363
Balance as of December 31, 2021	23,780,226	27,983,826
Effective return on assets for the year	1,718,633	(1,184,136)

33.1.2 - Actuarial and Economic Hypotheses

The actuarial assumptions presented below were used to determine the defined benefit obligation and the expense for the year.

Economic Hypotheses
	12/31/2022	12/31/2021
Actual annual actuarial discount interest rate	5.42% to 6.17%	2.87% to 5.47%
Projection of average wage increase	1.00% to 2.01%	1.00% to 2.01%
Average annual inflation rate	4.00%	4.00%
Expected return on plan assets (i)	4.00%	3.27%

(i) represents the maximum and minimum rates of return on plan assets.

Demographic Assumptions
	12/31/2022	12/31/2021
Turnover rate	Null; 0.00%; Ex-Nucleos 2018	Null; 0.00%; Ex-Nucleos 2018
Table of active and inactive mortality	AT-2000 Segregated by sex and smoothed by 10%; AT-2000 Female (Aggravated by 15%); AT-2000 Segregated by sex; AT-2000 Basic, segregated by sex; AT-2000 Male	AT-2000 segregated by gender and downsized by 10%; Women’s AT-2000 (aggravated by 15%); AT-2000 segregated by sex; AT-2000 Basic segregated by sex; Man’s AT-2000
Table of mortality of disabled persons	RRB-1983; AT-49 Relieved in 2 years; AT-49 Basic Segregated by sex; MI-2006 Segregated by sex and downsized to 10%; MI 85 by sex; AT-83 (IAM) Male	RRB-1983; AT-49 Relieved in 2 years; AT-49 Basic segregated by sex; MI-2006 segregated by sex and downsized by 10%; MI 85 by sex; AT-83 (IAM) Male
Table of disability	Light Weak; Álvaro Vindas Smoothed by 50%; Álvaro Vindas; Sasa 1927;Sasa 1927 aggravated by 20%; Light (Average)	Light Weak; Álvaro Vindas Smoothed by 50%; Álvaro Vindas; Sasa 1927; Sasa 1927 aggravated by 20%; Light (Average)

The definition of the overall rate of return on the plan’s assets considered the market practice of Federal Government bonds, according to the criteria recommended by national and international standards, for terms similar to those of the flows of obligations of the benefit program, in the so-called Duration concept.

The expected global rate of return corresponds to the weighted average of the expected returns of the various categories of plan assets. Management’s assessment of the expected return is based on the historical return trends and market analysts’ forecasts for the asset over the life of the respective obligation. The current return on assets of pension plans on December 31, 2022 was R$1,718,633 positive (R$ 1,184,136 negative in 2021).

33.1.3 - Health plans and life insurance

Amounts recognized in the balance sheet and income statement for the year:

Balance Sheet	12/31/2022	12/31/2021
Present value of actuarial obligations	255,180	245,457
Net liabilities / (assets)	255,180	245,457

Income Statement
	12/31/2022	12/31/2021
Net current service cost	757	5,214
Net interest costs	20,741	14,467
Actuarial expense / (revenue) recognized in the year	21,498	19,681

(a)	The Actuarial Present Value obligations

The changes in the years ended December 31, 2022 and 2021, referring to health plans and life insurance, are as follows:

Balance as of December 31, 2021 and 2020	245,457	225,471
Effects of deconsolidation	(25,745)	—
Current service cost	757	5,214
Interest on actuarial obligation	20,741	14,467
Benefits paid in the year	(10,349)	(22,085)
Derecognition of benefit	—	(26,005)
Effect related to migration of plans	—	52,662
Loss on actuarial obligations arising from remeasurement	24,319	(4,267)
Actuarial losses arising from changes in demographic assumptions	38,026	146,397
Actuarial losses arising from changes in financial assumptions	(21,655)	(111,260)
Actuarial losses resulting from experience adjustments	7,948	(39,404)
Balance as of December 31, 2022 and 2021	255,181	245,457

33.1.4 - Actuarial consolidated results

Consolidated results of defined social security benefits, health plans and life insurance recognized in Other Comprehensive Income (ORA) for the year:

	2022	2021
Actuarial gains (losses) recognized in OCI in the fiscal year - Social security benefit plans, health plans and life insurance	660,673	1,154,355

33.1.5 - Employer contributions

On December 31, 2022, the contributions made by the Company to the constitution of the mathematical benefit provisions of the CD Plan reached R$13,087 (R$12,495 in 2021).

On December 31, 2022, the contributions made by the Company to the constitution of the mathematical benefit provisions of the BD Plan reached R$281,866 (R$281,994 in 2021).

The Company expects to contribute R$ 2,295,411 (R$2,246,956 in 2021) to the defined benefit plan during the next year.

The weighted average duration of the defined benefit obligation for the Company is 64 years.

Analysis of expected maturities of undiscounted benefits from post-employment defined benefit plans for the next 10 years:

	2023	2024	2025	2026	2027	2028 to 2046	Total
Social Security Program	2,431,839	2,266,482	2,106,224	1,949,875	1,855,354	16,748,104	27,357,876

The significant actuarial assumptions for determining the obligation of defined benefit plans are: discount rate, expected salary increase and mortality. The sensitivity analysis below was determined based on reasonably possible changes in the respective assumptions that occurred at the end of the reporting period, keeping all other assumptions constant.

●	If the discount rate on the obligation were 1% higher or lower, the defined benefit obligation would have decreased by R $ 1,757,686 or increased by R $ 2,040,169, respectively; and
●	If the expectation of wage growth on the obligations increased or decreased by 1%, the defined benefit obligation would have a reduction of R$63,133 or would have an increase of R$56,874, respectively.

	Scenario I (+1%)	Scenario II (-1%)
Defined benefit obligation	(1,757,686)	2,040,169
Expectation of wage growth	(63,133)	56,874

The sensitivity analysis presented may not represent the actual change in the defined benefit obligation since the change is not likely to occur in isolated assumptions, considering that some assumptions may be correlated.

In addition, in the presentation of the sensitivity analysis, the present value of the defined benefit obligation was calculated using the projected credit unit method at the end of the reporting period, which is the same as that applied in the calculation of the defined benefit obligation liability recognized in the balance sheet.

There was no change in relation to previous exercises in the methods and assumptions used in the preparation of the sensitivity analysis.

33.2 – Payroll

	12/31/2022	12/31/2021
Current
Vacation allowance	359,243	360,525
PDV - Voluntary Dismissal Program	1,018,275	155,046
Payroll	413,758	193,170
Accrual rates on vacation benefits	189,729	193,940
Profit or income sharing	227,605	526,105
Charges on 13th salary	5,785	78,848
Social contribution	54,087	52,849
Others	49,964	42,464
	2,318,554	1,602,947
Non-current
PDV - Voluntary Dismissal Program	4,697	63,024
	2,323,251	1,665,971

Accounting Policy

Social Security Plans

The Company and its subsidiaries sponsor pension plans, which are generally financed by payments to these pension funds, determined by periodic actuarial calculations. The Company has defined benefit plans, as well as defined and variable contributions.

●	In defined contribution plans, the Company makes fixed contributions to a separate entity. In addition, it has no legal or constructive obligations to make contributions, if the fund does not have sufficient assets to pay, to all employees, the benefits related to services provided in current and previous years linked to this type of plan.

The Company makes the payment of contributions on a mandatory, contractual or voluntary basis. The Company has no additional payment obligations after the contribution is made. Contributions are recognized as an employee benefit expense, when due. Contributions made in advance are recognized as assets to the extent that a cash refund or a reduction in future payments is available.

●	A defined benefit plan is different from a defined contribution plan, since, in such defined benefit plans, a retirement benefit amount is established for an employee to receive upon retirement, usually dependent on one or more factors, such as age, time of service and remuneration. In this type of plan, the Company has the obligation to honor the commitment assumed, in case the fund does not have enough assets to pay, to all employees, the benefits related to the services provided in the current and previous years linked to this type of plan.

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

Other post-employment obligations

Some of the Company’s subsidiaries offer post-retirement health care benefits to their employees, in addition to life insurance for active and inactive employees. The right to these benefits is generally subjected to the employee remaining in the job until retirement age and the completion of a minimum period of service, or his disability as an active employee.

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

Obligations with personnel

The payments of benefits, such as salary or vacation, as well as the respective labor charges incident on these benefits are recognized monthly in the result, respecting the accrual basis.

NOTE 34 – PROVISIONS FOR LITIGATION AND CONTINGENT LIABILITIES

The Company and its subsidiaries are party to several lawsuits in progress in court, mainly in the labor and civil spheres, which are in various different stages of the legal process. The main claims relate to:

●	Civil lawsuits – The following highlighted claims discuss: (i) Principal amount and correction of remuneration and default interest on the Compulsory Loan, (ii) proceedings arising from payments, fines and charges for alleged delays and defaults, and (iii) civil claims linked to the relationship with consumers, related to indemnities for moral and material damages arising mainly from irregularities in the measurement of consumption and undue collections;
●	Labor lawsuits – The following are highlighted: (i) lawsuits filed by employees of service providers’ own staff, (ii) lawsuits linked to issues related to labor and employment relationships;
●	Tax lawsuits – The following highlighted claims discuss: (i) non-approved PIS and COFINS offsets, (ii) collection of undue social security contribution, (iii) assessments by the untimely bookkeeping of ICMS credits, ICMS credit reversal requirements on energy losses, use of ICMS credit due to CCC subsidies, in addition to various tax collection proceedings and proceedings in which consumers seek reimbursement for street lighting fees paid, and (iv) calculation and compensation of tax losses related to IRPJ and CSLL;
●	Regulatory lawsuits – information has been provided highlighting the claims in which issues related to the termination of concession contracts are discussed; and
●	Environmental lawsuits – information has been provided highlighting the claims that discuss issues related to the Company’s operations and projects’ licensing and environmental damages.

34.1 – Provisions for litigation

The Company and its subsidiaries set up provisions in an amount sufficient to cover losses considered probable and for which a reliable estimate can be made in the following amounts:

	12/31/2022	12/31/2021
Current
Civil	2,702,135	2,262,622
Labor	7,026	5,027
	2,709,161	2,267,649
Non-current
Civil	26,945,065	27,747,381
Labor	2,069,861	2,233,654
Tax	586,489	569,640
Regulatory	945,790	554,804
Environmental	76,353	36,743
	30,623,558	31,142,222
	33,332,719	33,409,871

These provisions had the following development in the year ending December 31, 2022:

Balance on December 31, 2021	33,409,871
Effects of deconsolidation	(210,891)
Taking Over	122,779
Constitution of provisions	4,605,577
Reversal of provisions	(2,653,485)
Monetary correction	2,207,161
Judicial deposits	74,213
Payments	(4,222,506)
Balance on December 31, 2022	33,332,719

The claims, plus interest and monetary restatement, with probable loss are presented below:

34.1.1 – Civil

On December 31, 2022, Eletrobras and its subsidiaries were subject to civil lawsuits with a probable estimate of losses of R$29,647,200 (R$30,010,003 on December 31, 2021). The following stand out:

●	Compulsory Loan

There is significant judicial litigation involving the Company, in which the largest number of lawsuits seek to challenge the criteria for monetary restatement of the compulsory loan book-entry credits on the consumption of electricity determined by the legislation governing the compulsory loan and applied by the Company, and the application of inflationary adjustments resulting from economic plans implemented in Brazil. As of December 31, 2022, Eletrobras had 3,703 provisioned proceedings related to the specific matter of monetary correction of book-entry credits (3,689 processes as of December 31, 2021). For more information, see note 28.

Eletrobras, in the scope of these proceedings, has recorded provisions related to: (i) difference in principal resulting from the monetary restatement criterion, (ii) reflex remuneration interest; and (iii) application of moratory interest (substantially the SELIC rate).

	12/31/2022	12/31/2021
Principal	6,150,499	6,403,710
Correction interest paid	39,902	47,316
Compensatory interest	4,040,093	4,748,235
Default interest	13,081,861	13,116,760
Fees	1,028,103	747,994
Other funds	83,747	646,213
Total	24,424,205	25,710,228

In the year ended December 31, 2022, a provision, net of reversal, was recognized in the approximate amount of R$132,979, totaling R$24,424,205, referring to the compulsory loan processes.

●	Compulsory loan – Judicial settlements

Within the scope of the provision related to the compulsory loan on electricity (“ECE”), the Company has been taking measures to mitigate the risks involved and enable better planning of cash disbursements to optimize tax use.

In this context, Eletrobras created the Compulsory Loan Executive Committee in order to seek legal settlements with discounts and full settlement of these proceedings. As a result of these negotiations, Eletrobras obtained in the 4th quarter of 2022, a reduction of R$1,300,130, of which R$563,130 had a positive impact on the results as discounts of agreements that have already been signed and R$736,999 as a result of payments made, within the scope of agreements that have already had the respective judicial approvals in final and unappealable form

●	Addendum Partial Nullity - Analytical Price Correction K Factor (Chesf)

Chesf is the plaintiff in a lawsuit requesting the declaration of partial nullity of an amendment to the civil construction contract for the Xingó Hydroelectric Power Plant, entered into with the Consortium formed by Companhia Brasileira de Projetos e Obras - CBPO, CONSTRAN S.A. - Construções e Comércio and Mendes Júnior Engenharia S.A. and [the return of two times the amount originally paid, as a K Factor, with a value of approximately R$350,000, double. The defendants, in addition to contesting the fact, filed a counterclaim in parallel seeking Chesf’s conviction for overdue payments arising from the same contractual amendment not timely settled by the Company. The K factor refers to the collection of a price adjustment index in view of the need to compensate for the inflationary effects caused by the economic plans instituted in the late 1980s. The effects of price adjustments caused losses to the Company, resulting in the overcharging of the amounts, in addition to the lack of provision in the notice of contracting the Consortium. There is no forecast for the complete outcome of this dispute.

The Company, based on the opinion of its legal advisors, updated the provision in its non-current liabilities, in the amount of R$2,067,369 (R$1,749,709, in 2021).

●	Energia Potiguar Geradora Eólica S.A. (CHESF)

In October 2022, a court ruling was delivered regarding the judgment of the motions for clarification opposed by CHESF in the context of the lawsuit filed by Energia Potiguar against CHESF in which the decision that annulled the previous judgment that had been favorable to CHESF was upheld and, in the same session, the court again judged the appeals filed by the opposing parties confirming the judgement that sentenced CHESF to pay compensation due to the losses caused by the alleged delay in the delivery of the 230 kV transmission line Extremoz II – João Câmara II, part of Concession Agreement No. 019/2010. Considering the last development of the lawsuit, the lawsuit was classified as a probable loss risk for the estimated amount of R$611,987.

34.1.2 - Tax

As of December 31, 2022, Eletrobras and its subsidiaries were subject to tax claims of R$586,489 (R$569,640 on December 31, 2021), with an estimate of probable loss.

34.1.3 - Labor

As of December 31, 2022, Eletrobras and its subsidiaries were subject to labor lawsuits of R$2,076,887 (R$2,238,681 on December 31, 2021), with an estimate of probable loss.

34.2 - Contingent Liabilities

Additionally, as of December 31, 2022, Eletrobras and its subsidiaries were subject to claims assessed with a possible loss in the following amounts:

	12/31/2022	12/31/2021
Civil	27,507,399	44,358,547
Labor	2,284,664	3,473,210
Tax	10,400,731	8,755,786
Environmental	1,811,883	787,918
Regulatory	1,602,258	1,367,227
	43,606,935	58,742,688

In the year ended December 31, 2022, the decrease in the balance of civil lawsuits occurred, substantially, due to the developments in the claims mentioned below:

●	Roma Decorator Case

In May 2022, the Superior Court of Justice ("STJ") judged the Motions for Clarification with infringing effects filed by Eletrobras as part of the Motions for Divergence in Special Appeal 790,288, known as the "Roma Case", endorsing the thesis already contained in the leading case that pacified the matters related to the refund of the Compulsory Loan on Electric Energy ("ECE") – RESP 1.003.955/RS.  The case decided that the final term of the compensatory interest levied on the ECE credits must ends on the date of the relevant meetings to convert these credits into preferred shares of the Company. This decision enshrined the prohibition of the accumulation of compensatory interest with default interest.

In this context, considering the favorable repository of decisions adhering to the "Roma Case", there was a reclassification of the risk in the contingency from possible to remote referring to these legal theses in the amount of R$14,396,540.

●	Other proceedings – Compulsory loan

Reduction of the proceedings related to the compulsory loan in the approximate amount of R$4,460,000 in which the risk classification changed to remote due to a procedural step that consolidated a decision unfavorable to the plaintiff’s claim.

34.2.1 – Main Proceedings - Civil

As of December 31, 2022, Eletrobras and its subsidiaries had civil lawsuits of R$27,507,399 (R$44,358,547 on December 31, 2021), and their probability of loss is possible, where no provision is made. The following stand out:

●	Nullity of the Trade Union Agreement (CHESF)

This is a public civil claim initiated by the Federal Public Prosecutor’s Office – MPF, in which it pursues obtaining a court ruling that declares the non-existence of the Amendment to the 1986 Agreement, signed in 1991, between Chesf and the representatives of the Union of Workers Pole Rural Submedia São Francisco. The amount attributed to the claim was R$ 1,000,000. A judgement was delivered declaring the 1991 agreement between Chesf and Polo Union to be null and void, which changed the way of calculating the Temporary Maintenance Allowance (VMT) to the equivalent of 2.5 minimum wages; as well as to determine the payment of the differences found since 1991 between the amount actually paid and the value of 2.5 minimum wages, monetarily corrected and plus moratory interest for each family that received or still receives the VMT, for the respective period that have received and that belong to the territorial jurisdiction of this judicial subsection, except for the cases of resettlers who have concluded the terms of extrajudicial agreements and the public deed of donation with the defendant, renouncing the benefits of VMT, as well as removed the right of interested parties to the perception of installments affected by the five-year statute of limitations, as from the filing of the lawsuit. Appeals were filed against the sentence by Chesf and the MPF, these appeals are pending judgment, and were distributed by dependency in November 2016 to the Federal Court of Appeals Judge.

In December 2016, it was sent to the judge and is pending reporting and voting. On February 21, 2020, the proceeding was migrated to the Electronic Judicial Proceedings (Pje) system. Based on the assessment by its attorneys-at-law, Chesf classified the risk of loss of this action as possible, in the updated amount of R$4,159,029 (R$3,732,691, on December 31, 2021).

●	Public Civil Claim – Federal Public Prosecutors’ Office of Bahia (CHESF)

This is a Public Civil Claim filed by the Federal Public Prosecutors’ Office of Bahia in order to recognize the existence, and rights of, occupants of a flooded area who were not resettled into irrigation projects. The litigation seeks to give said occupants what they are entitled to under the 1986 Agreement between CHESF and the communities involved in the construction of the Itaparica Dam. The case is pending before the Federal Court in Paulo Afonso - Bahia, and is currently in the appeal phase before the Federal Court of the 1st Region Circuit (TRF1). There was an injunction granted in favor of the Public Prosecutor’s Office, which was revoked by the TRF1. The sentence was favorable to the statute of limitations thesis and there is a precedent in the STJ contrary to the Federal Public Prosecutor’s claim. Based on the assessment of its legal counsel, Chesf classified the risk of loss of this action as possible, and the amount of the updated claim is R$3,772,158 (R$3,361,748, on December 31, 2021).

●	Collection of alleged losses to final consumers

This is a public civil claim handled by ANEEL to charge Chesf for alleged losses to final electricity consumers due to delays in the works related to the so-called Shared Generation Facilities - ICGs. This loss is estimated to R$ 1,471. Chesf received the summons and filed a challenge to the case in December 2015. A reply was submitted by ANEEL, the judge rejected the production of evidence required by Chesf. The Court determined the subpoena of the Federal Public Prosecutors’ office for a response which was carried out. Chesf petitioned for suspension of the proceedings due to the strategy of taking the case to the Federal Public Administration’s Attorney General’s Office - CCAF / AGU. In December 2017, the suspension request was granted for a period of six months. An application was filed with the CCAF / AGU in March 2018. There was a conciliation hearing, in which the parties showed no interest in settling. The proceedings were sent to the judge for a ruling in December 2018. In September 2019, a judgement was delivered in which the claim was partially upheld and ordered Chesf to reimburse the amounts paid by the CCEE. The court ruled that the Union was to blame for the delay so that Chesf’s liability would be limited to the percentage of its fault for the delays, which would be assessed by an expert in the ruling settlement phase. In November 2019, an appeal was filed by ANEEL. In the same month, the migration of the process to the PJe online system was determined, with the time limit for Chesf’s appeal not yet having started due to lack of publication of sentence.

On March 26, 2020, the parties to the proceeding were summoned by the court to express their opinion regarding whether the original physical records of the proceedings had been duly converted into digital files in the PJe online system, and whether the rulings issued while the proceeding was physically recorded had been fulfilled and fulfillment of any act already practiced in the physical records. On May 8, 2020, Chesf filed a motion for clarification. On December 31, 2020, ANEEL objected to the motion for clarification filed by Chesf.

In October 2021, the Federal Public Prosecutor’s Office fought for the acceptance of the preliminary judgment extra petita. On the merits, the manifestation is for to not uphold the appeals. There are no conditions to assess, at the present time, what the outcome of the claim would be, since this is the first claim in the country to deal with the matter (there is jurisprudence in Brazil in respect of collective claims on a similar basis).

Based on the assessment of its legal counsel, Chesf classified the risk of loss as possible, in the estimated amount of R$ 2,252,254 (R$ 2,108,726 as of December 31, 2021).

●	Request for in-court restructuring proceeding (CHESF)

CHESF filed a motion requesting the initiation of an in-court restructuring proceeding of Wind Power Energia S/A, a debtor company, that had previously filed for bankruptcy, as CHESF understands said debtor is part of a market leader group with investments and contracts that would enable its debt restructuring. The dispute is pending in the 1st Civil Court of the District of Cabo de Santo Agostinho-Pernambuco, being in a decision-making phase. Main progress of the proceedings: Presentation of the reorganization plan; presentation of an amendment to the reorganization plan; new amendment to the reorganization plan; holding of a general meeting of creditors with analysis of the latest version of the reorganization plan. Based on the assessment of its legal counsel, the Board of Executive Officers classified the risk of loss of this action as “possible”, and its updated request amount is R$1,004,479 (R$889,819, in 2021).

34.2.2 - Main Tax Proceedings

As of December 31, 2022, Eletrobras and its subsidiaries were subject to tax lawsuits with a probability of possible loss of R$10,400,731 (R$8,755,786 on December 31,2021). The following stand out:

●	Notice of Violation - PIS and COFINS (Furnas)

This is an administrative proceeding filed by the National Treasury against Furnas, referring to the notice of infraction drawn up due to alleged insufficient payment of PIS/COFINS since Furnas excluded the following revenues from the calculation: Exclusion of RGR from the calculation basis; Itaipu transmission revenues (exclusion of the calculation basis); Inclusion as financial income, in December 2007, of revenue from actuarial liabilities maintained with FRG. In addition, the assessment includes amounts that are no longer collected under PIS and COFINS due to the Company having compensated without presenting the appropriate document, PER/DCOMP. The Administrative Council for Tax Appeals (CARF) dismissed Furnas’ Voluntary Appeal, leaving only the matter related to the exclusion of RGR that remains under analysis in CARF in the original proceeding. Other matters were definitively judged at the administrative level. Furnas presented a guarantee to enable the issuance of a Certificate and take the discussion to the judicial sphere. The total amount classified with a possible loss prognosis is R$1,645,510 as of December 31, 2022 (R$1,551,613 as of December 31, 2021).

●	Notice of Violation - calculation of IRPJ and CSLL (Furnas)

This is a claim filed by Furnas against the National Treasury, which aims to discuss the collection resulting from the Notice of Violation drawn up due to alleged irregularities in the calculation of IRPJ and CSLL, in which the reversal of FRG’s actuarial liabilities was excluded from the Taxable Income. As it is an actuarial surplus, the amount was excluded from the calculation base and was included in taxation as it is realized. After the unfavorable administrative decision, Furnas filed a claim to have its right recognized in court, and as of December 31, 2022, no sentence had been issued in the process. The Federal Union filed a Tax Enforcement order to collect the debt, but the judge suspended its progress until the matter is definitively analyzed in the Annulment Action proposed by Furnas. The total amount classified with a possible loss prognosis is R$1,876,516 on December 31, 2022 (R$1,774,328 on December 31, 2021).

34.3 Other tax matters

●	Uncertainty over Income Tax Treatments (IFRIC 23)

This interpretation clarifies how to apply the recognition and measurement requirements of IAS 12 when there is uncertainty about the treatment of income tax on profit. The interpretation requires Eletrobras to: (1) determine whether uncertain tax positions are assessed separately or as a group; and (2) assess whether the tax authority is likely to accept the use of uncertain tax treatment, or proposed use by the Company. If so, the Company must determine its tax and accounting position in line with the tax treatment used or to be used in its income tax returns. If not, the Company must reflect the effect of uncertainty in determining its fiscal and accounting position.

Based on the requirements of IFRIC 23 - Uncertainty over Income Tax Treatments, Eletrobras assessed the operations of its subsidiaries that involved corporate restructuring and acquisition of control of interests in other companies and concluded that its tax and accounting position is by the tax treatment used.

●	Decision of the Federal Supreme Court (STF) - Tax matter final and unappealable

In February 2023, the STF, in a unanimous ruling, considered that a definitive judgement, the so-called “res judicata” on taxes collected on a continuous basis loses its effects if the Court decides otherwise. This is because, according to the legislation and jurisprudence, a ruling, even if final and unappealable, produces its effects while the factual and legal framework that justified it lasts. If there is a change, the effects of the previous decision may no longer occur.

The Company did not identify relevant lawsuits related to its taxes collected on a continuous basis, therefore Eletrobras and its subsidiaries were not, at this time, impacted by the STF decision.

Accounting Policy

Future disbursement risks with labor, tax and civil litigation are recognized in the balance sheet, under the item Provisions for Litigation, when there are present obligations (legal or presumed) resulting from past events, of which settlement is probable and of which the amount it is possible to reliably estimate, based on the assessment of Management and internal and external legal advisors. The amounts are recorded based on the estimates of the costs of the outcomes of said lawsuits.

The risks of future disbursement with litigation (contingents), of which settlement is possible, are only disclosed in explanatory notes, without composing the Company’s liabilities.

This assessment is supported by Management’s judgment, together with its legal advisors, considering the jurisprudence, decisions in initial and higher courts, the history of any agreements and decisions, the experience of management and legal advisors, as well as other applicable aspects.

NOTE 35 – OBLIGATIONS OF LAW No. 14,182/2021

Law No. 14,182/2021 determined the conditions for obtaining new concessions concerning electricity generation and establishing the following obligations of the subsidiaries Furnas, Eletronorte and Chesf: (i) payment to CDE and (ii) implementation of revitalization programs for river basins and projects in the Legal Amazon.

	Energy Development	River Basin
	Contribution	Revitalization	Total
Opening balance as of December 31, 2021	—	—	—
Addition	33,735,216	6,693,921	40,429,137
Inflation adjustment	197,580	23,017	220,597
Charges	1,097,038	187,023	1,284,061
Interest paid	(22,731)	—	(22,731)
Amortization of Principal	(5,251,610)	—	(5,251,610)
Final balance as of December 31, 2022	29,755,493	6,903,961	36,659,454

Current	597,722	874,940	1,472,662
Non - current	29,157,771	6,029,021	35,186,792

The installments of the obligations with CDE and Regeneration of River Basins have their maturities at present value, with 7.60% and 5.67% rate, respectively, scheduled as follows:

	Energy Development	River Basin
	Contribution [1]	Revitalization [2]	Total
2023	597,722	874,940	1,472,662
2024	1,103,180	826,989	1,930,169
2025	1,537,907	782,611	2,320,518
2026	1,905,729	740,615	2,646,344
2027	2,213,929	700,873	2,914,802
After 2027	22,397,026	2,977,933	25,374,959
	29,755,493	6,903,961	36,659,454

1. Final in 2047; and

2. Final in 2032.

In note 43.3.4, the flow of payments (future amounts) of the obligations of Law No. 14,182/2021, determined by CNPE Resolution 015/2021, monetarily restated by the IPCA, is demonstrated.

Accounting Policy

The obligations of Law No. 14,182/2021 (privatization of Eletrobras) were initially recognized from the amounts presented in CNPE Resolution 015/2021, as amended by CNPE Resolution 030/2021. Subsequently, these obligations are adjusted for accrued interest, monetary restatement (IPCA) and payments made.

The interest rates of the obligations were not presented directly in CNPE Resolution 015/2021, as a result, they were implicitly calculated from the present value of the obligations, the future flow of payments and the payment term.

The interest and monetary adjustments that have elapsed are recorded in the income statement, in the financial income group.

NOTE 36 - LONG-TERM OPERATING COMMITMENTS

The Company’s long-term commitments, related mainly to contracts for the purchase of electricity and fuel, are as follows:

Commitments	2024	2025	2026	2027	2028	After 2028
Sale of Energy	5,972,453	4,094,315	3,337,890	2,602,970	2,501,614	21,260,901
Energy purchase	3,271,929	2,562,197	2,110,021	2,088,130	1,467,916	8,889,123
Related to jointly controlled companies	487,683	664,424	215,566	580,915	556,681	3,695,483
Acquisitions of fixed assets	1,119,618	151,185	149,480	212,264	733,564	546,334
Fuel Suppliers	541,217	240,096	240,096	16,628	33,296	—
Construction	305,456	70,451	—	—	—	—
Social and environmental commitments	42,286	28,175	23,531	21,380	20,654	30,504

Accounting Policy

The Company recognizes commitments for the acquisition of fixed assets and commitments related to its joint ventures separately from the value of other commitments, in accordance with the requirements of IAS 16 – Fixed assets and IFRS 12 - Disclosure of Interests in other Entities. In addition, energy purchase and sale commitments, socio-environmental commitments, and purchases with fuel suppliers are also recognized.

NOTE 37 - EQUITY

37.1. Authorized Capital

The Company is authorized to increase its capital stock up to the limit of R$100,000,000 by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.

37.2. Capital stock

Eletrobras’ capital stock, on December 31, 2022, is R$69,705,554 (R$39,057,271 on December 31, 2021) and its shares have no par value, the details of the public offering of shares are described in note 1.2.

The capital stock is distributed, by major shareholders and the species of shares, as of December 31, 2022, as follows:

	12/31/2022
	ORDINARY		PREFERENTIALS						TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	Serie A	%	B Serie	%	Golden Share	%	QUANTITY	%	AMOUNT	%
Federal Government	667,888,884	33.05	—	—	493	0.00	1	100.00	667,889,378	29.02	20,765,980	29.74
BNDES	74,545,264	3.69	—	—	18,262,671	6.52	—	—	92,807,935	4.03	2,772,392	3.97
BNDESPAR	71,956,435	3.56	—	—	18,691,102	6.68	—	—	90,647,537	3.94	2,702,566	3.87
BlackRock	98,319,628	4.86	—	—	13,027,180	4.65	—	—	111,346,808	4.84	3,381,250	4.84
GIC Private	92,090,802	4.56	—	—	7,643,805	2.73	—	—	99,734,607	4.33	3,053,569	4.37
American Depositary Receipts - ADR's	50,903,042	2.52	—	—	4,846,843	1.73	—	—	55,749,885	2.42	1,703,333	2.44
Fundos 3G Radar	963,132	0.05	—	—	30,451,076	10.88	—	—	31,414,208	1.37	788,001	1.13
Others	964,472,277	47.71	146,920	100.00	187,018,223	66.81	—	—	1,151,637,420	50.05	34,646,649	49.64
Expenses with shares issued	—	—	—	—	—	—	—	—	—	—	(108,186)	—
	2,021,139,464	100.00	146,920	100.00	279,941,393	100.00	1	100.00	2,301,227,778	100.00	69,705,554	100.00

The special class preferred share, known as Golden Share, is owned by the Brazilian government, which gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of voting rights and entering into a shareholders’ agreement.

	12/31/2021
	ORDINARY		PREFERENTIALS				TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	Serie A	%	Serie B	%	QUANTITY	%	AMOUNT	%
Federal Government	667,888,884	51.82	—	—	494	0.00	667,889,378	42.56	16,626,568	42.57
BNDESPAR	141,757,951	11.00	—	—	18,691,102	6.68	160,449,053	10.23	3,994,250	10.23
BNDES	74,545,264	5.78	—	—	18,262,671	6.52	92,807,935	5.92	2,310,379	5.92
Dynamic FIA and Banclass	65,536,875	5.09	—	—	—	—	65,536,875	4.18	1,631,488	4.18
Fundos 3G Radar	—	—	—	—	30,890,676	11.03	30,890,676	1.97	768,998	1.97
American Depositary Receipts - ADR's	52,065,112	4.04	—	—	5,340,887	1.91	57,405,999	3.66	1,429,076	3.65
Others	287,048,510	22.27	146,920	100.00	206,755,564	73.86	493,950,994	31.48	12,296,512	31.48
	1,288,842,596	100.00	146,920	100.00	279,941,394	100.00	1,568,930,910	100.00	39,057,271	100.00

37.3. Capital Reserve

This reserve represents the Company’s accumulated capital surplus. The amounts earmarked for this purpose are permanently invested and cannot be used to pay dividends.

37.4. Profit reserves

37.4.1 - Legal reserve

Constituted through the appropriation of 5% of the net income for the year, in accordance with Law No. 6,404/1976.

37.2.2 – Retained Earnings Reserve

According to Law No. 6,404/1976, the General Meeting may, by proposal of the administration bodies, decide to withhold part of the net income for the year foreseen in a capital budget previously approved by it.

37.2.3 – Statutory Reserves

The General Meeting shall allocate, in addition to the legal reserve, calculated on the net profits for the year:

I - up to 75% (seventy-five percent) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company’s corporate purpose.

37.3 Shareholder remuneration

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

Below is the distribution of the results, imputed to the minimum dividends, in accordance with the applicable legislation, as well as the total amount of remuneration proposed to the shareholders, to be deliberated at the Annual General Meeting:

Allocation of the Year	12/31/2022	12/31/2021
Fiscal year balance assignment	3,635,377	5,646,141
Legal reserve	(181,769)	(282,307)
Realization of Revaluation Reserve	—	2,351
CEE GT split adjustments	—	(33,534)
Mandatory Dividends	(863,402)	(1,340,958)
Retained earnings to be allocated	2,590,206	3,991,693
Constitution of Statutory Reserves and Profit Retention	(2,590,206)	(3,991,693)
Balance from fiscal year to be distributed	—	—

In September 2022, in compliance with the resolution of the 62nd Annual General Meeting (AGM), Eletrobras paid dividends related to the fiscal year 2021, in the updated amount of R$1,449,097, to individuals and legal entities registered as owners or usufructuaries of common and preferred shares classes "A" and "B" (ON, PNA and PNB, respectively).

Accounting Policy

It represents the common shares and the paid-in preferred shares and is classified in shareholders’ equity.

NOTE 38 - EARNINGS PER SHARE

(a) Basic

Basic earnings per share are calculated by dividing the profit attributable to the Company’s shareholders and the number of shares issued, excluding those purchased by the Company and held as treasury shares. Preferred shares have a guaranteed right (per share) of the superiority of at least 10% in the distribution of Dividends and/or Interest on Equity concerning common shares.

12/31/2022
Numerator	Ordinary	Preferred A	Preferred B	Total
Profit attributable to each class of shares - Continued Operation	2,239,391	215	408,987	2,648,592
Profit attributable to each class of shares - Discontinued Operation	834,329	80	152,376	986,785
Profit for the Year	3,073,720	295	561,363	3,635,377

Denominator	Ordinárias	Preferencial A	Preferencial B
Weighted average number of shares	1,686,088	147	279,941
% of shares in relation to the total	85.75%	0.01%	14.24%

Basic earnings per share from continuing operations (R$)	1.33	1.46	1.46
Basic earnings per share from discontinued operation (R$)	0.49	0.54	0.54

Net basic earnings per share	1.82	2.01	2.01

12/31/2021
Numerator	Ordinary	Preferred A	Preferred B	Total
Profit attributable to each class of shares - Continued Operation	4,625,405	580	1,105,121	5,731,106
Profit attributable to each class of shares - Discontinued Operation	(68,573)	(9)	(16,383)	(84,965)
Profit for the Year	4,556,832	571	1,088,738	5,646,141

Denominator	Ordinary	Preferred A	Preferred B
Weighted average number of shares	1,288,843	147	279,941
% of shares in relation to the total	82.15%	0.01%	17.84%

Basic earnings per share from continuing operations (R$)	3.59	3.95	3.95
Basic earnings per share from discontinued operation (R$)	(0.05)	(0.06)	(0.06)

Net basic earnings per share	3.54	3.89	3.89

12/31/2020
Numerator	Ordinary	Preferred A	Preferred B	Total
Profit attributable to each class of shares - Continued Operation	4,940,175	637	1,202,203	6,143,014
Profit attributable to each class of shares - Discontinued Operation	157,360	20	38,294	195,674
Profit for the Year	5,097,535	657	1,240,497	6,338,688

Denominator	Ordinary	Preferred A	Preferred B
Weighted average number of shares	1,254,102	147	277,444
% of shares in relation to the total	81.88%	0.01%	18.11%

Basic earnings per share from continuing operations (R$)	3.94	4.33	4.33
Basic earnings per share from discontinued operation (R$)	0.13	0.14	0.14

Net basic earnings per share	4.06	4.47	4.47

(b) Diluted

As of December 31, 2022, based on the liability balance relating to the compulsory loan, the dilution was simulated with an increase of 26,855,558 preferred shares B in earnings per share, as shown below.

12/31/2022
			Converted
Numerator	Ordinary	Preferred A	Preferred B	Preferred B	Total
Profit attributable to each class of shares - Continued Operation	2,206,702	212	38,663	403,016	2,648,592
Profit attributable to each class of shares - Discontinued Operation	822,150	79	14,404	150,152	986,785
Profit for the Year	3,028,852	291	53,067	553,168	3,635,377

			Converted
Denominator	Ordinary	Preferred A	Preferred B	Preferred B
Weighted average number of shares in thousand	1,686,088	147	26,856	279,941
% of shares in relation to the total	84.60%	0.01%	1.35%	14.05%

Diluted earnings per share from continuing operation (R$)	1.31	1.44	1.44	1.44
Diluted earnings per share from discontinued operation (R$)	0.49	0.54	0.54	0.54

Profit (Loss) per share - diluted	1.80	1.98	1.98	1.98

12/31/2021
			Converted
Numerator	Ordinary	Preferred A	Preferred B	Preferred B	Total
Profit attributable to each class of shares - Continued Operation	4,546,887	570	97,288	1,086,361	5,731,106
Profit attributable to each class of shares - Discontinued Operation	(67,408)	(8)	(1,443)	(16,106)	(84,965)
Profit for the Year	4,479,479	562	95,845	1,070,255	5,646,141

			Converted
Denominator	Ordinary	Preferred A	Preferred B	Preferred B
Weighted average number of shares in thousand	1,288,843	147	25,070	279,941
% of shares in relation to the total	80.86%	0.01%	1.57%	17.56%

Diluted earnings per share from continuing operation (R$)	3.53	3.88	3.88	3.88
Diluted earnings per share from discontinued operation (R$)	(0.05)	(0.05)	(0.06)	(0.06)

Profit (Loss) per share - diluted	3.48	3.82	3.82	3.82

12/31/2020
			Converted
Numerator	Ordinary	Preferred A	Preferred B	Preferred B	Total
Profit attributable to each class of shares - Continued Operation	4,863,474	627	95,376	1,183,537	6,143,014
Profit attributable to each class of shares - Discontinued Operation	154,916	20	3,038	37,699	195,674
Profit for the Year	5,018,390	647	98,414	1,221,236	6,338,688

			Converted
Denominator	Ordinary	Preferred A	Preferred B	Preferred B
Weighted average number of shares in thousand	1,254,102	147	22,358	277,444
% of shares in relation to the total	80.70%	0.01%	1.44%	17.85%

Diluted earnings per share from continuing operation (R$)	3.88	4.27	4.27	4.27
Diluted earnings per share from discontinued operation (R$)	0.12	0.14	0.14	0.14

Profit (Loss) per share - diluted	4.00	4.40	4.40	4.40

Accounting Policy

In order to obtain the basic result per share, Eletrobras divides the profit or loss attributable to the holders of Eletrobras common shares by the weighted average number of common shares held by shareholders (excluding those held in treasury) during the period. In the case of a consolidated balance sheet, the profit or loss attributable to the Company refers to the Parent Company’s portion. In this way, non-controlling interests are excluded.

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

According to the Dividend Policy, Preferred shares have a guaranteed right (per share) of the superiority of at least 10% in the distribution of Dividends and/or Interest on Equity concerning common shares.

NOTE 39 - NET OPERATING REVENUE

	12/31/2022	12/31/2021	12/31/2020

Generation
Power supply for distribution companies (a)	14,104,623	11,836,975	10,762,106
Power supply for end consumers	3,925,510	3,334,527	2,661,499
CCEE (b)	1,159,158	3,090,100	1,380,535
Revenue from operation and maintenance	4,676,630	4,220,474	3,982,409
Construction revenue	7,324	82,205	37,800
Financial effects of Itaipu	287,610	65,831	(13,565)
	24,160,855	22,630,112	18,810,784
Transmission
Revenue from operation and maintenance	6,379,321	5,967,866	4,785,999
Construction revenue	1,494,307	1,535,840	778,202
Contractual financial income (c)	7,901,256	9,946,627	6,026,214
	15,774,884	17,450,333	11,590,415

Other revenues	1,101,817	925,455	710,311
	41,037,556	41,005,900	31,111,510

(-) Deductions from Operating Revenue
(-) ICMS	(1,103,091)	(1,124,432)	(995,304)
(-) Pis and Cofins	(3,527,175)	(3,325,144)	(2,977,095)
(-) Sector charges	(2,322,369)	(1,919,554)	(1,728,968)
(-) Other Deductions (including ISS)	(10,688)	(9,936)	(9,207)
	(6,963,323)	(6,379,066)	(5,710,574)

Net operating revenue	34,074,233	34,626,834	25,400,936

(a)	The Increase in Supply revenue in the year ended December 31, 2022, compared to the year ended December 31, 2021, is mainly due to the consolidation of MESA by subsidiary Furnas, which added the amount of R$2,442,856 to the Supply account;
(b)	The reduction in CCEE revenue in the year ended December 31, 2022, compared to the year ended December 31, 2021, is due to the best hydrological conditions in the country, which significantly reduced the need to import electricity from Uruguay; and
(c)	The reduction of contractual financial revenue in the year ended December 31, 2022, compared to the year ended December 31, 2021, is mainly due to the reduction of the Broad National Consumer Price Index - IPCA index in the year.

Accounting Policy

Revenues are recognized as the Company satisfies its obligations established in contracts with customers, being measured based on the values of the consideration it expects to receive in exchange for the performance of generation, transmission and other services activities.

Generation

Revenues from electricity supply are recognized at the time the Company delivers electricity to the buyer at the prices established in the contracts.

The revenues from short-term market transactions, presented in the CCEE line, are valued at the Settlement Price of Differences – PLD.

Revenues from generation concessions extended in light of Law No. 12,783/2013 (Quota Plants) are presented in the line Operation and maintenance revenue, being recognized by the price of the tariff calculated by ANEEL. The tariff is calculated based on the operation and maintenance costs of the plants, plus the additional revenue rate of 10%. From 2023, due to the provisions of Law No. 14,182/2021 (privatization of Eletrobras), the operating regime of these plants will be changed from physical guaranteed quotas to independent energy production ("PIE"), in 20% of the year, reaching the complete change in 05 years. Further details in notes 1.2.1 and 22.

Transmission

The consideration set forth in the electricity transmission concession agreements remunerates the transmission company for two performance obligations: (i) to build; and (ii) to maintain and operate the infrastructure. As they are fulfilled, the Company records revenues according to the nature of the completed obligation.

The obligation to build the transmission project is satisfied throughout the construction phase, and construction revenues are recorded according to the evolution of the projects.

In addition to construction and operation and maintenance revenues, the Company recognizes contractual financial revenue, which refers to the financial update of the rights originated by the construction of the project, which will be received between the end of construction and the end of the concession.

The Company includes the contractual financial revenue in the Net Operating Revenue, as it understands that in the electricity transmission concession contracts the financing (act of spending to build and receive in installments during the concession) carried out to the granting authority for the construction of the projects is part of its business.

Further details in the accounting practices of note 16.

NOTE 40 - OPERATING COSTS AND EXPENSES

	12/31/2022	12/31/2021	12/31/2020
Personnel	(4,633,682)	(4,340,109)	(4,185,145)
Voluntary Dismissal Plan (40.2)	(1,260,370)	—	(9,610)
Material	(269,083)	(247,858)	(216,017)
Services	(2,065,232)	(1,541,840)	(1,661,042)
Energy purchased for resale	(3,117,655)	(4,259,957)	(2,400,358)
Cost recovery - adherence to hydrological risk	—	4,265,889	—
Charges on use of the electricity grid	(2,746,132)	(2,276,254)	(1,663,297)
Fuel for electricity production	(2,085,996)	(1,889,722)	(1,646,862)
Construction	(1,678,631)	(1,395,066)	(966,443)
Depreciation and amortization (a)	(2,690,269)	(1,443,285)	(1,255,812)
Donations and contributions	(206,438)	(164,696)	(166,685)
Operating provisions/Reversals (40.1)	(6,928,425)	(14,922,063)	(7,374,588)
Others	(1,593,394)	(1,487,330)	(1,877,193)
	(29,275,307)	(29,702,291)	(23,423,052)

(a)	The depreciation and amortization constitutions in 2022 are mainly due to the new generation contracts entered into in June 2022 for the hydroelectric plants contemplated by Law No. 14,182/2021.

40.1 - Estimated Losses/Operating Provisions

	12/31/2022	12/31/2021	12/31/2020
Provision for Litigation (a)	(1,857,566)	(13,080,540)	(4,177,351)
Estimated losses on investments	92,226	(20,712)	(679,801)
Provision for Implantion of Shares - Compulsory Loan	(101,813)	(107,652)	(345,393)
ECL - Financing and loans (b)	(3,347,749)	(638,894)	(139,237)
ECL - Consumers and resellers (c)	(1,674,333)	110,282	(804,865)
ECL - Fuel consumption account	—	(498,630)	(63,525)
Provision for unsecured liabilities	—	(705,864)	—
Guarantees	188,590	25,976	12,395
Onerous contracts	229,582	16,219	(89,053)
Provision for the reduction of fuel inventories	(25,764)	(126,286)	—
Impairment¹	(267,815)	475,406	(474,745)
Provision for judicial deposits	—	(233,908)	—
Others	(163,783)	(137,460)	(613,013)
	(6,928,425)	(14,922,063)	(7,374,588)

1. Impairment – Estimated loss due to asset being unable to recover.

(a)	The constitution of the provision for litigation in the year ended December 31, 2022 is mainly due to monetary restatements of civil and labor lawsuits. In the year ended December 31, 2021, the constitution of the provision for litigation was impacted mainly by a provision of R$10,896,956 referring to the processes related to the compulsory loan. For further information, see note 34;
(b)	The constitution of PECLD on financing and loans in the year ended December 31, 2022 is mainly due to the provision of loan balances receivable with Amazonas Energia. See note 10; and
(c)	The constitution of PECLD on consumers and resellers in the year ended December 31, 2022 is mainly due to the provision of 100% of Amazonas Energia’s Debt Confession Instruments. See note 09.

40.2 – Voluntary Dismissal Program – 2022

The expense related to the Voluntary Dismissal Plan in the year ended December 31, 2022 totaled R$1,260,370, as shown below:

	Quantity of
Dismissals	Employees	Loss
2022	821	(373,883)
2023¹	1,673	(886,487)
	2,494	(1,260,370)

¹ Estimated values for 2023.

NOTE 41 - FINANCIAL RESULT

	12/31/2022	12/31/2021	12/31/2020
Financial Revenues
Interest income, fines, commission and fees	997,434	756,395	970,965
Revenue from financial investments	2,211,854	619,729	956,269
Additional of moratorium on electricity	252,637	325,943	341,672
Revenueom Interest on Dividends	10,950	—	—
Other financial income	566,848	319,638	(1,260,029)
(-) Taxation on financial Revenue	(611,964)	(415,961)	(24,586)
	3,427,759	1,605,744	2,118,291
Financial expenses
Debt Charges	(4,705,030)	(2,804,816)	(2,850,866)
Charges from obligations with CDE	(1,097,038)	—	—
River Basin Revitalization Charges	(187,023)	—	—
Other financial expenses	(804,999)	(549,140)	(841,856)
	(6,794,090)	(3,353,956)	(3,692,722)

Financial results, net
Monetary variations	(1,097,622)	(34,520)	319,322
Exchange rate changes	446,852	(385,049)	(399,723)
Derivatives	(356,494)	725,826	332,017
	(1,007,264)	306,257	251,616

	(4,373,595)	(1,441,954)	(1,322,815)

Accounting Policy

The financial results record, mainly, the charges on debts, including on loans, financings and debentures (see note 26), the charges on obligations with CDE, and the revitalization of river basins (see note 35), the interest on lease liabilities (see note 27), and the revenues from financial investments.

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing on the date of the transactions. Exchange gains and losses resulting from the conversion at the exchange rate at the end of the period are recognized in the income statement as a financial expense or income.

NOTE 42 – OTHER REVENUE AND EXPENSES

	12/31/2022	12/31/2021	12/31/2020
Reimbursement of fixed assets in progress - AIC	121,033	588,786	—
Gain from disposal of CEEE-T shares (b)	453,624	—	—
Reimbursement of inefficiency – CCC	—	621,968	—
Effects of Law No. 14,182/2021 (c)	(355,062)	—	—
Other income and expenses	(32,671)	—	16,134
	186,924	1,210,754	16,134

(a) Reimbursement of Fixed Assets in Progress - AIC

In January 2022, Eletrobras’s Board of Directors decided to approve the amount of the AIC reimbursable from Ceron, currently Energisa Rondônia, in the amount of R$121,033. In addition, the signing of the AIC Reimbursement Agreement to be entered into by Eletrobras and Energisa was also approved. As defined in the Share Purchase Agreement and Other Covenants, Energisa Rondônia will make the payment of the calculated amount of the AIC reimbursable in 60 installments, with the outstanding balance being adjusted by 111% of the Selic rate. See note 15.

(b) Gain on disposal of CEEE-T shares

Eletrobras sold all its equity interest in CEEE-T to CPFL de Energia Cone Sul Ltda, during the year ended December 2022. See note 20.

(c) Effects of Law No. 14,182/2021

The residual values of the new concessions were written off against the result of the period due to the irrecoverable status determined by CNPE, net of the result of the indemnities. See note 1.2.2.

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

The Company monitors capital based on the financial leverage ratio. This index corresponds to the net exposure divided by the total capital. Financial leverage, in turn, corresponds to the total of loans, financing and short and long-term debentures, see note 26, subtracted from the amount of cash and cash equivalents and securities - TVM (without considering restricted cash and restricted TVM), see notes 6 and 8. Total capital is determined by adding net equity, as demonstrated in the consolidated balance sheet, to the net debt.

	12/31/2022	12/31/2021
Total loans, financing and debentures	59,106,522	44,015,645
(-) Marketable securities	(12,611,302)	(15,873,853)
Cash and Cash Equivalents	(10,739,126)	(192,659)
Net debt	35,756,094	27,949,133
(+) Total Shareholders' Equity	111,028,636	76,416,764
Total Capital	146,784,730	104,365,897
Financial Leverage Index	24%	27%

43.2 - Classification by category of financial instruments

The carrying amounts of certain financial assets and liabilities represent a reasonable approximation of fair value. The Company uses the following classification to classify its financial instruments and their respective levels:

	Level	12/31/2022	12/31/2021
FINANCIAL ASSETS
Amortized cost		21,874,736	21,126,404
Cash and cash equivalents		10,739,126	192,659
Customers		5,497,979	6,088,056
Reimbursement rights		2,952,397	6,396,234
Receivables - ENBPAR		1,264,059	—
Loans and Financing		1,021,645	5,843,527
Financial Assets - Itaipu		389,438	428,865
Marketable Securities		10,092	4,901
Financial Assets - Generation		—	2,172,162

Fair value through profit or loss		13,588,072	19,268,020
Marketable Securities	2	12,601,210	15,868,952
Derivative Financial Instruments	2	986,862	1,343,355
Decommissioning Fund	2	—	2,055,713

Fair value through other comprehensive income		1,761,258	1,878,609
Investments (Equity Holdings)	1	1,761,258	1,878,609

FINANCIAL LIABILITIES
Amortized cost		103,279,464	51,898,760
Loans, financing and debentures		59,106,522	44,015,645
Obligations of Law No. 14,182/2021		36,659,454	—
Suppliers		3,517,173	4,048,087
Reimbursement obligations		1,912,423	859,003
Shareholder remuneration		924,644	1,406,890
Leases		753,168	903,484
Concessions payable UBP		406,080	87,025
Financial liabilities - Itaipu		—	578,626

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

Specific valuation techniques used to value financial instruments (level 2) include:

●	Quoted market prices or quotes from financial institutions or brokers for similar instruments;
●	The fair value of interest rate swaps is calculated at the present value of estimated future cash flows based on yield curves adopted by the market; and
●	The fair value of future exchange contracts is determined based on future exchange rates at the balance sheet date, with the resulting value discounted to present value.

43.3 - Financial risk management

In carrying out its activities, the Company is impacted by risk events that may compromise its strategic objectives. Risk management has aims to anticipate and minimize the adverse effects of such events on the Company’s business and economic-financial results.

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

The Company has a Financial Hedge Policy, where the objective is to monitor and mitigate exposure to market variables that impact assets and liabilities of Eletrobras and its subsidiaries, reducing the effects of undesirable fluctuations of these variables in their financial statements.

The aforementioned policy, therefore, aims at ensuring that the Company’s results faithfully reflect its real operating performance and that its projected cash flow is less volatile.

Considering the different ways of hedging the mismatches presented by the Company, the Policy lists a scale of priorities, prioritizing the structural solution, and only for the residual cases, adoption of operations with derivative financial instruments.

Transactions with financial derivatives, when carried out, cannot characterize financial leverage or credit granting operations to third parties.

(a)	Composition of foreign currency balances and sensitivity analysis

Exchange rate appreciation risk

		Balance on 12/31/2022		Effect on income
		Foreign		Scenario I -	Scenario II	Scenario III
		currency	Real	Probable 2023¹	(+25%)¹	(+50%)¹
	Loans, financing and debentures	(1,400,514)	(7,307,464)	66,807	(1,743,358)	(3,553,522)
USD	Receivables - ENBPAR	242,264	1,264,059	(11,554)	301,572	614,698
	NOTE 11 - FINANCING AND LOANS RECEIVABLE	16,125	84,133	(767)	20,075	40,916
	Financial assets -Itaipu	74,638	389,438	(3,560)	92,910	189,380
	Impact on income	(1,067,487)	(5,569,834)	50,926	(1,328,801)	(2,708,528)

EURO	Loans, financing and debentures	(42,077)	(234,343)	(597)	(59,333)	(118,068)
	Impact on income	(42,077)	(234,343)	(597)	(59,333)	(118,068)

Impact on income of exchanges rates				50,329	(1,388,134)	(2,826,596)

(¹) Assumptions adopted:			12/31/2022	Probable	+25%	+50%
	USD		5.22	5.17	6.46	7.76
	EURO		5.57	5.58	6.98	8.38

43.3.2 - Interest rate risk

a)	National indexes

Interest rate appreciation risk

			Effect on income
		Balance on	Scenario I	Scenario II	Scenario III
		12/31/2022	- Probable 2023[1]	(+25%)[1]	(+50%)[1]
CDI	Loans, financing and debentures	(17,879,505)	(2,083,277)	(2,604,096)	(3,124,915)
	Impact on income	(17,879,505)	(2,083,277)	(2,604,096)	(3,124,915)

SELIC	Loans, financing and debentures	(4,329,336)	(508,697)	(635,871)	(763,045)
	AIC Reimbursement	505,992	59,454	74,318	89,181
	Impact on income	(3,823,344)	(449,243)	(561,553)	(673,864)

TJLP	Loans, financing and debentures	(1,500,325)	(107,229)	(134,036)	(160,844)
	Impact on income	(1,500,325)	(107,229)	(134,036)	(160,844)

IGPM	Leases	(753,168)	(33,238)	(41,548)	(49,857)
	FINANCING AND LOANS RECEIVABLE	270,158	11,922	14,903	17,884
	Impact on income	(483,010)	(21,316)	(26,645)	(31,973)

	Obligations of Law No. 14,182/2021	(36,659,454)	(1,737,174)	(2,171,467)	(2,605,761)
IPCA	Loans, financing and debentures	(24,649,296)	(1,168,051)	(1,460,064)	(1,752,077)
	Right of reimbursement	2,446,405	115,927	144,909	173,891
	NOTE 11 - FINANCING AND LOANS RECEIVABLE	10,961	519	649	779
	Impact on income	(58,851,384)	(2,788,779)	(3,485,973)	(4,183,168)

Impact on income of exchanges rates			(5,449,844)	(6,812,303)	(8,174,764)

(1) Assumptions adopted:		12/31/2022	Likely	+25%	+50%
	CDI	13.65%	11.65%	14.56%	17.48%
	Interest rate (specify)	13.75%	11.75%	14.69%	17.63%
	TJLP	7.20%	7.15%	8.93%	10.72%
	IGPM	5.44%	4.41%	5.52%	6.62%
	IPCA	5.58%	4.74%	5.92%	7.11%

43.3.3 - Credit risk

This risk results from the possibility that Eletrobras and its subsidiaries might incur losses resulting from the difficulty in executing their client receivables and other credits.

Through its subsidiaries, Eletrobras operates in the electricity generation and transmission markets supported by contracts signed in the regulated and free energy environments. The Company seeks to minimize its credit risks through collateral including receivables from their clients and, where applicable, through bank guarantees.

The Company has a policy for the accreditation of financial institutions for the purposes of executing derivative transactions. This policy defines criteria regarding the size, rating, and expertise in the derivative market, to select the institutions that will be able to enter into transactions with the Company.

Additionally, the Company is exposed to the risk of credit in connection with financial guarantees granted to financial institutions. The Company’s exposure corresponds to the maximum amount to be paid if the guarantee is executed. See note 26.2.

43.3.4 - Liquidity risk

The liquidity needs of the Company and its subsidiaries are the responsibility of the financial and fundraising areas, which work in line with the permanent monitoring of short-, medium- and long-term cash flows, planned and realized, seeking to avoid possible mismatches and consequent losses and guarantee liquidity requirements for operational needs.

The tables below analyze the non-derivative financial liabilities of the Company, by maturity range, for the period remaining on the balance sheet until the final contractual date. Contractual maturity is based on the most recent date the Company must settle obligations and includes the corresponding related contract interest, if any.

	12/31/2022
	Nominal payment flow
	Up to 1 year	From 1 to 2 Years	From 2 to 5 Years	Over 5 Years	Total
FINANCIAL LIABILITIES (Current / Non-Current)
Measured at Amortized Cost	19,407,655	23,277,701	22,324,186	93,128,374	158,137,917
Obligations of Law No. 14,182/2021	1,486,080	2,094,252	9,931,788	65,206,735	78,718,856
Loans, financing and debentures	11,305,856	20,906,210	12,091,000	27,503,632	71,806,698
Suppliers	3,517,173	—	—	—	3,517,173
Reimbursement Obligations	1,912,423	—	—	—	1,912,423
Shareholder remuneration	924,644	—	—	—	924,644
Leases	227,819	238,099	219,053	88,490	774,461
Concessions payable UBP	33,660	38,140	82,345	329,517	483,662

	31/12/2021
	Nominal payment flow
	Up to 1 year	From 1 to 2 Years	From 2 to 5 Years	Over 5 Years	Total
FINANCIAL LIABILITIES (Current / Non-Current)
Measured at Amortized Cost	14,802,340	9,068,371	20,021,202	19,627,075	63,518,988
Loans, financing and debentures	9,674,220	8,693,204	19,650,487	19,413,779	57,431,690
Suppliers	4,031,532	16,555	—	—	4,048,087
Reimbursement Obligations	859,003	—	—	—	859,003
Leases	232,215	351,395	355,101	75,248	1,013,959
Concessions payable UBP	5,370	7,217	15,614	138,048	166,249

43.4 - Sensitivity analysis of derivative financial instruments

The following analysis estimates the potential value of instruments in hypothetical stress scenarios of the main market risk factors that impact derivative financial instruments.

●	Probable: The probable scenario was defined as the fair value of derivatives as of December 31, 2022.
●	Scenario I and II: Estimated fair value considering a deterioration of 25% and 50%, respectively, in the associated risk variables; and
●	Scenario III and IV: Estimated fair value considering an appreciation of 25% and 50%, respectively, in the associated risk variables.

Embedded derivative	Possible	Scenario I	Scenario II	Scenario III	Scenario IV
Electricity supply	986,862	740,147	493,431	1,233,578	1,480,293

Sensitivity analyzes were prepared with the objective of measuring the impact of changes in market variables on each of the Company’s financial instruments. Therefore, these are projections based on assessments of macroeconomic scenarios, which does not mean that the transactions will have the values presented in the analysis period considered.

43.4.1 - Electricity supply

This derivative financial instrument refers to a long-term contract for the supply of electricity with Alumínio Brasileiro S.A. – Albrás, the revenue from this long-term contract is associated with the payment of a premium linked to the international price of aluminum, quoted on the London Metal Exchange – LME), this calculation includes the concept of cap and floor band related to the price of aluminum quoted on the LME, whose sensitivity analyzes of the energy supply contracts of electro-intensive consumers were carried out.

The premium arising from the energy sale contract, evaluated its characteristics, can be considered as a component of a hybrid (combined) contract, which includes a non-derivative contract that houses it. This premium is part of the main contract and has specific correction characteristics associated with the fluctuation of the price of aluminum in the international market and also by the variation in the dollar price. Thus, the premium is considered an embedded derivative, as its pricing derives from the price of aluminum which is defined in this case as the basic asset, also known as the underlying asset.

The contract entered with Albrás has an initial date of July 1, 2004 and its maturity is December 31, 2024. The average contracted volume was 750 MW and increased to 800MW after January 2007.

The calculation of the contract premium includes the concept of cap and floor band related to the price of aluminum quoted in the LME. The maximum and minimum price limits on the LME are US$ 2,773.21/ton and US$ 1,450.00/ton, respectively.

Thus, a variation on the price of the premium earned was sensitized to such hybrid contracts, see item 43.4. The volatility components of the premium are basically: price of primary aluminum in the LME, foreign exchange and CDI.

The premium calculated for 2022 is R$986,862, a devaluation of R$356,493 compared to 2021, which had a calculated premium of R$1,343,355 and can be explained mainly by the reduction in the expected LME price for the next 24 months (average of the projected LME price: (12-2022: US$2,480.86/ 12-2021: US$2,815.36).

Accounting Policy

Recognition and measurement

Financial assets and liabilities are recognized when Eletrobras, or one of its subsidiaries, is part of the contractual provisions of the instrument.

Financial assets and liabilities are initially recognized at fair value and, subsequently, measured at amortized cost or fair value, according to the rules of IFRS 9 – Financial Instruments.

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

a) A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at Fair Value Profit and Loss (FVPL):

●	It is maintained within a business model with the objective to maintain financial assets receive contractual cash flows; and
●	Its contractual terms generate, on specific dates, cash flows that are related only to the payment of the principal amount and interest on the principal amount outstanding.

b) A debt instrument is measured at Fair Value through Other Comprehensive Income – FVOCI if meet both of the following conditions and is not designated as measured to the FVPL:

●	It is maintained within a business model that has the objective of achieving and receiving contractual cash flows and the sale of financial assets; and
●	Its contractual terms generate, on specific dates, cash flows that are related only to the payment of the principal amount and interest on the principal amount outstanding.

Upon initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the fair value of the investment in Other comprehensive profits and losses. That choice is made investment by investment.

c) Financial assets not classified as measured at amortized cost or at FVOCI, as described above, are classified as measured at fair value through profit or loss. Upon initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI as well as FVPL if this eliminates or significantly reduces an accounting mismatch that would otherwise arise.

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

These estimates are defined based on the experience and judgment of the Company’s management. The fees received are recognized based on the straight-line method over the life of the guarantee, see note 26.2. Any increase in obligations in relation to guarantees is shown, when incurred, in operating expenses, see note 40.

Derivative financial instruments:

The Company has derivative financial instruments to manage its exposure to interest rate and exchange rate risks, including interest rate swap contracts.

Derivatives are initially recognized at fair value, on the contracting date, and are subsequently remeasured at fair value at the end of the year. Any gains or losses are immediately recognized in income, unless the derivative is designated and effective as a hedging instrument; in this case, the timing of recognition in profit or loss depends on the nature of the hedging relationship.

Hedge Accounting:

The Company has a hedge accounting policy and the derivative financial instruments designated in hedge operations are initially recognized at fair value, on the date the derivative contract is contracted, and are subsequently revalued at fair value.

Derivatives are presented as financial assets when the fair value of the instrument is positive, and as financial liabilities when the fair value is negative.

NOTE 44 – INFORMATION BY BUSINESS SEGMENT

The business segments of the Company disclosed separately are:

●	Generation, whose activities consist of the generation of electric energy and the sale of energy to distribution companies and free consumers, and commercialization;
●	Transmission, whose activities consist of the transmission of electric energy; and
●	Management, whose activities mainly represent the Company’s cash management, the management of the compulsory loan, and the management of business in SPEs, whose monitoring and management are done differently from corporate investments.

The consolidated information by business segment, corresponding to December 31, 2022 and 2021, is as follows:

	12/31/2022
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	379,988	20,252,000	14,001,392	(559,147)	34,074,233
Intersegments	—	244,761	314,386	(559,147)	—
Third Parties	379,988	20,007,239	13,687,006	—	34,074,233
Operating costs	(16,685)	(11,156,832)	(5,208,891)	524,798	(15,857,610)
Operating expenses	(4,643,816)	(3,573,826)	(5,234,404)	34,349	(13,417,697)
Regulatory remeasurements - Transmission Contracts	—	—	365,178	—	365,178
Operating income before the financial result	(4,280,513)	5,521,342	3,923,275	—	5,164,104
Financial result					(4,373,595)
Income from equity interest					2,369,777
Other income and expenses					186,924
Current and deferred income tax and social contribution					(695,613)
Net income from continuing operations					2,651,597

Net profit from discontinued operations					986,785

Net income for the year					3,638,382

	12/31/2021
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	1,366,364	17,994,908	15,713,987	(448,425)	34,626,834
Intersegments	18,989	222,010	207,426	(448,425)	—
Third Parties	1,347,375	17,772,898	15,506,561	—	34,626,834
Operating costs	(1,273,156)	(5,714,997)	(3,119,712)	429,435	(9,678,430)
Operating expenses	(13,164,099)	(3,863,853)	(3,014,899)	18,990	(20,023,861)
Regulatory remeasurements - Transmission Contracts	—	—	4,858,744	—	4,858,744
Operating income before the financial result	(13,070,891)	8,416,058	14,438,120	—	9,783,287
Financial result					(1,441,954)
Income from equity interest					1,507,418
Other income and expenses					1,210,754
Current and deferred income tax and social contribution					(5,260,642)
Net income from continuing operations					5,798,863

Net profit from discontinued operations					(85,230)

Net income for the year					5,713,633

	12/31/2020
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	297,281	15,708,296	10,424,290	(1,028,931)	25,400,936
Intersegments	—	349,505	679,426	(1,028,931)	—
Third Parties	297,281	15,358,791	9,744,864	—	25,400,936
Operating costs	(175,124)	(8,836,837)	(2,964,268)	1,006,613	(10,969,616)
Operating expenses	(4,535,240)	(4,220,119)	(3,720,395)	22,318	(12,453,436)
Regulatory remeasurements - Transmission Contracts	—	—	4,228,337	—	4,228,337
Operating income before the financial result	(4,413,083)	2,651,340	7,967,964	—	6,206,221
Financial result					(1,322,816)
Income from equity interest					1,744,672
Other income and expenses					16,134
Current and deferred income tax and social contribution					(378,858)
Net income from continuing operations					6,265,353

Net profit from discontinued operations					121,960

Net income for the year					6,387,313

The elimination column shows the adjustments that occurred between the Company’s segments, reconciling the balances disclosed by each segment. No reconciliations are arising from differences in accounting policy.

44.1 - Net operating revenue, after eliminations, by segment:

	12/31/2022				12/31/2021				12/31/2020
	Administration	Generation	Transmission	Total	Administration	Generation	Transmission	Total	Administration	Generation	Transmission	Total
Power supply for distribution companies	—	14,104,623	—	14,104,623	—	11,836,975	—	11,836,975	—	10,762,106	—	10,762,106
Power supply for end consumers	—	3,925,510	—	3,925,510	—	3,334,527	—	3,334,527	—	2,661,499	—	2,661,499
CCEE	17,708	1,141,450	—	1,159,158	1,426,062	1,664,038	—	3,090,100	204,379	1,176,156	—	1,380,535
O&M revenue	—	4,676,630	6,379,321	11,055,951	—	4,220,474	5,967,866	10,188,340	—	3,982,409	4,785,999	8,768,408
Revenue from construction of renewed plants	—	7,324	1,494,307	1,501,631	—	82,205	1,535,840	1,618,045	—	37,800	778,202	816,002
Financial effect of Itaipu	287,610	—	—	287,610	65,831	—	—	65,831	(13,566)	—	—	(13,566)
Contractual revenue	—	—	7,901,256	7,901,256	—	—	9,946,627	9,946,627	—	—	6,026,215	6,026,215
Other operating income	222,037	173,774	706,006	1,101,817	146,312	462,762	316,381	925,455	55,467	355,541	299,303	710,311
Deduction from operating income	(147,367)	(4,022,072)	(2,793,884)	(6,963,323)	(271,841)	(3,847,074)	(2,260,151)	(6,379,066)	28,683	(3,616,720)	(2,122,537)	(5,710,574)
Total net operating income	379,988	20,007,239	13,687,006	34,074,233	1,366,364	17,753,907	15,506,563	34,626,834	274,963	15,358,791	9,767,182	25,400,936

44.2 - Non-current assets by segment

	12/31/2022				12/31/2021				12/31/2020
	Administration	Generation	Transmission	Total	Administration	Generation	Transmission	Total	Administration	Generation	Transmission	Total
Intangible assets	648,677	79,250,508	81,396	79,980,581	644,176	4,345,908	2,092	4,992,176	423,350	267,675	2,092	693,117
Contractual assets	—	—	51,703,084	51,703,084	—	—	52,158,612	52,158,612	—	—	52,158,612	52,158,612
Fixed assets	1,748,211	32,991,494	—	34,739,705	1,830,502	31,537,479	—	33,367,981	1,476,287	18,168,462	—	19,644,749
Total	2,396,888	112,242,002	51,784,480	166,423,370	2,474,678	35,883,387	52,160,704	90,518,769	1,899,637	18,436,137	52,160,704	72,496,478

Accounting Policy

The Company segments its results between Generation and Transmission, as most of its revenues and expenses are originated by these activities.

The Management segment only shows the result obtained by Eletrobras and Eletropar, entities that do not conduct generation and transmission activities.

Non-current assets segmented into Generation and Transmission refer to those that are directly linked to these activities. Intangible and fixed assets without direct links to electricity generation and transmission activities are presented in the Management segment.

NOTE 45 - RELATED PARTY TRANSACTIONS

The commercial transactions and respective balances with related parties of the Parent Company are summarized below:

45.1 - Main transactions occurred in 2022

Related Parties	Date of Operation	Object of the Contract	Transaction Amount
Chesf and Fundação Chesf de Assistência and Seguridade Social (Fachesf)	01/01/2022	Second Amendment to the Agreement: Sharing the structure necessary for the provision of care, health and occupational medicine services, resulting from the PAP, under the responsibility of CHESF, and Fachesf-Saúde, under the responsibility of Fachesf, as well as outpatient medical services.	57,875
SPE São Manoel and BNDES	01/30/2022	This is an amendment to the Financing Agreement in order to formalize the Beneficiary’s adherence to the conditions of the Standstill program promoted by BNDES.	526,000
Eletrobras, CGT Eletrosul and SPE UHE Teles Pires	02/21/2022	This is an amendment to the Financing Agreement through transfer of funds from BNDES, entered into with Banco do Brasil, in order to formalize the Beneficiary’s adherence to the conditions of the Standstill program promoted by BNDES.	561,000
Eletronuclear and Indústrias Nucleares do Brasil (INB)	02/24/2022	Supply of the U3O8 Concentrate for the execution of the conversion and enrichment of uranium and for the manufacture of fuel elements, related to the supply of fuel for the 28th to 32nd Angra 1 Refills and for the 19th to 23rd Angra 2 Refills.	6,553,463
Eletrobras and Eletronuclear	06/08/2022	This is a contract for a long-term credit operation by Eletronuclear, with Banco Santander, with a guarantee provided by US Eximbank, with Eletrobras as counter-guarantee. The corporate counter-guarantee to be provided by the Company is equivalent to the amount of the credit operation granted to the Related Party. The counter-guarantee is equivalent to the amount of the credit operation, thus comprising a total of up to US$22,262 and interest rate SOFR + 1.05%p.a. See note 23.2.	116,143
Eletrobras and Eletronorte	06/23/2022	Eletronorte acknowledged the confession and consolidation of the debt arising from El Paso's lawsuits, which were the responsibility of Amazonas GT and was effectively paid by Eletrobras, as guarantor. The remuneration interest of the debt confession corresponding to 100% of the accumulated variation of the DI Rate, exponentially increased by a surcharge of 1.50% per year and the balance will be amortized in 60 monthly and successive installments.	567,000
Eletrobras and Chapada do Piauí	07/12/2022	Issuance of bank guarantee by a market financial institution (Guarantor) as a guarantee to be provided in favor of the creditors of the Debt Agreements of SPE Chapada do Piauí I. The corporate counter-guarantee to be provided by Eletrobras is equivalent to the amount of the bank guarantee corresponding to the Company's equity interest in the enterprise, that is, 49%, thus comprising a total of R$71,322, according to the agreement entered into. The contractual instrument and the respective personal guarantee provided will last for 24 months.	71,322
Eletrobras and SPE Rouar	08/26/2022	Formalization of the provision of guarantee by the Company, through the pledge of its shares held in the SPE, in order to enable the execution of long-term financing by the related party with a financial institution. The guarantee to be provided by Eletrobras is equivalent to the amount corresponding to its equity interest in SPE, weighted by the amount of the contracted debt, comprising a total guarantee of up to US $20 million.	104,342
Eletrobras, Furnas, MESA and SAESA	11/03/2022	Formalization of instruments additive to the Debts and Guarantees agreements provided within the Financing Structure of SPE SAESA, in order to reflect the change in the corporate structure of SPE Madeira Energia S/A (MESA) resulting from the recent increase, on 06/07/2022, of Furnas's shareholding to 72.36% in this Company. The scope of this Notice includes the 3rd Amendment to the Private Instrument of deed of the 1st (First) issue of SAESA debentures, which has Furnas Guarantee.	3,690,000
Eletrobras, Furnas, MESA, SAESA and BNDES	11/04/2022

In addition to the Notice of 11/03/2022, the scope of this agreement includes the instruments additive to the contracts in which the Company is Guarantor of SAESA's operations, as listed below: (i) 11th Amendment to the Credit Opening Financing Agreement No. 08.2.1120.1 (BNDES Direct); (ii) 6th Amendment to Contract No. 12.2.1307.1 (BNDES Direct Supplemental); (iii) 11th Amendment to the Credit Opening Agreement for Mediating Financing Transfer No. 01/2009 (BNDES Transfer); (iv) 6th Amendment to the Credit Opening Agreement for Mediating Financing Supplemental Transfer No. 01/2013 (BNDES Supplemental Transfer); (v) 7th Amendment to the Financing Agreement with Funds from the Northern Constitutional Financing Fund – FNO; (vi) 3rd Amendment to the Private Instrument of Private Debenture of the SAESA Instrument 3.

			10,830,000

45.2 - Transactions with government entities

In June 2022, Eletrobras concluded the public offering of shares and, consequently, ceased to be a mixed-capital company controlled by the Federal Government. However, the Federal Government still has significant influence over the Company. Thus, of the government entities, only the Federal Government meets the requirements for classification as a related party. The result of the main transactions with these entities until June 2022 is summarized below:

	12/31/2022			12/31/2021
NATURE OF THE OPERATION	ASSETS	LIABILITIES	RESULT	ASSETS	LIABILITIES	RESULT
Reimbursement Obligation
Federal Government	—	—	—	6,396,234	—	—
Bonds and linked deposits - Federal Government
FIDC Infinity DI	—	—	—	29,323	—	—
Loans and Financing Payable - Federal Government
Banco do Brasil	—	—	—	—	2,036,300	—
Caixa Econômica Federal	—	—	—	—	3,878,939	—
BNDES	—	—	—	—	5,126,501	—
Global Reversal Reserve	—	—	—	—	1,950,629	—
BNB	—	—	—	—	1,053,997	—
Petrobras	—	—	—	—	5,527,830	—
FINEP	—	—	—	—	52,465	—
BASA	—	—	—	—	357,049	—
Infinity DI	—	—	—	—	28,269	—
Compensation for shareholders
Federal Government	—	146,971	—	—	570,712	—
Reimbursement Obligations - Federal Government
National Treasury - Itaipu	—	1,349,308	—	—	4,151,585	—
Financial Expenses - Federal Government
Banco do Brasil	—	—	(64,512)	—	—	(60,629)
Caixa Econômica Federal	—	—	(14,812)	—	—	(32,667)
BNDES	—	—	(24,029)	—	—	(45,665)
BNB	—	—	—	—	—	(63,225)
Petrobras	—	—	585,021	—	—	(262,797)
BASA	—	—	(12,993)	—	—	(5,968)
FINEP	—	—	(1,066)	—	—	(2,342)
FIDC Infinity DI	—	—	—	—	—	(17,678)
Other income/(expense)
Petrobras	—	—	(346,070)	—	—	—
FIDC Infinity DI	—	—	—	—	—	3,215
Other revenues	—	—	6,109	—	—	—
Other expenses	—	—	(578)	—	—	—
	—	1,496,279	127,070	6,425,557	24,734,276	(487,756)

The main transaction with other government entities is identified below:

(a)

The Company’s liabilities will be transferred to the National Treasury until 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury in 1999. Such amounts will be realized through their inclusion in the transfer tariff to be practiced until 2023. Further information, see note 17.

45.3 - Transactions with related parties

The commercial transactions and respective balances with related parties of the consolidated are summarized below:

	12/31/2022			12/31/2021
Reserve	Jointly controlled	Associates	Post-employment	Jointly controlled	Associates	Post-employment
	companies		benefit entities	companies		benefit entities
Assets
Clients	37,741	23,970	—	52,308	20,057	—
Accounts Receivable	14,725	17,064	932	1,436	66	934
Dividends / Interest on own capital receivable	180,213	615,740	—	216,728	209,160	—
Loans and financing receivable	—	587,067	—	688,884	—	—
Other assets	—	78,147	136,375	49,549	57,075	55
Total Assets	232,679	1,321,988	137,307	1,008,905	286,358	989

Passive itens
Suppliers	17,268	9,273	231	37,437	8,683	231
Provisions	—	—	620,691	—	—	849,766
Social security contribution	—	—	32,991	—	—	18,797
Actuarial debt agreements	—	—	71,668	—	—	891,726
sundry obligations	—	—	11,079	—	—	9,933
Loans and financing	—	—	4,892	—	—	17,310
Purchased Electricity	20,379	9,273	—	—	9,222	-
Accounts Payable	39,400	—	137,718	18,017	—	123,897
Other liabilities	—	—	124,354	15	—	201
Total Liabilities	77,047	18,546	1,003,624	55,469	17,905	1,911,861

	12/31/2022			12/31/2021
Result	Jointly controlled	Associates	Post-employment	Jointly controlled	Associates	Post-employment
	companies		benefit entities	companies		benefit entities
Revenue from the use of Electricity	161,651	142,852	—	76,820	175,467	—
Income from services rendered	100,981	3,223	—	107,196	906	—
Other Revenues	551,180	—	84,103	296,759	—	81,216
Interest Income, Commissions and Exchange Rates and Variations	(38,071)	180,134	—	372,736	90,274	—
Financial revenue	—	—	—	692	—	—
Purchased Electricity	(659,912)	(70,650)	—	(579,303)	(95,333)	—
Network Use Charges	(102,805)	(29)	—	(96,243)	—	—
Taxes	—	—	(2,650)	—	—	(3,094)
Other Expenses	(311,396)	(209)	(557,258)	(84,255)	(1,247)	(550,789)
Decommissioning Fund	—	—	—	—	(78,680)	—
Actuarial expenses	—	—	—	—	—	(56,712)
Financial expenditure	—	—	(140,730)	(626)	(850)	(10,203)
	(298,372)	255,321	(616,535)	93,776	90,537	(539,582)

45.4 - Remuneration of key personnel

The remuneration of the Company’s key personnel (members of the Executive Board, Board of Directors, and Fiscal Council) is as follows:

	12/31/2022	12/31/2021
Short-term benefits	41,302	37,921
Post-employment benefits	756	436
Other long-term benefits	2,055	1,296
	44,113	39,653

As part of its compensation strategy, the Company grants its employees short-term and long-term benefits, in addition to salaries, vacations and other legal benefits, as well as the respective labor charges levied on these benefits.

Short and long-term benefits – post-employment include: (i) supplementary pension plan (“Pension Plan – Defined Benefit”); (ii) supplementary pension plan (‘Pension Plan – Defined Contribution’) and (iii) Post-employment health plan.

45.4.1 Stock Option-Based Compensation Plan (“Stock Options”)

In December 2022, the Stock Options-based compensation plan was approved at the 184th Extraordinary General Meeting (“EGM”). The plan allows the incorporation of long-term incentives, associated with the fulfillment of previously defined goals, in the remuneration package of the beneficiaries, transforming them into potential shareholders of the Company, thus aligning the interests of the Company, its shareholders and the beneficiaries.

The total number of options to be granted to the beneficiaries of the option plan may not result in the effective delivery of shares that exceed the limit of 1.10% of the Company’s total share capital, as resolved at the EGM.

Accounting Policy

In the consolidated financial statements, the Company eliminates existing intercompany transactions and balances with related parties, except in relation to those between Eletrobras and its subsidiaries measured at fair value through profit or loss.

In accordance with its policy, the Company may carry out transactions with related parties to take advantage of synergies and achieve operational efficiency, thus improving its jointly considered result. Being carried out at prices and conditions defined between the parties, which consider the conditions that could be practiced in the market with unrelated parties, ensuring that there is no business that exclusively benefits one of the parties.

Negotiations and decision-making processes shall be effective, independent and equipped with commutativity or appropriate compensatory payment. Thus, it avoids undue favoring of the related party to the detriment of the interest of society.

NOTE 46 - ASSETS AND LIABILITIES HELD FOR SALE

The table below shows the investments classified as held for sale on December 31, 2022:

	12/31/2022	12/31/2021	12/31/2020
Chapada Piauí I	144,574	124,484	124,484
Chapada Piauí II	176,117	164,847	164,847
Livramento Holding S.A.	80,317	98,359	—
Energética Águas da Pedra S.A.	286,774	—	—
Neoenergia Coelba	468	—	—
Neoenergia Cosern	63	—	—
Neoenergia Affluente T	45	—	—
Total Assets	688,359	387,690	289,331

Livramento Holding S.A.	170,448	168,381	—
Total Liabilities	170,448	168,381	—

In February 2022, Eletrobras and Contour Global do Brasil Holding Ltda, shareholders of the Chapadas do Piauí I and II companies, included in the shareholders’ agreement a preemption right for the acquisition of shares, securities or rights and a Tag Along right. Eletrobras remains committed to the plan to divest these assets.

Share Exchange Agreement and Other Covenants – Eletronorte and Neoenergia

In December 2022, the execution between the subsidiary Eletronorte and Neoenergia S.A. of the Share Exchange Agreement and Other Covenants occurred, through which, with the necessary intervening consent, they agreed the following operations:

I-

Neoenergia transfers in exchange to Eletronorte: (i) common shares representing 50.56% of the total and voting share capital of Teles Pires Participações S.A., the Equity Value of which, defined by mutual agreement between the parties, is R$327,953; (ii) common shares representing 0.9% of the total and voting share capital of Companhia Hidrelétrica Teles Pires, the Equity Value of which, defined by mutual agreement between the parties, is R$5,891; and (iii) common shares representing 100% of the total and voting share capital of Baguari I Geração de Energia Elétrica S.A., the Equity Value of which, defined by mutual agreement between the parties, is R$453,982.

II-

Eletronorte transfers in exchange to Neoenergia: (i) common shares representing 49% of the total and voting share capital of Energética Águas da Pedra S.A. – EAPSA (HPP Dardanelos), the Equity Value of which, defined by mutual agreement between the parties, is R$784,512; (ii) 96,981 common shares, 10,885 Class A preferred shares and 20 Class B preferred shares issued by Neoenergia Coelba, in the amount of R$2,598; (iii) 46,654 common shares, 8,901 Class A preferred shares and 9,473 Class B preferred shares issued by Neoenergia Cosern in the amount of R$604; and (iv) 26,328 common shares issued by Neoenergia Afluente T in the amount of R$113.

The value of the operation totals R$787,826, without impacting the cash of Eletrobras and Neoenergia. The conclusion of the deal is subject to the fulfillment of conditions precedent usual to this type of operation, including the appropriate consents.

Before the transfer to Neoenergia, there will be internal de-crossing at Eletrobras, so that Eletronorte holds the interests that will be transferred to Neoenergia.

Accounting Policy

Non-current assets and groups of assets are classified as held for sale if their book value is recovered mainly through a sale transaction and not through continuous use. This condition is met when the asset (or group of assets) is available for immediate sale in its current situation, subject only to the usual terms for the sale of that asset (or group of assets), and its sale is considered highly probable. Management must be committed to the sale, which is expected to be completed within one year from the classification date.

Non-current assets (or the group of assets) classified as intended for sale are measured lower than the book value previously recorded and the expected sale value.

NOTE 47 – DISCONTINUED OPERATIONS

As provided for in Law No. 14,182/2021, the capitalization of Eletrobras was subject to a corporate restructuring to keep Eletronuclear and Itaipu Binacional under the direct or indirect control of the Federal Government through the transfer of control of these companies to ENBpar.

As Eletronuclear and Itaipu Binacional represented important separate lines of business in the nuclear power generation and commercialization segments, the transactions in these segments began to be presented in these financial statements as discontinued operations. Accordingly, comparative income information and cash flow are being disclosed under IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations to present the transactions of the segments as mentioned above separately from continuing operations.

See below for information regarding the results and cash flows of discontinued operations:

●	Result of discontinued operations:

	12/31/2022	12/31/2021	12/31/2020
Net operating revenue	2,050,414	3,004,947	3,035,846
Operating costs	(1,028,577)	(2,282,619)	(1,800,097)
Operating expenses	(360,765)	(517,680)	(491,339)
Operating income before financial result	661,072	204,648	744,410

Net financial result	(356,990)	(629,925)	(362,207)
Result from equity investments	(68,490)	360,128	(73,768)
Other Income and Expenses	896,658	—	—
Operating result before taxes	1,132,250	(65,149)	308,435
Income tax and social contribution expense	(145,465)	(20,081)	(186,475)
Profit (loss) from discontinued operations	986,785	(85,230)	121,960

Other Income and Expenses balance refers to the earnings resulting from the transfer of Itaipu Binacional, whereas the other line items refer to the deconsolidation of Eletronuclear. For further information, see note 1.1.

●	Effects on the cash flow statement

	12/31/2022	12/31/2021	12/31/2020
Net cash from (used in) operating activities	(2,908,844)	(600,801)	388,005
Net cash from (used in) financing activities	(174,814)	2,105,924	950,066
Net cash from (used in) investment activities	3,079,754	(1,503,660)	(1,337,726)
Increase (decrease) in cash and cash equivalents of discontinued operations	(3,904)	1,463	345

NOTE 48 – SUBSEQUENT EVENTS

48.1 - Repurchase Program for Own Shares Issued

The objective of the Repurchase Program is the acquisition of common and preferred shares issued by the Company for subsequent cancellation, disposal or maintenance in treasury, without reduction of the share capital, to increase the value to shareholders by the efficient application of the resources available in cash, optimizing the capital allocation of Eletrobras. The Company may use the treasury shares to meet the Stock Option-Based Compensation Plans and Restricted Stock-Based Compensation, up to the limits of 1.10% and 0.20%, respectively, approved in the 184th EGM. In addition, the Company may, subject to the limits referred to in art. 4, items I and II of CVM Resolution 77, use the treasury shares to settle liabilities arising in connection with lawsuits related to the difference in monetary correction of the Energy Compulsory Loan (“ECE”) credits or the constitutionality of the tax.

The maximum quantity of shares that may be acquired is 202,111,946 common shares and 27,552,681 preferred B shares, which represent 10% of total outstanding shares of each class and kind.

The maximum period for settlement of operations with shares issued by the Company under this Repurchase Plan is up to 18 months, counting from January 3, 2023, and ending on July 2, 2024. The repurchase of shares will only be carried out if it is compatible with the Company’s financial situation and if there are resources available, as provided for in CVM Resolution No. 77/2022.

48.2 – Incorporation of shares

In March 2023, after the approval of the incorporations of hares at the 185th EGM and at the general meetings of the subsidiaries, as provided for in the Brazilian Corporation Law, those shareholders holding class “A” preferred shares issued by the Company exercised their right of withdrawal of 4,361 PNA shares. The total amount paid out by the Company as reimbursement to dissident shareholders holding PNA shares was R$212.

48.3 – Chesf credit transaction

In March 2023, it was approved the execution of a contractual instrument regarding the operation to obtain credit carried out by the subsidiary Chesf with the Banco do Nordeste do Brasil (BNB) in the amount of R$ 96,786. The operation aims to finance reinforcements of improvements in Chesf's transmission facilities.

48.4 - SAESA

In March 2023, Furnas formalized the acquisition of the remaining direct and indirect stakes of Madeira Energia S.A. – MESA. With the completion of the acquisition, Eletrobras will hold a 95.2% stake in MESA's share capital. The closing of the transaction is conditioned on the fulfillment of certain conditions precedent usual to this type of operation, including the appropriate consents, such as regulatory and the observance of preemptive rights of shareholders, direct and / or indirect of MESA.

48.5 - Acquisition of equity interest

In April of 2023, Furnas acquired the shareholdings of Cemig Geração e Transmissão S.A. in Retiro Baixo Energética S.A. and Baguari Energia S.A. As a result, Eletrobras began to consolidate and indirectly own 98.9% and 100%, respectively.

Wilson Ferreira Júnior

President of the Executive Board

Elvira Cavalcanti Presta

Financial and Investor Relations Executive Vice President

José Renato Domingues

People, Management and Culture Executive Vice President

Camila Gualda Sampaio Araújo

Governance, Risk, and Compliance Executive Vice President

Antônio Varejão de Godoy

Operations and Safety Executive Vice President

Italo Tadeu de Carvalho Freitas Filho

Expansion Engineering Executive Vice President

João Carlos de Abreu Guimarães

Commercialization Executive Vice President

Elio Gil de Meirelles Wolff

Strategy and Business Development Executive Vice President

Renato Costa Santos Carreira

Procurement and Services Executive Vice President

Rodrigo Limp Nascimento

Regulatory and Institutional Relations Executive Vice President

Marcos José Lopes

Accountant – CRC-RJ 100854/O