Form 20-F
period 2023-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2024-04-25
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

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

Eduardo Haiama Chief Financial Officer and Chief Investor Relations Officer (55 21) 2514-6435 — df@eletrobras.com.br Rua da Quitanda 196, 24th floor, CEP 20091-005 - Rio de Janeiro — RJ — Brazil
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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023 was

1,977,081,146 Common Shares
142,559 Class A Preferred Shares
268,733,136 Class B Preferred Shares
1 Class C Preferred Share (golden share)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

If this report is an annual or transition report, indicate by a check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒ Yes ☐ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Yes ☒ No

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

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, unless otherwise indicated or the context otherwise requires, all references to “we,” “our,” “ours,” “us” or similar terms refer to Centrais Elétricas Brasileiras S.A.—Eletrobras and its consolidated subsidiaries.

We have prepared our consolidated annual financial statements as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023 (“Consolidated Financial Statements”) in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), including the interpretations issued by the IFRS Interpretations Committee (IFRIC® Interpretations) or by its preceding body, Standing Interpretations Committee (SIC® Interpretations).

For certain statutory purposes, such as providing reports to our shareholders located in Brazil and determining dividend payments, other profit distributions and tax liabilities in Brazil, we also prepare, as is required, a parent company and consolidated statutory financial statements in accordance with accounting practices adopted in Brazil and IFRS Accounting Standards, which must be filed with the CVM within three months after the year’s end and approved by our shareholders’ general ordinary meeting within four months after the year’s end to comply with the Brazilian and U.S. Corporate Law.

On June 17, 2022, our Privatization was consummated pursuant to the guidelines established by the Eletrobras Privatization Law. Our Privatization process included a primary and secondary public offering of our common shares in Brazil and abroad which resulted in the dilution of the direct and indirect interest of the Brazilian Government in our common shares from 72.3% before the Privatization to the current interest of 46.64% of our common shares, corresponding to 10% of our voting capital under our bylaws, as of December 31, 2022 In addition, we satisfied the other conditions precedent set out in these resolutions, which included, inter alia, a corporate restructuring which decreased our total interest in Eletronuclear from 99.95% to 67.95%, resulting in Eletronuclear becoming our affiliate. As a result, Eletronuclear is no longer consolidated on a line-by-line basis in our financial statements. We also transferred our entire interest in Itaipu to ENBPar. This corporate restructuring was conducted to ensure that the Brazilian Government maintained direct or indirect control over Eletronuclear and Itaipu. In addition, we entered into certain New Concession Agreements as a replacement for certain of our previous generation concessions and made certain amendments to our bylaws to prevent any shareholder or group of shareholders (including ADR holders) from exercising voting rights with respect to more than 10% of our voting shares following our Privatization. See “Item 4. Information on the Company—A. History and Development—Privatization” for further details. As a result of our corporate restructuring as part of the Privatization process, we reclassified the results of Eletronuclear and Itaipu to discontinued operations as of December 31, 2022, and for the prior years for comparison purposes. Accordingly. the comparative balances presented in this annual report may differ from the balances disclosed in our Form 20-F for the year ended December 31, 2021. See “Item 5. Operating and Financial Review and Prospects – Operating Results – Discontinued Operations” for further details about the accounting treatment of our discontinued operations.

To meet the financial obligations arising from the adverse judgement in the SAESA Arbitration, in July 2022, Furnas acquired control of MESA, the parent company of SAESA.  On July 8, 2022, the shareholders of MESA agreed to terminate the Shareholders’ Agreement of MESA.  As a result, Furnas became the controlling shareholder of MESA as it held a 72.36% stake in MESA as of that date.  As a consequence, we started to consolidate the results of MESA on a line-by-line basis into our results. This had a significant effect on our indebtedness as we now consolidate SAESA’s indebtedness and the guarantees we provide to SAESA. As of December 31, 2022, SAESA’s indebtedness was R$19.6 billion and its consolidation increased our consolidated indebtedness by 49.50%.  In November 2023, SAESA concluded a debt restructuring with BNDES FINEM and us. This restructuring comprised an increase in capital of R$2.04 billion, and such funds were fully used to pre-pay part the debt.  We assumed the outstanding debt balance owned by SAESA to BNDES FINEM in the amount of R$11.5 billion.  As of the date of this annual report, Furnas holds a 99.74% stake in MESA.

Since 2017, we have decreased the SPEs from 178 to 69 SPEs as of December 31, 2023. The goal for the upcoming years is to grow and expand our portfolio of investments, through participations in auctions and through mergers and acquisitions.

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

Within the framework of our 2023-2027 Strategic Plan, designed to position us as a global leader in creating value through infrastructure and renewable, low-emission solutions, we have showcased a positive track record of achievements, including: (i) simplification of our corporate structure; (ii) reduction of operating costs (PMSO); (iii) reduction in the number of SPEs/clusters; (iv) negotiation of compulsory loans; and (v) asset divestment and liability reduction.

Certain figures in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Terms contained within this annual report have the following meanings:

●	AES Brasil: AES Brasil Energia S.A.
●	AFAC: Advance for Future Capital Increase;
●	AGU: Advocacia-Geral da União;
●	Amazonas D: former name of Amazonas Energia S.A., a distribution company operating in the state of Amazonas;
●	Amazonas Energia: Amazonas Energia S.A., a privately held distribution company operating in the state of Amazonas, formerly Amazonas D prior to its privatization;
●	Amazonas GT: Amazonas Geração e Transmissão de Energia S.A., a generation and transmission company operating in the state of Amazonas, consolidated by Eletronorte;
●	ANEEL: Agência Nacional de Energia Elétrica, the Brazilian Electric Power Regulatory Agency;
●	Auren Energia: new name of CESP after its corporate reorganization in 2022;
●	B3: B3 S.A.—Brasil, Bolsa Balcão, the São Paulo Stock Exchange, formerly known as the BM&F Bovespa;
●	Bankruptcy Law: Law No. 11,101/2005, as amended;
●	Basic Network: interconnected transmission lines, energy transformers and equipment with voltage equal to or higher than 230 kV, or installations with lower voltage as determined by ANEEL;
●	BNDES: Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;
●	Boa Vista Energia: former name of Roraima Energia S.A., a distribution company operating in the city of Boa Vista, in the state of Roraima;
●	Brazilian GAAP: Brazilian generally accepted accounting principles;
●	Brazilian Anticorruption Law: collectively, Law No. 12,846/2013 and Decree No. 8,420/2015;
●	Brazilian Corporate Law: Law No. 6,404/1976, as amended;
●	BRR: Base de Remuneração Regulatória or Regulatory Remuneration Base;
●	CADE: Conselho Administrativo de Defesa Econômica, the Brazilian Antitrust Authority;
●	Capacity charge: the charge for purchases or sales based on contracted firm capacity whether or not consumed;
●	CCC Account: Conta de Consumo de Combustivel, or Fuel Consumption Account;
●	CCEAR: Contratos de Comercialização de Energia no Ambiente Regulado, contracts for the commercialization of energy in the Regulated Market;

●	CCEE: Câmara de Comercialização de Energia Elétrica, the Brazilian electric energy trading chamber;
●	CDE Account: Conta de Desenvolvimento Energético, the energy development account;
●	CDI: Interbank Certificate of Deposit;
●	Central Bank: Central Bank of Brazil;
●	CEA: Companhia de Eletricidade do Amapá S.A.;
●	Ceal: former name of Equatorial Energia Alagoas, a distribution company operating in the state of Alagoas;
●	CELG-D: Enel Distribuição Goiás, a former distribution subsidiary of Eletrobras;
●	CELPE: Companhia Energética de Pernambuco S.A.;
●	CEPEL: Centro de Pesquisas de Energia Elétrica, a research center of the Brazilian electric sector;
●	Cepisa: former name of Equatorial Energia Piauí, a distribution company operating in the state of Piauí;
●	Ceron: former name of Energisa Rondônia, a distribution company operating in the state of Rondônia;
●	CERR: Companhia Energética de Roraima, a generation and distribution company operating in the state of Roraima;
●	CESP: Companhia Energética de São Paulo, now Auren Energia;
●	CGT Eletrosul: Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, a subsidiary of Eletrobras, which is the resulting entity following the merger of Eletrosul into CGTEE;
●	CGTEE: Companhia de Geração Térmica de Energia Elétrica, one of our former generation subsidiaries;
●	CGU: Controladoria-Geral da União, the General Federal Inspector’s Office;
●	Chesf: Companhia Hidroelétrica do São Francisco, one of our generation and transmission subsidiaries;
●	CMN: Conselho Monetário Nacional, the highest authority responsible for Brazilian monetary and financial policy;
●	CNEN: Comissão Nacional de Energia Nuclear S.A., the Brazilian national commission for nuclear energy;
●	CNPE: Conselho Nacional de Política Energética, the National Council of Energy Policy, the advisory agency to the President of the Republic of Brazil for the formulation of policies and guidelines in the energy sector;
●	COANGRA: Comitê Estatutário de Acompanhamento do Projeto da Usina Termonuclear Angra, a statutory committee created at Eletronuclear to monitor the construction work of the Angra 3 nuclear plant;
●	Code of Conduct: Código de Conduta da Eletrobras, our Code of Conduct published in 2022;
●	COFINS: Contribuição para o Financiamento da Seguridade Social, the contribution for the financing of social security;
●	Concessionaires or concessionaire companies: companies to which the Brazilian Government transfers rights to supply electrical energy services (generation, transmission, distribution) to a particular region in accordance with agreements entered into between the companies and the Brazilian Government pursuant to Law No. 8,987/1995 and Law No. 9,074/1995 (together, the “Concessions Laws”);
●	COVID-19: the coronavirus pandemic;

●	CPPI: Conselho do Programa de Parcerias de Investimentos, the Investment Partnerships Program Council, which is the government entity that evaluates and recommends PPI projects to the president and advises on partnerships relating to PPI projects;
●	CTEEP: Companhia de Transmissão de Energia Elétrica Paulista, one of our transmission affiliates;
●	CVM: Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission;
●	Distribution: the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers through a distribution system. Electricity reaches consumers such as residential consumers, small industries, commercial properties and public utilities at a voltage of 220/127 volts;
●	Distributor: an entity supplying electrical energy to a group of customers using a distribution network;
●	ECL: Estimated Credit Loss;
●	EIA: Estudo de Impacto Ambiental, Environmental Impact Study;
●	Electricity Regulatory Law: Law No. 10,848/2004 (Lei do Novo Modelo do Setor Elétrico), enacted on March 15, 2004, which regulates the operations of companies in the electricity industry;
●	Eletroacre: former name of Energisa Acre, a distribution company operating in the state of Acre;
●	Eletrobras: Centrais Elétricas Brasileiras S.A. — Eletrobras;
●	Eletrobras Privatization Law: Law No. 14,182/2021, resulting from the conversion of Provisional Measure No. 1031, of February 23, 2021;
●	Eletronorte: Centrais Elétricas do Norte do Brasil S.A., one of our generation and transmission subsidiaries;
●	Eletronuclear: Eletrobras Termonuclear S.A., one of our former generation subsidiaries and current generation affiliate as of the consummation of our Privatization;
●	Eletropar: Eletrobras Participações S.A., a holding company subsidiary created to hold equity investments (formerly, Light Participações S.A. — LightPar);
●	Eletrosul: Eletrosul Centrais Elétricas S.A., one of our former generation and transmission subsidiaries;
●	Energy charge: the variable charge for purchases or sales based on actual electricity consumed;
●	ENBPar: Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A., the new holding company directly owned by the Brazilian Government that controls Brazil’s 50% interest in Itaipu and is the controlling shareholder of Eletronuclear;
●	EPE: Empresa de Pesquisa Energética, the Brazilian Energy Research Company;
●	ERP: Enterprise Resource Planning;
●	Exchange Act: the U.S. Securities Exchange Act of 1934, as amended;
●	Final consumer or end user: a party who uses electricity for its own needs;
●	FND: Fundo National do Desestatização, the national privatization fund;
●	FOTE: Fronteira Oeste Transmissora de Energia S.A., a special purpose entity that builds, operates, and maintains the transmission and distribution of electricity;

●	Free consumers: customers that were connected to the system after July 8, 1995 and have a contracted demand above 3 MW at any voltage level; or customers that were connected to the system prior to July 8, 1995 and have a contracted demand above 3 MW at a voltage level higher than or equal to 69 kV;
●	FUNAI: Fundação Nacional do Índio, National Indian Foundation;
●	Free Market: Ambiente de Contratação Livre, the Brazilian unregulated energy market;
●	Furnas: Furnas Centrais Elétricas S.A., one of our generation and transmission subsidiaries;
●	GAG Melhoria: Custo da Gestão dos Ativos de Geração, Generation Asset Management Costs;
●	Gigawatt (GW): one billion watts;
●	Gigawatt hour (GWh): one gigawatt of power supplied or demanded for one hour, or one billion watt-hours;
●	Global Offering: see “Item 4. Information on the Company—A. History and Development— Privatization;”
●	Global Offering Settlement Date: June 17, 2022, the date when the Global Offering occurred;
●	GSF: Generation Scaling Factor, which applies when there is a deficit in the hydroelectric energy generation;
●	High voltage: a class of nominal system voltages equal to or greater than 100,000 volts (100 kVs) and less than 230,000 volts (230 kVs);
●	Hydroelectric plant or hydroelectric facility or hydroelectric power unit: a generating unit that uses water power to drive the electric generator;
●	IBAMA: Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis, the Brazilian Environmental Authority;
●	IBGC: Instituto Brasileiro de Governança Corporativa, the Brazilian Institute of Corporate Governance;
●	IBGE: Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics;
●	ICMS: Imposto sobre Circulação de Mercadorias e Serviços, the State Tax on Circulation of Goods and Services;
●	IFRS Accounting Standards: International Financial Reporting Standards as issued by the International Accounting Standards Board;
●	IGP-M: Indice Geral de Preços—Mercado, the Brazilian general market price index, similar to the retail price index;
●	INB: Indústrias Nucleares do Brasil S.A., Brazil Nuclear Industries, which produces uranium;
●	Installed capacity: the level of electricity which can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer;
●	Interconnected Power System: Sistema Interligado Nacional, the system or network for the transmission of energy, connected by means of one or more links (lines and/or transformers);
●	IPCA: Índice de Preços ao Consumidor Amplo, the Gross Domestic Product denominator;
●	IRPJ and CSLL: value-added taxation and corporate income taxation regimes;
●	Isolated System: generation facilities in the North of Brazil not connected to the Interconnected Power System;

●	Itaipu: Itaipu Binacional, the hydroelectric generation facility owned equally by Brazil and Paraguay;
●	Itaipu Treaty: the treaty entered into between Brazil and Paraguay;
●	Kilovolt (kV): one thousand volts;
●	Kilowatt (kW): 1,000 watts;
●	Kilowatt Hour (kWh): one kilowatt of power supplied or demanded for one hour;
●	Lava Jato Investigation: see “Item 4. Information on the Company—E. Compliance;”
●	Law of Government-Controlled Companies: Law No. 13,303/2016;
●	LI: Licença de Instalação, Installation License;
●	LGPD: General Data Protection Law or Law No. 13,709/2018;
●	LP: Licença Prévia, Preliminary License;
●	MAE: mercado atacadista de energia elétrica, Interconnected Power System;
●	MESA: Furnas’ subsidiary, Madeira Energia S.A.;
●	MESA Arbitration: See “Item 8–Financial Information–Litigation–Arbitration– MESA Arbitration;”
●	Megawatt (MW): one million watts;
●	Megawatt hour (MWh): one megawatt of power supplied or demanded for one hour, or one million watt-hours;
●	Mixed capital company: pursuant to Brazilian Corporate Law, a company with public and private sector shareholders, but controlled by the public sector;
●	MME: Ministério de Minas e Energia, the Brazilian Ministry of Mines and Energy;
●	MPF: Ministério Público Federal, the federal prosecutor’s office;
●	MRE: Mecanismo de Realocação de Energia, the Energy Reallocation Mechanism;
●	National Environmental Policy Act: Law No. 6,938/1981, as amended;
●	NBTE: Norte Brasil Transmissora de Energia S.A., a special purpose entity that operates in transmission and distribution of electricity;
●	Novonor: former Odebrecht S.A., a Brazilian conglomerate that provides engineering and infrastructure construction services;
●	NYSE: New York Stock Exchange;
●	OECD: the Organisation for Economic Co-operation and Development;
●	ONS: Operador Nacional do Sistema Elétrico, the national electricity system operator;
●	PAR Procel: Procel Resource Application Plans;
●	PDC: Plano de Demissão Consensual (PDC), one of our Consensual Dismissal Plans;

●	PDNG: Plano Diretor de Negócio de Gestão, the Management Business Master Plan;
●	PIEs: Independent Power Producers;
●	PLD: Preço de Liquidação das Diferenças, the settlement price of differences;
●	PND: National Privatization Program;
●	PPI: Programa de Parceria de Investimentos da Presidência da República, the Investments Partnership Program of the Brazilian Government created to expand and accelerate the partnerships between the Brazilian Government and private entities;
●	Procel: Programa Nacional de Combate ao Desperdício de Energia Elétrica, the national electrical energy conservation program;
●	Proinfa: Programa de Incentivo às Fontes Alternativas de Energia Elétrica, the program for incentives to develop alternative electric energy sources;
●	Privatization: see “Item 4. Information on the Company—A. History and Development — Privatization;”
●	PwC: PricewaterhouseCoopers Auditores Independentes Ltda.;
●	RAG: Receita Anual de Geração, the annual generation revenue;
●	RAP: Receita Anual Permitida, the annual permitted transmission revenues;
●	RBNI: Rede Básica Novas Instalações, the Basic Network of New Installations;
●	RBSE: Rede Básica do Sistema Existente, the Basic Network of the Existing System;
●	Regulated Market: Ambiente de Contratação Regulada, the Brazilian regulated energy market;
●	RGR Fund: Reserva Global de Reversão, a fund funded by consumers and providing compensation to all concessionaires for non-renewal or expropriation of their concessions used as a source of funds for the expansion and improvement of the electrical energy sector;
●	SAESA: wholly owned parent of Santo Antônio Energia S.A.;
●	SAESA Arbitration: See “Item 8–Financial Information–Litigation–Arbitration– Arbitration Relating to Santo Antônio;”
●	Securities Act: the U.S. Securities Act of 1933, as amended;
●	SELIC rate: an official overnight government rate applied to funds traded through the purchase and sale of public debt securities established by the special system for custody and settlement;
●	SIN: National Interconnected System;
●	Small hydroelectric power plants: power plants with capacity from 1 MW to 30 MW;
●	SOE: state-owned enterprise;
●	SPE: special purpose entity;
●	STF: Supremo Tribunal Federal, the Brazilian Federal Supreme Court;

●	STJ: Superior Tribunal de Justiça, the Brazilian Superior Court of Justice;
●	Substation: an assemblage of equipment that switches and/or changes or regulates the voltage of electricity in a transmission and distribution system;
●	TCFD: Task Force on Climate-related Financial Disclosures;
●	TCU: Tribunal de Contas da União, the Brazilian Federal Audit Court;
●	TFSEE: Taxa de Fiscalização de Serviços de Energia Elétrica, the fee for the supervision of electricity energy services;
●	Thermoelectric plant or thermoelectric power unity: a generating unit that uses combustible fuel, such as coal, oil, diesel natural gas or another hydrocarbon as the source of energy to drive the electric generator;
●	TPR Policy: Related-Party Transactions Policy;
●	Transmission: the bulk transfer of electricity from generating facilities to the distribution system at the load center station by means of the transmission grid (in lines with a capacity between 69 kV and 525 kV);
●	TRF: Tribunal Regional Federal, the Regional Federal Courts that are the courts of appeal of Federal Courts of Brazil;
●	TSLE: Transmissora Sul Litorânea de Energia S.A., a special purpose entity that transmits and distributes electricity, as well as offers natural gas trading, power consumer management, and other related products;
●	TUSD: a tariff for the use of the distribution system;
●	TUST: is a tariff for the use of the transmission system;
●	U.S. GAAP: United States generally accepted accounting principles;
●	UBP Fund: Fundo de Uso de Bem Público, the public asset use fund;
●	UTE: Administración Nacional de Usinas y Transmisiones Elétricas, a Uruguayan state-owned company;
●	Volt (V): the basic unit of electric force analogous to water pressure in pounds per square inch; and
●	Watt: the basic unit of electrical power.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements, including statements regarding our intent, belief or current expectations or those of our officers with respect to, among other things, our financing plans, trends affecting our financial condition or results of operations and the impact of plans and strategies. These forward-looking statements are subject to risks, uncertainties and contingencies including, but not limited to, the following:

●	general economic, regulatory, political and business conditions in Brazil and abroad, including military conflict between Russia and Ukraine and Israel and Hamas and their impacts on the global economy, as well as developments;
●	the impact of our continuing obligations following the consummation of our Privatization on our financial conditions;
●	any judicial, political or other challenges to our Privatization;
●	interest rate fluctuations, inflation and the value of the real in relation to the U.S. dollar;
●	changes in volumes and patterns of customer electricity usage;
●	the impact of our ongoing and future litigation, criminal investigation and administrative proceedings;
●	our ability to maintain our current market share;
●	competitive conditions in Brazil’s electricity generation market and transmission market through auctions;
●	our level of debt and ability to obtain financing on favorable terms or at all;
●	the likelihood that we will receive payment in connection with account receivables;
●	the impacts of climate change, including changes in rainfall and water levels at the reservoirs used to run our hydroelectric power generation facilities, impacting our generation and transmission activities;
●	any failures in our information technology systems, information security systems, and telecommunications systems;
●	the impact of strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors;
●	our financing and capital expenditure plans;
●	our ability to serve our customers on a satisfactory basis;
●	any claims for managing certain sectoral funds and governmental programs;
●	our ability to execute our business strategy, including our growth strategy and financing and capital expenditure plans;
●	existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area, hydroelectric risk and other matters;
●	adoption of measures by the granting authorities in connection with our current and future concession agreements;
●	changes in other laws and regulations, including, among others, those affecting tax and environmental matters;
●	the potential outcome of any corruption-related ongoing investigations in Brazil and the potential initiation of new ones, including any economic, political, legal and reputational effects;

●	the imposition of administrative penalties in respect of any default under our concession agreements executed with the Brazilian Government and any non-compliance with ANEEL’s regulatory provisions;
●	the impact of widespread health developments, epidemics, natural disasters and other catastrophes, such as the COVID - 19 outbreak, and the governmental, commercial, consumer and other responses thereto;
●	our ability to complete the construction of the Angra 3 nuclear power plant;
●	the likelihood that we receive all the debt payments that Amazonas D owes to us and our subsidiary, Eletronorte;
●	the likelihood that we make payments or are required to record further provisions in respect of compulsory loans;
●	the outcome of our tax, civil and other legal proceedings, including class actions or enforcement or other proceedings brought by governmental and regulatory agencies; and
●	other risk factors as described in “Item 3.D Key Information—Risk Factors.”

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

Risks Relating to our Company

●	Following the consummation of our Privatization, we are subject to continuing obligations that expose us to certain ongoing risks.
●	Our Privatization is being challenged in court and certain politicians, including the President and his party, may formally propose to reverse the Privatization. These challenges may make it more difficult for us to raise capital, maintain our investments and current market share, as well as negatively affect our long-term debt ratings, price of our shares and ADS, and our ability to finance our operations at favorable rates.
●	Transactions with related parties may not be properly identified and managed, which could expose us to lawsuits and affect our financial results.
●	We may not receive all debt owed to us and our subsidiary, Eletronorte, by Amazonas Energia.
●	We are exposed to claims for our historic management of certain sectoral funds and governmental programs.

Risks Relating to our Management

●	The success of our operations and implementation of our strategy partly depends on the technical qualifications of the members of our management and certain key employees, who we may not be able to maintain or replace with suitable individuals.
●	We may face substantial challenges in the implementation of our strategic plan and necessary high-performance culture, which will demand efficiency and excellence in problem solving.

Risks Relating to our Operations

•	Our increasing reliance on the commercialization on the Free Market exposes us to certain risks that may have an adverse effect on our revenues, results of operations and financial condition.
–	If we do not remedy the material weakness in our internal controls, the reliability of our financial statements may be materially affected.
–	Our results are dependent on the results of our subsidiaries, affiliates and SPEs in which we invest and for whom we act as guarantor in respect of certain project-related loans.
–	Failures in our information technology systems, information security systems, and telecommunications systems may adversely impact us due to cyber security incidents or other reasons.
–	Our business may be impacted by political events, war, terrorism, and other geopolitical uncertainties.
–	We may not be able to prevent, detect, and timely implement corrective measures in relation to unlawful conduct in our operations by our management, employees, SPEs in which we hold interests and third-party contractors.
–	Our insurance policies may be insufficient to cover potential losses.
–	Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our business.
–	Our financial and operating performance may be adversely affected by epidemics, pandemics, natural disasters, and catastrophes.
–	We do not have alternative supply sources for natural gas for our thermal plants.

Risks Relating to our Financial Condition

●	We have substantial financial liabilities and may be exposed to liquidity constraints, which could make it difficult to obtain financing for our planned investments.
●	We may incur substantial financial liabilities as well as unexpected expenses until we complete the construction of the Angra 3 nuclear power plant.
●	We are subject to certain covenants, which in case of non-compliance may allow the lenders under the relevant facilities to accelerate our obligations to them.
●	We are no longer entitled to indemnification payments for investments in concessions renewed pursuant to Law No. 12,783/2013, which were not yet amortized.
●	We and our subsidiaries may be required to make substantial contributions to the pension plans of our current and former employees which we sponsor.
●	We may be indirectly liable for damages related to accidents involving Eletronuclear.

Risks Relating to Compliance, Legal and Regulatory Framework

●	We may incur losses and spend time and money defending pending litigation and administrative proceedings.
●	We may incur losses in legal proceedings relating to compulsory loans made in the period between 1962 and 1993.

●	We are, have been, and may again be party to U.S. proceedings relating to disclosures surrounding our compulsory loan credits and bearer bonds.
●	Every five years the assured energy of our hydroelectric plants can be adjusted, and we may incur additional costs to purchase energy to comply with existing agreements.
●	Under the current rules for tariff reviews for generation and transmission concessions, we might not receive full compensation for costs incurred in the operation and maintenance of these concessions and any expenses in relation to these assets.
●	Our subsidiaries entered into a Transmission Infrastructure Usage Agreement with Eletronet. Adverse decisions made by the relevant regulatory body in respect of this agreement may have adverse effects on our transmission revenues.
●	We are subject to risks associated with failure to comply with the applicable data protection laws, and we may be adversely affected by the imposition of fines and other types of sanctions.
●	Our generation and transmission activities are regulated and supervised by ANEEL. Our business could be adversely affected by regulatory changes, and we may be subject to penalties, administrative intervention or loss of our concessions for public service if we provide our services in an inadequate manner or violate contractual obligations.
●	Certain of our subsidiaries adhered to instalments programs for tax debts and must comply with special rules, otherwise, these installments programs may be terminated, and the benefits may be cancelled.
●	Following our Privatization, we are now subject to the Brazilian Bankruptcy Law. However, if any of our assets are deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgement.
●	Our failure to protect our intellectual property may adversely impact us.
●	If we fail to address issues related to the health and safety of our employees at work and the facilities where we conduct our activities, we may be adversely affected.

Risks Relating to Brazil

●	Brazil’s economy is vulnerable to external and internal shocks, which may have an adverse effect on Brazil’s economic growth and on the trading markets for securities.
●	Political uncertainty may lead to an economic slowdown and volatility in securities issued by Brazilian companies.
●	The volatility of the Brazilian real and of the inflation rate may impact our operations and cashflows.
●	Changes in tax or accounting laws, tax incentives, and benefits or differing interpretations of tax or accounting laws may adversely affect us.
●	Any downgrading of Brazil’s credit rating could adversely affect the price of our shares and ADS and our cost of funding.

Risks Relating to Environmental, Climate and Social Impacts

●	Construction, expansion and operation of our electricity generation and transmission facilities and equipment involve significant risks that may result in loss of revenue or increase in expenses.
●	We are exposed to risks relating to the inadequate management of socioenvironmental aspects of our enterprises and projects.
●	We are subject to impacts related to hydrological conditions that may result in lower generation of hydroelectric power and adversely affect our business.

●	Climate change can have significant impacts on our business in respect of our generation and transmission activities and the costs involved in complying with changing environmental requirements can be substantial.
●	We could be held responsible for the social and environmental impacts of accidents involving the dams at our hydroelectric plants.
●	Given the nature of our generation and transmission activities, we are subject to risks related to human rights violations.

Risks Relating to our Shares and ADS

●	If you hold our preferred shares, you will have limited voting rights.
●	Our bylaws include certain provisions that limit shareholders’ voting rights and that may discourage takeovers or prevent or delay the approval of certain matters, which could negatively affect the price of our shares and ADS.
●	Exercise of voting rights with respect to ADS involves additional procedural steps.
●	The Brazilian Government has a golden share that grants it a veto power in corporate resolutions aimed at modifying our bylaws with the purpose of removing or modifying the limitation on the exercise of voting rights and entering into a shareholders’ agreement. The interests of the Brazilian Government may conflict with the interests of other holders of shares and ADS issued by us.
●	We do not have a controlling shareholder, which may leave us susceptible to alliances between shareholders, conflicts between shareholders and other events arising from the absence of a controlling shareholder or a controlling group.
●	If we issue new shares or our shareholders sell shares in the future, the market price of your ADS may be reduced.
●	Political, economic and social events as well as the perception of risk in Brazil and in other countries, including the United States, European Union and emerging countries, may affect the market prices for securities in Brazil, including our shares.
●	Exchange controls and restrictions on remittances abroad may adversely affect holders of ADS.
●	Exchanging ADS for the underlying shares may have unfavorable consequences.
●	You may not receive dividend payments if we incur net losses, or our net income does not reach certain levels.
●	You may not be able to exercise preemptive rights with respect to the preferred or common shares.
●	We may need to raise additional funds in the future and may issue additional common shares, which may result in a dilution of your interest in our common shares underlying the ADS. In addition, a dilution of your interest in our common shares underlying the ADS may occur in the event of our merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.
●	International judgments may not be enforceable when considering our directors or officers’ status of residency.
●	Judgments of Brazilian courts with respect to our common shares may be payable only in reais.
●	Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares or ADS.

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

The Eletrobras Privatization Law and related regulations included certain obligations that we and our subsidiaries must satisfy as part of our Privatization process and the related renewal of certain of our generation concessions’ contracts for a 30-year term. As of the date of this annual report, we are continuing to implement the following obligations:

●	CDE Account: our subsidiaries must pay a remaining R$32.8 billion to the CDE Account over the next 25 years;
●	Eletronuclear Investment Agreement: we must maintain the existing guarantees provided under certain financings of Eletronuclear prior to our Privatization and raise funds and provide guarantees in proportion to our participation in the voting capital of Eletronuclear for the completion of the Angra 3 project. See “– We may incur substantial financial liabilities as well as unexpected expenses until we complete the construction of the Angra 3 nuclear power plant” and “Item 10. Additional Information – C. Material Contracts” for further details;
●	Optimum use of the plants: under the new concession contracts, our subsidiaries must carry out studies for the modernization and repowering of these plants; and
●	Regional funds: our subsidiaries Chesf, Furnas and Eletronorte must contribute a remaining R$6.7 billion to projects for the revitalization of certain hydrographic basins and a reduction of generation costs in the Legal Amazon region.

See “Item 4. Information on the Company – A. History and Development – Privatization – Conditions for the Privatization” for further details on the current progress on the implementation of these conditions.

The studies on the optimal utilization of our plants must be carried out within 36 months of the new concession contracts being signed, i.e. by June 2025. Any projects that are economically feasible must be implemented within 132 months from the date of the new concession contracts. If we do not comply, the respective agreement may be terminated.

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

Our Privatization is being challenged in court and certain politicians, including the President and his party, may formally propose to reverse the Privatization. These challenges may make it more difficult for us to raise capital, maintain our investments and current market share, as well as negatively affect our long-term debt ratings, price of our shares and ADS, and our ability to finance our operations at favorable rates.

Our Privatization, as well as the legislative proceeding that resulted in the enactment of Law No 14,182/2021, may be challenged by public or private entities, regulatory bodies, consumer groups, or others, or be suspended by Brazilian courts, which could have adverse legal and reputational effects on us. In addition, the corporate restructuring, especially the change of control of Eletronuclear, may also be challenged in court. As of the date of this annual report, there are 25 ongoing lawsuits challenging our Privatization, including lawsuits relating to the process, preparatory acts and law approving our Privatization, in addition to direct challenges to the Privatization itself. We consider the risk of loss to be possible in respect of these lawsuits. It is possible that other parties may file further lawsuits challenging our Privatization. See “Item 4. Information on the Company—A. History and Development—Privatization” as well as “Item 8A. Consolidated Financial Statements and Other Information—Litigation—Legal Proceedings Relating to Our Privatization Process” for further information about legal proceedings related to our Privatization.

In addition, certain aspects of our Privatization may still be challenged. This has already occurred in respect of the provisions of our bylaws limiting the exercise of shareholders’ voting rights to up to 10% of our capital stock regardless of the number of common shares held by such shareholder, which was included to ensure we are a “true corporation.” In May 2023, the President of Brazil filed a direct action of unconstitutionality with the Supreme Federal Court of Brazil challenging this model. On December 19, 2023, a justice of the Supreme Federal Court suspended the proceedings for 90 days for the parties to come to an amicable resolution. The suspension was extended for a further 90 days. As of the date of this annual report, the negotiations are still in progress and no settlement has been reached. If the President is successful in contesting these provisions, the Brazilian Government may try to regain control over us, which may cause us to reverse the Privatization and once again become a state-controlled company.

If our Privatization continues to be challenged, it may negatively affect our ability to finance our operations at favorable rates and maintain our investments and current market share. In addition, such a challenge could have negative effects on our ratings and the price of our shares and ADS.

Transactions with related parties may not be properly identified and managed, which could expose us to lawsuits and affect our financial results.

Transactions with related parties must follow market standards and generate mutual benefit. Decision processes surrounding such transactions must be objective and documented. Further, we must comply with the rules of competition and adequate disclosure of information, in accordance with the applicable legislation and as determined by the CVM and the SEC.

We cannot guarantee that our related party transaction policy is or will be effective to avoid potential conflicts of interest between us and any related parties, or that any such party has complied or will strictly comply with good governance practices and rules to deal with conflicts of interest. A possible failure to comply with such requirements or policies may adversely affect our business, financial condition, as well as lead to regulatory assessments by agencies.

We may not receive all debt owed to us and our subsidiary, Eletronorte, by Amazonas Energia.

In 2019, we completed the transfer of control of our former subsidiary Amazonas D. At that time, Amazonas D owed us R$3.9 billion and R$0.4 billion, totaling approximately R$4.3 billion of exposure to us.

As of December 31, 2023, we are a party to debt confirmation agreements between: (i) Eletrobras and Amazonas Energia, for which we have provisioned R$4.6 billion, and (ii) Eletronorte and Amazonas Energia, for which we have provisioned R$2.6 billion.

In recent months, the risk of default by Amazonas Energia has been aggravated as a result of certain legal issues and a deterioration in its financial and operational condition. Between December 2021 and December 2023, Amazonas Energia partially defaulted in respect of its obligations related to certain energy trading agreements entered into with Eletronorte. As of December 31, 2023, the amount in default is R$1.1 billion, for which we have provisioned R$927.8 million. Given the worsening financial condition of Amazonas Energia, we may need to increase our provisions in the future to account for potential further defaults.

As a result of its repeated defaults, in November 2023, Eletronorte registered Amazonas Energia in ANEEL’s register of defaulters, pursuant to ANEEL Normative Resolution No. 917/2021. ANEEL recommended that the MME terminate Amazonas Energia’s electricity concession, despite Amazonas Energia requesting a transfer of corporate control as an alternative to termination. As of the date of this annual report, there have been no further developments in respect of ANEEL’s recommendation.

In July 2023, a working group on the Distribution of Concessions of the States of Amazonas and Rio de Janeiro (“GT CDAR”) reviewed the proposals of Amazonas Energia, Light Serviços de Eletricidade S.A. and Enel Distribuição Rio, which assessed the viability of their concessions. The GT CDAR presented the report on February 22, 2024, addressing the current economic and financial situation of the distribution of concessions in the State of Amazonas and recommended a number of regulatory measures for the viability of the concession and the feasibility of the change in corporate control. This report is now under review by the MME, which will make a determination on which proposals to adopt.  As of the date of this annual report, we cannot assure if or when the MME will make its determination.

Considering Amazonas Energia’s defaults, we are exposed to the risk of Amazonas Energia not being able to honor all its debt obligations to us if their current financial and operating conditions persist. As of December 31, 2023, we provisioned R$7.2 billion for both debt confirmation agreements, but we may need to increase these provisions to the extent that Amazonas Energia continues to default on its obligations set out in such agreements.

We are exposed to claims for our historic management of certain sectoral funds and governmental programs.

We managed the RGR Fund and sectoral funds such as the CDE Account and CCC Account until April 30, 2017 when the CCEE assumed management responsibilities. We also previously managed the Proinfa and Procel government programs until their management was transferred to ENBPar in June 2023 as part of our Privatization process. We continue to manage the Luz para Todos and Mais Luz para a Amazônia government programs, but we expect that they will be transferred to ENBPar by June 17, 2024. Following the transfers to ENBPar, we continue to be liable for a five-year period for any actions taken by us during our period of management pursuant to the statute of limitations set out in TCU Ordinance No. 344/2022. A proceeding filed under this Ordinance may remain inactive for up to three years. Both statutes of limitation are subject to hindrance, suspension, and interruption rules.

We received capital resources associated with the contracts executed to cover the administrative costs incurred in operating the Luz para Todos and Mais Luz para a Amazônia programs. In respect of the expenses under the Procel program, we were reimbursed via the revenues obtained from this program in accordance with Law No. 13,280/2016 and its annual investment plan (PAR Procel). For the Proinfa program, our administrative costs were covered by revenues obtained from the Proinfa account (Conta Proinfa), the budget for which is annually approved by ANEEL, in accordance with Decree No. 5,025/2004.

In the event that the Brazilian authorities conclude that we mismanaged any funds under these government programs, they may impose fines as well as criminal and civil liability. In July 2019, ANEEL imposed a fine of R$51.7 million for our non-compliance in respect of the management of the CCC Account. We appealed this decision and, as of December 31, 2023, we are awaiting a ruling on our appeal.

Risks Relating to Our Management

The success of our operations and implementation of our strategy partly depends on the technical qualifications of the members of our management and certain key employees, who we may not be able to maintain or replace with suitable individuals.

Part of the success of our operations and the implementation of our strategy depends on the knowledge, skills, and Part of the success of our operations and the implementation of our strategy depends on the knowledge, skills, and effort of the members of our management team and certain key employees. If key members of our management team or key employees leave our company, we may not be able to find equally qualified professionals to replace them in a timely manner. We also depend on the ability of our senior management and key personnel to work effectively as a team.

Our future success depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, sales, IT and administrative personnel. Competition for such personnel is intense, and we cannot guarantee that we will successfully attract or retain a sufficient number of qualified personnel, as this is largely affected by perceptions of our culture, profile in the markets in which we operate and the professional opportunities we offer. In addition, the industry continues to experience more stringent regulation of employee compensation, which would adversely affect our ability to hire and retain the most qualified employees.

Failure to retain and attract the necessary technical, managerial, sales, IT and administrative personnel could adversely affect our business, financial condition and results of operations.

We may face substantial challenges in the implementation of our strategic plan and necessary high-performance culture, which will demand efficiency and excellence in problem solving.

In line with our goal to be an innovative clean energy company, recognized for excellence and sustainability, our strategy aims to develop a high-performance culture comprising lean and agile management, increased competitiveness and reduced costs coupled with active risk management and increased digitalization.

Our ambitious strategy requires us to implement key performance indicators at all levels of our organization, which include lower financial leverage, higher operational efficiency, improved health and safety conditions, among other things. In order to achieve these, we will need to undertake significant operational and managerial changes in all of our group companies. We are also dependent on our ability to train our new and existing hires and develop our systems to align with a culture focused on performance and results, which may take time and we cannot guarantee that all employees will assimilate into such culture.

If we are not able to foster a culture of efficiency and excellence in addressing our current and future challenges, we may face difficulties in reaching our full potential. As a result, this may adversely impact our future growth, profitability and price of our shares and ADS.

Risks Relating to our Operations

Our increasing reliance on the commercialization on the Free Market exposes us to certain risks that may have an adverse effect on our revenues, results of operations and financial condition.

We currently commercialize the energy generated at our plants on both the Regulated and Free Markets. However, pursuant to the New Concession Agreements, the commercialization of the energy generated at 17 of our hydroelectric plants on the Regulated Market are being phased out at a 20% rate per annum since January 1, 2023. Consequently, within five years all the energy generated at those 17 plants will be commercialized on the Free Market. As the portion of our energy sales on the Free Market increases, energy commercialization becomes gradually more significant, representing a larger portion of revenues each year.

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

Since 2022, favorable hydrological conditions and the increase in the installed capacity in Brazil reduced energy prices on the Free Market in the short and medium terms. At the time of our Privatization we expected a certain energy price for the coming years which did not yet materialize due to impact of the favorable hydrological conditions in 2022 on the price of energy on the Free Market. However, by the end of 2023, the price of energy on the Free Market was predicted to rise for the coming years.  Nevertheless, future conditions like those experienced in 2022 might again reduce the price of energy on the Free Market to below the levels we expected at the time of our Privatization, which could have adverse effects on our results of operations.

Our commercialization planning considers the main conditions applicable to the market and our portfolio, outlining a wider commercialization strategy, aiming to mitigate market and liquidity risks through a level of controlled contracting over the years, whilst also maximizing the value of energy sales so that exposures to market risk in the periods closest to supply are residual. However, if our assumptions do not hold true or if our strategy is otherwise not successful, we may suffer a materially adverse effect on our revenues, results of operations and financial condition.

If we do not remedy the material weakness in our internal controls, the reliability of our financial statements may be materially affected.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance IFRS Accounting Standards. As a public company, we are required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we are required to certify our compliance with Section 404 of the Sarbanes-Oxley Act, which requires us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting.

We determined that we did not maintain effective internal control over financial reporting as of December 31, 2023, because a material weakness that was identified as of December 31, 2022 was not remediated.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis. In the course of completing our assessment of internal control over financial reporting as of December 31, 2023, we did not design nor maintain effective internal control over our financial reporting because a material weakness in internal control over financial reporting existed as of that date. Specifically, we had not properly designed and maintained effective risk assessment control activities in response to risks of material misstatement related to period end financial reporting controls including the completeness and accuracy of the judicial deposits and legal lawsuits, their periodic reviews and updates, and the assessment of expected losses for accrual purposes; and the review and approval of impairment calculations.

Our internal controls department is responsible for overseeing the implementation of action plans and reports periodically to the Board of Directors and the Audit and Risk Committee. If our future efforts are not sufficient to remedy all the inconsistencies identified, we could continue to experience material weaknesses in our internal controls in the future. Any such material weaknesses could adversely affect our ability to accurately prepare our financial statements, which may result in a restatement of our historical financial statements or in misstatements in our future financial statements and, consequently, adversely affect our business and financial condition. See “Item 15—Controls and Procedures” for further details.

Our results are dependent on the results of our subsidiaries, affiliates and SPEs in which we invest and for whom we act as guarantor in respect of certain project-related loans.

We conduct our business mainly through our generation and transmission operating subsidiaries. In addition, we and our subsidiaries conduct some of our business, including several of our projects, through SPEs, which are created specifically to participate in public auctions for new enterprises in the generation and transmission segments. Our SPEs are typically structured in partnership with other companies to exploit new energy sources and transmission lines. As of December 31, 2023, we had an equity interest in 19 affiliates and 69 SPEs, grouped into 35 clusters, which explore generation, transmission, and distribution activities.

Therefore, our revenues and ability to meet our financial obligations is related, in part, to the cash flows generated by, and earnings of, our subsidiaries, affiliates and SPEs, and the distribution or other transfers of earnings to us in the form of dividends, loans or other advances and payments.

We are also subject to certain risks in relation to our SPEs by virtue of the financing guarantees we provide in respect of our shares in several projects conducted through such SPEs including Norte Energia, Sinop, São Manoel, and Jirau. As of December 31, 2023, the aggregate value of these guarantees was R$17.9 billion compared to R$28.8 billion as of December 31, 2022.

Following our recent corporate restructuring, which resulted in us assuming control of SAESA and Teles Pires, we started to consolidate their financial statements. As a result, the off-balance guarantees we provided to them now are part of our consolidated indebtedness, which increased by R$8.3 billion and represents 46.2% of our total consolidated guarantees. In addition, our Privatization was conditional upon maintaining the Brazilian Government's direct or indirect control of Eletronuclear through the transfer of its control to ENBPar, thereby becoming an affiliate. Part of this arrangement required us to remain a guarantor under any financings entered into prior to our Privatization. As a result, the guarantees we provided in respect of the Angra 1 and Angra 3 plants were reclassified in the aggregate amount of R$6.0 billion as of December 31, 2023, resulting in a total amount of unconsolidated guarantees of R$25.8 billion.

If any of our SPEs or affiliates default on their obligations, the guarantees we provided may be called upon. Even if a default occurs with only one lender, such default may trigger cross default clauses in other financing contracts, which could lead to other creditors requesting the acceleration of their loans. Any such cross acceleration would impact the enforcement of the guarantees provided by us and could adversely affect our financial condition.

Failures in our information technology systems, information security systems, and telecommunications systems may adversely impact us due to cyber security incidents or other reasons.

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

For instance, in 2023 the global markets were operating in a period of economic uncertainty, and significant volatility, following Russia’s full-scale invasion of Ukraine on February 24, 2022. Although the length and impact of the ongoing military conflict are still unpredictable, the conflict in Ukraine and any other geopolitical tensions could have an adverse effect on the economy and business activity globally and lead to:

●	credit and capital market disruptions;
●	significant volatility in commodity prices;
●	increased costs of resources (such as energy and natural gas) for our operations;
●	potential further appreciation of the U.S. dollar;
●	increase in interest rates and inflation; and
●	lower or negative global growth.

Russian military actions, the resulting and potential sanctions and Russian counter measures or retaliatory actions could adversely affect the global economy and financial markets and lead to further instability and lack of liquidity in capital markets. Therefore, the current and future measures could adversely affect our business, financial condition, and results of operations. In addition, on October 7, 2023, Hamas launched an attack on Israel killing hundreds of Israeli civilians. In response, Israel declared war against Hamas, targeting the Gaza Strip. This could lead to an escalation of the conflict in the region, rise in oil and gas prices, more inflationary pressures and market volatility, among others.

Although we are not currently directly affected by such conflicts, it still exposes us to the macroeconomic risks set out above, which could lead to an increase in our operating costs and adversely affect our business.

Certain geopolitical and economic risks have increased over the past few years as a result of trade tensions between the United States and China, Brexit and other geopolitical issues. Any further escalation of tensions may lead, among other things, to further disruption in the global economy and in international trade flows and increased market pricing volatility.

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

Strikes, work stoppages, or other forms of labor unrest at our company, our subsidiaries or SPEs and any of our major suppliers and contractors could impair our ability to operate our business, complete major projects and may adversely impact the results of our operations, financial condition, and ability to achieve our long-term objectives.

As of the date of this annual report, all of our employees are represented by labor unions, as determined by law. We face strikes and work stoppages from time to time. Disagreements on issues involving collective bargaining agreements, divestments, changes in our business strategy, reductions in our workforce, and other matters could lead to further labor unrest.

For further information regarding strikes and work stoppages, see “Item 4. Information on the Company—B. Business Overview—Operating Process—Types of Plants—Shutdowns and strikes in the last three fiscal years.”

Our financial and operating performance may be adversely affected by epidemics, pandemics, natural disasters, and catastrophes.

Our operations may be negatively impacted by epidemics, pandemics, natural disasters, or other catastrophes, such as COVID-19.

Our revenues from power generation are derived from sales on (i) the Regulated Market, including plants that operate under the quota regime, (ii) the Free Market, and (iii) the spot market. In case an outbreak of an epidemic, a natural disaster or a catastrophe, we cannot guarantee that the demand for energy will remain stable or grow. In particular, there can be no assurance that the price of energy we sell in the Free Market will not decrease below the price at which we obtain energy (as a result of a decrease in demand or otherwise). In such a situation, due to epidemics, natural disasters, and catastrophes, our margins and results of operations may be adversely affected.

Epidemics, pandemics, natural disasters and other catastrophes may impact the availability of our transmission assets and construction of our generation plants, the latter of which could lead to a default by our generation plants in their obligations under their respective power purchase agreements. We also cannot assure that distribution companies will not experience an increase in consumer defaults, which could negatively impact the financial condition of the distribution companies and lead to them defaulting on their obligations to generation companies. As a result, any of these factors could affect our revenues.

Furthermore, if a significant portion of our workforce or our suppliers or vendors are unable to work effectively due to prolonged illness, quarantines, shelter-in-place arrangements, government actions, facility closures or other reasons in connection with pandemics or other public health emergencies, our operations and ability to serve our clients could be materially impacted.

We do not have alternative supply sources for natural gas for our thermal plants.

Our thermal plants operate on natural gas and/or oil, representing 3% of our installed capacity as of December 31, 2023. As of the date of this annual report, we depend on a single supplier for the natural gas we use to fuel our thermal plants. If supplies of natural gas or oil become unavailable or they may not be purchased on reasonable terms for any reason, such as significant increases in price due to inflation, we do not have alternative supply sources and, therefore, the ability of our thermal plants to generate electricity would be adversely affected, which may impact our results of operations and financial condition. As of the date of this annual report, our supply has not been affected by the current conflict between Russia and Ukraine.

Risks Relating to our Financial Condition

We have substantial financial liabilities and may be exposed to liquidity constraints, which could make it difficult to obtain financing for our planned investments.

Our main sources of funding are capital markets issuances and loans from multilaterals, commercial banks and development banks and similar agencies in both the local and/or international markets. As there may be liquidity restrictions in the local or international capital markets, we may experience difficulties to finance our planned investments and to repay principal and interest under the terms of our existing credit facilities. Any difficulty in raising significant amounts of debt capital in the future may adversely affect our results of operations and our ability to fulfill our strategy and planned or future investments.

Any lowering of our credit ratings, as well as Brazil’s sovereign ratings, or adverse macroeconomic factors, could also have negative consequences on our ability to obtain financing in the market through debt or equity securities, or may impact our cost of financing, also making it more difficult or costly to refinance maturing obligations. The impact on our ability to obtain financing and the cost of financing may adversely affect our results of operations and financial condition.

We may incur substantial financial liabilities as well as unexpected expenses until we complete the construction of the Angra 3 nuclear power plant.

In 2009, Eletronuclear started the construction of the Angra 3 nuclear plant. The construction of the plant was suspended during 2015, as Eletronuclear faced difficulties making the capital contributions required by the financing with BNDES. Additionally, in 2015, several investigations commenced to assess potential illegal activities by companies that provided engineering services to Eletronuclear in relation to the Angra 3 project and, as a result, the TCU suspended construction. The termination of the agreements and/or the suspension of payments to these engineering companies, led to civil lawsuits against Eletronuclear.

In 2020, we approved a plan to resume the construction of Angra 3, however, no assurance can be made regarding the timely completion of construction on budget. In addition, Eletronuclear is still involved in the lawsuits mentioned above.

Even though we are no longer the controlling shareholder of Eletronuclear, the Eletrobras Privatization Law provided that we must continue to guarantee all existing obligations of Eletronuclear with respect to the development of the Angra 3 nuclear plant. In addition, we entered into various agreements with ENBPar, including an investment agreement for the continued development of the Angra 3 project. Under this agreement, we committed to raise funds and grant guarantees in proportion to our participation in the voting capital of Eletronuclear, with any remaining funds and guarantees being provided by ENBPar. We cannot assure that we will be able to obtain the funds necessary to meet our investment obligations or that ENBPar will be able to obtain all the necessary funds and guarantees, which could adversely affect the completion of the project as well as our ability to leverage and guarantee new projects.

The project also assumes a certain tariff to be charged for energy to be produced by the Angra 3 plant upon its completion. We cannot assure you that this tariff, which we expect to be approved by the government later this year, will guarantee the economic-financial balance (considering a present value of the project equal to zero) nor be considered a reasonable tariff. If the actual tariff is lower than the one required to reach break-even, the viability of the project could be severely jeopardized, which in turn could have an adverse effect on Eletronuclear's results and, to a lesser extent, our results.

As of December 31, 2023, Eletronuclear has completed approximately 68.7% of the original Angra 3 project. The total projected cost of completion is approximately R$20.0 billion, according to BNDES. As of the date of this annual report, it is estimated that Angra 3 will commence operations in June 2029, instead of November 2026 as previously assumed. As of December 31, 2023, Eletronuclear maintained total accumulated impairments of R$4.5 billion on its balance sheet. We no longer recognize any impairments related to Angra 3 on our balance sheet as we no longer consolidate Eletronuclear on a line-by-line basis.  However, any impacts on Eletronuclear's income statement continue to affect us, as we recognize their results using the equity method of accounting.

Works on the Angra 3 plant have been suspended since September 2023. If there are further delays to the start of commercial operations, we may be required to prepay the financing granted by BNDES to Eletronuclear (of which R$3.1 billion was outstanding as of December 31, 2023) as we are the guarantor of this debt. We may also have difficulties repaying a loan granted by Caixa Econômica Federal (under which R$2.8 billion was outstanding as of December 31, 2023) which may lead Eletronuclear to record new provisions for impairments, in addition to other liabilities that we may have to record. The total costs of abandoning or interrupting the Angra 3 project and demobilizing the plant (to be divided between the shareholders) were estimated at R$13.6 billion as of March 2022 by Tractebel, who was hired by BNDES. The occurrence of any of these events could materially affect our financial condition.

We are subject to certain covenants, which in case of non-compliance may allow the lenders under the relevant facilities to accelerate our obligations to them.

We are party to several international and local financing facilities as borrower or guarantor.

The bonds we issued in the international capital markets, the debentures and commercial papers issued in the local market, as well as our existing credit facilities, require that we comply with several non-financial covenants, including the pledging of assets, provision of financial statements and audit reports, and compliance with environmental laws and licenses, among others. In other instances, we must obtain waivers from applicable creditors for certain acts, such as actions that result in a change of control or the sale of relevant assets.

We, our subsidiaries and SPEs are also subject, in certain local financings, to financial covenants requiring compliance with the following indexes: (i) net debt over EBITDA, with a maximum level dependent on the contracts executed by us and each subsidiary, however generally fewer than four; and (ii) debt service coverage ratios, generally higher than 1.2.

In terms of negative covenants, we are limited in certain international and local financings from making certain sales of assets, subject to various carve-outs and exemptions. In addition, certain of the financing agreements for the development of our plants, some of which are guaranteed by us, contain acceleration clauses which could be triggered upon default. Any defaults or the acceleration of any financing agreements may also give other lenders the right to accelerate indebtedness owed to them pursuant to cross-default provisions. The acceleration of any financing agreements could adversely affect our results of operations and financial condition.

See “Item 4. Information on the Company—B. Business Overview—Lending and Financing Activities” for further information about our financing agreements.

We are no longer entitled to indemnification payments for investments in concessions renewed pursuant to Law No. 12,783/2013, which were not yet amortized.

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

As a response to this decision, users of the transmission system submitted requests for reconsideration alleging that they identified inconsistencies in the amounts approved by ANEEL. So far, ANEEL’s technical teams have carried out some studies, but ANEEL’s Board of Directors has not made a final decision. If ANEEL decides to uphold these requests, it may negatively impact our transmission revenues. The payment for the RBSE is also subject to analysis by the TCU in TCU proceeding No. 012.715/2017-4. As of the date of this annual report, neither the TCU nor ANEEL has issued any decisions on these matters. We cannot assure that ANEEL will not make any subsequent changes to the payment flows.

As of December 31, 2023, we recorded R$61.2 billion to be received from RBSE and RBNI payments. However, we cannot guarantee that we will receive the full amount or that payments will be made in a timely manner.

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

As of December 31, 2023, we recorded a deficit of R$5.6 billion in our and our subsidiaries’ pension plans compared to a deficit of R$5.2 billion in 2022. In the same period, we and our subsidiaries made contributions of R$414.4 million to our respective pension plans. The implementation of a remediation plan may result in the payment of extraordinary contributions by us and/or our subsidiaries to restore the balance of the plan. These amounts could be subject to litigation by the participants, due to a possible disagreement regarding the amounts. Such payments could have a material adverse effect on our cash flows and financial condition.

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

Since nuclear accidents are usually catastrophic, any accident could materially affect our financial condition and reputation, including result in criminal liability. If an accident occurs, we can provide no assurance regarding its impact on us, or if the insurance coverage will be sufficient to cover all associated costs. Additionally, Eletronuclear may fail to receive sufficient amounts, or any amount at all, under insurance policies it has obtained for Angra 1 and Angra 2 to pay for eventual damages.

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

We are currently a party to, and will likely in the future become party to, numerous legal proceedings relating to civil, criminal, administrative, environmental, labor (including claims filed by outsourced workers), tax, and corporate claims filed against us. Members of our Board of Directors are also, and may become in the future, party to legal proceedings. These claims involve substantial amounts of money and other remedies, under judicial and arbitration proceedings. As of December 31, 2023, we provisioned R$26.5 billion in respect of our probable legal proceedings, of which R$0.8 billion were related to tax claims, R$22.8 billion were related to civil claims and R$2.3 billion were related to labor claims. Our possible legal proceedings totaled R$47.0 billion, of which R$11.2 billion were related to tax claims, R$29.5 billion were related to civil claims and R$2.3 billion were related to labor claims. We do not provision for our possible and remote legal proceedings.

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

In the event that claims involving a material amount for which we have no provisions were to be decided against us, or in the event that actual losses are significantly greater than the provisions made, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition. Our ability to estimate judicial losses was considered a material weakness as further described in “Item 8—Financial Information—Litigation.” In addition, our management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on our core business. Depending on their outcome, certain litigation could restrict our operations and have a material adverse effect on certain of our businesses. Members of our management have in the past been and may in the future become parties to legal proceedings and may also be prevented from serving in their positions as a result of any civil or criminal proceedings brought against them.

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

The provisions we record in respect of compulsory loan litigation require significant judgment, as well as monitoring and analysis of numerous individual lawsuits. These provisions may not be sufficient to cover future losses, including in the event that the future course of the lawsuits differs from our expectations. In addition, we assess our exposure to this litigation on an ongoing basis in light of available judicial authority, and we adjust our provisions from time to time, including, among other things, in response to new judicial decisions. We have in the past modified, and may again in the future modify, our provisions significantly. As of December 31, 2023, our provisions with respect to compulsory loan litigation amounted to R$17.3 billion. Our financial condition and results of operations could be materially adversely impacted in the event that we are required to record additional provisions in respect of compulsory loan litigation.

We also cannot assure that new lawsuits will not be filed or that new judicial decisions (including by higher courts) on compulsory loan-related issues will not be adverse to us. The aggregate cost of unfavorable lawsuits or decisions may have a material adverse effect on our financial condition and operating results. For a detailed description of our compulsory loan related litigation, see “Item 8—–Financial Information—Litigation—Compulsory Loans.”

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

Decree No. 2,655/1998 provides that the assured energy of our hydroelectric plants must be reviewed every five years. Any potential reduction in the physical guarantee is limited to 10% of the original amount of the concession agreement. Any reduction in the assured energy during any given review may not exceed 5% compared to the prior review period.

MME Ordinance No. 178/2017 amended the amounts of the physical guarantee in force since 2018. As a result, the physical guarantees of our plants were reduced by 4% on average. This included our plants which had their concessions renewed under Law No. 12,783/2013, and some of our SPEs.

As part of our Privatization, new concessions were granted for a period of 30 years beginning on June 17, 2023, for the plants which had their concessions originally renewed under Law No. 12,783/2013, the plants Itumbiara and Sobradinho and the plants Tucuruí, Mascarenhas de Moraes and Curuá-Una. The physical guarantees of these plants were defined by Ordinances GM/MME No. 544/2021 and GM/MME No. 570/2021 and represented a total reduction of 7% in their physical guarantees.

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

ANEEL is also responsible for determining the tariffs to be charged by generation companies with concession agreements renewed pursuant to Law No. 12,783/2013. The RAG is the amount that generation companies are entitled to receive as consideration for supplying energy produced at hydroelectric plants. As part of our Privatization, a transitional rule applies for the gradual phasing out of legacy contracts, pursuant to CNPE Resolution No. 15/2021, amended by CNPE Resolution No. 30/2021 (where 20% per year are discounted during the next five years).

Depending on ANEEL’s review of the tariffs to be charged by our transmission companies, we may not be adequately compensated for the costs and expenses of our investments in our transmission assets, which could negatively impact our financial condition and results of operations.

Our subsidiaries entered into a Transmission Infrastructure Usage Agreement with Eletronet. Adverse decisions made by the relevant regulatory body in respect of this agreement may have adverse effects on our transmission revenues.

In 1999, our subsidiaries CGT Eletrosul, Chesf, Eletronorte, and Furnas entered into Transmission Infrastructure Usage Agreement No. ECE-1.166/1999 with Lightpar (now Eletronet). Concession contracts require that a portion of the additional revenues obtained from the use of the transmission infrastructure subject to the concession be allocated to reducing tariffs for users of the transmission system.

An administrative proceeding is currently underway by ANEEL to determine the amounts resulting from the execution of Contract No. ECE-1.166/1999 which must be reallocated to reducing tariffs for users of the transmission system.  ANEEL may also extend the scope of this administrative proceeding to investigate other aspects of the Transmission Infrastructure Usage Agreement. A potential adverse decision resulting from this ongoing administrative proceeding could have a material adverse effect on the revenues we derive from the transmission segment.

We are subject to risks associated with failure to comply with the applicable data protection laws, and we may be adversely affected by the imposition of fines and other types of sanctions.

Although we always seek to comply with and adapt to data protection laws (such as Law No. 12,965/2014 (“Brazilian Internet Act”) and the Brazilian General Law for Personal Data Protection (Law No. 13,709/2018) (“LGPD”) and their related regulations), we cannot guarantee that our personal data processing activities will always be secure and will not be subject to fines and other types of sanctions.

The LGPD provides comprehensive regulation for the processing of personal data in Brazil. It established detailed rules for the collection, use, processing, storage, and disposal of personal data and applies to all economic sectors and the relationships between customers and companies, employees and employers and others where personal data is processed, both in the digital and physical environment.

The LGPD requires a comprehensive data protection governance to be implemented, comprising policies, data mappings, documentation of risk and decisions made, processes for fulfilling rights and dealing with data protection incidents, procedures to secure third-party compliance, and the appointment of a data protection officer.

Failure to comply with the LGPD, especially in ensuring data subjects’ rights, providing clear information about our personal data processing activities, adhering to the original purpose of data collection, observing legal data storage periods, and implementing required security standards, could subject us to certain administrative sanctions. These sanctions, which may be applied individually or cumulatively, include warnings, mandatory incident disclosure, temporary blocking or deletion of personal data, suspension or prohibition of data processing activities, and fines of up to 2% of the company’s, group’s, or conglomerate’s revenue in Brazil for the last fiscal year, excluding taxes, with a maximum of R$50.0 million per violation.

Moreover, non-compliance with LGPD and other data protection laws may expose us to liability for material, moral, individual, or collective damages, being subject to risks, such as (i) the filing of lawsuits claiming damages resulting from violations, based not only on LGPD, but also on other sectorial legislation; and (ii) the application of penalties provided for in the Consumer Defense Code and the Brazilian Internet Act by relevant consumer protection agencies, such as any Federal or State Prosecutors' Office and the National Consumer Secretariat (Secretaria Nacional do Consumidor). Failure by us to adhere to the LGPD or any privacy laws or regulations also carries the risk of individual or collective lawsuits and claim for compensation for damages, especially in cases of information security incidents that result in unauthorized access to personal data.

The application of penalties, publicizing of infractions or obligations to compensate for failures in the protection of personal data or LGPD compliance could adversely impact our reputation, and our results and, consequently, the value of our shares and ADS.

Our generation and transmission activities are regulated and supervised by ANEEL. Our business could be adversely affected by regulatory changes, and we may be subject to penalties, administrative intervention or loss of our concessions for public service if we provide our services in an inadequate manner or violate contractual obligations.

Pursuant to Brazilian law, ANEEL has the authority to regulate and supervise the generation and transmission activities of energy concessionaries, including investments, additional expenses, tariffs, and the passing of costs to customers, among other matters. Regulatory changes in the energy sector are hard to predict and may have an adverse impact on our business. The applicable legislation authorizes ANEEL to intervene in electric power concessions and to penalize concessionaires that do not provide adequate levels of service or fail to comply with the terms and conditions under the concession contract, regulations, and other relevant legal obligations. If ANEEL were ever to intervene in our concessions, we and our subsidiaries may be subject to an internal reorganization in accordance with a recovery plan, which may adversely affect us. In addition, our request for new licenses and our participation in public biddings may be subject to more stringent scrutiny by ANEEL.

If we fail to adequately remedy violations and failures, our concessions may be terminated early through expropriation, forfeiture, or mandatory transfer of control by the concessionaire. Granting authorities may expropriate concessions in the interest of the public as expressly provided for by law, in which case they carry out the service during the concession period. Law No. 13,360/2016 sets forth that the concessionaire can submit a change of control plan as an alternative to the termination of the concession.

It is important to note that a significant portion of the equipment currently in operation is approaching the end of its regulatory lifespan, which may pose a challenge in terms of maintenance and replacement of these assets and which might impact the results of our operations and financial results.

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

Certain of our subsidiaries adhered to instalments programs for tax debts and must comply with special rules, otherwise, these installments programs may be terminated, and the benefits may be cancelled.

Our subsidiaries Furnas and Eletronorte and our indirect subsidiary, SAESA, are subject to instalments programs promoted by tax authorities in respect of certain debts. If they or any of our subsidiaries that may adhere to similar programs from time to time, do not comply with these programs, the installments programs may be terminated and, therefore, the benefits may be cancelled. If any of these companies do not comply with the rules, the installments programs may be terminated. In this situation, the tax debts could be charged by the tax authorities, with legal increases pursuant to the legislation applicable at the time of the triggering events. This could have an adverse impact on our results and financial condition.

Following our Privatization, we are now subject to the Brazilian Bankruptcy Law. However, if any of our assets are deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgement.

As a private company, we are subject to the Brazilian Bankruptcy Law.

However, we understand that a substantial portion of our assets, including our generation assets and our transmission network, would be deemed by Brazilian courts to be related to providing an essential public service. Accordingly, even if unrelated to concession agreements, these assets would not be available for liquidation or attachment to secure a judgment involving us or our subsidiaries, as Law No. 12,767/2012 provides that judicial and extrajudicial recovery do not apply to electric power concessionaires until the termination of their concession agreements. Eletronuclear, of which we own 35.90% of the voting capital and 67.95% of the total share capital, would also not subject to Brazilian Bankruptcy Law.

In the event of bankruptcy, these assets would revert to the Brazilian Government pursuant to Brazilian law and our concession agreements would terminate. We cannot assure that any compensation we receive for such assets would be equal to the market value of the assets and, accordingly, our financial condition may be affected.

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

In addition, because investors’ reactions to the events occurring in one emerging country may produce a “contagion” effect, Brazil could be adversely affected by negative economic or financial developments in other countries. Brazil has been affected by such effects on several occasions, including the debt crises in emerging countries during the 1990s and the 2008 global economic crisis. We cannot assure that any situations like those described above will not negatively affect investors’ confidence in emerging markets, including Brazil.

Further, the military action by Russian forces in Ukraine has escalated tensions between Russia and the United States, the North Atlantic Treaty Organization, the European Union, and the UK. The United States and other countries have imposed, and are likely to impose, financial and economic sanctions and export controls against certain Russian organizations and/or individuals, with similar actions either implemented or planned to be administered by the EU, the UK, and other jurisdictions. See “—Our business may be impacted by political events, war, terrorism and other geopolitical uncertainties” for further details about the impacts of the military conflict between Russia and Ukraine.

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

Brazil’s political environment influences the performance of the country’s economy. Political crises and unrest may affect the confidence of investors and the general public, which may lead to economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Brazil has experienced amplified economic and political instability as a result of various ongoing investigations by the Brazilian Federal Prosecutors’ Office, Brazilian Federal Police, CVM, and other public entities responsible for corruption and cartel investigations.  These investigations have negatively impacted the Brazilian political environment and economy, contributing to a decline in market confidence in Brazil.

Numerous elected officials, public servants and executives and other personnel of major companies have been subject to investigation, arrest, criminal charges and other proceedings for accepting bribes through kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. There can be no assurance that further federal or state officials or senior management of Brazilian industry will not be charged with corruption-related crimes or other investigations into corruption, which may lead to a decline in confidence by consumers and foreign direct investors in the stability and transparency of the Brazilian government and Brazilian companies and may have a material adverse effect on Brazil’s economic growth, demand for securities issued by Brazilian companies, and access to the international financial markets by Brazilian companies.

Furthermore, the President has the power to impose policies and issue governmental acts regarding the Brazilian economy that may affect our operations and financial performance. We cannot predict what policies the President will impose, much less whether such new policies or changes in current policies will have an adverse effect on our business or the Brazilian economy. In addition, the uncertainties regarding the Brazilian government’s ability to implement changes related to monetary, fiscal and social security policies, especially given that the government and its allies do not command a majority in the federal legislative branch, which may result in a standoff in the National Congress, as well as political distress and demonstrations and/or strikes, which could adversely affect our operations. These uncertainties and any new measures that may be implemented may increase the volatility of the Brazilian securities market.

Historically, political crisis have affected investor confidence as well as public opinion, and any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, results of operations, financial condition and the trading price of our bonds, shares and ADS.

The volatility of the Brazilian real and of the inflation rate may impact our operations and cashflows.

In past years, the Brazilian real has appreciated against the U.S. dollar. In 2022, the U.S. dollar depreciated by 5.32%, closing at R$5.27, and in 2023, the U.S. dollar depreciated by 8.06%, ending the year at an exchange rate of R$4.85 per U.S.$1.00.

In 2023, the real appreciated against the U.S. dollar, due to factors such as reduced commodity prices, decreasing interest rates, and the maintenance of relatively high U.S. interest rates along with their uncertain fiscal policy. We cannot guarantee that the real will not depreciate again against the U.S. dollar in the future. In 2024, the market anticipates that adverse weather conditions and commodity prices linked to the global economic slowdown will continue to negatively impact trade.

A depreciation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets and reduce the U.S. dollar value of our results of operations. We contract services from foreign suppliers, and thus changes in the value of the U.S. dollar compared to other currencies may affect the cost of these services. Restrictive macroeconomic policies could also harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. This may harm us by curtailing access to foreign financial markets and prompting further government intervention.

The uncertainty of the factors that impact the exchange rate makes it difficult to predict its future movements. In addition, the Brazilian Government may change its foreign currency policy. Any governmental interference, or the implementation of exchange control mechanisms or remittance of debt, could influence the exchange rate and the investments in the country. The different exchange rate scenarios may have adverse effects on us as they may affect (i) any of our indebtedness denominated in U.S. dollars; (ii) the development of the Angra 3 nuclear plant, whose equipment is largely acquired abroad and was purchased under contracts denominated in Euros; and (iii) certain sales of energy by Eletronorte which are tagged to dollar-denominated commodities.

As of December 31, 2023, 11.4% of our total consolidated financing, loans, and debentures of R$60.8 billion was denominated in foreign currencies and our total consolidated indebtedness denominated in foreign currencies was R$6.9 billion. Comparatively, as of December 31, 2022, 12.8% of our total consolidated financing, loans, and debentures of R$59.1 billion was denominated in foreign currencies and our total consolidated indebtedness denominated in foreign currencies was R$7.5 billion.

Changes in tax or accounting laws, tax incentives, and benefits or differing interpretations of tax or accounting laws may adversely affect us.

Brazilian tax authorities have frequently implemented changes to tax regimes which may affect us and ultimately the demand of our customers for the products we sell. There can be no assurance that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes that apply to us and our operations. If we lose our existing tax incentives, due to our noncompliance with current obligations and future requirements or if the current tax programs and agreements from which we benefit are modified, suspended, cancelled, or not renewed, we could be materially and adversely affected and there can be no assurance that the tax benefits we receive will not be judicially challenged as unconstitutional. If we are unable to renew our tax benefits, those benefits may be modified, limited, suspended, or revoked, which may adversely affect us.

The Brazilian tax system is complex and can be affected by legal changes or restrictive interpretations of laws by tax authorities, which may increase our tax burden. Legal changes may include adjustments to the applicable tax rate and the levy of temporary taxes, the proceeds of which are allocated to certain purposes by the Brazilian government. The effects of tax reform cannot be quantified and are unpredictable but may increase our total tax obligations and adversely affect us. We also may be required to pay more tax as a result of potential administrative proceedings brought by various tax authorities following inspections, which may concern topics such as inventory control, goodwill amortization, among others. We cannot provide assurances that our provisions for any such proceedings will be appropriate, nor that there will not be additional tax exposure requiring additional tax reserves.

Recently, the Brazilian Congress passed Constitutional Amendment No. 132/23, a broad tax reform which included a complete change in the consumption tax system, unifying the tax on industrialized goods (Imposto sobre Produtos Industrializados), social integration program (Programa de Integração Social), and financing of social security (Contribuição para o Financiamento da Seguridade Social), which are federal taxes, ICMS, a state tax, and ISS, a municipal tax, into a single new tax on transactions for goods and services known as IBS (Imposto sobre Operações com Bens e Serviços), charged on consumption. The reform also led to the creation of a social contribution on transactions with goods and services known as CBS (Contribuição Social sobre Operações com Bens e Serviços), which replaces the social integration program and the financing of social security. This tax reform requires the issuance of several additional complementary and ordinary laws to be fully effective and there is a transitional period of three years before the first changes to tax laws come into force. Additionally, there are other changes relating to income tax and social contribution laws currently under discussion in the National Congress. Such tax reforms and potential additional changes in the applicable laws and regulations may adversely affect us.

As of December 31, 2023, we benefit from certain tax benefits, namely the REPETRO-SPED special regime and a tax incentive from the Superintendency for the Development of the Northeast (Superintendência de Desenvolvimento do Nordeste or SUDENE). In the event that (i) these or other tax incentives are not maintained or are limited, suspended or terminated for any reason, (ii) we fail to meet the requirements and conditions to maintain such incentives, or (iii) the laws providing for these tax incentives change, we may be adversely affected by an increased tax burden.

Any downgrading of Brazil’s credit rating could adversely affect the price of our shares and ADS and our cost of funding.

Credit ratings affect investor perception of risk and, as a result, the trading value of securities and yields required on future issuances in the capital markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the prospect of changes in any of these factors. In 2015 Brazil lost its investment grade rating by the three main rating agencies, which adversely affected the trading prices of debt and equity securities issued by Brazilian issuers. As of the date of this annual report, Brazil’s sovereign rating was BB-/B (having been revised as stable in June 2022), Ba2 (stable) and BB- (negative) by Standard & Poor’s, Moody’s and Fitch, respectively. Now that we are no longer owned by the Brazilian government, we have been rated below the sovereign rating.

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

The construction, expansion, and operation of facilities for the generation and transmission of electricity are exposed to many unmanageable risks, including:

●	difficulty in obtaining appropriate government permits and approvals;
●	regulatory changes that may hinder the connection of generation projects to the national grid and/or alter the tariffs for the use of transmission and distribution systems;
●	difficulty in obtaining the necessary licenses may cause a direct impact in revenues;
●	difficulty in disconnecting the power grid by the national operator causing delays in works;
●	issues with the performance of contractors, supply of equipment and/or materials leading to delays in operations;
●	work stoppages;
●	robberies and thefts at our facilities and/or construction sites of contractors;
●	interruptions due to weather and hydrological conditions, especially due to recent increases in extreme weather events;
●	unpredictable engineering and environmental problems, as well as hidden flaws and defects in the construction of a project;
●	construction delays, or unanticipated cost overruns;
●	unavailability of adequate funding;
●	fire, climatic factors, vandalism, sabotage, cybersecurity attacks, terrorism or extreme socio-environmental tensions in our plants or transmission lines that lead to the interruption in the supply of energy;
●	closures or temporary stoppages of facilities due to the control of epidemics or pandemics or any other health emergency or public calamity;
●	impacts resulting from conflicts with traditional communities during project implementation phase;

●	macroeconomic conditions that may financially jeopardize generation projects;
●	compromised production capacity of specific equipment factories, reducing competitiveness or making partnerships unfeasible; and
●	energy oversupply.

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

Our activities expose us to significant socioenvironmental risks, especially during the construction of our generation plants and transmission lines. As a result, the management of socioenvironmental aspects is crucial to our business.

Our two most pertinent socioenvironmental risks concern (i) collection of precise data for any studies in respect of the development of new projects; and (ii) correct identification of, and compliance with, the environmental requirements for the establishment and operation of a project. Any errors or imprecision with respect to these two activities may lead to substantial errors in the design, operational and financial condition of our projects. If the necessary licenses are not obtained, we would be at risk of incurring costs arising from delays, potential revenues not being realized and, in a worst-case scenario, criminal sanctions and a suspension of our activities, all of which may materially affect us.

Another relevant aspect is the environmental management of our operational processes, which if not managed properly may cause substantial socioenvironmental impacts. Mismanagement may occur as a result of deficiencies in our control systems and operational processes or a lack of human and financial resources necessary to satisfy the legal and operational requirements imposed on us. These failures may cause environmental impacts such as the inadequate treatment of residues and the consequent soil and water contamination of areas surrounding the relevant project, loss of local biodiversity, increase in toxic gases emissions, costs resulting from the need to implement corrective and compensatory measures, as well as adverse impacts on our reputation.

We refer to the incidents at our Pedra plant in respect of our subsidiary Chesf and our Furnas plant in respect of our subsidiary, Furnas, as examples. Due to heavy rains, Chesf activated the reservoir operation procedure, which led to flooding in Jequié and Ipiaú. As a result, two Public Civil Claims were brought by the State of Bahia and the Municipality of Jequié demanding the introduction of safety, contingency and recovery plans for the affected areas and the creation of a compensation fund of no less than R$280.0 million. As for our Furnas plant, a lack of maintenance at the Piumhi river reflux channel led to the city of Capitólio being flooded in January 2022. The Environmental Secretary of the State of Minas Gerais imposed a R$289.5 million on Furnas. Both incidents are pending decisions in respect of our appeals. We cannot assure that further legal action in respect of these two incidents will not be brought.

Any non-compliance with environmental laws and regulations and/or failures related to the use of materials and disposal of solid waste, contamination, our usage of water resources, possible impacts caused on protected areas, the suppression of vegetation without previous authorization, the breach of any requirement set forth in environmental licenses, may lead to the imposition of significant penalties, such as the shutdown of a plant and its consequent unavailability to the system, fines, reputational damage and, in certain cases, criminal liability.

We may also be subject to material reputational risks related to our approach to traditional communities’ rights and resettlements. Generally, these matters are addressed through mitigation and compensation measures as part of the environmental licensing process. However, since several of our projects predate the environmental licensing legislation, there are ongoing discussions as to the need for additional measures, as well as the adequacy of our mitigation and compensation measures and the Free, Prior and Informed Consent (“FPIC”) of the traditional communities. The concept of FPIC is enshrined within the Brazilian Constitution but is yet to be thoroughly regulated, thus posing procedural uncertainty, potential risks and controversies to recent and future projects involving indigenous and traditional communities. Non-compliance with any existing or future regulations may result in financial and operational losses.

The failure to comply with these environmental laws and regulations can result in administrative and criminal penalties, including fines, summons, bans and shutdowns, irrespective of the recovery of damages or indemnification payments for irreversible damages in the context of civil proceedings. Criminal sanctions including custodial sentences and temporary interdiction of rights may also apply to both individual transgressors and legal entities. In addition, the failure to comply with environmental laws and regulations can also cause damage to our reputation and image. See “Item 8.A. Consolidated Financial Statements and Other Information—Litigation” for further details about the environmental proceedings we are a party to. Any unfavorable decision in such proceedings may lead to financial penalties, as well as suspension or revocation of environmental licenses and/or activities which may have material adverse effects on us.

We are subject to impacts related to hydrological conditions that may result in lower generation of hydroelectric power and adversely affect our business.

The main source of electric power generation in Brazil is hydroelectric plants, which are a renewable resource and avoid substantial expenditures on fuel needed for thermal generation plants. However, as hydroelectric plants depend on the flow of water, we are subject to substantial seasonal variations in monthly and annual flows, which depend fundamentally on the volume of rainfall during the rainy season. In 2021 and prior years, especially in 2014/2015, adverse hydrological conditions caused several droughts and water scarcity across several Brazilian states, negatively affecting the operations of our hydroelectric plants. The operation of the Brazilian electricity system is coordinated by the ONS, whose primary function is to achieve optimal operation of the resources available, minimizing operational cost, and the risks of shortage of electricity. However, these mechanisms are not able to absorb all the adverse consequences of a prolonged hydrological shortage, which means we are exposed to hydrological risks. When the total energy generated by the entire hydroelectric system is below the aggregate supply (assured energy) of all the hydroelectric plants, the MRE is triggered and a GSF is applied to all the plants in the system. In this event, energy companies must liquidate the negative balance of their contractual positions in the spot market at the current PLD at the CCEE. The PLD is considered a short-term market price, which can be highly volatile even during the day, varying mainly depending on changes in demand and supply, hydrological conditions and the levels of reservoirs of the hydroelectric plants of the Interconnected Power System.

In certain past years, adverse hydrological conditions at hydroelectric plants have resulted in a material reduction of the GSF, affecting agents with allocated energy lower than their sales contracts, exposing them to the volatility of the PLD. In 2015, to reduce exposures, ANEEL reduced the PLD threshold by more than 50%. This reduction was insufficient to balance the deficiencies, creating a significant increase in defaults at the CCEE.

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

Climate change can have significant impacts on our business in respect of our generation and transmission activities and the costs involved in complying with changing environmental requirements can be substantial.

Climate change - in terms of its effects and the measures which we are required to adopt to prevent such effects - may lead to financial impacts, loss of competitiveness, risk of divestment and reputational damage.

The main risks to our business with respect to the effects of climate change relate to our generation and transmission activities. The changes in rainfall, which may affect the water flow, could adversely affect our costs and results of operations, including by raising the price of electricity as a result of long periods of drought. We may fail to effectively implement programs or have proper environmental, or sustainability certifications related to reducing our exposure to climate change, which may adversely affect our business and results of operations in the future. Further, we do not have insurance coverage for some of the risks related to certain weather conditions or manmade or natural disasters. In addition to rainfall, we are also exposed to changes in wind patterns and temperature. Extreme weather events, such as violent storms and heatwaves, may lead to the collapse of transmission towers, flooding in power substations and equipment failures, causing interruptions in power supply and, as a result, to the services we provide to customers. If we fail to adapt or experience delays in adapting to this new global scenario, our operations and financial results may be adversely affected.

On the other hand, steps towards preventing the effects of climate change may also pose a risk to us. Our operations are subject to extensive and increasingly stringent federal, state, local and foreign laws and regulations pertaining to the protection of the environment. As a result, we may have to incur additional expenses and reallocate provisions towards compliance with such environmental rules and regulations, which may adversely affect our available resources for capital expenditures and other purposes, increase our costs and expenses, and, as a result, reduce our profit.

Notably, in March 2024, the SEC established certain rules to enhance and standardize climate-related disclosures, including evaluation and disclosure of material climate‐related risks and opportunities, climate-related metrics and greenhouse gas emissions data and inventory, information about climate-related targets and goals, climate-related risks, attestation requirements and financial impacts of physical and transition risks (the “SEC Climate Rules”). A large number of petitions that seek judicial review of the SEC Climate Rules have been filed. On April 4, 2024, the SEC voluntarily stayed implementation of these new rules pending completion of judicial review of consolidated legal challenges by the Court of Appeals for the Eight Circuit.  Assuming that the SEC Climate Rules are ultimately upheld in their present form, we may also be exposed to legal or regulatory action or claims as a result of these new regulations.  Although we are still in the process of assessing the scope and impact of these rules given how recently they were adopted and the subsequent legal challenges, some of these risks could have a material adverse effect on our business, financial condition, results of operations and the prices of our securities.

We could be held responsible for the social and environmental impacts of accidents involving the dams at our hydroelectric plants.

Our generation plants have large structures such as dams and floodgates that are used for water storage and reservoir level control. Such structures contain complex engineering works that must comply with several technical and safety standards. Specific laws and regulations provide safety guidelines for these structures, such as Law No. 12,334/2010, which established the National Dams Safety Policy (Política Nacional de Segurança de Barragens), and ANEEL Resolution No. 1,064/2023, which establishes certain criteria and safety requirements for dams associated with hydroelectric plants supervised by ANEEL.

In addition, Law No. 12,334/2010 was updated by Law No. 14,066/2020, which, among other things, increased obligations related to dam security, including provisions for new financial obligations. In addition, Law No. 14,755/2023 was enacted, establishing the National Policy on the Rights of Populations Affected by Dams (PNAB) and setting out certain rights for those affected by dams and social responsibilities to be undertaken by businesses.

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

Our exposure to this risk is evidenced by human rights-related issues frequently raised by our stakeholders, the media and market research analysts, which we strive to properly address in our actions and reports.

We may not be able to avoid certain financial and reputational impacts derived from indirect human rights violations. Acts or perceived violations of human rights could materially negatively impact our results of operations and financial condition.

Risks Relating to our Shares and ADS

If you hold our preferred shares, you will have limited voting rights.

In accordance with the Brazilian Corporate Law and our bylaws, holders of the preferred shares and holders of the ADS representing such preferred shares, are not entitled to vote at our shareholders’ meetings, except in very limited circumstances. This means, among other things, that a preferred shareholder is not entitled to vote on corporate transactions, including mergers or consolidations with other companies. Although our bylaws generally restrict shareholders on voting individually or in concert in respect of more than 10% of their shares, if a majority of holders of common shares are aligned on an issue, they may be able to effect certain corporate decisions at our shareholders' meetings, contrary to the wishes and without the approval of holders of our preferred shares, which as a result could materially adversely affect the trading price of such shares. Accordingly, an investment in our preferred shares is not suitable for you if voting rights are an important consideration in your investment decision.

Our bylaws include certain provisions that limit shareholders’ voting rights and that may discourage takeovers or prevent or delay the approval of certain matters, which could negatively affect the price of our shares and ADS.

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

Additionally, certain provisions contained in our bylaws, often referred to as a “poison pill,” subject any shareholder who acquires more than 30% or 50% of our shares to a takeover obligation and to the payment of a 100% or 200% premium, respectively, on the purchase price of the shares. Such provisions may have the effect of discouraging or preventing takeovers, stakebuilding, the acquisition of control and/or the formation of a group of controlling shareholders, which in turn could negatively affect the price of our shares and ADS.

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

Furthermore, beyond the uncertainty regarding corporate approvals, the absence of controlling shareholders increases the risk of a sudden and unexpected change in management, in corporate policies or in strategic direction.

Within this context, the absence of a single controlling shareholder or group of controlling shareholders could adversely affect our business and results.

Exercise of voting rights with respect to ADS involves additional procedural steps.

When holders of common shares (and preferred shares, in limited circumstances) are entitled to vote, they may only exercise voting rights with respect to the shares represented by ADS in accordance with the provisions of the deposit agreements. Certain practical limitations, including additional procedural steps, must be observed when ADS holders exercise their voting rights.

For example, in addition to the publication of notices in newspapers and on CVM’s system, holders of our shares receive notice and can exercise their voting rights by either attending the meeting in person, voting by proxy or voting at distance through a voting bulletin, whereas ADS holders do not receive notice directly. Instead, we provide notice to the depositary bank which, as soon as practicably possible thereafter, mails such notice to ADS holders along with a statement regarding how instructions may be given by ADS holders. To exercise their voting rights, ADS holders must instruct the depositary bank in a timely manner on how to vote with their shares. Given the involvement of an intermediary, the process for exercising voting rights will take longer for ADS holders than for holders of shares.

The Brazilian Government has a golden share that grants it a veto power in corporate resolutions aimed at modifying our bylaws with the purpose of removing or modifying the limitation on the exercise of voting rights and entering into a shareholders’ agreement. The interests of the Brazilian Government may conflict with the interests of other holders of shares and ADS issued by us.

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

The Brazilian Government is the holder of a special class of preferred share (golden share), which grants it veto power in relation to amendments to our bylaws aimed at removing or modifying the statutory provisions that regulate the limitation on the exercise of voting rights and the prohibition on entering shareholders’ agreements. Accordingly, the Brazilian Government may veto statutory amendments that may be of interest to other holders of our shares or ADS.

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

The Brazilian securities market is influenced by economic and market conditions in Brazil, as well as in other countries, including the United States, European Union and emerging countries, such as the conflicts between Russia and Ukraine and Israel and Hamas. Despite the significant different economic conjecture between these countries and Brazil, investors’ reactions to events in these countries may have a relevant adverse effect on the market value of Brazilian securities, especially those listed on the stock exchange. Crises in the United States, European Union or emerging countries may reduce investors’ interest in Brazilian companies, including us. For example, the prices of shares listed on the B3 have been historically affected by fluctuations of the American interest rate as well as the variations in the main indexes for North American shares. Events in other countries and capital markets may adversely affect the market price of our shares to the extent that, in the future, it could difficult or prevent access to capital markets and investment financing on acceptable terms.

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADS.

You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies. The Brazilian Government imposed remittance restrictions for approximately three months in late 1989 and early 1990. Restrictions like these would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of our shares, as the case may be, from reais into U.S. dollars and the remittance of the U.S. dollars abroad. We cannot assure that the Brazilian Government will not take similar measures in the future, including as a result of the ongoing military conflict between Russia and Ukraine.

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

You may not be able to exercise the preemptive rights relating to the preferred or common shares underlying your ADS unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse and accordingly your ownership position relating to the preferred or common shares will be diluted.

We may need to raise additional funds in the future and may issue additional common shares, which may result in a dilution of your interest in our common shares underlying the ADS. In addition, a dilution of your interest in our common shares underlying the ADS may occur in the event of our merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.

We may have to raise additional funds (in order to finance, for example, capital expenditures and consideration due in connection with new concessions) in the future through private or public offerings of shares or other securities convertible into shares issued by us. The funds we raise through the public distribution of shares or securities converted into shares may be obtained with the exclusion of right of first refusal of our existing shareholders, including investors in our common shares underlying the ADS, as provided by the Brazilian Corporate Law, which may dilute the interest of our then-existing investors. In addition, a dilution of your interest in our common shares underlying the ADS may occur in the event of merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.

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

ITEM 4. INFORMATION ON THE COMPANY

Overview

Our core business is the generation, transmission and commercialization of electricity in Brazil.  As of December 31, 2023, we contributed, including our subsidiaries and SPEs to approximately 22% of the installed power generating capacity within Brazil.  As of December 31, 2023, we operated generation and transmission activities in Brazil through 4 regional subsidiaries, Eletropar and 69 SPEs (including 1 outside of Brazil), which are grouped in 35 clusters and non-controlling interests in 19 companies.  Through our subsidiaries, we are also responsible for approximately 22% of the installed capacity and 38% of the installed transmission lines above 230 kV in Brazil.

As part of our Privatization, we had to conduct a corporate restructuring which included the transfer of control in Eletronuclear and the totality of our 50% stake in Itaipu to ENBPar, a company directly owned by the Brazilian Government to guarantee its direct or indirect control over Eletronuclear and Itaipu.  Until our Privatization, we shared control of Itaipu but neither consolidated nor participated in their results.

As of December 31, 2023, our revenues derive mainly from the generation and sale of electricity to distribution companies and free consumers, and the transmission of electricity on behalf of other electricity concessionaires.

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

Our executive offices are located at Rua da Quitanda 196, Centro, CEP 20091 - 005, Rio de Janeiro, RJ, Brazil.  Our telephone number is + 55 21 2514 4637.  Our legal name is Centrais Elétricas Brasileiras S.A. — Eletrobras and our commercial name is Eletrobras.  Our investor relations website is https://ri.eletrobras.com/en/, the contents of which are not incorporated by reference into this annual report.

Privatization

Our Privatization was structured as an increase in our capital stock through a public offering of common shares to be purchased by Brazilian and international investors in 2022 (the “Global Offering”).

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

Corporate Restructuring

In July 2021, Law No. 14,182/2021 was enacted providing for our Privatization setting out the conditions which were approved in our General Shareholders’ Meeting held on February 22, 2022.  In September 2021, Decree 10,791 was issued for the incorporation of ENBPar, a state-owned company exclusively owned by the Brazilian Government to maintain control of Eletronuclear and hold the 50% stake in Itaipu in order to comply with the provisions of the Itaipu Treaty.  The law also provided that ENBPar be responsible for the management of the Proinfa program, the Procel account, the contracts relating to the RGR Fund, the Mais Luz para a Amazonia and Luz para Todos programs, and the BUSA program.

In accordance with the Eletrobras Privatization Law and Resolutions CPPI No. 203 and 221, we effected the corporate restructuring of Itaipu and Eletronuclear as follows:

Itaipu

Itaipu is a binational entity created and subject to the Itaipu Treaty between Brazil and Paraguay.  In the past, we acted as the vehicle used by the Brazilian Government to acquire and commercialize the electricity generated by this hydroelectric plant.

Pursuant to Law No. 14,182/2021 and CPPI Ordinance No. 203/2021, as amended by CPPI Ordinance No. 221/2021, we transferred the entirety of our interest in Itaipu, which represented a 50% shareholding, to ENBPar for a consideration of R$1.1 billion.

We are entitled to receive this consideration from ENBPar in 240 monthly installments, updated for the exchange rate variation plus interest of 4.76% per annum.  However, on March 31, 2023, ENBPar paid the outstanding balance of the transfer price in the updated amount of R$952.0 million, pursuant to CPPI Resolution No. 221/2021, and the Share Transfer Agreement and Other Agreement approved by in our 181st General Shareholders Meeting.  See “Item 5. Operating and Financial Review and Prospects - Principal Factors Affecting our Financial Performance – Itaipu” for further details.

Eletronuclear

In accordance with the investment agreement entered into between us and ENBPar on April 22, 2022 (the “Eletronuclear Investment Agreement”) we committed to provide new financings for the conclusion of the Angra 3 project.  We also transferred our controlling interest in Eletronuclear to ENBPar through: (i) an equity contribution of R$3.5 billion made by ENBPar; (ii) the payment of capital by us of R$6.2 billion; and (iii) the adhesion by us to a program of optional conversion of common shares into preferred shares in a ratio of 1:1. As of the date of this annual report, we hold 35.90% of the common shares and 99.99% of the preferred shares of Eletronuclear’s share capital, representing 67.95% of the total capital stock of Eletronuclear.

Given that we no longer control Eletronuclear, its assets, liabilities and the interests of non-controlling shareholders in Eletronuclear are no longer consolidated in our Consolidated Financial Statements.  We now consider Eletronuclear an affiliate and record its results using the equity method of accounting in our Consolidated Financial Statements.  For further details on the Eletronuclear Investment Agreement “Item 10. Additional Information – C. Material Contracts.”

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
(d)	we and ENBPar undertake to make Eletronuclear’s board of directors establish and maintain COANGRA until the start of the commercial operation of the Angra 3 plant; and
(e)	there are certain restrictions on share transfers, including, among others: (i) a restriction on the creation of liens on the shares, except if certain conditions are met; and (ii) preemptive right to acquire all (and not less than all) of the shares of a selling shareholder, at the same price and on the same terms and conditions of the proposal received from a third party.

Corporate Reorganizations

In January 2023, at our 185th Extraordinary Shareholders Meeting, our shareholders approved the merger of the shares of the following subsidiaries: (i) Chesf; (ii) CGT Eletrosul; (iii) Furnas; and (iv) Eletronorte.  As a result of these transactions, all of these subsidiaries became wholly-owned by us.

Proinfa

Proinfa is a government program designed to promote the diversification of the Brazilian energy portfolio by increasing the participation of wind-based projects, small hydroelectric plants and biomass projects.  Prior to our Privatization, we were responsible for managing the contracts for the commercialization of electricity generated by the projects contracted by Proinfa, representing the generation companies before the CCEE for the settlement and clearing of purchase and sale operations as well as to pass on the payment to generators for the energy sold within the scope of Proinfa.  As part of our Privatization, the management of Proinfa is being transferred to ENBPar.  However, pursuant to Resolution CPPI No. 203, we must continue to manage the contracts for the sale of electricity generated by the projects contracted by Proinfa for up to one year from the Global Offering Settlement Date or, if earlier, the date on which the contracts are definitively transferred to ENBPar under the Transition Agreement.  The transfer occurred on June 15, 2023 and ENBPar assumed full management responsibilities.  See “– Transition Agreement” for more information on the Transition Agreement.

Procel Account

Procel is a government program to promote energy efficiency initiatives in several fields of the economy.  Prior to our Privatization, we administered the Procel account and applied the funds deposited in the Procel account to implement the initiatives approved by Procel’s managing committee.  As part of our Privatization, the management of the Procel account was transferred to ENBPar on June 15, 2023.  The only pending condition from the Transition Agreement is the transfer of 48 Procel trademarks, which will undergo a specific process with INPI in 2024 and which does not preclude the commencement of operation of the Program by ENBPar.

RGR Fund

The RGR fund consists of resources collected through sectorial charges paid by the public electric service concessionaires.  Its purpose is to provide resources for the reversion, transfer, expansion, and improvement of the public electric energy services.  The funds are deposited in an account that, until the enactment of Law No. 13,360/2016, was managed by us and, after its publication, has been managed by CCEE.  Prior to our Privatization, we were responsible for managing the financing contracts that use resources from the RGR Fund, entered into with the concessionaires prior to November 17, 2016, and must supervise the compliance of the obligations of the respective debtors under these financing contracts. As part of our Privatization, the management of these contracts was transferred to ENBPar in June 2023. See “–Transition Agreement” for more information about the Transition Agreement.

“Luz para Todos” and “Mais Luz para a Amazônia” Programs

Luz para Todos is a government program intended to provide electricity to rural areas of Brazil that do not have access to it.  We manage the “Luz para Todos” program, which includes entering into contracts with distribution companies, analyzing the budget and technical aspects of the program and providing information to support the release of funds and the application of those funds.

The Mais Luz para a Amazônia government program aims to provide electric energy to remote regions of the Amazon in Brazil.  We manage the Mais Luz para a Amazônia program, which includes conducting the technical and budgetary analysis, execution of contracts with distributors, and inspection of the works.

As part of our Privatization, the management of these government programs is being transferred to ENBPar.  The Transition Agreement signed by us and ENBPar on April 22, 2022, was amended on June 09, 2023, establishing that the transfer of management of both programs must be completed within 24 months of our Privatization, i.e. by June 17, 2024.  According to the terms of the Transition Agreement, we must continue to manage each program until their effective transfer.

Government Property under Decree-Law No. 1,383 of December 26, 1974

Prior to our Privatization, we administered the assets and facilities controlled by the Brazilian Government with RGR Fund resources (“BUSA”), which were integrated as assets of the Brazilian Government for use as part of the public electric energy service.  We were responsible for the registration, conservation and operation of the BUSA assets, as well as for the execution of agreements with state concessionaires.  As part of our Privatization, the management of BUSA is being transferred to ENBPar.  However, pursuant to CPPI Resolution No. 203, we continued to manage the BUSA assets for up to one year from the Global Offering Settlement Date the date on which we transfer the management of the BUSA assets to ENBPar under the terms of the Transition Agreement.  BUSA was transferred in June 2023.  See “–Transition Agreement” for more information about the Transition Agreement.

Transition Agreement

The transition and transfer of management agreement for the sector programs and BUSA dated June 17, 2022 (the “Transition Agreement”) sets out the rules for the transfer of the management by us to ENBPar, of the Proinfa program, the Procel Account, the contracts relating to the RGR resources, and the BUSA program, within one year from June 17, 2022.

The Transition Agreement would remain in effect until (i) the transfer of the management of all programs, contracts and assets to ENBPar, upon execution of the Certificate of Transfer; or (ii) one year from the Global Offering Settlement Date, if earlier.

As of the date of this annual report, we executed and delivered the Certificate of Transfer to the Brazilian Government on February 12, 2023, four months prior to the deadline provided for in the Transition Agreement.  The transition and transfer of management processes to ENBPar ended on June 17, 2023, and since then ENBPar assumed the management of the activities under the programs in the manner provided for in the Transition Agreement.  See “Corporate Restructuring” for further information regarding our corporate reorganization.

New Concession Agreements

Our Privatization was conditioned on the approval by our General Shareholders’ Meeting of the new electric energy generation concession agreements to replace the concession agreements under article 2 of Law No. 14,182 in effect since July 13, 2021 (the date of publication of the Eletrobras Privatization Law) as well as new concession awards for Eletronorte’s Concession Agreement No. 007/2004 - ANEEL-Eletronorte; and Furnas’ Concession Agreement No. 004/2004 - ANEEL-Furnas for the Mascarenhas de Moraes Hydroelectric Plant.

Following satisfaction of the certain conditions precedent to our Privatization, New Concession Agreements were awarded on June 17, 2022 for a 30-year term for the concessions of the following 22 hydro plants indirectly controlled by us, pursuant to articles 1 and 2 of Law No. 14,182, including (i) the Mascarenhas de Moraes, Furnas, Luis Carlos Barreto (Estreito), Porto Colômbia, Marimbondo, Funil-RJ, Corumbá I and Itumbiara plants owned by Furnas; (ii) the Tucuruí, Coaracy Nunes and Curuá-Uma owned by Eletronorte; and (iii) the Apolônio Sales (Moxotó), Sobradinho, Funil, Pedra, Paulo Afonso I, Paulo Afonso II, Paulo Afonso III, Paulo Afonso IV, Luiz Gonzaga (Itaparica), Boa Esperança (Castelo Branco) and Xingó plants, owned by Chesf (together, the “New Concession Agreements”).

The New Concession Agreements enabled us to substitute the quota regime for the independent production regime under the terms of Law No. 9,074/1995.  This means that following a pre-determined phase out period, we will no longer sell the electricity generated at a price fixed by ANEEL (which is based, in general terms, only on the remuneration of the operation and maintenance costs of the respective plants), but freely negotiate it in the Regulated Market or the Free Market.  Another impact of the change in regime is that we are now required to manage our hydrological risk (i.e., the deficit between the physical guarantee of the plants and the energy effectively generated by them).  As the quota regime no longer applies to these concessions, we are now subject to the price volatility of the electricity we acquire in the Free Market to compensate for the insufficient generation of electricity due to factors outside of our control, such as unfavorable hydrology.  Under the prior system, we had the right to pass on all hydrology risks on to the final consumer as part of the tariff set by ANEEL.

The plants that are subject to the quota regime (except Tucuruí, Curuá-Una and Marechal Mascarenhas de Moraes Hydroelectric Plants) are subject to a gradual migration to the independent production regime, pursuant to Resolutions CNPE No. 15 and 30, so that the percentage the physical guarantee of the plants subject to the quota regime will gradually decrease, as follows:

PERCENTAGE OF
PHYSICAL
GUARANTEE
ALLOCATED IN THE
YEAR	FORM OF QUOTAS
2022	100%
2023	80%
2024	60%
2025	40%
2026	20%
2027 onwards	0%

For the Sobradinho and Itumbiara plants, the power purchase and sale agreements entered into by Chesf and Furnas, respectively, and final consumers, remain in effect, pursuant to Law No. 11,943/2009, and Law No. 13,182/2015, without changes to the conditions relating to the term of the agreements and the amounts of power reserves. In the event of termination or reduction of the amounts of power reserves, as permitted by the Brazilian Consumer Law, the reduction will not be subject to the allocation of quotas of physical guarantee, as originally provided in Law No. 13,182/15, as a result of CNPE Resolutions No. 15 and No. 30 of 2021. Therefore, the amount terminated or reduced may be resold or assigned, either on the Regulated Market or the Free Market. In 2023, we had an accumulated reduction of 190MW mainly due to the termination or reduction of the amounts compared to the original terms of the agreements.

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

Water Resources Revitalization and Reduction of Power Generation Costs Program

Our Privatization was also conditioned on the development and deployment of projects related to Water Resources Revitalization and Reduction of Power Generation Costs Programs, among other legal obligations.  For further information see “Item 3D. Risk Factors — Following the consummation of our Privatization, we are subject to ongoing obligations that expose us to certain ongoing risks.”

Under the Eletrobras Privatization Law, CPPI Resolutions No. 203 and 221 and CNPE Resolutions No. 15 and 30, the Water Resources Revitalization and Structural Reduction of Power Generation Costs Programs include:

(a)	revitalization of the São Francisco and Parnaíba Rivers water resources (“Programa de Revitalização dos Recursos Hídricos das Bacias do Rio São Francisco e do Rio Parnaíba”) by us or through Chesf or the Brazilian Army. Accordingly, with respect to the Chesf Concession Agreements:
●	we or Chesf will contribute, from the date of the New Concession Agreements, the annual amount of R$350 million, adjusted by the IPCA index, for ten years, with the first installment becoming due in January 2023; and
●	the supply in an annual average of 85 MW of electricity, from January 2023, for 25 years and at R$80.00/MWh, to be adjusted annually by the IPCA index, through a contract with the operator of the integration project of the São Francisco River with the Hydrographic Basins of the Northeast Areas (“Projeto de Integração do Rio São Francisco com Bacias Hidrográficas do Nordeste Setentrional” or “PISF”).
(b)	structural reduction of power generation costs in respect of our Legal Amazon program and improvements to the navigability of the Madeira and Tocantins Rivers, by us or through Eletronorte (respectively, “Programa Amazônia Legal,” “Programa Rio Madeira” and “Programa Rio Tocantins”), provided that:
●	we or Eletronorte contribute, from the date of the New Concession Agreement, R$295 million annually, adjusted by the IPCA index, for ten years, with the first installment paid in January 2023; and
●	of this annual amount, 70% must be allocated to the Pró Amazônia Legal program, 20% to improving the navigability of the Madeira River and 10% in respect of the Tocantins River.
(c)	revitalization of the water resources in the hydrographic basins located near the reservoirs of the Furnas hydroelectric dams subject to the New Concession Agreements, provided that:
●	we or Furnas will contribute, from the date of the New Concession Agreement, R$230 million, adjusted by the IPCA index for ten years, with the first installment paid in January 2023; and
●	the execution of landslide works to allow downstream navigation on the Nova Avanhandava Hydroelectric dam.

According to Law No. 14,182, and in the New Concession Agreements approved by our general meeting, the Water Resources Revitalization and Structural Power Generation Cost Reduction Programs are subject to the following provisions:

(a)	we will contribute annually the amounts due in specific accounts for each program that will not be part of our assets;
(b)	after 15 years, the resources invested in the relevant account and not committed to projects will be paid to the CDE Account; and
(c)	development of proposals and projects, as well as the effective implementation of these projects as established by the Committees.

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

Of the R$8.4 billion in credits assigned by the distribution companies, we realized the amount of R$2.9 billion in credits of economic and energy glosses (“inefficiency”) granted by ANEEL in the monthly reimbursement under the CCC Account which was used to offset the amount of the grant relating to the phasing out of our hydroelectric plants as part of our Privatization process.  Additionally, ANEEL recognized in September 2021 the amount of R$2.7 billion in credits under the CCC Account to be paid to us in 60 monthly installments adjusted pursuant to the IPCA index as a final result from the amounts paid under the CCC Account inspection proceedings to Amazonas Energia, Ceron, Eletroacre e Boa Vista Energia.  As of December 31, 2023, we expect to receive a total amount of R$652.2 million to paid in twelve installments.  We still have a credit of R$1.6 billion to be paid in a further 36 installments.

B.	Business Overview

Strategy

Our strategy focuses on seizing opportunities which are aligned with our core business and competitive strengths as we strive to become a global leader in creating value through infrastructure and renewable, low-emission solutions.

Our 2023-2027 Strategic Plan focuses on six major trends impacting the electricity sector, globally and in Brazil:

(a)	Decarbonization and emphasis on the ESG Agenda - net Zero Goals and cost reduction driven by strong growth in renewable generation;
(b)	Advancing Technologies and Electrification - emerging technologies are poised to gain traction and competitiveness, opening pathways for expansion (e.g., H2v, electric mobility, storage);
(c)	Empowering Consumers - free markets, introduction of new services, and expansion of Distributed Generation (DG) are expected to enhance consumer influence;
(d)	Ensuring Energy Security – global mobilization for energy independence, fortifying the electrical grid, and facilitating a seamless transition to renewable energy;
(e)	Enhancing Incentives and Subsidies - redirecting incentives towards new technologies and reassessing subsidies to enhance the efficiency of the electrical grid; and
(f)	Embracing Digital Operations - leveraging digital solutions and innovative technologies to bolster efficiency and operational resilience within the energy sector.

The plan aims to position us as a global frontrunner in generating value through infrastructure and renewable energy, as well as low-emission solutions.  In 2023, we focused on these goals and achieved the following accomplishments, including:

(a)	streamlining our corporate structure;
(b)	lowering operating costs (PMSO);
(c)	asset portfolio management;
(d)	negotiating compulsory loans; and
(e)	assets divestiture and reducing liabilities.

Our new 2024-2028 strategy upholds the four principles outlined in the preceding strategic plan, reaffirming our long-term commitment to a sustainable future - Green Major:

EESG Journey – Economic, Environmental, Social and Governance (“EESG”)

We have been adopting sustainable and innovative practices since our foundation more than 60 years ago, as evidenced by the national and global recognition we have received for our efforts in this regard.  We contribute substantially to making the Brazilian electricity matrix one of the cleanest in the world, with an installed capacity made up of 96% of low-carbon sources.  For 18 years, we have been a signatory to the United Nations Global Compact, the largest global corporate sustainability initiative, where we are ambassadors of important initiatives related to the preservation of the Amazon Forest and promotion of bioeconomy among traditional peoples, the Net Zero Ambition movement and the Global Compact 100% Transparency Movement.  We also lead a human rights working group for the electrical and energetic sector.  As part of our strategy, we have prioritized nine Sustainable Development Goals (“SDGs”) for our 2030 Agenda.  Our commitment has been recognized by the Global Compact Brazil Network.

Since 2009, we have publicized our annual greenhouse gases emissions, following the methodology of the Greenhouse Gas - GHG Protocol.  In 2022, we joined the Brazilian GHG Protocol Program and, since then, we have been awarded the Gold Seal. In 2023, we made a commitment to achieving net-zero greenhouse gas emissions by 2030 through the divestment of our thermal power plants, abatement of Scope 2 emissions with renewable energy certificates, and offsetting of carbon credits from forest restoration.

We invest in increasingly clear and objective communication on topics related to sustainability and structure our Sustainability Framework on four pillars: (i) people, (ii) planet, (iii) prosperity and (iv) governance.  These pillars are based on metrics of stakeholder capitalism led by the World Economic Forum.  In addition to the annual report, which meets the standards of the Global Reporting Initiative (GRI) and the guidelines of the International Integrated Reporting Council (IIRC), we prepare two new documents we published, for the third consecutive year, specific reports based on the materiality of the Sustainability Accounting Standards Board (SASB) and the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

We are one of the founders of the Global Alliance for Sustainable Energy, which brings together the largest global players in sustainable energy, with the objective of promoting sustainability across the supply chain, especially in EESG themes, in the principles of circular economy and in models and solutions aligned with the SDGs of the 2030 Agenda.  We implemented the sustainability channel with the purpose of improving the process of managing stakeholder EESG-related demands.

As a result of our sustainability practices, we have been able to issue green bonds to finance transmission and energy generation projects, including solar and wind power plants, since 2020.  In 2021, we carried out the first operation worth R$185.0 million for transmission lines.  In 2023, we revised our sustainable financing framework, incorporating new categories aligned with our sustainability agenda, including the expansion of renewable energy sources, pollution prevention and control, sustainable environmental management of life, natural resources and land use, adaptation to climate change, accessible basic infrastructure and access to essential services such as education.  In September 2023, we issued debentures designated as “Sustainable Resource Use Debentures” based on this framework, adhering to the regulations outlined in the guidelines of the Green Bond Principles, Social Bond Principles and Sustainability Bond Guidelines, as issued and amended by International Capital Market Association.

We are aware of and are proactive in the face of new sustainability-related challenges.  In 2022, we completed the Sustainability 4.0 program and reassessed our priorities, strategic plan and management of stakeholders’ expectations.  As a result of this effort, we developed the Gaia ESG Action Plan, which comprises 19 strategic and tactical initiatives aimed at addressing key EESG issues, mapped against a market benchmark.  This plan aims to achieve our goal of leading by example in relation to ESG, with a target completion date set for November 2027.

At the end of 2023, we included an independent Human Rights Impacts Assessment in respect of our Paulo Afonso Hydroelectric Plant.  This assessment is the first of its kind in the Brazilian electric utility sector.

Generation

Our principal activity is the generation of electricity.  Net revenues from generation represented 60.3%, 59.4% and 52.0% of our net operating revenues (before eliminations) in the years ended December 31, 2023, 2022 and 2021, respectively.

Pursuant to Law No. 5,899/1973, and Decree No. 4,550/2002, we must transfer all energy contracted by Itaipu to distribution companies in the southern, southeastern and mid-western regions of Brazil.  We acted as an agent for Itaipu, which used to be a pass-through entity.

In accordance with Sistema e Informações de Geração da ANEEL data, we had an installed capacity of 44,654,5 MW as of December 31, 2023 (42,559.4 MW as of December 31, 2022 and 50,515 MW as of December 31, 2021) that represented 22% of the 199,324.6 MW installed in Brazil.  Of this total, 65% comes from projects wholly owned by us, 33% from projects carried out through SPEs (14,597MW) and 2% of ventures in shared ownership.  Since Itaipu was spun-off as a part of our Privatization, our installed capacity has been reduced by 7,000 MW.  Additionally, we have approximately 979 MW in projects planned throughout Brazil by the end of 2025. We entered into feasibility studies for an additional capacity of 6,723 MW, although the studies are not a guarantee of the implementation of projects by us, nor will they be corporate partnerships.  For instance, Angra 3, which is currently under development, is expected to have an installed capacity of 1,405 MW at the start of its commercial operation.  As part of our Privatization process, Eletronuclear’s and Itaipu’s control was transferred to ENBPar and since June 2022, we no longer include Eletronuclear’s installed capacity in the numbers presented above.

The map below shows the geographic location of our generation assets as of December 31, 2023:

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

Nuclear Plants

Until our Privatization, we operated two nuclear plants through our wholly owned subsidiary, Eletronuclear, the Angra 1 Nuclear Plant (“Angra 1”) and the Angra 2 Nuclear Plant (“Angra 2”). Following our Privatization and as of December 31, 2023, Eletronuclear is owned 32.05% by ENBPar and 67.95% by us.  Currently, Eletronuclear is developing the construction project for the third Brazilian nuclear plant, Usina Nuclear de Angra 3 (“Angra 3”).  The main difference between a conventional thermoelectric plant and a nuclear plant is that while a conventional thermoelectric plant uses a boiler to generate the heat necessary to heat the water into steam to turn the blades of a turbine, in a nuclear plant the heating of the water takes place in a nuclear reactor.

Concessions

As of December 31, 2023, we operated under the following concessions/authorizations granted by ANEEL for our generation business. The numbers related to the installed capacity of our operational projects were obtained directly from ANEEL. For the projects under development, we considered the total installed capacity.

			Installed		Began Service or
Concessions/Authorizations	State	Type of Plant	Capacity	End of Concession	Expect to Begin
			(MW)
Operational projects
Chesf
Boa Esperança (Castelo Branco)(12)	Piauí	Hydro	237.30	June 2052	April 1970
Casa Nova II	Bahia	Wind	32.90	May 2049	December 2017
Casa Nova III	Bahia	Wind	28.20	May 2049	February 2018
Casa Nova I A	Bahia	Wind	27.00	June 2054	December 2020
Acauã(11)	Bahia	Wind	6.00	April 2049	November 2019
Angical 2(11)	Bahia	Wind	10.00	April 2049	September 2019
Arapapá(11)	Bahia	Wind	4.00	April 2049	November 2019
Caititu 2(11)	Bahia	Wind	10.00	April 2049	January 2020
Caititu 3(11)	Bahia	Wind	10.00	April 2049	January 2020
Carcará(11)	Bahia	Wind	10.00	April 2049	February 2020
Coqueirinho 2(11)	Bahia	Wind	16.00	May 2049	September 2019
Corrupião 3(11)	Bahia	Wind	10.00	April 2049	February 2020
Papagaio(11)	Bahia	Wind	10.00	May 2049	October 2019
Tamanduá Mirim 2(11)	Bahia	Wind	16.00	June 2049	November 2019
Teiú 2(11)	Bahia	Wind	8.00	April 2049	November 2019
Complexo de Paulo Afonso e Apolônio Sales(12)	Bahia	Hydro	4,279.60	June 2052	January 1955
Curemas	Paraíba	Hydro	3.52	February 2026	January 1957
Funil(12)	Bahia	Hydro	30.00	June 2052	August 1962
Luiz Gonzaga (Itaparica)(12)	Pernambuco	Hydro	1,479.60	June 2052	June 1988
Pedra(12)	Bahia	Hydro	20.01	June 2052	November 1978
Sobradinho(12)	Bahia	Hydro	1,050.30	June 2052	November 1979
Xingó(12)	Sergipe	Hydro	3,162.00	June 2052	December 1994
Eletronorte
Coaracy Nunes(13)	Amapá	Hydro	78.00	June 2052	December 1975
Complexo de Tucuruí(13)	Pará	Hydro	8,535.00	June 2052	December 1984
Curuá-Una(2) (13)	Pará	Hydro	42.80	June 2052	January 1977
Samuel	Rondônia	Hydro	216.75	July 2032	July 1989
Balbina	Amazonas	Hydro	249.75	March 2027	January 1989
Aparecida	Amazonas	Thermal	166.00	July 2030	February 1984
Mauá 3	Amazonas	Thermal	590.75	November 2044	September 2017
Anamã	Amazonas	Thermal	2.17	November 2030	December 2018
Anori	Amazonas	Thermal	4.57	November 2030	December 2018
Caapiranga	Amazonas	Thermal	2.17	November 2030	December 2018
Codajás	Amazonas	Thermal	4.57	November 2030	December 2018
Furnas
Batalha	Minas Gerais	Hydro	52.50	April 2043	May 2014
Corumbá I(14)	Goiás	Hydro	375.00	June 2052	October 1996
Funil(14)	Rio de Janeiro	Hydro	216.00	June 2052	March 1970
Furnas(14)	Minas Gerais	Hydro	1,216.00	June 2052	September 1963
Itumbiara(3) (14)	Goiás/Minas Gerais	Hydro	2,082.00	June 2052	April 1980
Luis Carlos Barreto (Estreito)(14)	SP/Minas Gerais	Hydro	1,050.00	June 2052	March 1969
Manso(6)	Mato Grosso	Hydro	210.00	September 2037	November 2000
Marimbondo(14)	SP/Minas Gerais	Hydro	1,440.00	June 2052	October 1975
Mascarenhas de Moraes(14)	Minas Gerais	Hydro	476.00	June 2052	April 1957
Porto Colômbia(14)	Minas Gerais/SP	Hydro	320.00	June 2052	June 1973
Roberto Silveira (Campos)(4)	Rio de Janeiro	Thermal	25.00	July 2027	December 1968
Santa Cruz(5)	Rio de Janeiro	Thermal	500.00	July 2015	July 1967
Serra da Mesa(6)	Goiás	Hydro	1,275.00	May 2046	April 1998
Simplício	Minas Gerais	Hydro	305.70	December 2043	June 2013
Anta	Rio de Janeiro	Hydro	28.00	December 2043	August 2018
Jaguari(1)	São Paulo	Hydro	27.60	Undetermined	January 1972
CGT Eletrosul
Barra do Rio Chapéu	Santa Catarina	Hydro	15.15	May 2038	February 2013
Capão do Inglês	Rio Grande do Sul	Wind	10.00	May 2049	December 2015
Coxilha Seca	Rio Grande do Sul	Wind	30.00	May 2049	December 2015
Wind Cerro Chato I	Rio Grande do Sul	Wind	30.00	August 2045	January 2012
Wind Cerro Chato II	Rio Grande do Sul	Wind	30.00	August 2045	August 2011
Wind Cerro Chato III	Rio Grande do Sul	Wind	30.00	August 2045	June 2011
Galpões	Rio Grande do Sul	Wind	8.00	May 2049	December 2015
João Borges	Santa Catarina	Hydro	19.00	September 2039	July 2013
Megawatt Solar	Santa Catarina	Solar	0.93	Not applicable	September 2014
Passo São João	Rio Grande do Sul	Hydro	77.00	May 2046	March 2012
São Domingos	Mato Grosso do Sul	Hydro	48.00	August 2039	June 2013
Governador Jayme Canet Junior	Paraná	Hydro	363.14	June 2049	November 2012
Candiota III	Rio Grande do Sul	Thermal	350.00	June 2041	January 2011

			Installed		Began Service or
Concessions/Authorizations	State	Type of Plant	Capacity	End of Concession	Expect to Begin
			(MW)
Operational SPEs
Baguari	Minas Gerais	Hydro	140.00	March 2046	September 2009
Belo Monte	Pará	Hydro	11,233.10	August 2045	April 2016
Caiçara I(7)	Rio Grande do Norte	Wind	27.00	June 2047	December 2015
Caiçara II (7)	Rio Grande do Norte	Wind	18.00	July 2047	December 2015
Cerro Chato IV, V, VI, Ibirapuitã e Trindade	Rio Grande do Sul	Wind	25.20	February 2047	August 2015
Foz de Chapecó	Rio Grande do Sul/Santa Catarina	Hydro	855.00	February 2042	October 2010
Jandaia	Ceará	Wind	27.00	August 2047	May 2020
Jandaia I	Ceará	Wind	24.00	July 2047	May 2020
Jirau	Rondônia	Hydro	3,750.00	December 2045	September 2013
Junco I(7)	Rio Grande do Norte	Wind	24.00	July 2047	December 2015
Junco II(7)	Rio Grande do Norte	Wind	24.00	July 2047	December 2015
Nossa Senhora de Fátima	Ceará	Wind	30.00	August 2047	June 2020
Peixe Angical	Tocantins	Hydro	498.75	May 2042	June 2006
Retiro Baixo	Minas Gerais	Hydro	83.66	March 2047	March 2010
Santa Joana I(8)	Piauí	Wind	28.90	June 2049	January 2016
Santa Joana III(8)	Piauí	Wind	29.60	June 2049	March 2016
Santa Joana IV(8)	Piauí	Wind	28.90	May 2049	January 2016
Santa Joana V(8)	Piauí	Wind	28.90	June 2049	January 2016
Santa Joana VII(8)	Piauí	Wind	27.20	June 2049	January 2016
Santo Augusto IV(8)	Piauí	Wind	28.90	June 2049	February 2016
Santa Joana IX(9)	Piauí	Wind	29.60	March 2049	August 2015
Santa Joana X(9)	Piauí	Wind	29.60	March 2049	July 2015
Santa Joana XI(9)	Piauí	Wind	29.60	March 2049	July 2015
Santa Joana XII(9)	Piauí	Wind	28.90	March 2049	July 2015
Santa Joana XIII(9)	Piauí	Wind	29.60	March 2049	July 2015
Santa Joana XV(9)	Piauí	Wind	28.90	March 2049	July 2015
Santa Joana XVI(9)	Piauí	Wind	28.90	March 2049	July 2015
Santo Antônio	Rondônia	Hydro	3,568.30	October 2047	March 2012
São Clemente	Ceará	Wind	21.00	July 2047	May 2020
São Januário	Ceará	Wind	21.00	July 2047	June 2020
São Manoel	Pará/Mato Grosso	Hydro	735.84	December 2049	December 2017
Serra do Facão	Goiás	Hydro	212.58	November 2040	July 2010
Sinop	Mato Grosso	Hydro	401.88	January 2050	September 2019
Teles Pires	Pará/Mato Grosso	Hydro	1,819.80	January 2047	November 2015
Três Irmãos(10)	SP	Hydro	807.50	September 2044	November 1993
Corporate projects in development
Angra 3	Rio de Janeiro	Nuclear	1,405.00	November 2067	November 2026
Cachoeira Branca	Mato Grosso do Sul	Hydro	1.05	Undefined	December 2021
(1)	Pursuant to Ordinance No. 409, of November 13, 2020, the MME, as of January 1, 2021, designated Furnas as responsible for the Provision of the Electric Power Generation Service through the Jaguari Hydroelectric Power Plant until the assumption of the concessionaire that won the bidding for the Plant.
(2)	ANEEL Ordinance No. 7,010 of May 3, 2018 authorized the expansion of installed power from 30,300 kW to 42,800kW, and extended the concession of the Curuá-Una plant for a 20-year period pursuant to Section 26, paragraph 7, of Law No. 9,427 of 1996 as of the publication of this Ordinance, subject to the start of the commercial operation of generating unit 4 until the termination date of the current concession.
(3)	In 2018, ANEEL authorized the expansion of installed power from 30,300 kW to 42,800 kW and extended the concession for 20 years in accordance with Law No. 9,427/96, subject to unit 4 of the plant becoming operational. In 1965, the Brazilian Government granted the State of Pará a concession to use the hydroelectric power of Cachoeira do Palhão from the Curuá-Una waterway. The following year, the Brazilian Government transferred the concession to Centrais Elétricas do Pará S.A. (“CELPA”). In 1998, ANEEL determined that the concession would expire in 2028. In 2005, CELPA sold the concession to Eletronorte.
(4)	The Roberto Silveira (Campos) Plant is no longer in operation pursuant to ANEEL’s decision No. 708/2019.
(5)	ANEEL was requested to extend the concession according to the legal terms and deadline through the REQ.GCO.P.027.2013 application, of July 5, 2013. The concession remains in force.
(6)	Furnas acquired its partner’s participation of the shared hydroelectric plant through energy purchase contracts, which considers the physical guarantee and the total generation of each hydroelectric plant.
(7)	The shares of the SPEs Caiçara I S.A., Caiçara II S.A., Junco I S.A. and Junco II S.A were merged into Vamcruz I Participações S.A.
(8)	The shares of the SPEs Santa Joana I, III, IV, V, VII and Santo Augusto IV Energias Renováveis S.A. were merged into Chapada do Piauí II Holding S.A.
(9)	The shares of the SPEs Santa Joana IX, X, XI, XII, XIII, XV and XVI Energia Renováveis S.A. were merged into Chapada do Piauí I Holding S.A.
(10)	Tijoá operates Três Irmãos pursuant to a special administration regime (Law No. 12,783/13) since October 2014.
(11)	Merger of the Pindaí Complex with Chesf as of April 2021.

(12)	Such hydraulic plants had their former concession agreement No. 06/2004 replaced by the new concession agreement No. 001/2022. These new concessions were granted as part of our Privatization process in accordance with Law No. 14,182 of July 12, 2021.
(13)	New concession agreement entered into between ANEEL and Eletronorte No. 002/2022 in respect of Tucuruí, Curuá-Una and Coaracy Nunes plants with a 30-year-long term.
(14)	The termination date of the concession for the Corumbá I, Estreito, Funil, Furnas, Marimbondo, P. Colômbia, Itumbiara and Masc. de Moraes plants is June 17, 2052 as established in Annex II of the concession agreement No. 003/2022 entered into between Furnas and ANEEL on June 17, 2022.

Types of Plants

Hydroelectric power plants accounted for 95.0%, 91.0% and 83.0% of our total power generated as of December 31, 2023, 2022 and 2021, respectively.

We also generate electricity through our thermal, nuclear, wind and solar plants.  Thermal plants accounted for 3.5% of our total power generated as of December 31, 2023, compared to 3.2% as of December 31, 2022, and 6.1% as of December 31, 2021.  Nuclear plants accounted for 0% of our total power generated as of December 31, 2023, compared to 4.4% as of December 2022, and 9.2% as of December 31, 2021.  Wind plants accounted for 1.5% of our total power generated as of December 31, 2023, compared to 1.3% as of December 31, 2022, and 1.6% as of December 31, 2021.  Solar plants accounted for less than 1% of all our installed capacity for the years 2023, 2022 and 2021, representing an insignificant percentage of our total power generated.

The following table sets out the total amount of electricity generated in the periods indicated, measured in megawatt-hours by type of plant:

	As of December 31
	2023	2022	2021

	(MWh)
Types of Plants
Hydroelectric(1)	139,649,607.79	148,264,820.20	120,905,435.38
Thermal	5,104,000.07	5,259,825.59	8,893,705.85
Nuclear(2)	—	7,155,224.05	13,461,666.51
Wind	2,191,907.16	2,196,895.32	2,365,186.99
Total	146,945,515.03	162,876,765.16	145,625,994.73
(1)	Excluding electricity generated by the Itaipu plant.
(2)	For the year ended December 31, 2022, we only considered the electricity generated by Eletronuclear until June 31, 2022 as a result of the corporate reorganization following our Privatization.

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

The ONS is solely responsible for determining how much electricity each of our plants should generate per year. As of December 31, 2023, the total installed capacity of our hydroelectric plants was 42,293.5 MW (including our participations in the SPEs referred to above).

The following table sets out information about the 44 hydroelectric plants owned by us and with partners as of December 31, 2023, and for the year then ended:

	Installed Capacity	Assured Energy(1)	Began Service

	(MW)
Hydroelectric plants:
Anta	28.00	15.90	August 2018
Baguari(2)	140.00	81.90	September 2009
Balbina	249.75	125.70	January 1989
Barra do Rio Chapéu	15.15	8.61	February 2013
Batalha	52.50	47.00	May 2014
Belo Monte (3)	11,233.10	4,571.00	April 2016
Boa Esperança (Castelo Branco)	237.30	136.20	April 1970
Coaracy Nunes	78.00	62.60	December 1975
Complexo de Paulo Afonso(4)	4,279.60	1,658.80	January 1955
Corumbá I	375.00	219.50	October 1996
Curemas	3.52	1.00	January 1957
Curuá-Una	42.80	30.40	January 1977
Foz do Chapecó(5)	855.00	408.90	October 2010
Funil	216.00	102.40	March 1970
Funil (Chesf)	30.00	4.80	August 1962
Furnas	1,216.00	625.00	September 1963
Jirau	3,750.00	2,101.50	November 2013
Itumbiara	2,082.00	948.90	April 1980
Jaguari	27.60	12.70	January 1972
João Borges	19.00	10.14	July 2013
Luis Carlos Barreto (Estreito)	1,050.00	497.20	March 1969
Luiz Gonzaga (Itaparica)	1,479.60	727.00	June 1988
Manso (70%)(6)	210.00	83.50	November 2000
Marimbondo	1,440.00	688.70	October 1975
Mascarenhas de Moraes	476.00	299.80	April 1957
Gov. Jayme Canet Jr. (Previously Mauá)(7)	363.14	188.50	November 2012
Passo São João	77.00	39.10	March 2012
Pedra	20.01	1.74	November 1978
Peixe Angical(8)	498.75	266.60	June 2006
Porto Colômbia	320.00	205.40	June 1973
Retiro Baixo(9)	83.66	34.80	March 2010
Samuel	216.75	88.10	July 1989
Santo Antônio(10)	3,568.30	2,313.30	March 2012
São Domingos	48.00	36.40	June 2013
São Manoel(11)	735.84	430.40	December 2017
Serra da Mesa (48.5%)(6)	1,275.00	605.70	April 1998
Serra do Facão(12)	212.58	174.40	July 2010
Simplício	305.70	166.70	June 2013
Sinop(13)	401.88	242.80	September 2019
Sobradinho	1,050.30	457.50	November 1979
Teles Pires(15)	1,819.80	964.20	November 2015
Três Irmãos(14)	807.50	206.70	November 1993
Tucuruí	8,535.00	3,995.50	December 1984
Xingó	3,162.00	1,729.80	December 1994
(1)	Assured energy is the maximum amount per year that each plant is permitted to sell in auctions/supply to the Interconnected Power System, an amount determined by ONS. Any energy produced in excess of assured energy is sold in the Free Market.
(2)	We own 100% of the Baguari plant. Figures in this table refer to the entire capacity/utilization of the plant.
(3)	24 generator units in commercial operation that amount to 11,233.10 MW.
(4)	Complexo de Paulo Afonso has five plants.
(5)	We own 40% of the Foz do Chapecó plant. Figures in this table refer to the entire capacity/utilization of the plant.

(6)	We own 48.46% of the Serra Mesa plant and 70% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.
(7)	We own 49% of the Mauá plant. Figures in this table refer to the entire capacity/utilization of the plant.
(8)	We own 40% of the Peixe Angical plant. Figures in this table refer to the entire capacity/utilization of the plant.
(9)	We own 100% of the Retiro Baixo plant. Figures in this table refer to the entire capacity/utilization of the plant.
(10)	We own 99.74% of the Santo Antônio plant. As of December 31, 2022, the installed operating capacity was 3.568.30 MW.
(11)	We own 33.33% of the São Manoel plant. Figures in this table refer to the entire capacity/utilization of the plant.
(12)	We own 54.01% of the Serra do Facão plant. Figures in this table refer to the entire capacity/utilization of the plant.
(13)	Two generator units in commercial operation that amount to 401.88 MW.
(14)	We own 49.9% of the Três Irmãos plant. Figures in this table refer to the entire capacity/utilization of the plant.
(15)	We own 100% of the Teles Pires plant. Figures in this table refer to the entire capacity/utilization of the plant.

The following table describes the energy generated by the hydroelectric plants owned by us, the assured energy and the actual operational utilization as of December 31, 2023. We have converted the measurement of the assured energy to MWh so that we can compare it against the energy generated.

			Actual Operational
	Assured Energy	Generated Energy(1)	Utilization(4)

	(MWh)		(%)
Hydroelectric plants:
Anta	139,284.00	131,474.61	94%
Baguari(5)	717,444.00	74,855.56	10%
Balbina	1,101,132.00	1,276,971.75	116%
Barra do Rio Chapéu	75,423.60	82,391.66	109%
Batalha	411,720.00	184,541.76	45%
Boa Esperança (Castelo Branco)	1,193,112.00	1,133,473.73	95%
Coaracy Nunes	544,872.00	454,697.28	83%
Complexo de Paulo Afonso	14,531,088.00	10,967,897.67	75%
Corumbá I	1,922,820.00	1,254,916.73	65%
Curemas	8,760.00	-	-%
Curuá-Una	266,304.00	243,844.67	92%
Funil(Furnas)	897,024.00	835,323.19	93%
Funil (Chesf)	42,048.00	30,336.00	72%
Furnas	5,475,000.00	5,216,119.46	95%
Itumbiara	8,312,364.00	4,505,997.77	54%
Jaguari	111,252.00	53,213.17	48%
João Borges	88,826.40	81,734.93	92%
Luis Carlos Barreto (Estreito)	4,355,472.00	4,127,711.00	95%
Luiz Gonzaga (Itaparica)	6,368,520.00	5,081,106.68	80%
Manso (70%)(2)	731,460.00	517,470.23	71%
Marimbondo	6,033,012.00	6,321,870.19	105%
Mascarenhas de Moraes	2,626,248.00	2,511,119.91	96%
Gov. Jayme Canet Jr. (Previously Mauá)(3)	1,651,260.00	2,178,538.69	132%
Passo São João	342,516.00	324,160.37	95%
Pedra	15,242.40	41,596.65	273%
Porto Colômbia	1,799,304.00	1,505,396.54	84%
Retiro Baixo(5)	304,848.00	129,417.12	42%
Samuel	771,756.00	619,652.75	80%
São Domingos	318,864.00	261,018.27	82%
Serra da Mesa(2)	5,305,932.00	3,728,050.12	70%
Simplício	1,460,292.00	1,381,512.06	95%
Sobradinho	4,007,700.00	3,025,434.11	75%
Teles Pires(5)	25,339,176.00	3,715,803.54	15%
Tucuruí	35,000,580.00	28,430,727.98	81%
Xingó	15,153,424.00	12,442,463.04	82%
Total	121,062,236.40	98,950,762.97	82%

(1)	Excluding (i) Itaipu, which is owned equally by Brazil and Paraguay; and (ii) any energy generated through our participation in SPEs.
(2)	We own 48.46% of the Serra Mesa plant and 70% of the Manso plant. Figures in this table refer to the entire capacity/utilization of the plant.
(3)	We own 49% of the Mauá plant. Figures in this table refer to the entire capacity/utilization of the plant.
(4)	The hydroelectric plants with utilization above 100% relates to favorable hydrological conditions and the determination of the dispatch by the ONS. For the ones with utilization percentages below 50%, it relates to power plants that were in maintenance.
(5)	We own 100% of the Baguari, Retiro Baixo and Teles Pires plants. Figures in this table refer to the entire capacity/utilization of the plant.

Our largest hydroelectric plant is Tucuruí and Eletronorte holds a concession through 2052. For information about the end of our concessions for all of our hydroelectric power plants operated by Chesf, Eletronorte and Furnas, see “Item 4. Information on the Company – B. Business Overview–Concessions.”

Hydroelectric utilities in Brazil are required to pay a royalty fee of 6.7% of the power generated to the Brazilian states and municipalities in which a plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources.  Fees are established independently by each state and/or municipality as applicable and are based on the amount of energy generated by each utility and are paid directly to the states and municipalities.  Fees for the states and municipalities in which we operate were R$716.2 million for the year ended December 31, 2023, R$637.0 million for the year ended December 31, 2022 and R$474.0 million for the year ended on December 31, 2021.  These fees are included as operating costs in our Consolidated Financial Statements.

Thermal Plants

As of December 31, 2023, we owned and operated 5 thermal plants.  Thermal plants include coal and gas power generation units.  The total installed capacity of our thermal plants was 1,632 MW as of December 31, 2023, compared to 1,482 MW as of December 31, 2022 and 1,505 MW as of December 31, 2021.

The following table sets out information regarding our thermal plants as of December 31, 2023:

			Actual Operational
	Assured Energy	Generated Energy(1)	Utilization

	(MWh)		(%)
Aparecida	1,341,000.00	687,953.16	52%
Candiota III - Phase C	2,298,624.00	1,637,513.70	71%
Mauá 3	4,444,824.00	2,571,610.04	58%
Roberto Silveira (Campos)(2)	183,084.00	—	—
Santa Cruz(3)	3,514,512.40	138,970.27	4%
Total	11,755,044.00	5,036,047.16	43%
(1)	Generated Energy does not include energy generated through our participation in SPEs or isolated systems.
(2)	TPP Roberto Silveira (Campos) is not in commercial operation.
(3)	The concessionaire has requested that ANEEL extend the concession. The conditions of this concession remain in force.

Each of our thermal plants operates on coal, gas or oil.  The fuel for the thermal plants is delivered by road, rail, pipeline or waterway, depending on the location of the relevant plant.

We try to operate our thermal plants at a consistent, optimal level in order to provide a constant source of electricity production.  Our thermal plants are significantly less efficient and have significantly shorter useful lives than our hydroelectric plants.  We incurred gross expenditure for fuel purchased for energy production of R$2.0 billion as of December 31, 2023, compared to R$2.1 billion as of December 31, 2022, and R$1.9 billion as of December 31, 2021, which were reimbursed to us from the CCC Account in accordance with Law No. 12,111/09.

In July 2023, in line with the 2023-2027 Strategic Plan, we started to structure the process for the sale of our gas-fired thermal power plants. In September 2023, we signed an agreement to sell the Candiota thermoelectric complex, our group’s only coal asset, to Âmbar Energia S.A. for R$72.0 million (equity value). On January 2, 2024, the transaction was completed, reinforcing our commitment to optimize our portfolio, follow capital discipline, and simplify our structure.

The following tables set forth information relating to the price paid and amount of fuel purchased for use in our thermal plants in the periods indicated:

	Year ended December 31
	2023	2022	2021

	(R$thousands)
Type of fuel
Coal	192,183	168,389	168,286
Light oil	3,193	3,247	2,263
Crude Oil	11,420	8,348	5,979
Gas	1,906,689	1,984,121	2,801,837
Others (tons)	41,777	296,556	524,464
Total	2,155,262	2,460,661	3,502,829

	Year ended December 31
	2023	2022	2021
Type of fuel
Coal (tons)	1,820,399	1,868,814	2,132,788
Light oil (liters)	592,813	586,982	614,857
Crude Oil (tons)	1,990	1,767	2,406
Gas (m3)	944,509,936	1,003,490,100	1,723,188,899
Others (tons)	48,327	63,930	101,466

Nuclear Plants

Nuclear power plants represent approximately 0.9% of the total installed electricity generation capacity in Brazil as of December 31, 2023.  Pursuant to the Brazilian Constitution, the ownership and operation of nuclear power plants must remain a monopoly of the Brazilian state.  Until our Privatization, Eletronuclear was our wholly owned subsidiary.  As of December 31, 2023, we own 35.90% of the voting capital and 67.95% of the total share capital of Eletronuclear.  The remaining shares are owned by ENBPar, which is directly controlled by the Brazilian Government.  See “Item 4. Information on the Company—A. History and Development—Privatization” for further information.

Eletronuclear has two operating nuclear power plants, Angra 1, with an installed capacity of 657 MW and Angra 2, with an installed capacity of 1350 MW. As of December 31, 2023, in line with industry standards, Angra 1 operated at 78.38% capacity and Angra 2 operated at 77.55% capacity.  The following table sets out further information regarding our Angra 1 and Angra 2 nuclear plants as of December 31, 2023:

	Installed Capacity	Generated Energy(1)	Assured Energy(2)	Began Service(3)

		(MWh)
Nuclear plant:
Angra 1	657	4,782,074.022	4,466,128.322	January, 1985
Angra 2	1,350	9,735,538.048	10,553,522.40	September, 2000
Total	2,007	14,517,612.070	15,019,650.72

Gross Generated Energy.

1.	For our nuclear plants, assured energy is defined by the MME.
2.	Commercial operation in: Angra 1 – January 1985 and Angra 2 – September 2000.

As of December 31, 2023, the decommissioning cost (at present value) of Angra 1 and Angra 2, was estimated at R$1.7 billion and R$1.2 billion, respectively. Eletronuclear makes monthly provisions for the estimated present values of the decommissioning costs related to Angra 1 and Angra 2 to be paid to a federal fund managed by Banco do Brasil.  Eletronuclear estimates the economic useful life of these plants to be 40 years.  However, there are studies to extend the useful life of Angra 1.  The plant has a 40-year operating license, which expires in 2024.  In October 2019, Eletronuclear filed a license renewal request for Angra 1 until 2044 with CNEN, and we expect the license to be renewed in December 2024.  The amount of this provision is supported by a new Decommissioning Cost Estimate (“DCE”) that was developed and approved by Eletronuclear and later applied to the National Safety Authority in January 2024.  The DCE is included in the last version of preliminary decommissioning plan.

The annual revenues of Eletronuclear are established by ANEEL. In 2023, the annual revenue established by ANEEL was approximately R$4.8 billion. ANEEL has also established incentive targets to help align Eletronuclear’s operations with Brazilian market expectation.  As the overall performance by Angra 1 and 2 were below the targets defined by ANEEL during 2023, the incentive target resulted in an amount of R$179.2 million to be refunded in 2024 in 10 installments.

Eletronuclear started construction of Angra 3 during the second half of 2009, which is estimated to have a generation capacity of 1,405 MW.  Construction stopped in 2015 and Eletronuclear estimated that the resumption of the project with sustainable conditions required a further investment of R$20.0 billion according to Eletronuclear’s last approved budget in January 2023.  Eletronuclear currently estimates that Angra 3 could commence operations by June 2029, according to the last Commercial Operation Date (“COD”) approved by Eletronuclear in January 2023.  The final budget, tariff (initially in the amount of R$480 per MWh with a reference date of July 2018) and the schedule/COD are still being defined by BNDES, which final approval is expected to happen in the second quarter of 2024.

Since our Privatization, we account for Eletronuclear based on the equity method. Eletronuclear has recorded impairments in respect of Angra 3.  As of December 31, 2021, the amount of impairment, accumulated and recognized on our balance sheet, was of R$4.5 billion.  However, without the formal definition of the energy tariff approved by the legislature, there was no change in the provisions for impairment in 2023.  As of February 2024, BNDES is finalizing the drafts of the Request for Proposal (RPF) and the Engineering, Procurement and Construction (EPC) contracts for completion of the power plant.  For further information, see notes 21 and 23 to our Consolidated Financial Statements and “Item 3.D Key Information—Risk Factors—Risks Relating to our Financial Condition—We may incur substantial financial liabilities until we complete the construction of the Angra 3 nuclear power plant.”

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

In 2022, we experienced a strike from January 17 to February 9, 2022. Following a period of suspension, the strike was resumed on February 25, 2022.  The strike was again suspended March 9, 2022.  In 2023, we did not experience any strikes.

The 2022 strike was related to various issues, such as health care benefits, the 2018 and 2021 profit sharing programs (PLR), travelling per diems, and overtime in remote working, and disagreements on issues involving with certain aspects of our Privatization.  There are suits filed with the Superior Labor Court (TST) that are still pending trial, in order to resolve the controversies related to the strikes under applicable labor legislation and our collective bargaining agreements (Acordos Coletivos de Trabalho).  None of the strikes in 2021 or 2022, had a material economic or operational impact on us.

We cannot ensure that future strikes will not affect our operations.  Historically, strikes, work stoppages, or other forms of labor unrest at our company, our subsidiaries or SPEs and our major suppliers and contractors have not materially harmed the results of our operations, financial conditions, nor our ability to achieve our long-term objectives.

Sales of Electricity Generated

We sold R$26.6 billion of electricity in the year ended December 31, 2023, compared to R$23.9 billion of electricity in the year ended December 31, 2022, and R$21.1 billion of electricity in the year ended December 31, 2021.  These sales were made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers.

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

	Year Ended December 31
	2023		2022		2021
	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)
Supply(1)(2)	69.386.500	17.030.455	55,586,428	14,104,623	58,676,767	11,836,975
Provision(2)	18.344.205	3.853.830	18,797,503	3,925,510	18,136,906	3,334,527
CCEE		1.680.285	—	1,159,158	—	3,090,100
Operating and maintenance revenues	46.116.397	4.052.072	65,384,377	4,676,630	65,384,377	4,220,474
Plants’ construction revenues	—	—	—	7,324	—	82,205
Return rate updates - Generation	—	—	—	—	—	—
Itaipu on lending	—	—	—	287,610	—	65,831
(1)	For purposes of this table, we did not account for Eletronuclear for 2022 and 2023.
(2)	Includes the SPEs under our control. SAESA started to be consolidated starting in September 30, 2022; Teles Pires and Baguari - started to be consolidated starting in October 2023; Retiro Baixo - started to be consolidated starting in November 2023.

As set out in the footnotes to the table above, the amounts presented for 2022 and 2023 do not include Eletronuclear.  For comparative terms, in 2021 Eletronuclear represented a revenue of R$3.4 billion, having sold 13,776,852 MWh of energy accounted for in the supply line.

Likewise, SAESA started to be consolidated since September 30, 2022, representing additional revenue for 2022 of R$2.4 billion in the supply line, having sold 11,445,214 MWh of energy accounted for, and an additional revenue of R$66.0 million in the provision line, representing 231,966 MWh of energy sold.  In 2023, SAESA represented an additional revenue of R$4.6 billion in supply line, having sold 21,075,781 MWh of energy accounted for, and an additional revenue of R$327.4 million, representing 1,065,454 MWh of energy sold in the provision line.

We started to consolidate the financial results of the following SPEs starting in the fourth quarter of 2023, with: (i) SPE Teles Pires representing additional revenue of R$235.0 million, having sold 2,002,302 MWh of energy accounted for in the supply line; (ii) SPE Baguari representing additional revenue of R$47.2 million, having sold 176,463 MWh of energy accounted for in the supply line; and (iii) SPE Retiro Baixo representing additional revenue of R$14.4 million, having sold 53,605 MWh of energy accounted for in the supply line.

In 2021, we imported energy from Uruguay due to unfavorable hydrological conditions in Brazil, representing an increase of R$1.7 billion in 2021.  In 2022, there was a reduction in the volume of imported energy, due to the higher volume of rain in Brazil, representing a reduction of R$1.9 billion in 2022. Whilst, in 2023, we did not import any energy.

With respect to supply contracts, the amount that we receive from each sale is determined based on a “capacity charge” and “energy charge” (or sometimes both).  A capacity charge is based on a guaranteed capacity amount specified in MW and is charged without regard to the amount of electricity actually delivered.  In contrast, an energy charge is based on the amount of electricity used by the recipient (expressed in MWh). Some of our sales of electricity (through our subsidiaries Chesf and Eletronorte) to final consumers, especially to industrial customers, are billed based on both a capacity charge and an energy charge.  With respect to auction sales, invitations to participate in auctions are prepared by ANEEL and, in the event that we are successful, we enter into sale and purchase contracts with the relevant distribution company for an amount of electricity that is proportionate to such company’s estimated demand over the contract period.

Seasonality

“Seasonality” in the energy sector relates to electricity trading contracts and the physical guarantee of power plants.  Purchase and sale contracts for electricity can have a predefined seasonality or a consistent monthly amount (flat seasonality).  In the free contracting environment, this is a negotiable provision when entering into the contract, however, flat seasonality model is more commonly adopted in the market.  In the regulated contracting environment, specific clauses in the commercialization contracts with distributors provide for bilateral agreements or seasonality based on the load profile declared by the buyer at the end of each year and consolidated by EPE, within maximum and minimum limits ranging between 85% and 115% of the annual average of the contracted energy amount.

Seasonality of the physical guarantee of hydroelectric plants participating in the Energy Reallocation Mechanism, for energy allocation purposes and regulated by ANEEL Normative Resolution No. 1034/2022, must be reviewed annually in December for the following year.  Two options are available for the MRE:

(a)	monthly disclosure of physical guaranteed values within a range between 80% and 120% of the average generation profile of the MRE in the five years preceding the seasonality of the physical guarantee; or
(b)	no disclosure and seasonality according to the average profile of those who make the disclosure, as per item (a) above.

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

In order to be compatible with the methodology applied by the MME, the direct current transmission lines extension was considered by pole instead of by section from the fourth quarter of 2020.  In accordance with this new methodology, we own 66,539.17 km of transmission lines as of December 31, 2023, compared to 66,939 km of transmission lines as of December 31, 2022 and compared to 66,939 km of transmission as of December 31, 2021.  Including subsidiaries, we owned approximately 73,788.63 km in operation as of December 31, 2023, 73,887 km in operation as of December 31, 2022, and 74,087 km in operation as of December 31, 2021.

Total transmission lines in 2023 included 10,171.55 corporate km (fully owned by us), and not renewed pursuant to Law No. 12,783/2013; 56,367.62 corporate km under the O&M Regime, renewed pursuant to Law No. 12,783/2013; and 7,249.47 km corresponding to the proportion of our stake in SPEs.

Total transmission lines in 2022 included 10,308 km corporate (fully owned by us), and not renewed pursuant to Law No. 12,783/2013; 56,631 corporate km under the O&M Regime, renewed pursuant to Law No. 12,783/2013; and 6,949 km corresponding to the proportion of our stake in SPEs.

Total transmission lines in 2021 included 9,408.29 km corporate (fully owned by us), and not renewed pursuant to Law No. 12,783/2013; 57,148.77 corporate km under the O&M Regime, renewed pursuant to Law No. 12,783/2013; and 7,530.21 km corresponding to the proportion of our stake in SPEs.  For further information, see “—Lending and Financing Activities—Equity Participation.”

The following map shows the Brazilian transmission system, as of December 31, 2023:

As of December 31, 2023, the total length of our transmission lines, by subsidiary, were:

	Total	Voltage
	length	Levels
	(km)	(kV)
Furnas	25,991.79	25 - 765
Chesf	23,853.69	69 - 500
CGT Eletrosul	11,967.69	34.5 - 525
Eletronorte	11,975.47	35 - 500

As of December 31, 2023, the total length of our transmission lines, by subsidiary and by voltage level, excluding partnerships, were:

								Total
		±600 kV	525/500				25 - 132	Length
	765 kV	(DC)(1)	kV	345 kV	230 kV	138 kV	kV	(km)
Company:
Chesf			5,692.11		15,693.51	462.40	194.88	22,042.90
Eletronorte			3,247.17		7,117.65	440.26	116.10	10,921.18
CGT Eletrosul			4,609.90		6,161.69	1,102.50	89.00	11,963.09
Furnas	2,698.00	3,224.00	4,893.30	6,437.60	2,439.30	1,754.80	165.00	21,612.00
Total	2,698.00	3,224.00	18,442.48	6,437.60	31,412.15	3,759.96	564.98	66,539.17
(1)	DC means “direct current.”

As of December 31, 2023, our transmission system consisted of approximately 69,225.61 km of transmission lines with voltage levels equal to 230 kV or higher, including partnerships, corresponding to approximately 37.49% of the total transmission in the Main Grid.  The following table presents this percentage by voltage level:

			±600 kV	525/500
	±800 kV	765 kV	(DC)(1)	kV	400 kV	345 kV	230 kV	Total
Entity:
Eletrobras	22.71%	100.00%	43.73%	28.56%	0.00%	59.23%	45.37%	37.49%
Other Companies	77.29%	0.00%	56.27%	71.44%	100.00%	40.77%	54.63%	62.51%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	DC means “direct current.”

Losses of electricity in our transmission system were, for the year ended December 31, 2023, approximately 0.50% of all electricity transmitted in the system.  For the years ended December 31, of 2022 and 2021, the losses were approximately 0.53% and 0.81%, respectively.

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

The amount of our RAP was R$17.66 billion as of December 31, 2023, compared to R$13.89 billion as of December 31, 2022. This increase of approximately 30% in revenue was mainly due to (i) the reprofiling of the RBSE RAP financial component in 2020, in accordance with ANEEL Portaria No. 120/2016; (ii) additional revenue related to the annual inflation adjustment applied to our contracts using the IPCA or IGPM indexes, depending on the concession contract; (iii) additional RAP due to the transfer of transmission concessions to us and our subsidiaries through incorporations of the concession agreements in the amount of R$16.6 million (to Furnas) and R$156.7 million (CGT Eletrosul), respectively; and (iv) an increase in RAP related to new investments in reinforcements and improvements that entered commercial operation during the previous tariff cycle.

ANEEL conducts a periodic review of the RAP every four to five years, depending on the contract, adjusting it upwards or downwards, considering factors such as efficiency and affordability of tariffs.

In February 2022, ANEEL released, through Technical Note No. 13/2022 - SGT/ANEEL, the rectification of the results of the 2018 periodic reviews of the RAP of the transmission concessionaires extended under Law No. 12,783, of October 24, 2013, as amended (“Law No. 12,783/2013”). We expected the financial differences arising from the rectification, related to the tariff cycles 2021/2022 and 2022/2023, to be considered in the form of an adjustment tranche in the cycle 2023/2024 but that did not occur. In April 2023, ANEEL issued Technical Note No. 85/2023-SGT/ANEEL which presented a technical analysis of the calculations presented in Technical Note No. 085/2022-SGT/ANEEL and Circular Letter No. 23/2022-SGT/ANEEL. However, this analysis did not have any immediate practical effects, and any developments related to the RBSE issue are pending a decision by ANEEL.

The annual adjustment of the transmission revenue for the 2023/2024 cycle did not consider the effects of the 2023 periodic review of the RAP of the extended concession contracts under Law No. 12,783/2013. This was due to the fact that ANEEL, pursuant to Dispatch No. 402/2023, decided to postpone the entire scope of its 2023 review of the RAP of the extended transmission concessionaires until 2024, as well as partially postponing the 2023 periodic review of the RAP of the bid-winning transmission companies in respect of reinforcements and improvements with retroactive effect.

In addition, following ANEEL’s approval of the result of the 2018 periodic review of the RAP, ABIAPE (Associação Brasileira dos Investidores em Autoprodução de Energia), ABRACE (Associação Brasileira de Cultura e Educação) and ESBR (Energia Sustentável do Brasil) filed a request for reconsideration with respect to the calculation of the RAP associated with the financial component of the RBSE, which has been under discussion since then.

Net revenues from transmission represented 41.0% of total net revenues before eliminations among our segments for the year ended December 31, 2023, compared to 41.1% for the same period in 2022.

In addition to operating and maintaining its transmission system, in accordance with the standards of performance and quality required by ANEEL, we have actively participated in the expansion of the transmission system, through concessions conducted by ANEEL, through corporate ventures or partnerships. In 2023, we invested R$4.1 billion in transmission activities, of which R$214.0 million was invested in the implantation and expansion of our facilities, R$606.0 million was invested through partnerships with special purpose entities and R$3.3 billion was invested in maintenance, reinforcement and improvements.

On June 30, 2023, through our subsidiary Furnas, we acquired lot 4 in the Auction Transmission No. 01/2023 held by ANEEL, with an RAP of R$68.7 million and capital expenditure of R$786.6 million. On March 28, 2024, through our subsidiary Eletronorte, we acquired lots 1, 3, 5, and 9 in the Auction Transmission No. 01/2024 held by ANEEL, with respective RAPs of R$162.4 million, R$114.5 million, R$302.0 million and R$11.6 million, respectively, and respective capital expenditure of R$1.8 billion, R$983.4 million, R$2.6 billion, and R$190.6 million, respectively. The lots acquired in both auctions will have a concession period of 30 years, including licensing, construction, and operation.

Lending and Financing Activities

Loans Made by Us

Brazilian law allows us to only lend to our subsidiaries.  Historically, Brazilian law allowed us to act as lender to our subsidiaries and to public energy utilities under our control.  While certain of these companies are no longer subsidiaries nor in our group, the majority of our loans are to related parties.  Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of our operations because most companies in the industry were state-owned, allowing us to engage in lending activities to them.  However, as the result of privatization, the number of companies to whom we may lend has diminished and lending is no longer a significant aspect of our business.  The total amounts we recorded on our balance sheet are R$0.6 billion as of December 31, 2023, R$1.0 billion as of December 31, 2022, and R$5.8 billion as of December 31, 2021.

Sources of Funds

We obtain funding for our lending activities from loans from financial institutions and offerings in the capital markets of securities issued in the international and domestic market (debentures and commercial notes).  As of December 31, 2023, our consolidated long-term debt exclusively associated with financings, loans and debentures was R$60.8 billion.  As of December 31, 2022, our consolidated long-term debt exclusively associated with financings, loans and debentures was R$51.6 billion compared to R$35.8 billion as of December 31, 2021.

In August 2023, Furnas launched its first issuance of commercial notes in Brazil in the amount of R$3.5 billion, split between five series, as per the “Termo da Primeira Emissão de Notas Comerciais Escriturais, com garantia fidejussória, em 5 (cinco) séries, para distribuição pública pelo rito de Registro Automático de Distribuição, de Furnas Centrais Elétricas S.A.”.  The principal amount, interest, and amortization schedule for each series were as follows:

		Principal Amount
Series		(in R$Billion)	Interest Rate	~~%~~	Maturity
Série 1	R$	0.5	CDI + 1.65		2 years (bullet)
Série 2	R$	0.5	CDI + 2.12		3 years (bullet)
Série 3	R$	1.0	CDI + 2.12		3 and 4 years (bullet)
Série 4	R$	0.5	CDI + 2.20		4 years (bullet)
Série 5	R$	1.0	CDI + 2.20		3, 4 and 5 years (bullet)

Our subsidiary, CGT Eletrosul, carried out two fundraisings in 2023: (i) a bank loan amounting to R$219.2 million with a two-year maturity period; and (ii) its fourth issuance of debentures in September 2023 for an amount of R$250.0 million, with a CDI + 2.20% interest rate, bullet repayment and a five-year maturity period.

In September 2023, we launched our fourth debenture issuance, comprising two series totaling R$7 billion, through the “Instrumento Particular de Escritura da 4ª (Quarta) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em 2 (duas) Séries, para Distribuição Pública, em Rito Automático de Distribuição, das Centrais Elétricas Brasileiras S.A. – Eletrobras” The principal amount, interest, and amortization schedule for each series are as follows:

Series		Value (in R$Billion)	Interest Rate	%	Maturity
Série 1	R$	4	IPCA + 6.317		8 years (bullet)
Série 2	R$	3	CDI + 1.55		5 years (bullet)

Material Financial Agreements

Eletrobras as Debtor

In the years ended December 31, 2023, 2022 and 2021, we secured funding through local loans and financing from private financial institutions and debentures and commercial note issuances in the local market.  Below is a list of our material indebtedness:

●	Bonds issued in 2020 (with maturities in 2025 and 2030);
●	Commercial notes and debentures issued by us and our subsidiaries;
●	Loans from BNDES (direct and pass-through); and
●	Loans originally from Petrobras and Vibra Energia due to the privatization of our former distribution subsidiaries, a significant portion of which has been assigned to credit rights investment funds.

The above financial agreements represent 81.4% of the debt raised by us.  As of December 31, 2023, our aggregate debt was R$60.8 billion (R$59.1 billion as of December 31, 2022 and R$44.0 billion as of December 31, 2021).

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

Private Debt Assumption Instruments – Petrobras: The obligations arising from the Private Debt Assumption Instruments may be declared due and payable in advance, in the following cases, among others:

●	succession of the debtor, or any type of corporate reorganization that results in a change in the debtor’s shareholding control, without the prior consent of the creditors, except when resulting from a privatization process as a result of a law initiated by the Executive Power, provided that such law does not affect the liquidity of any guarantees offered in the Private Debt Assumption Instruments or in any other document; and
●	failure, by the debtor (1) to maintain the ratio obtained by dividing Net Debt by Adjusted EBITDA below (a) 4.0x in fiscal year 2019; and (b) 3.75x times from the 2020 fiscal year.

Our obligations described herein are included in the contracts assigned to the credit rights investment funds.

Second Debentures Issuance due 2029: The obligations under the Indenture for our 2nd Issuance of Debentures may be declared due in advance in the following cases, among others:

●	(a) change in the direct or indirect shareholding control of our relevant subsidiaries (as detailed in the indenture); (b) occurrence of corporate restructurings involving us or our relevant subsidiaries, unless the corporate restructuring occurs within the Issuer’s economic group and provided that it does not result in the segregation of our relevant subsidiaries (as detailed in the indenture); (c) disposal of goods and assets, including equity interests, by us and/or our relevant subsidiaries, with individual or aggregate value detailed in the indenture and subject to certain exceptions; (d) redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends in advance, income in the form of interest on equity or any other payments by us to our shareholders, in any capacity, in case we are in default with any of our obligations established in the indenture, except, however, the payment of the mandatory minimum dividend provided for in our bylaws and the portion of the net income allocated to the Special Reserve of Retained Dividends provided for in paragraphs 3, 4 and 5 of article 202 of the Brazilian Corporate Law. In addition, in the event of a Risk Change Event (as defined in the indenture) as a result of a change in control, we will be obliged to make an offer to acquire the debentures for an amount equivalent to the unit face value of the debentures or updated unit face value of the debentures, as applicable, plus applicable interest due up to the date of acquisition (all as defined in the indenture); and
●	our failure to maintain the index obtained by dividing the Net Debt by the Adjusted EBITDA of less than (a) 4.0x in fiscal year 2019; and (b) 3.75x from the 2020 fiscal year, under the indenture.

Third Debentures Issuance due 2031: The obligations under the Indenture for our 3rd Issuance of Debentures may be declared due in advance in the following cases, among others:

●	same as described in item (a) of the 2nd Issuance of Debentures above;
●	our failure to maintain the index obtained by dividing the Net Debt by the Adjusted EBITDA of less than 3.75x at the end of each fiscal year, the first calculation being based on the year ended December 31, 2021, under the indenture.

Fourth Debentures Issuance due 2031: The obligations under the Indenture for our 4th Issuance of Debentures may be declared due in advance in the following cases, among others:

●	similar to those described in item (a) of the 2nd Issuance of Debentures, save for certain discrepancies in values and thresholds; and
●	our failure to maintain a Net Debt ratio to the Adjusted EBITDA of less than 3.75x at the end of each fiscal year, the first calculation being based on the year ended December 31, 2023, pursuant to the terms of the indenture.

We monitor compliance with all financial covenants described above and, as of December 31, 2023 and the date of this annual report, we are in compliance with all our obligations under our loans, financings and debentures.

Fifth Debentures Issuance due 2029 and 2031: On March 27, 2024, we approved our 5th debenture issuance, compromising two series, totaling R$3.5 billion.  The first series is due 2029 and has an interest rate of CDI + 0.85% p.a. and the second series is due 2031 and has an interest rate of CDI + 1.0% p.a.

Additionally, on March 27, 2024, we also approved the issuance of debentures of three subsidiaries, namely: (i) fifth debenture issuance of Eletronorte, compromising a single series, totaling R$1.0 billion, due in 2031 and with interest rate of IPCA + 5.7% p.a. or NTN -B30 + 20 basis points, whichever is higher; (ii) fifth debenture issuance of CTG Eletrosul, compromising a single series, totaling R$500.0 million, due in 2031 and with interest rate of IPCA + 5.7% p.a. or NTN -B30 + 20 basis points, whichever is higher; and (iii) second debenture issuance of Chesf, compromising a single series, totaling R$1.0 billion, due in 2029 and with interest rate of CDI + 0.85% p.a.  These three issuances will also be subject to public distribution and exclusively intended for professional investors.  We will act as guarantor and principal payer, being responsible for the compliance with all obligations undertaken by our subsidiaries.  The quantity of debentures originally offered may be increased by up to 25%, based on the results of the bookbuilding process.

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

In March 2021, 1,954 preferred shares of CTEEP were sold as a result of a court order. Also in that month, SPEs Complexos Pindaí – Pindaí I (Angical 2, Acauã, Arapapá, Caititú 2, Caititú 3, Carcará, Corrupião 3 and Teiú 2), Pindaí II (Coqueirinho 2 and Papagaio) and Pindaí III (Tamanduá Mirim 2) merged into Chesf with Chesf retaining its 100% ownership interest in these SPEs.

In May 2021, a sale of 154,422 preferred shares and 36,980 common shares of CTEEP reduced our equity interest from 35.10% to 35.08%.

In May 2021, Camargo Corrêa transferred their shares (28,546,844) in Serra do Facão Energia S.A. to Furnas (83.06%) and DME Energética S.A. (16.94%). Furnas ended up with 43.02% of Serra do Facão Energia S.A. shares.

In June 2021, CGT Eletrosul acquired 49% of CEEE-T’s stake in FOTE for R$83.0 million.

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

In March 2022, our SPE Inambari Geração de Energia S. A. was dissolved, we sold our stake of 12,306 preferred shares in our affiliate CTEEP due to a court order in the context of legal proceedings in which such shares were offered as collateral, thus the corporate reorganization of our affiliate CESP was completed. Following this corporate reorganization, CESP’s name was changed to Auren Energia and its preferred shares were converted into common shares. As of December 31, 2022, we held 1.03% of Auren Energia’s common shares.

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

Furnas paid in 5,494,950,237 common shares previously subscribed in May 2022, in the amount of R$682.0 million because of the exercise of the preemptive right as part of MESA’s capital increase, plus it subscribed an additional 7,267,560,939 common shares issued by MESA, paying in a total of R$901.0 million.  As a result of the payment for the shares, Furnas’ stake in MESA increased from 43.05% to 72.36% and as result Furnas became the controlling shareholder of MESA and, indirectly SAESA, in July 2022 after the shareholders’ agreement was terminated.  This transaction contributed to an increase of 1,045.5 MW in our installed capacity.

In August 2022, we transferred our 15% stake in SPE Norte Energia to Eletronorte and our stake in our affiliate Energisa was diluted from 2.31% to 2.06% as a result of Energisa’s capital increase. Also as part of its capital increase process, Energisa issued 44,851,040 common shares and 179,404,160 preferred shares, equivalent to 44,851,040 Units, as well as 449,401 subscription warrants were exercised. Additionally, SPE Construtora Integração Ltda. was dissolved.

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

In October 2022, we sold all our shares held in our affiliate Celpe, representing a 1.56% stake in the amount of R$49.0 million, and Eletronorte sold its 49% stake in the SPE Amapari Eneva S.A. for R$17.8 million.

In December 2022, we transferred 3,067,035 common shares and 87,639 preferred shares representing a 32.74% stake in our affiliate CEEE-G, by appointment of Companhia Siderúrgica Nacional (“CSN”) to Companhia Florestal do Brasil – CFB, a CSN subsidiary, for R$367.0 million as part of the payment negotiated in a court agreement entered into by the parties to the compulsory loans.

In January 2023, at our 185th Extraordinary Shareholders Meeting, our shareholders approved the merger of the shares of the following subsidiaries: (i) Chesf; (ii) CGT Eletrosul; (iii) Furnas; and (iv) Eletronorte.  As a result of these transactions, all of these subsidiaries became wholly-owned by us.

In March 2023, Furnas entered into an agreement to acquire a further 22.9% stake in MESA for R$168.4 million, which will result in Furnas holding 95.2% of the share capital in MESA and, in turn, the same percentage indirectly in SAESA.

In March 2023, CGT Eletrosul acquired a 22% stake in the Livramento special purpose entity from Brasil Energia Renovável-Fundo de Investimento em Participações Multiestratégia (“BER-FIP”), resulting in its 100% ownership of the Company.

In June 2023, in an intra-group operation, Chesf transferred its 24.5% stake in EAPSA to Eletronorte, resulting in Eletronorte holding a 49% stake in EAPSA.

In July 2023, Furnas terminated the operations of the wind power generation SPE Ventos de Angelim S.A.

In July 2023, we divested our entire shareholdings in Energisa Sul-Sudeste - Distribuidora de Energia S.A. (Energisa S-SE) (9 shares) and Energisa Mato Grosso - Distribuidora de Energia S.A. (Energisa-MT) (400,000 shares) to Rede Energia Participações S.A. and Energisa S.A., respectively, for a total value of R$7.0 million.

At the end of July 2023, a shareholders’ meeting was held for the constitution of the Nova Era Janapu Transmitter SPE S.A., registered under CNPJ No. 51.762.902/0001-04, in which Furnas holds a 100% stake. The special purpose entity was created as a result of winning Lot 4 in the transmission auction No. 1/2023, held by ANEEL in the previous month.

In August 2023, after meeting all necessary conditions to conclude the sale of 100% of Livramento Holding S.A. and its four inactive SPEs (Eólica Cerro Chato IV S.A., Eólica Cerro Chato V S.A., Eólica Cerro Chato VI S.A., and Eólica Cerro dos Trindade S.A.), CGT Eletrosul completed the sale of assets to Arthur Moura Engenharia, retaining only the wind power SPE, Ibirapuitã S.A. in its portfolio.

Between May and August 2023, as part of our divestment strategy, we sold 12,873,842 common shares of AES Brasil in the market for R$154.3 million. As a result, our share ownership was reduced to 4.62%.

In September 2023, we sold our entire equity interest comprising 15,307,740 common shares held in Companhia Paranaense de Energia – COPEL for R$125.3 million on B3.

In September 2023, we sold 3,689,791 units in Energisa S.A. on B3, corresponding to 44% of our shares in Energisa S.A.  The transaction amounted R$174.9 million and, as a result, our share ownership decreased to 1.16%.

At the end of September 2023, Eletronorte completed a swap with Neoenergia, which resulted in the transfer from Neoenergia to Eletronorte of: (i) common shares representing 50.56% of the total and voting share capital of Teles Pires Participações S.A; and (ii) common shares representing 0.9% of the total and voting share capital of Companhia Hidrelétrica Teles Pires.  In return, Eletronorte transferred its 49% stake in EAPSA (Dardanelos Hydroelectric Plant) to Neoenergia.  Additionally, pursuant to this transaction, Neoenergia was also going to transfer the shares of Baguari I Generation of Energy S.A. (“Baguari I”) to Eletronorte. However, Baguari Energia S.A. (“Baguari Energia”) exercised its preemptive right to acquire Baguari I and Eletronorte received R$454.0 million as compensation for such exercise.

In October 2023, Furnas acquired 100% of the total share capital of Baguari I and Baguari Energia, which collectively constitute the Baguari Consortium.  The transaction occurred in two stages:

(a)	On October 6, 2023, Furnas acquired 100% of the shares in Baguari Energia from Cemig Geração e Transmissão S.A. for an amount of R$421.2 million; and
(b)	On October 16, 2023, Baguari Energia acquired 100% of the shares of Baguari I from Neoenergia S.A. for an amount of R$454.0 million.

In November 2023, SAESA underwent a debt restructuring.  Furnas conducted a capital increase in SAESA, valued at R$2.0 billion.  We assumed the outstanding debt of R$11.5 billion owed by SAESA to BNDES and other lending banks.  As a result of this transaction, Furnas holds 99.67% ownership in SAESA and 99.73% when considering its participation in SAAG Investimentos.

Also in November 2023, Furnas became the sole owner of the Retiro Baixo Hydroelectric Plant by acquiring the 49.9% stake held by Cemig Geração e Transmissão S.A. and an additional 1.1% from Orteng Equipamentos e Sistemas Ltda.

In December 2023, Furnas concluded the acquisition of 51% of the share capital of the Vale do São Bartolomeu S.A. SPE and Triângulo Mineiro Transmissora S.A. SPE from FIP Milão.  Furnas now holds 90% and 100% ownership in the SPEs, respectively.  The total payment amounted to R$574.0 million.

At the end of December 2023, we transferred to Votorantim S.A.: 9,823,673 shares in Auren Energia for approximately R$131.1 million, and 24,662,112 shares in AES Brasil for approximately R$300.9 million.  Our share ownership in these two entities decreased from 1.03% to 0.05% and from 4.62% to 0.53%, respectively.

As of December 31, 2023, we held 69 SPEs, grouped into 35 clusters, and 19 equity interests in affiliated companies.

The table below shows the total percentage of our participation in all our transmission lines as of December 31, 2023, all located in Brazil:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation
Belo Monte Transmissora de Energia S.A.	LT CC ± 800 kV Xingu – Estreito – Bipolo 1	Eletronorte (24.5%)
Furnas (24.5%)
Mata de Santa Genebra Transmissora S.A.	LT 500 kV Araraquara 2 –Fernão Dias C1	Furnas (49.9%)
LT 500 kV Araraquara 2 – Itatiba C1
LT 500 kV Itatiba –- Bateias C1
Paranaíba Transmissora de Energia S.A.	LT 500 kV Barreiras II – Rio das Éguas C1	Furnas (24.5%)
LT 500 kV Rio das Éguas – Luziânia C1
LT 500 kV Luziânia – Pirapora 2 C1
Transnorte Energia S.A.	LT 500 kV Lechuga – Equador C1 e C2 (CD)	Eletronorte (50.38%)
LT 500 kV Equador – Boa Vista C1 e C2 (CD)
Triângulo Mineiro Transmissora S.A.	LT 500 kV Marimbondo II – Assis C1	Furnas (100.0%)
Vale do São Bartolomeu Transmissora de Energia S.A.	LT 500 kV Brasília Leste – Luziânia C1	Furnas (90.0%)
LT 500 kV Brasília Leste – Luziânia C2
LT 345 kV Brasília Sul – Samambaia C3
LT 230 kV Brasília Geral – Brasília Sul C3
Goiás Transmissão S.A.	LT 500 kV Rio Verde – Trindade CD	Furnas (49.0%)
LT 230 kV Trindade – Xavantes CD
LT 230 kV Trindade – Carajás CD
IE Madeira – Interligação Elétrica do Madeira S.A.	LT CC ± 600 kV Coletora Porto Velho – Araraquara 2 No.1 CC	Furnas (24.5%) / Chesf (24.5%)

Lago Azul Transmissão S.A.	LT 230 kV Barro Alto – Itapaci C2	Furnas (49.9%)
MGE Transmissão S.A.	LT 500 kV Mesquita – Viana 2 C1	Furnas (49.0%)
LT 345 kV Viana 2 – Viana C1 e C2 (CD)
Transenergia Renovável S.A.	LT 230 kV Barra dos Coqueiros –- Quirinópolis 2 C1	Furnas (49.0%)
LT 230 kV Palmeiras – Edéia C1
LT 230 kV Chapadão – Jataí C1 e C2 (CD)
IEG –- Interligação Elétrica Garanhuns S.A.	LT 500 kV Garanhuns II – Campina Grande III C1	Chesf (49.0%)
LT 500 kV Garanhuns II – Pau Ferro C1
LT 500 kV Luiz Gonzaga – Garanhuns II C2
LT 230 kV Garanhuns II – Angelim C4
STN – Sistema de Transmissão do Nordeste S.A.	LT 500 kV Teresina II – Sobral III C2	Chesf (49.0%)
LT 500 kV Sobral III – Fortaleza II C1
LT 500 kV Teresina II – Fortaleza II C2
Belo Monte Transmissora de Energia S.A.	LT CC ± 800 kV Xingu – Estreito – Bipolo 1	Eletronorte (24.5%) Furnas (24.5%)
Mata de Santa Genebra Transmissora S.A.	LT 500 kV Araraquara 2 –Fernão Dias C1	Furnas (49.9%)
LT 500 kV Araraquara 2 – Itatiba C1
LT 500 kV Itatiba –- Bateias C1
Paranaíba Transmissora de Energia S.A.	LT 500 kV Barreiras II – Rio das Éguas C1	Furnas (24.5%)
LT 500 kV Rio das Éguas – Luziânia C1
LT 500 kV Luziânia – Pirapora 2 C1
Nova Era Janapu Transmissora S.A.	LT 500 kV Janúba 6 – Presidente Juscelino C1	Furnas (100.0%)

The table below shows an estimate of the total percentage of our participation in all our transmission substations as of December 31, 2023:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation
Belo Monte Transmissora de Energia S.A.	Estação Conversora CA/CC, ±800 kV, 4,000MW with the SE 500kV Xingu	Furnas (24.5%)
	Estação Conversora CA/CC ±800 kV, 3,850MV, with the SE 500kV Estreito	Eletronorte (24.5%)

Mata de Santa Genebra Transmissora S.A.	SE 500/440 kV Fernão Dias (9+1R) x 400 MVA	Furnas (49.9%)
SE Itatiba 500 kV – C. Estático (-300/+300) Mvar
SE Santa Bárbara D´Oeste 440 kV – C. Estático (-300/+300) Mvar
Triângulo Mineiro Transmissora S.A.	—	Furnas (100.0%)
Vale do São Bartolomeu Transmissora de Energia S.A.	SE Brasília Leste 500/138 kV	Furnas (90.0%)
Paranaíba Transmissora de Energia S.A.	—	Furnas (24.5%)
Transnorte Energia S.A.	SE Boa Vista 230 kV – C. Estático (-120/+150) Mvar	Eletronorte (50.38%)
SE Boa Vista 500/230 kV
Caldas Novas Transmissão S.A.	SE Equador 500kV	Furnas (49.9%)
Goiás Transmissão S.A.	SE Trindade 500/230 kV	Furnas (49.0%)
IE - Madeira - Interligação Elétrica do Madeira S.A.	SE C. P. Velho - Conversora No. 2, 500/±600 kV	Furnas (24.5%) / Chesf (24.5%)
SE Araraquara 2 - Conversora No. 2, ±600/500 kV
Luziânia – Niquelândia Transmissora S.A.	SE Niquelândia 230/69 kV	Eletrobras (49.0%)
SE Luziânia 500/138 kV
MGE Transmissão S.A.	SE Viana 2 500/345 kV	Furnas (49.0%)
Transenergia Renovável S.A.	SE Edéia 230/138 kV	Furnas (49.0%)
SE Jataí 230/138 kV
SE Quirinópolis 2 230/138 kV
Transenergia São Paulo S.A.	SE Itatiba 500/138 kV	Furnas (49.0%)
IEG – Interligação Elétrica Garanhuns S.A.	SE Garanhuns II 500/230 kV	Chesf (49.0%)
SE Pau Ferro 500/230 kV

The table below shows the total percentage of our participation in generation assets as of December 31, 2023, all located in Brazil:

Special Purpose Company – SPE	Scope of Investment	Eletrobras Participation

Teles Pires Participações S.A.	Teles Pires	Furnas (24.7%) / CGT Eletrosul (24.7%) / Eletronorte (50.56%)
Baguari Energia S.A.	Baguari I e Baguari	Furnas (100%)
Baguari I S.A.	Baguari	Furnas (100%) – via Baguari Energia
Chapecoense Geração S.A.	Foz do Chapecó	Furnas (40.0%)
Empresa de Energia São Manoel S.A.	São Manoel	Furnas (33.3%)
Enerpeixe S.A.	Peixe Angical	Furnas (40.0%)
Retiro Baixo Energética S.A.	Retiro Baixo	Furnas (100.0%)
MESA – Madeira Energia S.A.	Santo Antônio	Furnas (99.73%)
Serra do Facão Energia S.A.	Serra do Facão	Furnas (49.5%)
Tijoá Participações e Investimentos S.A.	Três Irmãos	Furnas (49.9%)
Bom Jesus Eólica S.A.	Windfarm Bom Jesus	Furnas (49.0%)
Cachoeira Eólica S.A.	Windfarm Cachoeira	Furnas (49.0%)
São Caetano Eólica S.A.	Windfarm São Caetano	Furnas (49.0%)
São Caetano I Eólica S.A.	Windfarm São Caetano I	Furnas (49.0%)
São Galvão Eólica S.A.	Windfarm São Galvão	Furnas (49.0%)
Pitimbu Eólica S.A.	Windfarm Pitimbu	Furnas (49.0%)
Central Eólica Famosa I S.A.	Windfarm Famosa I	Furnas (49.0%)
Central Eólica Pau Brasil S.A.	Windfarm Pau Brasil	Furnas (49.0%)
Central Eólica Rosada S.A.	Windfarm Rosada	Furnas (49.0%)
Central Eólica São Paulo S.A.	Windfarm São Paulo	Furnas (49.0%)
Energia dos Ventos V S.A.	Windfarm São Januário	Furnas (100.0%)
Energia dos Ventos VI S.A.	Windfarm Nossa Senhora de Fátima	Furnas (100.0%)
Energia dos Ventos VII S.A.	Windfarm Jandaia	Furnas (100.0%)
Energia dos Ventos VIII S.A.	Windfarm São Clemente	Furnas (100.0%)
Energia dos Ventos IX S.A.	Windfarm Jandaia I	Furnas (100.0%)
Holding Brasil Ventos Energia S.A.	Windfarms Brasil Ventos	Furnas (100.0%)
Itaguaçu da Bahia Energia Renováveis S.A.	Windfarm Itaguaçu da Bahia	Furnas (98.0%)
Vamcruz I Participações Holding S.A.	Windfarms Vamcruz	Chesf (49.0%)
Usina de Energia Eólica Junco I S.A.	Windfarm Junco I	Chesf (49.0%)

Usina de Energia Eólica Junco II S.A.	Windfarm Junco II	Chesf (49.0%)
Usina de Energia Eólica Caiçara I S.A.	Windfarm Caiçara I	Chesf (49.0%)
Usina de Energia Eólica Caiçara II S.A.	Windfarm Caiçara II	Chesf (49.0%)
Chapada do Piauí I Holding S.A.	Windfarms Chapada I	Eletrobras (49.0%)
Ventos de Santa Joana IX Energias Renováveis S.A.	Windfarm Ventos Santa Joana IX	Eletrobras (49.0%)
Ventos de Santa Joana X Energias Renováveis S.A.	Windfarm Ventos Santa Joana X	Eletrobras (49.0%)
Ventos de Santa Joana XI Energias Renováveis S.A.	Windfarm Ventos Santa Joana XI	Eletrobras (49.0%)
Ventos de Santa Joana XII Energias Renováveis S.A.	Windfarm Ventos Santa Joana XII	Eletrobras (49.0%)
Ventos de Santa Joana XIII Energias Renováveis S.A.	Windfarm Ventos Santa Joana XIII	Eletrobras (49.0%)
Ventos de Santa Joana XV Energias Renováveis S.A.	Windfarm Ventos Santa Joana XV	Eletrobras (49.0%)
Ventos de Santa Joana XVI Energias Renováveis S.A.	Windfarm Ventos Santa Joana XVI	Eletrobras (49.0%)
Chapada do Piauí II Holding S.A.	Windfarms Chapada II	Eletrobras (49.0%)
Ventos de Santa Joana I Energias Renováveis S.A.	Windfarm Ventos Santa Joana I	Eletrobras (49.0%)
Ventos de Santa Joana III Energias Renováveis S.A.	Windfarm Ventos Santa Joana III	Eletrobras (49.0%)
Ventos de Santa Joana IV Energias Renováveis S.A.	Windfarm Ventos Santa Joana IV	Eletrobras (49.0%)
Ventos de Santa Joana V Energias Renováveis S.A.	Windfarm Ventos Santa Joana V	Eletrobras (49.0%)
Ventos de Santa Joana VII Energias Renováveis S.A.	Windfarm Ventos Santa Joana VII	Eletrobras (49.0%)
Ventos de Santo Augusto IV Energias Renováveis S.A.	Windfarm Ventos Santo Augusto IV	Eletrobras (49.0%)
Energias Renováveis S.A.	Windfarm Ventos Santo Augusto IV	Eletrobras (49.0%)
Jirau Energia S.A.	Jirau	CGT Eletrosul (20%) / Chesf (20%)
Eólica Ibirapuitã S.A.	Windfarm Ibirapuitã	CGT Eletrosul (100%)
Norte Energia S.A.	Belo Monte	Eletronorte (34.98%) / Chesf (15%)
Companhia Energética Sinop S.A.	Sinop	Eletronorte (24.5%) / Chesf (24.5%)
Rouar S.A.	Rouar	Eletrobras (50%)

International Activities

In 2023, we focused our international activities on Bolivia and Uruguay.

Bolivia

Through a partnership established between us, Empresa Nacional de Electricidad and CAF, a company was hired to carry out studies (Inventário) in part of the Madeira River basin to evaluate the hydroelectric potential along the Brazilian and Bolivian border.  The studies were concluded in the second semester of 2023.

Uruguay

The partnership between us and UTE, led to (i) the development of the wind farm Artilleros (Wind Park Artilleros – 65MW), which entered into operation in 2015; (ii) the development and operation of two interconnection lines between Brazil and Uruguay, namely: Livramento-Rivera and Candiota-Melo; and (iii) energy imports from Uruguay to Brazil.

Environmental

Environmental issues can significantly impact our operations. Large hydroelectric plants can cause the flooding of large areas of land and the relocation of large numbers of people.  The Brazilian Constitution grants the Brazilian Government, the state and local governments’ power to enact laws designed to protect the environment and to issue regulations under such laws.  While the Brazilian Government has the power to promulgate general environmental regulations, state and local governments have the power to enact more stringent environmental regulations.

Environmental liabilities may arise in civil, administrative and criminal spheres, which are distinct and independent, resulting in the application of administrative and criminal sanctions, in addition to civil liability related to the obligation of repairing environmental damages caused.  These types of liability are considered independent because a single action can generate environmental liability in all three spheres (administrative, civil and criminal), subjecting the violator to administrative and criminal sanctions as well as an obligation to repair or indemnify environmental damages caused.  The absence of a conviction or sanction in one of the spheres does not necessarily exempt the agent from its liability in the remaining spheres.

A person or entity who fails to comply with certain environmental laws and regulations, upon a wrongful action or omission, may incur criminal liability, according to Law No. 9,605/1998 (the “Environmental Crimes Law”).  Criminal sanctions applicable to legal entities may include fines and restriction of rights, whereas, for individuals, they may include imprisonment, which may be imposed against executive officers and employees of companies that had decision power and were directly involved in the crime by action or omission.  The liability of the legal entity does not exclude the responsibility of individuals or participants, resulting in the extension of responsibility for those acts to members of legal entities that have participated in the decisions or omissions, when they could have avoided the damages arising from them.  In addition, art. 4 of Law No. 9,605/98 allows for the piercing of the corporate veil whenever it is an obstacle to obtaining compensation for environmental damages.  In this case, the shareholders of corporate entities can become personally liable for the repair of environmental damages.

Failure to comply with environmental laws may also subject us to administrative penalties such as fines, suspension of public agency subsidies or injunctions requiring us to discontinue, temporarily or permanently, the development of our activities.  Decree No. 6,514/2008 specifies the administrative penalties applicable to each type of environmental infraction, setting fines that vary between a minimum of R$50 and a maximum of R$50.0 million, as well as suspension of operations, in cases involving high environmental risk or damage, among others.

In the civil sphere, civil liability is established through the National Environmental Policy (Política Nacional do Meio Ambiente), established by Federal Law No. 6,938/1981, which institutes strict liability for the matter, meaning the direct or indirect polluter must indemnify or repair the damages caused to the environment regardless of the existence of fault.  Therefore, for liability to be imposed, it is sufficient to prove the damage and the causal connection between the damage and the activity of a company.

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

Environmental legislation provides for the joint and several civil liability between the responsible parties.  Therefore, the party that has been affected by the environmental damage and/or the person/entity authorized by law is not obligated to sue all responsible parties in the same lawsuit.  One of them can be chosen among all polluting entities, such as, for example, the one having the better economic situation.  The injured party will be entitled to later sue the responsible parties in order to compensate/indemnify themselves for the damage suffered (right of contribution).

Companies that engage in potentially polluting activities must conduct environmental studies prior to the development of a project.  Specifically, for projects with impacts deemed material, the applicable legislation requires an Environmental Impact Assessment (“EIA”) and the respective Environmental Impact Report (RIMA).  First, a full scope EIA must be prepared by external technical experts in order to assess the impacts of the project and also provide recommendations as to how to avoid, minimize or compensate such impacts.  The study, together with a specific Environmental Impact Report (Relatório de Impacto Ambiental, “RIMA”) on the project is submitted to either federal, state or local governmental authorities for analysis, pursuant to relevant legislation that defines the environmental agencies with authority for conducting environmental licensing.  Such study and report are used for the environmental licensing of the project, which is generally carried out by means of a three-stage licensing process, which comprises (i) a preliminary license to attest the feasibility of the project (Licença Prévia – “LP”), (ii) an installation license to begin the construction works (Licença de Instalação – “LI”), and (iii) a license to operate the project (Licença de Operação – “LO”).

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

Pursuant to Complementary Law No. 140/ 2011, the request for the renewal of an environmental license must be filed 120 days (or less, when provided by applicable State or Municipal legislation) before its expiration date, so that it remains valid until the licensing authority issues its final decision (which may result in the renewal of the license, request for clarification or complementation, or in its denial).

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

Also, Law No. 9,605/1998, and Decree No. 6,514/2008 stipulate criminal and administrative penalties for facilities that operate without environmental licenses.  Pursuant to relevant provisions, project operators may enter into agreements with the relevant environmental agencies in order to comply with Law No. 9,605/1998 and with the applicable environmental legislation.

Bill No. 2,159/2021, which establishes general rules for licensing activities or undertakings that use environmental resources, is currently in progress in the Federal Senate.  If approved, this law could change the licensing procedure for our activities.

Pursuant to article 60 of the Environmental Crimes Law, building, renovating, expanding, installing or operating, in any part of the national territory, potentially polluting projects, construction, works or services, without a license or authorization from the competent environmental agencies, or contrary to the relevant regulation, may subject the offender to prison, for a period of one to six months, or to a fine, or both penalties cumulatively.  The offender may also be subject to administrative penalties, such as a fine, the suspension of subsidies from public bodies or injunctions, and the temporary or permanent suspension of operations, irrespective of any responsibility these companies may have to repair any damages caused.

In addition to the applicable penalties, if we fail to obtain the proper environmental operating license, we are subject to suspension of financing resources or the acceleration of financing agreements.  See “Item 3D. Risk Factors— Risks relating to compliance, legal and regulatory framework—Failure to comply with, obtain, or renew the licenses required of the plants where we develop our activities may have an adverse effect on us” for more information.

Energy Conservation

Over the past 35 years, the Brazilian Government has implemented several actions directed to energy conservation on the electricity sector.  The Brazilian Government normally finances these actions, and we administer them.  The most important project in this area is the Procel.

The Procel program was created in 1985 to improve energy efficiency and rationalization of the use of natural resources throughout Brazil.  MME coordinates the program, and we are responsible for its execution.  The main objective of the Procel program is to encourage cooperation among various sectors of Brazilian society to improve energy conservation both on production and consumer sides.  The management of Procel was transferred to ENBPar in June 2023 as part of our Privatization process.

Alternative Electricity Sources

In 2002 the Brazilian Government created the Proinfa program (the program for the development of alternative electricity sources), to create certain incentives for the development of alternative sources of energy, such as wind power projects, hydroelectric power plants and biomass projects.  We were involved in the administration of Proinfa.

Under the terms of Proinfa, we bought energy generated from these alternative sources for a period of 20 years and passed this energy on to the electricity distributors (who are responsible for including the costs of the program in tariffs for all final consumers in their respective concession areas, except in the case of low-income consumers).

Pursuant to CPPI Ordinance No. 203 of October 19, 2021, we entered into an agreement with ENBPar in June 2023 for the transfer of the program’s management as part of our Privatization process.  See “Item 4. Information on the Company—A. History and Development—Privatization—Proinfa” and “Item 4. Information on the Company—A. History and Development—Privatization—Transition Agreement” for more details.

Environmental Legal Reserves

Under Article No. 12 of Law No. 12,651/2012 (the “Brazilian Forestry Code”), a Legal Reserve (Reserva Legal) is an area located inside a rural property that is necessary for the sustainable use of natural resources, conservation or rehabilitation of ecological processes, conservation of biodiversity or for shelter or protection of native fauna and flora.

Generally, all rural properties have the obligation to preserve a certain percentage of a rural area covered with native vegetation, as a legal reserve.  However, Article 12, paragraph 7 of the new Brazilian Forestry Code establishes that a legal reserve will not be required for areas acquired or expropriated by the holder of a concession, permit or authorization to exploit hydroelectric power potential, in which projects for electric power generation, or electricity substations or transmission or distribution lines are operating.  This exception for the maintenance of the Legal Reserve for energy generation projects was approved by Federal Law No. 12,651/2012 (“Forestry Code”).  Accordingly, our projects implemented prior to May 2012 are regulated under the prior regulations as well as maintenance of the legal reserve areas that may have already been established.

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

According to the article 4, III, of the Forestry Code and CONAMA Resolution No. 302/2002, the areas surrounding artificial water reservoirs are considered permanent preservation areas and its extension is defined as part of the environmental licensing proceeding.  Failure to maintain such areas duly preserved may result in environmental liabilities in the civil, administrative and criminal spheres, as explained above.

Compensation Measures and Other Environmental Obligations

Pursuant to Law No. 9,985/2000 and to Decree No. 4,340/2002, companies whose projects could significantly impact the environment are required to invest in the creation and maintenance of conservation unit sites, in order to mitigate any potential impacts on the environment.  Conservation unit sites include ecological stations, biological reserves, national parks and relevant ecological interest areas.  The failure to comply with these conservation measures and environmental obligations could result in administrative penalties, as well as specific execution of the corresponding agreements.  The environmental measures are specified in environmental regulations based on the extent of the pollution or impact on the environment.

Decree No. 6,848/2009 regulates the methodology for calculating such compensation measures.  It stipulates that up to 0.5% of the total amount invested in the implementation of a project that causes significant environmental impact must be applied in such compensation measures.

Pursuant to federal law and a decision by the STF, such percentage ranges from zero to 0.5%.  However, in the state of Rio de Janeiro, for example, the legislation establishes that the compensation percentage will range from 0.5% to 1.1%.  Other states have different legislation defining specific percentages.  Therefore, due to the incoherence between the state law and the federal law, this amount may be judicially challenged.

In addition to the environmental compensation mentioned above, we often harm vegetation to access electricity transmission towers.  Any harm to vegetation or intervention in environmental protected areas, such as permanent preservation areas, require authorization from the environmental agencies.  Failure to obtain prior authorization may result in the suspension or revocation of the environmental license, as well as the imposition of fines and other administrative/criminal sanctions, such as the temporary interdiction of our facilities, works or activities.

Other environmental actions may be required for our regular operation and due to the impacts of our various projects, such as obtaining water grants, structuring and executing monitoring programs for fauna and flora of regions surrounding the facilities of the electricity system, environmental education programs, and programs for recovery of degraded areas (Programas de Recuperação de Áreas Degradadas – “PRAD”).  We are also required to obtain authorization from the environmental agency for capturing water resources, as well as to release effluents.  Some of our units are not compliant with these requirements.  Nevertheless, we are seeking to obtain such grants for all applicable units.

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

The Brazilian Environmental Law regulates the correct management of solid waste and effluents generated by projects and can result in environmental liability.  With respect to solid waste legislation, the national solid waste policy requires a Solid Waste Management Plan to be submitted to the relevant authorities.  As some of our units did not submit such plans, we can be held responsible for any unauthorized disposal of waste and effluents generated as part of our activities.

Soil and/or water contamination can also result in environmental liability that must be carefully managed, since the obligation to repair environmental damage is not subject to prescription, that is, the responsibility for environmental damage does not expire after a specified period, neither by succession.  Contaminated areas are those that contain quantities or concentrations of any substances or residues capable of causing harm to human health or to the environment.  We and our subsidiaries have identified soil contamination in some specific units.  In those cases, we have been following the applicable requirements for the management of contaminated areas.  Causing any pollution at levels that results or may result in damage to human health, the death of animals or significant destruction of biodiversity is an administrative infraction.

The Brazilian Power Industry

General Provisions

Administrative Rule no. 40/2022, issued by the MME defined the 2031 PDE, which has the objective of establishing guidelines for the Brazilian government and all the agents that make up the Brazilian energy industry in order to guarantee the presence of a sustainable energy in Brazil, including electrical energy, taking into consideration environmental needs, the Brazilian economy and the technical capacity of the businesses.

The studies carried out in the PDE include a plan for the next ten years and are subject to annual reviews, which consider, among other things, changes in forecasts for growth in electricity consumption and the reassessment of the economic and operational feasibility of generation projects, along with estimates related to the expansion of transmission lines.

According to ANEEL, Brazil had a total installed capacity of 199.3 GW as of December 31, 2023, when considering the Interconnected Power System generating units, the power generators installed in the Isolated System and individually owned generators.

Currently, the Interconnected Power System is divided into four electric sub-systems: Southeast/Midwest, South, Northeast and North.

In addition to the Interconnected Power System, there are also the Isolated System, which is constituted by all systems that are not part of the Interconnected Power System and which are generally located in the Northern regions of Brazil.  In the Isolated System, electricity is generated by coal-fired and oil-fueled thermal plants which are not environment friendly and have a generation cost three to four times higher than, for instance, electricity generated by hydro-electric power stations.

The CCC Account was introduced by article 13, III of Law No. 5,899/1973, as amended, to generate financial reserves to distribution companies and specific generation companies (all of which have to make annual contributions to the CCC Account) in order to cover some of the operational costs of thermoelectric plants in the event of adverse hydrological conditions, and also, as provided in Law No. 12,111/2009, to subsidize the electricity generated by the Isolated Systems in order to reduce charges.  In addition to the contributions made by distribution and generation companies, the CCC Account is also funded through the CDE Account, as provided for in Law No. 10,438/2002.

There is currently a significant discrepancy between charges paid by consumers in the northern and northeastern regions when compared to those in the southern/southeastern regions of Brazil.

Accordingly, the 2029 PDE, issued by MME, intends to integrate the Isolated System with the Interconnected Power System.  Such integration would be carried out through the construction of the transmission lines of Lechuga/Equador/Boa Vista, with 716 km (500kV) expected to be concluded by 2027, Oriximiná/Jururti of 138 km (230 kV) expected to be concluded by 2024, Rio Branco/Feijó/Cruzeiro do Sul (230kV), expected to be concluded in 2025, and substation Caladinho II (230/138 kV) in the region of Humaitá, expected to be concluded by 2026.

Pursuant to the EPE’s 10 - year plan, Brazil’s total installed power generation capacity is projected to increase to 275 GW by 2031, of which 124 GW is projected to be produced by hydroelectric plants, including the Itaipu plant and other water-based renewable sources, 42 GW to be produced by non-renewable sources and 109 GW be produced by renewables.

The Brazilian Government has already confirmed the development of a transmission line in order to integrate Roraima in the Interconnected Power System, by means of the construction of a Boa Vista (Roraima) – Manaus (Amazonas) transmission facility.  All activities under the responsibility of our companies were carried out or are being executed, especially the preliminary services (topography, forest inventory and archeology) necessary for environmental licensing.  The environmental licenses permitting the execution of the works have already been issued by IBAMA, following the approval of the Basic Environmental Plan – PBA, which comprises all environmental mitigation and compensation actions to be adopted during the implementation of the project. Within the scope of the Indigenous Consultation Protocol, all conditions are being met as set out in the Basic Environmental Plan of the Indigenous Component – PBA-CI, which is monitored by the indigenous people and the National Indian Foundation – FUNAI.

Directly and through our subsidiaries, we are currently involved in the generation and transmission.  As of December 31, 2023, we contributed, including our subsidiaries and SPEs, to approximately 22% of the installed power generating capacity within Brazil. Through our subsidiaries, we are also responsible for approximately 38% of the total transmission lines in Brazil with voltage higher or equal to 230 kV in accordance with the December 2023 Electrical System Monitoring Bulletin from MME.  In addition, some Brazilian states control entities involved in the generation and transmission of electricity.  The remainder of the market is held by several other companies, part of which have entered into joint venture arrangements in the past.  In net revenue terms, we are one of the largest generation and transmission companies in Brazil as of December 31, 2023, according to data from the EPE.

Historical Background

The Brazilian Constitution provides that the development and exploration of power may be undertaken directly by the Brazilian Government or indirectly through the granting of concessions, permissions or authorizations.  Historically, the Brazilian power industry has been dominated by generation, transmission and distribution concessionaires controlled by the Brazilian Government.  This changed during Fernando Henrique Cardoso’s administration (1995 - 2002), during which many state-controlled companies were privatized in an effort to increase efficiency and competition.  In recent years, the Brazilian Government has taken a number of measures to remodel the power industry.  In general, these measures were aimed at increasing the role of private investment and eliminating foreign investment restrictions, thus increasing overall competition in the power industry.

1.	The Brazilian Constitution was amended in 1995 by Constitutional Amendment No. 6 to allow foreign companies to invest in Brazilian companies that hold power generation concessions. Prior to this amendment, all generation concessions were held either by a Brazilian individual or an entity controlled by Brazilian individuals or by the Brazilian Government.
2.	The Brazilian Government enacted Law No. 8,987/1995 as amended by Law No. 11,196/2005 and Law No. 11,445/2007 and Law No. 9,074/1995, as amended, that together: (i) required that all concessions for the provision of energy related services be granted through public bidding processes; (ii) gradually allowed certain electricity consumers with significant demand, designated “free consumers,” to purchase electricity directly from suppliers holding a concession, permission or authorization; (iii) provided the creation of generation entities (“Independent Power Producers”) which, by means of a concession, permission or authorization, may generate and sell, for their own account and at their own risk, all or part of their electricity to free consumers, distribution concessionaires and trading agents, among others; and (iv) granted free consumers and electricity suppliers open access to all distribution and transmission systems.
3.	In 1998, the Brazilian Government enacted Law No. 9,648/98 (“Power Industry Law”) to overhaul the basic structure of the electricity industry.
4.	On March 15, 2004, the Brazilian Government enacted the Electricity Regulatory Law and on July 30, 2004, Decree No. 5,163/04, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low tariffs, which law was regulated by a number of decrees enacted by the Brazilian Government in July and August of 2004 and is still subject to further regulation to be issued in the future.
5.	At the end of 2012, the Brazilian Government enacted two provisional measures (medidas provisórias) that have considerably changed the Brazilian electric energy sector overview, namely Provisional Measure No. 577/2012 and Provisional Measure No. 579/2012. Both of them were approved and converted into Law No. 12,767/2012 and Law No. 12,783/2013, respectively. In general, the provisional measures provided the regulation in connection with the intervention of the granting authority in the concessions as well as the renewal of the electric energy generation, distribution and transmission concessions, respectively.

6.	In 2020, the Brazilian Government enacted the Provisional Measure No. 998/2020, seeking to strengthen the opening of the Free Market for the sale of electricity and, among other measures, introduce improvements to modernize the electricity sector. Set forth below is a summary of the key aspects of Provisional Measure No. 998/20, which became Law No. 14,120/2021 in March 2021:
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

(b)

Rationalizing the policy of industry subsidies and also in the context of efforts to avoid future rate increases due to the COVID - 19 pandemic, the text provides for the gradual abolition of TUSD/TUST discounts, commonly referred to as “wire-fee discounts,” which currently benefit renewable energy projects.

(c)

The new renewable generation projects will only be entitled to this benefit if they have requested a grant or change in installed capacity by March 3, 2022 and are expected to enter into commercial operation within four years after the date of issuance of the grant.

(d)

The text sets forth guidelines for retailers’ segment consumers, subject to ANEEL regulations.  It also allows for the concessionaire to suspend electricity to generators or retailers if they are no longer distributing the electricity.

(e)

The text also establishes measures to promote the development of the Brazilian nuclear industry, such as the planned auction of reserve generation capacity for the Angra 3 Thermonuclear Plant, held by Eletronuclear, which may receive a 50 - year generation grant, with the possibility of renewal for another 20 years and benefit from a 40 - year contract for the sale of electricity.

7.	In 2020, Law No. 14,052/2020 brought changes to the power sector in three main areas: (i) default on power supply; (ii) renegotiation of hydrological risk; and (iii) deadline for requesting the extension of concessions. We expect that problems caused by the GSF on the energy spot market will be resolved with spot market liquidations returning to its normal levels once the following provisions are implemented:
(a)

Fines for power distribution companies if the supply of energy is interrupted, unless (i) the interruption is caused by failure in the facilities of the consumer unit; or (ii) if supply is suspended due to user’s default.

(b)

Hydroelectric power plants developers participating in the MRE, which aims to divide the risks associated with the GSF, will be compensated by the effects caused by non-hydroelectric risks caused by (i) generation undertakings denominated structuring plants, related to differences between the physical guarantee granted in the motorization phase and the values of the effective aggregation of each motorized generating unit to the SIN, based on technical criteria applied by the granting power to other hydroelectric plants; and (ii) restrictions on the outflow of energy of the structuring plants due to delays in the entry in operations or due to entry in operations in an unsatisfactory technical condition of electric energy transmission facilities destined for the outflow.

(c)

In December 2020, ANEEL published REN No. 895/2020, further consolidated into REN No. 1,035/2022, which established the methodology for calculating the compensation and the procedures for the renegotiation of hydrological risk.  To be eligible for the compensation foreseen in Law No. 14,052, the owners of the hydroelectric plants participating in the MRE must (i) withdraw from lawsuits related to the exemption or mitigation of hydrological risks related to the MRE; (ii) resign from any allegation of right on which the lawsuit is based on; or (iii) not have renegotiated the hydrological risk for the respective portion of energy.

(d)

In March 2021, CCEE prepared the calculations to extend the compensation.  On March 30, 2021, ANEEL’s board of directors accepted Furnas’ appeal about REN No. 895/2020, which postponed the publication of the calculations by ANEEL.  The decision allows the generation concessionaires to receive compensation from the renegotiated portion for the years 2012, 2013 and 2014.  The Eletrobras Privatization Law extended the calculation of the extension of the concession for plants that have renegotiated the hydrological risk by (i) including the structuring plants in the calculation of the final compensation and extension of the concession; and (ii) confirming the merits decided by the agency in ANEEL Normative Resolution No. 930/2021 arising from Furnas’ appeal.  In September 2021, CCEE resubmitted the calculations related to the determination of the extension of the concession, including changes in the values of the plants covered by Normative Resolution No. 930/2021. ANEEL subsequently approved the extension of the concession of the hydroelectric plants participating in the MRE, in compliance with the provisions of Eletrobras Privatization Law.

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

Penalties

Law No. 9,427/1996, as amended, enacted by the Brazilian Government and supplemented by ANEEL’s regulations governs the imposition of sanctions against the agents of the electricity sector. ANEEL also sets out the appropriate penalties based on the nature and importance of the breach (including warnings, fines, prohibitions on construction and installation, obligations to act or abstain, suspension from bidding for new concessions, licenses or authorizations, early termination of the authorization, intervention, and mandatory takeover of the concession or permission by the granting authority). For each breach, the fines can be up to 2.0% of the net operational revenue of the concessionaire in the twelve-month period preceding any assessment notice or, for independent producers or self-producers, the estimated amount of energy produced in the same period. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval, including for the following (pursuant to ANEEL Resolution No. 846/2019):

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

Furthermore, ANEEL has the institutional role of controlling the transactions of the energy industry, requiring that such transactions (i.e., the change of control of the agents of the electric energy sector) be submitted to its prior approval before its implementation.  ANEEL’s analysis regarding the transactions relates to the service provided (generation, transmission, and distribution of energy) and, for generation, the source (for example, hydro power sources).  ANEEL Normative Resolution No. 948/2021, also established that mergers in the electricity sector must be submitted for review by CADE pursuant to Article 3 of Annex II of the new resolution.

Administrative Intervention in Concessions

In August 2012, the Brazilian Government enacted Provisional Measure No. 577/2012 that was converted into Law No. 12,767/12 in order to regulate ANEEL’s intervention in the energy public services concessionaires to ensure the quality of the services provided by concessionaires and the performance of legal, regulatory and contractual obligations.

In addition, Law No. 8,987/95 regulates the termination of the concession in case of liquidation or bankruptcy of the concessionaire or forfeiture of the concession.  Furthermore, this law sets forth the administrative proceeding required to terminate a concession.

As for corporate reorganization procedures (recuperação judicial ou extrajudicial) involving energy public services concessionaires, Law No. 12,767/12 changed the regulatory framework as it forbids such concessionaires to initiate judicial or extrajudicial procedures prior to the termination of the concession.  See “Item 3.D. Key Information—Risk Factors— Risks Relating to Environmental, Climate and Social Impacts” for further details.

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

National Electric Energy Agency (“ANEEL”)

The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency, created by Law No. 9,427/1996, ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policy dictated by the MME and to respond to matters which are delegated to it by the Brazilian Government and by the MME.  ANEEL’s current responsibilities include, among others:  (i) administration of concessions for electricity generation, transmission and distribution activities, including the approval of electricity tariffs; (ii) enacting regulations for the electricity industry; (iii) implementing and regulating the exploitation of energy sources, including the use of hydroelectric energy; (iv) promoting the public bidding process for new concessions; (v) settling administrative disputes among electricity generation entities and electricity purchasers; and (vi) defining the criteria and methodology for the determination of transmission tariffs.

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

National Electricity System Operator

The ONS was created in 1998 by Law No. 9,648.  The ONS is a non-profit private entity comprised of concessionaires, other legal entities holding permissions or authorizations in the electrical energy market, and consumers connected to Interconnected Power System.  The Electricity Regulatory Law granted the Brazilian Government the power to nominate three executive officers to ONS’s Board of Executive Officers.  The primary role of the ONS is to coordinate and control the generation and transmission operations in the Interconnected Power System, subject to ANEEL’s regulation and supervision.  The objectives and main responsibilities of the ONS include: operational planning for the generation industry, organizing the use of the domestic Interconnected Power System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the energy system, proposing plans to MME for extensions of the Basic Network (which proposals must be taken into account in planning expansion of the transmission system) and submitting rules for the operation of the transmission system for ANEEL’s approval.  Generators must declare their availability to ONS, which then attempts to establish an optimal electricity dispatch program.

Energy Trading Chamber (“CCEE”)

On August 12, 2004, the Brazilian Government enacted a Decree No. 5,177/2004 setting forth the regulations applicable to CCEE.  On November 10, 2004, the CCEE succeeded the MAE, the market in which all large electricity generation companies, energy traders and importers and exporters of electricity had participated and on which the spot price of electricity was determined.  CCEE assumed all the assets and operations of the MAE (which had previously been regulated by ANEEL).

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

CCEE’s members include generation, distribution and trading companies, as well as free and special consumers.  Its Board of Directors is composed of four directors appointed by its members and one director, who serves as chairman of the Board of Directors, appointed by the MME. On December 20, 2023, the Brazilian Government enacted Decree No. 11,835/2023, amending certain provisions of Decree No. 5,177/2004. Among the changes, the new governance structure of CCEE stands out, where the Board of Directors will be composed of eight members, with four being appointments by the MME, including the chairman of the Board. The remaining four appointments will be made by representatives of the generation, distribution, commercialization and consumption categories, with one member per category. Additionally, the management of CCEE will now also be carried out by an Executive Board, composed of up to six officers, with the MME also appointing the president of the Board. These changes will be implemented after the review of the bylaws and the commercialization convention of CCEE, expected to take place during the course of 2024.

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

Transmission lines in Brazil are usually very long, since most hydroelectric plants are usually located away from the large centers of power consumption. The country’s system is almost entirely interconnected. Only the state of Roraima and parts of the states of Pará, Amazonas, Amapá, Acre, Mato Grosso and Rondônia are still not connected to the Interconnected Power System. In these states, energy is produced at small thermal plants or hydroelectric plants located close to their respective capital cities.

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

On December 31, 2023, our network of transmission lines reached a total of 73,788.63 km, of which 10,171.55 km were corporate and not renewed pursuant to Law No. 12,783/2013; 56,367.62 km corporate under O&M Regime, renewed by Law 12,783/13; and 7,249.47 km correspond to the proportion of its equity interests in projects carried out by us through SPEs.  Considering only the lines with a voltage level equal to or greater than 230 kV, we are responsible for 69,225.61 km, which represents 37.49% of the total of transmission lines in Brazil in the aforementioned voltages.  As of the 4th quarter of 2020, the extension of our direct current lines started to be accounted for by pole and no longer by section, in order to match the calculation made by the MME.

Besides operating and maintaining this system in accordance with the standards of performance and quality required by ANEEL, we have actively participated in the expansion of transmission lines through concessions in auctions conducted by ANEEL, either alone or through consortiums, as well as through permits for reinforcements of the current system.

For the major transmission projects under development, see “Item 4. Information on the Company—B. Business Overview.”

●	Brazil has a total of six medium and large interconnections with other countries in South America, five of them operated by us, as set out below:
●	with Paraguay, through four 500 kV transmission lines connecting the Itaipu plant to Margem Direita (Paraguay) substation and the Foz do Iguaçu in Brazil substation. Itaipu’s 50 Hz energy sector is then transported to the Ibiúna substation in São Paulo through a direct current transmission system with a capacity of 6,300 MW; and
●	with Venezuela, through a 230 kV transmission line with a capacity of 200 MW, which connects the city of Boa Vista, in the state of Roraima, to the city of Santa Elena in Venezuela.

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

According to Decree No. 9,143/2017, electricity public auctions for new generation projects are held:  seven, six, five, four or three years before the initial delivery date (referred to as “A-7”, “A-6”, “A-5”, “A-4” and “A-3” auctions, respectively).  Decree No. 9,143/2017 also established that, whenever there is a clear need of the distribution concessionaires, ANEEL must organize at least one A-3 auction or an A-4 auction and one A-5 auction or an A-6 auction per year.

Electricity auctions from existing power generation facilities are held five, four, three, two or one year before the initial delivery date or in the same year.

Moreover, ANEEL may also organize energy auctions dedicated to alternative energy sources, held:  six, five, four, three, two or one year before the initial delivery date.

As an exception, whenever CNPE enacts a particular resolution approved by the Brazilian President, ANEEL may organize a dedicated auction to all power generation facilities indicated in this CNPE resolution, varying from seven, six or five years before the initial delivery date (referred to as “A-7”, “A-6” and “A-5” auctions, respectively.

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

Each generation company that participates in the auction must execute a contract for purchase and sale of electricity with each distribution company in proportion to the distribution companies’ respective estimated demand for electricity.  The CCEARs for “A-6,” “A-5,” “A-4” and “A-3” auctions have a term ranging between 15 and 30 years, the CCEARs for alternative energy sources have a term ranging between 10 and 30 years, and the CCEARs for existing power generation facilities have a term ranging between one and 15 years.  The CCEARs for “A” auctions have a term ranging between one to 30 years.  The CCEARS for alternative energy sources are ranging between 10 and 30 years.  The only exception to these rules relates to the market adjustment auction, in which the generation and the distribution companies will enter into two-year bilateral agreements that must be registered with ANEEL and CCEE.

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

Electrical Energy Trading Convention

ANEEL Normative Resolutions No. 210/2006, No. 869/2020, No. 957/2021 and No. 1,009/2022, are the main regulations that govern the Electrical Energy Trading Convention (Convenção de Comercialização de Energia Elétrica) which establishes the structure and regulates the way of functioning of the CCEE and the electrical energy trading conditions and defines, among others: (i) the rights and obligations of CCEE agents; (ii) the penalties to be imposed on defaulting agents; (iii) the means of dispute resolution; (iv) trading rules in the Regulated Market and the Free Market; and (v) the accounting and clearing process for short-term transactions.

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

Aiming at the expansion of the Free Market and consequently the reduction of the captive market, on December 28, 2018, MME published Ordinance No. 514/2018, with complementary wording given by MME Ordinances No. 465/2019 and No. 50/2022, to regulate the provisions of paragraph 3 of article 15 of Law No. 9,074/1995 in order to decrease the load limits for consumers to contract electricity. These ordinances determine the load limits for migration of a consumer to the Free Market:

●	As of January 1, 2023, consumers with a load equal to or greater than 500 kW, served at any voltage, may opt to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the Interconnected Power System.
●	As of January 1, 2024, consumers classified as Group A, served at any voltage, may opt to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the Interconnected Power System.
●	Bill No. 414 (“PL 414”) (currently pending before the Brazilian National Congress) expands access to the free market for consumers. PL 414 changes the operating rules of the electricity sector in order to expand access to the free energy market for all Brazilian consumers, including low-voltage (residential) consumers. The text has already been approved by the Brazilian Senate and is awaiting deliberation by the Chamber of Deputies.
●	As a result of MME Ordinance No. 690/2022, a Public Hearing was initiated with the aim of assessing the possibility of migrating consumers served in low tension to the Free Market starting January 1, 2026, except for the ones from the Residential Class and the Rural Class, which may become free consumers after January 1, 2028.

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

On November 16, 2021, ANEEL issued Resolution No. 948, which established that concentration acts within the electric sector, must be presented for CADE’s examination, according to Article 3 of Annex II of the new resolution.  The procedures for identifying an act that may result in unfair competition or in significant control of the generation, transmission and distribution markets.  Pursuant to articles 2 and 3 of the Resolution, when identifying the act that may constitute as an infraction to the economic order on the electric power sector, ANEEL must notify CADE to give them knowledge of the act, previously manifesting itself about its area of competence.

Although the legislation currently in force does not provide for specific thresholds for the identification of market concentration, as we hold a participation in the Brazilian market as of December 31, 2023 equivalent to 22% of the total installed capacity of the country, our activities are under constant supervision by the regulators and we are requested, on a regular basis, to update our corporate chain and investments, as well as to detail our activities and influence in the Brazilian electricity market.

CADE generally requires an in-depth analysis under the so called “ordinary procedure” for transactions which result in horizontal overlaps in excess of 20% and/or vertical integrations in which either the upstream or the downstream market share is in excess of 30%.

Possible New Regulatory Framework

MME has concluded Public Consultation No. 33/2017 in which discussed the “New Regulatory Framework” report. Among the guiding principles that the Brazilian Government established are: (i) creation of centralized transmission settlement in order to reduce systemic costs in the management of payments and receipts of transmission facilities; (ii) costs incurred by the central system will be allocated among the users of the network, in proportion of the tariffs defined by ANEEL; and (iii) the granting authority may designate CCEE as the central administrator of the transmission contracts.

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

A report was presented by the working group in October 2019, listing the measures adopted and a schedule of activities to be developed.  Since then, legal measures were implemented relating to market liberalization and supply guarantee criteria, as well as Law No. 14,120/21 dealing with withdrawal of subsidies for specific generation sources.  Currently, the law is being deliberated in the Chamber of Deputies under bill 414, which incorporates themes developed in this area, such as separation of ballast and energy and the introduction of a competitive market for ancillary services.

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

Tariffs for the Use of the Distribution and Transmission Systems

TUST

ANEEL oversees tariff regulations that govern access to the transmission system and establish tariffs for the use of and access to said system.  Payment for the use of the transmission system is made through TUST. The TUST is paid by distribution companies and users, including generators, free consumers and special consumers, for the use of the Basic Network.  The amount to be paid is based on a formula set by ANEEL Resolution No. 1,001/2022, and it may vary pursuant to a number of different factors.  According to Decree No. 5,081/2004, ONS is the coordinator of the operation of generation and transmission services in the Interconnected Power System.  Network users, including generation companies, distribution companies and free and special consumers, have signed contracts with the ONS entitling them to use the transmission grid in return for the payment of published tariffs.  Other parts of the grid that are owned by transmission companies but which are not considered part of the transmission Basic Network are made available directly to the interested users who pay a specified fee to the relevant transmission company.

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

Fuel Consumption Account (“CCC”)

Distribution companies and generation companies that sell directly to final consumers must contribute to the CCC Account, which was created to generate financial reserves to cover elevated costs associated with the increased use of thermoelectric energy plants, in the event of a shortage of rain, given the higher marginal operating costs of thermoelectric energy plants compared to hydroelectric energy plants. Following the divestment of our thermal power plants, we will no longer need to contribute to the CCC Account.

Energy Development Account (“CDE”)

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

Electric Power Services Supervision Fee (“TFSEE”)

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

Reserve Energy Charge (“EER”)

EER is intended to cover the costs arising from the contracting of reserve energy (including administrative, financial and tax costs) that are apportioned among all end users of electric power of the Interconnected Power System.

Power Charge for Capacity Reserve (“ERCAP”)

ERCAP was enacted by Decree No. 10,707, dated as of May 28, 2021, and it covers the costs of contracting reserve capacity from power generation companies under regulated auctions to ensure continuity of electricity supply in the SIN. ERCAP is paid by all final customers of the SIN.

System Service Charge (“ESS”)

The ESS corresponds to the average costs to maintain the reliability and stability of the power supply within SIN, which is paid by all power customers.  The ESS covers the payments due to generation power companies in the event of power generation dispatched by ONS as a result of operational restrictions and energy security, as well as provision of certain ancillary services.

Energy Efficiency Research and Development Charge

Power generation, transmission and distribution companies must annually invest at least 1% of their net operating income in energy efficiency and research and development studies and programs.  Companies that generate energy exclusively from wind, solar, biomass, small hydroelectric plants and qualified cogeneration facilities are exempted from such obligation.

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

There are certain credits that are senior to, or excluded from, the order of priority set out above, such as: (i) costs of the proceedings, (ii) labor claims due in the three month period preceding the bankruptcy declaration, (iii) amounts provided by creditors, investors or third parties to the debtor during the judicial reorganization proceeding (DIP Financing), (iv) cash restitution related to the fiduciary assignment/lien (cessão/alienação fiduciária), as described above, (v) judicial administrator’s fees, (vi) obligations resulting from valid legal acts performed during the judicial reorganization, or after the decree of liquidation, (vii) sums provided to the state by the creditors, (viii) expenses with collection, management, asset realization and distribution of the proceeds, as well as court costs of the bankruptcy liquidation proceeding, (ix) court costs with respect to lawsuits and enforcement proceedings in which the estate is defeated, and (x) taxes relating to generating facts occurring after the decree of the liquidation, with due regard for the order established in Article 83 of the Bankruptcy Law and will be paid with preference before the creditors listed above.

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

C.Organizational Structure

As of December 31, 2023, our corporate structure consists of a holding company, four fully controlled subsidiaries (Furnas, Chesf, Eletronorte and CGT Eletrosul), 69 SPEs, grouped into 35 clusters, of which 68 (34 clusters) are located in Brazil – 51 (17 clusters) generation companies and 17 transmission companies – and a generation company abroad, and 20 affiliates, including Eletropar. Pursuant to the Eletrobras Privatization Law, the direct or indirect control of Eletronuclear and Itaipu must remain with the Brazilian Government, which resulted in the transfer of control of both companies to ENBPar.  Below are further details about our subsidiaries:

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

We also hold a majority interest in Eletropar, a company that holds minority interests in the following Brazilian companies: (i) CTEEP; (ii) Empresa Metropolitana de Águas e Energia S.A. – EMAE and (iii) TAESA S.A. Eletropar holds a minority position in Eletronet S.A.

The organizational chart below shows a summary of our shareholder structure and subsidiaries as of the date of this annual report (we also have minority shareholdings in 21 utility companies throughout Brazil). See “Item 4. Information on the Company—A. History and Development—Equity Participation” for further information regarding transactions performed and equity participation held by us in other companies:

*  Accounting in clusters, groups those SPEs that have subsidiaries, accounting for only one SPE for each grouping.

There have been significant impacts to our organizational structure as part of our Privatization process.  See “Item 4. Information on the Company—A. History and Development—Privatization” for further information about our Privatization.

D.Fixed Assets

Our main assets consist of hydroelectric generation plants which are located all over Brazil.  The book value of our total fixed assets as of December 31, 2023, December 31, 2022 and December 31, 2021 was R$35.8 billion, R$34.7 billion and R$33.4 billion, respectively.  As a result of the existing large hydroelectric power capacity still available in Brazil, we believe hydroelectric energy will continue to have a prominent role in providing for the growth in consumption of electrical energy.

E.Compliance

Our New Compliance Program

In accordance with our Code of Conduct, we do not tolerate corruption or any other unfair business practices with respect to our employees, contractors or suppliers. Beyond this, we are committed to applying the highest standards of integrity, legality, and transparency to the conduct of our business and aim to be a reference point for ESG purposes through our enhanced governance practices. Accordingly, we have undertaken the corporate governance and compliance initiatives described in this annual report.

Following our Privatization, we adopted several processes which align with our new operating model. In 2023, we launched our new compliance program on Eletrobras Day, designed to reinforce our commitment to improve our prevention, identification, and correction processes for non-compliance, illicit acts, and unethical behavior. This ensures compliance with anti-corruption laws by administrators, leaders, professionals, and third parties, while promoting the strengthening of a culture of ethics and integrity throughout value creation chain.

Our new compliance program is structured around the pillars of prevention, detection, and evolution, under which the following principles and action points have been defined, among others:

●	Prevention: establishing clear and objective compliance rules in our integrity policies, addressing topics such as interactions with public agents, conflicts of interest, corporate courtesies, fraud and corruption, competition defense, and money laundering, and reflecting the guidelines in processes exposed to the risk of fraud and corruption.
●	Detection: providing an internal compliance management platform to communicate with our professionals for inquiries and records of corporate courtesies, interactions with public agents, and continuous treatment of conflicts of interest, while maintaining constant monitoring of detected alert points, as well as for requests for integrity assessments. We also offer an external and independent whistleblowing platform, encouraging the immediate reporting of ethical breaches, unlawful acts, or non-compliance and ensuring the anonymity of whistleblowers, as well as an external and independent ombudsman platform for receiving requests, suggestions, complaints, and compliments regarding our activities in general.

●	Evolution: analyses and investigations on all cases reported and well-founded complaints through structured internal investigation processes, including the implementation of disciplinary measures and appropriate penalties and sanctions according to the severity of the proven infractions. Under this pillar, we also review work processes to reduce exposure to a compliance risk, as well as integrity mechanisms adopted to ensure greater effectiveness.

In addition, our strategic corporate guidelines are aligned with the UN SDGs and the 2030 Agenda for Sustainable Development. Our commitment prioritizes Sustainable Development Goal 16 (peace, justice, and strong institutions) which includes commitments to substantially reduce tax evasion, corruption, and bribery in all their forms and to enhance transparency, accountability, and effectiveness of institutions at all levels.

Policies and Procedures

The structure and implementation of policies and procedures in respect of the three pillars are outlined in the “Normative Guidelines” section of our compliance program. The guidelines aim to establish rules of conduct and internal controls designed to prevent situations of fraud, corruption, or conflicts of interest and comprise our Code of Conduct, compliance policy and internal compliance standards.

There are other documents within our organization that incorporate corporate integrity criteria as part of their scope to ensure compliance by third parties with the guidelines set by us, among which the following stand out: sponsorship policy, supply policy, transaction policy with related parties, sustainability policy, management appointment policy and representative appointment policy.

In 2023, we carried out more than 1,400 integrity assessments of third parties (suppliers, partners, customers and others) and of our managers and leaders. We also drafted new compliance clauses for contracts and implemented specific integrity assessments and monitoring models were also implemented for commercialization, transmission line auctions, new corporate M&A transactions and new professionals and leaders.

Our compliance policy has been approved by our Board of Executive Officers and Board of Directors and follows the guidelines of the Brazilian Anti-Corruption Law 12,846/13 and the U.S. Foreign Corrupt Practices Act (“FCPA”), in addition to observing the best market practices adopted to promote ethics and corporate integrity. In 2023, our compliance program was recognized by the Brazilian Office of the Comptroller General (CGU) and we received the pro-ethics award for the second consecutive year. We also received our first “Good Practices” award from the 100% Transparency Movement (United Nations-UN), further attesting to our commitment to preventing, detecting, and remedying unethical practices. The monitoring process of the compliance program is formalized in our compliance program monitoring and updating guideline, which establishes rules for monitoring, promoting consolidation and continuous evolution of its guidelines and actions through the application of indicators, preferably systemic, periodic reports and identification of opportunities for improvement based on internal and external review work.

Our Executive Vice-President of Risk, Governance, Compliance and Sustainability oversees compliance within the organization including the adherence to laws, regulations, and ethical standards, as well as the management of corporate risks and the internal control environment, while also coordinating corporate governance using a holistic approach. The Executive Vice-President also manages a multi-disciplinary executive compliance team made up of employees from all of our companies, responsible for coordinating, monitoring and progressing the compliance program. The team is also responsible for managing the ombudsman and whistleblowing platforms.

On a quarterly basis, the progress of the compliance program is reported by our compliance team to our Audit and Risks Committee, which then advises our Board of Directors and is responsible for supervising the functioning and outcomes of the compliance program and has oversight over the whistleblowing platform.  Updates include the reporting of any completed actions, key results, and ongoing and planned initiatives.

Our program uses a broad range of tools to monitor compliance, including indicators, internal and external audits, self-assessments, compliance ambassadors, and reports and investigations into complaints brought under platforms such as the whistleblower platform. The results from such measures, together with the recommendations from the agents responsible, are used by the executive compliance team to continuously improve our compliance program.

Fraud Risk Assessment

Following our Privatization, we took the opportunity in 2023 to conduct a “Fraud Risk Assessment”, in which we analyzed the relationships we had with government officials. Approximately 60 interviews with our key employees and administrators were conducted, along with over 70 internal meetings to assess the adequacy of our internal controls. As a result, we identified over 100 risk factors related to categories such as misappropriation of assets, fraudulent reporting, and corruption, prioritizing those most critical for the development of mitigation action plans. Fraud and corruption risks are reflected in the corporate risk matrix, particularly in our governance.

Having identified such risks, we have defined appropriate mitigation actions for the identified risks, depending on our level of exposure. Our risk management guideline identifies and consolidates business, financial, and ESG risks into a matrix to analyze, treat, and monitor through specific processes developed by their respective managers.

Based on the risk factors identified in the “Fraud Risk Assessment”, our “Business Integrity Screening” platform was implemented in SAP with five strategies and sixteen associated rules, which began operating in the second half of 2023. Through these reports, real-time analyses can indicate improvement opportunities to strengthen our compliance program.

Initiatives

In November 2023, we held a “Compliance Week” across all our companies, comprising both in-person and online events.  The objective was to familiarize all professionals with the compliance program, going into depth on topics such as the new program structure, its guidelines and tools, new perspective on processes, relationships, risk management, indicators, monitoring, and individual and collective commitments. During the “Compliance Week”, we launched our “On Track” campaign, comprising a series of awareness pieces, such as screen savers, backdrops for speeches and video conferences, internal marketing e-mails, which were developed with and for our employees. In terms of our outwardly facing communications, we use our social media platforms to promote awareness of our compliance program.

In December 2023, we launched the “Compliance Ambassadors Program” to identify professionals throughout our organization interested in fostering our new compliance culture throughout all levels and companies within our group. As of December 31, 2023, we have appointed 131 “compliance ambassadors”. We hope that the program will continue to expand its reach and strengthen the adoption of our new policies and procedures.

In respect of corruption and as part of the formal commitments made with external entities (United Nations Global Compact and Ethos Institute), we coordinated an “Action Platform Against Corruption” for the United Nations Global Compact in 2023, guided by the Global Compact’s tenth principle that companies should combat corruption, in all its forms, including extortion and bribery. In May 2023, we further exemplified our leadership in the area and were chosen as the ambassador company of the 100% Transparency Movement of the United Nations Global Compact in Brazil for the years 2023 to 2025, which aims to encourage and empower companies to go beyond their legal obligations in order to strengthen its transparency and integrity mechanisms.

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

We also are subject to the LGPD and may be held liable for any improper handling of personal data, which may lead to penalties of up to R$50.0 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our Consolidated Financial Statements included elsewhere in this annual report.

Overview

Directly and through our subsidiaries, we are involved in the generation and transmission of electricity in Brazil. Our revenues derive mainly from:

●	the generation of electricity through our subsidiaries and its sale to distribution companies and free consumers, which in 2023, 2022 and 2021 accounted for R$26.6 billion, or 71.6%, R$23.9 billion, or 70.0%, and R$21.1 billion, or 61.0% of our net operating revenue, respectively; and
●	the transmission of electricity, which in 2023, 2022 and 2021 accounted for R$17.4 billion, or 46.9%, R$15.8 billion, or 46.3%, and R$17.5 billion, or 50.4% of our net operating revenue, respectively.

Principal Factors Affecting our Financial Performance

Consolidation of Certain SPEs

We started to consolidate the results of SAESA since September 30, 2022, which had a significant effect on our sales of electricity generated as well as our outstanding debt.

In addition, we started to consolidate the results of Teles Pires, Baguari and Retiro Baixo starting in the fourth quarter of 2023.  Their consolidation also led to an increase in our sales of electricity generated as well as our outstanding debt, although to a lesser extent.

Voluntary Dismissal Plan

In November 2022, we launched a voluntary dismissal plan (“VDP 2022”) to which employees who would be retired under the Brazilian federal public pension plan by April 30, 2023 could opt-in, pursuant to the Brazilian Social Security Institute criteria.

Additionally, on June 20, 2023, we launched a new voluntary dismissal plan (“VDP 2023”), the second since our Privatization in June 2022. VDP 2023 was extended to all of our group companies, with the expectation that 1,573 employees would opt-in to such plan. On September 4, 2023, a judicial decision was issued by the Superior Labor Court ordering a suspension of all dismissals for those employees who opted-in to VDP 2023. However, on October 11, 2023, an agreement reached between us and the relevant trade unions was approved by the Superior Labor Court, resulting in the repeal of the decision suspending the dismissals. It was also agreed that the enrolment period for VDP 2023 would be extended for an additional 30 days for up to a further 101 employees.

The table below shows the number of employees adhering to the various voluntary dismissal plans, as well as the pending exits expected to occur in 2024. The exits are staggered to consider the pace of arrivals of new employees, knowledge management, and the criticality related to the exit of certain key personnel.

In total, 4,066 opt-ins were approved, and 2,810 employees left by the end of 2023, representing 69.1% of the total number of employees who opted into the plans.  Of the remaining 1,255 employees yet to resign, 90% are from the areas of operation, maintenance, and supply activities. The estimated overall cost of the VDP 2022 and the VDP 2023 is approximately R$1.7 billion, with estimated savings of R$155.0 million per month after the completion of the programs, or R$1.8 billion over 12 months.

As of the date of this annual report, the total amount recognized in our financial statement under VDP 2022 and 2023 were R$1.26 billion and R$544.7 million, respectively.

Brazilian Macroeconomic Conditions

Brazilian GDP

Brazil’s GDP grew by 2.90% for the year ended December 31, 2023 and by 3.00% for the year ended December 31, 2022, as provided by the IBGE.

The Brazilian economy experienced a slowdown in late 2023, with expectations of GDP growth of 1.89% for 2024.

SELIC Rate

During 2021 and the start of 2020 there were several raises to the SELIC rate. As of December 31, 2021, the SELIC rate was 9.25% and was subsequently increased to 13.75% as of December 31, 2022. As of the date of this annual report, the SELIC rate was reduced to 10.75%.

Inflation

As of December 31, 2023, the Brazilian inflation index increased by 4.62%, as measured by the IPCA, primarily as a result of the 1.11% rise in food and beverage prices in the year, and the 0.35% increase in the prices of health and personal care products. For the year ended December 31, 2022, the inflation rate was 5.79%, compared to 10.06%, for the year ended December 31, 2021.

Exchange Rate

Fluctuations in the exchange rate may impact our financial statements and cash flows due to our exposure to assets and liabilities denominated in foreign currencies. As a result, we may be exposed to exchange rate risks. See "Item 3.D. Key Information—Risk Factors—Risks Relating to Brazil—The volatility of the Brazilian real and of the inflation rates may impact our operations and cash flows” for any related risks.

In April 2023, we contracted a derivative operation denominated cross currency swap with the objective of protecting the bonds issued in relation to exchange rate variation, taking the liability position in Brazilian reais and the change of value of the liability linked to the variable interest rate curve in Brazilian reais (CDI). This derivative operation represented a notional amount of R$6.3 billion.

We have a financial hedging policy in place aimed at monitoring and mitigating the impact of adverse price movements on our financial statements. See “Item 11. Quantitative And Qualitative Disclosures About Market Risk”. We use hedge operations to mitigate our exposure to fluctuations in the U.S.$, safeguarding against potential risks. However, we are still exposed to the Euro, as illustrated in the table below.

	As of December 31, 2023
	Foreign Currency	Real
	(EUR thousands)	(R$thousands)
Loans (as borrower)	(38,223)	(204,552)
Impact in our Financial Statements	(38,223)	(204,552)

Electric Power Market

According to the EPE, the total power consumption in Brazil was 531,013 GWh in the year ended December 2023, which represents an increase of 4.2%, compared to an increase of 1.2% in the year ended December 31, 2022, and 5.2% in the year ended December 31, 2021. The highlight was the residential sector, which grew by 7.6%, reaching 164,323 GWh in 2023 compared to 152,771 GWh in 2022.

The electric power consumption in Brazil by geographic region as of December 31, 2023 and 2022 is presented below:

Energy type (measured in GWh)	2023	2022	%
Brazil	531,013	509,441	4.2
Residential	164,323	152,771	7.6
Industrial	188,268	182,507	2.0
Commercial	97,716	92,495	5.6
Others	80,705	76,668	1.3

Source: Empresa de Pesquisa Energética (EPE) – Monthly Review of the Electricity Sector.

We have been working on a plan to optimize our integrated and coordinated commercialization through our holding company, considering current market dynamics and future trading plans, particularly in light of 20% of our energy being traded on the Free Market from 2023 and all trading being conducted on the Free Market from 2024 onwards. We operate on an annual commercialization cycle based on approved strategy goals and guidelines, asset contracting levels, budget decisions, and planning. Our plan primarily aims to monitor our portfolio against market conditions, establish guidelines, and determine our commercialization strategy by seeking to mitigate market and liquidity risks by maintaining controlled contracting levels, while maximizing the value of energy sold to ensure minimal market risk exposure during supply periods.

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

We have been adopting measures to mitigate risks associated with compulsory loans, including the creation of a “Compulsory Loan Executive Committee”, aiming to develop our legal defenses and seek judicial settlements in order to obtain discounts and fully settle all lawsuits. In large part due to these negotiations, our liabilities in connection with such compulsory loans reduced by R$3.9 billion and we reduced our provisions in respect of 3,409 lawsuits by R$7.2 billion to $17.3 billion in 2023, as compared to R$24.4 billion in 2022, as set forth in the table below. As of December 31, 2023, our obligations under the compulsory loan agreements total R$896.7 million.

	December 31,	December 31,
	2023	2022

	(R$thousands)
Main	4,231,929	6,150,499
Indexation	24,475	39,902
Compensatory Interest	2,637,436	4,040,093
Default Interest	9,521,203	13,081,861
Legal fees	749,652	1,028,103
Other claims	98,872	83,747
Total	17,263,567	24,424,205

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

Itaipu

Itaipu, one of the world’s largest hydroelectric plants, is jointly owned by Brazil and Paraguay and was established and is operated pursuant Itaipu Treaty.  In the past, we acted as the vehicle used by the Brazilian Government to acquire and commercialize the electricity generated by this hydroelectric plant.

As part of our Privatization and pursuant to Law No. 14,182/2021 and CPPI Ordinance No. 203/2021, as amended by CPPI Ordinance No. 221/2021, we were required to transfer our interest in Itaipu to ENBPar for a consideration of R$1.1 billion. The transfer of our shares in 2022 impacted our results in 2022 by an estimated R$897.0 million as shown in the table below.

Impacts on results in 2022 due to Itaipu share transfer	In million (R$)
Receivables amount	1,082,275
Low in equity interest	(185,617)
Transfer gain	896,658

The commercialization of the energy produced by Itaipu for Brazil was immediately transferred to ENBPar from the date of effective transfer of Itaipu. We provided financial, commercial, regulatory, administrative and operational assistance to ENBPar during the management transition, for up to six months. We received renumeration for transitional services of R$2.85 million in 2022 and did not receive any amounts in 2023. See “Item 4. Information on the Company—A. History and Development—Privatization” for further information.

On March 31, 2023, ENBPar paid the outstanding balance of the transfer price in the updated amount of R$952.0 million, which impacted our cash flows from discontinued operations.

Transmission RBSE Payment

In November 2019, all claims against the Brazilian Government and ANEEL from the lawsuit filed by the Associação Brasileira de Grandes Consumidores Livres (“ABRACE”), Associação Técnica Brasileira das Indústrias Automáticas de Vidro (“ABIVIDRO”) and Associação Brasileira dos Produtores de Ferroligas e de Silício Metálico (“ABRAFE”) were dismissed. The claims related to the suspension of the effects on tariffs for the payment of credits related to assets considered non-depreciated as of May 31, 2000, due to the transmission concessionaires that renewed their concessions in 2013, pursuant to Law No. 12,783/2013. Through Resolution No. 3,067 of July 22, 2020, ANEEL established the RAPs for transmission concessionaires in the 2022-2023 cycle. For our companies, the total value of RAP in this cycle was R$18.3 billion, an increase of approximately 25% in relation to the previous cycle. This value considers not only the extended contracts listed in the previous table, but all transmission facilities in operation, including the effect of the contracts tendered. This difference is mainly due to the result of the tariff review of the extended transmission contracts, and to the reincorporation of the Cost of Equity (Ke) to the financial component of the shielded base of the RBSE, after forfeiture of early relief that until then suspended part of these amounts due to preliminary decisions.

In February 2021, ANEEL discussed deferring the payment of RBSE’s indemnities. The tariff review and readjustment processes of four of our former distribution companies, scheduled for the commencement of public consultations and/or deliberations in March and April, refer to a potential impact of this re-profiling of the RBSE indemnities.

In April 2021, ANEEL approved the re-profiling of RBSE’s financial component. This resulted in a reduction in the payment curve of these amounts between July 2021 and June 2023, and an increase in the flow of payments after July 2023, extending these installments until July 2028. The remuneration for the WACC was not affected. The new payment scheme reduced our short-term cash flow curve by approximately R$8.0 billion.

In 2021, the value of contractual transmission assets increased significantly due to the increase in financial revenue driven by the increase in inflation indices, the increase in construction revenue in the period, and the reassessment of the concession asset related to the RBSE and the Ke:

The increase in construction revenue in 2021 is mainly attributed to the re-estimation of the evolution of transmission projects underway and ANEEL’s authorizations for completed RAP transmission projects.

The variation in the assets related to RBSE was due to the following:

(a)	Reprofiling of RBSE’s financial component, approved by ANEEL in April 2021. The decision led to a reduction on the curve of payments related to the periodic revision of the RAPs associated with the transmission facilities for the cycles of 2021/2022 and 2022/2023 and the increase in the payment flow in cycles after 2023, extending these installments until the cycle of 2027/2028, without affecting the remuneration by the cost of equity – RBSE’s Ke;
(b)	Complementary Recognition of the cost of equity – Ke. In 2020, ANEEL ratified only the adjustment by the IPCA of unpaid RBSE values between 2017 and 2020, resulting from ABRACE’S preliminary injunction. On the cycle of 2021 / 2022, based on to a request from Transmission Companies, ANEEL recognized the remuneration of this amount by the Ke, in addition to the IPCA adjustment; and
(c)	Conclusion of the BRR inspection report for the appraisal of Chesf Contract No. 061 / 2011. As a result, the definitive values of the periodic revision for the 2018/2023 RAP period were ratified through the publication of the Confirming Resolution No. 2,935 / 2021.

Undiscounted RBSE of receipts before the reprofiling, complementary recognition of KE, and Chesf’s inspection:

(d)	Before reprofiling:

Total
Cycles*	(R$ thousands)
21-22	9,308,006
22-23	9,308,006
23-24	6,040,332
24-25	6,040,332
25-26	1,313,564
26-27	1,313,564
27-28	1,313,564
Total	34,637,368

*These cycles refer to the months between July and June.

(e)	After reprofiling:

Total
Cycles*	(R$ thousands)
21-22	5,509,358
22-23	6,318,346
23-24	8,394,619
24-25	8,394,619
25-26	8,394,619
26-27	8,394,619
27-28	8,394,619
Total	53,800,799

*These cycles refer to the months between July and June.

In addition to the RBSE values, ANEEL approved the RAP values for the 2023/2024 cycle through Resolution No. 3,216/2023 from July 2022 as further detailed in the table below.

Approved RAPs
Subsidiaries	(R$thousands)
Furnas	7,325,387
Chesf	5,301,210
Eletronorte	3,121,347
CGT Eletrosul	1,826,723
Total	17,574,667

In April 2023, ANEEL issued Technical Note No. 085/2023, which addresses the comments regarding the calculations presented within the scope of the payment of the financial component of the RBSE in Technical Note No. 085/2022, dated June 2022, which revised the requests for reconsideration filed within the scope of the payment of the financial component and reprofiling of the RBSE.  We continue to monitor this issue and continue to apply the existing assumptions, methodologies and calculations.

An amount of R$31.8 billion of the current balance of the contractual assets relating to transmission corresponds to the right to consideration originated from the non-depreciated infrastructure of RBSE – Basic Network of the Existing System, upon the renewal of the concessions in 2012, pursuant to Law No. 12,783/2013. The flow estimated by us for the receipt of RAPs related to RBSE is shown by cycle in the table below.

Cycles	CGT Eletrosul	Chesf	Eletronorte	Furnas	Total

	(R$thousands)
24-25	479.9	2,572.0	1,129.4	4,213.3	8,394.6
25-26	479.9	2,572.0	1,129.4	4,213.3	8,394.6
26-27	479.9	2,572.0	1,129.4	4,213.3	8,394.6
27-28	479.9	2,572.0	1,129.4	4,213.3	8,394.6
Total	1,919.6	10,288.0	4,517.6	16,853.2	33,578.4

Debt Operations

Reprofiling of Debentures

In June 2023, our Board of Directors approved the reprofiling of the first debenture issuance of Amazonas GT, whose debt balance is R$0.18 billion, and the second simple debenture issuance of Eletronorte, whose debt balance is R$0.33 billion, along with our collateral guarantee as guarantor to the respective debentures.

As a result of the reprofiling, the maturity of the debentures in respect of Eletronorte’s issuance was extended by 5 years, and applicable interest rates under the debenture issuance reduced to CDI + 2.75% per annum and CDI + 2.17% per annum for Amazonas GT and Eletronorte., respectively.

Issuance of Debt

In September 2023, we completed our fourth debenture issuance in two series, unsecured and not convertible to shares, comprising 7.0 million debentures with a nominal unit value of R$1,000, totaling R$7.0 billion on the date of issue with (i) R$4.0 billion in the first series; and (ii) R$3.0 billion in the second series.

Also in September 2023, our subsidiary, Furnas, issued commercial notes in five series, guaranteed by us, of R$3.5 billion, with (i) R$0.5 billion in the first series; (ii) R$0.5 billion in the second series; (iii) R$1.0 billion in the third series; (iv) R$0.5 billion in the fourth series; and (v) R$1.0 billion in the fifth series.

Debt Restructuring

In November 2023, our subsidiary, SAESA, underwent a debt restructuring. Furnas conducted a capital increase of R$2.04 billion, the total amount of which was used to prepay part of SAESA’s debt. We assumed the outstanding debt balance owed by SAESA to BNDES FINEM and other lending banks in the amount of R$11.5 billion.

Impairment

IAS 36 Technical Pronouncement – Impairment of Assets, determines that an asset must be recorded at an amount that does not exceed the amount to be recovered through the sale of such asset.

This standard defines “Recoverable Amounts” as the greater between the fair value less cost of selling an asset or the cash-generating unit’s Value in Use. Fair Value, according to IFRS 13, is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a transaction between market participants on the settlement date. The Value in Use, pursuant to IAS 36, is the present value of expected future cash flows that should arise from an asset or cash-generating unit. Value in Use, as its name suggests, represents the value expected by us and resulting from the performance of the asset over its useful life. The Fair Value corresponds to the measurement of the amount to be received in the event of the sale of this asset. We estimate the recoverable amount of our property, plants, equipment and intangible assets based on the Value in Use approach, which is measured based on the present value of estimated future cash flows.

The assumptions used consider our management’s best estimate of future trends in the electricity sector and are based on both external sources of information and historical data of the cash generating units.

We consider the main assumptions set out below:

●	Growth consistent with historical data and growth prospects of the Brazilian economy;
●	Discount rate per year, after taxes, specific for the tested segments: 5.81% for non-renewed generation, 6.53% for renewed generation in 2023, (4.82% for non-renewed generation, 5.58% for renewed generation in 2022), taking into consideration the weighted average cost of capital;
●	The pre-tax discount rate per year for the corporate ventures tested ranges from 6.96% to 13.56%;
●	Projected revenues according to the contracts, with no concession/authorization extension forecast;
●	Expenses separated by cash generating unit, projected based on the PDNG for 5 years and consistent with the plan for the remaining years, until the end of the concessions and without considering future renewals/extensions; and
●	We treated each of our plants as independent cash generating units.

The table below sets out the impairments we recorded for the years ended December 31, 2023 and 2022:

	December 31, 2023			December 31, 2022
	Generation	Administration	Total	Generation	Administration	Total

	(R$ thousands)
Fixed assets	1,769,570	—	1,769,570	2,536,835	—	2,536,835
Intangible assets	7,078	70,431	77,509	83,917	69,071	152,988
Total	1,776,648	70,431	1,847,079	2,620,752	69,071	2,689,823

The table below sets out our provisions for the years ended December 31, 2023 and 2022 for each plan:

Generation1

Cash Generating Unit(1)	December 31, 2022	Addition/Reversion	Write-off	Transfers	December 31, 2023
UTE Candiota	1,043,193	(225)	—	(1,042,968)	—
UTE Santa Cruz	567,253	—	—	(567,253)	—
UTE Candiota Phase B	276,877	(396)	—	(276,481)	—
Eólica Casa Nova I	234,733	31,522	—	—	266,255
UHE Batalha	78,651	(3,304)	—	—	75,347
UTE Mauá Bloco 4	49,372	—	—	—	49,372
UTE Aparecida Óleo	46,258	—	—	—	46,258
UTE Mauá Bloco 1	41,040	—	—	—	41,040
PCH Funil	39,098	(39,098)	—	—	—
Eólica Ventos de Angelim S.A	31,914	—	(31,914)	—	—
PCH Pedra	12,445	9,402	—	—	21,847
Eólica Coxilha Negra	—	591,926	—	—	591,926
Samuel HPP	—	261,886	—	—	261,886
PCH João Borges	—	57,523	—	—	57,523
PCH Rio Chapéu	—	48,392	—	—	48,392
Eólica Coxilha Seca	—	47,358	—	—	47,358
Ibirapuitã(1)	—	11,123	—	56,551	67,674
Others	199,918	(59,617)	(1,246)	62,715	201,770
Total	2,620,752	956,492	(33,160)	(1,767,436)	1,776,648

(1) Values returned from asset held for sale due to the split of Livramento Holding resulting from the decision to sell only the inoperative complexes.

Below we highlight the main impacts resulting from our evaluation of the recoverable value as of December 31, 2023:

Coxilha Negra

CAPEX related to Coxilha Negra was substantially incurred in 2023. In 2022, testing of the Coxilha Negra wind farm was not conducted as a result of insignificant progress. The wind farm asset was tested for impairment, which resulted in a provision in the amount of R$591.9 million.

Samuel

In 2022, testing of the Samuel Hydroelectric Plant was not conducted as a result of insignificant progress. In 2023, the hydroelectric plant was tested and an impairment was recorded in the amount of R$261.9 million.

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

1 Values transferred to the asset held for sale

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

Taxes on Revenues

Taxes on revenues consist of Imposto sobre a Circulação de Mercadorias e Serviços (“VAT”), a sales tax charged on gross revenues. These taxes do not apply to revenues from the transmission RBSE payments described in “—Principal Factors Affecting our Financial Performance—Transmission RBSE Payment.” We are subject to different VAT rates in the different states in which we operate, depending also on the type and destination of energy, for example. Recently, in connection with the Extraordinary Appeal No. 71,4139, the Brazilian Supreme Court ruled that certain VAT taxes charged over energy were unconstitutional, since they charged very high rates that do not take into account the necessity of this energy. This decision is binding on all taxpayers and establishes that the maximum VAT rate applicable to energy transactions must be taxed at an ordinary rate. Compliance with this decision is not uniform across Brazil, as certain states did not revise their legislation and others have revised their legislation to comply with this binding ruling. Pursuant to applicable regulations, we are not liable for VAT on revenues in our transmission segment. Additionally, we are subject to two federal taxes imposed on the gross revenues of corporate entities: the Program of Social Integration (PIS) and (COFINS).

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

Operating Expenses

Personnel, Supplies and Services

Our operating expenses related to personnel, supplies and services primarily consist of daily administrative expenses for employees, equipment and infrastructure, as well as expenses related to outsourcing security, maintenance and external consultants and advisors. Due to the diverse nature of these expenses, we apply certain subjective criteria to allocate such expenses to our operational activities. These expenses do not include raw material costs used to generate power.

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

Intangible assets are initially measured at their cost and subsequently deducted from amortization and impairment loss, if verified. Our intangible assets substantially consist of the acquired rights to explore electricity generation projects under the New Concession Agreements following our Privatization. The initial cost of intangibles arising from our Privatization process was formed based on the value of the obligations and indemnities determined by Law No. 14,182/2021. The amortization of these assets will be carried out on a straight-line basis for the period of the respective contracts, and those assets are subject to a phasing out from the quota regime for energy trading and will be amortized progressively in accordance with the evolution of the associated revenues projection considering a phasing out at a 20% rate per annum that began in 2023.

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

Financial Income (Expenses), Net

Financial Income

This reflects interest income and commissions we receive from loans we made in accordance with the provisions of Brazilian law that permitted us to act as a lender to certain public utility companies, as well as marketable securities, comprising Certificado de Depósito Bancário (CDB) securities and fixed-income funds (see “Item 4. Information on the Company—Business Overview—Lending and Financing Activities” for a description of our outstanding loans to other Brazilian utility companies).

Financial Expenses

This mainly reflects debt and leasing expenses.

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

Additionally, we monitor our exposure to the floating rates and have entered into derivative contracts to minimize this exposure in accordance with our financial hedge policy. Notably, in April 2023, we entered into a derivative transaction aimed at hedging foreign currency debts against exchange rate fluctuations by allowing us to hedge our dollar-denominated liabilities through a cash flow swap, converting U.S. dollar debt payments into Brazilian reais and to link our liabilities to the variable interest rate curve in Brazilian reais (CDI).

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

Please see note 35 to Consolidated Financial Statements for information on revenues from external customers and intersegment revenues.

The following table shows our revenues and operating expenses as a percentage of net operating revenues with eliminations:

	Year Ended December 31			Year Ended December 31
	2023	2022	2021	2023	2022	2021

	(%)			(R$ thousands)
Continuing Operations
Revenues
Administration	0.00%	0.90%	4.31%	—	305,318	1,491,893
Generation	71.63%	70.01%	61.05%	26,616,642	23,855,537	21,138,219
Transmission	46.91%	46.30%	50.40%	17,432,037	15,774,884	17,450,333
Other operating revenues	1.15%	3.23%	2.67%	426,427	1,101,817	925,455
Taxes on revenues	(13.37)%	(13.62)%	(12.88)%	(4,967,222)	(4,640,238)	(4,458,848)
Regulatory charges on revenues	(6.32)%	(6.82)%	(5.55)%	(2,348,976)	(2,323,085)	(1,920,218)
Net operating revenue	100.00%	100.0%	100.0%	37,158,908	34,074,233	34,626,834
Expenses
Operating expenses	(70.32)%	(85.92)%	(85.78)%	(26,129,636)	(29,275,307)	(29,702,291)
Regulatory remeasurements - Transmission contracts	(0.03)%	1.07%	14.03%	(12.144)	365.178	4.858.744
Financial result	(32.30)%	(12.84)%	(4.16)%	(12,002,121)	(4,373,595)	(1,441,954)
Other revenues and expenditure	1.75%	0.55%	3.50%	651,280	186,924	1,210,754
Results of Equity Method Investments	5.55%	6.95%	4.35%	2,062,090	2,369,777	1,507,418
Profit before taxes	4.65%	9.82%	31.94%	1,728,377	3,347,210	11,059,505
Income tax and social contribution	8.07%	(2.04)%	(15.19)%	2,998,498	(695,613)	(5,260,642)
Net profit from Continuing Operations	12.72%	7.78%	16.75%	4,726,875	2,651,597	5,798,863
Net profit (loss) from Discontinued Operations	(0.89)%	2.90%	(0.25)%	(332,014)	986,785	(85,230)
Net profit for the year	11.83%	10.68%	16.50%	4,394,861	3,638,382	5,713,633

The following table shows our revenues and operating expenses as a percentage of net operating revenues without inter-company eliminations:

	Year Ended December 31,			Year Ended December 31,
	2023	2022	2021	2023	2022	2021

	(%)			(R$ thousands)
Continuing Operations
Revenues
Administration	0.00%	0.88%	4.25%	—	305,318	1,491,893
Generation	71.24%	69.59%	60.90%	26,880,733	24,100,298	21,360,229
Transmission	47.02%	46.35%	50.34%	17,743,653	16,051,605	17,657,758
Other operating revenues	1.13%	3.29%	2.69%	426,557	1,139,482	944,444
Taxes on revenues	(13.16)%	(13.40)%	(12.71)%	(4,967,222)	(4,640,238)	(4,458,848)
Regulatory charges on revenues	(6.22)%	(6.71)%	(5.47)%	(2,348,976)	(2,323,085)	(1,920,218)
Net operating revenue	100.00%	100.0%	100.0%	37,734,745	34,633,380	35,075,258
Expenses
Operating expenses	(70.77)%	(86.14)%	(85.96)%	(26,705,473)	(29,834,454)	(30,150,716)
Regulatory remeasurements - Transmission contracts	(0.03)%	1.05%	13.85%	(12.144)	365.178	4.858.744
Financial result	(31.81)%	(12.63)%	(4.11)%	(12,002,121)	(4,373,595)	(1,441,954)
Other revenues and expenditure	1.73%	0.54%	3.45%	651,280	186,924	1,210,754
Results of Equity Method Investments	26.03%	24.02%	52.80%	9,821,359	8,319,313	18,520,108
Profit before taxes	25.14%	26.84%	80.03%	9,487,646	9,296,746	28,072,194
Income tax and social contribution	7.95%	(2.01)%	(15.00)%	2,998,498	(695,613)	(5,260,642)
Net profit from Continuing Operations	33.09%	24.83%	65.04%	12,486,144	8,601,133	22,811,552
Net profit (loss) of Discontinued Operations	(0.88)%	3.05%	(1.27)%	(332,014)	1,055,275	(445,358)
Net profit for the year	32.21%	27.88%	63.77%	12,154,130	9,656,408	22,366,194

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenue:

Net operating revenue for 2023 increased by R$3.1 billion, or 9.1%, to R$37.2 billion in 2023 from R$34.1 billion in 2022 as a result of the factors described below.

Electricity Sales

Electricity sales for 2023 increased by R$3.5 billion, or 22.7%, to R$18.7 billion in 2023 from R$15.2 billion in 2022. This increase was mainly due to a corresponding increase of R$2.9 billion in revenues from electricity sales as a result of (i) the consolidation of SAESA as we consolidated its results for the entire year in 2023 compared to only the last six months of 2022, representing an increase of R$1.8 billion; and (ii) an increase in energy available for sale in the free market  due to the gradual unbundling process of the plants subject to the quota regime (at a rate of 20% per year), resulting in a gain of R$830 million in the supply line, of which R$490 million in Chesf and R$340 million in Furnas.

Contractual Financial Revenue

Contractual financial revenue for 2023 decreased by R$765.2 million, or 9.7%, to R$7.1 billion in 2023 from R$7.9 billion in 2022. This decrease was mainly due to a lower IPCA in 2023, which is the index used for monetary adjustments under certain contracts. As of December 31, 2023, the IPCA reached 4.62% compared to 5.79%, as of December 31, 2022.

Operating Expenses

Operating expenses for 2023 decreased by R$3.1 billion, or 10.7%, to R$26.1 billion in 2023 from R$29.3 billion in 2022. This decrease was mainly due to a 64.2% decrease in operational provisions to R$2.5 billion in 2023 from R$6.9 billion in 2022. The main highlights are:

●	A provision (reversal) for litigation, including an economically favorable outcome in the compulsory loan settlement agreements during the period amounting to R$2.0 billion;
●	Onerous contracts, mainly related to the energy marketing contract with Jirau Energia in the amount of R$729.5 million; and
●	An impairment of R$853.8 million for the Coxilha Negra wind farm and the Samuel Hydroelectric Plant, and a refund to the RGR Fund following ANEEL's determination in the amount of R$558.4 million in monthly and equal installments until December 31, 2026.

Financial Result

Financial result increased by 174.4%, which resulted in an expense of R$12.0 billion in 2023 compared to an expense of R$4.4 billion in 2022. The increase in financial expenses is mainly due to obligations related to the purchase of intangible assets in connection with our Privatization, which were accounted in 2023 for the entire year, as compared to only six months in 2022 (considering the date of our Privatization). Furthermore, for the entire year of 2023, we recorded the impact of financial charges related to the debt of SAESA, a subsidiary we started to consolidate from September 2022.

Results of Equity Method Investments

Our equity in the results of investments accounted for using the equity method decreased by R$307.7 million, or 13.0%, to R$2.1 billion in 2023 from R$2.4 billion in 2022, mainly due to negative variations in the results of (i) SPE Norte Energia (R$107.9 million); and (ii) Eletronuclear (R$114.9 million), affected by the scheduled shutdown of Angra I and II plants in 2023.

Other Revenues and Expenditure

Other revenues and expenditure for 2023 increased by R$464.3 million, or 248.4%, to revenue of R$651.3 million in 2023 from revenue of R$187.0 million in 2022.  This increase was mainly due to revenue from acquisitions of control. In 2023, Furnas recognized a gain from the remeasurement of its shareholding investment related to the acquisition of control of the following SPEs: Baguari Energia, Retiro Baixo, Triângulo Mineiro and Vale do São Bartolomeu, totaling R$283.9 million.

Income Taxes and Social Contributions

Income taxes and social contributions decreased by R$1.1 billion, or 68.6%, to an expense of R$512.5 million in 2023 from an expense of R$1.6 billion in 2022. Deferred income taxes and social contributions increased by R$2.6 billion, or 275.9%, to income of R$3.5 billion in 2023 from an income of R$934.0 million in 2022. This increase was mainly due to our subsidiary, MESA, recognizing deferred taxes constituted on tax losses and negative bases in the amount of R$2.5 billion in December 2023, totaling a recognition in the deferred asset of this indirect subsidiary in the amount of R$4.5 billion. See note 13.4 of our Consolidated Financial Statements for further details on this matter.

Discontinued Operations

We reclassified the results of Eletronuclear and Itaipu as “discontinued operations” for the years ended December 31, 2023, 2022, and 2021. For the year ended December 31, 2023, we recorded a loss of R$332.0 million, as compared to income of R$987.0 million in 2022. This loss is a result of the discount for the anticipated transfer of control of Itaipu to ENBpar. See note 11 of our Consolidated Financial Statements for further details on this matter.

Net Profit

As a result of the factors discussed above, we reported net profit of R$4.4 billion in 2023 compared to net income of R$3.6 billion in 2022.

Results of Generation Segment

Net Operating Revenue

Net operating revenues for the generation segment increased by R$2.1 billion, or 10.6%, to R$22.4 billion in 2023 from R$20.3 billion in 2022 as a result of the factors set out below.

Electricity Sales

Electricity sales for 2023 increased by R$3.5 billion, or 22.7%, to R$18.7 billion in 2023 from R$15.2 billion in 2022. This increase was mainly due to a corresponding increase of R$2.9 billion in revenues from (i) electricity sales as a result of the consolidation of SAESA, whose results were consolidated for the entire year in 2023 compared to only the last six months of 2022, representing an increase of R$1.8 billion; and (ii) an increase in energy available for sale in the free market due to the gradual unbundling process of the plants subject to the quota regime (at a rate of 20% per year), resulting in a gain of R$830 million in the supply line, of which R$490 million in Chesf and R$340 million in Furnas.

Operating Expenses

Operating expenses for the generation segment increased by R$3.1 billion, or 20.9%, to R$17.8 billion in 2023. This increase was mainly due to (i) 27% higher electric grid usage charges as a result of adjustments required by ANEEL under the Homologation Resolution No. 3217/2023 of ANEEL (cycle 2023-2024) and (ii) consolidation of the following subsidiaries: SAESA, Teles Pires, Baguari, and Retiro Baixo.

Results of the Transmission Segment

Net Operating Revenue

Net operating revenue from the transmission segment increased by R$1.2 billion, or 8.8%, to R$15.2 billion in 2023 from R$14.0 billion in 2022. This increase was mainly due to a 15% increase in revenue in operations and maintenance due to the adjustment of the RAP in accordance with Regulatory Resolution No. 3216/2023, effective from July 2023. Additionally, revenue from construction increased, which is directly related to the investments made in ongoing transmission projects.

Operating Expenses

Operating expenses for the transmission segment decreased by R$2.5 billion to an expense of R$8.0 billion in the year ended December 31, 2023, from an expense of R$10.4 billion in the same period of 2022. This decrease was mainly due to reversal of (i) impairments of certain transmission lines; and (ii) a provision for litigation of R$379.9 million by Chesf in 2023.

Results of the Administration Segment

Net Operating Revenue

Net operating revenue for the administration segment decreased by R$269.7 million, or 71.0%, from R$380.0 million in 2022 to R$110.3 million in 2023.  This was primarily due to the transfer of Itaipu to ENBpar, as provided for in Law No. 14,182/2021.

Operating Expenses

Operating expenses for the administrative segment decreased by R$3.7 billion, or 80.3%, to R$920.1 million in 2023 from R$4.7 billion in 2022.  This was mainly due to a decrease of 68.3% in operational provisions, from R$6.9 billion in 2022 to R$2.2 billion in 2023, including, among others, (i) the reversal of provisions for litigation due to the economically favorable outcome in compulsory loan settlement agreements in the amount of R$2.0 billion and (ii) a refund from the RGR Fund in the amount of R$558.4 million as a result of a decision by ANEEL.

Year ended December 31, 2022 compared to year ended December 31, 2021

Net Operating Revenue

Net operating revenue for 2022 decreased by R$553.0 million, or 1.6%, to R$34.1 billion in 2022 from R$34.6 billion in 2021 as a result of the factors described below.

Electricity Sales

Electricity sales for 2022 increased by R$1.7 billion, or 12.9%, to R$15.2 billion in 2022 from R$13.5 billion in 2021. This increase was mainly due to the fact that Furnas became the controlling shareholder of MESA in July 2022, adding R$2.4 billion to our revenues from the supply of energy. This increase was partially offset by a reduction in revenues from trading on the CCEE, which decreased by R$1.9 billion in 2022 compared to 2021, due to the improved hydrological conditions in Brazil, which significantly reduced the need to import electricity from Uruguay.

Contractual Financial Revenue

Contractual financial revenue for 2022 decreased by R$2.0 billion, or 20.6%, to R$7.9 billion in 2022 from R$9.9 billion in 2021. This decrease was mainly due to a decrease in IPCA, which is the index we use for inflation adjustments under certain contracts. As of December 31, 2022, the IPCA reached 5.79% compared to 10.06% as of December 31, 2021.

Operating Expenses

Operating expenses for 2022 decreased by R$0.4 billion, or 1.4%, to R$29.3 billion in 2022 from R$29.7 billion in 2021. This increase was mainly due to:

●	The voluntary dismissal plan we launched in 2022, which resulted in an expense of R$1.3 billion for the year ended December 31, 2022, compared to no expense in the prior year;
●	Depreciation and amortization, which increased by R$1.3 billion, or 86.4%, from R$1.4 billion in the year ended December 31, 2021, to R$2.7 billion in the year ended December 31, 2022. This increase is due to the New Concession Agreement entered into in June 2022 as part of our Privatization and the effect of six additional months of amortization in 2022 compared to 2021 relating to the extension period of the concessions due to the adherence to the renegotiation of the hydrological risk based on the GSF. For further details on the renegotiation of hydrological risks, please refer to “Item 5 Operating and Financial Review and Prospect - the Generation Scaling Factor;”

●	The cost of purchased energy for resale, which decreased by R$1.1 billion, or 26.8%, from R$4.3 billion in the year ended December 31, 2021, to R$3.1 million in the year ended December 31, 2022. This decrease was mainly due to the reduction in the import of energy from Uruguay due to the increase in the levels of the reservoirs of our hydroelectric plants in 2022; and
●	The operational provisions decreased by R$8.0 billion, or 53.6%, from R$14.9 billion in the year ended December 31, 2021, to R$6.9 billion in the year ended December 31, 2022. This reduction was mainly due to the fact that we recorded a provision for litigation related to compulsory loans in 2021 of R$10.9 billion compared to no provision in 2022. It was partially offset by the increase in expected credit loss on financings and loans of R$2.7 billion and the increase in expected credit loss on consumers and resellers in the amount of R$1.8 billion carried out in the year ended December 2022.

Financial Result

Financial result increased by R$3.0 billion, or 203.3%, which resulted in an expense of R$4.4 billion in 2022 compared to an expense of R$1.4 billion in 2021. This variation was mainly attributed to the increase in debt charges in the amount of R$1.9 billion which largely impacted by the consolidation of SAESA and the recognition of charges with the CDE Account in the amount of R$1.1 billion in the year ended December 31, 2022 in connection with the Privatization.

Results of Equity Method Investments

Our equity in the results of investments accounted for using the equity method increased by R$862.4 million, or 57.2%, to R$2.4 billion in 2022 from R$1.5 billion in 2021, mainly due to: (i) MESA’s consolidation following Furnas’ acquisition of its control compared to an expense of R$972.0 million in 2021; and (ii) the positive variation of R$141.0 million in the results of Eletronuclear.

Other Revenues and Expenditures

Other revenues and expenditures in 2022 decreased by R$1.0 billion, or 84.6%, to a revenue of R$187.0 million in 2022 from a revenue of R$1.2 billion in 2021.This decrease was mainly due to the revenue from the CCC Account received in 2021 in the amount of R$622.0 million compared to no amount received in 2022. Additionally, in 2022 we also recognized an expense of R$355.0 million in relation to the New Concession Agreements we entered into as part of our Privatization as we wrote off the residual values of these concessions due to the fact that the CNPE determined them not to be recoverable.

Income Taxes and Social Contributions

The effective tax rate for 2022 was 20.8% compared to 47.6% in 2021. Income taxes and social contributions increased by R$192.0 million, or 13.4%, to an expense of R$1.6 billion in 2022 from an expense of R$1.4 billion in 2021. Deferred income taxes and social contributions decreased by R$4.8 billion, or 124.4%, to income of R$934.0 million in 2022 from an expense of R$3.8 billion in 2021. This decrease was due to the deferred tax liabilities arising from the effects of the tariff revision and the recognition of the GSF recognized in 2021.

Discontinued Operations

We reclassified the results of Eletronuclear and Itaipu as “discontinued operations” for the years ended December 31, 2022, 2021, and 2020. We recorded a loss of R$85.0 million, compared to a profit of R$987.0 million on December 31, 2022. This increase was a result of the gain made from the transfer of control of Itaipu to ENBPar, in the amount of R$897.0 million in 2022.

Net Profit

As a result of the factors discussed above, we reported net profit of R$3.6 billion in 2022 compared to net profit of R$5.7 billion in 2021.

Results of Generation Segment

Net Operating Revenue

Net operating revenues for the generation segment increased by R$2.3 billion, or 12.5%, to R$20.3 billion in 2022 from R$18.0 million in 2021 as a result of the factor set out below.

Electricity Sales

Electricity sales increased by R$1.7 billion, or 12.9%, to R$15.2 billion in 2022 from R$13.5 billion in 2021. This increase was mainly due to the consolidation of MESA by our subsidiary Furnas, which added R$2.4 billion in additional revenues from the supply of energy, partially offset by the reduction in short-term electricity sales due to improved hydrological conditions in Brazil in 2022.

Operating Expenses

Operating expenses for the generation segment increased by R$5.3 billion, or 55.7%, to R$14.9 billion in 2022. This increase was mainly due to an increase of R$3.7 billion in energy purchased for resale and to the extension of the concession period for the hydroelectric power plants covered by ANEEL Ordinances No. 2,919/2021 and No. 2,932/2021 relating to the recovery from the hydrological risk in 2021, from income of R$1.1 billion in 2021 to an expense of R$2.7 billion in 2022. Additionally, there was an increase of R$1.0 billion in depreciation and amortization expenses, mainly due to entry into the New Concession Agreements.

Results of Transmission Segment

Net Operating Revenue

Net operating revenue from the transmission segment decreased by R$1.7 billion, or 10.9%, from R$15.7 billion in 2021 to R$14 billion in 2022. This decrease was mainly due to (i) differences in the IPCA, which is the index we use for inflation adjustments under certain contracts and (ii) the extension of the concession period for the hydroelectric power plants and complexes covered by ANEEL Resolutions Nos. 2,919/2021 and 2,932/2021 to provide for a recovery of the hydrological risk posed in 2021. As of December 31, 2022, the IPCA reached 5.79% compared to 10.06% as of December 31, 2021.

Operating Expenses

Operating expenses for the transmission segment increased by R$9.1 billion to an expense of R$10.4 billion in the year ended December 31, 2022, from an expense of R$1.3 billion in the same period of 2021. This increase was mainly due to the decrease in the periodic tariff revenue from R$4.9 billion in the year ended on December 31, 2021, to R$365.2 million in the year ended on December 31, 2022, due to the reprofiling of the financial component of the RBSE approved by ANEEL in April 2021. In addition, there was an increase in operational provisions of R$1.2 billion, 303.7%, from R$389.0 million in the year ended December 31, 2021, to R$1.6 billion in the same period of 2022 due to increased provisions for ongoing litigation. Additionally, there was an increase in payroll and related charges of R$1.4 billion, or 38.32%, to R$5.0 billion in the year ended December 31, 2022, from R$3.6 billion in the same period of 2021, mainly due to de voluntary dismissal plan launched in 2022.

Results of Administrative Segment

Net Operating Revenue

Net operating revenue for the administrative segment decreased by R$986.0 million, or 72.2%, from R$1.4 billion in 2021 to R$380.0 million in 2022.

Operating Expenses

Operating expenses for the administrative segment decreased by R$9.8 billion, or 67.7%, to R$4.7 billion in 2022 from R$14.4 billion in 2021. This decrease was mainly due to the decrease in Operating provisions, mostly related to the compulsory loan litigation, in the amount of R$8.8 billion, from R$12.3 billion in the year ended December 31, 2021, to R$3.5 billion in the same period of 2022.

ITEM 5B. Liquidity and Capital Resources

Our main sources of liquidity derive from the cash generated by our operations and from loans received from various sources, including funding from the local and international capital markets.

We require funding mainly to finance the upgrade and expansion of our generation and transmission facilities and to repay our maturing debt obligations.

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

Sources of financing for working capital and for investments in long-term assets

Our main sources of financing for working capital and investments in fixed assets in the last three years were our own operational cash flows and loans from domestic and international lenders.

The main uses of our resources by us refer to (i) payment or renegotiation of debt; (ii) funding the improvement and expansion of our generation and transmission projects; (iii) possibility to participate, through our subsidiaries, in public bidding processes in connection with new transmission lines and new generation auctions and agreements, since, if we succeed in any of these bidding processes, we will need additional resources to fund the required investments to expand the applicable operations.

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

However, it is important to note that covenants, whether associated with compliance with financial ratios, are not necessarily fully present in all of our and our subsidiaries’ agreements. Besides, they may reflect conditions, calculation protocols and limits dimensioned in a customized way according to the reality of each company of the group and contractual negotiations carried out at the time of the financing.  We have been adopting initiatives to gradually conform the covenants in our existing agreements with those we are adopting in our new agreements.

Our main uses of funds in the year ended December 31, 2023, were for investments in the generation and transmission assets and for business combinations, and the net cash provided by investing activities was R$0.8 billion. In the year ended December 31, 2022, our main uses of funds were for acquisitions of intangible assets in connection with our Privatization in the amount of R$32.0 billion and the net cash used in investing activities was of R$24.7 billion. In the year ended December 31, 2021, our main uses of funds were for advances for capital increase of investees and investments in transmission assets, and the net cash used in investing activities was R$1.0 billion. We meet these requirements with (i) cash and cash equivalents (R$13.0 billion), and (ii) long-term financing (totaling R$49.4 billion). Our management believes that we have sufficient sources of liquidity to meet our present financial commitments through the combined use of our operating cash flow, the receipt of indemnities already approved by the grantor as a result of Law No. 12,783/13, our issuances of debentures, and proceeds from loans and financings already contracted. Our Board of Directors has approved a strategic business plan which aims to increase investment, sell administrative properties, sell certain SPEs, structure a tax planning strategy in order to optimize our tax costs and improve the use of tax credits.

Short-Term Debt

Our outstanding short-term debt serves many purposes, including supporting our working capital. As of December 31, 2023, our total debt due in the short-term, including accrued interest, amounted to R$11.3 billion, compared to R$7.5 billion as of December 31, 2022.

Long-Term Debt

Our outstanding long-term debt consists primarily of loans from financial institutions and offerings in the international capital markets. As of December 31, 2023, our consolidated long-term debt was R$49.4 billion. As of December 31, 2022, our consolidated long-term debt was R$51.6 billion. Some of our short-term and long-term debt contain financial covenants. See “Item 4. Information on the Company—B. Business Overview—Lending and Financing Activities” for further information regarding our debts and lending activities.

	For the Year Ended December 31
	2023	2022	2021

	(R$ millions)
Net Cash Flows from Operations:
Provided by operating activities	8,235	8,104	7,566
Provided by/ Used in investing activities	(125)	(27,801)	(505)
Provided by/ Used in financing activities	(6,755)	30,247	(8,166)

	For the Year Ended December 31
	2023	2022	2021

	(R$ millions)
Net Cash Flows from Discontinued Operations:
Provided by/ Used in operating activities	—	(2,909)	(601)
Provided by/ Used in investing activities	952	3,080	(1,504)
Provided by/ Used in financing activities	—	(175)	2,106

Cash Flow from Operating Activities – Continued Operations

Our cash flows from operating activities primarily result from:

•	the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices;
•	the payment of financial charges;
•	the payment of global reverse reserve charges;
•	amounts received from allowed annual revenue;
●	marketable securities held through the end of December 31, 2022 for dealing or trading, with the purpose of gaining profits from these investments;
•	the payment of income taxes and social contributions;
•	amounts received from financial assets;
•	amounts received form remuneration of investments in ownership interests;
•	income received from investments in equity securities;
•	the impact of provisions for legal proceedings; and
•	deposits for legal proceedings in cases where we are ordered to pay a deposit to the relevant court.

Cash flows from operating activities have been sufficient to meet operating and capital expenditures requirements during the periods under discussion.

In the year ended December 31, 2023, the variation in our cash flows from operating activities was minimal, represented by an increase of R$0.1 billion, or 1.6%, to R$8.2 billion in 2023 from R$8.1 billion in 2022. In 2023, we adopted a new investment policy as described in Note 8 of our Consolidated Financial Statements.

In the year ended December 31, 2022, our cash flows from operating activities increased by R$0.5 billion, or 7.1%, to R$8.1 billion in 2022 from R$7.6 billion in 2021. This is mainly due to the reduction in litigation related payments in the amount of R$2.0 billion. This amount was partially offset by an increase of R$1.0 billion in interest payments from R$2.2 billion as of December 31, 2021, to R$ 3.2 billion as of December 31, 2022 due to the increase of R$859 million in the payment of interest by our subsidiary Furnas as a result of the control acquisition of MESA in July 2022.

Cash Flows from Investing Activities – Continued Operations

Our cash flows from investing activities primarily reflect:

•	investment acquisitions that we entered into with third parties in the private sector in relation to the operation of new plants;
•	acquisition of fixed assets (primarily investments in equipment necessary for operational activities);
•	payment and receipts of loans and financing on investment activities;
•	acquisition of intangible assets;
•	financial investments;
●	marketable securities held as from 2023, with the purpose of earning interest income;
•	capital increase investment in equity investments; and
•	investments for future capital increases.

In the year ended December 31, 2023, our cash flows from investing activities decreased by R$27.7 billion, or 99.6%, to cash used of R$0.1 billion in 2023 from cash used of R$27.8 billion in 2022. This variation was mainly due to the payment of grant bonus in the amount of R$26.6 billion in exchange for the right to explore electricity generation projects under the New Concession Agreements.

In the year ended December 31, 2022, our cash flows from investing activities decreased by R$28.3 billion to cash used of R$27.8 billion in 2022 from cash provided of R$505.2 million in 2021. This variation was mainly due to the acquisition of intangible asset in the amount of R$32.0 billion as of December 31, 2022. The New Concession Agreements we entered into as a result of our Privatization increased our intangible assets, originated by the right to explore the potential of hydroelectric energy through our hydroelectric plants, as well as the transmission facilities of restricted interest of these plants for a period of 30 years. In exchange for the right to explore the power generation plants, we paid the Brazilian Government, as a grant bonus, the amount of R$26.6 billion and entered into payment commitments to the CDE Account. In June 2022, we paid the updated amount of R$1.5 billion to the CDE Account. Additionally, in July 2022, we made further payments to the CDE Account of R$3.7 billion in accordance with the provisions of CNPE Resolution 15/2021 and as part of our Privatization.

Cash Flows from Financing Activities – Continued Operations

Our cash flows used in financing activities primarily reflect payments we make from short-term and long-term loans and financing (including the RGR Fund).

Our cash flows used in financing activities decreased by R$37.0 billion, or 122.3%, from cash generated of R$30.2 billion in the year ended December 31, 2022 to cash used of R$6.8 billion in the year ended December 31, 2023. This variation was due to our follow on offering of shares as part of our Privatization in 2022 which positively impacted financing activities by R$30.6 billion as of December 31, 2022. In addition, in 2023, we made contributions of R$1.4 billion for the revitalization of the basins program in the legal Amazon and to the CDE Account as required by Law No. 14,182/21, as well as our share repurchases in the amount of R$2.0 billion.

Our cash flows from financing activities increased by R$38.4 billion, or 470.4%, to R$30.2 billion in the year ended December 31, 2022, from an outflow of R$8.2 billion in the year ended December 31, 2021. This variation was due to the receipt for the issue of shares that positively impacted financing activities by R$30.6 billion as of December 31, 2022. In addition, there was also an increase in loans and financings obtained, which varied by R$3.7 billion, from R$4.8 billion for the year ended December 31, 2021 to R$8.5 billion in the year ended December 31, 2022; most of this increase in loans and financing obtained is due to operations carried out by Furnas in the first half of 2022, which raised funds in an amount of R$2.5 billion.

Cash Flow - Discontinued Operations

In the year ended December 31, 2023, our cash flows from discontinued operations increased by R$955.9 million from an outflow of R$3.9 million in 2022 compared to an inflow of R$952.0 million in 2023.  This variation mainly refers to cash inflows due to the anticipated receipt of the transfer price of Itaipu from ENBPar.  The discontinued operations have not materially affected our liquidity.

Relationship between Appropriated Retained Earnings and Cash Flows

As of December 31, 2023, our balance sheet reflected retained reserves of R$3.0 billion, which consisted of our statutory reserves but do not include unpaid shareholders’ remuneration. See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Information—Policy on Dividend Distribution.”

Capital Expenditures

In the last three years, as set out in the table below, we invested an average of R$6.4 billion per year in expansion, modernization, infrastructure, and environmental quality, among others. Over the same period, we invested the total of R$9.8 billion in our generation segment, R$8.0 billion in our transmission segment and R$1.5 billion in infrastructure and environment.

	As of December 31,
Nature of Investments	2023	2022	2021

	(R$millions)
Generation	1,182.54	737.68	1,502.17
Transmission	2,672.82	1,183.40	1,163.53
Maintenance - Generation	1,544.75	828.66	673.63
Maintenance - Transmission	855.38	797.39	191.44
Other (Research, Infrastructure and Environmental Quality)	551.76	412.64	528.24
Subtotal Own Investments	6,807.25	3,959.77	4,059.01

Generation	1,604.49	1,660.25	110.98
Transmission	606.26	19.11	507.79
Subtotal SPEs	2,210.75	1,679.36	618.77
Total	9,018.00	5,639.13	4,677.78

Our core business is the generation and transmission of energy, and we intend to continue investing in these segments in the upcoming years. Generally, in our sector, the selection of companies for the construction of new generation units and transmission lines mainly occurs through bidding processes or through the purchase of interests in existing projects. Accordingly, it is difficult to predict the precise amounts that we will invest in these segments going forward.

In 2023, we invested R$4.1 billion in the transmission segment through direct investments from our subsidiaries. Of the total investment in transmission which aims to expand, reinforce, and improve the energy transmission system in Brazil, 65% corresponds to corporate investments made by us and our subsidiaries. Accordingly, the total amount invested in SPEs was R$606.0 million, including the acquisitions of Vale do São Bartolomeu S.A. for R$304.0 million and Triângulo Mineiro Transmissora S.A. for R$273.0 million, respectively.

Additionally, in 2023, we made direct investments in the generation segment in the amount of R$4.3 billion, including an investment of R$1.5 billion in maintenance. We also paid R$1.7 billion for the acquisition of further interests in the following SPEs: R$613.0 million for Teles Pires, R$875.0 million for Baguari, and R$222.0 million for Retiro Baixo.

According to the EPE’s 10 Year Plan, Brazil will have 220,757 km of transmission lines above 230 kV and 220 GW of installed generation capacity by 2032 from 199 GW as of December 31, 2023.

Our capital expenditures for fixed assets and intangible assets for the years ended December 31, 2023, 2022 and 2021 were R$4.1 billion, R$33.6 billion and R$1.2 billion, respectively.

ITEM 5C. Research and Development, Patents and Licenses

Research and Development

In 2023, we developed approximately 40 research and development projects, with an estimated investment of R$80 million and mainly related to the following matters:

●	Energy Storage: our project under development at our Messias Substation seeks to employ energy storage through batteries and photovoltaic systems to replace diesel generators and function as a backup system for external sources from utilities enterprises, which reduces the emission of polluting gases, attenuates noises and mitigates interruptions risks. An additional project under development is the installation of a Hybrid Power Plant, in Casa Nova, on the banks of the Sobradinho Hydroelectric Power Plant reservoir. The project includes a smart operation and dispatch system composed of a wind turbine, a solar plant, and a battery storage system.
●	Modernization of Operations: among many projects that were carried out by us and our subsidiaries, we have invested in the digitalization and modernization of an automated cooling system of the generation units of the Tucurui Hydroelectric Power Plant.
●	Energy Commercialization: with an expanding energy trading market, we and our subsidiaries must continue to evolve accordingly. We intend to make use of short-term price predictions via machine learning and a combination of techniques specifically designed for the Brazilian energy market.
●	Asset Monitoring and Management: we intend to develop our high voltage circuit breakers through a pilot system including hardware and software that can predict possible failures in circuit breakers. We are also developing an electronic device for online monitoring of current transformers which use intelligent predictive techniques to continuously monitor degradation and anticipate abnormalities which could lead to failures and/or explosions.

We completed a project to develop and implement our online monitoring system with integrated prognosis and diagnosis of the main components of the generation function in the Tucurui Hydroelectric Plant. This system is based on the continuous evaluation of the characteristic parameters of each equipment and provides non-negligible improvements in our proprietary system. Furthermore, it has analytical capacity and provides information to the business analyst for more assertive diagnosis and prognosis with the support of machine learning for partial discharges.

Regarding developments focused on hydrogen, the technical barrier to overcome is the development of a system that allows optimal monitoring of the maintenance and the operation of the low-carbon plant using water electrolysis installed at Itumbiara Hydroelectric Plant. Therefore, the productivity and efficiency can be maximized, keeping the costs low and maintainers up to date with the operating conditions.

We have also made investments in CEPEL, the largest electrical energy research center in Latin America. The Eletrobras group, as founder and main sponsor of CEPEL, annually contributes with resources that are invested in projects and solutions for us and the electricity sector.

In 2023, we contributed R$218.8 million to CEPEL, which was invested in asset management projects, energy optimization, new generation systems, storage, grid resilience, among others. The contributions from our system represented approximately 71% of the total inflow of resources into CEPEL, the remaining amount comprising contributions made by other associated members, from the commercialization of technological products and from services and projects with partners.

The institution’s mission is to contribute to the constant improvement and adaptability of the electrical energy services provision, implementation of new standards of quality and economy through research, development, innovation, promotion and transfer of technology, highly complex technological services, constituting itself as a center of excellence in the Brazilian energy sector.

In 2023, we developed several projects and solutions and carried out licensing programs and technical-scientific assistance, tests and technological services. Below is a detailed description of how these funds were allocated by us:

Areas of Expertise	Resources Allocated %
Electrical energy systems	25.28%
Electrical equipment and smart systems	5.52%
Automation, supervision and control of systems	20.54%
Energy transition, environment and sustainability	14.55%
Asset management technologies	23.22%
Energy efficiency and certification	3.98%
Materials and mechatronics	6.91%
Total	100.00%

In the continuous improvement of the solutions offered to its founders, other associates, customers and partners, CEPEL promoted several programs and software that develop (through updates to functions, routines and systems) and continue research into the development of graphical interfaces that simplify the use of these tools.

Moreover, we have engaged technical expertise to investigate the root cause of equipment failures, as well as tests on materials and components used in transmission, generation and distribution systems across Brazil. In these activities, solutions developed and validated in CEPEL laboratories are also applied to execute voltage transient measurements and investigations into equipment failures in the field. These are activities that require the multidisciplinary approach that the center has at its disposal, whether by the knowledge of its qualified technical staff, or by the diversified laboratory infrastructure.

Trademarks, Patents and Licenses

We hold 100 trademark registrations with the Brazilian National Industrial Property Institute (“INPI”), of which: (i) 12 relate to the prior trademark (which was adopted in 2010 and renewed in 2007), in effect until 2027, when we will be able to assess whether or not it is appropriate to renew them again; (ii) 40 related to the current trademark (which was adopted in 2010) and is therefore still valid, granting us ownership over one of our most valuable assets which is our trademark; and (iii) 48 related to Procel, which are currently valid and therefore relevant, as they guarantee the ownership over variations of one of the main symbols of the visual identity of the Procel program. As of June 15, 2023, ENBPar has taken over the management of Procel and, as such, Procel’s trademarks are in the process of being transferred to ENBPar and will no longer be part of our monitored trademark portfolio.

Three trademark registrations, which were set to expire in January 2024, were renewed for ten years in November 2023. In respect of our subsidiaries, the portfolio comprises one trademark for Eletronorte, 17 trademarks for Furnas, 10 trademarks for Chesf, totaling 28 active trademark registrations. CGT-Eletrosul does not hold any registered trademarks.

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

Furnas has 23 patent registration requests filed before the INPI, as well as 22 software and 21 trademarks registered with the INPI. In 2022, Furnas filed a patent registration request for “Bench Test – Power Rack.”

CEPEL has seven patents granted by INPI, one of which is also internationally granted by the United States Patent Office and the European Patent Office, one design patent granted by INPI and another seven patent registration requests pending with the INPI. CEPEL also has nine software registered with the INPI and 35 trademarks requests pending.

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

We do not have invention patents, industrial designs, technology transfer agreements or software registered with INPI.

We and our subsidiaries adopt a policy of monitoring R&D projects aimed at enhancing the results obtained in this area.

We monitor our trademarks via the INPI with the objective of protecting our trademarks from potential third-party use and ensure the company’s right to use them. In Brazil, a registered trademark grants the owner the right to exclusive use throughout the national territory and the possibility to extend this coverage to more than 100 other countries (as a result of Brazil’s accession to the Paris Convention).

Insurance

We hold the following insurance policies, the coverage of which extends to Furnas, Chesf, Eletronorte and CGT Eletrosul:

●	directors and officers (D&O) (also extends to SAESA);
●	group life and personal accident insurance for employees, directors, interns, and apprentices;
●	general liability for its operations;
●	comprehensive business insurance for buildings and contents of administrative addresses;
●	national transportation insurance (land, air, and sea);
●	operational risk insurance for equipment at our hydroelectric plants, wind farms owned by CGT Eletrosul, gas-fired thermal power plants, solar plants, and transmission substations;
●	cyber risk; and
●	judicial guarantee.

In addition to these, our wholly owned subsidiaries have the specific insurance and/or coverage as described below.

For CGT Eletrosul, we have operational risk insurance for the civil structures of our generation plants, together with the insurance described in item (vi) above; (ii) aeronautical insurance for drones; (iii) miscellaneous risks and auto insurance for trucks with isolated basket; (iv) general liability insurance for the Candiota Thermal Complex; (v) performance bonds insurance for concession contracts; and (vi) judicial guarantee insurance. The assets of the Candiota III Thermal Power Plant are not covered by operational risks insurance.

For Chesf, we have: (i) all risks operational risk insurance for our wind farms with additional business interruption coverage; (ii) aeronautical insurances for aircraft, drones, and hangar; (iii) performance bond insurances for concession contracts; and (iv) judicial guarantee insurances.

At Eletronorte, we have (i) performance bond insurances for concession contracts, and (ii) judicial guarantee insurances.

At Furnas, we have (i) vehicle civil liability insurance for the fleet; (ii) automobile insurance for specific vehicles; (iii) miscellaneous risks and vehicle civil liability insurance for TEREX trucks; (iv) aeronautical insurance for drones; (v) financial guarantees for system usage contracts and energy purchase and sale contracts; (vi) performance bond insurances for concession contracts; and (vii) judicial guarantee insurances.

Companhia Hidrelétrica Teles Pires has: (i) all risks operational risk insurance for equipment and civil structures, with additional business interruption coverage; (ii) general liability insurance; (iii) aeronautical insurance for drones; (iv) group life and personal accident insurance for employees and directors; and (v) financial and judicial guarantees.

SAESA has: (i) all risks operational risk insurance for equipment; (ii) general liability insurance; (iii) maritime insurance for vessels; (iv) group life and personal accident insurance for employees and directors; and (v) financial and judicial guarantees.

Retiro Baixo Energética S.A. has: (i) all risks operational risk insurance for equipment and civil structures, with additional business interruption coverage; (ii) general liability insurance; (iii) comprehensive business insurance for buildings and contents of administrative addresses; (iv) group life and personal accident insurance for employees and directors; and (v) D&O insurance.

Baguari I and Baguari Energia have: (i) all risks operational risk insurance for equipment and civil structures, with additional business interruption coverage; and (ii) general liability insurance.

ITEM 5D. Trend Information

As set out in our 2023-2027 Strategic Plan, our management has identified the following key trends, which contain certain forward-looking information and should be read in conjunction with “Cautionary Statement Regarding Forward-Looking Information,” “Item 3.D Key Information—Risk Factors” and “Item 4. Information on the Company—A. History and Development—Privatization”. We believe these trends will allow us to continue to grow our business and further improve our corporate image:

•	Decarbonization and emphasis on ESG – we believe that net zero goals, a focused ESG agenda, and a cost reduction drive should foster significant growth in generation from renewable sources;
•	New technologies and electrification – we believe that certain new technologies will gain scale and competitiveness, creating avenues for growth, such as: H2v, electric mobility and storage;
•	Consumer empowerment – we believe that market liberalization, the introduction of new services, and distributed generation expansion will increase consumer power;
•	Energy security – we believe that global mobilization for energy independence and the strengthening of the electric system will contribute towards a smooth transition to renewables;
•	Incentives and subsidies – another trend we see is the redirection of incentives to new technologies and reviewing subsidies to increase the effectiveness of the electric system;
•	Operation digitalization – we also expect digital solutions and new technologies to promote increased efficiency and operational resilience in the sector; and

•

Climate change: the effects of climate change, including the change in rainfall, flow and wind patterns, the increase in the frequency and intensity of extreme events and regulatory changes can directly affect our generation and transmission activities, which can lead to financial impacts, loss of competitiveness, risk of divestment and reputational damage. Climate change is a priority and a strategic focus for us, as it can impact the continuity of our business. Our environmental policy has guidelines related to identification and management of risks and vulnerabilities aimed at adapting to climate change and internalizing, through economic instruments, the externalities associated with greenhouse gas emissions. Our actions are in line with the international agreements to which Brazil is a signatory, such as the Paris Agreement and with the Sustainable Development Goals No. 7 - Affordable and Clean Energy and No.13 - Action Against Global Climate Change that were identified as two of the most relevant for us. The new version of the Nationally Determined Contribution introduced by Brazil in 2022 maintains the commitment to reduce emissions by 37% below 2005 levels in 2025. Additionally, the country assumed the commitment to reduce greenhouse gas emissions by 50% by 2030. Brazil’s revised NDC (“NDC”) anticipates the goal of achieving climate neutrality to 2050.  We are subject to the National Policy on Climate Change that was established by Law No. 12,187/2009, regulated by Decree No. 7,390/2010, and since May 2022 by Decree No. 11,075/ 2022, which establishes the procedures for the creation of Sectorial Climate Change Mitigation Plans and creates the National System for the Reduction of Greenhouse Gas Emissions. Furthermore, the SEC Final Rule Release No. 33-11275, “The Enhancement and Standardization of Climate-Related Disclosures for Investors,” highlights the importance of transparent and standardized disclosures regarding climate-related risks and opportunities, which aligns with our commitment to providing comprehensive information to investors regarding our climate-related strategies and initiatives.

ITEM 5E. Critical Accounting Estimates

Our financial statements are prepared in accordance with IFRS Accounting Standards. For a summary on critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see note 5 to our Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A. Board of Directors and Senior Management

We are managed by our Board of Directors (Conselho de Administração), Board of Executive Officers (Diretoria Executiva), and Fiscal Council (Conselho Fiscal). The management bodies also have the support of advisory bodies and secretariats specialized in matters of specific interest.  Members of the Board of Directors and the Board of Executive Officers may or may not be shareholders, and may be required to provide a management guarantee as required by the Brazilian Corporate Law.

Board of Directors

Our bylaws direct that our Board of Directors shall be composed of nine members that are elected at the general shareholders meeting for a term of two years and reelection is permitted.  Following our Privatization and according to a regulatory permission by the B3 Governance Code, the current Board members have an exceptional mandate until the 2025.

The holders of the majority of the preferred shares have the right to elect one member that meets the investiture requirements, and until the latest amendment to our bylaws on April 17, 2023, our employees had the right to elect one member by means of an election organized by us and the unions that represent them, provided such candidate fulfilled the investiture requirements. In April 2021, Mr. Carlos Eduardo Rodrigues Pereira was directly elected by our employees, and his election was ratified at the Annual Shareholders’ Meeting on April 27, 2021, in accordance with the bylaws valid at the time, before the revision on April 17, 2023, and will remain in office until the Annual Shareholders’ Meeting to be held in 2024, as approved at our 182nd Extraordinary General Meeting. The Board of Directors must appoint among the elected members the Chairman and the Vice-Chairman.  The address of our Board of Directors is Avenida Graça Aranha, 26, Centro, 20030-000, Rio de Janeiro, RJ, Brazil.

Pursuant to our current bylaws, approved at the 186th General Shareholders’ Meeting held in April 2023, our Board of Directors must be comprised of at least five independent members.

Our Board of Directors relies on the support of the Audit and Risks Committee (Comitê de Auditoria e Riscos), composed of three to five independent members, the People Committee (Comitê de Pessoas), composed of three to five members, the Strategy, Governance and Sustainability Committee (Comitê de Estratégia, Governança e Sustentabilidade), composed of three to five members, and the Legal Affairs Support Committee (Comitê de Apoio a Assuntos Jurídicos), composed of three to six members.  The first three committees are all permanent statutory committees, and all committees have their operating rules established under their respective bylaws. In 2023, all committees were comprised entirely of members of our Board of Directors with the following exceptions: the Audit and Risks Committee and the People Committee are composed of members of our Board of Directors and independent external members, and the Legal Affairs Support Committee is composed of members of our Board of Directors and a non-statutory legal executive.

Our Board of Directors met 36 times in 2021, 47 times in 2022 and 42 times in 2023 at ordinary meetings, and when called by most of the directors or by the Chairman.  Among other duties, our Board of Directors is responsible for: (i) establishing our business guidelines and strategic objectives in order to set the pace for our current operations and future development; (ii) approving our main investment projects; (iii) approving, in accordance with the levels established in our Regulation of Authorities guidelines, the contracting of loans or financing and entering into any guarantees, in Brazil or abroad, by our subsidiaries; (iv) determining and reviewing our goals and main policies; (v) determining our core values to be promoted throughout the company; and (vi) selecting and appointing main executive leadership.

Under Brazilian law, the General Assembly may permit the election of a member of the Board of Directors who also serves on the board of a competitor. It is also possible for us to recognize a company as a competitor during the current mandate of our Board of Directors. In this case, we must disclose the information in our reference form.

Currently, one of our directors is also on the board of directors of a competitor of ours. This situation did not exist at the time of his election. In line with Brazilian law and our conflicts of interest policy, members in this situation must disclose their interests during board meetings that involve discussions related to these competitors and abstain from discussing and voting if it is determined that there is a conflict of interest. Additionally, other Board members may raise concerns about potential conflicts of interest from their peers, which the Board of Directors is responsible for evaluating and managing. Only the General Assembly is competent to determine other measures regarding this situation.

The current nine members of our Board of Directors according to the elections in the 182nd General meeting held on August 5, 2022, are listed below:

Name	Position
Vicente Falconi Campos	Chairman
Ivan de Souza Monteiro	Director
Marcelo Gasparino da Silva	Director
Marisete Fatima Dadald Pereira	Director
Felipe Villela Dias	Director
Daniel Alves Ferreira	Director
Pedro Batista de Lima Filho	Director
Carlos Eduardo Rodrigues Pereira	Director
Marcelo de Siqueira Freitas	Director

Vicente Falconi Campos – Chairman: Prof. Dr. Vicente Falconi Campos, born on September 30, 1940, is the partner, founder, and president of the board of Falconi Consultores de Resultado, a consulting company with over 30 years’ experience and one of the leading consulting companies in management in Brazil.  He was member of the board of AmBev, for 25 years, and has acted as member of the administration board of Banco Unibanco, Brasil Foods, Cyrela and Qualicorp.  As of the date of this annual report, he is also a member of the board of Falconi Participações S.A. and of the consulting board of Fundação Zerrener.  Mr. Falconi has six published books on the subject of Corporate Management, which sold over a million copies.  He received honors from the Brazilian Government (Rio Branco Medal and Knowledge Medal), from Minas Gerais State Government and from Belo Horizonte City Government.  He holds a degree in engineering at Universidade Federal de Minas Gerais, MSc. and Ph.D. in engineering, at Colorado School of Mines (EUA), and has worked as engineering professor for 30 years (he won the honor title of Professor Emérito granted by UFMG).  He was nominated “One of the 21 voices of the 21st Century” by the American Society for Quality. He acts as Vice-Coordinator of our People Committee and is a member of our Strategy, Governance and Sustainability Committee.

Ivan de Souza Monteiro – Board Member: Mr. Ivan de Souza Monteiro, born on November 15, 1960, is our current CEO. He was CEO and Vice-Chairman of Investment Banking at Credit Suisse Brasil, board member of Gaspetro, CEO and CFO at Petrobras – Petróleo Brasileiro S.A., Vice-President of Financial Management and Investor Relations – CFO at Banco do Brasil S.A., and also served as General Manager at Banco do Brasil New York branch, General Manager at Banco do Brasil Lisboa and Africa and Commercial Superintendent at Banco do Brasil S.A.  He has worked in the Risk Committee of NuBank, as well as in the boards of directors of IRB – Instituto de Resseguros do Brasil, Petrobras – Petróleo Brasileiro S.A., Ultrapar Participações, Banco Votorantim Participações S.A., Banco do Brasil Seguridade and CPFL Energia.  He holds a degree in Electronic and Telecom Engineering, at Instituto Nacional de Telecomunicações, Minas Gerais State, Executive MBA in Finance at Instituto Brasileiro de Mercado de Capitais (IBMEC) and MBA in Management, at Pontifícia Universidade Católica do Rio de Janeiro (PUC Rio).  He has been a member of our Board since August 2022, having served as Chairman of the Board until August 14, 2023, when he was elected CEO and resigned as Chairman of the Board.

Marcelo de Siqueira Freitas – Board Member: Mr. Marcelo de Siqueira Freitas, born on September 13, 1977, holds a law degree from the Universidade de Brasília (1999).  In 2014, he took part in the Senior Managers in Government program at John F. Kennedy School of Government (USA) and, in 2015, in the Management in the Public Sector program at École Nationale D’Administration in France.  He served as a prosecutor from 2000 to 2023, having served as Federal Attorney at the Attorney’s General Office between 2008 and 2015.  He also served as executive secretary at the Ministry of Social Security in 2015.  He was BNDES’ legal director, having already served as director of integrity, controllership and risk management.  He was head of the Special Advisory Office of the Ministry of Economy and now heads our Legal Vice-Presidency. He has extensive experience as a professor, especially in the administration, pension plans and civil areas in law. He is a member of our People Committee and Legal Affairs Support Committee.

Marcelo Gasparino da Silva – Board Member: Mr. Marcelo Gasparino da Silva, born on February 13, 1971, has been acting for the last 12 years as an independent board member in public companies and also as a tax advisor.  He served as a member of our Board of Directors from 2012 to 2014; from 2016 to 2017; and since August 2022, he is also vice-coordinator of our Strategy, Governance and Sustainability Committee and is a member of our Legal Affairs Support Committee.  He has been a member of the Board of Directors of Vale since 2020, of Petrobras since 2021 and of Banco do Brasil since 2023.  At Vale, he is Vice-Chairman of the Board of Directors, Coordinator of the Sustainability Committee, is a member of the Nomination and Governance Committee, having also exercised the Nominating Committee member positions (2022), and a member of the Operational Excellence and Risk Committee (2021-2022).  At Petrobras, he is Chairman of the Sustainability, Health, Security and Environment Committee and the Minority Shareholders Committee, and is a member of the Committees for: Investments; Audit; and People. At Banco do Brasil, he is a member of the People, Compensation and Eligibility Committee. After working for 12 years as a corporate lawyer, he began his executive career as Legal-Institutional Director at Celesc (2007- 2009).  He was Chairman of the Board of Directors of Eternit from 2017 to 2023, and of Usiminas from 2015 to 2016.  He was a member of the Board of Directors of Cemig (2016-22), Kepler Weber (2017-20), Casan (2019-2020), Celesc (2011-14 and 2018- 19), AES Eletropaulo (2016-18), Battistella (2016-17), Bradespar (2015-16), Tecnisa (2012-14) and Usiminas (2012-16).  He was a member of the fiscal council of AES Eletropaulo (2012-14), AES Tietê (2013-14), Bradespar (2014-16), Braskem (2018-19) and Petrobras (2019-21).  He is board member certified by experience (CCAplus) by the IBGC-Brazilian Institute of Corporate Governance, since 2010.  He graduated in Law from the Federal University of Santa Catarina (1994) and Specialist in Corporate Tax Administration from ESAG (2000). He participated in an executive training program on mergers and acquisitions at the London Business School and at CEO FGV (IBE/FGV/IDE), as well as an executive training program in Governance, Stewardship and Sustainability by the ICGN - International Corporate Governance Network.  He is teacher at the ENÁ Foundation – School of Government, for certification of directors of state-owned companies and government-controlled companies, on the subject “Board of Directors”.

Marisete Fatima Dadald Pereira – Board Member: Mrs. Marisete Fátima Dadald Pereira, born on April 16, 1955, has over 35 years of experience in the Brazilian electric power sector.  She was head of the Economic and Financial Department of Eletrosul for 18 years.  From 2005 until 2022, she has taken positions at the Ministry of Mines and Energy, acting as Special Advisor to the Minister, Head of the Special Advisory for Economic Matters and Executive Secretary of the Ministry of Mines and Energy.  She was a member of the Board of Directors of Eletronorte, of the Fiscal Council of Furnas and Petrobras S.A.  Since July 2020, she is a member of the Board of Directors of Jirau Energia (Sustainable Energy of Brazil-ESBR Jirau).  Mrs. Pereira holds a degree in Accounting and Economics from Universidade Vale do Rio dos Sinos (São Leopoldo/RS), with a postgraduate degree in Accounting from Universidade do Vale do Itajaí and in Auditing and Economics from Universidade Federal de Santa Catarina. She holds an Executive MBA from Universidade do Estado de Santa Catarina. She acts as the Coordinator of our Strategy, Governance and Sustainability Committee.

Felipe Villela Dias – Board Member: Mr. Felipe Villela Dias, born on December 18, 1981, is an independent Board member.  He graduated in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ) in 2005 and holds an MBA degree in Logistics from Coppead/UFRJ.  He is currently a partner at Visagio Consultoria Ltda., where he works as a finance specialist in consulting projects.  He was a partner from June 2008 to March 2018 at Squadra Investimentos, one of the largest independent asset management in the country.  He participates in the resource allocation decision committee and is responsible for investment analysis in the infrastructure, logistics and construction sectors.  He was appointed CFO of Brasil Brokers Participações S.A. for one year.  He was a member of the Board of Directors of Smiles Fidelidade S.A. from 2018 to 2019, Grupo Technos from 2019 to 2023 and CVC from 2020 to 2023.  He is currently an independent board member of Santos Brasil Participações S.A. since 2018, and of Eletrobras and PRIO since 2019.  He acts as the Vice-Coordinator of our Audit and Risk Committee and is a member of our People and Legal Affairs Support Committees.

Daniel Alves Ferreira – Board Member: Mr. Daniel Alves Ferreira, born on July 6, 1972, is an independent board member.  He holds a Bachelor of Law from Universidade Paulista (UNIP), São Paulo (1995), and completed the specialization course in Capital Markets – Legal Aspects at the Fundação Getúlio Vargas Law School in 2009.  From 1996 to 2002, he was a senior lawyer at Mesquita Pereira, Almeida and Esteves Advogados, where he worked in the areas of civil law, family law and consumer relations.  He was a partner at the same law firm for 25 years, working on corporate law (capital markets) and mass litigation.  In 2018, he became a partner at Alves Ferreira e Mesquita Sociedade de Advogados, responsible for the capital markets and corporate law areas.  He is a member of the Board of Directors of Plascar Participações Industriais S.A with a mandate from 2023 to 2024 and he also acts as a shareholders’ representative at various public and private companies and as a manager of the proxy voting area.  He was a member of the Fiscal Council of Petróleo Brasileiro S/A (Petrobras) for three terms from 2018 to 2020, as well as being a member of the Fiscal Council of Renova Energia S/A from 2020 to 2021.  He was also board member of Madeira Energia S/A from 2018 to 2020 and of Santo Antônio Energia S/A from 2018 to 2021.  Additionally, he was a member of the Board of Directors of Renova Energia S/A for the period beginning in 2018 until 2020 and a member of the Board of Directors (2016-2018) of Companhia Energética de Minas Gerais S.A. (CEMIG), as well as member of the Corporate Governance Committee (2018). He acts as the Coordinator of our Legal Affairs Support Committee and is a member of our Audit and Risk Committee.

Pedro Batista de Lima Filho – Board Member: Mr. Pedro Batista, born on January 14, 1975, is the founding partner of 3G Radar and partner of 3G Capital since April 2013.  He was founding partner and member of the Executive Committee of Vinci Partners, where he worked as head of the equity research team.  He worked as head of the Brazil Equity Research team at UBS Pactual.  Mr. Batista was partner at Banco Pactual, where he worked from 1997 until 2006, having received several awards from Institutional Investor and Latin Finance, among others, due to his analytical works in various sectors.  He holds a degree in Production Engineering, at Universidade Federal do Rio de Janeiro (UFRJ), class of 1997. He acts as the Coordinator of our People Committee and is a member of our Strategy, Governance and Sustainability and our Legal Affairs Support Committees.

Carlos Eduardo Rodrigues Pereira – Board Member: Carlos Eduardo Rodrigues Pereira, born on July 3, 1981, is an electrical engineer graduated from the Universidade Federal do Rio de Janeiro (UFRJ) and has a master’s degree in electrical engineering from COPPE/UFRJ in the area of Electric Power Systems with an emphasis on Electromagnetic Transients.  He completed an MBA in Economics and Energy Management from COPPEAD/UFRJ, a directors training program at IBGC, an International Accounting Standards program at FIPECAFI and a Regulation program at FGV.  At the beginning of his career in the electricity sector, he worked at the Operador Nacional do Sistema Elétrico (ONS) on the Transmission Administration board in 2003 and 2004.  He also worked in CEPEL's laboratories, the Lines and Stations Department, doing research in the high-voltage area from 2006 to 2010. In 2010, he joined Eletrobras where he held positions in the Distribution, Transmission, Generation, Regulation, Presidency, Management, Sustainability and Innovation divisions, the latter of which is where he remains to date.  He was a member of our Board of Directors for two terms between 2016 and 2019, during which he joined our Strategy, Governance and Sustainability Committee and the former Management, People and Eligibility Committee. He is currently a member of our Strategy, Governance and Sustainability Committee.

Board of Executive Officers

Our Board of Executive Officers is currently made up of our CEO and eleven Vice-Presidents.  Our Board of Executive Officers is required to have a minimum of three and maximum of fifteen members, besides the CEO, all of them elected by the Board of Directors, with a unified management term of two years, with reelections being allowed.  Historically, our Board of Executive Officers meets every week, or when called by a majority of the Officers or by the Chief Executive Officer.  Our Board of Executive Officers determines our general business policy, is responsible for all matters related to our day-to-day management and operations and is the highest controlling body with regards to the execution of our guidelines.  The address of our Board of Executive Officers is Avenida Graça Aranha, 26, Centro, 20030-000, Rio de Janeiro, RJ, Brazil.

The members of our Board of Executive Officers were appointed by our Board of Directors and, as of December 31, 2023, their names and titles are set out in the table below.

Name	Position
Ivan de Souza Monteiro	Chief Executive Officer
Rodrigo Limp Nascimento	Executive Vice-President of Regulation and Corporate Relations
Camila Gualda Sampaio Araújo	Executive Vice-President of Governance, Risks, Compliance and Sustainability
Eduardo Haiama	Executive Vice-President of Finance and Investor Relations
Élio Wolff	Executive Vice-President of Strategy and Business Development
José Renato Domingues	Executive Vice President of People, Management, and Culture
Ítalo Tadeu de Carvalho Freitas Filho	Executive Vice-President of Commercialization and Energy Solutions
Antônio Varejão de Godoy	Executive Vice President of Operations and Security
Renato Costa Santos Carreira	Executive Vice President of Supplies and Services
Juliano de Carvalho Dantas	Executive Vice President of Innovation, R&D, Digital and IT
Marcelo de Siqueira Freitas	Executive Legal Vice-President
Robson Pinheiro R. de Campos	Executive Vice-President of Expansion Engineering

Ivan de Souza Monteiro – Chief Executive Officer: See Board of Directors.

Rodrigo Limp Nascimento – Executive Vice-President of Regulation and Corporate Relations: Mr. Rodrigo Limp Nascimento, born on January 4, 1984, has a degree in Electrical Engineering from Universidade Federal de Juiz de Fora.  He has a specialization in Regulatory Law and a master’s degree in Public Sector Economics, both from the Universidade de Brasília, and an Executive MBA in Management of Electric Energy Companies from Fundação Getúlio Vargas.  He began his professional career at the Agência Nacional de Energia Elétrica (Aneel), in 2007, as a specialist in regulation of public energy services.  In 2015, he became a legislative consultant in the areas of energy, mining and water resources in the Chamber of Deputies.  From May 2018 to March 2020, he served as director of Aneel and then as secretary of Electric Energy at the Ministry of Mines and Energy (MME).  From April 2021 to July 2022, he was a member of the Board of Directors of Itaipu.  Since April 2020, he has been a member of the Board of Directors of Operador Nacional do Sistema Elétrico (ONS), assuming the Presidency of the board in May 2021.  He acted as our CEO from May 2021 until September 2022.

Camila Gualda Araújo – Executive Vice-President of Governance, Risks, Compliance and Sustainability: Mrs. Camila Araújo, born on October 15, 1977, has a degree in Chemical Engineering from the Faculdade de Engenharia Industrial, a master’s degree in business administration from Fundação Getúlio Vargas and a Specialization in Innovation, Agile Methods and Sprint from the Faculdade de Informática e Administração Paulista.  She began her career at Arthur Andersen and later moved to Deloitte, where she worked for 20 years and was a Risk partner at Deloitte Brasil, with exposure to local and international projects.  She has strong experience in Risk Management, from identification, risk appetite, response and mitigation, to the implementation of monitoring routines and indicators. She also has experience in corporate governance, compliance (implementation, diagnostics, continuous improvement), integrity and anti-corruption programs (risk assessment, implementation of monitoring mechanisms, management of corporate investigations), and structuring projects and processes, assessment of internal controls in compliance with the SOX law.

Eduardo Haiama – Executive Vice-President of Finance and Investor Relations: Mr. Eduardo Haiama, born on March 24, 1975, graduated from the Escola Politécnica da USP in Electrical Engineering and has a postgraduate degree (MBA) from Duke University (North Carolina, USA).  He served as Financial and Investor Relations Director of Yduqs Participações, from 2019 to 2022, and of Equatorial Energia, from 2008 until November 2019.  He was also a Board Member of Equatorial Energia.  He worked at Banco UBS Pactual, in the equity research area, as a senior utilities analyst, between 2004 and 2008.  On several occasions, he was recognized as one of the best analysts in the market by Institutional Investor. Previously, he had worked as a structured products analyst for Banco Itaú BBA (formerly BBA Creditanstalt).

Élio Wolff – Executive Vice-President of Strategy and Business Development: Mr. Élio Wolff, born on October 28, 1976, has a degree in Electrical Engineering (1999) from the Universidade Federal de Santa Catarina (UFSC), with a specialization in Finance (2000) from the Fundação de Estudos e Pesquisas Socioeconômicas (Fepese/UFSC), an MBA in Corporate Finance (2003) from Ibmec, and participated in the General Management Program (2014) at CEDEP/Insead (France).  In in 2000, he began his professional career in Florianópolis at Gerasul/Tractebel (currently Engie) and continued his career at Engie from 2006 to 2014 where he held positions in the business development area, as financial analyst, head of strategy and CFO in the locations of Dubai, Rio de Janeiro, Panama and India.  In 2015, he started working at Engie’s headquarter in Paris, reaching the position of Global Head of M&A in 2018.  He assumed the vice-presidency of Business, Strategy and Participations at Eletrobras in December 2022.

José Renato Domingues – Executive Vice President of People, Management, and Culture: Mr. José Renato Domingues, born on April 7, 1971, began his career as founder and managing partner of Zumble Consultoria (1994-2004), where he pioneered the organizational learning and strategic scenario planning in Brazil.  He served as director of transformation consultancy at DBM Brasil (2005-2007); was HR director at International Paper América Latina (2007-2011); worked as VP of People for Novelis, South America (2011-2014); and served as People, Sustainability and Innovation executive at Tigre Água e Efluentes, of Grupo Tigre (2014-2018).  Before assuming the position of Executive Vice President of People, Management and Culture at Eletrobras, he was Corporate Vice President and Management Advisor at China Three Gorges since 2019.

Ítalo Tadeu de Carvalho Freitas Filho – Executive Vice-President of Commercialization and Energy Solutions: Mr. Ítalo Tadeu de Carvalho Freitas Filho, born on August 15, 1972, graduated in mechanical engineering (Escola Politécnica PE), completed an MBA in Finance from the University of Murcia (Spain) and has a master’s degree in Energy and Environment from Unicamp.  He worked as engineering and performance manager at AES Cartagena/ES (2004-2007); was Director of Operations and Maintenance at AES Uruguaiana (2007-2009); served as Vice-President of Operations and Maintenance at Geração AES Brasil (2009-2014); and was CEO of AES Brasil (2016-2021).  He held the position of Vice-President of New Business for South America and New Solutions AES International (2021-2023).

Antônio Varejão de Godoy – Executive Vice President of Operations and Security: Mr. Antônio Varejão de Godoy, born on May 12, 1963, graduated in Electrical Engineering from the Universidade Federal de Pernambuco (UFPE), completed a master’s degree in electrical engineering from Unicamp and has an MBA in Business Finance from Fundação Getúlio Vargas (FGV).  He worked at Eletrobras as manager of the Special Projects Development Department (Procel – 2002-2003).  He served as CEO at Eletrobras Chesf (2014-2015); director of Engineering and Construction at Eletrobras Chesf (2015-2017); director of Generation at Eletrobras (2017-2019); president of the NESA Board of Directors (2018-2020); assistant to the CEO at Eletrobras Chesf (2019-2021), where he was also superintendent of Strategy, Participations and Sustainability (2021-2022).  Until 2022, he served as Director of Sensatto Energia, director of Casaforte Energia and Casaforte Eólica.  He was also a board member of Companhia Rio das Flores and Garça Branca, until 2022.

Renato Costa Santos Carreira – Executive Vice President of Supplies and Services: Mr. Renato Costa Santos Carreira, born on December 5, 1973, has a degree in Business Administration, with an emphasis on Marketing (PUC-SP).  He specialized in Marketing, Economic and Financial Management (both from FGV), as well as Strategy for Competitive Advantage (Harvard Business School).  He was Food Commercial Director at Carrefour S/A (2003-2006); held the positions of Executive Manager for Procurement and Inbound Logistics (2006-2013) at Companhia Siderúrgica Nacional; was Executive Director of Supply Chain (Procurement, Logistics and Demand Planning) at GRSA Catering Services (Compass Group, 2013-2019); and worked at Vale S/A as Global Director of Inbound Logistics (2019-2023).

Juliano de Carvalho Dantas – Executive Vice President of Innovation, R&D, Digital and IT: Mr. Juliano de Carvalho Dantas, born on September 1, 1976, is a mechanical engineer, graduated from the Universidade Federal do Rio Grande do Norte (UFRN), and postgraduate in Project Management from FGV.  He obtained a Master of Science in Management (Sloan Fellow) from Stanford Business School (USA) and completed the Advanced Management Program (AMP) from INSEAD, France.  Between 2007 and 2019, he worked at Petrobras as Well Project Manager, Production Asset Manager, General Manager of Supply Strategy and General HR Manager.  From November 2019 to December 2021, he led Cenpes (Centro de Pesquisas da Petrobras) as executive manager and joined, until September 2022, the Executive Board of Petrobras as statutory director of Digital Transformation, Technology and Innovation.

Marcelo de Siqueira Freitas - Legal Vice-President:  Mr. Marcelo de Siqueira Freitas, born on September 13, 1977, holds a law degree from the Universidade de Brasília (1999).  In 2014, he took part in the Senior Managers in Government program at the John F. Kennedy School of Government and, in 2015, in the Management in the Public Sector program at École Nationale D’Administration, France.  He served as a prosecutor from 2000 to 2023, having served as Federal Attorney at the Attorney’s General Office between 2008 and 2015.  He also served as executive secretary at the Ministry of Social Security in 2015.  He was BNDES’ legal director, having already served as director of integrity, controllership and risk management.  He was the head of the Special Advisory Office of the Ministry of Economy and now heads our Legal Vice-Presidency. He has extensive experience as a professor, especially in the Administration, Pension Plans and Civil areas in Law.

Robson Pinheiro R. de Campos – Vice-President of Expansion Engineering: Mr. Robson Pinheiro R. de Campos, born on July 1, 1970, is a lawyer, graduated from the Universidade Federal do Rio de Janeiro. He pursued specialization in Finance at IBMEC and holds a master’s degree in management from Georgetown University. He began his career in 1990 at Wartsila, where he held various positions until 2016, including as Executive Officer of Energy for Mercosur and President and CEO of the Brazilian operations. From 2020 to December 2023, he served as CEO of the Brazilian Engineering and Construction operation of the Chilean group Sigdo Koppers.

ITEM 6B. Compensation

Until June 17, 2022, before our Privatization was consummated, the compensation strategy for our managers and those of our subsidiaries was defined exclusively by the Secretariat of Coordination and Governance of State-Owned Companies (SEST), whose guidelines were binding on all state-owned companies. Before our Privatization, as a state-owned company, under the control of the Brazilian Government, we were subject to a series of limitations on the setting out of the compensation of our managers.

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

Thus, at the 184th EGM, in line with the new compensation model for our managers that includes the review of the fixed compensation model and creates mechanisms of short and long-term incentives, the instruments that compose it were approved, based on a study prepared by the consultancy Korn Ferry, which was recommended by the People Committee and approved by the Board of Directors (“Compensation Model”). Thus, the 184th EGM approved: (i) a new global compensation amount for the period ending in March 2023, (ii) our Restricted Share Units Compensation Plan, and (iii) our Stock Option Plan, all of which instrumentalize our Compensation Model.

By contemplating compensation levels aligned with companies of similar size and context, embodied in short and long-term incentives, our Management Compensation Model aims to solidify a meritocratic culture, capable of retaining and rewarding talent and structured to ensure full alignment between our interests, those of our management (in addition to other beneficiaries of the Compensation Model), and those of our shareholders. As such:

(i)	we now have the means to retain current key professionals and attract new talent, in addition to fostering a high-performance culture that will serve as a driving force for unlocking the value levers of the capitalization;
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

Our Ordinary General Shareholders’ Meeting held on April 27, 2023 (“63rd OGM”) revalidated our Compensation Model by approving the proposed total amount of compensation for the member of our management, as well as for the members of the Fiscal Council and the members of the Advisory Committees of our Board of Directors for the period ranging from April 2023 to March 2024.

Compensation Plan Based on Restricted Shares

The beneficiaries of our Restricted Share Units Compensation Plan, as defined by the Board of Directors, have been granted specific numbers of restricted shares within a given period, which will only be transferred if the deadlines, terms and conditions defined by our Board of Directors are met. If the defined criteria are met, the transfer of ownership of the restricted shares occurs in fractions, in equal parts, observing the following timeframes: March 31, 2025, 2026 and 2027. The first two fractions have already been transferred to the beneficiaries (in March 31, 2023 and 2024).

The current members of our Board of Directors are also eligible to participate in our Restricted Share Units Compensation Plan. However, the transfer of shares will take place on a single date, that is, April 30, 2028, which corresponds to three years after the end of the member’s term of office.

The total number of shares to be received by the beneficiaries of the restricted share plan may not exceed the limit of 0.2% of our total capital share on December 22, 2023, notwithstanding the maximum term for entering into the agreements granting of restricted shares. The granting period for our Restricted Share Units Compensation Plan ended on March 31, 2023.

Compensation Plan Based on Stock Options

Pursuant to our Stock Option Plan approved on December 22, 2022, at our 184th Extraordinary General Shareholders’ Meeting and effectively implemented on February 28, 2023, the members of our management (except for members of the Board of Directors), our employees and service providers, as well as those of our subsidiaries, became entitled to exercise stock options as long as they are selected by our Board of Directors or by a committee appointed for this purpose.

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

We did not grant any stock options in the years ended December 31, 2022, 2021 and 2020. As of April 2024, all members of our Executive Board were granted stock options under the Stock Option Plan.

ITEM 6C. Board Practices

Service Contracts

We do not have service contracts with any member of our Board of Directors, Board of Executive Officers or Fiscal Council.

Fiscal Council

Our Fiscal Council, operating on a non-permanent basis, when installed by the general shareholders meeting, is composed of three to five members and their respective alternates, elected at our shareholders meeting. All members have to resid in Brazil and they serve until the first general shareholders meeting held after their election, and may be reelected, subject to the requirements of the applicable legislation, our Bylaws, and, to the extent applicable, our internal regulations governing the appointment of directors and fiscal councilors. Holders of non-voting preference shares, or shares with restricted voting rights, will have the right to elect, in a separate vote, one Fiscal Council member and their alternate.

In our 63rd General Shareholders Meeting, held on April 27, 2023, the installation of the Fiscal Council was approved. As of the date of this annual report our Fiscal Counsel is composed of five regular members and an equivalent number of alternate members, with a mandate until our general shareholders meeting for approval of the management accounts and financial statements as of and for the fiscal year ending December 31, 2023.

Our Fiscal Council supervises management to ensure compliance with our bylaws and constitutive documents’ obligations.  Our current members as of December 31, 2023, are the following:

Member	Alternate
Carlos Eduardo Teixeira Taveiros	Rochana Grossi Freire
Gisomar Francisco de Bittencourt Marinho	Paulo Roberto Franceschi
José Raimundo dos Santos	Paulo Roberto Bellentani Brandão
Ricardo Bertucci(1)	Marcelo Souza Monteiro(1)
Marcos Barbosa Pinto	Rafael Rezende Brigolini

(1) Ricardo Bertucci, elected as alternate at the 63rd general shareholders meeting held on April 27, 2023, was sworn in as a regular fiscal councilor on August 15, 2023, replacing Marcelo Souza Monteiro.

Committees

We currently have three permanent statutory committees: Audit and Risks Committee; People Committee; and Strategy, Governance and Sustainability Committee. The Legal Affairs Support Committee is non-statutory. Currently, the Audit and Risks and the People Committees have external independent members who are not members of our Board of Directors. The committees assist our Board of Directors in establishing the essential guidelines and control procedures within our company. Further, the committees are responsible for giving assistance, monitoring and submitting proposals in relation to their specific areas.

Audit and Risks Committee (Comitê de Auditoria e Riscos)

Our Audit and Risks Committee is a permanent committee composed of a minimum of three and a maximum of five members – all independents. The principal role of this committee is to analyze and submit recommendations about risks and strategies to be followed by us in relation to internal controls, audit and risk management, providing more efficiency and quality to the Board of Directors’ decisions. The Audit and Risks Committee has its own bylaws and was formed and started operating in May 2018. As of December 31, 2023, three of the members of our Audit and Risks Committee were not members of our Board of Directors, as further set forth in “Item 16.D. Exemption from the Listing Standards for Audit Committees.” The external members are independent members, in accordance with Brazilian law. Our current members as of December 31, 2023 are:

Current Members
Jerônimo Antunes (External member and coordinator)(1)
Luís Henrique Bassi Almeida (External member)
Felipe Villela Dias (Substitute coordinator)
Daniel Alves Ferreira
Luiz Carlos Nannini (External member)

(1) On April 24, 2024, Jerônimo Antunes resigned from his position as member of the Audit and Risk Committee.  His resignation will be effective as of May 1, 2024.

People Committee (Comitê de Pessoas)

Our People Committee was created in January 2021 and is composed of five members, one of which is not a member of the Board of Directors. The main role of this committee is to analyze and submit recommendations about our policies for the management of people and the description of the administrative structure of the management team and Fiscal Council members, providing more efficiency and quality to the Board of Directors’ decisions. The People Committee has its own bylaws. Our current members as of December 31, 2023 are:

Current Members
Pedro Batista de Lima Filho (Coordinator)
Marcelo de Siqueira Freitas
Ana Silvia Corso Matte (External member)
Felipe Villela Dias
Vicente Falconi Campos

Strategy, Governance and Sustainability Committee (Comitê de Estratégia, Governança e Sustentabilidade)

Our Strategy, Governance and Sustainability Committee was created in January 2021. The principal role of this committee is to analyze and submit recommendations about our strategies, business, sustainability and governance practices, providing more efficiency and quality to our Board of Directors’ decisions. The Strategy, Governance and Sustainability Committee has its own bylaws. Our current members as of December 31, 2023 are:

Current Members
Marisete Fatima Dadald Pereira (Coordinator)
Carlos Eduardo Rodrigues Pereira
Marcelo Gasparino da Silva
Pedro Batista de Lima Filho
Vicente Falconi Campos

Legal Affairs Support Committee (Comitê de Apoio a Assuntos Jurídicos)

Our Legal Affairs Support Committee is a non-statutory technical body, composed of three to six effective members. The main role of this committee is to advise the Board of Directors by monitoring relevant litigation proceedings and judicial and extrajudicial agreements and other material legal matters. The Legal Affairs Support Committee has its own bylaws. Our current members as of December 31, 2023 are:

Current Members
Daniel Alves Ferreira (Coordinator)
Marcelo de Siqueira Freitas
Felipe Villela Dias
Marcelo Gasparino da Silva
Pedro Batista de Lima Filho
José Eduardo Guimarães Barros

ITEM 6D. Employees

As of December 31, 2023, we had a total of 8,328 salaried employees compared to 9,670 salaried employees as of December 31, 2022, representing a reduction of 13.88%, and 12,126 salaried employees as of December 31, 2021 (excluding Itaipu). We, as a holding company, and other subsidiaries, had 708 employees as of December 31, 2022 and 684 employees as of December 31, 2023.

Of total reduction in our number of employees, 53.3% worked in the administrative department and 46.7 % in the operational segment. The reduction in staff was due, in part, to our Privatization, considering that the Eletronuclear companies and Itaipu are no longer part of our group companies. Another important factor that led to the staff reduction was the launch, in November 2022, of a new voluntary dismissal plan available to employees of our holding company, Furnas, CGT Eletrosul, Eletronorte and Chesf, as further described below.

In 2022, we hired 23 new employees compared to 85 in 2021. In total, we hired 821 new employees in 2023.

Throughout 2023, we started to review our career plan, in line with our new direction. In this context, a new career plan was implemented, with changes to our compensation model that prioritize the achievement of results, rewarded through variable remuneration mechanisms.

We are developing a new job and salary plan to have our personnel management practice aligned with our competitors and the market in general. Our career planning is a combination of “families” and “subfamilies” positions, levels of complexity, technical knowledge, behavioral skills, traits, and motivators with different impacts on the value chain. Based on these elements, the compensation structure is defined.

With respect to pensions, in early 2023, we completed two pension plans that were still outstanding, now offering to our new employees only Defined Contribution (“DC”) Plans, with no actuarial risks. Additionally, at the end of 2023, we approved the multi-sponsorship of the Elosprev Defined Contribution Plan, managed by Elos Foundation. This action aims to facilitate the transfer of employees between the companies of our group, providing operational efficiency and standardization of supplementary pensions offered to all new employees and employees without pension plans. With this, we and our controlled companies now have only one open supplementary pension plan for new enrollments, in the DC form.

Also, as part of our employees’ appreciation and retention policy, in addition to the benefits and advantages required by law and our collective bargaining agreement, we also offer, based on our human resources policy, assistance for undergraduate, graduate, master’s and specialization programs, group life insurance and a retirement pension fund. Additionally, we offer transportation allowance, group life insurance, psych pedagogical assistance, daycare assistance, meal allowance, language courses, among others.

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

ITEM 6E. Share Ownership

As of December 31, 2023, certain members of the Board of Directors and the Executive Board held the shares as shown in the table below:

Board of Directors

Name	Number of Preferred Shares Held	Number of Common Shares Held
Marcelo Gasparino da Silva(1)	5,878	1
Vicente Falconi Campos(2)	4,364,579	—
Carlos Eduardo Rodrigues Pereira	—	2,934
(1)	Shares held via an investment in M. Gaspa Corp.
(2)	Shares held via an investment in Startours Fundo de Investimento em Ações IE and Lafi Fundo de Investimento em Ações Investimento no Exterior

Board of Executive Officers

Name	Number of Preferred Shares Held	Number of Common Shares Held
Rodrigo Limp Nascimento	—	25,892
Camila Gualda Sampaio Araújo	—	17,262
Elio Gil de Meirelles Wolff	—	4,315
Ivan de Souza Monteiro	—	64,173
Marcelo de Siqueira Freitas	—	5,869

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A. Major Shareholders

As of December 31, 2023, the aggregate amount of our outstanding capital stock was R$70,099,825,620, consisting of 1,977,081,146 outstanding common shares, together with 142,559 outstanding class “A” preferred shares and 268,733,136 outstanding class “B” preferred shares. This represented 97.54%, 97.03% and 96.00% of our aggregate outstanding capital stock respectively. All of our issued capital is fully paid-up. As part of our Privatization, one Class B preferred share has been used to create one special class preferred share, which is held exclusively by the Brazilian Government, and which will grant veto power in respect of corporate resolutions that seek to modify our bylaws by changing the 10% limit on the exercise of voting rights and the execution of shareholders’ agreements.

Of the two classes of our capital stock traded in the market (common and preferred shares), only the common stock carries voting rights. Under the terms of our bylaws, however, specific rights are assured to the non-voting preferred stock. See our bylaws attached to this Annual Report. For more information on our shares and the rights they confer see “Item 10. Additional Information—Bylaws—Description of our Capital Stock.”

The following tables show information relating to beneficial ownership in our common and preferred shares as of December 31, 2023 and December 31, 2022:

	As of December 31, 2023
	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Class C Preferred Shares		Total
		(%)		(%)		(%)		(%)		(%)
Shareholder
Brazilian Government	667,888,884	32.95%	—	0.00%	493	0.00%	1	100.00%	667,889,378	28.95%
BNDES Participações S.A.	71,956,435	3.55%	—	0.00%	18,691,102	6.68%	—	0.00%	90,647,537	3.93%
BNDES	74,545,264	3.68%	—	0.00%	18,262,671	6.52%	—	0.00%	92,807,935	4.02%
FND	45,621,589	2.25%	—	0.00%	—	0.00%	—	0.00%	45,621,589	1.98%
FGHAB	1,000,000	0.05%	—	0.00%	—	0.00%	—	0.00%	1,000,000	0.04%
Banco do Nordeste	1,180,938	0.06%	—	0.00%	—	0.00%	—	0.00%	1,180,938	0.05%
BB DVTM	21,569,806	1.06%	—	0.00%	2,110,969	0.75%	—	0.00%	23,680,775	1.03%
Caixa DVTM	38,034,700	1.88%	—	0.00%	198,459	0.07%	—	0.00%	38,233,159	1.66%
Previ	18,747,834	0.92%	—	0.00%	1,024,810	0.37%	—	0.00%	19,772,644	0.86%
Petros	4,937,456	0.24%	—	0.00%	59,300	0.02%	—	0.00%	4,996,756	0.22%
Gic Private	129,798,537	6.40%	—	0.00%	7,827,820	2.80%	—	0.00%	137,626,357	5.97%
Radar	349,732	0.02%	—	0.00%	30,260,076	10.81%	—	0.00%	30,609,808	1.33%
Geração Futuro	1,463,324	0.07%	—	0.00%	22,048,264	7.88%	—	0.00%	23,511,588	1.02%
Victor Adler	229,100	0.01%	55,800	37.98%	360,000	0.13%	—	0.00%	644,900	0.03%
Board of Directors	2,935	0.00%	—	0.00%	4,370,457	1.56%	—	0.00%	4,373,392	0.19%
Executive Board	117,511	0.01%	—	0.00%	—	0.00%	—	0.00%	117,511	0.01%
Others	949,567,453	46.85%	91,120	62.02%	174,726,972	62.42%	—	0.00%	1,124,385,545	48.74%
Resident	424,879,549	20.96%	89,520	60.93%	63,297,796	22.61%	—	0.00%	488,266,865	21.16%
Non Resident	476,491,590	23.51%	1,600	1.09%	105,928,837	37.84%	—	0.00%	582,422,027	25.24%
ADR (Citibank)	48,196,314	2.38%	—	0.00%	5,500,339	1.96%	—	0.00%	53,696,653	2.33%
Total	2,027,011,498	100%	146,920	100%	279,941,393	100%	1	100%	2,307,099,812	100%

	As of December 31, 2022
	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Class C Preferred Shares		Total
		(%)		(%)		(%)		(%)		(%)
Shareholder
Brazilian Government	667,888,884	33.05%	—	0.00%	493	0.00%	1	100%	667,889,378	29.02%
BNDES Participações S.A	71,956,435	3.56%	—	0.00%	18,691,102	6.68%			90,647,537	3.94%
BNDES	74,545,264	3.69%	—	0.00%	18,262,671	6.52%			92,807,935	4.03%
FND	45,621,589	2.26%	—	0.00%	—	0.00%			45,621,589	1.98%
FGHAB	1,000,000	0.05%	—	0.00%	—	0.00%			1,000,000	0.04%
Banco do Nordeste	1,420,900	0.07%	—	0.00%	—	0.00%			1,420,900	0.06%
BB DVTM	24,963,393	1.24%	—	0.00%	2,191,247	0.78%			27,154,640	1.18%
Caixa DVTM	45,062,300	2.23%	—	0.00%	480,559	0.17%			45,542,859	1.98%
Previ	18,700,286	0.93%	—	0.00%	1,140,944	0.41%			19,841,230	0.86%
Petros	3,599,333	0.18%	—	0.00%	—	0.00%			3,599,333	0.16%
Radar	963,132	0.05%	—	0.00%	30,451,076	10.88%			31,414,208	1.37%
Victor Adler	218,000	0.01%	54.200	36.89%	360,000	0.13%			632,200	0.03%
Board of Directors	1	0.00%	—	0.00%	4,364,579	1.56%			4,364,580	0.19%
Executive Board	20,000	0.00%	—	0.00%	50,000	0.02%			70,000	0.00%
Others	1,065,179,947	52.70%	92.720	63.11%	203,948,722	72.85%			1,269,221,389	55.15%
Resident	433,947,739	21.47%	92.692	63.09%	77,864,016	27.81%			511,904,447	22.24%
Non Resident	580,329,166	28.71%	28	0.02%	121,237,863	43.31%			701,567,057	30.49%
ADR (Citibank)	50,903,042	2.52%	—	0.00%	4,846,843	1.73%			55,749,885	2.42%
Total	2,021,139,464	100%	146,920	100%	279,941,393	100%	1	100%	2,301,227,778	100%

ITEM 7B. Related Party Transactions

Transactions with related parties are submitted to appraisal by our Board of Directors or our Board of Executive Officers, in compliance with our bylaws and our Related-Party Transactions Policy and Management of Conflicts of Interest (“TPR Policy”), reviewed periodically and approved by our Board of Directors in accordance with the applicable legislation. The revision process of our TPR Policy involved the structuring of the flows of transactions with related parties and the design of internal controls associated with the stages of approval and communication of TPRs (“Third-Party Transactions”).

We believe that all related party transactions are carried out according to guidelines, criteria and market rules in order to provide sufficient transparency to contracts between related parties.

Since 2021, we have implemented several actions to improve the process of identifying and managing Related Party Transactions, which include:

●	TPR Identification Form: We prepared a TPR Identification Form to assist our business units in identifying transactions involving related parties, as well as providing guidance on the procedures to be adopted for compliance with the requirements under Ordinances and Instructions issued by the CVM.
●	Trainings Conducted: we carried out training sessions with member of our senior management, Directors and professionals from our group companies aimed at presenting and leveling the concepts involved in relation to TPR.
●	List of Related Parties in SAP: As of 2022, the relationship with related parties was included in our SAP system platform, increasing the security and reliability of the data.
●	Definition of Focal Points in our group companies: As of 2022, we defined focal points at our group companies with the function of creating, updating and validating our list of related parties, whenever we identify a need for change in the relationship classification.
●	The automation of validation of changes in the list of related parties: All changes made to related parties are managed through workflows in the SAP system in order to increase the security of the process of identifying and managing TPRs.

See “—Transactions with our Subsidiaries, Affiliates, SPEs and Brazilian Government entities” for a summary description of our material transactions with related parties to which we are a party or have been a party in the last fiscal year. For more detailed financial information with respect to transactions and balances with related parties, see note 40 to our Consolidated Financial Statements.

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

Below is a table with information about loans and financing granted by us, in addition to transactions with related parties that, according to accounting standards, must be disclosed in our financial statements, according to the position as of December 31, 2023:

	Consolidated (Thousands)
	2023	2022
Debentures
Transnorte Energia	450,000	—
Total	450,000	—
Loans and Financing
Amazonas Energia S.A.	4,593,471	4,596,971
Itaipu	—	84,133
Equatorial Alagoas Distribuidora de Energia S.A.	—	389,979
Eletropaulo Metropolitana Eletricidade de São Paulo	—	354,779
Equatorial Piauí Distribuidora de Energia S.A.	—	1,229
Boa Vista S.A.	154,276	148,219
Eletronuclear	—	8,168
Other	188,094	183,653
(-) Provisions for Doubtful Accounts	(4,757,692)	(4,736,089)
Total	178,149	1,021,645
Principal	286,410	671,236
Expenses	81,330	21,603
Current	367,740	692,839
Non-current	260,409	328,806

Total	628,149	1,021,645

Transactions with our Board of Directors, Executive Officers or Key Management Personnel

Direct transactions with the companies of members of our Board of Directors, our executive officers or key management personnel must follow the conditions of a commercial transaction and market practice guiding transactions with third parties. None of our Board of Directors members, our executive officers, our key management personnel or close members of their families has had any direct interest in any transaction we made that is or was unusual in its nature or conditions, or material to our business during the year, and which remains in any way outstanding or unperformed. Also, we have no outstanding loans or guarantees to the members of our Board of Directors, Board of Executive Officers, key management personnel or any close member of their families.

Transactions with our Subsidiaries, Affiliates and SPEs

Transactions with our subsidiaries, affiliates, SPEs and government entities are carried out at prices and conditions defined between the parties, which take into account the conditions that could be practiced in the market with unrelated parties, when applicable. Among the main transactions that took place in 2023 financial information with respect to the main transaction occurred in 2023 with related parties, see note 40.1 to our Consolidated Financial Statements.

Further Transactions

Pursuant to the Eletrobras Privatization Law we were required to enter into certain transactions with related parties. See “Item 4. Information on the Company—A. History and Development—Privatization” for further details.

Strictly Commutative Nature of the Agreed Conditions or the Appropriate Compensatory Payment

The transactions described above, as well as other transactions we entered into in 2023, were entered into in accordance with our TPR Policy, and the ones entered into before the approval of our Policy were executed in accordance with our bylaws and established legal practices.

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

For further information about our related party transactions, see note 39 to our Consolidated Financial Statements.

ITEM 7C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

ITEM 8A. Consolidated Financial Statements and Other Information

See “Item 18. Financial Statements.”

Litigation

As of December 31, 2023, we were a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involved substantial monetary and other remedies. Several individual disputes accounted for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute where we have a current obligation (legal or constructive) or it is probable (more likely than not) that we will be liable for (or we will agree to settle for) monetary or other damages, and we can estimate the amount in dispute or to settle the obligation. For information on how our management classifies the claims against us, see note 30 to our Consolidated Financial Statements.

As of December 31, 2023, we provisioned R$26.5 billion in respect of our probable legal proceedings, of which R$0.8 billion were related to tax claims, R$22.8 billion were related to civil claims and R$2.3 billion were related to labor claims and R$632.0 million were related to regulatory and environmental claims. Our possible legal proceedings totaled R$47.0 billion, of which R$11.2 billion were related to tax claims, R$29.5 billion were related to civil claims and R$2.3 billion were related to labor claims. We do not provision for our possible and remote legal proceedings.

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

MESA Arbitration

On September 12, 2018, SAAG and CEMIG filed an arbitral claim before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) against MESA, Furnas, FIP and Novonor seeking the annulment of the capital increase approved at MESA’s shareholders’ meeting on August 28, 2018, at which (i) Furnas, Novonor and FIP subscribed and paid in R$754.0 million through a credit capitalization; and (ii) Furnas subscribed and paid in R$85.0 million in cash, exercising its right to subscribe the remaining shares not subscribed by SAAG and CEMIG (“MESA Arbitration”).  This capital increase was intended to help MESA refinance its debt.

SAAG and CEMIG alleged that capital stock on August 28, 2018, should also be declared invalid due to a prior arbitration award (CAM No. 48/14) that recognized the invalidity in the transfer of proceeds made by MESA to CCSA and annulled the capital increase to enable that transfer. In response, MESA alleged that, due to the award granted in CAM No. 48/14, the shares of MESA issued in 2014 and subscribed by its shareholders were cancelled, and MESA should refund its shareholders R$605.0 million. MESA was unable to pay this amount, which is recorded as a current liability in MESA’s financial statements. As of December 31, 2021, the investment in MESA was fully provisioned in our financial statements.

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

Arbitration Relating to Santo Antônio

With respect to the arbitral claim filed by SAESA before the International Chamber of Commerce (ICC) seeking a declaration that (i) CCSA was responsible for paying the costs incurred in the operations of the Santo Antônio plant and the costs related to the anticipated sale of energy acquired in the Free Market due to the delay starting the operations; and (ii) CCSA should be liable under the EPC Contract (the “SAESA Arbitration”), we entered into a settlement on August 4, 2022, in exchange for a payment of R$962.0 million.

Tax Proceedings

We have challenged the collection of certain tax debts and tax credits and have obtained writs of mandamus to avoid payment or recover past payments. As of December 31, 2023, we were also a party to tax proceedings where we classified the risk of loss, (i) as probable in the estimated amount of R$784.0 million; and (ii) as possible in the estimated amount of R$11.2 billion. For further discussion of our tax lawsuits, see note 29.2.2 to our Consolidated Financial Statements.

Civil Proceedings

As of December 31, 2023, we provisioned a total aggregate amount of R$22.8 billion in respect of our probable losses from civil proceedings.  The total amount for all possible civil proceedings was R$29.5 billion. These civil proceedings discuss, inter alia, (i) debt agreements and their provisions entered into with third parties; (ii) regulatory orders passed by ANEEL; (iii) payments, fines and charges for alleged arrears and defaults, as well as relating to an impact on surrounding communities (including indigenous community); (iv) compensation for damages; and (v) terms of contracts entered into by us with third parties. For further discussion of our civil lawsuits, see note 30.2.1 to our Consolidated Financial Statements.

As of December 31, 2023, the main civil proceedings to which we are party are described below:

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

Although we believe that most or all of these bearer bonds have already expired and cannot be enforced in light of the STJ’s ruling on the bearer bonds leading case, judicial precedents and administrative decisions of the CVM, we cannot ensure that courts will agree with our interpretation. If courts deem the bearer bonds to be enforceable, this could adversely affect our financial condition and results of operations. In addition, there are a small number of claims that seek to enforce certain bearer bonds that may have been filed before the applicable statute of limitations expired. More generally, any court decision that conflicts with our understanding of the possibility of enforcement of bearer bonds could adversely affect our financial condition and results of operations, in addition to materially affecting our loss estimates. As of the date of this annual report, we believe that the risk of loss in these bearer bond-related proceedings is remote and, therefore, we have not made any provision for the R$26.5 billion amount claimed by the plaintiffs. As of December 31, 2023, the only amount we provisioned referring to claims for bearer bonds is R$60.7 million.

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

However, over the years electricity consumers filed numerous lawsuits against us concerning book-entry credits in the context of the second phase of the compulsory loan program. These lawsuits can be divided into three main categories of claims: (i) disputes concerning the criteria and indices adopted for monetary restatement (inflation), levied on the principal amount of the compulsory loan credits, which were determined by the law that governs the compulsory loan program; (ii) disputes regarding the appropriate period for the accrual of remunerative interest of 6% per year on the amount of monetary restatement on the loan principal, (iii) disputes concerning interest on arrears on the amount of monetary restatement on the principal amount and corresponding remunerative interest of 6% per year; and (iv) disputes regarding the legitimacy of the claims made by the plaintiffs in legal proceedings. We consider claims seeking the application of the remunerative interest rate of 6% on the amount of monetary restatement after the relevant shareholders’ meeting at which the book-entry credit was converted into preferred shares as presenting a remote risk of loss given that our understanding regarding the leading compulsory loan cases we always followed was upheld by the First Section of the STJ’s judgement in respect of our motion for clarification in appeal EREsp No. 790.288/PR on November 10, 2021, reversing the unfavorable STJ’s judgement of June 2019, in the so-called Case ROMA, and the consolidated jurisprudence that followed it. Accordingly, we have not recorded any provision in connection with these proceedings.

As of December 31, 2023, our provision was R$17.3 billion, of which (i) R$4.2 billion refer to the difference in the base value resulting from the monetary restatement criteria, based on the precedents of the STJ; (ii) R$2.6 billion refer to remunerative interest on the difference arising from monetary restatement of the principal amount (reflection and difference in remunerative interest paid); (iii) R$9.5 billion refer to applicable late payment interest; (iv) R$749.7 million refer to attorney’s fees, and (v) R$98.9 million refer to various other categories of claims. We considered the risk of loss as probable and recorded this provision based on jurisprudence (e.g. Repetitive Appeal No. 1,003,955/RS and Divergence Motion in Special Appeal No. 826,809/RS). However, we may need to increase our provisions if one or more courts depart from the favorable precedents that we have followed on this matter, which could adversely affect our financial condition and results of operations.

The STJ addressed the criteria and indices adopted for calculating the monetary adjustment and ancillary surcharges on these credits in Repetitive Appeals Nos. 1,003. 955/RS and 1,028,592/RS, and Divergence Motion in Special Appeal No. 826,809/RS. We believe that judicial proceedings dealing with the same or similar issues should follow these decisions, due to the binding effect of repetitive appeals. Based on these precedents, we believe that (i) the levy of remunerative interest of 6% on the amount of monetary restatement on the principal amount of the compulsory loan credits should cease on the date of the General Shareholders’ Meeting at which such credits were converted into preferred shares (the “Conversion Meeting”), and (ii) interest on arrears that could be applicable to differences resulting from the monetary restatement and the accrual of 6% remunerative interest per year on the amount of that restatement must be levied at the rate applicable to the restatement of judicial debts (i.e. variation of the IPCA-E index until the summons and, subsequently, by the SELIC rate). Therefore, we believe that the SELIC rate should be applied to the amounts of principal and interest that are due, as of the later of (i) the date of the Conversion Meeting; or (ii) the date of service. The constitutionality of repetitive appeals No. 1,003,955/RS and No. 1,028,592/RS is currently being appealed at the STF, which are pending judgment. The appeals address a potential violation of article 97 of the Federal Constitution, which provides that the decision in any process to declare a law unconstitutional must be issued by the full composition of the STJ, and not by one of its sections or groups, as happened in the case of the repetitive appeals judged by the STJ, in which, we believe, the Court ruled out aspects of the compulsory legislation on constitutional grounds.

Disputes involving the calculation method, among others, include those relating to (i) a monetary restatement of principal between December 31 of the year prior to the Conversion Meeting and the date of ratification of the Conversion Meeting, (ii) amounts collected monthly by compulsory loan taxpayers; and (iii) legitimacy of credit collection. Our assessment of ongoing claims and their exposure is continuous in nature and may change over time in response to new developments regarding the chance of loss, magnitude of potential loss, or both.

In addition, in accordance with the consolidated jurisprudence from the STJ and the Lower Courts we provision all amounts related to reflexive remunerative interest as long as the plaintiffs filed the lawsuit to claim this interest within five years from the date of the applicable Conversion Meeting. We also continue to challenge any claims for remunerative interest filed by holders after the five-year period following the date on which they received the remunerative interest rate (i.e., July of each year during the grace period) legally as we believe such claims to have become time-barred.

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

We believe that previous judgments have ruled that branches of companies do not have the standing to enforce court orders with respect to the difference in the monetary restatement of a compulsory loan granted favorably to the parent company when such branch was not included in the initial petition. In addition, there are discussions about the applicable late interest charged at the Selic rate before the date of the relevant conversion meeting, the criteria for the application of interest and credits claimed in more than one judicial proceeding. However, we estimate that our provision could increase if all credits from branches of companies not mentioned in the initial petition brought by the parent company are considered enforceable or the further claims mentioned above are decided against us. As of the date of this annual report, however, we believe that the risk of loss in these matters is possible and, therefore, have not recorded any provision in this regard.

Considering the differences in calculation methodologies presented above, we estimate a possible risk of R$3.3 billion, including charges that we consider to be illegitimate by certain creditors and claims of branches not included in the initial petition. Furthermore, we estimate a remote risk for processes involving book-entry credits of around R$16.0 billion, including claims seeking the application of a remunerative interest rate of 6% on the amount of monetary restatement after the relevant shareholders’ meeting in which the book-entry credit was converted into preferred shares.

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

As of the date of this annual report, we are aware of several demands with full monetary restatement claims for credits not yet converted, that is, legal proceedings already claiming that the monetary restatement occurs from the date of the effective judicial deposit, contrary to the criterion used by us, which is the date of withdrawal of such deposits, when the amounts are effectively made available to us. There is no provision in relation to this class of compulsory loans as we consider it to be a debt that has not yet been paid (and therefore has been accounted for directly as liabilities) as opposed to a contingency. However, should creditors file lawsuits in the future, we would reassess the need for provisions. As of December 31, 2023, the aggregate principal amount of credits not converted or paid recorded was R$492.7 million.

We cannot guarantee that new lawsuits will not be filed or that new judicial decisions (including by higher courts) on compulsory loan-related issues will not be adverse to us. The aggregate cost of unfavorable lawsuits or decisions may have a material adverse effect on our financial condition and operating results.

See also “Item 3.D. Key Information—Risk Factors—Risks relating to compliance, legal and regulatory framework—We may incur losses in legal proceedings relating to compulsory loans made in the period between 1962 and 1993.”

Judicial Settlements

In 2022, we entered into negotiations with the counterparties in an attempt to reduce the number of claims and amounts under dispute related to compulsory loans. Since the negotiations began and until December 31, 2023, our liabilities in connection with such compulsory loans reduced by R$3.9 billion and we reduced our provisions in respect of 3,409 lawsuits by R$7.2 billion to $17.3 billion in 2023, as compared to R$24.4 billion in 2022.

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

See also “Item 3.D. Key Information—Risk Factors—Risks relating to compliance, legal and regulatory framework—We are, have been, and may again be party to U.S. proceedings relating to disclosures surrounding our compulsory loan credits and bearer bonds.”

Labor Proceedings

As of December 31, 2023, we were a party to labor proceedings where we classified the risk of loss (i) as probable in the estimated amount of R$2.3 billion; and (ii) as possible in the estimated amount of R$2.3 billion. Due to the amounts involved, we do not believe that any liabilities related to these individual labor lawsuits would have a material adverse effect on our financial condition or results of operations. For further information of our labor lawsuits, see note 30.1.3 to our Consolidated Financial Statements.

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

These environmental civil proceedings discuss, inter alia, (i) allegations of failure to submit monitoring reports on environmental plans and programs; (ii) allegations of failure to comply with environmental requirements and the renewal of our environmental licenses; (iii) allegations of damages caused to local communities including indigenous peoples; (iv) fines related to non-compliance with environmental requirements; (v) challenges to the validity of our existing environmental licenses; and (vi) allegations that we are not complying with certain environmental laws, requesting us to perform environmental studies to assess the impacts of certain projects on indigenous communities.

As of December 31, 2023, the main environmental proceedings we are party to are described below:

Chesf - Proceeding No. 000280927.2002.4.05.8500 and 000042035.2003.4.05.8500

The Associação Comunitária do Povoado do Cabeço e Adjacências filed a public civil action against Chesf before the 2nd Federal Court of Sergipe in the amount of R$325.9 million to obtain financial compensation for alleged environmental damages caused to fishermen from Cabeço, downstream from the Xingó Hydroelectric Plant and caused by the construction of this Plant. The defendants of the action included IBAMA, IMA-AL, CRA-BA, the Brazilian Government and ADEMA-SE. In addition, in the district of Brejo Grande/SE, the Associação Comunitária do Povoado do Cabeço e Saramém filed a public civil action against Chesf in the amount of R$298.9 million. In February 2009, these two lawsuits were considered to be procedurally related and were joined in the Second Federal Court/SE. In May 2009, there was a hearing to decide on the nature of the procedural evidence to be collected, including conducting an expert examination. The Court reversed the burden of proof and the financial burden for carrying out the expert examination to be borne by Chesf.

In September 2022, the court sentenced Chesf, ADEMA-SE, IMA-AL, CRA-BAv (now INEMA-BA) and IBAMA to pay an indemnification for environmental damages caused to the village of Cabeço in the amount of R$50 million. Chesf filed an appeal in April 2023, which as of the date of this annual report is still pending.

Based on the evaluation of our external legal counsel, our management classified the risk of loss of this lawsuit as probable. The total amount involved in this proceeding, as of December 31, 2023, was R$52.0 million.

Eletronorte - Proceeding No. 000849207.2005.4.01.3600

The plaintiff is MPF and the defendants are the State Foundation for the Environment - FEMA; Eletronorte; Novonor, IBAMA and EAPSA.

The dispute of this claim is to (i) compel Eletronorte and Novonor to refrain from any action that may lead to the construction of the Dardanelos Hydroelectric Plant, imposing a daily fine of R$10,000 for non-compliance with the court order; (ii) request the invalidation of any environmental licenses granted by FEMA during the licensing process for the Dardanelos Hydroelectric Plant; (iii) order the defendant to pay the costs of the proceedings; and (iv) order Eletronorte and Novonor to refrain from implementing the Dardanelos Hydroelectric Plant until IBAMA issues a new preliminary environmental license for the project, which must be preceded by the preparation, analysis and approval of an EIA/RIMA. The defendants filed a reply, and the plaintiff requested an environmental expert report. The proceedings are suspended until the production of the expert report in proceeding No. 0005202-42.2009.4.01.3600.

We classified the risk of financial loss and loss of our license and authorization to implement the project as remote.

Eletronorte and Eletrobras - Proceeding No. 0000709-88.2006.4.01.3903

The plaintiff is the MPF and the defendants are IBAMA, FUNAI, Eletronorte and Eletrobras. The MPF filed this proceeding to question the licensing of the Belo Monte Hydroelectric Plant and potential damages caused to indigenous communities without first giving them a hearing opportunity.

As of December 31, 2023, we assessed the risk of loss in this proceeding to be remote. The amount involved in this proceeding is still undetermined and, in case of loss, Eletrobras could be impacted.

We classified the risk of loss in this legal proceeding as remote.

Eletronorte - Proceeding No. 000034115.2010.4.01.3200

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

In northern Brazil, Eletronorte is involved in several proceedings related to the expropriation of lands for the construction of the Balbina Hydroelectric Plant, in the state of Amazonas. The plaintiff is the MPF and the defendants are Eletronorte, the Brazilian Government, FUNAI and others.

The objective of this claim is to obtain (i) the recognition that the lands flooded in October 1987 by the artificial lake of Balbina, formed by the damming of the waters of the Uatamã river due to the construction of the Balbina Hydroelectric Plant originally belonged to the Waimiri-Atroari Indians and consequently to the domain of the Brazilian Government; (ii) an order from the Brazilian Government, FUNAI and Eletronorte jointly and severally to compensate the Waimiri-Atroari indigenous community for losses caused by the flooding of lands over which they claim to hold original rights; (iii) the invalidity of credits in the expropriation lawsuits related to the formation of the artificial lake of Balbina; and (iv) the nullification of the titles that gave rise to the expropriations, and the determination that Eletronorte, FUNAI and the Brazilian Government to indemnify for the damages caused by the forced migration of the Waimiri-Atroari Indians.

The court denied the motion for preliminary injunction and summoned all defendants to provide their personal information. We classified the risk of loss in this legal proceeding as probable and provisioned R$424.0 million.

Eletronorte - Proceeding No. 101792462.2021.4.01.3700 (originated by 001316638.2013.4.01.3700)

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

As of December 31, 2023, we classified our risk of loss as probable and provisioned R$135,826 in respect of proceeding No. 0013166‑38.2013.4.01.3700. For proceeding No. 1017924-62.2021.4.01.3700 in respect of provisional enforcement, we classified our risk of loss as possible, in the amount of R$17.4 million.

Chesf - Proceeding No. 000120873.2013.4.01.3306

The MPF alleges that Chesf has violated the rights of communities affected by the Itaparica Dam. The proceeding was dismissed by the court based on the statute of limitations. The MPF filed an appeal against the decision, which is pending by Federal appellate court.

We assessed the risk of loss in this legal proceeding as remote in the estimated amount of R$4.0 billion.

Regulatory Proceedings

As of December 31, 2023, we provisioned a total aggregate amount of R$527.0 million in respect of our probable losses from regulatory proceedings.  The total amount for all possible regulatory proceedings is R$1.1 billion. These regulatory proceedings discuss, inter alia, payment of penalties, performance bonds, fees and charges in connection with concession contracts, contracts for the transmission of electricity and tariffs.

Judicial Settlements

As of December 31, 2023, we reduced the amounts provisioned by R$341.4 million as a result of judicial settlements. In addition, we paid R$168.8 million towards settlement agreements. Furnas entered into the most agreements, with a reduction of provisions of R$239.6 million and payments of R$105.6 million. Particularly notable was Furnas’ agreement with the Conbat Consortium related to the construction of our Batalha Hydroelectric Plant, for which we reduced provisioned amounts by R$96.1 million and paid R$51.7 million towards settlement. Chesf also entered into settlement agreements of significant value, reducing provisioned amounts by R$101.4 million and paying R$62.9 million towards such agreements. These figures do not include payments in respect of agreements related to compulsory loans.

Criminal Proceedings

As of December 31, 2023, CGT Eletrosul and Eletronorte were a party to relevant criminal lawsuits. In addition, we or our subsidiaries are investigated from time to time in respect of alleged breaches of the Environmental Criminal Laws. These investigations may lead to further criminal proceedings being initiated against us or our subsidiaries.

As of December 31, 2023, the main criminal proceedings we are party to are described below:

CGT Eletrosul - Proceeding No. 000093712.2018.8.21.0004

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

We assessed the lawsuit, as of December 31, 2023, as having a possible risk of loss, although there are relevant legal theses to support CGT Eletrosul’s defense, because there is a study regarding a potential settlement to suspend, and later on terminate this criminal proceeding, subject to the payment of a low amount fine. In the event of loss, there could be a potential damage to our reputation, and CGT Eletrosul might receive fines and sanctions under the Environmental Criminal Laws.

Eletronorte - Proceeding No. 0000296.82.2019.8.03.0006

The defendants include Eletronorte and the plaintiff is the Public Ministry of the State of Amapá. This is an environmental criminal complaint based on flooding in the municipality of Ferreira Gomes, due to the rupture by internal erosion of an upstream cofferdam by CESBE and Empresa de Energia Cachoeira Caldeirão S.A. The plaintiff alleges pollution with damage to human health, animal death, destruction of flora, erosion of the edge of the municipality and interruption of water supply. Eletronorte would be responsible for breaching its duty of care by operating its reservoirs at Coracy Nunes Hydroelectric Plant consistently at the maximum limit, without leaving any gaps for possible floods, contrary to operating rules. The proceeding is awaiting the summons of the defendants to continue the criminal process.

We assessed the lawsuit, as of December 31, 2023, as having a remote risk of loss because there are relevant legal theses to support Eletronorte’s defense. In the event of loss, there could be a potential damage to our reputation, and Eletronorte might receive fines and sanctions under the Environmental Criminal Laws.

Proceedings challenging our Privatization

We are party to 16 proceedings that challenge our Privatization, our Privatization process and the Eletrobras Privatization Law, which we currently assess with a possible risk of loss. As of the date of this annual report, 11 claims against us were dismissed. However, if the judicial authorities were to decide against us, these proceedings could cause potential to our reputation, negatively impact the prices of our shares and ADS and ultimately result in our renationalization.

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

Lawsuits before the STF Requesting a Declaration of Unconstitutionality of Law 14,182/2021

Five lawsuits were filed before the STF to discuss the constitutionality and validity of Law 14,182/2021, which approved our Privatization. We are not a party to these lawsuits. Despite requests for interim relief to suspend the effects of Law 14,182/2021, these requests were denied by Justice Nunes Marques. As a result, the provisions of Eletrobras’ Privatization Law remain in force.

On December 19, 2023, Justice Nunes Marques of the STF suspended one of the proceedings, ADI No.7385, filed by the President of Brazil in respect of the limitation of the Federal Government’s voting power, for a period of 90 days. On April 2024, the Justice Minister extended the previously granted deadline for another 90 days and sent the case back to the Federal Administration Conciliation and Arbitration Chamber (CCAF) in an attempt for the parties to come to an amicable resolution. Negotiations between the parties are ongoing and no settlement has been approved.

Proceedings Challenging the Incorporation of Furnas

In December 2023, three lawsuits were filed before the Rio de Janeiro State Court requesting the suspension or annulment of the decision voted for in our Extraordinary General Meeting, which approved the incorporation of Furnas by us. A lawsuit with the same objective was filed before the Labor Court.

On December 29, 2023, an injunction was granted in proceeding No. 0185639-83.2023.8.19.0001 requesting the suspension of the Extraordinary General Meeting for a period of 90 days. In January 2024, the Regional Labor Court of the First Region also granted an injunction in proceeding No. 0120785-36.2023.5.01.0000, suspending the Extraordinary General Meeting until we had completed an assessment on the impact of the incorporation on Furnas employees.

On January 11, 2024, a decision was issued by Justice Minister Alexandre de Moraes of STF, in complaint No. 64,901, which revoked the injunctions granted in the proceedings No. 0185639-83.2023.8.19.0001 and 0186310-09.2023.8.19.0001. As such, the Extraordinary General Meeting was declared resumed on January 11, 2024 and the incorporation of Furnas into the group was approved by majority of votes.

As of the date of this annual report, the cases are ongoing, but no other decision has been issued that would impact the Extraordinary General Meeting decision to incorporate Furnas. As such, while decisions on the merits of the proceedings related to the annulment of the Extraordinary General Meeting are still pending, our assessment indicates a possible risk of loss.

Eletronuclear Proceedings

Although we now only hold a minority interest in Eletronuclear, an adverse result in certain legal proceedings to which Eletronuclear is a party could also have a material adverse effect on our financial condition and/or on our reputation. In addition, we guarantee certain of Eletronuclear’s obligations and therefore litigation outcomes that are materially adverse to Eletronuclear could also materially adversely affect our financial condition and results of operations.  As of December 31, 2023, Eletronuclear had claims outstanding of approximately R$1.6 billion, of which they had provisioned for R$215.1 million.

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

The decision to distribute dividends and other proceeds considers a number of factors and variables, such as our results, financial situation, cash requirements, future prospects of performance in current and potential markets, existing investment opportunities, maintenance and expansion of productive capacity. Our Dividend Distribution Policy aims to ensure our continuity and short-, medium- and long-term financial sustainability, based on the need for financial flexibility and stability to operate its business.

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

The following table sets out the minimum dividends to be or that have been paid to each class of our shares for the periods indicated, as approved by our Annual Shareholders Meeting:

	Year
	2024	2023	2022

	(R$)
Common Shares	0.39752011554	0.22005370163724	0.71578248571496
Class A Preferred Shares	2.50511011309	2.05245833093666	1.99153557854615
Class B Preferred Shares	1.86870827920	1.49365168200000	1.49365168208243

For the year ended December 31, 2023, we recorded net income attributed to the owners of R$4.5 billion. For the years ended on December 31, 2023, 2022 and 2021, the percentage of retained earnings to the total reported net income for the year was 84.45%, 83.07% and 75.70%, respectively. Considering that the annual obligation of the payment of minimum dividends to preferred shareholders pursuant to our Brazilian Corporate Law and our bylaws was fully complied with in previous years, any distribution of dividends to be declared and paid in 2024 will be subject to article 11, §4 and §5 of our bylaws, which establish that, after the minimum dividends are ensured to preferred shares, each preferred share will be entitled to dividends, for each share, of at least 10% higher than those attributed to each common share.

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

As a result, as of December 31, 2023, our capital stock comprised a total of 2,307,099,812 shares, of which 2,027,011,498 are common shares, 146,920 are class “A” preferred shares and 279,941,393 are class “B” preferred shares. As part of our Privatization, one Class B preferred share has been used to create one class “C” preferred share (golden share), which is held exclusively by the Brazilian Government.

As of December 31, 2023, our total capital stock was R$70,099,825,620, fully paid-in and divided into 2,307,099,812 shares, all nominative, in book-entry form and without par value, consisting of 2,027,011,498 common shares and 280,088,314 preferred shares.

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

Under the regulations issued by the Resolution No. 4,373 issued by CMN (“Resolution No. 4,373”), foreign investors seeking to trade directly on a Brazilian stock exchange or on an organized over-the-counter market must meet the following requirements:

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

A certificate of foreign capital registration has been issued in the name of the Depositary with respect to the ADS and is maintained by Banco Itaú S.A., as custodian for our common and class “B” preferred shares represented by the ADS, on behalf of the Depositary. Pursuant to such certificate of foreign capital registration, we expect that Depositary will be able to convert dividends and other distributions with respect to the common and class “B” preferred shares represented by ADS into foreign currency and remit the proceeds outside of Brazil.

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

ITEM 9B.Plan of Distribution

Not applicable.

ITEM 9C.Markets

Our common shares are traded under the symbol “ELET3” and our class “B” preferred shares are traded under the symbol “ELET6” on the B3. Stocks and bonds are traded exclusively on the B3. As of December 31, 2023, we had approximately 28,952 record holders. Our NYSE and LATIBEX tickers are “EBR” and “EBR-B” and “XELTO” and “XELTB” respectively.

Our ADS are listed on the NYSE and our ADS representing our common shares are traded under the symbol “EBR” and our ADS representing our class B preferred shares are traded under the symbol “EBR-B.” As of December 31, 2023, we had approximately 13,935 beneficial owners and 22 registered holders of ADS representing common shares and approximately 3,163 beneficial owners and 17 registered holders of ADS representing preferred shares.

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

On August 23, 2021, the CVM issued Ordinance No. 44 which regulates the disclosure of material facts and trading of securities pending the release of material non-public information. The CVM also issued several regulations regarding disclosure requirements, registration of securities issuers admitted to trading in the Brazilian Regulated Market, public offerings and tender offer for the acquisition of shares (oferta pública de aquisição de ações), namely, Ordinance No. 80, Ordinance No. 85 and Ordinance No. 160, respectively.

Ordinance No. 80 also requests that publicly held companies disclose a reference form (Formulário de Referência) which is an annual report on standard form containing our relevant corporate, business and selected financial information and is annually updated within five months after the end of the year. We believe we are currently in accordance with all applicable Brazilian corporate governance standards.

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

Trading on the B3

Trading on the B3 is conducted every business day between 10:00 a.m. and 6:00 p.m. on an automated system known as PUMA (Plataforma Unificada Multiativos). The B3 also permits trading from 6:25 p.m. to 6:45 p.m. on an online system called the “after market,” which is connected to traditional and online brokers. Trading on the “after market” is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.

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

Trading on the Brazilian stock exchange by non-residents of Brazil is subject to registration procedures.

Corporate Governance Practices

As of the effective date, in order to become a Nivel 1 (Level 1) company, in addition to the obligations imposed by applicable law, an issuer must agree to:  (i) maintain a free float of at least 20% of its capital stock; (ii) disclose certain additional information in their financial statements; (iii) agree to adopt and publish (a) a code of conduct that establishes the principles and values that guide the company; and (b) an insider trading policy that applies, at a minimum, to the issuer, its controlling shareholder, if applicable, the members of the board of directors and fiscal council, the executive management team and members of other corporate bodies that have a technical or consultative role as may be created from time to time by the company’s bylaws; (iv) conduct offerings that will facilitate broad share ownership; (v) disclose related-party transactions; (vi) have a board of directors that comprises at least three members elected by the shareholders at the company’s general meeting, of which, at least, 20% must be independent directors; (vii) establish a unified mandate of a maximum of two years for members of the board of directors, subject to re-election; and (viii) not permit the positions of chairman of the board of directors and chief executive officer or main executive of the company to be held by the same person, subject to certain exceptions.

On September 26, 2006, we entered into an agreement with the B3 to list our shares on the Level 1 segment pursuant to which we agreed to comply and continue to be compliant with all the requirements of a Level 1 listing.

Investment in our Preferred Shares by Non-Residents of Brazil

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our preferred shares, on the Brazilian stock exchange provided that they comply with the registration requirements set forth in Law No. 14,286, dated December 29, 2021, Resolution No. 4,373 and Resolution No. 13, as of November 18, 2020 of the CVM. With certain limited exceptions, under Resolution No. 4,373, investors are permitted to carry out any type of transaction in the Brazilian financial capital markets involving a security traded on a stock, future or organized over-the-counter market, provided that certain registration requirements are met. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our preferred shares are made through the exchange market.

In order to become a Resolution No. 4,373 investor, an investor residing outside Brazil must:

●	appoint at least one representative in Brazil that will be responsible for complying with registration and reporting requirements and procedures with the Brazilian Central Bank and the CVM. Such representative must be a financial institution or an institution duly authorized by the Central Bank that will be jointly and severally liable for the representative’s obligations;
●	through its representative, register itself as a foreign investor with the CVM and register the investment with the Brazilian Central Bank;
●	appoint at least one custodian duly authorized by the CVM;
●	appoint a representative in Brazil for taxation purposes;
●	obtain a taxpayer identification number (Cadastro Nacional de Pessoa Jurídica – CNPJ or Cadastro Nacional de Pessoa Física – CPF) from the Brazilian federal tax authorities – Receita Federal (the Brazilian Internal Revenue); and
●	securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors are generally restricted to transactions involving securities for acquisition or sale in stock exchanges or organized over-the-counter markets licensed by the CVM or such other cases as may be set forth in the applicable CVM regulations from time to time.

In addition, an investor operating under the provisions of Resolution No. 4,373 must be registered with the Brazilian federal tax authority pursuant to its Normative Instruction No. 2,119, dated December 6, 2022 (“Normative Instruction No. 2,119/22”), which also provides specific obligations regarding the disclosure of information on individuals authorized to legally represent a foreign investor in Brazil, as well as the chain of corporate interest up to the individual deemed as their ultimate beneficiary or up to one of the entities mentioned in the corresponding legislation, which includes publicly held companies domiciled in Brazil.

This registration process is undertaken by the investor’s legal representative in Brazil. Non-Brazilian holders should consult their own tax advisors regarding the consequences of Normative Instruction No. 2,119/22.

Foreign investors may also invest directly under Law No. 14,286 and may sell their shares in both private and trading market transactions, but these investors are subject to less favorable tax treatment on gains than Resolution No. 4,373. A foreign direct investor under Law No. 14,286 must: (i) register as a foreign direct investor with the Central Bank; (ii) obtain a taxpayer identification number (CNPJ or CPF) from the Brazilian tax authorities; (iii) appoint a tax representative in Brazil; and (iv) a point a representative in Brazil for service of process in respect of suits based on Brazilian Corporate Law. In case such investor decides to sell their shares within the stock exchanges, additional procedures may be required.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Although Brazilian law does not have a similar requirement, the CVM and Brazilian Corporate Law require that public companies have a Board of Directors comprised of at least three members, out of which a minimum of 20% of the directors must be independent pursuant to the different criteria defined in the regulations (such as the absence of material relationships between a director and the listed company or the controlling shareholder). Furthermore, our bylaws provide that our Board of Director must comprise at least five independent directors. The Brazilian Corporate Law and the CVM also require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. Our directors meet the qualification requirements of our bylaws, Brazilian Corporate Law and the CVM, as well as the Level 1 listing segments of B3. We understand that 6 of our 9 directors would be considered independent according to NYSE criteria.  Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a General Shareholders’ Meeting.

On February 22, 2022, at our 181st Extraordinary General Meeting, we approved an amendment to our bylaws to include new rules for the appointment of members to our Board of Directors and Fiscal Council. As a result of our Privatization, our bylaws no longer confer such rights on the Brazilian Government, and we are no longer subject to the provisions of the Law of Government-Controlled Companies. See “Item 4A. History and Development—Privatization—Amendment to our Bylaws” and “10.B. Additional Information—Board of Directors, Board of Executive Officers, Fiscal Council and Committees—Board of Directors” for further information.

Voting Rights Limitation

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

Golden Share

The Brazilian Government currently and exclusively holds one special class preferred share (“Class C”), often referred to as a “golden share,” which grants it veto power in relation to amendments to our bylaws aimed at removing or modifying the aforementioned statutory provision that regulates the limitation on the exercise of voting rights and on the execution of shareholders’ agreements.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected as Executive Officers, and there is no requirement that those directors meet regularly without management. Nonetheless, our bylaws require the Board of Directors to meet annually in executive session in the absence of the CEO, which may occur on a more regular basis.

Nominating/Corporate Governance Committee

NYSE rules require that listed companies have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to us. Brazilian law does not have a similar requirement. Nonetheless, our bylaws state that certain responsibilities are to be carried out by our People Committee or our Strategy, Governance and Sustainability Committee, both of which have their own internal regulations which address the committee’s purpose and its responsibilities.

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

The statutory People Committee is in charge of discussing the compensation of the management, submitting its decisions to the controlling shareholder and to be voted on at the annual general meeting. The global compensation of the managers consists of the following elements: (i) fixed compensation; (ii) direct and indirect benefits; (iii) variable compensation through (a) short-term incentives; and (b) long-term incentives (LTI) by means of restricted stock and stock option plans.  The annual agreed targets consider the performance evaluation result of the Board of Executive Officers and reflect the alignment of the management to the short- and long-term strategy and the Board of Directors guidelines, observing the economic, environmental and social impacts and risks.

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

On May 17, 2018, we established our statutory Audit and Risks Committee, which acts in accordance with the applicable Brazilian and U.S. laws and regulations.

The statutory Audit and Risks Committee assists our Board of Directors and the boards of directors of Chesf, Eletropar, CGT Eletrosul, Eletronorte and SAESA, as well as our other subsidiaries when applicable and subject to the rules set by the Board of Directors, with the fulfilment of their responsibilities by providing guidance, analyzing and issuing recommendations on internal audit work, accounting and independent audits, risk management, internal controls and financial management. The Audit and Risks Committee aims to enhance the efficiency and quality of board decisions throughout our organization in respect of its specialism.

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

For further information about our statutory Audit and Risks Committee, see “Item 16.D. Exemption from the Listing Standards for Audit Committees.”

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares is subject to shareholder approval, with the exception of “authorized capital” as contemplated in our bylaws, which is subject to approval by our Board of Directors.

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. CVM’s regulations require that publicly held companies comply with corporate governance standards and disclose such policies and practices related to corporate governance. We have adopted corporate governance guidelines which are set forth in the Code of Corporate Governance Practices of Eletrobras (“Diretrizes Gerais de Governança Corporativa da Eletrobras”). Additionally, we have also adopted and observe a disclosure policy, which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities. Annually and in compliance with the regulations issued by the CVM, we disclose our corporate governance practices through reports.

Code of Conduct

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The B3 has a similar requirement for companies that are listed under Level 1 corporate governance segment, and in 2022, we revised our Code of Conduct, which provides for the ethical principles to be observed by all of our and our subsidiaries members of the Board of Directors, executive officers, employees, outsourced staff, service providers, trainees and young apprentices.

Our Code of Conduct is the main document to guide the actions of our group, as it sets out and reinforces the commitments that we assume with our customers. Each new version of the Code of Conduct is available to each member of our workforce, and a signature of a declaration or term of acceptance is required.

ITEM 9D. Selling Shareholders

Not applicable.

ITEM 9E. Dilution

Not applicable.

ITEM 9F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

ITEM 10A. Share Capital

Not applicable.

ITEM 10B. Bylaws

The following is a summary of certain significant provisions of our bylaws, Brazilian corporate law, and the rules and regulations of the CVM and of the Level 1 segment of B3. The information provided in this item does not purport to be exhaustive and is based on our bylaws (an English of translation of which is incorporated by reference herein as an Exhibit to this annual report), and applicable laws, rules and regulations.

General

We were established as a mixed capital company pursuant to Brazilian Law No. 3,890- A of April 25, 1961. Until June 2022, the Brazilian Government was our controlling shareholder and owned the majority of our voting common shares. In June 2022, we were privatized, and, as a result, the Brazilian Government ceased to be our controlling shareholder. Since then, we no longer have a controlling shareholder as our bylaws prohibit any shareholder or group of shareholders from exercising votes over 10% of our issued and outstanding voting capital or from entering into shareholders’ agreements for the exercise of voting rights in excess of 10% of our issued and outstanding voting capital. We are subject to Brazilian Corporate Law and to any and all laws and regulations that govern Brazilian private legal entities.

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

3.

convert a class B preferred share issued by us and held by the Brazilian Government to create a special class of preferred share, which will be held exclusively by the Brazilian Government, and which will grant veto power in corporate resolutions that seek to modify our bylaws to change the 10% limits on the exercise of voting rights and the execution of shareholders’ agreements;

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

5.

provide that any shareholder or group of shareholders that directly or indirectly exceeds 30% of our voting capital on a consolidated basis, and that does not return to a level below that percentage within 120 days, will make a public offering to acquire, at a price at least 100% higher than the highest quotation of our common shares in the prior 504 trading sessions, adjusted by the SELIC rate.

In accordance with our bylaws, a group of shareholders is defined as being composed of two or more shareholders: (i) who are parties to a voting agreement, either directly or indirectly through controlled or controlling companies or companies under common control; (ii) if one is, directly or indirectly, the controlling shareholder or controlling company of the other or of others; (iii) which are companies directly or indirectly controlled by the same person or company, or group of people or companies, shareholders or not; or (iv) which are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality in law or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are direct or indirectly controlled by the same person or company, or group of people or companies, shareholders or not.

In the case of investment funds with a common administrator or manager, only those whose investment policy and exercise of votes at a General Shareholders' Meeting, under the terms of the respective bylaws, is the discretionary responsibility of the administrator or manager are considered a group.

With respect to shareholders represented by the same agent, manager or representative in any capacity, they shall be considered parties to the same group of shareholders, except in the case of holders of securities issued under our ADR program.

In addition, our bylaws were amended to adapt our activities and management for after the settlement of the Global Offering, when we were no longer a state-owned controlled company. As a result, our 181st Shareholders’ Meeting approved, among other changes, the following:

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

•	revoke the rights of the Brazilian Government to appoint (i) eight members of our Board of Directors; and (ii) three members of our Fiscal Council.

Corporate Purpose

Our bylaws provide that our corporate purposes are:

1.	carry out studies, projects, construction and operation of electric power plants and transmission and distribution lines, as well as the execution of company acts resulting from these activities, such as the sale of electricity;
2.	promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks; and
3.	develop other activities related or complementary to our corporate purpose, as well as carry out activities included in our corporate purpose through controlled companies (subsidiaries), partnerships, and invested companies.

Description of our Capital Stock

As of December 31, 2023, our total capital stock was R$70,099,825,620, fully paid-in and divided into 2,307,099,812 shares, all nominative, in book-entry form and without par value, consisting of 2,027,011,498 common shares and 280,088,314 preferred shares.

Treasury Shares

As of December 31, 2023, we hold 56,652,067 treasury shares and we have a program for repurchasing our shares to acquire up to 202,111,946 common shares and 27,552,681 Class B Preferred Shares, which represents 10% of the total outstanding common shares and 10% of the total outstanding Class B Preferred Shares at the time of the program launch.

The maximum period for the settlement of this program is 18 months. Accordingly, shares can be repurchased by our treasury until July 2, 2024.

Authorized Capital

Our Board of Directors is allowed to increase our capital stock up to the limit of R$100 billion, regardless of statutory reform, through the issuance of new common shares; and to exclude the shareholders’ preemptive right in the subscription of shares issued through public offerings, pursuant to article 172, caput and item I, of the Brazilian Corporate Law.

Rights Attached to Our Shares

Common Shares

Each of our common shares entitles its holder to one vote on all matters submitted to a vote of shareholders at an annual or special shareholders’ general meeting, subject to a voting rights limitation whereby the holder is prohibited from exercising the voting rights in excess of 10% of our total number of shares, regardless of their shareholding. In addition, upon our liquidation, holders of our common shares are entitled to share all of our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of the issued and outstanding common shares, as well as to participate on all future capital increases by us.

Preferred Shares

Holders of our preferred shares are not entitled to vote at annual or special shareholders’ general meetings (except under limited circumstances) but have preferential rights to reimbursement of capital and distribution of dividends. Our preferred shares cannot be converted into common shares.

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

Holders of our preferred shares are entitled to participate in all future capital increases by us. In addition, the preferred shares are entitled to receive a dividend at least 10% above the dividend paid to each common share.

As part of our Privatization, the Brazilian Government holds a special class of preferred share, known as the Golden Share, which gives it veto power over corporate resolutions that aim to modify or remove the provisions described above in items (1) and (2) of “Item 10.B. Bylaws—Amendment to our Bylaws as part of our Privatization”, as per the terms of Eletrobras Privatization Law.

If the preferred shares issued by us start to confer voting rights pursuant to art. 111, paragraph 1 of the Brazilian Corporate Law, the limitation provided in item (1) of “Item 10.B. Bylaws—Amendment to our Bylaws as part of our Privatization” will apply to those preferred shares, so that all shares that confer the right to vote in relation to a given resolution (whether common or preferred) would constitute voting capital.

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

Redemption

The redemption of shares of one or more classes may be undertaken upon resolution of a Shareholders’ Meeting, regardless of approval by the Special Shareholders’ Meeting of impacted the types and classes of shares. The Brazilian Government holds a special class of preferred share, which will only be redeemed if authorized by law.

Registration

Our shares, represented in the U.S. per ADRs, are held in book-entry form with Citibank, N.A., which acts as the depositary for our ADRs. Transfer of our shares will be carried out by means of book entry by Citibank, N.A. in its accounting system, debiting the share account of the seller and crediting the share account of the buyer, upon a written order of the transferor or a judicial authorization or order to affect such transfers.

Notification of Interests in Our Shares

Any shareholder that acquires or disposes of 5%, 10% or 15% cumulatively of our capital stock of any class is obliged to notify us immediately upon completion of the transaction. Such obligation also applies to the holders of ADRs, convertible debentures and stock options. After the receipt of such notification, we will issue a notice to the market, which will be uploaded to the CVM's website, and duly update the corporate information in our Reference Form (Formulário de Referência) within seven business days of the occurrence of the transaction.

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

Shareholders’ meetings are called by our Board of Directors. Notice of such meetings is posted to shareholders and, in addition, notices are placed in a newspaper of general circulation in our main place of business and on our website at least 30 days before the meeting.

Shareholders’ meetings typically take place at our headquarters in Rio de Janeiro or virtually, as legally permitted. Shareholders may be represented at a shareholders’ meeting by attorneys-in-fact who are: (i) shareholders of the company; (ii) a Brazilian lawyer; (iii) a member of our management; or (iv) a financial institution. Since 2020, our Shareholders’ meetings have been exclusively taking place online, pursuant to the rules of Resolution No. 81 of the CVM, dated March 29, 2022.

At duly convened meetings, our shareholders are able to take action regarding our business, such as:

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

Board of Directors, Board of Executive Officers, Fiscal Council and Committees

Our main management and governance bodies formally constituted and with regular operation, are: (i) General Shareholders’ Meeting (General Assembly); (ii) Board of Directors; (iii) Board of Executive Officers; (iv) Fiscal Council; (v) Audit and Risk Committee; (vi) Strategy, Governance and Sustainability Committee; (vii) statutory People Committee; and (viii) Legal Affairs Support Committee.

All members of our Board of Directors, Board of Executive Officers and Fiscal Council must be natural persons who may or may not be Brazilian citizens. The Brazilian Corporate Law and CVM regulations also provide that certain individuals may not be appointed to a position by our management, including those who: are disqualified by the CVM, have been declared bankrupt or have been convicted of certain offenses such as bribery and crimes against the economy. The members of the Board of Directors, Board of Executive Officers and Fiscal Council may be shareholders or not, and in both cases, the management guarantee provided for in the Brazilian Corporate Law may be required. The management bodies also have the support of advisory bodies and support secretariats.

The minutes of the shareholders’ meeting that appoints a member of the Board of Directors and/or the Fiscal Council, or Board of Directors’ meeting that appoints the Board of Executive Officers, must detail the qualifications of such person and specify the period of their mandate.

With respect to the change in the composition of our Board of Directors and Fiscal Council, we note that, under the Brazilian Corporate Law, the current members of our management should remain in place until new members are elected at our Annual Shareholders’ Meeting. In the event any of our Directors, Officers or Executives resign prior to the date of the Annual Shareholders’ meeting, the Board of Directors may elect a replacement member until the next General Shareholders’ Meeting.

Board of Directors

Our bylaws require that our Board of Directors be composed of nine members, being at least five independent members. The holders of the majority of the preferred shares have the right to elect one Board member that meets the investiture requirements.

The members of our Board of Directors are elected at the General Shareholders meeting for a term of two years, with the possibility of being reelected, and may be replaced at any time. There are no prescribed age limits for retirement of members of our Board of Directors.

Under Article 141, paragraph 4, of the Brazilian Corporate Law, holders of preferred shares representing at least 10% of the total capital stock of a company may appoint one member to the Board of Directors and its respective alternate.

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

Brazilian Corporate Law also provides that, whenever cumulative voting is adopted and the General Shareholders’ Meeting removes any member from office who was elected pursuant to a cumulative vote, all members will be automatically removed from office and a new election will take place, except for the member elected separately by the preferred shareholders. In other situations of vacancy, a member elected by the Board of Directors to replace a member who has resigned will maintain their position until the next General Shareholders’ Meeting.

Our Board of Directors must meet at least once a year without the presence of the CEO and twice a year with the presence of our independent auditors. Historically, our Board of Directors meets once a month and when called by a majority of the Directors or the Chairman. Directors cannot participate in discussions or vote in relation to matters in which they have conflict of interest. For further information on the responsibilities of our Board of Directors, please refer to Exhibit 1.1 to this annual report.

Board of Executive Officers

The Board of Executive Officers is responsible for the management of our business in accordance with the strategic guidelines established by the Board of Directors. The Board of Executive Officers is currently composed of the CEO and eleven members, subject to a minimum number of three members, all elected by the Board of Directors. Its responsibilities are determined by our Internal Regulations and bylaws, as well as by the applicable laws. The term of office of the Officers is up to two years, with the possibility of reelections. As of December 31, 2023, there is no succession plan in place, but we are developing a proposal to be submitted for approval by the Board of Directors. See “Item 6.A. Board of Directors and Senior Management—Board of Directors” for additional information.

With respect to our Board of Executive Officers, it is appointed by our Board of Directors. Our CEO is not permitted to hold the position of Chairman of the Board of Directors.

Our Board of Executive Officers ordinarily meets every week, or when called by a majority of the Officers or by the CEO. Our Board of Executive Officers determines our general business policy, is responsible for all matters related to our day-to-day management and operations, and is the highest controlling body with regards to the execution of our guidelines. Members of our Board of Executive Officers cannot participate in discussions or vote in relation to matters in which they have a conflict of interest.

Fiscal Council

The Fiscal Council, which is non-permanent as a result of our Privatization, is elected by the General Shareholders’ Meeting and, at least one member and respective alternate is appointed separately from the others members of the Board of Directors and Board of Executive Officers by holders of preferred shares. Since the installation of the Statutory Audit and Risks Committee on May 18, 2018, the Fiscal Council no longer acts as an audit committee.

The Fiscal Council is responsible for overseeing the actions of the managers and providing opinions on our financial health. Its attributions are set forth in our bylaws and procedural rules included in the Board’s Internal Regulation.

The Fiscal Council meets once a month or when called by its Chairman.

Committee

Our management also has three permanent statutory Committees and one non-statutory Committee, formed by members of the Board of Directors itself and by independent external members, which purpose is to advise the Board of Directors in fulfilling its responsibilities for establishing fundamental guidelines and our superior control, with specific attributions of analysis, monitoring, and recommendation on specific issues in each area.

Audit and Risks Committee

We have a permanent statutory Audit and Risks Committee, as provided for in art. 33 of our bylaws, which is composed of at least three members and at most five members, including external ones, with deadlines for mandates that do not coincide and are independent of the term of office of the Board of Directors. As a result of our Privatization, the number of members of this Committee must be in accordance with the B3 criteria. Also, the Committee is no longer to be governed by the provisions of Law No. 13,303/2016 and its regulatory decree. Its purpose to assist with the analysis and issuance of recommendations of internal audit, accounting and independent audit, oversight, risks to be undertaken by us, internal controls, risk management and financial management, in order to ensure higher efficiency and effectiveness to the decisions of the Board of Directors in relation to matters under its area of performance, among others.

Strategy Governance, and Sustainability Committee

Our Strategy Governance, and Sustainability Committee is composed of three to five members, appointed by the Board of Directors, among their peers and/or external market professionals to exercise a term of office of up to two years, with the possibility of reelections. Its purpose is to advise analyze and issue recommendations on strategies to be adopted by us in our businesses, and sustainability and corporate governance practices.

People Committee

The People Committee is composed of three to five members, appointed by the Board of Directors from among their peers and/or external market professionals to exercise a term of office of up to two years, with the possibility of reelections. Its purpose is to advice shareholders and the Board, especially to analyze and issue recommendations on risks and strategies concerning the appointment, evaluation, succession, and remuneration of managers, fiscal councilors, members of the Audit and Risks Committee, external members of the statutory People Committee and of the Strategy, Governance, and Sustainability Committee, in addition to other attributions assigned to it by the Board.

Legal Affairs Support Committee

The Legal Affairs Support Committee is a non-statutory technical body, created pursuant to art. 160 of Federal Law No. 6.404/1976, and is composed of three to six members, appointed by the Board of Directors from among their peers, vice-presidents, officers and/or employees. Committee members have a term of office of up to two years, with the possibility of re-election. Its purpose is to support and advise shareholders and the Board of Directors in the fulfilment of their responsibilities by, among other things, monitoring the resolution of relevant disputes and judicial and extrajudicial settlements and other relevant legal matters, in addition to other responsibilities assigned to it by the Board.

Risk Management Structure

We adopt a risk management model based on the concept of the “three lines of defense,” as follows:

•	First: managers and business areas, in addition to project and process managers. This line is responsible for the provision of products and services to customers, as well as for risk management.
•	Second: risk and internal control areas. This line has the expertise of the risk management process and is responsible for supporting, monitoring and questioning risk-related issues.
•	Third: internal audits. This line carries out independent and objective assessment and advice on issues related to the achievement of objectives.

In accordance with our risk management policy, the following bodies are directly involved in the identification, assessment, treatment and monitoring of risks:

•

Board of Directors: approve, upon proposal from the Board of Executive Officers, the risk management policy and the risk reporting schedule, as well as their revisions. Determine risk appetite. Supervise the risk management process, through regular reports from the Board of Executive Officers, focusing on the assertiveness of the process and responses to risks.

•

Audit and Risk Committee: monitor, at least on a quarterly basis, the risk management process, informing our Board of Directors of the most relevant findings. Analyze all material submitted to our Board of Directors with respect to our risk management, giving a prior opinion on it. As our Privatization was consummated, the committee no longer needs to evaluate operations with the Brazilian Government, its departments, foundations or federal state-owned companies, provided that they are within the regular course of our business, prior approved by our Board of Directors.

•	Fiscal Council: contribute on the subject, including in its minutes the complementary information that they deem necessary or useful to the risk management process.
•

Board of Executive Officers: assess the robustness of the risk management process through periodic reports, discussing and validating within the board or by the Board of Directors, the assessments presented by the risk proprietary areas and defining the positioning in the face of risks, according to the appetite approved by the Board of Directors. Ensure the implementation of risk management at our group companies, allocating necessary resources to the process and defining the appropriate infrastructure for risk management activities. Proposes specific rules. Define proprietary risk areas. Approve the risk matrix and risk reporting schedule, as well as their revisions, forwarding them for approval by the Board of Directors.

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

•

Risk Area: act as a second line, coordinating and defining the standards to be followed, with regard to the risk management processes, to its support systems and the forms and periodicity of its reports. Support and guarantee the identification, assessment and monitoring of risks by our proprietary areas. Consolidate and report the situation of the risks prioritized by the Board of Directors. Disseminate the culture of risk management and internal controls across our group companies.

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

ITEM 10C. Material Contracts

As part of our Privatization, we entered into the Eletronuclear Investment Agreement with ENBPar on April 22, 2022. An English language summary of this contract can be found in Exhibit 4.1 to this annual report.

ITEM 10D. Exchange Controls

The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which requires, among other things, registration with the Central Bank and the CVM. Such restrictions on remittance may delay, hinder or prevent the custodian for our preferred shares represented by our ADS or the holders of our preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad.

Resolution No. 4,373 provides for the issuance of depositary receipts in foreign markets in respect of shares and other securities of Brazilian publicly held issuers. The ADS program was approved under Annex V to Resolution No. 1,289, known as Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADS. Accordingly, the proceeds from the sale of ADS by ADS holders outside Brazil are free of Brazilian foreign investment controls, and ADS holders are entitled to favorable tax treatment. See “—Taxation—Material Brazilian Tax Considerations.”

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

Registered Capital

Amounts invested in our shares by a Non-Resident Holder who qualifies under Resolution No. 4,373 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank, also known as registered capital. Registration allows the remittance of foreign currency outside Brazil, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of our shares. The registered capital per share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a share on the Brazilian stock exchange on which the most shares were traded on the day of withdrawal, or (ii) if no shares were traded on that day, the average price on the Brazilian stock exchange on which the most shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on these dates.

A Non-Resident Holder of shares may experience delays in Central Bank registration, which may delay remittances abroad. This delay may adversely affect the amount in U.S. dollars, received by the Non-Resident Holder.

A certificate of registration has been issued in the name of the depositary with respect to the ADS and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate, the custodian and the depositary may convert dividends and other distributions with respect to the shares represented by our ADS into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADS exchanges such ADS for shares, such holder will be entitled to continue to rely on the certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of shares may not convert into foreign currency and remit the proceeds from the disposition of, or distributions with respect to, such shares, outside Brazil, unless the holder is a duly qualified investor under Resolution No. 4,373 or obtains its own certificate of registration. A holder that obtains a certificate of registration or does not qualify under Resolution No. 4,373 by registering with the CVM and the Central Bank and appointing a representative in Brazil, will be subject to less favorable Brazilian tax treatment than a holder of ADS. See “—Taxation—Material Brazilian Tax Considerations.”

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

Material Brazilian Tax Considerations

The following discussion is a summary of the material Brazilian tax considerations regarding the acquisition, ownership and disposition of our shares or ADS by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and which has registered its investment in such securities with the Central Bank (in each case, a “Non-Resident Holder”). The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or municipality of Brazil.

Regarding the tax laws and regulations of Brazil and the United States in effect on the date hereof, although there is currently no income tax treaty between Brazil and the United States, their respective tax authorities are party to a Tax Information Exchange Agreement and have had discussions as to a potential treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or of how it will affect holders of our common shares or ADS. This summary is also based on representations of the depositary and on the assumption that each obligation in the Deposit Agreement and related documents relating to our ADS will be observed.

Introduction

Pursuant to Brazilian law, foreign investors may invest in Brazilian financial and capital markets, including shares, under Resolution No. 4,373 (“4,373 Holder”), provided that certain requirements therein are fulfilled. The definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad. For more details about the requirements to be met in order to qualify as foreign investor under Resolution No. 4,373, see “Item 9.C. Markets—Investment in our Preferred Shares by Non-Residents of Brazil.”

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

Brazilian Income Tax

Distribution of Dividends

Dividends paid by a Brazilian corporation to a Non-Resident Holder of common shares are currently not subject to Brazilian Withholding Income Tax (“WHT”), to the extent that such amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996, may be subject to Brazilian WHT at variable rates, pursuant to the tax legislation applicable to each corresponding year.

Law No. 11,638, dated December 28, 2007, amended the Brazilian Corporate Law in order to align Brazilian GAAP more closely with IFRS Accounting Standards. However, Law No. 11,941, dated May 27, 2009, introduced the transitory tax regime (regime tributário de transição) (“RTT”) which rendered neutral all tax-related changes effected by Law No. 11,638. Brazilian companies were subject to the accounting rules and criteria that were effective as in force on December 31, 2007, for tax purposes, thereby affecting the determination of profits.

While it was general market practice to distribute exempted dividends with reference to the IFRS profits, Normative Ruling No. 1,397, dated September 16, 2013, established that legal entities should observe the accounting methods and criteria in force on December 31, 2007, or 2007 profits, in order to determine the amount of profit that could be distributed as exempted income to its beneficiaries.

Any profits paid in excess of 2007 profits, or excess dividends, should, in the tax authorities’ view, be subject to the following: (1) 15% WHT, in the case of beneficiaries domiciled abroad, but not in Low or Nil Tax Jurisdictions (as defined below), and (2) 25% WHT, in the case of beneficiaries domiciled in Low or Nil Tax Jurisdictions (as defined below).

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014, replaced the RTT and introduced a new mandatory Brazilian tax regime, including new provisions with respect to excess dividends. Under the new regime, dividends calculated based on IFRS Accounting Standards should be considered fully exempt.

There are ongoing discussions in the Brazilian Congress regarding a potential income tax reform (for both corporations and individuals), aimed at revoking the exemption and imposing income taxation on the payment of dividends. It is not possible to predict the timing nor outcome of such discussions and how any reform would be implemented. However, given the fact that the tax reform related to VAT was recently passed by the Brazilian Congress, it is very likely that the discussions regarding income tax reform also evolve in the coming years.

Capital Gains

As a general rule, capital gains realized as a result of a disposition transaction amount to the difference between the amount received on the disposition of the assets and the respective acquisition cost. Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

(a)Sale of ADS

Pursuant to Law No. 10,833, dated December 29, 2003, gains recognized on the disposition of assets located in Brazil by a Non-Resident Holder, whether to other Non-Resident Holders or Brazilian holders, are subject to taxation in Brazil, regardless of where the disposition is conducted. We believe that the ADS are not assets located in Brazil for purposes of Law No. 10,833 as they represent securities issued and renegotiated in an offshore exchange market. However, due to a lack of clarity as to the scope of the provisions and the absence of judicial rulings, we are unable to predict whether the courts of Brazil would agree with our interpretation. However, even if ADS were considered assets located in Brazil, investors that are resident in non-tax haven locations could potentially qualify for an exemption of capital gain tax according to article 81 of Law No. 8,981/1995.

If our argument is not upheld in court, we note that Brazilian law has conflicting provisions regarding the applicable currency relating to the cost of acquisition when calculating capital gains. It is arguable that capital gains should amount to the positive difference between the cost of acquisition of the shares registered with the Central Bank in foreign currency and the value of disposal of those shares in the same foreign currency. However, the scope of the applicable regulations is unclear and certain assessments have adopted Brazilian currency.

(b)Conversion of Shares into ADS

The deposit of our shares in exchange for ADS may be subject to Brazilian tax on capital gains ranging from 15% to 22.5% depending on the amount of the gain, as follows: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (iv) 22.5% for the part of the gain that exceeds R$30 million, or 25% in the case of investors domiciled in a Low or Nil Tax Jurisdiction, as defined below Although there is no clear regulatory guidance, this taxation arguably does not apply to a Non-Resident Holder that is a 4,373 Holder and is not resident in a Low or Nil Tax Jurisdiction, as defined below.

(c)Conversion of ADS into Shares

Although there is no clear regulatory guidance, the exchange of ADS for shares should not be subject to Brazilian tax, as long as applicable registration regulations are appropriately observed before the Central Bank.

Upon receipt of the underlying shares in exchange for ADS, Non-Resident Holders may also elect to register the U.S. dollar value of such shares with the Central Bank as a foreign portfolio investment under Resolution No. 4,373, which will entitle them to the tax treatment referred below.

Alternatively, the Non-Resident Holder is also entitled to register the U.S. dollar value of such shares with the Central Bank as a foreign direct investment under Law No. 4,131, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out by a Non-Resident Holder who is not a registered holder.

(d)Sale of Common and Preferred Shares in Brazil

Generally, capital gains realized as a result of a transaction carried out on a Brazilian stock exchange are calculated with reference to the positive difference between the amount realized upon sale or exchange of a security and its respective acquisition cost.

There is ambiguity regarding whether foreign or local currency should be applied to determine the capital gain realized by a Non-Resident Holder on a sale or disposition of common shares in Brazil. However, Article 23 of Normative Instruction No. 1,455/14, provides that the capital gains shall be calculated in Brazilian reais.

For purposes of Brazilian taxation, the income tax rules on gains related to disposition of common and preferred shares vary depending on the domicile of the Non-Resident Holder, the form by which such Non-Resident Holder has registered its investment before the Central Bank and/or how the disposition is carried out, as described below.

Generally, according to our interpretation of the applicable law, capital gains realized by a Non-Resident Holder on the disposition of common shares sold on a Brazilian stock exchange (which includes a transaction carried out on the organized over-the-counter market) are:

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
•

subject to progressive income tax rates ranging from 15% to 22.5% in case of gains realized by a Non-Resident Holder that (i) (a) is not a 4,373 Holder, and (b) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (i) (a) is a 4,373 Holder and (b) is resident or domiciled in a Low or Nil Tax Jurisdiction; and

•	subject to income tax at a 25% rate in case of gains realized by a Non-Resident Holder that is not a 4,373 Holder and is resident or domiciled in a Low or Nil Tax Jurisdiction.

There can be no assurance that the current preferential treatment for 4,373 Holders will continue in the future.

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation of a financial institution, WHT of 0.005% on the positive results exceeding R$20,000 will apply and can be credited against the eventual income tax due on the capital gain.

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

Any exercise of preemptive rights relating to the preferred or common shares or ADS will not be subject to Brazilian WHT. Any gain on the sale or assignment of preemptive rights relating to shares by the depositary on behalf of holders of ADS will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposal of shares.

Payments of Interest Attributable to Shareholders’ Capital

In accordance with Law No. 9,249, dated December 26, 1995, as amended by Law 14,789/23, Brazilian corporations may make distributions of shareholders’ capital to shareholders of interest as an alternative to making dividend distributions and treat those payments as a deductible expense for the purposes of calculating Brazilian corporate income tax and social contribution on net income, as far as certain limits are observed.

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

Equity variations (accounting registrations) of a legal entity taxpayer that do not represent a real increase in its assets shall not be considered for the purposes of calculating the interest on shareholders’ capital basis.

Payments of interest on equity in respect of the preferred or common shares paid to shareholders who are either Brazilian residents or non-residents, including holders of ADS, are subject to Brazilian WHT at the rate of 15%, or 25% in case of shareholders domiciled in a Low or Nil Tax Jurisdiction and will be deductible by us as long as the payment of a distribution of interest is approved by our shareholders.

These distributions may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ capital is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian WHT plus the amount of declared dividends, is at least equal to the mandatory dividend.

If we pay interest attributable to shareholders’ equity in any year, and the payment is not recorded as part of the mandatory distribution, no additional amounts would be required to be paid by us, with respect to the mandatory dividend amount. The payment of interest on owner capital may be determined by our Board of Directors. We cannot assure you that our Board of Directors will not determine that future distributions of profits may be made by means of interest on shareholder’s capital instead of by means of dividends. Payments of interest on shareholder’s capital to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

Discussion on Tax Haven Jurisdictions and Privileged Tax Regimes

Normative Ruling No. 1,037, dated June 4, 2020, set out (i) the countries and jurisdictions considered as “Low or Nil Taxation Jurisdictions” and (ii) the Privileged Tax Regime (as defined below).

A Low or Nil Taxation Jurisdiction is a country or location that (i) does not impose taxation on income, (ii) imposes income tax at a maximum rate lower than 20%, or (iii) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. Ordinance No. 488, dated November 28, 2014, reduced this minimum threshold for certain specific cases from 20% to 17%. The reduced 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules established by the Brazilian tax authorities in Normative Ruling No. 1,530, dated December 19, 2014.

In effect as of January 1, 2009, Law No. 11,727 introduced the concept of “Privileged Tax Regime” in connection with transactions subject to Brazilian transfer pricing rules and thin capitalization (cross border interest tax deductibility) rules, which is broader than the concept of Low or Nil Taxation Jurisdictions. Under this new law, a Privileged Tax Regime is considered to apply to a jurisdiction that meets any of the following requirements: (i) it does not tax income or taxes income at a maximum rate lower than 20% or 17%, as applicable; (ii) it grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) it does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20% or 17%, as applicable; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about the execution of economic transactions.

Notwithstanding the fact that the Privileged Tax Regime pertains to transfer pricing rules and thin capitalization/cross border interest deductibility rules, there is no assurance that Brazilian tax authorities will not apply the regime to other types of transactions. Prospective purchasers should consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax law or regulation concerning tax haven jurisdictions and Privileged Tax Regimes.

Furthermore, the Brazilian transfer pricing rules have been recently modified by Law No. 14,596/23 to align their practices with OECD Guidelines. However, the application of such law is pending further, more detailed guidance by the Brazilian Federal Revenue, including the treatment of interest payments.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions (IOF/Exchange)

Brazilian law imposes a tax on foreign exchange transactions (“IOF/Exchange”) triggered by the conversion of Brazilian reais into foreign currency and on the conversion of foreign currency into Brazilian reais.

Pursuant to Decree No. 6,306, as amended, IOF/Exchange may be levied on foreign exchange transactions, affecting either or both the inflow and/or outflow of investments. The IOF rates are set by the Brazilian executive branch and the highest applicable rate is 25%, although no transactions have been subject to such a rate. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%.

The rate of IOF/Exchange tax imposed on foreign exchange transactions carried out by a foreign investor for the purpose of investing in the financial and capital markets may vary from time to time as defined by the government and the rates may be different based on the type of investment as well as the time in which such investment is maintained in Brazil.

The inflow of foreign funds for the purchase of shares under Resolution No. 4,373 is subject to a 0% IOF/Exchange rate and the same 0% rate levies on the remittance of dividends and payments of interest on shareholder’s capital. Although it is not clearly regulated, the conversion of Brazilian reais into dollars for payment of dividends to holders of ADS should also benefit from a 0% IOF/Exchange rate. The inflow of funds derived from the ADS cancelation for purposes of investing in shares is also subject to a 0% rate of IOF/Exchange.

Notwithstanding these rates of the IOF/Exchange, the Brazilian government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions, with immediate effects.

Tax on Transactions involving Bonds and Securities (IOF/Bonds Tax)

In addition to the IOF/Exchange, Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, known as “IOF/Bonds Tax.” Currently, the rate of IOF/Bonds Tax applicable to transactions involving common or preferred shares is zero. However, considering that the IOF/Bonds Tax is a regulatory tax, its rate may be increased at any time by the Brazilian Government, up to 1.5% per day and only in respect to future transactions, and does not have to follow any ordinary legislative procedure or requires approval by the Brazilian Congress.

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

Material United States Federal Income Tax Consequences

The following discussion describes the material United States federal income tax consequences of purchasing, holding and disposing of our shares or ADS. This discussion applies only to beneficial owners of our shares or ADS that are “U.S. Holders,” as defined below. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the United States Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

This discussion does not purport to address all United States federal income tax consequences that may be relevant to a particular holder, and you are urged to consult your own tax advisor regarding your specific tax situation. This discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation (such as the estate and gift tax or the Medicare tax on net investment income). The discussion applies only to U.S. Holders who hold our shares or ADS as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

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

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Please see the discussion in “Item 10. E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company Rules” below. Further, this discussion does not address the alternative minimum tax consequences of holding our shares or ADS or the indirect consequences to holders of equity interests in partnerships or other entities that own our shares or ADS. In addition, this discussion does not address the state, local and non-U.S. tax consequences of holding our shares or ADS.

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

Distributions on Shares or ADS

The gross amount of distributions made to you of cash or property with respect to your shares or ADS, before reduction for any Brazilian taxes withheld therefrom, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to applicable limitations, including holding period limitations, dividends paid to non-corporate U.S. Holders of shares or ADS will be taxable at a maximum rate of 20.0%.

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

If you are a U.S. Holder, dividends paid to you with respect to your shares or ADS will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Brazilian tax withheld on dividends may be credited against your U.S. federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. The rules relating to foreign tax credits and deductions are very complex, and recent changes to the foreign tax credit rules introduced additional requirements and limitations (though the application of some of these changes has been deferred pending further guidance). Therefore, you should consult your own tax advisor regarding the applicability of these rules in your particular circumstances.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the non-U.S. corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets (subject to various exceptions). Based upon the nature of our current and projected income, assets and activities, we do not believe the shares or ADS were for the preceding taxable year, nor do we expect them to be, shares of a PFIC for United States federal income tax purposes. However, the determination of whether the shares or ADS constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Because these determinations are based on the nature of our income and assets from time to time, as well as certain items that are not directly in our control, such as the value of our shares and ADS, and involve the application of complex tax rules the application of which to our business is not always entirely clear, no assurances can be provided that we will not be considered a PFIC for the current or any past or future tax year.

If we are treated as a PFIC for any taxable year during which you are a U.S. Holder, various adverse consequences could apply to you. Neither gains nor dividends would be subject to the reduced tax rates discussed above that are applicable in certain situations. Rather, gain recognized by you on a sale or other disposition of the shares or ADS would be allocated ratably over your holding period for the shares or ADS. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on such tax as if it had not been paid from the original due date for your tax return for such year. Further, any distribution in respect of shares or ADS in excess of 125 percent of the average of the annual distributions on shares or ADS received by you during the preceding three years or, if shorter, your holding period would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status. In any case, you would be subject to additional U.S. tax form filing requirements.

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

You can credit amounts withheld under these rules against your United States federal income tax liability or obtain a refund of such amounts that exceed your United States federal income tax liability, provided that the required information is furnished to the IRS.

You should consult your own tax advisors concerning any U.S. reporting requirements that may arise out of your ownership or disposition of shares or ADS in light of your particular circumstances. The penalty for failing to comply with reporting requirements can be significant.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The risks inherent in our market sensitive instruments are potential losses that may arise from adverse changes to interest rates. We are subject to market risk resulting from changes in interest rates because such changes may affect the cost at which we obtain financing. We are also subject to the risk of volatility in the equity markets due to our investments in our affiliates and investments held at fair value. See note 38.3 to our Consolidated Financial Statements.

Interest Rate Risks

As of December 31, 2023, our total indebtedness was R$60.8 billion, of which 94.2%, or R$57.3 billion, was related to variable interest rates. Our debts are mainly indexed to the following interest rates: (i) CDI/SELIC (45.2% of our indebtedness); (ii) IPCA (43.3% of our indebtedness); and (iii) TJLP (5.7% of our indebtedness).

As of December 31, 2022, our total indebtedness was R$59.1 billion, of which 88.69%, or R$52.4 billion, was related to variable interest rates. Our debts are mainly indexed to the following interest rates: (i) CDI/SELIC (37.57% of our indebtedness); (ii) TJLP (2.54% of our indebtedness); and (iii) USD index (0.60% of our indebtedness).

We monitor our exposure to floating rates and, if necessary, will enter into derivative contracts to minimize this exposure in accordance with our financial hedge policy. See “Item 3D. Key Information—Risk Factors—Risks Relating to Brazil—The volatility of the Brazilian real and of the inflation rates may impact our operations and cashflows.”

Exchange Rate Risks

Our liabilities indexed to foreign currency expose us to exchange rate risks.  However, since April 2023, we have entered into (i) currency swaps with respect to our outstanding bonds in amounts corresponding to U.S.$500 million and U.S.$750 million, maturing in 2025 and 2030, respectively, mitigating our risks relating to our current foreign exchange position, thereby reducing the volatility associated with our major debts. These derivatives allow us to hedge the majority of our dollar-denominated liabilities through a cash flow swap, converting U.S. dollar debt payments into Brazilian reais and to link our liabilities to the variable interest rate curve in Brazilian reais (CDI). As a result, the hedge eliminated currency volatility, as the active leg of the hedge will offset the behavior of the dollar-denominated debt, regardless of the current or future exchange rate; and (ii) a derivative concerning an outstanding debt with KfW with a notional value of U.S.$46 million, also linked to CDI. As of December 31, 2023, considering the hedge instruments adopted by us, the composition of our foreign currency balances and exchange rate volatility risk amounts to EUR32.2 million.

As of December 31, 2023, 11.35% of our total consolidated indebtedness of R$60.8 billion was denominated in foreign currencies. As of December 31, 2023, 11.02% of our total consolidated indebtedness was denominated in U.S. dollars.

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

In respect of floating rates to which we are exposed, in line with our financial hedge policy we perform ongoing assessments of the risks of existing interest rates to determine the need to enter into new hedging transactions to mitigate the risks that we deem relevant. In addition to the currency swaps we entered into in April 2023, we continue to monitor our potential exposure, assessing the need to enter into any additional hedging operations to mitigate exchange rate risks arising in the future which we deem relevant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A. Debt Securities

Not applicable.

ITEM 12B. Warrants and Rights

Not applicable.

ITEM 12C. Other Securities

Not applicable.

ITEM 12D. American Depositary Shares

Fees payable by the holders of our ADS

As resolved at the meeting of our Board of Directors held on June 30, 2017, and approved by the CVM through Official Letter 483/2017/CVM/SER/GER-2, and filed with the SEC on August 18, 2017 (i) for Class B Preferred Shares, on Form F-6 Registration Statement No. 333-219599 and (ii) for Common Shares, on Form F-6 Registration Statement No. 333-219600, the provision of depositary bank services for our ADS negotiated on the NYSE will be made by Citibank, N.A. for both of our common and preferred shares. ADR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

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

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set out in the table below:

Depositary Action	Associated Fee
Issuance of ADS upon deposit of shares, upon a change in the ADS to Share ratio, or for any other reason, excluding issuances as a result of distributions described in the following item	Up to U.S.$5.00 per 100 ADS (or fraction thereof) issued

Distribution of securities other than ADS or rights to purchase additional ADS	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held

Distribution of cash dividends or other cash distributions	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held

Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held

Cancellation of ADS	Up to U.S.$5.00 per 100 ADS (or fraction thereof) cancelled

ADS Services	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held on the then applicable record date(s) established by the depositary

Depositary Reimbursements

In accordance with the deposit agreement entered between the depositary and us, the depositary reimburses us for certain expenses we incur in connection with the ADR programs and other expenses, subject to a ceiling agreed between us and the depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. The depositary also agreed to make an additional reimbursement annually based on the issuance and cancellation fees, dividend fees and depositary service fees charged by the depositary to our ADS holders. Accordingly, for the year ended December 31, 2023, Citibank N.A. reimbursed us U.S.$1,876 million.

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

We carried out an evaluation under the supervision of, and with participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15e, as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, the design and operation of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because a material weakness in our internal controls over financial reporting was identified, as described below.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria described in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was not effective because of the material weakness discussed below. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis.

Despite the improvements identified during the evaluation of internal control processes with respect to deficiencies being remediated in a timely manner, including the deficiencies related to journal entries, and the substantial decrease in the number of new gaps identified, we did not maintain, in some material aspects, effective internal controls over financial reporting as of December 31, 2023; as we did not properly design and maintain effective risk assessment control activities in response to risks of material misstatement related to period end financial reporting controls including the completeness and accuracy of the judicial deposits and legal lawsuits, their periodic reviews and updates, and the assessment of expected losses for accrual purposes; and the review and approval of impairment calculations.

Remediation of Material Weaknesses

A structured response to remediate material weaknesses identified in the 2023 cycle is already in place and consists mainly of legal proceedings and deposits. As a result, we intend to carry out a review of all legal proceedings and deposits to secure a complete and accurate database in this regard, in addition to improving the technological tool recently implemented by us to ensure more accurate information and controls on ongoing legal proceedings and changes in the decisions and amounts involved. Additionally, we intend to perform a review and standardization of the related controls with the objective of assuring greater accuracy and timeliness of information related to the provisions. Regarding the deficiencies related to impairment calculations, we intend to analyze the best practices for improving the calculation methods used, as well as strengthen management review controls that allow for the identification of flaws in the model, data and applicability of the assumptions used in the impairment tests.

(c)	Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PwC, our independent registered public accounting firm. Their audit report is included in our Consolidated Financial Statements, included in this Form 20-F.

(d)	Changes in internal control over financial reporting

There were no changes in internal control over financial reporting identified in the evaluation for the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors has determined that both Mr. Luiz Carlos Nannini (an external member of our Audit and Risks Committee) and Mr. Jerônimo Antunes (an external member and coordinator of our Audit and Risks Committee) are “audit committee financial experts” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our Audit and Risks Committee, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Committees—Audit and Risks Committee.”

ITEM 16B. Code of Conduct

We have a Code of Conduct, the main document guiding the ethical, honest and transparent conduct at our company, applicable to our employees. The guidelines of the Code of Conduct are also intended for all stakeholders who have some form of relationship with or represent us. Accordingly, our suppliers, service providers and other partners will have specific clauses in their contracts, partnerships, agreements, terms or agreements, including shareholders’ agreements, depending on the business carried out, in which they undertake to observe, where applicable, the Code of Conduct and our Compliance Program.

Reading and assimilating the Code of Conduct is the duty of everyone involved in the activities of our companies. Each new version of the Code of Conduct is available to each member of our workforce, and a signature of a declaration or term of acceptance is required. We also require our third-party suppliers and service providers to adhere, to the extent applicable, to our Code of Conduct in our agreements with them.

The current version of our Code of Conduct was approved through a Board of Directors Resolution No. 169 dated December 1st, 2022, following our Privatization. Developed by an internal multidisciplinary team to position us to face the new challenges which lie ahead, the Code of Conduct reiterates our commitment to compliance with (i) local legislation in the countries where we operate, (ii) Brazilian constitutional principles and (iii) international treaties to which Brazil is a signatory, by adopting guidelines that meet the regulations related to ethics and integrity.

We establish the following organizational values: Respect for people and life; Excellence; Ethics and transparency; Innovation; Collaboration and recognition, with the following ethical principles: I. Human dignity and respect for people; II. Professionalism; III. Compliance; IV. Integrity; V. Transparency; VI. Sustainability.

The Code of Conduct expresses our identity as a company and sets out the ethical principles and commitments in alignment with our four key pillars: People, Planet, Governance and Prosperity:

People

●	Adopting best practices to ensure the protection of workers in our supply chain including a strengthened commitment to the United Nations Guiding Principles on Business and Human Rights;
●	Combating discrimination;
●	Reinforcing a robust health and safety culture;
●	Promoting greater accessibility within the workplace;
●	Investing in the development and recognition of our employees; and
●	Protecting our reputation and the reputation of our employees.

Planet

●	Promoting environmental education and awareness among our employees and stakeholders;
●	Taking a proactive role in environmental conservation (protecting biodiversity and historical and natural heritage) and sustainable development;
●	Reducing our impacts in on the environment and its communities; and
●	Promoting actions aimed at conserving ecosystems.

Governance

●	Adopting a zero-tolerance policy and best practices to prevent fraud and corruption;
●	Ensuring the protection of information in respect of personal and company data; and
●	Preventing conflicts of interest.

Prosperity

●	Investing in value creation, with a commitment to generating value in its operations, focusing on operational and economic efficiency and the creation of social value;

●	Innovating in the energy sector, establishing a commitment to innovation and the transformation of business models to create shared value, including investments in sustainable infrastructure, energy and technology, through scientific research and development and innovation and digital transformation.

Our Code of Conduct is available on our website (https://eletrobras.com/pt/Paginas/Codigo-de-Etica.aspx), attached hereto as Exhibit 11.1,) and periodically posted on social networks, in accordance with our Communication Plan. Information on the Code of Conduct is reinforced to suppliers in training sessions held in partnership with the contracting area, and e-mails are also sent to them and to our business partners. Our Code of Conduct or other contents from our website are not incorporated by reference into this annual report.

Following the internalization of an ethical culture, in addition to annual training that addresses the themes contained in the Code, and awareness-raising actions through the dissemination of booklets and educational videos, we held the annual event “Compliance Week.” In 2023, as we launch our new Compliance Program, where we hold meetings in November 2023 to present the new Program that were attend by almost 2,000 employees all over the states where we operate and with a series of training and awareness actions for staff as well as for external partners. Since 2020, the event has been held in online format and jointly by our companies. Daily lectures were held on topics such as: behavioral aspect in the prevention of corruption, tools and good compliance practices recognized in the market, unfolding of the commitments of our Code of Conduct, as well as initiatives of the Global Compact in the challenge of fighting corruption. We won the Pro-Ethical Company Seal 2021/22 and 2022/23.

Through the Whistleblowing Platform, launched in 2017, anyone can report violations or suspected violations of the Code of Conduct of our companies, the Corporate Compliance Program and anti-corruption laws through a centralized unified channel for our companies operated by an independent and specialized third party. The anonymity and confidentiality of the complaints are ensured, as well as non-retaliation to the whistleblower as stated in the Code of Conduct.

In July 2021, the external and independent Whistleblowing Channel of our companies started to be operated by Deloitte Touche Tohmatsu.

Since 2021, 1.016 complaints were received in our Whistleblowing Platform (377 in 2021, 294 in 2022 and 345 in 2023. Neither Eletronuclear nor Itaipu complaints are included in the 2022 or 2023 records but they are included in 2021. In 2023, 257 of the 345 complaints received were concluded as of December 31, 2023.

In the pursuit of continuous development, we have been implementing improvements in the macro process, as well as we have in place the further policies: Compliance Program, Corporate _Courtesies; Culture_Integrity; Management of the Complaints Channel and Handling; Due Diligence and Monitoring of Administrators, Leaders and Professionals ,  Due Diligence and Monitoring of Third Parties; Interactions with Public Officials; Monitoring and Updating the Compliance Program, the Social Responsibility Policy (Política de Responsabilidade Social), the Communication and Engagement Policy (Política de Comunicação e Engajamento), Sponsorship Policy (Política de Patrocínios), P&D Policy (Política de P&D) and the SPE Manual (Manual de SPE).

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services provided to us by PwC during the years ended December 31, 2023 and 2022.

	2023	2022

	(R$)
Audit Fees	26,667,874.13	32,054,421.03
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	26,667,874.13	32,054,421.03

The principal accountant services provided to us during the years ended December 31, 2023, 2022 and 2021 were regular independent audit services, on the individual and consolidated financial statements, prepared in accordance with the accounting practices adopted in Brazil, established by the Comitê de Pronunciamentos Contábeis (CPC) and IFRS Accounting Standards.

Statutory Audit and Risks Committee Pre-Approval Policies and Procedures

The statutory Audit and Risks Committee provides support to the Board of Directors when hiring, replacing and fixing compensation in regard to the entity that provides independent audit services to us and our subsidiaries. The engagement of an independent auditor for non-audit services is subject to prior approval of the statutory Audit and Risks Committee to ensure compliance with independence rules, as well as the ratification by the Vice-President of Finance and Investor Relations. For more information regarding our Board of Directors and statutory Audit and Risks Committee, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

The Board of Directors relies on the support of the statutory Audit and Risks Committee. The committee was authorized in May 2017 and commenced operations as a statutory committee on May 18, 2018. Its operating rules are established under our bylaws and other applicable laws. Its purpose is to advise the Board of Directors on the fulfillment of its responsibilities and guide our senior management, including by limiting the analysis and issuance of recommendations on risks and strategies to be adopted by us, concerning internal controls, auditing and management, to ensure greater efficiency and quality in matters related to its area of operation. The statutory Audit and Risks Committee also provides support to the Boards of Directors of our main subsidiaries. The statutory Audit and Risks Committee, which is permanent, consists of at least three members and a maximum of five members, and observes the conditions imposed by our internal regulations and applicable national and foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the SEC and the NYSE applicable to us.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

We have adopted a “Policy for Disclosure of Material Information and Trading of Securities of Eletrobras Companies’ “Securities” and certain provisions in our Code of Conduct, both of which govern the purchase, sale, and other dispositions of our securities by:

●	any person who trades securities having material information not yet disclosed;
●	controlling shareholders, either direct or indirect, officers, members of our Board of Directors and members of our Fiscal Council, and us, in regard to business with securities issued by us; and
●	anyone who has business, professional or relationships of trust with us, such as independent auditors and consultants who, by virtue of their relationship with us, have access to material information not yet disclosed.

Such policies and procedures have been reasonably designed to promote compliance with applicable laws. Copies of the Code of Conduct and “Policy for Disclosure of Material Information and Trading of Securities of Eletrobras Companies’ “Securities” are set forth herein as Exhibits 11.1 and 11.2, respectively.

ITEM 16K. Cybersecurity

Our business processes and operations depend significantly on the implementation and maintenance of technology infrastructure and data systems, as well as telecommunication services, both for our corporate and operational segments. On the corporate side, we are heavily dependent on the enterprise resource planning system and other interconnected systems, as well the network and cloud infrastructure. On the operational side, we are strongly dependent on our systems responsible for monitoring and operating our industrial environment, as well as the infrastructure of the operation centers and equipment that are part of the infrastructure for sending or receiving data to the ONS operating environments or to other agents’ operation centers.

We have adopted various measures to actively monitor our networks, systems, and technology assets to map cybersecurity-related risks, such as recurring penetration tests, an endpoint and network detection and response platform, security information and event management and threat intelligence.  We also implemented measures to mitigate and prevent events that may compromise the availability, integrity and confidentiality of the information and systems, or that cause damage, loss of information, financial loss, service interruptions, undue dissemination of information or damage to our reputation. Each year, we engage an accounting firm to carry out an assessment and issue a report detailing the level of risk related to our information security-related activities.

In November 2023, we introduced a Cyber Incident Management Process, which establishes our criteria and recommends certain techniques and tools to be used for the detection and monitoring of potential and actual cyber threats. In parallel, our Cyber Crisis Management Guidelines set out the correct processes to follow in the event of cyber incidents and/or crises, detailing the teams and agents responsible for each step, as well as their specific responsibilities. It also provides guidance for determining the materiality of an incident. These guidelines are part of our general Information Security Policy, which is approved by the Board of Executive Officers.

We have hired a Chief Information Security Officer (CISO) who manages the implementation of our information security plan based on the National Institute of Standards and Technology across all subsidiaries, as well as several complementary regulations for our group. The CISO is responsible for all information security areas. Our current CISO has more than 20 years of experience in information security management, having worked in various technical and executive roles in multinational companies.

Cyber risks and threats are reported by the CISO on a monthly basis to our Board of Executive Officers, Board of Directors and our audit committee. Our CISO and the executive cybersecurity managers prepare and present a cyber risks and threats report including details of the main risk factors, risk indicators and the status of the information security plan. This reporting line and our Cyber Incident Management Process forms part of our overall risk management strategy.

In addition, we have also developed a personal data privacy program, phishing program, cyber incident response program, third-party risk monitoring and business continuity plan, as well as maintaining a security operations center to monitor vulnerabilities and handle any incidents.  We also recently launched a project to improve cybersecurity in an operational technology environment, in line with the Operation Procedure Manual - Operational Routine (RO-CB.BR.01) of the ONS. Training and further qualifications on this subject are also routinely carried out at the Corporate University of our companies.

We also have a Security Operation Center, established in October 2023, which is operated by a partner, ISH Tecnologia, which plays a key role in our Cyber Incident Management Process and which is subject to the same information security policy as us.  As the need arises, we will engage other third parties as part of our cyber incident and risk management process, including hiring outside legal counsel and forensic specialists.

The initiatives described above are aimed at risk mitigation and strengthening the information security management process, by establishing internal guidelines, acquiring tools or services, improving internal procedures, carrying out awareness campaigns and training, contributing to the reduction of vulnerabilities and more efficient detection of incidents. Additionally, we took out cybersecurity-related insurance.

All projects and engagements with third-party suppliers that involve the implementation of solutions in our environment must comply with our information security requirements, including information security checklists.

In 2023, we launched a supplier risk assessment process for all our technology-related contracts. The assessment is based on three criteria: suppliers with access to our network, suppliers with physical connections, or suppliers receiving data which we deem to be important. Any suppliers identified as part of this assessment undergo further screening through a self-assessment questionnaire and we classify them using the following criteria: low, medium, high, or critical. For suppliers we deem to represent high or critical risks, we implement specific action plans related to security improvement and intrusion testing.

As of the date of this annual report, and in the past three years, we have not identified any cybersecurity incidents that would have materially affected us, our business strategy, results of operations or financial condition. We cannot guarantee that such incidents will not occur and adversely affect our operations in the future. Our business, results of operations and financial condition may be adversely affected if any past or current vulnerabilities, known or unknown to us, become the target of unauthorized access or intrusion or evolve into security breaches and other incidents, including as a result of third-party action, employee or contractor error, nation state malfeasance, malware, phishing, computer hackers, system error, software bugs or defects, process failure or otherwise.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Please see our consolidated financial statements beginning on page F-1. In 2021, 2022 and 2023, none of our affiliated entities was a significant entity under Rule 3-09 of Regulation S-X.

ITEM 19. EXHIBITS

1.1

Bylaws of Centrais Elétricas Brasileiras S.A. – Eletrobras (English translation), amended on April 17, 2023, incorporated herein by reference to our Form 6-K/A filed on March 9, 2023, file No. 001-34129.

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

4.1	English language summary of the Eletronuclear Investment Agreement entered into between us and ENBPar on April 22, 2022.

8.1	List of direct subsidiaries.

11.1

Code of Conduct of Eletrobras (Código de Conduta da Eletrobras) approved by means of the Board Resolution No. 538 of November 14, 2022, and the Board of Directors Resolution No. 169 of December 01, 2022.

11.2

Policy for Disclosure of Material Information and Trading of Securities of Eletrobras Companies’ (Política de Divulgação de Informações Relevantes e de Negociação de Valores Mobiliários das Empresas Eletrobras), incorporated herein by reference from our Form F-6, filed on February 1, 2023, file No. 001-34129.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

13.1	Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

13.2	Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

23.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.

97	Management Remuneration Policy (Política de Remuneração da Administração), dated November 24, 2023, incorporated herein by reference to the Form 6-K filed on November 28, 2023, file No. 001-34129.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Schema Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 25, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.—ELETROBRAS

	By:	/s/ Ivan de Souza Monteiro
		Name:	Ivan de Souza Monteiro
		Title:	Chief Executive Officer

	By:	/s/ Eduardo Haiama
		Name:	Eduardo Haiama
		Title:	Vice-President of Finance and Investor Relations

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.—ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Centrais Elétricas Brasileiras S.A. — Eletrobras

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Centrais Elétricas Brasileiras S.A. - Eletrobras and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes  (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date, as the Company did not properly design and maintain effective risk assessment control activities in response to risks of material misstatement related to period end financial reporting controls including the completeness and accuracy of the judicial deposits and legal lawsuits, their periodic reviews and updates, and the assessment of expected losses for accrual purposes; and the review and approval of impairment calculations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Litigation Contingencies

As described in Note 29 to the consolidated financial statements, the Company recognized liabilities in the consolidated financial statements in total amount of R$ 26,542 million for the resolution of pending litigation when management determines that a loss is probable and the amount of the loss can be reliably estimated for all litigation contingencies, including civil claims related to the compulsory loans contingency, which amounted to R$ 17,264 million. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing information available, (i) management concludes that is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to reliably estimate the loss for any of the pending matters. In addition, the provision for compulsory loans involves significant judgement related to: (i) difference in the principal resulting from the monetary correction criteria; (ii) remunerative interest; and (iii) application of default interest. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reliably estimable, but it is possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to litigation contingencies is a critical audit matter are (i) the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reliable estimate of the loss can be made,  and (ii) a high degree of auditor judgment and effort in evaluating management's assessment of the loss contingencies associated with litigation claims, including significant judgments related to: (i) difference in the principal resulting from the monetary correction criteria; (ii) remunerative interest; and (iii) application of default interest. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, a material weakness was identified related to completeness and accuracy of the judicial deposits and legal lawsuits, including their periodic reviews and updates, and the expected losses for accrual purposes.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, obtaining and evaluating the letters of audit inquiry with internal and external lawyers, evaluating the reasonableness of management's assessment regarding whether an unfavorable outcome is reasonably possible or probable and reliably estimable, and evaluating the sufficiency of the Company's litigation contingency disclosures. Specifically, for the compulsory loans contingency, the audit procedures performed also included the reperformance of the calculation, including the assessment of criteria for monetary restatement, compensatory interest and application of default interest.

Assessment of Impairment for Property, Plant and Equipment and Investments in Associates

As described in Notes 18, 20 and 17 to the consolidated financial statements, the Company's consolidated Property, Plant and Equipment and investments accounted for-by the equity method balance amounted to R$ 35,805 million and R$ 32,100 million, respectively, at December 31, 2023. Management evaluates impairment indicators for Property, Plant and Equipment and investments in associates. When impairment indicators are identified, management compares the carrying value of an asset, or a Cash-Generating Unit (CGU), with its recoverable amount. An impairment charge is recognized when the carrying value exceeds the recoverable amount, estimated by management using a discounted cash flow model (value in use). Management's cash flow projections for Property, Plant and Equipment and investments in associates includes significant assumptions relating to growth prospects for the Brazilian economy, discount rate, projected revenues and expenditures.

The principal considerations for our determination that performing procedures relating to the impairment assessment for Property, Plant and Equipment and investments in associates is a critical audit are (i) the significant judgment by management when developing the value in use measurement of each asset or CGU; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's cash flow projections and significant judgments and assumptions including growth prospects for the Brazilian economy, projected revenues and expenditures and the discount rate; and (iii)  the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, a material weakness was identified related to impairment calculations.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, (i) testing management's process for developing a reliable estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness, accuracy, and relevance of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the discount rate, growth prospects for the Brazilian economy, and projected revenues and expenditures . Evaluating management's assumptions related to growth prospects for the Brazilian economy, and projected revenues and expenditures involved evaluating whether the assumptions used by management were reasonable considering (i) the contractual conditions of each concession contract; (ii) the current and past performance of the CGU; and (iii) the consistency of these assumptions with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of certain significant assumptions, including the discount rate.

Contractual transmission assets - Measurement

As described in Note 16 to the consolidated financial statements, the Company's consolidated contractual transmission assets, balances were R$ 61,212 million at December 31, 2023. The measurement of these assets is based on significant judgment for the determination of the remuneration rate that represents the financial component embedded in the future cash flows to be received, projected profit margins for the performance obligations, the Permitted Annual Revenue – RAP in the contracts, the expected amount of investments and costs to be made in the concession contracts.

The principal considerations for our determination that performing procedures relating to the contractual transmission assets is a critical audit matter are (i) the significant judgment by management when developing the process of measuring such assets; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's projections and significant assumptions, which includes the determination of the remuneration rate that represents the financial component embedded in the future cash flows to be received, determination of projected profit margins in relation to performance obligations, the Permitted Annual Revenue – RAP established in the contracts, the expected amount of investments and costs to be made in the concession contracts.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others testing the effectiveness of controls relating to the completeness and accuracy for determining the contractual transmission assets; evaluating the appropriateness of the remuneration rate used and the profit margin; testing the completeness, accuracy, and relevance of underlying data used in the cash flows; and evaluating the significant assumptions used by management, including the remuneration rate, the projected contract margin, the allowed annual revenue established in the contracts, the expected amount of investments and costs to be made in the concession contracts.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, Brazil

April 25, 2024

We have served as the Company's auditor since 2019.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

BALANCE SHEETS ON DECEMBER 31, 2023 AND 2022

(in thousands of BRL)

ASSETS	NOTE	12/31/2023	12/31/2022

CURRENT
Cash and cash equivalents	6	13,046,371	10,739,126
Restricted cash	7	447,688	3,098,401
Marketable securities	8	5,920,171	12,193,654
Accounts Receivable, net	9	5,210,482	4,794,924
Contractual transmission assets	16	11,159,426	9,349,126
Loans, financing and debentures	10	367,741	692,839
Dividends and interest receivable	12	871,558	707,875
Taxes and Contributions	14	1,274,969	1,135,913
Income tax and social contribution	13	2,932,258	1,749,225
Reimbursement rights	15	980,206	1,216,928
Inventory		426,690	429,310
Derivative financial instruments	38	373,606	501,355
Others		1,698,824	2,326,092
		44,709,990	48,934,768

Assets held for sale	40	3,187,141	688,359
		47,897,131	49,623,127

NON-CURRENT
Restricted cash	7	1,985,656	1,306,138
Reimbursement rights	15	1,385,479	2,124,907
Loans, financing and debentures	10	260,409	328,806
Accounts Receivable, net	9	649,446	703,055
Amounts Receivable, ENBPAR	11	—	1,223,316
Marketable securities	8	432,724	412,093
Taxes and Contributions	14	1,153,616	439,196
Income tax and social contribution	13	6,725,087	3,541,162
Judicial deposits		6,585,685	8,558,013
Contractual transmission assets	16	50,052,912	51,703,084
Derivative financial instruments	38	—	485,507
Others		1,053,164	1,063,250
		70,284,178	71,888,527

INVESTMENTS	17
Accounted for-by the equity method		32,100,302	32,224,264
Maintained at fair value		1,104,381	1,761,258
		33,204,683	33,985,522

PROPERTY, PLANT AND EQUIPMENT	18	35,805,421	34,739,705

INTANGIBLE ASSETS	19	79,866,241	79,980,581

		219,160,523	220,594,335

TOTAL ASSETS		267,057,654	270,217,462

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

BALANCE SHEETS ON DECEMBER 31, 2023 AND 2022

(in thousands of BRL)

LIABILITIES AND EQUITY	NOTE	12/31/2023	12/31/2022

CURRENT
Loans, financing and debentures	23	11,330,847	7,524,770
Compulsory loan – Agreements	29	896,746	—
Compulsory loan	24	1,257,291	1,289,602
Suppliers	21	2,963,867	3,517,173
Advances from clients	22	138,690	1,653,122
Taxes and Contributions	14	992,887	1,271,700
Income tax and social contributions	13	29,675	—
Provision for onerous contracts	27	120,660	—
Dividends payable	26	1,154,836	924,644
Payroll	28	1,634,933	2,318,554
Reimbursement Obligations	15	8,572	1,912,423
Post-employment benefit	28	292,990	246,437
Provisions for Litigation and Contingent Liabilities	29	2,290,873	2,709,161
Regulatory fees	25	765,619	996,610
Obligations of Law No. 14,182/2021	30	2,161,176	1,472,662
Leases		44,020	224,319
Others		801,645	209,251
		26,885,327	26,270,428

Liabilities associated with assets held for sale	40	274,464	170,448
		27,159,791	26,440,876

NON-CURRENT
Loans, financing and debentures	23	49,449,443	51,581,752
Advances from clients	22	86,612	213,921
Provisions for Litigation and Contingent Liabilities	29	24,250,819	30,623,558
Post-employment benefit	28	5,293,808	4,947,234
Obligations of Law No. 14,182/2021	30	37,358,230	35,186,792
Provision for onerous contracts	27	950,468	209,099
Leases		172,727	528,849
Concessions payable - use of public property		566,172	372,420
Advances for future capital increase		98,252	86,919
Derivative financial instruments	38	657,514	—
Regulatory fees	25	432,341	464,358
Taxes and Contributions	14	574,781	723,716
Deferred income tax and social contribution	13	5,721,830	6,294,347
Others		1,820,222	1,514,985
		127,433,219	132,747,950

EQUITY	32
Capital stock		70,099,826	69,813,740
Transactions costs on issuance of shares		(108,186)	(108,186)
Capital reserves and Authorized Equity Instruments		13,889,339	13,867,170
Treasury shares		(2,114,256)	—
Profit reserves		37,752,709	33,910,233
Other comprehensive income		(7,186,060)	(6,978,161)
Equity attributable to owners of the Company		112,333,372	110,504,796

Equity attributable to non-controlling interest		131,272	523,840

TOTAL SHAREHOLDERS EQUITY		112,464,644	111,028,636

TOTAL LIABILITIES AND EQUITY		267,057,654	270,217,462

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

STATEMENTS OF INCOME FOR YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(in thousands of BRL)

	NOTE	12/31/2023		12/31/2022		12/31/2021
CONTINUING OPERATIONS
Net operating revenue	34		37,158,908		34,074,233		34,626,834
Operating expenses	35		(26,129,636)		(29,275,307)		(29,702,291)

Regulatory remeasurements - Transmission contracts			(12,144)		365,178		4,858,744

OPERATING PROFIT BEFORE FINANCIAL RESULT			11,017,128		5,164,104		9,783,287

FINANCIAL RESULT	36		(12,002,121)		(4,373,595)		(1,441,954)

PROFIT (LOSS) BEFORE RESULTS OF EQUITY, INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS			(984,993)		790,509		8,341,333

RESULTS OF EQUITY METHOD INVESTMENTS			2,062,090		2,369,777		1,507,418

OTHER REVENUE AND EXPENDITURE	37		651,280		186,924		1,210,754

PROFIT BEFORE TAXES			1,728,377		3,347,210		11,059,505

Current income tax and social contribution	13		(512,503)		(1,630,034)		(1,437,671)
Deferred income tax and social contribution	13		3,511,001		934,421		(3,822,971)
			2,998,498		(695,613)		(5,260,642)

NET PROFIT FROM CONTINUING OPERATIONS			4,726,875		2,651,597		5,798,863

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY			4,881,788		2,648,592		5,731,106
AMOUNT ATTRIBUTED TO NON-CONTROLING INTERESTS			(154,913)		3,005		67,757

DISCONTINUED OPERATIONS

NET PROFIT (LOSS) FROM DISCONTINUED OPERATION	41		(332,014)		986,785		(85,230)

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY			(332,014)		986,785		(84,965)
AMOUNT ATTRIBUTED TO NON-CONTROLING INTERESTS			—		—		(265)

NET PROFIT FOR THE YEAR			4,394,861		3,638,382		5,713,633

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY			4,549,774		3,635,377		5,646,141
AMOUNT ATTRIBUTED TO NON-CONTROLING INTERESTS			(154,913)		3,005		67,492

PROFIT PER SHARE	33

Profit basic per share - ORDINARY (ON)		R$	1.98	R$	1.82	R$	3.54
Profit basic per share - PREFERENTIAL (PN)		R$	2.18	R$	2.01	R$	3.89
Profit diluted per share - ORDINARY (ON)		R$	1.96	R$	1.80	R$	3.48
Profit diluted per share - PREFERENTIAL (PN)		R$	2.15	R$	1.98	R$	3.82

PROFIT PER SHARE - Continuing Operations
Profit basic per share - ORDINARY (ON)		R$	2.12	R$	1.33	R$	3.59
Profit basic per share - PREFERENTIAL (PN)		R$	2.34	R$	1.46	R$	3.95
Profit diluted per share - ORDINARY (ON)		R$	2.10	R$	1.31	R$	3.53
Profit diluted per share - PREFERENTIAL (PN)		R$	2.31	R$	1.44	R$	3.88

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

STATEMENTS OF COMPREHENSIVE INCOME FOR THE FINANCIAL YEARS ENDED ON
DECEMBER 31, 2023, 2022 AND 2021

(in thousands of BRL)

	12/31/2023	12/31/2022	12/31/2021

NET PROFIT FOR THE YEAR	4,394,861	3,638,382	5,713,633

Other components of comprehensive income

Items that will not be reclassified to the result
Financial instruments at fair value through OCI	213,825	(374,425)	(243,443)
Deferred Income Tax and Social Contribution	(70,213)	142,426	79,621
Share of other comprehensive income of equity accounted investments	139,019	—	—
Actuarial gains or losses	130,322	660,673	1,154,355
Deferred Income Tax and Social Contribution	(37,223)	(15,068)	(359,964)
	375,730	413,606	630,569
Items that will be reclassified to the result
Cumulative conversion adjustments	10,031	(102,497)	30,180
Cash flow hedge adjustment	—	(3,796)	—
Share of other comprehensive income of equity accounted investments	(226,450)	407,928	37
	(216,419)	301,635	30,217

Other components of comprehensive income for the year	159,311	715,241	660,786

Total comprehensive income for the year	4,554,172	4,353,623	6,374,419

Portion attributed to controlling shareholders	4,660,654	4,350,618	6,306,927
Non-controlling portion	(106,482)	3,005	67,492

Total comprehensive income for the year attributed to controlling shareholders	4,660,654	4,350,618	6,306,927

Continuing operations	4,992,668	3,051,175	6,774,572
Discontinued operations	(332,014)	1,299,443	(467,645)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2023, 2022 AND 2021

(in thousands of BRL)

				PROFIT RESERVES
		CAPITAL RESERVES
		AND AUTHORIZED							ADDITIONAL			EQUITY ATTRIBUTABLE
	CAPITAL	EQUITY	TREASURY		PROFIT		SPECIAL RESERVE	STATUTORY -	PROPOSED	ACCUMULATED	OTHER COMPREHENSIVE	TO OWNERS OF THE	NON-CONTROLLING
	STOCK	INSTRUMENTS	SHARES	LEGAL	RETENTION	STATUTORY	DIVIDEND	INVESTMENTS	DIVIDENDS	PROFITS / LOSSES	INCOME	COMPANY	INTERESTS	TOTAL EQUITY
On December 31, 2020	39,057,271	13,867,170	—	1,686,204	9,427,502	353,364	2,291,889	15,149,095	—	—	(8,354,188)	73,478,307	272,987	73,751,294
Accumulated conversion adjustments	—	—	—	—	—	—	—	—	—	—	19,190	19,190	—	19,190
Post-employment benefit adjustments	—	—	—	—	—	—	—	—	—	—	211,030	211,030	—	211,030
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	—	—	—	—	(237,372)	(237,372)	—	(237,372)
Deferred Income tax and social contribution over OCI	—	—	—	—	—	—	—	—	—	—	80,706	80,706	—	80,706
Participations in OCI of subsidiaries	—	—	—	—	—	—	—	—	—	—	402,905	402,905	(44,919)	357,986
Participations in OCI of associates	—	—	—	—	—	—	—	—	—	(31,183)	184,327	153,144	—	153,144
Net income for the year	—	—	—	—	—	—	—	—	—	5,646,141	—	5,646,141	67,492	5,713,633
Constitution of reserves	—	—	—	282,307	1,112,161	56,461	—	2,823,071	—	(4,274,000)	—	—	—	—
Proposed dividends	—	—	—	—	—	—	—	—	—	(1,340,958)	—	(1,340,958)	—	(1,340,958)
Approval of the additional dividend by the AGO	—	—	—	—	—	—	(2,291,889)	—	—	—	—	(2,291,889)	—	(2,291,889)
On December 31, 2021	39,057,271	13,867,170	—	1,968,511	10,539,663	409,825	—	17,972,166	—	—	(7,693,402)	76,121,204	295,560	76,416,764
Capital Increase	30,756,468	—	—	—	—	—	—	—	—	—	—	30,756,468	—	30,756,468
Transactions costs on issuance of shares	(108,185)	—	—	—	—	—	—	—	—	—	—	(108,185)	—	(108,185)
Reclassification of earnings from sale of financial instruments at fair value through ORA	—	—	—	—	—	—	—	—	—	250,566	(217,371)	33,195	—	33,195
Accumulated conversion adjustments	—	—	—	—	—	—	—	—	—	—	(93,408)	(93,408)	—	(93,408)
Post-employment benefit adjustments	—	—	—	—	—	—	—	—	—	—	203,953	203,953	—	203,953
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	—	—	—	—	(201,530)	(201,530)	—	(201,530)
Deferred Income tax and social contribution over OCI	—	—	—	—	—	—	—	—	—	—	142,426	142,426	—	142,426
Participations in OCI of subsidiaries	—	—	—	—	—	—	—	—	—	—	(92,744)	(92,744)	225,275	132,531
Participations in OCI of associates	—	—	—	—	—	—	—	—	—	(2,473)	973,915	971,442	—	971,442
Net income for the year	—	—	—	—	—	—	—	—	—	3,635,377	—	3,635,377	3,005	3,638,382
Constitution of reserves	—	—	—	181,769	248,093	—	—	2,590,206	—	(3,020,068)	—	—	—	—
Proposed dividends	—	—	—	—	—	—	—	—	—	(863,402)	—	(863,402)	—	(863,402)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2023, 2022 AND 2021

(in thousands of BRL)

				PROFIT RESERVES
		CAPITAL RESERVES
		AND AUTHORIZED							ADDITIONAL			EQUITY ATTRIBUTABLE
	CAPITAL	EQUITY	TREASURY		PROFIT		SPECIAL RESERVE	STATUTORY -	PROPOSED	ACCUMULATED	OTHER COMPREHENSIVE	TO OWNERS OF THE	NON-CONTROLLING
	STOCK	INSTRUMENTS	SHARES	LEGAL	RETENTION	STATUTORY	DIVIDEND	INVESTMENTS	DIVIDENDS	PROFITS / LOSSES	INCOME	COMPANY	INTERESTS	TOTAL EQUITY
On December 31, 2022	69,705,554	13,867,170	—	2,150,280	10,787,756	409,825	—	20,562,372	—	—	(6,978,161)	110,504,796	523,840	111,028,636
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	—	—	—	—	206,508	206,508	—	206,508
Deferred Income tax and social contribution over OCI	—	—	—	—	—	—	—	—	—	—	(70,213)	(70,213)	—	(70,213)
Reclassification of earnings from sale of financial instruments at fair value through ORA	—	—	—	—	—	—	—	—	—	352,523	(318,779)	33,744	—	33,744
Participations in OCI of subsidiaries	—	—	—	—	—	—	—	—	—	—	234,433	234,433	48,431	282,864
Participations in OCI of associates	—	—	—	—	—	—	—	—	—	—	(139,860)	(139,860)	—	(139,860)
Post-employment benefit adjustments	—	—	—	—	—	—	—	—	—	—	(119,988)	(119,988)	—	(119,988)
Net income for the year	—	—	—	—	—	—	—	—	—	4,549,774	—	4,549,774	(154,913)	4,394,861
Transactions with shareholders:
Authorized Shares	—	22,169	—	—	—	—	—	—	—	—	—	22,169	—	22,169
Treasury shares - Shares issued	—	—	(168,168)	—	—	—	—	—	—	—	—	(168,168)	—	(168,168)
Treasury shares - Repurchase of shares	—	—	(1,967,218)	—	—	—	—	—	—	—	—	(1,967,218)	—	(1,967,218)
Shares Remuneration Program	—	—	13,595	—	—	—	—	—	—	—	—	13,595	—	13,595
Shares in treasury - Dissident shareholders	—	—	(212)	—	—	—	—	—	—	—	—	(212)	—	(212)
Shares in treasury - Compulsory loan agreement	—	—	7,747	—	—	—	—	—	—	—	—	7,747	—	7,747
Capital Increase - Incorporation of shares	286,086	—	—	—	—	—	—	—	—	—	—	286,086	(286,086)	—
Constitution of reserves	—	—	—	227,489	373,273	—	—	3,025,600	216,114	(3,842,476)	—	—	—	—
Proposed dividends	—	—	—	—	—	—	—	—	—	(1,080,571)	—	(1,080,571)	—	(1,080,571)
Limitation of dividends	—	—	—	—	—	—	—	—	—	20,750	—	20,750	—	20,750
As of December 31, 2023	69,991,640	13,889,339	(2,114,256)	2,377,769	11,161,029	409,825	—	23,587,972	216,114	—	(7,186,060)	112,333,372	131,272	112,464,644

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(In thousands of BRL)

	NOTE	12/31/2023	12/31/2022	12/31/2021
OPERATIONAL ACTIVITIES

Income before income tax and social contribution		1,396,363	4,333,995	10,974,275

Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	35	3,621,342	2,690,269	1,443,285
Net exchange and monetary changes	36	3,342,161	650,770	419,569
Financial charges	36	6,095,390	4,980,707	2,035,779
Result of equity method investees		(2,062,090)	(2,369,777)	(1,507,418)
Other income and expenses	37	(651,280)	(186,924)	(1,210,754)
Transmission revenues		(17,432,037)	(15,774,884)	(17,450,333)
Construction cost - transmission		3,291,132	1,671,307	1,312,861
Regulatory remeasurements - Transmission contracts		12,144	(365,178)	(4,858,744)
Operating provisions (reversals)	35	2,481,054	6,928,425	14,922,063
GSF Reimbursement		—	—	(4,265,889)
Fixed and intangible asset write off		632,441	440,775	208,618
Income from hedging and derivatives	36	1,521,637	356,494	(725,826)
Others		637,869	1,310,565	1,666,545
		1,489,763	332,549	(8,010,244)

(Accruals) / decreases in operating assets
Accounts Receivable, net		(927,096)	(408,364)	1,671,234
Marketable securities, net		—	(1,499,907)	(2,561,522)
Reimbursement right		473,496	1,036,409	582,672
Others		109,683	(436,278)	1,534,289
		(343,917)	(1,308,140)	1,226,673
Increases / (decreases) in operating liabilities
Suppliers		(526,425)	233,911	39,894
Advances		(162,275)	104,964	—
Payroll		(813,498)	222,345	213,739
Regulatory fees		(280,680)	159,695	(82,459)
Others		217,985	(382,451)	(41,755)
		(1,564,893)	338,464	129,419

Payment of interests		(5,512,449)	(3,211,343)	(2,176,135)
Receipt of allowed annual revenue - RAP		18,287,910	14,623,582	14,832,701
Receipt of dividends and interest on equity		1,329,703	1,494,560	2,175,585
Payment of judicial contingencies		(2,672,962)	(4,222,504)	(6,228,610)
Securities and restricted deposits		(733,354)	(1,199,426)	(2,511,386)
Payment of income tax and social contribution		(2,930,778)	(2,607,461)	(2,463,047)
Supplementary social security		(510,048)	(469,943)	(383,424)

Net cash from operating activities of continuing operations		8,235,338	8,104,333	7,565,808
Net cash (used in) operating activities of discontinued operations	41	—	(2,908,844)	(600,801)
Net cash of operating activities		8,235,338	5,195,489	6,965,007

FINANCING ACTIVITIES

Receipt for issuing shares		—	30,648,282	—
Loans and financing obtained and debentures obtained	23	11,821,045	8,500,000	4,828,697
Payment of loans and financing and debentures - principal		(13,763,329)	(6,734,696)	(8,175,960)
Payment of dividends and interest on equity		(864,192)	(1,490,058)	(3,747,606)
Payment to dissident shareholders - incorporation of shares	32	(226,057)	—	—
Repurchase of shares	32	(1,967,218)	—	—
Payment of obligations with CDE and revitalization of basins - principal	30	(1,433,816)	—	—
Payment of leases - principal		(765,525)	(721,074)	(571,829)
Others		443,961	44,746	(499,734)

Net cash from (used in) financing activities of continuing operations		(6,755,131)	30,247,200	(8,166,432)
Net cash from (used in) financing activities of discontinued operations	41	—	(174,814)	2,105,924
Net cash from (used in) financing activities		(6,755,131)	30,072,386	(6,060,508)

INVESTMENT ACTIVITIES

Acquisition of debentures	10	(450,000)	—	—
Advance granting for future capital increase		—	—	(2,447,464)
Receipt of loans and financing		982,425	2,358,352	4,897,907
Marketable Securities, net		3,143,232	—	—
Interest Received - Marketable Securities		4,066,478	3,763,966	589,071
Receipt of financial charges		172,457	316,278	672,085
Acquisition of property, plant and equipment		(3,862,770)	(1,585,639)	(1,085,090)
Acquisition of intangible assets		(258,371)	(32,038,772)	(103,494)
Transmission infrastructure - contractual assets		(3,269,358)	(1,652,992)	(1,299,710)
Acquisition / capital injection in shareholdings, net of cash acquired		(1,439,478)	(74,307)	(274,354)
Disposal of investments in shareholdings		907,004	1,169,784	—
Others		(116,617)	(57,832)	(443,738)

Net cash (used in) investment activities of continuing operations		(124,998)	(27,801,162)	505,213
Net cash from (used in) investment activities of discontinued operations	41	952,036	3,079,754	(1,503,660)
Net cash provided by (used in) investment activities		827,038	(24,721,408)	(998,447)

Increase in cash and cash equivalents		2,307,245	10,546,467	(93,948)

Cash and cash equivalents at the beginning of the fiscal year	6	10,739,126	192,659	286,607
Cash and cash equivalents at the end of the year	6	13,046,371	10,739,126	192,659
Increase (decrease) in cash and cash equivalents from discontinued operations		—	(3,904)	1,463
		2,307,245	10,546,467	(93,948)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

Notes to the financial statements for the year ended December 31, 2023

(In thousands of BRL)

NOTE 1 – OPERATIONAL CONTEXT

Centrais Elétricas Brasileiras S.A. (“Eletrobras or Company”) is a publicly traded company, located in Rio de Janeiro (RJ), registered with the Brazilian Securities Commission (CVM) and Securities and Exchange Commission (SEC), with shares traded on the São Paulo (B3), Madrid (LATIBEX) and New York (NYSE) stock exchanges.

Eletrobras (jointly with its subsidiaries, the “Company”), acts as a holding company, implementing projects, construction and operation of power stations and transmission lines and trading electrical power. In addition, it promotes and supports research in its business interest in the energy sector, as well as studies of use of reservoirs for multiple purposes, prospection and development of alternative sources of generation, incentivizing the rational and sustainable use of and implementation of intelligent electrical power networks. Eletrobras also holds control of Eletrobras Participações S.A. – Eletropar, as well as direct and indirect investments in 69 Special Purpose Entities (SPE), all dedicated principally to the generation and transmission of electrical power, as mentioned in note 4.5.

The issuance of these financial statements was approved by the Board of Directors on April 25, 2024.

1.1 - EESG Journey - Economic, Environmental, Social and Governance

Throughout the financial year ended in 2023, the Company established the target of reaching net zero greenhouse gas emissions by 2030 (NetZero), through disinvestment in thermal power stations, reduction in scope 2 emissions with renewable energy certificates and compensations with carbon credits from reforestation projects. As a result of this objective, the sale of the portfolio of gas-powered stations was begun and concluded, in January 2024, the disposal of the Candiota thermal power station complex, that represents approximately a third of all emissions. See Note 40.

1.2 - Capitalization of Eletrobras

1.2.1 - Corporate restructuring

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

(a)Eletronuclear:

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

Payment of share capital in Eletronuclear
Completion of advanced for capital increase	3,665,521
Capitalization of dividends receivable	2,512,286
Contribution of cash and cash equivalents	54,523
Equity security investments	6,232,330

	ELETRONUCLEAR
	ORDINARY		PREFERENTIALS		TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	QUANTITY	%	QUANTITY	%
Eletrobras	37,651,030	99.98	10,528,730	99.85	48,179,760	99.95
Others	7,137	0.02	15,969	0.15	23,106	0.05
Total	37,658,167	100.00	10,544,699	100.00	48,202,866	100.00

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

Due to the loss of control, the assets, liabilities, and participation of non-controlling shareholders in Eletronuclear are no longer part of the Company’s consolidated balance. Due to the corporate interest held, Eletronuclear became an affiliate of Eletrobras. The remaining participation was recognized at equity method, in the investments line item.

(b)Itaipu Binacional

Itaipu is a binational entity created and governed by the treaty signed on April 26, 1973 (approved by Legislative Decree No. 23/1973) between the Federative Republic of Brazil and the Republic of Paraguay.

Eletrobras acted as a vehicle for the Brazilian Government to acquire and market the hydroelectric power generated by the plant.

Pursuant to Law No. 14,182/2021 and Investment Partnerships Program Council (CPPI) Resolution No. 203/2021, as amended by CPPI Resolution No. 221/2021, the Company transferred all of its interest representing 50% of Itaipu's capital to ENBpar for R$1,082,275, equivalent to US$208,262. The transfer was regulated by CPPI Resolution No. 221/2021 and the Equity Interest Transfer Agreement entered  between Eletrobras and ENBpar.

Eletrobras will receive the consideration from ENBpar in 240 monthly installments, substantially adjusted at exchange variation plus 4.76% interest p.y..

The shareholding transfer impacted the Company's result by R$896,658 as shown below:

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

1.2.2 – Capitalization

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

After the completion of the share offering, Eletrobras' control was pulverized, becoming that of the private initiative. As of December 31, 2022, the Federal Government holds, directly and indirectly, 42.67% of common shares of compared to 72.33% as of December 31, 2021).

Thus, the process of public offering of shares, after issuing the overallotment shares, resulted in R$ 30,648,282 net of issuance expenses of cash being generated for Eletrobras, according to items (a) and (c) previously described, as shown below:

Subscription of shares	30,756,468
Expenses with shares issued	(108,186)
Impact on share capital	30,648,282

1.2.3 – New concession contracts

Law No. 14,182/2021 conditioned the privatization of Eletrobras on the execution of new electricity generation concession contracts, for thirty years, replacing the contracts in force, for hydroelectric plants:

a)	that have been extended under the terms of Law No. 12,783/2013 (quota plants); and
b)	Tucuruí, Sobradinho, Itumbiara, Curuá-Una, and Mascarenhas de Moraes.

The Company entered into new electricity generation concession agreements, see note 3. The new contracts enabled Eletrobras to change the exploration regime from the “quota” regime to the independent energy production regime (“PIE”) under the terms of Law No. 9,074/1995, including the conditions for the extinction of grants, the seizure of facilities and indemnities.

The new contracts generated an increase in the Company's intangible assets in the amount of R$75,021,259 (see note 22), originated by the right to exploit the hydraulic energy potentials through hydroelectric plants as well as the transmission facilities of restricted interest of these plants for a period of 30 years. In return for the right to exploit the electricity generation plants, the Company made payments to the Federal Government as a grant bonus, entered into payment commitments to the energy development account (CDE) and for the development of projects determined by Law No. 14,182/2021, as well as the credits for the acquisition of fuel and the indemnities of Tucuruí and Curuá-Una, as detailed below:

Grant bonus (a)	26,622,905
Obligations with CDE (b)	33,735,216
Obligations for the revitalisation of river basins (c)	6,693,921
Indemnities of the Tucuruí and Curuá-Una HPPs (d)	5,062,717
Reimbursement of fuel acquisition – Law No. 12.111/2009 (e)	2,906,500
Intangible Assets	75,021,259

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

1.2.4 – Impacts on the result

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

Below are the effects on the Company’s results by venture exploration regime:

		Net Tax
Hydroelectric Power Plants	Net book value	Indemnity	Result
Non-quota plants
UHE Curuá-Una	630	17,741	17,111
Tucuruí	2,990,633	4,576,672	1,586,039
Eletronorte Impact	2,991,263	4,594,413	1,603,150

Quotaholder plants
Boa Esperança	98,219	—	(98,219)
UHE Apolônio Sales (Moxotó)	38,250	—	(38,250)
Paulo Afonso I	92,612	—	(92,612)
Paulo Afonso II	107,093	—	(107,093)
Paulo Afonso III	66,259	—	(66,259)
Paulo Afonso IV	20,832	—	(20,832)
UHE Luiz Gonzaga (Itaparica)	15,150	—	(15,150)
Xingo	28,174	—	(28,174)
Funil - BA	12,626	—	(12,626)
Pedra	8,067	—	(8,067)
Non-quota plants
Sobradinho	131,948	—	(131,948)
Chesf Impact	619,230	—	(619,230)

Quotaholder plants
Corumbá I HPP	(4,497)	—	4,497
Estreito	479,561	—	(479,561)
Funil - RJ	8,110	—	(8,110)
Furnas	566,098	—	(566,098)
Marimbondo	15,844	—	(15,844)
UHE Porto Colômbia	1,912	—	(1,912)
Non-quota plants
Itumbiara	62,492	—	(62,492)
Mascarenhas de Moraes HPP	209,462	—	(209,462)
Furnas Impact	1,338,982	—	(1,338,982)

Net impact	4,949,475	4,594,413	(355,062)

1.2.5 - Transfer of government programs

Eletrobras is currently responsible for the Government programs described below:

(a)	Management of the commercialization contracts of the Incentive Program for Alternative Sources of Electricity (PROINFA);
(b)	Administration of the current account of the National Electric Energy Conservation Program (PROCEL), operationalization and management of PROCEL's contractual instruments;
(c)	Management of financing contracts using resources from the Global Reversal Reserve (RGR) entered until 17 November 2016; and
(d)	Operationalization of the More Power for the Amazon (MLA) and Power for All (LPT) and management of contractual instruments.

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

NOTE 2 – 2023 HIGHLIGHTS

2.1 - Corporate restructuring

2.1.1 - Exchange with Neoenergia

In September 2023, a contract was signed between the Company and Neoenergia S.A This agreement involved the transfer to Eletrobras of the: (i) ordinary shares representative of 50.56% of the total and voting capital stock in Teles Pires Participações S.A.; (ii) ordinary shares representative of 0.9% of the total and voting capital stock in Companhia Hidrelétrica Teles Pires; and (iii) Payment of the amount of R$453,982. As part of the negotiation Eletronorte ceded 49% of EAPSA (UHE Dardanelos) and residual shareholdings in Neoenergia Afluente T, Neoenergia Coelba and Neoenergia Cosern. For more information, see note 17.1.

2.1.2 – Acquisition of the Baguari companies

In October 2023, Furnas acquired 100% of Baguari I Geração de Energia S.A. (Baguari I) and Baguari Energia S.A. (Baguari Energia), that together make up the Baguari Consortium. For more information, see note 17.1.

2.1.3 – Acquisition of UHE Retiro Baixo

In November 2023, Furnas acquired 100% of the UHE Retiro Baixo Consortium. For more information, see note 17.1.

2.1.4 – Other Acquisitions

In December 2023, Furnas acquired 51% of the shares of FIP Milão in the SPE Vale do São Bartolomeu S.A. and Triângulo Mineiro Transmissora S.A. For more information, see note 17.1.

2.2 Debt operations

2.2.1 – Derivative financial instruments for debt protection

In April 2023, the Company contracted the derivative operation in order to protect debts in foreign currency (bonds) from exchange rate variation, taking a position linked to the variable interest rate curve (CDI). More information, see note 38.3.4.

2.2.2 – Issuance of debentures

In September 2023, the 4th issuance of simple debentures was carried out, for the amount of R$7,000,000. In the same period, the offer by CGT Eletrosul regarding the 4th issue of simple debentures was made for a total value of R$250,000. For more information, see note 23.

2.2.3 – Issuance of commercial notes

In September 2023, the offer by Furnas regarding the 1st issuance of commercial paper was made, in 5 series, for a total value of R$3,500,000. For more information, see note 23.

2.3 Other highlights

2.3.1 – Voluntary Dismissal Program – PDV 2023

In the financial year ended December 2023, the Company recognized an expense for the amount of R$544,749, representing the adherence of 1,573 employees to the voluntary redundancy plan. See note 35.

2.3.2 – Compulsory loan – Judicial settlements

The Company recorded during the financial year ended 2023, positive earnings of R$1,954,876 regarding the agreements related to the judicial processes of the compulsory loan. For more information, see note 29.1.1.

NOTE 3 – ELECTRICITY CONCESSIONS AND AUTHORIZATIONS

Eletrobras holds directly or through its subsidiaries, jointly controlled and associate companies, electricity concessions in the generation and transmission segments.

I - Generation concessions and authorizations

		Installed
		Capacity
Contract	Hydroelectric Power Plants (HPP)	(MW)	Location	Year
001/2010	Belo Monte	11,233	PA	2045
002/2022	Tucuruí	8,535	PA	2052
002/2008	Jirau	3,750	RO	2043
001/2008	Santo Antônio	3,568	RO	2043
001/2022	Xingo	3,162	SE/AL	2052
001/2022	Paulo Afonso IV	2,462	BA	2052
003/2022	Itumbiara	2,082	MG	2052
002/2011	Teles Pires	1,819	MT/PA	2047
001/2022	Luiz Gonzaga (Itaparica)	1,480	PE/BA	2052
003/2022	Marimbondo	1,440	MG	2052
005/2004	Serra da Mesa	1,275	GO	2046
003/2022	Furnas	1,216	MG	2052
001/2022	Sobradinho	1,050	BA	2052
003/2022	Luis Carlos Barreto de Carvalho	1,050	SP/MG	2052
002/2011	Teles Pires	964	MT/PA	2046
005/1997	Luís Eduardo Magalhães	903	TO	2032
128/2001	Foz do Chapecó	855	RS	2036
003/2014	Três Irmãos	808	SP	2044
001/2022	Paulo Afonso III	794	BA	2052
002/2014	São Manoel	736	PA	2049
130/2001	Peixe Angical	499	TO	2042
003/2022	Mascarenhas de Moraes (Peixoto)	476	MG	2052
001/2022	Paulo Afonso II	443	BA	2052
001/2014	Sinop	402	MT	2049
001/2022	Apolônio Sales (Moxotó)	400	AL	2052
003/2022	Corumbá I	375	GO	2052
001/2007	Governador Jayme Canet Júnior	363	PR	2049
003/2022	Porto Colômbia	320	MG	2052
003/2006	Simplício	306	MG	2043
002/2019	Balbina	250	AM	2027
001/2022	Boa Esperança	237	PI/MA	2052
005/2011	Samuel	217	RO	2032
003/2022	Funil - RJ	216	RJ	2052
129/2001	Serra do Facão	213	GO	2036
010/2000	Manso	210	MT	2037
001/2022	Paulo Afonso I	180	BA	2052
001/2006	Baguari	140	MG	2046
007/2006	Retiro Baixo	82	MG	2041
002/2022	Coaracy Nunes	78	AP	2052
004/2006	Passo São João	77	RS	2046
002/2006	Batalha	53	MG	2043
092/2002	São Domingos	48	MS	2039
002/2022	Curuá-Una	30	PA	2052
001/2022	Funil	30	BA	2052
003/2006	Anta	28	RJ	2041
001/2022	Stone	20	BA	2052
006/2004	Curemas	4	PB	2026

		Installed
		Capacity
Contract	Small Hydroelectric Plants (SHP)	(MW)	Location	Year
374/2005	João Borges	19	SC	2039
186/2004	Barra do Rio Chapéu	15	SC	2038

		Installed
		Capacity
Contract	Wind Generating Plants (EOL)	(MW)	Location	Year
220/2014	Casa Nova II	33	BA	2049
746/2010	Cerro Chato I	30	RS	2045
747/2010	Cerro Chato II	30	RS	2045
748/2010	Cerro Chato III	30	RS	2045
MME Ordinance No. 459/2012	FORTIM - Nossa Senhora de Fátima	30	CE	2047
225/2014	Casa Nova III	28	BA	2049
Authorizing Resolution No. 7,907/19	Casa Nova A	27	BA	2054
Authorizing Resolution No. 13,606/23	Casa Nova B	27	BA	2058
Authorizing Resolution No. 13,608/23	Casa Nova E	27	BA	2058
Authorizing Resolution No. 13,610/23	Casa Nova G	27	BA	2058
388/2012	Caiçara I	27	RN	2047
MME Ordinance No. 458/2012	FORTIM - Jandaia	27	CE	2047
Ordinance Mme 068/2012	Ibirapuitã	25	RS	2047
Authorizing Resolution No. 13,609/23	Casa Nova F	24	BA	2058
399/2012	Junco I	24	RN	2047
417/2012	Junco II	24	RN	2047
81/2012	Cerro Chato VI	12	RS	2047
MME Ordinance No. 409/2012	FORTIM - Jandaia I	24	CE	2047
Authorizing Resolution No. 13,607/23	Casa Nova D	23	BA	2058
MME Ordinance No. 446/2012	FORTIM - São Clemente	21	CE	2047
MME Ordinance No. 432/2012	FORTIM - São Januário	21	CE	2047
418/2012	Caiçara II	18	RN	2047
219/2014	Coqueirinho II	16	BA	2049
286/2014	Tamanduá Mirim II	16	BA	2049
141/2012	Cerro Chato V	12	RS	2047
152/2014	Angical II	10	BA	2049
154/2014	Caititú II	10	BA	2049
174/2014	Carcará	10	BA	2049
176/2014	Corrupião III	10	BA	2049
177/2014	Caititú III	10	BA	2049
139/2012	Cerro Chato IV	10	RS	2047
213/2014	Papagaio	10	BA	2049
153/2014	Teiú II	8	BA	2049
103/2012	Cerro dos Trindade	8	RS	2047
150/2014	Acauã	6	BA	2049
151/2014	Arapapá	4	BA	2049

		Installed
		Capacity
Contract	Wind Parks	(MW)	Location	Year
204/2014	Parque Eólico Coxilha Seca	30	RS	2049
210/2014	Parque Eólico Capão do Inglês	10	RS	2049
192/2014	Parque Eólico Galpões	8	RS	2049

		Installed
		Capacity
Contract	Thermoelectric Power Plants (TPP)	(MW)	Location	Year
Aneel Resolution 4950/2014	MAUÁ III	591	AM	2046
004/2004	Santa Cruz	350	RJ	2026
MME Ordinance No. 304/2008	Candiota III (Phase C)	350	RS	2041
207/2019	APARECIDA	166	AM	2030
MME Ordinance No. 420/1989	Senador Arnon Afonso Farias de Mello	86	RR	2030
004/2004	Campos (Roberto Silveira)	30	RJ	2027
Authorizing Resolution 5,682/2016	Araguaia [1]	23	MT	2019
Aneel Resolution 6883/2018	ANORI	5	AM	2030
Aneel Resolution 6883/2018	CODAJÁS	5	AM	2030
Aneel Resolution 6883/2018	CAAPIRANGA	2	AM	2030
CEG Registration: UTE.GN.AM.000092-2.02	Anamã	2	AM	2030
1.

Decommissioning of the plant in its entirety, authorized by the Ordinance of the Ministry of Mines and Energy No. 331 of 08/14/2018. The process regarding the revocation of the authorization grant is ongoing at ANEEL.

II - Electricity transmission concessions – corporate

Contract	Readjustment index	No. of substations	Km	RAP Cycle 2023/2024	Start	End
062/2001	IPCA	64	19,790	6,954,738	2013	2043
061/2001	IPCA	112	19,236	4,730,821	2013	2043
058/2001	IPCA	48	8,650	2,501,865	2013	2043
057/2001	IPCA	58	8,691	1,199,049	2013	2043
012/2009	IPCA	2	111	305,815	2009	2039
034/2001	IGPM (General Market Price Index)	2	664	253,066	2001	2031
020/2012	IPCA	4	473	156,680	2012	2042
010/2005	IGPM (General Market Price Index)	4	361	153,846	2005	2035
021/2009	IPCA	7	986	99,154	2009	2039
010/2009	IPCA	2	44	94,514	2009	2039
004/2012	IPCA	6	783	93,955	2014	2042
008/2011	IPCA	5	286	90,111	2011	2041
004/2004	IGPM (General Market Price Index)	3	372	83,664	2004	2034
019/2012	IPCA	3	60	61,433	2012	2042
005/2006	IPCA	2	257	54,101	2006	2036
022/2009	IPCA	3	486	53,376	2009	2039
004/2010	IPCA	4	34	49,114	2010	2040
017/2009	IPCA	5	96	42,825	2009	2039
019/2010	IPCA	7	321	33,739	2010	2040
006/2005	IGPM (General Market Price Index)	2	90	32,811	2005	2035
007/2005	IGPM (General Market Price Index)	2	208	30,651	2005	2035
006/2009	IPCA	3	49	29,806	2009	2039
011/2010	IPCA	4	—	29,359	2010	2040
007/2014	IPCA	5	275	29,178	2014	2044
001/2009	IPCA	2	95	28,972	2009	2039
005/2012	IPCA	4	42	28,012	2012	2042
007/2006	IPCA	3	71	26,570	2006	2036
018/2012	IPCA	6	208	23,480	2012	2042
016/2012	IPCA	1	—	22,988	2012	2042
002/2009	IPCA	1	—	21,966	2009	2039
010/2007	IPCA	2	95	21,666	2007	2037
010/2011	IPCA	3	65	19,391	2011	2041
017/2011	IPCA	2	46	17,825	2011	2041
012/2007	IPCA	4	316	16,757	2007	2037
028/2009	IPCA	3	187	16,597	2009	2039
017/2012	IPCA	2	—	16,118	2012	2042
007/2010	IPCA	1	—	15,481	2010	2040
013/2010	IPCA	1	—	15,370	2010	2040
003/2009	IPCA	2	180	14,505	2009	2039
014/2012	IPCA	2	30	14,059	2012	2042
002/2011	IPCA	3	231	13,875	2011	2041
020/2010	IPCA	2	115	13,629	2010	2040
008/2005	IGPM (General Market Price Index)	2	120	13,450	2005	2035
007/2008	IPCA	3	36	12,880	2008	2038
006/2010	IPCA	2	95	11,690	2010	2040
021/2010	IPCA	2	91	10,962	2010	2040
018/2009	IPCA	2	145	10,663	2009	2039
014/2008	IPCA	2	145	9,542	2008	2038
014/2010	IPCA	1	—	9,075	2010	2040
012/2011	IPCA	2	—	8,776	2011	2041
004/2008	IPCA	2	238	8,190	2008	2038
009/2011	IPCA	2	64	7,853	2011	2041
009/2010	IPCA	2	59	7,663	2010	2040
005/2009	IPCA	1	—	7,443	2009	2039
005/2008	IPCA	2	110	6,282	2008	2038
014/2011	IPCA	3	50	5,792	2011	2041
012/2010	IPCA	3	37	5,381	2010	2040
008/2014	IPCA	1	—	4,540	2014	2044
013/2011	IPCA	1	—	2,806	2011	2041
Total			65,194	17,663,048

III - Electricity transmission concessions – SPEs

					Maturity
Contract	SPE	Participation	Readjustment index	RAP Cycle 2023/2024	Start	End
014/2014	Belo Monte Transmissora de Energia S.A.	49.00%	IPCA	790,519	2014	2044
013/2009	Interligação Eletrica do Madeira S.A.	49.00%	IPCA	372,747	2009	2039
015/2009	Interligação Eletrica do Madeira S.A.	49.00%	IPCA	320,567	2009	2039
001/2014	Mata de Santa Genebra Transmissão S.A.	49.90%	IPCA	312,074	2014	2044
007/2013	Paranaíba Transmissora de Energia S.A.	24.50%	IPCA	181,490	2013	2043
005/2004	STN - Sistema de Transmissão Nordeste S.A.	49.00%	IGP-M	171,742	2004	2034
022/2011	Interligação Elétrica Garanhuns S.A.	49.00%	IPCA	132,138	2011	2041
002/2010	Goiás Transmissão S.A.	49.00%	IPCA	88,714	2010	2040
009/2009	Transenergia Renovável S.A.	49.00%	IPCA	81,044	2009	2039
008/2010	MGE Transmissão S.A.	49.00%	IPCA	65,050	2010	2040
004/2013	Triângulo Mineiro Transmissora S.A.	100.00%	IPCA	52,949	2013	2043
014/2013	Vale do São Bartolomeu Transmissora de Energia S.A.	90.00%	IPCA	49,106	2013	2043
024/2009	Transenergia São Paulo S.A.	49.00%	IPCA	28,533	2009	2039
010/2012	Luziania-Niquelandia Transmissora S.A.	49.00%	IPCA	22,505	2012	2042
003/2012	Transnorte Energia S.A.	50.38%	IPCA	16,180	2012	2042
003/2011	Caldas Novas Transmissão S.A.	49.90%	IPCA	6,845	2011	2041
003/2014	Lago Azul Transmissão S.A.	49.90%	IPCA	5,464	2014	2044
009/2023[1]	Nova Era Janapu Transmissora S.A.	100.00%	IPCA	—	2023	2053
Total				2,697,667

1 Concession Agreement 009/2023 signed on 29/09/2023, not considered by ANEEL in the 2023/2024 cycle. The RAP established in said agreement is of R$68,700.

NOTE 4 - BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

4.1 - Declaration of compliance

The financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) (currently denominated by the IFRS Foundation as IFRS® Accounting Standards), including the interpretations issued by the IFRS Interpretations Committee (IFRIC® Interpretations) or by their predecessor, Standing Interpretations Committee (SIC® Interpretations) and show all the relevant appropriate information of the financial statements that are consistent with those used by the management.

4.2 - Basis of preparation and measurement

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

The financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value and the assets held for sale that are measured at the lower value between accounting value and fair value less the cost of sale.

With the aim of enhancing the understanding for users of the financial statements, the Company grouped and reclassified certain accounts in the financial statements. The comparative figures have been reclassified to conform to the current year presentation. Such reclassifications did not have any significant impact on the Company's financial statements.

4.3 – Functional currency and presentation of financial statements

These financial statements are presented in Reais, which is Eletrobras’ functional currency. The financial statements are presented in thousands of Reais (BRL), rounded up to the next number, except when indicated otherwise.

4.4 – Main accounting policies

The main accounting policies applied in the preparation of these financial statements are presented in the respective explanatory notes. These policies have been applied consistently in all the years presented, except for the implementation of the new standards, interpretation and guidelines listed below.

4.4.1 - The adoption of new standards and current interpretations

The amendments below of IFRS standards made by the IASB that are effective for the financial year beginning in 2023 had no impact on the Company’s financial statements:

Revised standard	Change	Applicable as of
IAS 8: Accounting Policies, Change of Estimate and Rectification of Error

The amendments introduce the definition of accounting estimates and will include other alterations to help the Companies to distinguish the changes in accounting estimates from changes in the accounting policies.

01/01/2023
IAS 1 - Presentation of Financial Statements

The amendments introduce the replacement of disclosure of “significant accounting policies” with the disclosure of “material accounting policies” and the guidance to help the entities in the application of the definition of "material" when making decisions on disclosures of material accounting policies.

01/01/2023
IAS 12: Taxes on Profit

The amendments introduce the requirement of recognition of a deferred tax asset and a deferred tax liability when a single transaction generates temporary taxable differences and deductibles at the same time.

01/01/2023

4.4.2 - New standards and non-current interpretations

The Company expects no material impacts on its financial statements from the application of the alterations in standards issued below, that have their adoption applicable to the financial year beginning in 2024:

Revised standard	Change	Applicable as of
IAS 1: Presentation of Financial Statements

The amendments determine that a liability must be classified as current if the entity cannot postpone settlement by at least twelve months after the reporting period. The classification is impacted only by covenants whose fulfillment is obligatory before the end of the reporting period, to provide guidance on the classification of liabilities with contractual clauses.

01/01/2024
IFRS 16: Leases

The amendments include requirements that specify that the seller-lessee must subsequently measure the liability of the lessee derived from the transfer of assets - that attend to the requirements to be recognized as sales revenue and leaseback such that it is not recognized as gain or loss regarding the retained right of use in the transaction.

01/01/2024
IAS 7: Cash Flow Statement

Disclosure of Reverse Factoring operations that involve the Companies and their suppliers. The new disclosure requirements will make the use of supplier financing agreements by a Company visible and allow investors to observe how the use of these instruments has affected the operations and the capital structure of the Company.

01/01/2024

In compliance with international accounting standards, our Company has not yet adopted IFRS 18 - Presentation and Disclosure in Financial Statements issued on April 9, 2024. Initial adoption is scheduled for January 1, 2027. The management is still analyzing the impact regarding the adoption of IFRS 18.

The Company has not adopted any standards in advance and no significant impacts are expected in the financial statements for other accounting standards, alterations and interpretations issued that are not in effect or applicable after the financial year 2024.

4.5 - Basis of consolidation and investments in subsidiaries, jointly controlled and associated companies

In the consolidated financial statements, the balances of assets, liabilities, results and cash flows of subsidiaries are fully consolidated and classified according to their nature. The inclusion of the accounting balances of the subsidiaries in the consolidated statements begins on the date on which control is held by the Company and is interrupted from the date on which the Company ceases to have control.

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

	12/31/2023		12/31/2022
	Participation		Participation
	Direct	Indirect	Direct	Indirect
Subsidiaries
Eletropar	83.71%	—	83.71%	—
Chesf	100.00%	—	99.58%	—
Furnas	100.00%	—	99.67%	—
Madeira Energia S.A.¹	—	99.74%	—	72.36%
Santo Antônio Energia S.A.	—	99.74%	—	72.36%
Brasil Ventos Energia S.A.	—	100.00%	—	99.67%
Energia dos Ventos V S.A.	—	100.00%	—	99.67%
Energia dos Ventos VI S.A.	—	100.00%	—	99.67%
Energia dos Ventos VII S.A.	—	100.00%	—	99.67%
Energia dos Ventos VIII S.A.	—	100.00%	—	99.67%
Energia dos Ventos IX S.A.	—	100.00%	—	99.67%
Geradora Eólica Ventos de Angelim S.A.	—	—	—	89.70%
Itaguaçu da Bahia Energias Renováveis S.A.	—	98.00%	—	97.68%
SPE Nova Era Janapu Transmissora S.A.	—	100.00%	—	—
Baguari Energia S.A. ²	—	100.00%	—	30.61%
Baguari I Geração de Energia S.A.²	—	100.00%		—
Retiro Baixo Energética S.A ²	—	100.00%	—	49.00%
Triângulo Mineiro Transmissora S.A. ²	—	100.00%	—	49.00%
Vale do São Bartolomeu Transmissora de Energia S.A. ²	—	90.00%	—	39.00%
CGT Eletrosul	100.00%	—	99.96%	—
Eólica Ibirapuitã S.A.	—	100.00%	—	77.97%
Livramento Holding S.A.	—	—	—	77.97%
Eólica Cerro Chato IV S.A.	—	—	—	77.97%
Eólica Cerro Chato V S.A.	—	—	—	77.97%
Eólica Cerro Chato VI S.A.	—	—	—	77.97%
Eólica Cerro dos Trindade S.A.	—	—	—	77.97%
Eletronorte	100.00%	—	99.69%	—
Teles Pires Participações S.A.³	—	100.00%	—	49.44%
Companhia Hidrelétrica Teles Pires S.A. ³	—	100.00%	—	49.44%

Joint operations (consortia)
Cruzeiro do Sul Energy Consortium	—	49.00%	—	49.00%
UHE Baguari Consortium ²	—	100.00%	—	—

1 After assuming the debt of SAESA, Eletrobras came to hold, indirectly, 99.74% of the shareholding in the capital stock of MESA (for more information, see note 23);

2 In December 2023, the subsidiary Furnas acquired the controlling interest of Baguari Energia, Retiro Baixo, Triângulo Mineiro and Vale do São Bartolomeu, previously owned jointly. (For more information see note 17.1);

3 In September 2023, there was a transfer to Eletrobras of ordinary shares representative of 50.56% of the total and voting capital stock of Teles Pires Participações S.A., ordinary shares representative of 0.9% of the total and voting capital stock of Companhia Hidrelétrica Teles Pires, which previously were owned jointly (for more information, see note 17.1).

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

4.6 - Correction of classification of Statement of Cash Flows

After filing the 2023 local statutory financial statement, the Company identified and corrected a misclassification within the Statements of Cash Flows for the years ended 2023 and 2022 reported in its statutory financial statement.

The Company has evaluated the effect of this misclassification, both qualitatively and quantitatively, and conclude that the correction did not have a material impact on statutory financial statement. This misclassification did not have an impact on the statement of cash flows for the year ended December 31, 2022 that was reported in the Company’s financial statements included in the 2022 Form 20-F.

This correction of classification resulted in the following impact to the Statement of Cash Flows:

	Year ended December 31, 2023			Year ended December 31, 2022
	As reported	Adjustments	As revised	As reported	Adjustments	As revised

OPERATIONAL ACTIVITIES

Net cash of operating activities	8,242,958	(7,620)	8,235,338	4,799,820	395,669	5,195,489

FINANCING ACTIVITIES

Net cash provided by (used in) financing activities	(6,755,131)	—	(6,755,131)	30,072,386	—	30,072,386

INVESTMENT ACTIVITIES

Net cash provided by (used in) investment activities	819,418	7,620	827,038	(24,325,739)	(395,669)	(24,721,408)

Increase in cash and cash equivalents	2,307,245	—	2,307,245	10,546,467	—	10,546,467

Total effect on Cash Flow	—	—	—	—	—	—

4.7 – Change in accounting policy

In 2023, in connection with the change in the Company’s investment policy as described in Note 8, management also changed its accounting policy regarding the presentation of interest received on marketable securities in the statement of cash flows. The Company understands that presenting all the movements in marketable securities in the same group of the cash flow statement as part of investing activities, rather than operating activities as previously reported, reflects the revised investment’s strategy adopted. This change was applied retrospectively and the effects of the change for 2022 and 2021 are demonstrated below:

	Year ended December 31, 2022			Year ended December 31, 2021
	As reported	Adjustments	As revised	As reported	Adjustments	As revised

Net cash of operating activities	9,275,733	(4,080,244)	5,195,489	8,226,163	(1,261,156)	6,965,007

Net cash provided by (used in) investment activities	(28,801,652)	4,080,244	(24,721,408)	(2,259,603)	1,261,156	(998,447)

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

Below, list the accounting estimates evaluated as the most critical by the Management of Eletrobras and its subsidiaries, with their details within each explanatory note:

No.	Note	Significant estimates and judgments
09/10	Clients/Financing and loans receivable	Assessment of expected loss of credits.
13	Deferred income tax and social contribution - asset	Realization of tax credits based on estimates of future taxable profits.
16	Contractual asset transmission	Compensation rate of concession agreements, allocation of the price to performance obligations and forecast of cash flows.
17.1	Business Combination	Valuation of control and fair value of assets in business combination.
17.3/20/27	Losses on investments, Recoverable value of long-term assets and Onerous Contracts	Present value of future cash flows, considering the discount rate determined by the Company.
28	Employee benefits	Actuarial assumptions of post-employment benefit plans.
29	Provisions for Litigation and Contingent Liabilities	Estimates of losses in legal proceedings.
38.3.4.1	Derivative financial instruments	Fair value of derivative financial instrument.

NOTE 6 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash assets, bank deposits and financial investments The balance of this line item, as recorded in the cash flow statement, can be reconciled to the corresponding balance sheet items, as demonstrated below:

	12/31/2023	12/31/2022
Cash and Banks	51,270	59,439
Financial Investments	12,995,101	10,679,687
	13,046,371	10,739,126

The financial investments consist of Bank Deposit Certificates (CDB) and fixed income funds, substantially remunerated by the CDI.

On December 31, 2023, the amount of resources available underwent variations as a consequence of the funding carried out during the current year. For more information, see note 23.

Accounting Policy

Cash comprises cash and available bank deposits.

Cash equivalents are financial investments when they have a maturity of up to 90 days, from the date of acquisition , of high liquidity, that are readily convertible into amounts known as cash and that are subject to an insignificant risk of change in value.

Balances of bank deposits and short-term financial investments with restrictions that prevent the use of these amounts are not classified under Cash and Cash Equivalents.

NOTE 7 – RESTRICTED CASH

	12/31/2023	12/31/2022
Current
Commercialization - PROINFA (a)	8,572	2,157,166
PROCEL (a)	3,491	726,107
Itaipu Agreement (b)	197,628	180,552
RGR resources	38,177	34,576
Guarantee account - compulsory loan (c)	199,820	—
	447,688	3,098,401

Non-current
Fundo de Energia do Sudeste e Centro-Oeste (d)	1,245,994	897,225
Fundo de Energia do Nordeste (e)	691,849	403,358
Others	47,813	5,555
	1,985,656	1,306,138

	2,433,344	4,404,539

(a)PROINFA

In June 2023, the management of the trading contracts within the scope of PROINFA (Programa de Incentivo às Fontes Alternativas de Energia Eletrica), RGR and account administration PROCEL (Programa Nacional de Conservação da Energia Elétrica) was transferred to ENBpar, as provided for in Resolution CPPI no. 203/2021 in connection with the capitalization of the Company estalished by the Brazilian government. The reduction of the remaining PROINFA and PROCEL balances reflect the closing of the financial flows at the end of the current financial year.

(b)Itaipu Agreement

In December 2020, a technical and financial cooperation agreement was signed between Furnas and Itaipu Binacional, whose objective is the cooperation to jointly develop the project called the “Revitalization of the Furnas HVDC System Associated with UHE Itaipu” that consists of the modernization of equipment at the converter station at Foz do Iguaçu. The modernization of the transmission system associated with the UHE Itaipu, is in the Ten-Year Energy Expansion Plan – PDE 2030, approved by Normative Ordinance MME no. 2, of 25 February 2021.

(c)Guarantee account – compulsory loan

Represent resources to be used for the payment of judicial agreements signed, related to the compulsory loan of energy.

(d)Fundo de Energia do Sudeste e Centro-Oeste – FESC

The Sector Fund, set up by MP no. 677/2015, converted into Law no. 13,182/2015, of November 3, 2015, with the objective of providing resources to supply electricity-intensive companies of the Midwest and of the Southeast of Brazil. FESC enabled Furnas to negotiate electrical power at competitive prices with the iron alloy, silica metallic and magnesium industries, with the expansion of investments in electrical power, especially Southeast and Midwest Regions. Furnas will use the resources of this fund for the acquisition / formation of these SPEs and its shareholding may be up to 49% of the equity of these companies.

(e) Fundo de Energia do Nordeste – FEN

Sectorial fund, created by MP No. 677/2015, converted into Law No. 13,182/2015, of November 3, 2015. The resources reverted to the fund are calculated by the difference between the price paid by major consumers to Chesf and the cost of generating energy, under the terms of the legislation, in order to provide resources for the implementation of electric energy projects in the Northeast Region of Brazil, through SPEs. Chesf will use the resources of this fund for the acquisition/formation of these SPEs, with their shareholding able to be up to 49% of their equity in these companies.

Accounting Policy

Restricted cash is composed of resources that can be used exclusively for the purposes that they were collected, without the Company being able to manage those resources for other objectives.

NOTE 8 – MARKETABLE SECURITIES

Until the end of 2022, the company used to hold securities for dealing or trading purposes with the purpose of making profits from these transactions, accordingly the movement in marketable securities were classified as part of operating activities in the cash flow statement. Marketable securities were comprised of only available for sale investments.

In 2023, the Company approved a new investment policy, which began to consider investments for working capital and long-term investments separately, considering the new strategic direction, which includes acquisitions of companies and long-term investments. This new approach led to a new classification of marketable securities in the cash flow statements in 2023, resulting in the classification of the movement of marketable securities as an investment activity once the Company is holding these securities for the purpose of earning interest income.

	12/31/2023	12/31/2022
Current
National Treasury Financial Note	2,979,760	6,725,210
Repurchase Agreements	2,798,670	4,209,818
National Treasury Notes	70,861	375,884
Financial Investments in Foreign Currency	—	360,361
Others	70,880	522,381
	5,920,171	12,193,654
Non-current
Beneficiary Parties (a)	427,202	407,556
Others	5,522	4,537
	432,724	412,093

	6,352,895	12,605,747

(a)Beneficiary Parties.

Securities acquired due to the restructuring of the Company’s investment in INVESTCO S.A. These assets guarantee annual income equivalent to 10% of the profit of Lajeado Energia S.A., Paulista Lajeado Energia S.A. and CEB Lajeado Energia S.A., paid together with the dividends, and will be redeemed at the maturity scheduled for October 2032, upon their conversion into preferred shares of the capital stock of said companies.

The reduction in balance classified as marketable securities reflects the occurrence of payments made during the financial year 2023. The main disbursements were (i) amortization of debt, (ii) stock buybacks and (iii) amortization of obligations under Law nº 14,182/21. (See Note 31).

8.1 Correction of reclassification of marketable securities

During the year of 2023, the Company evaluated the presentation of Marketable securities and identified the need to improve their presentation and for the compatibility of this information, the same presentation was applied in 2022.

This conciliation of presentation is demonstrated below:

	12/31/2022		12/31/2022
Titles	(As reported)	Adjustments	(As revised)
Current
National Treasury Financial Note	2,216,621	4,508,589	6,725,210
Repurchase agreements	1,272,316	2,937,502	4,209,818
National Treasury Notes	484,253	(108,369)	375,884
Financial Investments in Foreign Currency	—	360,361	360,361
Fixed income securities	7,928,308	(7,928,308)	—
Investments in fund quotes	210,950	(210,950)	—
Others	81,206	441,175	522,381
	12,193,654	—	12,193,654
Non-current
Beneficiary Parties	407,556	—	407,556
Others	10,092	(5,555)	4,537
	417,648	(5,555)	412,093

	12,611,302	(5,555)	12,605,747

Accounting Policy

Except for the beneficiary parties, the marketable securities consist of financial investments that are not characterized as cash and cash equivalents: see note 6. The Company records its marketable securities at fair value through profit or loss, as the objective is early receipt, not maintaining their receipt flows until maturity. They are presented in current assets based on expected realization. The beneficiary parties are equity instruments, that are measured at fair value through the profit and loss.

NOTE 9 – ACCOUNTS RECEIVABLE, NET

	12/31/2023					12/31/2022
		Overdue	Overdue	Renegotiated
	Due	up to 90 days	90+ days	Credits	Total	Total
Current
Supply/Power Supply	2,705,302	477,617	900,401	59,792	4,143,112	3,568,103
Short Term Electric Power - CCEE	255,878	315,171	11,537	—	582,586	336,614
Use of the Electric Grid	1,677,256	150,290	279,539	—	2,107,085	1,581,756
PROINFA	—	—	—	—	—	462,608
Renegotiated Agreements	433,508	118,763	736,953	—	1,289,224	987,917
(-) ECL	(667,894)	(414,527)	(1,817,991)	(11,113)	(2,911,525)	(2,142,074)
	4,875,267	698,060	288,039	48,679	5,210,482	4,794,924
Non-current
Supply/Power Supply	—	—	9,548	1,191,868	1,201,416	1,573,358
Short Term Electric Power - CCEE	—	—	280,138	—	280,138	280,138
Use of the Electric Grid	—	—	4,348	—	4,348	4,348
(-) ECL	—	—	(294,034)	(542,422)	(836,456)	(1,154,789)
	—	—	—	649,446	649,446	703,055

	4,875,267	698,060	288,039	698,125	5,859,928	5,497,979

9.1 Supply/Power Supply

Credits receivable from the sale of energy in the Regulated Contracting Environment and the Free Contracting Environment.

9.2 Short-term Electricity - CCEE

Credits receivable arising from the settlement of the differences between the amounts of electricity contracted and the amounts of generation or consumption actually verified and attributed to the respective agents of the chamber of energy - CCEE.

9.3 Use of Power Grid

Credits receivable arising from the use of the transmission network by users connected to the network.

9.4 Estimated Credit Loss for Doubtful Accounts - ECL

The changes in the years ended December 31, 2023 and 2022 are as follows:

	2023	2022	2021
Opening balance as of January 1	3,296,863	1,668,710	2,635,209
(+) Constitution	648,170	1,891,966	619,232
(-) Reversal	(181,572)	(217,633)	(738,732)
(-) Write-off	(15,480)	(46,180)	(855,403)
Transfers	—	—	8,404
Final balance on December 31	3,747,981	3,296,863	1,668,710

Of the total amount of estimated loss recorded to December 2023, R$2,644,259 corresponds to receivables from Amazonas Energia, with R$1,716,471 referring to the default of the 4 debt confession instruments, signed with Eletronorte, that were 100% provisioned in the financial year ended 2022. The provision reflect the risk observed due to the maintenance of default of those instruments.

The constitution and reversal of ECL were recorded and presented in the profit and loss asnet operating expenses. See note 35.1.

Accounting Policy

Accounts receivable from customers are initially accounted for at the transaction price and subsequently by contractual interest and monetary correction less amounts received and estimated credit loss - ECL.

Estimates and critical judgments

The Company measures the expected credit losses from accounts receivable from clients, adopting a simplified approach to the recognition of expected credit losses, using a calculation matrix based on the historical relationship of the counterparties with the Company and the guarantees. In summary, in contracts that do not have guarantees, it is verified, in the maximum scenario of two years, the percentage ratio, per customer, between the billing and the history of receipts, being the percentage calculated applied in the outstanding balance of accounts receivable from the customer and recorded as expected loss.

Additionally, for customers with renegotiated balances, the Company, based on individual analysis of the customer, evaluates the risk of default of these credits, and may record in expected losses 100% of the outstanding balance, if the risk of default is considered high. The analysis of individual customer credit, for these cases, mainly considers the customer’s history, the amount involved, the research in credit protection entities and the customer’s equity situation.

NOTE 10 - LOANS, FINANCING AND DEBENTURES

	Annual rates on 12/31/2023
	Minimum	Maximum	12/31/2023	12/31/2022
Loans and Financing
Amazonas Energia S.A.	5.00%	16.10%	4,593,471	4,596,971
AES Eletropaulo	—	—	—	354,779
Equatorial Alagoas Distribuidora de Energia S.A.	—	—	—	389,979
Boa Vista S.A.	5.89%	15.84%	154,276	148,219
Itaipu Binacional	—	—	—	84,133
Others	5.00%	10.00%	188,094	183,653
(-) ECL			(4,757,692)	(4,736,089)
Total			178,149	1,021,645

Bonds
Transnorte Energia	13.79%	13.79%	450,000	—
			450,000	—

Principal			286,410	671,236
Charges			81,330	21,603
Current			367,740	692,839

Non-current			260,409	328,806

			628,149	1,021,645

The financings and loans were granted by the Company and are substantially updated on the basis of the IGP-M and IPCA indices.

The profile of the financings and loans receivable are shown in note 38.3.

10.1 – Changes of loans receivable

	2023	2022
Opening balance as of January 1	1,021,645	5,843,527
Effect on cash flow:
Purchase Debentures	450,000	—
Receiving of principal	(982,425)	(2,100,842)
Interest received	(86,013)	(93,965)
Non-cash effect:
ECL	(21,618)	(3,347,749)
Recognition/derecognition of RGR	13,710	(573,008)
Loss from write-off of Itaipu receivables	—	(46,751)
Interest and charges incurred	205,527	742,314
Exchange rate changes	(1,428)	(49,577)
Monetary variations incurred	28,751	60,629
Effects of Deconsolidation - Eletronuclear	—	587,067
Final balance on December 31	628,149	1,021,645

10.2 – Estimated losses on doubtful accounts (ECL) of loans receivable

On 31 December 2023, the estimated loss expected recorded was R$4,757,692 (R$4,736,089 on 31 December 2022). Of this amount, R$4,593,471 refers to Amazonas Energia, (R$4,596,971 on December 31, 2022) whose credits were fully recorded on December 31, 2022. For the financial year ended December 31, 2023, the receivables from Amazonas Energia remained fully provisioned.

The company has been monitoring the economic, financial and operational situation of the Amazonas Energia, taking into account the information reported to the regulatory agency, in a plan that demonstrates recovery of the financial condition as from 2025.

Accounting Policy

The Company recognizes initially the financings and loans receivable at fair value, that, in those cases, represent the transaction values, and are later updated for interest, inflation and exchange rate variations less the values received and the Estimated Credit Loss - ECL.

Estimates and critical judgments

For expected losses - ECL, the Company evaluates the debtors individually in relation to the risk of default, taking into account the financial situation of each debtor company and the history of default.

NOTE 11 – AMOUNTS RECEIVABLE – ENBpar

Pursuant to the corporate restructuring according to Law No. 14,182/2021, the Company set up accounts receivable from ENBpar with the movement below:

	2023	2022
Opening balance as of January 01	1,264,059	—
Additions	—	1,283,731
Effect on cash flow:
Receipts	(952,035)	(51,096)
Non-cash effect:
Financial discount	(332,014)	—
Interest	19,566	29,734
Exchange rate variation	424	1,690
Final balance on December 31	—	1,264,059

Eletrobras received all of the amounts owed by ENBpar, for the updated amount of R$952,035. Of this amount, R$918,673 was received in advance, in April 2023. This receivable represents the advance of 231 monthly remaining installments, that would be updated with remuneratory interest at 4.76% per year, as well as exchange rate variation.

The financial discount for the advance payment made by ENBpar is presented in the result of discontinued operations, in accordance with IFRS 5 – Non-Current Asset Held for Sale and Discontinued Operation.

NOTE 12 – DIVIDENDS AND INTEREST RECEIVABLE

The amounts refer to dividends and interest on own capital receivable, net of withholding income tax, when applicable, resulting from investments in associates maintained by the Company.

	12/31/2023	12/31/2022
Current
Associates
Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP	441,138	250,310
Lajeado Energia S.A.	114,242	22,000
Belo Monte Transmissora de Energia S.A. - BMTE	48,386	41,898
Goiás Transmissão S.A.	43,654	19,783
Interligação Eletrica do Madeira S.A. - IE Madeira	42,718	50,116
Transenergia São Paulo S.A.	19,813	8,275
CEB Lajeado S.A.	17,605	28,163
Mata de Santa Genebra Transmissão S.A.	13,782	13,280
Interligação Elétrica Garanhuns S.A. - IE Garanhuns	12,525	21,867
Others	117,695	252,183
	871,558	707,875

Accounting Policy

Remuneration for equity related to the Company’s investments in the capital stock of its subsidiaries and associates, see note 17, is recognized in assets when these investees allocate dividends and equity interest to their shareholders.

NOTE 13– INCOME TAX AND SOCIAL CONTRIBUTION

13.1 - Current income and social contribution taxes

	12/31/2023	12/31/2022
Current assets
Current Income Tax	1,477,527	1,096,658
Current Social Contribution	693,814	391,246
Negative Balance IRPJ	680,745	192,149
Negative Balance CSLL	80,172	69,172
	2,932,258	1,749,225
Current liabilities
Current Income Tax	21,278	—
Current Social Contribution	8,397	—
	29,675	—

13.2 - Deferred income tax and social contribution

	12/31/2023	12/31/2022
Non-current asset
Income Tax	5,077,818	2,605,645
Social Contribution	1,647,269	935,517
	6,725,087	3,541,162

Non-current liability
Income Tax	3,931,590	4,282,233
Social Contribution	1,790,240	2,012,114
	5,721,830	6,294,347

13.3 - Composition of deferred income tax and social contribution

	12/31/2023	12/31/2022

Deferred tax assets
Tax losses	6,052,988	3,646,840
Actuarial Liabiliites	743,519	840,125
Provision for Contingencies	2,157,555	2,128,232
Loss Credits	1,313,871	1,224,987
Provisions for non-operating losses	367,520	474,198
Estimated losses on investments	31,177	166,027
Concession agreements	743,636	447,521
Provision for Construction Cost	831,931	323,040
Impairment	1,149,637	737,282
Provisions for Voluntary Redundancy Program	125,642	169,059
Provision for onerous contracts	270,435	72,935
Others	988,895	785,662
Total Assets	14,776,806	11,015,908

Deferred Tax liabilities
Contractual asset	9,498,301	9,770,896
Concession agreements	1,346,608	1,167,038
Renegotiation of hydrological risk	580,402	873,629
Reversion of Construction Cost	540,812	472,999
FVOCI Financial Instruments	440,834	427,390
Accelerated depreciation	304,495	293,257
Others	1,062,096	763,884
Total Liabilities	13,773,548	13,769,093

Deferred Tax liabilities	(1,003,258)	2,753,185

In December 2023, after the debt restructuring of the BNDES FINEM contracts originally recorded in the subsidiary MESA that were transferred to Eletrobras holding Company, and after carrying out recoverability tests considering the future tax profits, the subsidiary MESA recognized additional deferred taxes on tax losses and on the negative bases in the value of R$2,454,135, totaling recognition in deferred assets of this indirect subsidiary in the value of R$4,521,514. For more information, see note 23.

The amounts recognized in the financial statements are the result of the Company’s best estimate of future taxable profits, and the basis of the recorded value is formed by the temporary differences, tax loss and negative basis of social contribution of each entity, whose expected realization is as follows:

2024	478,665
2025	(753,414)
2026	(624,421)
2027	(560,565)
After 2027	2,462,997
1,003,258

In addition, Eletrobras (holding company) did not present a prospect of future taxable income and, thus, tax credits deferred from tax losses and negative basis of social contribution not recorded in the financial statements add up to the amount of R$3,714,444 on December 31, 2023 (R$2,714,529 on December 31, 2022).

The Company also has on its books temporary tax asset differences that, when realized, will potentially form deferred tax credits of tax losses and negative basis of social contribution to the amount of R$9,438,150, on December 31, 2023, whose composition is presented below:

Deferred tax assets on unrecognized temporary differences	12/31/2023
Litigation provisions	6,817,900
Actuarial provisions	244,336
ECL	1,601,221
Exchange rate liabilities	127,256
Others	647,436
9,438,150

13.4 - Reconciliation of taxes recognized in the result

	12/31/2023	12/31/2022	12/31/2021
Operating Profit Before Taxes	1,396,363	3,347,210	11,059,505

IRPJ and CSLL calculated at nominal rates	(474,763)	(1,138,051)	(3,760,232)

Effects of additions and exclusions:
Deferred taxes not recognized/written off	93,800	(2,885,746)	(9,336,783)
Exchange Rate Variation	48,822	40,131	(136,397)
Equity pickup method	515,523	805,724	722,018
Provisions	(710,044)	1,727,714	5,721,293
Financial revenue - Contract Asset	34,317	272,872	689,880
Revenue from Dividends/JCP	—	(314,694)	48,435
Constitution/Reversion of Tax Credits	2,343,448	(376,652)	(887,365)
Tax Incentives (a)	290,574	152,059	732,541
Donations	(3,046)	(20,617)	(17,830)
Renegotiation of hydrological risk	(36,735)	395,666	1,317,411
Other permanent additions and exclusions	896,602	645,981	(353,613)
Total (expense)/credit of IRPJ and CSLL	2,998,498	(695,613)	(5,260,642)

(a)Tax Incentives

The Northeast Development Superintendency (SUDENE) and the Amazon Development Superintendency (SUDAM), through constitutive reports, recognized the right to a 75% reduction in income tax and non-refundable surcharges, calculated on the operating profit in electricity generation and transmission activities, whose benefit amount calculated until December 31, 2023, was R$313,368 (R$117,851 on December 31, 2022). The subsidiaries Chesf (SUDENE), Eletronorte and SAESA (SUDAM) are entlited to these tax benefits.

13.5 - Taxes recognized in other comprehensive results

	12/31/2023	12/31/2022	12/31/2021
Deferred income tax and social contribution on actuarial gains or losses	(37,223)	(15,068)	(359,964)
Deferred income tax and social contribution on remeasurement of the fair value of financial instruments through OCI	(70,213)	142,426	79,621
Income tax and social contribution recognized in other comprehensive results	(107,436)	127,358	(280,343)

Accounting Policy

The result of Income Tax and Social Contribution is recognized in the income statement, divided into current and deferred, in the period of the occurrence of the result (profit or loss) to which they refer. Income Tax (IRPJ) and Social Contribution (CSLL), related to other comprehensive income, are recognized directly in shareholders’ equity, without being carried over to profit or loss for the year, and presented in the Statement of Comprehensive Income.

The current and deferred Income Tax and Social Contribution charges calculated based on the rates of 15%, plus a 10% surcharge on taxable income and 9% on taxable income for social contribution on net income, except for the results that have tax incentives from SUDAM and SUDENE, considering the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income for the year.

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

Estimates and critical judgments

For the maintenance of the deferred tax credits resulting from accumulated tax losses, the Company projects its future cash flows considering the macroeconomic assumptions, the operational structure and its strategic planning.

NOTE 14 – TAXES AND CONTRIBUTIONS

	12/31/2023	12/31/2022	12/31/2023	12/31/2022

	Current assets		Current liabilities
IRRF / CSRF - Witholding Taxes	1,172,389	989,112	225,932	489,883
PIS / COFINS - Sales Taxes	20,033	101,677	583,966	538,341
INSS / FGTS - Payroll Contributions	—	—	65,600	150,734
PAES / REFIS - Renegotiated Taxes	—	—	36,586	35,064
VAT	68,691	18,420	45,034	24,453
ISS - Service Tax	—	—	22,185	17,054
Others	13,856	26,704	13,584	16,171
	1,274,969	1,135,913	992,887	1,271,700

	Non-current asset		Non-current liability
PIS /COFINS - Sales Taxes	201,951	192,505	431,797	592,894
IRPJ / CSLL	822,196	152,427	—	—
VAT	106,585	72,621	—	—
PAES / REFIS - Renegotiated Taxes	—	—	142,984	130,822
Others	22,884	21,643	—	—
	1,153,616	439,196	574,781	723,716

14.1 Other tax matters

14.1.1 IFRIC 23 – Uncertainty over Income Tax Treatments

This Interpretation clarifies how to apply the recognition and measurement requirements of IAS 12 when there is uncertainty on the treatment of income tax on profit. The Interpretation requires that Eletrobras: (1) determine if uncertain tax positions are evaluated separately or as a group; and (2) evaluate whether it is probable that the tax authority accepts the use of uncertain tax treatment, or proposal of use by the Company. If so, the entity must determine its tax and accounting position in line with the tax treatment used or to be used in its income tax declarations. If not, the Company must reflect the effect of the uncertainty in the determination of its tax and accounting position.

On the basis of the requirements of Standard IFRIC 23, Eletrobras evaluated the operations of its subsidiaries involving business restructuring and acquisition of ownership of shareholdings in other companies and concluded that its tax and accounting position is in accordance with the tax treatment used.

●	Calculation of IRPJ and CSLL (Furnas)

This concerns the legal proceedings, brought by Furnas against the National Treasury, to discuss the tax bill arising from the notice of violation due to supposed irregularities in the calculation of IRPJ and CSLL, in which the reversion of the actuarial liability was excluded from taxable Profit. As this concerns the actuarial surplus, the value was excluded from the basis of calculation and was offered as tax as it was realized. After the unfavorable administrative decision, Furnas initiated a legal suit to have its right recognized judicially, although by 31 December 2023, no ruling had been passed on the matter. The Federal Union brought a Tax Execution to charge the debt, but the judge suspended its proceeding until the question is definitively analyzed in the suit of Annulment brought by Furnas.

The total value classified in the prognosis of possible loss is R$1,976,858 on 31 December 2023 (R$1,876,516 on 31 December 2022).

●	IRPJ and CSLL tax recovery suit – renewal of concessions (CGT Eletrosul)

This concerns the income tax and social contribution recovery suit on the indemnification received on account of the renewal of the concessions, in accordance with provisional measure 579/2012, converted into Law no. 12,783/2013, about the subsidiary Eletrosul Centrais Eletricas S/A. On July 9, 2020 there was a judgment on the Appeal brought by the company against the unfavorable ruling on the declaratory action. The ruling by Federal Justice, unanimously, dismissed the appeal by the company on the understanding that the (i) tax incidence would not depend on the denomination of the income. Even if there were increased indemnification, tax would be due (for example from loss of profit); (ii) the company and the Union merely signed a contractual renegotiation, to extend the concession.There was no reversion as such, as this would presuppose the extinction of the concession; and (iii) the reversion instituted would essentially be distinct from the disappropriation, as there would be no compulsory transfer of the goods to the State. The Company had its special appeal admitted and awaits judgement in the Superior Court of Justice. Despite the unfavorable judgement, the Treasury cannot make any tax charges, due to the decision in effect, suspending the exigibility of tax credit until the declaratory action is judged finally.

The amount of R$733,906 (R$667,642 on 31 December 2022) is classified as tax contingencies of possible risk and there is no provision recognized in financial statements.

14.1.2 Decision by the Federal Supreme Court (STF) – Tax matter in final judgement

In February 2023, the STF unanimously came to the decision, considered as a definitive decision, on taxes paid continuously losing effect if the Court pronounces otherwise. This is because, in accordance with the legislation and the jurisprudence, a decision, even if definitive, produces its effects as long as the factual and judicial context justifies such. If there is any alteration, the effects of the previous decision may no longer be effective.

The Company has not identified relevant judicial processes related to its taxes paid continuously, therefore Eletrobras and its subsidiaries have not been, until now, impacted by the STF decision.

14.1.3 Tax reform

In December 2023, the final text of the Proposed Amendment to the Constitution no. 45/19 was approved, that alters the form of taxation on goods and services (“Tax Reform” or “Reform”). Considering the lack of regulation of that first stage of the Reform, it is not yet possible to measure the definitive impacts of the new taxes set up on the Company. The principal discussions revolve around the gradual reduction of tax incentives, the adaptation to the new accessory obligations, the impacts on prices of power contracts (economic-financial equilibrium) and the questions relating to the tax burden during and after the transition period.

NOTE 15 – REIMBURSEMENT RIGHTS AND OBLIGATIONS

	12/31/2023	12/31/2022
Current assets
Fuel consumption account - CCC (a)	652,154	615,540
Reimbursement of Fixed Assets in Progress - AIC (b)	248,438	211,950
Adjustment Factor Itaipu	79,614	389,438
	980,206	1,216,928

Non-current asset
Fuel consumption account - CCC (a)	1,617,808	2,170,928
Estimated losses CCC - ECL	(340,063)	(340,063)
Reimbursement of Fixed Assets in Progress - AIC (b)	107,734	294,042
	1,385,479	2,124,907

Total right of reimbursement	2,365,685	3,341,835

Current Liabilities
PROINFA (c)	8,572	1,912,423
Total reimbursement obligation	8,572	1,912,423

(a)	Fuel Consumption Account – CCC

Credits that represent the right to reimbursement of the Fuel Consumption Account – CCC, related to the costs of generating electricity in isolated systems, including costs related to the contracting of energy and power associated with own generation to serve the public electricity service, the charges and taxes of the electric sector and, also, the investments made.

(b)Reimbursement of Fixed Assets in Progress - AIC

They refer to amounts receivable from fixed assets of distributors that were controlled by Eletrobras. The amounts will be received within 48 months and are updated by the SELIC or IPCA rate.

(c)PROINFA

The electrical power trading operations within the scope of PROINFA result in a net balance, that were transferred to ENBpar, in accordance with Resolution CPPI no. 203/2021. Thus, the reduction in the balance reflects the closing of the financial flows throughout the current financial year. See note 7.

Accounting Policy

The rights to reimbursement, CCC and AIC, were measured initially at fair value and subsequently are adjusted for interest, monetary variations and receivables. The Company maintains provision for expected losses – ECL the amounts related to CCC that have not been inspected and approved by the regulator - ANEEL.

NOTE 16 - CONTRACTUAL TRANSMISSION ASSETS

The Company registers the asset arising from the construction of the transmission projects, within the scope of the concession contracts, under the item Transmission Contractual Assets. The movement of these assets, in the years ended December 31, 2023 and 2022, is shown in the table below:

	Furnas	Chesf	Eletronorte	CGT Eletrosul	Total
Balance on December 31, 2022	24,763,617	18,860,799	10,773,184	6,654,610	61,052,210
Additions resulting from acquisitions	1,049,923	—	—	—	1,049,923
Construction revenue	1,249,585	709,311	642,678	359,218	2,960,792
Financial income	2,931,600	2,201,144	1,271,975	731,361	7,136,080
Regulatory remeasurements - Transmission	—	184	(350)	(11,978)	(12,144)
Transfers	—	—	—	(21,778)	(21,778)
Amortization	(4,822,141)	(3,313,874)	(1,797,801)	(1,018,929)	(10,952,745)
Balance on December 31, 2023	25,172,584	18,457,564	10,889,686	6,692,504	61,212,338

	Furnas	Chesf	Eletronorte	CGT Eletrosul	Total
Balance on December 31, 2021	24,494,418	18,128,156	10,607,255	6,285,139	59,514,968
Construction revenue	480,112	605,344	143,735	265,116	1,494,307
Financial income	3,252,503	2,403,532	1,399,382	845,839	7,901,256
Regulatory remeasurements - Transmission	19,874	228,155	21,890	95,259	365,178
Transfers	—	—	—	20,762	20,762
Amortization	(3,483,290)	(2,504,388)	(1,399,078)	(857,505)	(8,244,261)
Balance on December 31, 2022	24,763,617	18,860,799	10,773,184	6,654,610	61,052,210

The Company uses as a construction margin of the concession contracts, which added to the construction cost, forms the construction revenue, the weighted average cost of capital - WACC of Eletrobras, of the year of the start of each contract. Annually, the Company compares the asset balance of each contract with the expected flow of future Permitted Annual Revenues (RAPs), considering the discount rate of each contract. Both positive and negative impacts are recorded in construction revenue.

The remuneration rates used (Financial revenue), established at the beginning of each project, are approximately 8.08% per year for renewed contracts, and 7.51% for bidders.

ANEEL postponed to July 2024 complete approval of the tariff review related to RAP, resulting from the review, of concession agreements no. 057/2001, 058/2001, 061/2001 and 062/2001.

Of the current balance of the contractual assets relating to transmission, R$31,803,983 correspond to the right to the consideration originated by the non-depreciated infrastructure of RBSE – Basic Network of the Existing System, upon the renewals of the concessions in 2012, pursuant to Law No. 12,783/2013.

In April 2023, ANEEL issued Technical Note no. 085/2023, which deals with the manifestations about the calculations presented within the scope of payment of the financial component of RBSE in Technical Note no. 085/2022-SGT/ANEEL, of June 2022, that revised requests for reconsideration made within the scope of payment of the financial component and reprofiling of RBSE.

The issue of Technical Note no. 085/2023 does not configure a decision by ANEEL, thus not producing practical effects, as it depends on suitable procedural instruction to merit such, that involves choices of alternatives of calculations, to be analyzed by the whole Board of the Agency. The Company continues to monitor the effects of the aformentioned technical note and at the moment the assumptions, methodologies and calculations considered so far remain in force.

Accounting Policy

The Company’s transmission assets are treated within the scope of IFRS 15 – Revenue from Contract with Customer (“IFRS15”). Following IFRS 15, the entity’s right to consideration arising from completed performance obligations, whose effective right of receipt is conditioned to the fulfillment of other contractual obligations, shall be classified as a contract asset, which the Company identifies as Contractual Assets, in the balance sheet.

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

The effective right to receive cash flows (RAPs) related to construction is subject to the satisfaction of another contractual performance obligation, that of operating and maintaining the infrastructure, so the amortization of the contractual asset (reclassification to accounts receivable from customers) takes place as the Company meets the monthly obligations to operate and maintain the infrastructure. This occurs in the period between the completion of the implementation of the transmission project and the end of the concession.

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

Estimates and critical judgements

The profit margins, that form the revenues from construction and from O&M, are constituted at the weighted average cost of capital - WACC of the Company, for the risk of delays in the construction, for the regulatory penalties due to the lack of availability of electrical power transmission lines and in the identification of the remuneration rates.

The Company, on the basis of the projected construction and operation and maintenance costs, plus the profit margins for those activities, segregates the RAP stipulated in the concession contract (Transmission auction), in two parts: (i) the portion of the RAP destined for remuneration of the construction activity and (ii) the portion of the RAP destined for remuneration of the Operation and Maintenance activity – O&M.

The discount rate (implicit) of each concession contract represents the index that balances the projected financial flow, formed by the projected construction and operation and maintenance costs, by the construction and operation and maintenance margins, by the projected flows of RAP and by the projected residual value, when applicable.

The measurement of these assets is based on significant judgment for the determination of the remuneration rate that represents the financial component embedded in the future cash flows to be received, projected profit margins for the performance obligations, the Permitted Annual Revenue - RAP in the contracts, the expected amount of investments and costs to be made in the concession contracts.

NOTE 17 - INVESTMENTS

17.1 - Business Combination

The Company concluded the acquisition of control of the investees Teles Pires Participações S.A, Triângulo Mineiro Transmissora S.A. (“TMT”), Vale do São Bartolomeu S.A (“VSB”), Retiro Baixo and Baguari Energia.

The acquisition of control of these companies configured as combinations of businesses, in the terms of IFRS 3 - Business Combination. The Company, through its subsidiaries, has shareholdings in those investees prior to obtaining control, and they are therefore a combination of businesses made in stages.

The prices paid for the acquisitions are not subject to alteration, as no contingent considerations or right to indemnifications were provided for.

The preliminary fair values of the assets acquired, and liabilities assumed identifiable on the date of acquisition are presented below. The measurement was made in a preliminary manner, with its finalization having to be made within the period of up to 12 months after the date of acquisition, as provided for in IFRS 3 - Business Combination. The management has no expectation of relevant adjustments in the final measurement of the allocation.

	sep/23	oct/23	Nov-23	dec/23	dec/23
Fair value of liquid assets acquired by the Company	Teles Pires	Baguari	Retiro Baixo	TMT	VSB

Fair value of assets acquired
Cash and cash equivalents	109,488	138,039	58,335	14,530	15,644
Accounts receivable	106,619	23,363	10,775	5,502	5,693
Fixed Assets	3,857,686	389,966	285,859	—	—
Asset contract	—	—	—	566,949	483,938
Intangible	222,156	860,446	158,669	896	22,989
Other assets	704,727	28,985	12,704	2,627	440
	5,000,676	1,440,799	526,342	590,504	528,704
Fair value of liabilities assumed
Loans	2,688,777	14,126	30,179	—	—
Remuneration to shareholders	—	35,791	—	—	—
Provisions	261,916	64,435	—	1,757	155
Other current and non-current liabilities	847,719	296,809	60,270	6,103	11,193
	3,798,412	411,161	90,449	7,860	11,348

Fair value of net assets acquired	1,202,264	1,029,638	435,893	582,644	465,620
Participation of non-controlling shareholders					51,736

For the calculations of fair values of the net assets, the Income Approach method was used, based on the future cash flow discounted to present value, using the following premises: (i) period of concession; (ii) discount rate reflecting weighted average cost of capital (WACC);(iii) profitability attributed to the concession agreement was calculated by profitability (EBITDA) of the cash flow.

On the date of acquisition of control, the noncontrolling interest in the acquired company was measured based on proportion to fair value of the net assets identified.

The results of the measurement of the shareholding previously held before the business combination are included in item other revenue and expenses (note 37), in the income statement of the financial year.

Teles Pires Participações S.A.

In September 2023, Eletronorte transferred to Neoenergia their shareholdings of 49% in EAPSA, 0.04% in Neoenergia Coelba, 0.04% in Neoenergia Cosern and 0.04% in Afluente T; whereas Neoenergia transferred to Eletronorte their shareholdings of 50.56% of Teles Pires Participações, 0.9% of Companhia Hidrelétrica Teles Pires Participações and paid to Eletronorte R$453,982.

All the shareholdings involved in the transaction were measured at fair value on the date of effective transfer of control.

Prior to the transaction, Eletrobras, through its subsidiaries CGT Eletrosul and Furnas, held 49% of Teles Pires Participações, after the negotiation between Eletronorte and Neoenergia, Eletrobras came to hold 100% of Teles Pires Participações.

With the acquisition of control, the assets and liabilities of Teles Pires Participações S.A., measured at fair value, came to compose the consolidated asset balance of Eletrobras. Management made the following adjustments to the assets and liabilities, in relation to their accounting balances: (a) increase in the item provisions by R$140,226; (b) recognition of R$510,675, due to the risk of reimbursement to the distributors, by agreement with ANEEL for delays in execution of construction; (c) recognition of R$202,372 in deferred tax assets due to adjustments made; and allocated R$74,622 in the asset account of the concession – intangible, totaling adjustment of R$373,907 in net assets.

On the date of acquisition of control of Teles Pires Participações S.A., the consideration transferred by the shareholding acquired of 51% was R$613,155. The shareholdings previously held by CGT Eletrosul and by Furnas were remeasured to correspond to 49% of the fair value of the net assets acquired, as determined by IFRS 3 - Business Combination.

(a) Fair value of liquid assets acquired by the Company	1,202,264
(b) Consideration transferred	613,155
(c) Fair value of shareholding maintained before combination of businesses	589,109
(d) = (b) + (c)	1,202,264
(d) - (a) Premium	—

The Company recorded in the results for the financial year the following income from the operation of acquisition of control of Teles Pires, net of tax, as presented below:

Remeasurement of shareholding previously held	188,274
Disposal of EAPSA	537,663
725,937

If the results of Teles Pires had been consolidated as of January 1, 2023, the Company’s net revenue would have increased by R$650,445 and the Company’s profit would have been reduced by R$80,263.

The revenue included in the consolidated income statement since October 1, 2023 includes the net revenue balance of Teles Pires of R$235,042 and the loss of R$23,393 in the same period.

Baguari

On October 6, 2023, Furnas came to hold 100% of Baguari Energia and indirectly 100% of Baguari I and, therefore, 100% of the UHE Baguari Consortium. Prior to the transaction, the shareholding held by Furnas was of 15% of UHE Baguari.

With the acquisition of control, the assets and liabilities of Baguari, measured at fair value, came to compose the consolidated asset balance of Eletrobras. The amount of R$799,187 was allocated in, in the concession assets - intangible account, and R$202,779 in deferred tax liabilities, totaling an adjustment of R$596,408 in net assets.

On the date of acquisition of control of Baguari, the consideration transferred by the shareholding acquired of 85% was R$875,204, in cash. The shareholding previously held by Furnas was remeasured to correspond to 15% of the fair value of the net assets acquired, as determined by IFRS 3 - Business Combination.

(a) Fair value of liquid assets acquired by the Company	1,029,638
(b) Consideration transferred	875,204
(c) Fair value of shareholding maintained before combination of businesses	154,434
(d) = (b) + (c)	1,029,638
(d) - (a) Premium	—

The Company calculated the result of R$74,135 in the acquisition of Baguari Energia, referring to the measurement of the shareholding previously held before the combination.

If the results of Baguari had been consolidated as of January 1, 2023, the Company’s net revenue would have increased by R$129,854 and the Company’s profit would have been increased by R$29,534.

The revenue included in the in the consolidated income statement since October 2023 includes the net revenue balance of Baguari of R$47,210 and the loss of R$12,568 in the same period.

Retiro Baixo Energia

On 22 November 2023, Furnas acquired 51% of the shareholding in the investee Retiro Baixo. Prior to the transaction, the shareholding held by Furnas was 49%; after the acquisition, it came to hold 100% of the shareholding.

With the acquisition of control, the assets and liabilities of Retiro Baixo, measured at fair value, came to compose the consolidated asset balance of Eletrobras. The amount of R$120,486 was allocated in the concession assets - account - intangible, and R$30,571 in deferred tax liabilities, totaling an adjustment of R$89,915 in net assets.

On the date of acquisition of control of Retiro Baixo, the consideration transferred by the shareholding acquired of 51% was R$222,306, in cash. The shareholding previously held by Furnas was remeasured to correspond to 49% of the fair value of the net assets acquired, as determined by IFRS 3 - Business Combination.

(a) Fair value of liquid assets acquired by the Company	435,893
(b) Consideration transferred	222,306
(c) Fair value of shareholding maintained before combination of businesses	213,587
(d) = (b) + (c)	435,893

The Company calculated the result of R$44,058 in the acquisition of Retiro Baixo, referring to the measurement of the shareholding previously held before the combination.

If the results of Retiro Baixo had been consolidated as of January 1, 2023, the net revenue of the Company would have increased by R$68,842 and the Company’s profit would have been R$28,693.

The revenue included in the consolidated income statement since November 2023 includes the net revenue balance of Retiro Baixo of R$14,373 and the profit of R$4,377 in the same period.

Triângulo Mineiro Transmissora S.A. (“TMT”)

On December 21, 2023, Furnas acquired 51% of the shareholding in the investee Triângulo Mineiro Transmissora S.A. Prior to the transaction, the shareholding held by Furnas was 49%; after the acquisition, it came to hold 100% of the shareholding.

With the acquisition of control, the assets and liabilities of TMT, measured at fair value, came to compose the consolidated asset balance of Eletrobras. The amount of R$896 was allocated to the concession assets - account - intangible, and R$227 in deferred tax liabilities, totaling an adjustment of R$669 in net assets.

On the date of acquisition of control of TMT, the consideration transferred by the shareholding acquired of 49% was R$273,211, in cash. The shareholding previously held by Furnas was remeasured to correspond to 49% of the fair value of the net assets acquired, as determined by IFRS 3 - Business Combination.

(a) Fair value of liquid assets acquired by the Company	582,644
(b) Consideration transferred	273,211
(c) Fair value of shareholding maintained before combination of businesses	285,495
(d) = (b) + (c)	558,706
(d) - (a) Premium	23,938

The Company calculated the result of R$68,481 in the acquisition of TMT, regarding the remeasurement of the shareholding previously held before the combination.

If the results of TMT had been consolidated as of January 1, 2023, the Company’s net revenue would have increased by R$54,810 and the Company’s profit would have been reduced by R$44,234.

Vale do São Bartolomeu S.A. VSB

On December 21, 2023, Furnas acquired the shareholding in the investee Vale do São Bartolomeu S.A. Prior to the transaction, the shareholding held by Furnas was 39%; after the acquisition, it came to hold 90% of the shareholding.

With the acquisition of control, the assets and liabilities of VSB, measured at fair value, came to compose the consolidated asset balance of Eletrobras. The amount of R$63,365 was allocated to the concession assets - account- intangible, and R$5,833 in deferred tax liabilities, totaling an adjustment of R$57,532 in net assets.

On the date of acquisition of control, the consideration transferred by the shareholding acquired of 51% was R$ 304,228, in cash. The shareholding previously held by Furnas was remeasured to correspond to 39% of the fair value of the net assets acquired, as determined by IFRS 3 - Business Combination.

(a) Fair value of liquid assets acquired by the Company	465,620
(b) Consideration transferred	304,228
(c) Fair value of shareholding maintained before combination of businesses	201,769
(d) = (b) + (c)	505,997
(d) - (a) Premium	40,377

The Company calculated the result of R$97,256 in the acquisition of VSB, referring to the measurement of the shareholding previously held of 39% before the combination.

If the results of VSB had been consolidated as of January 1, 2023, the Company’s net revenue would have increased by R$50,946 and the Company’s profit would have been increased by R$42,662.

17.2 - Change in investments

			Capital	Acquisition of	Other	Dividends and
		Balance on	payment/	investee	Comprehensive	interest on own	Equity pickup	Estimated loss	Balance on
Equity interests and other investments	Shareholdings	12/31/2022	Increase	control	Results	capital	method	on investments	12/31/2023
Jointly controlled companies
Norte Energia S.A. - NESA	49.98%	6,060,822	—	—	—	—	(431,409)	(337,152)	5,292,261
Energia Sustentável do Brasil S.A. - ESBR	40.00%	3,563,552	—	—	—	—	17,684	-	3,581,236
Belo Monte Transmissora de Energia S.A. - BMTE	49.00%	2,005,808	550	—	—	(63,089)	208,823	-	2,152,092
Interligação Elétrica do Madeira S.A. - IE Madeira	49.00%	1,735,667	—	—	—	(67,845)	201,815	92,192	1,961,829
Mata de Santa Genebra Transmissão S.A.	49.90%	548,104	—	—	—	(13,782)	58,030	141,393	733,745
Empresa de Energia São Manoel S.A.	33.33%	588,913	—	—	—	-	(9,405)	-	579,508
Interligação Elétrica Garanhuns S.A. - IE Garanhuns	49.00%	502,090	—	—	—	(16,433)	57,613	-	543,270
Companhia Energética Sinop S.A. - SINOP	49.00%	526,442	—	—	—	-	(27,042)	139,677	639,077
Sistema de Transmissão Nordeste S.A. - STN	49.00%	269,217	—	—	—	(52,145)	47,000	-	264,072
Chapecoense Geração S.A.	40.00%	253,633	—	—	—	(221,467)	183,212	-	215,378
Enerpeixe S.A.	40.00%	261,789	—	—	—	(1,848)	3,695	-	263,636
Paranaíba Transmissora de Energia S.A.	24.50%	222,169	—	—	—	(8,360)	35,201	-	249,010
MGE Transmissão S.A.	49.00%	196,954	—	—	—	(13,941)	20,702	-	203,715
Goiás Transmissão S.A.	49.00%	206,773	—	—	—	(29,751)	14,553	-	191,575
Vamcruz I Participações S.A.	24.50%	130,332	—	—	—	(394)	1,661	-	131,599
Rouar S.A.	50.00%	133,828	—	—	(10,031)	(12,560)	12,206	-	123,443
Transenergia Renovável S.A.	49.00%	96,112	—	—	—	(13,117)	18,568	-	101,563
Transnorte Energia S.A.¹	50.38%	39,627	—	—	—	-	38,830	122,787	201,244
Tijoa Participações e Investimentos	49.90%	28,527	—	—	—	(41,813)	43,189	-	29,903
Teles Pires Participações S.A. - TPP	100.00%	315,385	26,696	(589,111)	—	-	(38,234)	285,264	-
Triangulo Mineiro Transmissora de Energia S.A.	100.00%	199,746	—	(217,489)	—	(4,410)	22,153	-	-
Retiro Baixo Energética S.A.	100.00%	155,470	—	(168,566)	—	-	13,096	-	-
Vale do São Bartolomeu Transmissora de Energia S.A.	90.00%	89,860	—	(103,945)	—	(3,120)	17,205	-	-
Baguari Energia	100.00%	71,987	—	(59,451)	—	(5,109)	(7,427)	-	-
Others²	30.61% to 54.01%	158,714	28,826	—	—	(147,086)	119,256	16,652	176,362
		18,361,521	56,072	(1,138,562)	(10,031)	(716,270)	620,975	460,813	17,634,518
Associates
Eletronuclear³	67.95%	7,188,028	—	—	(1,204)	—	26,530	—	7,213,354
Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP	35.74%	5,007,916	—	—	(68,008)	(519,299)	947,470	—	5,368,080
Others	33.41% to 40.44%	1,666,799	—	—	51,802	(316,805)	482,554	—	1,884,349
		13,862,743	—	—	(17,410)	(836,104)	1,456,555	—	14,465,784

		32,224,264	56,072	(1,138,562)	(27,441)	(1,552,374)	2,077,530	460,813	32,100,302

1 The Company has a 50.38% shareholding in Transnorte Energia S.A., however the control is shared with Alupar due to the shareholders agreement signed in March 2023;

2 The shareholding of 54.01% in Serra do Facão Energia S.A. that consists of 43.03% ON and 100.00% PN, with this being classified as a joint subsidiary; and

3 The shareholding of 67.95% in Eletronuclear consists of 35.90% ON and 99.99% PN, with this being classified as an associate.

							Dividends
				Transfer to			and
				asset held	Other		interest on	Equity	Estimated	Balance
		Balance on	Effects of	for	Comprehensive	Increase/Reduction	own	pickup	loss on	on
Equity interests and other investments	Shareholdings	12/31/2021	deconsolidation	sale/Write-off	Results	of capital	capital	method	investments	12/31/2022
Jointly controlled companies
Norte Energia S.A. - NESA	49.98%	6,384,303	—	—	—	—	—	(323,481)	—	6,060,822
Energia Sustentável do Brasil S.A. - ESBR	40.00%	3,295,627	—	—	—	—	—	(41,692)	309,617	3,563,552
Belo Monte Transmissora de Energia S.A. - BMTE	49.00%	1,895,036	—	—	—	—	(66,400)	177,172	—	2,005,808
Interligação Elétrica do Madeira S.A. - IE Madeira	49.00%	1,409,983	—	—	—	—	(123,598)	231,063	218,219	1,735,667
Teles Pires Participações S.A. - TPP	49.44%	789,994	—	—	—	46,336	—	(52,467)	(468,478)	315,385
Mata de Santa Genebra Transmissão S.A.	49.90%	634,284	—	—	—	—	(74,570)	55,915	(67,525)	548,104
Interligação Elétrica Garanhuns S.A. - IE Garanhuns	49.00%	413,106	—	—	—	—	(7,415)	96,399	—	502,090
Empresa de Energia São Manoel S.A.	33.33%	428,168	—	—	—	—	—	(16,771)	177,516	588,913
Energética Águas da Pedra S.A. - EAPSA	49.00%	291,327	—	(286,776)	—	—	(65,154)	60,603	—	—
Companhia Energética Sinop S.A. - SINOP	49.00%	349,256	—	—	—	—	—	(38,037)	215,223	526,442
Sistema de Transmissão Nordeste S.A. - STN	49.00%	258,272	—	—	—	—	(52,964)	63,909	—	269,217
Chapecoense Geração S.A.	40.00%	454,259	—	—	—	—	(369,709)	169,083	—	253,633
Enerpeixe S.A.	40.00%	266,309	—	—	—	—	—	(4,520)	—	261,789
Goiás Transmissão S.A.	49.00%	177,274	—	—	—	—	(9,188)	38,687	—	206,773
Paranaíba Transmissora de Energia S.A.	24.50%	188,675	—	—	—	—	(10,433)	43,927	—	222,169
MGE Transmissão S.A.	49.00%	168,273	—	—	—	—	(8,934)	37,615	—	196,954
Triangulo Mineiro Transmissora de Energia S.A.	49.00%	182,828	—	—	—	—	(5,145)	22,063	—	199,746
Retiro Baixo Energética S.A.	49.00%	168,726	—	—	—	—	(37,513)	24,257	—	155,470
Rouar S.A.	50.00%	134,264	—	—	(9,089)	—	(4,734)	13,387	—	133,828
Transenergia Renovável S.A.	49.00%	97,461	—	—	—	—	(13,514)	12,165	—	96,112
Vale do São Bartolomeu Transmissora de Energia S.A.	39.00%	79,406	—	—	—	—	(6,240)	16,694	—	89,860
Luziania-Niquelandia Transmissora S.A.	49.00%	38,320	—	—	—	—	(5,700)	15,130	—	47,750
Itaipu	—	279,025	—	(279,025)	—	—	—	—	—	—
Others	24.50% to 54.10%	364,160	—	(22,068)	—	19,798	(51,137)	70,036	648	381,437
		18,748,336	—	(587,869)	(9,089)	66,134	(912,348)	671,137	385,220	18,361,521
Associates
Eletronuclear	67.95%	—	6,571,987	—	474,581	—	—	141,460	—	7,188,028
Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP	35.03%	4,451,016	—	—	75,855	(11,244)	(250,310)	742,599	—	5,007,916
Companhia Estadual de Transmissao de Energia Elétrica - CEEE-T	—	644,208	—	(648,271)	—	—	4,063	—	—	—
Lajeado Energia S.A.	40.07%	99,516	—	—	67	—	(115,640)	112,094	—	96,037
CEB Lajeado S.A.	40.07%	74,160	—	—	18	—	(37,123)	57,784	—	94,839
Paulista Lajeado Energia S.A.	40.07%	37,925	—	—	—	—	(13,690)	(9,713)	—	14,522
Others	33.28% to 39.02%	1,714,011	—	(344,643)	23,414	(6,688)	(215,141)	290,448	—	1,461,401
		7,020,836	6,571,987	(992,914)	573,935	(17,932)	(627,841)	1,334,672	—	13,862,743

		25,769,172	6,571,987	(1,580,783)	564,846	48,202	(1,540,189)	2,005,809	385,220	32,224,264

17.3 - Estimated losses on investments

When objective evidence is identified of losses in investments in associates, the Company makes an assessment of the recoverable value of those investments on the basis of the discounted cash flow (value in use) or its fair value net of sales expenses, using the greater of the two.

The assumptions used are the Company’s Management’s best estimate of future trends in the electricity sector and are based both on external sources of information and on historical data from the SPEs. The main premises are described below:

●	Growth compatible with historical data and growth prospects for the Brazilian economy;

●	Discount rate per year (after taxes*) specific to each SPE, respecting the capital structure and cost of debt of each one, using the WACC, using the same parameters, except for the capital structure and cost of debt, used to calculate the discount rates for corporate assets. For more information, see note 20;

●	Revenues projected in accordance with the contracts, with no provision for extending the concession / authorization; and

●	Expenses considering the Business Plan of each investee and the historical values realized.

* The use of post-tax discount rates in determining the amounts in use would not result in materially different recoverable amounts if pre-tax rates were used.

	12/31/2023	12/31/2022
Norte Energia S.A.	337,152	—
Teles Pires Participações S.A. - TPP	—	468,478
Interligação Elétrica do Madeira S.A. - IE Madeira	—	92,192
Companhia Energética Sinop S.A. - SINOP	—	139,677
Transnorte Energia S.A.	—	122,787
Mata de Santa Genebra Transmissão S.A.	—	141,393
Lago Azul Transmissão	—	16,652
	337,152	981,179

17.4 - Measured at fair value

	Shareholdings	Asset Value	Fair value
	12/31/2023	12/31/2023	12/31/2023	12/31/2022
AES Tietê Energia S.A	0.53%	11,551	38,990	383,958
Companhia Energética do Ceará - COELCE	7.06%	76,658	193,330	200,391
Energisa Holding	1.16%	57,144	248,904	371,418
Auren Energia S.A.	0.05%	3,114	6,978	152,425
Centrais Elétricas de Santa Catarina S.A - CELESC	10.75%	266,636	270,991	227,237
Companhia Paranaense de Energia - COPEL	—	—	—	105,164
Equatorial Energia Pará	0.99%	16,075	169,356	143,008
Energisa Mato Grosso - Distribuidora de Energia S.A.	—	—	—	32,632
Rio Paranapanema Energia	0.47%	3,924	11,524	11,899
Companhia Energética de Brasília - CEB	2.10%	11,861	25,039	16,330
CEEED	4.62%	—	68,575	—
Others	Between 0.0019% to 0.13%	3,999	70,694	116,796
		450,962	1,104,381	1,761,258

In December 2023, the Company transferred to Votorantim S.A. 9,823,673 shares in Auren Energia for R$131,146 and 24,662,112 shares in AES Brasil for R$300,878.

17.5 - Summary of information on the main joint ventures and associates

	12/31/2023
											Other
											components of	Total
	Shareholder’s	Current	Non-current	Total	Current	Non-Current		Total	Net operating	Net	comprehensive	comprehensive
	Equity	assets	asset	asset	Liabilities	Liability	Net assets	liabilities	revenue	Profit / (Loss)	income	income
Jointly controlled companies
Norte Energia S.A. - NESA	49.98%	1,773,469	41,373,463	43,146,932	2,354,484	29,534,358	11,258,090	43,146,932	5,764,413	(850,814)	—	(850,814)
Energia Sustentável do Brasil S.A. - ESBR	40.00%	1,450,472	18,666,697	20,117,169	1,136,429	10,027,652	8,953,088	20,117,169	3,378,906	44,213	—	44,213
Belo Monte Transmissora - BMTE	49.00%	1,231,090	7,944,087	9,175,177	613,330	4,170,939	4,390,908	9,175,177	1,039,054	415,782	—	415,782
Interligação Elétrica do Madeira S.A. - IE Madeira	49.00%	1,022,813	6,293,140	7,315,953	578,744	2,733,476	4,003,733	7,315,953	712,294	411,868	—	411,868
Mata de Santa Genebra	49.90%	689,261	3,078,913	3,768,174	115,975	2,181,769	1,470,430	3,768,174	393,463	116,292	—	116,292
Chapecoense Geração	40.00%	410,737	2,573,564	2,984,301	607,435	1,838,423	538,443	2,984,301	1,274,912	487,050	—	487,050
Empresa de Energia São Manoel	33.33%	320,697	3,419,572	3,740,269	151,647	1,850,081	1,738,541	3,740,269	446,946	(28,801)	—	(28,801)
Companhia Energética Sinop	49.00%	210,141	2,706,715	2,916,856	143,063	1,469,551	1,304,242	2,916,856	341,162	(55,189)	—	(55,189)
Associates
Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP	35.74%	5,978,428	29,932,728	35,911,156	2,444,736	15,674,708	17,380,140	35,499,584	6,215,521	2,892,362	(186,196)	2,706,166
Eletronuclear	67.95%	3,179,932	19,937,388	23,117,320	2,612,091	9,889,551	10,615,678	23,117,320	3,931,707	318,199	(1,772)	316,427

Additional information:

	12/31/2023
	Cash and cash	Current financial	Non-current financial	Depreciation and			Income tax
Jointly controlled companies	equivalents	liabilities*	liabilities*	amortisation	Interest income	Interest expense	expense
Norte Energia S.A. - NESA	704,312	978,409	28,236,723	(1,708,076)	275,685	(2,570,068)	151,829
Jirau Energia S.A.	863,473	785,517	9,464,700	(760,823)	150,273	(1,008,553)	(26,923)
Associates
Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP	245,819	2,094,880	15,126,192	(24,889)	222,090	(1,043,648)	(228,637)
Eletronuclear	29,374	544,969	6,352,760	(420,733)	907,977	(1,374,023)	(269,463)

* Excluding trade and other payables and provisions.

	12/31/2022
											Other
											components of	Total
	Shareholder’s	Current	Non-current	Total	Current	Non-Current		Total	Net operating	Net	comprehensive	comprehensive
	Equity	assets	asset	asset	Liabilities	Liability	Net assets	liabilities	revenue	Profit / (Loss)	income	income
Jointly controlled companies
Norte Energia S.A. - NESA	49.98%	1,760,261	41,668,551	43,428,812	2,254,754	29,070,142	12,103,916	43,428,812	5,565,305	(647,346)	—	(647,346)
Sustentável do Brasil S.A. - ESBR	40.00%	1,210,513	19,354,405	20,564,918	1,058,167	10,597,876	8,908,875	20,564,918	3,116,478	(104,235)	—	(104,235)
Belo Monte Transmissora - BMTE	49.00%	1,140,735	7,679,713	8,820,448	630,800	4,096,162	4,093,486	8,820,448	954,985	360,022	—	360,022
Interligação Elétrica do Madeira S.A. - IE Madeira	49.00%	931,271	6,251,143	7,182,414	634,666	2,817,425	3,730,323	7,182,414	735,154	471,557	—	471,557
Associates
Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP	35.74%	4,670,170	27,573,380	32,243,550	1,293,346	14,413,723	16,536,481	32,243,550	5,450,570	2,319,791	216,001	2,535,792
Eletronuclear	67.95%	4,610,349	18,373,593	22,983,942	2,434,613	9,970,923	10,578,406	22,983,942	3,963,282	29,822	698,427	728,249

Additional information:

	12/31/2022
			Non-current
	Cash and cash	Current financial	financial	Depreciation and			Income tax
	equivalents	liabilities*	liabilities*	amortisation	Interest income	Interest expense	expense
Jointly controlled companies
Norte Energia S.A. - NESA	741,217	933,855	28,701,002	(7,979)	235,784	(2,522,958)	115,441
Jirau Energia S.A.	692,538	728,213	10,005,345	(761,506)	115,409	(981,914)	51,122
Associates
Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP	336,523	1,052,827	14,096,618	(27,498)	169,221	(981,399)	(358,343)
Eletronuclear	32,471	594,758	6,718,183	(594,597)	540,160	(1,532,700)	(253,229)

* Excluding trade and other payables and provisions.

17.6 - Market value of associates that are quoted on the stock exchange

		Fair value[1]
Valued using the equity method	Shareholdings	12/31/2023	12/31/2022
Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP	35.74%	6,465,890	5,566,247
Equatorial Maranhão Distribuidora de Energia S.A.	33.41%	1,605,618	1,348,024
Empresa Metropolitana de Águas e Energia S.A. - EMAE	40.44%	881,517	1,015,837

¹ Based on the stock price on the base date reported in the table.

17.7 – Shares in guarantee

Since the Company has several lawsuits within the scope of the Judiciary, where it appears as a defendant, equity interests are offered as a guarantee, in the resources of these lawsuits, as follows:

12/31/2023
Business	Value of	Percentage	Investment
Shareholdings	investment	Blocking	Blocked
Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP	5,255,701	37.17%	1,953,354
AES Brasil Energia S.A.	38,990	95.99%	37,425
Energisa Holding	248,904	99.43%	247,497
Centrais Elétricas de Santa Catarina S.A - CELESC	270,991	14.58%	39,511
Companhia Energética do Ceará - COELCE	193,330	5.46%	10,555
Auren Energia S.A.	6,978	100.00%	6,978
Others	1,339,404	32.29% to 100.00%	662,963
	7,354,298		2,958,283

17.8 - Negative Net Working Capital

The Company and its subsidiaries hold interests in the companies Madeira Energia S.A., Norte Energia S.A., Teles Pires Participações S.A., Chapecoense Geração S.A., Lajeado Energia S.A., and Vamcruz I Participações S.A. that presented in the year ended December 31, 2023, negative net working capital of R$347,547, R$465,637, R$161,979, R$196,698, R$30,120 and R$42,312, respectively.

Accounting Policy

The Company evaluates its investments in subsidiaries, jointly controlled and affiliated companies using the equity method, see note 4.5, and other investments in equity interests at fair value. The fair value considered for these shares corresponds to the current price of the shares traded on the Stock Exchange.

In the equity method, the shareholding of the investor in the profit or loss of the period of the investee is recognized in the results period of the investor, as the result of the equity.

Changes in the value of investments in equity investments valued at fair value, resulting from the change in share prices, are recorded directly in shareholders’ equity, as other comprehensive income. Dividend receipts paid to the Company by these investees are recorded in profit or loss.

In the consolidated balance sheet, the balance sheet balances of the Company’s subsidiaries are distributed, according to the nature, under the items of assets and liabilities, thus not comprising the consolidated balance of investments. See note 4.5.

The company treats transactions with non-controlling interests as transactions with owners of the company's assets. For purchases of non-controlling interests, the difference between any consideration paid and the acquired portion of the carrying amount of the subsidiary's net assets is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded directly in equity.

Associates are all the entities over which the Group has significant influence but not control, generally through a shareholding of 20% to 50% of voting rights. Joint agreements are all those entities over which the Company has shared control with one or more parties. Investments in joint agreements are classified as joint operations or joint ventures, depending on the rights and on the contractual obligations of each investor.

Joint operations are accounted in the financial statements to represent the rights and the contractual obligations of the Company. Thus, the assets, liabilities, revenue and expenses related to their interests in joint operations are accounted individually in the financial statements. Investments in associates and joint ventures are initially recognized at cost and adjusted thereafter using the equity method.

Estimates and critical judgements

Combination of businesses

In the measurement process of the business combination, the Company applies assumptions and valuation techniques that involve judgements by the Management on the basis of their business model and on the individual characteristics of the business evaluated, that result in the measurement of the fair values of the assets acquired and of the liabilities taken on.

Losses from investments

For the purposes of test of recoverability of its investments, the Company considers as recoverable value the current value of the estimated future cash flows, with a discount rate that reflects the current market valuation and/or opportunity cost to the Company, the currency value at the time and the specific risks of the asset.

For the impairment tests of the assets for which the Company initiated studies for the negotiation, not yet characterized as available for sale in accounting terms, the recoverable value represents the average of the values of the proposals, not yet binding, received from the possible interested parties.

NOTE 18 - PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment items refer substantially to the infrastructure for generating electricity and corporate assets.

The following shows the movement of property, plant, and equipment:

		Buildings,
	Dams,	civil works	Machines
	reservoirs and	and	and			Right of
	water mains	improvements	equipment	Impairment	In progress	Use	Others	Total
Average depreciation rate pa	2.00%	2.50%	3.30%	—	—	3.50%	5.80%	—
Costs	22,752,509	10,977,909	43,366,208	—	2,716,242	2,052,882	499,472	82,365,222
Accumulated Depreciation and Impairment	(11,286,218)	(5,620,539)	(26,900,142)	(2,536,835)	—	(1,097,733)	(184,050)	(47,625,517)
Balance on December 31, 2022	11,466,291	5,357,370	16,466,066	(2,536,835)	2,716,242	955,149	315,422	34,739,705
Acquisition of investee control	2,973,633	1,127,662	203,498	—	13,028	378	255,049	4,573,248
Addition	532	11,764	216,012	(1,073,345)	3,847,094	12,075	(217,628)	2,796,504
Write-offs	(19,443)	(155)	(53,134)	73,635	(28,670)	(5,371)	(18,278)	(51,416)
Depreciation	(602,937)	(290,467)	(952,293)	—	—	(92,403)	(37,300)	(1,975,400)
Transfers assets held for sale	(167,687)	(140,959)	(3,929,766)	1,829,696	(462,734)	(710,857)	(3,740)	(3,586,047)
Transfers	(287,158)	61,351	431,611	(62,721)	(1,584,868)	—	750,612	(691,173)
Balance on December 31, 2023	13,363,232	6,126,565	12,381,994	(1,769,570)	4,500,092	158,971	1,044,137	35,805,421
Costs	25,243,381	11,940,669	37,765,942	—	4,500,092	1,350,009	1,323,410	82,123,503
Accumulated Depreciation and Impairment	(11,880,149)	(5,814,104)	(25,383,948)	(1,769,570)	—	(1,191,038)	(279,273)	(46,318,082)

		Buildings,
	Dams,	civil works	Machines
	reservoirs and	and	and			Right of
	water mains	improvements	equipment	Impairment	In progress	Use	Others	Total
Average depreciation rate per year	2.60%	3.39%	3.32%	—	—	6.22%	1.10%	—
Costs	15,418,627	8,214,167	42,054,751	—	17,484,344	2,112,362	742,900	86,027,151
Accumulated Depreciation and Impairment	(9,005,632)	(5,329,002)	(29,828,945)	(6,963,604)	—	(1,068,058)	(463,929)	(52,659,170)
Balance on December 31, 2021	6,412,995	2,885,165	12,225,806	(6,963,604)	17,484,344	1,044,304	278,971	33,367,981
Effects of deconsolidation	(1,283)	(492,840)	(3,124,977)	4,508,764	(14,600,061)	(8,514)	(41,624)	(13,760,535)
Acquisition of control - MESA	6,506,951	3,532,292	7,329,149	—	141,896	2,023	348,979	17,861,290
Addition	—	—	249,346	(287,874)	2,014,982	17,254	3,125	1,996,833
Write-offs	(1,675,657)	(462,751)	(1,149,201)	205,879	(150,362)	(84)	(204,808)	(3,436,984)
Depreciation	(495,697)	(212,702)	(766,561)	—	—	(99,806)	(70,177)	(1,644,943)
Transfers	718,982	108,206	1,702,504	—	(2,174,557)	(28)	956	356,063
Balance on December 31, 2022	11,466,291	5,357,370	16,466,066	(2,536,835)	2,716,242	955,149	315,422	34,739,705
Costs	22,752,509	10,977,909	43,366,208	—	2,716,242	2,052,882	499,472	82,365,222
Accumulated Depreciation and Impairment	(11,286,218)	(5,620,539)	(26,900,142)	(2,536,835)	—	(1,097,733)	(184,050)	(47,625,517)

Accounting Policy

Fixed assets are initially measured at their cost. Cost includes expenses directly attributed to the acquisition, construction of the assets and expenses for putting the asset into operation. Subsequently, fixed assets are deducted by depreciation and impairment loss, if verified, see note 20. Property, plant and equipment items refer substantially to the electricity generation infrastructure of the Company’s concessions. Depreciation of these assets begins when they are ready to operate, being recognized linearly based on the estimated useful life of each asset and the residual value of these assets at the end of the concessions. The Company considers that the useful life estimated by ANEEL for fixed assets items adequately expresses the useful life of the assets, so it adopts the depreciation rates determined by ANEEL. The Company’s electricity transmission infrastructure is not classified in Fixed Assets, due to the contractual characteristics of the concessions. The rights to consideration originating from the construction of transmission projects are recorded in the item Contractual Transmission Asset, see note 16. Right of Use assets are also depreciated linearly, by the contractual terms of leases.

NOTE 19 - INTANGIBLE ASSETS

			Use of the	Intangible
	Concession		public	assets in
	Rights	Software	property	progress	Impairment	Others	Total
Average depreciation rate per year	3.30%	20.00%	3.30%	0.00%	—	3.40%	0.00%
Costs	80,725,923	473,331	306,888	505,533	—	322,737	82,334,412
Accumulated Amortization and Impairment	(1,576,595)	(360,798)	(89,084)	—	(152,988)	(174,366)	(2,353,831)
Balance on December 31, 2022	79,149,328	112,533	217,804	505,533	152,988	148,371	79,980,581
Acquisition of investee control	1,188,150	231	4,635	867	—	72,767	1,266,650
Additions	938	1,225	995	233,689	—	52,029	288,876
Write-offs	(59,325)	(618)	—	(179)	76,378	(74,010)	(57,754)
Amortizations	(1,584,994)	(17,733)	(8,085)	—	—	(27,995)	(1,638,807)
Transfers assets held for sale	—	(295)	—	(2,173)	460	333	(1,675)
Transfers	31,466	174,650	—	(175,177)	(1,359)	(1,210)	28,370
Balance on December 31, 2023	78,725,563	269,993	215,349	562,560	(77,509)	170,285	79,866,241
Costs	81,960,541	633,504	314,044	562,560	—	396,819	83,867,468
Accumulated Amortization and Impairment	(3,234,978)	(363,511)	(98,695)	—	(77,509)	(226,534)	(4,001,227)

In June 2022, the signature of new electrical power generation concession agreements resulted in a significant increase in intangible asset of the Company, totaling R$75,021,259. For more information, see note 1.2.3

			Use of the	Intangible
	Concession		public	assets in
	Rights	Software	property	progress	Impairment	Others	Total
Average depreciation rate per year	2.97%	20.00%	1.91%	—	—	4.82%	—
Costs	4,858,374	585,584	107,547	456,897	—	169,660	6,178,062
Accumulated Amortization and Impairment	(528,812)	(465,487)	(19,479)	—	(71,451)	(100,657)	(1,185,886)
Balance on December 31, 2021	4,329,562	120,097	88,068	456,897	(71,451)	69,003	4,992,176
Effects of deconsolidation	—	(18,790)	—	(60,403)	—	—	(79,193)
Acquisition of investee control	880,584	463	134,741	4,448	—	109,794	1,130,030
Additions	75,021,253	7,183	—	161,642	(100,153)	10,726	75,100,651
Write-offs	(1,156)	—	—	(5,002)	17,257	(7,754)	3,345
Amortizations	(1,021,931)	(18,198)	(5,005)	—	—	(42,931)	(1,088,065)
Transfers	(58,984)	21,778	—	(52,049)	1,359	9,533	(78,363)
Balance on December 31, 2022	79,149,328	112,533	217,804	505,533	(152,988)	148,371	79,980,581
Costs	80,725,923	473,331	306,888	505,533	—	322,737	82,334,412
Accumulated Amortization and Impairment	(1,576,595)	(360,798)	(89,084)	—	(152,988)	(174,366)	(2,353,831)

Accounting Policy

Intangible assets are initially measured at their cost and subsequently deducted from amortization and impairment loss, if verified. For more information, see note 20.

The Company’s intangible assets are substantially formed by the acquired rights to explore electricity generation projects under the new concession agreements, in connection with Eletrobras privatization process, which took place in 2022.

NOTE 20 – RECOVERABLE VALUE OF LONG-TERM ASSETS

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

The main assumptions defined below were considered:

●	Growth compatible with historical data and growth prospects for the Brazilian economy;
●	Discount rate per year in the year ended December 31, 2023, after taxes, specific to the segments tested: 5.81% and 6.53% for the generation segment without and with the SUDAM/SUDENE tax benefit, respectively (as of December 31, 2022, 4.82% for non-renewed generation without the SUDAM/SUDENE benefit, 5.58% for non-renewed generation and 5.20% for renewed generation with the benefit), taking into account the weighted average cost of capital;
●	The discount rate per year, before taxes, for the corporate ventures tested varies between 6.96% and 13.56%;
●	Revenues projected in accordance with the contracts, without provision for extending of the concession / authorization.
●	Expenses segregated by cash-generating unit, projected based on the Business and Management Master Plan (PDNG) for 5 years and consistent with the plan for the other years, until the end of the concessions and without considering future renewals / extensions; and
●	The Company treated each of its projects as independent cash-generating units.

Below are the impairment positions in the financial year ended December 31, 2023:

	12/31/2023			12/31/2022
	Generation	Administration	Total	Generation	Administration	Total

Fixed Assets	1,769,570	—	1,769,570	2,536,835	—	2,536,835
Intangible Assets	7,078	70,431	77,509	83,917	69,071	152,988
	1,776,648	70,431	1,847,079	2,620,752	69,071	2,689,823

The movement of impairment in the UGC is shown below:

Cash Generating Units	12/31/2022	Additions/ (Reversals)	Write-offs	Transfers	12/31/2023
UTE Candiota¹	1,043,193	(225)	—	(1,042,968)	—
UTE Santa Cruz¹	567,253	—	—	(567,253)	—
UTE Candiota Phase B¹	276,877	(396)	—	(276,481)	—
Eólica Casa Nova I	234,733	31,522	—	—	266,255
UHE Batalha	78,651	(3,304)	—	—	75,347
UTE Mauá Bloco 4	49,372	—	—	—	49,372
UTE Aparecida Óleo	46,258	—	—	—	46,258
UTE Mauá Bloco 1	41,040	—	—	—	41,040
PCH Funil	39,098	(39,098)	—	—	—
Eólica Ventos de Angelim S.A.	31,914	—	(31,914)	—	—
PCH Pedra	12,445	9,402	—	—	21,847
Eólica Coxilha Negra	—	591,926	—	—	591,926
Samuel HPP	—	261,886	—	—	261,886
PCH João Borges	—	57,523	—	—	57,523
PCH Rio Chapéu	—	48,392	—	—	48,392
Eólica Coxilha Seca	—	47,358	—	—	47,358
Ibirapuitã²	—	11,123	—	56,551	67,674
Others	199,918	(59,617)	(1,246)	62,715	201,770
	2,620,752	956,492	(33,160)	(1,767,436)	1,776,648

1 Amounts transferred for the asset kept for sale; and

2 values returned from the asset held for sale are due to the spinning off of Livramento shareholding, which resulted from the decision to dispose of only the non-operating complexes.

		Effects of
		Deconsolidation -	Additions/
Cash Generating Units	12/31/2021	Eletronuclear	(Reversals)	Write-offs	12/31/2022
UTN Angra 3	4,508,764	(4,508,764)	—	—	—
UTE Candiota	1,054,306	—	(11,113)	—	1,043,193
UTE Candiota Phase B	305,778	—	(23,684)	—	276,877
UTE Santa Cruz	279,379	—	287,874	—	567,253
Eólica Casa Nova I	257,579	—	(22,846)	—	234,733
UHE Batalha	148,953	—	(70,302)	—	78,651
Coaracy Nunes HPP	71,007	—	—	(71,007)	—
UTE Mauá Bloco 4	49,372	—	—	—	49,372
UTE Aparecida Óleo	46,258	—	—	—	46,258
UTE Mauá Bloco 1	41,040	—	—	—	41,040
Eólica Coxilha Seca	1,264	—	(1,264)	—	—
PCH Funil	—	—	39,098	—	39,098
PCH Pedra	—	—	12,445	—	12,445
Eólica Ventos de Angelim S.A.	—	—	31,914	—	31,914
Others	200,925	—	(6,224)	—	199,918
	6,964,625	(4,508,764)	235,898	(71,007)	2,620,752

Accounting Policy

The Company periodically evaluates whether there is an indication of devaluation of its main non-financial assets. The valuation is carried out by Cash Generating Unit - CGU, that corresponds to a group of assets capable of generating cash inflows, that are largely independent of the cash inflows of other assets or other groups of assets.

If there is an indication of devaluation, the recoverable amount of the CGU is estimated and compared with the current accounting balance. If the recoverable amount is lower than the book value, a loss is recorded with devaluation of the asset.

Estimates and critical judgements

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

For the impairment tests of assets that the Company initiated studies for trading, not yet characterized in accounting terms as available for sale, the fair value is considered, being calculated on the basis of the average of the values of the proposals, not yet binding, received from possible interested parties.

NOTE 21 – SUPPLIERS

	12/31/2023	12/31/2022
Current
Goods, Materials and Services	1,852,263	1,870,754
Energy Purchased for Resale	1,088,948	1,632,529
CCEE - Short Term Energy	22,656	13,890
	2,963,867	3,517,173

Accounting Policy

Obligations with the Company’s suppliers are recognized by the amounts of the transactions and settled by payments. There is no interest embedded in these obligations.

NOTE 22 – ADVANCES FROM CLIENTS

	12/31/2023	12/31/2022
Current
PROINFA (a)	—	921,597
PROCEL (a)	3,513	564,625
Advance Payment from Customers	135,177	166,900
	138,690	1,653,122
Non-current
Advance Payment from Customers	86,612	213,921
	225,302	1,867,043

Advances from customers refer to the receipts from sales of electrical power. The revenues of this operation are recognized in the result when they occur as the power is delivered, fulfilling the performance obligations.

(a) PROINFA and PROCEL

The reduction of the remaining values from PROINFA and PROCEL reflects the closing of the financial flows at the end of the current financial year. See note 7.

NOTE 23 - LOANS, FINANCING AND DEBENTURES

The breakdown of loans, financing and debentures owed by Eletrobras, and its subsidiaries are given below:

	Annual rates on 12/31/2023
	Minimum	Maximum	12/31/2023	12/31/2022
National Currency
Capital markets[1]	3.58%	16.24%	27,074,612	21,990,407
Development banks[2]	2.49%	11.55%	16,735,742	15,386,133
Banking market[3]	2.94%	17.02%	5,103,955	5,738,125
Sector funds[4]	5.00%	5.00%	1,319,921	1,035,420
Other Institutions[5]	5.42%	14.82%	3,646,220	7,414,629
			53,880,450	51,564,714
Foreign currency
Capital market[1]	3.63%	4.63%	6,246,018	6,553,517
Investment banks[2]	2.00%	4.02%	419,170	988,291
Banking market[3]	6.60%	6.60%	234,652	—
			6,899,840	7,541,808

			60,780,290	59,106,522

Financial Charges			1,640,901	1,664,942
Principal			9,689,946	5,859,828
Current			11,330,847	7,524,770

Non-current			49,449,443	51,581,752

			60,780,290	59,106,522

1  The balance refers to the bonuses, debentures and commercial paper;

2  The balance refers to the operations with BASA FNO, BNDES, BNB and FINEP;

3  The balance refers to loans and financing with financial institutions;

4  The balance refers to the Global Reversion Reserve (RGR); and

5  The balance refers, substantially, to the debt with Apollo FIDC and BR Eletro FIDC.

Below is a breakdown on December 31, 2023, of the debt raised on the capital markets (national and foreign currencies) and through their maturities, the segregation between current and non-current:

		12/31/2023		12/31/2022
	Maturity	Current	Non-current	Current	Non-current
Bonus
Eletrobras	2/4/2025	—	2,441,151	38,617	2,594,669
Eletrobras	2/4/2030	—	3,804,867	73,904	3,846,327
		—	6,246,018	112,521	6,440,996
Commercial Notes
Eletrobras	10/13/2023	—	—	16,853	6,000,000
Furnas	8/23/2025	20,544	499,262	—	—
Furnas	8/23/2026	21,677	498,770	—	—
Furnas	8/23/2027	43,701	996,989	—	—
Furnas	8/23/2027	21,992	498,524	—	—
Furnas	8/23/2028	44,205	996,753	—	—
		152,119	3,490,298	16,853	6,000,000
Bonds
Eletrobras	4/25/2024	2,233,550	—	40,090	2,200,000
Eletrobras	4/15/2026	33,306	1,200,000	37,365	1,200,000
Eletrobras	4/25/2026	15,497	1,000,000	18,487	1,000,000
Eletrobras	5/15/2029	5,468	906,463	5,576	866,533
Eletrobras	4/15/2031	17,250	1,768,675	16,817	1,690,763
Eletrobras	9/15/2028	82,304	2,853,424	—	—
Eletrobras	9/15/2031	18,964	1,333,187	—	—
Eletrobras	9/15/2031	18,967	1,333,388	—	—
Eletrobras	9/15/2031	18,967	1,333,388	—	—
Furnas	11/15/2024	152,396	—	155,786	150,001
Furnas	11/15/2029	2,373	1,000,832	2,464	952,777
Furnas	7/1/2038	358,300	5,153,018	145,793	5,067,260
Furnas	4/15/2024	291,964	—	353,111	273,902
Chesf	1/15/2029	23,406	115,247	18,740	132,155
CGT Eletrosul	9/16/2024	223,192	—	9,182	214,545
CGT Eletrosul	9/15/2028	11,999	102,624	11,390	107,610
CGT Eletrosul	11/16/2028	605	364,368	639	348,212
CGT Eletrosul	9/17/2029	5,801	227,231	13,221	199,061
CGT Eletrosul	8/31/2028	10,991	248,531	—	—
Eletronorte	6/28/2028	—	194,444	170,107	111,111
Eletronorte	6/28/2028	—	333,333	252,523	208,333
Eletronorte	5/30/2032	55,641	383,101	—	—
		3,580,941	19,851,254	1,251,291	14,722,263

		3,733,060	29,587,570	1,380,665	27,163,259

The loans, financing and debentures profile is shown in note 38.3.

The Company contracted financial derivative instruments for debt protection in dollars with the objective of protecting the bonds in relation to exchange rate variation. The fair value of the derivatives is shown in note 38.2.

New debt and financing

With the objective of paying off the most onerous liabilities and strengthening the cash situation, in June 2023, the subsidiary Eletronorte contracted debt in the amount of R$820,000 with a payment period of 5 years, the amount of R$140,000 by bank credit note signed with China Construction Bank, at an interest rate of CDI + 2.00% p.a. and the amount of R$680,000 by export credit note, signed with Banco do Brasil, at an interest rate of CDI + 2.20% p.a.

Reprofiling of debt

In May 2020, the subsidiary CGT Eletrosul raised funds in the amount of R$1,000,000 by bank credit note from Banco Bradesco BBI. In June 2023, this debt was reprofiled, postponing the payment period to 5 years from June 2023 and with the reduction of the interest rate from CDI + 2.62% p.a. to CDI + 2.17% p.a. Eletrobras is the guarantor in this operation.

Reprofiling of debentures

In June 2023, the Board of Management of the Company approved the reprofiling of the 1st issue of debentures of Amazonas Geração e Transmissão de Energia, whose debt balance is R$180,555 and the 2nd issue of simple debentures, of Eletronorte, whose debt balance is R$333,333 and the approval of the collateral guarantee, by Eletrobras, as guarantor and principal payer of the referred to debentures.

With the reprofiling, the maturing of these liabilities by Eletronorte was postponed to 5 years as of June 2023 and with the reduction of the current interest rates (CDI + 2.75% p.a. for Amazonas Geração e Transmissão de Energia and CDI + 2.60 % p.a. for Eletronorte) within the scope of these contracts to CDI + 2.17% p.a.

Issuance of debentures

In September 2023, there was the settlement of the public offering by the Company regarding its 4th issue of simple debentures, not convertible in shares, unsecured, in two series, for public distribution, of 7,000,000 debentures with nominal unit value of R$1,000.00 (one thousand reals), on the date of issue, totaling the amount of R$7,000,000 on the date of issue with (i) R$4,000,000 from the first series; and (ii) R$3,000,000 from the second series.

Issuance of Commercial Notes

In September 2023, the offer on behalf of the subsidiary Furnas was closed for the 1st issue of commercial paper, in 5 series, with collateral guarantee from the Company, for public distribution, for the total value of R$3,500,000, with: (i) R$500,000 in the 1st series; (ii) R$500,000 in the 2nd series; (iii) R$1,000,000 in the 3rd series; (iv) R$500,000 in the 4th series; and (v) R$1,000,000 in the 5th series.

Redemption of commercial paper

In October 2023, Eletrobras fully redeemed in advance the 1st issue of Commercial Paper. The total value paid was R$6,284,425.

23.1 - Changes in loans, financing and debentures

The changes presented below comprise the years ending December 31, 2023 and 2022:

	2023	2022
Opening balance as of January 1	59,106,522	44,015,645
Effect on cash flow:
Funding	11,821,053	8,500,000
Interest Paid	(5,512,449)	(3,306,894)
Amortization of Principal	(13,763,329)	(6,848,652)
Non-cash effect:
Effects of deconsolidation	—	(6,380,128)
Interest and charges incurred	5,721,589	3,865,933
Monetary variations incurred	211,492	366,669
Exchange rate changes	(89,641)	(515,681)
Adjustment resulting from contracts with resources from RGR	558,360	—
RGR derecognition	13,710	(573,008)
Fair value adjustment	(44,242)	—
Acquisition of investee control	2,753,190	19,979,111
Assumption of debt	—	—
Transfers	4,035	3,527
Final balance on December 31	60,780,290	59,106,522

The long-term portion of loans, financing, and debentures are scheduled to mature as follows:

2024	2025	2026	2027	2028	2029 to 2042	Total
11,330,847	7,996,447	7,742,228	6,834,676	5,682,482	21,193,610	60,780,290

23.2 – Guarantees

The Company participates, as a guarantor, in several projects of its controlled and non-controlled investees. The total exposure in guarantees comprises the guarantees provided to associates and joint ventures in the amount of R$25,756,842, as of December 31, 2023, as shown in the table below:

NON-CONTROLLED COMPANIES
		Guaranteed Debt	Warranty
		Balance on	Termination
Guarantor	Enterprise/Project	12/31/2023	(year)
Eletrobras	UHE Belo Monte (Norte Energia)	13,978,841	2042
Eletrobras	UHE Jirau	3,151,036	2034
Eletrobras	Angra III	3,141,268	2036
Eletrobras	Angra III	2,795,369	2038
Eletrobras	UHE Jirau	871,999	2035
Eletrobras	UHE Sinop	563,615	2038
Eletrobras	Empresa de Energia São Manoel	533,477	2038
Eletrobras	Amazonas Energia	257,153	2026
Furnas	Empresa de Energia São Manoel	101,757	2033
Eletrobras	Angra I	79,146	2027
Chesf	UHE Sinop	75,640	2032
Eletronorte	UHE Sinop	75,640	2032
Eletrobras	Chapada do Piauí II	65,148	2032
Eletrobras	Chapada do Piauí I	64,736	2032
Eletrobras	Caldas Novas Transmissão	2,017	2028
Guarantees of non-controlled companies		25,756,842

The guarantees supplied to subsidiary investees are shown in segregated form as their balances are already recorded in financing and loans payable.

As of December 31, 2023, the guaranteed amount for the subsidiaries of R$17,945,868 is shown in the table below:

CONTROLLED COMPANIES
		Guaranteed Debt	Warranty
		Balance on	Termination
Guarantor	Enterprise/Project	12/31/2023	(year)
Eletrobras	UHE Santo Antônio	5,512,526	2038
Eletrobras	UHE Teles Pires	1,604,112	2036
Eletrobras	Issuance of Debentures - Furnas	1,017,764	2029
Eletrobras	Issue of Commercial Paper - Furnas	1,045,090	2028
Eletrobras	Issue of Commercial Paper - Furnas	1,044,830	2027
Eletrobras	Support to the Working Capital Structure 4	729,858	2028
Eletrobras	Belo Monte Transmissora de Energia	603,127	2029
Eletrobras	Support to the Working Capital Structure 5	583,638	2028
Eletrobras	Issue of Commercial Paper - Furnas	522,545	2027
Eletrobras	Issue of Commercial Paper - Furnas	522,415	2026
Eletrobras	Issue of Commercial Paper - Furnas	521,651	2025
Eletrobras	UHE Teles Pires	439,398	2032
Eletrobras	UHE Santo Antônio	433,894	2030
Eletrobras	Issue of debentures - Settlement of BNDES contracts	333,638	2028
Eletrobras	UHE Santo Antônio	292,212	2024
Eletrobras	Issue of debentures - CGT Eletrosul	259,621	2028
Eletrobras	Issue of debentures - CGT Eletrosul	228,803	2025
Eletrobras	Release Wind Complex - Environment II	205,078	2028
Eletrobras	UHE Simplício	203,838	2026
Eletrobras	Miscellaneous - AmGT	194,647	2028
Eletrobras	Chesf Corporate Projects	162,324	2029
Eletrobras	Issuance of Debentures - Furnas	152,396	2024
Eletrobras	Support to the Working Capital Structure 3	140,724	2028
Eletrobras	Linha Verde Transmissora	133,144	2033
Eletrobras	Eólicas Casa Nova II e III	129,139	2031
Eletrobras	Corporate Transmission Projects	115,202	2031
Eletrobras	Transmissora Sul Brasileira de Energia	114,545	2028
Eletrobras	Investment Plan 2012-2014	113,230	2029
Eletrobras	Corporate Transmission Projects	112,830	2034
Eletrobras	UHE Mauá	111,586	2028
Eletrobras	Transmissora Delmiro Gouveia	92,914	2032
Eletrobras	UHE São Domingos	77,536	2028
Eletrobras	UHE Passo de São João	43,560	2026
Eletrobras	Transmissora Delmiro Gouveia	43,518	2031
Eletrobras	UHE Batalha	39,715	2025
Eletrobras	Chesf Corporate Projects	35,740	2029
Eletrobras	UHE Baguari	11,381	2026
Eletrobras	RS Energia	11,505	2027
Eletrobras	RS Energia	6,194	2027
Controlled companies guarantees		17,945,868

In the period ended December 31, 2023, the Company had R$153,945 in non-current liabilities, referring to provisions for guarantees.

23.3 – Assumed Obligations - Covenants

The Company has restrictive clauses (covenants) in some of its loan, financing and debentures contracts. The principal covenants are regarding: (i) net debt on EBITDA, (ii) debt service coverage ratio (ICSD), (iii) corporate guarantees, (iv) requirements for changing corporate control and (v) limitation to the significant sale of assets. It is important to highlight that were no covenant defaults during the financial year ended December 31, 2023.

Accounting Policy

Loans, financing and debentures are initially recognized at fair values which, in those cases, represent the transaction values, and subsequently updated by contractual charges (interest, monetary adjustments and exchange rate variations) and payments made.

To address the risks of possible execution of the guarantees provided by Eletrobras for financing non-controlled companies, the Company provides between 1% and 5% of the outstanding balance, considering the degree of risk involved, which is calculated based on the history of execution of guarantees and the net working capital of the company holding the debt.

NOTE 24 — COMPULSORY LOAN

24.1Compulsory loan unpaid

The Compulsory Loan on the consumption of electricity was created by Law No. 4,156 / 1962, for the purpose of expanding and improving the Brazilian electricity sector, has been collected only since 1964. With the advent of Decree-Law No. 1,512 / 1976, the incidence of the compulsory loan, during the period from 1977 to 1993, was only imposed on the large industrial consumers of electric energy, classified as industrial companies with monthly consumption in excess of 2,000 Kw.h. In this phase, the Compulsory Loan was represented by book-entry credits, and no longer by obligations.

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

24.2 – Payment trought shares

There is also a liability equivalent to the value of preferred B shares, used as payment in lawsuits involving monetary restatement of the compulsory loan credits converted through the four meetings held by Eletrobras.

To have access to the receiving of the credits from those processes, the contributors need to register on the Request for Shares system – SAC, those shares of the contributors that have not finalized their request, remaining registered as net assets of Eletrobras, identified as “shares with shareholders to be identified”.

As of 2008, Eletrobras used the balance of shares of shareholders not yet identified for the payment of lawsuits for inflation adjustment differences of the credits of the Compulsory Loan.

However, in the light of a new legal opinion, understanding was reached that Eletrobras may fulfill this obligation through capital increase or by acquisition of identical shares in the market, whichever is more advantageous to the company.

	2023	2022
Opening balance as of January 1	1,289,602	1,216,335
Effect on cash flow:
Interest payment	(4,222)	(11,518)
Non-cash effect:
Ingress of resources	—	44,746
Provision	(38,987)	101,813
Debt charges	—	9,360
Inflation adjustment	25,558	26,632
Write-offs	(14,660)	(97,766)
Final balance on December 31	1,257,291	1,289,602

Accounting Policy

The balance maintained with compulsory loans represents the projection of probable disbursements estimated by the management and by the internal and external legal advisers. The amounts are recorded based on the estimates of the costs of the outcomes of legal proceedings.

NOTE 25 — REGULATORY FEES

	12/31/2023	12/31/2022
Current
Research and Development - R&D and Energy Efficiency - EE	461,631	583,855
RGR Quota	47,293	223,120
Compensation for the Use of Water Resources	120,274	122,029
CDE Quota	80,057	28,448
PROINFA Quota	37,786	23,753
Electricity Service Inspection Fee	18,578	15,405
	765,619	996,610
Non-current
Research and Development - R&D and Energy Efficiency - EE	432,322	464,330
RGR Quota	19	28
	432,341	464,358
	1,197,960	1,460,968

25.1 – Research and Development – R&D and Energy Efficiency – EE

Electric energy concessionaires are required to invest, annually, at least, 1% of their adjusted net operating revenue, in research and development projects and the energy efficiency program of the electric sector, pursuant to Law No. 9,991, July 24, 2000.

25.2 - Global Reversal Reserve – RGR

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

25.3 - Financial Compensation for the Use of Water Resources – CFURH

Financial compensation for the use of water resources for electricity generation purposes was instituted by the Federal Constitution of 1988 and it is 6.75% that hydroelectric generation concessionaires pay for the use of water resources.

Accounting Policy

The Company recognizes as obligations to collect sectoral charges calculated based on gross revenue for the financial period, in accordance with the percentages established by the laws. In the income statement, sector charges are presented in net revenue as reductions in gross revenue.

NOTE 26 – DIVIDENDS PAYABLE

	12/31/2023	12/31/2022
Dividends for the fiscal year 2023	1,121,391	—
Dividends for the fiscal year 2022	—	875,008
Dividends from previous years	33,445	49,636
	1,154,836	924,644

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

NOTE 27 – PROVISION FOR ONEROUS CONTRACTS

	Balance on		Balance on
	12/31/2022	Constitutions	12/31/2023
Generation
Jirau Energia	209,099	729,536	938,635
Omega	—	58,548	58,548
BTG	—	20,284	20,284
Companhia Energética Sinop	—	18,732	18,732
Enerpeixe	—	16,453	16,453
CPFL Energia	—	6,571	6,571
Empresa de Energia São Manoel	—	5,223	5,223
Alpek	—	2,546	2,546
Pedra	—	4,136	4,136
	209,099	862,029	1,071,128

Current Liabilities	—		120,660
Non-Current Liability	209,099		950,468
	209,099		1,071,128

	Balance on		Balance on
	12/31/2021	Constitutions	12/31/2022
Generation
Jirau	147,122	61,977	209,099
Funil	280,527	—	—
Coaracy Nunes	11,032	—	—
	438,681	61,977	209,099

Current Liabilities	10,517	—	—
Non-Current Liability	428,164	—	209,099
	438,681	—	209,099

On December 31, 2023, the Company presented a balance of R$1,071,128 (R$209,099 on December 31, 2022) in onerous contracts. The constitution made in the financial year refers substantially to the increase in discount rate and the reduction of the projected sale price curve of power in comparison with the previous financial year. The contract with Jirau Energia, due to its volume and purchase values agreed, includes an additional value of provision in the amount of R$729,536.

Accounting Policy

In the process of impairment test of assets of the Company, it was verified that there were concession and power trading agreements whose inevitable costs of satisfying the agreement obligations exceed the economic benefits expected to be received throughout the agreement, with the difference being recorded as a liability, as provision for onerous contract, and in the income statement, in the group of operational provisions.

Estimates and critical judgements

For the projection of the economic benefits, the Company was based, principally, on the future selling prices of electrical power.

NOTE 28 – POST-EMPLOYMENT BENEFIT

28.1 - Post-employment benefit

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

Due to the Company’s decentralized structure, each subsidiary sponsors its own employee benefit package, as shown in the following table:

Types of post-employment benefits sponsored by Eletrobras companies
Pension benefit plans
Company	BD Plan	Defined Benefit Plan	CD Plan	Health plan
Eletrobras	X		X	X
CGT Eletrosul	X		X	X
Chesf	X	X	X
Eletronorte	X		X	X
Furnas	X		X	X

Currently, all the defined, variable contribution and defined contribution benefit plans are closed for adherence of new participants. At the end of 2023, the Company approved the maintenance of a single multi-sponsored CD plan, that does not meet the requirements of IAS 19 – Benefit to employees, as there is no actuarial risk.

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

Post-employment benefit obligations - amounts recognized in the balance sheet:

	12/31/2023	12/31/2022
Social securityb plans benefits	5,424,163	4,938,491
Health plans and life insurance	162,635	255,180
Total post-employment benefit obligations	5,586,798	5,193,671

Current	292,990	246,437
Non-current	5,293,808	4,947,234
Total	5,586,798	5,193,671

28.1.1 - Social security plans

Amounts recognized in the balance sheet and income statement for the year:

Asset Balance - Social Security Plans

	12/31/2023	12/31/2022
Present value of partially or fully covered actuarial obligations (a)	29,632,116	27,357,876
Asset ceiling	1,782,006	1,360,842
(-) Fair value of plan assets (b)	(25,989,959)	(23,780,227)
Immediate Available Values	3,801	1,942
Realizable Assets	520,777	535,595
Fixed Income Investments	30,720,143	25,680,500
Investments in Variable Income	3,110,626	5,066,214
Property investments	650,284	741,066
Structured Investments	855,390	1,281,176
Loans and Financing	505,226	652,629
INVESTMENTS ABROAD	—	304,996
Social security fund - Destination of reserve	92,504	—
Others	227,507	43,676
(-) Defined contribution plan assets	(9,443,800)	(9,422,527)
(-) Operating liabilities	(176,996)	(146,552)
(-) Contingent liabilities	(228,196)	(215,484)
(-) Investment Funds	(222,948)	(174,479)
(-) Administrative Funds	(520,777)	(454,391)
(-) Pension Funds	(103,582)	(114,134)
Net liability / (asset)	5,424,163	4,938,491

Income Statement - Social Security Plans

	12/31/2023	12/31/2022
Current service cost	39,001	42,245
Net interest costs	2,703,475	2,622,700
Actuarial expense / (revenue) recognized in the year	2,742,476	2,664,945

(a)Present value of actuarial obligations partially or fully covered

The changes in the years ended December 31, 2023 and 2022, referring to social security plans are as follows:

	2023	2022
Opening balance as of January 1	27,357,876	32,654,956
Effects of Deconsolidation - Eletronuclear	—	(4,024,043)
Current service cost	39,001	42,245
Interest on actuarial obligation	2,703,475	2,622,700
Benefits paid during the year	(2,635,428)	(2,537,463)
Normal Contributions of the Participant	11,952	(8,061)
Past service cost	—	(33,594)
Gain/Loss on actuarial obligations arising from remeasurement	2,155,240	(1,358,864)
Actuarial gains/losses arising from changes in financial assumptions	1,996,962	(1,897,919)
Actuarial gains/losses resulting from adjustments based on experience	158,278	539,055
Final balance on December 31	29,632,116	27,357,876

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

The changes in the years ended December 31, 2023 and 2022, referring to social security plans are as follows:

	2023	2022
Opening balance as of January 1	23,780,227	27,983,826
Effects of deconsolidation - Eletronuclear	—	(3,664,089)
Benefits paid during the year	(2,635,428)	(2,537,463)
Participant contributions paid during the year	—	(8,061)
Employer's contributions paid during the year	476,899	287,381
Gain/loss on plan assets (excluding interest income)	2,012,962	(526,396)
Expected return on assets for the year	2,355,299	2,245,029
Final balance on December 31	25,989,959	23,780,227

28.1.2 - Actuarial and Economic Hypotheses

The actuarial assumptions presented below were used to determine the defined benefit obligation and the expense for the year.

Economic Hypotheses
	12/31/2023	12/31/2022
Actual annual actuarial discount interest rate	5.22% to 6.62%	5.42% to 6.17%
Projection of average wage increase	1.00% to 2.01%	1.00% to 2.01%
Average annual inflation rate	4.00%	4.00%
Expected return on plan assets (a)	4.00%	4.00%

(a) represents the maximum and minimum rates of return on plan assets.

Demographic Assumptions
	12/31/2023	12/31/2022
Table of active and inactive mortality	AT-2000 (segregated by sex), smoothed between 10% and 25% and BR-EMSsb-v. 2015 M&F.	AT-2000 Segregated by sex and smoothed by 10%; AT-2000 Female (Aggravated by 15%); AT-2000 Segregated by sex; AT-2000 Basic, segregated by sex; AT-2000 Male
Table of mortality of disabled persons

RP-2000 (female), RP-2000 Disabled (segregated by sex), RRB-1983, segregated by sex, AT-49 Male RRB-1983, segregated by sex, Winklevoss, relieved in 20% MI-85, segregated by sex, e AT-83 IAM MMI-85, segregated by sex.

RRB-1983; AT-49 Relieved in 2 years; AT-49 Basic Segregated by sex; MI-2006 Segregated by sex and downsized to 10%; MI 85 by sex; AT-83 (IAM) Male
Table of disability	Álvaro Vindas, Álvaro Vindas, smoothed in 50%, Light Weak, Grupo Americana e TASA 1927, relieved in 20%.	Light Weak; Álvaro Vindas Smoothed by 50%; Álvaro Vindas; Sasa 1927; Sasa 1927 aggravated by 20%; Light (Average)

The definition of the global rate of return of the assets plan considered the market practice of Federal Government bonds, in accordance with the criteria recommended by the national and international standards, for periods similar to the flows of obligations of the benefits program, under Duration.

The expected global rate of return corresponds to the weighted average of the expected returns of the various categories of plan assets. Management’s assessment of the expected return is based on the historical return trends and market analysts’ forecasts for the asset over the life of the respective obligation. The current return on assets of pension plans on December 31, 2023 was R$4,368,261 positive (R$1,718,633 positive in 2022).

28.1.3 - Health plans and life insurance

Amounts recognized in the balance sheet and income statement for the year:

Balance Sheet	12/31/2023	12/31/2022
The Actuarial Present Value obligations	162,635	255,181
Net liability / (asset)	162,635	255,181

Income Statement
	12/31/2023	12/31/2022
Net Current service cost	9,652	757
Net interest costs	16,404	20,741
Actuarial expense / (revenue) recognized in the year	26,057	21,498

(a)	The Actuarial Present Value obligations

The changes in the years ended December 31, 2023 and 2022, referring to health plans and life insurance, are as follows:

	2023	2022
Opening balance as of January 1	255,181	245,457
Effects of deconsolidation - Eletronuclear	—	(25,745)
Current service cost	9,652	759
Interest on actuarial obligation	16,404	20,741
Benefits paid in the year	(6,966)	(10,350)
Gain/Loss on actuarial obligations arising from remeasurement	(111,636)	24,319
Actuarial losses arising from changes in demographic assumptions	(10,920)	38,026
Actuarial gains/losses arising from changes in financial assumptions	28,221	(21,655)
Actuarial gains/losses resulting from adjustments based on experience	(128,937)	7,948
Final balance on December 31	162,635	255,181

28.1.4 - Consolidated actuarial results

Consolidated results of defined social security benefits, health plans and life insurance recognized in Other Comprehensive Income (ORA) for the year:

	12/31/2023	12/31/2022
Actuarial gains/losses recognized in ORA in the financial year - Social security benefit plans, health plans and life insurance	134,895	660,673

28.1.5 - Employer contributions

On December 31, 2023, the contributions made by the Company to the constitution of the mathematical benefit provisions of the CD Plan reached R$2,256 (R$2 in 2022) and R$62,479 (R$3,683 in 2022) in the results.

On December 31, 2023, the contributions made by the Company to the constitution of the mathematical benefit provisions of the BD Plan reached R$414,421 (R$283,697 in 2022) in the results.

The Company expects to contribute R$493,591 to the defined benefit plan during the next year.

The weighted average duration of the defined benefit obligation for the Company is 8.36 years.

Analysis of expected maturities of undiscounted benefits from post-employment defined benefit plans for the next 10 years:

					2028
	2024	2025	2026	2027	onwards	Total
Social Security Program	2,672,166	2,408,819	2,244,183	2,091,416	20,215,533	29,632,116

The significant actuarial assumptions for determining the obligation of defined benefit plans are: discount rate, expected salary increase and mortality. The sensitivity analysis below was determined based on reasonably possible changes in the respective assumptions that occurred at the end of the reporting period, keeping all other assumptions constant.

●	If the discount rate on the obligation were 1% higher or lower, the defined benefit obligation would have decreased by R$3,248,553 or increased by R$1,628,493, respectively; and

●	If the expectation of wage growth on the obligations increased or decreased by 1%, the defined benefit obligation would have an increase of R$105,768 or would have a reduction of R$98,656, respectively.

	Scenario I (+1%)	Scenario II (-1%)
Defined benefit obligation	(3,248,553)	1,628,493
Expectation of wage growth	105,768	(98,656)

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

28.1.6 – Assessment of Risk Sharing

In the plans denominated BD Eletrobras, CD Eletrobras, BD Eletrosul, CD Eletrosul, BD CGTEE, CD Chesf, BD Furnas and CD Furnas the extraordinary contributions to cover the actuarial deficit supporting the benefits are the responsibility of the Company and of the participants and those assisted by the benefit plans, observing the parity in contributions, as provided for in the respective benefit plan regulations.

In the plans denominated BD Chesf and BS Chesf, the subsidiary Chesf is responsible for all of the extraordinary contribution costs to cover the lack of asset cover, as provided for in those benefit plan regulations. Both plans are under the defined benefit mode and are in extinction. The portion of the current value of the settlement, corresponding to those existing assisted people in the BD Chesf plan, on the effective date of the CD Chesf and BS Chesf plans is one special commitment of responsibility of the sponsor. The same occurs with the portion of the current value of the benefit settled not covered by the sponsor of the BS Chesf plan on the effective date of the plan. The values of the extraordinary contributions are subject to specific debt contracts signed between Chesf and Fachesf, in accordance with the rules specified in CNPC Resolution no. 30, of 2018, CNPC Resolution no. 42, of 2021 and Previc Resolution no. 23, of 2023. The questions related to the extraordinary expenditure on these plans are being studied by Eletrobras.

According to the legislation on private pensions in Brazil, the extraordinary contributions to cover lack of assets calculated in the benefit plans must necessarily be subject to a specific debt contract, establishing the conditions of payment and the proportion of contribution to be observed between the sponsor and participants and those assisted, in accordance with the proposed coverage approved by the governing bodies of the private pension entity, always respecting the rules established in the regulations of the plans.

In the judicial decisions involving benefits plans or the administrative management plan, assigning financial responsibility to the sponsor based on the proportion of contributions established in the regulations of the plans is respected, except in cases in which the proportion of contributions itself is questioned. Thus, still in the case of the judicial decisions, the proportion of contributions between sponsors and participants and those assisted is respected, despite of the fact that there is a history of default by the participants due to judicial actions questioning the extraordinary contributions.

On the basis of the assumptions highlighted above, the Company is carrying out studies to adopt risk sharing in its obligations related to the private pension plans, with this study including the judicial and actuarial security to recognize the sharing of the obligations to pay for the actuarial liabilities in each of the benefit plans sponsored, as well as the analysis of the extraordinary contributions subject to default by a portion of the participants.

The Company expects to have the conclusions and the settlement plan in the financial year of 2024.

28.2 – Payroll

	12/31/2023	12/31/2022
Current
Vacation allowance	221,194	359,243
PDV - Voluntary Dismissal Program	280,246	1,018,275
Payroll	223,348	413,758
Vacation Charges	118,124	189,729
Provision end-of-year bonus	5,189	-
Profit or income sharing	679,933	227,605
Charges on end-of-year bonus	15,981	5,785
Social security contribution	17,313	54,087
Others	73,605	50,072
	1,634,933	2,318,554
Non-current
PDV - Voluntary Dismissal Program	—	4,697

	1,634,933	2,323,251

28.3 - Benefits in the long term – Share Based Remuneration

The Company has a Share Purchase Options Based Remuneration Plan (“Share Options Purchase Plan”) and Restricted Shares Based Remuneration Plan (“Restricted Shares Plan”).

28.3.1 - Share Purchase Options Based Remuneration Plan

The Share Purchase Options Based Remuneration Plan aims to enable the incorporation of long-term incentives, associated with the fulfillment of targets, aligning the interests between the Company, its shareholders and the Beneficiaries, to the extent that the potential gains and performance risks of the Company will be shared, that will contribute, especially, to the development of a professional culture of high performance and to making decisions that encourage long-term results, achieving of targets and creation of value and the sustainable growth of the Company.

On December 31, 2023, the expense recognized in the result of the financial year in 2023 corresponding to the shares Plan was R$11,898.

28.3.2 - Restricted Shares Based Remuneration Plan

The Restricted Shares Based Remuneration Plan (‘Restricted Shares Plan), aims to (i) retain talents within the Company that show solid high performance and holding qualifications and professional profiles aligned with the new stage of the Company; (ii) help in attracting new talents to key positions within the restructuring process of Eletrobras underway; and (iii) incentivize the development and sustainable growth of the Company and the maximization of long-term value, in alignment with the levers of value capitalization.

On December 31, 2023, based on the calculation of the premises of performance and financial conditions, the expense recognized in the result of the financial year 2023 corresponding to the shares Plan was R$28,614.

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

Benefits in the long term – Share Based Remuneration

The long-term remuneration programs based on shares are liquidated with shares, by which the Company receives the services of the employees as counterpart to the equity instruments. The fair value of the services, received in exchange for share options, is recognized as an expense. The total value of the expenses is recognized during the period in which the right is acquired; the period during which the specific conditions of acquisition of rights are attended.

Estimates and critical judgments

The present value of the benefits to the employees is based on actuarial calculations using various assumptions. Any changes to these assumptions will impact the value of the obligations. These assumptions are used to determine the fair value of the assets and liabilities, costs and expenses and the estimated future values of cash outflows, which are recorded in the obligations with the plans.

NOTE 29 – PROVISIONS FOR LITIGATION AND CONTINGENT LIABILITIES

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

29.1 – Provisions for litigation

The Company and its subsidiaries set up provisions in an amount sufficient to cover losses considered probable and for which a reliable estimate can be made in the following amounts:

	12/31/2023	12/31/2022
Current
Civil	2,282,579	2,702,135
Labor	8,294	7,026
	2,290,873	2,709,161
Non-current
Civil	20,550,810	26,945,065
Labor	2,283,424	2,069,861
Tax	784,408	586,489
Regulatory	526,628	945,790
Environmental	105,549	76,353
	24,250,819	30,623,558
	26,541,692	33,332,719

These provisions had the following changes in the year ended December 31, 2023:

Balance on December 31, 2022	33,332,719
Acquisition of investee control	272,956
Reversal of provisions	(1,290,182)
Monetary correction	1,533,905
Transfer for judicial settlement	(3,825,597)
Payments	(3,482,109)
Balance on December 31, 2023	26,541,692

The claims, plus interest and monetary restatement, with probable loss are presented below:

29.1.1 – Civil

On December 31, 2023, Eletrobras and its subsidiaries were subject to civil lawsuits with a probable estimate of losses of R$22,833,389 (R$29,647,200 on December 31, 2022).

●	Compulsory Loan

There is significant judicial litigation involving the Company, in which the largest number of lawsuits seek to challenge the criteria for monetary restatement of the compulsory loan book-entry credits on the consumption of electricity determined by the legislation governing the compulsory loan and applied by the Company, and the application of inflationary adjustments resulting from economic plans implemented in Brazil. As of December 31, 2023, Eletrobras had 3,374 provisioned proceedings related to the specific matter of monetary correction of book-entry credits (3,703 processes as of December 31, 2022). For more information, see note 24.

Eletrobras, in the scope of these proceedings, has recorded provisions related to: (i) difference in principal resulting from monetary correction criteria, (ii) remunerative interest reflexes; and (iii) application of default interest (substantially the SELIC rate, levied on principal, correction of interest paid and remuneration interest).

In the year ended December 31, 2023, a provision, net of reversal, was recognized in the approximate amount of R$1,937,088, totaling a provision of R$17,263,567 (R$24,424,205 on 31 December 2022),referring to the compulsory loan processes. That reversal is due substantially to the judicial agreements signed by the Company.

	12/31/2023	12/31/2022
Principal	4,231,929	6,150,499
Adjustment of interest paid	24,475	39,902
Remuneration interest	2,637,436	4,040,093
Default interest	9,521,203	13,081,861
Attorney fees	749,652	1,028,103
Other funds	98,872	83,747
Total	17,263,567	24,424,205

●	Compulsory loan – Judicial settlements

Within the scope of the provision related to the compulsory loan on electricity (“ECE”), the Company has been taking measures to mitigate the risks involved.

In this context, Eletrobras created the Compulsory Loan Executive Committee in order to seek economically favorable legal settlements and full settlement of these proceedings. Due to these negotiations, in 2023, Eletrobras obtained the reduction of that obligation in the amount of R$3,895,596; of this amount R$1,954,876 impacted the result positively due to the agreements already signed. Payments were made in the amount of R$2,923,987, under agreements that already had their respective judicial approvals, with the due final judgment. At the moment the agreement is signed the due amount is transferred to the current liability in the account compulsory loans - agreement.

In December 2023, the obligation remains regarding the compulsory loan agreements for the updated value of R$896,746.

●	Addendum Partial Nullity - analytical Price Correction K Factor (Chesf)

Chesf is the plaintiff in a lawsuit requesting the declaration of partial nullity of an amendment to the civil construction contract for the Xingó Hydroelectric Power Plant, entered into with the Consortium formed by Companhia Brasileira de Projetos e Obras - CBPO, CONSTRAN S.A. - Construções e Comercio e Mendes Júnior Engenharia S.A. and the return of amounts originally paid, as a K Factor, with a historic value of approximately R$350,000, double. The defendants, in addition to contesting the fact, filed a counterclaim in parallel seeking Chesf’s conviction for overdue payments arising from the same contractual amendment not timely settled by the Company. The K factor refers to the collection of a price adjustment index in view of the need to compensate for the inflationary effects caused by the economic plans instituted in the late 1980s. The effects of price adjustments caused losses to the Company, resulting in the overcharging of the amounts, in addition to the lack of provision in the notice of contracting the Consortium. There is no forecast for the complete outcome of this dispute.

Considering that the process of liquidation of sentence and the consequent provisional execution brought against the subsidiary Chesf were extinguished by decision of the Superior Court of Justice, Chesf is calculating the losses caused to it by the blocking of its accounts during the referred to provisional execution for adoption of the appropriate measures as to any compensation for damages suffered.

The Company, based on the opinion of its legal advisors, updated the provision in its non-current liabilities, in the amount of R$2,118,528 (R$2,067,368, in 2022).

29.1.2 - Tax

On December 31, 2023, Eletrobras and its subsidiaries has tax lawsuits for R$784,408 (R$586,489 on 31 December 2022), with the estimated probable loss due principally from the Notice of Violation process – PIS and COFINS in the subsidiary Furnas, the other processes dispersed:

●	Tax assessment – PIS/COFINS

The amount classified with probable loss, and placed in full in judicial escrow, is R$202,475 as of December 31, 2023 (R$189,208 as of December 31, 2022). The process refers to an action of annulment: the Federal Union brought a Fiscal Execution charging a Notice of Violation, but the judge suspended it until the question is definitively analyzed in the action of annulment brought by Furnas, that was initially against the Federal Union to question the final charging arising from the Notice of Violation that pointed out the incompatibility between the amounts of PIS/COFINS informed in the Declaration of Federal Debits and Credits (DCTF) and Statement of Social Contributions (DACON) in the 2010 financial year. Furnas had understood that the revenue received from the use of the Itaipu Electrical Grid would be exempt, not being subject to the incidence of PIS/COFINS. The Furnas request was dismissed, however the Company appealed and is awaiting judgment.

29.1.3 - Labor

As of December 31, 2023, Eletrobras have labor lawsuits worth R$2,291,718 (R$2,076,887 as of December 31, 2022), that is the likely estimate of loss in these lawsuits.

29.2 - Contingent Liabilities

Additionally, Eletrobras and its subsidiaries were subject to claims assessed with a possible loss in the following amounts:

	12/31/2023	12/31/2022
Civil	29,537,849	27,507,399
Labor	2,297,320	2,284,664
Tax	11,176,242	10,400,731
Environmental	2,510,300	1,811,883
Regulatory	1,117,418	1,602,258
Others	384,737	345,879
	47,023,866	43,952,814

29.2.1 – Main Proceedings - Civil

As of December 31, 2023, Eletrobras had civil lawsuits of R$29,537,849 (R$27,507,399 on December 31, 2022), and their probability of loss is possible, where no provision is made. The following stand out:

●	Compulsory loan

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

However, over the years electricity consumers filed numerous lawsuits against us concerning book-entry credits in the context of the second phase of the compulsory loan program. These lawsuits can be divided into four main categories of claims: (i) disputes concerning the criteria and indices adopted for monetary restatement (inflation), levied on the principal amount of the compulsory loan credits, which were determined by the law that governs the compulsory loan program; (ii) disputes regarding the appropriate period for the accrual of remunerative interest of 6% per year on the amount of monetary restatement on the loan principal, (iii) disputes concerning interest on arrears on the amount of monetary restatement on the principal amount and corresponding remunerative interest of 6% per year; and (iv) disputes regarding the legitimacy of the claims made by the plaintiffs in legal proceedings.

In general, and subject to certain exceptions, we have not recorded any provision in relation to lawsuits aimed at collecting book-entry credits of compulsory loans that are initiated by third parties. This is due to the fact that we have classified the risk of loss in these proceedings as possible.

Considering the differences in calculation methodologies presented above, we estimate a possible risk of R$3.3 billion, including charges that we consider to be illegitimate by certain creditors and claims of branches not included in the initial petition.

●	Nullity of the Trade Union Agreement (CHESF)

This is a public civil claim initiated by the Federal Public Prosecutor’s Office – MPF, in which it pursues obtaining a court ruling that declares the non-existence of the Amendment to the 1986 Ruling, signed in 1991, between Chesf and the representatives of the Union of Rural Workers Submédio São Francisco. The amount attributed to the claim was R$ 1,000,000. A judgment was delivered declaring the 1991 agreement between Chesf and Polo Union to be null and void, which changed the way of calculating the Temporary Maintenance Allowance (VMT) to the equivalent of 2.5 minimum wages; as well as to determine the payment of the differences found since 1991 between the amount actually paid and the value of 2.5 minimum wages, monetarily corrected and plus late interest for each family that received or still receives the VMT, for the respective period that have received and that belong to the territorial jurisdiction of this judicial subsection, except for the cases of resettlers who have concluded the terms of extrajudicial agreements and the public deed of donation with the defendant, renouncing the benefits of VMT, as well as removed the right of interested parties to the perception of installments affected by the five-year statute of limitations, as from the filing of the lawsuit. Appeals were filed against the sentence by Chesf and the MPF, these appeals are pending judgment, and were distributed by dependency in November 2016 to the Federal Court of Appeals Judge.

In December 2016, it was sent to the judge and is pending reporting and voting. On February 21, 2020, the proceeding was migrated to the Electronic Judicial Proceedings (Pje) system. Based on the assessment by its legal counsel, Chesf classified the risk of loss of this action as possible, in the updated amount of R$4,549,567 (R$4,159,029, on December 31, 2022).

●	Public Civil Claim – Federal Public Prosecutors’ Office of Bahia (CHESF)

This is a Public Civil Claim filed by the Federal Public Prosecutors’ Office of Bahia in order to recognize the existence, and rights of, occupants of a flooded area who were not resettled into irrigation projects. The litigation seeks to give said occupants what they are entitled to under the 1986 Agreement between CHESF and the communities involved in the construction of the Itaparica Dam. The case is pending before the Federal Court in Paulo Afonso - BA, and is currently in the appeal phase before the Federal Court of the 1st Region Circuit (TRF1). There was an injunction granted in favor of the Public Prosecutor’s Office, which was revoked by the TRF1. The sentence was favorable to the statute of limitations thesis and there is a precedent in the STJ contrary to the Federal Public Prosecutor’s claim. Based on the assessment of its legal counsel, Chesf classified the risk of loss of this action as possible, and the amount of the updated claim is R$4,135,073 (R$3,772,158, on December 31, 2022).

●	Collection of alleged losses to final consumers

This is a public civil claim handled by ANEEL to charge Chesf for alleged losses to final electricity consumers due to delays in the works related to the so-called Shared Generation Facilities - ICGs. This loss is estimated to R$ 1,471. Chesf received the summons and filed a challenge to the case in December 2015. A reply was submitted by ANEEL, the judge rejected the production of evidence required by Chesf. O MM. The Court determined the subpoena of the Federal Public Prosecutors’ office for a response which was carried out. Chesf petitioned for suspension of the proceedings due to the strategy of taking the case to the Federal Public Administration’s Attorney General’s Office - CCAF/AGU. In December 2017, the suspension request was granted for a period of six months. An application was filed with the CCAF / AGU in March 2018. There was a conciliation hearing, in which the parties showed no interest in settling. The proceedings were sent to the judge for a ruling in December 2018. In September 2019, a judgment was delivered in which the claim was partially upheld and ordered Chesf to reimburse the amounts paid by the CCEE. The court ruled that the Union was to blame for the delay so that Chesf’s liability would be limited to the percentage of its fault for the delays, which would be assessed by an expert in the ruling settlement phase. In November 2019, an appeal was filed by ANEEL. In the same month, the migration of the process to the PJe online system was determined, with the time limit for Chesf’s appeal not yet having started due to lack of publication of sentence.

On March 26, 2020, the parties were summoned to comment on the conformity of the digital records with the physical records and compliance with any act already carried out in the physical records. On May 8, 2020, Chesf filed a motion for clarification. On December 31, 2020, ANEEL objected to the motion for clarification filed by Chesf.

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

Based on the assessment of its legal counsel, Chesf classified the risk of loss as possible, in the estimated amount of R$ 2,455,511 (R$ 2,252,254 as of December 31, 2022).

●	Energia Potiguar Geradora Eólica S.A. (Chesf)

In October 2022, a court ruling was delivered regarding the judgment of the motions for clarification opposed by CHESF in the context of the lawsuit filed by Energia Potiguar against CHESF in which the decision that annulled the previous judgment that had been favorable to CHESF was upheld and, in the same session, the court again judged the appeals filed by the opposing parties confirming the judgment that sentenced CHESF to pay compensation due to the losses caused by the alleged delay in the delivery of the 230 kV transmission line Extremoz II – João Câmara II, part of Concession Agreement No. 019/2010.

In December 2023, the ruling was published in which the Justices of the 1st Panel of the Superior Court of Justice unanimously admitted the Appeal brought by Chesf to grant its Special Appeal, annulling the decision against it and determining a new judgment by the Court of Justice, which has not yet occurred. Considering the last development of the lawsuit, the lawsuit was classified as a probable loss risk for the estimated amount of R$673,210 (R$611,987 on December 31, 2022).

29.2.2 - Main Tax Proceedings

As of December 31, 2023, Eletrobras and its subsidiaries were subject to tax lawsuits with a probability of possible loss of R$11,176,242 (R$10,400,731 on December 31, 2022). The following stand out:

●	Tax assessement - PIS and COFINS (Furnas)

This is an administrative proceeding filed by the National Treasury against Furnas, referring to the notice of infraction drawn up due to alleged insufficient payment of PIS/COFINS since Furnas excluded the following revenues from the calculation: Exclusion of RGR from the calculation basis; Itaipu transmission revenues (exclusion of the calculation basis); Inclusion as financial income, in December 2007, of revenue from actuarial liabilities maintained with FRG. In addition, the assessment includes amounts that are no longer collected under PIS and COFINS due to the Company having compensated without presenting the appropriate document, PER/DCOMP. The Administrative Council for Tax Appeals (CARF) dismissed Furnas’ Voluntary Appeal, leaving only the matter related to the exclusion of RGR that remains under analysis in CARF in the original proceeding. Other matters were definitively judged at the administrative level. Furnas presented a guarantee to enable the issuance of a Certificate and take the discussion to the judicial sphere. The total amount classified with a possible loss prognosis is R$1,730,503 on December 31, 2023 (R$1,645,510 on December 31, 2022).

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

The judicial deposits are measured initially at their nominal values and subsequently updated for inflation by indices determined by the courts of justice, which vary due to the nature of the judicial action. The reduction of the balance happens when there are assessments of deposits, whether by the company or by the other party.

Estimates and critical judgments

This assessment is supported by Management’s judgment, together with its legal advisors, considering the jurisprudence, decisions in initial and higher courts, the history of any agreements and decisions, the experience of management and legal advisors, as well as other applicable aspects.

NOTE 30 – OBLIGATIONS OF LAW No. 14,182/2021

Law No. 14,182/2021 determined the conditions for obtaining new concessions concerning electricity generation and establishing the following obligations of the subsidiaries Furnas, Eletronorte and Chesf: (i) payment to Energy Development Account (CDE) and (ii) implementation of revitalization programs for river basins and projects in the Legal Amazon.

	Energy Development	River Basin
	Account (CDE)	Revitalization	Total
Opening balance as of December 31, 2022	29,755,493	6,903,961	36,659,454
Effect on cash flow:
Amortization of Principal	(583,624)	(850,112)	(1,433,736)
Interest paid	(36,976)	(33,239)	(70,215)
Non-cash effect:
Inflation adjustment	1,384,392	331,760	1,716,152
Charges	2,292,321	355,430	2,647,751
Opening balance as of December 31, 2023	32,811,606	6,707,800	39,519,406

Current	1,241,242	919,934	2,161,176
Non-current	31,570,364	5,787,866	37,358,230

	Energy Development	River Basin
	Account (CDE)	Revitalization	Total
Opening balance as of December 31, 2021	—	—	—
Effect on cash flow:
Addition	33,735,216	6,693,921	40,429,137
Amortization of Principal	(5,251,610)	—	(5,251,610)
Interest paid	(22,731)	—	(22,731)
Non-cash effect:
Inflation adjustment	197,580	23,017	220,597
Charges	1,097,038	187,023	1,284,061
Opening balance as of December 31, 2022	29,755,493	6,903,961	36,659,454

Current	597,722	874,940	1,472,662
Non-current	29,157,771	6,029,021	35,186,792

In April 2023, payment was made of the second installment to CDE, for the amount of R$620,600, pursuant to Resolution CNPE 30, of December 21, 2021, and within the scope of the Company’s capitalization process.

The installments of the obligations, non - current, with CDE and Regeneration of River Basins have their maturities at current value, with 7.60% and 5.67% rate, respectively, scheduled as follows:

	Energy Development	River Basin
	Account[1]	Revitalization[2]	Total
2025	1,774,589	892,010	2,666,599
2026	2,311,307	863,980	3,175,287
2027	2,778,988	837,455	3,616,443
2028	2,676,621	812,353	3,488,974
After 2028	22,028,859	2,382,068	24,410,927
	31,570,364	5,787,866	37,358,230

1 Maturity in 2047; and

2 Maturity in 2032.

In the nominal flow of payments (future amounts) of the obligations of Law no. 14,182/2021, determined by CNPE Resolution 015/2021, monetarily restated by the IPCA. Published in the note of financial instruments: see note 38.

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

The accrued interest and monetary adjustments are recorded in the income statement, in the financial income group.

NOTE 31 - LONG-TERM OPERATING COMMITMENTS

The Company’s long-term commitments, related mainly to contracts for the purchase of electricity and fuel, are as follows:

Commitments	2025	2026	2027	2028	2029	After 2029
Sale of Energy	12,094,553	8,107,099	6,092,008	4,780,884	9,452,610	23,238,136
Energy purchase	2,680,370	2,206,182	2,183,270	1,923,612	4,014,300	12,098,509
Related to jointly controlled companies	148,086	—	—	—	—	—
Acquisitions of fixed assets	10,659,339	13,837,958	6,790,375	4,540,692	638,549	1,158,755
Fuel Suppliers	3,683,717	3,683,717	3,449,562	3,449,562	3,449,562	3,162,100
Construction	2,488	2,666	1,451	1,775	399	1,158
Socio-environmental	37,899	37,899	37,899	37,899	37,899	37,860

Accounting Policy

The Company shows the undertaking for acquisition of fixed assets and the commitments related to its subsidiary joint ventures separately from the value of its other commitments, in accordance with the requirements of the accounting standards IAS 16 - Fixed assets and IFRS 12 - Disclosure of Holdings in other Entities. In addition, energy purchase and sale commitments, and purchases with fuel suppliers are also shown.

NOTE 32 - SHAREHOLDERS EQUITY

32.1 Capital stock paid up

The capital stock of Eletrobras, on December 31, 2023, is R$69,991,640 (R$69,705,554 on December 31, 2022) and its shares have no nominal value.

The capital stock is distributed, by major shareholders and the species of shares, as follows:

	12/31/2023
	ORDINARY		PREFERENTIAL						TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	Serie A	%	Serie B	%	Golden Share	%	QUANTITY	%
Federal Government	667,888,884	32.95	—	—	493	—	1	100.00	667,889,378	28.95
BNDES	74,545,264	3.68	—	—	18,262,671	6.52	—	—	92,807,935	4.02
BNDESPAR	71,956,435	3.55	—	—	18,691,102	6.68	—	—	90,647,537	3.93
BlackRock	67,106,823	3.31	—	—	13,192,750	4.71	—	—	80,299,573	3.48
GIC Private	129,798,537	6.40	—	—	7,827,820	2.80	—	—	137,626,357	5.97
American Depositary Receipts - ADR’s	48,196,314	2.38	—	—	5,500,339	1.96	—	—	53,696,653	2.33
Radar Resource Manager	349,732	0.02	—	—	30,260,076	10.81	—	—	30,609,808	1.33
Others	967,169,509	47.71	146,920	100.00	186,206,142	66.52	—	—	1,153,522,571	49.99
	2,027,011,498	100.00	146,920	100.00	279,941,393	100.00	1	100.00	2,307,099,812	100.00

The preferential shares have no voting rights and are not convertible into ordinary shares. However, they enjoy priority in the reimbursement of capital and in the distribution of dividends at the annual rates of 8% for class A shares (subscribed up to 23 June 1969) and 6% for class B shares (subscribed after 24 June 1969), calculated on the capital corresponding to each class of shares.

32.2 Treasury shares

32.2.1 Incorporation of shares

The objective of this operation was to make Eletrobras the sole shareholder of the subsidiaries Furnas, Chesf, Eletronorte and CGT Eletrosul, proportioning the minority shareholders of the subsidiaries the option to migrate to the shareholder base of Eletrobras or to exercise the right of withdrawal. In the process of incorporation of shares, Eletrobras issued 5,872,034 ordinary shares, increasing the capital stock by R$286,086. There remain in the treasury of the Company 3,451,692 ordinary shares, for the amount of R$168,168, due to the exercise of the right of withdrawal of shareholders who do not migrate to the shareholder structure of Eletrobras (dissident shareholders).

32.2.2 Repurchase of shares

The share buyback program has the objective of acquiring ordinary and preferential shares issued by the Company for later cancellation, disposal or for holding in treasury, without reduction of capital stock, to increase the value to shareholders by the efficient application of the resources available in cash, optimizing the allocation of capital of the Company. The maximum period for liquidation of the operations is of up to 18 months.

The average price of the share buybacks made during the financial year 2023 was of 36.19 reais for the ordinary shares (ON) and of 39.07 reais for the preferential series B shares (PNB).

The table below shows all the shares in treasury:

	12/31/2023
	CLASS	QUANTITY	AMOUNT
Repurchase of shares	ON	46,770,200	1,692,434
Restricted shares	ON	(438,552)	(13,595)
Shares issued	ON	3,451,692	168,168
Dissident shareholders	PNA	4,361	212
Repurchase of shares	PNB	7,032,800	274,784
Compulsory loan agreement	PNB	(195,000)	(7,747)
			2,114,256

32.3 Capital Reserve

This reserve is constituted from the excess of accumulated capital, that has been permanently invested by the Company, plus the authorized payment of shared program, arising from the long-term incentive programs, see note 28.3.

32.4 Profit reserves

32.4.1 - Legal reserve

Constituted through the appropriation of 5% of the net income for the year, in accordance with Law No. 6,404/1976.

32.4.2 – Retained Earnings Reserve

According to Law No. 6,404/1976, the General Meeting may, by proposal of the administration bodies, decide to withhold part of the net income for the year foreseen in a capital budget previously approved by it.

32.4.3 – Statutory Reserves

The General Meeting shall allocate, in addition to the legal reserve, calculated on the net profits for the year:

Up to 75% (seventy-five per cent) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company’s corporate purpose.

32.5 Dividends payable

The Company’s by-laws establish as a minimum mandatory dividend 25% of net income, adjusted in accordance with the corporate law, respecting the minimum dividend for class A and class B preferred shares, of 8% and 6%, respectively, of the nominal value of the capital stock related to these types and classes of shares, providing for the possibility of paying interest on own capital.

Below is the distribution of the income, imputed to the minimum dividends, in accordance with the applicable legislation, to be deliberated at the Annual General Meeting:

Allocation of the Year	12/31/2023	12/31/2022
Balance for the destination of the year	4,549,774	3,635,377
Legal reserve	(227,489)	(181,769)
Mandatory Dividends	(1,080,571)	(863,402)
Additional proposed dividends	(216,114)	—
Subtotal to distribute	3,025,600	2,590,206
Constitution of Statutory Reserves and Profit Retention	(3,025,600)	(2,590,206)
Balance to be distributed for the year	—	—

Accounting Policy

It represents the common shares and the paid-in preferred shares and is classified in shareholders’ equity.

NOTE 33 - EARNINGS PER SHARE

(a) Basic

Basic earnings per share are calculated by dividing the profit attributable to the Company’s shareholders by the weighted average number of shares issued, excluding those purchased by the Company and held as treasury shares. Preferred shares have a guaranteed right (per share) of the superiority of at least 10% in the distribution of Dividends and/or Interest on Equity concerning ordinary shares.

12/31/2023
Numerator	Ordinary	Preferred A	Preferred B	Total
Profit attributable to each class of shares - Continued Operation	4,237,649	318	643,822	4,881,788
Loss attributable to each class of shares - Discontinued Operation	(288,206)	(22)	(43,786)	(332,014)
Profit for the Year	3,949,443	296	600,036	4,549,774

Denominator	Ordinary	Preferred A	Preferred B
Weighted average number of shares	1,995,507	136	275,614
% of shares in relation to the total	87.86%	0.01%	12.13%

Basic earnings per share from continuing operations (R$)	2.12	2.34	2.34
Basic earnings per share from discontinued operation (R $)	(0.14)	(0.16)	(0.16)

Earnings per share (R$) - Basic	1.98	2.18	2.18

12/31/2022

Numerator	Ordinary	Preferred A	Preferred B	Total
Profit attributable to each class of shares - Continued Operation	2,239,391	215	408,987	2,648,592
Loss attributable to each class of shares - Discontinued Operation	834,329	80	152,376	986,785
Profit for the Year	3,073,720	295	561,363	3,635,377

Denominator	Ordinary	Preferred A	Preferred B
Weighted average number of shares	1,686,088	147	279,941
% of shares in relation to the total	85.75%	0.01%	14.24%

Basic earnings per share from continuing operations (R$)	1.33	1.46	1.46
Basic earnings per share from discontinued operation (R$)	0.49	0.54	0.54

Earnings per share (R$) - Basic	1.82	2.01	2.01

(a) Diluted

As of December 31, 2023, based on the liability balance relating to the compulsory loan, the dilution was simulated with an increase of 25,822 B preferred shares in earnings per share, as shown below.

12/31/2023
			Converted
Numerator	Ordinary	Preferred A	Preferred B	Preferred B	Total
Profit attributable to each class of shares - Continued Operation	4,185,927	314	59,583	635,964	4,881,788
Loss attributable to each class of shares - Discontinued Operation	(284,688)	(21)	(4,052)	(43,252)	(332,014)
Profit for the Year	3,901,239	293	55,531	592,712	4,549,774

			Converted
Denominator	Ordinary	Preferred A	Preferred B	Preferred B
Weighted average number of shares in thousands	1,995,507	136	25,822	275,614
% of shares in relation to the total	86.87%	0.01%	1.12%	12.00%

Earnings per share - diluted	2.10	2.31	2.31	2.31
Diluted earnings per share from discontinued operation (R$)	(0.14)	(0.16)	(0.16)	(0.16)

Earnings per share (R$) - diluted	1.96	2.15	2.15	2.15

12/31/2022
			Converted
Numerator	Ordinary	Preferred A	Preferred B	Preferred B	Total
Profit attributable to each class of shares - Continued Operation	2,206,702	212	38,663	403,016	2,648,592
Loss attributable to each class of shares - Discontinued Operation	822,150	79	14,404	150,152	986,785
Profit for the Year	3,028,852	291	53,067	553,168	3,635,377

			Converted
Denominator	Ordinary	Preferred A	Preferred B	Preferred B
Weighted average number of shares in thousands	1,686,088	147	26,856	279,941
% of shares in relation to the total	84.60%	0.01%	1.35%	14.05%

Earnings per share - diluted	1.31	1.44	1.44	1.44
Diluted earnings per share from discontinued operation (R$)	0.49	0.54	0.54	0.54

Earnings per share (R$) - diluted	1.80	1.98	1.98	1.98

Accounting Policy

In order to obtain the basic result per share, Eletrobras divides the profit or loss attributable to the holders of Eletrobras common shares by the weighted average number of common shares held by shareholders (excluding those held in treasury) during the financial year. In the case of a consolidated balance sheet, the profit or loss attributable to the Company refers to the Parent Company’s portion. In this way, non-controlling interests are excluded.

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

NOTE 34 – INFORMATION BY BUSINESS SEGMENT

The business segments of the Company disclosed separately are:

●	Generation, whose activities consist of the generation of electric energy and the sale of energy to distribution companies and free consumers, and commercialization;
●	Transmission, whose activities consist of the transmission of electric energy; and
●	Administration, whose activities mainly represent the Company’s cash management, the management of the compulsory loan, and the management of business in SPEs, whose monitoring and management are done differently from corporate investments.

The consolidated information by business segment, corresponding to December 31, 2023, 2022 and 2021, is as follows:

	12/31/2023
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	110,270	22,397,652	15,226,823	(575,837)	37,158,908
Intersegments	—	264,091	311,746	(575,837)	—
Third Parties	110,270	22,133,561	14,915,077	—	37,158,908
Operating expenses	(920,109)	(17,809,931)	(7,975,433)	575,837	(26,129,636)
Depreciation and Amortization	(37,213)	(3,476,566)	(107,563)	—	(3,621,342)
Other expenses	(882,896)	(14,333,365)	(7,867,870)	575,837	(22,508,294)
Regulatory remeasurements - Transmission contracts	—	—	(12,144)	—	(12,144)
Income before financial result	(809,839)	4,095,939	7,239,246	—	11,017,128
Financial Result					(12,002,121)
Income from equity interest					2,062,090
Other income and expenses					651,280
Current and deferred income tax and social contribution					2,998,498
Net income from continuing operations					4,726,875

Net loss from discontinued operations					(332,014)

Net income for the year					4,394,861

	12/31/2022
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	379,988	20,252,000	14,001,392	(559,147)	34,074,233
Intersegments	—	244,761	314,386	(559,147)	—
Third Parties	379,988	20,007,239	13,687,006	—	34,074,233
Operating expenses	(4,660,501)	(14,730,658)	(10,443,295)	559,147	(29,275,307)
Depreciation and Amortization	(11,197)	(2,353,916)	(325,155)	—	(2,690,268)
Other expenses	(4,649,304)	(12,376,742)	(10,118,140)	559,147	(26,585,039)
Regulatory remeasurements - Transmission contracts	—	—	365,178	—	365,178
Income before financial result	(4,280,513)	5,521,342	3,923,275	—	5,164,104
Financial Result					(4,373,595)
Income from equity interest					2,369,777
Other income and expenses					186,924
Current and deferred income tax and social contribution					(695,613)
Net income from continuing operations					2,651,597

Net profit from discontinued operations					986,785

Net income for the year					3,638,382

	12/31/2021
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	1,366,364	17,994,908	15,713,987	(448,425)	34,626,834
Intersegments	18,989	222,010	207,426	(448,425)	—
Third Parties	1,347,375	17,772,898	15,506,561	—	34,626,834
Operating expenses	(14,437,255)	(9,578,850)	(6,134,611)	448,425	(29,702,291)
Depreciation and Amortization	(11,860)	(1,337,709)	(93,716)	—	(1,443,285)
Other expenses	(14,425,395)	(8,241,141)	(6,040,895)	448,425	(28,259,006)
Regulatory remeasurements - Transmission contracts	—	—	4,858,744	—	4,858,744
Income before financial result	(13,070,891)	8,416,058	14,438,120	—	9,783,287
Financial Result					(1,441,954)
Income from equity interest					1,507,418
Other income and expenses					1,210,754
Current and deferred income tax and social contribution					(5,260,642)
Net income from continuing operations					5,798,863

Net profit from discontinued operations					(85,230)

Net income for the year					5,713,633

34.1 - Net operating revenue, after eliminations, by segment:

	12/31/2023				12/31/2022				12/31/2021
	Administration	Generation	Transmission	Total	Administration	Generation	Transmission	Total	Administration	Generation	Transmission	Total
Power supply for distribuition companies	—	17,030,455	—	17,030,455	—	14,104,623	—	14,104,623	—	11,836,975	—	11,836,975
Power supply for end consumers	—	3,853,830	—	3,853,830	—	3,925,510	—	3,925,510	—	3,334,527	—	3,334,527
CCEE	—	1,680,285	—	1,680,285	17,708	1,141,450	—	1,159,158	1,426,062	1,664,038	—	3,090,100
O&M revenue	—	4,052,072	7,335,165	11,387,237	—	4,676,630	6,379,321	11,055,951	—	4,220,474	5,967,866	10,188,340
Construction revenue	—	—	2,960,792	2,960,792	—	7,324	1,494,307	1,501,631	—	82,205	1,535,840	1,618,045
Financial effect of Itaipu	—	—	—	—	287,610	—	—	287,610	65,831	—	—	65,831
Contract revenue	—	—	7,136,080	7,136,080	—	—	7,901,256	7,901,256	—	—	9,946,627	9,946,627
Other operating revenue	115,371	(104,270)	415,326	426,427	222,037	173,774	706,006	1,101,817	146,312	462,762	316,381	925,455
Deductions Operating revenues	(5,101)	(4,378,811)	(2,932,286)	(7,316,198)	(147,367)	(4,022,072)	(2,793,884)	(6,963,323)	(271,841)	(3,847,074)	(2,260,151)	(6,379,066)
	110,270	22,133,561	14,915,077	37,158,908	379,988	20,007,239	13,687,006	34,074,233	1,366,364	17,753,907	15,506,563	34,626,834

34.2 - Non-current assets by segment

	12/31/2023				12/31/2022
	Administration	Generation	Transmission	Total	Administration	Generation	Transmission	Total
Intangible assets	635,911	79,001,867	228,463	79,866,241	648,677	79,250,508	81,396	79,980,581
Contractual asset	—	—	50,052,912	50,052,912	—	—	51,703,084	51,703,084
Fixed Assets	1,899,516	33,905,905	—	35,805,421	1,748,211	32,991,494	—	34,739,705
	2,535,427	112,907,772	50,281,375	165,724,574	2,396,888	112,242,002	51,784,480	166,423,370

Accounting Policy

Net Operating Revenue

Revenue is recognized as the Company satisfies its obligations established in the contracts with the clients, being measured on the basis of the values of the considerations expected to be received in exchange for performing the activities of generation, transmission and of other services.

Generation

Revenues for the supply and provision of electrical power are recognized at the moment the Company delivers the electrical power to the buyer at the prices established in the contracts. Revenue from the transactions on the short term market, presented in the CCEE line, are valued at the Price of Settlement of the Differences - PLD.

Revenue arising from the generation concessions extended under Law no. 12,783/2013 (Quota Power Stations) are presented in the item Revenue from operation and maintenance, being recognized at the price of the tariff calculated by ANEEL. The tariff is calculated from the operation and maintenance costs of the power stations, plus the additional revenue rate of 10%. As of 2023, under the determinations of Law 14.182/2021, the regime of exploitation of these power stations will be altered from physical guarantee quotas to independent production of power (PIE), at 20% p.a., reaching full alteration in five years.

Transmission

The considerations established in the electrical power transmission concession contracts remunerate the distributor for two performance obligations: (i) construction; and (ii) maintaining and operating the infrastructure. As these are fulfilled, the Company records the revenue in accordance with the nature of the obligation concluded.

The obligation of constructing the transmission apparatus is satisfied throughout the construction stage, with the revenue from construction recorded in accordance with the evolution of the projects.

Besides the revenue from construction and from operation and maintenance, the Company recognizes the contractual financial revenue, which refers to the financial updating of the rights arising from the construction of the project, which will be received between the end of the construction and the end of the concession.

The Company includes the contractual financial revenue in Net Operational Revenue - ROL, as in the electrical power transmission concession contracts the financing (spending to construct and receiving installments over the concession) made to the granting power for the construction of the projects is part of its business. For more information, see the accounting policy in note 16.

Business segment information

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

NOTE 35 - OPERATING EXPENSES

	12/31/2023	12/31/2022	12/31/2021
Personnel	(4,239,745)	(4,633,682)	(4,340,109)
Voluntary dismissal plan 2022	140	(1,260,370)	—
Voluntary dismissal plan 2023	(544,749)	—	—
Material	(251,098)	(269,083)	(247,858)
Services	(2,361,562)	(2,065,232)	(1,541,840)
Energy purchased for resale	(3,028,226)	(3,117,655)	(4,259,957)
Charges on use of the electricity grid	(3,482,126)	(2,746,132)	(2,276,254)
Fuel for electricity production	(2,042,867)	(2,085,996)	(1,889,722)
Construction	(3,291,132)	(1,678,631)	(1,395,066)
Depreciation and amortization	(3,621,342)	(2,690,269)	(1,443,285)
Donations and contributions	(111,101)	(206,438)	(164,696)
Operating provisions/Reversals (35.1)	(2,481,054)	(6,928,425)	(14,922,063)
Cost recovery - adherence to hydrological risk	—	—	4,265,889
Others	(674,774)	(1,593,394)	(1,487,330)
	(26,129,636)	(29,275,307)	(29,702,291)

The expense recognized in the financial year ended December 31, 2023 totaled R$544,749, that represents adherence to the Voluntary Redundancy Plan - 2023 of 1,573 employees.

35.1 - Estimated Losses/Operating Provisions

	12/31/2023	12/31/2022	12/31/2021
Reversal (provision) for litigation (a)	1,246,332	(1,857,566)	(13,080,540)
Estimated losses on investments	106,821	92,226	(20,712)
Payment through shares	38,988	(101,813)	(107,652)
ECL - Financing and loans	(21,618)	(3,347,749)	(638,894)
ECL - Consumers and resellers	(466,598)	(1,674,333)	110,282
ECL - Fuel consumption account	—	—	(498,630)
Onerous contracts (b)	(862,029)	229,582	16,219
Impairment (c)	(956,492)	(267,815)	475,406
Restitution to the RGR Fund (d)	(558,360)	—	—
Measurement at fair value of the asset held for sale	(704,467)	—	—
Provision for judicial deposits	—	—	(233,908)
Provision for unsecured liabilities	—	—	(705,864)
Others	(303,631)	(957)	(237,770)
	(2,481,054)	(6,928,425)	(14,922,063)

(a) Provision (Reversal) for Litigation

The variation in the financial year ended December 2023 is due principally to the economically favorable result in the compulsory loan agreements for R$1,954,876: see note 29.1.1.

(b) Onerous contracts

The constitution in the current financial year refers, principally, to the power trading contract with Jirau Energia for the amount of R$729,536: see note 27.

(c) Impairment

The variation throughout the financial year ended December 2023 is due principally to the recognition of the impairment for the amount of R$853,812 in Eólica Coxilha Negra and UHE Samuel: see note 20.

(d) Restitution to the RGR Fund

The variation in December 2023 occurred due to the determination by ANEEL to Eletrobras to reimburse the RGR fund for the amount of R$558,360 in equal monthly installments until 31 December 2026.

NOTE 36 - FINANCIAL RESULT

	12/31/2023	12/31/2022	12/31/2021
Financial revenue
Interest income, fines, commission and fees	153,458	997,434	756,395
Revenue from financial investments	2,862,488	2,211,854	619,729
Additional of moratorium on electricity	165,978	252,637	325,943
Revenue on interest on dividends	—	10,950	—
Other financial income	479,159	566,848	319,638
(-) Taxation on financial revenue	(578,163)	(611,964)	(415,961)
	3,082,920	3,427,759	1,605,744
Financial expenses
Debt charges	(6,463,585)	(4,705,030)	(2,804,816)
Charges from obligations with CDE	(2,292,321)	(1,097,038)	—
River Basin Revitalization Charges	(355,430)	(187,023)	—
Other financial expenses	(1,109,907)	(804,999)	(549,140)
	(10,221,243)	(6,794,090)	(3,353,956)

Financial results, net
Monetary adjustments - CDE	(1,384,392)	(197,580)	(34,520)
Monetary adjustments - hydrographic basins	(331,760)	(23,017)	—
Monetary adjustments¹	(1,795,913)	(877,025)	—
Exchange rate changes	169,904	446,852	(385,049)
Variation of net fair value of the protected debt (hedge) of the derivative	(908,381)	—	—
Variation of the derivative financial instrument not linked to debt protection	(613,256)	(356,494)	725,826
	(4,863,798)	(1,007,264)	306,257

	(12,002,121)	(4,373,595)	(1,441,954)

¹ Represent, substantially, the monetary adjustments of the loan obligations, financing and debentures.

Accounting Policy

The financial results post, mainly, the charges on debts, including on loans, financing and debentures (see note 23), the charges on obligations with CDE, and the revitalization of river basins (see note 30), the interest on lease liabilities, and the revenues from financial investments.

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing on the date of the transactions. Exchange gains and losses resulting from the conversion at the exchange rate at the end of the financial year are recognized in the income statement as a financial expense or income.

NOTE 37 – OTHER REVENUE AND EXPENSES

	12/31/2023	12/31/2022	12/31/2021
Reimbursement of fixed assets in progress - AIC	—	121,033	588,786
Result from disposal of shares (minority holdings)	—	453,624	—
Result from disposal of assets	55,692	—	—
Result from businesses combinations (a)	593,132	—	—
Effects of Law No. 14,182/2021	—	(355,062)	—
Reimbursement of inefficiency - CCC	—	—	621,968
Other income and expenses	2,456	(32,671)	—
	651,280	186,924	1,210,754

(a) Result from acquisitions

In the 2023 financial year, Furnas recognized gain from the remesuarement in investment shareholding related to the acquisitions of control in Baguari Energia, Retiro Baixo, Triângulo Mineiro and Vale do São Bartolomeu to the value of R$283,930. See note 17.1.

NOTE 38 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

38.1- Capital risk management

The Company monitors capital based on the financial leverage ratio. This index corresponds to the net debt divided by the total capital. Financial leverage, in turn, corresponds to the total of loans, financing and short-and long-term debentures (see note 23), subtracted from the amount of cash and cash equivalents and securities - TVM (without considering restricted cash): see notes 6 and 8. Total capital is determined by adding net equity, as demonstrated in the consolidated balance sheet, to the net debt.

	12/31/2023	12/31/2022
Total loans, financing and debentures	60,780,290	59,106,522
(+) Derivative financial instruments - debt protection	657,514	—
(-) Marketable securities	(6,352,895)	(12,605,747)
(-) Cash and Cash Equivalents	(13,046,371)	(10,739,126)
Net debt	42,038,538	35,761,649
(+) Total Shareholders' Equity	112,464,644	111,028,636
Total Capital	154,503,182	146,790,285
Financial Leverage index	27%	24%

38.2 - Classification by category of financial instruments

The carrying amounts of financial assets and liabilities represent a reasonable approximation of fair value. The Company uses the following classification for its financial instruments and their respective levels of fair value:

	Level	12/31/2023	12/31/2022
FINANCIAL ASSETS
Amortized cost		19,534,449	21,864,644
Cash and cash equivalents		13,046,371	10,739,126
Accounts Receivable, net		5,859,928	5,497,979
Reimbursement rights		—	3,341,835
Amounts Receivable, ENBPAR		—	1,264,059
Loans, financing and debentures		628,150	1,021,645

Fair value through result		6,726,501	13,592,609
Financial investments	2	5,925,693	12,198,191
Beneficiary parties	2	427,202	407,556
Derivative financial instruments	2	373,606	986,862

Fair value through other comprehensive income		1,104,381	1,761,258
Investments (Interests)	1	1,104,381	1,761,258

FINANCIAL LIABILITIES
Amortized cost		99,668,654	103,279,464
Loans, financing and debentures		54,299,620	59,106,522
Obligations of Law No. 14,182/2021		39,519,406	36,659,454
Suppliers		2,963,867	3,517,173
Compulsory loan – Agreements		896,746	—
Reimbursement obligations		—	1,912,423
Shareholders compensation		1,154,836	924,644
Leases		216,747	753,168
Concessions payable - use of public property		617,432	406,080

Fair value through result		7,138,184	—
Loans, financing and debentures	2	6,480,670	—
Derivative financial instruments	2	657,514	—

The financial assets and liabilities recorded at fair value are classified and published in accordance with the following levels:

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

38.3 - Financial risk management

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

The main financial risks identified in the risk management process are:

38.3.1 - Exchange rate risk

The Company monitors the risk of exposure to fluctuations in exchange rates with the potential to impact its assets, liabilities, results and cash flow.

In April 2023, the Company contracted the derivative operation denominated Cross Currency Swap with the objective of protecting the bonds issued in relation to exchange rate variation, taking the liability position in Brazilian reals and the change of value of the liability linked to the variable interest rate curve in Brazilian reals (CDI).

Below, it is exposed to financial risks that cause volatility in its results as well as in its cash flow.

a)Composition of foreign currency balances and sensitivity analysis

Exchange rate appreciation risk

		Balance on 12/31/2023		Effect on income
		Foreign		Scenario I -	Scenario II	Scenario III
		Currency	Real	Probable 2024¹	(+25%)¹	(+50%)¹
EURO	Loans, financing and debentures	(38,223)	(204,552)	(5,290)	(57,751)	(110,211)
	Impact on the result	(38,223)	(204,552)	(5,290)	(57,751)	(110,211)

Impact on results in case of appreciation of exchange rates				(5,290)	(57,751)	(110,211)

(1) Assumptions adopted:			12/31/2023	Likely	+25%	+50%
	EURO		5.35	5.49	6.86	8.24

38.3.2 - Interest rate risk

a)National indexes

Interest rate appreciation risk

			Effect on income
		Balance on	Scenario I -	Scenario II	Scenario III
		12/31/2023	Probable 2024[1]	(+25%)[1]	(+50%)[1]
CDI	Loans, financing and debentures	(25,004,174)	(2,507,919)	(3,134,898)	(3,761,878)
	Hedges - Swap US$ vs CDI	(7,352,802)	(737,486)	(921,858)	(1,106,229)
	Impact on the result	(32,356,976)	(3,245,405)	(4,056,756)	(4,868,107)

SELIC	Loans, financing and debentures	(2,492,397)	(230,547)	(288,183)	(345,820)
	AIC Reimbursement	356,173	32,946	41,183	49,419
	Impact on the result	(2,136,224)	(197,601)	(247,000)	(296,401)

TJLP	Loans, financing and debentures	(3,441,837)	(224,752)	(280,940)	(337,128)
	Impact on the result	(3,441,837)	(224,752)	(280,940)	(337,128)

IGPM (General Market Price Index)	Leases	(216,747)	(8,735)	(10,919)	(13,102)
	Financing and loans receivable	171,609	6,916	8,645	10,374
	Impact on the result	(45,138)	(1,819)	(2,274)	(2,728)

	Obligations of Law No. 14,182/2021	(39,519,406)	(1,430,602)	(1,788,253)	(2,145,904)
IPCA	Loans, financing and debentures	(26,335,933)	(953,361)	(1,191,701)	(1,430,041)
	Right of reimbursement	1,929,899	69,862	87,328	104,794
	Financing and loans receivable	8,111	294	367	440
	Impact on the result	(63,917,329)	(2,313,807)	(2,892,259)	(3,470,711)

Impact on profit or loss in case of assessment of national indexes			(5,983,384)	(7,479,229)	(8,975,075)

(1) Assumptions adopted:		12/31/2023	Likely	+25%	+50%
	CDI	13.03%	10.03%	12.54%	15.05%
	SELIC	11.75%	9.25%	11.56%	13.88%
	TJLP	6.55%	6.53%	8.16%	9.80%
	IGPM (General Market Price Index)	-3.22%	4.03%	5.04%	6.05%
	IPCA	4.41%	3.62%	4.53%	5.43%

38.3.3 - Liquidity risk

The table below analyzes, in nominal values, the non-derivative financial liabilities of the Company, by maturity range, for the period remaining on the balance sheet until the final contractual date. Contractual maturity is based on the most recent date the Company must settle obligations and includes the corresponding related contract interest, if any.

	12/31/2023
	Nominal payment flow
	Up to 1 year	From 1 to 2 Years	From 2 to 5 Years	Over 5 Years	Total
FINANCIAL LIABILITIES (Current / Non-Current)	23,534,123	16,402,453	37,162,840	86,456,689	163,556,105
Obligations of Law No. 14,182/2021	2,196,092	2,832,052	11,675,962	64,112,911	80,817,017
Loans, financing and debentures	16,742,978	13,246,030	25,311,936	21,856,170	77,157,114
Suppliers	2,963,867	—	—	—	2,963,867
Reimbursement Obligations	8,572	—	—	—	8,572
Shareholders remuneration	1,522,866	—	—	—	1,522,866
Leases	48,482	75,682	49,138	66,936	240,238
Concessions payable UBP	51,266	248,689	125,804	420,672	846,431

	12/31/2022
	Nominal payment flow
	Up to 1 year	From 1 to 2 Years	From 2 to 5 Years	Over 5 Years	Total
FINANCIAL LIABILITIES (Current / Non-Current)	19,407,655	23,277,701	22,324,186	93,128,374	158,137,917
Obligations of Law No. 14,182/2021	1,486,080	2,094,252	9,931,788	65,206,735	78,718,856
Loans, financing and debentures	11,305,856	20,906,210	12,091,000	27,503,632	71,806,698
Suppliers	3,517,173	—	—	—	3,517,173
Reimbursement Obligations	1,912,423	—	—	—	1,912,423
Shareholders remuneration	924,644	—	—	—	924,644
Leases	227,819	239,099	219,053	88,490	774,461
Concessions payable UBP	33,660	38,140	82,345	329,517	483,662

38.3.4 - Derivative financial instruments

	12/31/2023	12/31/2022	12/31/2023	12/31/2022

	Asset		Liability
Derivative financial instruments for debt protection (38.3.4.1)	—	—	657,514	—
Derivative financial instruments - electrical power supply (38.3.4.2)	373,606	986,862	—	—
Total derivative financial instruments	373,606	986,862	657,514	—

38.3.4.1 - Derivative financial instruments for debt protection

In April 2023, the Company contracted the derivative operation denominated Cross Currency Swap for the notional amount of R$6,325,200, with the objective of protecting the bonds issued in relation to exchange rate variation, assuming the liability position in Brazilian reals and the change of value of the liability linked to the variable interest rate curve in Brazilian reals (CDI).

The effectiveness of the economic relation between the protected item (bonds) and the hedge instrument (derivative) is measured periodically.

Asset Position

	12/31/2023	12/31/2022

	Liability
Debt protection derivative
Swap - US$ vs CDI - Maturity 02/04/2025	220,165	—
Swap - US$ vs CDI - Maturity 02/04/2030	425,137	—
Swap - US$ vs CDI	12,212	—
	657,514	—

Earnings/(loss) recognized in the results

	12/31/2023	12/31/2022
Variation of fair value of the derivative
Swap - US$ vs CDI - Maturity 02/04/2025	(275,755)	—
Swap - US$ vs CDI - Maturity 02/04/2030	(512,050)	—
Swap - US$ vs CDI	—	—
Swap - US$ vs CDI - Maturity 08/29/2025	(15,503)	—
Swap - US$ vs CDI - Maturity 06/20/2029	(6,373)	—

Variation of fair value of the protected debt
Bonds - Maturity 02/04/2025	49,395	—
Bonds - Maturity 02/04/2030	(129,796)	—
Credit agreement	(8,610)	—
KFW - Maturity 06/20/2029	(9,689)

Net financial result	(908,381)	—

38.3.4.2 - Derivative financial instruments - electric power supply

This derivative financial instrument refers to a long-term contract to supply electric power with Alumínio Brasileiro S.A. - Albrás: the revenue from this long-term contract is associated with the payment of a premium linked to the international price of aluminum, quoted on the London Metal Exchange: this calculation includes the cap and floor band concept, related to the price of aluminum quoted on the LME, from which analyses were made of sensitivity of the power supply contracts with electricity-intensive consumers.

The contract signed with Albrás will end on December 31, 2024.

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

a) A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at Fair Value Profit and Loss (FVPL):

●	It is maintained within a business model whose objective is to maintain financial assets receiving contractual cash flows; and
●	Its contractual terms generate, on specific dates, cash flows that are related only to the payment of the principal amount and interest on the principal amount outstanding.

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

Business model assessment:

The Company carries out an assessment of the objective of the business model in which a financial asset is kept in the portfolio because it better reflects the way in which the business is managed and the information is provided to Management.

Valuation on contractual cash flows:

For the purposes of assessing whether the contractual cash flows are only payment of principal and interest, the principal is defined as the fair value of the financial asset upon initial recognition. The interest is defined as a consideration for the time value of money and for the credit risk associated with the principal outstanding over a given period of time and for the other basic risks and costs of borrowing.

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

These estimates are defined based on the experience and judgment of the Company’s management. The fees received are recognized based on the straight-line method over the life of the guarantee, see note 23.2. Any increase in obligations in relation to guarantees is shown, when incurred, in operating expenses, see note 35.1.

Derivative financial instruments:

The Company has financial derivative financial instruments to administer its exposure to interest rate and exchange rate risk, including interest rate swap contracts.

Derivatives are initially recognized at fair value, on the contracting date, and are subsequently remeasured at fair value at the end of the year. Any gains or losses are recognized in the financial result immediately, unless the derivative is designated and effective as a hedge instrument; in this case, the moment of recognition in the result depends on the nature of the hedge relationship.

Hedge accounting:

The Company has a hedge accounting policy, in accordance with the Accounting Pronouncement IFRS 09. The current hedging operations of the Company are characterized, for accounting postage purposes, as hedge at fair value, whose gains or losses in the variations of fair value of the hedge instrument (derivative) and of the protected item (debt) are recognized in the result.

Estimates and critical judgments

The fair value of derivative financial instruments not traded on the active market is determined using valuation techniques. The Company uses its judgment to determine the method of measurement most coherent with each class of derivative instruments, as well as the assumptions to be observed. In general, the assumptions are based on the market conditions in place on the date of the balance.

NOTE 39 - RELATED PARTY TRANSACTIONS

The commercial transactions and respective balances with related parties of the Company are summarized below:

39.1 - Main transactions occurred in 2023

Related Parties	Date of Operation	Object of the Contract	Transaction Amount
Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil (“CGT Eletrosul”) and Fundação Elos	03/20/2023	Balancing the technical deficit of the BD Plan Elos/Eletrosul, covering the portion regarding CGT Eletrosul (Eletrobras controlled company), as Sponsor of said Complementary Pensions Plan. This concerns the operation of taking on debt, to provide for the transfer of amounts from CGT Eletrosul to Elos/Eletrosul BD Plan, in order to maintain their economic and financial equilibrium, considering the deficit of said Plan found at the close of the financial year 2021.	65,761
Eletrobras and Special Purpose Entity Chapada do Piauí II Holding S/A (“SPE”).	09/28/2023	The contract provides for the issue of a bank guarantee by the guarantor as a guarantee to be provided in favor of the creditor of the Debt Contract of SPE Chapada do Piauí II. Eletrobras will provide the collateral guarantee to the Guarantor for the amount equivalent to their shareholding in the Related Party, guaranteeing the obligations of SPE in case of their default, enabling the bank guarantee.	68,000
Eletrobras and Fundação Eletrobras de Seguridade Social (“Eletros”)	11/5/2023	This transaction provides for the transfer of amounts from Eletrobras to the Fundação Eletros in order to maintain the economic and financial equilibrium of the BD Eletrobras and CD Eletrobras Plans – portion of Deferred Proportional Benefit Paid Off (BPDS). Furthermore, there was a replacement and inflation adjustment of the guarantees granted by Eletrobras to the balancing of the deficits for the financial years 2013 and 2015 of the Eletrobras BD Plan.	185,023

39.2 - Transactions with related parties

The commercial transactions and respective balances with related parties of the consolidated are summarized below:

	12/31/2023			12/31/2022
	Jointly controlled		Post-employment	Jointly controlled		Post-employment
Reserve	companies	Associates	benefit entities	companies	Associates	benefit entities
Assets
Clients	53,495	—	—	37,741	23,970	—
Accounts Receivable	—	—	—	14,725	17,064	—
Dividends / Interest on own capital receivable	230,199	599,676	—	180,213	615,740	—
Loans and financing receivable	—	0	—	—	587,067	—
Other assets	709	46,307	146,981	—	78,147	136,375
	284,403	645,983	146,981	232,679	1,321,988	137,307

Passive items
Suppliers	23,121	—	459	17,268	9,273	231
Provisions	—	—	285,659	—	—	620,691
Social security contribution	—	—	29,237	—	—	32,991
Actuarial debt agreements	—	—	3,014,599	—	—	2,414,180
sundry obligations	496	—	2,081	—	—	11,079
Loans and financing	—	—	1,172	—	—	4,892
Purchase of electricity	49,584	—	—	20,379	9,273	—
Accounts Payable	39,414	—	—	39,400	—	137,718
Other liabilities	—	—	141,649	—	—	124,354
	112,615	—	3,474,856	77,047	18,546	3,346,136

	12/31/2023			12/31/2022
	Jointly controlled		Post-employment	Jointly controlled		Post-employment
Result	companies	Associates	benefit entities	companies	Associates	benefit entities
Revenue from the use of Electricity	179,157	—	—	161,651	142,852	—
Income from services rendered	43,649	—	—	100,981	3,223	—
Other Revenues	2,276	—	10,838	551,180	—	84,103
Interest Income, Commissions and Exchange Rates and Variations	65,732	13,804	—	(38,071)	180,134	—
Purchase/sale of electricity	35,514	—	—	(659,912)	(70,650)	—
Network Use Charges	(104,629)	—	—	(102,805)	(29)	—
Taxes	—	—	—	—	—	(2,650)
Other Expenses	(133,289)	(78,768)	(107,915)	(311,396)	(209)	(557,258)
Financial expenses	—	—	(14,618)	—	—	(140,730)
	88,410	(64,964)	(111,695)	(298,372)	255,321	(616,535)

39.3 - Remuneration of key personnel

	12/31/2023	12/31/2022
Short-term benefits	75,140	41,302
Post-employment benefits	6,613	756
Shares based remuneration	37,358	—
Other long-term benefits	—	2,055
	119,111	44,113

Accounting Policy

In the consolidated financial statements, the Company eliminates existing intercompany transactions and balances with related parties, except in relation to those between Eletrobras and its subsidiaries measured at fair value through profit or loss.

In accordance with its policy, the Company may carry out transactions with related parties to take advantage of synergies and achieve operational efficiency, thus improving its jointly considered result. Being carried out at prices and conditions defined between the parties, which take into account the conditions that could be practiced in the market with unrelated parties, ensuring that there is no business that exclusively benefits one of the parties.

Negotiations and decision-making processes shall be effective, independent and equipped with commutativity or appropriate compensatory payment. Thus, it avoids undue favoring of the related party to the detriment of the interest of society.

NOTE 40 - ASSETS AND LIABILITIES HELD FOR SALE

The table below shows the assets and liabilities classified as held for sale on December 31, 2023:

	12/31/2023	12/31/2022
Livramento Holding S.A.	—	80,317
Chapada Piauí I	70,561	144,574
Chapada Piauí II	151,411	176,117
Energética Águas da Pedra S.A.	—	286,775
Neoenergia Coelba	—	468
Neoenergia Cosern	—	63
Neoenergia Afluente T	—	45
Candiota	30,977	—
Thermal projects	2,934,192	—
Total Assets	3,187,141	688,359

Livramento Holding S.A.	—	170,448
Thermal projects	274,464	—
Total Liabilities	274,464	170,448

In December 2023, the Company, in order to seek business opportunities to expand and to adjust its investments in a sustainable manner, identified the assessment of alternative strategies for disposal of its natural gas power stations, for the amount of R$ 2,659,728, after recognition of provision in the measurement at fair value of R$ 632,087. See note 35.1.

Additionally, the Company continues its commitment to its plan to sell Chapadas do Piaui I and II, and because of that, using the guidance from IFRS 5 – Non-current asset held for sale and discontinued operation, keep being recorded as an asset. The conclusion of the transaction is expected for March 2024.

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

Non-current assets (or the group of assets) classified as intended for sale are measured lower than the book value previously recorded and fair value less cost to sell.

NOTE 41 – DISCONTINUED OPERATIONS

As provided for in Law no. 14.182/2021, the capitalization of Eletrobras was conditional on the business restructuring to maintain the control, direct or indirect of the Union, of the companies Eletronuclear and the portion belonging to Brazil in the binational entity Itaipu Binacional, through the transfer of control to ENBpar.

As Eletronuclear and the shareholding belonging to Brazil in Itaipu Binacional represented an important separate line of business in the segments of nuclear power generation and commercialization, respectively, the transactions of these segments came to be presented in these accounting statements as discontinued operations. Thus, the information of the result from the period and the comparative cash flow are being published in accordance with the accounting pronouncement IFRS 5, to present the transactions of the segments mentioned above separately from the continued operations.

●	Statement of Result

	12/31/2023	12/31/2022	12/31/2021
Net operating revenue	—	2,050,414	3,004,947
Operating costs	—	(1,028,577)	(2,282,619)
Operating expenses	—	(360,765)	(517,680)
Operating income before financial result	—	661,072	204,648

Net financial result	(332,014)	(356,990)	(629,925)
Result from equity investments	—	(68,490)	360,128
Other Income and Expenses	—	896,658	—
Operating Income Before Taxes	(332,014)	1,132,250	(65,149)
Income tax and social contribution expense	—	(145,465)	(20,081)
Profit (loss) from discontinued operations	(332,014)	986,785	(85,230)

Other Income and Expenses balance refers to the earnings resulting from the transfer of Itaipu Binacional, whereas the other line items refer to the deconsolidation of Eletronuclear. For more information, see note 1.2.1.

●	Cash flow

	12/31/2023	12/31/2022	12/31/2021
Net cash used in operating activities	—	(2,908,844)	(600,801)
Net cash from (used in) financing activities	—	(174,814)	2,105,924
Net cash from (used in) investing activities	952,036	3,079,754	(1,503,660)
Net cash from (used in) investment activities of discontinued operations	952,036	(3,904)	1,463

Accounting practice

A discontinued operation is a component of a business of the Company that is to be discontinued and that comprehends operations and cash flows that may clearly be distinguished from the rest of the operations of the Company and that:

●	represent an important separate line of business or geographical area of operations;
●	are part of an individual coordinated plan to sell an important separate line of business or geographical area of operations; or
●	are a subsidiary acquired exclusively with the objective of resale.

The classification as a discontinued operation occurs through the disposal, or when the operation attend to the criteria to be classified as held for sale, if this occurs before.

NOTE 42 – SUBSEQUENT EVENTS

42.1 - Sale of the Candiota thermal power station complex

In January 2024, the Company concluded the sale of the Candiota thermal power station complex (350 MW) to the group Âmbar Energia S.A. See note 40.

42.2 - Transmission auction nº 01/2024

In March 2024, Eletrobras, through its subsidiary Eletronorte, won lots 1, 3, 5 and 9 in transmission auction No. 01/2024 promoted by ANEEL. Each lot has a concession period of 30 years, including licensing, construction and operation.

		ANEEL maximun	Auctioned Permitted
		Permitted Annual	Annual Revenues		Capex ANEEL	ANEEL term	Concession term
Lot	Location (FUs)	Revenues (R$millions)	(R$millions)	Discount %	(R$millions)	(mês)	(years)
1	CE/PI	284.5	162.4	42.93	1,768.7	60	30
3	CE	156.7	114.5	26.94	983.4	60	30
5	CE/PB/PE/AL/BA/PI	438.6	302.0	31.14	2,649.7	66	30
9	SC	287	1,164	594	1,906	42	30

42.3 – Issuance of debentures

In April 2024, the Company settled the 5th issuance of simple debentures, in the amount of R$ 3,008,795, divided into: (i) R$ 1,988,895 in the primary series; and (ii) R$ 1,019,900 in the secondary series. In the same period, the closing of Chesf's offer regarding the 2nd issuance of simple debentures in the total amount of R$ 1,000,000 took place. The settlement occurred under a firm commitment and best-efforts basis.

Ivan de Souza Monteiro

President

Eduardo Haiama

Executive Vice-President of Finance and Investor Relations

Marcos José Lopes

Director of Accounting – CRC-RJ 100854/O

Antônio Varejão de Godoy

Executive Vice-President of Operations and Safety

Camila Gualda Sampaio Araújo

Executive Vice-President of Governance, Risk and Compliance

Elio Gil de Meirelles Wolff

Executive Vice-President of Strategy and Business Development

Ítalo Tadeu de Carvalho Freitas Filho

Executive Vice-President of Trading

José Renato Domingues

Executive Vice-President of People, Management and Culture

Juliano de Carvalho Dantas

Executive Vice-President of Innovation, R&D and IT

Marcelo de Siqueira Freitas

Legal Executive Vice-President

Renato Costa Santos Carreira

Executive Vice-President of Supplies and Services

Robson Pinheiro Rodrigues de Campos

Executive Vice-President of Engineering and Expansion

Rodrigo Lima Nascimento

Executive Vice-President of Regulation and Institutional Relations