Form 20-F
period 2024-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2025-04-17
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

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

Avenida Graça Aranha 26 19th floor, Centro, CEP 20030-900, Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

Eduardo Haiama Chief Financial and Investor Relations Officer (55 21) 2514-6435 — vfr@eletrobras.com.br Avenida Graça Aranha 26 19th floor, CEP 20030-900 - Rio de Janeiro — RJ — Brazil
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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024 was

1,977,787,007 Common Shares
142,559 Class A Preferred Shares
272,704,393 Class B Preferred Shares
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Yes ☒ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Yes ☐ No

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

We have prepared our consolidated annual financial statements as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 (Consolidated Financial Statements) in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IFRS Accounting Standards), including the interpretations issued by the IFRS Interpretations Committee (IFRIC® Interpretations) or by its preceding body, Standing Interpretations Committee (SIC® Interpretations).

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

On July 1, 2024, after all conditions precedent were met, the merger of Furnas into us was completed. Accordingly, as from July 1, 2024, all rights and obligations of Furnas were absorbed by us and Furnas ceased to exist as a separate legal entity.

On June 17, 2022, our Privatization was consummated pursuant to the guidelines established by the Eletrobras Privatization Law. See “Item 4. Information on the Company—A. History and Development—Privatization” for further details.

Since 2017, we have decreased our SPEs from 178 to 63 SPEs as of December 31, 2024. The goal for the upcoming years is to grow and expand our investments, through participations in transmission auctions and investments in our generation assets.

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

GLOSSARY

●	“ADS” refers to a U.S. dollar-denominated equity share representing a specified number of shares in a foreign company. ADSs are issued by a depositary bank and traded on U.S. stock exchanges, allowing investors to indirectly own shares of non-U.S. companies. Each ADS corresponds to a specific number of the foreign company’s shares, which are held by a custodian bank in the issuer’s home country. Our ADSs are traded on the NYSE under the ticker symbol EBR, and each ADS represents one common share.
●	“Amazonas D” refers to the former name of Amazonas Energia S.A., a distribution company operating in the state of Amazonas.
●	“Amazonas Energia” refers to Amazonas Energia S.A., a privately held distribution company operating in the state of Amazonas, formerly Amazonas D prior to its privatization.
●	“Amazonas GT” refers to Amazonas Geração e Transmissão de Energia S.A., a generation and transmission company operating in the state of Amazonas, consolidated by Eletronorte.
●	“ANEEL” refers to the Agência Nacional de Energia Elétrica, the Brazilian Electric Power Regulatory Agency.
●	“Annual General Meeting (AGM)” refers to the Annual Meeting of Shareholders.
●	“Auren Energia” refers to the new name of CESP after its corporate reorganization in 2022.

●	“B3” refers to B3 S.A.—Brasil, Bolsa Balcão, the Brazilian Stock Exchange, formerly known as BM&F Bovespa, the São Paulo Stock Exchange.
●	“Bankruptcy Law” refers to Law No. 11,101/2005, as amended.
●	“Basic Network” refers to interconnected transmission lines, energy transformers and equipment with voltage equal to or higher than 230 kV, or installations with lower voltage as determined by ANEEL.
●	“BNDES” refers to Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank.
●	“Boa Vista Energia” refers to the former name of Roraima Energia S.A., a distribution company operating in the city of Boa Vista, in the state of Roraima.
●	“Brazilian GAAP” refers to Brazilian generally accepted accounting principles.
●	“Brazilian Anticorruption Law” refers to Law No. 12,846/2013 and Decree No. 8,420/2015, collectively.
●	“Brazilian Corporate Law” refers to Lei das Sociedades por Ações - Lei das S.A., or Law No. 6,404/1976, as amended, which provides for joint-stock companies.
●	“Brazilian Payment System (SPB)” refers to Sistema de Pagamentos Brasileiro, the infrastructure regulated by the Central Bank of Brazil that facilitates secure and efficient financial transactions, including payments, transfers, and settlements. It integrates banks, financial institutions, and payment service providers, supporting key money transfer systems like PIX, TED, DOC, and interbank settlements.
●	“BRR” refers to Base de Remuneração Regulatória, or Regulatory Remuneration Base.
●	“CADE” refers to Conselho Administrativo de Defesa Econômica, the Brazilian Antitrust Authority.
●	“Capacity charge” refers to the charge for purchases or sales based on contracted firm capacity whether or not consumed.
●	“CBS” refers to Contribuição Social sobre Operações com Bens e Serviços; a new social contribution tax introduced by Constitutional Amendment No. 132/23 as part of Brazil’s tax reform. It replaces the Social Integration Program (PIS) and the Social Security Financing Contribution (COFINS) on transactions involving goods and services.
●	“CCAF” refers to the federal mediation and conciliation chamber (Câmara de Mediação e de Conciliação da Administração Pública Federal - CCAF).
●	“CCC Account” refers to Conta de Consumo de Combustível, or Fuel Consumption Account.
●	“CCEAR” refers to Contratos de Comercialização de Energia no Ambiente Regulado, contracts for the commercialization of energy in the Regulated Market.
●	“CCEE” refers to Câmara de Comercialização de Energia Elétrica, the Brazilian electric energy trading chamber.
●	“CDE Account” refers to Conta de Desenvolvimento Energético, the energy development account.
●	“CDI” refers to Interbank Certificate of Deposit.
●	“Central Bank” refers to the Central Bank of Brazil.
●	“CEA” refers to Companhia de Eletricidade do Amapá S.A.
●	“CEAL” refers to the former name of Equatorial Energia Alagoas, a distribution company operating in the state of Alagoas.
●	“CELG-D” refers to Enel Distribuição Goiás, a former distribution subsidiary of Eletrobras.

●	“CELPE” refers to Companhia Energética de Pernambuco S.A.
●	“CEPEL” refers to Centro de Pesquisas de Energia Elétrica, a research centre of the Brazilian electric sector.
●	“CEPISA” refers to the former name of Equatorial Energia Piauí, a distribution company operating in the state of Piauí.
●	“CERON” refers to the former name of Energisa Rondônia, a distribution company operating in the state of Rondônia.
●	“CERR” refers to Companhia Energética de Roraima, a generation and distribution company operating in the state of Roraima.
●	“CESP” refers to Companhia Energética de São Paulo, now Auren Energia.
●	“CGT Eletrosul” refers to Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, a subsidiary of Eletrobras, which is the resulting entity following the merger of Eletrosul into CGTEE.
●	“CGTEE” refers to Companhia de Geração Térmica de Energia Elétrica, one of our former generation subsidiaries.
●	“CGU” refers to Controladoria-Geral da União, the General Federal Inspector’s Office.
●	“CHESF” refers to Companhia Hidroelétrica do São Francisco, one of our generation and transmission subsidiaries.
●	“CMN” refers to Conselho Monetário Nacional, the highest authority responsible for Brazilian monetary and financial policy.
●	“CNEN” refers to Comissão Nacional de Energia Nuclear S.A., the Brazilian national commission for nuclear energy.
●	“CNPE” refers to Conselho Nacional de Política Energética, the National Council of Energy Policy, the advisory agency to the President of the Republic of Brazil for the formulation of policies and guidelines in the energy sector.
●	“COANGRA” refers to Comitê Estatutário de Acompanhamento do Projeto da Usina Termonuclear Angra, a statutory committee created at Eletronuclear to monitor the construction work of the Angra 3 nuclear plant.
●	“Code” refers to the U.S. Internal Revenue Code of 1986, as amended.
●	“COFINS” refers to Contribuição para o Financiamento da Seguridade Social, the tax contribution for the financing of social security.
●	“Concessionaires or concessionaire companies” refers to companies to which the Brazilian Government transfers rights to supply electrical energy services (generation, transmission, distribution) to a particular region in accordance with agreements entered into between the companies and the Brazilian Government pursuant to Law No. 8,987/1995 and Law No. 9,074/1995 (together, the “Concessions Laws”).
●	“COVID-19” refers to the coronavirus pandemic.
●	“CPPI” refers to Conselho do Programa de Parcerias de Investimentos, the Investment Partnerships Program Council, which is the government entity that evaluates and recommends PPI projects to the president and advises on partnerships relating to PPI projects.
●	“CTEEP” refers to Companhia de Transmissão de Energia Elétrica Paulista, one of our transmission affiliates. The new name of CTEEP is ISA Energia.
●	“CVM” refers to Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission.

●	“CVM Resolution No. 13/2020” refers to the resolution that establishes rules for the registration, disclosure, and reporting obligations of foreign investors in the Brazilian capital markets. It defines the requirements for non-resident investors to operate in Brazil, including the need for registration with the CVM and the Central Bank, appointment of a legal representative, and compliance with local reporting standards. The resolution aims to enhance transparency and regulatory oversight of foreign investments in Brazil.
●	“CVM Resolution No. 80/2022” refers to the resolution that provides for the registration and provision of periodic and eventual information of issuers of securities admitted to trading on regulated securities markets.
●	“Cumulative voting rights” refers to Voto múltiplo. Article 141 of the Brazilian Corporate Law and CVM regulations allow shareholders holding more than 10% of the voting capital to request cumulative voting rights, a system that enhances minority shareholder representation by allowing them to concentrate their votes on one or more candidates. Under this process, each voting share receives a number of votes equal to the board seats being filled, which can then be allocated to a single candidate or spread among multiple candidates.
●	“Depositary Bank” refers to Citibank, N.A., the depositary bank for our ADSs in the U.S.
●	“Distribution” refers to the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers through a distribution system. Electricity reaches consumers such as residential consumers, small industries, commercial properties and public utilities at a voltage of 220/127 volts.
●	“Distributor” refers to an entity supplying electrical energy to a group of customers using a distribution network.
●	“EIA” refers to Estudo de Impacto Ambiental, Environmental Impact Study.
●	“Electricity Regulatory Law” refers to Law No. 10,848/2004 (Lei do Novo Modelo do Setor Elétrico), enacted on March 15, 2004, which regulates the operations of companies in the electricity industry.
●	“Eletroacre” refers to the former name of Energisa Acre, a distribution company operating in the state of Acre.
●	“Eletrobras” refers to Centrais Elétricas Brasileiras S.A. — Eletrobras.
●	“Eletrobras Privatization Law” refers to Law No. 14,182/2021, resulting from the conversion of Provisional Measure No. 1031, of February 23, 2021.
●	“Eletronorte” refers to Centrais Elétricas do Norte do Brasil S.A., one of our generation and transmission subsidiaries.
●	“Eletronuclear” refers to Eletrobras Termonuclear S.A., one of our former generation subsidiaries and current generation affiliate as of the consummation of our Privatization.
●	“Eletronuclear Debentures” has the meaning given to it in “Item 4. Information on the Company—A. History and Development—Settlement with the Brazilian Government.”
●	“Eletropar” refers to Eletrobras Participações S.A., a holding company subsidiary created to hold equity investments (formerly, Light Participações S.A. — LightPar). Eletropar is in the process of being merged into us since 2023, when the studies began. On March 28, 2024, Eletropar, through a relevant communication, informed that its Board of Directors will submit to the General Shareholders’ Meeting to be held on April 29, 2025, the approval of the Company’s merger into us.
●	“Eletrosul” refers to Eletrosul Centrais Elétricas S.A., one of our former generation and transmission subsidiaries.
●	“Energy charge” refers to the variable charge for purchases or sales based on actual electricity consumed.
●	“ENBPar” refers to Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A., the new holding company directly owned by the Brazilian Government that controls Brazil’s 50% interest in Itaipu and is the controlling shareholder of Eletronuclear.
●	“EPE” refers to Empresa de Pesquisa Energética, the Brazilian Energy Research Company.

●	“ERP” refers to Enterprise Resource Planning.
●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.
●	“Extraordinary General Meeting (EGM)” refers to the Extraordinary Meeting of Shareholders.
●	“Final consumer or end user” refers to a party who uses electricity for its own needs.
●	“FND” refers to Fundo National do Desestatização, the national privatization fund.
●	“Foreign investor” refers to individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil.
●	“Free consumers” refers to customers that were connected to the system after July 8, 1995 and have a contracted demand above 3 MW at any voltage level or customers that were connected to the system prior to July 8, 1995 and have a contracted demand above 3 MW at a voltage level higher than or equal to 69 kV.
●	“Free Market” refers to Ambiente de Contratação Livre, the Brazilian unregulated energy market.
●	“FUNAI” refers to Fundação Nacional do Índio, National Indian Foundation.
●	“Furnas” refers to Furnas Centrais Elétricas S.A., former generation and transmission subsidiary which was merged into us in 2024.
●	“GAG Melhoria” refers to Custo da Gestão dos Ativos de Geração, Generation Asset Management Costs.
●	“Gigawatt (GW)” refers to one billion watts.
●	“Gigawatt hour (GWh)” refers to one gigawatt of power supplied or demanded for one hour, or one billion watt-hours.
●	“Global Offering” refers to the offering described in “Item 4. Information on the Company—A. History and Development—Privatization.”
●	“Global Offering Settlement Date” refers to June 17, 2022, the date when the Global Offering was settled.
●	“GSF” refers to Generation Scaling Factor, which applies when there is a deficit in the hydroelectric energy generation.
●	“High voltage” refers to a class of nominal system voltages equal to or greater than 100,000 volts (100 kVs) and less than 230,000 volts (230 kVs).
●	“Hydroelectric plant or hydroelectric facility or hydroelectric power unit” refers to a generating unit that uses waterpower to drive the electric generator.
●	“IBAMA” refers to Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis, the Brazilian Environmental Authority.
●	“IBGC” refers to Instituto Brasileiro de Governança Corporativa, the Brazilian Institute of Corporate Governance.
●	“IBGE” refers to Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics.
●	“IBS” refers to Imposto sobre Operações com Bens e Serviços, a new consumption tax introduced by Constitutional Amendment No. 132/23 as part of Brazil’s tax reform. It replaces multiple federal, state, and municipal taxes, including IPI, PIS, COFINS, ICMS, and ISS, unifying them into a single tax on transactions involving goods and services, charged on consumption.

●	“Ibovespa Index (IBOV)” refers to B3’s benchmark stock index, representing the performance of the most actively traded and liquid stocks in the Brazilian market. It is a market-capitalization-weighted index, designed to reflect the overall sentiment and trends of Brazil’s equity market. The Ibovespa is widely used by investors as a key indicator of the Brazilian economy and stock market performance.
●	“ICMS” refers to Imposto sobre Circulação de Mercadorias e Serviços, the State Tax on Circulation of Goods and Services.
●	“IFRS” refers to Accounting Standards International Financial Reporting Standards as issued by the International Accounting Standards Board.
●	“IGP-M” refers to Índice Geral de Preços—Mercado, the Brazilian general market price index, similar to the retail price index.
●	“INB” refers to Indústrias Nucleares do Brasil S.A., Brazil Nuclear Industries, which produces uranium.
●	“Installed capacity” refers to the level of electricity which can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer.
●	“Interconnected Power System” refers to Sistema Interligado Nacional, the system or network for the transmission of energy, connected by means of one or more links (lines and/or transformers).
●	“IPCA” refers to Índice de Preços ao Consumidor Amplo, Brazil’s official consumer price index, released monthly, measuring inflation through changes in the cost of a broad basket of goods and services for households earning 1 to 40 minimum wages.
●	“IRPJ and CSLL” refers to corporate income tax and social contribution tax on net profits.
●	“ISA Energia” refers to the new name for CTEEP.
●	“Isolated System” refers to generation facilities in the North of Brazil not connected to the Interconnected Power System.
●	“Itaipu” refers to Itaipu Binacional, the hydroelectric generation facility owned equally by Brazil and Paraguay.
●	“Itaipu Treaty” refers to the treaty entered into between Brazil and Paraguay.
●	“Kilovolt (kV)” refers to one thousand volts.
●	“Kilowatt (kW)” refers to 1,000 watts.
●	“Kilowatt Average (kWavg)” refers to average watts of power supplied or demanded for one hour.
●	“Kilowatt Hour (kWh)” refers to one kilowatt of power supplied or demanded for one hour.
●	“Lava Jato Investigation” refers to the investigation described in “Item 4. Information on the Company—E. Compliance.”
●	“Law No. 13,303/2016” refers to the State-Owned Companies Law, which establishes governance, transparency, and compliance rules for Brazilian state-owned and mixed-capital companies.
●	“Law No. 14,286/2021” refers to a Brazilian law modernizing the foreign exchange market, regulating Brazilian capital abroad and foreign capital in Brazil.
●	“LI” refers to Licença de Instalação, or Installation License.
●	“LGPD” refers to the General Data Protection Law or Law No. 13,709/2018.
●	“LP” refers to Licença Prévia, or Preliminary License.

●	“Low or Nil Tax Jurisdiction” refers to a country or location that (1) does not impose taxation on income, (2) imposes income tax at a maximum rate lower than 17.0% or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. The list of jurisdictions considered Low or Nil Taxation Jurisdictions by the Brazilian tax authorities is currently provided in Normative Ruling No. 1,037/2010.
●	“MAE” refers to Brazil’s former Wholesale Electricity Market, where electricity trading occurred between generators, distributors, and free consumers before being replaced by the Câmara de Comercialização de Energia Elétrica (CCEE) in 2004.
●	“MESA” refers to Madeira Energia S.A., Eletrobras’ subsidiary.
●	“MESA Arbitration” refers to the arbitration described in “Item 8–Financial Information–Litigation–Arbitration–MESA Arbitration.”
●	“Megawatt (MW)” refers to one million watts.
●	“Megawatt hour (MWh)” refers to one megawatt of power supplied or demanded for one hour, or one million watt-hours.
●	“Mixed capital company” refers to a company with public and private sector shareholders, but controlled by the public sector, pursuant to Brazilian Corporate Law.
●	“MME” refers to Ministério de Minas e Energia, the Brazilian Ministry of Mines and Energy.
●	“MPF” refers to Ministério Público Federal, the federal prosecutor’s office.
●	“MRE refers to Mecanismo de Realocação de Energia, the Energy Reallocation Mechanism.
●	“National Environmental Policy Act” refers to Law No. 6,938/1981, as amended.
●	“NBTE” refers to Norte Brasil Transmissora de Energia S.A., a special purpose entity that operates in transmission and distribution of electricity.
●	“Nível 1 of B3” refers to B3’s Level 1 of corporate governance, a listing segment requiring basic corporate governance beyond Brazilian law.
●	“Novonor” refers to the former Odebrecht S.A., a Brazilian conglomerate that provides engineering and infrastructure construction services.
●	“Non-Brazilian holder” refers to a holder who is not considered domiciled in Brazil for Brazilian tax and regulatory purposes.
●	“NYSE” refers to the New York Stock Exchange.
●	“OECD” refers to the Organization for Economic Co-operation and Development.
●	“ONS” refers to Operador Nacional do Sistema Elétrico, the national electricity system operator.
●	“PAR Procel” refers to Procel Resource Application Plans.
●	“PDV” refers to Plano de Demissão Voluntário, the Voluntary Dismissal Plan.
●	“PDC” refers to Plano de Demissão Consensual, one of our Consensual Dismissal Plans.
●	“PIEs” refers to Independent Power Producers.
●	“PLD” refers to Preço de Liquidação das Diferenças, or settlement price of differences, Brazil’s weekly electricity spot market settlement price, set by the CCEE to balance supply and demand differences.
●	“PND” refers to Programa Nacional de Desestatização, or National Privatization Program.

●	“PPI” refers to Programa de Parceria de Investimentos da Presidência da República, the Investments Partnership Program of the Brazilian Government created to expand and accelerate the partnerships between the Brazilian Government and private entities.
●	“Procel” refers to Programa Nacional de Combate ao Desperdício de Energia Elétrica, the national electrical energy conservation program.
●	“Proinfa” refers to Programa de Incentivo às Fontes Alternativas de Energia Elétrica, the program for incentives to develop alternative electric energy sources.
●	“PwC” refers to PricewaterhouseCoopers Auditores Independentes Ltda.
●	“RAG” refers to Receita Anual de Geração, the annual generation revenue.
●	“RAP” refers to Receita Anual Permitida, the annual permitted transmission revenues.
●	“RBNI” refers to Rede Básica Novas Instalações, the Basic Network of New Installations.
●	“RBSE” refers to Rede Básica do Sistema Existente, the Basic Network of the Existing System.
●	“RC No. 13” refers to Resolução Conjunta No. 13, a joint resolution of the Brazilian Central Bank and the CVM, which came into force on January 1, 2025, and revoked Resolution No. 4,373. Under the provisions of RC No. 13, foreign investors trading directly on Brazilian stock exchanges or on organized over-the-counter markets must meet specific requirements. See “Item 9C. Markets—Investment in our Preferred Shares by Non-Residents of Brazil.”
●	“Regulated Market” refers to Ambiente de Contratação Regulada, the Brazilian regulated energy market.
●	“Reference Form” refers to Formulário de Referência, the annual disclosure form for Brazilian public companies, mandated by CVM.
●	“RGR Fund” refers to Reserva Global de Reversão, a fund funded by consumers and providing compensation to all concessionaires for non-renewal or expropriation of their concessions used as a source of funds for the expansion and improvement of the electrical energy sector.
●	“SAESA” refers to the wholly owned parent of Santo Antônio Energia S.A.
●	“SAESA Arbitration” refers to the arbitration described in “Item 8–Financial Information–Litigation–Arbitration–Arbitration Relating to Santo Antônio.”
●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended.
●	“SELIC rate” refers to an official overnight government rate applied to funds traded through the purchase and sale of public debt securities established by the special system for custody and settlement.
●	“Settlement Agreement” refers to the settlement agreement entered into on March 26, 2025, by us and the Brazilian Government, as further described in “Item 4. Information on the Company—A. History and Development—Settlement with the Brazilian Government.”
●	“SIN” refers to Sistema Interligado Nacional, Brazil’s National Interconnected System, linking power grids nationwide.
●	“Small hydroelectric power plants” refers to power plants with capacity from 1 MW to 30 MW.
●	“SOE” refers to a state-owned enterprise.
●	“SOFR” refers to the Security Overnight Financing Rate.
●	“SPE” refers to a special purpose entity.

●	“STF” refers to Supremo Tribunal Federal, the Brazilian Federal Supreme Court.
●	“STJ” refers to Superior Tribunal de Justiça, the Brazilian Superior Court of Justice.
●	“Substation” refers to an assemblage of equipment that switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.
●	“TCFD” refers to the Task Force on Climate-related Financial Disclosures.
●	“TCU” refers to Tribunal de Contas da União, the Brazilian Federal Audit Court.
●	“TFSEE” refers to Taxa de Fiscalização de Serviços de Energia Elétrica, the fee for the supervision of electricity energy services.
●	“Thermoelectric plant or thermoelectric power unit” refers to a generating unit that uses combustible fuel, such as coal, oil, diesel natural gas or another hydrocarbon as the source of energy to drive the electric generator.
●	“TJLP” refers to Taxa de Juros de Longo Prazo, Brazil’s former Long-Term Interest Rate, set quarterly by the National Monetary Council (CMN) and used for BNDES financing until it was replaced by the TLP (Taxa de Longo Prazo) in 2018.
●	“TPR” refers to Transações com Partes Relacionadas, or Related-Party Transactions.
●	“Transmission” refers to the bulk transfer of electricity from generating facilities to the distribution system at the load center station by means of the transmission grid (in lines with a capacity between 69 kV and 525 kV).
●	“TRF” refers to Tribunal Regional Federal, the Regional Federal Courts that are the courts of appeal of Federal Courts of Brazil.
●	“TSLE” refers to Transmissora Sul Litorânea de Energia S.A., a special purpose entity that transmits and distributes electricity, as well as offers natural gas trading, power consumer management, and other related products.
●	“TUSD” refers to a tariff for the use of the distribution system.
●	“TUST” refers to a tariff for the use of the transmission system.
●	“U.S. GAAP” refers to United States generally accepted accounting principles.
●	“UBP Fund” refers to Fundo de Uso de Bem Público, a public asset use fund, a Brazilian investment fund leveraging public assets to finance energy sector projects.
●	“UTE” refers to Administración Nacional de Usinas y Transmisiones Elétricas, a Uruguayan state-owned company.
●	“Volt (V)” refers to the basic unit of electric force analogous to water pressure in pounds per square inch.
●	“WHT” refers to withholding tax.
●	“Watt” refers to the basic unit of electrical power.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report includes certain forward-looking statements, including statements regarding our intent, belief or current expectations or those of our officers with respect to, among other things, our financing plans, trends affecting our financial condition, results of operations, and the impact of plans and strategies. These forward-looking statements are subject to risks, uncertainties, and contingencies including, but not limited to, the following:

●general economic, regulatory, political and business conditions in Brazil and abroad, including those resulting from the changes in administration in the United States, the military conflict between Russia and Ukraine, escalation of the conflict between Israel and Hamas into Lebanon and Iran, and general instability in the Middle East and their respective impacts on the global economy, as well as any related developments;
●any judicial, political or other challenges to our Privatization;
●interest rate fluctuations, inflation and the value of the Brazilian real in relation to the U.S. dollar;
●changes in volumes and patterns of customer electricity usage;
●the impact of our ongoing and future litigation, criminal investigation and administrative proceedings;
●our ability to maintain our current market share;
●competitive conditions in Brazil’s electricity generation market and transmission market through auctions;
●our level of debt and ability to obtain financing on favorable terms or at all;
●the likelihood that we will receive payment in connection with account receivables;
●the impacts of climate change, including changes in rainfall and water levels at the reservoirs used to run our hydroelectric power generation facilities, impacting our generation and transmission activities;
●any failures in our information technology systems, information security systems, and telecommunications systems;
●the impact of strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors;
●our financing and capital expenditure plans;
●our ability to serve our customers on a satisfactory basis;
●our ability to execute our business strategy, including our growth strategy and financing and capital expenditure plans;
●existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area, hydroelectric risk and other matters;
●adoption of measures by the granting authorities in connection with our current and future concession agreements;
●changes in other laws and regulations, including, among others, those affecting tax and environmental matters;
●the potential outcome of any corruption-related ongoing investigations in Brazil and the potential initiation of new ones, including any economic, political, legal and reputational effects;
●the imposition of administrative penalties in respect of any default under our concession agreements executed with the Brazilian Government and any non-compliance with ANEEL’s regulatory provisions;

●the impact of widespread health developments, epidemics, natural disasters and other catastrophes, such as the COVID-19 outbreak, and the governmental, commercial, consumer and other responses thereto;
●the likelihood that we receive all the debt payments that Amazonas D owes to us and our subsidiary, Eletronorte;
●the likelihood that we make payments or are required to record further provisions in respect of compulsory loans;
●the outcome of our tax, civil and other legal proceedings, including class actions or enforcement or other proceedings brought by governmental and regulatory agencies; and
●other risk factors as described in “Item 3.D Key Information—Risk Factors.”

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

Risks Relating to our Company

●	Following the consummation of our Privatization, we are subject to continuing obligations that expose us to certain ongoing risks.
●	Our Privatization is being challenged in court and was the subject of a mediation with the Brazilian Government. These challenges and their effects may make it more difficult for us to raise capital, maintain our investments and current market share, as well as negatively affect our operations, long-term debt ratings, the price of our shares and ADS, and our ability to finance our operations at favorable rates.
●	We may not receive all debt owed to us and our subsidiary, Eletronorte, by Amazonas Energia.
●	We are exposed to claims for our historic management of certain sectoral funds and governmental programs.

Risks Relating to our Management

●	The success of our operations and implementation of our strategy depends in large part on our ability to retain key personnel and cultivate a high-performance culture focused on results.

Risks Relating to our Operations

●	Our increasing reliance on energy commercialization in the Free Market exposes us to certain risks that may have an adverse effect on our revenues, results of operations, and financial condition.
●	Construction, expansion and operation of our electricity generation and transmission facilities involve significant risks that may result in loss of revenue or an increase in expenses.
●	Our results are dependent on the results of our subsidiaries, affiliates, and SPEs in which we invest and for whom we act as guarantor in respect of certain project-related loans.
●	Failures in our information technology systems, information security systems, and telecommunications systems may adversely impact us due to cyber security incidents or other reasons.
●	Our business may be impacted by political events, war, terrorism, and other geopolitical uncertainties.
●	We may not be able to prevent, detect, and timely implement corrective measures in relation to unlawful conduct in our operations by our management, employees, SPEs in which we hold interests and third-party contractors.
●	Our insurance policies may be insufficient to cover potential losses.
●	Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our business.
●	Our financial and operating performance may be adversely affected by epidemics, pandemics, natural disasters, and catastrophes.

Risks Relating to our Financial Condition

●	We have substantial financial liabilities and may be exposed to liquidity constraints, which could make it difficult to obtain financing for our planned investments.
●	We may incur substantial financial liabilities as well as unexpected expenses until Eletronuclear completes the construction of the Angra 3 nuclear power plant.
●	We are subject to certain covenants, which, in case of non-compliance, may allow the lenders under the relevant facilities to accelerate our obligations to them.
●	We are no longer entitled to indemnification payments for investments in concessions renewed pursuant to Law No. 12,783/13, which were not yet amortized.
●	We and our subsidiaries may be required to make substantial contributions to the pension plans of our current and former employees which we sponsor.
●	We may be indirectly liable for damages related to accidents involving Eletronuclear.

Risks Relating to Compliance, Legal and Regulatory Framework

●	We, our subsidiaries, and members of our management may incur losses and spend time and money defending pending litigation and administrative proceedings.
●	We may incur losses in legal proceedings relating to compulsory loans made in the period between 1962 and 1993.
●	Every five years the assured energy of our hydroelectric plants can be adjusted, and we may incur additional costs to purchase energy to comply with existing agreements.

●	Under the current rules for tariff reviews for generation and transmission concessions, we might not receive full compensation for costs incurred in the operation and maintenance of these concessions, as well as for other expenses in relation to these assets.
●	Our subsidiaries entered into a Transmission Infrastructure Usage Agreement with Eletronet No. ECE - 1,166/1999. Adverse decisions made by the relevant regulatory body in respect of this agreement may have adverse effects on our transmission revenues.
●	We are subject to risks associated with failure to comply with the applicable data protection laws, and we may be adversely affected by the imposition of fines and other types of sanctions.
●	Our generation and transmission activities are regulated and supervised by ANEEL. Our business could be adversely affected by regulatory changes.
●	Certain of our subsidiaries have adhered to installment programs for tax debts and must comply with special rules. Otherwise, these programs may be terminated and their associated benefits cancelled.
●	Following our Privatization, we are now subject to the Brazilian Bankruptcy Law. However, if any of our assets are deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgement.
●	If we fail to address issues related to the health and safety of our employees at work and the facilities where we conduct our activities, we may be adversely affected.

Risks Relating to Brazil

●	Brazil’s economy is vulnerable to external and internal shocks, which may have an adverse effect on Brazil’s economic growth and on the trading markets for securities.
●	Political uncertainty may lead to an economic slowdown and volatility in securities issued by Brazilian companies.
●	The volatility of the Brazilian real and of the inflation rate may impact our operations and cashflows.
●	Changes in tax or accounting laws, tax incentives, and benefits or differing interpretations of tax or accounting laws may adversely affect us.
●	Any downgrading of Brazil’s credit rating could adversely affect the price of our shares and ADS and our cost of funding.

Risks Relating to Environmental, Climate and Social Impacts

●	We are exposed to risks relating to the inadequate management of socioenvironmental aspects of our projects and may be held jointly liable for environmental damages caused by third parties.
●	We are subject to impacts related to hydrological conditions that may result in lower generation of hydroelectric power and adversely affect our business.
●	Climate change can have significant impacts on our business in respect of our generation and transmission activities and the costs involved in complying with changing environmental requirements can be substantial.
●	We could be held responsible for the social and environmental impacts of accidents involving the dams at our hydroelectric plants.
●	Given the nature of our generation and transmission activities, we are subject to risks related to human rights violations.

Risks Relating to our Shares and ADS

●	If you hold our preferred shares, you will have limited voting rights.
●	Our bylaws include certain provisions that limit shareholders’ voting rights and that may discourage takeovers or prevent or delay the approval of certain matters, which could negatively affect the price of our shares and ADS.
●	Exercise of voting rights with respect to ADS involves additional procedural steps.
●	The Brazilian Government has a golden share that grants it a veto power in corporate resolutions aimed at modifying our bylaws with the purpose of removing or modifying the limitation on the exercise of voting rights and entering into a shareholders’ agreement. The interests of the Brazilian Government may conflict with the interests of other holders of shares and ADS issued by us.
●	We do not have a specific controlling shareholder or controlling group, which may leave us susceptible to alliances between shareholders, conflicts between shareholders and other events arising from the absence of a controlling shareholder or a controlling group.
●	If we issue new shares or our shareholders sell shares in the future, the market price of your ADS may be reduced.
●	Political, economic and social events as well as the perception of risk in Brazil and in other countries, including the United States, European Union and emerging countries, may affect the market prices for securities in Brazil, including our shares.
●	Exchange controls and restrictions on remittances abroad may adversely affect holders of ADS.
●	Exchanging ADS for the underlying shares may have unfavorable consequences.
●	You may not receive dividend payments if we incur net losses, or our net income does not reach certain levels.
●	You may not be able to exercise preemptive rights with respect to the preferred or common shares.
●	We may need to raise additional funds in the future and may issue additional common shares, which may result in a dilution of your interest in our common shares underlying the ADS. In addition, a dilution of your interest in our common shares underlying the ADS may occur in the event of our merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.
●	International judgments may not be enforceable when considering our directors or officers’ status of residency.
●	Judgments of Brazilian courts with respect to our common shares may be payable only in Brazilian reais.
●	Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares or ADS.

Risks Relating to our Company

Following the consummation of our Privatization, we are subject to continuing obligations that expose us to certain ongoing risks.

The Eletrobras Privatization Law and related regulations included certain obligations that we and our subsidiaries must satisfy as part of our Privatization process and the related renewal of certain of our generation concessions’ contracts for a 30-year term. As of the date of this Annual Report, we continue to comply with certain conditions precedent, such as: (i) contributions to the CDE Account, the Eletronuclear Investment Agreement, and contributions to regional funds; and (ii) the optimal use of our plants - under the New Concession Agreements, we and our subsidiaries must carry out studies for the modernization and repowering of these plants.

See “Item 4. Information on the Company – A. History and Development – Privatization – Conditions for the Privatization” for further details on our progress on the implementation of these conditions precedent.

The studies on the optimal utilization of our plants must be carried out within 36 months. Any projects that are economically feasible must be implemented within 132 months from the date of the New Concession Agreements. If we do not comply, the respective concessions may be terminated.

Our compliance with these conditions subsequent requires significant investments, which may have an adverse effect on our future cash flows. Further, certain assumptions used as part of the calculation of the added value of the new concessions may not materialize, which could negatively impact projected revenues and costs for these concessions. If we do not generate sufficient cash or our credit lines are insufficient, we may not be able to meet all these obligations, which could adversely affect our results from operations, financial condition, and the price of our shares and ADRs and result in the early termination of certain concessions.

Our Privatization is being challenged in court and was the subject of a mediation with the Brazilian Government. These challenges and their effects may make it more difficult for us to raise capital, maintain our investments and current market share, as well as negatively affect our operations, long-term debt ratings, price of our shares and ADS, and our ability to finance our operations at favorable rates.

Our Privatization, as well as the legislative proceeding that resulted in the enactment of the Eletrobras Privatization Law, may further be challenged by public or private entities, regulatory bodies, consumer groups, or others, or be suspended by Brazilian courts, which could have adverse legal and reputational effects on us. In addition, the corporate restructuring, especially the change of control of Eletronuclear, may also be challenged in court. As of the date of this Annual Report, there are 18 ongoing lawsuits challenging our Privatization, including lawsuits relating to the process, preparatory acts and law approving our Privatization, in addition to direct challenges to the Privatization itself. We consider the risk of loss to be possible in respect of these lawsuits. It is possible that other parties may file further lawsuits challenging our Privatization. See “Item 4. Information on the Company—A. History and Development—Privatization” as well as “Item 8A. Consolidated Financial Statements and Other Information—Litigation—Legal Proceedings Relating to Our Privatization Process” for further information about legal proceedings related to our Privatization.

Our Privatization was also challenged by the Brazilian Government which led to a mediation before the CCAF and resulted in us signing a Settlement Agreement, as further described in “Item 4. Information on the Company—A. History and Development—Settlement with the Brazilian Government.” Although the Settlement Agreement intends to regulate the dispute about corporate governance rights for the Brazilian Government and our continuing obligations under the Eletronuclear Investment Agreement, we cannot assure that our shareholders will approve it and the resulting amendments to our bylaws or that it will be homologated by the Supreme Federal Court of Brazil, which are the final conditions to its effectiveness.

Even if the Settlement Agreement becomes effective, there are factors beyond our control that may affect its success. For example, BNDES may not be able to design a structure that ensures the economic and financial viability of the Angra 3 project that will be suitable for, and approved by, all stakeholders. Further, there can be no guarantee that we or the Brazilian Government will be able to find a new shareholder to purchase all or part of our shares in Eletronuclear upon terms that are acceptable to us and our shareholders. Continuing as a shareholder of Eletronuclear means we remain indirectly liable for any potential accidents at Eletronuclear as described in “—We may be indirectly liable for damages related to accidents involving Eletronuclear” and for the execution of any guarantees granted in respect of indebtedness of Eletronuclear prior to our Privatization. There are also uncertainties about the conversion of Eletronuclear Debentures into shares. If Eletronuclear does not comply with certain conditions precedent, including but not limited to: (i) reduce its operating expenses to the regulatory level defined by ANEEL, (ii) securing additional funding for the extension of the operational life of Angra 1, and (iii) resume the construction of Angra 3, then the Eletronuclear Debentures will not be converted into shares and we will continue to be subject to the credit risk of Eletronuclear. In any case, we continue to be liable for any existing guarantees we provided for Eletronuclear’s financings prior to our Privatization. This means that any deterioration in the financial condition of Eletronuclear exposes us to the risk of being called upon to honor these guarantees, which total R$6.1 billion as of December 31, 2024. See also “—Our results are dependent on the results of our subsidiaries, affiliates and SPEs in which we invest and for whom we act as guarantor in respect of certain project-related loans.” We also agreed that Eletronuclear may issue additional shares, thus potentially diluting our shareholding. As a result, we may no longer be afforded the corporate governance rights we currently hold.

If our Privatization continues to be challenged, it could negatively affect our ability to finance our operations at favorable rates and maintain our investments and current market share. Additionally, such challenges could also impact our ratings and the price of our shares and ADS.

We may not receive all debt owed to us and our subsidiary, Eletronorte, by Amazonas Energia.

In 2019, we completed the transfer of control of our former subsidiary Amazonas D. At that time, Amazonas D owed us R$3.9 billion and R$0.4 billion, totaling approximately R$4.3 billion of exposure to us.

As of December 31, 2024, we are a party to debt confirmation agreements between: (i) Eletrobras and Amazonas Energia, for which we have provisioned R$4.6 billion, and (ii) Eletronorte and Amazonas Energia, for which we have provisioned R$2.7 billion.

Between December 2021 and December 2023, Amazonas Energia partially defaulted in respect of its obligations related to certain energy trading agreements entered into with Eletronorte. As of December 31, 2024, the amount in default is R$1.3 billion, for which we have provisioned R$1.0 billion.

As a result of its repeated defaults, in November 2023, Eletronorte registered Amazonas Energia in ANEEL’s register of defaulters, pursuant to ANEEL Normative Resolution No. 917/2021. ANEEL recommended that the MME terminate Amazonas Energia’s electricity concession, despite Amazonas Energia requesting a transfer of corporate control as an alternative to termination.

In July 2023, a working group on the Distribution Concessions of the States of Amazonas and Rio de Janeiro (GT CDAR) reviewed the proposals of Amazonas Energia, Light Serviços de Eletricidade S.A. and Enel Distribuição Rio, which assessed the viability of their concessions. The GT CDAR presented the report on February 22, 2024, addressing the current economic and financial situation of the distribution concessions in the State of Amazonas and recommended a number of regulatory measures for the viability of the concession and the feasibility of the change in corporate control. The review of this report by the MME led to the publication of Provisional Measure No. 1,232/2024, which amended Law No. 12,111/2009, and Law No. 12,783/2013, which regulate electricity services in the Isolated System and concessions for electricity generation, transmission, and distribution, respectively. Although this Provisional Measure, published in June 2024, has not been further regulated or converted into law, it was effective until October 10, 2024, having a forward looking impact during that time.

During its validity, the provisional measure allowed for the conversion of bilateral energy contracts into reserve energy contracts executed with the CCEE, representing final energy consumers. This conversion eliminated the risk of default by Amazonas Energia from the date of the provisional measure onward regarding the majority of our credit exposure to Amazonas Energia. ANEEL authorized the conversion on a provisional basis, in compliance with the court’s preliminary decision, and it has been effective in settling contracts within the scope of the CCEE since then.

On June 10, 2024, we announced an agreement with Âmbar Energia S.A. (Âmbar Energia) for the sale of our thermal power generation assets, which included Eletronorte’s thermal plants, whose energy was previously sold to Amazonas Energia and is now sold to CCEE. This agreement provided coverage by Âmbar Energia for any potential defaults or debt obligations related to prior contracts. The operation is subject to the fulfilment of certain conditions precedent.

Our financial condition may be impacted if both the administrative measures granted based on judicial decisions provided during the Provisional Measure are challenged or reversed, and if we fail to meet the conditions precedent in our agreement with Âmbar Energia for the sale of our thermal power generation assets, which could prevent us from mitigating the credit risk associated with the current portion of those energy sale contracts.

We are exposed to claims for our historic management of certain sectoral funds and governmental programs.

We managed the RGR Fund and sectoral funds such as the CDE Account and CCC Account until April 30, 2017. As part of our Privatization process, the government programs Proinfa, Procel, Luz para Todos, and Mais Luz para a Amazônia were transferred to ENBPar. Following the transfer to ENBPar, we continue to be liable for a five-year period for any actions taken by us during our period of management pursuant to the statute of limitations set out in TCU Ordinance No. 344/2022. A proceeding filed under this Ordinance may remain inactive for up to three years. Both statutes of limitation are subject to hindrance, suspension, and interruption rules.

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

In the event that the Brazilian authorities conclude that we mismanaged any funds under these government programs, they may impose fines, as well as criminal and civil liability. In July 2019, ANEEL imposed a fine of R$51.7 million for our non-compliance in respect of the management of the CCC Account. We appealed this decision and, as of December 31, 2024, we are awaiting a ruling on our appeal.

Risks Relating to Our Management

The success of our operations and implementation of our strategy depends in large part on our ability to retain key personnel and cultivate a high-performance culture focused on results.

Our ability to successfully implement our strategic objectives is contingent upon both retaining members of our management and certain key employees, as well as fostering a high-performance culture focused on results. The technical qualifications, knowledge, and efforts of our management and certain key personnel are crucial to our operations. If any of these individuals leave, we may struggle to replace them promptly with equally qualified professionals, which could hinder our strategic initiatives.

Our strategy to position ourselves as an innovative clean energy company necessitates the development of a high-performance culture characterized by lean management, increased competitiveness, and cost reduction. This requires significant operational and managerial changes across our group companies, alongside the implementation of key performance indicators to enhance operational efficiency and safety. These changes may include the implementation of new processes, new business management systems, or updated versions of existing ones, which require the involvement of management and the engagement of professionals from different areas and could adversely affect our business operations.

We face intense competition for skilled personnel (including in the IT sector), and regulatory constraints on employee compensation may further challenge our ability to attract and retain talent. Moreover, aligning our workforce with a culture focused on performance and results is a complex process that may not be swiftly achieved.

Failure to retain essential personnel or to cultivate a culture of efficiency and excellence could adversely affect our business operations, financial condition, and growth prospects, potentially impacting on our profitability and the market value of our shares and ADS.

Risks Relating to our Operations

Our increasing reliance on energy commercialization on the Free Market exposes us to certain risks that may have an adverse effect on our revenues, results of operations, and financial condition.

As part of our Privatization, we entered into New Concession Agreements in respect of the plants that were previously subject to Law No 12,783/13 under which the energy was sold on the Regulated Market. Under the New Concession Agreements, the commercialization of energy is gradually being moved to the Free Market at a rate of 20% per annum from January 1, 2023.

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

Our commercialization planning considers the main conditions applicable to the market and our portfolio, outlining a wider commercialization strategy, aiming to mitigate market and liquidity risks through a level of controlled contracting over the years, whilst also maximizing the value of energy sales. However, if our assumptions do not hold true or if our strategy is otherwise not successful, we may suffer a relevant adverse effect on our revenues, results of operations and financial condition.

Regarding our exposure to counterparty risk, we are currently expanding our customer base in the Free Market, including smaller businesses that may be more likely to default. Given that we operate in all regions of Brazil, macroeconomic conditions in the country significantly impact consumer liquidity and defaults, which can negatively affect our operational results and financial condition.

Construction, expansion and operation of our electricity generation and transmission facilities involve significant risks that may result in loss of revenue or increase in expenses.

The construction, expansion, and operation of electricity generation and transmission facilities involve numerous significant risks, including:

•	difficulty in obtaining appropriate government permits and approvals, leading to delays and impacts on revenues;
•	regulatory changes that may delay project grid connection or affect transmission and distribution tariffs;
•	regulatory changes in dam safety obligations;
•	delays in obtaining national operator approval for power grid disconnection, impacting project timelines;
•	issues with contractor performance and delays in the supply of equipment or materials, affecting operations;
•	robberies and thefts at our facilities and/or construction sites;
•	unforeseen engineering issues and hidden flaws in project construction;
•	construction delays or unexpected cost overruns;
•	lack of sufficient funding;
•	temporary facilities closures or stoppages due to epidemics, pandemics or public disasters;
•	impacts from conflicts with traditional communities during project implementation and operation;
•	macroeconomic conditions that may jeopardize projects viability; and
•	compromised production capacity of equipment manufacturers, reducing competitiveness or making partnerships unfeasible.

If we encounter any of these unforeseen risks, we may face delays in construction, cost overruns, and challenges in meeting electricity generation and transmission targets. We could also incur fines or other regulatory penalties, which may impact our financial condition and results of operations.

Our results are dependent on the results of our subsidiaries, affiliates and SPEs in which we invest and for whom we act as guarantor in respect of certain project-related loans.

We conduct our business mainly through our generation and transmission operating subsidiaries. In addition, we and our subsidiaries conduct some of our business, including several of our projects, through SPEs. Our SPEs are typically structured in partnership with other companies to exploit new energy sources and transmission lines. However, in recent years, based on relevant technical analyses and our business strategy, most SPEs have been set up as wholly owned subsidiaries of our group companies.

Our revenues and ability to meet our financial obligations are related, in part, to the cash flows generated by, and earnings of, our subsidiaries, affiliates and SPEs, and the distribution or other transfers of earnings to us in the form of dividends, loans or other advances and payments.

We are also subject to certain risks in relation to our SPEs by virtue of the financial guarantees we provide in respect of our share in several projects conducted through these SPEs, see note 22.2 to our Consolidated Financial Statements for further details about these guarantees.

In addition, our Privatization was conditional upon maintaining the Brazilian Government’s direct or indirect control of Eletronuclear through the transfer of its control to ENBPar, thereby making it an affiliate. Part of this arrangement required us to remain a guarantor under certain financings entered into prior to our Privatization. In respect of Eletronuclear, we are a guarantor under certain loans granted by Santander and BNDES, of which R$75.7 million and R$3.2 billion, respectively, were outstanding as of December 31, 2024. We are also party to equity support agreements entered into in favor of Caixa Econômica Federal, in respect of which R$2.8 billion in indebtedness was outstanding as of December 31, 2024. As a result, the guarantees we provided in financings entered into prior to our Privatization, on a non-consolidated basis, amount to R$6.1 billion.

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

Our operations are heavily reliant on information technology, data systems, and telecommunications services, both in corporate and operational segments. In the corporate sphere, we extensively use enterprise resource planning systems and other interconnected systems, as well as network and cloud infrastructures. Operationally, we depend on systems that monitor and operate in our industrial environment, and on the infrastructure of operational centers and equipment that send or receive data from the National Electricity System Operator (ONS) and other agents.

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

Our business may be significantly impacted by political events, war, terrorism, and other geopolitical uncertainties. The ongoing conflicts, particularly between Russia and Ukraine and in the Middle East, have heightened global tensions and caused disruptions in international trade, industrial supply chains, and transportation. These conflicts have also led to increased market price volatility, especially in the energy sector, and have raised regulatory and contractual uncertainties, which could adversely affect our business operations.

The economic sanctions imposed by the United States, European Union, United Kingdom, and other countries in response to these conflicts have further complicated the global financial landscape. These sanctions have disrupted supply chains and led to significant volatility in commodity prices and the global financial system, including instability in credit and capital markets. As a result, our supply costs and financial expenses may increase, consequently affecting our financial condition and operational results. Moreover, the geopolitical tensions have been exacerbated by the potential for further conflicts due to the new administration following the United States 2024 elections, which could introduce additional uncertainties into the global economic environment, including the recently announced imposition of tariffs by the United States.

The new United States administration has imposed or threatened to impose tariffs on a variety of countries and products. In addition, the United States has threatened to implement reciprocal tariffs on those countries that impose unequal tariffs or taxes on the United States exports. While the administration announced a 90 day stay on the wide-ranging tariffs announced on April 2, 2025, there is no guarantee that these or other threatened tariff increases will not become effective in the future. This uncertainty has contributed to significant turmoil in global markets and fluctuations in the value of the U.S. dollar. Given the current uncertainty around the threat of tariff increases, it is not possible to estimate the potential effect or to determine the level of materiality for the Brazilian economy and, in turn, our results of operations.

While we do not have a physical presence in Russia, Ukraine, or the Middle East, and our direct exposure to these markets is not material, the length and impact of the wars and sanctions on global markets and macroeconomic conditions remains uncertain. Episodes of economic and market volatility, the imposition of tariffs and pressure on supply chains and inflation may continue to occur and could worsen if these conflicts persist or increase in severity. As a result, our business, results of operations, and financial position could be adversely affected by any of these factors directly or indirectly arising from the geopolitical tensions and conflicts.

We may not be able to prevent, detect, and timely implement corrective measures in relation to unlawful conduct in our operations by our management, employees, SPEs in which we hold interests and third-party contractors.

We are subject to the risk that our management, employees, contractors, the SPEs in which we hold interests or any person doing business with us may engage in fraudulent activity, corruption, or bribery, circumvent, or override our internal controls and procedures or misappropriate or manipulate our assets for their personal benefit or that of third parties. Further, such parties may, against our interests, misuse insider information or act in situations of conflicts of interest, where their personal interests conflict with our legitimate interests. This risk is heightened by the fact that we have many complex, high value contracts, as well as the geographic distribution of our operations and the wide variety of counterparties involved in our business. We cannot guarantee that all our employees and contractors will comply with our principles and rules of ethical behavior and professional conduct aimed at guiding our management, employees, and service providers. Any failure, whether actual or perceived, to abide by our ethical principles or to comply with applicable governance or regulatory obligations could harm our reputation, limit our ability to obtain financing and have a material adverse effect on our results and financial condition, if not detected in a timely manner.

Our insurance policies may be insufficient to cover potential losses.

Our business is generally subject to several risks, including operational accidents, cybersecurity related risks, occupational accidents, unexpected geological and hydrological conditions, environmental hazards and weather, and other natural phenomena. Additionally, we and our subsidiaries are liable to third parties for losses and damage caused by any failure to provide generation and transmission services.

Our insurance policies cover only part of the losses that we may incur. If we are unable to eventually renew our insurance policies when due, or if losses or other liabilities occur that are not covered by insurance or that exceed our coverage limits, we could be subject to significant unexpected expenses, which may adversely impact our results of operations and financial condition. For further information see “Item 5.C. Operating and Financial Review and Prospects—Research and Development, Patents and Licenses—Insurance.”

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

As of the date of this Annual Report, all our employees are represented by labor unions, as required by law. We face strikes and work stoppages from time to time. Disagreements over issues involving collective bargaining agreements, divestments, changes in our business strategy, reductions in our workforce, and other matters could lead to further labor unrest.

For further information regarding strikes and work stoppages, see “Item 4. Information on the Company—B. Business Overview—Operating Process—Types of Plants—Shutdowns and strikes in the last three fiscal years.”

Our financial and operating performance may be adversely affected by epidemics, pandemics, natural disasters, and catastrophes.

Our operations may be negatively impacted by epidemics, pandemics, natural disasters, or other catastrophes.

Our revenues from power generation are derived from sales on (i) the Regulated Market, including plants that operate under the quota regime that is being phased out following our Privatization, (ii) the Free Market, and (iii) the spot market. In case of an outbreak of an epidemic, a natural disaster or a catastrophe, we cannot guarantee that the demand for energy will remain stable or continue to grow. In particular, there can be no assurance that the price of energy we sell in the Free Market will not fall below the price at which we obtain energy (as a result of a reduced demand or otherwise). In such a situation, due to epidemics, natural disasters, and catastrophes, our margins and results of operations may be adversely affected.

Epidemics, pandemics, natural disasters, and other catastrophes may impact the availability of our generation plants and transmission assets and the construction of new infrastructure, which could lead to a default by our generation plants in their obligations under their respective power purchase agreements and by our transmission assets under our regulatory obligations. We also cannot assure that distribution companies will not experience an increase in consumer defaults, which could negatively impact the financial condition of the distribution companies and lead to them defaulting on their obligations to generation companies. As a result, any of these factors could affect our revenues.

In addition, several supply chain risks may limit the supply of products and/or equipment used in our operations and facilities. Such risks include, but are not limited to: strikes or lockouts, loss of or damage to equipment or its components while in transit or storage, natural disasters, contagious diseases that prevent free circulation, and wars, including trade wars and the imposition of tariffs on the importation of goods.

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

Our main sources of funding are capital markets issuances and loans from multilaterals, commercial banks, development banks, and similar agencies in both the local and international markets. As there may be liquidity restrictions in the local or international capital and financial markets, we may experience difficulties to finance our planned investments and to repay principal and interest under the terms of our existing credit facilities. Any lowering of our credit ratings, as well as Brazil’s sovereign ratings, or adverse macroeconomic factors, could also have negative consequences on our ability to obtain financing in the market through debt or equity securities, or may impact our cost of financing, also making it more difficult or costly to refinance maturing obligations. The impact on our ability to obtain financing and the cost of financing may adversely affect our results of operations and financial condition.

We may incur substantial financial liabilities as well as unexpected expenses until Eletronuclear completes the construction of the Angra 3 nuclear power plant.

The construction of the Angra 3 nuclear power plant, which began in 2009, was suspended during 2015, as Eletronuclear faced difficulties making the capital contributions required by the financing with BNDES. In 2015, investigations commenced to assess potential illegal activities by companies that provided engineering services in relation to the Angra 3 project, and the TCU ordered the suspension of construction due to these allegations, resulting in the termination of contracts and suspension of payments to these suppliers, as well as civil lawsuits filed against Eletronuclear.

In 2020, we approved a plan to resume the construction of Angra 3. Even though we are no longer the controlling shareholder of Eletronuclear, the Eletrobras Privatization Law provided that we must continue to guarantee all existing obligations of Eletronuclear with respect to the development of the Angra 3 nuclear plant, for more information please see “Item 10. Additional Information – C. Material Contracts.” For further information on the Eletronuclear Investment Agreement, see “—Risks Relating to our Company –“Our privatization is being challenged in court. These challenges may make it more difficult for us to raise capital, maintain our investments and current market share, as well as negatively affect our long-term debt ratings, the price of our shares and ADS, and our ability to finance our operations at favorable rates.” We cannot assure that we will be able to obtain the funds necessary to meet investment obligations or that ENBPar will be able to obtain all the necessary funds and guarantees, which could adversely affect the completion of the project, as of the date of this Annual Report 68.7% complete, as well as our ability to leverage and guarantee new projects.

In September 2024, BNDES delivered studies to Eletronuclear outlining the capital expenditure and timeline for resuming work on Angra 3, along with an updated tariff model. The studies indicate that an additional investment of R$23.8 billion is needed for completion and operation, with a tariff of R$653.31/MWh, based on December 2023 figures. The estimated date of completion for the project is the end of 2031. Approval from the CNPE is required for the resumption of Angra 3 and the definition of the conditions, after which Eletronuclear will launch a public tender to contract a company or consortium to complete the civil works and electromechanical assembly.

The studies delivered by BNDES may be reviewed following the Settlement Agreement. The approved tariff for Angra 3 is intended to set the net present value to zero for the project, subject to further negotiations with the Brazilian Government and final approval by the CNPE. We cannot guarantee that the defined capital expenditures and contingency will be sufficient to make the project operational, nor can we assure that there will be no economic-financial imbalance. In the event of a cost overrun, ANEEL may not approve a tariff revision to restore economic-financial balance. If this occurs, the project’s viability could be compromised, leading to significantly adverse operational results for Eletronuclear and, to a lesser extent, for us.

Works on the Angra 3 plant have been suspended since September 2023. If there are further delays to the start of commercial operations, we may be required to prepay the financing granted by BNDES to Eletronuclear (of which R$3.2 billion was outstanding as of December 31, 2024) as we are the guarantor of this debt. We may also be required to honor equity support agreements entered into in favor of Caixa Econômica Federal (under which R$2.8 billion was outstanding as of December 31, 2024). These delays may also lead Eletronuclear to record new provisions for impairments, in addition to other liabilities that we may have to record. The total projected cost of completion is approximately R$23.0 billion. As of December 31, 2024, Eletronuclear maintained total accumulated impairments of R$4.4 billion on its balance sheet. Although we no longer recognize any impairments related to Angra 3 on our balance sheet as we no longer consolidate Eletronuclear on a line-by-line basis, any impacts on Eletronuclear’s income statement continue to affect us, as we recognize its results using the equity method of accounting.

The total costs of abandoning or interrupting the Angra 3 project and demobilizing the plant (that may be divided between the shareholders) were estimated by BNDES to be between R$8.9 to R$15.2 billion as of August 2024. The occurrence of any of these events could materially affect our financial condition. For more information, please see “Item 4. Information on the Company—A. History and Development—Settlement with the Brazilian Government” and “—Our Privatization is being challenged in court and was the subject of a mediation with the Brazilian Government. These challenges and their effects may make it more difficult for us to raise capital, maintain our investments and current market share, as well as negatively affect our operations, long-term debt ratings, price of our shares and ADS, and our ability to finance our operations at favorable rates.”

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

We, our subsidiaries and SPEs are also subject, in certain local financings, to financial covenants requiring compliance with the indexes described in “Item 4. Information on the Company—B. Business Overview—Lending and Financing Activities.”

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

We are no longer entitled to indemnification payments for investments in concessions renewed pursuant to Law No. 12,783/13, which were not yet amortized.

In respect of our generation concessions, we are no longer entitled to receive indemnification payments for any plants renewed pursuant to Law No. 12,783/13 as we agreed to forego these payments as part of our Privatization.

Regarding our transmission concessions renewed pursuant to Law 12,783/13, we have filed indemnification claims with ANEEL regarding RBSE and RBNI assets. The indemnification relating to the RBNI assets was paid in installments between 2013 and 2015. The RBSE amounts were included in the transmission tariff as of July 2017. Part of this amount has been challenged in court, which has delayed the timing of payment to us. As a result, in 2017, part of the compensation was excluded from the transmission tariff by ANEEL due to judicial injunctions. However, these injunctions were subsequently revoked, and the compensation was included in the revenue of our transmission companies in 2020.

On April 22, 2021, ANEEL’s executive board approved a proposal for the re-profiling of the compensation of the RBSE. This decision caused a reduction in the payment curve of these amounts between July 2021 and June 2023, and an increase in the flow of payments after July 2023, extending these installments until July 2028.

As a response to this decision, users of the transmission system submitted requests for reconsideration alleging that they identified inconsistencies in the amounts approved by ANEEL. So far, ANEEL’s technical teams have carried out some studies. ANEEL’s board of directors has not made a final decision. If ANEEL decides to uphold these requests, it may negatively impact our transmission revenues. The payment for the RBSE is also subject to analysis by the TCU in TCU proceeding No. 012.715/2017-4. As of the date of this Annual Report, neither the TCU nor ANEEL has issued any decisions on these matters. We cannot assure that judicial decisions or ANEEL will not cause any subsequent changes to the payment flows.

On May 21, 2024, during the 17th Ordinary Public Meeting of ANEEL’s board of directors, there were two votes to partially accept these reconsideration requests; however, there was a request for review of this process. Accordingly, as of the date of the Annual Report this process remains undecided.

As of December 31, 2024, we recorded R$67.4 billion to be received as compensation for the undepreciated RBSE infrastructure. However, we cannot guarantee that we will receive the full amount or that payments will be made in a timely manner, nor that there will be no subsequent changes in the payment flow arising from judicial decisions or by ANEEL.

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

As of December 31, 2024, we recorded a deficit of R$3.7 billion in our and our subsidiaries’ pension plans. In the year ended December 31, 2024, we and our subsidiaries made contributions of R$441.0 million to our respective pension plans. The implementation of a remediation plan may result in the payment of extraordinary contributions by us and/or our subsidiaries to restore the balance of the plan. These amounts could be subject to litigation by the participants, due to a possible disagreement regarding the amounts. Such payments could have a material adverse effect on our cash flows and financial condition.

We may be indirectly liable for damages related to accidents involving Eletronuclear.

We currently hold a 67.95% interest in Eletronuclear, which operates nuclear power plants. Eletronuclear is subject to strict liability under Brazilian law for damages in the event of a nuclear accident caused by the operations of nuclear plants Angra 1 and Angra 2, pursuant to the Vienna Convention on Civil Liability for Nuclear Accidents.

The Angra 1 and Angra 2 plants operate under the supervision of the CNEN, and are subject to periodic inspections by international agencies, such as the International Atomic Energy Agency (IAEA) and the World Association of Nuclear Operators (WANO).

Since nuclear accidents are usually catastrophic, any accident could materially affect our financial condition and reputation, and could result in criminal liability. If an accident occurs, we can provide no assurance regarding its impact on us, or if the insurance coverage will be sufficient to cover all associated costs. Additionally, Eletronuclear may fail to receive sufficient amounts, or any amount at all, under insurance policies it has obtained for Angra 1 and Angra 2 to pay for eventual damages.

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

Risks Relating to Compliance, Legal and Regulatory Framework

We, our subsidiaries, and members of our management may incur losses and spend time and money defending pending litigation and administrative proceedings.

We are currently a party to, and will likely in the future become party to, numerous legal proceedings relating to civil, criminal, administrative, environmental, labor (including claims filed by outsourced workers), tax, and corporate claims filed against us. Members of our management are also, and may become in the future, party to legal proceedings. These claims involve substantial amounts of money and other remedies, under judicial and arbitration proceedings.

Any provisions we have recorded in respect of our legal proceedings may be insufficient to mitigate any losses resulting from adverse decisions. Unfavorable outcomes in legal proceedings and criminal investigations could have a material adverse effect on our consolidated financial position, results of operations and cash flows in the future. We cannot guarantee that new material proceedings or investigations will not arise against us, our affiliates, officers, employees, or members of our Board of Directors. See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Information—Litigation” and note 27 to our Consolidated Financial Statements for further information about claims against us.

Unfavorable decisions in lawsuits and administrative proceedings filed against our directors and officers may affect our reputation and business, as well as prevent them from continuing to exercise their functions as our directors or officers.

Moreover, we cannot assure that new material proceedings against our directors and officers, our managers or other senior employees, will not arise or that existing proceedings will not directly affect our business model and expansion plan, which may adversely affect our business and results of operations.

In the event that claims involving a material amount for which we have no provisions are decided against us, or that actual losses significantly exceed the provisions made, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition. In addition, our management may be required to direct its time and attention to defending these claims, which could preclude it from focusing on our core business. Depending on their outcome, certain litigation could restrict our operations and have a material adverse effect on certain of our businesses. Members of our management have in the past been and may in the future become parties to legal proceedings and may also be prevented from serving in their positions as a result of any civil or criminal proceedings brought against them.

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

In 1962, Law No. 4,156/1962 established the compulsory loan program for electricity consumption to finance the expansion of the Brazilian electricity sector. The first phase of the compulsory loan program took place from 1964 to 1976, and the second phase occurred from 1977 to 1993.

We are party to numerous lawsuits concerning a variety of compulsory loan-related issues. These lawsuits span numerous jurisdictions within Brazil, and many have been ongoing for several years. The litigation is enormously complex, and plaintiffs collectively seek significant total damages. Although we believe that the compulsory loan leading cases, decided by the STJ according to Brazil’s repetitive appeal regime, are supposed to have binding effect on judges and courts, it is not possible to predict with the necessary certainty how this litigation will progress or resolve, as courts have in practice reached, and may continue to reach, different or even conflicting conclusions on a number of key issues. Our financial condition and results of operations could be materially adversely impacted in the event of unfavorable judicial decisions. There is considerable uncertainty inherent in any ongoing litigation, and the status and provisions regarding such proceedings have evolved significantly, and often unpredictably, over time, in the context of an ever-changing judicial landscape that has included, among other developments, new unfavorable court decisions. Therefore, it is impossible to predict the exact outcomes of the proceedings with certainty, and we cannot provide any assurance regarding the course of ongoing and future actions. Additionally, disclosures are subject to change over time as new information becomes available.

The provisions we record in respect of compulsory loan litigation require significant judgement, as well as monitoring and analysis of numerous individual lawsuits. These provisions may not be sufficient to cover future losses, including in the event that the future course of the lawsuits differs from our expectations. In addition, we assess our exposure to this litigation on an ongoing basis in light of available judicial authority, and we adjust our provisions from time to time, including, among other things, in response to new judicial decisions. We have in the past modified, and may again in the future modify, our provisions significantly.

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

Decree No. 2,655/1998 provides that the assured energy of our hydroelectric plants must be reviewed every five years. Any potential reduction in the assured capacity is limited to 10% of the original amount of the concession agreement. Any reduction in the assured energy during any given review may not exceed 5% compared to the prior review period.

The New Concession Agreements we entered into as part of our Privatization, had their assured capacities defined by Ordinances GM/MME No. 544/2021 and GM/MME No. 570/2021, which led to a total reduction of 7% in their assured capacities. In 2022, the MME conducted a new ordinary review of the assured capacities to be applied from 2023. The assured capacities of our plants (including some of our SPEs) which were reviewed were reduced on average by 4%.

Given that assured capacities are reviewed periodically, the value attributed to our plants could be further reduced in the future. The next review is programmed for 2027 and any new values determined as part of this review will become effective in 2028.

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

Our transmission concession contracts are remunerated annually by the RAP, which is calculated according to the revenue cap regime, through which agents are guaranteed the receipt of regulatory revenue, based on availability, regardless of the effective use of the system for the provision of transmission services. Under this regime, ANEEL estimates the necessary investment and the maximum revenue limit, based on operational cost, cost of capital, and taxes. These tariffs are adjusted annually for inflation and may also undergo a periodic tariff review process, depending on the relevant contractual provisions. During the tariff review, ANEEL sets new benchmarks for investments, cost of capital, and efficient operation and maintenance costs of the grid managed by the transmission company. In addition to these aspects, revenues may decrease due to efficiency in service provision, referred to as the variable portion (parcela variável) which may be applied in the case of unavailability. Depending on ANEEL’s review of the tariffs to be charged by our transmission companies, we may not be adequately compensated for the costs and expenses of our investments in our transmission assets, which could negatively impact our financial condition and operational results.

ANEEL is also responsible for determining the tariffs to be charged by generation companies with concession agreements renewed pursuant to Law No. 12,783/2013. The RAG is the amount that generation companies are entitled to receive as consideration for supplying energy produced at hydroelectric plants, which is annually readjusted for inflation. This regulatory revenue is set based on a benchmarking study of O&M hydroelectric costs, and our companies may not be fully compensated for their own costs. Similarly, the RAG can decrease due to more availability of the power plants. As part of our Privatization, a transitional rule applies for the gradual phasing out of legacy contracts, pursuant to CNPE Resolution No. 15/2021, amended by CNPE Resolution No. 30/2021, where 20% per year are discounted during the next five years (until 2027).

Our subsidiaries entered into a Transmission Infrastructure Usage Agreement with Eletronet No. ECE-1,166/1999. Adverse decisions made by the relevant regulatory body in respect of this agreement may have adverse effects on our transmission revenues.

In 1999, our subsidiaries CGT Eletrosul, Chesf, Eletronorte, and Furnas, merged into us, entered into Transmission Infrastructure Usage Agreement No. ECE-1.166/1999 with Lightpar (now Eletropar), to pledge Eletropar’s infrastructure for use by Eletronet. Concession contracts require that a portion of the additional revenues obtained from the use of the transmission infrastructure must be allocated to reduce tariffs for users of the transmission system.

An administrative proceeding is currently underway by ANEEL to determine eventual penalties and the amounts resulting from the execution of Contract No. ECE-1.166/1999 which must be reallocated to reducing tariffs for users of the transmission system. ANEEL may also extend the scope of this administrative proceeding to investigate other aspects of the Transmission Infrastructure Usage Agreement. A potential adverse decision resulting from this ongoing administrative proceeding could have a material adverse effect on the revenues we derive from the transmission segment.

We are subject to risks associated with failure to comply with the applicable data protection laws, and we may be adversely affected by the imposition of fines and other types of sanctions.

Although we seek to comply with and adapt to data protection laws (such as Law No. 12,965/2014 (Brazilian Internet Act) and the Brazilian General Law for Personal Data Protection (Law No. 13,709/2018) (LGPD) and their related regulations), we cannot guarantee that our personal data processing activities will always be secure and will not be subject to fines and other types of sanctions.

Failure to comply with the LGPD, could subject us to certain administrative sanctions, which may be applied individually or cumulatively, include warnings, mandatory incident disclosure, temporary blocking or deletion of personal data, suspension or prohibition of data processing activities, and fines based on our revenue, in accordance with applicable legislation.

Moreover, non-compliance with LGPD and other data protection laws may expose us to liability for material, moral, individual, or collective damages, being subject to risks, such as (i) the filing of lawsuits claiming damages resulting from violations, based not only on LGPD, but also on other sectorial legislation; and (ii) the application of penalties provided for in the Consumer Defense Code and the Brazilian Internet Act by relevant consumer protection agencies, such as any Federal or State Prosecutors’ Office and the National Consumer Secretariat (Secretaria Nacional do Consumidor). Failure by us to adhere to the LGPD or any privacy laws or regulations also carries the risk of individual or collective lawsuits and claim for compensation for damages, especially in cases of information security incidents that result in unauthorized access to personal data.

The application of penalties, publicizing of infractions or obligations to compensate for failures in the protection of personal data or LGPD compliance could adversely impact our reputation, and our results and, consequently, the value of our shares and ADS.

Our generation and transmission activities are regulated and supervised by ANEEL. Our business could be adversely affected by regulatory changes.

ANEEL has the authority to regulate and oversee the generation and transmission activities of energy concessionaries, including investments, additional expenses, tariffs, and the passing of costs to customers, among other matters. The applicable legislation authorizes ANEEL to intervene in electric power concessions and to penalize concessionaires that do not provide adequate levels of service or fail to comply with the terms and conditions under the concession contract, regulations, and other relevant legal obligations. If ANEEL were ever to intervene in our concessions, we and our subsidiaries may be subject to an internal reorganization in accordance with a recovery plan, which may adversely affect us. In addition, our request for new licenses and our participation in public biddings may be subject to more stringent scrutiny by ANEEL. If we fail to adequately remedy violations and failures, our concessions may be terminated early through expropriation, forfeiture, or mandatory transfer of control by the concessionaire.

Granting authorities may expropriate concessions in the interest of the public as expressly provided for by law, in which case they carry out the service during the concession period. Law No. 13,360/2016 sets forth that the concessionaire can submit a change of control plan as an alternative to the termination of the concession.

It is important to note that a significant portion of the equipment currently in operation is approaching the end of its regulatory lifespan, which may pose a challenge in terms of maintenance and replacement of these assets, and which might impact the results of our operations and financial results.

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

Our subsidiaries Furnas, merged into us, and Eletronorte and our indirect subsidiary, SAESA, are subject to instalments programs promoted by tax authorities in respect of certain debts. If they or any of our subsidiaries that may adhere to similar programs from time to time, do not comply with these programs, the installments programs may be terminated and, therefore, the benefits may be cancelled. If any of these companies do not comply with the rules, the installments programs may be terminated. In this situation, the tax debts could be charged by the tax authorities, with legal increases pursuant to the legislation applicable at the time of the triggering events. This could have an adverse impact on our results and financial condition.

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

Brazil’s economy is vulnerable to external shocks, including adverse economic and financial developments in other countries. For example, an increase in interest rates in the international financial markets may adversely affect the trading markets for securities of Brazilian issuers. In addition, a drop in the price of commodities produced in Brazil, a decline in the demand for exports of any of Brazil’s major trading partners or the imposition of tariffs, could also have a negative impact on Brazil’s exports and adversely affect Brazil’s economic growth.

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

Global markets are experiencing volatility following the escalation of geopolitical tensions. Economic sanctions imposed by the United States, the European Union, the United Kingdom and other countries, as a direct consequence of these conflicts, may impact supply chains, lead to market disruptions, including significant volatility in commodity prices and the global financial system, including through instability in the credit and capital markets.

The escalation of geopolitical tensions around the world may cause further disruption to international trade, industrial supply chains and transport, increase market price volatility, which may adversely affect our business and cost of operations, as well as limit our ability to obtain foreign financing to fund our operations and capital expenditures.

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

Brazil’s political environment influences the performance of the country’s economy. Political crises and unrest may affect the confidence of investors and the public, which may lead to economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Brazil has experienced amplified economic and political instability as a result of various ongoing investigations by the Brazilian Federal Prosecutors’ Office, Brazilian Federal Police, CVM, and other public entities responsible for corruption, cartel and criminal investigations. These investigations have negatively impacted the Brazilian political environment and economy, contributing to a decline in market confidence in Brazil.

Furthermore, the President has the power to impose policies and issue governmental acts regarding the Brazilian economy that may affect our operations and financial performance. We cannot predict what policies the President will impose, much less whether such new policies or changes in current ones will have an adverse effect on our business or the Brazilian economy. In addition, the uncertainties regarding the Brazilian government’s ability to implement changes related to monetary, fiscal and social security policies, especially given that the government and its allies do not command a majority in the federal legislative branch, which may result in a standoff in the National Congress, as well as political distress and demonstrations and/or strikes, which could adversely affect our operations. These uncertainties and any new measures that may be implemented may increase the volatility of the Brazilian securities market.

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

In past years, the real appreciated against the U.S. dollar. In 2023, the U.S. dollar depreciated by 8.06%, closing at R$4.85, and in 2024, the U.S. dollar appreciated by 27.36%, ending the year at an exchange rate of R$6.18 per U.S.$1.00.

In 2024, the Brazilian real depreciated against the U.S. dollar, due to factors such as maintenance of relatively high U.S. interest rates along with uncertain fiscal policy in Brazil. We cannot guarantee that the real will not depreciate again against the U.S. dollar in the future. In 2025, the market anticipates that adverse weather conditions and commodity prices linked to the global economic slowdown will continue to negatively impact trade.

The U.S. dollar appreciated by 27.36% against the Brazilian real in 2024, reaching a record exchange rate of R$6.26 as of December 31, 2024.

Brazil is facing a challenging year with unfavorable expectations for interest rates, inflation, and exchange rates, due to the perceived risk regarding the stability of the country’s public accounts, contributing to a lower economic growth forecast for 2025.

The scenario in 2025 is challenging with significant geopolitical uncertainties, including the inauguration of the new president in the United States, with a possible increase in import tariffs and price changes in case of shifts in the energy matrix. The market expects an increase in inflation in the U.S., which is expected to put pressure on the exchange rate, as rising prices tend to elevate interest rates and the yield on U.S. treasury bonds.

Considering the new continuous target system for inflation, it is expected that the inflation target in Brazil will not be met in June 2025, highlighting fiscal and exchange rate issues as risks for the convergence of inflation to the target. In view of this, the COPOM will likely maintain a contractionary policy, which is an action that helps reduce economic activity in order to converge inflation to the target center.

Further depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any further depreciation of the real may generally restrict access to the international capital markets and further reduce the U.S. dollar value of our results of operations. We contract services from foreign suppliers, and thus changes in the value of the U.S. dollar compared to other currencies may affect the cost of these services. Restrictive macroeconomic policies could also harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. This may harm us by curtailing access to foreign financial markets and prompting further government intervention.

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

As of December 31, 2024, 22.2% of our total consolidated loans, financing, and debentures, amounting to R$75.6 billion was denominated in foreign currencies and our total consolidated indebtedness denominated in foreign currencies was R$16.8 billion. Comparatively, as of December 31, 2023, 11.6% of our total consolidated loans, financing, and debentures, amounting to R$59.5 billion was denominated in foreign currencies and our total consolidated indebtedness denominated in foreign currencies was R$6.9 billion.

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

Recently, Brazilian Congress passed Constitutional Amendment No. 132/23 and Supplementary Law No. 214/25, which are part of a broad tax reform that includes a complete change to the consumption tax system, unifying the Value-Added Tax on Sales and Services (Imposto sobre operações relativas à circulação de mercadorias e sobre prestações de serviços de transporte interestadual e intermunicipal e de comunicação – ICMS), a state tax, and the Service Tax (Imposto sobre Serviços de Qualquer Natureza – ISS), a municipal tax, into a single new tax on transactions for goods and services known as IBS (Imposto sobre Operações com Bens e Serviços). The reform also led to the creation of a social contribution on transactions with goods and services known as CBS (Contribuição Social sobre Operações com Bens e Serviços), which replaces the Contribution to the Social Integration Program (Contribuição para o Programa de Integração Social – PIS), and Contribution to Social Security Financing (Contribuição para o Financiamento da Seguridade Social – Cofins), both federal taxes. This tax reform still requires the issuance of further legislation to be fully effective and there is a transitional period before the first amendments to the tax laws come into force. Additionally, there are other amendments relating to income tax and social contribution laws currently under discussion in the Brazilian Congress. Such tax reforms and potential additional changes in the applicable tax laws and regulations may adversely affect us.

As of December 31, 2024, we benefit from a 75% reduction in the Corporate Income Tax (Imposto sobre a Renda das Pessoas Jurídicas – IRPJ) applicable to the trading profit (lucro da exploração) of certain group companies located in the areas of the Superintendency for the Development of the Northeast (Superintendência de Desenvolvimento do Nordeste or SUDENE) and the Superintendency for the Development of the Amazon (Superintendência de Desenvolvimento da Amazônia or SUDAM). In the event that (i) these or other tax incentives are not maintained or are limited, suspended, or terminated for any reason, (ii) we fail to meet the requirements and conditions to maintain such incentives, or (iii) the laws providing for these tax incentives change, we may be adversely affected by an increased tax burden.

Any downgrading of Brazil’s credit rating could adversely affect the price of our shares and ADS and our cost of funding.

Credit ratings affect investor perception of risk and, as a result, the trading value of securities and yields required on future issuances in the capital markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the prospect of changes in any of these factors. In 2015, Brazil lost its investment grade rating by the three main rating agencies, which adversely affected the trading prices of debt and equity securities issued by Brazilian issuers. As of the date of this Annual Report, Brazil’s sovereign rating was BB (stable), Ba2 (positive) and BB (stable) by Standard & Poor’s, Moody’s and Fitch, respectively. Now that we are no longer owned by the Brazilian government, we have been rated below the sovereign rating.

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

Risks Relating to Environmental, Climate and Social Impacts

We are exposed to risks relating to the inadequate management of socioenvironmental aspects of our projects and may be held jointly liable for environmental damages caused by third parties.

Our activities expose us to significant socioenvironmental risks, especially during the construction of our generation plants and transmission lines.

Our two most pertinent socioenvironmental risks concern (i) collection of precise data for any studies in respect of the development of new projects; and (ii) correct identification of, and compliance with, the environmental requirements for the establishment and operation of a project. Any errors or imprecision with respect to these two activities may lead to substantial errors in the design, operational and financial condition of our projects. If the necessary licenses are not obtained, there may be increased project costs due to delays, potential revenues not being realized and, in a worst-case scenario, criminal sanctions and a suspension of our activities, all of which may materially affect us.

Another relevant aspect is the environmental management of our operational processes. Mismanagement may occur as a result of deficiencies in our control systems and operational processes or a lack of human and financial resources necessary to satisfy the legal and operational requirements imposed on us. These failures may cause environmental impacts such as the inadequate treatment of residues and the consequent soil and water contamination of areas surrounding the projects, loss of local biodiversity, increase in toxic gases emissions, costs resulting from the need to implement corrective and compensatory measures, as well as adverse impacts on our reputation.

In addition to these risks, Brazilian law regulates civil liability for damages caused to the environment and establishes strict and/or joint liability in such cases. All parties who, directly or indirectly, contribute to environmental damage may be held responsible for its remediation, regardless of intent or fault. Consequently, in the event that contractors fail to comply with environmental legislation, we may be held jointly or subsidiarily liable for any environmental damage they may have caused. We may also be included as defendants in environmental lawsuits or administrative proceedings arising from actions carried out by third parties and may potentially be required to pay judicial fines and other penalties, in addition to incurring potential costs associated with compliance, by contractors, with environmental obligations and implementing measures to remediate damages. If we are held jointly liable for damages caused by contractors, our results of operations and reputation may be adversely affected.

Certain incidents involving our subsidiaries have occurred in the past and may occur again in the future, having already resulted in and potentially resulting in fines and other sanctions, subjecting us to administrative, civil, and/or criminal actions, litigation, and other proceedings.

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

We may also be subject to material reputational risks related to our approach to communities’ rights and resettlements, including traditional communities. Generally, these matters are addressed through mitigation and compensation measures as part of the environmental licensing process. However, since several of our projects predate the environmental licensing legislation, there are ongoing discussions as to the need for additional measures, as well as the adequacy of our mitigation and compensation measures and the Free, Prior and Informed Consent (FPIC) of the traditional communities, whose process, although enshrined within the Brazilian Constitution, has not yet been fully regulated by legislation, thus posing procedural uncertainty, potential risks and controversies to recent and future projects involving indigenous and traditional communities. Non-compliance with any existing or future regulations may result in financial and operational losses.

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

The main source of electric power generation in Brazil is hydroelectric plants, which are a renewable resource and avoid substantial expenditures on fuel needed for thermal generation plants. However, as hydroelectric plants depend on the flow of water, we are subject to substantial seasonal variations in monthly and annual flows, which depend fundamentally on the volume of rainfall during the rainy season. The operation of the Brazilian electricity system is coordinated by the ONS, that ensures the optimal operation of the resources available, minimizing operational cost, and the risks of shortage of electricity. However, these mechanisms are not able to absorb all the adverse consequences of a prolonged hydrological shortage, which means we are exposed to hydrological risks that include interruptions due to weather and hydrological conditions, especially due to recent increases in extreme weather events. When the total energy generated by the entire hydroelectric system is below the aggregate supply (assured energy) of all the hydroelectric plants, the MRE is triggered and a GSF is applied to all the plants of the system. In this event, energy companies must liquidate the negative balance of their contractual positions in the spot market at the current PLD at the CCEE, which is considered a short-term market price that can be highly volatile even during the day, varying mainly depending on changes in demand and supply, hydrological conditions and the levels of reservoirs of the hydroelectric plants of the Interconnected Power System. If we are not able to adequately manage this risk, our results from operations and financial conditions may be adversely affected.

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

The main risks to our business with respect to the effects of climate change relate to our generation and transmission activities. The changes in rainfall, which may impact the water flow, could adversely affect our costs and results of operations, including by raising the price of electricity as a result of long periods of drought. The supply of energy may also be interrupted by fires and other climatic factors causing extreme socio-environmental tensions at our plants or transmission lines. We may fail to effectively implement programs or have proper environmental, or sustainability certifications related to reducing our exposure to climate change, which may adversely affect our business and results of operations in the future.

Further, we do not have insurance coverage for some of the risks related to certain weather conditions or manmade or natural disasters. In addition to rainfall, we are also exposed to changes in wind patterns and temperature. Extreme weather events, such as violent storms and heatwaves, may lead to the collapse of transmission towers, flooding in power substations and equipment failures, causing interruptions in power supply and, as a result, in the services we provide to customers. If we fail to adapt, or experience delays in adapting to this new global scenario, our operations and financial results may be adversely affected.

Our operations are subject to extensive stringent federal, state, local and foreign laws and regulations pertaining to the protection of the environment. As a result, we may have to incur additional expenses and provisions towards compliance with such environmental rules and regulations, which may adversely affect our financial statements.

Notably, in March 2024, the SEC established certain rules to climate-related disclosures, however, after a large number of petitions that seek judicial review of the SEC Climate Rules have been filed the SEC voluntarily stayed implementation of these new rules pending completion of judicial review of consolidated legal challenges by the Court of Appeals for the Eight Circuit. Assuming that the SEC Climate Rules are ultimately upheld in their present form, we may also be exposed to legal or regulatory action or claims as a result of these new regulations. Although we are still in the process of assessing the scope and impact of these rules given how recently they were adopted and the subsequent legal challenges, some of these rules could have a material adverse effect on our business, financial condition, results of operations and the prices of our securities.

We could be held responsible for the social and environmental impacts of accidents involving the dams at our hydroelectric plants.

Our generation plants have large structures such as dams and floodgates, that are used for water storage and reservoir level control. These structures contain complex engineering work that must comply with several technical and safety standards. Specific laws and regulations provide safety guidelines for these structures, such as Law No. 12,334/2010, which established the National Dams Safety Policy (Política Nacional de Segurança de Barragens), and ANEEL Resolution No. 1,064/2023, which establishes certain criteria and safety requirements for dams associated with hydroelectric plants supervised by ANEEL.

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

Any accident with respect to our or our subsidiaries’ dams or related structures could lead to consequences for the surrounding environment, including the population living near or around dams. Any accident could materially affect our results of operations, as well as our financial condition and reputation. It could also lead to the acceleration of financings to which we are a party as borrower or guarantor. Furthermore, a court could find a parent entity, such as us, liable for environmental damages without needing to demonstrate a lack of resources at the subsidiary level, which could also materially affect our results of operations and financial condition.

Given the nature of our generation and transmission activities, we are subject to risks related to human rights violations.

In carrying out our core activities, whether in the construction or operational phase, as well as in our administrative activities and partnerships with suppliers and other agents, we may be directly or indirectly linked to human rights violations due to factors such as:

(i)logistical challenges in monitoring and conducting due diligence on our wide range of suppliers and commercial partners;
(ii)direct and indirect operations taking place in areas of political instability, socioeconomic vulnerability, and lack of robust public policies for social security and human rights protections;
(iii)projects (such as large hydroelectric dams) that may involve the delicate process of relocating local communities;
(iv)interactions with vulnerable groups around our operations; and
(v)corporate demographic profile and organizational culture that do not emphasize diversity and equality.

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

In accordance with the Brazilian Corporate Law and our bylaws, holders of the preferred shares and holders of the ADS representing such preferred shares, are not entitled to vote at our shareholders’ meetings, except in very limited circumstances. This means, among other things, that a preferred shareholder is not entitled to vote on corporate transactions, including mergers or consolidations with other companies. Although our bylaws generally restrict shareholders on voting individually or in concert in respect of more than 10% of their shares, if a majority of holders of common shares are aligned on an issue, they may be able to effect certain corporate decisions at our shareholders’ meetings, contrary to the wishes and without the approval of holders of our preferred shares, which as a result could materially adversely affect the trading price of such shares. Accordingly, an investment in our preferred shares is not suitable for you if voting rights are an important consideration in your investment decision.

Our bylaws include certain provisions that limit shareholders’ voting rights and that may discourage takeovers or prevent or delay the approval of certain matters, which could negatively affect the price of our shares and ADS.

Our bylaws contain provisions intended to avoid the concentration of more than 10% of our voting rights in a single or group of shareholders. Accordingly, the exercise of voting rights by any shareholder or group of shareholders is limited to 10% of the total number of shares representing our voting shares regardless of whether the shareholder or the group of shareholders hold any common shares in excess of this 10% threshold. See “—Risks Relating to our Company - Our privatization is being challenged in court, and certain politicians, including the President and his party, may formally propose to reverse the privatization. These challenges may make it more difficult for us to raise capital, maintain our investments and current market share, as well as negatively affect our long-term debt ratings, the price of our shares and ADS, and our ability to finance our operations at favorable rates” for further information about negotiations regarding our Privatization. For more information on our Privatization and on the Settlement with the Brazilian Government related to our Privatization, please see “Item 4. Information on the Company—A. History and Development—Privatization” and “Item 4. Information on the Company—A. History and Development—Settlement with the Brazilian Government”

Additionally, certain provisions contained in our bylaws, often referred to as a “poison pill,” subject any shareholder who acquires more than 30% or 50% of our shares to a takeover obligation and to the payment of a 100% or 200% premium, respectively, on the purchase price of the shares. Such provisions may have the effect of discouraging or preventing takeovers, stake building, the acquisition of control and/or the formation of a group of controlling shareholders, which in turn could negatively affect the price of our shares and ADS.

The absence of a single controlling shareholder or group of controlling shareholders may also create difficulties for our shareholders to approve certain matters or transactions as the voting thresholds required by law for the approval of certain matters may not be reached and it can also increase the risk of sudden and unexpected changes in management, corporate policies, or strategic direction. Additionally, since we no longer have a controlling shareholder, some of the protections provided for under the Brazilian Corporate Law are not available to us and our shareholders, such as the ability of minority shareholders to elect members of the Board of Directors and Fiscal Council or the right of minority shareholders to seek reparation for damages caused by the controlling shareholders, as provided for in Articles 117 and 246 of the Brazilian Corporate Law. As a result, the absence of a single controlling shareholder or group of controlling shareholders could adversely affect our business and results.

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

For example, in addition to the publication of notices in newspapers and on CVM’s system, holders of our shares receive notice and can exercise their voting rights by either attending the meeting in person or virtually, voting by proxy or voting at distance through a voting bulletin, whereas ADS holders do not receive notice directly. Instead, we provide notice to the depositary bank which, as soon as practicably possible thereafter, mails such notice to ADS holders along with a statement regarding how instructions may be given by ADS holders. To exercise their voting rights, ADS holders must instruct the depositary bank in a timely manner on how to vote with their shares. Given the involvement of an intermediary, the process for exercising voting rights will take longer for ADS holders than for holders of shares.

The Brazilian Government has a golden share that grants it a veto power in corporate resolutions aimed at modifying our bylaws with the purpose of removing or modifying the limitation on the exercise of voting rights and entering into a shareholders’ agreement. The interests of the Brazilian Government may conflict with the interests of other holders of shares and ADS issued by us.

As part of our Privatization, the Brazilian Government was granted ownership of a special class of preferred share (golden share), which grants it veto power in relation to amendments to our bylaws aimed at removing or modifying the statutory provisions that regulate the limitation on the exercise of voting rights and the prohibition on entering shareholders’ agreements. Accordingly, the Brazilian Government may veto statutory amendments that may be of interest to other holders of our shares or ADS, which may harm other shareholders or the interests of the company.

We do not have a specific controlling shareholder or controlling group, which may leave us susceptible to alliances between shareholders, conflicts between shareholders and other events arising from the absence of a controlling shareholder or a controlling group.

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

The Brazilian securities market is influenced by economic and market conditions in Brazil, as well as in other countries, including the United States, the European Union and emerging countries, such as the conflicts between Russia and Ukraine and Israel and Hamas. Despite the significant different economic conjecture between these countries and Brazil, investors’ reactions to events in these countries may have a relevant adverse effect on the market value of Brazilian securities, especially those listed on the stock exchange. Crises in the United States, European Union or emerging countries may reduce investors’ interest in Brazilian companies, including us. For example, the prices of shares listed on the B3 have been historically affected by fluctuations of the American interest rate as well as the variations in the main indexes for North American shares. Events in other countries and capital markets may adversely affect the market price of our shares to the extent that, in the future, it could complicate or prevent access to capital markets and investment financing on acceptable terms.

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADS.

You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies. In the past, the Brazilian Government has imposed such restrictions, if implemented again, we may be unable to convert dividends, distributions or the proceeds from any sale of our shares, as the case may be, from reais into U.S. dollars or remit the U.S. dollars abroad. We cannot assure that the Brazilian Government will not take similar measures in the future, including as a result of the ongoing military conflict between Russia and Ukraine.

Exchanging ADS for the underlying shares may have unfavorable consequences.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our shares underlying the ADS in Brazil, which permits the custodian to convert dividends and other distributions with respect to the shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADS and withdraw shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the shares unless you obtain your own electronic certificate of foreign capital registration, or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration, you would not be able to remit abroad non-Brazilian currency. In addition, if you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions, and the proceeds from any sale of our shares.

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

Under Brazilian Corporate Law and our bylaws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net income for the preceding fiscal year, with holders of preferred shares having priority of payment. Our bylaws also foresee that the classes of preferred shares will have priority over common shares in the distribution of dividends.

However, we may not pay mandatory dividends, even in the case of profits, if we declare an inability to pay. In this case, mandatory dividends must be retained in a special reserve and paid as soon as our financial situation permits. Excluding the mandatory dividend, we can retain profits as statutory profit reserves for investments or capital reserves. If we incur net losses or record net income in an insufficient amount to make dividend payments, including the mandatory dividend, our management may recommend that dividend payments be made using the statutory profit reserve after accounting for the net losses for the year and any losses carried forward from previous years, although it is an option and not an obligation. In the event that we are able to declare dividends, our management may decide to defer payment of dividends or, in limited circumstances, not to declare dividends at all. We cannot make dividend payments from our reserves in certain circumstances established by Brazilian Corporate Law.

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

You may not be able to exercise the preemptive rights relating to the preferred or common shares underlying your ADS, unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obliged to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse and accordingly your ownership position relating to the preferred or common shares will be diluted.

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

We may have to raise additional funds (in order to finance, for example, capital expenditure and obligations related to our new concessions) in the future through private or public offerings of shares or other securities convertible into shares issued by us. The funds we raise through the public distribution of shares or securities converted into shares may be obtained with the exclusion of right of first refusal of our existing shareholders, including investors in our common shares underlying the ADS, as provided by the Brazilian Corporate Law. This may dilute the interest of our then-existing investors. Additionally, a dilution of your interest in our common shares underlying the ADS may occur in the event of a merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.

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

Law No. 10,833 of December 29, 2003, provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of withholding income tax on the gains arising from a disposition of our common or preferred shares by a non-resident of Brazil to another non-resident of Brazil. There are good arguments to support that the ADS are not assets located in Brazil for purposes of Law No. 10,833 as they represent securities issued and renegotiated in an offshore exchange market. However, given that there is no judicial guidance as to the application of Law No. 10,833, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADS between non-residents of Brazil. In the event that the disposition of assets is interpreted to include a disposition of our ADS, this tax law could accordingly result in the imposition of withholding taxes on the disposition of our ADS by a non-resident of Brazil to another non-resident of Brazil, even though investors that are resident in non-tax haven locations could potentially qualify for an exemption from capital gains tax according to article 81 of Law No. 8,981/1995.

ITEM 4. INFORMATION ON THE COMPANY

A.	History

General

We were established in 1962 as a mixed capital company with limited liability and unlimited duration. In 1971, we went public in Brazil, and in 2008 we listed ADRs on the NYSE. Until June 2022, the Brazilian Government owned a majority of our voting common shares. In June 2022, we were privatized, and the Brazilian Government ceased to be our controlling shareholder. Since then, we no longer have a controlling shareholder as our bylaws prohibit any shareholder or group of shareholders from exercising votes over 10% of our issued and outstanding voting capital or from entering into shareholders’ agreements for the exercise of voting rights in excess of 10% of our issued and outstanding voting capital. We are subject to Brazilian Corporate Law and to any and all laws and regulations that govern Brazilian private legal entities.

Our executive offices are located at Avenida Graça Aranha, 26, 19th floor - Centro - Rio de Janeiro / RJ Zip Code: 20030-900. Our telephone number is + 55 21 2514 4637. Our legal name is Centrais Elétricas Brasileiras S.A. — Eletrobras and our commercial name is Eletrobras. Our investor relations website is https://ri.eletrobras.com/en/, the contents of which are not incorporated by reference into this Annual Report.

A detailed chronology of the development of our company since its inception is set out in our Annual Report on Form 20-F as of and for the year ended December 31, 2023 (File No. 001-34129), “Item 4A. History and Development”, which is not incorporated by reference into this Annual Report”.

Our core business is the generation, transmission and commercialization of electricity in Brazil through three regional subsidiaries, Eletropar and 63 SPEs (including one outside of Brazil), which are grouped into 38 clusters and non-controlling interests in 18 companies. Through our subsidiaries, we are also responsible for approximately 21% of the installed capacity and 36.89% of the installed transmission lines above 230 kV in Brazil.

Eletropar is in the process of being merged into us since 2023, when the studies began. Eletropar’s Board of Directors has submitted to the General Shareholders’ Meeting to be held on April 29, 2025, the approval of the Company’s merger into us.

Privatization and Corporate Restructuring

On June 17, 2022, our Privatization was consummated pursuant to the guidelines established by the Eletrobras Privatization Law, the Law No. 14,182, in effect since 2021. The process included a primary and secondary public offering of our common shares, in Brazil and abroad, which resulted in the dilution of the direct and indirect interest held by the Brazilian Government in our common shares, from 72.3% before this event to 46.30% as of December 31, 2024.

In addition, our Privatization required us to undertake a corporate restructuring pursuant to which we decreased our total interest in Eletronuclear from 99.95% to 67.95%, which became our affiliate. The Brazilian Government is our partner in Eletronuclear, holding the remaining stake through ENBPar, a company which also received the entire interest in Itaipu once held by us, also transferred in the process. This corporate restructuring was conducted to ensure that the Brazilian Government maintained direct or indirect control over Eletronuclear and Itaipu.

In addition, we entered into certain New Concession Agreements as a replacement for certain of our previous generation concessions and made certain amendments to our bylaws to prevent any shareholder or group of shareholders, including ADR holders, from exercising voting rights with respect to more than 10% of our voting shares following our Privatization. A detailed chronology of our privatization process and its related commitments is set out in our Annual Report on Form 20-F as of and for the year ended December 31, 2023 (File No. 001-34129), “Item 4A. History and Development”, which is not incorporated by reference into this Annual Report.

New Concession Agreements

Our privatization was conditioned on the approval by the General Shareholders’ Meeting of the new electric energy generation concession agreements, to replace the concession agreements referred to in Articles 1 and 2 of Law No. 14,182 of 2021, including Concession Agreement No. 007/2004 - ANEEL-Eletronorte of Eletronorte and Concession Agreement No. 004/2004 - ANEEL-Furnas of Furnas for the Mascarenhas de Moraes Hydroelectric Plant (which was transferred to us following the merger of Furnas).

Following satisfaction of certain conditions precedent to our Privatization, pursuant to articles 1 and 2 of Law No. 14,182, the New Concession Agreements were awarded on June 17, 2022 for a 30-year term for the concessions of the following hydro plants: (a) 11 plants owned by Chesf, including Apolônio Sales (Moxotó), Sobradinho, Funil, Pedra, Paulo Afonso I, Paulo Afonso II, Paulo Afonso III, Paulo Afonso IV, Luiz Gonzaga (Itaparica), Boa Esperança (Castelo Branco) and Xingó; (b) 3 owned by Eletronorte, including Tucuruí, Coaracy Nunes and Curuá-Uma; and (c) 8 plans owned by us, following Furnas’ merger into us, including Mascarenhas de Moraes, Furnas, Luis Carlos Barreto (Estreito), Porto Colômbia, Marimbondo, Funil-RJ, Corumbá I and Itumbiara.

The New Concession Agreements enabled us to substitute the quota regime for the independent production regime under the terms of Law No. 9,074/1995. This means that, following a pre-determined phase out period, we will no longer sell the electricity generated by those plants at a price fixed by ANEEL, which is based, in general terms, only on the remuneration of the operation and maintenance costs of the respective plants, but freely negotiate it in the Regulated Market or in the Free Market.

Another impact of the change in regime is that we are now required to manage our hydrological risk, i.e., the deficit between the assured capacity of the plants and the energy effectively generated by them. As the quota regime no longer applies to these concessions, we are now subject to the price volatility of the electricity we acquire in the Free Market to compensate for the insufficient generation of electricity due to factors outside of our control, such as unfavorable hydrology. Under the prior system, we had the right to pass on all hydrology risks on to the final consumer as part of the tariff set by ANEEL.

The plants that are subject to the quota regime, with exception of Tucuruí, Curuá-Una, Marechal Mascarenhas de Moraes, Itumbiara and Sobradinho Hydroelectric Plants, are subject to a gradual migration to the independent production regime, pursuant to Resolutions CNPE No. 15 and 30. According to these two resolutions, the percentage of assured capacity from the plants subject to the quota regime will gradually decrease, as follows:

Assured
capacity
allocated in
Year	quotas (%)
2022	100
2023	80
2024	60
2025	40
2026	20
2027 onwards	0

For the Sobradinho and Itumbiara plants, the power purchase and sale agreements entered into, respectively, by Chesf and Furnas, merged into us, with final consumers and pursuant to Law No. 11,943/2009 and Law No. 13,182/2015, remain in effect, without changes to the conditions relating to the term of the agreements and the amounts of power reserves. In the event of termination or reduction of the amounts of power reserves, as permitted by the Brazilian Consumer Law, the reduction will not be subject to the allocation of quotas of assured capacity, as originally provided in Law No. 13,182/15, as a result of CNPE Resolutions No. 15 and No. 30 of 2021. Therefore, the amount terminated or reduced may be resold or assigned, either on the Regulated Market or the Free Market. In 2024, we had an accumulated decrease of 953 MWavg mainly due to the termination or reduction of the amounts compared to the original terms of the agreements.

Settlement with the Brazilian Government

In May 2023, the President of Brazil filed a direct action of unconstitutionality (ADI) with the Supreme Federal Court of Brazil challenging the structure of our Privatization.  In August 2023, the Attorney General’s Office (Procurador Geral da República) issued a non-binding opinion in favor of this ADI but suggested holding a mediation. On December 19, 2023, a justice of the Supreme Federal Court of Brazil suspended the proceedings for 90 days for the parties to come to an amicable settlement.  In January 2024, we commenced the mediation process at the federal mediation and conciliation chamber (Câmara de Mediação e de Conciliação da Administração Pública Federal - CCAF), which we concluded in February 2025.

As part of the mediation, the Brazilian Government agreed to maintain the provisions of the Eletrobras Privatization Law and our bylaws that limit any shareholder’s voting rights to a maximum of 10%, and to recognize the shareholders in its shareholder group as those defined in our current bylaws. We agreed to grant the Brazilian Government the right to appoint three members of our Board of Directors and one member of our Fiscal Council, provided its participation in our share capital remains above 30%. The Brazilian Government also conceded that future changes to the composition of our Board of Directors will require additional renegotiations, and while holding the right to appoint up to three members of our Board of Directors and one member of our Fiscal Council, the Brazilian Government and its shareholding group conceded it will not participate in general elections for the remaining members of our Board of Directors or request multiple voting procedures.

It was agreed that the Eletronuclear Investment Agreement be suspended upon signing a settlement agreement at the CCAF, and that it will be rescinded if the competent authorities decide to resume the construction of the Angra 3 nuclear plant.  It was further agreed that we will request BNDES to develop a new model for completing the Angra 3 project, involving all stakeholders as part of a new mediation process, which is intended to ensure the economic and financial viability of the Angra 3 project, considering prevailing market conditions and the potential impacts on consumers. This new mediation process will be independent from, and will not affect, the approval of the Settlement Agreement (as defined below) by the Supreme Federal Court of Brazil.

The Brazilian Government also committed to helping us find a new shareholder for Eletronuclear. It was further agreed that Eletronuclear will issue debentures totaling R$2.4 billion, to be subscribed by us, for financing the extension of the operational life of the Angra 1 nuclear plant (Eletronuclear Debentures). These debentures will have a ten-year term with a four-year grace period, and their pricing will be linked to the National Treasury Notes Series B (NTN-B). These debentures will be mandatorily convertible into shares of Eletronuclear if certain conditions are met, including the reduction of Eletronuclear’s operating expenses to the regulatory level defined by ANEEL, securing additional funding for the extension of the operational life of Angra 1, and the resumption of the construction of Angra 3. Additionally, R$500.0 million of these debentures will not be converted into shares if there is consensus on the model for the completion of the Angra 3 project. The rescission of the Eletronuclear Investment Agreement will not alter the existing guarantees we provided for Eletronuclear’s financings prior to our Privatization.  The receivables from Angra 1 may be used as collateral for new financings to fund the extension of the operational life of Angra 1, if necessary. We also agreed not to object to any future capital increases of Eletronuclear by the Brazilian Government, observing any protections for minority shareholders afforded by Brazilian corporate law.

We signed a settlement agreement with the Brazilian Government on March 26, 2025 but it remains conditional upon (i) the signing of a term for the immediate suspension and conditional rescission of the Eletronuclear Investment Agreement, which we entered into with ENBPar on March 28, 2025; (ii) the approval of the terms and conditions of the agreement, and any resulting amendments to our bylaws by our shareholders (other than the Brazilian Government), at an extraordinary general meeting, which has been scheduled for April 29, 2025; and (iii) the homologation of the settlement agreement by the Supreme Federal Court of Brazil (the “Settlement Agreement”).

If the Settlement Agreement becomes effective, we will have no further obligations to provide new contributions or guarantees to Eletronuclear, expect as described above.

Sale of our Distribution Business

In, 2018, at our 170th Extraordinary Shareholders Meeting, our shareholders ratified the decision to sell our six distribution companies, except we would retain one common share in each company, as well as the assumption by us of these distribution companies’ rights to the CCC Account and the CDE Account, of R$8.4 billion, along with a credit of the same amount, as adjusted, through 2017. Throughout 2019, we disposed of the single share we held in each of the distribution companies sold, which granted us the right to acquire up to 30% of the shares of the privatization distribution companies. As a result, we no longer hold any shares in the six privatized distribution companies.

Of the R$8.4 billion in credits assigned by the distribution companies, we realized the amount of R$2.9 billion in credits of economic and energy glosses (inefficiency), granted by ANEEL, in the monthly reimbursement under the CCC Account, which was used to offset the amount of the grant relating to the phasing out of our hydroelectric plants as part of our Privatization process. Additionally, ANEEL recognized in 2021 the amount of R$2.7 billion in credits under the CCC Account to be paid to us, in 60 monthly installments, adjusted pursuant to the IPCA index as a final result from the amounts paid under the CCC Account inspection proceedings to Amazonas Energia, Ceron, Eletroacre and Boa Vista Energia. As of December 31, 2024, we expect to receive a total amount of R$831 million, to be paid in twelve installments. We still have a credit of R$670 million to be paid in a further 24 installments.

B.	Business Overview

We are a publicly traded company, leader in the generation and transmission of electricity in Brazil.

We are the largest generation company in this market, according to data from the ANEEL, with an installed capacity of 44,245.72 MW, responsible for 21% of its installed capacity in 2024. In addition, with a vast capillarity throughout the country, we continue to contribute to the renewal and cleaning up of Brazil`s energy matrix, since approximately 97% of its installed capacity comes from sources with low greenhouse gas emissions.

In transmission, we are responsible for 74,013.1 km of lines, including projects in partnership with Special Purpose Entities (SPE), making us the largest company in the segment, according to data from the ONS.

We also trade energy, having sold 7.353 MWavg of energy on the Free Market. As of December 31, 2024, we expanded our total client portfolio to 751, of which 660 were on the Free Market.

For information on our revenues per segment, see “Item 5A. Operating Results – Presentation of Segment Information.”.

Generation

As of December 31, 2024, we had an installed capacity of 44,245.7 MW, that represented 21% of the 208,407 MW installed in Brazil. We had 44,654.5 MW as of December 31, 2023, and 42,559.4 MW as of December 31, 2022.

Of our total amount, 65% comes from projects wholly owned by us, 33% from projects carried out through SPEs and 2% of ventures in shared ownership. Since Itaipu was spun off, as a part of our Privatization, our installed capacity was reduced by 7,000 MW. Additionally, we had 979 MW in projects planned for 2025, according to the strategic plan, but only the Coxilha Negra plant (300 MW) became operational in 2024.As part of our Privatization process, Eletronuclear’s and Itaipu’s control was transferred to ENBPar and since June 2022, we no longer include Eletronuclear’s installed capacity in the numbers presented above.

Net operating revenues from generation represented 59.7%, 60.3% and 59.4% of our net operating revenues (before eliminations) in the years ended December 31, 2024, 2023 and 2022, respectively.

The map below shows the geographic location of our generation assets as of December 31, 2024.

Operational Process

Hydroelectric Plants

Hydroelectric plants use existing hydraulic potential provided by the hydraulic flow and by the high gradient along the course of a river to generate electricity from its water displacement. Also, supply most of our electricity during periods of high demand.

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

Hydroelectric plants are our most cost-efficient source of electricity, and their efficiency is significantly influenced by meteorological factors, such as rainfall levels. Based on our experience with both hydroelectric and thermal plants, the former has higher construction costs but a longer average useful life.

The ONS is solely responsible for determining how much electricity each of our plants should generate per year. As of December 31, 2024, the total installed capacity of our hydroelectric plants was 42,293.49 MW (including our participation in the SPEs).

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

Solar Plants

A solar plant, also known as a photovoltaic plant, is a complex full of photovoltaic modules, also known as solar panels, capable of generating electricity through sunlight. A solar plant can be composed of thousands or even hundreds of thousands of photovoltaic modules, which can be installed on land or even on the water of dams, rivers or seas, in this case called floating solar plants.

Thermoelectric Plants

Conventional thermoelectric plants generate electricity through a three-step process: (i) burning fossil fuels, like coal, oil or gas, transforming water into steam with the heat generated in the boiler; (ii) using high-pressure steam to turn the turbine, which in turn drives the electric generator; and (iii) steam condensation, transferring the residue of its thermal energy to an independent cooling circuit, and returning the water to the boiler to complete the cycle.

The mechanical power generated by the passage of steam through the turbine and in the generator where it mechanically rotates transforms mechanical power into electrical power. This kind of plant can also operate in a combined cycle, generating electricity combining the operation of a gas turbine, driven by the burning of natural gas or diesel oil, with the operation of a generator.

On June 9, 2024, we entered into an agreement with Âmbar Energia S.A. group for the sale of our remaining operating thermoelectric power plants in the amount of R$4.7 billion, of which R$1.2 billion corresponded to an earn-out. This sale was the result of a competitive bidding process which was initiated in July 2023. In June 2024, we also announced the signing of two additional agreements with Âmbar Energia S.A., comprising:

(i) an agreement that regulates the credit assignment to Âmbar Energia S.A. of the historical sums owed by counterparties to the energy sale contracts of the thermoelectric power plants, in the event of a subsequent transaction involving the transfer of control of such counterparties. Further, the agreement also gives us a purchase option to capture any potential economic benefit resulting from the operational and financial recovery of the distribution company that is a counterparty to the energy sale contracts; and

(ii) an amendment to the purchase option formerly granted regarding the Baleia wind energy complex (non-operational). The amendment grants us rights over insurance indemnities discussed in an action for collection, currently being discussed with the relevant insurance company. We believe that this sale enabled us to maximize the valuation of these assets with an adequate risk allocation with the execution of the reserve energy contracts. This initiative reinforces our commitment to mitigate operational and financial risks, as well as advance in the optimization of our asset portfolio and capital allocation. This transaction also brings us a step closer to achieving our Net Zero 2030 target.

Generation assets and concessions

As of December 31, 2024, we operated under the following concessions/authorizations granted by ANEEL for our generation business. The numbers related to the installed capacity of our operational projects were obtained directly from ANEEL. For the projects under development, we considered the total installed capacity.

The following table sets out our generation assets and concessions as of December 31, 2024:

									Assured
					Date asset		Installed	Assured	capacity
Operating		Location	Energy	Date of initial	became		Capacity	capacity	Decoupled
Entity	Name of Asset	(State)	Source	grant	operational	End of Grant	(MW)	(MWavg)	(MWavg) (1)
Eletrobras	Manso (70%)	MT	Hydraulics	February-00	November-00	September-37	210	83.5	Not Appicable (N/A)
	Serra da Mesa (48.46%)	GO	Hydraulics	May-81 and November-04	April-98	May-46	1275	605.7	N/A
	Simplício	RJ	Hydraulics	August-06	June-13	December-43	305.7	166.7	N/A
	Batalha	MG	Hydraulics	August-06	May-14	April-43	52.5	47	N/A
	Anta	RJ	Hydraulics	August-06	August-18	December-43	28	15.9	N/A
	Jaguari (2)	SP	Hydraulics	January-21	January-72	(2)	27.6	12.7	N/A
	Itumbiara (3)	GO/MG	Hydraulics	June-22	April-80	June-52	2082	948.9	0
	Marimbondo	SP/MG	Hydraulics	June-22	October-75	June-52	1440	688.7	275.48
	Furnas	MG	Hydraulics	June-22	September-63	June-52	1216	625	250
	Luis Carlos Barreto (Estreito)	SP/MG	Hydraulics	June-22	March-69	June-52	1050	497.2	198.88
	Mascarenhas de Moraes	MG	Hydraulics	June-22	April-57	June-52	476	299.8	N/A
	Corumbá I	GO	Hydraulics	June-22	October-96	June-52	375	219.5	87.8
	Porto Colômbia	MG/SP	Hydraulics	June-22	June-73	June-52	320	205.4	82.16
	Funil	RJ	Hydraulics	June-22	March-70	June-52	216	102.4	40.96
Eletrobras Chesf	Complexo de Paulo Afonso (4)	BA	Hydraulics	June-22	January-55	June-52	4279.6	1658.8	685.52
	Xingó (4)	SS	Hydraulics	June-22	October-94	June-52	3162	1729.8	714.86
	Luiz Gonzaga (Itaparica) (4)	PE	Hydraulics	June-22	June-88	June-52	1479.6	727	300.44
	Sobradinho (4)	BA	Hydraulics	June-22	November-79	June-52	1050.3	457.5	0
	Boa Esperança (Castelo Branco) (4)	PI	Hydraulics	June-22	April-70	June-52	237.3	136.2	56.29
	Funil (4)	BA	Hydraulics	June-22	August-62	June-52	30	4.8	1.99
	Pedra (4)	BA	Hydraulics	June-22	November-78	June-52	20.01	1.74	0.72
	Curemas	PB	Hydraulics	(5)	January-57	February-26	3.52	1	N/A
Eletrobras Eletronorte	Balbina	AM	Hydraulics	March-77	January-89	March-27	249.75	125.7	N/A
	Samuel	RO	Hydraulics	September-79	July-89	July-32	216.75	88.1	N/A
	Tucuruí Complex	PA	Hydraulics	June-22	December-84	June-52	8535	3995.5	N/A
	Coaracy Nunes	AP	Hydraulics	June-22	December-75	June-52	78	62.2	24.88
	Curuá-Una	PA	Hydraulics	June-22	January-77	June-52	42.8	30.4	N/A
Eletrobras CGT Eletrosul	São Domingos	MS	Hydraulics	December-02	June-13	August-39	48	36.4	N/A
	Barra do Rio Chapéu	SC	Hydraulics	0/05/1004	February-13	May-38	15.15	8.61	N/A
	João Borges	SC	Hydraulics	December-05	July-13	September-39	19	10.14	N/A
	Passo São João	RS	Hydraulics	August-06	March-12	May-46	77	39.1	N/A
	Governador Jayme Canet Júnior (6)	PR	Hydraulics	July-07	November-12	June-49	177.94	92.37	N/A
Eletrobras CGT Eletrosul	Cerro Chato I Wind Farm	RS	Wind	August-10	January-12	August-45	30	11.33	N/A
	Cerro Chato II Wind Farm	RS	Wind	August-10	December-11	August-45	30	11.33	N/A
	Cerro Chato III Wind Farm	RS	Wind	August-10	June-11	August-45	30	11.33	N/A
	Coxilha Seca	RS	Wind	May-14	December-15	May-49	30	13.2	N/A
	Capão do Inglês	RS	Wind	May-14	December-15	May-49	10	4.5	N/A
	Galpões	RS	Wind	May-14	December-15	May-49	8	3.7	N/A
	Coxilha Negra 2	RS	Wind	September-22	June-24	September-57	96.6	N/A	N/A
	Coxilha Negra 3	RS	Wind	September-22	December-24	September-57	54.6	N/A	N/A

									Assured
					Date asset		Installed	Assured	capacity
Operating		Location	Energy	Date of initial	became		Capacity	capacity	Decoupled
Entity	Name of Asset	(State)	Source	grant	operational	End of Grant	(MW)	(MWavg)	(MWavg) (1)
Eletrobras Chesf	Angical 2	BA	Wind	April-14	September-19	April-49	10	5.1	N/A
	Caititu 2	BA	Wind	April-14	January-20	April-49	10	5.1	N/A
	Caititu 3	BA	Wind	April-14	January-20	April-49	10	4.7	N/A
	Carcará	BA	Wind	April-14	February-20	April-49	10	4.6	N/A
	Corrupião 3	BA	Wind	April-14	February-20	April-49	10	4.2	N/A
	Teiú 2	BA	Wind	April-14	November-19	April-49	8	4.2	N/A
	Acauã	BA	Wind	April-14	November-19	April-49	6	3.1	N/A
	Arapapá	BA	Wind	April-14	November-19	April-49	4	2.2	N/A
	Casa Nova II	BA	Wind	May-14	December-17	May-49	32.9	9.4	N/A
	Casa Nova III	BA	Wind	May-14	February-18	May-49	28.2	9.4	N/A
	Coqueirinho 2	BA	Wind	May-14	September-19	May-49	16	7.4	N/A
	Papagaio	BA	Wind	May-14	October-19	May-49	10	4.9	N/A
	Tamanduá Mirim 2	BA	Wind	June-14	November-19	June-49	16	7.4	N/A
	Casa Nova I A (7)	BA	Wind	June-19	December-20	June-54	27	6.8	N/A
Eletrobras CGT Eletrosul	Solar Megawatt	SC	Solar	June-14	September-14	-	0.93	N/A	N/A
Eletrobras Holding	Santa Cruz (8)	RJ	Thermal	August-63 and March-67	July-67	July-15	500	401.2	N/A
Eletrobras Eletronorte	Senador Arnon Afonso Farias de Mello (9)	RR	Thermal	November-00	December-90	March-00	NA	N/A	N/A
	Mauá 3 (10)	AM	Thermal	November-14	September-17	November-44	590.75	507.4	N/A
	Aparecida (10)	AM	Thermal	N/A	February-84	July-30	166	150	N/A
	Codajás (11)	AM	Thermal	N/A	December-18	November-30	4.57	N/A	N/A
	Anori (11)	AM	Thermal	N/A	December-18	November-30	4.57	N/A	N/A
	Anamã (11)	AM	Thermal	N/A	December-18	November-30	2.17	N/A	N/A
Eletrobras Eletronorte	Caapiranga (11)	AM	Thermal	N/A	December-18	November-30	2.17	N/A	N/A
	Ponta Negra (PIE Gera) (12)	AM	Thermal	N/A	N/A	N/A	N/A	N/A	N/A
	Manauara (PIE Manauara) (12)	AM	Thermal	N/A	N/A	N/A	N/A	N/A	N/A
	Jaraqui (PIE Breitener Jaraqui) (12)	AM	Thermal	N/A	N/A	N/A	N/A	N/A	N/A
	Tambaqui (PIE Breitner Tambaqui) (12)	AM	Thermal	N/A	N/A	N/A	N/A	N/A	N/A
	Cristiano Rocha (PIE RAESA) (12)	AM	Thermal	N/A	N/A	N/A	N/A	N/A	N/A
(1)These assets are subject to a new concession agreement under Law No. 14,182. The decoupling of the assets, in accordance with the new concession agreement, is equivalent to 40% of the total value of the assured capacity for the asset in the year ended December 31, 2024.
(2)Furnas, which was merged into us, was designated as the energy generation service provider of HPP Jaguari, through MME Ordinance No. 409/2021, until the date in which the entity that won the public bid for the HPP Jaguari took over operations.
(3)HPP Itumbiara was granted a new concession contract under the terms of Law No. 14,182. The obligations set out in Law No. 13,182 were preserved, as have the conditions and validity of the current electricity sales contracts referred to in Law No. 13,182. Currently, 80% of the HPP Itumbiara’s assured capacity is allocated to these energy sales contracts. The gradual reduction of these contracts will begin on February 27, 2030, with the amounts of energy acquired reduced uniformly at the rate of one sixth per year.
(4)These assets are subject to a new concession agreement under Law no. 14,182. The obligations established under article 22 of Law No. 11,943 remain in effect, as do the conditions and the validity of the current contracts for the sale of electricity referred to in article 22 of Law No. 11,943. Currently, 90% of the assured capacity of HPP Sobradinho is allocated to these energy sales contracts. The gradual reduction of these contracts will begin in 2032.
(5)The concession for the operation of the PCH Curemas was transferred to Chesf through Decree No. 74,971/1974.
(6)The reported amounts refer to CGT Eletrosul’s interest in the project (Consórcio Governador Jayme Canet Júnior - 49%).
(7)Authorizing Resolution No. 7,907/2019 does not make any reference to the assured capacity of such asset, given the assured capacity has not been defined by the MME. The amount presented of 6.8 MW derives from the plant’s certification study.
(8)we requested that ANEEL extended the period of the concession. The conditions of said concession remain in force as of December 31, 2024.
(9)Thermoelectric Power Plant (TPP) Senador Arnon Afonso Farias de Mello is assigned to Roraima Energia S.A., successor of Boa Vista Energia S.A. For the purposes of this table, the asset is not being considered in the installed capacity of Eletronorte.

(10)ANEEL Order No. 151/2025 authorized the transfer of the corporate control of TPP Mauá 3 and TPP Aparecida to J&F Investimentos.
(11)Assets located in the Isolated System.
(12)Cristiano Rocha, Manauara, Ponta Negra, Tambaqui and Jaraqui TPPs are not part of Amazonas GT’s own generation assets. These assets belong to PIE, of which Amazonas GT buys the energy from and resells it to Amazonas D through energy sales contracts. When these contracts for the purchase of energy from the PIEs by Amazonas GT expire in May 2025, the PIE assets will return to Amazonas GT. These assets are part of the ongoing agreement to sell our thermal plants to Âmbar Energia S.A.

Generated Energy

Hydroelectric power plants accounted for 95.8%, 95.0% and 91.0% of our total power generated as of December 31, 2024, 2023 and 2022, respectively.

Thermal plants accounted for 3.0% of our total power generated as of December 31, 2024, compared to 3.5% as of December 31, 2023, and 3.2% as of December 31, 2022.

Wind plants accounted for 1.2% of our total power generated as of December 31, 2024, compared to 1.5% as of December 31, 2023, and 1.3% as of December 31, 2022.

Solar plants accounted for less than 1% of all our installed capacity for the years 2024, 2023 and 2022, representing an insignificant percentage of our total power generated.

Nuclear plants accounted for 0% of our total power generated as of December 31, 2024, compared to 0% as of December 2023, and 4.4% as of December 31, 2022.

The following table sets out the total amount of electricity generated in the periods indicated, measured in megawatt-hour by type of plant.

	As of December 31,
	2024	2023	2022

	(MWh)
Types of Plants
Hydroelectric(1)	137,450,962.05	139,649,607.79	148,264,820.20
Thermal(2)	4,323,051.63	5,104,000.07	5,259,825.59
Nuclear(3)	—	—	7,155,224.05
Wind	1,712,293.29	2,191,907.16	2,196,895.32
Total	143,486,306.97	146,945,515.03	162,876,765.16
(1)	Excluding electricity generated by the Itaipu plant.
(2)	Thermal plants were sold in 2024. See “Item 4. Information on the Company—B. Business Overview—Thermoelectric Plants” for further information.
(3)	For the year ended December 31, 2022, we only considered the electricity generated by Eletronuclear until June 31, 2022 as a result of the corporate reorganization following our Privatization.

The following tables set forth information relating to the price paid and amount of fuel purchased for use in our thermal plants in the periods indicated.

	Year ended December 31
	2024	2023	2022

	(R$thousand)
Type of fuel
Coal	—	192,183	168,389
Light oil	—	3,193	3,247
Crude Oil	—	11,420	8,348
Gas	1,812,326	1,906,689	1,984,121
Others	—	41,777	296,556
Total	1,812,326	2,155,262	2,460,661

	Year ended December 31
	2024	2023	2022
Type of fuel
Coal (tons)	—	1,820,399	1,868,814
Light oil (liters)	—	592,813	586,982
Crude Oil (tons)	—	1,990	1,767
Gas (m3)	969,539,706	944,509,936	1,003,490,100
Others (tons)	—	48,327	63,930

Sales of Electricity Generated

We sold R$28.1 billion of electricity in the year ended December 31, 2024, compared to R$26.6 billion in the year ended December 31, 2023, and R$23.9 billion in the year ended December 31, 2022.

We sell energy in two marketing environments available in the Brazilian market. In the Free Market the contracts are freely agreed with energy traders, free consumers or other generators. In the Regulated Market the contracts are executed with the energy distributors and are agreed through public procurement auctions and bilateral contracts entered by Chesf. Both comprise the supply and provision lines of our revenue. Also, part of our energy volume, from plants under the quota regime, is remunerated through a revenue stream defined by regulation and is represented by the operating and maintenance revenue line. Finally, the remaining energy is then settled in the short-term market, the CCEE (Câmara de Comercialização de Energia Elétrica).

The following table sets forth our sales through auctions, maintenance and operating revenue, and our sales through free market or bilateral contracts in the regions we served for the periods presented.

	Year Ended December 31
	2024		2023		2022
	(MWh)	(R$ thousand)	(MWh)	(R$ thousand)	(MWh)	(R$ thousand)
Supply(1)(2)	90,889,864	18,811,949	69,386,500	17,030,455	55,586,428	14,104,623
Provision(2)	16,574,158	2,941,312	18,344,205	3,853,830	18,797,503	3,925,510
CCEE	—	3,278,465	—	1,680,285	—	1,159,158
Operating and maintenance revenues	34,710,152	3,063,896	46,116,397	4,052,072	65,384,377	4,676,630
Plants’ construction revenues	—	—	—	—	—	7,324
Return rate updates - Generation	—	—	—	—	—	—
Itaipu on lending	—	—	—	—	—	287,610
(1)	For purposes of this table, we did not account for Eletronuclear.
(2)	Includes the SPEs under our control. SAESA started to be consolidated starting in September 30, 2022; Teles Pires and Baguari - started to be consolidated starting in October 2023; Retiro Baixo - started to be consolidated starting in November 2023.

SAESA started to be consolidated on September 30, 2022, representing an additional revenue for 2022 of R$2.4 billion in the supply line, having sold 11,445,214 MWh of energy, and an additional revenue of R$66.4 million in the provision line, representing 231,966 MWh of energy sold. In 2023, SAESA represented an additional revenue of R$4.6 billion in the supply, with a total of 21,075,781 MWh of energy sold, and an additional revenue of R$327.4 million in the provision line, with a total of 1,065,454 MWh of energy sold.

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

In 2024, we achieved the following results for the SPEs: (i) SAESA represented an additional revenue of R$ 4.8 billion in Supply, with a total of 19,949,663 MWh of energy sold, an additional revenue of R$ 276.9 million in Provision, with a total of 2,516,713 MWh of energy sold, and an additional CCEE revenue of R$ 300.4 million; (ii) Teles Pires represented an additional revenue of R$ 1.0 billion in Supply, with a total of 7,736,221 MWh of energy sold; (iii) Baguari represented an additional revenue of R$ 210.5 million in Supply, with a total of 681,871 MWh of energy sold; (iv) Retiro Baixo represented an additional revenue of R$ 96.1 million in Supply, with a total of 276,790 MWh of energy sold.

In 2022, there was a reduction in the volume of imported energy, due to the higher volume of rain in Brazil, representing a reduction of R$1.9 billion in 2022. In 2023 and 2024 we did not import any energy.

Some of our sales of electricity to final consumers, especially to industrial customers, through our subsidiaries Chesf and Eletronorte, are billed based on both a capacity charge and an energy charge. With respect to auction sales, invitations to participate in auctions are prepared by ANEEL and, if we are successful, we enter into sale and purchase contracts with the relevant distribution company for an amount of electricity that is proportionate to the company’s estimated demand over the contract period.

Seasonality

“Seasonality” in the energy sector relates to electricity trading contracts and the assured capacity of power plants. Purchase and sale contracts for electricity can have a predefined seasonality or a consistent monthly amount (flat seasonality). In the free contracting environment this is a negotiable provision when entering the contract. However, flat seasonality model is more commonly adopted in the market. In the regulated contracting environment, specific clauses in the commercialization contracts with distributors provide for bilateral agreements or seasonality based on the load profile declared by the buyer at the end of each year and consolidated by EPE, within maximum and minimum limits ranging between 85% and 115% of the annual average of the contracted energy amount.

The seasonality of the assured capacity of hydroelectric plants participating in the Energy Reallocation Mechanism is made for energy allocation purposes and regulated by ANEEL Normative Resolution No. 1034/2022. It must be reviewed annually in December for the following year. Two options are available for the MRE:

(i)	monthly disclosure of assured capacity values, within a range between 80% and 120% of the average generation profile of the MRE in the five years preceding the seasonality of the assured capacity; or
(ii)	no disclosure, and seasonality according to the average profile of those who make the disclosure, as per item (a) above.

Transmission

In Brazil’s Interconnected Power System, most hydroelectric plants are distant from large centers of power consumption, and therefore Brazil developed an extensive transmission system. As of the date of this Annual Report we are the largest transmission company in Brazil, according to data from the ONS. The system that provides energy at high voltages (from 230 kV to 800 kV, in AC and DC technologies) is known as the Main Grid. Additionally, there is a small portion of Brazil’s transmission system that is still isolated from the Interconnected Power System.

In order to be compatible with the methodology applied by the MME, the direct current transmission lines extension was considered by pole instead of by section from the fourth quarter of 2020. In accordance with this new methodology, we own 66,759.92 km of transmission lines as of December 31, 2024, compared to 66,539.17 km of transmission lines as of December 31, 2023, and compared to 66,939 km of transmission as of December 31, 2022. Including subsidiaries, we owned approximately 74,013.07 km in operation as of December 31, 2024, 73,788.63 km in operation as of December 31, 2023, and 73,887 km in operation as of December 31, 2022.

Total transmission lines in 2024 included 10,053.71 corporate km, fully owned by us, and not renewed pursuant to Law No. 12,783/2013; 56,706.21 km corporate under the O&M Regime, renewed pursuant to Law No. 12,783/2013; and 7,253.15 km corresponding to the proportion of our stake in SPEs.

Total transmission lines in 2023 included 10,171.55 km corporate, fully owned by us, and not renewed pursuant to Law No. 12,783/2013; 56,367.62 km corporate under the O&M Regime, renewed pursuant to Law No. 12,783/2013; and 7,249.47 km corresponding to the proportion of our stake in SPEs.

Total transmission lines in 2022 included 10,308 km corporate fully owned by us, and not renewed pursuant to Law No. 12,783/2013; 56,631 km corporate under the O&M Regime, renewed pursuant to Law No. 12,783/2013; and 6,949 km corresponding to the proportion of our stake in SPEs. For further information, see “Lending and Financing Activities—Equity Participation.”

The following map shows the Brazilian transmission system, as of December 31, 2024:

As of December 31, 2024, the total length of our transmission lines, by subsidiary and by voltage level, excluding partnerships, were:

							Corporate
	Corporate -			Partnerships			and
	230 kV or	Corporate -	Corporate -	230 kV or	Partnerships	Partnerships	Partnerships
Company	higher	below 230 kV	total	higher	below 230 kV	total	total
Chesf	21,397.92	657.28	22,055.20	1,830.51		1,830.51	23,885.71
Eletronorte	10,425.69	556.36	10,982.05	1,072.64		1,072.64	12,054.69
CGT Eletrosul	10,909.09	1,162.50	12,071.59	4.60		4.60	12,076.19
Eletrobras Holding	19,734.18	1,916.90	21,651.08	3,663.76	238.08	3,901.84	25,552.92
TMT				296.50		296.50	296.50
VSB				147.06		147.06	147.03
Total	62,466.88	4,293.04	66,759.92	7,015.07	238.08	7,253.15	74,013.07

As of December 31, 2024, our transmission system consisted of approximately 69,481.95 km of transmission lines with voltage levels equal to 230 kV or higher, including partnerships, corresponding to approximately 36.89% of the total transmission in the Main Grid. The following table presents this percentage by voltage level:

			±600 kV	525/500
Entity	±800 kV	765 kV	(DC)(1)	kV	400 kV	345 kV	230 kV	Total

	(in percentages)
Eletrobras	22	100	44	28	—	57	45	37
Other Companies	78	—	56	72	100	43	55	63
Total	100	100	100	100	100	100	100	100
(1)	DC means “direct current.”

Losses of electricity in our transmission system were, for the year ended December 31, 2024, approximately 0.53% of all electricity transmitted in the system. For the years ended December 31, of 2023 and 2022, the losses were approximately 0.50% and 0.53%, respectively.

Transmission Remuneration

Transmission lines have an annual permitted transmission revenue RAP which is set by ANEEL and considers the investment, operation and maintenance costs of a transmission project. The RAP is updated annually pursuant to the rules of ANEEL and concession contracts. Similar to the generation concessions, a large part of our transmission concessions was renewed under Law No. 12,783/2013 and began to be remunerated through operation and maintenance tariffs. From 2017 onwards, the tariffs set for these contracts consider also the non-depreciated assets (RBSE).

The amount of our RAP approved by ANEEL was R$17.6 billion as of December 31, 2024, compared to R$17.7 billion as of December 31, 2023. The 0.5% decrease in revenue was explained to:

(i) additional revenue related to the annual inflation adjustment applied to our contracts using the IPCA or IGPM indexes, depending on the concession contract (R$667 million);

(ii) additional RAP due to the transfer of transmission concessions to us and our subsidiaries through incorporations of the concession agreements in the amount of R$105 million (SPE Vale do São Bartolomeu and SPE Triângulo Mineiro);

(iii) an increase in RAP related to new investments in reinforcements and improvements that entered commercial operation during the previous tariff cycle (R$191 million); and (iv) a decrease due to the periodic tariff review of concessions renewed under Law No. 12,783/2013 (R$1.5 billion).

ANEEL conducts a periodic review of the RAP every four to five years, depending on the contract, adjusting it upwards or downwards, considering factors such as efficiency and affordability of tariffs. The tariffs set for concessions renewed under Law No. 12,783/2013 consider the current position of non-depreciated assets in each periodic review process, resulting in a periodic decrease of RAP. Conversely, the RAP is increased by new assets assembled by the companies or reinvestments to substitute depreciated assets.

Net operating revenue from transmission represented 42.1% of total net operating revenue before eliminations among our segments for the year ended December 31, 2024, compared to 41.0% for the same period in 2023.

Lending and Financing Activities

Loans Made by Us

Brazilian law allows us to only lend to our subsidiaries. Historically, Brazilian law allowed us to act as lender to our subsidiaries and to public energy utilities under our control, including companies that were previously under our control prior to their privatization. This is no longer a significant aspect of our business. The total amounts we recorded on our balance sheet were R$0.6 billion as of December 31, 2024, R$0.6 billion as of December 31, 2023, and R$1.0 billion as of December 31, 2022.

Sources of Funds

We obtain funding for our activities from loans from financial institutions and offerings of securities in the international and domestic capital markets (debentures and commercial notes). As of December 31, 2024, our consolidated long-term debt exclusively associated with financings, loans and debentures was R$62.8 billion. As of December 31, 2023, our consolidated long-term debt exclusively associated with financings, loans and debentures was R$48.6 billion.

This growth reflects the funds we obtained in 2024, in the total amount of R$30.0 billion, mainly resulting from our 2035 US$750.0 million notes issuance in 2024, our US$400 million loan agreement, guaranteed by the Italian Export Credit Agency – Servizi Assicurativi Del Commercio Estero SPA (SACE), as well as loans in Brazil amounting to R$17.8 billion (debentures) and R$5.5 billion (bank loans).

The following table details the information on the funds raised in the domestic and international capital markets as of December 31, 2024.

			Total
			amount
Entity	Funding source	Series	(R$ billion)	Interest Rate	Date	Maturity
Eletrobras	5th Debenture Issuance	1	1.98889	CDI + 0.85%	April 15, 2024	5 years (bullet)
Eletrobras	5th Debenture Issuance	2	1.0199	CDI + 1.00%	April 15, 2024	7 years (bullet)
CGT Eletrosul	5th Debenture Issuance	Single Series	0.5000	IPCA + 6.3423%	April 30, 2024	7 years (bullet)
Eletronorte	5th Debenture Issuance	Single Series	1.0000	IPCA + 6.3423%	April 30, 2024	7 years (bullet)
Chesf	2nd Debenture Issuance	Single Series	1.0000	CDI + 0.85%	April 15, 2024	5 years (bullet)
Eletrobras	2nd Commercial Note Issuance	Single Series	2.0000	CDI + 0.75%	June 18, 2024	2 years (bullet)
Chesf	3rd Debenture Issuance	Single Series	4.9000	IPCA + 6,7670% (swap option for CDI + 0.3100%)	June 20, 2024	7 years (bullet)
Eletrobras	2035 US$ 750 million Notes	N/A	4.21905	6.50% (swap option for 122,59% CDI)	May 9, 2024	10 years (bullet)
Chesf	4th Debenture Issuance	1	1.33625	CDI + 0.85%	September 18, 2024	7 years (bullet)
Chesf	4th Debenture Issuance	2	0.56625	CDI + 1.05%	September 18, 2024	10 years (payments on 5th, 6th and 7th year)
Eletronorte	6th Debenture Issuance	1	1.33625	CDI + 0.85%	September 18, 2024
Eletronorte	6th Debenture Issuance	2	0.56625	CDI + 1.05%	September 18, 2024	10 years (payments on 5th, 6th and 7th year)
Eletrobras	6th Debenture Issuance	Single Series	1.6000	IPCA + 6.8770% (swap option for CDI + 0.09%)	September 18, 2024	7 years (payments on 5th, 6th and 7th year)
Total			R$22.033

Material Financial Agreements

Eletrobras as Debtor

In the years ended December 31, 2024, 2023 and 2022, we secured funding through local loans and financing from private financial institutions and debentures and commercial note issuances in the local market. Below is a list of our material indebtedness:

●	Bonds issued in 2020 and 2024 (with maturity in 2025, 2030 and 2035);
●	Loans from commercial banks and multilaterals and export credit agencies;
●	Commercial notes and debentures issued by us and our subsidiaries;

●	Loans from BNDES (direct and pass-through); and

The abovementioned financial agreements represent 83.45% of the debt raised by us. As of December 31, 2024, our aggregate debt was R$75.6 billion (R$60.8 billion as of December 31, 2023, and R$59.1 billion as of December 31, 2022).

Our financings include certain early redemption clauses, such as restrictions to changes of control, corporate restructurings, sale of assets and net debt to EBITDA ratios. As of December 31, 2024, we have complied with all covenants and early redemption clauses included in our material indebtedness.

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

In July 2024, we sold, in a public offering pursuant to CVM Resolution No. 160, 93,000,000 preferred shares of ISA Energia, formerly CTEEP – Companhia de Transmissão de Energia Elétrica Paulista owned by us, at a selling price of R$23.50 per preferred share.

Also in July 2024, Eletrobras concluded the sale of its minority stake (49%) in Chapada do Piauí I and Chapada do Piauí II wind complexes, which were comprised of 15 SPEs, to Infraestrutura Brasil Holding XX S.A., managed by Patria Investimentos, and Invenergy Wind South America LLC.

As of December 31, 2024, we held 63 SPEs, grouped into 38 clusters, and 18 equity interests in affiliated companies.

The table below shows the total percentage of our participation in all our transmission lines as of December 31, 2024, all located in Brazil:

Special Purpose Company/Consortium	Name of Transmission Line	Our Participation (%)
Belo Monte Transmissora de Energia S.A.	LT CC ± 800 kV Xingu – Estreito – Bipolo 1	Eletronorte (24.5) Eletrobras (24.5)
Mata de Santa Genebra Transmissora S.A.	LT 500 kV Araraquara 2 –Fernão Dias C1	Eletrobras (49.9)
LT 500 kV Araraquara 2 – Itatiba C1
LT 500 kV Itatiba –- Bateias C1
Paranaíba Transmissora de Energia S.A.	LT 500 kV Barreiras II – Rio das Éguas C1	Eletrobras (24.5)
LT 500 kV Rio das Éguas – Luziânia C1
LT 500 kV Luziânia – Pirapora 2 C1
Transnorte Energia S.A.	LT 500 kV Lechuga – Equador C1 e C2 (CD)	Eletronorte (50.38)
LT 500 kV Equador – Boa Vista C1 e C2 (CD)
Triângulo Mineiro Transmissora S.A.	LT 500 kV Marimbondo II – Assis C1	Eletrobras (100.0)
Vale do São Bartolomeu Transmissora de Energia S.A.	LT 500 kV Brasília Leste – Luziânia C1	Eletrobras (90.0)
LT 500 kV Brasília Leste – Luziânia C2
LT 345 kV Brasília Sul – Samambaia C3
LT 230 kV Brasília Geral – Brasília Sul C3
Goiás Transmissão S.A.	LT 500 kV Rio Verde – Trindade CD	Eletrobras (49.0)
LT 230 kV Trindade – Xavantes CD
LT 230 kV Trindade – Carajás CD
IE Madeira – Interligação Elétrica do Madeira S.A.	LT CC ± 600 kV Coletora Porto Velho – Araraquara 2 CC C1 e C2 (Bipolo 1)	Eletrobras (24.5) Chesf (24.5)
Lago Azul Transmissão S.A.	LT 230 kV Barro Alto – Itapaci C2	Eletrobras (49.9)
MGE Transmissão S.A.	LT 500 kV Mesquita – Mutum C1	Eletrobras (49.0)
LT 500 kV Mutum – Viana 2 C1
LT 345 kV Viana 2 – Viana C1 e C2 (CD)
Transenergia Renovável S.A.	LT 230 kV Barra dos Coqueiros –- Quirinópolis 2 C1	Eletrobras (49.0)
LT 230 kV Palmeiras – Edéia C1
LT 230 kV Chapadão – Jataí C1 e C2 (CD)
IEG –- Interligação Elétrica Garanhuns S.A.	LT 500 kV Garanhuns II – Campina Grande III C1	Chesf (49.0)
LT 500 kV Garanhuns II – Pau Ferro C1
LT 500 kV Luiz Gonzaga – Garanhuns II C2
LT 230 kV Garanhuns II – Angelim C4
STN – Sistema de Transmissão do Nordeste S.A.	LT 500 kV Teresina II – Tiangua II C2	Chesf (49.0)
LT 500 kV Tiangua II – Sobral III C2
LT 500 kV Sobral III – Pecem II C1
LT 500 kV Pecem II – Fortaleza II C2
Nova Era Janapu Transmissora S.A.	LT 500 kV Janúba 6 – Presidente Juscelino C1	Eletrobras (100.0)
Nova Era Ceará Transmissora S.A.	LT 500 kV Morada Nova – Pacatuba C1	Eletronorte (100)
LT 230 kV Banabuiú – Morada Nova C1
LT 230 kV Morada Nova – Russas II C1
LT 230 kV Alex – Morada Nova C1
Nova Era Teresina Transmissora S.A.	• LT 500 kV Quixadá - Crateús C1	Eletronorte (100)
• LT 500 kV Crateús – Teresina IV C1
• LT 230 kV Ibiapina II - Piripiri C3
Nova Era Integração Transmissora S.A.	LT 500 kV Bom Nome II - Campo Formoso II C1	Eletronorte (100)
• LT 500 kV Bom Nome II - Zebu III C1
• LT 500 kV Zebu III - Olindina C1
• LT 230 kV Bom Nome - Bom Nome II C1
• LT 230 kV Bom Nome - Bom Nome II C2
• LT 230 kV Zebu III - Floresta II C1
• LT 230 kV Zebu II - Zebu III C1
• LT 230 kV Zebu II - Zebu III C2
• LT 230 kV Araticum – Milagres C2
• LT 230 kV Abaiara - Milagres C2
• LT 230 kV Chapada III - Crato II C1

The table below shows an estimate of the total percentage of our participation in all our transmission substations as of December 31, 2024:

Special Purpose Company/Consortium	Name of Transmission Substation	Our Participation
Belo Monte Transmissora de Energia S.A.	Estação Conversora CA/CC, ±800 kV, 4,000MW with the SE 500kV Xingu	Eletrobras (24.5)
	Estação Conversora CA/CC ±800 kV, 3,850MV, with the SE 500kV Estreito	Eletronorte (24.5)

	SE 500/440 kV Fernão Dias (9+1R) x 400 MVA	Eletrobras (49.9)
Mata de Santa Genebra Transmissora S.A.	SE Itatiba 500 kV – C. Estático (-300/+300) Mvar
SE Santa Bárbara D´Oeste 440 kV – C. Estático (-300/+300) Mvar
Vale do São Bartolomeu Transmissora de Energia S.A.	SE Brasília Leste 500/138 kV	Eletrobras (90.0)
Transnorte Energia S.A.	SE Boa Vista 230 kV – C. Estático (-120/+150) Mvar	Eletronorte (50.38)
SE Boa Vista 500/230 kV
Caldas Novas Transmissão S.A.	SE Corumbá 500kV	Eletrobras (49.9)
Goiás Transmissão S.A.	SE Trindade 500/230 kV	Eletrobras (49.0)
IE - Madeira - Interligação Elétrica do Madeira S.A.	SE C. P. Velho - Conversora No. 2, 500/±600 kV	Eletrobras (24.5)
	SE Araraquara 2 - Conversora No. 2, ±600/500 kV	Chesf (24.5)
Luziânia – Niquelândia Transmissora S.A.	SE Niquelândia 230/69 kV	Eletrobras (49.0)
SE Luziânia 500/138 kV
MGE Transmissão S.A.	SE Viana 2 500/345 kV	Eletrobras (49.0)
SE Edéia 230/138 kV
Transenergia Renovável S.A.	SE Jataí 230/138 kV	Eletrobras (49.0)
SE Quirinópolis 2 230/138 kV
Transenergia São Paulo S.A.	SE Itatiba 500/138 kV	Eletrobras (49.0)

IEG – Interligação Elétrica Garanhuns S.A.	SE Garanhuns II 500/230 kV	Chesf (49.0)
SE Pau Ferro 500/230 kV
Nova Era Catarina Transmissora S.A.	SE Chapecoense 230/138 kV	Eletronorte (100)
Nova Era Ceará Transmissora S.A.	SE Morada Nova 500/230 kV	Eletronorte (100)
Nova Era Integração Transmissora S.A.	SE Bom Nome II 500/230/138 kV	Eletronorte (100)
SE Zebu III 500/230 kV
Nova Era Teresina Transmissora S.A.	SE Crateús 500 kV - C. Síncrono (-200/+300) Mvar	Eletronorte (100)
SE Teresina IV 500 kV

The table below shows the total percentage of our participation in generation assets as of December 31, 2024, all located in Brazil:

Special Purpose Company – SPE	Name of asset	Our Participation (%)

Teles Pires Participações S.A.	Teles Pires	Eletrobras (24.7) / CGT Eletrosul (24.7) / Eletronorte (50.56)
Companhia Hidrelétrica Teles Pires	Teles Pires	Eletrobras (24.7) / CGT Eletrosul (24.7) / Eletronorte (50.56) - through Teles Pires Participações
Baguari Energia S.A.	Baguari I e Baguari	Eletrobras (100.0)
Baguari I Geração de Energia Elétrica S.A.	Baguari	Eletrobras (100) – th Baguari Energia
Chapecoense Geração S.A.	Foz do Chapecó	Eletrobras (40.0)
Foz do Chapecó Energia S.A.	Foz do Chapecó	Eletrobras (40.0) - through Chapecoense Geração S.A.
Empresa de Energia São Manoel S.A.	São Manoel	Eletrobras (33.3)
Enerpeixe S.A.	Peixe Angical	Eletrobras (40.0)
Retiro Baixo Energética S.A.	Retiro Baixo	Eletrobras (100.0)
Madeira Energia S.A.	Santo Antônio	Eletrobras (99.73)
Santo Antônio Energia S.A.	Santo Antônio	Eletrobras (99.73) - through Madeira Energia S.A.
Serra do Facão Energia S.A.	Serra do Facão	Eletrobras (54.01)
Tijoá Participações e Investimentos S.A.	Três Irmãos	Eletrobras (49.9)
Brasil Ventos Energia S.A.	Holding	Eletrobras (100.0)
Bom Jesus Eólica S.A.	Windfarm Bom Jesus	Eletrobras (49.0) - through Brasil Ventos S.A.
Cachoeira Eólica S.A.	Windfarm Cachoeira	Eletrobras (49.0) - through Brasil Ventos S.A.
São Caetano Eólica S.A.	Windfarm São Caetano	Eletrobras (49.0) - through Brasil Ventos S.A.
São Caetano I Eólica S.A.	Windfarm São Caetano I	Eletrobras (49.0) - through Brasil Ventos S.A.
São Galvão Eólica S.A.	Windfarm São Galvão	Eletrobras (49.0) - through Brasil Ventos S.A.
Pitimbu Eólica S.A.	Windfarm Pitimbu	Eletrobras (49.0) - through Brasil Ventos S.A.
Central Eólica Famosa I S.A.	Windfarm Famosa I	Eletrobras (49.0) - through Brasil Ventos S.A.
Central Eólica Pau Brasil S.A.	Windfarm Pau Brasil	Eletrobras (49.0) - through Brasil Ventos S.A.
Central Eólica Rosada S.A.	Windfarm Rosada	Eletrobras (49.0) - through Brasil Ventos S.A.
Central Eólica São Paulo S.A.	Windfarm São Paulo	Eletrobras (49.0) - through Brasil Ventos S.A.
Energia dos Ventos V S.A.	Windfarm São Januário	Eletrobras (100.0) - through Brasil Ventos S.A.
Energia dos Ventos VI S.A.	Windfarm Nossa Senhora de Fátima	Eletrobras (100.0) - through Brasil Ventos S.A.
Energia dos Ventos VII S.A.	Windfarm Jandaia	Eletrobras (100.0) - through Brasil Ventos S.A.
Energia dos Ventos VIII S.A.	Windfarm São Clemente	Eletrobras (100.0) - through Brasil Ventos S.A.
Energia dos Ventos IX S.A.	Windfarm Jandaia I	Eletrobras (100.0) - through Brasil Ventos S.A.
Holding Brasil Ventos Energia S.A.	Windfarms Brasil Ventos	Eletrobras (100.0) - through Brasil Ventos S.A.
Itaguaçu da Bahia Energia Renováveis S.A.	Windfarm Itaguaçu da Bahia	Eletrobras (98.0) - through Brasil Ventos S.A.
Vamcruz I Participações Holding S.A.	Windfarms Vamcruz	Chesf (49.0)
Vamcruz Participações Holding S.A.	Windfarms Vamcruz	Chesf (49.0)
Usina de Energia Eólica Junco I S.A.	Windfarms Vamcruz	Chesf (49.0) - through Vamcruz I Participações
Usina de Energia Eólica Junco II S.A.	Windfarm Junco II	Chesf (49.0) - through Vamcruz I Participações
Usina de Energia Eólica Caiçara I S.A.	Windfarm Caiçara I	Chesf (49.0) - through Vamcruz I Participações
Usina de Energia Eólica Caiçara II S.A.	Windfarm Caiçara II	Chesf (49.0) - through Vamcruz I Participações
Jirau Energia S.A.	Jirau	CGT Eletrosul (20) / Chesf (20)
Eólica Ibirapuitã S.A.	Windfarm Ibirapuitã	CGT Eletrosul (100)
Norte Energia S.A.	Belo Monte	Eletronorte (34.98) / Chesf (15)
Companhia Energética Sinop S.A.	Sinop	Eletronorte (24.5) / Chesf (24.5)
Rouar S.A.	Rouar	Eletrobras (50.0)
Nova Era Solar Enki S.A.	Holding	Chesf (99,97)

International Activities

In 2024, our international presence was limited to generation and interconnection assets in Uruguay:

Eletrobras has a partnership with UTE concerning the following assets:

●Wind Farm Artilleros (65MW), which entered into operation in 2015, is owned by a Joint Venture between Eletrobras and UTE;
●Eletrobras owns and operates two interconnection lines between Brazil and Uruguay: Livramento-Rivera and Candiota-Melo.

Environmental

Environmental issues can significantly impact our operations. The Brazilian Constitution grants the Brazilian Government, the state and local governments’ power to enact laws designed to protect the environment and to issue regulations under such laws, observing their respective hierarchies and competences.

Environmental liabilities

Environmental liabilities may arise in civil, administrative and criminal spheres, which are distinct and independent, resulting in the application of administrative and criminal sanctions, in addition to civil liability related to the obligation of repairing environmental damages caused. Therefore, a single occurrence can generate environmental liability in all three spheres (administrative, civil and criminal) and the absence of a conviction or sanction in one of the spheres does not necessarily exempt the agent from its liability in the remaining spheres.

A person or entity who fails to comply with certain environmental laws and regulations, upon a wrongful action or omission, may be held liable in the criminal sphere, according to Federal Law No. 9,605/1998 (the “Environmental Crimes Law”). Criminal sanctions applicable to legal entities may include fines and restriction of rights, whereas, for individuals, they may include imprisonment, which may be imposed against executive officers and employees of companies that had decision power and were directly involved in the crime by action or omission. The liability of the legal entity does not exclude the responsibility of individuals or participants, resulting in the extension of responsibility for those acts to members of legal entities that have participated in the decisions or omissions, when they could have avoided the damages arising from them.

In the administrative sphere, failure to comply with environmental laws may also subject us to administrative penalties such as, but not limited to, fines, suspension of public agency subsidies or injunctions, suspension of operations, which, in the worst case scenario that usually involves high environmental risk or substantial damage, may require us to discontinue, temporarily or permanently, the partial or total development of our activities. Federal Decree No. 6,514/2008 specifies the administrative penalties applicable to each type of environmental infraction, setting fines that vary between a minimum of R$50 and a maximum of R$50.0 million.

Civil liability is set out by the National Environmental Policy (Política Nacional do Meio Ambiente), established by Federal Law No. 6,938/1981, which institutes strict liability for the matter, meaning the direct or indirect polluter must indemnify or repair the damages caused to the environment regardless of the existence of fault. Therefore, for liability to be imposed, it is sufficient to prove the occurrence of the damage and the causal link between the damage and the activity. In addition, Article 4 of Law No. 9,605/98 allows for the piercing of the corporate veil whenever it is an obstacle to obtaining compensation for environmental damages.

Environmental legislation also provides for joint and several civil liability between the parties responsible. Therefore, the party that has been affected by the environmental damage and/or the person/entity authorized by law is not obligated to sue all responsible parties in the same lawsuit. One of them can be chosen among all polluting entities, such as the one having the better economic situation. The injured party will be entitled to later sue the responsible parties to compensate/indemnify themselves for the damage suffered (right of contribution).

Environmental Licensing

Brazilian law requires that environmental licenses are previously obtained for construction, installation, expansion and operation of any facility that utilizes environmental resources, causes environmental degradation, or causes or has the potential to cause environmental degradation or pollution.

In most cases, enterprises and activities are subject to a three-phase licensing procedure and must obtain a Preliminary License, an Installation License and an Operation License. However, simplified procedures may be available in less complex and less impacting cases. Pursuant to Supplementary Law No. 140/2011, the determination of the environmental licensing authority depends on the specifics of the enterprise and/or activity.

Environmental licenses are typically issued on a conditional basis, i.e., they set forth technical requirements/obligations that must be complied with to ensure the validity of the respective license during its term. In addition, pursuant to Complementary Law No. 140/ 2011, the request for the renewal of an environmental license must be filed 120 days (or less, when provided by applicable State or Municipal legislation) before its expiration date, for the license to remain valid until the licensing authority issues its final decision (which may result in the renewal of the license, request for clarification or complementation, or in its denial).

The environmental licensing process usually requires the presentation of environmental studies by the interested party to the licensing authority. Since the enactment of Resolution No. 01/1986, issued by the National Environmental Council (Conselho Nacional do Meio Ambiente, or CONAMA), an Environmental Impact Assessment (EIA) and the respective Environmental Impact Report (RIMA) is required for projects with impacts deemed material – such as major electricity generation facilities built in Brazil after February 17, 1986. The EIA/RIMA is legally linked to the payment of an environmental offset, as per Federal Law No. 9,985/2000.

Facilities that have been installed and operating prior to 1986 do not necessarily require these studies but must regularize its operation by requiring a corrective license.

Failure to obtain and comply with environmental licensing law may subject us to the environmental liabilities above described. The suspension or cancellation of an environmental license or our liability for environmental crimes may subject us to the suspension of disbursements or the early maturity of financing obtained from financing agents.

Finally, Bill of Law No. 2,159/2021, aims to establish general rules for licensing activities or undertakings that use environmental resources, is currently in progress in the Federal Senate. If approved, this law could impact on the reported scenario of licensing procedure for our activities.

Energy Conservation

Over the past 35 years, the Brazilian Government has implemented several actions directed to energy conservation on the electricity sector. The Brazilian Government normally finances these actions. The most important project in this area is the Procel until June 2023.

The Procel program was created in 1985 to improve energy efficiency and rationalization of the use of natural resources throughout Brazil. MME coordinates the program, and we were responsible for its execution. The main objective of the Procel program is to encourage cooperation among various sectors of Brazilian society to improve energy conservation both on production and consumer sides. The management of Procel was transferred to ENBPar in June 2023 as part of our Privatization process.

Alternative Electricity Sources

In 2002 the Brazilian Government created the Proinfa program (the program for the development of alternative electricity sources), to create certain incentives for the development of alternative sources of energy, such as wind power projects, hydroelectric power plants and biomass projects. We were involved in the administration of Proinfa.

Under the terms of Proinfa, we bought energy generated from these alternative sources for a period of 20 years and passed this energy on to the electricity distributors, who are responsible for including the costs of the program in tariffs for all final consumers in their respective concession areas, except in the case of low-income consumers.

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

Environmental Legal Reserve Areas

Under Article No. 12 of Federal Law No. 12,651/2012, the Brazilian Forestry Code, rural properties have, in general, the obligation to preserve a certain percentage of a rural area covered with native vegetation, as a Legal Reserve.

However, Article 12, paragraph 7 of the Brazilian Forestry Code establishes that a Legal Reserve will not be required for areas acquired or expropriated by the holder of a concession, permit or authorization to exploit hydroelectric power potential, in which projects for electric power generation, or electricity substations or transmission or distribution lines are operating.

Our projects implemented prior to May 2012, prior to the Brazilian Forestry Code, observe previous regulations as well on maintenance of the Legal Reserve areas.

Permanent Preservation Areas

A Permanent Preservation Area is defined by the Brazilian Forestry Code as a legally as a protected area, irrespective of whether it is covered by native vegetation, due to its environmental properties.

According to the Article 4, III, of the Brazilian Forestry Code and CONAMA Resolution No. 302/2002, the areas surrounding artificial water reservoirs are considered Permanent Preservation Areas and entitled to special regimen of protection - its extension is defined in the environmental licensing proceeding.

Depending on the case, the drafting of an Environmental Plan for the Conservation and Use of the Reservoir Surroundings (PACUERA) may be needed. Failure to preserve such areas may result in environmental liabilities in the civil, administrative and criminal spheres, as explained above.

Other Environmental Obligations

Any removal or intervention in vegetation or in environmental protection areas, such as Permanent Preservation Areas, requires the attainment of previous authorization from environmental agencies. Failure to obtain prior authorization or comply with the conditions set forth thereof may result in environmental liabilities.

Compliance with other environmental provisions and obligations may be required for our regular operation and due to the impacts of our various projects, such as obtaining water concessions for use of hydric resources and effluents discharge, structuring and executing monitoring programs for fauna and flora of regions surrounding the electrical system installations, environmental education and recovery programs for degraded areas (Degraded Area Recovery Programs – PRAD). Some of our units are not compliant with these requirements. Nevertheless, we are seeking to obtain such permits, authorizations or grants for all applicable units.

Some of our projects impact indigenous and traditional communities, which also requires resettlement of local communities in specific cases. Such matters are addressed with mitigation and compensation measures under the environmental licensing process. However, several of our projects were developed prior to the enactment of environmental licensing legislation and, therefore, there are some ongoing discussions on the need for additional measures for mitigation of such impacts. In addition, there are some allegations as to the sufficiency of existing mitigation and compensatory measures, as well as the sufficiency of the Free, Prior and Informed Consent of the communities for the enterprises. These allegations are currently the subject of lawsuits and administrative proceedings disclosed in “Item 8–Financial Information-Litigation.”

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

Management of Contaminated Areas

The management of contaminated areas usually entails an identification phase, a diagnosis phase and an intervention phase. Depending on the results obtained on each phase – including the confirmation of the existence of environmental contamination – progressing to the subsequent phase will be needed. Soil and/or water contamination can also result in environmental liability in the three spheres. We and our subsidiaries have identified soil contamination in some specific units. In those cases, we have been following the applicable requirements for the management of contaminated areas.

The Brazilian Power Industry

General Provisions

Currently, the Interconnected Power System is divided into four electric sub-systems: Southeast/Midwest, South, Northeast and North.

In addition to the Interconnected Power System, there are also the Isolated System, which is constituted by all systems that are not part of the Interconnected Power System, and which are generally located in the Northern regions of Brazil. In the Isolated System, electricity is generated by coal-fired and oil-fueled thermal plants which are not environment friendly and have a generation cost four to five times higher than, for instance, electricity generated by hydro-electric power stations.

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

The integration of the Isolated System is expected to occur in 2027 with the completion of the Manaus - Boa Vista transmission line, which spans 716 km at 500 kV. It is noteworthy that the construction of this line is being carried out by SPE Transnorte Energia S.A., the concession holder, which has a 49% stake owned by us.

A detailed chronology of the historical background of the Brazilian power industry is set out in our Annual Report on Form 20-F as of and for the year ended December 31, 2023 (File No.001-34129), “Item 4B. Historical Background”, which is not incorporated by reference into this Annual Report.

Principal Authorities

National Energy Policy Council (CNPE)

On August 6, 1997, pursuant to article 2 of Law No. 9,478/97, the CNPE was created to optimize the use of Brazil’s energy resources, to assure the supply of electricity and to periodically review the use of regular and alternative energy to determine whether Brazil is properly using a variety of sources of energy and is not heavily dependent on a particular source.

Ministry of Mines and Energy (MME)

The MME is the Brazilian Government’s primary regulator of the power industry acting as the granting authority on behalf of the Brazilian Government. The MME has policymaking, regulatory and supervising capacities, including drafting guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions relating to public services and public assets.

National Electric Energy Agency (ANEEL)

The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency, created by Law No. 9,427/1996. ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policies of the MME and to respond to matters which are delegated to it by the Brazilian Government and by the MME. ANEEL’s current responsibilities include, among others:

(i) the administration of concessions for electricity generation, transmission and distribution activities, including the approval of electricity tariffs;

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

National Electricity System Operator (ONS)

The ONS was created in 1998 by Law No. 9,648. The ONS is a non-profit private entity comprised of concessionaires, other legal entities holding permissions or authorizations in the electrical energy market, and consumers connected to the Interconnected Power System. The primary role of the ONS is to coordinate and control the generation and transmission operations in the Interconnected Power System, subject to ANEEL’s regulation and supervision.

Electric Energy Trading Chamber (CCEE)

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

ANEEL Normative Resolutions No. 210/2006, No. 869/2020, No. 957/2021 and No. 1,009/2022, are the main regulations that govern the Electrical Energy Trading Convention (Convenção de Comercialização de Energia Elétrica) which establishes the structure and regulates the way of functioning of the CCEE and the energy trading conditions and defines, among others: (i) the rights and obligations of CCEE agents; (ii) the penalties to be imposed on defaulting agents; (iii) the means of dispute resolution; (iv) trading rules in the Regulated Market and the Free Market; and (v) the accounting and clearing process for short-term transactions.

With the publication of Decree No. 9,022/2017, which regulated Law No. 13,360/16, the budget and management of the CDE Account, the CCC Account and the RGR Fund were under our responsibility until April 30, 2017, or until ANEEL’s decision to certify the transfer of these liabilities to CCEE.

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

Energy Research Company (EPE)

EPE, created by Law No. 10,847/2004, is a state-owned company which is responsible for conducting strategic research on the energy industry, including with respect to electrical energy, oil, gas, coal and renewable energy sources. The research carried out by EPE is subsidized by the MME as part of its policymaking role in the energy industry.

Furthermore, EPE is the entity in charge of the technical qualifications of the projects participating in the bids promoted by ANEEL for sale of energy.

Energy Industry Monitoring Committee (CMSE)

The Electricity Regulatory Law authorized the creation, under Decree No. 5,175/2004, of the CMSE, which acts under the direction of the MME. The CMSE is responsible for monitoring the supply conditions of the system and for proposing preventive action (including demand-related action and contracting for a supply-side reserve) to restore service conditions where applicable.

Concessions and Authorizations

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to the MME or to ANEEL, as representatives of the Brazilian Government, for a concession, permission or authorization, as the case may be. Concessions grant the right to generate, transmit or distribute electricity in the relevant concession area for a specified period, though a concession may be revoked at the discretion of MME, following consultation with ANEEL, upon the occurrence of specific criteria. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions.

The Concession Law (Law No. 8,987 of February 13, 1995) establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, the rights of the consumers, and the obligations of the concessionaire and the granting authority. Furthermore, the concessionaire must comply with regulations governing the electricity sector. The main provisions of the Concession Law are as follows:

●	Adequate service. The concessionaire must provide adequate service equally with respect to regularity, continuity, efficiency, safety and accessibility, with moderate tariffs.
●	Use of land. The concessionaire may use public land or request the granting authority to expropriate necessary private land for the benefit of the concessionaire. The concessionaire must compensate the affected private landowners.
●	Strict liability. The concessionaire is strictly liable for all damages arising from the provision of its services.
●	Changes in controlling interest. The granting authority must approve any direct or indirect change in the concessionaire’s controlling interest.
●	Intervention by granting authority. The granting authority may intervene in the concession through an administrative proceeding, to ensure the adequate performance of services, as well as compliance with contractual and regulatory provisions.
●	Termination of the concession. The termination of the concession agreement may be accelerated through mandatory takeover or early termination. Mandatory takeover is the legally mandated early termination of a concession for the public interest. Early termination must be declared by the granting authority after a final administrative ruling that the concessionaire: (i) has failed to render adequate service or to comply with applicable law or regulation; (ii) no longer has the technical, financial or economic capacity to provide adequate service; or (iii) has not complied with penalties assessed by the granting authority. The concessionaire may judicially contest any mandatory takeover or early termination. In case of mandatory takeover and early termination, the concessionaire is entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated, after deduction of any amounts for fines and damages due by the concessionaire.
●	Expiration. When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian Government. Following the expiration, the concessionaire is entitled to indemnification for its investments in assets that have not been fully amortized or depreciated at the time of expiration.

As part of our Privatization, we entered into new concession agreements for a thirty-year term for the power plants Itumbiara, Sobradinho, Tucuruí, Mascarenhas de Moraes, and Curuá-Una, as well as for other 17 plants, which used to be operated under the quota regime in accordance with Law No. 12,783/2013. See “Item 4. Information on the Company—A. History and Development—Privatization” for further information about these new concessions pursuant to Eletrobras Privatization Law.

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

Penalties

Law No. 9,427/1996, as amended, enacted by the Brazilian Government and supplemented by ANEEL’s regulations governs the imposition of sanctions against the agents of the electricity sector. ANEEL also sets out the appropriate penalties based on the nature and importance of the breach (including warnings, fines, prohibitions on construction and installation, obligations to act or abstain, suspension from bidding for new concessions, licenses or authorizations, early termination of the authorization, intervention, and mandatory takeover of the concession or permission by the granting authority). ANEEL may also carry out the cancellation of the concession/grant. ANEEL may initiate an administrative proceeding to declare the forfeiture of concessions in the event of a default in the concession agreements.

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

Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval, including for the following (pursuant to ANEEL Resolution No. 846/2019):

●entering into certain related party transactions;
●sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services;
●changes in direct or indirect controlling interest of the holder of the authorization or concession; and
●non-compliance with the schedule for the beginning of the commercial operation of the power plant, as previously approved by ANEEL through the relevant contract.

With respect to contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be terminated early.

Furthermore, ANEEL has the institutional role of controlling the transactions of the energy industry, requiring that such transactions (i.e., the change of control of the agents of the electric energy sector, especially transmission and distribution companies and player with hydro power plant) be submitted to its prior approval before its implementation. ANEEL’s analysis regarding the transactions relates to the service provided (generation, transmission, and distribution of energy) and, for generation, the source (for example, hydro power sources). ANEEL Normative Resolution No. 948/2021 also established that mergers in the electricity sector must be submitted for review by CADE pursuant to Article 3 of Annex II of the new resolution.

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

On December 31, 2024, our network of transmission lines reached a total of 74,013.07 km, of which 10,053.71 km were corporate and not renewed pursuant to Law No. 12,783/2013; 56,706.21 km corporate under O&M Regime, renewed by Law 12,783/13; and 7,253.15 km correspond to the proportion of its equity interests in projects carried out by us through SPEs. Considering only the lines with a voltage level equal to or greater than 230 kV, we are responsible for 69,481.95 km, which represents 36.89% of the total of transmission lines in Brazil in the aforementioned voltages. As of the 4th quarter of 2020, the extension of our direct current lines started to be accounted for by pole and no longer by section, in order to match the calculation made by the MME.

Besides operating and maintaining this system in accordance with the standards of performance and quality required by ANEEL, we have actively participated in the expansion of transmission lines through concessions in auctions conducted by ANEEL, either alone or through consortiums, as well as through permits for reinforcements of the current system.

For the major transmission projects under development, see “Item 4. Information on the Company—B. Business Overview.”

Brazil has a total of seven interconnections with other countries in South America, three of them operated by Eletrobras, as set out below:

●	with Uruguay, through a 230 kV transmission line which connects substation Rivera (Uruguay) to substation Livramento (Brazil), 1.9 km long in Brazilian territory and a 525 kV transmission line which connects substation Melo (Uruguay) to substation Candiota (Brazil), 59.3 km long in Brazilian Territory.

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

Nevertheless, electricity generated by plants qualified under Proinfa, nuclear power plants, Itaipu and hydroelectric plants governed by the quota allocation system with their concession renewed pursuant to Law No. 12,783/2013 are governed by a special regime for commercialization. The electricity generated by Itaipu, the most relevant among energy sources governed by a separate regime including Decree No. 4,550/2002, is sold to ENBpar and sold to distribution concessionaires in the south and center-south-eastern power markets in proportion to their market share in those markets.

The Regulated Market

Distribution companies must meet market demand by supplying electricity primarily purchased at public auctions in the Regulated Market. In meeting demand, distribution companies must consider electricity acquired:

(i)	through regulated energy auctions;
(ii)	from plants under the Proinfa;
(iii)	from the Itaipu Binational hydroelectric plant;
(iv)	from the Angra 1 and Angra 2 nuclear plants;
(v)	from plants renewed or auctioned under Law No. 12,783/2013;
(vi)	bilateral energy contracts signed before Law No. 10,848/2004; and
(vii)	distributed generation contracts, made from renewable generation connected to the distribution companies.

According to Decree No. 9,143/2017, electricity public auctions for new generation projects are held: seven, six, five, four or three years before the initial delivery date (referred to as “A-7”, “A-6”, “A-5”, “A-4” and “A-3” auctions, respectively). Decree No. 9,143/2017 also established that, whenever there is a clear need of the distribution concessionaires, ANEEL must organize at least one A-3 auction or an A-4 auction, and one A-5 auction, or an A-6 auction per year.

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

Public energy auctions for new generation projects (New Energy Auctions) usually occur three to seven years before the estimated initial delivery date of the energy (A-3 to A-7 auctions), with contract terms ranging from 15 to 35 years. Additionally, the Granting Authority conducts auctions to allow distributors to adjust their electricity volumes in a shorter timeframe through existing generation projects (Existing Energy Auctions). These auctions usually occur one to two years before the energy delivery date (A-1 and A-2 auctions), with contracts lasting 2 years, but the legislation allows delivery within the same year or up to five years, with a maximum contract term of 15 years. Additionally, as needed, the Granting Authority can conduct adjustment auctions, in which generation and distribution companies enter into contracts for up to two years to meet consumer demand and other market adjustments.

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

The Free Market

The Free Market covers freely negotiated electricity sales between generation concessionaires, PIEs, self-generators, energy traders, importers of energy and free consumers. The Free Market also includes the bilateral contracts between generators and distribution companies executed before the enactment of the Electricity Regulatory Law, until they expire. Upon expiration, new contracts must be entered into in accordance with the Electricity Regulatory Law guidelines, which only allow the distribution companies to negotiate power within the Regulated market.

The guidelines establish extended notice periods to ensure that, if necessary, the construction of cost-efficient new generation can be concluded in order to supply the re-entry of free consumers into the Regulated Market. While state-owned generators are allowed to sell electricity to free consumers, unlike private generators, they are required to do so through a public process that guarantees transparency and equal access for all interested parties.

Free Consumers

According to the Electricity Regulatory Law, a free consumer may elect to: (i) continue to procure power from a local distribution company; (ii) purchase power directly from an independent producer or from self-producers with surplus power; (iii) purchase power from a power trade agent; or (iv) purchase energy from other free consumers by means of assignment.

The Electricity Regulatory Law further establishes that the option to become a free consumer is subject to the prior expiration or termination of its power purchase agreement with the power distribution company. If the power purchase agreement has an indefinite term, migration to the Free Market is permitted only in the year following receipt of a migration notice by the power distribution company, provided that this notice is presented by July 15 of such year. Once a consumer has migrated to the Free Market, it may only return to the Regulated Market (ACR) once it has given the relevant distribution company five years’ notice, although the distribution company may reduce that term at its discretion.

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

The law assures suppliers and their respective consumers access to the grid subject to the payment of tariffs for the use of the electric power grids and connection costs. All regulatory charges to which captive consumers are subject are added to these tariffs to ensure fair and equal treatment between captive and free consumers.

The regulations above are intended (i) to avoid arbitrage between captive and free markets by Free consumers, prohibiting opportunistic migrations, as well as (ii) to protect power distribution companies by making the captive market more predictable. Further, ANEEL must regulate migration to the Free Market without increasing captive market tariffs.

Aiming at the expansion of the Free Market and consequently the reduction of the captive market, on December 28, 2018, MME published Ordinance No. 514/2018, with complementary wording given by MME Ordinances No. 465/2019 and No. 50/2022, to regulate the provisions of paragraph 3 of article 15 of Law No. 9,074/1995 in order to decrease the load limits for consumers to contract electricity. These ordinances determine the load limits for migration of a consumer to the Free Market:

●	As of January 1, 2023, consumers with a load equal to or greater than 500 kW, served at any voltage, may opt to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the Interconnected Power System.
●	As of January 1, 2024, consumers classified as Group A, served at any voltage, may opt to purchase electricity from any concessionaire, permissionaire or authorized power supplier of the Interconnected Power System.
●	Bill No. 414 (PL 414) (currently pending before the Brazilian National Congress) expands access to the free market for consumers. PL 414 changes the operating rules of the electricity sector in order to expand access to the free energy market for all Brazilian consumers, including low-voltage (residential) consumers. The text has already been approved by the Brazilian Senate and is awaiting deliberation by the Chamber of Deputies.
●	As a result of MME Ordinance No. 690/2022, a Public Hearing was initiated with the aim of assessing the possibility of migrating consumers served in low tension to the Free Market starting January 1, 2026, except for the ones from the Residential Class and the Rural Class, which may become free consumers after January 1, 2028.

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

Although the legislation currently in force does not provide for specific thresholds for the identification of market concentration, as we hold a participation in the Brazilian market as of December 31, 2024 equivalent to 21% of the total installed capacity of the country, our activities are under constant supervision by the regulators and we are requested, on a regular basis, to update our corporate chain and investments, as well as to detail our activities and influence in the Brazilian electricity market.

CADE generally requires an in-depth analysis under the so called “ordinary procedure” for transactions which result in horizontal overlaps more than 20% and/or vertical integrations in which either the upstream or the downstream market share is in excess of 30%.

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

It was also proposed to allocate the resources of the RGR Fund for the payment of the tariff component of the assets of the transmission system not amortized or indemnified. Also, in order to reduce litigation, such payment will only occur on the condition that the component is not litigated.

As a result of Public Consultation No. 33/2017, the Bill No. 232/2016 (Bill) was approved by the Brazilian senate in March 2020. The Bill sets forth a series of innovations inspired by the Public Consultation, including changes related to the increase of energy efficiency, price reduction and development of renewable energy matrix.

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

Also as a result of Public Consultation No. 33/2017, MME issued on April 5, 2019, the Ordinance No. 187/2019 (Ordinance), establishing a Working Group in order to develop proposals for the modernization of the energy sector, including: (i) market environment and feasibility mechanisms for the expansion of the energy system; (ii) pricing mechanisms; (iii) rationalization of costs and subsidies; (iv) Energy Reallocation Mechanism (MRE); (v) allocation of costs and risks; (vi) addition of new technologies; and (vii) sustainability of distribution services.

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

Sector Charges and Tariffs

Transmission System Usage Tariff (TUST)

ANEEL oversees tariff regulations that govern access to the transmission system and establish tariffs for the use of and access to said system. Payment for the use of the transmission system is made through TUST. The TUST is paid by distribution companies and users, including generators, free consumers and special consumers, for the use of the Basic Network. The amount payable is determined by ANEEL Resolution No. 1,001/2022, and it may vary depending on several factors.

According to Decree No. 5,081/2004, ONS is the coordinator of the operation of generation and transmission services in the Interconnected Power System. Network users, including generation companies, distribution companies and free and special consumers, have signed contracts with the ONS entitling them to use the transmission grid in return for the payment of published tariffs. Other parts of the grid that are owned by transmission companies, but which are not considered part of the transmission Basic Network, are made available directly to the interested users who pay a specified fee to the relevant transmission company.

Distribution System Usage Tariff (TUSD)

The TUSD is paid by generation companies, captive, free, and special consumers for the use of the distribution system of the distribution concessionaire to which they are connected, and it is adjusted annually according to the inflation index. The amount to be paid by the user connected to the distribution system is calculated by ANEEL under the current regulations and, in particular, the Tariff Regulation Procedures (PRORET) and varies according to different factors, including, for example, network costs, operational costs, energy losses, and others.

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

Sector Charges

In certain circumstances, power companies are compensated for assets used in connection with a concession if the concession is eventually revoked or not renewed. In 1971, the Brazilian Congress created the RGR Fund designed to provide funds for that compensation. In February 1999, ANEEL reviewed the assessment of a fee requiring all distribution companies and certain generation companies operating under public service concessions to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s property, plant and equipment in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and the RGR Fund has been used principally to finance generation and distribution projects. With the introduction of Provisional Measure No. 517/10, converted in Law No. 12,431/2011, the RGR Fund is scheduled to be phased out by 2035, and ANEEL is required to revise the tariff so that the consumer will receive some benefit from the termination of the RGR Fund. In accordance with Law No. 12,783/2013, distribution concessions, transmission concessions granted after September 12, 2012, and all renewed generation and transmission concessions have not been required to pay RGR charges since January 2013. CCEE is now responsible for the management of the RGR Fund (starting on May 2017), according to Provisional Measure No. 735/2016, converted into Law No. 13,360/2016.

Proinfa

See “Item 4. Information on the Company –A. History and Development – Privatization – Proinfa” and “Item 4. Information on the Company –B. Business Overview – Alternative Electricity Sources” for information on the Proinfa program.

Public Use

The Brazilian Government has imposed a fee on PIEs reliant on hydrological resources, except for small hydroelectric power plants, similar to the fee levied on public industry companies in connection with the RGR Fund. PIEs are required to make contributions to the UBP Fund with a legal nature as a fee related to the use of public assets, according to the rules of the corresponding public bidding process for the granting of concessions.

Fuel Consumption Account (CCC)

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

Energy Development Account (CDE)

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

Electric Power Services Supervision Fee (TFSEE)

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

Reserve Energy Charge (EER)

EER is intended to cover the costs arising from the contracting of reserve energy (including administrative, financial and tax costs) that are apportioned among all end users of electric power of the Interconnected Power System.

Power Charge for Capacity Reserve (ERCAP)

ERCAP was enacted by Decree No. 10,707, dated May 28, 2021, and it covers the costs of contracting reserve capacity from power generation companies under regulated auctions to ensure continuity of electricity supply in the Interconnected Power System (SIN). ERCAP is paid by all final customers of the SIN.

System Service Charge (ESS)

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

The judicial recovery can be implemented through a reorganization plan to be approved by creditors and confirmed by the bankruptcy court. The reorganization plan must provide one or more of the means of reorganization described in the Bankruptcy Law.

However, pursuant to Law No. 12,767/2012, energy concessionaires may no longer initiate judicial or extrajudicial corporate reorganization procedures (recuperação judicial ou extrajudicial) until their concessions expire.

Extrajudicial Recovery

The Bankruptcy Law also created the extrajudicial recovery mechanism, which is a private out-of-court settlement among debtors and its creditors through which they agree to new restructuring conditions for payments of debt.

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

Bankruptcy

The Bankruptcy Law, as amended by Law No. 14,112/2020, changed the order in which claims are classified in the context of liquidation proceedings to the following order, which is set out in order of priority: (i) labor claims in general (limited to a maximum amount of 150 times the minimum monthly Brazilian wage per creditor) and labor claims related to indemnification for workplace accidents; (ii) claims of secured creditors (limited to the amount of the guarantee); (iii) tax claims (except for fines); (iv) unsecured debts (creditors not mentioned in the preceding items, labor creditors whose claims exceed the 150-minimum monthly wages limitation, and secured creditors whose claims exceed the amount of their respective security); (v) contractual fines and monetary fines arising from the disobedience of statutes; and (vi) subordinated debts (as provided for by law or in an agreement, and creditors who are shareholders, quota holders or managers of the debtor company but not in the context of a labor relationship); and (vii) interest due after the declaration of bankruptcy.There are certain credits that are senior to, or excluded from, the order of priority set out above.

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

C.Organizational Structure

As of December 31, 2024, our corporate structure consists of a holding company, three fully controlled subsidiaries (Chesf, Eletronorte and CGT Eletrosul), 63 SPEs, grouped into 38 clusters, of which 62 (37 clusters) are in Brazil and one generation company is located abroad. These SPEs can be further sub-divided into 41 generation companies (17 clusters) - including one generation company abroad - and 21 transmission (21 clusters) companies in Brazil. In addition, we have 18 affiliates. Pursuant to the Eletrobras Privatization Law, the direct or indirect control of Eletronuclear and Itaipu had to remain with the Brazilian Government, which resulted in the transfer of control of both companies to ENBPar. With respect to our wholly controlled subsidiaries:

●Chesf engages in generation and transmission in the northeast region of Brazil;
●Eletronorte engages in generation, transmission and limited distribution activities in the northern region of Brazil; and
●CGT Eletrosul engages in transmission and generation activities in the State of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná.

On July 1, 2024, our subsidiary Furnas was merged into us, to standardize and align procedures, simplify governance, and maximize the use of resources, among other strategic benefits.

We remain associated with CEPEL, a non-profit civil association founded by companies of our economic group and, in accordance with Law 14,182/21, we must continue to make contributions to CEPEL for a period of six years as from our Privatization.

We also hold a majority interest in Eletropar, a company that holds minority interests in the following Brazilian companies: (i) ISA Energia, formerly CTEEP; (ii) Empresa Metropolitana de Águas e Energia S.A. – EMAE and (iii) TAESA S.A.. Eletropar holds a minority position in Eletronet S.A., and as already mentioned, Eletropar is in the process of being merged into us.

The organizational chart below shows a summary of our shareholder structure and subsidiaries as of the date of this Annual Report (we also have minority shareholdings in 18 utility companies throughout Brazil).See “Item 4. Information on the Company—A. History and Development—Equity Participation” for further information regarding transactions performed and equity participation held by us in other companies:

*  Accounting in clusters, groups those SPEs that have subsidiaries, accounting for only one SPE for each grouping.

There have been significant impacts to our organizational structure as part of our Privatization process. See “Item 4. Information on the Company—A. History and Development—Privatization” for further information about our Privatization.

D.Property, plant and equipment

Our main assets consist of hydroelectric generation plants which are located all over Brazil. The book value of our total property, plant and equipment assets as of December 31, 2024, December 31, 2023, and December 31, 2022, was R$36.9 billion, R$35.8 billion and R$34.7 billion, respectively. As a result of the existing large hydroelectric power capacity still available in Brazil, we believe hydroelectric energy will continue to have a prominent role in providing for the growth in consumption of electrical energy.

Strategic Plan

We take the demands of each of our stakeholders and the constant evolution of the electricity sector into account for our strategic planning, in this context, we have identified specific tendencies we believe may impact on our business, such as:

(i) the expansion of renewable energy and cost-reduction in the production of clean energy;

(ii) and the continuous awareness on ESG and decarbonization

(iii) the emergence of new forms of energy consumption associated with technological development, and

(iv) the evolution of our regulatory environment, with significant changes and new milestones to incorporate emerging solutions.

These and other trends combined with the macroeconomic scenario have brought on new challenges that required us to review our positioning and vision. We aim to be in 2028 what we consider as the most complete infrastructure platform and renewable energy solution company, maximizing value for our shareholders in a sustainable manner, pursuing organizational excellence and efficient capital allocation.

E.	Compliance and ESG

Our Compliance Program

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

Our Compliance Program is designed to reinforce our commitment to improve our prevention, identification, and correction processes for non-compliance, illicit acts, and unethical behavior. This ensures compliance with anti-corruption laws by administrators, leaders, professionals, and third parties, while promoting the strengthening of a culture of ethics and integrity throughout value creation chain.

The program is structured around the pillars of prevention, detection, and evolution, under which the following principles and action points have been defined, among others:

●Prevention: establishing clear and objective compliance rules in our integrity policies, addressing topics such as interactions with public agents, conflicts of interest, corporate courtesies, fraud and corruption, competition defense, and money laundering, and reflecting the guidelines in processes exposed to the risk of fraud and corruption.
●Detection: providing an internal compliance management platform to communicate with our professionals for inquiries and records of corporate courtesies, interactions with public agents, and continuous treatment of conflicts of interest, while maintaining constant monitoring of detected alert points, as well as for requests for integrity assessments. We also offer an external and independent whistleblowing platform, encouraging the immediate reporting of ethical breaches, unlawful acts, or non-compliance and ensuring the anonymity of whistleblowers, as well as an external and independent ombudsman platform for receiving requests, suggestions, complaints, and compliments regarding our activities in general.
●Evolution: analyses and investigations on all cases reported and well-founded complaints through structured internal investigation processes, including the implementation of disciplinary measures and appropriate penalties and sanctions according to the severity of the proven infractions. Under this pillar, we also review work processes to reduce exposure to a compliance risk, as well as integrity mechanisms adopted to ensure greater effectiveness.

In addition, our strategic corporate guidelines are aligned with the United Nations Sustainable Development Goals (SDGs) and the 2030 Agenda for Sustainable Development. Our commitment prioritizes Sustainable Development Goal 16 (peace, justice, and strong institutions) which includes commitments to substantially reduce tax evasion, corruption, and bribery in all their forms and to enhance transparency, accountability, and effectiveness of institutions at all levels.

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

In 2024, we carried out more than 4.000 integrity assessments of third parties (suppliers, partners, customers and others) and of our managers and leaders. We also drafted new compliance clauses for contracts and continue to evolve with specific integrity assessments and monitoring for commercialization, transmission line auctions, new corporate M&A transactions and new professionals and leaders.

Our compliance policy has been approved by our Board of Executive Officers and Board of Directors and follows the guidelines of the Brazilian Anti-Corruption Law 12,846/13 and the U.S. Foreign Corrupt Practices Act (FCPA), in addition to observing the best market practices adopted to promote ethics and corporate integrity. In 2024 we continue acting as ambassadors for the 100% Transparency Movement (United Nations-UN), further attesting to our commitment to preventing, detecting, and remedying unethical practices. The monitoring process of the compliance program is formalized in our compliance program monitoring and updating guideline, which establishes rules for monitoring, promoting consolidation and continuous evolution of its guidelines and actions through the application of indicators, preferably systemic, periodic reports and identification of opportunities for improvement based on internal and external review work.

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

Fraud Risk Assessment

As one of the initiatives of the “Risk Management” front of the Compliance Program and in line with the Compliance Policy, through the adoption of the Fraud Risk Assessment (FRA) methodology, the risk of fraud and corruption is periodically reviewed every two years. The process includes understanding our business by analyzing the internal and external environment, identifying and assessing F&C risks, classifying them (probability x impact), assessing existing controls (residual risks), recommending action and mitigation plans, as well as opportunities for improvement. Also, updated the process of identifying, categorizing, analyzing and classifying the possible fraud and corruption risk factors inherent in its business and residual risks, considering changes in the external and internal context that have required a review of treatments and priorities, as well as their effectiveness, adapting and updating criteria, implementing and modifying whatever is necessary, in order to constantly adapt the Compliance Program.

In the latest revision of the FRA, more than 100 risk factors were mapped, related to categories as Misappropriation of Assets, Fraudulent Reporting and Corruption and those most critical were prioritized in order to draw up action plans for mitigation. Fraud and corruption risks are reflected in the Corporate Risk Matrix, especially in the Governance dimension. The compliance guidelines adopted by us, which aim, above all, to mitigate the risks of fraud and corruption and other ESG related ones, are set out mainly in our Code of Conduct and in our Compliance Policy.

Initiatives

We maintain a set of communication and training actions for various audiences to strengthen and disseminate the culture of corporate integrity. Throughout 2024, awareness-raising and training actions were carried out for all professionals and leaders to align and internalize the guidelines of our Compliance Program.

A training session was held with the Vice-Presidents and Board Members, with the participation of Transparency International, addressing the topic of Interactions with Public Agents and Lobby, in addition to addressing the topic of Political Harassment during the election period with the Directors of the subsidiaries.

The Compliance Game, a dynamic and practical training course on the Compliance Program guidelines, was made available to all employees, with specific versions aimed at administrative and operational audiences, resulting in participation of 93% of the workforce. For specific audiences more exposed to compliance risk, several webinars were held, such as Third-Party Compliance for the procurement team, and Interactions with Public Agents for the Institutional Relations and Government teams.

In November, the vice-presidency of governance, risks, compliance and Sustainability (VGR) promoted the Compliance and Information Security Week in all our companies, a hybrid event with simultaneous transmission to its regional offices, addressing the dimensions of behavioral risk related to conflict of interest, receiving/offering business courtesies, bribery and interactions with public agents, fraud and embezzlement, and leakage of confidential information, as well as its impact on the company’s processes and results.

The topic of compliance was part of all the onboarding events for new professionals and leaders, guiding them through the main guidelines of our Code of Conduct and Compliance Program.

In 2024, the Compliance Ambassadors Program was implemented, with a group of 121 volunteer professionals from almost all places where we are present. With monthly training meetings, availability of materials and guidelines, the group supported the compliance area, acting as disseminators of the guidelines, as integrity agents and as partners in mapping specific training needs and improvements in the program

Applicable Laws and Regulations

We are subject to regulation by ANEEL, which in December 2021, issued Ordinance No. 964 that provides for the cybersecurity policy to be adopted by agents in the energy sector. This regulation establishes that companies should have internal processes to meet good market practices, information security culture, secure use of information assets, and prevent and treat risks and incidents.

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

ESG Journey

We have been adopting sustainable and innovative practices since our foundation more than 60 years ago, as evidenced by the national and global recognition we have received for our efforts in this regard. We contribute substantially to making the Brazilian electricity matrix one of the cleanest in the world, with an installed capacity made up of 97% of low-carbon sources. For 19 years, we have been a signatory to the United Nations Global Compact, the largest global corporate sustainability initiative, where we are ambassadors of important initiatives related to the preservation of the Amazon Forest and promotion of bioeconomy among traditional peoples, the Net Zero Ambition movement and the Global Compact 100% Transparency Movement. As part of our strategy, we have prioritized nine Sustainable Development Goals (SDGs) for our 2030 Agenda. Our commitment has been recognized by the Global Compact Brazil Network.

Since 2009, we have publicized our annual greenhouse gases emissions, following the methodology of the Greenhouse Gas - GHG Protocol. In 2022, we joined the Brazilian GHG Protocol Program and, since then, we have been awarded the Gold Seal. We set a commitment to achieving net-zero greenhouse gas emissions by 2030 through the divestment of our thermal power plants, abatement of Scope 2 emissions with renewable energy certificates, and offsetting of carbon credits from forest restoration.

We invest in increasingly clear and objective communication on topics related to sustainability and structure our Sustainability Framework on four pillars: (i) people, (ii) planet, (iii) prosperity and (iv) governance. These pillars are based on metrics of stakeholder capitalism led by the World Economic Forum. In addition to the annual report, which meets the standards of the Global Reporting Initiative (GRI) and the guidelines of the International Integrated Reporting Council (IIRC), we published specific reports based on the materiality of the Sustainability Accounting Standards Board (SASB) and the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), among others.

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

Last year, we developed the Eletrobras Sustainability Journey, with the objective of mapping the most relevant topics for the company’s ESG performance, as well as our current level of maturity on this agenda. Throughout the Journey, we defined material topics related to sustainability to guide our priorities for action on the ESG agenda. The process resulted in the preparation of an ESG Roadmap, which will be incorporated by our strategy and will guide our actions from 2025 onwards.

For the first time, our senior management held an ESG roadshow in Europe to demonstrate our sustainability strategy to potential shareholders. Over the course of four days, we met with 14 investors in Norway, Sweden, England and France to present the company’s main sustainability initiatives. Some of the topics presented were: Climate strategy; Socio-environmental and human rights actions; Governance structure and processes; Relationship with communities. The meetings also allowed us to understand the market’s expectations regarding our performance and the Brazilian energy market in the ESG agenda, as well as to discuss best practices to guide the company’s performance in the future.

In 2024, we completed our first Independent Human Rights Assessment, focusing on the Paulo Afonso Hydroelectric Complex (BA). The initiative was conducted independently by specialized consultancies and involved listening to three audiences: own employees and third parties, communities surrounding the projects and suppliers. The final report of the assessment pointed out risks for which mitigation plans were created, with recommendations for the responsible areas to map and implement initiatives next year.

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

Overview

Directly and through our subsidiaries, we are involved in the generation and transmission of electricity in Brazil. Our revenues derive mainly from:

*

the generation of electricity through our subsidiaries and its sale to distribution companies and free consumers, which accounted for R$28.1 billion (69.9%), R$26.6 billion (71.6%), and R$23.9 billion (70.0%) of our net operating revenue in 2024, 2023, and 2022 respectively; and

●	the transmission of electricity, which accounted for R$19.3 billion (48.0%), R$17.4 billion (46.9%), and R$15.8 billion (46.3%) of our net operating revenue in 2024, 2023, and 2022 respectively.

Principal Factors Affecting our Financial Performance

Consolidation of Certain SPEs

We started to consolidate the results of Teles Pires, Baguari and Retiro Baixo in the fourth quarter of 2023. Their consolidation led to an increase in our sales of electricity generated as well as our outstanding debt, although to a lesser extent. In the year ended December 31, 2024, we consolidated their results for the entire year.

Merger of Furnas

On July 1, 2024, after all established conditions were met, Furnas was merged into us. As a result, from that date onward, all its rights and obligations were absorbed by us and Furnas ceased to exist as a separate legal entity.

We previously classified certain revenues and expenses as part of the “Administration” segment when they were not related to generation or transmission. However, following the merger of Furnas into us, starting from July 1, 2024, we no longer allocate any amounts to this segment.

Voluntary Dismissal Plan

In 2024, we announced a consensual dismissal plan (PDC 2024) for certain eligible employees. The amount recognized in respect of the PDC 2024 in our financial statements for the year ended December 31, 2024, was R$226.8 million.

Brazilian Macroeconomic Conditions

Brazilian GDP

Brazil’s GDP grew by 3.4% for the year ended December 31, 2024, and by 2.90% for the year ended December 31, 2023, as provided by the IBGE.

The Brazilian economy experienced a slowdown in late 2024, with expectations of GDP growth of 2.3% for 2025.

SELIC Rate

The SELIC rate increased to 12.25% on December 31, 2024, after having been reduced to 11.75% at the end of 2023, from 13.25% on December 31, 2022

Inflation

As of December 31, 2024, the Brazilian inflation index increased by 4.83%, as measured by the IPCA, compared to 4.62% for the year ended December 31, 2023.

Exchange Rate

Fluctuations in the exchange rate may affect our financial statements and cash flows due to our exposure to assets and liabilities denominated in foreign currencies. Accordingly, we are subject to exchange rate risks. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Brazil—The volatility of the Brazilian real and of the inflation rates may impact our operations and cash flows” for any related risks.

As we are exposed to mismatches between assets and liabilities indexed to foreign currency - especially the U.S. dollar - we have entered into hedge transactions, as further described below.

In September 2024, we entered into a cross currency swap with a notional amount of R$4.2 billion intended to hedge the U.S. dollar denominated bonds we issued against exchange rate fluctuations, with a fixed rate in U.S. dollars on the active leg and a floating rate in CDI on the passive leg.

For the debentures we issued in 2024, we entered into a price index swap with a total notional amount of R$4.2 billion to generate protection against possible inflation fluctuations, exchanging IPCA flows for CDI flows.

To hedge risks related to certain commercial contracts, we entered into non-deliverable forwards (NDFs) to lock in project costs, with R$495.9 million in NDFs executed in 2024.

In 2024, we entered into so - called “4.131 loans” with certain commercial banks. These are foreign currency loans granted abroad to Brazilian companies. The company hedged these loans into a notional amount of R$1.5 billion, exchanging the active leg flow (exchange rate variation and SOFR rate) for the passive leg flow (CDI).

Electric Power Market

According to the EPE, the total power consumption in Brazil reached 560,219 GWh in the year ended December 31, 2024, representing a 4.9% increase, following growth of 4.2% in 2023, and 1.2% in 2022. The highlight was the residential segment, recording a 7.4% rise, reaching 176,425 GWh in 2024 compared to 164,323 GWh in the previous year.

The electric power consumption in Brazil by geographic region as of December 31, 2024, and 2023 is presented below:

Energy type (measured in GWh)	2024	2023	%
Brazil	560,219	534,013	4.9
Residential	176,425	164,323	7.4
Industrial	197,565	188,268	4.9
Commercial	103,002	97,716	5.4
Others	83,227	80,705	3.1

Source: Empresa de Pesquisa Energética (EPE) – Monthly Review of the Electricity Sector.

The commercialization is guided by planning based on strategic goals and guidelines, t asset contracting levels and budgetary decisions. We continuously monitor market conditions and our portfolio, defining guidelines and pace for new operations, keeping its contracting level controlled over the years. This aims to mitigate market and liquidity risks, in addition to maximizing commercialization results.

To this end, sales targets are defined periodically by pre-approved limits, allowing flexibility and autonomy to capture opportunities. This strategy is constantly reviewed to keep up with changing scenarios.

With the opening of the free market, the number of consumers migrating to this modality increased significantly, with around 27,000 migrations in 2024. Given this scenario, the structuring of the Company’s commercialization is accompanied by the strengthening of strategic business areas, with the establishment of initiatives to strengthen existing ties and boost new value commercial relationships with customers.

Provision for Judicial Contingencies of Compulsory Loans

The compulsory loans on electricity consumption, instituted by Law No. 4,156 of November 28, 1962, were intended to generate resources for the expansion of the Brazilian electricity sector, and were extinguished by Law No. 7,181 of December 20, 1983, which set December 31, 1993, as the deadline for collection.

There are numerous judicial proceedings involving us related to compulsory loan issues. The majority of these lawsuits challenge the criteria for monetary restatement of book credits related to electricity consumption, as established by applicable legislation governing the compulsory loans and adopted by us, as well as the inflationary adjustments arising from economic plans implemented in Brazil.

We have implemented measures to mitigate the risks involved in these proceedings and to optimize tax benefits through the execution of settlement agreements, while also improving our cash disbursements. Since the fourth quarter of 2022, when negotiations began, we have reduced provisions by R$12.2 billion, of which R$11.3 billion resulted from judicial agreements. Under these we committed to pay R$7.6 billion, partly in cash and partly with assets (such as stakes in affiliated companies), generating savings of R$3.7 billion compared to the provisioned risk for these legal proceedings.

As of December 31, 2024, we have made payments in all agreements approved by the judiciary and are awaiting judicial approval and dismissal of the related proceeding in legal proceedings amounting to R$1.1 billion. As a result, we reduced our provision to R$13.7 billion as of December 31, 2024, as compared to R$17.3 billion as of December 31, 2023.

	As of December 31,
	2024	2023

	(R$ million)
Main	3,454	4,232
Indexation	15	24
Compensatory Interest	1,918	2,637
Default Interest	7,734	9,521
Legal fees	455	750
Other claims	96	99
Total	13,672	17,264

For further details regarding the time lapse for application of compensatory interest, see “Item 8. Financial Information—A. Consolidated Financial Statements—Compulsory Loans.”

Fixed Transmission Revenues

RAP is set by ANEEL and takes into account the investment, operation and maintenance costs of a transmission project. It is adjusted annually for inflation and periodically reviewed by ANEEL, which recalculates the costs associated with the efficient operation and maintenance of the system managed by the transmission companies.

Similar to the energy generation, a large part of the electric transmission concessions was renewed under Law No. 12,783/2013 and began to be remunerated through operation and maintenance tariffs, as well as remuneration and depreciation components, as per MME Ordinance No. 120/2016.

Given the predominance of hydroelectric generation in Brazil and the country’s large geographic size, the transmission costs are shared among all users. These costs are recovered through a tariff knows as TUST (Tarifa de Uso do Sistema de Transmissão), which is charged to agents that use the transmission network to deliver or receive electricity.

Itaipu

Following our Privatization, the commercialization of the energy produced by Itaipu for Brazil was immediately transferred to ENBPar from the date of effective transfer of Itaipu. We provided financial, commercial, regulatory, administrative and operational assistance to ENBPar during the management transition, for up to six months. We received renumeration for transitional services of R$2.8 billion in 2022 and did not receive any amounts in 2023 or 2024. See “Item 4. Information on the Company—A. History and Development—Privatization” for further information.

On March 31, 2023, ENBPar paid the outstanding balance of the transfer price in the updated amount of R$952.0 million, which impacted our cash flows from discontinued operations.

Transmission RBSE Payment

See Item 3.D Risks Factors - “We are no longer entitled to indemnification payments for investments in concessions renewed pursuant to Law No. 12,783/13, which were not yet amortized” for further background about the transmission RBSE payments.

We record the right to compensation arising from the construction of transmission projects, within the scope of concession contracts, under the line item “Transmission Contractual Asset”.

The movement of these assets in the years ended December 31, 2024, and 2023 is shown in the table below.

R$ million	2024	2023
Balance as of January 1	61,212.34	61,052.21
Merger	—	1,049.92
Construction revenue	4,161.74	2,960.79
Financial revenue	7,405.49	7,136.08
Regulatory remeasurements - Transmission	6,129.77	(12.14)
Transfers	1.15	(21.78)
Amortization	(11,522.83)	(10,952.75)
Balance as of December 31	67,387.66	61,212.34

The balance of the contractual asset represents the present value of the compensation that we become entitled to as we progress with the construction of transmission assets. The discount rates applied at the beginning of each project are, on average, 6.55% per year for renewed contracts and 6.63% per year for auctioned contracts.

The contract balances are substantially updated monetarily by the IPCA, except for contracts 004/2004, 010/2005, 007/2005, 008/2005, 006/2005, and 034/2001, which are updated by the IGPM.

In July 2024, ANEEL published Homologatory Resolution No. 3,348/2024, which established the RAPs for the 2024-2025 cycle.

Cycle 2024-2025
Companies	(R$ million)
Eletrobras	6,904.77
Chesf	5,208.68
Eletronorte	3,000.09
CGT Eletrosul	1,764.29
Triângulo Mineiro Transmissora S.A.	54.64
Vale do São Bartolomeu Transmissora de Energia S.A.	50.54
Total	16,983.00

In the third quarter of 2024, following the publication of the RAP for the 2024-2025 cycle by ANEEL, the Company calculated the present value of the RAP installments related to the construction of transmission projects, considering the remuneration rate of each concession contract, and compared it with the balance of the contractual asset. The difference between the recalculated present value and the book balance of the contractual asset, when it occurred, was recorded against the Company’s results.

Of the balance of the transmission contractual asset in 2024, the amount of R$32.9 billion corresponds to the right to compensation arising from the undepreciated infrastructure of RBSE, upon the renewal of concessions in 2012, under the terms of Provisional Measure No. 579/2012, converted into Law No. 12,783/2013. The flow approved by ANEEL for the receipt of RAPs related to RBSE is included in ANEEL Homologatory Resolutions No. 3,344/2024 and No. 3,348/2024.

Cycle 2024-2025
Empresas	(R$ thousand)
CGT Eletrosul	532,902
Chesf	2,942,810
Eletronorte	1,262,729
Eletrobras	4,480,081
Total	9,218,522

Debt Operations

Reprofiling of Debentures

In June 2023, our Board of Directors approved the reprofiling of the first debenture issuance of Amazonas GT (through the fourth debenture issuance by Eletronorte), with a debt balance of R$181 million as of December 31, 2024, and the second simple debenture issuance of Eletronorte, with a debt balance of R$334 million as of December 31, 2024, along with our collateral guarantee as guarantor to the respective debentures.

As a result of the reprofiling, the maturity of the debentures in respect of Eletronorte’s issuance was extended by five years, and applicable interest rates under the debenture issuance reduced to CDI + 2.75% per annum and CDI + 2.17% per annum for Amazonas GT and Eletronorte, respectively.

Issuance of Debt

In September 2023, we completed our fourth debenture issuance in two series, unsecured and not convertible to shares, comprising 7.0 million debentures with a nominal unit value of R$1,000, totaling R$7.0 billion on the date of issue with (i) R$4.0 billion in the first series; and (ii) R$3.0 billion in the second series.

Also in September 2023, Furnas, which was merged into us, issued commercial notes in five series, guaranteed by us, of R$3.5 billion, with (i) R$0.5 billion in the first series; (ii) R$0.5 billion in the second series; (iii) R$1.0 billion in the third series; (iv) R$0.5 billion in the fourth series; and (v) R$1.0 billion in the fifth series.

In January 2024, CGT Eletrosul entered into a bank loan with Citibank amounting to R$493.0 million,

In April 2024, we issued our 5th issuance of debentures, in two series, in the total amount of R$2.0 billion and R$1.0 billion, respectively.

In April 2024, CGT Eletrosul carried out their 5th issuance of debentures, in a single series, in the amount of R$0.5 billion.

In April 2024, Eletronorte carried out their 5th issuance of debentures, in a single series, in the amount of R$1.0 billion.

In April 2024, Chesf carried out their 2nd issuance of debentures, in a single series, in the amount of R$1.0 billion.

In June 2024, we carried out our 2nd issuance of commercial notes in the total amount of R$2.0 billion and entered into a so-called “4,131 loan” in the total amount of R$4.0 billion.

In June 2024, Chesf carried out their 3rd issuance of debentures, in a single series, in total amount of R$4.9 billion.

In September 2024, we issued U.S.$750,000,000 6.500% notes due 2035. Unless the notes are redeemed, repurchased or cancelled before, they will mature on January 11, 2035. The notes are unsecured and rank equally with our other unsecured senior indebtedness.

In September 2024, we carried out our 6th issuance of debentures, in a single series, in total amount of R$1.6 billion.

In September 2024, Chesf carried out its 4th issuance of debentures and Eletronorte carried out its 6th issuance of debentures, both in two series, both in total amount of R$1.9 billion.

In December 2024, we entered into a syndicated loan partially guaranteed by Italian Export Credit Agency - Servizi Assicurativi Del Commercio Estero SPA (SACE) in the total amount of US$400 million.

In December 2024, CGT Eletrosul entered into two bank loans with Citibank and Itaú, in the total aggregate amount of R$1.0 billion.

Debt Restructuring

In November 2023, our subsidiary, SAESA, underwent a debt restructuring. Furnas, which was merged into us, conducted a capital increase of R$2.0 billion, the total amount of which was used to prepay part of SAESA’s debt. We assumed the outstanding debt balance owed by SAESA to BNDES FINEM and other lending banks in the amount of R$11.5 billion.

Impairment

We estimate the recoverable amount of our fixed and intangible assets based on value in use, which is measured by the present value of estimated future cash flows. The assumptions used consider the best estimate of our management regarding future trends in the electricity sector and are based on both external sources of information and historical data from cash-generating units.

●	Until the year ended December 31, 2023, we treated each of our power generation plants as a cash-generating unit (CGU) for impairment testing purposes. With the advancement of our electricity commercialization process, consolidated in 2024 as a result of the renewal of concessions and the consequent dequotization of hydroelectric plants, there was a gradual increase in the volume of uncontracted energy. Thus, energy sales began to be considered in blocks, generating cash inflows without individual identification to the hydroelectric generation plants.
●	Following IAS 36 - Impairment of Assets, we began to consider, from January 1, 2024, the set of hydroelectric generation assets per subsidiary as a CGU, as it represents the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets or other groups of assets. For wind assets, we consider each park as a CGU, mainly due to the operational sharing of assets in wind parks.

The assumptions considered by us for the calculation of the value in use are presented in Note 19 of our Consolidated Financial Statements.

The table below sets out the accumulated impairments as of years ended December 31, 2024, and 2023.

				As of December 31,
	2024			2023
	Generation	Administration	Total	Generation	Administration	Total

	(R$ thousand)
Property, Plant and Equipment	1,175,713	—	1,175,713	1,702,409	—	1,702,409
Intangible assets	—	70,431	70,431	7,078	70,431	77,509
Total	1,175,713	70,431	1,246,144	1,709,487	70,431	1,779,918

The table below sets out our provisions for the years ended December 31, 2024, and 2023:

		As of December 31,
Cash-Generating Units	2023	Constitutions/Reversion	2024

	(R$ thousand)
Hydroelectric power units- CGT Eletrosul	105,915	(105,915)	—
Hydroelectric power units- Chesf	22,763	(22,763)	—
Hydroelectric power units- Eletrobras	75,344	(75,344)	—
Hydroelectric power units- Eletronorte	261,886	(261,886)	—
Casa Nova	87,217	140,908	228,125
Casa Nova B a G	179,038	—	179,038
Coxilha Negra	591,926	(116,087)	475,839
Entorno 2	55,687	(55,687)	—
Ibirapuitã	67,674	(36,680)	30,994
Others	262,037	(320)	261,717
Total	1,709,487	(533,774)	1,175,713

Below we highlight the main impacts resulting from our evaluation of the recoverable value as of December 31, 2024:

Coxilha Negra

CAPEX related to Coxilha Negra was substantially incurred in 2023. The wind farm asset was tested for impairment, which resulted in a reversal in the amount of R$116.1 million for the year ended December 31, 2024.

Casa Nova

The Casa Nova wind complex in Bahia has 18 wind turbines, each with a capacity of 1.5 MW, totaling 27 MW of installed capacity, enough to supply energy to approximately 22,000 households. The wind farm asset was tested for impairment, which resulted in a provision in the amount of R$140.9 million for the year ended December 31, 2024.

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

Taxes on Revenues

Taxes on revenues consist of Imposto sobre a Circulação de Mercadorias e Serviços (VAT), a sales tax charged on gross revenues. These taxes do not apply to revenues from the transmission RBSE payments described in “—Principal Factors Affecting our Financial Performance—Transmission RBSE Payment.” We are subject to different VAT rates in the different states in which we operate, depending also on the type and destination of energy, for example. Recently, in connection with the Extraordinary Appeal No. 71,4139, the Brazilian Supreme Court ruled that certain VAT taxes charged over energy were unconstitutional, since they charged very high rates that do not take into account the necessity of this energy. This decision is binding on all taxpayers and establishes that the maximum VAT rate applicable to energy transactions must be taxed at an ordinary rate. Compliance with this decision is not uniform across Brazil, as certain states did not revise their legislation, and others have revised their legislation to comply with this binding ruling. Pursuant to applicable regulations, we are not liable for VAT on revenues in our transmission segment. Additionally, we are subject to two federal taxes imposed on the gross revenues of corporate entities: the Program of Social Integration (PIS) and (COFINS).

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

Fuel for Electricity Production

The cost of fuel is no longer a significant component of our operating expenses. This is due to the sale of the Candiota III thermal power plant in January 2024 and the gas-fired power plants to Âmbar Energia in June 2024. Most of these costs, under the Isolated System, are subsequently reimbursed from the CCC Account, pursuant to Law No. 12,111/09.

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

Operational Provisions

This reflects the charges we make in respect of: (i) legal proceedings to which we are party; (ii) bad debt expense; (iii) impairments; (iv) onerous contracts; and (v) other matters.

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

Foreign Exchange and Monetary Gain (Loss)

We monitor our exposure to the floating rates and have entered into derivative contracts to minimize this exposure in accordance with our financial hedge policy. See the “Exchange Rates” above.

ITEM 5A. Operating Results

Presentation of Segment Information

Segment information is intended to provide insight into the way we manage and evaluate our businesses. The accounting policies for each segment are the same as those described in the summary of significant accounting policies. We continue to segment our core operations in the Brazilian generation and transmission markets. Previously, certain revenues and expenses not directly related to these segments were classified under the ‘Administration’ segment. However, following the merger of Furnas into us effective from July 1st, 2024, we no longer classify any amounts as part of the “Administration” segment.

Please see note 37 to Consolidated Financial Statements for information on revenues from external customers and intersegment revenues.

The following table shows our revenues and operating expenses as a percentage of net operating revenues with eliminations:

				Year Ended December 31,
	2024	2023	2022	2024	2023	2022

	(%)			(R$ thousand)
Continuing Operations
Revenues
Administration (1)	—	—	0.90	—	—	305,318
Generation	69.92	71.63	70.01	28,095,622	26,616,642	23,855,537
Transmission	48.01	46.91	46.30	19,292,579	17,432,037	15,774,884
Other operating revenues	0.84	1.15	3.23	337,166	426,427	1,101,817
Taxes on revenues	(12.59)	(13.37)	(13.62)	(5,059,581)	(4,967,222)	(4,640,238)
Regulatory charges on revenues	(6.18)	(6.32)	(6.82)	(2,484,234)	(2,348,976)	(2,323,085)
Net operating revenue	100.00	100.00	100.00	40,181,552	37,158,908	34,074,233
Expenses
Operating expenses	(66.45)	(70.32)	(85.92)	(26,702,164)	(26,129,636)	(29,275,307)
Regulatory remeasurements - Transmission contracts	15.26	(0.03)	1.07	6,129,771	(12,144)	365,178
Financial result	(28.94)	(32.30)	(12.84)	(11,628,120)	(12,002,121)	(4,373,595)
Other revenues and expenditure	0.34	1.75	0.55	136,540	651,280	186,924
Results of Equity Method Investments	6.23	5.55	6.95	2,503,205	2,062,090	2,369,777
Profit before taxes	26.43	4.65	9.82	10,620,784	1,728,377	3,347,210
Income tax and social contribution	(0.60)	8.07	(2.04)	(240,030)	2,998,498	(695,613)
Net profit from Continuing Operations	25.83	12.72	7.78	10,380,754	4,726,875	2,651,597
Net profit (loss) from Discontinued Operations	—	(0.89)	2.90	—	(332,014)	986,785
Net profit for the year	25.83	11.83	10.68	10,380,754	4,394,861	3,638,382

(1)  We used to classify certain revenues and expenses as part of the “Administration” segment when they were not related to generation or transmission. However, following the merger of Furnas into us, starting from July 1, 2024, we no longer classify any amounts as part of the “Administration” segment.

This section is an overview of our consolidated results of operations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenue:

Net operating revenue for 2024 increased by R$3.0 billion (8.1%), to R$40.2 billion in the year ended December 31, 2024, from R$37.2 billion in the year ended December 31, 2023, as a result of the factors described below.

Electricity Sales

Electricity sales for 2024 increased by R$2.5 billion, or 10.9%, to R$25.0 billion in the year ended December 31, 2024, from R$22.6 billion in the year ended December 31, 2023. This increase was mainly due to:

(i) the renegotiation of the hydrological risk of the Tucuruí Hydroelectric Power Plant, resulting in a 50-day extension of the concession in the 12th and 13th existing energy auctions (LEN), with its entire assured capacity allocated to the Regulated Market (R$1.3 billion);

(ii) the effects of the consolidation of the Teles Pires Hydroelectric Power Plant on a line-by-line basis for the entire twelve months of 2024 compared to only three months in 2023 (R$486.3 million); and

(iii) the increase in revenue in the Free Market, driven by the gradual de-contracting of power plants and the average difference settlement price (PLD) in the short-term market (MCP), which increased from R$70/MWh in 2023 to R$130/MWh in 2024.

Construction revenue on transmission assets

Construction revenue for 2024 increased by R$1.2 billion, or 40.6%, to R$4.2 billion in the year ended December 31, 2024, from R$3.0 billion in the year ended December 31, 2023. This increase was mainly due to the beginning of construction of transmission lines auctioned in March 2024 by ANEEL, which we won, through our subsidiary Eletronorte.

Contractual Financial Revenue

Contractual financial revenue for 2024 increased by R$269 million, or 3.8%, to R$7.4 billion in the year ended December 31, 2024, from R$7.1 billion in the year ended December 31, 2023. This increase was mainly due to a higher IPCA in 2024, which is the index used for monetary adjustments under certain contracts. As of December 31, 2024, the IPCA reached 4.83% compared to 4.62%, as of December 31, 2023.

Operating Expenses

Operating expenses for 2024 increased by R$573 million, or 2.2%, to R$26.7 billion in the year ended December 31, 2024, from R$26.1 billion in the year ended December 31, 2023. This increase was mainly due to (i) a 67.4% increase in energy purchased for resale to R$5.1 billion in the year ended December 31, 2024 from R$3.0 billion in the year ended December 31, 2023 and (ii) an increase in construction costs of R$996 million, or 30.3%, to R$4.3 billion in the year ended December 31, 2024 from R$3.3 billion in the year ended December 31, 2023. This increase was offset by a 107.3% reduction in operational provisions, resulting in a reversal of R$180 million as of December 31, 2024, compared to a provision of R$2.5 billion as of December 31, 2023. The mainly highlights are:

●	A net reversal of R$386.7 million in onerous contracts in 2024, compared to a provision of R$862 million in 2023, substantially referring to the improvement in the future energy price curve and the inclusion, in 2024, of the estimated cross-equity gains, resulting from the profits generated by energy contracts between the company and the SPEs, which were used to offset the balance of the onerous nature of these contracts; and
●	The net reversals of R$533.8 million in impairment of generation assets in 2024, compared to a provision of R$956.5 million in 2023, substantially reflecting our current business model, the increase in the long-term price curve, the progression of investments in capital expenditures and the entry into commercial operation of the Coxilha Negra plant.

Financial Result

Financial result increased by R$374 million, or 3.1%, which resulted in an expense of R$11.6 billion in the year ended December 31, 2024, compared to an expense of R$12.0 billion in the year ended December 31, 2023. This reduction is mainly due to variations in inflation and interest rates. The indexes impacted the monetary restatement of liabilities linked to these indexes, such as the compulsory loans, contributing to a reduction in financial expenses.

Results of Equity Method Investments

Income from equity interests increased by R$441 million, or 21.4% to R$2.5 billion in the year ended December 31, 2024, from R$2.1 billion in the year ended December 31, 2023. This increase was mainly due to the improvement in the results of minority interests held by us. Among these variations were the positive results of equity method investees ISA Energia with R$874.5 million, Eletronuclear with R$562.2 million, and SPE Belo Monte with R$291.9 million. These positive results were partially set off by negative results from SPE Norte Energia in the amount of R$835.9 million.

Other Revenue and Expenditure

Other revenue and expenditure decreased by R$514.7 million, or 79.0%, to R$136.5 million in the year ended December 31, 2024, from R$651.3 million in the year ended December 31, 2023. The reduction in other revenues and expenses is mainly due to the revenue effect generated by the pre-existing equity interest we held in Teles Pires Participações S.A. as of December 31, 2023.

Income Tax and Social Contribution

Income tax and social contributions decreased by R$3.2 billion, or 108.0%, to an expense of R$240.0 million in the year ended December 31, 2024, from revenue of R$3.0 billion in the year ended December 31, 2023. This decrease was mainly due to deferred income tax and social contributions decreased by R$3.0 billion, or 86.4%, to income of R$477.9 million in the year ended December 31, 2024, from income of R$3.5 billion in the year ended December 31, 2023. This variation on deferred income tax and contribution was mainly due to (i) the write-off of deferred tax assets at CGT Eletrosul, resulting from the completion of the divestment of thermal power plant Candiota III, due to the lack of expectation for future recoverability in the amount of R$436.1 million; (ii) the recognition of deferred tax liabilities due to the gain from the periodic tariff review in the amount of R$1.7 billion; and (iii) R$2.6 billion related to the recognition of our future recoverability expectations, following the merger of Furnas into us, in respect of deferred tax on temporary differences and tax loss carryforwards.

Net Profit

As a result of the factors discussed above, we recorded net profit of R$10.4 billion in the year ended December 31, 2024, compared to net income of R$4.4 billion in the year ended December 31, 2023.

Results of Generation Segment

Net Operating Revenue

Net operating revenues for the generation segment increased by R$1.5 billion, or 7.0%, to R$23.7 billion in the year ended December 31, 2024, from R$22.1 billion in the year ended December 31, 2023, as a result of the factors set out below.

Electricity Sales

Electricity sales for 2024 increased by R$2.5 billion, or 10.9%, to R$25.0 billion in the year ended December 31, 2024, from R$22.6 billion in the year ended December 31, 2023. This increase was mainly due to:

(i) the renegotiation of the hydrological risk of the Tucuruí hydroelectric power plant, resulting in a 50-day extension of the concession in the 12th and 13th existing energy auctions (LEN), with its entire assured capacity allocated to the Regulated Market;

(ii) the effects of the consolidation of the Teles Pires Hydroelectric Power Plant on a line-by-line basis for the entire twelve months of 2024 compared to only three-months in 2023; and

(iii) the increase in revenue in the Free Market, driven by the gradual de-contracting of power plants and the average PLD in the MCP, which increased from R$70/MWh in 2023 to R$130/MWh in 2024.

Operating Expenses

Operating expenses for the generation segment decreased by R$81.1 million, or 0.5%, to R$17.7 billion in the year ended December 31, 2024, from R$17.8 billion in the year ended December 31, 2023. This decrease was mainly due to a reduction in operational provisions, resulting in a reversal of R$180.0 million in the year ended December 31, 2024, compared to a provision of R$2.5 billion in the year ended December 31, 2023.The main highlights are:

●	The net reversal of R$386.7 million in onerous contracts in 2024, compared to a provision of R$862.0 million in 2023, substantially referring to the improvement in the future energy price curve and the inclusion, in 2024, of the estimated cross-equity gains, resulting from the profits provided to the SPEs by the energy contracts between us and the SPEs, to offset the balance of the onerous nature of these contracts; and
●	The net reversals of R$533.8 million in impairment of generation assets in 2024, compared to a provision of R$956.5 million in 2023, substantially reflecting our current business model, the increase in the long-term price curve, the progression of investments in capital expenditures and the entry into commercial operation of the Coxilha Negra plant.

The decrease was partially offset by an increase in energy purchased for resale of R$2.0 billion, or 67.4%, to R$5.1 billion in the year ended December 31, 2024, from R$3.0 billion in the year ended December 31, 2023.

Results of the Transmission Segment

Net Operating Revenue

Net operating revenue from the transmission segment increased by R$1.6 billion, or 10.5%, to R$16.5 billion in the year ended December 31, 2024, from R$14.9 billion in the year ended December 31, 2023. This increase was mainly due to an increase in construction revenue of R$1.2 billion, or 40.6%, to R$4.2 billion in the year ended December 31, 2024 from R$3.0 billion in the year ended December 31, 2023, related to the investments made in ongoing transmission projects and due to the Contractual Financial Revenue of R$269 million, or 3.8%, to R$7.4 billion in 2024 from R$7.1 billion in 2023.

Regulatory remeasurements - Transmission contracts

The regulatory remeasurements increased by R$6.1 billion, to income of R$6.1 billion from an expense of R$12.1 million. This significant increase was primarily due to the remeasurement of the RAP flow of the RBSE based on parameters considered during the periodic tariff review, which is performed annually.

Operating Expenses

Operating expenses for the transmission segment increased by R$1.5 billion to an expense of R$9.5 billion in the year ended December 31, 2024, from an expense of R$8.0 billion in the year ended December 31, 2023. This increase was directly related to the investments made in the ongoing transmission projects.

Results of the Administration Segment

We used to classify certain revenues and expenses as part of the “Administration” segment when they were not related to generation or transmission. However, since Furnas was merged into us on July 1, 2024, we no longer classify any amounts as part of the “Administration” segment. For more information, please see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting our Performance—Merger of Furnas.”

Year ended December 31, 2023, compared to year ended December 31, 2022

For a discussion of our results of operations for the year ended December 31, 2023, compared to the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects — A. Results of Operations — Year Ended December 31, 2023, Compared to Year Ended December 31, 2022” of our Annual Report on Form 20-F as of and for the year ended December 31, 2023 (File No. 001-34129).

ITEM 5B. Liquidity and Capital Resources

Our main sources of liquidity derive from the cash generated by our operations and from loans received from various sources, including funding from the local and international capital markets.

We require funding mainly to finance the upgrade and expansion of our generation and transmission facilities and to repay our maturing debt obligations.

From time to time, we evaluate potential new investment opportunities, which may be financed through cash generated from our operations, loans, issuances of debt and equity securities, capital increases or other funding sources that may be available at the time. These funds are partially derived from revenues generated by our electricity sales and interest income from our lending activities.

Sources of financing for working capital and for investments in long-term assets

Our main sources of financing for working capital and investments in property, plant and equipment over the past three years have been our own operational cash flows and loans from domestic and international lenders.

The main uses of these resources include:

(i)	payment or renegotiation of debt;

(ii) funding the improvement and expansion of our generation and transmission projects; and

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

Some of our loans, financing and debenture agreements in the local market contain covenants and restrictive clauses. Our main covenants related to financial ratios refer to compliance with certain levels of these ratios:

(i)	Net Debt to EBITDA;
(ii)	Debt Service Coverage Ratio - ICSD; and
(iii)	among others on a smaller scale existing in the contracts.

As for the covenants not associated with compliance with financial ratios, our main covenants include:

(i)	requirements for change of corporate control or corporate restructuring;
(ii)	compliance with licenses and authorizations; and
(iii)	limitation on significant sale of assets, among others.

However, it is important to note that covenants, whether associated with compliance with financial ratios, are not necessarily fully present in all our and our subsidiaries’ agreements. Besides, they may reflect conditions, calculation protocols and limits dimensioned in a customized way according to the reality of each company of the group and contractual negotiations carried out at the time of the financing. We have been adopting initiatives to gradually conform the covenants in our existing agreements with those we are adopting in our new agreements.

Our main uses of funds in the year ended December 31, 2024, were related to investments in generation and transmission assets, as well as business combinations. Net cash used in investment activities totaled R$8.7 billion. In the year ended December 31, 2023, funds were similarly used for investments in generation and transmission assets and for business combinations, with net cash provided by investment activities amounting to R$0.8 billion. In the year ended December 31, 2022, our main uses of funds were for acquisitions of intangible assets in connection with our Privatization in the amount of R$32.0 billion and the net cash used in investment activities was R$24.7 billion.

We meet these funding requirements through (i) cash and cash equivalents (R$13.0 billion), and (ii) long-term financing (totaling R$49.4 billion). Our management believes that we have sufficient sources of liquidity to meet our present financial commitments through the combined use of our operating cash flow, the receipt of indemnities already approved by the grantor under Law No. 12,783/13, our issuances of debentures, and proceeds from loans and financings already contracted. Our Board of Directors has approved a strategic business plan which aims to increase investment, sell administrative properties, sell certain SPEs, and structure a tax planning strategy to optimize our tax costs and improve the use of tax credits.

Short-Term Debt

Our outstanding short-term debt serves many purposes, including supporting our working capital. As of December 31, 2024, our total debt due in the short-term, including accrued interest, amounted to R$12.8 billion, compared to R$11.3 billion as of December 31, 2023.

Long-Term Debt

Our outstanding long-term debt consists primarily of loans from financial institutions and offerings in the international capital markets. As of December 31, 2024, our consolidated long-term debt was R$62.8 billion. As of December 31, 2023, our consolidated long-term debt was R$49.4 billion. Some of our short-term and long-term debts contain financial covenants. See “Item 4. Information on the Company—B. Business Overview—Lending and Financing Activities” for further information regarding our debts and lending activities.

	Cash Flow For the Year Ended December 31,
	2024	2023	2022

	(R$ thousand)
Net Cash Flows from Operations:
Provided by operating activities	12,385,583	8,235,338	8,104,333
Provided by/ Used in investing activities	(8,660,321)	(124,998)	(27,801,162)
Provided by/ Used in financing activities	9,800,889	(6,755,131)	30,247,200

	Cash Flow For the Year Ended December 31,
	2024	2023	2022

	(R$ thousand)
Net Cash Flows from Discontinued Operations:
Provided by/ Used in operating activities	—	—	(2,908,844)
Provided by/ Used in investing activities	—	952,036	3,079,754
Provided by/ Used in financing activities	—	—	(174,814)

Cash Flow from Operating Activities – Continuing Operations

Our cash flow from operating activities primarily results from:

•	the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices;
•	the payment of financial charges;
•	amounts received from allowed annual revenue;
•	the payment of income taxes and social contributions;
•	amounts received from financial assets;
•	amounts received from remuneration of investments in ownership interests;
•	the impact of provisions for legal proceedings; and
•	deposits for legal proceedings in cases where we are ordered to pay a deposit to the relevant court.

Cash flows from operating activities have been sufficient to meet operating and capital expenditure requirements during the periods under discussion.

In the year ended December 31, 2024, our cash flows from operating activities increased by R$4.2 billion, or 50.4%, to R$12.4 billion in the year ended December 31, 2024, from R$8.2 billion in the year ended December 31, 2023. This is mainly due to (i) the increase in accounts receivable of R$2.0 billion, (ii) the increase in the receipt of allowed annual revenue of R$960.3 million and (ii) the decrease in payment of income tax and social contribution of R$1.4 billion.

In the year ended December 31, 2023, the variation in our cash flows from operating activities was minimal, represented by an increase of R$0.1 billion, or 1.6%, to R$8.2 billion in the year ended December 31, 2023, from R$8.1 billion in the year ended December 31, 2022.

Cash Flows from Investment Activities – Continuing Operations

Our cash flow from investment activities primarily reflect:

•investment acquisitions that we entered into with third parties in the private sector in relation to the operation of new plants;

•acquisition of property, plant and equipment (primarily investments in equipment necessary for operational activities);

•payment and receipts of loans and financing on investment activities;

•acquisition of intangible assets;

•financial investments;

•capital increase investment in equity investments; and

•investments for future capital increases.

In the year ended December 31, 2024, our cash flows used in investment activities increased by R$8.5 billion, to cash used of R$8.7 billion in the year ended December 31, 2024, from cash used of R$125.0 million in the year ended December 31, 2023. This increase was mainly due to the increase acquisitions of financial investments compared to prior year’s redemptions, representing an increase in cash used of R$9.7 billion. This effect was partially offset by the disposal of investments in shareholdings, representing an increase in cash generated by investing activities of R$1.5 billion compared to prior year.

In the year ended December 31, 2023, our cash flows from investment activities decreased by R$27.7 billion to cash used of R$0.1 billion in the year ended December 31, 2023, from cash used of R$27.8 billion in the year ended December 31, 2022. This variation was mainly due to the payment of a R$26.6 billion concession award in exchange for the right to explore electricity generation projects under the New Concession Agreements. These agreements, entered as a result of our Privatization, increased our intangible assets, originated by the right to explore the potential of hydroelectric energy through our hydroelectric plants, as well as the transmission facilities of restricted interest of these plants for a period of 30 years. In exchange for the right to explore the power generation plants, we paid the Brazilian Government, as a concession award, the amount of R$26.6 billion and entered payment commitments to the CDE Account. In June 2022, we paid the updated amount of R$1.5 billion to the CDE Account. Additionally, in July 2022, we made further payments to the CDE Account of R$3.7 billion in accordance with the provisions of CNPE Resolution 15/2021 and as part of our Privatization.

Cash Flows from Financing Activities – Continuing Operations

Our cash flows from financing activities increased by R$16.6 billion, from cash used of R$6.8 billion in the year ended December 31, 2023, to cash generated of R$9.8 billion in the year ended December 31, 2024. This variation was due to the raising of funds through bonds, debentures and commercial notes of R$30.0 billion in 2024 compared to R$11.8 billion in 2023.

Our cash flows used in financing activities decreased by R$37.0 billion, or 122.3%, from cash generated of R$30.2 billion in the year ended December 31, 2022, to cash used of R$6.8 billion in the year ended December 31, 2023. This variation was due to our follow-on offering of shares as part of our Privatization in 2022 which positively impacted financing activities by R$30.6 billion as of December 31, 2022. In addition, in 2023, we made contributions of R$1.4 billion for the revitalization of the basins program in the legal Amazon and to the CDE Account as required by Law No. 14,182/21, as well as our share repurchases in the amount of R$2.0 billion.

Cash Flow - Discontinued Operations

In the year ended December 31, 2023, our cash flows from discontinued operations increased by R$955.9 million from an outflow of R$3.9 million in the year ended December 31, 2022, compared to an inflow of R$952.0 million in the year ended December 31, 2023. This variation mainly refers to cash inflows due to the anticipated receipt of the transfer price of Itaipu from ENBPar. The discontinued operations have not materially affected our liquidity.

In the year ended December 31, 2024, our cash flows from discontinued operations had no activities.

Relationship between Appropriated Retained Earnings and Cash Flows

As of December 31, 2024, our balance sheet reflected retained reserves of R$5.8 billion, which consisted of our statutory reserves but do not include unpaid shareholders’ remuneration. See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Information—Policy on Dividend Distribution.”

Capital Expenditures

In the last three years, as set out in the table below, we invested an average of R$7.5 billion per year in expansion, modernization, infrastructure, and environmental quality, among others. Over the same period, we invested a total of R$7.7 billion in these activities.

	As of December 31,
Nature of Investments	2024	2023	2022

	(R$million)
Generation	1,209.80	1,182.54	737.68
Transmission	3,613.08	2,672.82	1,183.40
Maintenance - Generation	1,385.04	1,544.75	828.66
Maintenance - Transmission	93.14	855.38	797.39
Other (Research, Infrastructure and Environmental Quality)	921.65	551.76	412.64
Subtotal Own Investments	7,222.71	6,807.25	3,959.77

Generation	478.30	1,604.49	1,660.25
Transmission	8.05	606.26	19.11
Subtotal SPEs	486.35	2,210.75	1,679.36
Total	7,709.06	9,018.00	5,639.13

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

In 2024, we invested R$3.7 billion in the transmission segment through direct investments from our subsidiaries. Of the total investment in transmission which aims to expand, reinforce, and improve the energy transmission system in Brazil, 98% corresponds to corporate investments made by us and our subsidiaries.

Additionally, in 2024, we made direct investments in the generation segment in the amount of R$3.1 billion, including an investment of R$1.4 billion in maintenance.

Our capital expenditures for property, plant and equipment and intangible assets for the years ended December 31, 2024, 2023 and 2022 were R$3.5 billion, R$4.1 billion and R$33.6 billion, respectively.

ITEM 5C. Research and Development, Patents and Licenses

Research and Development

In 2024, we developed approximately 30 research and development projects, with estimated investments of R$130 million and mainly related to energy storage, modernization of operations, energy commercialization and asset monitoring and management.

Regarding developments focused on hydrogen, the technical barrier to overcome is the development of a system that allows optimal monitoring of the maintenance and the operation of the low-carbon plant using water electrolysis installed at Itumbiara Hydroelectric Plant. Therefore, productivity and efficiency can be maximized, keeping the costs low and maintainers up to date with the operating conditions.

Our innovation projects are supported by the technical expertise, laboratory infrastructure, and services of Cepel. As a leading Scientific, Technological, and Innovation Institution (ICT) in the development of the Brazilian Electric System, Cepel has been a technical and strategic partner for our main value delivery projects, as well as in the implementation of the company’s and sector’s priority themes, with a focus on energy transition and the continuous improvement of its products and services, which are widely used by various players in the electricity sector nationwide.

The multidisciplinary nature of its solutions, which cover several areas of the electricity sector (generation, transmission, distribution, and commercialization), along with the recognition of the efficiency and reliability of its deliverables, have strengthened the national energy matrix. Added to this is an excellent technical team—predominantly composed of Masters and PhDs—and a unique, world-class laboratory infrastructure.

Trademarks, Patents and Licenses

We hold 52 trademark registrations with the Brazilian National Industrial Property Institute (INPI), of which: (i) 12 relate to the prior trademark (which was adopted in 2010 and renewed in 2007), in effect until 2027, when we will be able to assess whether or not it is appropriate to renew them again and (ii) 40 related to the current trademark (which was adopted in 2010) and is therefore still valid, granting us ownership over one of our most valuable assets which is our trademark.

Three trademark registrations, which were set to expire in January 2024, were renewed for ten years in November 2023. In respect of our subsidiaries, the portfolio comprises one trademark for Eletronorte, 15 trademarks for Furnas, 9 trademarks for Chesf, totaling 25 active trademark registrations. CGT-Eletrosul does not hold any registered trademarks.

With respect to our main trademarks, we emphasize that we have “Eletrobras” as a trademark with the INPI. CGT Eletrosul has one patent granted for “Special Reinforced Concrete Foundation for Structural Reinforcement of Foundations in Metal Grid of Towers of Electric Power Transmission Lines,” and 6 applications filed with the INPI, of which two applications were filed jointly with CEEE–GT/UBEA/PUC-RS and one filed jointly with UBEA/PUC-RS (which was filed also internationally).

We work to protect inventions and research results, adopting the practice of monitoring R&D projects and employee innovations with the aim of improving the results obtained in this area. The granted patents guarantee the right to use the invention exclusively during the term of the patent, as well as the possibility of licensing, and the promotion of creative and innovative processes. we and our subsidiaries have 60 active patent applications, of which 34 have been granted. In addition, we and our subsidiaries have 57 software registrations.

CEPEL has five patents granted by INPI, one of which is also internationally granted by the United States Patent Office and the European Patent Office, one design patent granted by INPI and another five patent registration requests pending with the INPI. CEPEL also has eleven software registered with the INPI and 25 trademarks granted and another 2 requests pending.

Insurance

We have the following insurance policies, whose coverage extends to our subsidiaries:

●civil liability for directors and executives (D&O);

•group life and personal accidents for employees, directors, interns and apprentices;

•general civil liability for its operations;

•comprehensive corporate for buildings, warehouses and contents of administrative addresses;

•national and international transportation (land, air and sea);

•operational risks for equipment in our hydroelectric plants, wind farms, gas-fired thermoelectric plants, solar plants and transmission substations;

•cyber risk;

•guarantees: judicial, proposal, faithful compliance;

•aeronautical risks (civil liability and hull) for aircraft and drones;

•maritime risks (civil liability and hull) for vessels;

•heavy fleet and various equipment.

ITEM 5D. Trend Information

To achieve our goal of becoming the most complete infrastructure platform and renewable energy company in a sustainable manner, we continuously analyze the environment in which we operate, to ensure that our strategic planning remains updated and consistent with the demands of the energy sector and our stakeholders.

We have identified the following key trends, which contain certain forward-looking information and should be read in conjunction with “Cautionary Statement Regarding Forward-Looking Information,” “Item 3.D Key Information—Risk Factors” and “Item 4. Information on the Company—A. History and Development.” We believe these trends will allow us to continue to grow our business and further improve our corporate image:

•Customers: we believe that a rising demand for decarbonization and clean energy solutions should foster demand for agile and efficient services in the sector, and companies with a diversified and updated portfolio, competitive prices and guarantees and operational quality will thrive.

•Shareholders: we believe that solid expansion plans, sustainable capital allocation, commitment to an ESG agenda, efficient risk management, and transparent communication about strategy will play a crucial role.

•Professionals: we also believe that providing safe working conditions, opportunities for development, aligned incentives and an inclusive and welcoming corporate environment will be a significant factor for growth.

•Society: another trend we have identified is an increased focus on efficiency, transparency and social development. As a key player in Brazil’s renewable energy future, we recognize that delivering high-quality infrastructure that ensures continuous and reliable supply, safe operations guided by ethics and environmental responsibility will be paramount for the future.

•Suppliers: we believe that partnerships based on trust and commitment, with transparency and clear communication, as well as guarantees of financial health and long-term sustainability for a stable and secure relationship will play a significant role in operations.

•Regulatory environment: we further believe that ensuring quality and continuity in supply and meeting sustainability goals while encouraging technological innovation to ensure energy safety and efficiency will be a key trend for the sector.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A. Board of Directors and Senior Management

We are managed by our Board of Directors (Conselho de Administração) and Board of Executive Officers (Diretoria Executiva), according to our bylaws and applicable legislation. The management bodies also have the support of advisory bodies and secretariats specialized in matters of specific interest. Members of the Board of Directors and the Board of Executive Officers may or may not be shareholders and may be required to provide a management guarantee as required by the Brazilian Corporate Law.

Board of Directors

Our bylaws direct that our Board of Directors shall be composed of ten members that are elected at the general shareholders meeting for a term of two years and reelection is permitted. Following our Privatization and according to a regulatory permission as provided for in the Nível 1 listing segment of B3, the current Board members have an exceptional mandate until the General Shareholder’s Meeting in 2025, when a new composition will be elected for a term of two years.

The holders of the majority of the preferred shares have the right to elect one member that meets the investiture requirements. The remaining members are elected by the shareholders of our ordinary shares. The Board of Directors must appoint among the elected members the Chairman, who must elect his substitute in the event he is unavailable. The Chairman cannot hold the position of board member in more than one company that is a publicly held entity and not controlled by us. The address of our Board of Directors is Av. Graça Aranha, 26, Centro, CEP: 20030-900, Rio de Janeiro, RJ, Brazil.

Pursuant to our current bylaws, approved at the General Shareholders’ Meeting held in February 2025, our Board of Directors must be comprised of at least six independent members.

Our Board of Directors relies on the support of the Audit and Risks Committee, composed of three to five independent members, the People and Governance Committee, composed of three to five independent members, the Planning and Projects Committee, composed of three to five independent members, Sustainability Committee, composed of three to five members, and the Legal Affairs Support Committee, composed of three to five members. The first four committees are all permanent statutory committees, and all committees have their operating rules established under their internal regiment approved by our Board of Directors.

In 2024, all committees were comprised entirely of members of our Board of Directors with the following exception: the Audit and Risks Committee is composed of members of our Board of Directors and independent external members.

Our Board of Directors met 47 times in 2022, 37 times in 2023 and 45 times in 2024 at ordinary and extraordinary meetings, and when called by most of the directors or by the Chairman. Among other duties, our Board of Directors is responsible for:

(i)	establishing our business guidelines and strategic objectives in order to set the pace for our current operations and future development;
(ii)	approving our main investment projects;
(iii)	approving, in accordance with the levels established in our guidelines, the contracting of loans or financing and entering into any guarantees, in Brazil or abroad, by our subsidiaries;
(iv)	determining and reviewing our goals and main policies;
(v)	determining our core values to be promoted throughout the company; and
(vi)	selecting and appointing main executive leadership and defining their compensation structures.

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

The current nine members of our Board of Directors are listed below:

Name	Year First Elected	Position
Vicente Falconi Campos	2022	Chairman
Ivan de Souza Monteiro	2022	Director
Marcelo Gasparino da Silva	2022	Director
Marisete Fatima Dadald Pereira	2022	Director
Felipe Villela Dias	2022	Director
Daniel Alves Ferreira	2022	Director
Pedro Batista de Lima Filho	2022	Director
Ana Silvia Corso Matte	2022	Director
Marcelo de Siqueira Freitas	2022	Director

Vicente Falconi Campos – Chairman, born on September 30, 1940:

Education: Mr. Campos holds a degree in engineering from Universidade Federal de Minas Gerais, MSc. and Ph.D. in engineering at Colorado School of Mines (EUA).He has worked as an engineering professor for 30 years and he was awarded the honorary title of Professor Emérito by UFMG).

Professional Experience: Mr. Campos is the partner, founder, and president of the board of Falconi Consultores de Resultado, a management consulting company. He was member of the board of AmBev for 25 years and has served on the boards of Banco Unibanco, Brasil Foods, Cyrela and Qualicorp. He is also a member of the board of Falconi Participações S.A. and of the consulting board of Fundação Zerrener. He is a member of our People and Governance Committee and Planning and Projects Committee. Mr. Campos was named “One of the 21 voices of the 21st Century” by the American Society for Quality. He has been an independent member and chairman of our Board of Directors since August 2022.

Ivan de Souza Monteiro – Board Member, born on November 15, 1960:

Education: Mr. Monteiro holds a degree in Electronic and Telecom Engineering from Instituto Nacional de Telecomunicações, Minas Gerais State, na Executive MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), and an MBA in Management from Pontifícia Universidade Católica do Rio de Janeiro (PUC Rio).

Professional Experience: Mr. Monteiro is our current CEO. He was CEO and Vice-Chairman of Investment Banking at Credit Suisse Brasil, a board member of Gaspetro, CEO and CFO at Petrobras – Petróleo Brasileiro S.A., and Vice-President of Financial Management and Investor Relations – CFO at Banco do Brasil S.A.. He also served as General Manager at Banco do Brasil’s New York branch, General Manager at Banco do Brasil’s Lisboa and Africa branches, and Commercial Superintendent at Banco do Brasil S.A. He was a member of NuBank’s Risk Committee and served on the boards of directors of IRB – Instituto de Resseguros do Brasil, Petrobras – Petróleo Brasileiro S.A., Ultrapar Participações, Banco Votorantim Participações S.A., Banco do Brasil Seguridade, and CPFL Energia. He has been a member of our Board since August 2022, having served as Chairman of the Board until August 14, 2023, when he was elected CEO and resigned as Chairman of the Board.

Marcelo Gasparino da Silva – Board Member, born on February 13, 1971:

Education: Mr. Silva is a board member certified by experience (CCAplus) from IBGC - Brazilian Institute of Corporate Governance since 2010. He graduated in Law from Universidade Federal de Santa Catarina (1994) and is a Specialist in Corporate Tax Administration from ESAG (2000).

Professional Experience: Mr. Silva has been an independent board member in public companies and also as a tax advisor for the last 12 years. He served on our Board of Directors from 2012 to 2014, from 2016 to 2017, and since August 2022, he has been the Coordinator of our Sustainability Committee. He has been a member of the Board of Directors of Vale since 2020, Petrobras since 2021 and Banco do Brasil since 2023. At Vale, he is the Vice-Chairman of the Board of Directors, the Coordinator of the Sustainability Committee, a member of the Nomination and Governance Committee, having also exercised the Nomination Committee member positions (2022), and a member of the Operational Excellence and Risk Committee (2021-2022). At Petrobras, he is Chairman of the Sustainability, Health, Security and Environment Committee and the Minority Shareholders Committee, and is a member of the Investments Committees; Audit; and People. At Banco do Brasil, he is a member of the People, Compensation and Eligibility Committee. After working for 12 years as a corporate lawyer, he began his executive career as Legal-Institutional Director at Celesc (2007- 2009). He was Chairman of the Board of Directors of Eternit from 2017 to 2023 and of Usiminas from 2015 to 2016. He has served on the boards of Cemig (2016-2022), Kepler Weber (2017-2020), Casan (2019-2020), Celesc (2011-2014 and 2018-2019), AES Eletropaulo (2016-2018), Battistella (2016-2017), Bradespar (2015-2016), Tecnisa (2012-2014) and Usiminas (2012-2016). He was a member of the fiscal council of AES Eletropaulo (2012-2014), AES Tietê (2013-2014), Bradespar (2014-2016), Braskem (2018-2019) and Petrobras (2019-2021).

Marisete Fatima Dadald Pereira – Board Member, born on April 16, 1955:

Education: Mrs. Pereira holds a degree in Accounting and Economics from Universidade Vale do Rio dos Sinos (São Leopoldo/RS), a postgraduate degree in Accounting from Universidade do Vale do Itajaí, and a postgraduate degree in Auditing and Economics from Universidade Federal de Santa Catarina. She also holds an Executive MBA from Universidade do Estado de Santa Catarina.

Professional Experience: She was head of the Economic and Financial Department of Eletrosul for 18 years. From 2005 until 2022, she held various positions at the Ministry of Mines and Energy, including Special Advisor to the Minister, Head of the Special Advisory for Economic Matters, and Executive Secretary. She served on the Board of Directors of Eletronorte and the Fiscal Council of Furnas and Petrobras S.A. Since July 2020, she has been a member of the Board of Directors of Jirau Energia. She acts as the Coordinator of our Planning and Projects Committee.

Felipe Villela Dias – Board Member, born on December 18, 1981:

Education: Mr. Dias graduated in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ) in 2005 and holds an MBA degree in Logistics from Coppead/UFRJ.

Professional Experience: He is currently a partner at Visagio Consultoria Ltda., where he works as a finance specialist in consulting projects. He was a partner at Squadra Investimentos from June 2008 to March 2018, one of the largest independent asset management firms in the country. He participated in the resource allocation decision committee and is responsible for investment analysis in the infrastructure, logistics and construction sectors. He was appointed CFO of Brasil Brokers Participações S.A. for one year. He served on the Board of Directors of Smiles Fidelidade S.A. from 2018 to 2019, Grupo Technos from 2019 to 2023 and CVC from 2020 to 2023. He is currently an independent board member of Santos Brasil Participações S.A. since 2018, and of Eletrobras and PRIO since 2019. He is a member of our People and Governance Committee, Planning and Projects Committee, and Sustainability Committee.

Daniel Alves Ferreira – Board Member, born on July 6, 1972:

Education: He holds a Bachelor of Law from Universidade Paulista (UNIP), São Paulo (1995) and completed the specialization course in Capital Markets – Legal Aspects at the Fundação Getúlio Vargas Law School in 2009.

Professional Experience: From 1996 to 2002, he was a senior lawyer at Mesquita Pereira, Almeida and Esteves Advogados, where he worked in civil law, family law and consumer relations. He was a partner at the same law firm for 25 years, focusing on corporate law (capital markets) and mass litigation. In 2018, he became a partner at Alves Ferreira e Mesquita Sociedade de Advogados, responsible for the capital markets and corporate law areas. He served on the Board of Directors of Plascar Participações Industriais S.A from 2023 to 2024. He was a member of the Fiscal Council of Petróleo Brasileiro S/A (Petrobras) from 2018 to 2020 and the Fiscal Council of Renova Energia S/A from 2020 to 2021. He also served on the boards of Madeira Energia S/A from 2018 to 2020 and of Santo Antônio Energia S/A from 2018 to 2021. Additionally, he was a member of the Board of Directors of Renova Energia S/A from 2018 to 2020 and Companhia Energética de Minas Gerais S.A. (CEMIG) from 2016 to 2018, as well as a member of the Corporate Governance Committee in 2018. He acts as the Coordinator of our Legal Affairs Support Committee and is a member of our Audit and Risks Committee. He is currently an independent member of our Board of Directors, representing shareholders at various public and private companies and as a manager of the proxy voting area.

Pedro Batista de Lima Filho – Board Member, born on January 14, 1975:

Education: Mr. Lima Filho holds a degree in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ).

Professional Experience: Mr. Lima Filho is the founding partner of 3G Radar and has been a partner of 3G Capital from April 2013 to 2024. He was a founding partner and member of the Executive Committee of Vinci Partners, where he led the equity research team. He also headed the Brazil Equity Research team at UBS Pactual. Mr. Batista was a partner at Banco Pactual from 1997 until 2006, receiving several awards from Institutional Investor and LatinFinance for his analytical works in various sectors. He currently acts as the Coordinator of our People and Governance Committee and is a member of our Planning and Projects Committee and our Legal Affairs Support Committee.

Ana Silvia Corso Matte – Board Member, born on May 30, 1958:

Education: she holds a bachelor’s degree in law from Universidade Federal do Rio Grande do Sul (UFRGS) and a post-graduate degree in Human Resources from PUC-Rio. She has executive training courses and for board members from Fundação Dom Cabral, INSEAD and for board members from IBGC, among others.

Professional Experience: She was an executive in the areas of human resources and administration for 34 years, holding management and C-Level positions in companies such as CSN, WELLA and Light S.A, among others. She is certified as a Board Member (CCAplus Level) by IBGC and as an Innovation Advisor by GoNew. For 12 years, she has served as a member of the board of directors and as an independent external member in thematic committees for companies such as Cemig S.A, Cemig Telecom, Renova Energia, Eletrobras, Vale, Copel, Petrobras and SABESP, where she served as a member of the board from April to September 2024. She is a member of the board of directors and the Sustainability Committee of Norte Energia S.A. She is also a member of our People and Governance Committees and Sustainability Committee. She is a Specialist External Member of the Eligibility and Remuneration Committee of SABESP. She is a founding partner of the consulting firm Ana Silvia Matte Consultoria em Gestão Ltda., and an angel investor in several startups.

Marcelo de Siqueira Freitas – Board Member, born on September 13, 1977:

Education: Mr. Freitas holds a Law degree from Universidade de Brasília (1999). In 2014, he took part in the Senior Managers in Government program at John F. Kennedy School of Government (USA) and, in 2015, in the Management in the Public Sector program at École Nationale D’Administration in France.

Professional Experience: Mr. Freitas served as a federal attorney from 2000 to 2023, including his role as Federal Attorney General at the Attorney General’s Office from 2008 and 2015. He also served as Executive Secretary at the Ministry of Social Security in 2015. He was BNDES’ legal Director, and has held positions as Director of Integrity, Controllership and Risk Management. He was head of the Special Advisory Office of the Ministry of Economy and now leads our Legal Vice-Presidency.

Board of Executive Officers

Our Board of Executive Officers is currently made up of our CEO and ten Vice-Presidents, given one of our Vice-President for Supplies and Services is also acting as Vice-President for People, Management, and Culture Supplies and Services. Our Board of Executive Officers is required to have a minimum of three and maximum fifteen members, besides the CEO, all of them were elected by the Board of Directors, with a unified management term of two years, with reelections being allowed. Historically, our Board of Executive Officers meets every week, or when called by a majority of the Officers or by the Chief Executive Officer. Our Board of Executive Officers determines our general business policy, is responsible for all matters related to our day-to-day management and operations and is the highest controlling body with regards to the execution of our guidelines. The address of our Board of Executive Officers is Av. Graça Aranha, 26, Centro, CEP: 20030-900, Rio de Janeiro, RJ, Brazil.

The members of our Board of Executive Officers were appointed by our Board of Directors and, as of December 31, 2024, their names and titles are set out in the table below.

Name	Position
Ivan de Souza Monteiro	Chief Executive Officer
Rodrigo Limp Nascimento	Executive Vice-President of Regulation, Institutions and Markets
Camila Gualda Sampaio Araújo	Executive Vice-President of Governance, Risks, Compliance and Sustainability
Eduardo Haiama	Executive Vice-President of Finance and Investor Relations
Élio Wolff	Executive Vice-President of Strategy and Business Development
Renato Costa Santos Carreira	Executive Vice-President of People, Management, and Culture (interim)
Ítalo Tadeu de Carvalho Freitas Filho	Executive Vice-President of Commercialization and Energy Solutions
Antônio Varejão de Godoy	Executive Vice-President of Operations and Security
Renato Costa Santos Carreira	Executive Vice-President of Supplies and Services
Juliano de Carvalho Dantas	Executive Vice-President of Innovation, R&D, Digital and IT
Marcelo de Siqueira Freitas	Executive Legal Vice-President
Robson Pinheiro R. de Campos	Executive Vice-President of Expansion Engineering

Ivan de Souza Monteiro – Chief Executive Officer: See Board of Directors.

Rodrigo Limp Nascimento – Executive Vice-President of Regulation, Institutions and Markets: Mr. Rodrigo Limp Nascimento, born on January 4, 1984, has a degree in Electrical Engineering from Universidade Federal de Juiz de Fora. He has a specialization in Regulatory Law and a master’s degree in Public Sector Economics, both from the Universidade de Brasília, as well as an Executive MBA in Management of Electric Energy Companies from Fundação Getúlio Vargas. In 2007, he began his professional career at the Agência Nacional de Energia Elétrica (ANEEL), as a specialist in regulation of public energy services. In 2015, he became a legislative consultant in the areas of energy, mining and water resources in the Chamber of Deputies. From May 2018 to March 2020, he served as director of ANEEL and then as Secretary of Electric Energy at the Ministry of Mines and Energy (MME). From April 2021 to July 2022, he was a member of the Board of Directors of Itaipu. Since April 2020, he has been a member of the Board of Directors of Operador Nacional do Sistema Elétrico (ONS), assuming the Presidency of the board in May 2021. He acted as our CEO from May 2021 until September 2022.

Camila Gualda Araújo – Executive Vice-President of Governance, Risks, Compliance and Sustainability: Mrs. Camila Araújo, born on October 15, 1977, has a degree in Chemical Engineering from the Faculdade de Engenharia Industrial, a master’s degree in Business Administration from Fundação Getúlio Vargas, and a specialization in Innovation, Agile Methods and Sprint from the Faculdade de Informática e Administração Paulista. She began her career at Arthur Andersen and later moved to Deloitte, where she worked for 20 years and was a Risk partner at Deloitte Brasil, with exposure to local and international projects. She has strong experience in risk management, from identification, risk appetite, response and mitigation, to the implementation of monitoring routines and indicators. She also has experience in corporate governance, compliance (implementation, diagnostics, continuous improvement), integrity and anti-corruption programs (risk assessment, implementation of monitoring mechanisms, management of corporate investigations), and structuring projects and processes, as well as assessment of internal controls in compliance with the SOX law.

Eduardo Haiama – Executive Vice-President of Finance and Investor Relations: Mr. Eduardo Haiama, born on March 24, 1975, graduated from the Escola Politécnica da USP in Electrical Engineering and holds an MBA from Duke University (North Carolina, USA). He served as Financial and Investor Relations Director of Yduqs Participações, from 2019 to 2022, and of Equatorial Energia, from 2008 until November 2019. He was also a Board Member of Equatorial Energia. He worked at Banco UBS Pactual in the equity research area, as a senior utilities analyst between 2004 and 2008. On several occasions, he was recognized as one of the best analysts in the market by Institutional Investor. Previously, he had worked as a structured products analyst for Banco Itaú BBA (formerly BBA Creditanstalt).

Élio Wolff – Executive Vice-President of Strategy and Business Development: Mr. Élio Wolff, born on October 28, 1976, has a degree in Electrical Engineering (1999) from the Universidade Federal de Santa Catarina (UFSC), a specialization in Finance (2000) from the Fundação de Estudos e Pesquisas Socioeconômicas (Fepese/UFSC), an MBA in Corporate Finance (2003) from Ibmec, and participated in the General Management Program (2014) at CEDEP/Insead (France). In 2000, he began his professional career in Florianópolis at Gerasul/Tractebel (currently Engie) and continued his career at Engie from 2006 to 2014, where he held positions in the business development area, as financial analyst, head of strategy and CFO in Dubai, Rio de Janeiro, Panama and India. In 2015, he started working at Engie’s headquarter in Paris, reaching the position of Global Head of M&A in 2018. He assumed the vice-presidency of Strategy and Business Development at Eletrobras in December 2022.

Ítalo Tadeu de Carvalho Freitas Filho – Executive Vice-President of Commercialization and Energy Solutions: Mr. Ítalo Tadeu de Carvalho Freitas Filho, born on August 15, 1972, graduated in Mechanical Engineering (Escola Politécnica PE), completed an MBA in Finance from the University of Murcia (Spain), and holds a master’s degree in Energy and Environment from Unicamp. He worked as Engineering and Performance Manager at AES Cartagena/ES (2004-2007); was Director of Operations and Maintenance at AES Uruguaiana (2007-2009); served as Vice-President of Operations and Maintenance at Geração AES Brasil (2009-2014); and was CEO of AES Brasil (2016-2021). He held the position of Vice-President of New Business for South America and New Solutions AES International (2021-2023).

Antônio Varejão de Godoy – Executive Vice-President of Operations and Security: Mr. Antônio Varejão de Godoy, born on May 12, 1963, graduated in Electrical Engineering from the Universidade Federal de Pernambuco (UFPE), completed a master’s degree in Electrical Engineering from Unicamp, and holds an MBA in Business Finance from Fundação Getúlio Vargas (FGV). He worked at Eletrobras as manager of the Special Projects Development Department (Procel – 2002-2003). He served as CEO at Eletrobras Chesf (2014-2015); director of Engineering and Construction at Eletrobras Chesf (2015-2017); director of Generation at Eletrobras (2017-2019); president of the Norte Energia S.A. Board of Directors (2018-2020); assistant to the CEO at Eletrobras Chesf (2019-2021), where he was also superintendent of Strategy, Participations and Sustainability (2021-2022). Until 2022, he served as Director of Sensatto Energia, director of Casaforte Energia and Casaforte Eólica. He was also a board member of Companhia Rio das Flores and Garça Branca until 2022.

Renato Costa Santos Carreira – Executive Vice-President of Supplies and Services: Mr. Renato Costa Santos Carreira, born on December 5, 1973, holds a degree in Business Administration with an emphasis on Marketing (PUC-SP). He specialized in Marketing, Economic and Financial Management, both from FGV, as well as Strategy for Competitive Advantage from Harvard Business School. He was Food Commercial Director at Carrefour S/A (2003-2006); held the positions of Executive Manager for Procurement and Inbound Logistics (2006-2013) at Companhia Siderúrgica Nacional; was Executive Director of Supply Chain (Procurement, Logistics and Demand Planning) at GRSA Catering Services (Compass Group, 2013-2019); and worked at Vale S/A as Global Director of Inbound Logistics (2019-2023).

Juliano de Carvalho Dantas – Executive Vice-President of Innovation, R&D, Digital and IT: Mr. Juliano de Carvalho Dantas, born on September 1, 1976, is a mechanical engineer, graduated from the Universidade Federal do Rio Grande do Norte (UFRN), and holds a postgraduate in Project Management from FGV. He obtained a Master of Science in Management (Sloan Fellow) from Stanford Business School (USA) and completed the Advanced Management Program (AMP) from INSEAD, France. Between 2007 and 2019, he worked at Petrobras as Well Project Manager, Production Asset Manager, General Manager of Supply Strategy and General HR Manager. From November 2019 to December 2021, he led Cenpes (Centro de Pesquisas da Petrobras) as executive manager and joined the Executive Board of Petrobras as statutory director of Digital Transformation, Technology and Innovation until September 2022.

Marcelo de Siqueira Freitas - Legal Vice-President. See Board of Directors.

Robson Pinheiro R. de Campos – Executive Vice-President of Expansion Engineering: Mr. Robson Pinheiro R. de Campos, born on July 1, 1970, is a lawyer, graduated from Universidade Federal do Rio de Janeiro. He pursued specialization in Finance at IBMEC and holds a master’s degree in management from Georgetown University. He began his career in 1990 at Wartsila, where he held various positions until 2016, including as Executive Officer of Energy for Mercosur and CEO of the Brazilian operations. From 2020 to December 2023, he served as CEO of the Brazilian Engineering and Construction operation of the Chilean group Sigdo Koppers.

Family Relationships

We confirm that the Board members/Executive Board do not have family relationships.

Arrangements

We have no agreement of any kind with shareholders, clients, suppliers or other parties with respect to the election of its officers or directors. Except as described in this document, there are no pending legal proceedings to which any Board Member or Executive Officer is a party against us. Apart from statutory severance benefits, none of the Board Members or Executive Officers are entitled to any contractual benefits upon termination of employment.

ITEM 6B. Compensation

Our Ordinary General Shareholders’ Meeting held on April 26, 2024 revalidated our Compensation Model by approving the proposed total amount of compensation for the member of our management, as well as for the members of the Fiscal Council and the members of the Advisory Committees of our Board of Directors for the year 2024.

Compensation Plan Based on Restricted Shares

The beneficiaries of our Restricted Share Units Compensation Plan, as defined by the Board of Directors, have been granted specific numbers of restricted shares within a given period, which will only be transferred if the deadlines, terms and conditions defined by our Board of Directors are met. If the defined criteria are met, the transfer of ownership of the restricted shares occurs in fractions, in equal parts, observing the following timeframes: March 31, 2025, 2026 and 2027. The first two fractions have already been transferred to the beneficiaries (on March 31, 2023 and 2024).

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

Our Stock Option Plan, which is limited to our common shares, periodically grants the beneficiaries the right to purchase a certain number of common shares, at a certain price and during a certain period, in accordance with terms and conditions to be defined by our Board of Directors. Once the stock option agreement is entered into between us and the beneficiary, the maturity period of the options granted will be:

(i)one-third of the options need to have a maturity period of at least three years;
(ii)one-third of the options need to have a maturity period of at least four years; and
(iii)one-third of the options need to have a maturity period of at least five years. The maximum deadline for exercising the options is 120 days from the date they become exercisable (after the end of their respective maturity period).

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

In our General Shareholders Meeting, held on April 26, 2024, the installation of the Fiscal Council was approved. As of the date of this annual report our Fiscal Counsel is composed of four regular members and an equivalent number of alternate members, with a mandate until our general shareholders meeting for approval of the management accounts and financial statements as of and for the fiscal year ending December 31, 2024.

Our Fiscal Council supervises management to ensure compliance with our bylaws and constitutive documents’ obligations. Our current members, as of December 31, 2024, are the following:

Member	Alternate
Carlos Eduardo Teixeira Taveiros	Rochana Grossi Freire
Gisomar Francisco de Bittencourt Marinho	Paulo Roberto Franceschi
José Raimundo dos Santos	Paulo Roberto Bellentani Brandão
Ricardo Bertucci	Moacir Gibur

Committees

We currently have four permanent statutory committees: Audit and Risks Committee; People Committee; and Planning and Projects and Sustainability Committee.The Legal Affairs Support Committee is non-statutory. Currently, the Audit and Risks Committee has external independent members who are not members of our Board of Directors. The committees assist our Board of Directors in establishing the essential guidelines and control procedures within our company. Further, the committees are responsible for giving assistance, monitoring and submitting proposals in relation to their specific areas.

Audit and Risks Committee

Our Audit and Risks Committee is a permanent committee composed of a minimum of three and a maximum of five members – all independents. The principal role of this committee is to analyze and submit recommendations about risks and strategies to be followed by us in relation to internal controls, Audit and Risks management, providing more efficiency and quality to the Board of Directors’ decisions. The Audit and Risks Committee has its own bylaws and was formed and started operating in May 2018. As of December 31, 2024, two of the members of our Audit and Risks Committee were not members of our Board of Directors, as further set forth in “Item 16D. Exemption from the Listing Standards for Audit Committees.” The external members are independent members, in accordance with Brazilian law. Our current members as of December 31, 2024 are:

Current Members
Luiz Carlos Nannini (External member and coordinator)
Luís Henrique Bassi Almeida (External member)
Daniel Alves Ferreira

People and Governance Committee

Our People Committee was created in January 2021 and is composed of three to five members.The main role of this committee is to analyze and submit recommendations about our policies for the management of people and the description of the administrative structure of the management team and Fiscal Council members, providing more efficiency and quality to the more efficiency and quality to the Board of Directors’ decisions. The People Committee has its own bylaws. Our current members as of December 31, 2024, are:

Current Members
Pedro Batista de Lima Filho (Coordinator)
Ana Silvia Corso Matte (External member)
Felipe Villela Dias
Vicente Falconi Campos

Planning and Projects Committee

Our Planning and Projects Committee is composed of three to five members, and it was created in January 2021. The principal role of this committee is to analyze and submit recommendations about our strategies and business, providing more efficiency and quality to our Board of Strategy Committee of Directors’ decisions. The Planning and Projects Committee has its own bylaws. Our current members as of December 31, 2024, are:

Current Members
Marisete Fátima Dadald Pereira (Coordinator)
Felipe Villela Dias.
Vicente Falconi Campos
Pedro Batista de Lima Filho

Legal Affairs Support Committee

Our Legal Affairs Support Committee is a non-statutory technical body, composed of three to six effective members. The main role of this committee is to advise the Board of Directors by monitoring relevant litigation proceedings and judicial and extrajudicial agreements and other material legal matters. The Legal Affairs Support Committee has its own bylaws. Our current members as of December 31, 2024, are:

Current Members
Daniel Alves Ferreira (Coordinator)
Marcelo de Siqueira Freitas
Pedro Batista de Lima Filho

Sustainability Committee

Our Sustainability Committee is composed of three to five members, and it was created in May 2024. The Sustainability Committee is a statutory committee that evaluates, issues, and monitors recommendations on sustainability strategy, providing greater efficiency and quality to the decision-making process. Our current members as of December 31, 2024, are:

Current Members
Marcelo Gasparino da Silva (Coordinator)
Ana Silvia Corso Matte
Felipe Villela Dias

ITEM 6D. Employees

As of December 31, 2024, we had a total of 7,710 salaried employees compared to 8,328 salaried employees as of December 31, 2023, representing a reduction of 7.42%, and 9,670 salaried employees as of December 31, 2022. We, as a holding company, had 684 employees as of December 31, 2023 and 3.054 employees as of December 31, 2024.

Of total reduction in our number of employees, 34,5% worked in the administrative department and 65,5% in the operational segment. The reduction in staff was due, in part, to our Privatization, considering that the Eletronuclear companies and Itaipu are no longer part of our group companies. Another important factor that led to the staff reduction was the launch, in November 2022, of a new voluntary dismissal plan available to employees of our holding company, CGT Eletrosul, Eletronorte and Chesf, as further described below.

In 2023, we hired 821 new employees compared to 23 in 2022. In total, we hired 1.396 new employees in 2024.

A new career architecture was implemented, including job families and sub-families. In this way, salaries are defined based on criteria of market competitiveness, job complexity, assigned responsibilities and individual performance. The company carries out regular salary surveys to ensure that the salaries offered are in line with market practices and are competitive within our sector.

During 2024, we filed a request with the regulatory body to create a new supplementary pension fund. Our goal is to create an entity to incorporate the current pension funds, namely Eletros, Elos, Fachesf, Previnorte and Real Grandeza, which will allow for the reduction of administrative expenses, the optimization of investments, the improvement of governance and the standardization of activities, processes and systems.

Furthermore, as part of our employee appreciation and retention policy, in addition to the benefits and advantages required by law and our collective bargaining agreement, we also offer, based on our human resources policy, postgraduate, master’s and specialization educational programs, group life insurance and retirement fund. In addition, we offer transportation assistance, group life insurance, medical and hospital assistance plan, psychological pedagogical assistance, medication reimbursement, daycare assistance, meal assistance, among others.

Through a collective bargaining agreement signed with the unions, we offer our employees a profit-sharing plan based on meeting strategic targets. Our employees have freedom of association and we ensure the regular negotiation of collective bargaining agreements with the unions.

These negotiations are held at national level with representatives of various unions and associations, such as: National Federation of Urban Workers - FNU, National Federation of Engineers - FNE, Interstate Federation of Engineering Unions - FISENGE, National Federation of Energy, Water and Environmental Workers - FENATEMA, Union of Secretaries of the State of Rio de Janeiro - SINSERJ, National Federation of Industrial Technicians - FENTEC, Brazilian Federation of Administrators - FEBRAD, Regional Federation of Urban Workers of the Northeast - FRUNE, Regional Federation of Urban Workers of Goiás, Mato Grosso, Mato Grosso do Sul, Tocantins and Distrito Federal - FURCEN, Federação Nacional das Secretárias e Secretários, Sindicato dos Trabalhadores nas Indústrias da Energia Elétrica de São Paulo, Sindicato dos Eletricitários de FURNAS e DME - SINDEFURNAS, Sindicato dos Eletricitários do Norte e Noroeste Fluminense - STIEENNF, Sindicato dos Trabalhadores na Indústria de Energia Elétrica nos Municípios de Parati e Angra dos Reis - STIEPAR, Sindicato dos Administradores no Estado do Rio de Janeiro - SINAERJ.

As of December 31, 2024, around 65% of employees were covered by a collective bargaining agreement and in March 2025, 100% of professionals were covered.

Strikes and Stoppages in the Last Three Fiscal Years

In 2022, we had a strike from January 17 to February 9. After a period of suspension, the strike resumed on February 25, 2022. The strike was suspended again on March 9, 2022. In 2023, we did not have any strikes. In 2024, we had a strike from June 10 to 14. After the initiation of a negotiation mediation process by the Superior Labor Court (TST), the strike was suspended.

The 2022 strike was related to several issues, such as health care benefits, the 2018 and 2021 profit-sharing programs (PLR), travel allowances and overtime in remote work, and disagreements on issues involving certain aspects of our Privatization. There are lawsuits filed with the Superior Labor Court (TST) that are still pending judgment in order to resolve disputes related to strikes under applicable labor laws and our collective labor agreements (Acordos Coletivos de Trabalho). The strike in 2022 did not have a material economic or operational impact on us.

The strike in 2024 was related to issues such as workforce adjustments and changes to the health plan. Also in 2024, the matter was addressed within the scope of the Superior Labor Court (TST), but it was not necessary to have a judgment, since the parties reached an agreement. Thus, on December 31, 2024, 65% of employees were covered by a collective labor agreement and in March 2025, 100% of professionals were already covered by the agreement. The strike in 2024 did not have a material economic or operational impact on us.

We cannot guarantee that future strikes will not affect our operations. Historically, strikes, work stoppages or other forms of labor unrest at our company, our subsidiaries or SPEs and our major suppliers and contractors have not materially harmed our results of operations, financial condition or our ability to achieve our long-term objectives.

ITEM 6E. Share Ownership

As of December 31, 2024, certain members of the Board of Directors and the Executive Board held the shares as shown in the table below:

Board of Directors

Name	Number of Preferred Shares Held	Number of Common Shares Held
Marcelo Gasparino da Silva(1)	5,878	1
Vicente Falconi Campos(2)	4,364,579	—
Ana Sílvia Corso Matte	2,500	—
Gisomar Francisco de Bittencourt Marinho (Fiscal Council)	—	4,430
(1)Preferred shares held via an investment in M. Gaspa Corp.
(2)Shares held via an investment in Startours Fundo de Investimento em Ações IE and Lafi Fundo de Investimento em Ações Investimento no Exterior

Board of Executive Officers

Name	Number of Preferred Shares Held	Number of Common Shares Held
Rodrigo Limp Nascimento	—	51,784
Camila Gualda Sampaio Araújo	—	34,524
Elio Gil de Meirelles Wolff	—	8,630
Ivan de Souza Monteiro	—	128,346
Marcelo de Siqueira Freitas	—	11,738
Ítalo Tadeu de Carvalho Freitas Filho	200	—

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

See “Item 4. Information on the Company—A. History and Development—Privatization” of our 2023 Annual Report on Form 20-F for more information about our Privatization.

ITEM 6F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A. Major Shareholders

As of December 31, 2024, the aggregate amount of our outstanding capital stock was R$70,099,825,620 consisting of 1,974,547,554 outstanding common shares, together with 142,559 outstanding class “A” preferred shares and 268,331,236 outstanding class “B” preferred shares. This represented 97.41%, 97.03% and 95.85% of our aggregate outstanding capital stock respectively. All of our issued capital is fully paid-up. As part of our Privatization, one Class B preferred share has been used to create one special class preferred share, which is held exclusively by the Brazilian Government, and which will grant veto power in respect of corporate resolutions that seek to modify our bylaws by changing the 10% limit on the exercise of voting rights and the execution of shareholders’ agreements.

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

The following tables show information relating to beneficial ownership in our common and preferred shares as of December 31, 2024 and December 31, 2023:

	As of December 31, 2024
	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Class C Preferred Shares		Total
		(%)		(%)		(%)		(%)		(%)
Shareholder
Brazilian Government	667,888,884	32.95	—	0.00	493	0.00	1	100.00	667,889,378	28.95
BNDES Participações S.A.	71,956,435	3.55	—	0.00	18,691,102	6.68	—	0.00	90,647,537	3.93
BNDES	74,545,264	3.68	—	0.00	18,262,671	6.52	—	0.00	92,807,935	4.02
FND	45,621,589	2.25	—	0.00	—	0.00	—	0.00	45,621,589	1.98
FGHAB	1,000,000	0.05	—	0.00	—	0.00	—	0.00	1,000,000	0.04
Banco do Nordeste	424,105	0.02	—	0.00	—	0.00	—	0.00	424,105	0.02
BB Asset	19,696,076	0.97	—	0.00	1,182,641	0.42	—	0.00	20,878,717	0.90
Caixa Asset	33,862,121	1.67	—	0.00	181,959	0.06	—	0.00	34,044,080	1.48
Previ	19,503,600	0.96	—	0.00	639,281	0.23	—	0.00	20,142,881	0.87
Petros	4,040,763	0.20	—	0.00	0	0.00	—	0.00	4,040,763	0.18
Gic Private	124,796,783	6.16	—	0.00	6,338,345	2.26	—	0.00	131,135,128	5.68
Radar	5,821,332	0.29	—	0.00	30,594,076	10.93	—	0.00	36,415,408	1.58
Geração Futuro	957,565	0.05	—	0.00	22,040,398	7.87	—	0.00	22,997,963	1.00
Victor Adler/VIC DTVM	232,000	0.01	58,500	39.82	360,000	0.13	—	0.00	650,500	0.03
Board of Directors	1	0.00	—	0.00	4,372,957	1.56	—	0.00	4,372,958	0.19
Executive Board	235,022	0.01	—	0.00	200	0.00	—	0.00	235,222	0.01
Others	956,429,958	47.18	88,420	60.18	177,277,270	63.33	—	0.00	1,133,795,648	49.14
Resident	330,834,007	16.32	86,820	59.09	66,369,989	23.71	—	0.00	397,290,816	17.22
Non-Resident	574,687,848	28.35	1,600	1.09	106,094,337	37.90	—	0.00	680,783,785	29.51
ADR (Citibank)	50,908,103	2.51	—	0.00	4,812,944	1.72	—	0.00	55,721,047	2.42
Total	2,027,011,498	100	146,920	100	279,941,393	100	1	100	2,307,099,812	100

	As of December 31, 2023
	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Class C Preferred Shares		Total
		(%)		(%)		(%)		(%)		(%)
Shareholder
Brazilian Government	667,888,884	32.95	—	0.00	493	0.00	1	100.00	667,889,378	28.95
BNDES Participações S.A.	71,956,435	3.55	—	0.00	18,691,102	6.68	—	0.00	90,647,537	3.93
BNDES	74,545,264	3.68	—	0.00	18,262,671	6.52	—	0.00	92,807,935	4.02
FND	45,621,589	2.25	—	0.00	—	0.00	—	0.00	45,621,589	1.98
FGHAB	1,000,000	0.05	—	0.00	—	0.00	—	0.00	1,000,000	0.04
Banco do Nordeste	1,180,938	0.06	—	0.00	—	0.00	—	0.00	1,180,938	0.05
BB Asset	21,569,806	1.06	—	0.00	2,110,969	0.75	—	0.00	23,680,775	1.03
Caixa Asset	38,034,700	1.88	—	0.00	198,459	0.07	—	0.00	38,233,159	1.66
Previ	18,747,834	0.92	—	0.00	1,024,810	0.37	—	0.00	19,772,644	0.86
Petros	4,937,456	0.24	—	0.00	59,300	0.02	—	0.00	4,996,756	0.22
Gic Private	129,798,537	6.40	—	0.00	7,827,820	2.80	—	0.00	137,626,357	5.97
Radar	349,732	0.02	—	0.00	30,260,076	10.81	—	0.00	30,609,808	1.33
Geração Futuro	1,463,324	0.07	—	0.00	22,048,264	7.88	—	0.00	23,511,588	1.02
Victor Adler	229,100	0.01	55,800	37.98	360,000	0.13	—	0.00	644,900	0.03
Board of Directors	2,935	0.00	—	0.00	4,370,457	1.56	—	0.00	4,373,392	0.19
Executive Board	117,511	0.01	—	0.00	—	0.00	—	0.00	117,511	0.01
Others	949,567,453	46.85	91,120	62.02	174,726,972	62.42	—	0.00	1,124,385,545	48.74
Resident	424,879,549	20.96	89,520	60.93	63,297,796	22.61	—	0.00	488,266,865	21.16
Non-Resident	476,491,590	23.51	1,600	1.09	105,928,837	37.84	—	0.00	582,422,027	25.24
ADR (Citibank)	48,196,314	2.38	—	0.00	5,500,339	1.96	—	0.00	53,696,653	2.33
Total	2,027,011,498	100	146,920	100	279,941,393	100	1	100	2,307,099,812	100

ITEM 7B. Related Party Transactions

Transactions with related parties are submitted to appraisal by our Board of Directors or our Board of Executive Officers, in compliance with our bylaws and our Related-Party Transactions Policy and Management of Conflicts of Interest (TPR Policy), reviewed periodically and approved by our Board of Directors in accordance with the applicable legislation. The revision process of our TPR Policy involved the structuring of the flows of transactions with related parties and the design of internal controls associated with the stages of approval and communication of TPRs (Third-Party Transactions).

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
●The automation of validation of changes in the list of related parties: All changes made to related parties are managed through workflows in the SAP system in order to increase the security of the process of identifying and managing TPRs.

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

Loans and financing granted are made from internal sources and external sources raised through international development agencies, financial institutions and from the issue of securities in the national and international financial markets. All loans and financing are evidenced by formal agreements signed with the borrowers. These loans and financing are subject to adjustment based on the CDI, IGP-M and IPCA indices.

Below is a table with information about loans and financing granted by us, in addition to transactions with related parties that, according to accounting standards, must be disclosed in our financial statements, according to the position as of December 31, 2024:

	Consolidated (R$thousand)
	2024	2023
Debentures
Transnorte Energia	464,714	450,000
Total	464,714	450,000
Loans and Financing
Amazonas Energia S.A.	4,592,148	4,593,471
Itaipu	—	—
Equatorial Alagoas Distribuidora de Energia S.A.	—	—
Eletropaulo Metropolitana Eletricidade de São Paulo	—	—
Equatorial Piauí Distribuidora de Energia S.A.	—	—
Boa Vista S.A.	158,287	154,276
Eletronuclear	—	—
Other	195,722	188,094
(-) Estimated Credit Loss - ECL	(4,772,272)	(4,757,692)
Total	173,885	178,149
Principal	460,718	286,411
Charges	14,741	81,330
Current	475,459	367,741
Non-current	163,140	260,409

Total	638,599	628,150

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

Strictly Commutative Nature of the Agreed Conditions or the Appropriate Compensatory Payment

The transactions described above, as well as other transactions we entered into in 2024, were entered into in accordance with our TPR Policy, and the ones entered into before the approval of our Policy were executed in accordance with our bylaws and established legal practices.

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

ITEM 8. FINANCIAL INFORMATION

ITEM 8A. Consolidated Financial Statements and Other Information

See “Item 18. Financial Statements.”

Litigation

As of December 31, 2024, we were a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involved substantial monetary and other remedies. Several individual disputes accounted for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute where we have a current obligation (legal or constructive) or it is probable (more likely than not) that we will be liable for (or we will agree to settle for) monetary or other damages, and we can estimate the amount in dispute or to settle the obligation. For information on how our management classifies the claims against us, see note 27 to our Consolidated Financial Statements.

As of December 31, 2024, we provisioned R$23.4 billion in respect of our probable legal proceedings, of which R$0.8 billion were related to tax claims, R$19.7 billion were related to civil claims and R$2.3 billion were related to labor claims and R$511.2 million were related to regulatory and environmental claims. Our possible legal proceedings totaled R$54.1 billion, of which R$16.7 billion were related to tax claims, R$27.0 billion were related to civil claims and R$2.2 billion were related to labor claims. We do not provision for our possible and remote legal proceedings.

The Division of Enforcement of the Securities and Exchange Commission (SEC) had requested information regarding the investigation into compulsory loans and related litigation involving us. On April 1, 2025, we received a notice from the Division of Enforcement of the SEC, stating that they did not intend to recommend an enforcement action against us. This notice was provided to us under the guidelines set out in the final paragraph of Securities Act Release No. 5310.

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

MESA Arbitration

On September 12, 2018, SAAG and CEMIG filed an arbitral claim before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) against MESA, Furnas, FIP and Novonor seeking the annulment of the capital increase approved at MESA’s shareholders’ meeting on August 28, 2018, at which (i) Furnas, Novonor and FIP subscribed and paid in R$754.0 million through a credit capitalization; and (ii) Furnas subscribed and paid in R$85.0 million in cash, exercising its right to subscribe the remaining shares not subscribed by SAAG and CEMIG (MESA Arbitration). This capital increase was intended to help MESA refinance its debt.

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

Accordingly, Furnas filed lawsuit No. 1037335-61.2022.8.26.0100, against CEMIG and SAAG, seeking the annulment of the award issued by the Market Arbitration Chamber The claim was dismissed by the First Business Court of São Paulo Court of Justice, according to the judgment whose effects are suspended until the final judgment of the appeal filed by us, as successor to Furnas.

Tax Proceedings

We have challenged the collection of certain tax debts and tax credits and have obtained writs of mandamus to avoid payment or recover past payments. As of December 31, 2024, we were also a party to tax proceedings where we classified the risk of loss, (i) as probable in the estimated amount of R$804.0 million; and (ii) as possible in the estimated amount of R$16.7 billion. For further discussion of our tax lawsuits, see note 27.3.2 to our Consolidated Financial Statements.

Civil Proceedings

As of December 31, 2024, we provisioned a total aggregate amount of R$19.7 billion in respect of our probable losses from civil proceedings. The total amount for all possible civil proceedings was R$27.0 billion. These civil proceedings discuss, inter alia, (i) debt agreements and their provisions entered into with third parties; (ii) regulatory orders passed by ANEEL; (iii) payments, fines and charges for alleged arrears and defaults, as well as relating to an impact on surrounding communities (including indigenous community); (iv) compensation for damages; and (v) terms of contracts entered into by us with third parties. For further discussion of our civil lawsuits, see note 27.3.1 to our Consolidated Financial Statements.

As of December 31, 2024, the main civil proceedings to which we are party are described below:

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

Although we believe that most or all of these bearer bonds have already expired and cannot be enforced in light of the STJ’s ruling on the bearer bonds leading case (Repetitive Appeal No. 1050199/RJ), judicial precedents and administrative decisions of the CVM, we cannot ensure that courts will agree with our interpretation. If courts deem the bearer bonds to be enforceable, this could adversely affect our financial condition and results of operations. In addition, there are a small number of claims that seek to enforce certain bearer bonds that may have been filed before the applicable statute of limitations expired. As of the date of this annual report, we believe that the risk of loss in these bearer bond-related proceedings is remote and, therefore, we have not made any provision for the R$23.2 billion amount claimed by the plaintiffs. As of December 31, 2024, the only amount we provisioned referring to claims for bearer bonds is R$43.6 million.

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

However, over the years electricity consumers filed numerous lawsuits against us concerning book-entry credits in the context of the second phase of the compulsory loan program. These lawsuits can be divided into three main categories of claims: (i) disputes concerning the criteria and indices adopted for monetary restatement (inflation), levied on the principal amount of the compulsory loan credits, which were determined by the law that governs the compulsory loan program; (ii) disputes regarding the appropriate period for the accrual of remunerative interest of 6% per year on the amount of monetary restatement on the loan principal, (iii) disputes concerning interest on arrears on the amount of monetary restatement on the principal amount and corresponding remunerative interest of 6% per year; and (iv) disputes regarding the legitimacy of the claims made by the plaintiffs in legal proceedings. We consider claims seeking the application of the remunerative interest rate of 6% on the amount of monetary restatement after the relevant shareholders’ meeting at which the book-entry credit was converted into preferred shares as presenting a remote risk of loss given that our understanding regarding the leading compulsory loan cases we always followed was upheld by the First Section of the STJ’s judgement in respect of our motion for clarification in appeal EREsp No. 790.288/PR on November 10, 2021. Accordingly, we have not recorded any provision in connection with these proceedings.

As of December 31, 2024, our provision was R$13.7 billion, of which (i) R$3.5 billion refer to the difference in the base value resulting from the monetary restatement criteria, based on the precedents of the STJ; (ii) R$1.9 billion refer to remunerative interest on the difference arising from monetary restatement of the principal amount (reflection and difference in remunerative interest paid); (iii) R$7.7 billion refer to applicable late payment interest; (iv) R$455.0 million refer to attorney’s fees, and (v) R$95.8 million refer to various other categories of claims. We considered the risk of loss as probable and recorded this provision based on jurisprudence (e.g. Repetitive Appeal No. 1,003,955/RS and Divergence Motion in Special Appeal No. 826,809/RS). However, we may need to increase our provisions if one or more courts depart from the favorable precedents that we have followed on this matter, which could adversely affect our financial condition and results of operations.

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

Considering the differences in calculation methodologies applicable to these lawsuits, we estimate a possible risk of R$3.2 billion, including charges that we consider to be illegitimate by certain creditors and claims of branches not included in the initial petition. Furthermore, we estimate a remote risk for processes involving book-entry credits of around R$14.3 billion, including claims seeking the application of a remunerative interest rate of 6% on the amount of monetary restatement after the relevant shareholders’ meeting in which the book-entry credit was converted into preferred shares.

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

As of the date of this Annual Report, we are aware of several demands with full monetary restatement claims for credits not yet converted, that is, legal proceedings already claiming that the monetary restatement occurs from the date of the effective judicial deposit, contrary to the criterion used by us, which is the date of withdrawal of such deposits, when the amounts are effectively made available to us. There is no provision in relation to this class of compulsory loans as we consider it to be a debt that has not yet been paid (and therefore has been accounted for directly as liabilities) as opposed to a contingency. However, should creditors file lawsuits in the future, we would reassess the need for provisions. As of December 31, 2024, the aggregate principal amount of credits not converted or paid recorded was R$473.6 million.

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

Judicial Settlements

In 2022, we entered into negotiations with the counterparties in an attempt to reduce the number of claims and amounts under dispute related to compulsory loans. Since the negotiations began and until December 31, 2024, our liabilities in connection with such compulsory loans reduced by R$12.2 billion as compared to R$25.9 billion as of September 30, 2022.

Labor Proceedings

As of December 31, 2024, we were a party to labor proceedings where we classified the risk of loss (i) as probable in the estimated amount of R$2.3 billion; and (ii) as possible in the estimated amount of R$2.2 billion. Due to the amounts involved, we do not believe that any liabilities related to these individual labor lawsuits would have a material adverse effect on our financial condition or results of operations. For further information of our labor lawsuits, see note 27 to our Consolidated Financial Statements.

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

As of December 31, 2024, the main environmental proceedings we are party to are described below:

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

Eletronorte and Eletrobras - Proceeding No. 0000709-88.2006.4.01.3903

The plaintiff is the MPF and the defendants are IBAMA, FUNAI, Eletronorte and us. The MPF filed this proceeding to question the licensing of the Belo Monte Hydroelectric Plant and potential damages caused to indigenous communities without first giving them a hearing opportunity. The Supreme Federal Court of Brazil determined that any measures for reparation, including economic reparations and protective measures, if applicable, must be determined at the regular environmental license renewal process.

As of December 31, 2024, we assessed the risk of loss in this proceeding to be remote. The amount involved in this proceeding is still undetermined and, in case of loss, we could have an adverse financial impact.

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

We assessed the risk of loss in this legal proceeding as remote in the estimated amount of R$4.6 billion.

Regulatory Proceedings

As of December 31, 2024, we provisioned a total aggregate amount of R$351.1 million in respect of our probable losses from regulatory proceedings. The total amount for all possible regulatory proceedings is R$5.7 billion. These regulatory proceedings discuss, inter alia, payment of penalties, performance bonds, fees and charges in connection with concession contracts, contracts for the transmission of electricity and tariffs.

Judicial Settlements

As of December 31, 2024, we reduced the amounts provisioned by R$1.0 billion as a result of judicial settlements. In addition, we paid R$664.9 million towards settlement agreements. Chesf entered into the largest number of settlement agreements, with a reduction in provisions of R$446.8 million and payments of R$258.9 million. Furnas, which was merged into us, also entered into settlement agreements of significant value, reducing provisioned amounts by R$430.2 million and paying R$269.9 million towards such agreements. These figures do not include payments in respect of agreements related to compulsory loans. The payments in respect of agreements related to compulsory loans are addressed in “Item 8A. Consolidated Financial Statements and Other Information-Compulsory Loans”.

Criminal Proceedings

As of December 31, 2024, CGT Eletrosul and Eletronorte were a party to relevant criminal lawsuits. In addition, we or our subsidiaries are investigated from time to time in respect of alleged breaches of the Environmental Criminal Laws. These investigations may lead to further criminal proceedings being initiated against us or our subsidiaries.

As of December 31, 2024, the main criminal proceedings we are party to are described below:

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

We assessed the lawsuit, as of December 31, 2024, as having a possible risk of loss, although there are relevant legal theses to support CGT Eletrosul’s defense, because there is a study regarding a potential settlement to suspend, and later on terminate this criminal proceeding, subject to the payment of a low amount fine. In the event of loss, there could be a potential damage to our reputation, and CGT Eletrosul might receive fines and sanctions under the Environmental Criminal Laws.

Eletronorte - Proceeding No. 0000296.82.2019.8.03.0006

The defendants include Eletronorte and the plaintiff is the Public Ministry of the State of Amapá. This is an environmental criminal complaint based on flooding in the municipality of Ferreira Gomes, due to the rupture by internal erosion of an upstream cofferdam by CESBE and Empresa de Energia Cachoeira Caldeirão S.A. The plaintiff alleges pollution with damage to human health, animal death, destruction of flora, erosion of the edge of the municipality and interruption of water supply. Eletronorte would be responsible for breaching its duty of care by operating its reservoirs at Coaracy Nunes Hydroelectric Plant consistently at the maximum limit, without leaving any gaps for possible floods, contrary to operating rules. The proceeding is awaiting the summons of the defendants to continue the criminal process.

We assessed the lawsuit, as of December 31, 2024, as having a remote risk of loss because there are relevant legal theses to support Eletronorte’s defense. In the event of loss, there could be a potential damage to our reputation, and Eletronorte might receive fines and sanctions under the Environmental Criminal Laws.

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

Lawsuits before the STF Requesting a Declaration of Unconstitutionality of Law 14,182/2021

Five lawsuits were filed before the STF to discuss the constitutionality and validity of Law 14,182/2021, which approved our Privatization. We are not a party to these lawsuits. Despite requests for interim relief to suspend the effects of Law 14,182/2021, these requests were denied by Justice Nunes Marques. As a result, the provisions of Eletrobras Privatization Law remain in force.

For more information on the ADI and the Settlement Agreement in relation to the Eletrobras Privatization Law, please see “Item 4. Information on the Company—A. History and Development—Settlement with the Brazilian Government.”

Proceedings Challenging the Merger of Furnas

In December 2023, three lawsuits were filed before the Rio de Janeiro State Court requesting the suspension or annulment of the decision voted for in our Extraordinary General Meeting, which approved the merger of Furnas into us. A lawsuit with the same objective was filed before the Labor Court.

On December 29, 2023, an injunction was granted in proceeding No. 0185639-83.2023.8.19.0001 requesting the suspension of the Extraordinary General Meeting for a period of 90 days. In January 2024, the Regional Labor Court of the First Region also granted an injunction in proceeding No. 0120785-36.2023.5.01.0000, suspending the Extraordinary General Meeting until we had completed an assessment on the impact of the merger on Furnas employees.

On January 11, 2024, a decision was issued by Justice Minister Alexandre de Moraes of STF, in complaint No. 64,901, which revoked the injunctions granted in the proceedings No. 0185639-83.2023.8.19.0001 and 0186310-09.2023.8.19.0001. As such, the Extraordinary General Meeting was declared resumed on January 11, 2024 and the merger of Furnas into the group was approved by majority of votes and merged as of July 1, 2024.

Eletronuclear Proceedings

Although we now only hold a minority interest in Eletronuclear, an adverse result in certain legal proceedings to which Eletronuclear is a party could also have a material adverse effect on our financial condition and/or on our reputation. In addition, we guarantee certain of Eletronuclear’s obligations and therefore litigation outcomes that are materially averse to Eletronuclear could also materially adversely affect our financial condition and results of operations.

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

Our bylaws provide that our preferred shares will have priority in the distribution of dividends, according to the following terms:

(i)	Class “A” preferred shares, which were subscribed to as of 1969, and those resulting from bonuses awarded to them will have priority in the distribution of dividends, at 8.0% per year over the capital related to that kind and class of shares, to be shared equally among them; and
(ii)	Class “B” preferred shares, which are subscribed to as of 1969, will have priority in the distribution of dividends, at 6.0% per year, over the capital referring to this type and class of shares, to be shared equally among them.

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

For the year ended December 31, 2024, we recorded net profit attributed to the owners of R$10.4 billion. For the years ended on December 31, 2024, 2023 and 2022, the percentage of retained earnings to the total reported net profit for the year was 76.16%, 84.45% and 83.07%, respectively. Considering that the annual obligation of the payment of minimum dividends to preferred shareholders pursuant to our Brazilian Corporate Law and our bylaws was fully complied with in previous years, any distribution of dividends to be declared and paid in 2025 will be subject to article 11, §4 and §5 of our bylaws, which establish that, after the minimum dividends are ensured to preferred shares, each preferred share will be entitled to dividends, for each share, of at least 10% higher than those attributed to each common share.

For more information on recent tax reforms that may have an effect on dividend distributions, see “Item 10E. Additional Information–Taxation—Income tax—Dividends” and “Item 3D. Key Information—Risk Factors—Risks Relating to Brazil—Changes in tax or accounting laws, tax incentives, and benefits or differing interpretations of tax or accounting laws may adversely affect us.”

ITEM 8B.Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

ITEM 9A.Offer and Listing Details

Our common shares began trading on the Brazilian Stock Exchange in 1971. In the United States, our common shares and Class B preferred shares trade in the form of ADSs. We hold an insignificant number of Class A preferred shares, with no material effect on trading volume on the B3.

As a result, as of December 31, 2024, our capital stock comprised a total of R$70,099,825,620, fully paid-in and divided into 2,307,099,812 shares, of which 2,027,011,498 are common shares, 146,920 are class “A” preferred shares and 279,941,393 are class “B” preferred shares. As part of our Privatization, one Class B preferred share has been used to create one class “C” preferred share (golden share), which is held exclusively by the Brazilian Government.

There are no restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil.

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment regulations which generally require, among other things, that the relevant investments have been registered with the Central Bank. Banco Bradesco S.A., as the custodian for our common and class “B” preferred shares represented by the ADSs, has registered with the Central Bank on behalf of the Depositary the common and class “B” preferred shares that it will hold. This enables ADS holders to convert dividends, distributions or the proceeds from any sale of such common and class “B” preferred shares, as the case may be, into U.S. dollars and to remit such U.S. dollars abroad. However, ADS holders could be adversely affected by delays in, or a refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the common and preferred “B” shares underlying our ADSs.

In Brazil, there are a number of mechanisms available to foreign investors interested in trading directly on the Brazilian stock exchanges or on organized over-the-counter markets.

Since December 13, 2024, portfolio investments have been regulated by a joint resolution of the Central Bank and the CVM (RC No. 13), which came into force on January 1, 2025 and revoked Resolution No. 4,373. Under the provisions of RC No. 13, foreign investors trading directly on Brazilian stock exchanges or on organized over-the-counter markets must meet the requirements set out in “Item 9C. Markets—Investment in our Preferred Shares by Non-Residents of Brazil.”

If these requirements are met, foreign investors will be eligible to trade directly on the Brazilian stock exchanges or on organized over-the-counter markets. These rules extend favorable tax treatment to all foreign investors investing pursuant to these rules. See “Item 10E. Additional Information—Taxation.” These regulations contain certain restrictions on the offshore transfer of the securities title, except in the case of corporate reorganizations effected abroad by a foreign investor.

A certificate of foreign capital registration has been issued in the name of the Depositary for the ADSs and is maintained by Banco Bradesco S.A., acting as custodian for our common and class “B” preferred shares represented by the ADSs, on behalf of the Depositary. Pursuant to this certificate of foreign capital registration, we expect the Depositary to be able to convert dividends and other distributions associated with the common and class “B” preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil.

If an ADS holder exchanges such ADS for common or class “B” preferred shares, such holder will be entitled to continue to rely on the Depositary’s certificate of foreign capital registration for up to five business days following the exchange. After this period, the holder must obtain its own certificate of foreign capital registration from the Central Bank. Thereafter, a holder of common or class “B” preferred shares may not be able to convert the proceeds from the sale of, or distributions related to, such common and class “B” preferred shares into foreign currency or remit them outside Brazil unless such holder qualifies under RC No. 13 or secures its own certificate of foreign capital registration. A holder who obtains such a certificate of foreign capital registration will be subject to less favorable Brazilian tax treatment compared to an ADS holder. See “Item 10E. Additional Information—Taxation—Material Brazilian Tax Considerations.”

Under current Brazilian legislation, the Brazilian Government may impose temporary restrictions on the remittance of foreign capital abroad in the event of a serious imbalance or a projected serious imbalance in Brazil’s balance of payments. There can be no assurance that the Brazilian Government will not impose restrictions on foreign repatriations in the future.

ITEM 9B.Plan of Distribution

Not applicable.

ITEM 9C.Markets

Our common shares are traded under the symbol “ELET3” and our class “B” preferred shares are traded under the symbol “ELET6” on the B3. Stocks and bonds are traded exclusively on the B3. As of December 31, 2024, we had approximately 178,174 record holders. Our NYSE tickers are “EBR” and “EBR-B”.

Our ADSs are listed on the NYSE. The ADSs representing our common shares are traded under the symbol “EBR” while our ADSs representing our class B preferred shares are traded under the symbol “EBR-B.” As of December 31, 2024, we had approximately 9,858 beneficial owners and 17 registered ADS holders representing common shares and approximately 2,523 beneficial owners and 19 registered holders of ADSs representing preferred shares.

On January 24, 2025, we informed the market that we initiated a delisting process for our common and class “B” preferred shares that were listed on the Latin American Securities Market (Latibex), a segment of the Madrid Stock Exchange. On March 4, 2025, the Board of Directors of BME – Bolsa y Mercados Españoles Sistemas de Negociación S.A, approved our request for delisting and as of the date of this Annual Report, we are no longer listed on Latibex.

Trading, Settlement and Clearance

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM, CMN and the Central Bank, among other powers, has authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The securities market in Brazil is governed by the Brazilian Law No. 6,385/1976 and the Brazilian Corporate Law, as well as regulations issued by the CVM, the Central Bank and the CMN.

Resolution No. 44, of the CVM regulates the disclosure of material facts and trading of securities pending the release of material non-public information. The CVM also issued several regulations regarding disclosure requirements, registration of securities, issuers admitted to trading in the Brazilian Regulated Market, as well as public offerings and tender offers for the acquisition of shares (oferta pública de aquisição de ações), such as Resolution No. 80, Resolution No. 85 and Resolution No. 160, respectively.

Resolution No. 80 also requires publicly held companies to disclose a Reference Form (Formulário de Referência), an Annual Report in a standardized format containing relevant corporate, business and selected financial information. This form must be updated on an annual basis, within five months after the end of the fiscal year. We believe we are currently in compliance with all applicable Brazilian corporate governance standards.

Trading on B3

Trading on B3 takes place every business day between 10:00 a.m. and 6:00 p.m. (BRT) on an automated system known as PUMA (Plataforma Unificada Multiativos), and also from 6:25 p.m. to 6:45 p.m. (BRT) on an online platform called the “after market”, which is subject to regulatory limits on price volatility and trading volume. Both the CVM and B3 have discretionary authority to suspend trading of an issuer’s securities under certain circumstances. B3 has also implemented a “circuit breaker” system which suspends trading sessions for certain periods in certain extraordinary events.

B3 settles share sales two business days after the transaction, without monetary adjustments. Payments and deliveries are processed through a settlement agent affiliated with B3, while the financial settlement is carried out by the Central Bank’s reserve transfer system. The securities are transferred by B3’s custody system, and both delivery and payment are final and irrevocable.

To be listed on the B3, a company must apply for registration with both B3 and the CVM and comply with regulatory and disclosure requirements. Trading on the B3 is significantly less liquid than trading on the NYSE or other major global exchanges. The trading on the B3 by a “non-Brazilian holder”, defined as a holder who is not considered domiciled in Brazil for Brazilian tax and regulatory purposes, is subject to certain limitations under Brazilian foreign investment regulations.

Corporate Governance Practices

A company listed on the Nível 1 listing segment of the B3, such as ourselves, must agree to: (i) maintain a free float of at least 20% of its capital stock or 15%, provided that the average daily trading volume of the company’s shares remains equal to or greater than R$20,000,000.00, considering the previous 12 months; (ii) disclose certain additional information in its financial statements; (iii) agree to adopt and publish (a) a code of conduct that establishes the principles and values that guide the company; and (b) an insider trading policy that applies, at a minimum, to the issuer, its controlling shareholder, if applicable, the members of the board of directors and fiscal council, the executive management team and members of other corporate bodies that have a technical or consultative role as may be created from time to time by the company’s bylaws; (iv) conduct offerings that will facilitate broad share ownership; (v) disclose related-party transactions; (vi) have a board of directors that comprises at least three members elected by the shareholders at the company’s general meeting, of which, at least, 20% must be independent directors; (vii) establish a unified mandate term of a maximum of two years for members of the board of directors, subject to re-election; and (viii) the positions of chairman of the board of directors and chief executive officer or main executive of the company to be held by the same person, subject to certain exceptions.

Investment in our Preferred Shares by Non-Residents of Brazil

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our preferred shares, on the Brazilian stock exchange, provided that they comply with the requirements set forth in Law No. 14,286, of December 29, 2021, Resolution CVM No. 13, of November 18, 2020, and RC No. 13.

With certain limited exceptions, under RC No. 13, foreign investors are permitted to carry out any type of transaction in the Brazilian financial capital markets involving securities traded on stock exchanges, future markets or organized over-the-counter markets, provided that certain registration requirements are met. However, they may not transfer ownership of investments made under this regulation to other non-Brazilian holders through private transactions. Investments and remittances of gains, dividends, profits or other payments related to the foreign investor’s investments outside Brazil must be made through the exchange market.

Under RC No. 13, an investor residing outside Brazil must:

(i)	appoint at least one representative in Brazil, that must be a financial institution, an institution authorized to operate by the Central Bank or a clearing house or clearing and settlement service provider supervised by the Central Bank within the scope of the Brazilian Payment System, that will be responsible for complying with registration and reporting requirements and procedures with the Central Bank and the CVM, among others;
(ii)register itself as a foreign investor with the CVM, through its representative;
(iii)	appoint at least one custodian duly authorized by the CVM;
(iv)appoint a tax representative in Brazil; and
(v)obtain a taxpayer identification number from the Brazilian federal tax authorities.

Investments in the financial and securities markets made by foreign investors who are individuals are exempt from the following requirements:

(i)	appointment of representative in Brazil (item (i) above), in the following cases: a) investments in securities; b) investments in financial assets from a foreign investor account in Brazilian reais, maintained in Brazil, under the foreign investor’s name, using its own funds; and c) investments in financial assets not made in accordance with item (b) above, in the case of a total monthly contribution of up to R$2,000,000.00 per intermediary; and
(ii)	register as a foreign investor with the CVM (item (ii) above), subject to the requirements established by the CVM.

Each intermediary shall be responsible for the individual control, by foreign investor, of the inflows and remittances made pursuant to the exceptions above.

Securities and other financial assets held by foreign investors pursuant to RC No. 13 must be, according to their nature: held in custody, registered, deposited in a centralized deposit system operated by a central depositary, or maintained in a deposit account, pre-paid payment account or broker registry account with an institution or entity authorized to provide these services by the Central Bank or the CVM, within the scope of their respective powers. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us differ significantly from the standards applied to U.S.-listed companies. Under NYSE rules, we must comply with the following corporate governance rules: (i) we must satisfy the requirements of Rule 10A-3 of the Exchange Act, including having an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers that meet certain criteria, as discussed below; (ii) we must provide the NYSE with annual and interim written affirmations as required under NYSE corporate governance rules; (iii) our chief executive officer must promptly provide certification of any material non-compliance with corporate governance rules; and (iv) we must provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practices required of U.S.-listed companies.

The discussion of the significant differences between our corporate governance practices and those required of U.S.-listed companies is set forth below.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.01	A listed company must have a majority of independent directors.	Our bylaws provide that our Board of Directors must comprise at least five independent directors. We believe that 6 out of our 9 directors would be considered independent according to NYSE criteria.
303A.03	The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

According to Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected as Executive Officers, and there is no requirement that those directors meet regularly without management. Nonetheless, our bylaws require our Board of Directors to meet annually in executive session in the absence of the CEO, which may occur on a more regular basis.

303A.04

Listed companies must have a nominating/ corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

Brazilian law does not impose a similar requirement. Nonetheless, our bylaws require that certain responsibilities are to be carried out by our People and Governance Committee which operates under its own internal regulations. Our bylaws define the committee’s purpose and responsibilities and also specify that the Committee must be composed entirely of independent members of the Board of Directors.

303A.05

Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

We are not required under applicable Brazilian law to have a compensation committee. However, our statutory People and Governance Committee is in charge of discussing our management’s compensation, which is subject to approval at our General Shareholder’s Meeting.

303A.06 303A.07

Generally, listed companies must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties. However, pursuant to Exchange Act Rule 10A-3(c)(3), a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body.

As a foreign private issuer, we are only required to ensure that our audit committee complies with SEC rules regarding audit committees for listed companies, in accordance with Brazilian Corporate Law. Our statutory Audit and Risks Committee assists our Board of Directors, and also the boards of directors of Chesf, Eletropar, CGT Eletrosul, Eletronorte and SAESA, as well as our other subsidiaries when applicable. These companies are subject to the rules set by our Board of Directors, which provide guidance, analyze and issue recommendations on internal audit work, accounting and independent audits, risk management, internal controls and financial management. For further details on our Audit and Risks Committee, see “Item 6C. Directors, Senior Management and Employees—Board Practices—Committees—Audit and Risks Committee.”

303A.08	Shareholders must have the opportunity to vote for compensation plans through shares and material reviews, with limited exceptions as set forth by the NYSE’s rules.

Under Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares is subject to shareholder approval, with the exception of “authorized capital” as contemplated in our bylaws, which is subject to approval by our Board of Directors.

303A.09	Listed companies must adopt and disclose corporate governance guidelines.

We have adopted corporate governance guidelines which are included in the General Guidelines of Corporate Governance of Eletrobras (Guia de Governança Corporativa). Additionally, we have also adopted and observed a disclosure policy, which requires the public disclosure of all material information pursuant to guidelines set forth by the CVM, as well as an insider trading policy. We disclose our corporate governance practices in annual reports in compliance with the regulations issued by the CVM.

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Our Code of Conduct is the main document to guide the actions of our group, as it sets out and reinforces the commitments we make to our customers. Each new version of the Code of Conduct is made available to all members of our workforce, and they are required to sign a declaration or term of acceptance.

303A.12

a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of the NYSE corporate governance listing standards.

b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.

c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

We are subject to (b) and (c) of these requirements, but not (a).
303A.14

The issuer must adopt and comply with a written Recovery Policy providing that the issuer will recover reasonably promptly the amount of erroneously awarded incentive based compensation in the event that the issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

We have adopted a clawback policy that complies with the requirements of Section 303A.14 of the NYSE Listed Company Manual

ITEM 9D. Selling Shareholders

Not applicable.

ITEM 9E. Dilution

Not applicable.

ITEM 9F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

ITEM 10A. Share Capital

Not applicable.

ITEM 10B. Bylaws

The following is a summary of certain significant provisions of our bylaws, Brazilian corporate law, and the rules and regulations of the CVM and the Level 1 segment of B3. The information provided in this item does not purport to be exhaustive and is based on our bylaws (an English translation of which is included herein as an Exhibit to this Annual Report), and applicable laws, rules and regulations.

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

We are registered with the Brazilian tax authorities with the Corporate Taxpayers ID (CNPJ) No. 00.001.180/0001-26.

Amendment to our Bylaws as part of our Privatization

For information on the amendments we made to our bylaws as part of our Privatization process, see “Item 10. Additional Information—B. Bylaws—Amendment to our Bylaws as part of our Privatization” of our Annual Report on Form 20-F as of and for the year ended December 31, 2023 (File No. 001-34129), which is not incorporated by reference into this Annual Report.

Corporate Purpose

Our bylaws provide that our corporate purposes are:

1.	carry out studies, projects, construction and operation of electric power plants and transmission and distribution lines, as well as the execution of company acts resulting from these activities, such as the sale of electricity, including retail power trading; and
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

Description of our Capital Stock

As of December 31, 2024, our total capital stock was R$70,099,825,620, fully paid-in and divided into 2,307,099,812 shares, all nominative, in book-entry form and without par value, consisting of 2,027,011,498 common shares and 280,088,314 preferred shares.

Treasury Shares

As of December 31, 2024, we held 59,465,852 treasury shares. We currently have an open program for repurchasing our shares that allows us to acquire up to 197,717,216 common shares and 26,873,194 Class B Preferred Shares, which represented 10% of the total outstanding common shares and 10% of the total outstanding Class B Preferred Shares.

The maximum period for the settlement of this program is 18 months. Accordingly, shares can be repurchased by our treasury until January 4, 2026.

Authorized Capital

Our Board of Directors is allowed to increase our capital stock up to the limit of R$100.0 billion, regardless of amendments to our bylaws, through the issuance of new common shares. Our Board of Directors is also allowed to exclude the shareholders’ preemptive right in the subscription of shares issued through public offerings, pursuant to article 172 of the Brazilian Corporate Law.

Rights Attached to Our Shares

Common Shares

Each of our common shares entitles its holder to one vote on all matters submitted to shareholders at an annual or special general meeting, subject to a voting rights limitation that prohibits any holder from exercising voting rights exceeding 10% of our total number of shares, regardless of their shareholding. In addition, in the event of our liquidation, holders of our common shares are entitled to a proportional share of all of our remaining assets after the payment of all of our liabilities, in accordance with their respective ownership percentage of the total issued and outstanding common shares. Holders of our common shares are also entitled to participate in all future capital increases.

Preferred Shares

Holders of our preferred shares are not entitled to vote at annual or special general meetings, except under limited circumstances, but they have preferential rights to capital reimbursement and dividend distribution. Our preferred shares cannot be converted into common shares.

Class “A” preferred shares, along with any bonus shares related to such shares, are entitled to a dividend of 8% per year on the capital linked to those shares, with priority over the distribution of other dividends, to be divided equally between them. Class “B” preferred shares issued on or after June 23, 1969, along with any bonus shares related to such shares, are entitled to a dividend of 6% per year on the capital linked to those shares, with priority over the distribution of other dividends, to be divided equally between them. Unpaid dividends are not payable in future years for Class “A” and Class “B” preferred shares. Class “A” preferred shares and Class “B” preferred shares rank equally on a liquidation.

Holders of our preferred shares are entitled to participate in all future capital increases. In addition, the preferred shares are entitled to receive a dividend at least 10% higher than the dividend paid to common shares.

As part of our Privatization, the Brazilian Government holds a special class of preferred share, known as the Golden Share. This Golden Share grants the government veto power over corporate resolutions that seek to modify or remove the provisions described above in items (1) and (2) of “Item 10B. Bylaws—Amendment to our Bylaws as part of our Privatization”, as per the terms of the Eletrobras Privatization Law. If the preferred shares issued by us start to confer voting rights pursuant to article 111, paragraph 1 of the Brazilian Corporate Law, the limitation provided in item (1) of “Item 10B. Bylaws—Amendment to our Bylaws as part of our Privatization” will apply to those preferred shares, so that all shares that confer the right to vote in relation to a given resolution (whether common or preferred) would constitute voting capital. For more details on our preferred shares, see Exhibit 2.3 to this Annual Report.

Transfer of Our Shares

Our shares are not subject to any share transfer restrictions. Whenever a transfer of ownership of shares occurs, the financial institution where such shares are deposited may charge the transferring shareholder for any cost of services in connection with the Brazilian transfer, subject to maximum rates established by the CVM.

Preemptive Rights

No preemptive rights apply on the transfer of our shares, but they do apply if we decide to issue new shares. However, as approved by the 181st Shareholders’ Meeting, preemptive rights do not apply to the subscription of shares within the limit of authorized capital if the placement of those shares is made through the stock exchange or public subscription, under the terms of article 172 of the Brazilian Corporate Law.

Redemption

The redemption of shares of one or more classes may be undertaken upon resolution of a Shareholders’ Meeting, regardless of approval by the Special Shareholders’ Meeting of the impacted types and classes of shares. The Golden Share will only be redeemed if authorized by law.

Registration

Our shares, represented in the U.S. by ADSs, are held in book-entry form with Citibank, N.A., which acts as the depositary for our ADSs. The transfer of our shares is carried out through book entry by Citibank, N.A. in its accounting system, debiting the share account of the seller and crediting the share account of the buyer, upon a written order of the transferor or a judicial authorization or order to affect such transfers.

Notification of Interests in Our Shares

Any shareholder who acquires or disposes of 5%, 10% or 15% cumulatively of our capital stock in any share class is required to notify us immediately upon completion of the transaction. This obligation also applies to the holders of ADSs, convertible debentures and stock options. Upon the receipt of such notification, we will issue a notice to the market, which will be uploaded to the CVM’s website, and duly update the corporate information in our Reference Form (Formulário de Referência) within seven business days of the occurrence of the transaction.

Shareholders’ General Meetings

According to Brazilian Corporate Law, all matters subject to approval by shareholders must be approved in a duly convened general meeting. There are two types of shareholders’ meetings: ordinary and extraordinary. Ordinary meetings take place once a year within 120 days of our fiscal year end and extraordinary meetings can be called whenever necessary.

Shareholders’ meetings are called by our Board of Directors. Notice of such meetings is sent to shareholders and notices are also placed in a newspaper of general circulation in our main place of business and on our website at least 30 days before the meeting.

Shareholders’ meetings typically take place at our headquarters in Rio de Janeiro or virtually, as legally permitted by CVM Resolution No. 81, dated March 29, 2022. Shareholders may be represented at a shareholders’ meeting by attorneys-in-fact who are: (i) shareholders of the company; (ii) a Brazilian lawyer; (iii) a member of our management; or (iv) a financial institution.

At duly convened meetings, our shareholders are able to take action on matters related to our business, such as approving our annual financial reports, electing and dismissing members of our Board of Directors and our Fiscal Council, amending our bylaws, among others, in accordance with our bylaws and the Brazilian Corporate Law.

Board of Directors, Board of Executive Officers, Fiscal Council and Committees

Our main management and governance bodies formally constituted and with regular operations are: (i) General Shareholders’ Meeting; (ii) Board of Directors; (iii) Board of Executive Officers; (iv) Fiscal Council; (v) Audit and Risks Committee; (vi) Planning and Projects Committee; (vii) Sustainability Committee; (viii) People and Governance Committee; and (ix) Legal Affairs Support Committee.

The new proposal for our bylaws, which was discussed at the Extraordinary General Meeting (EGM) held in February 2025, proposed the creation of the Sustainability Committee.

As approved by the EGM on February 26, 2025, our committee structure is now as follows:

Statutory Committees:

●	Audit and Risk Committee
●	People and Governance Committee
●	Planning and Projects Committee
●	Sustainability Committee

Non-Statutory Committee:

●	Legal Affairs Support Committee

All members of our Board of Directors, Board of Executive Officers and Fiscal Council must be natural persons who may or may not be Brazilian citizens. Brazilian Corporate Law and CVM regulations also provide that certain individuals may not be appointed to a position by our management, including those who are disqualified by the CVM, have been declared bankrupt or have been convicted of certain offenses, such as bribery and crimes against the economy. Members of the Board of Directors, Board of Executive Officers and Fiscal Council may or may not be shareholders. In both cases, the management guarantee provided for under Brazilian Corporate Law may be required. Additionally, the management bodies are supported by advisory bodies and support secretariats.

The minutes of the shareholders’ meeting that appoints a member of the Board of Directors and/or the Fiscal Council, or Board of Directors’ meeting that appoints the Board of Executive Officers, must detail the qualifications of such person and specify the term of their mandate.

With respect to the change in the composition of our Board of Directors and Fiscal Council, we note that, under Brazilian Corporate Law, the current members of our management should remain in office until new members are elected at our Annual General Meeting. In the event any of our Directors, Officers or Executives resign prior to the date of the Annual General Meeting, the Board of Directors may elect a replacement member until the next Annual General Meeting.

Board of Directors

Our bylaws require that our Board of Directors be composed of ten members, being at least six independent members. The holders of the majority of the preferred shares have the right to elect one Board member that meets the investiture requirements.

The members of our Board of Directors are elected at the Annual General Meeting for a term of two years, with the possibility of being reelected, and may be replaced at any time. There are no prescribed age limits for the retirement of members of our Board of Directors.

In addition, Article 141 of the Brazilian Corporate Law and CVM regulations determine that shareholders holding more than 5% of the voting capital are entitled to request cumulative voting rights (voto múltiplo) to increase their chances of electing at least one member to the Board of Directors. Under the cumulative voting process, each voting share is entitled to a number of votes equal to the number of board seats being filled at the relevant shareholders’ meeting. These votes may be cast for a single candidate or distributed among multiple candidates.

Brazilian Corporate Law also provides that, whenever cumulative voting is adopted and the General Meeting removes from office any member who was elected through the cumulative vote process, all members will be automatically removed from office and a new election will be held, except for the member elected separately by the preferred shareholders. In other cases of vacancy, a member elected by the Board of Directors to replace a resigning member will remain in office until the next General Meeting.

Our Board of Directors must meet at least once a year without the presence of the CEO and twice a year with the presence of our independent auditors. Historically, our Board of Directors meets once a month and whenever called by a majority of its members or the Chairman. Board members cannot participate in discussions or vote on matters in which they have conflict of interest. For further information on the responsibilities of our Board of Directors, please refer to Exhibit 1.1 to this Annual Report.

Board of Executive Officers

The Board of Executive Officers is responsible for the management of our general business policy, for all matters related to our day-to-day management and operations, and is the highest controlling body with regard to the execution of the guidelines established by our Board of Directors. The Board of Executive Officers is currently composed of the CEO, which is not allowed to hold the position of Chairman of the Board of Directors, and ten members, subject to a minimum number of three members, all elected by the Board of Directors. Its responsibilities are determined by our Internal Regulations and bylaws, as well as by the applicable laws. The term of office of the Officers is up to two years, with the possibility of reelection. As of December 31, 2024, we are developing a proposal for a succession plan to be submitted for approval by the Board of Directors. See “Item 6A. Board of Directors and Senior Management—Board of Directors” for additional information.

Our Board of Executive Officers meets regularly every week or whenever called by a majority of the Officers or the CEO. Members of our Board of Executive Officers cannot participate in discussions or vote on matters in which they have a conflict of interest.

Fiscal Council

The Fiscal Council is a non-permanent body, elected by the General Meeting, which meets once a month or whenever called, in accordance with its internal regulations. At least one member and respective alternate are appointed separately by holders of preferred shares. Since the installation of the Statutory Audit and Risk Committee on May 18, 2018, the Fiscal Council no longer acts as an audit committee.

The Fiscal Council is responsible for overseeing the actions of management and providing opinions on our financial health. Its attributions are set forth in Internal Regulations of our Fiscal Council, as approved on March 3, 2024.

Committees

Our management also has four permanent statutory Committees and one non-statutory Committee, formed by members of the Board of Directors itself and by independent external members, only in Statutory Audit and Risks Committee, which purpose is to advise the Board of Directors in fulfilling its responsibilities for establishing fundamental guidelines and our superior control, with specific attributions of analysis, monitoring, and recommendation on specific issues in each area.

Audit and Risks Committee

We have a permanent statutory Audit and Risks Committee, as provided for in article 33 of our bylaws. The committee is composed of at least three members and at most five independent members, including external ones, with terms for mandates that do not coincide and are independent of the term of office of the Board of Directors. The number of members of this Committee must be in accordance with the B3 criteria. The Committee’s purpose is to assist in the analysis and issuance of recommendations regarding internal audit, accounting and independent audit, oversight, risks to be undertaken by us, internal controls, risk management and financial management, in order to ensure higher efficiency and effectiveness to the decisions of the Board of Directors in matters within its scope, among others.

Planning and Projects Committee

Our Planning and Projects Committee is composed of three to five independent members, appointed by the Board of Directors from among its members to s a term of office of up to two years, with the possibility of reelection. Its purpose is to advise, analyze and issue recommendations on strategies to be adopted by us in our business.

People and Governance Committee

The People and Governance Committee is composed of three to five independent members, appointed by the Board of Directors from among its members to serve a term of office of up to two years, with the possibility of reelection. Its purpose is to advice shareholders and the Board, particularly to analyze and issue recommendations on risks and strategies concerning the appointment, evaluation, succession, and remuneration of managers, fiscal council members, and members of the Audit and Risks Committee, in addition to other attributions assigned to it by the Board.

Legal Affairs Support Committee

The Legal Affairs Support Committee is a non-statutory technical body, created pursuant to article 160 of the Brazilian Corporate Law, and is composed of three to six members, appointed by the Board of Directors from among its members, vice-presidents, officers and/or employees. Committee members have a term of office of up to two years, with the possibility of reelection. Its purpose is to support and advise shareholders and the Board of Directors in the fulfillment of their responsibilities by, among other things, monitoring the resolution of relevant disputes and judicial and extrajudicial settlements and other relevant legal matters, in addition to other responsibilities assigned to it by the Board.

Sustainability Committee

The Sustainability Committee is a statutory committee. The Sustainability Committee evaluates, issues, and monitors recommendations on our sustainability strategy, ensuring greater efficiency and quality in the decision-making process.

The internal regulation of the Sustainability Committee, as well as its members, can be found on our website, the contents of which are incorporated by reference into this Annual Report.

Risk Management Structure

We adopt a risk management model based on the concept of the “three lines of defense,” as follows:

•	First: managers and business areas, in addition to project and process managers. This line is responsible for the provision of products and services to customers, as well as for risk management.
•	Second: risk and internal control areas. This line has the expertise of the risk management process and is responsible for supporting, monitoring and questioning risk-related issues.
•	Third: internal audits. This line carries out independent and objective assessment and advises on issues related to the achievement of such objectives.

In accordance with our risk management policy, the following bodies are directly involved in the identification, assessment, treatment and monitoring of risks, with the following responsibilities:

•

Board of Directors: approve, upon proposal from the Board of Executive Officers, the risk management policy and the risk reporting schedule, as well as their revisions. Determine risk appetite and supervise the risk management process, through regular reports from the Board of Executive Officers, focusing on the assertiveness of the process and responses to risks.

•

Audit and Risks Committee: monitor, at least on a quarterly basis, the risk management process, informing the Board of Directors of the most relevant findings. Analyze all material submitted to the Board of Directors with respect to our risk management, giving a prior opinion on it.

•	Fiscal Council: contribute on the subject, including in its minutes the complementary information that they deem necessary or useful to the risk management process.
•

Board of Executive Officers: assess the robustness of the risk management process through periodic reports, discussing and validating within the Board or by the Board of Directors, the assessments presented by proprietary risk areas and defining our positioning in response to risks, in accordance with the risk appetite approved by the Board of Directors. Ensure the implementation of risk management across our group companies, allocating necessary resources to the process and defining the appropriate infrastructure for risk management activities. Propose specific rules. Define proprietary risk areas. Approve the risk matrix and risk reporting schedule, as well as their revisions, and submit them for approval by the Board of Directors.

•

Internal Audit: evaluate the effectiveness of the risk management process, interacting with the risk and internal control areas regarding the inspections conducted. Assess the adequacy of responses to risks, recommending improvements to the area responsible for the risk, when necessary. Provide periodic reports on assessments to the Board of Directors and the statutory Audit and Risks Committee.

•

Risk Area: act as a second line of defense, coordinating and defining the standards to be followed for risk management processes, support systems and the formats and periodicity of its reports. Support and ensure the identification, assessment and monitoring of risks by our proprietary areas. Consolidate and report on the status of risks prioritized by the Board of Directors. Disseminate the culture of risk management and internal controls across our group companies.

•

Proprietary Risk Areas: act as the first line of defense by managing the risks inherent to their activities, identifying, evaluating, treating and monitoring them. These areas must provide the risk area with all the necessary information in a sound and reliable manner.

Disclosure Obligations

Our disclosure obligations are determined by the Policy for Disclosure of Material Information and Trading of Securities of our companies (Política de Divulgação e Uso de Informações Relevantes e de Negociação de Valores Mobiliários das Empresas Eletrobras), a copy of which is available on our website. Information available on our website is not incorporated by reference into this Annual Report. See: https://eletrobras.com/en/GestaoeGorvernancaCorporativa/Policy%20for%20Disclosure%20of%20Material%20Information%20of%20Eletrobras%20Companies.pdf

ITEM 10C. Material Contracts

As part of our Privatization, we entered into the Eletronuclear Investment Agreement with ENBPar on April 22, 2022.

In March 2025, a settlement agreement was signed between us and the Brazilian Government. Regarding Eletronuclear, it was established that from the date of signing, the Eletronuclear Investment Agreement would be suspended. For more details, see “Item 4. Information on the Company—A. History and Development—Settlement with the Brazilian Government.”

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

The proceeds from the sale of ADSs by ADS holders outside Brazil are free of Brazilian foreign investment controls, and ADS holders are entitled to favorable tax treatment. See “Item 10E—Taxation—Material Brazilian Tax Considerations.”

The securities and other financial assets held by a foreign investor pursuant to RC No. 13 must observe the requirements set out in “Item 9C. Markets—Investment in our Preferred Shares by Non-Residents of Brazil.”

Registered Capital

Amounts invested in our shares by a Non-Resident Holder who qualifies under RC No. 13 and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Central Bank. Registration allows the remittance of foreign currency outside Brazil, converted at the commercial exchange rate, using the proceeds from distributions on and amounts realized through the disposition of our shares. The registered capital per share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a share on the Brazilian stock exchange on which the most shares were traded on the day of withdrawal, or (ii) if no shares were traded on that day, the average price on the Brazilian stock exchange on which the most shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on these dates.

A Non-Resident Holder of shares may experience delays in registration with the Central Bank, which may delay remittances abroad. This delay may adversely affect the amount in U.S. dollars received by the Non-Resident Holder.

A certificate of registration related to the ADSs has been issued in the name of the Depositary and is maintained by the custodian on its behalf. Pursuant to the certificate, the custodian and the Depositary may convert dividends and other distributions related to the shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil. If an ADS holder exchanges such ADSs for shares, the holder may continue to rely on the certificate of registration for five business days after such exchange. After this period, the holder must obtain its own certificate of registration with the Central Bank. Thereafter, the shareholder may not convert proceeds from the disposition of, or distributions related to, such shares into foreign currency or remit them outside Brazil unless they are a duly qualified investor under RC No. 13 or obtain their own certificate of registration. A holder who obtains a certificate of registration or does not qualify under RC No. 13 by registering with the CVM and the Central Bank and appointing a representative in Brazil, will be subject to less favorable Brazilian tax treatment than a holder of ADS. See “Item 10E—Taxation—Material Brazilian Tax Considerations” below.

ITEM 10E. Taxation

Material Brazilian Tax Considerations

The following is a summary of the material Brazilian tax considerations regarding the acquisition, ownership and disposition of our shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and which has registered its investment in such securities with the Central Bank (in each case, a “Non-Resident Holder”).

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or municipality of Brazil. This summary is also based on representations of the Depositary and on the assumption that each obligation included in the Deposit Agreement and related documents relating to our ADSs will be observed.

Pursuant to Brazilian law, foreign investors may invest in Brazilian financial and capital markets, including shares, under RC No. 13, provided that certain requirements therein are fulfilled (RC 13 Holder). The definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad. For more details about foreign investors under RC No. 13, see “Item 9C. Markets—Investment in our Preferred Shares by Non-Residents of Brazil.”

Brazilian Income Tax

Distribution of Dividends

Dividends paid by a Brazilian corporation to a Non-Resident Holder of common shares are currently not subject to Brazilian Withholding Income Tax (WHT), to the extent that such amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996, may be subject to Brazilian WHT at variable rates, pursuant to the tax legislation applicable to each corresponding year.

Under the regime of Law No. 12,973/2014, dividends calculated based on IFRS Accounting Standards should be considered fully exempt. Also, it is noteworthy that IBS and CBS taxes are not levied on the distribution of dividends (article 6, VI of Supplementary Law No. 214/25).

There are ongoing discussions in the Brazilian Congress regarding a potential income tax reform (for both corporations and individuals), aimed at revoking the exemption and imposing income taxation on the payment of dividends. It is not possible to predict the timing or outcome of such discussions. However, given the fact that the consumption tax reform was recently passed by the Brazilian Congress, it is likely that the discussions regarding income tax reform may also evolve in the coming years.

Capital Gains

(a)Sale of ADSs

Pursuant to Law No. 10,833/2003, gains recognized on the disposition of assets located in Brazil by a Non-Resident Holder, whether to other Non-Resident Holders or Brazilian residents, are subject to taxation in Brazil, regardless of where the disposition is conducted. We believe that the ADSs are not assets located in Brazil for purposes of Law No. 10,833 as they represent securities issued and traded in an offshore exchange market. However, due to a lack of clarity as to the scope of the provisions and the absence of judicial rulings, we are unable to predict whether the courts of Brazil would agree with our interpretation. Even if ADSs were considered assets located in Brazil, investors that are resident in non-tax haven locations could potentially qualify for an exemption of capital gain tax according to article 81 of Law No. 8,981/1995.

If our argument is not upheld in court, we note that Brazilian law has conflicting provisions regarding the applicable currency for determining to the cost of acquisition when calculating capital gains. It is arguable that capital gains should be calculated as the positive difference between the cost of acquiring the shares, as registered with the Central Bank in foreign currency, and the value at which those shares were disposed of in the same foreign currency. However, the scope of the applicable regulations is unclear, and certain assessments have adopted Brazilian currency instead.

(b)Conversion of Shares into ADSs

The deposit of our shares in exchange for ADSs may be subject to Brazilian tax on capital gains ranging from 15% to 22.5% depending on the amount of the gain, as follows: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (iv) 22.5% for the part of the gain that exceeds R$30 million, or 25% in the case of investors domiciled in a Low or Nil Tax Jurisdiction, as defined below. Although there is no clear regulatory guidance, this taxation arguably does not apply to a Non-Resident Holder that is an RC 13 Holder and is not resident in a Low or Nil Tax Jurisdiction, as defined below.

(c)Conversion of ADS into Shares

Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian tax, provided that the applicable registration regulations are properly observed with the Central Bank. Upon receipt of the underlying shares in exchange for ADSs, Non-Resident Holders may also elect to register the U.S. dollar value of such shares with the Central Bank as a foreign portfolio investment under RC No. 13, which will entitle them to the tax treatment referred herein. Alternatively, the Non-Resident Holder is also entitled to register the U.S. dollar value of such shares with the Central Bank as a foreign direct investment under Law No. 4,131, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out by a Non-Resident Holder who is not a registered holder.

(d)Sale of Common and Preferred Shares in Brazil

Article 23 of Normative Instruction No. 1,455/14 provides that the capital gains shall be calculated in Brazilian reais. For Brazilian taxation purposes, the income tax rules on gains from the disposition of common and preferred shares vary based on the domicile of the Non-Resident Holder, the method through which the Non-Resident Holder has registered its investment with the Central Bank and/or how the disposition is carried out, as described below.

Generally, in accordance with our interpretation of the applicable law, capital gains realized by a Non-Resident Holder from the disposition of common shares sold on a Brazilian stock exchange (including transactions carried out in the organized over-the-counter market) are:

•	exempt from income tax when realized by a Non-Resident Holder that (a) is an RC 13 Holder and (b) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
•

subject to income tax at a 15% rate in case of gains realized by (1) a Non-Resident Holder that (a) is not an RC 13 Holder and (b) is not resident or domiciled in a Low or Nil Tax Jurisdiction, and (2) a Non-Resident Holder that (a) is an RC 13 Holder and (b) is resident or domiciled in a Low or Nil Tax Jurisdiction; or

•	subject to income tax at a 25% rate in case of gains realized by a Non-Resident Holder that is not an RC 13 Holder and is resident or domiciled in a Low or Nil Tax Jurisdiction.

Any other gains realized on a sale or disposition of common and preferred shares that is not carried out on a Brazilian stock exchange are:

•	subject to income tax at the rate of 15%, when realized by a Non-Resident Holder that (i) is an RC 13 Holder; and (ii) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
•

subject to progressive income tax rates ranging from 15% to 22.5% in case of gains realized by a Non-Resident Holder that (i) (a) is not an RC 13 Holder and (b) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (ii) (a) is an RC 13 Holder and (b) is resident or domiciled in a Low or Nil Tax Jurisdiction, although different interpretations may be raised to sustain the application of the 25% rate below for the latter case; and

•	subject to income tax at a 25% rate in case of gains realized by a Non-Resident Holder that is not a RC 13 Holder and is resident or domiciled in a Low or Nil Tax Jurisdiction.

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation of a financial institution, WHT of 0.005% on the positive results exceeding R$20,000 will apply and can be offset against the income tax due on the capital gain.

In the case of a redemption of securities or a capital reduction by a Brazilian corporation, the positive difference between the amount effectively received by the Non-Resident Holder and the corresponding acquisition cost of the common shares redeemed is treated as capital gains derived from the sale or exchange of common shares not carried out on a Brazilian stock exchange and is subject to the same tax treatment described above.

Any exercise of preemptive rights relating to the preferred or common shares or ADSs will not be subject to Brazilian WHT. Any gain on the sale or assignment of preemptive rights relating to shares by the Depositary on behalf of ADS holders will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposal of shares.

Payments of Interest on Shareholders’ Equity

According to Law No. 9,249/1995, Brazilian corporations may make distributions of interest on shareholders’ equity as an alternative to making dividend distributions and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, as far as certain limits are observed.

Such interest is limited to the daily pro rata variation of the TJLP as determined by the Central Bank from time to time, multiplied by the net equity value of the Brazilian company with certain adjustments. The amount of deduction cannot exceed the greater of:

•

50% of the net profit for the period in which the payment is made, after deducting the social contribution on net profits but before the provision for corporate income tax and amounts attributable as interest on shareholders’ equity; or

•	50% of the sum of retained earnings and profit reserves as of the date marking the beginning of the period in which the payment is made.

Payments of interest on equity related to preferred or common shares made to shareholders who are either Brazilian residents or non-residents, including ADS holders, are subject to Brazilian WHT at the rate of 15%, or 25% in case of shareholders domiciled in a Low or Nil Tax Jurisdiction, and will be deductible as long as the payment of a distribution of interest is approved by our shareholders.

Discussion on Low or Nil Tax Jurisdictions and Privileged Tax Regimes

Normative Ruling No. 1,037/2020, set out (i) the countries and jurisdictions considered as “Low or Nil Taxation Jurisdictions” and (ii) the Privileged Tax Regimes (as defined below).

Effective as of January 1, 2009, Law No. 11,727/2008 introduced the concept of “Privileged Tax Regime” in connection with transactions subject to Brazilian transfer pricing rules and thin capitalization (cross border interest tax deductibility) rules, which is broader than the concept of Low or Nil Taxation Jurisdictions. Under this new law, a Privileged Tax Regime is considered to apply to a jurisdiction that meets any of the following requirements: (i) it does not tax income or taxes income at a maximum rate lower than 20% or 17%, as applicable; (ii) it grants tax advantages to a Non-Resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such Non-Resident entity or individual or (b) to the extent such Non-Resident entity or individual does not conduct substantial economic activity in the jurisdiction of such Non-Resident entity or individual; (iii) it does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20% or 17%, as applicable; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions.

Furthermore, the Brazilian transfer pricing rules have been recently modified by Law No. 14,596/23 to align their practices with OECD Guidelines, and also reduced the minimum rate used for classifying countries as Low or Nil Tax Jurisdictions or as Privileged Tax Regimes, as applicable, from 20% to 17%. Notwithstanding the fact that the Privileged Tax Regime pertains to transfer pricing rules and thin capitalization/cross border interest deductibility rules, there is no assurance that Brazilian tax authorities will not apply the regime to other types of transactions. We recommend that prospective investors consult their own tax advisors from time to time to verify any possible tax consequences of Law No. 11,727/2008.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions (IOF/Exchange)

Pursuant to Decree No. 6,306/2007, the conversion of Brazilian currency into foreign currency and the conversion of foreign currency into Brazilian currency may be subject to the Tax on Foreign Exchange Transactions or IOF/Exchange. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%. However, exchange transactions carried out for the inflow of funds in Brazil for investments in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident holder, as applicable) under the rules of RC No. 13 are subject to IOF/Exchange at a 0% rate. The IOF/Exchange rate will also be 0% for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

Notwithstanding these rates of the IOF/Exchange, the Brazilian government is allowed to increase the rate to a maximum of 25% at any time, but such an increase would only apply to future foreign exchange transactions.

Tax on Transactions involving Bonds and Securities (IOF/Bonds Tax)

In addition to the IOF/Exchange, Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, (IOF/Bonds Tax). Currently, the rate of IOF/Bonds Tax applicable to transactions involving common or preferred shares is zero. However, considering that the IOF/Bonds Tax is a regulatory tax, its rate may be increased at any time by the Brazilian Government, up to 1.5% per day and only in respect to future transactions, and does not have to follow any ordinary legislative procedure or require approval by the Brazilian Congress.

Other Relevant Brazilian Taxes

Some Brazilian states impose donation and inheritance taxes on donations or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within those states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of our shares or ADSs.

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

If Brazilian tax is withheld on the sale or other disposition of a share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a share or ADS generally will be treated as United States source income or loss for United States foreign tax credit purposes. In the case of a disposition of a share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or share, as the case may be, that is not registered pursuant to RC No. 13, on which a Brazilian capital gains tax is imposed), the U.S. Holder is likely not to be able to claim a foreign tax credit for that Brazilian tax. The U.S. foreign tax credit rules are complex and recent changes to the foreign tax credit rules introduced additional requirements and limitations. U.S. Holders should consult their own advisors with respect to the application of these rules to their particular circumstances, including whether they can take a deduction in lieu of claiming a foreign tax credit.

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

ITEM 10F.Dividends and Paying Agents

Not applicable.

ITEM 10G.Statement by Experts

Not applicable.

ITEM 10H.Documents on Display

Statements in this Annual Report regarding the contents of any contract or other document are complete in all material respects. However, where such contract or other document is an exhibit to this Annual Report, each statement is qualified in all respects by the provisions of the actual contract or document.

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including Annual Reports on Form 20-F and reports on Form 6-K. You may inspect reports and copy reports and other information filed with or furnished to the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. For further information, call the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website that contains filings, reports and other information regarding issuers who, like us, file electronically with the SEC. The address of that website is http://www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. Additionally, members of our Board of Directors, Board of Executive Officers and our principal shareholders are exempt from the reporting obligations and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, as a foreign private issuer, we are not required under the Exchange Act to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also file periodic reports and consolidated financial statements with the CVM, located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro, CEP 20159-900, Brazil. These documents are available at https://www.gov.br/cvm/pt-br.

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

Interest Rate Risks

As of December 31, 2024, our total indebtedness was R$75.6 billion, of which 97.4%, or R$73.6 billion, was related to variable interest rates. Our debts are mainly indexed to the following interest rates: (i) CDI/SELIC (58.9% of our indebtedness); (ii) IPCA (34.7% of our indebtedness); and (iii) TJLP (3.8% of our indebtedness).

As of December 31, 2023, our total indebtedness was R$59.5 billion, of which 94.2%, or R$57.3 billion, was related to variable interest rates. Our debts are mainly indexed to the following interest rates: (i) CDI/SELIC (46.2% of our indebtedness); (ii) IPCA (44.3% of our indebtedness) and (iii) TJLP (5.8% of our indebtedness).

We monitor our exposure to floating rates and, if necessary, will enter into derivative contracts to minimize this exposure in accordance with our financial hedge policy. See “Item 3D. Key Information—Risk Factors—Risks Relating to Brazil—The volatility of the Brazilian real and of the inflation rates may impact our operations and cashflows.”

Exchange Rate Risks

Our liabilities indexed to foreign currency expose us to exchange rate risks. However, since April 2023, we have entered into (i) currency swaps with respect to our outstanding bonds in amounts corresponding to U.S.$500 million and U.S.$750 million, maturing in 2025 and 2030, respectively, mitigating our risks relating to our current foreign exchange position, thereby reducing the volatility associated with our major debts. These derivatives allow us to hedge the majority of our dollar-denominated liabilities through a cash flow swap, converting U.S. dollar debt payments into Brazilian reais and to link our liabilities to the variable interest rate curve in Brazilian reais (CDI). As a result, the hedge eliminated currency volatility, as the active leg of the hedge will offset the behavior of the dollar-denominated debt, regardless of the current or future exchange rate; and (ii) a derivative concerning an outstanding debt with KfW with a notional value of U.S.$46 million, also linked to CDI. As of December 31, 2024, considering the hedge instruments adopted by us, the composition of our foreign currency balances and exchange rate volatility risk amounts to EUR221.2 million.

As of December 31, 2024, 22.16% (R$16.8 billion) of our total consolidated indebtedness of R$75.6 billion was denominated in foreign currencies. As of December 31, 2024, 21.20% of our total consolidated indebtedness was denominated in U.S. dollars.

As of December 31, 2023, 11.60% (R$6.9 billion) of our total consolidated indebtedness of R$59.5 billion was denominated in foreign currencies. As of December 31, 2023, 11.26% of our total consolidated indebtedness was denominated in U.S. dollars.

Financial Hedge Policy

In order to hedge against financial risks, we have a financial hedge policy. Its objective is to monitor and mitigate the exposure to market variables that impact on our assets and liabilities, reducing the effects of undesirable fluctuations of these variables on our financial statements and cash flows.

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

In respect of floating rates to which we are exposed, in line with our financial hedge policy we perform ongoing assessments of the risks of existing interest rates to determine the need to enter into new hedging transactions to mitigate the risks that we deem relevant. As of the date of this Annual Report, only the dollar financing with KfW is not hedged. We hedged all foreign currency borrowings entered into post 2023 for currencies interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A. Debt Securities

Not applicable.

ITEM 12B. Warrants and Rights

Not applicable.

ITEM 12C. Other Securities

Not applicable.

ITEM 12D. American Depositary Shares

Fees payable by our ADS holders

As resolved at the meeting of our Board of Directors held on June 30, 2017, and approved by the CVM through Official Letter 483/2017/CVM/SER/GER-2, and filed with the SEC on August 18, 2017 (i) for Class B Preferred Shares, on Form F-6 Registration Statement No. 333-219599 and (ii) for Common Shares, on Form F-6 Registration Statement No. 333-219600, the provision of Depositary bank services for our ADSs traded on the NYSE will be made by Citibank, N.A. for both of our common and preferred shares. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. On August 17, 2022, we renewed the contract with Citibank, N.A. to act as Depositary for our ADSs traded on the NYSE.

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

ADR holders are also required to pay additional fees for certain services provided by the Depositary, as set out in the table below:

Depositary Action	Associated Fee
Issuance of ADS upon deposit of shares, upon a change in the ADS to Share ratio, or for any other reason, excluding issuances as a result of distributions described in the following item below	Up to US$5.00 per 100 ADS (or fraction thereof) issued

Distribution of securities other than ADS or rights to purchase additional ADS	Up to US$5.00 per 100 ADS (or fraction thereof) held

Distribution of cash dividends or other cash distributions	Up to US$5.00 per 100 ADS (or fraction thereof) held

Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to US$5.00 per 100 ADS (or fraction thereof) held

Cancellation of ADS	Up to US$5.00 per 100 ADS (or fraction thereof) cancelled

ADS Services	Up to US$5.00 per 100 ADS (or fraction thereof) held on the then applicable record date(s) established by the Depositary

Depositary Reimbursements

In accordance with the deposit agreement entered between the Depositary and us, the Depositary reimburses us for certain expenses we incur in connection with the ADR programs and other expenses, subject to a ceiling agreed between us and the Depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. The Depositary also agreed to make an additional reimbursement annually based on the issuance and cancellation fees, dividend fees and Depositary service fees charged by the Depositary to our ADS holders. Accordingly, for the year ended December 31, 2024, Citibank N.A. reimbursed us US$1.6 million.

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

We carried out an evaluation under the supervision of, and with participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15e, as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, the design and operation of our disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose in the reports that we file or submit under the Exchange Act is being recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and are compiled and reported to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding any required disclosure.

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria described in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our internal control over financial reporting was effective.

Remediation of Previously Reported Material Weakness in Internal Control over Financial Reporting

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. As previously disclosed in our Annual Report on Form 20-F as of and for the year ended December 31, 2023, management determined that there was a material weakness in internal control over financial reporting as we did not properly design and maintain effective risk assessment control activities in response to risks of material misstatement related to period end financial reporting controls including the completeness and accuracy of the judicial deposits and legal lawsuits, their periodic reviews and updates, the assessment of expected losses for accrual purposes and the review and approval of impairment calculations.

This material weakness could result in a substantial misstatement of all account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. During the year ended December 31, 2024, we continued taking steps to successfully remediate this material weakness and to strengthen our control environment. The steps taken to remediate the deficiencies related to judicial deposits and legal lawsuits included: (i) reviewing of all legal proceedings and deposits to secure a complete and accurate database in this regard; (ii) improving the technological tools we employ to ensure more accurate information and controls over ongoing legal proceedings and changes in the decisions and amounts involved: (iii) performing a review and standardization of the related controls with the objective of assuring greater accuracy and timeliness of information related to the provisions. Regarding the deficiencies related to impairment calculations, we carried out the following steps: (i) improving the calculation methods used (ii), strengthening management review controls that allow for the identification of flaws in the model, data and applicability of the assumptions used in the impairment tests..

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 and concluded that, through this assessment, the previously identified material weakness relating to period end financial reporting controls, including the completeness and accuracy of the judicial deposits and legal lawsuits, their periodic reviews and updates, and the assessment of expected losses for accrual purposes and the review and approval of impairment calculations has been remediated as of December 31, 2024. However, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with applicable policies, processes and documentation requirements may deteriorate.

(c)	Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by PwC, our independent registered public accounting firm. Their audit report is included in our Consolidated Financial Statements, included in this Form 20-F.

(d)	Changes in internal control over financial reporting

As described in “—(b) Management’s Annual Report on Internal Control Financial Reporting” above, our management has determined that these controls were designed and are now operating effectively and concluded that the material weakness in our internal control over financial reporting reported as of December 31, 2023, has been remediated as of December 31, 2024. Based upon that evaluation, other than in respect of the changes described above, there was no change in our internal control over financial reporting during the year ended December 31, 2024, that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Luiz Carlos Nannini (an external member and coordinator of our Audit and Risks Committee) “audit committee financial experts” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our Audit and Risks Committee, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Committees—Audit and Risks Committee.”

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

Reading and assimilating the Code of Conduct is the duty of everyone involved in the activities of our companies. Each new version of the Code of Conduct is available to each member of our workforce, and a signature of a term of acceptance is required. We also require our third-party suppliers and service providers to adhere, to the extent applicable to our Code of Conduct in our agreements with them.

The current version of our Code of Conduct was approved through a Board of Directors Resolution No. 299 dated June 4, 2024. Developed by an internal multidisciplinary team to position us to face the new challenges which lie ahead, the Code of Conduct reiterates our commitment to compliance with (i) local legislation in the countries where we operate, (ii) Brazilian constitutional principles and (iii) international treaties to which Brazil is a signatory, by adopting guidelines that meet the regulations related to ethics and integrity.

We adhere to the following organizational values: life first, our energy comes from people, integrity always, innovate to generate value, our excellence makes a difference, with the following ethical principles: human dignity and respect for people, professionalism, compliance, integrity, transparency and sustainability.

The Code of Conduct expresses our identity as a company and sets out the ethical principles and commitments in alignment with our four key pillars: People, Planet, Governance and Prosperity:

People

●	Adopting best practices to ensure the protection of workers in our supply chain including a strengthened commitment to the United Nations Guiding Principles on Business and Human Rights;
●Combating discrimination;
●Reinforcing a robust health and safety culture;
●Promoting greater accessibility within the workplace;

●Investing in the development and recognition of our employees; and
●Protecting our reputation and the reputation of our employees.

Planet

●Promoting environmental education and awareness among our employees and stakeholders;
●	Taking a proactive role in environmental conservation (protecting biodiversity and historical and natural heritage) and sustainable development;
●Reducing our impact on the environment and its communities; and
●Promoting actions aimed at conserving ecosystems.

Governance

●Adopting a zero-tolerance policy and best practices to prevent fraud and corruption;
●Ensuring the protection of information in respect of personal and company data; and
●Preventing conflicts of interest.

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

Our Code of Conduct is available on our website (https://eletrobras.com/pt/Paginas/Codigo-de-Etica.aspx), attached hereto as Exhibit 11.1, and periodically posted on social networks, in accordance with our Communication Plan. Information on the Code of Conduct is reinforced to suppliers in training sessions held in partnership with the contracting area, and e-mails are also sent to them and to our business partners. Our Code of Conduct or other contents from our website are not incorporated by reference into this Annual Report.

Following the internalization of an ethical culture, in addition to annual training that addresses the themes contained in the Code, and awareness-raising actions through the dissemination of booklets and educational videos, we held the annual event “Compliance Week.” In 2024, the event addressed all dimensions of behavioral risk related to conflicts of interest, receiving/offering business courtesies, bribery and interactions with public officials, fraud and embezzlement, and leakage of confidential information, as well as its impact on our processes and results, was attended by almost 3,500 employees all over the states where we operate. Since 2020, the event has been held jointly by our companies, in an online format.

Through the Whistleblowing Platform, launched in 2017, anyone can report violations or suspected violations of the Code of Conduct of our companies, the Corporate Compliance Program and anti-corruption laws through a centralized unified channel for our companies operated by an external, independent and specialized third party. The anonymity and confidentiality of the complaints are ensured, as well as non-retaliation to the whistleblower as stated in the Code of Conduct.

In July 2021, the external and independent Whistleblowing Channel of our companies started to be operated by Deloitte Touche Tohmatsu.

Over the last three years, 1,047 complaints were received on our Whistleblowing Platform (294 in 2022, 345 in 2023 and 408 in 2024. In 2024, 331 of the 408 complaints received were concluded as of December 31, 2024.

In the pursuit of continuous development, we have been implementing improvements in the macro process, as well as we have in place the further policies: Compliance Program, Corporate _Courtesies; Culture Integrity; Management of the Complaints Channel and Handling of Manifestations; Due Diligence and Monitoring of Administrators, Leaders and Professionals, Due Diligence and Monitoring of Third Parties; Interactions with Public Officials; Monitoring and Updating the Compliance Program, the Social Responsibility Policy (Política de Responsabilidade Social), The Human Rights Policy (Política de Direitos Humanos)the Communication and Engagement Policy (Política de Comunicação e Engajamento), Sponsorship Policy (Política de Patrocínios), Suly Logistics Policy (Política de Logística de Suprimentos), Environmental Policy (Política Ambiental),P&D Policy (Política de P&D) and the SPE Manual (Manual de SPE).

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services provided to us by PwC during the years ended December 31, 2024, and 2023.

	2024	2023

	(R$)
Audit Fees	30,134,879.79	26,667,874.13
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	30,134,879.79	26,667,874.13

The principal accountant services provided to us during the years ended December 31, 2024, 2023 and 2022 were regular independent audit services, on the individual and consolidated financial statements, prepared in accordance with the accounting practices adopted in Brazil, established by the Comitê de Pronunciamentos Contábeis (CPC) and IFRS Accounting Standards.

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

The Board of Directors relies on the support of the statutory Audit and Risks Committee. The committee was authorized in May 2017 and commenced operations as a statutory committee on May 18, 2018. Its operating rules are established under our bylaws and other applicable laws. Its purpose is to advise the Board of Directors on the fulfillment of its responsibilities and guide our senior management, including by limiting the analysis and issuance of recommendations on risks and strategies to be adopted by us, concerning internal controls, auditing and management, to ensure greater efficiency and quality in matters related to its area of operation. The statutory Audit and Risks Committee also provides support to the Boards of Directors of our main subsidiaries. The statutory Audit and Risks Committee, which is permanent, consists of at least three members and a maximum of five members, and observes the conditions, obligations and exemptions imposed by our internal regulations and applicable national and foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the SEC and the NYSE applicable to us.

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

Due to its composition, our statutory Audit and Risks Committee is not equivalent to or comparable with a U.S. audit committee. Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body.

Given that our statutory Audit and Risks Committee is subject to certain requirements under CVM rules (CVM Resolution 23/2021), we understand that it complies with these requirements, and we rely on the exemption provided by Rule 10A-3(c)(3) under the Exchange Act.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

We have adopted a “Policy for Disclosure of Material Information and Trading of Securities of our companies’ “Securities” and certain provisions in our Code of Conduct, both of which govern the purchase, sale, and other dispositions of our securities by:

●any person who trades securities having material information not yet disclosed;
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

Such policies and procedures have been reasonably designed to promote compliance with applicable laws. Copies of the Code of Conduct and “Policy for Disclosure of Material Information and Trading of Securities of our Companies’ “Securities” are set forth herein as Exhibits 11.1 and 11.2, respectively.

ITEM 16K. Cybersecurity

Our business processes and operations depend significantly on the implementation and maintenance of technology infrastructure and data systems, as well as telecommunication services, both for our corporate and operational segments. On the corporate side, we are heavily dependent on the enterprise resource planning system and other interconnected systems, as well as the network and cloud infrastructure. On the operational side, we are strongly dependent on our systems responsible for monitoring and operating our industrial environment, as well as the infrastructure of the operation centers and equipment that are part of the infrastructure for sending or receiving data to the ONS operating environments or to other agents’ operation centers.

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

We have a cyber incident management process, which defines criteria and recommends techniques and tools to detect and monitor cyber threats. Our cyber crisis management guidelines establish procedures to be followed in the event of cyber incidents or crises, specifying the responsibilities of each team involved. These guidelines are part of our general information security policy, approved by our Executive Directors. We have a Chief Information Security Officer (CISO) who manages the implementation of our information security plan based on the National Institute of Standards and Technology across all subsidiaries, as well as several complementary regulations for our group. The CISO is responsible for all information security areas and reports to our Executive Directors, Board of Directors and Audit Committee.

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

These initiatives aim to mitigate risks and strengthen information security management, establishing internal guidelines, acquiring tools and services, improving procedures, carrying out awareness campaigns and training, reducing vulnerabilities and detecting incidents in a timely manner, more effective. We have secured insurance policies for cybersecurity for projects and commitments with third-party vendors, who must comply with our security requirements.

We assess third-party risk in all technology-related contracts, based on three Criteria: access to our network, physical connections, or receipt of important data. Suppliers undergo additional screening, being classified into risk levels (low, medium, high or critical). For high or critical risk suppliers, we implement specific action plans and testing of intrusion.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Please see our consolidated financial statements beginning on page F-1. In 2022, 2023 and 2024, none of our affiliated entities was a significant entity under Rule 3-09 of Regulation S-X.

ITEM 19. EXHIBITS

1.1

Bylaws of Centrais Elétricas Brasileiras S.A. – Eletrobras (English translation), amended on February 26, 2025, incorporated herein by reference to our Form 6-K filed on February 27, 2025, file No. 001-34129.

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

4.1

English language summary of the Eletronuclear Investment Agreement entered into between us and ENBPar on April 22, 2022 incorporated herein by reference from our Form 20-F, filed on April 25, 2024, file No. 001-34129.

8.1	List of direct subsidiaries.

11.1

Code of Conduct of Eletrobras (Código de Conduta da Eletrobras) approved by means of the Board Resolution No. 538 of November 14, 2022, and the Board of Directors Resolution No. 169 of December 1, 2022 incorporated herein by reference from our Form 20-F, filed on April 25, 2024, file No. 001-34129.

11.2

Policy for Disclosure of Material Information and Trading of Securities of Eletrobras Companies’ (Política de Divulgação de Informações Relevantes e de Negociação de Valores Mobiliários das Empresas Eletrobras), incorporated herein by reference from our Form 6-K, filed on December 13, 2024, file No. 001-34129.

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

April 17, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.—ELETROBRAS

	By:	/s/ Ivan de Souza Monteiro
		Name:	Ivan de Souza Monteiro
		Title:	Chief Executive Officer

	By:	/s/ Eduardo Haiama
		Name:	Eduardo Haiama
		Title:	Executive Vice-President of Finance and Investor Relations

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.—ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENT

As of December 31, 2024 and 2023, and for each of the years in the three-year period ended December 31, 2024.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Centrais Elétricas Brasileiras S.A. - Eletrobras

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Centrais Elétricas Brasileiras S.A. - Eletrobras and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Litigation Contingencies

As described in Note 27 to the consolidated financial statements, the Company recognized liabilities in the consolidated financial statements in total amount of R$ 23,374 million for the resolution of pending litigation when management determines that a loss is probable and the amount of the loss can be reliably estimated for all litigation contingencies, including civil claims related to the compulsory loans contingency, which amounted to R$ 13,672 million. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing information available, (i) management concludes that it is not probable that cash outflow will occur in any of the pending litigation; or (ii) management is unable to reliably estimate the loss for any of the pending matters. In addition, the provision for compulsory loans involves significant judgement related to: (i) difference in the principal resulting from the monetary correction criteria; (ii) remunerative interest; and (iii) application of default interest. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reliably estimable, but it is possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to litigation contingencies is a critical audit matter are (i) the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reliable estimate of the loss can be made, including the use of specialists, and (ii) a high degree of auditor judgment and effort in evaluating management’s assessment of the loss contingencies associated with litigation claims, including significant judgments related to: (i) difference in the principal resulting from the monetary correction criteria; (ii) remunerative interest; and (iii) application of default interest.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing the effectiveness of controls relating to management’s evaluation of litigation contingencies, obtaining and evaluating the legal confirmations obtained from internal and external lawyers, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reliably estimated, and evaluating the sufficiency of the Company’s litigation contingency disclosures. Specifically, for the compulsory loans liabilities and contingencies, the audit procedures performed also included testing the reasonableness of the estimated amount, including the assessment of criteria for monetary restatement and interest accrued.

Assessment of Impairment for Property, Plant and Equipment, Intangible assets and Equity method investments

As described in Notes 16, 17, 18 and 19 to the consolidated financial statements, the Company’s consolidated Equity method investments, Property, Plant and Equipment and intangible assets balance amounted to R$ 30,727 million, R$ 36,854 million and R$ 78,173 million, respectively, at December 31, 2024. Management evaluates impairment indicators for Equity method investments, Property, Plant and Equipment and intangible assets. When impairment indicators are identified, management compares the carrying value of an asset, or a Cash-Generating Unit (CGU), with its recoverable amount. An impairment charge is recognized when the carrying value exceeds the recoverable amount, estimated by management using a discounted cash flow model (value in use). Management’s cash flow projections for Equity method investments, Property, Plant and Equipment and intangible assets include significant assumptions relating to growth prospects for the Brazilian economy, discount rate, projected revenues and expenditures.

The principal considerations for our determination that performing procedures relating to the impairment assessment for Equity method investments, Property, Plant and Equipment and intangible assets is a critical audit matter are (i) the significant judgment by management when developing the value in use measurement of each asset or CGU; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections and significant judgments and assumptions including growth prospects for the Brazilian economy, projected revenues and expenditures and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing the effectiveness of controls relating to management’s evaluation of the cash flow projections, (i) testing management’s process for developing a reliable estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness, accuracy, and relevance of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the discount rate, growth prospects for the Brazilian economy, and projected revenues and expenditures. Evaluating management’s assumptions related to growth prospects for the Brazilian economy, and projected revenues and expenditures involved evaluating whether the assumptions used by management were reasonable considering (i) the contractual conditions of each concession contract; (ii) the current and past performance of the assets; and (iii) the consistency of these assumptions with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of certain significant assumptions, including the discount rate.

Contractual transmission assets - Measurement

As described in Note 15 to the consolidated financial statements, the Company’s consolidated contractual transmission assets, balances were R$ 67,388 million at December 31, 2024. The measurement of these assets is based on significant judgment for the determination of the remuneration rate that represents the financial component embedded in the future cash flows to be received and projected profit margins for the performance obligations, as well as the application of assumptions related to the Permitted Annual Revenue – RAP in the contracts and the projected residual value, if applicable to the concession contracts.

The principal considerations for our determination that performing procedures relating to the contractual transmission assets is a critical audit matter are (i) the significant judgment by management when developing the process of measuring such assets; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s projections and significant assumptions, which includes the determination of the remuneration rate that represents the financial component embedded in the future cash flows to be received, determination of profit margins in relation to performance obligations, application of assumptions related to the Permitted Annual Revenue – RAP established in the contracts and the projected residual value, if applicable to the concession contracts.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, testing the effectiveness of controls relating to measurement of the contractual transmission assets; evaluating the appropriateness of the remuneration rate used and the profit margin; testing the completeness, accuracy, and relevance of underlying data used in the cash flows; and evaluating the significant assumptions used by management, including the remuneration rate, the projected contract margins, the allowed annual revenue established in the contracts and the projected residual value, if applicable to the concession contracts.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, Brazil

April 17, 2025

We have served as the Company’s auditor since 2019.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

CONSOLIDATED BALANCE SHEETS ON DECEMBER 31, 2024 AND 2023

(in thousands of BRL)

ASSETS	NOTE	12/31/2024	12/31/2023

CURRENT
Cash and cash equivalents	6	26,572,522	13,046,371
Restricted cash	7	508,734	447,688
Marketable securities	8	8,951,838	5,920,171
Accounts Receivable, net	9	5,911,477	5,210,482
Contractual transmission assets	15	10,539,570	11,159,426
Loans, financing and debentures	10	475,459	367,741
Dividends and interest receivable	11	721,683	871,558
Taxes and Contributions	12	2,831,414	4,207,227
Reimbursement rights	14	893,254	980,206
Inventory		441,471	426,690
Derivative financial instruments	38	692,660	373,606
Others		1,408,919	1,698,824
		59,949,000	44,709,990

Assets held for sale	40	4,502,102	3,187,141
		64,451,102	47,897,131

NON-CURRENT
Restricted cash	7	3,170,749	1,985,656
Reimbursement rights	14	720,081	1,385,479
Loans, financing and debentures	10	163,140	260,409
Accounts Receivable, net	9	602,411	649,446
Marketable securities	8	433,341	432,724
Taxes and Contributions	12	2,715,445	1,153,616
Deferred Income tax and social contribution	13	5,673,011	6,725,087
Judicial deposits		5,190,344	6,585,685
Contractual transmission assets	15	56,848,086	50,052,912
Derivative financial instruments	38	1,544,095	—
Others		1,645,570	1,053,164
		78,706,273	70,284,178

INVESTMENTS	16
Equity method investments		30,727,405	32,100,302
Measured at fair value		861,234	1,072,093
Other investments		97,987	32,288
		31,686,626	33,204,683

PROPERTY, PLANT AND EQUIPMENT	17	36,854,056	35,805,421

INTANGIBLE ASSETS	18	78,173,273	79,866,241

		225,420,228	219,160,523

TOTAL ASSETS		289,871,330	267,057,654

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

CONSOLIDATED BALANCE SHEETS ON DECEMBER 31, 2024 AND 2023

(in thousands of BRL)

LIABILITIES AND EQUITY	NOTE	12/31/2024	12/31/2023*

CURRENT
Loans, financing and debentures	22	12,809,872	10,890,873
Compulsory loan – Agreements	27	1,105,534	896,746
Compulsory loan	23	1,326,925	1,257,291
Suppliers	20	2,756,329	2,963,867
Taxes and Contributions	12	1,146,169	1,022,562
Provision for onerous contracts	25	62,711	120,660
Dividends payable	24	2,490,668	1,154,836
Payroll	26	1,065,114	1,634,933
Reimbursement Obligations	14	55,517	8,572
Post-employment benefit	26	289,840	292,990
Provisions for Litigation and Contingent Liabilities	27	1,791,088	2,290,873
Regulatory fees	21	820,067	765,619
Obligations of Law No. 14,182/2021	28	2,916,199	2,161,176
RGR Returns	29	492,276	439,974
Leases		26,861	44,020
Derivative financial instruments	38	1,175,652	—
Advanced for clients		—	138,690
Others		1,105,093	801,645
		31,435,916	26,885,327

Liabilities associated with assets held for sale	40	194,454	274,464
		31,630,370	27,159,791

NON-CURRENT
Loans, financing and debentures	22	62,810,702	48,569,496
Suppliers	20	7,959	—
Provisions for Litigation and Contingent Liabilities	27	21,583,395	24,250,819
Post-employment benefit	26	3,416,381	5,293,808
Obligations of Law No. 14,182/2021	28	39,105,924	37,358,230
RGR Returns	29	439,974	879,947
Provision for onerous contracts	25	621,725	950,468
Reimbursement Obligations		15,286	—
Leases		155,722	172,727
Concessions payable - use of public property		543,867	566,172
Advances for future capital increase		108,938	98,252
Derivative financial instruments	38	2,283	657,514
Regulatory fees	21	942,348	432,341
Taxes and Contributions	12	372,488	574,781
Deferred income tax and social contribution	13	4,287,021	5,721,830
Advanced for clients		—	86,612
Others		1,827,171	1,820,222
		136,241,184	127,433,219

EQUITY	31
Capital stock		70,099,826	70,099,826
Transactions costs on issuance of shares		(108,186)	(108,186)
Capital reserves and Authorized Equity Instruments		13,910,768	13,889,339
Treasury shares		(2,223,011)	(2,114,256)
Profit reserves		45,440,237	37,752,709
Other comprehensive income		(5,256,409)	(7,186,060)
Equity attributable to owners of the Company		121,863,225	112,333,372

Equity attributable to non-controlling interest		136,551	131,272

TOTAL SHAREHOLDERS EQUITY		121,999,776	112,464,644

TOTAL LIABILITIES AND EQUITY		289,871,330	267,057,654

*See note 4.6 for certain classifications

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

CONSOLIDATED STATEMENT OF INCOME FOR YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands of BRL)

	NOTE	12/31/2024		12/31/2023		12/31/2022
CONTINUING OPERATIONS
Net operating revenue	33		40,181,552		37,158,908		34,074,233
Operating expenses	34		(26,702,164)		(26,129,636)		(29,275,307)

Regulatory remeasurements - Transmission contracts	15		6,129,771		(12,144)		365,178

OPERATING PROFIT BEFORE FINANCIAL RESULT			19,609,159		11,017,128		5,164,104

FINANCIAL RESULT	35		(11,628,120)		(12,002,121)		(4,373,595)

PROFIT (LOSS) BEFORE RESULTS OF EQUITY, INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS			7,981,039		(984,993)		790,509

RESULTS OF EQUITY METHOD INVESTMENTS			2,503,205		2,062,090		2,369,777

OTHER REVENUE AND EXPENDITURE	36		136,540		651,280		186,924

PROFIT BEFORE TAXES			10,620,784		1,728,377		3,347,210

Current income tax and social contribution	13		(717,909)		(512,503)		(1,630,034)
Deferred income tax and social contribution	13		477,879		3,511,001		934,421
			(240,030)		2,998,498		(695,613)

NET PROFIT FROM CONTINUING OPERATIONS			10,380,754		4,726,875		2,651,597

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY			10,378,122		4,881,788		2,648,592
AMOUNT ATTRIBUTED TO NON-CONTROLING INTERESTS			2,632		(154,913)		3,005

DISCONTINUED OPERATIONS

NET PROFIT (LOSS) FROM DISCONTINUED OPERATION			—		(332,014)		986,785

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY			—		(332,014)		986,785
AMOUNT ATTRIBUTED TO NON-CONTROLING INTERESTS			—		—		—

NET PROFIT FOR THE YEAR			10,380,754		4,394,861		3,638,382

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY			10,378,122		4,549,774		3,635,377
AMOUNT ATTRIBUTED TO NON-CONTROLING INTERESTS			2,632		(154,913)		3,005

PROFIT PER SHARE	32

Profit basic per share - ORDINARY (ON)		R$	4.56	R$	1.98	R$	1.82
Profit basic per share - PREFERENTIAL (PN)		R$	5.02	R$	2.18	R$	2.00
Profit diluted per share - ORDINARY (ON)		R$	4.50	R$	1.96	R$	1.80
Profit diluted per share - PREFERENTIAL (PN)		R$	4.95	R$	2.15	R$	1.98

PROFIT PER SHARE - Continuing Operations
Profit basic per share - ORDINARY (ON)		R$	4.56	R$	2.12	R$	1.33
Profit basic per share - PREFERENTIAL (PN)		R$	5.02	R$	2.34	R$	1.46
Profit diluted per share - ORDINARY (ON)		R$	4.50	R$	2.10	R$	1.31
Profit diluted per share - PREFERENTIAL (PN)		R$	4.95	R$	2.31	R$	1.44

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE FINANCIAL YEARS ENDED ON

DECEMBER 31, 2024, 2023 AND 2022

(in thousands of BRL)

	12/31/2024	12/31/2023	12/31/2022

NET PROFIT FOR THE YEAR	10,380,754	4,394,861	3,638,382

Other components of comprehensive income

Items that will not be reclassified to result
Financial instruments at fair value through OCI	(16,253)	213,825	(374,425)
Deferred Income Tax and Social Contribution	5,526	(70,213)	142,426
Share of other comprehensive income of equity accounted investments	22,981	139,019	—
Actuarial gains or losses	2,064,281	130,322	660,673
Deferred Income Tax and Social Contribution	(274,841)	(37,223)	(15,068)
	1,801,694	375,730	413,606
Items that will be reclassified to the result
Cumulative conversion adjustments	36,139	10,031	(102,497)
Cash flow hedge adjustment	73,462	—	(3,796)
Share of other comprehensive income of equity accounted investments	18,356	(226,450)	407,928
	127,957	(216,419)	301,635

Other components of comprehensive income for the year	1,929,651	159,311	715,241

Total comprehensive income for the year	12,310,405	4,554,172	4,353,623

Portion attributed to controlling shareholders	12,307,773	4,660,654	4,350,618
Non-controlling portion	2,632	(106,482)	3,005

Total comprehensive income for the year attributed to controlling shareholders	12,307,773	4,660,654	4,350,618

Continuing operations	12,307,773	4,992,668	3,051,175
Discontinued operations	—	(332,014)	1,299,443

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2024, 2023 AND 2022

(in thousands of BRL)

				PROFIT RESERVES
		CAPITAL RESERVES									EQUITY
		AND AUTHORIZED						ADDITIONAL		OTHER	ATTRIBUTABLE	NON-
	CAPITAL	EQUITY	TREASURY		PROFIT		STATUTORY -	PROPOSED	ACCUMULATED	COMPREHENSIVE	TO OWNERS OF THE	CONTROLLING	TOTAL
	STOCK	INSTRUMENTS	SHARES	LEGAL	RETENTION	STATUTORY	INVESTMENTS	DIVIDENDS	PROFITS / LOSSES	INCOME	COMPANY	INTERESTS	EQUITY
On December 31, 2021	39,057,271	13,867,170	—	1,968,511	10,539,663	409,825	17,972,166	—	—	(7,693,402)	76,121,204	295,560	76,416,764
Capital Increase	30,756,468	—	—	—	—	—	—	—	—	—	30,756,468	—	30,756,468
Transactions costs on issuance of shares	(108,185)	—	—	—	—	—	—	—	—	—	(108,185)	—	(108,185)
Reclassification of earnings from sale of financial instruments at fair value through OCI	—	—	—	—	—	—	—	—	250,566	(217,371)	33,195	—	33,195
Accumulated conversion adjustments	—	—	—	—	—	—	—	—	—	(93,408)	(93,408)	—	(93,408)
Post-employment benefit adjustments	—	—	—	—	—	—	—	—	—	203,953	203,953	—	203,953
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	—	—	—	(201,530)	(201,530)	—	(201,530)
Deferred Income tax and social contribution over OCI	—	—	—	—	—	—	—	—	—	142,426	142,426	—	142,426
Participations in OCI of subsidiaries	—	—	—	—	—	—	—	—	—	(92,744)	(92,744)	225,275	132,531
Participations in OCI of associates	—	—	—	—	—	—	—	—	(2,473)	973,915	971,442	—	971,442
Net income for the year	—	—	—	—	—	—	—	—	3,635,377	—	3,635,377	3,005	3,638,382
Constitution of reserves	—	—	—	181,769	248,093	—	2,590,206	—	(3,020,068)	—	—	—	—
Proposed dividends	—	—	—	—	—	—	—	—	(863,402)	—	(863,402)	—	(863,402)
On December 31, 2022	69,705,554	13,867,170	—	2,150,280	10,787,756	409,825	20,562,372	—	—	(6,978,161)	110,504,796	523,840	111,028,636
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	—	—	—	206,508	206,508	—	206,508
Deferred Income tax and social contribution over OCI	—	—	—	—	—	—	—	—	—	(70,213)	(70,213)	—	(70,213)
Reclassification of earnings from sale of financial instruments at fair value through OCI	—	—	—	—	—	—	—	—	352,523	(318,779)	33,744	—	33,744
Participations in OCI of subsidiaries	—	—	—	—	—	—	—	—	—	234,433	234,433	48,431	282,864
Participations in OCI of associates	—	—	—	—	—	—	—	—	—	(139,860)	(139,860)	—	(139,860)
Post-employment benefit adjustments	—	—	—	—	—	—	—	—	—	(119,988)	(119,988)	—	(119,988)
Net income for the year	—	—	—	—	—	—	—	—	4,549,774	—	4,549,774	(154,913)	4,394,861
Transactions with shareholders:
Authorized Shares	—	22,169	—	—	—	—	—	—	—	—	22,169	—	22,169
Treasury shares - Shares issued	—	—	(168,168)	—	—	—	—	—	—	—	(168,168)	—	(168,168)
Treasury shares - Repurchase of shares	—	—	(1,967,218)	—	—	—	—	—	—	—	(1,967,218)	—	(1,967,218)
Shares Remuneration Program	—	—	13,595	—	—	—	—	—	—	—	13,595	—	13,595
Shares in treasury - Dissident shareholders	—	—	(212)	—	—	—	—	—	—	—	(212)	—	(212)
Shares in treasury - Compulsory loan agreement	—	—	7,747	—	—	—	—	—	—	—	7,747	—	7,747
Capital Increase - merge of shares	286,086	—	—	—	—	—	—	—	—	—	286,085	(286,086)	—
Constitution of reserves	—	—	—	227,490	373,272	—	3,025,600	216,114	(3,842,476)	—	—	—	—
Proposed dividends	—	—	—	—	—	—	—	—	(1,080,571)	—	(1,080,571)	—	(1,080,571)
Limitation of dividends	—	—	—	—	—	—	—	—	20,750	—	20,750	—	20,750
On December 31, 2023	69,991,640	13,889,339	(2,114,256)	2,377,770	11,161,028	409,825	23,587,972	216,114	—	(7,186,060)	112,333,371	131,272	112,464,644

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2024, 2023 AND 2022

(in thousands of BRL)

				PROFIT RESERVES
		CAPITAL RESERVES									EQUITY
		AND AUTHORIZED						ADDITIONAL		OTHER	ATTRIBUTABLE	NON-
	CAPITAL	EQUITY	TREASURY		PROFIT		STATUTORY -	PROPOSED	ACCUMULATED	COMPREHENSIVE	TO OWNERS OF THE	CONTROLLING	TOTAL
	STOCK	INSTRUMENTS	SHARES	LEGAL	RETENTION	STATUTORY	INVESTMENTS	DIVIDENDS	PROFITS / LOSSES	INCOME	COMPANY	INTERESTS	EQUITY
On December 31, 2023	69,991,640	13,889,339	(2,114,256)	2,377,770	11,161,028	409,825	23,587,972	216,114	—	(7,186,060)	112,333,371	131,272	112,464,644
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	—	—	—	(143,659)	(143,659)	—	(143,659)
Deferred Income tax and social contribution over OCI	—	—	—	—	—	—	—	—	—	48,844	48,844	—	48,844
Reclassification of earnings from sale of financial instruments at fair value through OCI	—	—	—	—	—	—	—	—	(436)	—	(436)	—	(436)
Participations in OCI of subsidiaries	—	—	—	—	—	—	—	—	—	1,161,703	1,161,703	2,647	1,164,350
Participations in OCI of associates	—	—	—	—	—	—	—	—	(22,981)	281,939	258,958	—	258,958
Post-employment benefit adjustments	—	—	—	—	—	—	—	—	—	580,824	580,824	—	580,824
Net income for the year	—	—	—	—	—	—	—	—	10,378,122	—	10,378,122	2,632	10,380,754
Transactions with shareholders:
Authorized Shares	—	21,429	—	—	—	—	—	—	—	—	21,429	—	21,429
Treasury shares - Repurchase of shares	—	—	(115,099)	—	—	—	—	—	—	—	(115,099)	—	(115,099)
Shares Remuneration Program	—	—	6,344	—	—	—	—	—	—	—	6,344	—	6,344
Constitution of reserves	—	—	—	518,906	—	—	5,849,541	1,535,196	(7,903,643)	—	—	—	—
Proposed dividends	—	—	—	—	—	—	—	—	(2,464,804)	—	(2,464,804)	—	(2,464,804)
Proposed additional dividend	—	—	—	—	—	—	—	(216,114)	—	—	(216,114)	—	(216,114)
Limitation of dividends	—	—	—	—	—	—	—	—	13,742	—	13,742	—	13,742
As of December 31, 2024	69,991,640	13,910,768	(2,223,011)	2,896,676	11,161,028	409,825	29,437,513	1,535,196	—	(5,256,409)	121,863,225	136,551	121,999,776

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In thousands of BRL)

	NOTE	12/31/2024	12/31/2023	12/31/2022
OPERATIONAL ACTIVITIES

Income before income tax and social contribution		10,620,784	1,396,363	4,333,995

Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization		3,987,775	3,621,342	2,690,269
Net exchange and monetary changes	35	3,363,144	3,342,161	650,770
Financial charges	35	5,865,332	6,095,390	4,980,707
Result of equity method investments		(2,503,207)	(2,062,090)	(2,369,777)
Other income and expenditure	36	(136,540)	(651,280)	(186,924)
Transmission revenues		(19,292,579)	(17,432,037)	(15,774,884)
Construction cost - transmission		4,286,914	3,291,132	1,671,307
Regulatory remeasurements - Transmission contracts		(6,129,771)	12,144	(365,178)
Operating provisions (reversals)		(180,019)	2,481,054	6,928,425
Fixed and intangible asset write off		157,248	632,441	440,775
Income from hedging and derivatives		1,940,087	1,521,637	356,494
Others		894,482	637,869	1,310,565
		(7,747,134)	1,489,763	332,549

(Accruals) / decreases in operating assets
Accounts Receivable, net		1,111,674	(927,096)	(408,364)
Marketable securities, net		—	—	(1,499,907)
Reimbursement right		752,350	473,496	1,036,409
Others		673,834	109,683	(436,278)
		2,537,858	(343,917)	(1,308,140)
Increases / (decreases) in operating liabilities
Suppliers		(614,240)	(526,425)	233,911
Advances		—	(162,275)	104,964
Payroll		(775,899)	(813,498)	222,345
Regulatory fees		365,508	(280,680)	159,695
Others		(605,675)	217,985	(382,451)
		(1,630,306)	(1,564,893)	338,464

Payment of interests		(6,650,869)	(5,512,449)	(3,211,343)
Receipt of allowed annual revenue - RAP		19,248,186	18,287,910	14,623,582
Receipt of dividends and interest on equity		1,506,336	1,329,703	1,494,560
Payment of judicial contingencies		(3,776,063)	(2,672,962)	(4,222,504)
Securities and restricted deposits		195,871	(733,354)	(1,199,426)
Payment of income tax and social contribution		(1,488,382)	(2,930,778)	(2,607,461)
Supplementary social security		(430,698)	(510,048)	(469,943)

Net cash from operating activities of continuing operations		12,385,583	8,235,338	8,104,333
Net cash (used in) operating activities of discontinued operations	41	—	—	(2,908,844)
Net cash of operating activities		12,385,583	8,235,338	5,195,489

FINANCING ACTIVITIES

Receipt for issuing shares		—	—	30,648,282
Loans and financing obtained and debentures obtained	23	29,965,839	11,821,045	8,500,000
Payment of loans and financing and debentures - principal		(16,009,832)	(13,763,329)	(6,734,696)
Payment of dividends and interest on equity		(1,307,858)	(864,192)	(1,490,058)
Payment to dissident shareholders - merge of shares	32	—	(226,057)	—
Repurchase of shares	32	(115,099)	(1,967,218)	—
Payment of obligations with CDE and revitalization of basins - principal	28	(1,974,965)	(1,433,816)	—
Payment of leases - principal		(757,196)	(765,525)	(721,074)
Others		—	443,961	44,746

Net cash from (used in) financing activities of continuing operations		9,800,889	(6,755,131)	30,247,200
Net cash from (used in) financing activities of discontinued operations	41	—	—	(174,814)
Net cash from (used in) financing activities		9,800,889	(6,755,131)	30,072,386

INVESTING ACTIVITIES

Acquisition of debentures	10	—	(450,000)	—
Receipt of loans and financing		12,675	982,425	2,358,352
Marketable Securities, net		(3,064,434)	3,143,232	—
Interest Received - Marketable Securities		529,802	4,066,478	3,763,966
Receipt of financial charges		57,665	172,457	316,278
Acquisition of property, plant and equipment		(3,099,474)	(3,862,770)	(1,585,639)
Acquisition of intangible assets		(425,891)	(258,371)	(32,038,772)
Transmission infrastructure - contractual assets		(4,286,914)	(3,269,358)	(1,652,992)
Acquisition / capital injection in shareholdings, net of cash acquired		(176,643)	(1,439,478)	(74,307)
Disposal of investments in shareholdings		2,449,160	907,004	1,169,784
Others		(656,267)	(116,617)	(57,832)

Net cash (used in) investing activities of continuing operations		(8,660,321)	(124,998)	(27,801,162)
Net cash from (used in) investing activities of discontinued operations	41	—	952,036	3,079,754
Net cash provided by (used in) investing activities		(8,660,321)	827,038	(24,721,408)

Increase in cash and cash equivalents		13,526,151	2,307,245	10,546,467

Cash and cash equivalents at the beginning of the fiscal year	6	13,046,371	10,739,126	192,659
Cash and cash equivalents at the end of the year	6	26,572,522	13,046,371	10,739,126
Increase (decrease) in cash and cash equivalents from discontinued operations		—	952,036	(3,904)
		13,526,151	2,307,245	10,546,467

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

Notes to the financial statement for the year ended December 31, 2024

(In thousands of BRL)

NOTE 1 – OPERATIONAL CONTEXT

Centrais Elétricas Brasileiras S.A., “Eletrobras” or “Controlling Company”, is a publicly-traded corporation, located in Rio de Janeiro (RJ), registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC), with shares traded on the Brazil (B3) and New York (NYSE) stock exchanges.

Eletrobras (jointly with its subsidiaries “Company”), carries out the activities of generation, transmission and sale of electricity, through the construction and operation of energy plants, transmission lines and commercialization of electricity. In addition, it promotes and supports research of its business interest in the energy sector, as well as studies on the use of reservoirs for multiple purposes, prospecting and development of alternative generation sources, incentives for rational and sustainable use and implementation of intelligent electric grid.

After the privatization and gradual capacity release of its hydroelectric plants, Eletrobras has been structuring to commercialize its energy, characterized by predictable and dispatchable generation, suitable for the retail of electricity market.

In the context of strengthening its operations in the commercialization of electricity, Eletrobras has entered into strategic partnerships with the purpose of expanding its presence in the free energy market.

In view of the expansion of commercialization, Eletrobras shareholders, at an Extraordinary General Meeting (EGM) in February 2025, approved, among others, the statutory amendment that details its corporate purpose, including the type of retailer for the commercialization of electricity.

All of the Company’s efforts are reflected in the management of its assets, as detailed in Explanatory Note 19, especially with regard to the identification of its cash-generating units (CGU).

Eletrobras also holds control of Eletrobras Participações S.A. – Eletropar (in the process of merge), as well to direct and indirect investments in 63 Special Purpose Entities (SPE), all dedicated to the generation and transmission of electricity.

The issuance of these financial statements was approved by the Board of Directors on April 17, 2025.

NOTE 2 – 2024 HIGHLIGHTS

The Company reported a net profit of R$10,380,754 in the fiscal year ended December 31, 2024. Below, we disclose the main events that occurred during the current year:

2.1Transmission Assets

a.Transmission Auction

In March 2024, Eletrobras won, through its subsidiary Eletronorte, 04 contracts in the Transmission Auction promoted by the National Electric Energy Agency - ANEEL, which will have a 30-year concession period, including licensing, construction and operation, as presented below:

			Construction period
Enterprise	Contract	RAP	(months)
SPE Nova Era Catarina Transmissora SA	012/2024	162,400	60
SPE Nova Era Ceará Transmissora S.A.	006/2024	114,500	60
SPE Nova Era Integração Transmissora S.A.	008/2024	302,000	66
SPE Nova Era Teresina Transmissora SA	004/2024	11,640	42
		590,540

b.Periodic Tariff Review (RTP) and Annual Allowable Revenue (RAP) 2024/2025

In July 2024, ANEEL published Approval Resolutions No. 3,344/2024 and No. 3,348/2024, which directly impacted the Company’s transmission concession contracts, resulting in additional recognition in the amount of R$6,129,771, under Regulatory Remeasurements - Transmission Agreements (for more information, note 15).

2.2Disposal of Shareholdings

a.Chapada do Piauí I and Chapada do Piauí II

In June 2024, the Company completed the sale of its 49% minority stake in the capital stock of 15 Special Purpose Entities (SPE), including Chapada do Piauí I Holding S.A. and Chapada do Piauí II Holding S.A., to Infraestrutura Brasil Holding XX S.A. (for more information, note 40).

b.ISA Energia

In July 2024, the Company received the amount of R$2,153,842, net of selling expenses, resulting from the conclusion of the secondary public offering of 93,000,000 preferred shares of ISA Energia, at a unit price of R$23.50, and negatively impacted the result by R$125,822 (for more information, note 16.1).

2.3 Debt Operations

a.Bonds 2035

In September 2024, Eletrobras completed the issuance of bonds totaling R$4,219,050 (US$750,000 thousand). The bonds, which mature in January 2035, have a coupon of 6.50% per year. Interest payments will be made semiannually, in the months of January and July, starting in January 2025 (for more information, note 22).

b.Debentures and Commercial Notes

In 2024, the Company concluded financial transactions totaling approximately R$30,000,000 in fundraising (for more information, note 22).

c.International Export Credit Agency

In December 2024, Eletrobras contracted financing guaranteed by the Italian Export Credit Agency - Servizi Assicurativi Del Commercio Estero SPA (SACE), in the amount of R$2,384,383 (US$400,000 thousand) (for more information, note 22).

2.4ELETRONET

In December 2024, the Company signed an agreement with LT – Bandeirante Empreendimentos Ltda. to acquire 51% of Eletronet SA, and will hold 100% of the company’s capital stock. Eletronet operates a national fiber optic network integrated with Eletrobras’ transmission lines, offering telecommunications and connectivity services. The acquisition will allow Eletrobras to take advantage of commercial synergies and reinforce its commitment to optimizing minority interests and generating value, in accordance with its Strategic Plan. The conclusion of the transaction is subject to usual market conditions and adjustments.

NOTE 3 – ELECTRICITY CONCESSIONS AND AUTHORIZATIONS

Eletrobras holds directly or through its subsidiaries, jointly controlled and associate companies, electricity concessions in the generation and transmission segments.

I - Generation concessions and authorizations

		Installed
		Capacity
Contract	Hydroelectric Power Plants (HPP)	(MW)	Location	Year
001/2010	Belo Monte	11,233	PA	2045
002/2022	Tucuruí	8,535	PA	2052
001/2022	Complexo Paulo Afonso (Paulo Afonso I, II, III, IV and Apolônio Sales)	4,280	BA	2052
002/2008	Jirau	3,750	RO	2045
001/2008	Santo Antônio	3,568	RO	2047
003/2014	Xingó	3,162	SE / AL	2052
003/2022	Itumbiara	2,082	MG	2052
002/2011	Teles Pires	1,820	MT / PA	2047
001/2022	Luiz Gonzaga (Itaparica)	1,480	PE / BA	2052
003/2022	Marimbondo	1,440	MG	2052
005/2004	Serra da Mesa	1,275	GO	2046
003/2022	Furnas	1,216	MG	2052
001/2022	Sobradinho	1,050	BA	2052
003/2022	Luis Carlos Barreto (Estreito)	1,050	SP / MG	2052
128/2001	Foz do Chapecó	855	RS	2042
003/2014	Três Irmãos	808	SP	2044
130/2001	Peixe Angical	499	TO	2042
003/2022	Peixoto (Mascarenhas de Moraes)	476	MG	2052
001/2014	Sinop	402	MT	2050
003/2022	Corumbá I	375	GO	2052
001/2007	Governandor Jayme Canet Junior (GJC) (former Mauá HPP)	363	PR	2049
003/2006	Simplício - Anta	334	MG / RJ	2043
003/2022	Porto Colômbia	320	MG	2052
002/2019	Balbina	250	AM	2027
001/2022	Boa Esperança (Castelo Branco)	237	PI / MA	2052
005/2011	Samuel	217	RO	2032
003/2022	Funil	216	RJ	2052
129/2001	Serra do Facão	213	GO	2040
010/2000	Manso	210	MT	2037
001/2006	Baguari	140	MG	2046
007/2006	Retiro Baixo	84	MG	2047
002/2022	Coaracy Nunes	78	PA	2052
004/2006	Passo São João	77	RS	2046
002/2006	Batalha	53	MG	2043
092/2002	São Domingos	48	MS	2039
002/2022	Curuá-Una	43	BA	2052
Authorizing resolution no. 15,388/2024¹	Jaguari	28	SP	NA¹

¹ According to ORDINANCE No. 409, OF NOVEMBER 13, 2020 ANEEL, the Provision of the Electric Power Generation Service began on January 1, 2021 and will continue until the winning concessionaire of the Hydroelectric Plant bid takes office. In June 2024, ANEEL, through authorizing Resolution No. 15,388/2024, transferred ownership of the Jaguari HPP concession from Furnas to Eletrobras.

		Installed
		Capacity
Contract	Small hydroeletric Power Plants	(MW)	Location	Year
001/2022	Funil	30	BA	2052
001/2022	Pedra	20	BA	2052
374/2005	João Borges	19	SC	2039
186/2004	Barra do Rio Chapéu	15	SC	2038
006/2004	Curemas	4	PB	2026

		Installed
		Capacity
Contract	Wind Generating Plants (EOL)	(MW)	Location	Year
Authorizing Resolution No. 12,496/2022	Coxilha Negra 4	151	RS	2057
Authorizing resolution no. 12,494/22	Coxilha Negra 2	97	RS	2057
Authorizing resolution no. 12,495/22	Coxilha Negra 3	55	RS	2057
220/2014	Casa Nova II	33	BA	2049
748/2010	Cerro Chato III	30	RS	2045
747/2010	Cerro Chato II	30	RS	2045
746/2010	Cerro Chato I	30	RS	2045
204/2014	Coxilha Seca	30	RS	2049
Ordinance MME No. 459/2012	Nossa Senhora de Fátima - Fortim	30	CE	2047
225/2014	Casa Nova III	28	BA	2049
Authorizing resolution no. 7,907/19	Casa Nova I A	27	BA	2054
388/2012	Caiçara I	27	RN	2047
Ordinance MME No. 458/2012	Jandaia - Fortim	27	CE	2047
Ordinance MME 068/2012	Complexo Éolico do Livramento (WPP Ibirapuitã)	25	RS	2047
399/2012	Junco I	24	RN	2047
417/2012	Junco II	24	RN	2047
MME Ordinance No. 409/2012	Jandaia I - Fortim	24	CE	2047
MME Ordinance No. 446/2012	São Clemente - Fortim	21	CE	2047
Ordinance MME No. 432/2012	São Januário - Fortim	21	CE	2047
418/2012	Caiçara II	18	RN	2047
Authorizing resolution no. 4,939/14	Pindai II - Coqueirinho 2	16	BA	2049
Authorizing resolution no. 4,939/14	Pindaí III - Tamanduá Mirim 2	16	BA	2049
Authorizing resolution no. 4,939/14	Pindaí I - Angical 2	10	BA	2049
Authorizing resolution no. 4,939/14	Pindaí I - Caititu 2	10	BA	2049
Authorizing resolution no. 4,939/14	Pindaí I - Caititu 3	10	BA	2049
Authorizing resolution no. 4,939/14	Pindaí I - Carcará	10	BA	2049
Authorizing resolution no. 4,939/14	Pindaí I - Corrupião 3	10	BA	2049
Authorizing resolution no. 4,939/14	Pindaí II - Papaguaio	10	BA	2049
210/2014	Capão do Inglês	10	RS	2049
Authorizing resolution no. 4,939/14	Pindaí I - Teiú 2	8	BA	2049
192/2014	Galpões	8	RS	2049
Authorizing resolution no. 4,939/14	Pindai I - Acauã	6	BA	2049
Authorizing resolution no. 4,939/14	Pindai I - Arapapá	4	BA	2049

		Installed
		Capacity
Contract	Thermoelectric Power Plants (TPP)	(MW)	Location	Year
ANEEL Resolution 4950/2014¹	MAUÁ III	591	AM	2046
004/2004¹	Santa Cruz	350	RJ	2026
207/2019¹	APARECIDA	166	AM	2030
MME Ordinance No. 420/1989	Senador Arnon Afonso Farias de Mello	86	RR	2030
004/2004	Campos (Roberto Silveira)	30	RJ	2027
ANEEL Resolution 6,883/2018¹	ANORI	5	AM	2030
ANEEL Resolution 6,883/2018¹	CODAJÁS	5	AM	2030
ANEEL Resolution 6,883/2018¹	CAAPIRANGA	2	AM	2030
CEG Registration: UTE.GN.AM.000092-2.02¹	Anamã	2	AM	2030

¹ Assets are listed in note 40 - Held for sale

II - Electricity transmission concessions – corporate

Contract	Readjustment index	No. of substations	Km	RAP Cycle 2024/2025	Start	End
062/2001	IPCA	64	8,650	6,519,001	2013	2043
061/2001	IPCA	112	19,236	4,596,017	2013	2043
058/2001	IPCA	48	19,790	2,307,827	2013	2043
057/2001	IPCA	58	8,691	1,132,876	2013	2043
012/2009	IPCA	2	111	319,447	2009	2039
034/2001	IGPM	2	665	252,282	2001	2031
020/2012	IPCA	5	473	165,939	2012	2042
010/2005	IGPM	4	376	152,158	2005	2035
021/2009	IPCA	7	986	103,047	2009	2039
010/2009	IPCA	2	44	100,874	2009	2039
004/2012	IPCA	6	783	97,644	2012	2042
008/2011	IPCA	5	286	93,599	2011	2041
004/2004	IGPM	3	372	83,360	2004	2034
019/2012	IPCA	3	60	63,845	2012	2042
022/2009	IPCA	3	547	55,534	2009	2039
004/2013	IPCA	2	297	54,635	2013	2043
004/2010	IPCA	4	34	51,547	2010	2040
014/2013	IPCA	1	147	50,535	2013	2043
017/2009	IPCA	5	96	44,506	2009	2039
006/2009	IPCA	3	49	33,014	2009	2039
019/2010	IPCA	7	321	31,926	2010	2040
001/2009	IPCA	2	95	31,652	2009	2039
006/2005	IGPM	2	90	31,389	2005	2035
007/2005	IGPM	2	208	30,881	2005	2035
007/2014	IPCA	6	275	30,545	2014	2044
011/2010	IPCA	4	—	30,128	2010	2040
005/2006	IPCA	2	257	30,091	2006	2036
005/2012	IPCA	4	42	29,112	2012	2042
007/2006	IPCA	3	71	27,617	2006	2036
016/2012	IPCA	1	—	23,901	2012	2042
002/2009	IPCA	1	—	22,674	2009	2039
010/2007	IPCA	2	95	22,377	2007	2037
018/2012	IPCA	6	208	21,781	2012	2042
010/2011	IPCA	3	65	20,147	2011	2041
017/2011	IPCA	2	46	18,525	2011	2041
012/2007	IPCA	4	316	17,415	2007	2037
028/2009	IPCA	3	187	17,249	2009	2039
017/2012	IPCA	2	—	16,751	2012	2042
007/2010	IPCA	1	—	16,089	2010	2040
013/2010	IPCA	1	—	15,825	2010	2040
003/2009	IPCA	2	180	15,165	2009	2039
007/2008	IPCA	2	36	14,932	2008	2038
014/2012	IPCA	2	30	14,611	2012	2042
002/2011	IPCA	3	231	14,492	2011	2041
020/2010	IPCA	2	115	13,984	2010	2040
009/2011	IPCA	2	64	12,606	2011	2041
006/2010	IPCA	2	95	12,149	2010	2040
014/2008	IPCA	2	145	11,878	2008	2038
021/2010	IPCA	2	91	11,392	2010	2040
018/2009	IPCA	2	145	11,082	2009	2039
004/2011	IPCA	1	—	9,487	2011	2041
014/2010	IPCA	1	—	9,155	2010	2040
012/2011	IPCA	2	—	9,121	2011	2041
004/2008	IPCA	2	238	9,024	2008	2038
008/2005	IGPM	2	120	8,266	2005	2035
009/2010	IPCA	2	59	7,964	2010	2040
005/2009	IPCA	1	—	7,769	2009	2039
005/2008	IPCA	3	110	6,955	2008	2038
014/2011	IPCA	2	51	6,020	2011	2041
012/2010	IPCA	3	37	5,592	2010	2040
008/2014	IPCA	1	—	4,670	2014	2044
013/2011	IPCA	1	—	2,916	2011	2041
012/2024¹	IPCA	1	—	11,638	2024	2054
006/2024¹	IPCA	1	—	114,490	2024	2054
008/2024¹	IPCA	1	—	302,000	2024	2054
004/2024¹	IPCA	1	—	162,385	2024	2054
Total				17,573,505

¹ Concessions under construction - contractual RAP values.

III - Electricity transmission concessions – SPEs

					Maturity
Contract	SPE	Participation	Readjustment index	RAP Cycle 2024/2025	Start	End
014/2014	Belo Monte Transmissora de Energia S.A	49.00	IPCA	819,396	2014	2044
013/2009	Iterligação Elétrica do Madeira S.A.	49.00	IPCA	387,739	2009	2039
015/2009	Iterligação Elétrica do Madeira S.A.	49.00	IPCA	334,558	2009	2039
001/2014	Mata de Santa Genebra Transmissão S.A.¹	49.90	IPCA	321,600	2014	2044
007/2013	Paranaíba Transmissora de Energia S.A.	24.50	IPCA	194,642	2013	2043
005/2004	STN - Sistema de Transmissão Nordeste S.A.	49.00	IPCA	171,481	2004	2034
022/2011	Iterligação Elétrica Garanhuns S.A.	49.00	IPCA	149,883	2011	2041
002/2010	Goiás Transmissão S.A.	49.00	IPCA	91,777	2010	2040
009/2009	Transenergia Renovável S.A.	49.00	IPCA	77,895	2009	2039
008/2010	MGE Transmissão S.A.	49.00	IPCA	67,604	2010	2040
024/2009	Transenergia São Paulo S.A.	49.00	IPCA	27,503	2009	2039
010/2012	Luziania-Niquelandia Transmissora S.A.	49.00	IPCA	23,364	2012	2042
003/2012	Transnorte Energia S.A.	50.38	IPCA	16,815	2012	2042
003/2011	Caldas Novas Transmissão S.A.	49.90	IPCA	7,114	2011	2041
003/2014	Lago Azul Transmissão S.A.¹	49.90	IPCA	5,621	2014	2044
Total				2,696,993

¹Concessions are listed in note 40 - Held for sale

NOTE 4 - BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

4.1 - Declaration of compliance

The financial statements have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board and show all the relevant information specific to the financial statement, which is consistent with that used by management in its management.

4.2 - Basis of preparation and measurement

The preparation of the financial statements requires the use of certain critical accounting estimates and the exercise of judgment by management in the process of applying the Company’s accounting practices, which are presented in the respective explanatory notes that address the topics of their application. Those transactions, disclosures or balances that require a higher level of judgment, that are more complex and for which assumptions and estimates are significant, are listed in note 5 and are detailed in the respective explanatory notes.

The financial statements were prepared on a historical cost basis, except for certain financial instruments measured at their fair values and assets held for sale which are measured at the lower of their carrying amount and their fair value less costs to sell.

4.3 – Functional currency and presentation of financial statements

These financial statements are presented in Reais, which is Eletrobras’ functional currency. The financial statements are presented in thousands of Reais (BLR), rounded up to the next number, except when indicated otherwise.

4.4 – Main accounting policies

The main accounting policies applied in the preparation of these financial statements are presented in the respective explanatory notes. These practices have been applied consistently in all the years presented.

4.4.1 - The adoption of new standards and current interpretations

The amendments and issuances below of IFRS Accounting Standards made by the IASB that are effective for the fiscal year beginning in 2024 had not impacted the Company’s financial statements:

Revised standard	Change	Applicable as of
IAS 1: Presentation of Financial Statements

The amendments define the requirements for classifying and disclosing liabilities with covenant clauses as current or non-current. In addition, only covenants that must be met before or at the end of the reporting period influence this classification.

01/01/2024, retrospective application
IAS 7: Statement of Cash Flows and IFRS 7: Financial Instruments: Disclosures	New disclosure requirements for Reverse Factoring transactions.	01/01/2024, retrospective application
IFRS 16: Leases

The amendments require the seller-lessee to measure the lease liability resulting from the transfer of an asset, which is recognized as sales revenue, and the sale and leaseback so that there is no recognition of gain or loss on the right of use retained in the transaction.

01/01/2024, retrospective application

4.4.2 - New standards and non - current interpretations

Revised standard	Change	Applicable as of
IAS 21: The Effects of Changes in Foreign Exchange rates	Lack of Convertibility	01/01/2025, retrospective application
IFRS 7: Financial instruments: Disclosures

The amendments establish disclosure requirements relating to: (i) equity investments measured at fair value through other comprehensive income, and (ii) financial instruments with contingent characteristics that do not directly relate to loans.

01/01/2026, retrospective application
IFRS 9: Financial Instruments

The amendments establish requirements relating to: (i) settlement of financial liabilities through an electronic payment system; and (ii) assessing the contractual characteristics of the cash flow of financial assets.

01/01/2026, retrospective application
IFRS 9: Financial Instruments and IFRS 7: Financial Instruments: Disclosures	Classification and measurement of financial instruments and Contracts that have energy as a reference and whose generation depends on nature	01/01/2026, retrospective application
IFRS 18: Presentation and disclosures of financial statements

IFRS 18 introduces three defined categories for revenues and expenses – operating, investing and financing – related to the structure of the income statement and requires entities to provide new subtotals. IFRS 18 also requires companies to disclose explanations of performance measures defined by management.

01/01/2027, retrospective application

The application of IFRS 18 will have an impact on the presentation of the income statement and the cash flow statement. The Company does not expect significant impacts on the financial statements when adopting other accounting standards, amendments and interpretations issued, which are not effective yet or applicable after fiscal year 2024.

4.5 - Basis of consolidation and investments in subsidiaries, jointly controlled and associated companies

In the consolidated financial statements, the balances of assets, liabilities, results and cash flows of the subsidiaries are fully consolidated and classified according to their nature. The inclusion of the accounting balances of the subsidiaries in the financial statements begins on the date on which the Company assumes control and ceases when the Company ceases to have control.

When necessary, the financial statements of subsidiaries, jointly held subsidiaries and affiliates are adjusted to adapt their accounting policies to those adopted by the Company.

The subsidiaries, jointly held subsidiaries companies and affiliates are substantially domiciled in Brazil.

Subsidiaries

An investor controls an investee when he is exposed to, or has rights over, variable returns resulting from his participation in the investee and has the ability to influence those returns through his power over it.

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

All transactions, balances, revenues, costs and expenses between the Company’s subsidiaries are completely eliminated in the consolidated financial statements.

	2024		2023
	Participation %		Participation %
	Direct	Indirect	Direct	Indirect
Subsidiaries
Baguari Energia S.A.	100.00	—	—	100.00
Baguari I Geração de Energia S.A.	—	100.00	—	100.00
Brasil Ventos Energia S.A.	100.00	—	—	100.00
Energia dos Ventos V S.A.	—	100.00	—	100.00
Energia dos Ventos VI S.A.	—	100.00	—	100.00
Energia dos Ventos VII S.A.	—	100.00	—	100.00
Energia dos Ventos VIII S.A.	—	100.00	—	100.00
Energia dos Ventos IX S.A.	—	100.00	—	100.00
Itaguaçu da Bahia Energias Renováveis S.A.	—	98.00	—	98.00
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte	100.00	—	100.00	—
Nova Era Catarina Transmissora S.A.	—	100.00	—	—
Nova Era Ceará Transmissora S.A.	—	100.00	—	—
Nova Era Integração Transmissora S.A.	—	100.00	—	—
Nova Era Teresina Transmissora S.A.	—	100.00	—	—
Teles Pires Participações S.A.	—	100.00	—	100.00
Companhia Hidrelétrica Teles Pires S.A.	—	100.00	—	100.00
Cia de Ger. e Trans. de Energia Elétrica do Sul do Brasil - CGT Eletrosul	100.00	—	100.00	—
Ibirapuitã Eólica S.A.	—	100.00	—	100.00
Companhia Hidro Elétrica do São Francisco - Chesf	100.00	—	100.00	—
Nova Era Enki S.A.	—	99.97	—	—
Eletrobras Participações S.A. – Eletropar	83.71	—	83.71	—
Furnas Centrais Elétricas S.A. - Furnas	—	—	100.00	—
Madeira Energia S.A.	99.74	—	—	99.74
Santo Antônio Energia S.A.	—	99.74	—	99.74
Retiro Baixo Energética S.A.	100.00	—	—	100.00
SPE Nova Era Janapu Transmissora S.A.	100.00	—	—	100.00
Triângulo Mineiro Transmissora S.A.	100.00	—	—	100.00
Vale do São Bartolomeu Transmissora de Energia S.A.	90.00	—	—	90.00
Jointly operations (consortia)
Consórcio Energético Cruzeiro do Sul (see note 40)	—	49.00	—	49.00
Consórcio UHE Baguari	—	100.00	—	100.00

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

4.6 – Reclassifications

The Company has decided to split items identified in the table below in the balance sheet to enhance transparency:

	Year ended December 31, 2023
	As reported	Reclassification	Reclassified
LIABILITIES AND NET EQUITY
CURRENT
Loans, financing and debentures (i)	11,330,847	(439,974)	10,890,873
RGR Returns (i)	—	439,974	439,974
	11,330,847	—	11,330,847

NON-CURRENT
Loans, financing and debentures (i)	49,449,443	(879,947)	48,569,496
RGR Returns (i)	—	879,947	879,947
	49,449,443	—	49,449,443

(i) The reclassified amounts are of a regulatory nature (RGR Returns) processes, distinct from debt instruments in their origin (See note 29).

NOTE 5 - ACCOUNTING ESTIMATES AND JUDGMENTS

In applying accounting practices, Eletrobras’ Management uses judgments and estimates related to the carrying amounts of revenues, expenses, assets and liabilities, as well as the disclosures in the explanatory notes.

The estimates and their assumptions are based on historical experience and other factors considered relevant, and are constantly reviewed. The effects of the reviews to accounting estimates are recognized in the year in which the estimates are revised.

Although these estimates and assumptions are permanently monitored and reviewed by the Company’s Management, the materialization of the book value of revenues, expenses, assets and liabilities is inherently uncertain, due to the use of judgment. As a consequence, the Company may suffer effects as a result of imprecision in these estimates and judgments that are substantial in future years, which may have a material adverse effect on its financial condition, on the result of its activities and/or its cash flows.

Below, we list the accounting estimates assessed as the most critical by the Management of Eletrobras and its subsidiaries, with their details within each explanatory note:

No.	Note	Significant estimates and judgments
09/10	Accounts receivable/ Financing and loans receivable	Expected Credit Loss Assessment
13	Deferred income tax and social contribution - assets	Realization of tax credits based on estimates of future taxable income
15	Transmission Contractual assets	Remuneration rate for concession contracts, price allocation to performance obligations and cash flow forecast
16.2/19/25	Losses on investments, recoverable value of long-term assets and onerous contracts	Present value of future cash flows, considering the discount rate determined by the Company
26	Employee benefits	Actuarial assumptions of post-employment benefit plans
27	Provisions for litigation and contingent liabilities	Estimates of losses in legal proceedings
37.3.4.1	Derivative financial instruments and hedged debts	Fair value of financial instruments

NOTE 6 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash assets, bank deposits and financial investments The balance of this line item, as recorded in the cash flow statement, can be reconciled to the corresponding balance sheet items, as demonstrated below:

	12/31/2024	12/31/2023
Cash and Banks	179,907	51,270
Financial Investments	26,392,615	12,995,101
	26,572,522	13,046,371

The financial investments consist of Bank Deposit Certificates (CDB) and fixed income funds, substantially remunerated by the CDI.

Accounting Policy

Cash comprises cash and available bank deposits.

Cash comprises cash in hand and available bank deposits. Cash equivalents comprise financial investments with maturity within 90 days from the date of acquisition, which are These are highly liquid, readily convertible into a known amount of cash and subject to an insignificant risk of change in value.

NOTE 7 – RESTRICTED CASH

	12/31/2024	12/31/2023
Current
Itaipu agreement	286,601	197,628
RGR resources	40,960	38,177
Guarantee account - compulsory loan	70,112	199,820
PROCEL	3,746	3,491
Commercialization - PROINFA	—	8,572
Loan and financing reserve - CHESF	31,968	—
Others	75,347	—
	508,734	447,688

Non-Current
Fundo de Energia do Sudeste e Centro-Oeste - FESC	1,430,650	1,245,994
Fundo de Energia do Nordeste - FEN	829,410	691,849
Loan and financing reserve - MESA	563,708	—
Loan and financing reserve - CGT Eletrosul	121,233	—
Loan and financing reserve - CHESF	95,722	—
Others	130,026	47,813
	3,170,749	1,985,656

	3,679,483	2,433,344

7.1Itaipu Agreement

In December 2020, a technical and financial cooperation agreement was signed between Furnas, incorporated by Eletrobras, and Itaipu Binacional, the objective of which is cooperation for the joint development of the project called “Revitalization of the Furnas HVDC system associated with the Itaipu HPP”, which consists of the modernization of equipment at the converter station in Foz do Iguaçu. The modernization of the transmission system associated with the Itaipu HPP is included in the ten-year energy expansion plan – PDE 2030, approved by MME normative ordinance no. 2, of February 25, 2021.

7.2Guarantee account – compulsory loan

Represent resources to be used for the payment of judicial agreements signed, related to the compulsory loan of energy.

7.3Fundo de Energia do Sudeste e Centro-Oeste – FESC

The Sector Fund, set up by MP no. 677/2015, converted into Law no. 13,182/2015, of November 3, 2015, with the objective of providing resources to supply electricity-intensive companies of the Midwest and of the Southeast of Brazil. FESC enabled Eletrobras to negotiate electrical power at competitive prices with the iron alloy, silica metallic and magnesium industries, with the expansion of investments in electrical power, especially Southeast and Midwest Regions. Eletrobras will use the resources of this fund for the acquisition / formation of these SPEs and its shareholding may be up to 49% of the equity of these companies.

7.4 Fundo de Energia do Nordeste – FEN

According to Law No. 13,182/2015, the sector fund is intended to provide resources for of electricity projects in the northeast region of Brazil. The resources are calculated by the difference between the price paid by large consumers and the cost of generating energy. The Company may participate with up to 49% of the equity of special purpose companies (SPE) that implement these projects.

7.5Loan and financing reserves

They refer to amounts stipulated in financing contracts intended to guarantee the right to receive installments due, in cases of default, until the end of the amortization of the contracts.

NOTE 8 – MARKETABLE SECURITIES

	12/31/2024	12/31/2023
Current
National Treasury National Treasury	3,206,725	2,979,760
Repurchase Agreements	5,411,209	2,798,670
National Treasury Note	253,671	70,861
Others	80,233	70,880
	8,951,838	5,920,171
Non-current
Beneficiary Parties	417,242	427,202
Others	16,099	5,522
	433,341	432,724

	9,385,179	6,352,895

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

Accounting Policy

Financial investments that are not characterized as cash and cash equivalents, see note 6, and beneficiary shares are recorded in securities and financial assets.

The Company measures its securities at fair value, accounting for the changes against profit or loss.

NOTE 9 – ACCOUNTS RECEIVABLE, NET

	12/31/2024				12/31/2023
		Overdue	Overdue
	Due	up to 90 days	90+ days	Total	Total
Current
Power Supply	2,745,961	326,058	1,574,723	4,646,742	4,143,112
Short Term Electric Power - CCEE	1,537,909	203,480	710,585	2,451,974	2,107,085
Use of the Electric Grid	452,619	322,598	2,509	777,726	582,586
Renegotiated Agreements	388,258	68,372	1,143,851	1,600,481	1,289,224
(-) ECL	(358,566)	(136,864)	(3,070,016)	(3,565,446)	(2,911,525)
	4,766,181	783,644	361,652	5,911,477	5,210,482
Non-current
Supply/Power Supply	—	—	280,138	280,138	280,138
Short Term Electric Power - CCEE	—	—	9,548	9,548	9,548
Use of the Electric Grid	—	—	4,348	4,348	4,348
Renegotiated Agreements	876,534	—	—	876,534	1,191,868
(-) ECL	(274,123)	—	(294,034)	(568,157)	(836,456)
	602,411	—	—	602,411	649,446

	5,368,592	783,644	361,652	6,513,888	5,859,928

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

9.3 Use of Power Grid

Credits receivable arising from the use of the transmission network by users connected to the network.

9.4 Estimated Credit Loss for Doubtful Accounts - ECL

The changes in the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
Opening balance as of January 1	3,747,981	3,296,863
(+) Constitution	545,830	648,170
(-) Reversal	(154,496)	(181,572)
(-) Write-off	(5,712)	(15,480)
Final balance on December 31	4,133,603	3,747,981

Of the total amount of ECL from customers provisioned on December 31, 2024, R$2,728,747 (R$2,644,303 on December 31, 2023) refers to receivables from Amazonas Energia, which continue to be fully provisioned.

The creation and reversal of the ECL were recorded and presented in the income statement as operating expenses, on a net basis (see note 34.1).

Accounting Policy

Accounts receivable from customers are initially accounted for at the transaction price and subsequently by contractual interest and monetary correction less amounts received and estimated credit loss - ECL.

Estimates and critical judgments

The Company measures expected credit losses for accounts receivable from customers, considering mainly the history of default and provisioning this percentage in invoices due.

For customers with renegotiated balances, the Company also considers other factors in the risk assessment, such as the financial situation and any restrictions or notes from credit protection entities.

NOTE 10 - LOANS, FINANCING AND DEBENTURES

	Average annual
	rates (%) in
	2024	12/31/2024	12/31/2023
Loans and Financing
Amazonas Energia S.A.	13.77	4,592,148	4,593,471
Boa Vista SA	5.89	158,287	154,276
Others	10.89	195,722	188,094
(-) ECL	—	(4,772,272)	(4,757,692)
		173,885	178,149

Debentures
Transnorte Energia	2.15	464,714	450,000
		464,714	450,000

Principal		460,718	286,411
Charges		14,741	81,330
Current		475,459	367,741

Non-current		163,140	260,409

		638,599	628,150

The financing and loans were granted by the Company and are substantially updated on the basis of the IGP-M and IPCA indices.

The profile of the financing and loans receivable are shown in note 38.

10.1 – Changes of loans receivable

	2024	2023
Opening balance as of January 1	628,150	1,021,645
Effect on cash flow:
Purchase Debentures	—	450,000
Receiving of principal	(12,675)	(982,425)
Interest received	(57,665)	(86,013)
Non-cash effect:
Recognition/derecognition of RGR	(14,566)	(21,618)
Loss from write-off of Itaipu receivables	(9,964)	—
Interest and charges incurred	—	13,710
Exchange rate changes	94,042	205,527
Monetary variations incurred	11,277	(1,428)
Effects of Deconsolidation - Eletronuclear	—	28,751
Final balance on December 31	638,599	628,150

10.2 – Estimated losses on doubtful accounts (ECL) of loans receivable

On 31 December 2024, the estimated loss expected recorded was R$4,772,272 (4,757,692 on 31 December 2023). Of this amount, R$4,592,148 refers to Amazonas Energia, (R$4,593,471 on December 31, 2023) whose credits were fully recorded on December 31, 2023. For the financial year ended December 31, 2024, the receivables from Amazonas Energia remained fully provisioned.

In parallel with the agreement with Âmbar Energia for the sale of thermoelectric assets, see note 40, the Company committed to assign the loan credits held against Amazonas Energia. In return, the Company agreed to receive an option to purchase shares representing the voting capital of Amazonas Energia, in the event of a subsequent transaction involving the transfer of control of Amazonas Energia to Âmbar.

The Company will await the closing of the transaction with Âmbar and, mainly, the evolution of the value of the purchase option, which may occur through the capture of the economic benefit resulting from the operational and financial recovery of Amazonas Energia, to reassess the recoverability of these credits.

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

NOTE 11 – DIVIDENDS AND INTEREST RECEIVABLE

The amounts refer to dividends and interest on own capital receivable, net of withholding income tax, when applicable, resulting from investments in associates maintained by the Company.

	12/31/2024	12/31/2023
Current
Associates
ISA Energia	287,671	441,138
Lajeado Energia	102,544	114,242
Belo Monte Transmissora de Energia S.A.	58,222	48,386
Goiás Transmissão SA	56,882	43,654
Interligação Eletrica do Madeira S.A.	49,696	42,718
Transenergia São Paulo S.A.	22,088	19,813
CEB Lajeado S.A.	14,824	17,605
Mata de Santa Genebra Transmissão S.A.	11,480	13,782
Paulista Lajeado Energia S.A.	16,361	5,626
Interligação Elétrica Garanhuns S.A.	13,845	12,525
Others	88,071	112,069
	721,683	871,558

Accounting Policy

Remuneration for equity related to the Company’s investments in the capital stock of its subsidiaries and associates, see note 16, is recognized in assets when these investees allocate dividends and equity interest to their shareholders.

NOTE 12 – TAXES AND CONTRIBUTIONS

	12/31/2024	12/31/2023	12/31/2024	12/31/2023

	Current assets		Current liabilities
IRPJ	1,194,549	2,158,272	26,475	21,278
CSLL	719,676	773,986	10,133	8,397
IRRF/CSRF	607,620	1,172,390	148,513	225,933
PIS/COFINS	68,572	20,033	707,786	583,967
INSS/FGTS	8,244	—	85,876	65,600
PAES/REFIS	—	—	69,492	36,586
ICMS	171,428	68,691	39,801	45,034
ISS	3,504	—	18,810	22,185
Others	57,821	13,855	39,283	13,582
	2,831,414	4,207,227	1,146,169	1,022,562

	Non-current asset		Non-current liability
PIS/COFINS	233,416	201,951	250,153	431,797
IRRF	2,351,320	822,196	32,766	—
ICMS	125,901	106,585	—	—
PAES/REFIS	—	—	89,569	142,984
Others	4,808	22,884	—	—
	2,715,445	1,153,616	372,488	574,781

12.1 Uncertainty over income tax treatments

●	Tax assessement - Calculation of IRPJ and CSLL (Eletrobras)

This is an annulment action brought by the incorporated company Furnas against the National Treasury, to discuss the collection resulting in a tax assessement issued due to alleged irregularities in the calculation of IRPJ and CSLL, in which the reversal of the actuarial liability of Fundação Real Grandeza - FRG was excluded from the Actual Profit Method. Since it is an actuarial surplus, the amount was excluded from the calculation basis and offered for taxation as it is realized. The Federal Government filed a Tax Enforcement to collect the debt, suspended until the Annulment Action becomes final and binding, which has a favorable Judgment on the merits handed down by the TRF - Federal Regional Courts of the 2nd Region, published on December 19, 2024. The total amount in dispute is R$2,060,752, on December 31, 2024 (R$1,976,858, on December 31, 2023). The Company assesses that it is more likely than not that the treatments adopted will be accepted in highest court level.

●	IRPJ and CSLL tax recovery suit – renewal of concessions (CGT Eletrosul)

This is a declaratory action to collect income tax and social contribution on compensation received due to the renewal of concessions, as per provisional measure 579/2012, converted into Law No. 12,783/2013, relating to the acquired company Eletrosul Centrais Elétricas S/A. As of December 31, 2024, the action has an unfavorable judgment on the merits handed down by the TRF of the 4th Region, pending judgment of Special Appeal. The total amount in dispute is R$836,218 (R$733,906, as of December 31, 2023). The Company assesses that it is more likely than not that the treatments adopted will be accepted in the judicial sphere.

12.2 Tax reform

In December 2023, the final text of the Proposed Amendment to the Constitution no. 45/19 was approved, that alters the form of taxation on goods and services (Tax Reform or Reform). Considering the lack of regulation of that first stage of the Reform, it is not yet possible to measure the definitive impacts of the new taxes set up on the Company. The principal discussions revolve around the gradual reduction of tax incentives, the adaptation to the new accessory obligations, the impacts on prices of power contracts (economic-financial equilibrium) and the questions relating to the tax burden during and after the transition period.

NOTE 13– INCOME TAX AND SOCIAL CONTRIBUTION

13.1 - Composition of deferred income tax and social contribution

	12/31/2024	12/31/2023
Tax differences through income
Tax credit without tax losses and negative basis	9,429,496	6,052,988
Provision for litigation²	3,835,152	2,157,555
Estimated loss in credits	782,071	1,313,871
Operational provisions	605,068	270,435
Impairment	178,506	1,180,814
Contractual asset²	(12,748,145)	(9,810,154)
Renegotiation of hydrological risk	(828,508)	(580,402)
Accelerated depreciation	(301,060)	(304,495)
Others	356,722	419,960
Tax differences through other comprehensive income
Tax credits without actuarial losses	468,678	743,519
Financial instruments at fair value	(391,990)	(440,834)
	1,385,990	1,003,257
Tax credits¹
Income tax	11,014,760	5,077,818
Social contribution	4,801,139	1,647,269
Tax debts
Income tax	(9,534,459)	(3,931,590)
Social contribution	(4,895,450)	(1,790,240)
	1,385,990	1,003,257

¹ Deferred Income Tax and Social Security Contribution Tax Assets and Liabilities are presented in the Balance Sheet offset by a taxable entity.

² Due to the merge of Furnas (see note 2.1).

The amounts recognized in the financial statements are the result of our best estimate of future taxable income, and the basis of the amount recorded is formed by the temporary differences, tax losses and negative social contribution bases of each entity, whose expected realization in a future fiscal year is:

2026	400,108
2027	530,429
2028	370,225
2029	441,814
2030	455,169
After 2030	(811,755)
1,385,990

13.2 - Reconciliation of income tax and social contribution expenses

	12/31/2024	12/31/2023	12/31/2022
Operating income before taxes	10,620,784	1,396,363	3,347,210

IRPJ and CSLL calculated at nominal rates	(3,611,067)	(474,763)	(1,138,051)

Effects of additions and deletions:
Equity equivalence	10,168	515,523	805,724
Revenue from Dividends/JCP	—	—	(314,694)
Tax losses offset	97,002	—	—
Tax incentives	402,828	290,574	152,059
Unrecognized/reversed deferred taxes	(623,082)	93,800	(2,885,746)
Deferral Tax*	656,515	(663,640)	2,436,383
Other permanent additions and deletions	203,890	893,556	625,364
Total (debit) / credit of IRPJ and CSLL of transactions	(2,863,746)	655,050	(318,961)

Effective tax rate (%) of transactions	26.96	—	9.53

Constitution/reversal of tax credits	2,623,716	2,343,448	(376,652)

Total (debit) / credit of IRPJ and CSLL	(240,030)	2,998,498	(695,613)

*The movement includes, substantially, the effect between income tax nominal rate and subsidiaries’ income tax rate.

After the merge of Furnas in June 2024, Eletrobras re-estimated its taxable profits, which allowed the recognition of R$3,208,795 this year. As it does not yet have a prospect of future taxable profit that allows the recognition of the full amount of deferred tax credits from tax losses and negative social contribution basis, the company holds R$2,473,909 not recorded in the financial statements on December 31, 2024 (R$4,531,938 on December 31, 2023).

13.3 - Deferred tax assets on unrecognized temporary differences

	12/31/2024	12/31/2023
Deferred tax assets
Provisions for litigation	4,161,912	6,817,900
Estimated credit losses	2,229,934	1,601,221
Impairment	557,545	—
Provisions for fair value derivatives	433,647	205,708
Actuarial provisions	343,807	244,336
Operational provisions	142,021	—
Passive exchange rate variations	67,044	127,256
Others	1,496,574	441,729
	9,432,484	9,438,150

Accounting Policy

Income tax and social contribution, calculated on adjusted profit for tax purposes, are recognized in the statement of income, divided into current and deferred, in the period in which the corresponding result (profit or loss) occurs. Income tax and social contribution, related to other comprehensive income, are recognized directly in net equity, without being transferred to the income statement for the year, and presented in the statement of comprehensive income.

●	Current IRPJ and CSLL

Current taxes are recorded as an expense in the income statement for the period in which taxable income is determined, applying the rates in force to the calculation base adjusted in accordance with the tax regime. Taxable income is the amount of income subject to taxation, calculated by adjusting accounting income to include or exclude certain items of income and expense that are treated differently for tax purposes.

Current income tax and social contribution are presented on a net basis, by contributing entity, when there is a legally enforceable right to offset the recognized amounts and the intention to settle on a net basis.

●	Deferred IRPJ and CSLL

The result with deferred income tax and social contribution represents the tax result originating from (i) revenues and expenses that, due to tax rules, cannot be considered in the calculation basis for the payment of income tax and social contribution in the calculation of the fiscal year, but which may be used in subsequent fiscal years (temporary differences), and (ii) any loss for the fiscal year.

Credits recognized in the result, related to deferred income tax and social contribution, originating from temporary differences or possible losses, are recognized in assets according to the projection of future taxable profit and the use of temporary differences.

Estimates and critical judgments

For the maintenance of the deferred tax credits resulting from accumulated tax losses, the Company projects its future cash flows considering the macroeconomic assumptions, the operational structure and its strategic planning.

Estimates and critical judgments

To maintain deferred tax assets resulting from accumulated tax losses and temporary differences, the Company projects its future results considering macroeconomic assumptions, the operational structure and its strategic planning.

NOTE 14 – REIMBURSEMENT RIGHTS AND OBLIGATIONS

	12/31/2024			12/31/2023			12/31/2024	12/31/2023

	AIC	CCC	Adjustment factor	AIC	CCC	Adjustment factor	Total
Right to compensation	356,173	2,269,962	79,613	505,992	2,786,468	389,438	2,705,748	3,681,898
Expected credit losses	—	(340,063)	—	—	(340,063)	—	(340,063)	(340,063)
Opening balance as of January 1	356,173	1,929,899	79,613	505,992	2,446,405	389,438	2,365,685	3,341,835
Effect on cash flow:
Amortization	(221,504)	(441,257)	(79,613)	(172,708)	(552,325)	(309,825)	(742,374)	(1,034,858)
Interest received	(46,017)	(65,701)	—	(40,550)	(64,717)	—	(111,718)	(105,267)
Non-cash effect:
Interest incurred	24,164	77,578	—	63,439	100,536	—	101,742	163,975
Final balance on December 31	112,816	1,500,519	—	356,173	1,929,899	79,613	1,613,335	2,365,685
Right to compensation	112,816	1,840,582	—	356,173	2,269,962	79,613	1,953,398	2,705,748
Expected credit losses	—	(340,063)	—	—	(340,063)	—	(340,063)	(340,063)

Current	62,738	830,516	—	248,438	652,155	79,613	893,254	980,206
Non-current	50,078	670,003	—	107,735	1,277,744	—	720,081	1,385,479

14.1Fuel Consumption Account – CCC

Credits that represent the right to reimbursement of the Fuel Consumption Account – CCC, related to the costs of generating electricity in isolated systems, including costs related to the contracting of energy and power associated with own generation to serve the public electricity service, the charges and taxes of the electric sector and, also, the investments made.

14.2Reimbursement of Fixed Assets in Progress - AIC

According to Decree 9,022/2017, Eletrobras is not a guarantor of the RGR taken by third parties. However, it is responsible for the contractual management of financing contracts with RGR resources signed until November 2016, which must be transferred to the RGR, within a period of up to five days, counting from the date of effective payment by the debtor agent.

Accounting Policy

The rights to reimbursement, CCC and AIC, were measured initially at fair value and subsequently are adjusted for interest, monetary variations and receivables. The Company maintains provision for expected losses – ECL the amounts related to CCC that have not been inspected and approved by the regulator – ANEEL.

NOTE 15 - CONTRACTUAL TRANSMISSION ASSETS

The Company registers the asset arising from the construction of the transmission projects, within the scope of the concession contracts, under the item Transmission Contractual Assets. The movement of these assets, in the years ended December 31, 2024 and 2023, is shown in the table below:

	2024	2023
Opening balance as of January 1	61,212,338	61,052,210
Merge	—	1,049,923
Construction revenue	4,161,735	2,960,792
Financial income	7,405,486	7,136,080
Regulatory remeasurements - Transmission	6,129,771	(12,144)
Transfers	1,154	(21,778)
Amortization	(11,522,828)	(10,952,745)
Final balance on December 31	67,387,656	61,212,338
Current	10,539,570	11,159,426
Non-current	56,848,086	50,052,912

The balance of the contractual asset represents the present value of the consideration to which the Company becomes entitled as it advances in the construction of the transmission assets. The discount rates applied at the beginning of each project are, on average, 6.55% per year for renewed contracts and 6.63% per year for tendered contracts.

Annual Allowable Revenue (RAP) received

RAP represents the consideration for the development of electricity transmission activities. In fiscal year 2024, the Company received R$19,248,186 from RAP, allocating R$11,522,828 to amortize the contractual asset and R$7,725,358 to O&M Revenue. In 2023, the amount received from RAP was R$18,287,910, with R$10,952,745 allocated to amortize the contractual asset and R$7,335,165 to O&M Revenue.

Periodic Tariff Review – RTP

In July 2024, ANEEL approved the periodic tariff review of the transmission concessions controlled by the Company. The annual permitted revenues (RAP) approved in the 2024/2025 cycle amounted to R$16,982,995, 3.92% lower than the previous cycle.

The values approved by ANEEL for active RAP, considering the RAP of the Basic Network of the Existing System (RBSE) and the RAP not related to the RBSE, for the 2024/2025 and 2023/2024 cycles were as follows:

Companies	2024/2025	2023/2024
Eletrobras	6,904,773	7,325,387
Chesf	5,208,677	5,301,210
Eletronorte	3,000,087	3,121,348
CGT Eletrosul	1,764,288	1,826,724
Triângulo Mineiro Transmissora S.A.	54,635	52,949
Vale do São Bartolomeu Transmissora de Energia S.A.	50,535	49,106
	16,982,995	17,676,724

In July 2024, ANEEL published homologation resolutions No. 3,344/2024 and No. 3,348/2024, the first of which resulted in a reduction of R$1,394,218 in the revised RAP, basically due to the depreciation of assets. However, there was an increase of R$352,018 in the incremental RAP, associated with the reinforcements and improvements assessed in the 2018 to 2023 cycle, mainly due to the beginning of the receipt of the RAP related to investments in small-scale improvements. The second defined the annual adjustment of the RAP for the 2024/2025 Cycle in the amount of R$348,471, resulting in an overall reduction of R$693,729.

However, despite the reduction in RAP, the Company remeasured the RBSE RAP flow, based on parameters below, considered in RTP:

●	New RAP flow term for updating the regulatory depreciation quota with receivables associated with asset remuneration projected until 2032;
●	Changes of the asset base;
●	Revaluation of assets due to average regulatory depreciation;
●	Update by the new replacement value - VNR of the base to be remunerated; and
●	Consideration of the projected flow of non-depreciable receivables until the end of the concession.

The RTP resulted in an impact of R$6,129,771 in fiscal year 2024, reflected in the Company’s contractual assets, under the Regulatory Remeasurements – Transmission item. The main component of this amount refers to the RBSE asset base, which, in isolation, represents R$5,930,762.

Of the total balance of the transmission contractual asset of R$67,387,656, R$32,870,307 corresponds to the right to consideration originated by the RBSE’s non-depreciated infrastructure, when the concessions were renewed in 2012, under Law No. 12,783/2013.

Accounting Policy

With the electricity transmission concession contracts, the concessionaire company has the contractual obligation (performance obligations) to build, operate and maintain (O&M) the infrastructure.

Transmission companies are remunerated based on the permitted annual revenue (RAP) and the residual values corresponding to the non-depreciated balance of transmission projects at the end of the concession, if permitted.

IFRS 15– Revenue from contracts with customers establishes that the entity’s rights to consideration arising from performance obligations already completed, but whose receipt depends on the fulfillment of other contractual obligations, must be recognized as contractual assets.

In the transmission activity, the effective right to receive the RAP begins as soon as the project starts operating. Therefore, the rights generated as the entity carries out the construction of the transmission project are recognized as contractual assets in the balance sheet. The contractual asset is formed by the construction revenues and the financial update of the contractual asset balance. When fulfilling the performance obligation related to the construction of the project, Eletrobras recognizes the construction revenue according to the progress of the work, recording it as a contra-entry to the contractual asset.

As the cash inflows relating to the construction activity occurs in a period distant from the fulfillment of the performance obligation, the balance of the contract asset is financially adjusted, with this update being recorded as financial income in the period (net operating revenue).

The remuneration rate of each concession contract represents the index that balances the projected financial flow, formed by the projected construction and O&M costs, the construction and operation and maintenance margins, the projected RAP flows and the projected residual value, if applicable. The financial update rate should not be modified throughout the concession contract. In addition to the update by implicit interest, the contract asset is updated monthly by monetary update (IPCA or IGPM), based on the RAP adjustments. The financial updates of the contract asset are recorded against net operating revenue.

The contractual asset is realized by receiving the portion of the RAP that amortizes the contractual asset and by receiving the residual value, when applicable. As the obligations to operate and maintain the transmission infrastructure are satisfied, the Company recognizes the right to the amounts corresponding to the portions of the RAP related to the operation and maintenance of the projects. The recording is made in the item accounts receivable from customers against the revenue from operation and maintenance - O&M. This revenue is not transferred to the balance of the transmission contractual asset, since the right to receive the RAP, originated by the execution of the operation and maintenance activity, does not depend on the fulfillment of other obligations.

Approval of RAP

In the second half of each year, ANEEL approves the RAPs for the new cycle. Based on the approved values, the Company updates the future flow of RAP receipts related to the construction of the transmission project. If the present value of the future flow of RAP receipts related to the construction and the residual value, if applicable, considering the update rate determined for the concession, is not equal to the balance of the contractual asset, the difference is recorded in construction revenue against the contractual asset.

ANEEL – RTP periodic tariff review

The RAPs of concession contracts are reviewed every five years, in ANEEL’s periodic tariff review process (RTP), which mainly analyzes the structure of investments made and the capital remuneration rate, normally resulting in changes in the values of future RAPs. After the publication of the RTP results by ANEEL, the Company remeasures the flow of future receivables related to the construction of the transmission project, and, therefore, the balance of the contractual asset is adjusted to consider the new flow of receivables. The difference between the balance of the contractual asset before the RTP and the balance of the contractual asset after the RTP is recorded in the income statement for the period, under the heading regulatory remeasurements - transmission contracts.

Estimates and critical judgments

For the purposes of accounting recognition of the contractual asset, at the beginning of the concession, the RAP is separated into two parts:

●	RAP amortization of contractual assets: is formed by the projected construction cost, construction margin, which together represents construction revenue, plus the financial update of the contractual asset, which represents financial revenue; and
●	RAP O&M: Projected O&M cost plus O&M margin (O&M revenue).

The profit margins considered in the calculation of transmission revenues are formed by the remuneration desired by the Company in each project, increased by the risk of delays in the works, in the case of construction revenue, and by the risk of regulatory penalties due to the unavailability of electricity transmission lines, in the case of O&M Revenue.

Due to discrepancies between the projections and the execution of the factors involved in calculating revenues and costs, the perceived margins naturally differ from those initially projected.

NOTE 16 - INVESTMENTS

16.1 Changes in investments

								(Constitutions)
			Capital		Other	Dividends and		Reversals
			reduction/increase	Transfer Held	Comprehensive	Interest on	Equity	of estimated
Equity interests and other investments	Shares %	2023	and others	for Sale	Results	Equity	equivalence	losses	2024
Jointly Subsidiaries companies
Norte Energia S.A. - NESA	49.98	5,292,261	—	—	—	—	(835,909)	329,890	4,786,242
Jirau Energia S.A.	40.00	3,581,236	—	—	—	—	87,473	—	3,668,709
Belo Monte Transmissora de Energia SA - BMTE	49.00	2,151,544	—	—	—	(107,223)	291,891	—	2,336,212
Interligação Elétrica do Madeira S.A. - IE Madeira	49.00	1,961,829	—	—	—	(49,696)	234,265	—	2,146,398
Mata de Santa Genebra Transmissão S.A.²	49.90	733,745	—	(692,276)	—	(89,807)	48,338	—	—
Companhia Energética Sinop S.A. - SINOP	49.00	639,077	—	—	—	(5,915)	24,934	(40,723)	617,373
Empresa de Energia São Manoel S.A.	33.33	579,508	—	—	—	—	687	(81,829)	498,366
Interligação Elétrica Garanhuns SA - IE Garanhuns	49.00	543,270	—	—	—	(47,444)	65,475	—	561,301
Transnorte Energia SA¹	50.38	230,070	—	—	—	—	148,309	—	378,379
Sistema de Transmissão Nordeste S.A. - STN	49.00	264,072	—	—	—	(37,416)	56,465	—	283,121
Paranaíba Transmissora de Energia S.A.	24.50	249,010	—	—	—	(8,301)	27,915	—	268,624
Enerpeixe S.A.	40.00	263,636	—	—	—	—	(9,555)	—	254,081
Chapecoense Geração S.A.	40.00	215,378	—	—	—	(140,813)	194,137	—	268,702
MGE Transmissão S.A.	49.00	203,715	—	—	—	(15,383)	23,480	—	211,812
Goiás Transmissão S.A.	49.00	191,575	—	—	—	(24,498)	14,892	—	181,969
Rouar S.A.	50.00	123,443	—	—	36,139	(11,598)	6,302	—	154,286
Vamcruz I Participações S.A	49.00	131,599	—	—	—	(486)	3,704	—	134,817
Transenergia Renovável S.A.	49.00	101,563	—	—	—	(1,681)	7,298	—	107,180
Lago Azul Transmissão S.A.[4]	49.90	24,978	—	(25,645)	—	(37)	704	—	—
Serra do Facão Energia[6]	54.01	—	(54,013)	—	—	—	54,013	—	—
Tijoá Participações e Investimentos S.A.	49.90	29,903	—	—	—	(33,709)	42,691	—	38,885
Others	49.00 a 51.00	123,106	8,369	—	—	(7,052)	11,116	—	135,539
		17,634,518	(45,644)	(717,921)	36,139	(581,059)	498,625	207,338	17,031,996
Associates
Eletronuclear[5]	67.95	7,213,354	—	—	133,068	—	562,181	—	7,908,603
ISA Energia[3]	21.63	5,368,079	(1,511)	(2,279,664)	87,874	(325,103)	874,509	—	3,724,184
Others	33.41 a 40.44	1,884,351	5,030	—	3,650	(315,515)	485,106	—	2,062,622
		14,465,784	3,519	(2,279,664)	224,592	(640,618)	1,921,796	—	13,695,409

		32,100,302	(42,125)	(2,997,585)	260,731	(1,221,677)	2,420,421	207,338	30,727,405

1 In December 2024, Eletrobras reclassified its entire stake in Mata de Santa Genebra Transmissão SA as held for sale (see note 40);

2 In June 2024, 14.11% of the equity interest in ISA Energia was reclassified to Asset Held for Sale. The completion of the secondary distribution public offering occurred in July 2024;

3 In September 2024, Eletrobras reclassified its entire stake in Lago Azul Transmissão SA as held for sale (see note 40);

4 The 67.95% shareholding in Eletronuclear is composed of 35.90% ON and 99.99% PN, which is classified as an affiliate; and

5 The 54.01% shareholding refers to Serra do Facão Energia S.A., which is composed of 43.03% ON and 100.00% PN, and is classified as a jointly controlled company.

						Dividends		(Constitutions)
				Acquisition of	Other	and		Reversals of
			Capital	control of invested	Comprehensive	Interest on	Equity	estimated
Equity interests and other investments	Shares %	2022	increase	company	Results	Equity	equivalence	losses	2023
Jointly Subsidiaries companies
Norte Energia S.A. - NESA	49.98	6,060,822	—	—	—	—	(431,409)	(337,152)	5,292,261
Energia Sustentável do Brasil S.A. - ESBR	40.00	3,563,552	—	—	—	—	17,684	—	3,581,236
Belo Monte Transmissora de Energia SA - BMTE	49.00	2,005,808	550	—	—	(63,089)	208,823	—	2,152,092
Interligação Elétrica do Madeira S.A. - IE Madeira	49.00	1,735,667	—	—	—	(67,845)	201,815	92,192	1,961,829
Mata de Santa Genebra Transmissão SA	49.90	548,104	—	—	—	(13,782)	58,030	141,393	733,745
Empresa de Energia São Manoel S.A.	33.33	588,913	—	—	—	—	(9,405)	—	579,508
Interligação Elétrica Garanhuns S.A. - IE Garanhuns	49.00	502,090	—	—	—	(16,433)	57,613	—	543,270
Companhia Energética Sinop S.A. - SINOP	49.00	526,442	—	—	—	—	(27,042)	139,677	639,077
Chapecoense Geração S.A.	49.00	253,633	—	—	—	(221,467)	183,212	—	215,378
Sistema de Transmissão Nordeste S.A. - STN	40.00	269,217	—	—	—	(52,145)	47,000	—	264,072
Enerpeixe S.A.	40.00	261,789	—	—	—	(1,848)	3,695	—	263,636
Paranaíba Transmissora de Energia S.A.	49.00	222,169	—	—	—	(8,360)	35,201	—	249,010
MGE Transmissão S.A.	49.00	196,954	—	—	—	(13,941)	20,702	—	203,715
Goiás Transmissão S.A.	24.50	206,773	—	—	—	(29,751)	14,553	—	191,575
Vamcruz I Participações S.A.	24.50	130,332	—	—	—	(394)	1,661	—	131,599
Rouar S.A.	50.00	133,828	—	—	(10,031)	(12,560)	12,206	—	123,443
Transenergia Renovável S.A.	49.00	96,112	—	—	—	(13,117)	18,568	—	101,563
Transnorte Energia Energia S.A.¹	50.38	39,627	28,826	—	—	—	38,830	122,787	230,070
Tijoa Participações e Investimentos	49.90	28,527	—	—	—	(41,813)	43,189	—	29,903
Teles Pires Participações S.A. - TPP	100.00	315,385	26,696	(589,111)	—	—	(38,234)	285,264	—
Triangulo Mineiro Transmissora de Energia S.A.	100.00	199,746	—	(217,489)	—	(4,410)	22,153	—	—
Retiro Baixo Energética S.A.	100.00	155,470	—	(168,566)	—	—	13,096	—	—
Vale do São Bartolomeu Transmissora de Energia S.A.	90.00	89,860	—	(103,945)	—	(3,120)	17,205	—	—
Lago Azul Transmissão S.A.	49.90	71,987	—	(59,451)	—	(5,109)	(7,427)	—	—
Others [2]	30.61 a 54.01	158,714	—	—	—	(147,086)	119,256	16,652	176,362
		18,361,521	56,072	(1,138,562)	(10,031)	(716,270)	620,975	460,813	17,634,518
Associates
Eletronuclear ³	67.95	7,188,028	—	—	(1,204)	—	26,530	—	7,213,354
ISA Energia	35.74	5,007,916	—	—	(68,008)	(519,299)	947,470	—	5,368,079
Others	33.41 a 40.44	1,666,799	—	—	51,802	(316,805)	482,555	—	1,884,351
		13,862,743	—	—	(17,410)	(836,104)	1,456,555	—	14,465,784

		32,224,264	56,072	(1,138,562)	(27,441)	(1,552,374)	2,077,530	460,813	32,100,302

1 The Company holds a 50.38% shareholding in Transnorte Energia SA, however control is shared with Alupar due to the shareholders’ agreement signed in March 2023;

2 The 54.01% shareholding refers to Serra do Facão Energia S.A., which is composed of 43.03% ON and 100.00% PN, and is classified as a jointly controlled company; and

3 The 67.95% shareholding in Eletronuclear is composed of 35.90% ON and 99.99% PN, which is classified as an affiliate.

16.2 Estimated losses on investments

When objective evidence of losses in investments in affiliates and jointly held subsidiaries is identified, the Company assesses the recoverable value of these investments based on the discounted cash flow (value in use) or their fair value net of selling expenses, using the higher of the two.

The assumptions used consider the best estimate of Eletrobras Management on future trends in the electricity sector and are based on both external sources of information and historical data from the SPEs. The main assumptions are described below:

●	Growth compatible with historical data and growth prospects of the Brazilian economy;
●	Annual discount rate (after taxes*) specific to each SPE, respecting the capital structure and cost of debt of each one, using the WACC, using the same parameters, except for the capital structure and cost of debt, used to calculate the discount rates of corporate assets. For further information, see note 19;
●	Projected revenues in accordance with contracts, with no provision for extending the concession/authorization; and
●	Expenses considering the Business Plan of each investment and the historical values achieved.

*	The use of post-tax discount rates in determining values in use would not result in materially different recoverable amounts than if pre-tax rates were used.

	12/31/2024	12/31/2023
Empresa de Energia São Manoel	81,829	—
Norte Energia S.A.	7,262	337,152
Companhia Energética Sinop S.A. - SINOP	40,723	—
	129,814	337,152

16.3 Measured at fair value

	Shares %	12/31/2024	12/31/2023
Centrais Elétricas de Santa Catarina S.A - CELESC	10.75	333,818	270,991
Energisa Holding	1.03	171,873	248,904
Equatorial Energia Pará	0.99	125,704	169,356
Companhia Energética do Ceará - COELCE	7.10	120,320	193,330
Cia Estadual de Distribuição de Energia Elétrica - CEEE	4.62	44,661	68,575
Companhia Energética de Brasília - CEB	2.10	24,350	25,039
Rio Paranapanema Energia	0.47	13,136	11,524
Auren Energia S.A.	0.05	4,605	6,978
AES Tietê Energia S.A	—	—	38,990
Others	Between 0.03 to 0.13	22,767	38,406
		861,234	1,072,093

16.4 Summary of information on the main jointly controlled undertakings and affiliates

	12/31/2024
		Current	Non-Current	Total	Current	Non-Current		Total	Net Operating	Profit/(Net
	Participation %	assets	Assets	assets	Liabilities	Liabilities	Net worth	liabilities	Revenue	Loss)
Jointly Subsidiaries companies
Norte Energia S.A. - NESA	49.98	2,322,930	40,441,466	42,764,396	2,539,955	30,637,340	9,587,101	42,764,396	6,249,120	(1,675,978)
Jirau Energia S.A.	40.00	1,890,657	17,564,198	19,454,855	1,141,624	9,141,462	9,171,769	19,454,855	3,582,148	218,681
Belo Monte Transmissora - BMTE	49.00	1,278,940	8,374,140	9,653,080	660,683	4,224,616	4,767,781	9,653,080	1,159,427	500,304
Interligação Elétrica do Madeira S.A. - IE Madeira	49.00	1,228,448	6,352,671	7,581,119	760,573	2,440,143	4,380,403	7,581,119	747,614	478,090
Associates
ISA Energia	21.63	6,942,987	35,058,267	42,001,254	3,058,587	19,228,086	19,714,581	42,001,254	6,417,562	3,498,416
Eletronuclear	67.95	3,817,658	20,768,853	24,586,511	3,008,197	9,939,459	11,638,855	24,586,511	4,230,830	544,787

	12/31/2023
		Current	Non-Current	Total	Current	Non-Current		Total	Net Operating	Profit/(Net
	Participation %	assets	Assets	assets	Liabilities	Liabilities	Net worth	liabilities	Revenue	Loss)
Jointly Subsidiaries companies
Norte Energia S.A. - NESA	49.98	1,773,469	41,373,463	43,146,932	2,354,484	29,534,358	11,258,090	43,146,932	5,764,413	(850,814)
Jirau Energia S.A.	40.00	1,450,472	18,666,697	20,117,169	1,136,429	10,027,652	8,953,088	20,117,169	3,378,906	44,213
Belo Monte Transmissora - BMTE	49.00	1,231,090	7,944,087	9,175,177	613,330	4,170,939	4,390,908	9,175,177	1,039,054	415,782
Interligação Elétrica do Madeira S.A. - IE Madeira	49.00	1,022,813	6,293,140	7,315,953	578,744	2,733,476	4,003,733	7,315,953	712,294	411,868
Associates	—	—	—	—	—	—	—	—	—	—
ISA Energia	35.74	5,012,971	29,806,577	34,819,548	2,305,315	15,134,093	17,380,140	34,819,548	5,133,704	2,841,117
Eletronuclear	67.95	3,179,932	19,937,388	23,117,320	2,612,091	9,889,551	10,615,678	23,117,320	3,931,707	318,199

16.5 Market value of affiliates listed on the stock exchange

Corporate participations	% shareholding of capital stock
	ON	PN	Total	12/31/2024	12/31/2023
ISA Energia	9.73	29.28	21.63	3,577,796	6,465,873
Equatorial Maranhão Distribuidora de Energia S.A.	33.34	37.29	33.41	1,270,047	1,605,618
Empresa Metropolitana de Águas e Energia S.A. - EMAE	—	64.82	40.44	627,521	881,518

16.6 Shares in guarantee

	12/31/2024			12/31/2023
Participations	Value of	Percentage of	Investment	Investment
corporate	Investment	blocking	blocked	blocked
ISA Energia	3,584,465	28.55	1,023,239	1,953,354
Centrais Elétricas de Santa Catarina S.A - CELESC	333,818	13.76	45,931	39,511
Energisa Holding	171,873	85.57	147,073	247,497
Companhia Energética do Ceará - COELCE	120,320	6.06	7,297	10,555
Auren Energia S.A.	4,605	20.80	958	6,978
AES Brasil Energia S.A.	—	—	—	37,425
Others	1,417,395	22.14 to 60.41	327,507	662,963
	5,632,476		1,552,005	2,958,283

Given that the Company is involved in several lawsuits in the Judiciary, in which it appears as a defendant, equity interests are offered as collateral in the appeals to these lawsuits, as follows:

Accounting Policy

The Company accounts for its investments in subsidiaries, jointly controlled and affiliated companies using the equity method, see note 4.5, and other investments in equity interests at fair value. The fair value considered for these shares corresponds to the current price of the shares traded on the Stock Exchange.

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

The company treats transactions with non-controlling interests as transactions with owners of the company’s assets. For purchases of non-controlling interests, the difference between any consideration paid and the acquired portion of the carrying amount of the subsidiary’s net assets is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded directly in equity.

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

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment items refer substantially to the infrastructure for generating electricity and corporate assets.

The following shows the movement of property, plant, and equipment:

		Buildings,
	Dams,	civil works	Machines
	reservoirs and	and	and			Right of
	water mains	improvements	equipment	Impairment	In progress	Use	Others	Total
Average depreciation rate per year (%)	1.72	1.69	2.75	—	—	3.84	1.10	—
Costs	25,243,381	11,940,669	37,765,942	—	4,432,927	1,350,009	1,323,410	82,056,338
Accumulated Depreciation and Impairment	(11,880,149)	(5,814,104)	(25,383,948)	(1,702,404)	—	(1,191,038)	(279,273)	(46,250,916)
Balance on December 31, 2023	13,363,232	6,126,565	12,381,994	(1,702,404)	4,432,927	158,971	1,044,137	35,805,421
Addition	22,208	2,695	47,956	(116,508)	2,845,292	5,667	84,870	2,892,180
Write-offs	(12,775)	295	(22,400)	650,278	(16,048)	—	(12,315)	587,035
Depreciation	(914,695)	(355,849)	(544,344)	—	—	(45,331)	(47,014)	(1,907,233)
Transfers assets held for sale	(267,316)	(68,366)	(135,482)	—	(4,690)	—	(43,807)	(519,661)
Transfers	354,524	66,972	1,470,547	(7,078)	(2,115,630)	31,218	195,760	(3,687)
Balance on December 31, 2024	12,545,178	5,772,312	13,198,271	(1,175,712)	5,141,851	150,525	1,221,631	36,854,056
Costs	25,158,794	11,892,050	38,860,152	—	5,141,851	1,386,894	1,506,625	83,946,366
Accumulated Depreciation and Impairment	(12,613,616)	(6,119,738)	(25,661,881)	(1,175,712)	—	(1,236,369)	(284,994)	(47,092,310)

		Buildings,
	Dams,	civil works	Machines
	reservoirs and	and	and			Right of
	water mains	improvements	equipment	Impairment	In progress	Use	Others	Total
Average depreciation rate per year (%)	2.00	2.50	3.30	—	—	3.50	5.80	—
Costs	22,752,509	10,977,908	43,366,208	—	2,716,242	2,052,882	499,472	82,365,221
Accumulated Depreciation and Impairment	(11,286,217)	(5,620,539)	(26,900,142)	(2,536,835)	—	(1,097,733)	(184,050)	(47,625,516)
Balance on December 31, 2022	11,466,292	5,357,369	16,466,066	(2,536,835)	2,716,242	955,149	315,422	34,739,705
Acquisition of control invested	2,973,633	1,127,662	203,498	—	13,028	378	255,049	4,573,248
Addition	532	11,764	216,012	(1,073,345)	3,847,094	12,075	(217,628)	2,796,504
Write-offs	(19,443)	(155)	(53,134)	73,635	(28,670)	(5,371)	(18,278)	(51,416)
Depreciation	(602,937)	(290,467)	(952,293)	—	—	(92,403)	(37,300)	(1,975,400)
Transfers of assets held for sale	(167,687)	(140,959)	(3,929,766)	1,829,696	(462,734)	(710,857)	(3,740)	(3,586,047)
Transfers	(287,158)	61,351	431,611	4,445	(1,652,033)	—	750,612	(691,173)
Balance on December 31, 2023	13,363,232	6,126,565	12,381,994	(1,702,404)	4,432,927	158,971	1,044,137	35,805,421
Costs	25,243,381	11,940,669	37,765,942	—	4,432,927	1,350,009	1,323,410	82,056,338
Accumulated Depreciation and Impairment	(11,880,149)	(5,814,104)	(25,383,948)	(1,702,404)	—	(1,191,038)	(279,273)	(46,250,916)

Accounting Policy

Fixed assets are initially measured at their cost. Cost includes expenses directly attributed to the acquisition, construction of the assets and expenses for putting the asset into operation. Subsequently, fixed assets are deducted by depreciation and impairment loss, if verified, see note 19. Property, plant and equipment items refer substantially to the electricity generation infrastructure of the Company’s concessions. Depreciation of these assets begins when they are ready to operate, being recognized linearly based on the estimated useful life of each asset and the residual value of these assets at the end of the concessions. The Company considers that the useful life estimated by ANEEL for fixed assets items adequately expresses the useful life of the assets, so it adopts the depreciation rates determined by ANEEL. The Company’s electricity transmission infrastructure is not classified in Fixed Assets, due to the contractual characteristics of the concessions. The rights to consideration originating from the construction of transmission projects are recorded in the item Contractual Transmission Asset, see note 15. Right of Use assets are also depreciated linearly, by the contractual terms of leases.

NOTE 18 - INTANGIBLE ASSETS

			Use of the	Intangible
	Concession		public	assets in
	Rights	Software	property	progress	Impairment	Others	Total
Average depreciation rate per year (%)	2.42	6.54	2.36	—	—	1.03	—
Costs	81,960,541	633,504	314,044	562,560	—	396,819	83,867,468
Accumulated Amortization and Impairment	(3,268,833)	(363,511)	(98,695)	—	(43,654)	(226,534)	(4,001,227)
Balance on December 31, 2023	78,691,708	269,993	215,349	562,560	(43,654)	170,285	79,866,241
Additions	—	3,601	208	391,046	—	54,205	449,060
Write-offs/Reversals	(17,358)	(52,073)	—	(1,232)	—	(799)	(71,462)
Amortizations	(1,934,243)	(49,655)	(7,938)	—	—	(35,514)	(2,027,350)
Transfers for Assets Held for Sale[2]	(35,533)	—	(10,770)	—	—	(5,501)	(51,804)
Transfers	14,273	348,144	415	(342,468)	7,078	(18,854)	8,588
Balance on December 31, 2024	76,718,847	520,010	197,264	609,906	(36,576)	163,822	78,173,273
Costs	81,916,771	929,008	298,841	609,906	—	425,870	84,180,396
Accumulated Amortization and Impairment	(5,197,924)	(408,998)	(101,577)	—	(36,576)	(262,048)	(6,007,123)

			Use of the	Intangible
	Concession		public	assets in
	Rights	Software	property	progress	Impairment	Others	Total
Average depreciation rate per year (%)	3.30	20.00	3.30	—	—	3.40	—
Costs	80,725,923	473,331	306,888	505,533	—	322,737	82,334,412
Accumulated Amortization and Impairment	(1,610,450)	(360,798)	(89,084)	—	(119,133)	(174,366)	(2,353,831)
Balance on December 31, 2022	79,115,473	112,533	217,804	505,533	(119,133)	148,371	79,980,581
Acquisition of Control Invested	1,188,150	231	4,635	867	—	72,767	1,266,650
Additions	938	1,225	995	233,689	—	52,029	288,876
Casualties	(59,325)	(618)	—	(179)	76,378	(74,010)	(57,754)
Amortizations	(1,584,994)	(17,733)	(8,085)	—	—	(27,995)	(1,638,807)
Transfers to Assets Held for Sale	—	(295)	—	(2,173)	460	333	(1,675)
Transfers	31,466	174,650	—	(175,177)	(1,359)	(1,210)	28,370
Balance on December 31, 2023	78,691,708	269,993	215,349	562,560	(43,654)	170,285	79,866,241
Costs	81,960,541	633,504	314,044	562,560	—	396,819	83,867,468
Accumulated Amortization and Impairment	(3,268,833)	(363,511)	(98,695)	—	(43,654)	(226,534)	(4,001,227)

The balance of the exploration right is composed mainly of amounts arising from new contracts entered into by hydroelectric plants covered by Law No. 14,182/2021, in the Eletrobras capitalization process.

Accounting Policy

Intangible assets are initially measured at cost, which includes all expenses directly attributable to preparing the asset for its intended use, or at the fair value of intangible assets acquired in a business combination. After initial recognition, the company must keep the asset recognized at cost less accumulated amortization and impairment losses, if any. The Company adopts the amortization rates determined by ANEEL, considering that the useful life estimated by the agency is adequate for its assets, using the annual amortization rates for assets linked to the electricity sector established in the Electricity Sector Asset Control Manual (MCPSE). Assets linked to concessions that do not provide for compensation at the end of the contractual term are amortized over the period of the concession or authorization.

NOTE 19 – RECOVERABLE AMOUNT OF LONG - TERM ASSETS

The Company estimates the recoverable amount of its fixed and intangible assets based on value in use, which is measured based on the present value of the estimated future cash flow. The assumptions used consider the Company’s Management’s best estimate of future trends in the electricity sector and are based on both external sources of information and on historical data from the cash-generating units.

Below are the impairment positions in the financial year ended December 31, 2024:

The movement of impairment in the UGC is shown below:

		Constitutions
Cash Generating Units	12/31/2023	(Reversions)	12/31/2024
Hydroelectrict power units - CGT Eletrosul	105,915	(105,915)	—
Hydroelectrict power units - Chesf	22,763	(22,763)	—
Hydroelectrict power units - Eletrobras	75,344	(75,344)	—
Hydroelectrict power units - Eletronorte	261,886	(261,886)	—
Casa Nova	87,217	140,908	228,125
Casa Nova B a G	179,038	—	179,038
Coxilha Negra	591,926	(116,087)	475,839
Entorno 2	55,687	(55,687)	—
Ibirapuitã	67,674	(36,680)	30,994
Others	262,037	(320)	261,717
	1,709,487	(533,774)	1,175,713

The constitution and reversals substantially reflect the Company’s current business model, the long-term price curve, the progression of investments and entry into commercial operations.

		Constitutions
Cash Generating Units	12/31/2022	(Reversions)	Write-offs	Transfers	12/31/2023
Hydroelectrict power units - CGT Eletrosul	—	105,915	—	—	105,915
Hydroelectrict power units - Chesf	12,445	10,318	—	—	22,763
Hydroelectrict power units - Eletrobras	78,651	(3,307)	—	—	75,344
Hydroelectrict power units - Eletronorte	—	261,886	—	—	261,886
Casa Nova	55,695	31,522	—	—	87,217
Casa Nova B a G	179,038	—	—	—	179,038
Coxilha Negra	—	591,926	—	—	591,926
Entorno 2	—	55,687	—	—	55,687
Ibirapuitã	—	11,123	—	56,551	67,674
UTE Candiota	1,319,385	(396)	—	(1,318,989)	—
UTE Santa Cruz	567,253	—	—	(567,253)	—
Others	471,006	(175,352)	(33,157)	(460)	262,037
	2,683,473	889,322	(33,157)	(1,830,151)	1,709,487

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

Estimates and critical judgements

Until fiscal year 2023, the Company treated each of its power generation plants as a CGU for impairment testing purposes. With the advancement of the Company’s of electricity commercialization process, consolidated in 2024, made possible by the renewal of concessions and the consequent de-quotation of hydroelectric plants, there was a gradual increase in the volume of de-contracted energy. Thus, the sale of energy began to be considered in blocks, generating cash inflows without individual identification of the hydroelectric generation plants.

The Company began to consider, as of 2024, as a CGU the set of hydroelectric generation assets per subsidiary, as it represents the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows of other assets or other groups of assets. For wind assets, the Company considers each park as a CGU, mainly due to the operational sharing of assets in wind farms.

The recoverable amount of each CGU is the greater of its value in use and its fair value. In summary, the value in use is the present value of future cash flows arising from the operation of the asset and the fair value is the price that would be received for the sale of the asset in an unforced transaction.

Since there is no active market for trading its CGUs and because it believes that calculating fair value based on market assumptions would approximate the value in use, which corresponds to the present value of estimated future cash flows, the Company adopts the value in use as the recoverable value of its CGUs.

The main assumptions defined below were considered:

●	Growth compatible with historical data and growth prospects for the Brazilian economy;
●	Discount rate per year for the year ended December 31, 2024, after taxes, specific to the tested CGUs: 5.75% (real profit), 6.50% (SUDAM/SUDENE tax benefit) and 7.11% (presumed profit) for generation CGUs with and without the SUDAM/SUDENE tax benefit, respectively (on December 31, 2023, 5.81% (real profit), 6.53% (SUDAM/SUDENE tax benefit) and 7.12% (presumed profit), taking into account the weighted average cost of capital;
●	The annual discount rate, before taxes, for the tested corporate ventures varies between 7.36% and 11.09%;;
●	Projected revenues in accordance with contracts, with no provision for extending the concession/authorization; and
●	Expenses segregated by cash-generating unit, projected based on the Strategic Planning for 5 years and consistent with the plan for the remaining years, until the end of the concessions and without considering future renewals/extensions.

NOTE 20 – SUPPLIERS

	12/31/2024	12/31/2023
Current
Goods, Materials and Services	1,878,391	1,852,263
Energy Purchased for Resale	771,509	1,088,948
CCEE - Short Term Energy	106,429	22,656
	2,756,329	2,963,867
Non-current
Goods, Materials and Services	7,697	—
Others	262	—
	7,959	—
	2,764,288	2,963,867

Accounting Policy

Obligations with the Company’s suppliers are recognized by the amounts of the transactions and settled by payments. There is no interest embedded in these obligations.

NOTE 21 — REGULATORY FEES

	12/31/2024	12/31/2023
Current
Research and Development - R&D and Energy Efficiency - EE	455,880	461,631
RGR Quota	127,734	80,057
Compensation for the Use of Water Resources	125,103	47,293
CDE Quota	45,441	120,274
PROINFA Quota	43,643	37,786
Electricity Service Inspection Fee	22,266	18,578
	820,067	765,619
Non-current
Research and Development - R&D and Energy Efficiency - EE	942,348	432,322
RGR Quota	—	19
	942,348	432,341
	1,762,415	1,197,960

21.1 – Research and Development – R&D and Energy Efficiency – EE

Law No. 9,991/2000 establishes that companies holding concessions to operate of electricity services are required to invest in research and development (R&D), aiming at the technological improvement of the activity, in an amount equivalent to 1% of the ROL, being: (i) 0.40% in R&D; (ii) 0.40% for the National Fund for Scientific and Technological Development (FNDCT); and (iii) 0.20% allocated to the Energy Research Company (EPE).

In turn, ANEEL, based on Law No. 14,120/2021 and through dispatch No. 904/2021 and normative resolution No. 929/2021, determined the collection to the CDE of the amounts referring to the balances not committed to the liabilities of the R&D programs on the base date of August 31, 2020, as well as established the collection to the CDE of a fixed percentage of 30% of the monthly obligation to apply the respective programs, that is, a monthly collection of 0.12% for the CDE, leaving the percentage of 0.28% for R&D projects.

21.2 - Global Reversal Reserve (RGR)

The Global Reversion Reserve (RGR) is a charge for the electricity sector created in 1957 that aims to finance projects to improve and expand the energy sector. The contribution to the formation of the RGR is the responsibility of the companies that provide public of electricity service, through a quota called reversion and expropriation of electricity services, of up to 2.5% of the value of the investments of the concessionaires and licensees, limited to 3% of the annual revenue. The value of the quota is computed as a component of the cost of the service of the concessionaires. Transmission companies that entered into public tenders after September 12, 2012 and transmission and generation companies that had their concessions extended under Law No. 12,783/2013 are exempt from paying this charge.

21.3 - Financial Compensation for the Use of Water Resources (CFURH)

Financial compensation for the use of water resources for the purpose of generating of electricity was established by the Federal Constitution of 1988 and is a percentage of 7% on the amount of electricity of hydraulic origin produced, measured in megawatt-hours, multiplied by the TAR - updated reference tariff, set by ANEEL.

21.4 - Energy Development Account (CDE)

Eletrobras also manages the Federal Fund called the energy development account – CDE, which aims at the energy development of the States from alternative sources in the areas served by the interconnected system, as well as financing the universalization of the public of electricity service.

21.5 - Incentive Program for Alternative Energy Sources (PROINFA)

Federal Government program for the development of projects to diversify the Brazilian energy matrix and encourage alternative sources of electricity, established by Law No. 10,438, of April 2002, which seeks regional solutions for the use of renewable energy sources.

Accounting Policy

The Company recognizes as obligations to collect sectoral charges calculated based on gross revenue for the financial period, in accordance with the percentages established by the laws. In the income statement, sector charges are presented in net revenue as reductions in gross revenue.

NOTE 22 - LOANS, FINANCING AND DEBENTURES

The breakdown of loans, financing and debentures owed by Eletrobras, and its subsidiaries are given below:

	Average
	annual rates in
	2024 (%)	12/31/2024	12/31/2023
National Currency
Capital markets[1]	12.47	39,904,209	27,074,612
Development banks[2]	11.18	14,308,971	16,735,742
Banking market[3]	13.18	3,529,199	5,103,955
Other Institutions[5]	10.39	1,118,862	3,646,220
		58,861,241	52,560,529
Foreign currency
Capital market[1]	13.86	11,971,847	6,246,018
Investment banks[2]	7.58	436,292	419,170
Banking market[3]	13.20	4,351,194	234,652
		16,759,333	6,899,840

		75,620,574	59,460,369

Financial Charges		1,100,380	1,640,901
Principal		11,709,492	9,249,972
Current		12,809,872	10,890,873

Non-current		62,810,702	48,569,496

		75,620,574	59,460,369

1The balance refers to the bonuses, debentures and commercial paper;

2The balance refers to the operations with BASA FNO, BNDES, BNB and FINEP;

3The balance refers to loans and financing with financial institutions;

Loans, financing and debentures have their long-term maturities scheduled as follows:

	2026	2027	2028	2029	after 2029	Total
Payment flow	7,212,134	7,012,196	6,045,088	6,715,367	35,825,917	62,810,702

Below we detail the composition of the capital market and its maturities:

		12/31/2024		12/31/2023
	Maturity	Current	Non-Current	Current	Non-Current
Bonds
Eletrobras	02/04/2025	3,095,646	—	—	2,441,151
Eletrobras	02/04/2030	248,409	4,415,847	—	3,804,867
Eletrobras	01/11/2035	249,206	3,962,739	—	—
		3,593,261	8,378,586	—	6,246,018
Commercial Notes
Eletrobras	08/23/2025	520,428	—	20,544	499,262
Eletrobras¹	08/23/2026	21,379	498,118	21,677	498,770
Eletrobras¹	08/23/2027	377,797	665,745	43,701	996,989
Eletrobras¹	08/23/2027	21,768	497,639	21,992	498,524
Eletrobras¹	08/23/2028	42,662	990,422	44,205	996,753
		984,034	2,651,924	152,119	3,490,298
Debêntures
Eletrobras	04/25/2024	—	—	2,233,550	—
Eletrobras¹	11/15/2024	—	—	152,396	—
Eletrobras	04/15/2026	31,785	1,200,000	33,306	1,200,000
Eletrobras	04/25/2026	14,572	1,000,000	15,497	1,000,000
Eletrobras	09/15/2028	107,834	2,965,193	82,304	2,853,424
Eletrobras	04/15/2029	48,659	1,982,737	—	—
Eletrobras	05/15/2029	5,546	951,227	5,468	906,463
Eletrobras¹	11/15/2029	4,162	1,062,361	2,373	1,000,832
Eletrobras	04/15/2031	18,458	1,856,017	17,250	1,768,675
Eletrobras	04/15/2031	25,279	1,016,742	—	—
Eletrobras	09/15/2031	76,849	4,087,442	56,898	3,999,963
Eletrobras	09/15/2034	97,423	1,426,282	—	—
Madeira Energia S.A	04/15/2024	—	—	291,964	—
Madeira Energia S.A	06/28/2038	1,091,601	4,438,108	358,300	5,153,018
CHESF	01/15/2029	25,459	98,775	23,406	115,247
CHESF	04/15/2029	23,592	997,109	—	—
CHESF	06/15/2031	299,048	4,357,062	—	—
CHESF	09/15/2031	36,271	1,336,250	—	—
CHESF	09/15/2034	15,640	566,250	—	—
CGTEletrosul	09/16/2024	—	—	223,192	—
CGTEletrosul	08/31/2028	10,177	248,932	10,991	248,531
CGTEletrosul	09/15/2028	14,095	95,585	11,999	102,624
CGTEletrosul	11/15/2028	628	384,651	605	364,368
CGTEletrosul	09/15/2029	3,166	244,117	5,801	227,231
CGTEletrosul	04/15/2031	4,594	503,820	—	—
Eletronorte	06/28/2028	55,765	138,888	—	194,444
Eletronorte	06/28/2028	101,359	232,334	—	333,333
Eletronorte	04/15/2031	9,631	1,008,502	—	—
Eletronorte	09/15/2031	35,527	1,332,652	—	—
Eletronorte	09/15/2034	15,402	564,693	—	—
Eletronorte	05/30/2032	—	—	55,641	383,101
		2,172,522	34,095,729	3,580,941	19,851,254

		6,749,817	45,126,239	3,733,060	29,587,570

22.1 Changes of loans, financing and debentures

The changes shown below includes the years ended December 31, 2024 and 2023:

	12/31/2024	12/31/2023
Opening balance as of January 1	59,460,369	58,071,102
Effect on cash flow:
Funding	29,965,839	11,821,053
Interest Paid	(6,411,738)	(5,433,471)
Principal Amortization	(16,009,832)	(13,455,384)
Non-cash effect:
Merge of subsidiary	—	2,753,190
Interest and charges incurred	5,651,860	5,622,235
Monetary variations incurred	501,819	250,298
Exchange rate variations incurred	113,072	(124,412)
Fair value adjustment	2,434,141	(44,242)
Transfer to held for sale	(84,956)	—
Final balance on December 31	75,620,574	59,460,369

During the 2024 fiscal year, the Company concluded the issuance of credit transactions, as demonstrated below:

	Eletrobras	Eletrobras	Eletrobras	Eletrobras	Eletrobras
Operation	Bonds	Debentures	Debentures	Commercial Notes	Debentures
Series	—	1st series	2nd series	Unique	Unique
Type	—	Not encouraged	Not encouraged
Rate (% p.a.)	122.59 CDI	DI + 0.85	DI + 1.00	DI + 0.75	6.87
Amount (R$)	4,219,050	1,988,895	1,019,900	2,000,000	1,600,000
Maturity	1/11/2035	4/15/2029	4/15/2031	6/15/2026	9/15/2034

	Chesf	Chesf	Chesf	Chesf	Eletronorte
Operation	Debentures	Debentures	Debentures	Debentures	Debentures
Series	Unique	Unique	1st series	2nd series	Unique
Type	Not encouraged	Not encouraged			Encouraged
Rate (% p.a.)	DI + 0.85	DI + 0.31	DI + 0.85	DI + 1.05	IPCA + 6.34
Amount (R$)	1,000,000	4,900,000	1,336,250	566,250	1,000,000
Maturity	4/15/2029	6/15/2031	9/15/2031	9/15/2034	4/15/2031

	Eletronorte	Eletronorte	CGT Eletrosul
Operation	Debentures	Debentures	Debentures
Series	2nd series	1st series	Unique
Type			Encouraged
Rate (% p.a.)	DI + 1.05	DI + 0.85	IPCA + 6.34
Amount (R$)	566,250	1,336,250	500,000
Maturity	9/15/2034	9/15/2031	4/15/2031

In January 2024, the Company raised, through its subsidiary CGT Eletrosul, funds in the amount of R$493,000 (US$100,000 thousand) through a loan governed by Law 4,131/62, from Banco Citibank. Concurrently with the fundraising, a swap transaction was entered into with the purpose of mitigating the associated exchange rate risk. The funds obtained are intended to replenish working capital with amortization in a single installment, scheduled at the end of the contract, in January 2025.

In June 2024, the Company raised financial resources abroad from Citibank N.A., having received the total amount of R$4,000,000, for a term of 2 years. The debt was settled in September and October 2024 in the amount of R$4,244,822.

In December 2024, the subsidiary CGT Eletrosul raised funds in the amount of R$1,000,000 (US$83,521 thousand and €78,930 thousand) through a loan governed by Law 4,131/62, from Banco Citibank and Itaú. Concurrently with the raising, a swap transaction was entered into with the same financial institutions, with the purpose of mitigating the associated exchange rate risk.

In December 2024, the Company raised, through a financing contracting instrument guaranteed by the Italian export credit agency - Servizi Assicurativi Del Commercio Estero SPA (SACE), the amount of R$ 2,384,383 (US$ 400,000 thousand) for a total term of 10 years, with a 3-year grace period and 7 years of amortization.

22.2 Guarantees

The Company participates, as intervening guarantor, in several ventures of its controlled and non-controlled investees. The total exposure in guarantees is composed of the sum of the commitments assumed for affiliates and jointly controlled ventures in the amount of R$25,453,409, on December 31, 2024, presented in the table below:

UNCONTROLLED COMPANIES
		Guaranteed
		Outstanding	Warranty
Guarantor	Enterprise/Project	Balance in 2024	Expiration
Eletrobras	UHE Belo Monte - Norte Energia	13,705,150	2042
Eletrobras	Angra III	3,214,289	2036
Eletrobras	UHE Jirau	2,967,800	2034
Eletrobras	Angra III	2,826,476	2038
Eletrobras	UHE Jirau	828,232	2035
Eletrobras	UHE Sinop	548,222	2038
Eletrobras	Transnorte Energia	404,620	2041
Eletrobras	Transnorte Energia	362,679	2026
Eletrobras	Transnorte Energia	232,598	2026
Eletrobras	Amazonas Energia	137,477	2026
Eletronorte	UHE Sinop	74,238	2032
Chesf	UHE Sinop	74,238	2032
Eletrobras	Angra I	75,740	2027
Eletrobras	Caldas Novas Transmissão	1,650	2028
Guarantees for non-controlled companies		25,453,409

The guarantees provided to the controlled investees are presented in a segregated manner as their balances are already recorded in financing and loans payable.

On December 31, 2024, the guaranteed amount for the subsidiaries of R$24,441,964 is presented in the table below:

		Guaranteed
		Outstanding	Warranty
Guarantor	Enterprise/Project	Balance in 2024	Expiration
Eletrobras	UHE Santo Antônio	5,530,369	2038
Eletrobras	Issuance of Debentures - Chesf	4,896,860	2031
Eletrobras	Issuance of Debentures - Chesf	1,954,411	2034
Eletrobras	Issuance of Debentures - Eletronorte	1,954,411	2034
Eletrobras	Teles Pires Participações	1,487,392	2036
Eletrobras	Issuance of Debentures - Chesf	1,020,701	2029
Eletrobras	Issuance of Debentures - Eletronorte	1,042,876	2031
Eletrobras	Working Capital Structure 4 - Eletronorte	722,178	2028
Eletrobras	Working Capital Structure 5 - Eletronorte	583,964	2028
Eletrobras	Cash Reinforcement - CGT Eletrosul	520,660	2025
Eletrobras	Cash Reinforcement - CGT Eletrosul	503,440	2025
Eletrobras	Cash Reinforcement - CGT Eletrosul	501,169	2025
Eletrobras	Issuance of Debentures - CGT Eletrosul	521,184	2031
Eletrobras	Belo Monte Transmissora de Energia	262,477	2029
Eletrobras	UHE Santo Antônio	381,321	2030
Eletrobras	Issuance of Debentures - Settlement of BNDES Contracts - Eletronorte	333,693	2028
Eletrobras	Issuance of Debentures - CGT Eletrosul	260,577	2028
Eletrobras	Issuance of Debentures - CGT Eletrosul	228,262	2025
Eletrobras	Complexo Eólico Livramento - Entorno II	214,614	2028
Eletrobras	Various - AmGT	194,654	2028
Eletrobras	Working Capital Structure 3 - Eletronorte	123,221	2028
Eletrobras	Corporate Projects Chesf	135,719	2029
Eletrobras	Linha Verde Transmissora	121,066	2033
Eletrobras	Eólicas Casa Nova II e III	114,317	2031
Eletrobras	Transmissora Sul Brasileira de Energia	109,681	2028
Eletrobras	Corporate Projects of Transmission - Chesf	102,273	2031
Eletrobras	Corporate Projects of Transmission - Chesf	200,555	2034
Eletrobras	UHE Mauá	84,956	2028
Chesf	Transmissora Delmiro Gouveia	85,236	2032
Eletrobras	UHE São Domingos	60,806	2028
Chesf	Transmissora Delmiro Gouveia	40,429	2031
Eletrobras	Corporate Projects of Transmission - Chesf	79,302	2036
Eletrobras	UHE Passo de São João	26,919	2026
Eletrobras	Projetos Corporativos Chesf	29,698	2029
Eletrobras	RS Energia	8,031	2027
Eletrobras	RS Energia	4,542	2027
Guarantees of controlled companies		24,441,964

In the year ended December 31, 2024, the Company held the amount of R$143,925 (R$ 153,945, on December 31, 2023) recorded in its non-current liabilities related to provisions for guarantees.

22.3 Obligations assumed - Covenants

The Company has restrictive clauses (covenants) in some of its loan, financing and debenture agreements. The main covenants relate to:

I.net debt to EBITDA;

II.debt service coverage ratio (DSCR);

III.corporate guarantees;

IV.requirements for changing corporate control and

V.limitation on significant asset sales.

It should be noted that there was no breach of covenants in the years ended December 31, 2024 and 2023.

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

NOTE 23 — COMPULSORY LOAN

23.1Compulsory loan unpaid

The Compulsory Loan on the consumption of electricity was created by Law No. 4,156 / 1962, for the purpose of expanding and improving the Brazilian electricity sector, has been collected only since 1964. With the advent of Decree-Law No. 1,512 / 1976, the incidence of the compulsory loan, during the period from 1977 to 1993, was only imposed on the large industrial consumers of electric energy, classified as industrial companies with monthly consumption in excess of 2,000 Kw/h. In this phase, the Compulsory Loan was represented by book-entry credits, and no longer by obligations.

The collection took place in the period from 1977 to 1993 and the return of the credits was made through the delivery of the Company’s preferred shares, with four meetings for converting collected credits into shares. However, certain taxpayers questioned the constitutionality of the Compulsory Loan and deposited the tax amounts in court.

Eletrobras assumes the obligation to return the principal amount, recorded in current liabilities, remunerated at the rate of 6% per year until the date of its conversion into shares, plus monetary adjustment based on the variation of the Special Broad Consumer Price Index (IPCA-E) since the judicial deposit was made.

23.2 – Payment through shares

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

	12/31/2024	12/31/2023
Opening balance as of January 1	1,257,291	1,289,602
Effect on cash flow:
Interest payment	(2,240)	(4,222)
Non-cash effect:
Provision	70,207	(38,987)
Debt charges	18,550	—
Inflation adjustment	23,547	25,558
Write-offs	(40,430)	(14,660)
Final balance on December 31	1,326,925	1,257,291

Accounting Policy

The balance maintained with compulsory loans represents the projection of probable disbursements estimated by the management and by the internal and external legal advisers. The amounts are recorded based on the estimates of the costs of the outcomes of legal proceedings.

NOTE 24 – DIVIDENDS PAYABLE

	12/31/2024	12/31/2023
Dividends for the fiscal year 2024	2,464,804	—
Dividends for the fiscal year 2023	—	1,121,391
Dividends from previous years	25,864	33,445
	2,490,668	1,154,836

Accounting Policy

The Company has a Dividend Distribution Policy which, in line with the By laws, ensures its shareholders the right, in each year, to dividends and / or interest on equity not less than 25% of the adjusted net income, pursuant to the Brazilian Corporate Law, subsequent amendments do not authorize the capital reserve to be used to pay dividends.

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

NOTE 25 – ONEROUS CONTRACTS

	Balance in		Balance in
	2023	Net reversals	2024
Generation
Jirau Energia	938,635	(311,574)	627,061
Omega	58,548	(11,700)	46,848
BTG	20,284	(20,284)	—
Companhia Energética Sinop	18,732	(8,205)	10,527
Enerpeixe	16,453	(16,453)	—
CPFL Energia	6,571	(6,571)	—
Empresa de Energia São Manoel	5,223	(5,223)	—
Alpek	2,546	(2,546)	—
Pedra	4,136	(4,136)	—
	1,071,128	(386,692)	684,436

Current Liabilities	120,660		62,711
Non-Current Liabilities	950,468		621,725
	1,071,128		684,436

The fiscal year’s reversal is primarily driven by the improved future energy price curve and the inclusion of estimated equity gains from cross-equity in 2024. These gains stem from profits generated by energy contracts between the Company and the Special Purpose Entities (SPEs). This strategic move aims to offset the onerous balance of these contracts.

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

NOTE 26 – POST-EMPLOYMENT BENEFIT

26.1 - Post-employment benefit

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

Currently, all the defined, variable contribution and defined contribution benefit plans are closed for adherence of new participants. At the end of 2024, the Company approved the maintenance of a single multi-sponsored CD plan, that does not meet the requirements of IAS 19 – Benefit to employees, as there is no actuarial risk.

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

Post-employment benefit obligations - amounts recognized in the balance sheet:

	12/31/2024	12/31/2023
Social security plans benefits	3,531,505	5,424,163
Health plans and life insurance	174,716	162,635
Total post-employment benefit obligations	3,706,221	5,586,798

Current	289,840	292,990
Non-current	3,416,381	5,293,808
Total	3,706,221	5,586,798

26.1.1 - Social security plans

Amounts recognized in the balance sheet and income statement for the year:

Asset Balance - Social Security Plans

	12/31/2024	12/31/2023
Present value of partially or fully covered actuarial obligations (a)	24,356,024	29,632,116
Asset ceiling (a)	1,766,372	1,782,006
Debt contract (b)	687,956	—
(-) Fair value of plan assets (b)	(23,278,847)	(25,989,959)
Immediate Available Values	1,337	3,801
Realizable assets	546,132	520,777
Fixed Income Investments	27,835,826	30,720,143
Variable Income Investments	2,268,799	3,110,626
Real Estate Investments	493,307	650,284
Structured Investments	1,281,812	855,390
Loans and Financing	396,303	505,226
Investments Abroad	—	—
Pension fund - Reserve allocation	103,483	92,504
Others	815	227,507
(-) Defined contribution plan assets	(8,422,867)	(9,443,800)
(-) Operational liabilities	(139,415)	(176,996)
(-) Contingent Liabilities	(205,646)	(228,196)
(-) Investment Funds	(204,902)	(222,948)
(-) Administrative Funds	(546,132)	(520,777)
(-) Pension Funds	(130,005)	(103,582)
Net liabilities (a) + (b)	3,531,505	5,424,163

Income Statement - Social Security Plans

	12/31/2024	12/31/2023	12/31/2022
Current service cost	40,101	39,001	42,245
Net interest costs	2,559,602	2,703,475	2,622,700
Actuarial expense / (revenue) recognized in the year	2,599,703	2,742,476	2,664,945

(a)Present value of actuarial obligations partially or fully covered

The changes in the years ended December 31, 2024 and 2023, referring to social security plans are as follows:

	12/31/2024	12/31/2023
Opening balance as of January 1	29,632,116	27,357,876
Current service cost	40,101	39,001
Interest on actuarial obligation	2,559,602	2,703,475
Benefits paid during the fiscal year	(2,910,322)	(2,635,428)
Normal Participant Contributions	9,592	11,952
Gain/Loss on actuarial obligations arising from remeasurement	(4,975,066)	2,155,240
Actuarial gains/losses arising from changes in financial assumptions	(3,577,033)	1,996,962
Actuarial gains/losses arising from experience adjustments	(313,175)	158,278
Actuarial Gains/Losses – Risk Sharing (PED)	(1,084,858)	—
Final balance on December 31	24,356,023	29,632,116

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

The changes in the years ended December 31, 2024 and 2023, referring to social security plans are as follows:

	12/31/2024	12/31/2023
Opening balance as of January 1	25,989,959	23,780,227
Benefits paid during the fiscal year	(2,910,322)	(2,635,428)
Participant contributions made during the financial year	9,592	—
Employer contributions paid during the fiscal year	441,038	476,899
Gain/Loss on plan assets (excluding interest income)	666,993	2,012,962
Expected return on assets in the year	(918,413)	2,355,299
Final balance on December 31	23,278,847	25,989,959

26.1.2 - Actuarial and Economic Hypotheses

The actuarial assumptions presented below were used to determine the defined benefit obligation and the expense for the year.

Economic Hypotheses
	12/31/2024	12/31/2023
Actual annual actuarial discount interest rate	5.49 to 8.10	5.22 to 6.62
Projection of average wage increase	0.00 to 0.98	1.00 to 2.01
Average annual inflation rate	3.50%	4.00%
Expected return on plan assets (a)	3.50%	4.00%

(a) represents the maximum and minimum rates of return on plan assets.

Demographic Assumptions
	12/31/2024	12/31/2023
Table of active and inactive mortality	AT-2000 (segregated by gender), smoothed between 10% and 25% and BR-EMSsb-v. 2015 M&F	AT-2000 (segregated by gender), smoothed between 10% and 25% and BR-EMSsb-v.2015 M&F
Table of mortality of disabled persons	RP-2000 (female); PUB 2010 MI gender -segregated; RRB-1983, gender-segregated; AT-49 Male; MI-2006 (Segregated); RP-2000 (Segregated); MI-85, gender -segregated; AT-83 IAM M.

RP-2000 (female), RP-2000 Disabled (gender segregated), RRB-1983, gender segregated, AT-49 MaleRRB-1983, gender segregatedWinklevoss, 20% reducedMI-85, gender segregated, and AT-83 IAM MMI-85, gender segregated.

Table of disability	Álvaro Vindas, softened by 50%; Light Weak; Grupo Americana; TASA 1927, aggravated by 20%; Light Medium.	Álvaro Vindas, Álvaro Vindas, softened by 50%, Light Weak, Grupo Americana and TASA 1927, aggravated by 20%.

The definition of the global rate of return of the assets plan considered the market practice of Federal Government bonds, in accordance with the criteria recommended by the national and international standards, for periods similar to the flows of obligations of the benefits program, under Duration.

The projected overall rate of return is the weighted average of the expected returns for the different asset classes of the plans. Management’s assessment of the expected return is based on historical return trends and market analysts’ forecasts for the assets during the life of the respective obligation. The current return on pension plan assets as of December 31, 2024 was R$251,420, negative (R$4,368,261, positive in 2023).

26.1.3 - Health plans and life insurance

Amounts recognized in the balance sheet and income statement for the year:

Balance Sheet	12/31/2024	12/31/2023
The Actuarial Present Value obligations	174,716	162,635
Net liability / (asset)	174,716	162,635

Income Statement
	12/31/2024	12/31/2023	12/31/2022
Net Current service cost	9,702	9,652	757
Net interest costs	14,544	16,404	20,741
Actuarial expense / (revenue) recognized in the year	24,246	26,056	21,498

(a)	The Actuarial Present Value obligations

The changes in the years ended December 31, 2024 and 2023, referring to health plans and life insurance, are as follows:

	12/31/2024	12/31/2023
Opening balance as of January 1	162,635	255,181
Current service cost	9,702	9,652
Interest on actuarial obligation	14,544	16,404
Benefits paid in the year	(9,183)	(6,966)
Past service cost	(21,433)	—
Gain/Loss on actuarial obligations arising from remeasurement	18,451	(111,636)
Actuarial losses arising from changes in demographic assumptions	(10,201)	(10,920)
Actuarial gains/losses arising from changes in financial assumptions	(52,333)	28,221
Actuarial gains/losses resulting from adjustments based on experience	80,985	(128,937)
Final balance on December 31	174,716	162,635

26.1.4 - Consolidated actuarial results

Consolidated results of defined social security benefits, health plans and life insurance recognized in Other Comprehensive Income (OCI) for the year:

	12/31/2024	12/31/2023
Actuarial gains/losses recognized in OCI in the financial year - Social security benefit plans, health plans and life insurance	2,082,849	2,064,281

26.1.5 - Employer contributions

On December 31, 2024, the contributions made to establish the mathematical provisions for benefits of the CD Plan reached R$67,476 (R$62,479 in 2023).

On December 31, 2024, the contributions made to establish the mathematical provisions for benefits of the BD Plan reached R$373,562 (R$414,421 in 2023).

The company expects to contribute R$91,921 to the defined benefit plan during the next fiscal year.

The weighted average duration of the company’s defined benefit obligation is 8.19 years.

Analysis of expected maturities of undiscounted benefits from post-employment defined benefit plans for the next 10 years:

					2029
	2025	2026	2027	2028	onwards	Total
Social Security Program	2,573,649	2,343,853	2,134,283	1,939,440	15,364,798	24,356,023

The significant actuarial assumptions for determining the obligation of defined benefit plans are: discount rate, expected salary increase and mortality. The sensitivity analysis below was determined based on reasonably possible changes in the respective assumptions that occurred at the end of the reporting period, keeping all other assumptions constant.

	Scenario I (+1%)	Scenario II (-1%)
Defined benefit obligation	(25,899)	29,522
Expectation of wage growth	429	—

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

26.1.6 – Assessment of Risk Sharing

In the plans called BD Eletrobras, CD Eletrobras, BD Eletrosul, BD CGTEE, BD Chesf and CD Furnas, the extraordinary contributions to address insufficient equity coverage in the reserves that support the benefits are the responsibility of the Company and the participants and beneficiaries of the benefit plans, observing the parity in contributions, in accordance with the provisions contained in the respective regulations of the benefit plans.

In the plans called BD Chesf and BS Chesf, the subsidiary Chesf is responsible for the full cost of extraordinary contributions to cover asset insufficiencies, as provided for in the regulations of these benefit plans.

The amounts of extraordinary contributions are the subject of specific debt agreements signed between Chesf and Fachesf, in accordance with the rules specified in CNPC Resolution No. 30 of 2018, CNPC Resolution No. 42 of 2021 and Previc Resolution No. 23 of 2023. Issues related to the extraordinary funding of these plans are being studied by Eletrobras. According to the legislation governing private pension plans in Brazil, extraordinary contributions to settle asset insufficiencies found in benefit plans must be the subject of a specific debt agreement, in which the payment conditions and the contribution proportion to be observed between the sponsor and participants and beneficiaries are established, in accordance with the settlement proposal approved by the governance bodies of the private pension entity, always respecting the rules established in the plan regulations.

In court decisions involving benefit plans or administrative management plans, when financial responsibility is attributed to the sponsor, the contribution ratio established in the plan regulations is respected, except in cases where the contribution ratio itself is eventually questioned. Thus, even in the case of court decisions, the contribution ratio between sponsors and participants and beneficiaries is respected, despite there being a history of participant default resulting from lawsuits questioning extraordinary contributions.

The Company, based on the premises highlighted above, is conducting studies to adopt risk sharing in its obligations related to private pension plans, and this study will include legal and actuarial security to recognize the distribution of obligations for the cost of actuarial liabilities in each of the benefit plans it sponsors, as well as the analysis of extraordinary contributions that have been subject to default by a portion of the participants.

The Company expects to have the conclusions and the resolution plan in 2024.

26.2 – Payroll

	12/31/2024	12/31/2023
Current
Vacation allowance	282,101	221,194
PDV - Voluntary Dismissal Program	—	280,246
Payroll	259,754	223,348
Vacation Charges	80,393	118,124
Provision end-of-year bonus	7,408	5,189
Profit or income sharing	230,500	679,933
Charges on end-of-year bonus	—	15,981
Social security contribution	48,052	17,313
Others	50,572	73,605
	958,780	1,634,933

26.3 - Benefits in the long term – Share Based Remuneration

The Company has a Share Purchase Options Based Remuneration Plan (Share Options Purchase Plan) and Restricted Shares Based Remuneration Plan (Restricted Shares Plan).

26.3.1 - Share Purchase Options Based Remuneration Plan

The Share Purchase Options Based Remuneration Plan aims to enable the merge of long-term incentives, associated with the fulfillment of targets, aligning the interests between the Company, its shareholders and the Beneficiaries, to the extent that the potential gains and performance risks of the Company will be shared, that will contribute, especially, to the development of a professional culture of high performance and to making decisions that encourage long-term results, achieving of targets and creation of value and the sustainable growth of the Company.

26.3.2 - Restricted Shares Based Remuneration Plan

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

NOTE 27 – PROVISIONS FOR LITIGATION AND CONTINGENT LIABILITIES

The Company is a party involved in several ongoing lawsuits in the judicial system, mainly in the civil and labor spheres, which are at various stages of judgment. The main lawsuits refer to:

●	Civil lawsuits – The following highlighted claims discuss: (i) Principal amount and correction of remuneration and default interest on the Compulsory Loan, (ii) proceedings arising from payments, fines and charges for alleged delays and defaults, and (iii) civil claims linked to the relationship with consumers, related to indemnities for ml and material damages arising mainly from irregularities in the measurement of consumption and undue collections;
●	Labor lawsuits – The following are highlighted: (i) lawsuits filed by employees of service providers’ own staff, (ii) lawsuits linked to issues related to labor and employment relationships;
●	Tax lawsuits – The following highlighted claims discuss: (i) non-approved PIS and COFINS offsets, (ii) collection of undue social security contribution, (iii) assessments by the untimely bookkeeping of ICMS credits, ICMS credit reversal requirements on energy losses, use of ICMS credit due to CCC subsidies, in addition to various tax collection proceedings and proceedings in which consumers seek reimbursement for street lighting fees paid, and (iv) calculation and compensation of tax losses related to IRPJ and CSLL;
●	Regulatory lawsuits – information has been provided highlighting the claims in which issues related to the termination of concession contracts are discussed; and
●	Environmental lawsuits – information has been provided highlighting the claims that discuss issues related to the Company’s operations and projects’ licensing and environmental damages.

27.1 Provisions for litigation

The Company and its subsidiaries set up provisions in an amount sufficient to cover losses considered probable and for which a reliable estimate can be made in the following amounts:

	12/31/2024	12/31/2023
Current
Civil	70,751	296,185
Civil - compulsory loan	1,712,961	1,986,394
Labor	7,376	8,294
	1,791,088	2,290,873
Non-current
Civil	5,983,900	5,273,637
Civil - compulsory loan	11,959,368	15,277,173
Labor	2,324,942	2,283,424
Tax	803,961	784,408
Regulatory	351,067	526,628
Environmental	160,157	105,549
	21,583,395	24,250,819

	23,374,483	26,541,692

These provisions had the following changes in the year ended December 31, 2024:

Opening balance as of January 01, 2024	26,541,692
Reversal of provisions	(829,132)
Monetary correction	1,368,299
Transfer for judicial settlement	(2,244,226)
Payments	(1,462,150)
Final balance on December 31,2024	23,374,483

The claims, plus interest and monetary restatement, with probable loss are presented below:

27.2 Civil

As of December 31, 2024, the Company have civil lawsuits with a probable estimated loss of R$19,726,980 (R$22,833,389 as of December 31, 2023).

●	Compulsory Loan

There is significant judicial litigation involving the Company, in which the largest number of lawsuits seek to challenge the criteria for monetary restatement of the compulsory loan book-entry credits on the consumption of electricity determined by the legislation governing the compulsory loan and applied by the Company, and the application of inflationary adjustments resulting from economic plans implemented in Brazil. As of December 31, 2024, Eletrobras had 3,065 provisioned lawsuits related to this specific topic of monetary restatement of book-entry credits (3,374 lawsuits on December 31, 2023). For more information, see note 23.

Eletrobras, in the scope of these proceedings, has recorded provisions related to: (i) difference in principal resulting from monetary correction criteria, (ii) remunerative interest reflexes; and (iii) application of default interest (substantially the SELIC rate, levied on principal, correction of interest paid and remuneration interest).

In the year ended December 31, 2024, a provision, net of reversal, was recognized in the approximate amount of R$1,451,774, totaling a provision stock of R$13,672,329 (R$17,263,567 at December 31, 2023), referring to the compulsory loan processes. That reversal is due substantially to the judicial agreements signed by the Company.

	12/31/2024	12/31/2023
Principal	3,454,178	4,231,929
Adjustment of interest paid	14,509	24,475
Remuneration interest	1,918,403	2,637,436
Default interest	7,734,433	9,521,203
Attorney fees	455,042	749,652
Other funds	95,764	98,872
Total	13,672,329	17,263,567

●	Compulsory loan – Judicial settlements

Within the scope of the provision related to the compulsory loan on electricity (ECE), the Company has been taking measures to mitigate the risks involved.

In this context, Eletrobras created the Compulsory Loan Executive Committee in order to seek economically favorable legal settlements and full settlement of these proceedings. Due to these negotiations, in 2024, Eletrobras obtained the reduction of that obligation in the amount of R$3,477,047; of this amount R$1,212,074 impacted the result positively due to the agreements already signed.

Considering the signed agreements, and after transferring the respective amounts from the provision to the compulsory loan – agreements item, in current liabilities, payments totaling R$2,097,501 were made, within the scope of agreements that have already had their respective judicial approvals, with due res judicata. And, on December 31, 2024, the obligation related to the compulsory loan agreements remains in the updated amount of R$1,105,534 (R$896,746 in December 2023).

●	State of Piauí (Eletrobras)

This is Original Civil Action No. 3,024 (ACO 3,024), in progress at the Federal Supreme Court, filed by the State of Piauí against Eletrobras, the Union and the National Bank for Economic and Social Development - BNDES, seeking compensation related to Companhia Energética do Piauí - CEPISA, a former energy distribution concessionaire in the State of Piauí.

In May 2023, the STF jointly and severally sentenced the defendants to pay compensation corresponding to the difference between the minimum price in June 2020 and the amounts received in advance by the State, the latter updated by the same contractual criterion up to the base date of June 2020, plus a percentage of premium corresponding to the average premium obtained by similar companies at the time of the case.

The State of Piauí promoted provisional compliance with a judgment in the amount of R$3.59 billion, which, in June 2024, was suspended by decision of Minister Luiz Fux, then rapporteur of ACO 3,024, through a court decision that accepted a claim filed by Eletrobras. The aforementioned decision attributed a suspensive effect to the appeal for declaratory embargoes filed in view of the previously issued judgment and determined the suspension of the aforementioned provisional compliance with the judgment until the final judgment of the case.

In the context of the statement of clarification, BNDES was excluded from the dispute, maintaining the joint and several liability only in relation to the Union and Eletrobras. Eletrobras filed a second statement of clarification against this decision, seeking to recognize its illegitimacy, given that, in the company’s understanding, the rationale applied for the exclusion of BNDES would also apply to Eletrobras, which were not accepted.

New appeals for clarification filed by Eletrobras are pending judgment, in which it is once again requested that the STF recognize the Company’s passive illegitimacy or dismiss its liability for the damages claimed by the State of Piauí.

Finally, it is noted that any coercive measure against Eletrobras regarding the charge filed by the State of Piauí remains suspended. In addition, Eletrobras understands that the criteria for calculating any compensation would need to be subject to analysis and decision during the liquidation phase. In this sense, the Company does not believe that the full cash outflow of the amount subject to provisional compliance with the judgment sought by the plaintiff is likely.

The Company will continue to adopt all appropriate procedural measures to defend its interests in the proceedings.

●	Addendum Partial Nullity - analytical Price Correction K Factor (Chesf)

Chesf is the plaintiff in a lawsuit seeking a declaration of partial nullity of an addendum to the civil works contract for the Xingó Hydroelectric Power Plant, signed with the Consortium formed by Companhia Brasileira de Projetos e Obras – CBPO, CONSTRAN SA – Construções e Comércio and Mendes Júnior Engenharia SA, and the return of amounts paid as Factor K, in the historical amount of approximately R$350,000, in double as well to contesting the lawsuit, the defendants filed a counterclaim seeking that Chesf be held liable for alleged overdue payments arising from the same contract addendum that were not timely settled by the company. The K factor refers to the collection of a price adjustment index in view of the need to offset the inflationary effects caused by the economic plans instituted in the late 1980s. The effects of the price adjustments caused losses to the company, leading to overpricing, as well to there being no provision in the notice for the contracting of the Consortium. There is no estimated time for the complete outcome of this dispute.

Considering that the judgment settlement process and the consequent provisional execution promoted against the subsidiary Chesf were extinguished by decision of the Superior Court of Justice, Chesf is investigating the losses caused to it by the blocking of its accounts promoted during the aforementioned provisional execution in order to adopt the appropriate measures regarding possible compensation for damages suffered by it.

27.3 - Contingent Liabilities

Additionally, Eletrobras and its subsidiaries were subject to claims assessed with a possible loss in the following amounts:

	12/31/2024	12/31/2023
Civil	27,022,637	26,102,277
Tax	16,732,259	11,176,242
Labor	2,151,677	2,297,320
Environmental	2,498,018	2,510,300
Regulatory	5,651,068	4,937,727
	54,055,659	47,023,866

The possible processes had, in the fiscal year ending December 31, 2024, the following evolution:

27.3.1 – Main Proceedings – Civil

●	Nullity of the Trade Union Agreement (Chesf)

Public civil action filed by the Federal Public Prosecutor’s Office (MPF) where, in summary, it seeks to obtain a court order declaring the non-existence of the Amendment to the 1986 Agreement, signed in 1991, between Chesf and representatives of the Submédio São Francisco Rural Workers’ Union. The amount attributed to the case was R$1,000,000. A judgment was handed down declaring the nullity of the 1991 agreement between Chesf and the Union, which changed the calculation method of the Temporary Maintenance Allowance (VMT) to the equivalent of 2.5 minimum wages; as well as to determine the payment of the differences found, since 1991, between the amount actually paid and the value of 2.5 minimum wages, monetarily corrected and increased by interest on arrears for each family that received or still receives the VMT, for the respective period that it has received and that belong to the territorial jurisdiction of this Judicial Sub-Section, except for the cases of resettled people who entered into the terms of out-of-court agreements and the public deed of donation with the defendant, waiving the benefits of the VMT, as well as removing the right of the interested parties to receive the installments affected by the five-year prescription, starting from the filing of the action. Appeals were filed against the judgment by Chesf and the MPF, and these appeals are awaiting judgment.

Based on the assessment of its legal counsel, Chesf classified the risk of loss in this action as possible.

●	Public Civil Action – Federal Public Ministry of Bahia (Chesf)

This is a Public Civil Claim filed by the Federal Public Prosecutors’ Office of Bahia in order to recognize the existence, and rights of, occupants of a flooded area who were not resettled into irrigation projects, being entitled to all the provisions of the 1986 Agreement between Chesf and the communities involved in the construction of the Itaparica Dam. The case is being processed in the Federal Court in Paulo Afonso – BA, and is currently in the appeal phase at the TRF 1st Region (TRF1). An injunction was granted in favor of the Public Prosecutor’s Office, which was revoked by the TRF1. The ruling was favble to the thesis of statute of limitations and there is precedent in the STJ contrary to the MPF’s claim. Based on the assessment of its legal counsel, Chesf classified the risk of loss of this action as “possible”.

●	Collection of alleged losses from end consumers (Chesf)

This is a public civil claim handled by ANEEL to charge Chesf for alleged losses to final electricity consumers due to delays in the works related to the so-called Shared Generation Facilities - ICGs. This loss is estimated to R$ 1,471,885. Chesf received the summons and filed a challenge to the case in December 2015. A reply was submitted by ANEEL, the judge rejected the production of evidence required by Chesf. The Court ordered the summons of the MPF to provide a statement, which was made. Chesf filed a motion to suspend the proceedings, given the strategy of taking the case to the Conciliation of the Federal Public Administration of the Attorney General’s Office – CCAF/AGU. In December 2017, the request for suspension was granted for a period of 6 months. A request was filed with the CCAF/AGU in March 2018. There was a conciliation hearing, in which the parties showed no interest in conciliation. In September 2019, a judgment was handed down in which the lawsuit was partially upheld, ordering Chesf to reimburse the amounts paid by the CCEE. The sentencing court stated that the Union was at fault for the delay, so that Chesf’s liability would be limited to the percentage of its fault for the delays, which would be determined by expert assessment during the judgment settlement phase. An appeal was filed by ANEEL. Chesf filed a statement of clarification.

There is no way to assess, at this time, what the outcome of the case would be, since this is the first action in the country to address the issue (there is no history in Brazil of filing collective actions with similar content).

Based on the assessment of its legal counsel, Chesf classified the risk of loss in this action as possible.

●	Energia Potiguar Gerad Eólica S.A. (Chesf)

In October 2022, a court ruling was delivered regarding the judgment of the motions for clarification opposed by CHESF in the context of the lawsuit filed by Energia Potiguar against CHESF in which the decision that annulled the previous judgment that had been unfavorable to CHESF was upheld and, in the same session, the court again judged the appeals filed by the opposing parties confirming the judgment that sentenced CHESF to pay compensation due to the losses caused by the alleged delay in the delivery of the 230 kV transmission line Extremoz II – João Câmara II, part of Concession Agreement No. 019/2010.

In December 2023, the judgment was published in which the Ministers of the 1st Panel of the Superior Court of Justice, unanimously, acknowledged the Appeal filed by Chesf to grant its Special Appeal, annulling that decision that was unfavorable to it and ordering a new trial by the Court of Justice, which has not yet occurred. Considering the latest position of the legal action, the case was classified as of possible risk.

27.3.2 - Main Tax Proceedings

●	Tax assessement - PIS and COFINS (Eletrobra)

This is an annulment action filed by the merged company Furnas, which aims to cancel the requirement of PIS/COFINS on the following revenues: RGR in the calculation basis; transmission revenues earned from Itaipu; financial revenues, in December 2007, from the actuarial liabilities held with FRG. In addition, the assessment includes amounts that were not collected as PIS and COFINS because the company carried out the offset without PER/DCOMP. After an unfavorable ruling on the merits, the Company’s Appeal is awaiting judgment by the TRF of the 2nd Region. The total amount classified with a possible loss prognosis is R$1,801,737 on December 31, 2024 (R$1,730,503 on December 31, 2023).

●	Tax assessement – IOF (Eletrobras)

Refers to the infraction notice intended to collect alleged IOF debts on loan agreements entered into by Eletrobras as lender, based on daily outstanding balances. The objection is awaiting judgment. The total amount, classified as a possible loss, is R$1,470,781 (R$932,081, as of December 31, 2023).

Accounting Policy

The risks of future disbursements for litigation are recognized in the balance sheet, under the item Provisions for Litigation, when there are present obligations (legal or presumed) resulting from past events, the settlement of which is probable and the amounts can be reliably estimated, based on Management’s assessment. The amounts are recorded based on the estimated costs of the outcomes of the aforementioned legal proceedings.

The risks of future disbursements with litigation (contingents), the settlement of which is possible, are only disclosed in explanatory notes, without forming part of the Company’s liabilities.

Court deposits, recognized in the Company’s assets, are initially measured at the amount deposited and subsequently monetarily restated using indexes determined by the courts of justice, which vary according to the nature of the legal action. The balance is reduced when deposits are withdrawn, either by the company or by the counterparty.

Estimates and critical judgments

This assessment is supported by Management’s judgment, together with its legal advisors, considering the jurisprudence, decisions in initial and higher courts, the history of any agreements and decisions, the experience of management and legal advisors, as well as other applicable aspects.

NOTE 28 – OBLIGATIONS OF LAW No. 14,182/2021

Law No. 14,182/2021 determined the conditions for obtaining new concessions concerning electricity generation and establishing the following obligations of the Company: (i) payment to Energy Development Account (CDE) and (ii) implementation of revitalization programs for river basins and projects in the Legal Amazon.

	Energy Development		River Basin
	Account (CDE)		Revitalization		Total
	2024	2023	2024	2023	2024	2023
Opening balance as of January 1	32,811,606	29,755,493	6,707,800	6,903,961	39,519,406	36,659,454
Effect on cash flow:
Amortization of Principal	(1,128,076)	(583,626)	(846,890)	(850,112)	(1,974,966)	(1,433,738)
Interest paid	(161,849)	(36,976)	(77,282)	(33,239)	(239,131)	(70,215)
Non-cash effect:
Inflation adjustment	1,604,681	1,384,394	288,081	331,760	1,892,762	1,716,154
Charges	2,484,198	2,292,321	339,854	355,430	2,824,052	2,647,751
Opening balance as of December 31	35,610,560	32,811,606	6,411,563	6,707,800	42,022,123	39,519,406

Current	1,951,819	1,241,242	964,380	919,934	2,916,199	2,161,176
Non-current	33,658,741	31,570,364	5,447,183	5,787,866	39,105,924	37,358,230

The installments of the non-current obligations with CDE and River Basin Regeneration have their maturities at present value, with interest rates of 7.60% and 5.67% rate, respectively, scheduled as follows:

	Energy Development	River Basin
	Account[1]	Revitalization[2]	Total
2025 (Current)	1,951,819	964,380	2,916,199
2026	2,418,886	913,169	3,332,055
2027	2,810,292	864,168	3,674,460
2028	2,612,026	817,795	3,429,821
2029	2,427,747	773,912	3,201,659
2030	2,328,129	732,383	3,060,512
After 2030	21,061,661	1,345,756	22,407,417
	35,610,560	6,411,563	42,022,123

Current	1,951,819	964,380	2,916,199
Non-Current	33,658,741	5,447,183	39,105,924

1 Maturity in 2047; and

2 Maturity in 2032.

The nominal payment flow (future amounts) of the obligations under Law No. 14,182/2021, as determined by CNPE Resolution 015/2021, is adjusted for inflation using the IPCA index. These details are disclosed in the financial instruments note; see note 38.

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

NOTE 29 –RGR RETURNS

The RGR is a public fund created by Decree No. 41,019/1957 with the objective of providing resources for:

(i) compensate the concessionaire for the reversion of service assets and facilities at the end of the concession and (ii) finance the electricity sector.

Eletrobras was responsible for managing the RGR resources by entering into contracts with the respective sector agents. In 2016, the management of the RGR was transferred to the Electric Energy Commercialization Chamber – CCEE. However, the financing contracts entered into up until the transfer remained under Eletrobras’ management.

ANEEL, in the exercise of its institutional powers, monitored the management of the RGR and determined the return of resources. Below are the movements for the years ended December 31, 2024 and 2023:

		12/31/2023
	2024	Reclassified
Opening balance as of January 1	1,319,921	1,035,421
Effect on cash flow:
Payment of principal	(392,681)	(307,946)
Interest paid	(50,369)	(78,979)

Non-cash effect:
Interest incurred	55,379	99,355
Recognition of new obligations	—	558,360
Adjustment resulting from contracts with RGR resources	—	13,710
Final balance on Prior year end	932,250	1,319,921

Current	492,276	439,974
Non-Current	439,974	879,947

Payment flow	2025	2026	Total
Consolidated debt	492,276	439,974	932,250

NOTE 30 - LONG-TERM OPERATING COMMITMENTS

The Company’s long-term commitments, mainly related to of electricity purchase and sale contracts, are:

Commitments	2026	2027	2028	2029	2030	After 2030
Sale of Energy	7,038,602	5,584,011	5,521,017	5,505,814	5,505,846	59,005,330
Energy purchase	2,652,329	2,540,445	2,021,558	1,690,966	1,693,667	9,101,425

Accounting Policy

The Company presents commitments for the acquisition of transmission and generation infrastructure. In addition, energy purchase commitments are also presented.

Commitments are those that may give rise to a future outflow of cash or other resources. They are presented at the agreed contractual value, considering the prices in effect on the date of the financial statements, without the application of contractual adjustments or inflationary effects.

NOTE 31 - SHAREHOLDERS EQUITY

31.1 Capital stock paid up

The capital stock of Eletrobras, on December 31, 2024, is R$69,991,640, comprised of capital stock of R$70,099,826, minus expenses with share issuances in the amount of R$(108,186) (R$69,991,640 on December 31, 2023) and its shares have no nominal value.

The capital stock is distributed among the main shareholders and types of shares, as shown below:

	12/31/2024
	ORDINARY		PREFERENTIAL						TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	Serie A	%	Serie B	%	Golden Share	%	QUANTITY	%
Federal Government	667,888,884	32.95	—	—	493	—	1	100.00	667,889,378	28.95
GIC Private	124,796,783	6.16	—	—	6,338,345	2.26	—	—	131,135,128	5.68
BNDES	74,545,264	3.68	—	—	18,262,671	6.52	—	—	92,807,935	4.02
BNDESPAR	71,956,435	3.55	—	—	18,691,102	6.68	—	—	90,647,537	3.93
BlackRock	67,110,765	3.31	—	—	10,674,963	3.81	—	—	77,785,728	3.37
American Depositary Receipts - ADR’s	50,908,103	2.51	—	—	4,812,944	1.72	—	—	55,721,047	2.42
Radar Resource Manager	5,821,332	0.29	—	—	30,594,076	10.93	—	—	36,415,408	1.59
Others	963,983,932	47.55	146,920	100.00	190,566,799	68.07	—	—	1,154,697,651	50.04
	2,027,011,498	100.00	146,920	100.00	279,941,393	99.99	1	100.00	2,307,099,812	100.00

31.2 Treasury shares

31.2.1 Merge of shares

In July 2024, the Company approved the new share buyback program that provides for the acquisition of up to 197.717.216 common shares and up to 26,873,194 preferred shares B, with a term of 18 months. The Company may use these shares for subsequent cancellation, disposal, maintenance in treasury, compliance with compensation plans or to settle obligations arising from legal demands related to compulsory loans or constitutionality of the tax, without reducing the capital stock, to increase the value to shareholders through the efficient application of available cash resources, optimizing the allocation of its capital. Below is a table covering all treasury shares:

	12/31/2024			12/31/2023
	CLASS	QUANTITY	AMOUNT	QUANTITY	AMOUNT
Repurchase of shares	ON	49,404,300	1,805,052	46,770,200	1,692,434
Restricted shares	ON	(631,501)	(19,939)	(438,552)	(13,595)
Shares issued	ON	3,451,692	168,168	3,451,692	168,168
Dissident shareholders	PNA	4,361	212	4,361	212
Repurchase of shares	GNP	7,432,000	277,265	7,032,800	274,784
Compulsory loan agreement	GNP	(195,000)	(7,747)	(195,000)	(7,747)
			2,223,011		2,114,256

31.3 Capital Reserve

This reserve consists of accumulated capital surpluses, which have been permanently invested by the Company, plus the equity instruments granted, resulting from long-term incentive programs, see 26.

31.4 Profit reserves

31.4.1 - Legal reserve

Constituted through the appropriation of 5% of the net income for the year, in accordance with Law No. 6,404/1976.

31.4.2 – Retained Earnings Reserve

According to Law No. 6,404/1976, the General Meeting may, by proposal of the administration bodies, decide to withhold part of the net income for the year foreseen in a capital budget previously approved by it.

31.4.3 – Statutory Reserves

The General Meeting shall allocate, in addition to the legal reserve, calculated on the net profits for the year:

Up to 75% (seventy-five per cent) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company’s corporate purpose.

31.5 Allocation of the result

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

Below is the distribution of the income, imputed to the minimum dividends, in accordance with the applicable legislation, to be deliberated at the Annual General Meeting:

Allocation of the Year	12/31/2024	12/31/2023
Balance for the destination of the year	10,378,122	4,549,774
Legal reserve	(518,906)	(227,489)
Mandatory Dividends	(2,464,804)	(1,080,571)
Additional proposed dividends	(1,535,196)	(216,114)
Accumulated losses	(9,675)	—
Subtotal to distribute	5,849,541	3,025,600
Constitution of Statutory Reserves and Profit Retention	(5,849,541)	(3,025,600)
Balance to be distributed for the year	—	—

Accounting Policy

Expenses for issuing shares are presented as a reduction to net equity, as capital transactions.

NOTE 32 - EARNINGS PER SHARE

(a) Basic

Basic earnings per share are calculated by dividing the profit attributable to the Company’s shareholders by the weighted average number of shares issued, excluding those purchased by the Company and held as treasury shares. Preferred shares have a guaranteed right (per share) to a higher distribution of dividends and/or interest on equity (Interest on equity) of at least 10% in relation to common shares.

12/31/2024
Numerator	Ordinary	Preferred A	Preferred B	Total
Profit attributable to each class of shares - Continuing Operation	9,008,210	712	1,369,200	10,378,122
Loss attributable to each class of shares - Discontinued Operation	—	—	—	—
Profit for the Year	9,008,210	712	1,369,200	10,378,122

Denominator	Ordinary	Preferred A	Preferred B
Weighted average number of shares	1,976,398	142	273,045
% of shares in relation to the total	87.86	0.01	12.13

Basic earnings per share from continuing operations (R$)	4.56	5.02	5.01

Earnings per share (R$) - Basic	4.56	5.02	5.01

12/31/2023
Numerator	Ordinary	Preferred A	Preferred B	Total
Profit attributable to each class of shares - Continuing Operation	4,237,648	318	643,822	4,881,788
Loss attributable to each class of shares - Discontinued Operation	(288,206)	(22)	(43,786)	(332,014)
Profit for the Year	3,949,442	296	600,036	4,549,774

Denominator	Ordinary	Preferred A	Preferred B
Weighted average number of shares	1,995,507	136	275,614
% of shares in relation to the total	87.86	0.01	12.13

Basic earnings per share from continuing operations (R$)	2.12	2.34	2.34
Basic earnings per share from discontinued operation (R$)	(0.14)	(0.16)	(0.16)

Earnings per share (R$) - Basic	1.98	2.18	2.18

12/31/2022
Numerator	Ordinary	Preferred A	Preferred B	Total
Profit attributable to each class of shares - Continuing Operation	2,239,391	215	408,987	2,648,592
Loss attributable to each class of shares - Discontinued Operation	834,329	80	152,376	986,785
Profit for the Year	3,073,720	295	561,363	3,635,377

Denominator	Ordinary	Preferred A	Preferred B
Weighted average number of shares	1,686,088	147	279,941
% of shares in relation to the total	85.75	0.01	14.24

Basic earnings per share from continuing operations (R$)	1.33	1.46	1.46
Basic earnings per share from discontinued operation (R$)	0.49	0.54	0.54

Earnings per share (R$) - Basic	1.82	2.01	2.01

(b) Diluted

As of December 31, 2024, based on the liability balance relating to the compulsory loan, the dilution was simulated with an increase of 25,121 B preferred shares in earnings per share, as shown below.

12/31/2024
			Converted
Numerator	Ordinary	Preferred A	Preferred B	Preferred B	Total
Profit for the Year	8,900,400	703	124,442	1,352,577	10,378,122

			Converted
Denominator	Ordinary	Preferred A	Preferred B	Preferred B
Weighted average number of shares in thousands	1,976,398	142	25,121	273,045
% of shares in relation to the total	86.89	0.01	1.10	12.00

Earnings per share - diluted	4.50	4.95	4.95	4.95

Earnings per share (R$) - diluted	4.50	4.95	4.95	4.95

12/31/2023
			Converted
Numerator	Ordinary	Preferred A	Preferred B	Preferred B	Total
Profit attributable to each class of shares - Continuing Operation	4,185,927	314	59,583	635,964	4,881,788
Loss attributable to each class of shares - Discontinued Operation	(284,688)	(21)	(4,052)	(43,252)	(332,013)
Profit for the Year	3,901,239	293	55,531	592,712	4,549,775

			Converted
Denominator	Ordinary	Preferred A	Preferred B	Preferred B
Weighted average number of shares in thousands	1,995,507	136	25,822	275,614
% of shares in relation to the total	86.87	0.01	1.12	12.00

Earnings per share - diluted	2.10	2.31	2.31	2.31
Diluted earnings per share from discontinued operation (R$)	(0.14)	(0.16)	(0.16)	(0.16)

Earnings per share (R$) - diluted	1.96	2.15	2.15	2.15

12/31/2022
			Converted
Numerator	Ordinary	Preferred A	Preferred B	Preferred B	Total
Profit attributable to each class of shares - Continuing Operation	2,206,702	212	38,663	403,016	2,648,592
Loss attributable to each class of shares - Discontinued Operation	822,150	79	14,404	150,152	986,785
Profit for the Year	3,028,852	291	53,067	553,168	3,635,377

			Converted
Denominator	Ordinary	Preferred A	Preferred B	Preferred B
Weighted average number of shares in thousands	1,686,088	147	26,856	279,941
% of shares in relation to the total	84.60	0.01	1.35	14.05

Earnings per share - diluted	1.31	1.44	1.44	1.44
Diluted earnings per share from discontinued operation (R$)	0.49	0.54	0.54	0.54

Earnings per share (R$) - diluted	1.80	1.98	1.98	1.98

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

NOTE 33 - NET OPERATING REVENUE

	12/31/2024	12/31/2023	12/31/2022
Generation
For distribution	18,811,949	17,030,455	14,104,623
End consumers	2,941,312	3,853,830	3,925,510
CCEE	3,278,465	1,680,285	1,159,158
Operation and maintenance revenue	3,063,896	4,052,072	4,676,630
	28,095,622	26,616,642	23,865,921
Transmission
Operation and maintenance revenue	7,725,358	7,335,165	6,379,321
Construction revenue	4,161,735	2,960,792	1,494,307
Contractual financial revenue	7,405,486	7,136,080	7,901,256
	19,292,579	17,432,037	15,774,884

Financial effect of Itaipu	—	—	294,934
Other revenue	337,166	426,427	1,101,817
	47,725,367	44,475,106	41,037,556

(-) Deductions from Operating revenue
(-) ICMS	(761,342)	(1,053,742)	(1,103,091)
(-) PIS and COFINS	(4,295,000)	(3,906,818)	(3,527,175)
(-) Sectoral charges	(2,484,234)	(2,348,976)	(2,322,369)
(-) Other Deductions (including ISS)	(3,239)	(6,662)	(10,688)
	(7,543,815)	(7,316,198)	(6,963,323)

Net operating revenue	40,181,552	37,158,908	34,074,233

Accounting Policy

Net Operating Revenue

Revenues are recognized as the Company meets its obligations established in contracts with customers, and are measured based on the amounts of consideration it expects to receive in exchange for the performance of generation, transmission and other service activities.

Generation

Revenues from the supply and provision of electricity are recognized when the Company delivers the electricity to the buyer, at the prices established in the contracts. Revenues from transactions in the short-term market, presented in the CCEE line, are valued at the Difference Settlement Price – PLD.

Revenues from generation concessions, extended in accordance with Law No. 12,783/2013 (Shareholder Plants), are presented in the Operation and maintenance revenue line and are recognized at the tariff price calculated by ANEEL. The tariff is calculated based on the operation and maintenance costs of the plants, plus an additional revenue rate of 10%.

Following the Company’s privatization process, new of electricity generation concession contracts were signed, changing the operating regime (operation and maintenance) of the Shareholder Plants to independent production, progressively, at a rate of 20% per year, starting in 2023 and ending in 2026, in which the Company assumes all operating risk and, consequently, the possibility of operating at free prices in the energy market. Revenues from free-priced energy from these plants are recorded in Generation Revenue accounts and no longer in Operation and Maintenance Revenue.

Transmission

The considerations established in the of electricity transmission concession contracts remunerate the transmission company for two performance obligations: (i) construction and (ii) maintenance and operation of the infrastructure. As they are fulfilled, the Company records revenues according to the nature of the obligation completed.

The obligation to build the transmission project is satisfied throughout the construction phase, with construction revenues recorded in accordance with the progress of the projects.

In addition to construction and operation and maintenance revenues, the Company recognizes financial revenue, relating to the financial update of the rights originated by the construction of the project, which will be received between the completion of construction and the end of the concession.

The Company includes financial revenue in Net Operating Revenue (NOR), as it understands that of electricity transmission concession contracts, financing (the act of spending to build and receiving in installments over the course of the concession) provided to the granting authority for the construction of projects is part of its business. For further details, see accounting practices in Note 15.

NOTE 34 - OPERATING EXPENSES

	12/31/2024	12/31/2023	12/31/2022
Personnel	(3,754,032)	(4,239,745)	(4,633,682)
Voluntary dismissal plan	(226,815)	(544,609)	(1,260,370)
Material	(220,042)	(251,098)	(269,083)
Services	(2,237,706)	(2,361,562)	(2,065,232)
Energy purchased for resale	(5,068,123)	(3,028,226)	(3,117,655)
Charges on use of the electricity grid	(3,954,730)	(3,482,126)	(2,746,132)
Fuel for electricity production	(1,991,855)	(2,042,867)	(2,085,996)
Construction	(4,286,914)	(3,291,132)	(1,678,631)
Depreciation and amortization	(3,987,775)	(3,621,342)	(2,690,269)
Donations and contributions	(145,085)	(111,101)	(206,438)
Operating provisions/Reversals (34.1)	180,019	(2,481,054)	(6,928,425)
Others	(1,009,106)	(674,774)	(1,593,394)
	(26,702,164)	(26,129,636)	(29,275,307)

34.1 - Estimated Losses/Operating Provisions

	12/31/2024	12/31/2023	12/31/2022
Reversal (provision) for litigation	160,290	1,246,332	(1,857,566)
Onerous Contracts (a)	386,693	(862,029)	229,582
Reversals (Constitutions) on estimated losses on investments	250,069	175,549	92,226
Fair value measurements of assets held for sale	(46,581)	(704,467)	—
Refunds to the RGR Fund (c)	—	(558,360)	—
Implementation of Actions - Compulsory Loan	(70,207)	38,987	—
Actuarial Costs/Expenses	(490,053)	(559,949)	—
ECL - Consumers and resellers	(391,334)	(466,598)	(1,674,333)
ECL - Other credits	(168,906)	39,906	—
ECL - Financing and loans	(14,553)	(21,618)	(3,347,749)
Impairment (b)	533,774	(956,492)	(267,815)
Others	30,827	147,685	(102,770)
	180,019	(2,481,054)	(6,928,425)
(a)	The factors that represented the variation in the onerous contracts item in the 2024 financial year are presented in Note 25.
(b)	The factors that represented the variation in the impairment item in the fiscal year 2024 are presented in Note 19.
(c)	The variation in December 2023 occurred due to the determination by ANEEL to Eletrobras to reimburse the RGR fund for the amount of R$558,360 in equal monthly installments until 31 December 2026.

NOTE 35 - FINANCIAL RESULT

	12/31/2024	12/31/2023	12/31/2022
Financial revenue
Interest income, fines, commission and fees	138,666	153,458	997,434
Revenue from financial investments	2,937,517	2,862,488	2,211,854
Additional of moratorium on electricity	119,500	165,978	252,637
Revenue on interest on dividends	—	—	10,950
Other financial income	223,898	479,159	566,848
(-) Taxation on financial revenue	(267,782)	(578,163)	(611,964)
	3,151,799	3,082,920	3,427,759
Financial expenses
Debt charges	(6,117,463)	(6,463,585)	(4,705,030)
Charges from obligations with CDE	(2,484,198)	(2,292,321)	(1,097,038)
River Basin Revitalization Charges	(339,854)	(355,430)	(187,023)
Other financial expenses	(1,198,578)	(1,109,907)	(804,999)
	(10,140,093)	(10,221,243)	(6,794,090)

Financial results, net
Monetary adjustments - CDE	(1,604,680)	(1,384,392)	(197,580)
Monetary adjustments - hydrographic basins	(288,081)	(331,760)	(23,017)
Monetary adjustments	(778,157)	(1,795,913)	(877,025)
Exchange rate changes	(28,821)	169,904	446,852
Variation of the derivative financial instrument not linked to debt protection	(1,566,482)	(908,381)	—
Variation of net fair value of the protected debt (hedge) of the derivative	(373,605)	(613,256)	(356,494)
	(4,639,826)	(4,863,798)	(1,007,264)

	(11,628,120)	(12,002,121)	(4,373,595)

NOTE 36 – OTHER REVENUE AND EXPENDITURE

	12/31/2024	12/31/2023	12/31/2022
Reimbursement of fixed assets in progress - AIC	—	—	121,033
Result from disposal of shares (minority holdings)	—	—	453,624
Result from disposal of assets	5,695	55,692	—
Result from businesses combinations	—	593,132	—
Effects of Law No. 14,182/2021	—	—	(355,062)
Other income and expenditure	130,845	2,456	(32,671)
	136,540	651,280	186,924

NOTE 37 – INFORMATION BY BUSINESS SEGMENT

The business segments of the Company disclosed separately are:

●	Generation, whose activities consist of the generation of electric energy and the sale of energy to distribution companies and free consumers, and commercialization;
●	Transmission, whose activities consist of the transmission of electricity from generation plants to distribution or consumption centers; and
●	Administration, whose activities mainly represent the Company’s cash management, the management of the compulsory loan, and the management of business in SPEs, whose monitoring and management are done differently from corporate investments.

The information by business segment, corresponding to December 31, 2024, 2023 and 2022, is as follows:

	12/31/2024
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	29,952	23,983,323	16,905,129	(736,851)	40,181,553
Intersegments	—	306,356	430,495	(736,851)	—
Third Parties	29,952	23,676,967	16,474,634	—	40,181,553
Operating expenses	(236,593)	(17,728,851)	(9,473,572)	736,851	(26,702,165)
Depreciation and Amortization	(8,358)	(3,921,409)	(58,008)	—	(3,987,775)
Energy purchased for resale	(57)	(5,374,422)	—	306,356	(5,068,123)
Charges for using the electricity grid	—	(4,380,665)	—	425,935	(3,954,730)
Construction cost	—	—	(4,286,914)	—	(4,286,914)
Operational provisions	329,937	817,259	(967,177)	—	180,019
Other expenses	(558,115)	(4,869,614)	(4,161,473)	4,560	(9,584,642)
Regulatory remeasurements - Transmission contracts	—	—	6,129,771	—	6,129,771
Profit before financial result	(206,641)	6,254,472	13,561,328	—	19,609,159
Financial Result					(11,628,120)
Results of equity method investments					2,503,205
Other revenue and expenditure					136,540
Current and deferred income tax and social contribution					(240,030)
Net profit from continuing operations					10,380,755

Net profit for the year					10,380,755

	12/31/2023
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	110,270	22,397,652	15,226,823	(575,837)	37,158,908
Intersegments	—	264,091	311,746	(575,837)	—
Third Parties	110,270	22,133,561	14,915,077	—	37,158,908
Operating expenses	(920,109)	(17,809,931)	(7,975,433)	575,837	(26,129,636)
Depreciation and Amortization	(37,213)	(3,476,566)	(107,563)	—	(3,621,342)
Energy purchased for resale	(99)	(3,292,218)	—	264,091	(3,028,226)
Charges for using the electricity grid	—	(3,793,742)	—	311,616	(3,482,126)
Construction cost	—	—	(3,291,132)	—	(3,291,132)
Operational provisions	1,148,011	(3,193,235)	(435,830)	—	(2,481,054)
Other expenses	(2,030,808)	(4,054,170)	(4,140,908)	130	(10,225,756)
Regulatory remeasurements - Transmission contracts	—	—	(12,144)	—	(12,144)
Profit before financial result	(809,839)	4,587,721	7,239,246	—	11,017,128
Financial Result					(12,002,121)
Results of equity method investments					2,062,090
Other revenue and expenditure					651,280
Current and deferred income tax and social contribution					2,998,498
Net profit from continuing operations					4,726,875

Net loss from discontinued operations					(332,014)

Net profit for the year					4,394,861

	12/31/2022
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	379,988	20,252,000	14,001,392	(559,147)	34,074,233
Intersegments	—	244,761	314,386	(559,147)	—
Third Parties	379,988	20,007,239	13,687,006	—	34,074,233
Operating expenses	(4,660,501)	(14,730,658)	(10,443,295)	559,147	(29,275,307)
Depreciation and Amortization	(11,197)	(2,353,916)	(325,155)	—	(2,690,268)
Energy purchased for resale	(16,685)	(3,345,731)	—	244,761	(3,117,655)
Charges for using the electricity grid	—	(2,746,132)	—	276,721	(2,469,411)
Construction cost	—	—	(1,678,631)	—	(1,678,631)
Operational provisions	(3,501,113)	(1,885,716)	(1,541,596)	—	(6,928,425)
Other expenses	(1,131,506)	(4,399,163)	(6,897,913)	37,665	(12,390,917)
Regulatory remeasurements - Transmission contracts	—	—	365,178	—	365,178
Profit before financial result	(4,280,513)	5,521,342	3,923,275	—	5,164,104
Financial Result					(4,373,595)
Results of equity method investments					2,369,777
Other revenue and expenditure					186,924
Current and deferred income tax and social contribution					(695,613)
Net profit from continuing operations					2,651,597

Net profit from discontinued operations					986,785

Net profit for the year					3,638,382

37.1 - Net operating revenue, after eliminations, by segment:

	12/31/2024				12/31/2023				12/31/2022
	Administration	Generation	Transmission	Total	Administration	Generation	Transmission	Total	Administration	Generation	Transmission	Total
Power supply for distribution companies	—	18,811,949	—	18,811,949	—	17,030,455	—	17,030,455	—	14,104,623	—	14,104,623
Power supply for end consumers	—	2,941,312	—	2,941,312	—	3,853,830	—	3,853,830	—	3,925,510	—	3,925,510
CCEE	—	3,278,465	—	3,278,465	—	1,680,285	—	1,680,285	17,708	1,141,450	—	1,159,158
O&M revenue	—	3,063,896	7,725,358	10,789,254	—	4,052,072	7,335,165	11,387,237	—	4,676,630	6,379,321	11,055,951
Construction revenue	—	—	4,161,735	4,161,735	—	—	2,960,792	2,960,792	—	7,324	1,494,307	1,501,631
Financial effect of Itaipu	—	—	—	—	—	—	—	—	287,610	—	—	287,610
Contract revenue	—	—	7,405,486	7,405,486	—	—	7,136,080	7,136,080	—	—	7,901,256	7,901,256
Other operating revenue	30,292	65,724	241,150	337,166	115,371	(104,270)	415,326	426,427	222,037	173,774	706,006	1,101,817
Deductions Operating revenues	(341)	(4,484,379)	(3,059,095)	(7,543,815)	(5,101)	(4,378,811)	(2,932,286)	(7,316,198)	(147,367)	(4,022,072)	(2,793,884)	(6,963,323)
	29,951	23,676,967	16,474,634	40,181,552	110,270	22,133,561	14,915,077	37,158,908	379,988	20,007,239	13,687,006	34,074,233

37.2 - Non-current assets by segment

	12/31/2024				12/31/2023
	Administration	Generation	Transmission	Total	Administration	Generation	Transmission	Total
Intangible assets	407,345	77,553,246	212,682	78,173,273	635,911	79,001,867	228,463	79,866,241
Contractual asset	—	—	56,683,696	56,683,696	—	—	50,052,912	50,052,912
Property, Plant and Equipment	2,074,260	34,779,796	—	36,854,056	1,899,517	33,905,905	—	35,805,422
	2,481,605	112,333,042	56,896,378	171,711,025	2,535,428	112,907,772	50,281,375	165,724,575

37.3 - Impairment by segment

	12/31/2024			12/31/2023
	Administration	Generation	Total	Administration	Generation	Total
Property, Plant and Equipment	—	1,175,713	1,175,713	—	1,702,409	1,702,409
Intangible assets	70,431	—	70,431	70,431	7,078	77,509
	70,431	1,175,713	1,246,144	70,431	1,709,487	1,779,918

Accounting Policy

The Company segments its results between Generation and Transmission, as most of its revenues and expenses are generated by these activities and whose operating results are regularly reviewed by management to make decisions on resources to be allocated and to assess their performance.

The result of the Administration segment only shows the result obtained by Eletrobras as a non-operational holding company, a condition that lasted until June 2024, due to the merge of Furnas, and Eletropar, which does not develop the activity of generation and transmission of electric energy.

Non-current assets segmented into Generation and Transmission refer to those that are directly linked to these activities. Intangible assets and fixed assets without direct links to the activities of generation and transmission of electricity are presented in the Administration segment.

NOTE 38 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

38.1- Capital risk management

The Company monitors capital based on the financial leverage ratio. This index corresponds to the net debt divided by the total capital. Financial leverage, in turn, corresponds to the total of loans, financing and short-and long-term debentures (see note 22), subtracted from the amount of cash and cash equivalents and securities - TVM (without considering restricted cash): see notes 6 and 8. Total capital is determined by adding net equity, as demonstrated in the consolidated balance sheet, to the net debt.

		12/31/2023
	12/31/2024	Reclassified
Total loans, financing and debentures	75,620,574	59,460,369
(+) Derivative financial instruments - debt protection	(974,381)	657,514
(-) Marketable securities	(9,385,179)	(6,352,895)
(-) Cash and cash equivalents	(26,572,522)	(13,046,371)
Net debt	38,688,492	40,718,617
(+) Total shareholders’ equity	121,999,776	112,464,644
Total capital	160,688,268	153,183,261
Financial leverage index	24	27

38.2 - Classification of financial instruments by category

The carrying amounts of financial assets and liabilities represent a reasonable approximation of fair value. The Company uses the following classification for its financial instruments and their respective levels of fair value:

			12/31/2023
	Level	12/31/2024	Reclassified
FINANCIAL ASSETS
Amortized cost		39,017,827	24,673,081
Cash and cash equivalents		26,572,522	13,046,371
Accounts receivable, net		6,513,888	5,859,928
Restricted cash		3,679,483	2,772,947
Reimbursement rights		1,613,335	2,365,685
Loans, financing and debentures		638,599	628,150

Fair value through result		11,537,109	6,726,501
Financial investments	2	8,967,937	5,925,693
Beneficiary parties	2	417,242	427,202
Derivative financial instruments	2	2,151,930	373,606

Fair value through other comprehensive income		946,059	1,104,381
Investments (Interests)	1	861,234	1,104,381
Derivative financial instruments	2	84,825	—

FINANCIAL LIABILITIES
Amortized cost		109,460,695	100,988,575
Loans, financing and debentures		59,297,533	54,299,620
Obligations of Law No. 14,182/2021		42,022,123	39,519,406
Suppliers		2,764,288	2,963,867
Compulsory loan – Agreements		1,105,534	896,746
RGR Returns		932,250	1,319,921
Reimbursement obligations		70,803	—
Shareholders compensation		2,490,668	1,154,836
Leases		182,583	216,747
Concessions payable - use of public property		594,913	617,432

Fair value through result		17,500,976	7,138,184
Loans, financing and debentures	2	16,323,041	6,480,670
Derivative financial instruments	2	1,177,935	657,514

The financial assets and liabilities recorded at fair value are classified and disclosed in accordance with the following levels:

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

The main financial risks identified in the risk management process are:

38.3.1 - Interest rate risk

a)National indexes

Interest rate appreciation risk

			Effect on result
		Balance on	Scenario I -	Scenario II	Scenario III
		12/31/2024	Probable 2025[1]	(+25%)[1]	(+50%)[1]
CDI	Loans, financing and debentures	(44,428,113)	(6,619,789)	(8,276,957)	(9,929,683)
	Financing and loans receivable	450,000	67,050	83,835	100,575
	Impact on the result	(43,978,113)	(6,552,739)	(8,193,122)	(9,829,108)

SELIC	Loans, financing and debentures	(114,955)	(17,243)	(21,554)	(25,865)
	AIC Reimbursement	112,816	16,922	21,153	25,384
	Impact on the result	(2,139)	(321)	(401)	(481)

TJLP	Loans, financing and debentures	(2,873,003)	(251,100)	(314,019)	(376,651)
	Impact on the result	(2,873,003)	(251,100)	(314,019)	(376,651)

IGPM (General Market Price Index)	Leases	(182,583)	(8,618)	(10,772)	(12,927)
	Impact on the result	(182,583)	(8,618)	(10,772)	(12,927)

	Obligations of Law No. 14,182/2021	(42,022,123)	(2,252,386)	(2,815,482)	(3,378,579)
IPCA	Loans, financing and debentures	(26,215,920)	(1,405,173)	(1,756,467)	(2,107,760)
	Right of reimbursement	1,500,519	80,428	100,535	120,642
	Financing and loans receivable	502,585	26,939	33,673	40,408
	Impact on the result	(66,234,939)	(3,550,192)	(4,437,741)	(5,325,289)

Impact on profit or loss in case of assessment of national indexes			(10,362,970)	(12,956,055)	(15,544,456)

	(1) Assumptions adopted:	12/31/2024	Likely	+25%	+50%
	CDI	12.15	14.90	18.63	22.35
	SELIC	12.25	15.00	18.75	22.50
	TJLP	7.43	8.74	10.93	13.11
	IGPM (General Market Price Index)	6.54	4.72	5.90	7.08
	IPCA	4.89	5.36	6.70	8.04

38.3.2 - Liquidity risk

The table below analyzes, in nominal values, the non-derivative financial liabilities of the Company, by maturity range, for the period remaining on the balance sheet until the final contractual date. Contractual maturity is based on the most recent date the Company must settle obligations and includes the corresponding related contract interest, if any.

	12/31/2024
	Nominal payment flow
	Up to 1 year	From 1 to 2 Years	From 2 to 5 Years	Over 5 Years	Total
FINANCIAL LIABILITIES (Current / Non-Current)	22,599,741	22,968,512	41,394,062	97,366,345	184,328,660
Obligations of Law No. 14,182/2021	2,953,184	3,439,353	12,906,745	62,908,147	82,207,429
Loans, financing and debentures	13,769,529	18,913,993	28,317,110	34,133,371	95,134,002
Suppliers	2,756,329	7,959	—	—	2,764,288
RGR Returns	492,276	439,974	—	—	932,250
Reimbursement Obligations	55,517	15,286	—	—	70,803
Shareholders remuneration	2,490,668	—	—	—	2,490,668
Leases	31,192	20,183	29,536	41,971	122,882
Concessions payable UBP	51,046	131,764	140,671	282,856	606,337

	12/31/2023
	Nominal payment flow
	Up to 1 year	From 1 to 2 Years	From 2 to 5 Years	Over 5 Years	Total
FINANCIAL LIABILITIES (Current / Non-Current)	23,534,123	16,402,453	37,162,840	86,456,689	163,556,105
Obligations of Law No. 14,182/2021	2,196,092	2,832,052	11,675,962	64,112,911	80,817,017
Loans, financing and debentures	16,303,004	12,806,056	24,871,962	21,856,170	75,837,192
Suppliers	2,963,867	—	—	—	2,963,867
RGR Returns	439,974	439,974	439,974	—	1,319,922
Reimbursement Obligations	8,572	—	—	—	8,572
Shareholders remuneration	1,522,866	—	—	—	1,522,866
Leases	48,482	75,682	49,138	66,936	240,238
Concessions payable UBP	51,266	248,689	125,804	420,672	846,431

38.3.3 - Derivative financial instruments

38.3.3.1. Derivative financial instruments for debt protection and firm commitments

			12/31/2024	12/31/2023	12/31/2024	12/31/2023

	Maturity	Notional value	Assets		Liability
Debt protection derivative
Swap - US$ vs CDI	1/8/2025	493,000	118,733	—	—	—
Swap - US$ vs CDI	2/4/2025	2,535,300	500,998	—	—	220,165
Swap - US$ vs CDI	8/29/2025	219,150	54,290	—	—	8,611
Swap - US$ vs CDI	12/9/2025	500,000	13,170	—	—	—
Swap - EUR vs CDI	12/23/2025	500,000	5,245	—	—	—
Swap - US$ vs CDI	6/20/2029	232,873	47,415	—	7,603	3,601
Swap - US$ vs CDI	2/4/2030	3,782,873	715,544	—	235,194	425,137
Swap - IPCA vs CDI	9/15/2034	1,630,000	—	—	89,867	—
Swap - US$ vs CDI	12/4/2034	2,378,400	266,397	—	185,005	—
Swap - US$ vs CDI	1/11/2035	4,229,025	287,736	—	316,342	—
Swap - IPCA vs CDI	6/15/2031	4,900,000	142,788	—	343,924	—
			2,152,316	—	1,177,935	657,514

Long-term commitment derivatives
NDF US$	4/30/2025	67,113	224	—	—	—
NDF US$ and primary aluminum	12/2/2025	1,342	274	—	—	—
NDF US$ and primary aluminum	8/3/2026	156,583	30,129	—	—	—
NDF US$ and primary aluminum	9/1/2026	60,175	11,780	—	—	—
NDF US$ and primary aluminum	9/2/2026	210,668	42,032	—	—	—
			84,439	—	—	—

			2,236,755	—	1,177,935	657,514

		12/31/2024	12/31/2023
Variation of fair value of the derivative
Swap - US$ vs CDI	1/8/2025	109,356	—
Swap - US$ vs CDI	4/2/2025	560,392	(275,755)
Swap - US$ vs CDI	8/29/2025	52,930	(8,610)
Swap - US$ vs CDI	12/9/2025	13,170	—
Swap - EUR vs CDI	12/23/2025	5,245	—
Swap - US$ vs CDI	18/06/2026	68,485	—
Swap - US$ vs CDI	6/20/2029	41,141	(6,373)
Swap - US$ vs CDI	2/4/2030	634,410	(512,050)
Swap - IPCA vs CDI	6/15/2031	(296,800)	—
Swap - IPCA vs CDI	9/15/2034	(89,867)	—
Swap - US$ vs CDI	12/4/2034	81,392	—
Swap - US$ vs CDI	1/11/2035	(28,606)	—

Variation of fair value of the protected debt
Bonds	2/4/2025	(765,876)	49,395
Bonds	2/4/2030	(1,068,243)	(129,796)
Bonds	1/11/2035	(95,074)	—
Credit agreement	1/8/2025	(165,382)	—
Credit agreement	8/29/2025	(68,059)	(15,503)
Credit agreement	12/9/2025	(17,497)	—
Credit agreement	6/18/2026	(257,569)	—
CGT ESUL EURO	12/23/2025	(7,838)	—
KFW	6/20/2029	(59,203)	(9,689)
Debentures	6/15/2031	(53,596)	—
Debentures	9/15/2034	46,824	—
SPA (SACE)	12/4/2034	(206,217)	—
Net financial result		(1,566,482)	(908,381)

Earnings/(loss) recognized in the result

	2024	2023
Balance on January 1	(6,757,343)	—
Designation of protected debt	(18,630,425)	(6,802,523)
Fair value assessment - result	(2,717,730)	(105,593)
Amortizations	4,847,986	150,773
Balance as of December 31st	(23,257,512)	(6,757,343)

Derivatives Changes – Hedge

	2024	2023
Balance on January 1	(283,908)	986,862
Fair value assessment - result	1,151,248	(1,416,044)
Fair value assessment - OCI	84,825	—
Amortizations	106,655	145,274
Balance as of December 31st	1,058,820	(283,908)

Assets	2,236,755	373,606
Liabilities	1,177,935	657,514

Accounting Policy

Recognition and measurement:

Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value, following the rules of IFRS 9.

Transaction costs directly attributable to the acquisition or issuance of financial assets and liabilities are added to or deducted from the fair value of the financial assets or liabilities, if applicable, after initial recognition.

Financial assets

The Company’s financial assets are initially recognized at fair value and subsequently measured in their entirety at amortized cost or fair value, depending on the classification of the financial assets.

a) A financial asset is measured at amortized cost if it meets both of the following conditions:

●	It is held within a business model whose objective is to hold financial assets to receive contractual cash flows; and
●	Its contractual terms generate, on specific dates, cash flows that are related only to the payment of principal and interest on the outstanding principal amount.

b) A financial asset is measured at Fair Value through Other Comprehensive Income – FVOCI if it meets both of the following conditions:

●	It is maintained within a business model whose objective is achieved both by the receipt of contractual cash flows and by the sale of financial assets; and
●	Its contractual terms generate, on specific dates, cash flows that are related only to the payment of principal and interest on the outstanding principal amount.

Upon initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably choose to present subsequent changes in the fair value of the investment in Other Comprehensive Income (OCI). The Company chooses to record the change in the fair value of its equity instruments, when it does not have control, shared control and significant influence, in Other Comprehensive Income (OCI).

c) Financial assets not classified as measured at amortized cost or FVOCI, as described above, are classified as measured at fair value through profit or loss. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI as FVOCI if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

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

Financial liabilities:

Financial liabilities, which include loans and financing, suppliers and other accounts payable, are initially measured at fair value and subsequently at amortized cost using the effective interest method. Interest expenses, foreign exchange gains and losses are recognized in the income statement.

The effective interest method is used to calculate the amortized cost of a financial liability and to allocate its interest expense over the relevant period. The effective interest rate is the rate that accurately discounts the estimated future cash flows (including fees and premiums paid or received that constitute an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the estimated life of the financial liability or, where appropriate, a shorter period, to the initial recognition of the net carrying amount.

Derivative financial instruments:

The Company has derivative financial instruments to reduce its exposure to interest rate and exchange rate risks, including interest rate swap contracts and NDF (Non-Deliverable Forward).

Derivatives are initially recognized at fair value on the date of contracting and subsequently measured by the change in fair value. Changes in the fair values of derivatives that serve as instruments for fair value hedging are recognized in the financial result, while derivatives related to cash flow hedging are recognized in other comprehensive income (OCI).

Hedge accounting:

The Company, considering the benefits of reducing the volatility of results and the transparency of the effects of the protection, adopts hedge accounting. As provided in IFRS 9 - Financial Instruments, there are three types of hedging relationships:

●	Fair value hedge: the hedge of exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;
●	Cash flow hedge: the hedge of exposure to variability in cash flows that is attributable to a specific risk associated with the entire recognized asset or liability, or a component thereof, or a highly probable forecast transaction that could affect the result; and
●	Net investment hedge in foreign operations: the protection of a net investment in a foreign operating unit.

The Company’s debts, hedged items, are designated for fair value hedging, and changes in the fair values of the instruments and hedged items are recognized in profit or loss.

Unrecognized firm commitments, hedged objects, are designated for cash flow hedging, whose changes in the fair values of the hedging instruments are recognized in other comprehensive income – OCI.

Estimates and critical judgments

For hedged assets traded in an active market, fair value measurement is performed based on observable market prices, using a specialized tool, such as Bloomberg. In other cases, hedged instruments and assets are measured using the valuation techniques mentioned in IFRS 13 – Fair Value Measurement, which generally use assumptions based on market conditions.

NOTE 39 - RELATED PARTY TRANSACTIONS

Below are summarized the commercial transactions and respective balances with related parties of the Company:

39.1 - Main transactions occurred in 2024

Related Parties	Date of Operation	Object of the Contract	Transaction Amount
Eletrobras and Chapada do Piauí I Holding S/A.	6/7/2024	Issuance of a bank guarantee by a market financial institution (Banco BTG Pactual) as a guarantee to be provided in favor of creditors of the debt contracts of SPE Chapada do Piauí I, in accordance with an obligation previously established within the scope of such contracts. Eletrobras will provide a personal guarantee to the Guarantor in an amount equivalent to its shareholding in the Related Party, guaranteeing the obligations of the SPE in the event of default by the latter, enabling the issuance of the bank guarantee.	63,000
Chesf and CGT Eletrosul	6/17/2024	Sale of up to 2,334,742,000 common shares issued by Jirau Energia, representing up to 20% of the capital stock of the SPE, owned by Eletrobras CGT Eletrosul, to Eletrobras Chesf.	1,891,300

39.2 - Transactions with related parties

The commercial transactions and respective balances with related parties are summarized below:

	12/31/2024			12/31/2023
	Jointly controlled		Post-employment	Jointly controlled		Post-employment
Reserve	companies	Associates	benefit entities	companies	Associates	benefit entities
Assets
Clients	154,736	3,788	—	53,495	—	—
Dividends / Interest on own capital receivable	242,835	465,159	—	230,199	599,676	—
Other assets	1,286	41,056	59,712	709	46,306	146,981
	398,857	510,003	59,712	284,403	645,982	146,981

Passive items
Suppliers	6,255	—	—	23,121	—	459
Provisions	—	—	177,503	—	—	285,659
Social security contribution	—	—	12,907	—	—	29,237
Actuarial debt agreements	—	—	2,907,762	—	—	3,014,599
Sundry obligations	38,940	—	—	39,910	—	2,081
Loans and financing	—	—	—	—	—	1,172
Purchase of electricity	23,646	—	—	49,584	—	—
Other liabilities	—	—	63,648	—	—	141,649
	68,841	—	3,161,820	112,615	—	3,474,856

	12/31/2024		12/31/2023
	Jointly controlled	Post-employment	Jointly controlled		Post-employment
Result	companies	benefit entities	companies	Associates	benefit entities
Revenue from the use of electricity	401,993	—	179,157	—	—
Income from services rendered	7,324	—	43,649	—	—
Other Revenues	299,018	53	2,276	—	10,838
Interest income, commissions and exchange rates and variations	25,113	186	65,732	13,804	—
Purchase/sale of electricity	(543,908)	—	35,514	—	—
Network use charges	(57,723)	—	(104,629)	—	—
Other expenses	78,749	(244,812)	(133,289)	(78,768)	(107,915)
Financial expenses	(12)	(43,161)	—	—	(14,618)
	210,554	(287,734)	88,410	(64,964)	(111,695)

39.3 - Remuneration of key personnel

	12/31/2024	12/31/2023
Short-term benefits	64,820	92,851
Post-employment benefits	2,165	2,641
Shares based remuneration	17,820	28,594
Other long-term benefits	1,395	—
	86,200	124,086

Accounting Policy

A related party is a person or entity that is related to the Company. For purposes of presentation in the financial statements, only balances with relevant related parties are reported. In preparing the financial statements, intercompany transactions and balances with controlled related parties are eliminated.

NOTE 40 - ASSETS AND LIABILITIES HELD FOR SALE

The table below shows the assets and liabilities classified as held for sale on December 31, 2024:

	12/31/2024	12/31/2023
Chapada Piauí I	—	70,561
Chapada Piauí II	—	151,411
Candiota	—	30,977
Lago Azul Transmissão S.A.	7,407	—
Consórcio Energético Cruzeiro do Sul	596,664	—
Mata de Santa Genebra Transmissão S.A.	635,000	—
Thermal projects	3,263,031	2,934,192
Total Assets	4,502,102	3,187,141

Consórcio Energético Cruzeiro do Sul	109,502	—
Thermal projects	84,952	274,464
Total Liabilities	194,454	274,464

In June 2024, the Company concluded the signing of the agreement for the sale of the thermoelectric portfolio, with the Âmbar Energia S.A. group. The transfer of assets is subject to usual market precedent conditions.

In December 2024, the Company concluded the signing of an agreement with Copel Geração e Transmissão and Companhia Paranaense de Energia – Copel to carry out an asset/stake swap. Eletrobras will receive generation assets (100% of the Colíder HPP concession assets) plus R$ 365,000, and Copel will receive 49.0% of the Company’s stake in Consórcio Energético Cruzeiro do Sul and 49.9% of Eletrobras ‘ stake in the Mata de Santa Genebra S.A. transmission company. The transaction is subject to updates, adjustments, and usual market precedent conditions.

Accounting Policy

Non-current assets and groups of assets are classified as held for sale if their carrying amount will be recovered primarily through a sale transaction rather than through continued use. This condition is met only when the asset (or group of assets) is available for immediate sale in its current condition, subject only to customary terms for the sale of that asset (or group of assets), and its sale is considered highly probable. Management must be committed to the sale, which is expected to be completed within one year from the date of classification.

Non-current assets (or group of assets) classified as held for sale are measured at the lower of the previously recorded accounting value and the expected disposal value.

NOTE 41 – SUBSEQUENT EVENTS

41.1 - Dividend Payment

In January 2025, the Company paid interim dividends in the amount of R$2,201,690, referring to the advance allocation of the result for the year 2024, as follows:

•R$ 2.430751379 per class A preferred share;

•R$ 1.823063534 per class B preferred share; and

•R$ 0.862972093 per common share and golden share.

41.2 - Equity transaction with CELG DE PARTICIPAÇÕES - CELGPAR

In February 2025, the company completed an equity transaction involving its interests in two special purpose entities: Vale do São Bartolomeu Transmissora de Energia SA (VSB) and Lago Azul Transmissão SA (LAZ). This transaction included acquiring a 10% stake in VSB from CELGPAR and selling a 49.9% stake in LAZ to CELGPAR. As a result, Eletrobras now holds a 100% ownership stake in VSB, consolidating its control over the company, while CELGPAR holds a significant stake in LAZ.

41.3 – Federal Public Administration Mediation and Conciliation Chamber - CCAF

On March 26, 2025, the Conciliation Agreement was signed with the Federal Government, as a result of the mediation that took place at the CCAF, which is subject to two precedent conditions: full approval of its terms by the General Meeting of Shareholders of Eletrobras and the ratification of the Agreement by the Federal Supreme Court (STF).

The Conciliation Agreement was signed between the respective parties, but its effectiveness is subject to (i) the execution of an immediate suspension and conditional termination of the Investment Agreement entered into on April 22, 2022 between the Company and ENBPar, as provided for in this material fact; (ii) approval of the terms and conditions of the Conciliation Agreement, and of the amendments to the Company’s bylaws as to its governance rules, by the Company’s shareholders, gathered at an extraordinary general meeting to be called in due course, in which the Federal Government and the shareholders related to it shall abstain from voting; and (iii) approval of the Conciliation Agreement by the Federal Supreme Court in the proceedings of ADI No. 7,385.

If the conditions of effectiveness (ii) and (iii) set forth above have not been met in time for the call of the Annual General Meeting of Eletrobras to be held in April 2025, the parties will make their best efforts to ensure that the current Board of Directors of Eletrobras:

A list that will be presented to the shareholders for the election of the new composition of the board of directors, to be held at the meeting, may include 3 candidates nominated by the Federal Government, of which 1 will be appointed by the Federal Government to have his term of office automatically terminated if any of the conditions for the execution of the Conciliation Agreement are not met.

They may present, for deliberation at the same meeting, 1 candidate and respective alternate to the fiscal council, also appointed by the Union.

The Investment Agreement entered into on April 22, 2022 between the Company and ENBPar, related to certain aspects related to Eletronuclear S.A., in particular the financing of the Angra 3 Nuclear Power Plant, was immediately suspended after the execution of the Conciliation Agreement. In case of non-implementation of any of the conditions precedent of the Conciliation Agreement, the Investment Agreement will no longer be suspended.

•

The Investment Agreement referred to in the previous item will be terminated if and when there is a decision by the competent bodies determining the resumption of construction of the Angra 3 Nuclear Power Plant.

•

There will be no remaining obligations for new contributions, in any capacity, by the Company as a shareholder of Eletronuclear S.A. or for granting new guarantees in its favor, for any purpose, except as provided below.

•

The interested parties will request the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) to structure a new and comprehensive model for the project to complete the construction of the Angra 3 Nuclear Power Plant, and for this purpose, a new and independent extrajudicial mediation process must be established within the scope of the Mediation and Conciliation Chamber of the Federal Public Administration (CCAF), with this specific purpose, which will include the participation of all public and private bodies and entities involved and will observe art. 36, § 4º of Law No. 13.140, of June 26, 2015, with regard to the consent of the Rapporteur Minister of the Federal Court of Auditors.

•

The parties undertake, for the new rounds of negotiations referred to in the previous item, to comply with the premises set forth in art. 10, § 3 of Law No. 14,120, of March 1, 2021, in order to cumulatively meet the economic and financial viability of the project and its financing under market conditions, observing the principles of reasonableness and tariff affordability, after hearing the Empresa de Pesquisa Energética (EPE) in relation to the impact on the consumer.

•

The option for the new extrajudicial mediation procedure is the result of an autonomous decision by the parties, and will not be considered related to or prevent the approval of the Conciliation Agreement resulting from the current extrajudicial mediation procedure by the Federal Supreme Court in the proceedings of ADI No. 7,385.

•

The Federal Government will make efforts to support the Company in a possible divestment process for the sale of its shareholding in Eletronuclear S.A., by seeking a new shareholder who can assume, under terms to be agreed upon in due course, the obligations of the Investment Agreement referred to above.

•

The Eletronuclear S.A will issue debentures with a total nominal value of R$2.4 billion reais, to be subscribed by Eletrobras, with restricted use for financing the project to extend the useful life of the Angra 1 Nuclear Power Plant, the issuance of the respective series of which will observe the needs arising from the physical and financial schedule of this project.

•	The debentures referred to above will have the following conditions:

•Total term of 10 years

•4- year grace period from each issue

•	The Cost of National Treasury Notes Series B – NTN-B, plus interest, to be agreed upon, exclusively in relation to any installments that may be in default

With the exception of installments eventually due after their grace period, the debentures referred to above will be mandatorily convertible into shares of Eletronuclear S.A., if the following conditions are met cumulatively: o Reduction of the Sum of Personnel, Material, Third-Party Services and Other Expenses – PMSO of Eletronuclear S.A. up to the regulatory level defined by the National Electric Energy Agency – ANEEL, with a decreasing trajectory and defined until the end of the grace period of the debentures. o The assessment of compliance with the regulatory PMSO must observe the occurrence of situations that constitute unforeseeable circumstances or force majeure and cannot consider any expenses:

•	exclusively related to the construction and operation project of the Angra 3 Nuclear Power Plant; or
•

arising from the aforementioned PMSO adjustment process. o Obtaining additional resources for the full financing of the project to extend the useful life of the Angra 1 Nuclear Power Plant, if necessary, for which the receivables related to this Plant will be given as collateral. o Deliberation by the competent bodies determining the resumption of construction of the Angra 3 Nuclear Power Plant, taking into account the completion of new studies by BNDES and the conclusion of the new extrajudicial mediation procedure, with the Federal Government and/or ENBPar providing their contributions to the financing of this project exclusively through capital or granting of guarantees, respecting at least the amount necessary to prevent the increase in Eletrobras’ relative share in the total share capital of Eletronuclear S.A. due to the conversion of debentures into shares, also observing the amounts resulting from the capitalization provided for in the item below. o Capitalization of loans or advances for future capital increase outstanding granted by the Federal Government and/or ENBPar in favor of Eletronuclear S.A. for any reason.

•

Of the total debentures referred to above, the amount of R$500 million will not be converted into shares of Eletronuclear S.A., in the event that there is consensus between the parties regarding the modeling for the project to conclude the construction of the Angra 3 Nuclear Power Plant within the scope of the Mediation and Conciliation Chamber of the Federal Public Administration (CCAF) to be established for this specific purpose.

•

Termination of the investment agreement will not result in any change, novation or modification of any nature in the guarantees previously provided by the Company in the financing contracted in favor of Eletronuclear S.A. prior to the privatization of Eletrobras.

•

The receivables from the Angra 1 Nuclear Power Plant, in the amount not committed to the contracting of financing, if necessary, for the full completion of the project to extend the useful life of the aforementioned Angra 1 Nuclear Power Plant, will be given as collateral for the financing obtained prior to the privatization of the Company to enable the completion of the construction of the Angra 3 Nuclear Power Plant.

The Company will not object to future capital increases of Eletronuclear S.A. by the Federal Government directly or indirectly, and in any case, corporate legislation will be observed, in particular Law No. 6,404 of December 15, 1976 (Corporation Law), and its provisions protecting the rights of minority shareholders.

41.4 – Delisting of shares

In March 2025, the Board of Directors of BME – Bolsa y Mercados Españoles Sistemas de Negociación SA, approved the request for delisting of Eletrobras ‘ shares from the Latin American Securities Market (Latibex), therefore, the Company is no longer listed on said trading environment. The Company’s shares continue to be traded on B3 SA – Brasil, Bolsa, Balcão and on the New York Stock Exchange - NYSE.

41.5 – Establishment of EletrobrasPREV

In March 2025, Previc authorized the creation of a new closed supplementary pension entity – EletrobrasPrev (Private Pension Foundation). The decision was published in the Official Gazette of the Union this Tuesday (12/3) through PREVIC Ordinance No. 225/2025.

Ivan de Souza Monteiro

CEO

Eduardo Haiama

CFO

Marcos José Lopes

Director of Accounting – CRC-RJ 100854/O

Antônio Varejão de Godoy

Executive Vice-President of Operations and Security

Camila Gualda Sampaio Araújo

Executive Vice-President of Governance, Risk, Compliance and Sustainability

Elio Gil de Meirelles Wolff

Executive Vice-President of Strategy and Business Development

Ítalo Tadeu de Carvalho Freitas Filho

Executive Vice-President of Commercialization and Energy Solutions

Juliano de Carvalho Dantas

Executive Vice-President of Innovation, R&D and IT

Marcelo de Siqueira Freitas

Legal Executive Vice-President

Renato Costa Santos Carreira

Executive Vice- President of Supplies and Services

Executive Vice-President of People, Management and Culture (interim)

Robson Pinheiro Rodrigues de Campos

Executive Vice-President of Expansion Engineering

Rodrigo Limp Nascimento

Executive Vice-President of Regulation, Institutions and Markets