Form 20-F
period 2025-12-31
AXIA Energia S.A.
filed 2026-04-24
CIK 1439124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________________________________________
FORM 20-F
_____________________________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-34129

AXIA ENERGIA S.A.
(exact name of registrant as specified in its charter)
_____________________________________________________________________________

AXIA Energia S.A.
(translation of registrant’s name into English)

Federative Republic of Brazil
(jurisdiction of incorporation or organization)

26 Graça Aranha Avenue 19th floor, Centro, Zip Code 20030-900, Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

Eduardo Haiama Chief Financial and Investor Relations Officer (55 21) 2514-6435 — vfr@axia.com.br Graça Aranha, 26 19th floor, CEP 20030-900 - Rio de Janeiro — RJ — Brazil
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
_____________________________________________________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share	AXIA	New York Stock Exchange
Common Shares, no par value*		New York Stock Exchange
American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class "B1" Preferred Share	AXIA PR	New York Stock Exchange
Class "B1" Preferred Shares, no par value*		New York Stock Exchange
American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class "C" Preferred Share	AXIA PRC	New York Stock Exchange
Class "C" Preferred Shares, no par value*		New York Stock Exchange
______________________________________________________________________________
*Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the SEC.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
_____________________________________________________________________________
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025, was

1,975,377,219 Common Shares
142,559 Class "A1" Preferred Shares
266,462,114 Class "B1" Preferred Shares
589,277,795 Class "C" Preferred Shares
1 Special Class Preferred Share (golden share)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☐ Yes    ☐ No

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise indicated or the context otherwise requires, all references to the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to AXIA Energia S.A., formerly known as Centrais Elétricas Brasileiras S.A. - Eletrobras, and its consolidated subsidiaries.
We have prepared our consolidated annual financial statements as of December 31, 2025 and 2024 for the three year period ended December 31, 2025 in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), including the interpretations issued by the IFRS Interpretations Committee or its predecessor, Standing Interpretations Committee.
For certain statutory purposes, such as providing reports to our shareholders located in Brazil and determining dividend payments, other profit distributions and tax liabilities in Brazil, we also prepare, as required, a parent company and consolidated statutory financial statements in accordance with accounting practices adopted in Brazil and IFRS Accounting Standards. These financial statements must be filed with the CVM within three months of the year-end and approved at our shareholders’ general ordinary meeting within four months after the year-end, in compliance with the Brazilian and U.S. Law.
On October 22, 2025, the Company disclosed the change of its brand to “AXIA Energia,” noting that the change of its corporate name from Centrais Elétricas Brasileiras S.A. - Eletrobras to AXIA Energia S.A. was still subject to shareholder approval, which was received on April 15, 2026. On November 10, 2025, the trading symbols (tickers) of the Company’s shares listed on B3 and the NYSE were changed, as detailed on item "9C. Markets" of this Annual Report.

In this Annual Report, the term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian Government” refers to the Federal Government of Brazil. The term “Central Bank” refers to the Brazilian Central Bank. The terms “real” and “Reais” and the symbol “R$” refer to the legal currency of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States of America.
Certain figures in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

GLOSSARY
•“ACL”, refers to Ambiente de Contratação Livre, or Free Market.
•“ACR”, refers to Ambiente de Contratação Regulada, or Regulated Market.
•“ADS” refers to a U.S. dollar-denominated equity share representing a specified number of shares in a foreign company. ADSs are issued by a depositary bank and traded on U.S. stock exchanges, allowing investors to indirectly own shares of non-U.S. companies. Each ADS corresponds to a specific number of foreign issuer’s shares, which are held by a custodian bank in an issuer’s home country. ADSs representing our common shares are traded on the NYSE under the ticker symbol AXIA, and each ADS represents one common share. In addition, ADSs representing our Class "B1" and Class "C" preferred shares are also traded on the NYSE under the ticker symbols AXIA PRB and AXIA PRC, and each ADS represents one (1) Class "B1" preferred share and one (1) Class "C" preferred share, respectively.

•“Amazonas D” refers to the former name of Amazonas Energia S.A., a distribution company operating in the state of Amazonas.
•“Amazonas Energia” refers to Amazonas Energia S.A., a privately held distribution company operating in the state of Amazonas, formerly Amazonas D prior to its privatization.
•“Amazonas GT” refers to Amazonas Geração e Transmissão de Energia S.A., a generation and transmission company operating in the state of Amazonas, consolidated by Eletronorte.
•“ANEEL” refers to the Agência Nacional de Energia Elétrica, the Brazilian Electric Power Regulatory Agency.
•"APP" refers to Área de Preservação Permanente, or Permanent Preservation Areas.
•
•“Auren Energia” refers to Companhia Energética de São Paulo (CESP).
•“AXIA Energia Nordeste” refers to AXIA Energia Nordeste S.A., formerly known as Companhia Hidroelétrica do São Francisco, one of our generation and transmission subsidiaries.
•“AXIA Energia Norte” refers to AXIA Energia Norte S.A., formerly known as Centrais Elétricas do Norte do Brasil S.A., one of our generation and transmission subsidiaries.
•“AXIA Energia Sul” refers to AXIA Energia Sul S.A., formerly known as Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, a subsidiary of AXIA Energia.
•“B3” refers to B3 S.A.—Brasil, Bolsa Balcão, the Brazilian Stock Exchange.
•“Bankruptcy Law” refers to Brazilian Law No. 11,101/2005, as amended.
•“Basic Grid” refers to interconnected transmission lines, energy transformers and equipment with voltage equal to or higher than 230 kV, or installations with lower voltage as determined by ANEEL.
•“BNDES” refers to Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank.
•“Boa Vista Energia” refers to the former name of Roraima Energia S.A., a distribution company operating in the city of Boa Vista, in the state of Roraima.
•“Brazilian Anti-corruption Law” refers to Brazilian Law No. 12,846/2013 and Decree No. 8,420/2015, collectively.
•“Brazilian Corporate Law” refers to Lei das Sociedades por Ações - Lei das S.A., or Brazilian Law No. 6,404/1976, as amended, which provides for joint-stock companies.
•“Brazilian Payment System (SPB)” refers to Sistema de Pagamentos Brasileiro, the infrastructure regulated by the Central Bank of Brazil that facilitates secure and efficient financial transactions, including payments, transfers, and settlements. It integrates banks, financial institutions, and payment service providers, supporting key money transfer systems like PIX, TED, DOC, and interbank settlements.
•“CADE” refers to Conselho Administrativo de Defesa Econômica, the Brazilian Antitrust Authority.
•“Capacity charge” refers to the charge for purchases or sales based on contracted firm capacity whether or not consumed.
•“CBS” refers to Contribuição Social sobre Operações com Bens e Serviços; a new social contribution tax introduced by Constitutional Amendment No. 132/23 as part of Brazil’s tax reform. It replaces PIS and the COFINS on transactions involving goods and services.
•“CCAF” refers to the federal mediation and conciliation chamber, Câmara de Mediação e de Conciliação da Administração Pública Federal.
•“CCC Account” refers to Conta de Consumo de Combustível, or Fuel Consumption Account.
•“CCEAR” refers to Contratos de Comercialização de Energia no Ambiente Regulado, contracts for the commercialization of energy in the Regulated Market.
•“CCEE” refers to Câmara de Comercialização de Energia Elétrica, the Brazilian electric energy trading chamber.
•“CDE Account” refers to Conta de Desenvolvimento Energético, the energy development account.
•“CDI” refers to Interbank Certificate of Deposit.
•“Central Bank” refers to the Central Bank of Brazil.
•“CEPEL” refers to Centro de Pesquisas de Energia Elétrica, a research centre of the Brazilian electric sector.
•“CERON” refers to the former name of Energisa Rondônia, a distribution company operating in the state of Rondônia.
•“CGTEE” refers to Companhia de Geração Térmica de Energia Elétrica, one of our former generation subsidiaries.
•“CGU” refers to Cash-Generating Unit.
•“CMN” refers to Conselho Monetário Nacional, the highest authority responsible for Brazilian monetary and financial policy.
•“CNPE” refers to Conselho Nacional de Política Energética, the National Council of Energy Policy, the advisory agency to the President of the Republic of Brazil for the formulation of policies and guidelines in the energy sector.
•“Code” refers to the U.S. Internal Revenue Code of 1986, as amended.
•“COFINS” refers to Contribuição para o Financiamento da Seguridade Social, the tax contribution for the financing of social security.
•“CONAMA” refers to Conselho Nacional do Meio Ambiente, the Brazilian advisory and deliberative body of the National Environmental System.
•“Concessionaires or concessionaire companies” refers to companies to which the Brazilian Government transfers rights to supply electrical energy services (generation, transmission, distribution) for a particular region in accordance with agreements entered into between the companies and the Brazilian Government pursuant to Law No. 8,987/1995 and Law No. 9,074/1995 (together, the “Concessions Laws”).
•“COPOM” refers to Comitê de Política Monetária, the Brazilian Monetary Policy Committee.

•“CPPI” refers to Conselho do Programa de Parcerias de Investimentos, the Investment Partnerships Program Council, which is the government entity that evaluates and recommends PPI projects to the president and advises on partnerships relating to PPI projects.
•“CVM” refers to Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission.
•“Cumulative voting rights” refers to Voto múltiplo. Article 141 of the Brazilian Corporate Law and CVM regulations allow shareholders holding more than 10% of the voting capital to request cumulative voting rights, a system that enhances minority shareholder representation by allowing them to concentrate their votes on one or more candidates. Each voting share receives a number of votes equal to the number of board seats being filled, which can then be allocated to a single candidate or spread among multiple candidates.
•“Depositary Bank” refers to Citibank, N.A., the depositary bank for our ADSs in the U.S.
•“Distribution” refers to the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers through a distribution system. Electricity reaches consumers such as residential consumers, small industries, commercial properties and public utilities at a voltage of 220/127 volts.
•“Distributor” refers to an entity supplying electrical energy to a group of customers using a distribution grid.
•“EGM” refers to the Extraordinary Meeting of our shareholders.
•“Electricity Regulatory Law” refers to Brazilian Law No. 10,848/2004 (Lei do Novo Modelo do Setor Elétrico), enacted on March 15, 2004, which regulates the operations of companies in the electricity industry.
•“Eletroacre” refers to the former name of Energisa Acre, a distribution company operating in the state of Acre.
•“AXIA Energia Privatization Law” refers to Brazilian Law No. 14,182/2021, resulting from the conversion of Provisional Measure No. 1031, of February 23, 2021.
•“Eletronuclear” refers to Eletrobras Termonuclear S.A., one of our former generation subsidiaries and current generation affiliate as of the consummation of our Privatization.
•“Eletropar” refers to Eletrobras Participações S.A., a holding company subsidiary created to hold equity investments (formerly, Light Participações S.A. — LightPar) which was merged with and into us in May 2025.
•“Energy charge” refers to the variable charge for purchases or sales based on actual electricity consumed.
•“ENBPar” refers to Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A., holding company directly owned by the Brazilian Government that controls Brazil’s 50% interest in Itaipu and is the controlling shareholder of Eletronuclear.
•“EPE” refers to Empresa de Pesquisa Energética, the Brazilian Energy Research Company.
•“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.
•“Final consumer or end user” refers to a party who uses electricity for its own needs.
•“Fiscal Council” refers to the Company’s permanent Fiscal Council.

•“FND” refers to Fundo National do Desestatização, the national privatization fund.
•“Foreign investor” refers to individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil.
•“Free consumers” refers to customers that are connected to the system at a voltage level higher than or equal to 1 kV.
•“Free Market” refers to Ambiente de Contratação Livre, the Brazilian energy market based on freely negotiated contracts.

•“Furnas” refers to Furnas Centrais Elétricas S.A., former generation and transmission subsidiary which was merged into us in 2024.
•“GSF” refers to Generation Scaling Factor, a hydrological risk indicator that measures the ratio between hydroelectric power generation and the energy contracted by hydro plants.
•“High voltage” refers to a class of nominal system voltages equal to or greater than 100,000 volts (100 kVs) and less than 230,000 volts (230 kVs).
•“Hydroelectric plant or hydroelectric facility or hydroelectric power unit” refers to a generating unit that uses waterpower to drive the electric generator.
•“IBGE” refers to Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics.
•“IBS” refers to Imposto sobre Operações com Bens e Serviços, a consumption tax introduced by Constitutional Amendment No. 132/23 as part of Brazil’s tax reform. It replaces multiple federal, state, and municipal taxes, including IPI, PIS, COFINS, ICMS, and ISS, unifying them into a single tax on transactions involving goods and services, charged on consumption.
•“ICMS” refers to Imposto sobre Circulação de Mercadorias e Serviços, the State Tax on Circulation of Goods and Services.
•“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
•“IGPM” refers to Índice Geral de Preços—Mercado, the Brazilian general market price index, similar to the retail price index.
•“INPI” refers to Instituto Nacional da Propriedade Industrial, the Brazilian Institute of Industrial Property.
•“Installed capacity” refers to the level of electricity which can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer.
•“Interconnected Power System” refers to Sistema Interligado Nacional, the system or grid for the transmission of energy, connected by means of one or more links (lines and/or transformers).
•“IPCA” refers to Índice de Preços ao Consumidor Amplo, Brazil’s official consumer price index, released monthly, measuring inflation through changes in the cost of a broad basket of goods and services for households earning 1 to 40 minimum wages.
•“IRPJ and CSLL” refers to corporate income tax and social contribution tax on net profits.
•“ISA Energia” refers to the new name for Companhia de Transmissão de Energia Elétrica Paulista (CTEEP).
•“Isolated System” refers to generation facilities in the North of Brazil not connected to the Interconnected Power System.
•“ISS” refers to Imposto Sobre Serviços, the tax levied on the provision of services carried out by companies and self-employed professionals.
•“Itaipu” refers to Itaipu Binacional, the hydroelectric generation facility owned equally by Brazil and Paraguay.
•“Kilovolt (kV)” refers to one thousand volts.
•“Kilowatt (kW)” refers to 1,000 watts.
•“Kilowatt Average (kWavg)” refers to average watts of power supplied or demanded for one hour.
•“Kilowatt Hour (kWh)” refers to one kilowatt of power supplied or demanded for one hour.

•“Law No. 13,303/2016” refers to the State-Owned Companies Law, which establishes governance, transparency, and compliance rules for Brazilian state-owned and mixed-capital companies.
•“Law No. 14,286/2021” refers to a Brazilian law modernizing the foreign exchange market, regulating Brazilian capital abroad and foreign capital in Brazil.
•“LI” refers to Licença de Instalação, or Installation License.
•“LGPD” refers to Lei de Geral de Proteção de Dados, or General Data Protection Law or Law No. 13,709/2018.
•“LP” refers to Licença Prévia, or Preliminary License.
•“Low or Nil Tax Jurisdiction” refers to a country or location that (1) does not impose taxation on income, (2) imposes income tax at a maximum rate lower than 17.0% or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. The list of jurisdictions considered Low or Nil Taxation Jurisdictions by the Brazilian tax authorities is currently provided in Normative Ruling No. 1,037/2010.
•“MESA” refers to Madeira Energia S.A., AXIA Energia’s subsidiary.
•“MESA Arbitration” refers to the arbitration described in “Item 8–Financial Information–Litigation–Arbitration–MESA Arbitration.”
•“Megawatt (MW)” refers to one million watts.
•“Megawatt hour (MWh)” refers to one megawatt of power supplied or demanded for one hour, or one million watt-hours.
•“Mixed capital company” refers to a company with public and private sector shareholders, but controlled by the public sector, pursuant to Brazilian Corporate Law.
•“MME” refers to Ministério de Minas e Energia, the Brazilian Ministry of Mines and Energy.
•“MPF” refers to Ministério Público Federal, the federal prosecutor’s office.
•“MRE refers to Mecanismo de Realocação de Energia, the Energy Reallocation Mechanism.
•“National Environmental Policy Act” refers to Brazilian Law No. 6,938/1981, as amended.
•"Novo Mercado” refers to B3’s highest corporate governance listing segment
•“Novonor” refers to the former Odebrecht S.A., a Brazilian conglomerate that provides engineering and infrastructure construction services.
•“Non-Brazilian holder” refers to a shareholder or ADS holder who is not considered domiciled in Brazil for Brazilian tax and regulatory purposes.
•“NYSE” refers to the New York Stock Exchange.
•“OECD” refers to the Organization for Economic Co-operation and Development.
•“ONS” refers to Operador Nacional do Sistema Elétrico, the national electricity system operator.
•“PAR Procel” refers to Procel Resource Application Plans.
•“PDV” refers to Plano de Demissão Voluntário, the Voluntary Dismissal Plan.
•“PDC” refers to Plano de Demissão Consensual, one of our Consensual Dismissal Plans.
•“PIEs” refers to Produtor Independente de Energia, or Independent Power Producers.
•“PIS” refers to Programa de Integração Social, the tax contribution for the financing of social security.

•“PLD” refers to Preço de Liquidação das Diferenças, or settlement price of differences, Brazil’s weekly electricity spot market price, set by the CCEE to balance supply and demand differences.
•“PPI” refers to Programa de Parceria de Investimentos da Presidência da República, the Investments Partnership Program of the Brazilian Government created to expand and accelerate the partnerships between the Brazilian Government and private entities.
•“Procel” refers to Programa Nacional de Combate ao Desperdício de Energia Elétrica, the national electrical energy conservation program.
•“Proinfa” refers to Programa de Incentivo às Fontes Alternativas de Energia Elétrica, the program for incentives to develop alternative electric energy sources.
•“PwC” refers to PricewaterhouseCoopers Auditores Independentes Ltda.
•“RAG” refers to Receita Anual de Geração, the annual generation revenue.
•“RAP” refers to Receita Anual Permitida, the Annual Allowable Revenue.
•“RIMA” refers to Relatório de Impacto Ambiental, Environmental Impact Report.
•“RBNI” refers to Rede Básica Novas Instalações, the Basic Grid of New Installations.
•“RBSE” refers to transmission infrastructure assets originally included in concession agreements entered into in 2001, typically identified as Rede Básica Sistema Existente, the Basic Grid Existing System.
•“RC No. 13” refers to Resolução Conjunta No. 13, a joint resolution of the Brazilian Central Bank and the CVM, which came into force on January 1, 2025, and revoked Resolution No. 4,373. Under the provisions of RC No. 13, foreign investors trading directly on Brazilian stock exchanges or on organized over-the-counter markets must meet specific requirements. See “Item 9C. Markets—Investment in our Preferred Shares by Non-Residents of Brazil.”
•“Regulated Market” refers to Ambiente de Contratação Regulada, the Brazilian regulated energy market.
•“Reference Form” refers to Formulário de Referência, the annual disclosure form for Brazilian public companies, mandated by CVM.
•“RGR Fund” refers to Reserva Global de Reversão, a fund funded by consumers and providing compensation to all concessionaires for non-renewal or expropriation of their concessions used as a source of funds for the expansion and improvement of the electrical energy sector.
•“SAESA” refers to the wholly owned parent of Santo Antônio Energia S.A.
•“SEC” means U.S. Securities and Exchange Commission.

•“Securities Act” refers to the U.S. Securities Act of 1933, as amended.
•“SELIC rate” refers to an official overnight government rate applied to funds traded through the purchase and sale of public debt securities established by the special system for custody and settlement.
•“Settlement Agreement” refers to the settlement agreement entered into on March 26, 2025, by us and the Brazilian Government, as further described in “Item 4. Information on the Company—A. History and Development—Settlement with the Brazilian Government.”
•“Small hydroelectric power plants” refers to power plants with capacity from 5 MW to 30 MW.
•“SOFR” refers to the Secured Overnight Financing Rate.
•“SPE” refers to a special purpose entity.
•“STF” refers to Supremo Tribunal Federal, the Brazilian Federal Supreme Court.

•“STJ” refers to Superior Tribunal de Justiça, the Brazilian Superior Court of Justice.
•“Substation (SE)” refers to an assemblage of equipment that switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.
•“SUDAM” refers to Superintendência do Desenvolvimento da Amazônia, the Brazilian Federal Agency that promotes the economic and social development of the North region.
•“SUDENE” refers to Superintendência do Desenvolvimento do Nordeste, the Brazilian Federal Agency that promotes the economic and social development of the Northeast region.
•“TCFD” refers to the Task Force on Climate-related Financial Disclosures.
•“TCU” refers to Tribunal de Contas da União, the Brazilian Federal Audit Court.
•“TFSEE” refers to Taxa de Fiscalização de Serviços de Energia Elétrica, the fee for the supervision of electricity energy services.
•“Thermoelectric plant or thermoelectric power unit” refers to a generating unit that uses combustible fuel, such as coal, oil, diesel natural gas or another hydrocarbon as the source of energy to drive the electric generator.
•“TJLP” refers to Taxa de Juros de Longo Prazo, Brazil’s former Long-Term Interest Rate, set quarterly by the National Monetary Council (CMN) and used for BNDES financing until it was replaced by the TLP (Taxa de Longo Prazo) in 2018.
•“TPR” refers to Transações com Partes Relacionadas, or Related-Party Transactions.
•“Transmission Line (LT)” refers to the bulk transfer of electricity from generating facilities to the distribution system at the load center station by means of the transmission grid (in lines with a capacity between 69 kV and 525 kV).
•“TRF” refers to Tribunal Regional Federal, the Regional Federal Courts that are the courts of appeal of Federal Courts of Brazil.
•“U.S. GAAP” refers to United States generally accepted accounting principles.
•“UBP Fund” refers to Fundo de Uso de Bem Público, a public asset use fund, a Brazilian investment fund leveraging public assets to finance energy sector projects.
•“Volt (V)” refers to the basic unit of electric force analogous to water pressure in pounds per square inch.
•“WHT” refers to withholding tax.
•“Watt” refers to the basic unit of electrical power.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This Annual Report includes certain forward-looking statements, including statements regarding our intent, belief or current expectations or those of our officers with respect to, among other things, our financing plans, trends affecting our financial condition, results of operations, and the impact of plans and strategies. These forward-looking statements are subject to risks, uncertainties, and contingencies including, but not limited to, the following:
•changes in volumes and patterns of customer electricity usage;
•our ability to maintain our current market share;
•our ability to serve our customers on a satisfactory basis;
•competitive conditions in Brazil’s electricity generation market and transmission market through auctions;
•the impacts of climate change, including changes in rainfall and water levels at the reservoirs used to run our hydroelectric power generation facilities, as well as extreme weather events such as storms, fires and strong winds, impacting our generation and transmission activities;
•risks related to potential expansion projects involve engineering, construction, regulatory, environmental and other significant risks, which may delay or prevent successful completion of one or more projects; increase the costs of projects; and/or result in the failure of facilities to operate or generate income in accordance with our expectations.
•impacts on our critical infrastructure caused by cyberattacks, which can be accelerated by emerging technologies such as artificial intelligence, or any failures in our information technology systems, information security systems, and telecommunications systems;
•the impact of our ongoing and future litigation, criminal investigation and administrative proceedings;
•the likelihood that we make payments or are required to record further provisions in respect of compulsory loans;
•existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area, hydroelectric risk and other matters;
•adoption of measures by the granting authorities in connection with our current and future concession agreements;
•the imposition of administrative penalties in respect of any default under our concession agreements executed with the Brazilian Government and any non-compliance with ANEEL’s regulatory provisions;
•our ability to execute our business strategy, including our growth strategy and financing and capital expenditure plans;
•our level of debt and ability to obtain financing on favorable terms or at all;
•general economic, regulatory, political and business conditions in Brazil and abroad, including the general instability arising from armed conflicts and their respective impacts on the global economy, as well as any related developments;
•interest rate fluctuations, inflation and the value of the Brazilian real in relation to the U.S. dollar;
•changes in laws and regulations, including those affecting tax and environmental matters;
•any judicial, political or other challenges in connection with our Privatization;
•the impact of strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors;
•the impact of widespread health developments, epidemics, natural disasters and other catastrophes, and the governmental, commercial, consumer and other responses thereto.

The words “believe,” “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “estimate,” “project,” “target,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements as a result of new information, future events or otherwise.
Forward-looking statements do not guarantee future performance and are subject to risks and uncertainties. In light of these risks and uncertainties, the events and circumstances discussed in this Annual Report might not occur. Our actual results and performance could differ substantially from those anticipated in this Annual Report.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A.[Reserved.]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.

D.Risk Factors
Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, in addition to the other information set forth in this Annual Report on Form 20-F, including the consolidated financial statements and the related notes included elsewhere in this Annual Report, before purchasing our securities. Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in any of our securities. Our business, as well as our reputation, financial condition, results of operations, and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Relating to our Company
Following the consummation of our Privatization, we are subject to continuing obligations that expose us to certain ongoing risks, including but not limited to obligations that we and our subsidiaries must satisfy as part of our Privatization process and the related renewal of certain of our generation concessions’ contracts for a 30-year term.
The AXIA Energia Privatization Law and related regulations include certain obligations that we and our subsidiaries must satisfy as part of our Privatization process and the related renewal of certain of our generation concessions’ contracts for a 30-year term, such as: (i) contributions to the CDE Account and to regional funds, which are being fulfilled according to the deadlines established in the AXIA Energia Privatization Law; and (ii) the optimal use of our plants - under the new concession agreements, we and our subsidiaries had to carry out studies for the modernization and repowering of these plants within 36 months from June 2022, when the new concession agreements were signed. These studies were delivered in July 2024 and, to date, the regulatory authorities have not expressed any position on the matter, although there remains a possibility of a late response from regulatory authorities that may require new studies or additional investments.
Our Privatization is being challenged in court and was the subject of a mediation with the Brazilian Government. These challenges and their effects may make it more difficult for us to raise capital, maintain our investments and current market share, as well as negatively affect our operations, long-term debt ratings, price of our shares and ADSs, and our ability to finance our operations at favorable rates or at all.
Our Privatization, as well as the legislative proceeding that resulted in the enactment of the AXIA Energia Privatization Law, was and may further be challenged by public or private entities, regulatory bodies, consumer groups, or others, or be suspended by Brazilian courts, which could have adverse legal and reputational effects on us. In addition, our corporate restructuring may also be challenged in court. As of the date of this Annual Report, there are 16 ongoing lawsuits challenging our Privatization, including lawsuits relating to the process, preparatory acts and law approving our Privatization, in addition to direct challenges to the Privatization itself. We consider the risk of loss to be possible in respect of these lawsuits.
The Brazilian Government also challenged our Privatization, which led to a mediation before the CCAF and resulted in us signing a Settlement Agreement, ratified by Federal Supreme Court on December 11, 2025 (ADI 7385 - https://portal.stf.jus.br/processos/detalhe.asp?incidente=6635975). However, our Privatization and related acts, as well as their effects and any associated obligations, may continue to be subject to challenges, interpretations and further judicial, regulatory and administrative developments.
If our Privatization continues to be challenged, it could negatively affect our ability to finance our operations at favorable rates and maintain our investments and current market share. Additionally, such challenges could also impact on our ratings and the price of our shares and ADSs.
We are exposed to claims for our historic management of certain sectoral funds and governmental programs.
We managed the RGR Fund and sectoral funds such as the CDE Account and CCC Account until April 30, 2017. As part of our Privatization process, the Brazilian government programs Proinfa, Procel, Luz para Todos, and Mais Luz para a Amazônia were transferred to ENBPar. Following the transfer to ENBPar, we are liable for a five-year period for any actions taken by us during our period of management pursuant to the statute of limitations set out in TCU Ordinance No. 344/2022. This five-year period began in June 2023 for the Proinfa and Procel programs and in June 2024 for the Luz para Todos and Mais Luz para a Amazônia programs. A proceeding filed under this Ordinance may remain inactive for up to three years. Both statutes of limitation are subject to hindrance, suspension, and interruption rules.
In the event that the Brazilian authorities, including, but not limited to, Ministry of Mines and Energy ("MME"), TCU, CGU and the Federal Public Prosecutor's Office (MPF), conclude that we mismanaged any funds under these government programs, they may impose fines, as well as criminal and civil liability. In July 2019, ANEEL imposed a fine of R$51.7 million for our non-compliance in respect of the management of the CCC Account. We filed an appeal against this fine in the judicial court, but as of December 31, 2025, no final decision has been issued.

The success of our operations and implementation of our strategy depends in large part on our ability to retain key personnel and cultivate a high-performance culture focused on results.
Our ability to successfully implement our strategic objectives is contingent upon retaining members of our management and certain key employees, and fostering a high-performance culture focused on results. The technical qualifications, knowledge, and efforts of our management and certain key personnel are crucial to our operations. If any of these individuals leave, we may struggle to replace them promptly with equally qualified professionals, which could hinder our strategic initiatives.
Our strategy to position ourselves as an innovative clean energy company necessitates the development of a high-performance culture characterized by lean management, increased competitiveness, and cost reduction. This requires significant operational and managerial changes across our group of companies, alongside the implementation of key performance indicators to enhance operational efficiency and safety. These changes may include the implementation of new processes, new business management systems, or updated versions of existing ones, which require the involvement of management and the engagement of professionals from different areas and could adversely affect our business operations.
We face intense competition for skilled personnel, and regulatory constraints on employee compensation may further challenge our ability to attract and retain talent. Moreover, aligning our workforce with a culture focused on performance and results is a complex process that may not be swiftly achieved.
Failure to retain essential personnel or to cultivate a culture of efficiency and excellence could adversely affect our business operations, financial condition, and growth prospects, potentially impacting on our profitability and the market value of our shares and ADSs.

Risks Relating to our Operations
Our increasing reliance on energy commercialization on the Free Market exposes us to certain risks that may have an adverse effect on our revenues, results of operations and financial condition.
As part of our Privatization, we entered into new concession agreements with respect to the plants that were previously subject to Law No 12,783/13 under which energy allocation was carried out under the physical guarantee quota mechanism on the Regulated Market. Under the new concession agreements, the commercialization of energy is gradually being moved to the Free Market at a rate of 20% per annum beginning on January 1, 2023.
As opposed to the quota mechanism, where rates are fixed and revenues tend to be relatively stable, the commercialization of energy on the Free Market is much more dynamic and complex and depends on our analysis of, and assumptions about, factors including hydrological trends, expectations about supply and demand, historical behavior of prices and market variables.
Accordingly, the gradual increase in our commercialization of energy on the Free Market exposes us to various risks, including:
•projections of future energy price curves which do not materialize;
•the introduction or extension of legal and fiscal incentives for the development of other energy sources (such as thermal plants powered by gas, wind or solar projects) that can displace the need for the supply of energy generated by hydroelectric plants;
•market, liquidity and counterparty risks; and
•hydrological conditions (GSF and short-term price fluctuations).
Our commercialization planning considers the main conditions applicable to the market and our portfolio. However, if our assumptions do not hold true or if our strategy is otherwise not successful, there may be adverse effects on our revenues, results of operations and financial condition.

Regarding our exposure to counterparty risk, if we increase our participation in the Free Market and expand our customer base, including smaller businesses that may be more likely to default, this can negatively affect our operational results and financial condition.
Construction, expansion and operation of our electricity generation and transmission facilities involve significant risks that may result in loss of revenue or increase in expenses.
The construction, expansion, and operation of electricity generation and transmission facilities involve numerous significant risks, including:
•difficulty in obtaining appropriate government permits and approvals, leading to delays and impacts on revenues;
•regulatory changes that may delay project grid connection or affect transmission and distribution tariffs;
•regulatory changes in dam safety obligations;
•delays in obtaining national operator approval for power grid disconnection, impacting project timelines;
•issues with contractor performance and delays in the supply of equipment or materials, affecting operations;
•robberies and thefts at our facilities and/or construction sites;
•unforeseen engineering issues and hidden flaws in project construction;
•construction delays or unexpected cost overruns;
•lack of sufficient funding;
•temporary facilities closures or stoppages due to epidemics, pandemics or public disasters;
•impacts from conflicts with traditional communities during project implementation and operation;
•hydrological and climate-related interferences;
•political and judicial interferences;
•macroeconomic conditions that may jeopardize projects viability; and
•compromised production capacity of equipment manufacturers, reducing competitiveness or making partnerships unfeasible.
If we encounter any of these risks, we may face delays in construction, cost overruns, and challenges in meeting electricity generation and transmission targets. We could also incur fines or other regulatory penalties, which may impact our financial condition and results of operations.
Our results are dependent on the results of our subsidiaries, affiliates and special purpose entities ("SPEs") in which we invest and for whom we act as guarantor in respect of certain project-related loans.
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
Our revenues and ability to meet our financial obligations are related, in part, to the cash flow generated by, and earnings of, our subsidiaries, affiliates and SPEs, and the distribution or other transfers of earnings to us in the form of dividends, loans or other advances and payments.
We are also subject to certain risks in relation to our SPEs by virtue of the financial guarantees we provide in respect of our share in several projects conducted through these SPEs.
If any of our SPEs or affiliates default on their obligations, these guarantees may be called upon. A default with a single lender may trigger cross default clauses in other financing contracts, which could lead to other creditors requesting the acceleration of their loans. Any such cross acceleration would impact the enforcement of the guarantees provided by us and could adversely affect our financial condition.
Failures in our systems of information technology, information security and telecommunications may adversely impact us due to cyber security incidents among other reasons.
Our operations are heavily reliant on information technology, data systems, and telecommunications services. In the corporate sphere, we extensively use enterprise resource planning systems and other interconnected systems, as well as network and cloud infrastructures. Operationally, we depend on systems that monitor and operate in our industrial environment, and on the infrastructure of operational centers and equipment that send or receive data from the National Electricity System Operator ("ONS") and other agents.
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
Cybersecurity attacks have increased worldwide in recent years, and we cannot assure that we will be able to address future attacks successfully. Separately, the remote working arrangements we have implemented have increased our dependence on information technology systems and infrastructure, and they may further expand our vulnerability to this risk. In the event of such actions, we, our customers, and other third parties may be exposed to potential liability, litigation, and regulatory or other government action, damage to our brand and reputation and other financial loss. In addition, if we are unable to prevent security breaches, we may suffer financial and reputational harm or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, or suppliers. The cost and operational consequences of responding to cybersecurity incidents and implementing remediation measures may be significant and may not be covered by insurance.
Artificial intelligence presents risks that could adversely affect our business, reputation, results of operations and financial condition.

Emerging technologies, such as artificial intelligence, or AI, could be used by malicious actors to automate and accelerate cyberattacks against our critical infrastructure. Sophisticated actors could use AI to identify vulnerabilities in our networks more efficiently than traditional methods. Our failure to implement defense techniques capable of identifying and mitigating risks quickly could increase the frequency and severity of successful cyber intrusions. We are also exposed to increased cybersecurity risks through generative AI, including risks related to attacks that exploit vulnerabilities in legacy systems, phishing attempts (with or without the use of deepfakes), and manipulation of data we use in predictive models. These events could result in systemic disruption, financial losses, and information exposure.
Failures in our AI governance, as we expand our use of AI and increasingly rely on third-party AI platforms, may expose us to the possibility that AI vendors do not comply with current or rapidly changing regulatory and industry standards, particularly regarding privacy and data protection, resulting in operational disruptions, loss of intellectual property, exposure of temporary or unreliable information, as well as reduced security and service quality.
Furthermore, expanding our internal use of AI (including GenAI, Agentic AI, and automated decision support systems) poses risks to our operations. AI systems may produce inaccurate, biased, or overreaching results, disclose future information, infringe intellectual property rights, or result in failures in automated processes, which may affect our systems, customer interactions, regulatory compliance, or international decision-making. Our legacy corporate databases, which are evolving and being integrated to support our artificial intelligence demands, may lead to risks such as loss of accuracy, unexpected variations in results, and reputational damage.
If we fail to address issues related to the health and safety of our employees at work and the facilities where we conduct our activities, our operations and business may be adversely affected.

Our operations are subject to comprehensive federal, state and local health and safety legislation. The failure to comply with these laws and regulations could result in administrative and criminal penalties, irrespective of the recovery of damages or indemnification payments for irreversible damages in the context of civil and labor proceedings.

Due to the dangers of working in direct contact or proximity to energized systems, any accident can be possibly fatal or capable of serious injury, such that material risks can arise, specially if the technical and legal recommendations for such systems are not properly adopted by us, our employees and outsourced service providers.
Strikes, work stoppages or labor unrest by our employees or by the employees of our suppliers or contractors could adversely affect our business and operations.
Strikes, work stoppages, or other forms of labor unrest at our company, our subsidiaries or SPEs and any of our major suppliers and contractors could impair our ability to operate our business or complete major projects and may adversely impact the results of our operations, financial condition, and ability to achieve our long-term objectives.
As of the date of this Annual Report, all our employees are represented by labor unions, as required by law. We face strikes and work stoppages from time to time. Any disagreement over issues involving collective bargaining agreements, divestments, changes in our business strategy, reductions in our workforce, and other matters could lead to further labor unrest, any of which could materially impact our business and operations.
We could be held responsible for the social and environmental impacts of accidents involving the dams at our hydroelectric plants.
Our power plants have large structures, such as dams and spillways, which are used to store water and control reservoir levels. These structures were designed, built, and are maintained through complex engineering work that must be in full compliance with various technical and safety standards.
Any accident with respect to our or our subsidiaries’ dams or related structures could lead to consequences for the surrounding environment, including the population living near or around dams. Any accident could materially affect our operations, as well as our financial condition and reputation. It could also lead to the acceleration of financings to which we are a party as borrower or guarantor. Furthermore, a court could find a parent entity, such as us, liable for environmental damage without needing to demonstrate a lack of resources at the subsidiary level, which could also materially affect our results of operations and financial condition.
Our financial and operating performance may be adversely affected by epidemics, pandemics, natural disasters and catastrophes.
In case of an outbreak of an epidemic, natural disaster or catastrophe, we cannot guarantee that the demand for energy will remain stable or continue to grow. In particular, there can be no assurance that the price of energy we sell in the Free Market will not fall below the price at which we obtain energy (as a result of a reduced demand or otherwise). If so, our margins and results of operations may be adversely affected.
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
In addition, supply chain risks may limit the supply of products and/or equipment used in our operations and facilities.
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
Our main sources of funding are capital markets issuances and loans from multilaterals, commercial banks, development banks, and similar agencies in both the local and international markets. Liquidity restrictions in the local or international capital and financial markets may cause difficulties in financing our planned investments and repaying principal and interest under the terms of our existing credit facilities.
Credit ratings affect investor perception of risk and, as a result, the trading value of securities and yields required on future issuances in the capital markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the prospect of changes in any of these factors. As of the date of this Annual Report, Brazil’s sovereign rating was BB (stable), Ba1 (stable) and BB- (positive) by Standard & Poor’s, Moody’s and Fitch, respectively. Our credit ratings are currently aligned with the sovereign ratings at Standard & Poor’s and Moody’s, and one notch below the sovereign rating at Fitch.
Political instability, along with a further economic slowdown, could lead to ratings downgrades. Any downgrade of Brazil’s sovereign credit ratings or lowering of our credit ratings, or adverse macroeconomic factors, could also have negative consequences on our ability to obtain financing in the market through debt or equity securities, or may impact our cost of financing, also making it more difficult or costly to refinance maturing obligations and could heighten investors’ perception of risk.
We are subject to certain covenants, which in case of non-compliance may allow the lenders under the relevant facilities to accelerate our obligations to them.
The bonds we issued in the international capital markets, the debentures and commercial papers we issued in the local market, and our existing credit facilities to which we act as borrower or guarantor, require that we comply with several non-financial covenants, including provision of financial statements and audit reports, and compliance with environmental laws and licenses, among others. In other instances, we must obtain waivers from applicable creditors for certain acts, such as actions that result in a change of control. Although we have been able to obtain such waivers in the past, there is no guarantee that we will be able to do so in the future.
We are also limited in certain international and local financings from making certain sales of assets, subject to various carve-outs and exemptions. In addition, certain financing agreements, that are guaranteed by us for the benefit of companies in which we have minority stakes, contain acceleration clauses which could be triggered upon default. Any defaults or the acceleration of any financing agreements may also give other lenders the right to accelerate indebtedness owed to them pursuant to cross-default provisions.
Our insurance policies may be insufficient to cover potential losses

Our business is generally subject to several risks, including operational accidents, cybersecurity related risks, occupational accidents, unexpected geological and hydrological conditions, environmental hazards and weather, and other natural phenomena. Additionally, we and our subsidiaries may be liable to third parties for losses and damage caused by any failure to provide generation and transmission services.
Our insurance policies may only cover part of the losses that we may incur. If we are unable to renew our insurance policies when due, or if we incur losses or other liabilities that are not covered by insurance or that exceed our coverage limits, we could be subject to significant unexpected expenses, which may adversely impact our results of operations and financial condition.
We and our subsidiaries may be required to make substantial contributions to the pension plans of certain of our current and former employees.
If there is a mismatch in the reserves of the pension plans and the amount of resources available to the plans, we (as sponsors) and the pension plan beneficiaries may be required to contribute to the pension plan to top-up the balance to reach the required amount, as provided by the specific regulations established by the regulatory body National Superintendency of Complementary Pensions (Superintendência Nacional de Previdência Complementar).

Additionally, we may need to recognize material actuarial liabilities if the equity in the pension funds that we and our subsidiaries sponsor fluctuates because of a decrease in economic activity and its impact on the financial and capital markets.
As of December 31, 2025, we recorded a deficit of R$3.6 billion in our and our subsidiaries’ pension plans. In the year ended December 31, 2025, we and our subsidiaries made contributions of R$465.3 million to our respective pension plans. The implementation of a remediation plan may result in the payment of extraordinary contributions by us and/or our subsidiaries to restore the balance of the plan. These amounts could be subject to litigation by the participants, due to possible disagreements regarding the amounts. Such payments could also have a material adverse effect on our cash flows and financial condition.

Risks Relating to Compliance, Legal and Regulatory Framework
We, our subsidiaries, and members of our management may incur losses and spend time and money defending pending and future litigation and administrative proceedings.
We are currently a party to, and may in the future become party to, numerous legal proceedings relating to civil, criminal, administrative, labor (including claims filed by outsourced workers), tax, and corporate claims filed against us. These claims involve substantial amounts of money and other remedies, under judicial and arbitration proceedings.
Any provisions we have allocated with respect to our legal proceedings may be insufficient to mitigate any losses resulting from adverse decisions. Separately, unfavorable outcomes in legal proceedings and criminal investigations could affect our reputation and business and have a material adverse effect on our consolidated financial position, results of operations and cash flows in the future. We cannot guarantee that new material proceedings or investigations will not arise against us, our affiliates, officers, employees, or members of our Board of Directors.
In addition, our management is required and will in the future continue to be required to direct its time and attention to defending these claims, which could preclude it from focusing on our business and operations. Depending on their outcome, certain claims could restrict our operations and have a material adverse effect on our business. Members of our management currently are, have in the past been and may in the future become parties to legal proceedings and may also be prevented from serving in their positions as a result of any civil or criminal proceedings brought against them.
We and our subsidiaries are also parties to administrative and judicial proceedings involving environmental matters or could also be held criminally responsible for acts committed by us and previously controlled companies. If any of these proceedings are decided against us or them, we may, directly or indirectly, be subject to financial penalties, potential fines and sanctions imposed under the Environmental Crimes Law, as well as the suspension or revocation of the relevant environmental license or the suspension of our operations, which could materially adversely affect our operations and financial condition.
We may incur losses in legal proceedings relating to compulsory loans made in the period between 1962 (when Brazilian Law No. 4,156/1962 was enacted) and 1993.
In 1962, Brazilian Law No. 4,156/1962 established a compulsory loan program for electricity consumption to finance the expansion of the Brazilian electricity sector. The first phase of the compulsory loan program took place from 1964 to 1976, and the second phase occurred from 1977 to 1993.
We are party to numerous lawsuits concerning a variety of compulsory loan-related issues. These lawsuits span numerous jurisdictions within Brazil, and many have been ongoing for several years. The litigation is enormously complex, and plaintiffs collectively seek significant total damages. Although we believe that the compulsory loan leading cases, decided by the STJ according to Brazil’s repetitive appeal regime, should be binding on judges and courts, we cannot predict with certainty how this litigation will progress or resolve, as courts have reached, and may continue to reach, different or even conflicting conclusions on a number of key issues. The status and provisions regarding these proceedings have evolved significantly, and often unpredictably, over time, in the context of an ever-changing judicial landscape that includes, among other developments, new unfavorable court decisions. Our financial condition and results of operations could be materially adversely impacted in the event of unfavorable judicial decisions.

The provisions we record in respect of compulsory loan litigation require significant judgment, as well as monitoring and analyzing numerous individual lawsuits. These provisions may not be sufficient to cover future losses. In addition, we assess our exposure to this litigation on an ongoing basis in light of available judicial authority, and we adjust our provisions from time to time, including, among other things, in response to new judicial decisions. We have in the past modified, and may again in the future modify, our provisions significantly.
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

ANEEL has the authority to regulate and oversee the generation and transmission activities of energy concessionaires, including investments, additional expenses, tariffs, and the passing of costs to customers, among other matters. ANEEL is authorized to intervene in electric power concessions and to penalize concessionaires that do not provide adequate levels of service or fail to comply with the terms and conditions under the concession contract, regulations, and other relevant legal obligations. If ANEEL were to intervene in our concessions, we and our subsidiaries may be subject to an internal reorganization in accordance with a recovery plan, which may adversely affect us. In addition, our request for new licenses and our participation in public biddings may be subject to more stringent scrutiny by ANEEL. If we fail to adequately remedy violations and failures, our concessions may be terminated early through expropriation, forfeiture, or mandatory transfer of control by the concessionaire.
Also, ANEEL may introduce regulatory changes that may be applicable to our transmission and generation assets, which could adversely affect our business.
Every five years the assured capacity of our hydroelectric plants is reviewed and can be adjusted, which could negatively impact our revenues.

Decree No. 2,655/1998 and Law No. 15,269/2025 establish that the assured capacity of our hydroelectric plants must be reviewed every five years. Any potential increase or reduction in the assured capacity is limited to 10% of the original amount of the concession agreement. At each review, any increase or reduction in the plant's assured capacity may not exceed 5% compared to the prior review period.
The assured capacities of the new concession agreements we entered into as part of our Privatization are defined by Ordinances GM/MME No. 544/2021 and GM/MME No. 570/2021, which led to a total reduction of 7% in their assured capacities. Further, in 2022, the assured capacities of our plants (including some of our SPEs) were reduced on average by 4%.
Given that assured capacities are reviewed periodically, the value attributed to our plants could be further reduced in the future and any further reduction in the assured capacity could negatively impact our revenues and cause us to have less energy to sell.
Under the current rules for tariff reviews for generation and transmission concessions, we might not receive full compensation for costs incurred in the operation and maintenance of these concessions and any expenses in relation to these assets.
Our transmission concession contracts are remunerated annually by the RAP. Under this regime, ANEEL estimates the necessary investment and the maximum revenue limit, based on operational cost, cost of capital and taxes. Depending on ANEEL’s review of the tariffs to be charged by our transmission companies, we may not be adequately compensated for the costs and expenses of our investments in our transmission assets, which could negatively impact our financial condition and operational results.
ANEEL is also responsible for determining the tariffs to be charged by generation companies with concession agreements renewed pursuant to Law No. 12,783/2013. This regulatory revenue is set based on a benchmark study of O&M hydroelectric costs, and our companies may not be fully compensated for their costs. Similarly, the RAG can decrease due to more availability of the power plants. As part of our Privatization, a transitional rule applies for the gradual phasing out of legacy contracts, pursuant to CNPE Resolution No. 15/2021, amended by CNPE Resolution No. 30/2021, where 20% per year are discounted during the next five years (until 2027).
We are no longer entitled to indemnification payments for investments in concessions renewed pursuant to Brazilian Law No. 12,783/13, which were not yet amortized.

In respect of our generation concessions, we are no longer entitled to receive indemnification payments for any plants renewed pursuant to Law No. 12,783/13 as we agreed to forego these payments as part of our Privatization.
Separately, regarding our transmission concessions renewed pursuant to Law 12,783/13, we have filed indemnification claims with ANEEL regarding RBSE and RBNI assets. The indemnification relating to the RBNI assets was paid in installments between 2013 and 2015. The RBSE amounts were included in the transmission tariff as of July 2017. Part of this amount has been challenged in court, which has delayed the timing of payment to us. As a result, in 2017, part of the compensation was excluded from the transmission tariff by ANEEL due to judicial injunctions. However, these injunctions were subsequently revoked, and compensation was included in the revenue of our transmission companies in 2020.
On April 22, 2021, ANEEL’s executive board approved a proposal for the re-profiling of the compensation of the RBSE. This decision caused a reduction in the payment curve of these amounts between July 2021 and June 2023, and an increase in the flow of payments after July 2023, extending these installments until July 2028.
As a response to this decision, users of the transmission system submitted requests for reconsideration alleging that they identified inconsistencies in the amounts approved by ANEEL. As a result of these requests, ANEEL published the resolutions 3,462/2025, 3,463/2025, 3,465/2025, and 3,468/2025, which approved a new revenue flow associated with the financial component of RBSE. The decision preserved most of the methodology for determining the amount to be received by the transmission companies. As a result, the approved portion of the annual revenue for this component for AXIA Energia companies is R$5.5 billion, at June 2025 prices, representing a reduction of about 20% compared to the previously approved amount. This amount will be received between July 2025 and June 2028.
The payment for the RBSE is also subject to analysis by the TCU (proceeding 012.715/2017-4). As of the date of this Annual Report, TCU has not issued any decision on this matter.
Also, we cannot assure that judicial decisions will not cause any subsequent changes to the payment flows.
As of December 31, 2025, we recorded R$24.4 billion to be received as compensation for the undepreciated RBSE infrastructure. However, we cannot guarantee that we will receive the full amount or that payments will be made in a timely manner nor at all, nor that there will be no subsequent changes in the payment flow arising from judicial decisions or by ANEEL, which could have a material effect on our cash flow and financial condition.
Certain subsidiaries adhere to tax debt installment programs and must comply with special rules, otherwise, these programs may be terminated and the benefits may be cancelled.
AXIA Energia and our subsidiaries AXIA Energia Norte, AXIA Energia Sul and SAESA are subject to installment programs promoted by tax authorities in respect of certain debts. If they or any of our subsidiaries that may adhere to similar programs do not comply with these programs, they may be terminated and, consequently, the benefits may be terminated. If so, tax authorities could charge for tax debts with legal increases pursuant to the legislation applicable at the time of the triggering events.
We may not be able to prevent, detect, and timely implement corrective measures in relation to unlawful conduct in our operations by our management, employees, SPEs in which we hold interests and third-party contractors.

We are subject to the risk that our management, employees, contractors, the SPEs in which we hold interests and any person doing business with us may engage in fraudulent activity, corruption, bribery, circumvent, or override our internal controls and procedures or misappropriate or manipulate our assets for their personal benefit or that of third parties. Further, such parties may, against our interests, misuse insider information or act in situations of conflicts of interest, where their personal interests conflict with our legitimate interests. In addition, we operate in parts of the world that have experienced elevated levels of public sector corruption. Lack of transparency, threat of fraud, public sector corruption, and other forms of criminal activity involving government officials increases the risk of potential liability under anti-bribery/anti-corruption or anti-fraud legislation. This risk is heightened by the fact that we have many complex, high value contracts, as well as geographically distributed operations and a wide variety of counterparties. Although the Company maintains a structured Compliance Program in line with the Brazilian Anti-Corruption Law (Law No. 12,846/2013), the U.S. Foreign Corrupt Practices Act (FCPA) and other national and international benchmarks, which covers, among other aspects, a Code of Conduct, compliance policies, communication and training initiatives, due diligence and third-party monitoring processes, as well as internal controls, we cannot guarantee that our employees and third-party intermediaries, business partners and agents will not take, or be alleged to have taken, actions in violation of such policies and laws for which we may be ultimately held responsible. Detecting, investigating and resolving actual or alleged violations may require a significant diversion of time, resources and attention from senior management. Any failure, whether actual or perceived, of our employees and contractors to abide by our ethical principles or to comply with applicable governance or regulatory obligations could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, and criminal or civil sanctions, penalties and fines or harm our reputation, any of which could limit our ability to obtain financing and have a material adverse effect on our results and financial condition, if not detected in a timely manner.
We are now subject to the Brazilian Bankruptcy Law. However, if any of our assets are deemed assets dedicated to providing an essential public service, they will not be available for liquidation under such law and will not be subject to attachment to secure a judgment.

As a private company, we are subject to the Brazilian Bankruptcy Law. In the event of bankruptcy, we believe that a substantial portion of our assets, including our generation assets and our transmission grid, would be deemed by Brazilian courts to be related to providing an essential public service, and so would not be available for liquidation or attachment to secure a judgment against us or our subsidiaries. Instead, these assets would revert to the Brazilian Government pursuant to Brazilian law and our concession agreements would terminate. We cannot assure that any compensation we receive for such assets would be equal to the market value of the assets and, accordingly, our financial condition may be affected.
We are subject to risks associated with failure to comply with the applicable data protection laws, including the imposition of fines and other types of sanctions.

Although we seek to comply with data protection laws (such as the Brazilian Internet Act, Law No. 12,965/2014) and the Brazilian General Law for Personal Data Protection (Law No. 13,709/2018) ("LGPD") and related regulations, we cannot guarantee that our data processing activities will always be secure.
Failure to comply with the LGPD could subject us to certain administrative sanctions, as well as warnings, mandatory incident disclosures, temporary blocking or deletion of personal data, suspension or prohibition of data processing activities, and fines based on our revenue.
Moreover, non-compliance with LGPD and other data protection laws may expose us to liability, damages resulting from litigation and potential penalties pursuant to the Consumer Defense Code and the Brazilian Internet Act and by other consumer protection agencies, such as any Federal or State Prosecutors’ Office and the National Consumer Secretariat (Secretaria Nacional do Consumidor).
The application of penalties, publicizing of infractions or obligations to compensate for failures in the protection of personal data or LGPD compliance could adversely impact our reputation and our results and, consequently, the value of our shares and ADSs.

Risks Relating to Brazil
Political, economic and social events as well as the perception of risk in Brazil and in other countries, may affect the market prices for securities in Brazil, including our shares, as well as Brazil’s economic growth, which could impact our business and operations.

Brazil’s political environment influences the country’s economy, and unrest may affect the confidence of investors and the public, which may lead to economic deceleration and heightened volatility in the securities issued by Brazilian companies. Recently, Brazil has experienced amplified economic and political instability as a result of various ongoing investigations by the Brazilian Federal Prosecutors’ Office, Brazilian Federal Police, CVM, and other public entities responsible for corruption, cartel and criminal investigations. These investigations have negatively impacted the Brazilian political environment and economy, contributing to a decline in market confidence in Brazil. Historically, political crises have affected investor confidence as well as public opinion, and any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, results of operations, financial condition and the trading price of our bonds, shares and ADSs.
In addition, our operating conditions have been, and will continue to be, affected by the growth rate of the gross domestic product ("GDP") in Brazil. Specifically, a drop in the price of commodities produced in Brazil, a decline in the demand for exports of any of Brazil’s major trading partners or the imposition of tariffs, could also have a negative impact on Brazil’s exports and adversely affect Brazil’s economic growth.
The Brazilian securities market has also been historically influenced by economic and market conditions in Brazil, as well as in other countries, including the United States, the European Union and conflicts such as those between Russia and Ukraine or between Israel and Hamas or Iran and crises and tensions between the United States and Venezuela or Iran. Investors’ reactions to events or interest rate fluctuations in these countries may have an adverse effect on the market value of Brazilian securities, especially those listed on the stock exchange. Events in other countries and capital markets may adversely affect the market price of our shares and could negatively impact our access to capital markets and investment financing on acceptable terms. Furthermore, geopolitical conflicts and international trade tensions, including tariff disputes and sanctions, may cause significant volatility in the prices of key inputs used in our energy operations, such as equipment and spare parts for generation and transmission infrastructure. Disruptions to global supply chains resulting from such events may also affect the availability and cost of critical components for our power generation and transmission assets, increase procurement lead times and elevate operating costs, which could adversely affect our cost structure, operating margins, the competitiveness of our energy pricing and our overall financial performance.
The volatility of the Brazilian real and of the inflation rate may impact our operations and cash flows.
In 2025, the Brazilian real appreciated against the U.S. dollar, driven mainly by a favorable interest rate differential in Brazil, the global weakening of the U.S. dollar, and foreign capital inflows. We cannot guarantee that the real will not depreciate against the U.S. dollar in the future, and further depreciation could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates and generally restrict access to the international capital markets. We contract services from foreign suppliers, and thus changes in the value of the U.S. dollar compared to other currencies may affect the cost of these services. Depreciation of the Brazilian real may also increase the cost of imported equipment and materials used in the construction and maintenance of our generation and transmission assets, as well as increase the cost of servicing any U.S. dollar-denominated debt obligations we may have.
Changes in tax or accounting laws, tax incentives, and benefits or differing interpretations of tax or accounting laws may adversely affect us and have an adverse impact on the taxes applicable to the disposition of our shares or ADSs.

Brazilian tax authorities frequently implement changes to tax regimes which may affect the taxpayers and ultimately the demand of our customers for the goods we sell. Brazilian tax reform is currently underway pursuant to Complementary Law No. 214/2025. We are closely monitoring its potential implications and impacts; however, the full effects of the reform are expected to materialize only from 2027 onwards. As from 2027, the implementation of the CBS (Contribution on Goods and Services) will take place, and from 2029–2032, the IBS (Tax on Goods and Services) will be implemented by means of a gradual reduction of ICMS and ISS.
Additionally, our group companies benefit from certain tax incentives. More specifically, AXIA Energia Nordeste, AXIA Energia Norte and SAESA currently benefit from a 75% reduction in the IRPJ applicable to the trading profit (lucro da exploração) of certain group assets (hydroelectric and thermoelectric) located in the areas of the Superintendency for the Development of the Northeast (Sudene) and the Superintendency for the Development of the Amazon (SUDAM). These companies also frequently apply for the special tax regime for the Development of Infrastructure (Regime Especial de Incentivos para o Desenvolvimento da Infraestrutura or Reidi) and for tax incentives regarding ICMS. With respect to Reidi, Complementary Law No. 214/2025 preserved this tax incentive under the Brazilian tax reform, maintaining the suspension of IBS and CBS on the acquisition and importation of machinery, materials and services used in infrastructure works. The suspension applies directly to eligible beneficiaries and is conditioned on the incorporation of such items into fixed assets.
Notwithstanding, in any event that (i) these or other tax incentives are not maintained or are limited, suspended, or terminated for any reason, (ii) we fail to meet the requirements and conditions to maintain such incentives, or (iii) the laws providing for these tax incentives change, we, along with all other taxpayers, may be adversely affected. Furthermore, recent tax legislation, including Complementary Laws Nos. 224/2025 and 214/2025, has reduced the effectiveness of certain federal tax incentives and established the gradual phase‑out of State VAT benefits, which may increase our tax burden and adversely affect our tax liability.
Furthermore, Law No. 10,833/2003 provides that gains realized by a non‑resident from the disposition of assets deemed to be located in Brazil may be subject to taxation in Brazil. As a result, the sale or other disposition of our common or preferred shares by a non‑resident of Brazil to another may give rise to Brazilian withholding income tax on any resulting capital gains. Given the absence of definitive judicial precedent regarding the application of Law No. 10,833/2003 to these transactions, we cannot predict whether Brazilian courts would conclude that such rules apply to dispositions of our ADSs between non‑residents of Brazil.
Finally, in the event of a different interpretation of tax or accounting laws, we may be required to pay additional taxes as a result of administrative proceedings initiated by tax authorities following inspections.

Risks Relating to Environmental, Climate and Social Impacts
Climate change may have significant impacts on our business with respect to our generation and transmission activities and the costs involved in complying with changing environmental requirements can be substantial.
We face physical risks related to the effects of climate change on our generation and transmission activities, which can be categorized as acute and chronic. Chronic physical risks include long-term shifts in climate patterns, such as changes in rainfall and precipitation levels, rising temperatures, and altered hydrological cycles, which may impact the water flow, could adversely affect our costs and results of operations, including by raising the price of electricity as a result of long periods of drought. Acute physical risks include extreme weather events, such as fires, storms, strong winds and heatwaves, may lead to the collapse of transmission towers, damage to structures, flooding in power substations and equipment failures, causing interruptions in power supply and, as a result, in the services we provide to customers, causing an increase in operating costs and a loss of confidence in the service we provide.
Further, we do not have insurance coverage for some of the risks related to certain weather conditions or manmade or natural disasters. Finally, we may also fail to effectively implement programs or have proper environmental, or sustainability certifications related to reducing our exposure to climate change, which may adversely affect our business and results of operations.
We are subject to impacts related to hydrological conditions that may result in lower generation of hydroelectric power and adversely affect our business.

The main source of electric power generation in Brazil and in our portfolio is hydroelectric plants, which are a renewable resource and avoid substantial expenditures on fuel needed for thermal generation plants. However, as hydroelectric plants depend on the flow of water, we are subject to substantial seasonal variations in monthly and annual flows that depend fundamentally on the volume of rainfall during the rainy season. Therefore, we are exposed to hydrological risks that include interruptions due to weather and hydrological conditions, especially due to recent increases in extreme weather events. If we are not able to adequately manage this risk, our results from operations and financial conditions may be adversely affected.

We are exposed to risks relating to the inadequate management of socioenvironmental aspects of our projects and may be held jointly liable for environmental damage caused by third parties.
Our activities expose us to significant socioenvironmental risks, especially during the construction of our generation plants and transmission lines, including risks related to the: (i) collection of precise data for studies regarding the development of new projects, such as geological, hydrological and drainage basin data, existence and precise territorial limits of environmental preservation areas and population characterization of traditional communities; and (ii) correct identification of, and compliance with, environmental requirements for the establishment and operation of a project. Any errors or imprecision with respect to these activities may lead to substantial errors in the design, operational and financial condition of our projects. Separately, if the necessary licenses are not obtained, there may be increased project costs due to delays, potential revenues not being realized and, in a worst-case scenario, criminal sanctions and suspension of our activities, all of which may materially affect us.
In addition, risks may arise from mismanagement due to deficiencies in our control systems and operational processes. These failures may cause environmental impacts such as the inadequate treatment of residues and the consequent soil and water contamination of areas surrounding the projects, loss of local biodiversity, increase in toxic gases emissions, costs resulting from the need to implement corrective and compensatory measures, as well as adverse impacts on our reputation.
Brazilian law regulates civil liability for damages caused to the environment and establishes strict and/or joint liability in such cases. Consequently, in the event that contractors fail to comply with environmental legislation, we may be held jointly or subsidiarily liable for any environmental damage they may have caused. We may also be included as defendants in environmental lawsuits or administrative proceedings arising from actions carried out by third parties and may potentially be required to pay judicial fines and other penalties, in addition to incurring potential costs associated with compliance, by contractors, with environmental obligations and implementing measures to remediate damage. If we are held jointly liable for damages caused by contractors, our results of operations and reputation may be adversely affected.
Certain incidents related to the operation of the reservoirs at our hydroelectric power plants have occurred in the past and may occur again in the future, resulting from factors such as mandatory operational guidelines of the National Electricity System Operator (“ONS”), excessive rainfall, among others. Such incidents may cause environmental impacts on the surrounding areas and communities, having already resulted in and potentially resulting in fines and other sanctions, subjecting us to administrative, civil, and/or criminal actions, litigation, and other proceedings.
Any non-compliance with environmental laws and regulations and/or failures related to the use of materials and disposal of solid waste, contamination, our usage of water resources, possible impacts caused on protected areas, the suppression of vegetation without previous authorization, the breach of any requirement set forth in environmental licenses, may lead to the imposition of significant penalties, such as the shutdown of a plant and its consequent unavailability to the system, fines, reputational damage and, in certain cases, criminal liability. These penalties may include: (i) administrative fines, which under applicable law may range from R$50 to R$50 million per violation, subject to escalation based on severity, recidivism, and other factors; (ii) the shutdown of a plant and its consequent unavailability to the system; (iii) reputational damage; and (iv) in certain cases, criminal liability.
We may also be subject to material reputational risks related to our approach to communities’ rights and resettlements, including traditional communities. These matters are not fully regulated by legislation, thus posing procedural uncertainty, potential risks and controversies to recent and future projects involving indigenous and traditional communities. Our failure to comply with any existing or future regulations may result in financial and operational losses.
We may be indirectly liable for damages related to accidents involving Eletronuclear.

We currently hold a 67.95% interest in Eletronuclear, which operates nuclear power plants. Eletronuclear is subject to strict liability under Brazilian law for damages in the event of a nuclear accident caused by the operations of nuclear plants Angra 1 and Angra 2, pursuant to the Vienna Convention on Civil Liability for Nuclear Accidents. The Angra 1 and Angra 2 plants operate under the supervision of the National Nuclear Energy Commission and National Nuclear Safety Authority, and are subject to periodic inspections by international agencies, such as the International Atomic Energy Agency and the World Association of Nuclear Operators.

Since nuclear accidents are usually catastrophic, any accident could materially affect our financial condition and reputation and could result in criminal liability. If an accident occurs, we can provide no assurance regarding its impact on us, or if the insurance coverage will be sufficient to cover all associated costs. Additionally, Eletronuclear may fail to receive sufficient amounts, or any amount at all, under insurance policies it has obtained for Angra 1 and Angra 2. As a result of our current stake in Eletronuclear, we may be required to contribute amounts to cover any shortfalls in any indemnification due or could be found liable for any such shortfalls or damages arising from nuclear accidents under Brazilian law.
A recent decision from a Brazilian Court has allowed for the inclusion of shareholders as defendants without piercing the corporate veil in claims seeking compensation for environmental damages. The shareholders were included as defendants along with the company in the claims without the need for the plaintiffs to prove the lack of resources of the company. This precedent could be used against us in the event our subsidiaries or affiliates are accused of environmental damage.
Given the nature of our generation and transmission activities, we are subject to risks related to human rights violations.

In carrying out our core activities, whether in the construction or operational phase, as well as in our administrative activities and partnerships with suppliers and other agents, we may be directly or indirectly linked to human rights violations due to factors such as:
•logistical challenges in monitoring and conducting due diligence on our wide range of suppliers and commercial partners;
•direct and indirect operations taking place in areas of political instability, socioeconomic vulnerability, and lack of robust public policies for social security and human rights protections;
•projects (such as large hydroelectric dams) that may involve the delicate process of impacting and eventually relocating local communities;
•interactions with vulnerable groups around our operations; and
•corporate demographic profile and organizational culture that do not emphasize diversity and equality.
Moreover, our projects may also affect the economic outputs of local and indigenous communities, lead to the loss of cultural identity or increase demand for government services. Our exposure to this risk is evidenced by human rights-related issues frequently raised by our stakeholders, the media and market research analysts, which we strive to properly address in our actions and reports. However, we may not be able to avoid certain financial and reputational impacts derived from indirect human rights violations. Acts or perceived violations of human rights could materially negatively impact our results of operations and financial condition.

Risks Relating to our Shares and ADSs
Our Migration to the Novo Mercado Listing Segment of the B3

Our migration from the Level 1 listing segment of the B3 to the Novo Mercado listing segment is primarily dependent on the pending reorganization of our capital stock, which is required to satisfy the Novo Mercado requirement that listed companies have only common shares outstanding. The migration will only become effective upon B3's approval, which remains pending, and is also subject to prior consent from ANEEL for approval of the amended Bylaws reflecting the changes required for the migration. There can be no assurance that B3 or ANEEL will grant such approvals or that they will not impose additional conditions, and any delay or refusal could prevent us from completing the migration as expected, or at all, adversely affecting market perception of our corporate governance standards and the liquidity and market price of our shares.
As part of the capital reorganization, our outstanding PNA1 and PNB1 preferred shares are expected to be converted into common shares, which may affect the relative voting power of existing shareholders, alter governance dynamics and could give rise to disputes, claims or additional expenses. We have obtained a waiver from B3 to have our PNC preferred shares listed on the Novo Mercado, subject to their mandatory conversion or redemption by 2031. This waiver is unprecedented and subject to specific terms and conditions, which does not eliminate the risk that B3 could delay, or impose conditions on, refuse or cancel the migration or the waiver at any time.
The requirement to submit corporate disputes to arbitration before the Market Arbitration Chamber may limit our flexibility in forum selection and result in different outcomes than judicial proceedings, potentially involving significant costs. Failure to comply with the Novo Mercado Regulation, or the terms of B3’s waiver may result in to sanctions by B3, including fines, suspension of trading, or delisting from the Novo Mercado segment, any of which could adversely affect the liquidity and market price of our shares and our reputation in the capital markets.
The mandatory conversion or redemption of all PNC shares by the end of fiscal year 2031 may result in dilution of existing common shareholders, potential cash outflows by the Company, and tax consequences for PNC shareholders.

Pursuant to our Bylaws, all PNC shares must be either converted into common shares at a ratio of 1:1 or redeemed by the Company by the end of fiscal year 2031. Beginning in 2026, at least 4% of the original volume of PNC shares will be automatically converted annually, with any remaining outstanding shares converted by the end of fiscal year 2031.

Our Board of Directors may, at any time, accelerate the conversion schedule of such shares or elect to redeem any or all currently-outstanding PNC shares at a price per share equivalent to the closing market price of our common shares on the trading day preceding the date of the applicable Board resolution. If any PNC shares are redeemed, the amount of shares redeemed shall proportionally reduce the minimum amount of shares required to be converted in the relevant fiscal year.

The timing and terms of any conversion or redemption of PNC shares is subject to the sole discretion of our Board of Directors, within the parameters established by our Bylaws. Shareholders cannot predict with certainty when their PNC shares will be converted or redeemed, or the price at which any redemption will occur, the amount of any such conversion of redemption, or if any redemption will occur at all. Market conditions at the time of any conversion or redemption, including the trading price of our common shares, may be unfavorable to PNC shareholders. The conversion of PNC shares into common shares will result in an increase in the total number of common shares outstanding, which may cause dilution to existing common shareholders. If the Company elects to redeem PNC shares instead of converting them, such redemption will require cash disbursements that could have an adverse effect on our cash flow and financial condition, depending on the volume of shares redeemed and the prevailing market price at the time of redemption.

The redemption of PNC shares may trigger income tax consequences in Brazil for shareholders. Capital gains realized by non-resident shareholders upon redemption are generally subject to the following tax treatment:
•withholding income tax at a rate of 15%, if the gain is realized by a non-resident shareholder that (i) qualifies as an RC No. 13 Holder and (ii) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
•progressive income tax rates ranging from 15% to 22.5%, if the gain is realized by a non-resident shareholder that (i) is not an RC No. 13 Holder and is not resident or domiciled in a Low or Nil Tax Jurisdiction, or (ii) is an RC No. 13 Holder but is resident or domiciled in a Low or Nil Tax Jurisdiction (although alternative interpretations may support the application of a 25% rate in the latter case); or
•income tax at a flat rate of 25%, if the gain is realized by a non-resident shareholder that is not an RC No. 13 Holder and is resident or domiciled in a Low or Nil Tax Jurisdiction.
As a result of the applicable tax burden, shareholders receiving redemption proceeds may receive a net amount lower than the gross redemption price. Shareholders should consult their own tax advisors regarding the specific tax consequences of the redemption of their PNC shares.

We have announced our voluntary delisting from the NYSE, which, if completed, could negatively impact U.S. investors’ ability to access information about us and trade in our securities.

On April 1, 2026, we announced our upcoming voluntary delisting from the NYSE, in connection with which we plan to deregister our securities under Section 12(b) of the Exchange Act, then terminate the registration of our securities under Section 12(g) and suspend our reporting obligations under Section 15(d) of the Exchange Act. As a result, we will no longer be subject to the reporting requirements under the Exchange Act or other requirements applicable to a public company, including requirements under the Sarbanes-Oxley Act and the listing standards of any U.S. national securities exchange. Our executive officers and directors will no longer be required to file reports relating to their transactions in our securities with the SEC, and persons acquiring 5% of our securities will no longer be required to report their beneficial ownership under the Exchange Act. Delisting from the NYSE could negatively impact our investors’ ability to easily access disclosures about us and trade in our securities.
In addition, in connection with the termination of our ADR program, holders of ADRs may be required to decide whether to: (i) receive the underlying shares, which would thereafter be held directly in the Brazilian market (B3) through a custodian institution in Brazil; (ii) receive the net proceeds from the sale of such shares by the depositary, after deduction of applicable fees, taxes and other charges; or (iii) continue to hold ADRs, if we maintain a Level I sponsored ADR program or if an unsponsored ADR program is established, in which case the ADRs would trade in the over-the-counter market.
Holders who elect to receive cash proceeds, or who are unable to hold the underlying shares directly in Brazil, would be exposed to market conditions at the time of any sale, which could result in financial losses. Holders who elect to receive and hold the underlying shares directly in Brazil would become subject to applicable Brazilian regulatory requirements, including conduct and disclosure obligations, and may be required to appoint a legal representative in Brazil. Failure to comply with such requirements could result in sanctions, penalties or other losses.
In addition, if our ADRs continue to trade over-the-counter through a Level I sponsored or unsponsored ADR program, trading volume and liquidity may be substantially lower than for exchange-listed ADRs, which could adversely affect holders’ ability to sell their ADRs at desired prices or at all.
Our Bylaws include certain provisions that limit shareholders’ voting rights in order to discourage takeovers, which may prevent or delay the approval of certain matters that could negatively affect the price of our shares and ADSs.
In accordance with the Brazilian Corporate Law and our Bylaws, holders of the preferred shares and holders of the ADSs representing such preferred shares, are not entitled to vote at our shareholders’ meetings, except in very limited circumstances. The foregoing does not apply to PNC shares, which have voting rights. This means, among other things, that a preferred shareholder (other than holders of PNC shares) is not entitled to vote on corporate transactions, including mergers or consolidations with other companies.
Our Bylaws also contain provisions intended to avoid the concentration of more than 10% of our voting rights in a single or group of shareholders. Accordingly, the exercise of voting rights by any shareholder or group of shareholders is limited to 10% of the total number of shares representing our voting shares regardless of whether the shareholder or the group of shareholders hold any common shares and/or PNC shares in excess of this 10% threshold.
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
Exercise of voting rights with respect to ADSs involves additional procedural steps.
When holders of common shares and PNC shares (and PNA1 and PNB1 shares, in limited circumstances) are entitled to vote, they may only exercise voting rights with respect to the shares represented by ADSs in accordance with the provisions of the respective deposit agreements. Certain practical limitations, including additional procedural steps, must be observed when ADS holders exercise their voting rights.
For example, holders of our ADSs will not receive notice of a meeting at which they can vote directly. Instead, we provide notice to the depositary bank which, as soon as possible thereafter, mails such notice to ADS holders along with a statement regarding how instructions may be given by ADS holders. To exercise their voting rights, ADS holders must instruct the depositary bank in a timely manner on how to vote with their shares. Given the involvement of an intermediary, the process for exercising voting rights will take longer for ADS holders than for holders of shares.

The Brazilian Government has a golden share that grants it a veto power in corporate resolutions aimed at modifying our Bylaws for the purpose of removing or modifying the limitation on the exercise of voting rights and entering into a shareholders’ agreement. The interests of the Brazilian Government may conflict with the interests of other holders of our shares and ADSs.
As part of our Privatization, the Brazilian Government was granted ownership of a special class of preferred share (golden share), which grants it veto power in relation to amendments to our Bylaws aimed at removing or modifying the statutory provisions that regulate the limitation on the exercise of voting rights and the prohibition on entering shareholders’ agreements. Accordingly, the Brazilian Government may veto statutory amendments that may be beneficial to you or other holders of our shares or ADSs.
We do not have a specific controlling shareholder or controlling group of shareholders, which may leave us susceptible to alliances between shareholders, conflicts between shareholders and other events arising from the absence of a controlling shareholder or a controlling group.
The absence of a controlling shareholder or controlling group of shareholders may difficult the decision-making process within the scope of our corporate activities, leading to the emergence of conflicts between shareholders and other events, including relating to the approval of matters that require majority approval, either by law and/or due to the provisions of our Bylaws.
In addition, the absence of a controlling shareholder or controlling group of shareholders may leave us susceptible to the emergence of a group of shareholders acting together (even without entering into a formal shareholders’ agreement) with the ability to exercise control and, consequently, hold the decision-making power over our activities. In such an event, we may experience instability or undergo sudden and unexpected changes in corporate and strategic policies, including through the replacement of management.
Finally, any instability or sudden or unexpected change in our management, our business plan and strategic direction or dispute between shareholders concerning their respective rights, may adversely affect our business and operational results.

If we issue new shares, current shareholders may face dilution or if our shareholders sell shares in the future, the market price of your ADSs may be reduced.
We may have to raise additional funds (in order to finance, for example, capital expenditure and obligations related to our new concessions) in the future through private or public offerings of shares or other securities convertible into shares issued by us. The funds we raise through the public distribution of shares or securities converted into shares may be obtained with the exclusion of right of first refusal of our existing shareholders, including investors in our common shares underlying the ADSs, as provided by the Brazilian Corporate Law. This may dilute the interest of our then-existing investors. Additionally, a dilution of your interest in our common shares underlying the ADSs may occur in the event of a merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.
Furthermore, in connection with our migration to the Novo Mercado, all of our outstanding PNA1 and PNB1 shares will be converted into common shares at a ratio of 1.1 common shares for each PNA1 or PNB1 share, as applicable. This conversion may result in dilution of the voting power of existing common shareholders and PNC shareholders, as the total number of outstanding common shares will increase. Additionally, in connection with the Company’s announcement of the voluntary delisting of its ADRs, some current ADR holders may choose to become shareholders of the Company. As a result, existing common shareholders and PNC shareholders may see their proportional ownership and voting rights reduced.
Separately, the sale of a substantial number of shares, or the belief that this may occur, could decrease the prevailing market price of our common and preferred shares and ADSs by decreasing the shares’ value. Such sales might also make it more difficult for us to issue shares or ADSs in the future at a time and at a price that we deem appropriate and for you to sell your securities at or above the price you paid for them.
Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs.

You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of Reais into foreign currencies. In the past, the Brazilian Government has imposed such restrictions, and, if implemented again, we may be unable to convert dividends, distributions or the proceeds from any sale of our shares, as the case may be, from Reais into U.S. dollars or remit the U.S. dollars abroad. We cannot assure that the Brazilian Government will not take similar measures in the future, including as a result of the ongoing military conflicts worldwide.
You may not receive dividend payments if we incur net losses, or our net income does not reach certain levels.
Under Brazilian Corporate Law and our Bylaws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net income for the preceding fiscal year, with holders of preferred shares having priority of payment. Our Bylaws also provide that the classes of A1 and B1 preferred shares will have priority over common shares in the distribution of dividends.
However, we may not pay mandatory dividends (i) if we incur net losses or record net income in an insufficient amount to make dividend payments, including the mandatory dividend, or (ii) even in the case of profits, if we declare our inability to pay. Ultimately, our management may decide to defer payment of dividends or, in limited circumstances, not declare dividends at all.

Additionally, in accordance with the Brazilian Corporate Law, if we post net income for the year which is characterized, in whole or in part, as not having been financially unrealized, management may choose to create a reserve of unrealized profits. Any amounts remaining after absorption of losses will be distributed as a dividend when the profit which is subject to this retention is financially realized and such dividend payment will be added to any dividend payment made in the year in which such profit is realized.
In November 2025, Brazilian Law No. 15,270/2025 was enacted, introducing relevant changes to the Brazilian income tax regime, including the reintroduction of withholding income tax on dividends and the establishment of a minimum effective tax rate for high‑income individuals, while reducing the tax burden applicable to lower‑income taxpayers. As of January 2026, dividends paid to individuals resident in Brazil above certain thresholds and, in general, dividends paid or remitted to non‑residents have become subject to withholding income tax at a rate of 10%, subject to specific statutory exemptions and tax credit mechanisms intended to mitigate excessive taxation. Conversely, retained earnings accumulated and formally approved for distribution on or before December 31, 2025, generally remain exempt from withholding income tax, provided that such distributions are made in accordance with applicable legal requirements.
You may not be able to exercise preemptive rights with respect to any class of our preferred or common shares.
You may not be able to exercise the preemptive rights relating to the preferred or common shares underlying your ADSs, and may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse and accordingly your ownership position relating to the preferred or common shares will be diluted, unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obliged to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure that we will file any such registration statement.
International judgments may not be enforceable when considering our Directors or 'Officers’ status of residency.
All our Directors and Officers named in this Annual Report reside in Brazil. In some cases, we, our Directors and Officers and the members of our Audit and Risks Committee have not agreed to receive service in the United States. Substantially all of our Directors and 'Officers’ assets are located in Brazil and in some cases, it may not be possible to file service within the United States or other jurisdictions outside of Brazil to such persons, pledge their assets, or enforce decisions under civil liability or securities laws of the United States or the laws of other jurisdictions against them or us in the courts of the United States, or in the courts of other jurisdictions outside of Brazil.
Judgments of Brazilian courts with respect to our common and preferred shares may be payable only in Reais.
If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our common or preferred shares, we may not be required to discharge our obligations in a currency other than Reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than Reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank of Brazil, in effect (i) on the date of actual payment, (ii) on the date on which such judgment is rendered or (iii) on the date on which collection or enforcement proceedings are commenced. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common or preferred shares or the shares represented by ADRs.

ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
General
We were established in 1962 as a mixed capital company with limited liability and unlimited duration. Our core business is the generation, transmission and commercialization of electricity in Brazil through three regional subsidiaries and 65 SPEs (including one outside of Brazil), which 27 are controlled and 38 are under joint control, all dedicated to the generation and transmission of electricity. Through our subsidiaries, we are also responsible for approximately 17% of the installed capacity and 37% of the installed transmission lines above 230 kV in Brazil.
In 1971, we went public in Brazil. In 2008 we listed our common and Class "B" preferred ADRs on the NYSE. In December 2025 we converted our Class "B" preferred ADRs into PNB1 ADRs and listed our PNC ADSs on the NYSE.
Until our Privatization in June 2022, the Brazilian Government owned the majority of our voting common share. Following our Privatization, the Brazilian Government ceased to be our controlling shareholder. Currently, our Bylaws prohibit any shareholder or group of shareholders from exercising voting rights over 10% of our issued and outstanding voting capital or from entering into shareholders’ agreements for the exercise of voting rights in excess of 10% of our issued and outstanding voting capital. We are subject to Brazilian Corporate Law and to any and all laws and regulations that govern Brazilian private legal entities.
On March 4, 2025, BME – Bolsa y Mercados Españoles Sistemas de Negociación S.A. approved the delisting of AXIA Energia’s shares from Latibex, which became effective on March 6, 2025.
Following, on September 16, 2025, the Manaus–Boa Vista transmission line entered into commercial operation, integrating the State of Roraima into the Interconnected Power System.
On October 22, 2025, the Company announced the changed of its brand name to AXIA Energia S.A.
On December 19, 2025, the Company’s shareholders approved:
i.the creation of Class "C" preferred shares (“PNCs”);
ii.the conversion of each Class "A" preferred share (“PNA”) and Class "B" preferred share (“PNB”) into Class "A1" (“PNA1”) and Class "B1" (“PNB1”) preferred shares, respectively, and into Class "R" preferred shares (“PNR”); and
iii.the mandatory redemption of all PNR shares for cash. In addition, at that time the Company’s capital stock was increased through the capitalization of R$30,000,000,054.86 of profit reserves, in the form of 606,796,117 registered PNC shares as a bonus issue.
On April 1, 2026, a special meeting of the PNA1 shareholders a special meeting of the PNB1 shareholders and an extraordinary general meeting of the common shareholders and the PNC shareholders each approved the Company's migration to the Novo Mercado (the "Migration to Novo Mercado"). The Migration to Novo Mercado requires restructuring the Company's share capital. All outstanding PNA1 shares will be converted into common shares at a ratio of 1.1 common shares for each PNA1 share (the "PNA1 Conversion"), and all outstanding PNB1 shares will be converted into common shares at the same ratio of 1.1 common shares for each PNB1 share (the "PNB1 Conversion" and, together with the PNA1 Conversion, the "PN Conversion").
In addition, the EGM approved the full amendment and restatement of the Company's Bylaws to reflect, among other matters, the Company’s updated share capital, the results of PN Conversion, and the addition of certain provisions required by the Novo Mercado Regulations. The effectiveness of the PN Conversion is subject to regulatory approvals, such as B3's authorization of the Migration to Novo Mercado, which, as of the date of this annual report, remains subject to satisfaction of certain conditions precedent. For further information on the Company's share capital structure following the effectiveness of the Migration to Novo Mercado, see "Item 9. The Offer and Listing" of this annual report.
On April 1, 2026, the Company announced that its Board of Directors had approved the initiation of the process of voluntarily delisting the Company’s ADRs from the NYSE. For further information on the Company's delisting process, see "Item 9. The Offer and Listing" of this annual report.
On April 15, 2026, the Company´s shareholders voted to approve the change of the Company´s corporate name to "AXIA Energia S.A.".
Our executive offices are located at Avenida Graça Aranha, No. 26, 19th floor - Centro - Rio de Janeiro / RJ Zip Code: 20030-900. Our telephone number is + 55 21 2514 4637. Our legal name is AXIA Energia S.A., and our commercial name is AXIA Energia. Our investor relations website is https://ri.axia.com.br/en/, the contents of which are not incorporated by reference into this Annual Report.

A detailed chronology of the development of our company since its inception is set out in our Annual Report on Form 20-F for the year ended December 31, 2023 (File No. 001-34129), “Item 4A. History and Development”, which is not incorporated by reference into this Annual Report.
Privatization and Corporate Restructuring
On June 17, 2022, our Privatization was consummated pursuant to the guidelines established by the AXIA Energia Privatization Law. The process included a primary and secondary public offering of our common shares, in Brazil and abroad, which resulted in the dilution of the direct and indirect interest held by the Brazilian Government in our common shares, from 72.3% to 41.39% as of December 31, 2025.
In addition, we entered into certain new concession agreements as a replacement for certain of our previous generation concessions and made certain amendments to our Bylaws to prevent any shareholder or group of shareholders, including ADR holders, from exercising voting rights with respect to more than 10% of our voting shares following our Privatization. A detailed chronology of our privatization process and its related commitments is set out in our Annual Report on Form 20-F for the year ended December 31, 2023 (File No. 001-34129), “Item 4A. History and Development”, which is not incorporated by reference into this Annual Report.
New Concession Agreements
Following satisfaction of certain conditions precedent to our Privatization, new concession agreements were awarded on June 17, 2022 for a 30-year term for the concessions of the following hydro plants:
i.11 plants owned by AXIA Energia Nordeste, including Apolônio Sales (Moxotó), Sobradinho, Funil, Pedra, Paulo Afonso I, Paulo Afonso II, Paulo Afonso III, Paulo Afonso IV, Luiz Gonzaga (Itaparica), Boa Esperança (Castelo Branco) and Xingó;
ii.three owned by AXIA Energia Norte, including Tucuruí, Coaracy Nunes and Curuá-Uma; and
iii.eight plans owned by us, following Furnas’ merger into us, including Mascarenhas de Moraes, Furnas, Luis Carlos Barreto (Estreito), Porto Colômbia, Marimbondo, Funil-RJ, Corumbá I and Itumbiara (the "New Concession Agreements").
The New Concession Agreements enable us to substitute the quota regime for the independent production regime. This means that, following a pre-determined phase out period, we will no longer sell the electricity generated by those plants at a price fixed by ANEEL; rather the price will be freely negotiated in the market.
These agreements also require us to manage our own hydrological risk, i.e., the deficit between the assured capacity of the plants and the energy effectively generated by them. As the quota regime no longer applies to these concessions, we are now subject to the price volatility of the electricity we acquire in the Free Market to compensate for the insufficient generation of electricity due to factors outside of our control, such as unfavorable hydrology. Under the prior system, we had the right to pass on all hydrology risks on to the final consumer as part of the tariff set by ANEEL.
The plants that are subject to the quota regime, with exception of Tucuruí, Curuá-Una, Marechal Mascarenhas de Moraes, Itumbiara and Sobradinho Hydroelectric Plants, are subject to a gradual migration to the independent production regime, pursuant to Resolutions CNPE No. 15 and 30, both dated 2021. According to these two resolutions, the percentage of assured capacity from the plants subject to the quota regime will gradually decrease, as follows:

Year	Assured capacity allocated in quotas (%)
2022	100
2023	80
2024	60
2025	40
2026	20
2027 onwards	0

For the Sobradinho and Itumbiara plants, the power purchase and sale agreements entered, by our subsidiaries, AXIA Energia Nordeste and Furnas, remain in effect, without changes to the conditions relating to the term of the agreements and the amounts of power reserves. In the event of termination or reduction of the amounts of power reserves, as permitted by the Brazilian Consumer Law, the reduction will not be subject to the allocation of quotas of assured capacity. Therefore, the amount terminated or reduced may be resold or assigned, either on the Regulated Market or the Free Market.
Settlement with the Brazilian Government
In May 2023, the President of Brazil filed a direct action of unconstitutionality ("ADI") with the Supreme Federal Court of Brazil challenging the structure of our Privatization.  In August 2023, the Attorney General’s Office (Procurador Geral da República) issued a non-binding opinion in favor of this ADI but suggested holding a mediation. On December 19, 2023, a justice of the Supreme Federal Court of Brazil suspended the proceedings for 90 days for the parties to come to an amicable settlement.  In January 2024, we commenced the mediation process at the federal mediation and conciliation chamber (Câmara de Mediação e de Conciliação da Administração Pública Federal - CCAF), which we concluded in March 2025.
As part of the mediation, the Brazilian Government agreed to maintain the provisions of the AXIA Energia Privatization Law and our Bylaws that limit any shareholder’s voting rights to a maximum of 10%, and to recognize the shareholders in its shareholder group as those defined in our current Bylaws. We agreed to grant the Brazilian Government the right to appoint three members of our Board of Directors, provided its participation in our share capital remains above 30%, and one member of our Fiscal Council, provided that its participation remains above 20%. The Brazilian Government also conceded that future changes to the composition of our Board of Directors will require additional renegotiations, and it will not participate in general elections for the remaining members of our Board of Directors or request multiple voting procedures.
It was agreed that the Eletronuclear investment agreement (the "Eletronuclear Investment Agreement") be suspended upon signing a settlement agreement at the CCAF, and that it will be rescinded if the competent authorities decide to resume the construction of the Angra 3 nuclear plant. It was further agreed that we will request BNDES to develop a new model for completing the Angra 3 project, involving all stakeholders as part of a new mediation process, which is intended to ensure the economic and financial viability of the Angra 3 project, considering prevailing market conditions and the potential impacts on consumers. This new mediation process will be independent from, and will not affect, the approval of the Settlement Agreement (as defined below) by the Supreme Federal Court of Brazil.
The Brazilian Government also committed to helping us find a new shareholder for Eletronuclear. It was further agreed that Eletronuclear will issue debentures totaling R$2.4 billion, to be subscribed by us, for financing the extension of the operational life of the Angra 1 nuclear plant (Eletronuclear Debentures). These debentures will have a ten-year term with a four-year grace period, and their pricing will be linked to the National Treasury Notes Series B. These debentures will be mandatorily convertible into shares of Eletronuclear if certain conditions are met, including the reduction of Eletronuclear’s operating expenses to the regulatory level defined by ANEEL, securing additional funding for the extension of the operational life of Angra 1, and the resumption of the construction of Angra 3. Additionally, R$500.0 million of these debentures will not be converted into shares, if there is consensus on the model for the completion of the Angra 3 project. The rescission of the Eletronuclear Investment Agreement will not alter the existing guarantees we provided for Eletronuclear’s financings prior to our Privatization. The receivables from Angra 1 may be used as collateral for new financing to fund the extension of the operational life of Angra 1, if necessary. We also agreed not to object to any future capital increases of Eletronuclear by the Brazilian Government, observing any protections for minority shareholders afforded by Brazilian Corporate Law.
The Settlement Agreement was approved at the Company's shareholders' meeting held on April 29, 2025, regarding the terms for the immediate suspension and conditional termination of the Eletronuclear Investment Agreement, which we entered into with ENBPar, as well as the approval of the terms and conditions of the settlement agreement and any resulting amendments to our Bylaws by our shareholders (excluding the Brazilian Government), remaining subject to ratification of the settlement agreement by the Supreme Federal Court of Brazil. Upon such ratification, we will no longer have obligations to provide new contributions or guarantees to Eletronuclear, except as described above.
On March 26, 2025, the Company, together with ENBPar, signed the agreement for the immediate suspension and conditional termination of the Eletronuclear Investment Agreement. On April 30, 2025, the Company, jointly with the

Federal Government, filed a petition with the Supreme Federal Court of Brazil requesting the ratification of the Settlement Agreement.
On December 11, 2025, the STF ratified the Settlement Agreement entered into between the Company and the Federal Government. With this ratification, the last suspensive condition set forth in the Agreement has been fulfilled, and the Agreement becomes fully effective, with binding force and erga omnes effect, resulting in the dismissal of ADI No. 7,385.
With the ratification of the Settlement Agreement, the Company will no longer have any obligations to provide additional contributions or guarantees to Eletronuclear, except as described above.

B.    Business Overview
We are a publicly traded company and leader in the generation and transmission of electricity in Brazil.
According to data from ANEEL, we are the largest power generation company in the country, with an installed capacity of 43,872.3 MW, accounting for 17% of Brazil's total installed capacity in 2025. With a broad geographic footprint across the national territory, we continue to support the modernization and decarbonization of Brazil's energy matrix, as 100% of its installed capacity comes from low greenhouse gas emissions sources.
In the transmission segment, we operate 74,769.43 km of transmission lines, including assets developed through SPEs. Considering only Basic Network lines (voltage ≥230 kV), there are 70,238.28 km, corresponding to 37% of the National Interconnected System (SIN), making us the largest transmission company in the segment, according to data from the ONS.
In 2025, we are also active in the energy commercialization market, having sold 8,973 MWavg in the Free Market. As of December 31, 2025, we had a total portfolio comprised of 875 clients, 780 of which were Free Market clients. This represents an increase of 17% compared to the 745 clients we had as of December 31, 2024.
For further information regarding our revenues by business segment, see “Item 5A. Operating Results – Presentation of Segment Information.”.
Generation
As of December 31, 2025, our installed generation capacity was 43,872.3 MW, equivalent to 17% of Brazil's total installed capacity of 259,839.0 MW. We had 44,254.7 MW as of December 31, 2024, and 44,654.5 MW as of December 31, 2023.
Of our total installed capacity, 67% is attributable to wholly owned assets, and 33% to projects developed through SPEs.
Net operating revenues from generation accounted for 60.4%, 59.7% and 60.3% of our total net operating revenues (before eliminations) for the years ended December 31, 2025, 2024 and 2023, respectively.

The map below shows the geographic location of our generation assets as of December 31, 2025.

Operational Process
Hydroelectric Plants
Hydroelectric plants harness the hydraulic potential provided by river flow and elevation gradients to generate electricity through water displacement. These plants supply the majority of our electricity during periods of peak demand.
We rely on our hydroelectric plants to provide both base-load and backup electricity during high-demand periods. Due to their operational flexibility, hydroelectric plants can rapidly adjust output in response to fluctuations in supply and demand - an advantage over thermal or nuclear facilities, which require longer adjustment times.
Hydroelectric generation is our most cost-efficient energy source, although its performance is significantly influenced by meteorological conditions, particularly rainfall. While hydroelectric plants typically involve higher upfront construction costs compared to thermal plants, they also offer longer average useful life.
The ONS is solely responsible for determining the annual generation targets for each of our hydroelectric plants. As of December 31, 2025, the total installed capacity of our hydroelectric plants was 43,072.7 MW, including our participation equity interest in SPEs.

Wind Farms
Wind farms are electricity generation facilities composed of one or more wind turbines, along with associated measurement, control, and supervision systems. Wind energy is produced when turbines capture kinetic energy from wind passing through the swept area of the blades and convert it into mechanical rotational energy. This energy drives a generator, which produces electricity through electromagnetic induction.
A group of wind turbines on land or offshore constitutes a wind farm.
As of December 31, 2025, the total installed capacity of our wind power plants was 798.7 MW, including our participation equity interest in SPEs.
Solar Plants
A solar plant, also referred to as a photovoltaic plant, consists of a large number of photovoltaic modules (solar panels) that convert sunlight into electricity. These modules can be installed on land or on bodies of water such as dams, rivers or seas - in which case they are known as floating solar plants.
Thermoelectric Plants
Conventional thermoelectric plants generate electricity through a three-step process:
i.burning fossil fuels (such as coal, oil or natural gas) to heat water and produce steam;
ii.using high-pressure steam to drive a turbine connected to an electric generator; and
iii.condensing the steam and returning the water to the boiler to complete the cycle.
These plants may also operate in a combined cycle, where a gas turbine powered by natural gas or diesel oil is used in conjunction with a steam turbine to increase efficiency.
On June 9, 2024, we entered into an agreement with Âmbar Energia S.A. group for the sale of our remaining operating thermoelectric power plants for a total consideration of R$4.7 billion, including an earn-out of R$1.2 billion.
We also signed two additional agreements with Âmbar Energia S.A.:
i.an agreement governing the assignment of credits to Âmbar Energia S.A. related to historical receivables from counterparties to energy sale contracts. This agreement includes a purchase option allowing us to capture potential economic benefit from the operational and financial recovery of the distribution company involved in those contracts; and
ii.an amendment to a previously granted purchase option regarding the Baleia Wind Complex (non-operational), granting us rights to insurance indemnities currently under legal dispute with the relevant insurer.
On May 14, 2025, the transaction, which was initiated in 2024 was partially completed, resulting in proceeds of R$2.9 billion. This amount includes payments for the assets and the release of guarantees. In October 2025, we completed the sale of UTE Santa Cruz, a thermal power plant located in Rio de Janeiro.
This initiative reinforces our commitment to mitigating operational and financial risks, optimizing our asset portfolio, and enhancing capital allocation. It also represents a decisive step toward achieving our Net Zero 2030 target.
Generation assets and concessions
As of December 31, 2025, we operated under the following concessions and authorizations granted by ANEEL for our generation activities. Installed capacity figures for operational projects were obtained directly from ANEEL, while for projects under development, we considered the total installed capacity.

The following table sets out our generation assets and concessions as of December 31, 2025:

Operating Entity	Name of Asset	Location (State)	Energy Source	Date of initial grant	Date asset became operational	End of Grant	Installed Capacity (MW)	Assured capacity (MWavg)	Assured capacity Decoupled (MWavg) (1)	Assured capacity Law No. 13,182/2015 (MWavg)
AXIA Energia	Itumbiara (2)	GO/MG	Hydraulics	June-22	April-80	June-52	2,082.00	948.90	n.a.	759.12
	Marimbondo	SP/MG	Hydraulics	June-22	October-75	June-52	1,440.00	688.70	413.22	n.a.
	Serra da Mesa	GO	Hydraulics	May-81 and November-04	April-98	May-46	1,275.00	605.70	n.a.	n.a.
	Furnas	MG	Hydraulics	June-22	September-63	June-52	1,216.00	625.00	375.00	n.a.
	Luis Carlos Barreto (Estreito)	SP/MG	Hydraulics	June-22	March-69	June-52	1,050.00	497.20	298.32	n.a.
	Mascarenhas de Moraes	MG	Hydraulics	June-22	April-57	June-52	476.00	299.80	n.a.	n.a.
	Corumbá I	GO	Hydraulics	June-22	October-96	June-52	375.00	219.50	131.70	n.a.
	Porto Colômbia	MG/SP	Hydraulics	June-22	June-73	June-52	320.00	205.40	123.24	n.a.
	Simplício	RJ	Hydraulics	August-06	June-13	December-43	305.70	166.70	n.a.	n.a.
	Colíder	MT	Hydraulics	December-10	March-19	January-46	300.00	178.10	n.a.	n.a.
	Funil	RJ	Hydraulics	June-22	March-70	June-52	216.00	102.40	61.44	n.a.
	Manso (70%)(3)	MT	Hydraulics	February-00	November-00	September-37	147.00	58.45	n.a.	n.a.
	Batalha	MG	Hydraulics	August-06	May-14	April-43	52.50	47.00	n.a.	n.a.
	Anta	RJ	Hydraulics	August-06	August-18	December-43	28.00	15.90	n.a.	n.a.
	Jaguari (4)	SP	Hydraulics	January-21	January-72	(4)	27.60	12.70	n.a.	n.a.
AXIA Energia Nordeste	Complexo de Paulo Afonso (5)	BA	Hydraulics	June-22	January-55	June-52	4,279.60	1,658.80	1,010.00	37.00
	Xingó (5)	SS	Hydraulics	June-22	October-94	June-52	3,162.00	1,729.00	1,053.17	38.23
	Luiz Gonzaga (Itaparica) (5)	PE	Hydraulics	June-22	June-88	June-52	1,479.60	727.00	443.00	16.00
	Sobradinho (5)	BA	Hydraulics	June-22	November-79	June-52	1,050.30	457.50	n.a.	411.75
	Boa Esperança (Castelo Branco) (5)	PI	Hydraulics	June-22	April-70	June-52	237.30	136.20	83.00	3.01
	Funil (5)	BA	Hydraulics	June-22	August-62	June-52	30.00	4.80	3.00	0.11
	Pedra (5)	BA	Hydraulics	June-22	November-78	June-52	20.01	1.74	1.00	0.04
	Curemas	PB	Hydraulics	(6)	January-57	June-52	3.52	1.00	n.a.	n.a.
AXIA Energia Norte	Tucuruí Complex	PA	Hydraulics	June-22	December-84	June-52	8,535.00	3,995.50	n.a.	n.a.
	Balbina	AM	Hydraulics	March-77	January-89	March-27	249.75	125.70	n.a.	n.a.
	Samuel	RO	Hydraulics	September-79	July-89	July-32	216.75	88.10	n.a.	n.a.
	Coaracy Nunes	AP	Hydraulics	June-22	December-75	June-59	78.00	62.20	37.32	n.a.
	Curuá-Una	PA	Hydraulics	June-22	January-77	June-52	42.80	30.40	n.a.	n.a.
AXIA Energia Sul	Passo São João	RS	Hydraulics	August-06	March-12	May-46	77.00	39.10	n.a.	n.a.
	São Domingos	MS	Hydraulics	December-02	June-13	August-39	48.00	36.40	n.a.	n.a.
	João Borges	SC	Hydraulics	December-05	July-13	September-39	19.00	10.14	n.a.	n.a.
	Barra do Rio Chapéu	SC	Hydraulics	May-04	February-13	May-38	15.15	8.61	n.a.	n.a.
AXIA Energia Nordeste	Casa Nova II	BA	Wind	May-14	December-17	May-49	32.90	9.40	n.a.	n.a.
	Casa Nova III	BA	Wind	May-14	February-18	May-49	28.20	9.40	n.a.	n.a.
	Casa Nova I A (7)	BA	Wind	June-19	December-20	June-54	27.00	6.80	n.a.	n.a.
	Coqueirinho 2	BA	Wind	May-14	September-19	May-49	16.00	7.40	n.a.	n.a.
	Tamanduá Mirim 2	BA	Wind	June-14	November-19	June-49	16.00	7.40	n.a.	n.a.
	Angical 2	BA	Wind	April-14	September-19	April-49	10.00	5.10	n.a.	n.a.
	Caititu 2	BA	Wind	April-14	January-20	April-49	10.00	5.10	n.a.	n.a.
	Caititu 3	BA	Wind	April-14	January-20	April-49	10.00	4.70	n.a.	n.a.
	Carcará	BA	Wind	April-14	February-20	April-49	10.00	4.60	n.a.	n.a.
	Corrupião 3	BA	Wind	April-14	February-20	April-49	10.00	4.20	n.a.	n.a.
	Papagaio	BA	Wind	May-14	October-19	May-49	10.00	4.90	n.a.	n.a.
	Teiú 2	BA	Wind	April-14	November-19	April-49	8.00	4.20	n.a.	n.a.
	Acauã	BA	Wind	April-14	November-19	April-49	6.00	3.10	n.a.	n.a.
	Arapapá	BA	Wind	April-14	November-19	April-49	4.00	2.20	n.a.	n.a.
AXIA Energia Sul	Coxilha Negra 3	RS	Wind	September-22	December-24	September-57	105.00	41.60	n.a.	n.a.
	Coxilha Negra 2	RS	Wind	September-22	June-24	September-57	100.80	40.50	n.a.	n.a.
	Coxilha Negra 4	RS	Wind	September-22	January-25	September-57	63.00	39.90	n.a.	n.a.

	Cerro Chato I Wind Farm	RS	Wind	August-10	January-12	August-45	30.00	11.33	n.a.	n.a.
	Cerro Chato II Wind Farm	RS	Wind	August-10	August-11	August-45	30.00	11.33	n.a.	n.a.
	Cerro Chato III Wind Farm	RS	Wind	August-10	June-11	August-45	30.00	11.33	n.a.	n.a.
	Coxilha Seca	RS	Wind	May-14	December-15	May-49	30.00	13.20	n.a.	n.a.
	Capão do Inglês	RS	Wind	May-14	December-15	May-49	10.00	4.50	n.a.	n.a.
	Galpões	RS	Wind	May-14	December-15	May-49	8.00	3.70	n.a.	n.a.
AXIA Energia Sul	Solar Megawatt	SC	Solar	June-14	September-14	0	0.93	n.a.	n.a.	n.a.
						Total	29,460.41	14,039.53	4,033.41	1,265.25
_____________________________
(1) The power plants entered into new concession agreements pursuant to Law No. 14,182/2021. De‑quotization corresponds to 60% of the total physical guarantee for the year 2025.
(2) The Itumbiara Hydroelectric Power Plant entered into a new concession agreement pursuant to Law No. 14,182/2021; however, the obligations set forth in Article 10 of Law No. 13,182/2015 remain in effect, subject to the terms and duration of the existing power purchase agreements referred to therein. Currently, 80% of the plant’s physical guarantee is allocated to such power purchase agreements. The gradual reduction of these contracts will commence on February 27, 2030, with the contracted energy amounts being reduced evenly at a rate of one‑sixth per year.
(3) Reflects only AXIA Energia’s ownership interest, equivalent to 70%.
(4) Furnas, merged into AXIA Energia, was designated as the generation service provider for the Jaguari Hydroelectric Power Plant pursuant to MME Ordinance No. 409/2021, until the concessionaire awarded in the competitive bidding process assumes the concession.
(5) The power plants entered into new concession agreements pursuant to Law No. 14,182/2021; however, the obligations set forth in Article 22 of Law No. 11,943/2009 remain in effect, subject to the terms and duration of the existing power purchase agreements referred to therein. Currently, 90% of the physical guarantee of the Sobradinho Hydroelectric Power Plant is allocated to such power purchase agreements. The remaining plants allocate 2.21% of their physical guarantees to these contracts. The gradual reduction of these contracts will begin in 2032.
(6) The concession to operate the Curemas Small Hydroelectric Power Plant (PCH Curemas) was transferred to AXIA Energia Nordeste pursuant to Decree No. 74,971, dated November 26, 1974.
(7) Authorizing Resolution No. 7,907/2019 does not make any reference to a physical guarantee, as such guarantee has not been established by the Ministry of Mines and Energy (MME). The amount of 6.8 MW presented is derived from the plant’s certification study and is provided for reference purposes only.

Generated Energy
Hydroelectric power plants accounted for 97.1%, 95.8% and 95.0% of our total power generated as of December 31, 2025, 2024 and 2023, respectively.
Thermal power plants represented 1.5% of our total power generated as of December 31, 2025, as compared to 3.0% as of December 31, 2024, and 3.5% as of December 31, 2023.
Wind power plants accounted for 1.4% of our total power generated as of December 31, 2025, compared to 1.2% as of December 31, 2024, and 1.5% as of December 31, 2023.
Solar power plants accounted for less than 1% of all our installed capacity for the years 2025, 2024 and 2023.
The table below presents the total amount of electricity generated during the periods indicated, measured in megawatt-hour (MWh) by type of power plant.

	As of December 31,
	2025	2024	2023
	(MWh)
Types of Plants
Hydroelectric	136,697,742.07	137,450,962.05	139,649,607.79
Thermal(1)	2,195,535.70	4,323,051.63	5,104,000.07
Wind	1,909,075.37	1,712,293.29	2,191,907.16
Total	140,802,353.14	143,486,306.97	146,945,515.02
______________________________
(1) Thermal power plants were sold in 2025. See “Item 4. Information on the Company—B. Business Overview—Thermoelectric Plants” for further information.

The following tables present information regarding the prices paid and the volumes of fuel purchased for use in our thermal power plants during the periods indicated.

	Year ended December 31,
	2025	2024	2023
	(R$ thousand)
Type of fuel
Coal	—	—	192,183
Light oil	—	—	3,193
Crude Oil	—	—	11,420
Gas	695,350	1,812,326	1,906,689
Others	—	—	41,777
Total	695,350	1,812,326	2,155,262

	Year ended December 31,
	2025	2024	2023
Type of fuel
Coal (tons)	—	—	1,820,399
Light oil (liters)	—	—	592,813
Crude Oil (tons)	—	—	1,990
Gas (m3)	355,397,330	969,539,706	944,509,936
Others (tons)	—	—	48,327

Sales of Electricity Generated
We sold R$27.7 billion of electricity in the year ended December 31, 2025, compared to R$28.1 billion in the year ended December 31, 2024, and R$26.6 billion in the year ended December 31, 2023.
Under the Brazilian Electricity Regulatory Framework, electricity commercialization occurs in two market segments:
•Regulated Market (Ambiente de Contratação Regulada): Electricity is purchased and sold between generation agents and distribution concessionaires through public auctions, except in cases expressly provided by law. These transactions are governed by specific commercialization rules and procedures. Electricity procurement for captive consumers must occur within the Regulated Market. Self-dealing is prohibited, except for contracts previously approved by ANEEL prior to the enactment of the Electricity Regulatory Law.
•Free Market (Ambiente de Contratação Livre): Bilateral electricity purchase and sale agreements are freely negotiated between generators, traders, importers, self-producers, and free consumers, subject to applicable commercialization rules and procedures.
Both markets contribute to our revenue through energy supply and service provision. Additionally, a portion of energy generated by our plants under the quota regime, is compensated through a regulated revenue stream, which is reflected in our operating and maintenance revenue line. Any remaining energy is settled in the short-term market operated by the CCEE (Câmara de Comercialização de Energia Elétrica).

The following table presents our electricity sales through auctions, operation and maintenance and operating revenue, and sales through free market or bilateral contracts in the regions we served for the periods indicated.

	Year Ended December 31,
	2025		2024		2023
	(MWh)	(R$ thousand)	(MWh)	(R$ thousand)	(MWh)	(R$ thousand)
Supply(1)(2)	101,401,334	18,311,190	90,889,864	18,811,949	69,386,500	17,030,455
Provision(2)	11,661,921	1,760,056	16,574,158	2,941,312	18,344,205	3,853,830
CCEE	—	5,698,648	—	3,278,465	—	1,680,285
Operating and maintenance revenues	23,416,421	1,977,831	34,170,152	3,063,896	46,116,397	4,052,072
_____________________________
(1) Eletronuclear is not included.
(2) Includes SPEs under our control.

In September 2023, we began consolidating the results of Teles Pires and in October 2023, Baguari. In November 2023, we began consolidating the results of Retiro Baixo.
Some of our sales to final consumers - particularly industrial customers - through our subsidiaries AXIA Energia Nordeste and AXIA Energia Norte are billed based on both a capacity charge and an energy charge.
Invitations to participate in auction sales are issued by ANEEL. If we are awarded contracts through these auctions, we enter into power purchase agreements with the relevant distribution companies for volumes of electricity that are proportionate to their estimated demand over the duration of the contract.
Seasonality
In the energy sector, “seasonality” refers to the variation in electricity trading contracts and the assured capacity of power plants over time. Electricity purchase and sale agreements may follow a predefined seasonality profile or flat monthly allocation (flat seasonality); flat seasonality model is most common in the market.
In the regulated contracting environment, commercialization contracts with distribution companies include specific provisions for bilateral agreements or seasonal profiles based on the load forecast declared annually by the buyer. These forecasts are consolidated by EPE and must fall within a range of 85% and 115% of the annual average contracted energy volume.
The seasonality of the assured capacity of hydroelectric plants participating in the Energy Reallocation Mechanism ("MRE") is used for energy allocation purposes and is regulated by ANEEL Normative Resolution No. 1034/2022. This seasonality is reviewed annually in December for the following calendar year.
Participants in the MRE choose between two options:
i.monthly disclosure of assured capacity values, within a range of 80% to 120% of the average generation profile of the MRE over the five years preceding the seasonality period; or
ii.no disclosure, in which case the seasonality is determined based on average profile of those who opted for disclosure, as described in item (i) above.
Transmission
In Brazil's Interconnected Power System, most hydroelectric plants are located far from major consumption centers. As a result, the country has developed an extensive transmission grid. As of the date of this Annual Report, we are the largest transmission company in Brazil, according to data from the ONS.

The transmission of large volumes of electricity over long distances in Brazil is carried out through a high-voltage grid of transmission lines and substations (ranging from 230 kV to 800 kV), in both alternating current ("AC") and direct current ("DC") technologies, collectively referred to as the Basic Grid. Any electric market agent that produces or consumes energy is entitled to access the Basic Grid. However, a small portion of Brazil's transmission infrastructure remains isolated from the Interconnected Power System.
The operation and management of the Basic Grid is the responsibility of ONS, which also oversees the dispatch of power plants under optimized conditions, including use of hydroelectric reservoirs and thermal plants.
Due to geographic distribution of hydroelectric plants - often located far from major consumption centers - transmission lines in Brazil are typically very long. The national system is largely interconnected, with the exception of regions of the states of Roraima, Pará, Amazonas, Amapá, Acre, Mato Grosso, and Rondônia, which remain outside the Interconnected Power System. In these regions, energy is generated by small thermal, hydroelectric plants or even photovoltaic power plants located in the interior of states.
The Interconnected Power System enables energy exchange between regions, particularly when one region experiences reduced hydroelectric generation due to low reservoir levels. Because rainy seasons vary across Brazil's region, high-voltage transmission lines (500 kV or 765 kV) allow energy-deficient areas to be supplied by regions with more favorable hydrological conditions.
To align with the methodology adopted by the MME, the length of DC transmission lines is measured by pole. Based on this methodology, we own 67,030.74 km of transmission lines as of December 31, 2025, compared to 66,759.92 km as of December 31, 2024, and 66,539.17 km as of December 31, 2023. Including our subsidiaries, we operated approximately 74,769.43 km of transmission lines as of December 31, 2025, compared to 74,013.07 km as of December 31, 2024, and 73,788.64 km as of December 31, 2023.
The total transmission lines in 2025 included 10,059.93 corporate km, fully owned by us, and not renewed pursuant to Law No. 12,783/2013; 56,970.81 km corporate under the O&M Regime, renewed under Law No. 12,783/2013; and 7,738.69 km proportional to our equity interest in SPEs.
The total transmission lines in 2024 included 10,053.71 corporate km, fully owned by us, and not renewed pursuant to Law No. 12,783/2013; 56,706.21 km corporate under the O&M Regime, renewed under Law No. 12,783/2013; and 7,253.15 km proportional to our equity interest in SPEs.
The total transmission lines in 2023 included 10,171.55 km corporate, fully owned by us, and not renewed pursuant to Law No. 12,783/2013; 56,367.62 km corporate under the O&M Regime, renewed under to Law No. 12,783/2013; and 7,249.47 km proportional to our equity interest in SPEs. For further information, see “Lending and Financing Activities—Equity Participation.”
In October 2025, we secured lots 6A, 6B, 7A and 7B in the Transmission Auction No. 04/2025, conducted by ANEEL, totaling an investment of R$1.6 billion and a RAP of R$139.0 million. The existing substations will be equipped with synchronous compensation (-200/+300 Mvar).

The following map illustrates the Brazilian transmission system, as of December 31, 2025:

As of December 31, 2025, the total length of our transmission lines, broken down by subsidiary and voltage level, excluding partnerships, was as follows:

	Corporate			SPEs			Corporate and SPEs
Company	230 kV or higher	below 230 kV	total	230 kV or higher	below 230 kV	total	total
AXIA Energia Nordeste	21,533.99	657.28	22,191.27	1,832.08	—	1,832.08	24,023.35
AXIA Energia Norte	10,431.91	556.36	10,988.27	2,012.98	—	2,012.98	13,001.24
AXIA Energia Sul	11,019.59	1,162.50	12,182.09	4.60	—	4.60	12,186.69
AXIA Energia	19,752.19	1,916.92	21,669.11	3,191.05	238.09	3,429.14	25,098.25
TMT	—	—	—	296.50	—	296.50	296.50
VSB	—	—	—	163.40	—	163.40	163.40
Total	62,737.68	4,293.06	67,030.74	7,500.60	238.09	7,738.69	74,769.43

As of December 31, 2025, our transmission system comprised approximately 70,238.28 km of transmission lines operating at voltage levels of 230 kV or higher, including those held through partnerships. This represented approximately 37% of the total transmission network within the Main Grid.
Electricity losses in our transmission system were approximately 0.55% of the total electricity transmitted for the year ended December 31, 2025. For the years ended December 31, of 2024 and 2023, the losses were approximately 0.53% and 0.50%, respectively.
Transmission Revenue
Transmission lines are entitled to a RAP, which is established by ANEEL and reflects the investment, operation and maintenance costs associated with each transmission project. The RAP is updated annually in accordance with ANEEL regulations and the terms of applicable concession agreements. Similar to the generation concessions, a significant portion of our transmission concessions were renewed under Brazilian Law No. 12,783/2013 and began to be remunerated through tariffs that cover operation and maintenance costs, as well new investments beginning on January 1st, 2013. Since 2017, the remuneration for these renewed concessions also incorporates the non-depreciated assets (RBSE).
As of December 31, 2025, our RAP approved by ANEEL was R$16.5 billion, compared to R$17.6 billion as of December 31, 2024. The 5.9% decrease in revenue mainly due to:
i.additional revenue related to the annual inflation adjustment applied to our contracts using the IPCA or IGPM indexes, depending on the concession contract (increase of R$913.0 million);
ii.an increase in RAP related to new investments in reinforcements and improvements that entered into commercial operation during the 2024–2025 tariff cycle (increase of R$283.1 million);
iii.a decrease in RAP resulting from ANEEL’s board decision to partially accept the requests for reconsideration submitted by large consumers and self-producers of energy regarding the financial component of the RAP related to RBSE, which led to the segregation of controversial and non-controversial balances in the capital return (decrease of R$1.4 billion);
iv.a decrease related to adjustments made to the RAPs of 2023 (for renewed contracts) and 2024 (for auctioned contracts), with the most significant impact stemming from an official adjustment to the asset base of RBSE associated with AXIA Energia Nordeste (decrease of R$201.2 million).

ANEEL conducts a periodic review of the RAP every four to five years, depending on the concession agreement. This review may result in upward or downward adjustment, taking into account factors such as efficiency and tariff affordability. Concessions renewed under Brazilian Law No. 12,783/2013 also consider the current position of non-depreciated assets in each periodic review process, resulting in a periodic decrease of RAP. Conversely, the RAP is increased due to the addition of new assets investments made to replace depreciated infrastructure or to improve capacity to the grid.
Net operating revenue from the transmission segment accounted for 42.4% of total net operating revenue before eliminations among our segments for the year ended December 31, 2025, compared to 42.1% for the same period in 2024.
Lending and Financing Activities
Sources of Funds
We finance our activities through loans from financial institutions and the issuance of securities in both international and domestic capital markets, including debentures and commercial notes. As of December 31, 2025, our consolidated long-term debt related exclusively to loans, financing and debentures (non-current) totaled R$61.1 billion, compared to R$62.8 billion as of December 31, 2024.
The following table details the information on the funds raised in the domestic and international capital markets as of December 31, 2025.

Entity	Funding Source	Issue Date	Maturity Date	Interest Rate (% a.a.)	Total Amount (R$ thousand)
AXIA Energia	7th Debenture Issuance	13/11/2025	15/11/2035	DI + 0.85	1,000,000
AXIA Energia Norte	7th Debenture Issuance Serie 1	15/07/2025	15/07/2032	DI + 0.49	338,451
AXIA Energia Norte	7th Debenture Issuance Serie 2	15/07/2025	15/07/2032	DI + 0.57	661,549
AXIA Energia Norte	7th Debenture Issuance Serie 3	15/07/2025	15/07/2035	DI + 0.58	1.000.000
AXIA Energia Norte	8th Debenture Issuance	15/10/2025	15/09/2035	DI - 1.08	700,000
AXIA Energia Norte	9th Debenture Issuance	13/11/2025	15/11/2032	DI + 0.65	2.000.000
AXIA Energia Norte	4,131 Operation	25/02/2025	27/02/2026	DI + 0.44	500,000
AXIA Energia Sul	Loans – Foreign Currency	14/08/2025	16/08/2027	DI + 0.79	400,000
AXIA Energia Sul	Loans – Foreign Currency	08/08/2025	11/08/2026	DI + 0.50	350,000
AXIA Energia Sul	4,131 Operation	25/11/2025	04/12/2027	DI + 0.20	215,040
AXIA Energia Sul	4,131 Operation	25/11/2025	04/12/2026	DI + 0.50	322,560
AXIA Energia Sul	4,131 Operation	08/12/2025	16/12/2027	DI + 0.50	216,760
AXIA Energia Sul	4,131 Operation	15/12/2025	21/12/2026	DI + 0.20	245,000
Eletronet	Commercial Note	01/09/2025	01/09/2030	DI + 1.45	83,087
Total					8,032,447

Material Financial Agreements
AXIA Energia as Debtor
During the years ended December 31, 2025, 2024 and 2023, we obtained funding through local loans and financing from private financial institutions, as well as through the issuance of debentures and commercial note in the local market. Below is a list of our material indebtedness:
•Bonds issued 2020 and 2024 (with maturity in 2030 and 2035);
•Loans from commercial banks, multilateral institutions, and export credit agencies;
•Commercial notes and debentures issued by us and our subsidiaries;
•Loans from BNDES (direct and pass-through).

These financial instruments represented approximately 85.8% of our total debt raised. As of December 31, 2025, our total outstanding debt amounted to R$74.3 billion, compared to R$75.6 billion as of December 31, 2024, and R$59.5 billion as of December 31, 2023.
Our financing agreements include certain early redemption clauses, such as restrictions on changes of control, corporate restructurings, sale of assets, and net debt-to-EBITDA ratios. As of December 31, 2025, we are in compliance with all covenants and early redemption clauses in our material financing agreements.
Equity Participation
We hold a minority equity interest in private-sector generation and transmission, and distribution companies, as well as in joint ventures. We are also authorized to provide guarantees for companies in which we hold equity interest.
Our participation in these entities is guided primarily by merit-based and profitability criteria, in accordance with our internal management controls.
In February 2025, the process of unwinding the cross-shareholdings in the special purpose entities Vale do São Bartolomeu Transmissora de Energia S.A. ("VSB") and Lago Azul Transmissão S.A. ("LAZ") with Companhia Celg de Participações ("CelgPAR") was completed through: (i) the acquisition by AXIA Energia of the 10.0% interest held by CelgPAR in VSB; and (ii) the sale to CelgPAR of AXIA Energia’s 49.9% interest in LAZ. As a result, AXIA Energia came to hold 100% of VSB, a transmission company comprising 161.5 km of lines and one substation located in the state of Goiás and the Federal District.
In April 2025, the Company concluded the acquisition of 51% of Eletronet S.A., consolidating AXIA Energia’s control over the company.
In May 2025, the Company acquired the Colíder Hydropower Plant (UHE Colíder, 300 MW) and divested its minority interests in Mata de Santa Genebra Transmissão S.A. and in the Mauá Hydropower Plant, as part of the shareholding/asset unwinding process agreed with Copel Geração e Transmissão and Companhia Paranaense de Energia ("Copel").
In October 2025, AXIA Energia executed a share purchase agreement with Companhia de Saneamento Básico do Estado de São Paulo – SABESP for the sale of AXIA Energia’s entire ownership interest in Empresa Metropolitana de Águas e Energia S.A. - EMAE. The transaction was concluded in February 2026.
Additionally, the following purchase and sale transactions are in progress:
In October 2025, a share purchase agreement was executed with Triunfo Participações e Investimentos S.A. ("TPI") and Mercúrio Participações e Investimentos S.A. for the acquisition of all shares of Juno Participações e Investimentos S.A., holder of 50.1% of Tijoá Energia.
In October 2025, a share purchase agreement was executed with J&F S.A. for the divestment of AXIA Energia’s entire interest in its affiliate Eletronuclear.
As of December 31, 2025, we held 65 SPEs, grouped into 40 clusters, and 27 equity interests in affiliated companies.

The table below shows the total percentage of our participation in all our transmission lines as of December 31, 2025, all located in Brazil:

Special Purpose Company/Consortium	Name of Transmission Line	Our Participation (%)
Belo Monte Transmissora de Energia S.A.	LT CC ± 800 kV Xingu – Estreito – Bipolo 1	AXIA Energia Norte (24.5) AXIA Energia (24.5)
Paranaíba Transmissora de Energia S.A.	LT 500 kV Barreiras II – Rio das Éguas C1	AXIA Energia (24.5)
LT 500 kV Rio das Éguas – Luziânia C1
LT 500 kV Luziânia – Pirapora 2 C1
Transnorte Energia S.A.	LT 500 kV Lechuga – Equador C1 e C2 (CD)	AXIA Energia Norte (64.6)
LT 500 kV Equador – Boa Vista C1 e C2 (CD)
Triângulo Mineiro Transmissora S.A.	LT 500 kV Marimbondo II – Assis C1	AXIA Energia (100.0)
Vale do São Bartolomeu Transmissora de Energia S.A.	LT 500 kV Brasília Leste – Luziânia C1	AXIA Energia (100.0)
LT 500 kV Brasília Leste – Luziânia C2
LT 345 kV Brasília Sul – Samambaia C3
LT 230 kV Brasília Geral – Brasília Sul C3
Goiás Transmissão S.A.	LT 500 kV Rio Verde – Trindade CD	AXIA Energia (49.0)
LT 230 kV Trindade – Xavantes CD
LT 230 kV Trindade – Carajás CD
IE Madeira – Interligação Elétrica do Madeira S.A.	LT CC ± 600 kV Coletora Porto Velho – Araraquara 2 CC C1 e C2 (Bipolo 1)	AXIA Energia (24.5) AXIA Energia Nordeste (24.5)
MGE Transmissão S.A.	LT 500 kV Mesquita – Mutum C1	AXIA Energia (49.0)
LT 500 kV Mutum – Viana 2 C1
LT 345 kV Viana 2 – Viana C1 e C2 (CD)
Transenergia Renovável S.A.	LT 230 kV Barra dos Coqueiros –- Quirinópolis 2 C1	AXIA Energia (49.0)
LT 230 kV Palmeiras – Edéia C1
LT 230 kV Chapadão – Jataí C1 e C2 (CD)
IEG –- Interligação Elétrica Garanhuns S.A.	LT 500 kV Garanhuns II – Campina Grande III C1	AXIA Energia Nordeste (49.0)
LT 500 kV Garanhuns II – Pau Ferro C1
LT 500 kV Luiz Gonzaga – Garanhuns II C2
LT 230 kV Garanhuns II – Angelim C4
STN – Sistema de Transmissão do Nordeste S.A.	LT 500 kV Teresina II – Tiangua II C2	AXIA Energia Nordeste (49.0)
LT 500 kV Tiangua II – Sobral III C2
LT 500 kV Sobral III – Pecem II C1
LT 500 kV Pecém II – Fortaleza II C2
Nova Era Janapu Transmissora S.A.	LT 500 kV Janúba 6 – Presidente Juscelino C1	AXIA Energia (100.0)
Nova Era Ceará Transmissora S.A.	LT 500 kV Morada Nova – Pacatuba C1	AXIA Energia Norte(100.0)
LT 230 kV Banabuiú – Morada Nova C1
LT 230 kV Morada Nova – Russas II C1
LT 230 kV Alex – Morada Nova C1
Nova Era Teresina Transmissora S.A.	LT 500 kV Quixadá - Crateús C1	AXIA Energia Norte (100.0)
LT 500 kV Crateús – Teresina IV C1
LT 230 kV Ibiapina II - Piripiri C3
Nova Era Integração Transmissora S.A.	LT 500 kV Bom Nome II - Campo Formoso II C1	AXIA Energia Norte (100.0)
LT 500 kV Bom Nome II - Zebu III C1
LT 500 kV Zebu III - Olindina C1
LT 230 kV Bom Nome - Bom Nome II C1

Special Purpose Company/Consortium	Name of Transmission Line	Our Participation (%)
LT 230 kV Bom Nome - Bom Nome II C2
LT 230 kV Zebu III - Floresta II C1
LT 230 kV Zebu II - Zebu III C1
LT 230 kV Zebu II - Zebu III C2
LT 230 kV Araticum – Milagres C2
LT 230 kV Abaiara - Milagres C2
LT 230 kV Chapada III - Crato II C1
The table below shows an estimate of the total percentage of our participation in all our transmission substations as of December 31, 2025:

Special Purpose Company/Consortium	Name of Transmission Substation	Our Participation
Belo Monte Transmissora de Energia S.A.	Estação Conversora CA/CC, ±800 kV, 4,000MW with SE 500kV Xingu	AXIA Energia (24.5)
	Estação Conversora CA/CC ±800 kV, 3,850MW, with SE 500kV Estreito	AXIA Energia Norte (24.5)
Vale do São Bartolomeu Transmissora de Energia S.A.	SE Brasília Leste 500/138 kV	AXIA Energia (100.0)
Transnorte Energia S.A.	SE Boa Vista 230 kV – C. Estático (-120/+150) Mvar	AXIA Energia Norte (64.6)
SE Boa Vista 500/230 kV
Caldas Novas Transmissão S.A.	SE Corumbá 500kV	AXIA Energia (49.9)
Goiás Transmissão S.A.	SE Trindade 500/230 kV	AXIA Energia (49.0)
IE - Madeira - Interligação Elétrica do Madeira S.A.	SE C. P. Velho - Conversora No. 2, 500/±600 kV	AXIA Energia (24.5)
	SE Araraquara 2 - Conversora No. 2, ±600/500 kV	AXIA Energia Nordeste(24.5)
Luziânia – Niquelândia Transmissora S.A.	SE Niquelândia 230/69 kV	AXIA Energia (49.0)
SE Luziânia 500/138 kV
MGE Transmissão S.A.	SE Viana 2 500/345 kV	AXIA Energia (49.0)
SE Edéia 230/138 kV
Transenergia Renovável S.A.	SE Jataí 230/138 kV	AXIA Energia (49.0)
SE Quirinópolis 2 230/138 kV
Transenergia São Paulo S.A.	SE Itatiba 500/138 kV	AXIA Energia (49.0)

IEG – Interligação Elétrica Garanhuns S.A.	SE Garanhuns II 500/230 kV	AXIA Energia Nordeste(49.0)
SE Pau Ferro 500/230 kV
Nova Era Catarina Transmissora S.A.	SE Chapecoense 230/138 kV	AXIA Energia Norte (100.0)
Nova Era Ceará Transmissora S.A.	SE Morada Nova 500/230 kV	AXIA Energia Norte (100.0)
Nova Era Integração Transmissora S.A.	SE Bom Nome II 500/230/138 kV	AXIA Energia Norte (100.0)
SE Zebu III 500/230 kV
Nova Era Teresina Transmissora S.A.	SE Crateús 500 kV - C. Síncrono (-200/+300) Mvar	AXIA Energia Norte (100.0)
SE Teresina IV 500 kV

The table below shows the total percentage of our participation in generation assets as of December 31, 2025, all located in Brazil:

Special Purpose Company – SPE	Name of asset	Our Participation (%)
Teles Pires Participações S.A.	Teles Pires	AXIA Energia (24.72) / AXIA Energia Sul (24.72) / AXIA Energia Norte (50.56)
Companhia Hidrelétrica Teles Pires	Teles Pires	AXIA Energia (24.5) / AXIA Energia Sul (24.5) / AXIA Energia Norte (50.1) - through Teles Pires Participações - and AXIA Energia Norte (0.9), direct stake
Baguari Energia S.A.	Baguari I e Baguari	AXIA Energia (100.0)
Baguari I Geração de Energia Elétrica S.A.	Baguari	AXIA Energia (100) – through Baguari Energia
Chapecoense Geração S.A.	Foz do Chapecó	AXIA Energia (40.0)
Foz do Chapecó Energia S.A.	Foz do Chapecó	AXIA Energia (40.0) - through Chapecoense Geração S.A.
Empresa de Energia São Manoel S.A.	São Manoel	AXIA Energia (33.3)
Enerpeixe S.A.	Peixe Angical	AXIA Energia (40.0)
Retiro Baixo Energética S.A.	Retiro Baixo	AXIA Energia (100.0)
Madeira Energia S.A.	Santo Antônio	AXIA Energia (99.73)
Santo Antônio Energia S.A.	Santo Antônio	AXIA Energia (99.73) - through Madeira Energia S.A.
Serra do Facão Energia S.A.	Serra do Facão	AXIA Energia (54.01)
Tijoá Participações e Investimentos S.A.	Três Irmãos	AXIA Energia (49.9)
Brasil Ventos Energia S.A.	Holding	AXIA Energia (100.0)
Bom Jesus Eólica S.A.	Windfarm Bom Jesus	AXIA Energia (49.0) - through Brasil Ventos S.A.
Cachoeira Eólica S.A.	Windfarm Cachoeira	AXIA Energia (49.0) - through Brasil Ventos S.A.
São Caetano Eólica S.A.	Windfarm São Caetano	AXIA Energia (49.0) - through Brasil Ventos S.A.
São Caetano I Eólica S.A.	Windfarm São Caetano I	AXIA Energia (49.0) - through Brasil Ventos S.A.
São Galvão Eólica S.A.	Windfarm São Galvão	AXIA Energia (49.0) - through Brasil Ventos S.A.
Pitimbu Eólica S.A.	Windfarm Pitimbu	AXIA Energia (49.0) - through Brasil Ventos S.A.
Central Eólica Famosa I S.A.	Windfarm Famosa I	AXIA Energia (49.0) - through Brasil Ventos S.A.
Central Eólica Pau Brasil S.A.	Windfarm Pau Brasil	AXIA Energia (49.0) - through Brasil Ventos S.A.
Central Eólica Rosada S.A.	Windfarm Rosada	AXIA Energia (49.0) - through Brasil Ventos S.A.
Energia dos Ventos V S.A.	Windfarm São Januário	AXIA Energia (100.0) - through Brasil Ventos S.A.
Energia dos Ventos VI S.A.	Windfarm Nossa Senhora de Fátima	AXIA Energia (100.0) - through Brasil Ventos S.A.
Energia dos Ventos VII S.A.	Windfarm Jandaia	AXIA Energia (100.0) - through Brasil Ventos S.A.
Energia dos Ventos VIII S.A.	Windfarm São Clemente	AXIA Energia (100.0) - through Brasil Ventos S.A.
Energia dos Ventos IX S.A.	Windfarm Jandaia I	AXIA Energia (100.0) - through Brasil Ventos S.A.
Itaguaçu da Bahia Energia Renováveis S.A.	Windfarm Itaguaçu da Bahia	AXIA Energia (49.0) - through Brasil Ventos S.A.
Vamcruz I Participações Holding S.A.	Windfarms Vamcruz	AXIA Energia Nordeste (49.0)
Vamcruz Participações Holding S.A.	Windfarms Vamcruz	AXIA Energia Nordeste (49.0)
Usina de Energia Eólica Junco I S.A.	Windfarms Junco I	AXIA Energia Nordeste (49.0) - through Vamcruz I Participações
Usina de Energia Eólica Junco II S.A.	Windfarm Junco II	AXIA Energia Nordeste (49.0) - through Vamcruz I Participações
Usina de Energia Eólica Caiçara I S.A.	Windfarm Caiçara I	AXIA Energia Nordeste (49.0) - through Vamcruz I Participações
Usina de Energia Eólica Caiçara II S.A.	Windfarm Caiçara II	AXIA Energia Nordeste (49.0) - through Vamcruz I Participações
Jirau Energia S.A.	Jirau	AXIA Energia Sul (15.41) / AXIA Energia Nordeste (24.59)
Eólica Ibirapuitã S.A.	Windfarm Ibirapuitã	AXIA Energia Sul (100)
Norte Energia S.A.	Belo Monte	AXIA Energia Norte (34.98) / AXIA Energia Nordeste (15)
Companhia Energética Sinop S.A.	Sinop	AXIA Energia Norte (24.5) /Nordeste (24.5)
Rouar S.A.	Rouar	AXIA Energia (50.0)
Nova Era Solar Enki S.A.	Holding	AXIA Energia Nordeste (99.98)

International Activities
In 2025, our international presence was limited to generation and interconnection assets located in Uruguay. AXIA Energia maintains a partnership with Administración Nacional de Usinas y Trasmisiones Eléctricas ("UTE") involving the following assets:
•Artilleros Wind Farm (65MW): operational since 2015, this facility is owned by a joint venture between AXIA Energia and UTE; and
•Transmission Lines: AXIA Energia owns and operates two interconnection lines between Brazil and Uruguay, the Livramento-Rivera and Candiota-Melo transmissions lines, both located in Brazilian portion.
Environmental
Environmental issues may significantly impact our operations. The Brazilian Constitution grants the Federal Government, as well as state and local governments, the authority to enact protection laws and issue regulations, in accordance with their respective jurisdictions and competences.
Environmental liabilities
Environmental liabilities may arise in civil, administrative and criminal spheres, which are distinct and independent, and may result in the imposition of administrative and criminal sanctions, in addition to civil liability related to the obligation of repairing environmental damage caused.
Under Brazil's Environmental Crimes Law No. 9,605/1998, individuals or entities that fail to comply with environmental laws and regulations through wrongful acts or omissions may be held criminally liable. Sanctions applicable to legal entities may include fines and restrictions on rights, while individuals - such as executive officers and employees with decision-making authority - may be subject to imprisonment.
Non-compliance with environmental laws and regulations may also result in administrative penalties such as fines, suspension of public agency subsidies, injunctions, or suspension of operations. In cases involving extreme environmental risk or substantial damage, authorities may require the temporary or permanent cessation of activities.
Civil liability is governed by the National Environmental Policy, which provides for strict liability. Polluters - whether direct or indirect - must repair or compensate for environmental damage regardless of fault. Liability is established upon proof of damage and a causal link to the activity.
Environmental legislation also provides for joint and several civil liability among responsible parties. Affected individuals or entities may choose to pursue claims against one or more entities, including those with greater financial capacity. The selected party may subsequently seek contribution from other responsible entities.
Environmental Licensing
Brazilian law requires that environmental licenses be obtained in advance for the construction, installation, expansion and operation of any facility that uses environmental resources, causes environmental degradation, or has the potential to do so.
In most cases, projects are subject to a three-phase licensing process, which includes the issuance of a Preliminary License, an Installation License, and an Operation License. However, simplified procedures may apply to less complex and lower-impact cases.
Environmental licenses are typically issued with conditions, including technical requirements and obligations that must be fulfilled to maintain the license's validity throughout its term.
Finally, on August 8th, 2025, Law No. 15,190/2025 was published, which provides for the General Environmental Licensing Law, and it will come into effect in 2026. Thus, licensing processes underway at the time the law comes into effect must follow the transition rules for any necessary adjustments to the new regulations.

Environmental Legal Reserve Areas
In accordance with the Brazilian Forestry Code, rural properties, including certain properties held by the Company are generally required to preserve a portion of their land with native vegetation as a Legal Reserve, with an exception for areas acquired or expropriated by concessionaires, permit holders, or licensees for the development of hydroelectric projects, including power generation facilities, substations, and transmission or distribution lines.
Projects implemented prior to enactment of the current Brazilian Forestry Code in May 2012 remain subject to the legal framework in force at the time of their implementation.
Permanent Preservation Areas
Permanent Preservation Areas ("APPs") are defined under the Brazilian Forestry Code as protected areas, regardless of the presence of native vegetation, due to their environmental significance. Pursuant to legislation, areas surrounding artificial water reservoirs qualify as APPs and are subject to a special protection regime. The extent of these areas is determined during the environmental licensing process.
Failure to comply with APP regulations may result in civil, administrative, and/or criminal liabilities, as previously described.
Other Environmental Obligations
Any removal or intervention in vegetation or in environmentally protected areas, such as APPs, requires prior authorization from the competent environmental authorities.
In addition, compliance with various environmental obligations is required for the regular operation of our facilities and in response to the environmental impacts of our projects. These obligations include, among others: obtaining water use concessions and effluents discharge permits, structuring and implementing monitoring programs for local fauna and flora in areas surrounding electricity infrastructure, conducting environmental education initiatives, and executing recovery programs for degraded areas (Degraded Area Recovery Programs – PRAD). Some of our operational units are currently not in full compliance with these requirements. However, we are actively pursuing the necessary permits, authorizations, and concessions for all applicable units.
Certain projects have affected indigenous and traditional communities, which in some cases has required resettlement of local populations. These matters are addressed through mitigation and compensation measures established during the environmental licensing process. Nevertheless, several projects were developed prior to the enactment of current environmental licensing legislation, and discussions area ongoing regarding the need for additional mitigation measures. Furthermore, there are allegations concerning the adequacy of existing mitigation and compensation efforts, as well as the sufficiency of the Free, Prior and Informed Consent obtained from affected communities. These allegations are currently the subject of legal and administrative proceedings, as disclosed in “Item 8–Financial Information-Litigation.”
All dams under our responsibility already have safety and emergency action plans in place, including specific measures to minimize and mitigate the direct and indirect impacts of potential dam-related incidents, such as the establishment of escape routes, audible warning systems, and training programs for local communities in the potential affected area.
The development of these plans involves coordination with municipal governments and civil defense authorities to ensure that emergency response actions are integrated and effective in minimizing impacts on surrounding populations.

Management of Contaminated Areas
The management of contaminated areas typically involves three phases: identification, diagnosis, and intervention. Progression through these phases depends on the results obtained, including confirmation of environmental contamination. Soil and/or water contamination may result in environmental liability under civil, administrative, and criminal law.
We and our subsidiaries have identified instances of soil contamination at certain operational units. In these cases, we are complying with applicable regulations and procedures for the management and remediation of contaminated areas.
The Brazilian Power Industry
General Provisions
Brazil’s electricity sector is primarily structured around the Interconnected Power System, which is divided into four electric subsystems: Southeast/Midwest, South, Northeast and North. These subsystems operate in coordination to optimize generation and transmission across the country.
In addition, to the Interconnected Power System, Brazil also maintains an Isolated System, comprising regions not connected to the national grid - primarily located in the Northern part of the country. Electricity in these areas is typically generated by coal-fired and oil-fueled thermal power plants, which are less environmentally sustainable and have generation costs four to five times higher than hydroelectric sources.
To address the financial challenges associated with thermal generation in the Isolated System, the CCC Account was established to provide financial support to distribution and specific generation companies, helping to offset operational costs of thermal power plants during adverse hydrological conditions and to subsidize electricity generation in the Isolated Systems, thereby reducing local consumer charges. The CCC Account is also funded through the CDE Account.
The integration of the state of Roraima into the National Interconnected Grid was completed in September 2025, with the entry into operation of the transmission line constructed by the SPE Transnorte Energia S.A., the concession holder, which we hold a 64.6% ownership stake. There are still regions that are not connected to the Interconnected Power System.
Concessions and Authorizations
Entities or consortia intending to construct or operate electricity generation, transmission or distribution facilities in Brazil must obtain a concession, permission or authorization from the MME or ANEEL, acting on behalf of the Brazilian Government. Concessions typically grant operational rights for: 35 years for new generation projects, and 30 years for new transmission or distribution projects.
Ownership Limitations
On November 16, 2021, ANEEL issued Resolution No. 948, requiring that concentration acts within the electric sector be submitted to CADE for review, pursuant to Article 3 of Annex II of the resolution. The resolution outlines procedures for identifying transactions that may result in anti-competitive practices or significant market control in generation, transmission, or distribution. Under Articles 2 and 3, ANEEL must notify CADE of any such acts and provide its preliminary assessment within its jurisdiction.
Although currently legislation does not specify market concentration thresholds, as of December 31, 2025, we held a 17% share of Brazil's total installed capacity. Consequently, our operations are subject to ongoing regulatory oversight, including regular updates on our corporate structure, investments, and market influence.
CADE typically conducts a detailed review under its “ordinary procedure” for transactions involving horizontal overlaps exceeding 20% or vertical integrations where either the upstream or downstream market share exceeds 30%.
New Regulatory Framework
In 2025, Brazilian Laws No. 15,235/2025 and 15,269/2025 were enacted, aimed at modernizing the legal framework and promoting efficiency, competitiveness, and sustainability within the national energy system.

Laws No. 15,235/2025 expanded access to the social electricity tariff, including a full discount for low-income families consuming up to 80 kWh per month, as well as other discounts. The primary component of the reform was the gradual opening of the free electricity market, enabling low-voltage consumers to select their electricity suppliers.
The new legislation also introduced significant changes to subsidy allocation for incentivized sources by limiting access to discounts in transmission ("TUST") and distribution ("TUSD") tariffs only to consumers already in the free market. It also restricts the conditions for consumers to be classified as energy self-producers. Free market consumers will also begin sharing costs associated with the operation of the Angra I and II nuclear plants and distributed generation incentives, promoting a more balanced distribution of sector charges between contracting environments.
To contain the growth of sector charges, the reform established a cap on the CDE Account. Beginning in 2027, the budget for certain subsidies will be adjusted solely by the IPCA inflation index, limiting automatic increases in charges. If CDE resources prove insufficient, a Charge Complement Mechanism will be implemented, funded by beneficiaries of the corresponding subsidies.
Additional topics addressed include regulation of energy storage, improvements in price formation and flexibility services, auctions for specific energy sources, and rules for concession bidding and renewal. Further regulatory discussions on these matters are expected in coming months. The new framework is intended to modernize and enhance competitiveness in the electricity sector, reduce market distortions created by public policies and tariff equalization, and implement structural changes that may impact the Company's operations.
Many of these potential future changes are likely to have a direct impact on our operations. The most immediate impacts tend to be concentrated in its commercial strategy, especially because Law No. 15,269/2025 accelerates the opening of the free market and changes the allocation of sector costs and incentives between contracting environments. As more consumers become eligible to choose their supplier, the Company may face new commercial opportunities, with possible expansion of its customer base, but also a need for more dynamic pricing, portfolio management and risk strategies.
In addition, Law No. 15,269/2025 may affect the Company through changes in TUST/TUSD discount rules for incentivized sources and the tightening of criteria for self-production classification, restoring the value of its current portfolio. By limiting connection subsidies and the conditions for self-production, the new rules may help reduce the structural oversupply of energy in the system, which in turn may lower the recurrence of curtailment events. This trend may also reinforce a market environment in which the energy price itself plays a more central role in business decisions, rather than the economic benefit associated with avoiding sector charges. The limitation of charge growth through the CDE tends to restore the prominence of energy prices, directly influencing market prices, the competitiveness of different energy products and the overall sector economics. Law No. 15,235/2025, in turn, is expected to have a more limited direct impact on the Company, as it is more closely related to the expansion of the social tariff and tariff policy effects; even so, it may indirectly contribute to the growth and allocation in charges and the regulatory and commercial environment.

C.    Organizational Structure
As of December 31, 2025, our corporate structure was comprised of a holding company and three wholly owned subsidiaries (AXIA Energia Nordeste, AXIA Energia Norte and AXIA Energia Sul), as well as 65 SPEs, grouped into 40 clusters. Of these 64 SPEs (39 clusters) are located in Brazil, and one generation company is located abroad. These SPEs are further sub-divided into:
i.42 generation companies (17 clusters), including 1 located abroad; and
ii.23 transmission companies (23 clusters), all located in Brazil.
In addition, we hold 27 affiliated companies.
In April 2025, our subsidiary Eletropar was merged into us, to standardize procedures, simplify governance, and maximize the use of resources, among other strategic benefits.
The organizational chart below shows a summary of our shareholder structure and subsidiaries as of the date of this Annual Report (we also have minority shareholdings in 27 utility companies across Brazil).

AXIA ENERGIA
Eletronet
SHAREHOLDINGS
Eletronuclear Energia Limpa
Total 67.95%
ON 35.90%
PN 99.99%
26 Affiliated Companies/ Minority shareholders
8 for Generation
3 for Transmission
6 for Distribution
4 for Participation
5 for Telecommunication
GENERATION & TRANSMISSION
AXIA Energia Norte
AXIA Energia Sul
AXIA Energia Nordeste
65 affiliated (SPEs) / 40 clusters*
23 Transmission
12 Hydroelectric
4 Wind
1 Solar

*  The accounting in clusters groups together those SPEs that have subsidiaries (indirect shareholding by AXIA Energia companies), and starts accounting for only one SPE for each group.

D.    Property, plant and equipment
Our principal assets consist of hydroelectric power plants located throughout Brazil. As of December 31, 2025, 2024 and 2023, the book value of our total property, plant and equipment assets was R$39.7 billion, R$36.9 billion and R$35.8 billion, respectively. Given Brazil's substantial remaining hydroelectric dependence, we believe that hydroelectric power will continue to play a significant role in supporting the country's growing electricity demand.

Strategic Plan
Our strategic planning process considers the expectations of our stakeholders and the ongoing transformation of the electricity sector. In this context, we have identified several key trends that we believe may impact our business:
i.The expansion of renewable energy sources and the higher expansion costs in clean energy resulting from elevated curtailment;
ii.The growing emphasis on ESG practices and decarbonization efforts;
iii.The emergence of new energy consumption patterns driven by technological innovation; and
iv.The evolution of the regulatory environment, including significant changes and new framework to accommodate emerging energy solutions.
These trends, combined with broader macroeconomic conditions, have introduced new challenges and opportunities, prompting us to reassess our strategic positioning and long-term vision.
By 2028, our goal is to become what we define as the most comprehensive infrastructure and renewable energy solutions platform in Brazil. We aim to maximize shareholder value in a sustainable manner, while pursuing operational excellence and efficient capital allocation.

E.    Compliance
Our Compliance Program
In line with our Code of Conduct, we maintain a zero-tolerance policy toward corruption and other unfair business practices involving our employees, contractors, or suppliers. We are committed to applying the highest standards of integrity, legality, and transparency in our operations.
Our Compliance Program is designed to strengthen our ability to prevent, detect, and remediate non-compliance, unlawful conduct, and unethical behavior. It ensures adherence to anti-corruption laws by our administrators, leaders, employees, and third parties, while fostering a culture of ethics and integrity across our value creation chain.

The program is structured around three core pillars - Prevention, Detection, and Evolution each supported by specific principles and actions:

•Prevention: we have established clear and objective compliance rules through our integrity policies, covering topics such as interactions with public agents, conflicts of interest, corporate courtesies, fraud and corruption, competition defense, and anti-money laundering. These policies are embedded into business processes exposed to fraud and corruption risks.
•Detection: we maintain an internal compliance management platform that enables employees to submit inquiries register corporate courtesies and interactions with public agents, manage conflicts of interest, and request integrity assessments. We also operate an external. independent whistleblowing platform that allows anonymous reporting of ethical violations, unlawful acts, or non-compliance. Additionally, we provide an external ombudsman platform for receiving requests, suggestions, complaints, and compliments related to our activities.
•Evolution: all reports and substantiated complaints are subject to structured internal investigation processes. Disciplinary measures and appropriate penalties and sanctions are applied based on severity of the proven infractions. We also continuously review work processes and integrity mechanisms to reduce compliance risks and enhance program effectiveness.
Our strategic guidelines are aligned with the United Nations Sustainable Development Goals ("SDGs"), particularly SDG 16 (Peace, Justice, and Strong Institutions), which includes commitments to reduce tax evasion, corruption, and bribery in all their forms, and to enhance transparency, accountability, and effectiveness of institutions at all levels.
Policies and Procedures
The structure and implementation of our compliance policies and procedures are detailed in the “Normative Guidelines” section of our Compliance Program. These include our Code of Conduct, Compliance Policy, Internal Compliance Standards, like Corporate Courtesies; Culture of Integrity; Management of the Complaints Channel and Handling of Manifestations; Due Diligence and Monitoring of Administrators, Leaders and Professionals; ESG Due Diligence and Monitoring of Third Parties; Interactions with Public Officials; Monitoring and Updating the Compliance Program.
There are additional internal documents that incorporate corporate integrity principles to ensure third parties comply with the standards we have established. These include, among others: sponsorship policy, supply policy, transaction policy with related parties, sustainability policy, management appointment policy and representative appointment policy.

In 2025, we conducted over 4,000 integrity assessments (including ESG aspects) of third parties (including suppliers, partners, customers, and others) and internal stakeholders (managers and leaders). We also introduced new compliance clauses in contracts and expanded integrity assessments and monitoring to cover commercialization activities, transmission line auctions, M&A transactions, and onboarding of new professionals and leaders.
Our Compliance Policy is approved by both the Board of Executive Officers and the Board of Directors and is aligned with the Brazilian Anti-Corruption Law and the U.S. Foreign Corrupt Practices Act, as well as international best market practices. In 2025, we continued our commitment to the United Nations' 100% Transparency Movement, reinforcing our duty to preventing, detecting, and remedying unethical practices.
The monitoring and continuous improvement of the program are governed by the Compliance Program monitoring and updating guidelines, which defines framework for progress tracking, the use of performance indicators, the preparation of periodic reports, and identification of improvement opportunities through internal and external reviews work.
Our Executive Vice-President of Governance and Sustainability is responsible for overseeing compliance across the organization, including legal and regulatory adherence, ethical standards, corporate risk management, internal control environment, and corporate governance. A multi-disciplinary executive compliance team, composed of representatives from across our companies, is responsible for coordinating, monitoring and progressing the Compliance Program. This team also manages the ombudsman and whistleblowing platforms.
Progress of the Compliance Program is reported quarterly to the Audit and Risks Committee, which advises the Board of Directors. The Audit and Risks Committee oversees the effectiveness of the program and the whistleblowing platform. These updates include completed actions, key results, and ongoing and planned initiatives.
Our program uses a broad range of tools to monitor compliance, including performance indicators, internal and external audits, self-assessments, compliance ambassadors, Fraud risk Assessment and investigations and whistleblower reports. Findings and recommendations from these tools are used to continuously enhance the program.
Fraud Risk Assessment
As part of the Risk Management pillar of the Compliance Program and in alignment with the Compliance Policy, a Fraud Risk Assessment ("FRA") is conducted every two years. This methodology is designed to identify, assess, and mitigate risks related to fraud and corruption. The process includes an analysis of internal and external environment: the identification and assessment of risks, including ESG-related risks; classification of risks based on impact and vulnerability; the evaluation of existing controls to determine residual risks; the development of recommendations and action plans, and the identification of opportunities for continuous improvement. The FRA was last conducted in 2025, and the risks identified in this process are duly aligned and reflected in the Company's Risk Portfolio.

Initiatives
We maintain a set of communication and training initiative to promote a culture of integrity across the organization. In 2025, we implemented the following actions:
i.Training and awareness campaigns for all employees and Company leaders to reinforce and internalize the guidelines of our Compliance Program;
ii.Risk and compliance onboarding for newly appointed members of Fiscal Council, the Executive Board and the Board of Directors, providing guidance on the Program’s guidelines and practices; and specific training on Risk and Compliance Perception;
iii.We offered a learning path, named IN LINE, which is the annual mandatory compliance training course for all employees, composed of 6 modules, covering the main compliance topics and processes. In 2025, 97.6% of the Company’s employees completed the training;

iv.We held in-person and hybrid workshops with managers across all Vice Presidencies, entitled “Conversation Circles on Compliance, Risk, and Information Security,” aimed at strengthening leaders' role as promoters of ethics and integrity within their teams;
v.Webinars targeted high-risk areas, including Third-Party Compliance for procurement teams; Prevention and combating harassment for regional teams; Compliance lectures in onboarding programs for new professionals and leaders;
vi.Organization of Compliance, Risk, and Information Security Week, featuring hybrid lectures and innovative activities such as the Compliance Challenge: Overcoming Risks – an interactive game in which participants solved compliance-related riddles and puzzles within a defined timeframe;
vii.Continuation of the 1st cycle of the Compliance Ambassadors Program, consisting of volunteer professionals from all areas who received monthly training and acted as ambassadors, supporting the compliance teams in disseminating guidelines, identifying training needs, and contributing to the continuous improvement of the Program; and
viii.In 2025, AXIA Energia conducted a Compliance Program Maturity Assessment. From a legal and regulatory perspective, the Program was assessed at a Reference Maturity level, highlighting its robustness and alignment with best practices.
Applicable Laws and Regulations
We are subject to various regulatory framework, including:
i.ANEEL Ordinance No. 964/2021, which mandates the implementation of cybersecurity policy by energy sector agents. This includes internal processes aligned with market best practices, information security culture, secure use of information assets, and risk prevention and response mechanisms;
ii.ONS Operational Routine RO-CB.BR.01 (July 2021), which sets minimum cybersecurity controls for agents operating in the Regulated Cyber Environment. These controls cover governance, architecture, asset inventory, vulnerability management, access control, and incident handling.; and
iii.LGPD, under which we may be held liable for improper handling of personal data, with potential penalties of up to R$50 million.
Sustainability and Innovation
We have embraced sustainable and innovative practices since our founding more than six decades ago, as reflected in the national and global recognition we have received over the years. We contribute significantly to maintaining Brazil's electricity matrix as one of the cleanest in the world, with 100% of our installed capacity generated from low carbon sources. For over two decades, we have been signatories the United Nations Global Compact and currently serve as ambassadors for key initiatives, including the movements Impact Amazon, which fosters preservation and bioeconomy among traditional communities, Net Zero Ambition movement, the Global Compact 100% Transparency.
Our Sustainability Framework is structured on four pillars: (i) people, (ii) planet, (iii) prosperity, and (iv) governance. These pillars are aligned with the World Economic Forum’s stakeholder capitalism, reinforcing our commitment to long-term value creation for all stakeholders. In addition, to the annual report, which adheres to the standards of the Global Reporting Initiative and the guidelines of the International Integrated Reporting Council, we published thematic reports based on the Sustainability Accounting Standards Board materiality framework and the recommendations of the TCFD and TNFD, among others frameworks.
In 2024 and 2025, we advanced initiatives that integrate decarbonization, climate resilience, biodiversity conservation, community engagement, human rights, and reliable infrastructure.
In line with our climate and nature strategy, we assessed climate risks for our generation and transmission assets. Based on the identification of the assets most exposed to climate risks, adaptation plans were developed to increase the resilience of these assets. The adaptation plans consider aspects of infrastructure, operation, ecosystems, and surrounding communities. Future climate trends, considering different threats, climate scenarios, and time horizons, are taken into account in the risk assessment of new investments. We have also, voluntarily, developed an assessment of material impacts, dependencies, risks, and opportunities associated with nature, aligned with the TNFD guidelines and Target 15 of the Global Biodiversity Framework,
Our short and long-term science-based emissions reduction targets were approved by the Science Based Target Initiative - SBTi. SBTi also approved AXIA Energia's goal of being Net Zero by 2030, which reinforces our commitment to contribute to the transition to a low-carbon, sustainable, and green economy. In 2025, we completed the divestment of all thermal generation assets, eliminating our exposure to fossil-fuel generation and consolidating a 100% renewable generation portfolio.
We accelerated the decarbonization of the power system by bringing into commercial operation the Manaus–Boa Vista transmission line through Transnorte Energia S.A., integrating Roraima into Brazil’s interconnected grid and reducing reliance on local fossil-fueled generation - an initiative estimated to reduce emissions by approximately 280,000 tons of CO₂ per year. The project was developed with structured mitigation and engagement actions due to its route across the Waimiri Atroari Indigenous Land, reinforcing our commitment to a just and inclusive energy transition.
We also expanded market solutions that support decarbonization, including 12 million renewable energy certificates - I-RECs - issued in 2025, highlighting AXIA Energia as the largest issuer in the year, with 18% of the market share.
Also in 2025, we delivered a set of strategic initiatives that advanced AXIA Energia’s social agenda and strengthened our relationships with communities. Building upon our 2024 Human Rights Policy, we formalized our Free, Prior and Informed Consent (FPIC) Procedure, reinforcing a rights-based approach to engagement with Indigenous Peoples and traditional communities, aligned with international standards.
We also approved our Social Investment Policy, providing a clear and consistent framework to guide social investments, align initiatives with territorial priorities, and enhance the long-term impact of our actions. In parallel, we implemented a Social Return on Investment (SROI) pilot, introducing an innovative tool to assess and demonstrate the social value generated through our investments.
At the same time, we continued to advance our Human Rights Framework, consolidating common principles, commitments, and governance references to strengthen human rights due diligence across our activities, improve our grievance mechanisms in light of the United Nations Guiding Principles on Business and Human Rights, and develop a playbook on repair and remedy. This ongoing work supports the integration of human rights considerations into decision-making, risk management, and stakeholder engagement. In parallel, we progressed with the development of our Community Relations Framework, aiming to standardize engagement practices, tools, and internal guidance, all supported by a common Stakeholder Relationship Management system. Together, these frameworks contribute to more consistent, transparent, and trust-based relationships with communities across the territories where we operate.

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

Overview
Directly and through our subsidiaries, we are involved in the generation and transmission of electricity in Brazil. Our revenues derive mainly from:
•the generation of electricity and its sale to distribution companies and free consumers, which accounted for R$27.7 billion (67.2%), R$28.1 billion (69.9%), and R$26.6 billion (71.6%) of our net operating revenue in 2025, 2024, and 2023 respectively; and
•the transmission of electricity, which accounted for R$20.1 billion (48.7%), R$19.3 billion (48.0%), and R$17.4 billion (46.9%) of our net operating revenue in 2025, 2024, and 2023 respectively.
Principal Factors Affecting our Financial Performance
Merger of Eletropar
On June 26, 2025, following the approval by the shareholders' meeting held on April 29, 2025, and after all applicable legal and corporate conditions had been satisfied, Eletropar was merged into us. As a result, as of that date, all of Eletropar's rights and obligations were fully absorbed by us, and Eletropar ceased to exist as a separate legal entity. For further information please refer to Note 4.5 to our Consolidated Statements.
Prior to the merger, certain assets, liabilities, revenues, and expenses were recorded at Eletropar. These items are now recognized directly by us, and no further segregation of such information within a separate entity is required, in line with the process of simplification and optimization of the group’s corporate structure.
Voluntary Dismissal Plan
In 2024, we announced a consensual dismissal plan (PDC 2024) for certain eligible employees. We recognized R$226.8 million in connection with PDC 2024 in our financial statements for the year ended December 31, 2024.
During 2025, we recognized additional costs totaling R$246.7 million, exclusively related to the ongoing financial effects of PDC 2024, mainly due to the timing of employee adherence and settlement of obligations. No new dismissal plan was launched in 2025.
Brazilian Macroeconomic Conditions
Brazilian GDP
According to IBGE, Brazil’s GDP grew by 2.3% for the year ended December 31, 2025, and by 3.4% for the year ended December 31, 2024, as provided by the IBGE.
The Brazilian economy experienced a slowdown in late 2025, with expectations of GDP growth of 1.8% for 2026.
SELIC Rate
The SELIC rate increased to 15.00% on December 31, 2025, after having been increased to 12.25% at the end of 2024, from 11.75% on December 31, 2023. In March 2026, the SELIC rate declined to 14.75%.
Inflation
As of December 31, 2025, the Brazilian inflation index reduced to 4.26%, as measured by the IPCA, compared to 4.83% for the year ended December 31, 2024.
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

As we are exposed to mismatches between assets and liabilities indexed to foreign currency - particularly the U.S. dollar - we have entered into hedge transactions to mitigate part of this exposure, primarily related to debt obligations.
In 2025, except for the KfW operation, all foreign-currency-denominated debt was hedged, converting the active leg flow (exchange rate variation and interest rate) into passive leg flow (interest rate in local currency).
Electric Market
According to the EPE, the total electricity consumption in Brazil reached 562,659 GWh in the year ended December 31, 2025, representing a modest increase of 0.4%, following growth of 4.9% in 2024, and 4.2% in 2023. The residential was the main contributor expanding 1.5%, reaching 179,155 GWh in 2025 compared to 176,425 GWh in the previous year.
The electric power consumption in Brazil by geographic region as of December 31, 2025, and 2024 is presented below:

Energy type (measured in GWh)	2025	2024	%
Brazil	562,659	560,219	0.4
Residential	179,155	176,425	1.5
Industrial	198,727	197,565	0.6
Commercial	102,289	103,002	(0.7)
Others	82,489	83,227	(0.9)
______________________________
Source: Empresa de Pesquisa Energética (EPE) – Monthly Review of the Electricity Sector.

In 2025, AXIA Energia’s commercialization segment advanced through a period of operational and strategic strengthening, influenced by ongoing regulatory developments and increasingly competitive market dynamics. Throughout the year, the Company implemented initiatives aimed at improving portfolio management efficiency and expanding its participation in the Free Market (ACL). These efforts reflected a more integrated commercial approach that combines planning, market intelligence, and risk oversight.
The segment’s performance was supported by the adoption of a more sophisticated commercial management framework, incorporating target setting, continuous monitoring of competitive conditions, and regular reassessment of contracting strategies. This model enhanced the Company’s ability to adjust its commercial positioning in response to evolving market conditions, balancing risk mitigation with the pursuit of incremental value opportunities. In parallel, AXIA Energia strengthened its commercial governance by formalizing limits and guidelines that promote operational autonomy while maintaining appropriate oversight and control.
Customer and market engagement initiatives also contributed to the segment’s evolution during the year. In response to a substantial increase in migration requests to the free market—exceeding 21.7 thousand consumer units in 2025, according to MME, the Company expanded its client‑facing activities, with a focus on customized solutions and relationship development. These efforts supported greater commercial reach and were accompanied by the consolidation of internal structures necessary for sustainable portfolio expansion.
Provision for Judicial Contingencies of Compulsory Loans
The compulsory loans on electricity consumption, instituted by Law No. 4,156 of November 28, 1962, were intended to generate resources for the expansion of the Brazilian electricity sector, and were extinguished by Law No. 7,181 of December 20, 1983, which set December 31, 1993, as the deadline for collection.
There are numerous judicial proceedings involving us related to compulsory loan issues. Most of these lawsuits challenge the criteria used for inflation adjustment of book credits related to electricity consumption, as established by applicable legislation governing the compulsory loans and adopted by us, as well as the inflationary adjustments arising from economic plans implemented in Brazil.

We have implemented measures to mitigate the risks involved in these proceedings and to optimize tax benefits through the execution of settlement agreements, while also improving our cash disbursements. Since the fourth quarter of 2022, when negotiations began, we have reduced provisions by R$14.8 billion, of which R$13.8 billion resulted from judicial agreements. Under these we committed to pay R$9.5 billion, partly in cash and partially through the transfer of assets (such as stakes in affiliated companies), resulting in savings of R$4.3 billion compared to the provisioned risk for these legal proceedings.
As of December 31, 2025, we have made payments in all agreements approved by the judiciary and are awaiting judicial approval and formal dismissal of the related legal proceeding amounting to R$1.1 billion. As a result, we reduced our provision to R$11.1 billion as of December 31, 2025, as compared to R$13.7 billion as of December 31, 2024.

	As of December 31,
	2025	2024
	(R$ million)
Main	2,718	3,454
Indexation	12	15
Compensatory Interest	1,445	1,918
Default Interest	6,363	7,734
Legal fees	411	455
Other claims	110	96
Total	11,058	13,672

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
The transmission costs are shared among all users. These costs are recovered through a tariff knows as TUST (Tarifa de Uso do Sistema de Transmissão), which is charged to agents that use the transmission grid to deliver or receive electricity.
Transmission RBSE Payment
We record the right to compensation arising from the construction of transmission projects, within the scope of concession contracts, under the line item “Contractual Transmission Asset”.

The movement of these assets in the years ended December 31, 2025, and 2024 is shown in the table below.

R$ million	2025	2024
Balance as of January 1	67,387.66	61,212.34
Construction revenue	4,800.38	4,161.74
Financial revenue	7,309.16	7,405.49
Regulatory remeasurements - Transmission	(4,081.63)	6,129.77
Transfers	(446.17)	1.15
Amortization	(10,708.56)	(11,522.83)
Balance as of December 31	64,260.84	67,387.66
The balance of the contractual asset represents the present value of the compensation that we become entitled to as we progress with the construction of transmission assets. The discount rates applied at the beginning of each project are, on average, 6.55% per year for renewed contracts and 6.63% per year for auctioned contracts.
In the third quarter of 2025, following the disclosure by ANEEL of the Allowed Annual Revenue (Receita Anual Permitida – RAP) for the 2025–2026 cycle, the Company recalculated the present value of the RAP installments related to the construction of transmission assets, taking into account the remuneration rate applicable to each concession contract. The resulting present value was compared with the carrying amount of the respective contractual asset. Any differences identified between the recalculated present value and the carrying amount of the contractual asset were recognized in the Company’s statement of income.
In July 2025, ANEEL published Homologatory Resolution No. 3.481/2025, which established the RAPs for the 2025-2026 cycle.

Cycle 2025-2026
Companies	(R$ thousand)
AXIA Energia	6,778,066
AXIA Energia Nordeste	4,845,110
AXIA Energia Norte	2,970,029
AXIA Energia Sul	1,833,900
Triângulo Mineiro Transmissora S.A.	53,223
Vale do São Bartolomeu Transmissora de Energia S.A.	57,542
Total	16,537,870

In the third quarter of 2025, following the publication of the RAP for the 2025-2026 cycle by ANEEL, the Company calculated the present value of the RAP installments related to the construction of transmission projects, considering the remuneration rate of each concession contract, and compared it with the balance of the contractual asset. The difference between the recalculated present value and the book balance of the contractual asset, when it occurred, was recorded against the Company’s results.
Of the total consolidated contractual transmission asset balance of R$64.3 billion, R$24.4 billion relates to the right to consideration arising from the non‑depreciated infrastructure of RBSE, upon the renewal of the concessions in

2012, pursuant to Law No. 12,783/2013. The flow approved by ANEEL for the receipt of RAPs related to RBSE is included in ANEEL Homologatory Resolution No. 3.481/2025.

Cycle 2025-2026
Companies	(R$ thousand)
AXIA Energia Sul	469.33
AXIA Energia Nordeste	2,462.63
AXIA Energia Norte	1,137.69
AXIA Energia	4,054.43
Total	8,124.08

Debt Operations
Issuance of Debt
In February 2025, AXIA Energia Norte raised financial resources from Citibank N.A. in the amount of R$500.0 million (US$86.5 million) through a loan governed by Law No. 4,131/1962.
In July 2025, AXIA Energia Norte carried out its 7th issuance of debentures, structured in three series, totaling R$2.0 billion.
In August 2025, AXIA Energia Sul raised funds in the amount of R$750.0 million (US$64.0 million and EUR62.6 million) through a loan governed by Law No. 4,131/1962, from JP Morgan and Bank of America.
In September 2025, Eletronet raised R$83.1 million through the issuance of its first commercial note.
In September 2025, AXIA Energia Norte carried out its 8th issuance of debentures, in a single series, totaling R$700.0 million.
In November 2025, AXIA Energia carried out its 7th issuance of debentures, in a single series, totaling R$1.0 billion.
In November 2025, AXIA Energia Norte raised its 9th issuance of debentures, in a single series, raising a total of R$2.0 billion.
In November 2025, AXIA Energia Sul raised R$537.6 million (US$100 million) through a loan from Scotiabank, governed by Law No. 4,131/1962.
In December 2025, AXIA Energia Sul raised R$461.8 million (US$40 million and EUR38.5 million) through a loan from Scotiabank and Crédit Agricole, governed by Law No. 4,131/1962.
Debt Amortization
In 2025, the Company paid R$ 11.3 billion in principal of loans, financing and debentures, including the 2025 Bonds (US$500 million) in the amount of R$3.0 billion.
Impairment
We estimate the recoverable amount of our fixed and intangible assets based on value in use, which is measured by the present value of estimated future cash flows. The assumptions used consider the best estimate of our management regarding future trends in the electricity sector and are based on both external sources of information and historical data from cash-generating units.
The main assumptions used in the impairment tests include the discount rate, observable economic data, contractual and market prices, among others, as well as significant judgment in determining the cash‑generating units (CGUs). Further details are disclosed in the section on critical accounting estimates and judgments.

The assumptions considered by us for the calculation of the value in use are presented in Note 19 of our Consolidated Financial Statements.
The table below sets out our provisions for the years ended December 31, 2025, and 2024:

	As of December 31,
Cash-Generating Units	2024	Constitutions/Reversion	Write-offs	2025
	(R$ thousand)
Casa Nova	407,163	141,492	—	548,655
Coxilha Negra	475,839	(340,211)	—	135,628
Ibirapuitã	30,994	(27,705)	—	3,289
Others	261,717	(310)	(181,858)	79,549
Total	1,175,713	(226,734)	(181,858)	767,121
Below we highlight the main impacts resulting from our evaluation of the recoverable value as of December 31, 2025:
Coxilha Negra
CAPEX related to Coxilha Negra was substantially incurred in 2024. In accordance with the accounting standards, the asset was tested for impairment, resulting in a reversal of R$340.2 million for the year ended December 31, 2025. This reversal primarily reflects the Company’s current business model, the long‑term price curve, the progression of investments and the commencement of commercial operation. For further details, see Note 19 of our Consolidated Statements.
Casa Nova
The Casa Nova wind complex in Bahia has 18 wind turbines, each with a capacity of 1.5 MW, totaling 27 MW of installed capacity, enough to supply energy to approximately 22,000 households. The asset was tested for impairment, in accordance with accounting standards, which resulted in a provision of R$141.5 million for the year ended December 31, 2025. The provision related to the Casa Nova plant reflects current expectations regarding energy generation and the asset’s future performance, which have been negatively impacted by conditions in the power transmission system for energy outflow.
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
Description of Principal Line Items
Operating Revenues
Electrical Energy Sales
We derive our revenues from the generation and transmission of electricity, as set out below:
◦revenues in our generation segment derive from the commercialization and sale to distribution companies and free consumers of electricity that we have generated. Revenues from our electricity generation segment are recognized based on the output delivered at rates specified under contract terms or prevailing regulatory rates. For generation concessions renewed pursuant to Law No.

12,783/2013, there was a change in the revenue framework, whereby the exploration method and the operating and maintenance methods are separately disclosed; and
◦revenues from our transmission segment derive from the construction, operation and maintenance of transmission grids for third-party electricity concessionaires, and we generate revenues arising from applying inflation and other indexes to the value of our investments. Revenues receivable from other concessionaires using our basic transmission grid are recognized in the month that the services are provided to the other concessionaires. These revenues are fixed each year by the Brazilian Government. These revenues also include as financial revenue the value calculated over receivables registered as financial assets, based on fees calculated from the receipt of RAP (which is based on gross RAP minus the amount allocated for operations and maintenance revenue) until the concession agreements for energy transmission services terminate.
Taxes on Revenues
Taxes on revenues primarily consist of the Imposto sobre a Circulação de Mercadorias e Serviços (VAT), a state‑level tax levied on the supply of goods and certain services, including the supply of electrical energy to end consumers.
We are subject to different VAT rates across the Brazilian states in which we operate, depending on factors such as the type of energy transaction and the destination of the electricity supplied. In 2022, in the context of Extraordinary Appeal No. 714,139 (Theme 745), the Brazilian Supreme Court ruled that electricity constitutes an essential good and, therefore, may not be subject to ICMS rates higher than the general state rate. This decision is binding on all taxpayers. However, compliance with the ruling has not been uniform across Brazil, as certain states have revised their legislation to comply with the decision, while others have not yet fully implemented the required changes.
Under current Brazilian tax law, VAT is not levied on our transmission segment revenues. In addition, we are subject to two federal social contributions imposed on gross revenues, namely the Programa de Integração Social (PIS) and the Contribuição para o Financiamento da Seguridade Social (Cofins), calculated in accordance with the applicable cumulative or non‑cumulative regimes, as the case may be.
Finally, it is important to mention that Brazil is currently implementing a major tax reform of its consumption tax system, enacted through Constitutional Amendment No. 132/2023 and further regulated by Complementary Law No. 214/2025, which will gradually extinguish ICMS, PIS, and COFINS and replace them with two new value-added taxes: the CBS (Contribution on Goods and Services) and the IBS (Tax on Goods and Services). The reform introduces a dual VAT model, under which the CBS will be levied at the federal level, consolidating PIS and COFINS, while the IBS will be shared by states and municipalities, replacing ICMS (and ISS), with collection based on the destination principle rather than the origin of transactions. Both CBS and IBS are designed to be fully non-cumulative, allowing broad and automatic input tax credits, thereby eliminating cascading effects and significantly reducing litigation and compliance complexity that characterized the previous fragmented system. The new framework aligns Brazil’s consumption taxation with international VAT standards, promoting neutrality, transparency, and economic efficiency, while a gradual transition period extending to the early 2030s ensures fiscal and operational adaptation by taxpayers and subnational governments.
Regulatory Charges on Revenues
These deductions from gross revenues comprise payments made to the RGR Fund, the CDE Account, Proinfa program and similar charges levied on electricity sector participants. Regulatory charges are calculated in accordance established by ANEEL, which differ according to the type of sector charges, and thus there is no direct correlation between revenues and sector charges.
Operating Expenses
Personnel, Material and Services
Our operating expenses related to personnel, material and services primarily consist of daily administrative expenses for employees, equipment and infrastructure, as well as expenses related to outsourcing security, maintenance and external consultants and advisors. Due to the diverse nature of these expenses, we apply certain subjective criteria to allocate such expenses to our operational activities. These expenses do not include raw material costs used to generate power.
Fuel for Electricity Production
The cost of fuel will no longer be a significant component of our operating expenses. This is due to the sale of the Candiota III thermal power plant in January 2024 and the gas-fired power plants to Âmbar Energia in June 2024, with the transaction completed in October 2025 with the sale of the remaining thermal plant. Most of these costs, under the Isolated System, are subsequently reimbursed from the CCC Account, pursuant to Law No. 12,111/2009. In 2025, the Company’s fuel purchase cost was R$1.0 billion.
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
Operational Provisions
This reflects the charges we make in respect of:
i.legal proceedings to which we are party;
ii.allowance for expected credit losses;
iii.impairments;
iv.onerous contracts; and
v.other matters.
Donations and Contributions
This reflects expenses relating to investments in research and development, as well as investments in cultural programs and sponsorships.
Effect of Periodic Tariff Review
ANEEL’s goal with the periodic tariff review is to recalculate the costs for the efficient operation and maintenance of the system managed by the transmission company. By the end of this process the transmission total revenue can reduce or increase.

Others
Our other operating costs and expenses comprise a number of miscellaneous costs and expenses that we incur as part of our day-to-day operations. The most significant components are:
i.leasing goods such as generation units for the Isolated System;
ii.costs and expenses of operations and maintenance of our facilities that provide for electricity services;
iii.telecommunication costs comprising primarily costs incurred for telephone and internet services;
iv.insurance costs and expenses, including insurance for our facilities and property; and
v.costs of disposal of assets, primarily transformers.
Results of Equity Method Investment
Results of equity method investment in the profit and loss of associates and joint ventures accounted for using the equity method.
Financial Result
Financial Income
Interest income related to marketable securities, Certificado de Depósito Bancário securities and fixed-income funds.
Financial Expenses
This mainly reflects debt service costs expenses.
Foreign Exchange and Monetary Gain (Loss)
We monitor our exposure to the floating rates and have entered into derivative contracts to minimize this exposure in accordance with our financial hedge policy. See the “Exchange Rates” above.

ITEM 5A.. Operating Results
Presentation of Segment Information
Segment information is intended to provide insight into the way we manage and evaluate our businesses. The accounting policies for each segment are the same as those described in the summary of significant accounting policies. We continue to segment our core operations in the Brazilian generation and transmission markets. Previously, certain revenues and expenses not related to these segments were classified under the ‘Other Activities’ segment. However, following the merger of Furnas into us effective from July 1st, 2024, we no longer classify any amounts as part of the “Administration” segment. For more information, please see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting our Performance—Merger of Furnas.

Please see Note 36 to Consolidated Financial Statements for information on revenues from external customers and intersegment revenues.

The following table shows our revenues and operating expenses as a percentage of net operating revenues with eliminations:

	Year Ended December 31,			Year Ended December 31,
	2025	2024	2023	2025	2024	2023
	(%)			(R$ thousand)
Continuing Operations
Revenues
Generation	67.22	69.92	71.63	27,747,725	28,095,622	26,616,642
Transmission	48.73	48.01	46.91	20,115,785	19,292,579	17,432,037
Other operating revenues	1.31	0.84	1.15	541,348	337,166	426,427
Taxes on revenues	(10.79)	(12.59)	(13.37)	(4,456,261)	(5,059,581)	(4,967,222)
Regulatory charges on revenues	(6.46)	(6.18)	(6.32)	(2,667,003)	(2,484,234)	(2,348,976)
Net operating revenue	100.00	100.00	100.00	41,281,595	40,181,552	37,158,908
Expenses
Operating expenses	(86.16)	(66.45)	(70.32)	(35,566,369)	(26,702,164)	(26,129,636)
Other revenues and expenditure	1.11	0.34	1.75	459,000	136,540	651,280
Regulatory remeasurements - Transmission contracts	(9.89)	15.26	(0.03)	(4,081,630)	6,129,771	(12,144)
Financial result	(26.47)	(28.94)	(32.30)	(10,926,530)	(11,628,120)	(12,002,121)
Results of Equity Method Investments	4.49	6.23	5.55	1,853,984	2,503,205	2,062,090
Profit (Loss) before taxes	(16.91)	26.43	4.65	(6,979,950)	10,620,784	1,728,377
Income tax and social contribution	32.80	(0.60)	8.07	13,539,607	(240,030)	2,998,498
Net profit from Continuing Operations	15.89	25.83	12.72	6,559,657	10,380,754	4,726,875
Net profit (loss) from Discontinued Operations	—	—	(0.89)	—	—	(332,014)
Net profit for the year	15.89	25.83	11.83	6,559,657	10,380,754	4,394,861

This section is an overview of our consolidated results of operations, which are discussed in greater detail with respect to each segment below.
Results of Generation Segment
Net Operating Revenue
Net operating revenues for the generation segment increased by R$0.1 billion, or 0.4%, reaching R$23.8 billion in the year ended December 31, 2025, from R$23.7 billion in the year ended December 31, 2024, as a result of the factors set out below.
Electricity Sales
Electricity sales increased by R$0.7 billion, or 2.9%, to R$25.8 billion in the year ended December 31, 2025, from R$25.0 billion in the year ended December 31, 2024. This variance was mainly due to:
i.these effects were partially offset by higher revenue in the Free Market and by an increase in average PLD in the MCP, which rose from R$126/MWh in 2024 to R$202/MWh in 2025 (increase of R$2.4 billion);
ii.non-recurring event in 2024 referring to the renegotiation of the hydrological risk of the Tucuruí HPP, which generated higher revenue in that year in the regulated market (decrease of R$1.3 billion); with no counterpart in 2025; and

iii.the sale of thermal power plants in 2025, which resulted in lower revenue compared to 2024 (decrease of R$2.5 billion).
Operating Expenses
Operating expenses for the generation segment increased by R$9.1 billion, or 51.2%, to R$26.8 billion in the year ended December 31, 2025, from R$17.7 billion in the year ended December 31, 2024. This increase was mainly due to:
i.higher purchases from third parties in the Free Market (R$1.3 billion); and
ii.these effects were partially offset by lower fuel costs resulting from the sale of thermal power plants in 2025 (R$1.0 billion).
Results of the Transmission Segment
Net Operating Revenue
Net operating revenue from the transmission segment increased by R$0.5 billion, or 3.2%, to R$17.0 billion in the year ended December 31, 2025, from R$16.5 billion in the year ended December 31, 2024. This increase was mainly driven by a rise in construction revenue of R$0.6 billion, or 15.3%, totaling R$4.8 billion in 2025 compared to R$4.2 billion in 2024, related to investments made in ongoing transmission projects, as well as by an increase in operation and maintenance revenue of R$0.3 billion, or 3.6%, totaling R$8.0 billion in 2025 compared to R$7.7 billion in 2024.
Regulatory remeasurements - Transmission contracts
The regulatory remeasurements decreased by R$10.2 billion, from an income of R$6.1 billion to an expense of R$4.1 billion. This decrease was primarily due to the remeasurement of the RAP cash flow related to the financial component of RBSE.
In June 2025, ANEEL approved a regulatory remeasurement of the financial component of the RBSE transmission assets. As a result, the RAP for the remaining cycles (2025/2026 to 2027/2028) was reduced from R$7.6 billion to R$6.1 billion per cycle. The reduction in revenue primarily affected AXIA Energia’s subsidiaries in the Northeast, North, South, and Southeast regions.
Operating Expenses
Operating expenses for the transmission segment increased by R$0.9 billion to an expense of R$10.4 billion in the year ended December 31, 2025, from an expense of R$9.5 billion in the year ended December 31, 2024. This increase was directly related to the investments made in ongoing transmission projects.
Results of the Other Activities Segment
With the acquisition of control of Eletronet S.A., completed in April 2025, the company began operating not only in the generation and transmission segments, but also in the Other Activities segment. This new segment is composed of the operations of the newly controlled subsidiary and of activities not related to the concessions.
Presentation of Consolidated Information
Net Operating Revenue
Net operating revenue increased by R$1.1 billion, or 2.7%, to R$41.3 billion in the year ended December 31, 2025, from R$40.2 billion in the year ended December 31, 2024. This increase was described above in the “Results of Generation Segment” and “Results of the Transmission Segment” sections.

Operating Expenses
Operating expenses increased by R$8.9 billion, or 33.2%, to R$35.6 billion in the year ended December 31, 2025, from R$26.7 billion in the year ended December 31, 2024. This increase was mainly because the Company recognized, in the results for the year ended December 31, 2025, an impairment provision of R$7.2 billion, recorded under operating expenses within the line item “results from acquisitions and divestments”. For further details, see Notes 34 and 39 of our Consolidated Statements.
Other Revenue and Expenditure
Other revenue and expenditure increased by R$322.5 million, or 236.3%, to R$459.0 million in the year ended December 31, 2025, from R$136.5 million in the year ended December 31, 2024. This variation was driven by the reconciliation effect of deposits related to legal claims, amounting to R$0.3 billion, as well as the receipt of R$85.0 million referring to compensation in connection with the settlement of a legal proceeding.
Financial Results
Our financial result decreased by R$0.7 billion, or 6.0%, resulting in an expense of R$10.9 billion for the year ended December 31, 2025, compared to an expense of R$11.6 billion for the year ended December 31, 2024. This positive variance was mainly driven by the impact of the CDI rate on revenue from financial investments, which increased by R$1.6 billion during the period. Conversely, there was an increase in expenses related to derivative instruments, resulting in a negative impact of R$1.4 billion, influenced by the increase in the CDI in 2025.
Results of Equity Method Investments
Income from equity interests decreased by R$0.6 billion, or 25.9% to R$1.9 million in the year ended December 31, 2025, from R$2.5 billion in the year ended December 31, 2024. This variation resulted from the following factors: negative impact from Eletronuclear amounting to an expense of R$83.8 million for the year ended December 31, 2025 compared to an income of R$562.2 million for the year ended December 31, 2024, and also a negative impact from ISA Energia, totaling an income R$489.7 million for the year ended December 31, 2025 compared to an income of R$874.5 million for the year ended December 31, 2024.
Additionally, the Company recognized, in the results for the period, an impairment provision of R$7.3 billion, recorded under operating expenses within the line item “results from acquisitions and divestments. For further details, see Notes 34 and 39 of our Consolidated Statements.
Income Tax and Social Contribution
Income tax and social contributions, considering both deferred and current taxes, changed from an expense of R$0.2 billion in 2024 to income of R$13.5 billion in 2025. This variance mainly reflects the Company’s revised projection of taxable results, mainly due to the update of energy price assumptions and the reduction in leverage, resulting from improved operational performance and the elimination of significant future capital contributions, considering the remaining term of the concessions, without any assumption of renewal. As of December 31, 2025, the total balance of recognized deferred income tax and social contribution assets amounted to R$15.1 billion (R$1.4 billion as of December 31, 2024), net of deferred tax liabilities. For more information, see Note 12 to our Consolidated Financial Statements.
Net Profit for the year
As a result of the factors discussed above, we recorded net profit for the year of R$6.6 billion in the year ended December 31, 2025, compared to net profit for the year of R$10.4 billion in the year ended December 31, 2024.
Year ended December 31, 2024, compared to year ended December 31, 2023
For a discussion of our results of operations for the year ended December 31, 2024, compared to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects — A. Results of Operations — Year Ended December 31, 2024, Compared to Year Ended December 31, 2023” of our Annual Report on Form 20-F as of and for the year ended December 31, 2024 (File No. 001-34129).

ITEM 5B. Liquidity and Capital Resources
Our main sources of liquidity derive from the cash generated by our operations and from loans received from various sources, including funding from the local and international capital markets.
We require funding mainly to finance the upgrade and expansion of our generation and transmission facilities and to repay our maturing debt obligations.
From time to time, we evaluate potential new investment opportunities, which may be financed through cash generated from our operations, loans, issuances of debt and equity securities, capital increases or other funding sources that may be available at the time. These funds are partially derived from transmission segment and our electricity sales.
Sources of financing for working capital and for investments in long-term assets
Our main sources of financing for working capital and investments in property, plant and equipment over the past three years have been our own operational cash flows and loans from domestic and international lenders.
The main uses of these resources include:
i.payment or renegotiation of debt;
ii.funding the improvement and expansion of our generation and transmission projects; and
iii.possibility to participate, through our subsidiaries, in public bidding processes in connection with new transmission lines and new generation auctions and agreements, since, if we succeed in any of these bidding processes, we will need additional resources to fund the required investments to expand the applicable operations.
Some of our loans, financing and debenture agreements in the local market contain covenants and restrictive clauses. Our main covenants related to financial ratios refer to compliance with certain levels of these ratios:
i.Net Debt to EBITDA;
ii.Debt Service Coverage Ratio - ICSD; and
iii.among others on a smaller scale existing in the contracts.
As for the covenants not associated with compliance with financial ratios, our main covenants include:
i.requirements for change of corporate control or corporate restructuring;
ii.compliance with licenses and authorizations; and
iii.limitation on significant sale of assets, among others.
However, it is important to note that covenants, whether associated with compliance with financial ratios, are not necessarily required in all of our and our subsidiaries’ agreements. Besides, such agreements reflect conditions, calculation protocols and limits dimensioned in a customized way according to the reality of each company of the group and contractual negotiations carried out at the time of the financing. We have been adopting initiatives to gradually conform the covenants in our existing agreements with those we are adopting in our new agreements.
Our main uses of funds in the year ended December 31, 2025, were related to investments in generation and transmission assets, as well as business combinations. Net cash used in investment activities totaled R$5.6 billion. In the years ended December 31, 2024, and 2023 funds were similarly used for investments in generation and transmission assets and for business combinations, with net cash provided by investment activities amounting to R$8.7 billion and R$0.8 billion, respectively.
We meet these funding requirements through (i) cash and cash equivalents (R$16.4 billion), and (ii) long-term financing (totaling R$61.1 billion). Our management believes that we have sufficient sources of liquidity to meet our present financial commitments through the combined use of our operating cash flow, the receipt of indemnities already approved by the grantor under Law No. 12,783/2013, our issuances of debentures, and proceeds from loans and financings already contracted. Our Board of Directors has approved a strategic business plan which aims to increase investment, sell administrative properties, sell certain SPEs, and structure a tax planning strategy to optimize our tax costs and improve the use of tax credits.
Short-Term Debt
Our outstanding short-term debt1 serves many purposes, including supporting our working capital. As of December 31, 2025, our total debt due in the short-term, including accrued interest (current loans, financing and debentures), amounted to R$13.2 billion, compared to R$12.8 billion as of December 31, 2024.
Long-Term Debt
Our outstanding long-term debt2 consists primarily of loans from financial institutions and offerings in the international capital markets. As of December 31, 2025, our consolidated long-term debt (non-current loans, financing and debentures) was R$61.1 billion. As of December 31, 2024, our consolidated long-term debt was R$62.8 billion. Some of our short-term and long-term debts contain financial covenants. See “Item 4. Information on the Company—B. Business Overview—Lending and Financing Activities” for further information regarding our debts and lending activities.

	Cash Flow For the Year Ended December 31,
	2025	2024	2023
	(R$ thousand)
Net Cash Flows from Operations:
Provided by operating activities	14,509,830	12,385,583	8,235,338
Used in investing activities	(5,573,300)	(8,660,321)	(124,998)
Provided by/ Used in financing activities	(19,091,192)	9,800,889	(6,755,131)

	Cash Flow For the Year Ended December 31,
	2025	2024	2023
	(R$ thousand)
Net Cash Flows from Discontinued Operations:
Provided by/ Used in operating activities		—	—
Provided by investing activities	—	—	952,036
Provided by/ Used in financing activities	—	—	—

Cash Flow from Operating Activities – Continuing Operations
Our cash flow from operating activities primarily results from:
•the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices;
•the payment of financial charges;
•amounts received from allowed annual revenue;
•the payment of income taxes and social contributions;
•amounts received from financial assets;
•amounts received from remuneration of investments in ownership interests;
•the impact of provisions for legal proceedings; and
1 Short-term debt refers to borrowings and other interest-bearing financial liabilities that mature within twelve months, including short-term loans, current portions of long-term debt, and accrued interest
2 Long-term debt refers to borrowings and other interest-bearing financial liabilities with maturities greater than twelve months, including long-term loans, bonds, debentures, and other non-current financing arrangements.

•deposits for legal proceedings in cases where we are ordered to pay a deposit to the relevant court.
Cash flow from operating activities have been sufficient to meet operating and capital expenditure requirements during the periods under discussion.
In the year ended December 31, 2025, our cash flow from operating activities increased by R$2.1 billion, or 17.2%, to R$14.5 billion, from R$12.4 billion in the year ended December 31, 2024. This variation was mainly due to the reduction in financial charges paid, totaling R$5.8 billion in 2025 compared to R$6.7 billion in 2024, as well as the reduction in tax payments, amounting to R$0.7 billion in 2025 compared to R$1.5 billion in 2024.
In the year ended December 31, 2024, our cash flow from operating activities increased by R$4.2 billion, or 50.4%, to R$12.4 billion, from R$8.2 billion in the year ended December 31, 2023. This is mainly due to the increase in accounts receivable of R$2.0 billion, (ii) the increase in the receipt of allowed annual revenue of R$960.3 million and the decrease in payment of income tax and social contribution of R$1.4 billion.
Cash Flow from Investment Activities – Continuing Operations
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
In the year ended December 31, 2025, our cash flow used in investment activities decreased by R$3.1 billion, to cash used of R$5.6 billion in the year ended December 31, 2025, from cash used of R$8.7 billion in the year ended December 31, 2024. This variation mainly reflects the reduction in marketable securities investments, amounting to R$1.9 billion in 2025, compared to the investments of R$3.1 billion in 2024, and the lowest acquisition of property, plant and equipment, to R$2.1 billion in 2025 against R$3.1 billion in 2024.
In the year ended December 31, 2024, our cash flow used in investment activities increased by R$8.5 billion, to cash used of R$8.7 billion in the year ended December 31, 2024, from cash used of R$125.0 million in the year ended December 31, 2023. This increase was mainly driven by higher acquisitions of financial investments compared to prior year’s redemptions, representing an increase in cash used of R$9.7 billion. This effect was partially offset by the disposal of investments in shareholdings, representing an increase in cash generated by investing activities of R$1.5 billion compared to prior year.
Cash Flow from Financing Activities – Continuing Operations
Our cash flow from financing activities decreased by R$28.9 billion, from a provided cash of R$9.8 billion in the year ended December 31, 2024, to a used cash of R$19.1 billion in the year ended December 31, 2025. This variation was due to the reduction in borrowings from loans, financings, and debentures, totaling R$8.0 billion in 2025, compared to R$30.0 billion in 2024, as well as the increase in payments of remuneration to shareholders, amounting to R$12.2 billion in 2025, compared to R$1.3 billion in 2024.
Our cash flows from financing activities increased by R$16.6 billion, from cash used of R$6.8 billion in the year ended December 31, 2023, to cash generated of R$9.8 billion in the year ended December 31, 2024. This variation was due to the raising of funds through bonds, debentures and commercial notes of R$30.0 billion in 2024 compared to R$11.8 billion in 2023.

Cash Flow - Discontinued Operations
In the year ended December 31, 2025, our cash flows from discontinued operations had no activities.
In the year ended December 31, 2024, our cash flows from discontinued operations had no activities.
In the year ended December 31, 2023, our cash flows from discontinued operations increased by R$955.9 million.
Capital Expenditures
In the last three years, as set out in the table below, we invested an average of R$8.4 billion per year in expansion, modernization, infrastructure, and environmental quality, among others. In 2025, we invested a total of R$8.6 billion in these activities.

	As of December 31,
Nature of Investments	2025	2024	2023
	(R$ million)
Generation	165.16	1,209.80	1,182.54
Transmission	5,497.78	3,613.08	2,672.82
Maintenance - Generation	1,258.98	1,385.04	1,544.75
Maintenance - Transmission	—	93.14	855.38
Other (Infrastructure and Environmental Quality)	1,064.49	921.65	551.76
Subtotal Own Investments	7,986.41	7,222.71	6,807.25

Generation	—	478.30	1,604.49
Transmission	590.18	8.05	606.26
Subtotal SPEs	590.18	486.35	2,210.75
Total	8,576.59	7,709.06	9,018.00
Our core business is the generation and transmission of energy, and we intend to continue investing in these segments in the upcoming years. Generally, in our sector, the selection of companies for the construction of new generation units and transmission lines occurs through bidding processes or through the purchase of interests in existing projects.
In 2025, we invested R$6.1 billion in the transmission segment through direct investments from our subsidiaries. Of the total investment in transmission which aims to expand, reinforce, and improve the energy transmission system in Brazil, 90.3% corresponds to corporate investments made by us and our subsidiaries.
Additionally, in 2025, we made direct investments in the generation segment in the amount of R$1.4 billion, including an investment of R$1.3 billion in maintenance.

ITEM 5C. Research and Development, Patents and Licenses
Research and Development
Since 2023, AXIA Energia has adopted a structured innovation model known as the Innovation Powerhouse, which integrates methodologies, technologies, internal capabilities, and external partners to develop solutions at scale. This model is designed to strengthen value creation through continuous innovation, enabling the implementation of initiatives that enhance operational processes, support the adoption of new technologies, and contribute to organizational advancement. The integrated approach accelerates the solution development cycle, increases efficiency, and supports the optimization of the Company’s corporate practices.

In 2025, the Company invested R$629.8 million in innovation and R&D in total. Focusing specifically on R&D regulated by the National Electric Energy Agency (ANEEL), AXIA Energia advanced 34 research and development initiatives, representing an estimated investment of R$97.9 million. These efforts were primarily directed toward energy storage, digitalization; electrification; green hydrogen; virtual and augmented reality; urban hybrid generation and storage; hybrid energy generation; floating photovoltaic generation system for marine environments; electric power system planning; energy storage and renewable energy generation; digital transformation; BIM methodology; floating and wind (hybrid) photovoltaic generation; solar thermal (CSP).

A key milestone during the year was the deployment of an integrated hybrid energy system in Casa Nova, Bahia, combining solar and wind generation with utility‑scale battery energy storage (BESS) and flexible data center loads. Backed by approximately R$90.8 million in investment, the initiative increased operational flexibility, reduced curtailment‑related losses by absorbing renewable excess, and confirmed scalable pathways to greater efficiency, resilience, and energy security. The company also initiated a pilot project based on concentrated solar energy (CSP) with integrated thermal energy storage, reinforcing its commitment to firm and dispatchable renewable solutions. The project adopts a hybrid architecture that combines high-concentration photovoltaics (HCPV) with thermal energy capture and storage derived from concentrated solar systems, expanding AXIA Energia’s technological diversification strategy, reducing reliance on intermittent generation, and strengthening the long-term competitiveness and resilience of its energy portfolio.
The company also advanced two major research and development projects:
•RVA HVDC, which consists of an integrated system for monitoring and analyzing valves and components in the HVDC valve hall, combining RGB and thermographic imaging with sensor data to enable visualization in virtual environments and digital representation of components using strategies like digital twin concepts, thereby supporting more accurate decision making in operation and maintenance contexts.
•SiRI, an innovation that improves the maintenance processes of four generating/transforming units at the Tucuruí Hydroelectric Plant (UHE) through a new network of sensors (pressure, flow, and temperature), automatic actuators, a supervisory system, and artificial intelligence, enabling real-time monitoring and predictive maintenance. As part of SiRI, AXIA Energia successfully registered proprietary software, securing intellectual property rights and reinforcing the Company’s leadership in digital energy solutions.
The innovative projects are supported by technical expertise, laboratory infrastructure, and services of Cepel. As a leading scientific, technological, and innovation institution (ICT) dedicated to the development of the Brazilian Electric System, Cepel has served as both a technical and strategic partner in the company’s key value delivery initiatives and in the implementation of priority themes for both the company and the sector. These efforts focus on energy transition and the continuous improvement of products and services widely used across the national electricity industry.
These capabilities have been further enhanced by worldclass laboratory infrastructure and by strategic investments in high performance computing (HPC) and artificial intelligence initiated in 2025, enabling advanced simulations, complex modeling, and largescale data analysis.
Trademarks, Patents and Licenses
The Company works to protect inventions and research results by monitoring R&D projects and employee-driven solutions with the objective of enhancing outcomes in this area. AXIA Energia currently maintains 72 active patent applications, of which 41 have been granted, in addition to 69 software registrations. This portfolio is complemented by 7 granted patents and 17 software registrations held by Cepel.
Insurance
We have the following insurance policies, whose coverage extends to our subsidiaries:
•civil liability for Directors and Executives;
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
•heavy fleet and various equipment.

ITEM 5D. Trend Information
To achieve our goal of becoming the most complete infrastructure platform and renewable energy company in a sustainable manner, we continuously monitor and analyze the environment in which we operate to ensure that our strategic planning remains aligned with the evolving demands of the energy sector and our stakeholders.
We have identified the following key trends, which we believe will support the continued growth of our business and further enhance our corporate reputation:
•Customers: We expect demand for decarbonization to continue and clean energy solutions to drive the need for agile and efficient services. Companies with a diversified and modern portfolio, competitive pricing, strong guarantees, high operational quality, and a proven ability to deliver reliable, stable, and flexible power generation are likely to be well-positioned for success.
•Shareholders: We believe that robust expansion plans, sustainable capital allocation, a strong commitment to sustainability efficient risk management, and transparent communication will be critical to maintaining investor confidence and long-term value creation.
•Professionals: We recognize that providing safe working conditions, professional development opportunities, aligned incentives and an inclusive and welcoming work environment will be essential to attracting and retaining talent.
•Society: We anticipate growing societal expectations for efficiency, transparency, and social development. As a key player in Brazil’s renewable energy transition, we are committed to delivering high-quality infrastructure, ensuring reliable and continuous, and operating with ethics and environmental responsibility.
•Suppliers: We believe that long-term partnerships based on trust, transparency and clear communication - along with financial stability and sustainability - will be fundamental to maintaining a secure and resilient supply chain.
•Regulatory environment: We expect that regulatory frameworks will increasingly focus on ensuring quality and continuity of energy supply, achieving sustainability targets, and fostering technological innovation to enhance security and efficiency.

ITEM 5E. Critical Accounting Estimates
Our financial statements are prepared in accordance with IFRS Accounting Standards. For a summary on critical judgments, assumptions, and estimation uncertainties applied in the adoption of accounting policies that have the most significant impact on the amounts recognized in our financial statements, please refer to Note 5 to our Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 6A. Board of Directors and Senior Management
We are managed by our Board of Directors (Conselho de Administração) and Board of Executive Officers (Diretoria Executiva), in accordance with our Bylaws and applicable legislation. The management bodies are supported by advisory committees and secretariats specialized in matters of specific interest. Members of both boards may or may not be shareholders and, as required by the Brazilian Corporate Law, may be required to provide a management guarantee.
Board of Directors
Our Bylaws establish that our Board of Directors shall be composed of ten members, elected at the General Shareholders' Meeting for a two-year term, with reelection permitted, including three Directors elected by the Federal Government, representing the Federal Government Shareholder Group, through a separate voting process at the General Shareholders' Meeting, and one Director elected by the majority of PNA1 and PNB1 shares, until the conclusion of Novo Mercado's migration. All nominees must meet the eligibility requirements. The remaining members of the Board of Directors are elected by holders of common and PNC shares, excluding the Government Shareholders’ Group.
In the event that the Federal Government Shareholder Group holds less than thirty percent of the Company’s voting share capital, the Federal Government’s right, on behalf of such shareholder group, to elect members of the Board of Directors through a separate voting process, as described above, shall be partially reduced, such that the Federal Government shall be entitled to elect, through a separate voting process: (i) two members to the Company’s Board of Directors; and (ii) one member and the respective alternate to the Company’s Fiscal Council.
If the Federal Government Shareholder Group holds less than twenty percent of the Company’s voting share capital, the Federal Government’s right, on behalf of such shareholder group, to elect members through a separate voting process, as described above, shall be automatically extinguished, and the Federal Government shall no longer be entitled to elect any members to the Board of Directors or to the Fiscal Council through a separate voting process.
Any reduction in the Federal Government Shareholder Group’s voting interest, as described above, shall not affect the terms of office of incumbent members of the Board of Directors elected through a separate voting process by the Federal Government.
If, at any time, the Federal Government Shareholder Group holds a voting interest below the thresholds required to maintain the rights described above, such rights shall be automatically and definitively extinguished, even if the Federal Government Shareholder Group subsequently increases its ownership to a level equal to or greater than such thresholds.
The Board of Directors must appoint among a Chairman from among its members, who shall designate a substitute in case of absence. The Chairman cannot serve on the board of more than one publicly held company not controlled by us. The remaining Directors cannot serve on the board of more than three publicly held companies not controlled by us. The address of our Board of Directors is Av. Graça Aranha, No 26, Centro, Zip Code: 20030-900, Rio de Janeiro, RJ, Brazil.
Pursuant to the Bylaws, the Board of Directors must be composed of at least five independent members.
The Board of Directors is supported by the following advisory committees: (i) Audit and Risks Committee, composed of three to five independent members; (ii) People and Governance Committee, composed of three to five independent members; (iii) Planning and Projects Committee, composed of three to five independent members; (iv) Sustainability Committee, composed of three to five members; and (v) Legal Affairs Support Committee, composed of three to five members. The first four committees are permanent statutory bodies, and all committees operate under their internal regiment approved by our Board of Directors.

In 2025, all committees were composed exclusively of Board members, with the exception of the Audit and Risks Committee and the Legal Affairs Support Committee, which included two and one independent external members, respectively.
The Board of Directors held 37 meetings in 2023, 45 meetings in 2024, and 40 meeting in 2025, including both ordinary and extraordinary meetings, and when called by most of the directors or by the Chairman. Among its responsibilities, the Board of Directors is tasked with:
i.establishing our business guidelines and strategic objectives to guide current operations and future development;
ii.approving our main investment projects;
iii.approving, in accordance with the levels established in our guidelines, the contracting of loans or financing and the issuance of guarantees, in Brazil or abroad, by our subsidiaries;
iv.determining and reviewing our goals and main policies;
v.determining our core values to be promoted throughout the Company; and
vi.selecting and appointing main executive leadership and defining their compensation structures.
Under Brazilian law, the General Meeting may permit the election of a member of the Board of Directors who also serves on the board of a competitor. It is also possible for us to recognize a company as a competitor during the current mandate of our Board of Directors. In such case, we must disclose the information in our reference form.
Currently, one of our Board members also serves on the Board of Directors of a Company considered a competitor. In line with Brazilian law and our conflicts of interest policy, members in this situation must disclose their interests during board meetings that involve discussions related to these competitors and abstain from participating in discussions and voting if a conflict of interest is identified. Additionally, other Board members may raise concerns about potential conflicts of interest involving their peers, which the Board of Directors is responsible for evaluating and managing. Only the General Meeting is authorized to determine other measures regarding such situations.
In April 2025, AXIA Energia and the Federal Government entered into a settlement agreement to end the legal dispute in the STF regarding the voting power limit of the Union in the Company, which was set at 10% following privatization. Shareholders approved the agreement, which allows the government to elect three out of the ten members of the Board of Directors, thereby resolving the dispute over the voting power limitation.
As a result, at the 2025 General Meeting, Silas Rondeau, Nelson Hubner, and Mauricio Tolmasquim were elected by the Brazilian Government through a separate voting process and became members of the Company’s Board of Directors.
The current ten members of our Board of Directors are listed below:

Name	Year First Elected	Position
Vicente Falconi Campos	2022	Chairman
Ana Silvia Corso Matte	2024	Director
Carlos Márcio Ferreira	2025	Director
Felipe Villela Dias	2019	Director
José João Abdalla Filho	2025	Director
Marisete Fátima Dadald Pereira	2022	Director
Maurício Tiomno Tolmasquim	2025	Director
Nelson José Hubner Moreira	2007	Director
Pedro Batista de Lima Filho	2022	Director
Silas Rondeau Cavalcante Silva	2004	Director

Vicente Falconi Campos – Chairman, born on September 30, 1940:
Education: Vicente holds a degree in Engineering from Universidade Federal de Minas Gerais (UFMG), as well as a master's and Ph.D. in engineering from the Colorado School of Mines. He worked as engineering professor for 40 years and was awarded the honorary title of Professor Emérito by UFMG.
Professional Experience: Vicente is the founder, partner, and president of the board of Falconi Consultores S.A., a management consulting company. He served as board member of AmBev for 25 years and has also held board position at Banco Unibanco, Sadia, Brasil Foods, Cyrela and Qualicorp. He currently serves on the board of Falconi Participações S.A. and on the consulting board of Fundação Zerrener. He was recognized by the American Society for Quality as “One of the 21 Voices of the 21st Century”. He has published six books in the field of Business Management, which together have sold more than one million copies. He received honors from the Brazilian federal government (Rio Branco Medal and Knowledge Medal), from the state government of Minas Gerais and from the municipality of Belo Horizonte. Vicente serves as an independent member and Chairman of the Board of Directors, and is also a member of the People and Governance Committee and the Planning and Projects Committee of the Company.
Ana Silvia Corso Matte – Board Member, born on May 30, 1958:
Education: Ana Silvia holds a bachelor’s degree in Law from Universidade Federal do Rio Grande do Sul and a postgraduate degree in Human Resources from Pontifícia Universidade Católica do Rio de Janeiro ("PUC-Rio"). She has completed executive training programs and board member courses at Fundação Dom Cabral, INSEAD, and the Brazilian Institute of Corporate Governance (IBGC), among others.
Professional Experience: Ana Silvia has experience as an executive in the fields of human resources and administration, having held management and C-level positions at companies such as CSN, WELLA, and Light S.A., among others. She is certified as a Board Member (CCA+ Level) by IBGC and as an Innovation Advisor by GoNew. For the past 12 years, she has served as a board member and independent external member on thematic committees for companies including Cemig S.A., Cemig Telecom, Renova Energia, AXIA Energia, Vale, Copel, Petrobras, and SABESP, where she served as a board member from April to September 2024. She is currently a member of the Board of Directors and the Sustainability Committee of Norte Energia S.A. She also serves on our People and Governance Committee and Sustainability Committee. Additionally, she is a Specialist External Member of the Eligibility and Remuneration Committee of SABESP. She is a founding partner of the consulting firm Ana Silvia Matte Consultoria em Gestão Ltda. and an angel investor in several startups. She has been a member of the IBGC's People Committee since 2021 and works as a speaker in courses at the same institute. She participated as a co-author of the book "Women on the Board - The Power of a Story", published in 2022 by Editora Leader. Ana Silvia serves as an independent member of the Board of Directors, and is also a member of the People and Governance Committee and the Sustainability Committee of the Company.
Carlos Márcio Ferreira – Board Member, born on May 28, 1959:
Education: Carlos holds a degree in Accounting and a specialization in Controllership and Finance from Fundação Getulio Vargas (FGV).
Professional Experience: Carlos is an accountant with over 26 years of experience in leadership positions, with a strong focus in the power sector over the past 17 years. In 2017, he joined the Board of Directors of Eneva S.A., a company operating in the electric power generation segment, where he served as Chairman of the Board until the end of his term in December 2019. In 2019, he became a member of the Board of Directors of Light S.A., a company active in the generation, distribution, and commercialization of electric energy, concluding his term in April 2021. In March 2021, he joined the Board of Directors of Petroreconcavo S.A., a company operating in the oil and gas production and exploration segments. He currently serves as Vice Chairman of the Board, Coordinator of the Audit Committee, and member of the People and ESG Committee. More recently, in April 2023, he became a member of the Board of Directors of Eucatex S.A., an industrial company operating in the furniture, resale, and civil construction markets, where he serves as member of the Board of Directors, Audit Committee and People and Governance Committee. He is a member of our Planning and Projects Committee and Audit and Risks Committee.
Felipe Villela Dias – Board Member, born on December 18, 1981:
Education: Felipe holds a degree in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ) in 2005 and holds an MBA degree in Logistics from Coppead/UFRJ.

Professional Experience: Felipe is currently a partner at Visagio Consultoria Ltda., where he works as a specialist in finance and investment. He was a partner at Squadra Investimentos and CFO and Investor Relations Officer at Brasil Brokers. He was a member of the board of directors of Smiles Fidelidade in 2018 and 2019, Grupo Technos from 2019 to 2023, CVC from 2020 to 2023, and Santos Brasil from 2018 to 2024. He has been an independent member of the Board of Directors of AXIA Energia since 2019 and PRIO since 2019. He serves as Chairman of the Audit Committee of PRIO. Felipe also serves as a member of our People and Governance Committee, Sustainability Committee, and Planning and Projects Committee.
José João Abdalla Filho – Board Member, born on May 30, 1945:
Education: José João holds a degree in Economy from Universidade Presbiteriana Mackenzie in São Paulo.
Professional Experience: José João is one of the largest individual long-term investors on B3, with a focus on the Oil & Gas, Energy, and Mining sectors, maintaining positions for over 10 years. He has participated as an alternate member in Board of Directors meetings of Companhia Energética de Minas Gerais (Cemig) and Companhia Distribuidora de Gás do Rio de Janeiro (CEG), which provided him with valuable background in the Energy and Oil & Gas sectors. He currently serves as a Board Member, a Member of the Investment Committee at Petrobras, and a Member of the Minority Shareholders Committee. He is the Chief Executive Officer of Banco Clássico S.A. (since 1989), CEO of Agro Imobiliária Primavera S.A. Brasil (since 1975), CEO of Dinâmica Energia S.A. (since 2005), CEO of Navegação Porto Morrinho S.A. (since 2009), and CEO of Socal S.A. Mineração e Intercâmbio Comercial e Industrial and Agro Imobiliária Primavera S.A. (since 1968). He was an Alternate Board Member of Engie S.A. (from 2015 to 2022), Board Member of Companhia Energética de Minas Gerais – CEMIG (from 2019 to April 2025), Board Member of Transmissora Aliança de Energia Elétrica – TAESA (2019 – 2022), and Alternate Board Member of Naturgy Brasil (2015 – 2022). José serves as an independent member of the Board of Directors and is also a member of the Legal Affairs Support Committee of the Company.
Marisete Fátima Dadald Pereira – Board Member, born on April 16, 1955:
Education: Marisete holds a degree in Accounting and Economics from Universidade Vale do Rio dos Sinos (São Leopoldo/RS), a postgraduate degree in Accounting from Universidade do Vale do Itajaí, and a postgraduate degree in Auditing and Economics from Universidade Federal de Santa Catarina. She also holds an Executive MBA from Universidade do Estado de Santa Catarina.
Professional Experience: Marisete has more than 35 years of experience in Brazil’s electric power sector, having served as manager of the Economic-Financial department at AXIA Energia Sul (formerly known as Eletrosul) for 18 years. From 2005 to 2022, she worked at the Ministry of Mines and Energy, where she held the positions of Special Advisor to the Minister of Mines and Energy, Head of the Special Advisory for Economic Affairs, and Executive Secretary of the Ministry of Mines and Energy. She was a member of the Board of Directors of AXIA Energia Norte S.A. (formerly known as Eletronorte), a member of the Fiscal Council of Furnas Centrais Elétricas S.A., and President of the Fiscal Council of Petróleo Brasileiro S.A. – Petrobras. Since July 2020, she has been a member of the Board of Directors of Jirau Energia (Energia Sustentável do Brasil – ESBR Jirau). Marisete serves as an independent member of the Board of Directors and is also a member and the Coordinator of the Planning and Projects Committee, Sustainability Committee and People and Governance Committee of the Company.
Maurício Tiomno Tolmasquim – Board Member, born on October 3, 1958:
Education: Maurício holds degrees in Production Engineering and in Economics, both from Universidade Federal do Rio de Janeiro. He earned a master’s degree in Energy Planning from COPPE/UFRJ and a Ph.D. from École des Hautes Études in Sciences Sociales in France. He is the author or co-author of 25 books and more than one hundred articles published in scientific journals and newspapers.
Professional Experience: Mauricio was Executive Director of Energy Transition at Petrobras. He was a professor in the master’s and doctoral programs in Planning at COPPE/UFRJ. He served as President of the Energy Research Company (EPE), Executive Secretary of the Ministry of Mines and Energy, and a member of the Board of Directors of several companies. Maurício serves as a member of the Board of Directors and is also a member of the Sustainability Committee of the Company.

Nelson José Hubner Moreira – Board Member, born on March 16, 1954:
Education: Nelson holds a degree in Electrical Engineering from Universidade Federal Fluminense and a specialization in Mathematics (Lato Sensu) from Centro de Ensino Unificado de Brasília.
Professional Experience: Nelson has extensive experience in the electric power sector. He served as Minister of Mines and Energy and as Executive Secretary of the MME. In 2009, he served as Director-General of ANEEL. He has served on the Boards of Directors of Eletronuclear, AXIA Energia, and Cemig, and was Chairman of the Board of Directors of Light S.A. He was also a member of the Board of Directors of ENBpar. In addition, he has participated in committees, fiscal councils, and held executive positions in other companies. He has been an associate consultant at Techne Gesel Projetos e Análises Ltda. since 2014. Nelson serves as a member of the Board of Directors of the Company.
Pedro Batista de Lima Filho – Board Member, born on January 14, 1975:
Education: Pedro holds a degree in Production Engineering from Universidade Federal do Rio de Janeiro.
Professional Experience: Pedro is the founding partner of Radar Asset Management since April 2013. He was a partner at 3G Capital from April 2013 to 2024. He was a founding partner and member at the Executive Committee of Vinci Partners, where he was Head of the Research team. At UBS Pactual, he served as Head of the Brazil Equity Research team, and was also a partner at Banco Pactual, where he worked from 1997 to 2006, having received several awards for his analyses in several sectors, such as Institutional Investor and Latin Finance. He is a member of the Advisory Board of Instituto Reação and Falconi Capital Ltda. He currently serves as Coordinator of our People and Governance Committee and is a member of our Planning and Projects Committee and our Legal Affairs Support Committee.
Silas Rondeau Cavalcante Silva – Board Member, born on December 15, 1952:
Education: Silas holds a degree in Electrical Engineering from Universidade Federal de Pernambuco and a specialization in Transmission Line Engineering from Universidade Federal do Rio de Janeiro. He also holds an International Executive MBA from AMANA-KEY – APG.
Professional Experience: Silas has extensive experience in the electric power sector, Mr. Rondeau served as Minister of Mines and Energy from July 2005 to May 2007, and as President of AXIA Energia, AXIA Energia Norte, and several energy distribution companies in Brazil’s Northern region. He has served on the Boards of Directors of Petrobras, Furnas, Itaipu Binacional, and other companies. He is currently Managing Partner at Syx Consultoria Empresarial Ltda. In addition, he has participated in committees, fiscal councils, and held executive positions in other companies. He was also Chairman and member of the Board of Directors of ENBpar. He is a member of our Legal Affairs Support Committee.
Board of Executive Officers
Our Board of Executive Officers is currently composed of our Chief Executive Officer ("CEO") and ten Vice Presidents. According to our Bylaws, the Board of Executive Officers must have a minimum of three and maximum fifteen members, excluding the CEO. All members are elected by the Board of Directors for a unified two-year term, with reelection permitted.
Historically, our Board of Executive Officers meets weekly or whenever convened by a majority of its members or by the Chief Executive Officer. Our Board of Executive Officers is responsible for determining our general business policy, overseeing all matters related to day-to-day management and operations, and serves as the highest executive body for implementing our strategic guidelines. The address of our Board of Executive Officers is Av. Graça Aranha, No. 26, Centro: 20030-900, Rio de Janeiro, RJ, Brazil.

The members of our Board of Executive Officers were appointed by our Board of Directors, as of December 31, 2025, and their names and titles are listed in the table below.

Name	Position
Ivan de Souza Monteiro	Chief Executive Officer
Antônio Varejão de Godoy	Executive Vice President of Operations and Security
Camila Gualda Sampaio Araújo	Executive Vice President of Governance and Sustainability
Eduardo Haiama	Executive Vice President of Finance and Investor Relations
Élio Gil de Meirelles Wolff	Executive Vice President of Strategy and Business Development
Ítalo Tadeu de Carvalho Freitas Filho	Executive Vice President of Commercialization and Energy Solutions
Juliano de Carvalho Dantas	Executive Vice President of Technology and Innovation
Marcelo de Siqueira Freitas	Executive Legal Vice President
Renato Costa Santos Carreira	Executive Vice President of Learning, People and Services
Robson Pinheiro Rodrigues de Campos	Executive Vice President of Expansion Engineering
Rodrigo Limp Nascimento	Executive Vice President of Regulation, Institutional and Market

Ivan de Souza Monteiro – Chief Executive Officer, born on November 15, 1960:
Education: Ivan holds a degree in Electronic and Telecommunications Engineering from Instituto Nacional de Telecomunicações (INATEL-MG). He has an Executive MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), and an MBA in Management from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio).
Professional Experience: Ivan previously served as CEO and Vice-Chairman of Investment Banking at Credit Suisse Brasil, and as a board member of Gaspetro, He also held positions of CEO and CFO at Petrobras – Petróleo Brasileiro S.A., as well as Vice President of Financial Management and Investor Relations at Banco do Brasil S.A. Additionally, he served as General Manager at Banco do Brasil’s branches in New York, Lisbon, and Africa, and as Commercial Superintendent at Banco do Brasil S.A. He was a member of NuBank’s Risk Committee and served on the Boards of Directors of IRB – Instituto de Resseguros do Brasil, Petrobras, Ultrapar Participações, Banco Votorantim Participações S.A., Banco do Brasil Seguridade, and CPFL Energia. He was a member of our Board from August 2022 until April 2025, having served as Chairman of the Board until August 14, 2023, when he was elected CEO and subsequently resigned as Chairman of the Board.
Antônio Varejão de Godoy – Executive Vice President of Operations and Security, born on May 12, 1963:
Education: Antônio holds a degree in Electrical Engineering from Universidade Federal de Pernambuco (UFPE), a master’s degree in Electrical Engineering from Univerdade Estadual de Campinas (Unicamp), and an MBA in Business Finance from Fundação Getulio Vargas (FGV).
Professional Experience: Antônio worked at AXIA Energia as Manager of the Special Projects Development Department (Procel) from 2002 to 2003. He was CEO of AXIA Energia Nordeste from 2014 to 2015, Director of Engineering and Construction at AXIA Energia Nordeste from 2015 to 2017, and Director of Generation at AXIA Energia from 2017 to 2019. He also served as Chairman of the Board of Directors of Norte Energia S.A. from 2018 to 2020. From 2019 to 2021, he was Assistant to the CEO at AXIA Energia Nordeste, where he also held the position of Superintendent of Strategy, Participations, and Sustainability from 2021 to 2022. Until 2022, Antônio served as Director of Sensatto Energia, Casaforte Energia, and Casaforte Eólica. He was a board member of Companhia Rio das Flores and Garça Branca.
Camila Gualda Sampaio Araújo – Executive Vice President of Governance and Sustainability, born on October 15, 1977:
Education: Camila holds a degree in Chemical Engineering from the Faculdade de Engenharia Industrial, a master’s degree in Business Administration from Fundação Getulio Vargas, and a specialization in Innovation, Agile Methods and Sprint from Faculdade de Informática e Administração Paulista.
Professional Experience: Camila began her career at Arthur Andersen and later joined Deloitte, where she worked for 20 years, serving as Risk Partner at Deloitte Brazil and participating in both local and international projects. She has extensive experience in risk management, encompassing risk identification, risk appetite, response and mitigation strategies, as well as the implementation of monitoring routines and performance indicators. She also has experience in corporate governance, compliance (including implementation, diagnostics, and continuous improvement), integrity and anti-corruption programs (risk assessment, implementation of monitoring mechanisms, and management of corporate investigations), project and process structuring, and evaluation of internal controls in accordance with the Sarbarnes-Oxley Act.
Eduardo Haiama – Executive Vice President of Finance and Investor Relations, born on March 24, 1975:
Education: Eduardo holds a degree in Electrical Engineering from the Escola Politécnica da Universidade de São Paulo and an MBA from Duke University (North Carolina, USA).
Professional Experience: Eduardo served as Chief Financial and Investor Relations Officer at Yduqs Participações from 2019 to 2022, and at Equatorial Energia from 2008 until November 2019. He was also a member of the Board of Directors of Equatorial Energia from 2019 to 2023. He previously worked at Banco UBS Pactual in the equity research area, as a senior utilities analyst between 2004 and 2008. On several occasions, he was recognized as one of the best analysts in the market by Institutional Investor. Earlier in his career, he served as a structured products analyst for Banco Itaú BBA (formerly BBA Creditanstalt).
Élio Gil de Meirelles Wolff – Executive Vice President of Strategy and Business Development, born on October 28, 1976:
Education: Élio holds a degree in Electrical Engineering (1999) from the Universidade Federal de Santa Catarina, a specialization in Finance (2000) from Fundação de Estudos e Pesquisas Socioeconômicas, an MBA in Corporate Finance (2003) from IBMEC, and completed the General Management Program (2014) at CEDEP/INSEAD (France).
Professional Experience: Élio began his professional career in 2000 in Florianópolis at Engie (formerly Gerasul/Tractebel), and continued at Engie from 2006 to 2014, where he held various positions in the business development area, including financial analyst, head of strategy and CFO in Dubai, Rio de Janeiro, Panama, and India. In 2015, he joined Engie’s headquarters in Paris, where he was appointed Global Head of M&A in 2018. He assumed the role of Executive Vice president of Strategy and Business Development at AXIA Energia in December 2022.
Ítalo Tadeu de Carvalho Freitas Filho – Executive Vice President of Commercialization and Energy Solutions, born on August 15, 1972:
Education: Ítalo holds a degree in Mechanical Engineering from Escola Politécnica de Pernambuco, an MBA in Finance from University of Murcia (Spain), and a master’s degree in Energy and Environment from Universidade Estadual de Campinas (Unicamp).
Professional Experience: Ítalo served as Engineering and Performance Manager at AES Cartagena/Spain from 2004 to 2007, Director of Operations and Maintenance at AES Uruguaiana from 2007 to 2009, and Vice President of Operations and Maintenance at Geração AES Brasil from 2009 to 2014. From 2016 to 2021, he was CEO of AES Brasil and subsequently held the position of Vice President of New Business for South America at AES Corporation SBU from 2021 to 2023.
Juliano de Carvalho Dantas – Executive Vice President of Technology and Innovation, born on September 1, 1976:
Education: Juliano holds a degree in Mechanical Engineering from Universidade Federal do Rio Grande do Norte (2001), and a postgraduate degree in Project Management from FGV (2008). He earned a Master of Science in Management as a Sloan Fellow from Stanford Graduate School of Business (USA, 2013)), and completed the Advanced Management Program at INSEAD, France (2018).
Professional Experience: Juliano held various leadership roles at Petrobras, including Well Project Manager, Production Asset Manager, General Manager of Supply Strategy, and General HR Manager, between 2007 and 2019. From November 2019 to December 2021, he served as Executive Manager of Cenpes (Petrobras Research Center) and subsequently joined the Executive Board of Petrobras as Statutory Director of Digital Transformation, Technology and Innovation, a position he held until September 2022.

Marcelo de Siqueira Freitas – Executive Legal Vice President, born on September 13, 1977:
Education: Marcelo holds a Law degree from Universidade de Brasília (1999). In 2014, he participated in the Senior Managers in Government program at John F. Kennedy School of Government (USA), and in 2015, in the Management in the Public Sector program at École Nationale d’Administration (France).
Professional Experience: Marcelo served as a federal attorney from 2000 to 2023, including his tenure as Federal Attorney General at the Attorney General’s Office from 2008 to 2015. He also held the position of Executive Secretary at the Ministry of Social Security in 2015. He served as Legal Director at BNDES from 2016 to 2018, and as Director of Integrity, Controllership and Risk Management at BNDES in 2018. Additionally, he led the Special Advisory Office of the Ministry of Economy.
Renato Costa Santos Carreira – Executive Vice President of Learning, People and Services, born on December 5, 1973:
Education: Renato holds a degree in Business Administration with an emphasis in Marketing from Pontifícia Universidade Católica de São Paulo. He completed specializations in Marketing and Economic, and Financial Management, both from FGV, as well as Strategy for Competitive Advantage from Harvard Business School.
Professional Experience: Renato served as Food Commercial Director at Carrefour S/A from 2003 to 2006, Executive Manager for Procurement and Inbound Logistics at Companhia Siderúrgica Nacional from 2006 to 2013, and Executive Director of Supply Chain (Procurement, Logistics and Demand Planning) at GRSA Catering Services (Compass Group) from 2013 to 2019. From 2019 to 2023, he worked at Vale S/A as Global Director of Inbound Logistics.
Robson Pinheiro Rodrigues de Campos – Executive Vice President of Expansion Engineering, born on July 1, 1970:
Education: Robson holds a Law degree from Universidade Federal do Rio de Janeiro, a specialization in Finance at IBMEC, and a master’s degree in Management from Georgetown University. He also completed strategy and leadership programs at business schools such as IMD and Cranfield.
Professional Experience: Robson began his career in 1990 at Wartsila, where he held various positions from 1990 to 2016, including Executive Officer of Energy for Mercosur and CEO of the Brazilian operations. From 2017 to 2020, he took part in the transformation process of Camargo Corrêa Infra, initially serving as CFO and Head of Corporate Strategy and, subsequently, as Executive Director responsible for the Commercial and New Business area. From 2020 to December 2023, he served as CEO of the Brazilian Engineering and Construction operation of the Chilean group Sigdo Koppers. He has been an IBGC‑certified board member since 2016.
Rodrigo Limp Nascimento – Executive Vice President of Regulation, Institutional and Market, born on January 4, 1984:
Education: Rodrigo holds a degree in Electrical Engineering from Universidade Federal de Juiz de Fora. He has a specialization in Regulatory Law and a master’s degree in Public Sector Economics, both from Universidade de Brasília, as well as an Executive MBA in Management of Electric Energy Companies from FGV.
Professional Experience: Rodrigo began his professional career in 2007 at ANEEL, where he worked as a specialist in regulation of public energy services. In 2015, he became a legislative consultant in the areas of energy, mining and water resources at the Chamber of Deputies. From May 2018 to March 2020, he served as Director at ANEEL, followed by his appointment as Secretary of Electric Energy at MME. From April 2021 to July 2022, he was a member of the Board of Directors of Itaipu Binacional. Since April 2020, he has served on the Board of Directors of the National Electric System Operator (ONS), assuming the role of Chairman in May 2021. Rodrigo served as CEO of AXIA Energia from May 2021 until September 2022.
Family Relationships
We confirm that the Board members/Executive Board do not have family relationships.

Arrangements
We have no agreements of any kind with shareholders, clients, suppliers or other parties regarding the election of our officers or directors. Except as otherwise disclosed in this document, there are no pending legal proceedings involving any member of our Board of Directors or Executive Officers in which we are party. Other than statutory severance entitlements, none of the Board Members or Executive Officers are entitled to contractual benefits upon termination of employment.

ITEM 6B. Compensation
AXIA Energia believes that a well‑structured compensation policy is essential for organizational success, fostering a motivated work environment aligned with the interests of all stakeholders. In this context, the Company adopted a strategic compensation policy designed to attract, retain, and motivate talent in alignment with its corporate objectives.
The compensation policy is composed of two main components: fixed compensation and variable compensation.
Fixed Compensation
In 2025, the Company’s fixed compensation structure was revised into categories based on job type. Salaries are defined based on criteria such as market competitiveness, job complexity, assigned responsibilities, and individual performance. The Company conducts periodic salary surveys to ensure that compensation levels remain aligned with market benchmarks and competitive within the industry.
Variable Compensation
Variable compensation is a key element of the Company’s compensation structure, designed to reward both individual and organizational performance. The variable compensation programs includes both Short‑Term Incentives and Long‑Term Incentives:
Short‑Term Incentives
Designed for leadership and employees, these incentives aim to reward the achievement of annual targets, aligning individual and collective results with the Company’s strategic objectives. This includes the Company’s profit sharing and results program and/or bonuses, based on the achievement of top‑level goals and team goals, as well as individual contributions. Achievement of these goals is rewarded through short‑term incentive programs.
Long‑Term Incentives
Aimed at strategic leadership, these programs seek to align executive interests with those of shareholders by incentivizing sustainable value creation, granting participants the right to receive financial incentives linked to the Company’s performance and the achievement of long-term goals, in accordance with the terms and conditions established by the Board of Directors.
•Restricted Share Plan: Created to attract and retain key talent and qualified executives, specifically in the context of the privatization process. Grants were made under the plan through March 2023.
•Stock Option Plan: Granted participants the right to acquire common shares of the Company pursuant to terms and conditions determined by the Board of Directors. Grants were made under this plan prior to December 2025.
•Performance Share Plan: Aims to align the interests of the Company, its shareholders, and beneficiaries, so that potential gains and risks of AXIA Energia’s performance are shared, contributing to the development of a high-performance professional culture and decision-making that prioritizes long-term results and sustainable value creation.

At our Annual General Shareholders’ Meeting held on April 15, 2026, the shareholders approved the overall compensation for members of our Executive Officers, Directors, members of the Fiscal Council, and the Advisory Committees of our Board of Directors for the year 2026, thereby reaffirming our Compensation Model.
Compensation Plan Based on Restricted Shares
The Restricted Share Plan was approved by our shareholders on December 22, 2022, amended on April 26, 2024, and implemented by the Board of Directors through the approval of the Restricted Share-Based Compensation Program (the “Restricted Share Plan”). The period for the grant of such shares ended on March 31, 2023.
The Board of Directors or, pursuant to its delegation, by a committee of the Company approved all restricted share grants under the Restricted Share Plan, as well as related terms and conditions. The grant agreements provide for a participant’s right to receive a certain number of restricted shares, vesting subject to certain terms and conditions. Except in the case of a participant who is a member of the Board of Directors, the restricted shares vest in five equal tranches, on each of March 31, 2023, 2024, 2025, 2026 and 2027 (the first three tranches have already vested). In the case of a director, the restricted shares will vest in a single tranche on April 30, 2028, three years after the end of the directors’ term of office.
The Restricted Share Plan authorized the Board of Directors to adjust the number of Restricted Shares granted to reflect the economic effects of distributions of dividends, interest on capital or other proceeds made from the grant date through the delivery date of the Restricted Shares.
The total number of Restricted Shares received by beneficiaries may not exceed the limit of 0.2% of our total capital share on December 22, 2023, notwithstanding the maximum term for entering into the agreements granting of restricted shares.
Compensation Plan Based on Stock Options
The Company's stock option plan (the "Option Plan") was approved by our shareholders on December 22, 2022, and amended on April 26, 2024, and implemented by the Board of Directors through the approval of the stock option program (the “Option Program”), on February 28, 2023. No new grants can be made under the Option Plan after December 2025.
The option grantees and the terms and conditions of the respective option grants were approved by the Board of Directors. The Board of Directors periodically granted options to purchase shares of our common stock pursuant to the Option Plan, in accordance with the terms and conditions defined by the Board of Directors. Executive Officers, employees, collaborators or service providers of the Company or its Controlled Companies, as selected by the Board of Directors, upon recommendation of the People and Governance Committee or another committee designated for such purpose, were eligible to participate in the Option Program.
The options vest as follows:
i.one-third vesting after at least three years after grant date;
ii.one-third vesting after at least four years after grant date; and
iii.one-third vesting after at least five years after grant date. The maximum deadline for exercising the options is 120 days from the date they become exercisable (after the end of their respective maturity period).
The exercise price per option granted pursuant to the Option Plan cannot be lower than BRL 42.00, the price at which our common shares were publicly offered on June 10, 2022. The exercise price is adjusted annually by the variation of the IPCA and is also subject to the addition of a specific spread at the discretion of the Board of Directors. Pursuant to the terms of the Option Plan, such minimum price was automatically adjusted as a result of the increase in the Company’s share capital due to the creation of the Class "C" Preferred Shares.
In addition, pursuant to the terms of the Plan, the option exercise price may not be set at an amount lower than the market value of the common shares issued by the Company (calculated based on the average of the closing price of the 90 trading sessions prior to the respective date of grant, weighted by the trading volume of such common shares).

The maximum deadline for exercising options is 120 days from the date on which they become exercisable. Following exercise, the beneficiary is subject to a 180-day lock-up period during which time it cannot sell the shares.
The costs of the Option Plan related to Management, Fiscal Council members or committee members formed part of their compensation and are subject to approval by the Shareholders’ Meeting, within the annual aggregate compensation line item for management, in accordance with applicable law.
For grantees of Stock Options during fiscal year 2023, the Board of Directors was authorized to establish an initial vesting date prior to the relevant grant date, provided that such date was after the beneficiary’s assumption of office or hiring date and not earlier than June 1, 2023, as authorized at the Annual and Extraordinary Shareholders’ Meeting held in April 2024.
The maximum number of shares underlying the options granted pursuant to the Option Plan could not exceed the limit of 1.1% of our capital stock on December 22, 2022.
We did not grant any stock options in the years ended December 31, 2022, 2021 and 2020, and no stock options were granted from January 1, 2026, through the date of this Annual Report. By December 2024, all members of the Company’s Executive Board had received stock options under the Stock Option Plan.
As of December 31, 2025, the Company granted 2,236,994 stock options, including 2,236,994 common shares underlying such stock options, with an exercise price of BRL 42.00 per share (accruing interest a rate of 5% per annum from the grant date to the exercise date, subject to other adjustments) and no expiration date. The number of stock options reported herein reflect an adjustment made in connection with the bonus stock issuance carried out by the Company in December 2025, which resulted in the creation and issuance of the PNC Shares.
Taken together with the grants approved in 2023, the Company has, in aggregate, granted 10,592,687 stock options (corresponding to 10,592,687 underlying common shares) as of December 31, 2025. These amounts are presented on a post‑adjustment basis to reflect the anti‑dilution effects of the December 2025 bonus share issuance (including the creation and issuance of the PNC Shares), as applicable, and the total number of options outstanding as of that date was 10,592,687.
Compensation Plan Based on Performance Shares

The performance share plan (the "Performance Share Plan") was approved by our shareholders on April 15, 2026.
Under the terms of the Performance Share Plan, shares are granted annually, through the approval of programs by the Board of Directors, which will establish specific guidelines for the grant shares under the Performance Share Plan (each, a “Performance Share Program”).
Performance share grants will be made by the Board of Directors, or, through its delegation, by the People and Governance Committee of the Company, which will also determine the terms and conditions of such grants.
Eligible participants include: (i) executive and non-executive officers; (ii) employees; and (iii) collaborators of the Company or its Controlled Companies who are considered strategic to enable business development, provided that they are selected by the Board of Directors or, in case of delegation, by the People and Governance Committee. Also eligible are individuals who are appointed by the Company, based on Bylaws prerogatives and/or shareholders’ agreements, to serve as executive officers: (i) in companies in which the Company and/or its Controlled Company holds a relevant interest (article 247, sole paragraph of the Brazilian Corporates Law), subject to approval by the respective governance of the investee company, and (ii) at the Centro de Pesquisas de Energia Elétrica - Cepel. Members of the Board of Directors and the Strategy, Performance, and Sustainability Committee are not eligible to participate in the Plan.
The Performance Share Plan provides that the participant’s right to receive performance shares is subject to: (i) if at least the minimum Total Shareholder Return goal (the “Minimum TSR”) established in the respective Performance Share Program is achieved; (ii) after a minimum vesting period of three years, beginning on the date of execution of the respective grant agreement; and (iii) the achievement of certain other goals, pursuant to the terms of each Performance Share Program.
The performance shares will vest as follows:

i.TSR equal to or above the Minimum TSR, but below the Base TSR: 25% of the performance shares granted;
ii.TSR equal to or above the Base TSR, but below the Target TSR: 50% of the performance shares granted;
iii.TSR equal to or above the Target TSR, but below the Superior TSR: 100% of the performance shares granted;
iv.TSR equal to or above the Superior TSR, but below the Maximum TSR: 150% of the performance shares granted;
v.TSR equal to or above the Maximum TSR: 200% of the performance shares granted; and
vi.TSR below the Minimum TSR: no performance shares granted will be delivered.
The performance shares will subject to a lock-up for a minimum period of 12 months from receipt, and the Board of Directors may establish longer periods depending on the position held by the beneficiary.
The maximum number of shares underlying the performance shares granted under the Performance Share Plan may not exceed approximately 1% of the Company’s total capital stock on April 15, 2026. Performance shares granted but not vested will not be counted for purposes of this limit and will remain available for future grants.
Benefits Policy
As part of its employee appreciation and retention strategy, the Company offers benefits and advantages that exceed legal requirements and those set forth in the Collective Bargaining Agreement. These benefits are granted through the Collective Agreement, Company policy, or voluntary extension, based on the Company’s human resources guidelines. Benefits include: meal allowance, transportation voucher, nanny allowance (for children aged six months to three years), daycare allowance (for children aged 6 months to 6 years), educational assistance (reimbursement of elementary, middle, and/or technical school expenses for legal dependents up to 17 years old), funeral assistance, healthcare reimbursements (medication, vaccines, lenses and eyeglasses, orthotics and prosthetics), disability assistance program extended to dependents, group life insurance, supplementary pension plan, and health and dental plans extended to dependents.
Supplementary Pension and Health Care Plans
Since 2023, AXIA Energia has been working to standardize its supplementary pension policy and to improve the performance of its sponsored closed pension entities (Entidades Fechadas de Previdência Complementar – “EFPCs”). As a result, as of April 1, 2024, the Company began offering exclusively the Elosprev Defined Contribution Plan, managed by Fundação Elos, to all newly hired employees, including those of companies controlled by the AXIA Energia group. This approach is intended to simplify and standardize the benefit structure under a single plan, with no actuarial risk.
In October 2024, the Pension Optimization Project was launched with the objective of consolidating the management of pension plans within a single EFPC. The initiative seeks to generate value for sponsors, participants, and beneficiaries through economies of scale, increased administrative efficiency, and strengthened governance.
In March 2025, the creation of Eletrobrasprev, a pension fund intended to incorporate the EFPCs sponsored by companies within the AXIA Energia group (Eletros, Elos, Fachesf, Previnorte, and Real Grandeza), was approved by Previc (the Brazilian National Superintendence of Complementary Pensions). The establishment of the new foundation is being conducted in a structured and transparent manner, in accordance with the recommendations of the Strategic Committee of the Pension Optimization Project, which is composed of elected and appointed members of the deliberative councils of the sponsored foundations and of AXIA Energia.
Later in 2025, AXIA Energia and the Deliberative Councils of the Eletros, Elos, and Previnorte foundations approved the incorporation of these entities and the processes are currently under review by the supervisory authority.
Employee Stock Purchase Program
In November 2025, the Company launched its Employee Stock Purchase Program, with an enrollment window open until January 30, 2026, for all professionals hired on or before October 31, 2025. This initiative enables eligible employees to become shareholders by acquiring Company shares under special conditions in order to reinforce engagement, long-term decision making and alignment with sustainable corporate growth. Pursuant to the Employee Stock Purchase Program, eligible participants could purchase Company shares in accordance with the following:
•A 10% discount on the purchase price of AXIA3 shares;
•Interest‑free, 12‑month payroll installment plan, from February 2026 to January 2027;
•Transfer of shares to participants in February 2026, coinciding with the start of payroll deductions;
•The shares are subject to a three-year lock-up period;
•Participants will receive any dividends distributed during the lock-up period, without lock‑up restrictions.
Executive Compensation – Amounts Recognized
In addition to the qualitative information regarding the compensation policies and programs described above, the Company presents below the amounts effectively recognized as compensation paid to the members of management for the fiscal year, as reflected in the Company’s financial statements. These amounts include fixed compensation, short‑term and long‑term variable compensation, and other components that constitute executive compensation, excluding any dividends that may have been received as a result of the ownership of shares acquired by the beneficiaries under the same terms and conditions applicable to other shareholders of the Company.

Fiscal Year	Board of Directors	Executive Officers	Fiscal Council	Advisory Committees	Total
(R$ thousand)
2025	9,517.83	65,756.89	733.25	1,041.00	77,048.98
2024	11,341.72	61,057.05	654.03	1,050.00	74,102.80
2023	12,035.71	79,598.41	715.05	1,680.00	94,029.17

ITEM 6C. Board Practices
Service Contracts
As of December 31, 2025, we had two contracts in place with companies owned by Mr. Vicente Falconi, Chairman of our Board of Directors.
The first contract is with Actio Digital S.A. for the licensing of software for organizational performance management, strategic planning, budget matrix, variable compensation, and risk management. This contract expired on January 31, 2026, but was renewed through February 2027.
The second contract was with Falconi Consultores S.A. for supporting the implementation of a strategic execution culture at AXIA Energia. The focus was on fostering accountability, cascading goals, performance routines, and the structuring of processes, roles, responsibilities, and governance to embed the Plan, Do, Check, Act cycle within leadership practices. The contract also included the delivery of methodology and on-the-job training for leadership teams, aligned with the achievement of our Vision 2028. This contract expired in January 2026.
Fiscal Council
As approved at the Annual and Extraordinary Shareholders' Meeting held on April 29, 2025, the Fiscal Council became a permanent body elected by the General Shareholders' Meeting. It meets once a month or whenever convened, in accordance with its internal regulations. The Fiscal Council is composed of five members and five alternates. All members must reside in Brazil and serve until the first General Shareholders’ Meeting held after their election. They may be re-elected, subject to the requirements of the applicable legislation, our Bylaws, and, where applicable, our internal regulations governing the appointment of Directors and Fiscal Council members.
Since the establishment of the Statutory Audit and Risks Committee on May 18, 2018, the Fiscal Council no longer serves as an audit committee.

The Fiscal Council is responsible for overseeing management activities and issuing opinions on our financial condition. Its responsibilities are defined in Internal Regulations of the Fiscal Council, as approved on March 3, 2024. Pursuant to Article 51 of the Company’s Bylaws, its powers and duties include: (i) supervising the acts of the Company’s management and to verifying compliance with legal and statutory duties; (ii) issuing an opinion on the annual management report, including any additional information it deems necessary or useful for the General Meeting’s deliberations; (iii) issuing an opinion on proposals submitted by management to the General Meeting regarding changes to the share capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, dividend distributions, and the transformation, merger, consolidation or spin-off of the Company; (iv) reporting to the Company’s management, if necessary, to the General Meeting, any errors, fraud or crimes it becomes aware of, and recommending related actions; (v) calling the Annual General Meeting if management delays such call for more than one month, and calling an Extraordinary General Meeting whenever necessary.
Holders of non-voting preference shares or shares with restricted voting rights are entitled to elect, in a separate vote, one member of the Fiscal Council and their alternate.
Additionally, the Federal Government of Brazil, representing the Union Shareholder Group, has the right to elect, through a separate vote, one member of the Fiscal Council and their respective alternate, pursuant to the terms set forth in Chapter IV of our Bylaws, provided that the conditions established therein are met and continue to be fulfilled.
Our Fiscal Council supervises management to ensure compliance with our Bylaws and constitutive documents’ obligations. Our current members, as of April 15, 2026, are the following:

Member	Alternate
Gisomar Francisco de Bittencourt Marinho	Paulo Roberto Franceschi
Carlos Eduardo Teixeira Taveiros	Rochana Grossi Freire
Cristina Fontes Doherty	Cátia Yuassa Tokoro
Denilvo Morais	-
José Raimundo dos Santos	Paulo Roberto Bellentani Brandão
Committees
We currently have four permanent statutory committees: Audit and Risks Committee, the People and Governance Committee, the Planning and Projects Committee, and the Sustainability Committee. Additionally, we have one non-statutory committee: the Legal Affairs Support Committee. Currently, the Audit and Risks Committee has external independent members who are not members of our Board of Directors. These committees assist our Board of Directors in establishing key guidelines and control procedures within our Company. They are responsible for providing support, monitoring and submitting proposals related to their respective areas.
Audit and Risks Committee
Established in May 2018, our Audit and Risks Committee, which operates pursuant to its own Bylaws is a permanent body composed of a minimum of three and a maximum of five independent members. Its principal role is to analyze and submit recommendations about risks and strategies to be followed by us in relation to internal controls, audit and risks management, improving the efficiency and quality of the Board of Directors’ decisions. The Committee also observes the conditions, obligations and exemptions imposed by our internal regulations and applicable national and foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the SEC and the NYSE applicable to us. It also provides support to the Boards of Directors of our main subsidiaries.
As of December 31, 2025, two of its members were not part of our Board of Directors. These external members are independent members in accordance with Brazilian law. The current members, as of December 31, 2025, are:

Current Members
Luiz Carlos Nannini (External member and coordinator)
Carlos Márcio Ferreira
Vanessa Claro Lopes (External member)

People and Governance Committee
Established in January 2021, the People and Governance Committee is composed of three to five members. Its main function is to analyze and submit recommendations on the Company's people management policies and the description of the administrative structure of the management team and Fiscal Council members, thereby contributing to greater efficiency and high-quality decision-making by the Board of Directors. The committee operates in accordance with its own internal regime. The current members, as of December 31, 2025, are:

Current Members
Pedro Batista de Lima Filho (Coordinator)
Ana Silvia Corso Matte
Felipe Villela Dias
Marisete Fátima Dadald Pereira
Vicente Falconi Campos
Planning and Projects Committee
Created in January 2021, the Planning and Projects Committee is composed by three to five members. Its primary role is to analyze and submit recommendations about our strategies and business, thereby contributing to greater efficiency and high-quality decision-making by the Board of Directors. The committee operates under its own internal regime. The current members, as of December 31, 2025, are:

Current Members
Marisete Fátima Dadald Pereira (Coordinator)
Carlos Márcio Ferreira
Felipe Villela Dias
Pedro Batista de Lima Filho
Vicente Falconi Campos
Sustainability Committee
Established in May 2024, the Sustainability Committee is a statutory body composed of three to five members. It is responsible for evaluating, issuing, and monitoring recommendations related to the Company's sustainability strategy, providing greater efficiency and quality to the decision-making process. The current members as, of December 31, 2025, are:

Current Members
Ana Silvia Corso Matte (Coordinator)
Felipe Villela Dias
Marisete Fátima Dadald Pereira
Maurício Tiomno Tolmasquim
Legal Affairs Support Committee
The Legal Affairs Support Committee is a non-statutory technical body composed of three to six effective members. Its primary role is to advise the Board of Directors by monitoring the Company's relevant litigation proceedings, judicial and extrajudicial agreements, and other material legal matters. The committee operates under its own Bylaws. The current members, as of December 31, 2025, are:

Current Members
Daniel Alves Ferreira (External member and coordinator)
José João Abdalla Filho
Marcelo de Siqueira Freitas
Pedro Batista de Lima Filho
Silas Rondeau Cavalcante Silva
Risk Management Structure
We adopt a risk management model based on the concept of the “three lines of defense” framework:
•First Line: managers and business areas, including project and process managers, responsible for the provision of products and services to customers, as well as risk management.
•Second Line: risk and internal control areas, which possess expertise in risk management processes and are responsible for supporting, monitoring, and challenging risk-related issues.
•Third Line: internal audit, which conducts independent and objective assessment and advises on the achievement of risk management objectives.
In accordance with our risk management policy, the following bodies are directly involved in identifying, assessing, treating, and monitoring risks:
•Board of Directors: approves the risk management policy and reporting schedule, as proposed by the Board of Executive Officers, and their revisions. Determines risk appetite and supervises the risk management process through regular reports, focusing on the assertiveness of the process and responses to risks.
•Audit and Risks Committee: monitors the risk management process at least quarterly and informs the Board of Directors of the most relevant findings. Analyzes all material submitted to the Board of Directors related to risk management and issues prior opinions.
•Fiscal Council: contributes to the risk management process by including relevant information in its meeting minutes.
•Board of Executive Officers: evaluates the robustness of the risk management process through periodic reports, validates assessments presented by proprietary risk areas, and defines our position in response to risks, in line with the risk appetite approved by the Board of Directors. Ensures the implementation of risk management across our group companies, allocates necessary resources, defines the appropriate infrastructure, proposes specific rules, defines proprietary risk areas, and approves the risk matrix and reporting schedule for submission to the Board of Directors.
•Internal Audit: assesses the effectiveness of the risk management process, interacts with the risk and internal control areas during the inspections, evaluates the adequacy of risk responses, recommends improvements, and provides periodic reports to the Board of Directors and the Audit and Risks Committee.
•Risk Area: acts as a second line of defense, coordinating and defining standards for risk management processes, supports systems, and reporting formats. Supports and ensures proprietary areas in identifying, assessing, and monitoring risks, consolidates and reports prioritized risks status, and promotes a culture of risk management and internal controls across our group companies.
•Proprietary Risk Areas: act as the first line of defense, managing the risks inherent to their activities by identifying, evaluating, treating, and monitoring them. These areas must provide accurate and reliable information on the risk area.

ITEM 6D. Employees
As of December 31, 2025, we had a total of 7,168 salaried employees compared to 7,710 salaried employees as of December 31, 2024, representing a reduction of 7.03%, and 8,328 salaried employees as of December 31, 2023. We, as a holding Company, had 3,054 employees as of December 31, 2024 and 2,765 employees as of December 31, 2025.
The employees are distributed throughout the country, as follows: 9.86% in the North region, 33.91% in the Northeast, 10.11% in the Central-West, 33.87% in the Southeast, and 12.25% in the South. In addition, 60.48% work in the operational area and 39.52% in the administrative areas.
59.76% of the employees who left the Company in 2025 worked in the administrative department and 40.24% in the operational segment. These changes were due in large part to the launch of a voluntary dismissal plan available to AXIA Energia's employees and continuation of the 2024 voluntary dismissal program for the other companies (AXIA Energia Norte, AXIA Energia Nordeste and AXIA Energia Sul).
Relations Between AXIA Energia and Labor Unions
Freedom of association is ensured through the protection of the rights of all employees of the Company and AXIA Energia subsidiaries, guaranteed by collective bargaining agreements.
The AXIA Energia Group Code of Conduct safeguards the right to free union association and collective bargaining, recognizing unions, professional associations, and other representative bodies as legitimate representatives of employees. The Company maintains a respectful and constructive dialogue with these entities, prioritizing collective bargaining as the preferred method for resolving labor-related matters.
Collective Bargaining Agreements ("CBAs") are negotiated at the national level, with the participation of the federations and unions representing the professional categories of employees across AXIA Energia companies. Below is a list of the federations and unions that are signatories to the CBA.
These negotiations are held at national level with representatives of various unions and associations, such as: Federação Nacional dos Urbanitários – FNU, Federação Interestadual de Sindicatos de Engenheiros - FISENGE, Federação Nacional dos Engenheiros - FNE, Federação Regional dos Urbanitários do Nordeste - FRUNE, Federação Nacional dos Trabalhadores em Energia, Água e Meio Ambiente – FENATEMA, Federação Interestadual dos Trabalhadores Urbanitários dos Estados de Goiás, Mato Grosso, Mato Grosso do Sul, Tocantins e Distrito Federal – FURCEN, Federação Interestadual dos Urbanitários do Sudeste – FRUSE, Federação Nacional dos Técnicos Industriais ‐ FENTEC, Federação Brasileira dos Administradores ‐ FEBRAD, Federação Nacional das Secretárias e Secretários, Federação Nacional dos Economistas - FENECON, Sindicato dos Trabalhadores nas Empresas de Energia do Rio de Janeiro e Região - SINTERGIA- RJ, Sindicato dos Trabalhadores nas Indústrias da Energia Elétrica de São Paulo, Sindicato dos Eletricitários de FURNAS e DME - SINDEFURNAS, Sindicato dos Trabalhadores nas Indústrias de Energia Elétrica do Norte e Noroeste Fluminense - STIEENNF, Sindicato dos Trabalhadores nas Empresas de Produção, Transmissão e Distribuição de Energia Elétrica de Fontes Hídricas, Térmicas e Alternativas de Foz do Iguaçu, Sindicato dos Trabalhadores na Indústria de Energia Elétrica dos Municípios de Parati e Angra dos Reis - STIEPAR, Sindicato dos Administradores no Estado do Rio de Janeiro – SINAERJ, Sindicato dos Trabalhadores na Indústria de Energia Elétrica de Campinas, Sindicato dos Trabalhadores Urbanitários do Distrito Federal - STIU DF, Sindicato dos Trabalhadores no Setor de Energia e Gás e nas Empresas Prestadoras de Serviço no Setor Elétrico e Gás no Estado do Espírito Santo - SINERGIA ES, Sindicato dos Engenheiros no Estado do Rio de Janeiro – SENGE-RJ, Sindicato dos Engenheiros no Estado de Minas Gerais - SENGE-MG. Sindicato dos Trabalhadores nas Concessionárias de Energia Elétrica e Alternativa de Londrina e Região – SINDEL Sindicato dos Economistas no Estado do Rio de Janeiro, and Sindicato das Secretárias no Estado do Rio de Janeiro.

As noted above, collective bargaining agreement coverage reached approximately 100% as of December 31, 2025, following agreements concluded in March 2025. All employees of the Company are covered by collective bargaining agreements negotiated with the relevant labor unions. The collective bargaining agreements generally have a term of up to two years, in accordance with Brazilian labor legislation, and follow a recurring renewal cycle aligned with the applicable union date base.

The Company is currently engaged in negotiations for the next collective bargaining agreement, considering the applicable date base of April 24, 2026.
Strikes and Stoppages in the Last Three Fiscal Years
In 2025, no strikes were recorded at AXIA Energia.
The strike in 2024 was related to issues such as workforce adjustments and changes to the health plan. Also in 2024, the matter was addressed within the scope of the TST, but it was not necessary to have a judgment, since the parties reached an agreement. Thus, on December 31, 2024, 65% of employees were covered by a collective labor agreement and in March 2025, 100% of professionals were already covered by the agreement. The strike in 2024 did not have a material economic or operational impact on us.
In 2023, no strikes were recorded at AXIA Energia.

ITEM 6E. Share Ownership
As of December 31, 2025, certain members of the Board of Directors and the Executive Board held the shares as shown in the table below:
Board of Directors

Name	Number of Preferred Shares Held	Number of Common Shares Held
Vicente Falconi Campos(1)	7,720,584	–
Ana Sílvia Corso Matte	6,627	10,800
José João Abdalla Filho(2)	25,419,886	103,513,175
Nelson José Hubner Moreira	1	4
Silas Rondeau Cavalcante Silva	–	2
Gisomar Francisco de Bittencourt Marinho (Fiscal Council)	1,222	4,650
(1) Shares held via an investment in Startours Fundo de Investimento em Ações IE and Lafi Fundo de Investimento em Ações Investimento no Exterior.
(2) Shares held via an investment in FIA de Ações Dinâmica Energia and Banclass FIA em Ações.
Board of Executive Officers

Name	Number of Preferred Shares Held	Number of Common Shares Held
Rodrigo Limp Nascimento	20,416	77,676
Camila Gualda Sampaio Araújo	13,611	51,786
Élio Gil de Meirelles Wolff	3,402	12,945
Ivan de Souza Monteiro	50,601	192,519
Marcelo de Siqueira Freitas	4,627	17,607

For a description of our stock option plan applicable to management, see “ - B. Compensation - Compensation Plan Based on Stock Options.”
Privatization
Pursuant to Resolution CPPI No. 203, as part of our Privatization, a portion of our new shares issued included.
1.a priority offer to our shareholders; and

2.a priority offer to our and our subsidiaries’ employees and retirees (except Itaipu and Eletronuclear).

ITEM 6F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 7A. Major Shareholders
As of December 31, 2025, the aggregate amount of our outstanding capital stock totaled of 2,831,259,688 shares, consisting of 1,975,377,219 outstanding common shares, 142,559 outstanding PNA1 shares, 266,462,114 outstanding PNB1 shares, and 589,277,795 outstanding PNC shares. These represented 69.77%, 0.01%, 9.41%, and 20.81% of our aggregate outstanding capital stock respectively. All of our issued capital is fully paid-up. As part of our privatization process, one Class "B" preferred share has been used to create one golden share, held exclusively by the Brazilian Government. The golden shares grants veto power in respect of corporate resolutions that seek to amend our Bylaws to change to the 10% limit on the exercise of voting rights and the execution of shareholders’ agreements.
Of the classes of shares traded in the market, the common shares and class PNC shares carry voting rights. However, under the terms of our Bylaws, specific rights are assured to the non-voting preferred shares (PNA1 and PNB1 shares). For further details, refer to our Bylaws attached to this Annual Report. Additional information on our shares and the rights they confer can be found in “Item 10. Additional Information - Bylaws - Description of our Capital Stock.”
The following tables present information regarding the beneficial ownership of our common and preferred shares as of December 31, 2025 and December 31, 2024:

	December 31, 2025
	Common Shares		Class "A1" Preferred Shares		Class "B1" Preferred Shares		Class "C" Preferred Shares		Golden Share		Total
		(%)		(%)		(%)		(%)		(%)		(%)
Shareholder
Brazilian Government	699,735,529	34.49	—	—	493	—	183,917,137	30.31	1	100.00	883,653,160	30.31
BNDES Participações S.A.	71,956,435	3.55	—	—	18,691,102	6.68	23,825,607	3.93	—	—	114,473,144	3.93
BNDES	74,545,264	3.67	—	—	18,262,671	6.52	24,393,441	4.02	—	—	117,201,376	4.02
FGHAB	1,000,000	0.05	—	—	–	—	262,837	0.04	—	—	1,262,837	0.04
Banco do Nordeste	423,167	0.02	—	—	–	—	108,542	0.02	—	—	531,709	0.02
BB Asset	20,203,464	1.00	—	—	585,852	0.21	5,457,096	0.90	—	—	26,246,412	0.90
Caixa Asset	45,384,765	2.24	—	—	138,559	0.05	11,086,923	1.83	—	—	56,610,247	1.94
Previ	2,939,603	0.14	—	—	–	—	770,734	0.13	—	—	3,710,337	0.13
Petros	1,313,258	0.06	—	—	952,800	0.34	624,271	0.10	—	—	2,890,329	0.10
Government Group	917,501,485	45.23	—	—	38,631,477	13.80	250,446,588	41.27	1	100.00	1,206,579,551	41.39
Banco Clássico	103,513,175	5.10	~~—~~	—	–	—	25,419,886	4.19	~~—~~	—	128,933,061	4.42
Radar	10,572,832	0.52	—	—	31,200,076	11.15	10,979,500	1.81	—	—	52,752,408	1.81
Victor Adler	232,000	0.01	58,900	40.09	360,000	0.13	175,000	0.03	—	—	825,900	0.03
ADR (Citibank)	53,413,903	2.63	—	—	5,067,077	1.81	15,371,017	2.53	—	—	73,851,997	2.53
Other shareholders	890,143,824	43.88	83,659	56.94	191,203,484	68.30	286,885,804	47.28	—	—	1,368,316,771	46.93
Shares outstanding	1,975,377,219	97.38	142,559	97.03	266,462,114	95.18	589,277,795	97.11	1	100.00	2,831,259,688	97.11
Board of Directors¹	10,806	–	—	—	6,116,679	2.18	1,610,533	0.27	—	—	7,738,018	0.27
Executive Board	352,533	0.02	—	—	–	—	92,657	0.02	—	—	445,190	0.02
Fiscal Council	4,650	–	—	—	–	—	1,222	—	—	—	5,872	–
Treasury shares	52,799,078	2.60	4,361	2.97	7,362,600	2.63	15,813,910	2.61	—	—	75,979,949	2.61
Total	2,028,544,286	100.00	146,920	100.00	279,941,393	100.00	606,796,117	100.00	1	100.00	2,915,428,717	100.00
¹ Do not consider shares of Banco Clássico, once is already disclosed on the table.

	December 31, 2024
	Common Shares		Class "A" Preferred Shares		Class "B" Preferred Shares		Golden Share		Total
		(%)		(%)		(%)		(%)		(%)
Shareholder
Brazilian Government	667,888,884	32.95	—	–	493	–	1	100.00	667,889,378	28.95
BNDES Participações S.A.	71,956,435	3.55	—	–	18,691,102	6.68	—	0.00	90,647,537	3.93
BNDES	74,545,264	3.68	—	–	18,262,671	6.52	—	0.00	92,807,935	4.02
FND	45,621,589	2.25	—	–	—	–	—	0.00	45,621,589	1.98
FGHAB	1,000,000	0.05	—	–	—	–	—	0.00	1,000,000	0.04
Banco do Nordeste	424,105	0.02	—	–	—	–	—	0.00	424,105	0.02
BB Asset	19,696,076	0.97	—	–	1,182,641	0.42	—	0.00	20,878,717	0.90
Caixa Asset	33,862,121	1.67	—	–	181,959	0.06	—	0.00	34,044,080	1.48
Previ	19,503,600	0.96	—	–	639,281	0.23	—	0.00	20,142,881	0.87
Petros	4,040,763	0.20	—	–	—	–	—	0.00	4,040,763	0.18
Government Group	938,538,837	46.30	—	–	38,958,147	13.92	1	100.00	977,496,985	42.37
Gic Private	124,796,783	6.16	—	–	6,338,345	2.26	—	0.00	131,135,128	5.68
Radar	5,821,332	0.29	—	–	30,594,076	10.93	—	0.00	36,415,408	1.58
Geração Futuro	957,565	0.05	—	–	22,040,398	7.87	—	0.00	22,997,963	1.00
Victor Adler/VIC DTVM	232,000	0.01	58,500	39.82	360,000	0.13	—	0.00	650,500	0.03
ADR (Citibank)	50,908,103	2.51	—	–	4,812,944	1.72	—	0.00	55,721,047	2.42
Other shareholders	853,297,364	42.10	84,059	57.21	165,227,326	59.02	—	0.00	1,018,608,749	44.15
Shares outstanding	1,974,551,984	97.41	142,559	97.03	268,331,236	95.85	1	0.00	2,243,025,780	97.22
Board of Directors	1	–	—	–	4,372,957	1.56	—	0.00	4,372,958	0.19
Executive Board	235,022	0.01	—	–	200	–	—	0.00	235,222	0.01
Treasury shares	52,224,491	2.58	4,361	2.97	7,237,000	2.59	—	0.00	59,465,852	2.58
Total	2,027,011,498	100.00	146,920	100.00	279,941,393	100.00	1	100.00	2,307,099,812	100.00

ITEM 7B. Related Party Transactions
Transactions with related parties are submitted to review by our Board of Directors or our Board of Executive Officers, in compliance with our Bylaws and our Related-Party Transactions Policy and Management of Conflicts of Interest (TPR Policy), which is periodically reviewed and approved by our Board of Directors in accordance with the applicable legislation. The revision process of our TPR Policy involved the structuring of workflows for related-parties transactions and the design of internal controls associated with the stages of approval and communication of Third-Party Transactions.
We believe that all related-party transactions are carried out according to guidelines, criteria, ensuring transparency in contracts involving related parties.
Since 2021, we have implemented several actions to improve the process of identifying and managing related-party transactions, including:
•TPR Identification Form: we developed a form to assist our business units in identifying transactions involving related parties and to guide them on the procedures to be adopted for compliance with the requirements under Ordinances and Instructions issued by the CVM.
•Training Programs: we carried out training sessions with members of our senior management, directors, and professionals from our group companies aimed at presenting and leveling the concepts involved in relation to TPR.
•List of Related Parties in SAP: since 2022, the relationship with related parties has been included in our SAP system platform, increasing the security and reliability of the data.
•Definition of Focal Points in our group companies: also in 2022, we defined focal points at our group companies with the function of creating, updating, and validating our list of related parties whenever changes in the relationship classification are identified.

•The automation of validation of changes in the list of related parties: All changes made to related parties are managed through workflows in the SAP system, increasing the security of the process of identifying and managing TPRs.
For a summary description of our material related- party transactions to which we are or have been a party during the last fiscal year, see “—Transactions with our Subsidiaries, Affiliates, SPEs and Brazilian Government entities”. For detailed financial information regarding transactions and balances with related parties, refer to Note 38 to our Consolidated Financial Statements.
Loans
We have also provided several loans to our subsidiaries. Our transactions with our subsidiaries, affiliates, SPEs and government agencies are carried out at prices and conditions mutually agreed by the parties, taking into account market terms that would apply to transactions with unrelated parties, where applicable.
Loans and financing granted are made from internal sources and external sources raised through international development agencies, financial institutions, and the issuance of securities in domestic and international financial markets. All loans and financing are formalized through signed agreements signed and are subject to adjustment based on the CDI, IGPM, and IPCA indices.
Below is a table presenting information on loans and financing granted by us, as well as related-party transactions that, in accordance with accounting standards, must be disclosed in our financial statements as of December 31, 2025:

	Consolidated (R$ thousand)
	2025	2024
Loans and Financing
Amazonas Energia S.A.	4,414,786	4,592,148
Boa Vista S.A.	176,776	158,287
Others	205,778	195,722
(-) ECL	(4,606,147)	(4,772,272)
	191,193	173,885

Debentures
Transnorte Energia	—	464,714
	—	464,714

Principal	10,241	460,718
Charges	384	14,741
Current	10,625	475,459

Non-current	180,568	163,140

	191,193	638,599

Transactions with our Board of Directors, Executive Officers or Key Management Personnel
Direct transactions with the companies owned by members of our Board of Directors, Executive Officers, or key management personnel must comply with the conditions of commercial transaction and market practices applicable to third-party dealings.

None of the members of our Board of Directors members, Executive Officers, key management personnel, or their close family members had any direct interest in any transaction conducted by us that is unusual in nature or terms, material to our business during the year, or that remains outstanding or unperformed. Furthermore, we have no outstanding loans or guarantees granted to any members of our Board of Directors, Board of Executive Officers, key management personnel, or their close family members.
However, as mentioned in "Item 6C. Board Practices", as of December 31, 2025, we had two contracts in place with companies owned by Mr. Vicente Falconi, Chairman of our Board of Directors.
Strictly Commutative Nature of the Agreed Conditions or the Appropriate Compensatory Payment
The transactions described above, as well as other transactions we entered into in 2025, were conducted in accordance with our TPR Policy. Transactions executed prior to the approval of our Policy were carried out in accordance with our Bylaws and applicable legal standards.
Our operations are conducted within the contracting parameters established by ANEEL, which aim to promote moderate tariffs, stimulate supply expansion, ensure efficient purchasing, and define protective mechanisms for electricity consumers. These operations are also subject to ANEEL's approval.
Below is a summary of the nature of the conditions agreed upon for each group of current related-party transactions:
Financial Transactions
We seek the most favorable financing and investment opportunities available in both domestic and international markets. These transactions are often undertaken to maintain available liquidity for our investments and to maintain our fiscally conservative policy regarding credit, ensuring that our capital resources are maintained with top-tier financial institutions.
All such transactions follow the same evaluation, pricing, and procedures criteria applied to negotiations with unrelated third parties, regardless of their value and characteristics.
Electrical energy purchase and sale agreement
These agreements are executed in accordance with the legislation governing the Brazilian electricity sector, particularly Law No. 10,848/2004, Decree No. 5,163/2004, and ANEEL’s normative resolutions, which establish the rules and procedures for energy commercialization. These laws and regulations are generally applicable to all contracting parties. The conditions follow what is prescribed in the legislation and are subject to inspection by ANEEL and CCEE.
For further information about our related-party transactions, refer to Note 38 to our Consolidated Financial Statements.

ITEM 7C. Interests of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION
ITEM 8A. Consolidated Financial Statements and Other Information
See “Item 18. Financial Statements.”

Litigation
As of December 31, 2025, we were a party to numerous legal proceedings relating to civil, compulsory loans, land, administrative, regulatory and environmental, labor and tax claims filed against us. These claims involved substantial monetary and other remedies. Several individual disputes accounted for a significant part of the total amount of claims against us. We have established provisions for all amounts in disputes where we have a current obligation (legal or constructive) or it is probable (more likely than not) that we will be liable for (or we will agree to settle for) monetary or other damages, and we can estimate the amount in dispute or to settle the obligation. For information on how our management classifies the claims against us, see Note 27 to our Consolidated Financial Statements.
As of December 31, 2025, we had recorded provisions totaling R$19.9 billion for legal proceedings classified as probable, of which R$0.8 billion related to tax claims, R$16.0 billion related to civil, compulsory loan and land claims and R$2.9 billion to labor claims and R$315.3 million to regulatory and environmental claims. Our possible legal proceedings totaled R$55.6 billion, comprising R$16.6 billion in tax claims, R$28.7 billion in civil and land claims, R$7.3 billion in regulatory and environmental claims and R$3.0 billion in labor claims. No provisions are recorded for legal proceedings classified as possible or remote.
The Division of Enforcement of the SEC had requested information regarding the investigation into compulsory loans and related litigation involving us. On April 1, 2025, we received a notice from the Division of Enforcement of the SEC, stating that they did not intend to recommend enforcement action against us. This notice was provided to us under the guidelines set out in the final paragraph of Securities Act Release No. 5310.
Arbitration and Litigation Confidential Proceedings
We and our subsidiaries are party to certain ongoing arbitration and litigation proceedings that require legal confidentiality. Among these proceedings, we highlight (i) Sento Sé Public Civil Action - judgment liquidation proceeding commenced by individual plaintiffs to require payment of the indemnification owed as a result of the judgment against AXIA Energia Nordeste in a damages action brought to seek compensation for losses arising from the clearing of land for the construction of the dam; and (ii) Framatome Arbitration: arbitration proceeding arising from a guarantee issued by AXIA Energia to secure the performance of obligations of a company that was controlled by it under agreements entered into for the supply of materials and equipment and the provision of services.
Tax Proceedings
As of December 31, 2025, we were also a party to tax proceedings where we classified the risk of loss, (i) as probable in the estimated amount of R$785.0 million; and (ii) as possible in the estimated amount of R$16.7 billion. For further discussion of our tax lawsuits, see Note 27.2.1 to our Consolidated Financial Statements.
Civil Proceedings
As of December 31, 2025, we provisioned a total aggregate amount of R$4.9 billion in respect of our probable losses from civil proceedings. The total amount for all possible civil and land proceedings was R$28.7 billion. These civil proceedings discuss, inter alia, (i) debt agreements and their provisions entered into with third parties; (ii) regulatory orders passed by ANEEL; (iii) payments, fines and charges for alleged arrears and defaults, as well as relating to an impact on surrounding communities (including indigenous community); (iv) compensation for damages; and (v) terms of contracts entered into by us with third parties. For further discussion of our civil lawsuits, see Note 27.1 to our Consolidated Financial Statements.
Compulsory Loans
We are a party to several legal proceedings relating to the compulsory loan program for electricity consumption, established pursuant to Law No. 4,156/1962 and amended by Decree-Law No. 1,512/1976. This compulsory loan program was terminated in 1993, and the final collection date was December 31, 1993.
As of December 31, 2025, we provisioned R$11.1 billion in respect of our probable legal proceedings to compulsory loans and our possible legal proceedings totaled R$3.1 billion. We do not provision for our possible and remote legal proceedings.

Bearer Bonds
We are a defendant in legal claims brought by electricity consumers seeking to enforce certain bearer bonds that we issued in the first phase of the compulsory loan program.
Although we believe that most or all of these bearer bonds have already expired and cannot be enforced considering the STJ’s ruling on the bearer bonds leading case (Repetitive Appeal No. 1050199/RJ), judicial precedents and administrative decisions of the CVM, we cannot ensure that courts will agree with our interpretation. If courts deem the bearer bonds to be enforceable, this could adversely affect our financial condition and results of operations. In addition, there are a small number of claims that seek to enforce certain bearer bonds that may have been filed before the applicable statute of limitations expired. As of the date of this annual report, we believe that the risk of loss in these bearer bond-related proceedings is remote and, therefore, we have not made any provision for the R$23.7 billion amount claimed by the plaintiffs. As of December 31, 2025, the only amount we provisioned referring to claims for bearer bonds is R$65.6 million.
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
However, over the years electricity consumers filed numerous lawsuits against us concerning book-entry credits in the context of the second phase of the compulsory loan program. These lawsuits can be divided into three main categories of claims: (i) disputes concerning the criteria and indices adopted for inflation adjustment, levied on the principal amount of the compulsory loan credits, which were determined by the law that governs the compulsory loan program; (ii) disputes regarding the appropriate period for the accrual of remunerative interest of 6% per year on the amount of inflation adjustment on the loan principal, (iii) disputes concerning interest on arrears on the amount of inflation adjustment on the principal amount and corresponding remunerative interest of 6% per year; and (iv) disputes regarding the legitimacy of the claims made by the plaintiffs in legal proceedings. We consider claims seeking the application of the remunerative interest rate of 6% on the amount of inflation adjustment after the relevant shareholders’ meeting at which the book-entry credit was converted into preferred shares as presenting a remote risk of loss given that our understanding regarding the leading compulsory loan cases we always followed was upheld by the First Section of the STJ’s judgment in respect of our motion for clarification in appeal EREsp No. 790.288/PR on November 10, 2021. Accordingly, we have not recorded any provision in connection with these proceedings.
As of December 31, 2025, our provision was R$11.1 billion, of which (i) R$2.7 billion refer to the difference in the base value resulting from the inflation adjustment criteria, based on the precedents of the STJ; (ii) R$1.4 billion refer to remunerative interest on the difference arising from inflation adjustment of the principal amount (reflection and difference in remunerative interest paid); (iii) R$6.4 billion refer to applicable late payment interest; (iv) R$411.1 million refer to attorney’s fees, and (v) R$110.2 million refer to various other categories of claims. We considered the risk of loss as probable and recorded this provision based on jurisprudence (e.g. Repetitive Appeal No. 1,003,955/RS and Divergence Motion in Special Appeal No. 826,809/RS). However, we may need to increase our provisions if one or more courts depart from the favorable precedents that we have followed on this matter, which could adversely affect our financial condition and results of operations.

The STJ addressed the criteria and indices adopted for calculating the monetary adjustment and ancillary surcharges on these credits in Repetitive Appeals Nos. 1,003. 955/RS and 1,028,592/RS, and Divergence Motion in Special Appeal No. 826,809/RS. We believe that judicial proceedings dealing with the same or similar issues should follow these decisions, due to the binding effect of repetitive appeals. Based on these precedents, we believe that (i) the levy of remunerative interest of 6% on the amount of inflation adjustment on the principal amount of the compulsory loan credits should cease on the date of the General Shareholders’ Meeting at which such credits were converted into preferred shares (the “Conversion Meeting”), and (ii) interest on arrears that could be applicable to differences resulting from the inflation adjustment and the accrual of 6% remunerative interest per year on the amount of that restatement must be levied at the rate applicable to the restatement of judicial debts (i.e. variation of the IPCA-E index until the summons and, subsequently, by the SELIC rate).
Considering the differences in calculation methodologies applicable to these lawsuits, we estimate a possible risk of R$2.9 billion, including charges that we consider to be illegitimate by certain creditors and claims of branches not included in the initial petition. Furthermore, we estimate a remote risk for processes involving book-entry credits of around R$12.8 billion, including claims seeking the application of a remunerative interest rate of 6% on the amount of inflation adjustment after the relevant shareholders’ meeting in which the book-entry credit was converted into preferred shares.
Unconverted Credits
There is also a separate risk associated with lawsuits related to the calculation criteria used by us in the return of compulsory loan credits previously held as judicial deposits. Most of the compulsory loan credits were converted into preferred shares through the four Conversion Meetings, but there are credits that were not converted or paid as some plaintiffs filed lawsuits questioning the constitutionality of the compulsory loans in light of their tax nature and deposited the amounts due in legal proceedings to suspend their enforceability. Thus, considering that these judicial deposits were only withdrawn by us after the fourth Conversion Meeting, they have not yet been converted into shares.
As of the date of this Annual Report, we are aware of several demands with full inflation adjustment claims for credits not yet converted, that is, legal proceedings already claiming that the inflation adjustment occurs from the date of the effective judicial deposit, contrary to the criterion used by us, as such deposits were not available to us for timely allocation to the legally prescribed purposes established by Law No. 4,156/1962 and amended by Decree-Law No. 1,512/1976 and must therefore comply with the monetary adjustment criteria governing judicial deposits, subject also to the applicable statute of limitation. There is no provision in relation to this class of compulsory loans. However, should creditors file lawsuits in the future, we will reassess the need for provisions. As of December 31, 2025, the aggregate main amount of credits not converted or paid recorded was R$351.8 million.
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
Judicial Settlements
In 2022, we started negotiations with the counterparties in attempt to reduce the number of claims and amounts under dispute related to compulsory loans. Since the negotiations began and until December 31, 2025, our liabilities in connection with such compulsory loans reduced by R$14.8 billion as compared to R$25.9 billion as of September 30, 2022.
Labor Proceedings
As of December 31, 2025, we were a party to labor proceedings where we classified the risk of loss (i) as probable in the estimated amount of R$2.9 billion; and (ii) as possible in the estimated amount of R$3.0 billion. For further information of our labor lawsuits, see Note 27 to our Consolidated Financial Statements.

Environmental Proceedings
We are party to proceedings that allege or investigate our non-compliance with environmental laws and regulations, including proceedings filed by the Federal or State Prosecutor’s Offices, associations and municipalities, which allege or investigate our non-compliance with environmental laws and regulations or relate to non-compliance with the environmental licensing of our projects. If the judicial or administrative authorities were to decide against us, these proceedings could cause potential damage to our reputation and negatively impact on our operations.
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
Regulatory Proceedings
As of December 31, 2025, we provisioned a total aggregate amount of R$125.1 million in respect of our probable losses from regulatory proceedings. The total amount for all possible regulatory proceedings is R$5.9 billion. These regulatory proceedings discuss, inter alia, payment of penalties, performance bonds, fees and charges in connection with concession contracts, contracts for the transmission of electricity and tariffs.
Judicial Settlements
As of December 31, 2025, we paid R$2.1 billion towards settlement agreements, being R$1.3 billion in civil settlement agreements; R$569.2 million in land rights settlement agreements; R$147.3 million in environmental settlement agreements; and R$25.4 million in labor settlement agreements.
AXIA Energia, the holding company, entered into the largest number of settlement agreements with payments of R$705.4 million, being R$515.1 million in civil settlement agreements; R$9.4 million in land rights settlement agreements; R$145.9 million in environmental settlement agreements; and R$35.0 million in labor settlement agreements.
These figures do not include payments in respect of agreements related to compulsory loans. The payments in respect of agreements related to compulsory loans are addressed in “Item 8A. Consolidated Financial Statements and Other Information-Compulsory Loans”.
Criminal Proceedings
As of December 31, 2025, we are party to 13 criminal lawsuits. In 7 of the 13 proceedings, the matters under discussion concern offenses committed by in-house employees and contractors against AXIA Energia (including the theft of aluminum connectors and copper wiring by contractors, damage to public assets, and trespass onto land owned by the Company). The remaining 6 proceedings consist of environmental criminal actions (addressing breaches of conditions relating to atmospheric emissions and environmental damage arising from the installation of hydroelectric power plants) or involve the investigation of potential liability of former managers and public officials for offenses against public assets and acts of corruption. In addition, we and our subsidiaries are investigated from time to time in respect of alleged breaches of the Environmental Criminal Laws. These investigations may lead to further criminal proceedings being initiated against us or our subsidiaries.
Proceedings Challenging our Privatization
We are party to 16 proceedings that challenge our Privatization, our Privatization process and the AXIA Energia Privatization Law, which we currently assess with a possible risk of loss. As of the date of this Annual Report, 11 claims against us were dismissed. However, if the judicial authorities were to decide against us, such proceedings could adversely affect our reputation, negatively impact the prices of our shares and ADSs and ultimately result in our renationalization.
These proceedings discuss, inter alia, (i) motions for the suspension of the 181st EGM; (ii) allegations of nullity of certain provisions under CPPI Ordinance No. 203/2021, as amended by CPPI Ordinance No. 221/2021; (iii) allegations of illegality of certain acts relating to our Privatization process; (iv) motions for the suspension or annulment of our Privatization; and (v) motions for the suspension and/or nullity of CNPE Ordinance No. 30.
Lawsuits before the STF Requesting a Declaration of Unconstitutionality of Law 14,182/2021
Five lawsuits were filed before the STF to discuss the constitutionality and validity of Law 14,182/2021, which approved our Privatization. We are not a party to these lawsuits. Despite requests for interim relief to suspend the effects of Law 14,182/2021, these requests were denied by Justice Nunes Marques. As a result, the provisions of AXIA Energia Privatization Law remain in force.
Proceedings Challenging the Merger of Furnas
On December 27, 2023, three lawsuits were filed before the Rio de Janeiro State Court requesting the suspension or annulment of the decision voted for in our EGM, which approved the merger of Furnas into us. A lawsuit with the same objective was filed before the Labor Court.
On December 29, 2023, an injunction was granted in proceeding No. 0185639-83.2023.8.19.0001 requesting the suspension of the EGM for a period of 90 days. In January 2024, the Regional Labor Court of the First Region also granted an injunction in proceeding No. 0120785-36.2023.5.01.0000, suspending the EGM until we had completed an assessment on the impact of the merger on Furnas employees.
On January 11, 2024, a decision was issued by Justice Minister Alexandre de Moraes of STF, in complaint No. 64,901, which revoked the injunctions granted in the proceedings No. 0185639-83.2023.8.19.0001 and 0186310-09.2023.8.19.0001. As such, the EGM was declared resumed on January 11, 2024, and the merger of Furnas into the group was approved by majority of votes and merged as of July 1, 2024.
Currently, two of the three actions challenging the incorporation of Furnas have been dismissed and are under appeal (we assess the risk of loss in these cases as remote). In the remaining action, the issue under dispute concerns jurisdiction (whether state or federal), and, given the early stage of the proceedings, we classify the risk of loss as possible.
Eletronuclear Proceedings
Although we hold only a minority interest in Eletronuclear, an adverse result in certain legal proceedings to which Eletronuclear is a party could also have an adverse effect on our financial condition and/or on our reputation, as AXIA Energia still guarantee certain obligations from Eletronuclear and therefore litigation outcomes that are materially adverse to Eletronuclear could also materially adversely affect our financial condition and results of operations.
Nonetheless, the sale of AXIA Energia's interest in Eletronuclear (announced in Oct. 25) stipulates that the aforementioned guarantees shall be replaced by the closing date.
Policy on Dividend Distribution
Our Dividend Distribution Policy was approved by our Board of Directors on March 31, 2023, and establishes the rules and procedures applicable to the distribution of dividends, in accordance with applicable laws, our Bylaws, and other internal rules. The policy is grounded in legal, statutory, and regulatory requirements and reflects our commitment to good corporate governance practices, consolidating the main rules and guidelines governing dividend distribution. The Dividend Distribution Policy is filed at our headquarters and can be accessed on the CVM’s website (www.cvm.gov.br) and on our corporate website (https://ri.axia.com.br/en).
The decision to distribute dividends and other proceeds considers several factors and variables, including our financial results, liquidity situation, cash requirements, future performance prospects in current and potential markets, existing investment opportunities, and the need to maintain and expand productive capacity. The policy aims to ensure business continuity and financial sustainability in the short, medium, and long-term, while preserving financial flexibility and stability.
Brazilian Corporate Law and our Bylaws require that we pay our shareholders a mandatory dividend equal to at least 25% of our adjusted net income for the preceding fiscal year. However, under the Brazilian Corporate Law, mandatory dividends may not be distributed in a fiscal year if our management determines, at the Annual Shareholders’ Meeting, that such distribution would be incompatible with our financial condition.
The Brazilian Corporate Law also authorizes the payment of dividends out of net income for the year, retained earnings, or profit reserves (excluding the legal reserve).
Our Bylaws provides that PNA1 and PNB1 shares have priority in dividend distribution, as follows:
a.PNA1 shares, subscribed as of 1969 and those resulting from bonuses awarded, are entitled to priority dividends at 8% per year over the capital represented by such shares, distributed equally among them; and
b.PNB1 shares, subscribed to as of 1969, are entitled to priority dividends at 6% per year over the capital represented by such shares, distributed equally among them.
After the minimum priority dividends described above are assured, preferred shares participate equally with common shares and PNC shares in the distribution of any additional. Each PNA1 and PNB1 shares are entitled to receive a dividend at least 10% higher than that awarded to each common share and PNC share. The minimum priority dividend for PNA1 and PNB1 shares must be distributed whenever net income is determined. If dividends are not distributed for three consecutive years, holders of PNA1 and PNB1 shares have the right to vote at our General Shareholders' Meetings.
The following table sets forth the dividends paid or declared each class of shares for the periods indicated, as approved by our Annual Shareholders' Meeting:

	Year
	2025	2024	2023
	(R$ per share)
Common Shares	3.64718005400	1.758205167	0.40383021786
Class "A1" Preferred Shares	4.01189805900	2.430751379	2.43075137906
Class "B1" Preferred Shares	4.01189805900	1.934105037	1.82306353429

For the year ended December 31, 2025, we recorded net profit attributed to the owners of the Company of R$6.6 billion. Considering that the statutory obligation to pay minimum dividends to PNA1 and PNB1 shareholders, as required under Brazilian Corporate Law and our Bylaws, was fully met in previous years, any dividend distribution to be declared and paid in 2026 will be subject to Article 11, §4 and §5 of our Bylaws. These provisions establish that, after the minimum dividends are ensured to PNA1 and PNB1 shares, each PNA1 and PNB1 share will be entitled to receive dividends, per share, of at least 10% higher than those attributed to each common share and PNC share.
In August 2025, we paid R$4.0 billion in dividends in the form of interim dividends, using part of the balance of the statutory reserve referred to in Article 56, item II of our Bylaws, as determined on June 30, 2025. These interim dividends were considered, at the end of the fiscal year, as part of the mandatory dividend to be calculated based on the results for the year 2025.
In December 2025, we paid R$4.3 billion in the form of interim dividends, using part of the balance of the statutory reserve provided for in Article 56, item II, of the Company’s Bylaws, as determined as of September 30, 2025
For more information on recent tax reforms that may have an effect on dividend distributions, see “Item 10E. Additional Information–Taxation—Income tax—Dividends”, and “Item 3D. Key Information—Risk Factors—Risks Relating to Brazil—Changes in tax or accounting laws, tax incentives, and benefits or differing interpretations of tax or accounting laws may adversely affect us.”

ITEM 8B.    Significant Changes
None.

ITEM 9. THE OFFER AND LISTING
ITEM 9A.    Offer and Listing Details
Our common shares began trading on the Brazilian Stock Exchange (B3) in 1971. In the United States, our common shares, PNB1 shares and PNC shares trade in the form of ADSs on the NYSE. We hold an insignificant number of PNA1 shares, which do not have a material effect on trading volume on B3.
As of December 31, 2025, our capital stock totaled R$100,135,201,439.75, fully paid-in and divided into 2,915,428,717 shares, comprising 2,028,544,286 common shares, 146,920 PNA1 shares, 279,941,393 PNB1 shares and 606,796,117 PNC shares. As part of our privatization, one class "B" preferred share was converted into the golden share, held by the Brazilian Government.
On April 1, 2026, the shareholders approved the Company's Migration to Novo Mercado, including the PN Conversion and the amendment and restatement of the Company's Bylaws. Upon completion of the Migration to Novo Mercado will be composed of: (i) common shares, with the right to one vote per share, (ii) PNC shares, with the right to one vote per share, and (iii) one Golden Share held exclusively by the Federal Government of Brazil.
The retention of the PNC shares following the Migration to Novo Mercado was authorized by B3 through a specific waiver, as disclosed in the Material Fact published by the Company on November 28, 2025. Such waiver was granted in view of the transitional nature of the PNC shares, which are subject to mandatory conversion into common shares, at a ratio of 1:1 (one common share for each PNC share), and/or compulsory redemption, either of which must be fully carried out by 2031 or earlier, as provided in the Company's Bylaws, which also provides that the Board of Directors is allowed to convert and/or redeem the PNC shares at its discretion before 2031. Upon the full conversion or redemption of all PNC shares, such class will be automatically extinguished, and the Company's share capital will thereafter consist solely of common shares and the Golden Share. Pursuant to the Novo Mercado Regulations, the Company will not be permitted to issue new preferred shares, participation bonuses, or any class of shares with restricted voting rights. As of the date of this annual report, the Migration to Novo Mercado remains subject to regulatory approval, which had not yet been obtained and remains subject to the satisfaction of certain conditions precedent. For further information on the Company's Migration to Novo Mercado, see "Item 4. Information on the Company" of this annual report.
Additionally, also on April 1, 2026, the Company announced that its Board of Directors had approved the initiation of the process of voluntarily delisting the Company’s ADRs from the NYSE. For further information on the Company's delisting process, see "Item 9C. Market" of this annual report.
There are no restrictions on the ownership of our common shares or preferred shares by individuals or legal entities domiciled outside Brazil.
The right to convert dividend payments and proceeds from the sale of shares into foreign currency and their remittance abroad is subject to restrictions under foreign investment regulations which generally require, among other conditions, that the relevant investments be registered with the Central Bank of Brazil. Banco Bradesco S.A., acting as custodian for our common, PNB1 shares and PNC shares represented by the ADSs, has registered with the Central Bank on behalf of the Depositary Bank. This registration enables ADS holders to convert dividends, distributions, or proceeds from the sale of such shares into U.S. dollars and remit them abroad. However, ADS holders could be adversely affected by delays or denials of required government approvals for currency conversions of Brazilian currency payments and remittances abroad related to the underlying common, PNB1 shares and PNC shares.
In Brazil, foreign investors have access to various mechanisms for trading directly on the Brazilian stock exchanges or organized over-the-counter markets. Since December 13, 2024, portfolio investments have been regulated by a joint resolution issued by the Central Bank and the CVM (RC No. 13), which came into effect on January 1, 2025, replacing Resolution No. 4,373. Under RC No. 13, foreign investors must meet specific requirements to trade directly on Brazilian markets. For more information, see “Item 9C. Markets—Investment in our Preferred Shares by Non-Residents of Brazil.”
Foreign investors who meet these requirements are eligible to trade directly on the Brazilian stock exchanges or organized over-the-counter markets. These rules extend favorable tax treatment to all foreign investors investing pursuant to these rules. See “Item 10E. Additional Information—Taxation.” These regulations also impose certain restrictions on the offshore transfer of securities title, except in cases of corporate reorganizations conducted abroad by foreign investor.
A certificate of foreign capital registration has been issued in the name of the Depositary Bank for the ADSs and is maintained by Banco Bradesco S.A., acting as custodian for the common, PNB1 shares and PNC shares represented by ADSs. This certificate allows the Depositary Bank to convert dividends and other distributions related to the ADSs into foreign currency and remit the proceeds abroad.
If an ADS holder exchanges ADSs for common, PNB1 shares or PNC shares, they may rely on the Depositary Bank’s certificate of foreign capital registration for up to five business days following the exchange. After this period, the holder must obtain their own certificate of foreign capital registration from Central Bank. Without this certificate, the holder may not be able to convert the proceeds from the sale or distributions related to such shares into foreign currency or remit them abroad, unless they qualify under RC No. 13 or secure their own certificate of foreign capital registration. Holders who obtain their own certificate will be subject to less favorable Brazilian tax treatment compared to an ADS holder. See “Item 10E. Additional Information—Taxation—Material Brazilian Tax Considerations.”
Under current Brazilian legislation, the Brazilian Government may impose temporary restrictions on the remittance of foreign capital abroad in the event of a serious imbalance or a projected serious imbalance in Brazil’s balance of payments. There can be no assurance that such restrictions will not be imposed in the future.

ITEM 9B.    Plan of Distribution
Not applicable.

ITEM 9C.    Markets
Our shares on B3 are traded under the following symbols:

Class of Share	Ticker on B3
ON (Common shares)	AXIA3
PNA1 (Class “A1” Preferred shares)	AXIA5
PNB1 (Class “B1” Preferred shares)	AXIA6
PNC (Class “C” Preferred shares)	AXIA7
All stocks and bonds are traded exclusively on the B3. As of December 31, 2025, we had approximately 174,780 record holders.
On the NYSE, our ADSs representing the following symbols:

Class of Share	Ticker on NYSE
ON (Common shares)	AXIA
PNB1 (Class “B1” Preferred shares)	AXIAPR
PNC (Class “C” Preferred shares)	AXIAPRC
As of December 31, 2025, we had approximately 20,847 beneficial owners and 19 registered ADS holders representing common shares, and approximately 2,786 beneficial owners and 17 registered ADSs holders representing preferred shares.
On January 24, 2025, we announced the initiation of delisting process for our common and Class “B” preferred shares listed on Latibex, a segment of the Madrid Stock Exchange. On March 4, 2025, the Board of Directors of BME – Bolsa y Mercados Españoles Sistemas de Negociación S.A, approved our delisting request.

On December 19, 2025, our shareholders approved the issuance and sale of our PNC shares and their corresponding ADRs, which began trading on B3 on December 22, 2025 and on the NYSE on December 30, 2025, respectively. At this time, the shareholders also approved the exchange of all outstanding class “B” preferred shares for PNB1 shares and all outstanding preferred ADRs for PNB1 ADRs, which exchange was completed on December 22, 2025. On this date, all such shares and ADRs were mandatorily converted and trading in our PNB1 shares and preferred ADRs ceased.
Also on April 1, the Company announced that its Board of Directors had approved the initiation of the process of voluntarily delisting the Company’s ADRs from the NYSE. Upon the effectiveness of such delisting and, subsequently, the termination of the Company’s reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, ADR holders may, as applicable and in accordance with the terms of the deposit agreement: (i) receive the underlying shares, which will thereafter be held directly in the Brazilian market (B3) through a custodian institution in Brazil, or, if applicable, at the Depositary’s discretion, continue to hold such shares represented by ADRs under an unsponsored ADR program, subject to conditions established by the Depositary; or (ii) receive the net proceeds from the eventual sale of such shares by the Depositary, after deduction of applicable fees, taxes and other charges.

Following the delisting, the Company plans to deregister its securities under Section 12(b) of the Exchange Act, then terminate the registration of such securities under Section 12(g) and suspend its reporting obligations under Section 15(d) of the Exchange Act. As a result, it will no longer be subject to the reporting requirements under the Exchange Act or other requirements applicable to a public company, including requirements under the Sarbanes-Oxley Act and the listing standards of any U.S. national securities exchange. The Company’s executive officers and directors will no longer be required to file reports relating to their transactions in the Company’s securities with the SEC, and persons acquiring 5% of such securities will no longer be required to report their beneficial ownership under the Exchange Act.

Trading, Settlement and Clearance

Trading on B3
Trading on B3 occurs on business day between 10:00 a.m. and 6:00 p.m. (BRT) via the PUMA (Plataforma Unificada Multiativos) system, and from 6:25 p.m. to 6:45 p.m. (BRT) on the “after-market”, which is subject to regulatory limits on price volatility and trading volume. Both the CVM and B3 have discretionary authority to suspend trading under certain circumstances. B3 has implemented a circuit breaker system to suspend trading sessions during extraordinary events.
Settlement of share sales on B3 occurs three business days after the transaction, without monetary adjustments. Payments and deliveries are processed through a settlement agent affiliated with B3, and financial settlement is conducted by the Central Bank’s reserve transfer system. Securities are transferred by B3’s custody system, and both delivery and payment are final and irrevocable.
To be listed on B3, a company must apply for registration with both B3 and the CVM and comply with regulatory and disclosure requirements. Trading on B3 is significantly less liquid than trading on the NYSE or other major global exchanges. Trading by non-Brazilian holder is subject limitations under Brazilian foreign investment regulations.
Corporate Governance Practices
We are listed on the Nível 1 segment of B3 and, as such, must comply to specific corporate governance requirements. These include:
i. maintaining a free float of at least 20% of its capital stock, or 15% provided that the average daily trading volume of the company’s shares over the previous 12 months is equal to or greater than R$20,000,000.00;
ii. disclosing additional information in its financial statements;
iii. adopting and publishing a code of conduct that outlines the principles and values guiding the company, as well as an insider trading policy applicable, at a minimum, to the issuer, its controlling shareholder (if applicable), members of the Board of Directors and Fiscal Council, the Executive management team, and members of other technical or consultative bodies established by the company’s bylaws;
iv. conducting public offerings that promote broad share ownership;

v. disclosing related-party transactions;
vi. having a Board of Directors composed at least three members elected at the general shareholders' meeting, with at least 20% of the members being independent directors;
vii. establishing a unified term of office of up to two years for board members, subject to re-election; and
viii. the positions of chairman of the Board of Directors and Chief Executive Officer or main executive officer must not be held by the same individual, subject to certain exceptions.
Upon the effectiveness of the Migration to Novo Mercado, the Company will be required to comply with the Novo Mercado Regulations, which impose specific corporate governance and listing requirements. These include:
i. a Company's share capital must be divided exclusively into common shares, except that privatized companies may retain special class preferred shares held by the privatizing entity, subject to prior analysis by B3.
◦With respect to the PNC shares, the retention of this share class following the Migration to Novo Mercado was authorized by B3 through a specific waiver, as disclosed in the Material Fact published by the Company on November 28, 2025. For additional information, see “Item 9A. Offers and Listing Details”.
ii. maintenance of a minimum free float of at least 20% of the share capital, or 15% if the average daily trading volume equals or exceeds R$20,000,000.00 over the preceding 12 months;
iii. a unified Board of Directors term of office of no more than two years, with reelection permitted;
iv. a minimum of two independent Directors, or 20% of the board, whichever is greater;
v. the positions of chairman of the Board of Directors and Chief Executive Officer may not be held by the same person;
vi. the establishment of an audit committee with at least three members, including at least one independent Director and at least one member with recognized expertise in corporate accounting matters;
vii. a company's Bylaws must provide that any direct or indirect transfer of control be conditioned upon the acquirer's obligation to carry out a tender offer addressed to all remaining shareholders on equal terms and conditions (100% tag-along rights);
viii. inclusion in the Bylaws of a mandatory arbitration clause requiring that disputes among the company, its shareholders, Directors and Officers be resolved through arbitration before the Market Arbitration Chamber; and
ix. the simultaneous disclosure in English of material facts, shareholder notices regarding distributions, and earnings releases.
Investment in our Preferred Shares by Non-Residents of Brazil
Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our preferred shares, on the Brazilian stock exchange, subject to compliance with the requirements set forth in Law No. 14,286/2021, Resolution CVM No. 13/2020, and RC No. 13.

With certain limited exceptions, RC No. 13 permits foreign investors to carry out any type of transaction in the Brazilian financial and capital markets involving securities traded on stock exchanges, future markets or organized over-the-counter markets, provided that certain registration requirements are met. However, such investors may not transfer ownership of investments made under this regulation to other non-Brazilian holders through private transactions. Investments and remittances of gains, dividends, profits or other payments related to the foreign investor’s investments outside Brazil must be made through the foreign exchange market.
Under RC No. 13, a foreign investor must:
i.appoint at least one representative in Brazil, that must be a financial institution, an institution authorized to operate by the Central Bank or a clearing house or clearing and settlement service provider supervised by the Central Bank within the scope of the Brazilian Payment System, that will be responsible for complying with registration and reporting requirements and procedures with the Central Bank and the CVM, among others;
ii.register itself as a foreign investor with CVM, through its representative;

iii.appoint at least one custodian duly authorized by the CVM;
iv.appoint a tax representative in Brazil; and
v.obtain a taxpayer identification number from the Brazilian federal tax authorities.
Investments in the financial and securities markets made by foreign investors who are individuals are exempt from the following requirements:
i.appointment of representative in Brazil (item (i) above), in the following cases: (a) investments in securities; (b) investments in financial assets from a foreign investor account in Brazilian Reais, maintained in Brazil under the foreign investor’s name, using its own funds; and (c) investments in financial assets not made in accordance with item (b) above, in the case of a total monthly contribution of up to R$2,000,000.00 per intermediary; and
ii.registration as a foreign investor with the CVM (item (ii) above), subject to the requirements established by the CVM.
Each intermediary shall be responsible for the individual control, by foreign investors, of the inflows and remittances made pursuant to the exceptions above.
Securities and other financial assets held by foreign investors pursuant to RC No. 13 must be, according to their nature: held in custody, registered, deposited in a centralized deposit system operated by a central depositary, or maintained in a deposit account, prepaid payment account or broker registry account with an institution or entity authorized to provide these services by the Central Bank or the CVM, within the scope of their respective powers. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.
We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us differ significantly from the standards applied to U.S.-listed companies. Under NYSE rules, we must comply with the following corporate governance rules:
i.we must satisfy the requirements of Rule 10A-3 of the Exchange Act, including having an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers that meet certain criteria, as discussed below;
ii.we must provide the NYSE with annual and interim written affirmations as required under NYSE corporate governance rules;
iii.our chief executive officer must promptly provide certification of any material non-compliance with corporate governance rules; and
iv.we must provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practices required of U.S.-listed companies.

The discussion of the significant differences between our corporate governance practices and those required of U.S.-listed companies is set forth below.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.01	A listed company must have a majority of independent Directors.
Our Bylaws provide that our Board of Directors must comprise at least five independent Directors. As of the date of this Annual Report, we believe that 7 out of our 10 Directors would be considered independent according to NYSE criteria.

303A.03	The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	Pursuant to Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected to serve as Executive Officers, and there is no requirement for the Board to meet regularly without management. Nonetheless, our Bylaws require the Board of Directors to hold at least one annual executive session without the attendance of the CEO, which may occur more frequently at the Board's discretion.
303A.04
Listed companies must have a nominating and corporate governance committee composed entirely of independent Directors, with a written charter that outlines certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.
Brazilian law does not impose a similar requirement. Nonetheless, our Bylaws mandate that certain responsibilities be carried out by our People and Governance Committee, which operates under its own internal regulations. Our Bylaws define the Committee’s purpose and responsibilities and further specify that it must be composed entirely of independent members of the Board of Directors.
303A.05
Listed companies must have a compensation committee composed entirely of independent Directors, with a written charter that outlines certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.
We are not required under applicable Brazilian law to have a compensation committee. However, our statutory People and Governance Committee is responsible for discussing management compensation, which is subject to approval at our General Shareholder’s Meeting.
303A.06 303A.07
Generally, listed companies must have an audit committee of at least three independent Directors who meet the independence requirements of Rule 303A and Rule 10A-3 under the Exchange Act, with a written charter that outlines certain minimum specified duties. However, pursuant to Rule 10A-3(c)(3) under the Exchange Act, which is not applicable to domestic issuers, a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if it has a body established and selected in accordance with home country legal or listing provisions that expressly require or permit such a body, and if the body meets the following conditions: (i) it is separate from the full Board of Directors, (ii) its members are not elected by management, (iii) no executive officer serves as a member of the body, and (iv) the home country legal or listing provisions establish standards for the independence of its members.

As a foreign private issuer, we are only required to ensure that our audit committee complies with SEC rules applicable to listed companies, in accordance with Brazilian Corporate Law. Our Statutory Audit and Risks Committee assists our Board of Directors, as well as the boards of Directors of AXIA Energia Nordeste, AXIA Energia Sul, AXIA Energia Norte, and SAESA, in addition to other subsidiaries when applicable. These companies are subject to the rules established by our Board of Directors, which provide guidance, analyze, and issue recommendations on internal audit activities, accounting and independent audits, risk management, internal controls, and financial management. For further details on our Audit and Risks Committee, see “Item 6C. Directors, Senior Management and Employees—Board Practices—Committees—Audit and Risks Committee.”

303A.08	Shareholders must be given the opportunity to approve equity compensation plans and material revisions to those plans, with limited exceptions as set forth in the NYSE rules.	Under Brazilian Corporate Law, shareholders must approve all stock option plans. Additionally, any issuance of new shares is subject to shareholder approval, except in cases involving “authorized capital” as provided for in our Bylaws, which is subject to approval by our Board of Directors.
303A.09	Listed companies must adopt and disclose corporate governance guidelines.
We have adopted corporate governance guidelines, which are included in the General Guidelines of Corporate Governance of AXIA Energia (Guia de Governança Corporativa). In addition, we have also adopted and comply with a disclosure policy that requires the public disclosure of all material information in accordance with the guidelines established by CVM, as well as an insider trading policy. We disclose our corporate governance practices in our annual reports, in compliance with the regulations issued by CVM.

303A.10
Listed companies are required to adopt and disclose a code of business conduct and ethics applicable to Directors, Officers, and employees, and to promptly disclose any waivers of such code granted to Directors or executive officers.
Our Code of Conduct is the main document to guide the actions of our group, as it outlines and reinforces the commitments we make to our customers. Each new version of the Code of Conduct is made available to all members of our workforce, who are required to sign a declaration or term of acceptance.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.12
a) Each listed company's CEO must certify to the NYSE annually that he or she is not aware of any violation by the company of the NYSE corporate governance listing standards.
b) Each listed company's CEO must promptly notify the NYSE in writing if any executive officer becomes aware of any non-compliance with any applicable provisions of this Section 303A.
c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.
We are subject to (b) and (c) of these requirements, but not (a).
303A.14	The issuer must adopt and comply with a written Recovery Policy that provides for the reasonably promptly recovery of erroneously awarded incentive-based compensation in the event the issuer is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. This includes any required accounting restatement to correct an error in previously issued financial statements that is material to those statements, or that would result in a material misstatement if the error were corrected or left uncorrected in the current period.	We have adopted a clawback policy that complies with the requirements of Section 303A.14 of the NYSE Listed Company Manual.

ITEM 9D. Selling Shareholders
Not applicable.

ITEM 9E. Dilution
Not applicable.

ITEM 9F. Expenses of the Issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
ITEM 10A. Share Capital
Not applicable.

ITEM 10B. Bylaws
The following is a summary of certain significant provisions of our Bylaws, Brazilian Corporate Law, and the rules and regulations of the CVM and the Novo Mercado. This summary is not intended to be exhaustive and is based on our Bylaws (an English translation of which is included as an Exhibit to this Annual Report), as well as applicable laws, rules, and regulations.

General
We were established as a mixed capital company pursuant to Brazilian Law No. 3,890- A, dated April 25, 1961. Until June 2022, the Brazilian Government was our controlling shareholder, holding the majority of our voting common shares. In June 2022, we were privatized, and, as a result, the Brazilian Government ceased to be our controlling shareholder. Since then, we no longer have a controlling shareholder, as our Bylaws prohibit any shareholder or group of shareholders from exercising rights in excess of 10% of our issued and outstanding voting capital or from entering into shareholders’ agreements that result in voting rights above this threshold. We are subject to Brazilian Corporate Law and all other applicable laws and regulations governing Brazilian private legal entities.
We are registered with the Brazilian tax authorities with the Corporate Taxpayers ID (CNPJ) No. 00.001.180/0001-26.
Corporate Purpose
Our Bylaws provide that our corporate purposes are:
i.conduct studies, develop projects, and carry out construction and operation of electric power plants and transmission and distribution lines, as well as perform related corporate activities, including the sale of electricity, such as retail power trading;
ii.promote and support research in areas of business interest within the energy sector, including generation, transmission, and distribution of electricity; conduct studies on the multipurpose use of reservoirs, explore and develop alternative energy sources; encourage the rational and sustainable use of energy; and implement smart energy networks; and
iii.engage in other activities related or complementary to our corporate purpose, including through controlled companies (subsidiaries), partnerships, and investees.
Description of our Capital Stock
AXIA Energia's capital stock totaled R$100.1 billion as of December 31, 2025, due to the R$30.0 billion capitalization from the Company's profit reserves through the issuance of 606,796,117 PNC shares as a stock bonus, and the redemption value of R$1.2994705188032 per PNR share, as approved at the EGM held on December 19, 2025. PNC shares carry voting rights and must be redeemed and/or converted into common shares by 2031.
As a result, as of December 31, 2025, the Company's share capital consists of 2,915,428,717 shares, comprising 2,028,544,286 common shares and 886,884,431 preferred shares, including PNC shares, about 90% of the Company's total shares carry voting rights. Upon the effectiveness of the Migration to Novo Mercado, and the resulting PN Conversion, 100% of the Company's shareholder base (other than the Golden Share, which carries veto rights only) will have full voting rights, in compliance with the "one share, one vote" principle required by the Novo Mercado Regulations.
Treasury Shares
As of December 31, 2025, we held 75,979,949 treasury shares.
On December 22, 2025, we terminated the 2024 share repurchase program, which had authorized the acquisition of up to 197,717,216 common shares and 26,873,194 PNB1 shares, corresponding to 10% of the total outstanding shares of each class. Under the 2024 program, 3,428,201 common shares and 524,800 PNB1shares were acquired on B3, at market prices, totaling approximately R$151.8 million.
On the same date, the Board of Directors approved the 2025 share repurchase program, which authorizes the acquisition of up to 187,866,804 common shares, 26,646,211 PNB1 shares, and 56,385,895 PNC shares, equivalent to 10% of the total outstanding shares of each class. The new program has a term of 18 months and will expire on June 21, 2027.
Authorized Capital
Our Board of Directors is authorized to increase our capital stock up to the limit of R$130.0 billion, without the need to amend our Bylaws, through the issuance of new common shares or, in the event of a capitalization of reserves with a bonus issue, through the issuance of common shares or PNC shares. The Board is also authorized to exclude the shareholders’ preemptive right in the subscription of shares issued through public offerings, pursuant to Article 172 of the Brazilian Corporate Law.
Rights Attached to Our Shares
Common Shares
Each common share entitles its holder to one vote on all matters submitted to shareholders at an annual or special general meeting, subject to a voting rights limitation that prohibits any holder from exercising voting rights in excess of 10% of our total issued and outstanding voting capital, regardless of the number of shares held. In the event of liquidation, holders of common shares are entitled to a proportional share of our remaining assets after the payment of all liabilities, in accordance with their ownership percentage. Holders of common shares are also entitled to participate in all future capital increases.
Preferred Shares
Holders of our PNA1 and PNB1 shares are generally not entitled to vote at annual or special general meetings, except under limited circumstances, but they have preferential rights to capital reimbursement and dividend distribution. PNA1 and PNB1 shares cannot be converted into common shares.
PNA1 shares, including any related bonus shares, are entitled to an annual dividend of 8% on the capital attributed to those shares, with priority over other dividend distributions, divided equally among them. PNB1 shares issued on or after June 23, 1969, including any related bonus shares, are entitled to an annual dividend of 6% on the capital attributed to those shares, also with priority over other dividend distributions, divided equally among them. Unpaid dividends are not carried forward for future payment for PNA1 and PNB1 shares. PNA1 and PNB1 shares rank equally in the event of liquidation.
Holders of PNC shares have the right to one vote per share. The PNC shares will be automatically converted into common shares of the Company, according to a schedule, at a ratio of one to one, on a date to be determined by the Board of Directors of the Company in each fiscal year between 2026 and 2031, as follows:

•4% of the total volume of PNC shares originally issued by the Company, allocated proportionally among all of the shareholders on the date determined by the Board of Directors, in each of fiscal years of 2026, 2027, 2028, 2029 and 2030; and
•all PNC shares that remain outstanding in the fiscal year of 2031.
The Board of Directors may however, at any time, increase the volume of PNC shares to be converted in each fiscal year until all the PNC shares have been converted or redeemed. Such conversion will be conducted pro rata across all holders of PNC shares.
The Company’s Board of Directors may, at any time, resolve on the compulsory redemption of any amount of PNC shares, at a price per share equivalent to the closing trading price of the Company’s common shares on the trading session immediately prior to the date of the Board resolution approving the relevant redemption. In such case:

(a)the implementation of such redemption shall not depend on any decision by the shareholders, whether in a general shareholders’ meeting or in a special meeting of preferred shareholders, and may be resolved solely by the Board of Directors;
(b)the amount of shares redeemed in this manner shall proportionally reduce the minimum amount of shares to be converted in the relevant fiscal year;
(c)any holder of PNC shares may, under the terms and procedures to be defined by the Board of Directors, express its intention to, instead of the redemption, opt for the conversion into common shares, in whole or in part, of the PNC shares that would otherwise be subject to such redemption.
If, because of a conversion of PNC shares as described above, a shareholder or group of shareholders will hold greater than 15% of the Company’s interest (including common shares and PNC shares), then the amount of PNC shares that would cause such shareholder’s ownership of Company securities to exceed such threshold, if converted, will be compulsorily redeemed.
Any holder or group of holders of PNC shares must notify the Company upon reaching an interest exceeding 15% of the total number of voting shares outstanding and issued by the Company. Further, the Company may, at any time, request information from shareholders in order to verify their ownership of Company securities.
For shareholders or group of shareholders who, on the issuance date of the PNC shares, currently hold more than 15% of the Company’s outstanding common shares, the conversion limit will correspond to the percentage of common shares held on that date (the “Original Common Shareholding”). Thus, on each conversion date, only the amount of PNC shares compatible with maintaining such Original Common Shareholding will be converted, and any excess PNC shares will be compulsorily and automatically redeemed, applying the same redemption value criteria used for redemptions approved by the Board of Directors.
As part of our privatization, the Brazilian Government holds a special class of preferred share known as the Golden Share. This Golden Share grants the government veto power over corporate resolutions that seek to modify or eliminate the provisions described above in items (1) and (2) of “Item 10B. Bylaws—Amendment to our Bylaws as part of our Privatization”, pursuant to the AXIA Energia Privatization Law. If preferred shares begin to confer voting rights under Article 111, Paragraph 1 of the Brazilian Corporate Law, the voting limitation described in item (1) of “Item 10B. Bylaws—Amendment to our Bylaws as part of our Privatization” will apply to those preferred shares, so that all shares conferring voting rights (whether common or preferred) would constitute voting capital. For more details on our preferred shares, see Exhibit 2.3 to this Annual Report.
Transfer of Our Shares
PNC shares are subject to the limitations and procedures set forth in the Bylaws and applicable Brazilian corporate and securities laws and regulations. More specifically, the Bylaws may, in certain circumstances:
i.restrict transfers of PNC shares that would result in the direct or indirect ownership of PNC shares or voting rights by a single shareholder, or group of shareholders, exceeding the limits imposed by applicable Brazilian law and/or the Bylaws;
ii.remove or restrict the voting rights accruing to a single shareholder, or group of shareholders, of PNC shares where the voting rights of such shareholders exceed the limits imposed by applicable Brazilian law and/or the Bylaws; and
iii.require the Company to make a mandatory offer to repurchase PNC shares owned by a single shareholder, or group of owners, that exceed the limits set forth by applicable Brazilian law and/or in the Bylaws, at a purchase price determined in accordance with applicable Brazilian law and/or the Bylaws. Brazilian law and the Bylaws may also, in certain circumstances, restrict or prohibit shareholder agreements that could have the effect of exceeding the limits imposed by Brazilian law and/or the Bylaws on direct or indirect ownership of PNC shares or voting rights by a single shareholder, or group of shareholders, of PNC shares. For any transfer of ownership of PNC shares, the financial institution where such shares are deposited may charge the transferring shareholder fees and charges in connection with such transfer, as permitted under applicable regulations and such institution’s fee schedule.
Preemptive Rights
Preemptive rights do not apply to the transfer of shares but do apply to the issuance of new shares. Preemptive rights do not apply to the subscription of shares within the authorized capital limit if the placement is made through the stock exchange or public offering, pursuant to Article 172 of the Brazilian Corporate Law.
Redemption
Shares of one or more classes may be redeemed upon resolution of a Shareholders’ Meeting, without requiring the approval from a Special Shareholders’ Meeting of the affected types and classes of shares, except for the PNC shares The Golden Share will only be redeemed if authorized by law.

Registration
Our shares, represented in the U.S. by ADSs, are held in book-entry form with Citibank, N.A., which acts as the depositary for our ADSs. Transfers are carried out through book entries by Citibank's accounting system, debiting the seller's share account and crediting the buyer's account, upon a written order of the transferor or a judicial authorization or order to affect such transfers.
Notification of Interests in Our Shares
Any shareholder who acquires or disposes of 5%, 10%, or 15% cumulatively of our capital stock in any share class must notify us immediately upon completion of the transaction. This requirement also applies to holders of ADSs, convertible debentures, and stock options. Upon receiving such notification, we will issue a market notice, upload it to the CVM’s website, and update our Reference Form (Formulário de Referência) within seven business days of the transaction.
Shareholders’ General Meetings
Under Brazilian Corporate Law, all matters requiring shareholders´ approval must be resolved at a duly convened general meeting. There are two types of meetings: ordinary and extraordinary. Annual meetings are held annually within 120 days of the end of our fiscal year, while extraordinary meetings can be convened as needed.
Shareholders’ meetings are called by our Board of Directors. Notices are sent to shareholders and published in a newspaper of general circulation in our principal place of business and on our website at least 30 days prior to the meeting.
Meetings are held at our headquarters in Rio de Janeiro or virtually, as permitted by CVM Resolution No. 81, dated March 29, 2022. Shareholders may be represented by attorneys-in-fact who are: (i) shareholders of the Company; (ii) Brazilian lawyers; (iii) members of our management; or (iv) financial institutions.
At duly convened meetings, shareholders are able to take action on matters such as approving annual financial statements, electing and removing members of the Board of Directors and Fiscal Council, amending the Bylaws, and other matters in accordance with our Bylaws and the Brazilian Corporate Law.
Board of Directors

Our Bylaws require that the Board of Directors be composed of ten members, with at least five being independent. Holders of the majority of the non-voting preferred shares are entitled to elect one Board member who meets the eligibility requirements.

The Federal Government shall have the right to elect, by means of a separate vote: three members to the Board of Directors. If, for any reason, the Federal Government holds a percentage of less than thirty percent of the voting capital of the Company, the right to elect Directors by means of a separate vote will be partially reduced, so that the Federal Government will have the right to elect, by means of a separate vote: two members. If, for any reason, the Federal Government holds a percentage of less than twenty percent of the voting capital of the Company, the right to elect Directors by means of a separate vote will be automatically extinguished, so that the Federal Government, will not have the right to elect, by means of a separate vote, any number of members to the Board of Directors.

Board members are elected at the Annual General Meeting for a two-year term, with the possibility of reelection, and may be replaced at any time. There are no age limits for retirement from the Board.
Article 141 of the Brazilian Corporate Law and CVM regulations entitle shareholders holding more than 5% of the voting capital to request cumulative voting rights (voto múltiplo) to increase their chances of electing at least one Board member. Under the cumulative voting process, each voting share grants a number of votes equal to the number of Board seats being filled, which may be cast for a single candidate or distributed among multiple candidates.
If cumulative voting is adopted and the General Meeting removes a member elected through this process, all Board members are automatically removed, and a new election must be held - except for those members elected separately by preferred shareholders and by the Federal Government Shareholder Group. In other cases of vacancy, a replacement elected by the Board of Directors will serve until the next General Meeting.

Our Board of Directors must meet at least once a year without the presence of the CEO and twice a year with the presence of our independent auditors. Historically, the Board of Directors meets monthly and whenever convened by a majority of its members or the Chairman. Board members cannot participate in discussions or vote on matters in which they have a conflict of interest. For further details on the responsibilities of the Board of Directors, see Exhibit 1.1 to this Annual Report.
Board of Executive Officers

The Board of Executive Officers is responsible for managing our general business policy and overseeing day-to-day management and operations. It is the highest executive body responsible for implementing the guidelines established by the Board of Directors.
The Board of Executive Officers is currently composed of the CEO - who is not allowed to hold the position of Chairman of the Board of Directors - and ten members, subject to a minimum number of three, all elected by the Board of Directors. Its responsibilities are defined by our Internal Regulations, Bylaws, and applicable laws. Officers serve for a term of up to two years, with the possibility of reelection.
On December 11, 2025, the Company’s Board of Directors approved the Directors’ Nomination and Succession Policy. See “Item 6A. Board of Directors and Senior Management—Board of Directors” for additional information.
The Board of Executive Officers meets regularly on a weekly basis or whenever convened by a majority of its members or the CEO. Officers cannot participate in discussions or vote on matters in which they have a conflict of interest.
Fiscal Council

As approved at the Extraordinary Shareholders' Meeting held on April 29, 2025, the Fiscal Council became a permanent body elected by the General Shareholders' Meeting. It meets once a month or whenever convened, in accordance with its internal regulations. At least one member and the respective alternate are appointed separately by holders of preferred shares, and one member and the respective alternate are appointed by the Brazilian Government. Since the establishment of the Statutory Audit and Risks Committee on May 18, 2018, the Fiscal Council no longer serves as an audit committee.
The Fiscal Council is responsible for overseeing management activities and issuing opinions on our financial condition. Its responsibilities are defined in Internal Regulations of the Fiscal Council, as approved on October 31, 2025.
Committees

Our management structure includes four permanent statutory committees and one non-statutory committee. These committees are composed of members of the Board of Directors and, in the case of the statutory Audit and Risks Committee, independent external members. Their purpose is to advise the Board of Directors in fulfilling its responsibilities by providing analysis, monitoring, and recommendation on specific issues their respective areas.
Audit and Risks Committee

The Audit and Risks Committee is a permanent statutory body established under Article 37 of our Bylaws. It is composed of a minimum of three members and a maximum of five independent members, including external members, with staggered terms that do not coincide and are independent of the term the Board of Directors. The number of members must comply with B3 requirements. The Audit and Risks Committee assist in analyzing and issuing recommendations on internal audit, accounting and independent audit, oversight, risks management, internal controls, and financial management, among other matters, to enhance the efficiency and effectiveness of the Board's decisions.
Planning and Projects Committee

The Planning and Projects Committee is composed of three to five independent members, appointed by the Board of Directors from among its members, for a term of up to two years, with the possibility of reelection. The Committee advises, analyzes, and issues recommendations on strategic business initiatives.
People and Governance Committee

The People and Governance Committee is composed of three to five independent members, appointed by the Board of Directors from among its members, for a term of up to two years, with the possibility of reelection. The Committee advices shareholders and the Board, particularly on matters related to the appointment, evaluation, succession, and remuneration of managers, Fiscal Council members, and Audit and Risks Committee members, as well as other responsibilities assigned by the Board.
Sustainability Committee

The Sustainability Committee is a statutory body responsible for evaluating, issuing, and monitoring recommendations related to our sustainability strategy, ensuring greater efficiency and quality in the decision-making process. The internal regulation and composition of the Sustainability Committee are available on our website, the contents of which are incorporated by reference into this Annual Report.
Legal Affairs Support Committee

The Legal Affairs Support Committee is a non-statutory technical body established pursuant to Article 160 of the Brazilian Corporate Law. It is composed of three to five members, appointed by the Board of Directors from among its members, vice presidents, officers, and/or employees. Members serve for a term of up to two years, with the possibility of re-election. The Committee supports and advises shareholders and the Board of Directors by monitoring the resolution of relevant disputes, judicial and extrajudicial settlements, and other relevant legal matters, in addition to other responsibilities assigned by the Board.
Disclosure Obligations
Our disclosure obligations are governed by the Policy for Disclosure of Material Information and Trading of Securities of AXIA Energia Companies (Política de Divulgação e Uso de Informações Relevantes e de Negociação de Valores Mobiliários das Empresas AXIA Energia), a copy of which is available on our website. Information available on our website is not incorporated by reference into this Annual Report. See: https://www.axia.com.br/sobre/biblioteca-de-documentos.

ITEM 10C. Material Contracts
As part of our Privatization, we entered into the Eletronuclear Investment Agreement with ENBPar on April 22, 2022.
In March 2025, a settlement agreement was signed between us and the Brazilian Government. With respect to Eletronuclear, it was established that, as of the date of signing, the Eletronuclear Investment Agreement would be suspended.
The Settlement Agreement was approved at the Company's shareholders' meeting held on April 29, 2025, regarding the terms for the immediate suspension and conditional termination of the Eletronuclear Investment Agreement, which we entered into with ENBPar, as well as the approval of the terms and conditions of the settlement agreement and any resulting amendments to our Bylaws by our shareholders (excluding the Brazilian Government), remaining subject to ratification of the settlement agreement by the Supreme Federal Court of Brazil. Upon such ratification, we will no longer have obligations to provide new contributions or guarantees to Eletronuclear, except as described above.
On March 26, 2025, the Company, together with ENBPar, signed the agreement for the immediate suspension and conditional termination of the Eletronuclear Investment Agreement. On April 30, 2025, the Company, jointly with the Federal Government, filed a petition with the Supreme Federal Court of Brazil requesting the ratification of the Settlement Agreement.
On October 14, 2025, the Company executed a sale agreement with J&F S.A. for the divestment of its entire stake in Eletronuclear, including the release of the Company’s guarantees provided in favor of Eletronuclear, which shall be replaced by the buyer. The transaction is still subject to usual conditions in agreements of this nature.

On December 11, 2025, the Federal Supreme Court (STF) ratified the Settlement Agreement entered into between the Company and the Federal Government. With this ratification, the last suspensive condition set forth in the Agreement has been fulfilled, and the Agreement becomes fully effective, with binding force and erga omnes effect, resulting in the dismissal of Direct Action of Unconstitutionality (ADI) No. 7,385.
With the ratification of the Settlement Agreement, the Company will no longer have any obligations to provide additional contributions or guarantees to Eletronuclear, except as described above.
An English-language summary of this agreement is included in Exhibit 4.1 to this Annual Report.

ITEM 10D. Exchange Controls
The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under Brazilian foreign investment legislation, which requires, among other conditions, registration with the Central Bank of Brazil and the CVM. These restrictions may delay, hinder, or prevent the custodian of our preferred shares represented by ADSs, or the holders of such preferred shares, from converting dividends, distributions, or the proceeds from the sale of shares into U.S. dollars and remitting such amounts abroad.
Proceeds from the sale of ADSs by holders outside Brazil are not subject to Brazilian foreign investment controls, and ADS holders are entitled to favorable tax treatment. See “Item 10E—Taxation—Material Brazilian Tax Considerations.”
Securities and other financial assets held by foreign investor under RC No. 13 must observe the requirements set out in “Item 9C. Markets—Investment in our Preferred Shares by Non-Residents of Brazil.”
Registered Capital
Amounts invested in our shares by a non-resident holder who qualifies under RC No. 13 and obtains registration with the CVM, or by the Depositary Bank representing an ADS holder, are eligible for registration with the Central Bank of Brazil. Such registration allows the remittance of foreign currency outside Brazil, converted at the commercial exchange rate, using proceeds from distributions and amounts realized through the disposition of our shares.
The registered capital per share purchased in the form of an ADS or purchased in Brazil and deposited with the Depositary Bank in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a share on the Brazilian stock exchange with the highest trading volume on the day of withdrawal, or (ii) if no shares were traded on that day, the average price on the exchange with the highest trading volume during the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined based on the average commercial market rates quoted by the Central Bank on those dates.
A non-resident holder of shares may experience delays in obtaining registration with the Central Bank, which may delay remittances abroad and adversely affect the amount received in U.S. dollars.
A certificate of registration related to the ADSs has been issued in the name of the Depositary Bank and is maintained by the custodian on its behalf. Pursuant to this certificate, the custodian and the Depositary Bank may convert dividends and other distributions related to the shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil. If an ADS holder exchanges ADSs for shares, the holder may rely on the certificate of registration for five business days following the exchange. After this period, the holder must obtain their own certificate of registration with the Central Bank.
Thereafter, the shareholder may not convert proceeds from the disposition of, or distributions related to, such shares into foreign currency or remit them outside Brazil unless they are qualifying under RC No. 13 or obtain their own certificate of registration. A holder who obtains a certificate of registration or does not qualify under RC No. 13 by registering with the CVM and the Central Bank and appointing a representative in Brazil will be subject to less favorable Brazilian tax treatment than an ADS holder. See “Item 10E—Taxation—Material Brazilian Tax Considerations”.

ITEM 10E. Taxation
Material Brazilian Tax Considerations
The following is a summary of the material Brazilian tax considerations applicable to the acquisition, ownership and disposition of our shares or ADSs by a holder that is not resident in Brazil for Brazilian tax purposes and has registered its investment in such securities with the Central Bank (each, a “Non-Resident Holder”).
This summary does not take into account the effects of any tax treaties or reciprocal tax treatment agreements entered into by Brazil and other countries. It also does not address any tax consequences under tax laws of Brazilian states or municipalities. This discussion is based on representations made by the Depositary Bank and assumes that all obligations under the Deposit Agreement and related documents concerning to our ADSs will be complied with.
Under Brazilian law, foreign investors may invest in Brazilian financial and capital markets, including shares, pursuant to RC No. 13, provided certain requirements are met. The definition of foreign investors includes individuals, legal entities, mutual funds and other collective investment, vehicles domiciled or headquartered abroad. For information, see “Item 9C. Markets—Investment in our Preferred Shares by Non-Residents of Brazil.”
Brazilian Income Tax
Distribution of Dividends
Dividends paid by a Brazilian corporation, such as the Company, to the holder of the ADS (PNC Shares) that is not resident in Brazil for tax purposes (“Non-Resident Holder”) will be subject to the Withholding Income Tax (“WHT”) at 10% rate, as from January 1, 2026, regardless of the amount paid to the Non-Resident Holder, as per Law N. 15,270/2025.
Such law establishes an interrelated transition rule: the WHT withholding will not apply to profits and dividends relating to results calculated up to the 2025 calendar year, provided that: (i) the distribution has been approved by December 31, 2025; (ii) the amounts are enforceable under civil or corporate law, and (iii) distribution follows the terms established in the 2025 corporate approval.
Dividends paid by a Brazilian corporation, such as the Company, to another corporation resident in Brazil for tax purposes are not subject to WHT in Brazil to the extent that such amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to WHT at variable rates, according to the tax legislation applicable to each corresponding year.
Under Law No. 12,973/2014, dividends calculated based on IFRS accounting standards are considered fully exempt. Additionally, the new IBS and CBS taxes are not levied on dividend distributions (Article 6, VI of Supplementary Law No. 214/2025).
Capital Gains
(a)    Sale of ADSs
According to Law No. 10,833, dated December 29, 2003, or Law 10,833, capital gains earned on the disposal of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to a Brazilian resident are subject to taxation in Brazil.
Our understanding is that the ADS do not qualify as assets located in Brazil for the purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market and, therefore, should not be subject to the Brazilian WHT.
However, due to the lack of clarity in law and absence of judicial precedent, we cannot guarantee that Brazilian courts would uphold this interpretation. Even if ADSs were deemed assets located in Brazil, investors domiciled in jurisdictions that are not considered tax haven locations may qualify for an exemption under Article 81 of Law No. 8,981/1995.

If our interpretation is not upheld, Brazilian law contains conflicting provisions regarding the currency used to determine the acquisition cost for capital gains calculations. It is arguable that gains should be calculated as a positive difference between the acquisition cost registered with the Central Bank in foreign currency and the disposal value in the same currency. However, some assessments have adopted Brazilian Reais instead, creating uncertainty.
(b)    Conversion of Shares into ADSs
The deposit of shares in exchange for ADSs may be subject to Brazilian capital gains tax at progressive rates, depending on the amount of the gain:
i.15% on gains up to R$5 million;
ii.17.5% on gains between R$5 million and R$10 million;
iii.20% on gains between R$10 million and R$30 million; and
iv.22.5% on gains exceeding R$30 million, or 25% for investors domiciled in jurisdictions considered "Low or Nil Tax Jurisdictions," as defined below.
Although regulatory guidance is unclear, this taxation arguably does not apply to Non-Resident Holders who qualify under RC No.13 and are not domiciled in Low or Nil Tax Jurisdictions.
(c)    Conversion of ADSs into Shares
There is no clear regulatory guidance, but the exchange of ADSs for shares should not be subject to Brazilian tax, provided that the applicable registration requirements with the Central Bank are properly observed. Upon receipt of the underlying shares, Non-Resident Holders may register the U.S. dollar value of such shares with the Central Bank as a foreign portfolio investment under RC No. 13 (that replaced the Resolution No. 4,373), thereby qualifying for the tax treatment described herein. Alternatively, the holder may register the investment as a foreign direct investment under Law No. 4,131/1962, in which case the sale of such shares would be subject to the tax treatment applicable to unregistered Non-Resident Holder.
(d)    Sale of Common and Preferred Shares in Brazil
In general, and based on our interpretation of applicable law, capital gains assessed on a Non-Resident Holder on the disposition of common shares carried out on a Brazilian stock exchange (which may include transactions carried out on the organized over-the-counter market, or OTC) are:
•exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN RC No. 13 (that replaced the Resolution No. 4,373), or a 4,373 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
•subject to income tax at a rate of 15.0% in the case of gains realized by (1) a Non-Resident Holder that (A) is not a 4,373 Holder and (B) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (2) a Non-Resident Holder that (A) is a 4,373 Holder, and (B) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; or
•subject to income tax at a rate of up to 25.0% in the case of gains realized by a Non-Resident Holder that (1) is not a 4,373 holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder.
The capital gains from the sale or disposition of common and preferred shares not conducted on a Brazilian stock exchange are:
•Subject to income tax at a rate of 15% if realized by a Non-Resident Holder that (i) qualifies as an RC No. 13 Holder and (ii) is not resident or domiciled in a Low or Nil Tax Jurisdiction;

•Subject to progressive income tax rates ranging from 15% to 22.5% if realized by a Non-Resident Holder that (i) (a) is not an RC No. 13 Holder and (b) is not resident or domiciled in a Low or Nil Tax Jurisdiction, or (ii) (a) is an RC No. 13 Holder and (b) is resident or domiciled in a Low or Nil Tax Jurisdiction although alternative interpretations may support the application of the 25% rate in the latter case;
•Subject to income tax at a rate of 25% if realized by a Non-Resident Holder that is not an RC No. 13 Holder and is resident or domiciled in a Low or Nil Tax Jurisdiction.
In the cases above, if the gains arise from transactions conducted in the Brazilian non-organized over-the-counter market with the intermediation of a financial institution, a WHT of 0.005% will apply to positive results exceeding R$20,000 and may be offset against the income tax due on the capital gain.
In the event of a redemption of securities or a capital reduction by a Brazilian corporation, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the redeemed shares is treated as capital gains from a sale not conducted on a Brazilian stock exchange and is subject to the same tax treatment described above.
The exercise of preemptive rights relating to preferred or common shares or ADSs is not subject to Brazilian WHT. However, any gain from the sale or assignment of such rights by the Depositary Bank on behalf of ADS holders is subject to Brazilian income tax under the same rules applicable to the sale or disposal of shares.
Payments of Interest on Shareholders’ Equity
Under Law No. 9,249/1995, Brazilian corporations may distribute interest on shareholders’ equity as an alternative to dividends and treat such payments as deductible expenses for purposes of calculating corporate income tax and social contribution on net profits, provided certain limits are observed.
Such interest is limited to the daily pro rata variation of the TJLP as determined by the Central Bank, multiplied by the net equity of the company, with certain adjustments. The deductible amount cannot exceed the greater of:
•50% of net profit for the period in which the payment is made, after deducting social contribution on net profits but before corporate income tax and interest on shareholders’ equity; or
•50% of the sum of retained earnings and profit reserves as of the beginning of the period in which the payment is made.
Payments of interest on equity related to preferred or common shares made to shareholders who are either Brazilian residents or non-residents, including ADS holders, are subject to Brazilian WHT at a rate of 15%, or 25% for shareholders domiciled in a Low or Nil Tax Jurisdiction. These payments are deductible for tax purposes, provided they are approved by our shareholders.
Discussion on Low or Nil Tax Jurisdictions and Privileged Tax Regimes
Normative Ruling No. 1,037/2020, sets forth (i) the countries and jurisdictions considered Low or Nil Tax Jurisdictions and (ii) the Privileged Tax Regimes as defined below.
Effective as of January 1, 2009, Law No. 11,727/2008 introduced the concept of a Privileged Tax Regime in connection with Brazilian transfer pricing and thin capitalization rules (i.e., cross border interest deductibility). This concept is broader than of Low or Nil Tax Jurisdictions. A jurisdiction is considered a Privileged Tax Regime if it meets any of the following criteria: (i) it does not tax income or taxes income at a maximum rate lower than 20% or 17%, as applicable; (ii) it grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction, or (b) where such is not conducted; (iii) it does not tax income generated abroad, or taxes such income at a maximum rate lower than 20% or 17%, as applicable; or (iv) it restricts the disclosure of ownership of assets rights or limits transparency regarding economic transactions.
Brazilian transfer pricing rules were recently amended by Law No. 14,596/2023 to align with OECD Guidelines, and the minimum tax rate threshold for classifying jurisdictions as Low or Nil Tax Jurisdictions or Privileged Tax Regimes, was reduced from 20% to 17%. Although the concept of Privileged Tax Regimes is primarily applicable to transfer pricing and thin capitalization rules, there is no assurance that Brazilian tax authorities will not apply it to other types of transactions. Prospective investors are advised to consult their own tax advisors periodically to assess the potential tax implications of Law No. 11,727/2008.
Tax on Foreign Exchange and Financial Transactions
Foreign Exchange Transactions (IOF/Exchange)
Under Decree No. 6,306/2007, the conversion of Brazilian currency into foreign currency and vice versa may be subject to the Tax on Foreign Exchange Transactions (IOF/Exchange). Currently, most exchange transactions are subject to IOF/Exchange at 0.38%. However, exchange transactions involving the inflow of funds into Brazil for investments in the financial and capital markets by foreign investors under RC No. 13 are subject to a 0% IOF/Exchange rate. The same IOF/Exchange at a 0% rate applies to the outflow of funds from Brazil related to such investments, including dividend payments, interest on equity, and repatriation of invested capital.
Although the currency IOF/Exchange rates are favorable, the Brazilian government may increase the rate up to a maximum of 25% at any time, with such changes applying only to future transactions.
Tax on Transactions involving Bonds and Securities (IOF/Bonds Tax)
In addition to IOF/Exchange, Brazilian law imposes a Tax on Transactions Involving Bonds and Securities (IOF/Bonds Tax). Currently, the IOF/Bonds Tax rate applicable to transactions involving common or preferred shares is zero. However, as a regulatory tax, the rate may be increased at any time by the Brazilian government - up to 1.5% per day - without the need for legislative approval, and only with respect to future transactions.
Other Relevant Brazilian Taxes
Certain Brazilian states impose inheritance and donation taxes on transfers made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing in those states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of our shares or ADSs.
Material United States Federal Income Tax Consequences
The following discussion summarizes the material U.S. federal income tax consequences of purchasing, holding and disposing of our shares or ADSs for beneficial owners who are U.S. Holders as defined below. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), its legislative history, Treasury Regulations, IRS guidance, and judicial decisions, all as currently in effect and subject to change (possibly retroactively) and differing interpretations.
This discussion does not address all potential U.S. federal income tax consequences and does not cover estate, gift, Medicare, or alternative minimum taxes. It applies only to U.S. Holders who hold our shares or ADSs as capital assets (generally, property held for investment) and does not apply to holders in special tax situations, such as:
•financial institutions or insurance companies;
•tax-exempt organizations;
•broker-dealers;
•traders in securities electing mark-to-market treatment;
•real estate investments trusts, regulated investment companies, partnerships, or grantor trusts;
•investors with a functional currency other than the U.S. dollar;
•U.S. expatriates;
•holders engaged in hedging, straddling, or conversion transactions;
•holders owning, directly or indirectly, 10% or more of the total combined voting power or value of our shares or ADSs.

Except as specifically noted, this discussion assumes we are not a passive foreign investment company (PFIC), for U.S. federal income tax purposes. See “Item 10E. Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company Rules”. This discussion also does not address the indirect consequences to holders of equity interests in entities that own our shares or ADSs.
You should consult your own tax advisor regarding the U.S. federal, state, local, and non-U.S. tax consequences of purchasing, owning, and disposing of our shares or ADSs in your particular circumstances.
You are a U.S. Holder if you are a beneficial owner of shares or ADSs and for U.S. federal income tax purposes, you are:
•an individual who is a citizen or resident of the United States;
•a corporation, or any other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to United States federal income tax regardless of its source; or
•a trust if a court within the United States has primary supervision over its administration and one or more United States persons have authority to control all substantial decisions of the trust.
If a partnership holds shares or ADSs, the tax treatment of a partner generally depends on the partner's status and the activities of the partnership. Prospective investors who are partners in a partnership holding our shares or ADSs should consult their own tax advisors regarding the specific tax consequences of the purchase, ownership, and disposition of the shares or ADSs.
Ownership of ADSs in General
For United States federal income tax purposes, a holder of ADSs is generally treated as the owner of the underlying shares represented by such ADSs. Deposits and withdrawals of shares in exchange for ADSs by a U.S. Holder generally do not result in the realization of gain or loss.
Distributions on Shares or ADSs
The gross amount of any cash or property distributions made with respect to shares or ADSs, before reduction for any Brazilian taxes withheld, will be included in a U.S. Holder's income as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends are not eligible for the dividends received deduction generally available to corporate U.S. Holders.
Subject to applicable limitations, including holding period requirements, dividends paid to non-corporate U.S. Holders may be taxable at a maximum rate of 20.0%. If dividends are paid in Brazilian Reais, the U.S. Holder must include in gross income the U.S. dollar value of Brazilian Reais on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If conversion occurs on the date of receipt, no foreign currency gain or loss is generally recognized.
Dividends will be treated as foreign source of income, for purposes of calculating the foreign tax credit limitation. Subject to certain conditions and limitations, Brazilian tax withheld on dividends may be credited against a U.S. Holder's federal income tax liability. Alternatively, a U.S. Holder may elect to deduct such taxes in computing taxable income. The rules governing foreign tax credits and deductions are complex and have recently been amended, introducing additional requirements and limitations. U.S. Holders should consult their own tax advisors regarding the applicability of these rules.
Sale, Exchange, or other Taxable Disposition of Shares or ADSs
A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, or other taxable disposition of shares or ADSs, measured by the difference between the U.S. dollar value of the amount realized and the adjusted tax basis in the shares or ADSs. Gains or losses will be long-term if the shares or ADSs have been held for more than one year. Long-term capital gains of certain U.S. Holders (including individuals) are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations under the Code.

If Brazilian tax is withheld on the sale or disposition of shares or ADSs, the amount realized includes the gross proceeds before deduction of Brazilian tax. Any gain or loss will generally be treated as U.S. source income or loss for foreign tax credit purposes. In cases where Brazilian tax is imposed on the gain (e.g., on a deposit in exchange for an ADS or share not registered under RC No. 13), the U.S. Holder may not be able to claim a foreign tax credit for such tax. Given the complexity and recent changes to the foreign tax credit rules, U.S. Holders should consult their tax advisors regarding whether a deduction may be taken in lieu of a credit.
Passive Foreign Investment Company Rules
In general, a non-U.S. corporation is a PFIC with respect to a U.S. Holder if, for any taxable year during which the U.S. Holder owns stock in the corporation, either (i) at least 75% of the corporation's gross income is passive income, or (ii) at least 50% of the average quarterly value of its assets produce or are held for the production of passive income. Passive income generally includes, among other items, dividends, interest, rents, royalties, and gains from the disposition of investment assets, subject to certain exceptions.
Based on the nature of our current and projected income, assets, and activities, we do not believe that our shares or ADSs were, for the preceding taxable year, nor do we expect them to be, shares of a PFIC for U.S. federal income tax purposes. However, PFIC status is determined annually and is a factual determination that may change. These determinations depend on the nature of our income and assets, as well as factors outside our control, such as the market value of our shares and ADSs, and involve complex tax rules, Therefore, no assurance can be given that we will not be considered a PFIC for the current or any past or future taxable year.
If we are treated as a PFIC for any taxable year during which you are a U.S. Holder, various adverse tax consequences may apply. Gains from the sale or other disposition of shares or ADSs and certain distributions may be taxed at higher rates and subject to interest charges. Specifically, gain recognized on the sale or disposition of shares or ADSs would be allocated over your holding period, with amounts allocated to the year of sale or disposition and any year before we became a PFIC taxed as ordinary income. Amounts allocated to other years would be taxed at the highest applicable rate, and an interest charge would apply as if the tax had due in those years.
Additionally, distributions in excess of 125% of the average annual distributions received during the preceding three years (or, your holding period, if shorter) would be subject to similar treatment. Certain elections, such as a mark-to-market election may be available to mitigate these adverse consequences. In any case, PFIC status would result in additional U.S. tax reporting obligations.
Backup Withholding and Information Reporting
In general, dividends paid on our shares or ADSs, and proceeds from the sale, exchange, or other disposition of shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder, are subject to information reporting and may be subject to backup withholding unless the holder: (i) establishes, if required, that it is an exempt recipient; or (ii) provides correct taxpayer identification number and certifies that it is a U.S. person and has not lost its exemption from backup withholding.
Amounts withheld under these rules may be credited against your U.S. federal income tax liability or refunded to the extent they exceed your tax liability, provided the required information is furnished to the IRS.
You should consult your own tax advisor regarding any U.S. reporting obligations that may arise from your ownership or disposition of shares or ADSs, as penalties for non-compliance can be significant.

ITEM 10F.   Dividends and Paying Agents
Not applicable.

ITEM 10G.   Statement by Experts
Not applicable.

ITEM 10H.   Documents on Display
We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including Annual Reports on Form 20-F and reports on Form 6-K. These reports and other information may be inspected and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. For further information, you may contact the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website that contains filings, reports and other information regarding issuers file electronically with the SEC. The address of that website is http://www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from certain requirements, including the rules governing the furnishing and content of proxy statements. Additionally, members of our Board of Directors, Board of Executive Officers, and our principal shareholders are exempt from the reporting obligations and short-swing profit recovery provisions under Section 16 of the Exchange Act. Furthermore, we are not required to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We also file periodic reports and consolidated financial statements with the CVM, located at Rua Sete de Setembro, 111, Rio de Janeiro, RJ, CEP 20159-900, Brazil. These documents are available at https://www.gov.br/cvm/pt-br.

ITEM 10I.   Subsidiary Information
Not applicable.

ITEM 10J.   Annual Report to Security Holders
Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The risks inherent in our market-sensitive instruments are primarily related to potential losses arising from adverse changes in interest rates. We are exposed to market risk resulting from fluctuations in interest rates, which may affect the cost of our financing. Additionally, we are subject to equity market volatility due to our investments in affiliates and other investments measured at fair value. See Note 37.4 to our Consolidated Financial Statements.
Interest Rate Risks
As of December 31, 2025, our total indebtedness was R$74.3 billion, of which 89.4% (R$66.5 billion), was related to variable interest rates. Our debt is primarily indexed to the following interest rates: (i) CDI/SELIC (57.2% of total indebtedness); (ii) IPCA (28.3% of total indebtedness); and (iii) TJLP (3.9% of total indebtedness).
As of December 31, 2024, our total indebtedness was R$75.6 billion, of which 97.4% (R$73.6 billion) was related to variable interest rates. Our debt is primarily indexed to the following interest rates: (i) CDI/SELIC (58.9% of total indebtedness); (ii) IPCA (34.7% of total indebtedness); and (iii) TJLP (3.8% of total indebtedness).

As of December 31, 2023, our total indebtedness was R$59.5 billion, of which 96.3%, or R$57.3 billion, was related to variable interest rates. Our debt is mainly indexed to the following interest rates: (i) CDI/SELIC (46.2% of our indebtedness); (ii) IPCA (44.3% of our indebtedness) and (iii) TJLP (5.8% of our indebtedness).
We monitor our exposure to floating interest rates and, when necessary, enter into derivative contracts to mitigate this exposure in accordance with our financial hedge policy. See “Item 3D. Key Information—Risk Factors—Risks Relating to Brazil—The volatility of the Brazilian real and of the inflation rates may impact our operations and cash flows.”
Exchange Rate Risk
Our liabilities denominated in foreign currencies expose us to exchange rate risk. Since April 2023, we have entered into:
i. Currency swaps related to outstanding bonds totaling US$500 million and US$750 million, maturing in 2025 and 2030, and US$750 million, maturing in 2035, respectively. These swaps mitigate our foreign exchange exposure by converting U.S. dollar-denominated debt payments into Brazilian reais and linking our liabilities to the variable interest rate curve in Brazilian Reais (CDI).
ii.A derivative contract related to an outstanding debt with KfW, with a notional value of US$46 million, also linked to CDI.
iii.Derivative contracts related to an outstanding debt with Citibank, Bank of America, JP Morgan, Scotiabank and Crédit Agricole with a notional value of US$86.5 million, EUR62.6 million, US$64 million, US$140 million and US$38.5 million, respectively, also linked to CDI.
As of December 31, 2025, considering the hedge instruments in place, our foreign currency amounts to R$197.4 million.
These instruments effectively hedge the majority of our euro and dollar-denominated liabilities, eliminating currency volatility by offsetting the behavior of the debt through the active leg of the swap, regardless of current or future exchange rates.
As of December 31, 2025, 17.8% (R$13.3 billion) of our total consolidated indebtedness of R$74.3 billion was denominated in foreign currencies, with 16.7% denominated in U.S. dollars.
As of December 31, 2024, 22.2% (R$16.8 billion) of our total consolidated indebtedness of R$75.6 billion was denominated in foreign currencies, with 21.2% denominated in U.S. dollars.
As of December 31, 2023, 11.6% (R$6.9 billion) of our total consolidated indebtedness of R$59.5 billion was denominated in foreign currencies, with 11.3% denominated in U.S. dollars.
Financial Policy
With the objective of establishing clear guidelines and limits for the execution of AXIA Energia's financial management processes, and aiming to define the risks associated with financial operations while mitigating exposure to market variables that impact our assets and liabilities, we have adopted a comprehensive Financial Policy.
AXIA Energia's Financial Policy governs the allocation and management of available funds, financial investments, and derivative instruments. It outlines the underlying principles, criteria, and delegation limits, and was approved by our Board of Directors on September 18, 2025.
The investment profile adopted by AXIA Energia reflects a conservative and low-risk management approach, prioritizing the liquidity required to meet operational, legal, and financial obligations. The pursuit of profitability is conducted without compromising the security of invested resources or the Company’s ability to meet its financial commitments.
Derivative transactions are undertaken with the primary objective of mitigating the impact of financial variables—such as exchange rates, interest rates, indices, and commodities—on the Company’s economic and/or financial results.

These operations are executed in a timely manner to ensure that the hedging strategies employed are effective in reducing exposure. In line with our financial hedge policy, we continuously assess the risks associated with floating interest rates to determine the need for new hedging transactions. As of the date of this Annual Report, all foreign currency borrowings contracted after 2023 have been hedged for currency and interest rate exposure, with the exception of the U.S. dollar-denominated financing with KfW, which remains unhedged.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
ITEM 12A. Debt Securities
Not applicable.

ITEM 12B. Warrants and Rights
Not applicable.

ITEM 12C. Other Securities
Not applicable.

ITEM 12D. American Depositary Shares
Fees payable by the holders of our ADSs
As resolved at the meeting of our Board of Directors held on June 30, 2017, and approved by the CVM through Official Letter 483/2017/CVM/SER/GER-2, and filed with the SEC on August 18, 2017 (i) for PNB1 shares, on Form F-6 Registration Statement No. 333-219599 and (ii) for common shares, on Form F-6 Registration Statement No. 333-219600, the provision of Depositary Bank services for our ADSs traded on the NYSE will be made by Citibank, N.A. for both our common and PNB1 shares. On August 17, 2022, we renewed the contract with Citibank, N.A. to act as Depositary for our PNB1 ADSs traded on the NYSE. Citibank, N.A., is also the Depositary Bank for our PNC shares (see the Form F-6 Registration Statement filed with the SEC on December 2, 2025 (File No. 333-291898). ADS holders are required to pay various fees to the Depositary Bank, and the Depositary Bank may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.
ADR holders are required to pay the Depositary Bank amounts in respect of expenses incurred by the Depositary Bank or its agents on behalf of ADR holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the Depositary Bank may decide, at its sole discretion, to seek payment either by billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADR holders are also required to pay additional fees for certain services provided by the Depositary Bank, as set out in the table below:

Depositary Action	Associated Fee
Issuance of ADS upon deposit of shares, upon a change in the ADS to Share ratio, or for any other reason, excluding issuances as a result of distributions described in the following item below	Up to US$5.00 per 100 ADS (or fraction thereof) issued

Distribution of securities other than ADS or rights to purchase additional ADS	Up to US$5.00 per 100 ADS (or fraction thereof) held

Distribution of cash dividends or other cash distributions	Up to US$5.00 per 100 ADS (or fraction thereof) held

Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to US$5.00 per 100 ADS (or fraction thereof) held

Cancellation of ADS	Up to US$5.00 per 100 ADS (or fraction thereof) cancelled

ADS Services	Up to US$5.00 per 100 ADS (or fraction thereof) held on the then applicable record date(s) established by the Depositary Bank

Depositary Reimbursements
In accordance with the deposit agreement between the Depositary Bank and us, the Depositary Bank reimburses us for certain expenses we incur in connection with the ADR programs and other related expenses, subject to a ceiling agreed upon between both of us from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of materials to ADR holders. The Depositary Bank has also agreed to make an additional annual reimbursement based on the issuance and cancellation fees, dividend fees and Depositary Bank service fees charged by the Depositary to our ADS holders. Accordingly, for the year ended December 31, 2025, the Depositary Bank reimbursed us US$1.6 million.
The Depositary Bank may deduct applicable Depositary Bank's fees and charges from the funds being distributed in the case of cash distributions. For distributions other than cash, the Depositary Bank will invoice applicable holders for the amount of the relevant Depositary Bank's fees.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
(a)    Disclosure Controls and Procedures
We carried out an evaluation under the supervision of, and with the participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15e, as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.
As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the design and operation of our disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose in the reports that we file or submit under the Exchange Act is being recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and is compiled and reported to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding any required disclosure.
(b)    Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of our management and Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.
Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria described in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our internal control over financial reporting was effective.

(c)    Attestation report of the registered public accounting firm
The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by PwC, our independent registered public accounting firm. Their audit report is included in our Consolidated Financial Statements, included in this Form 20-F.
(d)    Changes in internal control over financial reporting
There was no change in our internal control over financial reporting during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED] OTHERS ASPECTS
ITEM 16A. Audit Committee Financial Expert
Our Board of Directors has determined that Mr. Luiz Carlos Nannini (an external member and coordinator of our Audit and Risks Committee) qualifies as an audit committee financial experts as defined by current SEC rules and meets the independence requirements of both the SEC and the NYSE listing standards. For a discussion of the role of our Audit and Risks Committee, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Committees—Audit and Risks Committee.”

ITEM 16B. Code of Conduct
We have a Code of Conduct, the main document guiding ethical, honest and transparent conduct at our Company, applicable to our employees. The guidelines of the Code of Conduct are also intended for all stakeholders who have some form of relationship with or represent us. Accordingly, our suppliers, service providers, and other partners will have specific clauses in their contracts, partnerships, agreements, terms, or shareholders’ agreements, depending on the business carried out, in which they undertake to observe, where applicable, the Code of Conduct and our Compliance Program.
Reading and assimilating the Code of Conduct is the duty of everyone involved in the activities of our companies. Each new version of the Code of Conduct is made available to each member of our workforce, and signed term of acceptance is required. We also require our third-party suppliers and service providers to adhere, to the extent, applicable to our Code of Conduct in our agreements with them.
The current version of our Code of Conduct was approved through Board of Directors Resolution No. 299 dated June 4, 2024. Developed by an internal multidisciplinary team to position us to face new challenges, the Code of Conduct reiterates our commitment to compliance with: (i) local legislation in the countries where we operate; (ii) Brazilian constitutional principles; and (iii) international treaties to which Brazil is a signatory, by adopting guidelines that meet regulations related to ethics and integrity.
We adhere to the following organizational values: life first, our energy comes from people, integrity always, innovate to generate value, and our excellence makes a difference. These are supported by the following ethical principles: human dignity and respect for people, professionalism, compliance, integrity, transparency, and sustainability.
The Code of Conduct expresses our identity as a Company and sets out the ethical principles and commitments in alignment with our four key pillars: People, Planet, Governance, and Prosperity:
People
•Adopting best practices to ensure the protection of workers in our supply chain, including a strengthened commitment to the United Nations Guiding Principles on Business and Human Rights;
•Combating discrimination;
•Reinforcing a robust health and safety culture;
•Promoting greater accessibility within the workplace;

•Investing in the development and recognition of our employees; and
•Protecting our reputation and the reputation of our employees.
Planet
•Promoting environmental education and awareness among our employees and stakeholders;
•Taking a proactive role in environmental conservation (protecting biodiversity and historical and natural heritage) and sustainable development;
•Reducing our impact on the environment and its communities; and
•Promoting actions aimed at conserving ecosystems.
Governance
•Adopting a zero-tolerance policy and best practices to prevent fraud and corruption;
•Ensuring the protection of information in respect of personal and Company data; and
•Preventing conflicts of interest.
Prosperity
•Investing in value creation, with a commitment to generating value in our operations, focusing on operational and economic efficiency and the creation of social value;
•Innovating in the energy sector, establishing a commitment to innovation and the transformation of business models to create shared value, including investments in sustainable infrastructure, energy and technology, through scientific research, development, and innovation and digital transformation.
Our Code of Conduct is available on our website (https://www.axia.com.br/en/esg/compliance-program), and periodically posted on social networks, in accordance with our Communication Plan. Information on the Code of Conduct is reinforced to suppliers in training sessions held in partnership with the contracting area, and emails are also sent to them and to our business partners. Our Code of Conduct or other contents from our website are not incorporated by reference into this Annual Report.
Following the internalization of an ethical culture, in addition to annual training that addresses the themes contained in the Code and awareness-raising actions through the dissemination of booklets and educational videos, we held the annual event “Compliance Week.” In 2025, we gathered Compliance, Risk, and Information Security areas, with hybrid lectures and innovative activities such as the Compliance Challenge: Overcoming Risks – a game featuring compliance riddles and puzzles to be solved within a set time. The event was attended by almost 3,160 employees across the states where we operate. Since 2020, the event has been held jointly by our companies, in an online format.
Through the Whistleblowing Platform, launched in 2017, anyone can report violations or suspected violations of the Code of Conduct of our companies, the Corporate Compliance Program, and anti-corruption laws through a centralized unified channel operated by an external, independent and specialized third party. The anonymity and confidentiality of complaints are ensured, as well as non-retaliation against the whistleblower as stated in the Code of Conduct.
Over the last three years, 1,047 complaints were received through our Whistleblowing Platform (345 in 2023, 408 in 2024 and 780 in 2025). In 2025, 594 of the 780 complaints received were concluded as of December 31, 2025.

ITEM 16C. Principal Accountant Fees and Services
The following table sets forth by category of service the total fees for services provided to us by PwC during the years ended December 31, 2025, and 2024.

	2025	2024
	(R$)
Audit Fees	25,376,003.90	30,134,879.79
Audit-Related Fees	577,177.50	—
Tax Fees	—	—
All Other Fees	464,557.50	—
Total	26,417,738.90	30,134,879.79

Audit-related fees consist substantially of services related to agreed‑upon procedures in connection with regulatory and compliance filings. All other fees primarily relate to services associated with sustainability reporting.
The principal accountant services provided to us during the years ended December 31, 2025, and 2024 were regular independent audit services on the individual and consolidated financial statements, prepared in accordance with the accounting practices adopted in Brazil, as established by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis) and IFRS Accounting Standards.
Statutory Audit and Risks Committee Pre-Approval Policies and Procedures
The Statutory Audit and Risks Committee provides support to the Board of Directors in the hiring, replacement, and determination of compensation for the entity that provides independent audit services to us and our subsidiaries. The engagement of an independent auditor for non-audit services is subject to prior approval by the Statutory Audit and Risks Committee to ensure compliance with independence rules, as well as ratification by the Vice President of Finance and Investor Relations. For more information regarding our Board of Directors and Statutory Audit and Risks Committee, see “Item 6C. Directors, Senior Management and Employees—Board Practices.”

ITEM 16D. Exemption from the Listing Standards for Audit Committees
We are eligible to rely on, and choose to rely on, the exemption provided under Rule 10A-3(c)(3) of the Securities Exchange Act, which grants a general exemption for foreign private issuers from the requirements of Rule 10A-3(b)(1)-(5), subject to certain conditions.
Under Rule 10A-3(c)(3) of the Exchange Act, considering that (i) our Bylaws expressly require that our Statutory Audit and Risks Committee comply with applicable Brazilian laws, including the rules of the CVM and any other relevant Brazilian legislation; and (ii) SEC’s interpretive letter issued on November 8, 2018, we are exempt from the audit committee requirements set forth in Rule 10A-3(b)(1)-(5).
Due to its composition, our Statutory Audit and Risks Committee is not equivalent to, or comparable with, a U.S. audit committee. Pursuant to Rule 10A-3(c)(3), which provides an exemption under SEC rules regarding audit committees of listed companies, a foreign private issuer is not required to have an audit committee equivalent to a U.S. audit committee if the issuer has a body established and selected pursuant to home country legal or listing provisions that expressly require or permit such a body, and if the body meets the following requirements: (i) it is separate from the full board; (ii) its members are not elected by management; (iii) no executive officer is a member of the body; and (iv) home country legal or listing provisions set forth standards for the independence of its members.
Given that our Statutory Audit and Risks No.23/2021, we understand that it complies with these requirements, and we rely on the exemption provided by Rule 10A-3(c)(3) under the Exchange Act.
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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections
Not applicable.

ITEM 16J. Insider Trading Policies
We have adopted a Policy for Disclosure of Material Information and Trading of Securities of our Companies and certain provisions in our Code of Conduct, both of which govern the purchase, sale, and other dispositions of our securities by:
•any person who trades securities while in possession of material information not yet disclosed;
•controlling shareholders, whether direct or indirect, officers, members of our Board of Directors and members of our Fiscal Council, and ourselves, in relation to transactions involving securities issued by us; and
•anyone who has business, professional, or trust-based relationships with us, such as independent auditors and consultants who, by virtue of their relationship with us, have access to material information not yet disclosed.
Such policies and procedures have been reasonably designed to promote compliance with applicable laws. Copies of the Code of Conduct and Policy for Disclosure of Material Information and Trading of Securities of our Companies are set forth herein as Exhibits 11.1 and 11.2, respectively.

ITEM 16K. Cybersecurity
Our business processes and operations depend significantly on the implementation and maintenance of technology infrastructure and data systems, as well as telecommunication services, both for our corporate and operational segments. On the corporate side, we are heavily dependent on the enterprise resource planning system and other interconnected systems, as well as the network and cloud infrastructure. On the operational side, we rely strongly on systems responsible for monitoring and operating our industrial environment, as well as the infrastructure of the operation centers and equipment that are part of the data transmission and reception systems connected to the ONS operating environments or to other agents’ operation centers.
We have adopted various measures to actively monitor our networks, systems, and technology assets to map cybersecurity-related risks, such as recurring penetration tests, an endpoint and network detection and response platform, security information and event management and threat intelligence. We have also implemented measures to mitigate and prevent events that may compromise the availability, integrity and confidentiality of information and systems, or that may cause damage, data loss, financial loss, service interruptions, undue dissemination of information, or harm to our reputation. Each year, we engage an accounting firm to carry out an assessment and issue a report detailing the level of risk related to our information security activities.
We have a cyber incident management process that defines criteria and recommends techniques and tools to detect and monitor cyber threats. Our cyber crisis management guidelines establish procedures to be followed in the event of cyber incidents or crises, specifying the responsibilities of each team involved. These guidelines are part of our general information security policy, approved by our Executive Directors. We have a Chief Information Security Officer (CISO) who is one of the Company's Executive Directors and manages the implementation of our information security plan based on standards of the National Institute of Standards and Technology, across all subsidiaries, along with several complementary regulations applicable to our group. The CISO is responsible for all information security areas and reports directly to the other Executive Directors, the Board of Directors and the Audit and Risks Committee.
In addition, we have developed a personal data privacy program, phishing prevention program, cyber incident response program, third-party risk monitoring, and a business continuity plan. We also maintain a security operations center to monitor vulnerabilities and handle incidents. Recently, we launched a project to improve cybersecurity in the operational technology environment, in line with the Operation Procedure Manual - Operational Routine (RO-CB.BR.01) of the ONS. Training and further qualifications on this subject are routinely carried out at the Corporate University of our companies.
These initiatives aim to mitigate risks and strengthen information security management by establishing internal guidelines, acquiring tools and services, improving procedures, conducting awareness campaigns and training, reducing vulnerabilities, and enabling more effective and timely detection of incidents. We have secured cybersecurity insurance policies for projects and commitments with third-party vendors, who must comply with our security requirements.
We assess third-party risk in all technology-related contracts, based on three criteria: access to our network, physical connections, or receipt of sensitive data. Suppliers undergo additional screening and are classified into risk levels (low, medium, high, or critical). For high or critical risk suppliers, we implement specific action plans and conduct intrusion testing.
As of the date of this Annual Report, and over the past three years, we have not identified any cybersecurity incidents that would have materially affected us, our business strategy, results of operations, or financial condition. However, we cannot guarantee that such incidents will not occur in the future and adversely affect our operations. Our business, results of operations, and financial condition may be adversely affected if any past or current vulnerabilities - known or unknown to us - become the target of unauthorized access or intrusion, or evolve into security breaches and other incidents, including those resulting from third-party actions, employee or contractor error, nation-state malfeasance, malware, phishing, computer hackers, system errors, software bugs or defects, process failures, or other causes.

PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS
Please see our consolidated financial statements beginning on page F-1. In 2023, 2024 and 2025, none of our affiliated entities was a significant entity under Rule 3-09 of Regulation S-X.

ITEM 19. EXHIBITS

1.1	Bylaws of AXIA Energia S.A. (English translation), as amended on April 15, 2026 (incorporated herein by reference to our Form 6-K/A filed on April 24, 2026, File No. 001-34129.)

2.1
Second Amended and Restated Deposit Agreement dated as of August 18, 2017 between AXIA Energia S.A. and Citibank, N.A., incorporated herein by reference from our Form F-6, filed on August 1, 2017, as amended on May 26, 2022,File No. 333-219600 (Common Shares).

2.2
Second Amended and Restated Deposit Agreement between AXIA Energia S.A. and Citibank, N.A., incorporated herein by reference from our Form F-6, filed on August 1, 2017, as amended on May 26, 2022 File No. 333-219599 (Class "B1" Preferred Shares).

2.4	Description of the rights of each class of securities registered under Section 12 of the Exchange Act

2.5
Deposit Agreement between AXIA Energia S.A. and Citibank, N.A., incorporated herein by reference from our Form F-6, filed on December 2, 2025 and amended on December 19, 2025, File No. 333-291898 (Class "C" Preferred Shares).

4.1
English language summary of the Eletronuclear Investment Agreement entered into between us and ENBPar on April 22, 2022 (incorporated herein by reference from our Form 20-F, filed on April 25, 2024, File No. 001-34129).

4.2
English language summary of the Settlement Agreement entered into between us and the Brazilian Government on March 26, 2025 (incorporated herein by reference from our Form 20-F, filed on April 24, 2025, File No. 001-34129).

4.3
Instruments defining rights of holders of long‑term debt; the total amount of long‑term debt under any one instrument does not exceed 10% of total consolidated assets. The registrant agrees to furnish a copy of any such instrument to the SEC upon request.

8.1	List of direct subsidiaries.

11.1	Code of Conduct of AXIA Energia (Código de Conduta da AXIA Energia) (incorporated herein by reference from our Form 6-K/A, filed on April 24, 2026, File No. 001-34129).

11.2
Policy for Disclosure of Material Information and Trading of Securities of AXIA Energia S.A. Companies’ (Política de Divulgação de Informações Relevantes e de Negociação de Valores Mobiliários das Empresas AXIA Energia) (incorporated herein by reference from our Form 6-K/A, filed on April 24, 2026, File No. 001-34129).

11.3	Management Compensation Policy (Política de Remuneração da Administração), dated October 23, 2025 (incorporated herein by reference from our Form 6-K/A, filed on April 24, 2026, File No. 001-34129).

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 906 Certification of Chief Executive Officer.

13.2	Section 906 Certification of Chief Financial Officer.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Schema Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.0	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 24, 2026

AXIA Energia S.A.

	By:	/s/ Ivan de Souza Monteiro
		Name:	Ivan de Souza Monteiro
		Title:	Chief Executive Officer

	By:	/s/ Eduardo Haiama
		Name:	Eduardo Haiama
		Title:	Chief Financial and Investor Relations Officer

AXIA Energia S.A.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024, and for each of the years in the three-year period ended December 31, 2025.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of AXIA Energia S.A. (formerly known as Centrais Elétricas Brasileiras S.A. - Eletrobras)

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of AXIA Energia S.A. (formerly known as Centrais Elétricas Brasileiras S.A. - Eletrobras) and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15b. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Contractual transmission assets - Measurement
As described in Note 10 to the consolidated financial statements, the Company's consolidated contractual transmission assets balances were R$ 64,260 million at December 31, 2025. The measurement of these assets is based on significant judgment for the determination of the implicit interest rate that represents the financial income component embedded in the future cash flows to be received and projected profit margins for the performance obligations, as well as the application of assumptions related to the Annual Allowable Revenue in the contracts and the projected residual value, when contractually provided.
The principal considerations for our determination that performing procedures relating to the contractual transmission assets is a critical audit matter are (i) the significant judgments by management when measuring such assets; and (ii) a high degree of auditor judgment, and effort in performing audit procedures and evaluating management's projections and significant assumptions, which includes the determination of the implicit interest rate.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, testing the effectiveness of controls relating to measurement of the contractual transmission assets; evaluating the appropriateness of the implicit interest rate used and the profit margin; testing the completeness, accuracy, and relevance of underlying data used in the cash flows; and evaluating the significant assumptions used by management, including the remuneration rate, the projected contract margins, the Annual Allowable Revenue established in the contracts, as well as defined by the periodic reviews from the regulator and the projected residual value, when contractually provided.

Deferred income tax and social contribution
As described in Note 12 to the consolidated financial statements, as of December 31, 2025, the Company has R$ 15,078 million of net deferred tax assets, inclusive of tax loss carryforwards and temporary differences. In management’s judgment, positive evidence exists with a magnitude and duration sufficient to result in a conclusion that it is more likely than not that the Company’s deferred tax assets will be realized. As disclosed by management, the recognition of deferred tax assets requires judgment in assessing future taxable profitability, including projections of future energy prices and financial leverage levels that impact net financial results. However, in assessing the Company’s ability to utilize its net deferred tax assets, management also considered other objectively verifiable information, including the transmission and power generation concession agreements, which have long term expiration dates.
The principal considerations for our determination that performing procedures relating to the recoverability of deferred tax assets related to loss carryforwards and temporary differences is a critical audit matter are (i) the significant judgment and assumptions made by management in determining whether the deferred tax assets are more likely than not to be realized in the future; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management’s assessment of the realizability of the deferred tax assets; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the realizability of deferred tax assets, including controls over projections of future profitability. These procedures also included, among others (i) evaluating the evidences available to support management’s assessment of the realizability of deferred tax assets; (ii) testing the completeness and accuracy of underlying data used in management’s assessment; (iii) the involvement of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management’s projections of future taxable profitability; and (iv) the involvement of professionals with specialized skill and knowledge to assist in evaluating the tax balances subject to recognition. Evaluating the reasonableness of management’s projections of future taxable profitability involved considering (i) the current and past performance of the business; (ii) the consistency of the assumptions used with external market and industry data and/or with underlying supports; (iii) whether generation and transmission contracts were limited to the concessions expiration dates; (iv) the consistency with projections approved by the Board of Directors; and (v) the consistency with evidence obtained in other areas of the audit.

Business combination – Acquisition of hydroelectric plant Colíder (“UHE Colíder”)
As described in Note 16.1.2 to the consolidated financial statements, in May, 2025, the Company completed the acquisition of UHE Colíder for a consideration transferred of R$ 1,316 million. The fair value of the consideration transferred was estimated by management using the income approach, based on discounted future cash flows. Management’s cash flow projections for the business acquired included significant judgments and assumptions, including projected revenue and discount rate.
The principal considerations for our determination that performing procedures relating to the business combination of UHE Colíder is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the consideration transferred; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge related to business valuation, discounted cash flows and respective discount rate.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the mentioned business combination, including controls over management’s valuation of the net assets acquired. These procedures also included, among others (i) reading the related sale and purchase agreement; (ii) testing management’s process for developing the fair value estimate; (iii) evaluating the appropriateness of the income approach, based on discounted cash flows used by management; (iv) testing the completeness and accuracy of the underlying data used in the discounted cash flows; and (v) evaluating the reasonableness of the significant assumptions used by management related to revenue and discount rate. Evaluating management’s assumptions related to revenue involved considering (i) the current and past performance of the businesses involved in the transactions; (ii) the consistency with external market and industry data and/or with underlying supports; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flows utilized; and (ii) the reasonableness of the discount rate assumption applied.

Litigation Contingencies

As described in Note 27 to the consolidated financial statements, the Company recognizes liabilities in the consolidated financial statements in total amount of R$ 19,908 million for the resolution of pending litigation when management determines that a loss is probable and the amount of the loss can be reliably estimated for all litigation contingencies, including civil claims related to the compulsory loans contingency, which amounted to R$ 11,058 million. No liability for an estimated loss is accrued in the consolidated financial statements for contingent liabilities when, after assessing information available, (i) management concludes that it is not probable that cash outflow will occur in any of the pending litigation; or (ii) management is unable to reliably estimate the loss for any of the pending matters. In addition, the provision for compulsory loans involves significant judgement related to the determination of: (i) the principal amounts of loans resulting from inflation adjustment criteria; (ii) remuneratory interest rate used; and (iii) late-payment interest’s computation. The Company also discloses the contingencies in circumstances where management concludes that no loss is probable or reliably estimable, but it is possible that a loss may be incurred.
The principal considerations for our determination that performing procedures relating to litigation contingencies is a critical audit matter are (i) the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reliable estimate of the loss can be made, including the use of specialists, and (ii) a high degree of auditor judgment and effort in evaluating management's assessment of the loss contingencies associated with litigation claims, including significant judgments related to determination of: (i) principal amounts of loans resulting from the inflation adjustment criteria; (ii) remuneratory interest rate used; and (iii) late-payment interest’s computation.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing the effectiveness of controls relating to management’s evaluation of the litigation contingencies, obtaining and evaluating the legal confirmations obtained from internal and external lawyers, evaluating the reasonableness of management's assessment regarding whether an unfavorable outcome is reasonably possible or probable and reliably estimable, and evaluating the appropriateness of the Company's litigation contingency disclosures. Specifically, for the compulsory loans liabilities and contingencies, the audit procedures performed also included testing the reasonableness of the estimated cash outflow amounts, including the assessment of criteria for monetary corrections and interests accrued.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.
Rio de Janeiro, Brazil
April 24, 2026
We have served as the Company's auditor since 2019.

AXIA Energia S.A. (formerly known as Centrais Elétricas Brasileiras S.A. - Eletrobras)
CONSOLIDATED BALANCE SHEETS ON DECEMBER 31, 2025, AND 2024
(in thousands of BRL)

ASSETS	NOTE	12/31/2025	12/31/2024

CURRENT
Cash and cash equivalents	6	16,417,860	26,572,522
Restricted cash	7	660,259	508,734
Marketable securities	8	11,133,842	8,951,838
Accounts Receivable, net	9	5,575,589	5,911,477
Contractual transmission assets	10	10,693,181	10,539,570
Taxes and contributions	11	2,766,765	2,831,414
Loans, financing and debentures	13	10,625	475,459
Reimbursement rights	14	752,496	893,254
Dividends and interest receivable	15	470,142	721,683
Derivative financial instruments	37	64,334	692,660
Others		2,473,062	1,850,389
		51,018,155	59,949,000

Assets held for sale	39	1,072,431	4,502,102
		52,090,586	64,451,102

NON-CURRENT
Restricted cash	7	3,436,804	3,170,749
Marketable Securities	8	722,673	433,341
Accounts Receivable, net	9	522,859	602,411
Contractual transmission assets	10	53,567,662	56,848,086
Taxes and contributions	11	3,178,769	2,715,445
Deferred Income tax and social contribution	12	17,499,833	5,673,011
Loans, financing and debentures	13	180,568	163,140
Reimbursement rights	14	2,176	720,081
Judicial deposits		5,762,270	5,190,344
Derivative financial instruments	37	1,072,386	1,544,095
Others		846,940	1,645,570
		86,792,940	78,706,273

INVESTMENTS
Equity method investments	16	23,322,816	30,727,405
Measured at fair value	16	1,175,539	861,234
Other investments		18,830	97,987
		24,517,185	31,686,626

PROPERTY, PLANT AND EQUIPMENT	17	39,659,177	36,854,056

INTANGIBLE ASSETS	18	76,625,705	78,173,273

		227,595,007	225,420,228

TOTAL ASSETS		279,685,593	289,871,330

AXIA Energia S.A. (formerly known as Centrais Elétricas Brasileiras S.A. - Eletrobras)
CONSOLIDATED BALANCE SHEETS ON DECEMBER 31, 2025, AND 2024
(in thousands of BRL)

LIABILITIES AND EQUITY	NOTE	12/31/2025	12/31/2024

CURRENT
Suppliers	20	3,916,279	2,756,329
Regulatory fees	21	886,565	820,067
Provision for onerous contracts	22	113,944	62,711
Leases		72,981	26,861
Payroll	23	1,060,856	1,065,114
Post-employment benefit	23	303,832	289,840
Taxes and contributions	11	1,021,353	1,146,169
Loans, financing and debentures	24	13,204,167	12,809,872
Obligations of Law No. 14,182/2021	25	3,738,498	2,916,199
RGR returns	26	695,705	492,276
Judicial settlements	27	1,073,452	1,105,534
Provisions for Litigation	27	666,092	1,791,088
Compulsory loan	28	1,406,460	1,326,925
Shareholder remuneration	29	136,124	2,490,668
Derivative financial instruments	37	1,651,632	1,175,652
Others		1,030,460	1,160,611
		30,978,400	31,435,916

Liabilities associated with assets held for sale		—	194,454
		30,978,400	31,630,370

NON-CURRENT
Regulatory fees	21	688,574	942,348
Provision for onerous contracts	22	282,371	621,725
Leases		415,625	155,722
Concessions payable - use of public property		589,412	543,867
Post-employment benefit	23	3,276,459	3,416,381
Taxes and contributions	11	198,782	372,488
Deferred income tax and social contribution	12	2,421,481	4,287,021
Loans, financing and debentures	24	61,091,597	62,810,702
Obligations of Law No. 14,182/2021	25	40,028,165	39,105,924
RGR returns	26	—	439,974
Advances for future capital increase		124,543	108,938
Provisions for Litigation	27	19,242,041	21,583,395
Derivative financial instruments	37	151,487	2,283
Others		1,694,999	1,850,416
		130,205,536	136,241,184

EQUITY	31
Capital stock		100,135,201	70,099,826
Transactions costs on issuance of shares		(108,186)	(108,186)
Capital reserves and Authorized Equity Instruments granted		14,689,872	13,910,768
Treasury shares		(3,034,806)	(2,223,011)
Profit reserves		11,818,426	45,440,237
Accumulated other comprehensive income		(5,070,370)	(5,256,409)

Equity attributable to owners of the Company		118,430,137	121,863,225

Equity attributable to non-controlling interests		71,520	136,551

AXIA Energia S.A. (formerly known as Centrais Elétricas Brasileiras S.A. - Eletrobras)
CONSOLIDATED BALANCE SHEETS ON DECEMBER 31, 2025, AND 2024
(in thousands of BRL)

TOTAL SHAREHOLDERS EQUITY	118,501,657	121,999,776

TOTAL LIABILITIES AND EQUITY	279,685,593	289,871,330

AXIA Energia S.A. (formerly known as Centrais Elétricas Brasileiras S.A. - Eletrobras)
CONSOLIDATED STATEMENT OF INCOME FOR YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in thousands of BRL)

	NOTE	12/31/2025	12/31/2024	12/31/2023
CONTINUING OPERATIONS
Net operating revenue	33	41,281,595	40,181,552	37,158,908

Operating expenses	34	(35,566,369)	(26,702,164)	(26,129,636)

Other revenue and expenditure		459,000	136,540	651,280

Regulatory remeasurements - Transmission contracts	10	(4,081,630)	6,129,771	(12,144)

OPERATING PROFIT BEFORE FINANCIAL RESULT		2,092,596	19,745,698	11,668,408

FINANCIAL RESULT	35	(10,926,530)	(11,628,120)	(12,002,121)

PROFIT (LOSS) BEFORE RESULTS OF EQUITY, INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS		(8,833,934)	8,117,578	(333,713)

RESULTS OF EQUITY METHOD INVESTMENTS		1,853,984	2,503,205	2,062,090

PROFIT (LOSS) BEFORE TAXES		(6,979,950)	10,620,784	1,728,377

Current income tax and social contribution	12	(333,039)	(717,909)	(512,503)
Deferred income tax and social contribution	12	13,872,646	477,879	3,511,001

NET PROFIT FROM CONTINUING OPERATIONS		6,559,657	10,380,754	4,726,875

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY		6,558,475	10,378,122	4,881,788
AMOUNT ATTRIBUTED TO NON-CONTROLLING INTERESTS		1,182	2,632	(154,913)

DISCONTINUED OPERATIONS

NET PROFIT (LOSS) FROM DISCONTINUED OPERATION		—	—	(332,014)

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY		—	—	(332,014)
AMOUNT ATTRIBUTED TO NON-CONTROLLING INTERESTS		—	—	—

NET PROFIT FOR THE YEAR		6,559,657	10,380,754	4,394,861

EARNINGS PER SHARE	32

Basics earnings per share – Common / Class "C" Preferred (ON / PNC) - R$		2.29	3.62	1.57
Basics earnings per share – Class "A" / Class "B" Preferred (PNA / PNB) - R$		2.52	3.98	1.73

Diluted earnings per share – Common / Class "C" Preferred (ON / PNC) - R$		2.27	3.58	1.56
Diluted earnings per share – Class "A" / Class "B" Preferred (PNA / PNB) - R$		2.50	3.94	1.71

EARNINGS PER SHARE - Continuing operations
Basics earnings per share – Common / Class "C" Preferred (ON / PNC) - R$		2.29	3.62	1.69
Basics earnings per share – Class "A" / Class "B" Preferred (PNA / PNB) - R$		2.52	3.98	1.86

Diluted earnings per share – Common / Class "C" Preferred (ON / PNC) - R$		2.27	3.58	1.67
Diluted earnings per share – Class A"" / Class "B" Preferred (PNA / PNB) - R$		2.50	3.94	1.84

AXIA Energia S.A. (formerly known as Centrais Elétricas Brasileiras S.A. - Eletrobras)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in thousands of BRL)

	12/31/2025	12/31/2024	12/31/2023

NET INCOME FOR THE YEAR	6,559,657	10,380,754	4,394,861

Other components of comprehensive income

Items that will not be reclassified to result
Financial instruments at fair value through OCI	288,270	(16,253)	213,825
Deferred income tax and social contribution on fair value through OCI	(98,012)	5,526	(70,213)
Share of other comprehensive income of equity accounted investments	—	22,981	139,019
Actuarial gains or losses	56,990	2,064,281	130,322
Deferred income tax and social contribution and actuarial gains or losses	(23,052)	(274,841)	(37,223)
Changes in ownership interest in subsidiaries	15,306	—	—
	239,502	1,801,694	375,730
Items that will be reclassified subsequently to result
Cumulative conversion adjustments	(19,859)	36,139	10,031
Cash flow hedge adjustment	(47,689)	73,462	—
Deferred income tax and social contribution on cash flow hedge adjustments	16,214	—	—
Share of other comprehensive income of equity accounted investments	(2,129)	18,356	(226,450)
	(53,463)	127,957	(216,419)
Other components of comprehensive income for the year, net of tax effects	186,039	1,929,651	159,311

Total comprehensive income for the year	6,745,696	12,310,405	4,554,172

Portion attributed to controlling shareholders	6,744,514	12,307,773	4,660,654
Non‑controlling portion	1,182	2,632	(106,482)

Total comprehensive income for the year attributed to controlling shareholders	6,744,514	12,307,773	4,660,654

Continuing operations	6,744,514	12,307,773	4,992,668
Discontinued operations	—	—	(332,014)

AXIA Energia S.A. (formerly known as Centrais Elétricas Brasileiras S.A. - Eletrobras)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AS OF DECEMBER 31, 2025, 2024 AND 2023
(in thousands of BRL)

	CAPITAL STOCK	CAPITAL RESERVES, GRANTED EQUITY INSTRUMENTS AND TREASURY SHARES	PROFIT RESERVES					ACCUMULATED EARNINGS	OTHER COMPREHENSIVE INCOME	EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	NON-CONTROLLING INTERESTS	CONSOLIDATE EQUITY
			LEGAL	RETAINED EARNINGS	STATUTORY	STATUTORY - INVESTMENTS	ADDITIONAL PROPOSED DIVIDENDS
On December 31, 2022	69,705,554	13,867,170	2,150,280	10,787,756	409,825	20,562,372	—	—	(6,978,161)	110,504,796	523,840	111,028,636
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	—	—	206,508	206,508	—	206,508
Deferred Income tax and social contribution OCI	—	—	—	—	—	—	—	—	(70,213)	(70,213)	—	(70,213)
Reclassification of earnings from sale of financial instruments at fair value through OCI	—	—	—	—	—	—	—	352,523	(318,779)	33,744	—	33,744
Participations in OCI of subsidiaries	—	—	—	—	—	—	—	—	234,433	234,433	48,430	282,863
Participations in OCI of associates	—	—	—	—	—	—	—	—	(139,860)	(139,860)	—	(139,860)
Post-employment benefit adjustments	—	—	—	—	—	—	—	—	(119,988)	(119,988)	—	(119,988)
Net income for the year	—	—	—	—	—	—	—	4,549,774	—	4,549,774	(154,913)	4,394,861
Transactions with shareholders:
Authorized Shares	—	22,169	—	—	—	—	—	—	—	22,169	—	22,169
Treasury shares - Shares issued	—	(168,168)	—	—	—	—	—	—	—	(168,168)	—	(168,168)
Treasury shares - Repurchase of shares	—	(1,967,218)	—	—	—	—	—	—	—	(1,967,218)	—	(1,967,218)
Shares Remuneration Program	—	13,595	—	—	—	—	—	—	—	13,595	—	13,595
Shares in treasury - Dissident shareholders	—	(212)	—	—	—	—	—	—	—	(212)	—	(212)
Shares in treasury - Compulsory loan agreement	—	7,747	—	—	—	—	—	—	—	7,747	—	7,747
Capital Increase - merge of shares	286,086	—	—	—	—	—	—	—	—	286,086	(286,086)	—
Constitution of reserves	—	—	227,490	373,272	—	3,025,600	216,114	(3,842,476)	—	—	—	—
Proposed dividends	—	—	—	—	—	—	—	(1,080,571)	—	(1,080,571)	—	(1,080,571)
Limitation of dividends	—	—	—	—	—	—	—	20,750	—	20,750	—	20,750
On December 31, 2023	69,991,640	11,775,083	2,377,770	11,161,028	409,825	23,587,972	216,114	—	(7,186,060)	112,333,372	131,271	112,464,643

AXIA Energia S.A. (formerly known as Centrais Elétricas Brasileiras S.A. - Eletrobras)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AS OF DECEMBER 31, 2025, 2024 AND 2023
(in thousands of BRL)

	CAPITAL STOCK	CAPITAL RESERVES, GRANTED EQUITY INSTRUMENTS AND TREASURY SHARES	PROFIT RESERVES					ACCUMULATED EARNINGS	OTHER COMPREHENSIVE INCOME	EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	NON-CONTROLLING INTERESTS	CONSOLIDATE EQUITY
			LEGAL	RETAINED EARNINGS	STATUTORY	STATUTORY - INVESTMENTS	ADDITIONAL PROPOSED DIVIDENDS
On December 31, 2023	69,991,640	11,775,083	2,377,770	11,161,028	409,825	23,587,972	216,114	—	(7,186,060)	112,333,372	131,271	112,464,643
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	—	—	(143,659)	(143,659)	—	(143,659)
Deferred income tax and social contribution over OCI	—	—	—	—	—	—	—	—	48,844	48,844	—	48,844
Reclassification of earnings from sale of financial instruments at fair value through OCI	—	—	—	—	—	—	—	(436)	—	(436)	—	(436)
Participation in OCI of subsidiaries	—	—	—	—	—	—	—	—	1,161,703	1,161,703	2,647	1,164,350
Participation in OCI of associates	—	—	—	—	—	—	—	(22,981)	281,939	258,958	—	258,958
Post-employment benefit adjustments	—	—	—	—	—	—	—	—	580,824	580,824		580,824
Net income for the year	—	—	—	—	—	—	—	10,378,122	—	10,378,122	2,632	10,380,754
Transactions with shareholders:
Authorized shares	—	21,429	—	—	—	—	—	—	—	21,429	—	21,429
Treasury shares - Repurchase of shares	—	(115,099)	—	—	—	—	—	—	—	(115,099)	—	(115,099)
Shares remuneration program	—	6,344	—	—	—	—	—	—	—	6,344	—	6,344
Constitution of reserves	—	—	518,906	—	—	5,849,541	1,535,196	(7,903,643)	—	—	—	—
Proposed dividends	—	—	—	—	—	—	—	(2,464,804)	—	(2,464,804)	—	(2,464,804)
Proposed additional dividend	—	—	—	—	—	—	(216,114)	—	—	(216,114)		(216,114)
Limitation of dividends	—	—	—	—	—	—	—	13,742	—	13,742	—	13,742
On December 31, 2024	69,991,640	11,687,757	2,896,676	11,161,028	409,825	29,437,513	1,535,196	—	(5,256,409)	121,863,226	136,550	121,999,776

AXIA Energia S.A. (formerly known as Centrais Elétricas Brasileiras S.A. - Eletrobras)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AS OF DECEMBER 31, 2025, 2024 AND 2023
(in thousands of BRL)

	SHARE CAPITAL	CAPITAL RESERVES, GRANTED EQUITY INSTRUMENTS AND TREASURY SHARES	PROFIT RESERVES					ACCUMULATED EARNINGS	OTHER COMPREHENSIVE INCOME	EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	NON-CONTROLLING INTERESTS	CONSOLIDATE EQUITY
			LEGAL	RETAINED EARNINGS	STATUTORY	STATUTORY - INVESTMENTS	ADDITIONAL PROPOSED DIVIDENDS
On December 31, 2024	69,991,640	11,687,757	2,896,676	11,161,028	409,825	29,437,513	1,535,196	—	(5,256,409)	121,863,226	136,550	121,999,776
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	—	—	204,621	204,621	—	204,621
Participation in OCI of subsidiaries and associates	—	—	—	—	—	—	—	—	(29,919)	(29,919)	858	(29,061)
Post-employment benefit adjustments	—	—	—	—	—	—	—	—	(3,969)	(3,969)	—	(3,969)
Net income for the year	—	—	—	—	—	—	—	6,558,475	—	6,558,475	1,182	6,559,657
Transactions with shareholders:
Treasury shares – Share repurchase	—	(36,728)	—	—	—	—	—	—	—	(36,728)	—	(36,728)
Shares remuneration program	—	2,035	—	—	—	(354,393)	—	—	—	(352,358)	—	(352,358)
Capital increase – Share incorporation	35,375	2,002	—	—	—	—	—	—	—	37,377	(37,377)	—
Changes in ownership interest in subsidiary	—	—	—	—	—	—	—	—	15,306	15,306	(53,576)	(38,270)
Issuance of Class “C” preferred shares | PNC	30,000,000	—	—	(11,161,028)	(409,825)	(18,429,147)	—	—	—	—	—	—
Constitution of reserves	—	—	327,924	—	—	—	—	(327,924)	—	—	—	—
Proposed dividends	—	—	—	—	—	—	—	(1,557,637)	—	(1,557,637)	—	(1,557,637)
Proposed additional dividend for 2025	—	—	—	—	—	(2,060,146)	(1,535,196)	(4,682,217)	—	(8,277,559)	—	(8,277,559)
Other transactions	—	—	—	—	—	—	—	9,303	—	9,303	23,882	33,185
On December 31, 2025	100,027,015	11,655,066	3,224,600	—	—	8,593,827	—	—	(5,070,370)	118,430,138	71,520	118,501,657

AXIA Energia S.A. (formerly known as Centrais Elétricas Brasileiras S.A. - Eletrobras)
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(In thousands of BRL)

	NOTE	12/31/2025	12/31/2024	12/31/2023
OPERATING ACTIVITIES

Profit (Loss) for the year before income tax and social contribution		(6,979,950)	10,620,784	1,396,363

Adjustments to reconcile profit (Loss) to cash generated by operations:
Depreciation and amortization	34	4,576,919	3,987,775	3,621,342
Net exchange and monetary changes	35	2,638,556	3,363,144	3,342,161
Results from acquisitions and divestments	34	7,229,469	—	—
Financial charges	35	7,712,001	5,865,332	6,095,390
Result of equity method investments		(1,913,039)	(2,503,207)	(2,062,090)
Other income and expenditure		(459,000)	(136,540)	(651,280)
Transmission revenues	33	(20,115,785)	(19,292,579)	(17,432,037)
Construction cost – transmission	34	5,065,204	4,286,914	3,291,132
Regulatory remeasurements – transmission contracts	10	4,081,630	(6,129,771)	12,144
Operating provisions (reversals)	34	635,737	(180,019)	2,481,054
Fixed and intangible assets write off		(264,277)	157,248	632,441
Results from hedged debt and derivatives	37	3,335,117	1,940,087	1,521,637
Other		469,521	894,482	637,869
		12,992,053	(7,747,134)	1,489,763

(Increases) / decreases in operating assets
Accounts Receivable, net		223,722	1,111,674	(927,096)
Reimbursement right	14	918,862	752,350	473,496
Others		455,268	673,834	109,683
		1,597,852	2,537,858	(343,917)
Increases / (decreases) in operating liabilities
Suppliers		856,267	(614,240)	(526,425)
Payroll		(358,609)	(775,899)	(813,498)
Regulatory fees		(235,979)	365,508	(280,680)
Others		(995,255)	(605,675)	55,710
		(733,576)	(1,630,306)	(1,564,893)

Payment of interests		(5,831,609)	(6,650,869)	(5,512,449)
Receipt of allowed annual revenue – RAP		18,714,804	19,248,186	18,287,910
Receipt of dividends and interest on equity		1,549,021	1,506,336	1,329,703
Payment of judicial contingencies	27	(5,272,014)	(3,776,063)	(2,672,962)
Securities and restricted deposits		(410,453)	195,871	(733,354)
Payment of income tax and social contribution		(708,608)	(1,488,382)	(2,930,778)
Supplementary social security		(407,690)	(430,698)	(510,048)
Net cash provided by operating activities		14,509,830	12,385,583	8,235,338

FINANCING ACTIVITIES

Loans and borrowings obtained and debentures obtained	24	8,032,447	29,965,839	11,821,045
Payment of loans and financing and debentures - principal	24	(11,312,024)	(16,009,832)	(13,763,329)
Payment of dividends and interest on equity	23	(12,186,149)	(1,307,858)	(864,192)
Payment to dissenting shareholders – merge of shares		—	—	(226,057)
Repurchase of shares	31	(36,728)	(115,099)	(1,967,218)
Payment of obligations with CDE and revitalization of basins - principal	25	(2,575,565)	(1,974,965)	(1,433,816)
Payment of leases – principal		(50,980)	(757,196)	(765,525)
Others		(962,193)	—	443,961
Net cash from (used in) financing activities		(19,091,192)	9,800,889	(6,755,131)

INVESTING ACTIVITIES

Receipt of loans and financing	13	447,231	12,675	982,425
Receipt of financial charges		209,698	57,665	172,457
Acquisition of property, plant and equipment		(2,065,524)	(3,099,474)	(3,862,770)
Acquisition of intangible assets		(443,199)	(425,891)	(258,371)
Marketable Securities, net		(1,863,470)	(3,064,434)	3,143,232
Interest Received - Marketable Securities		740,985	529,802	4,066,478
Acquisition of Debentures		—	—	(450,000)
Transmission infrastructure – contractual asset		(4,914,869)	(4,286,914)	(3,269,358)
Acquisition / capital injection in shareholdings, net of cash acquired	16	(247,695)	(176,643)	(1,439,478)
Receipt from disposal/acquisition of assets	16	3,301,759	2,449,160	907,004
Acquisition of subsidiary, net of cash acquired	16	(320,636)	—	—
Other		(417,580)	(656,267)	(116,617)
Net cash used in investing activities of continuing operations		(5,573,300)	(8,660,321)	(124,998)

Net cash provided by investing in activities of discontinued operations		—	—	952,036

Net cash provided by (used in) investing activities		(5,573,300)	(8,660,321)	827,038

Decrease/Increase in cash and cash equivalents		(10,154,662)	13,526,151	2,307,245

Cash and cash equivalents at the beginning of the fiscal year	6	26,572,522	13,046,371	10,739,126
Cash and cash equivalents at the end of the year	6	16,417,860	26,572,522	13,046,371
Increase in cash and cash equivalents from discontinued operations		—	—	952,036
		(10,154,662)	13,526,151	2,307,245

AXIA Energia S.A. (formerly known as Centrais Elétricas Brasileiras S.A. - Eletrobras)
Notes to the financial statements for the year ended December 31, 2025
(In thousands of BRL)
NOTE 1 – OPERATIONAL CONTEXT
On October 22, 2025, AXIA Energia S.A. (formerly known as Centrais Elétricas Brasileiras S.A. – Eletrobras, also identified as “AXIA Energia” or “Controlling Company,” launched its new brand and adopted the corporate identity of AXIA Energia. AXIA Energia (previously identified as Eletrobras) is a publicly‑traded corporation, located in Rio de Janeiro (RJ), registered with the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC), with shares traded on the Brazil (B3) and New York (NYSE) stock exchanges. The change of its corporate name from Centrais Elétricas Brasileiras S.A. - Eletrobras to AXIA Energia S.A. was still subject to shareholder approval, which was received on April 15, 2026.
AXIA Energia, jointly with its subsidiaries (“Company”), carries out the activities of generation, transmission and sale of electricity, through the construction and operation of energy plants, transmission lines and commercialization of electricity. In addition, it promotes and supports research of its business interest in the energy sector, as well as studies on the use of reservoirs for multiple purposes, prospecting and development of alternative generation sources, incentives for the rational and sustainable use and implementation of intelligent electric grid.
AXIA Energia also holds direct and indirect investments in 65 Special Purpose Entities (SPE), of which 27 are subsidiaries and 38 are joint ventures, all dedicated to the generation and transmission of electricity.
The issuance of these financial statements was approved by the Board of Directors on April, 24, 2026.
NOTE 2 – 2025 HIGHLIGHTS
The Company reported a net profit of R$6,559,657 for the fiscal year ended December 31, 2025 (R$10,380,754 as of December 31, 2024). The main events that occurred during the current year are presented below:
2.1 - Transmission Assets
2.1.1 - Basic Network of the Existing System – RBSE and Periodic Tariff Review – RTP
In April 2025, the Brazilian Electricity Regulatory Agency (ANEEL), through Dispatch No. 1,228, approved amendments to the results of the periodic review of the Annual Allowable Revenue (Receita Anual Permitida – RAP) of electricity transmission concession agreements extended pursuant to Law No. 12,783/2013.
In June 2025, ANEEL issued Dispatch No. 1,746, which reduced the financial component of the Basic Network of the Existing System (Rede Básica do Sistema Existente – RBSE) included in the cash flow of the Annual Allowable Revenue (RAP).
In July 2025, ANEEL published Homologation Resolution No. 3,481, which established the RAP for electricity transmission concessionaires for the 2025/2026 tariff cycle, incorporating, among other items, the two regulatory events described above.
These regulatory events negatively affected the Company’s results in the amount of R$4,081,630 and were recorded under regulatory remeasurements. For further information, see Note 10.

2.1.2 – Transmission Auction
In October 2025, the Company, through its subsidiary AXIA Energia Sul, won sub‑lots 6A, 6B, 7A and 7B in Transmission Auction No. 04/2025 promoted by ANEEL. Further information is presented in Note 3.
2.2 - Transactions with Shareholders
2.2.1 – 2024 Dividends
In January and May 2025, the Company paid dividends related to fiscal year 2024 in the amount of R$4,000,000. Further information is presented in Note 29.
2.2.2 – 2025 Interim Dividends
In August and November 2025, the Company paid interim dividends totaling R$8,300,000. Further information is presented in Note 29.
2.2.3 – Share Issuance
In December 2025, following approval by the Shareholders’ Meeting, the Company issued 606,796,117 Class "C" preferred shares. Further information is presented in Note 31.1.1.
2.3 - Debt Transactions
During fiscal year 2025, the Company raised financial resources totaling R$8,032,447. Further information is presented in Note 24.1.
2.4 – Corporate Reorganization and Asset Divestments
2.4.1 – Asset Swap – COPEL Transaction
In May 2025, the Company completed an asset swap with Copel Geração e Transmissão, thereby becoming the full owner of the Colíder Hydropower Plant (UHE Colíder). In exchange, the Company divested its minority interests in the Cruzeiro do Sul Energy Consortium (UHE Mauá) and in Mata de Santa Genebra Transmissora, recognizing a gain of R$157,840 under “results of acquisitions and divestments”. Further information is presented in Note 16.1.2.
2.4.2 – Disposal of Thermoelectric Power Plants
In May and October 2025, the Company completed the disposal of thermoelectric assets to the J&F S.A. group. This transaction resulted in cash proceeds of R$2,394,259, as well as the recognition of an expense amounting to R$269,783, recorded under “results of acquisitions and divestments”. Further information is presented in Note 39.
2.4.3 – Purchase and Sale Agreement – EMAE
In October 2025, the Company entered into a purchase and sale agreement of its entire holding of 14,856,900 preferred shares of Empresa Metropolitana de Águas e Energia S.A. – EMAE, at a price of R$32.07 per share, totaling R$476,461. Due to the classification of the investment as an asset held for sale, the transaction resulted in the recognition of a loss amounting to R$24,524 recorded under “results of acquisitions and divestments”. Further information is presented in Note 39.

2.4.4 – Divestment of Entire Interest in Eletronuclear
In October 2025, the Company entered into a purchase and sale agreement with J&F S.A. for the disposal of its entire interest in the associate Eletronuclear for R$535,000, and reclassified the related investment as an asset held for sale. Additionally, the Company recognized an impairment provision amounting to R$7,289,762, recorded as an operating expense under “results of acquisitions and divestments”. Further information is presented in Notes 34 and 39.

NOTE 3 – ELECTRICITY CONCESSIONS AND AUTHORIZATIONS
AXIA Energia holds, directly or through its subsidiaries, jointly controlled entities and associate companies, electricity concessions in the generation and transmission segments:

I - Generation concessions and authorizations

Contract	Hydroelectric Power Plants (HPPs)	Installed capacity (MW)*	Location	Year
002/2022	Tucuruí	8,535	PA	2052
001/2022	Complexo de Paulo Afonso (Paulo Afonso I, II, III, IV e Apolonio Sales)	4,280	BA	2052
001/2008	Santo Antônio	3,568	RO	2047
001/2022	Xingó	3,162	SE	2052
003/2022	Itumbiara	2,082	MG	2052
002/2011	Teles Pires	1,820	PA	2047
001/2022	Luiz Gonzaga	1,480	PE	2052
003/2022	Marimbondo	1,440	MG	2052
005/2004	Serra da Mesa	1,275	GO	2046
003/2022	Furnas	1,216	MG	2052
001/2022	Sobradinho	1,050	BA	2052
003/2022	Estreito	1,050	SP	2052
128/2001	Foz do Chapecó	855	RS	2042
003/2022	Mascarenhas de Moraes	476	MG	2052
003/2022	Corumbá I	375	GO	2052
003/2006	Simplício - Anta	334	MG	2043
003/2022	Porto Colômbia	320	MG	2052
001/2011	Colíder	300	MT	2046
002/2019	Balbina	250	AM	2027
001/2022	Boa Esperança	237	PI	2052
005/2011	Samuel	217	RO	2032
010/2000	Manso	210	MT	2037
003/2022	Funil	216	RJ	2052
001/2006	Baguari	140	MG	2046
007/2006	Retiro Baixo	84	MG	2047
002/2022	Coaracy Nunes	78	AP	2052
004/2006	Passo São João	77	RS	2046
002/2006	Batalha	53	MG	2043
092/2002	São Domingos	48	MS	2039
002/2022	Curuá-Una	43	PA	2052
001/2022	Funil	30	BA	2052
Authorizing Resolution No. 15,388/2024¹	Jaguari	28	SP	NA¹
001/2022	Pedra	20	BA	2052
Total		35,349
 1 In accordance with ANEEL Ordinance No. 409, dated November 13, 2020, the provision of the Electric Power Generation Service commenced on January 1, 2021, and will continue until the assumption of operations by the concessionaire awarded the Hydroelectric Power Plant tender.

*Unaudited information

Contract	Small Hydroelectric Power Plants (SHPs)	Installed capacity (MW)*	Location	Year
374/2005	João Borges	19	SC	2039
186/2004	Barra do Rio Chapéu	15	SC	2038
006/2004	Curemas	4	PB	2026
Total		38
*Unaudited information

Contract	Wind Power Generation Plants (WPPs)	Installed capacity* (MW)	Location	Year
ANEEL Authorizing Resolution No. 12,495/2022	Coxilha Negra III	105	RS	2057
ANEEL Authorizing Resolution No. 12,494/2022	Coxilha Negra II	101	RS	2057
ANEEL Authorizing Resolution No. 12,496/2022	Coxilha Negra IV	97	RS	2057
ANEEL Ordinance No. 220/2014	Casa Nova II	33	BA	2049
ANEEL Ordinance No. 746/2010	Cerro Chato I	30	RS	2045
ANEEL Ordinance No. 747/2010	Cerro Chato II	30	RS	2045
ANEEL Ordinance No. 748/2010	Cerro Chato III	30	RS	2045
ANEEL Ordinance No. 204/2014	Coxilha Seca	30	RS	2049
ANEEL Dispatch No. 2,212/2019	Nossa Senhora de Fátima	30	CE	2047
ANEEL Ordinance No. 220/2014	Casa Nova III	28	BA	2049
ANEEL Authorizing Resolution No. 13,606/2023	Casa Nova B	27	BA	2058
ANEEL Authorizing Resolution No. 7,907/2019	Casa Nova I A	27	BA	2054
ANEEL Dispatch No. 2,213/2019	Jandaia	27	CE	2047
ANEEL Ordinance No. 388/2012	Caiçara I	27	RN	2042
ANEEL Authorizing Resolution No. 5,366/2015	Ibirapuitã	25	RS	2047
ANEEL Dispatch No. 2,214/2019	Jandaia I	24	CE	2047
ANEEL Ordinance No. 399/2012	Junco I	24	RN	2047
ANEEL Ordinance No. 417/2012	Junco II	24	RN	2047
ANEEL Dispatch No. 2,216/2019	São Januário	21	CE	2047
ANEEL Dispatch No. 2,215/2019	São Clemente	21	CE	2047
ANEEL Ordinance No. 418/2012	Caiçara II	18	RN	2047
ANEEL Ordinance No. 219/2014	Coqueirinho 2	16	BA	2049
ANEEL Ordinance No. 286/2014	Tamanduá Mirim 2	16	BA	2049
ANEEL Ordinance No. 152/2014	Angical 2	10	BA	2049
ANEEL Ordinance No. 154/2014	Caititu 2	10	BA	2049
ANEEL Ordinance No. 177/2014	Caititu 3	10	BA	2049
ANEEL Ordinance No. 174/2014	Carcará	10	BA	2049
ANEEL Ordinance No. 176/2014	Corrupião 3	10	BA	2049
ANEEL Dispatch No. 1,207/2017	Papagaio	10	BA	2049
ANEEL Ordinance No. 210/2014	Capão do Inglês	10	RS	2049
ANEEL Ordinance No. 153/2014	Teiú 2	8	BA	2049
ANEEL Ordinance No. 192/2014	Galpões	8	RS	2049
ANEEL Ordinance No. 150/2014	Acauã	6	BA	2049
ANEEL Ordinance No. 151/2014	Arapapá	4	BA	2049
Total		907
*Unaudited information

Contract	Hydroelectric Power Plants (HPPs)	Ownership interest (%)	Installed capacity (MW)*	Location	Year
001/2010	Belo Monte	49.98	11,233	PA	2046
002/2008	Jirau	40.00	3,750	RO	2045
003/2014	Três Irmãos	49.90	808	SP	2044
002/2014	São Manoel	33.33	700	PA	2049
130/2001	Peixe Angical	40.00	499	TO	2042
001/2014	Sinop	49.00	402	MT	2050
129/2001	Serra do Facão	54.01	213	GO	2040
Total			17,605
*Unaudited information

Contract	Solar Power Generation Plant (SPP)	Installed capacity (MW)*	Location	Year
ANEEL Dispatch No. 613/2014	Megawatt Solar	105	RS	N/A
*Unaudited information

II - Electricity transmission concessions – corporate

Contract¹	Adjustment index	No. of substations	Km	RAP for the 2025/2026 Cycle*	Start	End
062/2001	IPCA	69	19,847	6,383,644	2013	2043
061/2001	IPCA	121	19,385	4,191,502	2023	2051
058/2001	IPCA	51	8,841	2,236,189	2013	2043
057/2001	IPCA	54	8,898	1,163,364	2013	2043
012/2009	IPCA	2	111	336,441	2013	2039
034/2001	IGPM	2	665	269,995	2003	2031
020/2012	IPCA	5	473	174,767	2015	2042
010/2005	IGPM	4	376	164,369	2016	2035
010/2009	IPCA	2	50	114,617	2022	2039
021/2009	IPCA	7	986	105,227	2015	2039
004/2012	IPCA	6	783	102,838	2014	2042
008/2011	IPCA	5	286	102,290	2015	2041
004/2004	IGPM	3	372	89,213	2005	2034
019/2012	IPCA	3	60	67,241	2015	2042
022/2009	IPCA	3	547	58,167	2011	2039
004/2013	IPCA	2	297	57,542	2016	2043
004/2010	IPCA	4	34	54,290	2023	2053
014/2013	IPCA	1	163	53,223	2017	2043
017/2009	IPCA	5	96	49,318	2009	2039
005/2012	IPCA	4	42	36,049	2019	2042
006/2009	IPCA	3	49	34,762	2009	2039
019/2010	IPCA	7	321	33,624	2010	2040
001/2009	IPCA	2	95	33,336	2009	2039
007/2005	IGPM	2	208	33,047	2007	2035
007/2014	IPCA	6	275	32,170	2018	2044
011/2010	IPCA	4	—	31,731	2013	2040
005/2006	IPCA	2	257	31,692	2006	2036

Contract¹	Adjustment index	No. of substations	Km	RAP for the 2025/2026 Cycle*	Start	End
007/2006	IPCA	3	71	29,086	2006	2036
016/2012	IPCA	1	—	25,172	2016	2042
002/2009	IPCA	1	—	23,881	2010	2039
010/2007	IPCA	2	95	23,567	2007	2037
018/2012	IPCA	6	208	22,939	2020	2042
010/2011	IPCA	3	65	21,219	2016	2034
017/2011	IPCA	2	46	20,628	2017	2041
017/2012	IPCA	2	—	17,642	2018	2042
006/2005	IGPM	2	90	17,550	2010	2035
028/2009	IPCA	3	187	17,511	2016	2039
007/2010	IPCA	1	—	16,945	2012	2040
013/2010	IPCA	1	—	16,667	2010	2040
003/2009	IPCA	2	180	15,972	2009	2039
007/2008	IPCA	2	36	15,726	2008	2038
012/2007	IPCA	4	316	15,476	2007	2037
014/2012	IPCA	2	30	15,389	2016	2042
002/2011	IPCA	3	231	15,262	2022	2056
020/2010	IPCA	2	115	14,728	2014	2040
009/2011	IPCA	2	64	13,277	2017	2041
006/2010	IPCA	2	95	12,796	2018	2040
014/2008	IPCA	2	145	12,510	2008	2038
021/2010	IPCA	2	91	11,999	2010	2032
018/2009	IPCA	2	145	11,250	2009	2039
004/2011	IPCA	1	—	9,992	2013	2041
014/2010	IPCA	1	—	9,642	2016	2040
012/2011	IPCA	2	—	9,606	2016	2041
004/2008	IPCA	2	238	9,504	2008	2038
009/2010	IPCA	2	59	8,388	2014	2040
005/2009	IPCA	1	—	8,182	2010	2039
005/2008	IPCA	3	110	7,325	2008	2038
008/2005	IGPM	2	120	7,173	2009	2035
014/2011	IPCA	2	51	6,340	2018	2041
012/2010	IPCA	3	37	5,890	2013	2040
008/2014	IPCA	1	—	4,919	2016	2044
013/2011	IPCA	1	—	3,072	2013	2041
Total		452	66,342	16,537,871
¹ Only lines in operation. * The RAP values for the 2025/2026 cycle, established through Homologation Resolution No. 3,481/2025, are stated at June 2025 prices.

Contract	Adjustment Index	No. of Substations	Km¹	RAP for the 2025/2026 Cycle²	Start	End
Auction No. 004/2025 – Lot 6A¹	IPCA	1	—	—	2029	2056²
Auction No. 004/2025 – Lot 7A¹	IPCA	1	—	—	2029	2056²
Auction No. 004/2025 – Lot 6B¹	IPCA	1	—	—	2029	2056²
Auction No. 004/2025 – Lot 7B¹	IPCA	1	—	—	2029	2056²
008/2024	IPCA	11	1,116	319,866	2029	2054
004/2024	IPCA	4	534	157,030	2029	2054
006/2024	IPCA	9	337	92,983	2029	2054
009/2023	IPCA	1	300	77,896	2028	2053
012/2024	IPCA	1	12	8,437	2027	2054
Total		30	2,299	656,212
¹ The commercial arrangements of the projects acquired in the auction will be further defined upon the execution of the Concession Agreement. ² The RAP values for the 2025/2026 cycle, established through Homologation Resolution No. 3,481/2025, are stated at June 2025 prices.
III - Electricity transmission concessions – SPEs

Contract	SPE (Jointly Controlled Subsidiaries)	Ownership Interest (%)	Adjustment Index	RAP for the 2025/2026 Cycle	Start	End
014/2014	Belo Monte Transmissora de Energia S.A	49.00	IPCA	410,610	2014	2044
013/2009	Interligação Elétrica do Madeira S.A.	49.00	IPCA	408,366	2009	2039
003/2012	Transnorte Energia S.A.	64.61	IPCA	210,274	2012	2042
005/2004	STN - Sistema de Transmissão Nordeste S.A.	49.00	IGP-M	125,100	2004	2034
022/2011	Interligação Elétrica Garanhuns S.A.	49.00	IPCA	91,380	2011	2041
007/2013	Paranaíba Transmissora de Energia S.A.	24.50	IPCA	48,940	2013	2043
002/2010	Goiás Transmissão S.A.	49.00	IPCA	36,068	2010	2040
008/2010	MGE Transmissão S.A.	49.00	IPCA	16,900	2010	2040
009/2009	Transenergia Renovável S.A.	49.00	IPCA	10,930	2009	2039
024/2009	Transenergia São Paulo S.A.	49.00	IPCA	3,410	2009	2039
Total				1,361,978
¹ Concessions are listed in Note 40 – Held for Sale.
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

The financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value and the assets held for sale which are measured at the lower value between accounting value and fair value less the cost to sell.
The comparative balances for 2024 and 2023 of "Other revenue and expenditure" line item in the consolidated statement of income was reclassified and it is now presented before the subtotal of "OPERATING PROFIT BEFORE FINANCIAL RESULT", to align with the current presentation.
4.3 – Functional currency and presentation of financial statements
These financial statements are presented in Reais, which is AXIA Energia’ functional currency. The financial statements are presented in thousands of Reais (BRL), rounded up to the next number, except when indicated otherwise.
4.4 – Main accounting policies
The main accounting policies applied in the preparation of these financial statements are presented in the respective explanatory notes. These policies have been applied consistently in all the years presented.
4.4.1 - The adoption of new standards and current interpretations
The amendments below IFRS standards made by the IASB that are effective for the financial year beginning in 2025 had no impact on the Company’s financial statements:

Revised standard	Change	Applicable as of
IAS 21: The Effects of Changes in Foreign Exchange Rates	Lack of convertibility.	01/01/2025, retrospective application
4.4.2 - New standards and non-current interpretations

Revised standard	Change	Applicable as of
IFRS 7: Financial instruments: Disclosures	The amendments establish disclosure requirements relating to: (i) equity investments measured at fair value through other comprehensive income, and (ii) financial instruments with contingent characteristics that do not directly relate to loans.	01/01/2026, retrospective application
IFRS 9: Financial Instruments	The amendments establish requirements relating to: (i) settlement of financial liabilities through an electronic payment system; and (ii) assessing the contractual characteristics of the cash flow of financial assets.	01/01/2026, retrospective application
IFRS 9: Financial Instruments and IFRS 7: Financial Instruments: Disclosures	Classification and measurement of financial instruments and Contracts that have energy as a reference and whose generation depends on nature.	01/01/2026, retrospective application
IFRS 18: Presentation and disclosures of financial statements	IFRS 18 introduces three defined categories for revenues and expenses – operating, investing and financing – related to the structure of the income statement and requires entities to provide new subtotals. IFRS 18 also requires companies to disclose explanations of performance measures defined by management.	01/01/2027, retrospective application
IFRS 19: Subsidiaries without Public Accountability: Disclosures	Establishes reduced disclosure requirements for subsidiaries without public accountability, allowing full application of IFRS with simplified note disclosures.	01/01/2027, retrospective application

The application of IFRS 18 will impact the presentation of the income statement and, to a lesser extent, the balance sheet, the statement of cash flows and the explanatory notes. The Company is evaluating the impacts of this standard on future financial disclosures.
For the remaining standards, amendments and interpretations that are not yet effective or that become applicable after fiscal year 2025, the Company does not expect significant impacts on its financial statements.
4.5 - Basis of consolidation and investments in subsidiaries, jointly controlled and associated companies
In the consolidated financial statements, the balances of assets, liabilities, results and cash flows of subsidiaries are fully consolidated and presented according to their nature. The consolidation of subsidiaries begins on the date the Company obtains control and ceases when the Company no longer has control.
When necessary, the financial statements of the subsidiaries, jointly controlled and associated companies are adjusted to adapt their accounting policies to those adopted by the Company.
Subsidiaries, jointly controlled companies and associates are substantially domiciled in Brazil.
a)Subsidiaries
An investor controls an investee when it is exposed to, or has rights to, variable returns arising from its involvement with the investee and has the ability to affect those returns through its power over the investee.
The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions, balances, revenues, costs and expenses are eliminated in full upon consolidation.

	12/31/2025		12/31/2024
	Participation (%)		Participation (%)
	Direct	Indirect	Direct	Indirect
Subsidiaries
AXIA Energia Nordeste	100.00	—	100.00	—
Nova Era Solar Enki S.A.	—	99.99	—	99.97
AXIA Energia Norte	100.00	—	100.00	—
Nova Era Catarina Transmissora S.A.	—	100.00	—	100.00
Nova Era Ceará Transmissora S.A.	—	100.00	—	100.00
Nova Era Integração Transmissora S.A.	—	100.00	—	100.00
Nova Era Teresina Transmissora S.A.	—	100.00	—	100.00
Teles Pires Participações S.A.¹	—	100.00	—	100.00
Companhia Hidrelétrica Teles Pires S.A.	—	100.00	—	100.00
AXIA Energia Sul	100.00	—	100.00	—
AXIA Energia Transmissora Carnaúba S.A.	—	100.00	—	—
AXIA Energia Transmissora Nova Ponte S.A.	—	100.00	—	—
AXIA Energia Transmissora Paracatu S.A.	—	100.00	—	—
AXIA Energia Transmissora Seridó S.A.	—	100.00	—	—
Eólica Ibirapuitã S.A.	—	100.00	—	—
Baguari Energia S.A.	100.00	—	100.00	—
Baguari I Geração de Energia S.A.	—	100.00	—	100.00
Brasil Ventos Energia S.A.	100.00	—	100.00	—
Energia dos Ventos V S.A.	—	100.00	—	100.00
Energia dos Ventos VI S.A.	—	100.00	—	100.00
Energia dos Ventos VII S.A.	—	100.00	—	100.00
Energia dos Ventos VIII S.A.	—	100.00	—	100.00
Energia dos Ventos IX S.A.	—	100.00	—	100.00
Itaguaçu da Bahia Energias Renováveis S.A.	—	98.00	—	98.00
Eletrobras Participações S.A. – Eletropar²	—	—	83.71	—
Eletronet S.A.³	100.00	—	—	—
Madeira Energia S.A.	99.74	—	99.74	—
Santo Antônio Energia S.A.	—	99.74	—	99.74
Retiro Baixo Energética S.A.	100.00	—	100.00	—
SPE Nova Era Janapu Transmissora S.A.	100.00	—	100.00	—
Triângulo Mineiro Transmissora S.A.	100.00	—	100.00	—
Vale do São Bartolomeu Transmissora de Energia S.A.	100.00	—	90.00	—

Joint operations
Consórcio Energético Cruzeiro do Sul⁴	—	—	—	49.00
Consórcio UHE Baguari	—	100.00	—	100.00
______________________________________________________________________________
¹ AXIA Energia holds 100% control on a consolidated basis, considering the participation of other group companies.
² Merged into AXIA Energia in the 2nd quarter of 2025.
³ In April 2025, the Company acquired control of Eletronet (see Note 16). Subsequently, in September 2025, Eletronet merged with Eletronet Participações S.A.
⁴ The disposal was completed in the 2nd quarter of 2025.

NOTE 5 - ACCOUNTING ESTIMATES AND JUDGMENTS
In applying accounting practices, AXIA Energia Management uses judgments and estimates related to the carrying amounts of revenues, expenses, assets and liabilities, as well as the disclosures in the explanatory notes.

The estimates and their assumptions are based on historical experience and other factors considered relevant and are constantly reviewed. The effects of the reviews to accounting estimates are recognized in the year in which the estimates are revised.
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
Below, lists the accounting estimates evaluated as the most critical by the Management of AXIA Energia and its subsidiaries, with their details within each explanatory note:

No.	Note	Significant estimates and judgments
9/13	Accounts receivable/Financing and loans receivable	Expected Credit Loss Assessment
12	Deferred income tax and social contribution - asset	Realization of tax credits based on estimates of future taxable income
10	Contractual Transmission Assets	Remuneration rate for concession contracts, price allocation to performance obligations and cash flow forecast
16.3/19/22	Losses on investments, recoverable value of long-term assets and onerous contracts	Present value of future cash flows, considering the discount rate determined by the Company
16.1	Business Combination	Fair value of the assets and liabilities of the transaction
23	Post-employment Benefit	Actuarial assumptions of post-employment benefit plans
27	Provisions for litigation and contingent liabilities	Estimates of losses in legal proceedings
37.3.2	Derivative Financial Instruments	Fair value of financial instruments

NOTE 6 – CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash assets, bank deposits and financial investments. The balance of this line item, as recorded in the cash flow statement, can be reconciled to the corresponding balance sheet items, as demonstrated below:

	12/31/2025	12/31/2024
Cash and Banks	78,240	179,907
Financial Investments	16,339,620	26,392,615
	16,417,860	26,572,522
Financial investments consist of bank deposit certificates (CDBs) and fixed‑income investment funds, which are substantially indexed to the CDI rate, with an average yield equivalent to 101.58% of that index (101.13% as of December 31, 2024).
Accounting Policy
Cash comprises cash on hand and demand deposits. Cash equivalents comprise financial investments with original maturities of up to 90 days from the acquisition date, which are highly liquid, readily convertible into a known amount of cash and subject to an insignificant risk of changes in value.

NOTE 7 – RESTRICTED CASH

	12/31/2025	12/31/2024
Current
Itaipu Agreement	449,147	286,601
Guarantee account – compulsory loan	66,747	70,112
Loans and financing reserve – AXIA Energia Nordeste	37,748	31,968
RGR resources	45,790	40,960
Others	60,827	79,093
	660,259	508,734

Non-current
Fundo de Energia do Sudeste e Centro-Oeste - FESC	1,605,632	1,430,650
Fundo de Energia do Nordeste	929,994	829,410
Loans and financing reserve – MESA	528,825	563,708
Loans and financing reserve – AXIA Energia Sul	103,066	121,233
Loans and financing reserve – AXIA Energia Nordeste	62,675	95,722
Loans and financing reserve – Teles Pires	65,011	—
Others	141,601	130,026
	3,436,804	3,170,749

	4,097,063	3,679,483
(a)Guarantee account – compulsory loan
These amounts represent funds designated for the settlement of court‑approved agreements related to the compulsory loan on electricity and may be withdrawn by the beneficiaries upon judicial ratification of the respective agreements.
(b)Itaipu Agreement
In December 2020, a technical and financial cooperation agreement was signed between Furnas, incorporated by AXIA Energia, and Itaipu Binacional, the objective of which is cooperation for the joint development of the project called “Revitalization of the Furnas HVDC System associated with the Itaipu Hydroelectric Power Plant” which consists of the modernization of equipment at the converter station located in Foz do Iguaçu. The modernization of the transmission system associated with the Itaipu HPP is included in the Ten‑Year Energy Expansion Plan – PDE 2030, approved by Ministry of Mines and Energy Normative Ordinance No. 2, dated February 25, 2021.
(c)Fundo de Energia do Sudeste e Centro-Oeste - FESC
The FESC is a sectoral fund established under Law No. 13,182/2015, intended to provide resources to supply energy‑intensive industrial consumers located in the Southeast and Midwest regions of Brazil. The fund allows the Company to negotiate electricity at competitive prices with ferroalloy, metallic silicon and magnesium industries, thereby supporting increased investment in the electricity sector, particularly in those regions. AXIA Energia may use resources from this fund to acquire or establish Special Purpose Entities (SPEs), in which its equity interest may reach up to 49% of the investee’s shareholders’ equity.

(d)Fundo de Energia do Nordeste - FEN
Pursuant to Law No. 13,182/2015, the FEN is a sectoral fund designed to provide financial support for electricity generation projects in the Northeast region of Brazil. The amounts are calculated based on the difference between the price paid by large consumers and the cost of generating electricity. The Company may hold up to 49% of the equity of the Special Purpose Entities (SPEs) responsible for implementing such projects.
(e)Loan and Financing Reserves
These amounts refer to balances contractually required under financing agreements to ensure the lender’s right to receive future installments in the event of default, through the final amortization of the respective contracts.
(f)RGR resources
Until April 30, 2017, in accordance with Law No. 13,360/2016 and subsequently regulated by Decree No. 9,022/2017, the Company acted as the manager of the Global Reversion Reserve Fund (RGR). As from May 1, 2017, the management of this sectoral fund of the Brazilian electricity industry was transferred to the Electric Energy Trading Chamber (CCEE). However, the Company remained responsible for managing the agreements executed prior to November 17, 2016.
Accounting Policy
Restricted cash comprises funds that may be used exclusively for the purposes for which they were collected and cannot be freely accessed or reallocated by the Company. These amounts are maintained until the fulfillment of their original purpose.
NOTE 8 – MARKETABLE SECURITIES

	31/12/2025	12/31/2024
Current
National Treasury Notes (LFT)	8,606,448	3,206,725
Repurchase Agreements	2,517,835	5,411,209
National Treasury Note (LTN)	217	253,671
Others	9,342	80,233
	11,133,842	8,951,838
Non-current
Beneficiary Parties	435,235	417,242
Others	287,438	16,099
	722,673	433,341

	11,856,515	9,385,179

8.1 Beneficiary Parties
Beneficiary Parties were acquired as a result of the restructuring of the Company’s investment in INVESTCO S.A. These instruments entitle the Company to annual returns equivalent to 10% of the profits generated by Lajeado Energia S.A., Paulista Lajeado Energia S.A. and CEB Lajeado Energia S.A., payable together with dividends. They will be redeemed at maturity in October 2032, corresponding to the end of the concession period, and may be converted into preferred shares, subject to amendments to the bylaws of each Lajeado company.
Accounting Policy
Financial investments that do not qualify as cash and cash equivalents (see Note 6), including marketable securities and beneficiary interests, are recorded under securities. The Company measures these instruments at fair value, with changes in fair value recognized in statement of income.

NOTE 9 – ACCOUNTS RECEIVABLE, NET

	12/31/2025				12/31/2024
	Due	Overdue up to 90 days	Overdue 90+ days	Total	Total
Current
Short Term Electric Power - CCEE	1,422,943	67,330	4	1,490,277	2,451,974
Renegotiated Agreements	334,549	53,086	1,423,052	1,810,687	1,600,481
Power Supply	2,078,700	64,602	1,651,993	3,795,295	4,646,742
Use of the Electric Grid	1,480,025	72,220	850,757	2,403,002	777,726
Other Receivables	31,063	7,344	28,527	66,934	—
(-) ECL	(213,270)	(101,848)	(3,675,488)	(3,990,606)	(3,565,446)
	5,134,010	162,734	278,845	5,575,589	5,911,477
Non-current
Short Term Electric Power - CCEE	—	—	9,548	9,548	9,548
Renegotiated Agreements	615,221	—	—	615,221	876,534
Power Supply	—	—	280,138	280,138	280,138
Use of the Electric Grid	—	—	4,348	4,348	4,348
(-) ECL	(92,362)	—	(294,034)	(386,396)	(568,157)
	522,859	—	—	522,859	602,411

	5,656,869	162,734	278,845	6,098,448	6,513,888
9.1 Power Supply
Trade receivables arising from electricity sales in the Regulated Contracting Environment (ACR) and the Free Contracting Environment (ACL).
9.2 Short-term electric power - CCEE
Receivables arising from the financial settlements of differences between contracted electricity volumes and the volumes effectively generated or consumed, as calculated by the Electric Energy Trading Chamber (CCEE).
9.3 Use of Power Grid
Receivables arising from the use of the transmission grid by network‑connected users.

9.4 Expected credit losses (ECL)
The changes in the years ended December 31, 2025, and 2024 are as follows:

	2025	2024
Opening balance as of January 1	4,133,603	3,747,981
(+) Acquisition of investee control	26,482	—
(+) Constitution	338,034	545,830
(-) Reversal	(121,105)	(154,496)
(-) Write-off	(12)	(5,712)
Final balance on December 31	4,377,002	4,133,603
Among the total ECL balance recognized for customers as of December 2025, R$2,728,747 (R$2,728,747 as of December 31, 2024) refers to receivables from Amazonas Energia, which remain fully provisioned. For additional information, see Note 39.
The recognition and reversal of ECL were recorded and presented in profit or loss as operating expenses (see Note 34.1).
Accounting Policy
Trade receivables are initially recognized at the transaction price and subsequently measured at amortized cost, considering contractual interest and monetary adjustments, less amounts received and expected credit losses (ECL).
Estimates and critical judgments
The Company considers these assumptions to be reasonable based on historical experience and current economic conditions and applies this percentage to outstanding invoices.
For customers with renegotiated balances, the Company also incorporates additional risk factors into the assessment, such as financial condition and any restrictions or credit alerts issued by credit protection agencies.

NOTE 10 - CONTRACTUAL TRANSMISSION ASSETS
The Company recognizes the asset arising from the construction of transmission infrastructure projects, within the scope of its concession contracts, under the item Contractual Transmission Asset. The movements in these assets for the years ended December 31, 2025, and 2024, is shown in the table below:

	2025	2024
Opening balance as of January 1	67,387,656	61,212,338
Construction revenue	4,800,378	4,161,735
Financial income	7,309,164	7,405,486
Regulatory remeasurements - Transmission	(4,081,630)	6,129,771
Transfers	(446,167)	1,154
Amortization	(10,708,558)	(11,522,828)
Final balance on December 31	64,260,843	67,387,656
Current	10,693,181	10,539,570
Non-current	53,567,662	56,848,086
The balance of the contractual transmission asset represents the present value of the consideration to which the Company becomes entitled as construction of the transmission infrastructure progresses. The discount rates applied at the inception of each project average 6.55% per year for renewed concession contracts and 6.63% per year for tendered contracts.
Of the total consolidated contractual transmission asset balance of R$64,260,843, R$24,431,847 corresponds to the right to consideration arising from the undepreciated infrastructure of the Basic Network of the Existing System (RBSE), arising from the renewal of concession agreements in 2012, under Law No. 12,783/2013. As of December 2024, the balances recorded by the Company amounted to R$67,387,656 and R$32,870,307, respectively.
10.1 Basic Network of the Existing System – RBSE
a.Periodic Tariff Review – RTP
In April 2025, ANEEL, through Dispatch No. 1,228, approved the adjustments to the results of the periodic review of the Annual Allowable Revenue (RAP) and the adjustment components related to transmission concession contracts extended under Law No. 12,783/2013. The effects will be recognized on RBSE receivables under Concession Contract No. 061/2001, held by the subsidiary AXIA Energia Nordeste, on an effective basis throughout the 2025–2026 tariff cycle.
Below, we present the original RAP and adjustment amounts resulting from ANEEL Approval Resolution No. 3,344/2024, and the revised amounts following the issuance of the dispatch:

Contract 061/2001	RAP	Adjustment portion	Total
Homologating Resolution No. 3,344/24	2,526,404	(25,982)	2,500,422
After Dispatch No. 1,228/25	2,327,143	(233,708)	2,093,435
b.RBSE Financial Component
Through the publication of Approval Resolutions No. 3,462/2025, 3,463/2025, 3,465/2025 and 3,468/2025, ANEEL approved a new revenue flow associated with the RBSE financial component, which relates to the cost of capital on the compensation not received between January 2013 and June 2017 for the undepreciated assets following the renewal of concession agreements in 2012. This result derives from the issuance of ANEEL Dispatch No. 1,746/2025, which ruled on administrative appeals filed by the Brazilian Association of Self‑Producers of Energy (ABIAPE), Energia Sustentável do Brasil S.A. (ESBR), and the Brazilian Association of Large Industrial Energy Consumers and Free Consumers (ABRACE). As this ruling concerns an appellate decision, it represents, at the administrative level, the conclusion of discussions on the matter.
As a result of the RTP adjustment at AXIA Energia Nordeste and the revision of the RBSE financial component determined by ANEEL Dispatch No. 1,746/2025, the Company recognized an expense of R$4,166,777 under regulatory remeasurements – transmission agreements. The following table presents the amounts recorded by each company:

Company	Remeasurement
AXIA Energia	1,757,088
AXIA Energia Nordeste	1,668,404
AXIA Energia Norte	498,033
AXIA Energia Sul	243,252
4,166,777
10.2 Approval of the RAP
On July 15, 2025, ANEEL published Approval Resolution No. 3,481/2025, which established the Annual Allowable Revenue (RAP) for electricity transmission concessionaires for the 2025/2026 tariff cycle.
The RAP amounts approved by ANEEL for active facilities, considering both the Basic Network of the Existing System (RBSE) RAP and the RAP not related to RBSE, for the 2025/2026 and 2024/2025 cycles, are as follows:

Company	RAP Cycle 2025/2026	RAP Cycle 2024/2025
AXIA Energia	6,778,066	6,904,773
AXIA Energia Nordeste	4,845,110	5,208,677
AXIA Energia Norte	2,970,029	3,000,087
AXIA Energia Sul	1,833,900	1,764,288
TMT	52,223	50,535
VSB	57,542	54,635
	16,536,870	16,982,995

Residual RAP adjustments, that is, those not related to RBSE financial component adjustments or to the AXIA Energia Nordeste tariff review, resulted in the recognition of revenue in the amount of R$85,147 under regulatory remeasurements

– transmission contracts. Considering all related effects, this line item resulted in a net negative amount for the period, corresponding to an expense of R$4,081,630.

The 2.62% reduction in RAP is primarily explained by the RBSE adjustments resulting from the RTP adjustment at AXIA Energia Nordeste and the revision of the financial component.
10.3 Annual Allowable Revenue (RAP) Received
After the transmission assets enter into operation and the contractual obligations have been fulfilled, the Company becomes entitled to the effective receipt of the RAP. For the years ended December 31, 2025 and 2024, the Company received the amounts presented below, segregated by performance:

Year	Infrastructure construction	Service provision (O&M)	RAP
2025	10,708,558	8,006,246	18,714,804
2024	11,522,828	7,725,358	19,248,186
Accounting Policy
In transmission concession contracts for electric power, the concessionaire has the contractual obligation (performance obligations) to build, operate, and maintain (O&M) the infrastructure.
Transmission companies are remunerated through the Annual Allowable Revenue (RAP) and through the residual values corresponding to the unamortized balance of transmission assets at the end of the concession term, when applicable.
The IFRS 15, establishes that an entity’s rights to consideration arising from performance obligations already satisfied, but whose receipt depends on the fulfillment of other contractual obligations must be recognized as contract assets.
In transmission activities, the enforceable right to receive RAP begins once the transmission asset enters into commercial operation. Therefore, the rights generated as the entity carries out the construction of the transmission asset are recognized as contract assets in the statement of financial position. The contract asset is composed of construction revenue and the financial accretion of the contract asset balance. Upon fulfilling the performance obligation related to the construction of the asset, AXIA Energia recognizes construction revenue based on the progress of the works, recording it against the contract asset.
Since the receipt associated with the construction activity occurs long after the related performance obligation is fulfilled, the balance of the contract assets is financially adjusted, and this accretion is recorded as financial income in the period (net operating revenue).
The financial discount rate (implicit interest rate) of each concession contract represents the rate that balances the projected cash flows, which includes the estimated construction and O&M costs, construction and O&M margins, projected RAP flows, and the projected residual value, when applicable. The financial discount rate must not be changed over the concession term. In addition to the implicit interest accretion, the contract asset is updated monthly based on inflation adjustments (IPCA or IGPM), due to RAP indexation. These financial updates of the contract asset are recorded as net operating revenue.
The contract asset is realized through the portion of RAP that amortizes the contract asset and through receipt of the residual value, when applicable. As the performance obligations to operate and maintain the transmission infrastructure are satisfied, the Company recognizes the right to the amounts corresponding to the RAP portion related to the operation and maintenance of the assets. This amount is recorded under trade receivables, with corresponding credit to operation and maintenance (O&M) revenue. This revenue does not pass through the transmission contract asset balance, since the right to receive RAP arising from O&M activities does not depend on the fulfillment of any other obligations.
Approval of RAP
In the second half of each year, ANEEL approves the RAP for the new cycle. Based on the approved amounts, the Company updates the future RAP cash flows related to the construction of the transmission asset. If the present value of the future RAP cash flows related to construction and the residual value, when applicable, using the discount rate determined for the concession, is not equal to the balance of the contract asset, the difference is recognized in construction revenue with a corresponding adjustment to the contract asset.
ANEEL’s Periodic Tariff Review (RTP)
The RAP amounts under the concession contracts are reviewed every five years through ANEEL’s periodic tariff review process (RTP), which primarily analyzes the structure of investments made and the capital remuneration rate, typically resulting in changes to future RAP amounts. After ANEEL publishes the RTP results, the Company remeasures the future cash flows related to the construction of the transmission asset, and, as a result, the balance of the contract asset is adjusted to reflect the new cash flow. The difference between the contract asset balance before the RTP and the contract asset balance after the RTP is recognized in profit or loss, under the line-item regulatory remeasurements – transmission contracts.
Estimates and critical judgments
For purposes of recognizing the contract asset, at the beginning of the concession the RAP is separated into two components:
•RAP for contract asset amortization: composed of the projected construction cost and the construction margin, which together represent construction revenue, plus the financial accretion of the contract asset, which represents financial revenue; and
•RAP for O&M: projected O&M cost plus the O&M margin (O&M revenue).
The profit margins considered in calculating transmission revenues are determined based on the Company’s desired return for each project, increased by the risk of construction delays (in the case of construction revenue) and the risk of regulatory penalties due to unavailability of transmission lines (in the case of O&M revenue).
Due to deviations between projected and actual results for the factors involved in calculating revenues and costs, the margins ultimately realized naturally differ from those initially projected.

NOTE 11 – TAXES AND CONTRIBUTIONS

	12/31/2025	12/31/2024	12/31/2025	12/31/2024

	Current assets		Current liabilities
IRPJ	1,389,967	1,194,549	47,646	26,475
CSLL	789,935	719,676	22,980	10,133
IRRF/CSRF	437,379	607,620	46,542	148,513
PIS/COFINS	33,795	68,572	544,868	707,786
INSS/FGTS	11,054	8,244	106,611	85,876
PAES/REFIS	—	—	46,327	69,492
ICMS	53,572	171,428	64,045	39,801
ISS	3,981	3,504	88,742	18,810
Others	47,082	57,821	53,592	39,283
	2,766,765	2,831,414	1,021,353	1,146,169

	Non-current asset		Non-current liability
PIS/COFINS	244,909	233,416	122,465	250,153
IRRF	2,575,568	2,351,320	—	32,766
ICMS	358,267	125,901	—	—
PAES/REFIS	—	—	76,317	89,569
Others	25	4,808	—	—
	3,178,769	2,715,445	198,782	372,488
11.1 Tax reform
The Tax Reform, enacted by Constitutional Amendment No. 132/2023 and regulated by Complementary Laws No. 214/2025 and No. 227/2026, replaces the taxes PIS, COFINS, IPI, ICMS, ISS and part of the IOF with a dual VAT system (“IVA dual”), comprised of the Contribution on Goods and Services – CBS, at the federal level, and the Tax on Goods and Services – IBS (state and municipal), in addition to the Selective Tax – IS, which is levied at the federal level.
The transition began in 2026, a period referred to as the “testing phase,” with reference rates of 0.1% for IBS and 0.9% for CBS. During this phase, taxpayers are not required to remit the taxes, but they must issue invoices under the new XML standard and may be subject to additional ancillary obligations.
Beginning in 2027, CBS will become collectible, while ICMS and ISS will be gradually replaced by IBS through 2033. As a result, it is not yet possible to determine the definitive impact of the new taxes (IBS, CBS and IS) on taxpayers.
In this context, in order to ensure the Company’s compliance with the new tax regime as from 2026, system and registry adjustments were implemented, along with operational and contractual reviews and personnel training to address the impact on the Company’s operations. In addition, ongoing studies are being conducted to assess potential prospective impacts of the new legislation.

NOTE 12 – INCOME TAX AND SOCIAL CONTRIBUTION
12.1 - Composition of deferred income tax and social contribution

	12/31/2025	12/31/2024
Tax differences through income
Tax loss carryforwards	12,784,666	9,429,496
Provision for litigation	7,044,354	3,835,152
Estimated loss in credits	2,508,922	782,071
Operational provisions	1,116,479	634,542
Impairment	583,704	178,506
Contractual Transmission assets	(9,109,911)	(12,748,145)
Renegotiation of hydrological risk	(642,641)	(828,508)
Accelerated depreciation	(293,599)	(301,060)
Financial instruments	1,209,858	(29,474)
Others	(257,300)	254,315
Tax Differences Recognized Through Other Comprehensive Income (OCI)
Deferred tax assets on actuarial losses	627,041	584,594
Financial instruments at fair value	(493,221)	(405,499)
	15,078,352	1,385,990
Tax credits
Income tax	19,264,090	11,014,760
Social contribution	9,644,530	4,801,139
Tax debits
Income tax	(8,561,300)	(9,534,459)
Social contribution	(5,268,968)	(4,895,450)
	15,078,352	1,385,990
The amounts recognized in the financial statements are the result of the Company’s best estimate of future taxable profits, and the basis of the recorded value is formed by the temporary differences, tax loss and negative basis of social contribution of each entity, whose expected realization is as follows:

2026	(384,500)
2027	265,254
2028	628,342
2029	790,807
2030	753,948
After 2030	13,024,501
15,078,352

12.2 - Reconciliation of taxes recognized in the result

	12/31/2025	12/31/2024	12/31/2023
Operating income (loss) before taxes	(6,979,950)	10,620,783	1,396,363

IRPJ and CSLL calculated at nominal rates	2,373,183	(3,611,067)	(474,763)

Effects of additions and deletions
Equity Method	630,353	10,168	515,523
Dividends / interest on equity (IOE)[1]	621,084	—	—
Tax loss offset	14,486	97,002	—
Tax incentives - impacts of deferral	211,031	402,828	290,574
Unrecognized / reversed deferred taxes	(3,173,560)	(623,082)	93,800
Deferral tax[2]	254,875	656,515	(663,640)
Other permanent additions and exclusions	117,450	203,890	893,556
Total (debit)/credit of IRPJ and CSLL of transactions	1,048,902	(2,863,746)	655,050

Effective tax rate (%) of transactions	—	26.96	—
			—
Constitution/reversal of tax credits	12,490,705	2,623,716	2,343,448

Total (debit)/credit of IRPJ and CSLL	13,539,607	(240,030)	2,998,498
[1] Shareholder remuneration used in Brazil, provided for under Brazilian corporate and tax legislation, which allows the Company to deduct such payments for tax purposes as a financial expense
[2]The movement includes, substantially, the effect between income tax nominal rate and subsidiaries’ income tax rate.
AXIA Energia, reassessed its projected future taxable income, which resulted the recognition of an additional portion of deferred tax assets related to tax loss carryforwards and negative social contribution tax base in the amount of R$3,355,170, as well as R$10,337,192 related to temporary differences. The balance of unrecognized temporary differences totaled R$2,492,915 (R$9,432,484 as of December 31, 2024) which are included under the unrecognized/reversed deferred taxes line. As of December 31, 2025, the total recognized deferred income tax and social contribution asset amounted to R$15,078,352 (R$1,385,990 as of December 31, 2024), net of deferred tax liabilities.
The Company’s projection of taxable results changed compared to 2024 primarily due to the following factors:
i.Energy price projections, reflecting the adoption of assumptions aligned with current market outlook, resulting in a projected price curve compared to the estimates previously used, considering expectations regarding demand, the evolution of Brazil’s energy matrix and macroeconomic assumptions; and
ii. A reduction in financial leverage compared to prior estimates, driven by the Company’s improved projected operational performance—particularly the gradual reduction of costs and expenses implemented over the past three years; the consolidation of centralized activities following the merger of Furnas, a company with a history of generating taxable profits, in the second half of 2024, the increase in transmission revenues due to reinforcement and improvement investments, and the projected evolution of energy prices referenced in item (i). The Company’s release from future financial contributions related to the construction of the Angra 3 nuclear plant also contributed to the reduction in financial leverage

The projections take into account the remaining terms of AXIA Energia’s transmission and power generation concession agreements, which expire in 2042 and 2052, respectively. Deferred tax assets arising from tax loss carryforwards and negative bases are expected to be realized through 2047, without assuming concession renewals beyond their original expiration dates.
12.3 - Other Tax Matters
12.3.1 - Uncertainty over Income Tax Treatments
The Company has adopted procedures to assess income tax treatments for which there is uncertainty regarding acceptance by the tax authorities. Although such tax treatments are currently under judicial challenge, the Company considers it probable that the positions adopted will ultimately be accepted by the competent authority, in this case, the Judiciary. However, the final outcome remains uncertain and is subject to factors beyond the Company’s control, including changes in case law and amendments to tax laws and regulations.
The judicial proceedings arising from the tax treatments adopted by the Company are described below. The estimated amounts involved are included in the balance of tax contingencies classified as possible losses (see Note 27.2).
•Annulment Action and Tax Enforcement related to IRPJ and CSLL (AXIA Energia)
This case concerns an Annulment Action filed by the merged entity Furnas against the Federal Treasury, challenging the tax assessment issued due to alleged irregularities in the calculation of Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL), arising from the exclusion of the reversal of the actuarial liability of Fundação Real Grandeza (FRG) from taxable income. Following an unfavorable final administrative decision, the Federal Government filed a Tax Enforcement Action to collect the assessed debt. The enforcement action remains suspended until a final judgment is rendered in the Annulment Action filed by the Company, in which it argued that, because the amount corresponds to an actuarial surplus, it should be excluded from the tax base and only taxed upon realization. This case has a favorable decision rendered by the Federal Regional Court (TRF) of the 2nd Region, published on September 25, 2024. However, on June 6, 2025, the proceedings were suspended pending judgment of Theme 1,255 of General Repercussion (a matter limited solely to attorney fees). The amount under dispute totals R$2,178,305 as of December 31, 2025 (R$2,060,752 as of December 31, 2024).
•Tax Enforcement and Objections to Tax Enforcement related to IRPJ and CSLL (AXIA Energia)
This case concerns a Tax Enforcement Action filed by the Federal Treasury seeking the collection of IRPJ and CSLL for the 2010 tax year. In addition to the taxes, the tax authorities imposed a 75% assessment penalty and a 50% isolated penalty. The enforcement action is currently suspended due to the filing of Objections to Enforcement, in which the trial court ruled that the isolated penalty was unenforceable. This decision was later upheld on appeal. The Federal Treasury filed a Special Appeal, which was not admitted, and no subsequent interlocutory appeal was filed. As a result, the decision regarding the unenforceability of the isolated penalty has become final and binding, and the Company has requested the correction of the debt instruments (CDAs) to reflect this outcome. The remaining tax assessment continues to be contested through Special and Extraordinary Appeals filed by the Company. The amount under dispute totals R$955,755 as of December 31, 2025 (R$899,043 as of December 31, 2024).
•Ordinary Action to challenge IRPJ and CSLL on indemnification for early reversion of concession assets (AXIA Energia Sul)
This case concerns an Ordinary Action seeking to exclude IRPJ and CSLL from the indemnification received due to the early reversion of fixed assets used in electricity transmission services and the renewal of concession agreements, pursuant to Provisional Measure No. 579/2012, converted into Law No. 12,783/2013, involving the merged entity Eletrosul Centrais Elétricas S.A. As of December 31, 2025, the case has an unfavorable judgment on the merits issued by the Federal

Regional Court (TRF) of the 4th Region, pending judgment of a Special Appeal. The amount under dispute totals R$938,232 as of December 31, 2025 (R$836,218 as of December 31, 2024).
•Annulment Action related to IRPJ and CSLL (AXIA Energia Sul)
This Annulment Action challenges IRPJ and CSLL assessments levied on revenue recognized under Law No. 8,727/1993, as well as related tax credits established by the Federal Revenue Service. On February 28, 2020, the trial court ruled in favor of AXIA Energia Sul, holding that the cash basis should apply to the taxation of amounts arising from the renegotiated debt, thus annulling all tax credits. On June 10, 2025, the reporting judge issued an opinion supporting full confirmation of the judgment. However, on September 25, 2025, a dissenting vote prevailed, overturning the decision on the core issue and holding that IRPJ and CSLL must be levied on revenue from the renegotiation of the debt under Law No. 8,727/1993 on an accrual basis, deeming the deferral of taxation until receipt improper. The decision is pending publication. The amount under dispute totals R$630,246 as of December 31, 2025 (R$624,047 as of December 31, 2024).
•Tax Enforcement Action seeking collection of IRPJ and CSLL on amounts related to the early reversion of concession assets (AXIA Energia)
This case concerns a Tax Enforcement Action brought to collect IRPJ and CSLL on the indemnification received for the early reversion of fixed assets used in the provision of electricity transmission services and the renewal of concession agreements, pursuant to Provisional Measure No. 579/2012, converted into Law No. 12,783/2013, involving the merged entity Furnas Centrais Elétricas S.A. The merits of the case are being contested through Objections to the Tax Enforcement Action, in which the trial court issued a favorable ruling to the Company, annulling the tax collection. As of December 31, 2025, the case awaits judgment of the Appeal filed by the Federal Government before the Federal Regional Court (TRF) of the 2nd Region. The amount under dispute totals R$821,739 as of December 31, 2025 (R$766,147 as of December 31, 2024).
•Tax Assessment Notice – IRPJ and CSLL (AXIA Energia)
This case concerns a Tax Assessment Notice issued for the collection of IRPJ and CSLL resulting from the disallowance of a deductible expense incurred in 2000, recorded as a tax loss in 2009 and offset in 2010, as well as the imposition of an isolated penalty. The administrative proceeding is pending before CARF (the Administrative Council of Tax Appeals) and has received an unfavorable decision from the Superior Chamber of Tax Appeals. The case is currently awaiting judgment of the Motion for Clarification filed by the taxpayer. The amount under dispute totals R$913,294 as of December 31, 2025 (R$852,517 as of December 31, 2024).
Accounting Policy
Income tax and social contribution, calculated on the profit adjusted for tax purposes, are recognized in profit or loss, classified between current and deferred, in the period in which the related results (profit or loss) occur. Income tax and social contribution relating to other comprehensive income are recognized directly in equity, without passing through profit or loss, and are presented in the statement of comprehensive income.
The Company evaluates uncertainties related to income taxes by considering the probability that the tax treatments adopted will be accepted by the tax authorities. When acceptance is not considered probable, the estimated effect of the uncertainty is recognized based on the most reliable amount expected to be paid or recovered as of the reporting date.
Current IRPJ and CSLL
Current taxes are recognized as an expense in profit or loss in the period in which taxable profit is determined, applying the tax rates in effect to the tax base adjusted in accordance with the applicable tax regime. Taxable profit is the amount of profit subject to taxation, calculated by adjusting accounting profit to include or exclude certain income and expense items that are treated differently for tax purposes.

Current income tax and social contribution are presented on a net basis, by taxable entity, when there is a legally enforceable right to offset the recognized amounts and an intention to settle them on a net basis.
Deferred IRPJ and CSLL
Deferred income tax and social contribution represent the tax effect arising from:
(i) revenue and expense items that, due to tax regulations, cannot be included in the tax base for the calculation of income tax and social contribution in the current period, but may be deductible or taxable in future periods (temporary differences); and
(ii) any tax loss for the period.
Deferred tax assets recognized in profit or loss, arising from temporary differences or tax losses, are recognized as assets based on projections of future taxable profit and the expected utilization of temporary differences, as well as considerations regarding tax planning opportunities that could enable the realization of the asset.
Estimates and critical judgments
To recognize and maintain deferred tax assets arising from accumulated tax losses and temporary differences, the Company projects its future results considering macroeconomic assumptions, its operational structure, and its strategic plan approved by the Board of Directors. These assumptions are subject to risks and uncertainties inherent to long‑term estimates, such as future energy prices, concession contract terms, and leverage levels, and may change the Company’s projections and, therefore, may affect the estimated amount of deferred tax assets.

NOTE 13 - LOANS, FINANCING AND DEBENTURES

	Average annual rates (%) in 2025	12/31/2025	12/31/2024
Loans and Financing
Amazonas Energia S.A.	15.76	4,414,786	4,592,148
Boa Vista S.A.	5.89	176,776	158,287
Others	10.85	205,778	195,722
(-) ECL		(4,606,147)	(4,772,272)
		191,193	173,885

Debentures
Transnorte Energia	—	—	464,714
		—	464,714

Principal		10,241	460,718
Charges		384	14,741
Current		10,625	475,459

Non-current		180,568	163,140

		191,193	638,599
The loans and financing granted are funded with the Company’s own resources and are substantially indexed to the IGP‑M and the IPCA. The profile of loans and financing receivable is presented in Note 37.4.
13.1 – Movements in Loans Receivable

	2025	2024
Opening balance as of January 1	638,599	628,150
Effect on cash flow:
Receiving principal	(447,231)	(12,675)
Interest received	(209,698)	(57,665)
Non-cash effect:
Expected Credit Losses (ECL)	166,125	(14,566)
Loss from write-off of Itaipu receivables	—	(9,964)
Exchange rate changes	33,846	94,042
Foreign exchange variations incurred	—	11,277
Monetary variations incurred	9,552	—
Final balance on December 31	191,193	638,599
In September 2025, the Company received the updated amount of R$483,375 related to the settlement of debentures issued by Transnorte Energia S.A. (TNE).

13.2 – Expected Credit Losses (ECL) on Loans Receivable
As of 31 December 2025, the expected credit loss (ECL) recognized amounted to R$4,606,149 (R$4,772,272 as of 31 December 2024). Of this amount, R$4,414,786 relates to Amazonas Energia, (R$4,592,148 on December 31, 2024) whose credits were fully recorded on December 31, 2024. For the financial year ended December 31, 2025, the receivables from Amazonas Energia remained fully provisioned. The Company does not recognize the monetary adjustment on these receivables, as it considers their collection to be unlikely.
Accounting Policy
The Company recognizes initially the financings and loans receivable at fair value, that, in those cases, represent the transaction values, and are later updated for interest, inflation and exchange rate variations less the values received and the Estimated Credit Loss - ECL.
Estimates and critical judgments
For the recognition of the PCE, the Company individually assesses debtors for default risk, taking into consideration the debtor’s financial position, historical default experience, and expectations based on known economic and financial information about such debtors.
NOTE 14 – REIMBURSEMENT RIGHTS AND OBLIGATIONS

	12/31/2025		12/31/2024			12/31/2025	12/31/2024
	AIC	CCC	AIC	CCC	Adjustment factor	Total
Right to compensation	112,816	1,840,582	356,173	2,269,962	79,613	1,953,398	2,705,748
Expected credit losses	—	(340,063)	—	(340,063)	—	(340,063)	(340,063)
Current	62,738	830,516	248,438	652,155	79,613	893,254	980,206
Non-current	50,078	670,003	107,735	1,277,744	–	720,081	1,385,479
Opening balance as of January 1	112,816	1,500,519	356,173	1,929,899	79,613	1,613,335	2,365,685
Effect on cash flow:
Amortization	(57,658)	(694,324)	(221,504)	(441,257)	(79,613)	(751,982)	(742,374)
Interest received	(13,393)	(153,487)	(46,017)	(65,701)	—	(166,880)	(111,718)
Non-cash effect:	—	—	—	—	—	—	—
Interest incurred	13,009	47,190	24,164	77,578	—	60,199	101,742
Final balance on December 31	54,774	699,898	112,816	1,500,519	—	754,672	1,613,335
Right to compensation	54,774	1,039,961	112,816	1,840,582	—	1,094,735	1,953,398
Expected credit losses	—	(340,063)	—	(340,063)	–	-340,063	-340,063

Current	52,598	699,898	62,738	830,516	—	752,496	893,254
Non-current	2,176	—	50,078	670,003	—	2,176	720,081
	54,774	699,898	112,816	1,500,519	—	754,672	1,613,335

	2026	2027
Reimbursement rights collection flow	752,496	2,176

(a)Fuel Consumption Account – CCC
Credits representing the right to reimbursement from the Fuel Consumption Account (CCC), related to the costs of electricity generation in isolated systems. These credits include costs associated with the procurement of energy and capacity linked to self‑generation for public electricity supply, sector‑related charges and taxes, as well as investments made.
(b)Reimbursement of Fixed Assets in Progress - AIC
They refer to amounts receivable from fixed assets of distributors that were controlled by AXIA Energia. The amounts will be received within 13 months and are updated by the SELIC or IPCA rate.

Accounting Policy
Reimbursement rights are initially measured based on the amounts approved by the Brazilian Electricity Regulatory Agency (“ANEEL”). Subsequently, such amounts are updated for the accrual of interest, monetary indexation and collections received.
The Company recognizes an expected credit loss on recoverable amounts related to the Fuel Consumption Account (“CCC”) that have not been subject to inspection and approval by ANEEL, in accordance with the expected credit loss model applicable to financial assets.
NOTE 15 – DIVIDENDS AND INTEREST RECEIVABLE
The amounts presented refer to dividends and interest on equity receivable, net of withholding income tax (IRRF), when applicable, arising from permanent investments held by the Company.

	12/31/2025	12/31/2024
Current
Associates
Lajeado Energia S.A.	101,136	102,544
Goiás Transmissão S.A.	64,745	56,882
Equatorial Maranhão Distribuidora de Energia S.A.	21	46,466
Interligação Elétrica do Madeira S.A.	48,607	49,696
Transenergia São Paulo S.A.	26,044	22,088
Paulista Lajeado Energia S.A.	5,969	16,361
CEB Lajeado S.A.	14,730	14,824
Belo Monte Transmissora de Energia S.A.	53,526	58,222
Mata de Santa Genebra Transmissão S.A.	—	11,480
Interligação Elétrica Garanhuns S.A.	13,841	13,845
ISA Energia	91,061	287,671
Others	50,462	41,604
	470,142	721,683

Accounting Policy
Remuneration from equity interests receivable, arising from the Company’s investments in the share capital of its subsidiaries, jointly controlled entities and associates (see Note 16), is recognized as an asset when such investees declare dividends and interest on equity to their shareholders.

NOTE 16 - INVESTMENTS
16.1 - Business Combination
16.1.1 - Eletronet
In April 2025, after all conditions precedent set out in the agreement between the parties had been fulfilled, the Company completed the acquisition of 51% of the share capital of Eletronet S.A., thereby increasing its ownership interest to 100%. As a result, AXIA Energia obtained control of Eletronet. The Company previously held a 49% interest in this investee prior to obtaining control, characterizing a business combination achieved in stages.
Eletronet is a privately held corporation operating in the telecommunications sector, providing high‑capacity data transport infrastructure and services. Its operations include the transmission of information signals, as well as the provision of IP transit services and high‑speed circuits.
Upon acquisition of control, Eletronet’s assets and liabilities measured at fair value and incorporated into AXIA Energia’s consolidated balance sheet on the acquisition date were as follows:

Fair Value
Cash and cash equivalents	8,432
Trade receivables	25,550
Taxes recoverable	25,806
Other assets	7,831
Deferred taxes	10,676
Property, plant and equipment, Intangible assets, Right‑of‑use assets	659,260
Intangible asset – Concession right	452,938
Total assets	1,190,493

Loans, financing and debentures	21,540
Trade payables	66,855
Payroll, social security and labor obligations	4,680
Taxes payable	8,817
Deferred taxes	44,466
Lease liabilities	250,175
Other liabilities	148,728
Total liabilities	545,261

(a) Net assets	645,232
(b) Consideration transferred	329,068
(c) Fair value of the previously held equity interest	316,164
(a) = (b) + (c)	—

The Company is not subject to contingent consideration arrangements and does not have rights to indemnification that could affect the purchase price.
The fair value of net assets acquired was determined using the Income Approach, based on discounted future cash flows, applying the following key assumptions:
a.Projected revenue;
b.Remaining useful life of intangible assets; and
c.Discount rate.
Upon obtaining control, Eletronet’s assets and liabilities measured at fair value were incorporated into AXIA Energia’s consolidated balance sheet. Based on the valuation, R$452,938 was allocated to an intangible asset related to the right‑of‑use assignment, and R$71,776 was allocated to property, plant and equipment.
On the acquisition date, the consideration transferred for the 51% interest acquired totaled R$329,068. The previously held 49% interest was remeasured at the fair value of the net assets acquired, as required by IFRS 3 on business combinations. The remeasurement effect of R$257,109 was recognized in profit or loss under “acquisitions and divestments results”.
As of December 31, 2025, the Company’s consolidated statement of profit or loss includes Eletronet’s net operating revenue of R$146,664 from May through December 2025, and net income of R$131,535 for the same period.
Had Eletronet’s results been consolidated from January 1, 2025, net revenue would have increased by R$69,105 and net income would have decreased by R$16,019. This estimate was obtained by aggregating the values of the acquired assets and does not reflect the amounts actually consolidated during the year. (The information presented in this paragraph has not been audited by the independent auditors.)
16.1.2 - Asset swap transaction with Companhia Paranaense de Energia – COPEL
In May 2025, the Company, together with its subsidiary AXIA Energia Sul, completed the asset swap transaction with COPEL.
AXIA Energia transferred its 49.90% minority interest in Mata de Santa Genebra Transmissão S.A. (“MSG”) and its 49.00% minority interest in the Mauá Hydroelectric Plant (“UHE Mauá”) to COPEL. In exchange, the Company received the Colíder Hydroelectric Plant (“UHE Colíder”) and a financial compensation of R$196,609.

Outflows	Fair value
Mata de Santa Genebra - AXIA Energia	503,129
Usina Hidrelétrica Mauá - AXIA Energia Sul	813,090
1,316,219

Inflows	Fair value
Cash – AXIA Energia	196,609
UHE Colíder - AXIA Energia	1,142,702
1,339,311

(=) Gain on bargain purchase	23,092

All interests involved in the transaction were measured at fair value on the date control was effectively transferred, and the assets and liabilities of UHE Colíder were incorporated into the Company’s balance sheet, as detailed below:

Fair value
Property, plant and equipment	1,616,372
Intangible assets	19,369
Total assets	1,635,741
Loans, financing and debentures	459,521
Trade payables	427
Other liabilities	33,091
Total liabilities	493,039

Net assets	1,142,702
The fair value of the consideration transferred was determined using the Income Approach, based on discounted future cash flows, applying the following key assumptions:
a.Concession terms;
b.Projected revenue;
c.Discount rate.
The Company recognized a gain of R$157,840 in profit or loss, composed of a loss of R$131,870 related to the disposal of MSG and a gain of R$289,710 related to the disposal of UHE Mauá, reflecting the difference between the fair values and the carrying amounts of the assets disposed of.
The agreement with COPEL provides for a payment of R$17,200 per day should the concession term of UHE Colíder be extended as a result of proceedings related to the delay in the start of commercial operation. The Company assessed the likelihood of success in obtaining such an extension as remote.
The Company is required to indemnify COPEL for any losses arising from judicial disputes related to MSG and UHE Mauá, associated with the interests previously held, up to a limit of R$250,000. In return, the Company is entitled to indemnification for losses associated with UHE Colíder arising prior to the transaction closing date, also limited to the same amount.
As of December 31, 2025, the Company’s consolidated statement of profit or loss includes net operating revenue of R$227,552 from June through December 2025, and net income of R$45,098 for the same period.
Had the acquisition of UHE Colíder occurred on January 1, 2025, consolidated net revenue would have increased by R$116,987 and consolidated net income would have increased by R$35,711. This revenue estimate was obtained by aggregating the values of the acquired asset and does not reflect the actual consolidated amounts for the year. (The information presented in this paragraph has not been audited by the independent auditors.)
16.1.2.1 - UHE Colíder
On May 30, 2025, the Company assumed the concession for the Colíder Hydroelectric Plant (UHE Colíder), a 300 MW facility located on the Teles Pires River, in the state of Mato Grosso. The plant previously belonged to Companhia Paranaense de Energia (COPEL), which remains temporarily responsible for its operation.

Between June and August 2025, technical events were recorded in the intake structure, including the sequential failure of four drains, which led to the recommendation for a controlled reservoir drawdown beginning on August 15. On August 29, a temporary suspension of the drawdown was recommended, and since then the reservoir has been maintained upstream at elevations between 266.10 and 267.10 meters.
Working alongside specialized geotechnical and geophysical diagnostic firms, the Company identified potential voids within the structure, which were addressed through grouting with colloidal mortar to halt internal erosion. This phase was completed in November 2025.
Following this intervention, the Company initiated additional tests and monitoring to assess the adequacy and effectiveness of the corrective measures. The results were satisfactory and allowed the safety classification of the dam to be reclassified from “alert” to “attention.”

In February 2026, the Company began the gradual and controlled refilling of the reservoir, in accordance with applicable safety guidelines and with a focus on protecting people and the environment. The refilling process was concluded in March 2026, when the reservoir level returned to elevation 272 meters which corresponds to the level observed prior to the commencement of the intervention works. Continuous monitoring activities and complementary technical studies remain in progress, with the objective of restoring the facility to a “normal” safety level.
16.2 - Changes in Investments

Equity interests and other investments	Shares (%)	12/31/2024	Capital reduction/ increase and others	Transfer held for sale	Other comprehensive results	Dividends and interest on equity	Equity equivalence	(Constitutions) Reversals of estimated losses	12/31/2025
Jointly subsidiaries companies
Norte Energia S.A. - NESA	49.98	4,786,242	—	—	—	—	(767,162)	7,262	4,026,342
Jirau Energia S.A.	40.00	3,668,709	(300,000)	—	—	—	155,417	-	3,524,126
Belo Monte Transmissora de Energia S.A. - BMTE	49.00	2,336,212	—	—	—	(141,726)	232,356	-	2,426,842
Interligação Elétrica do Madeira S.A. - IE Madeira	49.00	2,146,398	—	—	(43)	(176,106)	233,683	-	2,203,932
Companhia Energética Sinop S.A. - SINOP	49.00	617,373	—	—	—	—	6,331	34,247	657,951
Empresa de Energia São Manoel S.A.	33.33	498,366	—	—	—	-	(4,198)	81,828	575,996
Tijoá Participações e Investimentos S.A.	49.90	38,885	—	—	—	(43,073)	46,340	-	42,152
Interligação Elétrica Garanhuns S.A. - IE Garanhuns	49.00	561,301	—	—	—	(48,533)	67,154	-	579,922
Transnorte Energia S.A.¹	64.61	378,379	590,280	—	—	—	590,891	-	1,559,550
Sistema de Transmissão Nordeste S.A. - STN	49.00	283,121	—	—	—	(13,660)	18,745	-	288,206
Paranaíba Transmissora de Energia S.A.	24.50	268,624	—	—	—	(16,227)	29,211	-	281,608
Enerpeixe S.A.	40.00	254,081	—	—	—	—	(13,716)	-	240,365
Chapecoense Geração S.A.	40.00	268,702	—	—	—	(199,317)	211,119	-	280,504
MGE Transmissão S.A.	49.00	211,812	—	—	—	(14,494)	26,739	-	224,057
Goiás Transmissão S.A.	49.00	181,969	—	—	—	(15,948)	18,924	-	184,945
Rouar S.A.	50.00	154,286	—	—	(19,859)	(6,109)	13,559	-	141,877
Vamcruz I Participações S.A	49.00	134,817	—	—	—	(918)	3,865	-	137,764
Transenergia Renovável S.A.	49.00	107,180	—	—	—	(17,551)	9,056	-	98,685
Others	49.00	135,539	(42,585)	—	—	(7,553)	75,735	-	161,136
		17,031,996	247,695	—	(19,902)	(701,215)	954,049	123,337	17,635,960

Associates
Eletronuclear²	67.95	7,908,603	—	(7,824,762)	—	—	(83,841)	—	—
ISA Energia	21.63	3,724,184	—	—	(16,496)	(203,322)	489,655	—	3,994,021
Others	33.41% to 40.07%	2,062,622	—	(501,008)	41,562	(280,505)	370,163	—	1,692,834
		13,695,409	—	(8,325,770)	25,066	(483,827)	775,977	—	5,686,855

		30,727,405	247,695	(8,325,770)	5,164	(1,185,042)	1,730,026	123,337	23,322,816

______________________________________________________________________________
1The shareholders’ agreement establishes that control is achieved when the shareholding percentage exceeds two‑thirds, i.e., 66.66%.
2The 67.95% shareholding interest in Eletronuclear—comprising 35.90% of common shares and 99.99% of preferred shares—was reclassified during the period to assets held for sale. For further information, see Note 39.
3The shareholding interest in EMAE was reclassified to assets held for sale. For further information, see Note 39.

Equity interests and other investments	Shares %	12/31/2023	Capital reduction/increase and others	Transfer held for sale	Other comprehensive results	Dividends and interest on equity	Equity equivalence	(Constitutions) Reversals of estimated losses	12/31/2024
Jointly subsidiaries companies
Norte Energia S.A. - NESA	49.98	5,292,261	—	—	—	—	(835,909)	329,890	4,786,242
Jirau Energia S.A.	40.00	3,581,236	—	—	—	—	87,473	—	3,668,709
Belo Monte Transmissora de Energia S.A. - BMTE	49.00	2,151,544	—	—	—	(107,223)	291,891	—	2,336,212
Interligação Elétrica do Madeira S.A. - IE Madeira	49.00	1,961,829	—	—	—	(49,696)	234,265	—	2,146,398
Mata de Santa Genebra Transmissão S.A.	49.90	733,745	—	(692,276)	—	(89,807)	48,338	—	—
Companhia Energética Sinop S.A. - SINOP	49.00	639,077	—	—	—	(5,915)	24,934	(40,723)	617,373
Empresa de Energia São Manoel S.A.	33.33	579,508	—	—	—	—	687	(81,829)	498,366
Tijoá Participações e Investimentos S.A.	49.90	29,903	—	—	—	(33,709)	42,691	—	38,885
Interligação Elétrica Garanhuns S.A. - IE Garanhuns	49.00	543,270	—	—	—	(47,444)	65,475	—	561,301
Transnorte Energia S.A.¹	50.38	230,070	—	—	—	—	148,309	—	378,379
Sistema de Transmissão Nordeste S.A. - STN	49.00	264,072	—	—	—	(37,416)	56,465	—	283,121
Paranaíba Transmissora de Energia S.A.	24.50	249,010	—	—	—	(8,301)	27,915	—	268,624
Enerpeixe S.A.	40.00	263,636	—	—	—	—	(9,555)	—	254,081
Chapecoense Geração S.A.	40.00	215,378	—	—	—	(140,813)	194,137	—	268,702
MGE Transmissão S.A.	49.00	203,715	—	—	—	(15,383)	23,480	—	211,812
Goiás Transmissão S.A.	49.00	191,575	—	—	—	(24,498)	14,892	—	181,969
Rouar S.A.	50.00	123,443	—	—	36,139	(11,598)	6,302	—	154,286
Serra do Facão Energia	54.01	—	(54,013)	—	—	—	54,013	—	—
Vamcruz I Participações S.A	49.00	131,599	—	—	—	(486)	3,704	—	134,817
Transenergia Renovável S.A.	49.00	101,563	—	—	—	(1,681)	7,298	—	107,180
Others	49.00 to 54.01	148,084	(45,644)	(25,645)	—	(7,089)	65,833	—	135,539
		17,634,518	(45,644)	(717,921)	36,139	(581,059)	498,625	207,338	17,031,996
Associates
Eletronuclear²	67.95	7,213,354	—	—	133,068	—	562,181	—	7,908,603
ISA Energia	21.63	5,368,079	(1,511)	(2,279,664)	87,874	(325,103)	874,509	—	3,724,184
Others	33.41 to 40.44	1,884,351	5,030	—	3,650	(315,515)	485,106	—	2,062,622
		14,465,784	3,519	(2,279,664)	224,592	(640,618)	1,921,796	—	13,695,409

		32,100,302	(42,125)	(2,997,585)	260,731	(1,221,677)	2,420,421	207,338	30,727,405
16.3 - Estimated losses on investments
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
The assumptions used are the Company’s Management’s best estimate of future trends in the electricity sector and are based both on external sources of information and on historical data from the SPEs. The main premises are described below:
•Growth compatible with historical data and growth prospects for the Brazilian economy;
•Discount rate per year (after taxes*) specific to each SPE, respecting the capital structure and cost of debt of each one, using the WACC, using the same parameters, except for the capital structure and cost of debt, used to calculate the discount rates for corporate assets. For more information, see note 20;

•Revenues projected in accordance with the contracts, with no provision for extending the concession / authorization; and
•Expenses considering the Business Plan of each investee and the historical values realized.

	12/31/2025	12/31/2024
Norte Energia S.A.	—	7,262
Companhia Energética Sinop S.A. - SINOP	6,477	40,723
Empresa de Energia São Manoel	—	81,829
	6,477	129,814
16.4 - Measured at fair value

	Shares %	Fair value
	12/31/2025	12/31/2025	12/31/2024
Centrais Elétricas de Santa Catarina S.A - CELESC	10.75	520,408	333,818
Energisa Holding	0.11	244,410	171,873
Equatorial Energia Pará	0.99	132,076	125,704
Companhia Energética do Ceará - COELCE	6.33	157,394	120,320
Cia Estadual de Distribuição de Energia Elétrica - CEEE	4.62	28,326	44,661
Companhia Energética de Brasília - CEB	2.11	41,064	24,350
Rio Paranapanema Energia	0.47	14,129	13,136
Taesa	0.19	27,760	21,688
Auren Energia S.A.	0.04	5,186	4,605
Others	Between 0.01 to 0.29	4,786	1,079
		1,175,539	861,234

16.5 - Summary of information on the main jointly controlled undertakings and affiliates

	12/31/2025
	Participation %	Current assets	Non-current assets	Total assets	Current liabilities	Non-Current liabilities	Net worth	Total liabilities	Net operating revenue	Profit / (Net loss)
Jointly subsidiaries companies
Norte Energia S.A. - NESA	49.98	2,564,063	38,497,696	41,061,759	2,647,812	30,365,532	8,048,415	41,061,759	6,275,455	(1,543,674)
Jirau Energia S.A.	40.00	1,535,893	17,134,455	18,670,348	1,236,790	8,623,245	8,810,313	18,670,348	3,625,536	(388,540)
Belo Monte Transmissora - BMTE	49.00	1,270,186	8,568,229	9,838,415	724,772	4,160,904	4,952,739	9,838,415	1,083,302	459,950
Interligação Elétrica do Madeira S.A. - IE Madeira	49.00	888,487	6,336,631	7,225,118	447,305	2,279,994	4,497,819	7,225,118	768,933	476,992
Transnorte Energia S.A.	64.61	782,636	6,551,413	7,334,049	1,702,767	3,217,490	2,413,792	7,334,049	3,208,408	892,055
Associates
ISA Energia	21.63	7,087,439	40,113,933	47,201,372	1,886,771	23,877,590	21,437,011	47,201,372	9,411,153	2,511,015

	12/31/2025
	Cash and cash equivalents	Current financial liabilities*	Non-current financial liabilities*	Depreciation and amortization	Interest income	Interest expense	Income tax expense
Jointly subsidiaries companies
Norte Energia S.A. - NESA	847,695	1,278,988	27,008,042	(1,889,873)	339,038	(2,981,496)	9,178
Jirau Energia S.A.	919,023	890,672	8,317,741	(819,137)	246,147	(1,053,827)	(79,583)
Belo Monte Transmissora - BMTE	68,950	707,142	4,143,081	(1,553,901)	54,142	(308,944)	(230,754)
Interligação Elétrica do Madeira S.A. - IE Madeira	75	419,229	2,183,511	(1,331)	45,211	(103,426)	(107,793)
Transnorte Energia S.A.	1,510	1,604,673	3,110,874	(78,835)	18,132	(108,944)	(458,980)

	12/31/2024
	Participation %	Current assets	Non-current assets	Total assets	Current liabilities	Non-Current liabilities	Net worth	Total liabilities	Net operating revenue	Profit / (Net loss)
Jointly subsidiaries companies
Norte Energia S.A. - NESA	49.98	2,322,930	40,441,466	42,764,396	2,539,955	30,637,340	9,587,101	42,764,396	6,249,120	(1,675,978)
Jirau Energia S.A.	40.00	1,890,657	17,564,198	19,454,855	1,141,624	9,141,462	9,171,769	19,454,855	3,582,148	218,681
Belo Monte Transmissora - BMTE	49.00	1,278,940	8,374,140	9,653,080	660,683	4,224,616	4,767,781	9,653,080	1,159,427	500,304
Interligação Elétrica do Madeira S.A. - IE Madeira	49.00	1,228,448	6,352,671	7,581,119	760,573	2,440,143	4,380,403	7,581,119	747,614	478,090
Associates
ISA Energia	21.63	6,942,987	35,058,267	42,001,254	3,058,587	19,228,086	19,714,581	42,001,254	6,417,562	3,498,416
Eletronuclear	67.95	3,817,658	20,768,853	24,586,511	3,008,197	9,939,459	11,638,855	24,586,511	4,230,830	544,787

	12/31/2024
	Cash and cash equivalents	Current financial liabilities*	Non-current financial liabilities*	Depreciation and amortization	Interest income	Interest expense	Income tax expense
Jointly subsidiaries companies
Norte Energia S.A. - NESA	796,696	1,156,815	27,456,029	(1,767,877)	165,471	(2,531,993)	(258,683)
Jirau Energia S.A.	655,182	828,573	8,863,128	(729,033)	155,489	(946,475)	(117,962)
Belo Monte Transmissora - BMTE	43,100	427,470	4,427,363	(1,257,382)	46,015	(298,584)	(251,698)
Interligação Elétrica do Madeira S.A. - IE Madeira	41	748,397	2,337,740	(964)	48,829	(119,370)	(121,806)

16.6 - Market value of affiliates listed on the stock exchange

	% shareholding of capital stock			Fair value
Corporate participations	ON	PN	Total	12/31/2025	12/31/2024
ISA Energia	9.73	29.28	21.63	4,086,824	3,581,661
Equatorial Maranhão Distribuidora de Energia S.A.	33.34	37.29	33.41	1,708,332	1,270,047
Empresa Metropolitana de Águas e Energia S.A. - EMAE[1]	—	—	—	—	627,521
______________________________________________________________________________
1The shareholding interest in EMAE was reclassified to assets held for sale. For further information, see Note 39.

16.7 – Shares in guarantee
Since the Company has several lawsuits within the scope of the Judiciary, where it appears as a defendant, equity interests are offered as a guarantee, in the resources of these lawsuits, as follows:

12/31/2025				12/31/2024
Participations corporate	Value of investment	Restricted percentage (%)	Restricted Investment	Restricted Investment
ISA Energia	3,994,021	14.40	575,162	1,023,239
Centrais Elétricas de Santa Catarina S.A - CELESC	520,408	3.84	19,991	45,931
Energisa Holding	244,410	28.35	69,309	147,073
Companhia Energética do Ceará - COELCE	157,394	4.69	7,386	7,297
Auren Energia	5,186	100.00	5,186	958
Companhia Energética de Brasília - CEB	41,063	59.68	24,507	14,710
Companhia Estadual de Distribuição de Energia Elétrica – CEEED	28,326	32.18	9,116	14,251
Alagar Telecon	1,756	100.00	1,756	—
Investico	1,650	100.00	1,650	—
Others	1,479,893	0.07 a 0.20	1,135	298,546
	6,474,107		715,198	1,552,005

Accounting Policy
In the consolidated financial statements, the Company measures its investments in subsidiaries, jointly controlled entities and associates using the equity method (see Note 4.5), and other equity investments at fair value. The fair value considered for these equity interests corresponds to the current quoted price of the shares traded on the stock exchange.
Under the equity method, the investor’s share of the investee’s profit or loss for the period is recognized in the investor’s profit or loss as equity results.
Changes in the value of equity investments measured at fair value, arising from changes in share prices, are recognized directly in equity as other comprehensive income. Dividends received by the Company from these investees are recognized in profit or loss.
In the consolidated balance sheet, the assets and liabilities of the Company’s subsidiaries are presented, by nature, within the respective asset and liability captions and therefore do not form part of a consolidated balance of investments (see Note 4.5).
The Company accounts for transactions with non‑controlling interests as equity transactions with owners of the Company. For acquisitions of non‑controlling interests, the difference between any consideration paid and the acquired portion of the carrying amount of the subsidiary’s net assets is recognized directly in equity. Gains or losses arising from disposals of interests to non‑controlling interests are also recognized directly in equity, under “Other comprehensive income”.

Estimates and critical judgements
Losses from investments
For the purposes of impairment testing of its investments, except for those quoted in active markets, the Company determines the recoverable amount as the present value of estimated future cash flows, discounted using a rate that reflects current market assessments and/or the Company’s cost of opportunity, the time value of money, and the risks specific to the asset.
Combination of businesses
In the measurement process of a business combination, the Company applies assumptions and valuation techniques that involve the exercise of Management judgment, based on its business and management model and on the individual characteristics of the elements being evaluated, resulting in the measurement of the fair values of the assets acquired and the liabilities assumed.

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment items refer substantially to the infrastructure for generating electricity and corporate assets.
The following shows the movement of property, plant, and equipment:

	Dams, reservoirs and water mains	Buildings, civil works and improvements	Machines and equipment	Impairment	In progress	Right of Use	Others	Total
Average depreciation rate per year (%)	1.68	1.86	3.35	—	—	11.28	5.91
Costs	25,158,794	11,892,050	38,860,152	—	5,141,851	1,386,894	1,506,625	83,946,366
Accumulated Depreciation and Impairment	(12,613,616)	(6,119,738)	(25,661,881)	(1,175,712)	—	(1,236,369)	(284,994)	(47,092,310)
Balance on December 31, 2024	12,545,178	5,772,312	13,198,271	(1,175,712)	5,141,851	150,525	1,221,631	36,854,056
Business combination	—	—	348,705	—	—	238,779	71,776	659,260
Addition	834,729	264,123	620,314	(141,492)	1,980,405	116,947	(37,194)	3,637,832
Write-offs	(8,318)	(388)	(14,982)	550,083	(15,993)	(8,860)	(1,328)	500,214
Depreciation	(696,715)	(293,800)	(1,050,121)	—	—	(55,527)	(64,350)	(2,160,513)
Transfers assets held for sale	—	—	(518)	—	(1,943)	—	—	(2,461)
Transfers	325,474	(64,545)	3,583,171	—	(3,596,707)	—	(76,604)	170,789
Balance on December 31, 2025	13,000,348	5,677,702	16,684,840	(767,121)	3,507,613	441,864	1,113,931	39,659,177
Costs	26,307,719	12,017,354	42,336,055	—	3,507,613	1,733,760	1,453,320	87,355,821
Accumulated Depreciation and Impairment	(13,307,371)	(6,339,652)	(25,651,215)	(767,121)	—	(1,291,896)	(339,389)	(47,696,644)

	Dams, reservoirs and water mains	Buildings, civil works and improvements	Machines and equipment	Impairment	In progress	Right of Use	Others	Total
Average depreciation rate per year (%)	1.72	1.69	2.75	—	—	3.84	1.10
Costs	25,243,381	11,940,669	37,765,942	—	4,432,927	1,350,009	1,323,410	82,056,338
Accumulated Depreciation and Impairment	(11,880,149)	(5,814,104)	(25,383,948)	(1,702,404)	—	(1,191,038)	(279,273)	(46,250,916)
Balance on December 31, 2023	13,363,232	6,126,565	12,381,994	(1,702,404)	4,432,927	158,971	1,044,137	35,805,422
Addition	22,208	2,695	47,956	(116,508)	2,845,292	5,667	84,870	2,892,180
Write-offs	(12,775)	295	(22,400)	650,278	(16,048)	—	(12,315)	587,035
Depreciation	(914,695)	(355,849)	(544,344)	—	—	(45,331)	(47,014)	(1,907,233)
Transfers assets held for sale	(267,316)	(68,366)	(135,482)	—	(4,690)	—	(43,807)	(519,661)
Transfers	354,524	66,972	1,470,547	(7,078)	(2,115,630)	31,218	195,760	(3,687)
Balance on December 31, 2024	12,545,178	5,772,312	13,198,271	(1,175,712)	5,141,851	150,525	1,221,631	36,854,056
Costs	25,158,794	11,892,050	38,860,152	—	5,141,851	1,386,894	1,506,625	(83,946,366)
Accumulated Depreciation and Impairment	(12,613,616)	(6,119,738)	(25,661,881)	(1,175,712)	—	(1,236,369)	(284,994)	(47,092,310)
Accounting Policy
Property, plant and equipment are initially measured at cost. Cost includes expenditures directly attributable to the acquisition or construction of the assets and the costs required to bring the assets to the condition necessary for them to be capable of operating as intended. Subsequently, property, plant and equipment are stated net of accumulated depreciation and impairment losses, when identified (see Note 19). Property, plant and equipment items mainly relate to the Company’s electricity generation infrastructure under its concession arrangements. Depreciation of these assets commences when they are available for use and is recognized on a straight‑line basis over the estimated useful lives of each asset, considering the residual values at the end of the concession periods. The Company adopts the depreciation rates determined by ANEEL, as it considers that the useful lives estimated by the regulatory authority are appropriate for its assets, applying the annual depreciation rates for assets related to the electricity sector as established in the Electricity Sector Asset Control Manual (MCPSE). Assets linked to concessions that do not provide for indemnification at the end of the contractual term are depreciated over the concession or authorization period. The Company’s electricity transmission infrastructure is not classified as property, plant and equipment due to the contractual characteristics of the concession arrangements. Rights to consideration arising from the construction of transmission assets are recognized under “Contractual Transmission Asset” (see Note 10).
NOTE 18 - INTANGIBLE ASSETS

	Concession Rights	Software	Use of the public property	Intangible assets in progress	Impairment	Others	Total
Average depreciation rate per year (%)	2.66	9.86	1.60	—	—	1.28
Costs	81,916,771	929,008	298,841	609,906	—	425,870	84,180,396
Accumulated Amortization and Impairment	(5,197,924)	(408,998)	(101,577)	—	(36,576)	(262,048)	(6,007,123)
Balance on December 31, 2024	76,718,847	520,010	197,264	609,906	(36,576)	163,822	78,173,273
Business combination	452,938	—	—	—	—	—	452,938
Additions	24,576	12	242	479,047	—	99,876	603,753
Write-offs/Reversals	(9,203)	—	—	—	—	—	(9,203)
Amortizations	(2,241,005)	(122,393)	(7,208)	—	—	(53,660)	(2,424,266)
Transfers	(181,612)	406,577	—	(394,714)	—	(1,040)	(170,789)
Balance on December 31, 2025	74,764,541	804,206	190,298	694,239	(36,576)	208,998	76,625,706
Costs	81,989,472	1,328,544	299,083	694,239	—	518,360	84,829,698
Accumulated Amortization and Impairment	(7,224,932)	(524,338)	(108,785)	—	(36,576)	(309,362)	(8,203,993)

	Concession Rights	Software	Use of the public property	Intangible assets in progress	Impairment	Others	Total
Average depreciation rate per year (%)	2.42	6.54	2.36	—	—	1.03
Costs	81,960,541	633,504	314,044	562,560	—	396,819	83,867,468
Accumulated Amortization and Impairment	(3,268,833)	(363,511)	(98,695)	—	(43,654)	(226,534)	(4,001,227)
Balance on December 31, 2023	78,691,708	269,993	215,349	562,560	(43,654)	170,285	79,866,241
Additions	—	3,601	208	391,046	—	54,205	449,060
Write-offs/Reversals	(17,358)	(52,073)	—	(1,232)	—	(799)	(71,462)
Amortizations	(1,934,243)	(49,655)	(7,938)	—	—	(35,514)	(2,027,350)
Transfers for Assets Held for Sale	(35,533)	—	(10,770)	—	—	(5,501)	(51,804)
Transfers	14,273	348,144	415	(342,468)	7,078	(18,854)	8,588
Balance on December 31, 2024	76,718,847	520,010	197,264	609,906	(36,576)	163,822	78,173,273
Costs	81,916,771	929,008	298,841	609,906	—	425,870	84,180,396
Accumulated Amortization and Impairment	(5,197,924)	(408,998)	(101,577)	—	(36,576)	(262,048)	(6,007,123)
The balance of the concession right is composed mainly of amounts arising from the new agreements executed by the hydroelectric plants covered by Law No. 14,182/2021, within the scope of AXIA Energia’s capitalization process.
Accounting Policy
Intangible assets are initially measured at cost, which includes all expenditures directly attributable to preparing the asset for its intended use, or at the fair value of intangible assets acquired in a business combination. After initial recognition, the Company measures intangible assets at cost less accumulated amortization and any accumulated impairment losses, if applicable. The Company applies the amortization rates established by ANEEL, taking into consideration that the useful lives estimated by the regulator are appropriate for its assets, and uses the annual amortization rates for electricity‑sector assets set forth in the Electricity Sector Asset Management Manual (MCPSE). Intangible assets associated with concessions that do not provide for compensation at the end of the contractual term are amortized over the concession or authorization period.

NOTE 19 – RECOVERABLE AMOUNT OF LONG-TERM ASSETS
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
The key assumptions used in the impairment tests include the discount rate, observable macroeconomic data, contractual and market prices, among others, in addition to significant judgment applied in determining the cash‑generating units (CGUs). Further details are disclosed in the section on critical estimates and judgments.

The movement of impairment in the UGC is shown below:

Cash Generating Units	12/31/2023	Constitutions (Reversions)	12/31/2024	Constitutions (Reversions)	Write-offs	12/31/2025
Hydroelectrict power units - AXIA Energia	75,344	(75,344)	—	—	—	—
Hydroelectrict power units - AXIA Energia Norte	261,886	(261,886)	—	—	—	—
Hydroelectrict power units - AXIA Energia Nordeste	22,763	(22,763)	—	—	—	—
Hydroelectrict power units - AXIA Energia Sul	105,915	(105,915)	—	—	—	—
Casa Nova	266,255	140,908	407,163	141,492	—	548,655
Coxilha Negra[1]	591,926	(116,087)	475,839	(340,211)	—	135,628
Ibirapuitã	67,674	(36,680)	30,994	(27,705)	—	3,289
Entorno 2	55,687	(55,687)	—	—	—	—
Others	262,037	(320)	261,717	(310)	(181,858)	79,549
	1,709,487	(533,774)	1,175,713	(226,734)	(181,858)	767,121
1The reversals was mainly impacted by price curve assumptions, the progression of investments, and the commencement of commercial operations.
Accounting Policy
The Company periodically assesses whether there are indicators of impairment of its primary non‑financial assets. The assessment is performed at the level of a cash‑generating unit (“CGU”), which represents a group of assets capable of generating cash inflows that are largely independent of the cash inflows from other assets or groups of assets. When an indication of impairment exists, the recoverable amount of the CGU is estimated and compared with its carrying amount. If the recoverable amount is lower than the carrying amount, an impairment loss is recognized.
Estimates and critical judgments
With the advancement of the Company’s energy commercialization process, driven by the renewal of concessions and the resulting progressive removal of price caps from hydroelectric plants, the volume of uncontracted energy has gradually increased. As a result, energy sales occur in aggregated blocks, generating cash inflows that cannot be individually attributed to each hydroelectric generation asset.
The Company therefore considers, for hydroelectric assets, each subsidiary’s set of hydroelectric generation assets as a cash‑generating unit (CGU), as this represents the smallest identifiable group of assets that generates cash inflows which are largely independent from the cash inflows of other assets or groups of assets. For wind assets, the Company considers each wind farm as a CGU, primarily due to the operational integration of assets within each wind complex.
The Company performs a quarterly qualitative assessment of the recoverability of each CGU and, if any indicator of impairment is identified, the corresponding impairment test is carried out. Additionally, even in the absence of indicators, CGUs that recognized impairment losses in the prior year, or that previously presented a value in use close to the carrying amount of the long‑lived assets, are also tested.
The recoverable amount of each CGU is the higher of its value in use and its fair value. In summary, value in use corresponds to the present value of future cash flows generated by the CGU, while fair value represents the price that would be received to sell the asset in an orderly transaction.
As there is no active market for the trading of its CGUs and the Company believes that determining fair value based on market assumptions would approximate value use, which represents the present value of estimated future cash flows. The Company adopts value in use as the recoverable amount of its CGUs.
The main assumptions applied in determining value in use were as follows:

•Growth assumptions consistent with historical data and prospects for growth in the Brazilian economy;
•After‑tax discount rates for the year ended December 31, 2025, specific to the CGUs tested: 5.36% (regular tax regime), 6.54% (SUDAM/SUDENE tax benefit) and 7.50% (presumed‑profit regime) for generation CGUs with and without the SUDAM/SUDENE incentives, respectively (December 31, 2024: 5.75%, 6.50% and 7.11%), reflecting the Company’s weighted average cost of capital;
•Pre‑tax discount rates for the CGUs tested ranged between 6.73% and 9.02%;
•Projected revenues based on existing contracts, with no assumption of concession or authorization renewal; and
•Expenses allocated by CGU, projected based on the five‑year Strategic Plan and consistent with long‑term assumptions through the end of the concession terms, without considering future renewals or extensions.

NOTE 20 — SUPPLIERS

	12/31/2025	12/31/2024
Current
Goods, Materials and Services	2,923,676	1,878,391
Energy Purchased for Resale	913,400	771,509
CCEE - Short Term Energy	79,203	106,429
	3,916,279	2,756,329

Non-current
Goods, Materials and Services	11,646	7,697
Others	—	262
	11,646	7,959

	3,927,925	2,764,288
Accounting Policy
Obligations with the Company’s suppliers are recognized by the amounts of the transactions and settled by payments. There is no interest embedded in these obligations.

NOTE 21 — REGULATORY FEES

	12/31/2025	12/31/2024
Current
Research and Development - R&D and Energy Efficiency - EE	517,261	455,880
CDE Quota	159,475	127,734
RGR Quota	10,290	125,103
Compensation for the Use of Water Resources	149,006	45,441
PROINFA Quota	32,905	43,643
Electricity Service Inspection Fee	17,628	22,266
	886,565	820,067
Non-current
Research and Development - R&D and Energy Efficiency - EE	688,574	942,348
	688,574	942,348
	1,575,139	1,762,415
21.1 – Research and Development – R&D
Law No. 9,991/2000 establishes that electricity concessionaires are required to invest in research and development (R&D), aimed at technological improvement of the sector, in an amount equivalent to 1% of net operating revenue (NOR), allocated as follows:
i.0.40% to R&D projects;
ii.0.40% to the Fundo Nacional de Desenvolvimento Científico e Tecnológico (FNDCT); and
iii.0.20% to the Empresa de Pesquisa Energética (EPE).
Furthermore, pursuant to Law No. 14,120/2021, ANEEL, through Dispatch No. 904/2021 and Normative Resolution No. 929/2021, required the transfer to the Energy Development Account (CDE) of the uncommitted balances related to R&D program obligations as of August 31, 2020. ANEEL also established that 30% of the monthly R&D obligation must be allocated to the CDE, corresponding to a monthly remittance of 0.12% to the CDE, leaving 0.28% available for R&D projects.
21.2 - Global Reversal Reserve – RGR
The contribution to the Global Reversion Reserve (RGR) is the responsibility of public‑service electricity concessionaires, through a fee known as the “reversion and expropriation charge,” of up to 2.5% of the concessionaires’ and permit holders’ investments, limited to 3% of annual revenue. This fee is recognized as a component of the concessionaires’ cost of service. Transmission concessionaires awarded through auctions as of September 12, 2012, as well as transmission and generation concessionaires whose agreements were renewed under Law No. 12,783/2013, are exempt from this charge.
21.3 - Financial Compensation for the Use of Water Resources – CFURH
The financial compensation for the use of water resources for electricity generation was established by the 1988 Federal Constitution and corresponds to a rate of 7% applied to the amount of hydroelectric energy produced, measured in megawatt‑hours, multiplied by the updated reference tariff (TAR) set by ANEEL.
21.4 - Energy Development Account (CDE)
The Energy Development Account (CDE), established by Law No. 10,438/2002, is a sectoral charge designed to promote the country’s energy development. Its financial and operational management is carried out by the Electric Energy Trading Chamber (CCEE). The CDE is funded through annual quotas set by ANEEL and paid by agents that supply electricity to end consumers, in addition to other sources established in regulation. The CDE finances public‑policy programs such as tariff discounts for low‑income, rural and irrigation consumers, electricity generation in isolated systems through the CCC, concession indemnities, tariff moderation initiatives and support for the competitiveness of domestic coal.
21.5 - Incentive Program for Alternative Energy Sources (PROINFA)
PROINFA is a Federal Government program established under Law No. 10,438 of April 2002 to support the development of projects aimed at diversifying the Brazilian energy matrix and promoting alternative sources of electricity. The program seeks region‑specific solutions for the use of renewable energy sources.
Accounting Policy
The Company recognizes as obligations to collect sectoral charges calculated based on gross revenue for the financial period, in accordance with the percentages established by the laws. In the income statement, sector charges are presented in net revenue as reductions in gross revenue.

NOTE 22 – ONEROUS CONTRACTS

	Balance on 12/31/2024	Net reversals	Balance on 12/31/2025
Generation
Jirau Energia	627,061	(244,576)	382,485
Serena Geração S/A	46,848	(38,982)	7,866
Companhia Energética Sinop	10,527	(8,714)	1,813
Paulista Lajeado Energia S/A	—	2,456	2,456
BP Comercialização de energia	—	695	695
BRF Energia	—	1,000	1,000
	684,436	(288,121)	396,315

Current Liabilities	62,711	—	113,944
Non-Current Liabilities	621,725	—	282,371
	684,436	—	396,315
The reversal recognized for the year ended December 31, 2025, is substantially attributable to the improvement in the forward energy price curve.
Accounting Policy
The Company performs periodic assessments of its long‑term electricity purchase agreements to determine whether the unavoidable costs required to fulfill the contractual obligations exceed the expected economic benefits. When costs exceed benefits, the difference is recognized as a liability under the provision for onerous contracts. The recognition and reversal of these provisions are recorded within operational provisions in the statement of profit or loss.
Estimates and critical judgments
The economic benefits used in testing for onerous contracts are estimated based on future electricity sale price curves.

NOTE 23 – POST-EMPLOYMENT BENEFIT
23.1 - Post-employment benefit
The Company and its subsidiaries provide their current and future retirees, as well as their dependents, with post‑employment benefits, including pension benefits, health care assistance, and life insurance. These benefits are classified as Defined Benefit (DB), Defined Contribution (DC), Variable Contribution (VC), and Vested Benefit plans.
Due to the Company’s decentralized structure, each entity sponsors its own employee benefit package, as presented in the table below.

Types of post-employment benefits sponsored by AXIA companies
Pension benefit plans
Company	DB Plan	Defined Benefit Plan	DC Plan	Health plan
AXIA Energia	X		X	X
AXIA Energia Sul	X		X	X
AXIA Energia Nordeste	X	X	X	X
AXIA Energia Norte	X		X	X
Currently, all defined benefit, variable contribution and defined contribution plans are closed to new participants. At the end of 2024, the Company approved the maintenance of a single multi‑sponsor defined contribution (DC) plan, which does not meet the requirements of IAS 19 – Employee Benefits, as it does not expose the Company to actuarial risks.
The pension benefit plan exposes the Company to actuarial risks, such as investment risk, interest rate risk, longevity risk, and salary risk.
•Investment risk: The present value of the defined benefit pension plan obligation is calculated using a discount rate determined based on the yields of high‑quality private debt securities. If the return on plan assets is lower than this rate, a plan deficit will arise. Currently, the plan has a relatively balanced investment portfolio comprising equity instruments, debt instruments, and real estate. Due to the long‑term nature of the plan obligations, the pension fund’s board considers it appropriate for a reasonable portion of plan assets to be invested in equities and real estate in order to enhance the returns generated by the fund;
•Interest rate risk: A reduction in the interest rates on securities will increase the plan obligation. However, this effect will be partially offset by an increase in returns on the plan’s debt securities;
•Longevity risk: The present value of the defined benefit plan obligation is calculated by reference to the best estimate of the mortality of plan participants both during and after their period of employment. An increase in the life expectancy of plan participants will increase the plan obligation; and
•Salary risk: The present value of the defined benefit plan obligation is calculated by reference to the future salaries of plan participants. Accordingly, increases in participants’ salaries will result in an increase in the plan obligation.

Post‑employment Benefit Obligations – Amounts Recognized in the Balance Sheet:

	12/31/2025	12/31/2024
Social security plans benefits	3,485,357	3,531,505
Health plans and life insurance	94,934	174,716
Total post-employment benefit obligations	3,580,291	3,706,221

Current	303,832	289,840
Non-current	3,276,459	3,416,381
Total	3,580,291	3,706,221
23.1.1 - Social Security Plans
Amounts Recognized in the Balance Sheet and Income Statement for the Year:

	12/31/2025	12/31/2024
Present value of partially or fully covered actuarial obligations (a)	25,224,907	24,356,023
Asset ceiling	1,560,606	1,766,372
Debt contract	537,357	687,956
(–) Fair value of plan assets (b)	(23,837,513)	(23,278,847)
Immediate available values	603	1,337
Realizable assets	585,776	546,132
Fixed‑income investments	29,298,968	27,835,826
Variable Income Investments	2,120,273	2,268,799
Real estate investments	500,274	493,307
Structured investments	999,176	1,281,812
Loans and financing	317,539	396,303
Pension fund – reserve allocation	131,586	103,483
Others	55	815
(–) Defined contribution plan assets	(8,860,515)	(8,422,867)
(–) Operational liabilities	(112,313)	(139,415)
(–) Contingent liabilities	(239,595)	(205,646)
(–) Investment funds	(225,595)	(204,902)
(–) Administrative funds	(585,776)	(546,132)
(–) Pension funds	(92,943)	(130,005)
Net liabilities (a) + (b)	3,485,357	3,531,504
Income Statement - Social Security Plans

	12/31/2025	12/31/2024
Current service cost	14,786	40,101
Net interest costs	2,625,327	2,559,602
Actuarial expense / (revenue) recognized in the year	2,640,113	2,599,703

23.1.1.1 Present Value of Actuarial Obligations Partially or Fully Covered
The changes in the years ended December 31, 2025, and 2024, referring to social security plans are as follows:

	12/31/2025	12/31/2024
Opening balance as of January 1	24,356,023	29,632,116
Current service cost	14,786	40,101
Interest on actuarial obligation	2,625,021	2,559,602
Benefits paid during the fiscal year	(2,881,514)	(2,910,322)
Normal participant contributions	43,876	9,592
Gain/Loss on actuarial obligations arising from remeasurement	1,066,714	(4,975,066)
Actuarial gains/losses arising from changes in financial assumptions	1,626,301	(3,577,033)
Actuarial gains/losses arising from experience adjustments	(635,915)	(313,175)
Actuarial gains/losses – risk sharing (PED)	76,328	(1,084,858)
Final balance on December 31	25,224,906	24,356,023
23.1.1.2 Fair value of Plan Assets
The fair values of equity and debt instruments are determined based on quoted prices in active markets, whereas the fair values of investments in real estate developments held for lease and income generation are determined using the direct market comparison approach, applying the mathematical procedures recommended by ABNT Standards NBR 14,653‑1 and 14,653‑2, issued by the Brazilian Association of Technical Standards (ABNT).
The movements for the years ended December 31, 2025, and 2024, relating to the pension plans, are as follows:

	12/31/2025	12/31/2024
Opening balance as of January 1	23,278,847	25,989,959
Benefits paid during the fiscal year	(2,881,514)	(2,910,322)
Participant contributions made during the financial year	43,876	9,592
Employer contributions paid during the fiscal year	465,254	441,038
Gain/Loss on plan assets¹	2,931,050	(251,420)
Final balance on December 31	23,837,513	23,278,847
¹As of December 31, 2025, R$ 2,596,753 (R$ 2,253,077 as of December 31, 2024) relates to the expected return on assets for the year (interest income).
.

23.1.2 - Actuarial and Economic Hypotheses
The actuarial assumptions presented below were used to determine the defined benefit obligation and the expense for the year.

Economic Hypotheses
	12/31/2025	12/31/2024
Actual annual actuarial discount interest rate (%)	5.49 to 7.83	5.49 to 8.10
Projection of average wage increase (%)	0.00	0.00 to 0.98
Average annual inflation rate (%)	3.50	3.50
Expected return on plan assets (%)	3.50	3.50

(a)represents the maximum and minimum rates of return on plan assets.

Demographic Assumptions
	12/31/2025	12/31/2024
Table of active and inactive mortality	AT‑2000 Mortality Table (gender‑segregated), smoothed between 10% and 25%, and BR‑EMSsb‑v.2015 (Male and Female).	AT‑2000 Mortality Table (gender‑segregated), smoothed between 0.1% and 25%, and BR‑EMSsb‑v.2015 M&F
Table of mortality of disabled persons	RP‑2000 (Female); PUB‑2010 MI (gender‑segregated); RRB‑1983 (gender‑segregated); AT‑49 (Male); MI‑2006 (segregated); RP‑2000 (segregated); MI‑85 (gender‑segregated); AT‑83 IAM (Male).	RP‑2000 (Female); PUB‑2010 MI (gender‑segregated); RRB‑1983 (gender‑segregated); AT‑49 (Male); MI‑2006 (segregated); RP‑2000 (segregated); MI‑85 (gender‑segregated); AT‑83 IAM (Male).
Table of disability	Álvaro Vindas Mortality Table, smoothed at 50%; Light Mortality (Low); American Group Mortality Table; TASA 1927 Mortality Table, increased by 20%; Light Mortality (Medium).	Álvaro Vindas Mortality Table, smoothed at 50%; Light Mortality (Low); American Group; TASA 1927 Mortality Table, increased by 20%; Light Mortality (Medium).
The determination of the overall rate of return on plan assets considered market practice for Brazilian Federal Government securities, in accordance with the criteria recommended by national and international standards, for terms similar to the cash‑flow durations of the benefit obligations, under the so‑called duration concept.
The projected overall rate of return represents the weighted average of the expected returns for the different classes of plan assets. Management’s assessment of the expected return is based on historical return trends and market analysts’ forecasts for the assets over the term of the related obligation. As of December 31, 2025, the actual return on pension plan assets amounted to a positive R$2,931,050 on a consolidated basis (negative R$251,420 in 2024).
23.1.3 - Health Plans and Life Insurance
Amounts Recognized in the Balance Sheet and Income Statement for the Year:

	12/31/2025	12/31/2024
The Actuarial Present Value obligations	94,934	174,716
Net liability / (asset)	94,934	174,716

Net current service cost	—	9,702
Net interest costs	19,132	14,544
Actuarial expense / (revenue) recognized in the year	19,132	24,246
23.1.4 - The Actuarial Present Value Obligations
The changes in the years ended December 31, 2025, and 2024, referring to health plans and life insurance, are as follows:

	12/31/2025	12/31/2024
Opening balance as of January 1	174,716	162,635
Current service cost	—	9,702
Interest on actuarial obligation	19,132	14,544
Benefits paid in the year	(4,670)	(9,183)
Impact Resulting from Implementations in the Benefits Plan	13,403	—
Past service cost	—	(21,433)
Gain/Loss on actuarial obligations arising from remeasurement	(107,647)	18,451
Actuarial losses arising from changes in demographic assumptions.	(8,132)	(10,201)
Actuarial gains/losses arising from changes in financial assumptions.	3,076	(52,333)
Actuarial gains/losses resulting from adjustments based on experience.	(102,591)	80,985
Final Balance on December 31	94,934	174,716

23.1.4 - Consolidated Actuarial Results
Consolidated Actuarial Results of Defined Benefit Pension Plans, Health Care Plans and Life Insurance Recognized in Other Comprehensive Income (OCI) for the Year:

	12/31/2025	12/31/2024
Actuarial gains/losses recognized in OCI in the financial year - Social security benefit plans, health plans and life insurance	56,990	2,064,281
23.1.5 - Employer Contributions
As of December 31, 2025, the contributions made by the Company for the funding of the mathematical benefit provisions of the Defined Contribution (DC) Plan amounted to R$5,538 ( R$3,211 in 2024) and R$101,684 (R$62,479 in 2024) on a consolidated basis.
As of December 31, 2025, the contributions made by the Company for the funding of the mathematical benefit provisions of the Defined Benefit (DB) Plan amounted to R$46,704 (R$53,157 in 2024) and R$363,569 (R$373,562 in 2024) on a consolidated basis.
As of December 31, 2025, the Company expects to contribute R$26,576 to the defined benefit plan during the next year and R$319,333on a consolidated basis.
The weighted‑average duration of the defined benefit obligation is 7.17 years for the Company, and, on a consolidated basis, the obligation‑weighted average duration is 7.20 years.
Analysis of the expected maturities of undiscounted benefits from post‑employment defined benefit plans over the next ten years:

	2026	2027	2028	2029	2030	2030 onwards	Total
Social Security Program	2,771,503	2,526,661	2,298,920	2,087,285	2,522,521	13,018,323	25,225,213
The significant actuarial assumptions used in determining the defined benefit plan obligations are the discount rate, expected salary increases, and mortality. The sensitivity analyses presented below were determined based on reasonably possible changes in the respective assumptions at the end of the reporting period, with all other assumptions held constant.

	Scenario I (+1%)	Scenario II (-1%)
Defined benefit obligation	1,985,928	(1,717,306)
Expectation of wage growth	(12,481,640)	—
The sensitivity analysis presented may not be representative of the actual change in the defined benefit obligation, as it is unlikely that changes would occur in isolated assumptions, considering that certain assumptions may be correlated.
Furthermore, in preparing the sensitivity analysis, the present value of the defined benefit obligation was calculated using the projected unit credit method at the end of the reporting period, which is the same method applied in calculating the defined benefit obligation liability recognized in the balance sheet.
There were no changes compared to prior periods in the methods and assumptions used in the preparation of the sensitivity analysis.
23.1.6 – Employer Contributions
In the plans designated BD Eletrobras, CD Eletrobras, BD Eletrosul, BD CGTEE, BD Chesf, and CD Furnas, extraordinary contributions for the funding of coverage shortfalls in the reserves that support benefit payments are the responsibility of the Company and of the plan participants and beneficiaries, observing contribution parity, in accordance with the provisions set forth in the respective benefit plan regulations.
In the plans designated BD Chesf and BS Chesf, the subsidiary Chesf is responsible for fully funding the extraordinary contributions required to cover actuarial deficits, as provided for in the regulations of these benefit plans.
The amounts of the extraordinary contributions are subject to specific debt agreements entered into between Chesf and Fachesf, in accordance with the rules established by CNPC Resolution No. 30 of 2018, CNPC Resolution No. 42 of 2021, and Previc Resolution No. 23 of 2023. Matters related to the extraordinary funding of these plans are currently under analysis by the Company. Under the legislation governing private pension schemes in Brazil, extraordinary contributions for the funding of actuarial deficits identified in benefit plans are mandatorily required to be formalized through specific debt agreements, which establish the payment terms and the contribution ratio to be observed between the sponsoring entity and the plan participants and beneficiaries, in accordance with the funding proposal approved by the governance bodies of the private pension entity, always in compliance with the rules set forth in the respective plan regulations.
In judicial rulings involving benefit plans or the administrative management plan that impose financial responsibility on the sponsoring entity, the contribution proportions established in the respective plan regulations are observed, except in cases in which the contribution proportion itself is subject to challenge. Accordingly, even in the context of judicial decisions, the contribution parity between sponsors and plan participants and beneficiaries is respected, notwithstanding the existence of a history of default by participants arising from legal actions that challenge the extraordinary contributions.

23.2 –Payroll

	12/31/2025	12/31/2024
Current
Vacation allowance	160,119	282,101
Payroll	216,529	259,754
Vacation charges	70,029	80,393
13th‑salary charges provision	2,472	7,408
Profit or income sharing	556,928	230,500
13th‑salary charges	52	—
Social security contribution	28,847	48,052
Others	25,880	50,572
	1,060,856	958,780
23.3 - Post‑employment Benefit
The Company had a share‑based compensation plan based on stock options (the “Stock Option Plan”) and a share‑based compensation plan based on restricted shares (the “Restricted Share Plan”).
23.3.1 - Stock Option‑Based Compensation Plan
The share‑based compensation plan based on stock options is designed to provide long‑term incentives linked to the achievement of performance targets, aligning the interests of the Company, its shareholders, and the plan beneficiaries. Under this plan, the potential gains and risks associated with the Company’s performance are shared, which contributes, in particular, to the development of a high‑performance professional culture and to decision‑making that prioritizes long‑term results, the achievement and exceeding of targets, value creation, and the Company’s sustainable growth.
23.3.2 - Restricted Share‑Based Compensation Plan
The Restricted Share‑Based Compensation Plan (the “Restricted Share Plan”) aims to:
(i) retain the Company’s talent who have demonstrated strong high‑performance results and possess qualifications and professional profiles aligned with the Company’s current phase;
(ii) support the attraction of new talent for key positions within the scope of the Company’s ongoing restructuring process; and
(iii) encourage the Company’s sustainable development and growth and the maximization of long‑term value, in alignment with the value drivers of the capitalization process.

Accounting Policy
The Company and its subsidiaries sponsor pension plans, which are generally funded through payments to these pension funds, as determined by periodic actuarial valuations. The Company maintains defined benefit plans, as well as defined contribution and variable contribution plans.
Under defined contribution plans, the Company makes fixed contributions to a separate entity and has no legal or constructive obligation to make additional contributions if the fund does not hold sufficient assets to pay all employee benefits related to services rendered in the current and prior periods under this type of plan.
The Company makes contributions on a mandatory, contractual, or voluntary basis. The Company has no further payment obligation once the contributions have been made. Contributions are recognized as employee benefit expenses when due.

Contributions paid in advance are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.
A defined benefit plan differs from a defined contribution plan in that, under a defined benefit plan, the amount of the retirement benefit to be received by an employee is established in advance and generally depends on one or more factors such as age, length of service, and remuneration.
Under this type of plan, it is necessary to identify plans for which funding deficits are being addressed and whether the participants and/or beneficiaries bear a portion of such deficit. For plans for which a funding solution is in progress, the present value of defined benefit obligations is calculated taking into account contributions from employees or third parties that reduce the final cost of the post‑employment benefits offered by the sponsoring entities, representing the concept of risk sharing.
For plans for which no funding solution is in progress, the Company recognizes as an obligation the excess of the difference between the balance of the current obligation and the fair value of plan assets, without applying risk sharing, in accordance with the guidance set forth in CPAO Opinion No. 013 – “Risk Sharing” – Participation of employees and beneficiaries in the funding of pension plan deficits of closed private pension entities and the related impacts on the balance sheets of sponsoring companies, issued by the Actuarial Pronouncements Committee of the Brazilian Institute of Actuarial Science (IBA).
The liability recognized in the balance sheet in respect of defined benefit plans corresponds to the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflows. The discount rates used are consistent with market yields on securities denominated in the currency in which the benefits will be paid and with maturities similar to those of the corresponding pension plan obligations.
Actuarial gains and losses arise primarily from adjustments resulting from changes in actuarial assumptions and from the performance of plan assets and are recognized in other comprehensive income.
Past service costs are recognized immediately in profit or loss in the year in which a plan amendment occurs.
Certain entities within the Company provide post‑retirement health care benefits to their employees, as well as life insurance coverage for both active and inactive employees. Entitlement to such benefits is generally conditional upon continued employment until retirement age and completion of a minimum period of service, or upon disability while the employee remains in active service.
The expected costs of these benefits are accrued over the period of employment using the same accounting methodology applied to defined benefit pension plans. Actuarial gains and losses, resulting from experience adjustments and changes in actuarial assumptions, are recognized in other comprehensive income over the expected remaining service period of employees. These obligations are assessed annually by qualified independent actuaries.
Long‑term share‑based compensation programs are settled with equity instruments, under which the Company receives employee services in exchange for equity instruments. The fair value of the services received in exchange for the grant of options is recognized as an expense. The total expense is recognized over the vesting period, during which the specific vesting conditions are satisfied.

NOTE 24 - LOANS, FINANCING AND DEBENTURES
The composition of the loans, financings, and debentures payable by the Company is set forth below:

	Average annual rates in 2025 (%)	12/31/2025	12/31/2024
National Currency
Capital markets[1]	13.49	44,779,707	39,904,209
Development banks[2]	10.74	12,483,840	14,308,971
Banking market[3]	15.43	2,862,365	3,529,199
Other Institutions[5]	4.83	908,649	1,118,862
		61,034,561	58,861,241
Foreign currency
Capital market[1]	5.51	8,497,433	11,971,847
Development banks²	7.88	348,533	436,292
Banking market[3]	15.29	4,415,237	4,351,194
		13,261,203	16,759,333

		74,295,764	75,620,574

Financial Charges		1,376,210	1,100,380
Principal		11,827,957	11,709,492
Current		13,204,167	12,809,872

Non-current		61,091,597	62,810,702

		74,295,764	75,620,574
________________________________________________________________________
¹ The balance relates to transactions with BASA FNO, BNDES, BNB, and FINEP;
² The balance relates to loans and financings with financial institutions; and
³ The balance relates to bonds, debentures, and commercial notes.

The long-term portion of loans, financing, and debentures are scheduled to mature as follows:

2026	2027	2028	2029	2030	after 2030	Total
13,204,168	7,648,470	5,864,600	7,643,378	6,669,031	33,266,117	74,295,764

The composition related to the capital markets and its respective maturities is detailed below:

		12/31/2025		12/31/2024
	Maturity	Current	Non-current	Current	Non-current
Bonds
AXIA Energia	2/4/2025	—	—	3,095,646	—
AXIA Energia	2/4/2030	219,432	4,171,840	248,409	4,415,847
AXIA Energia	1/11/2035	264,344	3,841,818	249,206	3,962,739
		483,776	8,013,658	3,593,261	8,378,586
Commercial Notes
AXIA Energia	8/23/2025	—	—	520,428	—
AXIA Energia	8/23/2026	529,087	—	21,379	498,118
AXIA Energia	8/23/2027	370,987	332,581	377,797	665,745
AXIA Energia	8/23/2027	28,682	499,631	21,768	497,639
AXIA Energia	8/23/2028	257,585	798,524	42,662	990,422
		1,186,341	1,630,736	984,034	2,651,924
Debentures
AXIA Energia	7/15/2035	7,042	996,373	—	—
AXIA Energia	4/15/2026	1,239,532	—	31,785	1,200,000
AXIA Energia	4/25/2026	1,018,117	—	14,572	1,000,000
AXIA Energia	9/15/2028	139,224	2,975,632	107,834	2,965,193
AXIA Energia	4/15/2029	61,474	1,984,185	48,659	1,982,737
AXIA Energia	5/15/2029	5,788	992,672	5,546	951,227
AXIA Energia	11/15/2029	281,986	831,560	4,162	1,062,361
AXIA Energia	4/15/2031	16,802	1,929,708	18,458	1,856,017
AXIA Energia	4/15/2031	31,852	1,017,484	25,279	1,016,742
AXIA Energia	9/15/2031	81,291	4,297,860	76,849	4,087,442
AXIA Energia	9/15/2034	111,601	1,527,373	97,423	1,426,282
Madeira Energia S.A.	6/28/2038	2,226,785	2,557,305	1,091,601	4,438,108
AXIA Energia Nordeste	1/15/2029	22,431	83,590	25,459	98,775
AXIA Energia Nordeste	4/15/2029	28,603	1,000,000	23,592	997,109
AXIA Energia Nordeste	6/15/2031	321,810	4,616,781	299,048	4,357,062
AXIA Energia Nordeste	9/15/2031	56,199	1,336,250	36,271	1,336,250
AXIA Energia Nordeste	9/15/2034	24,096	566,250	15,640	566,250
AXIA Energia Sul	8/31/2028	96,708	165,999	10,177	248,932
AXIA Energia Sul	9/15/2028	—	—	14,095	95,585
AXIA Energia Sul	11/15/2028	135,492	267,519	628	384,651
AXIA Energia Sul	9/15/2029	3,439	255,506	3,166	244,117
AXIA Energia Sul	4/15/2031	5,007	528,404	4,594	503,820
AXIA Energia Norte	6/28/2028	55,820	83,333	55,765	138,888
AXIA Energia Norte	6/28/2028	95,693	142,857	101,359	232,334
AXIA Energia Norte	4/15/2031	—	—	9,631	1,008,502
AXIA Energia Norte	9/15/2031	59,541	1,333,171	35,527	1,332,652
AXIA Energia Norte	9/15/2034	25,571	564,854	15,402	564,693

AXIA Energia Norte	7/15/2032	19,070	323,799	—	—
AXIA Energia Norte	7/15/2032	42,438	619,802	—	—
AXIA Energia Norte	7/15/2035	63,588	939,691	—	—
AXIA Energia Norte	4/15/2031	47,045	1,022,081	—	—
AXIA Energia Norte	11/15/2032	14,338	1,994,066	—	—
AXIA Energia Norte	9/15/2035	31,284	638,857	—	—
		6,369,667	35,592,962	2,172,522	34,095,729

		8,039,784	45,237,356	6,749,817	45,126,239
24.1 - Changes in loans, financing and debentures
The changes presented below comprise the years ending December 31, 2025, and 2024:

	12/31/2025	12/31/2024
Opening balance as of January 1	75,620,574	59,460,369
Effect on cash flow:
Funding	8,032,447	29,965,839
Interest Paid	(5,349,234)	(6,411,738)
Principal Amortization	(11,312,024)	(16,009,832)
Non-cash effect:
Acquisition of subsidiary	21,540	—
Debt assumption	459,522	—
Interest and charges incurred	5,635,332	5,651,860
Monetary variation incurred	509,150	501,819
Exchange rate variation incurred	5,819	113,072
Fair value adjustment	672,638	2,434,141
Transfer to held for sale	—	(84,956)
Final balance on December 31	74,295,764	75,620,574

Funding Activities
For the year ended December 31, 2025, the Company raised funds as presented in the table below:

Company	Transaction	Issue Date	Maturity Date	Rate (% p.a.)	Amount (R$)
AXIA Energia	7th Debenture Issuance	11/13/2025	11/15/2035	DI + 0.85	1,000,000
AXIA Energia Norte	7th Debenture Issuance – Series 1	07/15/2025	07/15/2032	DI + 0.49	338,451
	7th Debenture Issuance – Series 2	07/15/2025	07/15/2032	DI + 0.57	661,549
	7th Debenture Issuance – Series 3	07/15/2025	07/15/2035	DI + 0.58	1,000,000
	8th Debenture Issuance	10/15/2025	09/15/2035	DI - 1.08	700,000
	9th Debenture Issuance	11/13/2025	11/15/2032	DI + 0.65	2,000,000
	Foreign‑Currency Loan	02/25/2025	02/27/2026	DI + 0.44	500,000
AXIA Energia Sul	Foreign‑Currency Loan	8/14/2025	8/16/2027	DI + 0.79	400,000
		8/8/2025	8/11/2026	DI + 0.50	350,000
		11/25/2025	12/4/2027	DI + 0.20	215,040
		11/25/2025	12/4/2026	DI + 0.50	322,560
		12/8/2025	12/16/2027	DI + 0.50	216,760
		12/15/2025	12/21/2026	DI + 0.20	245,000
Eletronet	Commercial Note	09/01/2025	09/01/2030	DI + 1.45	83,087
Total					8,032,447

24.2 – Guarantees
The Company participates, as an intervening guarantor, in several projects of its controlled and non‑controlled investees. The total exposure in guarantees corresponds to the sum of the commitments assumed for associates and jointly controlled entities, amounting to R$21,545,766 as of December 31, 2025 (R$25,453,409 as of December 31, 2024), as presented in the table below:

UNCONTROLLED COMPANIES
Guarantor	Enterprise/Project	Guaranteed Outstanding Balance in 2025	Guarantee Expiration
AXIA Energia	Amazonas Energia	45,826	2026
AXIA Energia	Angra I	44,750	2027
AXIA Energia	Angra III	2,691,188	2038
AXIA Energia	Angra III	3,106,469	2036
AXIA Energia	Caldas Novas Transmissão	1,104	2028
AXIA Energia	Transnorte Energia - TNE	466,155	2036
AXIA Energia	Transnorte Energia - TNE	484,044	2028
AXIA Energia	Transnorte Energia - TNE	593,244	2030
AXIA Energia	Transnorte Energia - TNE	519,022	2041
AXIA Energia	UHE Belo Monte - Norte Energia	13,593,964	2042
Guarantees for non-controlled companies		21,545,766

In October 2025, the Company entered into a purchase and sale agreement with J&F S.A. for the disposal of its entire interest in the associate Eletronuclear. The disposal transaction, once all conditions precedent have been fulfilled, requires the purchaser to assume the guarantees previously provided by AXIA Energia in favor of Eletronuclear. For further information, see Note 39.
The guarantees provided to controlled investees are presented separately, as their related balances are already recorded under loans and financing payable.
As of December 31, 2025, the amount guaranteed for controlled investees totaled R$29,005,780 (R$24,441,964 as of December 31, 2024), as presented in the table below:

CONTROLLED COMPANIES
Guarantor	Enterprise/Project	Guaranteed Debt Balance on 12/31/2025	Guarantee Termination (year)
AXIA Energia	Cash Reinforcement – AXIA Energia Norte	525,654	2026
AXIA Energia	UHE Passo de São João – AXIA Energia Sul	10,170	2026
AXIA Energia	Cash Reinforcement – AXIA Energia Sul	370,565	2026
AXIA Energia	Cash Reinforcement – AXIA Energia Sul	325,822	2026
AXIA Energia	Cash Reinforcement – AXIA Energia Sul	245,963	2026
AXIA Energia	RS Energia – AXIA Energia Sul	4,576	2027
AXIA Energia	RS Energia – AXIA Energia Sul	2,912	2027
AXIA Energia	Cash Reinforcement – AXIA Energia Sul	423,089	2027
AXIA Energia	Cash Reinforcement – AXIA Energia Sul	217,261	2027
AXIA Energia	Cash Reinforcement – AXIA Energia Sul	218,001	2027
AXIA Energia	Working Capital Strengthening – AXIA Energia Norte	735,063	2028
AXIA Energia	Working Capital Strengthening – AXIA Energia Norte	88,164	2028
AXIA Energia	Debenture Issuance – AXIA Energia Sul	406,076	2028
AXIA Energia	Debenture Issuance – AXIA Energia Norte	139,154	2028
AXIA Energia	Debenture Issuance – AXIA Energia Norte	238,550	2028
AXIA Energia	Working Capital Strengthening – AXIA Energia Norte	487,040	2028
AXIA Energia	Debenture Issuance – AXIA Energia Sul	263,776	2028
AXIA Energia	UHE Mauá – AXIA Energia Sul	58,877	2028
AXIA Energia	UHE São Domingos – AXIA Energia Sul	44,548	2028
AXIA Energia	Debenture Issuance – AXIA Energia Nordeste	1,028,603	2029
AXIA Energia	Debenture Issuance – AXIA Energia Nordeste	108,153	2029
AXIA Energia	Corporate Projects – AXIA Energia Nordeste	23,669	2029
AXIA Energia	Livramento Wind Complex – Entorno II – AXIA Energia Sul	136,307	2029
AXIA Energia	Belo Monte Transmissora de Energia – AXIA Energia Norte	219,484	2029
AXIA Energia	Debenture Issuance – AXIA Energia Sul	261,330	2029
AXIA Energia	UHE Santo Antônio	322,770	2030
AXIA Energia	Debenture Issuance – AXIA Energia Nordeste	4,930,464	2031
AXIA Energia	Debenture Issuance – AXIA Energia Nordeste	1,982,795	2031
AXIA Energia	Debenture Issuance – AXIA Energia Norte	1,988,177	2031

AXIA Energia	Debenture Issuance – AXIA Energia Norte	1,089,041	2031
AXIA Energia	Debenture Issuance – AXIA Energia Sul	544,347	2031
AXIA Energia	Casa Nova II and III Wind Farms – AXIA Energia Nordeste	98,511	2031
AXIA Energia	Corporate Transmission Projects – AXIA Energia Nordeste	88,946	2031
AXIA Energia	Transmissora Delmiro Gouveia – TDG	37,473	2031
AXIA Energia	Debenture Issuance – AXIA Energia Norte	2,015,088	2032
AXIA Energia	Transmissora Delmiro Gouveia – TDG	77,002	2032
AXIA Energia	Debenture Issuance – AXIA Energia Norte	2,127,651	2032
AXIA Energia	Linha Verde Transmissora – AXIA Energia Norte	108,659	2033
AXIA Energia	Corporate Transmission Projects – AXIA Energia Nordeste	178,562	2034
AXIA Energia	Debenture Issuance – AXIA Energia Norte	720,568	2035
AXIA Energia	Teles Pires	1,249,555	2036
AXIA Energia	Corporate Transmission Projects – AXIA Energia Nordeste	79,270	2036
AXIA Energia	UHE Santo Antônio	4,784,094	2038
Guarantees of controlled companies		29,005,780
For the year ended December 31, 2025, the Company recorded R$138,231 (R$143,925 as of December 31, 2024) under non‑current liabilities related to guarantee provisions.
24.3 – Assumed Obligations - Covenants
The Company has restrictive clauses (covenants) in certain loan, financing and debenture agreements. The main covenants relate to:
(i) net debt to EBITDA;
(ii) debt service coverage ratio (DSCR);
(iii) corporate guarantees;
(iv) requirements relating to changes in ownership control; and
(v) restrictions on the significant sale of assets.
There were no covenant breaches for the year ended December 31, 2025.

Accounting Policy
Loans, financing and debentures are initially recognized at fair value, which in these cases corresponds to the transaction amount, and are subsequently measured at amortized cost, updated for contractual charges (interest, monetary adjustments and foreign exchange differences) and repayments, except when they are designated under hedge accounting or the fair value option, in which case measurement is based on changes in fair value.
The balances presented in the loan, financing and debenture tables reflect the measurement criteria applicable to each obligation. Note 37.3.2 presents the roll forward of debt instruments designated in hedge relationships, which are measured based on changes in fair value.

To mitigate the risk of potential enforcement of guarantees provided by AXIA Energia for financing arrangements of non‑controlled entities, the Company records a provision ranging from 1% to 5% of the outstanding principal, depending on the assessed risk level, which is determined based on the historical execution of guarantees and the net working capital of the debtor entity.

NOTE 25 – OBLIGATIONS OF LAW No. 14,182/2021
Law No. 14,182/2021 established the conditions for obtaining new power generation concession grants, imposing the following obligations on the subsidiaries Furnas (merged into the Company in 2024), AXIA Energia Norte and AXIA Energia Nordeste:
(i) payments to the Energy Development Account (CDE); and
(ii) implementation of revitalization for river basins and projects in the Legal Amazon.

	Energy Development Account (CDE)	River Basin Revitalization	Total
Opening balance as of January 1, 2025	35,610,560	6,411,563	42,022,123
Effect on cash flow:
Amortization of Principal	(1,712,309)	(863,256)	(2,575,565)
Interest paid	(328,555)	(105,565)	(434,120)
Non-cash effect:
Inflation adjustment	1,524,820	240,112	1,764,932
Charges	2,670,067	319,226	2,989,293
Final balance on December 31, 2025	37,764,583	6,002,080	43,766,663

Current	2,713,674	1,024,824	3,738,498
Non-current	35,050,909	4,977,256	40,028,165

	Energy Development Account (CDE)	River Basin Revitalization	Total
Opening balance as of January 1, 2024	32,811,606	6,707,800	39,519,406
Effect on cash flow:
Amortization of Principal	(1,128,076)	(846,890)	(1,974,966)
Interest paid	(161,849)	(77,282)	(239,131)
Non-cash effect:
Inflation adjustment	1,604,681	288,081	1,892,762
Charges	2,484,198	339,854	2,824,052
Final balance on December 31, 2024	35,610,560	6,411,563	42,022,123

Current	1,951,819	964,380	2,916,199
Non-current	33,658,741	5,447,183	39,105,924

The non‑current portions of the obligations related to the CDE and to the River Basin Revitalization Program are measured at present value, using annual discount rates of 7.60% and 5.67% rate, respectively, scheduled as follows:

	Energy Development Account[1]	River Basin Revitalization[2]	Total
2026 (Current)	2,713,674	1,024,824	3,738,498
2027	1,834,451	570,985	2,405,436
2028	3,022,984	903,238	3,926,222
2029	2,809,496	871,580	3,681,076
2030	2,611,084	824,809	3,435,893
2031	2,426,683	780,548	3,207,231
After 2031	22,346,211	1,026,096	23,372,307
	37,764,583	6,002,080	43,766,663
___________________________________________________
1Maturity in 2047; and
2Maturity in 2032.

The nominal payment schedule (future amounts) related to the obligations arising from Law No. 14,182/2021, as determined by CNPE Resolution No. 015/2021, is indexed to the IPCA. These amounts are disclosed in the financial instruments note (see Note 37.3.2).
Accounting Policy
The obligations of Law No. 14,182/2021 (privatization of AXIA Energia) were initially recognized from the amounts presented in CNPE Resolution 015/2021, as amended by CNPE Resolution 030/2021. Subsequently, these obligations are adjusted for accrued interest, inflation adjustment (IPCA) and payments made.
The interest rates of the obligations were not presented directly in CNPE Resolution 015/2021, as a result, they were implicitly calculated from the present value of the obligations, the future flow of payments and the payment term.
The accrued interest and monetary adjustments are recorded in the income statement, in the financial income group.

NOTE 26 – RGR RETURNS
The Global Reversion Reserve (RGR) is a public fund created by Decree No. 41,019/1957 with the purpose of providing resources to:
(i) compensate concessionaires for the reversion of assets and facilities at the end of the concession term; and
(ii) finance the electricity sector.
The movements for the years ended December 31, 2025, and 2024 are presented below:

	12/31/2025	12/31/2024
Opening balance as of January 1	932,250	1,319,921
Cash flow effect:
Payment of principal	(250,803)	(392,681)
Interest paid	(19,333)	(50,369)

Non‑cash effect:
Interest incurred	33,591	55,379
Closing balance as of December 31	695,705	932,250

Current	695,705	492,276
Non-Current	—	439,974

NOTE 27 – PROVISIONS FOR LITIGATION AND CONTINGENT LIABILITIES
The Company and its subsidiaries are parties to several ongoing legal proceedings, primarily in the civil and labor spheres, which are at various stages of adjudication. The principal matters relate to the following:
Civil proceedings – Notably, actions in which the following matters are under discussion:
(a) differences in inflation adjustment and remuneratory interest on the Compulsory Loan, as well as related default interest;
(b) proceedings arising from payments, fines, and charges for alleged delays and defaults;
(c) civil actions related to consumer relationships, involving claims for moral and material damages arising mainly from alleged irregularities in consumption metering and undue charges; and
(d) actions involving renewals of energy commercialization contracts with sector agents, in which amounts and penalties are claimed for alleged contractual non‑compliance (early termination).
Labor proceedings – Notably, actions in which the following matters are under discussion:
(a) claims filed by employees of service providers; and
(b) actions related to issues arising from the Company’s own employment and labor relationships.
Tax proceedings – Notably, actions in which the following matters are under discussion:
(a) non‑approved PIS and COFINS offsets;
(b) IOF levied on loan (mutuum) agreements;
(c) deferral of the renegotiation of CCEE debts, as well as the indemnity nature of interest; and
(d) PIS and COFINS levied on financial revenues.

27.1 – Provisions for litigation
The Company and its subsidiaries recognize provisions in amounts sufficient to cover losses that are considered probable and for which a reliable estimate can be made, as follows:

	Civil	Compulsory Loan	Labor	Tax	Regulatory	Environmental	Land	Total
Balance on January 1, 2025	4,967,152	13,672,329	2,335,419	803,961	351,067	165,093	1,079,462	23,374,483
Acquisition of Control of Subsidiaries / Merger	1,051	—	848	—	—	—	—	1,899
Additions	898,307	814,236	1,109,138	89,932	105,034	195,901	788,044	4,000,592
Reversals	(1,058,526)	(1,693,399)	(458,380)	(156,791)	(186,431)	(22,119)	(247,287)	(3,822,933)
Inflation Adjustment	312,844	699,515	268,278	31,330	(55,575)	16,164	103,751	1,376,307
Judicial deposits	(25,730)	—	(5,866)	16,634	—	—	(1,167)	(16,129)
Environmental and Social Projects – Fixed Assets	—	—	—	—	—	—	11,346	11,346
Write-offs	(5,351)	—	(65,617)	—	—	—	(19,406)	(90,374)
Transfers	(1,187,529)	(1,803,780)	(38,322)	—	—	(155,236)	(570,372)	(3,755,239)
Payments (with direct effect on cash flow)	(127,057)	(631,033)	(289,310)	(79)	(89,035)	(9,561)	(25,746)	(1,171,821)
Balance on December 31, 2025	3,775,161	11,057,868	2,856,188	784,987	125,060	190,242	1,118,625	19,908,131
27.1.1 – Compulsory loan
As of December 31, 2025, the Company has compulsory loan lawsuits for which losses are considered probable, as highlighted below:
•Compulsory Loan
There is significant judicial litigation involving the Company, in which the majority of the proceedings seek to challenge the criteria applied for the inflation adjustment of book‑entry credits related to the Compulsory Loan on electricity consumption, as determined by the legislation governing the Compulsory Loan and applied by the Company, as well as the application of inflationary adjustments arising from economic plans implemented in Brazil. As of December 31, 2025, the Company had 2,714 proceedings provisioned in connection with this specific matter related to the inflation adjustment of book‑entry credits (3,065 proceedings as of December 31, 2024). For further information, see Note 28.
In connection with these proceedings, AXIA Energia recognizes provisions related to: (i) principal differences arising from inflation adjustment criteria; (ii) related remuneratory interest; and (iii) late‑payment interest (substantially the SELIC rate, applied to principal, restated interest and remuneratory interest).
For the year ended December 31, 2025, a net reversal of R$879,162 was recognized, resulting in a provision balance of R$11,057,868 (R$13,672,329 as of December 31, 2024) relating to Compulsory Loan lawsuits. This reversal results primarily from judicial settlements entered into by the Company.

	12/31/2025	12/31/2024
Principal	2,717,747	3,454,178
Adjustment of interest paid	11,725	14,509
Remuneration interest	1,444,505	1,918,403
Default interest	6,362,563	7,734,433
Attorney fees	411,110	455,042
Other funds	110,218	95,764
Total	11,057,868	13,672,329
27.1.2 – Civil
As of December 31, 2025, the Company has civil lawsuits for which losses are considered probable, as highlighted below:
•State of Piauí (AXIA Energia)
This case refers to Original Civil Action No. 3,024 (“ACO 3.024”), pending before the Brazilian Federal Supreme Court (STF), filed by the State of Piauí against AXIA Energia, the Federal Government and the Brazilian Development Bank (BNDES), seeking indemnification related to Companhia Energética do Piauí – CEPISA, the former electricity distribution concessionaire in the State of Piauí.
In May 2023, the STF jointly and severally ordered the defendants to pay indemnification corresponding to the difference between the minimum price set in June 2020 and the amounts previously received by the State as an advance, plus a premium equivalent to the average premium obtained by comparable companies at the time.
The State of Piauí initiated provisional enforcement of the judgment in the amount of R$3,590,000. In June 2024, this enforcement was suspended by a decision of Justice Luiz Fux, then the reporting Justice in ACO 3.024, granting the request filed by AXIA Energia. The decision assigned suspensive effect to the motion for clarification ("embargos de declaração") filed against the earlier judgment and determined the suspension of the enforcement proceeding until the case reaches final judgment.
In the judgment of the motion for clarification, BNDES was excluded from the lawsuit; joint and several liability were maintained only in relation to the Federal Government and AXIA Energia. AXIA Energia subsequently filed a second motion for clarification, arguing lack of standing, on the grounds that the reasoning applied to exclude BNDES should also apply to AXIA Energia. The motion, however, was not granted.
Recently, the additional motions for clarification filed by AXIA Energia, in which the Company again requests that the STF recognize its lack of standing or, alternatively, remove its liability for the damages claimed by the State of Piauí, was also not granted. The Company is awaiting the judgment to become final and unappealable, leading to the resumption of the sentence liquidation phase.
All coercive measures against AXIA Energia relating to the amount sought by the State of Piauí remain suspended. Moreover, AXIA Energia believes that the criteria for calculating any potential indemnification must be examined and determined during the liquidation phase. Accordingly, the Company does not consider it probable that an outflow of resources corresponding to the full amount under provisional enforcement will be required.
The Company will continue to take all appropriate legal measures to protect its interests in this proceeding.
•Enforcement of judgment related to the collection of PIS and COFINS in a civil dispute.
This matter relates to an enforcement of judgment proceeding filed by Cigás against Petrobras, Amazonas Distribuidora de Energia, AXIA Energia, and Banco do Brasil, seeking to assert Cigás’ right to have the payment slips related to the collection of PIS and COFINS settled by Banco do Brasil, as the payment account manager, through the use of amounts deposited by Amazonas Energia, in connection with the contract entered into between the parties.
The enforcement proceeding is currently suspended, pending the final ruling on the jurisdictional dispute to be decided in the main civil action. The amount under dispute totals R$704,589 as of December 31, 2025 (R$717,555 as of December 31, 2024).
•Partial nullity of contract amendment – Analytical Price Adjustment Factor “K” (AXIA Energia Nordeste)
AXIA Energia Nordeste is the plaintiff in an action seeking a declaration of partial nullity of an amendment to the civil works contract for the Xingó Hydroelectric Plant, executed with the consortium formed by Companhia Brasileira de Projetos e Obras – CBPO, CONSTRAN S.A. – Construções e Comércio, and Mendes Júnior Engenharia S.A., as well as the reimbursement, in double, of amounts paid under the so‑called “Factor K,” totaling approximately R$350,000 in historical value. The defendants contested the action and simultaneously filed a counterclaim seeking to hold AXIA Energia Nordeste liable for alleged overdue payments arising from the same contract amendment that, according to the defendants, had not been timely settled by the Company. Factor K refers to the application of a price adjustment index intended to offset inflationary effects stemming from economic stabilization plans implemented in Brazil in the late 1980s. The resulting price adjustments allegedly caused financial losses for the Company, leading to overpricing, in addition to the fact that no such provision existed in the original bidding notice for the consortium.
The original claim filed by AXIA Energia Nordeste was dismissed, and the defendants' counterclaim was upheld by a judgment later affirmed by the Pernambuco State Court of Appeals and by the Superior Court of Justice (STJ).
Following the final and unappealable decision that annulled the first enforcement proceeding, the defendants initiated the liquidation of judgment, given the complexity of the calculations and the significant amounts involved. Due to the complexity of the liquidation phase, there is currently no estimated timeframe for the final resolution of this matter.
27.2 - Contingent Liabilities
In addition, AXIA Energia and its subsidiaries have legal proceedings assessed as involving possible losses in the following amounts:

	12/31/2025	12/31/2024
Civil	16,481,664	15,831,744
Tax	16,572,932	16,732,259
Labor	3,034,611	2,151,677
Environmental	1,391,436	2,498,018
Regulatory	5,922,856	5,651,068
Land	12,230,821	11,190,893
	55,634,320	54,055,659
27.2.1 – Main Proceedings
•Public Civil Action – Public Prosecutor’s Office of the State of Mato Grosso (AXIA Energia) – Environmental
This case concerns a Civil Inquiry initiated by the State Prosecutor’s Office of Mato Grosso, under the supervision of the 15th Prosecutor’s Office for Natural Environmental Matters of Cuiabá, to verify the operational conditions of the Manso Power Plant (APM Manso). The proceeding has been closed, as the Prosecutor promoted its archiving, concluding that there was no basis for filing a Public Civil Action or adopting any judicial measure in this case.

•Infraction Notice – SEMAD/MG (AXIA Energia) – Environmental
This case concerns an Infraction Notice issued by the Minas Gerais State Secretariat for Environment and Sustainable Development (SEMAD/MG), imposing a fine for alleged environmental intervention related to flooding that occurred in the municipality of Capitólio, Minas Gerais.
•Nullity of Union Agreement (AXIA Energia Nordeste) – Land
This action is a Public Civil Action filed by the Federal Prosecutor’s Office (MPF) seeking a judicial declaration of nullity of the Addendum to the 1986 Agreement, executed in 1991 between AXIA Energia Nordeste and representatives of the Rural Workers’ Union Pole of the Sub‑Middle São Francisco region. The value assigned to the case is R$1,000,000. A trial‑court judgment was issued declaring the nullity of the 1991 agreement between AXIA Energia Nordeste and the Union Pole, which had modified the calculation method of the Temporary Maintenance Allowance (VMT) to the equivalent of 2.5 minimum wages; as well as ordering the payment of the differences calculated since 1991 between the amounts actually paid and the 2.5 minimum‑wage equivalent, duly adjusted for inflation and increased by late‑payment interest, for each family that received or still receives the VMT, for the respective period of receipt and within the territorial jurisdiction of the Judicial Subsection, except for those resettled families who entered into out‑of‑court settlement agreements and the public deed of donation with the Company, thereby waiving VMT benefits, and further rejecting the right of the interested parties to receive installments affected by the five‑year statute of limitations, counted from the filing of the action. Appeals were filed against the judgment by AXIA Energia Nordeste and by the MPF.
The 11th Panel of the Federal Regional Court of the 1st Region unanimously denied the appeal filed by the Federal Prosecutor’s Office and granted the appeal filed by AXIA Energia Nordeste, recognizing the statute of repose and dismissing the case with a judgment on the merits. As a result, the judgment that had previously ruled against AXIA Energia Nordeste was reversed. The Company is currently awaiting publication of the appellate decision.
•Public Civil Action – Federal Prosecutor’s Office of Bahia (AXIA Energia Nordeste) – Land
This Public Civil Action was filed by the Federal Prosecutor’s Office (MPF) in Bahia, seeking recognition that alleged occupants of the area flooded during construction of the Itaparica dam who were not resettled in irrigation projects are entitled to all rights provided under the 1986 Agreement entered into between AXIA Energia Nordeste and the affected communities. The case is pending before the Federal Court in Paulo Afonso (BA) and is currently at the appellate stage before the Superior Court of Justice (STJ). An injunction initially granted in favor of the MPF was subsequently overturned by the TRF‑1.
The case was dismissed with a judgment on the merits due to the recognition of the statute of limitations in the trial court decision. This ruling was upheld by the 5th Panel of the TRF‑1. The case is currently pending judgment of an interlocutory appeal filed by the MPF before the STJ, and the Company assesses the risk as possible.
•Claim for alleged losses to end consumers (AXIA Energia Nordeste) – Regulatory
This is a public civil action filed by ANEEL seeking to recover from AXIA Energia Nordeste alleged losses that end‑consumers of electricity would have incurred due to delays in the construction of the so‑called Shared Generation Facilities (ICGs). These losses would amount to a historical total of R$1,470,885. AXIA Energia Nordeste was served and submitted its defense in December 2015. After ANEEL filed its reply, the judge denied the production of evidence requested by AXIA Energia Nordeste. The court ordered that the Federal Prosecutor’s Office (MPF) be notified to comment, which it did. AXIA Energia Nordeste filed a motion requesting the suspension of the proceedings, as part of a strategy to submit the case to the Federal Public Administration Conciliation Chamber of the Office of the Attorney General (CCAF/AGU). In December 2017, the request for suspension was granted for a period of six months. A request was submitted to the CCAF/AGU in March 2018. A conciliation hearing was held, in which the parties did not demonstrate interest in reaching an agreement.

In September 2019, the court issued a judgment partially upholding the claim and ordering AXIA Energia Nordeste to reimburse the amounts paid by the CCEE. The trial judge concluded that the Federal Government had contributed to the delays; therefore, AXIA Energia Nordeste’s liability would be limited to the percentage of its own fault for the delays, which would be determined through expert evidence during the judgment‑liquidation phase. ANEEL filed an appeal. AXIA Energia Nordeste filed a motion for clarification.
The total amount, assessed as a possible loss, is R$2,964,085 (R$2,699,202 as of December 31, 2024).
•Energia Potiguar Geradora Eólica S.A. (AXIA Energia Nordeste) – Regulatory
In October 2022, a judgment was published regarding the ruling on the motion for clarification filed by AXIA Energia Nordeste in the lawsuit brought by Energia Potiguar against AXIA Energia Nordeste. In that judgment, the decision that had annulled the previous ruling favorable to AXIA Energia Nordeste was upheld and, in the same session, the appeals filed by the opposing parties were re‑judged, confirming the trial‑court decision that ordered AXIA Energia Nordeste to pay compensation for the losses allegedly caused by the delay in delivering the 230 kV Extremoz II – João Câmara II transmission line, part of Concession Agreement No. 019/2010.
In December 2023, the judgment was published in which the Ministers of the 1st Panel of the Superior Court of Justice unanimously granted the Interlocutory Appeal (Agravo) filed by AXIA Energia Nordeste to allow its Special Appeal, annulled the unfavorable decision, and ordered a new judgment by the State Court.
Following the remand of the case file to the appellate court, the appeal filed by AXIA Energia Nordeste was denied. After the motions for clarification filed by AXIA Energia were not granted, the Company will file a Special Appeal seeking to reverse its adverse judgment.

There is a reasonable expectation of a favorable result in Superior Court of Justice, where the Special Appeal will be judged. Considering the status of the judicial proceeding, the case has been classified as a possible risk.

•Tax Assessment Notice – PIS/COFINS (AXIA Energia)
This matter relates to an annulment action filed by the merged entity Furnas, seeking to cancel the assessment of PIS and COFINS levied on the following revenues: RGR included in the tax base; transmission revenues earned from Itaipu; and financial income recognized in December 2007 arising from the actuarial liability maintained with Fundação Real Grandeza (FRG). In addition, the tax assessment includes amounts that were not remitted as PIS and COFINS due to the Company having offset such amounts without submitting the corresponding PER/DCOMP filings. Following an unfavorable ruling on the merits, the Company’s appeal is currently pending judgment before the Federal Regional Court of the 2nd Region (TRF‑2). The total amount involved, classified as having a possible likelihood of loss, amounts to R$1,901,309 (R$1,801,737 as of December 31, 2024).
•Tax Assessment Notice – IOF (AXIA Energia)
This matter refers to a tax assessment notice issued for the collection of alleged IOF liabilities on loan (mutuum) agreements entered into by AXIA Energia as lender, calculated based on the daily outstanding balances. The administrative challenge is currently pending judgment. The total amount under discussion, classified as having a possible likelihood of loss, amounts to R$2,217,825 (R$2,025,240 as of December 31, 2024).
27.3 – Judicial Settlements

12/31/2025							12/31/2024
	Compulsory loans	Civil	Land	Environmental	Labor	Total	Compulsory loans
Opening balance as of January 1	1,105,534	—	—	—	—	1,105,534	896,745
Additions	1,942,616	1,309,957	570,372	145,894	39,243	4,008,082	2,264,972
Monetary adjustments	66,617	1,490	—	1,430	—	69,537	41,646
Reversals	(9,506)	—	—	—	—	(9,506)	(328)
Payments (cash effect)	(2,049,450)	(1,308,806)	(569,222)	(147,324)	(25,393)	(4,100,195)	(2,097,501)
Closing balance as of December 31	1,055,811	2,641	1,150	—	13,850	1,073,452	1,105,534
•Compulsory Loan – Judicial Settlements (AXIA Energia)
Within the scope of the provision related to the compulsory loan on electric power (ECE), the Company has been adopting measures to mitigate the associated risks.
In this context, AXIA Energia, with the objective of aligning its strategy with respect to the legal proceedings related to this matter, aiming to obtain decisions within the parameters established by the Superior Court of Justice (STJ) and to enter into economically favorable judicial settlements, achieved, in 2025, a reduction of this obligation in the amount of R$2,614,461 (R$3,591,238 as of December 2024).
Considering the settlements executed and, following the transfer of the respective amounts from the provision to the compulsory loan, settlements line item within current liabilities, payments totaling R$2,049,450 were made in connection with settlements that have already been judicially approved with final and unappealable decisions (res judicata). As of December 31, 2025, the obligation related to compulsory loan settlements remains outstanding at an updated amount of R$1,055,811 (R$1,105,534 as of December 2024).
Accounting Policy
Future disbursement risks related to litigation are recognized in the balance sheet under “Provisions for Litigation” when there are present obligations (legal or constructive) arising from past events, the settlement of which is considered probable, and for which the amounts can be reliably estimated based on Management’s assessment. The amounts recorded reflect the estimated costs associated with the expected outcomes of the respective legal proceedings.
Future disbursement risks related to litigation (contingent liabilities) for which settlement is considered possible are disclosed only in the notes to the financial statements and are not recognized as liabilities of the Company.
Judicial deposits, recognized as assets of the Company, are initially measured at the amount deposited and subsequently adjusted for monetary indexation based on the indices determined by the courts, which vary depending on the nature of the legal proceeding. The balance is reduced when deposits are released, either to the Company or to the counterparty.

Estimates and critical judgments
The assessment of disbursement risks is supported by Management’s judgment, together with its internal and external legal counsel, considering prevailing case law, decisions issued by lower and higher courts, the history of settlements and rulings, the experience of Management and legal advisors, as well as other relevant factors.

NOTE 28 — COMPULSORY LOAN
28.1        Share Issuance Implementation
This item represents a liability of the Company corresponding to an amount equivalent to Class "B" preferred shares, which were used as consideration in judicial proceedings involving the inflation adjustment of compulsory loan credits converted through four shareholders’ meetings held by the Company.
In order to be entitled to receive the credits arising from these proceedings, contributors are required to register in the Share Request System (Sistema de Solicitações de Ações – SAC).
As of December 31, 2025, the Company held 822,505 Class "B" preferred shares (PNBs) issued for the settlement of compulsory loans, recorded in the Company’s equity and identified as “shares with shareholders to be identified.” These shares relate to portions of contributions for which the contributors did not register in the SAC and/or did not meet all the requirements necessary for the issuance of the PNB shares.
Starting in 2008, the Company used the balance of shares related to compulsory loan contributors that had not yet been identified to settle judicial proceedings related to differences in the inflation adjustment of compulsory loan credits. As a corresponding entry, as of December 31, 2025, the Company recorded a liability related to the potential obligation to deliver such PNB shares.

	12/31/2025	12/31/2024
Opening balance as of January 1	1,326,925	1,257,291
Effect on cash flow:
Interest payment	—	(2,240)
Non-cash effect:
Provision	201,303	70,207
Debt charges	—	18,550
Inflation adjustment	13,583	23,547
Write-offs	(135,351)	(40,430)
Final balance on December 31	1,406,460	1,326,925
Accounting Policy
The balance recorded in the compulsory loan account represents the obligations that the Company recognizes to the creditors of these loans. These obligations are updated for interest and monetary adjustments, with the effects recognized in finance income (expense). The interest in compulsory loans is settled through cash payments, while the principal balances, adjusted for inflation adjustment, are settled primarily through the delivery of the Company’s shares, but may also be settled through cash payments arising from judicial settlements entered into with creditors.

NOTE 29 – SHAREHOLDER REMUNERATION

	12/31/2025	12/31/2024
Opening balance as of January 1	2,486,778	1,110,416
Effect on cash flow:
Dividend payment	(12,186,149)	(1,307,858)

Non-box effect:
Additional dividends proposed for 2023	—	216,114
Additional dividends proposed for 2024	1,535,239	—
Additional dividends proposed for 2025	6,742,363	—
Mandatory minimum dividends	1,557,637	2,464,804
Others	(5)	(8,334)
Balance as of December 31	135,863	2,486,778
In January and May 2025, the Company paid dividends related to the year 2024 in the amounts of R$2,201,690 and R$1,798,310, respectively.
In August and December 2025, the Company made interim dividend payments in the amounts of R$4,000,000 and R$4,300,000 respectively, using a portion of the balance of the statutory reserve calculated as of June 30 and September 30, 2025. These amounts were, at year‑end, considered as part of the dividend to be determined against the 2025 results.
Accounting Policy
AXIA Energia has a dividend distribution policy which, in accordance with its Bylaws, ensures that its shareholders are entitled, in each year, to dividends and/or interest on equity of no less than 25% of adjusted net income, as provided for under the Brazilian Corporation Law (Lei das Sociedades por Ações), as amended, and does not allow capital reserves to be used for the payment of dividends.
The amount of dividends corresponding to the minimum mandatory distribution established by law is recognized as a liability, and the amount of dividends in excess of the minimum mandatory distribution is recognized within equity, under the caption “additional proposed dividends,” until approval by the General Shareholders’ Meeting.
NOTE 30 - LONG‑TERM OPERATING COMMITMENTS
The Company’s long‑term commitments, primarily related to electricity purchase and sale agreements, are as follows:

Commitments	2027	2028	2029	2030	2031	After 2031
Regulated Prescription	6,454,175	6,272,258	6,255,744	6,255,744	6,255,788	62,433,076
Energy purchase	2,805,169	2,236,200	1,861,602	1,804,670	1,464,963	8,033,391
Accounting Policy
The Company discloses its commitments to the acquisition of transmission and generation infrastructure. In addition, commitments related to energy purchase agreements are also presented.
These commitments represent arrangements that may result in future cash outflows or the use of other resources. They are presented with the contractual amounts agreed upon, based on the prices in effect at the reporting date, without applying contractual indexation or inflationary adjustments.

NOTE 31 - SHAREHOLDERS EQUITY
31.1 Capital stock paid up
As of December 31, 2025, AXIA Energia’s share capital amounted to R$10,002,701 (R$69,992 as of December 31, 2024), composed of subscribed capital of R$100,135,201 (R$70,099,826 as of December 2024), net of R$108,186 in share issuance costs. The Company’s shares have no par value. As provided in Article 5 of the Company’s Bylaws, the Board of Directors is authorized to increase the share capital up to the limit of R$130,000,000.
Share capital is presented below by major shareholders and by share classes:

	12/31/2025
	COMMON		PREFERRED								TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	Class A	%	Class B	%	Class C	%	Golden Share	%	QUANTITY	%
Government Group¹	917,501,485	45.23	—	—	38,631,477	13.80	250,446,588	41.27	1	100.00	1,206,579,551	41.39
Non‑resident Shareholders	632,785,934	31.19	1,600	1.09	104,881,503	37.47	119,950,689	19.77	—	—	857,619,726	29.42
ADR	53,413,903	2.63	—	—	5,067,077	1.81	15,371,017	2.53	—	—	73,851,997	2.53
Treasury Shares	52,799,078	2.60	4,361	2.97	7,362,600	2.63	15,813,910	2.61	—	—	75,979,949	2.61
FMP – FGTS Eletrobras²	48,465,930	2.39	—	—	0	—	10,476,141	1.73	—	—	58,942,071	2.02
Other Individuals and Legal Entities	323,577,956	15.95	140,959	95.94	123,998,736	44.29	194,737,772	32.09	—	—	642,455,423	22.04
Total	2,028,544,286	100.00	146,920	100.00	279,941,393	100.00	606,796,117	100.00	1	100.00	2,915,428,717	100.00
¹ The Government Group comprises the following shareholders: Federal Government, BNDES/BNDESPAR, FND, FGHAB, Banco do Nordeste, BB Asset, Caixa Asset, Petros and Previ.
² The FMP amount does not include the privatization funds managed by BB Asset and Caixa Asset, which are already included within the Government Group total.

	12/31/2024
	COMMON		PREFERRED						TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	Class A	%	Class B	%	Golden Share	%	QUANTITY	%
Government Group¹	938,909,404	46.32	—	—	39,144,977	13.98	1	100.00	978,054,382	42.39
Non‑resident Shareholders	574,687,848	28.35	1,600	1.09	106,094,337	37.90	—	—	680,783,785	29.51
ADR	50,908,103	2.51	—	—	4,812,944	1.72	—	—	55,721,047	2.42
Treasury Shares	52,224,491	2.58	4,361	2.97	7,237,000	2.59	—	—	59,465,852	2.58
FMP – FGTS Eletrobras²	49,752,278	2.45	—	—	—	—	—	—	49,752,278	2.16
Other Individuals and Legal Entities	360,529,374	17.79	140,959	95.94	122,652,135	43.81	—	—	483,322,468	20.95
Total	2,027,011,498	100.00	146,920	100.00	279,941,393	100.00	1	100.00	2,307,099,812	100.00
¹ The Government Group comprises the following shareholders: Federal Government, BNDES/BNDESPAR, FND, FGHAB, Banco do Nordeste, BB Asset, Caixa Asset, Petros and Previ.
² The FMP amount does not include the privatization funds managed by BB Asset and Caixa Asset, which are already included within the Government Group total.

31.1.1 Capital Increase Through Share Bonus Issuance
In December 2025, the Extraordinary General Meeting (EGM) approved the creation and issuance of 606,796,117 PNC shares, registered, book‑entry, with no par value, convertible into common shares and redeemable, through the capitalization of part of the Company’s profit reserve balance, in the amount of R$30,000,000, pursuant to Article 169 of Law No. 6,404/76, as a bonus issuance.
Considering the specific characteristics of the bonus issuance, the Company also evaluated alternatives to enable the payment, to holders of PNA and PNB shares, of an additional cash amount, to be paid in Brazilian currency, equivalent to 10% above the amount attributed to each share in the context of the bonus issuance.
To that end, the Company structured a corporate transaction involving the mandatory conversion of the existing PNA and PNB shares, whereby each such share was replaced by one new PNA1 and PNB1 share, respectively, and by one new Class “R” preferred share, which was immediately redeemed upon conversion, with payment of the applicable redemption amount (“PNR”). The redemption was carried out on a mandatory and automatic basis, immediately after completion of the mandatory conversion of all existing preferred shares issued by the Company. Payment of the redemption amount was made, in January 2026, in Brazilian currency and in a single installment. (See Note 40.1)
31.1.2 New Tax Legislation on Dividends
In November 2025, Law No. 15,270/2025 was enacted, establishing the taxation of profits and dividends in certain circumstances, effective as of January 1, 2026. Under the new legislation, profits and dividends distributed by legal entities become subject to withholding income tax (IRRF) at a rate of 10% when paid, by the same paying source, to an individual resident in Brazil in an amount exceeding R$50,000 within the same month, as well as when paid to non‑resident beneficiaries.
The legislation provides for transition rules that preserve the income tax exemption on profits earned through December 31, 2025, provided that their distribution is formally approved by such date and all applicable legal requirements are met.
31.2 Treasury shares

	12/31/2025		12/31/2024
CLASS	QUANTITY	AMOUNT	QUANTITY	AMOUNT
ON	52,799,078	1,977,823	52,224,491	1,953,281
PNA	4,361	212	4,361	212
PNB	7,362,600	274,931	7,237,000	269,518
PNC	15,813,910	781,840	—	—
	75,979,949	3,034,806	59,465,852	2,223,011

	12/31/2025		12/31/2024
	QUANTITY	AMOUNT	QUANTITY	AMOUNT
Opening balance as of January 1	59,465,852	2,223,011	56,652,067	2,114,256
Share repurchases	936,078	36,728	3,033,300	115,099
Restricted shares	(235,891)	(6,773)	(219,515)	(6,344)
Bonus share issuance	15,813,910	781,840	—	—
Closing balance as of December 31	75,979,949	3,034,806	59,465,852	2,223,011
In December 2025, the Company concluded the 2024 share repurchase program, which resulted in the acquisition of 3,428,201 common shares and 524,800 Class "B" preferred shares (PNB). On the same date, a new share repurchase program was approved, authorizing the acquisition of up to 10% of the outstanding shares of each class, with a term effective through June 2027.
31.3 Capital Reserve
This reserve is composed of accumulated capital surpluses that have been permanently reinvested by the Company, as well as equity instruments granted under long‑term incentive programs (see Note 26).
31.4 Profit reserves
31.4.1 - Legal reserve
Established through the appropriation of 5% of net income for the year, in accordance with Law No. 6,404/1976.
31.4.2 – Profit Retention Reserve
In accordance with Law No. 6,404/1976, the General Shareholders’ Meeting may, upon proposal by the Company’s management bodies, resolve to retain a portion of the net income for the year, as provided for in a previously approved capital budget.
31.4.3 – Statutory Reserves
In addition to the legal reserve, the General Shareholders’ Meeting shall allocate, based on net income for the year:
Up to 75% of net income for the year to the investment reserve, intended to ensure the maintenance and development of the Company’s business activities.
31.5 Allocation of Profit
AXIA Energia’s Bylaws establish a mandatory minimum dividend of 25% of net income, adjusted in accordance with corporate law, while respecting the minimum remuneration for Class "A" and Class "B" preferred shares of 8% and 6%, respectively, of the par value of the share capital attributable to such share classes. The Bylaws also allow for the payment of interest on equity.
The allocation of net income for the year and the proposed dividends, to be submitted for approval at the Annual General Meeting (AGM), are presented below:

Allocation of the Year	12/31/2025	12/31/2024
Balance for the destination of the year	6,558,475	10,378,122
Legal reserve	(327,924)	(518,906)
Mandatory Dividends	(1,557,637)	(2,464,804)
Additional proposed dividends	(4,682,217)	(1,535,196)
Accumulated losses	9,303	(9,675)
Subtotal to distributed	—	5,849,541
Constitution of Statutory Reserves and Profit Retention	—	(5,849,541)
Balance to be distributed for the year	—	—
Accounting Policy
Share issuance costs are presented as a deduction from equity, as capital transactions.

NOTE 32 - EARNINGS PER SHARE
(a)Basic
Basic earnings per share are calculated by dividing the profit attributable to AXIA Energia’s shareholders by the weighted average number of shares outstanding during the period, excluding shares repurchased by the Company and held as treasury shares. PNA and PNB preferred shares are entitled to a share preference corresponding to at least a 10% premium in the distribution of dividends and/or interest on equity (JCP) compared with common shares.

12/31/2025
Numerator	Common	Preferred A	Preferred B	Preferred C	Total
Profit attributable to each class of shares - Continued Operation	4,519,721	367	686,202	1,352,185	6,558,475

Denominator	Common	Preferred A	Preferred B	Preferred C
Weighted average number of shares	1,975,375	146	272,645	590,982
% of shares in relation to the total	69.58	0.01	9.60	20.82

Earnings per share - Basic (R$)	2.29	2.52	2.52	2.29

12/31/2024
Numerator	Common	Preferred A	Preferred B	Preferred C	Total
Profit attributable to each class of shares - Continuing Operation	7,148,879	566	1,087,731	2,140,946	10,378,122

Denominator	Common	Preferred A	Preferred B	Preferred C
Weighted average number of shares	1,973,983	142	273,045	591,168
% of shares in relation to the total	69.54	0.01	9.62	20.83

Earnings per share - Basic (R$)	3.62	3.98	3.98	3.62

12/31/2023
Numerator	Common	Preferred A	Preferred B	Preferred C	Total
Profit attributable to each class of shares - Continuing Operation	3,369,940	253	511,992	999,604	4,881,788
Loss attributable to each class of shares - Discontinued Operation	(229,192)	(17)	(34,821)	(67,984)	(332,014)
Profit for the Year	3,140,748	235	477,171	931,620	4,549,774

Denominator	Common	Preferred A	Preferred B	Preferred C
Weighted average number of shares	1,995,507	136	275,614	591,915
% of shares in relation to the total	69.70	—	9.63	20.67

Basic earnings per share from continuing operations (R$)	1.69	1.86	1.86	1.69
Basic earnings per share from discontinued operation (R$)	(0.11)	(0.13)	(0.13)	(0.11)

Earnings per share (R$) - Basic	1.57	1.73	1.73	1.57

In accordance with IAS 33 – Earnings per Share, the information for the year ended December 31, 2024 and 2023, has been retrospectively adjusted due to the issuance of PNC shares resulting from the capitalization of profit reserves.

(b)Diluted
As of December 31, 2025, based on the liability balance related to the compulsory loan, a simulated dilution was calculated with the inclusion of 16,983 Class "B" preferred shares in the earnings per share calculation, as presented below:

12/31/2025
Numerator	Common	Preferred A	Converted Preferred B	Preferred B	Preferred C	Total
Profit attributable to each class of shares - Continued Operation	4,490,454	365	42,467	681,759	1,343,430	6,558,475

Denominator	Common	Preferred A	Converted Preferred B	Preferred B	Preferred C
Weighted average number of shares in thousands	1,975,375	146	16,983	272,645	590,982
% of shares in relation to the total	69.16	0.01	0.59	9.55	20.69
Earnings per share (R$) - diluted	2.27	2.50	2.50	2.50	2.27

12/31/2024
Numerator	Common	Preferred A	Converted Preferred B	Preferred B	Preferred C	Total
Profit attributable to each class of shares - Continued Operation	7,083,352	560	99,037	1,076,444	2,118,730	10,378,122

Denominator	Common	Preferred A	Converted Preferred B	Preferred B	Preferred C
Weighted average number of shares in thousands	1,976,398	142	25,121	273,045	591,168
% of shares in relation to the total	68.96	—	0.88	9.53	20.63
Earnings per share - diluted (R$)	3.58	3.94	3.94	3.94	3.58

12/31/2023
Numerator	Common	Preferred A	Converted Preferred B	Preferred B	Preferred C	Total
Profit attributable to each class of shares - Continued Operation	3,337,149	250	47,502	507,010	989,877	4,881,788
Loss attributable to each class of shares - Discontinued Operation	(226,962)	(17)	(3,231)	(34,482)	(67,322)	(332,014)
Profit for the Year	3,110,187	233	44,271	472,528	922,554	4,549,774

Denominator	Common	Preferred A	Converted Preferred B	Preferred B	Preferred C
Weighted average number of shares in thousands	1,995,507	136	25,822	275,614	591,915
% of shares in relation to the total	69.07	—	0.89	9.54	20.49

Earnings per share - diluted (R$)	1.67	1.84	1.84	1.84	1.67
Diluted earnings per share from discontinued operation (R$)	(0.11)	(0.13)	(0.13)	(0.13)	(0.11)

Earnings per share - diluted (R$)	1.56	1.71	1.71	1.71	1.56

In accordance with IAS 33 – Earnings per Share, the information for the year ended December 31, 2024 and 2023, has been retrospectively adjusted as a result of the issuance of PNC shares through the capitalization of profit reserves.
Accounting Policy
For the purpose of calculating basic earnings per share, AXIA Energia divides the profit or loss attributable to holders of common shares of AXIA Energia by the weighted average number of common shares outstanding during the year, excluding treasury shares held by the Company. In the consolidated financial statements, the profit or loss attributable to the Company refers to the portion attributable to the Parent, excluding amounts attributable to non‑controlling interests.
For the calculation of diluted earnings per share, AXIA Energia assumes the exercise of share options, subscription warrants, and other potentially dilutive instruments. The only dilutive effect identified relates to the conversion of the compulsory loan. The assumed proceeds from these instruments are considered as having been received from the issuance of shares at the average market price of the shares during the year.
In accordance with the dividend policy, preferred shares are entitled, on a per‑share basis, to a priority distribution of at least 10% above that of common shares in the distribution of dividends and/or interest on equity.

NOTE 33 - NET OPERATING REVENUE

	12/31/2025	12/31/2024	12/31/2023
Generation
For distribution	18,311,190	18,811,949	17,030,455
End consumers	1,760,056	2,941,312	3,853,830
CCEE	5,698,648	3,278,465	1,680,285
Operation and maintenance revenue	1,977,831	3,063,896	4,052,072
	27,747,725	28,095,622	26,616,642
Transmission
Operation and maintenance revenue	8,006,246	7,725,358	7,335,165
Construction revenue	4,800,376	4,161,735	2,960,792
Contractual financial revenue	7,309,163	7,405,486	7,136,080
	20,115,785	19,292,579	17,432,037

Other revenue	541,348	337,166	426,427
	48,404,858	47,725,367	44,475,106

(-) Deductions from Operating revenue
(-) ICMS	(305,303)	(761,342)	(1,053,742)
(-) PIS and COFINS	(4,149,684)	(4,295,000)	(3,906,818)
(-) Sectoral charges	(2,667,004)	(2,484,234)	(2,348,976)
(-) Other Deductions (including ISS)	(1,274)	(3,239)	(6,662)
	(7,123,265)	(7,543,815)	(7,316,198)

Net operating revenue	41,281,594	40,181,552	37,158,908
The variation presented primarily relates to the merger of the subsidiary Furnas, which occurred in July 2024.
Accounting Policy
Net Operating Revenue
Revenue is recognized as the Company satisfies its performance obligations under contracts with customers and is measured based on the consideration the Company expects to receive in exchange for providing generation, transmission and other services.
Generation
Revenue from electricity supply and sales is recognized when the Company delivers energy to the buyer, at the prices established in the contracts. Revenue from short‑term market transactions, presented under the CCEE line item, is measured at the Settlement Price for Differences (PLD).
Revenue arising from generation concessions extended under Law No. 12,783/2013 (quota‑based plants) is presented under “Operation and maintenance revenue” and recognized at the tariff calculated by ANEEL. The tariff is determined based on the plants’ operating and maintenance costs, plus an additional 10% revenue margin.
Following the Company’s privatization process, new generation concession contracts were executed, transitioning the quota‑based plants from an operation‑and‑maintenance regime to an independent power producer (IPP) regime, at a progressive rate of 20% per year starting in 2023 and concluding in 2026. Under this new regime, the Company assumes all operational risk and may sell energy at market‑based prices. Revenue from these plants at free‑market prices is recognized under energy supply revenue and no longer under operation and maintenance revenue.

Transmission
The consideration established in electricity transmission concession contracts compensates the Company for two performance obligations:
(i) to construct the transmission infrastructure; and
(ii) to operate and maintain the infrastructure.
Revenue is recognized as each performance obligation is satisfied. The obligation to construct is satisfied over time, and construction revenue is recognized based on the progress of the transmission project.
In addition to construction revenue and operation and maintenance revenue, the Company recognizes finance income related to the financial accretion of the rights arising from construction, which will be received between the completion of construction and the end of the concession term.
Finance income is included in Net Operating Revenue (NOR), as the Company understands that, under electricity transmission concession arrangements, the financing implicit in constructing the infrastructure (i.e., spending upfront and receiving cash flows over the concession term) is inherent to its business. Further details are provided in the accounting policies in Note 10.

NOTE 34 - OPERATING EXPENSES

	12/31/2025	12/31/2024	12/31/2023
Fuel for electricity production	(1,012,806)	(1,991,855)	(2,042,867)
Construction	(5,065,204)	(4,286,914)	(3,291,132)
Depreciation and amortization	(4,576,919)	(3,987,774)	(3,621,342)
Donations and contributions	(68,467)	(145,085)	(111,101)
Charges on use of the electricity grid	(4,022,746)	(3,954,730)	(3,482,126)
Energy purchased for resale	(6,339,557)	(4,992,480)	(3,028,226)
Material	(214,224)	(220,042)	(251,098)
Estimated losses/Operating provisions (34.1)	(635,737)	226,600	(1,776,587)
Personnel	(3,690,540)	(3,980,847)	(4,784,354)
Results of acquisitions and divestments¹	(7,229,469)	(46,581)	(704,467)
Services	(2,202,087)	(2,237,706)	(2,361,562)
Others	(508,613)	(1,084,750)	(674,774)
	(35,566,369)	(26,702,164)	(26,129,636)
¹The amount substantially relates to the reclassification of Eletronuclear as an asset held for sale in the amount of R$7,289,762. See Note 39.

34.1 - Estimated Losses / Operating Provisions

	12/31/2025	12/31/2024	12/31/2023
Reversal (provision) for litigation	(884,649)	160,290	1,246,332
Onerous Contracts (see note 22)	288,120	386,693	(862,029)
Reversals (Constitutions) on estimated losses on investments (see note 16)	208,796	250,069	175,549
Refunds to the RGR Fund	—	—	(558,360)
Implementation of Actions - Compulsory Loan (see note 28)	(201,303)	(70,207)	38,987
Actuarial Costs/Expenses	(345,859)	(490,053)	(559,949)
ECL - Consumers and resellers (see note 9)	(217,268)	(391,334)	(466,598)
ECL - Other credits	133,257	(168,906)	39,906
ECL - Financing and loans (see note 13)	166,125	(14,553)	(21,618)
Impairment (see note 19)	226,734	533,774	(956,492)
Others	(9,690)	30,827	147,685
	(635,737)	226,600	(1,776,587)

NOTE 35 - FINANCIAL RESULT

	12/31/2025	12/31/2024	12/31/2023
Financial revenue
Interest on income, fines, commission and fees	60,991	138,666	153,458
Revenue from financial investments	4,584,506	2,937,517	2,862,488
Additional moratorium on electricity	109,288	119,500	165,978
Other financial income	143,945	223,898	479,159
(-) Taxation on financial revenue	(312,379)	(267,782)	(578,163)
	4,586,351	3,151,799	3,082,920
Financial expenses
Debt charges	(6,015,871)	(6,117,463)	(6,463,585)
Charges from obligations with CDE	(2,670,067)	(2,484,198)	(2,292,321)
River Basin Revitalization Charges	(319,226)	(339,854)	(355,430)
Other financial expenses	(534,044)	(1,198,578)	(1,109,907)
	(9,539,208)	(10,140,093)	(10,221,243)

Financial results, net
Monetary adjustments - CDE	(1,524,821)	(1,604,680)	(1,384,392)
Monetary adjustments - hydrographic basins	(240,111)	(288,081)	(331,760)
Monetary adjustments	(865,216)	(778,157)	(1,795,913)
Exchange rate changes	(8,408)	(28,821)	169,904
Variation of net fair value of the protected debt (hedge) of the derivative	(3,335,117)	(1,566,482)	(613,256)
Variation of the derivative financial instrument not linked to debt protection	—	(373,605)	(908,381)
	(5,973,673)	(4,639,826)	(4,863,798)

	(10,926,530)	(11,628,120)	(12,002,121)

NOTE 36 – INFORMATION BY BUSINESS SEGMENT
The Company’s business segments that are separately disclosed are as follows:
•Generation, whose activities consist primarily of electricity generation and the sale of energy to distribution companies, free consumers, and trading companies;
•Transmission, whose activities consist of the transmission of electric power from generation facilities to distribution or consumption centers; and
•Other activities, which include items not attributable to the electricity generation and transmission segments and mainly comprise telecommunications activities.
The administration segment was discontinued as a result of the Company becoming a concessionaire of electricity generation and transmission following the merger of Furnas in July 2024.

The consolidated information by business segment for the years ended December 31, 2025, 2024 and 2023 is presented below:

	12/31/2025
	Other Activities	Generation	Transmission	Eliminations	Total
Net operating revenue	464,248	24,940,431	17,485,059	(1,608,143)	41,281,595
Intersegments	21,615	1,100,243	486,285	(1,608,143)	—
Third parties	442,633	23,840,188	16,998,774	—	41,281,595
Operating expenses	27,726	(26,805,813)	(10,396,424)	1,608,143	(35,566,368)
Depreciation and amortization	(63,250)	(4,310,179)	(203,491)	—	(4,576,920)
Energy purchased for resale	—	(7,439,800)	—	1,100,243	(6,339,557)
Charges for using the electricity grid	—	(4,509,031)	—	486,285	(4,022,746)
Construction cost	—	—	(5,065,204)	—	(5,065,204)
Other expenses¹	76,334	(10,834,819)	(4,189,334)	21,615	(14,926,204)
Operational provisions	14,642	288,016	(938,395)	—	(635,737)
Other expenses	187,598	124,162	147,240	—	459,000
Regulatory remeasurements - Transmission contracts	—	—	(4,081,630)	—	(4,081,630)
Profit before financial result	679,572	(1,741,220)	3,154,245	—	2,092,597
Financial result					(10,926,529)
Results of equity method investments					1,853,984
Current and deferred income tax and social security contributions					13,539,605
Net profit for the year					6,559,657
¹The amount substantially relates to the sale agreement of the Company’s investment in Eletronuclear, as described in Note 16 – Investments.

	12/31/2024
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	29,952	23,983,323	16,905,128	(736,851)	40,181,552
Intersegments	—	306,356	430,495	(736,851)	—
Third parties	29,952	23,676,967	16,474,634	—	40,181,553
Operating expenses	(236,593)	(17,739,190)	(9,463,233)	736,851	(26,702,165)
Depreciation and amortization	(8,358)	(3,921,408)	(58,008)	—	(3,987,774)
Energy purchased for resale	(57)	(5,374,422)	—	306,356	(5,068,123)
Charges for using the electricity grid	—	(4,380,665)	—	425,935	(3,954,730)
Construction cost	—	—	(4,286,914)	—	(4,286,914)
Other expenses	(683,937)	(4,725,199)	(4,226,648)	4,560	(9,631,224)
Operational provisions	455,759	662,504	(891,663)	—	226,600
Other income and expenses	13,745	88,711	34,084	—	136,540
Regulatory remeasurements - Transmission contracts	—	—	6,129,771	—	6,129,771
Profit before financial result	(192,896)	6,332,844	13,605,750	—	19,745,698
Financial result					(11,628,120)
Results of equity method investments					2,503,205
Current and deferred income tax and social security contributions					(240,030)
Net profit for the year					10,380,753

	12/31/2023
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	110,270	22,397,652	15,226,823	(575,837)	37,158,908
Intersegments	—	264,091	311,746	(575,837)	—
Third parties	110,270	22,133,561	14,915,077	—	37,158,908
Operating expenses	(920,109)	(17,809,931)	(7,975,433)	575,837	(26,129,636)
Depreciation and amortization	(37,213)	(3,476,566)	(107,563)	—	(3,621,342)
Energy purchased for resale	(99)	(3,292,218)	—	264,091	(3,028,226)
Charges for using the electricity grid	—	(3,793,742)	—	311,616	(3,482,126)
Construction cost	—	—	(3,291,132)	—	(3,291,132)
Other expenses	(2,129,529)	(4,655,208)	(4,145,616)	130	(10,930,223)
Operational provisions	1,246,732	(2,592,197)	(431,122)	—	(1,776,587)
Other revenue and expenditure					651,280
Regulatory remeasurements - Transmission contracts	—	—	(12,144)	—	(12,144)
Profit before financial result	(809,839)	4,587,721	7,239,246	—	11,668,408
Financial result					(12,002,121)
Results of equity method investments					2,062,090
Current and deferred income tax and social contribution					2,998,498
Net profit from continuing operations					4,726,875

Net loss from discontinued operations					(332,014)

Net profit for the year					4,394,861
Financial income and expenses are not disclosed on a segmented basis, as there is no direct linkage between the borrowings undertaken by the Company and its operating segments, and because the management of the economic group's financial resources is carried out on a centralized basis.

36.1 - Net Operating Revenue, after Eliminations

	12/31/2025				12/31/2024				12/31/2023
	Generation	Transmission	Other Activities	Total	Administration	Generation	Transmission	Total	Administration	Generation	Transmission	Total
Energy Supply	18,311,190	—	—	18,311,190	—	18,811,949	—	18,811,949	—	17,030,455	—	17,030,455
Power supply for end consumers	1,760,056	—	—	1,760,056	—	2,941,312	—	2,941,312	—	3,853,830	—	3,853,830
CCEE	5,698,648	—	—	5,698,648	—	3,278,465	—	3,278,465	—	1,680,285	—	1,680,285
O&M Revenue	1,977,831	8,006,246	—	9,984,077	—	3,063,896	7,725,358	10,789,254	—	4,052,072	7,335,165	11,387,237
Construction revenue	—	4,800,376	—	4,800,376	—	—	4,161,735	4,161,735	—	—	2,960,792	2,960,792
Contractual revenue	—	7,309,163	—	7,309,163	—	—	7,405,486	7,405,486	—	—	7,136,080	7,136,080
Other operating revenues	32,903	1,147	507,298	541,348	30,292	65,724	241,150	337,166	115,371	(104,270)	415,326	426,427
Deductions Operating revenues	(3,940,439)	(3,118,161)	(64,665)	(7,123,265)	(341)	(4,484,379)	(3,059,095)	(7,543,815)	(5,101)	(4,378,811)	(2,932,286)	(7,316,198)
	23,840,189	16,998,771	442,633	41,281,593	29,951	23,676,967	16,474,634	40,181,552	110,270	22,133,561	14,915,077	37,158,908
36.2 - Non-current assets by segment

	12/31/2025				12/31/2024
	Other Activities	Generation	Transmission	Total	Administration	Generation	Transmission	Total
Intangible assets	442,131	76,127,819	55,756	76,625,705	407,345	77,553,246	212,682	78,173,273
Contractual asset	—	—	53,567,662	53,567,662	—	—	56,683,696	56,683,696
Property, Plant and Equipment	688,840	38,970,336	—	39,659,176	2,074,260	34,779,796	—	36,854,056
	1,130,971	115,098,155	53,623,418	169,852,544	2,481,605	112,333,042	56,896,378	171,711,025

36.3 - Impairment by segment

	12/31/2025			12/31/2024
	Other Activities	Generation	Total	Administration	Generation	Total
Property, Plant and Equipment	—	767,121	767,121	—	1,175,713	1,175,713
Intangible assets	70,431	—	70,431	70,431	—	70,431
	70,431	767,121	837,552	70,431	1,175,713	1,246,144
Accounting Policy
The Company segments its results between Generation and Transmission, as the majority of its revenues and expenses originate from these activities, and their operating results are regularly reviewed by Management for the purpose of making decisions regarding resource allocation and evaluating performance.
The results of the Administration segment reflect only the results generated by the Company in its capacity as a non‑operating holding company, a condition that remained in place until June 2024, as a result of the merger of Furnas.
Non‑current assets allocated to the Generation and Transmission segments comprise those directly related to these activities. Intangible assets and property, plants and equipment that are not directly associated with electricity generation and transmission activities are presented within the Administration segment.

NOTE 37 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
37.1- Classification of financial instruments by category
The carrying amounts of the Company’s financial assets and financial liabilities represent a reasonable approximation of their fair values. The Company uses the following classification to categorize its financial instruments and their respective hierarchy levels:

	Level	12/31/2025	12/31/2024
FINANCIAL ASSETS
Amortized cost		27,559,236	39,017,827
Cash and cash equivalents		16,417,860	26,572,522
Accounts receivable, net		6,098,448	6,513,888
Restricted cash		4,097,063	3,679,483
Reimbursement rights		754,672	1,613,335
Loans, financing and debentures		191,193	638,599

Fair value through result		12,930,988	11,537,109
Marketable securities	2	11,421,280	8,967,937
Beneficiary parties	2	435,235	417,242
Derivative financial instruments	2	1,074,473	2,151,930

Fair value through other comprehensive income		1,237,786	946,059
Investments (Interests)	1	1,175,539	861,234
Derivative financial instruments	2	62,247	84,825

FINANCIAL LIABILITIES
Amortized cost		112,069,908	109,460,695
Loans, financing and debentures		61,034,561	59,297,533
Obligations of Law No. 14,182/2021		43,766,663	42,022,123
Suppliers		3,927,925	2,764,288
Compulsory loan – Agreements		1,073,452	1,105,534
RGR Returns		695,705	932,250
Reimbursement obligations		357,460	70,803
Shareholders compensation		136,124	2,490,668
Leases		488,606	182,583
Concessions payable - use of public property		589,412	594,913

Fair value through result		15,064,322	17,500,976
Loans, financing and debentures		13,261,203	16,323,041
Derivative financial instruments		1,803,119	1,177,935

The Company’s financial assets and financial liabilities measured at fair value are classified and disclosed according to the following hierarchy levels:
•Level 1 – quoted (unadjusted) prices in active, liquid, and observable markets for identical assets or liabilities that are accessible at the measurement date; and
•Level 2 – quoted prices (adjusted or unadjusted) for similar assets or liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, other than quoted prices included within Level 1.
37.2 - Capital risk management
The Company monitors its capital based on a financial leverage ratio. This ratio corresponds to net debt divided by total capital. Financial leverage, in turn, comprises the total amount of short‑ and long‑term loans, borrowings, and debentures (see Note 24), less cash and cash equivalents and securities and marketable securities (see Notes 6 and 8). Total capital is calculated as the sum of equity, as presented in the consolidated balance sheet, and net debt.

	12/31/2025	12/31/2024
Total loans, financing and debentures	74,295,764	75,620,574
(+) Derivative financial instruments - debt protection	728,646	(974,381)
(-) Marketable securities	(11,856,515)	(9,385,179)
(-) Cash and cash equivalents	(16,417,860)	(26,572,522)
Net debt	46,750,035	38,688,492
(+) Total shareholders’ equity	118,501,657	121,999,776
Total Capital	165,251,692	160,688,268
Financial leverage index (%)	28	24
37.3 - Financial risk management
In the course of its operations, the Company is exposed to risk events that may affect the achievement of its strategic objectives. Risk management is primarily aimed at anticipating and minimizing the adverse effects of such events on the Company’s business activities and economic and financial performance.
For the management of financial risks, the Company has established operational and financial policies and strategies, approved by internal committees and Management, designed to ensure liquidity, security, and profitability of its assets, as well as to maintain the levels of indebtedness and debt profile defined for its economic and financial cash flows.
The sensitivity analyses presented below were prepared with the objective of measuring the impact of changes in market variables on each of the Company’s financial instruments. Accordingly, they represent projections based on assessments of macroeconomic scenarios and do not imply that the transactions will achieve the amounts presented over the analysis period considered.
The main financial risks identified in the risk management process are as follows:
37.3.1 - Liquidity risk
The table below analyzes, on a nominal basis, the Company’s non‑derivative financial liabilities by maturity ranges, corresponding to the remaining period from the balance sheet date through the final contractual maturity date. Contractual maturity is based on the latest date on which the Company is required to settle the obligations and include the related contractual interest amounts, where applicable.

	12/31/2025
	Nominal payment flow
	Up to 1 year	From 1 to 2 Years	From 2 to 5 Years	Over 5 Years	Total
Financial Liabilities (Current / Non-Current)	21,819,272	23,826,155	47,477,378	102,121,795	195,244,599
Obligations under Law No. 14.182/2021	3,738,498	6,364,054	13,458,478	61,111,171	84,672,201
Loans, financing and debentures	13,204,167	17,295,202	33,703,903	40,598,177	104,801,449
Suppliers	3,916,279	10,347	—	—	3,926,626
RGR Returns	695,705	—	—	—	695,705
Shareholder Remuneration	136,124	—	—	—	136,124
Leases	72,981	45,856	114,854	65,166	298,857
Concessions payable UBP	55,518	110,695	200,143	347,281	713,637

	12/31/2024
	Nominal payment flow
	Up to 1 year	From 1 to 2 Years	From 2 to 5 Years	Over 5 Years	Total
Financial Liabilities (Current / Non-Current)	22,599,741	22,968,512	41,394,062	97,366,345	184,328,660
Obligations of Law No. 14,182/2021	2,953,184	3,439,353	12,906,745	62,908,147	82,207,429
Loans, financing and debentures	13,769,529	18,913,993	28,317,110	34,133,371	95,134,003
Suppliers	2,756,329	7,959	—	—	2,764,288
RGR Returns	492,276	439,974	—	—	932,250
Reimbursement Obligations	55,517	15,286	—	—	70,803
Shareholders remuneration	2,490,668	—	—	—	2,490,668
Leases	31,192	20,183	29,536	41,971	122,882
Concessions payable UBP	51,046	131,764	140,671	282,856	606,337

37.3.2 - Derivative Financial Instruments
37.3.2.1 - Derivative financial instruments for hedging debt and firm commitments

	Maturity	Notional value	12/31/2025	12/31/2024	12/31/2025	12/31/2024
			Asset		Liability
Debt protection derivative
Credit agreement - US$ vs CDI	1/8/2025	493,000	—	118,733	—	—
Bonds - US$ vs CDI	2/4/2025	2,535,300	—	500,998	—	—

Credit agreement - US$ vs CDI	8/29/2025	219,150	—	54,290	—	—
Credit agreement - US$ vs CDI	12/9/2025	500,000	—	13,170	—	—
Credit agreement - EUR vs CDI	12/23/2025	500,000	—	5,245	—	—
Credit agreement - US$ vs CDI	2/27/2026	500,000	—	—	42,071	—
Credit agreement - US$ vs CDI	8/11/2026	350,000	—	—	11,840	—
Credit agreement - US$ vs CDI	12/4/2026	322,560	1,895	—	—	—
Credit agreement - EUR vs CDI	12/21/2026	245,000	1,764	—	—	—
Credit agreement - EUR vs CDI	8/16/2027	400,000	25,446	—	42,633	—
Credit agreement - US$ vs CDI	12/3/2027	215,040	18,181	—	17,981	—
Credit agreement - US$ vs CDI	12/16/2027	216,760	17,387	—	17,758	—
Credit agreement - US$ vs CDI	6/20/2029	232,873	16,712	47,415	1,752	7,603
Bonds - US$ vs CDI	2/4/2030	3,810,300	428,933	715,544	355,301	235,194
Debentures - IPCA vs CDI	6/15/2031	4,900,000	331,658	142,788	279,429	343,924
Debentures - IPCA vs CDI	9/15/2034	1,630,000	87,849	—	103,383	89,867
SACE - US$ vs CDI	12/4/2034	2,378,400	—	266,397	207,039	185,005
Bonds - US$ vs CDI	1/11/2035	4,229,025	—	287,736	586,756	316,342
Debentures - IPCA vs CDI	7/16/2035	2,000,000	96,620	—	102,499	—
Debentures - IPCA vs CDI	9/17/2035	700,000	48,028	—	34,677	—
			1,074,473	2,152,316	1,803,119	1,177,935
Long-term commitment derivatives
NDF US$	4/30/2025	67,113	—	224	—	—
NDF US$ and Primary Aluminum	10/1/2025	444	—	91	—	—
NDF US$ and Primary Aluminum	11/1/2025	447	—	92	—	—
NDF US$ and Primary Aluminum	12/1/2025	451	—	91	—	—
NDF US$ and Primary Aluminum	2/1/2026	33,089	4,695	6,548	—	—
NDF US$	2/27/2026	1,636	251	—	—	—
NDF US$ and Primary Aluminum	3/1/2026	58,884	8,312	11,635	—	—
NDF US$ and Primary Aluminum	4/1/2026	59,296	8,191	11,684	—	—
NDF US$ and Primary Aluminum	5/1/2026	59,718	8,316	11,752	—	—
NDF US$ and Primary Aluminum	6/1/2026	60,181	8,313	11,726	—	—
NDF US$	6/30/2026	650	103	—	—	—
NDF US$ and Primary Aluminum	7/1/2026	60,617	8,338	11,751	—	—
NDF US$	7/31/2026	650	103	—	—	—
NDF US$ and Primary Aluminum	8/1/2026	61,081	8,354	11,852	—	—
NDF US$	8/31/2026	337	53	—	—	—
NDF US$ and Primary Aluminum	9/1/2026	34,560	5,098	6,993	—	—
NDF US$	11/30/2026	626	100	—	—	—
NDF US$	12/30/2026	1,487	238	—	—	—
NDF US$	1/29/2027	1,769	283	—	—	—
NDF US$	2/26/2027	1,395	224	—	—	—

NDF US$	3/31/2027	2,068	333	—	—	—
NDF US$	4/30/2027	1,665	269	—	—	—
NDF US$	5/31/2027	1,178	192	—	—	—
NDF US$	6/30/2027	757	124	—	—	—
NDF US$	7/30/2027	252	42	—	—	—
NDF US$	8/31/2027	409	67	—	—	—
NDF US$	9/30/2027	157	26	—	—	—
NDF US$	10/29/2027	241	40	—	—	—
NDF US$	11/30/2027	325	54	—	—	—
NDF US$	12/30/2027	168	28	—	—	—
NDF US$	1/31/2028	337	57	—	—	—
NDF US$	2/25/2028	84	14	—	—	—
NDF US$	3/31/2028	168	29	—	—	—
			62,247	84,439	—	—

	Maturity	12/31/2025	12/31/2024

Variation of fair value of the derivative		—	—
Credit agreement - US$ vs CDI	1/8/2025	(11,948)	109,356
Bonds - US$ vs CDI	2/4/2025	(193,974)	560,392
Credit agreement - US$ vs CDI	8/29/2025	(44,993)	52,930
Credit agreement - US$ vs CDI	12/9/2025	(103,798)	13,170
Credit agreement - EUR vs CDI	12/23/2025	(38,697)	5,245
Credit agreement - US$ vs CDI	2/27/2026	(63,887)	—
Credit agreement - US$ vs CDI	6/18/2026	—	68,485
Credit agreement - US$ vs CDI	8/11/2026	(11,840)	—
Credit agreement - US$ vs CDI	12/4/2026	1,895	—
Credit agreement - EUR vs CDI	12/21/2026	1,764	—
Credit agreement - EUR vs CDI	8/16/2027	(17,186)	—
Credit agreement - US$ vs CDI	12/3/2027	200	—
Credit agreement - US$ vs CDI	12/16/2027	(371)	—
Credit agreement - US$ vs CDI	6/20/2029	(33,446)	41,141
Bonds - US$ vs CDI	2/4/2030	(700,988)	634,410
Debentures - IPCA vs CDI	6/16/2031	(88,822)	(296,800)
Debentures - IPCA vs CDI	9/15/2034	(14,779)	(89,867)
SACE - US$ vs CDI	12/4/2034	(500,256)	81,392
Bonds - US$ vs CDI	1/11/2035	(851,612)	(28,606)
Debentures - IPCA vs CDI	7/16/2035	(5,879)	—

Debentures - IPCA vs CDI	9/17/2035	13,351	—
Derivative Result		(2,665,266)	1,151,248

Variation of fair value of the protected debt
Credit agreement	1/8/2025	10,718	(165,382)
Bonds	2/4/2025	122,640	(765,876)
Credit agreement	8/29/2025	25,167	(68,059)
Credit agreement	12/9/2025	36,360	(17,497)
Credit agreement	12/23/2025	(29,242)	(7,838)
Credit agreement	2/27/2026	2,664	—
Credit agreement	6/18/2026	—	(257,569)
Credit agreement	8/11/2026	(9,836)	—
Credit agreement	12/4/2026	(5,734)	—
Credit agreement	12/21/2026	(3,181)	—
Credit agreement	8/16/2027	(10,792)	—
Credit agreement	12/3/2027	(4,296)	—
Credit agreement	12/16/2027	(2,789)	—
Credit agreement	6/20/2029	10,681	(59,203)
Bonds	2/4/2030	48,287	(1,068,243)
Debentures	6/16/2031	(600,834)	(53,596)
Debentures	9/15/2034	(211,489)	46,824
SPA (SACE)	12/4/2034	130,855	(206,217)
Bonds	1/11/2035	(122,379)	(95,074)
Debentures	7/16/2035	(63,802)	—
Debentures	9/17/2035	7,150	—
Debt Result		(669,852)	(2,717,730)

Net Financial Result		(3,335,118)	(1,566,482)

	12/31/2025	12/31/2024
Balance on January 1	23,257,512	6,757,343
Designation of protected debt	4,949,360	18,630,425
Fair value assessment - result	669,852	2,717,730
Amortizations	(6,012,836)	(4,847,986)
Balance as of December 31st	22,863,888	23,257,512

	12/31/2025	12/31/2024
Balance on January 1	(1,058,820)	283,908
Fair value assessment - result	2,665,266	(1,151,248)
Fair value assessment - OCI	22,146	(84,825)
Amortizations	(962,193)	(106,655)
Balance as of December 31st	666,399	(1,058,820)

37.4 - Financial Risk Management
37.4.1 - Interest Rate Risk
a)Domestic Indexers
Interest Rate Increase Risk

			Effect on result
		Balance on 12/31/2025	Scenario I - Probable 2026[1]	Scenario II (+25%)[1]	Scenario III (+50%)[1]
CDI	Loans, financing and debentures	(42,532,019)	(5,167,640)	(6,460,614)	(7,753,587)
	Financing and loans receivable	—	—	—	—
	Impact on the result	(42,532,019)	(5,167,640)	(6,460,614)	(7,753,587)

SELIC	Loans, financing and debentures	—	—	—	—
	AIC Reimbursement	54,774	6,710	8,386	10,067
	Impact on the result	54,774	6,710	8,386	10,067

TJLP	Loans, financing and debentures	(2,919,980)	(264,842)	(331,126)	(397,409)
	Impact on the result	(2,919,980)	(264,842)	(331,126)	(397,409)

IGPM (General Market Price Index)	Leases	(342,644)	(13,534)	(16,927)	(20,319)
	Financing and loans receivable	—	—	—	—
	Impact on the result	(342,644)	(13,534)	(16,927)	(20,319)

	Obligations of Law No. 14,182/2021	(43,766,663)	(1,890,720)	(2,363,400)	(2,836,080)
IPCA	Loans, financing and debentures	(21,028,085)	(908,413)	(1,135,517)	(1,362,620)
	Right of reimbursement	699,898	30,236	37,794	45,353
	Impact on the result	(64,094,850)	(2,768,897)	(3,461,123)	(4,153,347)

Impact on profit or loss in case of assessment of national indexes		(109,834,719)	(8,208,203)	(10,261,404)	(12,314,596)

(1) Assumptions adopted:		12/31/2025	Likely	+25%	+50%
	CDI	14.90	12.15	15.19	18.23
	SELIC	15.00	12.25	15.31	18.38
	TJLP	8.05	9.07	11.34	13.61
	IGPM (General Market Price Index)	-1.05	3.95	4.94	5.93
	IPCA	4.32	4.32	5.40	6.48
Financing contracts hedged by derivatives for which the Company assumes a liability position linked to the variable interest rate curve in Brazilian Reais (CDI) are included in the interest rate risk composition.
Accounting Policy
Recognition and measurement:
Financial assets and financial liabilities are initially recognized at fair value and subsequently measured at amortized cost or at fair value, in accordance with IFRS 9 – Financial Instruments.
Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as applicable, after initial recognition.
Financial assets

The Company’s financial assets are initially recognized at fair value and subsequently measured, as a whole, either at amortized cost or at fair value, depending on their classification.
a) A financial asset is measured at amortized cost if it meets both of the following conditions:
•it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.
b) A financial asset is measured at fair value through other comprehensive income (FVOCI) if it meets both of the following conditions:
•it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Upon initial recognition of an investment in an equity instrument that is not held for trading, the Company may make an irrevocable election to present subsequent changes in the fair value of the investment in other comprehensive income (OCI). The Company elects to recognize changes in the fair value of its Olsen|| charged to OCI when it does not have control, joint control, or significant influence over the investee.
c) Financial assets that are not classified as measured at amortized cost or FVOCI, as described above, are classified as measured at fair value through profit or loss (FVTPL). On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the criteria for measurement at amortized cost or FVOCI as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
Business model assessment
The Company assesses the objective of the business model in which a financial asset is held, as this best reflects the manner in which the business is managed and the information provided to Management.
Assessment of contractual cash flows
For the purpose of assessing whether contractual cash flows constitute solely payments of principal and interest, principal is defined as the fair value of the financial asset at initial recognition. Interest is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period, as well as for other basic lending risks and costs.
The Company considers the contractual terms of the instrument when assessing whether contractual cash flows are composed solely of payments of principal and interest. This includes an assessment of whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows in such a way that the condition would no longer be met.
Financial Liabilities
Financial liabilities, which include loans and borrowings, trade payables, and other accounts payable, are initially measured at fair value and subsequently measured at amortized cost using the effective interest method, when not designated as hedging instruments. Interest expenses, as well as foreign exchange gains and losses, are recognized in profit or loss.

The effective interest method is used to calculate the amortized cost of a financial liability and to allocate the related interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash flows (including fees and premiums paid or received that form an integral part of the effective interest rate, transaction costs, and other premiums or discounts) over the expected life of the financial liability, or, when appropriate, over a shorter period, to the net carrying amount on initial recognition.
Derivative financial instruments
The Company uses derivative financial instruments to reduce its exposure to interest rate and foreign exchange risks, including interest rate swap contracts and non‑deliverable forwards (NDFs).
Derivatives are initially recognized at fair value on the trade date and are subsequently measured at fair value through changes in fair value. Changes in the fair values of derivatives designated as fair value hedging instruments are recognized in finance results, while derivatives related to cash flow hedges are recognized in other comprehensive income (OCI).
Hedge accounting
The Company, considering the benefits of reducing earnings volatility and enhancing transparency regarding the effects of hedging activities, adopts hedge accounting. In accordance with IFRS 9 – Financial Instruments, there are three types of hedging relationships:
•Fair value hedge: a hedge of exposure to changes in the fair value of a recognized asset or liability or of an unrecognized firm commitment;
•Cash flow hedge: a hedge of exposure to variability in cash flows that is attributable to a specific risk associated with all or a component of a recognized asset or liability, or a highly probable forecast transaction, and that could affect profit or loss; and
•Net investment hedge in a foreign operation: a hedge of a net investment in a foreign operation.
The Company’s debt instruments designated as hedged items are classified as fair value hedges, for which changes in the fair values of both the hedging instruments and the hedged items are recognized in profit or loss.
Unrecognized firm commitments designated as hedged items are classified as cash flow hedges, for which changes in the fair values of the hedging instruments are recognized in other comprehensive income (OCI).
Critical estimates and judgments
For hedged items traded in active markets, fair value measurement is based on observable market prices, using specialized valuation tools, such as Bloomberg. In all other cases, hedging instruments and hedged items are measured using valuation techniques in accordance with IFRS 13 – Fair Value Measurement, which generally apply assumptions based on prevailing market conditions.

NOTE 38 - RELATED PARTY TRANSACTIONS
Below is a summary of the transactions and the respective balances with the Company’s related parties:
38.1 - Related Party Transactions

	12/31/2025			12/31/2024
Reserve	Jointly controlled companies	Associates	Post-employment benefit entities	Jointly controlled companies	Associates	Post-employment benefit entities
Assets
Clients	106,159	6,383	—	154,736	3,788	—
Accounts receivable	—	—	—	—	—	—
Dividends / Interest on own capital receivable	215,295	212,916	—	242,835	465,159	—
Loans and financing receivable	1,038	42,193	68,968	—	—	—
Other assets	—	—	—	1,286	41,056	59,712
	322,493	261,492	68,968	398,857	510,003	59,712

Passive items
Suppliers	46,223	127	694	6,255	—	—
Provisions	—	—	—	—	—	177,503
Social security contribution	—	—	—	—	—	12,907
Actuarial debt agreements	—	—	—	—	—	2,907,762
Sundry obligations	—	—	—	38,940	—	—
Purchase of electricity	—	—	—	23,646	—	—
Obligations with subsidiaries	4,839	—	189,236	—	—	—
Other liabilities	—	—	9,258	—	—	63,648
	51,062	127	199,188	68,841	—	3,161,820

	12/31/2025			12/31/2024
Result	Jointly controlled companies	Associates	Post-employment benefit entities	Jointly controlled companies	Associates	Post-employment benefit entities
Revenue from the use of electricity	47,026	48,527	—	401,993	—	—
Income from services rendered	585,148	47,891	—	7,324	—	—
Network use charges	(112,959)	(55,314)	—	(57,723)	—	—
Purchase/sale of electricity	(604,107)	—	—	(543,908)	—	—
Interest income, commissions, exchange rates and variations and financial expenses	—	50,343	(16,444)	25,101	—	(42,975)
Other revenues (expenses)	10,702	695	(75,243)	377,767	—	(244,759)
	(74,189)	92,142	(91,687)	210,554	—	(287,734)

38.2 - Key Management Personnel Compensation

	12/31/2025	12/31/2024
Short-term benefits	84,813	64,820
Post-employment benefits	4,006	2,165
Shares based remuneration	18,473	17,820
Other long-term benefits	—	1,395
	107,292	86,200
Accounting Policy
A related party is a person or entity that is related to the Company. For purposes of presentation in the financial statements, only balances with relevant related parties are disclosed. In the preparation of the consolidated financial statements, transactions and intercompany balances with related parties that are subsidiaries are eliminated.

NOTE 39 - ASSETS AND LIABILITIES HELD FOR SALE
The table below shows the assets and liabilities classified as held for sale on December 31, 2025:

	12/31/2025	12/31/2024
Consórcio Energético Cruzeiro do Sul	—	596,664
Eletronuclear	535,000	—
Thermal projects	—	3,263,031
Empresa Metropolitana de Águas e Energia S.A. - EMAE	476,461	—
Lago Azul Transmissão S.A.	—	7,407
Mata de Santa Genebra Transmissão S.A.	—	635,000
Land	60,970	—
Total Assets	1,072,431	4,502,102

Consórcio Energético Cruzeiro do Sul	—	109,502
Thermal projects	—	84,952
Total Liabilities	—	194,454
In May 2025, the Company completed the partial sale of thermal power assets to the J&F S.A. group through the transfer of power plants held by AXIA Energia Norte. The transaction resulted in cash proceeds of R$2,394,259, as well as the recognition of an expense in the amount of R$269,783, recorded under “results from acquisitions and divestments.”
The agreement for the sale of thermal power assets to the J&F S.A. group provides for an earn‑out of up to R$1,200,000, contingent upon the re‑execution of power generation or capacity contracts of the plants.
In addition, an agreement was executed that applies in the event of a future transaction in which the J&F S.A. group assumes control of Amazonas Energia. In such case, the Company will assign to the J&F S.A. group the receivables it holds against the distributor, while retaining, as consideration, a call option to acquire equity interest in Amazonas Energia.
At this time, due to the high degree of uncertainty regarding the occurrence of these two events, the Company has not recognized these instruments in its financial statements.

In the same month, AXIA Energia Sul completed a shareholding/asset uncrossing transaction with Copel, which involved the transfer of equity interests in the Consórcio Energético Cruzeiro do Sul (49%) and in Mata de Santa Genebra Transmissora – MSG (50%), in exchange for the receipt of the UHE Colíder and cash proceeds totaling R$196,609. This transaction resulted in the recognition of income in the amount of R$157,840 recorded under “results from acquisitions and divestments” (see Note 16.1.2).
In September 2025, the Company reclassified to assets held for sale an amount of R$476,461. The reclassified amount represents the entirety of the shares of Empresa Metropolitana de Águas e Energia S.A. – EMAE, pursuant to the purchase and sale agreement. The transaction resulted in the recognition, in the profit or loss for the quarter, of a loss in the amount of R$24,524 (see Note 2.4.3).
In October 2025, the Company executed a purchase and sale agreement with J&F S.A. for the disposal of its entire equity interest in its associate Eletronuclear for R$535,000, classified as an asset held for sale, and recognized, in the profit or loss for the period, under “results from acquisitions and divestments,” an impairment provision in the amount of R$7,289,762. The disposal transaction, as provided for in the Conciliation Agreement entered into with the Federal Government and ratified in Direct Action of Unconstitutionality (ADI) No.7385000, is subject to the following conditions:
•Release of Company Guarantees: the buyer will assume the guarantees provided by the Company in favor of Eletronuclear, taking all necessary measures with the respective creditors and counterparties;
•Assumption of the “ADI Debentures”: the buyer will assume responsibility for the capitalization of the debentures agreed upon in the Conciliation Agreement entered into with the Federal Government, in the amount of R$2,400,000.
The effective completion of the disposal is subject to customary adjustments and conditions precedent applicable to transactions of this nature.
Accounting Policy
Non‑current assets and disposal groups are classified as held for sale when their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. This condition is met only when the asset (or disposal group) is available for immediate sale in its present condition, subject only to terms that are customary and usual for the sale of such assets (or disposal groups), and the sale is considered highly probable. Management must be committed to the sale, which is expected to be completed within one year from the date of classification.
Non‑current assets (or disposal groups) classified as held for sale are measured at the lower of their previously recorded carrying amount and the expected proceeds from disposal.

NOTE 40 – SUBSEQUENT EVENTS
40.1 - Payment of Redemption Amount
In January 2026, the Company paid, in Brazilian Reais, the amount of 1,299470 per share, totaling R$354,393 related to the compulsory redemption of Class “R” preferred shares (PNR). For further information, see Note 31.1.1.
40.2 - Disposal of the Interest in EMAE
In January 2026, after all conditions precedent had been satisfied, the Company completed the disposal of its entire interest in EMAE at a price of R$32.07 per share, totaling cash proceeds of R$476,461 For further information, see Note 39.
40.3 - Request for Preliminary Injunction – AXIA Energia

In January 2026, two class actions were filed by labor union entities seeking alleged impacts on the payment of Profit Sharing (PLR) to their employees, arising from the capitalization of profit reserves and bonus share issuance approved at the Extraordinary General Meeting held on December 19, 2025. In the same month, the Labor Court of Rio de Janeiro granted the Company’s request for reconsideration and revoked the previously granted preliminary injunction, concluding that there was no risk of harm and that the Company’s financial position remained sound.
40.4 - Debenture Issuance – AXIA Energia
In February 2026, AXIA Energia completed the settlement of its 8th issuance of simple, non‑convertible, unsecured debentures, distributed in three series. The debentures qualify for the tax incentive provided for under Law No. 12,431/2011 and were offered through a public distribution conducted under the automatic registration procedure, in accordance with CVM Resolution No. 160/2022, and were intended exclusively for professional investors, as defined in the applicable regulation.

Transaction	Series	Interest Rate (% p.a.)	Maturity Date	Amount (R$)
Debentures – 8th Issuance	1st	IPCA + 6.80%	02/15/2033	1,267,100
	2nd	IPCA + 6.71%	02/15/2036	368,900
	3rd	IPCA + 6.68%	02/15/2041	364,000
				2,000,000
40.5 - Asset swap agreement with ISA Energia Brasil S.A.
In March 2026, the Company entered into a Share Purchase Agreement with ISA Energia Brasil S.A., pursuant to which it sold its 49% equity interest in Interligação Elétrica do Madeira S.A. (IE Madeira) and acquired the remaining 51% equity interest in Interligação Elétrica Garanhuns S.A. (IE Garanhuns). Upon completion of the transaction, AXIA Energia will consolidate a 100% equity interest in IE Garanhuns and will no longer hold an equity interest in IE Madeira.The transaction is subject to customary closing conditions and adjustments.
40.6 - Change of our Corporate Name
On April 15, 2026, the shareholders approved, at the Annual General Meeting, the change of the Company’s corporate name from Centrais Elétricas Brasileiras S.A. – Eletrobras to AXIA Energia S.A., with no change to its Brazilian taxpayer identification number (CNPJ). Management emphasizes that the name change did not result in any impact on the Company’s corporate, operational or financial structure.

40.7 - Capital Structure Simplification and Delisting of ADRs
In April 2026, the Company approved the conversion of its preferred shares (PNA1 and PNB1) into common shares and the migration to B3’s Novo Mercado segment. In addition, on April 1, the Company announced that its Board of Directors had approved beginning the process of delisting its American Depositary Receipts from the New York Stock Exchange, with the objective of concentrating trading liquidity in the Brazilian market.

Ivan de Souza Monteiro
CEO
Eduardo Haiama
CFO
Marcos José Lopes
Director of Accounting – CRC-RJ 100854/O
Antônio Varejão de Godoy
Executive Vice-President of Operations and Security
Camila Gualda Sampaio Araújo
Executive Vice-President of Governance and Sustainability
Élio Gil de Meirelles Wolff
Executive Vice-President of Strategy and Business Development
Ítalo Tadeu de Carvalho Freitas Filho
Executive Vice-President of Commercialization and Energy Solutions
Renato Costa Santos Carreira
Executive Vice-President of Learning, People and Services
Juliano de Carvalho Dantas
Executive Vice-President of Technology and Innovation
Marcelo de Siqueira Freitas
Legal Executive Vice-President
Robson Pinheiro Rodrigues de Campos
Executive Vice-President of Expansion Engineering
Rodrigo Limp Nascimento
Executive Vice-President of Regulation, Institutional and Market